Form 20-F
period 2002-12-31
RADWARE LTD
filed 2003-04-02
CIK 1094366

Back to Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2002

OR

TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from __________ to __________

Commission file number 0-30324

RADWARE Ltd.

(Exact name of Registrant as specified in its charter)

Israel

(Jurisdiction of incorporation or organization)

22 Raoul Wallenberg St., Tel Aviv 69710, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered

None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, NIS 0.1 par value per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
17,014,114 Ordinary Shares, NIS 0.1 par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes No
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 Item 18

Back to Contents

Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Report Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this annual report.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As used in this annual report, the terms “we,” “us,” “our,” and “RADWARE” mean RADWARE Ltd. and its subsidiaries, unless otherwise indicated.

We have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®” “LinkProof®” and “Triangulation®” and we have trademark applications pending for “SynappsArchitecture™,” “Smart Nat™”, “CertainT™”, “Get Certain™”, “Peer Director™”, “CID – Content Inspection Director™” and “UpLink™”. All other trademarks and tradenames appearing in this annual report are owned by their respective holders.

Back to Contents

Back to Contents

Back to Contents

PART I

ITEM 1. Identity of Directors, Senior Management and Advisors

Not applicable

ITEM 2. Offer Statistics and Expected Timetable

Not applicable.

Back to Contents

ITEM 3. Key Information

Selected Financial Data

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations for the years ended December 31, 2000, 2001 and 2002, and the balance sheet data as at December 31, 2001 and 2002 from our consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations financial data for the years ended December 31, 1998 and 1999 and the balance sheet data for the years ended December 31, 1998, 1999 and 2000 are derived from our audited financial statements not included in this annual report. You should read the selected consolidated financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements included elsewhere in this annual report. Please see notes 2M and 11C of the notes to our consolidated financial statements for an explanation regarding the computation of basic and diluted net income (loss) per ordinary share.

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	1998	1999	2000	2001	2002

	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$4,900	$14,141	$38,353	$43,327	$43,663
Cost of revenues	899	2,269	6,123	7,709	7,946

Gross profit	4,001	11,872	32,230	35,618	35,717

Operating expenses: Research and development	1,081	2,099	5,465	8,293	7,809
Less — participation by the Chief Scientist of the Government of Israel	341	466	—	—	—

Research and development, net	740	1,633	5,465	8,293	7,809

Marketing and selling, net	4,205	9,678	24,622	29,986	30,019

General and administrative	298	1,137	3,127	4,543	4,219

Total operating expenses	5,243	12,248	33,214	42,822	42,047

Operating loss	1,242	576	984	7,204	6,330
Financing income (expenses), net	(11)	856	7,434	6,312	4,240

Income (loss) before income taxes	(1,253)	280	6,450	(892)	(2,090)
Income taxes	—	—	(387)	(389)	—

Loss in respect of an investment in an affiliate	—	—	—	(6,333)	—

Minority’s interest	—	—	23	37	(23)

Net income (loss)	$(1,253)	$280	$6,086	$(7,577)	$(2,113)

Basic net earnings (loss) per ordinary share	$(0.16)	$0.03	$0.38	$(0.46)	$(0.13)

Diluted net earnings (loss) per ordinary share	$(0.16)	$0.02	$0.35	$(0.46)	$(0.13)

Back to Contents

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	1998	1999	2000	2001	2002

	(In thousands, except per share data)

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	7,778	11,175	15,874	16,422	16,655
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	7,778	12,472	17,602	16,422	16,655

	December 31,
	1998	1999	2000	2001	2002

Balance Sheet Data:
Cash, cash equivalents, short-term bank deposits and marketable securities	$1,677	$68,747	$130,824	$125,680	$52,274
Long-term bank deposit and marketable securities	—	—	—	—	73,027
Working capital	2,507	68,303	132,418	124,911	50,690
Total assets	3,833	74,734	150,095	144,461	142,998
Shareholders’ equity	2,705	69,419	135,931	128,938	127,357

Risk Factors

Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The trading price of our ordinary shares could decline due to any of these risks.

We have a limited operating history, which may limit your ability to evaluate our business.

We commenced operations in April 1997 and therefore have a limited operating history. This may limit your ability to evaluate our prospects due to:

•	our limited historical financial data;

•	our unproven potential to generate operating profits; and

•	our limited experience in addressing emerging trends that may affect our business.

You should consider our prospects in light of the risks, expenses and difficulties we may encounter as an early stage company in the rapidly evolving market for Application Switching solutions (formerly referred to as Internet Traffic Management). Our financial success will depend on our ability to address these factors, including our ability to:

•	successfully market our products;

Back to Contents

•	maintain and expand our market share in the challenging and highly competitive market for Application Switching solutions;

•	timely and effectively introduce new products and product enhancements that are responsive to the needs of our customers; and

•	attract, train and retain qualified sales, technical and customer support personnel.

We discuss these and other risks in more detail below.

The general deterioration of the economy worldwide, the slow-down in expenditures by service providers, e-commerce and businesses and other trends in our industry could have a material adverse effect on our results of operations

Our business is dependent on current and anticipated market demand for our products, which has been negatively impacted by the general deterioration of the global economy and the economic uncertainties in the telecommunications market that began in late 2000. These conditions, and the uncertainties surrounding the growth rates of economies worldwide, resulted in a curtailment of capital investment by companies in our target markets, including Internet service providers, application service providers, web hosting service providers, e-commerce and Internet businesses. Many newer and smaller companies in these industries have failed and others have been reducing or delaying expenditures on new equipment and applications. As a result, many companies, including some of our current and potential customers, have indicated that they plan to postpone or decrease further capital investment. These factors have caused our revenue growth to increase at a significantly slower pace during 2001 and 2002 relative to prior years. In addition, the war with Iraq and the uncertainties related to that war have contributed to the tense market environment, the postponement of projects and spendings, and the low visibility businesses are experiencing when trying to plan their annual budget and projections. If these global conditions remain the same or worsen, and companies in our target markets continue to reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products, each of which would have a material adverse effect on our business, operating results and financial condition.

We may experience significant fluctuations in our quarterly financial performance because of the factors discussed below and seasonal fluctuations in our sales.

Our quarterly operating results have varied significantly in the past and are likely to continue to vary significantly in the future as a result of various factors, many of which are outside of our control. These factors include: our limited order backlog, our dependence upon our suppliers, our need to develop and introduce new and enhanced products and the long sales cycles and implementation periods of our products. In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales. Because our sales have grown significantly since inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers. For example, we believe that our sales may be reduced from the levels which they might otherwise have attained during the third quarter of 2003 because of the slowdown in business activities during the summer months in Europe, and that our sales during the fourth quarter of 2003 may be increased because some of our customers tend to make greater capital expenditures towards the end of their own fiscal years. Because of these anticipated fluctuations, our sales and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects.

Back to Contents

Unless our revenues grow in excess of our expenses, we will not be profitable.

Our revenues may not grow or continue at their current level. In addition, our operating expenses may increase. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation and the results that our past expenditures produce. We may make additional expenditures in anticipation of generating higher revenues which we may not realize, if at all, until some time in the future. If our revenues do not increase as anticipated, or if our expenses increase at a greater pace than revenues, we may not be profitable or, if we are profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Based on our revenues for the year ended December 31, 2002, we had net losses of $2.1 million and operating losses of $6.3 million. Our operating losses were partially offset by $4.2 million of financing income. We cannot assure you that we will be able to generate financing income in the future or that such financing income will offset our operating losses or any part thereof.

If the Internet does not continue to expand as a widespread medium for commerce and communications, demand for our products may decline significantly.

Our future success depends on the continued growth of the Internet as a widely used medium for commerce and communication. If use of the Internet does not continue to expand, the growth of the market for Application Switching solutions may not continue and the demand for our products could decline significantly.

If the market for Application Switching solutions does not continue to develop, we will not be able to sell enough of our products to achieve profitability.

The Application Switching market is rapidly evolving and we cannot assure you that it will continue to develop and grow. Market acceptance of Application Switching solutions is not proven and may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for Application Switching solutions does not continue to grow, we will not be able to sell enough of our products to achieve profitability.

Competition in the market for Application Switching solutions is intense. As a result, we may lose market share and we may be unable to achieve or maintain profitability.

The Application Switching solutions market is highly competitive and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors. Our principal competitors in the Application Switching solutions market include: Cisco Systems. Inc., Nortel, F5 Networks, Inc. and Foundry Inc. We also compete with other hardware and software providers that offer solutions to network infrastructure problems. We expect to continue to face additional competition as new participants enter the market. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Switching solutions and emerge as significant competitors. Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to achieve or maintain profitability.

Some of our competitors have greater resources than us, which may limit our ability to effectively compete with them.

Some of our competitors have greater financial, personnel and other resources than us, which may limit our ability to effectively compete with them. These competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer requirements;

Back to Contents

•	benefit from greater economies of scale;

•	offer more aggressive pricing;

•	devote greater resources to the promotion of their products; and/or

•	bundle their products or incorporate an Application Switching component into existing products in a manner that renders our products partially or fully obsolete.

We must develop new products and enhancements to existing products to remain competitive. If we fail to develop new products and product enhancements on a timely basis, we may lose market share.

The market for Application Switching solutions is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Accordingly, our future success will depend to a substantial extent on our ability to:

•	invest significantly in research and development;

•	develop, introduce and support new products and enhancements on a timely basis; and

•	gain and consecutively increase market acceptance of our products.

We are currently developing new products and enhancements to our existing products. We may not be able to successfully complete the development and market introduction of new products or product enhancements. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors.

We have a limited order backlog. If revenue levels for any quarter fall below our expectations, our earnings will decrease.

We have a limited order backlog, which makes revenues in any quarter substantially dependent on orders received and delivered in that quarter. A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our earnings will decrease.

We depend upon independent distributors to sell our products to customers. If our distributors do not succeed in selling our products, our revenues will suffer.

We sell our products primarily to independent distributors, including value added resellers, original equipment manufacturers and systems integrators. These distributors resell our products to our ultimate customers. We currently have over 200 active independent distributors and resellers that sell our products. We are highly dependent upon our distributors’ active marketing and sales efforts. Our distribution agreements generally are non-exclusive, one-year agreements with no obligation of our distributors to renew the agreements. Typically, our distribution agreements do not prevent our distributors from selling products of other companies, including products that may compete with our products, and do not contain minimum sales or marketing performance requirements. As a result, our distributors may give higher priority to products of other companies or to their own products, thus reducing or discontinuing their efforts to sell our products. We may not be able to maintain our existing distribution relationships. If our distributors terminate their relationships with us, we may not be successful in replacing them. In addition, we may need to develop new distribution channels for new products and we may not succeed in doing so.

Back to Contents

Any changes in our distribution channels, or our inability to establish distribution channels for new products, will impair our ability to sell our products and result in the loss of revenues.

Our products generally have long sales cycles and implementation periods, which increases our costs in obtaining orders and reduces the predictability of our earnings.

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new equipment. The sales cycles of our products to new customers can last as long as twelve months from initial presentation to sale. This delays the time in which we recognize revenue and results in our having to invest significant resources in attempting to make sales.

Long-sales cycles also subject us to risks not usually encountered in a short sales cycle, including our customers’ budgetary constraints, internal acceptance reviews and cancellation. In addition, orders expected in one quarter could shift to another because of the timing of our customers’ procurement decisions. Furthermore, customers may defer orders in anticipation of new products or product enhancements introduced by us or by our competitors. These factors complicate our planning processes and reduce the predictability of our earnings.

We must manage our expansion and anticipated growth effectively in order to attain profitability.

We have actively expanded our operations and may continue to expand them in the future in order to gain market share in the evolving market for Application Switching solutions. This expansion has placed, and may continue to place, a significant strain on our managerial, operational and financial resources.

We cannot assure you that:

•	we have made adequate allowances for the costs and risks associated with this expansion;

•	our systems, procedures or controls will be adequate to support our operations; or

•	we will be able to offer and expand our products successfully.

Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may seriously harm our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and we may not be profitable.

Our success depends on our ability to attract, train and retain highly qualified sales, technical and customer support personnel.

As we grow, we may need to increase our research and development staff, sales and marketing, and support staff. Our products require a sophisticated marketing and sales effort targeted at several levels within a prospective customer’s organization. The installation of Application Switching solutions, the integration of these solutions into existing networks and ongoing support can be complex. Accordingly, we need highly-trained sales, marketing and customer support personnel. Competition for qualified sales personnel, as well as technical and customer support personnel, is intense and we may not be able to hire sufficient personnel to support our sales and marketing efforts. Our success depends upon our ability to attract, train and retain highly qualified personnel.

Back to Contents

We are dependent on Roy Zisapel, our Chief Executive Officer and President, the loss of whom would negatively affect our business.

Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Roy Zisapel, our Chief Executive Officer and President. Although we have employment contracts with our senior management and key personnel, we do not carry life insurance on our senior management or key personnel. Any loss of the services of Roy Zisapel, other members of senior management or other key personnel could negatively affect our business.

Undetected hardware and software errors may increase our costs and impair the market acceptance of our products.

Our products have occasionally contained, and may in the future contain, undetected errors when first introduced or when new versions are released, either due to errors we fail to detect or errors in components supplied by third parties. These errors tend to be found from time to time in new or enhanced products after the commencement of commercial shipments. Our customers integrate our products into their networks with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the product that has caused the problem. Regardless of the source of these errors, we will need to divert the attention of our engineering personnel from our product development efforts to address the detection and correction of these errors. In the past, we have not incurred significant warranty or repair costs, nor have we been subject to liability claims for damages related to product errors or experienced any material lags or delays as a result of these errors. However, we cannot assure you that we will not incur these costs or liabilities or experience these lags or delays in the future. Any insurance policies that we may have may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors, whether caused by our products or the products of another vendor, may result in significant customer relations problems and injure our reputation, thus impairing the market acceptance of our products.

If USR Technologies and Electronics (2003) Ltd. (“USR”) is not able to provide us with adequate supplies of the principal component used in our products, we may not be able to deliver sufficient quantities of our products to satisfy demand.

We rely on USR to supply us with circuit boards. These circuit boards are the principal component which we use in the manufacture of our products. If we are unable to acquire circuit boards from USR on acceptable terms, or should USR cease to supply us with circuit boards for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased expenses and may limit our ability to deliver our products to our customers on time for such transition period.

Our profitability could suffer if third parties infringe upon our proprietary technology.

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. Our success depends upon the protection of our proprietary software installed in our products, our trade secrets and our trademarks. To protect our rights to our intellectual property, we rely on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others. In the United States, we have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®,” “LinkProof®” and “Triangulation®”. We also have trademark applications pending for “Synapps Architecture™,” “Smart Nat™”, “CertainT™”, “Get Certain™”, “Peer Director™” “CID – Content Inspection Director™” and “UpLink™”. In addition, we have a registered patent in the United States for our triangle redirection method used for the global load balancing, and pending patent applications and provisional patents in connection with several features used in our products. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Furthermore, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

Back to Contents

Our products may infringe on the intellectual property rights of others.

Third parties may assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. For example, in March 2003, F5 Networks Inc. issued a press release announcing that it had filed a patent infringement lawsuit against us and two other companies. We have not yet been served with the lawsuit, but have obtained a copy of the complaint. Based on our preliminary review we believe the claims are without merit and intend to vigorously defend the lawsuit. Any infringement claim, however, including the claims made by F5 Networks, even if not successful, could result in the expenditure of significant financial and managerial resources.

Our non-competition agreements with our employees may not be enforceable in certain jurisdictions. If any of these employees leaves our company and joins a competitor, our competitor could benefit from the expertise our former employee gained while working for us.

We currently have non-competition agreements with all of our employees. These agreements prohibit our employees, in the event they cease to work for us, from directly competing with us or working for our competitors. The laws of the U.S., Israel and other countries in which we have employees, may limit or prohibit our ability to enforce these non-competition agreements, or may be able to enforce them only to a limited extent. In the event that we are unable to enforce any of these agreements, our competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.

Our efforts to increase our presence in additional markets may not be profitable.

We currently offer our products in over 50 countries in addition to North America. We intend to enter additional geographic markets to expand our sales efforts worldwide. In 2001 and 2002, our sales outside America represented 51.7% and 49.6% of our total sales. Our ability to penetrate new markets is subject to risks inherent to these markets. The risks may impair our ability to generate profits from our increased sales efforts outside North America. In addition, any future political or economic instability in these or other foreign countries could significantly reduce demand for our products.

We are controlled by Messrs. Yehuda and Zohar Zisapel who beneficially own approximately 23.6% of our ordinary shares and may therefore be able to elect all of our directors and exercise control over the outcome of matters requiring shareholder approval.

Mr. Yehuda Zisapel, Chairman of our board of directors, and Zohar Zisapel, a former director and the brother of Mr. Yehuda Zisapel, beneficially own an aggregate of 4,032,608 ordinary shares, representing approximately 23.6% of the ordinary shares currently outstanding as of February 28, 2003. In addition, Roy Zisapel, Mr. Yehuda Zisapel’s son, is our Chief Executive Officer, President and a director. Roy Zisapel owns 630,273 ordinary shares and options to purchase 626,800 ordinary shares, of which 189,000 are fully vested. In addition, Mr. Yehuda Zisapel has the right to vote the ordinary shares issuable upon exercise of options while held by the trustee under our share option plan. As a result, these shareholders may control the outcome of various actions that require shareholder approval. For example, these shareholders could elect all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

Back to Contents

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having gain realized on the sale of our shares be treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

Based on advice we received from our tax and valuation consultants, we believe we should not be characterized as a PFIC for our 2002 tax year. It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for 2002 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2003 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “Taxation — United States Federal Income Tax Considerations.”

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. Since October 2000, there has been an increased level of hostilities and violence between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced our relationship with several Arab countries. We do not believe that the political and security situation has had a material impact on our business to date, however, there is no assurance that this will always be the casein the future. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation, or a significant downturn in the economic or financial condition of Israel.

Any hostilities involving or threatening Israel, including the war with Iraq and the uncertainties related to that war may also have a negative influence on foreign investments in Israel and the Israeli economy in general. If Israel is attacked, perhaps incurring the call to duty of the country’s army reservists, it may influence the performance of our Israeli facilities for the short term. We believe that the principal impact of a war would be a possible short-term slowdown in our research and development activities.

From time to time Israeli companies or companies doing business with Israeli companies have been subject to an economic boycott initiated by several Arab countries. This boycott or similar restrictive laws or policies directed towards Israel or Israeli business could adversely affect us.

Most of our directors and officers as well as many of our Israeli employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform approximately 31 days of annual military reserve duty, depending upon their age and prior position in the army. They may also be further subject to being called to active duty at any time under emergency circumstances, such as the impending war with Iraq. Directors, officers, and key employees falling within these requirements include Roy Zisapel, our Chief Executive Officer and President, Meir Moshe, our Chief Financial Officer, Amir Peles, our Chief Technical Officer, and Assaf Ronen, our Vice President, Research and Development. Our operations could be disrupted by the absence of for a significant period of one of more of our officers or key employees due to military service, and any disruption in our operations would harm our business. The full impact on our workforce or business if some of our officers and employees are called upon to perform military service, especially in times of national emergency or in the event that the impending war with Iraq will involve Israel, is difficult to predict.

Back to Contents

The rate of inflation in Israel and the change in the exchange rate between the New Israeli Shekel against the U.S. dollar is volatile, and may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or are dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses in other currencies mainly in Israel, in New Israeli Shekels (NIS) and in Europe, in Euros. As a result, we are exposed to the following risks: the rate of inflation in Israel may exceed the rate of devaluation of the NIS in relation to the dollar, the timing of this devaluation may lag behind inflation in Israel, the NIS may increase in value relative to the dollar, or the Euro may increase in value relative to the dollar. In such events, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured results of operations will be adversely affected. In 2002, there was an increase in value of the dollar in relation to the NIS of 7.3%, inflation in Israel was 6.5%, and there was a decrease in the value of the dollar in relation to the Euro of 15.6%. Although these trends did not materially affect us, (partly because the influence of the increase in value of the Euro compared to the dollar was set-off by the devaluation of the NIS against the dollar) we cannot assure you that we will not be materially adversely affected in the future. If the value of the NIS or the Euro rises in value relative to the dollar, or if the rate of inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of this devaluation lags behind inflation in Israel, our business and financial condition could be negatively impacted.

The tax benefits we may receive in connection with our approved enterprise program require us to satisfy prescribed conditions and may be terminated or reduced in the future. This would increase taxes.

The Investment Center has granted us an approval to establish an “approved enterprise” program at our Tel Aviv and Jerusalem facilities. An approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The benefits available to an approved enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, or if we voluntarily decide to cease the approved enterprise program with regard to our Jerusalem facility, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and would likely be denied these benefits in the future. From time to time, the Government of Israel has discussed reducing or eliminating the future tax benefits available to approved enterprise programs. Our approved program and tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes. The amount, if any, by which our taxes would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

Provisions of Israeli Law could delay, prevent, or make difficult, a change of control, therefore depressing the price of our ordinary shares.

The Israeli Companies Law generally requires that a merger be approved by both the board of directors of a company and a majority of the shares voting on the proposed merger. Unless a court rules otherwise, the statutory merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) vote against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. Finally, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies.

Back to Contents

In certain circumstances an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser will become a 25% or 45% shareholder of the company (unless there is already a 25% or a majority shareholder of the company, respectively). If, as a result of an acquisition, the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. The described restrictions could prevent or make more difficult to acquire us which could depress our share price.

Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

It may be difficult to enforce a U.S. judgment against us, our officers and directors, and the Israeli accountants named as experts in this annual report, or to assert U.S. securities laws claims in Israel or serve process on substantially all of our officers and directors and these accountants.

We are incorporated in Israel. Substantially all of our executive officers and directors and the Israeli accountants named as experts in this prospectus are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Israeli court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws.

Some of our deposits may be in excess of insured limits and are not insured in other jurisdictions.

The majority of our cash and cash equivalents, short-term and long-term bank deposits are invested in banks in the United States. Some of these deposits may be in excess of insured limits and are not otherwise insured. If one or more of these financial institutions were to become insolvent, the loss of these investments would have a material adverse effect on our financial condition.

Back to Contents

ITEM 4. Information on the Company

History and Development of the Company

Radware was organized in May 1996 as a corporation under the laws of the State of Israel, and commenced operations in April 1997. Our principal executive offices are located at 22 Raoul Wallenberg St., Tel-Aviv 69710, Israel and our telephone number is 972-3-766- 8666. As of January 1, 1999, we established a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in North America and is our authorized representative and agent in the United States. The principle offices of Radware Inc. are located at 575 Corporate Dr. Suite 205, Mahwah, NJ 07430 and its telephone number is 201-512-9771. In 2000, we established subsidiaries in France, Germany, Sweden, the United Kingdom, the Netherlands and Australia, and a representative office in China. In 2001, we established subsidiaries in Italy and Japan and branches in Singapore and Korea. The purpose of our subsidiaries and representative offices is to conduct promotion and marketing activities as well as provide customer support in these regions.

For a discussion of our capital expenditures and divestitures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Business Overview

General

We develop, manufacture and market Intelligent Application Switching solutions (formerly referred to as Internet Traffic Management solutions) that enable continuous application availability, optimize application performance and provide site wide security. We offer a broad range of solutions to service providers, e-commerce businesses and corporate enterprises to optimize operations of web and application servers, firewalls, virtual private networks (“VPN”), intrusion detection systems, Internet service providers (“ISP”) links, anti-virus gateways and cache servers.

Our Application Switching solutions enable our customers to manage their network infrastructure, bypass systems failures and scale their network infrastructure to accommodate increasing Internet protocol (“IP”) traffic. Our products improve the productivity of network infrastructure by distributing traffic within the network, optimizing the use of available network resources.

Our products are designed to improve the efficiency, security and flow of information of network operations through:

•	health monitoring;

•	traffic redirection and load balancing;

•	bandwidth management;

•	intrusion prevention; and

•	denial of service protection.

Our products can be deployed either as independent solutions to address specific application needs at a particular location within a network or as an end-to-end integrated solution to manage traffic throughout a network.

Back to Contents

Products

We offer our customers a diversified range of products that address different application needs. Our products enable our customers to enjoy continuous availability of their network resources by improving the network’s fault tolerance, or resistance to software and hardware errors and system failures. In addition, our products provide scalability by enabling customers to expand capacity as traffic volumes dictate without having to upgrade or replace existing network resources. Our solutions can be implemented to optimize the functionality of various network resources, principally server farms providing Internet protocol applications, including Web sites, file transfer sites, e-mail servers, database servers, cache servers, firewalls and ISPs. We currently offer seven types of products, each designed to provide Application Switching solutions for different areas of the networks:

•	Web Server Director® provides full availability, redundancy, security and optimized operation of servers – in order to achieve high performing IP applications.

•	FireProof® provides full availability, redundancy and maximized operation of security tools across the network.

•
Cache Server Director® redirects end-user requests, when appropriate, to cache servers which store, or cache, content previously retrieved from the Internet, thereby optimizing performance, improving response time and conserving bandwidth.

•
LinkProof™ manages Internet traffic for networks, commonly referred to as multi-homed networks, which access the Internet through multiple connections via several ISPs, to provide fault tolerant and cost effective Internet connectivity.

•
Peer Director™ – controls, manages and optimizes Internet Routing. Peer Director enables service providers and large enterprises to control their Internet routing by enforcing policies on traffic redirection across the various Internet links. Administration and Internet connectivity costs are reduced, Internet performance is improved and administrators are empowered with better control of their connectivity links.

•	Content Inspection Director™ – provides fault tolerant and fully optimized anti-virus scanning and content filtering for trusted and cost effective content security.

•
CertainT 100™ Transaction Accelerator – Performs Gigabit speed transactions, for high performance Secure Sockets Layer (“SSL”) encryption and decryption, providing secure and effective Secure Socket Layer processing.

Each of our products is designed as a separate hardware unit dedicated to providing intelligent Application Switching solutions. These separate dedicated units are added to existing network structures and, because they do not need to be installed into any existing network devices, are capable of supporting networks ranging in size and traffic flow. By deploying separate dedicated hardware units that do not need to be installed into any existing network devices, we avoid introducing an independent source of system failure and help to increase the mean time between failure of our customers’ networks.

Our products are compatible with any system that uses the Internet protocol and can operate with various network structures, configurations and operating systems. Our products support a wide variety of IP-based applications, including web services, e-mail, voice, video, database and file transfers. This enables organizations to continue to utilize and build upon their existing infrastructure without limiting their options to meet future network needs. Our products are designed to be easily and quickly installed without impact to an existing network structure.

Back to Contents

All of our products can be combined within a single network infrastructure, addressing all application needs. By controlling site wide traffic, Radware products ensure the full availability, performance and security of IP applications.

Under our Certainty Support offering (see Product and Technical Management below), we periodically provide software upgrades to our products, which are electronically sent to our customers and automatically uploaded onto our products.

Application Switch Platforms

In August 2000, we released the Application Switch, a new hardware platform for our products. The Application Switch is based on a multi-layered switching architecture, and enhances the performance of our products. In September 2001, we released the Application Switch II, which provides higher capacity for application switching and can make comprehensive Layer 4-7 switching decisions, at Gigabit speeds, based upon specific applications, destination requests or actual content passing through it. In February 2003, we released Application Switch III, our next generation hardware platform. Application Switch III is the industry’s first 10 Gigabit Ethernet Layer 4-7 Switch, offering three times the capacity and five times the processing power of Application Switch II.

Web Server Director

Our Web Server Director (“WSD”) product enables the full availability, optimized operation and security of server farms. This provides reliable and high performing service of mission critical applications across networks and data centers. Web Server Director is designed to address different network environments, ranging from a single group of servers organized in a farm to multiple groups of server farms with each server farm located at a different geographically dispersed site in the network. WSD eliminates bottlenecks, failures and downtime from enterprise servers, ensuring the full operation of all IP applications such as web services, e-mail and online databases.

The Web Server Director can provide local or global traffic management:

•  Local Solution.   As a local solution, Web Server Director intercepts traffic directed to a local server farm and distributes the traffic among the servers in the farm in order to bypass any off-line servers within the server farm, provide continuous availability of the applications provided by the server farm and optimize use of the capacity of the servers organized in the farm.

•  Global Solution.   As a global solution, Web Server Director can distribute traffic among multiple groups of server farms located at geographically dispersed sites throughout a network. The Web Server Director distributes the traffic among the various server farms located at different sites throughout the network through the use of advanced measuring tools and traffic redirection methods, balancing traffic based upon a combination of a dynamic measurement of traffic and capacity at each server farm and the response time of each server farm.

WSD also incorporates, either as standard or optional features, advanced health monitoring, traffic redirection, bandwidth management, intrusion prevention and Denial of Service protection to provide users with a dependable and cost effective IT infrastructure.

FireProof

Our FireProof product was launched in 1998 as a firewall traffic management solution that load balanced traffic amongst multiple firewalls. As companies began to implement more comprehensive security plans, FireProof developed into a security Application Switch which manages and optimizes multiple security resources deployed over the enterprise. FireProof ensures that security tools deployed in the network remain fully activated for accelerated defense performance. For example, companies deploy network security filters, firewalls, Virtual Private Networks and Intrusion Detection Systems to protect their networks from unauthorized access to sensitive information. FireProof Security Application Switch manages these resources and ensures that they are fully activated at all times. FireProof offers continuous availability of firewalls, Virtual Private Networks and Intrusion Detection Systems by load balancing and dynamically distributing traffic amongst these security devices. FireProof also automatically detects and protects against more than 1,000 malicious attack signatures, preventing the violation of mission critical applications and databases. This is achieved through the device’s application security module, which monitors traffic in real time, identifying and intercepting malicious traffic. In addition, FireProof provides as an optional feature, Denial of Service (“DoS”) protection by preventing malicious DoS attacks at Gigabit speeds. Radware’s DoS Shield detects the occurrence of DoS attacks with an advanced sampling algorithm and takes automatic actions to thwart the attacks.

Back to Contents

Cache Server Director

Our Cache Server Director product is a cache server management and traffic distribution system. Designed for organizations that employ cache server farms on their networks, Cache Server Director is designed to maximize the performance of cache server farms, optimize utilization of Internet access and storage resources and reduce bandwidth consumption.

Cache servers are designed to enhance the efficiency of data transmission by reducing the amount of redundant network traffic. Cache servers locally store, or cache, information previously retrieved from the Internet in dedicated storage systems. Future requests for the same information are retrieved directly from the cache server, thereby avoiding the need to traverse the entire network to retrieve the same data. Cache servers are frequently deployed in farms to provide redundancy and increased capacity. However, cache servers generally require a time-consuming user configuration procedure. Users that are not configured to a cache server will access the Internet directly. This results in less than optimal use of cache resources, delay in response time to the cache servers and unnecessary use of bandwidth to access data that was previously cached on the local network. Cache Server Director eliminates the need to configure individual users to the cache servers. Cache Server Director intercepts outgoing Internet requests according to predefined criteria and redirects them to the cache server where the requested information has previously been stored, thereby avoiding inefficient use of bandwidth and eliminating duplication of cached information on different servers.

In addition, Cache Server Director processes requests for non-cached data and distributes information retrieved from the Internet among available cache servers for storage. Cache Server Director distributes the retrieved information proportionately among the cache servers in order to optimize capacity and performance of the entire cache server farm. To further provide for optimal utilization of cache servers, Cache Server Director monitors user requests for popular Internet addresses and automatically transfers them to the least loaded cache server.

Cache Server Director provides full fault tolerance between cache servers. Should a cache server fail, Cache Server Director will redirect all requests to another cache server within a farm, providing users with uninterrupted access to the cache server farm. Similar to our other products, Cache Server Director offers full scalability to enable cost-effective growth, allowing customers to employ different cache servers with varying performance capabilities within a cache server farm managed by a Cache Server Director.

Cache Server Director also provides, as an optional feature, Gigabit speed protection of cache servers against Denial of Service attacks and over 1,000 attack signatures.

LinkProof

Our LinkProof product offers an Internet link Application Switch solution for multi-homed networks. In order to ensure continuous access to the Internet, enterprises frequently deploy, via several ISPs, multiple connections between their networks and the Internet, providing the network with alternative access points to the Internet in the event one connection fails. This network design is commonly referred to as a multi-homed network.

Back to Contents

Our LinkProof is deployed between a multi-homed network and the Internet access routers to ensure high availability and continuous access to and from the Internet, as well as optimal utilization of the available Internet access connections. LinkProof acts as an intelligent interface between the multi-homed network and the Internet. LinkProof receives all outgoing Internet traffic from the network and routes the traffic to the appropriate ISP based on availability and current traffic load along the connection to the ISP. LinkProof continuously monitors the transport layer of the network environment to detect failures. In the event of a failure in a connection to one of the ISPs used by the multi-homed network, LinkProof automatically routes the traffic to an alternative ISP.

LinkProof also dynamically distributes outgoing and incoming Internet traffic through the several Internet connections available to a multi-homed network to provide optimal use of the network’s Internet connections. Building on the proximity detection technology used in the Web Server Director family of products, LinkProof dynamically selects the most efficient Internet connection with respect to each Web site for either inbound or outbound Internet traffic. This technology enables LinkProof to monitor the performance of each of the ISP connections with respect to the requested Web site. Using this information, LinkProof makes the routing decision based on the availability of each Internet connection, as well as the network proximity of the Internet and the requested Web site through the various ISPs, thereby providing the optimal path for Internet traffic to and from the network.

LinkProof also provides, as an optional feature, Gigabit speed protection for the internal network against Denial of Service attacks and over 1,000 attack signatures.

Peer Director

Our Peer Director product is designated mainly for the intelligent routing market, controls, manages and optimizes Internet Routing. Peer Director enables service providers and large enterprises to control their Internet routing by enforcing policies on traffic redirection across the various Internet links.

The Peer Director gathers and analyzes real time statistics associated with Internet traffic carried on multiple links. Based on these statistics and in conjunction with customizable user-defined policies, Peer Director redistributes and optimizes traffic loads between the links through multiple sophisticated load balancing algorithms that are proprietary to Radware. Network administrators no longer need to manually monitor the availability of routers and ISP links. Peer Director automatically and dynamically achieves link optimization by redirecting users to the healthiest link, thereby avoiding traffic congestion that often plagues BGP (Border Gateway Protocol) routing schemes. Users benefit from improved performance and cost-efficient Internet service.

Content Inspection Director

Content Inspection Director was introduced in October 2002 to deliver fault tolerant and fully optimized anti-virus scanning and content filtering. Content security devices consume a significant amount of network resources for application processing. As a result, bottlenecks often occur during inspection for malicious content. Radware’s Content Inspection Director contains a pre-screening algorithm that allows for the differentiation between trusted and non-trusted content. The suspect content is directed to inspection devices such as anti-virus gateways and content filters, while trusted content bypasses the inspection devices and proceeds normally. Since a high percentage of Internet traffic is trusted content – such as streaming, audio files and image files, offloading the trusted content may result in up to a 500 percent increase in performance.

Content Inspection Director achieves finer security granularity by defining inspection policies according to customer requirements. Content Inspection Director’s flow management allows users to sequentially load balance several server clusters, whereby each one provides a different service based on source, destination, traffic type and physical port.

Back to Contents

In addition, Content Inspection Director provides Gigabit speed protection Denial of Service attacks and over 1000 attack signatures.

     CertainT-100

The CertainT 100 – SSL (Secure Sockets Layer) Accelerator relieves network web servers of performing the CPU (Central Processing Unit) intensive SSL encryption and decryption calculations associated with secure online applications. The CertainT 100 decrypts the SSL traffic off-line and forwards it to the web servers for completion of the transaction. The CertainT 100 contains four modules, each one processing a different number of SSL transactions per second (“TPS”). Level o processes up to 300 TPS, Level 1 processes up to 700 TPS, level 2 processes up to 1400 TPS and level 3 up to 2800 TPS. To increase processing capabilities, multiple CertainT devices can be added to create CertainT 100 farms, which may accelerate the SSL encryption to up to 20,000 transactions per second.

CertainT 100 prevents SSL attacks by blocking security transaction tampering and mitigating service failures. CertainT 100’s decrypts traffic at critical points in the network, inspecting and directing traffic to security devices for security filtering. The identification and termination of illegitimate SSL sessions protects against malicious SSL packets and security violations. CertainT 100 reduces bandwidth consumption through a compression algorithm which reduces the file size by up to 50 percent, accelerating content delivery and reducing the Central Processing Unit’s overhead.

     SynApps Architecture™

All our products are available with our SynApps Architecture™. This software architecture offers five modules which support various mission critical operations across the network. The five modules are: Health Monitoring; Traffic Redirection (these components are an integral part of our products); Bandwidth Management, Intrusion Prevention and DoS Protection (these components are optional add-on modules available with all our products).

Application Health Monitoring – SynApps includes health monitoring tools that check physical and logical application resources. If a problem is detected, SynApps generates the proper alerts and overcomes the problem by redirecting users to alternate resources within the local or global network. SynApps health monitoring includes tools that check all Internet protocols, standard server agents employing Internet protocols, Transmission Control protocols, User Datagram Protocols and Web transactions, including content verification.

Traffic Redirection – Traffic redirection capabilities ensure that users are directed to healthy and available resources locally or globally despite the inherent and unpredictable peaks in Internet traffic. This module redirects traffic to the least loaded server, data center, firewall or router, thus providing resource optimization.

Bandwidth Management – SynApps Bandwidth Management allows companies to define and implement their own bandwidth management policies for applications running on servers, firewalls and cache servers, as well as expensive and critical Wide Area Network connections. Bandwidth management allows companies to guarantee that critical business traffic such as ERP (Enterprise Resource Planning) traffic or e-commerce transactions receive higher priority versus non-critical traffic.

Intrusion Prevention – SynApps also provides the ability to detect network intrusion and prevent dangerous malicious attacks, thereby providing another line of defense for critical network resources that are managed by Radware products. The application security module helps protect networks and applications from more than 1000 known attack signatures.

Back to Contents

DoS Shield – The newest SynApps Architecture security module, introduced in February 2002, provides organizations with extensive DoS detection and protection capabilities while maintaining high network traffic capacity, sustaining Gigabit capacity. Using an advanced sampling algorithm, the DoS Shield detects when active attacks begin to consume large amounts of the network’s bandwidth, and immediately blocks them. Legitimate traffic proceeds normally.

     ConfigWare

Our products can be managed with ConfigWare, an internally developed software management tool that is included with all of our products. ConfigWare is designed with an easy to use, graphical user interface that allows our customers to benefit from our technology with minimal technical know-how or support. ConfigWare can be installed either as a stand-alone software package or, as a Web application, in conjunction with a Web server, to enable remote configuration through a Web browser. ConfigWare enables real-time monitoring of, as well as historical analysis of, device functionality, traffic flows and traffic volumes. It furnishes a wide range of statistics for managing servers to enable efficient utilization of the server farm, including current server traffic volumes, peak traffic volumes, attached end-users per server and number of connection failures. Graphs and charts can be customized according to the customer’s parameters. ConfigWare also enables interactive monitoring and automatic notifications of failures or other data. ConfigWare enables Web Server Director, Cache Server Director, LinkProof, FireProof, Peer Director, Content Inspection Director and CertainT-100 software to be updated remotely while the device is working. Almost all parameter changes are implemented immediately, with no need to reset the unit.

     Configware Insite

Configware Insite is a site-wide software management tool that enables unified administration, visibility and control of IP application performance across the enterprise. Unlike the ConfigWare, which manages each product separately, Configware Insite manages all our products with a site-wide view. Based on an easy-to-use site map interface, Configware Insite lets users draw their network, configure Radware Intelligent Application Switching devices and set-up the SynApps Services (as described above) to address end-to-end IP application service requirements. Configware Insite’s statistics module provides real-time and historical views of actual application performance levels for monitoring site-wide operations and simple pinpointing of vulnerabilities and failures, affording complete visibility and control over the performance of Web and Application Servers, security tools, cache servers, anti-virus tools and Internet links.

Configware Insite provides real-time and historical views of all Radware Application Switching devices and SynApps services for complete visibility of site-wide IP application performance, facilitating trend analysis while extending comprehensive control of enterprise operations. The collected statistics enable administrators to identify network vulnerabilities and take proactive steps to mitigate service failures before they affect your site. Configware Insite offers a comprehensive set of user defined statistics that provide performance and bandwidth consumption data per device, including bi-directional traffic, failures, bottlenecks, resource management and client information. Based on this information, network administrators can decide to add resource capacities, tune bandwidth policies or relocate devices to better manage actual traffic loads and IP application performance requirements.

     Customers

We have a global diversified customer base consisting of corporate enterprises and service providers, such as telecommunication carriers, ISPs, application service providers and Web-hosting providers. We also offer our products to e-commerce businesses, such as e-commerce Web sites and publishing Web sites and portals, although sales to e-commerce businesses have not represented a significant portion of our revenue to date. Our range of Application Switching products offer business and industry solutions including site-wide security activation, business application solutions, connectivity and multi-homing solutions, e-commerce solutions and business continuity and disaster recovery solutions.

Back to Contents

With the exception of our limited direct sales efforts to select customers, we sell our products to distributors who then resell our products to final customers. We sell our products in North America directly to customers and through indirect distribution channels. Outside North America, we sell our products exclusively through indirect distribution channels.

In 2002, approximately 50% of our sales were in America (principally in the United States) and 50% were outside America, of which approximately 26% of our sales were in EMEA (Europe, Middle East and Africa) and 24% were in Asia-Pacific. Other than the United States, no single country accounted for more than 10% of our sales for 2002.

For the periods ended December 31, 2000, 2001 and 2002, no single customer accounted for more than 10% of our sales. As of December 31, 2001 and 2002, no single customer represented more than 10% of trade receivables.

Sales and Marketing

Sales.     We market and sell our products through an indirect sales channel that consists primarily of distributors located in North America, Europe and Asia. In addition, we generate direct sales to select customers in North America. Our distributors are supported by our sales managers who are also responsible for recruiting potential distributors and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff who help generate and qualify leads for the sales managers. As of December 31, 2002, we employed a total of 49 sales managers and sales staff in North America with locations in various states. We also employed 41 sales managers and sales staff based in Israel and other subsidiaries and representative offices, who are responsible for developing and maintaining distribution channels outside of North America. We have subsidiaries in the United States, Australia, France, Germany, the United Kingdom, Italy and Japan, as well as representative offices and branches in China, in Singapore and Korea. These offices promote and market our products and provide customer support in their respective regions.

Marketing Strategy.     Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality Application Switching solutions. We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our sales force and marketing efforts are principally directed at developing brand awareness and providing sales support to our distributors. We participate in major trade shows and offer support to our distributors who participate in regional trade shows and events. We also invest in print and Web advertising campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors and other companies that have formed strategic alliances with us. We have entered into co- marketing arrangements with companies in other complementary Internet segments, including Symantec Corporation, NetScreen Technologies Inc., Check Point Software Technologies Ltd., BMC Software Inc., Alladin Knowledge Systems Ltd., SurfControl, Secure Computing Corporation, Quest Software, Microsoft Corporation, WatchGuard Technologies Inc., KaVaDo Inc., Teros, Internet Security Systems Inc., and HP Services.

Strategic Alliances and Original Equipment Manufacturer Agreements.     We have entered into strategic alliances and original equipment manufacturer agreements with other software and hardware vendors, including Comverse Technology, Inc. and NEC, as well as mutual channel information sharing arrangements. We believe that these companies have significant customer relationships and offer products which complement our products. Our agreements allow these companies to distribute our products on a world-wide non-exclusive basis with discounts based upon the volume of orders received. There usually is no requirement for a minimum sales quota. The products are branded with the names of these companies or co-branded with our name as well. These agreements are standard distributor agreements, purchase agreements, OEM (original equipment manufacturer) agreements or other specific agreements and are terminable by either party at will. We plan to further invest in the development of strategic alliances in order to provide greater access to our target markets and enhance our brand name.

Back to Contents

Technical Management

Our technical team, which consists of 49 employees worldwide as of December 31, 2002, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software and product upgrades for our products. In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to constantly upgrade their products and obtain optimized performance by purchasing the following five optional features: extended warranty, software upgrades, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement.

Research and Development

In order to maintain our share of the Application Switching market, we place considerable emphasis on research and development to expand the capabilities of our existing products, develop new products and improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain our technological expertise, enhance our existing products and introduce, on a timely basis, new commercially viable products that will continue to address the needs of our customers. Accordingly, we intend to continue to devote a significant portion of our personnel and financial resources to research and development. In order to identify market needs and to define appropriate product specifications, as part of the product development process, we seek to maintain close relationships with current and potential distributors, customers and vendors in related industry segments.

As of December 31, 2002, our research and development staff consisted of 70 employees. Research and development activities take place at our facilities in Israel. We employ established procedures for the requirement management, development and quality assurance of our new product developments. Our research and development organization is divided according to our existing products. Each product group is headed by a group leader and includes team leaders and software engineers. In addition we have a hardware and infrastructure group responsible for the development of the Radware platforms serving all product groups, which includes a group leader, team leaders, hardware and software engineers, and a quality assurance group, which assists all product groups and includes a group leader and quality control engineers and technicians. We occasionally use third party subcontractors for the development of portions of research and development projects.

Manufacturing and Suppliers

USR manufactures the circuit boards which are the principal hardware component used in our products.

USR supplies us with finished circuit boards for final assembly. The other components and subassemblies included in our products are supplied to USR from a limited group of suppliers and subcontractors. USR monitors each stage of the circuit board production process, including the selection of components and subassembly suppliers. USR is ISO 9002 certified, indicating that its manufacturing processes adhere to established quality standards.

We install our proprietary software onto the circuit boards we receive from USR. Quality assurance testing, final assembly and packaging and shipping operations are performed primarily at our facility in Jerusalem, Israel. We believe that our quality assurance procedures have been instrumental in achieving the high degree of performance and reliability evidenced by the awards our products have won, including Network Computing Editor’s Choice, Network Computing Well-Connected, Internet World Best of Show, PC Magazine Editor’s Choice and Network Magazine Product of the Year.

Back to Contents

Until February 2003, the circuit boards where manufactured by RND, an affiliated company controlled by Messrs. Yehuda and Zohar Zisapel, principal shareholders of our company. On February 2, 2003, USR purchased substantially all the assets, rights and liabilities (including assignment of agreements, transfer of employees etc.) of RND. These rights and liabilities included agreements for the supply to us of services and circuit boards. Accordingly, beginning February 2, 2003, the services and circuit boards once obtained from RND are supplied to us by USR.

Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology. We have a policy that requires our employees to execute employment agreements, including confidentiality and non-compete provisions.

We have registered trademarks for “Web Server Director®,” “Cache Server Director®” and “FireProof ®”, “LinkProof®” and “Triangulation®” and we have trademark applications pending for “Synapps Architecture™,” “Smart Nat™”, “CertainT™”, “Get Certain™”, “Peer Director™”, “CID – Content Inspection Director™“ and “UpLink™”. We do not currently own any registered copyrights.

We have a registered patent in the United States for our triangle redirection method used for the global load balancing and pending patent applications and provisional patents in connection with several features used in our products. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

The protective steps we have taken may be inadequate to deter misappropriation of our technology and information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Some of the countries in which we sell our products do not protect a company’s intellectual property to the same extent as do the United States and Israel. In addition, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Any licenses for intellectual property that might be required for our services or products may not be available on reasonable terms.

     Competition

Our industry is characterized by intense competition. Our principal competitors in the sale of Application Switching solutions include hardware-based solution providers, such as Cisco Systems, Nortel and Foundry Inc. and PC-based solution provider, F-5 Networks. We expect to face increasing competition as new competitors enter our market and multinational corporations purchase players in the market.

Some of our competitors have substantially greater financial, personnel and other resources, and may offer a broader range of products than we do. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. They may also benefit from greater economies of scale, offer more aggressive pricing, devote greater resources to the promotion of their products, bundle their products or incorporate an existing Application Switching solution into existing products.

We believe that our success will depend primarily on our ability to provide more technologically advanced and cost-effective Application Switching solutions, and more responsive customer service and support, than our competitors. However, we cannot assure you that the products we offer will compete successfully with those of our competitors. Furthermore, should competition intensify, we may have to reduce the prices of our products which will negatively impact our business and financial condition.

Back to Contents

     Legal Proceedings

In December 2001, we, our Chairman Yehuda Zisapel, our President, Chief Executive Officer and Director Roy Zisapel and our Chief Financial Officer Meir Moshe and several underwriters in the syndicates for our September 30, 1999 initial public offering and January 24, 2000 secondary offering, were named as defendants in a class action complaint alleging violations of the federal securities laws in the United States District Court, Southern District of New York. The complaint seeks unspecified damages as a result of various alleged securities law violations arising from activities purportedly engaged in by the underwriters in connection with our initial public offering and secondary offering. Plaintiffs allege that the underwriter defendants agreed to allocate stock in our initial public offering and secondary offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. Plaintiffs allege that the Prospectuses for our initial public offering and secondary offering were false and misleading in violation of the securities laws because they did not disclose these arrangements. We intend to vigorously defend the action, which is being coordinated with over three hundred other nearly identical actions filed against other companies before one judge in the U.S. District Court for the Southern District of New York. No date has been set for any response to the complaint.

In March 2003, F5 Networks Inc. issued a press release stating that it had filed a patent infringement lawsuit against us and two other companies. We have not yet been served in this lawsuit but we have obtained a copy of the complaint. Based on our preliminary review we believe that the lawsuit is without merit and intend to vigorously defend it.

From time to time, we are involved in routine trade litigation.

We are not subject to any additional material legal proceedings.

     Israeli Office of Chief Scientist

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry and Trade, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, commonly referred to as the “R&D Law”. Under the R&D Law, a research and development plan that meets specified criteria and is approved by the Office of the Chief Scientist, is eligible for a grant of 50% of certain approved research and development expenditures.

The recipient of a grant is required to return the amount of the grant linked to the U.S. Dollar plus interest, by payment of royalties. The royalties are payable from the revenue derived from the sale of products that incorporate the technology developed under the plan.

For the period up to December 31, 1999, we received royalty-bearing grants from the Office of the Chief Scientist for an aggregate amount of $1.6 million. By December 31, 2001 we had reimbursed the full amount by way of royalties.

Certain terms of the R&D Law and the funded research and development plan remain applicable even after the repayment of royalties. Such terms include a requirement that the manufacture of products developed under the funded plan must be performed in Israel, unless prior approval is received from the Office of the Chief Scientist. Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and increasing the total amount to be repaid to as high as 300% of the grants. Separate governmental consent is required for the transfer to third parties of the technology developed under the plan. In practice, the Office of Chief Scientist does not consent to the transfer out of Israel of the ownership of the technology developed under a plan. No approval is required with respect to the sale or export from Israel of products developed under a funded plan.

In November 2002, the Israeli parliament approved an amendment to the R&D Law, which will become effective on April 1, 2003.

Back to Contents

As opposed to the R&D Law prior to the amendment, which requires an undertaking in the application that all manufacturing will be performed in Israel, the amendment to the R&D Law allows for the approval of grants in cases in which the applicant makes a declaration that part of the manufacturing will not take place in Israel. The declaration must include details regarding the locations in which the manufacture of the product will be performed in Israel, and out of Israel, and the manufacture activities to be performed in such locations (including the reasons for performing such manufacture activities out of Israel) and the added value for Israel and countries out of Israel. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.

In accordance with the amendment to the R&D Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents.

The amendment to the R&D Law further allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development. The R&D Law prior to the amendment only allowed for grants covering 50% of such expenditures.

Fund for the Encouragement of Marketing Activities.

The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awards grants to Israeli companies for overseas marketing expenses, including expenses for maintaining branches, advertising, catalogs, exhibitions and surveys, up to a maximum rate of 33% of such expenses. As of today, we have received the maximum grant to which we are entitled from the marketing fund totaling approximately $150,041, and are required to pay royalties in connection with such grants at a rate of 4% of the increase in sales outside of Israel up to the total dollar-linked amount of such grants, plus interest. Marketing grants are currently awarded only to companies whose annual exports in the year preceding the application did not exceed $15 million.

During 2002 we have paid the Fund for Encouragement of Marketing Activities royalties in the amount of $23,473.

Back to Contents

Organizational Structure

As of January 1, 1999, we established a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in North America. We also have subsidiaries in Australia, France, Germany, Sweden, The Netherlands, the United Kingdom, Italy and Japan. We have also established representative offices in China and branches in Singapore and Korea. All the above subsidiaries are wholly-owned, except for our subsidiary in Australia, in which we currently hold 83% (of which 8% were purchased in January 2003). We have an option to purchase the remaining 17%, which is currently held by a local Australian company. Our subsidiaries include:

Name of Subsidiary	Country of Incorporation

Radware Inc.	New Jersey, United States of America

Radware UK Limited	United Kingdom

Radware France	France

Radware Srl	Italy

Radware ITM Solutions B.V.	The Netherlands

Radware GmbH	Germany

Nihon Radware KK	Japan

Radware Australia Pty. Ltd.	Australia

Radware Sweden AB	Sweden

Yehuda and Zohar Zisapel are co-founders and principal shareholders of Radware. Yehuda Zisapel is also the Chairman of the Board of Directors of Radware. Individually or together, they are also founders, directors and principal shareholders of several other companies which, together with Radware and our subsidiaries listed above are known as the RAD-Bynet Group. These corporations include:

AB-NET Communications Ltd.	Ceragon Networks Ltd.	WISAIR Inc.
Axerra Networks Inc.	Ebeat Software and Internet Services Ltd.	Sanrad Inc.
BYNET Data Communications Ltd.	Infogate On Line Ltd.	RADView Software Ltd.
BYNET Electronics Ltd.	Modules Inc.	RADVision Ltd.
BYNET SEMECH (outsourcing) Ltd.	RADCOM Ltd.	RADWIN Ltd.
Bynet System Applications Ltd.	RAD Data Communications Ltd.	RADVision Ltd.
Silicom Ltd.
RIT Technologies Ltd.

The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

Back to Contents

In addition to engaging in other businesses, members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products. See also Item 7 – Related Party Transactions.

Property, Plants and Equipment

Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 23,345 square feet of leased office space in Tel Aviv, Israel. The lease expires in October 2005, and we have an option to extend the lease for an additional period of five years. The facilities are leased from affiliated companies owned by Messrs. Yehuda and Zohar Zisapel – see Item 7 -"Major Shareholders and Related Parties Transactions.” We also sublease approximately 5,482 square feet of space in Jerusalem for our manufacturing facility from USR. The sublease with respect to 2,150 square feet expires in March 2004 and we have an option to renew for an additional term of five years. The sublease with respect to the remaining 3,332 square feet expires in March 2004 and we have an option to renew for an additional term of two years. In the United States, we lease approximately 10,567 square feet (which will be extended to 12,355 square feet in April 2003) in Mahwah, New Jersey from an affiliate. The lease will expire in April 2005. We also lease 6,000 square feet from an unaffiliated party in Costa Mesa, California, which expired. The parties are negotiating a renewal of such lease and until a renewal is signed the lease is renewed on a monthly basis. In addition we lease facilities for the operation of our subsidiaries and representative offices in several locations in the United States, Europe and Asia Pacific. We may need additional space if we expand our business and believe that we will be able to obtain space as needed.

Back to Contents

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

General

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States.

We commenced operations in April 1997. Since then, we have focused on developing and enhancing our products, building our worldwide direct and indirect distribution network and establishing and expanding our sales, marketing and customer support infrastructure.

Substantially all of our revenues are generated in U.S. dollars or are dollar-linked and the majority of our expenses are incurred in dollars and, as such, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars and in accordance with generally accepted accounting principles in the United States.

Revenues.     Our revenues are derived primarily from sales of our products and, to a lesser extent, from sales of post-contract customer support through our Certainty Support program. We generally recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Post-contract customer support, which represents mainly software subscriptions and unit replacements, is recognized ratably over the contract period, which is typically one year. We provide a warranty for up to 12 months at no extra charge.

Cost of Sales.     Our cost of sales consists primarily of the cost of circuit boards and other components used in the assembly and manufacture of our products, salaries and related personnel expenses for those engaged in the final assembly and maintenance service of our products and other overhead costs.

Research and Development Expenses, Net.     Research and development expenses consist primarily of salaries and related personnel expenses and prototype expenses related to the design, development, testing and enhancement of our products. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product objectives.

Marketing and Selling Expenses, Net.     Marketing and selling expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales, marketing and support of our products as well as related trade shows, advertising, promotional and public relations expenses and royalties paid to the Government of Israel for repayment of grants up to the year 2000.

General and Administrative Expenses.     General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees, bad debt expenses and other general corporate expenses.

Operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing and selling expenses and general and administrative expenses based on the division in which the recipient of the option grant is employed. Amortization of stock-based compensation results from the granting of stock options to employees with exercise prices per share determined to be below the deemed fair market value per share of our ordinary shares on the dates of grant. The stock-based compensation is being amortized to operating expenses over the vesting period of the individual options.

Loss in respect of an investment.     In 2000, 2001 and 2002, we invested $ 721,000, $ 3.4 million and $ 2.3 million, respectively, in convertible debentures of a development stage company, Wydeband Inc. In 2001, the investment balance was written-off. Additionally a provision with respect to expected closing costs of Wydeband in the amount of $ 2.3 million was recorded in 2001. During 2002, the Board of Directors of Wydeband resolved to cease Wydeband’s business activities. This decision was in response to the global telecommunications market slowdown, which caused, among other things, a delay in the development of the Broadband market, which was Wydeband’s target market. As of December 31, 2002, we do not expect to incur additional expenses related to the investment.

Back to Contents

Financing Income (Expenses), Net.     Financing income (expenses), net consists primarily of interest earned on short term and long term bank deposits, and investment in bonds and commercial papers of proceeds from the issuance of our shares to the public and gains and losses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Taxes. Israeli companies are generally subject to income tax at the corporate rate of 36%, and are subject to Capital Gains Tax at a rate of 25% for capital gains derived after January 1, 2003. However, we have established an approved enterprise program, which will be eligible for the tax benefits for operational profit, described below under the heading “Corporate Tax Rate.” These benefits should result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income. The tax rate will depend upon the percentage of our income derived at that time from the approved enterprise program. The tax benefits depend on our meeting the requirements of the Program and there is no assurance we will be able to obtain such benefits.

Market trends.     The general deterioration of the economy worldwide and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by companies in our target markets, including Internet service providers, application service providers, web hosting service providers, e-commerce and Internet businesses beginning late in 2000. Many new and small companies in these industries have failed and others have been reducing or delaying expenditures on new equipment and applications. The attacks on the United States on September 11, 2001 and subsequent related events caused a further decline in the global economy, which has not yet recovered. The war with Iraq and the uncertainty in connection with that war is contributing to the tense market environment, the postponement of projects and spending and the low visibility businesses are experiencing when trying to plan their annual budget and projections. As a result, many companies, including current and potential customers of ours, have indicated that they plan to postpone or decrease further capital investment. These factors have caused our revenue growth to increase at a significantly slower pace starting the quarter ended September 30, 2001 relative to periods previous to that date. Due to the low visibility and uncertainty of today’s market we cannot predict market trends in the near future.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would produce a materially different result. The Company’s management has reviewed these critical accounting policies and related disclosures with the Audit Committee. See Note 2 to our Consolidated Financial Statements, which contains additional information regarding our accounting policies and other disclosures required by GAAP.

Back to Contents

Our management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Accounting for doubtful accounts and sales returns; and

•	Inventory valuation

Revenue recognition.     We generally recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Post-contract customer support, which represents mainly software subscriptions and unit replacements, is recognized ratably over the contract period, which is typically one year. We provide a warranty for up to 12 months at no extra charge. We accrue for sales returns, and other allowances based on our historical experience, as well as for warranty costs.

Accounting for doubtful accounts and sales returns.     Our accounts receivable are mainly derived from sales to customers located primarily in North America, Europe and Asia. We perform periodic credit evaluations of our customers’ financial condition. Allowance for doubtful accounts is computed for specific debts, the collectibility of which is doubtful, based on the Company’s experience. In addition, we include a general provision for doubtful debts based on management’s past experience. We also record a provision for estimated sales returns in the same period as the related revenues are recorded. This estimate is based on historical sales returns, analysis of credit memo data and other known factors. If the historical data used to calculate these estimates does not properly reflect future returns, additional provision for sales returns may be required, and revenues in that period could be adversely affected.

Inventory valuation.     At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made.

Back to Contents

Results of Operations

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	1999	2000	2001	2002

Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	16.0	16.0	17.8	18.2

Gross profit	84.0	84.0	82.2	81.8

Operating expenses: Research and development, net	11.6	14.2	19.1	17.9
Marketing and selling, net	68.4	64.3	69.2	68.7
General and administrative	8.1	8.1	10.5	9.7

Total operating expenses	88.1	86.6	98.8	96.3

Operating loss	(4.1)	(2.6)	(16.6)	(14.5)
Financing income (expenses), net	6.1	19.4	14.6	9.7

Income (loss) before taxes on income	2.0	16.8	(2)	(4.8)
Taxes on income	0.0	(1.0)	(0.9)	–

Income (loss) after taxes on income	2.0	15.8	(2.9)	(4.8)
Loss in respect of an investment	–	–	(14.6)	–

Minority’s interest	–	0.0	0.1	–

Net income (loss)	2.0%	15.8%	(17.4)%	(4.8)%

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Sales.     Sales in 2002 were approximately $43.7 million, an increase of approximately 1% compared with sales of approximately $43.3 million in 2001. The growth in sales during 2002 is primarily attributable to the expansion of our sales and marketing activities, as well as the release of new products. Our sales in each quarter beginning in the fourth quarter of 2001 have increased quarter over quarter, after a significant decrease in revenues in the third quarter of 2001 relative to the first two quarters of 2001. As a result of the challenging market environment and the stagnation of the global economy, we have not experienced the same increase in revenues in 2002 compared to 2001 as we have experienced in the past.

Cost of Sales.     Cost of sales was approximately $7.9 million in 2002, compared with cost of sales of approximately $7.7 million in 2001. This increase is primarily attributable to the increase in sales. Cost of sales as a percentage of sales increased to 18.2% in 2002, compared to cost of sales of 17.8% in 2001. The increase in the cost of sales is related primarily to the higher production cost of our new hardware platforms.

Research and Development Expenses, Net.     Gross research and development expenses were approximately $7.8 million in 2002, a decrease of 5.8% compared with research and development expenses of approximately $8.3 million in 2001. The decrease is primarily due to the decrease in the dollar cost of our salaries for our research and development staff caused by the devaluation of the NIS against the dollar. All these salaries were paid in NIS. As of the year 2000, we did not apply for any grants from the Government of Israel for participation in our Research and Development expenses.

Back to Contents

Marketing and Selling Expenses, Net.     Sales and marketing expenses were $30.0 million in 2001 and 2002, representing 69% of revenues in each year. We anticipate that sales and marketing expenditures during 2003 will remain flat in absolute dollars and may fluctuate as a percentage of revenues.

General and Administrative Expenses.     General and administrative expenses were approximately $4.2 million in 2002, a decrease of approximately 7.1% compared with general and administrative expenses of approximately $4.5 million in 2001. This decrease is primarily attributable to the decrease in our doubtful debts expense.

Financing Income (Expenses), Net.     Financing income, net was approximately $4.2 million in 2002, a decrease of approximately 33% compared with financing income, net of approximately $6.3 million in 2001. This decrease is primarily attributable to the reduction in the interest rate in the markets. As a result, we received lower interest income on our cash and cash equivalents and short and long term investments derived primarily from the cash we raised in our public offerings in 1999 and 2000.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Sales.     Sales in 2001 were approximately $43.3 million, an increase of approximately 13% compared with sales of approximately $38.4 million in 2000. The growth in sales was primarily attributable to the expansion of our sales and marketing activities, as well as the release of new products. Our sales for the third quarter of 2001 decreased to $8.1 million, compared to sales of $13.0 million in the second quarter 2001. Our sales for the fourth quarter of 2001 were $9.4 million, an increase of 16% compared to the third quarter of 2001, and a decrease of 23% compared to our sales in the fourth quarter of 2000. We believe these decreases resulted from the events of September 11th in the United States and the general slowdown in the market.

Cost of Sales.     Cost of sales was approximately $7.7 million in 2001, an increase of approximately 25.9% compared with cost of sales of approximately $6.1 million in 2000. This increase was primarily attributable to the increase in sales. Cost of sales as a percentage of sales increased to 17.8% in 2001, compared to cost of sales of 16.0% in 2000. The increase in the cost of sales percentage of sales was related primarily to the higher production cost of our new hardware platforms.

Research and Development Expenses, Net.     Gross research and development expenses were approximately $8.3 million in 2001, an increase of 51.7% compared with research and development expenses of approximately $5.5 million in 2000. This increase was primarily attributable to the increase in our research and development staff, and expenses related to the development of our Application Switch II Platform. Research and development as a percentage of sales increased to 19.1% in 2001 from 14.2% in 2000. All royalties with respect to prior grants received by the Israeli Office of the Chief Scientist were repaid in full by February 28, 2001. We did not apply for any grants from the Israeli Office of the Chief Scientist for participation in our research and development expenses in this period.

Marketing and Selling Expenses, Net.     Marketing and selling expenses, were approximately $30.0 million in 2001, an increase of approximately 21.8% compared with marketing and selling expenses of approximately $24.6 million in 2000. This increase was primarily attributable to our continued expansion of marketing and selling efforts, opening new subsidiaries and representative offices engaged in promotion and marketing activities, and hiring of additional sales personnel worldwide.

General and Administrative Expenses.     General and administrative expenses were approximately $4.5 million in 2001, an increase of approximately 45.3% compared with general and administrative expenses of approximately $3.1 million in 2000. This increase was primarily attributable to the expansion of our business and management personnel.

Back to Contents

Financing Income (Expenses), Net.     Financing income, net was approximately $6.3 million in 2001, a decrease of approximately 15.1% compared with financing income, net of approximately $7.4 million in 2000. This decrease was primarily attributable to the reduction in the interest rate in the markets. As a result, we received lower interest income on our cash and cash equivalents derived primarily from the cash we raised in our public offerings in 1999 and 2000.

Liquidity and Capital Resources

Since our inception, we have financed our operations through a combination of issuing debt and/or equity securities, including two public offerings, research and development and/or marketing grants from the Government of Israel and cash generated by operations. In November 1997, we raised approximately $4.0 million in a private placement of our convertible debentures to unaffiliated third parties. During 1998, all of the convertible debentures were converted into preferred shares. In June 1999, we raised approximately $8.9 million in a private placement of Series B preferred shares to existing shareholders and unaffiliated third parties. In August 1999, all of our preferred shares and Series B preferred shares were converted into ordinary shares. In October 1999, we raised net proceeds of approximately $56.8 million in the initial public offering of our ordinary shares. In January 2000, we raised net proceeds to the Company of approximately $59.8 million in a public offering of our ordinary shares.

Our principal commitments consist of outstanding operating leases for the Company’s facilities and vehicles. The lease agreements expire in the years 2002 to 2010 (some with renewal options). Our future minimum payments under non-cancelable operating lease agreements at December 31, 2002, are approximately as follows:

	Payments Due By Period (in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating leases (vehicles and facilities)	$4,272	$1,750	$1,182	$841	$499
Total contractual cash obligations	$4,272	$1,750	$1,182	$841	$499

We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and California in the United States. We also lease premises for our subsidiaries’ and branches’ activities, in several locations in the United States, Europe and Asia Pacific. Our aggregate annual rent obligations under these leases are approximately $1.4 million for 2003. Our aggregate rent expenses paid under our lease obligations for 2002 were approximately $1.5 million. Capital expenditures for the years ended December 31, 2000, 2001 and 2002 were approximately $2.4 million, $1.9 million and $1.3 million, respectively. These expenditures were mainly comprised of machinery and equipment, including a CRM (Customer Relationship Management) system. We currently do not have significant capital spending or purchase commitments, but we may have capital spending consistent with possible growth in our operations, infrastructure and personnel.

Net cash provided by operating activities was approximately $1.1 million for the year ended December 31, 2002, compared with $ 100,000 for the year ended December 31, 2001 and $4.7 million for the year ended December 31, 2000. Net cash provided by operating activities for the year 2002 increased primarily due to a reduction in net losses, improvement in collections and the decrease in our inventory levels. Net cash provided by operating activities for the year 2001 decreased significantly primarily due to the operating losses we incurred during that year. Net cash provided by operating activities during the year ended December 31, 2000 was primarily due to our net income, partially offset by an increase in trade receivables.

Back to Contents

Net cash provided in investing activities was approximately $14.6 million for the year ended December 31, 2002, compared to net cash used in investing activities of approximately $4.3 million for the year ended December 31, 2001, and approximately $128.9 million for the year ended December 31, 2000. Cash was provided in 2002 mainly from the sale of short term deposits, partially offset by the purchase of long term deposits. Cash was used in 2001 primarily for capital expenditures, and for the investment in Wydeband Inc (see also ITEM 4, Information on the Company – Business Overview – Investment in Wydeband for discussion regarding Wydeband Inc.). Cash was used during 2000 primarily to invest our cash surplus in short-term bank deposits.

Net cash provided by financing activities was $158,000 for the year ended December 31, 2002, generated from options exercised by our employees under the Key Employee Share Option Plan and Employee Stock Purchase Plan (see Item 6 – Key Employee Share Incentive Plan; 1999 Employee Stock Purchase Plan; 2001 Employee Stock Purchase Plan and 2002 Employee Stock Purchase Plan). This was partially offset by the repurchase of our shares in the amount of $254,000 in accordance with our Stock Repurchase Plan – and $42,000 for the year ended December 31, 2001, generated primarily from options exercised by our employees. On October 28, 2002, our board of directors authorized a stock repurchase program of up to 1.5 million Ordinary Shares or $10 million (the “Repurchase Program”). The Repurchase Program was approved by the Israeli court in December 2002. In the year ended December 31, 2002 we purchased 32,700 ordinary shares for a total of $254,000, under the Stock Repurchase Plan. Net cash provided by financing activities was approximately $59.9 million for the year ended December 31, 2000 primarily due to our secondary offering, which generated net proceeds of $60.0 million.

As of December 31, 2002, we had cash and cash equivalents, including short term and long term deposits and marketable securities of approximately $125.3 million, as compared to approximately $125.7 million as of December 31, 2001. Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our research and development efforts and our marketing and sales activities. We have experienced substantial increases in our expenditures since our inception consistent with growth in our operations and personnel and we may increase our expenditures for the foreseeable future in order to execute our strategy. We anticipate that operating activities, as well as capital expenditures, will demand a use of our cash resources. We believe that cash balances will provide sufficient cash resources to finance our operations and the projected expansion of our marketing and sales activities and research and development efforts for a period of at least the next twelve months.

Related parties

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel Aviv is material to our operations. The components purchase agreement which was entered into with a related party was assigned to a third party on February 2, 2003 (please refer to Item 4 – Manufacturing and Supplies, for more details). We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect then terms we could get from unaffiliated third parties. The pricing of the transactions were arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreement and confirmed that they were not different than could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in certain terms than might be available from unaffiliated third parties on issues. In the event that the transaction with members of the RAD-Bynet Group is terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may not be available to us.

In addition, the Company purchases different services from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication services. In the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services.

Back to Contents

All transactions and arrangements with affiliated parties, including other members of the RAD-Bynet Group, require approval by the audit committee and our board of directors and may, to the extent necessary, require approval by our shareholders. Please see “Item 7 – Related Party Transactions” for specific details as to each of the related party transactions entered into by the Company.

Impact of Inflation and Currency Fluctuations

The U.S. dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar, and the appreciation of the Euro to the dollar. Because most of our sales are denominated in dollars or are dollar-linked and we incur a portion of our expenses, principally salaries and related personnel expenses, in NIS, and some in Euro, an appreciation of the NIS, or an appreciation of the Euro, or, unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability. Conversely, devaluations of the NIS relative to the dollar at a rate in excess of the rate of inflation in Israel will have a positive effect on our profitability.

The following table presents information about the rate of inflation in Israel:

Year ended December 31,	Israeli inflation rate %

1997	7.0
1998	8.6
1999	1.3
2000	0.0
2001	1.4
2002	6.5

We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel, or if there will be a revaluation of the NIS or the Euro against the Dollar. A devaluation of the NIS or the Euro in relation to the dollar has the effect of reducing the dollar amount of any of our expenses or liabilities which are payable in NIS or Euro, respectively, unless these expenses or payables are linked to the dollar. This devaluation also has the effect of decreasing the dollar value of any asset which consists of NIS or Euro or receivables payable in NIS or Euro, unless the receivables are linked to the dollar. Conversely, any increase in the value of the NIS or the Euro in relation to the dollar has the effect of increasing the dollar value of any unlinked NIS or Euro assets and the dollar amounts of any unlinked NIS or Euro liabilities and expenses. Because exchange rates between the NIS and the dollar and between the Euro and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations or revaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

Market Risk

We do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk and we have no debt.

Back to Contents

ITEM 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position

Yehuda Zisapel(1)	61	Chairman of the Board of Directors
Roy Zisapel(2)	32	Chief Executive Officer, President and Director
Meir Moshe	49	Chief Financial Officer
Vikram Desai	38	Chief Operating Officer Radware Inc.
Vered Raviv-Schwarz	33	General Counsel and Secretary
Sharon Trachtman	37	Vice President, Marketing
Amir Peles	31	Vice President, Chief Technology Officer
Asaf Ronen	30	Vice President, Research and Development

Yiftach Atir(1)(3)(4)	53	Director
Avigdor Willenz(1)(3)(4)	46	Director
Christopher McCleary (4)(5)	50	Director
Liora Katzenstein (2)(4)	48	Director

__________
(1)	Term as director expires at the annual meeting of shareholders to be held in 2003.

(2)	Term as director expires at the annual meeting of shareholders to be held in 2004.

(3)	External Director, as defined in the Israeli Companies Law.

(4)	Qualified as an Independent Director, as determined under the Nasdaq rules, and serves on the Audit Committee for the Board of Directors.

(5)	Term as director expires at the annual meeting of shareholders to be held in 2005.

Yehuda Zisapel, co-founder of our company, has served as our Chairman of the Board of Directors since our inception. Mr. Zisapel also serves as a director of Radware Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel, Chairman of the Board of Directors of RIT Technologies Ltd., and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University. Yehuda Zisapel is the father of Roy Zisapel.

Back to Contents

Roy Zisapel, co-founder of our company, has served as our Chief Executive Officer and President and a director since our inception. Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel serves as a director in Infogate On Line Ltd. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel-Aviv University. Roy Zisapel is the son of Yehuda Zisapel.

Meir Moshe has served as our Chief Financial Officer since June 1999. From June 1997 to June 1999, Mr. Moshe was Chief Financial Officer, Secretary and Treasurer of ForSoft Ltd. From January 1992 until June 1997, Mr. Moshe was Vice President, Finance and Secretary of Formula Computers Technologies, Ltd. From January 1988 until January 1992, Mr. Moshe was Vice President, Finance of Koor Communications, Ltd., a telecommunications company. Mr. Moshe holds a B.Sc. in economics and accounting from Tel Aviv University and is a certified public accountant.

Vikram Desai has served as the Chief Operating Officer of Radware Inc. since August 2001. From 2000 to July 2001, Mr. Desai served as a regional Vice President, Multinational Accounts at Global Crossing Ltd. From 1998 to 2000, Mr. Desai served as a Director, Government & Education Markets – USA & Canada and Director National Accounts New York and England at WorldCom, Inc. In 1997, Mr. Desai served as Vice President, Local Service – USA and as a Senior Vice President, Business Markets, USA at ICG Communications, Inc. From 1989 to 1997, Mr. Desai served in several management positions in MCI Communications Corporation (WorldCom Inc.), the last of which was Northeast Senior Regional Manager. Mr. Desai has a B.A. degree in political science (enhanced with core engineering and economics curriculum) from the University of Connecticut.

Vered Raviv-Schwarz has served as our General Counsel since July 2000. From May 1995 to June 2000, Mrs. Raviv-Schwarz was an Associate at the law firm M. Seligman & Co. Mrs. Raviv-Schwarz has LL.B. and LL.M degrees from the Tel Aviv University.

Sharon Trachtman has served as our Vice President of Marketing since September 1997. From November 1994 to September 1997, Ms. Trachtman was a product line marketing manager for Scitex Corporation. Ms. Trachtman has a B.A. degree in computer science and philosophy from Bar Ilan University.

Amir Peles has served as our Vice President, Chief Technology Officer since April 2000. Prior to that, Mr. Peles was our Vice President of Research and Development since July 1997. From July 1996 to July 1997, Mr. Peles was a senior team leader at Amdocs Corporation. Mr. Peles has a B.Sc. degree in computer science, statistics and operations research from Tel Aviv University.

Assaf Ronen has served as our Vice President of Research and Development since April 2000. From February 1997 to April 2000, Mr. Ronen served as a senior program manager at Comverse Network Systems. Prior to February 1997, Mr. Ronen served in various positions in the Israel Defense Forces Computers Unit. Mr. Ronen has a B.Sc. degree in computer science from the Israeli Open University and an M.B.A. from Manchester University.

Yiftach Atir has served as a director since November 1997. As of January 2003 Mr. Atir is a private businessman, in the field of investments and investment banking. From August 2000 until January 2003 Mr. Atir served as the managing director of Koor Corporation Venture Capital. Until July 2000 Mr. Atir served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994. Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces. Mr. Atir also serves as a director in Aran Research and Development (1982) Ltd.. Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University.

Back to Contents

Avigdor Willenz has served as a director since October 1999. From November 1992 until January 2001, Mr. Willenz served as Chief Executive Officer and Chairman of the Board of Directors of Galileo Technology Ltd. Mr. Willenz currently serves as a director in UC Laser Ltd. Mr. Willenz holds a B.S.E.E. from the Technion, Israel Institute of Technology.

Christopher McCleary has served as a director since February 2000. Mr. McCleary is currently founder, Chairman and CEO of Evergreen Assurance, Incorporated. Mr. McCleary is also a co-founder, director and non-executive Chairman of USinternetworking Inc. and served as the Chairman and Chief Executive Officer of USi from January 1998 until June 2000. Prior to founding USi, he was the Chairman and Chief Executive Officer of DIGEX, Inc. from January 1996 to December 1997. Prior to serving at DIGEX, Mr. McCleary served as Vice President and General Manager for Satellite Telephone Service at American Mobile Satellite Corporation, a satellite communications company, from October 1990 to January 1996. Mr. McCleary also serves as a director in CareSciense Inc. Mr. McCleary has a B.S. from the University of Kentucky.

Liora Katzenstein has served as a director since January 2001. In 1996 Mrs. Katzenstein founded and has since served as President of ISEMI – Israel School of Entrepreneurial Management and Innovation (Member of Swinburne University of Technology’s (Australia) Centre of Enterprise Innovation Worldwide Network). Prof. Katzenstein also Lectured in Business Administration at the Harvard graduate School of business administration, Tel Aviv University, Nanyang Technological University (Singapore), the Technion, Israel Institute of Technology and in the Israeli Management Center. From 1995 to 1996 Mrs. Katzenstien was an associate Dean at TISOM – Tel Aviv International School of Business, and from 1992 to 1995 she was a Senior Lecturer at the Tel Aviv University Recanati Graduate School of Business Administration. Mrs. Katzenstein also serves as a director in Radvision Ltd., RiT Ltd. and Amanet Ltd. Prof. Katzenstein has a License and a Ph.D. in International Economics from the Graduate Institute of International Studies, University of Geneva, and an MALD in Law and Diplomacy from the Fletcher School of Law and Diplomacy, Tufts University.

Board Practices

Nasdaq National Market

Our ordinary shares are listed for quotation on the Nasdaq National Market and we are subject to the rules of the Nasdaq National Market applicable to listed companies. Under the Nasdaq rules companies quoted on Nasdaq are required to have at least three independent directors, maintain an audit committee, all of whose members are independent, and adopt an audit committee charter. The responsibilities of the audit committee under the new Nasdaq rules include, among other things, evaluating the independence of a company’s outside auditors. In addition, the Audit Committee is responsible for pre-approving all services provided to us by our independent auditors. Chris McCleary, Yiftach Atir, Avigdor Willenz and Liora Katzenstein qualify as independent directors under the current Nasdaq National Market requirements, and are all members of the Audit Committee.

Audit Committee

Nasdaq Requirements

As described above, under the current Nasdaq rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The members of our Audit Committee meet the above requirements. In addition, we have adopted a charter as required by the Nasdaq rules.

Companies Law Requirements

Under the Companies Law, our board of directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

Back to Contents

•	the chairman of the board of directors; and

•	a controlling shareholder or a relative of a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis.

The duty of the audit committee is to identify irregularities in the business management of the company, and to examine accounting, reporting and fiscal control practices, in consultation with the internal auditor and the company’s independent accountants, suggest appropriate course of action to amend such irregularities. In addition, the approval of the audit committee is required under the Companies Law to effect certain actions and transactions with office holders and interested parties. Our Audit committee consists of our external directors, and two additional directors, Mr. Christopher McCleary and Prof. Liora Katzenstein.

     Approval Of Interested Party Transactions

The approval of the audit committee is required under the Companies Law to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. An audit committee may not approve an action or a transaction with interested parties or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager.

     Israeli Companies Law

We are subject to the provisions of the new Israeli Companies Law, 5759-1999, and regulations adopted thereunder. The Companies Law authorizes the minister of justice to adopt regulations exempting companies, like us, whose shares are traded outside of Israel from certain of the provisions of the Companies Law.

     External Directors

     Qualifications Of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or such person’s relative, partner, employer or any entity under the person’s control has, as of the person’s appointment to serve as an external director, or had during the two years preceding that date any affiliation with:

•	the company; or

•	any entity controlling the company; or

•	any entity controlled by the company or by this controlling entity.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

Back to Contents

•	control; and

•	service as an office holder, excluding service as an office holder during the three month period in which the company first offers its shares to the public.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company that reports directly to the chief executive officer.

No person can serve as an external director if the person’s position or other business creates, or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office as an external director, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     Election Of External Directors

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one third of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or

•	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for one additional three year term. External Directors may be removed from office only by the vote of the same percentage of shareholders as is required for their election, or by a court only if they cease to meet the statutory qualifications for appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors.

Currently, Messrs. Yiftach Atir and Avigdor Vilenz qualify as external directors under the Companies Law and were elected by the general shareholders meeting held on June 22, 2000, to serve as our External Directors.

     Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The duty of the internal auditor is to examine, inter alia, whether the company’s conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convenes a meeting. Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. We have appointed Mr. Gideon Duvshani, CPA, as an internal auditor.

Back to Contents

     Approval of Specified Related Party Transactions Under Israeli Law

     Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	information regarding the advisability of a given action submitted for his approval or performed by him by virtue of his position; and

•	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his position as an office holder.

     Disclosure of Personal Interest of an Office Holder

The Israeli Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

Under the Companies law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact of the company’s profitability, assets or liabilities.

Back to Contents

Under the Companies Law, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors, in that order, is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

     Disclosure of Personal Interests of a Controlling Shareholder

Under the Israeli Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting power in the company, if no other shareholder owns more than 50% of the voting power in the company, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder or with a third party has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either: at least one-third of the shares of shareholders who have no personal interest in the transaction, and who are present and voting (in person, by proxy or by written ballot) vote in favor thereof; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting power in the company.

Shareholders generally have the right to examine any document in the company’s possession pertaining to any matter that requires shareholder approval. If this information is made public in Israel or elsewhere, we will file the information with the Securities and Exchange Commission in the United States.

In addition, under the Companies Law, each shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations toward the company and other shareholders and to refrain from abusing his power in the company, such as shareholder votes. Further, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he/it possesses the power to determine the outcome of a shareholder vote, and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power toward the company. However, the Companies Law does not define the substance of this duty of fairness.

     Staggered Board

Our articles of association provide for a board of directors of not less than five and not more than nine directors. In accordance with the terms of our articles of association, our board of directors (other than our external directors) is divided into three classes with each class serving until the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2003	Yehuda Zisapel
Class II	2004	Roy Zisapel and Prof. Liora Katzenstein
Class III	2005	Christopher McCleary

Back to Contents

At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Directors, other than external directors, are elected by a simple majority of the votes cast, whereas their removal from office requires the vote of a majority of at least seventy-five percent of the voting power represented at the general meeting. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

The above classification does not apply to Messrs. Avigdor Vilenz and Yiftach Atir, who were appointed as external directors whose term of appointment is three years, and may be extended for an additional period of three years, in accordance with the Companies Law.

Our Committees

Our board of directors has formed an audit committee and a share incentive committee. The audit committee, which consists of Messrs. Yiftach Atir and Avigdor Willenz, our External Directors, as well as Mr. Christopher McCleary and Prof. Liora Katzenstein, examines flaws in the business management of the company, suggests appropriate course of action and approves specified related party transactions. Our share incentive committee, which consists of Messrs. Yehuda Zisapel, Roy Zisapel and Liora Katzenstein, administers our share option plan.

Members of our board of directors do not have service contracts with us and are not entitled to receive any benefits upon termination of their term as director.

Founders’ Agreement

On April 1, 1997, we entered into an agreement with our founders, Messrs. Zohar, Yehuda and Roy Zisapel, pursuant to which Roy Zisapel agreed to serve as our chief executive officer for a period of no less than five years. In consideration for his services:

•	we agreed to pay Roy Zisapel an annual salary of approximately $44,000, plus benefits, including contributions to a managers’ insurance policy*; and

•	we granted Roy Zisapel options under our share option plan equal to 9.9% of the total amount of our issued and outstanding share capital as of April 1997.

In addition, the agreement provides that Roy Zisapel may not compete with us or disclose to third parties information pertaining to our business for a period ranging from twelve to thirty months from the date of termination of his employment, depending on the length of his term of employment with us.

* Mr. Zisapel’s salary was increased and approved by our shareholders at the general meeting held on June 22, 2000, and again at the general meeting held on June 28, 2001, and currently his salary is approximately $115,000, plus benefits.

Compensation

Under our articles of association, no director may be paid any remuneration by the company for his services as director except as may be approved pursuant to the provisions of the Companies Law, which require the approval of the audit committee, the board of directors and then the approval of the shareholders of the company, in that order. An external director is entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service as an external director.

Back to Contents

The following table sets forth all compensation we paid with respect to all of our directors and officers as a group for the year ended December 31, 2002. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All directors and officers as a group, consisting of 13 persons	$1,042,000	$207,000

As of February 28, 2003, our directors and officers as a group, consisting of 12 persons, held options to purchase an aggregate of 1,655,552 ordinary shares. Other than reimbursement for expenses and grant of options to purchase shares of the Company, we do not compensate our directors for serving on our board of directors.

Each of our independent directors, including our external directors, is granted options to purchase ordinary shares for each year of service. This grant was approved by our shareholders.

During 2002, we granted in the aggregate to our directors and officers options to purchase 150,000 ordinary shares at a weighted average exercise price of $9.33. The options expire sixty-two months after grant.

     Key Employee Share Incentive Plan

In June 1997, we adopted our Key Employee Share Incentive Plan (1997). Options granted pursuant to our share option plan are for a term of sixty-two months from the date of the grant of the option. As of December 31, 2002, 4,810,000 ordinary shares have been reserved for option grants under the plan, of which we have granted options to purchase 4,799,444 ordinary shares, at a weighted average exercise price of $7.7 per ordinary share. We intend to grant further options under our share option plan to our executive officers and employees. The annual shareholders meeting held on June 28, 2001 approved an increase in the number of ordinary shares reserved for option grants under the plan, in an amount equal to 4% of the our issued and outstanding stock for each of the years 2002 and 2003.

Our share option plan is administered by the share incentive committee of our board of directors. Under section 112 of the Israeli Companies Law, the share incentive committee may only advise our board of directors with regard to the grant of options, and the actual grant is carried out by our board of directors. Pursuant to the plan, the committee has the authority to determine (subject to applicable law), or advise the board of directors, in its discretion:

•	the persons to whom options are granted;

•	the number of shares underlying each options award;

•	the time or times at which the award shall be made;

•	the exercise price, vesting schedule and conditions pursuant to which the options are exercisable; and

•	any other matter necessary or desirable for the administration of the plan.

Back to Contents

Pursuant to our share option plan, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee selected by the share incentive committee. The trustee will not release the options or ordinary shares to the option holder before the second anniversary of the registration of the options in the name of the trustee on behalf of the option holder. Our board of directors may terminate or amend our share option plan, provided that any action by our board of directors which will alter or impair the rights of an option holder requires the prior consent of that option holder.

Pursuant to the Tax Reform (as defined in page 71 below) and in order to comply with the provisions of Section 102 of the Income Tax Ordinance (Amendment No. 132), 5762-2002 (the “Ordinance”), on March 5, 2003 our board of directors adopted an addendum to our share option plan with respect to options granted as of January 1, 2003 to grantees who are residents of Israel (the “Addendum”). The Addendum does not add to nor modify our share option plan in respect of grantees that are not residents of Israel.

On March 5, 2003 the board of directors further resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Ordinance) for the grant of options to Israeli grantees. Generally, subject to the fulfillment of the provisions of Section 102 of the Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options shall be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the grantee (up to 50%).

In general, according to the Addendum and pursuant to the election of the Capital gains Route by our board of directors, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares, shall be held in trust for the benefit of the grantees and registered in the name of a trustee appointed by the Company and approved by the Israeli tax authorities. Such options and shares will, subject to the provisions of Section 102 of the Ordinance and any regulations, rules or orders promulgated thereunder, be held in trust for a period of two years from the end of the tax year in which the options are granted and shall not be released from the trust prior to the payment of the grantee’s tax liabilities. In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met – the options will be regarded as options granted under Section 102(c) of the Ordinance and the applicable marginal income tax rate shall apply.

Further more, no options will be granted as described above, unless and until the Addendum, the trustee and the Company’s election of the “Capital Gains Route” is approved by the Israeli tax authorities. On March 31, 2003 applications with respect to such approvals were submitted to the Israeli tax authorities. As of this date an approval has yet to be received, however, if the Israeli tax authorities shall not respond within 90 days of submission of such applications, the Addendum, the trustee and the Company’s election shall be deemed approved by the Israeli tax authorities.

     Directors and Consultants Option Plan

On February 18, 2000 we adopted a Directors and Consultants Option Plan. Options granted pursuant to our share option plan are for a term of sixty-two months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Key Employee Share Incentive Plan. The shares reserved for the Key Employee Share Incentive Plan provide for the Directors and Consultants Option Plan as well and the same Incentive Committee administers the two plans. The Incentive Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares. The shares reserved for the 1997 Key Employee Share Incentive Plan, are also used for option grants under the Directors and Consultants Option Plan. Under the tax reform described above under 1997 Key Employee Share Incentive Plan, options to directors may be granted out of the standard employee share incentive plan.

     1999 Employee Stock Purchase Plan

We adopted an employee stock purchase plan effective as of May 1, 2000. The purpose of the employee stock purchase plan is to align employee and shareholder long-term interests by facilitating the purchase of our ordinary shares by employees and to enable employees to develop and maintain significant ownership of ordinary shares. The Stock Purchase Plan applies only to employees of our US subsidiary, Radware Inc.

Back to Contents

General.     The employee stock purchase plan is intended to comply with the requirements of Section 423 of the Internal Revenue Code, and to assure the participants of the tax advantages provided thereby. The number of our ordinary shares available for issuance under the employee stock purchase plan is limited to 750,000 ordinary shares.

Administration.     The employee stock purchase plan is administered by a committee established by the board of directors. The committee may make or advise the board of directors on such rules and regulations and establish such procedures for the administration of the employee stock purchase plan as it deems appropriate.

Eligibility.     All employees of the company or its designated subsidiaries who have at least one year of service and work more than 20 hours per week and five months in a calendar year will be eligible to participate in the employee stock purchase plan, except that employees who are “highly compensated” within the meaning of Section 414(q) of the Code and employees who are five percent or more stockholders of the company or any parent or subsidiary of the company are not eligible to participate. Currently only employees of our US subsidiary, Radware Inc., have been designated to participate in the plan.

Grants.     Pursuant to the employee stock purchase plan, each eligible employee will be permitted to purchase ordinary shares up to two times per calendar year through regular payroll deductions in an aggregate amount equal to 1% to 10% of the employee’s base pay, as elected by the employee, for each payroll period. Under the employee stock purchase plan, a participant’s right to purchase ordinary shares may not accrue at a rate that exceeds $25,000 of fair market value of the ordinary shares during any calendar year.

Offering Period; Purchase Period.     The initial offering period commenced on November 15, 2000 and ended on November 14, 2002. Each subsequent offering period will have a duration of approximately two years. Each purchase period will have a duration of approximately six months.

Exercise Price.     As of the last day of each purchase period ending within an offering period, participating employees will be able to purchase ordinary shares with payroll deductions for a purchase price equal to the lesser of:

•	85% of the fair market value of the ordinary shares on the date the offering period begins; and

•	85% of the fair market value of the ordinary shares on the last day of the purchase period.

A right to purchase shares which is granted to a participant under the employee stock purchase plan is not transferable otherwise than by will or the laws of descent and distribution.

     2001 Employee Stock Purchase Plan

We adopted an additional employee stock purchase plan effective as of November 29, 2001. The terms and conditions of the 2001 Employee Stock Purchase Plan are similar to the 1999 Employee Stock Purchase Plan. The number of our ordinary shares available for issuance under the employee stock purchase plan is limited to 200,000 ordinary shares. The initial offering period commenced on November 15, 2001 and will end on the last trading day on or prior to the second anniversary of the commencement date. Each subsequent offering period will have a duration of approximately two years. Each purchase period will have a duration of approximately six months.

Back to Contents

     2002 Employee Stock Purchase Plan

We adopted an additional employee stock purchase plan effective as of November 26, 2002, which was applied to the employees of the Company in Israel. The terms and conditions of the 2002 Employee Stock Purchase Plan are similar to the 1999 and 2001 Employee Stock Purchase Plan, with certain variations resulting from the fact that it complies with Israeli tax law, unlike the 1999 and 2001 plans which are used for the employees of our US subsidiary and comply with US tax laws. The number of our ordinary shares available for issuance under the employee stock purchase plan is limited to 300,000 ordinary shares. The initial offering period commenced on November 30, 2002 and will end on the last trading day on or prior to the second anniversary of the commencement date. Each subsequent offering period will have a duration of approximately two years. Each purchase period will have a duration of approximately six months.

Employees

At the time of commencement of employment, our employees in North America generally sign offer letters specifying basic terms and conditions of employment, and our employees in Israel generally, including our executive officers, sign standard written employment agreements, which include confidentiality and non-compete provisions. The employees in our subsidiaries sign employment agreements which differ according to the country in which they are located.

As of December 31, 2002, we had 266 employees worldwide, of whom 118 were based in Israel, 92 were based in the United States and 56 were based in our other subsidiaries and offices. Of these 266 employees, 70 were employed in research and development, 154 were employed in sales, technical support and marketing, and 36 were employed in management, operations and administration.

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work- related accidents, severance pay and other conditions of employment.

Furthermore, we and our Israeli employees are subject to provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Association, by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Our employees are not represented by a labor union. To date, we have not experienced any work stoppages.

The employees of our subsidiaries are subject to local labor laws, regulations and/or collective bargaining agreements that vary from country to country.

Back to Contents

Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of February 28, 2003. The percentage of outstanding ordinary shares is based on 17,014,114 ordinary shares outstanding as of February 28, 2003.

Name	Number of ordinary shares		Percentage of outstanding ordinary shares	Number of options

Yehuda Zisapel	3,182,477		18.7%	-—
Roy Zisapel	819,273	(1)	4.8%	437,800	(2)
All directors and executive officers as a group (12 persons) (3)(4)	4,390,441		25.8%	1,165,299

(1)	Consists of 630,273 shares and 189,000 options which are fully vested or will be vested in the 60 days following the date of this Annual Report.

(2)
37,800 options shall vest in January 1, 2004, 200,000 options shall vest on June 28, 2003, and additional 200,000 options shall vest in two increments on each of June 28, 2004 and 2005. The options (including the fully vested options) have a weighted average exercise price of 8.06 and terminate sixty-two months after the grant date if not sooner exercised.

(3)	Consists of 3,900,188 shares and 490,253 options which are fully vested or which will be fully vested within the next 60 days.

(4)
Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options held by each such party, and which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

Back to Contents

ITEM 7.     Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 28, 2003, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares

Yehuda Zisapel (1)	3,182,477	18.7%
FMR Corp. (2)	1,763,097	10.36%

(1)	Includes 1,000,000 ordinary shares owned of record by Carm-AD Ltd., an Israeli company, which is controlled by Yehuda Zisapel, its major shareholder.

(2)
Includes 1,757,800 shares beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., as a result of acting as an investment advisor to various investment companies. Of such 1,757,800 shares, 1,651,900 shares are held on behalf of Fidelity Low Priced Stock Fund, an investment company registered under the Investment Company Act of 1940. The remaining 5,297 shares are beneficially owned by Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp., and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as a result of its serving as an investment manager of institutional accounts.

Related Party Transactions

We have entered into the following agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal stockholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel Aviv is material to our operations. The components purchase agreement which was entered into with a related party was assigned to a third party on February 2, 2003 (please refer to Item 4 – Manufacturing and Supplies, for more details). We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect than terms we could get from unaffiliated third parties. The pricing of the transactions were arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the lease and production transactions, and confirmed that they were not different than could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in certain terms that might not be available from unaffiliated third parties. In the event that the transactions with members of the RAD-Bynet Group are terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may not be available to us.

In addition, the Company purchases different services from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication services. In the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services.

All transactions and arrangements with affiliated parties, including other members of the RAD-Bynet Group, require approval by the audit committee and our board of directors and may, to the extent necessary, require approval by our shareholders. Please see “Item 7 – Related Party Transactions” for specific details as to each of the related party transactions entered into by the Company.

Back to Contents

     Services Furnished by members of the RAD-Bynet Group

Each of Bynet Semech (outsourcing) Ltd. and BYNET Data Communications Ltd., our affiliates and members of the RAD-Bynet Group, provide us with personnel, administrative and network management services, and we reimburse each for its costs in providing such services. In addition, until February 2003, RND provided us with operational management services, including mechanical development, management information systems and procurement. In consideration for these services, we paid RND a monthly fee of approximately $4,400. On February 2, 2003, RND sold and assigned substantially all its assets, rights and liabilities, including its contract to provide us with operational management services, to USR, an entity not affiliated with the Company or the RAD-Bynet Group. As a result, the operational management services once provided by RND are now provided by USR.

The aggregate amount of the reimbursements to such affiliates and payments to RND amounted to approximately $369,000 in 2002.

     Components Purchase Agreements

In July 1999, we entered into a turnkey operating services agreement with RND, our affiliate and a member of the RAD-Bynet Group, pursuant to which RND agreed to supply us with certain components for our products, including circuit boards, the principal component used in the manufacture of our products, at agreed upon prices. The total purchases of such components from RND amounted to $3,335,533 during 2002. As mentioned above, on February 2, 2003, RND sold and assigned substantially all its assets, rights and liabilities, including its contract to provide us with circuit boards and other components, to USR. As a result, the services and components once provided by RND are provided by USR, and beginning February 2003 it is no longer a related party agreement.

     Lease of Property

We lease the office space for our headquarters and principal administrative, finance and marketing and sales operations from two private companies owned by Messrs. Zohar Zisapel and Yehuda Zisapel. The facilities are located in a five-story building in Tel Aviv, Israel, and consist of approximately 23,345 square feet. The monthly rent amounts to approximately $39,000. The lease expires in October 2005, and we have an option to extend the lease for an additional period of five years. We also lease additional 9,485 square feet in the building under the same lease agreement, of which 3,650 square feet are subleased to affiliated companies back-to-back and 5,836 square feet are subleased to an unaffiliated company. We entered into an agreement with RAD Data Communications, Inc, pursuant to which we will lease approximately 12,355 square feet in Mahwah, New Jersey, consisting of 5,940 square feet of office space and 6,415 square feet of warehouse space, in consideration for annual rent of approximately $94,000 (excluding taxes and management fees). The lease expires on April 2005. Until the fit-up of the new leased space is completed we lease from RAD Data Communications, Inc. 10,567.5 square feet in the same building, consisting of 6,306 square feet of office space and 4,261.5 square feet of warehouse space, in consideration for an annual rent of approximately $77,000. The aforesaid lease shall expire once we move to the new offices described above.

Up to February 2003, we subleased property in Jerusalem from RND. However, the RND’s lease and our sublease were assigned by RND to USR, and therefore we currently sublease the property from USR, a non-affiliated party, under the same terms and conditions of our previous sublease.

     Distribution Agreement

Bynet Data Communications Ltd., a member of the RAD-Bynet Group distributes our products in Israel on a non-exclusive basis. We have a written distributor agreement with Bynet according to which we provide them with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet Data Communications amounted to $969,478 during 2002.

Back to Contents

     Registration Rights

In connection with the private placement of our Series B preferred shares, most of our existing shareholders prior to our initial public offering were granted registration rights with respect to the ordinary shares outstanding or to be issued upon conversion of their preferred shares (8,581,336 ordinary shares in the aggregate). The agreements provide that each of Messrs. Yehuda and Zohar Zisapel, as a group, the Evergreen Group and the Polaris Group, as a group, and HarbourVest together with all of the other investors in the June 1999 private placement, as a group, will have the right to make a single demand for the registration of their ordinary shares outstanding at the time of our initial public offering, provided that the demand covers shares representing a market value of at least $3 million. The shareholders’ rights were exercisable at any time commencing on the first anniversary of the consummation of our initial public offering for a period of three years, and, certain rights are still exercisable for a period of five years thereafter. In addition, each of the shareholders have the right to have its ordinary shares included in certain of our registration statements.

     Founders’ Agreement

See discussion on page 45, under “Directors and Senior Management.”

ITEM 8.     Financial Information

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

Back to Contents

ITEM 9.     The Listing

Markets

Our ordinary shares have been listed for quotation on the Nasdaq National Market as of September 30, 1999, under the symbol “RDWR”. Prior to that date, there had been no market for our ordinary shares.

Listing Details

The following table sets forth the high and low closing price for our ordinary shares as reported by the Nasdaq National Market for the periods indicated:

	Price per share

	High	Low

2001

January 1 – December 31	21.9375	7.63

January 1 – March 31	21.9375	10.1875

April 1 – June 30	20.05	9.875

July 1 – September 30	18.05	8.64

October 1 – December 31	13.19	7.63

2002

January 1 – December 31	12.95	6.5

January 1 – March 31	12.95	9.82

April 1 – June 30	10.86	8.55

July 1 – September 30	8.16	6.62

October 1 – December 31	8.44	6.5

Most recent six months

October 1, 2002 – October 31, 2002	7.19	6.5

November 1, 2002 – November 30, 2002	8.03	6.87

December 1, 2002 – December 31, 2002	8.44	7.71

January 1, 2003 – January 31, 2003	9.85	7.97

February 1, 2003 – February 28, 2003	9.40	9.08

March 1, 2003 – March 31, 2003	10.30	9.33

Back to Contents

ITEM 10.     Additional information

Memorandum and Articles of Association

Objects and Purposes

We were first registered under Israeli law on May 16, 1996 as a private company, and on November 18, 1999 became a public company. Our registration number with the Israeli registrar of companies is 52-004437-1. Our object is to engage, directly or indirectly, in any lawful undertaking or business whatsoever, including, without limitation, as stipulated in our Memorandum of Association, which was filed with the Israeli registrar of companies.

Transfer of Shares and Notices

Fully paid ordinary shares may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument. Unless otherwise prescribed by law, each shareholder of record will be provided at least 21 calendar days’ prior notice of any general shareholders meeting.

Dividend and Liquidation Rights

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our shareholders are authorized to declare dividends, after they have received a recommendation of our board, in an amount not to exceed the board’s recommendation, and, provided further, that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting, Shareholders’ Meetings and Resolutions

The company has two types of general shareholder meetings: the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting. The Board of Directors may convene an extraordinary general meeting whenever it thinks fit, and is obliged to do so upon the request of any of: two directors or one fourth of the serving directors; one or more shareholders who have at least 5% of the issued share capital and at least 1% of the voting rights; or one or more shareholders who have at least 5% of the voting rights. We are required to give notice of general meetings no less than seven days before the general meetings, unless a special resolution is to be passed which requires the consent of the holders of 75% of the voting power represented at the meeting, in which case 21 days notice must be given. Only shareholders who hold shares as of a record date that is fixed by the Board at a date no earlier than ninety days prior to the general meeting are entitled to receive notice and vote at a general meeting. A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative.

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class.

Back to Contents

These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 35% of the outstanding voting shares unless otherwise required by applicable rules. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the Chairman may designate with the consent of a majority of the voting power represented at the meeting and voting on the matter adjourned. At such reconvened meeting the required quorum consists of any two members present in person or by proxy.

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter. However, our articles of association require approval of 75% of the shares present and voting to increase our share capital or to change its structure, grant any special rights to the holders of a class of shares with preferential rights or change such rights previously granted or remove directors from office.

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards the company and other shareholders and refrain from abusing his power in the company, such as in voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of certain actions and transactions which require shareholder approval.

In addition, each and every shareholder has the general duty to refrain from depriving rights of other shareholders.

Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder in the company or any other power toward the company is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty of fairness. These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

Restrictions on Non-Israeli Residents

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Memorandum of Association or Articles of Association or by the laws of the State of Israel.

Mergers and Acquisitions under Israeli Law

The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

Back to Contents

In addition, provisions of the Companies Law that deal with “arrangements” between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquiror. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter. In addition to shareholder approval, court approval of the transaction is required, which entails further delay. The Companies Law also provides for a merger between Israeli companies, after completion of the above procedure for an “arrangement” transaction and court approval of the merger.

The Companies Law also provides that an acquisition of shares of public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no 25% or more shareholder in the company. If there is no 50% or more shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. This rule does not apply if someone else is already a majority shareholder in the company. Further, the Israeli Minister of Justice has the authority to adopt regulations exempting from these tender offer requirements companies that are publicly traded outside Israel, such as our company. If following any acquisition of shares, the acquirer will hold 90% or more of the company’s shares, the acquisition must be made by means of a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

Finally, Israeli tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law subjects a shareholder who exchanges his ordinary shares for shares in another corporation to taxation on half the shareholder’s shares two years following the exchange and on the balance four years thereafter even if the shareholder has not yet sold the new shares.

Modification of Class Rights

Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of such class), such as voting, rights to dividends and the like, may be varied by written consent of holders of seventy-five percent of the issued shares of that class, or by adoption by the holders of seventy-five percent of the shares of that class at a separate class meeting.

Board of Directors

According to the Companies Law and our articles of association, the management of our business is vested in our board of directors. Our articles of association provide that the board of directors shall consist of not less than five and not more than nine directors. The board of directors may exercise all such powers and may take all such actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause the company to borrow or secure payment of any sum or sums of money for the purposes of the Company, at such times and upon such terms and conditions as it thinks fit, including the grants of security interests on all or any part of the property of the company.

A resolution proposed at any meeting of the board of directors shall be deemed adopted if approved by a majority of the directors present and voting on the matter.

Back to Contents

Exculpation, Insurance and Indemnification

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care, provided that the articles of association of the company allow it to do so. Our articles of association to allow us to exempt our office holders to the maximum extent permitted by law.

Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders, with respect to an act performed in the capacity of an office holder for:

•	a breach of his duty of care to us or to another person;

•	a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•	a financial liability imposed upon him in favor of another person.

We have obtained directors and officers liability insurance for the benefit of our office holders.

Exculpation and Indemnification of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may indemnify any of our office holders against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

•	a financial obligation imposed on him in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by the court; and

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him by a court in connection with proceedings we institute against him or instituted on our behalf or by another person, a criminal charge from which he was acquitted or a criminal proceeding in which he was convicted of an offense that does not require proof of criminal intent;

•
we may undertake to prospectively indemnify an office holder as described above, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated when the undertaking is given, and to an amount determined by our board of directors to be reasonable under the circumstances; and

•	to retroactively indemnify an officer or director.

Our articles of association further provide that, subject to the provisions of the Companies Law, we may exculpate an office holder in advance from all or some of the office holder’s responsibility for liability resulting from the office holder’s breach of the office holder’s duty of care to the Company.

Back to Contents

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•
a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if the breach was done intentionally or recklessly;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

We currently hold directors and officers liability insurance for the benefit of our office holders. The renewal of our policy was approved by our Audit Committee and board of directors and is subject to approval by our shareholders. This renewal will be submitted to our shareholders for approval at the next annual general meeting.

Material Contracts

For a summary of our material contracts, see “Item 7 – Related Party Transactions.”

Taxation

     Israeli Tax Considerations and Foreign Exchange Regulation

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli and United States tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

     Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which came into effect on January 1, 2003.

Back to Contents

The tax reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•
Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•
Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•
Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend; and

•
Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax on Sales of Our Ordinary Shares” below;

•	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

     General Corporate Tax Structure

Generally, Israeli companies are subject to “Company Tax” at the rate of 36% of taxable income (and are subject to Capital Gains Tax at a rate of 25% for capital gains derived after January 1, 2003). However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

     Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended (the “Investment Law”), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

The Investment Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs under an amendment to the Investments Law that was made within the framework of the tax reform, it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investment Law are not available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investment Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

Back to Contents

The Investment Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program.

Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. As specified below, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

Instead of the foregoing tax benefits, a company may elect to receive an alternative package of benefits. Under the alternative package of benefits, our undistributed income derived from the approved enterprise will be exempt from company tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is taxed at the reduced rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax exempt income. Under the Investment Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend.

The Investment Center has granted us an approval to establish an approved enterprise program under the Investment Law for the Encouragement of Capital Investments, 1959, at our facilities in Tel Aviv and Jerusalem.

Back to Contents

The current benefits for an approved enterprise program in Jerusalem provide that income derived from the approved enterprise program allocated to the approved enterprise in Jerusalem is tax exempt for six years the commencing with the year in which the approved enterprise first generates taxable income and will be taxed at a reduced company tax rate of up to 25% (rather than 36%), for one additional year. The six-year tax exemption period may be extended to ten years, without an additional year of a reduced tax rate, if the approved enterprise applies to the Investment Center for recognition as a “High Technology” facility and this status is recognized.

The current benefits for an approved enterprise program in Tel Aviv provide that income derived from the approved enterprise program and allocated to our Tel Aviv facility will be tax exempt for a period of two years and will be subject to a reduced tax rate, depending on the level of foreign investment, for an additional period of five to eight years.

We expect that a substantial portion of any taxable operating income that we may realize in the future will be derived from our approved enterprise program. There is no assurance that our Jerusalem facility and Tel Aviv facility will continue to enjoy such status in the future.

As mentioned above, the Investment Center’s approval is for establishing an approved enterprise program in both Tel Aviv and Jerusalem. The approval provides for the allocation of tax benefits between our facilities in Tel Aviv and Jerusalem such that the income derived from the approved enterprise program shall be allocated pro-rata between the aforementioned facilities based on the expenses borne by each facility. However, since all our manufacturing and part of our research and development facilities are located in Jerusalem, we have submitted a request to the Investment Center to change the method of allocation of tax benefits to place a greater emphasis on the Jerusalem facility. According to a draft approval received by us from the Investment Center on February 2003, the method of allocation of the tax benefits between our facilities in Tel Aviv and Jerusalem will be based on the number of research and development employees in each of the facilities, provided, however that the average salary for such employees in our Jerusalem facility will not be less than 85% of the average salary of such employees in our Tel Aviv facility. In the years that such condition is not fulfilled, the method of allocation will be as follows: (i) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the number of employees engaged in research and development or manufacturing activities in each facility; (ii) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the salaries paid to the employees engaged in research and development or manufacturing activities in each facility. The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level – see Item 3 (Risks relating to Location in Israel), and below – “Proposed Reform of Taxes on Income in Israel”.

     Israeli Office of the Chief Scientist

We conduct our research and development operations in Israel. Our research and development efforts have been financed through internal resources, and, until 1999, grants from the Chief Scientist. For more details as to the terms of such grants, see “Item-4, Israeli Office of the Chief Scientist”. Such grants are governed by the Law for Encouragement of Industrial Research and Development 1984, commonly known as the R&D Law, and the regulations and Office of Chief Scientist Rules promulgated thereunder.

The Office of Chief Scientist Rules further provide for certain reporting, notification and application requirements upon changes in the ownership of a grantee. The Rules provide, among other things, certain notification requirements upon a change of 25% in the ownership structure or in the means of control (as defined below) of a grantee in favor of any Israeli entity and application requirements upon any change in the ownership structure or in the means of control of a grantee in favor of any foreign entity.

Back to Contents

On April 1, 2003, an amendment to the R&D Law shall come into effect. The amendment adds reporting requirements with respect to certain changes in the ownership structure of a grantee. The amendment requires that the grantee, its controlling shareholders and interested parties must notify the Office of the Chief Scientist of: any change in control of the grantee; or a change in the holdings of the means of control of the grantee; as a result of which a non-Israeli shall become an interested party directly in the grantee. For this purpose, “control” is defined as the ability to direct the activities of a company, other than any ability arising solely due to service as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights and the right to appoint directors or the chief executive officer. An “interested party” of a company includes its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a holder of 25% or more of the company’s outstanding equity or voting rights.

At this time, it is not clear whether the Office of Chief Scientist Rules and the amendment to the R&D Law will exist in parallel, or whether the amendment will replace the requirements pursuant to the Office of Chief Scientist Rules.

     Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, in the year incurred relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available through government grants are not deductible.

     Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies are entitled to the following preferred corporate tax benefits:

•	deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

•	accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

     Special Provisions Relating to Taxation Under Inflationary Conditions

Until December 31, 2002, the Company measured its taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the “Inflationary Adjustments Law,” which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Since January 1, 2003, the Company elected to measure its taxable income based on the changes in the exchange rate of the U.S. dollar.

Back to Contents

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel. Unless a Specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax for so long as they were quoted on Nasdaq or listed on a stock exchange in a country appearing in a list approved by the Controller of Foreign Currency and we qualified as an Industrial Company.

Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as RADWARE). This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided however that such capital gains are not derive from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the tax reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

In some instances where RADWARE shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”) the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. In this case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Back to Contents

     Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax at the rate of up to 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investment Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. company holding 10% or more of our ordinary shares are taxed at a rate of 12.5%.

Under an amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty or unless a specific exemption is available.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above “— Capital Gains Tax on Sales of Our Ordinary Shares.”

Exchange Controls

     Foreign Exchange Regulations

Dividends (if any) paid to the holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

     United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes the material United States federal income tax consequences to a U.S. Holder of our ordinary shares. A “U.S. Holder” means a holder of our ordinary shares who is:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•
a trust, (i) if, in general a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion considers only U.S. Holders that will own their ordinary shares as capital assets and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares.

Back to Contents

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. Under current consideration are various legislative proposals under which, among other things, certain dividends would be excluded from income and individual income tax rates on ordinary income would be reduced. It is not clear at this time whether, or in what form, any of such legislative proposals (or other proposals) will be enacted, what the effective date of any such changes would be, and what other changes would be made that could further affect the tax consequences discussed herein. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. holder in light of such Holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to shareholders that are subject to special treatment, including Holders that:

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or “financial services entities";

•	hold ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	hold their shares through partnerships or other pass-through entities;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-United States tax laws or the possible application of United States federal gift or estate tax.

Each holder of ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such person’s particular circumstances.

     Taxation of Ordinary Shares

Taxation of Dividends Paid On Ordinary Shares.     A U.S. Holder will be required to include in gross income as ordinary dividend income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any Israeli taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Back to Contents

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares.     Upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Anti-Deferral Regimes.     Notwithstanding the above rules regarding distributions and dispositions, special rules may apply to some U.S. Holders (or to the direct or indirect beneficial owners of some non-U.S. Holders) if one or more anti-deferral regimes discussed below are applicable. The rules regarding each of these regimes are complex, and holders should consult their tax advisers with respect to the applicability and impact of these regimes to their ownership of our shares.

Foreign Personal Holding Company Status.     If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from our subsidiaries), we would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold ordinary shares would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Back to Contents

Controlled Foreign Corporation Status.     If more than 50% of the voting power of all classes of our stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of our stock, we would be treated as a “controlled foreign corporation” or “CFC” under Subpart F of the Code. This classification would bring into effect many complex rules including the required inclusion by such 10% U.S. Holders in income of their pro rata share of our “Subpart F income” (as defined by the Code) and our earnings invested in “U.S. property” (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of our ordinary shares, gain from the sale or exchange of our ordinary shares by a 10% U.S. Holder is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Passive Foreign Investment Company Status.     We would be a passive foreign investment company (a “PFIC”) for 2002 if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either 75 percent or more of our gross income for the taxable year is passive income or the average percentage (by value) of our passive assets during the taxable year is at least 50 percent. As discussed below, we believe that we were not a PFIC for 2002.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we were a PFIC. As another alternative to the tax treatment described above, a U.S. Holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder.

As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the courts. The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation. The Internal Revenue Service and the courts, however, have accepted other valuation methods in certain valuation contexts.

Back to Contents

For our 2002 tax year, we have received advice from our tax and valuation consultants to the effect that (i) the fair market value of our assets is significantly greater than our market capitalization plus our liabilities and (ii) we should be able to use the alternate valuation methods employed by these advisors and are not required to use the market capitalization approach for purposes of determining whether we are a PFIC. This advice was provided solely for our benefit and is not intended for the benefit of our shareholders or any other third party. Based upon the advice we received, we intend to take the position that we should not be a passive foreign investment company for our tax year ended December 31, 2002. However, there can be no assurance that the Internal Revenue Service will not challenge this treatment. If the Internal Revenue Service were to challenge the alternate valuation and if following such challenge we were required to use the market capitalization approach for purposes of determining the value of our assets, we would be a passive foreign investment company for our 2002 tax year, and possibly for prior year.

The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2003 or in subsequent years.

U.S. Holders who hold ordinary shares during a period when we are a PFIC (whether we were determined to be a PFIC in 2003, 2002 or any earlier year) will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or the mark-to-market election.

Although a U.S. Holder normally is not permitted to make a retroactive QEF election for a foreign corporation, a retroactive election may be made for a taxable year of the U.S. Holder (the “retroactive election year”) if the U.S. Holder (i) reasonably believed that, as of the date the QEF election was due, the foreign corporation was not a PFIC for its taxable year that ended during the retroactive election year and (ii) filed a protective statement with respect to the foreign corporation, applicable to the retroactive election year, in which the U.S. Holder described the basis for its reasonable belief and extended the period of limitation on the assessment of taxes determined under Sections 1291 through 1298 of the Code with respect to the foreign corporation (PFIC related taxes) for all taxable years of the shareholder to which the protective statement applies. U.S. Holders should consult their tax advisors regarding the advisability of filing a protective statement in light of our use of an alternate valuation method for purposes of determining our status as a PFIC for our 2002 tax year.

U.S. Holders are urged to consult their tax advisors about the PFIC rules, including eligibility for and the manner and advisability of making, the QEF elections (or a protective QEF election) or the mark-to market election.

     Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless:

•
such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States;

•
the non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption; or

•	the non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to U.S. expatriates.

Back to Contents

     Information Reporting and Back-up Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares. Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding at a rate of up to 30% with respect to dividends paid on our ordinary shares unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

A holder of ordinary shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or the proceeds from the disposition of, ordinary shares, provided that such non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm, as well as reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each such quarter.

ITEM 11.     Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

ITEM 12.     Description of Securities other than Equity Securities

Not applicable.

Back to Contents

PART II

ITEM 13.     Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

The effective date of the registration statement (No. 333-10752) for our initial public offering of our ordinary shares, NIS 0.1 par value, was September 29, 1999. The offering commenced on October 5, 1999, and terminated after the sale of all the securities registered. The managing underwriter of the offering was Salomon Smith Barney. We registered 4,025,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters’ over-allotment option. Of such shares, we sold 3,500,000 ordinary shares at an aggregate offering price of $63.0 million ($18.00 per share) and certain selling shareholders sold an aggregate of 525,000 ordinary shares at an aggregate offering price of $9.45 million ($18.00 per share). Under the terms of the offering, we incurred underwriting discounts of $4.41 million. We also incurred estimated expenses of $1.82 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owing ten percent or more of any class of our equity securities, or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $56.8 million. None of the use of proceeds consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning ten percent or more of any class of our equity securities, or any of our affiliates.

In January 2000, we raised net proceeds of approximately $60.0 million in a public offering of our ordinary shares.

The net proceeds of the two offerings are kept in deposit until June 2005 at an interest rate of 4.8% and in marketable securities.

ITEM 15.     Controls and Procedures

Within 90 days prior to the filing date of this Annual Report on Form 20-F, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the Company’s disclosure controls and procedures as defined in Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s current disclosure controls and procedures are effective. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation by the Chief Executive Officer and Chief Financial Officer.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16.     Reserved.

Back to Contents

PART III

ITEM 17.     Financial Statements

We have responded to Item 18 in lieu of this item.

ITEM 18.     Financial Statements

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.     Exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit

1.1	Memorandum of Association*

1.2	Articles of Association**

4.1	Lease Agreement for the Company’s Headquarters**

4.2	Lease Agreement for the Company’s Mahwah office***

4.3	Distributor Agreement with Bynet Data Communications Ltd.***

10	Consent of Independent Auditors

99.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.

99.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.

*	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-10752).

**	Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2000.

***	Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

Back to Index

[ERNST & YOUNG GRAPHIC]

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. (“the Company) and its subsidiaries as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the consolidated results of their operations and cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER & GABBAY
February 2, 2003	A Member of Ernst & Young Global

Back to Index

This is a copy of the previously issued Independent Public Accountants’ report of Arthur Andersen.
The report has not been reissued by Arthur Andersen.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
Radware Ltd.:

We have audited the accompanying consolidated balance sheets of Radware Ltd. (an Israeli Corporation) and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radware Ltd. and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of its operations and the consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	Luboshitz Kasierer
January 31, 2002	Arthur Andersen

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,

	2001	2002

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$340	$16,097
Short-term bank deposits	59,862	—
Marketable securities	65,478	36,177
Trade receivables (net of allowance for doubtful accounts of $675 and $1,742 as of December 31, 2002 and 2001, respectively) (*)	7,868	8,695
Other accounts receivable and prepaid expenses	1,174	1,152
Inventories	4,781	2,988

Total current assets	139,503	65,109

LONG-TERM INVESTMENTS:
Long-term bank deposits	—	59,079
Long-term marketable securities	—	13,948
Severance pay fund	882	1,107

Total long-term investments	882	74,134

PROPERTY AND EQUIPMENT, NET	4,037	3,644

SECURITY DEPOSITS	39	111

Total assets	$144,461	$142,998

(*) See Note 12.

The accompanying notes are an integral part of the financial statements.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,

	2001	2002

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables (*)	$2,541	$2,612
Deferred revenues	4,209	5,290
Other accounts payable and accrued expenses (*)	7,842	6,517

Total current liabilities	14,592	14,419

ACCRUED SEVERANCE PAY	930	1,191

MINORITY INTEREST	1	31

Total liabilities	15,523	15,641

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Share capital
Ordinary shares of NIS 0.1 par value:
Authorized – 30,000,000 shares at December 31, 2002 and 2001; Issued – 17,046,814 and 16,520,836 shares at December 31, 2002 and 2001, respectively; Outstanding – 17,014,114 and 16,520,836 shares at December 31, 2002 and 2001, respectively	413	424
Additional paid-in capital	131,615	132,005
Treasury stock, at cost	—	(254)
Deferred stock compensation	(394)	(98)
Accumulated other comprehensive income	—	89
Accumulated deficit	(2,696)	(4,809)

Total shareholders’ equity	128,938	127,357

Total liabilities and shareholders’ equity	$144,461	$142,998

(*) See Note 12.

The accompanying notes are an integral part of the financial statements.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2000	2001	2002

Revenues (*)	$38,353	$43,327	$43,663

Cost of revenues (*)	6,123	7,709	7,946

Gross profit	32,230	35,618	35,717

Operating expenses: (*)
Research and development	5,465	8,293	7,809
Selling and marketing, net	24,622	29,986	30,019
General and administrative	3,127	4,543	4,219

Total operating expenses	33,214	42,822	42,047

Operating loss	984	7,204	6,330
Financial income, net	7,434	6,312	4,240

Income (loss) before taxes on income	6,450	(892)	(2,090)
Taxes on income	387	389	—

Income (loss) after taxes on income	6,063	(1,281)	(2,090)
Loss in respect of an investment in an affiliate	—	(6,333)	—
Minority interest in losses (earnings) of a subsidiary	23	37	(23)

Net income (loss)	$6,086	$(7,577)	$(2,113)

Earnings (loss) per share:

Basic net earnings (loss) per Ordinary share	$0.38	$(0.46)	$(0.13)

Diluted net earnings (loss) per Ordinary share	$0.35	$(0.46)	$(0.13)

(*) See Note 12.

The accompanying notes are an integral part of the financial statements.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary shares	Share capital	Additional paid-in capital	Treasury stock	Deferred stock compensation	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Total comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2000	14,604,209	$360	$71,817	$—	$(1,553)	$—	$(1,205)		$69,419

Shares issued in secondary offering, net	1,250,000	31	59,759	—	—	—	—		59,790
Issuance of shares upon exercise of options	467,266	10	—	—	—	—	—		10
Deferred stock compensation	—	—	63	—	(63)	—	—		—
Forfeited options	—	—	(98)	—	98	—	—		—
Amortization of deferred stock compensation	—	—	—	—	626	—	—		626
Net income	—	—	—	—	—	—	6,086	$6,086	6,086

Total comprehensive income								$6,086

Balance as of December 31, 2000	16,321,475	401	131,541	—	(892)	—	4,881		135,931

Issuance expenses	—	—	(56)	—	—	—	—		(56)
Issuance of shares upon exercise of options and upon ESPP	199,361	12	86	—	—	—	—		98
Deferred stock compensation	—	—	44	—	(44)	—	—		—
Amortization of deferred stock compensation	—	—	—	—	542	—	—		542
Net loss	—	—	—	—	—	—	(7,577)	$(7,577)	(7,577)

Total comprehensive loss								$(7,577)

Balance as of December 31, 2001	16,520,836	413	131,615	—	(394)	—	(2,696)		128,938
Repurchase of Treasury shares	(32,700)	—	—	(254)	—	—	—		(254)
Issuance of shares upon exercise of options and upon ESPP	525,978	11	401	—	—	—	—		412
Deferred stock compensation	—	—	(11)	—	296	—	—		285
Comprehensive loss:
Unrealized gains from available for sale securities, net	—	—	—	—	—	89	—	$89	89
Net loss	—	—	—	—	—	—	(2,113)	(2,113)	(2,113)

Total comprehensive loss								$(2,024)

Balance as of December 31, 2002	17,014,114	$424	$132,005	$(254)	$(98)	$89	$(4,809)		$127,357

The accompanying notes are an integral part of the financial statements.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2000	2001	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$6,086	$(7,577)	$(2,113)
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	616	1,211	1,721
Amortization of deferred stock compensation	626	542	285
Minority interest in losses (earnings) of a subsidiary	(23)	(37)	23
Amortization of debenture premium, accretion of discounts and accrued interest on available-for-sale securities	—	—	(197)
Accrued interest on bank deposits	(593)	—	(1,727)
Accrued severance pay, net	(4)	52	36
Loss in respect of an investment in an affiliate	—	6,333	—
Decrease (increase) in trade receivables	(6,339)	1,386	(827)
Decrease (increase) in other accounts receivable and prepaid expenses	(613)	439	22
Decrease (increase) in inventories	(3,392)	(1,190)	1,793
Increase (decrease) in trade payables	4,864	(4,136)	71
Increase in deferred revenues and in other accounts payable and accrued expenses	3,522	3,030	2,007
Other	—	6	4

Net cash provided by operating activities	4,750	59	1,098

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment (*)	(2,404)	(1,891)	(1,335)
Proceeds from sale of property and equipment	37	1	10
Short-term bank deposits	(125,732)	983	59,862
Security deposits	(45)	6	(72)
Purchase of available for sale marketable securities	—	—	(1,818)
Proceeds from redemption of available for sale marketable securities	—	—	17,457
Long-term bank deposits	—	—	(57,352)
Investment in an affiliate	(721)	(3,361)	(2,251)

Net cash provided by (used in) investing activities	(128,865)	(4,262)	14,501

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from shares issued to minority shareholders	69	—	—
Proceeds from employee options exercised and ESPP	10	98	412
Proceeds from shares issued in a secondary offering, net	59,790	(56)	—
Repurchase of shares	—	—	(254)

Net cash provided by financing activities	59,869	42	158

Increase (decrease) in cash and cash equivalents	(64,246)	(4,161)	15,757
Cash and cash equivalents at the beginning of the year	68,747	4,501	340

Cash and cash equivalents at the end of the year	$4,501	$340	$16,097

Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes	$13	$68	$52

(*) See Note 12.

The accompanying notes are an integral part of the financial statements.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: — GENERAL

a.
Radware Ltd. (“the Company”), an Israeli corporation, commenced operations in April 1997. The Company is engaged in the development, manufacture and sale of application switching solutions that enable continuous, high quality access to Web sites and other Internet Protocol (IP) services, applications and content. The Company’s products are marketed worldwide.

b.
During 1999, 2000 and 2001 the Company established wholly owned subsidiaries in the United States, France, Germany, Sweden, the United Kingdom, the Netherlands, Japan and Italy. In addition, the Company established branches and representative offices in China, Singapore and Korea. In Australia, the Company holds approximately 75% of a subsidiary. Subsequent to the balance sheet date, the Company purchased additional approximately 8% of the subsidiary and has an option to purchase the remaining 17%.

All of the subsidiaries are engaged in marketing and sales activities.

c.
The Company depends on a single supplier for some components for its products. If such supplier fails to deliver the necessary components, the Company may be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

d.
The Company relies upon independent distributors to market and sell its products to customers. A loss of a major distributor, or any event negatively affecting such distributor’s financial condition, could cause a material adverse effect on the Company’s result of operations and financial position.

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to accounting principles generally accepted in United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

Substantially all of the revenues of the Company and its subsidiaries are generated in U.S., dollars (“dollar”). In addition, a substantial portion of the Company’s and its subsidiaries costs are incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Inter-company balances and transactions including profits from inter-company sales not yet realized outside the group, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.	Marketable securities:

Management determines the classification of investments in obligations with fixed maturities and marketable equity securities at the time of purchase and reevaluates such designations as of balance sheet date. Management classifies the marketable securities in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). At December 31, 2001, all marketable securities were classified as trading and were stated at market value. At December 31, 2002 all marketable securities were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, dead inventory or technological obsolescence.

Cost is determined as follows:

Raw materials and components – using the “first-in, first-out” method.

Work-in-progress – represents the cost of subcontractors.

Finished products – are recorded on the basis of direct subcontractors costs with the addition of allocable indirect costs.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Short and long-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits, the deposits bear an average annual interest rate of approximately 2%.

A bank deposit with maturities of three years is included as a long-term bank deposit, and presented at its cost including accrued interest. The deposit is in U.S. dollars and bears annual interest at a rate of 4.8%.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Motor vehicles	15
Computer and peripheral equipment	25-33
Office furniture and equipment	7-15
Leasehold improvements	Over the term of the lease

i.	Revenue recognition:

The Company sells its products primarily through distributors and resellers, all of which are considered end-users.

The Company generally recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable. Post contract customer support, which represents mainly software subscription and unit replacement, is recognized ratably over the contract period, which is typically one year. Deferred revenues include mainly unearned amounts under post contract customer support. The Company provides a warranty for up to 12 months at no extra charge.

The Company records a provision for product returns in accordance with Statement of Financial Accounting Standard No. 48 “Revenue Recognition when the Right of Return Exists” (“SFAS No. 48”). The provision was deducted from revenues.

j.	Research and development costs:

Research and development costs are charged to the statement of operations as incurred.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

l.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and long-term bank deposits.

The majority of the Company’s cash and cash equivalents, short-term and long-term bank deposits are invested in major banks in the United States in U.S. dollars. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions.

The Company’s marketable securities include investments in securities of U.S. corporations, the U.S. government, asset backed and commercial securities. Management believes that the Company’s investments in securities are diversified among high-credit quality securities, in accordance with the Company’s investment policy, and accordingly, minimal credit risk exists with respect to these marketable securities.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the U.S., Europe, the Middle East and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require letters of credit, other collateral or additional guarantees.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”) in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

Pro forma information under SFAS No. 123:
	Year ended December 31,

	2000	2001	2002

Net income (loss) as reported	$6,086	$(7,577)	$(2,113)

Add: Stock-based compensation expenses included in reported net income	$626	$542	$285

Deduct: Stock-based compensation expense determined under fair value method for all awards	$(4,825)	$(10,577)	$(7,274)

Pro forma net income (loss)	$1,887	$(17,612)	$(9,102)

Pro forma basic net earnings (loss) per share	$0.12	$(1.07)	$(0.55)

Pro forma diluted net earnings (loss) per share	$0.11	$(1.07)	$(0.55)

n.	Severance pay:

The Company’s liability for severance pay for its Israeli employees is calculated pursuant to the Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2000, 2001, and 2002 amounted to approximately $ 418, $ 258 and $ 261, respectively.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amount reported in the balance sheet for cash and cash equivalents, short-term bank deposits; trade receivables and trade payables approximate their fair values due to the short-term maturities of such instruments.

The fair values for marketable securities are based on quoted market prices.

The carrying amount of the Company’s long-term bank deposit is estimated by discontinuing the future cash flows using the current interest rates for deposits of similar terms and maturities.

p.	Basic net and diluted earnings (loss) per share:

Basic net earnings (loss) per share is calculated based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings (loss) per share is calculated based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, “Earnings per Share” (SFAS No. 128). The total weighted average number of shares related to the outstanding options excluded from the calculation of diluted net loss per share was 3,213,834 for the year ended December 31, 2002.

q.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred.

r.	Reclassification:

Certain amounts from prior years have been reclassified to conform with current period presentation. The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

s.	Impact of recently issued accounting standards:

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2002, the FASB issued FASB Interpretation No. 45,” Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34"(“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others”, which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002 and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end results. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

NOTE 3: — MARKETABLE SECURITIES

The following is a summary of available-for-sale securities:
	December 31, 2002

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Available-for-sale:
U.S. government securities	$12,834	$25	$(18)	$12,841
Asset backed securities	9,091	—	(95)	8,996
Commercial securities	4,582	2	—	4,584
Corporate securities	23,529	178	(3)	23,704

Total marketable securities	$50,036	$205	$(116)	$50,125

The unrealized holding gains on available-for-sale securities included as a separate component of shareholders’ equity, other comprehensive income, totaled $89 in 2002. The amortized cost and estimated fair value of debt and marketable securities as of December 31, 2002, by contractual maturity, are shown below.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: — MARKETABLE SECURITIES (Cont.)

	December 31, 2002

	Amortized cost	Market value

Available-for-sale:

Matures in one year	$35,987	$36,177
Matures in one to five years	11,448	11,347
Matures in more than five years	2,601	2,601

	$50,036	$50,125

NOTE 4: — INVENTORIES

	December 31,

	2001	2002

Materials and components	$264	$358
Work-in-progress	2,338	1,337
Finished products	2,179	1,293

	$4,781	$2,988

NOTE 5: — PROPERTY AND EQUIPMENT, NET

Cost:
Computer and peripheral equipment	$4,418	$5,597
Leasehold improvements	417	426
Motor vehicles	443	442
Office furniture and equipment	685	799

	5,963	7,264

Accumulated depreciation:
Computer and peripheral equipment	1,499	2,969
Leasehold improvements	126	157
Motor vehicles	155	236
Office furniture and equipment	146	258

	1,926	3,640

Depreciated cost	$4,037	$3,644

Depreciation expenses for the years ended December 31, 2000, 2001 and 2002 were $ 616, $ 1,211 and $ 1,721, respectively.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: — OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,

	2001	2002

Accrued expenses	$4,773	$3,637
Employees and government authorities	1,811	1,232
Provision for warranty costs	415	539
Other	843	1,109

	$7,842	$6,517

NOTE 7: — COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

The Company and its subsidiaries rent their facilities and their motor vehicles under various operating lease agreements, which expire on various dates, the latest of which is in 2010. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2002, are as follows:

Year ended December 31,

2003	$1,750
2004	1,182
2005	841
2006	187
2007 and thereafter	312

$4,272

Rent expenses for the years ended December 31, 2000, 2001 and 2002 were approximately $ 545, $ 1,342 and $ 1,541, respectively.

b.	Royalty commitments:

The Israeli Government, through the Fund for the Encouragement of Marketing Activities, awarded the Company grants as participation in expenses for foreign marketing. The Company received an amount aggregating to grants of $ 150.

The Company is committed to pay royalties in connection with such grants at a rate of 4% of the increase in sales outside of Israel up to the total dollar-linked amount of such grants, plus interest. During 2002, the Company paid the Fund for Encouragement of Marketing Activities royalties in the amount of $23.

As of December 31, 2002 the commitment is in the amount of approximately $ 127.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: — COMMITMENTS AND CONTINGENCIES (Cont.)

c.	Litigation

In December 2001, the Company, its Chairman, its President and Chief Executive Officer and its Chief Financial Officer were named as defendants in a class action complaint alleging violations of the federal securities laws, in the United States District Court, Southern District of New York.

The essence of the complaint is that the defendants issued and sold the Company’s Ordinary shares pursuant to the Registration Statement for the September 30, 1999, Initial Public Offering (“IPO”) without disclosing to investors that certain underwriters in the offering had solicited and received excessive and undisclosed commissions from certain investors.

The complaints also allege that the Registration Statement for the IPO failed to disclose that the underwriters allocated Company shares in the IPO to customers in exchange for the customers’ promises to purchase additional shares in the aftermarket at predetermined prices above the IPO price, thereby maintaining, distorting and/or inflating the market price for the shares in the aftermarket. The action seeks damages in an unspecified amount.

The action is being coordinated with over three hundred other nearly identical actions filed against other companies. No date has been set for any response to the complaint. The Company intends to vigorously defend the actions.

From time to time, the Company is involved in routine trade litigation. In 2002, the Company pursued a customer for non-payment for products he had purchased from the Company. In response, the customer filed a lawsuit against the Company claiming €4,223,619 in commercial damages and loss of clients related to the products non-performance. The Company believes this claim is without merit and intends to vigorously defend this lawsuit

In March 2003, F5 Networks Inc., the Company’s competitor, issued a press release stating that it had filed a patent infringement lawsuit against the Company and two other companies. The Company has not yet been served in this lawsuit but has obtained a copy of the complaint. The Company believes that this claim is without merit and intends to vigorously defend it.

NOTE 8: — SHAREHOLDERS’ EQUITY

a.	Public offerings:

In October 1999, the Company issued 3,500,000 Ordinary shares in an Initial Public Offering on the NASDAQ National Market in consideration for $ 56,831 (net of issuance expenses).

In January 2000, the Company issued 1,250,000 Ordinary shares in a secondary offering on the NASDAQ National Market in consideration for $ 59,790 (net of issuance expenses).

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: — SHAREHOLDERS’ EQUITY (Cont.)

b.	Treasury stock:

In November 2002 the Company’s Board of Directors authorized the repurchase of up to 1,500,000 shares of the Company’s Ordinary shares in the open market or $10 million, subject to normal trading restrictions. On December 19, 2002, the Company received court approval, which is required under Israeli law under certain conditions, as specified in the law. During 2002, the Company purchased 32,700 of its own Ordinary shares for a total consideration of $ 254.

c.	Stock Option Plans:

Under the Company’s Key Employee Share Incentive Plan (1997) and the “Directors and Consultants Option Plan” (“the Plans”), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The Options expire 62 months from the grant date. The options vest primarily over four years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Pursuant to the Plans, the Company reserved for issuance 4,810,000 Ordinary shares. As of December 31, 2002, an aggregate of 10,556 Ordinary shares of the Company are still available for future grant.

The Company approved an increase in the number of Ordinary shares reserved for option grants under the plans in the amount equal to 4% of the shares in both 2002 and 2003.

A summary of the Company’s stock option activity, and related information for the year ended December 31, is as follows:

	2000		2001		2002

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	1,630,736	$1.60	2,328,253	$9.68	3,468,107	$9.74
Granted	1,184,719	$17.09	1,975,957	$10.53	1,029,996	$8.98
Exercised	(467,266)	$0.03	(184,627)	$0.05	(488,989)	$0.14
Forfeited	(19,936)	$17.57	(651,476)	$14.64	(345,052)	$18.00

Outstanding at the end of the year	2,328,253	$9.68	3,468,107	$9.74	3,664,062	$10.03

Exercisable at the end of the year	767,442	$0.03	734,087	$2.52	653,524	$9.41

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: — SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information about options outstanding and exercisable as of December 31, 2002:

	Options outstanding			Options exercisable

Range of exercise price	Number outstanding at December 31, 2001	Weighted average remaining contractual life (months)	Weighted average exercise price	Number outstanding at December 31, 2001	Weighted average exercise price

$0.03	252,674	15	$0.03	227,922	$0.03
$4.59-$ 5.73	132,138	23	$5.48	51,852	$5.42
$8 – $11	2,550,500	49	$9.51	40,000	$10.25
$16 – $18	728,750	31	$16.14	333,750	$16.29

	3,664,062		$10.03	653,524	$9.41

Pro forma information regarding net earnings (loss) is required by SFAS No. 123 (for grants issued after December 1994), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2000, 2001 and 2002: expected volatility of 103%, 97%, 37.5%, respectively; risk-free interest rates of 5%, 2.5% and 2.5% respectively, dividend yields of 0% for each year, and a weighted-average expected life of the option of 2.4, 2.5 and 2.5 years, respectively.

The Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares; the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $626, $542 and $285 was recognized during the years ended December 31, 2000, 2001 and 2002, respectively

Options granted to employees and directors in 2002 have an exercise price equal to the fair market value of the stock at the grant date. The weighted average fair values of the options granted during 2000, 2001 and 2002, respectively were $ 10.05, $ 6.04 and $ 2.29, respectively.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: — SHAREHOLDERS’ EQUITY (Cont.)

d.	Employee share purchase plan (“ESPP”):

The Company’s Board of Directors adopted three Employee Share Purchase Plans (“the Purchase Plans”), which provide for the issuance of a maximum of 750,000, 200,000 and 300,000 Ordinary shares, respectively. Eligible employees can have up to 10% of their earnings withheld, up to certain maximums, to be used to purchase Ordinary shares. The purchase plans are implemented with purchases every six-month. The price of Ordinary share purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Ordinary share on the commencement date of each offering period or on the semi-annual purchase date Pursuant to the plan. During 2002 51,724 shares were issued under the ESPP for an aggregate consideration of $ 348. As of December 31, 2002, an aggregate of 1,198,276 Ordinary shares of the Company are available for future grant.

e.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 9: — TAXES ON INCOME

a.	Israeli income taxes

1.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”):

Under the Israeli law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”), or in the exchange rate of the dollar for a “foreign investors company”. Until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Starting in 2003, the Company has elected to measure its taxable income and file its tax return under Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: — TAXES ON INCOME (Cont.)

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company’s production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an “approved enterprise” status under the above law. The main benefit arising from such status is the reduction in tax rates on income derived from “approved enterprises”. The Company is also a “foreign investors company”, as defined by that law and, as such, is entitled to a 10-year period of benefits and to an additional reduction in tax rates up to a tax rate of 10% (based on the percentage of foreign ownership in each taxable year).

Income derived from “approved enterprises” and allocated to the Tel Aviv facility will be tax exempt for a period of two years and will be entitled to a reduced tax rate, depending on the level of foreign investment, for an additional period of five to eight years. Income derived from this approved enterprise program and allocated to the Jerusalem facility will be exempt from tax for a period of 10 years (but will not enjoy a reduced corporate tax rate after such period).

As mentioned above, the approval, which the Investment Center granted the Company, is for establishing an approved enterprise program in Tel-Aviv and Jerusalem, Israel. The income derived from the approved enterprise program shall be allocated between the facilities in Tel-Aviv and Jerusalem based on a mechanism yet to be determined.

The duration of tax benefits is subject to limitation of the earlier of 12 years from commencement of production, or 14 years from receipt of approval as an “Approved Enterprise” under the Law.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published thereunder and the letters of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, management believes that the Company is meeting all of the aforementioned condition.

The tax-exempt income attributable to the “approved enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company.

If these retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits. As of December 31, 2002, the accumulated deficit of the Company does not include tax-exempt profits earned by the Company’s “Approved Enterprise”.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: — TAXES ON INCOME (Cont.)

As the Israeli Company currently has had no taxable income, the benefits have not yet commenced since inception.

Income from sources other than the “approved enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

3.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses as a deduction for tax purposes.

4.	Net operating loss carryforwards:

As of December 31, 2002, the Company had Israeli carryforward tax losses totaling approximately $ 13 thousand, most of which can be carried forward and offset against taxable income indefinitely.

b.	U.S. income taxes

As of December 31, 2002, the Company had U.S. federal net operating tax loss carryforwards of approximately $8 thousand. The net operating loss and credit carryforwards expire in various amounts between 2011 and 2021. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

c.	Other foreign taxes

As of December 31, 2002, the Company has other foreign net operating tax loss carryforwards of approximately $3 thousand.

d.	Income (loss) before income taxes is comprised as follows:
	Year ended December 31,

	2000	2001	2002

Domestic	$15,941	$13,679	$1,113
Foreign	(9,491)	(14,571)	(3,203)

Income (loss) before taxes	$6,450	$(892)	$(2,090)

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9: — TAXES ON INCOME (Cont.)

e.	Deferred taxes on income:

Deferred taxes on income reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows:

	December 31,

	2001	2002

Net deferred tax asset before valuation allowance	$1,400	$1,708
Valuation allowance	(1,400)	(1,708)

Net deferred tax asset	$—	$—

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards, due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

The subsidiary in the U.S. has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

f.	Israeli tax reform:

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

NOTE 10: — GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10: — GEOGRAPHIC INFORMATION (Cont.)

The following presents total revenues for the years ended December 31, 2002, 2001 and 2000 and long-lived assets as of December 31, 2002 and 2001:

	Year ended December 31,

	2000	2001	2002

Revenues from sales to unaffiliated customers:

America (principally U.S.A.)	$19,185	$22,405	$21,641
EMEA *)	12,364	12,102	11,731
Asia pacific	6,804	8,820	10,291

	$38,353	$43,327	$43,663

	December 31,

	2001	2002

Long-lived assets, by geographic areas:
America	$827	$1,131
EMEA *)	3,065	2,323
Asia pacific	145	190

	$4,037	$3,644

*)	Europe, Middle East and Africa.

NOTE 11: — SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income (expenses):
	Year ended December 31,

	2000	2001	2002

Financial income:
Interest and others	$6,651	$4,773	$2,274
Foreign currency translation differences	—	76	292
Amortization of premium, accretion of discounts and interest accrued.	830	1,648	2,016

	7,481	6,497	4,582

Financial expenses:
Interest and other bank charges	(11)	(185)	(342)
Foreign currency translation differences	(36)	—	—

	(47)	(185)	(342)

	$7,434	$6,312	$4,240

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: — SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Loss in respect of an investment in an affiliate:

In 2000, 2001 and 2002, the Company invested $ 721, $ 3,361 and $ 2,251, respectively, in a development stage company. In 2001, the investment balance was written-off. Additionally, a provision with respect of expected closing costs of the investee in the amount of $ 2,251 was recorded. During 2002, the affiliate ceased its business activities. As of December 31, 2002, the Company does not expect to incur additional expenses related to the investment.

c.	Net earnings (loss) per share:

The following table sets forth the calculation of basic and diluted earnings (loss) per share:

	Year ended December 31,

	2000	2001	2002

Numerator:
Net income (loss) to available shareholders of Ordinary shares	$6,086	$(7,577)	$(2,113)

Numerator for diluted earnings (loss) per share-income (loss) available to shareholders of ordinary shares	$6,086	$(7,577)	$(2,113)

Denominator:
Denominator for basic earnings (loss) per share – weighted average of Ordinary shares	15,874,172	16,422,971	16,654,784
Effect of dilutive securities:
Employee stock options and Treasury stock	1,727,833	*) —	*) —

Denominator for diluted earnings (loss) per share – adjusted weighted average shares and assumed conversions	17,602,005	16,422,971	16,654,784

*)	Antidilutive.

NOTE 12: — RELATED PARTIES BALANCES AND TRANSACTIONS

a.	The following related parties balances are included in the balance sheets:
	December 31,

	2001	2002

Trade receivables	$648	$449
Trade payables	$935	$844
Other accounts payable and accrued expenses	$266	$185

Back to Index

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12: — RELATED PARTIES BALANCES AND TRANSACTIONS (Cont.)

b.	The following related party transactions are included in the statements of operations:
	Year ended December 31,

	2000	2001	2002

Revenues	$3,940	$2,285	$1,331
Cost of revenues – components (1)	$6,747	$6,899	$3,374
Operating expenses, net – primarily rental, sub-contractors and communications (2)	$1,060	$1,721	$1,460
Purchase of property and equipment	$313	$331	$31

(1)
Represent purchases of certain components for the Company’s products, mainly circuit boards from a related party. On February 2, 2003, the purchase agreement with a related party was assigned to a third party.

(2)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Yehuda Zisapel

Chairman of the Board of Directors

Date: April 1, 2003

Back to Contents

CERTIFICATIONS

I, Roy Zisapel, certify that:

1.	I have reviewed this annual report on Form 20-F of Radware Ltd.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 1, 2003
/s/ Roy Zisapel

Roy Zisapel
Chief Executive Officer
(Principal Executive Officer)

Back to Contents

I, Meir Moshe, certify that:

1.	I have reviewed this annual report on Form 20-F of Radware Ltd.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.
The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 1, 2003
/s/ Meir Moshe

Meir Moshe
Chief Financial Officer
(Principal Financial Officer)