Form 20-F
period 2003-12-31
RADWARE LTD
filed 2004-03-16
CIK 1094366

Click Here for Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2003

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
17,704,183 Ordinary Shares, NIS 0.1 par value per share

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

As used in this annual report, the terms “we,” “us,” “our,” the “Company,” and “RADWARE” mean RADWARE Ltd. and its subsidiaries, unless otherwise indicated.

We have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, and “Peer Director®” and we have trademark applications pending for “SynappsArchitecture™,” “CID – Content Inspection Director™”, “UpLink™”, “Radware™”, “DefensePro™” and “StringMatch Engine”™. All other trademarks and tradenames appearing in this annual report are owned by their respective holders.

Back to Contents

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

ITEM 2.    Offer Statistics and Expected Timetable

Not applicable.

Back to Contents

ITEM 3.    Key Information

Selected Financial Data

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data as at December 31, 2002 and 2003 from our consolidated financial statements included in Item 18 in this annual report. The selected consolidatedstatement of operations financial data for the years ended December 31, 1999 and 2000 and the balance sheet data for the years ended December 31, 1999, 2000 and 2001 are derived from our audited financial statements not included in this annual report. You should read the selected consolidated financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements included in Item 18 in this annual report. Please see notes 2N and 11C of the notes to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	1999	2000	2001	2002	2003

	(US $ in thousands, except per share data)
Statement of Operations Data:
Revenues	$14,141	$38,353	$43,327	$43,663	$54,780
Cost of revenues	2,269	6,123	7,709	7,946	9,854

Gross profit	11,872	32,230	35,618	35,717	44,926

Operating expenses:
Research and development	2,099	5,465	8,293	7,809	8,398
Less — participation by the Chief Scientist of the Government of Israel	466	—	—	—	—

Research and development, net	1,633	5,465	8,293	7,809	8,398
Marketing and selling, net	9,678	24,622	29,986	30,019	29,753
General and administrative	1,137	3,127	4,543	4,219	4,120

Total operating expenses	12,448	33,214	42,822	42,047	42,271

Operating profit (loss)	(576)	(984)	(7,204)	(6,330)	2,655
Financing income, net	856	7,434	6,312	4,240	3,740

Income (loss) before taxes on income	280	6,450	(892)	(2,090)	6,395
Taxes on income	—	(387)	(389)	—	—
Loss in respect of an investment in an affiliate	—	—	(6,333)	—	—
Minority interest in losses (earnings)	—	23	37	(23)	(40)

Net income (loss)	$280	$6,086	$(7,577)	$(2,113)	$6,355

Basic net earnings (loss) per ordinary share	$0.03	$0.38	$(0.46)	$(0.13)	$0.37

Diluted net earnings (loss) per ordinary share	$0.02	$0.35	$(0.46)	$(0.13)	$0.34

Back to Contents

	Year ended December 31, 1999	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003

	(US $ in thousands, except per share data)
Weighted average number of ordinary shares used in computing basic net earnings (loss) per ordinary share (in thousands)	11,175	15,874	16,423	16,655	17,184
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per ordinary share (in thousands)	12,472	17,602	16,423	16,655	18,666

	December 31,
	1999	2000	2001	2002	2003

	(US $ in thousands)
Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities	$68,747	$130,824	$125,680	$52,274	$62,882
Long-term bank deposit, long-term marketable securities and structured note	—	—	—	73,027	76,139
Working capital	68,303	132,418	124,911	50,690	60,477
Total assets	74,734	150,095	144,461	142,998	158,114
Shareholders’ equity	69,419	135,931	128,938	127,357	140,246

Risk Factors

Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The trading price of our ordinary shares could decline due to any of these risks.

We have incurred losses in the past, and may incur losses in the future.

While we were profitable in 2003, we have incurred losses in each of the years 2001 and 2002. In 2003, we had net income of approximately $6.4 million. We incurred net losses of approximately $2.1 million in 2002, and $7.6 million in 2001. In 2000, we had net income of approximately $6.1 million. We will need to generate increased revenues as well as manage our costs to maintain and increase profitability. We cannot assure you that we will be able to maintain and/or increase profitability.

Our net profit for 2003 derives also from financial income in an amount of approximately $3.7 million. We cannot assure you that we will be able to generate financing income in the future or that such financing income will remain at the same level.

Our revenues may not grow or continue at their current level. In addition, our operating expenses may increase. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation and the results that our past expenditures produce. We may make additional expenditures in anticipation of generating higher revenues which we may not realize, if at all, until some time in the future. If our revenues do not increase as anticipated, or if our expenses increase at a greater pace than revenues, we may not be profitable or, if we are profi table, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Back to Contents

The general deterioration of the economy worldwide, the slow-down in expenditures by service providers, e-commerce and businesses and other trends in our industry could have a material adverse effect on our results of operations.

Our business is dependent on current and anticipated market demand for our products. Beginning in late 2000, market demand was negatively impacted by the general deterioration of the global economy and the economic uncertainties in the telecommunications market. These conditions, and the uncertainties surrounding the growth rates of economies worldwide, resulted in a curtailment of capital investment by companies in our target markets and caused our revenue growth to increase at a significantly slower pace during 2001 and 2002 relative to prior years. In 2003, the market remained substantially flat. Due to the past volatility of the market it is difficult to predict the conditions of our market going forward. In addition, we believe that market conditions cause our customers and potential customers to be more conservative in planning their spending. If the global conditions deteriorate, and companies in our target markets continue to reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market continues to be flat and customers continue to experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

We may experience significant fluctuations in our quarterly financial performance because of the factors discussed below and seasonal fluctuations in our sales.

Our quarterly operating results have varied significantly in the past and may vary significantly in the future as a result of various factors, many of which are outside of our control. These factors include: our limited order backlog, our dependence upon our suppliers, our need to develop and introduce new and enhanced products and the long sales cycles and implementation periods of our products. In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales. Because our sales have grown significantly since inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers. For example, we believe that our sales may be reduced from the levels which we might otherwise have been able to attain during the third quarter of 2004 because of the slowdown in business activities during the summer months in Europe, and that our sales during the fourth quarter of 2004 may be increased because some of our customers tend to make greater capital expenditures towards the end of their own fiscal years. Because of these anticipated fluctuations, our sales and operating results in any quarter may not be indicative of future performance and itmay be difficult for investors to properly evaluate our prospects.

If the market for Application Switching solutions does not continue to develop, we will not be able to sell enough of our products to maintain profitability.

The Application Switching market is rapidly evolving and we cannot assure you that it will continue to develop and grow. Market acceptance of Application Switching solutions is not proven and may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for Application Switching solutions does not continue to grow, we may not be able to sell enough of our products to maintain and increase profitability.

Back to Contents

Our future success depends on market acceptance of our new products.

We have recently introduced a new security switch, the DefensePro, and intend to invest in creating an infrastructure for sales and marketing and related services to support the sales of this product. There is no assurance that we will be successful in marketing and selling the DefensePro product, that the revenues from the sale of DefensePro will justify the investment, or that the sales of DefensePro will increase our sales.

Competition in the market for Application Switching solutions is intense. As a result, we may lose market share and we may be unable to maintain profitability.

The Application Switching solutions market is highly competitive and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors. Our principal competitors in the Application Switching solutions market include: Cisco Systems, Inc., Nortel, F5 Networks, Inc. and Foundry Inc. In addition, we face new competitors in the Application Security space, with respect to certain products and specific security features included in our products. Such competitors include Internet Security Systems, Inc., and Netscreen Technologies, Inc. We expect to continue to face additional competition as new participants enter the market. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Switching solutions and emerge as significant competitors. Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to maintain and increase profitability.

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

Back to Contents

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

We have a limited order backlog, which makes revenues in any quarter substantially dependent on orders received and delivered in that quarter. A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed, or require some time for adjustment. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our earnings will decrease.

We depend upon independent distributors to sell our products to customers. If our distributors do not succeed in selling our products, our revenues will suffer.

We sell our products primarily to independent distributors, including value added resellers, original equipment manufacturers and systems integrators. These distributors resell our products to our ultimate customers. We currently have over 200 active independent distributors and resellers that sell our products. We are highly dependent upon our distributors’ active marketing and sales efforts. Our distribution agreements generally are non-exclusive, one-year agreements with no obligation on the part of our distributors to renew the agreements. Typically, our distribution agreements do not prevent our distributors from selling products of other companies, including products that may compete with our products, and do not contain minimum sales or marketing performance requirements. As a result, our distributors may give higher priority to products of other companies or to their own products, thus reducing or discontinuing their efforts to sell our products. We may not be able to maintain our existing distribution relationships. If our distributors terminate their relationships with us, we may not be successful in replacing them. In addition, we may need to develop new distribution channels for new products and we may not succeed in doing so. For example, in some regions, we may need to find distributors who specialize in Internet security products for our new DefensePro product. Any changes in our distribution channels, or our inability to establish distribution channels for new products, will impair our ability to sell our products and result in the loss of revenues.

Back to Contents

Our products generally have long sales cycles and implementation periods, which increases our costs in obtaining orders and reduces the predictability of our earnings.

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new equipment. The sales cycles of our products to new customers can last as long as twelve months from initial presentation to sale. This delays the time in which we recognize revenue, and results in our having to invest significant resources in marketing and sales.

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

We must manage our anticipated growth effectively in order to maintain profitability.

We have actively expanded our operations in the past and may continue to expand them in the future in order to gain market share in the evolving market for Application Switching solutions. This expansion has required, and may continue to require, managerial, operational and financial resources.

We cannot assure you that we will continue to expand, or that we will be able to offer and expand our operations successfully. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and we may not be profitable.

As we grow we may need new or enhanced systems, procedures or controls. The transition to such systems, procedures or controls, as well as any delay in transitioning to new or enhanced systems, procedures or controls, may seriously harm our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis.

Our success depends on our ability to attract, train and retain highly qualified sales, technical and customer support personnel.

As we grow, we may need to increase our research and development, sales and marketing, and support staff. Our products require a sophisticated marketing and sales effort targeted at several levels within a prospective customer’s organization. The installation of Application Switching solutions, the integration of these solutions into existing networks and ongoing support can be complex. Accordingly, we need highly-trained sales, marketing and customer support personnel. Competition for qualified sales personnel, as well as technical and customer support personnel is intense, and we may not be able to hire sufficient personnel to support our research and development and sales and marketing efforts. Our success depends upon our ability to attract, train and retain highly qualified personnel.

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

Our products have occasionally contained, and may in the future contain, undetected errors, especially when first introduced or when new versions are released, either due to errors we fail to detect or errors in components supplied by third parties. These errors tend to be found from time to time in new or enhanced products after the commencement of commercial shipments. Our customers integrate our products into their networks with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the product that has caused the problem. Regardless of the source of these errors, we will need to divert the attention of our engineering personnel from our product development efforts to address the detection and correction of these errors. In the past, we have not incurred significant warranty or repair costs, nor have we been subject to liability claims for damages related to product errors or experienced any material lags or delays as a result of these errors. However, we cannot assure you that we will not incur these costs or liabilities or experience these lags or delays in the future. Any insurance policies that we may have may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors, whether caused by our products or the products of another vendor, may result in significant customer relations problems and injure our reputation, thus impairing the market acceptance of our products.

If USR Technologies and Electronics (2003) Ltd. (“USR”) is not able to provide us with adequate supplies of the principal component used in our products, we may not be able to deliver sufficient quantities of our products to satisfy demand.

We rely on USR to supply us with circuit boards. These circuit boards are the principal component, which we use in the manufacture of our products. If we are unable to acquire circuit boards from USR on acceptable terms, or should USR cease to supply us with circuit boards for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period.

Our profitability could suffer if third parties infringe upon our proprietary technology.

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. Our success depends upon the protection of our proprietary software installed in our products, our trade secrets and our trademarks. To protect our rights to our intellectual property, we rely on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others. In the United States, we have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®,” “LinkProof®”, “Triangulation®, ”“Smart Nat®”, “Get Certain®”, “CertainT®”, and “Peer Director®”. We also have trademark applications pending for “Synapps Architecture™, “CID – Content Inspection Director™”, “UpLink™”, “Radware™”, “DefensePro™” and “StringMatch Engine™”. In addition, we have registered patents in the United States for our triangle redirection method used for the global load balancing and for our mechanism for efficient management and optimization of multiple links used in our LinkProof product. We also have pending patent applications and provisional patents in connection with several features used in our products. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Furthermore, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

Back to Contents

Our products may infringe on the intellectual property rights of others.

Third parties may assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. For example, we are adefendant in a patent infringement case, which was brought by F5 Networks, Inc. in U.S. District Court for the Western District of Washington on March 19, 2003. F5’s patent is directed to system and method for load balancing using HTTP Cookies. By its Complaint, F5 seeks damages and permanent injunctive relief. We believe that there are credible invalidity and non-infringement defenses and, options to avoid the patent, all of which are being pursued vigorously. However, at this stage it is not possible to determine the outcome of this lawsuit.

Our non-competition agreements with our employees may not be enforceable in certain jurisdictions. If any of these employees leaves our company and joins a competitor, our competitor could benefit from the expertise our former employee gained while working for us.

We currently have non-competition agreements with all of our employees. These agreements prohibit our employees, in the event they cease to work for us, from directly competing with us or working for our competitors. The laws of the U.S., Israel and other countries in which we have employees, may limit or prohibit our ability to enforce these non-competition agreements, or may allow us to enforce them only to a limited extent. In the event that we are unable to enforce any of these agreements, competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.

Our efforts to increase our presence in additional markets may not be profitable.

We currently offer our products in over 50 countries in addition to North America. We intend to enter additional geographic markets to expand our sales efforts worldwide. In fiscal years 2002 and 2003, our sales outside the Americas represented approximately 50% and 52%, respectively, of our total sales. Our ability to penetrate new markets is subject to risks inherent to these markets. The risks may impair our ability to generate profits from our increased sales efforts outside North America. In addition, any future political or economic instability in these or other foreign countries could significantly reduce demand for our products.

Mr. Yehuda Zisapel, who beneficially owns approximately 15.32% of our ordinary shares, may exert significant influence in the election of our directors and over the outcome of matters requiring shareholder approval.

As of March 10, 2004, Mr. Yehuda Zisapel, Chairman of our board of directors, beneficially owns an aggregate of 2,732,477 ordinary shares, representing approximately 15.32% of the ordinary shares outstanding as of March 10, 2004. In addition, Roy Zisapel, Mr. Yehuda Zisapel’s son, is our Chief Executive Officer, President and a director. Roy Zisapel owns 210,163 ordinary shares and options to purchase 1,026,800 ordinary shares, of which 426,800 are fully vested as of March 10, 2004. In addition, Mr. Yehuda Zisapel has the right to vote the ordinary shares issuable upon exercise of options while held by the trustee under our share option plan. As a result, these shareholders may exert significant influence in the outcome of various actions that require shareholder approval. For example, these shareholders could exert significant influence over the election of all of our directors, delay or prevent a transaction in which shareholders might receive a premium over the prevailing market price for their shares and prevent changes in control or management.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to our U.S. shareholders, including having gain realized on the sale of our ordinary shares treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sales proceeds. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares.

We reasonably believe we were not a PFIC for our 2003 tax year. It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for 2003 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2004 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “Taxation — United States Federal Income Tax Considerations.”

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in Israel. Political, economic and military conditions in Israel directly affect our operations. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between the Palestinians and Israel, which has led to a crisis in the entire peace process and has affected Israel’s relationship with its Arab citizens and several Arab countries. We do not believe that the political and security situation has had a material impact on our business to date, however, there is no assurance that this will always be the case in the future. We could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel.

Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries or companies may restrict doing business with Israel and Israeli companies as the result of the aforementioned hostilities.

Most of our directors and officers as well as many of our Israeli employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

Our directors, officers and employees who are male adult citizens and permanent residents of Israel under a certain age are, unless exempt, obligated to perform approximately 31 days of annual military reserve duty, depending upon their age and prior position in the army. They may also be further subject to being called to active duty at any time under emergency circumstances. Directors, officers, and key employees falling within these requirements include Roy Zisapel, our Chief Executive Officer and President, Meir Moshe, our Chief Financial Officer, Amir Peles, our Chief Technical Officer, and Assaf Ronen, our Vice President, Research and Development. Our operations could be disrupted by the absence, for a significant period, of one of more of these officers or other key employees due to military service, and any disruption in our operations would harm our business. The full impact on our workforce or business if some of our officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

Back to Contents

The rate of inflation in Israel and the change in the exchange rate between the New Israeli Shekel against the U.S. dollar and/or the U.S. dollar against the Euro is volatile, and may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or are dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies mainly in Israel, in New Israeli Shekels (NIS) and in Europe, in Euros. In 2004, we began selling in Euros in some European countries and intend to expand sales in Euros to additional European countries. We are exposed to the following risks: the rate of inflation in Israel may exceed the rate of devaluation of the NIS in relation to the dollar, the timing of this devaluation may lag behind inflation in Israel, or the NIS may increase in value relative to the dollar. In such events, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In addition, if the Euro increases in value relative to the dollar and sales in Euros do not exceed expenses incurred in Euros, the dollar cost of our operations in Europe will increase and our operating profit will be adversely affected. If the Euro decreases in value relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit will be negatively affected as a result of a decrease in the dollar value of our sales. In 2003, the value of the dollar decreased in relation to the NIS by 7.6%, the deflation rate in Israel was -1.9%, and the value of the dollar decreased in relation to the Euro by 17.0%. During 2003 we did not have any sales in Euro. Although these trends did not materially affect us, we had a slight increase in expenses as a result of the increase in the Euro exchange rate. We cannot provide assurances that we will not be materially adversely affected by the rate of inflation in Israel or exchange rate fluctuations in the future.

The tax benefits we may receive in connection with our approved enterprise program require us to satisfy prescribed conditions and may be terminated or reduced in the future. This would increase taxes.

The Investment Center has granted us an approval to establish an “approved enterprise” program at our Tel Aviv and Jerusalem facilities. An approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The benefits available to an approved enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, or if we voluntarily decide to cease the approved enterprise program with regard to our Jerusalem facility, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. One criterion for establishing the level of tax benefits is the percentage of holdings by foreign (i.e. non-Israeli) investors in our shares. A decrease in the level of foreign investors’ holdings may increase our tax rate. The applicable law regarding “approved enterprise” programs will expire on June 30, 2004, unless its terms are extended. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law is extended. Our approved program and tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes. The amount, if any, by which our taxes would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

Provisions of Israeli Law could delay, prevent, or make difficult, a change of control, thereby depressing the price of our ordinary shares.

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us. The Israeli Companies Law generally provides that a merger be approved by both the board of directors of a company and a majority of the shares present and voting on the proposed merger at a meeting called upon with at least 21 days’ notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. Finally, a merger may not be completed unless at least 70 days have passed since the filing of the merger proposal signed by both parties with the Israeli Registrar of Companies.

Back to Contents

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser will become a 25% or greater shareholder of the company unless there is already another 25% or greater shareholder of the company. Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.

Finally, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

It may be difficult to enforce a U.S. judgment against us and/or our officers and directors, or to assert U.S. securities laws claims in Israel.

Service of process upon our directors and officers named herein may be difficult to effect within the United States because some of these people reside outside the United States. Any judgment obtained in the United States against us or these individuals or entities may not be enforceable within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

•	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

•	the U.S. court is not prohibited from enforcing the judgments of Israeli courts.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in new Israeli shekels, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in new Israeli shekels at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency. Pending collection, the amount of the judgment of an Israeli court stated in new Israeli shekels ordinarily will be linked to the Israel Consumer Price Index plus interest at the annual rate (set by Israeli law) prevailing at that time. Judgment creditors bear the risk of unfavorable exchange rates.

Back to Contents

Some of our deposits and other investments may be in excess of insured limits and are not insured in other jurisdictions.

The majority of our cash and cash equivalents, and short-term and long-term bank deposits are invested in banks in the United States and in the U.K. Some of these deposits may be in excess of insured limits and are not otherwise insured. If one or more of these financial institutions were to become insolvent, the loss of these investments would have a material adverse effect on our financial condition.

Back to Contents

ITEM 4.    Information on the Company

A. History and Development of the Company

Radware Ltd. was organized in May 1996 as a corporation under the laws of the State of Israel, and commenced operations in April 1997. Our principal executive offices are located at 22 Raoul Wallenberg St., Tel-Aviv 69710, Israel and our telephone number is 972-3-766-8666. As of January 1, 1999, we established a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in North America and is our authorized representative and agent in the United States. The principal offices of Radware Inc. are located at 575 Corporate Dr., Lobby 2, Mahwah, NJ 07430 and its telephone number is 201-512-9771. In 2000, we established subsidiaries in France, Germany, Sweden, the United Kingdom, the Netherlands and Australia, and a representative office in China. In 2001, we established subsidiaries in Italy and Japan and branches in Singapore and Korea. In 2003 we established a subsidiary in Singapore and a representative office in Taiwan. The purpose of our subsidiaries and representative offices is to conduct promotion and marketing activities as well as provide customer support in these regions.

For a discussion of our capital expenditures and divestitures, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

General

We develop, manufacture and market Intelligent Application Switching (IAS) solutions that enable continuous application availability, optimize application performance and provide site wide security. We offer a broad range of solutions to service providers, e-commerce businesses and corporate enterprises to optimize operations of web and application servers, firewalls, virtual private networks (“VPN”), intrusion detection systems (“IDS”), Internet service providers (“ISP”) links, anti-virus gateways and cache servers.

Our Application Switching solutions enable our customers to manage their network infrastructure, bypass systems failures and scale their network infrastructure to accommodate increasing Internet protocol (“IP”) traffic. Our products improve the productivity of network infrastructures by intelligently distributing traffic within the network, optimizing the use of available network resources and protecting applications, networks and users at high speeds. Since our establishment our products have won a number of awards for performance, including Network Computing Editor’s Choice, SC Magazine Recommended Buy Award, Network Computing Well-Connected, Internet World Best of Show, PC Magazine Editor’s Choice and Network Magazine Product of the Year.

Our products are designed to improve the efficiency, security and flow of the applications of network operations through:

•	Health Monitoring;

•	Traffic Redirection and Load Balancing;

•	Bandwidth Management;

•	Intrusion Prevention; and

•	Denial of Service protection.

Back to Contents

Our products can be deployed either as independent solutions to address specific application needs at a particular location within a network or as an end-to-end integrated solution to manage traffic throughout a network.

Products

We offer our customers a diversified range of products that address different application needs. Our products enable our customers to enjoy continuous availability of their network resources by improving the network’s fault tolerance, or resistance to software and hardware errors and system failures. In addition, our products provide scalability by enabling customers to expand capacity as traffic volumes dictate without having to upgrade or replace existing network resources. Our solutions can be implemented to optimize the functionality of various network resources, principally server farms providing Internet protocol applications, including Web sites, file transfer sites, e-mail servers, database servers, cache servers, firewalls, VPNs, IDSs and ISPs. We currently offer nine types of products, each designed to provide Application Switching solutions for different areas of the networks:

•	Web Server Director® provides full availability, redundancy, security and optimized operation of servers – in order to achieve high performing IP applications.

•	FireProof® provides full availability, redundancy and maximized operation of security tools across the network.

•	Cache Server Director® redirects end-user requests, when appropriate, to cache servers which store, or cache, content previously retrieved from the Internet, thereby optimizing performance, improving response time and conserving bandwidth.

•	LinkProof® manages Internet traffic for networks, commonly referred to as multi-homed networks, which access the Internet through multiple connections via several ISPs, to provide fault tolerant and cost effective Internet connectivity.

•	LinkProof® Branch manages the operation of multiple links across all remote office links, allowing large, multi-branched enterprises to control and reduce the costs of their connectivity and VPN between headquarters and branch offices.

•	DefensePro™ protects against worms, viruses, malicious intrusions and Denial of Service attacks at 3 Gigabit speeds, preventing attacks in real-time for multi-layer application defense.

•	Peer Director® controls, manages and optimizes Internet Routing. Peer Director enables service providers and large enterprises to control their Internet routing by enforcing policies on traffic redirection across the various Internet links. Administration and Internet connectivity costs are reduced, Internet performance is improved and administrators are empowered with better control of their connectivity links.

•	Content Inspection Director™ provides fault tolerant and fully optimized anti-virus scanning and content filtering for trusted and cost effective content security.

•	CertainT ®Transaction Accelerator performs HTTP compression and multi Gigabit speed transactions, for high performance content serving and Secure Sockets Layer (“SSL”) encryption and decryption, providing secure and effective SSL processing.

Back to Contents

Each of our products is designed as a separate hardware unit dedicated to providing intelligent Application Switching solutions. These separate dedicated units are added to existing network structures and, because they do not need to be installed into any existing network devices, are capable of supporting networks ranging in size and traffic flow. By deploying separate dedicated hardware units that do not need to be installed into any existing network devices, we avoid introducing an independent source of system failure and help to increase the mean time between failures of our customers’ networks.

Our products are compatible with any system that uses the Internet protocol and can operate with various network structures, configurations and operating systems. Our products support a wide variety of IP-based applications, including web services, e-mail, voice, multi-media database and file transfers. This enables organizations to continue to utilize and build upon their existing infrastructure without limiting their options for meeting future network needs. Our products are designed to be installed without impact to an existing network structure.

All of our products can be combined within a single network infrastructure, addressing all application needs. By controlling site wide traffic, Radware products ensure the full availability, performance and security of IP applications.

Under our Certainty Support offering (see Product and Technical Manageme nt below), we periodically provide software upgrades to our products, which are electronically sent to our customers and automatically uploaded onto our products.

Application Switch Platforms

In August 2000, we released the Application Switch, a new hardware platform for our products. The Application Switch is based on a multi-layered switching architecture, and enhances the performance of our products. In September 2001, we released the Application Switch II, which provides higher capacity for application switching and can make comprehensive Layer 4-7 switching decisions, at Gigabit speeds, based upon specific applications, destination requests or actual content passing through it. In February 2003, we released Application Switch III, our next generation hardware platform. Application Switch III is the industry’s first 10 Gigabit Ethernet Layer 4-7 Switch, offering three times the capacit y and five times the processing power of Application Switch II.

Web Server Director ®

Our Web Server Director product enables the full availability, optimized operation and security of server farms. This provides reliable and high performing service of mission critical applications across networks and data centers. Web Server Director is designed to address different network environments, ranging from a single group of servers organized in a farm, to multiple groups of server farms, with each server farm located at a different geographically dispersed site in the network. The Web Server Director eliminates bottlenecks, failures and downtime from enterprise servers, ensuring the full operation of all IP applications such as web services, e-mail and online databases.

The Web Server Director can provide local or global traffic managemen t:

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

Back to Contents

The Web Server Director also incorporates, either as standard or optional features, advanced health monitoring, traffic redirection, bandwidth management, intrusion prevention and Denial of Service protection to provide users with a dependable and cost effective IT infrastructure.

FireProof ®

Our FireProof product was launched in 1998 as a firewall traffic management solution that loads balanced traffic amongst multiple firewalls. As companies began to implement more comprehensive security plans, FireProof developed into a security Application Switch which manages and optimizes multiple security resources deployed over the enterprise. FireProof ensures that security tools deployed in the network remain fully activated for accelerated defense performance. For example, companies deploy network security filters, firewalls, VPNs and IDS s to protect their networks from unauthorized access to sensitive information. FireProof Security Application Switchmanages these resources and ensures that they are fully activated at all times. FireProof offers continuous availability of firewalls, VPNs and IDSs by load balancing and dynamically distributing traffic amongst these security devices. FireProof also automatically detects and protects against more than 1,300 malicious attack signatures, preventing the violation of online mission critical operations. This is achieved through the device’s application security module, which monitors traffic in real time, identifying and intercepting malicious traffic. In addition, FireProof provides as an optional feature, Denial of Service (“DoS”) protection by preventing malicious DoS attacks at multi-Gigabit speeds. Radware’s DoS Shield detects the occurrence of DoS/DDoS attacks with an advanced sampling algorithm and takes automatic actions to thwart the attacks.

Cache Server Director ®

Our Cache Server Director product is a cache server management and traffic distribution system. Designed for organizations that employ cache server farms on their networks, Cache Server Director is designed to maximize the performance of cache server farms, optimize utilization of Internet access and storage resources and reduce bandwidth consumption.

Cache servers are designed to enhance the efficiency of data transmission by reducing the amount of redundant network traffic. Cache servers locally store, or cache, information previously retrieved from the Internet in dedicated storage systems. Future requests for the same information are retrieved directly from the cache server, thereby avoiding the need to traverse the entire network to retrieve th e same data. Cache servers are frequently deployed in farms to provide redundancy and increased capacity. However, cache servers generally require a time-consuming user configuration procedure. Users that are not configured to a cache server will access the Internet directly. This results in less than optimal use of cache resources, delay in response time to the cache servers and unnecessary use of bandwidth to access data that was previously cached on the local network. Cache Server Director eliminates the need to configure individual users to the cache servers. Cache Server Director intercepts outgoing Internet requests according to predefined criteria and redirects them to the cache server where the requested information has previously been stored, thereby avoiding inefficient use of bandwidth and eliminating duplication of cached information on different servers.

In addition, Cache Server Director processes requests for non-cached data and distributes information retrieved from the Internet among available cache servers for storage. Cache Server Director distributes the retrieved information proportionately among the cache servers in order to optimize capacity and performance of the entire cache server farm. To further provide for optimal utilization of ca che servers, Cache Server Director monitors user requests for popular Internet addresses and automatically transfers them to the least loaded cache server.

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

Back to Contents

Cache Server Director also provides, as an optional feature, Gigabit speed protection of cache servers against Denial of Service attacks and over 1,300 attack signatures.

LinkProof ®

Our LinkProof family of products, comprised of LinkProof and LinkProof Branch, offer an Internet link Application Switch solution for multi-homed networks. In order to ensure continuous access to the Internet, enterprises frequently deploy, via several ISPs, multiple connections between their networks and the Internet, providing the network with alternative access points to the Internet in the event one connection fails. This network design is commonly referred to as a multi-homed network.

Using patented technology, LinkProof is deployed between a multi-homed network and the Internet access routers t o ensure high availability and continuous access to and from the Internet, as well as optimal utilization of the available Internet access connections. LinkProof acts as an intelligent interface between the multi-homed network and the Internet. LinkProof receives all outgoing Internet traffic from the network and routes the traffic to the appropriate ISP based on availability, cost and current traffic load along the connection to the ISP. LinkProof continuously monitors the transport layer of the network environment to detect failures. In the event of a failure in a connection to one of the ISPs used by the multi-homed network, LinkProof automatically routes the traffic to an alternative ISP.

LinkProof also dynamically distributes outgoing and incoming Internet traffic through the several Internet connections available to a multi-homed network to provide optimal use of the network’s Internet connections. Building on the proximity detection technology used in the Web Server Directorfamily of products, LinkProof dynamically selects the most efficient Internet connection with respect to each Web site for either inbound or outbound Internet traffic. This technology enables LinkProof to monitor the performance of each of the ISP connections with respect to the requested Web site. Using this information, LinkProof makes the routing decision based on the availability of each Internet connection, as well as the network proximity of the Internet and the requested Web site through the various ISPs, thereby providing the optimal path for Internet traffic to and from the network.

LinkProof also provides, as an optional feature, Gigabit speed protection for the internal network against DoS attacks and over 1,300 attack signatures. The LinkProof family of products offers a multi-homing solution from an enterprise’s headquarters to remote branch offices.

DefensePro™

Introduced in December 2003, DefensePro protects against worms, viruses, DoS attacks and Trojans at 3-Gigabit speeds. Built upon a high capacity security switch, DefensePro monitors security threats across layers 2-7 traffic for full visibility of attack type and affected resources. Organizations today increasingly rely on web-based and mission critical d istributed applications for running their business. Critical applications such as Customer Relationship Management and Enterprise Resource Planning, are accessed remotely from branch offices and manufacturing facilities over wide area networks. Coupled with this, the number and severity of attacks continue to grow. DefensePro addresses the need for an online security solution that bi-directionally scans all network traffic and delivers real-time protection from a wide variety of application level attacks such as worms, viruses, exploits and DoS attacks, at multi-Gigabit speeds. DefensePro performs bi-directional, stateful, deep packet inspection and accelerated signature matching to immediately block hidden worms, viruses, Trojans and intrusions. DefensePro offers multi-Gigabit speed protection for over 1,300 attack signatures with continuous security updates.

Back to Contents

Peer Director®

Our Peer Director product, which is designated mainly for the intelligent routing market, controls, manages and optimizes Internet routing. Peer Director enables service providers and large enterprises to control their Internet routing by enforcing policies on traffic redirection across the various Internet links.

The Peer Director gathers and analyzes real time statistics associated with Internet traffic carried on multiple links. Based on these statistics and in conjunction with customizable user-defined policies, Peer Director redistributes and optimizes traffic loads between the links through multiple sophisticated load balancing algorithms that are proprietary to Radware. Network administrators no longer need to manually monitor the availability of routers and ISP links. Peer Director a utomatically and dynamically achieves link optimization by redirecting users to the healthiest link, thereby avoiding traffic congestion that often plagues BGP (Border Gateway Protocol) routing schemes. Users benefit from improved performance and cost-efficient Internet service.

Peer Director also provides, as an optional feature, Gigabit speed protection for the internal network against DoS attacks and over 1,300 attack signatures.

Content Inspection Director™

Content Inspection Director was introduced in October 2002 to deliver fault tolerant and fully optimized anti-virus scanning and content filtering. Content security devices consume a significant amount of network resources for application processing. As a result, bottlenecks often occur during inspection for malicious content. Radware’s Content Inspection Director contains a pre-screening algorithm that allows for the differentiation between trusted and non-trusted content. The suspect content is directed to inspection devices such as anti-virus gateways and content filters, while tr usted content bypasses the inspection devices and proceeds normally. Since a high percentage of Internet traffic is trusted content – such as streaming, audio files and image files, offloading the trusted content may result in up to a 500 percent increase in performance.

Content Inspection Director achieves finer security granularity by defining inspection policies according to customer requirements. Content Inspection Director’s flow management allows users to sequentially load balance several server clusters, whereby each one provides a different service based on source, destination, traffic type and physical port.

In addition, Content Inspection Director provides Gigabit speed protection against Denial of Service attacks and over 1,300 attack signatures.

CertainT® 100

The CertainT 100 – Transaction Accelerator: Accelerates the end to end response ti me of web enabled applications through web compression, TCP offloading and SSL acceleration. While compressing web content for improved response time, CertainT 100 reduces bandwidth consumption as the compressed content tends to be 30-50% smaller than the original content, thereby resulting in significant cost savings.

To increase processing capabilities, multiple CertainT devices can be added to create CertainT 100 farms, which may accelerate the SSL encryption up to 35,000 transactions per second.

CertainT 100 prevents SSL attacks by blocking security transaction tampering and mitigating service failures. CertainT 100 decrypts traffic at critical points in the network, inspecting and directing traffic to security devices for security filtering. The identification and termination of illegitimate SSL sessions protects against malicious SSL packets and security violations.

Back to Contents

     SynApps Architecture™

All of our products are available with SynApps Architecture™. This software architecture offers five modules which support various mission critical operations across the network. The five modules are: Health Monitoring; Traffic Redirection (these two components are an integral part of our products); Bandwidth Management, Intrusion Prevention and DoS Protection (these three components are optional add-on modules available with all our products).

Application Health Monitoring – SynApps includes health monitoring tools that check physical and logical application resources. If a problem is detected, SynApps generates the proper alerts and overcomes the problem by redirecting users to alternate resources within the local or global network. SynApps health monitoring includes tools that check all Internet protocols, standard server agents employing Internet protocols, Transmission Control protoco ls, User Datagram Protocols and Web transactions, including content verification and bound health checks.

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

Intrusion Prevention – SynApps also provides the ability to detect network intrusion and prevent dangerous malicious attacks, thereby providing another line of defense for critical network resources that are managed by Radware products. The application security module helps protect networks and applications from more than 1,300 known attack signatures.

DoS Shield – Introduced in February 2002, DoS Shield provides organizations with extensive DoS detection and protection capabilities while maintaining high network traffic capacity, sustaining Gigabit capacity. Using an advanced sampling algorithm, the DoS Shield detects when active attacks begin to consume large amounts of the network’s bandwidth, and immediately blocks them. Legitimate traffic proceeds normally.

     Configware

Our products can be managed with Configware, a proprietary management tool that is included with all of our products. Configware is designed with an easy to use, graphical user interface that allows our customers to benefit from our technology with minimal technical know-how or support. Configware can be installed either as a stand-alone software package or as a Web application, in conjunction with a Web server, to enable remote configuration through a Web browser. Configware enables real-time monitoring of, as well as historical analysis of, device functionality, traffic flows and traffic volumes. It furnishes a wide range of statistics for managing servers, thereby enabling efficient utilization of the server farm, including current server traffic volumes, peak traffic volumes, attached end-users per server and number of connection failures. Graphs and charts can be customized according to the customer’s parameters. Configware also enables interactive monitoring and automatic notifications of failures or other data. Configware enables Web Server Director, Cache Server Director, LinkProof, FireProof, DefensePro, Peer Director, Content Inspection Director and CertainT-100 software to be updated remotely while the device is working. Almost all parameter changes are implemented immediately, with no need to reset the unit.

Back to Contents

     Configware Insite

Configware Insite is a site-wide software management tool that enables unified administration, visibility and control of IP application performance across the enterprise. Unlike Configware, which manages each product separately, Configware Insite manages all our products with a site-wide view. Based on an easy-to-use site map interface, Configware Insite lets users draw their network, configure Radware Intelligent Application Switching devices and set-up the SynApps Services (as described above) to address end-to-end IP application service requirements. Configware Insite’s statistics module provides real-time and historical views of actual application performance levels for monitoring site-wide operations and simple pinpointing of vulnerabilities and failures, affording complete visibility and control over the performance of Web and Application Servers, security tools, cache servers, anti-virus tools and Internet links.

Configware Insite provides real-time and historical views of all Radware Application Switching devices and SynApps services for complete visibility of site-wide IP application performance, facilitating trend analysis while extending comprehensive control of enterprise operations. The collected statistics enable administrators to identify network vulnerabilities and take proactive steps to mitigate service failures before they affect the site. Configware Insite offers a comprehensive set of user defined statistics that provide performance and bandwidth consumption data per device, including bi-directional traffic, failures, bottlenecks, resource management and client information. Based on this information, network administrators can decide to add resource capacities, tune bandwidth policies or relocate devices to better manage actual traffic loads and IP application performance requirements.

Customers

We have a globally diversified customer base consisting of corporate enterprises including banks, insurance companies, manufacturing and retail, government agencies, media companies and service providers, such as telecommunication carriers, ISPs and application service providers. We also offer our products to e-commerce businesses, such as e-commerce Web sites and publishing Web sites and portals, although sales to e-commerce businesses have not represented a significant portion of our revenue to date. Our range of Application Switching products offer business and industry solutions including site-wide security activation, business application solutions, connectivity and multi-homing solutions, e-commerce solutions and business continuity and disaster recovery solutions.

With the exception of our limited direct sales efforts to select customers, we sell our products through distributors who then sell our products to end users. We sell our products in North America both directly to customers and through indirect distribution channels. Outside North America, we sell our products exclusively through indirect distribution channels.

In 2003, approximately 48% of our sales were in the Americas (principally in the United States) and 52% were outside the Americas, of which approximately 26% of our sales were in EMEA (Europe, Middle East and Africa) and 26% were in Asia-Pacific. Other than the United States, no single country accounted for more than 10% of our sales for 2003.

For the year ended December 31, 2003, one single customer accounted for 11% of ou r sales. For the years ended December 31, 2002 and 2001, no single customer accounted for more than 10% of our sales. As of December 31, 2003, one single customer represented 15% of the trade receivables balance. As of December 31, 2002, no single customer represented more than 10% the of trade receivables balance.

Back to Contents

Sales and Marketing

Sales.   We market and sell our products mainly through an indirect sales channel that consists primarily of distributors located in North America, Europe and Asia. In addition, we generate direct sales to select customers in North America. Our distributors are supported by our sales managers who are also responsible for recruiting potential distributors and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff who help generate and qualify leads for the sales managers. As of December 31, 2003, we employed a total of 50 sales managers and sales staff in the Americas with locations in various states. We also employed 42 sales managers and sales staff based in Israel and other subsidiaries and representative offices, who are responsible for developing and maintaining distribution channels outside the Americas. We have subsidiaries in the United States, Australia, France, Germany, the United Kingdom, Italy, Japan and Singapore, as well as representative offices and branches in China, Taiwan and Korea. These offices promote and market our products and provide customer support in their respective regions.

Marketing Strategy.   Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality Intelligent Application Switching solutions. We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our sales force and marketing efforts are principally directed at developing brand awareness and providing sales support to our distributors. We par ticipate in major trade shows and offer support to our distributors who participate in regional trade shows and events. We also invest in web based advertising campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, value added resellers and other companies that have formed strategic alliances with us. We have entered into co-marketing arrangements with companies in other complementary Internet segments, including Symantec Corporation, NetScreen Technologies Inc., Citrix Systems, Inc., Oracle Corporation, BEA Systems, Inc., BMC Software Inc., Aladdin Knowledge Systems Ltd., SurfControl plc, Secure Computing Corporation, Quest Software, Inc., Microsoft Corporation, WatchGuard Technologies Inc., KaVaDo Inc., Teros, Inc., Internet Security Systems, Inc. and Hewlett Packard Company.

Strategic Alliances and Original Equipment Manufacturer Agreements.   We have entered into strategic alliances and original equipment manufacturer agreements with other software and hardware vendors, including Mercury Interactive Corporation, Comverse Technology, Inc. and NEC Corporation, as well as mutual channel information sharing arrangements. We believe that these companies have significant customer relationships and offer products which complement our products. Our agreements allow these companies to distribute our products on a world-wide non-exclusive basis with discounts based upon the volume of orders received. There usually is no requirement for a minimum sales quota. The products are branded with the names of these companies or co-branded with our name as well. These agreements are standard distributor agreements, purchase agreements, OEM (original equipment manufacturer) agreements or other specific agreements and are terminable by either party at will. We plan to further invest in the development of strategic alliances in order to provide greater access to our target markets and enhance our brand name.

Technical Management

Our technical team, which consists of 54 employees worldwide as of December 31, 2003, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software and product upgrades for our products. In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to constantly upgrade their products and obtain optimized performance by purchasing the following five optional features: extended warranty, software upgrades, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement.

Back to Contents

Research and Development

In order to maintain our share of the Application Switching market, we place considerable emphasis on research and development to expand the capabilities of our existing products, develop new products and improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain our technological expertise, enhance our existing products and introduce, on a timely basis, new commercially viable products that will continue to address the needs of our customers. Accordingly, we intend to continue devoting a significant portion of our personnel and financial resources to research and development. In order to identify market needs and to define appropriate product specifications, as part of the product development process we seek to maintain close relationships with current and potential distributors, customers and vendors in related industry segments.

As of December 31, 2003, our research and development staff consisted of 80 employees. Research and development activities take place at our facilities in Israel. We employ established procedures for the requirement management, development and quality assurance of our new product developments. Our research and development organization is divided according to our existing products. Each product group is headed by a group leader and includes team leaders and software engineers. In addition, we have a hardware and infrastructure group responsible for the development of the Radware platforms/infrastructure serving all product groups, which consists of a group leader, team leaders, and hardware and software engineers. We furthermore have a quality assurance department, which assists all product groups, and includes a group leader and quality control engineers and technicians. We occasionally use third party subcontractors for the development of portions of research and development projects.

Manufacturing and Suppliers

USR Technologies and Electronics (2003) Ltd. (“USR”) manufactures the circuit boards which are the principal hardware component used in our products.

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

Until February 2003, the circuit boards were manufactured by RND, an affiliated company controlled by Messrs. Yehuda and Zohar Zisapel, principal shareholders of our company. On February 2, 2003, USR purchased substantially all the assets, rights and liabilities (including assignment of agreements, transfer of employees, etc.) of RND. These rights and liabilities included agreements for the supply to us of services and circuit boards. Accordingly, beginning February 2, 2003, the services and circuit boards once obtained from RND are supplied to us by USR.

Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology. We have a policy that requires our employees to execute employment agreements, including confidentiality and non-compete provisions.

Back to Contents

We have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, and “Peer Director®” and we have trademark applications pending for “SynappsArchitecture™,” “CID — Content Inspection Director™”, “UpLink™”, “Radware™”, “DefensePro™” and StringMatch Engine™”. We do not currently own any registered copyrights.

We have registered patents in the United States for our triangle redirection method used for the global load balancing and for our mechanism for efficient management and optimization of multiple links used in our LinkProof product, and pending patent applications and provisional patents i n connection with several features used in our products. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

The protective steps we have taken may be inadequate to deter misappropriation of our technology and information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Some of the countries in which we sell our products do not protect intellectual property to the same extent as the United States and Israel. In addition, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Any licenses for intellectual property that might be required for our services or products may not be available on reasonable terms.

Competition

Our industry is characterized by intense competition. Our principal competitors in the sale of Application Switching solutions include hardware-based solution providers, such as Cisco Systems, Inc., Nortel Networks Corporation, and Foundry Networks, Inc. and PC-based solution provider, F-5 Networks, Inc. We expect to face increasing competition as new competitors enter our market and multinational corporations purchase players in the market. In addition, we face new competitors in the Application Security space, with respect to certain products and specific security features included in our products. Such competitors include Internet Security Systems, Inc., and Netscreen Technologies, Inc

Some of our competitors have substantially greater financial, personnel and other resources, and may offer a broader range of products than we do. These competitors may be able to respond more quickly to new or emerging tec hnologies or changes in customer requirements. They may also benefit from greater economies of scale, offer more aggressive pricing, devote greater resources to the promotion of their products, bundle their products or incorporate an existing Application Switching solution into existing products.

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

Israeli Office of Chief Scientist

For the period up to December 31, 1999, we received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel in the aggregate amount of $1.6 million. By December 31, 2001, we repaid the full amount by way of royalties. Nevertheless, the remaining provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law, are still applicable even after the repayment of royalties.

Back to Contents

Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee.

In exchange, the recipient of such grants is required to pay the Office of the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100 – 150% of the dollar-linked value of the total grants received in respect of such program, plus interest. The Research and Development Law generally requires that the product developed under a program be manufactured in Israel .. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

The funds available for Office of the Chief Scientist grants out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Office of the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

Back to Contents

C. Organizational Structure

As of January 1, 1999, we established a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in North America. We also have subsidiaries in Australia, France, Germany, Sweden, The Netherlands, the United Kingdom, Italy, Japan and Singapore. We have also established representative offices in China, and Taiwan and a branch in Korea. All the above subsidiaries are wholly-owned, except for our subsidiary in Australia, in which we currently hold 91% (of which 8% were purchased in January 2003 and 8% were purchased in March 2004). We have an option to purchase the remaining 9%, which are currently held by a local Australian company. Our subsidiaries include:

Name of Subsidiary	Country of Incorporation

Radware Inc.	New Jersey, United States of America

Radware UK Limited	United Kingdom

Radware France	France

Radware Srl	Italy

Radware ITM Solutions B.V.	The Netherlands

Radware GmbH	Germany

Nihon Radware KK	Japan

Radware Australia Pty. Ltd.	Australia

Radware Sweden AB	Sweden

Radware Singapore Pte. Ltd.	Singapore

Yehuda Zisapel is a co-founder and principal shareholder of Radware. Yehuda Zisapel is also the Chairman of the Board of Directors of Radware. Individually or together with his brother, Zohar Zisapel, he is also a founder, director and/or principal shareholder of several other companies which, together with Radware and our subsidiaries listed above are known as the RAD-Bynet Group. These corporations include:

AB-NET Communications Ltd. Axerra Networks Inc. BYNET Data Communications Ltd. BYNET Electronics Ltd. BYNET SEMECH (outsourcing) Ltd. Bynet System Applications Ltd.	Ceragon Networks Ltd. Ebeat Software and Internet Services Ltd. Infogate On Line Ltd. Modules Inc. RAD-Bynet Properties and Services (1981) Ltd. RADCOM Ltd. RAD Data Communications Ltd.	WISAIR Inc. Sanrad Inc. RAD-OP, Inc. RADView Software Ltd. RADVision Ltd. RADWIN Ltd. RADVision Ltd. Silicom Ltd. RiT Technologies Ltd.

Back to Contents

The group also includes several other holdings, real estate companies and pharmaceutical companies. The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

In addition to engaging in other businesses, members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products. See also Item 7 — Related Party Transactions.

D. Property, Plants and Equipment

Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 23,345 square feet of leased office space in Tel Aviv, Israel. The lease expires in October 2005, and we have an option to extend the lease for an additional period of five years. The facilities are leased from affiliated companies owned by Messrs. Yehuda and Zohar Zisapel — see Item 7 —“Major Shareholders and Related Parties Transactions.” We also sublease approximately 5,482 square feet of space in Jerusalem for our manufacturing facility from USR. The sublease with respect to 2,150 square feet expires in March 2004 and we have an option to renew for an additional term of five years. The parties are currently negotiating a new lease in the same area for the period beginning in April 2004. The sublease with respect to the remaining 3,332 square feet expires in March 2004 and we have an option to renew for an additional term of two years. The parties are currently negotiating a new lease in the same area for the period beginning in April 2004. In the United States, we lease approximately 10,201 square feet in Mahwah, New Jersey from an affiliate. The lease will expire in July 2005. We also lease 5,306 square feet from an unaffiliated party in Costa Mesa, California. The lease expires at the end of March 2004 and we have entered into a new lease for 5,496 square feet, effective as of April 1, 2004, which will expire in March 2009. We also lease 2,236 square feet in Dallas, TX which is renewed on a monthly basis. In addition we lease facilities for the operation of our subsidiaries and representative offices in several locations in the United States, Europe and Asia Pacific. We may need additional space if we expand our business and believe that we will be able to obtain space as needed.

Back to Contents

ITEM 5.    Operating and Financial Review and Prospects

General

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this annual report.

We commenced operations in April 1997. Since then, we have focused on developing and enhancing our products, building our worldwide direct and indirect distribution network and establishing and expanding our sales, marketing and customer support infrastructure.

Most of our revenues are generated in U.S. dollars or are dollar-linked and the majority of our expenses are incurred in dollars and, as such, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars and in accordance with generally accepted accounting principles in the United States.

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

Research and Development Expenses.   Research and development expenses consist primarily of salaries and related personnel expenses, costs of subcontractors and prototype expenses related to the design, development, testing and enhancement of our products. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product objectives.

Marketing and Selling Expenses.   Marketing and selling expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales, marketing of our products as well as related trade shows, advertising, promotional, web site maintenance and public relations expenses.

General and Administrative Expenses.   General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees, bad debt expenses and other general corporate expenses.

Operating expenses also include amortization of stock-based compensation, which is allocated among research and development expenses, marketing and selling expenses and general and administrative expenses, based on the division in which the recipient of the option grant is employed. Amortization of stock-based compensation results from the granting of stock options to employees with exercise prices per share determined to be below the deemed fair market value per share of our ordinary shares on the dates of grant. The stock-based compensation is being amortized to operating expenses over the vesting period of the individual options.

Back to Contents

Loss in respect of an investment.   Until 2002, we invested in convertible debentures of a development stage company. In 2001, the investment balance was written-off and a provision with respect to expected closing costs was recorded. The provision was utilized during 2002.

Financing Income (Expenses), Net.   Financing income (expenses), net consists primarily of interest earned on short-term and long-term bank deposits, and investment in bonds and commercial papers of proceeds from the issuance of our shares to the public and from cash generated from our operations in fiscal year 2003, and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Taxes.   Israeli companies are generally subject to income tax at the corporate rate of 36%, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we have established an approved enterprise program (the “Program”), which will be eligible for the tax benefits for operational profit, described below under the heading "Corporate Tax Rate." These benefits should result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income. The tax rate will depend upon the percentage of our income derived at that time from the approved enterprise program. The tax benefits depend on our meeting the requirements of the Program and there is no assurance we will be able to obtain such benefits. We may incur, for accounting purposes, tax expenses in 2004 which we anticipate to be less than a rate of 10%. The income tax expenses might be higher than the actual tax payments due to exercise of non qualified options by our employees, since the tax benefit resulting from the exercise of such stock options will be credited to additional paid-in-capital, when realized.

Market trends.   The general deterioration of the economy worldwide and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by companies in our target markets and caused our revenue growth to increase at a significantly slower pace during 2001 and 2002 relative to prior years. In 2003, the market remained substantially flat. Due to the past volatility of the market it is diffi cult to predict the conditions of our market going forward. In addition, we believe that market conditions cause our customers and potential customers to be more conservative in planning their spending. If the global conditions deteriorate, and companies in our target markets continue to reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market continues to be flat and customers continue to experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

We have recently introduced a new security switch, the DefensePro, and intend to invest in creating an infrastructure and related services to support the sales of this product. There is no assurance that we will be successful in marketing and selling the DefensePro, that the revenues from the sale of DefensePro will justify the investment, and that the sales of the DefensePro will increase our sales.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

Back to Contents

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would produce a materially different result. The Company’s management has reviewed these critical accounting policies and related disclosures with the Company’s Audit Committee. See Note 2 to our Consolidated Financial Statements, which contains additional information regarding our accounting policies and other disclosures required by GAAP.

Our management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results inc lude the following:

•	Revenue recognition;

•	Accounting for doubtful accounts;

•	Inventory valuation; and

•	Legal contingencies.

Revenue recognition.   We generally recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable. Post-contract customer support, which represents mainly software subscriptions and unit replacements, is recognized ratably over the contract period, which is typically one year. We provide a warranty for up to 12 months at no extra charge. We record an allowance for estimated sales returns in the same period as the related revenues are recorded. This estimate is based on historical sales returns, analysis of historical credit data and other known factors. The estimate, however, may not accurately predict future returns. If the historical data used to calculate these estimates does not properly reflect future returns, additional provision for sales returns may be required, and revenues in that period could be adversely affected.

Accounting for doubtful accounts.   Our accounts receivable are mainly derived from sales to customers located primarily in North America, Europe and Asia. We perform periodic credit evaluations of our customers’ financial condition. We maintain an allowance for doubtful accounts for estimated losses, which may result from the inability of its customers to make required payments. Management exercises judgment as to its ability to collect outstanding receivables. Allowances for doubtful accounts are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, allowances for doubtful accounts are made based upon the age of the receivable. In determining the allowance, we analyze our historical collection experience and current economic trends. If the historical data used to calculate the allowances for doubtful accounts do not reflect the future ability to collect outstanding receivables, additional allowances for doubtful accounts may be needed and the future results of operations could be materially affected.

Inventory valuation.   At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand for our old or new products, or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales for such period.

Back to Contents

Legal contingencies.   As discussed in “Item 8 — Financial Information” under the caption “Legal Proceedings,” in December 2001, the Company was named as a defendant in a class action complaint alleging violations of the federal securities laws in the United States District Court, Southern District of New York, together with approximately 300 additional issuers. As of December 31, 2003, management had accrued its estimate of the probable costs for the resolution of this complaint. We have approved a Memorandum of Understanding (“MOU”) and related agreements, which set forth the terms of a settlement between us, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. It is anticipated that any potential financial obligation of ours to plaintiffs due pursuant to the terms of the MOU and related agreements will be covered by existing insurance. Therefore, management, based on the opinions of our legal advisors handling the claim, does not expect that the settlement will involve any payment by the Company. Accordingly, no provision for such contingency was provided in our financial statements. The MOU and related agreements are subject to a number of contingencies, including the negotiation of a settlement agreement and approval by the Court. The Company cannot be certain as to whether or when a settlement will occur or be finalized and are unable at this time to determine whether the outcome of the litigation will have a material impact on our results of operations or financial condition in any future period.

As discussed in “Item 8 — Financial Information,” under the caption “Legal Proceedings,” in March 2003, F5 Networks Inc. filed a patent infringement lawsuit against us and two other companies. Management, based upon the opinion of our legal advisors handling the claim, believes that it is not possible to determine the outcome of this lawsuit, therefore, no provision for such contingency was provided in our financial statements. As additional information becomes available, management will reassess the potential liability related to the pending litigation and may provide an estimate of the probable cost of this litigation. Such estimates of the probable cost could have a material impact on our future results of operations and financial position.

Back to Contents

A.  Operating Results

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year ended December 31, 2000	Year ended December 31, 2001	Year ended December 31, 2002	Year ended December 31, 2003

Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	16.0	17.8	18.2	18.0

Gross profit	84.0	82.2	81.8	82.0

Operating expenses: Research and development	14.2	19.1	17.9	15.3
Marketing and selling	64.3	69.2	68.7	54.3
General and administrative	8.1	10.5	9.7	7.6

Total operating expenses	86.6	98.8	96.3	77.2

Operating profit (loss)	(2.6)	(16.6)	(14.5)	4.8
Financing income, net	19.4	14.6	9.7	6.9

Income (loss) before taxes on income	16.8	(2.0)	(4.8)	11.7
Taxes on income	(1.0)	(0.9)	—	—
Loss in respect of an investment in an affiliate	—	(14.6)	—	—
Minority interest in losses (earnings)	—	0.1	—	(0.1)

Net income (loss)	15.8%	(17.4)%	(4.8)%	11.6%

Executive Summary – Year Ended December 31, 2003

Sales in 2003 were approximately $54.8 million, an increase of approximately 25% compared with sales of approximately $43.7 million in 2002. The cost of sales as percentage of revenues remained at a similar level for 2001, 2002 and 2003. As a result of our ability to continue growth based on our existing infrastructure, we decided to keep our operating expenses flat throughout the year (between $10.5 to $10.7 million per quarter) while increasing efficiency. As a result of the increase in sales without increase of expenses, there has been a sequential increase in our operating profit in each quarter of 2003, and 2003 ended with an operating profit of $2.7 million, compared to an operating loss of $6.3 million in 2002. The financing income, which is derived mainly from interest income on short-term and long-term bank deposits, a structured note and investments in bonds and commercial papers, decreased as a result of the decline in interest rates. In 2004, in order to increase investment in the development of new products, and in order to support continued growth in our sales and enhance market acceptance for our new DefensePro product (our new security switch) and related services, our research and development and sales and marketing expenses are expected to increase by 10% or more compared to 2003. Such expenses do not include the risk of litigation expenses – see in this Item – “Legal Contingencies” under “Critical Accounting Policies”, and “General and Administrative Expenses” under “Year ended December 31, 2003 Compared with Year Ended December 31, 2002, and “Legal Proceedings” under Item 8.

There is no assurance that we will be successful in marketing and selling the DefensePro, that the revenues from the sale of DefensePro will justify the investment, and that the sales of the DefensePro will increase our sales. Market acceptance of the DefensePro may have a material effect on our revenues in 2004. Since most of the investment in the DefensePro launch and infrastructure is irrespective of actual sales, if we are not successful in selling the DefensePro and related services it may have a negative effect on operating profit.

Back to Contents

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Sales.  Sales in 2003 were approximately $54.8 million, an increase of approximately 25% compared with sales of approximately $43.7 million in 2002. The growth in sales during 2003 is primarily attributable to the expansion of our sales and marketing activities, the introduction of new products and a new platform, and a slight improvement in the market environment and corporate spending.

Cost of Sales.  Cost of sales was approximately $9.9 million in 2003, compared with cost of sales of approximately $7.9 million in 2002. This increase is primarily attributable to the increase in sales. Cost of sales as a percentage of sales slightly decreased to 18.0% in 2003, compared to cost of sales of 18.2% in 2002. Manufacturin g costs for our new platform released in 2003 are higher than the costs for older platforms. The gross margin for this platform, however, remains the same as a result of higher pricing.

Research and Development (“R&D”) Expenses.  research and development expenses were approximately $8.4 million in 2003, an increase of 7.5% compared with research and development expenses of approximately $7.8 million in 2002. The increase is primarily due to new hiring of R&D personnel, and to the increase in the dollar cost of our salaries for our research and development staff caused by the increase in value of the NIS against the dollar. All these salaries were paid in NIS. We expect the R&D expenses to increase in 2004 due to the recruitment of additional personnel, partly to support our new DefensePro product.

Sales and Marketing Expenses.  Sales and marketing expenses were approximately $29.8 million in 2003, a slight decrease of 1% compared with sales and marketing expenses of approximately $30.0 million in 2002. During 2003, we maintained flat expenses in sales and marketing, utilizing the investment in our sales and marketing infrastructure during previous years. We anticipate increasing sales and marketing expenses for 2004 primarily related to the launch of our new product, Defense Pro, which adds new potential customers, and due to investment in new geographical markets.

General and Administrative Expenses.  General and administrative expenses were approximately $4.1 million in 2003, a decrease of approximately 2.3% compared with general and administrative expenses of approximately $4.2 million in 2002. This decrease is primarily attributable to the decrease in our doubtful debts expense. We have a lawsuit for patent infringement, which may result in significant legal expenses. Such expenses may affect the level of our general and administrative expenses for 2004. In addition, we cannot estimate the outcome of such litigation.

Financing Income, Net.  Financing income, net was approximately $3.7 million in 2003, a decrease of approximately 12% compared with financing income, net of approximately $4.2 million in 2002. This decrease is primarily attributable to the reduction in the interest rate in the markets. As a result, we received lower interest income on part of our cash and cash equivalents and short-term and long-term investments derived primarily from the cash we raised in our public offerings in 1999 and 2000.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Sales.  Sales in 2002 were approximately $43.7 million, an increase of approximately 1% compared with sales of approximately $43.3 million in 2001. The growth in sales during 2002 is primarily attributable to the expansion of our sales and marketing activities, as well as the release of new products. Our sales in each quarter beginning in the fourth quarter of 2001 have increased quarter over quarter, after a significant decrease in revenues in the third quarter of 2001 relative to the first two quarters of 2001. As a result of the challenging market environment and the stagnation of the global economy, we did not experience the same increase in revenues in 2002 compared to 2001 as we had experienced in the past.

Back to Contents

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

Research and Development Expenses.  Research and development expenses were approximately $7.8 million in 2002, a decrease of 5.8% compared with research and development expenses of approximately $8.3 million in 2001. The decrease is primarily due to the decrease in the dollar cost of our salaries for our research and development staff caused by the devaluation of the NIS against the dollar. All these salaries were paid in NIS. As of the year 2000, we did not apply for any grants from the Government of Israel for participation in our Research and Development expenses.

Sales and Marketing Expenses.  Sales and Marketing expenses were $30.0 million in 2001 and 2002, representing 69% of revenues in each year.

General and Administrative Expenses.  General and administrative expenses were approximately $4.2 million in 2002, a decrease of approximately 7.1% compared with general and administrative expenses of approximately $4.5 million in 2001. This decrease is primarily attributable to the decrease in our doubtful debts expense.

Financing Income, Net.  Financing income, net was approximately $4.2 million in 2002, a decrease of approximately 33% compared with financing income, net of approximately $6.3 million in 2001. This decrease is primarily attributable to the reduction in the interest rate in the markets. As a result, we received lower interest income on our cash and cash equivalents and short-term and long-term investments derived primarily from the cash we raised in our public offerings in 1999 and 2000.

B.  Liquidity and Capital Resources

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

Our principal commitments consist of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2004 to 2010 (some with renewal options). Our future minimum payments under non-cancelable operating lease agreements at December 31, 2003, are approximately as follows:

	Payments Due By Period (in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating leases	$2,832	$1,241	$1,183	$293	$115
Total contractual cash obligations	$2,832	$1,241	$1,183	$293	$115

We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and California in the United States. We also lease premises for our subsidiaries’ and branches’ activities, in several locations in the United States, Europe and Asia Pacific. Our aggregate annual rent obligations under these leases are approximately $1.2 million for 2004. Our aggregate rent expenses paid under our lease obligations for 2003 were approximately $1.6 million. Capital expenditures for the years ended December 31, 2001, 2002 and 2003 were approximately $1.9 million, $1.3 million and $1.3 million, respectively. These expenditures were mainly comprised of machinery and equipment, including a CRM (Customer Relationship Management) system and the design and development of additional features of our company’s website. We currently do not have significant capital spending or purchase commitments, but we may have capital spending consistent with possible growth in our operations, infrastructure and personnel.

Back to Contents

Net cash provided by operating activities was approximately $9.0 million for the year ended December 31, 2003, compared with $ 1.1 million for the year ended December 31, 2002 and $0.1 million for the year ended December 31, 2001. Net cash provided by operating activities for the year 2003 increased primarily due to our increasing operating profit as a result of our increasing sales. Net cash provided by operating activities for the year 2002 increased primarily due to a reduction in net losses, improvement in collections and decrease in our inventory levels.

Net cash provided by investing activities was approximately $0.2 million for the year ended December 31, 2003, compared to net cash provided by investing activities of approximately $14.5 million for the year ended December 31, 2002, and to net cash used in investing activities of approximately $4.3 million for the year ended December 31, 2001. Cash was provided in 2003 mainly from the sale of marketable securities, which was almost fully offset by investments in long-term bank deposits and purchase of property and equipment. Cash was provided in 2002 mainly from the sale of short-term bank deposits and the sale of marketable securities, partially offset by the purchase of long-term bank deposits. Cash was used in 2001 primarily for capital expenditures, and for the investment in a development stage company.

Net cash provided by financing activities was $6.6 million for the year ended December 31, 2003, generated from options exercised by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans (see Item 6 – Key Employee Share Incentive Plan; 1999 Employee Stock Purchase Plan; 2001 Employee Stock Purchase Plan and 2002 Employee Stock Purchase Plan). Net cash provided by financing activities for the year ended December 31, 2002 was $158,000, generated from options exercised by our employees under the Key Employee Share Option Plan and Employee Stock Purchase Plan. This waspartially offset by the repurchase of our shares in the amount of $254,000 in accordance with our Stock Repurchase Plan. Net cash provided by financing activities for the year ended December 31, 2001 was $42,000, generated primarily from options exercised by our employees.

On October 28, 2002, our board of directors authorized a stock repurchase program of up to 1.5 million ordinary shares or $10 million (the “Repurchase Program”). The Repurchase Program was approved by an Israeli court in December 2002. In the year ended December 31, 2002 we purchased 32,700 ordinary shares for a total of $254,000, under the Stock Repurchase Plan.

As of December 31, 2003, we had cash and cash equivalents, including short-term and long-term deposits and marketable securities of approximately $139.0 million, as compared to approximately $125.3 million as of December 31, 2002. Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our research and development efforts and our marketing and sales activities. Since our inceptions, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures for the foreseeable future in order to execute our strategy. We anticipate that operating activities, as well as capital expenditures, will demand a use of our cash resources. We believe that cash balances will provide sufficient cash resources to finance our operations and the projected expansion of our marketing and sales activities and research and development efforts for a period of at least the next twelve months.

Back to Contents

Related Parties

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel Aviv is material to our operations. The components purchase agreement which was entered into with a related party was assigned to a third party on February 2, 2003 (please refer to Item 4 – Manufacturing and Supplies, for more details). We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreement and confirmed that they were not different than could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in certain terms than might be available from unaffiliated third parties on issues. In the event that the transaction with members of the RAD-Bynet Group is terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may not be available to us.

In addition, the Company purchases different services from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication services. In the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates f or such services.

Impact of Inflation and Currency Fluctuations

The U.S. dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar, if any, and the appreciation or depreciation of the Euro to the dollar. Most of our sales are denominated in dollars or are dollar-linked and we incur a portion of our expenses, principally salaries and related personnel expenses, in Israel – in NIS and in Europe – in Euros. An appreciation of the NIS, or, unless offset by a devaluation of the NIS, inflation in Israel, will have a negative effect on our profitability. Conversely, devaluations of the NIS relative to the dollar at a rate in excess of the rate of inflation in Israel will have a positive effect on our profitability. In 2004 we began selling to some European countries in Euros instead of dollars in order to reduce the exposure to fluctuations in the Euro exchange rate. We are still exposed to the risk of an appreciation of the Euro in the event our expenses in Euros exceed our sales in Euros. In addition, if the Euro devaluates relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit will be negatively affected as a result of a decrease in the dollar value of our sales.

Back to Contents

The following table presents information about the rate of inflation in Israel:

Year ended December 31,	Israeli inflation rate %

1998	8.6
1999	1.3
2000	0.0
2001	1.4
2002	6.5
2003	(1.9)

We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel, or if there will be a revaluation of the NIS or a revaluation or devaluation of the Euro against the Dollar. Because exchange rates between the NIS and the dollar and between the Euro and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations or revaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

Market Risk

We do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk, with the exception of the following: Approximately 7% of our investment portfolio is invested in a structured note with guaranteed principal and changing interest. An increase in short-term interest rates will negatively affect the income received from this note. Approximately 25% of our investment portfolio is invested in high-rated marketable securities, mainly U.S. government agency bonds, corporate bonds and asset-backed bonds. Since these investments carry fixed interest rates, interest income over the holding period is not sensitive to changes in interest rates. We have no debt.

Back to Contents

ITEM 6..  Directors, Senior Management and Employees

A. Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position

Yehuda Zisapel(1)	62	Chairman of the Board of Directors
Roy Zisapel(2)	33	Chief Executive Officer, President and Director
Meir Moshe	50	Chief Financial Officer
Vikram Desai	39	Chief Operating Officer Radware Inc.
Vered Raviv-Schwarz	34	General Counsel and Secretary
Sharon Trachtman	38	Vice President, Marketing
Amir Peles	32	Vice President, Chief Technology Officer
Asaf Ronen	31	Vice President, Research and Development

Yiftach Atir(1)(3)(4)	54	Director
Avigdor Willenz(1)(3)(4)	47	Director
Christopher McCleary (4)(5)	51	Director
Liora Katzenstein (2)(4)	49	Director

__________
(1)	Term as director expires at the annual meeting of shareholders to be held in 2006.

(2)	Term as director expires at the annual meeting of shareholders to be held in 2004.

(3)	External Director, as defined in the Israeli Companies Law.

(4)	Qualified as an Independent Director, as determined under the Nasdaq rules, and serves on the Audit Committee of the Board of Directors.

(5)	Term as director expires at the annual meeting of shareholders to be held in 2005.

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

Vikram Desai has served as the Chief Operating Officer of Radware Inc. since August 2001. From 2000 to July 2001, Mr. Desai served as a regional Vice President, Multinational Accounts at Global Crossing Ltd. From 1998 to 2000, Mr. Desai served as a Director, Government & Education Markets – USA & Canada and Director National Accounts New York and New England at WorldCom, Inc. In 1997, Mr. Desai served as Vice President, Local Service – USA and as a Senior Vice President, Business Markets, USA at ICG Communications, Inc. From 1989 to 1997, Mr. Desai served in several management positions in MCI Communications Corporation, the last of which was Northeast Senior Regional Manager. Mr. Desai has a B.A. degree in political science (enhanced with core engineering and economics curriculum) from the University of Connecticut.

Vered Raviv-Schwarz has served as our General Counsel since July 2000. From May 1995 to June 2000, Mrs. Raviv-Schwarz was an Associate at the law firm M. Seligman & Co. Mrs. Raviv-Schwarz has LL.B. and LL.M degrees from Tel Aviv University.

Sharon Trachtman has served as our Vice President of Marketing since September 1997. From November 1994 to September 1997, Ms. Trachtman was a product line marketing manager for Scitex Corporation. Ms. Trachtman has a B.A. degree in computer science and philosophy from Bar Ilan University.

Amir Peles has served as our Vice President, Chief Technology Officer since April 2000. Prior to that, Mr. Peles was our Vice President of Research and Development si nce July 1997. From July 1996 to July 1997, Mr. Peles was a senior team leader at Amdocs Corporation. Mr. Peles has a B.Sc. degree in computer science, statistics and operations research from Tel Aviv University.

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

Yiftach Atir has served as a director since November 1997. Since January 2003, Mr. Atir has been a private businessman, in the field of investments and investment banking. From August 2000 until January 2003, Mr. Atir served as the managing director o f Koor Corporation Venture Capital. Until July 2000, Mr. Atir served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994. Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces. Mr. Atir also serves as a director in Aran Research and Development (1982) Ltd. Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University.

Avigdor Willenz has served as a director since October 1999. From November 1992 until January 2001, Mr. Willenz served as Chief Executive Officer and Chairman of the Board of Directors of Galileo Technology Ltd. During the years 2001-2002, Mr. Willenz served as a director in Marvell® Technology Group Ltd. Mr. Willenz currently serves as a director in both UC Laser Ltd. and Wintegra Inc. Mr. Willenz holds a B.S.E.E. from the Technion, Israel Institute of Technology.

Back to Contents

Christopher McCleary has served as a director since February 2000. Mr. McCleary is currently founder, Chairman and CEO of Evergreen Assurance, Incorporated. Mr. McCleary was previously non-executive Chairman of USinternetworking Inc. and served as the Chairman and Chief Executive Officer of USi from January 1998 until June 2000. Prior to founding USi, he was the Chairman and Chief Executive Officer of DIGEX, Inc. from January 1996 to December 1997. From October 1990 to January 1996, Mr. McCleary served as Vice President and General Manager for Satellite Telephone Service at American Mobile Satellite Corporation, a satellite communications company. Mr. McCleary has a B.S. from the University of Kentucky.

Liora Katzenstein has served as a director since January 2001. In 1996 Prof. Katzenstein founded and has since served as President of ISEMI – Israel School of Entrepreneurial Management and Innovation (Member of Swinburne University of Technology’s (Australia) Centre of Enterprise Innovation Worldwide Network). Prof. Katzenstein also Lectured in Business Administration at the Harvard Business School, Tel Aviv University, Nanyang Technological University (Singapore), the Technion, Israel Institute of Technology and in the Israeli Management Center. From 1995 to 1996 Mrs. Katzenstien was an associate Dean at TISOM – Tel Aviv International School of Business, and from 1992 to 1995 she was a Senior Lecturer at the Tel Aviv University Recanati Graduate School of Business Administration. Mrs. Katzenstein also serves as a director in Radvision Ltd., RiT Technologies Ltd. and Amanet Ltd. Prof. Katzenstein has a ‘License’ and a Ph.D. in International Economics from the Graduate Institute of International Studies, University of Geneva, and an MALD in Law and Diplomacy from the Fletcher School of Law and Diplomacy, Tufts University.

B. Compensation

Under our articles of association, no director may be paid any remuneration by the company for his services as director except as may be approved pursuant to the provisions of the Companies Law, which require the approval of the audit committee, the board of directors and then the approval of the shareholders of the company, in that order. An external director is entitled to consideration and rei mbursement of expenses only as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service as an external director.

The following table sets forth all compensation we paid with respect to all of our directors and officers as a group for the year ended December 31, 2003. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All directors and officers as a group, consisting of 12 persons	$1,013,646	$136,387

As of March 10, 2004, our directors and officers as a group, consisting of 12 persons, held options to purchase an aggregate of 1,911,800 ordinary shares. Other than reimbursement for expenses and grant of options to purchase shares of the Company, we do not compensate our directors for serving on our board of directors.

Each of our independent directors, including our external directors, is granted options to purchase ordinary shares for each year of service. This grant was approved by our shareholders.

Back to Contents

During 2003, we granted in the aggregate to our directors and officers options to purchase 450,000 ordinary shares at a weighted average exercise price of $14.6. The options expire sixty-two months after grant.

In November 2, 2003, following a recommendation of our Audit Committee, our board of directors approved the grant of 60,000 options to purchase 60,000 ordinary shares at the market price on the date of the board meeting, to the Chairman of the Board, Mr. Yehuda Zisapel. This grant is subject to the approval of our shareholders meeting.

C. Board Practices

The board of directors appoints committees to help carry out its duties. Each committee reviews the results of its meetings with the full board of directors. The board of directors established its Audit and Share Incentive Committees in 1999. Only non-employee directors serve on our Audit Committee.

Nasdaq National Market

Our ordinary shares are listed for quotation on the Nasdaq National Market and we are subject to the rules of the Nasdaq National Market applicable to listed companies. Under the Nasdaq rules, companies quoted on Nasdaq are required to have at least three independent directors, maintain an audit committee, all of whose members are independent, and adopt an audit committee charter. For additional information on our Audit Committee see the caption titled “Audit Committee” and “Our Committees” below.

Israeli Companies Law

We are subject to the provisions of the Israeli Companies Law, 5759-1999, and the regulations adopted thereunder.

Audit Committee

Nasdaq Requirements

As described above, under the current Nasdaq rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Chris McCleary, Yiftach Atir and Avigdor Willenz qualify as independent directors under the current Nasdaq National Market requirements, and are all members of the Audit Committee. In addition, we have adopted a charter as required by the Nasdaq rules.

The Audit Committee of the board of directors assists the board in fulfilling its responsibility for oversight of the quality and integrity of the our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The Audit Committee also has the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors (or to nominate the independent auditors for stockholder approval) and to pre-approve audit engagement fees and all permitted non-audit services and fees.

The Audit Committee met five times during fiscal 2003. Mr. Yiftach Atir and Prof. Liora Katzenstein attended all of the Audit Committee meetings, Mr. Christopher McCleary attended four of the Audit Committee meetings and Mr. Avigdor Willenz attended three of the Audit Committee meetings. For additional information on our Audit Committee see the caption titled “Our Committees” below.

Back to Contents

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

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer, a vice president and any officer of the company that reports directly to the chief executive officer.

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

Election of External Directors

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	including at least one third of the shares of non-controlling shareholders voted at the meeting in favor of the election; or

•	the total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

Currently, Messrs. Yiftach Atir and Avigdor Vilenz qualify as external directors under the Companies Law and were elected by the general shareholders meeting held on June 22, 2000, to serve as our external directors, and were re-elected to an additional three-year term in June of 2003.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The duty of the internal auditor is to examine, inter alia, whether the company’s conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. We have appointed Mr. Gideon Duvshani, CPA, as our internal auditor.

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

Disclosure of Personal Interest of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

•	the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of these people; or

•	any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

     Under the Companies law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact on the company’s profitability, assets or liabilities.

Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest. A transaction that is adverse to the company’s interest may not be approved.

Back to Contents

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

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting power in the company, if no other shareholder owns more than 50% of the voting power in the company, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder or with a third party has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

•	at least one-third of the shares of shareholders who have no personal interest in the transaction, and who are present and voting (in person, by proxy or by written ballot) vote in favor thereof; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting power in the company.

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

Back to Contents

Staggered Board

Our articles of association provide for a board of directors of not less than five and not more than nine directors. Currently, our board consists of six directors, including the external directors. In accordance with the terms of our articles of association, our board of directors (other than our external directors) is divided into three classes with each class serving until the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2006	Yehuda Zisapel
Class II	2004	Roy Zisapel and Prof. Liora Katzenstein
Class III	2005	Christopher McCleary

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

The above classification does not apply to Messrs. Avigdor Vilenz and Yiftach Atir, who were appointed as external directors whose term of appointment ends in 2006.

Our Committees

Our board of directors has formed an audit committee and a share incentive committee. The audit committee, which consists of Messrs. Yiftach Atir and Avigdor Willenz, our External Directors, as well as Mr. Christopher McCleary and Prof. Liora Katzenstein, examines flaws in the business management of the company, suggests appropriate course of action and approves specified related party transactions. Our share incentive committee, which consists of Messrs. Yehuda Zisapel and Roy Zisapel and Prof. Liora Katzenstein, administers our share option plan.

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

Founders’ Agreement

On April 1, 1997, we entered into an agreement with our founders, Messrs. Zohar, Yehuda and Roy Zisapel, pursuant to which Roy Zisapel agreed to serve as our chief executive officer for a period of no less than five years. In consideration for his services:

•	we agreed to pay Roy Zisapel an annual salary of approximately $44,000, plus benefits, including contributions to a managers’ insurance policy*; and

•	we granted Roy Zisapel options under our share option plan equal to 9.9% of the total amount of our issued and outstanding share capital as of April 1997.**

Back to Contents

In addition, the agreement provides that Roy Zisapel may not compete with us or disclose to third parties information pertaining to our business for a period ranging from twelve to thirty months from the date of termination of his employment, depending on the length of his term of employment with us.

* Mr. Roy Zisapel’s salary was increased and approved by our shareholders at the general meeting held on June 22, 2000, and again at the general meeting held on June 28, 2001, and currently his annual salary is approximately $120,000, plus benefits.

** For additional option grants to Mr. Zisapel see Item 6E.

D. Employees

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

As of December 31, 2003, we had 289 employees worldwide, of whom 126 were based in Israel, 95 were based in the United States and 68 were based in our other subsidiaries and offices. Of these 289 employees, 80 were employed in research and development, 158 were employed in sales, technical support and marketing, and 51 were employed in management, operations and administration.

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

Furthermore, we and our Israeli employees are subject to provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Ass ociation, by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Our employees are not represented by a labor union. To date, we have not experienced any work stoppages.

The employees of our subsidiaries are subject to local labor laws, regulations and/or collective bargaining agreements that vary from country to country.

Back to Contents

E. Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of March 10, 2004. The percentage of outstanding ordinary shares is based on 17,838,475 ordinary shares outstanding as of March 10, 2004.

Name	Number of ordinary shares		Percentage of outstanding ordinary shares	Number of options

Yehuda Zisapel	2,732,477		15.32%	—	(1)
Roy Zisapel	636,963	(2)	3.57%	600,000	(3)
All directors and executive officers as a group (12 persons) (4)(5)	3,851,044		21.58%	1,146,250

(1)	In November 2, 2003, following a recommendation of our Audit Committee, our Board approved the grant of 60,000 options to purchase 60,000 ordinary shares at the market price on the date of the board meeting, to Mr. Yehuda Zisapel, as chairman of the board. This grant is subject to the approval of our shareholders meeting.

(2)	Consists of 210,163 shares and 426,800 options which are fully vested or will be vested in the 60 days following the date of this Annual Report.

(3)	200,000 options shall vest in two increments on each of June 28, 2004 and 2005. 200,000 options shall vest on June 16, 2005 and additional 200,000 options shall vest in two increments on each of June 16, 2006 and 2007. The options (including the fully vested options) have a weighted average exercise price of $12.67 and terminate sixty-two months after the grant date if not sooner exercised.

(4)	Consists of 3,085,494 shares and 765,550 options which are fully vested or which will be fully vested within the next 60 days.

(5)	Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options held by each such party, and which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

     Key Employee Share Incentive Plan

In June 1997, we adopted our Key Employee Share Incentive Plan (1997). Options granted pursuant to our share option plan are for a term of sixty-two months from the date of the grant of the option. As of December 31, 2003, 5,690,565 ordinary shares have been reserved for option grants under the plan, of which we have granted options to purchase 5,688,189 ordinary shares, at a weighted average exercise price of $8.5 per ordinary share. We intend to grant further options under our share option plan to our executive officers and employees. The annual shareholders meeting held on June 16, 2003 approved an increase in the number of ordinary shares reserved for option grants under the plan, in an amount equal to 3% of the our issued and outstanding stock for the year 2004.

Our share option plan is administered by the share incentive committee of our board of directors. Under Section 112 of the Companies Law, the share incentive committee may only advise our board of directors with regard to the grant of options, and the actual grant is carried out by our board of directors. Pursuant to the plan, the committee has the authority to determine (subject to applicable law), or advise the board of directors, in its discretion:

Back to Contents

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

Pursuant to the Tax Reform (as defined below) and in order to comply with the provisions of Section 102 of the Income Tax Ordinance [New Version], 1961(as amended in the Tax Reform) (the “Ordinance”), on March 5, 2003, our board of directors adopted an addendum to our share option plan with respect to options granted on or after January 1, 2003 to grantees who are residents of Israel (the “Addendum”). The Addendum does not add to nor modify our share option plan in respect to grantees that are not residents of Israel.

On March 5, 2003 the board of directors further resolved to elect the “Capital Gains Route” (as defined in Section 102(b)(2) of the Ordinance) for the grant of options to Israeli grantees. Generally, subject to the fulfillment of the provisions of Section 102 of the Ordinance, under the Capital Gains Route gains realized from the sale of shares issued upon exercise of options shall be taxed at a rate of only 25% and not at the marginal income tax rate applicable to the grantee (up to 50%), provided certain requirements are met as prescribed in the Ordinance.

In general, according to the Addendum and pursuant to the election of the Capital gains Route by our board of directors, all options granted to Israeli grantees, shares issued upon exercise of such options and any bonus shares issued with respect to such shares, shall be held in trust for the benefit of the grantees and registered in the name of a trustee appointed by the Company and approved by the Israeli tax authorities. Such options and shares will, subject to the provisions of Section 102 of the Ordinance and any regulations, rules or orders promulgated thereunder, be held in trust for a period of two years from the end of the tax year in which the options are granted and shall not be released from the trust prior to the payment of the grantee’s tax liabilities. In the event the requirements of Section 102 for the allocation of options according to the Capital Gains Route are not met – any gains derived from the options will be subject to the applicable marginal income tax rate.

    Directors and Consultants Option Plan

On February 18, 2000 we adopted a Directors and Consultants Option Plan. Options granted pursuant to our share option plan are for a term of sixty-two months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Key Employee Share Incentive Plan. The shares reserved for the Key Employee Share Incentive Plan provide for the Directors and Consultants Option Plan as well and the same Incentive Committee administers the two plans. The Incentive Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares. The shares reserved for the 1997 Key Employee Share Incentive Plan, are also used for option grants under the Directors and Consultants Option Plan. Under the tax reform described above under 1997 Key Employee Share Incentive Plan, options to directors may be granted out of the standard employee share incentive plan, under the Capital Gains Route.

Back to Contents

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

Eligibility.   All employees of the company or its designated subsidiaries who have at least one year of service and work more than 20 hours per week and five months in a calendar year will be eligible to participate in the employee stock purchase plan, other than employees who are "highly compensated" within the meaning of Section 414(q) of the Code and employees who are five percent or more stockholders of the company or any parent or subsidiary of the company. Currently only employees of our US subsidiary, Radware Inc., have been designated to participate in the plan.

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

Back to Contents

  2001 Employee Stock Purchase Plan

We adopted an additional employee stock purchase plan effective as of November 29, 2001. The terms and conditions of the 2001 Employee Stock Purchase Plan are similar to the 1999 Employee Stock Purchase Plan. The number of our ordinary shares available for issuance under the employee stock purchase plan is limited to 200,000 ordinary shares. The initial offering period commenced on November 15, 2001 and ended on the last trading day on or prior to the second anniversary of the commencement date. Each subsequent offering period will have a duration of approximately two years. Each purchase period will have a duration of approximately six months.

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

Back to Contents

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 10, 2004, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares

Yehuda Zisapel(1)	2,732,477	15.32%

FMR Corp.(2)	2,132,900	11.96%

Provident Investment Counsel, Inc.(3)	922,600	5.2%

(1)	Includes 550,000 ordinary shares owned of record by Carm-AD Ltd., an Israeli company, which is controlled by Yehuda Zisapel, its major shareholder.

(2)	Includes 2,058,300 shares beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., as a result of acting as an investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940. 1,600 shares are beneficially owned by Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp., and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as a result of its serving as an investment manager of institutional accounts. The remaining 73,000 are held by Fidelity International Limited, an investment advisor to various investment companies. This information is based on FMR’s Form 13-G/A filing on March 10, 2004

(3)	Provident Invesment Counsel, Inc. is the beneficial owner of the shares as a result of its acting as an investment advisor for its advisory clients. This information is based on Provident’s Form 13-G/A filing on March 10, 2004

B. Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal stockholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel Aviv is material to our operations. The components purchase agreement which was entered into with a related party was assigned to a third party on February 2, 2003 (please refer to Item 4 — Manufacturing and Supplies, for more details). We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect than terms we could get from unaffiliated third parties. The pricing of the transactions were arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the lease and production transactions, and confirmed that they were not different than could have been obtained from unaffiliated third parties. In addition, the Company purchases different services from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication services. In the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in certain terms than might be available from unaffiliated third parties on issues. In the event that the transaction with members of the RAD-Bynet Group is terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may not be available to us.

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

The aggregate amount of the reimbursements to such affiliates and payments to RND amounted to approximately $279,000 in 2003.

    Components Purchase Agreements

In July 1999, we entered into a turnkey operating services agreement with RND, our affiliate and a member of the RAD-Bynet Group, pursuant to which RND agreed to supply us with certain components for our products, including circuit boards, the principal component used in the manufacture of our products, at agreed upon prices. The total purchases of such components from RND amounted to $349,000 during 2003. As mentioned above, on February 2, 2003, RND sold and assigned substantially all its assets, rights and liabilities, including its contract to provide us with circuit boards and other components, to USR. As a result, the services and components once provided by RND are provided by USR, and beginning February 2003 it is no longer considered a related party agreement.

    Lease of Property

We lease the office space for our headquarters and principal administrative, finance and marketing and sales operations from two private companies owned by Messrs. Zohar Zisapel and Yehuda Zisapel. The facilities are located in a five-story building in Tel Aviv, Israel, and consist of approximately 23,345 square feet. The monthly rent amounts to approximately $39,000. The lease expires in October 2005, and we have an option to extend the lease for an additional period of five years. We also lease additional 9,485 square feet in the building under the same lease agreement, of which 3,650 square feet are subleased to affiliated companies back-to-back and 5,836 square feet are subleased to an unaffiliated company. We entered into an agreement with RAD Data Communications, Inc, pursuant to which we will lease approximately 10,201 square feet in Mahwah, New Jersey, consisting of 5,940 square feet of office space and 4,261 square feet of warehouse space, in consideration for annual rent of approximately $94,000 (excluding taxes and management fees). The lease expires on July 31, 2005.

Up to February 2003, we subleased property in Jerusalem from RND. However, the RND lease and our sublease were assigned by RND to USR, and therefore we currently sublease the property from USR, a non-affiliated party, under the same terms and conditions as our previous sublease.

    Distribution Agreement

Bynet Data Communications Ltd., a member of the RAD-Bynet Group distributes our products in Israel on a non-exclusive basis. We have a written distributor agreement with Bynet according to which we provide them with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet Data Communications amounted to $1,050,000 during 2003. In addition to the sales under the Distribution Agreement, during 2003 we sold products in the ordinary course of business to other members of the RAD Group for a total of $247,567.

Back to Contents

    OEM Agreement

On June 10, 2003, we entered into an Original Equipment Manufacturer (“OEM”) agreement with RAD Data Communications Ltd. (“RAD Data”), a member of the RAD-Bynet Group, pursuant to which RAD Data shall distribute a certain low-end model of our LinkProof product designated for small and home offices. Pursuant to the Agreement, RAD Data shall purchase and resell the product under its name to its channels and customers. According to the agreement we provide RAD Data with discounts similar to the discounts provided to third-party OEMs in the ordinary course of business. The total sales to RAD Data pursuant to the OEM agreement amounted to $16,000 during 2003.

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

    Founders’ Agreement

See discussion in Item 6 — “Directors and Senior Management.”

C. Interests of Experts and Counsel

Not applicable

Back to Contents

ITEM 8.     Financial Information

A. Consolidated Statements and other Financial Information

See financial statements under Item 18.

A.7. Legal Proceedings

In December 2001, the Company, its Chairman, Yehuda Zisapel, its President, Chief Executive Officer and Director, Roy Zisapel, and its Chief Financial Officer, Meir Moshe (the “Individual Defendants”) and several underwriters in the syndicate for our September 30, 1999 initial public offering and January 24, 2000 secondary offering, were named as defendants in a class action complaint alleging violations of the federal securities laws in the United States District Court, Southern District of New York. The complaint seeks unspecified damages as a result of alleged violations of Section 11 of the Securities Act of 1933 against all the defendants and Section 15 of the Securities Act of 1933 against the Individual Defendants arising from activities purportedly engaged in by the underwriters in connection with our initial public offering and secondary offering. Plaintiffs allege that the underwriter defendants agreed to allocate stock in the Company’s initial public offering and secondary offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. An amended complaint was filed on April 19, 2002, which is now the operative complaint, adding a claim against the Company under Section 10(b) of the Securities Exchange Act of 1934 and a claim against the Individual Directors under Section 20(a) of the Securities Exchange Act of 1934. Plaintiffs allege that the Prospectuses for the Company’s initial public offering and secondary offering were false and misleading because they did not disclose these arrangements. The action is being coordinated with approximately three hundred other nearly identical actions filed against other companies before one judge in the U.S. District Court for the Southern District of New York. A motion to dismiss addressing issues common to the companies and individuals who have been sued in these actions was filed on July 15, 2002. On October 9, 2002, the court dismissed the Individual Defendants from the case without prejudice based upon Stipulations of Dismissal filed by the plaintiffs and the Individual Defendants. This dismissal disposed of the Section 15 and 20(a) control person claims without prejudice, since these claims were asserted only against the Individual Defendants. On February 19, 2003, the Court denied the motion to dismiss with respect to the Company. The Company has approved a Memorandum of Understanding ("MOU") and related agreements, which set forth the terms of a settlement between the Company, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. It is anticipated that any potential financial obligation of the Company to plaintiffs due pursuant to the terms of the MOU and related agreements will be covered by existing insurance. Therefore, the Company does not expect that the settlement will involve any payment by the Company. The MOU and related agreements are subject to a number of contingencies, including the negotiation of a settlement agreement and approval by the Court. We cannot be certain as to whether or when a settlement will occur or be finalized and are unable at this time to determine whether the outcome of the litigation will have a material impact on our results of operations or financial condition in any future period.

We are a defendant in a patent infringement case, which was brought by F5 Networks, Inc. in U.S. District Court for the Western District of Washington on March 19, 2003. F5’s patent is directed to a system and method for load balancing using HTTP Cookies. By its Complaint, F5 seeks damages and permanent injunctive relief for our alleged infringement of F5’s patent. The parties are now engaged in discovery. The Court plans to hold a claim construction hearing to determine the proper scope of F5’s patent claims on May 6, 2004. The present fact discovery cutoff in the case is July 23, 2004, with expert discovery following and ending by September 24, 2004. The Court has tentatively set a December 6, 2004 trial date. We believe that there are credible invalidity and non-infringement defenses and options to avoid the patent, all of which are being pursued vigorously. However, at this stage, it is not possible to determine the outcome of this lawsuit.

Back to Contents

From time to time, we are involved in routine trade litigation.

We are not subject to any additional material legal proceedings.

B. Significant Changes

We are not aware of any significant changes bearing upon our financial condition since the date of the audited consolidated financial statements included in this annual report.

Back to Contents

ITEM 9.    The Offer and Listing

A. Offer and Listing Details

Our ordinary shares have been listed for quotation on the Nasdaq National Market as of September 30, 1999, under the symbol “RDWR”. Prior to that date, there had been no market for our ordinary shares.

The following table sets forth the high and low closing price for our ordinary shares as reported by the Nasdaq National Market for the periods indicated:

	Price per share

	High	Low

1999	80	26.5
2000	67.44	14.94
2001	21.94	7.63
2002

First Quarter	12.95	9.82
Second Quarter	10.86	8.55
Third Quarter	9.16	6.62
Fourth Quarter	8.44	6.5
2003

First Quarter	10.3	7.97
Second Quarter	18.15	10.89
Third Quarter	22.89	15.44
Fourth Quarter	28.54	18.74
Most recent six months
2004
March 1– 10	28.57	24.65
February	28.55	23.91
January	32.42	27.87
2003
December	28.54	24.4
November	26.84	21.17
October	24.14	18.74

Back to Contents

B. Plan of Distribution

Not applicable

C. Markets

Our ordinary shares are listed for quotation on the Nasdaq National Market under the symbol “RDWR”.

D. Selling Shareholders

Not applicable

E. Dilution

Not applicable

F. Expenses of the Issue

Not applicable

ITEM 10.    Additional information

A. Share Capital

Not applicable

B. Memorandum and Articles of Association

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

Dividend and Liquidation Rights

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher. Our shareholders are authorized to declare dividends, after they have received a recommendation of our board, in an amount not to exceed the board’s recommendation, and, provided further, that there is no reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Back to Contents

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

Back to Contents

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

Mergers and Acquisitions under Israeli Law

The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies by each merging company.

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

The Companies Law also provides that an acquisition of shares of a public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no 25% or more shareholder in the company. If there is no 50% or more shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company. This rule does not apply if someone else is already a majority shareholder in the company. Further, the Israeli Minister of Justice has the authority to adopt regulations exempting from these tender offer requirements companies that are publicly traded outside Israel, such as our company. If following any acquisition of shares, the acquirer will hold 90% or more of the company’s shares, the acquisition must be made by means of a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

Back to Contents

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

Exculpation, Insurance and Indemnification

    Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care, provided that the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the maximum extent permitted by law.

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

Back to Contents

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

C. Material Contracts

For a summary of our material contracts, see “Item 7 — Related Party Transactions.”

Back to Contents

D. Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Taxation

Israeli Tax Considerations

The following is a summary of the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli and United States tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the Israel tax authorities or courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the Tax Reform, came into effect.

The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

•	Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•	Imposition of capital gains tax on capital gains realized by Israeli individuals as of January 1, 2003, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock exchanges (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax on Sales of Our Ordinary Shares” below;

Back to Contents

•	Effectuation of a new regime for the taxation of shares and options issued to employees and officers (including directors).

•	Introduction of a tax rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived from outside of Israel.

General Corporate Tax Structure

Generally, Israeli companies are subject to “Company Tax” at the rate of 36% of taxable income (and are subject to Capital Gains Tax at a rate of 25% for capital gains, other than gains deriving from the sale of listed securities, derived after January 1, 2003). However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended (the “Investments Law”), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investments Law will expire on June 30, 2004, unless its terms will be extended. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. Under an amendment to the Investments Law that was made within the framework of the tax reform, it was clarified that tax benefits under the Investments Law shall also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program.

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

Back to Contents

Instead of the foregoing tax benefits, a company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from company tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company in which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period. As specifiedabove, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax exempt income. Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend.

The Investment Center has granted us an approval to establish an approved enterprise program under the Investments Law, at our facilities in Tel Aviv and Jerusalem.

The current benefits for an approved enterprise program in Jerusalem provide that income derived from the approved enterprise program allocated to the approved enterprise in Jerusalem is tax exempt for six years commencing with the year in which the approved enterprise first generates taxable income and will be taxed at a reduced company tax rate of up to 25% (rather than 36%), for one additional year. The six-year tax exemption period may be extended to ten years, without an additional year of reduced tax rate, if the approved enterprise applies to the Investment Center for recognition as a “High Technology” facility and this status is recognized.

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

Back to Contents

As mentioned above, the Investment Center’s approval is for establishing an approved enterprise program in both Tel Aviv and Jerusalem. The approval provides for the allocation of tax benefits between our facilities in Tel Aviv and Jerusalem such that the income derived from the approved enterprise program shall be allocated pro-rata between the aforementioned facilities based on the expenses borne by each facility. However, since all our manufacturing and part of our research and development facilities are located in Jerusalem, the Investment Center determined the method of allocation of tax benefits between our facilities in Jerusalem and Tel Aviv as follows: The method of allocation of the tax benefits between our facilities in Tel Aviv and Jerusalem will be based on the number of research and development employees in each of the facilities, provided, however that the average salary for such employees in our Jerusalem facility will not be less than 85% of the average salary of such employees in our Tel Aviv facility. In the years that such condition is not fulfilled, the method of allocation will be as follows: (i) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the number of employees engaged in research and development or manufacturing activities in each facility; and (ii) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the salaries paid to the employees engaged in research and development or manufacturing activities in each facility. The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level – see Item 3 (Risks relating to Location in Israel).

We applied for an additional approved enterprise program for our facilities in Jerusalem and Tel Aviv for our investments during the years 2004-2005. There is no assurance that we will obtain the Investment Center’s approval for establishing an additional approved enterprise program, and in the event it is obtained, we cannot predict what will be the method of allocation of tax benefits between our facilities in Jerusalem and Tel Aviv.

Tax Benefits for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for expenditures, including capital expenditures, in the year incurred relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. However, the amount of such deductible expenses shall be reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

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

Back to Contents

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

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Pursuant to the Tax Reform, generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as RADWARE), or (iii) companies dually traded on both the TASE and Nasdaq or a recognized stock exchange or a regulated market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares, and does not apply to: (i) the sale of shares to a relative (as defined in the Tax Reform); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law; or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

In December 2003 regulations promulgated pursuant to the Tax Reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or from shares of Israeli companies publicly traded on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing was not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustments Law; (iii) shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (v) shareholders claiming a deduction for financing expenses in connection with such shares. The regulations further provided that with respect to shares of Israeli companies traded on a stock exchange outside of Israel, the market price determined at the close of the trading day preceding the day of the sale and repurchase of such shares, shall constitute the new tax basis for any future sale of such shares.

Back to Contents

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where RADWARE shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”) the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In this case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax at the rate of up to 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. corporation holding 10% or more of our ordinary shares in the 12-month period preceding the distribution of such dividends, are taxed at a rate of 12.5%.

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

United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes the material United States federal income tax consequences to a U.S. Holder of our ordinary shares. A “U.S. Holder” means a holder of our ordinary shares who is:

•	a citizen or resident of the United States;

Back to Contents

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust, (i) if, in general a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion considers only U.S. Holders that will own their ordinary shares as capital assets and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder in light of such Holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum t ax or United States federal income tax consequences to shareholders that are subject to special treatment, including Holders that :

•	are broker-dealers or insurance companies;

•	have elected mark-to-market accounting;

•	are tax-exempt organizations or retirement plans;

•	are financial institutions or “financial services entities”;

•	hold ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	are, or hold their shares through, partnerships or other pass-through entities;

•	own directly, indirectly or by attribution at least 10% of our voting power; or

•	have a functional currency that is not the U.S. dollar.

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

Back to Contents

Taxation of Ordinary Shares

Taxation of Dividends Paid On Ordinary Shares.    Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as dividend income the amount of any distribution paid on ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company,” a “foreign personal holding company” or a “foreign investment company” (as such terms are defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Back to Contents

Taxation of the Disposition of Ordinary Shares.    Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status.    We will be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either 75 percent or more of our gross income in a taxable year is passive income or the average percentage (by value) of our passive assets during the taxable year is at least 50 percent. As discussed bel ow, we reasonably believe that we were not a PFIC for 2003.

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

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election a fter the first year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we were a PFIC. As another alternative to the tax treatment described above, a U.S. Holder could elect to mark our shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder.

As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. We reasonably believe that we were not a PFIC for our tax year ended December 31, 2003.

Back to Contents

It is possible that the Internal Revenue Service will attempt to treat us as a passive foreign investment company for 2003 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2004 or in subsequent years.

U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or the mark-to-market election.

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

U.S. Holders are urged to consult their tax advisors about the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election (or a “protective” QEF election) or the mark-to market election.

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

Information Reporting and Back-up Withholding

U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares. Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding currently at a rate of up to 28% with respect to dividends paid on our ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

Back to Contents

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

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

I. Subsidiary Information

Not applicable.

Back to Contents

ITEM 11.    Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate most of our revenues in U.S. dollars and incur a portion of our expenses in NIS and in Euro. In 2004 we began selling to some European countries in Euro.

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. On December 31, 2003, we did not own any market risk sensitive instruments, except for the following: Approximately 7% of our investment portfolio is invested in a structured note with guaranteed principal and changing interest. An increase in short-term interest rates will negatively affect the income received from this note. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Approximately 25% of our investment portfolio is invested in high-rated marketable securities, mainly U.S. government agency bonds, corporate bonds and asset-backed bonds. Since these investments carry fixed interest rates, interest income over the holding period is not sensitive to changes in interest rates.

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

The net proceeds of the two offerings are kept in deposit until June 2005 at an interest rate of 4.8% in a structured note, in short-term bank deposits and in marketable securities.

ITEM 15. Controls and Procedures

(a) Disclosure Controls and Procedures.

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to the Company and its subsidiaries required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2003. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

(b) Internal Control Over Financial Reporting.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved.

Back to Contents

ITEM 16A.    Audit Committee Financial Expert

Our board of directors has determined that Chris McCleary and Yiftach Atir, members of our Audit Committee, are financial experts as defined in the applicable regulations

ITEM 16B.    Code of Ethics

On February 2, 2004 our board adopted our Code of Ethics, a code that applies to all directors, officers and employees of the Company, including our Chief Executive Officer and President, Chief Financial Officer, Director of Finance and Corporate Controller. Our Code of Ethics is filed as an exhibit to this annual report.

ITEM 16C.    Principal Accountant Fees and Services

In the annual meeting held on June 16, 2003 our shareholders re-appointed Ernst & Young to serve as our independent auditors for the 2003 fiscal year.

Ernst & Young billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,

	2003	2003
	($ in thousands)

Audit Fees	50	22
Audit-Related Fees	20	10
Tax Fees	47	52

Total	117	84

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements, reviews of interim financial statements, statutory audits and services that are normally provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning such as assistance with tax audits and tax advice.

Audit Committee’s pre-approval policies and procedures

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. See also the description under the heading “Board Practices” in “Item 6. Directors, Senior Management and Employees.” In 2003, our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Consulting Services that may be performed by our auditors. In addition, the Audit Committee limited the aggregate amount in fees our auditors may receive during the 2004 fiscal year for non-audit services in certain categories, unless pre approved.

Back to Contents

Our Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approves the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the Audit Committee’s chairman on a case-by-case basis. Our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

ITEM 16D.    Exemptions From The Listing Standards For Audit Committees

Not applicable.

ITEM 16E.    Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

Back to Contents

PART III

ITEM 17.    Financial Statements

We have responded to Item 18 in lieu of this item.

ITEM 18.    Financial Statements

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.    Exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit

1.1	Memorandum of Association*
1.2	Articles of Association**

4.1	Lease Agreement for the Company’s Headquarters**
4.2	Lease Agreement for the Company’s Mahwah office***
4.3	Distributor Agreement with Bynet Data Communications Ltd.***
10	Consent of Independent Auditors
11	Code of Ethics
12.1	Certification of the Chief Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act
12.2	Certification of the Chief Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.

*	Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-10752).

**	Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2000.

***	Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001.

Back to Contents

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

	By:	/s/ Yehuda Zisapel

Chairman of the Board of Directors
Date: March 16, 2004

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

Back to Contents

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. (“the Company”) and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company and its subsidiaries as of December 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations as a foreign-associated firm of the Securities and Exchange Commission Practice Section of the American Institute Public Accountants, and whose report dated January 31, 2002 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 2, 2004	A Member of Ernst & Young Global

Back to Contents

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

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2002	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,097	$31,771
Short-term marketable securities and accrued interest	36,177	31,111
Trade receivables (net of allowance for doubtful accounts of $ 675 and $ 669 in 2002 and 2003, respectively) *)	8,695	9,690
Other receivables and prepaid expenses	1,152	1,089
Inventories	2,988	2,998

Total current assets	65,109	76,659

LONG-TERM BANK DEPOSITS	59,079	72,017

LONG-TERM MARKETABLE SECURITIES	13,948	4,122

SEVERANCE PAY FUNDS	1,107	1,435

PROPERTY AND EQUIPMENT, NET	3,644	3,479

OTHER ASSETS	111	402

	$142,998	$158,114

*)	See Note 12a for related parties balances.

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,

	2002	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables *)	$2,612	$4,285
Deferred revenues	5,290	7,058
Other payables and accrued expenses *)	6,517	4,839

Total current liabilities	14,419	16,182

ACCRUED SEVERANCE PAY	1,191	1,625

MINORITY INTEREST	31	61

COMMITMETNS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital
Ordinary shares of NIS 0.1 par value: Authorized – 30,000,000 shares as of December 31, 2002 and 2003; Issued — 17,046,814 and 17,704,183 shares as of December 31, 2002 and 2003, respectively; Outstanding — 17,014,114 and 17,704,183 shares as of December 31, 2002 and 2003, respectively	424	439
Additional paid-in capital	132,005	138,552
Deferred stock compensation	(98)	—
Treasury stock, at cost	(254)	—
Accumulated other comprehensive income (loss)	89	(38)
Retained earnings (accumulated deficit)	(4,809)	1,293

Total shareholders’ equity	127,357	140,246

	$142,998	$158,114

*)	See Note 12a for related parties balances.

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,

	2001	2002	2003

Revenues *)	$43,327	$43,663	$54,780
Cost of revenues *)	7,709	7,946	9,854

Gross profit	35,618	35,717	44,926

Operating expenses: *)

Research and development	8,293	7,809	8,398
Sales and marketing	29,986	30,019	29,753
General and administrative	4,543	4,219	4,120

Total operating expenses	42,822	42,047	42,271

Operating income (loss)	(7,204)	(6,330)	2,655
Financial income, net	6,312	4,240	3,740

Income (loss) before taxes on income	(892)	(2,090)	6,395
Taxes on income	389	—	—

Income (loss) after taxes on income	(1,281)	(2,090)	6,395
Loss in respect of an investment in an affiliate	(6,333)	—	—
Minority interest in losses (earnings) of a subsidiary	37	(23)	(40)

Net income (loss)	$(7,577)	$(2,113)	$6,355

Basic net earnings (loss) per share	$(0.46)	$(0.13)	$0.37

Diluted net earnings (loss) per share	$(0.46)	$(0.13)	$0.34

*)	See Note 12b for related parties transactions.

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Ordinary Shares outstanding	Share capital	Additional paid-in capital	Deferred stock compensation	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total comprehensive income (loss)	Total

Balance as of January 1, 2001	16,321,475	$401	$131,541	$(892)	$—	$—	$4,881		$135,931
Issuance expenses upon shares issued in a secondary offer	—	—	(56)	—	—	—	—		(56)
Issuance of shares upon exercise of stock options and upon purchase of shares under ESPP	199,361	12	86	—	—	—	—		98
Deferred stock compensation	—	—	44	(44)	—	—	—		—
Amortization of deferred stock compensation	—	—	—	542	—	—	—		542
Comprehensive loss:
Net loss	—	—	—	—	—	—	(7,577)	$(7,577)	(7,577)

Total comprehensive loss								$(7,577)

Balance as of December 31, 2001	16,520,836	413	131,615	(394)	—	—	(2,696)		128,938
Repurchase of shares, net	(32,700)	—	—	—	(254)	—	—		(254)
Issuance of shares upon exercise of stock options and upon purchase of shares under ESPP	525,978	11	401	—	—	—	—		412
Amortization of deferred stock compensation	—	—	(11)	296	—	—	—		285
Comprehensive loss:
Unrealized gains from available for sale securities, net	—	—	—	—	—	89	—	$89	89
Net loss	—	—	—	—	—	—	(2,113)	(2,113)	(2,113)

Total comprehensive loss								$(2,024)

Balance as of December 31, 2002	17,014,114	424	132,005	(98)	(254)	89	(4,809)		127,357
Retirement of 32,700 Ordinary shares of treasury stock	—	(1)	—	—	254	—	(253)		—
Issuance of shares upon exercise of stock options and upon purchase of shares under ESPP	690,069	16	6,547	—	—	—	—		6,563
Amortization of deferred stock compensation	—	—	—	98	—	—	—		98
Comprehensive income:
Unrealized losses from available for sale securities, net	—	—	—	—	—	(127)	—	$(127)	(127)
Net income	—	—	—	—	—	—	6,355	6,355	6,355

Total comprehensive income								$6,228

Balance as of December 31, 2003	17,704,183	$439	$138,552	$—	$—	$(38)	$1,293		$140,246

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,

	2001	2002	2003

Cash flows from operating activities:
Net income (loss)	$(7,577)	$(2,113)	$6,355
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,211	1,721	1,509
Amortization of deferred stock compensation	542	285	98
Minority interest in earnings (losses) of a subsidiary	(37)	23	40
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable debt securities, net	—	(197)	214
Accrued interest on bank deposits	—	(1,727)	(184)
Accrued severance pay, net	52	36	106
Loss in respect of an investment in an affiliate	6,333	—	—
Decrease (increase) in trade receivables, net	1,386	(827)	(995)
Decrease in other receivables and prepaid expenses	439	22	63
Decrease (increase) in inventories	(1,190)	1,793	(10)
Increase (decrease) in trade payables	(4,136)	71	1,673
Increase in deferred revenues	1,799	1,081	1,768
Increase (decrease) in other payables and accrued expenses	1,231	926	(1,678)
Other	6	4	1

Net cash provided by operating activities	59	1,098	8,960

Cash flows from investing activities:
Purchase of property and equipment *)	(1,891)	(1,335)	(1,311)
Proceeds from sale of property and equipment	1	10	—
Proceeds from short-term bank deposits	983	59,862	—
Security deposits	6	(72)	15
Purchase of available for sale marketable debt securities	—	(1,818)	(5,586)
Proceeds from redemption of available for sale marketable debt securities	—	17,457	20,137
Investment in long-term bank deposits	—	(57,352)	(12,754)
Investment in an affiliate	(3,361)	(2,251)	—
Acquiring of additional 8% holding in a subsidiary	—	—	(350)

Net cash provided by (used in) investing activities	(4,262)	14,501	151

Cash flows from financing activities:
Proceeds from exercise of stock options and upon purchase of shares under ESPP	98	412	6,563
Issuance expenses upon shares issued in a secondary offer	(56)	—	—
Repurchase of shares, net	—	(254)	—

Net cash provided by financing activities	42	158	6,563

Increase (decrease) in cash and cash equivalents	(4,161)	15,757	15,674
Cash and cash equivalents at the beginning of the year	4,501	340	16,097

Cash and cash equivalents at the end of the year	$340	$16,097	$31,771

*)	See Note 12b for related parties transactions.

The accompanying notes are an integral part of the consolidated financial statements.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: — GENERAL

a.	Radware Ltd. (“the Company”), an Israeli corporation, commenced operations in April 1997. The Company is engaged in the development, manufacture and sale of intelligent application switching solutions, enabling security improved performance and continuous availability of all mission critical networked applications. The Company’s products are marketed worldwide.

b.	The Company established wholly owned subsidiaries in the United States, France, Germany, Sweden, the United Kingdom, the Netherlands, Japan, Italy and Singapore. In addition, the Company established branches and representative offices in China, Korea and Taiwan. In Australia, the Company holds approximately 83% of its Australian subsidiary as of December 31, 2003, out of which 8% of the holding percentage of this subsidiary, was purchased during 2003 from the other shareholder for a total consideration of $350. The Company has an option to purchase the remaining 17% from the other shareholder (See also Note 13).

All of the Company’s subsidiaries are engaged primarily in sales and marketing, and support activities.

c.	The Company depends on a single supplier for supplying certain components for the production of its products. If such supplier fails to deliver or delays the delivery of the necessary components, the Company may be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

d.	The Company relies upon independent distributors to market and sell its products to customers. A loss of a major distributor, or any event negatively affecting such distributor’s financial condition, could cause a material adverse effect on the Company’s results of operations and financial position. (See also Note 10b)

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to accounting principles generally accepted in the United States (“U.S. GAAP”).

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries is generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s and its subsidiaries’ costs is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.	Marketable securities:

Management determines the classification of investments in obligations with fixed maturities and marketable debt securities at the time of purchase and reevaluates such designations as of each balance sheet date. At December 31, 2002 and 2003, all marketable securities covered by Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”), were designated as available-for-sale. Accordingly, these securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Amortization of premiums and accretion of discounts are included in financial income, net. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and market prices lower than cost.

Cost is determined as follows:

Raw materials and components — using the “first-in, first-out” method.

Work-in-progress — represents the cost of subcontractors.

Finished products — are recorded on the basis of direct subcontractors costs with the addition of allocable costs.

g.	Long-term bank deposits:

Long-term bank deposits consist of a bank deposit and a callable structured note with maturity of 10 years. The structured note bears interest of 8% in its first year, and starting from its second year it bears interest that will vary inversely with changes of three-months LIBOR-rate.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A bank deposit with a maturity of more than one year is presented at its cost. As of December 31, 2003, the bank deposit amounted to $ 62,065. The deposit is in U.S. dollars and bears interest at the rate of 4.8%.

As of December 31, 2003, the structured note amounted to $ 9,952. Interest income resulting from investment in a structured note is accounted based on the guidelines provided in EITF No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Under EITF No. 96-12, the retrospective interest method is used for recognizing interest income.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computer and peripheral equipment	20-33
Office furniture and equipment	7-15
Motor vehicles	15
Leasehold improvements	Over the term of the lease or the life of the asset, by the shorter of

i.	Impairment of long-lived assets:

The Company’s and its subsidiaries’ long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

j.	Revenue recognition:

The Company and its subsidiaries sell their products and post-contract costumer support primarily through distributors and resellers, all of which are considered as end-customers.

In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”) which revises or rescinds certain sections of SAB No. 101 “Revenue Recognition”. The changes noted in SAB No.104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from product sales are recognized in accordance with SAB No. 104, when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable. Post-contract costumer support, which represents mainly software subscription and unit replacement, is recognized ratably over the contract period, which is typically one year.

Maintenance and support revenue included in multiple elements arrangements or when sold separately is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

The Company and its subsidiaries provide a provision for product returns based on their experience in accordance with Statement of Financial Accounting Standard No. 48 “Revenue Recognition When Right of Return Exists” (“SFAS No. 48”). The provision was deducted from revenues.

Deferred revenue includes unearned amounts received under post-contract customer support.

In November 2002, Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Additionally, companies will be permitted to apply the consensus guidance in this issue to all existing arrangements as the cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, “Accounting Changes”. The adoption of EITF Issue No. 00-21 did not have a material impact on the Company’s financial position, cash flows or results of operations.

k.	Warranty costs:

The Company generally offers a one year warranty for all of its products. Provision for warranty costs is provided at the time revenues are recognized, for estimated material costs during the warranty period based on the Company’s experience. A tabular reconciliation of the changes in the Company’s aggregate product warranty liability was not provided due to immateriality.

l.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans and its non-compensatory Employee Share Purchase Plans (“ESPP”). Under APB No. 25, when the exercise price of an employee stock option is equivalent to, or above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, “Accounting for Stock-Based Compensation — transition and disclosure” (“SFAS No. 148”), which amended certain provisions of SFAS 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the grant date using a Black and Scholes option pricing model with the following weighted-average assumptions for each of the three years ended December 31, 2001, 2002 and 2003: risk-free interest rates of 2.5% for each year, dividend yields of 0% for each year; a volatility factor of the expected market price of the Company’s Ordinary shares of 97%, 37.5% and 149%, respectively; and a weighted-average expected life of the option of 2.5 years for each year.
The Black-Scholes pricing-model was used to estimate the fair value of the ESPP compensation. Assumptions were not provided due to immateriality.

For purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense over the option’s vesting period.

Pro forma information under SFAS No. 123:

	Year ended December 31,

	2001	2002	2003

Net income (loss) as reported	$(7,577)	$(2,113)	$6,355

Add — stock-based compensation expenses included in reported net income-intrinsic value	$542	$285	$98
Deduct — stock-based compensation expense determined under fair value method	(10,577)	(7,274)	(7,626)

Pro forma net loss	$(17,612)	$(9,102)	$(1,173)

Pro forma basic and diluted net loss per share	$(1.07)	$(0.55)	$(0.07)

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Research and development costs:

Research and development costs are charged to the Statement of Operations, as incurred.

n.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, “Earnings per Share” (“SFAS No. 128”).

o.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

p.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and long-term bank deposits.

The majority of the Company’s and its subsidiaries’ cash and cash equivalents and long-term bank deposits are invested in major banks in the United States and in the United Kingdom in U.S. dollars. Management believes that the financial institutions that hold the Company’s investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions.

The Company’s marketable securities include investments in debentures of corporations, U.S. governments and agencies and foreign banks and governments. Management believes that those corporations and governments are financially sound and their portfolios are well-diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from the customers letters of credit, other collateral or additional guarantees.

The Company and its subsidiaries had no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

q.	Severance pay:

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

Severance expenses for the years ended December 31, 2001, 2002, and 2003, amounted to approximately $ 258, $ 261 and $ 434, respectively.

r.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating fair value and disclosures for financial instruments:

The carrying amount reported in the balance sheet of cash and cash equivalents, trade receivables and trade payables approximates their fair values due to the short-term maturities of such instruments.

The fair values for marketable securities are based on quoted market prices and do not significantly differ from carrying amounts (see also Note 3).

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amount of the Company’s long-term bank deposits is estimated by discontinuing the future cash flows using the current interest rates for deposits of similar terms and maturities. The carrying amount of the long-term bank deposits does not significantly differ from their fair values.

s.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred.

t.	Impact of recently issued accounting standards:

In April 2003, the FASB issued SFAS No. 149 (“SFAS No. 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 (“SFAS No.133”), “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 149 amends SFAS No. 133 to reflect decisions made (1) as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS No. 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

Generally, SFAS No. 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is not expected to have a material impact on the Company’s financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34” (“FIN No. 45”). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor’s year-end. The adoption of FIN No. 45 did not have a material impact on the results of operations or financial position of the Company.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: — SIGNIFICANT ACCOUNTING POLICIES (Cont.)

“In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN No. 46”). The objective of FIN No. 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN No. 46 to have a material impact on its consolidated financial statements.

u.	Reclassification:

In 2002, certain amounts from prior years have been reclassified to conform with that year presentation. The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

NOTE 3: — MARKETABLE SECURITIES AND ACCRUED INTEREST

During 2002 and 2003, the Company invested in marketable debt securities, which are classified as available for sale investments. The following is a summary of available-for-sale debt securities:

	December 31,

	2002				2003

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Available-for-sale:

U.S. Government debentures	$12,834	$25	$(18)	$12,841	$7,563	$—	$(10)	$7,553
Foreign banks and governments debentures	9,091	—	(95)	8,996	8,828	—	(14)	8,814
Commercial debentures	4,582	2	—	4,584	2,878	—	(3)	2,875
Corporate debentures	23,529	178	(3)	23,704	16,002	—	(11)	15,991

Total marketable securities	$50,036	$205	$(116)	$50,125	$35,271	$—	$(38)	$35,233

The unrealized holding gains (losses) on available-for-sale debt securities included in other comprehensive income (loss), as a separate component of shareholders’ equity, totaled $ 89 and $ (38) in 2002 and 2003, respectively. The amortized cost and estimated fair value of debt and marketable securities as of December 31, 2002 and 2003, by contractual maturity, are shown below.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: — MARKETABLE SECURITIES AND ACCRUED INTEREST (Cont.)

	December 31,

	2002		2003

	Amortized cost	Market value	Amortized cost	Market value

Available-for-sale:
Matures in one year	$35,987	$36,177	$31,147	$31,111
Matures in one to five years	11,448	11,347	4,124	4,122
Matures in more than five years	2,601	2,601	—	—

	$50,036	$50,125	$35,271	$35,233

NOTE 4: — INVENTORIES

	December 31,

	2002	2003

Raw materials and components	$358	$439
Work-in-progress	1,337	1,395
Finished products	1,293	1,164

	$2,988	$2,998

NOTE 5: —   PROPERTY AND EQUIPMENT

	December 31,

	2002	2003

Cost:
Computer and peripheral equipment	$5,597	$6,904
Office furniture and equipment	799	809
Motor vehicles	442	383
Leasehold improvements	426	478

	7,264	8,574

Accumulated depreciation:
Computer and peripheral equipment	2,969	4,302
Office furniture and equipment	258	297
Motor vehicles	236	280
Leasehold improvements	157	216

	3,620	5,095

Depreciated cost	$3,644	$3,479

Depreciation expenses for the years ended December 31, 2001, 2002 and 2003 were $1,211, $1,721 and $1,475, respectively.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: — OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,

	2002	2003

Employees and payroll accruals	$1,232	$1,438
Accrued expenses	3,637	2,184
Provision for warranty costs	539	497
Other	1,109	720

	$6,517	$4,839

NOTE 7: — COMMITMENTS AND CONTINGENT LIABILITIES

a.	Operating leases:

The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2010. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2003, are as follows:

2004	$1,241
2005	975
2006	208
2007	166
2008 and thereafter	242

$2,832

Total rent expenses for the years ended December 31, 2001, 2002 and 2003, were approximately $1,342, $1,541 and $1,552, respectively (See also Note 12b).

b.	Litigation:

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

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 7: — COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On October 9, 2002, the Court dismissed the individual defendants from the case without prejudice, based upon Stipulations of Dismissal filed by the plaintiffs and the individual defendants.

On February 19, 2003, the Court denied the notion to dismiss with respect to the Company. The Company has approved a Memorandum of Understanding (“MOU”) and related agreements, which set forth the terms of a settlement between the Company, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. It is anticipated that any potential financial obligation of the Company to plaintiffs due pursuant to the terms of the MOU and related agreements will be covered by existing insurance. Therefore, the Company does not expect that the settlement will involve any payment by the Company. The MOU and related agreements are subject to a number of contingencies, including the negotiation of a settlement agreement and approval by the Court. It is not certain whether or when a settlement will occur or be finalized. The Company’s management, based upon the opinions of the Company’s legal advisors handling the claim, believes that it is not possible to determine whether the outcome of the litigation will have a material impact on the Company’s results of operations or financial condition in any future period and, therefore, no provision has been provided.

In March 2003, F5 Networks Inc., the Company’s competitor filed a patent infringement lawsuit against the Company and two other companies. The Company’s management, based upon the opinions of the Company’s legal advisors handling the claim, believes that it is not possible to determine the outcome of this lawsuit and, therefore, no provision has been provided.

From time to time, the Company is involved in routine trade litigation. In 2002, the Company pursued a claim against customer for non-payment for products he had purchased from the Company. In response, the customer filed a lawsuit against the Company claiming 4,223,619 Euro in commercial damages and loss of clients related to the products non-performance. During 2003, the customer went bankrupt and the claim was transferred to its receiver. Discussions are currently underway with the receiver to review possibilities to settle this claim. The Company’s management, based upon the opinions of the Company’s legal advisors handling the claim believes this claim is without merit and intends to vigorously defend this lawsuit.

NOTE 8: — SHAREHOLDERS’ EQUITY

a.	Treasury stock:

In November 2002, the Company’s Board of Directors authorized the repurchase of up to 1,500,000 shares of the Company’s Ordinary shares or $ 10 million in the open market, subject to normal trading restrictions. On December 19, 2002, the Company received court approval, which is required under Israeli law under certain conditions, as specified in the law. During 2002, the Company purchased 32,700 of its own Ordinary shares for a total consideration of $ 254. During 2003, according to a resolution of the Company’s Board of Directors, all the shares held as treasury stock were retired.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 8: — SHAREHOLDERS’ EQUITY (Cont.)

b.	Stock Option Plans:

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

Pursuant to the Plans, the Company reserved for issuance 5,690,565 Ordinary shares. As of December 31, 2003, an aggregate of 2,376 Ordinary shares of the Company are still available for future grant.

The Company approved an increase in the number of Ordinary shares reserved for option grants under the plans, in the amount equal to 4% of the Company’s issued and outstanding shares in 2002 and 2003, and an amount equal to 3% of the Company’s issued and outstanding shares for future grants in 2004.

A summary of the Company’s stock option activity, and related information for the years ended December 31, is as follows:

	Year ended December 31,

	2001		2002		2003

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of year	2,328,253	$9.68	3,468,107	$9.74	3,664,062	$10.03
Granted	1,975,957	$10.53	1,029,996	$8.98	1,099,420	$14.05
Exercised	(184,627)	$0.05	(488,989)	$0.14	(593,467)	$9.95
Forfeited	(651,476)	$14.64	(345,052)	$18.00	(218,175)	$10.80

Outstanding at the end of year	3,468,107	$9.74	3,664,062	$10.03	3,951,840	$11.12

Exercisable at the end of year	734,087	$2.52	653,524	$9.41	1,137,657	$10.93

The following table summarizes information about options outstanding and exercisable as of December 31, 2003:

Range of exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (months)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of options exercisable

$0.03	138,276	9	$0.03	133,276	$0.03
$4.59–5.73	118,369	8	$5.68	118,369	$5.68
$8–11	2,637,645	43	$9.36	553,150	$9.03
$15–16	813,300	21	$15.51	248,362	$16.00
$18–20	244,250	52	$24.50	84,500	$32.00

	3,951,840		$11.12	1,137,657	$10.93

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 8: — SHAREHOLDERS’ EQUITY (Cont.)

Most of the options granted to employees in 2001, and all options granted to employees and directors in 2002 and 2003, have an exercise price equal to the fair market value of the stock at the grant date. The weighted average fair values of the options granted during 2001, 2002 and 2003 were $ 6.04, $ 2.29 and $ 10.5, respectively.

The Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares; the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $ 542, $ 285 and $ 98 was recognized for the years ended December 31, 2001, 2002 and 2003, respectively.

c.	Employee Share Purchase Plans:

The Company’s Board of Directors adopted three Employee Share Purchase Plans (“the Purchase Plans” or “ESPP”), which provide for the issuance of a maximum of 750,000, 200,000 and 300,000 Ordinary shares, respectively. Eligible employees can have up to 10% of their net income withheld, up to certain maximums, to be used to purchase the Company’s Ordinary shares. The Purchase Plans are implemented with purchases every six-month period. The price of Ordinary share purchased under the Purchase Plans will be equal to 85% of the lower of the fair market value of the Ordinary share on the commencement date of each offering period or on the semi-annual purchase date pursuant to the plans. During 2003, 96,602 shares were issued under the Purchase Plans for an aggregate consideration of $ 658. As of December 31, 2003, an aggregate of 1,101,674 Ordinary shares of the Company are available for future grants.

d.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 9: — TAXES ON INCOME

a.	Israeli income taxes:

1.	Measurement of taxable income:

Under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9: — TAXES ON INCOME (Cont.)

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company’s production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an “Approved Enterprise” status under the above law. The main benefit arising from such status is the reduction in tax rates on income derived from “Approved Enterprises”. In case that the Company is also a “foreign investors company”, as defined by that law and, it is entitled to a 10-year period of benefits and to an additional reduction in tax rates up to a tax rate of 10% to 25% (based on the percentage of foreign ownership in each taxable year).

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

As mentioned above, the approval, which the Investment Center granted the Company, is for establishing an Approved Enterprise program in Tel-Aviv and Jerusalem, Israel. The income derived from the Approved Enterprise program shall be allocated between the facilities in Tel-Aviv and Jerusalem based on a mechanism as determined by The Investment Center.

The duration of tax benefits is subject to limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the above law, regulations published hereunder and the letters of approval for the specific investments in “Approved Enterprises”. In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

The tax-exempt income attributable to the “Approved Enterprise” can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. If retained tax-exempt profits are distributed in a manner other than in the complete liquidation of the Company they would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9: — TAXES ON INCOME (Cont.)

3.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an “industrial company”, as defined by this law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment.

4.	Net operating loss carryforward:

As of December 31, 2003, the Company had Israeli carryforward tax losses totaling approximately $ 8,900, most of which can be carried forward and offset against taxable income indefinitely.

b.	U.S. income taxes:

As of December 31, 2003, the Company had U.S. federal net operating tax loss carryforward of approximately $ 5,800. The net operating loss and credit carryforward expire in various amounts between 2011 and 2023. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

c.	Other foreign taxes:

As of December 31, 2003, the Company has other foreign net operating tax loss carryforward of approximately $ 1,500.

d.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,

	2001	2002	2003

Domestic	$6,448	$675	$5,155
Foreign	(7,340)	(2,765)	1,240

Income (loss) before taxes	$(892)	$(2,090)	$6,395

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’ and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,

	2002	2003

Net deferred tax asset before valuation allowance	$2,530	$2,501
Valuation allowance	(2,530)	(2,501)

Net deferred tax asset	$—	$—

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9: — TAXES ON INCOME (Cont.)

The Company’s subsidiaries have provided valuation allowances in respect of deferred tax assets resulting from tax loss carryforwards, due to its history of operating losses and current uncertainty concerning its ability to realize these deferred tax assets in the future.

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

f.	Reconciliation of the theoretical tax expense (benefit) to the actual tax expense (benefit):

In 2001, 2002 and 2003 the main reconciling items between the statutory tax rate of the Company and its subsidiaries (36%) and the effective tax rate (0%) are tax-exempt income, carryforward tax losses and other deferred taxes for which a full valuation allowance was provided.

g.	Israeli tax reform:

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

NOTE 10: — SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end-customers.

The following presents total revenues for the years ended December 31, 2001, 2002 and 2003 and long-lived assets as of December 31, 2002 and 2003:

	Year ended December 31,

	2001	2002	2003
Revenues from sales to unaffiliated customers:
America (principally the United States)	$22,405	$21,641	$26,218
EMEA *)	12,102	11,731	14,038
Asia pacific	8,820	10,291	14,524

	$43,327	$43,663	$54,780

*)	Europe, Middle East and Africa.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 10: — SEGMENTS, CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

	December 31,

	2001	2002	2003
Long-lived assets, by geographic region:

America	$827	$1,131	$1,067
EMEA *)	3,065	2,323	2,162
Asia pacific	145	190	250

	$4,037	$3,644	$3,479

*)	Europe, Middle East and Africa.

b.	Major customer data as a percentage of total revenues:

	Year ended December 31,

	2001	2002	2003

Customer A	—	8%	11%

NOTE 11: — SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income (expenses):
	Year ended December 31,

	2001	2002	2003

Financial income:
Interest on bank deposits	$4,773	$2,274	$3,193
Foreign currency translation differences, net	76	292	352
Amortization of premiums, accretion of discounts and interest on marketable debt securities	1,648	2,016	645

	6,497	4,582	4,190

Financial expenses:
Interest and other bank charges	(185)	(342)	(450)

	$6,312	$4,240	$3,740

b.	Loss in respect of an investment in an affiliate:

Until 2002, the Company had invested $ 6,421 in convertible debentures of a development stage company. In 2001, the investment balance was written-off and a provision with respect to expected closing costs was recorded. The provision was utilized during 2002.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 11: — SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	Net earnings (loss) per share:

The following table sets forth the calculation of basic and diluted earnings (loss) per share:

	Year ended December 31,

	2001	2002	2003

Numerator:
Net income (loss) available to shareholders of Ordinary shares	$(7,577)	$(2,113)	$6,355

Numerator for diluted net earnings (loss) per share-income (loss) available to shareholders of Ordinary shares	$(7,577)	$(2,113)	$6,355

Denominator:
Denominator for basic earnings (loss) per share – weighted average number of Ordinary shares, net of treasury stock	16,422,971	16,654,784	17,184,141
Effect of dilutive securities:
Employee stock options and ESPP	*)—	*)—	1,481,999

Denominator for diluted net earnings (loss) per share – adjusted weighted average number of shares	16,422,971	16,654,784	18,666,140

*)	Antidilutive.

Back to Contents

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 12: — RELATED PARTIES BALANCES AND TRANSACTIONS

a.	The following related parties balances are included in the balance sheets:

	December 31,

	2002	2003

Trade receivables	$449	$202

Trade payables	$844	$198

Other payables and accrued expenses	$185	$—

b.	The following related party transactions are included in the statements of operations:

	Year ended December 31,

	2001	2002	2003

Revenues	$2,285	$1,331	$1,011

Cost of revenues — components (1)	$6,899	$3,374	$349

Operating expenses, net — primarily rental, sub-contractors and communications (2)	$1,721	$1,460	$1,036

Purchase of property and equipment	$331	$31	$47

(1)	Represents purchases of certain components for the Company’s products, mainly circuit boards from a related party. On February 2, 2003, the purchase agreement with a related party was assigned to a third party.

(2)	The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.

NOTE 13: — SUBSEQUENT EVENTS

In March 2004, the Company purchased additional 8% holding of its Australian subsidiary, for nominal value.