Form 20-F
period 2004-12-31
RADWARE LTD
filed 2005-04-13
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 0-30324

RADWARE Ltd.

(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
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
18,488,021 Ordinary Shares, NIS 0.1 par value per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☒ Item 18

INTRODUCTION

As used in this annual report, the terms “we,” “us,” “our,” the “Company,” and “RADWARE” mean RADWARE Ltd. and its subsidiaries, unless otherwise indicated. The references to "Companies Law" or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

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

We have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®” and “Synapps Architecture®” and we have trademark applications pending for “CID – Content Inspection Director™”, “UpLink™”, “Radware™”, “DefensePro™”, “StringMatch Engine™” and “APSoluteTM”. All other trademarks and tradenames appearing in this annual report are owned by their respective holders.

TABLE OF CONTENTS

E. Dilution	53
F. Expenses of the Issue	53
ITEM 10. Additional information	54
A. Share Capital	54
B. Memorandum and Articles of Association	54
C. Material Contracts	58
D. Exchange Controls	59
E. Taxation	59
F. Dividends and Paying Agents	68
G. Statement by Experts	68
H. Documents on Display	68
I. Subsidiary Information	68
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk	69
ITEM 12. Description of Securities other than Equity Securities	69
PART II	70
ITEM 13. Defaults, Dividend Averages and Delinquencies	70
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	70
ITEM 15. Controls and Procedures	70
ITEM 16. Reserved	70
PART III	73
ITEM 17. Financial Statements	73
ITEM 18. Financial Statements	73
ITEM 19. Exhibits	73

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

  Selected Financial Data

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations for the years ended December 31, 2002, 2003 and 2004 and the balance sheet data as at December 31, 2003 and 2004 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations financial data for the years ended December 31, 2000 and 2001 and the balance sheet data for the years ended December 31, 2000, 2001 and 2002 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report. Please see notes 2N and 11B of the notes to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2000	2001	2002	2003	2004
	(US $ in thousands, except per share data)

Statement of Operations Data:
Revenues	$38,353	$43,327	$43,663	$54,780	$68,439
Cost of revenues	6,123	7,709	7,946	9,854	12,184
Gross profit	32,230	35,618	35,717	44,926	56,255
Operating expenses:
Research and development	5,465	8,293	7,809	8,398	10,342
Sales and Marketing	24,622	29,986	30,019	29,753	31,898

General and administrative	3,127	4,543	4,219	4,120	4,493

Total operating expenses	33,214	42,822	42,047	42,271	46,733

Operating profit (loss)	(984)	(7,204)	(6,330)	2,655	9,522

Financial income, net	7,434	6,312	4,240	3,740	4,565

Income (loss) before taxes on income	6,450	(892)	(2,090)	6,395	14,087
Taxes on income	(387)	(389)	-	-	(341)
Loss in respect of an investment in an affiliate	-	(6,333)	-	-	-
Minority interest in losses (earnings) of a subsidiary	23	37	(23)	(40)	34
Net income (loss)	$6,086	$(7,577)	$(2,113)	$6,355	$13,780
Basic net earnings (loss) per ordinary share	$0.38	$(0.46)	$(0.13)	$0.37	$0.77
Diluted net earnings (loss) per ordinary share	$0.35	$(0.46)	$(0.13)	$0.34	$0.70

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2000	2001	2002	2003	2004
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per ordinary share (in thousands)	15,874	16,423	16,655	17,184	17,995
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per ordinary share (in thousands)	17,602	16,423	16,655	18,666	19,805

	December 31,
	2000	2001	2002	2003	2004
	(US $ in thousands)
Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities and current maturities of long-term bank deposits	$130,824	$125,680	$52,274	$62,882	$109,020
Long-term bank deposits and marketable securities	—	—	73,027	76,139	48,021
Working capital	132,418	124,911	50,690	60,477	107,687
Total assets	150,095	144,461	142,998	158,114	183,241
Shareholders’ equity	135,931	128,938	127,357	140,246	160,917

Risk Factors

Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The trading price of our ordinary shares could decline due to any of these risks.

Risks Related to Our Business and Our Industry

We have incurred losses in the past, and may incur losses in the future

While we were profitable in 2004 and 2003, we incurred losses in 2002 and 2001. We had net income of approximately $13.8 million in 2004 and $6.4 million in 2003. We incurred net losses of approximately $2.1 million in 2002 and $7.6 million in 2001. In 2000, we had net income of approximately $6.1 million. We will need to generate increased revenues as well as manage our costs to maintain and increase profitability. We cannot assure you that we will be able to maintain and/or increase profitability. Our gross margin is currently approximately 82%. As a result any decrease in Sales will have a significant effect on our profitability.

Our net profit for 2004 derives also from financial income in an amount of approximately $4.6 million. We cannot assure you that we will be able to generate financial income in the future or that such financial income will remain at the same level.

Our revenues may not grow or continue at their current level. In addition, our operating expenses may increase. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation and the results that our past expenditures produce. We may make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until some time in the future. If our revenues do not increase as anticipated, or if our expenses increase at a greater pace than revenues, we may not be profitable or, if we are profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Volatility of the market for our products, including deterioration of the economy worldwide, slow-down in expenditures by service providers, e-commerce and businesses and other trends in our industry could have a material adverse effect on our results of operations.

Our business is dependent on current and anticipated market demand for our products. Beginning in late 2000, market demand was negatively impacted by the general deterioration of the global economy and the economic uncertainties in the telecommunications market. These conditions, and the uncertainties surrounding the growth rates of economies worldwide, resulted in a curtailment of capital investment by companies in our target markets and caused our revenue growth to increase at a significantly slower pace during 2001 and 2002 relative to prior years. According to our estimates, in 2003, the market remained substantially flat and in 2004 there was slight improvement in the market. Due to the past volatility of the market it is difficult to predict the conditions of our market going forward. In addition, we believe that market conditions could cause our customers and potential customers to be more conservative in planning their spending. If the global conditions deteriorate, and companies in our target markets continue to reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market continues to be flat and customers continue to experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

We may experience significant fluctuations in our quarterly financial performance because of the factors discussed below and seasonal fluctuations in our sales.

Our quarterly operating results have varied significantly in the past and may vary significantly in the future as a result of various factors, many of which are outside of our control. These factors include:

•	Our limited order backlog;

•	Our dependence upon our suppliers;

•	Our need to develop and introduce new and enhanced products; and

•	The long sales cycles and implementation periods of our products.

In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales. Because our sales have grown significantly since inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers. For example, we believe that our sales may be reduced from the levels which we might otherwise have been able to attain during the third quarter of 2005 because of the slowdown in business activities during the summer months in Europe, and that our sales during the fourth quarter of 2005 may be increased because some of our customers tend to make greater capital expenditures towards the end of their own fiscal years. Because of these anticipated fluctuations, our sales and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects.

If the market for Application Switching solutions does not continue to develop, we will not be able to sell enough of our products to maintain profitability.

The Application Switching market in which we operate is rapidly evolving and we cannot assure you that it will continue to develop and grow or that our products and technology will keep pace with these changes. Market acceptance of Application Switching solutions is not proven and may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for Application Switching solutions does not continue to grow, we may not be able to sell enough of our products to maintain and increase profitability.

Competition in the market for Application Switching solutions is intense. As a result, we may lose market share and we may be unable to maintain profitability.

The Application Switching solutions market is highly competitive and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors. Our principal competitors in the Application Switching solutions market include: Cisco Systems, Inc., Nortel Networks Coro., F5 Networks, Inc. and Foundry Networks, Inc. In addition, we face new competitors in the Application Security space, with respect to our Intrusion Prevention Systems (IPS). Such competitors include Internet Security Systems, Inc., Juniper Networks, Inc., 3Com Systems, Inc. and McAfee, Inc. We expect to continue to face additional competition as new participants enter the market. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Switching solutions and emerge as significant competitors. For example, 3Com Systems, Inc. became a competitor in the IPS market by acquiring Tipping Point Technologies, Inc. Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to maintain and increase profitability.

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

We are currently developing new products and enhancements to our existing products. We may not be able to successfully complete the development and market introduction of new products or product enhancements. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors. For example, at the end of 2003, we introduced a new security switch, the DefensePro. During 2004 we have invested and plan to continue to invest in 2005, in creating and increasing market acceptance of this product and other products in the field of Application Switching and Application Security. There is no assurance that we will be successful in marketing and selling the DefensePro product, or other new products, that the revenues from the sales of DefensePro will justify the investment, or that the sales of DefensePro will continue to increase.

We have a very limited order backlog. If revenue levels for any quarter fall below our expectations, our earnings will decrease.

We have a very limited order backlog, which makes revenues in any quarter dependent on orders received and delivered in that quarter. A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed, or require some time for adjustment. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our earnings will decrease.

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

Long sales cycles also subject us to risks not usually encountered in a short sales cycle, including our customers’ budgetary constraints, internal acceptance reviews and cancellation. In addition, orders expected in one quarter could shift to another because of the timing of our customers’ procurement decisions. Furthermore, customers may defer orders in anticipation of new products or product enhancements introduced by us or by our competitors. These factors complicate our planning processes and reduce the predictability of our earnings.

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

We rely on third party manufacturing vendors to provide key components of our products. If USR Technologies and Electronics (2003) Ltd., or USR, is not able to provide us with adequate supplies of the principal component used in our products, we may not be able to deliver sufficient quantities of our products to satisfy demand, or may have a delay in fulfilling orders.

We rely on USR to supply us with circuit boards. These circuit boards are a principal component, which we use in the manufacture of our products. If we are unable to acquire circuit boards from USR on acceptable terms, or should USR cease to supply us with circuit boards for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period. There is no assurance, that we will be able to obtain an additional supplier or that we will be able to get components from an additional supplier in prices that are competitive to USR prices.

A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs

Our growth and ability to meet customer demands depend in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We may experience a shortage of certain component parts as a result of our own manufacturing issues, manufacturing issues at our suppliers or contract manufacturers, capacity problems experienced by our suppliers or contract manufacturers, or strong demand in the industry for those parts, especially if the economy grows. Growth in the economy is likely to create greater pressures on us and our suppliers to accurately project overall component demand and component demands within specific product categories and to establish optimal component levels. If shortages or delays persist, the price of these components may increase, or the components may not be available at all, and we may also encounter shortages if we do not accurately anticipate our needs. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products in a timely manner in the quantities or configurations needed. Accordingly, our revenues and gross margins could suffer until other sources can be developed. Our operating results would also be adversely affected if, anticipating greater demand than actually develops, we commit to the purchase of more components than we need. There can be no assurance that we will not encounter these problems in the future. Although in many cases we use standard parts and components for our products, certain components are presently available only from a single source or limited sources. We may not be able to diversify sources in a timely manner, which could harm our ability to deliver products to customers and seriously impact present and future sales.

Our products may not meet the new European governmental regulations, including environmental standards, required for their sale, which may negatively affect our sales.

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, known as the RoHS Directive, will take effect on July 1, 2006 and requires that certain of our products be modified to meet this regulation. If we fail to achieve compliance, we may be restricted from selling our products in the European Union and this could adversely affect our results of operations.

Following the Implementation of SFAS No. 123R, we will be required to record a compensation expense in connection with share based compensation, and, as a result, our profitability may be reduced significantly.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires, as of the third quarter of 2005, all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted this standard in prior period, however, we would have recorded a material amount as compensation expense, which would have ad a material adverse effect on our profitability. The adoption of this standard could materially adversely affect our profitability in the future. In addition, if as a result of SFAS No. 123R we would stop or limit the use of stock options as an incentive and retention tool, it could have a negative effect on our ability to recruit and retain employees.

Our profitability could suffer if third parties infringe upon our proprietary technology.

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. Our success depends upon the protection of our proprietary software installed in our products, our trade secrets and our trademarks. To protect our rights to our intellectual property, we rely on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others. In the United States, we have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®” and “Synapps Architecture®”. We also have trademark applications pending for “CID – Content Inspection Director™”, “UpLink™”, “Radware™”, “DefensePro™”, “StringMatch Engine™” and “APSoluteTM”. In addition, we have registered patents in the United States for our triangle redirection method used for the global load balancing, for our mechanism for efficient management and optimization of multiple links used in our LinkProof product and for our method for load balancing by global proximity used in our WSD product. We also have pending patent applications and provisional patents in connection with several features used in our products. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Furthermore, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources. For example, on July 16, 2004 we filed a lawsuit in the District Court of New Jersey against F5 Networks, Inc. for infringement of our patent directed at a method for load balancing by global proximity. The lawsuit was settled on March 10, 2005. Although the lawsuit did not result in a significant expenditure we spent time and resources litigating an settling the claim.

Our products may infringe on the intellectual property rights of others.

Third parties may assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. As a result we may incur costs defending ourselves or settling lawsuits even if we believe we do not infringe third parties rights.

For example, on March 19, 2003, F5 Networks, Inc. filed a lawsuit against us for patent infringement in U.S. District Court for the Western District of Washington. We settled the claim in September 2004 and licensed the F5 patent in suit. Although the settlement and license did not have a material affect on our financial results, we spent time and resources on defending and settling the claim.

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

We currently offer our products in over 50 countries in addition to North America. We intend to enter additional geographic markets to expand our sales efforts worldwide. In fiscal years 2003 and 2004, our sales outside the Americas represented approximately 52% and 58%, respectively, of our total sales. Our ability to penetrate new markets is subject to risks inherent to these markets. The risks may impair our ability to generate profits from our increased sales efforts outside North America. In addition, any future political or economic instability in these or other foreign countries could significantly reduce demand for our products.

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

Risks Related to the Market for Our Ordinary Shares

Two shareholders may exert significant influence in the election of our directors and over the outcome of matters requiring shareholder approval.

As of March 30, 2005, Mr. Yehuda Zisapel, Chairman of our board of directors, beneficially owns an aggregate of 2,545,877 ordinary shares, representing approximately 13.7% of the ordinary shares outstanding as of March 30, 2005 and options to purchase 60,000 ordinary shares, of which none are vested. Roy Zisapel, Mr. Yehuda Zisapel’s son, is our Chief Executive Officer, President and a director. Roy Zisapel owns 439,803 ordinary shares and options to purchase 800,000 ordinary shares, of which 400,000 are fully vested as of March 30, 2005.  In addition, Mr. Yehuda Zisapel has the right to vote the ordinary shares issuable upon exercise of options while held by the trustee under our share option plan. As a result, these shareholders may exert significant influence in the outcome of various actions that require shareholder approval, such as the election of our directors, approve or reject a merger and similar corporate transactions.

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

We reasonably believe we were not a PFIC for our 2004 tax year. It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for 2004 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2005 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “Taxation — United States Federal Income Tax Considerations.”

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in Israel. Accordingly, our operations and financial results could be adversely affected political, economic and military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between the Palestinians and Israel, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. We do not believe that the political and security situation has had a material impact on our business to date, however, there is no assurance that this will always be the case in the future. We could be adversely affected by any major hostilities, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries or companies may restrict doing business with Israel and Israeli companies as the result of the aforementioned hostilities. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Most of our directors and officers as well as many of our Israeli employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

Some of our directors, officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army. They may also be further subject to being called to active duty at any time under emergency circumstances. Directors, officers, and key employees falling within these requirements include Roy Zisapel, our Chief Executive Officer and President, Meir Moshe, our Chief Financial Officer, Amir Peles, our Chief Technical Officer, and Assaf Ronen, our Vice President, Research and Development. Our operations could be disrupted by the absence, for a significant period, of one of more of these officers or other key employees due to military service, and any disruption in our operations would harm our business. The full impact on our workforce or business if some of our officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

The rate of inflation in Israel and the change in the exchange rate between the New Israeli Shekel against the U.S. dollar and/or the U.S. dollar against the Euro is volatile, and may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or are dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies mainly in Israel, in New Israeli Shekels (“NIS”) and in Europe, in Euros. In 2004, we began selling in Euros in some European countries and intend to expand sales in Euros to additional European countries. In this respect, we are exposed to the following risks: the rate of inflation in Israel may exceed the rate of devaluation of the NIS in relation to the dollar, the timing of this devaluation may lag behind inflation in Israel, or the NIS may increase in value relative to the dollar. In such events, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In addition, if the Euro increases in value relative to the dollar and sales in Euros do not exceed expenses incurred in Euros, the dollar cost of our operations in Europe will increase and our operating profit will be adversely affected. If the Euro decreases in value relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit will be negatively affected as a result of a decrease in the dollar value of our sales. In 2004, the value of the dollar decreased in relation to the NIS by 1.6%, the inflation rate in Israel was 1.1%, and the value of the dollar decreased in relation to the Euro by 7.4%. As a result, during 2004, we had an increase in expenses (as a result of the increase in the Euro exchange rate), which was offset by the increase we had in our sales due to the fact that our sales to the EU countries are also denominated in Euro. We cannot provide assurances that we will not be materially adversely affected by the rate of inflation in Israel or exchange rate fluctuations in the future.

The tax benefits we may receive in connection with our approved enterprise program require us to satisfy prescribed conditions and may be terminated or reduced in the future. This would increase taxes and decrease our net profit.

The Investment Center has granted us an approval to establish an “Approved Enterprise” program at our Tel Aviv and Jerusalem facilities. An Approved Enterprise is eligible for tax benefits on taxable income derived from its Approved Enterprise programs. The benefits available to an Approved Enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any Approved Enterprise program we establish, or if we voluntarily decide to cease the Approved Enterprise program with regard to our Jerusalem facility, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. One criterion for establishing the level of tax benefits is the percentage of holdings by foreign (i.e. non-Israeli) investors in our shares. A decrease in the level of foreign investors’ holdings may increase our tax rate. The applicable law regarding “Approved Enterprise” programs will expire on March 31, 2005, unless its terms are extended. Accordingly, requests for new programs or expansions that are not approved on or before March 31, 2005 will not confer any tax benefits, unless the term of the law is extended. On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the applicable law regarding “approved enterprise” programs. Among others, the bill introduces changes to both the criteria and procedure for obtaining approved enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to approved enterprises. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. In order to enact the bill as legislation, the bill must be approved by the Israeli parliament and published. The bill was approved by the Israeli parliament on March 29, 2005. However, since the final law has yet to be published, we and our shareholders face uncertainties as to the potential consequences of the final law. Because we cannot predict whether, and to what extent, the bill will eventually be enacted into law, we and our shareholders face uncertainties as to the potential consequences of the bill. Our approved program and tax benefits thereunder may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits would likely increase our taxes. The amount, if any, by which our taxes would increase will depend upon the rate of any tax increase, the amount of any tax benefit reduction, and the amount of any taxable income that we may earn in the future.

We may be required to pay stamp duty on agreements executed by us after June 1, 2003. This would increase our taxes.

The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that most documents signed by Israeli companies are subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority or with the courts. As a result of an amendment to the Stamp Duty Law that came into effect on June 1, 2003, the Israeli tax authorities have approached many companies in Israel and requested the disclosure of all agreements signed by such companies after June 1, 2003 with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Based on advice from counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could materially adversely affect our results of operations.

In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

Provisions of Israeli law could delay, prevent, or make difficult, a change of control, thereby depressing the price of our ordinary shares.

The Israeli Companies Law generally provides that a merger be approved by both the board of directors of a company and a majority of the shares present and voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party or its general manager) voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company. In addition, a merger generally may not be completed unless at least (i) 50 days have passed since the filing of the merger proposal signed by each of the merging companies with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger. Also, in certain circumstances an acquisition of shares in a public company must be made by means of a tender offer. Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorable than U.S. tax laws. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or make more difficult an acquisition of or merger with us, which could depress our share price.

It may be difficult to enforce a U.S. judgment against us and/or our officers and directors, or to assert U.S. securities laws claims in Israel.

Service of process upon us, our Israeli subsidiaries and affiliates, and our directors and officers named herein substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

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

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

Radware Ltd. was organized in May 1996 as a corporation under the laws of the State of Israel, and commenced operations in April 1997. Our principal executive offices are located at 22 Raoul Wallenberg Street, Tel-Aviv 69710, Israel and our telephone number is 972-3-766-8666. Our website address is www.radware.com. Information contained on our website does not constitute a part of this annual report.

As of January 1, 1999, we established a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in North America and is our authorized representative and agent in the United States. The principal offices of Radware Inc. are located at 575 Corporate Dr., Lobby 2, Mahwah, NJ 07430 and its telephone number is 201-512-9771.

We also have several wholly owned subsidiaries world wide handling local support and promotion activities.

For a discussion of our capital expenditures and divestitures, see “Item 5—Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

Business Overview

General

We develop, manufacture and market Application Switching solutions that provide end-to-end availability, performance and security of mission critical networked applications. Radware’s integrated Application Infrastructure, Application Security and End-to-End Connectivity solutions enable enterprises and carriers to deliver their mission critical applications successfully over critical points in the network.

Our Application Switching solutions enable customers to manage their network infrastructure, bypass systems failures, scale their application performance, and and secure their Internet protocol (“IP”) traffic. Our products improve the productivity of network infrastructures by intelligently distributing traffic within the network, optimizing the use of available network resources and protecting applications, networks and users at high speeds. Since our establishment, our products have won a number of awards for performance, including Network Computing Editor’s Choice, SC Magazine Recommended Buy Award, Network Computing Well-Connected, Internet World Best of Show, PC Magazine Editor’s Choice and Network Magazine Product of the Year. In addition, we have been recognized as industry leaders by independent, third party analysts such as Gartner and IDC.

Solution Architecture, Management and Products

All Radware products are powered by an Application Switch platform. Ranging from multi-Gigabit processing power to Branch platforms, Radware’s Application Switches address the capacity requirements of organizations of all sizes. SynApps - a unified Layer 4-7 Operating System, provides comprehensive application aware services across the entire product suite. SynApps aligns network operations and resources with application needs for end-to-end fault tolerance and maximum availability, performance and security. Deployed enterprise wide, from the data center to branch offices, SynApps Architecture meets application demands across application infrastructure server farms, and connectivity and security layers of the network.

Radware SynApps is a modular operating system, combining key application aware services: Advanced Health Monitoring, Traffic Redirection and Load Balancing, Bandwidth Management, Web Compression, SSL acceleration, Intrusion Prevention and DoS Protection. With Radware SynApps, enterprises and carriers can address existing and emergent application service requirements across server farms, security and connectivity layers.

SynApps Operating System Services include:

Advanced Health Monitoring continuously checks the health of all network resources detecting failures in real time and automatically redirects traffic to the highest performing resources to guarantee full application availability and fault tolerant operations. Advanced Health Monitoring enables the comprehensive monitoring of resources such as servers, firewalls, VPN gateways, IDS, anti-virus gateways, ISP links, cache and routers. The Health Monitoring module extends predefined health checks including: HTTP, HTTPS, FTP, RADIUS, RTSP, while enabling the configuration of customized checks by device, transaction path and content.

Traffic Redirection and Load Balancing intelligently distributes traffic across network devices, optimizing the utilization of site-wide resources to accelerate application performance. Using an extensive array of Traffic Redirection algorithms to dispatch traffic - including cyclic distribution, least users, least packets and least bytes - SynApps Traffic Redirection enables maximum utilization of IT infrastructure capacities across farms, local and global sites. By attaining high resource utilization, Traffic Redirection enables seamless service scaling, while reducing additional resource deployment requirements for economical service growth. Using patented load balancing technology, Radware distributed traffic according to client/site network proximity and site availability, thus providing a global load balancing solution based on real end user performance.

Bandwidth Management offers comprehensive control over bandwidth resource allocation, to prioritize all network traffic and guarantee service levels for mission critical applications. Integrated Bandwidth management policies enable the classification of traffic by user, applications, and service pricing models for the configuration and full enforcement of premium services, and differentiating application performance by business requirements, while regulating site-wide bandwidth consumption and costs.

Web Compression accelerates application delivery by reducing the amount of data transmitted. Web compression reduces bandwidth consumption and accelerates content delivery to end users

SSL (Secure Socket Layer) service acceleration enables reliable and optimized transactions by offloading and accelerating SSL processing from web servers.

Intrusion Prevention automatically secures applications network resources from over 1,700 malicious attack signatures and viruses. By continuously monitoring all network traffic at Gigabit speeds, Intrusion Prevention detects and prevents attacks in real time, immediately blocks malicious traffic to safeguard enterprise operations from hacking. Suspect traffic is monitored and reported, enabling network administrators to take proactive measures against potential intruders.

 DoS Protection identifies and blocks debilitating Denial of Service attacks, protecting the network from service failures and downtime. Coupling multi-gigabit throughput speeds with an advanced sampling algorithm, the DoS protection module detects abnormal service requests and stops DoS attacks before they undermine network operations.

Configware Insite

The common application management tool which runs across Radware products is Configware Insite. Configware Insite’s unified administration allows users to control and monitor IP application performance across the enterprise. Configware Insite is a service driven management tool that optimizes business performance and availability by providing a unified environment for the seamless management of all Radware devices. Features such as trend analysis and full views of statistics allow network administrators to proactively monitor, manage and tune network resources to optimize their mission critical enterprise services.

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

Application Switch Platforms

All Radware products are powered by our Application Switch platform. Ranging from the multi-Gigabit Application Switch III to Branch platform - the Application Switching hardware offers scalable and flexible throughput performance that meet the end-to-end requirements of enterprises and carriers.

In August 2000, we released the Application Switch 1, a new hardware platform for our products. The Application Switch is based on a multi-layered switching architecture, and enhances the performance of our products. In September 2001, we released the Application Switch II, which provides higher capacity for application switching and can make comprehensive Layer 4-7 switching decisions, at Gigabit speeds, based upon specific applications, destination requests or actual content passing through it. In February 2003, we released Application Switch III, our high-end hardware platform. Application Switch III is the industry's first 10 Gigabit Ethernet Layer 4-7 Switch, offering three times the capacity and five times the processing power of Application Switch II.

In order to expand the product offering to include entry level application switching, Radware introduced its Branch platform in September 2003 to ensure availability, performance and security for remote and branch offices.

In December 2003, with the introduction of DefensePro, Radware also introduced the StringMatch Engine – a dedicated security hardware accelerator which runs on the DefensePro Intrusion Prevention Switch product.

 Our product line consists of the following products, all of which are based on the SynApps architecture described above:

•	Web Server Director® provides full availability, redundancy, security and optimized operation of servers – in order to achieve high performing IP applications.

•	FireProof® provides full availability, redundancy and maximized operation of security tools such as firewalls, VPNs and IDSs across the network.

•
The LinkProof® Family: LinkProof® manages Internet traffic for networks, commonly referred to as multi-homed networks, which access the Internet through multiple connections via several ISPs, to provide fault tolerant and cost effective Internet connectivity. LinkProof® Branch manages the operation of multiple links across all remote office links, allowing large, multi-branched enterprises to control and reduce the costs of their connectivity and VPN between headquarters and branch offices. The LinkProof Family delivers an end-to-end multi-homing solution from central headquarters to remote branch offices.

•
DefensePro™ Intrusion Prevention and Denial of Service Switch protects against worms, viruses, malicious intrusions and Denial of Service attacks at up to 3 Gigabit speeds, preventing attacks in real-time for intrusion prevention and multi-layer application defense.

•
CertainT ® Application Accelerator performs web compression and HTTP multiplexing, and accelerates web applications for high performance content serving and Secure Sockets Layer (“SSL”) encryption and decryption, providing secure and effective SSL processing.

•
Content Inspection Director™ provides fault tolerant and fully optimized anti-virus scanning and content filtering for trusted and cost effective content security. By redirecting end-user requests, when appropriate, to cache servers which store, or cache, content previously retrieved from the Internet, Content Inspection Director optimizes performance, improving response time and conserving bandwidth.

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

Our products are compatible with any system that uses the Internet protocol and can operate with various network structures, configurations and operating systems. Our products support a wide variety of IP-based applications, including web services, e-mail, voice, P2P, ERP, Customer Relationship Management tools, database and file transfers.

Security Update Service

Radware’s Security Update Service delivers immediate and ongoing security updates, to protect customers against the latest security threats. The Security Update Service, available as a subscription service, is comprised of the following services: A Security Operations Center, Emergency Filters, Weekly Updates and Custom Filters.

Customers and End Users

With the exception of our limited direct sales efforts to select customers, we sell our products through distributors or resellers who then sell our products to end users.

We have a globally diversified end-user base, consisting of corporate enterprises including banks, insurance companies, manufacturing and retail, government agencies, media companies and service providers, such as telecommunication carriers, ISPs and application service providers. Customers in these different vertical markets deploy Radware for availability, performance and security of their applications from headquarters to branch offices.

In 2004, approximately 42% of our sales were in the Americas (principally in the United States) and 58% were outside the Americas, of which approximately 30% were in EMEA (Europe, Middle East and Africa) and 28% in Asia-Pacific. Other than the United States, no single country accounted for more than 10% of our sales for 2004.

For the years ended December 31, 2004 and December 31, 2003 one single customer (a distributor) accounted for 11% of our sales. For the year ended December 31, 2002, no single customer accounted for more than 10% of our sales. As of December 31, 2004, no single customer represented more than 10% of the trade receivables balance. As of December 31, 2003, one single customer represented 15% of the trade receivables balance.

Sales and Marketing

Sales. We market and sell our products primarily through an indirect sales channel that consists primarily of distributors located in North America, Europe and Asia. In addition, we generate direct sales to select customers. Our sales channels are supported by our sales managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff who help generate and qualify leads for the sales managers. As of December 31, 2004, we employed a total of 45 sales managers and sales staff in the Americas with locations in various states. We also employed 55 sales managers and sales staff based in the rest of the world, who are responsible for developing and maintaining distribution channels outside the Americas. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

Marketing Strategy. Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality Intelligent Application Switching solutions. We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our sales force and marketing efforts are principally directed at developing brand awareness and providing sales support to our distributors. We participate in major trade shows and offer support to our distributors who participate in regional trade shows and events. We also invest in web based advertising campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, value added resellers and other companies that have formed strategic alliances with us. We have entered into co-marketing arrangements with companies in other complementary Internet segments, including Aventail Corporation, Citrix Systems, Inc., Oracle Corporation, BEA Systems, Inc., BMC Software Inc., Aladdin Knowledge Systems Ltd., Secure Computing Corporation, Quest Software, Inc., Microsoft Corporation, WatchGuard Technologies Inc.. and Hewlett Packard Company.

Strategic Alliances and Original Equipment Manufacturer Agreements. We have entered into strategic alliances and original equipment manufacturer agreements with other software and hardware vendors, including Comverse Technology, Inc. and NEC Corporation, as well as mutual channel information sharing arrangements. We believe that these companies have significant customer relationships and offer products which complement our products. Our agreements allow these companies to distribute our products on a world-wide non-exclusive basis with discounts based upon the volume of orders received. There usually is no requirement for a minimum sales quota. The products are branded with the names of these companies or co-branded with our name. These agreements are standard distributor agreements, purchase agreements, OEM (original equipment manufacturer) agreements or other specific agreements and are terminable by either party at will. We plan to further invest in the development of strategic alliances in order to provide greater access to our target markets and enhance our brand name.

Technical Management

Our technical team, which consists of 80 employees worldwide as of December 31, 2004, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software and product upgrades for our products. In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically get new software versions of their products and obtain optimized performance by purchasing any of the following five optional offerings: extended warranty, software upgrades, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement.

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

As of December 31, 2004, our research and development staff consisted of 108 employees. Research and development activities take place at our facilities in Israel. We employ established procedures for the requirement management, development and quality assurance of our new product developments. Our research and development organization is divided according to our existing products. Each product group is headed by a group leader and includes team leaders and software engineers. In addition, we have a hardware and infrastructure group responsible for the development of the Radware platforms/infrastructure serving all product groups, which consists of a group leader, team leaders, and hardware and software engineers. We furthermore have a quality assurance department, which assists all product groups, and includes a group leader and quality control engineers and technicians. We occasionally use third party subcontractors for the development of portions of research and development projects.

Manufacturing and Suppliers

USR Technologies and Electronics (2003) Ltd. (“USR”) manufactures the circuit boards which are the principal hardware component used in our products. It supplies us with finished circuit boards for final assembly. The other components and subassemblies included in our products are supplied to USR from a limited group of suppliers and subcontractors. USR monitors each stage of the circuit board production process, including the selection of components and subassembly suppliers. USR is ISO 9002 certified, indicating that its manufacturing processes adhere to established quality standards.

We install our proprietary software onto the circuit boards we receive from USR. Quality assurance testing, final assembly and packaging and shipping operations are primarily performed at our facility in Jerusalem, Israel.

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

We have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®” and “Synapps Architecture®” and we have trademark applications pending for “CID – Content Inspection Director™”, “UpLink™”, “Radware™”, “DefensePro™”, “StringMatch Engine™” and “APSoluteTM”. We do not currently own any registered copyrights.

We have registered patents in the United States for our triangle redirection method used for the global load balancing, for our mechanism for efficient management and optimization of multiple links used in our LinkProof product and for our method for load balancing by global proximity used in our WSD product, and pending patent applications and provisional patents in connection with several methods and features used in our products. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

For example, on March 19, 2003, F5 Networks, Inc. filed a lawsuit against us for patent infringement in U.S. District Court for the Western District of Washington. We settled the claim in September 2004.

On July 16, 2004 we filed a lawsuit in the District Court of New Jersey against F5 Networks, Inc. for infringement of our patent directed at a method for load balancing by global proximity. We settled the lawsuit in March 2005.

Competition

Our industry is characterized by intense competition. Our principal competitors in the sale of Application Switching solutions include Cisco Systems, Inc., Nortel Networks Corporation, and Foundry Networks, Inc., and F5 Networks, Inc. We expect to face increasing competition as new competitors enter our market and multinational corporations purchase players in the market. In addition, we face competition in the IPS space. Such competitors include 3Com Systems, Inc., Internet Security Systems, Inc., and Juniper Networks, Inc.

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

Israeli Office of Chief Scientist

From time to time, eligible participants may receive grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist. Grants received are generally repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law.

Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by said committee. In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100 - 150% of the dollar-linked value of the total grants received in respect of such program, plus interest.

The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

By December 31, 2001, we repaid the full amount by way of royalties. In 2004, we applied, together with another company, to obtain a grant from the Chief Scientist under the “joint R&D project”. The Chief Scientist approved the maximum grant to the project of approximately $0.2 million. Under the “joint R&D project” track there is no royalty commitment but other limitations of the law are applicable.

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

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law. In addition, the rules of the Office of the Chief Scientist may require prior approval of the Chief Scientist or additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

Draft legislation was submitted in December 2004 by the Israeli government proposing an amendment to the Research and Development Law to make it more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist funded know-how outside of Israel. As described above, currently, the Research and Development Law permits the Chief Scientist to approve the transfer of manufacturing rights outside Israel, in consideration of payment of higher royalties. The proposed amendments further permit the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The proposed amendment further enables, under certain circumstances and subject to the Chief Scientist’s prior approval, the transfer of Chief Scientist-funded know-how outside Israel, in consideration of payment of a portion of the sale price (according to certain formula calculated in proportion to the Chief Scientist’s “investment” in the recipient minus depreciation), or in exchange for know-how and cooperation in research and development with non-Israeli companies, without any additional payment to the Chief Scientist. Currently, the proposed amendment is pending, awaiting discussion in the Finance Committee of the Israeli parliament (the “Knesset") and there can be no certainty as to if and when such proposed draft legislation will actually be finalized into law.

The Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

Organizational Structure

As of January 1, 1999, we established a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in North America. We also have subsidiaries in Australia, France, Germany, the United Kingdom, Italy, Japan, Singapore, Korea and Canada. We have also established representative offices in China and Taiwan and a liaison office in India. All the above subsidiaries are wholly-owned. Our subsidiaries include:

Name of Subsidiary	Country of Incorporation
Radware Inc.	New Jersey, United States of America
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada

Yehuda Zisapel is a co-founder and shareholder of Radware. Yehuda Zisapel is also the Chairman of the Board of Directors of Radware. Individually or together with his brother, Zohar Zisapel, he is also a founder, director and/or principal shareholder of several other companies which, together with Radware and our subsidiaries listed above are known as the RAD-Bynet Group. These corporations include:

AB-NET Communications Ltd. Axerra Networks Inc. BYNET Data Communications Ltd. BYNET Electronics Ltd. BYNET SEMECH (outsourcing) Ltd. Bynet Software Systems Ltd. Bynet System Applications Ltd.	Ceragon Networks Ltd. Infogate On Line Ltd. Modules Inc. RAD-Bynet Properties and Services (1981) Ltd. RADCOM Ltd. RAD Data Communications Ltd.	WISAIR Inc. Sanrad Inc. RAD-OP, Inc. RADView Software Ltd. RADVision Ltd. RADWIN Ltd. RiT Technologies Ltd. Silicom Ltd.

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

Property, Plants and Equipment

Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 30,785 square feet of leased office space in Tel Aviv, Israel. The lease expires in October 2005, and we have extended the lease for an additional period of two years for reduced rent. The facilities are leased from affiliated companies owned by Messrs. Yehuda and Zohar Zisapel – see Item 7 -“Major Shareholders and Related Parties Transactions.” We also sublease approximately 5,482 square feet of space in Jerusalem for our manufacturing facility from USR. The sublease with respect to 2,150 square feet expires in April 2009.The sublease with respect to the remaining 3,332 square feet expires in January 2006. In the United States, we lease approximately 10,201 square feet in Mahwah, New Jersey from an affiliate. The lease will expire on April 20, 2006. We also lease 5,496 square feet from an unaffiliated party in Costa Mesa, California. The lease expires at the end of March 2009. We also lease 3,024 square feet in Dallas, TX. The lease expires in February 2009. In addition we lease facilities for the operation of our subsidiaries and representative offices in several locations in the United States, Europe and Asia Pacific. We may need additional space if we expand our business and believe that we will be able to obtain space as needed.

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

Revenues. Our revenues are derived primarily from sales of our products and, to a lesser extent, from sales of post-contract customer support through our Certainty Support program and sales of our new security subscription service the “Security Update Service” (hereunder “SUS”). We generally recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectability is probable. Post-contract customer support and the SUS service, which represents mainly software update subscriptions, help desk support and unit replacements, is recognized ratably over the contract period, which is typically one year.

Cost of Sales. Our cost of sales consists primarily of the cost of circuit boards and other components required for the assembly of our products, salaries and related personnel expenses for those engaged in the final assembly and maintenance service of our products and other overhead costs.

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

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses and other general corporate expenses.

In previous years, operating expenses also included amortization of stock-based compensation, which is allocated among research and development expenses, marketing and selling expenses and general and administrative expenses, based on the division in which the recipient of the option grant is employed. Amortization of stock-based compensation results from the granting of stock options to employees with exercise prices per share determined to be below the deemed fair market value per share of our ordinary shares on the dates of grant. The stock-based compensation is being amortized to operating expenses over the vesting period of the individual options. As of December 31, 2003 the stock based compensation was completely amortized, and operating expenses in 2004 do not include such amortization since no options were granted in 2004 at exercise prices determined to be below market value.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees to be recognized, as of the third quarter of 2005, based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123R may have a significant effect on the Company's results of operations.

SFAS No. 123R permits public companies to adopt its requirements using one of two methods: (i) a “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123R for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. (ii) a “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123R for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company has not determined yet which method it will adopt.

Loss in respect of an investment. Until 2002, we invested in convertible debentures of a development stage company. In 2001, the investment balance was written-off and a provision with respect to expected closing costs was recorded. The provision was utilized during 2002.

Financial Income (Expenses), Net. Financial income, net consists primarily of interest earned on short-term and long-term bank deposits, and of amortization of premiums, accretion of discounts and interest earned on investment in marketable securities of proceeds from the issuance of our shares to the public and from cash generated from our operations, and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Taxes. Israeli companies are generally subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we have established an approved enterprise program (the "Program"), which is eligible for the tax benefits for operational profit, described below under the heading "Corporate Tax Rate." These benefits result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income. The tax rate depends upon the percentage of our income derived at that time from the Approved Enterprise program. The tax benefits depend on our meeting the requirements of the Program and there is no assurance we will be able to obtain such benefits. We may incur, for accounting purposes, tax expenses in 2005 which we anticipate to be less than a rate of 10%. The tax expenses might be higher than the actual tax payments due to exercise of non qualified options by our employees, since the tax benefit resulting from the exercise of such stock options will be credited to additional paid-in-capital, when probable.

Market trends. The general deterioration of the economy worldwide and economic uncertainty in the telecommunications market resulted in a curtailment of capital investment by companies in our target markets and caused our revenue growth to increase at a significantly slower pace during 2001 and 2002 relative to prior years. According to our estimates, in 2003, the market remained substantially flat and in 2004 it slightly grew. Due to the past volatility of the market it is difficult to predict the conditions of our market going forward. In addition, we believe that market conditions cause our customers and potential customers to be more conservative in planning their spending. If the global conditions deteriorate, and companies in our target markets continue to reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market continues to be flat and customers continue to experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

We intend to continue our investment in the marketing and branding of our IPS products which we released a year ago, in order to broaden market acceptance of such products. Such investment includes recruitment of skilled personnel, participation in trade shows, testing and certification of our products by leading firms in the industry, investment in brand awareness and so forth. There is no assurance that we will be successful in such marketing and selling activities and that the increase in revenues, if any, will justify the investment.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

In many cases, the accounting treatment of a particular transaction is specifically dictated in the U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would produce a materially different result. The Company’s management has reviewed these critical accounting policies and related disclosures with the Company’s Audit Committee. See Note 2 to our Consolidated Financial Statements, which contains additional information regarding our accounting policies and other disclosures required by GAAP.

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

Revenue recognition. The Company and its subsidiaries generate revenues from selling their products and post-contract customer support primarily through distributors and resellers, all of which are considered as end-users.

Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed or determinable, no further obligation exists and collectability is probable.

Revenues in arrangements with multiple deliverables are recognized under the “residual method” when Vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements and all other revenue recognition criteria are satisfied. VSOE for post-contract customer support is determined based on the price when it is sold separately in similar arrangements. The price may vary in the territories and vertical markets in which the Company conducts business. Price is determined by using consistent percentage of the product price.

Revenue derived from post-contract customer support, which represents mainly software subscription and unit replacement, is recognized ratably over the contract period, which is typically one year.

Revenues from training and installation, which are considered as not essential to the functionality of the product, included in multiple elements arrangements are recognized at the time they are rendered.

The Company and its subsidiaries provide a provision for product returns based on their experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with Statement of Financial Accounting Standard No. 48 "Revenue Recognition When Right of Return Exists" ("SFAS No. 48"). If the historical data used to calculate these estimates does not properly reflect future returns, additional provision for sales returns may be required, and revenues in that period could be adversely affected.

Deferred revenue includes unearned amounts received under post-contract customer support.

Accounting for doubtful accounts. Our accounts receivable are derived from our sales to our customers located all over the world. We perform periodic credit evaluations of our customers’ financial condition. We maintain an allowance for doubtful accounts for estimated losses, which may result from the inability of our customers to make required payments. Management exercises judgment as to its ability to collect outstanding receivables. Allowances for doubtful accounts are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, allowances for doubtful accounts are made based upon the age of the receivable. In determining the allowance, we analyze our historical collection experience and current economic trends. If the historical data used to calculate the allowances for doubtful accounts do not reflect the future ability to collect outstanding receivables, additional allowances for doubtful accounts may be needed and the future results of operations could be materially affected.

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

Legal contingencies. As discussed in “Item 8 – Financial Information” under the caption “Legal Proceedings,” in December 2001, we were was named as a defendant in a class action complaint alleging violations of the federal securities laws in the United States District Court, Southern District of New York, together with approximately 300 additional issuers. As of December 31, 2003, management had accrued its estimate of the probable costs for the resolution of this complaint. We have approved a settlement agreement and related agreements, which set forth the terms of a settlement between us, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. It is anticipated that any potential financial obligation of ours to plaintiffs due pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance. Therefore, management, based on the opinions of our legal advisors handling the claim, does not expect that the settlement will involve any payment by the Company. Accordingly, no provision for such contingency was provided in our financial statements. The settlement agreement and related agreements are subject to a number of contingencies, including the approval of the settlement agreement by the Court. On February 15, 2005, the court granted preliminary approval of the settlement agreement, subject to certain modifications consistent with its opinion. Judge Scheindlin ruled that the issuer defendants and the plaintiffs must submit a revised settlement agreement which provides for a mutual bar of all contribution claims by the settling and non-settling parties and does not bar the parties from pursuing other claims. The underwriter defendants will have an opportunity to object to the revised settlement agreement. There is no assurance that the parties to the settlement will be able to agree to a revised settlement agreement consistent with the court’s opinion, or that the court will grant final approval to the settlement to the extent the parties reach agreement. If the settlement agreement is not approved and the Company is found liable, we are unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than the Company’s insurance coverage, and whether such damages would have a material impact on our results of operations, cash flows or financial condition in any future period.

A. Operating Results

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2001	2002	2003	2004
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	17.8	18.2	18.0	17.8
Gross profit	82.2	81.8	82.0	82.2
Operating expenses:
Research and development	19.1	17.9	15.3	15.1
Sales and Marketing	69.2	68.7	54.3	46.6
General and administrative	10.5	9.7	7.6	6.6
Total operating expenses	98.8	96.3	77.2	68.3
Operating profit (loss)	(16.6)	(14.5)	4.8	13.9
Financial income, net	14.6	9.7	6.9	6.7
Income (loss) before taxes on income	(2.0)	(4.8)	11.7	20.6
Taxes on income	(0.9)	—	—	(0.5)
Loss in respect of an investment in an affiliate	(14.6)	—	—	—
Minority interest in losses (earnings) of a subsidiary	0.1	—	(0.1)	—
Net income (loss)	(17.4)%	(4.8)%	11.6%	20.1%

Executive Summary – Year Ended December 31, 2004

Sales in 2004 were approximately $68.4 million. This is the second year in a row with a 25% increase in sales, compared with sales of approximately $54.8 million in 2003 and approximately $43.7 million in 2002. The cost of sales as percentage of revenues remained at a similar level for 2002, 2003 and 2004. In order to increase market acceptance of our new products and to strengthen our branding and market penetration in certain regions, we decided to increase our operating expenses throughout the year. Our sales increased at a higher rate than the increase of our operating expenses. As a result, there was a sequential increase in our operating profit in each quarter of 2004. In 2004 our operating profit increased by more than 250% to $9.5 million, compared to $2.7 million in 2003. The financial income increased due to the increase in our cash, increase in interest rates and an increase in foreign currency translation differences. Such difference resulted mainly from the increase in the value of the Euro relative to the Dollar during 2004.

In 2005 we intend to increase investment in the development of new products and directions, as well as support continued growth in our sales and enhancement of market acceptance for our end to end product offerings. As a result our research and development and sales and marketing expenses are expected to increase compared to 2004.There is no assurance that our investment in new products and market penetration will increase our revenues and justify the additional expense.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Sales. Sales in 2004 were approximately $68.4 million, an increase of approximately 25% compared with sales of approximately $54.8 million in 2003. The growth in sales during 2004 is primarily attributable to the expansion of our sales and marketing activities, the introduction of new products, and a slight improvement in the market environment and corporate spending.

Cost of Sales. Cost of sales was approximately $12.2 million in 2004, compared with cost of sales of approximately $9.9 million in 2003. This increase is primarily attributable to the increase in sales. Cost of sales as a percentage of sales were 17.8% in 2004, similar to the cost of sales level of 18.0% in 2003.

Research and Development (“R&D”) Expenses. Research and development expenses were approximately $10.3 million in 2004, an increase of 23% compared with research and development expenses of approximately $8.4 million in 2003. The increase is primarily due to hiring of new R&D personnel. Additional R&D employees were hired during 2004 in order to support our Application Security and IPS capabilities and development of new platforms and products, including enhancement of our Quality Assurance department. A small part of the increase can be attributed to the increase in the dollar cost of our salaries for our research and development staff caused by the increase in value of the NIS against the dollar. All these salaries were paid in NIS. We expect the R&D expenses to increase in 2005 due to the recruitment of additional personnel.

Sales and Marketing Expenses. Sales and marketing expenses were approximately $31.9 million in 2004, an increase of 7% compared with sales and marketing expenses of approximately $29.8 million in 2003. Percentage wise, however, the share of Sales and Marketing expenses of total revenues decreased from 54.3% in 2003 to 46.6% in 2004. The increase of our sales and marketing expenses in 2004 is related to the increase in sales as well as the investment in market acceptance of new products, and investment in new geographical markets, mainly in Europe and the Far East. We anticipate increasing sales and marketing expenses for 2005 primarily for the purpose of (i) increasing brand awareness and market acceptance of our new products (by participation in trade shows and seminars, testing and certification of our products by leading firms in the industry); (ii) strengthening our international presence (by adding sales and marketing personnel, as well as technical support people).

General and Administrative Expenses. General and administrative expenses were approximately $4.5 million in 2004, an increase of approximately 9% compared with general and administrative expenses of approximately $4.1 million in 2003. This increase is primarily attributable to the legal expenses resulting from a lawsuit for patent infringement which was filed against us and was settled in 2004. In addition we filed a lawsuit for patent infringement in July 2004 which was settled in March 2005, however, we did not incur material cost in connection with this lawsuit.

Financial Income, Net. Financial income, net was approximately $4.6 million in 2004, an increase of approximately 22% compared with financing income, net of approximately $3.7 million in 2003. This increase is attributable to the increase in cash, increase in interest rates and an increase in the value of the Euro relative to the Dollar. As a result, there was an increase in foreign currency translation differences, which are included in the financial income.

Income Taxes. Income taxes were approximately $0.3 million in 2004. This amount derives mainly from taxes in respect to prior years and current taxes, offset by deferred taxes.

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

Cost of Sales. Cost of sales was approximately $9.9 million in 2003, compared with cost of sales of approximately $7.9 million in 2002. This increase is primarily attributable to the increase in sales. Cost of sales were 18.0% in 2003, similar to the cost of sales level of 18.2% in 2002. Manufacturing costs for our new platform released in 2003 are higher than the costs for older platforms. The gross margin for this platform, however, remains the same as a result of higher pricing.

Research and Development Expenses. Research and development expenses were approximately $8.4 million in 2003, an increase of 7.5% compared with research and development expenses of approximately $7.8 million in 2002. The increase is primarily due to new hiring of R&D personnel, and to the increase in the dollar cost of our salaries for our research and development staff caused by the increase in value of the NIS against the dollar. All these salaries were paid in NIS.

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

B. Liquidity and Capital Resources

Since our inception, we have financed our operations through a combination of issuing debt and/or equity securities, including two public offerings, research and development and/or marketing grants from the Government of Israel and cash generated by operations. We raised approximately $12.9 million in two private placements, in November 1997 and June 1999. In October 1999, we raised net proceeds of approximately $56.8 million in the Initial Public Offering of our ordinary shares. In January 2000, we raised net proceeds to the Company of approximately $59.8 million in a public offering of our ordinary shares.

Our principal commitments consist of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2005 to 2009 (some with renewal options). Our future minimum payments under non-cancelable operating lease agreements at December 31, 2004, are approximately as follows:

	Payments Due By Period (US$ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	4,058	1,682	1,986	390	-
Total contractual cash obligations	4,058	1,682	1,986	390	-

We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and California in the United States. We also lease premises for our subsidiaries’, representative offices’ and branches’ activities, in several locations in the United States, Europe and Asia Pacific. Our aggregate annual rent obligations under these leases are approximately $1,682 thousand for 2005. Our aggregate rent expenses paid under our lease obligations for 2004 were approximately $1,554 thousand. Capital expenditures for the years ended December 31, 2002, 2003 and 2004 were approximately $1.3 million, $1.3 million and $2.4 million, respectively. These expenditures were mainly comprised of machinery and equipment, including a CRM (Customer Relationship Management) system, computers, lab equipment and testing tools. We currently do not have significant capital spending or purchase commitments, but we may have capital spending consistent with possible growth in our operations, infrastructure and personnel. During 2004 we generated cash (which was further invested in long-term marketable securities) in a net amount of approximately $18.0 million. Cash generation derived mainly from our operating activities, from the exercise of options under our Employees Share Incentive Plan and from the purchase of shares under our Employee Stock Purchase Plans.

Net cash provided by operating activities was approximately $15.2 million for the year ended December 31, 2004, compared with $ 9.0 million for the year ended December 31, 2003 and $1.1 million for the year ended December 31, 2002. Net cash provided by operating activities for the years 2004 and 2003 increased primarily due to our increasing operating profit as a result of our increasing sales, and in 2003 also due to improvement in collections. Net cash provided by operating activities for the year 2004 consisted primarily of net income plus an increase in deferred revenues, offset by an increase in trade receivables and inventories. Net cash provided by operating activities for the year 2003 consisted primarily of net income plus an increase in trade payables and in deferred revenues, offset by a decrease in other payables and accrued expenses. Net cash provided by operating activities for the year 2002 consisted primarily of net loss plus a decrease in inventories and in deferred revenues.

Net cash used in investing activities was approximately $23.8 million for the year ended December 31, 2004, compared to net cash provided by investing activities of approximately $0.2 million for the year ended December 31, 2003, and to net cash provided by investing activities of approximately $14.5 million for the year ended December 31, 2002. Cash was used in 2004 mainly to purchase long-term marketable securities and capital expenditures. Cash was provided in 2003 mainly from the redemption of marketable securities, which was almost fully offset by investments in long-term bank deposits and purchase of property and equipment. Cash was provided in 2002 mainly from the sale of short-term bank deposits and the sale of marketable securities, partially offset by the purchase of long-term bank deposits.

Net cash provided by financing activities was $6.9 million for the year ended December 31, 2004, generated from options exercised by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans (see Item 6 – Key Employee Share Incentive Plan; 1999 Employee Stock Purchase Plan; 2001 Employee Stock Purchase Plan and 2002 Employee Stock Purchase Plan). Net cash provided by financing activities for the year ended December 31, 2003 was $6.6 million, generated from options exercised by our employees under the Key Employee Share Option Plan and Employee Stock Purchase Plans. Net cash provided by financing activities for the year ended December 31, 2002 was $0.2 million, generated from options exercised by our employees under the Key Employee Share Option Plan and Employee Stock Purchase Plans, and partially offset by the repurchase of our shares in the amount of $0.3 million in accordance with our Stock Repurchase Plan.

On October 28, 2002, our board of directors authorized a stock repurchase program of up to 1.5 million ordinary shares or $10 million (the “Repurchase Program”). The Repurchase Plan was approved by an Israeli court in December 2002. In the year ended December 31, 2002 we purchased 32,700 ordinary shares for a total of $0.3 million, under the Stock Repurchase Plan.

As of December 31, 2004, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities of approximately $157.0 million, as compared to approximately $139.0 million as of December 31, 2003. Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our research and development efforts and our marketing and sales activities. Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy. We anticipate that operating activities as well as capital expenditures will demand the use of our cash resources. We believe that cash balances will provide sufficient cash resources to finance our operations and the projected expansion of our marketing and sales activities and research and development efforts for a period of no less than the next twelve months.

Related Parties

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel Aviv is material to our operations. We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreement and confirmed that they were not different than that which could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in certain terms than might be available from unaffiliated third parties on similar issues. In the event that the transaction with members of the RAD-Bynet Group is terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may not be available to us.

In addition, the Company purchases different services from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication services. In the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services.

Impact of Inflation and Currency Fluctuations

The U.S. dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar, if any, and the appreciation or depreciation of the Euro to the dollar. Most of our sales are denominated in dollars or are dollar-linked and we incur a portion of our expenses, principally salaries and related personnel expenses, in Israel – in NIS, and in Europe – in Euros. An appreciation of the NIS, or, unless offset by a devaluation of the NIS, inflation in Israel, will have a negative effect on our profitability. Conversely, devaluations of the NIS relative to the dollar at a rate in excess of the rate of inflation in Israel could have a positive effect on our profitability. In 2004 we began selling to the European Union countries in Euros instead of dollars in order to reduce the exposure to fluctuations in the Euro exchange rate. We are still exposed to the risk of an appreciation of the Euro in the event our expenses in Euros exceed our sales in Euros. In addition, if the Euro devaluates relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit may be negatively affected as a result of a decrease in the dollar value of our sales.

The following table presents information about the rate of inflation in Israel:

Year ended December 31,	Israeli inflation rate %
1999	1.3
2000	0.0
2001	1.4
2002	6.5
2003	(1.9)
2004	1.1

We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel, or if there will be a revaluation of the NIS or a revaluation or devaluation of the Euro against the Dollar. Because exchange rates between the NIS and the dollar and between the Euro and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations or revaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in the statement of operations.

Market Risk

We do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk, with the exception of the following: Approximately 6% of our investment portfolio is invested in a structured note with guaranteed principal and changing interest. An increase in short-term interest rates will negatively affect the income received from this note. Approximately 40% of our investment portfolio is invested in high-rated marketable securities, mainly U.S. government agency bonds, and corporate bonds. Since these investments carry fixed interest rates, interest income over the holding period is not sensitive to changes in interest rates. We have no debt.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Yehuda Zisapel(1)	62	Chairman of the Board of Directors
Roy Zisapel(2)	34	Chief Executive Officer, President and Director
Meir Moshe	51	Chief Financial Officer

David G. Hubbard	52	President, Radware Inc.
Vered Raviv-Schwarz	35	General Counsel and Secretary
Sharon Trachtman	38	Vice President, Marketing
Amir Peles	33	Vice President, Chief Technology Officer
Asaf Ronen	31	Vice President, Research and Development

Yiftach Atir(1)(3)(4)	55	Director
Avigdor Willenz(1)(3)(4)	48	Director
Christopher McCleary (4)(5)	52	Director
Liora Katzenstein (2)(4)	49	Director
Kenneth E. Sichau (4) (6)	50	Director
Hagen Hultzsch (6)	64	Director

(1) Term as director expires at the annual meeting of shareholders to be held in 2006.
(2) Term as director expires at the annual meeting of shareholders to be held in 2007.
(3) External Director, as defined in the Israeli Companies Law.
(4) Qualified as an Independent Director, as determined under the Nasdaq rules, and serves on the Audit Committee of the Board of Directors.
(5) Term as director expires at the annual meeting of shareholders to be held in 2005.
(6) Nominated until the next annual meeting and therefore is not a part of any class.

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

Roy Zisapel, co-founder of our company, has served as our President and Chief Executive Officer and a director since our inception. Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel serves as a director in Infogate On Line Ltd. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel-Aviv University. Roy Zisapel is the son of Yehuda Zisapel.

Meir Moshe has served as our Chief Financial Officer since June 1999. From June 1997 to June 1999, Mr. Moshe was Chief Financial Officer, Secretary and Treasurer of ForSoft Ltd. Mr. Moshe holds a B.Sc. in economics and accounting from Tel Aviv University and is a certified public accountant.

David Hubbard has served as President of Radware Inc. (President Americas) since May 2004. Mr. Hubbard has a 25 year track record of Sales and Strategic Marketing of WAN/Server/Storage networking solutions to Global 2000 enterprises. Mr. Hubbard was previously VP/GM QLogic Corporation SAN Switch Division, Sr. VP Sales/Marketing INRANGE Technologies WAN Switch division, Sr. VP Sales/Marketing Computerm Corporation, Sr. Director Marketing at Computer Network Technology, and held various senior executive positions at Digital Equipment Corporation. Mr. Hubbard began his career in Canada with a B.Sc. Electrical Engineering degree in computerization from the University New Brunswick.

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

Yiftach Atir has served as a director since November 1997. Since January 2003, Mr. Atir has been a private consultant in the field of investments and investment banking. From August 2000 until January 2003, Mr. Atir served as the managing director of Koor Corporation Venture Capital. Until July 2000, Mr. Atir served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994. Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces. Mr. Atir also serves as a director in Aran Research and Development (1982) Ltd. Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University.

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

Christopher McCleary has served as a director since February 2000. Mr. McCleary is currently a Venture Partner at Blue Chip Venture Company. He was previously the founder, Chairman and CEO of Evergreen Assurance, Incorporated. Mr. McCleary was previously non-executive Chairman of USinternetworking Inc. and served as the Chairman and Chief Executive Officer of USi from January 1998 until June 2000. Prior to founding USi, he was the Chairman and Chief Executive Officer of DIGEX, Inc. from January 1996 to December 1997. From October 1990 to January 1996, Mr. McCleary served as Vice President and General Manager for Satellite Telephone Service at American Mobile Satellite Corporation, a satellite communications company. Mr. McCleary has a BGS from the University of Kentucky.

Liora Katzenstein has served as a director since January 2001. In 1996 Prof. Katzenstein founded and has since served as President of ISEMI – Israel School of Entrepreneurial Management and Innovation (Part of Swinburne University of Technology’s (Australia) Graduate School of Entrepreneurship). Prof. Katzenstein also lectured in Business Administration at the Harvard Business School, Tel Aviv University, Nanyang Technological University (Singapore), the Technion, Israel Institute of Technology and in the Israeli Management Center. From 1995 to 1996 Prof. Katzenstein was an associate Dean at TISOM – Tel Aviv International School of Business, and from 1992 to 1995 she was a Senior Lecturer at the Tel Aviv University Recanati Graduate School of Business Administration. Prof. Katzenstein also serves as a director in Radvision Ltd., RiT Technologies Ltd. and OTI Ltd. Prof. Katzenstein has a ‘License’ and a Ph.D. in International Economics from the Graduate Institute of International Studies, University of Geneva, and an MALD in Law and Diplomacy from the Fletcher School of Law and Diplomacy, Tufts University.

Kenneth E. Sichau has served as a director since October 2004. Mr. Sichau is a seventeen year veteran of the telecommunications industry, having held senior leadership positions in sales, marketing, product management and operations. Most recently he was President, AT&T Business Sales for AT&T where he was an EVP and a member of AT&T’s Executive Committee. He retired from AT&T in 2003. Prior to AT&T, he was a Vice President of Business Development at Marriott Corporation. Currently Mr. Sichau serves as a management advisor to small and mid- size companies. Mr. Sichau is a veteran of the U.S. Navy, where he served as a Naval Aviator. He holds a BS from the US Naval Academy and a MBA from Harvard Business School.

Hagen Hultzsch has served as a director since January, 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. As of March 2005, he serves as a Board Member in the following companies: InSynCo AG, VoiceObjects AG, T-Systems Solutions for Research, ICANN Inc., TranSwitch Corporation Inc., SCM-Microsystems Inc., RIT Ltd., Aspect Corporate Advisors, EUTEX AG, SUP Consultants, Convergys Inc., Communardo Software GmbH, TVM GmbH, XTraMind Technologies GmbH, Narus Corporation Inc., Actelis Networks Inc., Axerra Networks, Ceragon Networks, International Club La Redoute Bonn. Dr. Hultzsch holds a PhD. from Mainz University.

Except as described above, there are no family relationships between any of the directors or members of senior management named above.

Mr. Chris McCleary, Mr. Yiftach Atir, Mr. Avigdor Willenz, Prof. Liora Katzenstein, Mr. Kenneth Sichau and Dr. Hagen Hultzsch qualify as independent directors under the current Nasdaq National Market requirements.

Compensation

Under our articles of association, no director may be paid any remuneration by the company for his services as director except as may be approved pursuant to the provisions of the Companies Law, which require the approval of the Audit Committee, the Board of Directors and then the approval of the shareholders of the company, in that order. An external director is entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service as an external director. The following table sets forth all compensation we paid with respect to all of our directors and officers as a group for the year ended December 31, 2004. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All directors and officers as a group, consisting of 12 persons	$1,129,000	$158,000

As of March 30, 2005, our directors and officers as a group, consisting of 12 persons, held options to purchase an aggregate of 1,832,500 ordinary shares. Other than reimbursement for expenses and grant of options to purchase shares of the Company, we do not compensate our directors for serving on our board of directors.

Each of our independent directors, including our external directors, is granted options to purchase ordinary shares for each year of service. This grant was approved by our shareholders.

During 2004, we granted to our directors and officers options to purchase 210,000 ordinary shares, in the aggregate, at a weighted average exercise price of $19.19. The options expire sixty-two months after grant.

Board Practices

The board of directors appoints committees to help carry out its duties. Each committee reviews the results of its meetings with the full board of directors. The board of directors established its Audit and Share Incentive Committees in 1999, and its Compensation Committee (which replaced the Share Incentive Committee) in 2004. Only non-employee directors serve on our Audit Committee and Compensation Committee.

Nasdaq National Market

Our ordinary shares are listed for quotation on the Nasdaq National Market and we are subject to the rules of the Nasdaq National Market applicable to listed companies. Under the Nasdaq rules, companies quoted on Nasdaq are required, among others, to have an audit committee with at least three independent directors. For additional information on our Audit Committee see the caption titled “Audit Committee” and “Our Committees” below.

Israeli Companies Law

We are subject to the provisions of the Israeli Companies Law and the regulations adopted thereunder.

Our Committees

Audit Committee

Nasdaq Requirements

As described above, under the current Nasdaq rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The members of the Audit Committee, Mr. Chris McCleary, Mr. Yiftach Atir, Mr. Avigdor Willenz, Prof. Liora Katzenstein and Mr. Kenneth Sichau qualify as independent directors under the current Nasdaq National Market requirements. The Audit Committee has adopted a charter.

The Audit Committee of the Board of Directors assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The Audit Committee also has the sole authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors (or to nominate the independent auditors for stockholder approval) and to pre-approve audit engagement fees and all permitted non-audit services and fees.

The Audit Committee met five times during fiscal year 2004. Mr. Yiftach Atir, Prof. Liora Katzenstein, Mr. Christopher McCleary and Mr. Avigdor Willenz attended all of the Audit Committee meetings. Mr. Kenneth Sichau joined the Audit Committee in the beginning of 2005. For additional information on our Audit Committee see the caption titled “Our Committees” below.

Israeli Companies Law Requirements

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

Under the Companies Law, the duty of the audit committee is (1) to identify irregularities in the business management of the company, including in consultation with the internal auditor and/or the company's independent accountants, and to recommend remedial measures to the board, and (2) to review, and, where appropriate, approve certain interested party transactions specified under the Companies Law, as more fully described below. Our Audit Committee consists of our external directors, and three additional directors, Mr. Christopher McCleary, Prof. Liora Katzenstein and Mr. Kenneth Sichau.

Approval of Interested Party Transactions

The approval of the audit committee is required under the Israeli Companies Law to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. An audit committee may not approve an action or a transaction with interested parties or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which an approval was granted. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager.

Compensation Committee

Our compensation committee consists of our independent directors, Messrs. Kenneth Sichau, Chris McCleary and Avigdor Willenz. On March 8, 2005, our compensation committee adopted a charter, which sets forth the committee’s responsibilities. Pursuant to the charter, the compensation committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the board of directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the board of directors issue options under our stock option plans.

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or such person’s relative, partner, employer or any entity under the person’s control has, as of the person’s appointment to serve as an external director, or had during the two years preceding that date, any affiliation with:

•	The company;

•	Any entity controlling the company; or

•	Any entity controlled by the company or by this controlling entity.

The term affiliation includes:

•	An employment relationship;

•	A business or professional relationship maintained on a regular basis;

•	Control; and

•	Service as an office holder, excluding service as an office holder during the three month period in which the company first offers its shares to the public.

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer, a vice president and any officer of the company that reports directly to the chief executive officer.

No person can serve as an external director if the person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office as an external director, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of External Directors

External directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

•	At least one third of the shares of non-controlling shareholders voted at the meeting in favor of the election; or

•	The total number of shares voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for one additional three year term. External directors may be removed from office only by the vote of the same percentage of shareholders as is required for their election, or by a court only if they cease to meet the statutory qualifications for appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director, except for the audit committee which is required to include all the external directors.

Currently, Messrs. Yiftach Atir and Avigdor Vilenz qualify as external directors under the Companies Law and were elected by the general shareholders meeting held in June 2000, to serve as our external directors, and were re-elected to an additional three-year term in June of 2003.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company's conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. We have appointed Mr. Gideon Duvshani, CPA, as our internal auditor.

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	Information regarding the advisability of a given action submitted for his approval or performed by him by virtue of his position; and

•	All other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	Refrain from any conflict of interest between the performance of his duties in the company and the performance of his other duties or his personal affairs;

•	Refrain from any activity that is competitive with the company;

•	Refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	Disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

Disclosure of Personal Interest of an Office Holder

•
The Companies Law requires that an office holder of a company disclose to the company any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. If the transaction is an extraordinary transaction, the office holder’s duty to disclose also applies to a personal interest of a relative of the office holder.

Under the Companies law, an extraordinary transaction is a transaction:

•	Other than in the ordinary course of business;

•	Not on market terms; or

•	That is likely to have a material impact on the company's profitability, assets or liabilities.

Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest unless the articles of association provide otherwise. Nevertheless, a transaction that is adverse to the company's interest may not be approved.

If the transaction is an extraordinary transaction, approval is required of both the audit committee and the board of directors, in that order. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is also required.

Under the Companies Law, all arrangements as to compensation of directors in public companies such as ours generally require the approvals of the audit committee, the board of directors and the shareholders, in that order.

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

Shareholders generally have the right to examine any document in the company's possession pertaining to any matter that requires shareholder approval.

General Duties of Shareholders

Under the Companies Law, each shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations toward the company and other shareholders and to refrain from abusing his power in the company, such as shareholder votes. Furthermore, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he/it possesses the power to determine the outcome of a shareholder vote, and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power toward the company. However, the Companies Law does not define the substance of this duty of fairness.

Staggered Board

Our articles of association provide for a board of directors of not less than five and not more than nine directors. Currently, our board consists of eight directors, including the external directors. In accordance with the terms of our articles of association, our board of directors (other than our external directors) is divided into three classes with each class serving until the third annual meeting following their election as follows:

Class*	Term expiring at the annual meeting for the year	Directors
Class I	2006	Yehuda Zisapel
Class II	2007	Roy Zisapel and Prof. Liora Katzenstein
Class III	2005	Christopher McCleary

Mr. Kenneth Sichau and Dr. Hagen Hultzsch were nominated by the Board of Directors until the next annual meeting of shareholders.

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

Founders’ Agreement

On April 1, 1997, we entered into an agreement with our founders, Messrs. Zohar, Yehuda and Roy Zisapel, pursuant to which Roy Zisapel agreed to serve as our chief executive officer for a period of no less than five years. In consideration for his services:

•
We agreed to pay Roy Zisapel an annual salary of approximately $44,000, plus benefits, including contributions to a managers’ insurance policy (his salary was increased in 2000 and 2001 and is now approximately $120,000, plus benefits); and

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

As of December 31, 2004, we had 361 employees worldwide, of whom 160 were based in Israel, 100 were based in the United States and 101 were based in our other subsidiaries and offices. Of these 361 employees, 108 were employed in research and development, 191 were employed in sales, technical support and marketing, and 62 were employed in management, operations and administration.

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

Share Ownership

The following table sets forth certain information regarding the ownership of our ordinary shares by our directors and officers as of April 10, 2005. The percentage of outstanding ordinary shares is based on 18,650,583 ordinary shares outstanding as of April 10, 2005.

Name	Number of ordinary shares		Percentage of outstanding ordinary shares
Yehuda Zisapel	2,545,877		13.7%
Roy Zisapel	839,803	(1)	4.5%
All directors and executive officers as a group (12 persons) (2)(3)	3,962,995		21.2%

(1)   Consists of 439,803 shares and 400,000 options which are fully vested or will be vested in the 60 days following the date of this Annual Report.

(2)   Consists of 3,102,995 shares and 860,000 options which are fully vested or which will be fully vested within the next 60 days.

(3)   Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options held by each such party, and which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

Key Employee Share Incentive Plan

In June 1997, we adopted our Key Employee Share Incentive Plan (1997). Options granted pursuant to our share option plan are for a term of sixty-two months from the date of the grant of the option. As of December 31, 2004, 6,311,690 ordinary shares have been reserved for option grants under the plan, of which we have granted options to purchase 6,308,647 ordinary shares, at a weighted average exercise price of $10.07 per ordinary share. We intend to grant further options under our share option plan to our executive officers and employees, however, in light of the new accounting standard of SFAS No. 123R we may amend our option plan, reduce the number of options granted to the employees or suggest alternative compensation schemes. The annual shareholders meeting held on September 13, 2004 approved an increase in the number of ordinary shares reserved for option grants under the plan, in an amount equal to 3% of the our issued and outstanding stock for the year 2005.

Our share option plan is administered by the compensation committee of our board of directors. Under Section 112 of the Companies Law, the compensation committee may only advise our board of directors with regard to the grant of options, and the actual grant is carried out by our board of directors. Pursuant to the plan, the committee has the authority to determine (subject to applicable law), or advise the board of directors, in its discretion:

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

In order to comply with the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”), which were amended in January 2003, on March 5, 2003, our board of directors adopted an addendum to our share option plan with respect to options granted on or after January 1, 2003 to grantees who are residents of Israel (the “Addendum”). The Addendum does not add to nor modify our share option plan in respect to grantees that are not residents of Israel.

Directors and Consultants Option Plan

On February 18, 2000 we adopted a Directors and Consultants Option Plan. Options granted pursuant to our share option plan are for a term of sixty-two months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Key Employee Share Incentive Plan. The shares reserved for the Key Employee Share Incentive Plan provide for the Directors and Consultants Option Plan as well, and the same Compensation Committee administers the two plans. The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares. The shares reserved for the 1997 Key Employee Share Incentive Plan, are also used for option grants under the Directors and Consultants Option Plan.

1999 Employee Stock Purchase Plan

We adopted an Employee Stock Purchase Plan effective as of May 1, 2000. The purpose of the employee stock purchase plan is to align employee and shareholder long-term interests by facilitating the purchase of our ordinary shares by employees and to enable employees to develop and maintain significant ownership of ordinary shares. The Stock Purchase Plan applies only to employees of our U.S. subsidiary, Radware Inc. The employee stock purchase plan is intended to comply with the requirements of Section 423 of the Internal Revenue Code, and to assure the participants of the tax advantages provided thereby. The number of our ordinary shares available for issuance under the employee stock purchase plan is limited to 750,000 ordinary shares. All employees of the company or its designated subsidiaries who have at least one year of service and work more than 20 hours per week and five months in a calendar year will be eligible to participate in the employee stock purchase plan, other than employees who are "highly compensated" within the meaning of Section 414(q) of the Code and employees who are five percent or more stockholders of the company or any parent or subsidiary of the company. Currently only employees of our U.S. subsidiary, Radware Inc., have been designated to participate in the plan.

Pursuant to the employee stock purchase plan, each eligible employee will be permitted to purchase ordinary shares up to two times per calendar year through regular payroll deductions in an aggregate amount equal to 1% to 10% of the employee's base pay, as elected by the employee, for each payroll period. The initial offering period commenced on November 15, 2000 and ended on November 14, 2002. Each subsequent offering period will have a duration of approximately two years. Each purchase period will have a duration of approximately six months.

As of the last day of each purchase period ending within an offering period, participating employees will be able to purchase ordinary shares with payroll deductions for a purchase price equal to the lesser of: 85% of the fair market value of the ordinary shares on the date the offering period begins; and 85% of the fair market value of the ordinary shares on the last day of the purchase period.

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

2002 Employee Stock Purchase Plan

We adopted an additional Employee Stock Purchase Plan effective as of November 26, 2002, which was applied to the employees of the Company in Israel. The terms and conditions of the 2002 Employee Stock Purchase Plan are similar to the 1999 and 2001 Employee Stock Purchase Plan, with certain variations resulting from the fact that it complies with Israeli tax law, unlike the 1999 and 2001 plans which are used for the employees of our U.S. subsidiary and comply with U.S. tax laws. The number of our ordinary shares available for issuance under the employee stock purchase plan is limited to 300,000 ordinary shares. The initial offering period commenced on November 30, 2002 and ended on the last trading day on or prior to the second anniversary of the commencement date. A new offering period commenced in November 2004. Each subsequent offering period will have a duration of approximately two years. Each purchase period will have a duration of approximately six months.

ITEM 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 10, 2005, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel(1)	2,545,877	13.7%

(1) Includes 463,400 ordinary shares owned of record by Carm-AD Ltd., an Israeli company, which is controlled by Yehuda Zisapel.

Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal stockholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel Aviv is material to our operations. We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions were arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreement, and confirmed that they were not different than that which could have been obtained from unaffiliated third parties. In addition, the Company purchases different services from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication services. In the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in certain terms than might be available from unaffiliated third parties on similar issues. In the event that the transaction with members of the RAD-Bynet Group is terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may not be available to us.

All transactions and arrangements with affiliated parties, including other members of the RAD-Bynet Group, require approval by the audit committee and our board of directors and may, to the extent necessary, require approval by our shareholders.

Services Furnished by members of the RAD-Bynet Group

Some companies which are also members of the RAD-Bynet Group provide us with marketing, administrative and network management services, and we reimburse each for its costs in providing such services. The aggregate amount of the reimbursements to such companies amounted to approximately $357 thousand in 2004.

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from two private companies owned by Messrs. Zohar Zisapel and Yehuda Zisapel. The facilities are located in a five-story building in Tel Aviv, Israel, and consist of approximately 30,785 square feet. The monthly rent amounts to approximately $44 thousand. The lease expires in October 2005, and was renewed, under more favorable terms and lower rent for an additional period of two years. We also lease additional 3,821 square feet in the building under the same lease agreement and sublease this area to an affiliated company of ours and to another company, back-to-back. We entered into an agreement with RAD Data Communications, Inc, pursuant to which we will lease approximately 10,201 square feet in Mahwah, New Jersey, consisting of 5,940 square feet of office space and 4,261 square feet of warehouse space, in consideration for annual rent of approximately $18 thousand (including taxes and management fees). The lease expires on April 20, 2006.

Distribution Agreement

Bynet Data Communications Ltd., a member of the RAD-Bynet Group distributes our products in Israel on a non-exclusive basis. We have a written distributor agreement with Bynet according to which we provide them with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet Data Communications amounted to $2,325 thousand during 2004. In addition to the sales under the Distribution Agreement, during 2004 we sold products in the ordinary course of business to other members of the RAD Group for a total of $75 thousand.

Founders’ Agreement

See discussion in Item 6 - “Directors and Senior Management.”

Interests of Experts and Counsel

Not applicable

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See financial statements under Item 18.

A.7. Legal Proceedings

In December 2001, the Company, its Chairman Yehuda Zisapel, its President, Chief Executive Officer and Director Roy Zisapel and its Chief Financial Officer Meir Moshe (the “Individual Defendants”) and several underwriters in the syndicates for our September 30, 1999 initial public offering and January 24, 2000 secondary offering, were named as defendants in a class action complaint alleging violations of the federal securities laws in the United States District Court, Southern District of New York. The complaint seeks unspecified damages as a result of alleged violations of Section 11 of the Securities Act of 1933 against all the defendants and Section 15 of the Securities Act of 1933 against the Individual Defendants arising from activities purportedly engaged in by the underwriters in connection with our initial public offering and secondary offering. Plaintiffs allege that the underwriter defendants agreed to allocate stock in the Company's initial public offering and secondary offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. An amended complaint filed on April 19, 2002, which is now the operative complaint, added a claim under Section 10(b) of the Securities Exchange Act of 1934 against the Company and a claim under Section 20(a) of the Securities Exchange Act of 1934 against the Individual Defendants. Plaintiffs allege that the Prospectuses for the Company's initial public offering and secondary offering were false and misleading because they did not disclose these arrangements. The action is being coordinated with approximately three hundred other nearly identical actions filed against other companies before one judge in the U.S. District Court for the Southern District of New York. A motion to dismiss addressing issues common to the companies and individuals who have been sued in these actions was filed on July 15, 2002. On October 9, 2002, the court dismissed the Individual Defendants from the case without prejudice based upon Stipulations of Dismissal filed by the plaintiffs and the Individual Defendants. This dismissal disposed of the Section 15 and 20(a) control person claims without prejudice, since these claims were asserted only against the Individual Defendants.  On February 19, 2003, the Court denied the motion to dismiss with respect to the Company. On October 13, 2004, the Court certified a class in six of the approximately 300 other nearly identical actions and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. Plaintiffs have not yet moved to certify a class in the Radware case. We approved a settlement agreement and related agreements which set forth the terms of a settlement between the Company, the Individual Defendants, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. Among other provisions, the settlement provides for a release of the Company and the Individual Defendants for the conduct alleged in the action to be wrongful. The Company would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. To the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers’ settlement agreement. To the extent that the underwriter defendants settle for less than $1 billion, the issuers are required to make up the difference. It is anticipated that any potential financial obligation of Radware to plaintiffs pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance. We are currently not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from its insurance carriers. Its carriers are solvent, and we are not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. Therefore, we do not expect that the settlement will involve any payment by the Company. If material limitations on the expected recovery of any potential financial obligation to the plaintiffs from our insurance carriers should arise, our maximum financial obligation to plaintiffs pursuant to the settlement agreement would be less than $3.4 million. On February 15, 2005, the court granted preliminary approval of the settlement agreement, subject to certain modifications consistent with its opinion. Judge Scheindlin ruled that the issuer defendants and the plaintiffs must submit a revised settlement agreement which provides for a mutual bar of all contribution claims by the settling and non-settling parties and does not bar the parties from pursuing other claims. There will be a conference with Judge Scheindlin on April 14, 2005 to discuss the status of the revised settlement agreement. The underwriter defendants will have an opportunity to object to the revised settlement agreement. There is no assurance that the parties to the settlement will be able to agree to a revised settlement agreement consistent with the court’s opinion, or that the court will grant final approval to the settlement to the extent the parties reach agreement. If the settlement agreement is not approved and we are found liable, we are unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than our insurance coverage, and whether such damages would have a material impact on our results of operations, cash flows or financial condition in any future period.

On July 16, 2004 we filed a lawsuit in the District Court of New Jersey against F5 Networks, Inc. for infringement of our patent directed at a method for load balancing by global proximity. The lawsuit was settled on March 10, 2005. The settlement agreement does not have a material affect on the Company.

From time to time, we are involved in routine trade litigation.

We are not subject to any additional material legal proceedings.

Significant Changes

We are not aware of any significant changes bearing upon our financial condition since the date of the audited consolidated financial statements included in this annual report.

ITEM 9. The Listing

A. Listing Details

Our ordinary shares have been listed for quotation on the Nasdaq National Market as of September 30, 1999, and, since May 12, 2004 on the Tel Aviv Stock Exchange, or TASE, both under the symbol “RDWR”.

The following table sets forth the high and low closing price for our ordinary shares as reported by the Nasdaq National Market and TASE for the periods indicated:

Annual High and Low	Nasdaq National Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2000	$67.44	$14.94	—
2001	$21.94	$7.63	—
2002	$12.95	$6.5	—

Quarterly High and Low

2003
First Quarter	$10.3	$7.97	—
Second Quarter	$18.15	$10.89	—
Third Quarter	$22.89	$15.44	—
Fourth Quarter	$28.54	$18.74
2004
First Quarter	$32.42	$22.83	—
Second Quarter	$28.22	$14.94	NIS 82.62	NIS 69.60
Third Quarter	$22	$16.45	NIS 98.76	NIS 74.43
Fourth Quarter	$27.19	$21.92	NIS 118.00	NIS 97.20

Most recent six months

2005
April 1-10	$23.42	$24.65	NIS 108.90	NIS 101.40
March	$26.56	$23.46	NIS 115.00	NIS 102.70
February	$25.88	$22.24	NIS 112.30	NIS 98.07
January	$25.28	$22.64	NIS 114.90	NIS 99.91
2004
December	$27.19	$24.88	NIS 118.00	NIS 107.80
November	$25.41	$23.62	NIS 112.40	NIS 101.60
October	$24.7	$21.92	NIS 110.80	NIS 97.20

Plan of Distribution

Not applicable

Markets

Our ordinary shares are listed for quotation on the Nasdaq National Market under the symbol “RDWR”.

Selling Shareholders

Not applicable

Dilution

Not applicable

Expenses of the Issue

Not applicable

ITEM 10.  ADDITIONAL INFORMATION

A.  Share Capital

Not applicable

B. Memorandum and Articles of Association

Set out below is a description of certain provisions of our Memorandum of Association and Articles of Association, and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles which are incorporated by reference to exhibits to this Annual Report and by Israeli law.

We were first registered under Israeli law on May 16, 1996 as a private company, and on November 18, 1999 became a public company. Our registration number with the Israeli registrar of companies is 52-004437-1.

Objects and Purposes

Pursuant to our articles of association, our object is to engage, directly or indirectly, in any lawful undertaking or business whatsoever, including, without limitation, as stipulated in our Memorandum of Association, which was filed with the Israeli registrar of companies.

Shares; Transfer of Shares

Our registered capital is divided into 30,000,000 ordinary shares of nominal (par) value NIS 0.10 each. There are no other classes of shares. All of our outstanding shares are fully paid and non-assessable. The shares do not entitle their holders to preemptive rights and fully paid ordinary shares may be freely transferred pursuant to our articles of association unless such transfer is restricted or prohibited by another instrument.

Dividend and Liquidation Rights

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, and provided further that our shareholders approved the final dividend declared by the board, in an amount not to exceed the board’s recommendation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting, Shareholders' Meetings and Resolutions

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

Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days. The Companies Law also provides that the record date for the participation of shareholders of a company whose shares are traded or registered outside of Israel such as us may be no more than 40 but no less than 4 days prior to the meeting, provided that notice for said meeting is given prior to the record date. A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative.

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

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority of the shares present, in person or by proxy, and voting on the matter. However, our articles of association require approval of at least 75% of the shares present and voting to increase our share capital or to change its structure, grant any special rights to the holders of a class of shares with preferential rights or change such rights previously granted or remove directors from office.

Subject to the Companies Law, a resolution in writing signed by the holders of all of our ordinary shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent will be sufficient to adopt the resolution in lieu of a meeting.

General Duties of Shareholders

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards the company and other shareholders and refrain from abusing his power in the company, such as in voting in the general meeting of shareholders on the following matters:

•	Any amendment to the articles of association;

•	An increase of the company's authorized share capital;

•	A merger; or

•	Approval of certain related party transactions and actions which require shareholder approval pursuant to the Companies Law.

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

Mergers and Acquisitions under Israeli Law

There are no specific provisions of our memorandum or articles of association that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, certain provisions of the Companies Law may have such effect.

The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders’ meeting. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power of the right to appoint 25% or more of the directors of the other party), vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

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

The Companies Law also provides that an acquisition of shares of a public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no 25% or greater shareholder in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

Modification of Class Rights

Our articles of association provide that the rights attached to any class (unless otherwise provided by the terms of such class), such as voting, rights to dividends and the like, may be varied by written consent of holders of seventy-five percent of the issued shares of that class, or by adoption by the holders of seventy-five percent of the shares of that class at a separate class meeting. Subject thereto, the conditions imposed by our articles of association governing changes in the rights of any class of shares, are no more stringent than is required by Israeli law.

Board of Directors

According to the Companies Law and our articles of association, the management of our business is vested in our board of directors. Our articles of association provide that the board of directors shall consist of not less than five and not more than nine directors. In accordance with our articles of association, our board of directors (other than our external directors) is divided into three classes with each class serving until the third annual meeting following their election, as more fully described in Item 6C under “Staggered Board”. There is no requirement under our articles or Israeli law for directors to retire on attaining a specific age. Our articles do not require directors to hold our ordinary shares to qualify for election.

The board of directors may exercise all such powers and may take all such actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause the company to borrow or secure payment of any sum or sums of money for the purposes of the Company, at such times and upon such terms and conditions as it thinks fit, including the grants of security interests on all or any part of the property of the company. In addition, the Companies Law requires that transactions between a company and its office holders (which term includes directors) or that benefit its office holders, including arrangements as to the compensation of office holders, be approved as provided for in the Companies Law and the company's articles of association, as more fully described in Item 6C under “Approval of Specified Related Party Transactions Under Israeli Law”.

A resolution proposed at any meeting of the board of directors shall be deemed adopted if approved by a majority of the directors present and voting on the matter.

Exculpation, Insurance and Indemnification

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the maximum extent permitted by law.

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

Exculpation and Indemnification of Office Holders

Under the Companies Law, we may indemnify any of our office holders against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

•
A financial liability imposed on him in favor of another person by a court judgment, including a settlement or an arbitration award approved by the court. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

•
Reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings other than with respect to a criminal offense that does not require proof of criminal intent; and

•
Reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

Limitations on Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•
A breach by the office holder of his duty of loyalty unless, with respect to indemnification or insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

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

We currently hold directors and officers liability insurance for the benefit of our office holders. In general, we submit the renewal of our policy to the approvals of our audit committee, board of directors and shareholders, in that order, every year.

Material Contracts

For a summary of our material contracts, see Item 7 – “Related Party Transactions”.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities derived after January 1, 2003). However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Stamp Duty

The Israeli Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, determines, among other things, that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. As a result of the aforementioned amendment to the Stamp Duty Law, the Israeli tax authorities have approached many companies in Israel and requested disclosure of all agreements signed by such companies after June 1, 2003, with the aim of collecting stamp duty on such agreements. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice.

Based on advice from counsel, we believe that we may only be required to pay stamp duty on documents signed on or after August 2004. However, we cannot assure you that the tax authorities or the courts will accept such view.

In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended (the “Investments Law”), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investments Law will expire on March 31, 2005, unless its term will be extended. Accordingly, requests for new programs or expansions that are not approved on or before March 31, 2005 will not confer any tax benefits, unless the term of the law will be extended. On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the Investments Law. Among others, the bill introduces changes to both the criteria and procedure for obtaining approved enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to approved enterprises. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. In order to enact the bill as legislation, the bill must be approved by the Israeli parliament and published.  The bill was approved by the Israeli parliament on March 29, 2005. However, since the final law has yet to be published, we and our shareholders face uncertainties as to the potential consequences of the final law. Because we cannot predict whether, and to what extent, the bill will eventually be enacted into law, we and our shareholders face uncertainties as to the potential consequences of the bill.

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

The Investments Law provides that an approved enterprise is eligible for tax benefits on taxable income derived from its approved enterprise programs. The tax benefits under the Investments Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel. In addition, the tax benefits available to an approved enterprise are contingent upon the fulfillment of conditions stipulated in the Investments Law and regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

The Investments Law also provides that an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved enterprise program.

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier.

A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors’ company. A foreign investors’ company is a company which more than 25% of its share capital and combined share and loan capital is owned by non-Israeli residents. A company that qualifies as a foreign investors’ company and has an approved enterprise program is eligible for tax benefits for a ten-year benefit period. As specified above, depending on the geographic location of the approved enterprise within Israel, income derived from the approved enterprise program may be exempt from tax on its undistributed income for a period of between two to ten years, and will be subject to a reduced tax rate for the remainder of the benefits period. The tax rate for the remainder of the benefits period will be 25%, unless the level of foreign investment exceeds 49%, in which case the tax rate will be 20% if the foreign investment is more than 49% and less than 74%; 15% if more than 74% and less than 90%; and 10% if 90% or more.

Subject to applicable provisions concerning income under the alternative package of benefits, dividends paid by a company are considered to be attributable to income received from the entire company and the company’s effective tax rate is the result of a weighted average of the various applicable tax rates, excluding any tax-exempt income. Under the Investments Law, a company that has elected the alternative package of benefits is not obliged to distribute retained profits, and may generally decide from which year’s profits to declare dividends. We currently intend to reinvest any income derived from our approved enterprise program and not to distribute such income as a dividend.

The Investment Center has granted us an approval to establish an approved enterprise program under the Investments Law, at our facilities in Tel Aviv and Jerusalem.

The current benefits for an approved enterprise program in Jerusalem provide that income derived from the approved enterprise program allocated to the approved enterprise in Jerusalem is tax exempt for six years commencing with the year in which the approved enterprise first generates taxable income and will be taxed at a reduced company tax rate of up to 25% (rather than the regular corporate tax rate), for one additional year. The six-year tax exemption period may be extended to ten years, without an additional year of reduced tax rate, if the approved enterprise applies to the Investment Center for recognition as a “High Technology” facility and this status is recognized.

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

In 2004, the Company began to utilize the above mentioned tax benefits, and they are scheduled to gradually expire through 2013. As of December 31, 2004, retained earnings included approximately $13,600 in tax-exempt income earned by the Company’s "Approved Enterprise". The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s "Approved Enterprise".

If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% - 25%) and an income tax liability of approximately between $1,400 to $3,400 would be incurred.

Income from sources other than the “Approved Enterprise” will be subject to the tax at the regular rate.

During 2004, the Company's production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an expansion program to its Approved Enterprise status by the Investment Center.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

•	Deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

•	Accelerated depreciation rates on equipment and buildings; and

•
Deductions over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, 1985 ("the Israeli law"), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar.

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

Generally, capital gains tax is imposed on Israeli residents at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as RADWARE). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will generally be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that will be taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

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

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention Between the government of the United States of America and the government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax at the rate of up to 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

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

United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes the material United States federal income tax consequences to a U.S. Holder of our ordinary shares. A “U.S. Holder” means a holder of our ordinary shares who is:

•	A citizen or resident of the United States for U.S. tax purposes;

•
A corporation or partnership (or other entity taxable as a corporation or partnership for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	An estate, the income of which is subject to United States federal income tax regardless of its source; or

•
A trust (i) if, in general a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion considers only U.S. Holders that will own their ordinary shares as capital assets and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares. Material aspects of U.S. federal income tax relevant to a holder of our ordinary shares that is not a U.S. Holder (a “Non-U.S. Holder”) are also discussed below.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or United States federal income tax consequences to shareholders that are subject to special treatment, including holders that :

•	Are broker-dealers or insurance companies;

•	Have elected mark-to-market accounting;

•	Are tax-exempt organizations or retirement plans;

•	Are financial institutions or “financial services entities”;

•	Hold their shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	Acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	Are, or hold their shares through, partnerships or other pass-through entities;

•	Own directly, indirectly or by attribution at least 10% of our voting power; or

•	Have a functional currency that is not the U.S. dollar.

In addition, this discussion does not address any aspect of state, local or non-United States tax laws or the possible application of United States federal gift or estate tax.

Each holder of our ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such person’s particular circumstances.

Taxation of Ordinary Shares

Taxation of Dividends Paid On Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status”, a U.S. Holder will be required to include in gross income as dividend income the amount of any distribution paid on our ordinary shares, including any Israeli taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Dividends that are received by U.S. Holders that are individuals, estates or trusts will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Taxation of the Disposition of Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of our ordinary shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of our ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of our ordinary shares and converts the foreign currency into U.S. dollars subsequent to the settlement date or trade date (whichever date the taxpayer was required to use to calculate the value of the proceeds of sale) will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status. We will be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either 75 percent or more of our gross income in a taxable year is passive income or the average percentage (by value) of our passive assets during the taxable year is at least 50 percent. If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than nonresident aliens) dying before 2010 would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (a “QEF”), in which case the U.S. Holder would be taxed currently on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We have agreed to supply U.S. Holders with the information needed to report income and gain under a QEF election if we were a PFIC. As another alternative to the tax treatment described above, a U.S. Holder could elect to mark our ordinary shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of our shares and the shareholder’s adjusted basis in the shares. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder.

As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. We reasonably believe that we were not a PFIC for our tax year ended December 31, 2004.

It is possible that the Internal Revenue Service will attempt to treat us as a passive foreign investment company for 2004 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2005 or in subsequent years.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF election or the mark-to-market election.

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

Dividends and Paying Agents

Not applicable.

Statement by Experts

Not applicable.

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

In accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of The Nasdaq Stock Market, Inc., we have received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders. The basis for the exemption is that the generally accepted business practice in Israel, where we are incorporated, is not to distribute an annual report to shareholders. We post our Annual Report on Form 20-F on our web site (www.radware.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the Securities and Exchange Commission.

Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate most of our revenues in U.S. dollars and incur a portion of our expenses in NIS and in Euro. In 2004 we began selling to some European countries in Euro.

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. On December 31, 2004, we did not own any market risk sensitive instruments, except for the following: Approximately 6% of our investment portfolio is invested in a structured note with guaranteed principal and changing interest. An increase in short-term interest rates will negatively affect the income received from this note. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Approximately 40% of our investment portfolio is invested in high-rated marketable securities, mainly U.S. government agency bonds and corporate bonds. Since these investments carry fixed interest rates, interest income over the holding period is not sensitive to changes in interest rates.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF Proceeds

The effective date of the registration statement (No. 333-10752) for our initial public offering of our ordinary shares, NIS 0.1 par value, was September 29, 1999. The offering commenced on October 5, 1999, and terminated after the sale of all the securities registered. The managing underwriter of the offering was Salomon Smith Barney. We registered 4,025,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters' over-allotment option. Of such shares, we sold 3,500,000 ordinary shares at an aggregate offering price of $63.0 million ($18.00 per share) and certain selling shareholders sold an aggregate of 525,000 ordinary shares at an aggregate offering price of $9.45 million ($18.00 per share). Under the terms of the offering, we incurred underwriting discounts of $4.41 million. We also incurred estimated expenses of $1.82 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owing ten percent or more of any class of our equity securities, or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $56.8 million. None of the use of proceeds consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning ten percent or more of any class of our equity securities, or any of our affiliates.

In January 2000, we raised net proceeds of approximately $60.0 million in a public offering of our ordinary shares.

The net proceeds of the two offerings are kept in deposit until June 2005 at an interest rate of 4.8% in a structured note, in short-term bank deposits and in marketable securities.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to the Company and its subsidiaries required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2004. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

(b) Internal Control Over Financial Reporting.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Mssrs. Chris McCleary and Yiftach Atir, members of our Audit Committee, are financial experts as defined in the applicable regulations.

ITEM 16B. Code of Ethics

On February 2, 2004 our board adopted our Code of Ethics, a code that applies to all directors, officers and employees of the Company, including our Chief Executive Officer and President, Chief Financial Officer, Director of Finance and Corporate Controller. On January 30, 2005 our Board modified the Code of Conduct and Ethics. Our Code of Conduct and Ethics (as amended) has been posted on our Internet website, http://www.radware.com.

ITEM 16C. Principal Accountant Fees and Services

In the annual meeting held on September 13, 2004 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors for the 2004 fiscal year.

Ernst & Young billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2004	2003
	($ in thousands)

Audit Fees	60	50
Audit-Related Fees	5	20
Tax Fees	55	47

Total	120	117

"Audit Fees" are the aggregate fees billed for the audit of our annual financial statements, statutory audits and services that are normally provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit Fees.

“Tax Fees" are the aggregate fees billed for professional services rendered for tax compliance, tax advice on actual or contemplated transactions and tax planning such as assistance with tax audits and tax advice.

Audit Committee's pre-approval policies and procedures

Our Audit Committee oversees our independent auditors. See also the description under the heading "Board Practices" in Item 6. “Directors, Senior Management and Employees”. In 2003, our Audit Committee also adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Consulting Services that may be performed by our auditors. In addition, the Audit Committee limited the aggregate amount in fees our auditors may receive during the 2005 fiscal year for non-audit services in certain categories, unless pre- approved.

Our Director of Legal Affairs and Director of Finance review all individual management requests to engage our independent auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approve the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the Audit Committee on a case-by-case basis. Our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

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
Chairman of the Board of Directors
Date: April 13, 2005

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F2

Consolidated Balance Sheets	F3 - F4

Consolidated Statements of Operations	F5

Statements of Changes in Shareholders' Equity	F6

Consolidated Statements of Cash Flows	F7

Notes to Consolidated Financial Statements	F8 - F28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 30, 2005	A Member of Ernst & Young Global

-F2-

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$31,771	$30,073
Current maturity of long-term bank deposit	—	64,892
Short-term available-for-sale marketable securities	31,111	8,889
Short-term held-to-maturity marketable securities	—	5,166
Trade receivables (net of allowance for doubtful accounts of $ 669 and $ 1,060 in 2003 and 2004, respectively) *)	9,690	13,166
Other receivables and prepaid expenses	1,089	1,332
Inventories	2,998	4,094

Total current assets	76,659	127,612

LONG-TERM INVESTMENTS:
Long-term bank deposits	72,017	9,224
Long-term available-for-sale marketable securities	4,122	12,477
Long-term held-to-maturity marketable securities	—	26,320
Severance pay fund	1,435	1,921

Total long-term investments	77,574	49,942

PROPERTY AND EQUIPMENT, NET	3,479	4,452

INTANGIBLE ASSETS, NET, LONG-TERM DEFERRRED TAXES AND OTHER LONG-TERM ASSETS	402	1,235

Total assets	$158,114	$183,241

*) Includes balances in the amount of $ 202 and $ 1,004 with related parties as of December 31, 2003 and 2004, respectively (see also Note 12a).

The accompanying notes are an integral part of the consolidated financial statements.

-F3-

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share data

	December 31,
	2003	2004
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables *)	$4,285	$5,075
Deferred revenues	7,058	9,888
Other payables and accrued expenses	4,839	4,962

Total current liabilities	16,182	19,925

ACCRUED SEVERANCE PAY	1,625	2,399

MINORITY INTEREST	61	—

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.1 par value: Authorized - 30,000,000 shares as of December 31, 2003 and 2004; Issued and outstanding - 17,704,183 and 18,488,530 shares as of December 31, 2003 and 2004, respectively	439	457
Additional paid-in capital	138,552	145,439
Accumulated other comprehensive loss	(38)	(52)
Retained earnings	1,293	15,073

Total shareholders' equity	140,246	160,917

Total liabilities and shareholders' equity	$158,114	$183,241

*) See Note 12a for balances with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

-F4-

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2002	2003	2004

Revenues *)	$43,663	$54,780	$68,439
Cost of revenues *)	7,946	9,854	12,184

Gross profit	35,717	44,926	56,255

Operating expenses: *)

Research and development	7,809	8,398	10,342
Sales and marketing	30,019	29,753	31,898
General and administrative	4,219	4,120	4,493

Total operating expenses	42,047	42,271	46,733

Operating income (loss)	(6,330)	2,655	9,522
Financial income, net	4,240	3,740	4,565

Income (loss) before income taxes	(2,090)	6,395	14,087
Income taxes	—	—	341

Income (loss) before minority interest in losses (earnings) of a subsidiary	(2,090)	6,395	13,746
Minority interest in losses (earnings) of a subsidiary	(23)	(40)	34

Net income (loss)	$(2,113)	$6,355	$13,780

Basic net earnings (loss) per share	$(0.13)	$0.37	$0.77

Diluted net earnings (loss) per share	$(0.13)	$0.34	$0.70

*)  See Note 12b for transactions with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

-F5-

RADWARE LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Deferred stock compensation	Treasury shares, at cost	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total comprehensive income (loss)	Total

Balance as of January 1, 2002	16,520,836	$413	$131,615	$(394)	$—	$—	$(2,696)		$128,938
Repurchase of shares, net	(32,700)	—	—	—	(254)	—	—		(254)
Issuance of shares upon exercise of stock options and upon purchase of shares under ESPP	525,978	11	401	—	—	—	—		412
Amortization of deferred stock compensation	—	—	(11)	296	—	—	—		285
Comprehensive loss:
Unrealized gains from available-for-sale securities, net	—	—	—	—	—	89	—	$89	89
Net loss	—	—	—	—	—	—	(2,113)	(2,113)	(2,113)

Total comprehensive loss								$(2,024)

Balance as of December 31, 2002	17,014,114	424	132,005	(98)	(254)	89	(4,809)		127,357
Retirement of 32,700 Ordinary shares of treasury stock	—	(1)	—	—	254	—	(253)		—
Issuance of shares upon exercise of stock options and upon purchase of shares under ESPP	690,069	16	6,547	—	—	—	—		6,563
Amortization of deferred stock compensation	—	—	—	98	—	—	—		98
Comprehensive income:
Unrealized losses from available-for-sale securities, net	—	—	—	—	—	(127)	—	$(127)	(127)
Net income	—	—	—	—	—	—	6,355	6,355	6,355

Total comprehensive income								$6,228

Balance as of December 31, 2003	17,704,183	439	138,552	—	—	(38)	1,293		140,246
Issuance of shares upon exercise of stock options and upon purchase of shares under ESPP	784,347	18	6,887	—	—	—	—		6,905
Comprehensive income:
Unrealized losses from available-for-sale securities, net	—	—	—	—	—	(14)	—	$(14)	(14)
Net income	—	—	—	—	—	—	13,780	13,780	13,780

Total comprehensive income								$13,766

Balance as of December 31, 2004	18,488,530	$457	$145,439	$—	$—	$(52)	$15,073		$160,917

The accompanying notes are an integral part of the consolidated financial statements.

-F6-

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income (loss)	$(2,113)	$6,355	$13,780
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,721	1,509	1,429
Amortization of deferred stock compensation	285	98	—
Minority interest in earnings (losses) of a subsidiary	23	40	(34)
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale and held-to-maturity marketable securities, net	(197)	214	318
Accrued interest on bank deposits	(1,727)	(184)	791
Accrued severance pay, net	36	106	288
Increase in long-term deferred taxes	—	—	(350)
Increase in trade receivables, net	(827)	(995)	(3,476)
Decrease (increase) in other receivables and prepaid expenses	22	63	(243)
Decrease (increase) in inventories	1,793	(10)	(1,096)
Increase in trade payables	71	1,673	790
Increase in deferred revenues	1,081	1,768	2,830
Increase (decrease) in other payables and accrued expenses	926	(1,678)	123
Other	4	1	1

Net cash provided by operating activities	1,098	8,960	15,151

Cash flows from investing activities:
Purchase of property and equipment *)	(1,335)	(1,311)	(2,369)
Proceeds from sale of property and equipment	10	—	16
Proceeds from short-term bank deposits	59,862	—	—
Investment in other long-term assets	(72)	15	(225)
Purchase of available-for-sale marketable securities	(1,818)	(5,586)	—
Purchase of held-to-maturity marketable securities	—	—	(31,320)
Proceeds from redemption of available-for-sale marketable debt securities	17,457	20,137	13,369
Investment in long-term bank deposits	(57,352)	(12,754)	(2,890)
Investment in an affiliate	(2,251)	—	—
Increase in holdings in a subsidiary	—	(350)	(335)

Net cash provided by (used in) investing activities	14,501	151	(23,754)

Cash flows from financing activities:
Proceeds from exercise of stock options and from purchase of shares under ESPP	412	6,563	6,905
Repurchase of shares, net	(254)	—	—

Net cash provided by financing activities	158	6,563	6,905

Increase (decrease) in cash and cash equivalents	15,757	15,674	(1,698)
Cash and cash equivalents at the beginning of the year	340	16,097	31,771

Cash and cash equivalents at the end of the year	$16,097	$31,771	$30,073

Supplemental disclosure of cash flow activities:
Cash paid during the year for:
Taxes	$—	$—	$1,494

*)  See Note 12b for transactions with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

-F7-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.	Radware Ltd. ("the Company"), an Israeli corporation, and its subsidiaries, commenced operations in April 1997. The Company is engaged in the development, manufacture and sale of intelligent application switching solutions, enabling security improved performance and continuous availability of all mission critical networked applications. The Company's products are marketed worldwide.

b.	The Company established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea and Italy. In addition, the Company established branches and representative offices in China, India and Taiwan. In Australia, the Company held approximately 83% of its Australian subsidiary as of January 1, 2004; the additional 17% was purchased by the Company during 2004 for a total amount of $ 335.

All of the Company's subsidiaries are engaged primarily in sales, marketing and support activities.

c.	The Company depends on a single supplier to supply certain components for the production of its products. If such supplier fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

d.	The Company relies upon independent distributors (which are considered to be end-users) to market and sell its products to customers. A loss of a major distributor, or any event negatively affecting such distributor's financial condition, could cause a material adverse effect on the Company's results of operations and financial position (see also Note 10b).

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to accounting principles generally accepted in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
-F8-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries is generated in U.S. dollar ("dollar"). In addition, a substantial portion of the Company's and its subsidiaries' costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

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

The Company accounts for investments in marketable debt securities in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net. As of December 31, 2004, no impairment has been identified.

Debt securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations. As of December 31, 2004, no material impairment has been identified.

-F9-

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and market prices lower than cost. As of December 31, 2003 and 2004 provision for inventory write-offs amounted to $ 188 and $ 234, respectively.

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.

Work-in-progress and finished products:
Raw materials and components - using the "first-in, first-out" method.
Subcontracting costs - on the basis of direct subcontractors costs with the addition of allocable costs.

g.	Long-term bank deposits and current maturity of long-term bank deposit:

Bank deposit with maturity of more than one year is included in long-term investments. Long-term bank deposit as of December 31, 2004, consists of a callable structured note ("Structured Note") with a maturity of nine years. The Structured Note bears interest of 8% in its first year, and starting from its second year, it bears interest that will vary inversely with changes of three-months LIBOR-rate.

As of December 31, 2004, the Structured Note amounted to $ 9,224. Interest income resulting from investment in a Structured Note is accounted based on the guidelines provided in EITF No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". Under EITF No. 96-12, the retrospective interest method is used for recognizing interest income.

Current maturity of long-term bank deposit consists of a three years bank deposit in U.S. dollars that bears interest at the rate of 4.8% and matures within less than one year from the date of the balance sheet. The deposit is presented at cost, including accrued interest.
As of December 31, 2004, the bank deposit amounted to $ 64,892.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:
%

Computer, software and peripheral equipment	20-33
Office furniture and equipment	7-15
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset
-F10-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, no impairment losses have been identified.

j.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from selling their products and post-contract customer support primarily through distributors and resellers, all of which are considered as end-users.

Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed or determinable, no further obligation exists and collectability is probable.

Revenues in arrangements with multiple deliverables are recognized under the “residual method” when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements, no VSOE exists for the delivered elements, and all other revenue recognition criteria are satisfied. VSOE for post-contract customer support is determined based on the price when it is sold separately in similar arrangements. The price may vary in the territories and vertical markets in which the Company conducts business. Price is determined by using consistent percentage of the product price.

Revenue derived from post-contract customer support, which represents mainly software subscription and unit replacement, is recognized ratably over the contract period, which is typically one year.

Revenues from training and installation, which are considered as not essential to the functionality of the product, included in multiple elements arrangements are recognized at the time they are rendered.

The Company and its subsidiaries provide a provision for product returns based on their experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with Statement of Financial Accounting Standard No. 48 "Revenue Recognition When Right of Return Exists" ("SFAS No. 48").

Deferred revenue includes unearned amounts received under post-contract customer support.

-F11-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Warranty costs:

The Company generally offers a one year warranty for all of its products. A provision for warranty costs is provided at the time revenues are recognized, for estimated material costs during the warranty period based on the Company's experience. A tabular reconciliation of the changes in the Company's aggregate product warranty liability was not provided due to immateriality.

l.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans and its non-compensatory Employee Share Purchase Plans ("ESPP"). Under APB No. 25, when the exercise price of an employee stock option is equivalent to, or is above the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding net income (loss) and net earnings (loss) per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the grant date using a Black and Scholes option pricing model with the following weighted-average assumptions for each of the three years ended December 31, 2002, 2003 and 2004: risk-free interest rates of 2.5% for each year, dividend yields of 0% for each year; a volatility factor of the expected market price of the Company's Ordinary shares of 37.5%, 149% and 75%, respectively; and a weighted-average expected life of the option of 2.5 years for each year.

The Black and Scholes options pricing-model was used to estimate the fair value of the ESPP compensation. Assumptions were not provided due to immateriality.

For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over the option's vesting period.

-F12-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123:

	Year ended December 31,
	2002	2003	2004

Net income (loss) as reported	$(2,113)	$6,355	$13,780
Add - stock-based compensation expenses included in reported net income-intrinsic value	285	98	—
Deduct - stock-based compensation expense determined under fair value method	(7,274)	(7,626)	(7,520)

Pro forma net income (loss)	$(9,102)	$(1,173)	$6,260

Basic net earnings (loss) per share as reported	$(0.13)	$0.37	$0.77

Diluted net earnings (loss) per share as reported	$(0.13)	$0.34	$0.70

Pro forma basic net earnings (loss) per share	$(0.55)	$(0.07)	$0.35

Pro forma diluted net earnings (loss) per share	$(0.55)	$(0.07)	$0.32

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123(R) may have a significant effect on the Company's results of operations. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:
(i) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123(R) for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.
(ii) a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123(R) for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption. The Company has not determined yet which method it will adopt.

F-13

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Research and development costs:

Research and development costs are charged to the statement of operations, as incurred.

n.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, "Earnings per Share" ("SFAS No. 128").

The weighted average number of shares related to outstanding anti diluted options excluded from the calculation of diluted earnings (loss) per share was 213,492 for the year ended December 31, 2004.

o.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

p.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, trade receivables and long-term bank deposits.

The majority of the Company's and its subsidiaries' cash and cash equivalents and long-term bank deposits are invested in major banks in the United States and in the United Kingdom in U.S. dollars. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions.

The Company's marketable securities include investments in debentures of corporations, U.S. government; foreign banks and governments and commercial debentures. Management believes that those corporations and governments are financially sound and that the portfolios are well-diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

-F14-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

As of December 31, 2003 and 2004, the Company and its subsidiaries had no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

q.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to the Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is fully provided by monthly deposits with insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2002, 2003, and 2004, amounted to approximately $ 261, $ 434 and $ 774, respectively.

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

The carrying amount of the Company's long-term bank deposits is estimated by discounting the future cash flows using the current interest rates for long-term bank deposit and future prospected interest rates regarding callable Structured Note for deposits of similar terms and maturities. The carrying amount of the long-term bank deposit does not significantly differ from its fair value.

s.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred.

-F15-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Impact of recently issued accounting standards:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." ("SAFS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overhead costs to the costs of conversion be based on the normal capacity of the production facilities. SAFS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)"), which is a revision of SFAS No. 123 (see also Note 2(l)).

NOTE 3:-	MARKETABLE SECURITIES AND ACCRUED INTEREST

The Company invests in marketable debt securities, which are classified as available-for-sale and held-to-maturity investments. The following is a summary of marketable debt securities:

	December 31,
	2003			2004

	Amortized	Unrealized	Market	Amortized	Unrealized	Market
	cost	losses	value	cost	losses	value
Available-for-sale:

U.S. Government debentures	$7,563	$(10)	$7,553	$9,004	$(20)	$8,984
Foreign banks and government debentures	8,828	(14)	8,814	2,988	(4)	2,984
Commercial debentures	2,878	(3)	2,875	—	—	—
Corporate debentures	16,002	(11)	15,991	9,426	(28)	9,398

Total available-for-sale marketable securities	$35,271	$(38)	$35,233	$21,418	$(52)	$21,366

Held-to-maturity:

U.S. Government debentures	$-	$-	$-	$31,486	$(345)	$31,141

The unrealized losses on available-for-sale debt securities included in other comprehensive (income) loss, as a separate component of shareholders' equity, totaled to $ 38 and $ 52 as of December 31, 2003 and 2004, respectively.

The unrealized losses on the Company's investments in held-to-maturity securities and in available-for-sale securities are caused due to interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2004.

-F16-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES AND ACCRUED INTEREST (Cont.)

The amortized cost and estimated fair value of available-for-sale and held-to-maturity investments as of December 31, 2003 and 2004, by contractual maturity, are as follows:

	December 31,
	2003		2004
	Amortized cost	Market value	Amortized cost	Market value
Available-for-sale:
Matures in one year	$31,147	$31,111	$8,911	$8,889
Matures in one to three years	4,124	4,122	10,331	10,251

	35,271	35,233	19,242	19,140

Matures in three to five years	—	—	2,176	2,226

	$35,271	$35,233	$21,418	$21,366

Held-to-maturity:
Matures in one year	$—	$—	$5,166	$5,158
Matures in one to three years	—	—	26,320	25,983

	$—	$—	$31,486	$31,141

NOTE 4:-	INVENTORIES

	December 31,
	2003	2004

Raw materials and components	$439	$414
Work-in-progress	1,395	1,878
Finished products	1,164	1,802

	$2,998	$4,094

-F17-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE5:-	PROPERTY AND EQUIPMENT

	December 31,
	2003	2004
Cost:
Computer, software and peripheral equipment	$6,904	$8,933
Office furniture and equipment	809	998
Motor vehicles	383	341
Leasehold improvements	478	636

	8,574	10,908
Accumulated depreciation:
Computer, software and peripheral equipment	4,302	5,398
Office furniture and equipment	297	484
Motor vehicles	280	302
Leasehold improvements	216	272

	5,095	6,456

Depreciated cost	$3,479	$4,452

Depreciation expenses for the years ended December 31, 2002, 2003 and 2004 were $ 1,721, $ 1,475 and $ 1,381, respectively.

NOTE 6:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2003	2004

Employees and payroll accruals	$1,438	$2,565
Accrued expenses	2,184	1,781
Provision for warranty costs	497	196
Other	720	420

	$4,839	$4,962

-F18-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Operating leases:

The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2009. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2004, are as follows:

2005	$1,682
2006	1,131
2007	855
2008	255
2009	135

$4,058

Total rent expenses for the years ended December 31, 2002, 2003 and 2004, were approximately $ 1,541, $ 1,552 and $ 1,554, respectively (see also Note 12b).

b.	Litigation:

In December 2001, the Company, its Chairman, its President and Chief Executive Officer, and its Chief Financial Officer were named as defendants in a class action complaint alleging violations of the federal securities laws, in the United States District Court, Southern District of New York.

The essence of the complaint is that the defendants issued and sold the Company's Ordinary shares pursuant to the Registration Statement for the September 30, 1999, Initial Public Offering ("IPO") without disclosing to investors that certain underwriters in the offering had solicited and received excessive and undisclosed commissions from certain investors.

The complaints also allege that the Registration Statement for the IPO failed to disclose that the underwriters allocated Company shares in the IPO to customers in exchange for the customers' promises to purchase additional shares in the aftermarket at predetermined prices above the IPO price, thereby maintaining, distorting and/or inflating the market price for the shares in the aftermarket. The action seeks damages in an unspecified amount.

On October 9, 2002, the Court dismissed the individual defendants from the case without prejudice, based upon Stipulations of Dismissal filed by the plaintiffs and the individual defendants.

On February 19, 2003, the Court denied the motion to dismiss with respect to the Company. On October 13, 2004, the Court certified a class in six of the approximately 300 other nearly identical actions and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. Plaintiffs have not yet moved to certify a class in the Company's case. The Company approved a settlement agreement and related agreements which set forth the terms of a settlement between the Company, the individual defendants, the plaintiff class and the vast majority of the other approximately 300 issuer defendants.

-F19-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Among other provisions, the settlement provides for a release of the Company and the individual defendants for the conduct alleged in the action to be wrongful. The Company would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. To the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers’ settlement agreement. To the extent that the underwriter defendants settle for less than $1 billion, the issuers are required to make up the difference. The Company's management, based upon the opinions of the Company's legal advisors handling the claim, anticipates that any potential financial obligation of the Company to plaintiffs pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance.

In March 2003, F5 Networks Inc., a competitor of the Company, filed a patent infringement lawsuit against the Company and two other companies. In 2004 the Company and F5 reached a settlement agreement which did not have a material affect on the Company.

From time to time, the Company becomes involved in legal proceedings and claims which, arise in the ordinary course of business. The Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

NOTE 8:-	SHAREHOLDERS' EQUITY

The Company's shares are listed for trade on the NASDAQ National Market and since April 2004 on the Tel-Aviv Stock Exchange, both under the symbol "RDWR".

a.	Treasury stock:

In November 2002, the Company's Board of Directors authorized the repurchase of up to 1,500,000 shares of the Company's Ordinary shares or $ 10,000 in the open market, subject to normal trading restrictions. On December 19, 2002, the Company received court approval, which is required under Israeli law under certain conditions, as specified in the law. During 2002, the Company purchased 32,700 of its own Ordinary shares for a total consideration of $ 254. During 2003, according to a resolution of the Company's Board of Directors, all the shares held as treasury stock were retired.

b.	Stock Option Plans:

Under the Company's Key Employee Share Incentive Plan (1997) and the Directors and Consultants Option Plan ("the Plans"), options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The Options expire sixty two months from the grant date. The options vest primarily over four years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Pursuant to the Plans, the Company reserved for issuance 6,311,690 Ordinary shares. As of December 31, 2004, an aggregate of 3,043 Ordinary shares of the Company are still available for future grant.

F-20

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

The Company approved an increase of 531,125 Ordinary shares reserved for option grants under the Plans, equal to 3% of the Company's issued and outstanding shares. In addition, the Company approved an additional increase of 90,000 Ordinary shares reserved for grant in 2004 for the purpose of option grants to directors.

A summary of the Company's options activity and related information is as follows:

Year ended December 31,
2002		2003		2004
Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of year	3,468,107	$9.74	3,664,062	$10.03	3,951,840	$11.12
Granted	1,029,996	$8.98	1,099,420	$14.05	1,112,933	$19.10
Exercised	(488,989)	$0.14	(593,467)	$9.95	(669,865)	$8.93
Forfeited	(345,052)	$18.00	(218,175)	$10.80	(492,475)	$15.62

Outstanding at the end of year	3,664,062	$10.03	3,951,840	$11.12	3,902,433	$13.21
Exercisable at the end of year	653,524	$9.41	1,137,657	$10.93	1,251,679	$10.24

The following table summarizes information about options outstanding and exercisable as of December 31, 2004:
Range of exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life (months)	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of options exercisable

$ 0.03	5,000	13.97	$0.03	—	$—
$ 8 - $ 11	2,099,775	27.11	$9.29	1,024,354	$8.97
$ 15 - $ 18	1,370,674	42.61	$16.34	227,325	$16.00
$ 20 - $ 24	348,034	51.50	$21.93	—	$—
$ 25.3	78,950	61.97	$25.30	—	$—

	3,902,433		$13.21	1,251,679	$10.24

All of the options granted to employees and directors in 2002, 2003 and 2004, have an exercise price equal to the fair market value of the share at the grant date. The weighted average fair values of the options granted during 2002, 2003 and 2004 were $ 2.30, $ 10.5 and $ 8.6, respectively.

The Company has recorded deferred share compensation for options issued with an exercise price below the fair market value of the Ordinary shares; the deferred share compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $ 285, $ 98 and $ 0 were recognized for the years ended December 31, 2002, 2003 and 2004, respectively.

-F21-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Employee Share Purchase Plans:

The Company's Board of Directors adopted three Employee Share Purchase Plans ("the Purchase Plans" or "ESPP"), which provide for the issuance of a maximum of 750,000, 200,000 and 300,000 Ordinary shares, respectively. Eligible employees can have up to 10% of their net income withheld, up to certain maximums, to be used to purchase the Company's Ordinary shares. The Purchase Plans are implemented with purchases every six-month period. The price of Ordinary share purchased under the Purchase Plans will be equal to 85% of the lower of the fair market value of the Ordinary share at the commencement date of each offering period or on the semi-annual purchase date pursuant to the plans. During 2004, 114,482 shares were issued under the Purchase Plans for an aggregate consideration of $ 924. As of December 31, 2004, an aggregate of 987,692 Ordinary shares of the Company are available for future grants.

d.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

NOTE 9:-	TAXES ON INCOME

a.	Israeli income taxes:

1.	Measurement of taxable income:

Under the Income Tax (Inflationary Adjustments) Law, 1985 ("the Israeli law"), results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar.

2.	Tax rates:

On June 29, 2004, the Israeli Government approved the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004, which progressively reduces the tax rates applicable to companies from 35% in 2004 to a rate of 30% in 2007.

-F22-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	TAXES ON INCOME (Cont.)

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company's production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an "Approved Enterprise" status under the above law. According to the provisions of such Israeli law, the Company has been granted the "Alternative Benefit Plan", under which the main benefits are tax exemption and reduced tax rate. Therefore, the Company's income derived from Approved Enterprise and allocated to the Tel Aviv facility will be entitled to a tax exemption for a period of two years and to an additional period of five to eight years with reduced tax rates of 10%-25% (based on percentage of foreign ownership). Income allocated to the Jerusalem facility will be exempt from tax for a period of up to 10 years, provided that the Company meets certain criteria. The duration of tax benefits is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Company began to utilize such tax benefits in 2004 and they are scheduled to gradually expire through 2013.

As mentioned above, the approval, which the Investment Center granted the Company, is for establishing an Approved Enterprise program in Tel-Aviv and Jerusalem, Israel. The income derived from the "Approved Enterprise" program shall be allocated between the facilities in Tel-Aviv and Jerusalem based on a mechanism as determined by the Investment Center.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published hereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be partially or fully canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

As of December 31, 2004, retained earnings included approximately $ 13,600 in tax-exempt income earned by the Company's "Approved Enterprise". The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% - 25%) and an income tax liability of approximately between $ 1,400 through $ 3,400 would be incurred.

Income from sources other than the "Approved Enterprise" will be subject to the tax at the regular rate.

During 2004, the Company's production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an expansion program to its Approved Enterprise status by the Investment Center.

4.	Tax assessments:

In 2004, the Company received final tax assessments from the Israeli Tax Authorities for the tax years 1999 through 2002.
-F23-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	TAXES ON INCOME (Cont.)

5.	Stamp duty:

An amendment of the Stamp Duty on Documents Law 1961, or the Stamp Duty Law, came into effect on June 1, 2003 determines, among other things, that the Stamp Duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the Stamp Duty. The Stamp Duty Law determined that a document (or part thereof) that is signed in Israel or relates to an asset or obligation in Israel would be subject to a tax rate between 0.4% and 1% of the value of the subject matter of such document. Based on advice from the Company's legal counsel, the Company’s management believes that adequate provision has been provided to cover such an exposure.

b.	Taxes on income (tax benefits) are comprised as follows:

	Year ended December 31,
	2002	2003	2004

Current taxes	$—	$—	$428
Taxes in respect of prior years	—	—	803
Deferred taxes	—	—	(890)

	$—	$—	$341

Domestic	$—	$—	$1,576
Foreign	—	—	(1,235)

	$—	$—	$341

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2003	2004

Deferred tax assets:
Net operating loss carryforwards of subsidiaries	$2,733	$1,500
Tax benefit related to employee stock option exercises	1,317	2,156

Net deferred tax asset before valuation allowance	4,050	3,656
Valuation allowance	(4,050)	(2,766)

Net deferred tax asset	$—	$890

Foreign	$—	$890

-F24-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	TAXES ON INCOME (Cont.)

The Company's U.S. subsidiary has estimated total available carryforward tax losses of $ 3,750 to offset against future taxable profit between 2011 and 2023. As of December 31, 2004, the Company recorded a deferred tax asset of $ 890 relating to the available net carryforward tax losses. A valuation allowance for deferred tax assets, related to carryforward losses at the amount of $ 1,525 was recorded due to the uncertainty of the tax asset's future realization.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

d.	A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2003	2004

Income before taxes, as reported in the consolidated statements of operation	$6,395	$14,087

Statutory tax rate	36%	35%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$2,302	$4,930
Decrease in taxes resulting from "Approved Enterprise" benefits (1)	—	(4,762)
Tax adjustment in respect of foreign subsidiary different tax rate	13	52
Non-deductible expenses	632	893
Deferred taxes on losses for which valuation allowance was provided	(2,733)	(1,470)
Income taxes in respect of prior years	—	803
Other	(214)	(105)

Actual tax expense	$—	$341

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$—	$0.26

Per share amounts (diluted) of the tax benefit resulting from the exemption	$—	$0.24

In 2002, the main reconciling items between the statutory tax rate of the Company and its subsidiaries (36%) and the effective tax rate (0%) are tax-exempt income, carryforward tax losses and other deferred taxes for which a full valuation allowance was provided.

-F25-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	TAXES ON INCOME (Cont.)

e.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2002	2003	2004

Domestic	$675	$5,155	$12,461
Foreign	(2,765)	1,240	1,626

Income (loss) before taxes on income	$(2,090)	$6,395	$14,087

NOTE 10:-	GEOGRAPHIC INFOROMATION AND SELECTED STATEMENTS OF OPERATIONS DATA

a.	Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following presents total revenues for the years ended December 31, 2002, 2003 and 2004 and long-lived assets as of December 31, 2003 and 2004:

	Year ended December 31
	2002	2003	2004
Revenues from sales to unaffiliated customers:
America (principally the United States)	$21,641	$26,218	$28,984
EMEA *)	11,731	14,038	20,450
Asia pacific	10,291	14,524	19,005

	$43,663	$54,780	$68,439

*)	Europe, Middle East and Africa.

	Year ended December 31
	2003	2004
Long-lived assets, by geographic region:
America	$1,067	$1,246
EMEA	2,162	2,900
Asia pacific	250	306

	$3,479	$4,452

b.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2002	2003	2004

Customer A	8%	11%	11%
.
-F26-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial income (expenses):

	Year ended December 31,
	2002	2003	2004
Financial income:
Interest on bank deposits	$2,274	$3,193	$3,045
Foreign currency translation differences, net	292	352	784
Amortization of premiums, accretion of discounts and accrued interest on marketable debt securities, net	2,016	645	852

	4,582	4,190	4,681
Financial expenses:
Interest and other bank charges	(342)	(450)	(116)

	$4,240	$3,740	$4,565

b.	Net earnings (loss) per share:

The following table sets forth the calculation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2002	2003	2004
Numerator:
Net income (loss) available to shareholders of Ordinary shares	$(2,113)	$6,355	$13,780

Denominator:
Denominator for basic earnings (loss) per share - weighted average number of Ordinary shares, net of treasury stock	16,654,784	17,184,141	17,995,207
Effect of dilutive securities:
Employee stock options and ESPP	*) —	1,481,999	1,809,689
Denominator for diluted net earnings (loss) per share - adjusted weighted average number of shares	16,654,784	18,666,140	19,804,896

*) Antidilutive.

-F27-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:- RELATED PARTIES BALANCES AND TRANSACTIONS

Represents transactions and balances with other entities in which certain of the Company's shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2003	2004

Trade receivables	$202	$1,004

Trade payables (1)	$198	$134

b.	The following related party transactions are included in the statements of operations:

	Year ended December 31,
	2002	2003	2004

Revenues	$1,331	$1,011	$2,400

Cost of revenues - components (1)	$3,374	$349	$—

Operating expenses, net - primarily rental, sub-contractors and communications (2)	$1,460	$1,036	$1,009

Purchase of property and equipment	$31	$47	$466

(1)
Represents purchases of certain components for the Company's products, mainly circuit boards from a related party. On February 2, 2003, the purchase agreement with a related party was assigned to a third party.

(2)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.

- - - - - - - - - -
-F28-