Form 20-F
period 2005-12-31
RADWARE LTD
filed 2006-04-26
CIK 1094366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________

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
19,061,760 Ordinary Shares, NIS 0.1 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities act.
 ☐Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelarated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes ☒ No
2

INTRODUCTION

As used in this annual report, the terms “we,” “us,” “our,” the “Company,” and “Radware” mean Radware Ltd. and its subsidiaries, unless otherwise indicated. The references to "Companies Law" or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999 (as amended).

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

We have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®”,, “Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®” and “CID - Content Inspection Director®” and we have trademark applications pending for “UpLink™”, “Radware™”, “APSoluteTM”, “AppDirector”™, “AppXCel”™ and “SecureFlow”™.. All other trademarks and tradenames appearing in this annual report are owned by their respective holders.

PART I			4

ITEM 1.	Identity of Directors, Senior Management and Advisors		4

ITEM 2.	Offer Statistics and Expected Timetable		4

ITEM 3.	Key Information		5

	Selected Financial Data		5

	Risk Factors		6

ITEM 4.	Information on the Company		17

	A.	History and Development of the Company	17

	B.	Business Overview	17

	C.	Organizational Structure	26

	D.	Property, Plants and Equipment	27

ITEM 4A.	Unresolved Staff Comments		27

ITEM 5.	Operating and Financial Review and Prospects		28

ITEM 6.	Directors, Senior Management and Employees		39

	A.	Directors and Senior Management	39

	B.	Compensation	41

	C.	Board Practices	42

	D.	Employees	47

	E.	Share Ownership	48

ITEM 7.		Major Shareholders and Related Party Transactions	50

	A.	Major Shareholders	50

	B.	Related Party Transactions	50

	C.	Interests of Experts and Counsel	51

ITEM 8.	Financial Information		52

	A.	Consolidated Statements and other Financial Information	52

	B.	Significant Changes	53

ITEM 9.	The Listing		54

	A.	Listing Details	54

	B.	Plan of Distribution	56

	C.	Markets	56

	D.	Selling Shareholders	56

	E.	Dilution	56

	F.	Expenses of the Issue	56

ITEM 10.	Additional information		57

	A.	Share Capital	57

	B.	Memorandum and Articles of Association	57

	C.	Material Contracts	61

	D.	Exchange Controls	62

	E.	Taxation	62

	F.	Dividends and Paying Agents	72

	G.	Statement by Experts	72

	H.	Documents on Display	72

	I.	Subsidiary Information	73

ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk		74

ITEM 12.	Description of Securities other than Equity Securities		74

PART II			75

ITEM 13.	Defaults, Dividend Averages and Delinquencies		75

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		75

ITEM 15.	Controls and Procedures		75

ITEM 16.	Reserved		75

PART III			78

ITEM 17.	Financial Statements		78

ITEM 18.	Financial Statements		78

ITEM 19.	Exhibits		78

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

  Selected Financial Data

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations for the years ended December 31, 2003, 2004 and 2005 and the balance sheet data as at December 31, 2004 and 2005 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations financial data for the years ended December 31, 2001 and 2002 and the balance sheet data for the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report. Please see notes 2R and 12B of the notes to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2001	2002	2003	2004	2005
	(US $ in thousands, except per share data)

Statement of Operations Data:
Revenues	$43,327	$43,663	$54,780	$68,439	$77,584
Cost of revenues	7,709	7,946	9,854	12,184	14,896
Gross profit	35,618	35,717	44,926	56,255	62,688
Operating expenses:
Research and development, net	8,293	7,809	8,398	10,342	13,017
Sales and Marketing	29,986	30,019	29,753	31,898	40,002
General and administrative	4,543	4,219	4,120	4,493	5,244
Total operating expenses	42,822	42,047	42,271	46,733	58,263
Operating profit (loss)	(7,204)	(6,330)	2,655	9,522	4,425
Financial income, net	6,312	4,240	3,740	4,565	5,159

Income (loss) before income taxes	(892)	(2,090)	6,395	14,087	9,584
Income taxes	(389)	-	-	(341)	(240)
Loss in respect of an investment in an affiliate	(6,333)	-	-	-	-
Minority interest in losses ( earnings) of a subsidiary	37	(23)	(40)	34	-
Net income (loss)	$(7,577)	$(2,113)	$6,355	$13,780	$9,344
Basic net earnings (losses) per share	$(0.46)	$(0.13)	$0.37	$0.77	$0.50
Diluted net earnings (losses) per share	$(0.46)	$(0.13)	$0.34	$0.70	$0.47

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2001	2002	2003	2004	2005
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	16,423	16,655	17,184	17,995	18,800
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	16,423	16,655	18,666	19,805	20,072

	December 31,
	2001	2002	2003	2004	2005
	(US $ in thousands)
Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities and current maturities of long-term bank deposits	$125,680	$52,274	$62,882	$109,020	$126,901
Long-term bank deposits, structured note and marketable securities	-	73,027	76,139	48,021	37,592
Working capital	124,911	50,690	60,477	107,687	124,005
Total assets	144,461	142,998	158,114	183,241	204,347
Shareholders’ equity	128,938	127,357	140,246	160,917	177,426

Risk Factors

Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The trading price of our ordinary shares could decline due to any of these risks.

Risks Related to Our Business and Our Industry

We have incurred losses in the past, and may incur losses in the future

While we were profitable in 2005, 2004 and 2003, we incurred losses in 2002 and 2001. We had net income of approximately $9.3 million in 2005, $13.8 million in 2004 and $6.4 million in 2003. We incurred net losses of approximately $2.1 million in 2002 and $7.6 million in 2001. We will need to generate increased revenues as well as manage our costs to maintain and increase profitability. We cannot assure you that we will be able to maintain and/or increase profitability. Our gross margin is currently approximately 81%. As a result, any decrease in sales may have a significant effect on our profitability.

Our revenues may not grow or continue at their current level. For example, the growth rate in 2004 compared to 2003 was approximately 25%, whereas the growth rate in 2005 compared to 2004 was approximately 13%. In addition, our operating expenses may increase. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation and the results that our past expenditures produce. We may make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until some time in the future. If our revenues do not increase as anticipated, or if our expenses increase at a greater pace than revenues, we may not be profitable or, if we are profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Our net profit for 2005 derives also from financial income in an amount of approximately $5.2 million. We cannot assure you that we will be able to generate financial income in the future or that such financial income will remain at the same level. For example, in December 2005 we acquired the business of V-Secure Technologies Inc., or V-Secure, for a total amount of $15 million, of which $9 million was paid in December 2005 and $6 million may be paid during the first half of 2006, subject to meeting a certain milestone. The amount spent on the acquisition, as well as any additional investments we make in the future, will reduce our level of cash and consequently reduce the amount of financial income derived in the future.

Volatility of the market for our products, including deterioration of the economy worldwide, slow-down in expenditures by service providers, e-commerce businesses and other trends in our industry could have a material adverse effect on our results of operations.

Our business is dependent on current and anticipated market demand for our products. Beginning in late 2000, market demand was negatively impacted by the general deterioration of the global economy and the economic uncertainties in the telecommunications market. These conditions, and the uncertainties surrounding the growth rates of economies worldwide, resulted in a curtailment of capital investment by companies in our target markets and caused our revenue growth to increase at a significantly slower pace during 2001 and 2002 relative to prior years. According to our estimates, in 2003, the market remained substantially flat and in 2004 and 2005 there was slight improvement in the market. Due to the past volatility of the market it is difficult to predict the conditions of our market going forward. In addition, we believe that market conditions could cause our customers and potential customers to be more conservative in planning their spending. If the global conditions deteriorate, and companies in our target markets continue to reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market will be flat and customers experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

We may experience significant fluctuations in our quarterly financial performance because of the factors discussed below and seasonal fluctuations in our sales.

Our quarterly operating results have varied significantly in the past and may vary significantly in the future as a result of various factors, many of which are outside of our control. These factors include:

•	Our limited order backlog;

•	Our dependence upon our suppliers;

•	Our need to develop and introduce new and enhanced products; and

•	The long sales cycles of our products.

As a result of the foregoing our results in any quarter may also fall below projected results.

In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales. Because our sales have grown significantly since inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers. For example, we believe that our sales may be reduced from the levels which we might otherwise have been able to attain during the third quarter of 2006 because of the slowdown in business activities during the summer months in Europe, and that our sales during the fourth quarter of 2006 may be increased because some of our customers tend to make greater capital expenditures towards the end of their own fiscal years. Because of these anticipated fluctuations, our sales and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects.

If the market for Application Delivery solutions does not continue to develop, we will not be able to sell enough of our products to maintain profitability.

The Application Delivery market in which we operate is rapidly evolving and we cannot assure you that it will continue to develop and grow or that our products and technology will keep pace with these changes. Market acceptance of Application Delivery solutions is not proven and may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for Application Delivery solutions does not continue to grow, we may not be able to sell enough of our products to maintain and increase profitability.

Competition in the market for Application Delivery solutions is intense. As a result, we may lose market share and we may be unable to maintain profitability.

The Application Delivery market is highly competitive and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors. Our principal competitors in the Application Delivery solutions market include: Cisco Systems, Inc., Nortel Networks Corp., F5 Networks, Inc., Citrix Systems, Inc. and Juniper Networks Inc. In addition, we face competitors in the Application Security space, with respect to our Intrusion Prevention Systems (IPS). Such competitors include Internet Security Systems, Inc., Juniper Networks, Inc., 3Com Systems, Inc. and McAfee, Inc. We expect to continue to face additional competition as new participants enter the market. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Delivery solutions and emerge as significant competitors. For example, Juniper Networks Inc. became a competitor in the application delivery market by acquiring Peribit Networks Inc. and Redline Networks Inc., and Citrix Systems Inc, became a competitor in the Application Delivery market by acquiring Netscaler Inc. Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to maintain and increase profitability. Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

Some of our competitors have greater resources than us, which may limit our ability to effectively compete with them.

Some of our competitors have greater financial, personnel and other resources than us, which may limit our ability to effectively compete with them. These competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer requirements;

•	benefit from greater economies of scale;

•	offer more aggressive pricing;

•	devote greater resources to the promotion of their products; and/or

•	bundle their products or incorporate an Application Delivery component into existing products in a manner that renders our products partially or fully obsolete.

We must develop new products and enhancements to existing products to remain competitive. If we fail to develop new products and product enhancements on a timely basis, we may lose market share.

The market for Application Delivery solutions is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Accordingly, our future success will depend to a substantial extent on our ability to:

•	invest significantly in research and development;

•	develop, introduce and support new products and enhancements on a timely basis; and

•	gain and consecutively increase market acceptance of our products.

We are currently developing new products and enhancements to our existing products. We may not be able to successfully complete the development and market introduction of new products or product enhancements. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors. For example, at the end of 2005 we introduced our next generation APSolute application delivery product family. This product launch includes a high end application switch with enhanced system software called APSolute OS, and introducing three new products, AppDirector, AppXcel and SecureFlow. During 2005 we invested, and plan to continue to invest in 2006, in creating and increasing market acceptance of our APSolute product family. There is no assurance that we will be successful in marketing and selling our next generation application delivery solution and growing revenues to justify our investments.

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

We sell our products primarily to independent distributors, including value added resellers, original equipment manufacturers and systems integrators. These distributors resell our products to the ultimate customers. We currently have over 200 active independent distributors and resellers that sell our products. We are highly dependent upon our distributors’ active marketing and sales efforts. Our distribution agreements generally are non-exclusive, one-year agreements with no obligation on the part of our distributors to renew the agreements. Typically, our distribution agreements do not prevent our distributors from selling products of other companies, including products that may compete with our products, and do not contain minimum sales or marketing performance requirements. As a result, our distributors may give higher priority to products of other companies or to their own products, thus reducing or discontinuing their efforts to sell our products. We may not be able to maintain our existing distribution relationships. If our distributors terminate their relationships with us, we may not be successful in replacing them. In addition, we may need to develop new distribution channels for new products and we may not succeed in doing so. Any changes in our distribution channels, or our inability to establish distribution channels for new products, will impair our ability to sell our products and result in the loss of revenues.

Our products generally have long sales cycles, which increases our costs in obtaining orders and reduces the predictability of our earnings.

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

We have actively expanded our operations in the past and may continue to expand them in the future in order to gain market share in the evolving market for Application Delivery solutions. This expansion has required, and may continue to require, managerial, operational and financial resources.

We cannot assure you that we will continue to expand, or that we will be able to offer and expand our operations successfully. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and we may not be profitable.

As we grow we may need new or enhanced systems, procedures or controls. For example, we are in the process of purchasing and migrating to a new ERP system. The purchase, migration and implementation of such a system can take up to 24 months. The transition to such systems, procedures or controls, as well as any delay in transitioning to new or enhanced systems, procedures or controls, may seriously harm our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis.

Our efforts to increase our presence in additional markets may not be profitable.

We currently offer our products in over 40 countries in addition to North America. In fiscal years 2004 and 2005, our sales outside the Americas represented approximately 58% and 59%, respectively, of our total sales. Our ability to penetrate new markets is subject to risks inherent to these markets. The risks may impair our ability to generate profits from our increased sales efforts outside North America. In addition, any future political or economic instability in these or other foreign countries could significantly reduce demand for our products.

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

We rely on USR to supply us with circuit boards. These circuit boards are a principal component, which we use in the manufacture of our products. If we are unable to acquire circuit boards from USR on acceptable terms, or should USR cease to supply us with circuit boards for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period. There is no assurance, that we will be able to obtain an additional supplier or that we will be able to get components from an additional supplier in prices that are competitive to USR prices. We are currently negotiating an agreement with an additional supplier, however, for supply of a limited number of product platforms.

A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs

Our growth and ability to meet customer demands depend in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We may experience a shortage of certain component parts as a result of our own manufacturing issues, manufacturing issues at our suppliers or contract manufacturers, capacity problems experienced by our suppliers or contract manufacturers, or strong demand in the industry for those parts, especially if the economy grows. Growth in the economy is likely to create greater pressures on us and our suppliers to accurately project overall component demand and component demands within specific product categories and to establish optimal component levels. If shortages or delays persist, the price of these components may increase, or the components may not be available at all, and we may also encounter shortages if we do not accurately anticipate our needs. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products in a timely manner in the quantities or configurations needed. Accordingly, our revenues and gross margins could suffer until other sources can be developed. Our operating results would also be adversely affected if, anticipating greater demand than actually develops, we commit to the purchase of more components than we need. There can be no assurance that we will not encounter these problems in the future. Although in many cases we use standard parts and components for our products, certain components are presently available only from a single source or limited sources. We may not be able to diversify sources in a timely manner, which could harm our ability to deliver products to customers and seriously impact present and future sales..

Our products may not meet the new European governmental regulations, including environmental standards, required for their sale, which may negatively affect our sales.

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/EC on Restriction Of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (known as the “RoHs” Directive), requires products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances, will take effect on July 1, 2006 and requires that certain of our products be modified to meet this regulation. Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive) requires produces of electrical and electronic equipment to register in different European countries and provide collection and recycling facilities for used products. If we fail to achieve compliance, we may be restricted from selling our products in the European Union and this could adversely affect our results of operations.

Following the Implementation of SFAS No. 123R, we are required to record a compensation expense in connection with share based compensation, and, as a result, our profitability will be reduced significantly.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R) "), which is a revision of SFAS No. 123.

Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The impact of the adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. Had we adopted this standard in prior period, however, we would have recorded a material amount as compensation expense, which would have a material adverse effect on our profitability. The adoption of this standard could materially adversely affect our profitability in the future. In addition, if as a result of SFAS No. 123(R) we would stop or limit the use of stock options as an incentive and retention tool, it could have a negative effect on our ability to recruit and retain employees.

Our profitability could suffer if third parties infringe upon our proprietary technology.

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. Our success depends upon the protection of our proprietary software installed in our products, our trade secrets and our trademarks. To protect our rights to our intellectual property, we rely on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others. In the United States, we have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®”, “Synapps Architecture®”, “DefencePro®”, StringMatch Engine®” and “CID - Content Inspection Director®”. We also have trademark applications pending for “UpLink™”, “Radware™”, “APSoluteTM”, “AppDirector”™, “AppXCell”™ and “SecureFlow”™. In addition, we have registered patents in the United States for our triangle redirection method used for the global load balancing, for our mechanism for efficient management and optimization of multiple links used in our LinkProof product, for our method for load balancing by global proximity used in our WSD product and for our method for controlling traffic on links between autonomous BGP systems. We also have pending patent applications and provisional patents in connection with several features used in our products. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Furthermore, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources. For example, on July 16, 2004 we filed a lawsuit in the District Court of New Jersey against F5 Networks, Inc. for infringement of our patent directed at a method for load balancing by global proximity. The lawsuit was settled on March 10, 2005. Although the lawsuit did not result in a significant expenditure we spent time and resources litigating and settling the claim.

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

We currently have non-competition agreements with all of our employees. These agreements prohibit our employees, in the event they cease to work for us, from directly competing with us or working for our competitors for a limited period after termination of employment. The laws of the U.S., Israel and other countries in which we have employees, may limit or prohibit our ability to enforce these non-competition agreements, or may allow us to enforce them only to a limited extent. In the event that we are unable to enforce any of these agreements, competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.

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

As of April 24, 2006, Mr. Yehuda Zisapel, Chairman of our board of directors, beneficially owns an aggregate of 2,577,477 ordinary shares, representing approximately 13.27% of the ordinary shares outstanding as of April 24, 2006 and options to purchase 60,000 ordinary shares, of which 20,000 are vested. Roy Zisapel, Mr. Yehuda Zisapel’s son, is our Chief Executive Officer, President and a director. Roy Zisapel owns 457,584 ordinary shares and options to purchase 800,000 ordinary shares, of which 700,000 are fully vested as of April 24, 2006.  In addition, Mr. Yehuda Zisapel has the right to vote the ordinary shares issuable upon exercise of options while held by the trustee under our share option plan. As a result, these shareholders may exert significant influence in the outcome of various actions that require shareholder approval, such as the election of our directors, approve or reject a merger and similar corporate transactions.

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

We believe we were not a PFIC for our 2005 tax year. It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for 2005 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2006 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “Taxation — United States Federal Income Tax Considerations.”

Risks Related to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are incorporated under Israeli law and our principal offices and manufacturing and research and development facilities are located in Israel. Accordingly, our operations and financial results could be adversely affected if political, economic and military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

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

Some of our directors and officers as well as many of our Israeli employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

Some of our directors, officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army. They may also be further subject to being called to active duty at any time under emergency circumstances. Directors, officers, and key employees falling within these requirements include Roy Zisapel, our Chief Executive Officer and President, Amir Peles, our Chief Technical Officer, and Assaf Ronen, our Vice President, Research and Development. Our operations could be disrupted by the absence, for a significant period, of one of more of these officers or other key employees due to military service, and any disruption in our operations would harm our business. The full impact on our workforce or business if some of our officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

The rate of inflation in Israel and the change in the exchange rate between the New Israeli Shekel against the U.S. dollar and/or the U.S. dollar against the Euro is volatile, and may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or are dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies mainly in Israel, in New Israeli Shekels (“NIS”) and in Europe, in Euros. In 2005, we sold in Euros in most European countries. In this respect, we are exposed to the following risks: the rate of inflation in Israel may exceed the rate of devaluation of the NIS in relation to the dollar, the timing of this devaluation may lag behind inflation in Israel, or the NIS may increase in value relative to the dollar. In such events, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In addition, if the Euro increases in value relative to the dollar and sales in Euros do not exceed expenses incurred in Euros, the dollar cost of our operations in Europe will increase and our operating profit will be adversely affected. If the Euro decreases in value relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit will be negatively affected as a result of a decrease in the dollar value of our sales. In 2005, the value of the dollar increased in relation to the NIS by 6.8%, the inflation rate in Israel was 2.4%, and the value of the dollar increased in relation to the Euro by 15.3%. As a result, during 2005, we had a decrease in expenses (as a result of the decrease in the Euro exchange rate), which was offset by the decrease we had in our sales due to the fact that our sales to the EU countries are also denominated in Euro. We cannot provide assurances that we will not be materially adversely affected by the rate of inflation in Israel or exchange rate fluctuations in the future.

The tax benefits we may receive in connection with our approved enterprise program require us to satisfy prescribed conditions and may be terminated or reduced in the future. This would increase taxes and decrease our net profit

The Investment Center has granted us an approval to establish an “Approved Enterprise” program at our Tel Aviv and Jerusalem facilities. An Approved Enterprise is eligible for tax benefits on taxable income derived from its Approved Enterprise programs. The benefits available to an Approved Enterprise are dependent upon the fulfillment of conditions stipulated in applicable law and in the certificate of approval. If we fail to comply with these conditions, in whole or in part, with respect to any Approved Enterprise program we establish, or if we voluntarily decide to cease the Approved Enterprise program, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. One criterion for establishing the level of tax benefits is the percentage of holdings by foreign (i.e. non-Israeli) investors in our shares. A decrease in the level of foreign investors’ holdings may increase our tax rate.

A recent amendment to the Investment Law, which was published on April 1, 2005 (the “Amendment") has changed certain provisions of the Investment Law. As a result of the Amendment, the Company is no longer obliged to obtain an Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, the Company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. The Company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise” under the Amendment). In order to receive the tax benefits, the Amendment states that the Company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the Company requested to have the tax benefits apply to the Benefited Enterprise (the "Year of Election"). Where the Company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the Company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the Company’s production assets before the expansion.

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

We may be required to pay stamp duty on agreements executed by us after June 1, 2003 and prior to January 1, 2006. This would increase our taxes.

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

Under an order published in December 2005, the requirement to pay stamp duty was terminated with respect to documents signed on or after January 1, 2006.

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

As of January 1, 1999, we established a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in the Americas and is our authorized representative and agent in the United States. The principal offices of Radware Inc. are located at 575 Corporate Dr., Lobby 2, Mahwah, NJ 07430 and its telephone number is 201-512-9771.

We also have several wholly owned subsidiaries world-wide handling local support and promotion activities.

For a discussion of our capital expenditures and divestitures, see “Item 5—Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

Business Overview

General

We develop, manufacture and market Application-smart networking solutions that provide end-to-end availability, performance and security of mission critical networked applications. Radware’s integrated Application Front-End, Application Security and Application Access solutions enable enterprises and carriers to deliver their mission critical applications successfully between data centers and remote locations, over all critical points in the network.

Our Application Delivery solutions enable customers to manage their network infrastructure, bypass systems failures, scale their application performance, and secure their Internet protocol (“IP”) traffic. Our products align network behavior with business process to improve productivity and extract the greatest value from investments in network infrastructures by intelligently distributing traffic within the network, optimizing the use of available network resources and protecting applications, networks and users at high speeds. Since our establishment, our products have won a number of awards for performance, including Network Computing Editor’s Choice, SC Magazine Recommended Buy Award, Network Computing Well-Connected, Internet World Best of Show, PC Magazine Editor’s Choice and Network Magazine Product of the Year. In addition, we have been recognized as industry leaders by independent, third party analysts such as Gartner, IDC and Yankee Group.

Solution Architecture, Management and Products

All Radware APSolute products are built around our family of intelligent ASIC and Network Processor based application switches, and incorporate our innovative new APSolute OS software platform. APSolute products ship with the full set of integrated APSolute OS availability, performance and security capabilities and users have the flexibility to choose the integrated functionality they want activated across the product family for custom-fit application delivery solutions. APSolute OS aligns network operations and resources with application needs for end-to-end fault tolerance and maximum availability, performance and security. Deployed enterprise wide, from the data center to branch offices, APSolute OS meets application demands across application infrastructure server farms, and connectivity and security layers of the network.

APSolute OS is a modular operating system built around Radware’s core software engines, the Application Classifier and Flow Manager, that are used to classify traffic based on an extensive and granular set of application intelligence. Users can define classes of traffic and policies for how network resources should handle that traffic based on any combination of network, application, content and user information. APSolute OS service modules (each as described below), which are available on our hardware products, include: Advanced Health Monitoring, Traffic Redirection and Load Balancing, Bandwidth Management, Content Acceleration, Compression, SSL Offloading, Intrusion Prevention and DoS Protection. With APSolute OS, enterprises and carriers can address existing and emergent application service requirements across server farms, security and connectivity layers.

Advanced Health Monitoring provides accurate detection of application failures, controls operational components, immediately bypasses failures for non-stop operation, provides failure alerts, and takes automatic corrective action to deliver redundancy at all levels. By tracking traffic flows across the datacenter and distributed sites, and implementing multi-step decisions at every critical point across the transaction path, health monitoring ensures reliable application delivery. Advanced Health Monitoring enables the comprehensive monitoring of resources such as servers, firewalls, VPN gateways, IDS, anti-virus gateways, ISP links, cache and routers. The Health Monitoring module extends predefined health checks including: HTTP (Hypertext Transfer Protocol), HTTPS (Hypertext Transfer Protocol over Secure Socket Layer), FTP (File Transfer Protocol), RADIUS, RTSP (Real-Time Streaming Protocol), while enabling the configuration of customized checks by device, transaction path and content.

Traffic Redirection and Load Balancing intelligently distributes traffic across network devices, optimizing the utilization of site-wide resources to accelerate application performance. By providing maximum utilization and flexible traffic distribution across server farms and distributed sites, enterprises gain virtually unlimited scaling of applications, server operations and handling of increased user traffic for economical growth. Traffic redirection optimizes existing resources (locally and remotely), by dynamically distributing traffic across the various servers and sites using an extensive array of traffic redirection algorithms to dispatch traffic - including cyclic distribution, least users, least packets and least bytes. Using patented load balancing technology, Radware distributed traffic according to client/site network proximity and site availability, thus providing a global load balancing solution based on real end user performance. Applications are delivered to the users quickly, no matter where they are located. APSolute traffic redirection extracts granular application intelligence, classifies different types of traffic based on any one, or combination of, application, content, user, and network parameters, and aligns network behavior with business processes, by adapting network behavior to accommodate different types of traffic.

Bandwidth Management provides control over bandwidth resource allocation, to prioritize all network traffic, and guarantee service levels for mission critical applications. This ensures that bandwidth required for mission critical applications is not being over-utilized by bandwidth intensive non-critical applications. Bandwidth management policies leverage the classification of traffic by users, applications, and content, for the configuration and prioritization of traffic to ensure that each class receives the level of service according to the defined policy. Based on business requirements, APSolute solutions utilize granular traffic shaping to ensure that critical business applications get higher priority than non-critical applications. With automatic application discovery for over 70 enterprise applications, administrators can limit/guarantee bandwidth on a per-user and per-session basis, and provide granular control to ensure quality of service.

Content Acceleration provides economical and transparent scaling of network and server resources with multi-layer acceleration methods, including content caching, TCP optimization, HTTP offloading, SSL offloading, and open-ended content and image compression. These acceleration capabilities reduce bandwidth overhead, congestion and network bottlenecks, and dramatically accelerate content delivery to end-users.

End-to-end Compression reduces network latency, and lowers bandwidth costs. Providing open-ended compression eliminates the need for client-side devices or proprietary software for compression over the LAN, and across the WAN. Compression optimizes under-utilized bandwidth and controls bandwidth utilization by compressing web content (reducing the average page size by 50%), and optimizing images (reducing a file size by a factor of 10).

SSL (Secure Socket Layer) Offloading of server intensive SSL operations and persistent functions frees server CPU’s to handle a greater number of requests, thus reduces the need to buy additional hardware to support application processing requirements. Radware uses a dedicated high throughput, and specialized acceleration platform that enables 16,000 SSL transactions per second, and supports up to 150,000 concurrent connections. A FIPS (Federal Information Processing Standard) compliance card is used for storing security keys and certificates, greatly simplifying key and certificate management. Providing centralized management for all security keys and certificates eliminates the need to maintain keys and certificates on individual servers - saving costs and reducing complexity.

Intrusion Prevention automatically secures network resources from over 1,700 malicious attack signatures for Viruses, Worms, Trojans, Scanning software, Spyware, and Protocol anomalies.
By continuously monitoring all network traffic at Gigabit speeds, Intrusion Prevention detects and prevents attacks in real time, immediately blocks malicious traffic to safeguard enterprise operations from hacking. Suspect traffic is monitored and reported, enabling network administrators to take proactive measures against potential intruders. Radware's Security Update Service (SUS) provides the additional security of having immediate protection from any emerging application threat by issuing new attack signatures as they emerge. Unknown attacks are detected using protocol anomaly inspection. Looking for protocol anomalies enables the detection of abnormal packet fragmentation which, in most cases, indicates malicious activity.

 DoS Protection identifies and blocks debilitating Denial of Service attacks, protecting the network from service failures and downtime. Coupling multi-gigabit throughput speeds with an advanced sampling algorithm, the DoS protection module detects abnormal service requests and stops DoS attacks before they undermine network operations for complete security and business continuity. Additionally, SYN Flood protection protects the network from both known and unknown SYN Flood attacks. This means that while attack mitigation is taking place, legitimate traffic flows normally and users are unaffected by the attack. APSolute also provides DHCP Flood protection to maintain uninterrupted network access.

At the end of 2005 we acquired the business of V-Secure, which included the acquisition of the technology, customers relationship, and goodwill. As a result of the acquisition, V-Secure’s key research and development employees were hired by us. Following this acquisition we integrated the V-Secure self-learning expert system algorithms for proactive zero-day protection into our integrated IPS and DoS security solutions. The first version of the integrated product was launched in February 2006. V-Secure adaptive technology is designed to provide customers with immediate protection from new and unknown security threats using advanced behavioral based IPS technology that protects against worms propagation and DoS attacks by identifying anomalous traffic patterns without human intervention.

APSolute Insite

The common application management tool which runs across all Radware products is APSolute Insite. APSolute Insite is a unified management tool with an intuitive GUI that provides end-to-end network visibility, control and policy management of all application switching devices. APSolute Insite’s unified administration allows users to control and monitor IP application performance across the enterprise. APSolute Insite is a service driven management tool that optimizes business performance and availability by providing a unified environment for the seamless management of all Radware devices. Features such as trend analysis and full views of statistics allow network administrators to proactively monitor, manage and tune network resources to optimize their mission critical enterprise services.

Based on an easy-to-use site map interface, APSolute Insite lets users draw their network, configure Radware Application-smart switching devices and set-up the APSolute OS Services (as described above) to address end-to-end IP application service requirements. APSolute Insite’s statistics module provides real-time and historical views of actual application performance levels for monitoring site-wide operations and simple pinpointing of vulnerabilities and failures, affording complete visibility and control over the performance of Web and Application Servers, security tools, cache servers, anti-virus tools and Internet links.

APSolute Insite provides real-time and historical views of all Radware Application Switching devices and APSolute OS services for complete visibility of site-wide IP application performance, facilitating trend analysis while extending comprehensive control of enterprise operations. The collected statistics enable administrators to identify network vulnerabilities and take proactive steps to mitigate service failures before they affect the site. APSolute Insite offers a comprehensive set of user defined statistics that provide performance and bandwidth consumption data per device, including bi-directional traffic, failures, bottlenecks, resource management and client information. Based on this information, network administrators can decide to add resource capacities, tune bandwidth policies or relocate devices to better manage actual traffic loads and IP application performance requirements.

Application Switch Platforms

All Radware products are powered by our Application Switch platforms. Radware purpose-built Application Switching hardware offers scalable and flexible throughput performance to meet the broad range of enterprise and carrier end-to-end application delivery requirements.

Radware's Application Switch 1 combines ASIC-based switching, CPU processing power and APSolute OS Services to deliver the performance and service breadth to address all IP application requirements across network layers 4-7. Designed to guarantee application availability, security and performance, Application Switch 1 bridges the gap between IT infrastructure and IP Applications for comprehensive control of all critical operations across the enterprise.

Application Switch 2 is powered by a multi-layered switching architecture designed to address the widest set of protocols and service requirements across network layers 4-7 while boosting IP application performance to Gigabit Speeds. Delivering accelerated processing speeds with the ability to optimize routing decisions based on specific applications, web requests and content, Application Switch 2 provides reliability, performance and security across IP applications, for complete control over enterprise operations.

Application Switch 3 is a 3-tier processing architecture designed to meet the high capacity processing requirements for the most intensive layer 4-7 switching operations. Dual network processors in the second tier of the Application Switch 3 architecture, accelerate traffic redirection, load-balancing, quality of service control, real-time intrusion prevention and DoS mitigation for application security to multi-Gigabit speeds. The third-tier in the Application Switch 3 architecture is the powerful RISC processor that is responsible for managing and prioritizing all active application sessions.

In 2005, we introduced our new high-end Application Switch 4 which provides superior performance and port density with 20 ports of Gigabit Ethernet.

The APSolute™ product family consists of the following products, all of which are built around Radware application switch platforms and a common APSolute OS and APSolute Insite software architecture:

•	AppDirector™ and Web Server Director® provides full availability, redundancy, security and optimized operation of servers - in order to achieve high performing IP applications.

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

•
DefensePro® Intrusion Prevention and Denial of Service Switch protects against worms, viruses, malicious intrusions and Denial of Service attacks at up to 3 Gigabit speeds, preventing attacks in real-time for intrusion prevention and multi-layer application defense.

•
AppXcel™ and CertainT 100 ® Application Accelerator performs web compression and HTTP multiplexing, and accelerates web applications for high performance content serving and Secure Sockets Layer (“SSL”) encryption and decryption, providing secure and effective SSL processing.

•
SecureFlow™ simplifies the management and optimizes performance of best of breed enterprise security tools to enable transparent, selective integration of content inspection, anti-virus, VPN, IDS and firewalls into a unified switched architecture to eliminate the security/performance tradeoff

•
CID - Content Inspection Director® managed service delivery platform for carriers that enables centralized and optimized IP value added service deployment. With Content Inspection Director carriers can extend high-performance security and media services to customers, customizing delivery, guaranteeing SLAs and generating a new source of revenues.

Our products are compatible with any system that uses the Internet protocol and can operate with various network structures, configurations and operating systems. Our products support a wide variety of IP-based applications, including web services, e-mail, voice, P2P, ERP, Customer Relationship Management tools, database and file transfers.

Security Update Service

Radware’s Security Update Service is an optional subscription service that delivers immediate and ongoing security updates, to protect customers against the latest security threats. The Security Update Service, available as a subscription service, is comprised of the following services: A Security Operations Center, Emergency Filters, Weekly Security Updates and Custom Filters, which are sent to the service subscribers.

Customers and End Users

With the exception of our limited direct sales efforts to select customers, we sell our products through distributors or resellers who then sell our products to end users.

We have a globally diversified end-user base, consisting of corporate enterprises including banks, insurance companies, manufacturing and retail, government agencies, media companies and service providers, such as telecommunication carriers, Internet service providers and application service providers. Customers in these different vertical markets deploy Radware for availability, performance and security of their applications from headquarters to branch offices.

In 2005, approximately 41% of our sales were in the Americas (principally in the United States), 31% were in EMEA (Europe, Middle East and Africa) and 28% in Asia-Pacific. Other than the United States, no single country accounted for more than 10% of our sales for 2005.

For the years ended December 31, 2005, 2004 and 2003, one single customer (a distributor) accounted for 16%, 11% and 11% of our sales, respectively. As of December 31, 2005 one single customer (a distributor) represented 16% of the trade receivables balance. As of December 31, 2004, no single customer represented more than 10% of the trade receivables balance.

Sales and Marketing

Sales. We market and sell our products primarily through an indirect sales channel that consists primarily of distributors located in North America, Europe and Asia. In addition, we generate direct sales to select customers. Our sales channels are supported by our sales managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff who help generate and qualify leads for the sales managers. As of December 31, 2005, we employed a total of 51 sales managers and sales staff in the Americas with locations in various states. We also employed 62 sales managers and sales staff based in the rest of the world, who are responsible for developing and maintaining distribution channels outside the Americas. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

Marketing Strategy. Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality Application-smart solutions. We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our sales force and marketing efforts are principally directed at developing brand awareness and providing sales support to our distributors. We participate in major trade shows and offer support to our distributors who participate in regional trade shows and events. We also invest in web based and print advertising campaigns as well as a global media and public relations campaign. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, value added resellers and other companies that have formed strategic alliances with us. We have entered into co-marketing arrangements with companies in other complementary Internet segments, including:

-	Aventail Corporation;
-	Finjan Software;
-	Oracle Corporation;
-	BEA Systems, Inc.;
-	BMC Software Inc.;
-	Aladdin Knowledge Systems Ltd.;
-	Secure Computing Corporation;
-	Microsoft Corporation;
-	WatchGuard Technologies Inc.; and
-	Hewlett Packard Company.

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

Technical Management

Our technical team, which consists of 106 employees worldwide as of December 31, 2005, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products. In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically get new software versions of their products and obtain optimized performance by purchasing any of the following five optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement.

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

As of December 31, 2005, our research and development staff consisted of 122 employees. Research and development activities take place at our facilities in Israel. We employ established procedures for the requirement management, development and quality assurance of our new product developments. Our research and development organization is divided according to our existing products. Each product group is headed by a group leader and includes team leaders and engineers. In addition, we have a hardware and infrastructure group responsible for the development of the Radware hardware platforms and infrastructure which is the basis for all products, serving all product groups, which consists of a group leader, team leaders, and engineers and a generic software group responsible for the software which is common to all our products (such as the management tools), which consists of a group leader, team leaders and engineers. We furthermore have a quality assurance department, which assists all product groups, and includes a group leader and quality control engineers and technicians. We occasionally use third party subcontractors for the development of portions of research and development projects.

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

These circuit boards are the principal component which we use in the manufacture of our products. If we are unable to acquire circuit boards from USR on acceptable terms, or should USR cease to supply us with circuit boards for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period. We are currently negotiating an agreement with an additional supplier for a limited number of product platforms.

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. The “RoHS” Directive, will take effect on July 1, 2006 and requires that certain of our products be modified to meet this regulation. The “WEEE” Directive requires produces of electrical and electronic equipment to register in different European countries and provide collection and recycling facilities for used products. If we fail to achieve compliance, we may be restricted from selling our products in the European Union and this could adversely affect our results of operations.

Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology. We have a policy that requires our employees to execute employment agreements, including confidentiality and non-compete provisions.

We have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®”,“Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®” and “CID - Content Inspection Director®” and we have trademark applications pending for “UpLink™”, “Radware™”, “APSoluteTM”, “AppDirector”™, “AppXCel”™ and “SecureFlow”™. We do not currently own any registered copyrights. We have registered patents in the United States for our triangle redirection method used for the global load balancing, for our mechanism for efficient management and optimization of multiple links used in our LinkProof product, for our method for load balancing by global proximity used in our WSD product and for our method for controlling traffic on links between autonomous BGP systems, and pending patent applications and provisional patents in connection with several methods and features used in our products. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

For example, in March 2003, F5 Networks, Inc. filed a lawsuit against us for patent infringement in U.S. District Court for the Western District of Washington. We settled the claim in September 2004.

In July 2004, we filed a lawsuit in the District Court of New Jersey against F5 Networks, Inc. for infringement of our patent directed at a method for load balancing by global proximity. We settled the lawsuit in March 2005.

Competition

Our industry is characterized by intense competition. Our principal competitors in the sale of Application Delivery solutions include Cisco Systems, Inc., Nortel Networks Corporation, Juniper Networks Inc, Citrix Networks Inc., and F5 Networks, Inc. We expect to face increasing competition as new competitors enter our market and multinational corporations purchase players in the market. In addition, we face competition in the Intrusion Prevension space. Such competitors include 3Com Systems, Inc., Internet Security Systems, Inc. Juniper Networks, Inc. and McAfee, Inc.

Some of our competitors have substantially greater financial, personnel and other resources, and may offer a broader range of products than we do. These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. They may also benefit from greater economies of scale, offer more aggressive pricing, devote greater resources to the promotion of their products, bundle their products or incorporate an existing Application Delivery solution into existing products. Furthermore, in the past year there have been several acquisitions of companies in our market creating larger competitors. For example, Juniper Networks Inc. became a competitor in the application delivery market by acquiring Peribit Networks Inc. and Redline Networks Inc., and Citrix Systems Inc, became a competitor in the application delivery market by acquiring Netscaler Inc. Examples of two additional acquisitions by competitors in the application delivery space were Cisco Systems Inc.’s purchase of FindGround Networks Inc. and F5 Networks Inc.’s acquisition of Swan Labs Corp. The dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

We believe that our success will depend primarily on our ability to provide more technologically advanced and cost-effective Application Delivery solutions, and more responsive customer service and support, than our competitors. However, we cannot assure you that the products we offer will compete successfully with those of our competitors. Furthermore, should competition intensify, we may have to reduce the prices of our products which will negatively impact our business and financial condition.

Israeli Office of Chief Scientist

From time to time, eligible participants may receive grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist. Grants received are generally repaid through a mandatory royalty based on revenues from products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law. In June 2005, an amendment to the Research and Development Law came into effect, among other things, relaxes restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist-funded know-how outside of Israel, as described below.

Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the Chief Scientist are eligible for grants usually of up to 50% of certain approved expenditures of such programs, as determined by said committee. In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100 - 150% of the dollar-linked value of the total grants received in respect of such program, plus interest.

The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the Research and Development Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment is expected to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted. The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The June 2005 amendment to the Research and Development Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. Effective April 1, 2003, the Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

By December 31, 2001, we repaid by way of royalties the full amount we owed to the Chief Scientist. In 2004, we applied, together with another company, to obtain a grant from the Chief Scientist under the “joint R&D project” track. The Chief Scientist approved the maximum grant to the project of approximately $0.2 million. In 2005, we applied to obtain an additional grant from the Chief Scientist, under the same project. The Chief Scientist approved an additional grant to the project in an additional maximum amount of approximately $0.2 million. During 2005 we have received an aggregate amount of $0.3 million for this project from the Chief Scientist. In the beginning of 2006 we applied to obtain an additional grant, under the same project, in an amount of approximately $0.3 million. Under the “joint R&D project” track there is no royalty commitment but other limitations of the Research and Development Law are applicable.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the research committee. Such approval is not required for the export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to any third parties outside Israel, except in certain circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law. In addition, the rules of the Office of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

The Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

Organizational Structure

As of January 1, 1999, we established a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in America. We also have subsidiaries in Australia, France, Germany, the United Kingdom, Italy, Japan, Singapore, Korea, Canada and Switzerland. We have also established representative offices in China, Taiwan and Russia, and a liaison office in India. All the above subsidiaries are wholly-owned. Our subsidiaries include:

Name of Subsidiary	Country of Incorporation
Radware Inc.	New Jersey, United States of America
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware GmbH	Switzerland

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

AB-NET Communications Ltd. BYNET Data Communications Ltd. BYNET Electronics Ltd. BYNET SEMECH (outsourcing) Ltd. Bynet Software Systems Ltd. Bynet System Applications Ltd.	Ceragon Networks Ltd. Commex Technologies Inc. Infogate On Line Ltd. Modules Inc. Packetlight Networks Ltd. RAD-Bynet Properties and Services (1981) Ltd. RADCOM Ltd. RAD Data Communications Ltd.	WISAIR Inc. Sanrad Inc. RADLive Inc. RAD-OP, Inc. RADView Software Ltd. RADVision Ltd. RADWIN Ltd. RiT Technologies Ltd. Silicom Ltd.

The group also includes several other holdings, real estate companies and pharmaceutical companies. The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

In addition to engaging in other businesses, members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products. See also Item 7 - Related Party Transactions.

Property, Plants and Equipment

Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 31,500 square feet of leased office space in Tel Aviv, Israel. The lease expires in October 2007. The facilities are leased from affiliated companies owned by Messrs. Yehuda and Zohar Zisapel - see Item 7 -“Major Shareholders and Related Parties Transactions.”

We also sublease approximately 5,482 square feet of space in Jerusalem for our manufacturing facility from USR. The sublease with respect to 2,150 square feet expires in April 2009 and the sublease with respect to the remaining 3,332 square feet expires in December 2007. In the United States, we lease approximately 12,382 square feet in Mahwah, New Jersey from a related party, which lease will expire in April 2007. We also lease 4,916 square feet from an unaffiliated party in Costa Mesa, California, which lease expires in March 2007. We also lease 3,024 square feet in Dallas, Texas, which lease expires in February 2009. In addition, we lease facilities for the operation of our subsidiaries and representative offices in several locations in the United States, Europe and Asia Pacific. We may need additional space if we expand our business and believe that we will be able to obtain space as needed.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

None.

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

Revenues. Our revenues are derived primarily from sales of our products and, to a lesser extent, from sales of post-contract customer support through our Certainty Support program and sales of a security subscription service the “Security Update Service” (hereunder “SUS”). We generally recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectability is probable. Post-contract customer support and the SUS service, which represents mainly software update subscriptions, help-desk support and unit replacements, is recognized ratably over the contract period, which is typically one year.

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

Marketing and Selling Expenses. Marketing and selling expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales and marketing of our products as well as related trade shows, advertising, promotional, web site maintenance and public relations expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses and other general corporate expenses.

Operating expenses also included amortization of stock-based compensation, which is allocated among research and development expenses, marketing and selling expenses and general and administrative expenses, based on the division in which the recipient of the option grant is employed. Amortization of stock-based compensation results from the granting of stock options to employees with exercise prices per share determined to be below the deemed fair market value per share of our ordinary shares on the dates of grant or from modifications to specific stock option grants. The stock-based compensation is being amortized to operating expenses over the vesting period of the individual options.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123(R)"), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees to be recognized, as of the first quarter of 2006, based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods: (i) a “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date. (ii) a “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We plan to adopt the new statement effective January 1, 2006, using the “modified prospective” method. We expect the adoption of SFAS No. 123R may have a significant effect on the Company's results of operations and net earnings per share. However, our assessment of the estimated compensation charges is affected by our stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price and employee stock option exercise patterns. Had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our consolidated financial statements.

Financial Income (Expenses), Net. Financial income, net consists primarily of interest earned on short-term and long-term bank deposits, and of amortization of premiums, accretion of discounts and interest earned on investment in marketable securities of proceeds from the issuance of our shares to the public, from the exercise of options to purchase our shares, from cash generated from our operations and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Taxes, Israeli companies are generally subject to corporate tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 31% for the 2006 tax year 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we have established an approved enterprise program (the "Program"), which is eligible for the tax benefits for operational profit, described below under the heading "Corporate Tax Rate." These benefits result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income. The tax rate depends upon the percentage of our income derived at that time from the Approved Enterprise program. The tax benefits depend on our meeting the requirements of the Program and there is no assurance we will be able to obtain such benefits. Our U.S. subsidiary has carry-forward tax losses to offset against future taxable profit. We have recorded a deferred tax asset in relation to these carry-forward tax losses and we anticipate that we will utilize part of these tax losses in 2006. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly. We may incur, for accounting purposes, tax expenses in 2006 which we anticipate to be at a rate of approximately 10%. The tax expenses for accounting purposes might be higher than the actual tax payments to the tax authorities, due to exercise of non qualified options by our employees which gains from such exercises are considered a deductible expense for tax purposes. The tax benefit resulting from the exercise of such stock options will be credited to additional paid-in-capital, when probable, rather than a deduction from the tax expenses for accounting purposes.

Market trends. According to our estimations, the market in 2005 has continued the trend which started in 2004 and continued to grow slightly. This slight growth in the past two years has followed a few years in which there was a deterioration of the economy worldwide and economic uncertainty in the telecommunications market which resulted in a curtailment of capital investment by companies in our target markets and caused our revenue growth to increase at a significantly slower pace during the last few years relative to prior years. Due to the past volatility of the market it is difficult to predict the conditions of our market going forward. In addition, we believe that market conditions cause our customers and potential customers to be more conservative in planning their spending. If the global conditions deteriorate, and companies in our target markets continue to reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market continues to be flat and customers continue to experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition. Furthermore, 2005 was marked by several acquisitions of companies in our space which resulted in continuous changes in the competitive landscape. For example, 3Com Systems, Inc. became a competitor in the Intrusion Prevention market by acquiring Tipping Point Technologies, Inc., Juniper Networks Inc. became a competitor in the application delivery market by acquiring Peribit Networks Inc. and Redline Networks Inc., and Citrix Systems Inc, became a competitor in the application delivery market by acquiring Netscaler Inc. The dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

We intend to continue our investment in the marketing and branding of our APSolute application delivery product family which we released a few months ago, in order to broaden market acceptance of such products. Such investment includes recruitment of skilled personnel, participation in trade shows, testing and certification of our products by leading firms in the industry, investment in brand awareness and so forth. There is no assurance that we will be successful in such marketing and selling activities and that the increase in revenues, if any, will justify the investment.

Business combination - acquisition of V-Secure.. In December 2005, we acquired the business of V-Secure which included the acquisition of intellectual property, technology, customers relationship and goodwill. The total consideration for the acquisition was $9,168,000, out of which an amount of $ 9,011,000 was paid in cash; and $148,000 was paid by issuance of fully vested warrants to V-Secure to purchase 45,454 ordinary shares of the Company. The remaining balance is related to acquisition costs payable. Additional cash consideration of $6,000,000 is payable contingent upon meeting a certain milestone by June 28, 2006. The purchase price was allocated to the identifiable intangible assets acquired (which have been valued by a third party valuation specialist) based upon their estimated fair values. The acquisition of V-Secure was accounted for under the purchase method of accounting. See also Note 1e to our Consolidated Financial Statements included in this annual report.

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

In many cases, the accounting treatment of a particular transaction is specifically dictated in the U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would produce a materially different result. The Company’s management has reviewed these critical accounting policies and related disclosures with the Company’s Audit Committee. See Note 2 to our Consolidated Financial Statements, which contains additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

Our management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Accounting for doubtful accounts;

•	Inventory valuation;

•	Income taxes; and

•	Legal contingencies.

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

Revenues in arrangements with multiple deliverables are recognized under the “residual method” when Vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements, no VSOE exists for the delivered elements, and all other revenue recognition criteria are satisfied. VSOE for post-contract customer support is determined based on the price when it is sold separately in similar arrangements. The price may vary in the territories and vertical markets in which the Company conducts business. Price is determined by using a consistent percentage of the product price.

Revenue derived from post-contract customer support, which represents mainly software subscription, SUS and unit replacement services, is recognized ratably over the contract period, which is typically one year.

Revenues from training and installation, which are considered as not essential to the functionality of the product, included in multiple elements arrangements are recognized at the time they are rendered.

The Company and its subsidiaries provide a provision for product returns and stock rotation based on their experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with Statement of Financial Accounting Standard No. 48 "Revenue Recognition When Right of Return Exists" ("SFAS No. 48"). If the historical data used to calculate these estimates does not properly reflect future returns, additional provision for sales returns may be required, and revenues in that period could be adversely affected.

Deferred revenue includes unearned amounts received under post-contract customer support and SUS.

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

Income taxes. We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction by jurisdiction basis. In determining future taxable income, we are responsible for assumptions utilized, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying business.

Legal contingencies. As discussed in “Item 8 - Financial Information” under the caption “Legal Proceedings,” in December 2001, we were named as a defendant in a class action complaint alleging violations of the federal securities laws in the United States District Court, Southern District of New York, together with approximately 300 additional issuers. We have approved a settlement agreement and related agreements, which set forth the terms of a settlement between us, the plaintiff class and the vast majority of the other approximately 300 issuer defendants.

The settlement agreement provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. To the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers’ settlement agreement. To the extent that the underwriter defendants settle for less than $1 billion, the issuers are required to make up the difference. On April 20, 2006, JPMorgan Chase and the plaintiffs reached a preliminary agreement for a settlement for $425 million. The JPMorgan Chase settlement has not yet been approved by the Court. However, if it is finally approved, then the maximum amount that the issuers or their insurers will be potentially liable for is $575 million, of which our part is less than $2 million.

It is anticipated that any potential financial obligation of ours to plaintiffs due pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance. Therefore, our management, based on the opinions of our legal advisors handling the claim, does not expect that the settlement will involve any payment by the Company. Accordingly, no provision for such contingency was provided in our financial statements.

The settlement agreement and related agreements are subject to a number of contingencies, including the approval of the settlement agreement by the Court. On February 15, 2005, the court granted preliminary approval of the settlement agreement, subject to certain modifications consistent with its opinion. Those modifications have been made. On March 20, 2006, the Underwriter Defendants submitted objections to the settlement to the Court. The Court held a hearing regarding these and other objections to the settlement at a fairness hearing on April 24, 2006, but has not yet issued a ruling. There is no assurance that the court will grant final approval to the settlement. If the settlement agreement is not approved and we are found liable, we are unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than our insurance coverage, and whether such damages would have a material impact on our results of operations, cash flows or financial condition in any future period.

A. Operating Results

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2002	2003	2004	2005
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	18.2	18.0	17.8	19.2
Gross profit	81.8	82.0	82.2	80.8
Operating expenses:
Research and development, net	17.9	15.3	15.1	16.8
Sales and Marketing	68.7	54.3	46.6	51.5
General and administrative	9.7	7.6	6.6	6.8
Total operating expenses	96.3	77.2	68.3	75.1
Operating profit (loss)	(14.5)	4.8	13.9	5.7
Financial income, net	9.7	6.9	6.7	6.6
Income (loss) before income taxes	(4.8)	11.7	20.6	12.3
Income taxes	-	-	(0.5)	(0.3)
Minority interest in earnings of a subsidiary	-	(0.1)	-	-
Net income (loss)	(4.8)%	11.6%	20.1%	12.0%

Executive Summary - Year Ended December 31, 2005

Sales in 2005 were approximately $77.6 million, an increase of 13% compared with sales of $68.4 million in 2004. In 2005 we have continued the trend of sequential increase in sales, year over year, since our first year of incorporation. The cost of sales as percentage of revenues slightly increased, compared to its level in 2003 and 2004. In order to continue to strengthen and broaden our product lines we have slightly increased our investments in research and development during 2005. In order to increase market acceptance of our new products and to strengthen our branding and market penetration in certain regions, we decided to continue and increase our sales and marketing expenses throughout the year. Our sales increased at a lower rate than the increase of our operating expenses. As a result, there was a decrease in our operating profit in 2005 to an amount of $4.4 million, compared to an amount of $9.5 million in 2004. The financial income increased due to the increase in our cash and due to the increase in interest rates. This increase was partially offset by loss from foreign currency translation differences. Such differences resulted mainly from the decrease in the value of the Euro relative to the Dollar during 2005.

In 2006 we intend to continue and increase investment in the development of new products and directions, as well as support continued growth in our sales and enhancement of market acceptance for our end to end product offerings. As a result our research and development and sales and marketing expenses are expected to increase compared to 2005.There is no assurance that our investment in new products and market penetration will increase our revenues and justify the additional expense.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Sales. Sales in 2005 were approximately $77.6 million, an increase of approximately 13% compared with sales of approximately $68.4 million in 2004. The growth in sales during 2005 is primarily attributable to the expansion of our sales and marketing activities, and a slight improvement in the market environment and corporate spending.

Cost of Sales. Cost of sales was approximately $14.9 million in 2005, compared with cost of sales of approximately $12.2 million in 2004. Cost of sales as a percentage of sales was 19.2% in 2005, a slight increase compared to the cost of sales level of 17.8% in 2004. This increase is primarily attributable to the introduction of new products as well as a different mix of products.

Research and Development (“R&D”) Expenses. Research and development expenses were approximately $13.0 million in 2005, an increase of 26% compared with research and development expenses of approximately $10.3 million in 2004. The increase is primarily due to hiring of new R&D personnel. Additional R&D employees were hired during 2005 in order to support our Application Delivery capabilities and development of new platforms and products, including enhancement of our quality assurance department. A small part of the increase was offset due to the decrease in the Dollar cost of our salaries for our research and development staff caused by the decrease in value of the NIS against the dollar. All these salaries were paid in NIS. We expect the R&D expenses to increase in 2006 due to the recruitment of additional personnel and salary increases of existing personnel.

Sales and Marketing Expenses. Sales and marketing expenses were approximately $40.0 million in 2005, an increase of 25% compared with sales and marketing expenses of approximately $31.9 million in 2004. Percentage-wise, the share of sales and marketing expenses of total revenues increased from 46.6% in 2004 to 51.5% in 2005. The increase of our sales and marketing expenses in 2005 is related to the increase in sales as well as the continued investment in market acceptance of new products and our next generation APSolute application delivery product family, and investment in new geographical markets, mainly in Europe and the Far East. We anticipate increasing sales and marketing expenses for 2006 primarily for the purpose of (i) increasing brand awareness and market acceptance of our new products (by participation in trade shows and seminars, testing and certification of our products by leading firms in the industry); (ii) strengthening our international presence (by adding sales and marketing personnel, as well as technical support people).

General and Administrative Expenses. General and administrative expenses were approximately $5.2 million in 2005, an increase of approximately 16.7% compared with general and administrative expenses of approximately $4.5 million in 2004. This increase is primarily attributable to the actions we have taken in order to improve our information systems and to professional services received in order to prepare our company to comply with the Sarbanes Oxley Act.

Financial Income, Net. Financial income, net was approximately $5.2 million in 2005, an increase of approximately 13% compared with financing income, net of approximately $4.6 million in 2004. This increase is attributable to the total increase in cash and cash equivalents, bank deposits and marketable securities and increase in interest rates which was partially offset by a loss from foreign currency translation differences which are included in financial income, caused mainly by a decrease in the value of the Euro relative to the Dollar.

Income Taxes. Income taxes were approximately $0.3 million in 2005 (in and outside Israel), the same as in 2004. This amount derives mainly from current taxes and change in deferred taxes.

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

Sales and Marketing Expenses. Sales and marketing expenses were approximately $31.9 million in 2004, an increase of 7% compared with sales and marketing expenses of approximately $29.8 million in 2003. Percentage-wise, however, the share of Sales and Marketing expenses of total revenues decreased from 54.3% in 2003 to 46.6% in 2004. The increase of our sales and marketing expenses in 2004 is related to the increase in sales as well as the investment in market acceptance of new products, and investment in new geographical markets, mainly in Europe and the Far East.

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

Financial Income, Net. Financial income, net was approximately $4.6 million in 2004, an increase of approximately 22% compared with financing income, net of approximately $3.7 million in 2003. This increase is attributable to the total increase in cash, bank deposits and marketable securities, increase in interest rates and an increase in the value of the Euro relative to the Dollar. As a result, there was an increase in foreign currency translation differences, which are included in the financial income.

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

Our principal commitments consist of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2006 to 2009 (some with renewal options). Our future minimum payments under non-cancelable operating lease agreements at December 31, 2005, are approximately as follows:

	Payments Due By Period (US$ in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	3,154	1,674	1,357	123	-
Total contractual cash obligations	3,154	1,674	1,357	123	-

We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and California in the United States. We also lease premises for our subsidiaries’, representative offices’ and branches’ activities, in several locations in the United States, Europe and Asia Pacific. Our aggregate annual rent obligations under these leases are approximately $1,674,000 for 2006. Our aggregate rent expenses paid under our lease obligations for 2005 were approximately $1,768,000.

Capital expenditures for the years ended December 31, 2003, 2004 and 2005 were approximately $1.3 million, $2.4 million and $3.6 million, respectively. These expenditures were mainly comprised of machinery and equipment, computers, lab equipment and testing tools. We are currently in the process of purchasing and migrating to a new ERP system. Significant expenditures on such system are likely to take place in 2006 and 2007. We may have additional capital spending consistent with possible growth in our operations, infrastructure and personnel.

During 2005 we generated cash (which was further invested in bank deposits and marketable securities) in a net amount of approximately $7.5 million. Cash generation derived mainly from our operating activities, from the exercise of options under our Employees Share Incentive Plan and from the purchase of shares under our Employee Stock Purchase Plans, offset by an amount of $9 million paid in connection with the acquisition of the business V-Secure in December 2005.

Net cash provided by operating activities was approximately $13.9 million for the year ended December 31, 2005, compared with $ 15.2 million for the year ended December 31, 2004 and $9.0 million for the year ended December 31, 2003. Net cash provided by operating activities for the years 2005, 2004 and 2003 changed primarily due to the changes in our operating profit in these years, as a result of our increasing sales and increase in operating expenses - which , for example, in 2005 exceeded in its pace the increase in sales. Net cash provided by operating activities for the year 2005 consisted primarily of net income plus an increase in deferred revenues and other payables and accrued expenses, offset by an increase in trade receivables and inventories. Net cash provided by operating activities for the year 2004 consisted primarily of net income plus an increase in deferred revenues, offset by an increase in trade receivables and inventories. Net cash provided by operating activities for the year 2003 consisted primarily of net income plus an increase in trade payables and in deferred revenues, offset by a decrease in other payables and accrued expenses.

Net cash provided by investing activities was approximately $26.3 million for the year ended December 31, 2005, compared to net cash used in investing activities of approximately $45.0 million for the year ended December 31, 2004, and to net cash provided by investing activities of approximately $0.2 million for the year ended December 31, 2003. Cash was provided in 2005 mainly from redemption of long-term bank deposits which was partially offset by the purchase of marketable securities and by the acquisition of the business of V-Secure Technologies Inc. and other property and equipment. Cash was used in 2004 mainly to purchase long-term marketable securities and for capital expenditures. Cash was provided in 2003 mainly from the redemption of marketable securities, which was almost fully offset by investments in long-term bank deposits and purchase of property and equipment.

Net cash provided by financing activities was $7.3, $6.9 and $6.6 million for the years ended December 31, 2005, 2004 and 2003, respectively, generated from options exercised by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans (see Item 6 - Key Employee Share Incentive Plan; 1999 Employee Stock Purchase Plan; 2001 Employee Stock Purchase Plan and 2002 Employee Stock Purchase Plan).

As of December 31, 2005, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities of approximately $164.5 million, as compared to approximately $157.0 million as of December 31, 2004. Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our research and development efforts and our marketing and sales activities. Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy. We anticipate that operating activities as well as capital expenditures will demand the use of our cash resources. We believe that cash balances will provide sufficient cash resources to finance our operations and the projected expansion of our marketing and sales activities and research and development efforts for a period of no less than the next twelve months.

Related Parties

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel Aviv is material to our operations. We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreements and confirmed that they were not different than that which could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in certain terms than might be available from unaffiliated third parties on similar issues. In the event that the transaction with members of the RAD-Bynet Group is terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may not be available to us.

In addition, the Company purchases different services from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication services. In the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services.

Impact of Inflation and Currency Fluctuations

The U.S. dollar cost of our operations is influenced by the extent to which any increase in the rate of inflation in Israel is offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the dollar, if any, and the appreciation or depreciation of the Euro to the dollar. Most of our sales are denominated in dollars or are dollar-linked and we incur a portion of our expenses, principally salaries and related personnel expenses, in Israel - in NIS, and in Europe - in Euros. An appreciation of the NIS, or, unless offset by a devaluation of the NIS, inflation in Israel, will have a negative effect on our profitability. Conversely, devaluations of the NIS relative to the dollar at a rate in excess of the rate of inflation in Israel could have a positive effect on our profitability. In 2004 we began selling to the European Union countries in Euros instead of dollars in order to reduce the exposure to fluctuations in the Euro exchange rate. We are still exposed to the risk of an appreciation of the Euro in the event our expenses in Euros exceed our sales in Euros. In addition, if the Euro devaluates relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit may be negatively affected as a result of a decrease in the dollar value of our sales.

The following table presents information about the rate of inflation in Israel:

Year ended December 31,	Israeli inflation rate %

2001	1.4
2002	6.5
2003	(1.9)
2004	1.2
2005	2.4

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

Market Risk

We do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk, with the exception of the following: Approximately 6% of our investment portfolio is invested in a structured note with guaranteed principal and changing interest. An increase in short-term interest rates will negatively affect the income received from this note. Approximately 53% of our investment portfolio is invested in high-rated marketable securities, mainly U.S. government agency bonds, and corporate bonds. Since these investments carry fixed interest rates, interest income over the holding period is not sensitive to changes in interest rates. We have no debt.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Yehuda Zisapel(1)	63	Chairman of the Board of Directors
Roy Zisapel(2)	35	Chief Executive Officer, President and Director
Meir Moshe	52	Chief Financial Officer

Larry Marino	48	President, Radware Inc.
Vered Raviv-Schwarz	36	General Counsel and Secretary
Michelle Blank	51	Chief Marketing Officer
Alexandre Bertuzzi	35	Vice President, Sales EMEA
Amir Peles	34	Vice President, Chief Technology Officer
Asaf Ronen	32	Vice President, Research and Development
Yiftach Atir(1)(3)(4)	56	Director
Avigdor Willenz(1)(3)(4)	49	Director
Christopher McCleary (4)(5)	53	Director
Liora Katzenstein (2)(4)	50	Director
Kenneth E. Sichau (4) (5)	51	Director
Hagen Hultzsch (5)	65	Director

(1) Term as director expires at the annual meeting of shareholders to be held in 2006.
(2) Term as director expires at the annual meeting of shareholders to be held in 2007.
(3) External Director, as defined in the Israeli Companies Law.
(4) Qualified as an Independent Director, as determined under the Nasdaq rules, and serves on the Audit Committee of the Board of Directors.
(5) Term as director expires at the annual meeting of shareholders to be held in 2008.

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

Larry Marino joined us in January 2006 as President of Radware, Inc. Previously, Mr. Marino held various executive positions at AT&T with over 25 years of experience in the telecommunications industry. Mr. Marino holds a BS in Electrical Engineering from Worcester Polytechnic Institute and an MBA from the University of Pennsylvania, Wharton School.

Vered Raviv-Schwarz has served as our General Counsel since July 2000. From May 1995 to June 2000, Mrs. Raviv-Schwarz was an Associate at the law firm M. Seligman & Co. Mrs. Raviv-Schwarz has LL.B. and LL.M degrees from Tel Aviv University.

Michelle Blank was appointed Chief Marketing Officer in August 2005. Dr. Blank has 25 years of experience building businesses around commercializing innovative new technologies. From 1997 to 2001 Dr. Blank was at RADVISION where she held the positions of  Senior VP of Global Marketing and President of RADVISION, Inc. From 2002 through 2005 she was engaged in private consulting work. She began her career in 1981 at Bell Laboratories. She left in 1984 to pursue her entrepreneurial interest working with early stage companies. Dr. Blank holds a BA in Communication Arts & Sciences/Psychology from Queens College of the City University of New York and a Ph.D in Cognitive Science from the University of Texas.

Alexandre Bertuzzi has served as our Vice President EMEA since January 2002. From January 2000 to December 2002, Mr. Bertuzzi served as our Regional Director for France and Benelux. Prior to joining us, Mr. Bertuzzi had various sales and management positions within networking companies such as Cabletron Systems and Fore Systems (known as “Marconi” since 1999). Mr. Bertuzzi has a degree in computer science from EPITA (Ecole Pour L’Informatique et le Techniques Avancees)..

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

Yiftach Atir has served as a director since November 1997. Since January 2003, Mr. Atir has been a private consultant in the field of investments and investment banking. From August 2000 until January 2003, Mr. Atir served as the managing director of Koor Corporation Venture Capital. Until July 2000, Mr. Atir served as a managing director in Evergreen Venture Capital Funds, a management company for a group of technology focused venture capital funds, where he had been employed since November 1994. Prior to joining Evergreen, Mr. Atir served as a Brigadier General in the Intelligence Corps of the Israel Defense Forces. Mr. Atir also serves as a director in Aran Industries Ltd. Mr. Atir has a B.A. in political science from Haifa University and an M.B.A. from Tel Aviv University.

Avigdor Willenz has served as a director since October 1999. From November 1992 until January 2001, Mr. Willenz served as Chief Executive Officer and Chairman of the Board of Directors of Galileo Technology Ltd. During the years 2001-2002, Mr. Willenz served as a director in Marvell® Technology Group Ltd. Mr. Willenz currently serves as a director in both UCLT Ltd. and Wintegra Inc. Mr. Willenz holds a B.S.E.E. from the Technion, Israel Institute of Technology.

Christopher McCleary has served as a director since February 2000. Mr. McCleary is currently a Venture Partner at Blue Chip Venture Company. He was previously the founder, Chairman and CEO of Evergreen Assurance, Incorporated. Mr. McCleary was previously non-executive Chairman of USinternetworking Inc. and served as the Chairman and Chief Executive Officer of USi from January 1998 until June 2000. Prior to founding USi, he was the Chairman and Chief Executive Officer of DIGEX, Inc. from January 1996 to December 1997. From October 1990 to January 1996, Mr. McCleary served as Vice President and General Manager for Satellite Telephone Service at American Mobile Satellite Corporation, a satellite communications company. Mr. McCleary serves as a director in JackBe, Inc. and in Digital 5, Inc.. Mr. McCleary has a BGS from the University of Kentucky.

Liora Katzenstein has served as a director since January 2001. In 1996 Prof. Katzenstein founded and has since served as President of ISEMI - Israel School of Entrepreneurial Management and Innovation (Part of Swinburne University of Technology’s (Australia) Graduate School of Entrepreneurship). Prof. Katzenstein also lectured in Business Administration at the Harvard Business School, Tel Aviv University, Nanyang Technological University (Singapore), the Technion, Israel Institute of Technology and in the Israeli Management Center. From 1995 to 1996 Prof. Katzenstein was an associate Dean at TISOM - Tel Aviv International School of Business, and from 1992 to 1995 she was a Senior Lecturer at the Tel Aviv University Recanati Graduate School of Business Administration. Prof. Katzenstein also serves as a director in Radvision Ltd., RiT Technologies Ltd. and OTI Ltd. Prof. Katzenstein has a ‘License’ and a Ph.D. in International Economics from the Graduate Institute of International Studies, University of Geneva, and an MALD in Law and Diplomacy from the Fletcher School of Law and Diplomacy, Tufts University.

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

Hagen Hultzsch has served as a director since January, 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. As of March 2005, he serves as a Board Member in the following companies: InSynCo AG, VoiceObjects Inc., VoiceObjects GmbH, T-Systems Solutions for Research, ICANN Inc., TranSwitch Corporation Inc., SCM-Microsystems Inc., RIT Ltd., Aspect Corporate Advisors, EUTEX AG, SUP Consultants, Convergys Inc., Communardo Software GmbH, TVM GmbH, XTraMind Technologies GmbH, Narus Corporation Inc., Actelis Networks Inc., Axerra Networks, Ceragon Networks, International Club La Redoute Bonn. Dr. Hultzsch holds a PhD. from Mainz University.

Except as described above, there are no family relationships between any of the directors or members of senior management named above.

Under Nasdaq National Market requirements, commencing July 31, 2005, a majority of the members of our board of directors are required to be “independent,” as defined thereunder. We currently satisfy this requirement as Mr. Chris McCleary, Mr. Yiftach Atir, Mr. Avigdor Willenz, Prof. Liora Katzenstein, Mr. Kenneth Sichau and Dr. Hagen Hultzsch, i.e., six out of of our eight directors, qualify as independent directors under such Nasdaq rules.

Compensation

Under our articles of association, no director may be paid any remuneration by the company for his services as director except as may be approved pursuant to the provisions of the Companies Law, which generally require the approval of the Audit Committee, the Board of Directors and then the approval of the shareholders of the company, in that order. An external director is entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service as an external director.

The following table sets forth all compensation we paid with respect to all of our directors and officers as a group for the year ended December 31, 2005. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All directors and officers as a group, consisting of 15 persons	$1,510,000	$128,000

As of April 24, 2006, our directors and officers as a group, consisting of 13 persons, held options to purchase an aggregate of 1,610,000 ordinary shares. Other than reimbursement for expenses and grant of options to purchase shares of the Company, during fiscal year 2005, we did not compensate our directors for serving on our board of directors.

Each of our independent directors, including our external directors, is granted options to purchase 10,000 ordinary shares for each year of service. This grant was approved by our shareholders.

During 2005, we granted to our directors and officers options to purchase 125,000 ordinary shares, in the aggregate, at a weighted average exercise price of $17.08. The options expire sixty-two months after grant.

Board Practices

Introduction

According to the Israeli Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it determines, including the grant of security interests in all or any part of our property.

Our articles of association provide for a board of directors of not less than five and not more than nine directors. Currently, our board consists of eight directors, including the external directors (as described below). In accordance with current Nasdaq National Market requirements, nominees for election as directors are approved and recommended to the board by a decision of a majority of our independent directors. Under an amendment to the Israeli Companies Law, our board of directors is required to determine, by April 19, 2006, the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Companies Law).

Since our ordinary shares are listed for quotation on the Nasdaq National Market, we are subject to the rules of the Nasdaq National Market applicable to listed companies. In addition, since we are incorporated as an Israeli company, we are subject to the provisions of the Israeli Companies Law and the regulations adopted thereunder.

Staggered Board

In accordance with the terms of our articles of association, our board of directors (other than our external directors) is divided into three classes with each class serving until the third annual meeting following their election as follows:

Class*	Term expiring at the annual meeting for the year	Directors
Class I	2006	Yehuda Zisapel
Class II	2007	Roy Zisapel and Prof. Liora Katzenstein
Class III	2008	Christopher McCleary, Ken Sichau, Hagen Hultzsch

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

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or such person’s relative, partner, employer or any entity under the person’s control has, as of the person’s appointment to serve as an external director, or had during the two years preceding that date, any affiliation with:

•	the company;

•	any entity controlling the company; or

•	any entity controlled by the company or by this controlling entity.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering.

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

Pursuant to an amendment to the Companies Law, effective as of January 19, 2006, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” These requirements will apply to us upon the election of one or more  external directors.

Our Committees

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

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq National Market and we are subject to the rules of the Nasdaq National Market applicable to listed companies. Under the Nasdaq rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The members of the Audit Committee, Mr. Chris McCleary, Mr. Yiftach Atir, Mr. Avigdor Willenz, Prof. Liora Katzenstein, and Mr. Kenneth Sichau qualify as independent directors under the current Nasdaq National Market requirements. In accordance with Nasdaq rules, the Audit Committee has adopted a charter.

The Audit Committee assists the board in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The Audit Committee also has the sole authority and responsibility to select, evaluate and, where appropriate, recommend to replace the independent auditors (or to nominate the independent auditors subject to shareholder approval) and to pre-approve audit engagement fees and all permitted non-audit services and fees.

The Audit Committee met five times during fiscal year 2005. Mr. Yiftach Atir, Mr. Kenneth Sichau, Mr. Christopher McCleary and Mr. Avigdor Willenz attended all of the Audit Committee meetings and Prof. Liora Katzenstein attended four of the meetings.

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

In accordance with the Companies Law, the duty of our audit committee is, in addition to the requirements imposed by Nasdaq rules (1) to identify irregularities in the business management of the company, including in consultation with the internal auditor and/or the company's independent accountants, and to recommend remedial measures to the board, and (2) to review, and, where appropriate, approve certain interested party transactions specified under the Companies Law, as more fully described below. Our Audit Committee consists of our external directors, and three additional directors, Mr. Christopher McCleary, Prof. Liora Katzenstein and Mr. Kenneth Sichau.

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

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company's conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company's independent accountant or its representative. Mr. Gideon Duvshani, CPA, was our internal auditor until the end of 2005, and in December 2005, we have appointed Mrs. Sharon Vitkovski-Tabib, CPA, of BDO Ziv Haft, CPAs, as our internal auditor.

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

As of December 31, 2005, we had 432 employees worldwide, of whom 191 were based in Israel, 118 were based in the United States and 123 were based in our other subsidiaries and offices. Of these 432 employees, 122 were employed in research and development, 243 were employed in sales, technical support and marketing, and 67 were employed in management, operations and administration.

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

Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of April 24, 2006. The percentage of outstanding ordinary shares is based on 19,429,319 ordinary shares outstanding as of April 24, 2006.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel	2,597,477(1)	13.35%
Roy Zisapel	1,157,584 (2)	5.75%
Meir Moshe	286,165(3)	1.45%
All directors and executive officers as a group (13 persons) (4)(5)	4,337,005	18.25%

(1)	Consists of 2,577,477 shares and 20,000 options which are fully vested at the date of this Annual Report.
(2)	Consists of 457,584 shares and 700,000 options which are fully vested or will be vested in the 60 days following the date of this Annual Report.
(3)	Consists of 36,165 shares and 250,000 options which are fully vested or which will be fully vested within the next 60 days.
(4)	Consists of 3,079,505 shares and 1,257,500 options which are fully vested or which will be fully vested within the next 60 days.
(5)
Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options held by each such party, and which are vested or shall become vested within 60 days of the date of this Annual Report) and have therefore not been separately disclosed.

Key Employee Share Incentive Plan

In June 1997, we adopted our Key Employee Share Incentive Plan (1997). Options granted pursuant to our share option plan are for a term of sixty-two months from the date of the grant of the option. As of December 31, 2005, 7,474,484 ordinary shares have been reserved for option grants under the plan, of which we have granted options to purchase 6,964,185 ordinary shares, at a weighted average exercise price of $10.93 per ordinary share. The amount of reserved shares includes an increase of the number of shares reserved under the plan in an amount of 3% of our issued and outstanding stock, plus 60,000 additional shares, approved by the annual shareholders meeting held on December 11, 2005. We intend to grant further options under our share option plan to our executive officers and employees. In light of the new accounting standard SFAS No. 123(R), however, we may amend our option plan, reduce the number of options granted to the employees or suggest alternative compensation schemes. In 2006 we intend to reduce the number of options granted to each employee.

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

Pursuant to our share option plan, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee which was selected by the share incentive committee. The trustee will not release the options or ordinary shares to the option holder before the options are vested (unless pre-approved by us) or before the lapse of a longer period if so required under local tax laws and regulations. Our board of directors may terminate or amend our share option plan, provided that any action by our board of directors which will alter or impair the rights of an option holder requires the prior consent of that option holder.

In order to comply with the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Ordinance”), which was amended in January 2003, on March 5, 2003, our board of directors adopted an addendum to our share option plan with respect to options granted on or after January 1, 2003 to grantees who are residents of Israel (the “Addendum”). The Addendum does not add to nor modify our share option plan in respect to grantees that are not residents of Israel.

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

Employee Stock Purchase Plans

The Company's Board of Directors adopted three Employee Share Purchase Plans (the "ESPP"), during the years 2000, 2001 and 2002, which provided for the issuance of a maximum of 750,000, 200,000 and 300,000 ordinary shares, respectively. Pursuant to the ESPPs, eligible employees could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPPs were implemented with purchases once in every six-month period. The price of each ordinary share purchased under the ESPP was equal to 85% of the lower of the fair market value of the ordinary share at the commencement date of each offering period or on the semi-annual purchase date pursuant to the plans. During 2005, 69,639 shares were issued under the ESPPs for an aggregate consideration of $ 1,161,000. As of November 2005, all three ESPPs were terminated by our Board.

ITEM 7.  Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 24, 2006, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,597,477	13.35%
Roy Zisapel (2)	1,157,584	5.75%
Artizan Partners Limited Partnership Artizan Investment Corporation Andrew A. Ziegler Carlene Murphy Ziegler (3)	1,398,900	7.2%
FMR Corp. (4)	975,100	5.02%

(1) Includes 295,000 ordinary shares owned of record by Carm-AD Ltd., an Israeli company, which is controlled by Yehuda Zisapel, and 20,000 options which are fully vested at the date of this Annual Report.

(2) Includes 457,584 shares and 700,000 options which are fully vested or will be vested in the 60 days following the date of this Annual Report.

(3) Artizan Partners Limited Partnership (“Artizan Partners”) is an investment adviser registered under section 203 of the Investment Advisers Act of 1940; Artizan Investment Corporation is the General Partner or Artizan Partners; Mr. Ziegler and Ms. Ziegler are the principle stockholders of Artisan Investment Corporation. This information is based on FMR’s Form 13-G filing on January 27, 2006.

(4) Includes 681,300 shares beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., as a result of acting as an investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.  45,100 shares are beneficially owned by Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp., and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as a result of its serving as an investment manager of institutional accounts. The remaining 248,700 shares are held by Fidelity International Limited, an investment advisor to various investment companies, and various foreign-based subsidiaries. This information is based on FMR’s Form 13-G filing on February 14, 2006.

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

All transactions and arrangements with affiliated parties, including other members of the RAD-Bynet Group, require approval by the audit committee and our board of directors and may, in certain circumstances, require approval by our shareholders.

Services Furnished by members of the RAD-Bynet Group

Some companies which are also members of the RAD-Bynet Group provide us with marketing, administrative and network management services, and we reimburse each for its costs in providing such services. The aggregate amount of the reimbursements to such companies amounted to approximately $393,000 in 2005.

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from two private companies owned by Messrs. Zohar Zisapel and Yehuda Zisapel. The facilities are located in a five-story building in Tel Aviv, Israel, and consist of approximately 31,500 square feet, plus storage and parking space. The monthly rent amounts to approximately $34,000. The lease expires in October 2007. We also lease additional 3,800 square feet in the building under the same lease agreement and sublease this area to an unaffiliated company, back-to-back. We entered into an agreement with RAD Data Communications, Inc., pursuant to which we will lease approximately 12,382() square feet in Mahwah, New Jersey, consisting of 8,121 square feet of office space and 4,261 square feet of warehouse space, in consideration for annual rent of approximately $18,000 (including taxes and management fees). The lease expires on April 20, 2007.

Distribution Agreement

Bynet Data Communications Ltd., a member of the RAD-Bynet Group distributes our products in Israel on a non-exclusive basis. We have a written distributor agreement with Bynet according to which we provide them with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet Data Communications amounted to $3,111,000 during 2005.

Founders’ Agreement

See discussion in Item 6 - “Directors and Senior Management.”

C.    Interests of Experts and Counsel

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

We approved a settlement agreement and related agreements which set forth the terms of a settlement between the Company, the Individual Defendants, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. Among other provisions, the settlement provides for a release of the Company and the Individual Defendants for the conduct alleged in the action to be wrongful. We would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims we may have against our underwriters. The settlement agreement also provides a guaranteed recovery of $1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. To the extent that the underwriter defendants settle all of the cases for at least $1 billion, no payment will be required under the issuers’ settlement agreement. To the extent that the underwriter defendants settle for less than $1 billion, the issuers are required to make up the difference. On April 20, 2006, JPMorgan Chase and the plaintiffs reached a preliminary agreement for a settlement for $425 million. The JPMorgan Chase settlement has not yet been approved by the Court. However, if it is finally approved, then the maximum amount that the issuers or their insurers will be potentially liable for is $575 million.

It is anticipated that any potential financial obligation of ours to plaintiffs pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance. We are currently not aware of any material limitations on the expected recovery of any potential financial obligation to plaintiffs from its insurance carriers. The carriers are solvent, and we are not aware of any uncertainties as to the legal sufficiency of an insurance claim with respect to any recovery by plaintiffs. Therefore, we do not expect that the settlement will involve any payment by the Company. If material limitations on the expected recovery of any potential financial obligation to the plaintiffs from our insurance carriers should arise, our maximum financial obligation to plaintiffs pursuant to the settlement agreement would be less than $3.4 million. However, if the JPMorgan Chase settlement is finally approved, our maximum financial obligation to the plaintiffs pursuant to the settlement agreement would be less than $2 million.

On February 15, 2005, the court granted preliminary approval of the settlement agreement, subject to certain modifications consistent with its opinion. Those modifications have been made. On March 20, 2006, the Underwriter Defendants submitted objections to the settlement to the Court. The Court held a hearing regarding these and other objections to the settlement at a fairness hearing on April 24, 2006, but has not yet issued a ruling. There is no assurance that the court will grant final approval to the settlement. If the settlement agreement is not approved and we are found liable, we are unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than our insurance coverage, and whether such damages would have a material impact on our results of operations, cash flows or financial condition in any future period.

From time to time, we are involved in routine trade litigation. We are not subject to any additional material legal proceedings.

B.    Significant Changes

Except as otherwise disclosed in this annual report, we are not aware of any significant changes since the date of the audited consolidated financial statements included in this annual report.

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

The following table sets forth the high and low closing price for our ordinary shares as reported by the Nasdaq National Market and TASE for the periods indicated:

Annual High and Low	Nasdaq National Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2001	$21.94	$7.63	--	--
2002	$12.95	$6.5	--	--
2003	$28.54	$7.97	--	--

Quarterly High and Low
2004

First Quarter	$32.42	$22.83	--	-
Second Quarter	$28.22	$14.94	NIS 82.62	NIS 69.60
Third Quarter	$22.00	$16.45	NIS 98.76	NIS 74.43
Fourth Quarter	$27.19	$21.92	NIS 118.00	NIS 97.20
2005

First Quarter	$26.56	$22.24	NIS 115.00	NIS 98.07
Second Quarter	$24.65	$18.08	NIS 108.90	NIS 82.97
Third Quarter	$19.49	$15.19	NIS 90.27	NIS 67.93
Fourth Quarter	$19.43	$17.03	NIS 89.41	NIS 79.29

Most recent six months

2006
April*	$16.60	$15.22	NIS 82.22	NIS 70.33
March	$21.49	$17.63	NIS101.10	NIS 94.42
February	$19.93	$17.90	NIS 91.96	NIS 85.23
January	$20.20	$18.75	NIS 95.19	NIS 84.49
2005
December	$19.06	$18.16	NIS 88.90	NIS 84.80
November	$18.89	$17.19	NIS 89.41	NIS 81.15
October	$19.43	$17.03	NIS 87.21	NIS 79.29

*Through April 25, 2006.

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

Voting, Shareholders' Meetings and Resolutions

We have two types of general shareholder meetings: the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting. The Board of Directors may convene an extraordinary general meeting whenever it thinks fit, and is obliged to do so upon the request of any of: two directors or one fourth of the serving directors; one or more shareholders who have at least 5% of the issued share capital and at least 1% of the voting rights; or one or more shareholders who have at least 5% of the voting rights.

Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days. The Companies Law also provides that the record date for the participation of shareholders of a company whose shares are traded or registered outside of Israel such as us may generally be no more than 40 but no less than 28 days prior to the meeting, provided that notice for said meeting is given prior to the record date. A shareholder may vote in person or by proxy, or, if the shareholder is a corporate body, by its representative.

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

•	A breach by the office holder of his duty of care if the breach was done intentionally or recklessly unless the breach was done negligently;

•	Any act or omission done with the intent to derive an illegal personal benefit; or

•	Any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if the beneficiary is a director, by our shareholders.

We currently hold directors and officers liability insurance for the benefit of our office holders. In general, we submit the renewal of our policy to the approvals of our audit committee, board of directors and shareholders, in that order, every year. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification, be substantially in the form approved by our shareholders [(See Exhibit 4.4 in Item 19 for the form of such letter).

C. Material Contracts

For a summary of our material contracts, see Item 7 - “Related Party Transactions”, and see Item 5 - “Business Combination - acquisition of V-Secure”.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

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

Under an order published in December 2005, the requirement to pay the stamp duty was terminated with respect to agreements signed after January 1, 2006.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The law before the amendment of 2005

The Law for the Encouragement of Capital Investments, 1959, as amended (effective as of April 1, 2005) (the “Investments Law”), provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center bases its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

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

A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source.

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

The current benefits for an approved enterprise program in Jerusalem provide that income derived from the approved enterprise program allocated to the approved enterprise in Jerusalem is tax exempt for ten years commencing with the year in which the approved enterprise first generates taxable income and will be taxed at a reduced company tax rate of up to 25% (rather than the regular corporate tax rate).

The current benefits for an approved enterprise program in Tel Aviv provide that income derived from the approved enterprise program and allocated to our Tel Aviv facility will be tax exempt for a period of two years and will be subject to a reduced tax rate, depending on the level of foreign investment, for an additional period of five to eight years.

As mentioned above, the Investment Center’s approval is for establishing an approved enterprise program in both Tel Aviv and Jerusalem. The approval provides for the allocation of tax benefits between our facilities in Tel Aviv and Jerusalem such that the income derived from the approved enterprise program shall be allocated pro-rata between the aforementioned facilities based on the expenses borne by each facility. However, since all our manufacturing and part of our research and development facilities are located in Jerusalem, the Investment Center determined the method of allocation of tax benefits between our facilities in Jerusalem and Tel Aviv as follows: The method of allocation of the tax benefits between our facilities in Tel Aviv and Jerusalem will be based on the number of research and development employees in each of the facilities, provided, however that the average salary for such employees in our Jerusalem facility will not be less than 85% of the average salary of such employees in our Tel Aviv facility. In the years that such condition is not fulfilled, the method of allocation will be as follows: (i) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the number of employees engaged in research and development or manufacturing activities in each facility; and (ii) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the salaries paid to the employees engaged in research and development or manufacturing activities in each facility. The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level - see Item 3 (Risks relating to Location in Israel).

In 2004, the Company began to utilize the above mentioned tax benefits, and they are scheduled to gradually expire through 2013. As of December 31, 2005, retained earnings included approximately $19,925,000 in tax-exempt income earned by the Company’s "Approved Enterprise". The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s "Approved Enterprise".

If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% - 25%) and an income tax liability of approximately between $2,000,000 to $5,850,000 would be incurred.

Income from sources other than the “Approved Enterprise” will be subject to the tax at the regular rate.

During 2004, the Company's production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an expansion program to its Approved Enterprise status by the Investment Center. The Company applied for an amendment to this expansion program, according to which it requested an enlargement to this expansion program, neutralization of certain assets and an approval that the benefits period from such expansion program will commence in 2006. The Investment Center has not yet approved this application. If the Investment Center will not approve the above application, the company will apply for a new program under the 2005 amendment to the Investment Law, as described below.

The 2005 Amendment to the Investments Law

A recent amendment to the Law, which has been published on April 1, 2005 (the “Amendment") has changed certain provisions of the Law. As a result of the Amendment, a company is no longer obliged to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore generally there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, the Company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the "Year of Election"). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the Commencement Year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•
Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

Should we elect to utilize tax benefits under the Amendment to the law, any such tax exempt profits might be subject to future taxation on the corporate level upon distribution to shareholders by a way of dividend or liquidation. Accordingly, we may be required to recognize deferred tax liability with respect to such tax exempt profits.

A substantial portion of our taxable operating income is derived from our approved enterprise program and we expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from such program. There is no assurance that our Jerusalem facility and Tel Aviv facility will continue to enjoy such status in the future.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, 1985, or the Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index ("Israeli CPI"). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar. We have submitted a request to the Israeli tax authorities to extend the effect of the above regulations on our company for 2006.

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

Generally, until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on Nasdaq or on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel (such as Radware). This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain was generally be taxed at a rate of 25%), and did not apply to: (i) the sale of shares to a relative (as defined in the Israeli Income Tax Ordinance); (ii) the sale of shares by dealers in securities; (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); or (iv) the sale of shares by shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

As of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of

Israel, provided however that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 - 25%; (ii) for dividends distributed on or after January 1, 2006 - 20%, or 25% for a shareholder that is considered a “material shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%. Furthermore, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%.

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

As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent. We reasonably believe that we were not a PFIC for our tax year ended December 31, 2005.

It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for 2005 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2006 or in subsequent years.

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

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Such materials are also available free of charge at the website of the Securities and Exchange Commission at www.sec.gov.

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

I.     Subsidiary Information

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. As of December 31, 2005, we did not own any market risk sensitive instruments, except for the following: Approximately 6% of our investment portfolio is invested in a structured note with guaranteed principal and changing interest. An increase in short-term interest rates will negatively affect the income received from this note. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

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

The net proceeds of the two offerings are kept in short-term and long-term bank deposits and in marketable securities.

ITEM 15.  CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures.

Our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to the Company and its subsidiaries required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2005. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in the reports to the SEC.

(b) Internal Control Over Financial Reporting.

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  RESERVED

ITEM 16A.    Audit Committee Financial Expert

Our board of directors has determined that Messrs. Chris McCleary and Yiftach Atir, members of our Audit Committee, are financial experts as defined in the applicable regulations, and has determined that such members are “independent” as this term is defined in the NASDAQ Listing Standards.

ITEM 16B.    Code of Ethics

On February 2, 2004 our board of directors adopted our Code of Ethics, a code that applies to all directors, officers and employees of the Company, including our Chief Executive Officer and President, Chief Financial Officer, Director of Finance and Corporate Controller. On January 30, 2005, our board modified the Code of Conduct and Ethics. Our Code of Conduct and Ethics (as amended) has been posted on our Internet website, http://www.radware.com/content/company/investorrelations.

ITEM 16C.    Principal Accountant Fees and Services

In the annual meeting held on December 11, 2005 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

Ernst & Young billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2005	2004
	($ in thousands)

Audit Fees	108	60
Audit-Related Fees	23	5
Tax Fees	23	55
All Other Fees	-	-

Total	154	120

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

“All Other Fees” are the aggregate fees billed for products and services provided by Ernst & Young other than as described above.

Audit Committee's pre-approval policies and procedures

Our Audit Committee oversees our independent auditors. See also the description under the heading "Board Practices" in Item 6. “Directors, Senior Management and Employees”. In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, and which is discussed and approved at the end of each calendar year, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Consulting Services that may be performed by our auditors. In addition, the Audit Committee limited the aggregate amount in fees our auditors may receive during the 2006 fiscal year for non-audit services in certain categories, unless pre- approved. Our Director of Legal

Affairs and Director of Finance review all individual management requests to engage our independent auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approve the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the Audit Committee on a case-by-case basis. Our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

ITEM 16D.    Exemptions From The Listing Standards For Audit Committees

Not applicable.

ITEM 16E.    Purchases Of Equity Securities By The Issuer And Affiliated Purchasers

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.  EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit

1.1	Memorandum of Association*

1.2	Articles of Association**

4.1	Lease Agreement for the Company’s Headquarters**

4.2	Lease Agreement for the Company’s Mahwah office***

4.3	Distributor Agreement with Bynet Data Communications Ltd.***

4.4	Form of Directors and Officers Indemnity Deed

4.5	Asset Purchase Agreement with V-Secure Technologies Inc.

10	Consent of Independent Auditors

12.1	Certification of the Chief Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act

12.2	Certification of the Chief Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act

13.	Certification of the Chief Executive Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.

* Incorporated by reference to the Registration Statement on Form F-1 (File No. 333-10752).
** Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2000. An amendment to the Articles of Association is attached.
*** Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

	By:	/s/Yehuda Zisapel
Chairman of the Board of Directors
Date: April 26, 2006

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F2

Consolidated Balance Sheets	F3 - F4

Consolidated Statements of Income	F5

Statements of Changes in Shareholders' Equity	F6

Consolidated Statements of Cash Flows	F7

Notes to Consolidated Financial Statements	F8 - F32

- - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, statements of changes in shareholders' equity and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 29, 2006	A Member of Ernst & Young Global

- F2 -

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,792	$56,263
Current maturity of long-term bank deposit	64,892	-
Bank deposit	-	10,195
Available-for-sale marketable securities	30,170	14,717
Held-to-maturity marketable securities	5,166	45,726
Trade receivables (net of allowance for doubtful accounts of $ 1,060 and $ 1,006 in 2004 and 2005, respectively) *)	13,166	14,661
Other receivables and prepaid expenses	1,332	1,451
Inventories	4,094	5,254

Total current assets	127,612	148,267

LONG-TERM INVESTMENTS:
Structured note	9,224	9,458
Available-for-sale marketable securities	12,477	11,399
Held-to-maturity marketable securities	26,320	16,735
Severance pay fund	1,921	2,178

Total long-term investments	49,942	39,770

PROPERTY AND EQUIPMENT, NET	4,452	5,968

LONG-TERM DEFERRED TAXES AND OTHER LONG-TERM ASSETS	671	1,075

INTANGIBLE ASSETS, NET	564	2,813

GOODWILL	-	6,454

Total assets	$183,241	$204,347

*)	Includes balances in the amount of $ 1,004 and $ 1,447 with related parties as of December 31, 2004 and 2005, respectively (see also Note 13a).

The accompanying notes are an integral part of the consolidated financial statements.

- F3 -

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables *)	$5,075	$5,329
Deferred revenues	9,888	12,424
Other payables and accrued expenses	4,962	6,509

Total current liabilities	19,925	24,262

ACCRUED SEVERANCE PAY	2,399	2,659

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.1 par value: Authorized - 30,000,000 shares as of December 31, 2004 and 2005; Issued and outstanding - 18,488,530 and 19,061,760 shares as of December 31, 2004 and 2005, respectively	457	470
Additional paid-in capital	145,439	153,010
Deferred stock based compensation	-	(67)
Accumulated other comprehensive loss	(52)	(404)
Retained earnings	15,073	24,417

Total shareholders' equity	160,917	177,426

Total liabilities and shareholders' equity	$183,241	$204,347

*)    See Note 13a for balances with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

- F4 -

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2003	2004	2005

Revenues *)	$54,780	$68,439	$77,584
Cost of revenues *)	9,854	12,184	14,896

Gross profit	44,926	56,255	62,688

Operating expenses: *)

Research and development, net	8,398	10,342	13,017
Sales and marketing	29,753	31,898	40,002
General and administrative	4,120	4,493	5,244

Total operating expenses	42,271	46,733	58,263

Operating income	2,655	9,522	4,425
Financial income, net	3,740	4,565	5,159

Income before income taxes	6,395	14,087	9,584
Income taxes	-	341	240

Income before minority interest in losses (earnings) of a subsidiary	6,395	13,746	9,344
Minority interest in losses (earnings) of a subsidiary	(40)	34	-

Net income	$6,355	$13,780	$9,344

Basic net earnings per share	$0.37	$0.77	$0.50

Diluted net earnings per share	$0.34	$0.70	$0.47

*)     See Note 13b for transactions with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

- F5 -

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Deferred stock based compensation	Treasury shares, at cost	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total comprehensive income (loss)	Total

Balance as of January 1, 2003	17,014,114	$424	$132,005	$(98)	$(254)	$89	$(4,809)		$127,357
Retirement of 32,700 Ordinary shares of treasury stock	-	(1)	-	-	254	-	(253)		-
Issuance of shares upon exercise of stock options and upon purchase of shares under ESPP	690,069	16	6,547	-	-	-	-		6,563
Amortization of deferred stock based compensation	-	-	-	98	-	-	-		98
Comprehensive income:
Unrealized losses from available-for-sale securities, net	-	-	-	-	-	(127)	-	$(127)	(127)
Net income	-	-	-	-	-	-	6,355	6,355	6,355

Total comprehensive income								$6,228

Balance as of December 31, 2003	17,704,183	439	138,552	-	-	(38)	1,293		140,246
Issuance of shares upon exercise of stock options and upon purchase of shares under ESPP	784,347	18	6,887	-	-	-	-		6,905
Comprehensive income:
Unrealized losses from available-for-sale securities, net	-	-	-	-	-	(14)	-	$(14)	(14)
Net income	-	-	-	-	-	-	13,780	13,780	13,780

Total comprehensive income								$13,766

Balance as of December 31, 2004	18,488,530	457	145,439	-	-	(52)	15,073		160,917
Issuance of shares upon exercise of stock options and upon purchase of shares under ESPP	573,230	13	7,298	-	-	-	-		7,311
Deferred stock based compensation	-	-	125	(125)	-	-	-		-
Amortization of deferred stock based compensation	-	-	-	58	-	-	-		58
Warrants issued in respect of business combination	-	-	148	-	-	-	-		148
Comprehensive income:
Unrealized losses from available-for-sale securities, net	-	-	-	-	-	(352)	-	$(352)	(352)
Net income	-	-	-	-	-	-	9,344	9,344	9,344

Total comprehensive income								$8,992

Balance as of December 31, 2005	19,061,760	$470	$153,010	$(67)	$-	$(404)	$24,417		$177,426

The accompanying notes are an integral part of the consolidated financial statements.

- F6 -

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2003	2004	2005
Cash flows from operating activities:
Net income	$6,355	$13,780	$9,344
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,509	1,429	1,921
Amortization of deferred stock based compensation	98	-	58
Minority interest in earnings (losses) of a subsidiary	40	(34)	-
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale and held-to-maturity marketable securities, net	214	318	(475)
Accrued interest on bank deposits and structured note	(184)	791	1,468
Accrued severance pay, net	106	288	3
Decrease (increase) in long-term deferred taxes	-	(350)	20
Increase in trade receivables, net	(995)	(3,476)	(1,495)
Decrease (increase) in other receivables and prepaid expenses	63	(243)	(119)
Increase in inventories	(10)	(1,096)	(1,160)
Increase in trade payables	1,673	790	245
Increase in deferred revenues	1,768	2,830	2,536
Increase (decrease) in other payables and accrued expenses	(1,678)	123	1,547
Other	1	1	(43)

Net cash provided by operating activities	8,960	15,151	13,850

Cash flows from investing activities:
Purchase of property and equipment *)	(1,311)	(2,369)	(3,626)
Proceeds from sale of property and equipment	-	16	297
Investment in other long-term assets	15	(225)	(24)
Purchase of available-for-sale marketable securities	(5,586)	(21,281)	(86)
Purchase of held-to-maturity marketable securities	-	(31,320)	(31,962)
Proceeds from sale and redemption of available-for-sale marketable debt securities	20,137	13,369	16,265
Proceeds from redemption of held-to-maturity marketable debt securities	-	-	1,462
Investment in long-term bank deposits	(12,754)	(2,890)	-
Proceeds from maturity of long-term bank deposit	-	-	62,995
Investment in bank deposit	-	-	(10,000)
Increase in holdings in a subsidiary	(350)	(335)	-
Payment for the acquisition of V-Secure (1)	-	-	(9,011)

Net cash provided by (used in) investing activities	151	(45,035)	26,310

Cash flows from financing activities:
Proceeds from exercise of stock options and from purchase of shares under ESPP	6,563	6,905	7,311

Net cash provided by financing activities	6,563	6,905	7,311

Increase (decrease) in cash and cash equivalents	15,674	(22,979)	47,471
Cash and cash equivalents at the beginning of the year	16,097	31,771	8,792

Cash and cash equivalents at the end of the year	$31,771	$8,792	$56,263

(1) Payment for the acquisition of V-Secure:

Estimated fair value of assets acquired at the date of acquisition:
Acquired technology	$-	$-	$1,772
Customers relationship	-	-	542
Deferred compensation cost	-	-	400
Goodwill	-	-	6,297

$ -		$-	$9,011

Supplemental disclosure of cash flow activities:
Cash paid during the year for:
Taxes	$-	$1,494	$-

*)     See Note 13b for transactions with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

- F7 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTE 1:-	GENERAL

a.
Radware Ltd. ("the Company"), an Israeli corporation, and its subsidiaries, commenced operations in April 1997. The Company is engaged in the development, manufacture and sale of Application-smart networking solutions that provide end-to-end availability, performance and security of mission critical networked applications. The Company's products are marketed worldwide.

b.
The Company established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, Switzerland and Italy. In addition, the Company established branches and representative offices in China, India and Taiwan. In Australia, the Company held approximately 83% of its Australian subsidiary as of January 1, 2004; the additional 17% was purchased by the Company during 2004 for a total amount of $ 335.

The Company's subsidiaries are engaged primarily in sales, marketing and support activities.

c.
The Company depends on a single supplier to supply certain components for the production of its products. If this supplier fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

d.
The Company relies upon independent distributors (which are considered to be end-users) to market and sell its products to customers. A loss of a major distributor, or any event negatively affecting such distributor's financial condition, could cause a material adverse effect on the Company's results of operations and financial position (see also Note 11b).

As of December 31, 2005 one single customer (a distributor) represented 16% of the trade receivables balance. As of December 31, 2004, no single customer represented more than 10% of the trade receivables balance.

e.	Business combination - acquisition of V-Secure Technologies (US) Inc. ("V-Secure"):

In December 2005, the Company acquired the business of V-Secure which included the acquisition of its technology, customer relationship and goodwill. The total consideration for the acquisition was $ 9,168, out of which an amount of $ 9,011 was paid in cash; amount valuated as $ 148 was paid by issuance of fully vested warrants to V-Secure to purchase 45,454 Ordinary shares of the Company, at an exercise price of $ 22 per share. The remaining balance is related to acquisition costs payable.

Additional cash consideration of $ 6,000 (earn-out) is payable contingent upon meeting a certain technological milestone in regards to the integrated product of the Company and V-Secure by June 28, 2006. Resolution of the contingent with payment of the consideration will result in recording additional goodwill.

The Company plans to integrate V-Secure and the Company’s technology in order to provide advanced technology solutions to its customers.

- F8 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

The purchase price was allocated to the identifiable intangible assets acquired (which have been valuated by management using a third party valuation specialist) based upon their estimated fair values as follows:

Acquired technology	$1,772
Customers relationship	542
Goodwill	6,454

Total intangible assets	8,768
Deferred compensation cost	400

Total consideration	$9,168

The deferred compensation cost was curved-out of the goodwill and represents incentive to former employees of V-Secure that will remain with the Company for periods of no less than 12 to 24 months. Such deferred compensation cost will be amortized over the employment period, and will be recorded as compensation costs. Any amount not used for bonuses will be returned to V-Secure, and will increase the goodwill.

The acquisition of V-Secure was accounted for under the purchase method of accounting.

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill arising from the acquisition will not be amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company determines, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of income. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Unaudited pro-forma results:

The following represents the unaudited pro-forma results of operations of V-Secure and the Company's consolidated statements of income for the years ended December 31, 2004 and 2005, assuming that V-Secure's acquisition occurred on January 1, of each year:

Year ended
December 31,
2004	2005
	Unaudited
	Total consolidated

Revenues	$69,069	$78,145

Net income	$9,747	$5,033

Diluted net earning per share	$0.49	$0.25

- F9 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

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

A majority of the revenues of the Company and its subsidiaries are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's and its subsidiaries' costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

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

- F10 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net. As of December 31, 2005, no impairment has been identified.

Debt securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net. The Company has the positive ability to hold the securities to maturity. As of December 31, 2005, no impairment has been identified.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, discontinued products and market prices lower than cost. As of December 31, 2004 and 2005, the provision for inventory write-offs amounted to $ 430 and $ 846, respectively.

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.
Work-in-progress and finished products:
Raw materials and components - using the "first-in, first-out" method.
Subcontracting costs - on the basis of direct subcontractors costs with the addition of allocable costs.

g.	Current maturity of long-term bank deposit:

Current maturity of long-term bank deposit consisted of a three-year bank deposit in U.S. dollars that bore interest at the rate of 4.8% and matured during 2005. The deposit was presented at cost, including accrued interest.

h.	Bank deposit:

Bank deposit is a deposit with a maturity of more than three months but less than one year. The deposit is in U.S. dollars and bears interest at a rate of 3.6%. The bank deposit is presented at its cost, including accrued interest.

i.	Structured note:

Structured note as of December 31, 2005, consists of a callable structured note ("Structured Note") with a maturity of eight years. The Structured Note bears interest of 8% in its first year, and starting from its second year, it bears interest that varies inversely with changes of the three-month USD LIBOR-rate.

- F11 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2005, the Structured Note amounted to $ 9,458. Interest income resulting from investment in the Structured Note is accounted for based on the guidelines provided in EITF No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". Under EITF No. 96-12, the retrospective interest method is used for recognizing interest income.

j.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:
%

Computer, software and peripheral equipment	15-33
Office furniture and equipment	7-15
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

k.	Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005, no impairment losses have been identified.

l.	Goodwill:

Goodwill represents excess of the costs over the fair value of net assets of businesses acquired. Under SFAS No. 142, goodwill is not amortized. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value with its carrying value. Fair value is determined using discounted cash flows and market multiples. Goodwill purchased in the acquisition of V-Secure was recorded in December 2005; therefore no annual impairment test was performed in 2005.

m.	Intangible assets:

Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Accordingly, acquired technology and customer relationship are amortized over six years.

- F12 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from selling their products and from post-contract customer support primarily through distributors and resellers, all of which are considered end-users.

Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed or determinable, no further obligation exists and collectability is probable.

Revenues in arrangements with multiple deliverables are recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements, no VSOE exists for the delivered elements, and all other revenue recognition criteria are satisfied. VSOE for post-contract customer support is determined based on the price when it is sold separately in similar arrangements. The price may vary in the territories and vertical markets in which the Company conducts business. Price is determined by using a consistent percentage of the Company's product price lists.

Revenue derived from post-contract customer support, which represents mainly software subscription, unit replacement and security update service, is recognized ratably over the contract period, which is typically one year.

Revenues from training and installation, which are considered as not essential to the functionality of the product, included in multiple elements arrangements are recognized at the time they are rendered.

The Company and its subsidiaries provide a provision for product returns and stock rotation based on their experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When Right of Return Exists" ("SFAS No. 48").

Deferred revenue includes unearned amounts received under post-contract customer support.

o.	Warranty costs:

The Company generally offers a one year warranty for all of its products. A provision for warranty costs is provided at the time revenues are recognized, for estimated material costs during the warranty period based on the Company's experience.

- F13 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Accounting for stock-based compensation:

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

The Company adopted the disclosure provisions of Financial Accounting Standards Board Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding net income and net earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for these options was estimated at the grant date using a Black-Scholes formula for option pricing model with the following weighted-average assumptions for each of the three years ended December 31, 2003, 2004 and 2005: risk-free interest rates of 2.5%, 2.5% and 4.5%, respectively; dividend yields of 0% for each year; a volatility factor of the expected market price of the Company's Ordinary shares of 149%, 75% and 41%, respectively; and a weighted-average expected life of the option of 2.5, 2.5 and 3.5 years, respectively.

The Black-Scholes options pricing-model was used to estimate the fair value of the ESPP compensation. Assumptions were not provided due to immateriality.

For purposes of pro forma disclosures, the estimated fair values of the options are amortized to expense over each option's vesting period.

- F14 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123:
	Year ended December 31,
	2003	2004	2005

Net income as reported	$6,355	$13,780	$9,344
Add - stock-based compensation expenses included in reported net income-intrinsic value	98	-	58
Deduct - stock-based compensation expense determined under fair value method	(7,626)	(7,520)	(6,082)

Pro forma net income (loss)	$(1,173)	$6,260	$3,320

Basic net earnings per share as reported	$0.37	$0.77	$0.50

Diluted net earnings per share as reported	$0.34	$0.70	$0.47

Pro forma basic net earnings (loss) per share	$(0.07)	$0.35	$0.18

Pro forma diluted net earnings (loss) per share	$(0.07)	$0.32	$0.17

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS No. 123(R) will be effective for periods commencing January 1, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

(i)
a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

(ii)
a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate prior periods based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures.

The Company plans to adopt SFAS No. 123(R) using the “modified prospective” method.

- F15 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of SFAS 123(R) and contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company is currently reviewing the effect of SAB 107 and SFAS No. 123(R) on its financial position, results of operations and cash flows. Had the Company adopted SFAS No. 123(R) and SAB 107 in prior periods, management estimates the impact of those standards would have approximated the impact of SFAS No. 123 as described above. The Company expects that the adoption of SFAS No. 123(R) and SAB 107 will have a material effect on its financial position and results of operations.

q.	Research and development costs:

Research and development costs are charged to the statement of income, as incurred.

r.	Basic and diluted net earnings per share:

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, "Earnings per Share" ("SFAS No. 128").

The weighted average number of shares related to outstanding anti dilutive options excluded from the calculation of diluted earnings per share was 213,492 and 709,972 for the years ended December 31, 2004 and 2005, respectively.

s.	Income taxes:

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

t.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities, trade receivables and structured note.

The majority of the Company's and its subsidiaries' cash and cash equivalents, and bank deposits are invested in major banks in the United States and in the United Kingdom in U.S. dollars. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions.

- F16 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's marketable securities include investments in U.S. government debentures; foreign banks and government debentures, corporate debentures and auction rate securities. Management believes that those corporations and governments are financially sound and that the portfolios are well-diversified, and accordingly, minimal credit risk exists with respect to these marketable securities. Moreover, the Company’s investment policy, limits the amount the Company may invest in any one type of investment, thereby reducing credit risk concentration.
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

As of December 31, 2004 and 2005, the Company and its subsidiaries had no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

u.	Severance pay:

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

Severance expenses for the years ended December 31, 2003, 2004, and 2005, amounted to approximately $ 434, $ 774 and $ 405, respectively.

v.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating fair value and disclosures for financial instruments:

The carrying amount reported in the balance sheet of cash and cash equivalents, trade receivables, other receivables and prepaid expenses, bank deposits, trade payables and other payables and accrued expenses approximates their fair values due to the short-term maturities of such instruments.

The fair values for marketable securities are based on quoted market prices and do not significantly differ from carrying amounts (see also Note 3).

- F17 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amount of the Company's structured note is estimated by discounting the future cash flows using the future prospected interest rates for deposits of similar terms and maturities. The carrying amount of the structured note does not significantly differ from its fair value.

w.	Advertising expenses:

Advertising expenses are charged to the statements of income as incurred.

x.	Impact of recently issued Accounting Standards:

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." ("SFAS No. 151"). SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123. SFAS No. 123(R) will be effective for periods commencing January 1, 2006 (see also p above).

y.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net income, shareholders' equity or cash flows.

- F18 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 3:- MARKETABLE SECURITIES

The Company invests in marketable debt securities, which are classified as available-for-sale and held-to-maturity investments. The following is a summary of marketable debt securities:

	December 31,
	2004			2005
	Amortized	Unrealized	Market	Amortized	Unrealized	Market
	cost	losses	value	cost	losses	value
Available-for-sale:

U.S. Government debentures	$9,004	$(20)	$8,984	$6,035	$(114)	$5,921
Foreign banks and government debentures	2,988	(4)	2,984	8,376	(196)	8,180
Corporate debentures	9,426	(28)	9,398	3,859	(94)	3,765
Auction rate securities	21,281	-	21,281	8,250	-	8,250

Total available-for-sale marketable securities	$42,699	$(52)	$42,647	$26,520	$(404)	$26,116

Held-to-maturity:

U.S. Government debentures	$31,486	$(345)	$31,141	$62,461	$(1,304)	$61,157

The unrealized losses on available-for-sale debt securities included in other comprehensive income, as a separate component of shareholders' equity, totaled to $ 52 and $ 404 as of December 31, 2004 and 2005, respectively.

The unrealized losses on the Company's investments in held-to-maturity securities and in available-for-sale securities are a result of interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2005.

The amortized cost and estimated fair value of available-for-sale and held-to-maturity investments as of December 31, 2004 and 2005, by contractual maturity, are as follows:

	December 31,
	2004		2005
	Amortized cost	Market value	Amortized cost	Market value
Available-for-sale:
Matures in one year	$30,192	$30,170	$14,832	$14,717
Matures in one to three years	10,331	10,251	8,966	8,692

	40,523	40,421	23,798	23,409

Matures in three to five years	2,176	2,226	2,722	2,707

	$42,699	$42,647	$26,520	$26,116
Held-to-maturity:
Matures in one year	$5,166	$5,158	$45,726	$44,784
Matures in one to three years	26,320	25,983	16,735	16,373

	$31,486	$31,141	$62,461	$61,157

- F19 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 4:- INVENTORIES
	December 31,
	2004	2005

Raw materials and components	$414	$515
Work-in-progress	1,878	2,457
Finished products	1,802	2,282

	$4,094	$5,254

NOTE 5:- PROPERTY AND EQUIPMENT

Cost:
Computer, software and peripheral equipment	$8,933	$12,001
Office furniture and equipment	998	1,152
Motor vehicles	341	166
Leasehold improvements	636	689

	10,908	14,008
Accumulated depreciation:
Computer, software and peripheral equipment	5,398	7,020
Office furniture and equipment	484	514
Motor vehicles	302	144
Leasehold improvements	272	362

	6,456	8,040

Depreciated cost	$4,452	$5,968

Depreciation expenses for the years ended December 31, 2003, 2004 and 2005 were $ 1,475, $ 1,381 and $ 1,856, respectively.

NOTE 6:-	INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2004	2005

Cost:
Acquired technology	$-	$1,772
Customers relationship	647	1,189

	647	2,961

Accumulated amortization:
Acquired technology	-	-
Customers relationship	83	148

	83	148

Amortized cost	$564	$2,813

Amortization expenses for the years ended December 31, 2003, 2004 and 2005, were $ 34, $ 49 and $ 65, respectively.

- F20 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 6:-	INTANGIBLE ASSETS (Cont.)

b.	Estimated amortization expenses for the years ended:

December 31,

2006	$450
2007	450
2008	451
2009	451
2010	450

Total	$2,252

NOTE 7:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2004	2005

Employees and payroll accruals	$2,565	$3,257
Accrued expenses	1,781	2,941
Provision for warranty costs	196	190
Other	420	121

	$4,962	$6,509

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Operating leases:

The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2009. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2005, are as follows:

2006	$1,674
2007	1,093
2008	264
2009	123

$3,154

Total rent expenses for the years ended December 31, 2003, 2004 and 2005, were approximately $ 1,552, $ 1,554 and $ 1,768, respectively (see also Note 13b).

b.	Litigation:

In December 2001, the Company, its Chairman, its President and Chief Executive Officer, and its Chief Financial Officer were named as defendants in a class action lawsuit alleging violations of the federal securities laws, in the United States District Court, Southern District of New York.

- F21 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The essence of the lawsuit is that the defendants issued and sold the Company's Ordinary shares pursuant to the Registration Statement for the September 30, 1999, Initial Public Offering ("IPO") without disclosing to investors that certain underwriters in the offering had solicited and received excessive and undisclosed commissions from certain investors.

The lawsuit also alleges that the Registration Statement for the IPO failed to disclose that the underwriters allocated Company shares in the IPO to customers in exchange for the customers' promises to purchase additional shares in the aftermarket at predetermined prices above the IPO price, thereby maintaining, distorting and/or inflating the market price for the shares in the aftermarket. The action seeks damages in an unspecified amount.

On October 9, 2002, the Court dismissed the individual defendants from the case without prejudice, based upon Stipulations of Dismissal filed by the plaintiffs and the individual defendants.

On February 19, 2003, the Court denied the motion to dismiss with respect to the Company. On October 13, 2004, the Court certified a class in six of the approximately 300 other nearly identical actions and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. Plaintiffs have not yet moved to certify a class in the Company's case. The Company approved a settlement agreement and related agreements which set forth the terms of a settlement between the Company, the individual defendants, the plaintiff class and the vast majority of the other approximately 300 issuer defendants (the “Issuers”).

Among other provisions, the settlement provides for a release of the Company and the individual defendants for the conduct alleged in the action to be wrongful. The Company would agree to undertake certain responsibilities, including agreeing to assign away, not assert, or release certain potential claims the Company may have against its underwriters. The settlement agreement also provides a guaranteed recovery of $ 1 billion to plaintiffs for the cases relating to all of the approximately 300 issuers. To the extent that the underwriter defendants settle all of the cases for at least $ 1 billion, no payment will be required under the Issuers' settlement agreement. To the extent that the underwriter defendants settle for less than $ 1 billion, the issuers are required to make up the difference. The Company's management, based upon the opinions of the Company's legal advisors handling the claim, anticipates that any potential financial obligation of the Company to plaintiffs pursuant to the terms of the settlement agreement and related agreements will be covered by existing insurance. On February 15, 2005, the court granted preliminary approval of the settlement agreement, subject to certain modifications consistent with its opinion. Those modifications have been made. On March 20, 2006, the Underwriter Defendants submitted objections to the settlement to the Court. The Court held a hearing regarding these and other objections to the settlement at a fairness hearing on April 24, 2006, but has not yet issued a ruling. There is no assurance that the court will grant final approval to the settlement. If the settlement agreement is not approved and the Company is found liable, the Company’s management is unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than the Company’s insurance coverage, and whether such damages would have a material impact on the Company’s results of operations, cash flows or financial condition in any future period.

- F22 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

From time to time, the Company becomes involved in legal proceedings and claims which, arise in the ordinary course of business. The Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

NOTE 9:- SHAREHOLDERS' EQUITY

The Company's shares are listed for trade on the NASDAQ National Market and since April 2004 on the Tel-Aviv Stock Exchange, both under the symbol "RDWR".

a.	Treasury stock:

In November 2002, the Company's Board of Directors authorized the repurchase of up to 1,500,000 shares of the Company's Ordinary shares or $ 10,000 in the open market, subject to normal trading restrictions. On December 19, 2002, the Company received court approval, which is required under Israeli law under certain conditions, as specified in the law. During 2002, the Company purchased 32,700 of its own Ordinary shares for total consideration of $ 254. During 2003, according to a resolution of the Company's Board of Directors, all the shares held as treasury stock were retired.

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

Pursuant to the Plans, the Company reserved for issuance 7,474,484 Ordinary shares. The Company approved in December 2005 an increase of 571,669 Ordinary shares reserved for option grants under the Plans. In addition, the Company approved an additional increase of 60,000 Ordinary shares reserved for the purpose of option grants to directors. As of December 31, 2005, an aggregate of 510,299 Ordinary shares of the Company are still available for future grants.

A summary of the Company's options activity and related information is as follows:

	Year ended December 31,
	2003		2004		2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of year	3,664,062	$10.03	3,951,840	$11.12	3,902,433	$13.21
Granted	1,099,420	$14.05	1,112,933	$19.10	1,007,250	$18.80
Exercised	(593,467)	$9.95	(669,865)	$8.93	(503,591)	$12.15
Forfeited	(218,175)	$10.80	(492,475)	$15.62	(351,712)	$18.06

Outstanding at the end of year	3,951,840	$11.12	3,902,433	$13.21	4,054,380	$14.31
Exercisable at the end of year	1,137,657	$10.93	1,251,679	$10.24	1,428,575	$9.52

- F23 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 9:-               SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes information about options outstanding and exercisable as of December 31, 2005:

Range of exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life (months)	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of options exercisable

$ 0.03	5,000	2	$ 0.03	5,000	$ 0.03
$ 8 - 11	1,743,172	14.33	$ 9.24	1,341,449	$ 8.99
$ 15 - 18.68	1,809,074	46.5	$ 16.82	43,125	$ 16.00
$ 20 - 25.30	497,134	48.94	$ 23.04	39,001	$ 21.63

	4,054,380		$ 14.31	1,428,575	$ 9.52

The weighted average fair values of the options granted during 2003, 2004 and 2005 were $ 10.5, $ 8.6 and $ 7.1 respectively.

The Company has recorded deferred stock compensation for options issued with an exercise price below the fair market value of the Ordinary shares; the deferred stock compensation has been amortized and recorded as compensation expense ratably over the vesting period of the options. Compensation expense of approximately $ 98, $ 0 and $ 58 were recognized for the years ended December 31, 2003, 2004 and 2005, respectively.

c.	Employee Share Purchase Plans:

The Company's Board of Directors adopted three Employee Share Purchase Plans ("the Purchase Plans" or "ESPP"), which provide for the issuance of a maximum of 750,000, 200,000 and 300,000 Ordinary shares, respectively. Eligible employees can have up to 10% of their salaries withheld, up to certain maximums, to be used to purchase the Company's Ordinary shares. The Purchase Plans are implemented with purchases every six months. The price of an Ordinary share purchased under the Purchase Plans is equal to 85% of the lower of the fair market value of the Ordinary share at the commencement date of each offering period or on the semi-annual purchase date pursuant to the Plans. During 2005, 69,639 shares were issued under the Purchase Plans for aggregate consideration of $ 1,161. As of December 31, 2005, the Company decided to terminate the ESPP.

d.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

- F24 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 10:-	TAXES ON INCOME

a.	Israeli income taxes:

1.	Measurement of taxable income:

Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an elective obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollars. The Company has elected to extend the term of the abovementioned taxable measurement by another year.

2.	Tax rates:

On July 25, 2005, the Knesset (Israeli Parliament) approved the Law of the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%.

The amendment is not expected to have a material effect on the Company's financial position and results of operations.

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company's production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an "Approved Enterprise" status under the above law. According to the provisions of such Israeli law, the Company has been granted the "Alternative Benefit Plan", under which the main benefits are tax exemption and reduced tax rate. Therefore, the Company's income derived from Approved Enterprise and allocated to the Tel Aviv facility will be entitled to a tax exemption for a period of two years and to an additional period of five to eight years with reduced tax rates of 10%-25% (based on percentage of foreign ownership). Income allocated to the Jerusalem facility will be exempt from tax for a period of up to 10 years, provided that the Company meets certain criteria. The duration of tax benefits is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Company began to utilize such tax benefits in 2004 and these tax benefits are scheduled to gradually expire through 2013.

As mentioned above, the approval, which the Investment Center granted the Company, is for establishing an Approved Enterprise program in Tel-Aviv and Jerusalem, Israel. The income derived from the "Approved Enterprise" program shall be allocated between the facilities in Tel-Aviv and Jerusalem based on a mechanism as determined by the Investment Center.

- F25 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

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

As of December 31, 2005, retained earnings included approximately $ 23,400 in tax-exempt income earned by the Company's "Approved Enterprise". The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% - 25%) and an income tax liability of approximately up to $ 5,850 would be incurred by the Company.

Income from sources other than the "Approved Enterprise" will be subject to the tax at the regular rate.

During 2004, the Company's production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an expansion program to its Approved Enterprise status by the Investment Center. The Company applied for an amendment to this expansion program, according to which it requested an enlargement to this expansion program, neutralization of certain assets and an approval that the benefits period from such expansion program will commence in 2006. The Investment Center has not yet approved this application. If the Investment Center will not approve the above application, the company will apply for a new program under the 2005 amendment to the Investment Law, as described below.

A recent amendment to the law, which has been officially published effective as of April 1, 2005 ("the Amendment") has changed certain provisions of the law. As a result of the Amendment, a company is no longer obliged to implement an Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authorities for a pre-ruling regarding their eligibility for benefits under the Amendment.

- F26 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of the company's business income from export. In order to receive the tax benefits, the Amendment states that a company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise ("the Year of Election"). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of 7 years from the Commencement Year, or 12 years from the first day of the Year of Election.

Should the Company elect to utilize tax benefits under the Amendment to the law, than any such tax exempt profits might be subject to future taxation on the corporate level upon distribution to shareholders by a way of dividend or liquidation. Accordingly the Company may be required to recognize deferred tax liability with respect to such tax exempt profits.

4.	Tax assessments:

In 2004, the Company received final tax assessments from the Israeli Tax Authorities for the tax years 1999 through 2002.

5.	Stamp duty:

An amendment of the Stamp Duty on Documents Law, 1961, or the Stamp Duty Law, came into effect on June 1, 2003 determining, among other things, that the Stamp Duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the Stamp Duty. The Stamp Duty Law determined that a document (or part thereof) that is signed in Israel or relates to an asset or obligation in Israel would be subject to a tax rate between 0.4% and 1% of the value of the subject matter of such document. Based on advice from the Company's legal counsel, the Company's management believes that adequate provision has been provided to cover such an exposure.

Under an order published in December 2005, the said requirement to pay stamp duty was cancelled with respect to documents signed on or after January 1, 2006.

- F27 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

b.	Taxes on income are comprised as follows:

	Year ended December 31,
	2003	2004	2005

Current taxes	$-	$428	$304
Taxes in respect of prior years	-	803	-
Increase in deferred taxes	-	(890)	(64)

$ -		$341	$240

Domestic	$-	$1,576	$203
Foreign	-	(1,235)	37

$ -		$341	$240

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2004	2005
Deferred tax assets:
Net operating loss carryforwards of subsidiaries	$1,500	$954
Tax benefit related to employee stock option exercises	2,156	2,538

Net deferred tax asset before valuation allowance	3,656	3,492
Valuation allowance	(2,766)	(2,538)

Net deferred tax asset	$890	$954

d.	Foreign:

The Company's U.S. subsidiary has estimated total available carryforward tax losses of approximately $ 2,400 to offset against future taxable profit between 2011 and 2024. As of December 31, 2005, the Company recorded a deferred tax asset of $ 954 relating to the available net carryforward tax losses.

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

- F28 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

e.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2003	2004	2005
Income before taxes, as reported in the consolidated statements of income	$6,395	$14,087	$9,584

Statutory tax rate	36%	35%	34%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$2,302	$4,930	$3,259
Decrease in taxes resulting from "Approved Enterprise" benefits (1)	-	(4,762)	(2,746)
Tax adjustment in respect of different tax rate of foreign subsidiary	13	52	(22)
Non-deductible expenses	632	893	528
Deferred taxes on losses for which valuation allowance was provided	(2,733)	(1,470)	(632)
Income taxes in respect of prior years	-	803	-
Other	(214)	(105)	(147)

Actual tax expense	$-	$341	$240

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$-	$0.26	$0.15
Per share amounts (diluted) of the tax benefit resulting from the exemption	$-	$0.24	$0.14

f.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2003	2004	2005

Domestic	$5,155	$12,461	$7,601
Foreign	1,240	1,626	1,983

Income before income taxes	$6,395	$14,087	$9,584

- F29 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except per share data

NOTE 11:- GEOGRAPHIC INFOROMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following presents total revenues for the years ended December 31, 2003, 2004 and 2005 and long-lived assets as of December 31, 2004 and 2005:

	Year ended December 31,
	2003	2004	2005
Revenues from sales to customers located at:
America (principally the United States)	$26,218	$28,984	$31,900
EMEA *)	14,038	20,450	24,074
Asia Pacific	14,524	19,005	21,610

	$54,780	$68,439	$77,584

*)	Europe, the Middle East and Africa.

	December 31,
	2004	2005
Long-lived assets, by geographic region:
America	$1,246	$1,609
EMEA	3,464	6,755
Asia Pacific	306	417

	$5,016	$8,781

b.	Major customer data as a percentage of total revenues:

Year ended December 31,
	2003	2004	2005

Customer A	11%	11%	16%

- F30 -

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 12:-	SELECTED STATEMENTS OF INCOME DATA

a.	Financial income (expenses):

	Year ended December 31,
	2003	2004	2005
Financial income:
Interest on bank deposits	$3,193	$3,045	$3,426
Foreign currency translation differences, net	352	784	-
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	645	852	2,856

	4,190	4,681	6,282
Financial expenses:
Interest and other bank charges	(450)	(116)	(70)
Foreign currency translation differences, net	-	-	(1,053)

	$3,740	$4,565	$5,159
b.	Net earnings per share:

The following table sets forth the calculation of basic and diluted net earnings per share:

	Year ended December 31,
	2003	2004	2005
Numerator:
Net income available to shareholders of Ordinary shares	$6,355	$13,780	$9,344

Denominator:
Denominator for basic earnings per share - weighted average number of shares, net of treasury stock	17,184,141	17,995,207	18,800,474
Effect of dilutive securities:
Employee stock options and ESPP	1,481,999	1,809,689	1,271,718
Denominator for diluted net earnings per share - adjusted weighted average number of Ordinary shares	18,666,140	19,804,896	20,072,192

- F 31-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share data

NOTE 13:-        BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain of the Company's shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2004	2005

Trade receivables	$1,004	$1,447

Trade payables	$134	$-

b.	The following related party transactions are included in the statements of income:

	Year ended December 31,
	2003	2004	2005

Revenues	$1,011	$2,400	$3,111

Cost of revenues - components (1)	$349	$-	$-

Operating expenses, net - primarily rental, sub-contractors and communications (2)	$1,186	$1,151	$1,309

Purchase of property and equipment	$47	$466	$377

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

- F 31-