Form 20-F/A
period 2005-12-31
RADWARE LTD
filed 2006-05-09
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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
☐Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
 ☐Yes ☒ No

Explanatory Note

Radware Ltd. (the “Company”) is filing this Amendment No. 1 to the Annual Report on Form 20-F in order to correct a typographical error in the officers’ certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002 that was included in the Form 20-F filed by the Company with the Securities and Exchange Commission on April 26, 2006. This Amendment No. 1 solely contains the revised certifications.

The accompanying revised certifications are dated April 26, 2006, the same date as the original certifications, but these revised certifications were executed on May 9, 2006, and the statements made in these revised certifications are also true and correct as of this later date.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Yehuda Zisapel
Chairman of the Board of Directors

Date: May 9, 2006