Form 20-F/A
period 2005-12-31
RADWARE LTD
filed 2006-07-06
CIK 1094366

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

Radware Ltd. (the “Company”) is filing this Amendment No. 2 to the Annual Report on Form 20-F solely in order to correct a typographical error in the officers’ certifications pursuant to Section 906 of the Sarbanes Oxley Act of 2002 that was included in the Form 20-F filed by the Company with the Securities and Exchange Commission on April 26, 2006 (the “Original Report”).

The accompanying revised certifications are dated July 5, 2006, but the statements made in these revised certifications were also true and correct as of the date of the Original Report.

Except as expressly noted herein, this report speaks as of the date of the filing of the Original Report, April 26, 2006, and we have not updated the disclosures in this report to speak as of a later date.

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
Date: July 6, 2006

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