Form 20-F
period 2006-12-31
RADWARE LTD
filed 2007-06-05
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

☐	TRANSACTION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________

Commission file number 0-30324

RADWARE LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.1 par value per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
19,411.903 Ordinary Shares, NIS 0.1 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
 ☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐   Accelerated Filer ☒   Non-Accelerated Filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes   ☒ No

INTRODUCTION

As used in this annual report, the terms “we,” “us,” “our,” the “Company,” and “Radware” mean Radware Ltd. and its subsidiaries, unless otherwise indicated. The references to "Companies Law" or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999 (as amended).

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this annual report.

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

We have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®”,, “Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®” and “CID - Content Inspection Director®” and we have trademark applications pending for “UpLink™”, “Radware™”, “APSoluteTM”, “AppDirector”™, “AppXCel”™, “SecureFlow”™, “SOADirector”™, “SOASwitch”™, “SIPDirector”™ and “DFI- Deep Flow Inspection”™. All other trademarks and tradenames appearing in this annual report are owned by their respective holders.

E. Dilution	57
F. Expenses of the Issue	57
ITEM 10. Additional information	57
A. Share Capital	57
B. Memorandum and Articles of Association	57
C. Material Contracts	62
D. Exchange Controls	62
E. Taxation	62
F. Dividends and Paying Agents	72
G. Statement by Experts	72
H. Documents on Display	73
I. Subsidiary Information	73
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk	73
ITEM 12. Description of Securities other than Equity Securities	73
PART II	74
ITEM 13. Defaults, Dividend Averages and Delinquencies	74
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	74
ITEM 15. Controls and Procedures	74
ITEM 16. [Reserved]	75
PART III	78
ITEM 17. Financial Statements	78
ITEM 18. Financial Statements	78
ITEM 19. Exhibits	79

PART I

ITEM 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

Selected Financial Data

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations for the years ended December 31, 2004, 2005 and 2006 and the balance sheet data as at December 31, 2005 and 2006 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations financial data for the years ended December 31, 2002 and 2003 and the balance sheet data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report. Please see notes 2Q and 12B of the notes to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2002	2003	2004	2005	2006
	(US $ in thousands, except per share data)

Statement of Operations Data:
Revenues	$43,663	$54,780	$68,439	$77,584	$81,410
Cost of revenues	7,946	9,854	12,184	14,896	15,791
Gross profit	35,717	44,926	56,255	62,688	65,619
Operating expenses:
Research and development, net	7,809	8,398	10,342	13,017	17,659
Sales and Marketing	30,019	29,753	31,898	40,002	50,128
General and administrative	4,219	4,120	4,493	5,244	6,178

Total operating expenses	42,047	42,271	46,733	58,263	73,965

Operating profit (loss)	(6,330)	2,655	9,522	4,425	(8,346)

Financial income, net	4,240	3,740	4,565	5,159	7,422

Income (loss) before income taxes	(2,090)	6,395	14,087	9,584	(924)
Income taxes	-	-	(341)	(240)	(356)
Minority interest in losses (earnings) of a subsidiary	(23)	(40)	34	-	-
Net income (loss)	$(2,113)	$6,355	$13,780	$9,344	$(1,280)
Basic net earnings (loss) per share	$(0.13)	$0.37	$0.77	$0.50	$(0.07)
Diluted net earnings (loss) per share	$(0.13)	$0.34	$0.70	$0.47	$(0.07)

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2002	2003	2004	2005	2006
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	16,655	17,184	17,995	18,800	19,325
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	16,655	18,666	19,805	20,072	19,325

	December 31,
	2002	2003	2004	2005	2006
	(US $ in thousands)
Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities and current maturities of long-term bank deposits	$52,274	$62,882	$109,020	$126,901	$140,375
Long-term bank deposits, structured note and marketable securities	73,027	76,139	48,021	37,592	23,756
Working capital	50,690	60,477	107,687	124,005	137,406
Total assets	142,998	158,114	183,241	204,347	215,668
Shareholders’ equity	127,357	140,246	160,917	177,426	182,414

Risk Factors

Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The following risks are not the only risk factors facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. The trading price of our ordinary shares could decline due to any of these risks.

Risks Related to Our Business and Our Industry

We have incurred losses in the past, and may incur losses in the future

While we were profitable in each of the years 2003-2005, we incurred losses in 2002 and 2006. We had net loss of approximately $1.3 million in 2006, and net income of $9.3 million in 2005, $13.8 million in 2004 and $6.4 million in 2003. We incurred net losses of approximately $2.1 million in 2002. We will need to generate increased revenues as well as manage our costs to return to and maintain profitability. In 2006 we incurred losses as a result of increased expenses incurred in our efforts to significantly increase our revenues, coupled with only moderate revenue growth for the year, mainly due to the inability of our US sales force to ramp up sales in the Americas. We cannot assure you that we will be able to return to or maintain profitability. Our gross margin is currently approximately 81%. As a result, any decrease in sales may have a significant effect on our profitability.

Our revenues may not grow or continue at their current level. For example, the growth rate in 2004 compared to 2003 was approximately 25%, whereas the growth rate in 2005 compared to 2004 was approximately 13% and the growth rate in 2006 compared to 2005 was approximately 5%. In addition, our operating expenses may continue to increase. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation and the results that our past expenditures produce. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until some time in the future. For example, during 2006 we restructured our sales force in the United States in an effort to increase the effectiveness of our sales efforts in this market. Our efforts as well as our expenditures in this restructuring may not result in increased revenues. If our revenues continue not to increase as anticipated, or if our expenses increase at a more rapid pace than revenues, we may continue to incur losses.

Our results for 2006 were benefited by financial income in an amount of approximately $7.4 million. We cannot assure you that we will be able to generate financial income in the future or that such financial income will remain at the same level.

Volatility of the market for our products, including slow-down in expenditures by service providers, e-commerce businesses and other trends in our industry could have a material adverse effect on our results of operations.

Our business is dependent on current and anticipated market demand for our products. Beginning in late 2000, market demand was negatively impacted by the general deterioration of the global economy and the economic uncertainties in the telecommunications market. These conditions, and the uncertainties surrounding the growth rates of economies worldwide, resulted in a curtailment of capital investment by companies in our target markets and caused our revenue growth to increase at a significantly slower pace during 2001 and 2002 relative to prior years. According to our estimates, in 2003, the market remained substantially flat and in 2004 through 2006 there was an improvement in the market. Due to the past volatility of the market it is difficult to predict the conditions of our market going forward. In addition, we believe that market conditions could cause our customers and potential customers to be more conservative in planning their spending. If the global conditions deteriorate, and companies in our target markets reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

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

As a result of the foregoing our results in any quarter may also fall below projected results. For example, in the first quarter of 2007 our revenues were approximately $1.5 million less than projected at the beginning of the quarter.

In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales. Because our sales have grown significantly since inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers. For example, we believe that our sales may be reduced from the levels which we might otherwise have been able to attain during the third quarter of 2007 because of the slowdown in business activities during the summer months in Europe, and that our sales during the fourth quarter of 2007 may be increased because some of our customers tend to make greater capital expenditures towards the end of their own fiscal years. Because of these anticipated fluctuations, our sales and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects.

If the market for Application Delivery and Network Security solutions does not continue to develop, we will not be able to sell enough of our products to achieve and maintain profitability.

The Application Delivery and Network Security markets in which we operate are rapidly evolving and we cannot assure you that they will continue to develop and grow or that our products and technology will keep pace with these changes. Market acceptance of Application Delivery and Network Security solutions may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for Application Delivery and Network Security solutions does not continue to grow, we may not be able to sell enough of our products to achieve, maintain and increase profitability.

Competition in the market for Application Delivery and Network Security solutions is intense. As a result, we may lose market share and we may be unable to achieve and maintain profitability.

The Application Delivery and Network Security markets are highly competitive and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc. Foundry Networks, Inc., and Juniper Networks, Inc. In addition, we face competitors in the Network Security space, with respect to our Intrusion Prevention Systems (IPS). Such principal competitors include Juniper Networks, Inc., 3Com Systems, Inc. (TippingPoint), McAfee, Inc., Sourcefire, Inc., and IBM Corporation (Internet Security Systems). We expect to continue to face additional competition as new participants enter the market. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Delivery or Network Security solutions and emerge as significant competitors. For example, IBM Corporation became a competitor in the Network Security market by acquiring Internet Security Systems (ISS). Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to achieve, maintain and increase profitability. Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

Most of our competitors have greater resources than us, which may limit our ability to effectively compete with them.

Most of our competitors have greater financial, personnel and other resources than us, which may limit our ability to effectively compete with them. These competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer requirements;

•	benefit from greater economies of scale;

•	offer more aggressive pricing;

•	devote greater resources to the promotion of their products; and/or

•	bundle their products or incorporate an Application Delivery or Intrusion Prevention component into existing products in a manner that renders our products partially or fully obsolete.

We must develop new products and enhancements to existing products to remain competitive. If we fail to develop new products and product enhancements on a timely basis, we may lose market share.

The markets for Application Delivery and Network Security solutions are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Accordingly, our future success will depend to a substantial extent on our ability to:

•	invest significantly in research and development;

•	develop, introduce and support new products and enhancements on a timely basis; and

•	gain and consecutively increase market acceptance of our products.

We are currently developing new products and enhancements to our existing products. We may not be able to successfully complete the development and market introduction of new products or product enhancements. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors. For example, during 2006, we introduced additions to our next generation APSolute application delivery product family. During 2006, we also invested, and plan to continue to invest in 2007, in developing or when appropriate, acquiring, capabilities to advance our APSolute product family and market vision for application-smart networking. As evidence of 2007 investments, we acquired Covelight Systems, Inc. (“Covelight”) in April for their web channel intelligence technology that allows business events to be captured in real-time on the network. This strategic move is intended to increase the market relevance of our APSolute product portfolio. We also released v3.10 of our DefensePro software with support for IPv6 and worm propagation prevention and added web application firewall (WAF) services to our AppXcel service platform through an OEM partnership with Imperva. These investments are part of our new positioning initiative branded as “business-smart networking”. There is no assurance that we will be successful in marketing and selling our next generation Application Delivery and Network Security solutions or the Covelight solutions, or that we will be able to grow revenues to justify our investments.

We may make acquisitions or pursue mergers that could disrupt our business and harm our financial condition.

As part of our business strategy, we may invest in or acquire other businesses, technologies or assets, or we may enter into joint ventures or other strategic relationships with third parties. For example, in the last two years we acquired the businesses of V-Secure and Covelight. We may assume liabilities or write-offs, incur amortization expenses related to intangible assets or realize large and immediate write-offs in connection with future acquisitions. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which may result in the writing-off, or impairment, of the relevant assets. In addition, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

•	Post-merger integration problems resulting from the combination of any acquired operations with out own operations or from the combination of two or more operations into a new merged entity;

•	Diversion of management’s attention from our core business;

•	Substantial expenditures, which could divert funds from other corporate uses;

•	Entering markets in which we have little or no experience; and

•	Loss of key employees of the acquired operations.

We cannot be certain that our recent acquisitions or any future acquisition or merger will be successful. If the operation of the business of any recent or future acquisitions or mergers disrupts our operations, our business may suffer. In addition, even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition.

We have a very limited order backlog. If revenue levels for any quarter fall below our expectations, our earnings will decrease.

We have a very limited order backlog, which makes revenues in any quarter dependent on orders received and delivered in that quarter. A delay in the recognition of revenue may have a significant negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed, or require some time for adjustment. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our earnings will decrease.

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

Our products generally have long sales cycles, which increase our costs in obtaining orders and reduces the predictability of our earnings.

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

Long sales cycles also subject us to risks not usually encountered in a short sales cycle, including our customers’ budgetary constraints and internal acceptance reviews and processes prior to purchase. In addition, orders expected in one quarter could shift to another because of the timing of our customers’ procurement decisions. Furthermore, customers may defer orders in anticipation of new products or product enhancements introduced by us or by our competitors. These factors complicate our planning processes and reduce the predictability of our earnings.

We must manage our anticipated growth effectively in order to achieve profitability.

We have actively expanded our operations in the past and may continue to expand them in the future in order to gain market share in the evolving market for Application Delivery and Network Security solutions. This expansion has required, and may continue to require, managerial, operational and financial resources.

We cannot assure you that we will continue to expand, or that we will be able to offer and expand our operations successfully. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and we may not be profitable.

As we grow we may need new or enhanced systems, procedures or controls. For example, at the beginning of 2007, we implemented a company-wide Oracle ERP system, with a substantial investment of resources, in order to increase our efficiencies of our operations in the fields of finance, operations, customer support and order management. The transition to new systems, procedures or controls, as well as any delay in transitioning to new or enhanced systems, procedures or controls, may seriously harm our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis.

Our international sales may expose us to additional risks

We currently offer our products in over 40 countries in addition to the United States. In fiscal years 2005 and 2006 our sales outside the Americas represented approximately 59% and 66%, respectively, of our total sales. Our international business activity involves varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks, among others, may include: the possibility of unfavorable circumstances arising from host country laws or regulations, including unexpected changes of interpretations thereof; partial or total expropriation; export duties and quotas; local tax exposure; insurrection or war; and differences in business practices. For example, we are required to comply with European Union Directives with respect to product quality assurance standards and environmental standards. In 2006, we were required to modify certain of our products in order to comply with Directive 2002/95/EC on Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (known as the “RoHs” Directive), which requires products sold in Europe to meet certain design specifications. We incurred costs and expenses and were required to spend management time and resources in the redesign of our products to meet the RoHs Directive.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A significant portion of our expenses, principally salaries and related personnel expenses, are paid in Israel shekels, whereas most of our revenues are generated in dollars and Euros. We have recently witnessed a significant strengthening of the shekel against the dollar, which has considerably increased the dollar value of our expenses in Israel. Should the shekel continue to maintain, or increase, its strength in comparison to the dollar, the dollar value of these expenses will continue to be high, and our results of operations will be adversely affected.

•	A portion of our international sales are denominated in currencies other than dollars, such as the Euro, thereby exposing us to gains and losses on non-U.S. currency transactions.

•
A substantial proportion of our international sales are denominated in dollars. Accordingly, devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease orders or default on payment, which could harm our results of operations.

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

We are dependent on Roy Zisapel, our President and Chief Executive Officer, the loss of whom would negatively affect our business.

Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Roy Zisapel, our President and Chief Executive Officer. Although we have employment contracts with our senior management and key personnel, we do not carry life insurance on our senior management or key personnel. Any loss of the services of Roy Zisapel, other members of senior management or other key personnel could negatively affect our business.

Undetected hardware defects and software errors may increase our costs and impair the market acceptance of our products.

Our products have occasionally contained, and may in the future contain, undetected defects or errors, especially when first introduced or when new versions are released, due to defects or errors we fail to detect, including in components supplied by third parties. These defects or errors may be found after the commencement of commercial shipments. In addition, our customers integrate our products into their networks with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the product that has caused the problem. Regardless of the source of these defects or errors, we will then need to divert the attention of our engineering personnel from our product development efforts to address the detection and correction of these errors and defects. In the past, we have not incurred significant warranty or repair costs, nor have we been subject to liability claims for damages related to product errors or defects nor experienced any material lags or delays as a result thereof. However, we cannot assure you that we will not incur these costs or liabilities or experience these lags or delays in the future. Any insurance policies that we may have may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors and defects, whether caused by our products or the components supplied by another vendor, may result in significant customer relations problems and injure our reputation, thus impairing the market acceptance of our products.

We rely on third-party manufacturing vendors to provide key components of our products. If USR Technologies and Electronics (2003) Ltd., or USR, is not able to provide us with adequate supplies of the principal component used in our products, we may not be able to deliver sufficient quantities of our products to satisfy demand, or may have a delay in fulfilling orders.

We rely on USR to supply us with circuit boards. These circuit boards are a principal component, which we use in the manufacture of our products. If we are unable to acquire circuit boards from USR on acceptable terms, or should USR cease to supply us with circuit boards for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period. We entered into agreements with two additional suppliers, but to date have only purchased relatively small quantities from those suppliers. If we would need to rely on the alternate suppliers, there is no assurance that we will be able to obtain the quantities we require at lead times and pricing competitive to USR.

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

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. Our success depends upon the protection of our proprietary software installed in our products, our trade secrets and our trademarks. To protect our rights to our intellectual property, we rely on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others. In the United States, we have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®”, “Synapps Architecture®”, “DefencePro®”, StringMatch Engine®” and “CID - Content Inspection Director®”. We also have trademark applications pending for “UpLink™”, “Radware™”, “APSoluteTM”, “AppDirector”™, “AppXCell”™, “SecureFlow”™, “SOADirector”™, “SOASwitch”™, “SIPDirector”™ and “DFI- Deep Flow Inspection”™. In addition, we have registered patents in the United States for our triangle redirection method used for the global load balancing, for our mechanism for efficient management and optimization of multiple links used in our LinkProof product, for our method for load balancing by global proximity used in our WSD product and for our method for controlling traffic on links between autonomous BGP systems. We also have pending patent applications and provisional patents in connection with several features used in our products. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Furthermore, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources. For example, in 2004 we sued F5 networks Inc. for patent infringement and we settled in 2005. Although the lawsuit did not result in a significant expenditure we spent time and resources litigating and settling the claim.

Our products may infringe on the intellectual property rights of others.

Third parties may assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. As a result we may incur costs defending ourselves or settling lawsuits even if we believe we do not infringe third parties rights. For example, in 2003, F5 Networks, Inc. filed a lawsuit against us for patent infringement which was settled in 2004. The settlement included a license of the F5 patent.

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

The majority of our cash and cash equivalents, and short-term and long-term bank deposits are invested in banks in the United States and the U.K.. Some of these deposits may be in excess of insured limits and are not otherwise insured. If one or more of these financial institutions were to become insolvent, the loss of these investments would have a material adverse effect on our financial condition.

Risks Related to the Market for Our Ordinary Shares

Two shareholders may exert significant influence in the election of our directors and over the outcome of matters requiring shareholder approval.

As of June 3, 2007, Mr. Yehuda Zisapel, a member of our Board of Directors, beneficially owned 13.57% of the ordinary shares outstanding and Roy Zisapel, our Chief Executive Officer, President and director, and Mr. Yehuda Zisapel’s son beneficially owns approximately 5.18% of our ordinary shares outstanding (See “Item 6 - Share Ownership”). As a result, these shareholders may exert significant influence in the outcome of various actions that require shareholder approval, such as the election of our directors, and the approval or rejection of a merger and similar corporate transactions.

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

We reasonably believe we were not a PFIC for our 2006 tax year. It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for 2006 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2007 or in subsequent years. For a discussion of the rules relating to passive foreign investment companies and related tax consequences, please see the section of this annual report entitled “Item 10 - Additional Information - Taxation — United States Federal Income Tax Considerations.”

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between the Palestinians and Israel, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The establishment in early 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group created additional unrest and uncertainty in the region. In July and August 2006, an armed conflict has taken place between Israel and Hezbollah, an Islamic movement based in Lebanon, which included the firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon.

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

Some of our directors, officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army. They may also be further subject to being called to active duty at any time under emergency circumstances. Directors, officers, and key employees falling within these requirements include Roy Zisapel, our Chief Executive Officer and President, Amir Peles, our Chief Technical Officer, and Yuval Pemper, our Vice President, Research and Development. Our operations could be disrupted by the absence, for a significant period, of one of more of these officers or other key employees due to military service, and any disruption in our operations would harm our business. The full impact on our workforce or business if some of our officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

The rate of inflation in Israel and the change in the exchange rate between the New Israeli Shekel against the U.S. dollar and/or the U.S. dollar against the Euro is volatile, and may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or are dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies mainly in Israel, in New Israeli Shekels (“NIS”) and in Europe, in Euros. In 2006, we sold in Euros in most European countries. In this respect, we are exposed to the following risks: the rate of inflation in Israel may exceed the rate of devaluation of the NIS in relation to the dollar, the timing of this devaluation may lag behind inflation in Israel, or the NIS may increase in value relative to the dollar. In such events, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In addition, if the Euro increases in value relative to the dollar and sales in Euros do not exceed expenses incurred in Euros, the dollar cost of our operations in Europe will increase and our operating profit will be adversely affected. If the Euro decreases in value relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit will be negatively affected as a result of a decrease in the dollar value of our sales. In 2006, the value of the dollar decreased in relation to the NIS by 8.2%, the inflation rate in Israel was -0.1%, and the value of the dollar decreased in relation to the Euro by 10.2%. As a result, during 2006, we had an increase in expenses (as a result of the increase in the Euro exchange rate relative to the dollar), which was offset by the increase we had in our sales due to the fact that our sales to the EU countries are also denominated in Euro. We cannot provide assurances that we will not be materially adversely affected by the rate of inflation in Israel or exchange rate fluctuations in the future.

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

An amendment to the Investment Law, which was published on April 1, 2005 (the “Amendment") has changed certain provisions of the Investment Law. As a result of the Amendment, the Company is no longer obliged to obtain an Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, the Company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. The Company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment. Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise” under the Amendment). In order to receive the tax benefits, the Amendment states that the Company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the Company requested to have the tax benefits apply to the Benefited Enterprise (the “Year of Election”). Where the Company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the Company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the Company’s production assets before the expansion.

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

Provisions of Israeli Corporate and tax law may have the effect of delaying, preventing or making an acquisition of our Company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control over us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unwilling to do so because of these provisions of Israeli law. For additional information on this topic, see “Item 10B - Additional Information - Memorandum and Articles of Association - Mergers and Acquisitions under Israeli law.”

It may be difficult to enforce a U.S. judgment against us and/or our officers and directors, or to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries and affiliates, and our directors and officers named herein substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	The judgment is enforceable in the state in which it was given;

•	Adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	The judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	The judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	An action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

ITEM 4.	Information on the Company

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

Business Overview

General

We develop, manufacture and market Application Delivery and Network Security (“business-smart networking”) solutions that provide end-to-end availability, performance and security of mission critical networked applications. Radware’s integrated Application Front-End, Application Access and Network Security solutions enable enterprises and carriers to deliver their mission critical applications successfully between data centers and remote locations, over all critical points in the network.

Our Application Delivery and Network Security solutions enable customers to manage their network infrastructure, bypass systems failures, scale their application performance, and secure their Internet protocol (“IP”) traffic. Our products align network behavior with business process to improve productivity and extract the greatest value from investments in network infrastructures by intelligently distributing traffic within the network, optimizing the use of available network resources and protecting applications, networks and users at high speeds. Over the years, our products have won a number of awards for performance, including Network Computing Editor’s Choice, SC Magazine Recommended Buy Award, Network Computing Well-Connected, Internet World Best of Show, PC Magazine Editor’s Choice and Network Magazine Product of the Year. All of our products are Underwriters Laboratories (UL) compliant and our products have also achieved significant industry certification such as the Common Criteria Evaluation & Validation Scheme (CCEVS) EAL 3 through the National Security Agency (NSA) program and FIPS 140-2 through the National Institute of Standards (NIST). In addition, we have been recognized as among the top industry players in our respective markets by independent, third-party IT analysts - for example, Forrester Research, Frost & Sullivan, Gartner, IDC, and Yankee Group.

In April 2007, we acquired Covelight, a U.S. based company, which provides web channel intelligence technology that allows business events to be captured in real-time on the network. This strategic move is intended to increase the market relevance of our APSolute product portfolio by moving from the "application-smart" approach to a new, more business-centric approach, which we position as "business-smart networking".

Products, Operating System (OS), Management Tool, Platforms, and Subscription Services

Radware sells application delivery and network security products (“devices”) that run different configurations of software to deliver features specific to the intended operation of the appliance. These products utilize the proprietary APSolute OS (operating system), which embeds common operating logic into each product. Multiple Radware devices can be managed through the APSolute OS common management tool and dashboard (Insite) and are delivered via hardware switching platforms (AS1 - AS5) with various levels of processing power, throughput, port density, and speed depending on selected model. In addition, Radware offers a security update subscription service. Its products, operating system, management tools, switching platforms, and subscription services are all marketed under the APSolute brand.

Products (APSolute Product Suite)

The APSolute™ product suite consists of the following product families:

• AppDirector™ Intelligent Application Delivery Controller for data center optimization with advanced Layer 4-7 policies and granular packet classification to eliminate traffic surges, server bottlenecks, connectivity disconnects and downtime for ensured business continuity.

• AppXcel™) Application Accelerator performs web compression and Hypertext Transfer Protocol (HTTP) multiplexing, and accelerates web applications for high performance content serving and Secure Sockets Layer (“SSL”) encryption and decryption, providing secure and effective SSL processing.

• LinkProof® manages Internet traffic for networks, commonly referred to as multi-homed networks, which access the Internet through multiple connections via several Internet Service Providers, to provide fault tolerant and cost effective Internet connectivity.

• LinkProof® Branch manages the operation of multiple links across all remote office links, allowing large, multi-branched enterprises to control and reduce the costs of their connectivity and Virtual Private Networks (VPN) between headquarters and branch offices.

• DefensePro® Intrusion Prevention and Denial of Service products protect against worms, bots, viruses, malicious intrusions and Denial of Service attacks at up to 6-Gigabit speeds, preventing attacks in real-time for intrusion prevention and multi-layer application defense.

• SecureFlow™ simplifies the management and optimizes performance of best of breed enterprise security tools to enable transparent, selective integration of content inspection, anti-virus, VPN, Intrusion Detection Systems (IDS) and firewalls into a unified switched architecture to eliminate the security/performance tradeoff.

 • Inflight™ delivers real-time business events to backend analytic engines (e.g. enterprise fraud, compliance, business intelligence, marketing, etc.) by performing passive identity-based monitoring of critical web channel application transaction activity. With Inflight, companies can optimize their business processes, offer new products and services on-the-fly to customers, and halt identity theft or fraudulent online behavior

• CID - Content Inspection Director® managed service delivery platform for carriers that enables centralized and optimized IP value added service deployment. With Content Inspection Director, carriers can extend high-performance security and media services to customers, customizing delivery, guaranteeing SLAs and generating a new source of revenues.

Operating System (APSolute OS)

APSolute OS is a modular operating system built around Radware’s core software engines, the Application Classifier and Flow Manager that are used to classify traffic based on an extensive and granular set of application intelligence. Users can define classes of traffic and policies for how network resources should handle that traffic based on any combination of network, application, content and user information. APSolute OS service modules (each as described below), which are available on our hardware products, include: Advanced Health Monitoring, Traffic Redirection, Bandwidth Management, Application Acceleration, Intrusion Prevention and DoS Protection. With APSolute OS, enterprises and carriers can address existing and emergent application service requirements across server farms, security and connectivity layers.

•	APSolute OS Application-Smart Classification and Flow Management
Radware’s innovative APSolute OS features a unique classification and flow management engine that is used to classify traffic based on the industry’s most extensive and granular set of application intelligence. Users can define classes of traffic and policies for how network resources should handle that traffic based on any combination of network, application, content and user information. APSolute OS tracks the flow of traffic end-to-end and implements multi-step decisions at every critical point across the transaction path to ensure optimized application delivery.

•	APSolute OS Health Monitoring and Failure Bypassing
APSolute OS Health Monitoring continuously checks all network resources detecting failures in real-time and automatically redirecting traffic to the highest performing resources to bypass failures and guarantee high application availability and continuous operations.

•	APSolute OS Traffic Redirection
APSolute OS Traffic Redirection intelligently distributes traffic across network devices to optimize the utilization of local and global resources, and ensure service availability and redundancy. APSolute OS Traffic Redirection enables maximum utilization of IT infrastructure capacities across farms, local and global sites using an extensive array of traffic redirection algorithms to dispatch traffic including cyclic distribution, least users, least packets and least bytes.

•	APSolute OS Bandwidth Management
APSolute OS Bandwidth Management extends granular classification and control over bandwidth resource allocation, prioritizing all network traffic and guaranteeing service levels for mission critical applications across the entire network (with TOS and Diffserv marking).

•	APSolute OS Application Acceleration
The APSolute OS advanced Layer 4-7 application acceleration technologies include: SSL offloading, Transmission Control Protocol (TCP) optimization, caching and reverse proxy, HTTP compression and advanced image and content compression.

•	APSolute OS Intrusion Prevention
Automatically secures application network resources by continuously monitoring and inspecting all network traffic including SSL traffic, APSolute OS Intrusion Prevention immediately terminates suspicious sessions by implementing user/application/ content policies to completely safeguard applications. On-the-fly SSL inspection and IP reassembly provide an additional layer of protection against hacker evasion techniques.

•	APSolute OS DoS Protection
Identifies and stops debilitating Denial of Service (DoS), Distributed Denial of Service (DDoS), and Structured Query Language (SQL) injections and protocol/traffic anomalies, protecting the network from service failures and downtime. Using advanced technologies including behavior-based analysis, APSolute OS DoS Protection automatically detects abnormal requests and thwarts network attacks before they undermine server operations, all the while ensuring secure traffic operations for uninterrupted service continuity.

Management Tool (APSolute Insite)

The common application management tool which runs across all Radware products is APSolute Insite. APSolute Insite is a unified management tool with an intuitive Graphical User Interface (GUI) that provides end-to-end network visibility, control and policy management of all application switching devices.

Based on an easy-to-use site map interface, APSolute Insite lets users draw their network, configure Radware Application-smart switching devices and set-up the APSolute OS Services (as described above) to address end-to-end IP application service requirements. APSolute Insite’s statistics module provides real-time and historical views of actual application performance levels for monitoring site-wide operations and simple pinpointing of vulnerabilities and failures, affording complete visibility and control over the performance of Web and Application Servers, security tools, cache servers, anti-virus tools and Internet links. Based on this information, network administrators can decide to add resource capacities, tune bandwidth policies or relocate devices to better manage actual traffic loads and IP application performance requirements. Insite is also offered as a standalone network device under the Insite ManagePro label.

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

Application Switch 4 is a three-tier processing architecture designed to meet the high capacity processing requirements for the most intensive intelligent application switching operations. Application Switch 4 features 44Gb connectivity, multi-Gigabit network processors and a strong 1.3-GHZ CPU. Driving application switching performance to up to 3-Gigabit speeds, AS4 affords complete control over mission critical applications and explosive transactions across the most demanding networking environments.

In 2006, we introduced our latest high-end platform for large enterprises and carriers, Application Switch 5, which doubles the throughput capacity of Application Switch 4 released in 2005. Application Switch 5 features an 88Gb switching backbone, multi-Gigabit network processors, strong 1.7-GHZ CPU and a dual power supplies to provide the industry’s fastest Layer 7 performance and highest port density. We are also offering a new switch for our entry-level DefensePro® IPS/DoS x02 model series, the Security Platform 1.

Our products are compatible with any system that uses the Internet protocol and can operate with various network structures, configurations and operating systems. Our products support a wide variety of IP-based applications, including web services, e-mail, voice, P2P, Enterprise Resource Planning (ERP), Customer Relationship Management tools, database and file transfers.

Security Update Service

The Security Update Service, available as an optional subscription service, consists of Periodic Updates, Emergency Updates, and Custom Filters, which are supported by a Security Operations Center (Vulnerability & Exploit Detection; Security Risk Assessment, and Threat Mitigation). The service provides immediate and ongoing security updates to protect customers against the latest threats.

Customers and End-Users

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

In 2006, approximately 34% of our sales were in the Americas (principally in the United States), 34% were in EMEA (Europe, Middle East and Africa) and 32% in Asia-Pacific. Other than the United States, no single country accounted for more than 10% of our sales for 2006.

For the years ended December 31, 2006, 2005 and 2004, one single customer (a distributor) accounted for 12%, 16% and 11% of our sales, respectively. As of December 31, 2006 and 2005, no single customer represented more than 10% of the trade receivables balance.

Sales and Marketing

Sales. We market and sell our products primarily through an indirect sales channel that consists of distributors and resellers located in North America, Europe and Asia. In addition, we generate direct sales to select customers. Our sales channels are supported by our sales managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2006, we employed a total of 38 sales managers and sales staff in the Americas with locations in various states. We also employed 70 sales managers and sales staff based in the rest of the world, who are responsible for developing and maintaining distribution channels outside the Americas. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

Marketing Strategy. Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality Application Delivery and Network Security solutions. We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our sales force and marketing efforts are principally directed at developing brand awareness and providing sales support to our distributors. We participate in major trade shows and offer support to our distributors who participate in regional trade shows and events. We also invest in web based and print advertising campaigns as well as a global media and public relations campaign. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, value added resellers and other companies that have formed strategic alliances with us.

We have entered into co-marketing arrangements with companies in other complementary segments, including:

-	Aladdin Knowledge Systems Ltd.;
-	Avaya, Inc.;
-	Aventail Corporation;

-	BEA Systems, Inc.;
-	BMC Software Inc.;
-	CA, Inc.;
-	Finjan Software;
-	Hewlett Packard Company;
-	IBM, Inc.;
-	Microsoft Corporation;
-	Oracle Corporation; and
-	SAP AG.

Strategic Alliances and Original Equipment Manufacturer Agreements. We have entered into strategic alliances and original equipment manufacturer agreements with other software and hardware vendors, including Forum Systems, Inc. and Imperva, Inc. as well as mutual channel information sharing arrangements. We believe that these companies have significant customer relationships and offer products which complement our products. The products are branded with the names of these companies or co-branded with our name. These agreements are standard distributor agreements, purchase agreements, OEM (original equipment manufacturer) agreements or other specific agreements and are terminable by either party at will. We plan to further invest in the development of strategic alliances in order to provide greater access to our target markets and enhance our brand name.

Technical Management

Our technical team, which consists of 110 employees worldwide as of December 31, 2006, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products. In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically get new software versions of their products and obtain optimized performance by purchasing any of the following five optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement.

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

As of December 31, 2006, our research and development staff consisted of 163 employees. Research and development activities take place at our facilities in Israel. We employ established procedures for the requirement management, development and quality assurance of our new product developments. Our research and development organization is divided according to our existing products. Each product group is headed by a group leader and includes team leaders and engineers. In addition, we have a hardware and platform software department responsible for the development of the Radware hardware platforms and platform software, which are the basis for all products, serving all product groups, which consists of a senior group leader, group leaders, team leaders, and engineers. We also have an application infrastructure software group responsible for the software which is common to all our products (such as the management tools), which consists of a group leader, team leaders and engineers. We furthermore have a quality assurance department, which assists all product groups, and includes a QA director, group leaders, team leaders and quality control engineers and technicians.

We occasionally use third-party subcontractors for the development of portions of research and development projects.

Manufacturing and Suppliers

USR Technologies and Electronics (2003) Ltd. (“USR”) manufactures most of the circuit boards which are the principal hardware component used in our products. It supplies us with finished circuit boards for final assembly. The other components and subassemblies included in our products are supplied to USR from a limited group of suppliers and subcontractors. USR monitors each stage of the circuit board production process, including the selection of components and subassembly suppliers. USR is ISO 9002 certified, indicating that its manufacturing processes adhere to established quality standards.

We install our proprietary software onto the circuit boards we receive from USR. Quality assurance testing, final assembly and packaging and shipping operations are primarily performed at our facility in Jerusalem, Israel.

These circuit boards are the principal component which we use in the manufacture of our products. If we are unable to acquire circuit boards from USR on acceptable terms, or should USR cease to supply us with circuit boards for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period. We entered into agreements with two additional suppliers, but to date have only purchased relatively small quantities from those suppliers. If we would need to rely on the alternate suppliers, there is no assurance that we will be able to obtain the quantities we require at lead times and pricing competitive to USR.

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

We have registered trademarks for “Web Server Director®,” “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®”,“Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®” and “CID - Content Inspection Director®” and we have trademark applications pending for “UpLink™”, “Radware™”, “APSoluteTM”, “AppDirector”™, “AppXCel”™ , “SecureFlow”™, “SOADirector”™, “SOASwitch”™, “SIPDirector”™ and “DFI- Deep Flow Inspection”™. We do not currently own any registered copyrights. We have registered patents in the United States for our triangle redirection method used for the global load balancing, for our mechanism for efficient management and optimization of multiple links used in our LinkProof product, for our method for load balancing by global proximity used in our WSD product and for our method for controlling traffic on links between autonomous BGP systems. We have pending patent applications and provisional patents in connection with several methods and features used in our products. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

Competition

The Application Delivery and Network Security markets are highly competitive and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc. Foundry Networks, Inc., and Juniper Networks, Inc. In addition, we face competitors in the Network Security space, with respect to our Intrusion Prevention Systems (IPS). Such principal competitors include Juniper Networks, Inc., 3Com Systems, Inc. (TippingPoint), McAfee, Inc., Sourcefire, Inc., and IBM Corporation (Internet Security Systems), We expect to continue to face additional competition as new participants enter the market. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Delivery or Network Security solutions and emerge as significant competitors. For example, IBM Corporation became a competitor in the Network Security market by acquiring Internet Security Systems (ISS). Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to maintain and increase profitability. Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

We believe that our success will depend primarily on our ability to provide more technologically advanced and cost-effective Application Delivery and Network Security solutions, and more responsive customer service and support, than our competitors. However, we cannot assure you that the products we offer will compete successfully with those of our competitors. Furthermore, should competition intensify, we may have to reduce the prices of our products which will negatively impact our business and financial condition.

Israeli Office of Chief Scientist

From time to time, eligible participants may receive grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist. Grants received are generally repaid through a mandatory royalty based on revenues from the sale of products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law. Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the Research Committee of the Chief Scientist are eligible for grants usually of up to 50% of certain approved expenditures of such programs, as determined by said committee. In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest.

The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the Research and Development Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment was expected to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted. The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon notification to the Chief Scientist, up to 10% of the manufacturing volume may be performed outside of Israel; furthermore, upon the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The Research and Development Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the Research Committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

By December 31, 2001, we repaid by way of royalties the full amount we owed to the Chief Scientist. In 2004, we applied, together with another company, to obtain a grant from the Chief Scientist under the “joint R&D project” track. The Chief Scientist approved the maximum grant to the project of approximately $0.2 million. In 2005, we applied to obtain an additional grant from the Chief Scientist, under the same project. The Chief Scientist approved an additional grant to the project in an additional maximum amount of approximately $0.2 million. During 2005 and 2006 we have received an aggregate amount of $0.4 million for this project from the Chief Scientist.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to third parties outside Israel, except in certain circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Chief Scientist to comply with the Research and Development Law. In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

The Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

Organizational Structure

As of January 1, 1999, we established a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in America. We also have subsidiaries in Australia, France, Germany, the United Kingdom, Italy, Japan, Singapore, Korea, Canada, Switzerland and India. We have also established representative offices in China, Taiwan and Russia. All of our subsidiaries are wholly-owned. All our subsidiaries and branches promote and offer support for our products. In April 2007 we purchased Covelight Systems, Inc., a Delaware corporation, which develops and manufactures the APSolute Inflight product. Our subsidiaries include:

Name of Subsidiary	Country of Incorporation
Radware Inc.	New Jersey, United States of America
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware GmbH	Switzerland
Radware India Pvt. Ltd.	India
Covelight Systems, Inc.(*)	Delaware, United States of America
(*) Purchased during 2007

Yehuda Zisapel is a co-founder and shareholder of Radware. Yehuda Zisapel is also a member of the Board of Directors of Radware. Individually or together with his brother, Zohar Zisapel, he is also a founder, director and/or principal shareholder of several other companies which, together with Radware and our subsidiaries listed above are known as the RAD-Bynet Group. These corporations include:

AB-NET Communications Ltd. BYNET Data Communications Ltd. BYNET Electronics Ltd. BYNET SEMECH (outsourcing) Ltd. Bynet Software Systems Ltd. Bynet System Applications Ltd.	Ceragon Networks Ltd. Commex Technologies Ltd. Packetlight Networks Ltd. RAD-Bynet Properties and Services (1981) Ltd. RADCOM Ltd. RAD Data Communications Ltd.	WISAIR Inc. Sanrad Inc. RADLive Ltd. RADView Software Ltd. RADVision Ltd. RADWIN Ltd. RiT Technologies Ltd. Silicom Ltd.

The group also includes several other holdings, real estate companies, biotech and pharmaceutical companies. The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

In addition to engaging in other businesses, members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products. See also “Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions”.

Property, Plants and Equipment

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 48,420 square feet of leased office space in Tel Aviv, Israel. The lease expires in October 2007. The facilities are leased from affiliated companies owned by Messrs. Yehuda and Zohar Zisapel. For more information see - “Item 7 -Major Shareholders and Related Parties Transactions.” We also lease office space in a nearby location in Israel, of which approximately 2,590 square feet are leased from the same related party and approximately 5,920 square feet are leased from an unaffiliated party.

We also sublease approximately 5,482 square feet of space in Jerusalem for our manufacturing facility from USR. The sublease with respect to 2,150 square feet expires in April 2009 and the sublease with respect to the remaining 3,332 square feet expires in December 2007.

The aggregate annual rent for the premises in Israel for 2006 was approximately $686,000.

Other locations. In the United States, we lease approximately 12,382 square feet in Mahwah, New Jersey from a company owned by Yehuda and Zohar Zisapel, which lease will expire in April 2010. We also lease 4,916 square feet from an unaffiliated party in Costa Mesa, California, which lease expired in March 2007 and is renewable on a month to month basis. We also lease 3,024 square feet in Dallas, Texas from an unaffiliated party, which lease expires in February 2009. In addition, we lease facilities for the operation of our subsidiaries and representative offices in several locations in the United States, Europe and Asia Pacific.

The aggregate annual rent for the premises in locations outside Israel in 2006 was approximately $1,262,000.

Outlook. We may need additional space if we expand our business. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

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

We are a provider of integrated application delivery and network security solutions, assuring availability, performance and security of business critical networked applications. We began selling our products in 1997, and currently have local offices, subsidiaries or branches in 15 countries in Asia-Pacific, Europe and the Americas.

We sell mainly through sales channels such as resellers and distributors. Most of our direct sales are to strategic customers in the United States. The web channel intelligence technology acquired from Covelight Systems in April 2007 (“Inflight”) will be sold under the existing APSolute product portfolio through primarily direct sales channels in the first phase and through resellers and distributors in subsequent phases.

Most of our revenues are generated in U.S. dollars or are dollar-linked and the majority of our expenses are incurred in dollars and, as such, we use the dollar as our functional currency. Our consolidated financial statements are prepared in dollars and in accordance with U.S. GAAP.

Revenues. Our revenues are derived primarily from sales of our products and, to a lesser extent, from sales of post-contract customer support through our Certainty Support program and sales of a security subscription service the “Security Update Service” (“SUS”). We generally recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectability is probable. Post-contract customer support and the SUS service, which represents mainly software update subscriptions, help-desk support and unit repairs or replacements, is recognized ratably over the contract period.

Cost of Sales. Cost of sales refers to both products and service revenues and consists primarily of the cost of circuit boards and other components required for the assembly of our products, salaries and related personnel expenses for those engaged in the final assembly and maintenance service of our products and other overhead costs. Most of our Cost of Sales expenses are not fixed costs and are directly related to our revenues.

Research and Development Expenses. Research and development (“R&D”) expenses consist primarily of salaries and related personnel expenses, costs of subcontractors and prototype expenses related to the design, development, quality assurance and enhancement of our products, and depreciation of equipment purchased for the development and testing processes. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product objectives and therefore we plan to invest additional resources in 2007 in expanding our R&D organization, including new hires and purchase of new and advanced testing and development equipment.

Marketing and Selling Expenses. Marketing and selling expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales and marketing of our products as well as the cost of operating the offices which are located outside Israel and are engaged in the promotion, marketing and support of our products, in addition to the related trade shows, advertising, promotions, web site maintenance and public relations expenses.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit, expenses related to the implementation of Section 404 of the Sarbanes-Oxley Act, and additional consulting fees), bad debt expenses and other general corporate expenses.

Amortization of stock-based compensation. Our expenses also included amortization of stock-based compensation, which is allocated among cost of sales, research and development expenses, marketing and selling expenses and general and administrative expenses, based on the division in which the recipient of the option grant is employed.  The stock-based compensation is being amortized to operating expenses over the vesting period of the individual options.

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires all share-based payments to employees to be recognized, as of the first quarter of 2006, based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.

SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods: (i) a “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date; (ii) a “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

We adopted the new statement effective January 1, 2006, using the “modified prospective” method. The adoption of SFAS No. 123(R) in 2006 resulted in operating expenses of $4.5 million and 24 cents loss per diluted share. The impact of SFAS 123(R) on our results of operations in future period may be affected by our stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price, expected forfeiture rate and employee stock option exercise patterns.

Financial Income (Expenses), Net. Financial income, net consists primarily of interest earned on short-term and long-term bank deposits, and of amortization of premiums, accretion of discounts and interest earned on investment in marketable securities of proceeds from the issuance of our shares to the public, from the exercise of options to purchase our shares, from cash generated from our operations and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies

Taxes, Israeli companies are generally subject to corporate tax on their taxable income at the rate of 31% for the 2006 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we have established an approved enterprise program (the ”Program”), which is eligible for the tax benefits for operational profit, described below under the heading ”Corporate Tax Rate”. These benefits result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income. The tax rate depends upon the percentage of our income derived at that time from the Approved Enterprise program. The tax benefits depend on our meeting the requirements of the Program and there is no assurance we will be able to obtain such benefits. We have carry-forward capital losses for tax purposes and we anticipate to utilize these losses in 2007 and subsequent years. We have recorded a deferred tax asset in relation to these losses. Our U.S. subsidiary and two other subsidiaries have carry-forward tax losses to offset against future taxable profit. We have recorded a deferred tax asset in relation to these carry-forward tax losses and we anticipate that we will utilize part of these tax losses in 2007 and after. We have also recorded a valuation allowance in connection with these deferred tax assets. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly. We may incur, for accounting purposes, tax expenses in 2007 which we anticipate to be at a rate of up to 10% of our operating income.

Market Trends. According to IT analyst estimations, the IT market in 2006 continued to grow slightly but at a lesser rate than 2005. In terms of geographical variances, the U.S. experienced less overall IT spending growth than Western Europe and Asia Pacific, with China and India reaching double-digit growth percentage levels. While networking equipment drove growth in IT spending in 2005, it reached mature market conditions in 2006 and therefore had a slower share of contribution to overall IT spending than in previous years. Due to the slowing rate of growth in the market it is difficult to predict the conditions of our market going forward. In addition, we believe that market conditions cause our customers and potential customers to be more conservative in planning their spending. If the global conditions deteriorate, and companies in our target markets continue to reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market continues to be flat and customers continue to experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

Furthermore, at the end of 2005 and throughout the course of 2006 several acquisitions took place in our space which resulted in continuous changes in the competitive landscape. F5 acquired Swan Labs in the third quarter of 2005 for WAN optimization capabilities. Citrix continued its acquisition pattern in 2006 following its NetScaler (application acceleration) and Terros (application firewall) acquisitions in 2005, by acquiring Reflectent Software (application performance monitoring) and Orbital Data (WAN Optimization). And, IBM became a competitor in the Intrusion Prevention space by acquiring Internet Security Systems (ISS) in August of 2006. The dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

We intend to continue our investment in the marketing and branding of our APSolute product family, in order to broaden market acceptance of such products. Such investment includes recruitment of skilled personnel, participation in trade shows, testing of our products by leading firms in the industry, investment in brand awareness and online advertising, and so forth. There is no assurance that we will be successful in such marketing and selling activities and that the increase in revenues, if any, will justify the investment.

Business Combinations. In December 2005, we acquired the business of V-Secure which included the acquisition of intellectual property, technology, customers relationship and goodwill. The initial consideration for the acquisition was $9,168,000, out of which an amount of $ 9,011,000 was paid in cash; and $148,000 was paid by issuance of fully vested warrants to V-Secure to purchase 45,454 ordinary shares of the Company. The remaining balance was related to acquisition costs payable. Additional cash consideration of $3,000,000 was paid as part of the purchase agreement during 2006 and V-Secure waived any claim or demand for additional payments. Accordingly, the total consideration for the acquisition amounted to $12,168,000.

The purchase price for the above acquisition was allocated to the identifiable intangible assets acquired (which have been valued by a third party valuation specialist) based upon their estimated fair values. The acquisition was accounted for under the purchase method of accounting. During 2006, no impairment loss was recorded in connection with the acquired intangible assets. See also Note 1e to our Consolidated Financial Statements included in this annual report.

In April 2007 we acquired Covelight Systems, Inc. (“Covelight”) by way of merger. The total consideration for this acquisition is up to $16 million, of which $7.5 million was paid in cash and an additional amount of up to $8.5 million, which is contingent upon sales performance targets, may be due by April 2008.

We have engaged a third-party valuation specialist to evaluate the identifiable assets of Covelight for the purpose of purchase price allocation. The financial statements for the second quarter of 2007 will reflect the acquisition.

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

In many cases, the accounting treatment of a particular transaction is specifically dictated in U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would produce a materially different result. The Company’s management has reviewed these critical accounting policies and related disclosures with the Company’s Audit Committee. See Note 2 to our Consolidated Financial Statements, which contains additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

Our management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Accounting for doubtful accounts;

•	Inventory valuation;

•	Goodwill and intangible assets valuation;

•	Stock based compensation;

•	Income taxes; and

•	Legal contingencies.

Revenue Recognition. The Company and its subsidiaries generate revenues from selling their products and post-contract customer support primarily through distributors and resellers, all of which are considered as end-users. In North America (and rarely in the rest of the world), the Company also generates revenues from direct sales to select end users.

Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed or determinable, no further obligation exists and collectability is probable.

Revenues in arrangements with multiple deliverables are recognized under the “residual method” when Vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements, no VSOE exists for the delivered elements, and all other revenue recognition criteria are satisfied. VSOE for post-contract customer support is determined based on the price when it is sold separately in similar arrangements. The price may vary in the territories and vertical markets in which the Company conducts business. Price is determined by using a consistent percentage of the product price.

Revenue derived from post-contract customer support, which represents mainly software subscription, SUS and unit replacement and repair services, is recognized ratably over the contract period, which is typically one year.

Revenues from training and installation, which are considered as not essential to the functionality of the product, included in multiple elements arrangements are recognized at the time they are rendered. We do not have material revenues from training and installations.

The Company and its subsidiaries provide a provision for product returns and stock rotation based on their experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with SFAS No. 48 “Revenue Recognition When Right of Return Exists”. If the historical data used to calculate these estimates does not properly reflect future returns, additional provision for sales returns may be required, and revenues in that period could be adversely affected.

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

Inventory Valuation. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand for our old or new products, or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales for such period. During the first quarter of 2007 we performed an inventory write-off in an amount of $1.4 million in connection with the anticipated release of our new generation platforms.

Goodwill and Intangible assets. Goodwill represents excess of the costs over the fair value of net assets of businesses acquired. Under SFAS No. 142, goodwill is not amortized. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value with its carrying value. Fair value is determined using discounted cash flows and market multiples. During the year ended December 31, 2006 no such impairment losses were recorded.

Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Acquired technology and customer relationships are amortized using the straight-line method over an estimated period between six to ten years during which benefits are expected to be received. During 2006, an amount of $ 450,000 was recorded as amortization expenses, included in cost of revenues and sales and marketing expenses. As of December 31, 2006, no impairment losses have been identified.

Stock-based compensation. For a discussion of the accounting of stock-based compensation - see “Item 5 - Operating and Financial Review and Prospects - General - Amortization of stock-based compensation”, and note 2n to the financial statements.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all deferred tax assets would not be realized.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent fiscal years and our forecast of future taxable income on a jurisdiction by jurisdiction basis. In determining future taxable income, we are responsible for assumptions utilized, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we use to manage the underlying business. We are in the process of evaluating the possible impact of the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) - see “Impact of recently issued Accounting Policies” below.

Legal Contingencies. We are a party to a few litigation proceedings as described in “Item 8 - Financial Information - Legal Proceedings”.

Impact of recently issued Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, “Accounting for Contingencies.” FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to Financial Accounting Standards Board Statement No. 109, “Accounting for Income Taxes.” This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. De-recognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of evaluating the possible impact of the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) – see “Impact of recently issued Accounting Policies” below

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We believe that SFAS No. 157 will not have a material effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We will adopt SFAS No. 159 no later than January 1, 2008. We have not yet determined the effect that the adoption of SFAS No. 159 will have on our consolidated financial statements.

A.	Operating Results

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2002	2003	2004	2005	2006
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	18.2	18.0	17.8	19.2	19.4
Gross profit	81.8	82.0	82.2	80.8	80.6
Operating expenses:
Research and development, net	17.9	15.3	15.1	16.8	21.7
Sales and marketing	68.7	54.3	46.6	51.5	61.6
General and administrative	9.7	7.6	6.6	6.8	7.6
Total operating expenses	96.3	77.2	68.3	75.1	90.9
Operating profit (loss)	(14.5)	4.8	13.9	5.7	(10.3)
Financial income, net	9.7	6.9	6.7	6.6	9.1
Income (loss) before income taxes	(4.8)	11.7	20.6	12.3	(1.2)
Income taxes	-	-	(0.5)	(0.3)	(0.4)
Minority interest in earnings of a subsidiary	-	(0.1)	-	-	-
Net income (loss)	(4.8)%	11.6%	20.1%	12.0%	(1.6)%

Geographical Distribution of Revenues

The Company operates in one reportable segment. Its total revenues are attributed to geographic areas based on the location of the end-users.

Following is the breakdown of the Company’s total revenues by geographical distribution both in U.S. dollars and as a percentage of total revenues for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31, 2004		Year Ended December 31, 2005		Year Ended December 31, 2006
	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percent-age)
North, Central and South Americas (principally the United States)	28,984	42.4%	31,900	41.1%	27,646	34.0%
EMEA (Europe, the Middle East and Africa)	20,450	29.9%	24,074	31.0%	27,529	33.8%
Asia Pacific	19,005	27.7%	21,610	27.9%	26,235	32.2%

Breakdown of Total Revenues by Products and Services

The following table provides the breakdown of the Company’s total revenues by products and services both in U.S. dollars and as a percentage of total revenues for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31, 2004		Year Ended December 31, 2005		Year Ended December 31, 2006
	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)
Products	52,206	76.3%	55,902	72.1%	57,335	70.4%
Services	16,233	23.7%	21,682	27.9%	24,075	29.6%

Executive Summary - Year Ended December 31, 2006

Sales in 2006 were approximately $81.4 million, an increase of 5% compared with sales of $77.6 million in 2005. In 2006 we continued the trend of sequential increase in sales, year over year, since our inception. The cost of sales as percentage of revenues stayed approximately at the same level as it was in 2005. In order to continue to strengthen and broaden our product lines we have increased our investments in research and development during 2006, mainly increasing the manpower engaged in the development of our products. In order to increase market acceptance of our new products and to strengthen our branding and market penetration in certain regions, we increased our sales and marketing expenses throughout the year. Our sales increased at a lower rate than the increase of our operating expenses. As a result of the aforementioned, and as a result of the adoption of SFAS No. 123(R) for the first time in 2006, our operating results in 2006 reflected a loss of $8.3 million, compared to an operating profit of $4.4 million in 2005. The financial income increased due to the increase in our average cash balance throughout the year, due to the increase in interest rates and due to gains from foreign currency translation differences. Such differences resulted mainly from the increase in the value of the Euro relative to the Dollar during 2006.

In 2007 we intend to continue and increase investment in the development of new products and directions as well as in the improvement of existing products, to support continued growth in our sales and enhancement of market acceptance for our offerings, including in the branding and market penetration of the Covelight technology which become a part of our product suite starting May 2007. As a result our cost of sales, research and development and sales and marketing expenses are expected to increase compared to 2006. There is no assurance that our investment in new products and market penetration will increase our revenues and justify the additional expense.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Revenues. Sales in 2006 were approximately $81.4 million, including sales of products of $57.3 million and services revenue of $24.1 million, an increase of approximately 5% compared with sales of approximately $77.6 million in 2005 which included sales of products of $55.9 million and services revenue of $21.7 million. The increase in sales was comprised of an increase of 3% in products sales and an increase of 11% in services revenue. The increase in services revenue is attributed mainly to renewal of service contracts. During 2006 we moderately increased our sales compared to 2005 but less then we expected. We attribute this to a period of uncertainty in the market following some mergers and acquisition in our industry (such as Internet Security Systems (ISS by IBM and Reflectent Software and Orbital Data by Citrix) and due to changes in our Americas sales team that was restructured in the fourth quarter of 2006. During 2006 the portion of our sales in North America decreased to 34% of our sales, compared to 41% in 2005, which led to the reorganization at the end of the year.

Cost of Sales. Cost of sales was approximately $15.8 million in 2006, comprised of $10.3 million as cost of products sales and $5.5 million as cost of services revenue, compared with cost of sales of approximately $14.9 million in 2005 which was comprised of $9.3 million of cost of products sales and $5.6 million as cost of services revenue. Cost of products sales as a percentage of products sales was 17.9 % in 2006, compared to approximately 16.7% in 2005. As some of the products we offer have stronger performance, the manufacturing costs for these products are higher, but these higher costs are partially offset by higher sales prices charged to our customers. Cost of sales related to services revenues in 2006 was 22.9% compared to 25.7% in 2005. As a major portion of these costs are fixed costs (mainly salaries of technical personnel), the increase in sales did not translate into the same rate of costs increase. In addition, renewal service agreements require fewer resources and as the portion of the renewal support sales is increasing, the related costs are decreasing as a percentage of sales.

Research and Development Expenses. Research and development expenses were approximately $17.7 million in 2006, an increase of 36% compared with research and development expenses of approximately $13.0 million in 2005. The increase is primarily due to hiring of new R&D personnel, the increase in salary level needed to obtain high level personnel and the devaluation of the dollar against the NIS, due to the depreciation of R&D equipment purchased during 2006 and due to the increased use of subcontractors and consultants to assist with and promote certain R&D projects. Additional R&D employees were hired during 2006 in order to support the development of new platforms and products, including enhancement of our quality assurance department. All R&D salaries were paid in NIS. A material part of the increase (in an amount of $1.1 million) is also attributed to the adoption for the first time of SFAS No. 123(R) in 2006. We expect our R&D expenses to increase in 2007 due to the recruitment of additional personnel and salary increases of existing personnel.

Sales and Marketing Expenses. Sales and marketing expenses were approximately $50.1 million in 2006, an increase of 25% compared with sales and marketing expenses of approximately $40.0 million in 2005. Percentage-wise, the share of sales and marketing expenses of total revenues increased from 51.5% in 2005 to 61.6% in 2006. The increase of our sales and marketing expenses in 2006 is related to the continued investment in market acceptance of new products and our next generation APSolute product family, and investment in strengthening the sales teams in some of our offices in the U.S., Asia-Pacific and EMEA. The increase is also related to the adoption for the first time of SFAS No. 123(R) in 2006, which resulted in an additional expense of $2.5 million..We anticipate increasing sales and marketing expenses also in 2007 primarily for the purposes of (i) increasing brand awareness and market acceptance of our new products (by participation in trade shows and seminars, testing and certification of our products by leading firms in the industry and receiving top analysts coverage for our products and strategy); and (ii) strengthening our international presence (by adding sales and marketing personnel, as well as technical support personnel).

General and Administrative Expenses. General and administrative expenses were approximately $6.2 million in 2006, compared with general and administrative expenses of approximately $5.2 million in 2005. This increase is primarily due to the increase of salaries expenses which resulted from hiring of new personnel, salary adjustments, the devaluation of the U.S. dollar against the NIS (as most of the general and administrative salaries are paid in NIS) and the first adoption of SFAS No. 123(R) in 2006, which added an expense of approximately $0.8 million

Financial Income, Net. Financial income, net was approximately $7.4 million in 2006, an increase of approximately 42.3% compared with financing income, net of approximately $5.2 million in 2005. This increase is attributable to the increase in the average balance of our cash and cash equivalents, bank deposits and marketable securities during the year, before $11.1 million was invested in the buy-back of our shares, an increase in interest rates and gains from foreign currency translation differences.

Income Taxes. Income taxes were approximately a $0.4 million benefit in 2006 (in and outside Israel), compared to approximately a $0.2 million benefit in 2005. This amount derives mainly from current taxes and change in deferred taxes.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

Revenues. Sales in 2005 were approximately $77.6 million, including sales of products of $55.9 million and services revenue of $21.7 million, an increase of approximately 13% compared with total sales of approximately $68.4 million in 2004 which included sales of products of $52.2 million and services revenue of $16.2 million. The growth in sales during 2005 is primarily attributable to the expansion of our sales and marketing activities, and a slight improvement in the market environment and corporate spending, as well as an increase resulting from sales of service renewal contracts related to the a larger installed units base.

Cost of Revenues. Cost of sales was approximately $14.9 million in 2005, comprised of $9.3 million as cost of product sales and $5.6 million as cost of services revenue, compared with cost of sales of approximately $12.2 million in 2004 which was comprised of $8.1 million of cost of products sales and $4.1 million as cost of services revenue. Cost of products sales as a percentage of products sales was 16.7 % in 2005, compared to approximately 15.5% in 2004. This increase is primarily attributable to the introduction of new products as well as a different mix of products. Cost of sales related to services revenues in 2005 was 25.7% compared to 25.3% in 2004.

Research and Development Expenses. Research and development expenses were approximately $13.0 million in 2005, an increase of 26% compared with research and development expenses of approximately $10.3 million in 2004. The increase is primarily due to hiring of new R&D personnel. Additional R&D employees were hired during 2005 in order to support our Application Delivery and Network Security capabilities and development of new platforms and products, including enhancement of our quality assurance department. A small part of the increase was offset due to the decrease in the U.S. dollar cost of our salaries for our research and development staff caused by the decrease in value of the NIS against the dollar. All these salaries were paid in NIS.

Sales and Marketing Expenses. Sales and marketing expenses were approximately $40.0 million in 2005, an increase of 25% compared with sales and marketing expenses of approximately $31.9 million in 2004. Percentage-wise, the share of sales and marketing expenses of total revenues increased from 46.6% in 2004 to 51.5% in 2005. The increase of our sales and marketing expenses in 2005 is related to the increase in sales as well as the continued investment in market acceptance of new products and our next generation APSolute product family, and investment in new geographical markets, mainly in Europe and the Far East.

General and Administrative Expenses. General and administrative expenses were approximately $5.2 million in 2005, an increase of approximately 16.7% compared with general and administrative expenses of approximately $4.5 million in 2004. This increase is primarily attributable to the actions we have taken in order to improve our information systems and to professional services received in order to prepare our Company to comply with the Sarbanes-Oxley Act of 2002.

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

B.	Liquidity and Capital Resources

In our opinion, the Company’s working capital is sufficient for the Company’s present requirements. Since our inception, we have financed our operations through a combination of issuing debt and/or equity securities, including two public offerings, research and development and/or marketing grants from the Government of Israel and cash generated by operations. We raised approximately $12.9 million in two private placements, in November 1997 and June 1999. In October 1999, we raised net proceeds of approximately $56.8 million in the initial public offering of our ordinary shares. In January 2000, we raised net proceeds to the Company of approximately $59.8 million in a public offering of our ordinary shares.

Capital expenditures for the years ended December 31, 2004, 2005 and 2006 were approximately $2.4 million , $3.6 million and $5.8 million, respectively. These expenditures were mainly comprised of machinery and equipment, computers, lab equipment and testing tools and ERP systems. During 2006 we invested in purchasing and implementing a new ERP system which became operational in the beginning of 2007. Additional investments related to the implementation of the ERP system and to the purchase and implementation of additional modules are expected to take place during 2007. We may have additional capital spending consistent with possible growth in our operations, infrastructure and personnel.

Net cash provided by operating activities was approximately $7.3 million for the year ended December 31, 2006, compared with $ 13.9 million for the year ended December 31, 2005 and $15.2 million for the year ended December 31, 2004. Net cash provided by operating activities for the years 2006, 2005 and 2004 changed primarily due to the changes in our operating profit and loss in these years, mainly as a result of the increase in operating expenses - which, for example, in 2006 and in 2005 exceeded the pace of increase in sales. Net cash provided by operating activities for 2006 consisted primarily of net loss plus amortization of stock based compensation, plus depreciation and amortization, plus increase in trade payables and deferred revenues, offset by an increase in trade receivables and in inventories. Net cash provided by operating activities for the year 2005 consisted primarily of net income plus an increase in deferred revenues and other payables and accrued expenses, offset by an increase in trade receivables and inventories. Net cash provided by operating activities for 2004 consisted primarily of net income plus an increase in deferred revenues, offset by an increase in trade receivables and inventories.

Net cash used in investing activities was approximately $39.8 million for 2006, compared to net cash provided by investing activities of approximately $26.3 million for 2005, and to net cash used in investing activities of approximately $45.0 million for 2004. Cash was used in 2006 mainly for the purchase of marketable securities and also for purchase of property and equipment, and for the completion of the acquisition of V-Secure Technologies Inc., partially offset by the sale and redemption of marketable securities and bank deposits. Cash was provided in 2005 mainly from redemption of long-term bank deposits which was partially offset by the purchase of marketable securities and by the acquisition of the business of V-Secure Technologies Inc. and other property and equipment. Cash was used in 2004 mainly to purchase long-term marketable securities and for capital expenditures.

Net cash provided by financing activities was $1.6, $7.3 and $6.9 million for the years ended December 31, 2006, 2005 and 2004, respectively, generated from options exercised by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans (see “Item 6 - Directors Senior Management and Employees - Key Employee Share Incentive Plan and Employee Stock Purchase Plan”).In 2006 the amount generated from options exercises was nearly fully offset by the repurchase of our shares.

As of December 31, 2006, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities of approximately $164.1 million, as compared to approximately $164.5 million as of December 31, 2005. Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our operating expenses. Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy. We anticipate that operating activities as well as capital expenditures will demand the use of our cash resources. We believe that cash balances will provide sufficient cash resources to finance our operations and the projected expansion of our marketing and sales activities and research and development efforts for a period of no less than the next twelve months.

Related Parties

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel-Aviv is material to our operations. We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreements and confirmed that they were not different than that which could have been obtained from unaffiliated third parties. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in certain terms than might be available from unaffiliated third parties on similar issues. In the event that the transaction with members of the RAD-Bynet Group is terminated and we enter into similar transactions with unaffiliated third parties, that flexibility may not be available to us.

In addition, the Company purchases different services from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication services. In the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services.

Impact of Inflation and Currency Fluctuations

A devaluation of the U.S. dollar against the NIS and or appreciation or depreciation of the Euro to the dollar has direct influence on the US dollar cost of our operations. Most of our sales are denominated in dollars or are dollar-linked and we incur a portion of our expenses, principally salaries and related personnel expenses, in Israel - in NIS, and in Europe - in Euros. An appreciation of the NIS, or, unless offset by a devaluation of the NIS, inflation in Israel, will have a negative effect on our profitability. Conversely, devaluations of the NIS relative to the U.S. dollar at a rate in excess of the rate of inflation in Israel could have a positive effect on our profitability. In 2004 we began selling to the European Union countries in Euros instead of dollars in order to reduce the exposure to fluctuations in the Euro exchange rate. We are still exposed to the risk of an appreciation of the Euro in the event our expenses in Euros exceed our sales in Euros. In addition, if the Euro devaluates relative to the U.S. dollar and sales in Euros exceed expenses incurred in Euros, our operating profit may be negatively affected as a result of a decrease in the U.S. dollar value of our sales.

The following table presents information about the rate of inflation in Israel and the changes in the exchange rates of the U.S. dollar relative to the NIS:

Year ended December 31,	Israeli inflation rate	U.S. dollar against NIS

2002	6.5%	7.3%
2003	(1.9)%	(7.6)%
2004	1.2%	(1.6)%
2005	2.4%	6.8%
2006	(0.1)%	(8.2)%

We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel, or if there will be a revaluation of the NIS or a revaluation or devaluation of the Euro against the U.S. dollar. Because exchange rates between the NIS and the dollar and between the Euro and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations or revaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in the statement of operations.

Market Risk

We do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk, with the exception of the following: Approximately 6% of our investment portfolio is invested in a structured note with guaranteed principal and changing interest. An increase in short-term interest rates will negatively affect the income received from this note. Approximately 70% of our investment portfolio is invested in high-rated marketable securities, mainly U.S. government and agency bonds, and corporate bonds. Since these investments carry fixed interest rates, interest income over the holding period is not sensitive to changes in interest rates. We have no debt.

C.	Research and Development, Patents and License

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2006, we had 163 employees engaged primarily in research and development activities, compared to 122 employees at the end of 2005.

For a discussion regarding the benefits provided under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor - see “Item 4 - Information on the Company - Business Overview - Israeli Office of Chief Scientist”.

D.	Trend Information

For a discussion of recent market trends - see “Item 5 - Operating and Financial Review and Prospects - General - Market Trends.”

E.	Tabular Disclosure of Contractual Obligations

Our principal commitments consist of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2007 to 2010 (some with renewal options). Our future minimum payments under non-cancelable operating lease agreements at December 31, 2006, are approximately as follows:

	Payments Due By Period (US$ in thousands)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	2,735	1,606	1,069	60	-
Total contractual cash obligations	2,735	1,606	1,069	60	-

We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and California in the United States. We also lease premises for our subsidiaries’, representative offices’ and branches’ activities, in several locations in the United States, Europe and Asia Pacific. Our aggregate annual rent obligations under these leases were approximately $1,948,000 for 2006.

ITEM 6.	Directors, Senior Management and Employees

Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Christopher McCleary(1)	54	Executive Chairman of the Board of Directors
Roy Zisapel(2)	36	Chief Executive Officer, President and Director
Meir Moshe	53	Chief Financial Officer

Larry Marino	50	President, Radware Inc.
Vered Raviv-Schwarz	38	General Counsel and Secretary
Christine Aruza	39	VP Corporate Marketing

Amir Peles	35	Vice President, Chief Technology Officer
Yuval Pemper	36	Vice President, Research and Development
Yehuda Zisapel (3)	64	Director
Zohar Gilon (3)(4)(5)(6)	59	Director
Orna Berry(3)(4)(5)(6)	58	Director
Liora Katzenstein (2)(5)(6)	50	Director
Hagen Hultzsch (1)(5)	66	Director
Herbert Anderson (7)	68	Director

(1)	Term as director expires at the annual meeting of shareholders to be held in 2008.
(2)	Term as director expires at the annual meeting of shareholders to be held in 2007.
(3)	Term as director expires at the annual meeting of shareholders to be held in 2009.
(4)	External Director, as defined in the Israeli Companies Law.
(5)	Qualified as an Independent Director, as determined under the Nasdaq rules.
(6)	Serves on the Audit Committee of the Board of Directors.
(7)	Nominated until the next annual meeting and therefore is not a part of any class.

Christopher McCleary has served as our Chairman of the Board of Directors since August 2006, and as a director since February 2000. Beginning June 1, 2007, Mr. McCleary serves as our Executive Chairman. From January 2004 until May 31, 2007, Mr. McCleary was a Partner at Blue Chip Venture Company since January 2004. He was previously the founder, Chairman and CEO of Evergreen Assurance, Incorporated from January 2002 to January 2004. During the years 2001, Mr. McCleary was non-executive Chairman of USinternetworking Inc. and served as the Chairman and Chief Executive Officer of USi from January 1998 until June 2000. Prior to founding USi, he was the Chairman and Chief Executive Officer of DIGEX, Inc. from January 1996 to December 1997. From October 1990 to January 1996, Mr. McCleary served as Vice President and General Manager for Satellite Telephone Service at American Mobile Satellite Corporation, a satellite communications company. Mr. McCleary currently serves as Chairman and a director of JackBe, Inc. and chairman and a director of SaaS Capital, Inc. He also serves on the Board of The State of Maryland Venture Fund and the City of Baltimore Emerging Technology Center. Mr. McCleary has a Bachelor of General Studies from the University of Kentucky.

 Roy Zisapel, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996. Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University. Roy Zisapel is the son of Yehuda Zisapel, who is a director of the Company.

Meir Moshe has served as our Chief Financial Officer since June 1999. From June 1997 to June 1999, Mr. Moshe was Chief Financial Officer, Secretary and Treasurer of ForSoft Ltd. Mr. Moshe holds a B.Sc. in economics and accounting from Tel Aviv University and is a certified public accountant.

Larry Marino joined us in January 2006 as President of Radware, Inc. Previously, Mr. Marino held various executive positions at AT&T and has over 25 years of experience in the telecommunications industry. Mr. Marino holds a BS in Electrical Engineering from Worcester Polytechnic Institute and an M.B.A. from the University of Pennsylvania, Wharton School of Business.

Vered Raviv-Schwarz has served as our General Counsel since July 2000. From May 1995 to June 2000, Mrs. Raviv-Schwarz was an Associate at the law firm of M. Seligman & Co. Mrs. Raviv-Schwarz has LL.B. and LL.M. degrees from Tel Aviv University.

Christine D. Aruza has served as our Vice President of Corporate Marketing since January 2007. From June 2006 to December 2006, Ms. Aruza served as our Director of Corporate Communications. Prior to joining Radware, Ms. Aruza had her own marketing consultancy from January 2005 - June 2006 and was SVP of Marketing at Enamics, Inc. from November 2002 to January 2005. During her career, she has also held management positions in sales, marketing and business development with companies ranging from fast-growth start-ups to the Fortune 50 (Hewlett-Packard). Ms. Aruza is a 2004 CMO Council inductee and graduated magna cum laude with a B.A. in liberal arts & sciences from the University of Florida.

Amir Peles has served as our Vice President, Chief Technology Officer since April 2000. From July 1997 through March 2000, Mr. Peles served as our Vice President of Research and Development since July 1997. From July 1996 to July 1997, Mr. Peles was a senior team leader at Amdocs Corporation. Mr. Peles has a B.Sc. degree in computer science, statistics and operations research from Tel Aviv University.

Yuval Pemper has served as Radware’s Vice President of R&D since July 2006. Mr. Pemper joined Radware in November 2001 and previously served as CertainT 100 Development Team Leader, Application Infrastructure Development Group Leader and Director of Hardware and Software Infrastructure. Prior to his tenure at Radware, Mr. Pemper worked for various startups and for Comverse Network Systems. He is a graduate of the Israeli military’s prestigious Talpiyot program and served as a research and development officer in the Israeli Navy for 5 years between 1991 and 1996. Mr. Pemper holds a B.Sc. cum laude in physics and mathematics from the Hebrew University, Jerusalem, and a M.Sc. cum laude in electrical engineering, physical electronics from Tel Aviv University.

Yehuda Zisapel, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors until August 2006. In addition, Mr. Zisapel serves as a director of Radware Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel, Chairman of the Board of Directors of RIT Technologies Ltd., and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and an M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University. Yehuda Zisapel is the father of Roy Zisapel director, President and Chief Executive Officer of the Company.

Prof. Liora Katzenstein has served as a director since January 2001. In 1996 Prof. Katzenstein founded and has since served as President of ISEMI - Israel School of Entrepreneurial Management and Innovation (Part of Swinburne University of Technology’s (Australia) Graduate School of Entrepreneurship). Prof. Katzenstein also lectured in Business Administration at the Harvard Business School, Tel Aviv University, Nanyang Technological University (Singapore), the Technion, Israel Institute of Technology and in the Israeli Management Center. From 1995 to 1996, Prof. Katzenstein was an Associate Dean at TISOM - Tel Aviv International School of Business, and from 1992 to 1995 she was a Senior Lecturer at the Tel Aviv University Recanati Graduate School of Business Administration. Prof. Katzenstein also serves as a director in RiT Technologies Ltd., Polysac Ltd., Palafric Investments Ltd., Clal Insurance Company and Degem Systems Ltd. Prof. Katzenstein has a ‘License’ and a Ph.D. in International Economics from the Graduate Institute of International Studies, University of Geneva, and an MALD in Law and Diplomacy from the Fletcher School of Law and Diplomacy, Tufts University.

Dr. Hagen Hultzsch has served as a director since January, 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. Dr. Hultzsch serves as a Board Member of the following companies: TranSwitch Corporation Inc., SCM-Microsystems Inc. and RIT Ltd. and he is a member of the advisory boards of several private and public technology companies. Dr. Hultzsch holds a PhD. from Mainz University.

Zohar Gilon has served as a director since October 2006. Mr. Gilon serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the United States. From 1993 until 1995, Mr. Gilon served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad. Currently, Mr. Gilon serves as a director of the following companies: RADCom Ltd., Orsense Ltd., Wisair Ltd., Oberon Media Inc., Axerra Networks, Inc., Syncho Ltd., PayoneerInc. and RADVentures, an investment fund for RAD Data Communications employees. Mr. Gilon holds a B.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. degree from Tel Aviv University.

Dr. Orna Berry has served as a director since October 2006. Dr Berry has been a Venture Partner in Gemini Israel funds since  August 2000. Since December 2005, she has served as the Chairperson of Prime Sense Ltd., and since January 2005, as the Chairperson of Adamind Ltd., a UK public company. Dr. Berry is a member of the European Union Research Advisory Board (EURAB) and a member of the Association of Computing Machines’ (ACM) task force on job migration and globalization (TFJM). From 1997 to 2000 she acted as Chief Scientist and Director of the Industrial R&D Administration of the Ministry of Industry, Trade and Labor of the Government of Israel. In 1993 she co-founded ORNET Data Communication Technologies Ltd. and served as co-president of ORNET until 1997. Dr. Berry holds a Ph.D. in computer science from the University of Southern California, and M.A. and B.A. degrees in statistics and mathematics from Tel Aviv University and Haifa University, respectively. Currently, she serves as a director of the following companies:  Aladdin Knowledge Systems Ltd., Poalim Capital Markets, Mer Telemanagement Solutions Ltd., Commtouch Software Ltd and Prime Sense Ltd.

Herbert Anderson was nominated to He will be considered for election for a three year period at the Company’s annual meeting expected to be held in July 2007. our Board of Directors in January 2007. Mr. Anderson served as Corporate Vice President of Northrop Grumman Corporation and President of Northrop Grumman Information Technology until his retirement in 2004. Mr. Anderson first joined Northrop in 1984 as Vice President of Information Resources Management for the company's former B-2 division, after holding senior management positions with the Western Gear, McGraw-Edison and Eaton corporations. Mr. Anderson is a former member of the President's National Security Telecommunications Advisory Committee and of the Secretary of the Air Force Advisory Group, and a former board member of the Professional Services Council and the United Services Organization. Mr. Anderson currently serves on the Board of CACI, International. Mr. Andersen holds a B.Sc. degree in business management from the University of Wisconsin.

Except as described above, there are no family relationships between any of the directors or members of senior management named above.

Under Nasdaq requirements, commencing July 31, 2005, a majority of the members of our Board of Directors are required to be “independent,” as defined thereunder. We currently satisfy this requirement as Mr. Zohar Gilon, Dr. Orna Berry, Prof. Liora Katzenstein, Mr. Herbert Anderson and Dr. Hagen Hultzsch, i.e., five out of our eight directors, qualify as independent directors under such Nasdaq rules.

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

The following table sets forth all compensation we paid with respect to all of our directors and officers as a group for the year ended December 31, 2006. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All directors and officers as a group, consisting of 14 persons	$1,532,000	$130,000

As of June 3, 2007, our directors and officers as a group, consisting of 14 persons, held options to purchase an aggregate of 1,181,500 ordinary shares. Beginning January 2006, our non-employee directors are entitled to the following compensation: (a) an annual fee of $20,000; and (b) a grant of options under our stock option plans to purchase 10,000 ordinary shares for each year in which such non-employee director holds office. The options will be granted for three (3) years in advance, and therefore every director will receive an initial grant of options to purchase 30,000 ordinary shares, which shall vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on such date. The grant will be made on the date of the director’s election, and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director); (c) a special attendance fee of $3,000 for the director’s attendance (in person) at a meeting of the Board of Directors held outside his/her country of residence; and (d) an annual fee of $5,000 for each director who presides as a chairman of any committee of the Board of Directors.

The above compensation policy was approved by our Compensation Committee, Board of Directors, Audit Committee and shareholders.

During 2006, we granted to our directors and officers options to purchase 240,500 ordinary shares, in the aggregate, at a weighted average exercise price of $15.64. The options expire sixty-two months after grant.

Chief Executive Officer Compensation

On October 4, 2006 our shareholders approved the increase of the Chief Executive Officer’s compensation, entitling him to a base salary in NIS equivalent to $200,000 per annum and, effective as of the year 2007, an annual bonus of up to $100,000, subject to achievement of certain milestones to be determined by the Compensation Committee and approved by the Audit Committee and the Board of Directors before the beginning of each year. The Compensation Committee determined the following milestones for the year 2007 - 75% of the bonus will be based on achievement of the target revenue. 25% will be based on the earnings per share (with $750 being paid for each 1 cent of earnings per share), but will be paid only if the annual revenue target is met.

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

Our articles of association provide for a Board of Directors of not less than five and not more than nine directors. Currently, our board consists of eight directors, including the external directors (as described below). In accordance with current Nasdaq requirements, nominees for election as directors are approved and recommended to the Board of Directors by a decision of a majority of our independent directors. Under the Companies Law, our Board of Directors is required to determine the minimum number of directors having accounting and financial expertise, as defined in regulations promulgated under the Companies Law, that our Board of Directors should have. In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that Zohar Gilon has such expertise.

Since our ordinary shares are listed for quotation on the Nasdaq Global Market, we are subject to the rules of the Nasdaq applicable to listed companies. In addition, since we are incorporated as an Israeli company, we are subject to the provisions of the Israeli Companies Law and the regulations adopted thereunder.

Staggered Board

In accordance with the terms of our articles of association, our Board of Directors (other than our external directors) is divided into three classes with each class serving until the third annual meeting following their election as follows:

Class*	Term expiring at the annual meeting for the year	Directors
Class I	2009	Yehuda Zisapel
Class II	2007	Roy Zisapel and Prof. Liora Katzenstein
Class III	2008	Christopher McCleary, Hagen Hultzsch

Mr. Herbert Anderson was nominated by the Board of Directors until the next annual meeting of shareholders.

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

The above classification does not apply to Mr. Zohar Gilon and Dr. Orna Berry, who were appointed as external directors whose term of appointment ends in 2009.

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors. External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director if the person or such person’s relative, partner, employer or any entity under the person’s control has, as of the person’s appointment to serve as an external director, or had during the two years preceding that date, any affiliation with:

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

The initial term of an external director is three years and may be extended for one additional three year term. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. External directors may be removed from office only by the vote of the same percentage of shareholders as is required for their election, or by a court only if they cease to meet the statutory qualifications for appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, except for the Audit Committee which is required to include all the external directors.

Currently, Mr.Zohar Gilon and Dr. Orna Berry qualify as external directors under the Companies Law and were elected by the general shareholders meeting held in October 2006, to serve as our external directors for a three-year term ending October 2009.

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

Board Meetings

Our Board of Directors met 8 times during 2006 and all directors attended at least 75% of all Board meetings.

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

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq Global Market and we are subject to the rules of the Nasdaq applicable to listed companies. Under the Nasdaq rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The members of the Audit Committee, Mr. Zohar Gilon, Dr. Orna Berry and Prof. Liora Katzenstein qualify as independent directors under the current Nasdaq listing requirements. The Board of Directors has determined that each Audit Committee memberis “financially literate” as such term is defined by the Nasdaq rules and that Mr. Zohar Gilon is an “audit committee financial expert” within the meaning of the current rules of the Securities and Exchange Commission. In accordance with Nasdaq listing requirements, the Audit Committee has adopted a charter, which sets forth the Committee’s responsibilities.

The Audit Committee assists the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors. The Audit Committee also has the sole authority and responsibility to select, evaluate and, where appropriate, recommend to replace the independent auditors (or to nominate the independent auditors subject to shareholder approval) and to pre-approve audit engagement fees and all permitted non-audit services and fees.

The Audit Committee met 5 times during fiscal year 2006 and all members attended at least 75% of all Audit Committee meetings.

Israeli Companies Law Requirements

Under the Companies Law, our Board of Directors is required to appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding:

•	the chairman of the Board of Directors;

•	a controlling shareholder or a relative of a controlling shareholder; and

•	any director employed by the Company or who provides services to the Company on a regular basis.

In accordance with the Companies Law, the duty of our Audit Committee is, in addition to the requirements imposed by Nasdaq rules (1) to identify irregularities in the business management of the Company, including in consultation with the internal auditor and/or the Company's independent accountants, and to recommend remedial measures to the Board of Directors; and (2) to review, and, where appropriate, approve certain interested party transactions specified under the Companies Law, as more fully described below.

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

Compensation Committee

Our compensation committee consists of two our independent directors, Dr. Hagen Hultzsch and Dr. Orna Berry. This committee was created in 1999 as the Share Incentive Committee and was renamed the Compensation Committee in 2004. The Compensation Committee met 5 times during fiscal year 2006 and all members attended at least 75% of the meetings. On March 8, 2005, our compensation committee adopted a charter, which sets forth the committee’s responsibilities. Pursuant to the charter, the compensation committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue options under our stock option plans. The Compensation Committee specifically approves and reviews, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s executive officers and non-employee directors.

Nomination of Directors

Our Independent directors consider and vote upon nominations to our Board of Directors.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the Company's conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may be an employee of the Company but may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the Company's independent accountant or its representative. Mrs. Sharon Vitkovski-Tabib, CPA, of BDO Ziv Haft, CPAs, is our internal auditor.

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	Information regarding the advisability of a given action submitted for his approval or performed by him or her by virtue of his or her position; and

•	All other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	Refrain from any conflict of interest between the performance of his/her duties in the Company and the performance of his other duties or his personal affairs;

•	Refrain from any activity that is competitive with the Company;

•	Refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	Disclose to the company any information or documents relating to the Company's affairs which the office holder has received due to his/her position as an office holder.

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

Shareholders generally have the right to examine any document in a company's possession pertaining to any matter that requires shareholder approval.

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

As of December 31, 2006, we had 475 employees worldwide, of whom 229 were based in Israel, 96 were based in the United States and 150 were based in our other subsidiaries and offices. Of these 475 employees, 163 were employed in research and development, 237 were employed in sales, technical support, business development and marketing, and 75 were employed in management, operations and administration. As of December 31, 2005, we had 432 employees worldwide, of whom 191 were based in Israel, 118 were based in the United States and 123 were based in our other subsidiaries and offices, and as of December 31, 2004, we had 361 employees worldwide, of whom 160 were based in Israel, 100 were based in the United States and 101 were based in our other subsidiaries and offices.

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

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of June 3, 2007. The percentage of outstanding ordinary shares is based on 19,455,532 ordinary shares outstanding as of June 3, 2007.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel	2,645,727(1)	13.57%
Roy Zisapel	1,028,841 (2)	5.18%
Meir Moshe	296,165(3)	1.51%
All directors and executive officers as a group (14 persons) (4)(5)	4,103,324	20.27%

(1)	Consists of 2,605,727 shares and 40,000 options which are fully vested at the date of this Annual Report.

(2)
Consists of 628,841 shares and 400,000 options which are fully vested or will be vested in the 60 days following the date of this Annual Report. In addition to the position stated in the table, Mr. Roy Zisapel is the beneficiary of a trust that, as of May 2006, the date on which the trust was established by him, held 229,142 ordinary shares. The trust is irrevocable and is scheduled to expire in May 2008. Mr. Zisapel does not control the trust and has limited access to information concerning activities and holdings of the trust. He disclaims beneficial ownership of the shares held in the trust.

(3)	Consists of 86,165 shares and 210,000 options which are fully vested or which will be fully vested within the next 60 days.

(4)	Consists of 3,322,324 shares and 781,000 options which are fully vested or which will be fully vested within the next 60 days.

(5)
Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options held by each such party, and which are vested or shall become vested within 60 days of the date of this Annual Report) and have therefore not been separately disclosed.

Nasdaq Listing Standards

Our Ordinary Shares are currently listed on the Nasdaq Global Market and are thereby subject to the rules and regulations established by Nasdaq and applicable to listed companies. Rule 4350 of the NASDAQ Marketplace Rules imposes various corporate governance requirements on listed securities. Section (a)(1) of Rule 4350 provides that foreign private issuers are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, foreign private issuers may comply with the laws of their home jurisdiction in lieu of the requirements of such sections of Rule 4350.

We have chosen to follow the rules of our home jurisdiction, the Israeli Companies Law, in lieu of the requirement of Section 4350(i)(1)(A) relating to the solicitation of shareholder approval prior to the issuance of designated securities when a stock option or purchase plan is to be established or materially amended. This requirement of Rule 4350 is not required under the Israeli Companies Law.

Key Employee Share Incentive Plan

In June 1997, we adopted our Key Employee Share Incentive Plan. Options granted pursuant to our share option plan are for a term of sixty-two months from the date of the grant of the option. As of December 31, 2006, 8,087,071 ordinary shares have been reserved for option grants under the plan, of which we have granted options to purchase 7,391,802 ordinary shares, at a weighted average exercise price of $11.04 per ordinary share. The amount of reserved shares includes an increase of the number of shares reserved under the plan in an amount of 3% of our issued and outstanding stock approved by the Board of Directors meeting held on July 13, 2006. We intend to grant further options under our share option plan to our executive officers and employees. In light of the new accounting standard SFAS No. 123(R), however, we may amend our option plan, reduce the number of options granted to the employees or suggest alternative compensation schemes.

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

In order to comply with the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which was amended in January 2003, on March 5, 2003, our Board of Directors adopted an addendum to our share option plan with respect to options granted on or after January 1, 2003 to grantees who are residents of Israel. This addendum does not add to nor modify our share option plan in respect to grantees that are not residents of Israel.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 3, 2007, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission. The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,645,727	13.57%
Roy Zisapel (2)	1,028,841	5.18%
P.A.W. Capital Corp.(3)	1,011,400	5.12%
FMR Corp. (4)	1,637,300	8.42%

(1) Includes 295,000 ordinary shares owned of record by Carm-AD Ltd., an Israeli company, which is controlled by Yehuda Zisapel, and 40,000 options which are fully vested at the date of this Annual Report.

(2) Includes 628, 841 shares and 400,000 options which are fully vested or will be vested in the 60 days following the date of this Annual Report. In addition to the position stated in the table, Mr. Roy Zisapel is the beneficiary of a trust that, as of May 2006, the date on which the trust was established by him, held 229,142 ordinary shares. The trust is irrevocable and is scheduled to expire in May 2008. Mr. Zisapel does not control the trust and has limited access to information concerning activities and holdings of the trust. He disclaims beneficial ownership of the shares held in the trust.

(3) Includes 1,000,400 shares beneficially owned by P.A.W., Capital Corp., a Delaware corporation, and Peter W. Write, President of P.A.W. Capital Corp.

(4) Includes shares beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., as a result of acting as an investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940, shares beneficially owned by Fidelity Management Trust Company, a wholly owned subsidiary of FMR Corp., and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as a result of its serving as an investment manager of institutional accounts, and shares are held by Fidelity International Limited, an investment advisor to various investment companies, and various foreign-based subsidiaries. This information is based on FMR’s notification to the Company’s secretary dated April 26, 2007.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of May 31, 2007, there were 44 holders of record of our ordinary shares, of which 22 record holders, holding approximately 14% of our ordinary shares, had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside.

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

Services and Equipment Furnished by members of the RAD-Bynet Group

Some companies which are also members of the RAD-Bynet Group provide us with marketing, administrative and network management services, and we reimburse each for its costs in providing such services. The aggregate amount of the reimbursements to such companies amounted to approximately $441,000 in 2006. During 2006 we purchased from members of the RAD-Bynet Group computer and testing equipment in the amount of $939,000.

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from two private companies owned by Messrs. Zohar Zisapel and Yehuda Zisapel. The facilities are located in a five-story building in Tel Aviv, Israel, and consist of approximately 48,420 square feet, plus storage and parking space. The monthly rent amounts to approximately $38,240. The lease expires in October 2007. We also lease from the same affiliated companies office space in a nearby location of which approximately 2,590 square feet for monthly rent of $2,892. We entered into an agreement with RAD Data Communications, Inc., a Company controlled by Yehuda and Zohar Zisapel, pursuant to which we will lease approximately 12,382 square feet in Mahwah, New Jersey, consisting of 8,121 square feet of office space and 4,261 square feet of warehouse space, in consideration for monthly rent of approximately $17,000 (including taxes, electricity and management fees). The lease expires on April 20, 2010.

Distribution Agreement

Bynet Data Communications Ltd., a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis. We have a written distributor agreement with Bynet Data Communications Ltd., according to which we provide them with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet Data Communications amounted to $3,656,000  during 2006.

Compensation of Chief Executive Officer

See discussion in Item 6 “Directors, Senior Management and Employees - Directors and Senior Management”.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Statements and other Financial Information

See “Item 18 - Financial Statements”.

A.7.	Legal Proceedings

In December 2001, we, our Chairman Yehuda Zisapel, our President, Chief Executive Officer and Director Roy Zisapel and our Chief Financial Officer Meir Moshe (the “Individual Defendants”) and several underwriters in the syndicates for our September 30, 1999 initial public offering and January 24, 2000 secondary offering, were named as defendants in a class action complaint alleging violations of the federal securities laws in the United States District Court, Southern District of New York. The complaint seeks unspecified damages as a result of alleged violations of Section 11 of the Securities Act of 1933 against all the defendants and Section 15 of the Securities Act of 1933 against the Individual Defendants arising from activities purportedly engaged in by the underwriters in connection with our initial public offering and secondary offering. Plaintiffs allege that the underwriter defendants agreed to allocate stock in the Company's initial public offering and secondary offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. An amended complaint filed on April 19, 2002, which is now the operative complaint, added a claim under Section 10(b) of the Securities Exchange Act of 1934 against the Company and a claim under Section 20(a) of the Securities Exchange Act of 1934 against the Individual Defendants. Plaintiffs allege that the Prospectuses for the Company's initial public offering and secondary offering were false and misleading because they did not disclose these arrangements. The action is being coordinated with approximately three hundred other nearly identical actions filed against other companies before one judge in the U.S. District Court for the Southern District of New York. A motion to dismiss addressing issues common to the companies and individuals who have been sued in these actions was filed on July 15, 2002. On October 9, 2002, the Court dismissed the Individual Defendants from the case without prejudice based upon Stipulations of Dismissal filed by the plaintiffs and the Individual Defendants. This dismissal disposed of the Section 15 and 20(a) control person claims without prejudice, since these claims were asserted only against the Individual Defendants.  On February 19, 2003, the Court denied the motion to dismiss with respect to the Company.  On October 13, 2004, the Court certified a class in six of the approximately 300 other nearly identical actions and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. The underwriter defendants appealed the decision and the Second Circuit vacated the district court’s decision granting class certification in those six cases on December 5, 2006. Plaintiffs filed a petition for rehearing. On April 6, 2007, the Second Circuit denied the petition, but noted that the plaintiffs could ask the district court to certify a more narrow class than the one that was rejected. Plaintiffs have not yet moved to certify a class in the Radware case.

Prior to the Second Circuit’s December 5, 2006 ruling, the Company approved a settlement agreement and related agreements which set forth the terms of a settlement between the Company, the Individual Defendants, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. These agreements were submitted to the Court for approval. The settlement would have provided, among other things, a release of the Company and the Individual Defendants for the conduct alleged to be wrongful in the complaint in exchange for a guarantee from the Company’s insurers regarding recovery from the underwriter defendants and other consideration from the Company regarding its underwriters. In light of the Second Circuit opinion, liaison counsel for the issuers informed the district court that the settlement cannot be approved because the defined settlement class, like the litigation class, cannot be certified. We cannot predict whether we will be able to negotiate a settlement that complies with the Second Circuit’s mandate. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter. If the Company is found liable, we are unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than the Company’s insurance coverage, and whether such damages would have a material impact on our results of operations, cash flows or financial condition in any future period.

The Company’s French subsidiary, Radware France, is a party to two separate litigation proceedings before the Boulogne-Billancourt Employment Tribunal, brought against the subsidiary by two of its former employees claiming damages in connection with their dismissal. The hearings with respect to these matters are scheduled for January 10, 2008 and April 3, 2008, respectively. At this stage without receiving all file submissions we cannot asses the outcome or the risks associated with these two matters but in any event we do not expect them to have a material affect on the Company.

From time to time, we are involved in routine trade litigation. We are not subject to any additional material legal proceedings.

Dividend Distribution Policy

We have never paid and do not intend to pay cash dividends on our ordinary shares in the foreseeable future. Our earnings and other cash resources will be used to continue the development and expansion of our business. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions.

B.	Significant Changes

Except as otherwise disclosed in this annual report, we are not aware of any significant changes since the date of the audited consolidated financial statements included in this annual report.

ITEM 9.	The Listing

A.	Listing Details

Our ordinary shares have been listed for quotation on the Nasdaq Global Market as of September 30, 1999, and, since May 12, 2004 on the Tel Aviv Stock Exchange, or TASE, both under the symbol “RDWR”.

The following table sets forth the high and low closing price for our ordinary shares as reported by the Nasdaq Global Market and TASE for the periods indicated:

Annual High and Low	Nasdaq Global Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2002	$12.95	$6.5	--	--
2003	$28.54	$7.97	--	--
2004	$32.42	$14.94	NIS118.00	NIS 69.60

Quarterly High and Low
2005
First Quarter	$26.56	$22.24	NIS 115.00	NIS 98.07
Second Quarter	$24.65	$18.08	NIS 108.90	NIS 82.97
Third Quarter	$19.49	$15.19	NIS 90.27	NIS 67.93
Fourth Quarter	$19.43	$17.03	NIS 89.41	NIS 79.29
ANNUAL	$26.56	$15.19	NIS 115.00	NIS 67.93
2006
First Quarter	$21.49	$17.63	NIS 101.10	NIS 84.49
Second Quarter	$16.60	$12.84	NIS 82.22	NIS 58.21
Third Quarter	$14.40	$11.44	NIS 63.00	NIS 50.43
Fourth Quarter	$16.14	$13.60	NIS 67.13	NIS 59.13
ANNUAL	$21.49	$11.44	NIS 101.10	NIS 50.43

Most recent six months

2007
June*	$13.35	$13.29	NIS 54.81	NIS 53.97
May	$13.30	$12.31	NIS 54.05	NIS 49.73
April	$13.11	$12.87	NIS 56.64	NIS 51.71
March	$14.45	$13.46	NIS 61.76	NIS 56.63
February	$14.63	$13.00	NIS 61.53	NIS 55.24
January	$15.62	$12.84	NIS 67.97	NIS 55.30
2006
December	$16.14	$15.35	NIS 67.13	NIS 63.64
*Through June 4, 2007

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed for quotation on the Nasdaq Global Market under the symbol “RDWR” and on the Tel Aviv Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Dividend and Liquidation Rights

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher. Our Board of Directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, and provided further that our shareholders approved the final dividend declared by the Board of Directors, in an amount not to exceed the Board of Directors’ recommendation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings. This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

Board of Directors

According to the Companies Law and our articles of association, the management of our business is vested in our Board of Directors. Our articles of association provide that the Board of Directors shall consist of not less than five and not more than nine directors as shall be determined by our shareholders. (in October 2006 our shareholders fixed the maximum size of our Board of Directors at nine members.) In accordance with our articles of association, our Board of Directors (other than our external directors) is divided into three classes with each class serving until the third annual meeting following their election, as more fully described in “Item 6- Directors, Senior Management and Employees - Board Practices - Staggered Board.”There is no requirement under our articles or Israeli law for directors to retire on attaining a specific age. Our articles do not require directors to hold our ordinary shares to qualify for election.

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

Exculpation, Insurance and Indemnification

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so. Our articles of association allow us to exempt our office holders to the maximum extent permitted by law.
Insurance of Office Holders

Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders, with respect to an act performed in the capacity of an office holder for:

•	A breach of his or her duty of care to us or to another person;

•	A breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests; or

•	A financial liability imposed upon him or her in favor of another person.

Exculpation and Indemnification of Office Holders

Under the Companies Law, we may indemnify any of our office holders against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

•
A financial liability incurred by, or imposed on him or her in favor of another person by a court judgment, including a settlement or an arbitration award approved by the court. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our Board of Directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our Board of Directors determines to be reasonable under the circumstances;

•
Reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or her or the imposition of any financial liability in lieu of criminal proceedings other than with respect to a criminal offense that does not require proof of criminal intent; and

•
Reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him or her by a court in connection with proceedings we institute against him or her or instituted on our behalf or by another person, a criminal indictment from which he or she was acquitted, or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of criminal intent.

Limitations on Insurance and Indemnification

The Companies Law provides that a company may not indemnify an office holder, or enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

•
A breach by the office holder of his or her duty of loyalty unless, with respect to indemnification or insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	A breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly unless the breach was done negligently;

•	Any act or omission done with the intent to derive an illegal personal benefit; or

•	Any fine levied against the office holder.

In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our Audit Committee and our Board of Directors and, if the beneficiary is a director, by our shareholders.

We currently hold directors and officers liability insurance for the benefit of our office holders. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders (See Exhibit 4.4 of our amended annual report on Form 20-F/A for the year ending December 31, 2005 filed with the Securities and Exchange Commission on July 6, 2006, for the form of such letter.)

C.	Material Contracts

On April 25, 2007 we entered into an agreement and plan of merger with Covelight, pursuant to which we purchased Covelight for a consideration of up to $16 million, consisting of $7.5 million paid at closing and up to $8.5 million to be paid in 12 months from closing based on achieving certain sales revenues from the sales of Covelight products, with the maximum amount of $8.5 million being paid if the sales of Covelight’s products during the 12 months ending on March 31, 2008 are no less than $8 million. The agreement included representations, warranties and indemnification obligations of Covelight’s shareholders with respect to Covelight’s financial statements, employees, material agreements, intellectual property and additional business parameters.

For a summary of additional material contracts, see “Item 5 - Operating and Financial Review and Prospects - General - Business Combinations” and “Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Lease of Property”.

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

E.	Taxation

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Considerations

The following is a summary of the current tax structure applicable to companies incorporated in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the Israel tax authorities or courts. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 31% for the 2006 tax year. . Following an amendment to the Tax Ordinance), which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: in 2007 - 29%, in 2008 - 27%, in 2009 - 26% and in 2010 and thereafter - 25%. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The law before the amendment of 2005

The Law for the Encouragement of Capital Investments, 1959, as in effect prior to April 1, 2005 (the “Investments Law”), provided that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. The Investment Center based its decision as to whether or not to approve an application, among other things, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.

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

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income (after the commencement of production), and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier (the “Years Limitation”).

A company may elect to receive an alternative package of benefits. Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. The Years Limitation does not apply to the exemption period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter. The company must withhold this tax at source.

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

The current benefits for an approved enterprise program in Jerusalem provide that income derived from the approved enterprise program allocated to the approved enterprise in Jerusalem is tax exempt for ten years commencing with the year in which the approved enterprise first generates taxable income and will be taxed at a reduced company tax rate of up to 25% (rather than the regular corporate tax rate) in the following years.

The current benefits for an approved enterprise program in Tel Aviv provide that income derived from the approved enterprise program and allocated to our Tel Aviv facility will be tax exempt for a period of two years and will be subject to a reduced tax rate, depending on the level of foreign investment, for an additional period of five to eight years.

As mentioned above, the Investment Center’s approval is for establishing an approved enterprise program in both Tel Aviv and Jerusalem. The approval provides for the allocation of tax benefits between our facilities in Tel Aviv and Jerusalem such that the income derived from the approved enterprise program shall be allocated pro-rata between the aforementioned facilities based on the expenses borne by each facility. However, since all our manufacturing and part of our research and development facilities are located in Jerusalem, the Investment Center determined the method of allocation of tax benefits between our facilities in Jerusalem and Tel Aviv as follows: The method of allocation of the tax benefits between our facilities in Tel Aviv and Jerusalem will be based on the number of research and development employees in each of the facilities, provided, however that the average salary for such employees in our Jerusalem facility will not be less than 85% of the average salary of such employees in our Tel Aviv facility. In the years that such condition is not fulfilled, the method of allocation will be as follows: (i) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the number of employees engaged in research and development or manufacturing activities in each facility; and (ii) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the salaries paid to the employees engaged in research and development or manufacturing activities in each facility. The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level.See “Item 3 - Key Information - Risks Related to Operations In Israel.”

In 2004, the Company began to utilize the above mentioned tax benefits, and they are scheduled to gradually expire through 2013. As of December 31, 2006, retained earnings included approximately $25,000,000 in tax-exempt income earned by the Company’s ”Approved Enterprise”. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s ”Approved Enterprise”.

If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% - 25%) and an income tax liability of up to $6,250,000 would be incurred.

Income from sources other than the “Approved Enterprise” will be subject to the tax at the regular rate.

During 2004, the Company's production facilities in Israel (Tel Aviv and Jerusalem) were granted an expansion program to its Approved Enterprise status by the Investment Center. The Company applied for an amendment to this expansion program, according to which it requested an enlargement to this expansion program, neutralization of certain assets and an approval that the benefits period from such expansion program will commence in 2006. The Investment Center granted temporary approval for the year 2006.

The 2005 Amendment to the Investments Law

An amendment to the Investments Law, which was published on April 1, 2005 (the “Amendment”), has changed certain provisions of the Law. As a result of the Amendment, a company is no longer obliged to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore generally there is no need to apply to the Investment Center for this purpose. (Approved Enterprise status remains mandatory for companies seeking grants.) Rather, the Company may claim the tax benefits offered by the Investments Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Benefited Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Benefited Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise (the ”Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

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

The Amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are retroactive from 2003.

The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investments Law as they were on the date of such approval.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

•	Deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

•	Accelerated depreciation rates on equipment and buildings; and

•	Deductions over a three-year period of expenses involved with the issuance and listing of shares on a stock market.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, of 1985, or the Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar. We have submitted a request to the Israeli tax authorities to extend the effect of the above regulations on our company for 2006.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

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

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the rate of 20%, or 25% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, dividends not generated by an Approved Enterprise (or Benefited Enterprise) paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15% under the U.S.-Israel Tax Treaty.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above “The 2005 Amendment to the Investments Law — Capital Gains Tax on Sales of Our Ordinary Shares.”

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

This discussion considers only U.S. Holders that will own their ordinary shares as capital assets and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares. Material aspects of U.S. federal income taxation relevant to a holder of our ordinary shares that is not a U.S. Holder (a “Non-U.S. Holder”) are also discussed below.

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

•Hold their shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•Acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•Are, or hold their shares through, partnerships or other pass-through entities;

•Own directly, indirectly or by attribution at least 10% of our voting power; or

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

Dividends that are received by non-corporate U.S. Holders will be taxed at the rate applicable to long-term capital gains (a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2010, unless further extended by Congress. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any Israeli taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received regardless of whether the foreign currency is converted into U.S. dollars. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after the date of receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders will have the option of claiming the amount of any Israeli income taxes withheld at source either as a deduction from gross income or as a dollar-for-dollar credit against their United States federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the Israeli income taxes withheld, but such amount may be claimed as a credit against the individual’s United States federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. holder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the United States federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits will be foreign source passive income for United States foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of our ordinary shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of our ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of our ordinary shares and subsequently converts the foreign currency into U.S. dollars or disposes of such foreign currency, will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

As indicated above, we will be a PFIC for any tax year if the average percentage (by value) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The Internal Revenue Service and the courts, however, have accepted other valuation methods in certain valuation contexts.  For our 2006 tax year, we have received advice from our tax and valuation consultants to the effect that, based on certain valuation methodologies, the average percentage in 2006 of our passive assets to the fair market value of our total assets was less than 50%.  Based on this advice, we reasonably believe that we should not be a PFIC for our tax year ended December 31, 2006.  However, there can be no assurance that the Internal Revenue Service will not challenge this treatment.

It is possible that the Internal Revenue Service will attempt to treat us as a PFIC for 2006 or prior years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in 2007 or in subsequent years.

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

•
The Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met; or

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Such materials are also available free of charge at the website of the Securities and Exchange Commission at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. As of December 31, 2006, we did not own any market risk sensitive instruments, except for the following: Approximately 6% of our investment portfolio is invested in a structured note with guaranteed principal and changing interest. An increase in short-term interest rates will negatively affect the income received from this note. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks.

Approximately 70% of our investment portfolio is invested in high-rated marketable securities, mainly U.S. government and agency bonds and corporate bonds. Since these investments carry fixed interest rates, interest income over the holding period is not sensitive to changes in interest rates.

ITEM 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Averages and Delinquencies

Not applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

The effective date of the registration statement (Commission File Number 333-10752) for our initial public offering of our ordinary shares, NIS 0.1 par value, was September 29, 1999. The offering commenced on October 5, 1999, and terminated after the sale of all the securities registered. The managing underwriter of the offering was Salomon Smith Barney. We registered 4,025,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters' over-allotment option. Of such shares, we sold 3,500,000 ordinary shares at an aggregate offering price of $63.0 million ($18.00 per share) and certain selling shareholders sold an aggregate of 525,000 ordinary shares at an aggregate offering price of $9.45 million ($18.00 per share). Under the terms of the offering, we incurred underwriting discounts of $4.41 million. We also incurred estimated expenses of $1.82 million in connection with the offering. None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owing ten percent or more of any class of our equity securities, or any of our affiliates. The net proceeds that we received as a result of the offering were approximately $56.8 million. None of the use of proceeds consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning ten percent or more of any class of our equity securities, or any of our affiliates.

In January 2000, we raised net proceeds of approximately $60.0 million in a public offering of our ordinary shares.

The net proceeds of the two offerings are kept in short-term and long-term bank deposits and in marketable securities.

ITEM 15.	Controls and Procedures

a.	Disclosure Controls and Procedures

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2006. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s management, including the Company’s chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

b.	Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management, under the supervision of our chief executive officer and our chief financial officer, is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company. Based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework, which was issued by the Committee of Sponsoring Organizations of the Treadway Commission, management has assessed the Company’s internal control over financial reporting as effective as of December 31, 2006.

c.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s registered public accounting assessing our internal control over financial reporting. The Company’s management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only the management’s report in this annual report.

d.	Changes In Internal Control Over Financial Reporting

No changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the year ended December 31, 2006, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Zohar Gilon, and Dr. Orna Berry, members of our Audit Committee, are Audit Committee financial expert as defined in the applicable regulations, and has determined that such members are “independent” as such term is defined in the Nasdaq listing standards. The education and experience of both Audit Committee financial experts is presented in “Item 6 - Directors, Senior Management and Employees - Directors and Senior Management” and is incorporated herein by reference.

ITEM 16B.	CODE OF ETHICS

On February 2, 2004 our Board of Directors adopted our Code of Ethics, a code that applies to all directors, officers and employees of the Company, including our Chief Executive Officer and President, Chief Financial Officer, Director of Finance and Corporate Controller. On January 30, 2005, our Board of Directors modified the Code of Conduct and Ethics. Our Code of Conduct and Ethics (as amended) has been posted on our Internet website, http://www.radware.com/content/company/investorrelations.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on December 11, 2005 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

Ernst & Young billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2006	2005
	(US$ in thousands)
Audit Fees	108	108
Audit-Related Fees	20	23
Tax Fees	7	23
All Other Fees	-	-
Total	135	154

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

Audit Committee's pre-approval policies and procedures

Our Audit Committee oversees our independent auditors. See also the description in “Item 6- Directors, Senior Management and Employee - Board Practices.” In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, and which is discussed and approved at the end of each calendar year, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Consulting Services that may be performed by our auditors. In addition, the Audit Committee limited the aggregate amount in fees our auditors may receive during the 2006 fiscal year for non-audit services in certain categories, unless pre- approved. Our Director of Legal Affairs and Director of Finance review all individual management requests to engage our independent auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approve the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the Audit Committee on a case-by-case basis. Our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2006 we repurchased our ordinary shares under a share repurchase plan, in an aggregate amount of $11.1 million, as follows:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units) (in US$)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
May 22-31	121,900	14.16	121,900	$23,274,249
June 1-16	237,112	13.44	237,112	$20,088,266
July 26-31	106,821	11.71	106,821	$18,837,199
August 1-31	324,445	12.72	324,445	$14,711,865
September 5-15	56,577	13.80	56,577	$13,931,269

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of this item.

ITEM 18.	Financial Statements

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.	Exhibits

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit

1.1	Memorandum of Association(A)

1.2	Articles of Association(B)

1.3	Amendment to the Articles of Association (C)

4.1	Lease Agreement for the Company’s Headquarters (B)

4.2	Lease Agreement for the Company’s Mahwah office (D)

4.3	Distributor Agreement with Bynet Data Communications Ltd. (D)

4.4	Form of Directors and Officers Indemnity Deed (D)

4.5	Asset Purchase Agreement with V-Secure Technologies (U.S.) Inc. (E)

4.6	Agreement and Plan of Merger by and Between the Company, its subsidiary, Covelight and its stockholders and note-holders

8.1	List of Subsidiaries

10.1	Consent of Independent Auditors

12.1	Certification of the Chief Executive Officer pursuant to Section § 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(A) Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-10752), filed with the SEC on September 1, 1999.
(B) Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the SEC on May 18, 2001.
(C) Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC on April 5, 2002.
(D) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC on April 5, 2002.
(E) Incorporated by reference to the Annual Report on Form 20-F/A for the year ended December 31, 2005, filed with the SEC on July 6, 2006.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer

Date: June 5, 2007

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F2

Consolidated Balance Sheets	F3 - F4

Consolidated Statements of Operations	F5

Statements of Changes in Shareholders' Equity	F6

Consolidated Statements of Cash Flows	F7

Notes to Consolidated Financial Statements	F8 - F33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of operations, statements of changes in shareholders' equity and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2n to the consolidated financial statements, in 2006, the Company adopted Statement of Financial Accounting Standard Board No. 123 (revised 2004) "Share-Based Payments".

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 28, 2007	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2005	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$56,263	$25,324
Bank deposit	10,195	-
Available-for-sale marketable securities	14,717	92,133
Held-to-maturity marketable securities	45,726	22,918
Trade receivables (net of allowance for doubtful accounts of $ 1,006 and $ 1,106 in 2005 and 2006, respectively) *)	14,661	17,453
Other receivables and prepaid expenses	1,451	1,996
Inventories	5,254	6,892

Total current assets	148,267	166,716

LONG-TERM INVESTMENTS:
Structured note	9,458	9,602
Available-for-sale marketable securities	11,399	14,154
Held-to-maturity marketable securities	16,735	-
Severance pay fund	2,178	2,907

Total long-term investments	39,770	26,663

PROPERTY AND EQUIPMENT, NET	5,968	9,253

LONG-TERM DEFERRED TAXES AND OTHER LONG-TERM ASSETS	1,075	1,219

INTANGIBLE ASSETS, NET	2,813	2,363

GOODWILL	6,454	9,454

Total assets	$204,347	$215,668

*)	Includes balances in the amount of $ 1,447 and $ 1,452 with related parties as of December 31, 2005 and 2006, respectively (see also Note 13a).

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2005	2006
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables *)	$5,329	$6,956
Deferred revenues	12,424	15,712
Other payables and accrued expenses	6,509	6,642

Total current liabilities	24,262	29,310

ACCRUED SEVERANCE PAY	2,659	3,944

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.1 par value: Authorized - 30,000,000 as of December 31, 2005 and 2006; Issued - 19,061,760 shares and 20,258,758 shares as of December 31, 2005 and 2006, respectively; outstanding 19,061,760 shares and 19,411,903 shares as of December 31, 2005 and 2006, respectively	470	478
Additional paid-in capital	153,010	170,090
Deferred stock based compensation	(67)	-
Treasury stock, at cost	-	(11,049)
Accumulated other comprehensive loss	(404)	(242)
Retained earnings	24,417	23,137

Total shareholders' equity	177,426	182,414

Total liabilities and shareholders' equity	$204,347	$215,668

*)	See Note 13a for balances with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share per share data

	Year ended December 31,
	2004	2005	2006

Revenues: *)
Products	$52,206	$55,902	$57,335
Services	16,233	21,682	24,075

Total revenues	68,439	77,584	81,410

Cost of revenues: *)
Products	8,080	9,325	10,267
Services	4,104	5,571	5,524

Total cost of revenues	12,184	14,896	15,791

Gross profit	56,255	62,688	65,619

Operating expenses: *)

Research and development, net	10,342	13,017	17,659
Sales and marketing	31,898	40,002	50,128
General and administrative	4,493	5,244	6,178

Total operating expenses	46,733	58,263	73,965

Operating income (loss)	9,522	4,425	(8,346)
Financial income, net	4,565	5,159	7,422

Income (loss) before income taxes	14,087	9,584	(924)
Income taxes	(341)	(240)	(356)

Net income (loss) before minority interest in losses of a subsidiary	13,746	9,344	(1,280)
Minority interest in losses of a subsidiary	34	-	-

Net income (loss)	$13,780	$9,344	$(1,280)

Basic net earnings (loss) per share	$0.77	$0.50	$(0.07)

Diluted net earnings (loss) per share	$0.70	$0.47	$(0.07)

*)	See Note 13b for transactions with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Deferred stock based compensation	Treasury shares, at cost	Accumulated other comprehensive loss	Retained earnings	Total comprehensive income (loss)	Total

Balance as of January 1, 2004	17,704,183	$439	$138,552	$-	$-	$(38)	$1,293		$140,246
Issuance of shares upon exercise of stock options and upon purchase of shares under ESPP	784,347	18	6,887	-	-	-	-		6,905
Comprehensive income:
Unrealized losses from available-for-sale securities, net	-	-	-	-	-	(14)	-	$(14)	(14)
Net income	-	-	-	-	-	-	13,780	13,780	13,780

Total comprehensive income								$13,766

Balance as of December 31, 2004	18,488,530	457	145,439	-	-	(52)	15,073		160,917
Issuance of shares upon exercise of stock options and upon purchase of shares under ESPP	573,230	13	7,298	-	-	-	-		7,311
Deferred stock based compensation	-	-	125	(125)	-	-	-		-
Amortization of deferred stock based compensation	-	-	-	58	-	-	-		58
Warrants issued in respect of business combination	-	-	148	-	-	-	-		148
Comprehensive income:
Unrealized losses from available-for-sale securities, net	-	-	-	-	-	(352)	-	$(352)	(352)
Net income	-	-	-	-	-	-	9,344	9,344	9,344

Total comprehensive income								$8,992

Balance as of December 31, 2005	19,061,760	470	153,010	(67)	-	(404)	24,417		177,426
Repurchase of shares	(846,855)	(20)	-	-	(11,049)	-	-		(11,069)
Issuance of shares upon exercise of stock options	1,196,998	28	12,607	-	-	-	-		12,635
Stock based compensation	-	-	4,540	-	-	-	-		4,540
Reclassification of deferred stock compensation into additional paid-in capital upon adoption of SFAS 123(R)	-	-	(67)	67	-	-	-		-
Comprehensive income:
Unrealized income from available-for-sale securities, net	-	-	-	-	-	162	-	$162	162
Net loss	-	-	-	-	-	-	(1,280)	(1,280)	(1,280)

Total comprehensive income (loss)								$(1,118)

Balance as of December 31, 2006	19,411,903	$478	$170,090	$-	$(11,049)	$(242)	$23,137		$182,414

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006
Cash flows from operating activities:
Net income (loss)	$13,780	$9,344	$(1,280)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization (including amortization of deferred compensation costs relating to employees of V-Secure)	1,429	1,921	2,976
Stock based compensation	-	58	4,540
Minority interest in losses of a subsidiary	(34)	-	-
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale and held-to-maturity marketable debt securities, net	318	(475)	458
Accrued interest on bank deposits and structured note	791	1,468	51
Accrued severance pay, net	288	3	556
Decrease (increase) in long-term deferred taxes	(350)	20	(241)
Increase in trade receivables, net	(3,476)	(1,495)	(2,792)
Increase in other receivables and prepaid expenses	(243)	(119)	(545)
Increase in inventories	(1,096)	(1,160)	(1,520)
Increase in trade payables	790	245	1,627
Increase in deferred revenues	2,830	2,536	3,288
Increase in other payables and accrued expenses	123	1,547	133
Other	1	(43)	-

Net cash provided by operating activities	15,151	13,850	7,251

Cash flows from investing activities:
Purchase of property and equipment	(2,369)	(3,626)	(5,843)
Proceeds from sale of property and equipment	16	297	-
Investment in other long-term assets	(225)	(24)	11
Purchase of available-for-sale marketable debt securities	(21,281)	(86)	(109,336)
Purchase of held-to-maturity marketable debt securities	(31,320)	(31,962)	(6,000)
Proceeds from sale and redemption of available-for-sale marketable debt securities	13,369	16,265	29,327
Proceeds from redemption of held-to-maturity marketable debt securities	-	1,462	45,085
Investment in long-term bank deposits	(2,890)	-	-
Proceeds from maturity of long-term bank deposit	-	62,995	-
Investment in bank deposit	-	(10,000)	-
Proceeds from bank deposits	-	-	10,000
Increase in holdings in a subsidiary	(335)	-	-
Payment for the acquisition of V-Secure (1)	-	(9,011)	(3,000)

Net cash provided by (used in) investing activities	(45,035)	26,310	(39,756)

Cash flows from financing activities:
Proceeds from exercise of stock options	6,905	7,311	12,635
Repurchase of shares	-	-	(11,069)

Net cash provided by financing activities	6,905	7,311	1,566

Increase (decrease) in cash and cash equivalents	(22,979)	47,471	(30,939)
Cash and cash equivalents at the beginning of the year	31,771	8,792	56,263

Cash and cash equivalents at the end of the year	$8,792	$56,263	$25,324

(1) Payment for the acquisition of V-Secure:

Estimated fair value of assets acquired at the date of acquisition:
Acquired technology	$-	$1,772	$-
Customers relationships	-	542	-
Deferred compensation cost	-	400	-
Goodwill	-	6,297	3,000

	$-	$9,011	$3,000

Supplemental disclosure of cash flow activities:
Cash paid during the year for:
Taxes	$1,494	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Radware Ltd. ("the Company"), an Israeli corporation, and its subsidiaries ("the Group"), commenced operations in April 1997. The Company is engaged in the development, manufacture and sale of Application Delivery and Network Security ("business smart networking") solutions that provide end-to-end availability, performance and security of mission critical networked applications. The Company's products are marketed worldwide.

b.
The Company established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, Switzerland and Italy. In addition, the Company established branches and representative offices in China, India, Russia and Taiwan. In Australia, the Company held approximately 83% of its Australian subsidiary as of January 1, 2004; the additional 17% was purchased by the Company during 2004 for a total amount of $ 335. The Company's subsidiaries are engaged primarily in sales, marketing and support activities.

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

d.
The Company relies upon independent distributors (which are considered to be end-users) to market and sell its products to customers. A loss of a major distributor, or any event negatively affecting such distributor's financial condition, could cause a material adverse effect on the Company's results of operations and financial position.

As of December 31, 2004, 2005 and 2006 one single customer (a distributor) represented 11%, 16% and 12%, respectively, of the Company's total revenues.

e.	Business combination - acquisition of V-Secure Technologies (US) Inc. ("V-Secure"):

In December 2005, the Company acquired the business of V-Secure which included the acquisition of its technology, customer relationships and goodwill. The total consideration for the acquisition was $ 9,168, out of which an amount of $ 9,011 was paid in cash; amount valuated as $ 148 was paid by issuance of fully vested warrants to V-Secure to purchase 45,454 Ordinary shares of the Company, at an exercise price of $ 22 per share. The remaining balance was related to acquisition costs.

According to the agreement between the parties, additional cash consideration of $ 6,000 (earn-out) was payable contingent upon meeting a certain technological milestone in regards to the integrated product of the Company and V-Secure. During 2006, a partial amount of $ 3,000 out of total consideration of $ 6,000 was paid according to an amended agreement between the Company and V-Secure's shareholders. According to the agreement V-Secure's shareholders waived any claim or demand for additional payment.

The amount paid resulted in recording additional goodwill.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

The purchase price was allocated to the identifiable intangible assets acquired (which have been valuated by management using a third party valuation specialist) based upon their estimated fair values as follows:

Acquired technology	$1,772
Customers relationships	542
Goodwill (including additional $ 3,000 paid and recorded during 2006)	9,454

Total intangible assets	11,768
Deferred compensation cost	400

Total consideration	$12,168

The deferred compensation cost was carved-out of the goodwill and represents incentive to former employees of V-Secure that will remain with the Company for periods of no less than 12 to 24 months. Such deferred compensation cost is amortized over the employment period, and is recorded as compensation costs. Any amount not used for bonuses is returned to V-Secure, and will increase the goodwill. During 2006, an amount of $84 was recorded as compensation costs, included in research and development expenses.

The acquisition of V-Secure was accounted for under the purchase method of accounting.

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill arising from the acquisition will not be amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company determines, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of income. During the year ended December 31, 2006, no such impairment loss was recorded.

Unaudited pro-forma results:

The following represents the unaudited pro-forma results of operations of V-Secure and the Company's consolidated statements of income for the years ended December 31, 2004 and 2005, assuming that V-Secure's acquisition occurred on January 1, of each year:

	Year ended December 31,
	2004	2005
	Unaudited
	Total consolidated

Revenues	$69,069	$78,145

Net income	$9,747	$5,033

Diluted net earning per share	$0.49	$0.25

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

A majority of the revenues of the Company and its subsidiaries are generated in U.S. dollars ("dollar" or "dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar.

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

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.
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

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net. As of December 31, 2006, no impairment has been identified.

Debt securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net. The Company has the positive ability to hold the securities to maturity. As of December 31, 2006, no impairment has been identified.

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. As of December 31, 2005 and 2006, the provision for inventory write-offs amounted to $ 846 and $ 783, respectively. Any write-off is recognized in the consolidated statements of operations as cost of revenues.

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.
Work-in-progress and finished products:
Raw materials and components - using the "first-in, first-out" method.
Subcontracting costs - on the basis of direct subcontractors costs with the addition of allocable costs.
g.	Structured note:

Structured note as of December 31, 2006, consists of a callable structured note ("Structured Note") with a maturity of seven years. The Structured Note bears interest that varies inversely with changes of the three-month USD LIBOR-rate.

As of December 31, 2006, the Structured Note amounted to $ 9,602. Interest income resulting from investment in the Structured Note is accounted for based on the guidelines provided in the Emerging Issues Task Force ("EITF") No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes". Under EITF No. 96-12, the retrospective interest method is used for recognizing interest income.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment, net:

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

The Company's and its subsidiaries' long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset, may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006, no impairment losses have been identified.

j.	Goodwill:

Goodwill represents excess of the costs over the fair value of net assets of businesses acquired. Under SFAS No. 142, goodwill is not amortized. SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value with its carrying value. Fair value is determined using discounted cash flows and market multiples. During the year ended December 31, 2006 no such impairment losses were recorded.

k.	Intangible assets:

Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS No. 142. Acquired technology and customer relationships are amortized using the straight-line method over an estimated period between six to ten years during which benefits are expected to be received. During 2006, an amount of $ 450 was recorded as amortization expenses, included in cost of revenues and sales and marketing expenses. As of December 31, 2006, no impairment losses have been identified.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

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

Service revenue derived from post-contract customer support, which represents mainly help desk support, unit replacement and security update service, is recognized ratably over the contract period, which is typically one year.

Service revenues from training and installation, which are considered as not essential to the functionality of the product, included in multiple elements arrangements are recognized at the time they are rendered.

The Company and its subsidiaries provide a provision for product returns and stock rotation based on their experience with historical sales returns, analysis of credit memo data and other known factors, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When Right of Return Exists" ("SFAS No. 48").

Deferred revenue includes unearned amounts received under post-contract customer support.

m.	Warranty costs:

The Company generally offers a one year warranty for all of its products. A provision for warranty costs is provided at the time revenues are recognized and for estimated material costs during the warranty period based on the Company's experience. Warranty expenses for the years ended December 31, 2004, 2005 and 2006 were immaterial.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB No. 107") relating to SFAS No. 123(R). The Company has applied the provisions of SAB No. 107 in its adoption of SFAS No. 123(R).

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

The Company has two stock option plans, the Company's Key Employee Share Incentive Plan (1997) and the Directors and Consultants Option Plan ("the Stock Option Plans"). Under the Stock Option Plans, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The options expire six years from the grant date. The options vest primarily over four years. Each option is exercisable for one Ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Pursuant to the Stock Option Plans, the Company reserved for issuance 8,087,071 Ordinary shares. The Company approved in July 2006 an increase of 3% of issued and outstanding Ordinary shares reserved for option grants under the Stock Option Plans. As of December 31, 2006, an aggregate of 695,269 Ordinary shares of the Company were still available for future grants.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards, based on the accelerated attribution method, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's income before income taxes and net income for the year ended December 31, 2006, is approximately $ 4,500 lower than if it had continued to account for stock-based compensation under APB No. 25. Basic and diluted net earnings per share for the year ended December 31, 2006, are $ 0.24 and $ 0.23 respectively, lower than if the Company had continued to account for share-based compensation under APB No. 25.

Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB No. 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award. During the years ended December 31, 2004 and 2005, the Company recognized stock-based compensation expense related to employee stock options under the plans in the amounts of $ 0 and $ 58, respectively.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements.

The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on the simplified method permitted by SAB No. 107 as the average of the vesting period and the contractual term. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2004, 2005 and 2006 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2004	2005	2006

Risk free interest	2.5%	4.5%	4.9%
Dividend yields	0%	0%	0%
Volatility	75%	41%	50%
Expected term (in years)	2.5	3.5	3.9

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A summary of employee option activity under the Company's Stock Option Plans as of December 31, 2006 and changes during the year ended December 31, 2006 are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2006	4,054,380	$14.31
Granted	1,122,400	$14.69
Exercised	(1,196,998)	$10.55
Forfeited and cancelled	(694,783)	$17.48

Outstanding at December 31, 2006	3,284,999	$15.13	3.13	$5,749

Exercisable at December 31, 2006	1,034,230	$13.18	1.61	$3,779

Vested and expected to vest at December 31, 2006	2,799,618	$15.69	3.04	$4,445

A summary of the employee option activity under the Company’s Stock Option Plans as of December 31, 2005 and 2004, and changes in activity during the years ended on those dates, are as follow:

	December 31, 2004		December 31, 2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	3,951,840	$11.12	3,902,433	$13.21
Changes during the year:
Granted	1,112,933	$19.10	1,007,250	$18.80
Exercised	(669,865)	$8.93	(503,591)	$12.15
Expired	(1,625)	$10.69	(45,174)	$45.88
Forfeited and cancelled	(490,850)	$15.64	(306,538)	$13.96

Options outstanding at the end of the year	3,902,433	$13.21	4,054,380	$14.31

Options exercisable at the end of the year	1,251,679	$10.24	1,428,575	$9.52

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2004, 2005 and 2006 was $ 8.6 and $ 7.1 and $ 5.04, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes, based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the year ended December 31, 2006 was approximately $ 6,394. As of December 31, 2006, there was approximately $ 6,451 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.03 years. Total grant-date fair value of vested options for the year ended December 31, 2006 was approximately $ 5,668.

The options outstanding under the Company's Stock Option Plans as of December 31, 2006, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	Exercisable	average exercise
Ranges of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	exercisable
price	2006	life (years)	price	2006	options

$ 8-11	542,483	1.18	$8.97	493,205	$8.77
$ 12.5-15	1,291,350	3.67	$14.34	300,000	$15.00
$ 16-17	631,350	2.57	$16.94	72,900	$16.99
$ 18-20.08	540,233	3.46	$18.78	96,459	$19.48
$ 23.13-25.30	279,583	2.99	$23.88	71,666	$23.49

	3,284,999			1,034,230

The following table illustrates the effect on the net income and net earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31,
	2004	2005

Net income as reported	$13,780	$9,344
Add: stock-based employee compensation expenses included in reported net loss - intrinsic value	-	58

Deduct: total stock-based employee compensation expense determined under fair value based method	(7,520)	(6,082)

Pro forma net income	$6,260	$3,320

Basic net income per share as reported	$0.77	$0.50

Diluted net income per share as reported	$0.70	$0.47

Pro forma basic net earnings per share	$0.35	$0.18

Pro forma diluted net earnings per share	$0.32	$0.17

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Research and development expenses:

Research and development expenses, net of grants received are charged to the statement of operations, as incurred. Development grants deducted from research and development expenses amounted to $ 0, $ 200 and $ 200 for the years ended December 31, 2004, 2005 and 2006 respectively.

p.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred.

q.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, "Earnings per Share" ("SFAS No. 128").

The weighted average number of shares related to outstanding anti dilutive options excluded from the calculation of diluted earnings (loss) per share was 709,972 and 1,763,760 for the years ended December 31, 2005 and 2006, respectively.

r.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

s.	Concentrations of credit risks:

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

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's marketable securities include investments in U.S. government debentures; foreign banks and government debentures and corporate debentures. Management believes that those corporations and governments are financially sound and that the portfolios are well-diversified, and accordingly, minimal credit risk exists with respect to these marketable securities. Moreover, the Company’s investment policy, limits the amount the Company may invest in any one type of investment, thereby reducing credit risk concentration.
The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees.

As of December 31, 2005 and 2006, the Company and its subsidiaries had no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

t.	Severance pay:

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

Severance expenses for the years ended December 31, 2004, 2005, and 2006, amounted to approximately $ 774, $ 405 and $ 1,015, respectively.

u.	Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating fair value and disclosures for financial instruments:

The carrying amount reported in the balance sheet of cash and cash equivalents, bank deposits, trade receivables, other receivables and prepaid expenses, trade payables and other payables and accrued expenses approximates their fair values due to the short-term maturities of such instruments.

The fair values for marketable securities are based on quoted market prices and do not significantly differ from carrying amounts (see also Note 3).

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amount of the Company's structured note is estimated by discounting the future cash flows using the future prospected interest rates for deposits of similar terms and maturities. The carrying amount of the structured note does not significantly differ from its fair value.

v.	Impact of recently issued Accounting Standards:

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 creates a single model to address uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from Financial Accounting Standards Board Statement No. 5, "Accounting for Contingencies." FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained). FIN 48 applies to all tax positions related to income taxes subject to Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management is in a process of evaluating the possible impact of the adoption of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes that SFAS No. 157 will not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company will adopt SFAS No. 159 no later than January 1, 2008. The Company has not yet determined the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The Company invests in marketable debt securities, which are classified as available-for-sale and held-to-maturity investments. The following is a summary of marketable debt securities:

	December 31,
	2005			2006
	Amortized	Unrealized	Market	Amortized	Unrealized	Market
	cost	losses	value	cost	losses	value
Available-for-sale:

U.S. Government debentures	$6,035	$(114)	$5,921	$97,151	$(177)	$96,974
Foreign banks and government debentures	8,376	(196)	8,180	2,774	(35)	2,739
Corporate debentures	3,859	(94)	3,765	6,604	(30)	6,574
Auction rate securities	8,250	-	8,250	-	-	-

Total available-for-sale marketable securities	$26,520	$(404)	$26,116	$106,529	$(242)	$106,287

Held-to-maturity:

U.S. Government debentures	$62,461	$(1,304)	$61,157	$22,918	$(183)	$22,735

The unrealized losses on available-for-sale debt securities included in other comprehensive income, as a separate component of shareholders' equity, totaled to $ 404 and $ 242 as of December 31, 2005 and 2006, respectively.

The unrealized losses on the Company's investments in held-to-maturity securities and in available-for-sale securities are a result of interest rate changes. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2006.

The amortized cost and estimated fair value of available-for-sale and held-to-maturity investments as of December 31, 2005 and 2006, by contractual maturity, are as follows:

	December 31,
	2005		2006
	Amortized cost	Market value	Amortized cost	Market value
Available-for-sale:
Matures in one year	$14,832	$14,717	$92,291	$92,133
Matures in one to three years	8,966	8,692	14,238	14,154

	23,798	23,409	106,529	106,287

Matures in three to five years	2,722	2,707	-	-

	$26,520	$26,116	$106,529	$106,287
Held-to-maturity:
Matures in one year	$45,726	$44,784	$22,918	$22,735
Matures in one to three years	16,735	16,373	-	-

	$62,461	$61,157	$22,918	$22,735

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2005	2006

Raw materials and components	$515	$562
Work-in-progress	2,457	2,702
Finished products	2,282	3,628

	$5,254	$6,892

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2005	2006
Cost:
Computer, software and peripheral equipment	$12,001	$17,249
Office furniture and equipment	1,152	1,358
Motor vehicles	166	97
Leasehold improvements	689	771

	14,008	19,475
Accumulated depreciation:
Computer, software and peripheral equipment	7,020	9,046
Office furniture and equipment	514	644
Motor vehicles	144	81
Leasehold improvements	362	451

	8,040	10,222

Depreciated cost	$5,968	$9,253

Depreciation expenses for the years ended December 31, 2004, 2005 and 2006 were $ 1,381, $ 1,856 and $ 2,440, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	INTANGIBLE ASSETS

a.	Intangible assets:

	Weighted
	average	December 31,
	amortization	2005	2006
	Years
Cost:
Acquired technology	6	$1,772	$1,772
Customers relationships	6-10	1,189	1,189

		2,961	2,961

Accumulated amortization:
Acquired technology		-	296
Customers relationships		148	302

		148	598

Amortized cost		$2,813	$2,363

Amortization expenses for the years ended December 31, 2004, 2005 and 2006, were $ 49, $ 65 and $ 450, respectively.

b.	Estimated amortization expenses for the years ended:

December 31,

2007	$450
2008	450
2009	450
2010	450
2011	450
2012 and after	113

Total	$2,363

NOTE 7:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2005	2006

Employees and payroll accruals	$3,257	$4,057
Accrued expenses	2,941	2,305
Provision for warranty costs	190	200
Other	121	80

	$6,509	$6,642

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Operating leases:

The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2010 Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2006, are as follows:

2007	$1,606
2008	695
2009	374
2010	60

$2,735

Total rent expenses for the years ended December 31, 2004, 2005 and 2006, were approximately $ 1,554, $ 1,768 $ 1,948, respectively (see also Note 13b).

b.	Litigation:

(1)
In December 2001, the Company, its Chairman, its President and Chief Executive Officer and its Chief Financial Officer (the “Individual Defendants”) and several underwriters in the syndicates for the Company’s September 30, 1999 Initial Public Offering (“IPO”) and January 24, 2000 secondary offering, were named as defendants in a class action complaint alleging violations of the federal securities laws in the United States District Court, Southern District of New York.

The complaint seeks unspecified damages as a result of alleged violations of Section 11 of the Securities Act of 1933 against all the defendants and Section 15 of the Securities Act of 1933 against the Individual Defendants arising from activities purportedly engaged in by the underwriters in connection with the Company’s IPO and secondary offering. Plaintiffs allege that the underwriter defendants agreed to allocate stock in the Company's IPO and secondary offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices.

An amended complaint filed on April 19, 2002, which is now the operative complaint, added a claim under Section 10(b) of the Securities Exchange Act of 1934 against the Company and a claim under Section 20(a) of the Securities Exchange Act of 1934 against the Individual Defendants. Plaintiffs allege that the Prospectuses for the Company's IPO and secondary offering were false and misleading because they did not disclose these arrangements. The action is being coordinated with approximately three hundred other nearly identical actions filed against other companies before one judge in the U.S. District Court for the Southern District of New York.

A motion to dismiss addressing issues common to the companies and individuals who have been sued in these actions was filed on July 15, 2002. On October 9, 2002, the Court dismissed the Individual Defendants from the case without prejudice based upon Stipulations of Dismissal filed by the plaintiffs and the Individual Defendants.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

This dismissal disposed of the Section 15 and 20(a) control person claims without prejudice, since these claims were asserted only against the Individual Defendants.

On February 19, 2003, the Court denied the motion to dismiss with respect to the Company.
On October 13, 2004, the Court certified a class in six of the approximately 300 other nearly identical actions and noted that the decision is intended to provide strong guidance to all parties regarding class certification in the remaining cases. The underwriter defendants appealed the decision and the Second Circuit vacated the district court’s decision granting class certification in those six cases on December 5, 2006. Plaintiffs filed a petition for rehearing (see also Note 14b).

Prior to the Second Circuit’s December 5, 2006 ruling, the Company approved a settlement agreement and related agreements which set forth the terms of a settlement between the Company, the Individual Defendants, the plaintiff class and the vast majority of the other approximately 300 issuer defendants. These agreements were submitted to the Court for approval. The settlement would have provided, among other things, a release of the Company and the Individual Defendants for the conduct alleged to be wrongful in the complaint in exchange for a guarantee from the company’s insurers regarding recovery from the underwriter defendants and other consideration from the Company regarding its underwriters. In light of the Second Circuit opinion, liaison counsel for the issuers informed the district court that the settlement cannot be approved because the defined settlement class, like the litigation class, cannot be certified. The Company’s management cannot predict whether the Company will be able to negotiate a settlement that complies with the Second Circuit’s mandate.

Due to the inherent uncertainties of litigation, the Company’s management cannot accurately predict the ultimate outcome of the matter. If the Company is found liable, it is unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than the Company’s insurance coverage, and whether such damages would have a material impact on its results of operations, cash flows or financial condition in any future period.

(2)
The Company’s French subsidiary, Radware France, is a party to two separate litigation proceedings before the Boulogne-Billancourt Employment Tribunal, brought against the subsidiary by two of its former employees claiming damages in connection with their dismissal. The hearings with respect to these matters are scheduled for January 10, 2008 and April 3, 2008, respectively. At this stage without receiving all file submissions from the Tribunal. The Company’s management cannot asses the outcome or the risks associated with these two matters but in any event the Company’s management does not expect them to have a material affect on the Company.

(3)	From time to time, the Company is involved in routine trade litigation. The Company is not subject to any additional material legal proceedings other than those described above.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY

The Company's shares are listed for trade on the NASDAQ National Market and since April 2004 on the Tel-Aviv Stock Exchange, both under the symbol "RDWR".

a.	Treasury stock:

In July 2006, the Company's Board of Directors authorized the repurchase of up to $ 50,000 of treasury stock in the open market, subject to normal trading restrictions. During 2006, the Company purchased 846,855 of its ordinary shares for total consideration of $ 11,069, which was recorded as treasury stock, at cost in shareholders' equity.

b.	Stock Option Plans:

See detailed information in Note 2n.

c.	Dividends:

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data
NOTE 10:-	TAXES ON INCOME (Cont.)

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company's production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an "Approved Enterprise" status under the above state law. According to the provisions of such Israeli law, the Company has been granted the "Alternative Benefit Plan", under which the main benefits are tax exemption and reduced tax rate. Therefore, the Company's income derived from Approved Enterprise and allocated to the Tel Aviv facility will be entitled to a tax exemption for a period of two years and to an additional period of five to eight years with reduced tax rates of 10%-25% (based on percentage of foreign ownership). Income allocated to the Jerusalem facility will be exempt from tax for a period of up to 10 years, provided that the Company meets certain criteria. The duration of tax benefits is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Company began to utilize such tax benefits in 2004 and these tax benefits we scheduled to gradually expire through 2013.

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

As of December 31, 2006, retained earnings included approximately $ 25,000 in tax-exempt income earned by the Company's "Approved Enterprise". The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative tax benefits (currently between 10% - 25%) and an income tax liability of approximately up to $ 6,250 would be incurred by the Company.

Income from sources other than the "Approved Enterprise" will be subject to the tax at the regular rate.

During 2004, the Company's production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an expansion program to its Approved Enterprise status by the Investment Center. The Company applied for an amendment to this expansion program, according to which it requested an enlargement to this expansion program, neutralization of certain assets and an approval that the benefits period from such expansion program will commence in 2006. The Investment Center has granted a temporary approval for the year 2006.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	TAXES ON INCOME (Cont.)

On April 2005, an amendment to the law ("the Amendment") has changed certain provisions of the law. As a result of the Amendment, a company is no longer obliged to implement an Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authorities for a pre-ruling regarding their eligibility for benefits under the Amendment.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of the company's business income from export. In order to receive the tax benefits, the Amendment states that a company must make an investment in the Benefited Enterprise exceeding a minimum amount specified in the law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise ("the Year of Election"). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Benefited Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of 7 years from the commencement year, or 12 years from the first day of the Year of Election. As of December 31, 2006, the Company did not generate income under the provisions of the new law.

4.	Tax assessments:

In 2004, the Company received final tax assessments from the Israeli Tax Authorities (the "ITA") for the tax years 1999 through 2002. The company is in a process of tax assessment with regard to the years 2003-2004.

b.	Taxes on income are comprised as follows:

	Year ended December 31,
	2004	2005	2006

Current taxes	$(428)	$(304)	$(1,313)
Taxes in respect of prior years	(803)	-	-
Increase in deferred tax assets	890	64	957

	$(341)	$(240)	$(356)

Domestic	$(1,576)	$(203)	$170
Foreign	1,235	(37)	(526)

	$(341)	$(240)	$(356)

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	TAXES ON INCOME (Cont.)

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2005	2006
Deferred tax assets:
Carryforward tax losses	$2,624	$2,378
Tax benefit related to employee stock options grants	-	900

Gross deferred tax assets	2,624	3,278
Valuation allowance	(1,670)	(1,303)

Net deferred tax asset *)	954	1,975

Gross deferred tax liabilities
Temporary differences relating to property and equipment	-	(64)

Net deferred tax assets	$954	$1,911

*) Including $ 625 and $ 1,405 as short-term deferred taxes as of December 31, 2005 and 2006 respectively.

During 2006 decrease in valuation allowance mainly was derived due to changes on Company’s strategy in respect of utilization of capital tax losses. As of December 31, 2006 the Company has a remaining deferred tax asset of $1,145 relating to the available carryforward capital tax losses and changes in the tax regulatory environment.

d.	Foreign:

The Company's U.S. subsidiary has estimated total available carryforward tax losses of approximately $ 2,400 to offset against future taxable profit between 2011 and 2025. As of December 31, 2006, the Company recorded a deferred tax asset of $ 644 relating to the available net carryforward tax losses.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax benefits for which future offset is doubtful. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

In addition, two other subsidiaries have estimated total available carryforward tax losses of approximately $ 1,400 to offset against future taxable profit. As of December 31, 2006, the Company recorded a deferred tax asset of $ 186 relating to these available net carryforward losses.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	TAXES ON INCOME (Cont.)

e.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income (loss) of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2004	2005	2006
Income before taxes, as reported in the consolidated statements of income	$14,087	$9,584	$(924)

Statutory tax rate	35%	34%	31%

Theoretical tax expenses (benefit) on the above amount at the Israeli statutory tax rate	$(4,930)	$(3,259)	$286
Decrease in taxes resulting from "Approved Enterprise" benefits (1)	4,762	2,746	-
Tax adjustment in respect of different tax rate of foreign subsidiary	(52)	22	(55)
Non-deductible expenses	(893)	(528)	(329)
Changes in valuation allowance in respect of deferred taxes	1,470	632	1,267
Stock compensation relating to options per SFAS 123(R)- Non-deductible options	-	-	(500)
Stock compensation relating to options per SFAS 123(R)-Deductible options for which a full valuation allowance was provided	-	-	(900)
Income taxes in respect of prior years	(803)	-	-
Other	105	147	(125)

Actual tax expense	$(341)	$(240)	$(356)

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$0.26	$0.15	$-
Per share amounts (diluted) of the tax benefit resulting from the exemption	$0.24	$0.14	$-

f.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2004	2005	2006

Domestic	$12,461	$7,601	$(2,129)
Foreign	1,626	1,983	1,205

Income (loss) before income taxes	$14,087	$9,584	$(924)

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	GEOGRAPHIC INFOROMATION AND SELECTED STATEMENTS OF INCOME DATA

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following presents total revenues for the years ended December 31, 2004, 2005 and 2006 and long-lived assets as of December 31, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006
Revenues from sales to customers located at:
America (principally the United States)	$28,984	$31,900	$27,646
EMEA *)	20,450	24,074	27,529
Asia Pacific	19,005	21,610	26,235

	$68,439	$77,584	$81,410

*) Europe, the Middle East and Africa.

	December 31,
	2005	2006
Long-lived assets, by geographic region:
America	$1,609	$1,669
EMEA	6,755	8,957
Asia Pacific	417	990

	$8,781	$11,616

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SELECTED STATEMENTS OF INCOME DATA

a.	Financial income (expenses):

	Year ended December 31,
	2004	2005	2006
Financial income:
Interest on bank deposits	$3,045	$3,426	$1,048
Foreign currency translation differences, net	784	-	892
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	852	2,856	5,620

	4,681	6,282	7,560
Financial expenses:
Interest and other bank charges	(116)	(70)	(138)
Foreign currency translation differences, net	-	(1,053)	-

	$4,565	$5,159	$7,422

b.	Net earnings per share:

The following table sets forth the calculation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2004	2005	2006
Numerator:
Net income (loss) available to shareholders of Ordinary shares	$13,780	$9,344	$(1,280)

Denominator:
Denominator for basic earnings (loss) per share - weighted average number of shares, net of treasury stock	17,995,207	18,800,474	19,325,055
Effect of dilutive securities:
Employee stock options and ESPP	1,809,689	1,271,718	-
Denominator for diluted net earnings (loss) per share - adjusted weighted average number of Ordinary shares	19,804,896	20,072,192	19,325,055

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain of the Company's shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2005	2006

Trade receivables	$1,447	$1,452

Trade payables	$-	$68

b.	The following related party transactions are included in the statements of operations:

	Year ended December 31,
	2004	2005	2006

Revenues	$2,400	$3,111	$3,656

Operating expenses, net and cost of revenues- primarily rental, sub-contractors and communications (1)	$1,151	$1,309	$917

Purchase of property and equipment	$466	$377	$939

(1)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.

NOTE 14:-	SUBSEQUENT EVENTS - unAudited

a.
in April 2007, the Company acquired Covelight Systems, Inc. ("Covelight"). The acquisition will be accounted under the provisions of SFAS No. 141, "Business Combinations" ("SFAS No. 141"). The total consideration for the acquisition will be up to $ 16,000 out of which an amount of $ 7,500 was paid in cash and an additional amount of up to $ 8,500 is payable in cash contingent upon meeting sales performance targets by April 2008.

The Company is in the process of completing a Purchase Price Allocation ("PPA"). The Company expects that intangible assets will be derived from the acquisition.

b.
In respect of the petition for rehearing filed by the plaintiffs as discussed in Note 8b(1), on April 6, 2007, the Second Circuit denied the petition, but noted that the plaintiffs could ask the district court to certify a more narrow class than the one that was rejected. Plaintiffs have not yet moved to certify a class in the Company’s case.