Form 20-F
period 2007-12-31
RADWARE LTD
filed 2008-06-11
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________

Commission file number 0-30324

RADWARE LTD.
(Exact name of registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
(Address of principal executive offices)

Vered Raviv-Schwarz, Tel. +972-3-7668666, E-mail: veredr@radware.com, 22 Raoul Wallenberg St., Tel Aviv 69710, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.1 par value per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
19,559,903 Ordinary Shares, NIS 0.1 par value per share

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
Large Accelerated Filer ☐ Accelerated Filer ☒ Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

        If "Other" has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17     ☐ Item 18

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

We have registered trademarks for “Radware®”, “APSolute®”, “Web Server Director®”, “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®”,, “Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®”, “CID - Content Inspection Director®” and “SIPDirector®” and we have trademark applications pending for “AppDirector™”, “AppXCel™”, “SecureFlow™”, “SOADirector™”, “APPXML™”, “On Demand Switch™” and “APSolute Vision™”. All other trademarks and tradenames appearing in this annual report are owned by their respective holders.

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

ITEM 10.	Additional information	63
A. Share Capital		63
B. Memorandum and Articles of Association		63
C. Material Contracts		67
D. Exchange Controls		68
E. Taxation		68
F. Dividends and Paying Agents		79
G. Statement by Experts		79
H. Documents on Display		79
I. Subsidiary Information		79
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	80
ITEM 12.	Description of Securities other than Equity Securities	80
PART II		81
ITEM 13.	Defaults, Dividend Averages and Delinquencies	81
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	81
ITEM 15.	Controls and Procedures	81
ITEM 16.	[Reserved]	83
PART III		86
ITEM 17.	Financial Statements	86
ITEM 18.	Financial Statements	86
ITEM 19.	Exhibits	87

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations for the years ended December 31, 2005, 2006 and 2007 and the balance sheet data as at December 31, 2006 and 2007 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations financial data for the years ended December 31, 2003 and 2004 and the balance sheet data for the years ended December 31, 2003, 2004 and 2005 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report. Please see note 2u of the notes to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2004	2005	2006*	2007*
	(US $ in thousands, except per share data)

Statement of Operations Data:
Revenues:
Products	$39,482	$52,206	$55,902	$57,335	$59,422
Services	15,298	16,233	21,682	24,075	29,209
	54,780	68,439	77,584	81,410	88,631

Cost of revenues:
Products	7,018	8,080	9,325	10,267	13,133
Services	2,836	4,104	5,571	5,524	5,895
	9,854	12,184	14,896	15,791	19,028

Gross profit	44,926	56,255	62,688	65,619	69,603
Operating expenses:
Research and development, net	8,398	10,342	13,017	17,659	23,515
Sales and marketing	29,753	31,898	40,002	50,128	57,977
General and administrative	4,120	4,493	5,244	6,178	7,114
Total operating expenses	42,271	46,733	58,263	73,965	88,606
Operating profit (loss)	2,655	9,522	4,425	(8,346)	(19,003)
Financial income, net	3,740	4,565	5,159	7,422	7,420

Income (loss) before income taxes	6,395	14,087	9,584	(924)	(11,583)
Income taxes	-	(341)	(240)	(356)	(428)
Minority interest in losses (earnings) of a subsidiary	(40)	34	-	-	-
Net income (loss)	$6,355	$13,780	$9,344	$(1,280)	$(12,011)
Basic net earnings (loss) per share	$0.37	$0.77	$0.50	$(0.07)	$(0.62)
Diluted net earnings (loss) per share	$0.34	$0.70	$0.47	$(0.07)	$(0.62)

* The Company adopted Statement of Financial Accounting Standards Board No. 123(revised 2004) “Share-Based Payment” effective January 1, 2006.

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	17,184	17,995	18,800	19,325	19,477
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	18,666	19,805	20,072	19,325	19,477

	December 31,
	2003	2004	2005	2006	2007
	(US $ in thousands)
Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities and current maturities of long-term bank deposits	$62,882	$109,020	$126,901	$140,375	$152,110
Long-term bank deposits, structured deposit and marketable securities	76,139	48,021	37,592	23,756	2,735
Working capital	60,477	107,687	124,005	137,406	143,950
Total assets	158,114	183,241	204,347	215,668	216,067
Shareholders’ equity	140,246	160,917	177,426	182,414	176,713

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the following risks before deciding to purchase, hold or sell our shares. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The following risks are not the only risk factors facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. The trading price of our ordinary shares could decline due to any of these risks. You should also refer to the other information contained or incorporated by reference in this annual report, before making any investment decision regarding our Company.

Risks Related to Our Business and Our Industry

We have incurred losses, and may continue to incur losses in the future.

While we were profitable in each of the years 2003-2005, we incurred losses in 2006 and 2007. We had a net loss of approximately $12.0 million in 2007 and a net loss of approximately $1.3 million in 2006. We will need to generate increased revenues as well as manage our costs to return to and maintain profitability.

Our revenues may not grow or continue at their current level. For example, the growth rate in 2006 compared to 2005 was approximately 5% and the growth rate in 2007 compared to 2006 was approximately 9%. Our gross margin is currently approximately 80% and, as a result, any decrease in sales may have a significant effect on our profitability. In addition, our operating expenses are expected to increase. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation and the results that our past expenditures produce. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until some time in the future. For example, during 2007 we invested in new product developments, including our new OnDemand Switch™, AppXML™ and SIP Director® as well as in the Business Smart Network strategy, including investment in the operations of the Inflight group. We completed the realignment of our sales force in the United States in the middle of 2007. Our efforts as well as our expenditures in these products and strategies may not result in increased revenues. If our revenues continue not to increase as anticipated, or if our expenses increase at a more rapid pace than revenues, we may continue to incur losses. In the first quarter of 2008 we incurred a loss of $8.3 million (un-audited) and we expect to incur losses in fiscal 2008.

Our results for 2007 were benefited by financial income in an amount of approximately $7.4 million. We cannot assure you that we will be able to generate financial income in the future or that such financial income will remain at the same level.

Volatility of the market for our products, including slow-down in expenditures and other trends in our industry could have a material adverse effect on our results of operations.

Our business is dependent on current and anticipated market demand for our products. According to our estimates, in 2003, the overall market’s IT spending remained substantially flat and in 2004 through 2007 there was an improvement in the market. In 2008, we believe the growth rate in the overall market’s IT spending may slow due to real estate and financial issues, which may lead to recession fears. More specifically, the level of growth in IT expenditures in the U.S. may decrease somewhat with estimates by IDC at 4% growth. Therefore, if global conditions deteriorate, and companies in our target markets reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

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

As a result of the foregoing our results in any quarter may also fall below projected results. For example, in the first quarter of 2008 our revenues were slightly less than we projected at the beginning of the quarter. While the shipments for the quarter were within our expectations, certain decisions made by us with respect to revenue recognition after the end of the quarter caused our recorded revenues to fall slightly below expectations.

In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales. Because our sales have grown year-over-year since inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers. For example, we believe that our sales may be reduced from the levels which we might otherwise have been able to attain during the first quarter of 2008, since some of our customers are still planning their annual purchasing budget in the beginning of the year, and in the third quarter of 2008 because of the slowdown in business activities during the summer months in Europe. We further believe that our sales during the fourth quarter of 2008 may be increased because some of our customers tend to make greater capital expenditures towards the end of their own fiscal years. Because of these anticipated fluctuations, our sales and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects. For example, our revenues for the first quarter of 2008 were lower than our revenues in the fourth quarter of 2007.

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

The Application Delivery and Network Security markets are highly competitive and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc. and Foundry Networks, Inc. In addition, we face competitors in the Network Security space, with respect to our Intrusion Prevention Systems (IPS). Such principal competitors include Juniper Networks, Inc., 3Com Systems, Inc. (TippingPoint), McAfee, Inc., Sourcefire, Inc., and IBM Corporation (Internet Security Systems). We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. For example, F5 acquired Acopia Networks and Citrix acquired XenSource to add virtualization capabilities to their respective portfolios. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Delivery or Network Security solutions and emerge as significant competitors. Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to achieve, maintain and increase profitability. Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

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

We are currently developing new products and enhancements to our existing products. We may not be able to successfully complete the development and market introduction of new products or product enhancements. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors. During 2007, we invested in, and plan to continue to invest in 2008, in developing or when appropriate, acquiring, capabilities to advance our APSolute product family and market vision for business-smart networking. As part of such investments, we acquired Covelight Systems, Inc., or Covelight in April 2007 for their web channel intelligence technology that allows business events to be captured in real-time on the network. To date we have not realized substantial revenue from the Inflight product.

These investments are part of our positioning initiative branded as “business-smart networking”. There is no assurance that we will be successful in marketing and selling our next generation Application Delivery and Network Security solutions, or that we will be able to grow revenues to justify our investments.

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

As we grow we may need new or enhanced systems, procedures or controls. For example, at the beginning of 2007, we started implementing a company-wide Oracle ERP system, with a substantial investment of resources, in order to increase our efficiencies of our operations in the fields of finance, operations, customer support and order management. The transition to new systems, procedures or controls, as well as any delay in transitioning to new or enhanced systems, procedures or controls, may seriously harm our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis.

Our international sales may expose us to additional risks

We currently offer our products in over 40 countries in addition to the United States. In fiscal years 2006 and 2007 our sales outside the Americas represented approximately 66% and 72%, respectively, of our total sales. Our international business activity involves varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks, among others, may include: the possibility of unfavorable circumstances arising from host country laws or regulations, including unexpected changes of interpretations thereof; partial or total expropriation; export duties and quotas; local tax exposure; insurrection or war; and differences in business practices. For example, we are required to comply with European Union Directives with respect to product quality assurance standards and environmental standards. In 2006, we were required to modify certain of our products in order to comply with Directive 2002/95/EC on Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (known as the “RoHs Directive”), which requires products sold in Europe to meet certain design specifications. We incurred costs and expenses and were required to spend management time and resources in the redesign of our products to meet the RoHs Directive.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A significant portion of our expenses, principally salaries and related personnel expenses, are paid in New Israel Shekels (“NIS”), whereas most of our revenues are generated in dollars and Euros. We have recently witnessed a significant strengthening of the NIS against the dollar, which has considerably increased the dollar value of our expenses in Israel. Should the NIS continue to maintain, or increase, its strength in comparison to the dollar, the dollar value of these expenses will continue to be high, and our results of operations will be adversely affected.

•	A portion of our international sales are denominated in currencies other than dollars, such as the Euro, thereby exposing us to gains and losses on non-U.S. currency transactions.

•
We incur expenses in several other currencies in connection with our operations in Europe and Asia-Pacific. The devaluation of the dollar relative to such local currencies causes our operational expenses to increase.

•
The majority of our international sales are denominated in dollars. Accordingly, devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease orders or default on payment, which could harm our results of operations.

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

We rely on third-party manufacturing vendors to provide key components of our products. If such vendors are not able to provide us with adequate supplies of the principal component used in our products, we may not be able to deliver sufficient quantities of our products to satisfy demand, or may have a delay in fulfilling orders.

We rely on USR Technologies and Electronics (2003) Ltd. (“USR”) to supply us with circuit boards. These circuit boards are a principal component, which we use in the manufacture of our products. If we are unable to acquire circuit boards from USR on acceptable terms, or should USR cease to supply us with circuit boards for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period. In addition, we rely on Nexcom International Co. Ltd. (“Nexcom”), to provide us with circuit boards for our new OnDemand Switch platform. In 2007 we entered into agreements with Nexcom and an additional supplier, and shifted approximately 10% of our purchases to a second supplier. We expect that in 2008 we will shift a more substantial share of our purchases to Nexcom, including the sole manufacturing of the circuit boards for our new OnDemand Switch platform. However, to date, since we have only purchased relatively small quantities from those suppliers, there is no assurance that our plan to purchase a substantial amount from these suppliers will be successful. If we must rely on the alternate suppliers, there is no assurance that we will be able to obtain the quantities we require at lead times and pricing competitive to USR or Nexcom, respectively.

A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs

Our growth and ability to meet customer demands depend in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We may experience a shortage of certain component parts as a result of our own manufacturing issues, manufacturing issues at our suppliers or contract manufacturers, capacity problems experienced by our suppliers or contract manufacturers, or strong demand in the industry for those parts, especially if the economy grows. If there is growth in the economy, such growth is likely to create greater pressures on us and our suppliers to accurately project overall component demand and component demands within specific product categories and to establish optimal component levels. If shortages or delays persist, the price of these components may increase, or the components may not be available at all, and we may also encounter shortages if we do not accurately anticipate our needs. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products in a timely manner in the quantities or configurations needed. Accordingly, our revenues and gross margins could suffer until other sources can be developed. Our operating results would also be adversely affected if, anticipating greater demand than actually develops, we commit to the purchase of more components than we need. There can be no assurance that we will not encounter these problems in the future. Although in many cases we use standard parts and components for our products, certain components are presently available only from a single source or limited sources. We may not be able to diversify sources in a timely manner, which could harm our ability to deliver products to customers and seriously impact present and future sales.

Our profitability could suffer if third parties infringe upon our proprietary technology.

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. Our success depends upon the protection of our proprietary software installed in our products, our trade secrets and our trademarks. To protect our rights to our intellectual property, we rely on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others. In the United States, we have registered trademarks for “Radware®”, “APSolute®”, “Web Server Director®”, “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®”, “Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®”, “CID - Content Inspection Director®” and “SIPDirector®” and we have trademark applications pending for “AppDirector™”, “AppXCel™”, “SecureFlow™”, “SOADirector™”, “APPXML™”, “On Demand Switch™” and “APSolute Vision™”. In addition, we have registered patents in the United States for our triangle redirection method used for the global load balancing, for our mechanism for efficient management and optimization of multiple links used in our LinkProof product, for our method for load balancing by global proximity used in our WSD product and for our method for controlling traffic on links between autonomous BGP systems. We also have pending patent applications and provisional patents in connection with several features used in our products. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Furthermore, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

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

The majority of our cash and cash equivalents, and short-term and long-term bank deposits are invested in banks in the United States and the U.K. Some of these deposits may be in excess of insured limits and are not otherwise insured. If one or more of these financial institutions were to become insolvent, the loss of these investments would have a material adverse effect on our financial condition.

Risks Related to the Market for Our Ordinary Shares

Two shareholders may exert significant influence in the election of our directors and over the outcome of matters requiring shareholder approval.

As of June 10, 2008, Mr. Yehuda Zisapel, a member of our Board of Directors, beneficially owned 15.33% of the ordinary shares outstanding and Roy Zisapel, our Chief Executive Officer, President and director, and Mr. Yehuda Zisapel’s son beneficially owns approximately 5.09% of our ordinary shares outstanding (See “Item 6 – Share Ownership.”) As a result, these shareholders may exert significant influence in the outcome of various actions that require shareholder approval, such as the election of our directors, and the approval or rejection of a merger and similar corporate transactions.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes. The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation. If we are classified as a PFIC, our U.S. shareholders could suffer adverse U.S. tax consequences, including having gain realized on the sale of our ordinary shares treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sales proceeds, and to certain “excess distributions” with respect to our ordinary shares.

For our 2007 taxable year, the average percentage of our passive assets to the fair market value of our total assets was slightly below 50%. Therefore, we believe that we should not be classified as a PFIC for 2007. However, there can be no assurance that the United States Internal Revenue Service will not challenge this treatment. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets, and the future price of our ordinary shares which are all relevant to this determination of whether we are classified as a PFIC. Accordingly, there can be no assurance that we will not become a PFIC in 2008 or in subsequent taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report entitled “Item 10 – Additional Information – Taxation — United States Federal Income Tax Considerations.”

We do not intend to pay cash dividends.

Our policy is to retain earnings for use in our business and, for this reason, we do not intend to pay cash dividends on our ordinary shares in the foreseeable future.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between the Palestinians and Israel, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. Further, since mid 2007, Hamas and other Palestinian movements have been launching, from time to time, missile strikes from the Gaza strip into southern Israel.

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

The rate of inflation in Israel and the change in the exchange rate between the New Israeli Shekel against the U.S. dollar and/or the U.S. dollar against the Euro and other currencies is volatile, and may negatively impact our costs.

The majority of our revenues are denominated in U.S. dollars or are dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies mainly in Israel, in NIS, in Europe, in Euros and in Asia-Pacific in several local currencies. In 2007, we sold in Euros in most European countries. In this respect, we are exposed to the following risks: the rate of inflation in Israel may exceed the rate of devaluation of the NIS in relation to the dollar, the timing of this devaluation may lag behind inflation in Israel, or the NIS may increase in value relative to the dollar. In such events, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In addition, if the Euro increases in value relative to the dollar and sales in Euros do not exceed expenses incurred in Euros, the dollar cost of our operations in Europe will increase and our operating profit will be adversely affected. If the Euro decreases in value relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit will be negatively affected as a result of a decrease in the dollar value of our sales. If the dollar decreases in value relative to Chinese, Indian, Australian and/or Japanese currencies, the dollar cost of our operations in Asia-Pacific will increase and our operating profit will be negatively affected. In 2007, the value of the dollar decreased in relation to the NIS by 9.0%, the inflation rate in Israel was 3.4%, and the value of the dollar decreased in relation to the Euro by 10.5%. As a result, during 2007, we had an increase in expenses (as a result of the increase in the Euro and the NIS exchange rates relative to the dollar), which was partially offset by the increase we had in our sales due to the fact that our sales to the EU countries are also denominated in Euro. During the period of January 1, 2008 through May 31, 2008 the value of the dollar continued its decrease in relation to the NIS by an additional 15.9% and in relation to the Euro by an additional 4.9%. The inflation rate in Israel in the first four months of 2008 was 1.6%. This led to an additional increase in our expenses due to the fact that a large portion of our salaries are paid in NIS or Euro. We cannot provide assurances that we will not be materially adversely affected by the rate of inflation in Israel or exchange rate fluctuations in the future.

The tax benefits we may receive in connection with our approved enterprise program require us to satisfy prescribed conditions and may be terminated or reduced in the future. This would increase taxes and decrease our net profit.

We have in the past received, and may in the future apply to receive, certain Israeli government grants and may in the future utilize certain tax benefits in Israel by virtue of these programs. To remain eligible for these grants and tax benefits, we must continue to meet certain conditions, including making some specified investments in fixed assets and maintaining a certain level of foreign investors’ holdings in our shares. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs (with interest and linkage differentials) or pay certain taxes. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. If these programs and tax benefits are ended, our business, financial condition and results of operations could be negatively affected.

Provisions of Israeli law and of our Articles of Association could delay, prevent, or make difficult, a change of control, thereby depressing the price of our ordinary shares.

Provisions of Israeli corporate and tax law and of our Articles of Association may have the effect of delaying, preventing or making an acquisition of our Company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our Articles of Association provide that our directors, other than external directors, are elected in three staggered classes by the vote of a majority of the shareholders present, in person or by proxy, at a shareholders’ meeting. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control over us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unwilling to do so because of these provisions of Israeli law and the classified structure of our board of directors. For additional information on this topic, see “Item 10B – Additional Information – Memorandum and Articles of Association – Mergers and Acquisitions under Israeli law.”

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

For a discussion of important events in the development of the Company’s business, see “—Business Overview—General.”

B. Business Overview

General

We operate in two market segments: Application Delivery and Network Security. We refer to our solution aimed at those two markets as Business Smart Networking.

The Application Delivery market segment consists of simple load balancing application switches (Layer 4-7) targeted at the small- and medium-size business segment; advanced application delivery platforms targeted at the medium- to large-size enterprise segment; and wide area network (WAN) optimization controllers. This market is also referred to by select industry analysts as the Application Acceleration market. The advantage of our Application Delivery product portfolio consists of advanced application delivery platforms, which offer in addition to Layer 4-7 switching more sophisticated features (extensible Markup Language (XML) validation, Web application firewall, Application Performance Interfaces (APIs), content transformation, etc.) that are designed to meet complex networking infrastructure and data center demands.

The Network Security market segment is more diffuse and consists of firewall/VPN, Unified Threat Management (UTM), intrusion detection systems, intrusion prevention systems, network behavioral analysis (NBA) systems and SSL/IPSec VPN appliances. Our proprietary offering to this market focuses on network intrusion prevention systems, which are in-line devices that monitor network and/or system activities for malicious or unwanted behavior and can react, in real-time, to block or prevent those activities.

We develop, manufacture and market Business Smart Networking solutions that allow our enterprise and carrier customers to align their network and application behavior to their business policies and needs. Our solutions provide end-to-end availability, performance and security of mission critical networked applications, thus enabling our customers to deliver their mission critical applications successfully between data centers and remote locations, over all critical points in the network.

Our Application Delivery and Network Security solutions enable customers to manage their network infrastructure, bypass systems failures, scale their application performance, and secure their Internet protocol (“IP”) traffic. In addition our solutions enable our customers to monitor and extract business events from their network traffic - and in real-time - allow business decisions to take place on these events as they unfold. Our Business Smart Networking solutions help customers increase business agility, save CAPEX and OPEX, improve productivity and extract the greatest value from investments in network infrastructures. In April 2007 we acquired Covelight, a U.S.-based company providing web channel intelligence technology, which added enhanced capabilities to our Business Smart Networking portfolio.

Over the years, our products have won a number of awards for performance, including Network Computing (Editor’s Choice), SC Magazine (Recommended Buy Award), Network Computing (Well-Connected), Internet World (Best of Show), PC Magazine (Editor’s Choice) and Network Magazine (Product of the Year).  Most recently, Radware has received the following recognition and/or awards: Info Security Products Guide (2008 Global Product Excellence), Internet Telephony (2007 Product of the Year), Miercom Labs (Performance Verified), Network Products Guide (2008 Production Innovation), NSS Labs (Approved – Attack Mitigation), and SC Magazine (Finalist – 2008 Product Award). All of our products are Underwriters Laboratories (UL) compliant and our products have also achieved significant industry certification such as: the Common Criteria Evaluation & Validation Scheme (CCEVS) EAL 3 through the National Security Agency (NSA) program; FIPS 140-2 through the National Institute of Standards (NIST); and ISO 9001:2000 Quality of Management.  In addition, we have been recognized as among the top industry players in our respective markets by independent, third-party IT analysts - for example, Forrester Research, Frost & Sullivan, Gartner, IDC, and Yankee Group.

Products, Operating System (OS), Management Tool, Platforms, and Subscription Services

Radware sells application delivery and network security products (“devices”) that run different configurations of software to deliver features specific to the intended operation of the appliance. These products utilize the proprietary APSolute OS (operating system), which embeds common operating logic into each product. Multiple Radware devices can be managed through the APSolute OS common management tool and dashboard (Insite) and are delivered via hardware switching platforms (AS1 – AS5 and OnDemand Switches) with various levels of processing power, throughput, port density, and speed depending on selected model. In addition, Radware offers a security update subscription service. Its products, operating system, management tools, switching platforms, and subscription services are all marketed under the APSolute brand.

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

•  Application Performance Monitoring (APM)™ extends the capabilities of application delivery and security solutions providing real-time detailed visibility into application performance and accurately pinpointing the source of performance degradation.

•  AppXML™ provides secure, high-performance XML and web services communications for mission-critical applications between an enterprise and its business partners

•  DefensePro® Intrusion Prevention and Denial of Service products protect against worms, bots, viruses, malicious intrusions and Denial of Service attacks at up to 6-Gigabit speeds, preventing attacks in real-time for intrusion prevention and multi-layer application defense.

•         CID - Content Inspection Director® is a managed service delivery platform for carriers that enables centralized and optimized IP value added service deployment. It also provides high-performance security, media services and customizing delivery, to guarantee Service Level Agreements and generate new sources of revenues.

•  Inflight™ is a hardware device that provides online, network-based pervasive monitoring solution that delivers actionable, real-time business-level events to any back-end analytic system to optimize business processes and ensure compliance.

•  Insite ManagePro™ is an appliance-based management and monitoring system for IT staff to centrally manage distributed devices and check the health, real-time status, performance and security of enterprise-wide application delivery infrastructures.

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

•  SIP Director® a comprehensive SIP-aware application delivery controller (ADC) for application vendors, telecom equipment manufacturers (TEMs) and system integrators (SIs).

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

Application Switch 5 is a high-end platform for large enterprises and carriers which doubles the throughput capacity of Application Switch 4 released in 2005. Application Switch 5 features an 88Gb switching backbone, multi-Gigabit network processors, strong 1.7-GHZ CPU and a dual power supplies to provide the industry’s fastest Layer 7 performance and highest port density. We are also offering a new switch for our entry-level DefensePro® IPS/DoS x02 model series, the Security Platform 1.

In 2008, we introduced our next generation of hardware platforms, the OnDemand Switch™ 1 & 2 series, designed for medium and large-sized enterprises and carriers. OnDemand Switch provides expandable throughput from 0-4 Gbps via software license upgrade to meet the ever-changing needs of growing businesses, simplifying the upgrade process and providing investment protection, with on-demand throughput and services scalability, supporting all layer 4-7 network requirements. The OnDemand Switch 1 Series features nominal throughput from 0 to 4Gbps with 4 ports of gigabit Ethernet; the OnDemand Switch 2 Series features nominal throughput from 1-4 Gbps and16 ports of gigabit Ethernet.

Our products are compatible with any system that uses the Internet protocol and can operate with various network structures, configurations and operating systems. Our products support a wide variety of IP-based applications, including web services, e-mail, voice, P2P, Enterprise Resource Planning (ERP), Customer Relationship Management tools, database and file transfers.

Operating System (APSolute OS)

APSolute OS is a modular operating system for our products. Users can define classes of traffic and policies for how network resources should handle that traffic based on any combination of network, application, content and user information. APSolute OS service modules (each as described below), which are available on our hardware products, include: Advanced Health Monitoring, Traffic Redirection, Bandwidth Management, Application Acceleration, Intrusion Prevention and DoS Protection. With APSolute OS, enterprises and carriers can address existing and emergent application service requirements across server farms, security and connectivity layers.

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

In 2007, approximately 28% of our sales were in the Americas (principally in the United States), 33% were in EMEA (Europe, Middle East and Africa) and 39% in Asia-Pacific, compared to 34%, 34% and 32%, respectively, in 2006, and 41%, 31% and 28%, respectively, in 2005. Other than the United States and China, no single country accounted for more than 10% of our sales for 2007. For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see Item 5A.

In 2007, approximately 67% of our sales derived from product sales and 33% derived from service sales, compared to approximately 70% and 30%, respectively, in 2006 and approximately 72% and 28%, respectively, in 2005. For the year ended December 31, 2007, no single customer accounted for more than 10% of our sales. For the years ended December 31, 2006 and 2005, one single customer (a distributor) accounted for 12% and 16% of our sales, respectively. As of December 31, 2007 and 2006, no single customer represented more than 10% of the trade receivables balance.

Seasonality

Our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales and by seasonal purchasing patterns of some of our customers. Some of our customers plan their annual purchasing budget at the beginning of each year which causes the first quarter of the year to be slow compared to other quarters. In addition the third quarter may be weak compared to other quarters because of the slowdown in business activities during the summer months in Europe. Furthermore, certain of our customers tend to make greater capital expenditures towards the end of their own fiscal years thus increasing our sales for such period.

Sales and Marketing

Sales. We market and sell our products primarily through an indirect sales channel that consists of distributors and resellers located in North America, Europe and Asia. In addition, we generate direct sales to select customers. Our sales channels are supported by our sales managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2007, we employed a total of 47 sales managers and sales staff in the Americas with locations in various states. We also employed 86 sales managers and sales staff based in the rest of the world, who are responsible for developing and maintaining distribution channels outside the Americas. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

Marketing Strategy. Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality Application Delivery and Network Security solutions to help drive demand for our products. We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our sales force and marketing efforts are principally directed at developing brand awareness and providing support to our distributors/resellers to promote sales. We participate in major trade shows and offer support to our distributors who participate in regional trade shows and events. We also invest in online and search engine advertising campaigns as well as a global public relations campaign. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, value added resellers and other companies that have formed strategic alliances with us.

We have entered into co-marketing arrangements with companies in other complementary segments, in order to broaden our customer base by selling joint solutions comprised of such complementary products. As an example, an applications vendor could sell our AppDirector™ to its customers in conjunction with its application in order to load-balance and optimize the application performance. Such co-marketing arrangements include:

-	ArcSight Inc;
-	Avaya, Inc.;
-	BEA Systems, Inc.;
-	Comverse;
-	Hewlett Packard Company;
-	IBM, Inc.;
-	InfoSys Technologies Ltd;
-	Microsoft Corporation;
-	Oracle Corporation;
-	Riverbed Technology Inc.;
-	SAP AG.; and
-	Juniper Networks, Inc.

However, there is no assurance that the above co-marketing and strategic alliance agreements would result in a substantial increase in our revenues.

Strategic Alliances and Original Equipment Manufacturer Agreements. We have entered into strategic alliances and original equipment manufacturer agreements with other software and hardware vendors, as well as mutual channel information sharing arrangements. We believe that these companies have significant customer relationships and offer products which complement our products. The products are branded with the names of these companies or co-branded with our name. These agreements are standard distributor agreements, purchase agreements, OEM (original equipment manufacturer) agreements or other specific agreements. We plan to further invest in the development of strategic alliances in order to provide greater access to our target markets and enhance our brand name. We have also entered into original equipment manufacturer agreements with software vendors, including Forum Systems, Inc. and Imperva, Inc, in which we incorporate such vendors’ software into our products to create additional value to our customers.

Technical Management

Our technical team, which consists of 139 employees worldwide as of December 31, 2007, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products. In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically get new software versions of their products and obtain optimized performance by purchasing any of the following five optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement.

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

As of December 31, 2007, our research and development staff consisted of 216 employees. Research and development activities take place at our facilities in Israel and in North Carolina.  We employ established procedures for the requirement management, development and quality assurance of our new product developments.  Our research and development organization is divided into Security, Application Delivery and Management groups. Within those groups the organization is divided according to our existing products.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of the Radware platforms which are the basis for all products, serving all product groups, which consists of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to the Chief Operating Officer.
We occasionally use third-party subcontractors for the development of portions of research and development projects.

Manufacturing and Suppliers

The assembly and integration of our products, quality assurance testing, packaging and shipping operations are primarily performed at our facility in Jerusalem, Israel.

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

Circuit boards are the principal component which we use in the manufacturing process of our products. If we are unable to acquire circuit boards from USR on acceptable terms, or should USR cease to supply us with circuit boards for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period. We entered into agreements with two additional suppliers, and in 2007 shifted approximately 10% of our purchases to a second supplier. The manufacturing process with these suppliers, who are also ISO 9001 certified, is similar to the process with USR. We expect that in 2008 we would shift an additional share of our purchases to the third supplier, Nexcom, that is the sole manufacturer of the circuit board for our new OnDemand Switch platform. To date, since we have only purchased relatively small quantities from those suppliers, we have no assurance that the our plan to purchase a substantial amount from these suppliers will be successful. Therefore, we continue to be dependant on USR and may become dependant on Nexcom.

Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology. We have a policy that requires our employees to execute employment agreements, including confidentiality and non-compete provisions.

We have registered trademarks for“Radware®”, “APSolute®”, “Web Server Director®”, “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®”, “Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®”, “CID – Content Inspection Director®” and “SIP Director®” and we have trademark applications pending for “AppDirector”™, “AppXCel™”, “SecureFlow™”, “SOADirector™”, “APPXML™”, “On Demand Switch™” and “APSolute Vision™”. We do not currently own any registered copyrights. We have registered patents in the United States for our triangle redirection method used for the global load balancing, for our mechanism for efficient management and optimization of multiple links used in our LinkProof product, for our method for load balancing by global proximity used in our WSD product, for our method for controlling traffic on links between autonomous BGP systems and for our passive monitoring and event detection mechanisms, used for business event monitoring in our Inflight product. We have pending patent applications and provisional patents in connection with several methods and features used in our products. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

Competition

The Application Delivery and Network Security markets are highly competitive and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc. and Foundry Networks, Inc. In addition, we face competitors in the Network Security space, with respect to our Intrusion Prevention Systems (IPS). Such principal competitors include Juniper Networks, Inc., 3Com Systems, Inc. (TippingPoint), McAfee, Inc., Sourcefire, Inc., and IBM Corporation (Internet Security Systems), We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. For example, F5 acquired Acopia Networks and Citrix acquired XenSource to add virtualization to their respective portfolios. Larger companies with substantial resources, brand recognition and sales channels may also form alliances with or acquire competing Application Delivery or Network Security solutions and emerge as significant competitors. For example, IBM Corporation became a competitor in the Network Security market by acquiring Internet Security Systems (ISS). Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to maintain and increase profitability. Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

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

Government Regulations

Environmental Regulations.

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. The “RoHs” Directive requires products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances. Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive) requires produces of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products. We are currently in compliance with the RoHs and WEEE regulations.

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

The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the Research and Development Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment may have retroactive effect, although there is no assurance as to whether and when it will be adopted. The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon notification to the Chief Scientist, up to 10% of the manufacturing volume may be performed outside of Israel. Furthermore, upon the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The Research and Development Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the Research Committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted. The increased royalty rate and repayment amount will be required in such cases.

By December 31, 2001, we repaid by way of royalties the full amount we owed to the Chief Scientist. In 2004, we applied, together with another company, to obtain a grant from the Chief Scientist under the “joint R&D project” track. The Chief Scientist approved the maximum grant to the project of approximately $0.2 million. In 2005, we applied to obtain an additional grant from the Chief Scientist, under the same project. The Chief Scientist approved an additional grant to the project in an additional maximum amount of approximately $0.2 million. During 2005 and 2006 we have received an aggregate amount of $0.4 million for this project from the Chief Scientist. No future grants are expected in relation to this project.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Research Committee. Such approval is not required for the export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to third parties outside Israel, except in certain special circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas), or (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

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

C.Organizational Structure

We have a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in America. We also have subsidiaries in Australia, France, Germany, the United Kingdom, Italy, Japan, Singapore, Korea, Canada, Switzerland and India. We have also established representative offices in China, Taiwan and Russia. All of our subsidiaries are wholly-owned. Our subsidiaries include:

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

(*) Purchased during 2007

Yehuda Zisapel is a co-founder and shareholder of Radware. Yehuda Zisapel is also a member of the Board of Directors of Radware. Individually or together with his brother, Zohar Zisapel, he is also a founder, director and/or principal shareholder of several other companies which, together with Radware and our subsidiaries listed above are known as the RAD-Bynet Group. These corporations include:

AB-NET Communications Ltd. BYNET Data Communications Ltd. BYNET Electronics Ltd. BYNET SEMECH (outsourcing) Ltd. Bynet Software Systems Ltd. Bynet System Applications Ltd. Chanellot Ltd.	Ceragon Networks Ltd. Commex Technologies Ltd. Internet Binat Ltd. Packetlight Networks Ltd. RAD-Bynet Properties and Services (1981) Ltd. RADCOM Ltd. RAD Data Communications Ltd.	WISAIR Inc. Sanrad Inc. RADLive Ltd. RADView Software Ltd. RADVision Ltd. RADWIN Ltd. RiT Technologies Ltd. Silicom Ltd. Radbit Computers, Inc.

The group also includes several other holdings, real estate companies, biotech and pharmaceutical companies. The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

In addition to engaging in other businesses, members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products. See also “Item 7 – Major Shareholders and Related Party Transactions - Related Party Transactions”.

D.Property, Plants and Equipment

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 80,000 square feet of leased office space in Tel Aviv, Israel, in two buildings: one, consisting of approximately 48,000 square feet, with a lease expiring in November 2012, and the other of 32,000 square feet, with a lease expiring in May 2011. Both facilities are leased from affiliated companies owned by Messrs. Yehuda and Zohar Zisapel. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.” We also lease office space of approximately 5,920 square feet in a nearby location in Israel from an unaffiliated party.

In addition, we lease approximately 6,324 square feet of space in Jerusalem for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. The lease expires in February 2011. We also sublease approximately 2,150 square feet in Jerusalem for our manufacturing facility. The sublease expires in April 2009. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.”

The aggregate annual rent for the premises in Israel for 2007 was approximately $989,000.

Other locations. In the United States, we lease approximately 12,382 square feet in Mahwah, New Jersey from a company owned by Yehuda and Zohar Zisapel, which lease will expire in April 2010. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.” We lease approximately 6,881 square feet for our research and development facilities in North Carolina, which lease will expire in September 2012. In addition, we lease facilities for the operation of our subsidiaries and representative offices in several locations in Europe and Asia-Pacific, all from unrelated third parties.

The aggregate annual rent for the premises in locations outside Israel in 2007 was approximately $1,849,000.

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

We sell to a large extent through sales channels such as resellers and distributors. Most of our direct sales are to strategic customers in the United States. The web channel intelligence technology acquired from Covelight Systems in April 2007 (“Inflight”) is marketed under the existing APSolute product portfolio through direct sales channels and through resellers and distributors in subsequent phases.

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

Research and Development Expenses. Research and development (“R&D”) expenses consist primarily of salaries and related personnel expenses, costs of subcontractors and prototype expenses related to the design, development, quality assurance and enhancement of our products, and depreciation of equipment purchased for the development and testing processes. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product objectives and therefore we plan to invest additional resources in 2008 in expanding our R&D organization, including new hires and purchase of new and advanced testing and development equipment.

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

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit, expenses related to the implementation of Section 404 of the Sarbanes-Oxley Act of 2002, and additional consulting fees), bad debt expenses and other general corporate expenses.

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

On January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

Our adoption of SFAS No. 123(R) in 2006 and 2007 resulted in additional operating expenses of $4.5 million and contributed 23 cents loss per diluted share in each of these years. The impact of SFAS 123(R) on our results of operations in future period may be affected by our stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price, expected forfeiture rate and employee stock option exercise patterns.

On December 31, 2007, we granted 500,000 stock options to Roy Zisapel, our Chief Executive Officer, with an exercise price of $15.22 per share. The exercise of these options is contingent upon the increase in the market price of our ordinary shares. The options expire seven years from the grant date. For details on the calculation of the fair market value of the options see note 9 to the financial statements.

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

Taxes. Israeli companies are generally subject to corporate tax on their taxable income at the rate of 29% for the 2007 tax year and 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we have established an approved enterprise program, which is eligible for the tax benefits for operational profit, described below under the heading ”Corporate Tax Rate”. These benefits result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income. The tax rate depends upon the percentage of our income derived at that time from the approved enterprise program. The tax benefits depend on our meeting the requirements of the approved enterprise program and there is no assurance we will be able to obtain such benefits. We have carry-forward capital losses for tax purposes and we anticipate to utilize these losses in 2008 and subsequent years. We have recorded a deferred tax asset in relation to these losses. Our U.S. subsidiary and two other subsidiaries have carry-forward tax losses to offset against future taxable profit. We have recorded a deferred tax asset in relation to these carry-forward tax losses and we anticipate that we will utilize part of these tax losses in 2008 and subsequent years. Accordingly, we have recorded a valuation allowance in connection with the portion of deferred tax assets not expected to be utilized. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly. We may incur tax expenses in 2008 which we anticipate to be at a rate of up to 10% of our operating income, assuming we are profitable in 2008.

Market Trends. According to IT analyst estimations, the IT market in 2007 continued to grow slightly but at a lesser rate than 2006. Thus far in 2008, growth has been slow due to real-estate and financial issues leading to recession fears. More specifically, the growth rate of IT expenditure in the US may decrease somewhat on a year-to-year comparison with estimates by IDC at 4% growth. As a result of current economic environment, some analysts believe that IT growth may currently be the lowest since 2004. In light of the foregoing, it is difficult to predict the conditions of our market going forward. In addition, we believe that market conditions cause our customers and potential customers to be more conservative in planning their spending. If the global conditions deteriorate, and companies in our target markets continue to reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market continues to be flat and customers continue to experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition

We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. For example, F5 acquired Acopia Networks and Citrix acquired XenSource to add virtualization to their respective portfolios. The dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

We intend to continue our investment in the marketing and branding of our APSolute product family, in order to broaden market acceptance of such products. Such investment includes: participation in trade shows and regional industry events; testing of our products by leading firms in the industry; investment in brand awareness and online advertising; co-marketing with distributors, resellers and alliances and similarly related activities. There is no assurance that we will be successful in such marketing and selling activities and that the increase in revenues, if any, will justify the investment.

Business Combinations. In December 2005, we acquired the business of V-Secure which included the acquisition of intellectual property, technology, customers relationship and goodwill. The initial consideration for the acquisition was $9,168,000, out of which an amount of $9,011,000 was paid in cash; and $148,000 was paid by issuance of fully vested warrants to V-Secure to purchase 45,454 ordinary shares of the Company. The remaining balance was related to acquisition costs payable. The agreement by the parties provided for additional cash consideration of $6,000,000 subject to meeting certain requirements. Pursuant to an addendum signed by the parties in 2006, additional cash consideration of $3,000,000 was paid as part of the purchase agreement during 2006 and V-Secure waived any claim or demand for additional payments. Accordingly, the total consideration for the acquisition amounted to $12,168,000.

The purchase price for the above acquisition was allocated to the identifiable intangible assets acquired (which have been valued by a third-party valuation specialist) based upon their estimated fair values. The acquisition was accounted for under the purchase method of accounting. During 2007, no impairment loss was recorded in connection with the acquired intangible assets. See also Note 1e to our Consolidated Financial Statements included in this annual report.

In April 2007, we acquired the business of Covelight which included the acquisition of its working capital, property and equipment, technology, customer relationships and goodwill. The total consideration for the acquisition was $7,660,000 which was paid in cash, of which $160,000 was related to acquisition costs. Additional cash consideration of $8,500,000 (earn-out) was to be payable contingent upon reaching sales performance targets by April 2008. Since the sales targets were not achieved we were not required to pay the additional earn-out amount. Accordingly the total consideration for the acquisition amounted to $7,660,000.
The acquisition of Covelight was accounted for under the purchase method of accounting. The purchase price was allocated to the identifiable intangible assets acquired (which have been valuated by management using a third-party valuation specialist) based upon their estimated fair values. During 2007, no impairment loss was recorded in connection with the acquired intangible assets. See also note 1f to our Consolidated Financial Statements included in this annual report.

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

Our management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Accounting for doubtful accounts;

•	Marketable securities;

•	Inventory valuation;

•	Goodwill and intangible assets valuation;

•	Stock-based compensation;

•	Income taxes; and

•	Legal contingencies.

Revenue Recognition. The Company and its subsidiaries generate revenues from selling their products and post-contract customer support to a large extent through distributors and resellers, all of which are considered as end-users. In North America (and rarely in the rest of the world), the Company also generates revenues from direct sales to select end users.

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

Marketable Securities .We account for investments in marketable debt securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2007, all of our debt securities are classified as available-for-sale securities. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net. As of December 31, 2006 and December 31, 2007, no impairment losses have been identified.

Debt securities are classified as held-to-maturity when we have the intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net. As of December 31, 2006 no impairment losses have been identified. As of December 31, 2007, we did not classify any of our securities as held-to-maturity.

Inventory Valuation. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand for our old or new products, or market conditions are less favorable than our projections, additional inventory write-downs may be required and would be reflected in cost of sales for such period. During 2006 we did not perform any inventory write-offs. During 2007 we performed inventory write-offs in a total amount of $2.1 million, mainly in connection with the anticipated release of our new generation platforms.

Goodwill and Intangible assets. Goodwill represents excess of the costs over the fair value of net assets of businesses acquired. Under SFAS No. 142 (“SFAS 142”), goodwill is not amortized. SFAS 142 requires goodwill to be tested for impairment at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value with its carrying value. Fair value is determined using discounted cash flows and market multiples. During the years ended December 31, 2006 and December 31, 2007 no such impairment losses were recorded.

Intangible assets are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. Acquired technology and customer relationships are amortized using the straight-line method over an estimated period between one to ten years during which benefits are expected to be received. During 2007, an amount of $929,000 was recorded as amortization expenses, included in cost of revenues and sales and marketing expenses. As of December 31, 2006 and as of December 31, 2007, no impairment losses have been identified.

Stock-based compensation. For a discussion of the accounting of stock-based compensation - see “Item 5 – Operating and Financial Review and Prospects - General - Stock-based compensation”, and note 2p and note 9 to the financial statements.

Income Taxes. We and our subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We and our subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

In July 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

FIN 48 applies to all tax positions related to income taxes subject to FAS 109. This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months (See also note 10 to the financial statements). FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 as of January 1, 2007, did not have any effect on our retained earnings and financial position.

Legal Contingencies. We are a party to a few litigation proceedings as described in “Item 8 – Financial Information - Legal Proceedings”.

Impact of recently issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (“SFAS 157”) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact our consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. As such, the adoption of SFAS 157 is not expected to have any effect on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (“SFAS 159”). Under this Standard, we may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. Our management has determined that the adoption of SFAS 159 will not have a significant impact on our consolidated financial statements since it has not elected the fair value option for any of our existing assets or liabilities as of SFAS 159 effective date.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS 141R”), Business Combinations. SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on our consolidated financial statements at this time.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of SFAS 160 shall be applied retrospectively for all periods presented. As such, the adoption of SFAS 160 is not expected to have any effect on our consolidated financial statements.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces SAB 107, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the "simplified" method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. We are currently evaluating the impact of adopting SAB 110.

A.	Operating Results

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year ended	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2003	2004	2005	2006	2007
Revenues:
Products	72.1%	76.3%	72.1%	70.4%	67.0%
Services	27.9	23.7	27.9	29.6	33.0
	100.0	100.0	100.0	100.0	100.0
Cost of Revenues:
Products	12.8	11.8	12.0	12.6	14.8
Services	5.2	6.0	7.2	6.8	6.7
	18.0	17.8	19.2	19.4	21.5
Gross profit	82.0	82.2	80.8	80.6	78.5
Operating expenses:
Research and development, net	15.3	15.1	16.8	21.7	26.5
Sales and marketing	54.3	46.6	51.5	61.6	65.4
General and administrative	7.6	6.6	6.8	7.6	8.0
Total operating expenses	77.2	68.3	75.1	90.9	100.0
Operating profit (loss)	4.8	13.9	5.7	(10.3)	(21.5)
Financial income, net	6.9	6.7	6.6	9.1	8.4
Income (loss) before income taxes	11.7	20.6	12.3	(1.2)	(13.1)
Income taxes	-	(0.5)	(0.3)	(0.4)	(0.5)
Minority interest in earnings of a subsidiary	(0.1)	-	-	-	-
Net income (loss)	11.6%	20.1%	12.0%	(1.6)%	(13.6)%

Geographical Distribution of Revenues

The Company operates in one reportable segment. Its total revenues are attributed to geographic areas based on the location of the end-users.

Following is the breakdown of the Company’s total revenues by geographical distribution both in U.S. dollars and as a percentage of total revenues for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31, 2005		Year Ended December 31, 2006		Year Ended December 31, 2007
	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)
North, Central and South Americas (principally the United States)	31,900	41.1%	27,646	34.0%	24,368	27.5%
EMEA (Europe, the Middle East and Africa)	24,074	31.0%	27,529	33.8%	29,412	33.2%
Asia-Pacific	21,610	27.9%	26,235	32.2%	34,851	39.3%

Total	77,584	100%	81,410	100%	88,631	100%

Breakdown of Total Revenues by Products and Services

The following table provides the breakdown of the Company’s total revenues by products and services both in U.S. dollars and as a percentage of total revenues for the years ended December 31, 2005, 2006 and 2007:

	Year Ended December 31, 2005		Year Ended December 31, 2006		Year Ended December 31, 2007
	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)
Products	55,902	72.1%	57,335	70.4%	59,422	67.0%
Services	21,682	27.9%	24,075	29.6%	29,209	33.0%

Total	77,584	100%	81,410	100%	88,631	100%

Executive Summary – Year Ended December 31, 2007

Sales in 2007 were approximately $88.6 million, an increase of 9% compared with sales of $81.4 million in 2006. In 2007 we continued the trend of sequential increase in sales, year over year, since our inception. The cost of sales as percentage of revenues increased slightly compared to 2006, mainly due to a one-time inventory write-off in the beginning of 2007. In order to continue to strengthen and broaden our product lines we have increased our investments in research and development during 2007, mainly increasing the manpower and subcontractors engaged in the development of our products. In order to increase market acceptance of our new products and to strengthen our branding and market penetration in certain regions, we increased our sales and marketing expenses throughout the year. Our sales increased at a lower rate than the increase of our operating expenses. As a result of the aforementioned, our operating results in 2007 reflected a loss of $19.0 million, compared to an operating loss of $8.3 million in 2006. The financial income remained the same as in 2006.

In 2008 we intend to continue and increase investment in the development of new products and directions as well as in the improvement of existing products, to support continued growth in our sales and enhancement of market acceptance for our offerings, including in the branding and market penetration of the Covelight technology which become a part of our product suite starting May 2007. As a result our cost of sales, research and development and sales and marketing expenses are expected to increase compared to 2007. There is no assurance that our investment in new products and market penetration will increase our revenues and justify the additional expense.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Revenues. Sales in 2007 were approximately $88.6 million, including sales of products of $59.4 million and services revenue of $29.2 million, an increase of approximately 9.0% compared with sales of approximately $81.4 million in 2006 which included sales of products of $57.3 million and services revenue of $24.1 million. The increase in services revenue is attributed mainly to renewal of service contracts. During 2007 we moderately increased our sales compared to 2006. We attribute the moderate increase mainly to the restructuring of our American sales team which we began implementing in the fourth quarter of 2006 and continued through the first half of 2007 due to the need to train new employees, and the time required to build customer relationships and sales pipelines. This restructuring negatively affected our sales in North America in 2007, and caused the portion of our sales in North America to decrease to 28% of our sales, compared to 34% in 2006. On the other hand, the increase in sales in the Asia-Pacific region in 2007, which represented 39% of our total sales in 2007, compared to 32% in 2006, enabled us to present moderate growth in sales in 2007 compared to 2006 despite the weakness in the North American region as described above.

Cost of Sales. Cost of sales was approximately $19.0 million in 2007, comprised of $13.1 million as cost of products sales and $5.9 million as cost of services revenue, compared with cost of sales of approximately $15.8 million in 2006 which was comprised of $10.3 million of cost of products sales and $5.5 million as cost of services revenue. Cost of products sales as a percentage of products sales was 22.1% in 2007, compared to approximately 17.9% in 2006. The main reason for this increase is inventory write-offs we performed during 2007. In addition, as some of the products we offer have stronger performance, the manufacturing costs for these products are higher, but these higher costs are only partially offset by higher sales prices charged to our customers. Cost of sales related to services revenues in 2007 was 20.2% compared to 22.9% in 2006. As a major portion of these costs were fixed costs (mainly salaries of technical personnel), the increase in sales did not translate into the same rate of costs increase. In addition, renewal service agreements require fewer resources and as the portion of the renewal support sales increases, the related costs decrease as a percentage of sales.

Research and Development Expenses. Research and development expenses were approximately $23.5 million in 2007, an increase of 33.0% compared with research and development expenses of approximately $17.7 million in 2006. The increase was primarily due to hiring of new R&D personnel, the increase in salary level needed to obtain high level personnel, increase in payments to subcontractors and the devaluation of the U.S. dollar against the NIS (as most of the R&D salaries are paid in NIS), due to the depreciation of R&D equipment purchased during 2007 and due to the increased use of subcontractors and consultants to assist with and promote certain R&D projects. Additional R&D employees were hired during 2007 in order to support the development of new platforms and products, including enhancement of our quality assurance department. We expect our R&D expenses to increase in 2008, mainly due to the increase in our R&D personnel in 2007 which affected 2007 only partially (relatively to the employment period of these new employees in 2007) and will affect 2008 fully, due to the continuing devaluation of the U.S. dollar against the NIS from the beginning of 2008, due to the recruitment of additional personnel and due to salary increases of existing personnel.

Sales and Marketing Expenses. Sales and marketing expenses were approximately $58.0 million in 2007, an increase of 16.0% compared with sales and marketing expenses of approximately $50.1 million in 2006. As a percentage of total revenues, the share of sales and marketing expenses increased from 61.6% in 2006 to 65.4% in 2007. The increase of our sales and marketing expenses in 2007 was related mainly to our continued investment in strengthening the sales teams in some of our offices in the U.S., Asia-Pacific and EMEA. We anticipate increasing sales and marketing expenses also in 2008 primarily for the purposes of increasing brand awareness and market acceptance of our products (by participation in trade shows and seminars, testing and certification of our products by leading firms in the industry and receiving top analysts coverage for our products and strategy).

General and Administrative Expenses. General and administrative expenses were approximately $7.1 million in 2007, compared with general and administrative expenses of approximately $6.2 million in 2006. This increase is primarily due to the increase of salaries expenses which resulted from hiring of new personnel, salary increases, the devaluation of the U.S. dollar against the NIS (as most of the general and administrative salaries are paid in NIS) and due to amortization expenses related to our ERP system.

Financial Income, Net. Financial income, net was approximately $7.4 million in 2007, the same as in 2006. The average yield on our investments in 2007 was higher than in 2006, which resulted in an increase in our financial income from our investments. This increase was offset by a decrease in our gains resulting from foreign currency translation differences.

Income Taxes. Income taxes were approximately $0.4 million in 2007 (in and outside Israel), the same as in 2006. This amount derives mainly from current taxes and changes in deferred taxes.

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

Sales and Marketing Expenses. Sales and marketing expenses were approximately $50.1 million in 2006, an increase of 25% compared with sales and marketing expenses of approximately $40.0 million in 2005. Percentage-wise, the share of sales and marketing expenses of total revenues increased from 51.5% in 2005 to 61.6% in 2006. The increase of our sales and marketing expenses in 2006 is related to the continued investment in market acceptance of new products and our next generation APSolute product family, and investment in strengthening the sales teams in some of our offices in the U.S., Asia-Pacific and EMEA. The increase is also related to the adoption for the first time of SFAS No. 123(R) in 2006, which resulted in an additional expense of $2.5 million.

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

Capital expenditures for the years ended December 31, 2005, 2006 and 2007 were approximately $3.6 million , $5.8 million and $6.7 million, respectively. These expenditures were mainly comprised of machinery and equipment, computers, lab equipment and testing tools and an ERP system. During 2007 we continued our investment in purchasing and implementing a new ERP system which became partially operational during 2007. Additional investments related to the implementation of the ERP system and to the purchase and implementation of additional modules are expected to take place during 2008. We may have additional capital spending consistent with possible growth in our operations, infrastructure and personnel.

Net cash used in operating activities for the year ended December 31, 2007 was approximately $1.1 million compared to net cash provided by operating activities of approximately $7.3 million and $13.9 million for the years ended December 31, 2006 and 2005, respectively. Net cash provided by operating activities for the years 2007, 2006 and 2005 changed primarily due to the changes in our operating profit and loss in these years, mainly as a result of the increase in operating expenses – which exceeded the pace of increase in sales in these years. Net cash used in operating activities for 2007 consisted primarily of net loss, adjusted for non-cash activity, partially offset by a decrease in inventories and increase in deferred revenues and other payables and accrued expenses, plus an increase in other receivables and prepaid expenses. Net cash provided by operating activities for 2006 consisted primarily of net loss, adjusted for non-cash activity, plus increase in trade payables and deferred revenues, offset by an increase in trade receivables and in inventories. Net cash provided by operating activities for the year 2005 consisted primarily of net income, adjusted for non-cash activity, plus an increase in deferred revenues and other payables and accrued expenses, offset by an increase in trade receivables and inventories.

Net cash provided by investing activities was approximately $35.8 million for 2007, compared to net cash used in investing activities of approximately $39.8 million for 2006, and to net cash provided by investing activities of approximately $26.3 million for 2005. Cash was provided in 2007 mainly from redemption of marketable securities, partially offset by purchase of marketable securities, purchase of property and equipment and payment for the acquisition of Covelight Inc. Cash was used in 2006 mainly for the purchase of marketable securities and also for purchase of property and equipment, and for the completion of the acquisition of V-Secure Technologies Inc., partially offset by the sale and redemption of marketable securities and bank deposits. Cash was provided in 2005 mainly from redemption of long-term bank deposits which was partially offset by the purchase of marketable securities and by the acquisition of the business of V-Secure Technologies Inc. and other property and equipment.

Net cash provided by financing activities was $1.4, $1.6 and $7.3 million for the years ended December 31, 2007, 2006 and 2005, respectively, generated from options exercised by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans (see “Item 6 – Directors Senior Management and Employees – Key Employee Share Incentive Plan and Employee Stock Purchase Plan”).In 2006 the amount generated from options exercises was nearly fully offset by the repurchase of our shares.

As of December 31, 2007, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities of approximately $154.8 million, as compared to approximately $164.1 million as of December 31, 2006. Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our operating expenses. Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy. We anticipate that operating activities as well as capital expenditures will demand the use of our cash resources. We believe that cash balances will provide sufficient cash resources to finance our operations and the projected expansion of our marketing and sales activities and research and development efforts for a period of no less than the next twelve months.

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

Impact of Inflation and Currency Fluctuations

A devaluation of the U.S. dollar against the NIS and or appreciation or depreciation of the Euro to the dollar has direct influence on the U.S. dollar cost of our operations. Most of our sales are denominated in dollars or are dollar-linked and we incur a portion of our expenses, principally salaries and related personnel expenses, in Israel – in NIS, in Europe – in Euros and in Asia-Pacific in several local currencies . An appreciation of the NIS, or, unless offset by a devaluation of the NIS, inflation in Israel, will have a negative effect on our profitability. Conversely, devaluations of the NIS relative to the U.S. dollar at a rate in excess of the rate of inflation in Israel could have a positive effect on our profitability. In 2004 we began selling to the European Union countries in Euros instead of dollars in order to reduce the exposure to fluctuations in the Euro exchange rate. We are still exposed to the risk of an appreciation of the Euro in the event our expenses in Euros exceed our sales in Euros. In addition, if the Euro devaluates relative to the U.S. dollar and sales in Euros exceed expenses incurred in Euros, our operating profit may be negatively affected as a result of a decrease in the U.S. dollar value of our sales. If the dollar decreases in value relative to Chinese, Indian, Australian and/or Japanese currencies, the dollar cost of our operations in Asia-Pacific will increase and our operating profit will be negatively affected

The following table presents information about the rate of inflation in Israel and the changes in the exchange rates of the U.S. dollar relative to the NIS:

Year ended December 31,	Israeli inflation rate	U.S. dollar against NIS

2003	(1.9)%	(7.6)%
2004	1.2%	(1.6)%
2005	2.4%	6.8%
2006	(0.1)%	(8.2)%
2007	3.4%	(9.0)%
2008(1)	1.6%	(15.9)%

(1) January 1, 2008 through May 31, 2008

We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the dollar or if the timing of the devaluation lags behind inflation in Israel, or if there will be a revaluation of the NIS or a revaluation or devaluation of the Euro against the U.S. dollar. Because exchange rates between the NIS and the dollar and between the Euro, other currencies and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations or revaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in the statement of operations.

Market Risk

We do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk, with the exception of the following:

Approximately 7% of our investment portfolio is invested in a structured deposit with guaranteed principal and changing interest. An increase in short-term interest rates will negatively affect the income received from this deposit. In April 2008 the deposit was redeemed by its issuer. This redemption had no material effect on our financial income.

Approximately 48% of our investment portfolio is invested in high-rated marketable securities, mainly U.S. government and agency bonds and corporate bonds. Since these investments carry fixed interest rates, interest income over the holding period is not sensitive to changes in interest rates.

As of December 31, 2007 we had approximately $9.2 million (approximately 6% of our investment portfolio) invested in high-rated Auction Rate Securities. The sub-prime and credit market crisis in the United States at the end of 2007 caused a liquidity problem in connection with such securities. During the first few months of 2008 we succeeded in selling the majority of these securities and as of June 2008, we hold approximately $1.5 million (less than 1% of our investment portfolio) in high-rated Auction Rate Securities. We are monitoring closely the liquidity of such securities.

We currently have no debt.

C.	Research and Development, Patents and License

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2007, we had 216 employees engaged primarily in research and development activities, compared to 163 employees at the end of 2006.

For a discussion regarding the benefits provided under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor – see “Item 4 – Information on the Company – Business Overview – Israeli Office of Chief Scientist”.

D.	Trend Information

For a discussion of recent market trends - see “Item 5 – Operating and Financial Review and Prospects – General – Market Trends.”

E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2007 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US$ in thousands)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	8,250	2,853	3,985	1,412	-
Uncertain tax positions(2)	287
Total contractual cash obligations	8,537	2,853	3,985	1,412	-

(1) Consist of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2008 to 2012 (some with renewal options). The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2007.

(2) Uncertain income tax positions under FIN 48 are due upon settlement and we are unable to reasonably estimate the timing of settlement. See also Notes 2q and 10a of our Consolidated Financial Statements.

We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and North Carolina in the United States. We also lease premises for our subsidiaries’, representative offices’ and branches’ activities, in several locations in the United States, Europe and Asia-Pacific. Our aggregate annual rent expenses under these leases were approximately $2,838,000 for 2007.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position
Christopher McCleary(1)	55	Executive Chairman of the Board of Directors
Roy Zisapel(2)	37	Chief Executive Officer, President and Director
Meir Moshe	54	Chief Financial Officer

Vered Raviv-Schwarz	39	General Counsel and Secretary
Christine Aruza	40	VP Corporate Marketing

Amir Peles	36	Chief Technology Officer
Ilan Kinreich		Chief Operating Officer
Yuval Pemper	37	Vice President, Research and Development
Yehuda Zisapel (3)	65	Director
Zohar Gilon (3)(4)(5)(6)	60	Director
Orna Berry(3)(4)(5)(6)(7)	59	Director
Hagen Hultzsch (1)(5)(7)	67	Director
Herbert Anderson (2)(5)(6)	69	Director

(1) Term as director expires at the annual meeting of shareholders to be held in 2008.
(2) Term as director expires at the annual meeting of shareholders to be held in 2010.
(3) Term as director expires at the annual meeting of shareholders to be held in 2009.
(4) External Director, as defined in the Israeli Companies Law.
(5) Qualified as an independent director, as determined under the Nasdaq rules.
(6) Serves on the Audit Committee of the Board of Directors.
(7) Serves on the Compensation Committee of the Board of Directors.

Christopher McCleary has served as our Chairman of the Board of Directors since August 2006, and as a director since February 2000. Beginning June 1, 2007, Mr. McCleary serves as our Executive Chairman. From January 2004 until May 31, 2007, Mr. McCleary was a Partner at Blue Chip Venture Company since January 2004. He was previously the founder, Chairman and CEO of Evergreen Assurance, Incorporated from January 2002 to January 2004. During the years 2001, Mr. McCleary was non-executive Chairman of USinternetworking Inc. and served as the Chairman and Chief Executive Officer of USi from January 1998 until June 2000. Prior to founding USi, he was the Chairman and Chief Executive Officer of DIGEX, Inc. from January 1996 to December 1997. From October 1990 to January 1996, Mr. McCleary served as Vice President and General Manager for Satellite Telephone Service at American Mobile Satellite Corporation, a satellite communications company. Mr. McCleary currently serves as Chairman and a director of JackBe, Inc. He also serves on the Board of The State of Maryland Venture Fund, the City of Baltimore Emerging Technology Center and the Board of Director of Hosting.Com, Inc. Mr. McCleary has a Bachelor of General Studies from the University of Kentucky.

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

Ilan Kinreich has served as our Chief Operating Officer since December 2007. From 1993 until 2005 Mr. Kinreich was the founder and CEO of Radview Software Ltd., a company that developed performance testing and management solutions. From 1989 until 1991 Mr. Kinreich was a co-founder and VP R&D of Mercury Interactive. From 1984 until 1989 Mr. Kinreich was R&D manager at Daisy Systems. Mr. Kinreich began his career in 1977 at the technology units of the Israel Defense Forces where he oversaw the deployment of command and control systems and reached the rank of a Captain. Mr. Kinreich holds a Bs.C. degree in Mathematics and Computer Sciences from Bar-Ilan University, Israel.

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

Dr. Hagen Hultzsch has served as a director since January, 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. Dr. Hultzsch serves as a Board Member of the following companies: TranSwitch Corporation Inc., SCM-Microsystems Inc., Living-e AG and RIT Ltd. and he is a member of the advisory boards of several private and public technology companies. Dr. Hultzsch holds a PhD. from Mainz University.

Zohar Gilon has served as a director since October 2006. Mr. Gilon serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the United States. From 1993 until 1995, Mr. Gilon served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad. Currently, Mr. Gilon serves as a director of the following companies: RADCom Ltd., Orsense Ltd., Wisair Ltd., Oberon Media Inc., Tvinci Ltd., Syncho Ltd., PayoneerInc. and RADVentures, an investment fund for RAD Data Communications employees. Mr. Gilon holds a B.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. degree from Tel Aviv University.

Dr. Orna Berry has served as a director since October 2006. Dr Berry has been a Venture Partner in Gemini Israel funds since August 2000. Since January 2006 she has served as the Chairperson of the IVA (Israel Venture Association).  Since December 2005, she has served as the Chairperson of Prime Sense Ltd., and since January 2005, as the Chairperson of Adamind Ltd., a UK public company. From 1997 to 2000 Dr. Berry served as Chief Scientist and Director of the Industrial R&D Administration of the Ministry of Industry, Trade and Labor of the Government of Israel. In 1993 she co-founded ORNET Data Communication Technologies Ltd. and served as co-president of ORNET until 1997. Dr. Berry holds a Ph.D. in computer science from the University of Southern California, and M.A. and B.A. degrees in statistics and mathematics from Tel Aviv University and Haifa University, respectively. Currently, she serves as a director of the following companies:  Aladdin Knowledge Systems Ltd., Poalim Capital Markets, Mer Telemanagement Solutions Ltd. and Prime Sense Ltd.

Herbert Anderson has served as a director since January 2007. Mr. Anderson served as Corporate Vice President of Northrop Grumman Corporation and President of Northrop Grumman Information Technology until his retirement in 2004. Mr. Anderson first joined Northrop in 1984 as Vice President of Information Resources Management for the company's former B-2 division, after holding senior management positions with the Western Gear, McGraw-Edison and Eaton corporations. Mr. Anderson is a former member of the President's National Security Telecommunications Advisory Committee and of the Secretary of the Air Force Advisory Group, and a former board member of the Professional Services Council and the United Services Organization. Mr. Andersen holds a B.S. degree in business management from the University of Wisconsin.

Except as described above, there are no family relationships between any of the directors or members of senior management named above.

Under Nasdaq requirements, commencing July 31, 2005, a majority of the members of our Board of Directors are required to be “independent,” as defined thereunder. We currently satisfy this requirement as Mr. Zohar Gilon, Dr. Orna Berry, Mr. Herbert Anderson and Dr. Hagen Hultzsch, i.e., four out of our seven directors, qualify as independent directors under such Nasdaq rules.

Family Relationships

Yehuda Zisapel, a director and co-founder of the Company, is the father of Roy Zisapel, a director and the Company’s President and Chief Executive Officer.

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

The following table sets forth all compensation we paid with respect to all of our directors and officers as a group for the year ended December 31, 2007. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All directors and officers as a group, consisting of 13 persons*	$1,974,000	$164,000

* In addition to including the costs incurred for the 13 directors and officers includes fees and benefits incurred in relation to a former director (Professor Liora Katzenstein) and an officer (Mr. Larry Marino) who left the Company during 2007.

As of June 10, 2008 our directors and officers as a group, consisting of 13 persons, held options to purchase an aggregate of 1,919,000 ordinary shares. Beginning January 2006, our non-employee directors are entitled to the following compensation: (a) an annual fee of $20,000; and (b) a grant of options under our stock option plans to purchase 10,000 ordinary shares for each year in which such non-employee director holds office. The options will be granted for three (3) years in advance, and therefore every director will receive an initial grant of options to purchase 30,000 ordinary shares, which shall vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on such date. The grant will be made on the date of the director’s election, and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director); (c) a special attendance fee of $3,000 for the director’s attendance (in person) at a meeting of the Board of Directors held outside his/her country of residence; and (d) an annual fee of $5,000 for each director who presides as a chairman of any committee of the Board of Directors.

The above compensation policy was approved by our Compensation Committee, Board of Directors, Audit Committee and shareholders.

During 2007, we granted to our directors and officers options to purchase 1,027,500 ordinary shares, in the aggregate, at a weighted average exercise price of $15.01. The options expire between sixty-two months to eighty-four months after grant.

Chief Executive Officer Compensation

On October 4, 2006 our shareholders approved the increase of our Chief Executive Officer’s compensation, entitling him to a base salary in NIS equivalent to $200,000 per annum and, effective as of the year 2007, an annual bonus of up to $100,000, subject to achievement of certain milestones to be determined by the Compensation Committee and approved by the Audit Committee and the Board of Directors before the beginning of each year. The Compensation Committee determined the following milestones for the year 2007: 75% of the bonus would be based on achievement of the target revenue and 25% of the bonus would be based on the earnings per share (with $750 being paid for each 1 cent of earnings per share), but will be paid only if the annual revenue target is met. Based on the above milestones, the Chief Executive Officer was not granted a bonus for the year 2007. On December 31, 2007 our shareholders approved an increase of our Chief Executive Office’s base salary to an amount in NIS equivalent to $250,000. The annual bonus remains unchanged. The Compensation Committee determined the following bonus milestones for 2008: 75% of the bonus will be based on achievement of target revenue, and 25% of the bonus will be based on improving profitability by at least 10% compared to the 2008 annual budget.

On December 31, 2007, following the approval of our shareholders, we granted our Chief Executive Officer 500,000 stock options, with an exercise price of $15.22 per share. The exercise of these options is contingent upon the increase in the market price of our ordinary shares. The options expire seven years from the grant date.

C.   Board Practices

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

Our Articles of Association provide for a Board of Directors of not less than five and not more than nine directors. Currently, our Board of Directors consists of seven directors, including the external directors (as described below). In accordance with current Nasdaq requirements, nominees for election as directors are approved and recommended to the Board of Directors by a decision of a majority of our independent directors. Under the Companies Law, our Board of Directors is required to determine the minimum number of directors having accounting and financial expertise, as defined in regulations promulgated under the Companies Law, that our Board of Directors should have. In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that Zohar Gilon has such expertise.

Since our ordinary shares are listed for quotation on the Nasdaq Global Select Market, we are subject to the rules of the Nasdaq applicable to listed companies. In addition, since we are incorporated as an Israeli company, we are subject to the provisions of the Israeli Companies Law and the regulations adopted thereunder.

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors (other than our external directors) is divided into three classes with each class of directors serving until the third annual meeting following their election as follows:

Class*	Term expiring at the annual meeting for the year	Directors
Class III	2008	Christopher McCleary, Hagen Hultzsch
Class I	2009	Yehuda Zisapel
Class II	2010	Roy Zisapel, Herbert Andersen

At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Directors, other than external directors, are elected by a simple majority of the votes cast, whereas their removal from office requires the vote of a majority of at least seventy-five percent of the voting power represented at the general meeting. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, to the nearest extent possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control or management of our company.

The above classification does not apply to Mr. Zohar Gilon and Dr. Orna Berry, who were appointed as external directors and whose term of appointment ends in 2009.

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

Board Meetings

Our Board of Directors met 7 times during 2007 and all directors attended at least 75% of all Board meetings.

Our Committees

The Board of Directors appoints committees to help carry out its duties. Each committee reports the results of its meetings to the full Board of Directors. The Board of Directors established its Audit and Share Incentive Committees in 1999, and its Compensation Committee (which replaced the Share Incentive Committee) in 2004. Only non-employee directors serve on our Audit Committee and Compensation Committee.

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq Global Select Market and we are subject to the rules of the Nasdaq applicable to listed companies. Under the Nasdaq rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of which has accounting or related financial management expertise. The members of the Audit Committee, Mr. Zohar Gilon, Dr. Orna Berry and Herbert Anderson qualify as independent directors under the current Nasdaq listing requirements. The Board of Directors has determined that each Audit Committee member is “financially literate” as such term is defined by the Nasdaq rules and that Mr. Zohar Gilon is an “audit committee financial expert” within the meaning of the current rules of the SEC. In accordance with Nasdaq listing requirements, the Audit Committee has adopted a charter, which sets forth the Committee’s responsibilities.

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

The Audit Committee met 7 times during fiscal year 2007 and all members attended at least 75% of all Audit Committee meetings.

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

Approval of Interested Party Transactions

The approval of the audit committee is required under the Companies Law to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest. An audit committee may not approve an action or a transaction with interested parties or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which the approval was granted. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager.

Compensation Committee

Our compensation committee consists of two our independent directors, Dr. Orna Berry, who is also one of our External Directors, and Dr. Hagen Hultzsch. This committee was created in 1999 as the Share Incentive Committee and was renamed the Compensation Committee in 2004. The Compensation Committee met 6 times during fiscal year 2007 and all members attended at least 75% of the meetings. On March 8, 2005, our compensation committee adopted a charter, which sets forth the committee’s responsibilities. Pursuant to the charter, the compensation committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue options under our stock option plans. The Compensation Committee specifically approves and reviews, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s executive officers and non-employee directors.

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

As of December 31, 2007, we had 593 employees worldwide, of whom 276 were based in Israel, 138 were based in the United States and 179 were based in our other subsidiaries and offices. Of these 593 employees, 216 were employed in research and development, 297 were employed in sales, technical support, business development and marketing, and 80 were employed in management, operations and administration. As of December 31, 2006, we had 475 employees worldwide, of whom 229 were based in Israel, 96 were based in the United States and 150 were based in our other subsidiaries and offices, and as of December 31, 2005, we had 432 employees worldwide, of whom 191 were based in Israel, 118 were based in the United States and 123 were based in our other subsidiaries and offices.

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

Furthermore, our Israeli employees and we are subject to provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Association, by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern social benefits, cost of living increases, recreation pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Our employees are not represented by a labor union. The employees of our subsidiaries are subject to local labor laws, regulations and/or collective bargaining agreements that vary from country to country.

We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of June 10, 2008. The percentage of outstanding ordinary shares is based on 19,803,244 ordinary shares outstanding as of June 10, 2008.

Name	Number of ordinary shares		Percentage of outstanding ordinary shares
Yehuda Zisapel	3,045,218	(1)	15.33%
Roy Zisapel	1,028,841	(2)	5.09%
All directors and executive officers as a group (13 persons) (3)(4)	4,469,763		21.81%

(1) Consists of 2,985,218 shares, of which 295,000 are held by Carm-AD Ltd., and 239,491 are held by Radbit, Inc., both companies are owned and controlled by Yehuda Zisapel, and 60,000 options which are fully vested at the date of this Annual Report.

(2) Consists of 628,841 shares and 400,000 options which are fully vested or will be vested in the 60 days following the date of this Annual Report. In addition to the position stated in the table, Mr. Roy Zisapel is the beneficiary of a trust that, as of May 2006, the date on which the trust was established by him, held 229,142 ordinary shares. The trust is irrevocable and is scheduled to expire in May 2010. Mr. Zisapel does not control the trust and has limited access to information concerning activities and holdings of the trust. He disclaims beneficial ownership of the shares held in the trust.

(3) Consists of 3,780,388 shares and 689,375 options which are fully vested or which will be fully vested within the next 60 days.

(4) Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options held by each such party, and which are vested or shall become vested within 60 days of the date of this Annual Report) and have therefore not been separately disclosed.

Nasdaq Listing Standards

Our ordinary shares are currently listed on the Nasdaq Global Select Market and are thereby subject to the rules and regulations established by Nasdaq and applicable to listed companies. Rule 4350 of the NASDAQ Marketplace Rules imposes various corporate governance requirements on listed securities. Section (a)(1) of Rule 4350 provides that foreign private issuers are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, foreign private issuers may comply with the laws of their home jurisdiction in lieu of the requirements of such sections of Rule 4350.

We have chosen to follow the rules of our home jurisdiction, the Israeli Companies Law, in lieu of the requirements of (i) Rule 4350(i)(1)(b) regarding the requirement to distribute an annual report to our shareholders prior to our annual meeting of shareholders; (ii) Rule 4350(i)(1) (A) relating to the solicitation of shareholder approval prior to the issuance of designated securities when a stock option or purchase plan is to be established or materially amended; and (iii) Rule 4350(l) relating to the direct registration program. These requirements of Rule 4350 are not required under the Israeli Companies Law.

Key Employee Share Incentive Plan

In June 1997, we adopted our Key Employee Share Incentive Plan. Options granted pursuant to our share option plan are for a term of sixty-two months from the date of the grant of the option. As of December 31, 2007, 9,937,236 ordinary shares have been reserved for option grants under the plan, of which we have granted options to purchase 8,959,432 ordinary shares, at a weighted average exercise price of $11.43 per ordinary share. The amount of reserved shares includes an increase of the number of shares reserved under the plan in an amount of 3% of our issued and outstanding stock approved by the Board of Directors meeting held on January 27, 2008. We intend to grant further options under our share option plan to our executive officers and employees. In light of the new accounting standard SFAS No. 123(R), however, we may amend our option plan, reduce the number of options granted to the employees or suggest alternative compensation schemes.

Our share option plan is administered by the Compensation Committee of our Board of Directors, subject to the provisions of the Companies Law. Pursuant to the plan, the committee has the authority to determine (subject to applicable law), or advise the Board of Directors, in its discretion:

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

In order to comply with the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which was amended in January 2003, on March 5, 2003, our Board of Directors adopted an addendum to our share option plan with respect to options granted on or after January 1, 2003 to grantees who are residents of Israel. This addendum does not modify our share option plan with respect to grantees that are not residents of Israel.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 10, 2008, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission, or SEC. The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	3,045,218	15.33%
Roy Zisapel (2)	1,028,841	5.09%
FMR Corp. (3)	1,936,865	9.78%
P.A.W. Capital Corp. (4)	1,006,400	5.08%
Rima Management, LLC (5)	1,068,413	5.39%
Ergates Capital Management, LLC (6)	1,003,270	5.07%

(1) Includes 295,000 ordinary shares owned of record by Carm-AD Ltd., an Israeli company, which is controlled by Yehuda Zisapel, 239,491 ordinary shares owned of record by Radbit, Inc., a company organized under the laws of New-York, which is controlled by Yehuda Zisapel and 60,000 options which are fully vested at the date of this Annual Report. This information is based on Mr. Zisapel’s notification to our Corporate Secretary dated June 10, 2008.

(2) Includes 628, 841 shares and 400,000 options which are fully vested or will be vested in the 60 days following the date of this Annual Report. In addition to the position stated in the table, Mr. Roy Zisapel is the beneficiary of a trust that, as of May 2006, the date on which the trust was established by him, held 229,142 ordinary shares. The trust is irrevocable and is scheduled to expire in May 2010. Mr. Zisapel does not control the trust and has limited access to information concerning activities and holdings of the trust. He disclaims beneficial ownership of the shares held in the trust. This information is based on Mr. Zisapel’s notification to our Corporate Secretary dated June 10, 2008.

(3) Includes shares beneficially owned by Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp., as a result of acting as an investment advisor to various investment companies registered under Section 203 of the Investment Company Act of 1940, shares beneficially owned by Pyramis Global Advisors, LLC, an indirect wholly owned subsidiary of FMR Corp., and a an investment advisor registered under Section 203 of the Investment Company Act of 1940, as a result of its serving as an investment manager of institutional accounts, non-U.S. mutual funds or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares, and 2,700 shares are held by Fidelity International Limited, an investment advisor to various investment companies, and various foreign-based subsidiaries. Edward C. Johnson 3d and FMR LLC, through their control of Fidelity Management & Research Company and Pyramis Global Advisors, LLC, have sole power to vote their shares of Pyramis Global Advisors and to dispose of the shares owned by Fidelity Management & Research Company. This information is based on FMR’s last filed form 13G/A dated February 14, 2008 and FMR’s notification to our Corporate Secretary dated May 22, 2008.

(4) Shares are beneficially owned by P.A.W., Capital Corp., a Delaware corporation, and Peter W. Write, President of P.A.W. Capital Corp. This information is based on the PAW’s Schedule 13G filed with the SEC on March 3, 2008.

(5) This information is based on Rima’s Schedule 13G filed with the SEC on February 14, 2008.

(6) This information is based on Ergate’s Schedule 13G filed with the SEC on January 10, 2008.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of May 22, 2008, there were 41 holders of record of our ordinary shares, of which 22 record holders, holding approximately 13.89% of our ordinary shares, had registered addresses in Israel, and of which 17 record holders, holding approximately 86.11% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 86.10% of our outstanding ordinary shares as of said date).

B.    Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal stockholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel Aviv is material to our operations. We believe that the terms of the transactions to which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreement, as well as used a third-party consulting firm, and confirmed that it was not different than that which could have been obtained from unaffiliated third parties. In addition, the Company purchases different services from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication services. In the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in obtaining certain terms and conditions that may not be available from unaffiliated third parties on similar products and services.

All transactions and arrangements with affiliated parties, including other members of the RAD-Bynet Group, require the approval of our Audit Committee and our Board of Directors and may, in certain circumstances, require approval by our shareholders.

Services and Equipment Furnished by members of the RAD-Bynet Group

Some companies, which are also members of the RAD-Bynet Group provide us with marketing, administrative and network management services, and we reimburse each for its costs in providing such services. The aggregate amount of the reimbursements to such companies amounted to approximately $800,000 in 2007. During 2007 we purchased from members of the RAD-Bynet Group computer and testing equipment in the amount of $948,000.

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies owned by Messrs. Zohar Zisapel and Yehuda Zisapel. The facilities are located in 2 locations: One is a five-story building in Tel Aviv, Israel, consisting of approximately 48,000 square feet, plus storage and parking space. The monthly rent amounts to approximately $51,000. The lease expires in November 2012. The second location consists of two floors in the Or Tower in Tel Aviv, Israel with approximately 32,000 square feet, plus parking spaces. The lease expires in May 2011. The monthly rent for such 2 floors amounts to approximately $50,000. We also lease approximately 6,324 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. The lease expires in February 2011. The monthly rent amounts to $9,000. In addition we sublease 2,150 square feet in Jerusalem for our manufacturing facility from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. The sublease expires in April 2009. The monthly rent amounts to $2,000. We entered into an agreement with RAD Data Communications, Inc., a company controlled by Yehuda and Zohar Zisapel, pursuant to which we will lease approximately 12,382 square feet in Mahwah, New Jersey, consisting of 8,121 square feet of office space and 4,261 square feet of warehouse space, in consideration for monthly rent of approximately $17,000 (including taxes, electricity and management fees). The lease expires on April 20, 2010.

Distribution Agreement

Bynet Data Communications Ltd., a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis. We have a written distributor agreement with Bynet Data Communications Ltd., according to which we provide them with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet Data Communications amounted to $4,184,000 during 2007.

Compensation of Chief Executive Officer

See discussion in Item 6 “Directors, Senior Management and Employees - Directors and Senior Management”.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and other Financial Information

See “Item 18 - Financial Statements”.

A.7.  Legal Proceedings

In December 2001, we, our Chairman Yehuda Zisapel, our President, Chief Executive Officer and Director Roy Zisapel and our Chief Financial Officer Meir Moshe (the “Individual Defendants”) and several underwriters in the syndicates for our September 30, 1999 initial public offering and January 24, 2000 secondary offering, were named as defendants in a class action complaint alleging violations of the federal securities laws in the United States District Court for the Southern District of New York (the “district court”). The complaint sought unspecified damages as a result of alleged violations of Section 11 of the Securities Act of 1933, as amended (the “Securities Act”) against all the defendants and Section 15 of the Securities Act against the Individual Defendants arising from activities purportedly engaged in by the underwriters in connection with our initial public offering and secondary offering. Plaintiffs allege that the underwriter defendants agreed to allocate stock in our initial public offering and secondary offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. An amended complaint filed on April 19, 2002, which is now the operative complaint, added a claim under Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) against us and a claim under Section 20(a) of the Exchange Act against the Individual Defendants. Plaintiffs allege that the prospectuses for our initial public offering and secondary offering were false and misleading because they did not disclose these arrangements. The action is being coordinated with approximately three hundred other nearly identical actions filed against other companies before one judge in the district court. On October 9, 2002, the Court dismissed the Individual Defendants from the case without prejudice. This dismissal disposed of the Section 15 and 20(a) control person claims without prejudice, since these claims were asserted only against the Individual Defendants.

On December 5, 2006, the United States Court of Appeals for the Second Circuit (the “Second Circuit”) vacated a decision by the district court granting class certification in six “focus” cases, which are intended to serve as test cases. Plaintiffs selected these six cases, which do not include us. On April 6, 2007, the Second Circuit denied a petition for rehearing filed by the plaintiffs, but noted that the plaintiffs could ask the district court to certify more narrow classes than those that were rejected.

Prior to the Second Circuit’s decision, the majority of issuers, including the Company, had submitted a settlement agreement to the district court for approval. In light of the Second Circuit opinion, the parties agreed that the settlement could not be approved. On June 25, 2007, the district court approved a stipulation filed by the plaintiffs and the issuers that terminated the proposed settlement. On August 14, 2007, the plaintiffs filed amended complaints in the six focus cases. The amended complaints included a number of changes, such as changes to the definition of the purported class of investors, and the elimination of the individual defendants as defendants. The six focus case issuers and the underwriters named as defendants in the focus cases filed motions to dismiss the amended complaints against them on November 14, 2007. On September 27, 2007, the plaintiffs filed a motion for class certification in the six focus cases. On March 26, 2008, the district court dismissed the Section 11 claims of those members of the putative classes in the focus cases who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. With respect to all the other claims, the motions to dismiss were denied. We are awaiting a decision from the district court on the class certification motion. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter. Should we be found liable, we are, at this time, unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than our insurance coverage, and whether such damages would have a material impact on our results of operations, cash flows or financial condition in any future period.

The Company’s French subsidiary, Radware France, is a party to three separate litigation proceedings before the Boulogne-Billancourt Employment Tribunal, brought against the subsidiary by three of its former employees claiming damages in connection with their dismissal. The hearings with respect to two of these matters are scheduled for October 23, 2008 and April 30, 2009. With respect to the third employee, there is no date scheduled for the hearing. At this stage we cannot asses the outcome or the risks associated with these three matters but in any event we do not expect them to have a material affect on our financial results and operations.

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

B.Significant Changes

Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since the date of the audited consolidated financial statements included in this annual report.

ITEM 9.	THE LISTING

A.	Listing Details

Our ordinary shares have been listed for quotation on the Nasdaq Global Select Market as of September 30, 1999, and, since May 12, 2004 on the Tel Aviv Stock Exchange, or TASE, both under the symbol “RDWR”.

The following table sets forth the high and low closing price for our ordinary shares as reported by the Nasdaq Global Select Market and TASE for the periods indicated:

Annual High and Low	Nasdaq Global Select Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2003	$28.54	$7.97	—	—

2004	$32.42	$14.94	NIS118.00	NIS 69.60

2005	$26.56	ִ$ 15.19	NIS 115.00	NIS 67.93

2006

First Quarter	$21.49	$17.63	NIS 101.10	NIS 84.49

Second Quarter	$16.60	$12.84	NIS 82.22	NIS 58.21

Third Quarter	$14.40	$11.44	NIS 63.00	NIS 50.43

Fourth Quarter	$16.14	$13.60	NIS 67.13	NIS 59.13

ANNUAL	$21.49	$11.44	NIS 101.10	NIS 50.43

2007

First Quarter	$15.62	$12.84	NIS 67.97	NIS 55.24

Second Quarter	$14.60	$12.31	NIS 61.97	NIS 49.73

Third Quarter	$16.05	$12.94	NIS 64.62	NIS 53.68

Fourth Quarter	$16.92	$12.72	NIS 67.33	NIS 49.64

ANNUAL	$16.92	$12.31	NIS 67.97	NIS 49.64

Most recent six months

2008

June*	$9.90	$9.76	NIS 32.90	NIS 32.39

May	$10.05	$9.44	NIS 34.23	NIS 31.82

April	$10.93	$9.50	NIS 39.72	NIS 31.72

March	$11.98	$10.19	NIS 43.74	NIS 34.51

February	$13.95	$12.23	NIS 51.15	NIS 44.10

January	$14.84	$12.90	NIS 59.40	NIS 48.01

2007

December	$15.40	$12.72	NIS 59.50	NIS 49.64

*Through June 10, 2008

B.   Plan of Distribution

Not applicable.

C.    Markets

Our ordinary shares are listed for quotation on the Nasdaq Global Select Market under the symbol “RDWR” and on the Tel Aviv Stock Exchange.

D.    Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Set out below is a description of certain provisions of our Memorandum of Association and Articles of Association, and of the Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles which are incorporated by reference to exhibits to this Annual Report and by Israeli law.

We were first registered under Israeli law on May 16, 1996 as a private company, and on November 18, 1999 became a public company. Our registration number with the Israeli registrar of companies is 52-004437-1.

Objects and Purposes

Pursuant to our Articles of Association, our objective is to engage, directly or indirectly, in any lawful undertaking or business whatsoever, including, without limitation, as stipulated in our Memorandum of Association, which was filed with the Israeli Registrar of Companies.

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

Voting, Shareholders' Meetings and Resolutions

We have two types of general shareholder meetings: the annual general meeting and the extraordinary general meeting. An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting. The Board of Directors may convene an extraordinary general meeting whenever it deems fit, and is obliged to do so upon the request of any of: two directors or one fourth of then serving directors; one or more shareholders who hold at least 5% of the issued share capital and at least 1% of the voting rights; or one or more shareholders who hold at least 5% of the voting rights.

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

Mergers and Acquisitions under Israeli Law

There are no specific provisions of our Memorandum or Articles of Association that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries), except those relating to the staggered board as described in Item 6 above and certain provisions of the Companies Law which may have such effect.

The Israeli Companies Law includes provisions that allow a merger transaction and requires that each company that is party to a merger approve the transaction by its board of directors and a vote of the majority of its shares, voting on the proposed merger at a shareholders meeting. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares, representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power of the right to appoint 25% or more of the directors of the other party), vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

In addition, provisions of the Companies Law that deal with “arrangements” between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquirer. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter. In addition to shareholder approval, court approval of the transaction is required, which entails further delay. The Companies Law also provides for a merger between Israeli companies, after completion of the above procedure for an “arrangement” transaction and court approval of the merger.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

Board of Directors

According to the Companies Law and our Articles of Association, the management of our business is vested in our Board of Directors. Our Articles of Association provide that the Board of Directors shall consist of not less than five and not more than nine directors as shall be determined by our shareholders. (in October 2006 our shareholders fixed the maximum size of our Board of Directors at nine members.) In accordance with our Articles of Association, our Board of Directors (other than our external directors) is divided into three classes with each class serving until the third annual meeting following their election, as more fully described in “Item 6- Directors, Senior Management and Employees - Board Practices - Staggered Board.” There is no requirement under our Articles of Association or under Israeli law for directors to retire on attaining a specific age. Our Articles of Association do not require directors to hold our ordinary shares to qualify for election.

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

We currently hold directors and officers liability insurance for the benefit of our office holders. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders (See Exhibit 4.4 of our amended annual report on Form 20-F/A for the year ending December 31, 2005 filed with the SEC on July 6, 2006, for the form of such letter.)

C. Material Contracts

On April 25, 2007 we entered into an agreement and plan of merger with Covelight, pursuant to which we purchased Covelight for consideration of up to $16 million, consisting of $7.5 million paid at closing and up to $8.5 million (earn-out) to be paid in 12 months following closing based on achieving certain sales revenues from the sales of Covelight products, with the maximum amount of $8.5 million being paid if the sales of Covelight’s products during the 12 months ending on March 31, 2008 are equal to or exceed $8 million. Since the sales targets were not achieved we were not required to pay the additional earn-out amount and the total consideration for the acquisition was $7,660,000, including $160,000 of costs related to the acquisition. The agreement included representations, warranties and indemnification obligations of Covelight’s shareholders with respect to Covelight’s financial statements, employees, material agreements, intellectual property and additional business parameters.

For a summary of additional material contracts, see “Item 5 – Operating and Financial Review and Prospects – General – Business Combinations” and “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions – Lease of Property”.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 29% for the 2007 tax year and 27% for the 2008 tax year. Following an amendment to the Tax Ordinance), which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease as follows: in 2009 - 26% and in 2010 and thereafter - 25%. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

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

As mentioned above, the Investment Center’s approval is for establishing an approved enterprise program in both Tel Aviv and Jerusalem. The approval provides for the allocation of tax benefits between our facilities in Tel Aviv and Jerusalem such that the income derived from the approved enterprise program shall be allocated pro-rata between the aforementioned facilities based on the expenses borne by each facility. However, since all our manufacturing and part of our research and development facilities are located in Jerusalem, the Investment Center determined the method of allocation of tax benefits between our facilities in Jerusalem and Tel Aviv as follows: The method of allocation of the tax benefits between our facilities in Tel Aviv and Jerusalem will be based on the number of research and development and manufacturing employees in each of the facilities, provided, however that the average salary for such employees in our Jerusalem facility will not be less than 85% of the average salary of such employees in our Tel Aviv facility. In the years that such condition is not fulfilled, the method of allocation will be as follows: (i) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the number of employees engaged in research and development or manufacturing activities in each facility; and (ii) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the salaries paid to the employees engaged in research and development or manufacturing activities in each facility. The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level.See “Item 3 – Key Information – Risks Related to Operations In Israel.”

In 2004, the Company began to utilize the above mentioned tax benefits, and they are scheduled to gradually expire through 2013. As of December 31, 2007, retained earnings included approximately $25,000,000 in tax-exempt income earned by the Company’s ”Approved Enterprise”. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s ”Approved Enterprise”.

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

The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received “Approved Enterprise” approval from the Investment Center on or prior to December 31, 2004, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investments Law as they were on the date of such approval.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law, of 1985, or the Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar. We have submitted a request to the Israeli tax authorities to extend the effect of the above regulations on our company for 2008.

On March 6, 2008, an amendment to the Inflationary Adjustments Law came into force (“the Amendment”). Pursuant to the Amendment, as of the 2008 tax year most of the provisions of the Inflationary Adjustments Law will no longer be in force, except for certain transitional orders.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly. The TP Regs are not expected to have a material affect on the Company.

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

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of our shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel, such shareholders are not subject to the Adjustments Law, and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise (or Benefited Enterprise), and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15% under the U.S.-Israel Tax Treaty.

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above “The 2005 Amendment to the Investments Law — Capital Gains Tax on Sales of Our Ordinary Shares.”

United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes certain United States federal income tax consequences to a U.S. Holder of our ordinary shares. A “U.S. Holder” means a holder of our ordinary shares who is:

•	A citizen or resident of the United States for U.S. federal income tax purposes;

•
A corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any political subdivision thereof or the District of Columbia;

•	An estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
A trust (i) if, in general a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion considers only U.S. Holders that will own their ordinary shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares. Certain aspects of U.S. federal income taxation relevant to a holder of our ordinary shares that is not a U.S. Holder (a “Non-U.S. Holder”) are also discussed below.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to shareholders that are subject to special treatment, including holders that:

•	Are broker-dealers or insurance companies;

•	Have elected mark-to-market accounting;

•	Are tax-exempt organizations or retirement plans;

•	Are grantor trusts;

•	Are financial institutions or “financial services entities:”

•	Hold their shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	Certain former citizens or long-term residents of the United States;

•	Acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	Are real estate investment trusts or regulated investment companies;

•	Own directly, indirectly or by attribution at least 10% of our voting power; or

•	Have a functional currency that is not the U.S. dollar.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

In addition, this discussion does not address any aspect of state, local or non-United States laws or the possible application of United States federal gift or estate taxes.

Each holder of our ordinary shares is advised to consult such person’s own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such person’s particular circumstances.

Taxation of Ordinary Shares

Taxation of Dividends Paid On Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status”, a U.S. Holder will be required to include in gross income as dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of our ordinary shares. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations.

Dividends that are received by non-corporate U.S. Holders will be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.” Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2010, unless further extended by the United States Congress. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received regardless of whether the foreign currency is converted into U.S. dollars. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after the date of receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The amount of foreign income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16 day holding period. Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of our ordinary shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of our ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of our ordinary shares and subsequently converts the foreign currency into U.S. dollars or disposes of such foreign currency, may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status. We will be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either (i) 75 percent or more of our gross income in a taxable year is passive income or (ii) the average percentage (by value, determined on a quarterly basis) of our total assets that are passive assets during the taxable year is at least 50 percent. If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the decedent’s basis, if lower.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case the U.S. Holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earning as ordinary income and its pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any income inclusion will be required whether or not such U.S. Holder owns our ordinary shares for an entire taxable year or at the end of our taxable year. The amount so includable will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We will supply U.S. Holders with the information needed to report income and gain under a QEF election if we are a PFIC. A U.S. Holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect with respect to the entire holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be a capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the Nasdaq Global Select Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares. As a result of such election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the Nasdaq Global Select Market. Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the United States Internal Revenue Service (“IRS”) (except to the extent the ordinary shares no longer constitute “marketable stock”).

As indicated above, we will be a PFIC for any taxable year if the average percentage (by value determined on a quarterly basis) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods in certain valuation contexts.  For our 2007 taxable year, the average percentage of our passive assets to the fair market value of our total assets was slightly below 50% under the market capitalization approach. Therefore, we believe that under the market capitalization approach we should not be classified as a PFIC for 2007. However, there can be no assurance that the IRS will not challenge this treatment. It is possible that the IRS will attempt to treat us as a PFIC for 2007 or possibly prior taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, and the future price of our ordinary shares, which are all relevant to the determination of whether we are classified as a PFIC. Accordingly, there can be no assurance that we will not become a PFIC in 2008 or in subsequent taxable years.

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

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Back-up Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless, in the case of U.S. federal income taxes:

•
Such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

•
The Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met;

Information Reporting and Back-up Withholding

U.S. Holders (other than exempt recipients such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares. Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding currently at a rate of up to 28% with respect to dividends paid on our ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

A U.S. Holder of ordinary shares who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or the proceeds from the disposition of, ordinary shares, provided that such Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials are also available free of charge at the website of the SEC at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We post our Annual Report on Form 20-F on our web site (www.radware.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

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

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. As of December 31, 2007, we did not own any market risk sensitive instruments, except for the following:

As of December 31, 2007, approximately 7% of our investment portfolio is invested in a structured deposit with guaranteed principal and changing interest. An increase in short-term interest rates will negatively affect the income received from this deposit. In April 2008 the deposit was redeemed by its issuer. This redemption had no material effect on our financial income. We may in the future undertake hedging or other similar transactions or invest in market risk sensitive instruments if our management determines that it is necessary to offset these risks. As of the date of this report no such transactions or investments were taken.

Approximately 48% of our investment portfolio is invested in high-rated marketable securities, mainly U.S. government and agency bonds and corporate bonds. Since these investments carry fixed interest rates, interest income over the holding period is not sensitive to changes in interest rates.

As of December 31, 2007 we had approximately $9.2 million (approximately 6% of our investment portfolio) invested in high-rated Auction Rate Securities. The sub-prime and credit market crisis in the United States at the end of 2007 caused a liquidity problem in connection with such securities. During the first few months of 2008 we succeeded in selling the majority of these securities and as of June 2008, we hold approximately $1.5 million (less than 1% of our investment portfolio) in high-rated Auction Rate Securities. We cannot assess the liquidity of such securities in the short term.

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

a. Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2007. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, our disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s management, including our Chief Executive Officer and Chief Financial Officer,, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

b. Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of Registered Public Accounting Firm

 Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets,
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2007 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2007.

c. Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20F includes an attestation report of our registered public accounting firm regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and are incorporated herein by reference.

d. Changes In Internal Control Over Financial Reporting

During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Zohar Gilon, and Dr. Orna Berry, members of our Audit Committee, are financial experts as defined in the applicable regulations, and has determined that such members are “independent” as such term is defined in the Nasdaq listing standards. The education and experience of both Audit Committee financial experts is presented in “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management” and is incorporated herein by reference.

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

In the annual meeting held on July 10, 2007 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

Ernst & Young billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2007		2006
	(US$ in thousands)
Audit Fees	144	53%	108	80%
Audit-Related Fees	-	-	20	15%
Tax Fees	129	47%	7	5%
All Other Fees	-	-	-	-
Total	273	100%	135	100%

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

Audit Committee's pre-approval policies and procedures

Our Audit Committee oversees our independent auditors. See also the description in “Item 6- Directors, Senior Management and Employee - Board Practices.” In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, and which is discussed and approved at the end of each calendar year, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Consulting Services that may be performed by our auditors. In addition, the Audit Committee limited the aggregate amount in fees our auditors may receive during the 2007 fiscal year for non-audit services in certain categories, unless pre- approved. Our Director of Legal Affairs and Director of Finance review all individual management requests to engage our independent auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approve the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the Audit Committee on a case-by-case basis. Our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report, beginning on page F-1.

ITEM 19.  EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit

1.1	Memorandum of Association(A)

1.2	Articles of Association(B)

1.3	Amendment to the Articles of Association (C)

4.1	Lease Agreement for the Company’s Headquarters (B)

4.2	Lease Agreement for the Company’s Mahwah office (D)

4.3	Distributor Agreement with Bynet Data Communications Ltd. (D)

4.4	Form of Directors and Officers Indemnity Deed (D)

4.5	Asset Purchase Agreement with V-Secure Technologies (U.S.) Inc. (E)

4.6	Agreement and Plan of Merger by and Between the Company, its subsidiary, Covelight and its stockholders and note-holders (F)

8.1	List of Subsidiaries

10.1	Consent of Independent Auditors

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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
(F) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 5, 2007.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

	By:	/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer
Date: June 11, 2008

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Management's Report on Internal Control Over Financial Reporting	F2

Reports of Independent Registered Public Accounting Firm	F3 - F4

Consolidated Balance Sheets	F5 - F6

Consolidated Statements of Operations	F7

Statements of Changes in Shareholders' Equity	F8

Consolidated Statements of Cash Flows	F9

Notes to Consolidated Financial Statements	F10 - F39

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Radware's management is responsible for establishing and maintaining adequate internal control over financial reporting for Radware. Radware's internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Radware's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Radware's assets,
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Radware are being made only in accordance with authorizations of management and directors of Radware, and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Radware's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Radware's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2007. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Radware's management has concluded based on its assessment, that its internal control over financial reporting was effective as of December 31, 2007 based on these criteria.

The effectiveness of Radware's internal control over financial reporting as of December 31, 2007, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
RADWARE LTD.

We have audited Radware Ltd.’s (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated June 11, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 11, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, statements of changes in shareholders' equity and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2p and Note 9 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard Board No. 123 (revised 2004) "Share-based Payments", effective January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 11, 2008	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2006	2007
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$25,324	$61,376
Available-for-sale marketable securities	92,133	80,498
Held-to-maturity marketable securities	22,918	-
Structured deposit	-	10,236
Trade receivables (net of allowance for doubtful accounts of $ 1,106 and $ 1,200 in 2006 and 2007, respectively) *)	17,453	17,192
Other receivables and prepaid expenses	1,996	3,195
Inventories	6,892	5,428

Total current assets	166,716	177,925

LONG-TERM INVESTMENTS:
Available-for-sale marketable securities	14,154	2,735
Structured deposit	9,602	-
Severance pay fund	2,907	3,940

Total long-term investments	26,663	6,675

PROPERTY AND EQUIPMENT, NET	9,253	12,217

LONG-TERM DEFERRED TAXES AND OTHER LONG-TERM ASSETS	1,219	978

INTANGIBLE ASSETS, NET	2,363	4,798

GOODWILL	9,454	13,474

Total assets	$215,668	$216,067

*)	Includes balances in the amount of $ 1,452 and $ 1,320 with related parties as of December 31, 2006 and 2007, respectively (see also Note 13a).

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2006	2007
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables *)	$6,956	$7,537
Deferred revenues	15,712	18,395
Other payables and accrued expenses	6,642	8,043

Total current liabilities	29,310	33,975

ACCRUED SEVERANCE PAY	3,944	5,379

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 30,000,000 as of December 31, 2006 and 2007; Issued: 20,258,758 shares and 20,406,758 shares as of December 31, 2006 and 2007, respectively; Outstanding 19,411,903 shares and 19,559,903 shares as of December 31, 2006 and 2007, respectively	478	482
Additional paid-in capital	170,090	176,004
Treasury stock, at cost	(11,049)	(11,049)
Accumulated other comprehensive income (loss)	(242)	150
Retained earnings	23,137	11,126

Total shareholders' equity	182,414	176,713

Total liabilities and shareholders' equity	$215,668	$216,067

*)	Includes balances in the amount of $ 68 and $ 175 with related parties as of December 31, 2006 and 2007, respectively (see also Note 13a).

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2005	2006	2007

Revenues: *)
Products	$55,902	$57,335	$59,422
Services	21,682	24,075	29,209

Total revenues	77,584	81,410	88,631

Cost of revenues: *)
Products	9,325	10,267	13,133
Services	5,571	5,524	5,895

Total cost of revenues	14,896	15,791	19,028

Gross profit	62,688	65,619	69,603

Operating expenses: *)

Research and development, net	13,017	17,659	23,515
Sales and marketing	40,002	50,128	57,977
General and administrative	5,244	6,178	7,114

Total operating expenses	58,263	73,965	88,606

Operating income (loss)	4,425	(8,346)	(19,003)
Financial income, net	5,159	7,422	7,420

Income (loss) before income taxes	9,584	(924)	(11,583)
Income taxes	(240)	(356)	(428)

Net income (loss)	$9,344	$(1,280)	$(12,011)

Basic net earnings (loss) per share	$0.50	$(0.07)	$(0.62)

Diluted net earnings (loss) per share	$0.47	$(0.07)	$(0.62)

*) See Note 13b for transactions with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Deferred stock based compensation	Treasury shares, at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income (loss)	Total

Balance as of January 1, 2005	18,488,530	$457	$145,439	$-	$-	$(52)	$15,073		$160,917
Issuance of shares upon exercise of stock options and upon purchase of shares under ESPP	573,230	13	7,298	-	-	-	-		7,311
Deferred stock based compensation	-	-	125	(125)	-	-	-		-
Amortization of deferred stock based compensation	-	-	-	58	-	-	-		58
Warrants issued in respect of business combination	-	-	148	-	-	-	-		148
Comprehensive income:
Unrealized losses from available-for-sale securities, net	-	-	-	-	-	(352)	-	$(352)	(352)
Net income	-	-	-	-	-	-	9,344	9,344	9,344

Total comprehensive income								$8,992

Balance as of December 31, 2005	19,061,760	470	153,010	(67)	-	(404)	24,417		177,426
Repurchase of shares	(846,855)	(20)	-	-	(11,049)	-	-		(11,069)
Issuance of shares upon exercise of stock options	1,196,998	28	12,607	-	-	-	-		12,635
Stock based compensation	-	-	4,540	-	-	-	-		4,540
Reclassification of deferred stock compensation into additional paid-in capital upon adoption of SFAS 123(R)	-	-	(67)	67	-	-	-		-
Comprehensive income:
Unrealized income from available-for-sale securities, net	-	-	-	-	-	162	-	$162	162
Net loss	-	-	-	-	-	-	(1,280)	(1,280)	(1,280)

Total comprehensive income (loss)								$(1,118)

Balance as of December 31, 2006	19,411,903	478	170,090	-	(11,049)	(242)	23,137		182,414
Issuance of shares upon exercise of stock options	148,000	4	1,377	-	-	-	-		1,381
Stock based compensation	-	-	4,537	-	-	-	-		4,537
Comprehensive income:
Unrealized income from available-for-sale securities, net	-	-	-	-	-	392	-	$392	392
Net loss	-	-	-	-	-	-	(12,011)	(12,011)	(12,011)

Total comprehensive income (loss)								$(11,619)

Balance as of December 31, 2007	19,559,903	$482	$176,004	$-	$(11,049)	$150	$11,126		$176,713

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2005	2006	2007
Cash flows from operating activities:
Net income (loss)	$9,344	$(1,280)	$(12,011)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,921	2,976	5,056
Stock based compensation	58	4,540	4,537
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale and held-to-maturity marketable debt securities, net	(475)	458	(3,485)
Accrued interest on bank deposits and structured note	1,468	51	(634)
Accrued severance pay, net	3	556	402
Decrease (increase) in long-term deferred tax assets	20	(241)	(60)
Decrease (increase) in trade receivables, net	(1,495)	(2,792)	323
Increase in other receivables and prepaid expenses	(119)	(545)	(1,192)
Decrease (increase) in inventories	(1,160)	(1,520)	1,493
Increase in trade payables	245	1,627	581
Increase in deferred revenues	2,536	3,288	2,683
Increase in other payables and accrued expenses	1,547	133	1,182
Other	(43)	-	-

Net cash provided by (used in) operating activities	13,850	7,251	(1,125)

Cash flows from investing activities:
Purchase of property and equipment	(3,626)	(5,843)	(6,747)
Proceeds from sale of property and equipment	297	-	-
Investment in other long-term assets, net	(24)	11	(15)
Purchase of available-for-sale marketable debt securities	(86)	(109,336)	(67,121)
Purchase of held-to-maturity marketable debt securities	(31,962)	(6,000)	-
Proceeds from sale and redemption of available-for-sale marketable debt securities	16,265	29,327	94,237
Proceeds from redemption of held-to-maturity marketable debt securities	1,462	45,085	22,735
Proceeds from maturity of long-term bank deposit	62,995	-	-
Investment in bank deposit	(10,000)	-	-
Proceeds from bank deposits	-	10,000	-
Payment for the acquisition of V-Secure (1)	(9,011)	(3,000)	-
Payment for the acquisition of Covelight (2)	-	-	(7,293)

Net cash provided by (used in) investing activities	26,310	(39,756)	35,796

Cash flows from financing activities:
Proceeds from exercise of stock options	7,311	12,635	1,381
Repurchase of shares	-	(11,069)	-

Net cash provided by financing activities	7,311	1,566	1,381

Increase (decrease) in cash and cash equivalents	47,471	(30,939)	36,052
Cash and cash equivalents at the beginning of the year	8,792	56,263	25,324

Cash and cash equivalents at the end of the year	$56,263	$25,324	$61,376

(1) Payment for the acquisition of V-Secure:
Estimated fair value of assets acquired at the date of acquisition:
Acquired technology	$1,772	$-	$-
Customer relationships	542	-	-
Deferred compensation cost	400	-	-
Goodwill	6,297	3,000	-

	$9,011	$3,000	$-
(2) Payment for the acquisition of Covelight:
Estimated fair value of assets acquired at the date of acquisition:
Working capital deficiency, excluding cash and cash equivalents	$-	$-	$(121)
Property and equipment	-	-	28
Acquired technology	-	-	3,191
Customer relationships	-	-	175
Goodwill	-	-	4,020

	$-	$-	$7,293
Cash paid during the year for:

Taxes	$265	$438	$731

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

b.
The Company established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, Switzerland, India, Australia and Italy. In addition, the Company established branches and representative offices in China, Russia and Taiwan. The Company's subsidiaries are engaged primarily in sales, marketing and support activities.

c.
The Company depends on a major supplier to supply certain components for the production of its products. If this supplier fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

d.
The Company relies upon independent distributors (which are considered to be end-users) to market and sell its products to customers. A loss of a major distributor, or any event negatively affecting such distributor's financial condition, could cause a material adverse effect on the Company's results of operations and financial position (see also Note 11b). For the years ended of December 31, 2005 2006 and 2007, one single customer (a distributor) represented 16%, 12% and 5%, respectively; of the Company's total revenues. For the year ended December 31, 2007, no single customer represented more than 10% of Company's total revenues.

e.	Business combination - acquisition of V-Secure Technologies (US) Inc. ("V-Secure"):

In December 2005, the Company acquired the business of V-Secure which included the acquisition of its technology, customer relationships and goodwill. The Company's management believes that the complementary solution of V-Secure will provide the Company advantage over the competitors in this market and the purpose of the acquisition is to integrate V-Secure solution into the Company’s product offering. The total consideration for the acquisition was $ 9,168, out of which an amount of $ 9,011 was paid in cash; amount valuated as $ 148 was paid by issuance of fully vested warrants to V-Secure to purchase 45,454 Ordinary shares of the Company, at an exercise price of $ 22 per share. The remaining balance was related to acquisition costs.

According to the agreement between the parties, additional cash consideration of $ 6,000 ("earn-out") was payable contingent upon meeting a certain technological milestone in regards to the integrated product of the Company and V-Secure. During 2006, a partial amount of $ 3,000 out of total consideration of $ 6,000 was paid according to amendment agreement between the Company and V-Secure's shareholders. According to the agreement V-Secure's shareholders waived any claim or demand for additional payment. The amount paid resulted in the Company, recording additional goodwill on account of an additional consideration paid for the acquisition.

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

The deferred compensation cost was carved-out of the goodwill and represents incentive to former employees of V-Secure that will remain with the Company for periods of no less than 12 to 24 months. Such deferred compensation cost is amortized over the employment period, and is recorded as compensation costs. Any amount not used for bonuses is returned to V-Secure, and will increase the goodwill. During 2006 and 2007, amounts of $ 84 and $ 316, respectively, were recorded as compensation costs, included in research and development expenses. As of December 31, 2007, all deferred compensation costs were paid.

The acquisition of V-Secure was accounted for under the purchase method of accounting.

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill arising from the acquisition will not be amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company determines, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of income. During the year ended December 31 2007, no such impairment losses were recorded.

Unaudited pro-forma results:

The following represents the unaudited pro-forma results of operations of V-Secure and the Company's consolidated statements of income for the year ended December 31, 2005, assuming that V-Secure's acquisition occurred on January 1, 2005:

Year ended December 31,
2005
Unaudited
Total consolidated

Revenues	$78,145

Income before income taxes	$5,273

Net income	$5,033

Diluted net earning per share	$0.25

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

f.	Business combination - acquisition of Covelight Inc. ("Covelight"):

In April 2007, the Company acquired the business of Covelight which included the acquisition of its working capital, property and equipment, technology, customer relationships and goodwill. The Company's management believes that the complementary solution of Covelight will provide the Company advantage over the competitors in this market and the purpose of the acquisition is to integrate Covelight solution into the Company’s product offering. The total consideration for the acquisition was $ 7,660 which was paid in cash of which $ 160 was related to acquisition costs.

An additional cash consideration of $ 8,500 ("earn-out") was to be payable contingent upon reaching sales performance targets by April 2008. Resolution of the contingency with payment of the consideration would have resulted in recording additional goodwill. Since the sales targets were not achieved, the Company was not required to pay the additional earn-out amount. Accordingly, the total consideration for the acquisition amounted to $ 7,660. (See also Note 14c).

The purchase price was allocated to the identifiable intangible assets acquired (which have been valuated by management using a third party valuation specialist) based upon their estimated fair values as follows:

Working capital	$246
Property and equipment	28

Total tangible assets	274

Acquired technology	3,191
Customer relationships	175
Goodwill	4,020

Total intangible assets	7,386

Total consideration	$7,660

The acquisition of Covelight was accounted for under the purchase method of accounting.

In accordance with SFAS No. 142, goodwill arising from the acquisition will not be amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company determines, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of operations. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. During the year ended December 31, 2007, no such impairment loss was recorded.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

Unaudited pro-forma results:

The following represents the unaudited pro-forma results of operations of Covelight and the Company's consolidated statements of operations for the years ended December 31, 2006 and 2007, assuming that Covelight acquisition occurred on January 1, of each year:

	Year ended December 31,
	2006	2007
	Unaudited
	Total consolidated

Revenues	$82,124	$88,710

Loss before income taxes	$(4,670)	$(12,880)

Net loss	$(5,301)	$(13,032)

Basic and diluted net loss per share	$(0.27)	$(0.67)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

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

As of December 31, 2007, the Company classifies all of its debt securities as available-for-sale securities. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net. As of December 31, 2007, the Company did not classify any of its securities as held to maturity.

Prior to December 31, 2007, the Company also held debt securities that were classified as held-to-maturity. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net. No impairment has been identified as of December 31, 2006. As of December 31, 2007, the Company has no debt securities classified as held-to-maturity.

FASB Staff Position ("FSP") No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment" ("FSP 115-1") and SAB Topic 5M "Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities" provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment decreased below its cost in an other-than temporary manner. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than - temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $ 418, $ 0 and $ 2,091 in 2005, 2006 and 2007, respectively. During 2007, the Company recorded a one time inventory write-off in the amount of $ 1,400 in connection with the anticipated release of the new generation platform. Any write-off is recognized in the consolidated statements of operations as cost of revenues.

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.
Work-in-progress and finished products:
Subcontracting costs - calculated on the basis of direct subcontractors costs and with direct overhead costs

g.	Structured deposit:

Structured deposit as of December 31, 2007, consists of a callable structured deposit ("Structured deposit ") with a maturity of six years. The Structured deposit bears interest that varies inversely with changes of the three-month U.S. dollar LIBOR-rate.

As of December 31, 2007, the Structured deposit amounted to $ 10,236. Interest income resulting from investment in the Structured deposit is accounted for based on the guidelines provided in the Emerging Issues Task Force ("EITF") No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured deposit". Under EITF No. 96-12, the retrospective interest method is used for recognizing interest income.

During April 2008, the Company's Structured deposit was redeemed in the amount of $ 10,069 (see also Note 14a).

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computer, software and peripheral equipment	15-33
Office furniture and equipment	7-15
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Intangible assets:

Intangible assets subject to amortization are initially recognized based on fair value allocated to them, and subsequently stated at amortized cost.
The assets are amortized over their estimated useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financing Accounting Standards No. 142 "Goodwill and Other Intangible Assets". Acquired technology and customer relationships are amortized using the straight-line method over an estimated period between one to ten years during which benefits are expected to be received. During 2007, an amount of $ 931 was recorded as amortization expenses, included in cost of revenues and sales and marketing expenses. As of December 31, 2006 and 2007, no impairment losses have been identified.

j.	Impairment of long-lived assets:

The Company's and its subsidiaries' long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of an asset, may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. Such measurement includes significant estimates. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006 and 2007, no impairment losses have been identified.

k.	Goodwill:

Goodwill represents excess of the costs over the fair value of net assets of businesses acquired. Under SFAS No. 142, goodwill is not amortized. SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill is tested for impairment by comparing the fair value with its carrying value. Fair value is determined using discounted cash flows and market multiples. During the years ended December 31, 2005, 2006 and 2007, no such impairment losses were recorded.

l.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from selling their products and from post-contract customer support primarily through distributors and resellers, all of which are considered end-users.

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulleting ("SAB") No. 104, "Revenue Recognition" ("SAB No. 104") when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues in arrangements with multiple deliverables are recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements, no VSOE exists for the delivered elements, and all other revenue recognition criteria are satisfied. VSOE for post-contract customer support is determined based on the price when such element is sold separately for similar products. The price may vary in the territories and vertical markets in which the Company conducts business. Price is determined by using a consistent percentage of the Company's product price lists.

Revenue derived from post-contract customer support, which represents mainly unit replacement and security update service, is recognized ratably over the contract period, which is typically one year.

Revenues from training and installation, which are considered as not essential to the functionality of the product, included in multiple elements arrangements are recognized at the time they are rendered.

The Company and its subsidiaries provide a provision for product returns and stock rotation based on their experience with historical sales returns, stock rotations and other known factors, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When Right of Return Exists" ("SFAS No. 48").

Deferred revenue includes unearned amounts received under post-contract customer support.

m.	Warranty costs:

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2005, 2006 and 2007 were immaterial.

n.	Research and development expenses:

Research and development expenses, net of grants received are charged to the statement of operations, as incurred.

o.	Advertising expenses:

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

SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). See Note 9 for a further discussion on stock-based compensation.

q.	Income taxes:

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

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

FIN 48 applies to all tax positions related to income taxes subject to FAS 109. This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months (See also Note 10).

FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 as of January 1, 2007, did not have any material effect on the Company's retained earnings and financial position.

r.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, available-for-sale marketable securities, trade receivables and structured deposit.

The majority of the Company's and its subsidiaries' cash and cash equivalents are invested in major banks in the United States and in the United Kingdom in U.S. dollars. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions.

The Company's marketable securities include investments in U.S. government debentures; foreign banks and government debentures, corporate debentures and auction rate securities. Management believes that those securities are financially sound and that the portfolios are well-diversified, and accordingly, minimal credit risk exists with respect to these marketable securities. Moreover, the Company’s investment policy, limits the amount the Company may invest in any one type of investment, thereby reducing credit risk concentration (see also Note 3).

During the recent turmoil in capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio. The Company has taken several measures in order to minimize potential risks stemming from current capital markets environment. Such measures included among others: reducing credit exposure to financial sector securities and increasing the overall credit quality of the portfolio.

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

As of December 31, 2006 and 2007, the Company and its subsidiaries had no off-balance-sheet concentration of credit risk.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Severance pay:

The Company's liability for severance pay for its Israeli employees is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees whose employment is terminated by the Company are entitled to severance pay in accordance with Israeli law or labor agreements are entitle to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies.. The value of these policies is recorded as an asset in the Company's consolidated balance sheet.

The deposited funds for the Company's employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance pay accrual expenses for the years ended December 31, 2005, 2006, and 2007, amounted to approximately $ 405, $ 1,015 and $ 965, respectively.

t.	Fair value of financial instruments:

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

The carrying amount of the Company's structured deposit is estimated by discounting the future cash flows using the future prospected interest rates for deposits of similar terms and maturities. The carrying amount of the structured note does not significantly differ from its fair value.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, "Earnings per Share".

The weighted average number of shares related to outstanding anti dilutive options excluded from the calculation of diluted earnings (loss) per share as they would have been anti dilutive was 709,972, 3,284,999 and 4,704,129 for the years ended December 31, 2005, 2006 and 2007, respectively.

The following table sets forth the calculation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2005	2006	2007
Numerator:
Net income (loss) available to holders of Ordinary shares	$9,344	$(1,280)	$(12,011)

Denominator:
Denominator for basic earnings (loss) per share - weighted average number of shares, net of treasury stock	18,800,474	19,325,055	19,477,222
Effect of dilutive securities:
Employee stock options and ESPP	1,271,718	-	-
Denominator for diluted net earnings (loss) per share - adjusted weighted average number of Ordinary shares	20,072,192	19,325,055	19,477,222

v.	Impact of recently issued Accounting Pronouncements:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157) which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis is not anticipated to materially impact the Company’s consolidated financial position and results of operations. Subsequently, the FASB provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company does not expect that the adoption of SFAS 157 will have any effect on non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. The Company’s management has determined that the adoption of SFAS 159 will not have a significant impact on its consolidated financial statements since it has not elected the fair value option for any of its existing assets or liabilities as of FAS 159 effective date.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (Revised 2007) (SFAS 141R), "Business Combinations". SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141R is not expected to have any effect on the Company's existing consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This standard is effective for fiscal years beginning after December 15, 2008 and should be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. The adoption of SFAS 160 is not expected to have any effect on the Company's existing consolidated financial statements.

On December 21, 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (SAB 110), which, effective January 1, 2008, amends and replaces a section of SAB 107, "Share-Based Payment". SAB 110 expresses the views of the SEC staff regarding the use of a "simplified" method in developing an estimate of expected term of "plain vanilla" share options in accordance with FASB Statement No. 123(R), "Share-Based Payment". Under the "simplified" method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The Company is currently evaluating the impact of adopting SAB 110 for share-based payment.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES

The Company invests in marketable debt securities, which are classified as available-for-sale and held-to-maturity investments. The following is a summary of marketable debt securities:

	December 31,
	2006			2007
	Amortized	Unrealized	Market	Amortized	Unrealized gain	Market
	cost	losses	value	cost	(losses) *)	value
Available-for-sale:

U.S. Government debentures	$97,151	$(177)	$96,974	$57,616	$156	$57,772
Foreign banks and government debentures	2,774	(35)	2,739	5,970	(1)	5,969
Corporate debentures	6,604	(30)	6,574	10,326	(5)	10,321
Auction rate securities **	-	-	-	9,171	-	9,171

Totalavailable-for-sale marketable securities	$106,529	$(242)	$106,287	$83,083	$150	$83,233

Held-to-maturity:

U.S. Government debentures	$22,918	$(183)	$22,735	$-	$-	$-

*) Unrealized losses have been outstanding for less than one year.
**) During the first quarter of 2008 the Company sold auction rate securities in the amount of $ 7,650 which approximated their carrying amount as of December 31, 2007. The remaining balance in the amount of $ 1,500 was recorded at market value at year end. Since February 15, 2008, after successful auctions, the Company had a failed auctions on those remaining securities. Management is monitoring closely the liquidity of such securities.

The unrealized income (losses) on available-for-sale debt securities included in other comprehensive income, as a separate component of shareholders' equity, totaled to $ (242) and $ 150 as of December 31, 2006 and 2007, respectively.

The unrealized losses on the Company's investments in held-to-maturity securities are a result of interest rate changes. The Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2006.

The amortized cost and estimated fair value of available-for-sale and held-to-maturity investments as of December 31, 2006 and 2007, by contractual maturity, are as follows:

	December 31,
	2006		2007
	Amortized cost	Market value	Amortized cost	Market value
Available-for-sale:
Matures in one year	$92,291	$92,133	$80,348	$80,498
Matures in one to three years	14,238	14,154	2,735	2,735

	$106,529	$106,287	$83,083	$83,233
Held-to-maturity:
Matures in one year	$22,918	$22,735	$-	$-
Matures in one to three years	-	-	-	-

	$22,918	$22,735	$-	$-

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2006	2007

Raw materials and components	$562	$561
Work-in-progress	2,702	1,262
Finished products	3,628	3,605

	$6,892	$5,428

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,
	2006	2007
Cost:
Computer, software and peripheral equipment	$17,249	$21,650
Office furniture and equipment	1,358	2,896
Motor vehicles	97	48
Leasehold improvements	771	1,038

	19,475	25,632
Accumulated depreciation:
Computer, software and peripheral equipment	9,046	11,367
Office furniture and equipment	644	1,475
Motor vehicles	81	36
Leasehold improvements	451	537

	10,222	13,415

Depreciated cost	$9,253	$12,217

Depreciation expenses for the years ended December 31, 2005, 2006 and 2007 were $ 1,856, $ 2,440 and $ 3,811, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INTANGIBLE ASSETS

a.	Intangible assets:

	Weighted
	average	December 31,
	amortization	2006	2007
	Years
Cost:
Acquired technology	6 - 7	$1,772	$4,963
Customers relationships	1-10	1,189	1,364

		2,961	6,327

Accumulated amortization:
Acquired technology		296	897
Customers relationships		302	632

		598	1,529

Amortized cost		$2,363	$4,798

Amortization expenses for the years ended December 31, 2005, 2006 and 2007, were $ 65, $ 450 and $ 931 respectively.

b.	Estimated amortization expenses for the years ended:

December 31,

2008	$906
2009	906
2010	906
2011	906
2012	521
2013 and thereafter	653

Total	$4,798

NOTE 7:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2006	2007

Employees and payroll accruals	$2,283	$4,263
Accrued expenses	2,305	2,124
Government authorities	1,854	1,288
Provision for warranty costs	200	200
Other	-	168

	$6,642	$8,043

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Operating leases:

The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2012. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2007, are as follows:

2008	$2,853
2009	2,276
2010	1,709
2011	903
2012	509

$8,250

Total rent expenses for the years ended December 31, 2005, 2006 and 2007, were approximately $ 1,768, $ 1,948 and $ 2,838, respectively (see also Note 13b).

b.	Litigation:

1.
In December 2001, the Company, its Chairman, its President and Chief Executive Officer and its Chief Financial Officer (the "Individual Defendants") and several underwriters in the syndicates for the Company’s September 30, 1999 Initial Public Offering ("IPO") and January 24, 2000 secondary offering, were named as defendants in a class action complaint alleging violations of the federal securities laws, in the United States District Court, Southern District of New York.

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

On October 9, 2002, the Court dismissed the Individual Defendants from the case without prejudice. This dismissal disposed of the Section 15 and 20(a) control person claims without prejudice, since these claims were asserted only against the Individual Defendants.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On December 5, 2006, the Second Circuit vacated a decision by the district court granting class certification in six "focus" cases, which are intended to serve as test cases. Plaintiffs selected these six cases, which do not include the Company. On April 6, 2007, the Second Circuit denied a petition for rehearing filed by the plaintiffs, but noted that the plaintiffs could ask the district court to certify more narrow classes than those that were rejected.

Prior to the Second Circuit’s decision, the majority of issuers, including the Company, had submitted a settlement to the district court for approval. In light of the Second Circuit opinion, the parties agreed that the settlement could not be approved. On June 25, 2007 the district court approved a stipulation filed by the plaintiffs and the issuers that terminated the proposed settlement

On August 14, 2007, the plaintiffs filed amended complaints in the six focus cases. The amended complaints include a number of changes, such as changes to the definition of the purported class of investors, and the elimination of the individual defendants as defendants. The six focus case issuers and the underwriters named as defendants in the focus cases filed motions to dismiss the amended complaints against them on November 14, 2007. On September 27, 2007, the plaintiffs filed a motion for class certification in the six focus cases (see also Note 14b).

Due to the inherent uncertainties of litigation, the Company's management and its legal counsel cannot accurately predict the ultimate outcome of the matter. If the Company is found liable, it is unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than the Company’s insurance coverage, and whether such damages would have a material impact on its results of operations, cash flows or financial condition in any future period.

2.
The Company’s French subsidiary, Radware France, is a party to three separate litigation proceedings before the Boulogne-Billancourt Employment Tribunal, brought against the subsidiary by three of its former employees claiming damages in connection with their dismissal total amounted to approximately € 490 (approximately $ 795 as of December 31, 2007). The hearings with respect to two of these matters are scheduled for October 23, 2008 and April 30, 2009, respectively. With respect to the third employee, there is no date scheduled for the hearing and the Company and employees are in settlement negotiations. At this stage, the Company’s management cannot assess the outcome or the risks associated with these three matters but in any event the Company’s management does not expect them to have a material affect on its financial results and operations.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY

The Company's shares are listed for trade on the NASDAQ National Market and since April 2004 on the Tel-Aviv Stock Exchange, both under the symbol "RDWR".

a.	Treasury stock:

In July 2006, the Company's Board of Directors authorized the repurchase of up to $ 50,000 in the open market, subject to normal trading restrictions. During 2006, the Company purchased 846,855 of its Ordinary shares for total consideration of $ 11,069 which were recorded as Treasury shares, at cost as part of shareholders' equity.

b.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

Stock Option Plans:

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006. Under the modified prospective transition method, compensation cost recognized in the year ended December 31, 2006 and 2007, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated.

c.
The Company has two stock option plans, the Company's Key Employee Share Incentive Plan (1997) and the Directors and Consultants Option Plan ("the Stock Option Plans"). Under the Stock Option Plans, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The exercise price per share under the Stock Option Plans was generally, not less than the market price of an Ordinary share at the date of grant. The options expire between 5.2 years to 7 years from the grant date. The options vest primarily over four years. Each option is exercisable for one Ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Pursuant to the Stock Option Plans, the Company reserved for issuance 9,937,236 Ordinary shares. As of December 31, 2007, an aggregate of 248,139 Ordinary shares of the Company were still available for future grants. This amount includes an increase of 3% of issued and outstanding Ordinary shares reserved for option grants under the Stock Option Plans, as approved by the Company in January 2007.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, granted prior to January 1, 2006, based on the accelerated attribution method and for awards granted subsequent to January 1, 2006, based on the straight-line-method over the requisite service period of each awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

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

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2005, 2006 and 2007 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2005	2006	2007

Risk free interest	4.5%	4.88%	4.46%
Dividend yields	0%	0%	0%
Volatility	41%	50%	47%
Expected term (in years)	3.5	3.89	4.10

A summary of employee option activity under the Company's Stock Option Plans as of December 31, 2007 and changes during the year ended December 31, 2007 are as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2007	3,284,999	$15.13
Granted	2,414,900	$14.30
Exercised	(148,000)	$9.24
Expired	(771)	$8.05
Forfeited and cancelled	(846,999)	$16.35

Outstanding at December 31, 2007	4,704,129	$14.94	3.38	$5,877

Exercisable at December 31, 2007	1,509,396	$14.94	1.24	$2,896

Vested and expected to vest at December 31, 2007	4,284,078	$14.97	3.31	$5,376

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of the employee option activity under the Company’s Stock Option Plans as of December 31, 2005 and 2006, and changes in activity during the years ended on those dates, are as follow:

	December 31, 2005		December 31, 2006
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	3,902,433	$13.21	4,054,380	$14.31
Changes during the year:
Granted	1,007,250	$18.80	1,122,400	$14.69
Exercised	(503,591)	$12.15	(1,196,998)	$10.55
Expired	(45,174)	$45.88	-	$-
Forfeited and cancelled	(306,538)	$13.96	(694,783)	$17.48

Options outstanding at the end of the year	4,054,380	$14.31	3,284,999	$15.13

Options exercisable at the end of the year	1,428,575	$9.52	1,034,230	$13.18

The weighted-average grant-date fair value of options granted during the years ended December 31, 2005, 2006 and 2007 was $ 7.1, $ 5.04 and $ 4.96, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price on the last trading day of fiscal 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes, based on the fair market value of the Company's stock. Total intrinsic value of options exercised for the year ended December 31, 2007 was approximately $ 911. As of December 31, 2007, there was approximately $ 11,047 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.22 years. Total grant-date fair value of vested options for the year ended December 31, 2007 was approximately $ 12,107.

The options outstanding under the Company's Stock Option Plans as of December 31, 2007, have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	exercisable
price	2007	life (years)	price	2007	options

$8-11	403,837	0.42	$9.02	403,837	$9.02
$12.5-15	2,517,975	3.47	$14.13	520,500	$14.79
$15.22 - 17	1,229,492	4.66	$15.98	290,798	$17.00
$18-20.08	333,425	2.51	$18.60	150,261	$18.83
$23.13-25.30	219,400	1.94	$23.84	144,000	$23.85

	4,704,129			1,509,396

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

The following table illustrates the effect on the net income and net earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation for the year ended December 31, 2005:

Year ended December 31,
2005

Net income as reported	$9,344
Add: stock-based employee compensation expenses included in reported net loss - intrinsic value	58

Deduct: total stock-based employee compensation expense determined under fair value based method	(6,082)

Pro forma net income	$3,320

Basic net income per share as reported	$0.50

Diluted net income per share as reported	$0.47

Pro forma basic net earnings per share	$0.18

Pro forma diluted net earnings per share	$0.17

On December 31, 2007, the Company granted 500,000 stock options to its Chief Executive Officer with an exercise price of $ 15.22 per share. The exercise of these options is contingent upon the increase in the market price of the Company's Ordinary shares. The options expire seven years from the grant date. The fair value of these options was estimated using the Monte Carlo simulation with the following assumptions: risk-free interest rate of 3.7% volatility factor of the expected market price of the Company's Ordinary shares of 50.64%.
Total compensation expenses amount to $ 3,176 which will be recognized over the vesting period as a result, no compensation expenses were recorded as of December 31, 2007.

In October, 2007, the Company granted 100,000 stock options to employees with an exercise price of $15.61 per share. The options will vest based on the Company’s attaining certain performance conditions. The options expire seven years from the grant date. The fair value of these options was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: expected volatility of 45%, risk free interest rate of 4.11%, dividend yield of 0% and expected life of 3.79 years. Total compensation expenses amount to $ 595 which will be recognized over the vesting period. During the year ended December 31, 2007, the Company recorded an amount of $ 43 as compensation expenses.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME

a.	General

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the Company.

The Company adopted the provisions of FIN 48 as of January 1, 2007. The adoption of FIN 48 as of January 1, 2007 did not have any effect on the Company's retained earnings and financial position. As of January 1, 2007, tax liabilities in respect of unrecognized tax positions in accordance with FIN 48 amounted to $ 287.

A reconciliation of the beginning and ending amount of unrecognized tax positions is as follows:

Unrecognized tax benefits

Balance at January 1, 2007 (*)	$287
Additions based on tax positions related to the current year	-

Balance at December 31, 2007	$287

(*)	all of Company's gross tax liabilities as of January 1, 2007 were already accrued under prior GAAP before the adoption of FIN 48.

The Company and its subsidiaries file income tax returns in Israel and in other jurisdictions of its subsidiaries. As of December 31, 2007, the Company received final tax assessments from the Israeli Tax Authorities for the tax years 1999 through 2002. In respect of the Company’s main subsidiaries, tax assessments are open to examination by the local tax authorities form inception through 2007.

b.	Israeli income taxes:

1.	Measurement of taxable income:

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

3.	Carryforward tax losses:

The Company has estimated total available carryforward operating tax losses of approximately $ 5,800, to offset against future taxable profit. As of December 31, 2007, the Company provided a full valuation allowance in respect of all the deferred tax assets resulting from the carryforward operating tax losses (totaling $ 5,800) for which future offset is doubtful. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.The Company also recorded deferred tax assets in the total amount of approximately $ 1,321 (net of valuation allowance) in respect of carryforward capital losses which are planed to be utilized against capital gains based on its tax planning in the foreseeable future.

4.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company's production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an "Approved Enterprise" status under the above state law. According to the provisions of such Israeli law, the Company has been granted the "Alternative Benefit Track", under which the main benefits are a tax exemption and reduced tax rate. Therefore, the Company's income derived from the Approved Enterprise and allocated to the Tel Aviv facility will be entitled to a tax exemption for a period of two years and to an additional period of five to eight years with reduced tax rates of 10%-25% (based on percentage of foreign ownership). Income allocated to the Jerusalem facility will be exempt from tax for a period of up to 10 years, provided that the Company meets certain criteria. The duration of tax benefits is subject to a limitation of the earlier of 12 years from commencement of production, or 14 years from the approval date. The Company began to utilize such tax benefits in 2004. The time limitation does not apply to the exemption period.

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

As of December 31, 2007, retained earnings included approximately $ 25,000 in tax-exempt income earned by the Company's "Approved Enterprise". The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise".

If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits with respect to the gross amount as if the Company had not elected the alternative tax benefits (currently between 10% - 25%).

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

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of the Company's business income from export. In order to receive the tax benefits, the Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a minimum amount specified in the law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise ("the Year of Election"). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of 7 years from the commencement year, or 12 years from the first day of the Year of Election. As of December 31, 2007, the Company did not generate income under the provisions of the new law.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2005	2006	2007

Current taxes	$(304)	$(1,313)	$(580)

Increase in deferred tax assets	64	957	152

	$(240)	$(356)	$(428)

Domestic	$(203)	$170	$40
Foreign	(37)	(526)	(468)

	$(240)	$(356)	$(428)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2006	2007
Deferred tax assets:
Carryforward tax losses	$2,895	$4,136
Tax benefit related to employee stock option exercises	900	935

Gross deferred tax assets	3,795	5,071
Valuation allowance	(1,820)	(2,815)

Net deferred tax asset	1,975	2,256

Gross deferred tax liabilities
Temporary differences relating to property and equipment	(64)	(193)

Net deferred tax assets	$1,911	$2,063

e.	Foreign:

The Company's U.S. subsidiary has estimated total available carryforward tax losses of approximately $ 2,100 to offset against future taxable profit until 2022. As of December 31, 2007, the Company recorded a deferred tax asset of $ 763 relating to the available net carryforward tax losses.

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

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises which will be credited to additional paid-in capital when realized and from losses for which future offset is doubtful,. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

In addition, two other subsidiaries have estimated total available carryforward tax losses of approximately $ 1,100 to offset against future taxable profit. As of December 31, 2007, the Company recorded a deferred tax asset of $ 146 relating to these available net carryforward losses.

f.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income (loss) of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2005	2006	2007
Income before taxes, as reported in the consolidated statements of income	$9,584	$(924)	$(11,583)

Statutory tax rate	34%	31%	29%

Theoretical tax expenses (benefit) on the above amount at the Israeli statutory tax rate	$(3,259)	$286	$3,359
Decrease in taxes resulting from "Approved Enterprise" benefits (1)	2,746	-	-
Tax adjustment in respect of different tax rate of foreign subsidiary	(55)	(55)	(263)
Non-deductible expenses and other permanent differences	(528)	1,318	(1,213)
Deferred taxes on losses for which valuation allowance was provided, net	-	(920)	(995)
Stock compensation relating to option per SFAS 123(R)	-	(1,400)	(1,316)
Income taxes in respect of prior years	604	473	-
Other	175	(58)	-

Actual tax expense	$(240)	$(356)	$(428)

(1) Per share amounts (basic) of the tax benefit resulting from the exemption	$0.15	$-	$-
Per share amounts (diluted) of the tax benefit resulting from the exemption	$0.14	$-	$-

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	TAXES ON INCOME (Cont.)

g.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2005	2006	2007

Domestic	$7,601	$(2,129)	$(13,015)
Foreign	1,983	1,205	1,432

Income (loss) before income taxes	$9,584	$(924)	$(11,583)

NOTE 11:-	GEOGRAPHIC INFOROMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following presents total revenues for the years ended December 31, 2005, 2006 and 2007 and long-lived assets as of December 31, 2006 and 2007:

	Year ended December 31,
	2005	2006	2007
Revenues from sales to customers located at:
America (principally the United States)	$31,900	$27,646	$24,368
EMEA *)	24,074	27,529	29,412
Asia Pacific	21,610	26,235	34,851

	$77,584	$81,410	$88,631

*)	Europe, the Middle East and Africa.

	December 31,
	2006	2007
Long-lived assets, by geographic region:
America	$1,669	$4,638
EMEA	8,957	10,923
Asia Pacific	990	1,454

	$11,616	$17,015

b.	Major customer data as a percentage of total revenues:

	Year ended December 31,
	2005	2006	2007

Customer A	16%	12%	5%

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2005	2006	2007
Financial income:
Interest on bank deposits	$3,426	$1,048	$2,917
Foreign currency translation differences, net	-	892	70
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	2,856	5,620	4,569

	6,282	7,560	7,556
Financial expenses:
Interest and other bank charges	(70)	(138)	(136)
Foreign currency translation differences, net	(1,053)	-	-

	$5,159	$7,422	$7,420

NOTE 13:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain of the Company's Board of Directors, management and shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2006	2007

Trade receivables	$1,452	$1,320

Trade payables	$68	$175

b.	The following related party transactions are included in the statements of operations:

	Year ended December 31,
	2005	2006	2007

Revenues (1)	$3,111	$3,656	$4,184

Operating expenses, net - primarily rental, sub-contractors and communications (2)	$1,309	$917	$1,374

Purchase of property and equipment	$377	$939	$948

(1)	Distribute the Company's products on a non-exclusive basis.
(2)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SUBSEQUENT EVENTS

a.	As of December 31, 2007, the Company’s Structured deposit amounted to $ 10,236 (see also Note 2g). During April, 2008, the Structured deposit was redeemed in the amount of $ 10,069.

b.
In respect of the plaintiffs as discussed in Note 8b(1), on March 26, 2008, the district court dismissed the Section 11 claims of those members of the putative classes in the focus cases who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. With respect to all the other claims, the motions to dismiss were denied. The Company is awaiting a decision from the Court on the class certification motion.

c.
In respect of Coverlight acquisition, the Company could have possibly been required to make an additional cash payment of $8,500 earn-out upon reaching sales performance targets by April 2008. Since the sales targets were not achieved, the Company was not required to pay the additional earn-out amount.

