Form 20-F
period 2008-12-31
RADWARE LTD
filed 2009-03-25
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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

Efrat Baruh-Noy
Tel. +972-3-7668666, Fax: +972-3-7668982
22 Raoul Wallenberg St., Tel Aviv 69710, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares,	NASDAQ Global Select Market
NIS 0.1 par value per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

18,918,438 Ordinary Shares, NIS 0.1 par value per share

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17  ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes  ☒  No

INTRODUCTION

          As used in this annual report, the terms “we,” “us,” “our,” the “Company,” and “Radware” mean Radware Ltd. and its subsidiaries, unless otherwise indicated. The references to “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999 (as amended).

          We have registered trademarks for “Radware®”, “APSolute®”, “Web Server Director®”, “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®”,, “Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®” and “SecureFlow®” and we have trademark applications pending for “OnDemand Switch™”, “Uplink™”, “Virtual Director™”, “APSolute Vision™”, “Apsolute Insite™” and “AppWall™”. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

          The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations for the years ended December 31, 2006, 2007 and 2008 and the balance sheet data as at December 31, 2007 and 2008 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of operations financial data for the years ended December 31, 2004 and 2005 and the balance sheet data for the years ended December 31, 2004, 2005 and 2006 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report. Please see notes 2w and 11 of the notes to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2004	2005	2006*	2007*	2008*

	(US $ in thousands except per share data)

Statement of Operations Data:
Revenues:
Products	$52,206	$55,902	$57,335	$59,422	$59,678
Services	16,233	21,682	24,075	29,209	34,903

	68,439	77,584	81,410	88,631	94,581

Cost of revenues:
Products	8,080	9,325	10,267	13,133	15,143
Services	4,104	5,571	5,524	5,895	6,431

	12,184	14,896	15,791	19,028	21,574

Gross profit	56,255	62,688	65,619	69,603	73,007

Operating expenses:
Research and development, net	10,342	13,017	17,659	23,515	28,357
Sales and marketing	31,898	40,002	50,128	57,977	63,591
General and administrative	4,493	5,244	6,178	7,114	12,066

Total operating expenses	46,733	58,263	73,965	88,606	104,014

Operating profit (loss)	9,522	4,425	(8,346)	(19,003)	(31,077)
Financial income, net	4,565	5,159	7,422	7,420	3,612

Income (loss) before income taxes	14,087	9,584	(924)	(11,583)	(27,395)
Income taxes	(341)	(240)	(356)	(428)	(3,627)
Minority interest in losses of a subsidiary	34	–	–	–	–

Net income (loss)	$13,780	$9,344	$(1,280)	$(12,011)	$(31,022)

Basic net earnings (loss) per share	$0.77	$0.50	$(0.07)	$(0.62)	$(1.60)

Diluted net earnings (loss) per share	$0.70	$0.47	$(0.07)	$(0.62)	$(1.60)

* The Company adopted Statement of Financial Accounting Standards Board No. 123(revised 2004) “Share-Based Payment” effective January 1, 2006.

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008

	(In thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	17,995	18,800	19,325	19,477	19,440

Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	19,805	20,072	19,325	19,477	19,440

	December 31,
	2004	2005	2006	2007	2008

	(US $ in thousands)

Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities and current maturities of long-term bank deposits	$109,020	$126,901	$140,375	$152,110	$88,796
Long-term bank deposits, structured deposit and marketable securities	48,021	37,592	23,756	2,735	45,112
Working capital	107,687	124,005	137,406	149,954	82,292
Total assets	183,241	204,347	215,668	216,067	185,464
Shareholders’ equity	160,917	177,426	182,414	176,713	148,062

B.	Capitalization and Indebtedness

          Not applicable.

C.	Reasons for the Offer and Use of Proceeds

          Not applicable.

D.	Risk Factors

          You should carefully consider the following risks before deciding to purchase, hold or sell our ordinary shares. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. The following risks are not the only risk factors facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. The trading price of our ordinary shares could decline due to any of these risks. You should also refer to the other information contained or incorporated by reference in this annual report, before making any investment decision regarding our Company.

Risks Related to Our Business and Our Industry

We have incurred losses, and may continue to incur losses in the future.

          We incurred losses in 2006 through 2008. We had a net loss of approximately $31.0 million in 2008 and a net loss of approximately $12.0 million in 2007. We will need to generate increased revenues as well as reduce our costs to return to and maintain profitability.

          Our revenues may not grow or continue at their current level. For example, the growth rate in 2007 compared to 2006 was approximately 9% and the growth rate in 2008 compared to 2007 was approximately 7%. Our gross margin is currently approximately 77% and, as a result, any decrease in sales may have a significant effect on our profitability.

          In addition, our operating expenses may increase. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation and the results that our past expenditures produce. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until some time in the future. For example, during 2008 we continued to invest in the expansion of our new line of hardware platforms, the OnDemand Switch™. We also invested in new product development, including solutions for the carrier sector along with the introduction of the Virtual Director™ and AppWall™ appliances for the enterprise sector, and we continued to enhance our DefensePro® (network security) and Insite (management) offerings. Our efforts as well as our expenditures in these products and any related go-to-market strategies may not result in increased revenues. If our revenues continue not to increase as anticipated, or if our expenses are not reduced, we will continue to incur losses.

          Our results for 2008 were benefited by financial income in an amount of approximately $3.6 million. We cannot assure you that we will be able to generate financial income in the future or that such financial income will remain at the same level.

          The global economic recession and volatility of the market for our products, including slow-down in expenditures and other trends in our industry, could have a material adverse effect on our results of operations.

          Our business is dependent on current and anticipated market demand for our products. In 2008, the growth rate in the overall market’s IT spending slowed down due to real estate and financial issues globally which led to recession fears. This trend has continued into the first quarter of 2009 and is expected to worsen in the near future. More specifically, the growth rate of overall IT expenditures in the United States has steadily declined since the last quarter of 2008, with estimates by IDC at 0.1% growth for 2009; in the Layer 4-7 (application delivery) sector, worldwide growth is estimated by IDC to be 3.2% for 2009; and, in the Intrusion Prevention sector of the network security market, the growth rate according to Gartner already slowed in 2008 down to 12.3% from a rate of 32.4% in 2007. The economic outlook for 2009 has worsened significantly, including in our largest markets, Europe and Asia Pacific, and the global economic recession appears set to continue for some time although we are currently unable to predict how long the recession will last or its full extent. Therefore, if global conditions further deteriorate, and companies in our target markets reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

          We face the risk of a decrease in our cash balances and losses in our investment portfolio

          Investment income is an important component of our net income. The ability to achieve our investment objectives is affected by many factors, some of which are beyond our control. Our cash throughout the world is invested in fixed-income securities and is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions.

          The outlook for our investment income is dependent on the future direction of interest rates, the amount of any share repurchases or acquisitions that we effect and the amount of cash flows from operations that are available for investment. Any significant decline in our investment income or the value of our investments as a result of continued falling interest rates, deterioration in the credit worthiness of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition. For example, in 2008 our financial income totaled to $3.6 million, less than 50% of our financial income in 2007. This decrease is attributed mainly to the decrease in prevailing market interest rates.

          The current global credit crisis may significantly decrease the value of our investment assets

          The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected return rates. Due to recent market developments, including a series of rating agency downgrades, the fair value of these investments may decline. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be impacted accordingly.

          Our cash, cash equivalents, short-term deposit and marketable securities totaled $133.9 million as of December 31, 2008. Our investment portfolio policy is buy and hold, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the changes in the fair values of our investments into income, our reported net loss for the year ended December 31, 2008, would have increased by $0.9 million.

          One of our primary market risk exposures is changes in interest rates, which relates primarily to our investments in marketable securities. A decline in market interest rates, such as the significant global decline in recent months, has had an adverse effect on our investment income. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. Currently we do not hold any securities which can be early redeemed. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

We may experience significant fluctuations in our quarterly financial performance because of the factors discussed below and seasonal fluctuations in our sales.

          Our quarterly operating results have varied significantly in the past and may vary significantly in the future as a result of various factors, many of which are outside of our control. These factors include:

•	Our limited order backlog;

•	Our need to develop and introduce new and enhanced products and features; and

•	The long sales cycles of our products.

As a result of the foregoing our results in any quarter may also fall below projected results.

          In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales. Because our sales have grown year-over-year since inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers. For example, we believe that our sales may be reduced from the levels which we might otherwise have been able to attain during the first quarter of 2009, since some of our customers are still planning their annual purchasing budget in the beginning of the year, and in the third quarter of 2009 because of the slowdown in business activities during the summer months in Europe. We further believe that our sales during the fourth quarter of 2009 may be increased because some of our customers tend to make greater capital expenditures towards the end of their own fiscal years. Because of these anticipated fluctuations, our sales and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects.

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

          The Application Delivery and Network Security markets are highly competitive and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc. and Brocade Communications Systems, Inc. (Foundry Networks, Inc.). In addition, we face competitors in the Network Security space, with respect to our Intrusion Prevention Systems (IPS). Such principal competitors include Juniper Networks, Inc., 3Com Systems, Inc. (TippingPoint Technologies, Inc.), McAfee, Inc., Sourcefire, Inc., and IBM Corporation (Internet Security Systems). We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Delivery or Network Security solutions and emerge as significant competitors. Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to achieve, maintain and increase profitability. Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

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

          We must develop new products as well as enhancements and new features to existing products to remain competitive. If we fail to develop new products and product enhancements on a timely basis, we may lose market share.

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

We are currently developing new products and enhancements to our existing products. We may not be able to successfully complete the development and market introduction of new products or product enhancements. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors. During 2008, we invested in, and plan to continue to invest in 2009 in developing or when appropriate, acquiring, capabilities to advance our APSolute product family and market vision for business-smart networking. As part of such investments, we acquired Covelight Systems, Inc., or Covelight in April 2007 for their web channel intelligence technology that allows business events to be captured in real-time on the network. To date we have not realized substantial revenue from the Inflight product acquired through the acquisition of Covelight, however based on this technology we have launched a new product (Virtual Director™) for the virtualized data center environments.

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

          As part of our business strategy, we may invest in or acquire other businesses, technologies or assets, or we may enter into joint ventures or other strategic relationships with third parties. For example, in the last three years we acquired the businesses of V-Secure Technologies Inc., or V-secure and Covelight. In addition, we have entered into an asset purchase agreement with Nortel Networks Ltd., Nortel Networks Inc. and other Nortel entities (“Nortel”) to purchase certain assets of Nortel in relation to the “Alteon” product line (the “Alteon Acquisition”). This transaction was subject to higher and better bids and is now pending court approvals. In connection with future acquisitions, including the Alteon Acquisition, we may assume liabilities or write-offs, incur amortization expenses related to intangible assets or realize large write-offs based on management decision that such assets will no longer be used or will be phased out. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which may result in the writing-off, or impairment, of the relevant assets. For example, during 2008 we had an impairment charge of $2.0 million in connection with intangible assets acquired as a result of the Covelight acquisition. Moreover, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

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

          We cannot be certain that our recent acquisitions or any future acquisition or merger will be successful. If the operation of the business of any recent or future acquisitions or mergers disrupts our operations, our business may suffer. Furthermore, even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition. In addition, our pursuit of potential acquisitions, including the Alteon Acquisition, may divert our management’s attention from our core business and require considerable cash outlays at the expense of our existing operations, whether or not such transactions are consummated.

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

          We sell our products primarily to independent distributors, including value added resellers, original equipment manufacturers and systems integrators. These distributors resell our products to the ultimate customers. We currently have several dozen active independent distributors and resellers that sell our products. We are highly dependent upon our distributors’ active marketing and sales efforts. Our distribution agreements generally are non-exclusive, one-year agreements with no obligation on the part of our distributors to renew the agreements. Typically, our distribution agreements do not prevent our distributors from selling products of other companies, including products that may compete with our products, and do not contain minimum sales or marketing performance requirements. As a result, our distributors may give higher priority to products of other companies or to their own products, thus reducing or discontinuing their efforts to sell our products. We may not be able to maintain our existing distribution relationships. If our distributors terminate their relationships with us, we may not be successful in replacing them. In addition, we may need to develop new distribution channels for new products and we may not succeed in doing so. Any changes in our distribution channels, or our inability to establish distribution channels for new products, will impair our ability to sell our products and result in the loss of revenues.

          Our products generally have long sales cycles, which increase our costs in obtaining orders and reduce the predictability of our earnings.

          Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. As a result, our pre-sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new equipment. The sales cycles of our products to new customers can last as long as twelve months from initial presentation to sale. This delays the time in which we recognize revenue, and results in our having to invest significant resources in marketing and sales.

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

          Our international sales may expose us to additional risks

          We currently offer our products in over 40 countries in addition to the United States. In fiscal years 2007 and 2008 our sales outside the Americas represented approximately 72% and 75%, respectively, of our total sales. Our international business activity involves varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks, among others, may include: the possibility of unfavorable circumstances arising from host country laws or regulations, including unexpected changes of interpretations thereof; partial or total expropriation; export duties and quotas; local tax exposure; insurrection or war; and differences in business practices. For example, we are required to comply with European Union Directives with respect to product quality assurance standards and environmental standards. In 2006, we were required to modify certain of our products in order to comply with Directive 2002/95/EC on Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (known as the “RoHs Directive”), which requires products sold in Europe to meet certain design specifications. We incurred costs and expenses and were required to spend management time and resources in the redesign of our products to meet the RoHs Directive. We are currently in compliance with the RoHs Directive.

          Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

          We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•

A significant portion of our expenses, principally salaries and related personnel expenses, are paid in New Israel Shekels (“NIS”), whereas most of our revenues are generated in dollars and partially in Euros. We have witnessed a significant strengthening of the NIS against the dollar during 2007 and most of 2008, which has considerably increased the dollar value of our expenses in Israel. Should the NIS maintain, or increase, its strength in comparison to the dollar, the dollar value of these expenses will continue to be high, and our results of operations will be adversely affected.

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

          Undetected defects and errors may increase our costs and impair the market acceptance of our products.

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

          We rely on USR Technologies and Electronics (2003) Ltd. (“USR”) to supply us with circuit boards. These circuit boards are a principal component, which we use in the manufacture of our products. If we are unable to acquire circuit boards from USR on acceptable terms, or should USR cease to supply us with circuit boards for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period. In addition, we rely on Nexcom International Co. Ltd. (“Nexcom”), to provide us with circuit boards for our new OnDemand Switch platform. In 2008 we used both USR and Nexcom to manufacture our products, purchasing approximately half of our products from each of those manufacturers. We expect that in 2009 our relative portion of purchases from Nexcom will further increase. If we must rely on alternate suppliers, there is no assurance that we will be able to obtain the quantities we require at lead times and pricing competitive to USR or Nexcom, respectively.

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

          Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses. Our success depends upon the protection of our proprietary software installed in our products, our trade secrets and our trademarks. To protect our rights to our intellectual property, we rely on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others. In the United States, we have registered trademarks for “Radware®”, “APSolute®”, “Web Server Director®”, “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®”, “Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®” and “SecureFlow®” and we have trademark applications pending for “OnDemand Switch™”, “Uplink™”, “Virtual Director™”, “APSolute Vision™”, “Apsolute Insite™” and “AppWall™”. In addition, we have registered patents in the United States for our triangle redirection method used for the global load balancing, for our mechanism for efficient management and optimization of multiple links used in our LinkProof product, for our method for load balancing by global proximity used in our WSD product, for our method for controlling traffic on links between autonomous BGP systems and for our method of monitoring anomalies in users communication with server applications in our Inflight product. We also have pending patent applications and provisional patents in connection with several features used in our products. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Furthermore, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

          Our products may infringe on the intellectual property rights of others.

          Third parties may assert against us infringement claims or claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. As a result we may incur costs defending ourselves or settling lawsuits even if we believe we do not infringe on the rights of such third parties. For example, in 2003 F-5 filed a patent infringement case against us, which was thereafter settled.

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

          The majority of our cash and cash equivalents, and short-term bank deposits are invested in banks in the United States and in Israel. Some of these deposits may be in excess of insured limits and are not otherwise insured. If one or more of these financial institutions were to become insolvent, the loss of these investments would have a material adverse effect on our financial condition.

Risks Related to the Market for Our Ordinary Shares

          Two shareholders may exert significant influence in the election of our directors and over the outcome of matters requiring shareholder approval.

          As of March 20, 2009, Yehuda Zisapel, a member of our Board of Directors, beneficially owned 17.37% of our ordinary shares outstanding and Yehuda Zisapel’s son, Roy Zisapel, our Chief Executive Officer, President and director, beneficially owned approximately 3.43% of our ordinary shares outstanding (See “Item 6 – Share Ownership”). Additionally, Yehuda Zisapel’s brother, Zohar Zisapel, beneficially owns 5.62% of our outstanding ordinary shares (See “Item 7 – Major Shareholders”). As a result, these shareholders, who do not have a voting agreement, may exert significant influence in the outcome of various actions that require shareholder approval, such as the election of our directors, and the approval or rejection of a merger and similar corporate transactions.

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

          Based on applying the market capitalization approach using our closing stock price as of the end of each quarter in 2008, it is likely that we would be a PFIC for 2008. However, by applying alternative valuation methodologies, including valuation methodologies that make certain adjustments to our market capitalization, we believe that we will not be classified as a PFIC for 2008. There are no assurances that the IRS will not challenge this treatment and it is possible that the IRS will attempt to treat us as a PFIC for 2008 and possibly prior taxable years. However, the IRS has accepted other valuation methods besides the market capitalization approach in certain valuation contexts. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets, and the future price of our ordinary shares which are all relevant to this determination of whether we are classified as a PFIC. Accordingly, there can be no assurance that we will not become a PFIC in 2009 or in subsequent taxable years. U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report entitled “Item 10 – Additional Information – Taxation – United States Federal Income Tax Considerations.”

          We do not intend to pay cash dividends.

          Our policy is to retain earnings for use in our business and, for this reason, we do not intend to pay cash dividends on our ordinary shares in the foreseeable future.

Our share price has decreased significantly and could continue to fluctuate and further decrease significantly.

          The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price has decreased significantly since the end of 2007. The highest closing price of our share, as reported by the NASDAQ Global Select Market, during the last quarter of 2007 was $16.92, compared to the lowest closing price of $5.15 during the first quarter of 2009. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly and further decrease, such as:

•	Fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	Shortfalls in our operating results from levels forecast by securities analysts;

•	Announcements concerning us or our competitors;

•	The introduction of new products and new industry standards;

•	Changes in pricing policies by us or our competitors;

•	General market conditions and changes in market conditions in our industry;

•	The general state of the securities market (particularly the technology sector); and

•	Political, economic and other developments in the State of Israel, the United States and worldwide.

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

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between the Palestinians and Israel, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Since June 2007, thousands of missiles have been fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and the Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.

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

          The majority of our revenues are denominated in U.S. dollars or are dollar-linked, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies mainly in Israel, in NIS, in Europe, in Euros and in Asia-Pacific in several local currencies. In 2008, we sold in Euros in most European countries. In this respect, the NIS may increase in value relative to the dollar. In such event, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In addition, if the Euro increases in value relative to the dollar and sales in Euros do not exceed expenses incurred in Euros, the dollar cost of our operations in Europe will increase and our operating profit will be adversely affected. If the Euro decreases in value relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit will be negatively affected as a result of a decrease in the dollar value of our sales. If the dollar decreases in value relative to Chinese, Indian, Australian and/or Japanese currencies, the dollar cost of our operations in Asia-Pacific will increase and our operating profit will be negatively affected. For example, during 2008, the average value of the dollar decreased in relation to the NIS and Euro. As a result, during 2008, we had an increase in expenses which was partially offset by the increase we had in our sales due to the fact that our sales to the EU countries are also denominated in Euro. We cannot provide assurances that we will not be materially adversely affected by the rate of inflation in Israel or exchange rate fluctuations in the future.

          Because we received grants from the Israeli Office of the Chief Scientist, we are subject to ongoing restrictions.

          We received, and may in the future apply for, royalty-bearing or non-royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, for research and development programs that meet specified criteria. The terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. In addition, any non-Israeli who becomes a holder of 5% or more of our share capital is generally required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions and penalties of which are the transferability limits described above.

          The tax benefits we may receive in connection with our approved enterprise program or benefited enterprise program require us to satisfy prescribed conditions and may be terminated or reduced in the future. This would increase taxes and decrease our net profit.

          We have in the past received, and may in the future apply to receive, certain Israeli government grants and may in the future utilize certain tax benefits in Israel by virtue of these programs. To remain eligible for these grants and tax benefits, we must continue to meet certain conditions, including making some specified investments in fixed assets and maintaining a certain level of foreign investors’ holdings in our ordinary shares. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we may have to refund payments previously received under these programs (with interest and linkage differentials) or pay certain taxes. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. If these programs and tax benefits are ended, our business, financial condition and results of operations could be negatively affected.

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

          Radware Ltd. was organized in May 1996 as a corporation under the laws of the State of Israel. Our principal executive offices are located at 22 Raoul Wallenberg Street, Tel-Aviv 69710, Israel and our telephone number is 972-3-766-8666. Our website address is www.radware.com. Information contained on our website does not constitute a part of this annual report.

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

          We commenced operations in April 1997. In September 1999, we conducted the initial public offering of our ordinary shares and our ordinary shares commenced trading on the NASDAQ. In January 2000, we completed a secondary public offering.

          In December 2005, we acquired the business of V-Secure which included the acquisition of intellectual property, technology, customers’ relationship and goodwill, and added enhanced capabilities to our portfolio.

          In April 2007, we acquired Covelight, a U.S.-based company providing web channel intelligence technology, which added enhanced capabilities to our portfolio.

          In February 2009, we entered into an asset purchase agreement with Nortel, to acquire Nortel’s Layer 4-7 application delivery business. This agreement was subject to higher and better bids and is now subject to bankruptcy court approvals. See “Item 10C–Additional Information – Material Contracts.”

          For a discussion of our capital expenditures and divestitures, see “Item 5–Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

B.	Business Overview

          General

          Our target market is comprised of two main market sectors: Application Delivery and Network Security.

          The Application Delivery market sector consists of simple load balancing application switches (Layer 4-7) targeted at the small- and medium-size business sector; advanced application delivery platforms targeted at the medium- to large-size enterprise sector; and wide area network (WAN) optimization controllers. This market is also referred to by select industry analysts as the Application Acceleration market. Our Application Delivery product portfolio consists of advanced application delivery platforms, which offer in addition to Layer 4-7 switching more sophisticated features (Web application firewall, extensible Markup Language (XML) validation, Session Initiation Protocol (SIP) Load Balancing, Application Program Interfaces (APIs), content transformation, etc.) that are designed to meet complex networking infrastructure and data center demands.

          The Network Security market sector is more diffuse and consists of firewall/Virtual Private Networks (VPN), Unified Threat Management (UTM), intrusion detection systems, intrusion prevention systems, network behavioral analysis (NBA) systems and Secure Sockets Layer/ Internet Protocol Security (SSL/IPSec) VPN appliances. Our proprietary offering to this market focuses on network intrusion prevention systems, which are in-line devices that monitor network and/or system activities for malicious or unwanted behavior and can react, in real-time, to block or prevent those activities.

          We develop, manufacture and market networking solutions that allow our enterprise and carrier customers to deliver their mission critical applications successfully between data centers and remote locations, over all critical points in the network.

          Our Application Delivery and Network Security solutions enable customers to manage their network infrastructure, bypass systems failures, scale their application performance, and secure their Internet protocol (“IP”) traffic. In addition our solutions enable our customers to monitor and extract business events from their network traffic - and in real-time - allow business decisions to take place on these events as they unfold. Our solutions help customers increase business agility, save capital expenditures and operating expenditures, improve productivity and extract the greatest value from investments in network infrastructures.

          Over the years, our products have won a number of awards for performance, including

•	Network Computing (Editor’s Choice),

•	SC Magazine (Recommended Buy Award),

•	Network Computing (Well-Connected),

•	Internet World (Best of Show),

•	PC Magazine (Editor’s Choice) and

•	Network Magazine (Product of the Year).

          Most recently, we have received the following recognition and/or awards:

•	Internet Telephony Magazine (2008 Product of the Year),

•	Internet Telephony Magazine (2008 Internet Telephony Excellence Award),

•	Network Products Guide (2008 Readers Trust Award for Best in Global Load Balancing),

•	Internet Telephony Magazine (2008 TMC Labs Innovation Award),

•	Network Products Guide (2008 Product Innovation Award – Behavioral Security),

•	SC Magazine (Finalist – 2008 SC Award Europe – Best Network Security) and

•	Info Security Products Guide (2008 Global Product Excellence Award; Winner – Application Security; Finalist – Intrusion Prevention).

All of our products are Underwriters Laboratories (UL) compliant and our products have also achieved significant industry certification such as:

•	the Common Criteria Evaluation & Validation Scheme (CCEVS) EAL 3 through the National Security Agency (NSA) program;

•	FIPS 140-2 through the National Institute of Standards (NIST); and

•	ISO 9001:2000 Quality of Management.

In addition, we have been recognized as among the top industry players in our respective markets by independent, third-party IT analysts such as Forrester Research, Frost & Sullivan, Gartner, IDC and Yankee Group.

          Products, Operating System (OS), Management Tool, Platforms, and Subscription Services

          Radware sells application delivery and network security products (“devices”) that run different configurations of software to deliver features specific to the intended operation of the appliance. These products utilize the proprietary APSolute OS (operating system), which embeds common operating logic into each product. Multiple Radware devices can be managed through the APSolute OS common management tool and dashboard (Insite) and are delivered via hardware switching platforms (Application Switch series and OnDemand Switch series) with various levels of processing power, throughput, port density, and speed depending on selected model. In addition, Radware offers a security update subscription service. Its products, operating system, management tools, switching platforms, and subscription services are all marketed under the APSolute brand.

          If the Alteon Acquisition is consummated, the Alteon product line is planned to enhance the Company’s application delivery portfolio.

          Products (APSolute Product Suite)

The APSolute® product suite consists of the following product families:

          •          AppDirector® Intelligent Application Delivery Controller ensures a reliable, fast and secure delivery of mission critical data center applications, eliminating the costs of application downtime and service degradation while enhancing productivity. AppDirector provides for data center optimization with advanced Layer 4-7 policies and granular packet classification in order to eliminate traffic surges, server bottlenecks, connectivity disconnects and downtime for ensured business continuity. AppDirector also provides for web compression and Hypertext Transfer Protocol (HTTP or Web) multiplexing, and accelerates web applications for high performance content serving and Secure Sockets Layer (“SSL”) encryption and decryption, providing secure and effective SSL processing.

          •          AppXcel® Application Accelerator accelerates response time to end users and free server resources, improving profitability and cost saving through web compression and Web multiplexing, and accelerates web applications for high performance content serving and SSL encryption and decryption, providing secure and effective SSL processing.

          •          Application Performance Monitoring (APM)™ provides real-time detailed visibility into application performance and accurately pinpointing the source of performance degradation using existing application delivery infrastructure.

          •          AppXML® provides secure, high-performance XML and web services communications for Service Oriented Architecture (SOA) based mission-critical applications between an enterprise and its business partners

          •          DefensePro® Intrusion Prevention and Denial of Service products protect against worms, bots, viruses, malicious intrusions and Denial of Service attacks at up to 12-Gigabit speeds, preventing attacks in real-time for intrusion prevention and multi-layer application defense.

          •          CID - Content Inspection Director® is a service delivery platform for carriers that enables centralized and optimized IP value added service deployment. It also provides high-performance security, media services and customizing delivery, to guarantee Service Level Agreements and generate new sources of revenues.

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

          •          LinkProof® manages multiple WAN and Internet traffic for networks, commonly referred to as multi-homed networks, which access the Internet through multiple connections via several Internet Service Providers, to provide fault tolerant, optimized performance and cost effective WAN connectivity.

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

          •          SIP Director® is a comprehensive SIP-aware application delivery controller (ADC) for application vendors, telecom equipment manufacturers (TEMs) and system integrators (SIs). SIP director ensures the delivery of a reliable, fast and secure SIP service in a cost effective manner.

          •          Virtual Director™ an application delivery optimization solution for the virtualized data center providing real-time, dynamic allocation of data center resources based to ensure positive user experience and improved response time. The solution aligns virtual data center operations with business policies while optimizing the use of virtual as well as physical resources to further generate CAPEX and OPEX savings.

          Application Switch Platforms

          Our previous generation of products is powered by our Application Switch platforms. Our purpose-built Application Switching hardware offers scalable and flexible throughput performance to meet the broad range of enterprise and carrier end-to-end application delivery requirements.

          Our Application Switch 1 combines ASIC-based switching, CPU processing power and APSolute OS Services to deliver the performance and service breadth to address all IP application requirements across network layers 4-7. Designed to guarantee application availability, security and performance, Application Switch 1 bridges the gap between IT infrastructure and IP Applications for comprehensive control of all critical operations across the enterprise.

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

          In the beginning of 2008, we introduced our new generation of hardware platforms, the OnDemand Switch™ 1 & 2 series, designed for medium and large-sized enterprises and carriers. OnDemand Switch provides expandable throughput from 0-4 Gbps via software license upgrade to meet the ever-changing needs of growing businesses, simplifying the upgrade process and providing investment protection, with on-demand throughput and services scalability, supporting all layer 4-7 network requirements. The OnDemand Switch 1 Series features nominal throughput from 0 to 4Gbps with 4 traffic ports of gigabit Ethernet; the OnDemand Switch 2 Series features nominal throughput from 1-4 Gbps and 16 traffic ports of gigabit Ethernet. In the fourth quarter of 2008, we introduced the OnDemand Switch™ 3 series, which delivers the same acclaimed on demand, “pay-as-you-grow” software license upgrade capability. The OnDemand Switch 3 Series features scalability and investment protection up to 16Gbps of throughput capacity, high port density including 10GE traffic ports, and dual redundant AC/DC power supply.

          We intend to offer the entire APSolute® product family on the OnDemand Switch™ series. The AppDirector® product line is the first to be followed by the DefensePro® and LinkProof® product lines.

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

•         APSolute OS Application-Smart Classification and Flow Management

          Our innovative APSolute OS features a unique classification and flow management engine that is used to classify traffic based on the industry’s most extensive and granular set of application intelligence. Users can define classes of traffic and policies for how network resources should handle that traffic based on any combination of network, application, content and user information. APSolute OS tracks the flow of traffic end-to-end and implements multi-step decisions at every critical point across the transaction path to ensure optimized application delivery.

•         APSolute OS Health Monitoring and Failure Bypassing

APSolute OS Health Monitoring continuously checks all network resources detecting failures in real-time and automatically redirecting traffic to the highest performing resources to bypass failures and guarantee high application availability and continuous operations.

•         APSolute OS Traffic Redirection

APSolute OS Traffic Redirection intelligently distributes traffic across network devices and application servers to optimize the utilization of local and global resources, and ensure service availability, security and redundancy. APSolute OS Traffic Redirection enables maximum utilization of IT infrastructure capacities across farms, local and global sites using an extensive array of traffic redirection algorithms to dispatch traffic including response time, custom algorithm, cyclic distribution, least users, least packets and least bytes.

•         APSolute OS Bandwidth Management

APSolute OS Bandwidth Management extends granular classification and control over bandwidth resource allocation, prioritizing all network traffic and guaranteeing service levels for mission critical applications across the entire network (with TOS and Diffserv marking).

•         APSolute OS Application Acceleration

The APSolute OS advanced Layer 4-7 application acceleration technologies include: SSL offloading, Transmission Control Protocol (TCP) optimization, caching and reverse proxy, Web compression and advanced image and content compression.

•         APSolute OS Intrusion Prevention

Automatically secures application network resources by continuously monitoring and inspecting all network traffic, APSolute OS Intrusion Prevention immediately terminates suspicious sessions by implementing user/application/ content policies to completely safeguard applications. On-the-fly SSL inspection and IP reassembly provide an additional layer of protection against hacker evasion techniques.

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

          We have a globally diversified end-user base, consisting of corporate enterprises including banks, insurance companies, manufacturing and retail, government agencies, media companies and service providers, such as telecommunication carriers, Internet service providers and application service providers. Customers in these different vertical markets deploy Radware products for availability, performance and security of their applications from headquarters to branch offices.

          In 2008, approximately 25% of our sales were in the Americas (principally in the United States), 32% were in EMEA (Europe, Middle East and Africa) and 43% in Asia-Pacific, compared to 28%, 33% and 39%, respectively, in 2007, and 34%, 34% and 32%, respectively, in 2006. Other than the United States and China, no single country accounted for more than 10% of our sales for 2008. For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see Item 5A.

          In 2008, approximately 63% of our sales derived from product sales and 37% derived from service sales, compared to approximately 67% and 33%, respectively, in 2007 and approximately 70% and 30%, respectively, in 2006. For the years ended December 31, 2008 and 2007, no single customer accounted for more than 10% of our sales. For the year ended December 31, 2006, one single customer (a distributor) accounted for 12% of our sales. As of December 31, 2008 and 2007, no single customer represented more than 10% of the trade receivables balance.

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

          Sales and Marketing

          Sales. We market and sell our products primarily through an indirect sales channel that consists of distributors and resellers located in North America, Europe and Asia. In addition, we generate direct sales to select customers mainly in the United States. Our sales channels are supported by our sales managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2008, we employed a total of 31 sales managers and sales staff in the Americas with locations in various states. We also employed 88 sales managers and sales staff based in the rest of the world, who are responsible for developing and maintaining distribution channels outside the Americas. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

          Marketing Strategy. Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality Application Delivery and Network Security solutions to help drive demand for our products. We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our sales force and marketing efforts are principally directed at developing brand awareness, generating demand and providing support to our distributors/resellers to promote sales. We participate in major trade shows, regionally-based events/seminars and offer support to our distributors who participate in these events. We also invest in online and search engine advertising campaigns, global public relations and regionalized field marketing campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, value added resellers and other companies that have formed strategic alliances with us.

          We have entered into co-marketing arrangements with companies in other complementary sectors, in order to broaden our customer base by selling joint solutions comprised of such complementary products. As an example, an applications vendor could sell our AppDirector™ to its customers in conjunction with its application in order to load-balance and optimize the application performance. Such co-marketing arrangements include: ArcSight Inc; Comverse; Hewlett Packard Company; IBM, Inc.; InfoSys Technologies Ltd; Microsoft Corporation; Oracle Corporation; Riverbed Technology Inc.; SAP AG.; Juniper Networks, Inc.; Intellitactics, Inc. and VMWare, Inc. However, there is no assurance that the above co-marketing and strategic alliance agreements would result in a substantial increase in our revenues.

          Strategic Alliances and Original Equipment Manufacturer Agreements. We have entered into strategic alliances and original equipment manufacturer agreements with other software and hardware vendors, as well as mutual channel information sharing arrangements. We believe that these companies have significant customer relationships and offer products which complement our products. The products are branded with the names of these companies or co-branded with our name. These agreements are standard distributor agreements, purchase agreements, OEM (original equipment manufacturer) agreements or other specific agreements. We plan to further invest in the development of strategic alliances in order to provide greater access to our target markets and enhance our brand name. We have also entered into original equipment manufacturer agreements with several software vendors, in which we incorporate such vendors’ software into our products to create additional value to our customers.

          Technical Management

          Our technical team, which consists of 130 employees worldwide as of December 31, 2008, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products. In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically get new software versions of their products and obtain optimized performance by purchasing any of the following five optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement.

          Research and Development

          In order to maintain our share of the Application Delivery and Network Security markets, we place considerable emphasis on research and development to expand the capabilities of our existing products, develop new products and improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain our technological expertise, enhance our existing products and introduce, on a timely basis, new commercially viable products that will continue to address the needs of our customers. Accordingly, we intend to continue devoting a significant portion of our personnel and financial resources to research and development. In order to identify market needs and to define appropriate product specifications, as part of the product development process we seek to maintain close relationships with current and potential distributors, customers and vendors in related industry sectors.

          As of December 31, 2008, our research and development staff consisted of 191 employees. Research and development activities take place mainly at our facilities in Israel. We employ established procedures for the requirement management, development and quality assurance of our new product developments. Our research and development organization is divided into Security, Application Delivery and Management groups. Within those groups the organization is divided according to our existing products. Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team. In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consists of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to the Chief Operating Officer.

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

          USR manufactures most of the circuit boards which are the principal hardware component used in our products. It supplies us with finished circuit boards for final assembly. The other components and subassemblies included in our products are supplied to USR from a limited group of suppliers and subcontractors. USR monitors each stage of the circuit board production process, including the selection of components and subassembly suppliers. USR is ISO 9002 certified, indicating that its manufacturing processes adhere to established quality standards. In addition, we rely on Nexcom to provide us with circuit boards for our new OnDemand Switch platform.

          Circuit boards are the principal component which we use in the manufacturing process of our products. If we are unable to acquire circuit boards from USR on acceptable terms, or should USR cease to supply us with circuit boards for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period. In 2007 we entered into agreement with Nexcom, an additional supplier, and in 2008 shifted approximately 50% of our purchases to such second supplier. The manufacturing process with this supplier, who is ISO 9001 certified, is similar to the process with USR. We expect that in 2009 we would shift an additional share of our purchases to Nexcom, which is the sole manufacturer of the circuit board for our new OnDemand Switch platform, converting Nexcom to our main supplier. Therefore, our dependency of Nexcom may increase.

          Proprietary Rights

          We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology. We have a policy that requires our employees to execute employment agreements, including confidentiality and non-compete provisions.

          We have registered trademarks for “Radware®”, “APSolute®”, “Web Server Director®”, “Cache Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Get Certain®”, “CertainT®”, “Peer Director®”, “Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®”, “CID – Content Inspection Director®”, “SIP Director®”, “AppDirector®”, “AppXcel®”, “SecureFlow®” and “AppXML®” and we have trademark applications pending for “OnDemand Switch™”, “Uplink™”, “Virtual Director™”, “AppWall™”, “Apsolute Insite™” and “APSolute Vision™”. We do not currently own any registered copyrights. We have registered patents in the United States for our triangle redirection method used for the global load balancing, for our mechanism for efficient management and optimization of multiple links used in our LinkProof product, for our method for load balancing by global proximity used in our WSD product, for our method for controlling traffic on links between autonomous BGP systems and for our passive monitoring and event detection mechanisms, used for business event monitoring in our Inflight product. We have pending patent applications and provisional patents in connection with several methods and features used in our products. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. Our competitors may be able to design around any patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

          Competition

          The Application Delivery and Network Security markets are highly competitive and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc. and Brocade Communications Systems, Inc. (Foundry Networks, Inc.). In addition, we face competitors in the Network Security space, with respect to our Intrusion Prevention Systems (IPS). Such principal competitors include Juniper Networks, Inc., 3Com Systems, Inc. (TippingPoint Technologies Inc.), McAfee, Inc., Sourcefire, Inc., and IBM Corporation (Internet Security Systems), we expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may also form alliances with or acquire competing Application Delivery or Network Security solutions and emerge as significant competitors. For example, Brocade became a competitor in the Application Delivery market by acquiring Foundry. Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to maintain and increase profitability. Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

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

          Environmental Regulations

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

          By December 31, 2001, we repaid by way of royalties the full amount we owed to the Chief Scientist. In 2004, we applied, together with another company, to obtain a grant from the Chief Scientist under the “consortium R&D project” track. The Chief Scientist approved the maximum grant to the project of approximately $0.2 million. In 2005, we applied to obtain an additional grant from the Chief Scientist, under the same project. The Chief Scientist approved an additional grant to the project in an additional maximum amount of approximately $0.2 million. During 2005 and 2006 we have received an aggregate amount of $0.4 million for this project from the Chief Scientist. No future grants are expected in relation to this project.

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

C.	Organizational Structure

          We have a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in America. We also have subsidiaries in Australia, France, Germany, the United Kingdom, Italy, Japan, Singapore, Korea, Canada, Switzerland and India. An additional subsidiary of ours is Covelight Systems, Inc., acquired in April 2007 and located in the United States. We have also established representative offices in China, Taiwan and Russia. All of our subsidiaries are wholly-owned. Our subsidiaries include:

Name of Subsidiary	Country of Incorporation
Radware Inc.	New Jersey, United States of America
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware GmbH	Switzerland
Radware India Pvt. Ltd.	India
Covelight Systems, Inc.	Delaware, United States of America

          Yehuda Zisapel, one of our co-founders and shareholders, is a member of our Board of Directors and the father of our Chief Executive Officer and President, Roy Zisapel. Individually or together with his brother, Zohar Zisapel, who is also one of our shareholders, Yehuda Zisapel is also a founder, director and/or principal shareholder of several other companies which, together with our Company and our subsidiaries listed above, are known as the RAD-Bynet Group. These companies include, among others:

AB-NET Communications Ltd.	Ceragon Networks Ltd.	WISAIR Inc.
BYNET Data	Commex Technologies Ltd.	Sanrad Inc.
Communications Ltd.	Internet Binat Ltd.	RADLive Ltd.
BYNET Electronics Ltd.	Packetlight Networks Ltd.	RADView Software Ltd.
BYNET SEMECH (outsourcing) Ltd.	RAD-Bynet Properties and Services (1981) Ltd.	RADVision Ltd.
Bynet Software Systems Ltd.	RADCOM Ltd.	RADWIN Ltd.
Bynet System Applications Ltd.	RAD Data Communications Ltd.	Silicom Ltd.
Chanellot Ltd.		Radbit Computers, Inc.
Radirect, Inc.

          The RAD-Bynet Group also includes several other holdings, real estate companies, biotech and pharmaceutical companies. The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

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

D.	Property, Plants and Equipment

          Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 66,000 square feet of leased office space in Tel Aviv, Israel, in two buildings: one, consisting of approximately 36,000 square feet, with a lease expiring in November 2012, and the other consisting of 30,000 square feet, with a lease expiring in May 2011. Both facilities are leased from companies owned by Messrs. Yehuda and Zohar Zisapel. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.” We also lease office space of approximately 5,920 square feet in a nearby location in Israel from an unaffiliated party. The lease for such office space expires in March 2009.

          For further details regarding the lease agreements of our headquarters please refer to the summary of the lease agreements filed by us as Exhibit 4.7 in Item 19.

          In addition, we lease approximately 6,291 square feet of space in Jerusalem for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. The lease expires in February 2011. We also sublease approximately 2,150 square feet in Jerusalem for our manufacturing facility. The sublease expires in April 2009. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.”

          The aggregate annual rent for the premises in Israel for 2008 was approximately $1,439,000.

          Other locations. In the United States, we lease approximately 14,838 square feet of property in Mahwah, New Jersey from a company owned by Yehuda and Zohar Zisapel. The lease for such property is set to expire in April 2010. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.” We lease approximately 6,881 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in September 2012. In addition, we lease facilities for the operation of our subsidiaries and representative offices in several locations in Europe and Asia-Pacific, all from unrelated third parties.

The aggregate annual rent for our premises located outside Israel was approximately $2,132,000 in 2008.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	General

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

          Research and Development Expenses, net. Research and development (“R&D”) expenses consist primarily of salaries and related personnel expenses, costs of subcontractors and prototype expenses related to the design, development, quality assurance and enhancement of our products, and depreciation of equipment purchased for the development and testing processes. All research and development costs are expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic product objectives.

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

          Stock-based compensation. Our expenses also included amortization of stock-based compensation, which is allocated among cost of sales, research and development expenses, marketing and selling expenses and general and administrative expenses, based on the division in which the recipient of the option grant is employed.The stock-based compensation is amortized to operating expenses over the vesting period of the individual options.

          On January 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). We have applied the provisions of SAB 107 in our adoption of SFAS 123(R).

          Our adoption of SFAS No. 123(R) resulted in additional operating expenses of $4.5 million and $8.1 million in 2007 and 2008, respectively, and contributed 23 cents and 42 cents loss per diluted share in each of these years, respectively. The impact of SFAS 123(R) on our results of operations in future periods may be affected by our stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price, expected forfeiture rate and employee stock option exercise patterns.

          On December 31, 2007, we granted 500,000 stock options to Roy Zisapel, our Chief Executive Officer, with an exercise price of $15.22 per share. The exercise of these options is contingent upon the increase in the market price of our ordinary shares above certain share closing prices as detailed in the grant terms. The options expire seven years from the grant date. For details on the calculation of the fair market value of the options see note 10 to our Consolidated Financial Statements included in this annual report.

          Financial Income (Expenses), Net. Financial income, net consists primarily of interest earned on short-term and long-term bank deposits, and of amortization of premiums, accretion of discounts and interest earned on investment in marketable securities of proceeds from the issuance of our ordinary shares to the public, from the exercise of options to purchase our ordinary shares, from cash generated from our operations and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

          Taxes. Israeli companies are generally subject to corporate tax on their taxable income at the rate of 27% for the 2008 tax year and 26% for the 2009 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease to 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, we have established an approved enterprise program, which is eligible for the tax benefits for operational profit, described below under the heading “Corporate Tax Rate”. These benefits result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income. The tax rate depends upon the percentage of our income derived at that time from the approved enterprise program. The tax benefits depend on our meeting the requirements of the approved enterprise program and there is no assurance we will be able to obtain such benefits. We have carry-forward capital losses for tax purposes and we anticipate utilizing these capital losses in subsequent years. In addition, we and our U.S. subsidiary have carry-forward tax losses to offset against future taxable profit. During 2008 we provided a full valuation allowance with respect to these carry-forward tax losses due to uncertainty in its future utilization. Other two subsidiaries of ours also have carry-forward tax losses to offset against future taxable profit. We have recorded a deferred tax asset in relation to these carry-forward tax losses of these two subsidiaries and we anticipate that we will utilize part of these tax losses in 2009 and subsequent years. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly. We may incur tax expenses in 2009 which we anticipate to be at a rate of up to 10% of our operating income, assuming we are profitable in 2009.

          Market Trends. According to IT analyst estimations, the IT market in 2008 continued to grow slightly but at a lesser rate than 2007. Thus far in 2009, growth has been slow due to real-estate and financial issues leading to recession fears. More specifically, the growth rate of overall IT expenditure in the US has steadily declined since the last quarter of 2008, with estimates by IDC at 0.1% growth for 2009. IDC further advises that hardware spending has suffered a sharper cutback than software expenditures as companies try to extend asset lifecycles. Furthermore, in the Layer 4-7 (application delivery) sector, worldwide growth is estimated by IDC to be 3.2% for 2009; and, in the Intrusion Prevention sector of the network security market, the growth rate according to Gartner already slowed in 2008 down to 12.3% from a rate of 32.4% in 2007. In light of the foregoing, it is difficult to predict the conditions of our market going forward. In addition, we believe that market conditions cause our customers and potential customers to be more conservative in planning their spending. If the global conditions deteriorate, and companies in our target markets decide to reduce capital expenditures or if our customers continue to experience low visibility of future market trends, we may experience a reduction in sales, as well as downward pressure on the price of our products. The above mentioned scenarios would have a material adverse effect on our business, operating results and financial condition.

          We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. For example, F5 acquired Attune Systems adding further virtualization capabilities post its acquisition of Acopia Networks, Citrix acquired XenSource to add virtualization to its respective portfolios and Brocade entered the space by way of its acquisition of Foundry Networks. The dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

          We intend to continue our investment in the marketing and branding of our APSolute product family, in order to broaden market acceptance of such products. Such investment includes: participation in high-touch regional seminars; investment in online marketing and advertising programs; co-marketing with distributors, resellers and alliances; testing of our products by leading firms in the industry; and similar related activities. There is no assurance that we will be successful in such marketing and selling activities and that the increase in revenues, if any, will justify the investment.

          Business Combinations. In December 2005, we acquired the business of V-Secure which included the acquisition of intellectual property, technology, customer relationships and goodwill. The initial consideration for the acquisition was $9,168,000, out of which an amount of $9,011,000 was paid in cash; and $148,000 was paid by issuance of fully vested warrants to V-Secure to purchase 45,454 ordinary shares of the Company. The remaining balance was related to acquisition costs payable. The agreement by the parties provided for additional cash consideration of $6,000,000 subject to meeting certain requirements. Pursuant to an addendum signed by the parties in 2006, additional cash consideration of $3,000,000 was paid as part of the purchase agreement during 2006 and V-Secure waived any claim or demand for additional payments. Accordingly, the total consideration for the acquisition amounted to $12,168,000.

          The purchase price for the above acquisition was allocated to the identifiable intangible assets acquired (which have been valued by a third-party valuation specialist) based upon their estimated fair values. The acquisition was accounted for under the purchase method of accounting. During 2008, no impairment loss was recorded in connection with the acquired intangible assets. See also Note 1e to our Consolidated Financial Statements included in this annual report.

          In April 2007, we acquired the business of Covelight which included the acquisition of its working capital, property and equipment, technology, customer relationships and goodwill. The total consideration for the acquisition was $7,660,000 which was paid in cash, of which $160,000 was related to acquisition costs. Additional cash consideration of $8,500,000 was to be payable contingent upon reaching sales performance targets by April 2008. Since the sales targets were not achieved we were not required to pay the additional earn-out amount. Accordingly the total consideration for the acquisition amounted to $7,660,000.

          The acquisition of Covelight was accounted for under the purchase method of accounting. The purchase price was allocated to the identifiable intangible assets acquired (which have been valued by management using a third-party valuation specialist) based upon their estimated fair values. During 2008, we assessed whether there has been an impairment of the intangible assets acquired in the acquisition of Covelight. In order to make such assessment, our management has developed the required assumptions and the related forecasts underlying the valuation and used a third party valuator in applying the customary valuation techniques and required economic models. Following this valuation, an impairment charge of approximately $2.0 million was recorded in connection with the acquired intangible assets. See also note 1f to our Consolidated Financial Statements included in this annual report.

          In February 2009, we entered into an asset purchase agreement with Nortel, to acquire Nortel’s Layer 4-7 application delivery business. This transaction was subject to higher and better bids and is now pending bankruptcy court approvals. See “Item 10C–Additional Information – Material Contracts.”

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

          In many cases, the accounting treatment of a particular transaction is specifically dictated in U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would produce a materially different result. The Company’s management has reviewed these critical accounting policies and related disclosures with the Company’s Audit Committee. See note 2 to our Consolidated Financial Statements included in this annual report, which contains additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

          Our management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Accounting for doubtful accounts;

•	Marketable securities;

•	Inventory valuation;

•	Goodwill and intangible assets valuation, and impairment analysis;

•	Stock-based compensation;

•	Income taxes; and

•	Legal contingencies.

          Revenue Recognition. The Company and its subsidiaries generate revenues from selling their products and post-contract customer support to a large extent through distributors and resellers, all of which are considered end-users. In North America (and rarely in the rest of the world), the Company also generates revenues from direct sales to select end-users.

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

          Revenue derived from post-contract customer support, which represents mainly software subscription, SUS and unit replacement and repair services, which is not considered essential to the functionality of the product, is recognized ratably over the contract period, which is typically one year.

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

          Marketable Securities. We account for investments in marketable debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

          As of December 31, 2008, all of our debt securities are classified as available-for-sale securities. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net. As of December 31, 2007 and December 31, 2008, no impairment losses have been identified.

Valuation of financial instruments

          Effective January 1, 2008, we adopted SFAS 157, Fair Value Measurements, and effective October 10, 2008, we adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the non-financial assets and non-financial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

•	Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

•	Level 3 - Unobservable inputs which are supported by little or no market activity.

          The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

          The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

          Inventory Valuation. At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence. This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write off inventories that are considered obsolete. Remaining inventory balances are adjusted to the lower of cost or market value. If future demand for our old or new products, or market conditions are less favorable than our projections, inventory write-downs may be required and would be reflected in cost of sales for such period. During 2007 we performed inventory write-offs in a total amount of $2.1 million, mainly in connection with the release of our new generation platforms. During 2008 we performed inventory write-offs in a total amount of $0.6 million, mainly in connection with slow-moving items and discontinued products.

          Goodwill and Intangible assets. Goodwill represents excess of the costs over the fair value of net assets of businesses acquired. Under SFAS No. 142 (“SFAS 142”), goodwill is not amortized. SFAS 142 requires goodwill to be tested for impairment at least annually thereafter or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value with its carrying value. Fair value is determined using discounted cash flows and market multiples. During the years ended December 31, 2007 and December 31, 2008 no such impairment losses were recorded.

          Intangible assets, other than goodwill, are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with SFAS 142. Acquired technology and customer relationships are amortized over an estimated period between one to ten years during which benefits are expected to be received. During 2008, an amount of $906,000 was recorded as amortization expenses, included in cost of revenues and sales and marketing expenses. As of December 31, 2007, no impairment losses have been identified. As of December 31, 2008 an impairment loss of approximately $2.0 million was recorded in connection with the acquired technology of Covelight, included in costs of revenues.

          Stock-based compensation. For a discussion of the accounting of stock-based compensation - see “Item 5 – Operating and Financial Review and Prospects - General - Stock-based compensation”, and note 2p to our Consolidated Financial Statements included in this annual report.

          Income Taxes. We and our subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We and our subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

          In July 2006, the Financial Accounting Standards Board (the “FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained) otherwise a full liability in respect of a tax position not meeting the more-than-likely-than-not criteria is recognized. Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, which is more-likely-than-not to be realized upon ultimate settlement.

          FIN 48 applies to all tax positions related to income taxes subject to FAS 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months (See also note 12a to the consolidated financial statements). FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48 as of January 1, 2007, did not have any effect on our retained earnings and financial position.

          Legal Contingencies. We are a party to a number of litigation proceedings as described in “Item 8 – Financial Information - Legal Proceedings”.

          Impact of recently issued Accounting Standards

               In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain non-financial assets and non-financial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP 157-2, non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. We do not expect the adoption of FAS 157 with respect to certain non-financial assets and non-financial liabilities, excluding those that are recognized or disclosed in the consolidated financial statements at fair value on a recurring basis (at least annually), to have a material impact on our financial position, results of operations or cash flow.

               In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133. This statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. We do not expect the adoption of SFAS 161 to have a material impact on our financial position, results of operations or cash flow.

               In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of FAS 142-3 to have a material impact on our consolidated financial statements, results of operations or cash flow.

               In June 2008, the FASB issued FSP EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. Under the FSP, unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on our consolidated financial statements, results of operations or cash flow.

               In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, “Accounting for Defensive Intangible Assets”. EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are currently evaluating the potential impact, if any, of the adoption of EITF 08-7 on our consolidated financial statements.

               In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS 141(R)”) and SFAS No. 160 “Accounting and Reporting of Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (“SFAS 160”). These standards will significantly change the accounting and reporting for business combination transactions and non-controlling interests in consolidated financial statements. SFAS 141(R) requires companies to recognize all the assets acquired and liabilities assumed in a business combination and establishes the acquisition date fair value as the measurement objective, including capitalizing at the acquisition date the fair value of acquired in-process research and development, and re-measuring and writing down these assets, if necessary, in subsequent periods during their development. SFAS 141(R) will also impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration), exclude transaction costs from acquisition accounting, and change accounting practices for acquired contingencies, acquisition-related restructuring costs, indemnification assets, and tax benefits. SFAS 141(R) and SFAS 160 will be applied prospectively for business combinations that occur on or after January 1, 2009, except that presentation and disclosure requirements of SFAS 160 regarding non-controlling interests shall be applied retrospectively. We will adopt SFAS 141(R) and SFAS 160 as of January 1, 2009, as required. If the Alteon acquisition is consummated, the accounting and business combination transaction will be recorded in accordance with both pronouncements.

               EITF issue No. 08-6, “Equity-Method Investment Accounting”(“EITF 08-6”) concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value of contingent consideration. Equity-method investment should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss to be recognized on the portion of the investor’s ownership sold. EITF 08-6 will be effective for the reporting period beginning after December 15, 2008. We do not expect the adoption of EITF 08-6 to have a material impact on our financial position, results of operations or cash flows.

B.	Operating Results

          The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	Year ended December 31, 2004	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008

Revenues:	76.3%	72.1%	70.4%	67.0%	63.1%
Products	23.7	27.9	29.6	33.0	36.9

Services	100.0	100.0	100.0	100.0	100.0

Cost of Revenues:

Products	11.8	12.0	12.6	14.8	16.0
Services	6.0	7.2	6.8	6.7	6.8

	17.8	19.2	19.4	21.5	22.8

Gross profit	82.2	80.8	80.6	78.5	77.2

Operating expenses:
Research and development, net	15.1	16.8	21.7	26.5	30.0
Sales and marketing	46.6	51.5	61.6	65.4	67.2
General and administrative	6.6	6.8	7.6	8.0	12.8

Total operating expenses	68.3	75.1	90.9	100.0	110.0

Operating profit (loss)	13.9	5.7	(10.3)	(21.5)	(32.8)
Financial income, net	6.7	6.6	9.1	8.4	3.8

Income (loss) before income Taxes	20.6	12.3	(1.2)	(13.1)	(29.0)
Income taxes	(0.5)	(0.3)	(0.4)	(0.5)	(3.8)
Minority interest in earnings Of a subsidiary	–	–	–	–	–

Net income (loss)	20.1%	12.0%	(1.6% )	(13.6% )	(32.8% )

Geographical Distribution of Revenues

               The Company operates in one reportable segment. Its total revenues are attributed to geographic areas based on the location of the end-users.

               Following is the breakdown of the Company’s total revenues by geographical distribution both in U.S. dollars and as a percentage of total revenues for the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31, 2006		Year Ended December 31, 2007		Year Ended December 31, 2008

	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)

North, Central and South America (principally the United States)	27,646	34.0%	24,368	27.5%	23,715	25.1%
EMEA (Europe, the Middle East and Africa)	27,529	33.8%	29,412	33.2%	29,836	31.6%
Asia-Pacific	26,235	32.2%	34,851	39.3%	41,030	43.4%

Total	81,410	100%	88,631	100%	94,581	100%

Breakdown of Total Revenues by Products and Services

               The following table provides the breakdown of the Company’s total revenues by products and services both in U.S. dollars and as a percentage of total revenues for the years ended December 31, 2006, 2007 and 2008:

	Year Ended December 31, 2006		Year Ended December 31, 2007		Year Ended December 31, 2008

	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)

Products	57,335	70.4%	59,422	67.0%	59,678	63.1%

Services	24,075	29.6%	29,209	33.0%	34,903	36.9%

Total	81,410	100%	88,631	100%	94,581	100%

          Executive Summary – Year Ended December 31, 2008

          Sales in 2008 were approximately $94.6 million, an increase of 7% compared with sales of $88.6 million in 2007. In 2008 we continued the trend of sequential increase in sales, year over year, since our inception. The cost of sales as percentage of revenues increased slightly compared to 2007, mainly due to an impairment of intangible asset in 2008. In order to continue to strengthen and broaden our product lines we have increased our investments in research and development during 2008, mainly increasing the manpower and subcontractors engaged in the development of our products. In order to increase market acceptance of our new products and to strengthen our branding and market penetration in certain regions, we increased our sales and marketing expenses throughout the year. Our general and administrative expenses increased during 2008, mainly in connection with the implementation of our ERP system, aimed to provide an adequate infrastructure to support our above mentioned research and development and sales and marketing activities, and in connection with the employment of our Executive Chairman of the Board. Our sales increased at a lower rate than the increase of our operating expenses. As a result of the aforementioned, our operating results in 2008 reflected a loss of $31.0 million, compared to an operating loss of $19.0 million in 2007. In order to return to profitability and due to the future uncertainty in connection with the global economic crisis, we started reducing our operating expenses in the second half of 2008, mainly by decreasing the number of our employees worldwide. These reductions caused our operating expenses to decrease significantly toward the end of 2008. Our operating expenses in the fourth quarter of 2008 totaled to $22.7 million, down by 16% compared to operating expenses of $27.0 million in the first quarter of 2008. An additional decrease in expenses is expected to take place in the beginning of 2009 due to the above mentioned reduction in costs, which partially affected our results in the last quarter of 2008 and will have a full effect on our results in the first quarter of 2009. The financial income in 2008 decreased to $3.6 million during 2008, compared with $7.4 million in 2007, mainly due to lower interest rates.

          In 2009 we intend to align our investments in the development of new products as well as in the improvement of existing products, with our sales levels in order to return to operating profitability. In February 2009 we entered into an asset purchase agreement with Nortel for the purchase of Nortel’s Layer 4-7 application delivery business, which was subject to higher and better bids and is still pending bankruptcy court approvals. This purchase, if completed, is strategic to the Company, aimed at broadening our products lines, customers and installed base. We believe such transaction, if consummated, will increase our revenues and operating profitability. There is no assurance, however, that we will complete the transaction, or if we do complete it, that we will succeed in returning to operating profitability due to the inherent risks of such acquisition and the uncertainty of the effects of the global economic crisis on our results of operations.

          Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

          Revenues. Sales in 2008 were approximately $94.6 million, including sales of products of $59.7 million and services revenue of $34.9 million, an increase of approximately 7% compared with sales of approximately $88.6 million in 2007 which included sales of products of $59.4 million and services revenue of $29.2 million. The increase in services revenues derives mainly from the growth of our installed base which enables us to generate increased revenues form service contracts renewals. From a geographical prospective, our revenues from the North America region continued to decline percentage-wise, and represented 25% in 2008 compared to 28% in 2007, though remained the same in absolute figures as in 2007. On the other hand, our revenues from the Asia-Pacific region in 2008 increased and represent 43% compared to 39% in 2007. Our revenues from the EMEA region declined percentage-wise and represented 32% of our revenues in 2008 compared to 33% in 2007, though remain the same in their absolute figure as in 2007. Though we are focused on increasing our sales in 2009, it is hard to estimate the outcome of such efforts, mainly due to the current global economic crisis.

          Cost of Sales. Cost of sales was approximately $21.6 million in 2008, comprised of $15.2 million as cost of products sales and $6.4 million as cost of services revenue, compared with cost of sales of approximately $19.0 million in 2007 which was comprised of $13.1 million of cost of products sales and $5.9 million as cost of services revenue. Cost of products sales as a percentage of products sales was 25.4% in 2008, compared to approximately 22.1% in 2007. Disregarding the loss from the impairment of Covelight’s acquired technology in 2008 in an amount of $2.0 million and inventory write-offs in an amount of $1.2 million and $0.6 million in 2007 and 2008, respectively, our cost of sales as percentage of product sales represented approximately 21% of product sales in 2008, a small increase compared to 20% in 2007. In addition, as some of the products we offer have stronger performance, the manufacturing costs for these products are higher, but these higher costs are only partially offset by higher sales prices charged to our customers. Cost of sales related to services revenues in 2008 was 18.4% compared to 20.2% in 2007. As a major portion of these costs were fixed costs (mainly salaries of technical personnel), the increase in sales did not translate into the same rate of costs increase. In addition, renewal service agreements require fewer resources and as the portion of the renewal support sales increases, the related costs decrease as a percentage of sales. Stock-based compensation expenses totaled $0.1 million in 2008, the same as in 2007. During 2008, we assessed whether there has been an impairment of the intangible assets acquired in the acquisition of Covelight. Following this assessment, an impairment charge of approximately $2.0 million was recorded to the cost of sales, in connection with the acquired intangible assets.

          Research and Development Expenses. Research and development expenses were approximately $28.4 million in 2008, an increase of 21.0% compared with research and development expenses of approximately $23.5 million in 2007. The increase was primarily attributed to increased expenses due to the devaluation of the U.S. dollar against the NIS during 2008 compared with 2007 (mainly impacting salaries of R&D personnel), the increase in payments to subcontractors and consultants, which assist and promote certain R&D projects and the higher average number of R&D employees during 2008 compared to 2007. Stock-based compensation expenses totaled $1.5 million in 2008, compared to $1.2 million in 2007. This increase is attributed mainly to the increase in the average number of employees throughout 2008 compared to 2007. Excluding the exchange rates effect, we expect our research and development expenses in 2009 to be lower than 2008, mainly due to the reduction in the number of our employees during the second half of 2008, which will affect 2009 as well. If the trend of appreciation of the U.S. Dollar against the NIS, as occurred in the first quarter of 2009, continues we expect an additional decline in our R&D expenses in 2009.

          Sales and Marketing Expenses. Sales and marketing expenses were approximately $63.6 million in 2008, an increase of 10.0% compared with sales and marketing expenses of approximately $58.0 million in 2007. As a percentage of total revenues, the share of sales and marketing expenses increased from 65.4% in 2007 to 67.2% in 2008. The increase of our sales and marketing expenses in 2008 was related mainly to our continued investment in strengthening the sales team in Asia-Pacific, the devaluation of the dollar against the Euro, the NIS and the Asian currencies, especially the Chinese Yuan and Japanese Yen and to increased investments in promoting our brand awareness and market acceptance of our products. Stock-based compensation expenses totaled $2.3 million in 2008, compared to $1.9 million in 2007. This increase is attributed mainly to the increase in the average number of employees throughout 2008 compared to 2007. Excluding the exchange rates effect we expect our sales and marketing expenses in 2009 to be lower than 2008, mainly due to the reduction in the number of our employees worldwide in the second half of 2008, which will affect 2009 as well.

          General and Administrative Expenses. General and administrative expenses were approximately $12.1 million in 2008, compared with general and administrative expenses of approximately $7.1 million in 2007. Disregarding stock-based compensation expenses in an amount of $4.2 million in 2008 and $1.3 million in 2007, and expenses related to the former Chairman of the Board in connection with his office termination in an amount of $0.8 million, our general and administrative expenses in 2008 totaled to $7.1 million, compared to $5.8 million in 2007. The increase is attributed mainly to the increase of salaries expenses, due to the devaluation of the U.S. dollar against the NIS (as most of the general and administrative salaries are paid in NIS) and due to amortization expenses related to our ERP system. Stock-based compensation expenses totaled to $4.2 million in 2008 compared to $1.3 million in 2007. The increase is mainly due to expenses related to the options granted to our Chief Executive Officer in December 31, 2007 and to accelerated vesting of options in connection with the termination of office of our Chairman of Board.

          Financial Income, Net. Financial income, net was approximately $3.6 million in 2008, compared with $7.4 million in 2007. The decrease was primarily a result of lower market prevailing interest rates, which resulted in an average yield on our investments portfolio of 2.8% in 2008 compared to 4.6% in 2007. The decline in our total cash position, including cash, bank deposits and marketable securities negatively affected our financial income as well. In addition, in 2008 we incurred loss from foreign currency translation differences in an amount of $0.4 million compared to gain in an amount of $0.1 million in 2007.

          Income Taxes. Income taxes were approximately $3.6 million in 2008 (in and outside Israel), compared with $0.4 million in 2007. This amount derives mainly from the valuation allowance provided with respect to deferred tax assets in the amount of $2.7 million during 2008, in connection with the uncertainty regarding the future utilization of carry-forward tax losses.

          Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

          Revenues. Sales in 2007 were approximately $88.6 million, including sales of products of $59.4 million and services revenue of $29.2 million, an increase of approximately 9.0% compared with sales of approximately $81.4 million in 2006 which included sales of products of $57.3 million and services revenue of $24.1 million. The increase in services revenue is attributed mainly to renewal of service contracts. During 2007 we moderately increased our sales compared to 2006. We performed restructuring of our American sales team, beginning in the fourth quarter of 2006 and continued through the first half of 2007. This restructuring negatively affected our sales in North America in 2007, due to the need to train new employees, and the time required to build customer relationships and sales pipelines, and caused the portion of our sales in North America to decrease to 28% of our sales, compared to 34% in 2006. On the other hand, the increase in sales in the Asia-Pacific region in 2007, which represented 39% of our total sales in 2007, compared to 32% in 2006, enabled us to present moderate growth in sales in 2007 compared to 2006 despite the weakness in the North American region as described above.

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

C.	Liquidity and Capital Resources

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

          Capital expenditures for the years ended December 31, 2006, 2007 and 2008 were approximately $5.8 million, $6.7 million and $4.6 million, respectively. These expenditures were mainly comprised of machinery and equipment, computers, lab equipment and testing tools, CRM and ERP systems. During 2008 we continued our investment in purchasing and implementing our ERP system which became partially operational during 2007. Additional investments, mainly related to the implementation of the CRM module, took place during 2008. We may have additional capital spending consistent with possible growth in our operations, infrastructure and personnel.

          Net cash used in operating activities for the year ended December 31, 2008 was approximately $9.7 million compared to net cash used in operating activities of approximately $1.1 million for 2007 and net cash provided by operating activities of approximately $7.3 million for 2006. Net cash used in operating activities for the years 2008, 2007 and 2006 changed primarily due to the changes in our operating profit and loss in these years, mainly as a result of the increase in operating expenses - which exceeded the pace of increase in sales in these years. Net cash used in operating activities for 2008 consisted primarily of net loss, adjusted for non-cash activity, plus an increase in inventories and decrease in trade payables offset by an increase in deferred revenue and other payables and accrued expenses, decrease in trades receivables and decrease in prepayments and other receivables. Net cash used in operating activities for 2007 consisted primarily of net loss, adjusted for non-cash activity, partially offset by a decrease in inventories and increase in deferred revenues and other payables and accrued expenses, plus an increase in other receivables and prepaid expenses. Net cash provided by operating activities for 2006 consisted primarily of net loss, adjusted for non-cash activity, plus increase in trade payables and deferred revenues, offset by an increase in trade receivables and in inventories.

          Net cash used in investing activities was approximately $18.9 million for 2008, compared to net cash provided by investing activities of approximately $35.8 million for 2007, and to net cash used in investing activities of approximately $39.8 million for 2006. Cash was used in 2008 mainly for the purchase of marketable securities and purchase of property and equipment, partially offset by proceeds from redemption of long term bank deposit. Cash was provided in 2007 mainly from redemption of marketable securities, partially offset by purchase of marketable securities, purchase of property and equipment and payment for the acquisition of Covelight. Cash was used in 2006 mainly for the purchase of marketable securities and also for purchase of property and equipment, and for the completion of the acquisition of V-Secure, partially offset by the sales and redemption of marketable securities and bank deposits.

          Net cash used in financing activities in 2008 was $4.6 million, compared to net cash provided by financing activities of $1.4 and $1.6 million for the years 2007 and 2006, respectively. The cash used in financing activities in 2008 was for the repurchase of our ordinary shares, which was partially offset by amounts generated from options exercises by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans (see “Item 6 – Directors Senior Management and Employees – Key Employee Share Incentive Plan and Employee Stock Purchase Plan”). Net cash provided by financing activities for the years 2007 and 2006, was generated from options exercised by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans. In 2006 the amount generated from options exercises was nearly fully offset by the repurchase of our ordinary shares (see “Item 16E – Purchase of Equity Securities by the Issuer and Affiliated Purchasers”).

          As of December 31, 2008, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities of approximately $133.9 million, as compared to approximately $154.8 million as of December 31, 2007. Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our operating expenses. Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy. As indicated above, in February 2009 we entered into an asset purchase agreement with Nortel for the purchase of Nortel’s Layer 4-7 application delivery business, which was subject to higher and better bids and is still pending bankruptcy court approvals. As of the date of this report, the total consideration for the transaction is expected to be $ 17.65 million. In addition, we expect additional transaction related costs in a total amount of approximately $3.5 million. We estimate that we will have to invest up to additional $8.0 million in working capital in order to operate the acquired business in the first few months following the acquisition. We anticipate that operating activities as well as capital expenditures will demand the use of our cash resources. We believe that cash balances will provide sufficient cash resources to finance our operations and the projected marketing and sales activities and research and development efforts for a period of no less than the next twelve months.

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

          In addition, we purchase different services from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication services. In the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services.

          Impact of Currency Fluctuations

          A devaluation of the U.S. dollar against the NIS and or appreciation or depreciation of the Euro to the dollar has direct influence on the U.S. dollar cost of our operations. Most of our sales are denominated in dollars or are dollar-linked and we incur a portion of our expenses, principally salaries and related personnel expenses, in Israel – in NIS, in Europe – in Euros and in Asia-Pacific in several local currencies. An appreciation of the NIS relatively to the U.S. Dollar, will have a negative effect on our profitability. Conversely, devaluations of the NIS relative to the U.S. could have a positive effect on our profitability. In 2004 we began selling to the European Union countries in Euros instead of dollars in order to reduce the exposure to fluctuations in the Euro exchange rate. We are still exposed to the risk of an appreciation of the Euro in the event our expenses in Euros exceed our sales in Euros. In addition, if the Euro devaluates relative to the U.S. dollar and sales in Euros exceed expenses incurred in Euros, our operating profit may be negatively affected as a result of a decrease in the U.S. dollar value of our sales.If the dollar decreases in value relative to Chinese, Indian, Australian and/or Japanese currencies, the dollar cost of our operations in Asia-Pacific will increase and our operating profit will be negatively affected.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and the U.S. dollar relative to the Euro:

Year ended December 31,	U.S. dollar against NIS		U.S. dollar against Euro

2004	(1.6	) %	(7.4)%
2005	6.8%		15.3%
2006	(8.2)%		(10.2)%
2007	(9.0)%		(10.5)%
2008	(1.1)%		5.6%
2009(1)	9.5%		10.0%

(1) January 1, 2009 through February 28, 2009

          We cannot assure you that we will not be materially and adversely affected in the future if there will be a revaluation of the NIS or a revaluation or devaluation of the Euro against the U.S. dollar. Because exchange rates between the NIS and the dollar and between the Euro, other currencies and the dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations or revaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in the statement of operations.

          Market Risk

          We do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk, with the exception of the following:

          The majority of our cash throughout the world is invested in fixed-income securities and is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions.

          A decline in market interest rates, such as the significant global decline in recent months, has had an adverse effect on our investment income. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities held earlier than initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. Currently we do not hold any securities which can be early redeemed. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

          Our investments consist primarily of government and corporate debentures. As of December 31, 2008, approximately 16% of our portfolio was invested in U.S. Government debentures, 42% in foreign banks and government debentures, 22% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

          Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

          We currently have no debt.

D.	Research and Development, Patents and License

          In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2008, we had 190 employees engaged primarily in research and development activities, compared to 216 employees at the end of 2007.

          For a discussion regarding the benefits provided under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor – see “Item 4 – Information on the Company – Business Overview – Israeli Office of Chief Scientist”.

E.	Trend Information

          For a discussion of recent market trends - see “Item 5 – Operating and Financial Review and Prospects – General – Market Trends.”

F.	Off-Balance Sheet Arrangements

          None.

G.	Tabular Disclosure of Contractual Obligations

          The following table summarizes our contractual obligations as of December 31, 2008 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US $ in thousands)

Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating leases(1)	6,958	2,975	3,207	776	–
Uncertain tax positions(2)	1,559
Total contractual cash obligations	8,517	2,975	3,207	776	–

     (1) Consist of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2009 to 2013 (some with renewal options). The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2008.

     (2) Uncertain income tax positions under FIN 48 are due upon settlement and we are unable to reasonably estimate the timing of settlement. See also Notes 2q and 12a of our Consolidated Financial Statements.

          We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and North Carolina in the United States. We also lease premises in several locations in the United States, Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $3.6 million for 2008.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

          The following table lists our current directors and executive officers:

Name	Age	Position

Roy Zisapel(1)	38	Chief Executive Officer, President and Director
Meir Moshe	55	Chief Financial Officer
Efrat Baruh-Noy	32	General Counsel and Secretary
Ilan Kinreich	51	Chief Operating Officer
Amir Peles	37	Chief Technology Officer
Sharon Trachtman	42	VP Global Marketing
Yehuda Zisapel (2)	67	Director
Zohar Gilon (2)(3)(4)(5)	61	Director
Orna Berry (2)(3)(4)(5)(6)(8)	60	Director
Hagen Hultzsch (4)(5)(6)(7)	68	Director

(1) Term as director expires at the annual meeting of shareholders to be held in 2010.

(2) Term as director expires at the annual meeting of shareholders to be held in 2009.

(3) External Director, as defined in the Israeli Companies Law.

(4) Qualified as an independent director, as determined under the NASDAQ rules.

(5) Serves on the Audit Committee of the Board of Directors.

(6) Serves on the Compensation Committee of the Board of Directors.

(7) Term as director expires at the annual meeting of shareholders to be held in 2011.

(8) Interim Chairperson.

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

          Efrat Baruh-Noy has served as our General Counsel since November 2008. From February 2005 to November 2008, Mrs. Baruh-Noy was legal counsel at Gilat Satellite Networks Ltd. Prior to that, from July 2001 to January 2005, Mrs. Baruh-Noy was an associate at the law firm of Amit, Pollak Matalon & Co. Mrs. Baruh-Noy has LL.B and B.A. in Economics and M.B.A degrees from Tel Aviv University.

          Sharon Trachtman has served as our Global Marketing Vice President as of September 2008. Prior to that she has presided in various senior positions such as Product management Vice President and Marketing Vice President. From November 1994 to September 1997, Ms. Trachtman was a product line marketing manager for Scitex Corporation. Ms. Trachtman has a B.A. degree in computer science and philosophy from Bar Ilan University.

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

          Yehuda Zisapel, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors until August 2006. In addition, Mr. Zisapel serves as a director of Radware Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University. Yehuda Zisapel is the father of Roy Zisapel director, President and Chief Executive Officer of the Company.

          Dr. Hagen Hultzsch has served as a director since January, 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. Dr. Hultzsch serves, among others, as a Board Member of the following companies: TranSwitch Inc., SCM-Microsystems Inc., T-Systems Solutions for Research and RIT Ltd. and he is a member of the advisory boards of several private and public technology companies. Dr. Hultzsch holds a PhD. from Mainz University.

          Zohar Gilon has served as a director since October 2006. Mr. Gilon serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the United States. From 1993 until 1995, Mr. Gilon served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad. Currently, Mr. Gilon serves as a director of the following companies: RADCom Ltd., Orsense Ltd., Wisair Ltd., Oberon Media Inc., Tvinci Ltd., HCL CleanTech Ltd., PayoneerInc. and RADVentures, an investment fund for RAD Data Communications employees. Mr. Gilon holds a B.Sc. degree in electrical engineering from the Technion, Israel Institute of Technology, and an M.B.A. degree from Tel Aviv University.

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

Additional Information

          At our 2008 annual meeting, the three-year term of service of Mr. Chris McCleary, who served as our Chairman of the Board since August 2006 and as a director since February 2000, expired and he was not nominated for re-election. In addition, Mr. Herbert Anderson, who served on our Board since January 2007, stepped down from office for personal reasons.

          Under NASDAQ requirements, commencing July 31, 2005, a majority of the members of our Board of Directors are required to be “independent,” as defined thereunder. We currently satisfy this requirement as Mr. Zohar Gilon, Dr. Orna Berry and Dr. Hagen Hultzsch, i.e., three out of our five directors, qualify as independent directors under such NASDAQ rules.

          Yehuda Zisapel, a director and co-founder of the Company, is the father of Roy Zisapel, a director and the Company’s President and Chief Executive Officer. There are no other family relationships between any of the directors or members of senior management named above.

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

          The following table sets forth all compensation we paid with respect to all of our directors and officers as a group for the year ended December 31, 2008. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

All directors and officers as a group, consisting of 13 persons*	$1,832,000	$226,000

* Includes fees and benefits incurred in relation to our former Executive Chairman of the Board (Christopher McCleary), our former director (Herbert Anderson) and our former General Counsel and Secretary (Vered Raviv-Schwarz), each of whom left the Company during 2008.

          As of March 20, 2009 our directors and officers as a group, consisting of 13 persons, of which 3 left the Company during 2008, held options to purchase an aggregate of 1,412,500 ordinary shares. Beginning January 2006, our non-employee directors are entitled to the following compensation: (a) an annual fee of $20,000; and (b) a grant of options under our stock option plans to purchase 10,000 ordinary shares for each year in which such non-employee director holds office. The options will be granted for three (3) years in advance, and therefore every director will receive an initial grant of options to purchase 30,000 ordinary shares, which shall vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on such date. The grant will be made on the date of the director’s election, and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director); (c) a special attendance fee of $3,000 for the director’s attendance (in person) at a meeting of the Board of Directors held outside his/her country of residence; and (d) an annual fee of $5,000 for each director who presides as a chairman of any committee of the Board of Directors.

          The above compensation policy was approved by our Compensation Committee, Board of Directors, Audit Committee and shareholders.

          During 2008, we granted to our directors and officers options to purchase 125,000 ordinary shares, in the aggregate, at a weighted average exercise price of $10.3. The options expire sixty-two months after grant.

          Chief Executive Officer Compensation

          On October 4, 2006 our shareholders approved the increase of our Chief Executive Officer’s compensation, entitling him to a base salary in NIS equivalent to $200,000 per annum and, effective as of the year 2007, an annual bonus of up to $100,000, subject to achievement of certain milestones to be determined by the Compensation Committee and approved by the Audit Committee and the Board of Directors before the beginning of each year. The Compensation Committee determined the following milestones for the year 2007: 75% of the bonus would be based on achievement of the target revenue and 25% of the bonus would be based on the earnings per share (with $750 being paid for each 1 cent of earnings per share), but will be paid only if the annual revenue target is met. Based on the above milestones, the Chief Executive Officer was not granted a bonus for the year 2007. On December 31, 2007 our shareholders approved an increase of our Chief Executive Officer’s base salary to an amount in NIS equivalent to $250,000. The annual bonus remains unchanged. The Compensation Committee determined the following bonus milestones for 2008: 75% of the bonus based on achievement of target revenue, and 25% of the bonus based on improving profitability by at least 10% compared to the 2008 annual budget. Based on the above milestones, the Chief Executive Officer was not granted a bonus for the year 2008.

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

          Our Articles of Association provide for a Board of Directors of not less than five and not more than nine directors. Currently, our Board of Directors consists of five directors, including the external directors (as described below). In accordance with current NASDAQ requirements, nominees for election as directors are approved and recommended to the Board of Directors by a decision of a majority of our independent directors. Under the Companies Law, our Board of Directors is required to determine the minimum number of directors having accounting and financial expertise, as defined in regulations promulgated under the Companies Law, that our Board of Directors should have. In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that Zohar Gilon has such expertise.

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

          Staggered Board

          In accordance with the terms of our Articles of Association, our Board of Directors (other than our external directors) is divided into three classes with each class of directors serving until the third annual meeting following their election as follows:

Class*	Term expiring at the annual meeting for the year	Directors

Class I	2009	Yehuda Zisapel
Class II	2010	Roy Zisapel
Class III	2011	Hagen Hultzsch

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

          No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office as an external director, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

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

          Currently, Mr. Zohar Gilon and Dr. Orna Berry qualify as external directors under the Companies Law and were elected by the general shareholders meeting held in October 2006, to serve as our external directors for a three-year term ending October 2009.

          Pursuant to an amendment to the Companies Law, effective as of January 19, 2006, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” We believe we satisfy this requirement.

          Board Meetings

          Our Board of Directors met 10 times during 2008 and all directors attended at least 75% of all Board meetings.

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

          Audit Committee

          NASDAQ Requirements

          Our ordinary shares are listed for quotation on the NASDAQ Global Select Market and we are subject to the rules of the NASDAQ applicable to listed companies. Under the NASDAQ rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of which has accounting or related financial management expertise. The members of the Audit Committee, Mr. Zohar Gilon, Dr. Orna Berry and Mr. Hagen Hultzsch qualify as independent directors under the current NASDAQ listing requirements. The Board of Directors has determined that each Audit Committee member is “financially literate” as such term is defined by the NASDAQ rules and that Mr. Zohar Gilon and Dr. Orna Berry are considered “audit committee financial expert” within the meaning of the current rules of the SEC. In accordance with NASDAQ listing requirements, the Audit Committee has adopted a charter, which sets forth the Committee’s responsibilities.

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

          The Audit Committee met 5 times during fiscal year 2008 and all members attended at least 75% of all Audit Committee meetings.

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

          In accordance with the Companies Law, the duty of our Audit Committee is, in addition to the requirements imposed by NASDAQ rules (1) to identify irregularities in the business management of the Company, including in consultation with the internal auditor and/or the Company’s independent accountants, and to recommend remedial measures to the Board of Directors; and (2) to review, and, where appropriate, approve certain interested party transactions specified under the Companies Law, as more fully described below.

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

          Compensation Committee

          Our compensation committee consists of two our independent directors, Dr. Orna Berry, who is also one of our External Directors, and Dr. Hagen Hultzsch. This committee was created in 1999 as the Share Incentive Committee and was renamed the Compensation Committee in 2004. The Compensation Committee met 4 times during fiscal year 2008 and all members attended 100% of the meetings. On March 8, 2005, our compensation committee adopted a charter, which sets forth the committee’s responsibilities. Pursuant to the charter, the compensation committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue options under our stock option plans. The Compensation Committee specifically approves and reviews, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s executive officers and non-employee directors.

          Nomination of Directors

          Our independent directors consider and vote upon nominations to our Board of Directors.

          Internal Auditor

          Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. Mrs. Sharon Vitkovski-Tabib, CPA, of BDO Ziv Haft, CPAs, is our internal auditor.

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

          The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes a duty to use reasonable means to obtain:

•	Information regarding the advisability of a given action submitted for his approval or performed by him or her by virtue of his or her position; and

•	All other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	Refrain from any conflict of interest between the performance of his/her duties in the company and the performance of his other duties or his personal affairs;

•	Refrain from any activity that is competitive with the company;

•	Refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

•	Disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his/her position as an office holder.

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

          Once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest unless the articles of association provide otherwise. Nevertheless, a transaction that is adverse to the company’s interest may not be approved.

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

          Shareholders generally have the right to examine any document in a company’s possession pertaining to any matter that requires shareholder approval.

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

          At the time of commencement of employment, our employees in North America generally sign offer letters specifying basic terms and conditions of employment, and our employees in Israel, including our executive officers, generally sign standard written employment agreements, which include confidentiality and non-compete provisions. The employees in our subsidiaries sign employment agreements which differ according to the country in which they are located.

          As of December 31, 2008, we had 534 employees worldwide, of whom 262were based in Israel, 89 were based in the United States and 183 were based in our other subsidiaries and offices. Of these 534 employees, 191 were employed in research and development, 270 were employed in sales, technical support, business development and marketing, and 73 were employed in management, operations and administration. As of December 31, 2007, we had 593 employees worldwide, of whom 276were based in Israel, 138 were based in the United States and 179 were based in our other subsidiaries and offices, and as of December 31, 2006, we had 475 employees worldwide, of whom 229were based in Israel, 96 were based in the United States and 150 were based in our other subsidiaries and offices.

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

          We consider our relations with our employees to be good and we have never experienced a strike or work stoppage.

E.	Share Ownership

          The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 20, 2009. The percentage of outstanding ordinary shares is based on 18,875,093 ordinary shares outstanding as of March 20, 2009.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares

Yehuda Zisapel(1)	3,289,336	17.37%
Roy Zisapel(2)	648,941	3.43%
Christopher McCleary(3)	500,000	2.58%
Meir Moshe(4)	209,165	1.10%
All directors and executive officers as a group (12 persons) (5)(6)	4,768,356	24.33%

(1) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel, (i) 2,505,243 are held directly, (ii) 295,000 ordinary shares are held of record by Carm-AD Ltd., an Israeli company wholly owned by Yehuda Zisapel, (iii) 239,491 ordinary shares are held of record by Radbit Computers, Inc., a New York corporation which is wholly owned by Yehuda Zisapel, (iv) 189,602 ordinary shares are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned by Yehuda Zisapel and his wife, Nava Zisapel, and (v) 60,000 ordinary shares underlying options which were vested or exercisable within 60 days from March 16, 2009. This information is based on information provided in the Statement on Schedule 13D filed by Mr. Yehuda Zisapel on March 16, 2009.

(2) In addition to the position stated in the table, Mr. Roy Zisapel is the beneficiary of a trust that, as of May 2006, the date on which the trust was established by him, held 229,142 ordinary shares. The trust is irrevocable and is scheduled to expire in May 2010. Mr. Zisapel does not control the trust and has limited access to information concerning activities and holdings of the trust. He disclaims beneficial ownership of the shares held in the trust.

(3) Mr. McCleary’s three-year term as a member of our Board of Directors expired at our 2008 annual meeting and he was not nominated for re-election. Of the ordinary shares beneficially owned by Mr. McCleary, 40,000 ordinary shares are held directly and 460,000 are options fully vested upon termination of his office.

(4) Consists of 124,165 shares and 85,000 options which are fully vested or which will be fully vested within the next 60 days.

(5) Consists of 4,044,606 shares and 723,750 options which are fully vested or which will be fully vested within the next 60 days.

(6) Each of the directors and executive officers not separately identified in the above table beneficially own less than 1% of our outstanding ordinary shares (including options held by each such party, and which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed. Includes shares and options held by our former Executive Chairman of the Board (Christopher McCleary) and our former General Counsel and Secretary (Vered Raviv-Schwarz), each of whom left the Company during 2008.

          NASDAQ Listing Standards

          Our ordinary shares are currently listed on the NASDAQ Global Select Market and are thereby subject to the rules and regulations established by the NASDAQ and applicable to listed companies. Rule 4350 of the NASDAQ Marketplace Rules imposes various corporate governance requirements on listed securities. Section (a)(1) of Rule 4350 provides that foreign private issuers are required to comply with certain specific requirements of Rule 4350, but, as to the balance of Rule 4350, foreign private issuers may comply with the laws of their home jurisdiction in lieu of the requirements of such sections of Rule 4350. See “Item 16G – Corporate Governance” below.

Key Employee Share Incentive Plan

          In June 1997, we adopted our Key Employee Share Incentive Plan. Options granted pursuant to our share option plan are for a term of sixty-two months from the date of the grant of the option. As of December 31, 2008, 9,937,236 ordinary shares have been reserved for option grants under the plan, of which we have granted options to purchase 8,806,725 ordinary shares, at a weighted average exercise price of $10.86 per ordinary share. The amount of reserved shares includes an increase of the number of shares reserved under the plan in an amount of 3% of our issued and outstanding stock approved by the Board of Directors meeting held on January 27, 2008. We intend to grant further options under our share option plan to our executive officers and employees. In light of the new accounting standard SFAS No. 123(R), however, we may amend our option plan, reduce the number of options granted to the employees or suggest alternative compensation schemes.

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

          The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 20, 2009, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission, or SEC. The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares

Yehuda Zisapel (1)	3,289,336	17.37%
FMR LLC (2)	1,199,742	6.35%
P.A.W. Capital Corp. (3)	1,412,000	7.48%
Rima Management, LLC (4)	1,295,405	6. 86%
Federated Investors, Inc. (5)	1,815,300	9.61%
Renaissance Technologies LLC (6)	1,018,700	5.39%
Zohar Zisapel(7)	1,061,392	5.62%

(1) Includes (i) 2,505,243 ordinary shares held directly, (ii) 295,000ordinary shares held of record by Carm-AD Ltd., an Israeli company wholly owned by Yehuda Zisapel, (iii) 239,491 ordinary shares held of record by Radbit Computers, Inc., a New York corporation which is wholly owned by Yehuda Zisapel, (iv) 189,602 ordinary shares held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned by Yehuda Zisapel and his wife, Nava Zisapel, and (v) 60,000 ordinary shares underlying options which were vested or exercisable within 60 days from March 16, 2009. This information is based on information provided in the Statement on Schedule 13D filed by Mr. Yehuda Zisapel on March 16, 2009.

(2) Shares are beneficially owned by FMR LLC (“FMR”) and Edward C. Johnson as a result of FMR’s and Mr. Johnson’s control over (i) Fidelity Management & Research Company (“FM&RC”), a wholly owned subsidiary of FMR which acts as an investment advisor registered under Section 203 of the Investment Company Act of 1940 and holds 89,700 ordinary shares and (ii) Fidelity Canadian Opportunities Fund (“Fidelity Canadian”) and Pyramis Global Advisors, LLC (“Pyramis”), an indirect wholly owned subsidiary of FMR and an investment advisor registered under Section 203 of the Investment Company Act of 1940, which hold 1,110,042 ordinary shares. Mr. Johnson and FMR LLC, through their control of FM&RC, Fidelity Canadian and Pyramis, have sole power to vote the shares held by Pyramis and Fidelity Canadian and the sole power to dispose of the shares held by FM&RC, Pyramis and Canadian. This information is based on information provided in the Amendment No. 3 to Statement on Schedule 13G filed with the SEC by FMR LLC, Mr. Johnson, FM&RC and Pyramis on February 12, 2009.

(3) Shares are beneficially owned by P.A.W. Capital Corp., a Delaware corporation (“PAW”), and Peter A. Wright, President of PAW. Mr. Wright and PAW have shared voting and dispositive power over the shares. This information is based on information provided in the Amendment No. 5 to Statement on Schedule 13G filed with the SEC by Mr. Wright and PAW on January 14, 2009.

(4) Shares are beneficially owned by Rima Managmnet, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 2 to Statement on Schedule 13G filed with the SEC by Mr. Mashall and Rima on February 17, 2009.

(5) Share are beneficially owned by Federated Investors, Inc. (the “Parent”), the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the “Investment Advisers”), which act as investment advisers to registered investment companies and separate accounts that own Ordinary Shares. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of the Parent. All of the Parent’s outstanding voting stock is held in the Voting Shares Irrevocable Trust (the “Trust”) for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the “Trustees”). The Trustees have shared voting and dispositive power over the outstanding voting stock of the Parent, which has sole voting and dispositive power over the shares. This information is based on information provided in the Amendment to Statement on Schedule 13G filed with the SEC by Parent, the Trust and the Trustees on February 10, 2009.

(6) Shares are beneficially owned by Renaissance Technologies LLC, a Delaware corporation (“Renaissance”), and James H. Simons, a United States citizen. This information is based on information provided in the Amendment to Statement on Schedule 13G filed with the SEC by Renaissance and Mr. Simons on February 12, 2009.

(7) As of March 3, 2009, Mr. Zohar Zisapel, who is the brother or Mr. Yehuda Zisapel, beneficially owned 1,061,392 Ordinary Shares, out of which (i) 402,168 Ordinary Shares are held directly and (ii) 659,224 Ordinary Shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel.This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Mr. Zohar Zisapel on March 5, 2009.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

          Based on a review of the information provided to us by our transfer agent, as of March 23, 2009, there were 44 holders of record of our ordinary shares, of which 24 record holders, holding approximately 15.1% of our ordinary shares, had registered addresses in Israel, and of which 18 record holders, holding approximately 84.9% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 84.8% of our outstanding ordinary shares as of said date).

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

          Services and Equipment Furnished by members of the RAD-Bynet Group

          Some companies, which are also members of the RAD-Bynet Group provide us with marketing, administrative and network management services, and we reimburse each for its costs in providing such services. The aggregate amount of the reimbursements to such companies amounted to approximately $1,178,000 in 2008. During 2008 we purchased from members of the RAD-Bynet Group computer and testing equipment in the amount of $859,000.

          Lease of Property

          We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies owned by Messrs. Zohar Zisapel and Yehuda Zisapel. The facilities are located in 2 locations: One is a five-story building in Tel Aviv, Israel, consisting of approximately 36,000 square feet, plus storage and parking space. The monthly rent amounts to approximately $45,000. The lease expires in November 2012. The second location consists of two floors in the Or Tower in Tel Aviv, Israel with approximately 30,000 square feet, plus parking spaces. The lease expires in May 2011. The monthly rent for such 2 floors amounts to approximately $50,000. We also lease office space of approximately 5,920 square feet in a nearby location in Israel from an unaffiliated party. The lease expires in March 2009. In addition we lease approximately 6,291 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. The lease expires in February 2011. The monthly rent amounts to $9,000. In addition we sublease 2,150 square feet in Jerusalem for our manufacturing facility from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. The sublease expires in April 2009. The monthly rent amounts to $2,200. We entered into an agreement with RAD Data Communications, Inc., a company controlled by Yehuda and Zohar Zisapel, pursuant to which we lease approximately 14,838square feet in Mahwah, New Jersey, consisting of 10,577 square feet of office space and 4,261square feet of warehouse space, in consideration for monthly rent of approximately $18,500 (including taxes, electricity and management fees). The lease expires on April 20, 2010.

          Distribution Agreement

          Bynet Data Communications Ltd., a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis. We have a written distributor agreement with Bynet Data Communications Ltd., according to which we provide them with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet Data Communications (and its subsidiaries and/or affiliates) amounted to approximately $3.8 million during 2008.

          Compensation of Chief Executive Officer

          See discussion in Item 6 “Directors, Senior Management and Employees – Directors and Senior Management”.

C.	Interests of Experts and Counsel

          Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and other Financial Information

          See “Item 18 - Financial Statements”.

B.	Legal Proceedings

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

          Prior to the Second Circuit’s decision, the majority of issuers, including the Company, had submitted a settlement agreement to the district court for approval. In light of the Second Circuit opinion, the parties agreed that the settlement could not be approved. On June 25, 2007, the district court approved a stipulation filed by the plaintiffs and the issuers that terminated the proposed settlement. On August 14, 2007, the plaintiffs filed amended complaints in the six focus cases. The six focus case issuers and the underwriters named as defendants in the focus cases filed motions to dismiss the amended complaints against them on November 14, 2007. On September 27, 2007, the plaintiffs filed a motion for class certification in the six focus cases. On March 26, 2008, the district court dismissed the Section 11 claims of those members of the putative classes in the focus cases who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. With respect to all the other claims, the motions to dismiss were denied. On October 10, 2008, at the request of Plaintiffs, Plaintiffs’ motion for class certification was withdrawn, without prejudice.

          The parties in the approximately 300 coordinated class actions, including Radware, the underwriter defendants in the Radware class action, and the plaintiffs in the Radware class action, have reached an agreement in principle under which the insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including Radware. The settlement is subject to approval by the parties, termination by the parties under certain circumstances, and Court approval. There is no assurance that the settlement will be concluded or that the Court will approve the settlement.

          Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter. Should the settlement not be concluded or approved and the Company is found liable, we are, at this time, unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than our insurance coverage, and whether such damages would have a material impact on our results of operations, cash flows or financial condition in any future period.

          The Company’s French subsidiary, Radware France, is a party to two separate litigation proceedings before the Boulogne-Billancourt Employment Tribunal, brought against the subsidiary by two of its former employees claiming damages in connection with their dismissal, in a total amount of approximately 387,000 Euros. The hearings with respect to two of these matters are scheduled for March 26, 2009 and April 30, 2009. At this stage we cannot asses the outcome or the risks associated with these two matters but in any event we do not expect them to have a material affect on our financial results and operations.

          The Company’s Canadian subsidiary, Radware Canada Inc., is a party to a litigation proceeding before the Ontario Superior Court of Justice, brought against the subsidiary by its former employee claiming damages in connection with its dismissal for approximately 150,000 Canadian Dollars. At this stage we cannot asses the outcome or the risks associated with this matter but in any event we do not expect it to have a material affect on our financial results and operations.

          We have conducted some other legal proceeding or arbitration which we do not believe to have significant effects on our financial condition or profitability.

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

C.	Significant Changes

          Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since the date of the audited consolidated financial statements included in this annual report.

ITEM 9.	THE LISTING

A.	Listing Details

          Our ordinary shares have been listed for quotation on the NASDAQ Global Select Market as of September 30, 1999, and, since May 12, 2004 on the Tel Aviv Stock Exchange, or TASE, both under the symbol “RDWR”. Due primarily to low volumes of trade, we have voluntarily delisted our ordinary shares from trade on the TASE, effective March 8, 2009.

          The following table sets forth the high and low closing price for our ordinary shares as reported by the NASDAQ Global Select Market and TASE for the periods indicated:

	NASDAQ Global Select Market		Tel Aviv Stock Exchange

Annual High and Low	High	Low	High	Low

2004	$32.42	$14.94	NIS118.00	NIS 69.60

2005	$26.56	$15.19	NIS 115.00	NIS 67.93

2006	$21.49	$11.44	NIS 101.10	NIS 50.43

2007

First Quarter	$15.62	$12.84	NIS 67.97	NIS 55.24

Second Quarter	$14.60	$12.31	NIS 61.97	NIS 49.73

Third Quarter	$16.05	$12.94	NIS 64.62	NIS 53.68

Fourth Quarter	$16.92	$12.72	NIS 67.33	NIS 49.64

ANNUAL	$16.92	$12.31	NIS 67.97	NIS 49.64

2008

First Quarter	$14.84	$10.19	NIS 59.40	NIS 34.51

Second Quarter	$10.93	$8.81	NIS 39.72	NIS 29.50

Third Quarter	$9.80	$7.50	NIS 35.64	NIS 26.09

Fourth Quarter	$8.06	$4.99	NIS 28.38	NIS 18.11

ANNUAL	$14.84	$4.99	NIS 59.40	NIS 18.11

Most recent six months

2009

March*	$5.80	$5.15	**	**

February	$6.48	$5.31	NIS 27.30	NIS 21.17

January	$6.21	$5.51	NIS 25.24	NIS 21.09

2008

December	$6.75	$4.99	NIS 27.39	NIS 18.11

November	$6.99	$5.73	NIS 27.71	NIS 21.50

October	$8.06	$5.76	NIS 28.38	NIS 21.98

September	$9.80	$7.92	NIS 35.64	NIS 27.01

* Through March 23, 2009

** Effective March 8, 2009, the Company was voluntarily de-listed from the TASE.

B.	Plan of Distribution

          Not applicable.

C.	Markets

          Our ordinary shares are listed for quotation on the NASDAQ Global Select Market under the symbol “RDWR”.

D.	Selling Shareholders

          Not applicable.

E.	Dilution

          Not applicable.

F.	Expenses of the Issue

          Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

          Not applicable.

B.	Memorandum and Articles of Association

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

          The Companies Law also provides that an acquisition of shares of a public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no 25% or greater shareholder in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

          Board of Directors

          According to the Companies Law and our Articles of Association, the management of our business is vested in our Board of Directors. Our Articles of Association provide that the Board of Directors shall consist of not less than five and not more than nine directors as shall be determined by our shareholders (in October 2006 our shareholders fixed the maximum size of our Board of Directors at nine members). In accordance with our Articles of Association, our Board of Directors (other than our external directors) is divided into three classes with each class serving until the third annual meeting following their election, as more fully described in “Item 6– Directors, Senior Management and Employees – Board Practices – Staggered Board.” There is no requirement under our Articles of Association or under Israeli law for directors to retire on attaining a specific age. Our Articles of Association do not require directors to hold our ordinary shares to qualify for election.

          The Board of Directors may exercise all such powers and may take all such actions that are not specifically granted to our shareholders. As part of its powers, our Board of Directors may cause the Company to borrow or secure payment of any sum or sums of money for the purposes of the Company, at such times and upon such terms and conditions as it thinks fit, including the grants of security interests on all or any part of the property of the Company. In addition, the Companies Law requires that transactions between a company and its office holders (which term includes directors) or that benefit its office holders, including arrangements as to the compensation of office holders, be approved as provided for in the Companies Law and the company’s Articles of Association, as more fully described in Item 6C under “Approval of Specified Related Party Transactions Under Israeli Law”.

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

•

Reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or her or the imposition of any financial liability in lieu of criminal proceedings other than with respect to a criminal offense that does not require proof of criminal intent; and

•

Reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court in connection with proceedings we institute against him or her or instituted on our behalf or by another person, a criminal indictment from which he or she was acquitted, or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of criminal intent.

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

          We currently hold directors and officers liability insurance for the benefit of our office holders. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders (See Exhibit 4.4 of our amended annual report on Form 20-F/A for the year ending December 31, 2005 filed with the SEC on July 6, 2006, for the form of such letter).

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

          The foregoing description of the agreement and plan of merger with Covelight is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4.5 in Item 19.

          On February 19, 2009 we entered into an asset purchase agreement (“APA”) with Nortel Networks Ltd., Nortel Networks Inc. and other Nortel entities, whereby we agreed to purchase certain assets, including intellectual property, inventory and service contracts, related to Nortel’s Layer 4-7 Application Delivery Business for $17.65 million in cash. The Application Delivery Business was acquired by Nortel in 2000 by way of its corporate acquisition of Alteon WebSystems, Inc. Nortel has filed the APA with the United States Bankruptcy Court for the District of Delaware along with a motion seeking the establishment of bidding procedures for an auction that allows other qualified bidders to submit higher or otherwise better offers, as required under Section 363 of the U.S. Bankruptcy Code. A similar motion for the approval of the bidding procedures was filed with the Ontario Superior Court of Justice. Consummation of the transaction was subject to higher or otherwise better offers, none of which were received by the bidding deadline, and approval by the United States Bankruptcy Court for the District of Delaware, and the Ontario Superior Court of Justice and the satisfaction of other conditions. The APA contains very limited ongoing representations and undertakings by Nortel with respect to the purchased assets and assumed liabilities. If the deal is consummated, we plan to offer the Nortel’s application delivery products under a merged brand, Radware Alteon, and to hire certain Nortel employees who will be dedicated to the Radware Alteon brand.

          The foregoing description of the APA is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4.6 in Item 19.

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

          General Corporate Tax Structure

          Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 27% for the 2008 tax year and 26% for the 2009 year tax. Following an amendment to the Tax Ordinance, which came into effect on January 1, 2006, the Corporate Tax rate is scheduled to decrease to 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

          Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

          As mentioned above, the Investment Center’s approval is for establishing an approved enterprise program in both Tel Aviv and Jerusalem. The approval provides for the allocation of tax benefits between our facilities in Tel Aviv and Jerusalem such that the income derived from the approved enterprise program shall be allocated pro-rata between the aforementioned facilities based on the expenses borne by each facility. However, since all our manufacturing and part of our research and development facilities are located in Jerusalem, the Investment Center determined the method of allocation of tax benefits between our facilities in Jerusalem and Tel Aviv as follows: The method of allocation of the tax benefits between our facilities in Tel Aviv and Jerusalem will be based on the number of research and development and manufacturing employees in each of the facilities, provided, however that the average salary for such employees in our Jerusalem facility will not be less than 85% of the average salary of such employees in our Tel Aviv facility. In the years that such condition is not fulfilled, the method of allocation will be as follows: (i) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the number of employees engaged in research and development or manufacturing activities in each facility; and (ii) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the salaries paid to the employees engaged in research and development or manufacturing activities in each facility. The Israeli government may reduce or eliminate tax benefits available to approved enterprise programs in the future. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level. See “Item 3 – Key Information – Risks Related to Operations In Israel.”

          In 2004, the Company began to utilize the above mentioned tax benefits, and they are scheduled to gradually expire according to the law. As of December 31, 2008, retained earnings included approximately $25.0 million in tax-exempt income earned by the Company’s “Approved Enterprise”. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

          If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits with respect to the gross amount as if the Company had not elected the alternative tax benefits (currently between 10% - 25%, based on percentage of foreign ownership at the date of declaration).

          Income from sources other than the “Approved Enterprise” will be subject to the tax at the regular rate.

          During 2004, the Company’s production facilities in Israel (Tel Aviv and Jerusalem) were granted an expansion program to its Approved Enterprise status by the Investment Center. The Company applied for an amendment to this expansion program, according to which it requested an enlargement to this expansion program, neutralization of certain assets and an approval that the benefits period from such expansion program will commence in 2006. The Investment Center granted temporary approval for the year 2006.

          The 2005 Amendment to the Investments Law

          An amendment to the Investments Law, which was published on April 1, 2005 (the “Amendment”), has changed certain provisions of the Law. As a result of the Amendment, a company is no longer obliged to acquire Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore generally there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, the Company may claim the tax benefits offered by the Investments Law directly in its tax returns by notifying the ITA within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

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

          The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•

Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company. If the company distributes a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate of the gross amount (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•

A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

          Special Provisions Relating to Taxation Under Inflationary Conditions

          Under the Income Tax (Inflationary Adjustments) Law of 1985, or the Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar. We have submitted a request to the Israeli tax authorities to extend the effect of the above regulations on our company for 2009.

          On March 6, 2008, an amendment to the Inflationary Adjustments Law came into force. Pursuant to this amendment, as of the 2008 tax year, most of the provisions of the Inflationary Adjustments Law will no longer be in force, except for certain transitional orders.

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

          The tax basis of our ordinary shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

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

          Taxation of Dividends paid to Non-Resident Holders of Shares

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 20%, or 25% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%.

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

          For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see above “The 2005 Amendment to the Investments Law – Capital Gains Tax on Sales of Our Ordinary Shares.”

          United States Federal Income Tax Considerations

          Subject to the limitations described herein, the following discussion summarizes certain United States federal income tax consequences to a U.S. Holder of our ordinary shares. A “U.S. Holder” means a holder of our ordinary shares who is:

•	An individual citizen or resident of the United States for U.S. federal income tax purposes;

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

          This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	Are broker-dealers or insurance companies;

•	Have elected mark-to-market accounting;

•	Are tax-exempt organizations or retirement plans;

•	Are grantor trusts;

•	Are financial institutions or “financial services entities;”

•	Hold their shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	Certain former citizens or long-term residents of the United States;

•	Acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	Are real estate investment trusts or regulated investment companies;

•	Own directly, indirectly or by attribution at least 10% of our voting power; or

•	Have a functional currency that is not the U.S. dollar.

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

        Each holder of our ordinary shares is advised to consult such holder’s own tax advisor with respect to the specific tax consequences to such holder of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign income tax and other tax laws in such holder’s particular circumstances.

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

          Taxation of the Disposition of Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year is long-term capital gain, and is eligible for a reduced rate of taxation for individuals. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of our ordinary shares is allocated to U.S. source income. The deductibility of a capital loss recognized on the sale, exchange or other disposition of our ordinary shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of our ordinary shares and subsequently converts the foreign currency into U.S. dollars or disposes of such foreign currency, may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

          Passive Foreign Investment Company Status. We will be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either (i) 75 percent or more of our gross income in a taxable year is passive income or (ii) the average percentage (by value, determined on a quarterly basis) of our total assets that are passive assets during the taxable year is at least 50 percent. If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value on the date of death and, instead, would generally have a tax basis in such shares equal to the lower of the decedent’s basis or the fair market value of such shares on the date of the decedent’s death.

          As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case the U.S. Holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earning as ordinary income and its pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any income inclusion will be required whether or not such U.S. Holder owns our ordinary shares for an entire taxable year or at the end of our taxable year. The amount so includable will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We will supply U.S. Holders with the information needed to report income and gain under a QEF election if we are a PFIC. A U.S. Holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect beginning with the first taxable year in which we were a PFIC during the U.S. Holder’s holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be a capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the United States Internal Revenue Service (“IRS”).

          As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Select Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares. As a result of such election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to the ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the NASDAQ Global Select Market. Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

          As indicated above, we will be a PFIC for any taxable year if the average percentage (by fair market value determined on a quarterly basis) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  Based on applying a pure market capitalization approach using our closing stock price as of the end of each quarter in 2008, it is likely that we would be a PFIC for 2008. However, by applying alternative valuation methodologies, including valuation methodologies that make certain adjustments to our market capitalization, we believe that we will not be classified as a PFIC for 2008. There are no assurances that the IRS will not challenge this treatment and it is possible that the IRS will attempt to treat us as a PFIC for 2008 and possibly prior taxable years. However, the IRS has accepted other valuation methods besides the market capitalization approach in certain other valuation contexts. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, and the future price of our ordinary shares, which are all relevant to the determination of whether we are classified as a PFIC. Accordingly, there can be no assurance that we will not become a PFIC in 2009 or in subsequent taxable years.

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

          Information Reporting and Backup Withholding

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

          Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or the proceeds from the disposition of, ordinary shares, provided that such Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

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

          We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. Our investments consist primarily of government and corporate debentures. As of December 31, 2008, approximately 16% of our portfolio was invested in U.S. Government debentures, 42% in foreign banks and government debentures, 22% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

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

a.        Disclosure Controls and Procedures

             Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2008. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, our disclosure controls and procedures were: (1) designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s management, including our Chief Executive Officer and Chief Financial Officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

             Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2008 based on these criteria.

             The effectiveness of our internal control over financial reporting as of December 31, 2008, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2008.

c.        Attestation Report of the Registered Public Accounting Firm

             This annual report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and are incorporated herein by reference.

d.       Changes In Internal Control Over Financial Reporting

             During the period covered by this annual report, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16	[Reserved]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

             Our Board of Directors has determined that Mr. Zohar Gilon and Dr. Orna Berry, members of our Audit Committee, are financial experts as defined in the applicable regulations , and has determined that such members are “independent” as such term is defined in the NASDAQ listing standards. The education and experience of both Audit Committee financial experts is presented in “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management” and is incorporated herein by reference.

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

          In the annual meeting held on November 30, 2008 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

          Ernst & Young billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,

	2007		2008
		(US$ in thousands)

Audit Fees	144	47%	150	59%
Audit-Related Fees	33	11%	33	13%
Tax Fees	129	42%	71	28%
All Other Fees	–	–
Total	306	100%	254	100%

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

        Audit Committee’s pre-approval policies and procedures

          Our Audit Committee oversees our independent auditors. See also the description in “Item 6- Directors, Senior Management and Employee - Board Practices.” In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, and which is discussed and approved at the end of each calendar year, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Consulting Services that may be performed by our auditors. In addition, the Audit Committee limited the aggregate amount in fees our auditors may receive during the 2008 fiscal year for non-audit services in certain categories, unless pre-approved. Our Director of Finance reviews all individual management requests to engage our independent auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approve the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the Audit Committee on a case-by-case basis. Our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

          None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          During 2008 we repurchased our ordinary shares under a share repurchase plan, in an aggregate amount of $6.6 million, as follows:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units) (in US$)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)

January 1 through 31	0	N/A	0	$13,931,269
February 1 through 29	0	N/A	0	$13,931,269
March 1 through 31	0	N/A	0	$13,931,269
April 1 through 30	0	N/A	0	$13,931,269
May 1 through 31	0	N/A	0	$13,931,269
June 1 through 30	0	N/A	0	$13,931,269
July 1 through 31	95,000	8.00	95,000	$13,171,269
August 1 through 31	333,097	8.74	333,097	$10,261,238
September 1 through 30	30,000	9.00	30,000	$9,991,310
October 1 through 31	0	N/A	0	$9,991,310
November 1 through 30	393,699	6.19	393,699	$7,553,871
December 1 through 31	28,519	6.56	28,519	$7,366,835

(1) In July 2008, our board of directors authorized the reactivation of our share repurchase program under which the total amount to be paid for the repurchase of shares would not exceed $25 million in the aggregate as of the original board approval in 2006. Such share repurchase program was approved by the Tel Aviv District Court in Israel in October 2006, pursuant to the requirement of Israeli law. The timing and the amounts purchased will be at the Company’s discretion, and the purchases may occur in the open market or in private transactions or block transactions, all subject to regulatory requirements. The Company’s current intention is to implement the repurchase program in accordance with the safe harbour rules of Rule 10b-18 under the US Securities Exchange Act of 1934.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

          Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Select Market. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ rules, including the NASDAQ corporate governance requirements. The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

The NASDAQ rules require that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. We have chosen to follow home country practice with respect to the quorum requirements of an adjourned shareholders meeting. Our articles of association, as permitted under the Israeli Companies Law and Israeli practice, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person.

          The NASDAQ rules require shareholder approval of stock option plans available to officers, directors or employees. We have decided to follow home country practice in lieu of obtaining shareholder approval for our stock option plans. However, subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of options to directors and controlling shareholders or plans that require shareholder approval for other reasons. Additionally, we have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rule 4350(b)(1)(A), relating to an issuer’s furnishing of its annual report to shareholders.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit

1.1	Memorandum of Association (A)

1.2	Articles of Association (B)

1.3	Amendment to the Articles of Association (D)

4.1	Lease Agreement for the Company’s Mahwah office (C)

4.2	Distributor Agreement with Bynet Data Communications Ltd. (C)

4.3	Form of Directors and Officers Indemnity Deed (D)

4.4	Asset Purchase Agreement with V-Secure Technologies (U.S.) Inc. (D)

4.5	Agreement and Plan of Merger by and Between the Company, its subsidiary, Covelight and its stockholders and note-holders (E)

4.6

Asset Purchase Agreement by and between NORTEL NETWORKS INC., NORTEL NETWORKS LIMITED and some EMEA Nortel entities, as sellers, A. R. BLOOM, S. HARRIS, A. M. HUDSON AND C. HILL and A.R. BLOOM AND D. HUGHES, as Joint Administrators and the Company

4.7	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters

8.1	List of Subsidiaries

10.1	Consent of Independent Registered Public Accounting Firm

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(A) Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-10752), filed with the SEC on September 1, 1999.

(B) Incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2000, filed with the SEC on May 18, 2001.

(C) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC on April 5, 2002.

(D) Incorporated by reference to the Annual Report on Form 20-F/A for the year ended December 31, 2005, filed with the SEC on July 6, 2006.

(E) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on June 5, 2007.

SIGNATURE

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Roy Zisapel

Roy Zisapel
Chief Executive Officer

Date: March 25, 2009

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
RADWARE LTD.

          We have audited Radware Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, is reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 24, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 24, 2009	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADWARE LTD.

          We have audited the accompanying consolidated balance sheets of Radware Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, statements of changes in shareholders’ equity and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2q to the consolidated financial statements, in 2007 the Company adopted Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 24, 2009	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$61,376	$28,065
Available-for-sale marketable securities	80,498	60,731
Structured deposit	10,236	–
Trade receivables (net of allowance for doubtful accounts of $1,200 and $500 in 2007 and 2008, respectively) *)	17,192	13,348
Other receivables and prepaid expenses	3,195	2,046
Inventories	5,428	6,712

Total current assets	177,925	110,902

LONG-TERM INVESTMENTS:
Available-for-sale marketable securities	2,735	45,112
Severance pay fund	3,940	1,995

Total long-term investments	6,675	47,107

PROPERTY AND EQUIPMENT, NET	12,217	11,693

LONG-TERM DEFERRED TAXES AND OTHER LONG-TERM ASSETS	978	432

INTANGIBLE ASSETS, NET	4,798	1,856

GOODWILL	13,474	13,474

Total assets	$216,067	$185,464

*)	Include balances in the amount of $1,320 and $1,358 with related parties as of December 31, 2007 and 2008, respectively (see also Note 15a).

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,

	2007	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables *)	$7,537	$4,646
Deferred revenues	12,391	14,096
Other payables and accrued expenses	8,043	9,868

Total current liabilities	27,971	28,610

LONG TERM LIABILITIES:
Deferred revenues	6,004	4,946
Accrued severance pay	5,379	3,846

Total long term liabilities	11,383	8,792

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value -
Authorized: 30,000,000 as of December 31, 2007 and 2008; Issued: 20,406,758 and 20,645,608 shares as of December 31, 2007 and 2008, respectively; Outstanding 19,559,903 shares and 18,918,438 shares as of December 31, 2007 and 2008, respectively	482	465
Additional paid-in capital	176,004	185,985
Treasury stock, at cost	(11,049)	(17,619)
Accumulated other comprehensive income (loss)	150	(873)
Retained earnings (accumulated deficit)	11,126	(19,896)

Total shareholders’ equity	176,713	148,062

Total liabilities and shareholders’ equity	$216,067	$185,464

*)	Include balances in the amount of $175 and $305 with related parties as of December 31, 2007 and 2008, respectively (see also Note 15a).

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,

	2006	2007	2008

Revenues: *)
Products	$57,335	$59,422	$59,678
Services	24,075	29,209	34,903

Total revenues	81,410	88,631	94,581

Cost of revenues: *)
Products **)	10,267	13,133	15,143
Services	5,524	5,895	6,431

Total cost of revenues	15,791	19,028	21,574

Gross profit	65,619	69,603	73,007

Operating expenses: *)

Research and development, net	17,659	23,515	28,357
Sales and marketing	50,128	57,977	63,591
General and administrative	6,178	7,114	12,066

Total operating expenses	73,965	88,606	104,014

Operating loss	(8,346)	(19,003)	(31,007)
Financial income, net	7,422	7,420	3,612

Loss before taxes on income	(924)	(11,583)	(27,395)
Taxes on income	356	428	3,627

Net loss	$(1,280)	$(12,011)	$(31,022)

Basic and diluted net loss per share	$(0.07)	$(0.62)	$(1.60)

*)	For transactions with related parties See Note 15b.

**)	Include an impairment loss of approximately $2,036 with respect to acquired technology derived from the acquisition of Covelight. See also Note 1, Note 2(i) and Note 7(b).

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Deferred stock based compensation		Treasury stock, at cost	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total comprehensive income (loss)	Total

Balance as of January 1, 2006	19,061,760	$470	$153,010		$(67)	$–	$(404)	$24,417		$177,426
Repurchase of shares	(846,855)	(20)	–		–	(11,049)	–	–		(11,069)
Issuance of shares upon exercise of stock options	1,196,998	28	12,607		–	–	–	–		12,635
Stock based compensation	–	–	4,540		–	–	–	–		4,540
Reclassification of deferred stock compensation into additional paid-in capital upon adoption of SFAS 123(R)	–	–	(67)		67	–	–	–		–
Comprehensive income:
Unrealized gain from available-for-sale securities, net	–	–	–		–	–	162	–	$162	162
Net loss	–	–	–		–	–	–	(1,280)	(1,280)	(1,280)

Total comprehensive loss									$(1,118)

Balance as of December 31, 2006	19,411,903	478	170,090		–	(11,049)	(242)	23,137		182,414
Issuance of shares upon exercise of stock options	148,000	4	1,377		–	–	–	–		1,381
Stock based compensation	–	–	4,537		–	–	–	–		4,537
Comprehensive income:
Unrealized gain from available-for-sale securities, net	–	–	–		–	–	392	–	$392	392
Net loss	–	–	–		–	–	–	(12,011)	(12,011)	(12,011)

Total comprehensive loss									$(11,619)

Balance as of December 31, 2007	19,559,903	482	176,004		–	(11,049)	150	11,126		176,713
Repurchase of shares	(880,315)	(24)	–		–	(6,570)	–	–		(6,594)
Issuance of shares upon exercise of stock options	238,850	7	1,906		–	–	–	–		1,913
Stock based compensation	–	–	8,075		–	–	–	–		8,075
Comprehensive income:	–
Unrealized loss on available-for-sale securities, net	–	–	–		–	–	(1,023)	–	$(1,023)	(1,023)
Net loss	–	–	–		–	–	–	(31,022)	(31,022)	(31,022)

Total comprehensive loss									$(32,045)

Balance as of December 31, 2008	18,918,438	$465	$185,985	$		$(17,619)	$(873)	$(19,896)		$148,062

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2007	2008

Cash flows from operating activities:
Net loss	$(1,280)	$(12,011)	$(31,022)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,976	5,056	6,073
Impairment of acquired technology	–	–	2,036
Stock based compensation	4,540	4,537	8,075
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale and held-to-maturity marketable debt securities, net	458	(3,485)	588
Accrued interest on bank deposits and structured deposit	51	(634)	236
Accrued severance pay, net	556	402	412
Decrease (increase) in long-term deferred tax assets	(241)	(60)	594
Decrease (increase) in trade receivables, net	(2,792)	323	3,844
Decrease (increase) in other receivables and prepaid expenses	(545)	(1,192)	1,149
Decrease (increase) in inventories	(1,520)	1,493	(1,284)
Increase (decrease) in trade payables	1,627	581	(2,891)
Increase in deferred revenues	3,288	2,683	647
Increase in other payables and accrued expenses	133	1,182	1,825
Other	–	–	(8)

Net cash provided by (used in) operating activities	7,251	(1,125)	(9,726)

Cash flows from investing activities:
Purchase of property and equipment	(5,843)	(6,747)	(4,645)
Proceeds from sale of property and equipment	–	–	10
Investment in other long-term assets, net	11	(15)	(48)
Purchase of available-for-sale marketable debt securities	(109,336)	(67,121)	(161,706)
Purchase of held-to-maturity marketable debt securities	(6,000)	–	–
Proceeds from sale, redemption and maturity of available-for-sale marketable debt securities	29,327	94,237	137,485
Proceeds from redemption of held-to-maturity marketable debt securities	45,085	22,735	–
Proceeds from structured deposit	10,000	–	10,000
Additional payment for the acquisition of V-Secure (1)	(3,000)	–	–
Payment for the acquisition of Covelight (2)	–	(7,293)	–

Net cash provided by (used in) investing activities	(39,756)	35,796	(18,904)

Cash flows from financing activities:
Proceeds from exercise of stock options	12,635	1,381	1,913
Repurchase of shares	(11,069)	–	(6,594)

Net cash provided by (used in) financing activities	1,566	1,381	(4,681)

Increase (decrease) in cash and cash equivalents	(30,939)	36,052	(33,311)
Cash and cash equivalents at the beginning of the year	56,263	25,324	61,376

Cash and cash equivalents at the end of the year	$25,324	$61,376	$28,065

(1) Additional payment for the acquisition of V-Secure:
Estimated fair value of assets acquired at the date of acquisition:
Goodwill	3,000	–	–

	$3,000	$–	$–

(2) Payment for the acquisition of Covelight:
Estimated fair value of assets acquired at the date of acquisition:
Working capital deficiency, excluding cash and cash equivalents	$–	$(121)	$–
Property and equipment	–	28	–
Acquired technology	–	3,191	–
Customer relationships	–	175	–
Goodwill	–	4,020	–

	$–	$7,293	$–

Cash paid during the year for:

Taxes	$438	$731	$743

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.

Radware Ltd. (“the Company”), an Israeli corporation commenced operations in April 1997. The Company and its subsidiaries (“the Group”), are engaged in the development, manufacture and sale of Application Delivery and Network Security (“business smart networking”) solutions that provide end-to-end availability, performance and security of mission critical network applications. The Company’s products are marketed worldwide.

b.

The Company established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, Switzerland, India, Australia and Italy. In addition, the Company established branches and representative offices in China, Russia and Taiwan. The Company’s subsidiaries are engaged primarily in sales, marketing and support activities.

c.

The Company depends on two major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company’s results of operations and financial position.

d.

The Company relies upon independent distributors (which are considered to be end-users) to market and sell its products to customers. A loss of a major distributor, or any event negatively affecting such distributor’s financial condition, could cause a material adverse effect on the Company’s results of operations and financial position (see also Note 13b). For the years ended as of December 31, 2006, 2007 and 2008, one single customer (a distributor) represented 12%, 5% and 6%, respectively, of the Company’s total revenues.

	e.	Business combination - acquisition of V-Secure Technologies (US) Inc. (“V-Secure”):

In December 2005, the Company acquired the business of V-Secure which included the acquisition of its technology, customer relationships and goodwill. The Company’s management believed that the complementary solution of V-Secure would provide the Company with advantage over the competitors in this market and the purpose of the acquisition was to integrate V-Secure solution into the Company’s product offering. The total initial consideration for the acquisition was $9,168, out of which an amount of $9,011 was paid in cash; amount valuated as $148 was paid by issuance of fully vested warrants to V-Secure to purchase 45,454 Ordinary shares of the Company, at an exercise price of $22 per share. The remaining balance was related to acquisition costs.

According to the agreement between the parties, additional cash consideration of $6,000 (“earn-out”) was payable contingent upon meeting a certain technological milestone in regards to the integrated product of the Company and V-Secure. During 2006, a partial amount of $3,000 out of total potential consideration of $6,000 was paid according to amendment agreement between the Company and V-Secure’s shareholders. According to the agreement V-Secure’s shareholders waived any claim or demand for any additional payment. The amount paid resulted in the Company recording additional goodwill on account of an additional consideration paid for the acquisition.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

The purchase price was allocated to the identifiable intangible assets acquired (which have been valuated by management and assisted by a third party valuator specialist) based upon their estimated fair values as follows:

Acquired technology	$1,772
Customers relationships	542
Goodwill (including additional $3,000 paid and recorded during 2006)	9,454

Total intangible assets	11,768
Deferred compensation cost	400

Total consideration	$12,168

The deferred compensation cost represents incentive to former employees of V-Secure that will remain with the Company for periods of no less than 12 to 24 months from the acquisition date. Such deferred compensation cost was amortized over the employment period, and was recorded as compensation costs. Any amount not used for bonuses would have been returned to V-Secure, and would have increased the goodwill. During 2006 and 2007, amounts of $84 and $316, respectively, were recorded as compensation costs, and included in research and development expenses. As of December 31, 2007, all deferred compensation costs were amortized and paid.

The acquisition of V-Secure was accounted for under the purchase method of accounting.

In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill arising from the acquisition is not amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company determines, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of income. During the years ended December 31, 2006, 2007 and 2008, no such impairment losses were recorded.

f.	Business combination - acquisition of Covelight Inc. (“Covelight”):

In April 2007, the Company acquired the business of Covelight which included the acquisition of its working capital, property and equipment, technology, customer relationships and goodwill. The Company’s management believed that the complementary solution of Covelight would provide the Company with advantage over the competitors in this market and the purpose of the acquisition was to integrate Covelight solution into the Company’s product offering. The total consideration of the acquisition was $7,660 which was paid in cash of which $160 was related to acquisition costs.

An additional cash consideration of $8,500 (“earn-out”) was to be payable contingent upon reaching sales performance targets by April 2008. Resolution of the contingency with payment of the consideration would have resulted in recording additional goodwill. Since the sales targets were not achieved, the Company was not required to pay the additional earn-out amount. Accordingly, the total final consideration of the acquisition amounted to $7,660.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

The purchase price was allocated to the identifiable intangible assets acquired (which have been valuated by management and assisted by a third party valuator specialist) based upon their estimated fair values as follows:

Working capital	$246
Property and equipment	28

Total tangible assets	274

Acquired technology	3,191
Customer relationships	175
Goodwill	4,020

Total intangible assets	7,386

Total consideration	$7,660

The acquisition of Covelight was accounted for under the purchase method of accounting.

In accordance with SFAS No. 142, goodwill arising from the acquisition will not be amortized. In lieu of amortization, the Company is required to perform an annual impairment review. If the Company determines, through the impairment review process, that goodwill has been impaired, it will record the impairment charge in its statement of operations. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. During the years ended December 31, 2006, 2007 and 2008, no such impairment losses was recorded.

Technology in the amount of $3,191 is amortized on a straight-line basis over an estimated useful life. In 2008, the Company recorded an impairment loss of $2,036 with respect to acquired technology on the acquisition of Covelight. As of December 31, 2008 the amortized acquired technology on the acquisition of Covelight amounted to $400. See also Note 2(i) and Note 7(b).

Customer relationships in the amount of $175 were amortized over an estimated useful life of one year.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

Unaudited pro-forma results:

The following represents the unaudited pro-forma results of operations of Covelight and the Company’s consolidated statements of operations for the years ended December 31, 2006 and 2007, assuming that Covelight acquisition occurred on January 1, of each year:

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

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

	b.	Financial statements in United States dollars:

A majority of the revenues of the Company and its subsidiaries are generated in U.S. dollars (“dollar” or “dollars”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, “Foreign Currency Translation” (“SFAS No. 52”). Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income (expense) in the period in which the currency exchange rates change.

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

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

	e.	Investment in marketable securities:

The Company accounts for investments in marketable debt securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

As of December 31, 2008 the Company classified all of its debt securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sales of investments are included in financial income and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net.

Prior to December 31, 2007 the Company also held debt securities that were classified as held-to-maturity. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and decline in value judged to be other than temporary and interest are included in financial income, net. No impairment has been identified as of December 31, 2006. As of December 31, 2007 and 2008, the Company has no debt securities as held to maturity.

In accordance with the Company’s policy and FASB Staff Position (FSP) Nos. SFAS 115-1 (FSP 115-1) and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. During the years 2006, 2007 and 2008, the Company did not record any other-than-temporary impairment loss with respect to its holdings of marketable debt securities.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	f.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write off totaled $0, $2,091 and $585 in 2006, 2007 and 2008, respectively, and has been included in cost of revenues. Inventory write off of 2007 included a one-time write off in the amount of $1,400 following anticipated release of new generation platform.

Cost is determined as follows:

Raw materials and components - using the “first-in, first-out” method.

Work-in-progress and finished products: Subcontracting costs - calculated on the basis of direct subcontractors costs and with direct overhead costs.

	g.	Structured deposit:

Structured deposit as of December 31, 2007, consisted of a callable structured deposit (“Structured Deposit”) with a maturity of six years. The Structured deposit bared interest that varies inversely with changes of the three-month U.S. dollar LIBOR-rate.

As of December 31, 2007, the Structured deposit amounted to $10,236 including accrued interest. Interest income resulting from investment in the Structured Deposit is accounted for based on the guidelines provided in the Emerging Issues Task Force (“EITF”) No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured deposit”. Under EITF No. 96-12, the retrospective interest method is used for recognizing interest income.

During April 2008, the Structured Deposit was called by the issuer and redeemed in the amount of $10,069.

	h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computer, peripheral equipment and software	15-33 (Mainly 33)
Office furniture and equipment	7-15 (Mainly 15)
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	i.	Impairment or disposal of long lived assets and intangible asset:

Property and equipment are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2006, 2007 and 2008, no impairment losses have been identified.

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over their useful economic life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. The amortization expense on intangible assets with finite lives is recognized in the statement of operations.

The Company’s intangible assets consist of technology and customer relationships. Both assets are amortized over an estimated useful life in which benefits are expected to be received.

In accordance with SFAS 144, the Company’s management has assessed whether there has been an impairment of the Company’s intangible assets during 2008. This was undertaken due to certain indicators of impairment such as declines in the Company’s market capitalization below its shareholders equity, the current credit crisis, the global recession and since actual revenues derived from Covelight technology were significantly lower comparing to the management forecasts estimations as of the date of acquisition. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset or asset group tested for impairment.

In performing that test, the Company’s management first estimated the sum of the undiscounted future cash-flows, expected to be derived from its asset groups with the existing intangible assets of acquired technology and customer relationship acquired from V-secure and Covelight, in order to test their recoverability. The Company’s management used significant assumptions and estimates, including but not limited to projected future revenues and cash flows, growth rates and market share, future gross margins and operating results, future working capital and future capital expenditures. The assumptions developed by the Company’s management were based upon historical trends, estimates of future economic conditions and expected competition and the Company’s strategic plans.

The analysis showed that the sum of the undiscounted cash-flow derived from the asset group of technology acquired from Covelight is lower than its carrying amount and accordingly the Company’s management was required to perform an analysis of discounted cash flows of the asset group, in order to determine its fair value. Based on such analysis the Company recorded an impairment loss in the amount of $2,036 with respect to acquired technology derived from the acquisition of Covelight. The impairment loss was recoded as part of cost of revenues.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In performing the above analysis and tests, the Company’s management developed the required assumptions and the related forecasts underlying the valuation, and was assisted by a third party valuator in applying the customary valuation techniques and required economic models.

	j.	Goodwill:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Annual impairment test is performed by the Company each year.

In accordance with SFAS No. 142 which requires the Company to perform an annual impairment test and due to certain indicators for impairment of the Company’s goodwill which occurred in late 2008, such as decline in the Company’s market capitalization below its shareholders equity, the current credit crisis and the global recession, the Company performed an assessment of goodwill impairment as of December 31, 2008. Goodwill is tested for impairment by comparing the estimated fair value of the Company as an entity with the carrying amounts of its total net assets. Fair value was determined using market comparables and multiples, and by applying a control premium based on market comparables. The analysis also used discounted cash flow model as corroboration. During the years ended December 31, 2006, 2007 and 2008, no such impairment losses were recorded.

In performing the above analysis and tests, the Company’s management developed the required assumptions and the related forecasts underlying the valuation, and was assisted by a third party valuator in applying the customary valuation techniques and required economic models.

	k.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from selling their products and from post-contract customer support, which are sold primarily through distributors and resellers, all of which are considered end-users.

Revenues from product sales are recognized in accordance with SEC Staff Accounting Bulleting (“SAB”) No. 104, “Revenue Recognition” (“SAB No. 104”) when delivery has occurred, persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.

Revenues in arrangements with multiple deliverables are recognized under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements, no VSOE exists for the delivered elements, and all other revenue recognition criteria are satisfied. VSOE for post-contract customer support is determined based on the price when such element is sold separately for similar products. The price may vary in the territories and vertical markets in which the Company conducts business. Price is determined by using a consistent percentage of the Company’s product price lists.

Revenue derived from post-contract customer support, which represents mainly unit replacement and security update service which is not considered essential to the functionality of the product, is recognized ratably over the contract period, which is typically one year.

Revenues from training and installation, which are not considered essential to the functionality of the product, included in multiple elements arrangements are recognized at the time they are rendered.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its subsidiaries provide a provision for product returns and stock rotation based on their experience with historical sales returns, stock rotations and other known factors, in accordance with Statement of Financial Accounting Standard No. 48, “Revenue Recognition When Right of Return Exists” (“SFAS No. 48”).

Deferred revenue includes unearned amounts received under post-contract customer support.

	l.	Warranty costs:

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company’s experience. Warranty expenses for the years ended December 31, 2006, 2007 and 2008 were immaterial.

	m.	Research and development expenses:

Research and development expenses, net of grants received are charged to the statement of operations, as incurred.

	n.	Non-royalty-bearing grants:

Non-royalty-bearing grants for funding of approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred. These grants are presented as a reduction of research and development expenses. During the years 2006, 2007 and 2008, the Company received grants in the amount of $200, $0 and $0, respectively.

	o.	Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008, amounted to approximately $373 $828 and $267, respectively.

	p.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes-Merton option pricing model to account for the fair value of its stock-options, awards with only service conditions based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical period equivalent to the option’s expected term. The expected option term represents the period of time that options granted are expected to be outstanding. Prior to December 31, 2007 expected term of options was determined based on simplified method permitted by SAB No. 107 as the average of the vesting period and the contractual term. Starting January 1, 2008 expected term of options granted is based upon historical experience complying with SAB 110. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company uses other models, such as the lattice model, only in case of grants having complex vesting terms such as market condition.

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

Deferred tax liabilities and assets are classified as current or non current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of FIN 48 as of January 1, 2007, did not have any material effects on the Company’s retained earning and financial position. The Company accrues interest related to unrecognized tax benefits as part of financial income, net.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	r.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, available-for-sale marketable securities and trade receivables.

The majority of the Company’s and its subsidiaries’ cash and cash equivalents are invested in major banks in the United States in U.S. dollars. Such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bear lower risk.

The Company’s marketable securities include investments in U.S. government debentures, foreign banks and government debentures and corporate debentures. The Company’s investment policy limits the amount the Company may invest in each type of investment, thereby reducing credit risk concentration (see also Note 3).

During the recent turmoil in capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio. The Company has taken several measures in order to minimize potential risks stemming from current capital markets environment.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. The doubtful accounts expenses for the years ended December 31, 2006, 2007 and 2008 were $94, $94 and $0, respectively.

	s.	Severance pay:

The Company’s liability for severance pay with respect to their Israeli employees, for periods of employment prior to March 31, 2007 is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees whose employment is terminated by the Company or who are otherwise entitled to severance pay in accordance with Israeli law or labor agreements are entitled to one month’s salary for each year of employment or a portion thereof. For periods of employment until March 31, 2007, the Company’s liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and the remainder by an accrual. The carrying value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective April 1, 2007, the Company’s agreements with employees in Israel, in accordance with section 14 of the Severance Pay Law - 1963, provide that the Company’s contributions to severance pay fund shall cover its entire severance liability with respect to period of employment subsequent to April 1, 2007. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance liability and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership on the amounts deposited. Consequently, effective from April 1, 2007, the Company increased its contribution to the deposited funds to cover the full amount of the employees’ salaries.

The carrying value of the deposited funds for the Company’s employees’ severance pay for employment periods prior to April 1, 2007 include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

Severance pay expenses for the years ended December 31, 2006, 2007 and 2008, amounted to approximately $1,015 $965 and $1,824, respectively.

	t.	Fair value of financial instruments:

The carrying amounts of our financial instruments, including cash and cash equivalents, trade receivables, trade payables and accrued liabilities, generally approximate fair value due to their short maturities. Marketable securities are presented at their fair value as discussed below.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements” and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

		Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

		Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

		Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value (see also Note 4).

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	u.	Comprehensive income:

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to shareholders. The Company’s items of other comprehensive income relates to unrealized gains and losses, net on available for sale marketable debt securities.

	v.	Treasury stock:

From time to time the Company repurchases its Ordinary shares on the open market or in other transactions and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

	w.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with Statement of Financial Standard No. 128, “Earnings per Share”.

The weighted average number of shares related to outstanding anti dilutive options excluded from the calculation of diluted loss per share as they would have been anti dilutive was 3,284,999, 4,704,129 and 4,313,072 for the years ended December 31, 2006, 2007 and 2008, respectively.

	x.	Impact of recently issued accounting pronouncements:

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually).  For purposes of applying the FSP 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159.   FSP 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP 157-2. The Company does not expect the adoption of FAS 157 with respect to certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in the financial statements at fair value on a recurring basis (at least annually), to have a material impact on its financial position, results of operations or cash flows.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2008, the FASB issued Statement 161 “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”) an amendment to FASB No. 133.  This statement changes the disclosure requirements for derivative instruments and hedging activities.  Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.  This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  Early application is encouraged.  The Company does not expect the adoption of SFAS 161 to have a material impact on its financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of FAS 142-3 to have a material impact on its consolidated financial position, results of operations or cash flows.

In June 2008, the FASB issued FSP EITF No. 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. Under the FSP, unvested share-based payment awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the Company’s consolidated financial statements position, results of operations or cash flows.

In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, “Accounting for Defensive Intangible Assets”. EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of EITF 08-7 on its consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“SFAS 141(R)”) and SFAS No. 160 “Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (“SFAS 160”). These standards will significantly change the accounting and reporting for business combination transactions and noncontrolling interests in consolidated financial statements. SFAS 141(R) requires companies to recognize all the assets acquired and liabilities assumed in a business combination and establishes the acquisition date fair value as the measurement objective, including capitalizing at the acquisition date the fair value of acquired in-process research and development, and re-measuring and writing down these assets, if necessary, in subsequent periods during their development. SFAS 141(R) will also impact the determination of acquisition-date fair value of consideration paid in a business combination (including contingent consideration), exclude transaction costs from acquisition accounting, and change accounting practices for acquired contingencies, acquisition-related restructuring costs, indemnification assets, and tax benefits. SFAS 141(R) and SFAS 160 will be applied prospectively for business combinations that occur on or after January 1, 2009, except that presentation and disclosure requirements of SFAS 160 regarding noncontrolling interests shall be applied retrospectively. The Company will adopt SFAS 141(R) and SFAS 160 as of January 1, 2009, as required. At the effective time of Nortel acquisition (see also Note 17), the accounting and business combination transaction will be recorded in accordance with both pronouncements.

EITF Issue No. 08-6, “Equity-Method Investment Accounting”(“EITF 08-6”) concludes that the cost basis of a new equity-method investment would be determined using a cost-accumulation model, which would continue the practice of including transaction costs in the cost of investment and would exclude the value of contingent consideration. Equity-method investment should be subject to other-than-temporary impairment analysis. It also requires that a gain or loss to be recognized on the portion of the investor’s ownership sold. EITF 08-6 will be effective for the reporting period beginning after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on its financial position, results of operations or cash flows.

y.

Reclassification: Certain 2007 figures have been reclassified to conform to the 2008 presentation. The reclassification had no effect on previously reported net loss shareholders’ equity or cash flows.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES

Marketable debt securities with contractual maturities of less than one year are as follows:

	December 31,

	2007				2008

	Amortized cost	Gross unrealized losses	Gross unrealized gains	Market value	Amortized cost	Gross unrealized losses	Gross unrealized gains	Market value

Available-for-sale:
U.S. Government debentures	$57,616	$(4)	$160	$57,772	$20,384	$–	$–	$20,384
Foreign banks and government debentures	6,276	(3)	1	6,274	22,173	(175)	50	22,048
Corporate debentures	7,285	(4)	–	7,281	18,284	(73)	88	18,299
Auction rate securities *)	9,171	–	–	9,171	–	–	–	–

Total available-for-sale marketable securities	$80,348	$(11)	$161	$80,498	$60,841	$(248)	$138	$60,731

Marketable securities with contractual maturities of from one to three years are as follows:

	December 31,

	2007				2008

	Amortized cost	Gross unrealized losses	Gross unrealized gains	Market value	Amortized cost	Gross unrealized losses	Gross unrealized gains	Market value

Available-for-sale:
U.S. Government debentures	$–	$–	$–	$–	$1,020	$–	$35	$1,055
Foreign banks and government debentures	2,735	(4)	4	2,735	34,353	(925)	138	33,566
Corporate debentures	–	–	–	–	10,502	(75)	64	10,491

Total available-for-sale marketable securities	$2,735	$(4)	$4	$2,735	$45,875	$(1,000)	$237	$45,112

The unrealized gains (losses), net on available-for-sale debt securities included in other comprehensive income, as a separate component of shareholders’ equity, totaled to $150 and $(873) net as of December 31, 2007 and 2008, respectively.

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2008

	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses

	Fair value	Unrealized losses	Fair value	unrealized losses	Fair value	unrealized losses

Available-for-sale:
Foreign banks and government debentures	$40,337	$(1,060)	$2,197	$(40)	$42,534	$(1,100)
Corporate debentures	12,504	(148)	–	–	12,504	(148)

Total available-for-sale marketable securities	$52,841	$(1,208)	$2,197	$(40)	$55,038	$(1,248)

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

	December 31, 2007

	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses

	Fair value	Unrealized losses	Fair value	unrealized losses	Fair value	unrealized losses

Available-for-sale:
U.S. Government debentures	$5,224	$(3)	$–	$–	$5,224	$(3)
Foreign banks and government debentures	4,602	(2)	1,420	(5)	6,022	(7)
Corporate debentures	4,964	(1)	2,317	(4)	7,281	(5)

Total available-for-sale marketable securities	$14,790	$(6)	$3,737	$(9)	$18,527	$(15)

The Company reviews various factors in determining whether it should recognize an impairment charge for its marketable securities, including its intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value or until maturity, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral, as applicable and the financial condition and near-term prospects of the issuer. Based on the Company’s consideration of these factors, during the years ended December 31, 2006, 2007 and 2008, the Company did not recognize any other-than-temporary impairment losses.

As of December 31, 2007 and 2008, accrued interest receivable amounted to $164 and $1,383, respectively, and is included within available for sale marketable securities in the balance sheets.

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with SFAS 157, the Company measures its cash equivalents and available for sale marketable securities at fair value on recurring basis. Cash equivalents and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The Company’s financial assets measured at fair value on a recurring basis, including accrued interest components; consisted of the following types of instruments as of December 31, 2008:

	Fair value measurements using input type

	Level 1	Level 2	Level 3	Total

Cash equivalents:
Money market funds	$3,857	$–	$–	$3,857

Available-for-sale:
U.S. Government debentures	21,439	–	–	21,439
Foreign banks and government debentures	2,692	52,922	–	55,614
Corporate debentures	–	28,790	–	28,790

Total financial assets	$27,988	$81,712	$–	$109,700

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INVENTORIES

Inventories are comprised of the following:

	December 31,

	2007	2008

Raw materials and components	$561	$564
Work-in-progress	1,262	1,550
Finished products	3,605	4,598

	$5,428	$6,712

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,

	2007	2008

Cost:
Computer, peripheral equipment and software	$21,650	$25,794
Office furniture and equipment	2,896	3,161
Motor vehicles	48	12
Leasehold improvements	1,038	1,274

	25,632	30,241

Accumulated depreciation:
Computer, peripheral equipment and software	11,367	16,102
Office furniture and equipment	1,475	1,774
Motor vehicles	36	9
Leasehold improvements	537	663

	13,415	18,548

Depreciated cost	$12,217	$11,693

Depreciation expenses for the years ended December 31, 2006, 2007 and 2008 were $2,440, $3,811 and $5,167, respectively.

NOTE 7 :-	GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill :

Changes in goodwill for the years ended December 31, 2007 and 2008 are as follows:

	December 31,

	2007	2008

Goodwill at beginning of year	$9,454	$13,474
Acquisition of Covelight	4,020	–

Goodwill, at end of year	$13,474	$13,474

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7 :-	INTANGIBLE ASSETS, NET (Cont.)

b.	Intangible assets :

	Weighted average Amortization period (years)

		December 31,

		2007	2008

Cost:
Acquired technology	6 – 7	$4,963	$4,963
Customers relationships	Mainly 6	1,364	1,364

		6,327	6,327

Accumulated amortization:
Acquired technology		897	1,648
Customers relationships		632	787

		1,529	2,435

Impairment *)		–	2,036

		1,529	4,471

Amortized cost		$4,798	$1,856

Amortization expenses for the years ended December 31, 2006, 2007 and 2008, were $450, $931 and $906, respectively.

*) The Company recorded in 2008 an impairment loss of $2,036 with respect to acquired technology derived from the acquisition of Covelight – see also Note 2(i)

c.	Future estimated amortization expenses for the years ending:

December 31,

2009	$524
2010	524
2011	524
2012	139
2013 and thereafter	145

Total	$1,856

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,

	2007	2008

Employees and payroll accruals	$4,263	$4,974
Accrued expenses	2,124	2,216
Governmental authorities	1,288	2,489
Warranty provision	200	181
Other	168	8

	$8,043	$9,868

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates, the latest of which is on September 30, 2015. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2008, are as follows:

December 31,
2009	$2,975
2010	2,203
2011	1,004
2012	728
2013	48

$6,958

Total rent expenses for the years ended December 31, 2006, 2007 and 2008, were approximately $1,948, $2,838 and $3,571, respectively (see also Note 15b).

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

The complaint seeks unspecified damages as a result of alleged violations of Section 11 of the Securities Act of 1933 against all the defendants and Section 15 of the Securities Act of 1933 against the Individual Defendants arising from activities purportedly engaged in by the underwriters in connection with the Company’s IPO and secondary offering. Plaintiffs allege that the underwriter defendants agreed to allocate stock in the Company’s IPO and secondary offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices.

An amended complaint filed on April 19, 2002, which is now the operative complaint, added a claim under Section 10(b) of the Securities Exchange Act of 1934 against the Company and a claim under Section 20(a) of the Securities Exchange Act of 1934 against the Individual Defendants. Plaintiffs allege that the Prospectuses for the Company’s IPO and secondary offering were false and misleading because they did not disclose these arrangements. The action is being coordinated with approximately three hundred other nearly identical actions filed against other companies before one judge in the U.S. District Court for the Southern District of New York.

On October 9, 2002, the Court dismissed the Individual Defendants from the case without prejudice. This dismissal disposed of the Section 15 and 20(a) control person claims without prejudice, since these claims were asserted only against the Individual Defendants.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

On March 26, 2008, the district court dismissed the Section 11 claims of those members of the putative classes in the focus cases who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. With respect to all the other claims, the motions to dismiss were denied. On October 10, 2008, at the request of Plaintiffs, Plaintiffs’ motion for class certification was withdrawn, without prejudice.

The parties in the approximately 300 coordinated class actions, including the Company, the underwriter defendants in the Company class action, and the plaintiffs in the Company class action, have reached an agreement in principle under which the insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including Radware. The settlement is subject to approval by the parties, termination by the parties under certain circumstances, and Court approval. There is no assurance that the settlement will be concluded or that the Court will approve the settlement.

Due to the inherent uncertainties of litigation, the Company’s management and its legal counsel cannot predict the ultimate outcome of the matter. Should the settlement not be concluded or approved and the Company is found liable, it is unable, at this time to estimate or predict the potential damages that might be awarded, whether such damages would be greater than the Company’s insurance coverage, and whether such damages would have a material impact on its results of operations, cash flows or financial condition in any future period.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.

The Company’s French subsidiary, Radware France, is a party to two separate litigation proceedings before the Boulogne-Billancourt Employment Tribunal, brought against the subsidiary by two of its former employees claiming damages in connection with their dismissal in a total amount of approximately 387 thousand Euros. The hearings with respect to two of these matters are scheduled for March 26, 2009 and April 30, 2009, respectively. At this stage, the Company’s management cannot assess the outcome or the risks associated with these three matters but in any event the Company’s management does not expect them to have a material affect on its financial results and operations.

The Company’s Canadian subsidiary, Radware Canada Inc., is a party to a litigation proceeding before the Ontario Superior Court of Justice, brought against the subsidiary by its former employee claiming damages in connection with its dismissal for approximately 150 thousand Canadian Dollars. At this stage the Company management cannot asses the outcome or the risks associated with this matter but in any event the Company’s management does not expect it to have a material affect on the financial results and operations.

The Company has conducted some other legal proceeding or arbitration which it does not believe to have significant effects on its financial condition or profitability.

NOTE 10:-	SHAREHOLDERS’ EQUITY

The Company’s shares are listed for trade on the NASDAQ National Market under the symbol “RDWR”.

a.	Rights of shares:

Ordinary shares:

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividend, if declared.

b.	Treasury stock:

In July 2006, the Company’s Board of Directors authorized the repurchase of up to $25,000 in the open market, subject to normal trading restrictions. During 2006, the Company purchased 846,855 of its Ordinary shares for total consideration of $11,069. During 2008, the Company purchased 880,315 of its Ordinary shares for total consideration of $6,594. Total consideration for the purchase of these Ordinary shares was recorded as Treasury shares, at cost, as part of shareholders’ equity.

c.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

d.	Stock Option Plans:

The Company has two stock option plans, the Company’s Key Employee Share Incentive Plan (1997) and the Directors and Consultants Option Plan (“the Stock Option Plans”). Under the Stock Option Plans, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The exercise price per share under the Stock Option Plans was generally, not less than the market price of an Ordinary share at the date of grant. The options expire between 5.2 years to 7 years from the grant date. The options vest primarily over four years. Each option is exercisable for one Ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Pursuant to the Stock Option Plans, the Company reserved for issuance 9,937,236 Ordinary shares. This amount includes an increase of 3% of issued and outstanding Ordinary shares reserved for option grants under the Stock Option Plans, as approved by the Company in January 2008. As of December 31, 2008, an aggregate of 1,130,511 Ordinary shares of the Company were still available for future grants.

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements.

The expected option term represents the period of time that options granted are expected to be outstanding. Prior to December 31, 2007 expected term of options was determined based on simplified method permitted by SAB No. 107 as the average of the vesting period and the contractual term. Starting January 1, 2008 expected term of options granted is based upon historical experience complying with SAB 110. Option granted to management, the expected term is 4.3 years and for options granted to employees, the exercise period is 3.6 years. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company uses other models, such as lattice model, only in case of grants having complex vesting terms such as market condition.

The fair value of the Company’s stock options granted to employees and directors for the years ended December 31, 2006, 2007 and 2008 was estimated using the following weighted average assumptions:

	Year ended December 31,

	2006	2007	2008

Risk free interest rate	4.88%	4.46%	2.69%
Dividend yields	0%	0%	0%
Expected volatility	50%	47%	43%
Weighted average expected term from vesting date (in years)	3.89	4.10	3.83

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of employee option activity under the Company’s Stock Option Plans as of December 31, 2008 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2008	4,704,129	$14.94
Granted	1,099,300	$10.33
Exercised	(238,850)	$8.01
Expired	(555,821)	$14.58
Forfeited	(695,686)	$14.39

Outstanding at December 31, 2008	4,313,072	$14.28	3.20	–

Exercisable at December 31, 2008	1,734,845	$16.22	1.49	–

Vested and expected to vest at December 31, 2008	3,978,778	$14.50	3.15	–

	December 31, 2006		December 31, 2007

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	4,054,380	$14.31	3,284,999	$15.13
Changes during the year:
Granted	1,122,400	$14.69	2,414,900	$14.30
Exercised	(1,196,998)	$10.55	(148,000)	$9.24
Expired	–	$–	(771)	$8.05
Forfeited	(694,783)	$17.48	(846,999)	$16.35

Options outstanding at the end of the year	3,284,999	$15.13	4,704,129	$14.94

Options exercisable at the end of the year	1,034,230	$13.18	1,509,396	$14.94

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2006, 2007 and 2008 was $5.04, $4.96 and $3.29, respectively. As of December 31, 2008, there was approximately $5,769 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 0.87 years. Total grant-date fair value of vested options for the year ended December 31, 2008 was approximately $11,353

The options outstanding under the Company’s Stock Option Plans as of December 31, 2008, have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2008	Weighted average exercise price of exercisable options

$6.31-11.00	755,200	4.54	$8.95	30,500	$8.20
$12.50-15.00	2,025,225	2.66	$13.97	969,300	$14.33
$15.22-17.00	1,109,567	3.98	$15.94	378,801	$16.95
$18.00-20.08	220,367	1.87	$18.40	165,568	$18.37
$23.13-25.30	202,713	0.88	$23.81	190,676	$23.83

	4,313,072			1,734,845

On December 31, 2007, the Company granted 500,000 stock options to its Chief Executive Officer (“CEO”) with an exercise price of $15.22 per share. The exercise of these options is contingent upon the increase in the market price of the Company’s Ordinary shares. The options granted are divided into four equal tranches (125,000 options each). Each tranche shall be vested one year after the Company’s closing share price reaches its performance target or more for 22 consecutive trading days. The closing share price shall be $19, $21, $23 and $25 for the first, second, third and the forth tranches respectively. The options expire seven years from the grant date. The fair value of these options was estimated using the lattice method with the following assumptions: risk-free interest rate of 3.7%, volatility factor of the expected market price of the Company’s Ordinary shares of 50.64%. Termination rate was based on the Company’s expectation that there will be no termination during the vesting period, and was determined to be 0%. Early exercise multiple (suboptimal factor) was estimated to be 3.09. The Company has historically not paid dividends and has no foreseeable plans to pay dividends and as such, a dividend yield of 0% was applied.

Total compensation expenses amount to $3,176 which is recognized over the estimated requisite service period. During the year ended December 31, 2008, the Company recorded an amount of $1,508 as compensation expenses included in general and administrative expenses with respect to the grant to the CEO.

In October, 2007, the Company granted 100,000 stock options to employees with an exercise price of $15.61 per share. The options will vest based on the Company’s attaining certain performance conditions such as sales target. The options expire seven years from the grant date. The fair value of these options was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: expected volatility of 45%, risk free interest rate of 4.11%, dividend yield of 0% and expected life of 3.79 years. Total compensation expenses amount to $595 which is recognized over the vesting period of 4 years. During the year ended December 31, 2007 and 2008, the Company recorded an amount of $43 and $226 as compensation expenses, respectively;

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	LOSS PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2006	2007	2008

Numerator for basic and diluted loss:
Per share - net loss available to shareholders	$(1,280)	$(12,011)	$(31,022)

Weighted average shares outstanding, net of treasury stock:
Denominator for basic loss per share	19,325,055	19,477,222	19,439,776
Effect of dilutive securities:
Employee stock options	*) -	*) -	*) -

Denominator for diluted net loss per share	19,325,055	19,477,222	19,439,776

Basic net loss per share	$(0.07)	$(0.62)	$(1.60)

*)	Antidilutive.

NOTE 12:-	TAXES ON INCOME

a.	General:

The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not result in a change to the Company retained earning (accumulated deficit). A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2008	$1,205

Additions based on tax positions during the year	287
Additions of interest related to unrecognized tax liabilities from previous years	67

Balance at December 31, 2008	$1,559

Domestically, the Israeli Tax Authorities (“ITA”) are currently auditing income tax returns of the Company for years 2003 and 2006.

In addition, the Company’s Israeli tax returns have been examined for all years prior to fiscal 2002, and the Company is no longer subject to audit for these periods.

The Company’s subsidiaries files income tax return in the U.S. federal and other jurisdictions. The Company’s main subsidiaries tax return are subject to examination by the U.S. federal and other local tax authorities from inception through 2008.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

	b.	Israeli Taxation:

		1.	Foreign Exchange Regulations:

Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 198,

		2.	Tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

		3.	Net operating losses carryforward:

The Company has estimated total available carryforward operating and capital tax losses of approximately $26,000, which can be carried forward and offset against future taxable income in the future for an indefinite period. Due to the recent operating results and recurring losses, as of December 31, 2008 the Company provided a full valuation allowance in respect of all the deferred tax assets resulting from the carryforward operating tax losses for which future offset is doubtful. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

		4.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

The Company’s production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an “Approved Enterprise” status under the above state law. According to the provisions of such Israeli law, the Company has been granted the “Alternative Benefit Track”, under which the main benefits are a tax exemption and reduced tax rate. Therefore, the Company’s income derived from the Approved Enterprise and allocated to the Tel Aviv facility will be entitled to a tax exemption for a period of two years and to an additional period of five to eight years with reduced tax rates of 10%-25% (based on percentage of foreign ownership). Income allocated to the Jerusalem facility will be exempt from tax for a period of up to 10 years, provided that the Company meets certain criteria. The income derived from the “Approved Enterprise” program shall be allocated between the facilities in Tel-Aviv and Jerusalem based on a mechanism as determined by the Investment Center.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

As of December 31, 2008, accumulated deficit included approximately $25,000 in tax-exempt income earned by the Company’s “Approved Enterprise”. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no taxable deferred income has been provided on income attributable to the Company’s “Approved Enterprise”.

If the retained tax-exempt income is distributed, it would be taxed at the corporate tax rate applicable to such profits with respect to the gross amount as if the Company had not elected the alternative tax benefits (currently between 10% - 25%, based on percentage of foreign ownership at the date of declaration).

Income from sources other than the “Approved Enterprise” will be subject to the tax at the regular rate.

During 2004, the Company’s production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an expansion program for its Approved Enterprise status by the Investment Center. The Company applied for an amendment to this expansion program, according to which it requested an enlargement to this expansion program, neutralization of certain assets and an approval that the benefits period from such expansion program will commence in 2006.

On April 2005, an amendment to the law (“the Amendment”) has changed certain provisions of the law. As a result of the Amendment, a company is no longer obliged to implement an Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authorities for a pre-ruling regarding their eligibility for benefits under the Amendment.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of the Company’s business income from export. In order to be eligible for the tax benefits, the Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a minimum amount specified in the law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (“the Year of Election”). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company’s production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of 7 years from the commencement year, or 12 years from the first day of the Year of Election. As of December 31, 2008, the Company did not generate income under the provisions of the new law.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

	c.	Taxes on income are comprised as follows:

	Year ended December 31,

	2006	2007	2008

Current taxes	$1,313	$580	$1,042
Deferred	(957)	(152)	2,585

	$356	$428	$3,627

Domestic	$(170)	$(40)	$2,074
Foreign	526	468	1,553

	$356	$428	$3,627

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,

	2007	2008

Deferred tax assets:
Carryforward tax losses	$4,483	$7,444
Tax benefit related to employee stock option exercises	935	935

Gross deferred tax assets	5,418	8,379
Valuation allowance	(2,621)	(7,939)

Net deferred tax asset	2,797	440

Gross deferred tax liabilities
Temporary differences relating to intangible assets	(193)	(354)

Net deferred tax assets	$2,604	$86

e.	Foreign:

The Company’s U.S. subsidiary has estimated total available carryforward tax losses of approximately $1,600 which can be carried forward and offset against future taxable income until 2023. As of December 31, 2008, the Company provided a full valuation allowance in respect of all the deferred tax assets resulting from the carryforward operating tax losses for which future offset is doubtful. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

The Company has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises which will be credited to additional paid-in capital when realized and from losses for which future offset is doubtful. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

Two other subsidiaries have estimated total available carryforward tax losses of approximately $900 to offset against future taxable profit. As of December 31, 2008, the Company recorded a deferred tax asset of $86 relating to these available net carryforward losses.

f.

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income (loss) of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,

	2006	2007	2008

Loss before taxes, as reported in the consolidated statements of income	$(924)	$(11,583)	$(27,395)

Statutory tax rate	31%	29%	27%

Theoretical tax benefit on the above amount at the Israeli statutory tax rate	$286	$3,359	$7,397
Tax adjustment in respect of different tax rate	(55)	(263)	(563)
Non-deductible expenses	1,318	(1,213)	(2,575)
Deferred taxes on losses for which valuation allowance was provided, net	(920)	(995)	(5,318)
Stock compensation relating to stock options per SFAS 123(R)	(1,400)	(1,316)	(2,180)
Income taxes in respect of prior years	473	–	–
Other	(58)	–	(388)

Actual tax expense	$(356)	$(428)	$(3,627)

g.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,

	2006	2007	2008

Domestic	$(2,129)	$(13,015)	$(26,395)
Foreign	1,205	1,432	(1,000)

loss before income taxes	$(924)	$(11,583)	$(27,395)

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	GEOGRAPHIC INFOROMATION AND SELECTED STATEMENTS OF INCOME DATA

	a.	Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2006, 2007 and 2008 and long-lived assets as of December 31, 2007 and 2008:

	Year ended December 31,

	2006	2007	2008

Revenues from sales to customers located at:
America (principally the United States)	$27,646	$24,368	$23,715
EMEA *)	27,529	29,412	29,836
Asia Pacific	26,235	34,851	41,030

	$81,410	$88,631	$94,581

*)	Europe, the Middle East and Africa.

	December 31,

	2007	2008

Long-lived assets, by geographic region:
America	$1,751	$1,290
EMEA	9,011	9,012
Asia Pacific	1,454	1,391

	$12,216	$11,693

b.	Major customer data as a percentage of total revenues:

	Year ended December 31,

	2006	2007	2008

Customer A	12%	5%	6%

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,

	2006	2007	2008

Financial income:
Interest on bank deposits	$1,048	$2,917	$1,186
Foreign currency translation differences, net	892	70	–
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	5,620	4,569	3,073

	7,560	7,556	4,259
Financial expenses:
Interest and other bank charges	(138)	(136)	(222)
Foreign currency translation differences, net	–	–	(425)

	$7,422	$7,420	$3,612

NOTE 15:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain of the Company’s Board of Directors, management and shareholders have interest:

	a.	The following related party balances are included in the balance sheets:

	December 31,

	2007	2008

Trade receivables	$1,320	$1,358

Trade payables	$175	$305

b.	The following related party transactions are included in the statements of operations:

	Year ended December 31,

	2006	2007	2008

Revenues (1)	$3,656	$4,184	$3,821

Operating expenses, net - primarily lease, sub-contractors and communications (2)	$917	$1,374	$1,944

Purchase of property and equipment	$939	$948	$859

(1)	Distribute the Company’s products on a non-exclusive basis.

(2)

The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	SUBSEQUENT EVENTS (UNAUDITED)

On February 19, 2009, the Company entered into an asset purchase agreement (“APA”) with Nortel Networks Ltd., Nortel Networks Inc. and other Nortel entities (“Nortel”), to purchase for $17,650 in cash certain assets related to Nortel’s Layer 4-7 Application Delivery Business acquired by Nortel in 2000, by way of its corporate acquisition of Alteon WebSystems, Inc. Nortel has filed the APA with the United States Bankruptcy Court for the District of Delaware, along with a motion seeking the establishment of bidding procedures for an auction that allow other qualified bidders to submit higher or otherwise better offers, as required under Section 363 of the U.S. Bankruptcy Code. A similar motion for the approval of the bidding procedures was filed with the Ontario Superior court of Justice. Consummation of the transaction was subject to higher or otherwise better offers, none of which were received by the bidding deadline, and approval by the United States Bankruptcy Court for the District of Delaware, the Ontario Superior court of Justice and the satisfaction of other conditions. The APA contains very limited ongoing representations and undertakings by Nortel with respect to the purchased assets and assumed liabilities. If the deal is consummated, The Company plans to offer the Nortel’s application delivery products under a merged brand, Radware Alteon, and to hire certain Nortel employees who will be dedicated to the Radware Alteon brand.