Form 20-F
period 2009-12-31
RADWARE LTD
filed 2010-04-29
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number 0-30324

RADWARE LTD.
(Exact name of registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
(Address of principal executive offices)

Efrat Baruh-Noy, Adv.
Director of Legal Affairs
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

18,916,601 Ordinary Shares, NIS 0.1 par value per share

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

☒Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes           ☐ No

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

☐Yes           ☒ No

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to:

•	“we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries;

•	“ordinary shares” are to our Ordinary Shares, par value NIS 0.1 per share;

•	"Companies Law" or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999 (as amended);

•	the “SEC” are to the United States Securities and Exchange Commission;

•	“NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market);

•	“dollars” or “$” are to United States dollars; and

•	“NIS” or “shekels” are to New Israeli Shekels.

We have registered trademarks for, among others, “Radware®”, “APSolute®”, “Web Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®”, “SecureFlow®”, “OnDemand Switch®”, “AppWall®”, “Apsolute Insite®”, and “Alteon®” and we have trademark applications pending for, among others, “Uplink™”, “Virtual Director™”, “APSolute Vision™”,  and “vAdapter™”.  All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

Table of Contents

PART I		7
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3.	KEY INFORMATION	8
A.	Selected Financial Data	8
B.	Capitalization and Indebtedness	9
C.	Reasons for the Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4.	INFORMATION ON THE COMPANY	23
A.	History and Development of the Company	23
B.	Business Overview	23
C.	Organizational Structure	33
D.	Property, Plants and Equipment	34
ITEM 4A.	UNRESOLVED STAFF COMMENTS	35
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	36
A.	Operating Results	36
B.	Liquidity and Capital Resources	47
C.	Research and Development, Patents and Licenses, etc.	49
D.	Trend Information	49
E.	Off-Balance Sheet Arrangements	49
F.	Tabular Disclosure of Contractual Obligations	49
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50
A.	Directors and Senior Management	50
B.	Compensation	52
C.	Board Practices	54
D.	Employees	59
E.	Share Ownership	60
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	63
A.	Major Shareholders	63
B.	Related Party Transactions	64
C.	Interests of Experts and Counsel	66

ITEM 8.	FINANCIAL INFORMATION	66
A.	Consolidated Statements and other Financial Information	66
Legal Proceedings		66
B.	Significant Changes	67
ITEM 9.	THE OFFER AND LISTING	68
A.	Offer and Listing Details	68
B.	Plan of Distribution	69
C.	Markets	69
D.	Selling Shareholders	69
E.	Dilution	69
F.	Expenses of the Issue	69
ITEM 10.	ADDITIONAL INFORMATION	70
A.	Share Capital	70
B.	Memorandum and Articles of Association	70
C.	Material Contracts	74
D.	Exchange Controls	75
E.	Taxation	75
F.	Dividends and Paying Agents	85
G.	Statement by Experts	86
H.	Documents on Display	86
I.	Subsidiary Information	86
ITEM 11.	QUANTITATIVE AND QUALITIVE DISCLOSURE ABOUT MARKET RISK	87
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	88

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

A.           Selected Financial Data

  The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated.  We derived the statement of operations for the years ended December 31, 2007, 2008 and 2009 and the balance sheet data as at December 31, 2008 and 2009 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  The selected consolidated statement of operations financial data for the years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report.  Please see notes 2(x) and 11 of the notes to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended December 31,
	2005	2006*	2007*	2008*	2009*
	(US $ in thousands except per share data)
Statement of Operations Data:
Revenues:
Products	$55,902	$57,335	$59,422	$59,678	$65,021
Services	21,682	24,075	29,209	34,903	43,883
	77,584	81,410	88,631	94,581	108,904
Cost of revenues:
Products	9,325	10,267	13,133	15,143	16,609
Services	5,571	5,524	5,895	6,431	6,666
	14,896	15,791	19,028	21,574	23,275
Gross profit	62,688	65,619	69,603	73,007	85,629
Operating expenses:
Research and development, net	13,017	17,659	23,515	28,357	25,674
Sales and marketing	40,002	50,128	57,977	63,591	55,130
General and administrative	5,244	6,178	7,114	12,066	11,930
Total operating expenses	58,263	73,965	88,606	104,014	92,734
Operating profit (loss)	4,425	(8,346)	(19,003)	(31,077)	(7,105)
Financial income, net	5,159	7,422	7,420	3,612	1,987
Income (loss) before income taxes	9,584	(924)	(11,583)	(27,395)	(5,118)
Income taxes	(240)	(356)	(428)	(3,627)	(818)
Net income (loss)	$9,344	$(1,280)	$(12,011)	$(31,022)	$(5,936)

Basic net earnings (loss) per share	$0.50	$(0.07)	$(0.62)	$(1.60)	$(0.31)
Diluted net earnings (loss) per share	$0.47	$(0.07)	$(0.62)	$(1.60)	$(0.31)

* The Company adopted ASC No. 718 “Compensation-Stock Compensation”, effective January 1, 2006.

	Year ended December 31,
	2005	2006	2007	2008	2009
	(US $ in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	18,800	19,325	19,477	19,440	18,879
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	20,072	19,325	19,477	19,440	18,879

	Year ended December 31,
	2005	2006	2007	2008	2009
	(US $ in thousands)
Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities	$126,901	$140,375	$152,110	$88,796	$59,090
Long-term bank deposits, structured deposit and marketable securities	37,592	23,756	2,735	45,112	67,021
Working capital	124,005	137,406	149,954	82,292	49,573
Total assets	204,347	215,668	216,067	185,464	208,900
Shareholders’ equity	177,426	182,414	176,713	148,062	149,473
Capital Stock	153,480	170,568	176,486	186,450	192,406

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

Risks Related to Our Business and Our Industry

We have incurred losses, and may incur losses in the future.

We incurred losses in 2006 through 2009. We had a net loss of approximately $5.9 million in 2009 and a net loss of approximately $31.0 million in 2008. Our results for the first half of 2009 were affected by the global recession and the slow down in IT market spending and we continued to incur net losses due to our limited ability to adjust our expenses level to the changes in the market in a short period of time. In the second half of 2009 we returned to profitability, as a result of increased revenues and tight expenses control. We will need to generate increased revenues as well as keep tight control over our costs in order to maintain and increase our profitability in the future.

Our revenues may not grow or continue at their current level. For example, the growth rate in 2008 compared to 2007 was approximately 7% and the growth rate in 2009 compared to 2008 was approximately 15%. Our gross margin is currently approximately 79% and, as a result, any decrease in sales may have a significant effect on our profitability.

In addition, our operating expenses may increase. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation and the results that our past expenditures produce. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until some time in the future. For example, in March 2009 we completed the purchase of certain assets from Nortel Networks Ltd., Nortel Networks Inc. and other Nortel entities (“Nortel”) in relation to the “Alteon®” product line (the “Alteon Acquisition”). During 2009, we invested in the development of a new Alteon 5412 application switch and continued to invest in the expansion and development of many other products and enhancements, including the release of most of our products on our new line of hardware platforms, the OnDemand Switch®. In addition, we have continued our investments in our existing Application Delivery product lines with AppDirector® and LinkProof®  along with the introduction of the vAdapter™ software appliance, Virtual Director™ and AppWall® appliances for the enterprise sector, and continued to enhance our Network Intrusion Prevention System (IPS) DefensePro® product  and our central management with Insite. We also invested in new product developments for the carrier sector with the introduction of CID® 3 and SIPDirector®. In parallel to our investments in our products portfolio as described above, we have invested in marketing plans and product promotion efforts. Our efforts as well as our expenditures in these products and any related go-to-market strategies may not result in increased revenues. If our revenues do not increase as anticipated, or if our expenses increase, we may incur losses.

Severe global economic conditions and volatility of the market for our products, including slow-down in expenditures and other trends in our industry, could have a material adverse effect on our results of operations.

Our business is dependent on current and anticipated market demand for our products.  Starting in late 2008 and lasting through much of 2009, the overall market’s IT spending decreased due to real estate and financial issues globally which led to a recessionary period. More specifically, it is estimated that the worldwide datacenter Layer 4-7 (application delivery) switch manufacturing revenues for 2009 only brought the market back to 2006 levels, estimated by IDC (a third party research firm) at a total of $840 million for 2009. This represents a 21% market decline compared to $1.068 billion for 2008. For the Layer 4-7 sector, worldwide market revenue is estimated by IDC to increase to $905.7 million during 2010.  In the Intrusion Prevention sector of the network security market, the market according to Gartner (a third party IT analyst), was almost flat in 2009 with $903 million in vendor revenues compared to $899 million in 2008, with 2010 expected to total only $1.18 billion globally. Although the global economy showed signs of recovery by the end of 2009 and, the economic outlook for 2010 has improved, should the economic slowdown resume, and/or companies in our target markets reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

We face the risk of a decrease in our financial income.

One of the factors affecting our net income is financial income. The ability to achieve our investment objectives is affected by many factors, some of which are beyond our control. Our cash throughout the world is invested in fixed-income securities and bank deposits, and is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions.

The outlook for our financial income is dependent on the future direction of interest rates, the amount of any share repurchases or acquisitions that we effect and the amount of cash flows from operations that are available for investment. Any significant decline in our financial income or the value of our investments as a result of continued low interest rates, deterioration in the credit worthiness of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition. For example, in 2009 our financial income totaled to $2.0 million, which represents 55% of our financial income in 2008. This decrease is attributed mainly to the decrease in prevailing market interest rates in 2009 compared to 2008.

Severe global economic conditions may significantly decrease the value of our investment assets.

The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected return rates. Due to certain market developments, including investments’ rating downgrades, the fair value of these investments may decline. If market conditions continue to fluctuate, the fair value of our investments may be impacted accordingly.

Our cash, cash equivalents, short-term and long-term deposits and marketable securities totaled $126.1 million as of December 31, 2009. Our investment portfolio policy is buy and hold, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if the turmoil in the financial markets continues, it may result in impairments of the carrying value of our investment assets. This is because we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the changes in the fair values of our investments into income, our reported net loss for the year ended December 31, 2009, would have decreased by $1.8 million.

One of our primary market risk exposures is changes in interest rates. A decline in market interest rates, such as the significant global decline in recent years, has had an adverse effect on our financial income. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. Currently we do not hold any securities which can be redeemed early. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

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

In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales. Because our sales have grown year-over-year since inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers.  For example, we believe that our sales may be reduced from the levels which we might otherwise have been able to attain during the first quarter of 2010, since some of our customers are still planning their annual purchasing budget in the beginning of the year, and in the third quarter of 2010 because of the slowdown in business activities during the summer months in Europe. We further believe that our sales during the fourth quarter of 2010 may be increased because some of our customers tend to make greater capital expenditures towards the end of their own fiscal years. Because of these anticipated fluctuations, our sales and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects.

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

The Application Delivery and Network Security markets are highly competitive and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc. and Brocade Communications Systems, Inc. (Foundry Networks, Inc.). In addition, we face competitors in the Network Security space, with respect to our Intrusion Prevention Systems. Such principal competitors include Juniper Networks, Inc., 3Com Systems, Inc. (TippingPoint Technologies, Inc.), McAfee, Inc., Sourcefire, Inc., and IBM Corporation (Internet Security Systems).  We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Delivery or Network Security solutions and emerge as significant competitors. Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to achieve, maintain and increase profitability. Furthermore, the dynamic market environment poses a challenge in predicting market trends and expected growth.

Most of our competitors have greater resources than us, which may limit our ability to effectively compete with them.

Most of our competitors have greater financial, personnel and other resources than us, which may limit our ability to effectively compete with them.  These competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer requirements;

•	benefit from greater economies of scale;

•	offer more aggressive pricing;

•	invest more resources in research and development in order to gain or maintain a competitive advantage;

•	devote greater resources to the promotion of their products; and/or

•	bundle their products or incorporate an Application Delivery or Intrusion Prevention component into existing products in a manner that renders our products partially or fully obsolete.

We must develop new products as well as enhancements and new features to existing products to remain competitive.  If we fail to develop new products and product enhancements on a timely basis, we may lose market share.

The markets for Application Delivery and Network Security solutions are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Our products typically constitute a critical portion of our customers’ data centers. In recent years the capacity of transactions in such data centers has been steadily increasing.  Due to such increases in capacity and in order to remain competitive in our industry, we must address the increased needs of our customers by developing more powerful platforms for our products. Additionally, as the applications aspect of our customers’ data centers continue to evolve, our customers require advancements in our applications in order to support their growing needs. In order to meet this challenge and remain competitive in the market, we must introduce new enhancements to our existing product lines to support these growing data centers.

Accordingly, our future success will generally depend to a substantial extent on our ability to:

•	invest significantly in research and development;

•	develop, introduce and support new products and enhancements on a timely basis; and

•	gain and consecutively increase market acceptance of our products.

We are currently developing new products and enhancements to our existing products. Our development of new products and enhancement of current products is undertaken in an effort to remain competitive in our market, and our potential failure to make further product developments or enhancements may result in a decrease in our revenues in the long run. In addition, in order to remain competitive in our industry, we must invest in research and development. We can give no assurances that continued investment and higher costs of research and development will ultimately result in maintaining or increasing our market share.  If our research and development expenses go up without a corresponding increase in our revenues, it would be detrimental to our operating results.  We may not be able to successfully complete the development and market introduction of new products or product enhancements. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors.

During 2009, we invested in, and plan to continue to invest in 2010 in developing or when appropriate, acquiring, capabilities to advance our APSolute product family and market vision for business-smart networking. As part of such investments, we acquired Covelight Systems, Inc., or Covelight, in April 2007 for their web channel intelligence technology. Based on this technology we have launched new products (Virtual Director™ and vAdapter™) for the virtualized data center environments. In addition, in 2009 we completed the Alteon Acquisition and purchased Nortel's application delivery switches. Within eight months of the Alteon Acquisition we launched the Alteon 5412 switch, the first Alteon switch addressing the current throughput needs of large data-centers supporting up to 20Gbps of throughput. At the time of the Alteon Acquisition, we also announced that we would support the Alteon Series 2 and 3 application switches for five years. We have allocated development manpower to deliver ongoing software maintenance for our existing Alteon customers, having already released several software versions in 2009 to address customers' needs and enhance existing Alteon product line functionality.

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

As part of our business strategy, we may invest in or acquire other businesses, technologies or assets, or we may enter into joint ventures or other strategic relationships with third parties. For example, in the last five years we acquired the businesses of V-Secure Technologies Inc., or V-secure, Covelight and, in March 2009, the “Alteon” product line of Nortel. In connection with future acquisitions, we may assume liabilities, incur acquisition related costs, incur amortization expenses related to intangible assets or realize large write-offs based on management decision that such assets will no longer be used or will be phased out. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which may result in the impairment of the relevant assets. For example, during 2008 we had an impairment charge of $2.0 million in connection with intangible assets acquired as a result of the Covelight acquisition. Moreover, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

•	Post-merger integration problems resulting from the combination of any acquired operations with our own operations or from the combination of two or more operations into a new merged entity;

•	Diversion of management’s attention from our core business;

•	Substantial expenditures, which could divert funds from other corporate uses;

•	Entering markets in which we have little or no experience; and

•	Loss of key employees of the acquired operations.

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

We have a limited order backlog, which makes revenues in any quarter dependent on orders received and delivered in that quarter. A delay in the recognition of revenue may have a negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed, or require some time for adjustment. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our earnings will decrease.

We depend upon independent distributors to sell our products to customers.  If our distributors do not succeed in selling our products, our revenues will suffer.

We sell our products primarily to independent distributors, including value added resellers, original equipment manufacturers and systems integrators.  These distributors resell our products to the ultimate customers. We currently have several dozen active independent distributors and resellers that sell our products. We are highly dependent upon our distributors’ active marketing and sales efforts. Our distribution agreements generally are non-exclusive, one-year agreements with no obligation on the part of our distributors to renew the agreements.  Typically, our distribution agreements do not strictly prevent our distributors from selling products of other companies, including products that may compete with our products, and do not contain minimum sales or marketing performance requirements. As a result, our distributors may give higher priority to products of other companies or to their own products, thus reducing or discontinuing their efforts to sell our products. We may not be able to maintain our existing distribution relationships. If our distributors terminate their relationships with us, we may not be successful in replacing them. In addition, we may need to develop new distribution channels for new products and we may not succeed in doing so.  Any changes in our distribution channels, or our inability to establish distribution channels for new products, will impair our ability to sell our products and result in the loss of revenues.

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

We must manage our anticipated growth effectively in order to maintain and increase profitability.

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

As we grow we may need new or enhanced systems, procedures or controls. For example, at the beginning of 2007, we started implementing a company-wide Oracle ERP system, with a substantial investment of resources, in order to increase the efficiencies of our operations in the fields of finance, operations, customer support and order management. The transition to new systems, procedures or controls, as well as any delay in transitioning to new or enhanced systems, procedures or controls, may seriously harm our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis.

Our international sales may expose us to additional risks

        We currently offer our products in over 40 countries in addition to the United States. In fiscal years 2008 and 2009 our sales outside the Americas represented approximately 75% and 73%, respectively, of our total sales. Our international business activity involves varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks, among others, may include: the possibility of unfavorable circumstances arising from host country laws or regulations, including unexpected changes of interpretations thereof; partial or total expropriation; export duties and quotas; local tax exposure; insurrection or war; and differences in business practices.  For example, we are required to comply with European Union Directives with respect to product quality assurance standards and environmental standards. In 2006, we were required to modify certain of our products in order to comply with Directive 2002/95/EC on Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (known as the “RoHs Directive”), which requires products sold in Europe to meet certain design specifications. We incurred costs and expenses and were required to spend management time and resources in the redesign of our products to meet the RoHs Directive. We are currently in compliance with the RoHs Directive.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A large portion of our expenses, principally salaries and related personnel expenses, are paid in New Israel Shekels (“NIS”), whereas most of our revenues are generated in dollars and partially in Euros. We witnessed a weakening of the NIS against the dollar during most of 2009, which decreased the dollar value of our expenses in Israel during 2009. Should the NIS increase its strength in comparison to the dollar, the dollar value of these expenses will increase, and our results of operations will be adversely affected.

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

We rely on third-party assembly and manufacturing vendors to provide our finished products. If such vendors are not able to provide us with adequate supplies of the products, we may not be able to deliver sufficient quantities of our products to satisfy demand, or may have a delay in fulfilling orders.

We rely on USR Technologies and Electronics (2003) Ltd. (“USR”) to supply us with Radware's legacy products. In 2010, we have also started manufacturing small quantities of the Alteon platform with USR.  In addition, we rely on Nexcom International Co. Ltd. (“Nexcom”), to provide us with our new OnDemand Switch platforms. We have also executed an agreement with Sanmina SCI Corporation ("Sanmina") for the production of our Alteon product line. In 2009, we used USR, Sanmina and Nexcom to manufacture our products, purchasing approximately 24%, 15% (including indirect purchases through Nortel as per our agreement with Nortel and Sanmina) and 61% of our products, respectively, from each of those manufacturers. If we are unable to continue to acquire those products from those manufacturers on acceptable terms, or should any of these suppliers cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period.

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

Our profitability could suffer if third parties infringe upon our intellectual property rights or misappropriate our technologies and trademarks for their own businesses.  Our success depends upon the protection of our proprietary software installed in our products, our trade secrets and our trademarks.  To protect our rights to our intellectual property, we rely on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others.  In the United States and several other countries, we have registered (or acquired through our acquisitions) trademarks. In addition, we have registered patents in the United States and we also have pending patent applications and provisional patents in connection with several features used in our products. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.  Failure to adequately protect our intellectual property could devalue our proprietary content and impair our ability to compete effectively. Furthermore, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.

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

We currently have non-competition agreements with most of our employees. These agreements prohibit our employees, in the event they cease to work for us, from directly competing with us or working for our competitors for a limited period after termination of employment.  The laws of the U.S., Israel and other countries in which we have employees, may limit or prohibit our ability to enforce these non-competition agreements, or may allow us to enforce them only to a limited extent. In the event that we are unable to enforce any of these agreements, competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.

Some of our deposits and other investments may be in excess of insured limits and are not insured in other jurisdictions.

The majority of our cash and cash equivalents, and short-term and long-term bank deposits are invested in banks in the United States and in Israel. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured.  If one or more of these financial institutions were to become insolvent, the loss of these investments would have a material adverse effect on our financial condition.

We are subject to certain tax audits, which could adversely affect our financial condition.

We operate our business in various countries, and accordingly attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world. In particular, the Israeli Tax Authority (the “ITA”) is currently examining our income tax returns for the years 2004-2006. The ITA has issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 39.5 million (equating to approximately $10.7 million) with respect to these years, including interest as of the assessment date. The Company appealed such assessment. Following the Company's appeal, the ITA has one year to perform re-examination with a new team. There can be no assurance that the ITA will accept the Company's positions on the matters raised and an order may be issued.

Risks Related to the Market for Our Ordinary Shares

Three shareholders may exert significant influence in the election of our directors and over the outcome of matters requiring shareholder approval.

As of April 10, 2010, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned 16.9% of our ordinary shares outstanding and Yehuda Zisapel’s son, Roy Zisapel, our Chief Executive Officer, President and director, beneficially owned approximately 4.6% of our ordinary shares outstanding (see “Item 6E – Directors, Senior Management and Employees - Share Ownership”).  Additionally, Yehuda Zisapel’s brother, Zohar Zisapel, beneficially owns 6.4% of our outstanding ordinary shares (See “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders”). As a result, these shareholders, who do not have a voting agreement, may exert significant influence in the outcome of various actions that require shareholder approval, such as the election or removal of our directors and the approval or rejection of a merger and similar corporate transactions.

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

For our 2009 taxable year, the average percentage of our passive assets to the fair market value of our total assets was slightly below 50%.  Therefore, we believe that we should not be classified as a PFIC for 2009. However, there can be no assurance that the Internal Revenue Service (IRS) will not challenge this treatment and it is possible that the IRS will attempt to treat us as a PFIC for 2009 and possibly prior taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets, and the future price of our ordinary shares which are all relevant to this determination of whether we are classified as a PFIC. Accordingly, there can be no assurance that we will not become a PFIC in 2010 or in subsequent taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report entitled “Item 10 – Additional Information – Taxation — United States Federal Income Tax Considerations.”

We do not intend to pay cash dividends.

Our policy is to retain earnings for use in our business and, for this reason, we do not intend to pay cash dividends on our ordinary shares in the foreseeable future.

Our share price has decreased significantly in the past and could continue to fluctuate and further decrease in the future.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price decreased significantly during 2008 and recovered during 2009 and the beginning of 2010. The highest closing price of our shares, as reported by the NASDAQ, during the first quarter of 2010 was $22.31 (previously our share price reached similar levels in mid 2005), compared to the lowest closing price of $4.99 during 2008. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly and further decrease, such as:

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

Some of our directors, officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army.  They may also be further subject to being called to active duty at any time under emergency circumstances. Directors, officers, and key employees falling within these requirements include Roy Zisapel, our Chief Executive Officer and President and Amir Peles, our Chief Technical Officer. Our operations could be disrupted by the absence, for a significant period, of one of more of these officers or other key employees due to military service, and any disruption in our operations could harm our business.  The full impact on our workforce or business if some of our officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

The change in the exchange rate between the New Israeli Shekel against the U.S. dollar and/or the U.S. dollar against the Euro and other currencies is volatile, and may negatively impact our costs.

The majority of our revenues worldwide are denominated in U.S. dollars or are dollar-linked. Our sales to most European countries are in Euros. The substantial portion of our expenses is incurred in U.S. dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies, mainly in Israel - in NIS, in Europe - in Euros and in Asia-Pacific - in several local currencies. If the NIS increases in value relative to the dollar, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In addition, if the Euro increases in value relative to the dollar and sales in Euros do not exceed expenses incurred in Euros, the dollar cost of our operations in Europe will increase and our operating profit will be adversely affected. If the Euro decreases in value relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit will be negatively affected as a result of a decrease in the dollar value of our sales. If the dollar decreases in value relative to Chinese, Indian, Australian and/or Japanese currencies, the dollar cost of our operations in Asia-Pacific will increase and our operating profit will be negatively affected. For example, during 2008, the average value of the dollar decreased in relation to the NIS and Euro. As a result, during 2008, we had an increase in expenses which was partially offset by the increase we had in our sales due to the fact that our sales to most European countries are also denominated in Euro. We cannot provide assurances that we will not be materially adversely affected by the rate of inflation in Israel or exchange rate fluctuations in the future.

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

ITEM 4.    INFORMATION ON THE COMPANY

A.   History and Development of the Company

Radware Ltd. was organized in May 1996 as a corporation under the laws of the State of Israel and commenced operations in 1997. Our principal executive offices are located at 22 Raoul Wallenberg Street, Tel-Aviv 69710, Israel and our telephone number is 972-3-766-8666. Our website address is www.radware.com.

Information contained on our website does not constitute a part of this annual report.

As of September 1, 1998, we established a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in the Americas and is our authorized representative and agent in the United States.  The principal offices of Radware Inc. are located at 575 Corporate Dr., Lobby 2, Mahwah, NJ 07430 and its telephone number is 201-512-9771. We also have several wholly owned subsidiaries world-wide handling local support and promotion activities.

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

In March 2009, we completed the acquisition of Nortel’s Layer 4-7 application delivery business. See “Item 10C—Additional Information – Material Contracts.”

For a discussion of our capital expenditures and divestitures, see “Item 5B—Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

B.   Business Overview

General

Our target market is: Application Delivery and Network Security. Our products and activity are focused on delivering availability, performance and security to enterprises’ and carriers’ data centers. This market sector is comprised of a few solution domains, among which we focus on two:

•
The Application Delivery solution domain consists of simple load balancing application switches (Layer 4-7) targeted at the medium to large-size business sector for simple applications (SLB); advanced application delivery (ADC) platforms targeted at the medium- to large-size enterprise sector; and wide area network (WAN) optimization controllers (WOC). This domain is also referred to by select industry analysts as the Application Acceleration market. Our Application Delivery product portfolio consists of advanced application delivery platforms, which offer, in addition to Layer 4-7 switching, benefits in terms of business continuity and resiliency, agility, and efficiency by optimizing the delivery of applications across IP and web-based networks. Among others, our products offer sophisticated features, including Web application firewall, extensible Markup Language (XML) validation, Session Initiation Protocol (SIP) Load Balancing, Application Program Interfaces (APIs), content transformation, etc. that are designed to meet complex networking infrastructure and data center demands; and

•
The Network Security solution domain is more diffuse and consists of firewall/Virtual Private Networks (VPN), Unified Threat Management (UTM), intrusion detection systems, intrusion prevention systems, network behavioral analysis (NBA) systems and Secure Sockets Layer/ Internet Protocol Security (SSL/IPSec) VPN appliances. Our proprietary offering to this domain focuses on network intrusion prevention and attack mitigation systems, which are in-line devices that monitor network and/or system activities for malicious or unwanted behavior and can react, in real-time, to block or prevent those activities.

We develop, manufacture and market integrated networking solutions that allow our enterprise and carrier customers to deliver their mission critical applications successfully between data centers and remote locations, over all critical points in the network. Our solutions, in substantially all situations, include both Application Delivery and Network Security solutions.

Our Application Delivery and Network Security solutions enable customers to manage their network infrastructure, bypass systems failures, scale their application performance, and secure their Internet protocol (IP) traffic.  In addition our solutions enable our customers to pay for the exact capacity they need, eliminate the risks of capacity planning, scale and pay as they grow without having to replace the devices.  Our solutions help customers increase business agility, save capital expenditures and operating expenditures, improve productivity and extract the greatest value from investments in network infrastructures.

Over the years, our products have won a number of awards for performance, including

•	Network Computing (Editor’s Choice)
•	SC Magazine (Recommended Buy Award)
•	Network Computing (Well-Connected)
•	Internet World (Best of Show)
•	PC Magazine (Editor’s Choice)
•	Network Magazine (Product of the Year)

Most recently, we have received the following recognition and/or awards:

•	Internet Telephony Magazine (2009 Excellence Award)
•	Communications Solutions (2008 Product of the Year Award)
•	NGN (2009 Reader’s Trust Award)
•	NGN (2009 Leadership Award)
•	Info Security Products Guide (2009 Global Excellence - Intrusion Prevention Solutions Customer Award)
•	Internet Telephony Magazine (2008 Product of the Year Award)
•	Info Security Products Guide (2009 Finalist, Global Products Excellence Customer Trust Award, Security Solution and IPS)
•	Network Computing Magazine (2009 Finalist, Load Balancing - Product of the Year Award)

All of our products are Underwriters Laboratories (UL) and ISO 9001:2000 Quality of Management compliant and some of our products have also achieved significant industry certification such as:

•	the Common Criteria Evaluation & Validation Scheme (CCEVS) EAL 3 through the National Security Agency (NSA) program; and
•	FIPS 140-2 through the National Institute of Standards (NIST).

In addition, we have been recognized among the top industry players in our respective markets by independent, third-party IT analysts such as Forrester Research, Frost & Sullivan, Gartner, IDC and Yankee Group.

Products, Operating System (OS), Management Tool, Platforms, and Subscription Services

We sell application delivery and network security products (“Devices”) that are delivered on top of a unified hardware switching platforms family (OnDemand Switch series) with various levels of processing power, throughput, port density, and speed depending on selected model. Our products run different configurations of embedded software to deliver features specific to the intended operation of the appliance. Multiple Radware Devices can be managed through our common management tool and dashboard (Apsolute Insite).

Products

Radware's product offering consists of the following product families:

Application Delivery

•       AppDirector® Intelligent Application Delivery Controller (ADC) ensures a reliable, fast and secure delivery of mission critical data center applications, eliminating the costs of application downtime and service degradation while enhancing productivity. AppDirector provides for data center optimization with advanced Layer 4-7 policies and granular packet classification in order to eliminate traffic surges, server bottlenecks, connectivity disconnects and downtime for ensured business continuity. AppDirector also improves the response time of applications with several technologies for web compression, caching, content acceleration, offloading intensive tasks from servers and optimizing bandwidth consumption.

•       Alteon® Application Switch Application Delivery Controller delivers a reliable Layer 4-7 switching & operation simplicity. Built around the patented, distributed processing Virtual Matrix scalable Architecture, these switches provide uncompromising performance and value.  Alteon Application Switch supports local, global and transparent load-balance as well as multi-homing network load-balance and bandwidth management capabilities.  The Alteon 2424-SSL also delivers SSL server offload function.

•       Alteon® Application Accelerator accelerates response time to end users and free server resources, improving user surfing experience through web acceleration techniques such as web compression, sophisticated cache function, delta encoding and offload Web servers processing through SSL encryption and decryption, providing secure and effective SSL processing.

Application Delivery Firewall/Gateway

•       AppXML® provides secure, high-performance XML and web services communications for Service Oriented Architecture (SOA) based mission-critical applications between an enterprise and its business partners

•       AppWall® is a Web application firewall (WAF) appliance that secures Web applications. It enables PCI compliance by mitigating Web application security threats and vulnerabilities to prevent data theft and manipulation of sensitive corporate and customer information. AppWall incorporates advanced, patent-protected Web application security filtering technologies to seamlessly detect threats, block attacks and report events.

Multi-homing solutions

•       LinkProof® manages multiple Wide Area Networks (WAN) and Internet traffic for networks, commonly referred to as multi-homed networks, which access the Internet through multiple connections via several Internet Service Providers, to provide fault tolerant, optimized performance and cost effective WAN connectivity.

Carrier solutions

•      CID - Content Inspection Director® is Radware’s transparent smart redirection and dynamic policy enforcement device is designed to meet contemporary carrier needs. Using a deep packet/flow inspection (DPI/DFI) engine, CID enables carriers and service providers to provide fast time-to-market and value-added service deployments.

•       SIP Director® is a comprehensive SIP-aware application delivery controller for application vendors, telecom equipment manufacturers (TEMs) and system integrators (SIs). SIP director ensures the delivery of a reliable, fast and secure SIP service in a cost effective manner.

Virtual Data Center solutions:

•       Virtual Director™ is an application delivery optimization solution for the virtualized data center providing real-time, dynamic allocation of data center resources based to ensure positive user experience and improved response time. The solution aligns virtual data center operations with business policies while optimizing the use of virtual as well as physical resources to further generate CAPEX and OPEX savings.

•       vAdapter™ is a software appliance run on a  server virtualization infrastructure that ensures that any change in the virtual infrastructure impacting the ADC configuration is automatically synchronized with the ADC in real-time, without manual configuration of the ADC or coding any complex scripts

Network IPS– attack mitigation

•       DefensePro® Intrusion Prevention and Denial of Service (DOS) products protect against worms, bots, viruses, malicious intrusions and Denial of Service attacks at up to 12-Gigabit speeds, preventing attacks in real-time for intrusion prevention and multi-layer application defense.

Real-Time Intelligence

•       Inflight™ is a hardware device that provides online, network-based pervasive monitoring solutions that deliver actionable, real-time business-level events to any back-end analytic system to optimize business processes and ensure compliance.

Central Management Solutions

•       Insite ManagePro™ is an appliance-based management and monitoring system for IT staff to centrally manage distributed devices and check the health, real-time status, performance and security of enterprise-wide application delivery infrastructures.

OnDemand Switch Platforms

Radware’s APSolute product suite is powered by the OnDemand Switch®, the company’s next-generation hardware platform, which provides high performance and on demand throughput and service scalability. Based on its “scale-as-you-grow” approach, no forklift upgrade is required even when there are new business requirements. Customers only pay for the exact capacity currently required. Throughput capacity, application-aware services, or applications acceleration services can be scaled on demand to meet new or changing application infrastructure needs. The advantages to this on demand approach are short-term and long-term savings on CAPEX and OPEX for full investment protection without a compromise on performance.

In the beginning of 2008, we introduced our new generation of hardware platforms, the OnDemand Switch 1 & 2 series, designed for medium and large-sized enterprises and carriers. OnDemand Switch provides expandable throughput from 0-4 Gbps via software license upgrade to meet the ever-changing needs of growing businesses, simplifying the upgrade process and providing investment protection, with on-demand throughput and services scalability, supporting all layer 4-7 network requirements. The OnDemand Switch 1 Series features nominal throughput from 0 to 4Gbps with 4 traffic ports of gigabit Ethernet; the OnDemand Switch 2 Series features nominal throughput from 1-4 Gbps and 16 traffic ports of gigabit Ethernet. In the fourth quarter of 2008, we introduced the OnDemand Switch 3 series, which delivers the same acclaimed on demand, “pay-as-you-grow” software license upgrade capability. The OnDemand Switch 3 Series features scalability and investment protection up to 20Gbps of throughput capacity, high port density including 10GE traffic ports, and dual redundant AC/DC power supply.

During 2009, we released the majority of our products on the OnDemand Switch platforms. This includes the introduction, in late 2009, of the OnDemand Switch VL, which complements our OnDemand Switch offering with the same expandable throughput from 0-4 Gbps via software license, but delivers an enhanced performance.

Our products are compatible with any system that uses the Internet protocol and can operate with various network structures, configurations and operating systems. Our products support a wide variety of IP-based applications, including web services, e-mail, voice, Peer to Peer (P2P), Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), network applications such as Domain Name System (DNS), Remote Authentication Dial-In User Service (RADIUS), Dynamic Host Configuration Protocol (DHCP), mobile value added services such As short Message Service (SMS), Multi Media Message Service (MMS), Wireless Application Protocol (WAP), and many others.

Operating System (APSolute OS)

APSolute OS is a modular operating system for our products.  Users can define classes of traffic and policies for how network resources should handle that traffic based on any combination of network, application, content and user information. APSolute OS service modules (each as described below), which are available on our hardware products, include: Application – Smart Classification and Flow Management, Health Monitoring and Failure Bypassing, Traffic Redirection, Bandwidth Management, Application Acceleration, Intrusion Prevention and DoS Protection.  With APSolute OS, enterprises and carriers can address existing and emergent application service requirements across server farms, security and connectivity layers.

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
APSolute OS Health Monitoring and Failure Bypassing continuously checks all network resources detecting failures in real-time and automatically redirecting traffic to the highest performing resources to bypass failures and guarantee high application availability and continuous operations.

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
Identifies and stops debilitating Denial of Service, Distributed Denial of Service (DDoS), and Structured Query Language (SQL) injections and protocol/traffic anomalies, protecting the network from service failures and downtime.  Using advanced technologies including behavior-based analysis, APSolute OS DoS Protection automatically detects abnormal requests and thwarts network attacks before they undermine server operations, all the while ensuring secure traffic operations for uninterrupted service continuity.

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

In 2009, approximately 27% of our sales were in the Americas (principally in the United States), 33% were in EMEA (Europe, Middle East and Africa) and 40% in Asia-Pacific, compared to 25%, 32% and 43%, respectively, in 2008, and 28%, 33% and 39%, respectively, in 2007. Other than the United States and China, no single country accounted for more than 10% of our sales for 2009.

In 2009, approximately 60% of our sales derived from product sales and 40% derived from service sales, compared to approximately 63% and 37%, respectively, in 2008 and approximately 67% and 33%, respectively, in 2007. For the years ended December 31, 2009, 2008 and 2007, no single customer accounted for more than 10% of our sales. As of December 31, 2009 and 2008, no single customer represented more than 10% of the trade receivables balance.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see Item 5A – Operating and Financial Review and Prospects – Operating Results.

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

Sales and Marketing

Sales.  We market and sell our products primarily through an indirect sales channel that consists of distributors and resellers located in North America, Europe and Asia. In addition, we generate direct sales to select customers mainly in the United States. Our sales channels are supported by our sales managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2009, we employed a total of 39 sales managers and sales staff in the Americas with locations in various states. We also employed 89 sales managers and sales staff based in the rest of the world, who are responsible for developing and maintaining distribution channels outside the Americas. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

Marketing Strategy.  Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality Application Delivery and Network Security solutions to help drive demand for our products.  We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our sales force and marketing efforts are principally directed at developing brand awareness, generating demand and providing support to our distributors/resellers to promote sales. We participate in major trade shows, regionally-based events/seminars and offer support to our distributors and resellers who participate in these events. We also invest in online and search engine advertising campaigns, global public relations and regionalized field marketing campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, value added resellers and other companies that have formed strategic alliances with us.

We have entered into co-marketing arrangements with companies in other complementary sectors, in order to broaden our customer base by selling joint solutions comprised of such complementary products. As an example, an applications vendor could sell our AppDirector® to its customers in conjunction with its application in order to load-balance and optimize the application performance. Such co-marketing arrangements include: ArcSight Inc; Comverse; Hewlett Packard Company; IBM, Inc.; InfoSys Technologies Ltd; Microsoft Corporation; Oracle Corporation; Riverbed Technology Inc.; SAP AG.; Juniper Networks, Inc. and VMWare, Inc. However, there is no assurance that the above co-marketing and strategic alliance agreements would result in a substantial increase in our revenues.

Strategic Alliances and Original Equipment Manufacturer Agreements.  We have entered into strategic alliances and original equipment manufacturer (OEM) agreements with other software and hardware vendors, as well as mutual channel information sharing arrangements. We believe that these companies have significant customer relationships and offer products which complement our products. The products are usually branded with our name. These agreements are standard distributor agreements, purchase agreements, OEM agreements or other specific agreements. We plan to further invest in the development of strategic alliances in order to provide greater access to our target markets and enhance our brand name. We have also entered into OEM agreements with several software vendors, in which we incorporate such vendors’ software into our products to create additional value to our customers.

Technical Management

Our technical team, which consisted of 141 employees worldwide as of December 31, 2009, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products.  In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically get new software versions of their products and obtain optimized performance by purchasing any of the following five optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third party contractors.

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

As of December 31, 2009, our research and development staff consisted of 181 employees and 72 subcontractors. Research and development activities take place mainly at our facilities in Israel, in Bangalore India and in North Carolina. We employ established procedures for the requirement management, development and quality assurance of our new product developments. Our research and development organization is divided into Security, Application Delivery and Management groups. Within those groups the organization is divided according to our existing products.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to the Chief Operating Officer.

Manufacturing and Suppliers

Our quality assurance testing, packaging and shipping operations as well as part of our final assembly activities are primarily performed at our facility in Jerusalem, Israel.

We rely on third-party manufacturing vendors to provide our finished products. In this respect Nexcom and Sanmina provide us with assembly services in order to deliver the finished goods while we perform the final assembly of the products provided by USR. All components and subassemblies included in our products are supplied to USR, Nexcom and Sanmina by several suppliers and subcontractors. Each of USR, Nexcom and Sanmina monitors each stage of the components production process, including the selection of components and subassembly suppliers. Thereafter, each of Nexcom and Sanmina make the final assembly in their own facility while we perform the final assembly of the products provided by USR in our facilities in Jerusalem. USR is ISO 9002 certified and Nexcom and Sanmina are ISO 9001 certified, indicating that each of their manufacturing processes adhere to established quality standards.

USR supplies us with Radware's legacy products. In 2010, we have also started manufacturing small quantities of Alteon platform with USR. In addition, we rely on Nexcom to provide us with our new OnDemand Switch platforms. We have also executed an agreement with Sanmina for the production of our Alteon product line.

In 2009, we used USR, Sanmina and Nexcom to manufacture our products, purchasing approximately 24%, 15% (including indirect purchases through Nortel as per our agreement with Nortel and Sanmina) and 61% of our products, respectively, from each of those manufacturers. If we are unable to continue to acquire those products from those manufacturers on acceptable terms, or should any of these suppliers cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, although we believe we have levels of inventory that will assist us to transition to alternate suppliers smoothly.

Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology.  We have a policy that requires our employees to execute employment agreements, including confidentiality and non-compete provisions.

We have registered trademarks, among others, for “Radware®”, “APSolute®”, “Web Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®”, “CID – Content Inspection Director®”, “SIP Director®”, “AppDirector®”, “AppXcel®”, “SecureFlow®”,  “AppXML®”, “OnDemand Switch®”, “AppWall®”, “Apsolute Insite®”, and “Alteon®” and we have trademark applications pending for “Uplink™”, “Virtual Director™”, “APSolute Vision™” and “vAdapter™”.  We do not currently own any registered copyrights.

We have registered patents in the United States for our triangle redirection method used for the global load balancing in our AppDirector product, for our mechanism for efficient management and optimization of multiple links used in our LinkProof product, for our method for load balancing by global proximity used in our AppDirector product, for our method for controlling traffic on links between autonomous BGP systems, for our passive monitoring and event detection mechanisms used for business event monitoring in our Inflight product, for the behavioral analysis and detection of attack patterns in our DefensePro product and for our HTTP flood mitigation mechanism in our DefensePro. As part of the Alteon Acquisition from Nortel we have acquired additional patents for a geographically based traffic distribution, a generic proximity based site selection for global load balancing, an internal hardware connectivity plane architecture, and a specific proximity based site selection for global load balancing of HTTP transactions implemented in our Alteon products. We have pending patent applications and provisional patents in connection with several methods and features used in our products. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged.  In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive.  Our competitors may be able to design around a patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

Our principal competitors are:

•	in the Application Delivery solutions market: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc. and Brocade Communications Systems, Inc. (Foundry Networks, Inc.); and

•
in the Network Security space, with respect to our Intrusion Prevention Systems, Juniper Networks, Inc., 3Com Systems, Inc. (TippingPoint Technologies Inc.), McAfee, Inc., Sourcefire, Inc., and IBM Corporation (Internet Security Systems).

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

Government Regulations

Environmental Regulations

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. The “RoHs” Directive requires products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances.  Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive) requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products. We are currently in compliance with the RoHs and WEEE regulations.

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

C.   Organizational Structure

We have a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in America.  We also have subsidiaries in Australia, France, Germany, the United Kingdom, Italy, Japan, Singapore, Korea, Canada and India. An additional subsidiary of ours is Covelight Systems, Inc., acquired in April 2007 and located in the United States. We have also established representative offices in China and Taiwan. All of our subsidiaries are wholly-owned. Our subsidiaries include:

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

Yehuda Zisapel, one of our co-founders and shareholders, is the Chairman of our Board of Directors and the father of our Chief Executive Officer and President, Roy Zisapel.  Individually or together with his brother, Zohar Zisapel, who is also one of our shareholders, Yehuda Zisapel is also a founder, director and/or principal shareholder of several other companies which, together with our Company and our subsidiaries listed above, are known as the RAD-Bynet Group. These companies include, among others:

AB-NET Communications Ltd.	Ceragon Networks Ltd.	WISAIR Inc.
BYNET Data	Commex Technologies Ltd.	Sanrad Inc.
Communications Ltd.	Internet Binat Ltd.	RADLive Ltd.
BYNET Electronics Ltd.	Packetlight Networks Ltd.	RADView Software Ltd.
BYNET SEMECH (outsourcing) Ltd.	RAD-Bynet Properties and Services (1981) Ltd.	RADVision Ltd.
Bynet Software Systems Ltd.	RADCOM Ltd.	RADWIN Ltd.
Bynet System Applications Ltd.	RAD Data Communications Ltd.	Silicom Ltd.
Chanellot Ltd.	Radiflow Ltd.	Radbit Computers, Inc.

The RAD-Bynet Group also includes several other holdings, real estate companies, biotech and pharmaceutical companies. The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

In addition to engaging in other businesses, members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products. See also “Item 7B – Major Shareholders and Related Party Transactions - Related Party Transactions”.

D.   Property, Plants and Equipment

We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and North Carolina in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $3.5 million for 2009.

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

In addition, we lease approximately 6,300 square feet of space in Jerusalem for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. The lease expires in February 2011. We also sublease approximately 6,500 square feet for warehousing in Jerusalem from an unaffiliated company. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.”

The aggregate annual rent for the premises in Israel for 2009 was approximately $1,409,000 compared to $1,439,000 in 2008.

Other locations. In the United States, we lease approximately 14,838 square feet of property, consisting of approximately 10,600 square feet of office space and 4,300 square feet of warehouse space, in Mahwah, New Jersey from a company owned by Yehuda and Zohar Zisapel.  The lease for such property is set to expire in April 2011. For more information see – “Item 7 - Major Shareholders and Related Party Transactions.”

We lease approximately 6,881 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in September 2012. In addition, we lease facilities for the operation of our subsidiaries and representative offices in several locations in Europe and Asia-Pacific, all from unrelated third parties.

The aggregate annual rent for our premises located outside Israel was approximately $2,104,000 in 2009 compared to $2,132,000 in 2008.

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

A.   Operating Results

Overview

General. We are a provider of integrated application delivery and network security solutions, assuring availability, performance and security of business critical networked applications. We began selling our products in 1997, and currently have local offices, subsidiaries or branches in 13 countries in Asia-Pacific, Europe and the Americas.

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

2009 Highlights. On March 31, 2009, we acquired from Nortel certain assets and liabilities related to Nortel’s Layer 4-7 Application Delivery Business (Alteon), which included inventory, property and equipment, warranty and support service liabilities, and intangible assets including customer relationships, brand name, developed technology, in-process research and development and goodwill. This acquisition was strategic to the Company, aimed at broadening our products lines, customers and installed base and subsequently contributed to an increase in our sales. The total consideration for the Alteon Acquisition was $18,022,000.

Sales in 2009 were $108.9 million, an increase of 15% compared with sales of $94.6 million in 2008. This increase continues the trend of sequential increase in sales, year over year, since our inception. This increase was due to our sales of Alteon products following the acquisition in March 2009. Although during the first quarter of 2009 our revenues from products other than the Alteon products decreased compared to the first quarter in 2008, starting the second quarter of 2009 our revenues from those products increased in comparison to the respective quarters in 2008. Annually, revenues from products other than the Alteon products in 2009 remained flat compared to revenues in 2008, despite a 21% decline in the Layer 4-7 (application delivery) market in the same period as indicated by IDC, and a flat growth rate in 2009 in the Intrusion Prevention sector, as indicated by Gartner.

Our operating expenses decreased in 2009 to $92.7 million, from $104.0 million in 2008. Research and development expenses decreased in an amount of $2.7 million, selling and marketing expenses decreased in an amount of $8.5 million and general and administrative expenses decreased in an amount of $0.1 million.

The decrease in our operating expenses in 2009 was primarily due to reduced salary costs (due to changes in headcount and reduced salary levels), as further described below; due the impact of the strengthening of the U.S dollar compared to the NIS, the Euro and other currencies, which reduced the U.S. dollar value of our operating expenses in Israel, in Europe and in some countries in Asia-Pacific; and due to additional cuts in other expenses as indicated in the following paragraphs.

Following the Alteon Acquisition, we began to gradually increase headcount, mainly in Research and Development (R&D) personnel in India. Our average headcount in 2009 was 593 persons, including 55 subcontractors, compared to 572 employees in 2008. Though our average number of employees and subcontractors has increased, the employees' related costs have decreased in 2009 compared to 2008, due to the change in the geographical split of our employees and the different average cost per employee for each region.

The significant improvement in our operating results resulted also in net cash generated from operations in 2009 in an amount of $14.4 million, compared to net cash used for operations in an amount of $9.7 million in 2008.

Outlook. In 2010, we intend to increase our investments in developing new products and enhancing existing products, to support continued growth in our sales and enhancement of market acceptance for our offerings, including in the Alteon product line.

According to IT analyst estimations, starting in late 2008 and lasting through much of 2009, the overall market’s IT spending decreased due to real estate and financial issues globally which led to a recessionary period. More specifically, it is estimated that the worldwide datacenter layer 4-7 switch manufacturing revenues for 2009 only brought the market back to 2006 levels, estimated by IDC at a total of $840 million for 2009. This represents a 21% market decline compared to 1.068 billion for 2008. For the Layer 4-7 sector, worldwide market revenue is estimated by IDC to increase to $905.7 million during 2010. In the Intrusion Prevention sector of the network security market, the market according to Gartner was almost flat in 2009 with $903 million in vendor revenues compared to $899 million in 2008, with 2010 expected to total only $1.18 billion globally.

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

Our management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Reserve for product return and stock rotation;

•	Accounting for doubtful accounts;

•	Impairment of marketable securities;

•	Inventory valuation;

•	Goodwill;

•	Realizibility of long-lived assets;

•	Stock-based compensation; and

•	Income taxes.

Revenue Recognition.  The Company and its subsidiaries generate revenues from selling their products and post-contract customer support through distributors and resellers, all of which are considered end-users. In North America (and rarely in the rest of the world), the Company also generates revenues from direct sales to select end-users.

Revenues from product sales are recognized when delivery has occurred, persuasive evidence of an agreement exists, the fee is fixed or determinable, no further obligation exists and collectability is probable.

Revenues in arrangements with multiple deliverables are recognized under the “residual method” when Vendor specific objective evidence (“VSOE”) of fair value exists for all undelivered elements, no VSOE exists for the delivered elements, and all other revenue recognition criteria are satisfied. VSOE for post-contract customer support is determined based on the price when it is sold separately in similar arrangements. The price may vary in the territories and vertical markets in which the Company conducts business, and as such we have established a few groups to determine VSOE. The different groups are based on different criteria. Price is determined by using a consistent percentage of the product price.

Revenue derived from post-contract customer support, which represents mainly software subscription, unit replacement and repair services, which is not considered essential to the functionalities of the product, is recognized ratably over the contract period, which is typically one year to three years.

Reserve for Product Returns and Stock rotation.  In some instances, product revenue from distributors is subject to agreements allowing rights of return and stock rotation. Product returns and stock rotations are estimated based on historical experience and are recorded at the time revenues are recognized. Accordingly, we reduce recognized revenue for estimated future returns and stock rotations at the time revenue is recorded. When rights of return are present and we cannot estimate returns, revenue is recognized when such rights lapse. The estimates for returns and stock rotations are adjusted periodically based upon changes in historical rates and other related factors. It is possible that these estimates will change in the future or that the actual amounts could vary from our estimates.

Accounting for Doubtful Accounts. Estimates are used in determining our allowance for doubtful accounts and are based upon an assessment of selected accounts and as a percentage of our remaining accounts receivable by aging category. In determining these percentages, we evaluate historical write-offs, current trends in the credit quality of our customer base, as well as changes in the credit policies. We perform ongoing credit evaluations of our customers’ financial condition and do not require any collateral. If there is deterioration of a major customer’s credit worthiness or actual defaults are higher than our historical experience, our allowance for doubtful accounts may not be sufficient.

 Impairment of Marketable Securities. All our marketable securities are classified as available-for-sale securities. We assess our available-for-sale marketable securities on a regular basis for other-than-temporary impairment. Pursuant to accounting guidance effective April 1, 2009, if we have a security with a fair value less than its amortized cost and we intend to sell the security or it is more likely than not we will be required to sell the security before it recovers, other-than temporary impairment has occurred and we must record the entire amount of the impairment in earnings. If we do not intend to sell the security or it is not more likely than not we will be required to sell the security before it recovers, we must estimate the net present value of cash flows expected to be collected. If the amortized cost exceeds the net present value of cash flows, such excess is considered a credit loss and other-than-temporary impairment has occurred. The credit loss component is recognized in earnings and the residual portion of the other-than-temporary impairment is recorded in other comprehensive income. The determination of credit losses requires significant judgment and actual results may be materially different than our estimate. We consider the likely reason for the decline in value, the period of time the fair value was below amortized cost, changes in and performance of the underlying collateral, the ability of the issuer to meet payment obligations, changes in ratings and market trends and conditions. Prior to April 1, 2009, other-than-temporary impairment was recorded based on similar factors, as well as our intent and ability to hold until recovery of loss. Any decline deemed other-than-temporary was recognized in earnings. During 2008 and 2009 we have not recorded other-than-temporary impairment on our marketable securities.

Inventory Valuation.  At each balance sheet date, we evaluate our inventory balance for excess quantities and obsolescence.  This evaluation includes an analysis of sales levels by product and projections of future demand. In addition, we write off inventories that are considered obsolete.  Remaining inventory balances are adjusted to the lower of cost or market value.  If future demand for our old or new products, or market conditions are less favorable than our projections, inventory write-downs may be required and would be reflected in cost of sales for such period. During 2008 and 2009 we performed inventory write-offs in a total amount of $0.6 million and $1.1 million, respectively, mainly in connection with slow-moving items and discontinued products.

Goodwill. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment annually on December 31st and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with Accounting Standards Codification ("ASC") 350 “Intangibles – Goodwill and other”. Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market equity capitalization. If the carrying value of a reporting unit exceeds its fair value, we then calculate the goodwill's implied fair value by performing a hypothetical allocation of the reporting unit's fair value to the underlying assets and liabilities, with the residual being the implied fair value of goodwill. This allocation process involves using significant estimates; include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and assumptions about the future deployment of the long-lived assets of the reporting unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. Our most recent annual goodwill impairment analysis, which was performed during the fourth quarter of 2009, did not result in an impairment charge.

Realiziblity of long-lived assets. We are required to assess the impairment of tangible and intangible long-lived assets, subject to amortization, under ASC 360 “Property, Plant and Equipment”, on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets.

As of December 31, 2008 an impairment loss of approximately $2.0 million was recorded in connection with the acquired technology of Covelight, included in costs of revenues. As of December 31, 2009 no impairment loss was recorded.

Stock-based compensation. We account for equity-based compensation in accordance with ASC 718 ”Compensation – Stock Compensation”. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model.  The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use historical behavioral patterns rates of employee groups by job classification. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. In case of grants having complex vesting terms, such as market condition, we use other models, such as the lattice model.

 Income Taxes. We are subject to income taxes in Israel, the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 ”Income Taxes" we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalty.

 Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2009 and 2008 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 12 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

2009 Results of operations

Our operating results in 2009 improved compared to 2008, resulting in an operating loss of $7.1 million compared to $31.0 million in 2008. The improvement is due to both an increase in sales and decrease in costs. Our results for the first half of 2009 were affected from the global recession and from the slow down in the IT market spending and we continued to incur net losses. In the second half of 2009 we returned to profitability, as a result of increased revenues and tight expenses control.

The following table sets forth, for the periods indicated, certain financial data concerning our operating results in thousands of dollars:

	2007	2008	2009

Revenues:
Products	$59,422	$59,678	$65,021
Services	29,209	34,903	43,883
	88,631	94,581	108,904
Cost of revenues:
Products	13,133	15,143	16,609
Services	5,895	6,431	6,666
	19,028	21,574	23,275
Gross profit	69,603	73,007	85,629
Operating expenses:
Research and development, net	23,515	28,357	25,674
Sales and marketing	57,977	63,591	55,130
General and administrative	7,114	12,066	11,930
Total operating expenses	88,606	104,014	92,734
Operating loss	(19,003)	(31,077)	(7,105)
Financial income, net	7,420	3,612	1,987
Loss before income taxes	(11,583)	(27,395)	(5,118)
Income taxes	(428)	(3,627)	(818)
Net loss	$(12,011)	$(31,022)	$(5,936)

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	2007	2008	2009
Revenues:
Products	67%	63%	60%
Services	33	37	40
	100	100	100
Cost of Revenues:
Products	15	16	15
Services	6	7	6
	21	23	21
Gross profit	79	77	79
Operating expenses:
Research and development, net	27	30	23
Sales and marketing	65	67	51
General and administrative	8	13	11
Total operating expenses	100	110	85
Operating loss	(21)	(33)	(6)
Financial income, net	8	4	2
Loss before income
Taxes	(13)	(29)	(4)
Income taxes	(1)	(4)	(1)
Net loss	(14)%	(33)%	(5)%

We operate in one reportable market segment. Our revenues are attributed to geographic areas based on the location of the end-users. Following is the breakdown of the Company’s total revenues by geographical distribution both in U.S. dollars and as a percentage of total revenues for the years ended December 31, 2007, 2008 and 2009:

	Year Ended December 31,
	2007		2008		2009
	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)
North, Central and South America (principally the United States)	24,368	28%	23,715	25%	29,704	27%

EMEA (Europe, the Middle East and Africa)	29,412	33%	29,836	32%	36,226	33%

Asia-Pacific	34,851	39%	41,030	43%	42,974	40%
Total	88,631	100%	94,581	100%	108,904	100%

Revenues.  Our revenues are derived from sales of our products and from sales of post-contract customer support through our Certainty Support program.  We generally recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectability is probable.  Post-contract customer support, which represents mainly software update subscriptions, help-desk support and unit repairs or replacements, is recognized ratably over the contract period.

Cost of Sales. Cost of sales refers to both products and service revenues and consists primarily of the cost of circuit boards and other components required for the assembly of our products, salaries and related personnel expenses for those engaged in the final assembly and in providing maintenance service of our products, amortization of acquired technology and other overhead costs. Most of our cost of sales expenses are not fixed costs and are directly related to our revenues.

Research and Development Expenses, net.  Research and development expenses consist primarily of salaries and related personnel expenses, costs of subcontractors and prototype expenses related to the design, development, quality assurance and enhancement of our products, and depreciation of equipment purchased for the development and testing processes. All R&D costs are expensed as incurred.  We believe that continued investment in R&D is critical to attaining our strategic product objectives.

Marketing and Selling Expenses.  Marketing and selling expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales and marketing of our products, operational costs of our offices which are located outside Israel and are engaged in the promotion, marketing and support of our products, in addition to the related trade shows, advertising, promotions, web site maintenance and public relations expenses, and amortization of intangible assets.

General and Administrative Expenses.  General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs and other general corporate expenses.

Stock-based compensation. Our expenses also include amortization of stock-based compensation, which is allocated among cost of sales, research and development expenses, marketing and selling expenses and general and administrative expenses, based on the division in which the recipient of the option grant is employed.  The stock-based compensation is amortized to operating expenses over the requisite service period of the individual options.

Financial Income, Net.  Financial income, net consists primarily of interest earned on short-term and long-term bank deposits, and of amortization of premiums, accretion of discounts and interest earned on investment in marketable securities of proceeds from the issuance of our ordinary shares to the public, from the exercise of options to purchase our ordinary shares, from cash generated from our operations and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Taxes. Israeli companies are generally subject to corporate tax on their taxable income at the rate of 26% for the 2009 tax year. However, we have established an approved enterprise program, which is eligible for the tax benefits, described below under the heading “Corporate Tax Rate”. These benefits result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income.  The tax rate depends upon the percentage of our income derived at that time from the approved enterprise program.  The tax benefits depend on our meeting the requirements of the approved enterprise program and there is no assurance we will be able to obtain such benefits. In addition, we and our U.S. subsidiary have carry-forward tax losses to offset against future taxable profit. We provided a full valuation allowance with respect to these carry-forward tax losses due to uncertainty in its future utilization.  Two other subsidiaries of ours also have carry-forward tax losses to offset against future taxable profit. We have recorded a deferred tax asset in relation to these carry-forward tax losses of these two subsidiaries and we anticipate that we will utilize part of these tax losses in 2010 and subsequent years. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly. We may incur tax expenses in 2010 which we anticipate to be at a rate of up to 10% of our pre-tax income, assuming we are profitable in 2010.

We operate our business in various countries, and accordingly attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world. In particular, the Israeli Tax Authority (the “ITA”) is currently examining our income tax returns for the years 2004-2006. The ITA has issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 39.5 million (equating to approximately $10.7 million) with respect to these years, including interest as of the assessment date. The Company appealed such assessment. Following the Company's appeal, the ITA has one year to perform re-examination with a new team. There can be no assurance that the ITA will accept the Company's positions on the matters raised and an order may be issued.

Business combinations. On March 31, 2009, we acquired from Nortel certain assets and liabilities related to Nortel’s Layer 4-7 Application Delivery Business (Alteon), which included inventory, property and equipment, warranty and support service liabilities, and intangible assets including customer relationships, brand name, developed technology, in-process research and development and goodwill. The total consideration for the Alteon Acquisition was $18,022,000. Under business combination accounting, the purchase price was valued and allocated by our management, with the assistance of a third party valuation firm, to the identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values. In performing the purchase price allocation, we considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Alteon's products. The fair value of intangible assets was determined by management, based on market participant approach to valuation performed by a third party valuation firm using an income approach and based on estimates and assumptions provided by management. The third-party valuation specialist assisted our management in (i) providing benchmarks and applying economic factors upon which the economical models were developed; and (ii) compiling information regarding similar companies and transactions in our industry in order to evaluate certain economic factors, such as control premium, used in the valuation. See “Item 10C—Additional Information – Material Contracts.”

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues.  Sales in 2009 were approximately $108.9 million, including sales of products of $65.0 million and services revenue of $43.9 million, an increase of approximately 15% compared with sales of approximately $94.6 million in 2008 which included sales of products of $59.7 million and services revenue of $34.9 million. The increase in products sales is attributed to the sales of the Alteon products added to our portfolio following the acquisition, which affected all of our regions. Although during the first quarter of 2009 our revenues from products other than the Alteon products decreased compared to the first quarter in 2008, starting the second quarter of 2009 our revenues from those products increased in comparison to the respective quarters in 2008; Annually, revenues from products other than Alteon products in 2009 remained flat compared to revenues in 2008, despite a 21% decline in the Layer 4-7 (application delivery) market in the same period as indicated by IDC, and a flat growth rate in 2009 in the Intrusion Prevention sector, as indicated by Gartner. Revenues from services increased due to sales of post-contract customer support in relation to the Alteon installed products base. Our revenues in absolute figures have increased in all regions in 2009 compared to 2008; Revenues from the America and EMEA regions have increased at a higher rate than revenues from the Asia-Pacific region, as indicated in the table above.

Cost of Sales.  Cost of sales was approximately $23.3 million in 2009, comprised of $16.6 million as cost of products sales and $6.7 million as cost of services revenue, compared with cost of sales of approximately $21.6 million in 2008 which was comprised of $15.2 million of cost of products sales and $6.4 million as cost of services revenue.  Cost of products sales as a percentage of products sales was 25.5% in 2009, compared to approximately 25.4% in 2008. Cost of product sales in 2009 included amortization of intangible assets in the amount of $1.4 million, of which $1.0 million is related to the Alteon Acquisition. Cost of product sales in 2008 included an impairment of intangible asset in an amount of $2.0 million and amortization of intangible assets of $0.8 million. Our cost of product sales as a percentage of product sales, excluding these items represented approximately 23.4% of product sales in 2009, compared to 20.7% in 2008. The increase in cost of products is due to the different mix of products sold during 2009 compared to 2008. As some of our products have stronger performance in terms of data processing and memory capacities, the manufacturing costs for these products are higher, but these higher costs are only partially offset by higher sales prices charged to our customers. Cost of sales related to services as a percentage of service revenues in 2009 was 15.2% compared to 18.4% in 2008. Due to the fact that a major portion of these costs are fixed costs (mainly salaries of technical personnel), the increase in sales did not correlate into the same rate of increase in costs. In addition, renewal service agreements require fewer resources, and as the portion of the renewal support sales increases, the related costs decrease as a percentage of sales.

Research and Development Expenses. Research and development expenses were approximately $25.7 million in 2009, a decrease of $2.7 million or 9.5% compared with research and development expenses of approximately $28.4 million in 2008.

The decrease is primarily attributed to decrease in salary costs of our Israeli R&D employees in an amount of $1.4 million, due to the strengthening of the U.S. dollar against the NIS during 2009 compared with 2008. In addition, though the number of our R&D employees and subcontractors throughout the world increased in 2009, $0.5 million of the decrease in R&D expenses is attributed to net change in salary costs, as a result of changes in the geographical mix of our R&D employees and subcontractors, which affected the average cost per R&D employee. Approximately $0.8 million of the decrease is attributed to decrease in stock-based compensation expenses, as explained below. Excluding the exchange rates effect, we expect our R&D expenses in 2010 to be higher than in 2009, mainly due to costs related to recruitment of additional employees and subcontractors.

Sales and Marketing Expenses.  Sales and marketing expenses were approximately $55.1 million in 2009, a decrease of $8.5 million or 13.3% compared with sales and marketing expenses of approximately $63.6 million in 2008. Intangible assets amortization expenses in 2009 increased in an amount of $1.8 million, from $0.1 million in 2008 to $1.9 million in 2009, due to the amortization of acquired intangible assets in relation to the Alteon Acquisition. Sales and marketing expenses, excluding these amortization expenses, decreased in an amount of $10.3 million. An amount of $2.6 million of the decrease is attributed to lower average number of sales, technical support and marketing employees, in Asia-Pacific and in the U.S., and change in the geographical split of our sales team in each region which resulted in cheaper salary and overhead costs in 2009 compared to 2008. An amount of $1.4 million of the decrease is attributed to the strengthening of the U.S. dollar compared to the Euro, the NIS and the British Pound, which resulted in lower operational costs of our European branches. An amount of $1.5 million of the decrease is attributed to reduced travel costs, as a result of some saving efforts we made. An amount of $2.5 million of the decrease is attributed to lower marketing spending, mainly on trade shows, events and seminars. An amount of $1.2 million of the decrease is attributed to decrease in stock-based compensation expenses, as explained below. Excluding the exchange rates effect we expect our sales and marketing expenses in 2010 to be higher than in 2009, mainly due to the increase in the number of our employees in the second half of 2009, which will affect the full year 2010, and due to a planned increase in our marketing activity budget in order to promote the Alteon product line.

General and Administrative Expenses.  General and administrative expenses were approximately $11.9 million in 2009, compared with general and administrative expenses of approximately $12.1 million in 2008.  General and administrative expenses in 2009 included stock-based compensation expenses of $2.2 million and Alteon acquisition related expenses in the amount of $2.3 million. General and administrative expenses in 2008 included stock-based compensation expenses in an amount of $4.2 million and an amount of $0.8 million in connection with the termination of the former Chairman of the Board. Disregarding these items, the general and administrative expenses in 2009 totaled $7.4 million, compared to $7.1 million in 2008. This slight increase is attributed to subcontractors' costs incurred in relation with the maintenance of our ERP system in an amount of $0.6 million, which was partially offset by the decrease in salary expenses, due to the strengthening of the U.S. dollar compared to the NIS, in an amount of $0.3 million. Stock-based compensation expenses decreased in an amount of $2.0 million, from $4.2 million in 2008 to $2.2 million in 2009. An amount of $1.4 million of this decrease is attributed to vesting of options in 2008 in connection with the termination of our Chairman of Board. An amount of $0.6 million of this decrease is attributed to the decrease in our average share price in 2008 and 2009, as explained below.

Stock based compensation expenses. Grant date fair values of our equity-based payment awards granted during 2009 and 2008 have decreased compared to fair values of awards granted during 2007 and 2006, due to the decrease in our average share price in 2009 and 2008. Due to the fact that these values are recognized as an expense, based on the accelerated attribution method, over the requisite service period of each award, a large portion of these values is being recognized as an expense in the first two years since grant date of each award, which resulted in lower stock-based compensation expenses in 2009 compared to 2008.

Financial Income, Net.  Financial income, net was approximately $2.0 million in 2009, compared with $3.6 million in 2008. A decrease of $1 million is attributed to lower market prevailing interest rates in 2009 compared to 2008 which resulted in a lower average yield on our investments portfolio of 1.9% in 2009 compared to 2.8% in 2008. An additional decrease of $0.5 million resulted from a decrease of approximately $25.0 million in our average cash balance (including cash, bank deposits and marketable securities) in 2009 compared to 2008 (as a result of the decrease in our cash balance throughout 2008 and of the $18.0 million amount used for the Alteon Acquisition in March 2009).

Income Taxes. Income taxes were approximately $0.8 million in 2009 (in and outside Israel), compared with $3.6 million in 2008. The additional amount in 2008 derived mainly from the valuation allowance provided with respect to deferred tax assets in the amount of $2.7 million, in connection with the uncertainty regarding the future utilization of carry-forward tax losses. Excluding this amount there was no change in our income tax expenses in 2009 compared to 2008.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Revenues.  Sales in 2008 were approximately $94.6 million, including sales of products of $59.7 million and services revenue of $34.9 million, an increase of approximately 7% compared with sales of approximately $88.6 million in 2007 which included sales of products of $59.4 million and services revenue of $29.2 million. The increase in services revenues derives from growth of approximately 5% in our installed products base, covered under active service contracts, during 2008, which enables us to generate increased revenues form service contracts renewals. From a geographical prospective, our revenues from the North America region continued to decline percentage-wise, and represented 25% in 2008 compared to 28% in 2007, though remained the same in absolute figures as in 2007. On the other hand, our revenues from the APAC region in 2008 increased and represent 43% compared to 39% in 2007. Our revenues from the EMEA region declined percentage-wise and represented 32% of our revenues in 2008 compared to 33% in 2007, though remained the same in their absolute figure as in 2007.

Cost of Sales.  Cost of sales was approximately $21.6 million in 2008, comprised of $15.2 million as cost of products sales and $6.4 million as cost of services revenue, compared with cost of sales of approximately $19.0 million in 2007 which was comprised of $13.1 million of cost of products sales and $5.9 million as cost of services revenue.  Cost of products sales as a percentage of products sales was 25.4% in 2008, compared to approximately 22.1% in 2007. During 2008, we assessed whether there had been an impairment of the intangible assets acquired in the acquisition of Covelight. Following this assessment, an impairment charge of approximately $2.0 million was recorded to the cost of sales, in connection with the acquired intangible assets. Disregarding the loss from the impairment of Covelight’s acquired technology and inventory write-offs in an amount of $1.2 million and $0.6 million in 2007 and 2008, respectively, our cost of products sales as percentage of product sales represented approximately 21% of product sales in 2008, a small increase compared to 20% in 2007. As some of the products we offer have stronger performance, the manufacturing costs for these products are higher, but these higher costs are only partially offset by higher sales prices charged to our customers. Cost of sales related to services as a percentage of services revenues in 2008 was 18.4% compared to 20.2% in 2007. Due to the fact that a major portion of these costs are fixed costs (mainly salaries of technical personnel), the increase in sales did not translate into the same rate of costs increase. In addition, renewal service agreements require fewer resources and as the portion of the renewal support sales increases, the related costs decrease as a percentage of sales. As discussed above, during 2008, we identified indicators for impairment and as such we assessed whether there had been an impairment of the intangible assets acquired in the acquisition of Covelight. Following this assessment, an impairment charge of approximately $2.0 million was recorded to the cost of sales, in connection with the acquired intangible assets.

Research and Development Expenses. Research and development expenses were approximately $28.4 million in 2008, an increase of $4.9 million or 21.0% compared with research and development expenses of approximately $23.5 million in 2007.  An increase of $2.2 million is attributed to higher salary expenses of our Israeli R&D employees, due to the devaluation of the U.S. dollar against the NIS during 2008 compared with 2007. An increase of $2.4 million is attributed to higher average number of R&D employees, including subcontractors and consultants which assist and promote certain R&D projects, during 2008 compared to 2007.

Sales and Marketing Expenses.  Sales and marketing expenses were approximately $63.6 million in 2008, an increase of 10.0% compared with sales and marketing expenses of approximately $58.0 million in 2007.  As a percentage of total revenues, the share of sales and marketing expenses increased from 65.4% in 2007 to 67.2% in 2008. The increase of our sales and marketing expenses in 2008 was related mainly to our continued investment in strengthening the sales team in the APAC region, which resulted in additional expenses of $1.5 million, the devaluation of the dollar against the Euro, the NIS and the Asian currencies, especially the Chinese Yuan and Japanese Yen, which resulted in additional expenses of $1.7 million and increased investments in promoting our brand awareness and market acceptance of our products, which resulted in addition expenses of $1.1 million. Stock-based compensation expenses totaled $2.3 million in 2008, compared to $1.9 million in 2007. This increase is attributed mainly to the increase in the average number of employees throughout 2008 compared to 2007.

General and Administrative Expenses.  General and administrative expenses were approximately $12.1 million in 2008, compared with general and administrative expenses of approximately $7.1 million in 2007.  Disregarding stock-based compensation expenses in an amount of $4.2 million in 2008 and $1.3 million in 2007, and expenses related to the former Chairman of the Board in connection with his termination in an amount of $0.8 million in 2008, our general and administrative expenses in 2008 totaled to $7.1 million, compared to $5.8 million in 2007. The increase is attributed mainly to  the increase of salaries expenses, due to the devaluation of the U.S. dollar against the NIS, in the amount of $0.6 million (as most of the general and administrative salaries are paid in NIS) and due to amortization expenses related to our ERP system, in the amount of $0.4 million. Stock-based compensation expenses totaled $4.2 million in 2008 compared to $1.3 million in 2007. The increase is mainly due to expenses in an amount of $1.5 million related to the options granted to our Chief Executive Officer in December 31, 2007 and to accelerated vesting of options in connection with the termination of our Chairman of Board in an amount of $1.4 million.

Financial Income, Net.  Financial income, net was approximately $3.6 million in 2008, compared with $7.4 million in 2007. A decrease in an amount of $2.7 million resulted from lower market prevailing interest rates, which resulted in an average yield on our investments portfolio of 2.8% in 2008 compared to 4.6% in 2007. The decline in our average cash position, including cash, bank deposits and marketable securities, from $159.5 million in 2007 to $146.1 million in 2008, negatively affected our financial income as well, in an amount of $0.6 million. In addition, in 2008 we incurred loss from foreign currency translation differences in an amount of $0.4 million compared to gain in an amount of $0.1 million in 2007.

Income Taxes. Income taxes were approximately $3.6 million in 2008 (in and outside Israel), compared with $0.4 million in 2007. This amount derives mainly from the valuation allowance provided with respect to deferred tax assets in the amount of $2.7 million during 2008, in connection with the uncertainty regarding the future utilization of carry-forward tax losses.

Impact of recently issued Accounting Standards

In October 2009, the FASB issued an update to ASC 605-25, "Revenue recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to; (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated; (2) require an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”); (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. We are currently evaluating the impact of ASC 605-25 on our consolidated results of operations and financial condition.

Impact of Currency Fluctuations

Information required by this section is set forth in “Item 11 – Qualitative and Quantitative Disclosures about Market Risk”, and incorporated herein by reference.

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

Capital expenditures for the years ended December 31, 2007, 2008 and 2009 were approximately $6.7 million, $4.6 million, and $ 5.8 million, respectively.  These expenditures were mainly comprised of machinery and equipment, computers, lab equipment and testing tools, CRM (Customer Relations Module) and ERP systems. During 2008 and 2009 we continued our investment in purchasing and implementing our ERP system which became partially operational during 2007. Additional investments, mainly related to the implementation of the CRM module, took place during 2008 and 2009. We may have additional capital spending consistent with possible growth in our operations, infrastructure and personnel.

Net cash provided by operating activities for the year ended December 31, 2009 was approximately $14.4 million compared to net cash used in operating activities of approximately $9.7 million for 2008 and net cash used in operating activities of approximately $1.1 million for 2007. Net cash provided by operating activities changed in 2009 compared to 2008 primarily due to the significant improvement in our operating results, which resulted in a decrease of $25.1 million in our net loss, from $31.0 million in 2008 to $5.9 million in 2009 and in an increase in our deferred revenues in an amount of $18.6 million, from $19.0 million as of December 31, 2008 to $37.6 million as of December 31, 2009. Net cash used in operating activities changed in 2008 compared to 2007 due to increase in our net loss in 2008 compared to 2007, as a result of increase in our operating expenses, which exceeded the pace of increase in sales, and decrease in our financial income in 2008 compared to 2007. Net cash provided by operating activities for 2009 consisted primarily of net loss, adjusted for non-cash activity, plus an increase in trade payables, deferred revenues and other payables, offset by an increase in trade receivables, other current assets and inventories. Net cash used in operating activities for 2008 consisted primarily of net loss, adjusted for non-cash activity, plus an increase in deferred revenues and other payables and accrued expenses, decrease in trades receivables and decrease in prepayments and other receivables, offset by an increase in inventories and decrease in trade payables. Net cash used in operating activities for 2007 consisted primarily of net loss, adjusted for non-cash activity, partially offset by a decrease in inventories and increase in deferred revenues and other payables and accrued expenses, plus an increase in other current assets and prepaid expenses.

Net cash used in investing activities was approximately $24.1 million for 2009, compared to net cash used in investing activities of approximately $18.9 million for 2008, and net cash provided by investing activities of approximately $35.8 million for 2007.  Cash was used in investing activities in 2009 mainly for the Alteon Acquisition and for purchase of property and equipment. Cash was used in investing activities in 2008 mainly for the purchase of marketable securities and purchase of property and equipment, partially offset by proceeds from redemption of long term bank deposit. Cash was provided in 2007 mainly from redemption of marketable securities, partially offset by purchase of marketable securities, purchase of property and equipment and payment for the acquisition of Covelight.

Net cash provided by financing activities in 2009 was $1.5 million, compared to net cash used in financing activities of $4.7 million and net cash provided by financing activities of $1.4 million for the years 2008 and 2007, respectively. The cash provided by financing activities in 2009 was generated from options exercises by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans (see “Item 6E – Directors Senior Management and Employees – Share Ownership - Key Employee Share Incentive Plan and Employee Stock Purchase Plan”) and from adjustment of excess tax benefit from stock based compensation, partially offset by amounts used for the repurchase of our ordinary shares. Net cash used in financing activities for 2008 was for the repurchase of our ordinary shares, partially offset by amounts generated from options exercises by our employees. Net cash provided by financing activities in 2007 was generated from options exercised by our employees.

As of December 31, 2009, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities of approximately $126.1 million, as compared to approximately $133.9 million as of December 31, 2008.  Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our operating expenses.  Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy.  As indicated above, in March 2009 we purchased Nortel’s Layer 4-7 application delivery business for total consideration of $18.0 million. Additional transaction related costs amounted to a total of approximately $2.5 million.

We anticipate that operating activities as well as capital expenditures will demand the use of our cash resources. We believe that our cash balances will provide sufficient cash resources to finance our operations and the projected marketing and sales activities and research and development efforts for a period of no less than the next twelve months.

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

Market Risk

Information about market risk is set forth in “Item 11 – Qualitative and Quantitative Disclosures about Market Risk”, and incorporated herein by reference.

C.     Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2009, we had 181employees and 72 subcontractors engaged primarily in research and development activities, compared to 190 employees at the end of 2008.

For a further discussion of research and development - see “Item 5A – Operating and Financial Review and Prospects – Operating Results.”

For a discussion regarding the benefits provided under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor – see “Item 4B – Information on the Company – Business Overview – Israeli Office of Chief Scientist”.

D.   Trend Information

For a discussion of recent market trends - see “Item 5A – Operating and Financial Review and Prospects – Operating Results – Market Trends.”

E.   Off-Balance Sheet Arrangements

None.

F.   Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	5,201	2,572	2,603	26	-
Total contractual cash obligations (2)(3)	5,201	2,572	2,603	26	-

(1) Consist of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2010 to 2013 (some with renewal options). The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2009.

(2) Payments for uncertain income tax positions of $910,000 under FIN 48 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(r) and 12(a) of our Consolidated Financial Statements.

(3) Severance payments of $3,662,000 are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. Of this amount, an amount of $1.1 million is unfunded. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(t) of our Consolidated Financial Statements.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position

Roy Zisapel (1)	39	Chief Executive Officer, President and Director
Meir Moshe	56	Chief Financial Officer
Efrat Baruh-Noy	33	General Counsel and Secretary
Ilan Kinreich	52	Chief Operating Officer
Amir Peles	38	Chief Technology Officer
Sharon Trachtman	43	VP Global Marketing
Yehuda Zisapel (7)	68	Chairman of the Board of Directors
Colin Green (3)(4)(5)	60	Chairman of the Audit Committee and Director
David Rubner (3)(4)(5)(6)	69	Director
Hagen Hultzsch (2)(4)(5)(6)	69	Chairman of the Compensation Committee and Director
Yael Langer (2)	45	Director
Avraham Asheri (4)(5)(7)	72	Director

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
(5)  Serves on the Audit Committee of the Board of Directors.
(6)  Serves on the Compensation Committee of the Board of Directors.
(7)  Term as director expires at the annual meeting of shareholders to be held in 2012.

 Roy Zisapel, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd.  From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company.

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

Ilan Kinreich has served as our Chief Operating Officer since December 2007. From 1993 until 2005 Mr. Kinreich was the founder and CEO of Radview Software Ltd., a company that developed performance testing and management solutions and thereafter, until September 2007, he was its Chief Strategic Officer. From 1989 until 1991 Mr. Kinreich was a co-founder and Vice President R&D of Mercury Interactive. From 1984 until 1989 Mr. Kinreich was R&D manager at Daisy Systems. Mr. Kinreich began his career in 1977 at the technology units of the Israel Defense Forces where he oversaw the deployment of command and control systems and reached the rank of a Captain. Mr. Kinreich holds a Bs.C. degree in Mathematics and Computer Sciences from Bar-Ilan University, Israel.

Amir Peles has served as our Vice President, Chief Technology Officer since April 2000. From July 1997 through March 2000, Mr. Peles served as our Vice President of Research and Development. From July 1996 to July 1997, Mr. Peles was a senior team leader at Amdocs Corporation.  Mr. Peles has a B.Sc. degree in computer science, statistics and operations research from Tel Aviv University.

Sharon Trachtman has served as our Global Marketing Vice President since September 2008. Prior to that, since September 1997 she has presided in various senior positions such as Product management Vice President and Marketing Vice President. From November 1994 to September 1997, Ms. Trachtman was a product line marketing manager for Scitex Corporation. Ms. Trachtman has a B.A. degree in computer science and philosophy from Bar Ilan University.

Yehuda Zisapel, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and since November, 2009. In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University. Yehuda Zisapel is the father of Roy Zisapel director, President and Chief Executive Officer of the Company.

Colin Green has served as a member of the Board of Directors since July 2009. Mr. Green is currently Chairman of the Hermes Group Pension Scheme, Green Aid, a Trustee of Nightingale House and a voluntary adviser for the Citizen’s Advice Bureau. After working as a Solicitor at Paisner & Co, and as a Partner at Clintons, he joined the Post Office in 1977 with responsibility for the legal aspects of British Telecom plc ("BT") flotation and the creation of the UK telecommunications regulatory regime. Among others, Mr. Green performed the duties of Solicitor & Chief Legal Adviser, Group Commercial Director and Secretary to the Board, and Member of the Management Board of BT. He was a Trustee of the BT Pension Fund, director of Airtel S.A. and Chairman of BT Telecommunications S.A. and Vio Worldwide Ltd. until his retirement from BT in 2002. He was also the senior non-executive director on the Board of Directors of ECI Telecom Ltd. Mr. Green acts as a pro bono adviser to many Israeli Hi-tech companies through which he raises money for charities in Israel. He has an Honors Law Degree from the London School of Economics of London University and is a Solicitor. He graduated from the WUJS Post Graduate Institute in Arad in 1974.

David Rubner has served as a member of the Board of Directors since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and a Partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991-2000 he was President and Chief Executive Officer of ECI Telecom Ltd. ("ECI"). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Elbit Imaging, Ltd. and other public and private companies. He also serves on the boards of trustees of Bar-Ilan University, Shaare Zedek Hospital and is Chairman of the Petah Tikva Foundation. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Camegie Mellon University.

Dr. Hagen Hultzsch has served as a member of our Board of Directors since January 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. Dr. Hultzsch serves, among others, as a Board Member of the following companies: TranSwitch Inc., SCM-Microsystems Inc., T-Systems Solutions for Research and RIT Ltd. and he is a member of the advisory boards of several private and public technology companies. Dr. Hultzsch holds a PhD. from Mainz University.

Yael Langer has served as a member of the Board of Directors since July 2009. Ms. Langer has served as the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998. Since December 2000, Ms. Langer has served as a director in Ceragon Networks Ltd., a company traded in NASDAQ and Tel-Aviv. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd, the underwriting and investment banking subsidiary of Bank Hapoalim. Prior to that, Ms. Langer was an attorney in the firm of Shimron, Molcho, Persky in Jerusalem. Ms. Langer has an L.L.B. from the Hebrew University in Jerusalem.

Avraham Asheri has served as a member of the Board of Directors since July 2009. Mr. Asheri currently serves on the board of directors and several committees of the following companies: Elron Electronic Industries Ltd., Elbit Systems Ltd., Koor Industries Ltd., Discount Mortgage Bank Ltd., Micronet Ltd. and Meditor Pharmaceuticals Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991-1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee, and member of the Audit Committee of the Jerusalem Foundation. He also provides consulting services to Abnet Communications Ltd. and Rad Bynet Real Estate Ltd., among other companies. Mr. Asheri holds a B.Sc. degree in economics and political science from the Hebrew University.

Additional Information

At our 2009 annual meeting, Mr. Colin Green and Mr. David Rubner were elected as external directors of the Company for a period of three years commencing on July 20, 2009 and October 4, 2009 respectively. They replaced Mr. Zohar Gilon and Dr. Orna Berry, respectively, whose terms expired or otherwise vacated on July 19, 2009 and October 3, 2009, respectively. In addition, Mr. Avraham Asheri and Ms. Yael Langer were elected as directors, commencing July 19, 2009. Our Board of Directors appointed Mr. Yehuda Zisapel to be the Chairman of the Board of Directors.

Under NASDAQ requirements, commencing July 31, 2005, a majority of the members of our Board of Directors are required to be “independent,” as defined by NASDAQ. We currently satisfy this requirement as Mr. David Rubner, Mr. Colin Green, Mr. Avraham Asheri and Dr. Hagen Hultzsch, i.e., four out of our seven directors, qualify as independent directors under such NASDAQ rules.

Yehuda Zisapel, the Chairman of the Board of Directors, co-founder of the Company, and its largest shareholder, is the father of Roy Zisapel, a director and the Company’s President and Chief Executive Officer. There are no other family relationships between any of the directors or members of senior management named above.

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

The following table sets forth all compensation we paid with respect to all of our directors and officers as a group for the year ended December 31, 2009. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All directors and officers as a group, consisting of 15 persons *	$1,905,000	$247,000

* Includes fees and benefits incur in relation to our former Executive Chairman of the Board (Christopher McCleary) who left the Company during 2008, and two former directors of ours (Dr. Orna Berry and Zohar Gilon) who left the Company during 2009.

As of April 10, 2010 our directors and officers as a group, consisting of 12 persons, held options to purchase an aggregate of 1,621,200 ordinary shares. Beginning July 2009, our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $32,500) per year of service; (ii) per meeting remuneration as follows: NIS 3,600 (currently equivalent to approximately $1,000) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All amounts in items (i), (ii), (iii) and (iv) are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

In addition, our non-employee directors are entitled to a grant of options under our stock option plans to purchase 10,000 ordinary shares for each year in which such non-employee director holds office. The options will be granted for three (3) years in advance, and therefore every director will receive an initial grant of options to purchase 30,000 ordinary shares, which shall vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on such date. The grant will be made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

The above compensation policy was approved by our Compensation Committee, Board of Directors, Audit Committee and shareholders.

During 2009, we granted to our directors and officers options to purchase 811,200 ordinary shares, in the aggregate, at a weighted average exercise price of $8.06. The options expire sixty-two months after grant.

Chief Executive Officer Compensation

On October 4, 2006 our shareholders approved the increase of our Chief Executive Officer’s compensation, entitling him to a base salary in NIS equivalent to $200,000 per annum and, effective as of the year 2007, an annual bonus of up to $100,000, subject to achievement of certain milestones to be determined by the Compensation Committee and approved by the Audit Committee and the Board of Directors before the beginning of each year. On December 31, 2007 our shareholders approved an increase of our Chief Executive Officer’s base salary to an amount in NIS equivalent to $250,000. Based on the 2009 milestones, the Chief Executive Officer was granted a bonus of $100,000 for the year 2009. Based on the milestones set in 2007 and 2008, he was not entitled to receive annual bonuses in 2007 and 2008.

On December 31, 2007, following the approval of our shareholders, we granted our Chief Executive Officer 500,000 stock options, with an exercise price of $15.22 per share. The exercise of these options is contingent upon the increase in the market price of our ordinary shares. These options expire seven years from the grant date. On July 19, 2009, following the approval of our shareholders, we granted our Chief Executive Officer 400,000 stock options to purchase ordinary shares with an exercise price of $8.78 per share. 50% of those options are exercisable two years from the grant, 25% of those options are exercisable three years from the grant and the reminder is exercisable four years from the grant. The options expire 62 months from the grant date.

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

Our Articles of Association provide for a Board of Directors of not less than five and not more than nine directors.  Currently, our Board of Directors consists of seven directors, including the external directors (as described below).  In accordance with current NASDAQ requirements, nominees for election as directors are approved and recommended to the Board of Directors by a decision of a majority of our independent directors. Under the Companies Law, our Board of Directors is required to determine the minimum number of directors having accounting and financial expertise, as defined in regulations promulgated under the Companies Law, that our Board of Directors should have.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that Mr. Avraham Asheri has such expertise.

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors (other than our external directors) is divided into three classes with each class of directors serving until the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors
Class I	2012	Yehuda Zisapel and Avraham Asheri
Class II	2010	Roy Zisapel
Class III	2011	Hagen Hultzsch and Yael Langer

At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election.  Directors, other than external directors, are elected by a simple majority of the votes cast, whereas their removal from office requires the vote of at least seventy-five percent of the voting power represented at the general meeting.  Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, to the nearest extent possible, each class will consist of one-third of the directors.  This classification of our Board of Directors may have the effect of delaying or preventing changes in control or management of our company.

The above classification does not apply to Mr. Colin Green and Mr. David Rubner, who were appointed as external directors and whose term of appointment ends in 2012.

For a description of how long our directors and officers have served in their current positions, please see “Item 6A - Directors, Senior Management and Employees – Directors and Senior Management”.

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors.  External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. The Companies Law provides that a person may not be appointed as an external director if the person or such person’s relative, partner, employer or any entity under the person’s control has, as of the person’s appointment to serve as an external director, or had during the two years preceding that date, any affiliation with:

•	the Company;

•	any entity controlling the Company;

•	any entity controlled by the Company; or

•	any entity under common control with the Company.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering.

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

Currently, Mr. Colin Green and Mr. David Rubner qualify as external directors under the Companies Law and were elected by the general shareholders meeting held in July 2009, to serve as our external directors for a three-year term ending in 2012.

Under the Companies Law and regulations promulgated thereunder, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” However, companies whose shares are registered for trade outside of Israel, such as Radware, are in compliance with such requirements if all of their external directors have “professional qualifications” and one of their other independent directors has "accounting and financial expertise". Our Board of Directors has determined that Mr. Avraham Asheri, one of our other independent directors, has “accounting and financial expertise” and that Mr. David Rubner and Mr. Colin Green, our external directors, have "professional qualifications", and, therefore, we believe we satisfy these requirements.

Board Meetings

Our Board of Directors met 11 times during 2009 and each director attended at least 75% of all Board meetings.

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

Audit Committee

NASDAQ Requirements

Our ordinary shares are listed for quotation on the NASDAQ Global Select Market and we are subject to the rules of the NASDAQ applicable to listed companies. Under the NASDAQ rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. The members of the Audit Committee, Mr. Colin Green, Mr. David Rubner, Mr. Avraham Asheri and Dr. Hagen Hultzsch qualify as independent directors under the current NASDAQ listing requirements. The Board of Directors has determined that each Audit Committee member is “financially literate” as such term is defined by the NASDAQ rules and that Mr. Avraham Asheri is considered an “audit committee financial expert” within the meaning of the current rules of the SEC which is in accordance with the NASDAQ rules. In accordance with NASDAQ listing requirements, the Audit Committee has adopted a charter, which sets forth the Committee’s purpose and responsibilities which include, among other things, (1) assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors, and (2) selecting, evaluating and, where appropriate, recommending to replace the independent auditors (or to nominate the independent auditors subject to shareholder approval) and to pre-approve audit engagement fees and all permitted non-audit services and fees. The audit committee must also review and approve all related party transactions specified under Item 7B of Form 20-F.

The Audit Committee met 7 times during fiscal year 2009 and all members attended all Audit Committee meetings.

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

In accordance with the Companies Law, the duty of our Audit Committee is, in addition to the requirements imposed by the NASDAQ rules, (1) to identify irregularities in the business management of the Company, including in consultation with the internal auditor and/or the Company's independent accountants, and to recommend remedial measures to the Board of Directors; and (2) to review, and, where appropriate, approve certain interested party transactions specified under the Companies Law, as more fully described below.

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

Compensation Committee

Our compensation committee consists of two of our independent directors, Mr. David Rubner, who is also one of our External Directors, and Dr. Hagen Hultzsch. This committee was created in 1999 as the Share Incentive Committee and was renamed the Compensation Committee in 2004. The Compensation Committee met 6 times during fiscal year 2009 and all members attended all of the meetings. On March 8, 2005, our compensation committee adopted a charter, which sets forth the committee’s responsibilities.  Pursuant to the charter, the compensation committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue options under our stock option plans. The Compensation Committee specifically approves and reviews, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s Chief Executive Officer and top five executive officers.

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Directors' Service Contracts

The terms of compensation of our directors are approved by our shareholders as required by the Israeli Companies Law and are as described in Item 6B above. Except as described below, we do not, as of the date of filing of this Annual Report, have service or employment contracts with our directors providing for benefits upon termination of employment. We do note, however, that Mr. Christopher McCleary, who served as the Executive Chairman of our Board of Directors until November 2008, was entitled to accelerated vesting of his stock options and continued base salary and benefits in connection with his decision not to stand for reelection to our Board of Directors and the termination of his services as Executive Chairman of our Board of Directors.

        Pursuant to Mr. McCleary’s employment agreement, all of the stock options we granted to Mr. McCleary were accelerated upon his separation from the Company in November 2008. In addition, he will continue to receive his base salary and additional standard company benefits until the expiration of his initial term of service (May 2010). Such compensation was fully expensed upon Mr. McCleary’s separation.

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care includes a duty to use reasonable means to obtain:

•	Information regarding the advisability of a given action submitted for his or her approval or performed by him or her by virtue of his or her position; and

•	All other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•	Refrain from any conflict of interest between the performance of his/her duties in the company and the performance of his or her other duties or his or her personal affairs;

•	Refrain from any activity that is competitive with the company;

•	Refrain from exploiting any business opportunity of the company to receive a personal gain for himself/herself or others; and

•	Disclose to the company any information or documents relating to the company's affairs which the office holder has received due to his/her position as an office holder.

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

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting power in the company, if no other shareholder owns more than 50% of the voting power in the company, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions of a public company with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

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

The following table details certain data on the workforce (including temporary employees and subcontractors) of Radware and its consolidated subsidiaries for the periods indicated:

	As at December 31,
	2009		2008	2007
Approximate numbers of employees and subcontractors by geographic location
Israel	271		262	276
United States	107		89	138
Other	249	(*)	183	179
Total workforce	627		534	593
Approximate numbers of employees and subcontractors by category of activity
Research and development	253	(*)	191	216
Sales, technical support, business development and marketing	292		270	297
Management, operations and administration	82		73	80
Total workforce	627		534	593

(*) Includes 72 subcontractors.

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

E.   Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of April 10, 2010. The percentage of outstanding ordinary shares is based on 19,095,217 ordinary shares outstanding as of April 10, 2010.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel(1)	3,229,336	16.91%
Roy Zisapel	878,083	4.60%
Meir Moshe(2)	234,165	1.22%
All directors and executive officers as a group (12 persons) (3)(4)	4,451,248	23.05%

(1) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel, (i) 2,505,243 are held directly, (ii) 295,000 ordinary shares are held of record by Carm-AD Ltd., an Israeli company wholly owned by Yehuda Zisapel, (iii) 239,491 ordinary shares are held of record by Radbit Computers, Inc., a New York corporation which is wholly owned by Yehuda Zisapel, and (iv) 189,602 ordinary shares are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned by Yehuda Zisapel and his wife, Nava Zisapel. This information is based on information provided in the Statement on Schedule 13D filed by Mr. Yehuda Zisapel on March 16, 2009.

(2) Consists of 124,165 shares and 110,000 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 10,000 options at an exercise price of $16.95 which expire in September 2010 and 100,000 options at an exercise price of $ 12.84 which expire in March, 2012.

(3) Consists of 2,164 shares and 107,500 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 15,000 options at an exercise price of $17.0 which expire in September 2010, 30,000 options at an exercise price of $18.68 which expire in February 2011, 15,000 options at an exercise price of $14.94 which expire in September 2012, 25,000 options at an exercise price of $13.74 which expire in March 2013, 15,000 options at an exercise price of $10.64 which expire in June 2013 and 7,500 options at an exercise price of $6.31 which expire in January 2014.

(4) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party,  which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

NASDAQ Listing Standards

Our ordinary shares are currently listed on the NASDAQ Global Select Market and are thereby subject to the rules and regulations established by the NASDAQ and applicable to listed companies. The Rule 5600 Series of the NASDAQ Stock Market Rules imposes various corporate governance requirements on listed securities. Section (a)(3) of Rule 5615 provides that foreign private issuers are required to comply with certain specific requirements of the Rule 5600 Series, but may comply with the laws of their home jurisdiction in lieu of the other requirements of the Rule 5600 Series and certain other enumerated rules. See “Item 16G – Corporate Governance” below.

Key Employee Share Incentive Plan

In August 1997, we adopted our Key Employee Share Incentive Plan (1997). Options granted pursuant to our Key Employee Share Incentive Plan are for a term of sixty-two months from the date of the grant of the option. As of December 31, 2009, 10,477,236 ordinary shares have been reserved for option grants under the plan, of which we have granted options to purchase 9,260,653 ordinary shares, at a weighted average exercise price of $9.72 per ordinary share. We intend to grant further options under our share option plan to our executive officers and employees. In light of the new accounting standard SFAS No. 123(R), however, we may amend our option plan, reduce the number of options granted to the employees or suggest alternative compensation schemes.

Our share option plan is administered by the Compensation Committee of our Board of Directors, (previously the Share Incentive Committee) subject to the provisions of the Companies Law.  Pursuant to the plan, the committee has the authority to determine (subject to applicable law), or advise the Board of Directors, in its discretion:

•	The persons to whom options are granted;

•	The number of shares underlying each options award;

•	The time or times at which the award shall be made;

•	The exercise price, vesting schedule and conditions pursuant to which the options are exercisable; and

•	Any other matter necessary or desirable for the administration of the plan.

Pursuant to our share option plan, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee who was selected by the committee. The trustee will not release the options or ordinary shares to the option holder before the options are vested (unless pre-approved by us) or before the lapse of a longer period if so required under local tax laws and regulations. Our Board of Directors may terminate or amend our share option plan, provided that any action by our Board of Directors which will alter or impair the rights of an option holder requires the prior consent of that option holder.

In order to comply with the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), as amended in January 2003, on March 5, 2003, our Board of Directors adopted an addendum to our share option plan with respect to options granted on or after January 1, 2003 to grantees who are residents of Israel. This addendum does not modify our share option plan with respect to grantees that are not residents of Israel.

On February 1, 2010, our Board of Directors adopted an additional addendum to our share option plan allowing the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the NASDAQ on the date of grant of a respective option award. Our Board of Directors has also increased the number of shares reserved under this addendum by 500,000 shares. This addendum does not affect the possibility of issuing options under our share option plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of the additional addendum to our share option plan.

For further details regarding our share incentive plan please refer to Exhibit 4.8 in Item 19.

Directors and Consultants Option Plan

On February 18, 2000 we adopted a Directors and Consultants Option Plan. Options granted pursuant to our Directors and Consultants Options Plan are for a term of sixty-two months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Key Employee Share Incentive Plan.  The shares reserved for the Key Employee Share Incentive Plan provide for the Directors and Consultants Option Plan as well, and the Compensation Committee administers the two plans.  The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares. The shares reserved for the 1997 Key Employee Share Incentive Plan, are also used for option grants under the Directors and Consultants Option Plan.

Employee Share Purchase Plan

On February 1, 2010 our Board of Directors adopted the 2010 Employee Share Purchase Plan ("ESPP"), which provides for the issuance of a maximum of 1,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year Offering Periods, each one consisting of two purchases once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective Offering Date. No shares have yet been purchased under the ESPP.

For further details regarding our employee share purchase plan please refer to Exhibit 4.9 in Item 19.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 10, 2010, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the Securities and Exchange Commission, or SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	3,229,336	16.91%
Federated Investors, Inc. (2)	1,919,219	10.05%
Rima Management, LLC (3)	1,864,723	9.77%
Zohar Zisapel(4)	1, 214,820	6.36%
Renaissance Technologies LLC (5)	968,900	5.07%

(1) Includes (i) 2,505,243 ordinary shares held directly, (ii) 295,000 ordinary shares held of record by Carm-AD Ltd., an Israeli company wholly owned by Yehuda Zisapel, (iii) 239,491 ordinary shares held of record by Radbit Computers, Inc., a New York corporation which is wholly owned by Yehuda Zisapel, and (iv) 189,602 ordinary shares held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned by Yehuda Zisapel and his wife, Nava Zisapel. This information is based on information provided in the Statement on Schedule 13D filed by Mr. Yehuda Zisapel on March 16, 2009. As of March 20, 2009 Mr. Zisapel owned 17.37% of our outstanding ordinary shares and as of June 10, 2008 Mr. Zisapel owned 15.33% of our outstanding ordinary shares.

(2) Share are beneficially owned by Federated Investors, Inc. (the "Parent"), the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the "Investment Advisers"), which act as investment advisers to registered investment companies and separate accounts that own Ordinary Shares. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of the Parent. All of the Parent's outstanding voting stock is held in the Voting Shares Irrevocable Trust (the "Trust") for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the "Trustees"). The Trustees have shared voting and dispositive power over the outstanding voting stock of the Parent, which has sole voting and dispositive power over the shares.  This information is based on information provided in the Amendment No. 2 to Statement on Schedule 13G filed with the SEC by Parent, the Trust and the Trustees on February 10, 2010. As of March 20, 2009 Federated Investors, Inc. owned 9.61% of our outstanding ordinary shares.

(3) Shares are beneficially owned by Rima Management, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 3 to Statement on Schedule 13G filed with the SEC by Mr. Mashall and Rima on February 16, 2010. As of March 20, 2009 Rima owned 6.86% of our outstanding ordinary shares and as of June 10, 2008 Rima owned 5.39% of our outstanding ordinary shares.

(4) As of December 31, 2009, Mr. Zohar Zisapel, who is the brother or Mr. Yehuda Zisapel, beneficially owned 1,214,820 Ordinary Shares, out of which (i) 402,168 Ordinary Shares are held directly and (ii) 812,652 Ordinary Shares are held of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel. This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Mr. Zohar Zisapel on February 9, 2010. As of June 10, 2008 Mr. Zisapel owned 5.62% of our outstanding ordinary shares.

(5) Shares are beneficially owned by Renaissance Technologies LLC, a Delaware corporation (“Renaissance”), and James H. Simons, a United States citizen. This information is based on information provided in the Amendment No. 1 to Statement on Schedule 13G filed with the SEC by Renaissance and Mr. Simons on February 12, 2010. As of March 20, 2009 Renaissance owned 5.39% of our outstanding ordinary shares.

Significant Changes in the Ownership of Major Shareholders

As of April 10, 2010, P.A.W. Capital Corp. and FMR LLC were no longer beneficial owners of more than 5% of our outstanding ordinary shares. As of March 20, 2009, P.A.W. Capital Corp. was the beneficial owner of 7.48% of our outstanding ordinary shares and FMR LLC was the beneficial owner of 6.35% of our outstanding ordinary shares. As of February 17, 2009 Ergates Capital Management, LLC was no longer beneficial owner of more than 5% of our outstanding ordinary shares. As of June 10, 2008 Ergates Capital Management, LLC was the beneficial owner of 5.07% our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 12, 2010, there were 41 holders of record of our ordinary shares, of which 25 record holders, holding approximately 13.88% of our ordinary shares, had registered addresses in Israel, and of which 14 record holders, holding approximately 86.11% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 86.11% of our outstanding ordinary shares as of said date).

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

 The RAD-Bynet Group consists of high-tech manufacturers of hardware products and data communication providers. The RAD-Bynet Group includes more than 20 companies in advanced communication technology, networks, and e-commerce. Members of the RAD-Bynet Group provide a variety of services to their customers, including: engineering, purchasing and sub–contracting, production and final testing, planning and control, and support for end users. The RAD-Bynet Group also includes a few companies which provide services in order to support the activities of the other RAD-Bynet Group members, such as real estate leasing and administrative services.  The ownership structure of each RAD-Bynet Group member is different and certain of the RAD-Bynet Group members are publicly held companies.

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

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies owned by Messrs. Zohar Zisapel and Yehuda Zisapel. The facilities are located in 2 locations:

•
One is a five-story building in Tel Aviv, Israel, consisting of approximately 36,000 square feet, plus storage and parking space. The annual rent amounts to approximately $636,000. The lease expires in November 2012.

•
The second location consists of two floors in the Or Tower in Tel Aviv, Israel with approximately 30,000 square feet, plus parking spaces. The lease expires in May 2011. The annual rent for such 2 floors amounts to approximately $641,000.

In addition, we lease approximately 6,300 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. The lease expires in February 2011. The annual rent amounts to $89,000.

In addition, we sublease approximately 6,500 square feet in Jerusalem for warehousing from an unaffiliated company. The annual rent amounts to approximately $94,000.

We entered into an agreement with RAD Data Communications, Inc., a company controlled by Yehuda and Zohar Zisapel, pursuant to which we lease approximately 14,800 square feet in Mahwah, New Jersey, consisting of approximately 10,600 square feet of office space and 4,300 square feet of warehouse space, in consideration for annual rent of approximately $222,000 (including taxes, electricity and management fees). The lease expires on April 20, 2011.

Distribution Agreement

Bynet Data Communications Ltd., a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet Data Communications Ltd., according to which we provide them with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet Data Communications (and its subsidiaries) amounted to approximately $3.4 million in 2009 and $0.9 million during the first quarter of 2010.

      Additional RAD-Bynet Group Services

     The Company receives the following additional services from members of the RAD-Bynet Group: network management and communication services, electricity charges, parking and building maintenance, reception services, vehicles and human resource administration, distribution services, and marketing services.  Each of these additional services is not material, individually or in the aggregate, to the Company or the RAD-Bynet Group.

     A portion of the above services, such as electricity charges, are “pass through” services for which we are charged on a “back-to-back” basis, according to our actual usage (i.e., we are charged pro ratably based on the actual charge of the third party electricity company), due to the fact that we lease part of our facilities from a number of other RAD-Bynet Group members.   Other services mentioned above, such as vehicles and human resource administration, are performed by one of the RAD-Bynet Group companies and are provided to all members of the RAD-Bynet Group, in order to achieve lower prices for these services based on economies of scale. In addition, due to the fact that the RAD-Bynet Group is comprised of a number of companies which are engaged in our industry, the RAD-Bynet Group initiates marketing events from time to time in order to promote the RAD-Bynet Group members’ products, in which we participate. The charges for these services are based on actual costs incurred and are allocated to the Company according to its relative part in such services (e.g., vehicles administration – according to the number of the Company’s vehicles out of the total vehicles of the RAD-Bynet Group; marketing events – according to the number of participants of the Company’s customers out of the total participants in the events).

     All other services, such as communication and distribution services are provided to the Company on the same basis and terms as provided to unrelated companies outside the RAD-Bynet Group, and were compared to prices the Company could have obtained from unaffiliated third parties and were found to be equal or less expensive. All services are charged on a monthly basis and on terms which are generally typical for other third party providers of the Company.

Compensation of Chief Executive Officer

See discussion in Item 6A “Directors, Senior Management and Employees – Directors and Senior Management”.

C.   Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.         Consolidated Statements and other Financial Information

See “Item 18 - Financial Statements”.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability, other than as set forth below.

Class Action

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

The parties in the approximately 300 coordinated class actions, including Radware, the underwriter defendants in the Radware class action, and the plaintiffs in the Radware class action, have reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including Radware. On October 5, 2009, the court granted final approval of the settlement and judgment was entered on January 10, 2010. A group of three objectors filed a petition to the Second Circuit seeking permission to appeal the District Court's final approval order on the basis that the settlement class is broader than the class previously rejected by the Second Circuit in its December 5, 2006 order vacating the District Court's certifying classes in the focus cases. Plaintiffs have filed an opposition to the petition. In addition, six notices of appeal to the Second Circuit have been filed by different groups of objectors, including the objectors that filed the petition to appeal. The time to file additional notices of appeal has run on February 9, 2010.

Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter.  Should the settlement not be approved and the Company is found liable, we are, at this time, unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than our insurance coverage, and whether such damages would have a material impact on our results of operations, cash flows or financial condition in any future period.

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

ITEM 9.THE OFFER AND LISTING

A.   Offer and Listing Details

Our ordinary shares have been listed for quotation on the NASDAQ Global Select Market since September 30, 1999, and, since May 12, 2004 on the Tel Aviv Stock Exchange, or TASE, both under the symbol “RDWR”. Due primarily to low volumes of trade, we voluntarily delisted our ordinary shares from trade on the TASE, effective March 8, 2009.

The following table sets forth the high and low closing price for our ordinary shares as reported by the NASDAQ Global Select Market and TASE for the periods indicated:

Annual High and Low	NASDAQ Global Select Market		Tel Aviv Stock Exchange

	High	Low	High		Low

2005	$ 26.56	$ 15.19	NIS 115.00		NIS 67.93
2006	$ 21.49	$ 11.44	NIS 101.10		NIS 50.43
2007	$ 16.92	$ 12.31	NIS 67.97		NIS 49.64

2008
First Quarter	$ 14.84	$ 10.19	NIS 59.40		NIS 34.51
Second Quarter	$ 10.93	$ 8.81	NIS 39.72		NIS 29.50
Third Quarter	$ 9.80	$ 7.50	NIS 35.64		NIS 26.09
Fourth Quarter	$ 8.06	$ 4.99	NIS 28.38		NIS 18.11
ANNUAL	$ 14.84	$ 4.99	NIS 59.40		NIS 18.11

2009
First Quarter	$ 6.48	$ 5.15	NIS 27.30	*	NIS 19.52	*
Second Quarter	$ 7.91	$ 5.59	N/A		N/A
Third Quarter	$ 12.5	$ 7.68	N/A		N/A
Fourth Quarter	$ 15.12	$ 10.99	N/A		N/A
ANNUAL	$ 15.12	$ 5.15	N/A		N/A

Most recent six months
2009
October	$ 12.18		$ 10.99		N/A	N/A
November	$ 14.01		$ 11.55		N/A	N/A
December	$ 15.12		$ 13.43		N/A	N/A
2010
January	$ 16.40		$ 14.92		N/A	N/A
February	$ 17.02		$ 14.95		N/A	N/A
March	$ 22.31		$ 17.77		N/A	N/A
April	$ 23.87	**	$ 22.30	**	N/A	N/A

* Through March 8, 2009
**Through April 26, 2010

B.    Plan of Distribution

Not applicable.

C.    Markets

Our ordinary shares are listed for quotation on the NASDAQ Global Select Market under the symbol “RDWR”.

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

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

Voting, Shareholders' Meetings and Resolutions

We have two types of general shareholder meetings:  the annual general meeting and the extraordinary general meeting.  An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting.  The Board of Directors may convene an extraordinary general meeting whenever it deems fit, and is obliged to do so upon the request of any of:  two directors or one fourth of the then serving directors; one or more shareholders who hold at least 5% of the issued share capital and at least 1% of the voting rights; or one or more shareholders who hold at least 5% of the voting rights.

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

C.   Material Contracts

On February 19, 2009 we entered into an asset purchase agreement (“APA”) with Nortel, whereby we agreed to purchase certain assets, including intellectual property, inventory and service contracts, related to Nortel’s Layer 4-7 Application Delivery Business for $18.0 million in cash as well as hire certain Nortel employees who will be dedicated to the purchased product line. The Application Delivery Business was acquired by Nortel in 2000 by way of its corporate acquisition of Alteon WebSystems, Inc. The APA contains very limited ongoing representations and undertakings by Nortel with respect to the purchased assets and assumed liabilities. Since the consummation of the transaction on March 31, 2009 Radware has offered Nortel’s application delivery products under a merged brand, Radware Alteon.

The foregoing description of the APA is only a summary and does not purport to be complete and is qualified by reference to the full text of the agreement filed by us as Exhibit 4.6 in Item 19.

For a summary of additional material contracts, see “Item 5A – Operating and Financial Review and Prospects – Operating Results – Business Combinations” and “Item 7B – Major Shareholders and Related Party Transactions – Related Party Transactions – Lease of Property”.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate 26% for the 2009 year tax. Following an amendment to the Tax Ordinance, the Corporate Tax rate is scheduled to decrease to 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less. Israeli companies are generally subject to Capital Gains Tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, and such tax rate is scheduled to be equal to the corporate tax rate for future tax years. The rate is scheduled to decrease according to the rates above.

Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009 and expired at the end of one year, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

Taxable income of a company derived from an approved enterprise is subject to corporate tax at the maximum rate of 25%, rather than the regular corporate tax rate, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income (after the commencement of production), and is limited to twelve years from commencement of production or 14 years from the start of the tax year in which approval is obtained, whichever is earlier (the “Years Limitation”).

A company may elect to receive an alternative package of benefits.  Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. The Years Limitation does not apply to the exemption period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter.  The company must withhold this tax at source. However, in the event that the company qualifies as a Foreign Investors Company, there would be no such limitation.

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

As mentioned above, the Investment Center’s approval is for establishing an approved enterprise program in both Tel Aviv and Jerusalem.  The approval provides for the allocation of tax benefits between our facilities in Tel Aviv and Jerusalem such that the income derived from the approved enterprise program shall be allocated pro-rata between the aforementioned facilities based on the expenses borne by each facility.  However, since part of our manufacturing and research and development facilities are located in Jerusalem, the Investment Center determined the method of allocation of tax benefits between our facilities in Jerusalem and Tel Aviv as follows: The method of allocation of the tax benefits between our facilities in Tel Aviv and Jerusalem will be based on the number of research and development and manufacturing employees in each of the facilities, provided, however that the average salary for such employees in our Jerusalem facility will not be less than 85% of the average salary of such employees in our Tel Aviv facility. In the years that such condition is not fulfilled, the method of allocation will be as follows: (i) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the number of employees engaged in research and development or manufacturing activities in each facility; and (ii) 50% of our income will be allocated between our Jerusalem facility and our Tel Aviv facility, pro-rata according to the salaries paid to the employees engaged in research and development or manufacturing activities in each facility. We cannot assure you that our approved program and the benefits thereunder shall continue in the future at its current level or at any level. See “Item 3D – Key Information – Risks Related to Operations In Israel.”

In 2004, the Company began to utilize the above mentioned tax benefits, and they are scheduled to gradually expire according to the law. As of December 31, 2009, retained earnings included approximately $25 million in tax-exempt income earned by the Company’s “Approved Enterprise”.  The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

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

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years (and in certain circumstances 14 years) from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

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

The Amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received “Approved Enterprise” approval from the Investment Center on or prior to March 31, 2005, in which case the Amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Investments Law as they were on the date of such approval.

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

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”), Industrial Companies are entitled to the following preferred corporate tax benefits, among others:

•	Deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	Right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies;

•	Accelerated depreciation rates on equipment and buildings; and

•	Deductions over a three-year period of expenses involved with the issuance and listing of shares on a recognized stock market.

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

Special Provisions Relating to Taxation Under Inflationary Conditions

Under the Income Tax (Inflationary Adjustments) Law of 1985, or the Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”). Accordingly, until 2002, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations (Principles Regarding the Management of Books of Account of Foreign Invested Companies and Certain Partnerships and the Determination of Their Taxable Income), 1986. Such an election obligates the Company for three years. Accordingly, commencing taxable year 2003, results for tax purposes are measured in terms of earnings in dollar. We have submitted a request to the Israeli tax authorities to extend the effect of the above regulations on our company for 2010.

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

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 25%. Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of our ordinary shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

As indicated above, we will be a PFIC for any taxable year if the average percentage (by fair market value determined on a quarterly basis) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods besides the market capitalization approach in certain other valuation contexts. For our 2009 taxable year, the average percentage of our passive assets to the fair market value of our total assets was slightly below 50%.  Therefore, we believe that we should not be classified as a PFIC for 2009. However, there can be no assurance that the IRS will not challenge this treatment and it is possible that the IRS will attempt to treat us as a PFIC for 2009 and possibly prior taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets, and the future price of our ordinary shares which are all relevant to this determination of whether we are classified as a PFIC.  Accordingly, there can be no assurance that we will not become a PFIC in 2010 or in subsequent taxable years.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a portion of our revenues in Euro and incur a portion of our expenses in NIS and in Euro. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.

Impact of Interest Rate Fluctuations

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

A decline in market interest rates, such as the significant global decline in the last year and more, has had an adverse effect on our investment income. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities held earlier than initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. Currently we do not hold any securities which can be redeemed early. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

Our investments consist primarily of government and corporate debentures and bank deposits. As of December 31, 2009, approximately 8% of our portfolio was invested in U.S. Government debentures, 35% deposited in foreign banks and government debentures, 13% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

      Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Impact of Currency Fluctuations

Most of our sales are denominated in dollars or are dollar-linked and we incur most of our expenses in dollars, NIS, and Euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC No. 830 "Foreign Currency Matters". Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

Our revenues and operating expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the Euro and the NIS. For example, in 2009 our revenues were higher in an amount of $1.2 million and our operating expenses were higher in an amount of $3.3 million, if there were no changes in the average exchange rates of the dollar relative to the Euro and to the NIS during the year. Assuming our revenues and operating expenses in 2010 will remain at the same level and with the same currency mix as in 2009, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $2.2 million and in an increase in our operating expenses of $5.2 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and the U.S. dollar relative to the Euro:

Year ended December 31,	U.S. dollar against NIS	U.S. dollar against Euro
2005	6.8%	15.3%
2006	(8.2)%	(10.2)%
2007	(9.0)%	(10.5)%
2008	(1.1)%	5.6%
2009	(0.7)%	(3.3)%
2010(1)	(1.4)%	(7.1)%

 (1) January 1, 2010 through April 20, 2010

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

ITEM 15.   CONTROLS AND PROCEDURES

a.           Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2009. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2009 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2009, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2009.

c.           Attestation Report of the Registered Public Accounting Firm

This annual report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and incorporated herein by reference.

d.           Changes In Internal Control Over Financial Reporting

During the period covered by this annual report, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Avraham Asheri, a member of our Audit Committee, is a financial expert as defined in the applicable regulations, and has determined that such member is “independent” as such term is defined in the NASDAQ listing standards. The education and experience of the Audit Committee financial expert is presented in “Item 6 – Directors, Senior Management and Employees – Directors and Senior Management” and is incorporated herein by reference.

ITEM 16B.    CODE OF ETHICS

        On February 2, 2004 our Board of Directors adopted our Code of Ethics, a code that applies to all directors, officers and employees of the Company, including our Chief Executive Officer and President, Chief Financial Officer, Director of Finance and Corporate Controller.  In January 2005, we modified the Code of Conduct and Ethics. In January 2010 we made some additional technical changes. Our Code of Conduct and Ethics (as amended) has been posted on our Internet website, http://www.radware.com/content/company/investorrelations.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on July 19, 2009 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

Ernst & Young billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2008		2009
	(US$ in thousands)
Audit Fees	237	93%	247	59%
Audit-Related Fees	0	0%	100	24%
Tax Fees	17	7%	73	17%
All Other Fees	-	-	-	-
Total	254	100%	420	100%

The Audit Fees for the years ended December 31, 2009 and 2008 were for professional services rendered for the integrated audit of Radware’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2009 and 2008, review of consolidated quarterly financial statements, statutory audit of Radware, consents and assistance with review of documents filed with the SEC.

The Audit-Related Fees for the year ended December 31, 2009 were for services related with acquisition due diligence and acquisition accounting consultations.

Tax Fees for the years ended December 31, 2009 and 2008 were for services related to tax compliance, including the preparation of tax returns, as well as tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisition, transfer pricing and assistance with respect to requests for rulings from tax authorities.

Audit Committee's pre-approval policies and procedures

Our Audit Committee oversees our independent auditors.  See also the description in “Item 6C- Directors, Senior Management and Employee - Board Practices.” In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, and which is discussed and approved at the end of each calendar year, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Consulting Services that may be performed by our auditors.  In addition, the Audit Committee limited the aggregate amount in fees our auditors may receive during the 2009 fiscal year for non-audit services in certain categories, unless pre- approved. Our Director of Finance reviews all individual management requests to engage our independent auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approve the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the Audit Committee on a case-by-case basis.  Our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2009 we repurchased our ordinary shares under a share repurchase plan, in an aggregate amount of $0.4 million, as follows:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units) (in US$)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
January 1 through 31	0	N/A	0	$7,366,835
February 1 through 28	0	N/A	0	$7,366,835
March 1 through 31	43,345	5.20	43,345	$7,141,496
April 1 through 30	0	N/A	0	$7,141,496
May 1 through 31	0	N/A	0	$7,141,496
June 1 through 30	25,442	7.50	25,442	$6,950,577
July 1 through 31	0	N/A	0	$6,950,577
August 1 through 31	0	N/A	0	$6,950,577
September 1 through 30	0	N/A	0	$6,950,577
October 1 through 31	0	N/A	0	$6,950,577
November 1 through 30	0	N/A	0	$6,950,577
December 1 through 31	0	N/A	0	$6,950,577

(1) In July 2008, our board of directors authorized the reactivation of our share repurchase program under which the total amount to be paid for the repurchase of shares would not exceed $25 million in the aggregate as of the original board approval in 2006. Such share repurchase program was approved by the Tel Aviv District Court in Israel in October 2006, pursuant to the requirement of Israeli law. In July 2009 our board of directors decided to cease the share repurchase program.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

The NASDAQ rules require shareholder approval of stock option plans available to officers, directors or employees. We have decided to follow home country practice in lieu of obtaining shareholder approval for our stock option plans.  However, subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of options to directors and controlling shareholders or plans that require shareholder approval for other reasons.  Additionally, we have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.EXHIBITS

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
4.6
Asset Purchase Agreement by and between NORTEL NETWORKS INC., NORTEL NETWORKS LIMITED and some EMEA Nortel entities, as sellers, A. R. BLOOM, S. HARRIS, A. M. HUDSON AND C. HILL and A.R. BLOOM AND D. HUGHES, as Joint Administrators and the Company (F)

4.7	Summary of Material Terms of the Lease Agreements for the Company's Headquarters (F)
4.8
1997 Key Employee Share Incentive Plan, Appendix A to the Key Employee Share Incentive Plan (1997) (G) and Radware Ltd. Key Employee Share Incentive Plan (1997) – 2010 Addendum (for international grantees)*

4.9	Radware Ltd. – 2010 Employee Share Incentive Plan*
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Independent Registered Public Accounting Firm*

* Filed herewith.

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

(F) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 25, 2009.

(G) Incorporated by reference to the Company’s Registration Statement on Form S-8, filed with the SEC on August 15, 2001 (File No. 333-13818) and Post-Effective Amendment No. 1 to that Registration Statement on Form S-8, filed with the SEC on June 10, 2003 (File No. 333-13818) .

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer

Date: April 29, 2010

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, statements of changes in shareholders' equity and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(y), effective January 1, 2009, the Company adopted new guidance on accounting for business combinations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 29, 2010	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
RADWARE LTD.

We have audited Radware Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated April 29, 2010 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 29, 2010	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$28,065	$19,843
Available-for-sale marketable securities	60,731	29,117
Short-term bank deposits	-	10,130
Trade receivables (net of allowance for doubtful accounts and provision for product returns and stock rotation in a total amount of $ 2,711 and $ 2,585 in 2008 and 2009, respectively)	13,348	16,603
Other current assets and prepaid expenses	2,046	2,934
Inventories	6,712	9,792

Total current assets	110,902	88,419

LONG-TERM INVESTMENTS:
Available-for-sale marketable securities	45,112	42,021
Long-term bank deposits	-	25,000
Severance pay fund	1,995	2,514

Total long-term investments	47,107	69,535

Property and equipment, net	11,693	11,220
Other long-term assets	432	467
Intangible assets, net	1,856	14,794
Goodwill	13,474	24,465

Total assets	$185,464	$208,900

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2008	2009
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,646	$5,699
Deferred revenues	14,096	20,734
Other payables and accrued expenses	9,868	12,413

Total current liabilities	28,610	38,846

LONG TERM LIABILITIES:
Deferred revenues	4,946	16,919
Accrued severance pay	3,846	3,662

Total long term liabilities	8,792	20,581

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 30,000,000 at December 31, 2008 and 2009; Issued: 20,645,608 and 20,712,558 shares at December 31, 2008 and 2009, respectively; Outstanding 18,918,438 and 18,916,601 shares at December 31, 2008 and 2009, respectively	465	465
Additional paid-in capital	185,985	191,941
Treasury stock, at cost	(17,619)	(18,036)
Accumulated other comprehensive income (loss)	(873)	935
Accumulated deficit	(19,896)	(25,832)

Total shareholders' equity	148,062	149,473

Total liabilities and shareholders' equity	$185,464	$208,900

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2007	2008	2009

Revenues:
Products	$59,422	$59,678	$65,021
Services	29,209	34,903	43,883

Total revenues	88,631	94,581	108,904

Cost of revenues:
Products *)	13,133	15,143	16,609
Services	5,895	6,431	6,666

Total cost of revenues	19,028	21,574	23,275

Gross profit	69,603	73,007	85,629

Operating expenses:

Research and development	23,515	28,357	25,674
Sales and marketing	57,977	63,591	55,130
General and administrative	7,114	12,066	11,930

Total operating expenses	88,606	104,014	92,734

Operating loss	(19,003)	(31,007)	(7,105)
Financial income, net	7,420	3,612	1,987

Loss before taxes on income	(11,583)	(27,395)	(5,118)
Taxes on income	428	3,627	818

Net loss	$(12,011)	$(31,022)	$(5,936)

Basic and diluted net loss per share	$(0.62)	$(1.60)	$(0.31)

*)	Include an impairment loss of $ 2,036 in the year ended December 31, 2008 with respect to acquired technology derived from the acquisition of Covelight. See also Note 2(i).

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total comprehensive loss	Total

Balance as of January 1, 2007	19,411,903	$478	$170,090	$(11,049)	$(242)	$23,137		$182,414
Issuance of shares upon exercise of stock options	148,000	4	1,377	-	-	-		1,381
Stock based compensation	-	-	4,537	-	-	-		4,537
Comprehensive income:
Unrealized gain from available-for-sale securities, net	-	-	-	-	392	-	$392	392
Net loss	-	-	-	-	-	(12,011)	(12,011)	(12,011)

Total comprehensive loss							$(11,619)

Balance as of December 31, 2007	19,559,903	482	176,004	(11,049)	150	11,126		176,713
Repurchase of shares	(880,315)	(24)	-	(6,570)	-	-		(6,594)
Issuance of shares upon exercise of stock options	238,850	7	1,906	-	-	-		1,913
Stock based compensation	-	-	8,075	-	-	-		8,075
Comprehensive income:	-
Unrealized loss on available-for-sale securities, net	-	-	-	-	(1,023)	-	$(1,023)	(1,023)
Net loss	-	-	-	-	-	(31,022)	(31,022)	(31,022)

Total comprehensive loss							$(32,045)

Balance as of December 31, 2008	18,918,438	465	185,985	(17,619)	(873)	(19,896)		148,062

Repurchase of shares	(68,787)	(2)	-	(417)	-	-		(419)
Issuance of shares upon exercise of stock options	66,950	2	1,016	-	-	-		1,018
Stock based compensation	-	-	4,041	-	-	-		4,041
Tax benefit related to exercise of stock options	-	-	899	-	-	-		899
Comprehensive income:	-	-	-	-	-	-
Unrealized gain on available-for-sale securities, net	-	-	-	-	1,808	-	$1,808	1,808
Net loss	-	-	-	-	-	(5,936)	(5,936)	(5,936)

Total comprehensive loss							$(4,128)

Balance as of December 31, 2009	18,916,601	$465	$191,941	$(18,036)	$935	$(25,832)		$149,473

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:

Net loss	$(12,011)	$(31,022)	$(5,936)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	5,056	6,073	9,794
Impairment of acquired technology	-	2,036	-
Gain on sale of property and equipment	-	(8)	-
Stock based compensation	4,537	8,075	4,041
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	(3,485)	588	1,765
Accrued interest on bank deposits and structured deposit	(634)	236	(130)
Accrued severance pay, net	402	412	(703)
Decrease (increase) in long-term deferred tax assets	(60)	594	1
Decrease (increase) in trade receivables, net	323	3,844	(3,255)
Decrease (increase) in other current assets and prepaid expenses	(1,192)	1,149	(888)
Decrease (increase) in inventories	1,493	(1,284)	(561)
Increase (decrease) in trade payables	581	(2,891)	1,053
Increase in deferred revenues	2,683	647	8,301
Increase in other payables and accrued expenses	1,182	1,825	1,844
Excess tax benefit from stock-based compensation	-	-	(899)

Net cash provided by (used in) operating activities	(1,125)	(9,726)	14,427

Cash flows from investing activities:

Purchase of property and equipment	(6,747)	(4,645)	(5,837)
Proceeds from sale of property and equipment	-	10	-
Investment in other long-term assets, net	(15)	(48)	(36)
Investment in bank deposits	-	-	(35,000)
Purchase of available-for-sale marketable securities	(67,121)	(161,706)	(405,827)
Proceeds from redemption and maturity of available-for-sale marketable securities	94,237	137,485	440,575
Proceeds from redemption of held-to-maturity marketable debt securities	22,735	-	-
Proceeds from structured deposit	-	10,000	-
Payment for the acquisition of Covelight	(7,293)	-	-
Payment for the acquisition of Alteon	-	-	(18,022)

Net cash provided by (used in) investing activities	35,796	(18,904)	(24,147)

Cash flows from financing activities:

Proceeds from exercise of stock options	1,381	1,913	1,018
Excess tax benefit from stock-based compensation	-	-	899
Repurchase of shares	-	(6,594)	(419)

Net cash provided by (used in) financing activities	1,381	(4,681)	1,498

Increase (decrease) in cash and cash equivalents	36,052	(33,311)	(8,222)
Cash and cash equivalents at the beginning of the year	25,324	61,376	28,065

Cash and cash equivalents at the end of the year	$61,376	$28,065	$19,843

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$731	$743	$383

Supplemental disclosure of non cash investing and financing activities:
Net change in unrealized gain (loss) on marketable securities	$392	$(1,023)	$1,808

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
Radware Ltd. ("the Company"), an Israeli corporation commenced operations in April 1997. The Company and its subsidiaries ("the Group") are engaged in the development, manufacture and sale of Application Delivery solutions that provide end-to-end availability, performance and security of business-critical network applications. The Company's products are marketed worldwide.

b.
The Company established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, India, Australia and Italy. In addition, the Company established branches and representative offices in China, Russia and Taiwan. The Company's subsidiaries are engaged primarily in sales, marketing and support activities.

c.
The Company depends on three major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

d.
The Company relies upon independent distributors (which are considered to be end-users) to market and sell its products to customers. A loss of a major distributor, or any event negatively affecting such distributor's financial condition, could cause an adverse effect on the Company's results of operations and financial position. For the years ended December 31, 2007, 2008 and 2009, no single customer (a distributor) represented more than 10% of the Company's total revenues.

e.
Business combination - acquisition of Covelight Inc. ("Covelight"):

In April 2007, the Company acquired the business of Covelight which included the acquisition of its working capital, property and equipment, technology, customer relationships and goodwill. The Company's management believed that the complementary solution of Covelight would provide the Company with advantage over the competitors in this market and the purpose of the acquisition was to integrate Covelight solution into the Company's product offering. The total consideration of the acquisition was $ 7,660 which was paid in cash of which $ 160 was related to acquisition costs.

An additional cash consideration of $ 8,500 ("earn-out") was to be payable contingent upon reaching sales performance targets by April 2008. Since the sales targets were not achieved, the Company was not required to pay the additional earn-out amount. Accordingly, the total final consideration of the acquisition amounted to $ 7,660.

The purchase price was allocated to the identifiable intangible assets acquired (which have been valued by management and assisted by a third party valuator specialist) based upon their estimated fair values as follows:

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

The purchase price was allocated to the identifiable intangible assets acquired (which have been valued by management and assisted by a third party valuator specialist) based upon their estimated fair values as follows:

Working capital *)	$246
Property and equipment	28

Total tangible assets	274

Acquired technology	3,191
Customer relationships	175
Goodwill (not tax deductable)	4,020

Total intangible assets	7,386

Total consideration	$7,660

*) Working capital includes $ 367 of cash and cash equivalents. The acquisition of Covelight was accounted for under the purchase method of accounting.

f.
Business combination - acquisition of Alteon:

On March 31, 2009, the Company acquired from Nortel Networks Ltd., Nortel Networks Inc. and other Nortel entities ("Nortel") certain assets and liabilities related to Nortel's Layer 4-7 Application Delivery Business ("Alteon"). The main reason for this acquisition was to increase the Company's installed products customer base. The total consideration of the acquisition was $ 18,022.

In addition the Company incurred acquisition related costs in a total amount of $ 2,485, which are included in general and administrative expenses for the year 2009. Acquisition related costs include investment banking fees, legal and accounting fees and other external costs directly related to the acquisition.

Under business combination accounting the purchase price was allocated to the identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values as follows:

Inventory	$2,519
Property and equipment	181
Intangible assets	16,241

Total identifiable assets acquired	18,941

Warranty provision	(1,600)
Deferred revenues	(10,310)

Total liabilities assumed	(11,910)

Goodwill (tax deductable)	10,991

Total consideration	$18,022

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

Intangible Assets

In performing the purchase price allocation, the Company considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Alteon's products. The fair value of intangible assets was determined by management, based on market participant approach to valuation performed by a third party valuation firm using an income approach and based on estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the acquisition:

	Fair value	Useful life

Customer relationships	$6,911	5.8 years
Brand name	832	5.8 years
Core technology	5,639	4.8 years
In-Process research and development	2,859	(*)

Total intangible assets	$16,241

(*)	Will be determined upon completion of development

Customer relationships represent the underlying relationships and agreements with Alteon installed customer base.

Brand name value represents the recognition value of Alteon brand name as a result of advertising expenditures for customer relations.

Core technology represents a combination of Alteon processes, patents and trade secrets related to the design and development of its products. This proprietary know-how can be leveraged to develop new technology and improve the Company's products.

In-process research and development represents incomplete Alteon research and development projects that had not reached technological feasibility as of the date of the acquisition.

The following unaudited condensed combined pro forma information for the years ended December 31, 2008 and 2009, gives effect to the acquisition of Alteon Business as if the acquisition had occurred on January 1, of each year. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that, net loss includes additional amortization of intangible assets related to the acquisition of $3,705 and $928 in 2008 and 2009 respectively.

	Year ended December 31,
	2008	2009
	Unaudited
	Total consolidated

Revenues	$141,331	$115,951

Net loss	$(7,562)	$(3,187)

Basic and diluted net loss per share	$(0.39)	$(0.17)

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in United States dollars:

A majority of the revenues of the Company and its subsidiaries are denominated in U.S. dollars ("dollar" or "dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are denominated in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Accounting Standards Codification ("ASC") No. 830 "Foreign Currency Matters". Changes in currency exchange rates between the Company's functional currency and the currency in which a transaction is denominated are included in the Company's results of operations as financial income (expense) in the period in which the currency exchange rates change.

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

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are stated at cost which approximates market values.

Bank deposits with maturities of more than one year are included in long-term deposits. Such long-term deposits are stated at cost which approximates market values.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Investment in marketable securities:

The Company accounts for investments in marketable debt securities in accordance with ACS No. 320, "Investments- Debt and equity Securities". Management determines the appropriate classification of its investments in debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classified all of its debt securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The entire difference between amortized cost and fair value is recognized in earnings. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporary impaired, the amount of impairment is recognized in earnings and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2007, 2008 and 2009, the Company did not record any other-than-temporary impairment loss with respect to its holdings of marketable debt securities.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments", which was subsequently incorporated into FASB ASC Topic 320, "Investments - Debt and Equity Securities". ASC 320 amended other-than-temporary accounting of debt securities to make it more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities. These provisions were effective for interim and annual reporting periods ending after June 15, 2009. The Company's adoption of ASC 320 did not affect its consolidated results of operations or financial condition.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write off totaled $ 2,091, $ 585 and $1,136 in 2007, 2008 and 2009, respectively, and has been included in cost of revenues.

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.

Work-in-progress and finished products - raw materials as above with the addition of subcontracting costs - calculated on the basis of direct subcontractors costs and with direct overhead costs.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computer, peripheral equipment and software	15 - 33 (mainly 33 )
Office furniture and equipment	7 - 15 (mainly 15)
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

i.
Impairment of long lived assets and intangible assets subject to amortization:

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2007, 2008 and 2009, no impairment losses have been identified.

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 1 to 7 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis.

In determining the fair values of long-lived assets for purpose of measuring impairment, starting in 2009, the Company's assumptions include those that market participants will consider in valuations of similar assets.

During 2008, the Company's management has assessed whether there has been an impairment of the Company's intangible assets. This was undertaken due to certain indicators of impairment such as declines in the Company's market capitalization below its shareholders equity, the current credit crisis, the global recession and since actual revenues derived from Covelight technology were significantly lower comparing to the management forecasts estimations as of the date of acquisition. Impairment is considered to exist if total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset or asset group tested for impairment.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In performing that test, the Company's management estimated the sum of the undiscounted future cash-flows, expected to be derived from its asset groups with the existing intangible assets of acquired technology and customer relationship acquired from V-secure and Covelight, in order to test their recoverability. The Company's management used significant assumptions and estimates, including but not limited to projected future revenues and cash flows, growth rates and market share, future gross margins and operating results, future working capital and future capital expenditures. The assumptions developed by the Company's management were based upon historical trends, estimates of future economic conditions and expected competition and the Company's strategic plans. In performing the above analysis and tests, the Company's management developed the required assumptions and the related forecasts underlying the valuation, and was assisted by a third party valuator in applying the customary valuation techniques and required economic models.

The analysis showed that the sum of the undiscounted cash-flow derived from the asset group of technology acquired from Covelight is lower than its carrying amount and accordingly the Company's management was required to perform an analysis of discounted cash flows of the asset group, in order to determine its fair value. Based on such analysis the Company recorded an impairment loss in the amount of $ 2,036. The impairment loss was recorded as part of cost of revenues.

During 2007 and 2009, no impairment loss was recorded.

j.
Goodwill:

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

In accordance with ASC No. 350 the Company performs an annual impairment test at December 31 each year. Goodwill is tested for impairment by comparing the estimated fair value of the Company as an entity with the carrying amounts of its total net assets. Fair value was determined using market comparables and multiples, and by applying a control premium based on market comparables. The Company operates in one operating segment, and this segment comprises its only reporting unit. During the years ended December 31, 2007, 2008 and 2009, no impairment losses were recorded.

k.
Revenue recognition:

The Company and its subsidiaries generate revenues mainly from selling their products and from post-contract customer support, which are sold primarily through distributors and resellers, all of which are considered end-users.

Revenues from product sales are recognized in accordance with ASC No. 605, "Revenue Recognition" when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

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

Revenue derived from post-contract customer support, which represents mainly unit replacement and security update service is recognized ratably over the contract period, which is typically one year to three years.

The Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 2,211 and $ 2,085 as of December 31, 2008 and 2009, respectively.

Deferred revenue includes unearned amounts received under post-contract customer support.

l.
Shipping and Handling:

Shipping and handling fees charged to the Company's customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a cost of sale.

m.
Cost of revenues:

Cost of products is comprised of cost of software and hardware production, manuals, packaging, license fees paid to third parties and amortization of acquired technology.

Cost of services is comprised of cost of post sale customer support.

n.
Warranty costs:

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2007, 2008 and 2009 were immaterial.

o.	Research and development expenses: Research and development expenses are charged to the statement of operations, as incurred.

p.
Advertising expenses:

Advertising expenses are charged to the statements of operations as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009, amounted to approximately $ 828, $ 267 and $ 254, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.
Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation-Stock Compensation". ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes-Merton option pricing model to account for the fair value of its stock-options, awards with only service conditions based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical period equivalent to the option's expected term. The expected option term represents the period of time that options granted are expected to be outstanding. Expected term of options granted is based upon historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company uses other models, such as the lattice model, only in case of grants having complex vesting terms such as market condition.

r.
Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes". This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

Deferred tax liabilities and assets are classified as current or non current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest related to unrecognized tax benefits in its taxes on income.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.
Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, available-for-sale marketable securities and trade receivables.

The majority of the Company's and its subsidiaries' cash and cash equivalents and bank deposits are invested in major banks in the United States in U.S. dollars. Such investments in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bear lower risk.

The Company's marketable securities include investments in U.S. government debentures, foreign banks and government debentures and corporate debentures. The Company's investment policy limits the amount the Company may invest in each type of investment, thereby reducing credit risk concentration.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. Bad debt expenses for the years ended December 31, 2007, 2008 and 2009 were $ 94, $ 0 and $ 0, respectively. Total write offs during 2007, 2008 and 2009 amounted to $ 0, $ 706 and $ 0, respectively.

t.
Severance pay:

The Company's liability for severance pay for periods prior to April 1, 2007 is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company recorded as expenses the increase in the severance liability, net of earnings (losses) from the related investment fund. Employees were entitled to one month's salary for each year of employment, or a portion thereof. Until April 1, 2007, the Company's liability is partially funded by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a provision established by the Company.

The carrying value of the deposited funds for the Company's employees' severance pay for employment periods prior to April 1, 2007 include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

Effective April 1, 2007, the Company's agreements with employees in Israel, in accordance with section 14 of the Severance Pay Law - 1963, provide that the Company's contributions to severance pay fund shall cover its entire severance obligation with respect to period of employment subsequent to April 1, 2007. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance obligation and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership on the amounts deposited. Consequently, effective from April 1, 2007, the Company increased its contribution to the deposited funds to cover the full amount of the employees' salaries.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expenses for the years ended December 31, 2007, 2008 and 2009 amounted to approximately $ 965, $ 1,824 and $941, respectively.

u.
Fair value of financial instruments:

The Company measures its cash equivalents and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. (See also Note 4).

v.
Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders. The Company's items of other comprehensive income relates to unrealized gains and losses on available for sale marketable debt securities.

w.
Treasury stock:

From time to time the Company repurchases its Ordinary shares on the open market or in other transactions and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

x.
Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC No. 260, "Earnings Per Share".

The weighted average number of shares related to outstanding anti dilutive options excluded from the calculation of diluted loss per share as they would have been anti dilutive was 4,704,129, 4,313,072 and 4,700,050 for the years ended December 31, 2007, 2008 and 2009, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.
Impact of recently issued accounting pronouncements:

In June 2009, the Financial Accounting Standards Board ("FASB") issued a standard that established the FASB Accounting Standards Codification ("ASC") and amended the hierarchy of generally accepted accounting principles ("GAAP") such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates ("ASUs"). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In December 2007, the FASB issued authoritative guidance on business combinations. The guidance significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. Among the more significant changes, acquired in-process research and development will be capitalized and upon completion amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; contingent consideration will be recognized at fair value at the acquisition date with subsequent changes recognized in earnings, and reductions in deferred tax valuation allowance relating to a business acquisition will be recognized in earnings. In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance was adopted by the Company for business combinations for which the acquisition date is on or after January 1, 2009.

In October 2009, the FASB issued an update to ASC 605-25, "Revenue recognition – Multiple-Element Arrangements", that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to; (1)Provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated; (2)Require an entity to allocate revenue in an arrangement using estimated selling prices ("ESP") of deliverables if a vendor does not have vendor-specific objective evidence of selling price ("VSOE") or third-party evidence of selling price ("TPE"); (3)Eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4)Require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

The mandatory adoption is on January 1, 2011, however early adoption is permitted. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition, and whether it will early adopt.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2008				2009
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	Value

U.S. Government debentures	$20,384	$-	$-	$20,384	$2,543	$-	$24	$2,567
Foreign banks and government debentures	22,173	(175)	50	22,048	22,618	(2)	323	22,939
Corporate debentures	18,284	(73)	88	18,299	3,605	-	6	3,611

Total available-for-sale marketable securities	$60,841	$(248)	$138	$60,731	$28,766	$(2)	$353	$29,117

Marketable securities with contractual maturities from one to three years are as follows:

	December 31,
	2008				2009
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	Losses	gains	Value

U.S. Government debentures	$1,020	$-	$35	$1,055	$7,052	$-	$14	$7,066
Foreign banks and government debentures	34,353	(925)	138	33,566	21,251	(17)	391	21,625
Corporate debentures	10,502	(75)	64	10,491	13,133	-	197	13,330

Total available-for-sale marketable securities	$45,875	$(1,000)	$237	$45,112	$41,436	$(17)	$602	$42,021

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2009
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Foreign banks and government debentures	$3,095	$(19)	$-	$-	$3,095	$(19)

Total available-for-sale marketable securities	$3,095	$(19)	$-	$-	$3,095	$(19)

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	December 31, 2008
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Foreign banks and government debentures	$40,337	$(1,060)	$2,197	$(40)	$42,534	$(1,100)
Corporate debentures	12,504	(148)	-	-	12,504	(148)

Total available-for-sale marketable securities	$52,841	$(1,208)	$2,197	$(40)	$55,038	$(1,248)

As of December 31, 2008 and 2009, interest receivable amounted to $ 1,383 and $ 977, respectively, and is included within available for sale marketable securities in the balance sheets.

NOTE 4:-
FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its cash equivalents, bank deposits and available for sale marketable securities at fair value on recurring basis. Cash equivalents, bank deposits and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The Company's financial assets measured at fair value on a recurring basis, including accrued interest components consisted of the following types of instruments as of December 31, 2009 and December 31, 2008:

	December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$2,613	$-	$-	$2,613

Bank deposits	-	35,130	-	35,130

Available-for-sale:
U.S. Government debentures	-	9,632	-	9,632
Foreign banks and government debentures	-	44,565	-	44,565
Corporate debentures	-	16,941	-	16,941

Total financial assets	$2,613	$106,268	$-	$108,881

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2008
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$3,857	$-	$-	$3,857

Available-for-sale:
U.S. Government debentures	-	21,439	-	21,439
Foreign banks and government debentures	-	55,614	-	55,614
Corporate debentures	-	28,790	-	28,790

Total financial assets	$3,857	$105,843	$-	$109,700

NOTE 5:-	INVENTORIES Inventories are comprised of the following:

	December 31,
	2008	2009

Raw materials and components	$564	$1,132
Work-in-progress	1,550	2,694
Finished products	4,598	5,966

	$6,712	$9,792

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2009
Cost:
Computer, peripheral equipment and software	$25,794	$30,867
Office furniture and equipment	3,161	3,240
Motor vehicles	12	12
Leasehold improvements	1,274	2,140

	30,241	36,259
Accumulated depreciation:
Computer, peripheral equipment and software	16,102	22,077
Office furniture and equipment	1,774	2,017
Motor vehicles	9	11
Leasehold improvements	663	934

	18,548	25,039

Property and equipment, net	$11,693	$11,220

Depreciation expenses for the years ended December 31, 2007, 2008 and 2009 were $ 3,811, $ 5,167 and $ 6,491 respectively.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill: Changes in goodwill for the years ended December 31, 2008 and 2009 are as follows:

	December 31,
	2008	2009

Goodwill at beginning of year	$13,474	$13,474
Acquisition of Alteon	-	10,991

Goodwill at end of year	$13,474	$24,465

b.	Intangible assets:

	Weighted
	average
	amortization	December 31,
	period	2008	2009
	(years)
Cost:
Acquired technology	6 - 7	$4,963	$8,566
In process research and development	**)	-	2,859
Customers relationships and brand name	Mainly 6	1,364	9,107

		6,327	20,532
Accumulated amortization:
Acquired technology		1,648	3,024
Customers relationships and brand name		787	2,714

		2,435	5,738

Impairment *)		2,036	-

Intangible assets, net		$1,856	$14,794

Amortization expenses for the years ended December 31, 2007, 2008 and 2009 were $ 931, $ 906 and $ 3,303, respectively.

*)	The Company recorded in 2008 an impairment loss of $ 2,036 with respect to acquired technology derived from the acquisition of Covelight, see also Note 2(i).

**)	Will be determined upon completion of development

Future estimated amortization expenses for the years ending:

December 31,

2010	3,739
2011	3,200
2012	2,386
2013 and thereafter	2,610

Total	11,935

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2008	2009

Employees and payroll accruals	$4,974	$6,250
Accrued expenses	2,224	2,991
Governmental authorities	2,489	2,015
Advances from customers	-	506
Warranty provision	181	651

	$9,868	$12,413

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

The facilities of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates, the latest of which is on September 30, 2013. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2009, are as follows:

December 31,

2010	2,572
2011	1,629
2012	974
2013	26

5,201

Total rent expenses for the years ended December 31, 2007, 2008 and 2009 were approximately $ 2,838, $ 3,571 and $ 3,514, respectively (see also Note 15b).

b.	Litigation:

1.
In December 2001, the Company, its Chairman Yehuda Zisapel, its President, Chief Executive Officer and Director Roy Zisapel and its Chief Financial Officer Meir Moshe (the "Individual Defendants") and several underwriters in the syndicates for the Company's September 30, 1999 initial public offering and January 24, 2000 secondary offering, were named as defendants in a class action complaint alleging violations of the federal securities laws in the United States District Court for the Southern District of New York (the "district court"). The complaint sought unspecified damages as a result of alleged violations of Section 11 of the Securities Act of 1933, as amended (the "Securities Act") against all the defendants and Section 15 of the Securities Act against the Individual Defendants arising from activities purportedly engaged in by the underwriters in connection with the Company's initial public offering and secondary offering. Plaintiffs allege that the underwriter defendants agreed to allocate stock in the Company's initial public offering and secondary offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. An amended complaint filed on April 19, 2002, which is now the operative complaint, added a claim under Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") against the Company and a claim under Section 20(a) of the Exchange Act against the Individual Defendants.

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

On December 5, 2006, the United States Court of Appeals for the Second Circuit (the "Second Circuit") vacated a decision by the district court granting class certification in six "focus" cases, which are intended to serve as test cases. Plaintiffs selected these six cases, which do not include the Company. On April 6, 2007, the Second Circuit denied a petition for rehearing filed by the plaintiffs, but noted that the plaintiffs could ask the district court to certify more narrow classes than those that were rejected.

Prior to the Second Circuit's decision, the majority of issuers, including the Company, had submitted a settlement agreement to the district court for approval. In light of the Second Circuit opinion, the parties agreed that the settlement could not be approved. On June 25, 2007, the district court approved a stipulation filed by the plaintiffs and the issuers that terminated the proposed settlement. On August 14, 2007, the plaintiffs filed amended complaints in the six focus cases. The six focus case issuers and the underwriters named as defendants in the focus cases filed motions to dismiss the amended complaints against them on November 14, 2007. On September 27, 2007, the plaintiffs filed a motion for class certification in the six focus cases. On March 26, 2008, the district court dismissed the Section 11 claims of those members of the putative classes in the focus cases who sold their securities for a price in excess of the initial offering price and those who purchased outside the previously certified class period. With respect to all the other claims, the motions to dismiss were denied. On October 10, 2008, at the request of Plaintiffs, Plaintiffs' motion for class certification was withdrawn, without prejudice.

The parties in the approximately 300 coordinated class actions, including the Company, the underwriter defendants in the Company's class action, and the plaintiffs in the Company's class action, have reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including the Company. On October 5, 2009, the court granted final approval of the settlement. Judgment was entered on January 10, 2010. A group of three objectors filed a petition to the Second Circuit seeking permission to appeal the District Court's final approval order on the basis that the settlement class is broader than the class previously rejected by the Second Circuit in its December 5, 2006 order vacating the District Court's certifying classes in the focus cases. Plaintiffs have filed an opposition to the petition. In addition, six notices of appeal to the Second Circuit have been filed by different groups of objectors, including the objectors that filed the petition to appeal. The time to file additional notices of appeal has run on February 9, 2010.

Due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the matter. Should the settlement not be approved and the Company is found liable, it is, at this time, unable to estimate or predict the potential damages that might be awarded, whether such damages would be greater than the Company's insurance coverage, and whether such damages would have a material impact on the Company's results of operations, cash flows or financial condition in any future period.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 10:-	SHAREHOLDERS' EQUITY

The Company's shares are listed for trade on the NASDAQ National Market under the symbol "RDWR".

a.
Rights of shares:

Ordinary shares:

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividend, if declared.

b.
Treasury stock:

In July 2006, the Company's Board of Directors authorized the repurchase of up to $ 25,000 in the open market, subject to normal trading restrictions. During 2006, the Company purchased 846,855 of its Ordinary shares for total consideration of $ 11,069. During 2008, the Company purchased 880,315 of its Ordinary shares for total consideration of $ 6,594. During 2009 the company purchased 68,787 of its Ordinary shares for total consideration of $ 419. Total consideration for the purchase of these Ordinary shares was recorded as Treasury shares, at cost, as part of shareholders' equity.

c.
Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

d.
Stock Option Plans:

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

Pursuant to the Stock Option Plans, the Company reserved for issuance 10,477,236 Ordinary shares. As of December 31, 2009, an aggregate of 1,216,583 Ordinary shares of the Company were still available for future grants.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The expected option term represents the period of time that options granted are expected to be outstanding. Prior to December 31, 2007 expected term of options was determined based on simplified method permitted at the time as the average of the vesting period and the contractual term. Starting January 1, 2008 expected term of options granted is based upon historical experience. For options granted to management, the expected term is 4.3 years, for options granted to Directors, the expected term is 3.6 years, for options granted to consultants, the expected term is 3 years, and for options granted to employees, the expected term is 3.5 years.

The fair value of the Company's stock options granted to employees, consultants and directors for the years ended December 31, 2007, 2008 and 2009 was estimated using the following weighted average assumptions:

	Year ended December 31,
	2007	2008	2009

Risk free interest rate	4.46%	2.69%	1.84%
Dividend yields	0%	0%	0%
Expected volatility	47%	43%	40%
Weighted average expected term from vesting date (in years)	4.10	3.83	3.98

A summary of employees, consultants and directors option activity under the Company's Stock Option Plans as of December 31, 2009 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2009	4,313,072	$14.28	3.20	-
Granted	1,794,500	$8.21	N/A	N/A
Exercised	(66,950)	$11.17	N/A	113
Expired	(319,216)	$19.05	N/A	N/A
Forfeited	(1,021,356)	$13.94	N/A	N/A

Outstanding at December 31, 2009	4,700,050	$11.76	3.56	17,526

Exercisable at December 31, 2009	1,211,227	$15.02	1.85	1,685

Vested and expected to vest at December 31, 2009	4,422,136	$11.90	3.28	15,966

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

	December 31, 2008		December 31, 2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	4,704,129	$14.94	3,284,999	$15.13
Changes during the year:
Granted	1,099,300	$10.33	2,414,900	$14.30
Exercised	(238,850)	$8.01	(148,000)	$9.24
Expired	(555,821)	$14.58	(771)	$8.05
Forfeited	(695,686)	$14.39	(846,999)	$16.35

Options outstanding at the end of the year	4,313,072	$14.28	4,704,129	$14.94

Options exercisable at the end of the year	1,734,845	$16.22	1,509,396	$14.94

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2008 and 2009 was $ 4.96, $ 3.29 and $ 2.72, respectively.

As of December 31, 2009, there was approximately $ 5,141 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.02 years. Total grant-date fair value of vested options for the year ended December 31, 2009 was approximately $ 7,289

The options outstanding under the Company's Stock Option Plans as of December 31, 2009 have been separated into ranges of exercise price as follows:

	Options	Weighted		Options	Weighted
	outstanding	average	Weighted	exercisable	average exercise
Ranges of	as of	remaining	average	as of	price of
exercise	December 31,	contractual	exercise	December 31,	exercisable
price	2009	life (years)	price	2009	options

$ 6.15-10.9	2,194,650	4.28	$8.22	121,276	$9.15
$ 11.57-14.94	1,402,500	2.67	$13.43	649,076	$13.64
$ 15.22-17.00	847,050	3.99	$15.63	201,400	$16.68
$ 18.00-19.31	175,700	1.10	$18.49	159,325	$18.48
$ 23.5-25.30	80,150	0.27	$24.04	80,150	$24.04

	4,700,050			1,211,227

On December 31, 2007, the Company granted 500,000 stock options to its Chief Executive Officer ("CEO") with an exercise price of $ 15.22 per share. The exercise of these options is contingent upon the increase in the market price of the Company's Ordinary shares. The options granted are divided into four equal tranches (125,000 options each). Each tranche shall be vested one year after the Company's closing share price reaches its performance target or more for 22 consecutive trading days. The closing share price shall be $ 19, $ 21, $ 23 and $ 25 for the first, second, third and the forth tranches respectively. The options expire seven years from the grant date. The fair value of these options was estimated using the lattice method with the following assumptions: risk-free interest rate of 3.7%, volatility factor of the expected market price of the Company's Ordinary shares of 50.64%. Termination rate was based on the Company's expectation that there will be no termination during the vesting period, and was determined to be 0%. Early exercise multiple (suboptimal factor) was estimated to be 3.09.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The Company has historically not paid dividends and has no foreseeable plans to pay dividends and as such, a dividend yield of 0% was applied.

Total compensation expenses amount to $ 3,176 which is recognized over the estimated requisite service period on an accelerated method basis. During the years ended December 31, 2008 and 2009, the Company recorded an amount of $1,508 and $ 1,397, respectively  as compensation expenses included in general and administrative expenses with respect to the grant to the CEO.

In October, 2007, the Company granted 100,000 stock options to employees with an exercise price of $ 15.61 per share. The options will vest based on the Company's attaining certain performance conditions such as sales target. The options expire seven years from the grant date. The fair value of these options was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions: expected volatility of 45%, risk free interest rate of 4.11%, dividend yield of 0% and expected life of 3.79 years. Total compensation expenses amount to $ 595 which is recognized over the vesting period of 4 years on an accelerated method basis. During the year ended December 31, 2008 and 2009, the Company recorded an amount of $ 226 for each year as compensation expenses.

NOTE 11:-	LOSS PER SHARE The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2007	2008	2009
Numerator for basic and diluted loss:
Per share - net loss available to shareholders	$(12,011)	$(31,022)	$(5,936)

Weighted average shares outstanding, net of treasury stock:
Denominator for basic loss per share	19,477,222	19,439,776	18,879,230
Effect of dilutive securities:
Employee stock options	*) -	*) -	*) -

Denominator for diluted net loss per share	19,477,222	19,439,776	18,879,230

Basic and diluted net loss per share	$(0.62)	$(1.60)	$(0.31)

*)	Antidilutive.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.	General: A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2009

Beginning balance	$306	$660
Additions for prior year tax positions	67	250
Additions for current year tax position	287	-

Ending balance	$660	$910

Domestically, the Israeli Tax Authorities ("ITA")  is currently examining the income tax returns for the years 2004-2006. The ITA has issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 39.5 million with respect to these years (assessment received on November 23, 2009) including interest as of the assessment date. The Company appealed such assessment and is currently under a re-audit process by the ITA. There can be no assurance that the ITA will accept the Company's positions on matters raised and, in such an event, an order will be issued.

In addition, the Company's Israeli tax returns have been examined for all years prior to fiscal 2004, and the Company is no longer subject to audit for these periods.

The Company's subsidiaries file income tax return in the U.S. federal and other jurisdictions. The Company's main subsidiaries tax return are subject to examination by the U.S. federal and other local tax authorities from inception through 2009.

b.	Israeli Taxation:

1.
Foreign Exchange Regulations:

Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations Under the Foreign Exchange Regulations the Israeli company is calculating its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

2.
Tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009, and 25% in 2010 and thereafter. In July 2009, Israel's Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

3.
Net operating losses carryforward:

The Company has estimated total available carryforward operating and capital tax losses of approximately $ 24,000, which can be carried forward and offset against future taxable income in the future for an indefinite period. Due to the recent operating results and recurring losses, the Company provided a full valuation allowance in respect of all the deferred tax assets resulting from the carryforward operating tax losses for which future offset is doubtful. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

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

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the above law, regulations published hereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be partially or fully canceled and the Company may be required to refund the amount of the benefits, in whole or in part, plus a consumer price index linkage adjustments and including interest.

As of December 31, 2009, accumulated deficit included approximately $ 25,000 in tax-exempt income earned by the Company's "Approved Enterprise". The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no taxable deferred income has been provided on income attributable to the Company's "Approved Enterprise". If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%), and an income tax liability of up to $ 6,250 would be incurred as of December 31, 2009.

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

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of the Company's business income from export. In order to be eligible for the tax benefits, the Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a minimum amount specified in the law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise ("the Year of Election"). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years from the first day of the Year of Election. As of December 31, 2009, the Company did not generate income under the provisions of the Amendment.

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2007	2008	2009

Current taxes	$580	$1,042	$795
Deferred taxes	(152)	2,585	23

	$428	$3,627	$818

Domestic	$(40)	$2,074	$397
Foreign	468	1,553	421

	$428	$3,627	$818

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

d.
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2008	2009

Carryforward tax losses	$8,879	$7,222
Accrued employees costs	1,266	963
Intangible assets	82	314
Unrealized losses on marketable securities	218	-
Research and development	6,239	5,015
Other	59	41

Deferred tax assets before valuation allowance	16,743	13,555
Valuation allowance	(15,712)	(12,382)

Net deferred tax asset	1,031	1,173

Intangible assets, including goodwill	(945)	(923)
Unrealized gains on marketable securities	-	(187)

Deferred tax liability	(945)	(1,110)

Net deferred tax assets	$86	$63

The net change in the valuation allowance was primarily relates to change in the Israeli tax rate in future years.

e.
Foreign:

The subsidiary in the U.S. has provided valuation allowance in respect of deferred tax assets resulting from carry forwards of net operating loss. ASC No. 718 prohibits recognition of a deferred income tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. $6,800 of  the net operating loss carry-forwards relate to excess tax deductions from stock options which have not yet been realized. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized.

Through December 31, 2009, the U.S. subsidiary had a U.S. federal loss carryforward of approximately $ 6,259 mainly resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2021 and fiscal 2027. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized.

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

Two other subsidiaries have estimated total available carryforward tax losses of approximately $ 700 to offset against future taxable profit. As of December 31, 2009, the Company recorded a deferred tax asset of $ 63 relating to these available net carryforward losses.

f.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income (loss) of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2007	2008	2009
Loss before taxes, as reported in the consolidated statements of income	$(11,583)	$(27,395)	$(5,118)

Statutory tax rate	29%	27%	26%
Theoretical tax benefit on the above amount at the Israeli statutory tax rate	$(3,359)	$(7,397)	$(1,331)
Tax adjustment in respect of different tax rate	263	563	130
Non-deductible expenses	66	29	52
Deferred taxes on losses for which valuation allowance was provided, net	2,142	7,864	421
Stock compensation relating to stock options per ASC No. 718	1,316	2,180	1,296
Income taxes in respect of prior years	-	-	250
Other	-	388	-

Actual tax expense	$428	$3,627	$818

g.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2007	2008	2009

Domestic	$(13,015)	$(26,395)	$(7,405)
Foreign	1,432	(1,000)	2,287

loss before income taxes	$(11,583)	$(27,395)	$(5,118)

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-
GEOGRAPHIC INFOROMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2007, 2008 and 2009 and long-lived assets as of December 31, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
Revenues from sales to customers located at:
America (principally the United States)	$24,368	$23,715	$29,704
EMEA *)	29,412	29,836	36,226
Asia Pacific	34,851	41,030	42,974

	$88,631	$94,581	$108,904

*)	Europe, the Middle East and Africa.

	December 31,
	2008	2009
Long-lived assets, by geographic region:
America	$1,290	$1,101
EMEA	9,012	8,962
Asia Pacific	1,391	1,157

	$11,693	$11,220

NOTE 14:-	SELECTED STATEMENTS OF INCOME DATA Financial income, net:

	Year ended December 31,
	2007	2008	2009
Financial income:
Interest on bank deposits	$2,917	$1,186	$143
Foreign currency translation differences, net	70	-	-
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	4,569	3,073	2,133

	7,556	4,259	2,276
Financial expenses:
Interest and other bank charges	(136)	(222)	(99)
Foreign currency translation differences, net	-	(425)	(190)

	$7,420	$3,612	$1,987

RADWARE LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES Represents transactions and balances with other entities in which certain of the Company's Board of Directors, management and shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2008	2009

Trade receivables	$1,358	$922

Trade payables	$305	$196

b.	The following related party transactions are included in the statements of operations:

	Year ended December 31,
	2007	2008	2009

Revenues (1)	$4,184	$3,821	$3,387

Operating expenses, net - primarily lease, sub-contractors and communications (2)	$1,374	$1,944	$2,201

Purchase of property and equipment	$948	$859	$1,444

(1)	Distribute the Company's products on a non-exclusive basis.

(2)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.