Form 20-F
period 2010-12-31
RADWARE LTD
filed 2011-03-24
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2010

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

Gadi Meroz, Adv.
General Counsel
 Tel. +972-3-7668666, Fax: +972-3-7668982
 22 Raoul Wallenberg St., Tel Aviv 69710, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class Ordinary Shares, NIS 0.1 par value per share	Name of each exchange on which registered The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

20,460,573 Ordinary Shares, NIS 0.1 par value per share

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

☐Yes  ☒ No

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to:

•	“we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries;

•	“ordinary shares” are to our Ordinary Shares, par value NIS 0.1 per share;

•	“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999 (as amended);

•	the “SEC” are to the United States Securities and Exchange Commission;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market);

•	“dollars”, “$” or "US $" are to United States dollars; and

•	“NIS” or “shekels” are to New Israeli Shekels.

We have registered trademarks for, among others, “Radware®”, “APSolute®”, “Web Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®”, “SecureFlow®”, “OnDemand Switch®”, “AppWall®”, “Apsolute Insite®”, “APSolute Vision®,  and “Alteon®” and we have trademark applications pending for, among others, “Uplink™”, “Virtual Director™”,   and “vAdapter™”, “VADI ™”,  “ALTEON VA ™” and “CID™”.  All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

Table of Contents

PART I		7
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	7
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	7
ITEM 3.	KEY INFORMATION	8
A. Selected Financial Data		8
B. Capitalization and Indebtedness		9
C. Reasons for the Offer and Use of Proceeds		9
D. Risk Factors		9
ITEM 4.	INFORMATION ON THE COMPANY	24
A. History and Development of the Company		24
B. Business Overview		24
C. Organizational Structure		34
D. Property, Plants and Equipment		35
ITEM 4A.	UNRESOLVED STAFF COMMENTS	36
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
A. Operating Results		37
B. Liquidity and Capital Resources		49
C. Research and Development, Patents and Licenses, etc.		50
D. Trend Information		51
E. Off-Balance Sheet Arrangements		51
F. Tabular Disclosure of Contractual Obligations		51
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	52
A. Directors and Senior Management		52
B. Compensation		54
C. Board Practices		56
D. Employees		62
E. Share Ownership		63
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	66
A. Major Shareholders		66
B. Related Party Transactions		67
C. Interests of Experts and Counsel		69

ITEM 8.	FINANCIAL INFORMATION	69
A. Consolidated Statements and other Financial Information		69
Legal Proceedings		69
B. Significant Changes		71
ITEM 9.	THE OFFER AND LISTING	72
A. Offer and Listing Details		72
B. Plan of Distribution		73
C. Markets		73
D. Selling Shareholders		73
E. Dilution		73
F. Expenses of the Issue		73
ITEM 10.	ADDITIONAL INFORMATION	74
A. Share Capital		74
B. Memorandum and Articles of Association		74
C. Material Contracts		80
D. Exchange Controls		80
E. Taxation		80
F. Dividends and Paying Agents		91
G. Statement by Experts		91
H. Documents on Display		91
I. Subsidiary Information		91
ITEM 11.	QUANTITATIVE AND QUALITIVE DISCLOSURE ABOUT MARKET RISK	92
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	93
PART II		94
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	94
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	94
ITEM 15.	CONTROLS AND PROCEDURES	94
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	95
ITEM 16B.	CODE OF ETHICS	95
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	96
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	96

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following tables present selected information from our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated.  We derived the selected consolidated statement of operations for the years ended December 31, 2008, 2009 and 2010 and the selected balance sheet data as at December 31, 2009 and 2010 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with U.S. GAAP.  The selected consolidated statement of operations data for the years ended December 31, 2006 and 2007 and the selected balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

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

	Year ended December 31,
	2006	2007	2008	2009	2010
	(US $ in thousands except per share data)
Statement of Operations Data:
Revenues:
Products	$57,335	$59,422	$59,678	$65,021	$89,358
Services	24,075	29,209	34,903	43,883	54,761
	81,410	88,631	94,581	108,904	144,119
Cost of revenues:
Products	10,267	13,133	15,143	16,609	21,306
Services	5,524	5,895	6,431	6,666	7,898
	15,791	19,028	21,574	23,275	29,204
Gross profit	65,619	69,603	73,007	85,629	114,915
Operating expenses:
Research and development, net	17,659	23,515	28,357	25,674	31,660
Sales and marketing	50,128	57,977	63,591	55,130	64,609
General and administrative	6,178	7,114	12,066	11,930	10,190
Total operating expenses	73,965	88,606	104,014	92,734	106,459
Operating profit (loss)	(8,346)	(19,003)	(31,077)	(7,105)	8,456
Financial income, net	7,422	7,420	3,612	1,987	2,057
Income (loss) before income taxes	(924)	(11,583)	(27,395)	(5,118)	10,513
Income taxes	(356)	(428)	(3,627)	(818)	(879)
Net income (loss)	$(1,280)	$(12,011)	$(31,022)	$(5,936)	$9,634

Basic net earnings (loss) per share	$(0.07)	$(0.62)	$(1.60)	$(0.31)	$0.49
Diluted net earnings (loss) per share	$(0.07)	$(0.62)	$(1.60)	$(0.31)	$0.44

	Year ended December 31,
	2006	2007	2008	2009	2010
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	19,325	19,477	19,440	18,879	19,558
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	19,325	19,477	19,440	18,879	21,734

	Year ended December 31,
	2006	2007	2008	2009	2010
	(US $ in thousands)
Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities	$140,375	$152,110	$88,796	$59,090	$90,925
Long-term bank deposits, structured deposit and marketable securities	23,756	2,735	45,112	67,021	87,864
Working capital	137,406	149,954	82,292	49,573	67,456
Total assets	215,668	216,067	185,464	208,900	260,635
Shareholders’ equity	182,414	176,713	148,062	149,473	184,990
Capital Stock	170,568	176,486	186,450	192,406	219,099

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Although we returned to profitability in 2010, we incurred losses in 2006 through 2009. We had net income of approximately $9.6 million in 2010 and a net loss of approximately $5.9 million in 2009.

Our results for 2010 reflect our recovery from the impact of the global recession and the related slowdown in information technology (“IT”) market spending which we have witnessed during the first half of 2009. In 2010, we returned to profitability as a result of increased revenues and expense controls. Our ability to sustain profitability in the future depends in part on the global economy, the rate of growth of, and changes in technology trends in and other industries in which we currently or may in the future operate, our ability to develop and manufacture new products and technologies in a timely manner, the competitive position of our products, the continued acceptance of our products by our customers and in the industries that we serve and our ability to manage expenses. In the future, we may have to undertake cost reduction initiatives to remain profitable, which could lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flows. We cannot assure you that we will continue to remain profitable.

Our revenues may also not grow or continue at their current level which could negatively impact our results of operations and cash flows. For example, the growth rate in 2009 compared to 2008 was approximately 15% and the growth rate in 2010 compared to 2009 was approximately 32%.

We may also seek to increase our operating expenses during future periods. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation and the results that our past expenditures produce. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. For example, in March 2009 we completed the purchase of certain assets from Nortel Networks Ltd., Nortel Networks Inc. and other Nortel entities (“Nortel”) in relation to the “Alteon®” product line (the “Alteon Acquisition”). During 2009, we invested in the development of a new Alteon 5412 application switch and continued to invest in the expansion and development of many other products and enhancements, including the release of most of our products on our new line of hardware platforms, the OnDemand Switch®. During 2010 we have continued our investment in our Virtual Application Delivery Infrastructure (VADI) and we introduced our ADC-VX virtual ADC which facilitates ADC consolidation in a data center on a signal hardware appliance. In addition, we released the Alteon VA – a SoftADC virtual Appliance which is primarily targeted to Cloud Providers with a high scale ADC requirements in a multi-tenant service environment. Our Alteon Product line was also enhanced with an integrated advanced application acceleration services. In addition, we have continued our investments in our existing Application Delivery product lines with AppDirector®, LinkProof® and AppWall® appliances for the enterprise sector, and continued to enhance our Network Intrusion Prevention System (IPS) DefensePro® product. During 2010 we introduced our next generation central management system – APSolute Vision, which offers modern concept and highly usable User Interface allowing our customers to centrally manage our Appliance base products. We also continued our investment in product developments for the carrier sector with the SIPDirector® and CID® 3.0 line of products. We may not recognize increased revenues from these products, and a failure of any acquisitions or product developments to produce increased revenues could have a material adverse effect on our operations and profitability.

In parallel to our investments in our products portfolio, we have invested in marketing plans and product promotion efforts. Our marketing efforts and any related go-to-market strategies may not result in increased revenues. If our revenues do not increase as anticipated, or if our expenses increase, we may incur losses.

Severe global economic conditions and volatility of the market for our products, including slow-down in expenditures and other trends in our industry, could have a material adverse effect on our results of operations.

Our business is dependent on current and anticipated market demand for our products.  Starting in late 2008 and lasting through much of 2009, the overall market’s IT spending decreased due to the global real estate and financial slowdown which led to a recessionary period. For the Layer 4-7 sector, worldwide market revenue decreased by 20% in 2009 compared to 2008, as estimated by Gartner.

Although the global economy showed signs of recovery by the end of 2009 and during 2010 and the economic outlook for 2011 and subsequent years has improved, should the economic slowdown resume, and/or companies in our target markets reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

On March 11, 2011, a significant portion of Japan suffered damage from a major earthquake and accompanying tsunami. Damage to Japan’s energy supplies, infrastructure and distribution channels has been significant and may cause adverse consequences in the future. As a result, our revenues from Japan may be adversely affected and pending or future purchase orders, from Japan, may be delayed or cancelled as a result.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

Financial income is an important component of our net income. As of December 31, 2010, our investment portfolio, including cash and cash equivalents, had a carrying value of $178.8 million. For the years ended December 31, 2010 and 2009, we had $2.1 million and $2.0 million, respectively, of financial income, as compared to $3.6 million of financial income for the year ended December 31, 2008, which represents 55% and 57%, respectively, of our financial income in 2008. This decrease is attributed mainly to the decrease in prevailing market interest rates in 2010 and 2009, compared to 2008.

The outlook for our financial income is dependent on the future direction of interest rates, the amount of any share repurchases or acquisitions that we make and the amount of cash flows from operations that are available for investment. The performance of the capital markets affects the values of our funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns. Due to certain market developments, including investments’ rating downgrades, the fair value of these investments may decline. If market conditions continue to fluctuate, the fair value of our investments may be impacted accordingly. Although our investment guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility.

During the end of 2008 and in 2009, the capital markets in the United States and elsewhere experienced extreme volatility and disruption. We are exposed to significant capital markets risk, including changes in interest rates, credit spreads and equity prices. Our investment portfolio is affected by the changes in the capital markets. In addition, benchmark interest rates, such as the U.S. Federal Funds Rate, are currently at historic lows, which is likely to significantly impact our investment income.  Changes in interest rates and credit quality may result in fluctuations in the income derived from, or the valuation of, our fixed income securities. Our investment portfolios include a significant amount of interest rate-sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Increases in interest rates will decrease the value of our investments in fixed-income securities. If increases in interest rates occur during periods when we sell investments to satisfy liquidity needs, we may experience investment losses. Conversely, if interest rates decline, reinvested funds will earn less than expected.

Our cash, cash equivalents, short-term and long-term deposits and marketable securities totaled $178.8 million as of December 31, 2010. Our investment portfolio policy is buy and hold, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if the turmoil in the financial markets experienced during 2008 and 2009 reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income during the year ended December 31, 2010, our reported net gain would have decreased by $0.8 million.

Any significant decline in our financial income or the value of our investments as a result of continued low interest rates, deterioration in the credit worthiness of the securities in which we have invested or general market conditions could have an adverse effect on our results of operations and financial condition.

We may experience significant fluctuations in our quarterly financial performance because of our limited order backlog, our need to develop new products, the long sales cycles of our products, and the seasonal fluctuations in our sales.

Our quarterly operating results have varied significantly in the past and may vary significantly in the future as a result of various factors, many of which are outside of our control, including our limited order backlog, our need to develop and introduce new and enhanced products and features, and the long sales cycles of our products.

In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in the sales of our products and services. Because our sales have grown year-over-year since our inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers. For example, we believe that our sales may be reduced during the first quarter of 2011 due to our customers’ annual purchasing budget planning process and the third quarter of 2011 due to a slowdown in business activities during the summer months in Europe. Conversely, our sales during the fourth quarter of 2011 may be increased because some of our customers tend to make greater capital expenditures towards the end of their fiscal years. Based on these anticipated fluctuations in our markets, our sales and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects.

If the markets for Application Delivery and Network Security solutions do not continue to develop, we will not be able to sell enough of our products to achieve and maintain profitability.

The Application Delivery and Network Security markets in which we operate are rapidly evolving and we cannot assure you that they will continue to develop and grow. In addition, we cannot assure you that our products and technology will keep pace with the changes to these markets. Market acceptance of Application Delivery and Network Security solutions may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for Application Delivery and Network Security solutions does not continue to grow, we may not be able to sell enough of our products to achieve, maintain and increase our profitability.

Competition in the market for Application Delivery and Network Security solutions is intense.  As a result, we may lose market share and we may be unable to achieve and maintain profitability.

The Application Delivery and Network Security markets are highly competitive and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc. and Brocade Communications Systems, Inc. (Foundry Networks, Inc). In addition, we face competitors in the Network Security space, with respect to our Intrusion Prevention Systems from: Juniper Networks, Inc., Hewlett Packard, TippingPoint Technologies, Inc., Intel-McAfee, Inc., Sourcefire, Inc., and IBM Corporation (Internet Security Systems). We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Delivery or Network Security solutions and emerge as significant competitors. Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to achieve, maintain and increase profitability. Furthermore, the dynamic market environment poses a challenge in predicting market trends and expected growth.

We operate in a highly competitive industry and may lack the financial resources to compete effectively.

The IT marketplace is highly competitive and has very few barriers to entry. Most of our competitors have greater financial, personnel and other resources than us, which may limit our ability to effectively compete with them.  These competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer requirements;

•	benefit from greater economies of scale;

•	offer more aggressive pricing;

•	invest more resources in research and development in order to gain or maintain a competitive advantage;

•	devote greater resources to the promotion of their products; or

•	bundle their products or incorporate an Application Delivery or Intrusion Prevention component into existing products in a manner that renders our products partially or fully obsolete.

We cannot assure you that we will be able to implement our business strategy in a manner that will allow us to be competitive. If any of our competitors offer products or services that are more competitive than ours, we could lose market share and our business, financial condition and results of operations could be materially and adversely affected as a result.

We must develop new products as well as enhancements and new features to existing products to remain competitive.  If we fail to develop new products and product enhancements on a timely basis, we may lose market share.

The markets for Application Delivery and Network Security solutions are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Our products typically constitute a critical portion of our customers’ data centers. In recent years, the capacity of transactions in such data centers has been steadily increasing.  Due to such increases in capacity and in order to remain competitive in our industry, we must address the increased needs of our customers by developing more powerful platforms for our products. Additionally, we must address increased demands by our customers for advancements in our applications in order to support our customers’ growing needs and evolutions in their data centers. In order to meet this challenge and remain competitive in the market, we must introduce new enhancements to our existing product lines.

Accordingly, our future success will generally depend to a substantial extent on our ability to:

•	invest significantly in research and development;

•	develop, introduce and support new products and enhancements on a timely basis; and

•	gain market acceptance of our products.

We are currently developing new products and enhancements to our existing products. Our development of new products and enhancement of current products is undertaken in an effort to remain competitive in our market, and our failure to do so could result in a decrease in our revenues. In addition, we must invest in research and development in order to remain competitive in our industry. However, there can be no assurances that continued investment and higher costs of research and development will ultimately result in us maintaining or increasing our market share, which would result in a decline to our operating results.  If our research and development expenses increase without a corresponding increase in our revenues, it could have a material adverse effect on our operating results. We may not be able to successfully complete the development and market introduction of new products or product enhancements. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors.

During 2010, we invested in, and plan to continue to invest in 2011 in developing or when appropriate, acquiring, capabilities to advance our APSolute product family and market vision for business-smart networking. As part of such investments, we acquired Covelight Systems, Inc., or Covelight, in April 2007 for their web channel intelligence technology. In addition, in 2009 we completed the Alteon Acquisition and purchased Nortel's application delivery switches. Since the Alteon Acquisition we have made significant product investments, upgraded Alteon to the OnDemand Switch platforms as well as introduced the Virtual Application Delivery Infrastructure (VADI) product offering. At the time of the Alteon Acquisition, we also announced that we would support the Alteon Series 2 and 3 application switches for five years. We have allocated development manpower to deliver ongoing software maintenance for our existing Alteon customers and we are continuously releasing new software versions addressing customers' needs and enhance existing Alteon product line functionality. These investments are part of our positioning initiative branded as “business-smart networking”. There is no assurance that we will be successful in marketing and selling our next generation Application Delivery and Network Security solutions, or that we will be able to grow revenues to justify our investments.

Our failure to develop and market new products or product enhancements on a timely basis or our failure to gain market acceptance of our new products which could result in our loss of market share and our business, financial condition and results of operations could be materially and adversely affected as a result.

We may make acquisitions or pursue mergers that could disrupt our business and harm our financial condition.

As part of our business strategy, we may invest in or acquire other businesses, technologies or assets or enter into joint ventures or other strategic relationships with third parties. For example, in the last five years, we have acquired the business of Covelight and the “Alteon” product line of Nortel. In connection with future acquisitions, we may assume liabilities, incur acquisition related costs, incur amortization expenses or realize write-offs on assets no longer being used or phased out. In addition, the future valuation of these acquisitions may decrease from the market price paid by us which could result in the impairment of our goodwill associated with the relevant assets. For example, during 2008 we had an impairment charge of $2.0 million in connection with intangible assets acquired as a result of the Covelight acquisition. Moreover, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

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

We cannot be certain that our recent acquisitions or any future acquisitions or mergers will be successful. If the operation of the business of any recent or future acquisitions or mergers disrupts our operations, our results of operations may be adversely affected, and even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition. In addition, our pursuit of potential acquisitions may divert our management’s attention from our core business and require considerable cash outlays at the expense of our existing operations, whether or not such transactions are consummated.

We have a limited order backlog, and if revenue levels for any quarter fall below our expectations, our earnings will decrease.

We have a limited order backlog which makes revenues in any quarter highly dependent on orders received and delivered in that quarter. Consequently, a delay in our recognition of revenue may have a negative impact on our results of operations for a given quarter. We base our decisions regarding our operating expenses on anticipated revenue trends and our expense levels are relatively fixed. As such, because only a small portion of our expenses are dependent on our revenues, if our revenues fall below our expectations, our earnings and profitability for that period will be materially and adversely affected.

We depend upon independent distributors to sell our products to customers.  If our distributors do not succeed in selling our products, we may not be able to operate profitably.

We sell our products primarily to independent distributors, including value added resellers, original equipment manufacturers and system integrators, and are highly dependent upon these distributors’ active marketing and sales efforts. These distributors resell our products to the ultimate customers. We currently have several dozen active independent distributors and resellers that sell our products. Our distribution agreements with our distributors generally are non-exclusive, one-year agreements with no obligation on the part of our distributors to renew the agreements.  Our distribution agreements typically do not prevent our distributors from selling products of our competitors and do not contain minimum sales or marketing performance requirements. As a result, our distributors may give higher priority to products of our competitors or their own products, thereby reducing their efforts to sell our products. In addition, we may not be able to maintain our existing distribution relationships, and we may not be successful in replacing them on a timely basis or at all. We may also need to develop new distribution channels for new products and we may not succeed in doing so. Any changes in our distribution channels or our inability to establish distribution channels for new products will impair our ability to sell our products and result in a material adverse effect on our business, financial condition and results of operations.

Our products generally have long sales cycles, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. As a result, our pre-sales process is often subject to delays associated with budgetary constraints, lengthy approval processes and procurement processes that typically accompany the design and testing of new equipment. The sales cycles of our products to new customers can last as long as twelve months from initial presentation to sale. This long sales cycle results in a delay to our recognition of revenue and results in our need to make significant investments in marketing and sales. Long sales cycles also subject us to risks not usually encountered in a short sales cycle, including our customers’ budgetary constraints and internal acceptance reviews and processes prior to purchase.  In addition, orders expected in one quarter could shift to another because of the timing of our customers’ procurement decisions. Furthermore, customers may defer orders in anticipation of new products or product enhancements introduced by us or by our competitors. These factors complicate our planning processes and reduce the predictability of our earnings. Our customers may also defer orders in anticipation of new products or product enhancements introduced by us or by our competitors. These factors complicate our planning processes and reduce the predictability of our earnings.

We must manage our anticipated growth effectively in order to maintain and increase our profitability.

We have actively expanded our operations in the past and may continue to expand them in the future in order to gain market share in the evolving market for Application Delivery and Network Security solutions.  This expansion has required, and may continue to require, managerial, operational and financial resources.

We cannot assure you that we will continue to expand our operations successfully. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and we may not be profitable.

In addition, as we continue our growth efforts, we may need new or enhanced systems, procedures or controls. For example, in 2009 we started implementing a companywide Oracle customer relationship management and cloud computing service based system, which helps us to manage customers and potential customer relationships. However, the transition to new systems, procedures or controls, as well as any delay in transitioning to new or enhanced systems, procedures or controls, may result in increased costs and harm our ability to accurately forecast sales demand and manage our customer relationships.

Our international sales may expose us to additional risks

We currently offer our products in over 41 countries, including the U.S. For the years ended December 31, 2010 and 2009, our sales outside the Americas represented approximately 72% and 73%, respectively, of our total sales. Our international business activity involves varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, the possibility of unfavorable circumstances arising from host country laws or regulations, including unexpected changes of interpretations thereof, partial or total expropriation, export duties and quotas, local tax exposure, insurrection or war, and differences in business practices. For example, we are required to comply with European Union Directives with respect to product quality assurance standards and environmental standards.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A large portion of our expenses, principally salaries and related personnel expenses, are paid in shekels, whereas most of our revenues are generated in U.S. dollars and Euros. During 2010, we witnessed a strengthening of the shekel against the U.S. dollar, which increased the dollar value of Israeli expenses. If the shekel continues to strengthen against the U.S. dollar, the value of our Israeli expenses will continue to increase.

•	A portion of our international sales are denominated in currencies other than U.S. dollars, such as the Euro, thereby exposing us to gains and losses on non-U.S. currency transactions.

•
We incur expenses in several other currencies in connection with our operations in Europe and Asia. The devaluation of the U.S. dollar relative to such local currencies causes our operational expenses to increase.

•
The majority of our international sales are denominated in U.S. dollars. Accordingly, a devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to decrease orders or default on payment.

•
We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations.  We do not currently have any plans to hedge against future risks related to currency risk.

Consequently, we are exposed to risks related to changes in currency exchange rates and fluctuations of exchange rates, any of which could result in a material adverse effect on our business, financial condition and results of operations. For a further discussion of the impact on currency exchange rates on our business, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Our success depends on our ability to attract, train and retain highly qualified sales, technical and customer support personnel.

As we grow, we may need to increase our research and development, sales and marketing, and support staff. Our products require a sophisticated marketing and sales effort targeted at several levels within a prospective customer’s organization. Accordingly, we need highly-trained sales, marketing and customer support personnel. Competition for such qualified personnel is intense. Consequently, we may not be able to hire sufficient personnel to support our business operations, which could result in a material adverse effect on our business, financial condition and results of operations.

We are dependent on Roy Zisapel, our President and Chief Executive Officer, the loss of whom would negatively affect our business.

Our future success depends in large part on the continued services of our senior management and key personnel.  In particular, we are highly dependent on the services of Roy Zisapel, our President and Chief Executive Officer. Although we have employment contracts with our senior management and key personnel, including Mr. Zisapel, we do not carry life insurance on our senior management or key personnel. Any loss of the services of Mr. Zisapel, other members of senior management or other key personnel could negatively affect our business.

Undetected defects and errors may increase our costs and impair the market acceptance of our products.

Our products have occasionally contained, and may in the future contain, undetected defects or errors, especially when first introduced or when new versions are released, due to defects or errors we fail to detect, including in components supplied by third parties. These defects or errors may be found after the commencement of commercial shipments. In addition, our customers integrate our products into their networks with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the product that has caused the problem. Regardless of the source of these defects or errors, we will then need to divert the attention of our engineering personnel from our product development efforts to address the detection and correction of these errors and defects. In the past, we have not incurred significant warranty or repair costs, nor have we been subject to liability claims for damages related to product errors or defects nor experienced any material lags or delays as a result thereof. However, we cannot assure you that we will not incur these costs or liabilities or experience these lags or delays in the future.  Any insurance coverage that we maintain may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors and defects, whether caused by our products or the components supplied by another vendor, may result in significant customer relations problems and injure our reputation, thereby impairing the market acceptance of our products.

We rely on third-party assembly and manufacturing vendors to provide our finished products. If such vendors are not able to provide us with adequate supplies of the products, we may be delayed in fulfilling order or we may not be able to deliver sufficient quantities of our products to satisfy demand.

We rely on Nexcom International Co. Ltd. (“Nexcom”), USR Technologies and Electronics (2003) Ltd. (“USR”), and Sanmina SCI Corporation (“Sanmina”) for the production of certain of our products. For the year ended December 31, 2010, we purchased approximately 70%, 12% and 18% of our products from Nexcom, USR and Sanmina, respectively. If we are unable to continue to acquire products from those manufacturers on acceptable terms, or should any of these suppliers cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, any of which could result in a material adverse effect on our business, financial condition and results of operations.

A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs

Our growth and ability to meet customer demands depend in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We cannot assure you that we will not encounter supply and fulfillment issues in the future. Although in many cases we use standard parts and components for our products, certain components are presently available only from a single source or limited sources. We may not be able to diversify sources in a timely manner, which could harm our ability to deliver products to customers and seriously impact present and future sales.

We may experience a shortage of certain component parts as a result of our own manufacturing issues, manufacturing issues at our suppliers or contract manufacturers, capacity problems experienced by our suppliers or contract manufacturers, or strong demand in the industry for those parts, especially if there is growth in the overall economy. If there is growth in the economy, such growth is likely to create greater pressures on us and our suppliers to accurately project overall component demand and component demands within specific product categories and to establish optimal component levels. If shortages or delays persist, the price of these components may increase, or the components may not be available at all.

We may also encounter shortages if we do not accurately anticipate our needs. We may not be able to secure enough components at reasonable prices or of acceptable quality to build new products in a timely manner in the quantities or configurations needed. Accordingly, our revenues and gross margins could be materially and adversely affected until other sources can be developed.

In addition, our operating results could be materially and adversely affected if we anticipate greater demand than actually develops and we commit to the purchase more components than we actually require.

Any disruption in our supply chain could result in a material adverse effect on our business, financial condition and results of operations.

Our profitability could suffer if third parties infringe upon our proprietary technology.

Our profitability could suffer if third parties infringe upon our intellectual property (“IP”) rights or misappropriate our technologies and trademarks for their own businesses.

Our success depends upon, in part, the protection of our proprietary software installed in our products, our trade secrets and our trademarks.  We seek to protect our IP rights through a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others.  In the U.S. and several other countries, we have registered or acquired trademarks.  In addition, we have registered patents in the U.S. and have pending patent applications and provisional patents in connection with several of our products’ features.

The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our IP rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.  Failure to adequately protect our IP could devalue our proprietary content and impair our ability to compete effectively. Furthermore, defending our IP rights could result in the expenditure of significant financial and managerial resources.

Our products may infringe on the intellectual property rights of others.

Third parties may assert claims that we have violated a patent, trademark, copyright or other proprietary IP right belonging to them. As is characteristic of our industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in litigation alleging infringement could require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. An unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business and operating results.

Our non-competition agreements with our employees may not be enforceable in certain jurisdictions.  If any of these employees leaves our Company and joins a competitor, our competitor could benefit from the expertise our former employee gained while working for us.

We currently have non-competition agreements with most of our employees. These agreements prohibit our employees, in the event they cease working for us, from directly competing with us or working for some of our competitors for a limited period after termination of employment.  The laws of the U.S., Israel and other countries in which we have employees, may limit or prohibit our ability to enforce these non-competition agreements or may allow us to enforce them only to a limited extent. In the event that we are unable to enforce any of these agreements, competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.

Some of our deposits and other investments may be in excess of insured limits and are not insured in other jurisdictions.

The majority of our cash and cash equivalents, and short-term and long-term bank deposits are invested in banks in the U.S. and in Israel. The Israeli bank deposits are not insured, while the deposits made in the U.S. are in excess of insured limits and are not otherwise insured.  If one or more of these financial institutions were to become insolvent, the loss of these investments would have a material adverse effect on our financial condition.

We are subject to certain tax audits, which could adversely affect our financial condition.

We operate our business in various countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in the countries in which we operate.

For example, following an audit in December 2010 of our Israeli tax returns for the 2004 and 2005 fiscal years, the Israeli Tax Authority (“ITA”) issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 16.1 million (approximately $4.5 million) for 2004 and NIS 15.5 million (approximately $4.3 million) for 2005 including interest as of the assessment date. We have appealed the orders relating to both years with the Tel Aviv District court, and these appeals are currently pending.

Following an audit of our Israeli tax returns for the 2006 through 2008 fiscal years, the ITA issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 19.9 million (approximately $5.5 million) for 2006 and NIS 9.4 million (approximately $2.61 million) for 2008 with respect to these years including interest as of the assessment date. We have appealed such assessments and the ITA is currently conducting a re-examination.

There can be no assurance that the courts or ITA will accept our positions with respect to our tax returns. We may be required to pay all or a portion of the assessments. Such a payment could result in a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Market for Our Ordinary Shares

Three shareholders may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

As of March 18, 2011, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned 14.13% of our ordinary shares outstanding and Yehuda Zisapel’s son, Roy Zisapel, our Chief Executive Officer, President and director, beneficially owned approximately 4.82% of our ordinary shares outstanding (see “Item 6E – Directors, Senior Management and Employees - Share Ownership”).  Additionally, Yehuda Zisapel’s brother, Zohar Zisapel, beneficially owns 2.91% of our outstanding ordinary shares (See “Item 7A – Major Shareholders and Related Party Transactions – Major Shareholders”). As a result, these shareholders, none of whom have a voting agreement, may exert significant influence in the outcome of various actions that require shareholder approval, including the election or removal of our directors and the approval or rejection of a merger and similar corporate transactions.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If we are classified as a PFIC, our U.S. shareholders could suffer adverse U.S. tax consequences, including having gain realized on the sale of our ordinary shares treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sales proceeds, and to certain “excess distributions” with respect to our ordinary shares.

For our 2010 taxable year, the average percentage of our passive assets to the fair market value of our total assets was below 50%. Therefore, we do not believe that we should be classified as a PFIC for 2010. There can be no assurance, however, that the United States Internal Revenue Service (“IRS”) will not challenge this treatment, and it is possible that the IRS will attempt to treat us as a PFIC for 2010 and prior taxable years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and assets and the future price of our ordinary shares, all of which are relevant to the PFIC determination. There can also be no assurance that we will not become a PFIC in future taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report entitled “Item 10 – Additional Information – Taxation — United States Federal Income Tax Considerations.”

We do not intend to pay cash dividends.

Our policy is to retain earnings for use in our business operations. For this reason, we do not intend to pay cash dividends on our ordinary shares in the foreseeable future.

Our share price has decreased significantly in the past and could continue to fluctuate and further decrease in the future.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price decreased significantly during 2008, but has since recovered. The highest closing price of our shares during the first quarter (as of the date of this document) of 2011 was $42.73, compared to the lowest closing price of $4.99 during 2008. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly and further decrease, including:

•	fluctuations in our quarterly revenues and earnings and those of our publicly-traded competitors;

•	shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors;

•	the introduction of new products and new industry standards;

•	changes in pricing policies by us or our competitors;

•	general market conditions and changes in market conditions in our industry;

•	the general state of the securities market (particularly the technology sector); and

•	political, economic and other developments in the State of Israel, the U.S. and worldwide.

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

We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations. We could be adversely affected by any major hostilities, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries or companies may restrict doing business with Israel and Israeli companies as the result of the aforementioned hostilities. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

In early 2011, riots and popular uprisings in several countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and some of these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel could negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Some of our directors and officers as well as many of our Israeli employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

Some of our directors, officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army.  They may also be subject to being called to active duty at any time under emergency circumstances. Roy Zisapel, our Chief Executive Officer and President, and Amir Peles, our Chief Technical Officer, are among our key employees subject to the military service. Our operations could be disrupted by the absence, for a significant period, of one of more of these officers or other key employees due to military service, and any disruption in our operations could harm our business.   The full impact on our workforce or business if some of our officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

The change in the exchange rate between the New Israeli Shekel against the U.S. dollar and/or the U.S. dollar against the Euro and other currencies is volatile, and may negatively impact our costs.

The majority of our revenues worldwide is denominated in U.S. dollars or is dollar-linked. Our sales to most European countries are in Euros. The substantial portion of our expenses is incurred in U.S. dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies, mainly in Israel - in NIS, in Europe - in Euros and in Asia-Pacific - in several local currencies. If the NIS increases in value relative to the dollar, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In addition, if the Euro increases in value relative to the dollar and sales in Euros do not exceed expenses incurred in Euros, the dollar cost of our operations in Europe will increase and our operating profit will be adversely affected. If the Euro decreases in value relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit will be negatively affected as a result of a decrease in the dollar value of our sales. If the dollar decreases in value relative to Chinese, Indian, Australian and/or Japanese currencies, the dollar cost of our operations in Asia-Pacific will increase and our operating profit will be negatively affected. For example, during 2010, the average value of the dollar decreased in relation to the NIS and increased in relation to the Euro. As a result, during 2010, we had an increase in expenses in Israel, which was partially offset by the decrease we had in our expenses in Europe, which are mostly denominated in Euro. In addition, due to the fact that our sales to most European countries are also denominated in Euro, we were negatively impacted by the weakening of the Euro value relative to the dollar. We cannot provide assurances that we will not be materially adversely affected by the rate of inflation in Israel or exchange rate fluctuations in the future. See also "Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations" above in this section.

We obtain substantial benefits from the Israeli Office of Chief Scientist, which subjects us to ongoing restrictions.  In addition, these benefits may not continue or in the future may be limited or restricted.

We received, and may in the future apply for, royalty-bearing or non-royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “Chief Scientist”) for research and development programs that meet specified criteria. The terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. In addition, any non-Israeli who becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer (including by way of holding 25% or more of the voting power, equity or the right to nominate directors in such direct holder), or is serving as one of our directors or as our chief executive officer, is required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions and penalties of which are the transferability limits described above.

Further, the Chief Scientist grants may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer certain research and development and/or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations.

The tax benefits we may receive in connection with our approved enterprise program or benefited enterprise program require us to satisfy prescribed conditions and may be terminated or reduced in the future.  This would increase taxes and decrease our net profit.

We have in the past received, and may in the future apply to receive, certain Israeli government grants and may in the future utilize certain tax benefits in Israel by virtue of these programs. To remain eligible for these grants and tax benefits, we must continue to meet certain conditions, including making some specified investments in fixed assets and maintaining a certain level of foreign investors’ holdings in our ordinary shares. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we may have to pay certain taxes or refund payments previously received under these programs (with interest and linkage differentials). We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all.  If these programs and tax benefits are ended, our business, financial condition and results of operations could be materially and adversely affected.

Provisions of Israeli law and of our Articles of Association could delay, prevent or make difficult a change of control of us, thereby depressing the price of our ordinary shares.

Provisions of Israeli corporate and tax law and our Articles of Association may have the effect of delaying, preventing or making an acquisition of us more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, an Israeli court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our Articles of Association provide that our directors, other than our external directors, are elected in three staggered classes by a majority vote of our shareholders. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control over us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unwilling to do so because of these provisions of Israeli law and the classified structure of our board of directors. For additional information on this topic, see “Item 10B – Additional Information – Memorandum and Articles of Association – Mergers and Acquisitions under Israeli law.”

It may be difficult to enforce a U.S. judgment against us or our officers and directors and to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the U.S. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the U.S., any judgment obtained in the U.S. against us or any of our directors or officers may not be collectible within the U.S.

It may be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel may not be the most appropriate forum to bring such a claim.  In addition, even if an Israeli court agrees to hear such a claim, it may determine that Israeli law and not U.S. law is applicable. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.  There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws and a monetary or compensatory judgment in a non-civil matter, provided that:

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

Radware Ltd. was organized in May 1996 as a corporation under the laws of the State of Israel and commenced operations in 1997. Our principal executive offices are located at 22 Raoul Wallenberg Street, Tel-Aviv 69710, Israel and our telephone number is 972-3-766-8666. Our website address is www.radware.com (information contained on our website is not incorporated herein by reference and shall not constitute part of this annual report).

As of September 1, 1998, we established Radware Inc., a wholly-owned subsidiary in the U.S., which conducts the sales and marketing of our products in the Americas and is our authorized representative and agent in the U.S. The principal offices of Radware Inc. are located at 575 Corporate Dr., Lobby 2, Mahwah, NJ 07430 and its telephone number is 201-512-9771. We also have several wholly-owned subsidiaries world-wide handling local support and promotion activities.

In September 1999, we conducted the initial public offering of our ordinary shares and our ordinary shares commenced trading on the NASDAQ. In January 2000, we completed a secondary public offering.

In December 2005, we acquired the business of V-Secure, which included the acquisition of IP, technology, customers’ relationship and goodwill. In April 2007, we acquired Covelight, a U.S.-based company providing web channel intelligence technology, which added enhanced capabilities to our portfolio. In March 2009, we completed the acquisition of Nortel’s Layer 4-7 application delivery business. See “Item 10C—Additional Information – Material Contracts.” Each of these acquisitions has added enhanced capabilities to our business.

For a discussion of our capital expenditures and divestitures, see “Item 5B—Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

B.	Business Overview

General

Our target markets are Application Delivery and Network Security. Our products and activities are focused on delivering availability, performance and security to enterprises’ and carriers’ data centers. This market sector is comprised of a few solution domains, among which we focus on two:

•	The Application Delivery solution domain consists of simple load balancing application switches (Layer 4-7) targeted at:

m	the medium- to large-size business sector for simple applications (SLB);

m	advanced application delivery (ADC) platforms targeted at the medium- to large-size enterprise sector; and

m	wide area network (WAN) optimization controllers (WOC).

The Application Delivery solution domain is also referred to by select industry analysts as the Application Acceleration market. Our Application Delivery product portfolio consists of advanced application delivery platforms, which offer, in addition to Layer 4-7 switching, benefits in terms of business continuity and resiliency, agility and efficiency by optimizing the delivery of applications across IP and web-based networks. Among others, our products offer sophisticated features, including Web application firewall, Extensible Markup Language (XML) validation, Session Initiation Protocol (SIP) Load Balancing, Application Program Interfaces (APIs), content transformation, all of which are designed to meet complex networking infrastructure and data center demands.

•
The Network Security solution domain is more diffuse and consists of firewall/Virtual Private Networks (VPN), Unified Threat Management (UTM), intrusion detection systems, intrusion prevention systems, network behavioral analysis (NBA) systems and Secure Sockets Layer/ Internet Protocol Security (SSL/IPSec) VPN appliances. Our proprietary offering to this domain focuses on attack mitigation systems, which are in-line devices that monitor network and/or system activities for malicious or unwanted behavior and can react, in real-time, to block or prevent those activities.

We develop, manufacture and market integrated networking solutions that allow our enterprise and carrier customers to deliver their mission critical applications successfully between data centers and remote locations, over all critical points in the network. Our solutions, in substantially all situations, include both Application Delivery and Network Security solutions.

Our Application Delivery and Network Security solutions enable customers to manage their network infrastructure, bypass systems failures, scale their application performance and secure their Internet protocol (“IP”) traffic.  In addition, our solutions enable our customers to pay for the exact capacity they need, eliminate the risks of capacity planning and scale and pay as they grow without having to replace the devices.  Our solutions help customers increase business agility, save capital and operating expenditures, improve productivity and extract the greatest value from investments in network infrastructures.

Over the years, our products have won a number of awards for performance, including:

•	Network Computing (Editor’s Choice)
•	SC Magazine (Recommended Buy Award; Finalist Best Network Security)
•	Network Computing (Well-Connected)
•	Internet World (Best of Show)
•	PC Magazine (Editor’s Choice)
•	Network Magazine (Product of the Year)

Most recently, we have received the following recognition and awards:

•	Internet Telephony Magazine (2010, 2009 and 2008 Excellence Award)
•	Internet Telephony Magazine (2010 & 2008 TMC Labs Innovation Award)
•	Internet Telephony Magazine (2009 & 2008 Product of the Year Award)
•	Communications Solutions (2009 and 2008 Product of the Year Award)
•	Next Generation Networks (2010 and 2009 NGN Leadership Award)
•	Info Security Products Guide (2010 and 2009 Global Excellence - Intrusion Prevention Solutions and Customer Trust Awards)
•	Network Computing Magazine (2009 Finalist, Load Balancing - Product of the Year Award)
•	Network Products Guide (2009 & 2008 Best in Global Load Balancing; 2009 & 2008 Best in Behavioral Security Reader’s Trust Awards)

All of our products are Underwriters Laboratories (UL) and ISO 9001:2000 Quality of Management compliant. Some of our products have also achieved significant industry certification, including:

•	the Common Criteria Evaluation & Validation Scheme (CCEVS) EAL 3 through the National Security Agency (NSA) program; and
•	FIPS 140-2 through the National Institute of Standards (NIST).

In addition, we have been recognized in our respective markets by independent, third-party IT analysts such as Forrester Research, Frost & Sullivan,  IDC and Yankee Group and as a market leader in the application delivery market by Gartner.

Products, Operating System (OS), Management Tool, Platforms and Subscription Services

We sell application delivery and network security products (“Devices”) that are delivered on top of a unified hardware switching platforms family (OnDemand Switch series) with various levels of processing power, throughput, port density, and speed depending on selected model. Our products run different configurations of embedded software to deliver features specific to the intended operation of the appliance. Multiple Radware Devices can be managed through our common management tool and dashboard (Apsolute Vision).

Products

Radware’s product offering consists of the following product families:

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

•       Alteon® Application Switch Application Delivery Controller delivers a reliable Layer 4-7 switching and operation simplicity. Built around the patented, distributed processing Virtual Matrix scalable architecture, these switches provide uncompromising performance and value.  Alteon Application Switch supports local, global and transparent load-balance and Application Acceleration as well as multi-homing network load-balance and bandwidth management capabilities. Alteon ADC-VX enhances the Alteon Application Switch with the ability of executing multiple Virtual ADC instances (vADC) on the same ADC physical OnDemand Switch Hardware appliance, allowing our customers to consolidate multiple Physical ADC on a single Alteon ADC-VX. Our Alteon VA (Virtual Appliance) which runs Alteon Application Switch on top of general purpose server hardware under the server Hypervisor Virtual Machine matches the Alteon Application Switch functionality and primarily addresses cloud providers’ needs for high ADC scalability.

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

Carrier solutions

•      CID - Content Inspection Director® is Radware’s transparent, smart redirection and dynamic policy enforcement device and is designed to meet contemporary carrier needs. Using a deep packet/flow inspection (DPI/DFI) engine, CID enables carriers and service providers to provide fast time-to-market and value-added service deployments.

•       SIP Director® is a comprehensive Session Initiation Protocol (SIP) SIP-aware application delivery controller for application vendors, telecom equipment manufacturers (TEMs) and system integrators (SIs). SIP director ensures the delivery of a reliable, fast and secure SIP service in a cost effective manner.

Network IPS– attack mitigation

•       DefensePro® Intrusion Prevention and Denial of Service (DOS) products protect against worms, bots, viruses, malicious intrusions and DOS attacks at up to 12-Gigabit speeds, preventing attacks in real-time for intrusion prevention and multi-layer application defense.

Real-Time Intelligence

•       Inflight™ is a hardware device that provides online, network-based pervasive monitoring solutions that deliver actionable, real-time business-level events to any back-end analytic system to optimize business processes and ensure compliance.

Central Management Solutions

•       APSolute Vision ® is an appliance-based management and monitoring system for IT staff to centrally manage distributed devices and check the health, real-time status, performance and security of enterprise-wide application delivery infrastructures.

OnDemand Switch Platforms

Radware’s APSolute product suite is powered by the OnDemand Switch®, the company’s hardware platform, which provides high performance and on-demand throughput and service scalability. Based on its “scale-as-you-grow” approach, no forklift upgrade is required even when there are new business requirements. Customers only pay for the exact capacity currently required. Throughput capacity, application-aware services or applications acceleration services can be scaled on-demand to meet new or changing application infrastructure needs. The advantages to this on demand approach are short-term and long-term savings on CAPEX and OPEX for full investment protection without a compromise on performance.

Since 2008, we introduced our new generation of hardware platforms, the OnDemand Switch, which was initially designed for up to 4- Gigabit-per-second (Gbps) and addressed the requirements of low to medium size Data Centers. The OnDemand Switch was then extended to high-end environments, supporting up to 20- Gbps and addressed the requirements of medium and large-sized enterprises and carriers. The OnDemand Switch series provides expandable throughput from 0 to 4 Gbps via software license upgrade to meet the ever-changing needs of growing businesses, simplifying the upgrade process and providing investment protection with on-demand throughput and services scalability, supporting all layer 4-7 network requirements. The OnDemand Switch v1 Series features nominal throughput from 0 to 4 Gbps with 8 traffic ports of gigabit Ethernet (GbE); while the OnDemand Switch v2 Series features nominal throughput from 1 to 4 Gbps and 16 traffic ports of gigabit Ethernet. In the fourth quarter of 2008, we introduced the OnDemand Switch v3 series, which delivers the same acclaimed on demand, “pay-as-you-grow” software license upgrade capability. The OnDemand Switch v3 Series features scalability and investment protection up to 20 Gbps of throughput capacity, high port density including 4 10GbE and 8 GbE traffic ports. All our OnDemand Switches support dual power redundency with dual AC/DC power supply.

During 2010, we completed the migration of the Alteon Product line to the OnDemand Switch platforms. The Alteon series 4 consist of  the Alteon 4408, utilizing the OnDemand Switch vl, and the Alteon 4416 , utilizing the OnDemand Switch v2. The Alteon series 5 consist of the Alteon 5412, utilizing the OnDemand Switch v3. Our Alteon series 4 and 5 platforms on OnDemand Switch, delivering high performance, low latency, high reliability and supporting the OnDemand “pay-as-you-grow” scalability.

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

Operating System (APSolute OS)

APSolute OS is a modular operating system for our products.  Users can define classes of traffic and policies for how network resources should handle that traffic based on any combination of network, application. content and user information. APSolute OS service modules, which are described below in greater detail, are available on our hardware products and include: Application – Smart Classification and Flow Management; Health Monitoring and Failure Bypassing; Traffic Redirection; Bandwidth Management; Application Acceleration; Intrusion Prevention; and DoS Protection.  With APSolute OS, enterprises and carriers can address existing and emergent application service requirements across server farms, security and connectivity layers.

•
APSolute OS Application-Smart Classification and Flow Management. Our innovative APSolute OS features a unique classification and flow management engine that is used to classify traffic based on the industry’s most extensive and granular set of application intelligence.  Users can define classes of traffic and policies for how network resources should handle that traffic based on any combination of network, application, content and user information.  APSolute OS tracks the flow of traffic end-to-end and implements multi-step decisions at every critical point across the transaction path to ensure optimized application delivery.

•
APSolute OS Health Monitoring and Failure Bypassing. APSolute OS Health Monitoring and Failure Bypassing continuously checks all network resources detecting failures in real-time and automatically redirecting traffic to the highest performing resources to bypass failures and guarantee high application availability and continuous operation.

•
APSolute OS Traffic Redirection. APSolute OS Traffic Redirection intelligently distributes traffic across network devices and application servers to optimize the utilization of local and global resources, and ensure service availability, security and redundancy. APSolute OS Traffic Redirection enables maximum utilization of IT infrastructure capacities across server farms and local and global sites using an extensive array of traffic redirection algorithms to dispatch traffic including response time, custom algorithm, cyclic distribution, least users, least packets and least bytes.

•
APSolute OS Bandwidth Management. APSolute OS Bandwidth Management extends granular classification and control over bandwidth resource allocation, prioritizing all network traffic and guaranteeing service levels for mission critical applications across the entire network (with TOS and Diffserv marking).

•
APSolute OS Application Acceleration. The APSolute OS advanced Layer 4-7 application acceleration technologies include SSL offloading, Transmission Control Protocol (TCP) optimization, caching and reverse proxy, Web compression and advanced image and content compression.

•
APSolute OS Intrusion Prevention. APSolute Intrusion Prevention automatically secures application network resources by continuously monitoring and inspecting all network traffic and immediately terminates suspicious sessions by implementing user/application/content policies to completely safeguard applications.  On-the-fly SSL inspection and IP reassembly provide an additional layer of protection against hacker evasion techniques.

•
APSolute OS DoS Protection. APSolute OS DoS Protection identifies and stops debilitating Denial of Service, Distributed Denial of Service (DDoS), and Structured Query Language (SQL) injections and protocol/traffic anomalies, protecting the network from service failures and downtime. Using advanced technologies including behavior-based analysis, APSolute OS DoS Protection automatically detects abnormal requests and thwarts network attacks before they undermine server operations, all the while ensuring secure traffic operations for uninterrupted service continuity.

Management Tool (APSolute Vision)

During 2010, we released APSolute Vision central management system supporting our appliance base products and which replaces APSolute Insite, our former management system. APSolute Vision is the management and monitoring tool for the APSolute family of application delivery and security solutions. It permits the setup, configuration and management of all our products from one central unified console. As the central element for the entire APSolute product family, APSolute Vision provides immediate visibility to health, real-time status, performance and security of enterprise-wide application delivery and network and application security infrastructures. This enables configuration and true performance management, along with advanced monitoring and reporting capabilities, as well as full visibility into the customer’s network’s security. It lets network administrators proactively monitor network activity and tune network behavior by quickly detecting, isolating and resolving problems before they impact user and business productivity. These capabilities do not rely on any specific middleware, software or custom code.

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

Emergency Response Team (ERT) Service

Our new Emergency Response Team (“ERT”) service is designed to provide 24x7 security services for customers facing a denial-of-service (“DoS”) attack or a malware outbreak. Often, these attacks require immediate assistance. The ERT provides instantaneous expert security assistance in order to restore network and service operational status. The ERT is staffed by experts that have vast knowledge and experience with network threats, their detection and mitigation, and in-depth experience of the DefensePro family of products. In addition, the ERT takes learning from each customer engagement and simulates the same scenario internally for further analysis and proactive implementation of defense techniques for other customers that may face a similar security threat.

Customers and End-Users

With the exception of our limited direct sales to select customers, we sell our products through distributors or resellers who then sell our products to end users.

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

In 2010, approximately 28% of our sales were in the Americas (principally in the United States), 31% were in EMEA (Europe, Middle East and Africa) and 41% in Asia-Pacific, compared to 27%, 33% and 40%, respectively, in 2009, and 25%, 32% and 43%, respectively, in 2008. Other than the United States and China, no single country accounted for more than 10% of our sales for 2010.

In 2010, approximately 62% of our sales derived from product sales and 38% derived from service sales, compared to approximately 60% and 40%, respectively, in 2009 and approximately 63% and 37%, respectively, in 2008. For the years ended December 31, 2010, 2009 and 2008, no single customer accounted for more than 10% of our sales. As of December 31, 2010 and 2009, no single customer represented more than 10% of the trade receivables balance.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see Item 5A – Operating and Financial Review and Prospects – Operating Results.

Seasonality

Our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales and by seasonal purchasing patterns of some of our customers. Some of our customers plan their annual purchasing budget at the beginning of each year which causes operating results in our first quarter of the year to be lower than other quarters. In addition, our operating results in the third quarter tends to be lower than other quarters due to the slowdown in business activities during the summer months in Europe. Furthermore, certain of our customers tend to make greater capital expenditures towards the end of their own fiscal years thus increasing our sales for such period.

Sales and Marketing

Sales.  We market and sell our products primarily through an indirect sales channel that consists of distributors and resellers located in North America, Europe and Asia. In addition, we generate direct sales to select customers mainly in the United States. Our sales channels are supported by our sales managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2010, we employed a total of 44 sales managers and sales staff in the Americas with locations in various states. We also employed 102 sales managers and sales staff based in the rest of the world, who are responsible for developing and maintaining distribution channels outside the Americas. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

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

Technical Management

Our technical team, which consisted of 152 employees worldwide as of December 31, 2010, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products.  In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically get new software versions of their products and obtain optimized performance by purchasing any of the following five optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third party contractors.

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

As of December 31, 2010, our research and development staff consisted of 207 employees and 108 subcontractors. Research and development activities take place mainly at our facilities in Israel, in Bangalore India and in North Carolina. We employ established procedures for the requirement management, development and quality assurance of our new product developments. Our research and development organization is divided into Security, Application Delivery and Management groups. Within those groups the organization is divided according to our existing products.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to the Chief Operating Officer.

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

USR supplies us with Radware’s legacy products. In 2010, we have also started manufacturing small quantities of Alteon platform with USR. In addition, we rely on Nexcom to provide us with our OnDemand Switch platforms. We have also executed an agreement with Sanmina for the production of our Alteon legacy product line.

In 2010, we used Nexcom, USR and Sanmina to manufacture our products, purchasing approximately 70%, 12% and 18% of our products, respectively, from each of those manufacturers. If we are unable to continue to acquire those products from those manufacturers on acceptable terms, or should any of these suppliers cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, although we believe we have levels of inventory that will assist us to transition to alternate suppliers smoothly.

Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology.  We have a policy that requires our employees to execute employment agreements, including confidentiality and non-compete provisions.

We have registered trademarks, among others, for “Radware®”, “APSolute®”, “Web Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “Synapps Architecture®”, “DefensePro®”, “StringMatch Engine®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®”, “SecureFlow®”, “OnDemand Switch®”, “AppWall®”, “Apsolute Insite®”, “APSolute Vision®,  and “Alteon®” and we have trademark applications pending for, among others, “Uplink™”, “Virtual Director™”,   and “vAdapter™”, “VADI ™”,  “ALTEON VA ™” and “CID™”.  We do not currently own any registered copyrights.

We have registered patents in the United States for our triangle redirection method used for the global load balancing in our AppDirector product, for our mechanism for efficient management and optimization of multiple links used in our LinkProof product, for our method for load balancing by global proximity used in our AppDirector product, for our method for controlling traffic on links between autonomous BGP systems, for the stateful distribution of copied SSL traffic, for the transparent inspection of encrypted client traffic, for our passive monitoring and event detection mechanisms used for business event monitoring in our Inflight product, for the activation of multiple virtual services on a switching platform, for the behavioral analysis and detection of attack patterns in our DefensePro product and for our hypertext transfer protocol (HTTP) flood mitigation mechanism in our DefensePro. As part of the Alteon Acquisition, we acquired additional patents for a geographically based traffic distribution, a generic proximity based site selection for global load balancing, an internal hardware connectivity plane architecture, and a specific proximity based site selection for global load balancing of HTTP transactions implemented in our Alteon products. We have pending patent applications and provisional patents in connection with several methods and features used in our products. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged.  In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive.  Our competitors may be able to design around a patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

Our principal competitors are:

•	in the Application Delivery solutions market: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc., A10 Networks, Inc. and Brocade Communications Systems, Inc. (Foundry Networks, Inc.); and

•
in the Network Security space, with respect to our Intrusion Prevention Systems, Juniper Networks, Inc., 3Com Systems, Inc. (which was acquired by Hewlett Packard), TippingPoint Technologies Inc., Intel-McAfee, Inc., Sourcefire, Inc., and IBM Corporation (Internet Security Systems).

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

The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, upon notification to the Chief Scientist, up to 10% of the manufacturing volume may be performed outside of Israel, subject to payment of increased royalties to the Chief Scientist. Furthermore, upon the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased up to 300% of the grant, depending on the portion of the total manufacturing volume that is performed outside of Israel. The Research and Development Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing into Israel as a substitute, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the Research Committee is convinced that doing so is essential for the execution of the program.  This declaration will be a significant factor in the determination of the Chief Scientist whether to approve a program and the amount and other terms of benefits to be granted.  The increased royalty rate and repayment amount will be required in such cases.

By December 31, 2001, we repaid by way of royalties the full amount we owed to the Chief Scientist. In 2004, we applied, together with another company, to obtain a grant from the Chief Scientist under the “consortium R&D project” track. The Chief Scientist approved the maximum grant to the project of approximately $0.2 million. In 2005, we applied to obtain an additional grant from the Chief Scientist, under the same project. The Chief Scientist approved an additional grant to the project in an additional maximum amount of approximately $0.2 million. During 2005 and 2006, we have received an aggregate amount of $0.4 million for this project from the Chief Scientist. No future grants are expected in relation to this project.

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

AB-NET Communications Ltd. BYNET Data Communications Ltd. BYNET Electronics Ltd. BYNET SEMECH (outsourcing) Ltd. Bynet Software Systems Ltd. Bynet System Applications Ltd. Chanellot Ltd.	Ceragon Networks Ltd. Internet Binat Ltd. Packetlight Networks Ltd. RAD-Bynet Properties and Services (1981) Ltd. RADCOM Ltd. RAD Data Communications Ltd. Radiflow Ltd.	WISAIR Inc. Sanrad Inc. RADVision Ltd. RADWIN Ltd. Silicom Ltd. Radbit Computers, Inc.
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

We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and North Carolina in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $3.6 million in 2010.

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 66,000 square feet of leased office space in Tel Aviv, Israel, in two buildings: one, consisting of approximately 36,000 square feet, with a lease expiring in November 2012, and the other consisting of 30,000 square feet, with a lease expiring in May 2014. Both facilities are leased from companies owned by Messrs. Yehuda and Zohar Zisapel. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.”

For further details regarding the lease agreements of our headquarters, please refer to the summary of the lease agreements filed by us as Exhibit 4.7 in Item 19.

In addition, we lease approximately 6,300 square feet of space in Jerusalem for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. The lease expires in February 2014. We also sublease approximately 6,500 square feet for warehousing in Jerusalem from an unaffiliated company. For more information, see “Item 7 - Major Shareholders and Related Parties Transactions.”

The aggregate annual rent for the premises in Israel for 2010 was approximately $1.5 million compared to $1.4 million in 2009.

Other locations. In the United States, we lease approximately 14,838 square feet of property, consisting of approximately 10,600 square feet of office space and 4,300 square feet of warehouse space, in Mahwah, New Jersey from a company owned by Yehuda and Zohar Zisapel.  The lease for such property is set to expire in April 2012. For more information see – “Item 7 - Major Shareholders and Related Party Transactions.”

We lease approximately 6,881 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in October 2012. In addition, we lease facilities for the operation of our subsidiaries and representative offices in several locations in Europe and Asia-Pacific, all from unrelated third parties.

The aggregate annual rent for our premises located outside Israel was $2.1 million in 2010 and 2009.

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

We sell to a large extent through sales channels such as resellers and distributors. Most of our direct sales are to strategic customers.

Most of our revenues are generated in dollars or are dollar-linked and the majority of our expenses are incurred in dollars and, as such, the dollar is our functional currency. Our consolidated financial statements are prepared in dollars and in accordance with U.S. GAAP.

2010 Highlights. Sales in 2010 were $144.1 million compared with sales of $108.9 million in 2009, an increase of 32%. This increase continues the trend of sequential increase in sales year-over-year since our inception. This increase may be attributed primarily to the growing demand for our types of products in connection with cloud computing and virtualization trends, growth of mobile data consumption (such as smart-phones, tablet computers and other application based appliances), and our ability to develop new technologies to address our customers’ enhanced network infrastructure and growing needs in terms of complexity, bandwidth and security. In addition, the Alteon acquisition which took place on March 31, 2009 had a full year impact on our revenues in 2010, compared to 9 months of impact in 2009. According to analysts’ estimates, the Layer 4-7 (application delivery) market has grown in 2010 by 21% compared to 2009, and the Intrusion Prevention sector has grown by 24% in 2010 compared to 2009, as indicated by Gartner.

Our operating expenses increased 15% in 2010 to $106.5 million from $92.7 million in 2009. Research and development expenses increased in an amount of $6.0 million, selling and marketing expenses increased in an amount of $9.5 million, while general and administrative expenses decreased in an amount of $1.7 million.

The increase in our operating expenses in 2010 was primarily due to an increase in our salary costs, which was based on higher headcount, including subcontractors, and salary raises performed in all regions. The net impact of the changes in foreign currencies on our operating expenses amounted to an increase of approximately $1.3 million. The weakening of the dollar compared to the NIS and other Asian currencies increased the dollar value of our operating expenses by approximately $1.8 million in Israel and in some of our operating countries in the Asia-Pacific. This was partially offset by the strengthening of the dollar compared to the Euro, which reduced the dollar value of our operating expenses in Europe by approximately $0.5 million. The increase in our operating expenses is also due to an increase in other expenses as indicated in the following paragraphs.

During 2010, we gradually increased our headcount, mainly in Research and Development (R&D) personnel. Our average headcount in 2010 was 687 persons, including 100 subcontractors, compared to 593 employees, including 55 subcontractors in 2009. Since the average number of employees and subcontractors has increased, the employees’ related costs have also increased in 2010 compared to 2009.

The significant improvement in our operating results resulted also in net cash generated from operations in 2010 in an amount of $41.0 million, compared to an amount of $14.4 million in 2009.

Outlook. In 2011, we intend to increase our investments in developing new products and enhancing existing products, to support continued growth in our sales and enhancement of market acceptance for our offerings. According to IT analyst estimates for the Layer 4-7 sector, worldwide market revenue is estimated by Gartner to increase to $1.57 billion during 2011 from $1.33 billion in 2010. In the Intrusion Prevention sector of the network security market, the market according to Gartner is estimated to increase to $1.74 billion in 2011 from $1.49 billion in 2010.

We may also face certain challenges during 2011. Our ability to sustain profitability depends, in part, on the global economy and the growth rates and changes in technology trends in industries in which we operate. As such, our results may be adversely affected if there is a decrease in our revenues due to a further economic slowdown, a decrease in the overall market’s IT spending or a reduction in the capital expenditures by companies in our target markets. In addition, our profitability may be adversely affected by fluctuations in currency exchange rates. If the shekel continues to strengthen against the dollar during 2011, the value of our expenses will increase as compared to our revenues, since a large portion of our expenses are paid shekels, whereas most of our revenues are generated in dollars.

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

Our management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Reserve for product return and stock rotation;

•	Allowance for doubtful accounts;

•	Impairment of marketable securities;

•	Goodwill;

•	Realizability of long-lived assets;

•	Stock-based compensation; and

•	Income taxes.

Revenue Recognition.  We sell products through distributors and resellers which are considered as end users. We recognize product revenue upon shipment, net of estimated returns, provided that collection is determined to be reasonably assured and no significant performance obligations remain.

We also sell post-contract customer support (“PCS”) elements, which include a limited period of telephone support updates, repair or replacement of any failed product or component that fails during the term of the agreement, bug fixes and rights to upgrades, when and if available. Whenever product and PCS elements are sold together, a portion of the sales price is allocated to the undelivered element using the “residual method” which is based on the fair value of undelivered elements. Revenues from the sale of products are recognized when the product has been shipped and the customer is obligated to pay for the product. Revenues for PCS are recognized on a straight-line basis over the service contract term.

We establish Vendor Specific Objective Evidence, (“VSOE”), for our PCS based on the sales price charged for this element when sold separately. The sales price is discounted from the applicable list price based on various factors, including the type of customer, volume of sales, geographic region and program level. Our list prices are generally not fair value as discounts may be given based on the factors enumerated above.

We use historical sales transactions to determine whether VSOE can be established for each of the elements. In most instances, VSOE of fair value is the sales price of actual standalone (unbundled) transactions within the past 12 month period that are priced within a reasonable range, which we have determined to be plus or minus 15% of the median sales price of each respective price list.

VSOE of PCS is based on standalone sales since we do not provide stated renewal rates to our customers. In accordance with our PCS pricing practice (supported by standalone renewal sales), renewal contracts are priced as a percentage of the undiscounted product list price. The PCS renewal percentages may vary, depending on the type and length of PCS purchased. We offer different levels of PCS, and the term generally ranges from one to three years. We employ a bell-shaped-curve approach in evaluating VSOE of fair value of PCS. Under this approach, we consider VSOE of the fair value of PCS to exist when a substantial majority of our standalone PCS sales fall within a narrow range of pricing.

We have established and regularly validate the VSOE of fair value for elements in our multiple element arrangements.

Revenue derived from post-contract customer support, which represents mainly software maintenance, unit replacement and repair services, which are not considered essential to the functionalities of the product, is recognized ratably over the contract period, which is typically one year to three years.

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

Allowance for doubtful accounts .  We maintain an allowance for doubtful accounts for losses that may result from the failure of our channel partners to make required payments. We estimate this allowance based on our judgment as to our ability to collect outstanding receivables. We form this judgment based on an analysis of significant outstanding invoices, the age of the receivables, our historical collection experience and current economic trends. If the financial condition of our channel partners were to deteriorate, resulting in their inability to make payments, we would need to increase the allowance for doubtful accounts.

 Impairment of Marketable Securities. Our investments are diversified among high-credit quality debt securities in accordance with our investment policy. We classify our investments as available-for-sale, which are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income or loss in stockholders’ equity. Realized gains and losses and declines in value of these investments judged to be other than temporary are included in other income (expense). To date, we have not deemed it necessary to record any charges related to other-than-temporary declines in the estimated fair values of our marketable debt securities. However, the fair value of our investments is subject to volatility. Declines in the fair value of our investments judged to be other than temporary could adversely affect our future operating results.

Goodwill. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment annually on December 31 and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with Accounting Standards Codification (“ASC”) 350 “Intangibles – Goodwill and other.” Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market equity capitalization. If the carrying value of a reporting unit exceeds its fair value, we then calculate the goodwill’s implied fair value by performing a hypothetical allocation of the reporting unit’s fair value to the underlying assets and liabilities, with the residual being the implied fair value of goodwill. This allocation process involves using significant estimates, including estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital, and assumptions about the future deployment of the long-lived assets of the reporting unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. Our most recent annual goodwill impairment analysis, which was performed during the fourth quarter of 2010, did not result in an impairment charge.

Realizablity of long-lived assets. We are required to assess the impairment of tangible and intangible long-lived assets, subject to amortization, under ASC 360 “Property, Plant and Equipment”, on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

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

For the year ended December 31, 2008, we recorded an impairment loss of approximately $2.0 million in connection with the acquired technology of Covelight and included in our costs of revenues. We did not record any impairment losses for the years ended December 31, 2009 and 2010.

Stock-based compensation. We account for equity-based compensation in accordance with ASC 718 “Compensation – Stock Compensation.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model.  The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use historical behavioral patterns rates of employee groups by job classification. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. In case of grants having complex vesting terms, we use other models such as the lattice model.

 Income Taxes. We are subject to income taxes in Israel, the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 “Income Taxes” we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

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

 Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2010 and 2009 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 12 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “2010 Results of Operations – Taxes” below.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

2010 Results of Operations

Our operating results in 2010 improved significantly compared to 2009, resulting in operating income of $8.5 million compared to an operating loss of $7.1 million in 2009. The improvement is mainly due to a significant increase in sales, a slight improvement in our gross margin and our continued control of expenses.

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2008	2009	2010
	(U.S. $ in thousands)
Revenues:
Products	$59,678	$65,021	$89,358
Services	34,903	43,883	54,761
	94,581	108,904	144,119
Cost of revenues:
Products	15,143	16,609	21,306
Services	6,431	6,666	7,898
	21,574	23,275	29,204
Gross profit	73,007	85,629	114,915
Operating expenses:
Research and development, net	28,357	25,674	31,660
Sales and marketing	63,591	55,130	64,609
General and administrative	12,066	11,930	10,190
Total operating expenses	104,014	92,734	106,459
Operating profit (loss)	(31,077)	(7,105)	8,456
Financial income, net	3,612	1,987	2,057
Income (loss) before taxes on income	(27,395)	(5,118)	10,513
Taxes on income	(3,627)	(818)	(879)
Net income (loss)	(31,022)	(5,936)	9,634

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	2008	2009	2010
Revenues:
Products	63%	60%	62%
Services	37	40	38
	100	100	100
Cost of Revenues:
Products	16	15	15
Services	7	6	5
	23	21	20
Gross profit	77	79	80

Operating expenses:
Research and development, net	30	23	22
Sales and marketing	67	51	45
General and administrative	13	11	7
Total operating expenses	110	85	74
Operating profit (loss)	(33)	(6)	6
Financial income, net	4	2	1
Income (loss) before taxes on income	(29)	(4)	7

Taxes on income	(4)	(1)	(1)
Net income (loss)	(33)%	(5)%	6%

We operate in one reportable market segment. Our revenues are attributed to geographic areas based on the location of the end-users. The following table shows a breakdown of our total revenues by geographical distribution both in dollars and as a percentage of total revenues for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008		2009		2010
	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)
North, Central and South America (principally the United States)	23,715	25%	29,704	27%	40,492	28%

EMEA (Europe, the Middle East and Africa)	29,836	32%	36,226	33%	44,231	31%

Asia-Pacific	41,030	43%	42,974	40%	59,396	41%
Total	94,581	100%	108,904	100%	144,119	100%

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

Taxes. Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% for the 2010 tax year. However, we have established an approved enterprise program, which is eligible for the tax benefits described below under the heading “Corporate Tax Rate.” These benefits result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income.  The tax rate depends upon the percentage of our income derived at that time from the approved enterprise program.  The tax benefits depend on our meeting the requirements of the approved enterprise program and there is no assurance we will be able to obtain such benefits. In addition, we and our U.S. subsidiary have carry-forward tax losses to offset against future taxable profit. We provided a full valuation allowance with respect to these carry-forward tax losses due to uncertainty in its future utilization.  Two of our other subsidiaries also have carry-forward tax losses to offset against future taxable profit. We have recorded a deferred tax asset in relation to these carry-forward tax losses of these two subsidiaries, and we anticipate that we will utilize part of these tax losses in 2011 and subsequent years. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly. We may incur tax expenses in 2011 which we anticipate to be at a rate of up to 12% of our pre-tax income.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world. In particular, following an audit of our 2004 and 2005 Israeli tax return in December 2010, the ITA issued orders challenging our positions on several matters. The ITA, thereafter, demanded the payment of additional taxes in the aggregate amount of NIS 16.1 million (approximately $4.5 million) for 2004 and NIS 15.5 million (approximately $4.3 million) for 2005 including interest as of the assessment date. We have appealed the orders relating to both years to the Tel Aviv District court, and these appeals are currently pending. There can be no assurance that the court will accept the Company’s positions on matters raised, and in such an event, we may record additional tax expenses if these matters are settled for amounts in excess of the current position.

For the 2006 and 2008 fiscal years, the ITA issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 19.9 million (approximately $5.5 million) for 2006 and NIS 9.4 million (approximately $2.6 million) for 2008 with respect to these years including interest as of the assessment date. We appealed such assessments and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept our position on matters raised and, in such an event, an order will be issued.

Business Combinations. On March 31, 2009, we acquired from Nortel certain assets and liabilities related to Nortel’s Layer 4-7 Application Delivery Business (Alteon), which included inventory, property and equipment, warranty and support service liabilities, and intangible assets including customer relationships, brand name, developed technology, in-process research and development and goodwill. The total consideration for the Alteon Acquisition was $18.0 million. Under business combination accounting, the purchase price was valued and allocated by our management, with the assistance of a third party valuation firm, to the identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values. In performing the purchase price allocation, we considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Alteon’s products. The fair value of intangible assets was determined by management, based on market participant approach to valuation performed by a third party valuation firm using an income approach and based on estimates and assumptions provided by management. The third-party valuation specialist assisted our management in (i) providing benchmarks and applying economic factors upon which the economical models were developed; and (ii) compiling information regarding similar companies and transactions in our industry in order to evaluate certain economic factors, such as control premium, used in the valuation. See “Item 10C – Additional Information – Material Contracts.”

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Revenues.  Sales in 2010 were $144.1 million, including sales of products of $89.3 million and services revenue of $54.8 million, an increase of approximately 32%, compared to sales of $108.9 million in 2009, which included sales of products of $65.0 million and services revenue of $43.9 million. The increase in products sales is attributed to all our major product lines, following the global growth of the IT market spending during 2010. In addition, the Alteon acquisition which took place on March 31, 2009 had a full year impact on our revenues in 2010, compared to 9 months of impact in 2009. Revenues from services increased in parallel with the increase in product sales, due primarily to sales of post-contract customer support in relation to the Alteon installed products base. Our revenues in absolute figures increased in all regions during 2010 compared to 2009. Revenues from the America and Asia-Pacific regions have increased at a higher rate than revenues from the EMEA region.

Cost of Sales.  Cost of sales was $29.2 million in 2010, comprised of $21.3 million as cost of products sales and $7.9 million as cost of services revenue, compared with cost of sales of $23.3 million in 2009, which was comprised of $16.6 million of cost of products sales and $6.7 million as cost of services revenue.  Cost of products sales as a percentage of products sales decreased slightly year-over-year from 25.5% in 2009 to 23.8% in 2010. Cost of product sales in 2010 included amortization of intangible assets in the amount of $1.8 million, compared to cost of product sales in 2009 which included amortization of intangible assets in the amount of $1.4 million. Our cost of product sales as a percentage of product sales, excluding these items, represented approximately 21.9% of product sales in 2010 which included in 2010 higher volume of sales of higher-margin products, compared to 23.4% in 2009. The decrease in cost of products as a percentage of product sales is due to the different mix of products sold during 2010 compared to 2009. As some of our products have stronger performance in terms of data processing and memory capacities, the manufacturing costs for these products are higher, but these higher costs are only partially offset by higher sales prices charged to our customers. Cost of sales related to services as a percentage of service revenues in 2010 was 14.4% compared to 15.2% in 2009. Because a major portion of these costs are fixed costs (mainly salaries of technical personnel), the increase in sales did not correlate into the same rate of increase in costs. In addition, renewal service agreements require fewer resources, and as the portion of the renewal support sales increases, the related costs decrease as a percentage of sales.

Research and Development Expenses. Research and development expenses were $31.7 million in 2010, an increase of $6.0 million, or 23%, compared with research and development expenses of $25.7 million in 2009.

An increase of $4.6 million is due to due to the higher average number of R&D employees, including subcontractors and consultants which assist and promote certain R&D projects, and salary raises performed in April 2010. An increase of approximately $0.8 million is due to the weakening of the dollar against the NIS during 2010 compared with 2009, and $0.6 million of the increase is attributed to increase in stock-based compensation expenses as discussed below. Excluding the exchange rates effect, we expect our R&D expenses in 2011 to be higher than in 2010, mainly due to an expected increase in the number of employees in research and development positions.

Sales and Marketing Expenses.  Sales and marketing expenses were $64.6 million in 2010, an increase of $9.5 million, or 17%, compared with sales and marketing expenses of $55.1 million in 2009. Intangible assets amortization expenses in 2010 increased in an amount of $0.3 million from $1.9 million in 2009 to $2.2 million in 2010. The increase is due to higher amortization of the acquired intangible assets in the Alteon Acquisition being amortized over one full year in 2010 compared to only nine months in 2009.

Excluding these amortization expenses, sales and marketing expenses increased $9.2 million, of which $7.0 million is attributable to an increase in the average number of sales, technical support and marketing employees in EMEA and the U.S. and salary raises to our employees. An amount of $0.4 million of the increase was the net impact of the weakening of the dollar compared to the NIS and other Asian currencies, offset by the impact of the strengthening of the dollar compared to the Euro. For a discussion of the impact of foreign currency fluctuations our business, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” An amount of $1.0 million of the increase in our sales and marketing expense was attributed to higher travel costs and overheads associated to the new headcount, and $0.4 million of the increase was attributed to higher marketing spending, mainly on trade shows, events and seminars. An amount of $1.2 million of the increase was attributed to increase in stock-based compensation expenses. Decrease in depreciation expenses offset the increases in our sales and marketing expenses by approximately $0.8 million. Excluding the exchange rates effect, we expect our sales and marketing expenses in 2011 to be higher than in 2010, mainly due to the increase in the number of our employees engaged in marketing and sales positions and marketing activities to promote our new and improved products.

General and Administrative Expenses. General and administrative expenses were $10.2 million in 2010, a decrease of $1.7 million compared with general and administrative expenses of $11.9 million in 2009.  General and administrative expenses in 2010 included stock-based compensation expenses of $1.8 million, compared to stock-based compensation expenses of $2.2 million in 2009. Our 2009 general and administrative expense also included $2.3 million of Alteon Acquisition related expenses. Excluding these items, the general and administrative expenses in 2010 totaled $8.4 million, compared to $7.4 million in 2009. This increase is attributed to an increase in average headcount and salaries in an amount of $0.4 million, the impact of the strengthening of the NIS compared to the dollar in an amount of $0.1 million, an increase in bad debts in an amount of $0.3 million, and an increase in subcontractors’ costs incurred in relation with the maintenance of our ERP system in an amount of $0.2 million. The decrease of $0.4 million in stock based compensation expenses is due to a decrease of $1.1 million recognized in 2010 in relation to options granted on December 31, 2007 to our CEO (these compensation expenses are recognized over the estimated requisite service period on an accelerated method basis). This decrease was offset by an increase in stock compensation expenses recognized in 2010 in an amount of $0.7 million in relation to options granted to the rest of our employees, as explained below.

Stock based compensation expenses. Grant date fair values of our equity-based payment awards granted during 2010 have increased compared to fair values of awards granted during 2009, due to the increase in our average share price in 2010 compared to 2009. Because these values are recognized as an expense based on the accelerated attribution method over the requisite service period of each award, a large portion of these values is being recognized as an expense in the first year since grant date of each award, which resulted in higher stock-based compensation expenses in 2010 compared to 2009.

Financial Income, Net.  Financial income, net was $2.1 million in 2010, compared with $2.0 million in 2009.  An increase of $0.5 million is attributed to higher average yield on our investments portfolio of 2.2% in 2010 compared to 1.9% in 2009 and which was based on higher market prevailing interest rates in 2010 as compared to 2009. An increase of $0.5 million resulted from an increase of approximately $31.0 million in our average cash balance (including cash, bank deposits and marketable securities) in 2010 compared to 2009. These increases were offset by a decrease of $0.9 million attributable to foreign currency translation differences based on changes in currency exchange rates between our functional currency (U.S. dollar) and the currency in which a transaction is denominated.

Income Taxes. Income taxes were approximately $0.9 million in 2010 (in and outside Israel), compared with $0.8 million in 2009.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Revenues.  Sales in 2009 were $108.9 million, including sales of products of $65.0 million and services revenue of $43.9 million, an increase of 15% compared with sales of $94.6 million in 2008 which included sales of products of $59.7 million and services revenue of $34.9 million. The increase in products sales is attributed to the sales of the Alteon products added to our portfolio following the acquisition, which affected all of our regions. Although during the first quarter of 2009 our revenues from products other than the Alteon products decreased compared to the first quarter in 2008, starting the second quarter of 2009 our revenues from those products increased in comparison to the respective quarters in 2008; Annually, revenues from products other than Alteon products in 2009 remained flat compared to revenues in 2008, despite a 21% decline in the Layer 4-7 (application delivery) market in the same period as indicated by IDC, and a flat growth rate in 2009 in the Intrusion Prevention sector, as indicated by Gartner. Revenues from services increased due to sales of post-contract customer support in relation to the Alteon installed products base. Our revenues in absolute figures have increased in all regions in 2009 compared to 2008; Revenues from the America and EMEA regions have increased at a higher rate than revenues from the Asia-Pacific region, as indicated in the table above.

Cost of Sales.  Cost of sales was $23.3 million in 2009, comprised of $16.6 million as cost of products sales and $6.7 million as cost of services revenue, compared with cost of sales of $21.6 million in 2008 which was comprised of $15.2 million of cost of products sales and $6.4 million as cost of services revenue.  Cost of products sales as a percentage of products sales was 25.5% in 2009, compared to 25.4% in 2008. Cost of product sales in 2009 included amortization of intangible assets in the amount of $1.4 million, of which $1.0 million is related to the Alteon Acquisition. Cost of product sales in 2008 included an impairment of intangible asset in an amount of $2.0 million and amortization of intangible assets of $0.8 million. Our cost of product sales as a percentage of product sales, excluding these items represented approximately 23.4% of product sales in 2009, compared to 20.7% in 2008. The increase in cost of products is due to the different mix of products sold during 2009 compared to 2008. As some of our products have stronger performance in terms of data processing and memory capacities, the manufacturing costs for these products are higher, but these higher costs are only partially offset by higher sales prices charged to our customers. Cost of sales related to services as a percentage of service revenues in 2009 was 15.2% compared to 18.4% in 2008. Due to the fact that a major portion of these costs are fixed costs (mainly salaries of technical personnel), the increase in sales did not correlate into the same rate of increase in costs. In addition, renewal service agreements require fewer resources, and as the portion of the renewal support sales increases, the related costs decrease as a percentage of sales.

Research and Development Expenses. Research and development expenses were $25.7 million in 2009, a decrease of $2.7 million or 9.5% compared with research and development expenses of $28.4 million in 2008.

The decrease is primarily attributed to decrease in salary costs of our Israeli R&D employees in an amount of $1.4 million, due to the strengthening of the U.S. dollar against the NIS during 2009 compared with 2008. In addition, though the number of our R&D employees and subcontractors throughout the world increased in 2009, $0.5 million of the decrease in R&D expenses is attributed to net change in salary costs, as a result of changes in the geographical mix of our R&D employees and subcontractors, which affected the average cost per R&D employee. The decrease is also attributed to an $0.8 million decrease in stock-based compensation expenses as discussed below.

Sales and Marketing Expenses.  Sales and marketing expenses were $55.1 million in 2009, a decrease of $8.5 million or 13.3% compared with sales and marketing expenses of $63.6 million in 2008. Intangible assets amortization expenses in 2009 increased in an amount of $1.8 million, from $0.1 million in 2008 to $1.9 million in 2009, due to the amortization of acquired intangible assets in relation to the Alteon Acquisition. Sales and marketing expenses, excluding these amortization expenses, decreased in an amount of $10.3 million. An amount of $2.6 million of the decrease is attributed to lower average number of sales, technical support and marketing employees, in Asia-Pacific and in the U.S., and change in the geographical split of our sales team in each region which resulted in cheaper salary and overhead costs in 2009 compared to 2008. An amount of $1.4 million of the decrease is attributed to the strengthening of the U.S. dollar compared to the Euro, the NIS and the British Pound, which resulted in lower operational costs of our European branches. An amount of $1.5 million of the decrease is attributed to reduced travel costs, as a result of some saving efforts we made. An amount of $2.5 million of the decrease is attributed to lower marketing spending, mainly on trade shows, events and seminars. An amount of $1.2 million of the decrease is attributed to decrease in stock-based compensation expenses, as explained below.

General and Administrative Expenses.  General and administrative expenses were $11.9 million in 2009, compared with general and administrative expenses of $12.1 million in 2008.  General and administrative expenses in 2009 included stock-based compensation expenses of $2.2 million and Alteon Acquisition related expenses in the amount of $2.3 million. General and administrative expenses in 2008 included stock-based compensation expenses in an amount of $4.2 million and an amount of $0.8 million in connection with the termination of the former Chairman of the Board. Disregarding these items, the general and administrative expenses in 2009 totaled $7.4 million, compared to $7.1 million in 2008. This slight increase is attributed to subcontractors’ costs incurred in relation with the maintenance of our ERP system in an amount of $0.6 million, which was partially offset by the decrease in salary expenses, due to the strengthening of the U.S. dollar compared to the NIS, in an amount of $0.3 million. Stock-based compensation expenses decreased in an amount of $2.0 million, from $4.2 million in 2008 to $2.2 million in 2009. An amount of $1.4 million of this decrease is attributed to vesting of options in 2008 in connection with the termination of our Chairman of Board. An amount of $0.6 million of this decrease is attributed to the decrease in our average share price in 2008 and 2009, as explained below.

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

Financial Income, Net.  Financial income, net was $2.0 million in 2009, compared with $3.6 million in 2008. A decrease of $1 million is attributed to lower market prevailing interest rates in 2009 compared to 2008 which resulted in a lower average yield on our investments portfolio of 1.9% in 2009 compared to 2.8% in 2008. An additional decrease of $0.5 million resulted from a decrease of $25.0 million in our average cash balance (including cash, bank deposits and marketable securities) in 2009 compared to 2008 (as a result of the decrease in our cash balance throughout 2008 and of the $18.0 million amount used for the Alteon Acquisition in March 2009).

Income Taxes. Income taxes were $0.8 million in 2009 (in and outside Israel), compared with $3.6 million in 2008. The additional amount in 2008 derived mainly from the valuation allowance provided with respect to deferred tax assets in the amount of $2.7 million, in connection with the uncertainty regarding the future utilization of carry-forward tax losses. Excluding this amount there was no change in our income tax expenses in 2009 compared to 2008.

Impact of recently issued Accounting Standards

In October 2009, the Financial Accounting Standard Board, (“FASB”), issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) (“ASU 2009-13”) and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) (“ASU 2009-14”). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We adopted ASU 2009-13 and ASU 2009-14 in the first quarter of fiscal year 2011.

Impact of Currency Fluctuations

Information required by this section is set forth in “Item 11 – Qualitative and Quantitative Disclosures about Market Risk” and incorporated herein by reference.

B.	Liquidity and Capital Resources

In our opinion, the Company’s working capital is sufficient for the Company’s present requirements. Since our inception, we have financed our operations through a combination of issuing debt and/or equity securities, including two public offerings, research and development and/or marketing grants from the Government of Israel and cash generated by operations. We raised approximately $12.9 million in two private placements in November 1997 and June 1999. In October 1999, we raised net proceeds of approximately $56.8 million in the initial public offering of our ordinary shares. In January 2000, we raised net proceeds to the Company of approximately $59.8 million in a secondary public offering of our ordinary shares.

Capital expenditures for the years ended December 31, 2008, 2009 and 2010 were $4.6 million, $5.8 million and $5.7 million, respectively. These expenditures were mainly comprised of machinery and equipment, computers, lab equipment and testing tools, CRM (Customer Relations Module) and ERP (Enterprise Resource Planning) system. During 2009 and 2010, we continued our investment in computers, lab and testing equipment. We may have additional capital spending consistent with possible growth in our operations, infrastructure and personnel.

Net cash provided by operating activities for the year ended December 31, 2010 was $41.0 million compared to net cash provided by operating activities of $14.4 million for 2009 and net cash used in operating activities of $9.7 million for 2008. Net cash provided by operating activities increased in 2010 compared to 2009 primarily due to the significant improvement in our operating results. Our net income increased $15.5 million, from a net loss of $5.9 million in 2009 to net income of $9.6 million in 2010. In addition, our deferred revenues increased $13.3 million, from $38.2 million as of December 31, 2009 to $51.5 million as of December 31, 2010.

Net cash provided by operating activities changed in 2009 compared to 2008 primarily due to the significant improvement in our operating results. Our net loss decreased $25.1 million, from $31.0 million in 2008 to $5.9 million in 2009. In addition, our deferred revenues increased $19.2 million, from $19.0 million as of December 31, 2008 to $38.2 million as of December 31, 2009.

Net cash provided by operating activities for 2010 consisted primarily of net income, adjusted for non-cash activity, plus an increase in deferred revenues and other payables offset by an increase in other current assets. Net cash provided by operating activities for 2009 consisted primarily of net loss, adjusted for non-cash activity, plus an increase in trade payables, deferred revenues and other payables, offset by an increase in trade receivables, other current assets and inventories. Net cash used in operating activities for 2008 consisted primarily of net loss, adjusted for non-cash activity, plus an increase in deferred revenues and other payables and accrued expenses, decrease in trades receivables and decrease in prepayments and other receivables, offset by an increase in inventories and decrease in trade payables.

Net cash used in investing activities was $66.7 million for 2010, compared to net cash used in investing activities of approximately $24.1 million for 2009, and net cash used in investing activities of approximately $18.9 million for 2008.  Cash was used in investing activities in 2010 mainly for the purchase of bank deposits, marketable securities and purchase of intangible assets, property and equipment. Cash was used in investing activities in 2009 mainly for the Alteon Acquisition and for purchase of property and equipment. Cash was used in investing activities in 2008 mainly for the purchase of marketable securities and purchase of property and equipment, partially offset by proceeds from redemption of long term bank deposit.

Net cash provided by financing activities in 2010 was $21.2 million, compared to net cash provided by financing activities of $1.5 million for 2009 and net cash used in financing activities of $4.7 million for 2008, respectively. The cash provided by financing activities in 2010 was generated from options exercises by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans (see “Item 6E – Directors Senior Management and Employees – Share Ownership - Key Employee Share Incentive Plan and Employee Stock Purchase Plan”). The cash provided by financing activities in 2009 was generated from options exercises by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans  and from adjustment of excess tax benefit from stock based compensation, partially offset by amounts used for the repurchase of our ordinary shares. Net cash used in financing activities for 2008 was for the repurchase of our ordinary shares, partially offset by amounts generated from options exercises by our employees.

Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our operating expenses.  Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy.  As indicated above, in March 2009 we purchased Nortel’s Layer 4-7 application delivery business for total consideration of $18.0 million. Additional transaction related costs amounted to a total of $2.5 million.

We anticipate that operating activities as well as capital expenditures will demand the use of our cash resources. As of December 31, 2010, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities, of $178.8 million, compared to $126.1 million as of December 31, 2009. We believe that our cash balances will provide sufficient cash resources to finance our operations and the projected marketing and sales activities and research and development efforts for a period of no less than the next twelve months.

Related Parties

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel-Aviv, Israel is material to our operations.  We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreements and confirmed that they were not different than that which could have been obtained from unaffiliated third parties.

In addition, we purchase different services from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication services. If we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services.

Market Risk

Information about market risk is set forth in “Item 11 – Qualitative and Quantitative Disclosures about Market Risk” and incorporated herein by reference.

C.	Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2010, we had 207 employees and 108 subcontractors engaged primarily in research and development activities, compared to 181 employees and 72 subcontractors at the end of 2009.

For a further discussion of research and development, see “Item 5A – Operating and Financial Review and Prospects – Operating Results.”

For a discussion regarding the benefits provided under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, see “Item 4B – Information on the Company – Business Overview – Israeli Office of Chief Scientist.”

D.	Trend Information

For a discussion of recent market trends, see “Item 5A – Operating and Financial Review and Prospects – Operating Results – Outlook.”

E.	Off-Balance Sheet Arrangements

None.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2010 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	5,436	2,609	2,604	223	-
Total contractual cash obligations (2)(3)	5,436	2,609	2,604	223	-

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2010 to 2014, although certain of our leases have renewal options. The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2010.

(2) Payments for uncertain income tax positions of $1.0 million under ASC 740 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(r) and 12(a) of our Consolidated Financial Statements.

(3) Severance payments of $3.9 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Of this amount, $0.6 million is unfunded. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(t) of our Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position

Roy Zisapel (1)	40	Chief Executive Officer, President and Director
Meir Moshe	57	Chief Financial Officer
Gadi Meroz	42	General Counsel and Secretary
Ilan Kinreich	53	Chief Operating Officer
Amir Peles	39	Chief Technology Officer
Sharon Trachtman	44	VP Global Marketing
Yehuda Zisapel (7)	69	Chairman of the Board of Directors
Yair Tauman (3)(4)(5)	62	Director
David Rubner (3)(4)(5)	71	Director
Hagen Hultzsch (2)(4)(5)	70	Chairman of the Compensation Committee and Director
Yael Langer (2)	46	Director
Avraham Asheri (4)(7)(8)	73	Chairman of the Audit Committee and Director

(1)  Term as director expires at the annual meeting of shareholders to be held in 2013.
(2)  Term as director expires at the annual meeting of shareholders to be held in 2011.
(3)  External Director, as defined in the Israeli Companies Law.
(4)  Qualified as an independent director, as determined under the NASDAQ rules.
(5)  Serves on the Audit and Compensation Committees of the Board of Directors.
(6)  Serves on the Compensation Committee of the Board of Directors.
(7)  Term as director expires at the annual meeting of shareholders to be held in 2012.
(8)  Serves on the Audit Committee of the Board of Directors.

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

Gadi Meroz has served as our General Counsel since April 2010. From July 2001 to November 2008 Mr. Meroz was an Executive Vice President and General Counsel of IXI Mobile, Inc. Prior to that, Mr. Meroz was an attorney at Volovelsky, Dinstein, Sneh & Co., a law firm specializing in commercial and corporate law, where Mr. Meroz focused on business and venture funding, representing public and private companies as well as venture investors. Mr. Meroz holds an L.L.B. from the University of Leicester, UK School of Law, and holds an L.L.M. degree from Tel-Aviv University in collaboration with Boalt Hall School of Law University of California, Berkeley. In addition, Mr. Meroz holds an MBA degree from the University of Leicester, UK. Mr. Meroz is admitted to the Israeli Bar.

Ilan Kinreich has served as our Chief Operating Officer since December 2007. From 1993 until 2005, Mr. Kinreich was the founder and CEO of Radview Software Ltd., a company that developed performance testing and management solutions and thereafter, until September 2007, he was its Chief Strategic Officer. From 1989 until 1991 Mr. Kinreich was a co-founder and Vice President R&D of Mercury Interactive. From 1984 until 1989 Mr. Kinreich was R&D manager at Daisy Systems. Mr. Kinreich began his career in 1977 at the technology units of the Israel Defense Forces where he oversaw the deployment of command and control systems and reached the rank of a Captain. Mr. Kinreich holds a Bs.C. degree in Mathematics and Computer Sciences from Bar-Ilan University, Israel.

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

Yehuda Zisapel, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and since November, 2009. In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and a director of other companies in the RAD-Bynet Group, including several private companies. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University. Yehuda Zisapel is the father of Roy Zisapel, a director and President and Chief Executive Officer of the Company.

Prof. Yair Tauman has been the Dean of the Arison School of Business in the Interdisciplinary Center (IDC) in Herzliya, Israel since January, 2010. He is also a Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York.  His areas of research include game theory and industrial organization. Prof. Tauman currently serves on the Board of Directors of several companies from different sectors including online auctions, financial information, education and IT, one of which, ADVFN Plc, is traded on the London Stock Exchange. Prof. Tauman obtained his Ph.D. and M.Sc. in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University of Jerusalem.

David Rubner has served as a member of the Board of Directors since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and a Partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991-2000 he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Elbit Imaging, Ltd. and other public and private companies. He also serves on the boards of trustees of Bar-Ilan University, Shaare Zedek Hospital and is Chairman of the Petah Tikva Foundation. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Camegie Mellon University.

Dr. Hagen Hultzsch has served as a member of our Board of Directors since January 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the Boards or Advisory Boards of several companies and academic institutions. Dr. Hultzsch serves as a Board Member of the T-Systems Solutions for Research GmbH, Zimory AG and others and he is a member of the advisory boards of several private and public technology companies. Dr. Hultzsch holds a PhD. from Mainz University.

Yael Langer has served as a member of the Board of Directors since July 2009. Ms. Langer has served as the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998. Since December 2000, Ms. Langer has served as a director in Ceragon Networks Ltd., a company publicly-traded on NASDAQ and the Tel-Aviv stock markets. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd, the underwriting and investment banking subsidiary of Bank Hapoalim. Prior to that, Ms. Langer was an attorney in the firm of Shimron, Molcho, Persky in Jerusalem. Ms. Langer has an L.L.B. from the Hebrew University in Jerusalem.

Avraham Asheri has served as a member of the Board of Directors since July 2009. Mr. Asheri currently serves on the board of directors and several committees of the following companies: Elron Electronic Industries Ltd., Elbit Systems Ltd., Koor Industries Ltd., Discount Mortgage Bank Ltd., Micronet Ltd. and Meditor Pharmaceuticals Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991-1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee, and member of the Audit Committee of the Jerusalem Foundation and Board member and Chairman of Finance Committee of Mishkenot Sha’ananim. He also provides consulting services to Abnet Communications Ltd. among other companies. Mr. Asheri holds a BA degree in economics and political science from the Hebrew University.

Additional Information

At our 2010 annual meeting, Prof. Yair Tauman was elected as an external director of the Company for a period of three years commencing on October 5, 2010.  Prof. Tauman replaced Mr. Colin Green, who stepped down due to other business obligations.

Under NASDAQ requirements, commencing July 31, 2005, a majority of the members of our Board of Directors are required to be “independent” as defined under NASDAQ Marketplace Rules. We currently satisfy this requirement because four of our seven directors (Mr. David Rubner, Prof. Yair Tauman, Mr. Avraham Asheri and Dr. Hagen Hultzsch) qualify as “independent directors” under the NASDAQ Marketplace Rules.

Yehuda Zisapel, the Chairman of the Board of Directors, co-founder of the Company, and its largest shareholder, is the father of Roy Zisapel, a director and the Company’s President and Chief Executive Officer. There are no other family relationships between any of the directors or members of senior management named above.

B.	Compensation

Under our Articles of Association, no director may be paid any remuneration by the company for his services as director, except as may be approved pursuant to the provisions of the Companies Law which generally requires approval of the Audit Committee, the Board of Directors and Company’s shareholders, in that order. An external director is entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service as an external director.

The following table sets forth all compensation we paid with respect to all of our directors and officers as a group for the year ended December 31, 2010. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
All directors and officers as a group, consisting of 13 persons *	$1,806,000	$345,000

* Includes fees and benefits incur in relation to Mr. Colin Green a former director who left the Company during 2010.

As of March 18, 2011, our directors and officers, as a group consisting of 12 persons, held options to purchase an aggregate of 1,416,700  ordinary shares.

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $32,500) per year of service; (ii) per meeting remuneration of NIS 3,600 (currently equivalent to approximately $1,000) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All amounts payable under items (i), (ii), (iii) and (iv) are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

In addition, our non-employee directors are entitled to a grant of options under our stock option plans to purchase 10,000 ordinary shares for each year in which such non-employee director holds office. The options will be granted for three (3) years in advance, and every director receives an initial grant of options to purchase 30,000 ordinary shares which vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting. The grant will be made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

The above compensation policy was approved by our Compensation Committee, Board of Directors, Audit Committee and shareholders.

During 2010, we granted to our directors and officers options to purchase 83,000 ordinary shares, in the aggregate, at a weighted average exercise price of $33.37. The options expire sixty-two months after grant.

Chief Executive Officer Compensation

On December 31, 2007, our shareholders approved the increase of our Chief Executive Officer’s compensation, entitling him to a base salary in NIS equivalent to $250,000 per annum. Pursuant to our shareholder’s approval on October 5, 2010, effective as of 2010, our Chief Executive Officer is entitled to an annual bonus structure which will be comprised of two components, where (i) reaching 100% achievement of the milestones will entitle our Chief Executive Officer to a bonus of $175,000 and (ii) outperformance (achievements exceeding 100% of the milestones) or other extraordinary targets set by the Compensation Committee (as approved by the Audit Committee and the Board of Directors) will entitle our Chief Executive Officer to an additional bonus of up to $75,000. Based on the 2010 milestones, our Chief Executive Officer was granted a bonus of $210,000 for 2010. Based on the milestones set in 2009, the Chief Executive Officer was granted a bonus of $100,000 for 2009. Our Chief Executive Officer did not receive an annual bonus for 2008.

On December 31, 2007, following the approval of our shareholders, we granted 500,000 stock options to our Chief Executive Officer with an exercise price of $15.22 per share and which expire seven years from the grant date, i.e. on December 31, 2014. The exercise of these options is contingent upon the increase in the market price of our ordinary shares compared to the closing share price on NASDAQ immediately prior to the time that the shareholder meeting was convened as follows:

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $19.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options will become fully vested on April 16, 2011.

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $21.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options will become fully vested on April 23, 2011.

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $23.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options will become fully vested on September 21, 2011.

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $25.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options will become fully vested on October 6, 2011.

On July 19, 2009, following the approval of our shareholders, we granted 400,000 stock options to our Chief Executive Officer to purchase ordinary shares with an exercise price of $8.78 per share. Fifty percent of these options are exercisable two years from the grant, 25% of those options are exercisable three years from the grant and the reminder is exercisable four years from the grant. The options expire 62 months from the grant date, i.e. on September 18, 2014.

C.	Board Practices

Introduction

Since we are incorporated as an Israeli company, we are subject to the provisions of the Companies Law and the regulations adopted thereunder.

According to the Companies Law and our Articles of Association, the oversight of the management of our business is vested in our Board of Directors.  The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our Board of Directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it determines, including the grant of security interests in all or any part of our property.

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

In addition, we are subject to the rules of the NASDAQ applicable to listed companies since our ordinary shares are listed on the NASDAQ Global Select Market.

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors (other than our external directors) is divided into three classes with each class of directors serving until the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors
Class I	2012	Yehuda Zisapel and Avraham Asheri
Class II	2013	Roy Zisapel
Class III	2011	Hagen Hultzsch and Yael Langer

At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election.  Directors, other than external directors, are elected by a simple majority of the votes cast by our shareholders at an annual general meeting, whereas a director’s removal from office requires the vote of at least seventy-five percent of the voting power represented at the general meeting. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, to the nearest extent possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control or management of our company.

The above classification does not apply to Mr. David Rubner and Prof. Yair Tauman, who were appointed as external directors and whose term of appointment ends in 2012 and 2013, respectively.

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

The initial term of an external director is three years and may be extended for one additional three year term. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. External directors may be removed from office only by the vote of the same percentage of shareholders as is required for their election or by a court but only if they cease to meet the statutory qualifications for appointment or if they violate their duty of loyalty to the Company. Each committee of the Company’s board of directors is required to include at least one external director, except for the Audit Committee which is required to be comprised of all the external directors.

Currently, Mr. David Rubner and Prof. Yair Tauman qualify as external directors under the Companies Law and were elected by the general shareholders meetings held in July 2009 and October 2010, respectively, to serve as our external directors for three-year terms ending in 2012 and 2013, respectively.

Under the Companies Law and regulations promulgated thereunder, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” However, companies whose shares are registered for trade outside of Israel, such as us, are in compliance with such requirements if all of their external directors have “professional qualifications” and one of their other independent directors has “accounting and financial expertise”. Our Board of Directors has determined that Mr. Avraham Asheri, one of our other independent directors, has “accounting and financial expertise” and that Mr. David Rubner and Prof. Yair Tauman, our external directors, have “professional qualifications”, and, therefore, we believe we satisfy these requirements.

Board Meetings

Our Board of Directors met 9 times during 2010 and each director attended at least 75% of all Board meetings.

Our Committees

The Board of Directors appoints committees to help carry out its duties. Each committee reports the results of its meetings to the full Board of Directors. The Board of Directors established its Audit and Share Incentive Committees in 1999; the Compensation Committee replaced the Share Incentive Committee in 2004. Only non-employee directors serve on our Audit Committee and Compensation Committee.

Audit Committee

NASDAQ Requirements

Our ordinary shares are listed on the NASDAQ Global Select Market and we are subject to the rules of the NASDAQ applicable to listed companies. Under the NASDAQ rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our Board has determined that all directors serving on our Audit Committee (Mr. Avraham Asheri, Mr. David Rubner, Dr. Hagen Hultzsch and Prof. Yair Tauman) meet the independence standards required of Audit Committee members by the Securities Exchange Act of 1934 and the NASDAQ Marketplace Rules. Our Board has also determined that none of the Audit Committee members has participated in preparing our financial statements or any of our subsidiaries’ financial statements at any time during the past three years and that all of our Audit Committee members are able to read and understand fundamental financial statements, including a balance sheet, income statement and cash flow statement. In addition, the Board of Directors has determined that Mr. Avraham Asheri is considered an “audit committee financial expert” (as defined by the SEC).

In accordance with the NASDAQ Marketplace Rules, the Audit Committee has adopted a charter that sets forth the Audit Committee’s purpose and responsibilities, which include, among other things, (1) assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors, and (2) selecting, evaluating and, where appropriate, recommending to replace the independent auditors (or to nominate the independent auditors subject to shareholder approval) and to pre-approve audit engagement fees and all permitted non-audit services and fees. The Audit Committee must also review and approve all related party transactions specified under Item 7B of Form 20-F.

In December 2009, our Board resolved to designate the Audit Committee as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, the Audit Committee is responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

The Audit Committee met 6 times during fiscal year 2010 and all members attended all Audit Committee meetings.

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

In accordance with the Companies Law, the duty of our Audit Committee, in addition to the requirements imposed by the NASDAQ rules, is (1) identify irregularities in the business management of the Company, including in consultation with the internal auditor and/or the Company’s independent accountants, and to recommend remedial measures to the Board of Directors and (2) review, and, where appropriate, approve certain interested party transactions specified under the Companies Law, as more fully described below under the heading “Approval of Interested Party Transactions.”

Approval of Interested Party Transactions

Audit committee approval is required under the Companies Law to effect specified actions and transactions with office holders, controlling shareholders and entities in which they have a personal interest.  An audit committee may not approve an action or a transaction with interested parties or with an office holder unless at the time of approval the two external directors are serving as members of the audit committee and at least one of whom was present at the meeting in which the approval was granted. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager.

Compensation Committee

As of October 2010, our compensation committee consists of three of our independent directors: Mr. David Rubner and Prof. Yair Tauman, who are also our external directors, and Dr. Hagen Hultzsch. The Compensation Committee was created in 1999 as the Share Incentive Committee and was renamed the Compensation Committee in 2004. The Compensation Committee met 6 times during fiscal year 2010 and all members attended all meetings. On March 8, 2005, our Compensation Committee adopted a charter, which sets forth the Committee’s responsibilities.  Pursuant to the charter, the Compensation Committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue options under our stock option plans. The Compensation Committee reviews and determines, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s Chief Executive Officer and other executive officers.

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Directors’ Service Contracts

The terms of compensation of our directors are approved by our shareholders as required by the Companies Law and are as described in Item 6B above. Except as described below, we do not, as of the date of filing of this Annual Report, have service or employment contracts with our directors providing for benefits upon termination of employment. We do note, however, that Mr. Christopher McCleary, who served as the Executive Chairman of our Board of Directors until November 2008, was entitled to accelerated vesting of his stock options and continued base salary and benefits in connection with his decision not to stand for reelection to our Board of Directors and the termination of his services as Executive Chairman of our Board of Directors.

Pursuant to Mr. McCleary’s employment agreement, all of the stock options we granted to Mr. McCleary were accelerated upon his separation from the Company in November 2008. In addition, he continued to receive his base salary and additional standard company benefits until the expiration of his initial term of service (May 2010). Such compensation was fully expensed upon Mr. McCleary’s separation.

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

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As at December 31,
	2010		2009		2008
Approximate numbers of employees and subcontractors by geographic location
Israel	304		271		262
United States	116		107		89
Other	299	(*)	249	(*)	183
Total workforce	719		627		534
Approximate numbers of employees and subcontractors by category of activity
Research and development	315	(*)	253	(*)	191
Sales, technical support, business development and marketing	323		292		270
Management, operations and administration	81		82		73
Total workforce	719		627		534

(*) Include 108 and 72 subcontractors, as of December 31, 2010 and 2009, respectively.

We are subject to Israeli labor laws and regulations with respect to our Israeli employees.  These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

Furthermore, our Israeli employees and we are subject to provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Association, by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern social benefits, cost of living increases, recreation pay and other conditions of employment.  We generally provide our employees with benefits and working conditions above the required minimums.

Our employees are not represented by a labor union. The employees of our subsidiaries are subject to local labor laws, regulations and/or collective bargaining agreements that vary from country to country.

We consider our relations with our employees to be good, and we have never experienced a strike or work stoppage.

E.	Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 18, 2011. The percentage of outstanding ordinary shares is based on 20,864,535 ordinary shares outstanding as of March 18, 2011.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,949,734	14.13%
Roy Zisapel (2)	1,018,083	4.82%
Meir Moshe (3)	*	*
Avraham Asheri (3)	*	*
Hagen Hultzsch (3)	*	*
Yael Langer (3)	*	*
David Rubner (3)	*	*
Yair Tauman (3)	*	*
Ilan Kinreich (3)	*	*
Amir Peles (3)	*	*
Sharon Trachtman (3)	*	*
Gadi Meroz (3)	*	*
All directors and executive officers as a group (12 persons) (4)	4,200,388	19.72%

(1) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel, (i) 2,505,243 are held directly,  (ii) 10,000 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days, at an exercise price of  $8.78 per share. These options expire in September, 2014; (iii) 295,000 are held of record by Carm-AD Ltd., an Israeli company wholly-owned by Yehuda Zisapel; (iv) 139,491 are held of record by Radbit Computers Inc. which is indirectly held by Yehuda Zisapel and his wife, Nava Zisapel This information is based on information provided in the Statement on Schedule 13D/A filed by Mr. Yehuda Zisapel on February 17, 2011.

(2) Consists of 768,083 shares and 250,000 options to purchase ordinary shares, which are fully vested or which will be fully vested within the next 60 days, at an exercise price of $15.22 per share. These options expire in December, 2014.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Consists of 3,764,188 shares and 436,200 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 21,200 options at an exercise price of $8.99 which expire in July, 2012, 22,500 options at an exercise price of $14.94 which expire in September 2012, 7,500 options at an exercise price of $10.64 which expire in June, 2013, 20,000 options at an exercise price of $6.77 which expire in January, 2014, 50,000 options at an exercise price of $6.15 which expire in April, 2014,  25,000 options at an exercise price of $6.31 which expire in June, 2014, 30,000 options at an exercise price of $8.78 which expire in September, 2014, 10,000 options at an exercise price of $10.90 which expire in December, 2014 and 250,000 options at an exercise price of $15.22 which expire in December, 2014.

NASDAQ Listing Standards

Our ordinary shares are currently listed on the NASDAQ Global Select Market and are thereby subject to the rules and regulations established by the NASDAQ and applicable to listed companies. The Rule 5600 Series of the NASDAQ Stock Marketplace Rules imposes various corporate governance requirements on listed securities. Section (a)(3) of NASDAQ Marketplace Rule 5615 provides that foreign private issuers are required to comply with certain specific requirements of the Rule 5600 Series, but may comply with the laws of their home jurisdiction in lieu of the other requirements of the Rule 5600 Series and certain other enumerated rules. See “Item 16G – Corporate Governance” below for further information regarding our corporate governance practices.

Key Employee Share Incentive Plan

In August 1997, we adopted our Key Employee Share Incentive Plan (1997). Options granted pursuant to our Key Employee Share Incentive Plan are for a term of sixty-two months from the date of the grant of the option. As of December 31, 2010, 10,537,236 ordinary shares have been reserved for option grants under the plan, of which we have granted options to purchase 9,914,303 ordinary shares at a weighted average exercise price of $10.66 per ordinary share. We intend to grant further options under our share option plan to our executive officers and employees.

Our share option plan is administered by the Compensation Committee subject to the provisions of the Companies Law.  Pursuant to the plan, the Compensation Committee has the authority to determine (subject to applicable law), or advise the Board of Directors, in its discretion:

•	the persons to whom options are granted;

•	the number of shares underlying each options award;

•	the time or times at which the award shall be made;

•	the exercise price, vesting schedule and conditions pursuant to which the options are exercisable; and

•	any other matter necessary or desirable for the administration of the plan.

Pursuant to our share option plan, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee who was selected by the Compensation Committee. The trustee will not release the options or ordinary shares to the option holder before the options are vested (unless pre-approved by us) or before the lapse of a longer period if so required under local tax laws and regulations. Our Board of Directors may terminate or amend our share option plan, provided that any action by our Board of Directors which will alter or impair the rights of an option holder requires the prior consent of that option holder.

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

On February 1, 2010, our Board of Directors adopted an additional addendum to our share option plan allowing the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2010, 500,000 ordinary shares have been reserved for option grants under this addendum, of which we have granted options to purchase 120,008 ordinary shares at a weighted average exercise price of $14.18 per ordinary share. This addendum does not affect the possibility of issuing options under our share option plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of the additional addendum to our share option plan.

For further details regarding our share incentive plan, please refer to Exhibit 4.8 in Item 19.

Directors and Consultants Option Plan

On February 18, 2000, we adopted a Directors and Consultants Option Plan, which is administered by our Compensation Committee. Options granted pursuant to our Directors and Consultants Options Plan are for a term of sixty-two months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Key Employee Share Incentive Plan.  The Directors and Consultants Option Plan relies on the 10,537,236 ordinary shares reserved for option grants shares under the Key Employee Share Incentive Plan. The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares.

Employee Share Purchase Plan

On February 1, 2010 our Board of Directors adopted the 2010 Employee Share Purchase Plan (“ESPP”), which provides for the issuance of a maximum of 1,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year Offering Periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective Offering Date. As of December 31, 2010, 59,451 shares have been purchased under the 2010 ESPP.

For further details regarding our employee share purchase plan, please refer to Exhibit 4.9 in Item 19.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 18, 2011, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,949,734	14.13%
York Capital Management Global Advisors, LLC (2)	2,018,637	9.67%
Federated Investors, Inc. (3)	1,561,096	7.48%
Rima Management, LLC (4)	1,533,327	7.35%
Cadian Capital Management, LLC (5)	1,089,147	5.22%

(1) Includes: (i) 2,505,243 ordinary shares held directly; (ii) 10,000 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days; (iii) 295,000 ordinary shares held of record by Carm-AD Ltd., an Israeli company wholly-owned by Yehuda Zisapel; and (iv) 139,491 ordinary shares held of record by Radbit Computers Inc., a New York corporation partially owned by Yehuda Zisapel and his wife, Nava Zisapel. This information is based on information provided in the Amendment No. 1 to Statement on Schedule 13D filed by Mr. Yehuda Zisapel on March 16, 2009. As of April 10, 2010, Mr. Zisapel owned 16.91% of our outstanding shares, and as of March 20, 2009 Mr. Zisapel owned 17.37% of our outstanding ordinary shares.

(2) Share are beneficially owned as follows: (i) 272,589 ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), the general partner of which is Dinan Management, L.L.C.; (ii) 465,288 ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), the general partner of which is Dinan Management, L.L.C.; (iii) 424,096 ordinary shares directly owned by York Select, L.P., a Delaware limited partnership (“York Select”), the general partner of which is York Select Domestic Holdings, LLC; (iv) 361,149 ordinary shares directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”), the general partner of which is York Select Domestic Holdings, LLC; (v) 173,900 ordinary shares directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”), the general partner of which is York Global Value Holdings, LLC; (vi) 38,558 ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”), the general partner of which is Dinan Management, L.L.C.; and (vii) 283,057 ordinary shares directly owned by certain accounts (the “Managed Accounts”) managed by York Managed Holdings, LLC (“York Managed Holdings”) or York UCITS Holdings, LLC (“York UCITS Holdings”). York Capital Management Global Advisors, LLC (“YGA”), a New York limited liability company, the sole managing member of the general partner of each of York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value and Jorvik and the sole managing member of York Managed Holdings and York UCITS Holdings, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares directly owned by such investment funds. This information is based on information provided in the Statement on Schedule 13G filed with the SEC by YGA on February 10, 2011. Prior to this filing, YGA had not publicly disclosed any beneficial ownership of our ordinary shares.

(3) Share are beneficially owned by Federated Investors, Inc. (the “Parent”), the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the “Investment Advisers”), which act as investment advisers to registered investment companies and separate accounts that own ordinary shares. The Investment Advisers are wholly-owned subsidiaries of FII Holdings, Inc., which is wholly-owned subsidiary of the Parent. All of the Parent’s outstanding voting stock is held in the Voting Shares Irrevocable Trust (the “Trust”) for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the “Trustees”). This information is based on information provided in the Amendment No. 3 to Statement on Schedule 13G filed with the SEC by Parent, the Trust and the Trustees on February 9, 2011. As of April 10, 2010, Federated Investors, Inc. owned 10.05% of our outstanding ordinary shares, and as of March 20, 2009, Federated Investors, Inc. owned 9.61% of our outstanding ordinary shares.

(4) Shares are beneficially owned by Rima Management, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 4 to Statement on Schedule 13G filed with the SEC by Mr. Mashall and Rima on February 9, 2011. As of April 10, 2010, Rima owned 9.77% of our outstanding ordinary shares, and as of March 20, 2009 Rima owned 6.86% of our outstanding ordinary shares.

(5) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LLC and Mr. Eric Bannasch on February 18, 2011. As of March 18, 2011 Cadian Capital Management, LLC and Mr. Eric Bannasch owned 5.22% of our outstanding ordinary shares.

Based on the Amendment No. 2 to Statement on Schedule 13G filed with the SEC by Renaissance Technologies, LLC (“Renaissance”) on February 11, 2011, Renaissance no longer beneficially owns more than 5% of our outstanding ordinary shares. As of April 10, 2010, Renaissance was the beneficial owner of 5.07% of our outstanding ordinary shares, and as of March 20, 2009, Renaissance was the beneficial owner of 5.39% of our outstanding ordinary shares.

Based on the Amended Schedule 13G/A filed with the SEC by Mr. Zohar Zisapel on February 14, 2011, Mr. Zispael no longer beneficially owns more than 5% of our outstanding ordinary shares. As of April 10, 2010, Mr. Zisapel owned 6.36%, and as of March 20, 2009, Mr. Zisapel owned 5.62% of our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2011, there were 34 holders of record of our ordinary shares, of which 19 record holders, holding approximately 13.88% of our ordinary shares, had registered addresses in Israel, and of which 13 record holders, holding approximately 86.11% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 86.11% of our outstanding ordinary shares as of said date).

B.	Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal stockholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel Aviv is material to our operations. We believe that the terms of the transactions to which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreement, as well as, in some cases, used a third-party consulting firm, and confirmed that it was not different than that which could have been obtained from unaffiliated third parties.

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

 The RAD-Bynet Group consists of high-tech manufacturers of hardware and software products and data communication providers and distributors. The RAD-Bynet Group includes approximately 20 companies dealing in advanced communication technology, networks, and integration. Members of the RAD-Bynet Group provide a variety of services to their customers, including: engineering, purchasing and sub-contracting, production and final testing, planning and control, and support for end users. The RAD-Bynet Group also includes a few companies which provide services in order to support the activities of the other RAD-Bynet Group members, such as real estate leasing and administrative services. Each company in the RAD-Bynet Group is independent from the others. The ownership and Board of Directors structure of each RAD-Bynet Group member is different and certain of the RAD-Bynet Group members are publicly held companies.

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

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies owned by Messrs. Zohar Zisapel and Yehuda Zisapel. The facilities are located in 2 locations:

•
One is a five-story building in Tel Aviv, Israel, consisting of approximately 36,000 square feet, plus storage and parking space. The lease expires in November 2012. The annual rent amounts to approximately $644,000.

•
The second location consists of two floors in the Or Tower in Tel Aviv, Israel with approximately 30,000 square feet, plus parking spaces. The lease expires in May 2014. The annual rent for such 2 floors amounts to approximately $644,000. Pursuant to approvals we have obtained from our Audit Committee, Board of Directors and Shareholders, we have exercised an option to extend such lease for an additional period of three years. During the extended period, the annual rent amounts to approximately $647,000.

In addition, we lease approximately 6,300 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. The lease expires in February 2014. The annual rent amounts to $107,000. Pursuant to approvals we have obtained from our Audit Committee, Board of Directors and Shareholders, we have exercised an option to extend such lease for an additional period of three years. During the extended period, the annual rent amounts to approximately $115,300.

In addition, we sublease approximately 6,500 square feet in Jerusalem for warehousing from an unaffiliated company. The annual rent amounts to approximately $94,000.

We entered into an agreement with RAD Data Communications, Inc., a company controlled by Yehuda and Zohar Zisapel, pursuant to which we lease approximately 14,800 square feet in Mahwah, New Jersey, consisting of approximately 10,600 square feet of office space and 4,300 square feet of warehouse space, in consideration for annual rent of approximately $226,000 (including taxes, electricity and management fees). The lease expires on April 20, 2012. Pursuant to approvals we have obtained from our Audit Committee, Board of Directors and Shareholders, we have exercised an option to extend such lease for an additional period of one year. During the extended period, the annual rent amounts to approximately $226,000.

Distribution Agreement

Bynet Data Communications Ltd., a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet Data Communications Ltd. under which we provide Bynet Data Communications with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet Data Communications (and other companies in the RAD-Bynet Group) amounted to approximately $3.2 million in 2010 and $1.1 million during the first quarter of 2011.

Additional RAD-Bynet Group Services

The Company receives the following additional services from members of the RAD-Bynet Group: network management and communication services; electricity charges; parking and building maintenance; reception services; vehicles and human resource administration; distribution services; and marketing services.  Each of these additional services is not material, individually or in the aggregate, to the Company or the RAD-Bynet Group.

A portion of the above services, such as electricity charges, are “pass through” services for which we are charged on a “back-to-back” basis according to our actual usage (i.e., we are charged pro ratably based on the actual charge of the third party electricity company) due to the fact that we lease part of our facilities from a number of other RAD-Bynet Group members. Other services mentioned above, such as vehicles and human resource administration, are performed by one of the RAD-Bynet Group companies and are provided to all members of the RAD-Bynet Group, in order to achieve lower prices for these services based on economies of scale. In addition, since the RAD-Bynet Group is comprised of a number of companies which are engaged in our industry, the RAD-Bynet Group initiates marketing events from time to time, which we are participate in, to promote the RAD-Bynet Group members’ products. The charges for these services are based on actual costs incurred and are allocated to the Company according to its relative part in such services (e.g., vehicles administration – according to the number of the Company’s vehicles out of the total vehicles of the RAD-Bynet Group; marketing events – according to the number of participants of the Company’s customers out of the total participants in the events).

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

The parties in the approximately 300 coordinated class actions, including Radware, the underwriter defendants in the Radware class action, and the plaintiffs in the Radware class action, have reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including Radware. On October 5, 2009, the court granted final approval of the settlement and judgment was entered on January 10, 2010. A group of three objectors filed a petition to the Second Circuit seeking permission to appeal the District Court’s final approval order on the basis that the settlement class is broader than the class previously rejected by the Second Circuit in its December 5, 2006 order vacating the District Court’s certifying classes in the focus cases. Plaintiffs have filed an opposition to the petition. In addition, six notices of appeal to the Second Circuit have been filed by different groups of objectors, including the objectors that filed the petition to appeal. Two appeals are proceeding. The remaining objectors have withdrawn their appeals with prejudice.

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

Israeli Tax Authority Assessment Proceedings

Following an audit of our 2004 and 2005 Israeli tax returns in December 2010, the ITA issued orders challenging our positions on several matters. The ITA, thereafter, demanded the payment of additional taxes in the aggregate amount of NIS 16.1 million (approximately US$4.47 million) for 2004 and NIS 15.5 million (approximately US$4.3 million) for 2005 including interest as of the assessment date. We have appealed the orders relating to both years with the Tel Aviv District court, and these appeals are pending. There can be no assurance that the court will accept the Company’s positions on matters raised and, in such an event, we may record additional tax expenses if these matters are settled for amounts in excess of the current position.

For the years 2006 and 2008, the ITA issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 19.9 million (approximately US$5.5 million) for 2006 and NIS 9.4 million (approximately US$2.61 million) for 2008 with respect to these years including interest as of the assessment date. We appealed such assessments and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept our position on matters raised and, in such an event, an order will be issued.

We cannot estimate what impact, if any, the ITA assessments may have on our business, results of operations, financial condition or cash flows. If, however, either of these matters is decided adversely to us, it may result in a material adverse effect on our business, results of operations, financial conditions and cash flows.

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

Our ordinary shares have been listed for quotation on the NASDAQ Global Select Market since September 30, 1999 under the symbol “RDWR”. From May 12, 2004 to March 8, 2009, our ordinary shares were also listed on the Tel Aviv Stock Exchange, or TASE. We voluntarily delisted our ordinary shares from the TASE primarily due to low trading volume.

The following table sets forth the high and low closing price for our ordinary shares as reported by the NASDAQ Global Select Market and TASE for the periods indicated:

Annual High and Low	NASDAQ Global Select Market		Tel Aviv Stock Exchange
	High	Low	High		Low

2006	$21.49	$11.44	NIS 101.10		NIS 50.43
2007	$16.92	$12.31	NIS 67.97		NIS 49.64
2008	$14.84	$4.99	NIS 59.40		NIS 18.11

2009
First Quarter	$6.48	$5.15	NIS 27.30	*	NIS 19.52	*
Second Quarter	$7.91	$5.59	N/A		N/A
Third Quarter	$12.5	$7.68	N/A		N/A
Fourth Quarter	$15.12	$10.99	N/A		N/A
ANNUAL	$15.12	$5.15	N/A		N/A

2010
First Quarter	$22.31	$14.92	N/A		N/A
Second Quarter	$23.87	$18.21	N/A		N/A
Third Quarter	$38.59	$19.64	N/A		N/A
Fourth Quarter	$39.77	$30.53	N/A		N/A
ANNUAL	$39.77	$14.92	N/A		N/A

2011
First Quarter (*)	$42.73	$34.28	N/A		N/A

Most recent six months
2010
September	$38.59	$24.61	N/A	N/A
October	$35.98	$31.41	N/A	N/A
November	$34.39	$30.53	N/A	N/A
December	$39.77	$32.51	N/A	N/A
2011
January	$40.17	$34.28	N/A	N/A
February	$42.73	$36.93	N/A	N/A
March (*)	$38.34	$35.46	N/A	N/A

*Through March 18, 2011

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed for quotation on the NASDAQ Global Select Market under the symbol “RDWR”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Dividend and Liquidation Rights

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent financial statements or as accrued over a period of two years, whichever is higher. Our Board of Directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, and provided further that our shareholders approve the final dividend declared by the Board of Directors, in an amount not to exceed the Board of Directors’ recommendation.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to their respective holdings.  This liquidation right may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Voting, Shareholders’ Meetings and Resolutions

We have two types of general shareholder meetings:  the annual general meeting and the extraordinary general meeting.  An annual general meeting must be held once in every calendar year, but not more than 15 months after the last annual general meeting.  The Board of Directors may convene an extraordinary general meeting whenever it deems fit, and is obliged to do so upon the request of any of: (i) two directors or one fourth of the then serving directors; (ii) one or more shareholders who hold at least 5% of the issued share capital and at least 1% of the voting rights; or (iii) one or more shareholders who hold at least 5% of the voting rights.

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

These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.  The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 35% of the outstanding voting shares unless otherwise required by applicable rules.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of a majority of the voting power represented at the meeting and voting on the matter adjourned.  At such reconvened meeting, the required quorum consists of any two members present in person or by proxy.

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

General Duties of Shareholders

Under the Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations towards the company and other shareholders and refrain from abusing his power in the company, such as in voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of certain related party transactions and actions, which require shareholder approval pursuant to the Companies Law.

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

Recent Amendment to the Israeli Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or Amendment No. 16, which is primarily designed to implement a comprehensive reform in the corporate governance of Israeli public companies, such as Radware. The following is a summary of the principal changes introduced by Amendment No. 16:

•
A higher shareholder approval threshold will need to be satisfied in order  to permit a chief executive officer or his or her relative to also serve as chairman of the board of directors and vice versa. In addition, a prohibition was adopted on the ability of the chairman to serve the company in any capacity other than as the chief executive officer or as a director in any of the company's subsidiaries;

•
The majority of the members of the audit committee will be required to be "independent" (as such term is defined under the Companies Law) and the chairman of the audit committee will be an external director only. In addition, the following will be disqualified from serving as members of the audit committee: the chairman, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services  to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, any director who derives most of its income from the controlling shareholder, the controlling shareholder and his relatives;

•
The functions to be performed by the audit committee were expanded to include, inter alia, the following: determination whether certain related party actions and transactions are "material" or "extraordinary" in connection with their approval procedures, to assess the scope of work and compensation of the company's independent accountant, to assess the company's internal audit system and the performance of its internal auditor and to set whistle blower procedures (including in respect of the protections afforded to whistle blowers);

•
The threshold to elect external directors was increased, such that the election of external directors will require a majority vote at a shareholders’ meeting, provided that either: at least a majority (previously, one-third) of the shares of non-controlling shareholders cast at the meeting vote in favor of the election of the external director, or the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed 2% (previously, 1%) of the voting rights in the company;

•
The independence requirements of external directors were enhanced such that an individual may no longer be appointed as an external director (1) in a company that does not have a controlling shareholder, if he or she has affiliation (as such term is defined under the Israeli Companies Law), at the time of appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; and (2) if he or she or his or her relative, partner, employer, supervisor, or an entity he or she controls, has other than negligible business or professional relations with any of the persons with whom the external director may not be affiliated;

•
External directors may be re-elected for up to two (previously, one) additional three-year terms. The reelection will be effected through  one of the following mechanisms: (1) the board of directors proposed the nominee and the appointment was approved by the shareholders in the requisite majority, or (ii) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast by such non-affiliated shareholders in favor of the nominee constitute more than 2% of the voting rights in the company;

•	The terms of employment of executive officers will require the approval of the audit committee as well as the board of directors;

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest was increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company. In addition, any such extraordinary transaction whose term is more than three years, will generally require further shareholder approval every three years; and

•	the articles of association may be amended to include a list of recommended provisions relating to corporate governance, such as with respect to the number of independent directors.

Most of the provisions of Amendment No. 16 will become effective 60 days after its publication in the Israeli Official Gazette. The foregoing is only a summary and does not purport to be complete and is qualified by reference to the full text of Amendment No. 16, as published.

C.	Material Contracts

On February 19, 2009 we entered into an asset purchase agreement (“APA”) with Nortel, whereby we agreed to purchase certain assets, including intellectual property, inventory and service contracts related to Nortel’s Layer 4-7 Application Delivery Business, for $18.0 million in cash and hire certain Nortel employees dedicated to the purchased product line. The Application Delivery Business was acquired by Nortel in 2000 by way of its corporate acquisition of Alteon WebSystems, Inc. The APA contains very limited ongoing representations and undertakings by Nortel with respect to the purchased assets and assumed liabilities. Since the consummation of the transaction on March 31, 2009 Radware has offered Nortel’s application delivery products under a merged brand, Radware Alteon.

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

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate 25% for the 2010 year tax and 24% for the 2011 tax year. Following an amendment to the Tax Ordinance, the Corporate Tax rate is scheduled to decrease to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate.

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

A company may elect to receive an alternative package of benefits.  Under the alternative package of benefits, a company’s undistributed income derived from the approved enterprise will be exempt from corporate tax for a period of between two and ten years from the first year the company derives taxable income under the program, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period. The Years Limitation does not apply to the exemption period. A company that has elected the alternative package of benefits, such as us, that subsequently pays a dividend out of income derived from the approved enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount distributed, including any taxes thereon, at the rate which would have been applicable had it not elected the alternative package of benefits, generally 10%-25%, depending on the percentage of the company’s ordinary shares held by foreign shareholders. The dividend recipient is subject to withholding tax at the rate of 15% applicable to dividends from approved enterprises, if the dividend is distributed during the tax exemption period or within twelve years thereafter.  The company must withhold this tax at source. However, in the event that the company qualifies as a Foreign Investors Company, the limitation of twelve years will not apply.

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

During 2004, the Company’s production facilities in Israel (Tel Aviv and Jerusalem) were granted an expansion program to its Approved Enterprise status by the Investment Center. The Company applied for an amendment to this expansion program, according to which it requested an enlargement to this expansion program, neutralization of certain assets and an approval that the benefits period from such expansion program will commence in 2006. In 2010, the Investment Center granted an approval for the year 2006.

The 2005 Amendment to the Investments Law

An amendment to the Investments Law, which was published on April 1, 2005 (the “Amendment”), has changed certain provisions of the Law. As a result of the Amendment, a company is no longer obliged to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore generally there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, the Company may claim the tax benefits offered by the Investments Law directly in its tax returns by notifying the ITA within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export (referred to as a “Privileged Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Privileged Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Privileged Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years (and in certain circumstances 14 years) from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to one of the following new tax routes, which may be applicable to us:

•
Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of seven to ten years, depending on the level of foreign investment in the company.  If the company distributes a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate of the gross amount (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Privileged Enterprise; and

•
A special tax route, which enables companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

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

We elected 2009 as year of election according to the law prior to the reform mentioned below.

Reform of the Investments Law

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law. This amendment revises the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years.

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011 and 2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax years 2013 and 2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•
A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

•
A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

A “Preferred Company” (as defined in the Investments Law) may generally elect to apply the provisions of the amendment to preferred income produced or generated by it commencing on January 1, 2011. The amendment provides various transition provisions which allow, under certain circumstances, to apply the new regime to investment programs previously approved or elected under the Investments Law in its previous form.

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into effect (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally requires that all cross-border transactions carried out between related parties be conducted on an arm’s length principle basis and will be taxed accordingly.  The TP Regs are not expected to have a material effect on the Company.

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

Each holder of our ordinary shares is advised to consult such holder’s own tax advisor with respect to the specific tax consequences to such holder of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign  laws in such holder’s particular circumstances.

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

Dividends that are received by non-corporate U.S. Holders will generally be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.”  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2012, unless further extended by the United States Congress.  In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will generally be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received regardless of whether the foreign currency is converted into U.S. dollars.  A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after the date of receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder.  These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16 day holding period.  Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares.  Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year is long-term capital gain, and may be eligible for a reduced rate of taxation for individuals.  Gains recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.  A loss recognized by a U.S. Holder on the sale, exchange or other disposition of our ordinary shares is allocated to U.S. source income.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of our ordinary shares is subject to limitations.  A U.S. Holder that receives foreign currency upon disposition of our ordinary shares and subsequently converts the foreign currency into U.S. dollars or disposes of such foreign currency, may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Passive Foreign Investment Company Status.  We will be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either (i) 75 percent or more of our gross income in a taxable year is passive income or (ii) the average percentage (by value, determined on a quarterly basis) of our total assets that are passive assets during the taxable year is at least 50 percent.  If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares.  The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value on the date of death and, instead, would generally have a tax basis in such shares equal to the lower of the decedent’s basis or the fair market value of such shares on the date of the decedent’s death. Further, if we are a PFIC, each U.S. Holder will generally be required to file an annual report with the IRS for taxable years beginning on or after March 18, 2010.

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

As indicated above, we will be a PFIC for any taxable year if the average percentage (by fair market value determined on a quarterly basis) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods besides the market capitalization approach in certain other valuation contexts. For our 2010 taxable year, the average percentage of our passive assets to the fair market value of our total assets was below 50%.  Therefore, we believe that we should not be classified as a PFIC for 2010. However, there can be no assurance that the IRS will not challenge this treatment and it is possible that the IRS will attempt to treat us as a PFIC for 2010 and possibly prior taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets, and the future price of our ordinary shares which are all relevant to this determination of whether we are classified as a PFIC.  Accordingly, there can be no assurance that we will not become a PFIC in 2011 or in subsequent taxable years.

U.S. Holders are urged to consult their tax advisors about the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to market election.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, ordinary shares, unless, in the case of U.S. federal income taxes:

•
Such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States; or

•
The Non-U.S. Holder is an individual who holds the ordinary shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other requirements are met.

Information Reporting and Backup Withholding

U.S. Holders (other than exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares.  Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding (currently at a rate of up to 28%) with respect to dividends paid on our ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

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

A decline in market interest rates, such as the significant global decline in 2008 and 2009, has had an adverse effect on our investment income. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities held earlier than initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. Currently, approximately 5% of our marketable securities portfolio can be redeemed early. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

Our investments consist primarily of government and corporate debentures and bank deposits. As of December 31, 2010, approximately 8% of our portfolio was invested in U.S. Government debentures, 35% deposited in foreign banks and government debentures, 13% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Impact of Currency Fluctuations

Most of our sales are denominated in dollars or are dollar-linked and we incur most of our expenses in dollars, NIS, and Euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the Euro and the NIS. For example, if there were no changes in the average exchange rates of the dollar relative to the Euro and to the NIS during the year in 2010 compared to the average exchange rates in 2009, our revenues were higher in an amount of $1.0 million and our expenses were lower in an amount of $1.2 million. Assuming our revenues and expenses in 2011 will remain at the same level and with the same currency mix as in 2010, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $3.9 million and in an increase in our expenses of $7.4 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and the U.S. dollar relative to the Euro:

Year ended December 31,	U.S. dollar against NIS	U.S. dollar against Euro

2006	(8.2)%	(10.2)%
2007	(9.0)%	(10.5)%
2008	(1.1)%	5.6%
2009	(0.7)%	(3.3)%
2010	(6.0)%	8.0%

2011(1)	0.1%	(5.0)%

 (1) January 1, 2011 through March 18, 2011

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The effective date of the registration statement (Commission File Number 333-10752) for our initial public offering of our ordinary shares was September 29, 1999.  The offering commenced on October 5, 1999, and terminated after the sale of all the securities registered.  The managing underwriter of the offering was Salomon Smith Barney. We registered 4,025,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters’ over-allotment option.  Of such shares, we sold 3,500,000 ordinary shares at an aggregate offering price of $63.0 million ($18.00 per share) and certain selling shareholders sold an aggregate of 525,000 ordinary shares at an aggregate offering price of $9.45 million ($18.00 per share).  Under the terms of the offering, we incurred underwriting discounts of $4.41 million.  We also incurred estimated expenses of $1.82 million in connection with the offering.  None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning ten percent or more of any class of our equity securities, or any of our affiliates.  The net proceeds that we received as a result of the offering were approximately $56.8 million.  None of the use of proceeds consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning ten percent or more of any class of our equity securities, or any of our affiliates.

In January 2000, we raised net proceeds of approximately $60.0 million in a public offering of our ordinary shares.

The net proceeds of the two offerings are kept in short-term and long-term bank deposits and in marketable securities.

ITEM 15.	CONTROLS AND PROCEDURES

a.	Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2010. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2010, our disclosure controls and procedures were effective to provide reasonable assurance that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2010 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2010.

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

On February 2, 2004, our Board of Directors adopted our Code of Ethics which applies to all directors, officers and employees of the Company, including our Chief Executive Officer and President, Chief Financial Officer, Director of Finance and Corporate Controller.  In January 2005, we modified the Code of Conduct and Ethics. In January and October 2010, we made some additional technical changes. Our Code of Conduct and Ethics (as amended) has been posted on our Internet website, http://www.radware.com/content/company/investorrelations.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on October 5, 2010 our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

Ernst & Young billed the following fees to us for professional services in each of the last two fiscal years:

	Year Ended December 31,
	2009		2010
	(US$ in thousands)
Audit Fees	247	59%	268	77%
Audit-Related Fees	100	24%	21	6%
Tax Fees	73	17%	59	17%
All Other Fees	-	-	-	-
Total	420	100%	348	100%

The Audit Fees for the years ended December 31, 2010 and 2009 were for professional services rendered for the integrated audit of our annual consolidated financial statements and our internal controls over financial reporting as of December 31, 2010 and 2009, review of our consolidated quarterly financial statements, our statutory audit, and consents and assistance with review of documents we filed with the SEC.

The Audit-Related Fees for the year ended December 31, 2010 were for services related with acquisition due diligence and acquisition accounting consultations.

Tax Fees for the years ended December 31, 2010 and 2009 were for services related to tax compliance, including the preparation of tax returns, as well as tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisition, transfer pricing and assistance with respect to requests for rulings from tax authorities.

Audit Committee’s pre-approval policies and procedures

Our Audit Committee oversees our independent auditors.  See also the description in “Item 6C- Directors, Senior Management and Employee - Board Practices.” In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, and which is discussed and approved at the end of each calendar year, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Consulting Services that may be performed by our auditors.  In addition, the Audit Committee limited the aggregate amount in fees our auditors may receive during the 2010 fiscal year for non-audit services in certain categories, unless pre- approved. Our Director of Finance reviews all individual management requests to engage our independent auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approve the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the Audit Committee on a case-by-case basis.  Our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

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
4.6
Asset Purchase Agreement by and between NORTEL NETWORKS INC., NORTEL NETWORKS LIMITED and some EMEA Nortel entities, as sellers, A. R. BLOOM, S. HARRIS, A. M. HUDSON AND C. HILL and A.R. BLOOM AND D. HUGHES, as Joint Administrators and the Company (F).

4.7	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters (F)
4.8
1997 Key Employee Share Incentive Plan, Appendix A to the Key Employee Share Incentive Plan (1997) (G) and Radware Ltd. Key Employee Share Incentive Plan (1997) – 2010 Addendum (for international grantees) (H)

4.9	Radware Ltd. – 2010 Employee Share Purchase Plan (H)

8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Independent Registered Public Accounting Firm*

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

(G) Incorporated by reference to the Company’s Registration Statement on Form S-8, filed with the SEC on August 15, 2001 (File No. 333-13818) and Post-Effective Amendment No. 1 to that Registration Statement on Form S-8, filed with the SEC on June 10, 2003 (File No. 333-13818).

(H) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.
By:	/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer

Date: March 24, 2011

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, statements of changes in shareholders' equity and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24,2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 24, 2011	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
RADWARE LTD.

We have audited Radware Ltd.'s (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 24, 2011 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 24, 2011	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$19,843	$15,284
Available-for-sale marketable securities	29,117	24,200
Short-term bank deposits	10,130	51,441
Trade receivables (net of allowance for doubtful accounts and sales reserves in a total amount of $ 2,585 and $ 2,695 in 2009 and 2010, respectively)	16,603	16,543
Other current assets and prepaid expenses	2,934	3,402
Inventories	9,792	9,722

Total current assets	88,419	120,592

LONG-TERM INVESTMENTS:
Available-for-sale marketable securities	42,021	82,864
Long-term bank deposits	25,000	5,000
Severance pay fund	2,514	3,342

Total long-term investments	69,535	91,206

Property and equipment, net	11,220	11,801
Other long-term assets	467	560
Intangible assets, net	14,794	12,011
Goodwill	24,465	24,465

Total assets	$208,900	$260,635

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2009	2010

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,699	$5,913
Deferred revenues	21,240	32,907
Other payables and accrued expenses	11,907	14,316

Total current liabilities	38,846	53,136

LONG TERM LIABILITIES:
Deferred revenues	16,919	18,610
Accrued severance pay	3,662	3,899

Total long term liabilities	20,581	22,509

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 30,000,000 at December 31, 2009 and 2010; Issued: 20,712,558 and 22,256,530 shares at December 31, 2009 and 2010, respectively; Outstanding: 18,916,601 and 20,460,573 shares at December 31, 2009 and 2010, respectively	465	506
Additional paid-in capital	191,941	218,593
Treasury stock, at cost	(18,036)	(18,036)
Accumulated other comprehensive income	935	125
Accumulated deficit	(25,832)	(16,198)
Total shareholders' equity	149,473	184,990

Total liabilities and shareholders' equity	$208,900	$260,635

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2008	2009	2010

Revenues:
Products	$59,678	$65,021	$89,358
Services	34,903	43,883	54,761

Total revenues	94,581	108,904	144,119

Cost of revenues:
Products *)	15,143	16,609	21,306
Services	6,431	6,666	7,898

Total cost of revenues	21,574	23,275	29,204

Gross profit	73,007	85,629	114,915

Operating expenses:

Research and development	28,357	25,674	31,660
Sales and marketing	63,591	55,130	64,609
General and administrative	12,066	11,930	10,190

Total operating expenses	104,014	92,734	106,459

Operating profit (loss)	(31,007)	(7,105)	8,456
Financial income, net	3,612	1,987	2,057

Income (loss) before taxes on income	(27,395)	(5,118)	10,513
Taxes on income	3,627	818	879

Net income (loss)	$(31,022)	$(5,936)	$9,634

Basic net earnings (loss) per share	$(1.60)	$(0.31)	$0.49
Diluted net earnings (loss) per share	$(1.60)	$(0.31)	$0.44

*)	Include an impairment loss of $ 2,036 in the year ended December 31, 2008 with respect to acquired technology derived from the acquisition of Covelight. See also Note 2(j).

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total comprehensive loss	Total

Balance as of January 1, 2008	19,559,903	$482	$176,004	$(11,049)	$150	$11,126		$176,713
Repurchase of shares	(880,315)	(24)	-	(6,570)	-	-		(6,594)
Issuance of shares upon exercise of stock options	238,850	7	1,906	-	-	-		1,913
Stock based compensation	-	-	8,075	-	-	-		8,075
Comprehensive loss:
Unrealized loss on available-for-sale securities, net	-	-	-	-	(1,023)	-	$(1,023)	(1,023)
Net loss	-	-	-	-	-	(31,022)	(31,022)	(31,022)

Total comprehensive loss							$(32,045)

Balance as of December 31, 2008	18,918,438	465	185,985	(17,619)	(873)	(19,896)		148,062

Repurchase of shares	(68,787)	(2)	-	(417)	-	-		(419)
Issuance of shares upon exercise of stock options and upon purchase of shares under Espp	66,950	2	1,016	-	-	-		1,018
Stock based compensation	-	-	4,041	-	-	-		4,041
Tax benefit related to exercise of stock options	-	-	899	-	-	-		899
Comprehensive loss:
Unrealized gain on available-for-sale securities, net	-	-	-	-	1,808	-	$1,808	1,808
Net loss	-	-	-	-	-	(5,936)	(5,936)	(5,936)

Total comprehensive loss							$(4,128)

Balance as of December 31, 2009	18,916,601	465	191,941	(18,036)	935	(25,832)		149,473

Issuance of shares upon exercise of stock options	1,543,972	41	21,159	-	-	-		21,200
Stock based compensation	-	-	5,493	-	-	-		5,493
Comprehensive income:
Unrealized loss on available-for-sale securities, net	-	-	-	-	(810)	-	$(810)	(810)
Net income	-	-	-	-	-	9,634	9,634	9,634

Total comprehensive income							$8,824
Balance as of December 31, 2010	20,460,573	$506	$218,593	$(18,036)	$125	$(16,198)		$184,990

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from operating activities:

Net income (loss)	$(31,022)	$(5,936)	$9,634
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,073	9,794	9,052
Impairment of acquired technology	2,036	-	-
Gain on sale of property and equipment	(8)	-	-
Stock based compensation	8,075	4,041	5,493
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	588	1,765	1,877
Accrued interest on bank deposits	236	(130)	(137)
Accrued severance pay, net	412	(703)	(591)
Decrease (increase) in long-term deferred tax assets	594	1	(5)
Decrease (increase) in trade receivables, net	3,844	(3,255)	60
Decrease (increase) in other current assets and prepaid expenses	1,149	(888)	(468)
Decrease (increase) in inventories	(1,284)	(561)	70
Increase (decrease) in trade payables	(2,891)	1,053	214
Increase in deferred revenues	647	8,807	13,358
Increase in other payables and accrued expenses	1,825	1,338	2,409
Excess tax benefit from stock-based compensation	-	(899)	-

Net cash provided by (used in) operating activities	(9,726)	14,427	40,966

Cash flows from investing activities:

Purchase of property and equipment	(4,645)	(5,837)	(5,650)
Proceeds from sale of property and equipment	10	-	-
Investment in other long-term assets, net	(48)	(36)	(88)
Investment in bank deposits	-	(35,000)	(21,174)
Purchase of available-for-sale marketable securities	(161,706)	(405,827)	(75,814)
Proceeds from redemption and maturity of available-for-sale marketable securities	137,485	440,575	37,201
Proceeds from structured deposit	10,000	-	-
Payment for the acquisition of Intangible assets	-	-	(1,200)
Payment for the acquisition of Alteon	-	(18,022)	-

Net cash used in investing activities	(18,904)	(24,147)	(66,725)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from financing activities:

Proceeds from exercise of stock options	1,913	1,018	21,200
Excess tax benefit from stock-based compensation	-	899	-
Repurchase of shares	(6,594)	(419)	-

Net cash provided by (used in) financing activities	(4,681)	1,498	21,200

Decrease in cash and cash equivalents	(33,311)	(8,222)	(4,559)
Cash and cash equivalents at the beginning of the year	61,376	28,065	19,843

Cash and cash equivalents at the end of the year	$28,065	$19,843	$15,284

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$743	$383	$719

Supplemental disclosure of non cash investing and financing activities:

Net change in unrealized gain (loss) on marketable securities	$(1,023)	$1,808	$810

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

	Fair value	Useful life

Customer relationships	$6,911	5.8 years
Brand name	832	5.8 years
Core technology	5,639	4.8 years
In-Process research and development	2,859	7 years (*)

Total intangible assets	$16,241

(*)	In 2010, upon completion of development, the Company evaluated the useful life at 7 years.

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

The following unaudited condensed combined pro forma information for the years ended December 31, 2008 and 2009, gives effect to the acquisition of Alteon Business as if the acquisition had occurred on January 1, of each year. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net loss includes additional amortization of intangible assets related to the acquisition of $ 3,705 and $ 928 in 2008 and 2009, respectively.

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

d.	Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

f.	Bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are stated at cost which approximates market values.

Bank deposits with maturities of more than one year are included in long-term deposits. Such long-term deposits are stated at cost which approximates market values.

g.	Investment in marketable securities:

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

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporary impaired, the amount of impairment recognized in the statement of income is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2008, 2009 and 2010, the Company did not record any other-than-temporary impairment loss with respect to its marketable securities.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write off totaled $ 585, $ 1,136 and $ 255 in 2008, 2009 and 2010, respectively, and has been included in cost of revenues.

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.

Work-in-progress and finished products - raw materials as above with the addition of subcontracting costs - calculated on the basis of direct subcontractors costs and with direct overhead costs.

i.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computer, peripheral equipment and software	15 - 33 (mainly 33 )
Office furniture and equipment	6 - 20 (mainly 15)
Motor vehicles	15
Leasehold improvements	Over the shorter of the term of the lease or the life of the asset

j.	Impairment of long lived assets and intangible assets subject to amortization:

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2009 and 2010, no impairment losses have been identified.

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

During 2009 and 2010, no impairment losses were recorded.

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

In accordance with ASC No. 350 the Company performs an annual impairment test at December 31 each year. Goodwill is tested for impairment by comparing the estimated fair value of the Company as an entity with the carrying amounts of its total net assets. Fair value was determined using market comparables and multiples, and by applying a control premium based on market comparables. The Company operates in one operating segment, and this segment comprises its only reporting unit. During the years ended December 31, 2008, 2009 and 2010, no impairment losses were recorded.

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

The Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 2,085 and $ 1,925 as of December 31, 2009 and 2010, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenue includes unearned amounts received under post-contract customer support.

m.	Shipping and Handling:

Shipping and handling fees charged to the Company's customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a cost of sale.
n.	Cost of revenues:

Cost of products is comprised of cost of software and hardware production, manuals, packaging, license fees paid to third parties and amortization of acquired technology.

Cost of services is comprised of cost of post sale customer support.

o.	Warranty costs:

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2008, 2009 and 2010 were immaterial.

p.	Research and development expenses:

Research and development expenses are charged to the statement of operations, as incurred.

q.	Accounting for stock-based compensation:

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

ASC No. 718 requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows.

 The Company selected the Black-Scholes-Merton option pricing model to account for the fair value of its stock-options awards with only service conditions based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical period equivalent to the option's expected term. The expected option term represents the period of time that options granted are expected to be outstanding. Expected term of options granted is based upon historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The Company uses other models, such as the lattice model, only in case of grants having complex vesting terms such as market condition.

The fair value of the Company's stock options granted to employees, consultants and directors for the years ended December 31, 2008, 2009 and 2010 was estimated using the following weighted average assumptions:

Employees stock option plan	Year ended December 31,
	2008	2009	2010

Risk free interest rate	2.69%	1.84%	1.23%
Dividend yields	0%	0%	0%
Expected volatility	43%	40%	38%
Weighted average expected term from grant date (in years)	3.83	3.98	3.44

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Employees stock purchase plan	Year ended December 31,
	2008	2009	2010

Risk free interest rate	-	-	0.29%
Dividend yields	-	-	0%
Expected volatility	-	-	36%
Weighted average expected term from grant date (in yeas)	-	-	0.75

r.	Income taxes:

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

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

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

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. Bad debt expenses for the years ended December 31, 2008, 2009 and 2010 were $ 0, $ 0 and $ 270, respectively. Total write offs during 2008, 2009 and 2010 amounted to $ 706, $ 0 and $ 0, respectively.

t.	Severance pay:

The Company's liability for severance pay for periods prior to April 1, 2007 is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company recorded as expenses the increase in the severance liability, net of earnings (losses) from the related investment fund. Employees were entitled to one month's salary for each year of employment, or a portion thereof. Until April 1, 2007, the Company's liability was partially funded by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a provision established by the Company.

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

Effective April 1, 2007, the Company's agreements with employees in Israel are in accordance with section 14 of the Severance Pay Law - 1963 which provide that the Company's contributions to severance pay fund shall cover its entire severance obligation with respect to period of employment subsequent to April 1, 2007. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance obligation and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from severance obligation to employees once the amounts have been deposited, and the Company has no further legal ownership on the amounts deposited. Consequently, effective from April 1, 2007, the Company increased its contribution to the deposited funds to cover the full amount of the employees' salaries.

Severance pay expenses for the years ended December 31, 2008, 2009 and 2010 amounted to approximately $ 1,824, $ 941 and $ 1,866, respectively.

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

v.         Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to shareholders. The Company's items of other comprehensive income relates to unrealized gains and losses on available for sale marketable securities.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Treasury stock:

From time to time the Company repurchases its Ordinary shares on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity.

x.	Basic and diluted net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC No. 260, "Earnings Per Share".

The weighted average number of shares related to outstanding anti dilutive options excluded from the calculation of diluted income (loss)  per share as they would have been anti dilutive was 4,313,072, 4,700,050 and 226,065 for the years ended December 31, 2008, 2009 and 2010, respectively.

y.	Impact of recently issued accounting pronouncements:

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13") and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) ("ASU 2009-14"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company adopted ASU 2009-13 and ASU 2009-14 in the first quarter of fiscal year 2011.

The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2009				2010
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	Value

U.S. Government debentures	$2,543	$-	$24	$2,567	$-	$-	$-	$-
Foreign banks and government debentures	22,618	(2)	323	22,939	17,444	-	105	17,549
Corporate debentures	3,605	-	6	3,611	6,628	-	23	6,651

Total available-for-sale marketable securities	$28,766	$(2)	$353	$29,117	$24,072	$-	$128	$24,200

Marketable securities with contractual maturities from one to three years are as follows:

	December 31,
	2009				2010
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	Losses	gains	Value

U.S. Government debentures	$7,052	$-	$14	$7,066	$-	$-	$-	$-
Foreign banks and government debentures	21,251	(17)	391	21,625	32,985	(81)	333	33,237
Corporate debentures	13,133	-	197	13,330	17,272	(6)	175	17,441

Total available-for-sale marketable securities	$41,436	$(17)	$602	$42,021	$50,257	$(87)	$508	$50,678

Marketable securities with contractual maturities of more than three years are as follows:

	December 31,
	2009				2010
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	Losses	gains	Value

U.S. Government debentures	$-	$-	$-	$-	$2,510	$(31)	$-	$2,479
Foreign banks and government debentures	-	-	-	-	19,276	(275)	15	19,016
Corporate debentures	-	-	-	-	10,824	(137)	4	10,691

Total available-for-sale marketable securities	$-	$-	$-	$-	$32,610	$(443)	$19	$32,186

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2010
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	unrealized losses	Fair value	unrealized losses

U.S. Government debentures	$2,479	$(31)	$-	$-	$2,479	$(31)
Foreign banks and government debentures
Corporate debentures	25,354	(356)	-	-	25,354	(356)
U.S. Government debentures	10,896	(143)	-	-	10,896	(143)

Total available-for-sale marketable securities	$38,729	$(530)	$-	$-	$38,729	$(530)

	December 31, 2009
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	unrealized losses	Fair value	unrealized losses

Foreign banks and government debentures	$3,095	$(19)	$-	$-	$3,095	$(19)

Total available-for-sale marketable securities	$3,095	$(19)	$-	$-	$3,095	$(19)

As of December 31, 2009 and 2010, interest receivable amounted to $ 977 and $ 1,271, respectively, and is included within available for sale marketable securities in the balance sheets.

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

The Company's financial assets measured at fair value on a recurring basis, including accrued interest components consisted of the following types of instruments as of December 31, 2010 and 2009:

	December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$755	$-	$-	$755

Bank deposits	-	56,441	-	56,441

Available-for-sale:
U.S. Government debentures	-	2,479	-	2,479
Foreign banks and government debentures	-	69,802	-	69,802
Corporate debentures	-	34,783	-	34,783

Total financial assets	$755	$163,505	$-	$164,260

	December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$2,613	$-	$-	$2,613

Bank deposits	-	35,130	-	35,130

Available-for-sale:
U.S. Government debentures	-	9,632	-	9,632
Foreign banks and government debentures	-	44,565	-	44,565
Corporate debentures	-	16,941	-	16,941

Total financial assets	$2,613	$106,268	$-	$108,881

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2009	2010

Raw materials and components	$1,132	$614
Work-in-progress	2,694	1,798
Finished products (*)	5,966	7,310

	$9,792	$9,722

(*)	Includes amounts of $ 485 for 2010, with respect to inventory delivered to customers but for which revenue criteria have not been met and will be recognized in the future.

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2010

Cost:

Computer, peripheral equipment and software	$30,867	$36,186
Office furniture and equipment	3,240	3,471
Motor vehicles	12	1
Leasehold improvements	2,140	2,189

	36,259	41,847
Accumulated depreciation:

Computer, peripheral equipment and software	22,077	26,613
Office furniture and equipment	2,017	2,268
Motor vehicles	11	1
Leasehold improvements	934	1,164

	25,039	30,046

Property and equipment, net	$11,220	$11,801

Depreciation expenses for the years ended December 31, 2008, 2009 and 2010 were $ 5,167, $ 6,491 and $ 5,069, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill for the years ended December 31, 2009 and 2010 are as follows:

	December 31,
	2009	2010

Goodwill at beginning of year	$13,474	$24,465
Acquisition of Alteon	10,991	-

Goodwill at end of year	$24,465	$24,465

b.	Intangible assets:

	Weighted
	average
	amortization	December 31,
	period	2009	2010
	(years)
Cost:
Acquired technology	6 - 7	$8,566	$9,766
In process research and development	7	2,859	2,859
Customers relationships and brand name	Mainly 6	9,107	9,107

		20,532	21,732
Accumulated amortization:
Acquired technology		3,024	4,680
In process research and development		-	102
Customers relationships and brand name		2,714	4,939

		5,738	9,721

Intangible assets, net		$14,794	$12,011

Amortization expenses for the years ended December 31, 2008, 2009 and 2010 were $ 906, $ 3,303 and $ 3,983, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

Future estimated amortization expenses for the years ending:

December 31,

2011	$3,849
2012	3,034
2013	2,661
2014 and thereafter	2,467

Total	$12,011

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2009	2010

Employees and payroll accruals	$6,250	$8,115
Accrued expenses	2,991	3,426
Governmental authorities	2,015	2,464
Warranty provision	651	311

	$11,907	$14,316

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates, the latest of which is on April 30, 2014. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2010, are as follows:

2011	$2,609
2012	1,710
2013	894
2014	223

$5,436

Total rent expenses for the years ended December 31, 2008, 2009 and 2010 were approximately $ 3,571, $ 3,514 and $ 3,556, respectively (see also Note 15b).

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

The parties in the approximately 300 coordinated class actions, including the Company, the underwriter defendants in the Company's class action, and the plaintiffs in the Company's class action, have reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including the Company. On October 5, 2009, the court granted final approval of the settlement. Judgment was entered on January 10, 2010. A group of three objectors filed a petition to the Second Circuit seeking permission to appeal the District Court's final approval order on the basis that the settlement class is broader than the class previously rejected by the Second Circuit in its December 5, 2006 order vacating the District Court's certifying classes in the focus cases. Plaintiffs have filed an opposition to the petition. In addition, six notices of appeal to the Second Circuit have been filed by different groups of objectors and one petition to appeal was filed. Two appeals are proceedings. The remaining objectors have withdrawn their appeals with prejudice. The Company’s insurance carrier has paid into an escrow account the entire current settlement amount attributed to the Company and recovery from the insurance carrier is, therefore, probable. The Company has recorded a liability in its financial statements for the proposed amount of the settlement. A receivable has also been recorded for the same amount. Accordingly, there is no impact to the Company’s statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other.

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

2.
Domestically, following audit of the Company's 2004 and 2005 corporate tax return, in December 2010, the Israeli Tax Authority issued orders challenging the Company's positions on several matters. The ITA, therefore, demanded the payment of additional taxes in the aggregate amount of NIS 16 million for 2004 and NIS 15 million for 2005 including interest as of the assessment date. The Company has appealed the orders relating to both years with the Tel Aviv District court, and these appeals are pending. There can be no assurance that the court will accept the Company's positions on matters raised and, in such an event, the company may record additional tax expenses if these matters are settled for amounts in excess of the current position. In addition, the ITA is currently examining the income tax returns for the years 2006 and 2008. The ITA has issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 20 million for 2006 and NIS 9.4 million for 2008 with respect to these years including interest as of the assessment date. The Company appealed such assessments and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept the Company's positions on matters raised and, in such an event, an order will be issued

3.
From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS' EQUITY

The Company's shares are listed for trade on the NASDAQ Global Select under the symbol "RDWR".

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

d.     Stock Option Plans:

The Company has two stock option plans, the Company's Key Employee Share Incentive Plan (1997) and the Directors and Consultants Option Plan ("the Stock Option Plans"). Under the Stock Option Plans, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The exercise price per share under the Stock Option Plans was generally, not less than the market price of an Ordinary share at the date of grant. The options expire between 5.2 years to 6 years from the grant date. The options vest primarily over four years. Each option is exercisable for one Ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

In order to comply with the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the "Tax Ordinance"), as amended in January 2003, the company adopted in 2003 an addendum to the share option plan with respect to options granted on or after January 1, 2003 to grantees who are residents of Israel. This addendum does not modify the company's share option plan with respect to grantees that are not residents of Israel.

Pursuant to the Stock Option Plans, the Company reserved for issuance 10,537,236 Ordinary shares. As of December 31, 2010, an aggregate of 622,933 Ordinary shares of the Company were still available for future grants.

On February 1, 2010, the Company's Board of Directors adopted an additional addendum to the share option plan allowing the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2010, 500,000 ordinary shares have been reserved for option grants under this addendum. As of December 31, 2010, an aggregate of 379,992 Ordinary shares of the Company, under this addendum, were still available for future grants.

  Employee Stock Purchase Plan ("ESPP"):

On February 1, 2010 the company's Board of Directors adopted the 2010 Employee Share Purchase Plan ("ESPP"), which provides for the issuance of a maximum of 1,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase the Company's ordinary shares. The ESPP is implemented with overlapping one year Offering Periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective Offering Date.

During 2010, employees purchased 59,451 Ordinary shares at average prices of $ 14.18.

As of December 31, 2010, 940,549 Ordinary shares were available for future issuance under the ESPP.

In accordance with ASC No. 820, the ESPP is compensatory and as such results in recognition of compensation cost. For the year ended December 31, 2010, the Company recognized $ 306, of compensation expense in connection with the ESPP.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employees, consultants and directors option activity under the Company's Stock Option Plans as of December 31, 2010 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2010	4,700,050	$11.76	3.56	17,526
Granted	1,123,898	$20.17	N/A	N/A
Exercised	(1,484,521)	$13.71	N/A	17,681
Expired	(75,150)	$24.07	N/A	N/A
Forfeited	(275,090)	$12.93	N/A	N/A

Outstanding at December 31, 2010	3,989,187	$13.09	3.50	97,409

Exercisable at December 31, 2010	412,602	$12.63	2.23	10,266

Vested and expected to vest at December 31, 2010	3,745,710	$12.88	3.18	92,248

	December 31, 2008		December 31, 2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	4,704,129	$14.94	4,313,072	$8.21

Changes during the year:

Granted	1,099,300	$10.33	1,794,500	$8.21
Exercised	(238,850)	$8.01	(66,950)	$11.17
Expired	(555,821)	$14.58	(319,216)	$19.05
Forfeited	(695,686)	$14.39	(1,021,356)	$13.94

Options outstanding at the end of the year	4,313,072	$14.28	4,700,050	$11.76

Options exercisable at the end of the year	1,734,845	$16.22	1,211,227	$15.02

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was $ 3.29, $ 2.72 and $ 6.34, respectively.

As of December 31, 2010, there was approximately $ 6,373 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.01 years. Total grant-date fair value of vested options for the year ended December 31, 2010 was approximately $ 1,986.

The options outstanding under the Company's Stock Option Plans as of December 31, 2010 have been separated into ranges of exercise price as follows:

Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$6.15-8.99	1,696,599	3.43	$7.84	115,876	$8.08
$10.64-14.94	767,242	2.34	$12.77	195,402	$13.21
$15.22-19.31	1,072,996	3.91	$15.41	101,324	$16.70
$23.87-23.94	272,850	4.6	$23.89	-	$-
$33.41-35.93	179,500	4.98	$33.82	-	$-

	3,989,187			412,602

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	EARNING (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2008	2009	2010

Numerator for basic and diluted earnings (loss):

Per share - net earnings (loss) available to shareholders	$(31,022)	$(5,936)	$9,634

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings (loss) per share	19,439,776	18,879,230	19,557,545
Effect of dilutive securities:
Employee stock options	*) -	*) -	2,176,093

Denominator for diluted net earnings (loss) per share	19,439,776	18,879,230	21,733,638

Basic net earnings (loss) per share	$(1.60)	$(0.31)	$0.49

Diluted net earnings (loss) per share	$(1.60)	$(0.31)	$0.44

*)	Antidilutive.

NOTE 12:-	TAXES ON INCOME

a.     General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2010

Beginning balance	$660	$910
Additions for prior year tax positions	250	117

Ending balance	$910	$1,027

The Company's Israeli tax returns have been examined for all years prior to fiscal 2004, and the Company is no longer subject to audit for these periods.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

The Company's U.S subsidiary files income tax returns in the U.S federal jurisdiction. Tax returns have been examined for all years prior to fiscal 2010, and the Company is no longer subject to audit for these periods.

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

3.
Net operating losses carryforward:

The Company has estimated total available carryforward operating and capital tax losses of approximately $ 25,000, which can be carried forward and offset against future taxable income in the future for an indefinite period. The Company provided a full valuation allowance in respect of all the deferred tax assets resulting from the carryforward operating tax losses for which future offset is doubtful. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

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

As of December 31, 2010, the company has accumulated deficit.

If retained earning tax-exempt income will be distributed in the future, it would be taxed at the corporate tax rate applicable to such profits with respect to the gross amount as if the Company had not elected the alternative tax benefits (currently between 10% - 25%, based on percentage of foreign ownership at the date of declaration).

Income from sources other than the "Approved Enterprise" will be subject to the tax at the regular rate.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

During 2004, the Company's production facilities in Israel (Tel-Aviv and Jerusalem) have been granted an expansion program for its Approved Enterprise status by the Investment Center. The Company applied for an amendment to this expansion program, according to which it requested an enlargement to this expansion program, neutralization of certain assets and an approval that the benefits period from such expansion program will commence in 2006. In 2010, the Investment Center granted an approval for the year 2006.

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

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of the Company's business income from export. In order to be eligible for the tax benefits, the Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a minimum amount specified in the law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise ("the Year of Election"). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years from the first day of the Year of Election. The Company elected 2009 as year of election according to the law prior to the reform mentioned below. As of December 31, 2010, the Company did not generate income under the provisions of the Amendment.

In the event of distribution of dividends from the above mentioned tax-exempt income, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Approved Enterprise's and Privileged Enterprise's income.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

In addition, as a result of the amendment, tax-exempt income attributed to Privileged Enterprise, will subject the Company to taxes upon distribution in any manner including complete liquidation.

The Company's board of directors has determined that it will not distribute any amounts of its undistributed tax-exempt income as dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved Enterprise and Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent by reinvestment.

Recently, new legislation amending to the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time.

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2008	2009	2010

Current taxes	$1,042	$795	$884
Deferred taxes	2,585	23	(5)

	$3,627	$818	$879

Domestic	$2,074	$397	$86
Foreign	1,553	421	793

	$3,627	$818	$879

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2009	2010

Carryforward tax losses	$8,155	$8,626
Accrued employees costs	1,083	1,197
Intangible assets	354	656
Research and development	6,143	2,252
Other	46	45

Deferred tax assets before valuation allowance	15,781	12,776
Valuation allowance	(14,470)	(11,178)

Net deferred tax asset	1,311	1,598

Intangible assets, including goodwill	(1,038)	(1,502)
Unrealized gains on marketable securities	(210)	(28)

Deferred tax liability	(1,248)	(1,530)

Net deferred tax assets	$63	$68

The net change in the valuation allowance was primarily relates to change in the Israeli tax rate in future years.

e.	Foreign:

The subsidiary in the U.S. has provided valuation allowance in respect of deferred tax assets resulting from carry forwards of net operating loss. ASC No. 718 prohibits recognition of a deferred income tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. $ 6,700 of  the net operating loss carry-forwards relate to excess tax deductions from stock options which have not yet been realized. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

Through December 31, 2010, the U.S. subsidiary had a U.S. federal loss carryforward of approximately $ 8,400, mainly resulting from tax benefits related to employees' stock option exercises that can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2021 and fiscal 2027. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Two other subsidiaries have estimated total available carryforward tax losses of approximately $ 588 to offset against future taxable profit. As of December 31, 2010, the Company recorded a deferred tax asset of $ 68 relating to these available net carryforward losses.

f.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income (loss) of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2008	2009	2010

Income (loss) before taxes, as reported in the consolidated statements of income	$(27,395)	$(5,118)	$10,513

Statutory tax rate	27%	26%	25%
Theoretical tax (benefit) on the above amount at the Israeli statutory tax rate	$(7,397)	$(1,331)	$2,628
Tax adjustment in respect of different tax rate	563	130	49
Non-deductible expenses	29	52	38
Deferred taxes on losses for which valuation allowance was provided, net	7,864	421	(3,292)
Stock compensation relating to stock options per ASC No. 718	2,180	1,296	1,373
Income taxes in respect of prior years	-	250	86
Other	388	-	(3)

Actual tax expense	$3,627	$818	$879

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2008	2009	2010

Domestic	$(26,395)	$(7,405)	$8,356
Foreign	(1,000)	2,287	2,157

Income (loss) before income taxes	$(27,395)	$(5,118)	$10,513

NOTE 13:-	GEOGRAPHIC INFOROMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2008, 2009 and 2010 and long-lived assets as of December 31, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010
Revenues from sales to customers located at:

America (principally the United States)	$23,715	$29,704	$40,492
EMEA *)	29,836	36,226	44,231
Asia Pacific	41,030	42,974	59,396

	$94,581	$108,904	$144,119

*)	Europe, the Middle East and Africa.

	December 31,
	2009	2010
Long-lived assets, by geographic region:

America	$1,101	$1,080
EMEA	8,962	8,696
Asia Pacific	1,157	2,025

	$11,220	$11,801

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2008	2009	2010
Financial income:

Interest on bank deposits	$1,186	$143	$786
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	3,073	2,133	2,455

	4,259	2,276	3,241
Financial expenses:

Interest and other bank charges	(222)	(99)	(186)
Foreign currency translation differences, net	(425)	(190)	(998)

	$3,612	$1,987	$2,057

NOTE 15:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain of the Company's Board of Directors, management and shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2009	2010

Trade receivables	$922	$2,611

Trade payables	$196	$1,179

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

b.	The following related party transactions are included in the statements of operations:

	Year ended December 31,
	2008	2009	2010

Revenues (1)	$3,821	$3,387	$3,203

Operating expenses, net - primarily lease, sub-contractors and communications (2)	$1,944	$2,201	$2,711

Purchase of property and equipment	$859	$1,444	$1,841

(1)	Distribute the Company's products on a non-exclusive basis.

(2)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.