Form 20-F
period 2011-12-31
RADWARE LTD
filed 2012-03-28
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2011

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2011):

21,250,300 Ordinary Shares, NIS 0.1 par value per share

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

☒Yes   ☐ No

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

☐Yes   ☒ No

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to:

•	“we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries;

•	“ordinary shares” are to our Ordinary Shares, par value NIS 0.1 per share;

•	“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999 (as amended);

•	the “SEC” are to the U.S. Securities and Exchange Commission;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market);

•	“dollars”, “$” or "US $" are to U.S. dollars; and

•	“NIS” or “shekels” are to New Israeli Shekels.

We have registered trademarks for, among others, “Radware®”, “APSolute®”, “Web Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “DefensePro®”, “StringMatch Engine®”, “CID®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®”, “SecureFlow®”, “OnDemand Switch®”, “AppWall®”, “Apsolute Insite®”, “APSolute Vision®”, “vAdapter®”, VADI®  and “Alteon®” and we have trademark applications pending for, among others, “Virtual Director™”,  “ALTEON VA™”, “vDirect™”, “ADC Fabric™”, “Radware ADC Fabric™”, “FastView™” and “AppShape™”.  Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On March 25, 2012, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.735 to $1.00. Unless the context otherwise indicates, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms.  If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms, and the summary included herein is qualified by reference to the full text of the document which is incorporated by reference into this annual report.

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

Table of Contents

PART I		8
ITEM 1.	Identity of Directors, Senior Management and AdvisErs	8
ITEM 2.	Offer Statistics and Expected Timetable	8
ITEM 3.	Key Information	9
A. Selected Financial Data		9
B. Capitalization and Indebtedness		10
C. Reasons for the Offer and Use of Proceeds		10
D. Risk Factors		10
ITEM 4.	Information on the Company	25
A. History and Development of the Company		25
B. Business Overview		25
C. Organizational Structure		35
D. Property, Plants and Equipment		36
ITEM 4A.	UNRESOLVED STAFF COMMENTS	37
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38
A. Operating Results		38
B. Liquidity and Capital Resources		51
C. Research and Development, Patents and Licenses, etc.		53
D. Trend Information		54
E. Off-Balance Sheet Arrangements		54
F. Tabular Disclosure of Contractual Obligations		54
ITEM 6.	Directors, Senior Management and Employees	55
A. Directors and Senior Management		55
B. Compensation		58
C. Board Practices		59
D. Employees		65
E. Share Ownership		67
ITEM 7.	Major Shareholders and Related Party Transactions	70
A. Major Shareholders		70
B. Related Party Transactions		72
C. Interests of Experts and Counsel		73
ITEM 8.	Financial Information	73
A. Consolidated Statements and other Financial Information Legal Proceedings		73
B. Significant Changes		76

ITEM 9.	The Offer and Listing	77
A.Offer and Listing Details		77
B. Plan of Distribution		78
C. Markets		78
D. Selling Shareholders		78
E. Dilution		78
F. Expenses of the Issue		78
ITEM 10.	Additional information	79
A. Share Capital		79
B. Memorandum and Articles of Association		79
C. Material Contracts		84
D. Exchange Controls		84
E. Taxation		84
F. Dividends and Paying Agents		95
G. Statement by Experts		95
H. Documents on Display		95
I. Subsidiary Information		96
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	97
ITEM 12.	Description of Securities other than Equity Securities	98
PART II		99
ITEM 13.	Defaults, Dividend Arrearages and Delinquencies	99
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	99
ITEM 15.	Controls and Procedures	99
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	100
ITEM 16B.	CODE OF ETHICS	100
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	101
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	101
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	102
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	102

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

The following tables present selected information from our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated.  We derived the selected consolidated statement of operations for the years ended December 31, 2009, 2010 and 2011 and the selected balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with U.S. GAAP.  The selected consolidated statement of operations data for the years ended December 31, 2007 and 2008 and the selected balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(US $ in thousands except per share data)
Statement of Operations Data:
Revenues:
Products	$59,422	$59,678	$65,021	$89,358	$103,285
Services	29,209	34,903	43,883	54,761	63,735
	88,631	94,581	108,904	144,119	167,020
Cost of revenues:
Products	13,133	15,143	16,609	21,306	24,231
Services	5,895	6,431	6,666	7,898	9,126
	19,028	21,574	23,275	29,204	33,357
Gross profit	69,603	73,007	85,629	114,915	133,663
Operating expenses:
Research and development	23,515	28,357	25,674	31,660	36,064
Sales and marketing	57,977	63,591	55,130	64,609	69,543
General and administrative	7,114	12,066	11,930	10,190	9,629
Total operating expenses	88,606	104,014	92,734	106,459	115,236
Operating income (loss)	(19,003)	(31,077)	(7,105)	8,456	18,427
Financial income, net	7,420	3,612	1,987	2,057	4,200
Income (loss) before income taxes	(11,583)	(27,395)	(5,118)	10,513	22,627
Income taxes	(428)	(3,627)	(818)	(879)	(1,290)
Net income (loss)	$(12,011)	$(31,022)	$(5,936)	$9,634	$21,337

Basic net earnings (loss) per share*	$(0.62)	$(1.60)	$(0.31)	$0.49	$1.02
Diluted net earnings (loss) per share*	$(0.62)	$(1.60)	$(0.31)	$0.44	$0.93

* Please see notes 2(w) and 12 to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended December 31,
	2007	2008	2009	2010	2011
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	19,477	19,440	18,879	19,558	20,953
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	19,477	19,440	18,879	21,734	22,888

	As of December 31,
	2007	2008	2009	2010	2011
	(US $ in thousands)
Balance Sheet Data:

Cash and cash equivalents, short-term bank deposits and marketable securities	$152,110	$88,796	$59,090	$90,925	$116,493
Long-term bank deposits, structured deposit and marketable securities	2,735	45,112	67,021	87,864	102,644
Working capital	149,954	82,292	49,573	67,456	95,999
Total assets	216,067	185,464	208,900	260,635	295,598
Shareholders’ equity	176,713	148,062	149,473	184,990	219,321
Capital Stock	176,486	186,450	192,406	219,099	233,881

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

Although we were profitable in the past two years, we incurred losses from 2006 through 2009. We had net income of approximately $21.3 million in 2011 and net income of approximately $9.6 million in 2010, but had a net loss of approximately $5.9 million in 2009.

Our results for 2011 reflect our continued growth, combined with the growth in the information technology ("IT") market in which we operate. In 2011, we increased our profitability as a result of a combination of several factors, including increased revenues and continued expense controls, which enabled us to increase our operating expenses at a slower pace as compared to the increase in our revenues. Our ability to sustain profitability in the future depends in part on the global economy; the rate of growth of, and changes in technology trends in, our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies in a timely manner; the competitive position of our products; the continued acceptance of our products by our customers and in the industries that we serve; and our ability to manage expenses. In the future, we may have to undertake cost reduction initiatives to remain profitable, which could lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flows. We cannot assure you that we will continue to remain profitable.

Our revenues also may not grow or continue at their current level, which could negatively impact our results of operations and cash flows. For example, the growth rate in 2010 compared to 2009 was approximately 32% and the growth rate in 2011 compared to 2010 was approximately 16%.

We may also seek to increase our operating expenses during future periods. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation and the results that our past expenditures produce. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. For example, in March 2009 we completed the purchase of certain assets from Nortel Networks Ltd., Nortel Networks Inc. and other Nortel entities (“Nortel”) in relation to the “Alteon®” product line (the “Alteon Acquisition”). During 2011, we continued our investment in developing and enhancing new and existing products, such as in the release and deployment of our new Alteon 10000 chassis base solution. We may not recognize increased revenues from these products, and a failure of any acquisitions or product developments to produce increased revenues could have a material adverse effect on our operations and profitability.

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

Our business is dependent on current and anticipated market demand for our products.  Starting in late 2008 and lasting through much of 2009, the overall market’s IT spending decreased due to the global real estate and financial slowdown which led to a recessionary period. More recently, credit and sovereign debt issues have destabilized certain European economies, thereby increasing global macroeconomic uncertainties. Uncertainty about current global economic conditions continue to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume, and/or companies in our target markets reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition. In addition, in March 2011, a significant portion of  Japan suffered damage from a major earthquake and accompanying tsunami. Damage to Japan’s energy supplies, infrastructure and distribution channels was significant and we witnessed a decrease in revenues from Japanese customers during 2011. This decrease was immaterial to our overall annual revenues throughout the year; however, we may experience adverse consequences in the future as pending or future purchase orders from Japan may be delayed or cancelled as a result.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

Financial income is an important component of our net income. As of December 31, 2011, our investment portfolio, including cash and cash equivalents, had a carrying value of $219.1 million, compared with $178.8 million as of December 31, 2010. For the years ended December 31, 2011, 2010 and 2009, we had $4.2 million, $2.1 million and $2.0 million, respectively, of financial income. This increase is attributed mainly to the increase in our average cash balance (including bank deposits and marketable securities) in 2011 compared to 2010 and 2009, as well as to the impact of changes in exchange rates in 2011 compared to 2010 and 2009, which affect the foreign currency translation differences included in our financial income.

The outlook for our financial income is dependent on the future direction of interest rates, exchange rates, the amount of any share repurchases or acquisitions that we make and the amount of cash flows from operations that are available for investment. The performance of the capital markets affects the values of our funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns. Due to certain market developments, including investments’ rating downgrades, the fair value of these investments may decline. If market conditions continue to fluctuate, the fair value of our investments may be impacted accordingly. Although our investment guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility.

During 2011, the European economy experienced a significant downturn which affected the European, U.S. and other capital markets. We are exposed to significant capital markets risk, including changes in interest rates, credit spreads and equity prices. Our investment portfolio is affected by the changes in the capital markets. In addition, benchmark interest rates, such as the U.S. Federal Funds Rate, are currently at historic lows, which is likely to significantly impact our investment income.  Changes in interest rates and credit quality may result in fluctuations in the income derived from, or the valuation of, our fixed income securities. Our investment portfolios include a significant amount of interest rate-sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Increases in interest rates will decrease the value of our investments in fixed-income securities. If increases in interest rates occur during periods when we sell investments to satisfy liquidity needs, we may experience investment losses. Conversely, if interest rates decline, reinvested funds will earn less than expected.

Our investment portfolio policy is buy and hold, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if the turmoil in the financial markets experienced during 2008 and 2009 or 2011 reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income during the year ended December 31, 2011, our reported net income would have decreased by $1.8 million.

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

In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in the sales of our products and services. Because our sales have grown year-over-year since our inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers. For example, we believe that our sales may be reduced during the first quarter of 2012 due to our customers’ annual purchasing budget planning process and the third quarter of 2012 due to a slowdown in business activities during the summer months in Europe. Conversely, our sales during the fourth quarter of 2012 may be increased because some of our customers tend to make greater capital expenditures towards the end of their fiscal years. Based on these anticipated fluctuations in our markets, our sales and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects.

If the markets for Application Delivery and Network Security solutions do not continue to develop, we will not be able to sell enough of our products to maintain profitability.

The Application Delivery and Network Security markets in which we operate are rapidly evolving and we cannot assure you that they will continue to develop and grow. In addition, we cannot assure you that our products and technology will keep pace with the changes to these markets. Market acceptance of Application Delivery and Network Security solutions may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for Application Delivery and Network Security solutions does not continue to grow, we may not be able to sell enough of our products to maintain and increase our profitability.

Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense.  As a result, we may lose market share and we may be unable to maintain profitability.

The IT marketplace is competitive and has very few barriers to entry. In particular, the Application Delivery and Network Security markets in which we focus are highly competitive. We expect competition to intensify in the future, and we may lose market share if we are unable to compete effectively with our competitors.

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

During 2011, we invested in, and plan to continue to invest in 2012 in developing or when appropriate, acquiring, capabilities to advance our products and market vision. There is no assurance that we will be successful in marketing and selling our next generation Application Delivery and Network Security solutions, or that we will be able to grow revenues to justify our investments.

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

We cannot be certain that any future acquisitions or mergers will be successful. If the operation of the business of any future acquisitions or mergers disrupts our operations, our results of operations may be adversely affected, and even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition. In addition, our pursuit of potential acquisitions may divert our management’s attention from our core business and require considerable cash outlays at the expense of our existing operations, whether or not such transactions are consummated.

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

We sell our products primarily to independent distributors, including value added resellers (VARs), original equipment manufacturers (OEMs) and system integrators, and are highly dependent upon these distributors’ active marketing and sales efforts. We currently have several dozen active independent distributors and resellers that sell our products to the end-user customer. Our distribution agreements with our distributors generally are non-exclusive, one-year agreements with no obligation on the part of our distributors to renew the agreements.  Our distribution agreements also typically do not prevent our distributors from selling products of our competitors and do not contain minimum sales or marketing performance requirements. As a result, our distributors may give higher priority to products of our competitors or their own products, thereby reducing their efforts to sell our products. In addition, we may not be able to maintain our existing distribution relationships, and we may not be successful in replacing them on a timely basis or at all. We may also need to develop new distribution channels for new products, and we may not succeed in doing so. Any changes in our distribution channels or our inability to establish distribution channels for new products will impair our ability to sell our products and result in a material adverse effect on our business, financial condition and results of operations.

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

In addition, as we continue our growth efforts, we may need new or enhanced systems, procedures or controls. For example, starting in 2009, we began the process of implementing a companywide Oracle customer relationship management and cloud computing service based system, which is designed to help us manage customers and potential customer relationships. The transition to new systems, procedures or controls, as well as any delay in transitioning to new or enhanced systems, procedures or controls, may result in increased costs and harm our ability to accurately forecast sales demand and manage our customer relationships.

Our international sales may expose us to additional risks

We currently offer our products in over 40 countries, including the U.S. For the years ended December 31, 2011 and 2010, our sales outside the Americas represented approximately 74% and 72%, respectively, of our total sales. Our international business activity involves varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, the possibility of unfavorable circumstances arising from host country laws or regulations, including unexpected changes of interpretations thereof; partial or total expropriation, export duties and quotas; local tax exposure; insurrection or war; differences in business practices; and recessionary environments in multiple foreign markets, such as those that occurred in some European countries during 2011. For example, we are required to comply with European Union Directives with respect to product quality assurance standards and environmental standards.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A large portion of our expenses in Israel, principally salaries and related personnel expenses, are paid in shekels, whereas most of our revenues are generated in U.S. dollars and Euros. During 2011, we witnessed a strengthening of the average exchange rate of the shekel against the U.S. dollar, which increased the U.S. dollar value of Israeli expenses. If the shekel continues to strengthen against the U.S. dollar, as happened in 2011, the value of our Israeli expenses will increase.

•	A portion of our international sales are denominated in currencies other than U.S. dollars, such as the Euro, thereby exposing us to gains and losses on non-U.S. currency transactions.

•	We incur expenses in several other currencies in connection with our operations in Europe and Asia.

•	The devaluation of the U.S. dollar relative to such local currencies causes our operational expenses to increase.

•
The majority of our international sales are denominated in U.S. dollars. Accordingly, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to decrease orders or default on payment.

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

Our products have occasionally contained, and may in the future contain, undetected defects or errors, especially when first introduced or when new versions are released, due to defects or errors that we fail to detect, including in components supplied by third parties. These defects or errors may be found after the commencement of commercial shipments. In addition, our customers integrate our products into their networks with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the product that has caused the problem. Regardless of the source of these defects or errors, we will then need to divert the attention of our engineering personnel from our product development efforts to address the detection and correction of these errors and defects. In the past, we have not incurred significant warranty or repair costs, nor have we been subject to liability claims for damages related to product errors or defects nor experienced any material lags or delays as a result thereof. However, we cannot assure you that we will not incur these costs or liabilities or experience these lags or delays in the future.  Any insurance coverage that we maintain may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors and defects, whether caused by our products or the components supplied by another vendor, may result in significant customer relations problems and injure our reputation, thereby impairing the market acceptance of our products.

We rely on three third-party assembly and manufacturing vendors to provide our finished products. If such vendors are not able to provide us with adequate supplies of the products, we may be delayed in fulfilling orders or we may not be able to deliver sufficient quantities of our products to satisfy demand.

We rely on Nexcom International Co. Ltd. (“Nexcom”), USR Electronic Systems (1987) Ltd. ("USR") and Emerson Electric Co.  (“Emerson”) for the production of our products. For the year ended December 31, 2011, we purchased approximately 72%, 12%, 8% and 8% of our products from Nexcom, USR, Emerson and Sanmina SCI Corporation (“Sanmina”), respectively. In 2012 we intend to significantly reduce our purchases from Sanmina and increase our purchases from Emerson. If we are unable to continue to acquire products from these manufacturers on acceptable terms, or should any of these manufacturers cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, any of which could result in a material adverse effect on our business, financial condition and results of operations.

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

Our success depends, in part, upon the protection of our proprietary software installed in our products, our trade secrets and our trademarks.  We seek to protect our IP rights through a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others.  In the United States and several other countries, we have registered or acquired trademarks.  In addition, we have registered patents in the U.S. and have pending patent applications and provisional patents in connection with several of our products’ features.

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

Third parties may assert claims that we have violated a patent, trademark, copyright or other proprietary IP right belonging to them. As is characteristic of our industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. For example, see “Item 8. Financial Information – Legal Proceedings – SNMP Intellectual Property Claim.”. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in litigation alleging infringement could require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. An unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business and operating results.

Our non-competition agreements with our employees may not be enforceable in certain jurisdictions.  If any of these employees leave us and join a competitor, our competitor could benefit from the expertise our former employee gained while working for us.

We currently have non-competition agreements with most of our employees. These agreements prohibit our employees, in the event they cease working for us, from directly competing with us or working for some of our competitors for a limited period after termination of employment.  The laws of the United States, Israel and other countries in which we have employees may limit or prohibit our ability to enforce these non-competition agreements or may allow us to enforce them only to a limited extent. In the event that we are unable to enforce any of these agreements, competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.

Our bank deposits and investments in Israel are not insured, and some of our bank deposits in the United States may be in excess of insured limits.

The majority of our cash and cash equivalents, and short-term and long-term bank deposits are invested in banks in Israel and, to a smaller extent, in banks in the United States. The Israeli bank deposits are not insured, while the deposits made in the United States may be in excess of insured limits and are not otherwise insured.  If one or more of these financial institutions were to become insolvent, the loss of these investments would have a material adverse effect on our financial condition.

We are subject to certain tax audits, which could adversely affect our financial condition.

We operate our business in various countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in the countries in which we operate.

For example, in December 2010, following an audit of our Israeli tax returns for the 2004 and 2005 fiscal years, the Israeli Tax Authority (“ITA”) issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 16.1 million (approximately $4.3 million) for 2004 and NIS 15.5 million (approximately $4.1 million) for 2005, including interest as of the assessment date.

In addition, in January 2012, following an audit of our Israeli tax returns for the 2006 through 2008 fiscal years, the ITA issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 25.2 million (approximately $6.7 million) for 2006 and NIS 8.1 million (approximately $2.2 million) for 2008, including interest as of the assessment date.

We have appealed the orders relating to the four years mentioned above with the Tel Aviv District court, and these appeals are currently pending.

There can be no assurance that the court will accept our positions on matters raised, and in such an event, we may be required to pay all or a portion of the amounts of these orders. Such a payment could result in a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Market for Our Ordinary Shares

Yehuda Zisapel, our chairman of the board, and Roy Zisapel, our chief executive officer, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

As of March 25, 2012, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned 13.3% of our ordinary shares outstanding and Yehuda Zisapel’s son, Roy Zisapel, our Chief Executive Officer, President and director, beneficially owned approximately 6.1% of our ordinary shares outstanding (see “Item 6E – Directors, Senior Management and Employees - Share Ownership”).  As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If we are classified as a PFIC, our U.S. shareholders could suffer adverse U.S. tax consequences, including having gain realized on the sale of our ordinary shares treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such sales proceeds. Similar rules apply to certain “excess distributions” made with respect to our ordinary shares.

For our 2011 taxable year, the average percentage of our passive assets to the fair market value of our total assets was below 50%. Therefore, we do not believe that we should be classified as a PFIC for 2011. There can be no assurance, however, that the U.S. Internal Revenue Service (“IRS”) will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2011 and prior taxable years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and assets and the future price of our ordinary shares, all of which are relevant to the PFIC determination. There can also be no assurance that we will not become a PFIC in future taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report entitled “Item 10 – Additional Information – Taxation — United States Federal Income Tax Considerations.”

We do not intend to pay cash dividends.

While we may engage from time to time in "buy-back" programs of our shares, our policy is to retain earnings for use in our business operations. For this reason, we do not intend to pay cash dividends on our ordinary shares in the foreseeable future.

Our share price has decreased significantly in the past and could continue to fluctuate and further decrease in the future.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price decreased significantly during 2008, but has since recovered. The highest closing price of our shares during the first quarter of 2012 (through the date of this document) was $35.80, compared to the highest closing price during 2011 of $42.73, and compared to the lowest closing price of $4.99 during 2008. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly and further decrease, including:

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

Risks Related to Operations in Israel

Security and political and economic instability in the Middle East may harm our business.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a high level of violence between the Palestinians and Israel, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. In 2011, riots and popular uprisings in several countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between Israel and some of these countries.  In addition, this instability may affect the global economy and marketplace.

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

Some of our directors, officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army.  They may also be subject to being called to active duty at any time under emergency circumstances. Roy Zisapel, our Chief Executive Officer and President, and Avi Chesla, our Chief Technical Officer, are among our key employees subject to the military service. Our operations could be disrupted by the absence, for a significant period, of one of more of these officers or other key employees due to military service, and any disruption in our operations could harm our business. The full impact on our workforce or business if some of our officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

The change in the exchange rate between the New Israeli Shekel against the U.S. dollar and/or the U.S. dollar against the Euro and other currencies is volatile, and may negatively impact our costs.

The majority of our revenues worldwide is denominated in U.S. dollars or is dollar-linked. Our sales to most European countries are in Euros. The substantial portion of our expenses is incurred in U.S. dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies, mainly in Israel - in NIS, in Europe - in Euros and in Asia-Pacific - in several local currencies. If the NIS increases in value relative to the dollar, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In addition, if the Euro increases in value relative to the dollar and sales in Euros do not exceed expenses incurred in Euros, the dollar cost of our operations in Europe will increase and our operating profit will be adversely affected. If the Euro decreases in value relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit will be negatively affected as a result of a decrease in the dollar value of our sales. If the dollar decreases in value relative to Chinese, Indian, Australian and/or Japanese currencies, the dollar cost of our operations in Asia-Pacific will increase and our operating profit will be negatively affected. For example, during 2011, the average value of the dollar decreased in relation to the NIS and the Euro. As a result, during 2011, we had an increase in the dollar value of our expenses in Israel, which are mostly denominated in NIS, and in the dollar value of our expenses in Europe, which are mostly denominated in Euro. By contrast, due to the fact that our sales to most European countries are also denominated in Euro, we were positively impacted by the strengthening of the Euro value relative to the dollar. We cannot provide assurances that we will not be materially adversely affected by the rate of inflation in Israel or exchange rate fluctuations in the future. See also "Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations" above in this section.

We have obtained substantial benefits from the Israeli Office of Chief Scientist, which subjects us to ongoing restrictions.  In addition, these benefits may not continue or in the future may be limited or restricted.

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

We are incorporated under the laws of Israel. Service of process upon us and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States.

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

As of September 1, 1998, we established Radware Inc., a wholly-owned subsidiary in the United States, which conducts the sales and marketing of our products in the Americas and is our authorized representative and agent in the United States. The principal offices of Radware Inc. are located at 575 Corporate Dr., Lobby 2, Mahwah, NJ 07430 and its telephone number is 201-512-9771. We also have several wholly-owned subsidiaries world-wide handling local support and promotion activities.

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

General

Our products and activities are focused on delivering availability, performance and security to enterprises’ and carriers’ data centers. This market sector is comprised of a few solution domains, among which we focus on the following two domains:

•	The Application Delivery solution domain consists of simple load balancing application switches (Layer 4-7) targeted at:

o	the medium- to large-size business sector for simple applications (SLB);

o	advanced application delivery (ADC) platforms targeted at the medium- to large-size enterprise sector; and

o	wide area network (WAN) optimization controllers (WOC).

The Application Delivery solution domain is also referred to by select industry analysts as the Application Acceleration market. Our Application Delivery product portfolio consists of advanced application delivery platforms, which offer, in addition to Layer 4-7 switching, benefits in terms of business continuity and resiliency, agility and efficiency by optimizing the delivery of applications across IP and web-based networks. Among others, our products offer sophisticated features, including Web application firewall, Extensible Markup Language (XML) validation, Session Initiation Protocol (SIP) Load Balancing, Application Program Interfaces (APIs), and content transformation, all of which are designed to meet complex networking infrastructure and data center demands.

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

Over the years, our products have won a number of awards for performance. Most recently, we have received the following recognition and awards:

•	Internet Telephony Magazine (2011 Excellence Award)
•	Internet Telephony Magazine (2011 TMC Labs Innovation Award)
•	Next Generation Networks (2011 NGN Leadership Award)
•
Info Security Products Guide  (2011 Finance Executive of the Year Award, Tomorrow’s Technology Today Award, and Finalist, Global Excellence for Intrusion Prevention, Integrated Security, and Network Security)

All of our products are Underwriters Laboratories (UL) and ISO 9001:2000 Quality of Management compliant. Some of our products have also achieved significant industry certification, including:

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

During 2011, our key activities regarding our product offering included the following:

•	We released the VADI 2.0 offering, an extensive ADC Fabric solution extending our VADI support for Virtual Data Centers and accelerated Application deployment.

•	We continued our investments in our ADC-VX virtual ADC which facilitates ADC consolidation in a data center on a single hardware appliance.

•
We released our new Alteon 10000 chassis base solution conforming to the ATCA Telecom standards, delivering OnDemand Hardware scalability for high-end enterprises and carriers requiring an ADC solution with up to 80Gbps of throughput.

•
We released the Alteon 5224 platform featuring OnDemand Scalability from 1Gbps and up to 16Gbps with up to 24vADC, to bring ADC consolidation and ADC predictable and isolation for every application which is hosted on a single ADC to the mid-range ADC market.

•
We enhanced our VADI offering with various ADC Fabric functions including unique Software image support every virtual ADC (vADC) hosted on our ADC-VX, Migration of Physical ADC to vADC, clustered ADC-VX, backup of a vADC between ADC-VX and a SoftADC to control backup expenditures and more.

•
We continued our investments in the Alteon VA, a SoftADC virtual Appliance, by adding and extending support for Server Virtualization Infrastructure environments, including VMWare Inc. - vSphere, RedHat Inc. – KVM and OpenXen, which is primarily targeted to cloud providers with high scale ADC requirements in a multi-tenant service environment.

•
Our Alteon Product line was enhanced with multiple features and functions as required by the ADC market, such as support for the DNS emerging protocol DNSec. We also certified our solution for IPv6 interoperability between IT and networking vendors, with the IPv6 Forum and the Alteon product acquired an IPv6 Ready Logo. We have also continued our Application Certification with leading enterprise Application Vendors.

•
We continued our investment in our next generation central management system, APSolute Vision, which offers a modern concept and a highly usable user interface, thereby allowing our customers to centrally manage our Appliance base products.

•	We extended our Vision support with our AppShape technology facilitating quick deployment and on-going operations of leading enterprise Applications.

•
Vision was enhanced to deliver a central management solution for most of our product portfolio. In addition, we continued our investments in our existing Application Delivery product lines with AppDirector®, LinkProof® and AppWall® appliances for the enterprise sector, and continued to enhance our Network Intrusion Prevention System (IPS) DefensePro® product.

•	We also continued our investment in product developments for the carrier sector with the SIPDirector® and CID® 3.0 line of products.

Products and Services

We sell application delivery and network security products (“Devices”) that are delivered on top of a unified hardware switching platforms family (OnDemand Switch series) with various levels of processing power, throughput, port density, and speed depending on the selected model. Our products run different configurations of embedded software to deliver features specific to the intended operation of the appliance. Multiple Radware Devices can be managed through our common management tool and dashboard (Apsolute Vision).

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

Application Delivery Firewall/Gateway

•       AppXML® provides secure, high-performance XML and web services communications for Service Oriented Architecture (SOA) based mission-critical applications between an enterprise and its business partners.

Multi-homing solutions

•       LinkProof® manages multiple wide area networks (WAN) and Internet traffic for networks, commonly referred to as multi-homed networks, which access the Internet through multiple connections via several Internet Service Providers, to provide fault tolerant, optimized performance and cost effective WAN connectivity.

Carrier solutions

•      CID - Content Inspection Director® is our transparent, smart redirection and dynamic policy enforcement device and is designed to meet contemporary carrier needs. Using a deep packet/flow inspection (DPI/DFI) engine, CID enables carriers and service providers to provide fast time-to-market and value-added service deployments.

•       SIP Director® is a comprehensive Session Initiation Protocol (SIP) SIP-aware application delivery controller for application vendors, telecom equipment manufacturers (TEMs) and system integrators (SIs). SIP director ensures the delivery of a reliable, fast and secure SIP service in a cost effective manner.

Attack Mitigation (AM) Solutions

•       DefensePro® is a real-time network attack prevention device that protects the user’s application infrastructure against network and application downtime, application vulnerability exploitation, malware spread, network anomalies, information theft and other emerging network attacks at up to 12-Gigabit speeds.

•       AppWall® is a web application firewall (WAF) appliance that secures web applications. It enables Payment Card Industry (PCI) compliance by mitigating web application security threats and vulnerabilities to prevent data theft and manipulation of sensitive corporate and customer information. AppWall incorporates advanced, patent-protected web application security filtering technologies to effectively detect threats, block attacks and report events.

Real-Time Intelligence

•       Inflight™ is a hardware device that provides online, network-based pervasive monitoring solutions that deliver actionable, real-time business-level events to any back-end analytic system to optimize business processes and ensure compliance.

Central Management Solutions

•       APSolute Vision® is an appliance-based management and monitoring system for IT staff to centrally manage distributed devices and check the health, real-time status, performance and security of enterprise-wide application delivery infrastructures.

OnDemand Switch Platforms

Radware’s APSolute product suite is powered by the OnDemand Switch®, our hardware platform, which provides high performance and on-demand throughput and service scalability. Based on its “scale-as-you-grow” approach, no forklift upgrade is required even when there are new business requirements. Customers only pay for the exact capacity currently required. Throughput capacity, application-aware services or applications acceleration services can be scaled on-demand to meet new or changing application infrastructure needs. The advantages to this on-demand approach are short-term and long-term savings on CAPEX and OPEX for full investment protection without a compromise on performance.

The OnDemand Switch addresses the requirements of low to high-end Data Center environments, supporting up to 20 Gigabit-per-second (Gbps) in all layer 4-7 network requirements. The OnDemand Switch v1 Series features nominal throughput from 0 to 4 Gbps with 8 traffic ports of gigabit Ethernet (GbE); while the OnDemand Switch v2 Series features nominal throughput from 1 to 4 Gbps and 16 traffic ports of gigabit Ethernet. The OnDemand Switch v3 Series, which delivers the same acclaimed on demand, “pay-as-you-grow” software license upgrade capability, features scalability and investment protection up to 20 Gbps of throughput capacity, high port density including 4 10GbE and 8 GbE traffic ports. All of our OnDemand Switches support dual power redundancy with dual AC/DC power supply.

During 2011, we released our new Alteon 10000 chassis base solution conforming to the ATCA Telecom standards, delivering OnDemand Hardware scalability for high-end enterprises and carriers requiring an ADC solution with up to 80Gbps of throughput. We also released the Alteon 5224 platform featuring large OnDemand scalability from 1Gbps to 16Gbps with up to 24vADC, to bring ADC consolidation and ADC predictability and isolation to every application which is hosted on a single ADC to the mid-range ADC market.

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

Management Tool (APSolute Vision)

APSolute Vision is the management and monitoring tool for the APSolute family of application delivery and security solutions. It permits the setup, configuration and management of all our products from one central unified console. As the central element for the entire APSolute product family, APSolute Vision provides immediate visibility to health, real-time status, performance and security of enterprise-wide application delivery and network and application security infrastructures. This enables configuration and true performance management, along with advanced monitoring and reporting capabilities, as well as full visibility into the customer’s network security. It lets network administrators proactively monitor network activity and tune network behavior by quickly detecting, isolating and resolving problems before they impact user and business productivity. These capabilities do not rely on any specific middleware, software or custom code.

Virtual Application Delivery Infrastructure Architecture

Our Virtual Application Delivery Infrastructure (VADI™) architecture, which transforms computing resources, ADC and virtualization services into an integrated, agile and scalable on-demand application delivery infrastructure, is designed to bridge the underlying hardware resources and cater to the various application needs in terms of service level agreements (SLAs) and performance predictability, while delivering agility to the application delivery space. Our VADI transforms standard application delivery infrastructure into a virtual application delivery control plane, enabling easy and simple migration between the different ADC form factors, according to the dynamic performance needs of applications.

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

Emergency Response Team (ERT) Service

Our Emergency Response Team (“ERT”) service is designed to provide 24x7 security services for customers facing a denial-of-service (“DoS”) attack or a malware outbreak. Often, these attacks require immediate assistance. The ERT provides instantaneous expert security assistance in order to restore network and service operational status. The ERT is staffed by experts that have vast knowledge and experience with network threats, their detection and mitigation, and in-depth experience of the DefensePro family of products. In addition, the ERT takes learning from each customer engagement and simulates the same scenario internally for further analysis and proactive implementation of defense techniques for other customers that may face a similar security threat.

Customers and End-Users

With the exception of our limited direct sales to selected customers, we sell our products through distributors or resellers who then sell our products to end users.

We have a globally diversified end-user base, consisting of corporate enterprises, including banks, insurance companies, manufacturing and retail, government agencies, media companies and service providers, such as telecommunication carriers, internet service providers and application service providers.  Customers in these different vertical markets deploy Radware products for availability, performance and security of their applications from headquarters to branch offices.

In 2011, approximately 26% of our sales were in the Americas (principally in the United States), 35% were in EMEA (Europe, Middle East and Africa) and 39% in Asia-Pacific, compared to 28%, 31% and 41%, respectively, in 2010, and 27%, 33% and 40%, respectively, in 2009. The United States accounted for 20%, 20% and 21% of our revenues for the years ended December 31, 2011, 2010 and 2009, respectively. China accounted for 11%, 10% and 10% of our revenues for the years ended December 31, 2011, 2010 and 2009, respectively. No other single country accounted for more than 10% of our sales for 2011.

In 2011 and 2010, approximately 62% of our sales derived from product sales and 38% derived from service sales, compared to approximately 60% and 40%, respectively, in 2009. For the years ended December 31, 2011, 2010 and 2009, no single customer accounted for more than 10% of our sales. As of December 31, 2011, 2010 and 2009, no single customer represented more than 10% of the trade receivables balance.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see “Item 5A – Operating and Financial Review and Prospects – Operating Results”.

Seasonality

Our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales and by seasonal purchasing patterns of some of our customers. Some of our customers plan their annual purchasing budget at the beginning of each year which causes operating results in our first quarter of the year to be lower than other quarters. In addition, our operating results in the third quarter tend to be lower than other quarters due to the slowdown in business activities during the summer months in Europe. Furthermore, certain of our customers tend to make greater capital expenditures towards the end of their own fiscal years thus increasing our sales for the fourth quarter.

Sales and Marketing

Sales.  We market and sell our products primarily through an indirect sales channel that consists of distributors and resellers located in North America, Europe and Asia. In addition, we generate direct sales to select customers mainly in the United States. Our sales channels are supported by our sales managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2011, we employed a total of 152 sales managers and sales staff, of which 43 persons were employed in the Americas with locations in various states. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

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

We have entered into co-marketing arrangements with companies in other complementary sectors in order to broaden our customer base by selling joint solutions comprised of such complementary products. As an example, an applications vendor could sell our AppDirector® to its customers in conjunction with its application in order to load-balance and optimize the application performance. Such co-marketing arrangements include: ArcSight Inc; Comverse; Hewlett Packard Company; IBM, Inc.; InfoSys Technologies Ltd; Microsoft Corporation; Oracle Corporation; SAP AG.; Juniper Networks, Inc.; and VMWare, Inc. However, there is no assurance that the above co-marketing and strategic alliance agreements would result in a substantial increase in our revenues.

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

Technical Management

Our technical team, which consisted of 162 employees worldwide as of December 31, 2011, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products.  In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically get new software versions of their products and obtain optimized performance by purchasing any of the following five optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third party contractors.

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

As of December 31, 2011, our research and development staff consisted of 208 employees and 98 subcontractors. Research and development activities take place mainly at our facilities in Israel,  Bangalore, India and North Carolina. We employ established procedures for the requirement management, development and quality assurance of our new product developments. Our research and development organization is divided into Security, Application Delivery and Management groups. Within those groups the organization is divided according to our existing products.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to the Chief Operating Officer.

Manufacturing and Suppliers

Our quality assurance testing, packaging and shipping operations as well as part of our final assembly activities are primarily performed at our facility in Jerusalem, Israel.

We rely on third-party manufacturing vendors to provide our finished products. In this respect Nexcom, Sanmina and Emerson provide us with assembly services in order to deliver the finished goods while we perform the final assembly of the products provided by USR. All components and subassemblies included in our products are supplied to USR, Nexcom, Sanmina and Emerson by several suppliers and subcontractors. Each of USR, Nexcom, Sanmina and Emerson monitors each stage of the components production process, including the selection of components and subassembly suppliers. Thereafter, each of Nexcom, Sanmina and Emerson make the final assembly in their own facility while we perform the final assembly of the products provided by USR in our facilities in Jerusalem. USR is ISO 9002 certified and Nexcom, Sanmina and Emerson are ISO 9001 certified, indicating that each of their manufacturing processes adhere to established quality standards.

USR supplies us with Radware’s legacy products. Sanmina supplies us with Alteon legacy products. In addition, we rely on Nexcom to provide us with our OnDemand Switch platforms.  Emerson is our supplier for the On-Demand Blade Switch Platform.

In 2011, we used Nexcom, USR, Sanmina and Emerson to manufacture our products, purchasing approximately 72%, 12%, 8% and 8% of our products, respectively, from each of those manufacturers. If we are unable to continue to acquire those products from those manufacturers on acceptable terms, or should any of these suppliers cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, although we believe we have levels of inventory that will assist us to transition to alternate suppliers smoothly. In 2012, we intend to significantly reduce our purchases from Sanmina and increase our purchases from Emerson.

Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology.  We have a policy that requires our employees to execute employment agreements, including confidentiality and non-compete provisions.

We have registered trademarks for, among others, “Radware®”, “APSolute®”, “Web Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”,  “DefensePro®”, “StringMatch Engine®”, “CID®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®”, “SecureFlow®”, “OnDemand Switch®”, “AppWall®”, “Apsolute Insite®”, “APSolute Vision®,” “vAdapter®, VADI®  and “Alteon®” and we have trademark applications pending for, among others, “Virtual Director™”,  “ALTEON VA™”, “vDirect™”, “ADC Fabric™”, “Radware ADC Fabric™”, “FastView™” and “AppShape™”.  We do not currently own any registered copyrights.

We have registered patents in the United States for, among others, our triangle redirection method used for the global load balancing in our AppDirector product; our mechanism for efficient management and optimization of multiple links used in our LinkProof product; our method for load balancing by global proximity used in our AppDirector product; our method for controlling traffic on links between autonomous BGP systems; the stateful distribution of copied SSL traffic; the transparent inspection of encrypted client traffic; our passive monitoring and event detection mechanisms used for business event monitoring in our Inflight product; the activation of multiple virtual services on a switching platform; the behavioral analysis and detection of zero-day and DoS network attack patterns in our DefensePro product; our hypertext transfer protocol (HTTP) DoS attack mitigation behavioral mechanisms in our DefensePro; a geographically based traffic distribution; a generic proximity based site selection for global load balancing; an internal hardware connectivity plane architecture; and a specific proximity based site selection for global load balancing of HTTP transactions implemented in our Alteon products. We have pending patent applications and provisional patents in connection with several methods and features used in our products. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged.  In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive.  Our competitors may be able to design around a patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

Our principal competitors are:

•
in the Application Delivery solutions market: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc., A10 Networks, Inc. and Brocade Communications Systems, Inc. (Foundry Networks, Inc.) , and Riverbed Technology, Inc. (Zeus Technology); and

•
in the Network Security space, with respect to our Intrusion Prevention Systems, Juniper Networks, Inc., 3Com Systems, Inc. (which was acquired by HP), TippingPoint Technologies Inc., Intel-McAfee, Inc., Sourcefire, Inc., and IBM Corporation (Internet Security Systems).

We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may also form alliances with or acquire competing Application Delivery or Network Security solutions and emerge as significant competitors.  For example, Brocade became a competitor in the Application Delivery market by acquiring Foundry, and, more recently, Riverbed Technology became a competitor in the Application Delivery market by acquiring Zeus Technology.  Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to maintain and increase profitability.  Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

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

Israeli Office of Chief Scientist

From time to time, eligible participants may receive grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist. Grants received are generally repaid through a mandatory royalty based on revenues from the sale of products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, as amended, and the regulations promulgated thereunder, or the Research and Development Law.

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

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Research Committee.  Such approval is not required for the export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to third parties outside Israel, except in certain special circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas), (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

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

In addition to these grants, we obtain grants from the Chief Scientist to fund certain other research and development projects as part of our participation in the MAGNET Consortium Program. These grants may amount to up to $0.4 million, subject to our compliance with the terms of the MAGNET Consortium Program.  The MAGNET Consortium Program of the Chief Scientist sponsors innovative generic industry-oriented technologies to strengthen the country's technological expertise and enhance competitiveness. These grants do not bear any royalty repayment obligations.

C.	Organizational Structure

We have a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in the United States.  We also have subsidiaries in Australia, France, Germany, the United Kingdom, Italy, Japan, Singapore, Korea, Canada, India and Israel. An additional subsidiary of ours is Covelight Systems, Inc., acquired in April 2007 and located in the United States. We have also established representative offices in China and Taiwan. Our wholly-owned subsidiaries include:

Name of Subsidiary	Country of Incorporation
Radware Inc.	New Jersey, United States of America
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Radyoos Media Ltd.*.	Israel
Covelight Systems, Inc.	Delaware, United States of America

* We own 85% of this subsidiary.

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

We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and North Carolina in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $3.9 million in 2011 compared to $3.6 million in 2010.

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

In addition, we lease approximately 6,300 square feet of space in Jerusalem for development facilities from a company owned by Messrs. Yehuda and Zohar Zisapel. The lease expires in February 2014. We also sublease approximately 9,700 square feet for warehousing in Jerusalem from an unaffiliated company. For more information, see “Item 7 - Major Shareholders and Related Parties Transactions.”

The aggregate annual rent for the premises in Israel for 2011 was approximately $1.6 million compared to $1.5 million in 2010.

Other locations. In the United States, we lease approximately 14,900 square feet of property, consisting of approximately 10,600 square feet of office space and 4,300 square feet of warehouse space, in Mahwah, New Jersey from a company owned by Messrs. Yehuda and Zohar Zisapel.  The lease for such property is set to expire in April 2013. For more information see – “Item 7 - Major Shareholders and Related Party Transactions.”

We lease approximately 6,900 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in October 2012. In addition, we lease approximately 2,350 square feet of property in San Mateo, California. The lease for such property is set to expire in November 2013.

We lease facilities for the operation of our subsidiaries and representative offices in several locations in Europe and Asia-Pacific, all from unrelated third parties.

The aggregate annual rent for our premises located outside Israel was approximately $2.3 million in 2011 and $2.1 million in 2010.

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

2011 Highlights. Our operating results in 2011 improved significantly compared to 2010, resulting in operating income of $18.4 million compared to operating income of $8.5 million in 2010. The improvement is mainly due to an increase in sales, a slight improvement in our gross margins and our continued control of expenses that resulted in a lower rate of increase in our operating expenses compared to the increase in our sales.

Sales in 2011 were $167.0 million compared with sales of $144.1 million in 2010, an increase of 16%. This increase continues the trend of sequential increase in sales year-over-year since our inception and is attributed primarily to the growing demand for our types of products in connection with cloud computing and virtualization trends, growth of mobile data consumption (such as smart-phones, tablet computers and other application based appliances), increased demand for Application Security products (which we believe is associated with the numerous cyber attacks reported in the world media in the past year)  and our ability to develop new technologies to address our customers’ enhanced network infrastructure and growing needs in terms of complexity, bandwidth and security. According to analysts’ estimates, the Application Acceleration market (applicable to our application delivery solutions) has grown in 2011 by 10% compared to 2010, and the Intrusion Prevention sector (applicable to our network security solutions) has grown by 19% in 2011 compared to 2010, as indicated by Gartner.

Our operating expenses increased 8% in 2011 to $115.2 million from $106.5 million in 2010. Research and development expenses increased in an amount of $4.4 million, selling and marketing expenses increased in an amount of $4.9 million, while general and administrative expenses decreased in an amount of $0.6 million.

The increase in our operating expenses in 2011 was primarily due to an increase in our salary costs, which was due to higher average headcount and salary raises performed in all regions. During 2011, we gradually increased our headcount, mainly in sales and technical support personnel. Our average headcount in 2011 was 724 employees and subcontractors, compared to an average of 687 employees and subcontractors in 2010, an increase of 5%. Since the average number of employees and subcontractors increased, employee related costs also increased in 2011 compared to 2010.

In addition, the net impact of the changes in the average exchange rates of foreign currencies in 2011, compared to 2010, on our operating expenses amounted to an increase of approximately $2.5 million. The weakening of the dollar compared to the NIS and other Asian currencies increased the dollar value of our operating expenses by approximately $2.0 million in Israel and in some countries in the Asia-Pacific. In addition, the weakening of the dollar compared to the Euro that occurred in part of 2011 increased the dollar value of our operating expenses in Europe by approximately $0.5 million. The increase in our operating expenses is also due to an increase in other expenses as described in the following paragraphs.

The improvement in our operating results also resulted in net cash generated from operations in 2011 in an amount of $42.0 million, compared to an amount of $41.0 million in 2010.

Outlook. The Application Acceleration market, worldwide market revenue is estimated by Gartner to increase to $3.6 billion during 2012 from $3.1 billion in 2011, representing an increase of 19%. In the Intrusion Prevention sector of the network security market, the market according to Gartner is estimated to increase to $1.9 billion in 2012 from $1.7 billion in 2011, representing an increase of 11%.

In 2012, we intend to increase our investments in developing new products and enhancing existing products, to support continued growth in our sales and enhancement of market acceptance for our offerings. As a result we expect our operating expenses to increase as compared to 2011, mainly in research and development and in sales and marketing.

We may also face certain challenges during 2012. Our ability to sustain profitability depends, in part, on the global economy and the growth rates and changes in technology trends in industries in which we operate. In the past year, credit and sovereign debt issues have destabilized certain European economies and thereby increased global macroeconomic uncertainties. As such, our results may be adversely affected if there is a decrease in our revenues due to a further economic slowdown, a decrease in the overall market’s IT spending or a reduction in the capital expenditures by companies in our target markets. In addition, our profitability may be adversely affected by fluctuations in currency exchange rates. If the shekel continues to strengthen against the dollar during 2012, the value of our expenses will increase as compared to our revenues, since a large portion of our expenses are paid shekels, whereas most of our revenues are generated in dollars.

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

Our management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Reserve for product return and stock rotation;

•	Allowance for doubtful accounts;

•	Impairment of marketable securities;

•	Goodwill;

•	Realizability of long-lived assets;

•	Stock-based compensation; and

•	Income taxes.

Revenue Recognition.  We sell products through distributors and resellers which are considered as end users. We recognize product revenue upon delivery, net of estimated returns, provided that persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, and collectability is reasonably assured.

We also sell post-contract customer support (“PCS”) elements, which include a limited period of telephone support updates, repair or replacement of any failed product or component that fails during the term of the agreement, bug fixes, rights to upgrades, when and if available, and security update service. Such revenues are recognized ratably over the contract period, which is typically one year to five years.

Revenues in arrangements with multiple deliverables entered into until December 31, 2010 are recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and all other revenue recognition criteria are satisfied.

Starting January 1, 2011, we adopted the guidance of ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. As such, we prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011.

We determine the selling price in multiple-element arrangements as follows:

•
VSOE for PCS is determined based on the price charged when such element is sold separately (renewals). The price may vary in the territories and vertical markets in which we conduct business. Price is determined by using a consistent percentage of our products price lists, in the same territories and markets.

•
For the product, the selling price is determined by reviewing historical transactions and considering several other external and internal factors, including pricing practices (such as discounting), margin objectives, and competition. The determination of estimated selling price ("ESP") is made through consultation with and approval of management, taking into consideration the pricing model and go-to-market strategy.

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

Allowance for doubtful accounts.  We maintain an allowance for doubtful accounts for losses that may result from the failure of our channel partners to make required payments. We estimate this allowance based on our judgment as to our ability to collect outstanding receivables. We form this judgment based on an analysis of significant outstanding invoices, the age of the receivables, our historical collection experience and current economic trends. If the financial condition of our channel partners were to deteriorate, resulting in their inability to make payments, we would need to increase the allowance for doubtful accounts.

Impairment of Marketable Securities. All marketable securities are classified as available-for-sale securities. We assess our available-for-sale marketable securities on a regular basis for other-than-temporary impairment. Pursuant to the accounting guidance in ASC 320 “Investments- Debt and Equity Securities”, if we have a security with a fair value less than its amortized cost and we intend to sell the security or it is more likely than not that we will be required to sell the security before it recovers in value, an other-than-temporary impairment has occurred and we must record the entire amount of the impairment in earnings. If we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before it recovers in value, we must estimate the net present value of cash flows expected to be collected. If the amortized cost exceeds the net present value of cash flows, such excess is considered a credit loss and an other-than-temporary impairment has occurred. The credit loss component is recognized in earnings and the residual portion of the other-than-temporary impairment is recorded in other comprehensive income. The determination of credit losses requires significant judgment and actual results may be materially different than our estimate. We may consider the likely reason for the decline in value, the period of time the fair value was below amortized cost, changes in and performance of the underlying collateral, the ability of the issuer to meet payment obligations, changes in ratings and market trends and conditions.

During the years ended December 31, 2009, 2010 and 2011, no other-than temporary impairments were recorded related to our marketable securities.

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

We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market equity capitalization. If the carrying value of a reporting unit exceeds its fair value, we then calculate the goodwill’s implied fair value by performing a hypothetical allocation of the reporting unit’s fair value to the underlying assets and liabilities, with the residual being the implied fair value of goodwill. This allocation process involves using significant estimates, including estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital, and assumptions about the future deployment of the long-lived assets of the reporting unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. Our most recent annual goodwill impairment analysis, which was performed during the fourth quarter of 2011, did not result in an impairment charge.

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

We did not record any impairment losses for the years ended December 31, 2009, 2010 and 2011.

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

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model.  The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon U.S. treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use historical behavioral patterns rates of employee groups by job classification. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. In case of grants having complex vesting terms, we use other models such as the lattice model.

 Income Taxes. We are subject to income taxes in Israel, the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 “Income Taxes” we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

 Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2011 and 2010 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 13 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “2011 Results of Operations – Taxes” below.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2009	2010	2011
	(U.S. $ in thousands)
Revenues:
Products	$65,021	$89,358	$103,285
Services	43,883	54,761	63,735
	108,904	144,119	167,020
Cost of revenues:
Products	16,609	21,306	24,231
Services	6,666	7,898	9,126
	23,275	29,204	33,357
Gross profit	85,629	114,915	133,663
Operating expenses:
Research and development, net	25,674	31,660	36,064
Sales and marketing	55,130	64,609	69,543
General and administrative	11,930	10,190	9,629
Total operating expenses	92,734	106,459	115,236
Operating income (loss)	(7,105)	8,456	18,427
Financial income, net	1,987	2,057	4,200
Income (loss) before taxes on income	(5,118)	10,513	22,627
Taxes on income	(818)	(879)	(1,290)
Net income (loss)	(5,936)	9,634	21,337

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	2009	2010	2011
Revenues:
Products	60%	62%	62%
Services	40	38	38
	100	100	100
Cost of Revenues:
Products	15	15	15
Services	6	5	5
	21	20	20
Gross profit	79	80	80
Operating expenses:
Research and development, net	23	22	21
Sales and marketing	51	45	42
General and administrative	11	7	6
Total operating expenses	85	74	69
Operating income (loss)	(6)	6	11
Financial income, net	2	1	3
Income (loss) before taxes on income	(4)	7	14
Taxes on income	(1)	(1)	(1)
Net income (loss)	(5)%	6%	13%

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

We operate in one reportable market segment and our revenues are attributed to geographic areas based on the location of the end-users.

The following table provides a breakdown of our revenues by type of revenues and relative percentages during the last three fiscal years (dollars in thousands):

	2009		2010		2011		% Change 2011 vs. 2010	% Change 2010 vs. 2009
Products	65,021	60%	89,358	62%	103,285	62%	16%	37%
Services	43,883	40%	54,761	38%	63,735	38%	16%	25%
Total	108,904	100%	144,119	100%	167,020	100%	16%	32%

The following table shows a breakdown of our total revenues by geographical distribution both in dollars and as a percentage of total revenues for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2009		2010		2011
	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)
North, Central and South America (principally the United States)(*)	29,704	27%	40,492	28%	43,695	26%

EMEA (Europe, the Middle East and Africa)	36,226	33%	44,231	31%	57,648	35%

Asia-Pacific(**)	42,974	40%	59,396	41%	65,677	39%
Total	108,904	100%	144,119	100%	167,020	100%

(*) For the years ended December 31, 2011, 2010 and 2009, our revenues from the United States were $33.9 million, $28.5 million and $22.4 million, respectively, representing 20%, 20% and 21% of total revenues for these years, respectively.

(**) For the years ended December 31, 2011, 2010 and 2009, our revenues from China were $18.5 million, $14.2 million and $11.3 million, respectively, representing 11%, 10% and 10% of total revenues for these years, respectively.

No other single country accounted for more than 10% of our sales for 2011.

The 16% increase in product sales in 2011 compared to 2010, is attributed to all of our major product lines, in large part as a result of the global growth in IT market spending during 2011 and the growing demand for our types of products in connection with cloud computing and virtualization trends, growth of mobile data consumption (such as smart-phones, tablet computers and other application based appliances), and increased demand for Application Security products (which we believe is associated with the numerous cyber attacks reported in the world media in the past year). In 2011, revenues from the enterprise market represented approximately 72% and revenues from the carrier market represented approximately 28% of our total revenues, compared to approximately 75% and 25%, respectively, in 2010. Revenues from services increased in parallel with the increase in product sales (a 16% increase compared to 2010), due primarily to the fact that most of our products are sold with post-contract customer support.

Our revenues in absolute figures increased in all regions during 2011 compared to 2010. Revenues from the EMEA region have increased by 30% year over year, the Americas by 8% and Asia-Pacific by 11%. Revenues from the EMEA region have increased at a higher rate than revenues from the Americas and Asia-Pacific regions due to increased demand for our products in EMEA and a higher win rate versus our competition in this region.

The 37% increase in products sales in 2010 compared to 2009 was attributed to all our major product lines in large part as a result of the global growth in IT market spending during 2010. In addition, the Alteon acquisition which took place on March 31, 2009 had a full year impact on our revenues in 2010, compared to 9 months of impact in 2009. In 2010 and 2009, revenues from the enterprise market represented approximately 75% and revenues from the carrier market represented approximately 25% of our total revenues. Revenues from services increased in parallel with the increase in product sales (a 25% increase compared to 2009), due primarily to sales of post-contract customer support in relation to the Alteon installed products base. Our revenues in absolute figures increased in all regions during 2010 compared to 2009. Revenues from the America and Asia-Pacific regions increased at a higher rate than revenues from the EMEA region, mainly due to our increased success in generating revenues in regards to the Alteon customers in these two regions.

Cost of Revenues.

Cost of revenues refers to both products and service revenues and consists primarily of the cost of circuit boards and other components required for the assembly of our products, salaries and related personnel expenses for those engaged in the final assembly and in providing maintenance service of our products, amortization of acquired technology and other overhead costs. Most of our cost of revenues expenses are not fixed costs and are directly related to our revenues.

 The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures (dollars in thousands) and as a percentage of the relative revenues:

	2009		2010		2011

Cost of Products	$16,609	25.5%	$21,306	23.8%	$24,231	23.5%
Cost of Services	6,666	15.2%	7,898	14.4%	9,126	14.3%
Total	$23,275	21.4%	$29,204	20.3%	$33,357	20.0%

Cost of products sales as a percentage of products sales decreased slightly year-over-year from 23.8% in 2010 to 23.5% in 2011. Cost of product sales in 2011 included amortization of intangible assets in the amount of $2.2 million, compared to an amortization of intangible assets in the amount of $1.8 million in 2010. Our cost of product sales as a percentage of product sales, excluding these items, represented approximately 21.4% of product sales in 2011, compared to 21.9% in 2010.

The decrease in cost of products as a percentage of product sales is due to the different mix of products sold during 2011 compared to 2010. During 2011, our virtualized solutions became a significant part of our product sales. Such sales generally have higher gross margins than our regular hardware products sales. Cost of sales related to services as a percentage of service revenues in 2011 was 14.3% compared to 14.4% in 2010. Since a major portion of these costs are fixed costs (mainly salaries of technical personnel), the increase in sales did not correlate into the same rate of increase in costs.

Cost of products sales as a percentage of products sales decreased slightly year-over-year from 25.5% in 2009 to 23.8% in 2010. Cost of product sales in 2010 included amortization of intangible assets in the amount of $1.8 million, compared to an amortization of intangible assets in the amount of $1.4 million in 2009. Our cost of product sales as a percentage of product sales, excluding these items, represented approximately 21.9% of product sales in 2010 which included in 2010 higher volume of sales of higher-margin products, compared to 23.4% in 2009. The decrease in cost of products as a percentage of product sales is due to the different mix of products sold during 2010 compared to 2009.  Cost of sales related to services as a percentage of service revenues in 2010 was 14.4% compared to 15.2% in 2009. Since a major portion of these costs are fixed costs (mainly salaries of technical personnel), the increase in sales did not correlate into the same rate of increase in costs.

Operating Expenses.

The following table sets forth a breakdown of our operating expenses (dollars in thousands) for the periods indicated:

	2009	2010	2011	% Change 2011 vs. 2010	% Change 2010 vs. 2009
Research and development	$25,674	$31,660	$36,064	14%	23%
Selling and marketing	55,130	64,609	69,543	8%	17%
General and administrative	11,930	10,190	9,629	(6)%	(15)%
Total	$92,734	$106,459	$115,236	8%	15%

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

Research and development expenses were $36.1 million in 2011, an increase of $4.4 million, or 14%, compared with research and development expenses of $31.7 million in 2010. This increase was primarily attributable to (1) an increase of $2.8 million from a higher average number of R&D employees, including subcontractors and consultants which assist and promote certain R&D projects, as well as salary raises performed in April 2011, (2) a $0.3 million increase in travel costs and overhead associated with the increase in the number of our employees, (3) an increase of approximately $0.9 million from the weakening of the dollar against the NIS during 2011 compared with 2010, and (4) an increase of $0.5 million from an increase in depreciation, mainly in relation with material purchases of lab equipment in the past two years. Stock-based compensation expenses decreased by $0.1 million, mainly due to the net impact of the increase in our average share price in 2011 compared to 2010, as explained below under “Stock based compensation expenses”, offset by a decrease in the number of options granted in 2011 to our R&D employees compared to 2010. Excluding the exchange rates effect, we expect our R&D expenses in 2012 to be higher than in 2011, mainly due to an expected increase in the number of employees in research and development positions.

Research and development expenses were $31.7 million in 2010, an increase of $6.0 million, or 23%, compared with research and development expenses of $25.7 million in 2009. An increase of $4.6 million was due to the higher average number of R&D employees, including subcontractors and consultants which assisted and promoted certain R&D projects, and salary raises performed in April 2010. An increase of approximately $0.8 million was due to the weakening of the dollar against the NIS during 2010 compared with 2009, and $0.6 million of the increase is attributed to increase in stock-based compensation expenses as discussed below.

Sales and Marketing Expenses.

Sales and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales and marketing of our products, operational costs of our offices which are located outside Israel and are engaged in the promotion, marketing and support of our products, in addition to the related trade shows, advertising, promotions, web site maintenance and public relations expenses, and amortization of intangible assets.

Sales and marketing expenses were $69.5 million in 2011, an increase of $4.9 million, or 8%, compared with sales and marketing expenses of $64.6 million in 2010. Intangible assets amortization expenses in 2011 decreased in an amount of $0.5 million from $2.2 million in 2010 to $1.7 million in 2011. Excluding these amortization expenses, sales and marketing expenses increased by $5.4 million, of which (1) $2.0 million was attributable to an increase in the average number of sales, technical support and marketing employees in EMEA and the United States, as well as salary raises performed in the beginning of 2011 to some of our employees, (2) $1.4 million was the net impact of the weakening of the dollar compared to the NIS and Euro and Asian currencies (for a discussion of the impact of foreign currency fluctuations our business, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”), (3) $0.5 million of the increase was attributed to higher travel costs and overheads associated with the increase in the number of our employees, (4) $0.8 million of the increase was attributed to an increase in stock-based compensation expenses due to the increase in our average share price in 2011 compared to 2010, as explained below under “Stock based compensation expenses”, and (5) an increase in depreciation expenses of approximately $0.7 million, mainly in relation with purchases of demo equipment during the past two years. Excluding the effect of exchange rates, we expect our sales and marketing expenses in 2012 to be higher than in 2011, mainly due to the increase in the number of our employees engaged in marketing and sales positions and marketing activities to promote our new and improved products.

Sales and marketing expenses were $64.6 million in 2010, an increase of $9.5 million, or 17%, compared with sales and marketing expenses of $55.1 million in 2009. Intangible assets amortization expenses in 2010 increased in an amount of $0.3 million from $1.9 million in 2009 to $2.2 million in 2010. The increase was due to higher amortization of the acquired intangible assets in the Alteon Acquisition being amortized over one full year in 2010 compared to only nine months in 2009. Excluding these amortization expenses, sales and marketing expenses increased $9.2 million, of which $7.0 million was attributable to an increase in the average number of sales, technical support and marketing employees in EMEA and the United States and salary raises to our employees. An amount of $0.4 million of the increase was the net impact of the weakening of the dollar compared to the NIS and other Asian currencies, offset by the impact of the strengthening of the dollar compared to the Euro. For a discussion of the impact of foreign currency fluctuations our business, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” An amount of $1.0 million of the increase in our sales and marketing expense was attributed to higher travel costs and overheads associated to the new headcount, and $0.4 million of the increase was attributed to higher marketing spending, mainly on trade shows, events and seminars. An amount of $1.2 million of the increase was attributed to increase in stock-based compensation expenses. Decrease in depreciation expenses offset the increases in our sales and marketing expenses by approximately $0.8 million.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs and other general corporate expenses.

General and administrative expenses were $9.6 million in 2011, a decrease of $0.6 million, or 6%, compared with general and administrative expenses of $10.2 million in 2010.  General and administrative expenses in 2011 included stock-based compensation expenses of $1.1 million, compared to stock-based compensation expenses of $1.8 million in 2010. Excluding stock based compensation expenses, the general and administrative expenses in 2011 totaled $8.5 million, compared to $8.4 million in 2010. Of these expenses, (1) $0.2 million was attributable to an increase in the average number of general and administrative employees and salary raises to our employees, (2) $0.2 million was attributed to the impact of the strengthening of the NIS compared to the dollar, and (3) a decrease in bad debt expenses in an amount of $0.3 million. The decrease of $0.7 million in stock based compensation expenses was due to a decrease of $0.3 million in relation to options granted on December 31, 2007 to our CEO (these compensation expenses are recognized over the estimated requisite service period on an accelerated method basis). A decrease in an amount of $0.2 million was due to cancellation of options granted to one of our subcontractors during 2010, who terminated his service during 2011, and the rest of the decrease was due to higher expiration of stock options in 2011, compared to 2010, in regards to the rest of our employees, which was partially offset due to the increase in our average share price in 2011 compared to 2010, as explained below under “Stock based compensation expenses”.

General and administrative expenses were $10.2 million in 2010, a decrease of $1.7 million, compared with general and administrative expenses of $11.9 million in 2009.  General and administrative expenses in 2010 included stock-based compensation expenses of $1.8 million, compared to stock-based compensation expenses of $2.2 million in 2009. Our 2009 general and administrative expense also included $2.3 million of Alteon Acquisition related expenses. Excluding these items, the general and administrative expenses in 2010 totaled $8.4 million, compared to $7.4 million in 2009. This increase is attributed to an increase in average headcount and salaries in an amount of $0.4 million, the impact of the strengthening of the NIS compared to the dollar in an amount of $0.1 million, an increase in bad debts in an amount of $0.3 million, and an increase in subcontractors’ costs incurred in relation with the maintenance of our ERP system in an amount of $0.2 million. The decrease of $0.4 million in stock based compensation expenses is due to a decrease of $1.1 million recognized in 2010 in relation to options granted on December 31, 2007 to our CEO (these compensation expenses are recognized over the estimated requisite service period on an accelerated method basis). This decrease was offset by an increase in stock compensation expenses recognized in 2010 in an amount of $0.7 million in relation to options granted to the rest of our employees, as explained below under “Stock based compensation expenses”.

Stock based compensation expenses.

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

Grant date fair values of our equity-based payment awards granted during 2011 increased compared to fair values of awards granted during 2010, due to the increase in our average share price in 2011 compared to 2010. Grant date fair values of our equity-based payment awards granted during 2010 increased compared to fair values of awards granted during 2009, due to the increase in our average share price in 2010 compared to 2009. Because these values are recognized as an expense based on the accelerated attribution method over the requisite service period of each award, a large portion of these values is being recognized as an expense in the first year since grant date of each award, which resulted in higher stock-based compensation expenses in 2011 compared to 2010 and in 2010 compared to 2009.

Financial Income, Net.

Financial income, net consists primarily of interest earned on short-term and long-term bank deposits, amortization of premiums, accretion of discounts, interest and dividends earned on investments in marketable securities, and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Financial income, net was $4.2 million in 2011, compared with $2.1 million in 2010.  An increase of $1.1 million is attributed mainly to an increase of approximately $47 million in our average cash balance (including bank deposits and marketable securities) in 2011 compared to 2010. An increase of $1.0 million is attributed to the impact of changes in exchange rates in 2011, compared to 2010, which affected the foreign currency translation differences included in our financial income.

Financial income, net was $2.1 million in 2010, compared with $2.0 million in 2009.  An increase of $0.5 million was attributed to higher average yield on our investments portfolio of 2.2% in 2010 compared to 1.9% in 2009 and which was based on higher market prevailing interest rates in 2010 as compared to 2009. An increase of $0.5 million resulted from an increase of approximately $31.0 million in our average cash balance (including cash, bank deposits and marketable securities) in 2010 compared to 2009. These increases were offset by a decrease of $0.9 million attributable to foreign currency translation differences based on changes in currency exchange rates between our functional currency (U.S. dollar) and the currency in which a transaction is denominated.

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year. However, we have established an approved enterprise program, which is eligible for the tax benefits described below under the heading “Corporate Tax Rate.” These benefits result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income.  The tax rate depends upon the percentage of our income derived at that time from the approved enterprise program.  The tax benefits depend on our meeting the requirements of the approved enterprise program and there is no assurance that we will be able to obtain such benefits. In addition, we and our U.S. subsidiary have carry-forward tax losses to offset against future taxable profit. We provided a partial valuation allowance with respect to these carry-forward tax losses due to uncertainty in part of their future utilization. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly. We may incur tax expenses in 2012 which we anticipate to be at a rate of up to 12% of our pre-tax income.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world. In particular:

•
in December 2010, following an audit of our Israeli tax returns for the 2004 and 2005 fiscal years, the Israeli Tax Authority (“ITA”) issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 16.1 million (approximately $4.3 million) for 2004 and NIS 15.5 million (approximately $4.1 million) for 2005, including interest as of the assessment date; and

•
in January 2012, following an audit of our Israeli tax returns for the 2006 through 2008 fiscal years, the ITA issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 25.2 million (approximately $6.7 million) for 2006 and NIS 8.1 million (approximately $2.2 million) for 2008, including interest as of the assessment date.

We have appealed the orders relating to the four years mentioned above with the Tel Aviv District court, and these appeals are currently pending.

There can be no assurance that the courts will accept our positions on matters raised, and in such an event, we may be required to pay all or a portion of the amounts of these orders. Such a payment could result in a material adverse effect on our business, financial condition and results of operations.

Income taxes were approximately $1.3 million in 2011 (in and outside Israel), compared with $0.9 million in 2010. This increase is attributed mainly to the increase in our pre-tax income in 2011 compared to 2010.

Income taxes were approximately $0.9 million in 2010 (in and outside Israel), compared with $0.8 million in 2009.

For additional disclosure and explanations regarding our income taxes, see note 13 to our financial statements.

Business Combinations.

 On March 31, 2009, we acquired from Nortel certain assets and liabilities related to Nortel’s Layer 4-7 Application Delivery Business (Alteon), which included inventory, property and equipment, warranty and support service liabilities, and intangible assets including customer relationships, brand name, developed technology, in-process research and development and goodwill. The total consideration for the Alteon Acquisition was $18.0 million. Under business combination accounting, the purchase price was allocated by our management, with the assistance of a third party valuation firm, to the identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values. In performing the purchase price allocation, we considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Alteon’s products. The fair value of intangible assets was determined by management, based on market participant approach to valuation performed by a third party valuation firm using an income approach and based on estimates and assumptions provided by management. The third-party valuation specialist assisted our management in (i) providing benchmarks and applying economic factors upon which the economical models were developed; and (ii) compiling information regarding similar companies and transactions in our industry in order to evaluate certain economic factors, such as control premium, used in the valuation. See “Item 10C – Additional Information – Material Contracts.”

Impact of recently issued Accounting Standards

In June 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-05 presentation of comprehensive income topic 220, which amended existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. The guidance requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our financial statements. We are still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In September 2011, the FASB issued ASU 2011-08 on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our financial statements.

Impact of Currency Fluctuations

Information required by this section is set forth in “Item 11 – Qualitative and Quantitative Disclosures about Market Risk” and incorporated herein by reference.

B.   Liquidity and Capital Resources

In our opinion, the Company’s working capital is sufficient for the Company’s present requirements. Since our inception, we have financed our operations through a combination of issuing debt and/or equity securities, including two public offerings, research and development and/or marketing grants from the Government of Israel and cash generated by operations. Capital expenditures for the years ended December 31, 2011, 2010 and 2009 were $5.8 million, $5.7 million and $5.7 million, respectively. These expenditures were mainly comprised of machinery and equipment, computers, lab equipment and testing tools. We may have additional capital spending in the future to support possible growth in our operations, infrastructure and personnel.

Net cash provided by operating activities for 2011 was $42.0 million compared to net cash provided by operating activities of $41.0 million for 2010 and net cash provided by operating activities of $14.4 million for 2009. Our net income in 2011 and 2010 was $21.3 million and $9.6 million, respectively. In 2009 we had a net loss of $5.9 million.

Net cash provided by operating activities in 2011 consisted primarily of net income adjusted for non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible assets, and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities plus decrease in trade receivables and an increase in other payables and accrued expenses, partially offset by an increase in inventories and deferred income taxes.Net cash provided by operating activities in 2010 consisted primarily of net income adjusted from non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible assets, and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities plus increase in deferred revenue and other payables and accrued expenses.Net cash provided by operating activities in 2009 consisted primarily of net loss adjusted from non-cash activity, including stock-based compensation expenses, depreciation and amortization of intangible assets, plus increase in deferred revenues, partially offset by increase in trade receivables, net.

  Net cash used in investing activities was $49.2 million for 2011, compared to net cash used in investing activities of approximately $66.7 million for 2010, and net cash used in investing activities of approximately $24.1 million for 2009.  Cash was used in investing activities in 2011 mainly for purchase of bank deposits, marketable securities and purchase of property and equipment. Cash was used in investing activities in 2010 mainly for the purchase of bank deposits, marketable securities and purchase of intangible assets, property and equipment. Cash was used in investing activities in 2009 mainly for the Alteon Acquisition and for purchase of property and equipment.

Net cash provided by financing activities in 2011 was $9.3 million, compared to net cash provided by financing activities of $21.2 million for 2010 and net cash provided by financing activities of $1.5 million for 2009. The cash provided by financing activities in 2011 and in 2010 was generated from options exercises by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans (see “Item 6E – Directors Senior Management and Employees – Share Ownership - Key Employee Share Incentive Plan and Employee Stock Purchase Plan”). The cash provided by financing activities in 2009 was generated from options exercises by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans and from adjustment of excess tax benefit from stock based compensation, partially offset by amounts used for the repurchase of our ordinary shares.

As of December 31, 2011, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities, of $219.1 million, compared to $178.8 million as of December 31, 2010 and $126.1 million as of December 31, 2009. As of December 31, 2011, approximately 98% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions. There are no material legal restrictions, taxes or other costs associated with transferring our funds held in U.S. financial institutions to Israeli financial institutions, and we have access to all of our cash as needed for our operations. Although we have various subsidiaries throughout the world, there are no material legal, tax or other cost impediments to our transferring cash to these subsidiaries for operations as and when needed or to such subsidiaries transferring cash to Radware to meet its own cash obligations. Further, Radware generates sufficient cash from its Israeli operations to fund its operating and capital requirements and, therefore, does not need or intend to repatriate any of the earnings of its foreign subsidiaries.

Quarterly days sales outstanding ("DSO"), is calculated by dividing quarter-end accounts receivable by average daily sales for the relevant fiscal quarter. The average DSO calculation for the four quarters of 2011 amounted to 33 days compared to 35 days in 2010. On an annual basis, DSO for 2011 amounted to 27 days, compared to 42 days in 2010. This decline is mainly due to a more even distribution of shipping dates throughout the last months of 2011, compared to the last months of 2010. Consequently, during 2011 we  were able to collect more of our invoices which were issued within the year, compared to 2010.

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

Related Parties

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel-Aviv, Israel is material to our operations.  We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the agreements and confirmed that they were not different in any material respect than that which could have been obtained from unaffiliated third parties.

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

C.   Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2011, we had 208 employees and 98 subcontractors engaged primarily in research and development activities, compared to 207 employees and 108 subcontractors at the end of 2010.

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

D.   Trend Information

For a discussion of recent market trends, see “Item 5A – Operating and Financial Review and Prospects – Operating Results – Outlook.”

E.    Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as such term is defined under Item 5E of the instructions to Form 20-F, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.    Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2011 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	3,623	2,301	1,322	-	-
Total contractual cash obligations (2)(3)	3,623	2,301	1,322	-	-

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2012 to 2014, although certain of our leases have renewal options. The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2011.

(2) Payments for uncertain income tax positions of $1.7 million under ASC 740 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(q) and 13(a) of our Consolidated Financial Statements.

(3) Severance payments of $3.5 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Of this amount, $0.5 million is unfunded. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(s) of our Consolidated Financial Statements.

ITEM 6.             DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and executive officers:

Name	Age	Position

Roy Zisapel (1)	41	Chief Executive Officer, President and Director
Meir Moshe	58	Chief Financial Officer
Gadi Meroz	43	VP, General Counsel and Secretary
Ilan Kinreich	54	Chief Operating Officer
Avi Chesla	39	Chief Technology Officer
Sharon Trachtman	45	VP, Global Marketing
Shai Schiller	51	VP, Corporate Development
Yehuda Zisapel (2)	70	Chairman of the Board of Directors
Yair Tauman (1)(3)(4)(5)	63	Director
David Rubner (2)(3)(4)(5)	72	Chairman of the Audit Committee and Director
Hagen Hultzsch (4)(5)(6)	71	Chairman of the Compensation Committee and Director
Yael Langer (6)	47	Director
Avraham Asheri (2)(4)(7)	74	Director

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
(5)   Serves on the Audit and Compensation Committees of the Board of Directors.
(6)   Term as director expires at the annual meeting of shareholders to be held in 2014.
(7)   Serves on the Audit Committee of the Board of Directors.

Roy Zisapel, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd.  From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company.

Meir Moshe has served as our Chief Financial Officer since June 1999.  From June 1997 to June 1999, Mr. Moshe was Chief Financial Officer, Secretary and Treasurer of ForSoft Ltd.  Mr. Moshe holds a B.Sc. in economics and accounting from Tel Aviv University, Israel and is a certified public accountant.

Gadi Meroz has served as our General Counsel and Secretary since April 2010 was promoted to Vice President, General Counsel and Secretary in July 2011. From July 2001 to November 2008 Mr. Meroz was an Executive Vice President and General Counsel of IXI Mobile, Inc. Prior to that, Mr. Meroz was an attorney at Volovelsky, Dinstein, Sneh & Co., a law firm specializing in commercial and corporate law, where Mr. Meroz focused on business and venture funding, representing public and private companies as well as venture investors. Mr. Meroz holds an L.L.B. from the University of Leicester, UK School of Law, and holds an L.L.M. degree from Tel-Aviv University in collaboration with Boalt Hall School of Law University of California, Berkeley. In addition, Mr. Meroz holds an MBA degree from the University of Leicester, UK. Mr. Meroz is admitted to the Israeli Bar and is a member of the Law Society of England & Wales.

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

Avi Chesla has served as our Chief Technology Officer since August 2011.  Prior to that, he led our security division as VP of Security Products since October 2006.  Between 2000 and 2005, Mr. Chesla held several senior positions with V-Secure Technologies Ltd., a start-up security solutions company. Mr. Chesla has authored a number of articles for major publications in the areas of advanced network behavioral analysis and information security and has contributed to numerous patents in these areas. Mr. Chesla holds a B.S. degree in physics and mathematics from Tel Aviv University, Israel.

Sharon Trachtman has served as our Global Marketing Vice President since September 2008. Prior to that, since September 1997 she held various senior positions in Radware, such as Product Management Vice President and Marketing Vice President. From November 1994 to September 1997, Ms. Trachtman was a product line marketing manager for Scitex Corporation. Ms. Trachtman holds a B.A. degree in computer science and philosophy from Bar-Ilan University, Israel.

Shai Schiller has served as our Corporate Development Vice President since September 2011.  Prior to joining Radware, he held various management positions, including as CEO and Chairman of Axismobile Ltd. between 2003 and 2007, and as CEO of Geo Interactive Ltd., an FSTE company. Mr. Schiller also served in various positions in the venture capital industry, including as a general partner in Concord Ventures between 2000 and 2007. From 2007 until September 2011, Mr. Schiller was involved in several ventures, including the founding of SBA Capital, an investment firm, holding a directorship position in Terrogence Ltd. and founding and serving as Chairman at Capital Nature from 2010. Mr. Schiller holds a B.Sc. in Computer Science and an MBA degree from the University of Maryland.

Yehuda Zisapel, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, a director and President and Chief Executive Officer of the Company.

Prof. Yair Tauman has served as a member of the Board of Directors since October 2010. He has been the Dean of the Arison School of Business in the Interdisciplinary Center (IDC) in Herzliya, Israel since January 2010 and is also a Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York.  His areas of research include game theory and industrial organization. Prof. Tauman currently serves on the board of directors of several companies from different sectors including online auctions, financial information, education and IT, one of which, ADVFN Plc, is traded on the London Stock Exchange. Prof. Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University in Jerusalem, Israel.

David Rubner has served as a member of the Board of Directors since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and a Partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991 to 2000, he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Elbit Imaging, Ltd. and other public and private companies. He also serves on the boards of trustees of Bar-Ilan University, Shaare Zedek Hospital and is Chairman of the Petah Tikva Foundation. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Camegie Mellon University.

Dr. Hagen Hultzsch has served as a member of our Board of Directors since January 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the boards or advisory boards of several companies and academic institutions. Dr. Hultzsch serves as a board member of the T-Systems Solutions for Research GmbH, Zimory AG and others and he is a member of the advisory boards of several private and public technology companies. Dr. Hultzsch holds a PhD. degree in Physics from Mainz University.

Yael Langer has served as a member of the Board of Directors since July 2009. Ms. Langer has served as the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998. Since December 2000, Ms. Langer has served as a director in Ceragon Networks Ltd., a company publicly-traded on NASDAQ and the Tel-Aviv stock markets. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd., the underwriting and investment banking subsidiary of Bank Hapoalim. Prior to that, Ms. Langer was an attorney in the firm of Shimron, Molcho, Persky in Jerusalem. Ms. Langer holds an L.L.B. degree from The Hebrew University in Jerusalem, Israel.

Avraham Asheri has served as a member of the Board of Directors since July 2009. Mr. Asheri currently serves on the board of directors and several committees of the following companies: Elron Electronic Industries Ltd., Elbit Systems Ltd., Koor Industries Ltd., Discount Mortgage Bank Ltd. and Micronet Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991 to 1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee, and member of the Audit Committee of the Jerusalem Foundation and Board member and Chairman of Finance Committee of Mishkenot Sha’ananim. Mr. Asheri holds a BA degree in economics and political science from The Hebrew University in Jerusalem, Israel.

Additional Information

Under NASDAQ requirements, a majority of the members of our Board of Directors are required to be “independent” as defined under NASDAQ Marketplace Rules. We currently satisfy this requirement because four of our seven directors (Mr. David Rubner, Prof. Yair Tauman, Mr. Avraham Asheri and Dr. Hagen Hultzsch) qualify as “independent directors” under the NASDAQ Marketplace Rules.

Yehuda Zisapel, the Chairman of the Board of Directors, co-founder of the Company, and its largest shareholder, is the father of Roy Zisapel, a director and the Company’s President and Chief Executive Officer. In accordance with the Companies Law, Mr. Zisapel’s service as our Chairman was approved by our shareholders in September 2011. There are no other family relationships between any of the directors or members of senior management named above.

B.	Compensation

General

The following table sets forth all compensation we paid with respect to all of our directors and officers as a group for the periods indicated. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
2010 - All directors and officers as a group, consisting of 13 persons	$1,806,000	$345,000
2011 - All directors and officers as a group, consisting of 13 persons	$1,945,000	$274,000

An external director is entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service as an external director.

As of March 25, 2012, our directors and officers, as a group consisting of 13 persons, held options to purchase an aggregate of 1,372,250 ordinary shares.

Our non-employee directors, including external directors, are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $32,500) per year of service; (ii) per meeting remuneration of NIS 3,600 (currently equivalent to approximately $1,000) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All amounts payable under items (i), (ii), (iii) and (iv) are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

In addition, our non-employee directors, including external directors, are entitled to a grant of options under our stock option plans to purchase 10,000 ordinary shares for each year in which such non-employee director holds office. The options will be granted for three years in advance, and every director receives an initial grant of options to purchase 30,000 ordinary shares which vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting. The grant will be made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

The above compensation policy was approved by our Compensation Committee, Board of Directors, Audit Committee and shareholders.

During 2011, we granted to our directors and officers listed in Item 6A above options to purchase 146,000 ordinary shares, in the aggregate, at a weighted average exercise price of $25.35. The options expire sixty-two months after grant.

Chief Executive Officer Compensation

On December 31, 2007, our shareholders approved the increase of our Chief Executive Officer’s compensation, entitling him to a base salary in NIS equivalent to $250,000 per annum. Pursuant to our shareholders’ approval on October 5, 2010, effective as of 2010, our Chief Executive Officer is entitled to an annual bonus structure which is comprised of two components, where (i) reaching 100% achievement of the milestones will entitle our Chief Executive Officer to a bonus of $175,000 and (ii) outperformance (achievements exceeding 100% of the milestones) or other extraordinary targets set by the Compensation Committee (as approved by the Audit Committee and the Board of Directors) will entitle our Chief Executive Officer to an additional bonus of up to $75,000. Based on the 2011 milestones, our Chief Executive Officer was granted a bonus of $122,500 for 2011. Based on the 2010 milestones, our Chief Executive Officer was granted a bonus of $210,000 for 2010.

On December 31, 2007, following the approval of our shareholders, we granted 500,000 stock options to our Chief Executive Officer with an exercise price of $15.22 per share, which expire seven years from the grant date, i.e. on December 31, 2014. The exercise of these options is contingent upon the increase in the market price of our ordinary shares compared to the closing share price on NASDAQ immediately prior to the time that the shareholder meeting was convened as follows:

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $19.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options became fully vested on April 16, 2011.

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $21.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options became fully vested on April 23, 2011.

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $23.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options became fully vested on September 21, 2011.

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $25.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options became fully vested on October 6, 2011.

On July 19, 2009, following the approval of our shareholders, we granted 400,000 stock options to our Chief Executive Officer to purchase ordinary shares with an exercise price of $8.78 per share. Half (50%) of these options are exercisable two years following the grant, 25% of those options are exercisable three years following the grant and the remainder is exercisable four years following the grant. The options expire 62 months from the grant date, i.e., on September 18, 2014.

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors (other than our external directors) is divided into three classes with each class of directors serving until the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors
Class I	2012	Yehuda Zisapel and Avraham Asheri
Class II	2013	Roy Zisapel
Class III	2014	Hagen Hultzsch and Yael Langer

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

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel are required to appoint at least two external directors.  External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with:

•	the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or

•
a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as Radware, any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship;

•	control; and

•	service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering.

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

Until the lapse of two years from termination of office as an external director, a company and its controlling shareholder may not provide compensation to an external director or his or her spouse and children or engage such persons to serve as an office holder and cannot employ or receive services from such persons, either directly or indirectly, including through a corporation controlled by that person. The same restriction applies to other family members of the external director but until the lapse of one year from termination of office as an external director.

Election of External Directors

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least a majority of the shares of non-controlling shareholders voted at the meeting in favor of the election; or

•	the total number of shares voted against the election of the external director does not exceed 2% of the aggregate voting rights in the Company.

The initial term of an external director is three years and may be extended for up to two additional three-year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if the Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term as described above; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

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

Our Committees

The Board of Directors appoints committees to help carry out its duties. Each committee reports the results of its meetings to the full Board of Directors. The Board of Directors established its Audit Committee and Compensation Committee in 1999. Only non-employee directors serve on our Audit Committee and Compensation Committee.

Audit Committee

NASDAQ Requirements

Our ordinary shares are listed on the NASDAQ Global Select Market, and we are subject to the rules of the NASDAQ applicable to listed companies. Under the NASDAQ rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our Board has determined that all directors serving on our Audit Committee (Mr. Avraham Asheri, Mr. David Rubner, Dr. Hagen Hultzsch and Prof. Yair Tauman) meet the independence standards required of Audit Committee members by the Securities Exchange Act of 1934 and the NASDAQ Marketplace Rules. In addition, the Board of Directors has determined that Mr. Avraham Asheri is considered an “audit committee financial expert” (as defined by SEC rules).

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

The Audit Committee also functions as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, the Audit Committee is responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

Israeli Companies Law Requirements

Under the Companies Law, our Audit Committee must be comprised of at least three directors, include all of the external directors, a majority of its members must satisfy the independence standards under the Companies Law, and the chairman thereof is required to be an external director.

In accordance with the Companies Law, the duties of our Audit Committee, in addition to the requirements imposed by the NASDAQ rules, include, among other things, to (1) identify irregularities in the business management of the Company, including in consultation with the internal auditor and/or the Company’s independent accountants, and to recommend remedial measures to the Board of Directors, (2) review, and, where appropriate, approve certain interested party transactions specified under the Companies Law, as more fully described below under the heading “Approval of Specified Related Party Transactions under Israeli Law”, and (3) examine and monitor the work of our internal auditor.

Compensation Committee

The Compensation Committee was created in 1999 as the Share Incentive Committee and was renamed the Compensation Committee in 2004. Pursuant to its charter, the Compensation Committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue options under our stock option plans. The Compensation Committee reviews and determines, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s Chief Executive Officer and other executive officers.

The Compensation Committee currently consists of Mr. David Rubner and Prof. Yair Tauman, who are also our external directors, and Dr. Hagen Hultzsch, all of whom are independent directors.

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Board and Committee Meetings

Name of Body	No. of Meetings in 2011	Average Attendance Rate
Board of directors	7	95%
Audit committee	6	90%
Compensation committee	4	83%

Each director attended at least 75% of all Board meetings.

Directors’ Service Contracts

Except as described in Item 6B above, we do not, as of the date of filing of this Annual Report, have service or employment contracts with our directors providing for benefits upon termination of employment.

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

If the transaction is an extraordinary transaction, approval is required of both the audit committee and the board of directors, in that order. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, unless a majority of the members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of members of the board of directors have a personal interest therein, shareholder approval is generally also required.

Under the Companies Law, all arrangements as to compensation of office holders in public companies such as ours generally require the approvals of the audit committee and the board of directors.  Compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders.

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

Extraordinary transactions of a public company with a controlling shareholder or with a third party in which a controlling shareholder has a personal interest, and the terms of engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders of the company in that order. The shareholder approval must be by a majority of the shares voted on the matter, provided that either:

•	At least a majority of the shares of shareholders who have no personal interest in the transaction, and who are present and voting (in person, by proxy or by written ballot) vote in favor thereof; or

•	The shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than 2% of the voting power in the company.

 In addition, any such extraordinary transaction whose term is longer than three years may require further shareholder approval every three years, unless, where permissible under the Companies Law, the audit committee approves that a longer term is reasonable under the circumstances.

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

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As at December 31,
	2011		2010		2009
Approximate numbers of employees and subcontractors by geographic location
Israel	327		304		271
United States	120		116		107
Other	286	(*)	299	(*)	249	(*)
Total workforce	733		719		627
Approximate numbers of employees and subcontractors by category of activity
Research and development	306	(*)	315	(*)	253	(*)
Sales, technical support, business development and marketing	340		323		292
Management, operations and administration	87		81		82
Total workforce	733		719		627

(*) Include 98, 108 and 72 subcontractors, as of December 31, 2011, 2010 and 2009, respectively.

We are subject to Israeli labor laws and regulations with respect to our Israeli employees.  These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

Furthermore, our Israeli employees and we are subject to provisions of the collective bargaining agreements between the “Histadrut”, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Association, by governmental order. These provisions principally concern social benefits, cost of living increases, recreation pay and other conditions of employment.  We generally provide our employees with benefits and working conditions above the required minimums.

Our employees are not represented by a labor union. The employees of our subsidiaries are subject to local labor laws, regulations and/or collective bargaining agreements that vary from country to country.

We consider our relations with our employees to be good, and we have never experienced a strike or work stoppage.

E.	Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 25, 2012. The percentage of outstanding ordinary shares is based on 21,758,129 ordinary shares outstanding as of March 25, 2012.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,887,134	13.26%
Roy Zisapel (2)	1,368,083	6.09%
Meir Moshe (3)	*	*
Avraham Asheri (3)	*	*
Hagen Hultzsch (3)	*	*
Yael Langer (3)	*	*
David Rubner (3)	*	*
Yair Tauman (3)	*	*
Ilan Kinreich (3)	*	*
Avi Chesla (3)	*	*
Sharon Trachtman (3)	*	*
Gadi Meroz (3)	*	*
Shai Schiller (3)	*	*
All directors and executive officers as a group (13 persons) (4)	4,415,049	19.53%

(1) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel, (i) 2,505,243 are held directly; (ii) 20,000 options to purchase ordinary shares are fully vested or will be fully vested within the next 60 days, at an exercise price of  $8.78 per share, expiring in September, 2014; (iii) 295,000 are held of record by Carm-AD Ltd., an Israeli company wholly-owned by Yehuda Zisapel; and (iv) 66,891 are held of record by Radbit Computers Inc. which is indirectly held by Yehuda Zisapel and his wife, Nava Zisapel.  This information is based on information provided in the Amendment No.1 of Statement on Schedule 13D/A filed by Mr. Yehuda Zisapel on February 17, 2011.

(2) Consists of 668,083 shares and 700,000 options to purchase ordinary shares, which are fully vested or which will be fully vested within the next 60 days. The options consist of 200,000 options at an exercise price of $8.78 per share which expire in September, 2014 and 500,000 options at an exercise price of $15.22 per share which expire in December, 2014.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Consists of 3,571,049 shares and 844,000 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 5,000 options at an exercise price of $10.64 which expire in June, 2013, 10,000 options at an exercise price of $6.77 which expire in January, 2014, 75,000 options at an exercise price of $6.15 which expire in April, 2014, 240,000 options at an exercise price of $8.78 which expire in September, 2014, 500,000 options at an exercise price of $15.22 which expire in December, 2014, 4,000 options at an exercise price of $23.87 which expire in June, 2015, and 10,000 options at an exercise price of $34.58 which expire in December, 2015.

NASDAQ Listing Standards

Our ordinary shares are currently listed on the NASDAQ Global Select Market and are thereby subject to the rules and regulations established by the NASDAQ and applicable to listed companies. The Rule 5600 Series of the NASDAQ Stock Marketplace Rules imposes various corporate governance requirements on listed securities. Section (a)(3) of NASDAQ Marketplace Rule 5615 provides that foreign private issuers are required to comply with certain specific requirements of the Rule 5600 Series, but may comply with the laws of their home jurisdiction in lieu of the other requirements of the Rule 5600 Series and certain other enumerated rules. See “Item 16G – Corporate Governance” below for further information regarding our corporate governance practices as it relates to stock option plans.

Key Employee Share Incentive Plan

In August 1997, we adopted our Key Employee Share Incentive Plan (1997), or the Share Incentive Plan. Options granted pursuant to the Share Incentive Plan are for a term of sixty-two months from the date of the grant of the option. As of December 31, 2011, 11,097,318 ordinary shares have been reserved for option grants under the plan, of which we have granted options to purchase 10,722,828 ordinary shares at a weighted average exercise price of $12.38 per ordinary share. We intend to grant further options under the Share Incentive Plan to our executive officers and employees.

The Share Incentive Plan is administered by the Compensation Committee subject to the provisions of the Companies Law.  Pursuant to the plan, the Compensation Committee has the authority to determine (subject to applicable law), or advise the Board of Directors, in its discretion:

•	the persons to whom options are granted;

•	the number of shares underlying each options award;

•	the time or times at which the award shall be made;

•	the exercise price, vesting schedule and conditions pursuant to which the options are exercisable; and

•	any other matter necessary or desirable for the administration of the plan.

Pursuant to the Share Incentive Plan, all options, or shares issued upon exercise of options, are held in trust and registered in the name of a trustee who was selected by the Compensation Committee. The trustee will not release the options or ordinary shares to the option holder before the options are vested (unless pre-approved by us) or before the lapse of a longer period if so required under local tax laws and regulations. Our Board of Directors may terminate or amend the Share Incentive Plan, provided that any action by our Board of Directors which will alter or impair the rights of an option holder requires the prior consent of that option holder.

In order to comply with the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), our Board of Directors adopted an addendum to the Share Incentive Plan with respect to options granted on or after January 1, 2003 to grantees who are residents of Israel.

On February 1, 2010, our Board of Directors adopted an additional addendum to the Share Incentive Plan allowing the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2011, 500,000 ordinary shares have been reserved for option grants under this addendum, of which we have granted options to purchase 118,347 ordinary shares at a weighted average exercise price of $14.18 per ordinary share. This addendum does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of the additional addendum to the Share Incentive Plan.

Directors and Consultants Option Plan

In February 2000, we adopted a Directors and Consultants Option Plan, which is administered by our Compensation Committee. Options granted pursuant to our Directors and Consultants Options Plan are for a term of sixty-two months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Share Incentive Plan.  The Directors and Consultants Option Plan relies on the 11,097,318 ordinary shares reserved for option grants shares under the Share Incentive Plan which can be rolled over between such plans. The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares.

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (“ESPP”), which provides for the issuance of a maximum of 1,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year offering periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2011, 127,780 shares have been purchased under the ESPP.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 25, 2012, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,887,134	13.26%
York Capital Management Global Advisors, LLC (2)	2,080,576	9.56%
Rima Management, LLC (3)	1,698,365	7.81%
Roy Zisapel (4)	1,368,083	6.09%
Federated Investors, Inc. (5)	1,391,438	6.40%
Cadian Capital Management, LLC (6)	1,107,866	5.09%

(1) Includes: (i) 2,505,243 ordinary shares held directly; (ii) 20,000 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days; (iii) 295,000 ordinary shares held of record by Carm-AD Ltd., an Israeli company wholly-owned by Yehuda Zisapel; and (iv) 66,891 ordinary shares held of record by Radbit Computers Inc., a New York corporation indirectly owned by Yehuda Zisapel and his wife, Nava Zisapel. This information is based on information provided in the Amendment No. 1 to Statement on Schedule 13D filed by Mr. Yehuda Zisapel on February 16, 2011. As of March 18, 2011 Mr. Zisapel owned 14.13% and as of April 10, 2010 Mr. Zisapel owned 16.91% of our outstanding shares.

(2) Shares are beneficially owned as follows: (i) 226,541 Ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), the general partner of which is Dinan Management, L.L.C.; (ii) 411,041 Ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), the general partner of which is Dinan Management, L.L.C.; (iii) 470,880 Ordinary shares directly owned by York Select, L.P., a Delaware limited partnership (“York Select”), the general partner of which is York Select Domestic Holdings, LLC; (iv) 403,286 Ordinary shares directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”), the general partner of which is York Select Domestic Holdings, LLC; (v) 105,547 Ordinary shares directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”), the general partner of which is York Global Value Holdings, LLC; (vi) 23,111 Ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”), the general partner of which is Dinan Management, L.L.C.; and (vii) 440,170 Ordinary shares directly owned by certain accounts (the “Managed Accounts”) managed by York Managed Holdings, LLC (“York Managed Holdings”) or York UCITS Holdings, LLC (“York UCITS Holdings”). York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”), the sole managing member of the general partner of each of York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value and Jorvik and the sole managing member of York Managed Holdings and York UCITS Holdings, exercises investment discretion over such investment funds and the Managed Accounts and accordingly may be deemed to have beneficial ownership over the Ordinary shares directly owned by such investment funds and the Managed Accounts. This information is based on information provided in the Statement on Schedule 13G filed with the SEC by YGA on February 14, 2012. As of February 10, 2011, YGA and its related entities owned 9.67% of our outstanding ordinary shares.  Prior to this, YGA had not publicly disclosed any beneficial ownership of our ordinary shares.

(3) Shares are beneficially owned by Rima Senvest Management, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 5 to Statement on Schedule 13G filed with the SEC by Mr. Mashall and Rima on February 14, 2012. Based on previous amendments to the Schedule 13G filed with the SEC by Mr. Mashall and Rima, Rima beneficially owned, as of March 18, 2011, 7.35% of our outstanding ordinary shares and, as of  April 10, 2010, 9.77% of our outstanding ordinary shares.

(4) Includes: (i) 668,083 ordinary shares held directly; and (ii) 700,000 options to purchase ordinary shares, which are fully vested or which will be fully vested within the next 60 days.

(5)  Shares are beneficially owned by Federated Investors, Inc. (the “Parent”) the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the “Investment Advisers”), which act as investment advisers to registered investment companies and separate accounts that own our ordinary shares of common stock . The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is a wholly owned subsidiary of Federated Investors, Inc., the Parent. All of the Parent’s outstanding voting stock is held in the Voting Shares Irrevocable Trust (the “Trust”) for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the “Trustees”). This information is based on information provided in the Amendment No. 4 to Statement on Schedule 13G filed with the SEC by Parent, the Trust and the Trustees on February 9, 2012. Based on previous amendments to the Schedule 13G filed with the SEC by Federated Investors, Inc., it beneficially owned, as of March 18, 2011,  7.48% of our outstanding ordinary shares, and as of April 10, 2010,  10.05% of our outstanding ordinary shares.

(6) This information is based on information provided in the Amendment No. 1 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LLC and Mr. Eric Bannasch on February 14, 2012. Based on the Schedule 13G previously filed with the SEC by Cadian and Mr. Bannasch, they beneficially owned, as of March 18, 2011, 5.22% of our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.
Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 26, 2012, there were 30 holders of record of our ordinary shares, of which 16 record holders, holding approximately 12.14% of our ordinary shares, had registered addresses in Israel, and of which 12 record holders, holding approximately 87.86% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 87.86% of our outstanding ordinary shares as of said date).

B.	Related Party Transactions

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal stockholders, collectively known as the RAD-Bynet Group. Of these agreements, the lease for our headquarters in Tel Aviv is material to our operations. We believe that the terms of the transactions to which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreement, as well as, in some cases, used a third-party consulting firm, and confirmed that it was not different in any material respect than that which could have been obtained from unaffiliated third parties.

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

 The RAD-Bynet Group consists of high-tech manufacturers of hardware and software products and data communication providers and distributors. The RAD-Bynet Group includes approximately 20 different companies dealing in advanced communication technology, networks, and integration. Companies within the RAD-Bynet Group provide a variety of services to their customers, including: engineering, purchasing and sub-contracting, production and final testing, planning and control, and support for end users. The RAD-Bynet Group also includes a few companies which provide services in order to support the activities of the other RAD-Bynet Group members, such as real estate leasing and administrative services. Each company in the RAD-Bynet Group is independent from the others. The ownership and Board of Directors structure of each RAD-Bynet Group member is different and certain of the RAD-Bynet Group members are publicly traded companies.

All transactions and arrangements with affiliated parties, including other members of the RAD-Bynet Group, require the approval of our Audit Committee and our Board of Directors and may, in certain circumstances, require approval by our shareholders.

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by Messrs. Zohar Zisapel and Yehuda Zisapel:

•
One lease (the "Headquarters Lease") is a five-story building in Tel Aviv, Israel, consisting of approximately 36,000 square feet, plus storage and parking space. The lease expires in November 2012. The annual rent amounts to approximately $644,000.

•
The second lease consists of two floors in the Or Tower in Tel Aviv, Israel with approximately 30,000 square feet, plus parking spaces. The lease expires in May 2014. The annual rent for such 2 floors amounts was approximately $644,000 until June 2011, and increased to approximately $647,000 in June 2011.

In addition, we lease approximately 6,300 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. This lease expires in February 2014. The annual rent amounts to approximately $115,300.

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

Distribution Agreement

Bynet Data Communications Ltd., a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet Data Communications Ltd. under which we provide Bynet Data Communications with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet Data Communications (and other companies in the RAD-Bynet Group) amounted to approximately $6.2 million in 2011 and $0.7 million during the first quarter of 2012.

Additional RAD-Bynet Group Services

The Company receives the following additional services from members of the RAD-Bynet Group: network management; information technology and communication services; equipment testing and repair; electricity charges; parking and building maintenance; reception services; vehicles and human resource administration; distribution services; and marketing services.  Each of these additional services is not material, individually or in the aggregate, to the Company or the RAD-Bynet Group.

A portion of the above services, such as electricity charges, are “pass through” services for which we are charged on a “back-to-back” basis according to our actual usage (i.e., we are charged pro ratably based on the actual charge of the third party electricity company) due to the fact that we lease part of our facilities from a number of other RAD-Bynet Group members. Other services mentioned above, such as vehicles and human resource administration, are performed by one of the RAD-Bynet Group companies and are provided to all members of the RAD-Bynet Group, in order to achieve lower prices for these services based on economies of scale. In addition, since the RAD-Bynet Group is comprised of a number of companies which are engaged in our industry, the RAD-Bynet Group initiates marketing events from time to time, which we participate in, to promote the RAD-Bynet Group members’ products. The charges for these services are based on actual costs incurred and are allocated to the Company according to its relative part in such services (e.g., vehicles administration – according to the number of the Company’s vehicles out of the total vehicles of the RAD-Bynet Group; marketing events – according to the number of participants of the Company’s customers out of the total participants in the events).

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

ITEM 8.             FINANCIAL INFORMATION

A.   Consolidated Statements and other Financial Information

Financial Statements

See “Item 18 - Financial Statements”.

Export Sales

For the year ended December 31, 2011, the amount of our export sales (i.e., sales outside Israel) was approximately $164 million, which represents 98% of our total sales.

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

The parties in the approximately 300 coordinated class actions, including Radware, the underwriter defendants in the Radware class action, and the plaintiffs in the Radware class action, have reached a settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including Radware. On October 5, 2009, the court granted final approval of the settlement and judgment was entered on January 10, 2010. A group of three objectors filed a petition to the Second Circuit seeking permission to appeal the District Court’s final approval order on the basis that the settlement class is broader than the class previously rejected by the Second Circuit in its December 5, 2006 order vacating the District Court’s certifying classes in the focus cases. Plaintiffs have filed an opposition to the petition. In addition, six notices of appeal to the Second Circuit have been filed by different groups of objectors, including the objectors that filed the petition to appeal. Two appeals  proceeded. One appeal was dismissed and the second appeal was remanded to the district court for further proceedings. The district court ruled that the appellant lacked standing to appeal. The appellant appealed the district court decision to the Second Circuit. Subsequently, the class plaintiffs and the appellant entered into a settlement agreement pursuant to which the appellant withdrew and dismissed his appeal with prejudice. The settlement is therefore final and the case is concluded.

SNMP Intellectual Property Claim

In November 2011, SNMP Research International, Inc. and SNMP Research, Inc. commenced a lawsuit in the United States Bankruptcy Court for the District of Delaware against Nortel Networks, Inc. (and certain of its affiliates entities), Genband US LLC, GENBAND, Inc., Performance Technologies, Inc., Perftech (PTI) Canada, Avaya, Inc. and Radware, Ltd.  The complaint alleges that we have infringed certain of SNMP’s copyrights, misappropriated certain of SNMP’s trade secrets, were unjustly enriched, and converted certain of SNMP’s intellectual property.  SNMP has asserted that as part of our acquisition of the Layer 4-7 Application Delivery business from Nortel Networks in March 2009, we received certain intellectual property of SNMP Research that was embedded in the Layer 4-7 business.  The complaint does not specify the amount of damages and requests that such amount be determined at trial.  We conducted an analysis, and based on that analysis we advised SNMP Research that we did not receive any of its intellectual property as part of the acquisition.  We are currently awaiting a response from SNMP. If SNMP Research does not dismiss the lawsuit, we intend to vigorously defend the litigation which is in a preliminary stage, and we cannot estimate what impact, if any, the litigation may have on our results of operations, financial condition or cash flows.

Israeli Tax Authority Assessment Proceedings

In December 2010, following an audit of our Israeli tax returns for the 2004 and 2005 fiscal years, the Israeli Tax Authority (“ITA”) issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 16.1 million (approximately $4.3 million) for 2004 and NIS 15.5 million (approximately $4.1 million) for 2005, including interest as of the assessment date.

In addition, in January 2012, following an audit of our Israeli tax returns for the 2006 through 2008 fiscal years, the ITA issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 25.2 million (approximately $6.7 million) for 2006 and NIS 8.1 million (approximately $2.2 million) for 2008, including interest as of the assessment date.

We have appealed the orders relating to the four years mentioned above with the Tel Aviv District court, and these appeals are currently pending.

There can be no assurance that the courts will accept our positions on matters raised, and in such an event, we may be required to pay all or a portion of the amounts of these orders. Such a payment could result in a material adverse effect on our financial condition and results of operations.

Dividend Distribution Policy

We have never paid and do not intend to pay cash dividends on our ordinary shares in the foreseeable future. While we may engage from time to time in "buy-back" programs of our shares, our policy is to retain earnings and other cash resources to continue the development and expansion of our business.  Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions. See also Item 10B "- Dividend and Liquidation Rights."

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

The following table sets forth the high and low closing price for our ordinary shares as reported by the NASDAQ Global Select Market and TASE for the periods indicated:

Annual High and Low	NASDAQ Global Select Market		Tel Aviv Stock Exchange
	High	Low	High	Low

2007	$16.92	$12.31	NIS 67.97	NIS 49.64
2008	$14.84	$4.99	NIS 59.40	NIS 18.11
2009	$15.12	$5.15	N/A	N/A

2010
First Quarter	$22.31	$14.92	N/A	N/A
Second Quarter	$23.87	$18.21	N/A	N/A
Third Quarter	$38.59	$19.64	N/A	N/A
Fourth Quarter	$39.77	$30.53	N/A	N/A
ANNUAL	$39.77	$14.92	N/A	N/A

2011
First Quarter	$42.73	$34.28	N/A	N/A
Second Quarter	$36.82	$31.40	N/A	N/A
Third Quarter	$36.11	$21.59	N/A	N/A
Fourth Quarter	$31.15	$19.81	N/A	N/A
ANNUAL	$42.73	$19.81	N/A	N/A

Most recent six months
2011
October	$27.37	$19.81	N/A	N/A
November	$27.62	$25.50	N/A	N/A
December	$31.15	$26.69	N/A	N/A

2012
January	$31.95	$28.95	N/A	N/A
February	$34.03	$31.88	N/A	N/A
March (*)	$35.80	$32.87	N/A	N/A

*Through March 25, 2012

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

Dividend and Liquidation Rights

According to the Israeli Companies Law, a company may distribute dividends only out of its “profits,” as such term is defined in the Israeli Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher.  Our Board of Directors is authorized to declare dividends, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due, and provided further that our shareholders approve the final dividend declared by the Board of Directors, in an amount not to exceed the Board of Directors’ recommendation.  Notwithstanding the foregoing, even where there are no sufficient profits, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.  Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surplus, as evidenced by financial statements prepared no more than six months prior to the date of distribution.

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

In accordance with our Articles of Association, unless a longer period for notice is prescribed by the Israeli Companies Law, at least seven days and not more than forty-five days’ notice of any general meeting of shareholders must be given.  Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, not less than 35 days.

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. A shareholder may only vote the shares for which all calls have been paid, except in separate general meetings of a particular class.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent between them at least 35% of the outstanding voting shares unless otherwise required by applicable rules.  A meeting adjourned for lack of a quorum, if convened upon requisition under the provisions of the Companies Law, shall be dissolved, but in any other case is adjourned to the same day in the following week at the same time and place or any time and place as the chairman may designate with the consent of a majority of the voting power represented at the meeting and voting on the matter adjourned.  At such reconvened meeting, the required quorum consists of any two members present in person or by proxy.

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

Subject to the Companies Law, a resolution in writing signed by the holders of all of our ordinary shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent is required to adopt the resolution in lieu of a meeting.

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

Mergers and Acquisitions under Israeli Law

There are no specific provisions of our Memorandum or Articles of Association that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries), except those relating to the staggered board as described in Item 6 above and certain provisions of the Companies Law described below, which may have such effect.

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

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a "special" tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company and there is no 25% or greater shareholder in the company, or (2) the purchaser would become a 45% or greater shareholder of the company and there is no 45% or greater shareholder in the company.  These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A "special" tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  In general, the tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

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

Insurance of Office Holders

As permitted by the Companies Law, our Articles of Association provide that we may enter into a contract for the insurance of the liability of any of our office holders, with respect to an act performed in the capacity of an office holder for:

•	a breach of his or her duty of care to us or to another person;

•	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice our interests;

•	a financial liability imposed upon him or her in favor of another person;

•
expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

•	any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the Company.

Indemnification of Office Holders

As permitted by the Companies Law, our Articles of Association provide that we may indemnify any of our office holders against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

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

•
reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding either (A) concluded without the filing of an indictment against him or her or (B) concluded with the imposition of financial liability in lieu of criminal proceedings other than with respect to a criminal offense that does not require proof of criminal intent or in connection with a financial sanction;

•
reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court in connection with proceedings we institute against him or her or instituted on our behalf or by another person, a criminal indictment from which he or she was acquitted, or a criminal indictment in which he or she was convicted for a criminal offense that does not require proof of criminal intent;

•
expenses he or she incurs as a result of administrative proceedings that may be instituted against him or her under Israeli securities laws, if applicable, and payments made to injured persons under specific circumstances thereunder; and

•	any other matter in respect of which it is permitted or will be permitted under applicable law to indemnify an office holder in the Company.

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

We currently hold directors and officers liability insurance for the benefit of our office holders. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

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

See the summary of the terms of the Headquarters Lease in “Item 7B – Major Shareholders and Related Party Transactions – Related Party Transactions – Lease of Property”.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year. Following an amendment to the Tax Ordinance, which came into effect on January 1, 2012, the Corporate Tax rate is scheduled to remain at a rate of 25% for future tax years. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

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

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years (and in certain circumstances 14 years) from the first day of the Year of Election. The tax benefits granted to a Benefited Enterprise are determined, as applicable to its geographic location within Israel, according to the following new tax route, which may be applicable to us:

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

Generally, as of January 1, 2012, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares.

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

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  However, under the Investments Law, dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	Are broker-dealers or insurance companies;

•	Have elected mark-to-market accounting;

•	Are tax-exempt organizations or retirement plans;

•	Are grantor trusts;

•	Are S corporations;

•	Are financial institutions or “financial services entities” ;

•	Hold their shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	Certain former citizens or long-term residents of the United States;

•	Acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	Are real estate investment trusts or regulated investment companies;

•	Own directly, indirectly or by attribution at least 10% of our voting power; or

•	Have a functional currency that is not the U.S. dollar.

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

Dividends that are received by non-corporate U.S. Holders will generally be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 15%), provided that such dividends meet the requirements of “qualified dividend income.”  The reduced tax rate for qualified dividends is scheduled to expire on December 31, 2012, unless further extended by the United States Congress.  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

U.S. Holders will have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder.  These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will generally be foreign source passive income for U.S. foreign tax credit purposes.

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

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case the U.S. Holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.  Any income inclusion will be required whether or not such U.S. Holder owns our ordinary shares for an entire taxable year or at the end of our taxable year.  The amount so includable will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC.  We will supply U.S. Holders with the information needed to report income and gain under a QEF election if we are a PFIC.  A U.S. Holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules.  So long as a U.S. Holder’s QEF election is in effect beginning with the first taxable year in which we were a PFIC during the U.S. Holder’s holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be a capital gain or loss.  Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition.  The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

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

As indicated above, we will be a PFIC for any taxable year if the average percentage (by fair market value determined on a quarterly basis) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods besides the market capitalization approach in certain other valuation contexts. For our 2011 taxable year, the average percentage of our passive assets to the fair market value of our total assets was below 50%.  Therefore, we believe that we should not be classified as a PFIC for 2011. However, there can be no assurance that the IRS will not challenge this treatment and it is possible that the IRS could attempt to treat us as a PFIC for 2011 and possibly prior taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets, and the future price of our ordinary shares which are all relevant to this determination of whether we are classified as a PFIC.  Accordingly, there can be no assurance that we will not become a PFIC in 2012 or in other future taxable years.

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

Information Reporting and Backup Withholding

U.S. Holders (other than certain exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and proceeds received from the sale, exchange, redemption or other disposition of ordinary shares.  Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding (currently at a rate of up to 28%) with respect to dividends paid on our ordinary shares and proceeds received from the sale, exchange, redemption or other disposition of ordinary shares unless the holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

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

Impact of Interest Rate Fluctuations

We do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk, with the exception of the following:

Approximately half of our cash throughout the world is invested in fixed-income securities and is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions.

A decline in market interest rates, such as the significant global decline in 2008 and 2009, which continued through 2011, has had an adverse effect on our investment income. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities held earlier than initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. Currently, approximately 3% of our marketable securities portfolio can be redeemed early. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

Our investments consist primarily of government and corporate debentures and bank deposits. As of December 31, 2011, approximately 33% of our portfolio was invested in foreign banks and government debentures, 18% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Impact of Currency Fluctuations

Most of our sales are denominated in dollars or are dollar-linked and we incur most of our expenses in dollars, NIS, and Euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the Euro and the NIS. For example, if there were no changes in the average exchange rates of the dollar relative to the Euro and to the NIS during the year in 2011 compared to the average exchange rates in 2010, our revenues were lower in an amount of $1.6 million and our expenses were lower in an amount of $2.3 million. Assuming our revenues and expenses in 2012 will remain at the same level and with the same currency mix as in 2012, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $4.7 million and in an increase in our expenses of $8.4 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and the U.S. dollar relative to the Euro:

Year ended December 31,	U.S. dollar against NIS	U.S. dollar against Euro

2007	(9.0)%	(10.5)%
2008	(1.1)%	5.6%
2009	(0.7)%	(3.3)%
2010	(6.0)%	8.0%
2011	7.7%	3.3%
2012 (1)	(2.3)%	(2.6)%

 (1) January 1, 2012 through March 25, 2012

ITEM 12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEMS 12A, 12B AND 12C

Not applicable.

ITEM 12D

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEMS 14A, 14B, 14C AND 14D

Not applicable.

ITEM 14E

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

ITEM 15.           CONTROLS AND PROCEDURES

a.           Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2011. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective to provide reasonable assurance that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2011 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2011, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2011.

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

ITEM 16B.        CODE OF ETHICS

We have adopted a Code of Conduct and Ethics which applies to all directors, officers and employees of the Company, including our Chief Executive Officer and President, Chief Financial Officer, Director of Finance and Corporate Controller.  In July 2011, we made some technical changes to our Code of Conduct and Ethics. Our Code of Conduct and Ethics (as amended) has been posted on our Internet website, http://www.radware.com/content/company/investorrelations.

ITEM 16C.        PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on September 6, 2011, our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

Fees for professional services provided by our independent auditors in each of the last two fiscal years in each of the following categories are:

	Year Ended December 31,
	2010		2011
	(US$ in thousands)
Audit Fees	268	77%	279	72%
Audit-Related Fees	21	6%	-	-
Tax Fees	59	17%	109	28%
All Other Fees	-	-	-	-
Total	348	100%	388	100%

Audit Fees include fees associated with the annual audit, including the audit of internal control over financial reporting, the reviews of the Company's quarterly financial statements, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

Audit-related fees principally included due diligence in connection with acquisitions.

Tax fees included tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, transfer pricing and assistance with respect to requests for rulings from tax authorities.

Audit Committee’s pre-approval policies and procedures

Our Audit Committee oversees our independent auditors.  See also the description in “Item 6C- Directors, Senior Management and Employee - Board Practices.”

Our Audit Committee has adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, and which is discussed and approved at the end of each calendar year, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Consulting Services that may be performed by our auditors.  In addition, the Audit Committee limited the aggregate amount in fees our auditors may receive during  fiscal year for non-audit services in certain categories, unless pre-approved. Our Director of Finance reviews all individual management requests to engage our independent auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approve the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the Audit Committee on a case-by-case basis.  Our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In October 2011, our Board of Directors authorized the Company to repurchase up to an aggregate of $20 million of its ordinary shares. The repurchase program expires in October 2012. To date, no shares have been purchased.

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

ITEM 16H.        MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.           FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.           FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.           EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1	Memorandum of Association ¶ *
1.2	Amended and Restated Articles of Association *
4.1	Form of Directors and Officers Indemnity Deed (A)
4.2	Lease Agreement for the Company’s Mahwah office (B)
4.3	Distributor Agreement with Bynet Data Communications Ltd. (B)
4.4	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters (C)
4.5
Asset Purchase Agreement by and between NORTEL NETWORKS INC., NORTEL NETWORKS LIMITED and some EMEA Nortel entities, as sellers, A. R. BLOOM, S. HARRIS, A. M. HUDSON AND C. HILL and A.R. BLOOM AND D. HUGHES, as Joint Administrators and the Company (C).

4.6
1997 Key Employee Share Incentive Plan, Appendix A to the Key Employee Share Incentive Plan (1997) (D) and Radware Ltd. Key Employee Share Incentive Plan (1997) – 2010 Addendum (for international grantees) (E)

4.7	Radware Ltd. – 2010 Employee Share Purchase Plan (E)

8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Independent Registered Public Accounting Firm*

¶ Translated from Hebrew

* Filed herewith.

(A) Incorporated by reference to Annex B to the Proxy Statement filed as Exhibit 1.2 to Report of Foreign Private Issuer on Form 6-K submitted to the SEC on July 28, 2011.

(B)  Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC on April 5, 2002.

(C) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 25, 2009.

(D) Incorporated by reference to the Company’s Registration Statement on Form S-8, filed with the SEC on August 15, 2001 (File No. 333-13818) and Post-Effective Amendment No. 1 to that Registration Statement on Form S-8, filed with the SEC on June 10, 2003 (File No. 333-13818).

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
Roy Zisapel
Chief Executive Officer

Date: March 28, 2012

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, statements of changes in shareholders' equity and the consolidated statements of cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2012	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
RADWARE LTD.

We have audited Radware Ltd.'s (the "Company") and its subsidiaries internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 28, 2012 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2012	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2010	2011

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$15,284	$17,386
Available-for-sale marketable securities	24,200	10,334
Short-term bank deposits	51,441	88,773
Trade receivables (net of allowance for doubtful accounts and sales reserves in a total amount of $ 2,695 and $ 1,440 in 2010 and 2011, respectively)	16,543	12,565
Other current assets and prepaid expenses	3,402	3,625
Inventories	9,722	12,147

Total current assets	120,592	144,830

LONG-TERM INVESTMENTS:

Available-for-sale marketable securities	82,864	102,644
Long-term bank deposits	5,000	-
Severance pay fund	3,342	3,047

Total long-term investments	91,206	105,691

Property and equipment, net	11,801	11,084
Deferred tax asset, net	41	811
Intangible assets, net	12,011	8,163
Goodwill	24,465	24,465
Other assets	519	554

Total assets	$260,635	$295,598

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2010	2011

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$5,913	$5,099
Deferred revenues	32,907	28,593
Other payables and accrued expenses	14,316	15,139

Total current liabilities	53,136	48,831

LONG TERM LIABILITIES:

Deferred revenues	18,610	23,901
Accrued severance pay	3,899	3,545

Total long term liabilities	22,509	27,446

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 0.1 par value -
Authorized: 30,000,000 at December 31, 2010 and 2011; Issued: 22,256,530 and 23,046,257 shares at December 31, 2010 and 2011, respectively; Outstanding: 20,460,573 and 21,250,300 shares at December 31, 2010 and 2011, respectively	506	528
Additional paid-in capital	218,593	233,353
Treasury stock	(18,036)	(18,036)
Accumulated other comprehensive income (loss)	125	(1,663)
Retained earnings (accumulated deficit)	(16,198)	5,139

Total shareholders' equity	184,990	219,321

Total liabilities and shareholders' equity	$260,635	$295,598

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2009	2010	2011

Revenues:
Products	$65,021	$89,358	$103,285
Services	43,883	54,761	63,735

Total revenues	108,904	144,119	167,020

Cost of revenues:
Products	16,609	21,306	24,231
Services	6,666	7,898	9,126

Total cost of revenues	23,275	29,204	33,357

Gross profit	85,629	114,915	133,663

Operating expenses:

Research and development	25,674	31,660	36,064
Sales and marketing	55,130	64,609	69,543
General and administrative	11,930	10,190	9,629

Total operating expenses	92,734	106,459	115,236

Operating income (loss)	(7,105)	8,456	18,427
Financial income, net	1,987	2,057	4,200

Income (loss) before taxes on income	(5,118)	10,513	22,627
Taxes on income	818	879	1,290

Net income (loss)	$(5,936)	$9,634	$21,337

Basic net earnings (loss) per share	$(0.31)	$0.49	$1.02

Diluted net earnings (loss) per share	$(0.31)	$0.44	$0.93

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Total comprehensive income (loss)	Total

Balance as of January 1, 2009	18,918,438	$465	$185,985	$(17,619)	$(873)	$(19,896)		$148,062

Repurchase of shares	(68,787)	(2)	-	(417)	-	-		(419)
Issuance of shares upon exercise of stock options and upon purchase of shares under Espp	66,950	2	1,016	-	-	-		1,018
Stock based compensation	-	-	4,041	-	-	-		4,041
Tax benefit related to exercise of stock options	-	-	899	-	-	-		899
Comprehensive loss:
Unrealized gain on available-for-sale securities, net	-	-	-	-	1,808	-	$1,808	1,808
Net loss	-	-	-	-	-	(5,936)	(5,936)	(5,936)

Total comprehensive loss							$(4,128)

Balance as of December 31, 2009	18,916,601	465	191,941	(18,036)	935	(25,832)		149,473

Issuance of shares upon exercise of stock options	1,543,972	41	21,159	-	-	-		21,200
Stock based compensation	-	-	5,493	-	-	-		5,493
Comprehensive income:
Unrealized loss on available-for-sale securities, net	-	-	-	-	(810)	-	$(810)	(810)
Net income	-	-	-	-	-	9,634	9,634	9,634

Total comprehensive income							$8,824
Balance as of December 31, 2010	20,460,573	506	218,593	(18,036)	125	(16,198)		184,990

Issuance of shares upon exercise of stock options	789,727	22	8,512	-	-	-		8,534
Stock based compensation	-	-	5,458	-	-	-		5,458
Tax benefit related to exercise of stock options	-	-	790	-	-	-		790
Comprehensive income:
Unrealized loss on available-for-sale securities, net	-	-	-	-	(1,788)	-	$(1,788)	(1,788)
Net income	-	-	-	-	-	21,337	21,337	21,337

Total comprehensive income							$19,549
Balance as of December 31, 2011	21,250,300	$528	$233,353	$(18,036)	$(1,663)	$5,139		$219,321

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from operating activities:

Net income (loss)	$(5,936)	$9,634	$21,337
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	9,794	9,052	10,299
Stock based compensation	4,041	5,493	5,458
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	1,765	1,877	3,652
Accrued interest on bank deposits	(130)	(137)	(243)
Accrued severance pay, net	(703)	(591)	(59)
Decrease (increase) in deferred income taxes, net	1	(5)	(1,358)
Decrease (increase) in trade receivables, net	(3,255)	60	3,978
Decrease (increase) in other current assets and prepaid expenses	(888)	(468)	365
Decrease (increase) in inventories	(561)	70	(2,425)
Increase (decrease) in trade payables	1,053	214	(814)
Increase in deferred revenues	8,807	13,358	977
Increase in other payables and accrued expenses	1,338	2,409	1,613
Excess tax benefit from stock-based compensation	(899)	-	(790)

Net cash provided by operating activities	14,427	40,966	41,990

Cash flows from investing activities:

Purchase of property and equipment	(5,837)	(5,650)	(5,734)
Investment in other long-term assets	(36)	(88)	(35)
Investment in bank deposits	(35,000)	(21,174)	(32,089)
Purchase of available-for-sale marketable securities	(405,827)	(75,814)	(68,777)
Proceeds from redemption and maturity of available-for-sale marketable securities	440,575	37,201	57,423
Payment for the acquisition of Intangible assets	-	(1,200)	-
Payment for the acquisition of Alteon	(18,022)	-	-

Net cash used in investing activities	(24,147)	(66,725)	(49,212)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Cash flows from financing activities:

Proceeds from exercise of stock options	1,018	21,200	8,534
Excess tax benefit from stock-based compensation	899	-	790
Repurchase of shares	(419)	-	-

Net cash provided by financing activities	1,498	21,200	9,324

Increase (decrease) in cash and cash equivalents	(8,222)	(4,559)	2,102
Cash and cash equivalents at the beginning of the year	28,065	19,843	15,284

Cash and cash equivalents at the end of the year	$19,843	$15,284	$17,386

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$383	$719	$847

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
Radware Ltd. ("the Company"), an Israeli corporation commenced operations in April 1997. The Company and its subsidiaries ("the Group") are engaged in the development, manufacture and sale of Application Delivery and Application Security solutions that provide end-to-end availability, performance and security of business-critical network applications. The Company's products are marketed worldwide.

b.
The Company has established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, India, Australia and Italy. The Company holds 85% of its Israeli subsidiary. In addition, the Company has established representative offices in China and Taiwan. The Company's subsidiaries are engaged primarily in sales, marketing and support activities.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income (operations) is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2009, 2010 and 2011, the Company did not record any other-than-temporary impairment loss with respect to its marketable securities.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-off totaled $ 1,136, $ 255 and $ 1,205 in 2009, 2010 and 2011, respectively, and has been included in cost of revenues.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computer, peripheral equipment and software	15 - 33 (mainly 33 )
Office furniture and equipment	6 - 20 (mainly 15)
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

i.	Impairment of long lived assets and intangible assets subject to amortization:

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2010 and 2011, no impairment losses have been identified.

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

During 2009, 2010 and 2011, no impairment losses were recorded.

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

In accordance with ASC No. 350 the Company performs an annual impairment test at December 31 each year. Goodwill is tested for impairment by comparing the estimated fair value of the Company as one reporting unit with the carrying amounts of its total net assets. Fair value was determined using market comparables and multiples. The Company operates in one operating segment, and this segment comprises its only reporting unit. During the years ended December 31, 2009, 2010 and 2011, no impairment losses were recorded.

k.	Revenue recognition:

The Company and its subsidiaries generate revenues mainly from selling their products and from post-contract customer support, which are sold primarily through distributors and resellers, all of which are considered end-users.

Revenues from product sales are recognized in accordance with ASC No. 605, "Revenue Recognition" when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, and collectability is reasonably assured.

Revenue derived from post-contract customer support, which represents mainly software updates, help desk support, unit replacement or repair, and security update service is recognized ratably over the contract period, which is typically between one year and five years.

Revenues in arrangements with multiple deliverables entered into until December 31, 2010 are recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of fair value exists for all undelivered elements and all other revenue recognition criteria are satisfied.

Starting January 1, 2011 the Company adopted the guidance of ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. As such, the Company prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011. For the year ended December 31, 2011, the impact of the adoption of this standard was an increase in revenues in an amount of $5,286.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company determines the selling price in multiple-element arrangements as follows:

VSOE for post-contract customer support is determined based on the price charged when such element is sold separately (renewals). The price may vary in the territories and vertical markets in which the Company conducts business. Price is determined by using a consistent percentage of the Company's product price lists, in the same territories and markets.

For the product, the Company determined the selling price by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition. The determination of estimated selling price ("ESP") is made through consultation with and approval of management, taking into consideration the pricing model and go-to-market strategy.

The Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 1,925 and $ 870 as of December 31, 2010 and 2011, respectively.

Deferred revenues include unearned amounts received under post-contract customer support.

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

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2009, 2010 and 2011 were immaterial.

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

The fair value of the Company's stock options granted to employees, consultants and directors for the years ended December 31, 2009, 2010 and 2011 was estimated using the following weighted average assumptions:

Employees stock option plan:

	Year ended December 31,
	2009	2010	2011

Risk free interest rate	1.84%	1.23%	0.99%
Dividend yields	0%	0%	0%
Expected volatility	40%	38%	47%
Weighted average expected term from grant date (in years)	3.98	3.44	3.79

Employees stock purchase plan:

Year ended December 31,
2010

Risk free interest rate	0.29%
Dividend yields	0%
Expected volatility	36%
Weighted average expected term from grant date (in yeas)	0.75

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Income taxes:

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

The majority of the Company's and its subsidiaries' cash and cash equivalents and bank deposits are invested in major banks in Israel and the U.S. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk.

The Company's marketable securities include investments in foreign banks and government debentures and corporate debentures. The Company's investment policy limits the amount the Company may invest in each issuer, thereby reducing credit risk concentration.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. Bad debt expenses for the years ended December 31, 2009, 2010 and 2011 were $ 0, $ 270 and $ 0, respectively. Total write offs during 2009, 2010 and 2011 amounted to $ 0, $ 0 and $ 200, respectively.

s.	Severance pay:

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

Severance pay expenses for the years ended December 31, 2009, 2010 and 2011 amounted to approximately $ 941, $ 1,866 and $ 2,244, respectively.

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

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

u.	Comprehensive income:

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

v.	Treasury stock:

The Company repurchases its Ordinary shares on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. The voting rights attached to treasury stock are revoked.

w.	Basic and diluted net income (loss) per share:

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

The total number of shares related to outstanding options excluded from the calculation of diluted income (loss)  per share as they would have been anti dilutive was 4,700,050, 482,350 and 1,131,800 for the years ended December 31, 2009, 2010 and 2011, respectively.

x.	Recently issued accounting standards:

In June 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-05 presentation of comprehensive income topic 220, which amended existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. The guidance requires retrospective application, and it is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial statements. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In September 2011, the FASB issued ASU 2011- in regards to annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

NOTE 3:-	BUSINESS COMBINATION

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	BUSINESS COMBINATION (Cont.)

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	BUSINESS COMBINATION (Cont.)

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

The following unaudited condensed combined pro forma information for the year ended December 31, 2009, gives effect to the acquisition of Alteon Business as if the acquisition had occurred on January 1, 2009. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net loss includes additional amortization of intangible assets related to the acquisition of $ 928 in 2009.

Year ended December 31, 2009
Unaudited
Total consolidated

Revenues	$115,951

Net loss	$(3,187)

Basic and diluted net loss per share	$(0.17)

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2010				2011
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	Value

Foreign banks and government debentures	$17,444	$-	$105	$17,549	$6,162	$(46)	$7	$6,123
Corporate debentures	6,628	-	23	6,651	4,212	(4)	3	4,211

Total available-for-sale marketable securities	$24,072	$-	$128	$24,200	$10,374	$(50)	$10	$10,334

Marketable securities with contractual maturities from one to three years are as follows:

	December 31,
	2010				2011
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	Losses	gains	Value

Foreign banks and government debentures	$32,985	$(81)	$333	$33,237	$34,989	$(645)	$33	$34,377
Corporate debentures	17,272	(6)	175	17,441	16,720	(28)	204	16,896

Total available-for-sale marketable securities	$50,257	$(87)	$508	$50,678	$51,709	$(673)	$237	$51,273

Marketable securities with contractual maturities of more than three years are as follows:

	December 31,
	2010				2011
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	Losses	gains	Value

U.S. Government debentures	$2,510	$(31)	$-	$2,479	$-	$-	$-	$-
Foreign banks and government debentures	19,276	(275)	15	19,016	33,623	(1,426)	85	32,282
Corporate debentures	10,824	(137)	4	10,691	18,935	(129)	283	19,089

Total available-for-sale marketable securities	$32,610	$(443)	$19	$32,186	$52,558	$(1,555)	$368	$51,371

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2011
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	unrealized losses	Fair value	unrealized losses

Foreign banks and government debentures	$49,510	$(1,999)	$6,858	$(116)	$56,368	$(2,115)
Corporate debentures	8,943	(152)	1,594	(10)	10,537	(162)

Total available-for-sale marketable securities	$58,453	$(2,151)	$8,452	$(126)	$66,905	$(2,277)

	December 31, 2010
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	unrealized losses	Fair value	unrealized losses

U.S. Government debentures	$2,479	$(31)	$-	$-	$2,479	$(31)

Foreign banks and government debentures	25,354	(356)	-	-	25,354	(356)
Corporate debentures	10,896	(143)	-	-	10,896	(143)

Total available-for-sale marketable securities	$38,729	$(530)	$-	$-	$38,729	$(530)

As of December 31, 2010 and 2011, interest receivable amounted to $ 1,271 and $ 1,274, respectively, and is included within available for sale marketable securities in the balance sheets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its cash equivalents, bank deposits and available for sale marketable securities at fair value on recurring basis. Cash equivalents and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The Company's financial assets measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2011 and 2010:

	December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$1,247	$-	$-	$1,247

Available-for-sale:

Foreign banks and government debentures	-	72,783	-	72,783
Corporate debentures	-	40,195	-	40,195

Total financial assets	$1,247	$112,978	$-	$114,225

	December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$755	$-	$-	$755

Available-for-sale:
U.S. Government debentures	-	2,479	-	2,479
Foreign banks and government debentures	-	69,802	-	69,802
Corporate debentures	-	34,783	-	34,783

Total financial assets	$755	$107,064	$-	$107,819

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2010	2011

Raw materials and components	$614	$1,502
Work-in-progress	1,798	1,647
Finished products (*)	7,310	8,998

	$9,722	$12,147

(*)
Includes amounts of $ 337 and $ 458, as of December 31, 2011 and 2010, respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met and will be recognized in the future.

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2011

Cost:

Computer, peripheral equipment and software	$36,187	$40,741
Office furniture and equipment	3,471	3,750
Leasehold improvements	2,189	2,282

	41,847	46,773
Accumulated depreciation:

Computer, peripheral equipment and software	26,614	31,842
Office furniture and equipment	2,268	2,515
Leasehold improvements	1,164	1,332

	30,046	35,689

Property and equipment, net	$11,801	$11,084

Depreciation expenses for the years ended December 31, 2009, 2010 and 2011 were $ 6,491, $ 5,069 and $ 6,451 respectively.

During 2010 and 2011, the Company recorded a reduction of $ 62 and $ 808, respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	INTANGIBLE ASSETS, NET

	Weighted
	average
	amortization	December 31,
	period	2010	2011
	(years)
Cost:
Acquired technology	6 - 7	$12,625	$12,625

Customers relationships and brand name	Mainly 6	9,107	9,107

		21,732	21,732
Accumulated amortization:
Acquired technology		4,782	6,945

Customers relationships and brand name		4,939	6,624

		9,721	13,569

Intangible assets, net		$12,011	$8,163

Amortization expenses for the years ended December 31, 2009, 2010 and 2011 were $ 3,303, $ 3,983 and $ 3,848, respectively.

Future estimated amortization expenses for the years ending:

December 31,

2012	$3,034
2013	2,661
2014	1,237
2015 and thereafter	1,231

Total	$8,163

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2010	2011

Employees and payroll accruals	$8,115	$7,748
Accrued expenses	3,426	4,131
Governmental authorities	2,464	2,940
Warranty provision	311	320

	$14,316	$15,139

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates, the latest of which is on April 30, 2014. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2011, are (in the aggregate) and for each succeeding fiscal year below:

2012	$2,301
2013	1,027
2014	295

$3,623

Total rent expenses for the years ended December 31, 2009, 2010 and 2011 were $ 3,514, $ 3,556 and $ 3,922, respectively (see also Note 16b).

b.	Litigation:

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

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

After various proceedings described in previous Company filings, two appeals proceeded. One appeal was dismissed and the second appeal was remanded to the district court for further proceedings. The district court ruled that the appellant lacked standing to appeal. The appellant appealed the district court decision to the Second Circuit. Subsequently, the class plaintiffs and the appellant entered into a settlement agreement pursuant to which the appellant withdrew and dismissed his appeal with prejudice. The settlement is therefore final and the case is concluded.

The Company’s insurance carrier has paid into an escrow account the entire current settlement amount attributed to the Company. Accordingly, there is no impact to the Company’s statements of operations or cash flows because the amounts of the settlement and the insurance recovery fully offset each other.

2.
Domestically, following audit of the Company's 2004 and 2005 corporate tax returns, in December 2010, the Israeli Tax Authority issued orders challenging the Company's positions on several matters. The ITA, therefore, demanded the payment of additional taxes in the aggregate amount of NIS 16 million for 2004 and NIS 15 million for 2005 including interest as of the assessment date.

In addition following audit of the Company's 2006 and 2008 corporate tax returns, in January 2012, the Israeli Tax Authority issued orders challenging the Company's positions on several matters. The ITA, therefore, demanded the payment ofadditional taxes in the aggregate amount of NIS 25 million for 2006 and NIS 8 million for 2008 including interest as of the assessment date.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company has appealed the orders relating to the four years mentioned above with the Tel Aviv District court, and these appeals are pending. There can be no assurance that the court will accept the Company's positions on matters raised and, in such an event, the company may record additional tax expenses if these matters are settled for amounts in excess of the current position.

3.
In November 2011, SNMP Research International, Inc. and SNMP Research, Inc. commenced a lawsuit in the United States Bankruptcy Court for the District of Delaware against Nortel Networks, Inc. (and certain of its affiliates entities), Genband US LLC, GENBAND, Inc., Performance Technologies, Inc., Perftech (PTI) Canada, Avaya, Inc. and Radware, Ltd.  The complaint alleges that the Company has infringed certain of SNMP’s copyrights, misappropriated certain of SNMP’s trade secrets, was unjustly enriched, and converted certain of SNMP’s intellectual property. SNMP has asserted that as part of the Company’s acquisition of the Layer 4-7 Application Delivery business from Nortel Networks in March 2009, the Company received certain intellectual property of SNMP Research that was embedded in the Layer 4-7 business.  The complaint does not specify the amount of damages and requests that such amount be determined at trial.  The Company conducted an analysis, and based on that analysis the Company advised SNMP Research that the Company did not receive any of its intellectual property as part of the acquisition.  The Company is currently awaiting a response from SNMP. If SNMP Research does not dismiss the lawsuit, the Company intends to vigorously defend the litigation which is in a preliminary stage, and we cannot estimate what impact, if any, the litigation may have on the Company’s results of operations, financial condition or cash flows.

4.
From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 11:-	SHAREHOLDERS' EQUITY

The Company's shares are listed for trade on the NASDAQ National Market under the symbol "RDWR".

a.	Rights of shares:

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

In October 2011, the Company's Board of Directors authorized the repurchase of up to an aggregate of $ 20,000 of the Company’s ordinary shares in the open market, subject to normal trading restrictions. The repurchase program expires on October 2012. To date, no shares have been purchased under this program.

c.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

d.	Stock Option Plans:

The Company has two stock option plans, the Company's Key Employee Share Incentive Plan (1997) and the Directors and Consultants Option Plan ("the Stock Option Plans"). Under the Stock Option Plans, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The exercise price per share under the Stock Option Plans was generally not less than the market price of an Ordinary share at the date of grant. The options expire between 5.2 years to 6 years from the grant date. The options vest primarily over four years. Each option is exercisable for one Ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Pursuant to the Stock Option Plans, the Company reserved for issuance 11,097,318 Ordinary shares. This amount includes an increase of 2% of the company’s capital stock on a fully diluted basis, reserved for option grants under the Stock Option Plans, as approved by the Company in October 2011. As of December 31, 2011, an aggregate of 374,490 Ordinary shares of the Company were still available for future grants

On February 1, 2010, the Company's Board of Directors adopted an additional addendum to the share option plan allowing the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2011, 500,000 ordinary shares have been reserved for option grants under this addendum. As of December 31, 2011, an aggregate of 381,653 Ordinary shares of the Company, under this addendum, were still available for future grants.

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

During 2011 and 2010, employees purchased 68,329 and 59,451, respectively, of Ordinary shares at average prices of $ 14.75 and $ 14.18, respectively.

As of December 31, 2011, 872,220 Ordinary shares were available for future issuance under the ESPP.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

In accordance with ASC No. 820, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2011 and 2010, the Company recognized $ 50 and $ 306, respectively, of compensation expense in connection with the ESPP.

A summary of employees, consultants and directors option activity under the Company's Stock Option Plans as of December 31, 2011 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2011	3,989,187	$13.09	3.50	97,409
Granted	1,008,800	$30.99	N/A	N/A
Exercised	(721,398)	$10.43	N/A	17,398
Expired	(4,500)	$12.50	N/A	N/A
Forfeited	(197,436)	$20.96	N/A	N/A

Outstanding at December 31, 2011	4,074,653	$17.60	3.20	51,707

Exercisable at December 31, 2011	1,414,384	$12.31	2.52	24,006

Vested and expected to vest at December 31, 2011	3,777,422	$16.92	3.12	50,076

	December 31, 2010
	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year	4,700,050	11.76

Changes during the year:
Granted	1,123,898	20.17
Exercised	(1,484,521)	13.71
Expired	(75,150)	24.07
Forfeited	(275,090)	12.93

Options outstanding at the end of the year	3,989,187	13.09

Options exercisable at the end of the year	412,602	12.63

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $ 2.72, $ 6.34 and $ 11.33, respectively.

As of December 31, 2011, there was approximately $ 9,116 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.06 years. Total grant-date fair value of vested options for the year ended December 31, 2011 was approximately $ 6,731.

The options outstanding under the Company's Stock Option Plans as of December 31, 2011 have been separated into ranges of exercise price as follows:

Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$6.15-8.99	1,310,266	2.46	$8.02	543,583	$8.31
$10.64-15.61	1,391,237	2.68	$14.47	860,801	$14.59
$23.87-24.67	660,750	4.48	$24.22	-	$-
$32.79-37.33	712,400	4.35	$35.23	10,000	$34.58

	4,074,653			1,414,384

Stock-based compensation was recorded in the following items:

	Year ended December 31,
	2009	2010	2011

Cost of sales	$71	$64	$66
Research and development	$630	$1,247	$1,124
Selling and marketing	$1,164	$2,393	$3,135
General and administrative	$2,176	$1,789	$1,133

Total Expenses	$4,041	$5,493	$5,458

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	EARNING (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2009	2010	2011

Numerator for basic and diluted net earnings (loss) per share:

Net income (loss)	$(5,936)	$9,634	$21,337

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings (loss) per share	18,879,230	19,557,545	20,952,866
Effect of dilutive securities:
Employee stock options	*) -	2,176,093	1,935,198

Denominator for diluted net earnings (loss) per share	18,879,230	21,733,638	22,888,064

Basic net earnings (loss) per share	$(0.31)	$0.49	$1.02

Diluted net earnings (loss) per share	$(0.31)	$0.44	$0.93

*)	Antidilutive.

NOTE 13:-	TAXES ON INCOME

a.	General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2011

Beginning balance	$910	$1,027
Additions for prior year tax positions	117	(7)
Additions for current year tax positions	-	649

Ending balance	$1,027	$1,669

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

The Company's Israeli tax returns have been examined for all years prior to fiscal 2004, and the Company is no longer subject to audit for these periods.

As of December 31, 2011, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2011, 2010 and 2009 an amount of $(7), $ 117 and $ 250, respectively, added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. During the years ended December 31, 2010 and 2009, the entire addition to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2011 and 2010, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 447 and $ 454 respectively, which is included within income tax accrual on the balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within income tax expense

The Company's U.S subsidiary files income tax return in the U.S federal jurisdiction. Tax returns have been examined for all years prior to fiscal 2010, and the Company is no longer subject to audit for these periods.

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the Company's income tax provision and net income in the period in which such determination is made.

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

Taxable income of Israeli companies is subject to tax at the rate of 26% in 2009, 25% in 2010 and 24% in 2011.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate. The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

3.	Net operating losses carryforward:

The Company has estimated total available carryforward operating and capital tax losses of approximately $ 5,000, which can be carried forward and offset against future taxable income in the future for an indefinite period. The Company provided a full valuation allowance in respect of all the deferred tax assets resulting from the carryforward operating tax losses for which future offset is doubtful. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

As of December 31, 2011, the company has retained earnings.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

In the event of distribution of dividends from the above mentioned tax-exempt income, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Approved Enterprise's and Benefiting  Enterprise's income.

In addition, as a result of the amendment, tax-exempt income attributed to Benefiting Enterprise, will subject the Company to taxes upon distribution in any manner including complete liquidation.

The Company's board of directors has determined that it will not distribute any amounts of its undistributed tax-exempt income as dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved Enterprise and Benefiting Enterprise programs as the undistributed tax exempt income is essentially permanent by reinvestment.

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

Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time. As of December 31, 2011, the company remained subject to the current law.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2009	2010	2011

Current taxes	$795	$884	$2,648
Deferred taxes	23	(5)	(1,358)

	$818	$879	$1,290

Domestic	$397	$86	$915
Foreign	421	793	375

	$818	$879	$1,290

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2010	2011

Carryforward tax losses	$8,626	$2,275
Accrued employees costs	1,197	289
Intangible assets	656	230
Research and development	2,252	294
Other	45	-

Deferred tax assets before valuation allowance	12,776	3,088
Valuation allowance	(11,178)	(1,090)

Net deferred tax asset	1,598	1,998

Intangible assets, including goodwill	(1,502)	(481)
Unrealized gains on marketable securities	(28)	(91)

Deferred tax liability	(1,530)	(572)

Net deferred tax assets	$68	$1,426
Domestic:
Current deferred tax asset, net	-	615

Foreign:

Non-current deferred tax asset, net	41	811
Current deferred tax asset, net	27	-

	68	811

	$68	$1,426

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

Current deferred tax asset, net, is included within other current assets and prepaid expenses.

The net change in the valuation allowance was primarily relates to change in the Israeli tax rate in future years.

e.	Foreign:

The subsidiary in the U.S. has partly provided valuation allowance in respect of deferred tax assets resulting from carry forwards of net operating loss. ASC No. 718 prohibits recognition of a deferred income tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. An amount of $ 8,400 of  the net operating loss carry-forwards relate to excess tax deductions from stock options which have not yet been realized. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized.

Through December 31, 2011, the U.S. subsidiary had a U.S. federal loss carry forward of approximately $ 16,400, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2021 and fiscal 2027.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

Another subsidiary has estimated total available carryforward tax losses of approximately $ 370 to offset against future taxable profit. As of December 31, 2011, the Company recorded a deferred tax asset of $ 92 relating to these available net carryforward losses.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

f.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income (loss) of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2009	2010	2011

Income (loss) before taxes, as reported in the consolidated statements of income	$(5,118)	$10,513	$22,627

Statutory tax rate	26%	25%	24%
Theoretical tax benefit on the above amount at the Israeli statutory tax rate	$(1,331)	$2,628	$5,430
Tax adjustment in respect of different tax rate of foreign subsidiary	130	49	365
Non-deductible expenses and other permanent differences	52	38	858
Deferred taxes on losses for which valuation allowance was provided, net	421	(3,292)	(3,512)
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	-	-	(5,401)
Stock compensation relating to stock options per ASC No. 718	1,296	1,373	1,310
Income taxes in respect of prior years	250	86	63
Benefiting enterprise benefits	-	-	2,177
Other	-	(3)	-

Actual tax expense	$818	$879	$1,290

g.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2009	2010	2011

Domestic	$(7,405)	$8,356	$18,062
Foreign	2,287	2,157	4,565

Loss before income taxes	$(5,118)	$10,513	$22,627

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	GEOGRAPHIC INFOROMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2009, 2010 and 2011 and long-lived assets as of December 31, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011
Revenues from sales to customers located at:

The United States	$22,437	$28,497	$33,932
America - other	7,267	11,995	9,763
EMEA *)	36,226	44,231	57,648
China	11,343	14,180	18,497
Asia Pacific - other	31,631	45,216	47,180

	$108,904	$144,119	$167,020

*)	Europe, the Middle East and Africa.

	December 31,
	2010	2011
Long-lived assets, by geographic region:

America (principally the United States)	$1,080	$1,040
Israel	8,150	7,617
EMEA - other	546	777
Asia Pacific	2,025	1,650

	$11,801	$11,084

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2009	2010	2011
Financial income:

Interest on bank deposits	$143	$786	$1,185
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	2,133	2,455	3,191

	2,276	3,241	4,376
Financial expenses:

Interest and other bank charges	(99)	(186)	(163)
Foreign currency translation differences, net	(190)	(998)	(13)

	$1,987	$2,057	$4,200

NOTE 16:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain of the Company's Board of Directors, management and shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2010	2011

Trade receivables	$2,611	$1,865

Trade payables	$1,179	$389

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

b.	The following related party transactions are included in the statements of operations:

	Year ended December 31,
	2009	2010	2011

Revenues (1)	$3,387	$3,203	$6,211

Operating expenses, net - primarily lease, sub-contractors and communications (2)	$2,201	$2,711	$3,094

Purchase of property and equipment	$1,444	$1,841	$1,078

(1)	Distribute the Company's products on a non-exclusive basis.

(2)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.