Form 20-F
period 2012-12-31
RADWARE LTD
filed 2013-03-28
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2012

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2012):

22,185,452 Ordinary Shares, NIS 0.1 par value per share

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

☐Yes  ☒ No

INTRODUCTION

        Unless the context otherwise requires, all references in this annual report to:

•	“we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries;

•	“ordinary shares” are to our Ordinary Shares, par value NIS 0.1 per share;

•	“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	the “SEC” are to the U.S. Securities and Exchange Commission;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market);

•	“dollars”, “$” or "US $" are to U.S. dollars; and

•	“NIS” or “shekels” are to New Israeli Shekels.

We have registered trademarks for, among others, “Radware®”, “APSolute®”, “Web Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “DefensePro®”, “StringMatch Engine®”, “CID®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®”, “SecureFlow®”, “OnDemand Switch®”, “AppWall®”, “Apsolute Insite®”, “APSolute Vision®”, “vAdapter®”, VADI®, “Alteon®” and “ALTEON VA®” , and we have trademark applications pending for, among others, “Virtual Director™”,“vDirect™”, “ADC Fabric™”, “Radware ADC Fabric™”, “FastView™”, “AppShape™”, “TeraVIP™”, “DefensePipe™” and “DefenseFlow™”.  Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

        Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On March 28, 2013, we announced that we will effect a two-for-one forward split of our ordinary shares, and accordingly the par value of our ordinary shares will be changed from NIS 0.1 to NIS 0.05 per share. The stock split is expected to become effective on April 12, 2013. All ordinary share, option and per share amounts as well as stock prices in this annual report are before the split and, consequently, do not take it into account.

        On March 10, 2013, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.69 to $1.00. Unless the context otherwise indicates, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Such forward-looking statements appear in Item 3.D “Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” as well as elsewhere in this annual report. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” and in our other filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents

PART I	7
ITEM 1. Identity of Directors, Senior Management and AdvisErs	7
ITEM 2. Offer Statistics and Expected Timetable	7
ITEM 3. Key Information	8
A. Selected Financial Data	8
B. Capitalization and Indebtedness	9
C. Reasons for the Offer and Use of Proceeds	9
D. Risk Factors	9
ITEM 4. Information on the Company	23
A. History and Development of the Company	23
B. Business Overview	23
C. Organizational Structure	33
D. Property, Plants and Equipment	34
ITEM 4A. UNRESOLVED STAFF COMMENTS	34
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	35
A. Operating Results	35
B. Liquidity and Capital Resources	47
C. Research and Development, Patents and Licenses, etc.	49
D. Trend Information	49
E. Off-Balance Sheet Arrangements	49
F. Tabular Disclosure of Contractual Obligations	49
ITEM 6. Directors, Senior Management and Employees	50
A. Directors and Senior Management	50
B. Compensation	52
C. Board Practices	54
D. Employees	59
E. Share Ownership	60
Item 7. Major Shareholders and Related Party Transactions	63
A. Major Shareholders	63
B. Related Party Transactions	64
C. Interests of Experts and Counsel	66
Item 8. Financial Information	66
A. Consolidated Statements and other Financial Information	66

Legal Proceedings	66
B. Significant Changes	67
Item 9. The Offer and Listing	68
A. Offer and Listing Details	68
B. Plan of Distribution	69
C. Markets	69
D. Selling Shareholders	69
E. Dilution	69
F. Expenses of the Issue	69
Item 10. Additional information	70
A. Share Capital	70
B. Memorandum and Articles of Association	70
C. Material Contracts	74
D. Exchange Controls	74
E. Taxation	75
F. Dividends and Paying Agents	84
G. Statement by Experts	84
H. Documents on Display	84
I. Subsidiary Information	84
Item 11. Quantitative and Qualitative Disclosures about Market Risk	85
Item 12. Description of Securities other than Equity Securities	86
PART II	87
Item 13. Defaults, Dividend Arrearages and Delinquencies	87
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	87
Item 15. Controls and Procedures	87
Item 16A. Audit Committee Financial Expert	88
Iten 16B. Code of Ethics	88
Item 16C. Principal Accountant Fees and Services	89
Item 16D. Exenptions from the Listing Standards for Audit Committees	89
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	89
Item 16F. Change in Registrant's Certifying Accountant	89
Item 16G. Corporate Governance	90
Item 16H. Mine Safety Disclosure	90
PART III	91
ITEM 17. Financial Statements	91
ITEM 18. Financial Statements	91
ITEM 19. Exhibits	92

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.          Selected Financial Data

The following tables present selected information from our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated.  We derived the selected consolidated statement of operations for the years ended December 31, 2010, 2011 and 2012 and the selected balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with U.S. GAAP.  The selected consolidated statement of operations data for the years ended December 31, 2008 and 2009 and the selected balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(US $ in thousands except per share data)
Statement of Operations Data:
Revenues:	$59,678	$65,021	$89,358	$103,285	$119,279
Products	34,903	43,883	54,761	63,735	69,892
Services	94,581	108,904	144,119	167,020	189,171

Cost of revenues:	15,143	16,609	21,306	24,231	26,386
Products	6,431	6,666	7,898	9,126	9,333
Services	21,574	23,275	29,204	33,357	35,719
Gross profit	73,007	85,629	114,915	133,663	153,452
Operating expenses:
Research and development, net	28,357	25,674	31,660	36,064	36,187
Sales and marketing	63,591	55,130	64,609	69,543	76,646
General and administrative	12,066	11,930	10,190	9,629	9,696
Total operating expenses	104,014	92,734	106,459	115,236	122,529
Operating income (loss)	(31,077)	(7,105)	8,456	18,427	30,923
Financial income, net	3,612	1,987	2,057	4,200	4,792
Income (loss) before income taxes	(27,395)	(5,118)	10,513	22,627	35,715
Income taxes	(3,627)	(818)	(879)	(1,290)	(3,958)
Net income (loss)	$(31,022)	$(5,936)	$9,634	$21,337	$31,757

Basic net earnings (loss) per share*	$(1.60)	$(0.31)	$0.49	$1.02	$1.45
Diluted net earnings (loss) per share*	$(1.60)	$(0.31)	$0.44	$0.93	$1.36

* Please see notes 2(x) and 11 to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	19,440	18,879	19,558	20,953	21,855
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	19,440	18,879	21,734	22,888	23,294

	As of December 31,
	2008	2009	2010	2011	2012
	(US $ in thousands)
Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities	$88,796	$59,090	$90,925	$116,493	$88,207
Long-term bank deposits, structured deposit and marketable securities	45,112	67,021	87,864	102,644	186,739
Working capital	82,292	49,573	67,456	89,076	56,615
Total assets	185,464	208,900	260,635	295,191	357,650
Shareholders’ equity	148,062	149,473	184,990	219,321	271,230
Capital Stock	186,450	192,406	219,099	233,927	250,338

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

Although we were profitable in the past three years, we incurred losses from 2006 through 2009.

Our results for 2012 reflect our continued growth, combined with the growth in the information technology, or IT, market in which we operate. In 2012, we increased our profitability as a result of a combination of several factors, including increased revenues and continued expense controls, which enabled us to increase our operating expenses at a slower pace as compared to the increase in our revenues. Our ability to sustain profitability in the future depends in part on the global economy; the rate of growth of, and changes in technology trends in, our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies in a timely manner; the competitive position of our products; the continued acceptance of our products by our customers and in the industries that we serve; and our ability to manage expenses. In the future, we may have to undertake cost reduction initiatives to remain profitable, which could lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flows. We cannot assure you that we will continue to remain profitable.

Our revenues also may not grow or continue at their current level, which could negatively impact our results of operations and cash flows. For example, the growth rate in 2011 compared to 2010 was approximately 16% and the growth rate in 2012 compared to 2011 was approximately 13%.

We may also seek to increase our operating expenses during future periods. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation and the results that our past expenditures produce. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. For example, in February 2013, we completed the acquisition of Strangeloop Networks Inc., or Strangeloop, a Canadian-based provider of Web performance acceleration solutions. This acquisition will result, among others, in additional research and development costs. In addition, during 2012, we continued our investment in developing and enhancing our products, and we may not recognize increased revenues from these products. A failure of any acquisitions or product developments to produce increased revenues could have a material adverse effect on our operations and profitability. In parallel to our investments in our products portfolio, we have invested in marketing plans and product promotion efforts. Our marketing efforts and any related go-to-market strategies may not result in increased revenues.

If our revenues do not increase as anticipated, or if our expenses increase, we may incur losses.

Severe global economic conditions and volatility of the market for our products, including slow-down in expenditures and other trends in our industry, could have a material adverse effect on our results of operations.

Our business is dependent on current and anticipated market demand for our products.  For example, starting in late 2008 and lasting through much of 2009, the overall market’s IT spending decreased due to the global real estate and financial slowdown which led to a recessionary period. More recently, credit and sovereign debt issues have destabilized certain European economies, thereby increasing global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume, and/or companies in our target markets reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

Financial income is an important component of our net income. As of December 31, 2012, our investment portfolio, including cash and cash equivalents, had a carrying value of $274.9 million, compared with $219.1 million as of December 31, 2011. For the years ended December 31, 2012, 2011 and 2010, we had $4.8 million, $4.2 million and $2.1 million, respectively, of financial income.

The outlook for our financial income is dependent, in part, on the future direction of interest rates, exchange rates, the amount of any share repurchases or acquisitions that we make and the amount of cash flows from operations that are available for investment. The performance of the capital markets, affects the values of our funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns. Due to certain market developments, including investments’ rating downgrades, the fair value of these investments may decline. If market conditions continue to fluctuate, the fair value of our investments may be impacted accordingly. Although our investment guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility.

In particular, our investment portfolios include a significant amount of interest rate-sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. Changes in interest rates and credit quality may also result in fluctuations in the income derived from, or the valuation of, our fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. For example, benchmark interest rates, such as the U.S. Federal Funds Rate, are currently at historic lows, which is likely to significantly impact our investment income.  Increases in interest rates will decrease the value of our investments in fixed-income securities. If increases in interest rates occur during periods when we sell investments to satisfy liquidity needs, we may experience investment losses. Conversely, if interest rates decline, reinvested funds will earn less than expected.

In terms of credit risk, our investment portfolio policy is buy and hold, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if the turmoil in the financial markets experienced during 2011 and 2012 reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income, our reported net income would have increased by $3.7 million during the year ended December 31, 2012 and decreased by $1.8 during the year ended December 31, 2011.

Any significant decline in our financial income or the value of our investments as a result of continued low interest rates, deterioration in the credit worthiness of the securities in which we have invested, general market conditions or other factors, could have an adverse effect on our results of operations and financial condition.

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

In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in the sales of our products and services. Because our sales have grown year-over-year since our inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers. For example, we believe that our sales may be reduced during the first quarter of 2013 due to our customers’ annual purchasing budget planning process and the third quarter of 2013 due to a slowdown in business activities during the summer months in Europe. Conversely, our sales during the fourth quarter of 2013 may be increased because some of our customers tend to make greater capital expenditures towards the end of their fiscal years. Based on these anticipated fluctuations in our markets, our sales and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects.

If the markets for Application Delivery and Network Security solutions do not continue to develop, we will not be able to sell enough of our products to maintain profitability.

The Application Delivery and Network Security markets in which we operate are rapidly evolving and we cannot assure you that they will continue to develop and grow. In addition, we cannot assure you that our products and technology will keep pace with the changes to these markets. Market acceptance of Application Delivery and Network Security solutions may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for Application Delivery and Network Security solutions does not continue to grow, or grows in a slower pace than expected, we may not be able to sell enough of our products to maintain and increase our profitability.

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

Most of our competitors have greater financial, personnel and other resources than us, which may limit our ability to effectively compete with them. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc., A10 Networks and Brocade Communications Systems, Inc. (Foundry Networks, Inc). In addition, we face competitors in the Network Security space, with respect to our Attack Mitigation Systems from Arbor Networks, Inc., Hewlett Packard, TippingPoint Technologies, Inc., Intel Corporation (McAfee, Inc.) and Sourcefire, Inc. We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Delivery or Network Security solutions and emerge as significant competitors.

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

We must develop new products and services as well as enhancements and new features to existing products to remain competitive.  If we fail to develop new products and product enhancements on a timely basis, we may lose market share.

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

We are currently developing new products and enhancements to our existing products and services offerings. For example, DefensePipe™, launched in early 2013, is a comprehensive solution to help mitigate volumetric distributed denial-of-service (DDoS) attacks which threaten to saturate a customer's Internet pipe, or the 'outside line' that connects enterprises to the web. Our development of new products and enhancement of our offerings is undertaken in an effort to remain competitive in our market, and our failure to do so could result in a decrease in our revenues. In addition, we must invest in research and development in order to remain competitive in our industry. However, there can be no assurances that continued investment and higher costs of research and development will ultimately result in us maintaining or increasing our market share, which would result in a decline to our operating results.  If our research and development expenses increase without a corresponding increase in our revenues, it could have a material adverse effect on our operating results. We may not be able to successfully complete the development and market introduction of new products or product enhancements. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors.

During 2011 and 2012, we invested in, and plan to continue to invest in 2013 in developing or when appropriate, acquiring, capabilities to advance our product offering and market vision. For example, our acquisition of Strangeloop in February 2013 was designed to enhance our web acceleration offerings to our customers. There is no assurance that we will be successful in marketing and selling our next generation Application Delivery and Network Security solutions, or that we will be able to grow revenues to justify our investments.

Our failure to develop and market new products or product enhancements on a timely basis or our failure to gain market acceptance of our new products could result in our loss of market share and our business and could materially and adversely affect our financial condition and results of operations.

We may pursue mergers or make acquisitions or other investments that could disrupt our business and harm our financial condition.

In March 2009, we completed the purchase of certain assets from Nortel Networks Ltd., Nortel Networks Inc. and other Nortel entities (“Nortel”) in relation to the “Alteon®” product line (the “Alteon Acquisition”).  Most recently, in February 2013, we acquired Strangeloop. As part of our business strategy, we may invest in or acquire other complimentary businesses, technologies or assets or enter into joint ventures or other strategic relationships with third parties. In connection with future acquisitions, we may assume liabilities, incur acquisition related costs, incur amortization expenses or realize write-offs on assets no longer being used or phased out. In addition, the future valuation of these acquisitions may decrease from the market price paid by us which could result in the impairment of our goodwill associated with the relevant assets.  Moreover, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

•	post-merger integration problems resulting from the combination of any acquired operations with our own operations or from the combination of two or more operations into a new merged entity;

•	diversion of management’s attention from our core business;

•	substantial expenditures, which could divert funds from other corporate uses;

•	entering markets in which we have little or no experience;

•	loss of key employees of the acquired operations; and

•	known or unknown contingent liabilities, including, but not limited to, tax and litigation costs.

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

In addition, from time to time we look beyond our core business to help secure our long-term future. To that end, we may, from time to time, make investments in technologies that may not be complimentary to our core business of Application Delivery and Network Security solutions. For example, during 2011 and 2012, we invested a total of approximately $1.2 million in Radyoos Media Ltd. or Radyoos, our Israeli-based subsidiary, which primarily engages in developing a web based e-commerce platform. We cannot be certain that this or other investments will be successful or will contribute towards the achievement of our long-term objectives. Investments outside of our core business could also expose us to new risks related to technologies with which we may have limited experience, if any.

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

We sell our products primarily to independent distributors, including value added resellers (VARs), original equipment manufacturers (OEMs) and system integrators, and are highly dependent upon these distributors’ active marketing and sales efforts. We currently have several dozen active independent distributors and resellers that sell our products to the end-user customer. Our distribution agreements with our distributors generally are non-exclusive, one-year agreements with no obligation on the part of our distributors to renew the agreements.  Our distribution agreements also typically do not prevent our distributors from selling products of our competitors and do not contain minimum sales or marketing performance requirements. As a result, our distributors may give higher priority to products of our competitors or their own products, thereby reducing their efforts to sell our products. In addition, we may not be able to maintain our existing distribution relationships, and we may not be successful in replacing them on a timely basis or at all. We may also need to develop new distribution channels for new products, and we may not succeed in doing so. Any changes in our distribution channels, including a termination or other disruption of our commercial relationship with our distributors, or our inability to establish distribution channels for new products could impair our ability to sell our products and result in a material adverse effect on our business, financial condition and results of operations.

Our products generally have long sales cycles, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. As a result, our pre-sales process is often subject to delays associated with budgetary constraints, lengthy approval processes and procurement processes that typically accompany the design and testing of new equipment. The sales cycles of our products to new customers can last as long as twelve months (and in some cases, for example with carrier customers, even longer) from initial presentation to sale. This long sales cycle results in a delay to our recognition of revenue and results in our need to make significant investments in marketing and sales. Long sales cycles also subject us to risks not usually encountered in a short sales cycle, including our customers’ budgetary constraints and internal acceptance reviews and processes prior to purchase.  In addition, orders expected in one quarter could shift to another because of the timing of our customers’ procurement decisions. Furthermore, customers may defer orders in anticipation of new products or product enhancements introduced by us or by our competitors. These factors complicate our planning processes and reduce the predictability of our earnings.

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

In some cases, we may choose to increase our cost of operations on account of our short term profitability in order to support future expansion and growth. We cannot assure that we will continue to expand our operations successfully. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and we may not be profitable.

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

Our international sales may expose us to additional risks

We currently offer our products in over 40 countries, including the U.S. For the years ended December 31, 2012 and 2011, our sales outside the Americas represented approximately 69% and 74%, respectively, of our total sales. Our international business activity involves varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes of interpretations thereof; partial or total expropriation, export duties and quotas; local tax exposure; political instability, insurrection or war; differences in business practices; and recessionary environments in multiple foreign markets, such as those that occurred in some European countries during 2011 and 2012.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A large portion of our expenses in Israel, principally salaries and related personnel expenses, are paid in shekels, whereas most of our revenues are generated in U.S. dollars. During 2012, we witnessed a weakening of the average exchange rate of the shekel against the U.S. dollar, which decreased the U.S. dollar value of Israeli expenses. If the shekel strengthens against the U.S. dollar, as happened in 2011, the value of our Israeli expenses will increase.

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

We do not presently engage in or plan to engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations. Consequently, we are exposed to risks related to changes in currency exchange rates and fluctuations of exchange rates, any of which could result in a material adverse effect on our business, financial condition and results of operations. Even if we enter into hedging transactions in the future, they may not effectively protect us from currency exchange rate risks. For a further discussion of the impact on currency exchange rates on our business, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

Our products have occasionally contained, and may in the future contain, undetected defects or errors, especially when first introduced or when new versions are released, due to defects or errors that we fail to detect, including in components supplied by third parties. These defects or errors may be found after the commencement of commercial shipments. In addition, our customers integrate our products into their networks with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the product that has caused the problem. Regardless of the source of these defects or errors, we will then need to divert the attention of our engineering personnel from our product development efforts to address the detection and correction of these errors and defects. In the past, we have not incurred significant warranty or repair costs, nor have we been subject to liability claims for damages related to product errors or defects, nor have we experienced any material lags or delays as a result thereof. However, we cannot assure you that we will not incur these costs or liabilities or experience these lags or delays in the future.  Any insurance coverage that we maintain may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors and defects, whether caused by our products or the components supplied by another vendor, may result in significant customer relations problems and injure our reputation, thereby impairing the market acceptance of our products.

We rely on four third-party assembly and manufacturing vendors to provide our finished products. If such vendors are not able to provide us with adequate supplies of the products, we may be delayed in fulfilling orders or we may not be able to deliver sufficient quantities of our products to satisfy demand.

We rely on Nexcom International Co. Ltd. (“Nexcom”), USR Electronic Systems (1987) Ltd. ("USR"), Broadcom Corporation (“Broadcom”) and Emerson Electric Co. (“Emerson”) for the production of our products. For the year ended December 31, 2012, we purchased approximately 77%, 9%, 9% and 5% of our products from Nexcom, USR, Broadcom and Emerson, respectively. If we are unable to continue to acquire products from these manufacturers on acceptable terms, or should any of these manufacturers cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, any of which could result in a material adverse effect on our business, financial condition and results of operations.

A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs.

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

Our success depends, in part, upon the protection of our proprietary software installed in our products, our trade secrets and our trademarks.  We seek to protect our intellectual property rights through a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others.  In the United States and several other countries, we have registered or acquired trademarks.  In addition, we have registered patents in the U.S. and have pending patent applications and provisional patents in connection with several of our products’ features.

The protective steps we have taken may be inadequate to deter infringement upon our intellectual property rights or misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.  Failure to adequately protect our intellectual property rights could devalue our proprietary content, impair our ability to compete effectively and eventually harm our operating results. Furthermore, defending our intellectual property rights, either by way of initiating intellectual property litigation or defending such, could result in the expenditure of significant financial and managerial resources. Moreover, the outcome of such proceedings, if such outcome is negative, could result in devaluation of our proprietary technology and cause an additional significant financial impact which may harm our operating results.

Our products may infringe on the intellectual property rights of others.

Third parties may assert claims that we have violated a patent, trademark, copyright or other proprietary intellectual property right belonging to them. As is characteristic of our industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. For example, see “Item 8. Financial Information – Legal Proceedings – SNMP Intellectual Property Claim.” Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in litigation alleging infringement could require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. An unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business and operating results.

Our non-competition agreements with our employees may not be enforceable in certain jurisdictions.  If any of these employees leave us and join a competitor, our competitor could benefit from the expertise our former employees gained while working for us.

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

Our bank deposits and investments in Israel are not insured, and our bank deposits in the United States are in excess of insured limits.

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

        We operate our business in various countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in the countries in which we operate whether due to tax positions that we have taken in various tax returns we have filed or due to determinations we have made not to file tax returns in certain jurisdictions. In particular, not all of our tax returns are final and may be subject to further audit and assessment by applicable tax authorities. There can be no assurance that the applicable tax authorities will accept our tax positions, and if they do not, we may be required to pay additional taxes, as a result of which, our future results may be adversely affected.

For example, in December 2010, following an audit of our Israeli tax returns for the 2004 and 2005 fiscal years, the Israeli Tax Authority (“ITA”) issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 16.1 million (approximately $4.3 million) for 2004 and NIS 15.5 million (approximately $4.2 million) for 2005, including interest as of the assessment date. In addition, in January 2012, following an audit of our Israeli tax returns for the 2006 and 2008 fiscal years, the ITA issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 25.2 million (approximately $6.8 million) for 2006 and NIS 8.1 million (approximately $2.2 million) for 2008, including interest as of the assessment date. We have appealed the orders relating to the four years mentioned above with the Tel Aviv District court, and these appeals are currently pending. There can be no assurance that the court will accept our positions on matters raised, and in such an event, we may be required to pay all or a portion of the amounts of these orders. Such a payment could result in a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Market for Our Ordinary Shares

Yehuda Zisapel, our chairman of the board, his wife, Nava Zisapel, and Roy Zisapel, our chief executive officer, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

As of March 10, 2013, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned approximately 6.5% of our ordinary shares outstanding, his wife, Nava Zisapel beneficially owned approximately 7.0% of our ordinary shares outstanding and their son, Roy Zisapel, our Chief Executive Officer, President and director, beneficially owned approximately 5.7% of our ordinary shares outstanding (see “Item 6E – Directors, Senior Management and Employees - Share Ownership”).  As a result, if these shareholders acted together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

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

For our 2012 taxable year, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the U.S. Internal Revenue Service (“IRS”) will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2012 and prior taxable years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income and assets and the future price of our ordinary shares, all of which are relevant to the PFIC determination. There can also be no assurance that we will not become a PFIC in future taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report entitled “Item 10 – Additional Information – Taxation — United States Federal Income Tax Considerations.”

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Our share price decreased significantly during 2008, but has since recovered. The highest closing price of our shares during the first quarter of 2013 (through March 10, 2013) was $38.55, compared to the lowest closing price of $4.99 during 2008. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly and further decrease, including:

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

Provisions of our Articles of Association and Israeli law as well as the terms of our equity incentive plan  could delay, prevent or make a change of control of us more difficult or costly, which could depress the price of our ordinary shares.

The provisions in our Articles of Association that provide that our directors, other than our external directors, are elected in three staggered classes by a majority vote of our shareholders may have the effect of delaying or making an unsolicited acquisition of our Company more difficult. Israeli corporate and tax law may also have the effect of delaying, preventing or making an acquisition of us more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, an Israeli court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our Key Employee Share Incentive Plan (1997), as amended, or the Share Incentive Plan, provides that, unless otherwise determined otherwise by our Board of Directors (or a committee thereof), in the event of a “Hostile Takeover”, which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares, the vesting of all or a portion of our outstanding equity awards, including stock options, will accelerate. As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control over us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unwilling to do so because of these provisions. For additional information on this topic, see “Item 6C – Board Practices – Staggered Board,” “Item 6E – Directors Senior Management and Employees – Share Ownership - Key Employee Share Incentive Plan" and “Item 10B – Additional Information – Memorandum and Articles of Association – Mergers and Acquisitions under Israeli Law.”

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a high level of violence between the Palestinians and Israel, which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. In 2011 and 2012, riots and popular uprisings in several countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between Israel and some of these countries.  In addition, this instability may affect the global economy and marketplace. We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations. We could be adversely affected by any major hostilities, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel or a significant increase in the rate of inflation. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries or companies may restrict doing business with Israel and Israeli companies as the result of the aforementioned hostilities. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Some of our directors and officers as well as many of our Israeli employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

Some of our directors, officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army.  They may also be subject to being called to active duty at any time under emergency circumstances. Roy Zisapel, our Chief Executive Officer and President, and Avi Chesla, our Chief Technical Officer, are among our key employees subject to the military reserve duty. Our operations could be disrupted by the absence, for a significant period, of one of more of these officers or other key employees due to military service, and any disruption in our operations could harm our business. The full impact on our workforce or business if some of our officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

The change in the exchange rate between the New Israeli Shekel against the U.S. dollar and/or the U.S. dollar against the Euro and other currencies is volatile, and may negatively impact our costs.

Most of our revenues worldwide are denominated in U.S. dollars or are dollar-linked. The substantial portion of our expenses is incurred in U.S. dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies, mainly in Israel - in NIS, in Europe - in Euros and in Asia-Pacific - in several local currencies. If the NIS increases in value relative to the dollar, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In addition, if the Euro increases in value relative to the dollar and sales in Euros do not exceed expenses incurred in Euros, the dollar cost of our operations in Europe will increase and our operating profit will be adversely affected. If the Euro decreases in value relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit will be negatively affected as a result of a decrease in the dollar value of our sales. If the dollar decreases in value relative to Chinese, Indian, Australian and/or Japanese currencies, the dollar cost of our operations in Asia-Pacific will increase and our operating profit will be negatively affected. For example, during 2012, the average value of the dollar increased in relation to the NIS and the Euro. As a result, during 2012, we had a decrease in the dollar value of our expenses in Israel, which are mostly denominated in NIS, and in the dollar value of our expenses in Europe, which are mostly denominated in Euro. By contrast, due to the fact that a portion of our sales in Europe are also denominated in Euro, we were negatively impacted by the weakening of the Euro value relative to the dollar during 2012. We cannot provide assurances that we will not be materially adversely affected by exchange rate fluctuations in the future. See also "Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations" above in this section.

We have obtained substantial benefits from the Israeli Office of Chief Scientist, which subjects us to ongoing restrictions.  In addition, these benefits may not continue or in the future may be limited or restricted.

We have in the past received, and may in the future apply for, royalty-bearing or non-royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “Chief Scientist”) for research and development programs that meet specified criteria. The terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. In addition, any non-Israeli who becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer (including by way of holding 25% or more of the voting power, equity or the right to nominate directors in such direct holder), or is serving as one of our directors or as our chief executive officer, is required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions and penalties of which are the transferability limits described above.

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

We have in the past benefited, and currently benefit from certain government programs and certain tax benefits in Israel. To remain eligible to obtain such tax benefits, we must continue to meet certain conditions. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we may have to pay certain taxes or refund payments previously received under these programs (with interest and linkage differentials). We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all.  If these programs and tax benefits are ended, our tax expenses and the resulting effective tax rate reflected in our financial statements may increase and as such our business, financial condition and results of operations could be materially and adversely affected.

It may be difficult to enforce a U.S. judgment against us or our officers and directors and to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries, our directors and officers and the Israeli experts, if any, named in this annual report, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

 We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel.  Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws as well as a monetary or compensatory judgment in a non-civil matter, provided that the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

ITEM 4.             INFORMATION ON THE COMPANY

A.	History and Development of the Company

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

As of September 1, 1998, we established Radware, Inc., a wholly-owned subsidiary in the United States, which conducts the sales and marketing of our products in the Americas and is our authorized representative and agent in the United States. The principal offices of Radware Inc. are located at 575 Corporate Dr., Lobby 2, Mahwah, NJ 07430 and its telephone number is 201-512-9771. We also have several wholly-owned subsidiaries world-wide handling local support and promotion activities.

In September 1999, we conducted the initial public offering of our ordinary shares and our ordinary shares commenced trading on the NASDAQ. In January 2000, we completed a secondary public offering.

In December 2005, we acquired the business of V-Secure, which included the acquisition of IP, technology, customers’ relationship and goodwill. In April 2007, we acquired Covelight, a U.S.-based company providing web channel intelligence technology, which added enhanced capabilities to our portfolio. In March 2009, we completed the acquisition of Nortel’s Layer 4-7 application delivery business. In February 2013, we acquired Strangeloop, a Canadian-based provider of Web performance acceleration solutions. See “Item 5A—Operating and Financial Review and Prospects—Operating Results.”  Each of these acquisitions has added enhanced capabilities to our business.

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

This market sector is comprised of a few solution domains, among which we focus on the following two domains:

•	The Application Delivery solution domain consists of the following domains:

o	Server Load Balancing – relative simple deployments of application delivery controllers using basic Layer 4-7 switching functions targeted at SME (small-medium enterprises) market;
o	Advanced Application Delivery – advanced deployment of application delivery controllers using a wider range of advanced capabilities targeted at the medium to large enterprise market;
o
Virtual Application Delivery Infrastructure (VADI) - using virtualization of the application delivery controller, together with advanced APIs into data center management systems this solution enable consolidation of ADC appliances, creation of agile ADC Fabric and better integration into virtual and cloud data centers; and

o	Wide Area Network (WAN) link/path load balancing targeted at both SME and larger enterprises

The Application Delivery solution domain is also referred to by select industry analysts as the Application Acceleration market. Our Application Delivery product portfolio consists of advanced application delivery platforms, which offer, in addition to Layer 4-7 switching, benefits in terms of business continuity and resiliency, agility and efficiency by optimizing the delivery of business applications across IP global networks. Among others, our products offer sophisticated features, including Web application firewall, Global Traffic redirection, ADC virtualization, Session Initiation Protocol (SIP) Load Balancing, Application Program Interfaces (APIs), advanced Web Performance Optimization, Application Performance Monitoring and content transformation, all of which are designed to meet complex networking infrastructure and data center demands.

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

Our Application Delivery and Network Security solutions enable customers to manage their network infrastructure, bypass systems failures, enable systems availability even under attacks, scale their application performance and secure their Internet protocol (“IP”) traffic.  In addition, our solutions enable our customers to pay for the exact capacity they need, eliminate the risks of capacity planning and scale and pay as they grow without having to replace the devices.  Our solutions help customers increase business continuity, enhance their business agility, save capital and operating expenditures, improve productivity and extract the greatest value from investments in network infrastructures.

Over the years, our products have won a number of awards for performance, including the following recognition and awards:

•	Radware ADC Fabric™ – Winner Bronze Stevie New Product/Service of the Year - B2B Products (2012)
•	AMS – Winner, Cloud Computing Excellence Award (2012); Winner, Internet Telephony Excellence Award (2012); Winner, TMC Labs Innovation Award (2012)
•	Radware’s Virtualization Solutions – Winner, NGN Leadership Award (2012)

All of our products are Underwriters Laboratories (UL) and ISO 9001:2000 Quality of Management compliant. Some of our products have also achieved significant industry certification, including:

•	the Common Criteria Evaluation & Validation Scheme (CCEVS) EAL4+ through the National Security Agency (NSA) program;
•	FIPS 140-2 through the National Institute of Standards (NIST); and
•	NEBS Level 3 certification.

In addition, we have been recognized in our respective markets by independent, third-party IT analysts such as Forrester Research, Frost & Sullivan, IDC and Yankee Group and as a market leader in the application delivery market by Gartner.

During 2012, our key activities regarding our product offering consisted of the following:

•
We continued our investment in our Virtual Application Delivery Infrastructure (VADI®) offering by enhancing the ADC platform offering so that it can be virtualized, extending integration into more virtualization environments and advancing the integration into data center management systems. These activities caused VADI to evolve into an extensive ADC fabric that is an optimal fit into virtual and cloud based data centers.

•
We significantly enhanced our Alteon 10000 chassis base solution conforming to the ATCA Telecom standards, delivering OnDemand Hardware scalability for high-end enterprises and carriers requiring an ADC solution with up to 80Gbps of throughput with application acceleration capabilities and delivering 256 virtual ADC on a single Alteon 10000 system, delivering the highest density in the ADC industry and the best Return-on-Investment for datacenter consolidation.

•
We continued our investments in the Alteon VA, a SoftADC virtual Appliance, by adding and extending support for Server Virtualization Infrastructure environments, including VMWare Inc. - vSphere, RedHat Inc. – KVM and OpenXen. Alteon VA offering is primarily targeted to cloud providers with high scale ADC requirements in a multi-tenant service environment.

•	We continued our investments in our vDirect solution, by delivering tighter integration of our VADI solution and our Alteon VA with Cloud providers provisioning and management systems.

•	We released a FIPS 140-2 compliant solution for the highly secure and regulated financial and government markets.

•
We continued our investment in our next generation central management system, APSolute Vision, which offers a modern concept and a highly usable user interface, thereby allowing our customers to centrally manage our Appliance base products.

•	We extended our Vision support with our AppShape technology facilitating quick deployment and on-going operations of leading enterprise Applications.

•
We continued our investment in product developments for the carrier sector with the Alteon product and released major enhancements addressing the Mobile Service Edge (MSE) infrastructure servers scalability and availability requirements by supporting various mobile and fixed infrastructure applications and service needs. We also invested in our SIPDirector® and CID® 3.0 line of products for this market segment.

•
We have introduced DefensePro x420, our next-generation hardware platform in our flagship DefensePro application security suite. With the ability to handle 25 million packets per second of attack traffic, regardless of packet size, as well as up to 40Gbps of legitimate traffic, DefensePro x420 currently offers what we believe to be the world’s highest mitigation capacity and is designed to protect organizations from the industry’s highest volume denial-of-service (DoS) and DDoS attacks.

Products and Services

We sell application delivery and network security products, which we sometimes refer to as our devices, that are delivered on top of a unified hardware switching platforms family (OnDemand Switch series) with various levels of processing power, throughput, port density, and speed depending on the selected model. Our products run different configurations of embedded software to deliver features specific to the intended operation of the appliance. Multiple Radware devices can be managed through our common management tool and dashboard (Apsolute Vision).

Products

Radware’s product offering consists of the following product families:

Application Delivery

•       Alteon® Application Switch Application Delivery Controller delivers a reliable Layer 4-7 switching and operation simplicity. Built around the patented, distributed processing Virtual Matrix scalable architecture, these switches provide uncompromising performance and value.  Alteon Application Switch supports local, global and transparent load-balance and Application Acceleration as well as multi-homing network load-balance and bandwidth management capabilities. Alteon ADC-VX enhances the Alteon Application Switch with the ability to run multiple Virtual ADC instances (vADC) on the same ADC physical OnDemand Switch Hardware appliance, allowing our customers to consolidate multiple Physical ADC on a single Alteon ADC-VX. ADC-VX is designed from the ground up to enable organizations to consolidate their ADC hardware devices without compromising resiliency or performance predictability of their ADC services - resulting in significant savings of hardware costs and operational expenses. Additionally, ADC-VX provides the agility and the simplicity that is required in the dynamic virtualized data center, driving faster deployment of new applications and services.

Alteon VA (a SoftADC virtual Appliance) runs Alteon application delivery software on top of general purpose server hardware. Alteon VA features complete feature parity with our hardware appliances vADCs, which enables full flexibility in application deployment models, expedite application roll out and support the full application lifecycle.

Our Alteon product portfolio includes (1) the Alteon 10000 chassis base solution conforming to the ATCA Telecom standards, delivering OnDemand Hardware scalability for high-end enterprises and carriers requiring an ADC solution with up to 80Gbps of throughput with up to 256 vADCs (2) the Alteon 5224 platform, featuring OnDemand scalability from 1Gbps to 16Gbps with up to 24vADCs, and (3) the Alteon 5412 featuring OnDemand scalability from 8Gbps to 20Gbps with up to 28vADC, (4) Alteon 4408 featuring OnDemand scalability from 1Gbps to 4Gbit and (5) Alteon VA featuring OnDemand scalability from 200Mbit to 1Gbit.

Virtual Application Delivery Infrastructure Architecture

Our Virtual Application Delivery Infrastructure (VADI) architecture, which transforms computing resources, ADC and virtualization services into an integrated, agile and scalable on-demand application delivery infrastructure, is designed to bridge the underlying hardware resources and cater to the various application needs in terms of service level agreements (SLAs) and performance predictability, while delivering agility to the application delivery space. Our VADI transforms standard application delivery infrastructure into a virtual application delivery control plane, enabling easy and simple migration between the different ADC form factors, according to the dynamic performance needs of applications.

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

Attack Mitigation Solutions (AMS)

•       DefensePro® is a real-time network attack prevention device that protects the user’s application infrastructure against network and application downtime, application vulnerability exploitation, malware spread, network anomalies, information theft and other emerging network attacks at up to 40-Gigabit speeds.

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

Our products are compatible with any system that uses the IP and can operate with various network structures, configurations and operating systems. Our products support a wide variety of IP-based applications, including web services, e-mail, voice, Peer to Peer (P2P), Enterprise Resource Planning (ERP), Customer Relationship Management (CRM), network applications such as Domain Name System (DNS), Remote Authentication Dial-In User Service (RADIUS), Dynamic Host Configuration Protocol (DHCP), mobile value added services such as Short Message Service (SMS), Multi Media Message Service (MMS), Wireless Application Protocol (WAP), and many others.

Management Solutions

APSolute Vision is the management and monitoring solution for our family of application delivery and security solutions. It permits the setup, configuration and management of all our products from one central unified console. As the central element for the entire product suite, APSolute Vision provides immediate visibility to health, real-time status, performance and security of enterprise-wide application delivery and network and application security infrastructures. This enables configuration and true performance management, along with advanced monitoring and reporting capabilities, as well as full visibility into the customer’s network security. It lets network administrators proactively monitor network activity and tune network behavior by quickly detecting, isolating and resolving problems before they impact user and business productivity. These capabilities do not rely on any specific middleware, software or custom code.

Our vDirect plug-in is the industry's first ADC management orchestration plug-in, designed specifically for virtual data centers. It provides all the building blocks, and management interfaces required for an Orchestration System to provision, decommission, configure and monitor our VADI vADCs and computing resources within a virtual data center.

This integration allows all of our vADCs to be centrally managed and to take part in virtual data center day-to-day operations and workflow automation, thus unleashing the full agility of complete application services and end-to-end service creation.

Services

Radware’s service offering consists principally of the following services:

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

Emergency Response Team (ERT) Service

Our Emergency Response Team (“ERT”) service is designed to provide 24x7 security services for customers facing a DoS attack or a malware outbreak. Often, these attacks require immediate assistance. The ERT provides instantaneous expert security assistance in order to restore network and service operational status. The ERT is staffed by experts that have vast knowledge and experience with network threats, their detection and mitigation, and in-depth experience of the DefensePro family of products. In addition, the ERT takes learning from each customer engagement and simulates the same scenario internally for further analysis and proactive implementation of defense techniques for other customers that may face a similar security threat.

DefensePipe

DefensePipe, launched in early 2013, is an integrated and comprehensive solution to help mitigate volumetric DDoS attacks which threaten to saturate a customer's Internet pipe, or the 'outside line' that connects enterprises to the web. It provides a solution for end to end attack mitigation on-premise and in the cloud. Available to our customers that currently deploy an on-premise Attack Mitigation System (AMS), it is a scalable solution that automatically engages once the customer's AMS detects that pipe saturation is imminent. The sharing of behavioral base line data between the on-premise AMS and DefensePipe, that includes a real-time signature created by the AMS, enables DefensePipe to start mitigation in the cloud much faster and with greater accuracy. The organization's suspicious Internet traffic is immediately diverted to the DefensePipe cloud based scrubbing center where it is distanced further from the protected network and its scalable resources can mitigate high volume attacks. Once the traffic is "cleaned" it is then sent back to the organization and regular operations continue once the attack has ceased.

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

In 2012, approximately 31% of our sales were in the Americas (principally in the United States), 30% were in EMEA (Europe, Middle East and Africa) and 39% in Asia-Pacific, compared to 26%, 35% and 39%, respectively, in 2011, and 28%, 31% and 41%, respectively, in 2010. The United States accounted for 22%, 20% and 20% of our revenues for the years ended December 31, 2012, 2011 and 2010, respectively. China accounted for 11%, 11% and 10% of our revenues for the years ended December 31, 2012, 2011 and 2010, respectively. Other than the United States and China, which accounted for 22% and 11%, respectively, of our total revenues in 2012, no other single country accounted for more than 10% of our sales for 2012.

In 2012 approximately 63% of our sales derived from product sales and 37% derived from service sales, compared to approximately 62% and 38%, respectively, in 2011 and 2010. For the years ended December 31, 2012, 2011 and 2010, no single customer accounted for more than 10% of our sales. As of December 31, 2012, 2011 and 2010, no single customer represented more than 10% of the trade receivables balance.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see “Item 5A – Operating and Financial Review and Prospects – Operating Results”.

Seasonality

Our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales and by seasonal purchasing patterns of some of our customers. Some of our customers plan their annual purchasing budget at the beginning of each year which causes operating results in our first quarter of the year to be lower than other quarters. In addition, our operating results in the third quarter tend to be lower than other quarters due to the slowdown in business activities during the summer months in Europe. Furthermore, certain customers of ours tend to make greater capital expenditures towards the end of their own fiscal years, thereby increasing our sales for the fourth quarter.

Sales and Marketing

Sales.  We market and sell our products primarily through indirect sales channels that consist of distributors and resellers located in North America, Europe and Asia. In addition, we generate direct sales to select customers mainly in the United States. Our sales channels are supported by our sales managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2012, we employed a total of 163 sales managers and sales staff, of which 57 persons were employed in the Americas with locations in various states. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

Marketing.  Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality Application Delivery and Network Security solutions to help drive demand for our products.  We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our sales force and marketing efforts are principally directed at developing brand awareness, generating demand and providing support to our distributors/resellers to promote sales. We participate in major trade shows, regionally-based events/seminars and offer support to our distributors and resellers who participate in these events. We also invest in online and search engine advertising campaigns, global public relations and regionalized field marketing campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, value added resellers and other companies that have formed strategic alliances with us.

We have entered into co-marketing arrangements with companies in other complementary sectors in order to broaden our customer base by selling joint solutions comprised of such complementary products. As an example, an applications vendor could sell our AppDirector® to its customers in conjunction with its application in order to load-balance and optimize the application performance. We established such co-marketing arrangements with, among others: Comverse; Hewlett Packard Company; IBM, Inc.; Microsoft Corporation; Oracle Corporation; SAP AG.; Juniper Networks, Inc.; VMWare, Inc.; Red Hat Limited; NEC Corporation; and Verint Americas, Inc.  However, there is no assurance that the above co-marketing and strategic alliance agreements would result in a substantial increase in our revenues.

Strategic Alliances and OEM Agreements.  We have entered into strategic alliances and OEM agreements with other software and hardware vendors, as well as mutual channel information sharing arrangements, where products can either be branded with our name or the vendor’s name. We believe that these companies have significant customer relationships and offer products which complement our products. For example, in May 2012, we entered into an agreement with Check Point Software Technologies Ltd., a worldwide leader in Internet security solutions, whereby certain of Check Point's appliances will be based on our Attack Mitigation solutions. We plan to further invest in the development of strategic alliances in order to provide greater access to our target markets and enhance our brand name. We have also entered into OEM agreements with several software vendors, in which we incorporate such vendors’ software into our products to create additional value to our customers.

Customer Support Services

Our technical team, which consisted of 192 employees worldwide as of December 31, 2012, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products.  In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following five optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third party contractors.

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

As of December 31, 2012, our research and development staff consisted of 251 employees and 77 subcontractors. Research and development activities take place mainly at our facilities in Israel; Bangalore, India; and North Carolina. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Security, Application Delivery and Management groups. Within those groups the organization is divided according to our existing products.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to the Chief Operating Officer.

Manufacturing and Suppliers

Our quality assurance testing, packaging and shipping operations as well as part of our final assembly activities are primarily performed at our facility in Jerusalem, Israel.

We rely on third-party manufacturing vendors to provide our finished products. In this respect, Nexcom and Emerson provide us with assembly services in order to deliver the finished goods while we perform the final assembly of the products provided by USR. All components and subassemblies included in our products are supplied to USR, Nexcom and Emerson by several suppliers and subcontractors. Each of USR, Nexcom and Emerson monitors each stage of the components production process, including the selection of components and subassembly suppliers. Thereafter, each of USR, Nexcom and Emerson make the final assembly in their own facility while we perform the final assembly of the products provided by USR in our facilities in Jerusalem. USR is ISO 9002 certified and Nexcom and Emerson are ISO 9001 certified, indicating that each of their manufacturing processes adhere to established quality standards.

USR supplies us with Radware’s legacy products. Nexcom to provides us with our OnDemand Switch platforms.  Emerson is our supplier for the On-Demand Blade Switch Platform and Broadcom supplies us with components for our products.

In 2012, we used Nexcom, USR, Broadcom and Emerson to manufacture our products, purchasing approximately 77%, 9%, 9% and 5% of our products, respectively, from each of those manufacturers. If we are unable to continue to acquire those products from those manufacturers on acceptable terms, or should any of these suppliers cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, although we believe we have levels of inventory that will assist us to transition to alternate suppliers smoothly.

Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology.  We have a policy that requires our employees to execute employment agreements, including confidentiality and non-compete provisions.

We have registered trademarks for, among others, “Radware®”, “APSolute®”, “Web Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “DefensePro®”, “StringMatch Engine®”, “CID®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®”, “SecureFlow®”, “OnDemand Switch®”, “AppWall®”, “Apsolute Insite®”, “APSolute Vision®”, “vAdapter®”, VADI®, “Alteon®” and “ALTEON VA®”, and we have trademark applications pending for, among others, “Virtual Director™”,“vDirect™”, “ADC Fabric™”, “Radware ADC Fabric™”, “FastView™”, “AppShape™”, “TeraVIP™”, “DefensePipe™” and “DefenseFlow™”. We do not currently own any registered copyrights.

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

We have pending patent applications and provisional patents in connection with several methods and features used in our products or that we plan to implement in the future. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged.  In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive.  Our competitors may be able to design around a patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

Our principal competitors are:

•
in the Application Delivery solutions market: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc., A10 Networks, Inc., Brocade Communications Systems, Inc. (Foundry Networks, Inc.) and Riverbed Technology, Inc. (Zeus Technology); and

•
in the Network Security space, with respect to our Attack Mitigation Systems, Arbor Networks, Inc., Hewlett Packard, TippingPoint Technologies, Inc., Intel Corporation (McAfee, Inc.) and Sourcefire, Inc.

We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may also form alliances with or acquire competing providers of Application Delivery or Network Security solutions and emerge as significant competitors.  For example, Brocade became a competitor in the Application Delivery market by acquiring Foundry Networks in 2009, and, in 2011, Riverbed Technology became a competitor in the Application Delivery market by acquiring Zeus Technology.  Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to maintain and increase profitability.  Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth.

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

Government Regulations

Environmental Regulations

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. The “RoHs” and RoHs II Directives require products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances.  Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive) requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products. We are currently in compliance with the RoHs and WEEE regulations.

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

Since 2001, we have not had any liability to pay royalties the Chief Scientist. In addition to grants we received in previous years, which were either fully repaid or non-royalty bearing, we also obtained in 2012,  grants from the Chief Scientist to fund certain other research and development projects as part of our participation in the MAGNET Consortium Program. As of December 31, 2012, we received an amount of $0.3 million through such program and we may receive in the future additional amounts of up to $0.1 million, subject to our compliance with the terms of the MAGNET Consortium Program.  The MAGNET Consortium Program of the Chief Scientist sponsors innovative generic industry-oriented technologies to strengthen the country's technological expertise and enhance competitiveness. These grants do not bear any royalty repayment obligations.

C.	Organizational Structure

We have a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in the United States.  We also have subsidiaries in Australia, France, Germany, the United Kingdom, Italy, Japan, Singapore, Korea, Canada, India, Israel, China and Hong Kong, most of which typically conduct the sales and marketing of our products in their respective locations. We have also established a representative office in Taiwan. Our wholly-owned subsidiaries include:

Name of Subsidiary	Country of Incorporation
Radware Inc.	New Jersey, United States of America
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*.	Israel
Covelight Systems, Inc.	Delaware, United States of America
Strangeloop Networks, Inc	Canada

* We own 91% of this subsidiary.

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

AB-NET Communications Ltd. BYNET Data Communications Ltd. BYNET Electronics Ltd. BYNET SEMECH (outsourcing) Ltd. Bynet Software Systems Ltd. Bynet System Applications Ltd. Chanellot Ltd.	Ceragon Networks Ltd. Internet Binat Ltd. Packetlight Networks Ltd. RAD-Bynet Properties and Services (1981) Ltd. RADCOM Ltd. RAD Data Communications Ltd. Radiflow Ltd.	RADWIN Ltd. SecurityDam Ltd. Silicom Ltd. Radbit Computers, Inc.

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

We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and North Carolina in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $4.2 million in 2012 compared to $3.9 million in 2011.

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 78,000 square feet of leased office space in Tel Aviv, Israel, in three buildings: one, consisting of approximately 36,000 square feet, with a lease expiring in November 2017; the second consisting of 30,000 square feet, with a lease expiring in May 2014; and the third consisting of 12,000 square feet, with a lease expiring in May 2014. These facilities are leased from companies owned by Messrs. Yehuda and Zohar Zisapel. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.”

In addition, we lease approximately 6,300 square feet of space in Jerusalem for development facilities from a company owned by Messrs. Yehuda and Zohar Zisapel. The lease expires in February 2014. We also sublease approximately 9,700 square feet for warehousing in Jerusalem from an unaffiliated company. For more information, see “Item 7 - Major Shareholders and Related Parties Transactions.”

The aggregate annual rent for the premises in Israel for 2012 was approximately $1.9 million compared to $1.6 million in 2011.

Other locations. In the United States, we lease approximately 14,900 square feet of property, consisting of approximately 10,600 square feet of office space and 4,300 square feet of warehouse space, in Mahwah, New Jersey from a company owned by Messrs. Yehuda and Zohar Zisapel.  The lease for such property is set to expire in April 2014. For more information, see – “Item 7 - Major Shareholders and Related Party Transactions.”

We lease approximately 3,800 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in September 2018. In addition, we lease approximately 2,350 square feet of property in San Mateo, California. The lease for such property is set to expire in November 2013.

We lease facilities for the operation of our subsidiaries and representative offices in several locations in Europe and Asia-Pacific, all from unrelated third parties.

The aggregate annual rent for our premises located outside Israel was approximately $2.3 million in 2012 and $2.3 million in 2011.

Outlook. We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

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

2012 Highlights. Our operating results in 2012 improved significantly compared to 2011, resulting in operating income of $30.9 million compared to operating income of $18.4 million in 2011. The improvement is mainly due to an increase in sales, a slight improvement in our gross margins and our continued control of expenses that resulted in a lower rate of increase in our operating expenses compared to the increase in our sales.

Sales in 2012 were $189.2 million compared with sales of $167.0 million in 2011, an increase of 13%. This increase continues the trend of sequential increase in sales year-over-year since our inception and is attributed primarily to the growing demand for our types of products in connection with cloud computing and virtualization trends, growth of mobile data consumption (such as smart-phones, tablet computers and other application based appliances), increased demand for Application Security products (which we believe is associated with the numerous cyber attacks reported in the world media in the past year) and our ability to develop new technologies to address our customers’ enhanced network infrastructure and growing needs in terms of complexity, bandwidth and security. According to Gartner estimates, the Application Delivery Controllers market (applicable to our application delivery solutions) has grown in 2012 by 13.2% compared to 2011, and the Intrusion Prevention sector (applicable to our network security solutions) has grown by 6.5% in 2012 compared to 2011, as indicated by Gartner.

Our operating expenses increased 6% in 2012 to $122.5 million from $115.2 million in 2011, mainly due to a $7.1 million increase in selling and marketing expenses associated with an increase in our salary costs, which was due to higher average headcount and salary raises performed in all regions. During 2012, we continued to gradually increase our headcount, mainly in sales and technical support personnel. Our average headcount in 2012 was 771 employees and subcontractors, compared to an average of 724 employees and subcontractors in 2011, an increase of 6%. Since the average number of employees and subcontractors increased, employee related costs also increased in 2012 compared to 2011.

In addition, the net impact of the changes in the average exchange rates of foreign currencies in 2012, compared to 2011, on our operating expenses amounted to a decrease of approximately $3.4 million. The strengthening of the dollar compared to the NIS and the Euro decreased the dollar value of our operating expenses by approximately $3.6 million in Israel and Europe. In addition, the weakening of the dollar compared to Asian currencies that occurred in part of 2012 increased the dollar value of our operating expenses in some countries in Asia Pacific by approximately $0.2 million. The increase in our operating expenses is also due to an increase in other expenses as described in the following paragraphs.

The improvement in our operating results also resulted in net cash generated from operations in 2012 in an amount of $51.5 million, compared to $42.0 million in 2011.

Acquisition of Strangeloop. In February 2013, we completed the acquisition of Strangeloop, a Canadian-based provider of Web performance acceleration solutions. The total consideration is composed of (1) approximately $8.4 million in cash payable at closing (subject to certain working capital adjustments) and (2) a milestone-based contingent cash payment of up to $6.0 million payable by May 1, 2014. Of the initial payment, $1.5 million was deposited in escrow for two years to secure possible indemnity claims for damages arising out of breaches or inaccuracies of Strangeloop's or Strangeloop shareholders' representations, warranties and covenants, subject to certain limitations. As a result of this transaction, the revenues and expenses of Strangeloop are consolidated with our results of operations starting February 7, 2013.

Outlook. The Application Delivery Controllers market, worldwide market revenue is estimated by Gartner to increase to $1.7 billion during 2013 from $1.6 billion in 2012, representing an increase of 6.4%. In the Intrusion Prevention sector of the network security market, the market according to Gartner is estimated to increase to $1.22 billion in 2013 from $1.18 billion in 2012, representing an increase of 3.7%.

In 2013, we intend to increase our investments in developing new products and enhancing existing products, to support continued growth in our sales and enhancement of market acceptance for our offerings. As a result, we expect our operating expenses to increase as compared to 2012, mainly in research and development and in sales and marketing.

We may also face certain challenges during 2013. Our ability to sustain profitability depends, in part, on the global economy and the growth rates and changes in technology trends in industries in which we operate. In the past year, credit and sovereign debt issues have destabilized certain European economies and thereby increased global macroeconomic uncertainties. As such, our results may be adversely affected if there is a decrease in our revenues due to a further economic slowdown, a decrease in the overall market’s IT spending or a reduction in the capital expenditures by companies in our target markets. In addition, our profitability may be adversely affected by fluctuations in currency exchange rates. If the shekel strengthens against the dollar during 2013, the value of our expenses will increase as compared to our revenues, since a large portion of our expenses are paid shekels, whereas most of our revenues are generated in dollars.

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

Our management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Reserve for product return and stock rotation;

•	Allowance for doubtful accounts;

•	Impairment of marketable securities;

•	Goodwill;

•	Impairment of long-lived assets and intangible assets;

•	Stock-based compensation; and

•	Income taxes.

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

Starting January 1, 2011 we adopted the guidance of ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. As such, we prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011.

We determine the best estimated selling price ("BESP") in multiple-element arrangements as follows:

VSOE for post-contract customer support is determined based on the price charged when such element is sold separately (renewals). The price may vary in the territories and vertical markets in which we conduct business. Price is determined by using a consistent percentage of our product price lists, in the same territories and markets.

For the product, we determine the BESP based on management estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition. The determination of estimated selling price ("ESP") is made through consultation with and approval of management, taking into consideration the pricing model and go-to-market strategy.

We record a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 870 and $ 1,071 as of December 31, 2011 and 2012, respectively.

Deferred revenues include unearned amounts received under post-contract customer support.

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

        During the years ended December 31, 2010, 2011 and 2012, no other-than temporary impairments were recorded related to our marketable securities.

Goodwill. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment at least annually on December 31 or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable in accordance with Accounting Standards Codification (“ASC”) 350 “Intangibles – Goodwill and other.” The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. Only if the carrying amount exceeds its fair value, the second step will be performed. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. As of December 31, 2012, no impairment of goodwill has been identified.

Impairment of long-lived assets and intangible assets. We are required to assess the impairment of tangible and intangible long-lived assets, subject to amortization, under ASC 360 “Accounting for the Impairment or Disposal of Long-Lived Assets”, on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

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

We did not record any impairment losses for the years ended December 31, 2010, 2011 and 2012.

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
 Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2012 and 2011 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 12 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “2012 Results of Operations – Taxes” below.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2010	2011	2012
	(U.S. $ in thousands)
Revenues:	$89,358	$103,285	$119,279
Products	54,761	63,735	69,892
Services	144,119	167,020	189,171

Cost of revenues:	21,306	24,231	26,386
Products	7,898	9,126	9,333
Services	29,204	33,357	35,719

Gross profit	114,915	133,663	153,452
Operating expenses:
Research and development, net	31,660	36,064	36,187
Sales and marketing	64,609	69,543	76,646
General and administrative	10,190	9,629	9,696
Total operating expenses	106,459	115,236	122,529
Operating income	8,456	18,427	30,923
Financial income, net	2,057	4,200	4,792
Income before taxes on income	10,513	22,627	35,715
Taxes on income	(879)	(1,290)	(3,958)
Net income	9,634	21,337	31,757

        The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	2010	2011	2012
Revenues:	62%	62%	63%
Products	38	38	37
Services	100	100	100

Cost of Revenues:	15	15	14
Products	5	5	5
Services	20	20	19

Gross profit	80	80	81
Operating expenses:
Research and development, net	22	21	19
Sales and marketing	45	42	41
General and administrative	7	6	5
Total operating expenses	74	69	65
Operating income	6	11	16
Financial income, net	1	3	3
Income before taxes on income	7	14	19
Taxes on income	(1)	(1)	(2)
Net income	6%	13%	17%

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

 The following table provides a breakdown of our revenues by type of revenues both in dollars and as a percentage of total revenues for the years ended December 31, 2010, 2011 and 2012:

	2010		2011		2012		% Change	% Change
	($U.S. in thousands)		($U.S. in thousands)		($U.S. in thousands)		2012 vs. 2011	2011 vs. 2010
Products	89,358	62%	103,285	62%	119,279	63%	15%	16%
Services	54,761	38%	63,735	38%	69,892	37%	10%	16%
Total	144,119	100%	167,020	100%	189,171	100%	13%	16%

The following table shows a breakdown of our total revenues by geographical distribution both in dollars and as a percentage of total revenues for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010		2011		2012
	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)	(in thousands of U.S. $)	(by percentage)
North, Central and South America (principally the United States)(*)	40,492	28%	43,695	26%	58,197	31%
EMEA (Europe, the Middle East and Africa)	44,231	31%	57,648	35%	57,135	30%
Asia-Pacific(**)	59,396	41%	65,677	39%	73,839	39%
Total	144,119	100%	167,020	100%	189,171	100%

(*) For the years ended December 31, 2012, 2011 and 2010, our revenues from the United States were $41.6 million, $33.9 million and $28.5 million, respectively, representing 22%, 20% and 20% of total revenues for these years, respectively.

(**) For the years ended December 31, 2012, 2011 and 2010, our revenues from China were $19.9 million, $18.5 million and $14.2 million, respectively, representing 11%, 11% and 10% of total revenues for these years, respectively.

The 15% increase in product sales in 2012 compared to 2011, is attributed to all of our major product lines, in large part as a result of global growth in IT market spending during 2012 and the growing demand for our types of products in connection with cloud computing and virtualization trends, growth of mobile data consumption (such as smartphones, tablet computers and other application based appliances), and increased demand for Application Security products (which we believe is associated with the numerous cyber attacks reported in the world media in the past two years). In 2012, revenues from the enterprise market represented approximately 71% and revenues from the carrier market represented approximately 29% of our total revenues, compared to 72% and 28%, respectively, in 2011. Revenues from services increased by a lower rate of 10% year over year, mainly as a result of lower renewal rate of our old install base.

Our revenues in absolute figures increased in the Americas and Asia-Pacific by 33% and 12% year over year, respectively. The EMEA region has experienced a slight decline of less than 1%, mainly due to reduced IT spending in our market which we believe is associated with the economic slowdown in major Western European countries. Revenues from the Americas region have increased at a higher rate than revenues from other regions due to increased demand for our products in the Americas and a higher win rate, in 2012 versus our competition in this region.

Other than the United States and China, which accounted for 22% and 11%, respectively, of our total revenues in 2012, no other single country accounted for more than 10% of our sales for 2012.

The 16% increase in product sales in 2011 compared to 2010, is attributed to all of our major product lines, in large part as a result of the global growth in IT market spending during 2011 and the growing demand for our types of products in connection with cloud computing and virtualization trends, growth of mobile data consumption (such as smart-phones, tablet computers and other application based appliances), and increased demand for Application Security products (which we believe is associated with the numerous cyber attacks reported in the world media in the past year). In 2011, revenues from the enterprise market represented approximately 72% and revenues from the carrier market represented approximately 28% of our total revenues, compared to approximately 75% and 25%, respectively, in 2010. Revenues from services increased in parallel with the increase in product sales (a 16% increase compared to 2010), due primarily to the fact that most of our products are sold with post-contract customer support. Our revenues in absolute figures increased in all regions during 2011 compared to 2010. Revenues from the EMEA region increased by 30% year over year, the Americas by 8% and Asia-Pacific by 11%. Revenues from the EMEA region increased at a higher rate than revenues from the Americas and Asia-Pacific regions due to increased demand for our products in EMEA and a higher win rate versus our competition in this region.

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

        The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures (dollars in thousands) and as a percentage of the relative revenues:
	2010		2011		2012
Cost of Products	$21,306	23.8%	$24,231	23.5%	$26,386	22.1%
Cost of Services	7,898	14.4%	9,126	14.3%	9,333	13.4%
Total	$29,204	20.3%	$33,357	20.0%	$35,719	18.9%

Cost of products sales as a percentage of products sales decreased year-over-year from 23.5% in 2011 to 22.1% in 2012. Cost of products sales in 2012 included amortization of intangible assets in the amount of $1.9 million, compared to an amortization of intangible assets in the amount of $2.2 million in 2011. Our cost of products sales as a percentage of products sales, excluding these items, represented approximately 20.6% of products sales in 2012, compared to 21.4% in 2011.

The decrease in cost of products sales as a percentage of products sales is due to the different mix of products sold during 2012 compared to 2011. During 2012, our virtualized solutions became a more significant part of our products sales. Such sales generally have higher gross margins than our regular hardware products sales. Cost of sales related to services as a percentage of service revenues in 2012 was 13.4% compared to 14.3% in 2011. Since a major portion of these costs are fixed costs (mainly salaries of technical personnel), the increase in sales did not correlate into the same rate of increase in costs.

Cost of products sales as a percentage of products sales decreased slightly year-over-year from 23.8% in 2010 to 23.5% in 2011. Cost of products sales in 2011 included amortization of intangible assets in the amount of $2.2 million, compared to an amortization of intangible assets in the amount of $1.8 million in 2010. Our cost of products sales as a percentage of products sales, excluding these items, represented approximately 21.4% of product sales in 2011, compared to 21.9% in 2010.

The decrease in cost of products as a percentage of products sales is due to the different mix of products sold during 2011 compared to 2010. During 2011, our virtualized solutions became a significant part of our products sales. Such sales generally have higher gross margins than our regular hardware products sales. Cost of sales related to services as a percentage of service revenues in 2011 was 14.3% compared to 14.4% in 2010. Since a major portion of these costs are fixed costs (mainly salaries of technical personnel), the increase in sales did not correlate into the same rate of increase in costs.

        Operating Expenses.

        The following table sets forth a breakdown of our operating expenses (dollars in thousands) for the periods indicated:

	2010	2011	2012	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Research and development, net	$31,660	$36,064	$36,187	0%	14%
Selling and marketing	64,609	69,543	76,646	10%	8%
General and administrative	10,190	9,629	9,696	1%	(6)%
Total	$106,459	$115,236	$122,529	6%	8%

Research and Development Expenses.

Research and development, or R&D, expenses consist primarily of salaries and related personnel expenses, costs of subcontractors and prototype expenses related to the design, development, quality assurance and enhancement of our products, and depreciation of equipment purchased for the development and testing processes. All R&D costs are expensed as incurred.  We believe that continued investment in R&D is critical to attaining our strategic product objectives.

R&D expenses were $36.2 million in 2012, an increase of only $0.1 million compared with research and development expenses of $36.1 million in 2011. This slight increase is a result of the following: (1) an increase of $1.6 million from a higher average number of R&D employees and subcontractors, as well as salary raises performed in June 2012, (2) a $0.3 million increase in overhead mainly associated with the increase in the number of our employees, and (3) an increase in depreciation expenses of approximately $0.3 million related to lab and testing equipment purchased in the last 2 years. Such increase was partially offset by (1) grants in an amount of $0.3 million from the Chief Scientist received during 2012, and (2) a decrease of approximately $1.8 million from the strengthening of the dollar against the NIS during 2012 compared with 2011. Excluding the exchange rates effect, we expect our R&D expenses in 2013 to be higher than in 2012, mainly due to an expected increase in the number of employees in research and development positions.

R&D expenses were $36.1 million in 2011, an increase of $4.4 million, or 14%, compared with research and development expenses of $31.7 million in 2010. This increase was primarily attributable to (1) an increase of $2.8 million from a higher average number of R&D employees, including subcontractors and consultants which assist and promote certain R&D projects, as well as salary raises performed in April 2011, (2) a $0.3 million increase in travel costs and overhead associated with the increase in the number of our employees, (3) an increase of approximately $0.9 million from the weakening of the dollar against the NIS during 2011 compared with 2010, and (4) an increase of $0.5 million from an increase in depreciation, mainly in relation with material purchases of lab equipment in the past two years. Stock-based compensation expenses decreased by $0.1 million. See also “Stock based compensation expenses”, below.

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

Sales and marketing expenses were $76.6 million in 2012, an increase of $7.1 million, or 10%, compared with sales and marketing expenses of $69.5 million in 2011. Intangible assets amortization expenses in 2012 decreased in an amount of $0.5 million from $1.7 million in 2011 to $1.2 million in 2012. Excluding these amortization expenses, sales and marketing expenses increased by $7.6 million, of which (1) $6.5 million was attributable to an increase in the average number of sales, technical support and marketing employees in the United States, EMEA and Asia Pacific regions as well as recruiting expenses and salary raises performed in the beginning of 2012 to some of our employees, (2) $0.7 million relates to higher travel costs and overhead associated with the increase in the number of our employees, (3) $1.1 million relates to the increase of our marketing expenses, mainly related to trade shows, events and seminars, (4) $0.2 million was attributed to an increase in stock-based compensation expenses.  See also “Stock based compensation expenses”, below, and (5) an increase in depreciation expenses of approximately $0.3 million, mainly in relation with purchases of demo equipment during the past two years.  The net impact of the strengthening of the dollar compared to the NIS and Euro and the weakening of the dollar compared to most Asian currencies offset the increase in our selling and marketing expenses by $1.2 million. For a discussion of the impact of foreign currency fluctuations our business, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

Excluding the effect of exchange rates, we expect our sales and marketing expenses in 2013 to be higher than in 2012, mainly due to the increase in the number of our employees engaged in marketing and sales positions and marketing activities to promote our new and improved products.

Sales and marketing expenses were $69.5 million in 2011, an increase of $4.9 million, or 8%, compared with sales and marketing expenses of $64.6 million in 2010. Intangible assets amortization expenses in 2011 decreased in an amount of $0.5 million from $2.2 million in 2010 to $1.7 million in 2011. Excluding these amortization expenses, sales and marketing expenses increased by $5.4 million, of which (1) $2.0 million was attributable to an increase in the average number of sales, technical support and marketing employees in EMEA and the United States, as well as salary raises performed in the beginning of 2011 to some of our employees, (2) $1.4 million was the net impact of the weakening of the dollar compared to the NIS and Euro and Asian currencies, (3) $0.5 million of the increase was attributed to higher travel costs and overheads associated with the increase in the number of our employees, (4) $0.8 million of the increase was attributed to an increase in stock-based compensation expenses due to the increase in our average share price in 2011 compared to 2010, as explained below under “Stock based compensation expenses”, and (5) an increase in depreciation expenses of approximately $0.7 million, mainly in relation with purchases of demo equipment during the past two years.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs and other general corporate expenses.

General and administrative expenses were $9.7 million in 2012, an increase of $0.1 million, compared with general and administrative expenses of $9.6 million in 2011. General and administrative expenses in 2012 included stock-based compensation expenses of $0.9 million, compared to stock-based compensation expenses of $1.1 million in 2011. Excluding stock based compensation expenses, the general and administrative expenses in 2012 totaled $8.8 million, compared to $8.5 million in 2011. Of these expenses, (1) $0.4 million was attributable to an increase in the average number of general and administrative employees and salary raises to our employees, (2) $0.4 million relates to the increase in subcontractors’ costs incurred in relation with the maintenance of our ERP system, and (3) $0.1 million relates to an increase in overhead expenses associated to new employees and subcontractors. These increases were partially offset by the decrease in depreciation of $0.2 million and the impact of the strengthening of the dollar compared to the NIS in the amount of $0.4 million. The decrease in stock based compensation expenses of $0.2 million is explained below under “Stock based compensation expenses”.

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

Stock based compensation expenses.

Our expenses also include recognition of stock-based compensation, which is allocated among cost of sales, research and development expenses, marketing and selling expenses and general and administrative expenses, based on the division in which the recipient of the option grant is employed.  The stock-based compensation is amortized to operating expenses over the requisite service period of the individual options.

Our total amount of stock based compensation expenses in 2012 totaled to $5.4 million, the same as in 2011. Grant date fair values of our equity-based payment awards granted during 2012 increased compared to fair values of awards granted during 2011, due to the increase in our average share price in 2012 compared to 2011 and 2010. However, during 2012 we granted only 0.4 million stock options, compared to 1.0 million in 2011 and 1.1 million in 2010. These two impacts offset each other in 2012.

Grant date fair values of our equity-based payment awards granted during 2011 increased compared to fair values of awards granted during 2010, due to the increase in our average share price in 2011 compared to 2010. Because these values are recognized as an expense based on the accelerated attribution method over the requisite service period of each award, a large portion of these values is being recognized as an expense in the first year since grant date of each award, which resulted in higher stock-based compensation expenses in 2011 compared to 2010.

Financial Income, Net.

Financial income, net consists primarily of interest earned on short-term and long-term bank deposits, amortization of premiums, accretion of discounts, interest and dividends earned on investments in marketable securities, and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Financial income, net was $4.8 million in 2012, compared with $4.2 million in 2011. An increase of $ 1.0 million is attributed mainly to an increase of approximately $52.0 million in our average cash balance (including bank deposits and marketable securities) in 2012 compared to 2011. This increase was offset by a decrease of $0.4 million which is attributed to the impact of changes in exchange rates in 2012, compared to 2011, which affected the foreign currency translation differences included in our financial income.

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

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 24% for the 2011 tax year, 25% for the 2012 tax year and 25% for the 2013 tax year. However, we have established an approved enterprise programs, which are eligible for the tax benefits described below under the heading “Corporate Tax Rate.” These benefits result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income.  The tax rate depends upon the percentage of our income derived at that time from the approved enterprise and privileged program.  The tax benefits depend on our meeting the requirements of the approved enterprise program and there is no assurance that we will be able to obtain such benefits. In addition, our U.S. subsidiary has carry-forward tax losses to offset against future taxable profit. We provided a partial valuation allowance with respect to these carry-forward tax losses due to uncertainty in part of their future utilization. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly. We may incur tax expenses in 2013 which we anticipate to be at a rate of up to 12% of our pre-tax income.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world. In particular:

•
in December 2010, following an audit of our Israeli tax returns for the 2004 and 2005 fiscal years, the Israeli Tax Authority (“ITA”) issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 16.1 million (approximately $4.3 million) for 2004 and NIS 15.5 million (approximately $4.2 million) for 2005, including interest as of the assessment date; and

•
in January 2012, following an audit of our Israeli tax returns for the 2006 and 2008 fiscal years, the ITA issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 25.2 million (approximately $6.8 million) for 2006 and NIS 8.1 million (approximately $2.2 million) for 2008, including interest as of the assessment date.

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

Income taxes were approximately $4.0 million in 2012 (in and outside Israel), compared with $1.3 million in 2011. This increase is attributed mainly to the increase in our pre-tax income in 2012 compared to 2011 and due to ASC No. 740 provisions, as well as due to completion of utilizing net operating losses in Israel.

Income taxes were approximately $1.3 million in 2011 (in and outside Israel), compared with $0.9 million in 2010. This increase is attributed mainly to the increase in our pre-tax income in 2011 compared to 2010.

For additional disclosure and explanations regarding our income taxes, see note 12 to our financial statements. See also "Item 10E – Taxation – Israeli Tax Considerations.”

Impact of Currency Fluctuations

Information required by this section is set forth in “Item 11 – Qualitative and Quantitative Disclosures about Market Risk” and in “Item – 3D – “Risk Factors” –Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations”, each of which are incorporated herein by reference.

Impact of Governmental Policies

For information on the impact of governmental policies on our operations, see “Item 4B – “Government Regulations” and “Item – 3D – “Risk Factors” – “Risks Related to Operations in Israel.”

B.	Liquidity and Capital Resources

Working Capital and Cash Flows

In our opinion, the Company’s working capital is sufficient for the Company’s present requirements. Since our inception, we have financed our operations through a combination of issuing debt and/or equity securities, including two public offerings, research and development and/or marketing grants from the Government of Israel and cash generated by operations. Capital expenditures for the year ended December 31, 2012, were $9.3 million and for each of the years ended December 31, 2011 and 2010, was $5.7 million. These expenditures were mainly comprised of machinery and equipment, computers, lab equipment and testing tools. We expect to engage in additional capital spending to support possible growth in our operations, infrastructure and personnel. In 2013, we anticipate that the majority of our capital expenditures will be primarily for R&D testing and lab equipment.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands(:

	2012	2011	2010
Net cash provided by (used in) operating activities	51,520	41,990	40,966
Net cash used in investing activities	(59,886)	(49,212)	(66,725)
Net cash provided by (used in) financing activities	11,028	9,324	21,200

Net cash provided by operating activities for 2012, 2011 and 2010 was $51.5 million, $42.0 million and $41.0 million, respectively. Our net income in 2012, 2011 and 2010 was $31.8 million, $21.3 million and $9.6 million, respectively. Net cash provided by operating activities in 2012 consisted primarily of net income adjusted for non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible assets, and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities plus an increase in trade payables and other payables and accrued expenses, partially offset by a decrease in trade receivables and an increase in inventories and deferred income taxes. Net cash provided by operating activities in 2011 consisted primarily of net income adjusted for non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible assets, and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities plus decrease in trade receivables and an increase in other payables and accrued expenses, partially offset by an increase in inventories and deferred income taxes. Net cash provided by operating activities in 2010 consisted primarily of net income adjusted from non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible assets, and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities plus increase in deferred revenue and other payables and accrued expenses.

  Net cash used in investing activities was $59.9 million for 2012, compared to net cash used in investing activities of approximately $49.2 million for 2011, and net cash used in investing activities of approximately $66.7 million for 2010.  Cash was used in investing activity in 2012 and in 2011 mainly for purchase of bank deposits, marketable securities and purchase of property and equipment. Cash was used in investing activities identical to 2012. Cash was used in investing activities in 2010 mainly for the purchase of bank deposits, marketable securities and purchase of intangible assets, property and equipment.

Net cash provided by financing activities in 2012 was $11.0 million, compared to net cash provided by financing activities of $9.3 million for 2011 and net cash provided by financing activities of $21.2 million for 2010. The cash provided by financing activities in 2012, 2011 and in 2010 was generated from options exercises by our employees under the Key Employee Share Option Plans and Employee Stock Purchase Plans (see “Item 6E – Directors Senior Management and Employees – Share Ownership - Key Employee Share Incentive Plan and Employee Stock Purchase Plan”) and from adjustment of excess tax benefit from stock based compensation.

As of December 31, 2012, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities, of $274.9 million, compared to $219.1 million as of December 31, 2011 and $178.8  million as of December 31, 2010. As of December 31, 2012, approximately 99% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions. There are no material legal restrictions, taxes or other costs associated with transferring our funds held in U.S. financial institutions to Israeli financial institutions, and we have access to all of our cash as needed for our operations. Although we have various subsidiaries throughout the world, there are no material legal, tax or other cost impediments to our transferring cash to these subsidiaries for operations as and when needed or to such subsidiaries transferring cash to Radware to meet its own cash obligations. Further, Radware generates sufficient cash from its Israeli operations to fund its operating and capital requirements and, therefore, does not need or intend to repatriate any of the earnings of its foreign subsidiaries.

The days-sales-outstanding (DSO) for a given period is calculated by dividing the end-of-period balance of accounts receivable by the average daily sales in the period. The average quarterly DSO (computed over the four quarters of the year) was 32 days for 2012, compared with 33 days in 2011 and 35 days in 2010. When computed annually, the DSO is 36 days in 2012, compared with 27 days in 2011 and 42 days in 2010.

Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our operating expenses.  Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy.  In March 2009, we purchased Nortel’s Layer 4-7 application delivery business for total consideration of $18.0 million, with additional transaction related costs of $2.5 million, and, in February 2013, we purchased Strangeloop for total consideration of $8.4 million in cash and a milestone-based contingent payment of up to $6.0 million, with additional transaction related costs of up to $0.5 million.

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

In addition, we purchase different services and fixed assets from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication services. If we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services.

Market Risk

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a portion of our revenues in Euro and incur a portion of our expenses in NIS and in Euro. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. Additional information about market risk is set forth in “Item 11 – Qualitative and Quantitative Disclosures about Market Risk” and incorporated herein by reference.

C.	Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2012, we had 251 employees and 77 subcontractors engaged primarily in research and development activities, compared to 208 employees and 98 subcontractors at the end of 2011.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2012 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	4,160	2,891	1,035	168	66
Total contractual cash obligations (2)(3)	4,160	2,891	1,035	168	66

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2013 to 2018, although certain of our leases have renewal options. The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2012.

(2) Payments for uncertain income tax positions of $5.7 million under ASC 740 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(r) and 12(a) of our Consolidated Financial Statements.

(3) Severance payments of $3.3 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Of this amount, $0.3 million is unfunded. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(t) of our Consolidated Financial Statements.

ITEM 6.                 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position

Roy Zisapel (1)	42	Chief Executive Officer, President and Director
Meir Moshe	59	Chief Financial Officer
Ilan Kinreich	55	Chief Operating Officer
Avi Chesla	40	Chief Technology Officer
Sharon Trachtman	46	VP, Global Marketing
Yehuda Zisapel (2)	71	Chairman of the Board of Directors
Yair Tauman (1)(3)(4)(5)	64	Chairman of the Compensation Committee and Director
David Rubner (2)(3)(4)(5)	73	Chairman of the Audit Committee and Director
Hagen Hultzsch (4)(5)(6)	72	Director
Yael Langer (6)	48	Director
Avraham Asheri (2)(4)(7)	75	Director

(1)  Term as director expires at the annual meeting of shareholders to be held in 2013.
(2)  Term as director expires at the annual meeting of shareholders to be held in 2015.
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

Yehuda Zisapel, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. See “Item 4C – Organizational Structure.”  Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, a director and President and Chief Executive Officer of the Company.

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

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
2011 - All directors and officers as a group, consisting of 13 persons	$1,945,000	$274,000
2012 - All directors and officers as a group, consisting of 11 persons	$1,729,000	$219,000

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

During 2012, we granted to our directors and officers listed in Item 6A above options to purchase, in the aggregate,   115,000 ordinary shares at a weighted average exercise price per share of $32.65. The options expire sixty-two months after grant.

Chief Executive Officer Compensation

On December 31, 2007, our shareholders approved the increase of our Chief Executive Officer’s compensation, entitling him to a base salary in NIS equivalent to $250,000 per annum. Pursuant to our shareholders’ approval on October 5, 2010, effective as of 2010, our Chief Executive Officer is entitled to an annual bonus structure which is comprised of two components, where (i) reaching 100% achievement of the milestones will entitle our Chief Executive Officer to a bonus of $175,000 and (ii) outperformance (achievements exceeding 100% of the milestones) or other extraordinary targets set by the Compensation Committee (as approved by the Audit Committee and the Board of Directors) will entitle our Chief Executive Officer to an additional bonus of up to $75,000. Based on the 2012 milestones, our Chief Executive Officer was granted a bonus of $130,000 for 2012. Based on the 2011 milestones, our Chief Executive Officer was granted a bonus of $122,500 for 2011.

On November 8, 2012, our shareholders approved the increase of our Chief Executive Officer’s compensation as of January 1, 2013, entitling him to a base salary of $300,000 per annum and an increase of the annual bonus to $300,000, where: (i) reaching 100% achievement of the milestones will entitle our Chief Executive Officer to a bonus of $210,000 and (ii) outperformance (achievements exceeding 100% of the milestones) or other extraordinary targets set by the Compensation Committee (as approved by the Audit Committee and the Board of Directors) will entitle our Chief Executive Officer to an additional bonus of up to $90,000. In addition, our shareholders approved an additional temporary quarterly payment of $25,000, effective as of the January 1, 2012 as compensation for our Chief Executive Officer’s additional duties and tasks in the United States. In this position, Mr. Zisapel manages our entire on-going North Americas activities, including sales, administration and operations. The additional amount will be payable for as long as Mr. Zisapel maintains this additional position.

On December 31, 2007, following the approval of our shareholders, we granted 500,000 stock options to our Chief Executive Officer with an exercise price of $15.22 per share, which expire on December 31, 2014. The vesting of these options was contingent upon the increase in the market price of our ordinary shares compared to the closing share price on NASDAQ immediately prior to the time that the shareholder meeting was convened.  All of these options have fully vested.

On July 19, 2009, following the approval of our shareholders, we granted 400,000 stock options to our Chief Executive Officer to purchase ordinary shares with an exercise price of $8.78 per share. Half (50%) of these options became exercisable two years following the grant, 25% of those options became exercisable three years following the grant and the remainder are exercisable four years following the grant. The options expire 62 months from the grant date, i.e., on September 18, 2014.

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors (other than our external directors) is divided into three classes with each class of directors serving until the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors
Class I	2015	Yehuda Zisapel and Avraham Asheri
Class II	2013	Roy Zisapel
Class III	2014	Hagen Hultzsch and Yael Langer

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

The above classification does not apply to Mr. David Rubner and Prof. Yair Tauman, who were appointed as external directors and whose term of appointment ends in 2015 and 2013, respectively.

For a description of how long our directors and officers have served in their current positions, please see “Item 6A - Directors, Senior Management and Employees – Directors and Senior Management”.

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, are required to appoint at least two external directors.  External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with:

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

The initial term of an external director is three years and may be extended for up to two additional three-year terms. Thereafter, in a company whose shares are listed for trading on, among others, the Nasdaq Global Select Market, such as Radware, he or she may be reelected by our shareholders for additional periods of up to three years each only if the Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term as described above; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

External directors may be removed from office only by the vote of the same percentage of shareholders as is required for their election or by a court but only if they cease to meet the statutory qualifications for appointment or if they violate their duty of loyalty to the Company.

Each committee of the Company’s board of directors is required to include at least one external director, except for the Audit and Compensation Committees which are required to be comprised of all the external directors.

Currently, Mr. David Rubner and Prof. Yair Tauman qualify as external directors under the Companies Law and were elected by the general shareholders meetings held in November 2012 and October 2010, respectively, to serve as our external directors for three-year terms ending in 2015 and 2013, respectively.

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

Compensation Committee

Pursuant to applicable NASDAQ rules, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by either a compensation committee comprised solely of independent directors or a majority of the independent directors. Under new NASDAQ rules effective July 1, 2013, compensation committees are to be granted additional authority and responsibilities with respect to the hiring of compensation advisors and other advisors. Under a recent amendment to the Companies Law, our Board of Directors is required to appoint a compensation committee comprised of at least three directors and which shall include all of the company’s external directors.   The other members of the compensation committee must satisfy certain independence standards under the Companies Law, and the chairman is required to be an external director. Under the Companies Law, the role of the compensation committee includes recommending to the Board of Directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; reviewing, from time to time, modifications to the compensation policy and examining its implementation; approving the actual compensation terms of office holders prior to approval thereof by the Board of Directors; and resolving whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval

Our Compensation Committee was created in 1999 as the Share Incentive Committee and was renamed the Compensation Committee in 2004. Pursuant to its charter, the Compensation Committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue options under our stock option plans. The Compensation Committee reviews and determines, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s Chief Executive Officer and other executive officers.

The Compensation Committee currently consists of Mr. David Rubner and Prof. Yair Tauman, who are also our external directors, and Dr. Hagen Hultzsch, all of whom are independent directors.

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Board and Committee Meetings

Name of Body	No. of Meetings in 2012	Average Attendance Rate
Board of directors	9	97%
Audit committee	6	90%
Compensation committee	4	90%

Each director attended at least 89% of all Board meetings.

Directors’ Service Contracts

Except as described in Item 6B above, we do not, as of the date of filing of this Annual Report, have service or employment contracts with our directors providing for benefits upon termination of employment.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. Ms. Dana Gottesman – Erlich, CPA,CIA, Partner in BDO Ziv Haft, CPAs is our internal auditor.

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

Approval of Office Holder Compensation

A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company, such as Radware, must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than September 2013. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As at December 31,
	2012		2011		2010
Approximate numbers of employees and subcontractors by geographic location
Israel	366		327		304
United States	130		120		116
Other	304	(*)	286	(*)	299	(*)
Total workforce	800		733		719
Approximate numbers of employees and subcontractors by category of activity
Research and development	328	(*)	306	(*)	315	(*)
Sales, technical support, business development and marketing	375		340		323
Management, operations and administration	97		87		81
Total workforce	800		733		719

(*) Include 77, 98 and 108 subcontractors, as of December 31, 2012, 2011 and 2010, respectively.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 10, 2013. The percentage of outstanding ordinary shares is based on 22,414,709 ordinary shares outstanding as of March 10, 2013.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda and Nava Zisapel (1)	2,715,938	12.11%
Roy Zisapel (2)	1,318,225	5.68%
Meir Moshe (3)	*	*
Avraham Asheri (3)	*	*
Hagen Hultzsch (3)	*	*
Yael Langer (3)	*	*
David Rubner (3)	*	*
Yair Tauman (3)	*	*
Ilan Kinreich (3)	*	*
Avi Chesla (3)	*	*
Sharon Trachtman (3)	*	*
All directors and executive officers as a group (11 persons) (4)	4,247,959	18.24%

(1) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel and his wife Nava Zisapel, (i) 1,152,889 are held directly by Yehuda Zisapel and 1,252,621 are held directly by Nava Zisapel; (ii) 3,801 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $8.78 per share, expiring in September, 2014; (iii) 261,233 are held of record by Carm-AD Ltd., an Israeli company wholly-owned in equal shares by Yehuda Zisapel and his wife Nava Zisapel; and (iv) 45,394 are held of record by Radbit Computers Inc. which is indirectly held in equal shares by Yehuda Zisapel and his wife, Nava Zisapel. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(2) Consists of 518,225 shares and 800,000 options to purchase ordinary shares, which are fully vested or which will be fully vested within the next 60 days. The options consist of 300,000 options at an exercise price of $8.78 per share which expire in September, 2014 and 500,000 options at an exercise price of $15.22 per share which expire in December, 2014.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Consists of 3,376,658 shares and 871,301 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 333,801 options at an exercise price of $8.78 which expire in September, 2014, 500,000 options at an exercise price of $15.22 which expire in December, 2014, 20,000 options at an exercise price of $34.58 which expire in December, 2015, 7,500 option at an exercise price of $35.93 which expire in December 2015 and 10,000 options at an exercise price of $24.67 which expire in November 2016.

Key Employee Share Incentive Plan

In August 1997, we adopted our Key Employee Share Incentive Plan (1997), as amended, or the Share Incentive Plan. Under the plan stock options as well as restricted stock units may be granted to employees employed by us or by our affiliates.

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

In addition, the Share Incentive Plan provides that, unless otherwise determined otherwise by our Board of Directors (or a committee thereof), in the event of a “Hostile Takeover”, which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares (other than a purchase by Mr. Yehuda Zisapel),, the vesting of all or a portion of our outstanding equity awards, including stock options, will accelerate. As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer.

Options granted pursuant to the Share Incentive Plan are typically granted for a term of sixty-two months from the date of the grant of the option. As of December 31, 2012, 11,187,318 ordinary shares have been reserved for equity grants under the plan, of which we have granted options to purchase 10,741,601 ordinary shares at a weighted average exercise price of $12.77 per ordinary share. To date, no restricted stock units have been granted.

The Share Incentive Plan allows the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2012, 500,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 118,347 ordinary shares at a weighted average exercise price of $14.18 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

Directors and Consultants Option Plan

In February 2000, we adopted a Directors and Consultants Option Plan, which is administered by our Compensation Committee. Options granted pursuant to our Directors and Consultants Options Plan are for a term of sixty-two months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Share Incentive Plan.  The Directors and Consultants Option Plan relies on the 11,187,318 ordinary shares reserved for option grants shares under the Share Incentive Plan which can be rolled over between such plans. The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares.

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (“ESPP”), which provides for the issuance of a maximum of 1,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year offering periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2012, 127,780 shares have been purchased under the ESPP of which 59,451, 68,329, and 0 shares were purchased during 2010, 2011 and 2012, respectively.

ITEM 7.              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 10, 2013, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares

Cadian Capital Management, LLC (1)	1,815,522	8.10%
Nava Zisapel (2)	1,559,248	6.96%
Rima Management, LLC (3)	1,540,445	6.87%
Yehuda Zisapel (4)	1,463,317	6.53%
Federated Investors, Inc. (5)	1,299,400	5.80%
Roy Zisapel (6)	1,318,225	5.68%

(1)         This information is based on information provided in the Amendment No. 2 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LLC and Mr. Eric Bannasch on February 14, 2013. Based on the Schedule 13G previously filed with the SEC by Cadian and Mr. Bannasch they beneficially owned, as of February 14, 2012 5.09% of our outstanding ordinary shares,as of March 18, 2011, 5.22% of our outstanding ordinary shares.

(2)         Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 1,252,621 are held directly; (ii) 261,233 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Nava Zisapel; and (iii) 45,394 are held of record by Radbit Computers Inc. which is indirectly held 50% by Nava Zisapel.  As noted in note 1 in “Item 6E – Share Ownership,” Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

        Shares are beneficially owned by Rima Senvest Management, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 6 to Statement on Schedule 13G filed with the SEC by Mr. Mashall and Rima on February 14, 2013. Based on previous amendments to the Schedule 13G filed with the SEC by Mr. Mashall and Rima, Rima beneficially owned, as of February 14, 2012, 7.81% of our outstanding ordinary shares, as of March 18, 2011, 7.35% of our outstanding ordinary shares and as of April 10, 2010, 9.77% of our outstanding ordinary shares.

(4)         Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel, (i) 1,152,889 are held directly; (ii) 3,801 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $8.78 per share, expiring in September, 2014; (iii) 261,233 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Yehuda Zisapel; and (iv) 45,394 are held of record by Radbit Computers Inc. which is indirectly held 50% by Yehuda Zisapel.   As of March 25, 2012 Mr. Zisapel owned 13.26%, as of March 18, 2011 Mr. Zisapel owned 14.13% and as of April 10, 2010 Mr. Zisapel owned 16.91% of our outstanding shares.  As noted in note 1 in “Item 6E – Share Ownership, ”Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(5)         Shares are beneficially owned by Federated Investors, Inc. (the “Parent”) the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the “Investment Advisers”), which act as investment advisers to registered investment companies and separate accounts that own our shares of common stock. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated Investors, Inc., the Parent. All of the Parent’s outstanding voting stock is held in the Voting Shares Irrevocable Trust (the “Trust”) for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the “Trustees”). This information is based on information provided in the Amendment No. 5 to Statement on Schedule 13G filed with the SEC by Parent, the Trust and the Trustees on February 12, 2013. Based on previous amendments to the Schedule 13G filed with the SEC by Federated Investors, Inc., it beneficially owned, as of February 9, 2012 6.40% of our outstanding ordinary shares, as of March 18, 2011, 7.48% of our outstanding ordinary shares and as of April 10, 2010, 10.05% of our outstanding ordinary shares.

(6)         Includes: (i) 518,225 ordinary shares held directly; and (ii) 800,000 options to purchase ordinary shares, which are fully vested or which will be fully vested within the next 60 days. The options consist of 300,000 options at an exercise price of $8.78 per share which expire in September, 2014 and 500,000 options at an exercise price of $15.22 per share which expire in December 2014.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 11, 2013, there were 32 holders of record of our ordinary shares, of which 17 record holders, holding approximately 11.66% of our ordinary shares, had registered addresses in Israel, and of which 13 record holders, holding approximately 88.34% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 87.93% of our outstanding ordinary shares as of said date).

B.	Related Party Transactions

General

We have entered into a number of agreements with certain companies, of which Yehuda and Zohar Zisapel are co-founders, directors and/or principal stockholders, collectively known as the RAD-Bynet Group. See Item 4C – Organizational Structure.” Of these agreements, the lease for our headquarters in Tel Aviv is material to our operations. We believe that the terms of the transactions to which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreement, as well as, in some cases, used a third-party consulting firm, and confirmed that it was not different in any material respect than that which could have been obtained from unaffiliated third parties.

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

 The RAD-Bynet Group consists of high-tech manufacturers of hardware and software products and data communication providers, distributors and integrators as well as service providers. The RAD-Bynet Group includes approximately 15 different companies dealing in advanced communication technology, networks, and integration. Companies within the RAD-Bynet Group provide a variety of services to their customers, including: engineering, purchasing and sub-contracting, production and final testing, planning and control, and support for end users. The RAD-Bynet Group also includes a few companies which provide services in order to support the activities of the other RAD-Bynet Group members, such as real estate leasing and administrative services. Each company in the RAD-Bynet Group is independent from the others. The ownership and Board of Directors structure of each RAD-Bynet Group member is different and certain of the RAD-Bynet Group members are publicly traded companies.

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

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by Messrs. Zohar Zisapel and Yehuda Zisapel:

•
One lease (the "Headquarters Lease") is a five-story building in Tel Aviv, Israel, consisting of approximately 36,000 square feet, plus storage and parking space. The lease expires in November 2017. The annual rent amounts to approximately $748,000.

•
The second lease consists of two floors in the Or Tower in Tel Aviv, Israel with approximately 30,000 square feet, plus parking spaces. The lease expires in May 2014. The annual rent for such two floors amounts to approximately $664,000.

•
The third lease consists of one floor in the second wing of Or Tower in Tel Aviv, Israel, with approximately 12,000 square feet, plus parking spaces. The lease expires in May 2014. The annual rent amounts to approximately $200,000.

In addition, we lease approximately 6,300 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. This lease expires in February 2014. The annual rent amounts to approximately $98,400.

We entered into an agreement with RAD Data Communications, Inc., a company controlled by Yehuda and Zohar Zisapel, pursuant to which we lease approximately 14,800 square feet in Mahwah, New Jersey, consisting of approximately 10,600 square feet of office space and 4,300 square feet of warehouse space, in consideration for annual rent of approximately $234,000 (including taxes, electricity and management fees). The lease expires on April 20, 2014. We have exercised an option to extend such lease for an additional period of one year. During the extended period, the annual rent amounts to approximately $234,000.

Distribution Agreement

Bynet Data Communications Ltd., a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet Data Communications Ltd. under which we provide Bynet Data Communications with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet Data Communications (and other companies in the RAD-Bynet Group) amounted to approximately $4.2 million in 2012, compared to $6.2 million in 2011.

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

ITEM 8.             FINANCIAL INFORMATION

A.        Consolidated Statements and other Financial Information

Financial Statements

See “Item 18 - Financial Statements”.

Export Sales

       For the year ended December 31, 2012, the amount of our export sales (i.e., sales outside Israel) was approximately $182 million, which represents 96% of our total sales.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability, other than as set forth below.

SNMP Intellectual Property Claim

In November 2011, SNMP Research International, Inc. and SNMP Research, Inc. commenced a lawsuit in the United States Bankruptcy Court for the District of Delaware against Nortel Networks, Inc. (and certain of its affiliates entities), Genband US LLC, GENBAND, Inc., Performance Technologies, Inc., Perftech (PTI) Canada, Avaya, Inc. and Radware, Ltd.  The complaint alleges that we have infringed certain of SNMP’s copyrights, misappropriated certain of SNMP’s trade secrets, were unjustly enriched, and converted certain of SNMP’s intellectual property.  SNMP has asserted that as part of our acquisition of the Layer 4-7 Application Delivery business from Nortel Networks in March 2009, we received certain intellectual property of SNMP Research that was embedded in the Layer 4-7 business.  The complaint does not specify the amount of damages and requests that such amount be determined at trial.  We were recently served with the complaint in Israel.  We advised SNMP Research that we diligently investigated whether software received from Nortel included SNMP Software, and based on such investigation no SNMP Software was found. Draft settlement agreements are circulating which impose no liability on us. If settlement is not reached and SNMP Research does not dismiss the lawsuit, we intend to vigorously defend the litigation which still is in a preliminary stage, and we cannot estimate what impact, if any, the litigation may have on our results of operations, financial condition or cash flows.

BB&T Indemnification Claim

On October 22, 2012, Branch Banking and Trust Co. (“BB&T) filed a third-party complaint in the Eastern District of Texas against Radware Inc., our wholly owned subsidiary, seeking indemnification for patent infringement claims brought by TQP Development LLC (“TQP”) against BB&T in the same court.  The complaint alleges that BB&T purchased certain products from Nortel Networks Inc. (“Nortel”) and Covelight Systems Inc. and that TQP has alleged that BB&T’s use of these products infringes certain TQP patents.  BB&T further alleges that Radware Inc. is the successor in interest to Nortel and Covelight and that Radware, Inc. has refused to defend and hold BB&T harmless against TQP’s allegations in breach of BB&T’s agreements and warranties with Nortel and Covelight.  On January 14, 2013, Radware, Inc. filed an answer and counterclaim denying that Radware, Inc. has any indemnity obligations to BB&T and seeking declaratory judgment as to each of BB&T’s asserted causes of action.  The Court has yet to schedule a case management conference regarding BB&T’s third party complaint.On March 22, 2013, BB&T agreed to dismiss the complaint voluntarily and enter into a tolling agreement with Radware. Inc. that would prevent either party from refilling the lawsuit until after the underlying TQP patent infringement claims against BB&T are resolved.

Israeli Tax Authority Assessment Proceedings

In December 2010, following an audit of our Israeli tax returns for the 2004 and 2005 fiscal years, the Israeli Tax Authority (“ITA”) issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 16.1 million (approximately $4.3 million) for 2004 and NIS 15.5 million (approximately $4.2 million) for 2005, including interest as of the assessment date.

In addition, in January 2012, following an audit of our Israeli tax returns for the 2006 and 2008 fiscal years, the ITA issued orders challenging our positions on several matters and demanded the payment of additional taxes in the aggregate amount of NIS 25.2 million (approximately $6.8 million) for 2006 and NIS 8.1 million (approximately $2.2 million) for 2008, including interest as of the assessment date.

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

The following table sets forth the high and low sale price for our ordinary shares as reported by the NASDAQ Global Select Market and TASE for the periods indicated:

Annual High and Low	NASDAQ Global Select Market		Tel Aviv Stock Exchange

	High	Low	High	Low

2008	$14.84	$4.99	NIS 59.40	NIS 18.11
2009	$15.12	$5.15	N/A	N/A
2010	$39.77	$14.92	N/A	N/A

2011
First Quarter	$42.73	$34.28	N/A	N/A
Second Quarter	$36.82	$31.40	N/A	N/A
Third Quarter	$36.11	$21.59	N/A	N/A
Fourth Quarter	$31.15	$19.81	N/A	N/A
ANNUAL	$42.73	$19.81	N/A	N/A

2012

First Quarter	$37.44	$28.95	N/A	N/A
Second Quarter	$39.73	$35.18	N/A	N/A
Third Quarter	$38.76	$29.03	N/A	N/A
Fourth Quarter	$35.92	$31.11	N/A	N/A
ANNUAL	$39.73	$28.95	N/A	N/A

Most recent six months
2012
October	$35.92	$31.11	N/A	N/A
November	$33.04	$31.60	N/A	N/A
December	$33.38	$31.91	N/A	N/A

2013
January	$36.52	$33.40	N/A	N/A
February	$37.00	$35.36	N/A	N/A
March (*)	$38.55	$36.08	N/A	N/A

*Through March 24, 2013

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

       We currently hold directors and officers liability insurance for the benefit of our office holders with an aggregate coverage limit of $15 million. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 and 2013 tax years. Following an amendment to the Tax Ordinance, which came into effect on January 1, 2012, the Corporate Tax rate is scheduled to remain at a rate of 25% for future tax years. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

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

The benefit period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income (after the commencement of production), and is limited to twelve years from commencement of production or 14 years from the start of the tax year in which approval is obtained, whichever is earlier (the “Years Limitation”).

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

The current benefits for an approved enterprise program in Jerusalem provide that income derived from the approved enterprise program allocated to the approved enterprise in Jerusalem is tax exempt for ten years commencing with the year in which the approved enterprise first generates taxable income and will be taxed at a reduced company tax rate of up to 25% in the following years.

The current benefits for an approved enterprise program in Tel Aviv provide that income derived from the approved enterprise program and allocated to our Tel Aviv facility will be tax exempt for a period of two years and will be subject to a reduced tax rate, depending on the level of foreign investment, for an additional period of five to eight years.

The 2005 Amendment to the Investments Law

An amendment to the Investments Law, which was published on April 1, 2005 (the “Amendment”), changed certain provisions of the Law. As a result of the Amendment, a company is no longer obliged to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore generally there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, the Company may claim the tax benefits offered by the Investments Law directly in its tax returns by notifying the ITA within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

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

We elected 2009 and 2012 as years of election according to the law prior to the reform mentioned below.

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

A recent amendment to the Investment Law became effective on November 12, 2012 and provides temporary tax relief on the amount of tax which should have been paid on distributable tax exempt earnings, in order to encourage companies to pay the reduced taxes during the following 12 months. Pursuant to the amendment, companies may elect by November 11, 2013 to pay a reduced corporate tax rate with respect to undistributed exempt Approved or Privileged income, accumulated up until December 31, 2011. An election to release a greater amount of the total accumulated exempt earnings will result in a higher relief from the corporate income tax, reflecting a tax rate ranging from 6% to 17.5%.

The reduced corporate tax is payable within 30 days of making the election. Following the payment of the reduced corporate taxes, companies that elect to adopt the amendment will be entitled to distribute dividends from such income, without being required to pay any further corporate taxes with respect to such dividends. The amendment does not require an actual distribution of the retained earnings, nor does it provide any relief from the dividend withholding tax. Companies that have made this election must make certain qualified investments in Israel over the five year period commencing 2013. Companies that have elected to apply the amendment cannot withdraw from the election.

        The Investment Law treats certain payments made by a company from cash resources derived from tax exempt income, as a deemed dividend distribution event, triggering a corporate tax liability, at the regular Approved or Privileged income tax rates. Such payments include but are not limited to, repurchase of shares and payments made to substantial shareholders as defined in the Law. The above amendment to the Law stipulated that investments in subsidiaries including in the form of acquisition of subsidiaries from unrelated party, may be also considered as a deemed dividend distribution event, thus increasing the risk of triggering a deemed dividend distribution event and therefore a potential tax exposure. The ITA interpretation is that this provision applies retroactively to investments and acquisitions made prior to the amendment.

Captured Earnings – 2012 amendment

        As explained above, under the Approved and Privileged Enterprise regimes, a company that pays a dividend out of income derived during the tax exemption period, referred to as Captured Earnings, will be subject to corporate tax in respect of the amount distributed at the rate which would have been applicable had the company not been exempt from tax under the aforementioned regimes.

        On November 12, 2012, an amendment to the Investments Law was published which provided, under certain circumstances, reduced corporate tax rates applicable for Captured Earnings accumulated until December 31, 2011, which are distributed. The reduced corporate tax rates are determined in accordance with the amount of Captured Earnings which is distributed. In addition, the dividend recipient is taxed at the reduced rate of 15% under the aforementioned regimes.

Unless extended, the above amendment, which was published as a temporary provision, will apply to companies that elect to distribute Captured Earnings no later than the lapse of one year from the date of publication of the amendment.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  However, under the Investments Law, dividends generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, are taxed at the rate of 15%.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, are taxed at the rate of 15% under the U.S.-Israel Tax Treaty.

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

Dividends that are received by non-corporate U.S. Holders will generally be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20% for taxable years beginning after December 31, 2012), provided that such dividends meet the requirements of “qualified dividend income.”  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Taxation of the Disposition of Ordinary Shares.  Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year is long-term capital gain, and may be eligible for a reduced rate of taxation for individuals.  Gains recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.  A loss recognized by a U.S. Holder on the sale, exchange or other disposition of our ordinary shares is allocated to U.S. source income.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of our ordinary shares may be subject to limitations.  A U.S. Holder that receives foreign currency upon disposition of our ordinary shares and subsequently converts the foreign currency into U.S. dollars or disposes of such foreign currency, may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Medicare Tax.  With respect to taxable years beginning after December 31, 2012, certain non-corporate U.S. holders will be subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares.  U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

Passive Foreign Investment Company Status.  We will be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either (i) 75 percent or more of our gross income in a taxable year is passive income or (ii) the average percentage (by value, determined on a quarterly basis) of our total assets that are passive assets during the taxable year is at least 50 percent.  If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares.  The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value on the date of death and, instead, would generally have a tax basis in such shares equal to the lower of the decedent’s basis or the fair market value of such shares on the date of the decedent’s death. Further, if we are a PFIC, each U.S. Holder will generally be required to file an annual report with the IRS.

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

As indicated above, we will be a PFIC for any taxable year if the average percentage (by fair market value determined on a quarterly basis) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods besides the market capitalization approach in certain other valuation contexts. For our 2012 taxable year, we believe that we should not be classified as a PFIC. However, there can be no assurance that the IRS will not challenge this treatment and it is possible that the IRS could attempt to treat us as a PFIC for 2012 and possibly prior taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income and assets, and the future price of our ordinary shares which are all relevant to this determination of whether we are classified as a PFIC.  Accordingly, there can be no assurance that we will not become a PFIC in 2013 or in other future taxable years.

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

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a portion of our revenues in Euro and incur a portion of our expenses in NIS and in Euro. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.

In addition, as of December 31, 2012, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities, of $274.9 million. As of that date, approximately 99% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

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

Exposure to Interest Rate Fluctuations

We do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk, with the exception of the following:

Approximately half of our cash throughout the world is invested in fixed-income securities and is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These securities are readily available for sale and are treated as such in our financial statements.

A decline in market interest rates, such as the significant global decline in 2008 and 2009, which continued through 2012, has had an adverse effect on our investment income. This is because, in a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities held earlier than initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. Currently, approximately 2% of our marketable securities portfolio can be redeemed early. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

Our investments consist primarily of government and corporate debentures and bank deposits. As of December 31, 2012, approximately 32% of our portfolio was invested in foreign banks and government debentures, 17% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Exposure to Currency Fluctuations

Approximately 85% of our sales are denominated in dollars or are dollar-linked and we incur most of our expenses in dollars, NIS, and Euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the Euro and the NIS. For example, if there were no changes in the average exchange rates of the dollar relative to the Euro and to the NIS during the year in 2012 compared to the average exchange rates in 2011, our revenues would have been higher in an amount of $1.4 million and our expenses would have been higher in an amount of $4.1 million. Assuming our revenues and expenses in 2013 remain at the same level and with the same currency mix as in 2012, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $2.8 million and an increase in our expenses of $7.9 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and the U.S. dollar relative to the Euro:

Year ended December 31,	U.S. dollar against NIS	U.S. dollar against Euro

2007	(9.0)%	(10.5)%
2008	(1.1)%	5.6%
2009	(0.7)%	(3.3)%
2010	(6.0)%	8.0%
2011	7.7%	3.3%
2012	(2.3)%	(2.0)%
2013 (1)	(1.0)%	0.7%

 (1) January 1, 2013 through March 10, 2013

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

ITEM 15.               CONTROLS AND PROCEDURES

a.      Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2012. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

b.     Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for us. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2012 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2012, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2012.

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

ITEM 16B.             CODE OF ETHICS

We have adopted a Code of Conduct and Ethics which applies to all directors, officers and employees of the Company, including our Chief Executive Officer and President, Chief Financial Officer, Director of Finance and Corporate Controller.  Our Code of Conduct and Ethics has been posted on our Internet website, http://www.radware.com/content/company/investorrelations.

ITEM 16C.              PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on November 8, 2012, our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

Fees for professional services provided by our independent auditors in each of the last two fiscal years in each of the following categories are:

	Year Ended December 31,
	2011		2012
	(US$ in thousands)
Audit Fees	$279	72%	$259	64%
Audit-Related Fees	-	-	-	-
Tax Fees	109	28%	142	36%
All Other Fees	-	-	-	-
Total	388	100%	401	100%

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

ITEM 18.                FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.               EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1	Memorandum of Association ¶ (A)
1.2	Amended and Restated Articles of Association (B)
4.1	Form of Directors and Officers Indemnity Deed (C)
4.2	Lease Agreement for the Company’s Mahwah office (D)
4.3	Distributor Agreement with Bynet Data Communications Ltd. (D)
4.4	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters*
4.6	1997 Key Employee Share Incentive Plan, as amended and restated*
4.7	2010 Addendum (for international grantees) (E)
4.8	Radware Ltd. – 2010 Employee Share Purchase Plan (F)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Independent Registered Public Accounting Firm*

¶ Translated from Hebrew

* Filed herewith.

(A)  Incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 28, 2012.
(B)  Incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 28, 2012.
(C)  Incorporated by reference to Annex B to the Proxy Statement filed as Exhibit 1.2 to Report of Foreign Private Issuer on Form 6-K submitted to the SEC on July 28, 2011.
(D)  Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC on April 5, 2002.
(E) Incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.
(F) Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer

Date: March 28, 2013

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd.  and its subsidiaries ("the Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2013 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2013	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

RADWARE LTD.

We have audited Radware Ltd.'s (the "Company") and its subsidiaries internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income , comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 28, 2013 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 28, 2013	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2012

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$17,386	$20,048
Available-for-sale marketable securities	10,334	14,004
Short-term bank deposits	88,773	54,155
Trade receivables (net of allowance for doubtful accounts and sales reserves in a total amount of $ 1,440 and $ 1,641 in 2011 and 2012, respectively)	12,565	18,408
Other current assets and prepaid expenses	3,218	3,975
Inventories	12,147	12,545

Total current assets	144,423	123,135

LONG-TERM INVESTMENTS:

Available-for-sale marketable securities	102,644	121,114
Long-term bank deposits	-	65,625
Severance pay fund	3,047	2,957

Total long-term investments	105,691	189,696

Property and equipment, net	11,084	13,589
Intangible assets, net	8,163	5,128
Goodwill	24,465	24,465
Other assets	1,365	1,637

Total assets	$295,191	$357,650

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2011	2012

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$5,099	$9,915
Deferred revenues	35,516	36,304
Employees and payroll accruals	7,748	6,559
Other payables and accrued expenses	6,984	13,742

Total current liabilities	55,347	66,520

LONG TERM LIABILITIES:

Deferred revenues	16,978	16,486
Other long term liabilities	3,545	3,414

Total long term liabilities	20,523	19,900

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 0.1 par value - Authorized: 30,000,000 at December 31, 2011 and 2012; Issued: 23,046,257 and 23,981,409 shares at December 31, 2011 and 2012, respectively; Outstanding: 21,250,300 and 22,185,452 shares at December 31, 2011 and 2012, respectively	574	599
Additional paid-in capital	233,353	249,739
Treasury stock (1,795,957 shares of common stock at December 31, 2011 and 2012)	(18,082)	(18,082)
Accumulated other comprehensive income (loss)	(1,663)	2,078
Retained earnings	5,139	36,896

Total shareholders' equity	219,321	271,230

Total liabilities and shareholders' equity	$295,191	$357,650

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2010	2011	2012

Revenues:
Products	$89,358	$103,285	$119,279
Services	54,761	63,735	69,892

Total revenues	144,119	167,020	189,171

Cost of revenues:
Products	21,306	24,231	26,386
Services	7,898	9,126	9,333

Total cost of revenues	29,204	33,357	35,719

Gross profit	114,915	133,663	153,452

Operating expenses:

Research and development, net	31,660	36,064	36,187
Sales and marketing	64,609	69,543	76,646
General and administrative	10,190	9,629	9,696

Total operating expenses	106,459	115,236	122,529

Operating income	8,456	18,427	30,923
Financial income, net	2,057	4,200	4,792

Income before taxes on income	10,513	22,627	35,715
Taxes on income	879	1,290	3,958

Net income	$9,634	$21,337	$31,757

Basic net earnings per share	$0.49	$1.02	$1.45

Diluted net earnings per share	$0.44	$0.93	$1.36

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2010	2011	2012

Net Income	$9,634	$21,337	$31,757

Other comprehensive income before tax:
Unrealized gains (losses) on available-for-sale securities:
Changes in unrealized gains	(810)	(1,788)	4,455
Less: reclassification adjustments for gains included in net income	-	-	(21)

Other comprehensive income (loss) before tax	(810)	(1,788)	4,434
Income tax expense related to components of other comprehensive income	-	-	(693)

Other comprehensive income (loss), net of tax	$(810)	$(1,788)	$3,741

Comprehensive income	$8,824	$19,549	$35,498

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Total

Balance as of January 1, 2010	18,916,601	$511	$191,941	$(18,082)	$935	$(25,832)	$149,473

Issuance of shares upon exercise of stock options	1,543,972	41	21,159	-	-	-	21,200
Stock based compensation	-	-	5,493	-	-	-	5,493
Other comprehensive loss	-	-	-	-	(810)	-	(810)
Net income	-	-	-	-	-	9,634	9,634

Balance as of December 31, 2010	20,460,573	552	218,593	(18,082)	125	(16,198)	184,990

Issuance of shares upon exercise of stock options	789,727	22	8,512	-	-	-	8,534
Stock based compensation	-	-	5,458	-	-	-	5,458
Tax benefit related to exercise of stock options	-	-	790	-	-	-	790
Other comprehensive loss	-	-	-	-	(1,788)	-	(1,788)
Net income	-	-	-	-	-	21,337	21,337

Balance as of December 31, 2011	21,250,300	574	233,353	(18,082)	(1,663)	5,139	219,321

Issuance of shares upon exercise of stock options	935,152	25	10,631	-	-	-	10,656
Stock based compensation	-	-	5,383	-	-	-	5,383
Tax benefit related to exercise of stock options	-	-	372	-	-	-	372
Other comprehensive income, net of tax	-	-	-	-	3,741	-	3,741
Net income	-	-	-	-	-	31,757	31,757

Balance as of December 31, 2012	22,185,452	$599	$249,739	$(18,082)	$2,078	$36,896	$271,230

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Cash flows from operating activities:

Net income	$9,634	$21,337	$31,757
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,052	10,299	9,867
Stock based compensation	5,493	5,458	5,383
Gain from sale of available-for-sale marketable securities	-	-	(21)
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	1,877	3,652	2,198
Accrued interest on bank deposits	(137)	(243)	(354)
Decrease in accrued severance pay, net	(591)	(59)	(165)
Changes in deferred income taxes, net	(5)	(1,358)	(1,584)
Decrease (increase) in trade receivables, net	60	3,978	(5,843)
Decrease (increase) in other current assets and prepaid expenses	(468)	772	(1)
Decrease (increase) in inventories	70	(2,425)	(398)
Increase (decrease) in trade payables	214	(814)	4,816
Increase in deferred revenues	13,358	977	296
Increase in other payables and accrued expenses	2,409	1,206	5,941
Excess tax benefit from stock-based compensation	-	(790)	(372)

Net cash provided by operating activities	40,966	41,990	51,520

Cash flows from investing activities:

Purchase of property and equipment	(5,650)	(5,734)	(9,337)
Investment in other long-term assets	(88)	(35)	(13)
Investment in bank deposits	(21,174)	(32,089)	(30,653)
Purchase of available-for-sale marketable securities	(75,814)	(68,777)	(32,066)
Proceeds from redemption and maturity of available-for-sale marketable securities	37,201	57,423	12,183
Payment for acquisition of Intangible assets	(1,200)	-	-

Net cash used in investing activities	(66,725)	(49,212)	(59,886)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Cash flows from financing activities:

Proceeds from exercise of stock options	21,200	8,534	10,656
Excess tax benefit from stock-based compensation	-	790	372

Net cash provided by financing activities	21,200	9,324	11,028

Increase (decrease) in cash and cash equivalents	(4,559)	2,102	2,662
Cash and cash equivalents at the beginning of the year	19,843	15,284	17,386

Cash and cash equivalents at the end of the year	$15,284	$17,386	$20,048

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$719	$847	$967

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

b.
The Company has established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, India, Australia Italy and China. The Company holds 91.9% of its Israeli subsidiary. In addition, the Company has established representative offices in China and Taiwan. The Company's subsidiaries are engaged primarily in sales, marketing and support activities.

c.
The Company depends on four major suppliers to supply certain components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

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

On an ongoing basis, the Company's management evaluates estimates, including those related to fair values and useful lives of intangible assets, tax assets and liabilities, fair values of stock-based awards, as well as in estimates used in applying the revenue recognition policy related to separation of multiple elements. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income (operations) is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2010, 2011 and 2012, the Company did not record any other-than-temporary impairment loss with respect to its marketable securities.

g.
Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-off totaled $ 255, $ 1,205 and $ 1,147 in 2010, 2011 and 2012, respectively, and has been included in cost of revenues.

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

During 2010, 2011 and 2012, no impairment losses were recorded.

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

In accordance with ASC No. 350 the Company performs an annual impairment test at December 31 each year. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the years ended December 31, 2010, 2011 and 2012, no impairment losses were recorded.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Starting January 1, 2011 the Company adopted the guidance of ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13"). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. As such, the Company prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011. For the year ended December 31, 2011, the impact of the adoption of this standard was an increase in revenues in an amount of $ 5,286.

The Company determines the best estimated selling price (“BESP”) in multiple-element arrangements as follows:

VSOE for post-contract customer support is determined based on the price charged when such element is sold separately (renewals). The price may vary in the territories and vertical markets in which the Company conducts business. Price is determined by using a consistent percentage of the Company's product price lists, in the same territories and markets.

For the product, the Company determines the BESP based on management estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition. The determination of estimated selling price ("ESP") is made through consultation with and approval of management, taking into consideration the pricing model and go-to-market strategy.

The Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 870 and $ 1,071 as of December 31, 2011 and 2012, respectively.

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

n.
Warranty costs:

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2010, 2011 and 2012 were immaterial.

o.	Research and development expenses: Research and development expenses are charged to the statement of income, as incurred.

p.
Grants:

Starting 2012 the Company received non-royalty-bearing grants from the Government of Israel for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $ 264 in 2012.

q.
Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation-Stock Compensation". ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income.

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

The Company selected the Black-Scholes-Merton option pricing model to account for the fair value of its stock-options awards with only service conditions. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical period equivalent to the option's expected term. The expected option term represents the period of time that options granted are expected to be outstanding. Expected term of options granted is based upon historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of the Company's stock options granted to employees, consultants and directors for the years ended December 31, 2010, 2011 and 2012 was estimated using the following weighted average assumptions:

Employees stock option plan:

	Year ended December 31,
	2010	2011	2012

Risk free interest rate	1.23%	0.99%	0.46%
Dividend yields	0%	0%	0%
Expected volatility	38%	47%	47%
Weighted average expected term from grant date (in years)	3.44	3.79	3.67

 Employees stock purchase plan:

Year ended December 31,
2010

Risk free interest rate	0.29%
Dividend yields	0%
Expected volatility	36%
Weighted average expected term from grant date (in yeas)	0.75

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. Bad debt expenses for the years ended December 31, 2010, 2011 and 2012 were $ 270, $ 0 and $ 0, respectively. Total write offs during 2010, 2011 and 2012 amounted to $ 0, $ 200 and $ 7, respectively.

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

Severance pay expenses for the years ended December 31, 2010, 2011 and 2012 amounted to approximately $ 1,866, $ 2,244 and $ 1,945, respectively. Accrued severance pay is included in other long term liabilities in the Balance sheet.

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

v.
Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income.”  This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.  Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders.  The Company determined that its only item of other comprehensive income  relate to available for sale marketable securities adjustment.

In May 2011, the FASB issued guidance that changed the requirement for presenting "Comprehensive Income" in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The Company adopted this new guidance on January 1, 2012 and elected to present the comprehensive income in two separate but consecutive statements.

w.
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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.
Basic and diluted net income per share:

Basic net income per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net income per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with ASC No. 260, "Earnings Per Share".

The total number of shares related to outstanding options excluded from the calculation of diluted income per share as they would have been anti dilutive was 482,350, 1,131,800 and 951,100 for the years ended December 31, 2010, 2011 and 2012, respectively.

y.
Recalssifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. An amount of $6,923 of deferred revenue was reclassified from long term liabilities to short term liabilities. The reclassification had no effect on previously reported net income or shareholders' equity

NOTE 3:-        MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2011				2012
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	Value

Foreign banks and government debentures	$6,162	$(46)	$7	$6,123	$8,312	$(4)	$36	$8,344
Corporate debentures	4,212	(4)	3	4,211	5,590	-	70	5,660

Total available-for-sale marketable securities	$10,374	$(50)	$10	$10,334	$13,902	$(4)	$106	$14,004

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-        MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities from one to three years are as follows:

	December 31,
	2011				2012
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	Losses	gains	Value

Foreign banks and government debentures	$34,989	$(645)	$33	$34,377	$49,673	$(3)	$1,233	$50,903
Corporate debentures	16,720	(28)	204	16,896	19,278	-	402	19,680

Total available-for-sale marketable securities	$51,709	$(673)	$237	$51,273	$68,951	$(3)	$1,635	$70,583

 Marketable securities with contractual maturities of more than three years are as follows:

	December 31,
	2011				2012
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	Losses	gains	Value

Foreign banks and government debentures	33,623	(1,426)	85	32,282	$27,287	(38)	813	28,062
Corporate debentures	18,935	(129)	283	19,089	22,207	(102)	364	22,469

Total available-for-sale marketable securities	$52,558	$(1,555)	$368	$51,371	$49,494	$(140)	$1,177	$50,531

 All investments with unrealized loss as of December 31, 2012 are with continuous unrealized losses for less than 12 months.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-        MARKETABLE SECURITIES (Cont.)

 Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2011 were as follows:

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

As of December 31, 2011 and 2012, interest receivable amounted to $ 1,274 and $ 1,490, respectively, and is included within available for sale marketable securities in the balance sheets.

NOTE 4:-        FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its cash equivalents and available for sale marketable securities at fair value on recurring basis. Cash equivalents and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The Company's financial assets measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2012 and 2011:

	December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$701	$-	$-	$701

Available-for-sale:

Foreign banks and government debentures	-	87,309	-	87,309
Corporate debentures	-	47,809	-	47,809

Total financial assets	$701	$135,118	$-	$135,819

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-        FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$1,247	$-	$-	$1,247

Available-for-sale:

Foreign banks and government debentures	-	72,783	-	72,783
Corporate debentures	-	40,195	-	40,195

Total financial assets	$1,247	$112,978	$-	$114,225

NOTE 5:-        INVENTORIES

Inventories are comprised of the following:

	December 31,
	2011	2012

Raw materials and components	$1,502	$1,725
Work-in-progress	1,647	1,479
Finished products (*)	8,998	9,341

	$12,147	$12,545

(*)
Includes amounts of $ 389 and $ 337, as of December 31, 2012 and 2011, respectively, with respect to inventory delivered to customers but for which revenue criteria have not been met and will be recognized in the future.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-        PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2012

Cost:

Computer, peripheral equipment and software	$40,741	$48,182
Office furniture and equipment	3,750	4,619
Leasehold improvements	2,282	2,494

	46,773	55,295
Accumulated depreciation:

Computer, peripheral equipment and software	31,842	37,333
Office furniture and equipment	2,515	2,857
Leasehold improvements	1,332	1,516

	35,689	41,706

Property and equipment, net	$11,084	$13,589

 Depreciation expenses for the years ended December 31, 2010, 2011 and 2012 were $ 5,069, $ 6,451 and $ 6,832, respectively.

 During 2011 and 2012 the Company recorded a reduction of $ 808 and $ 815, respectively to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-        INTANGIBLE ASSETS, NET

	Weighted
	average
	amortization	December 31,
	period	2011	2012
	(years)
Cost:
Acquired technology	6	$12,625	$12,625
Customers relationships and brand name	7	9,107	9,107

		21,732	21,732

Accumulated amortization:
Acquired technology		6,945	8,814
Customers relationships and brand name		6,624	7,790

		13,569	16,604

Intangible assets, net		$8,163	$5,128

 Amortization expenses for the years ended December 31, 2010, 2011 and 2012 were $ 3,983, $ 3,848 and $ 3,035, respectively.

 Future estimated amortization expenses for the years ending:

December 31,

2013	$2,661
2014	1,237
2015	515
2016	409
2017 and thereafter	306

Total	$5,128

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-        OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2011	2012

Accrued expenses and other	$4,451	$6,436
Accrued Taxes	2,533	7,306

	$6,984	$13,742

NOTE 9:-        COMMITMENTS AND CONTINGENT LIABILITIES

a.
Lease commitments:

The facilities of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates, the latest of which is on September 30, 2018. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2012, are (in the aggregate) and for each succeeding fiscal year below:

2013	2,891
2014	863
2015	172
2016	83
2017 and thereafter	151

4,160

Total rent expenses for the years ended December 31, 2010, 2011 and 2012 were $ 3,556, $ 3,922 and $ 4,199, respectively (see also Note 15b).

b.	Litigation:

1.
Domestically, following audit of the Company's 2004 and 2005 corporate tax returns, in December 2010, the Israeli Tax Authority issued orders challenging the Company's positions on several matters. The ITA, therefore, demanded the payment of additional taxes in the aggregate amount of NIS 16.1 million ($4,317 using December 31, 2012 exchange rate) for 2004 and NIS 15.5 million ($4,156 using December 31, 2012 exchange rate) for 2005 including interest as of the assessment date.

In addition following audit of the Company's 2006 and 2008 corporate tax returns, in January 2012, the Israeli Tax Authority issued orders challenging the Company's positions on several matters. The ITA, therefore, demanded the payment of additional taxes in the aggregate amount of NIS 25.2 million ($6,757 using December 31, 2012 exchange rate) for 2006 and NIS 8.1 million ($2,172 using December 31, 2012 exchange rate) for 2008 including interest as of the assessment date.

The Company has appealed the orders relating to the four years mentioned above with the Tel Aviv District court, and these appeals are pending. There can be no assurance that the court will accept the Company's positions on matters raised and,in such an event, the company may record additional tax expenses if these matters are settled for amounts in excess of the current provisions.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-        COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
In November 2011, SNMP Research International, Inc. and SNMP Research, Inc. commenced a lawsuit in the United States Bankruptcy Court for the District of Delaware against Nortel Networks, Inc. (and certain of its affiliates entities), Genband US LLC, GENBAND, Inc., Performance Technologies, Inc., Perftech (PTI) Canada, Avaya, Inc. and Radware, Ltd.  The complaint alleges that the Company has infringed certain of SNMP’s copyrights, misappropriated certain of SNMP’s trade secrets, were unjustly enriched, and converted certain of SNMP’s intellectual property. SNMP has asserted that as part of the Company’s acquisition of the Layer 4-7 Application Delivery business from Nortel Networks in March 2009, the Company received certain intellectual property of SNMP Research that was embedded in the Layer 4-7 business.  The complaint does not specify the amount of damages and requests that such amount be determined at trial.  The Company was recently served with the complaint in Israel. The Company advised SNMP Research that the Company diligently investigated whether software received from Nortel included SNMP Software, and based on such investigation no SNMP Software was found. Draft settlement agreements are circulating which impose no liability on the Company. If settlement is not reached and SNMP Research does not dismiss the lawsuit, the Company intends to vigorously defend the litigation which still is in a preliminary stage, and cannot estimate what impact, if any, the litigation may have on the Company’s results of operations, financial condition or cash flows.

3.
On October 22, 2012, Branch Banking and Trust Co. (“BB&T) filed a third-party complaint in the Eastern District of Texas against Radware Inc. (“Radware”) seeking indemnification for patent infringement claims brought by TQP Development LLC (“TQP”) against BB&T in the same court.  The complaint alleges that BB&T purchased certain products from Nortel Networks Inc. (“Nortel”) and Covelight Systems Inc. and that TQP has alleged that BB&T’s use of these products infringes certain TQP patents.  BB&T further alleges that Radware is the successor in interest to Nortel and Covelight and that Radware has refused to defend and hold BB&T harmless against TQP’s allegations in breach of BB&T’s agreements and warranties with Nortel and Covelight.  On January 14,2013, Radware filed an answer and counterclaim denying that Radware has any indemnity obligations to BB&T and seeking declaratory judgment as to each of BB&T’s asserted causes of action.  The Court has yet to schedule a case management conference regarding BB&T’s third party complaint.

On March 22, 2013, BB&T agreed to dismiss the complaint voluntarily and enter into a tolling agreement with Radware that would prevent either party from refilling the lawsuit until after the underlying TQP patent infringement claims against BB&T are resolved.

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

b.
Treasury stock:

In July 2006, the Company's Board of Directors authorized the repurchase of up to $ 25,000 in the open market, subject to normal trading restrictions. Through the years 2006-2009, the Company purchased a total of 1,795,957 of its Ordinary shares for total consideration of $ 18,082. Total consideration for the purchase of these Ordinary shares was recorded as Treasury shares, at cost, as part of shareholders' equity.

In October 2011, the Company's Board of Directors authorized the repurchase of up to an aggregate of $ 20,000 of the Company’s ordinary shares in the open market, subject to normal trading restrictions. The repurchase program expired in October 2012. No shares have been purchased under this program.

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

Pursuant to the Stock Option Plans, the Company reserved for issuance 11,187,318 Ordinary shares. As of December 31, 2012, an aggregate of 445,717 Ordinary shares of the Company were still available for future grants

On February 1, 2010, the Company's Board of Directors adopted an additional addendum to the share option plan allowing the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing market price of the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2012, 500,000 ordinary shares have been reserved for option grants under this addendum. As of December 31, 2012, an aggregate of 381,653 Ordinary shares of the Company, under this addendum, were still available for future grants.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-     SHAREHOLDERS' EQUITY (Cont.)

During 2011 and 2010, employees purchased 68,329 and 59,451, respectively, of Ordinary shares at average prices of $ 14.75 and $ 14.18, respectively. During 2012, there was no offering under the ESPP.

As of December 31, 2012, 872,220 Ordinary shares are available for issuance under future ESPP.

In accordance with ASC No. 820, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2011 and 2010, the Company recognized $ 50 and $ 306, respectively, of compensation expense in connection with the ESPP.

A summary of employees, consultants and directors option activity under the Company's Stock Option Plans as of December 31, 2012 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2012	4,074,653	$17.60	3.20	51,707
Granted	395,200	34.83
Exercised	(935,152)	11.38
Expired	(13,000)	13.50
Forfeited	(363,427)	25.07

Outstanding at December 31, 2012	3,158,274	20.76	2.68	40,796

Exercisable at December 31, 2012	1,402,650	14.10	1.91	26,588

Vested and expected to vest at December 31, 2012	2,997,841	20.23	2.62	40,160

The aggregate intrinsic value of options outstanding at December 31, 2012, represents intrinsic value of 2,560,574 outstanding options that are in-the-money as of December 31, 2012. The remaining 597,700 outstanding options are out of the money as of December 31, 2012, and their intrinsic value was considered as zero.

The aggregate intrinsic value of options exercisable at December 31, 2012 represents intrinsic value of 1,328,150 outstanding options that are in-the-money as of December 31, 2012. The remaining 74,500 outstanding options are out of the money as of December 31, 2012, and their intrinsic value was considered as zero.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-     SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2011 and 2012 was $ 6.34, $ 11.33 and $ 12.32, respectively.

As of December 31, 2012, there was approximately $ 6,304 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 3.3 years. Total grant-date fair value of vested options for the year ended December 31, 2012 was approximately $ 7,353.

The options outstanding under the Company's Stock Option Plans as of December 31, 2012 have been separated into ranges of exercise price as follows:

Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$6.15-8.99	815,424	1.56	8.26	532,475	8.60
$10.64-15.61	871,825	2.00	14.84	705,175	14.88
$23.87-24.67	519,925	3.47	24.22	90,500	23.98
$31.21-38.59	951,100	3.84	35.03	74,500	33.98

	3,158,274			1,402,650

Stock-based compensation was recorded in the following items

	Year ended December 31,
	2010	2011	2012

Cost of sales	$64	$66	$66
Research and development	1,247	1,124	1,103
Selling and marketing	2,393	3,135	3,298
General and administrative	1,789	1,133	916

Total Expenses	$5,493	$5,458	$5,383

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-      EARNINGS  PER SHARE

 The following table sets forth the computation of basic and diluted net earnings  per share:

	Year ended December 31,
	2010	2011	2012

Numerator for basic and diluted net earnings per share:

Net income	$9,634	$21,337	$31,757

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings per share	19,557,545	20,952,866	21,854,639
Effect of dilutive securities:
Employee stock options	2,176,093	1,935,198	1,439,808

Denominator for diluted net earnings per share	21,733,638	22,888,064	23,294,447

Basic net earnings per share	$0.49	$1.02	$1.45

Diluted net earnings per share	$0.44	$0.93	$1.36

NOTE 12:-      TAXES ON INCOME

                         a.             General:

 A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2012

Beginning balance	$1,027	$1,669
Additions for prior year tax positions	(7)	1,216
Additions for current year tax positions	649	2,774

Ending balance	$1,669	$5,659

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-      TAXES ON INCOME (Cont.)

The Company's Israeli tax returns have been examined for all years prior to fiscal 2004, and the Company is no longer subject to audit for these periods.

As of December 31, 2012, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2012, 2011 and 2010 an amount of $ 512, $ (7) and $ 117, respectively, was added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2012 and 2011, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 959 and $ 447 respectively, which is included within income tax accrual on the balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within income tax expense.

The Company's U.S subsidiary files income tax return in the U.S federal jurisdiction. Tax returns have been examined for all years prior to fiscal 2010, and the Company’s U.S subsidiary is no longer subject to audit for these periods.

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

1.
Foreign Exchange Regulations:

Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations. Under the Foreign Exchange Regulations the Israeli company is calculating its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-      TAXES ON INCOME (Cont.)

2.	Tax rates: Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2010 - 25%, 2011 - 24%, 2012 – 25%

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

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of the Company's business income from export. In order to be eligible for the tax benefits, the Amendment states that a company must make an investment in the Beneficiary Enterprise exceeding a minimum amount specified in the law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise ("the Year of Election"). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years from the first day of the year of election. The Company elected 2009 as year of election according to the law prior to the reform mentioned below

In the event of distribution of dividends from the above mentioned tax-exempt income, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Approved Enterprise's and Benefiting  Enterprise's income.

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

Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time. As of December 31, 2012, the company remained subject to the current law.

Pursuant to a recent amendment to the Investments Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to approved enterprise income) with respect to undistributed exempt income accumulated by the Company up until December 31, 2011, will be entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. The Company is currently reviewing the new amendment and its implications.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-      TAXES ON INCOME (Cont.)

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2010	2011	2012

Current taxes	$884	$2,648	$5,542
Deferred taxes	(5)	(1,358)	(1,584)

	$879	$1,290	$3,958

Domestic	$86	$301	$3,531
Foreign	793	989	427

	$879	$1,290	$3,958
Domestic taxes:
Current taxes	$86	$915	$3,950
Deferred taxes	-	(614)	(419)

	$86	$301	$3,531
Foreign taxes:
Current taxes	$798	$1,733	$1,592
Deferred taxes	(5)	(744)	(1,165)

	$793	$989	$427
Taxes on income	$879	$1,290	$3,958

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
Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2011	2012

Carryforward tax losses	$2,275	$2,573
Temporary differences	2,086	1,893
Intangible assets	230	344

Deferred tax assets before valuation allowance	4,591	4,810
Valuation allowance	(2,593)	(1,225)

Net deferred tax asset	1,998	3,585

Intangible assets, including goodwill	(481)	(577)
Unrealized gains on marketable securities	(91)	(693)

Deferred tax liability	(572)	(1,270)

Net deferred tax assets	$1,426	$2,315

Domestic:
Non-current deferred tax liability, net	$-	$(124)
Current deferred tax asset, net	615	466

	615	342

Foreign:
Non-current deferred tax asset, net	811	1,070
Current deferred tax asset, net	-	903

	811	1,973

	$1,426	$2,315

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-      TAXES ON INCOME (Cont.)

Non-current deferred tax liability, net is included within other payables and accrued expenses in the balance sheets. Current deferred tax asset, net is included within other current assets and prepaid expenses in the balance sheets. Non-current deferred tax asset, net is included within other assets in the balance sheets.

Deferred taxes are carried directly to equity if the tax relates to equity items.

e.
Foreign:

The Company’s subsidiaries in the U.S. have provided valuation allowance in respect of deferred tax assets resulting from carry forward of net operating loss. ASC No. 718 prohibits recognition of a deferred tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. All net operating loss carry forward relate to excess tax deductions from stock options which have not yet been realized. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized. The net change in the valuation allowance primarily relates to stock option benefits and was accounted for as a credit to additional paid-in-capital.

Through December 31, 2012, the U.S. subsidiary had a U.S. federal loss carry forward of approximately $ 18,500, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2021 and fiscal 2031. An amount of $ 12,000 of the net operating loss carry-forwards relates to excess tax deductions from stock options.

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2010	2011	2012

Income before taxes, as reported in the consolidated statements of income	$10,513	$22,627	$35,715

Statutory tax rate	25%	24%	25%
Theoretical tax expense on the above amount at the Israeli statutory tax rate	$2,628	$5,430	$8,929
Tax adjustment in respect of different tax rate of foreign subsidiary	49	365	(194)
Non-deductible expenses and other permanent differences	38	858	818
Deferred taxes on losses for which valuation allowance was provided, net	(3,292)	(3,512)	-
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	-	(5,401)	(1,368)
Stock compensation relating to stock options per ASC No. 718	1,373	1,310	1,362
Income taxes in respect of prior years	86	63	-
Benefiting enterprise benefits (*)	-	2,177	(6,088)
Other	(3)	-	499

Actual tax expense	$879	$1,290	$3,958

(*) Basic earnings per share amounts of the benefit resulting from the "Approved and Privileged Enterprise" status	$-	$(0.1)	$0.28

Diluted earnings per share amounts of the benefit resulting from the "Approved and Privileged Enterprise" status	$-	$-	$0.27

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-      TAXES ON INCOME (Cont.)

g.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2010	2011	2012

Domestic	$8,356	$18,062	$32,935
Foreign	2,157	4,565	2,780

Income before income taxes	$10,513	$22,627	$35,715

NOTE 13:-    GEOGRAPHIC INFOROMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2010, 2011 and 2012 and long-lived assets as of December 31, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
Revenues from sales to customers located at:

The United States	$28,497	$33,932	$41,637
America - other	11,995	9,763	16,560
EMEA *)	44,231	57,648	57,135
China	14,180	18,497	19,871
Asia Pacific - other	45,216	47,180	53,968

	$144,119	$167,020	$189,171

*)	Europe, the Middle East and Africa.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-      GEOGRAPHIC INFOROMATION (Cont.)

	December 31,
	2011	2012
Long-lived assets, by geographic region:

America (principally the United States)	$1,040	$1,010
Israel	7,617	10,552
EMEA - other	777	666
Asia Pacific	1,650	1,361

	$11,084	$13,589

NOTE 14:-      SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2010	2011	2012
Financial income:

Interest on bank deposits	$786	$1,185	$2,476
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	2,455	3,191	2,918

	3,241	4,376	5,394
Financial expenses:

Bank charges	(186)	(163)	(219)
Foreign currency translation differences, net	(998)	(13)	(383)

	$2,057	$4,200	$4,792

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

 Represents transactions and balances with other entities in which certain of the Company's Board of Directors, management and shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2011	2012

Trade receivables	$1,865	$1,488

Trade payables	$389	$1,618

b.	The following related party transactions are included in the statements of income:

	Year ended December 31,
	2010	2011	2012

Revenues (1)	$3,203	$6,211	$4,232

Operating expenses, net - primarily lease, sub-contractors and communications (2)	$2,711	$3,094	$3,809

Purchase of property and equipment	$1,841	$1,078	$2,536

(1)	Distribution the Company's products on a non-exclusive basis.

(2)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-     SUBSEQUENT EVENTS

In February 2013, the Company acquired all of the outstanding shares of Strangeloop Networks Inc. (“Strangeloop”), a leader in the Web performance acceleration domain. The total consideration of the acquisition was $ 8,400. An additional cash consideration of $ 6,000 (“earn-out”) is to be payable contingent upon meeting technological milestone and upon reaching sales performance targets.