Form 20-F
period 2013-12-31
RADWARE LTD
filed 2014-03-31
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended
December 31, 2013

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
 22 Raoul Wallenberg St., Tel Aviv 69710, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.05 par value per share	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2013):

44,733,589 Ordinary Shares, NIS 0.05 par value per share

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

Large Accelerated Filer ☐    Accelerated Filer ☒    Non-Accelerated Filer☐

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

☐ Yes  ☒ No

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to:

•	“we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries;

•	“ordinary shares” are to our Ordinary Shares, par value NIS 0.05 per share;

•	“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	the “SEC” are to the U.S. Securities and Exchange Commission;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market);

•	“dollars”, “$” or “US $” are to U.S. dollars; and

•	“NIS” or “shekels” are to New Israeli Shekels.

We have registered trademarks for, among others, “Radware®”, “APSolute®”, “Web Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “DefensePro®”, “StringMatch Engine®”, “CID®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®”, “SecureFlow®”, “OnDemand Switch®”, “AppWall®”, “Apsolute Insite®”, “APSolute Vision®”, “vAdapter®”, “VADI®”, “FastView®”, “Alteon®” and “ALTEON VA®” , and we have trademark applications pending for, among others, “Virtual Director™”,”vDirect™”, “ADC Fabric™”, “Radware ADC Fabric™”, “AppShape™”, “TeraVIP™”, “DefensePipe™” and “DefenseFlow™”.  Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On March 24, 2014, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.49 to $1.00. Unless the context otherwise indicates, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

On April 12, 2013, we effected a two-for-one forward split of our ordinary shares, and accordingly the par value of our ordinary shares has changed from NIS 0.1 to NIS 0.05 per share. Unless indicated otherwise by the context, all ordinary share, option and per share amounts as well as stock prices in this annual report have been adjusted to give retroactive effect to the stock split for all periods presented.

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

Table of Contents

PART I		7
ITEM 1.	Identity of Directors, Senior Management and Advisers	7
ITEM 2.	Offer Statistics and Expected Timetable	7
ITEM 3.	Key Information	8
A.	Selected Financial Data	8
B.	Capitalization and Indebtedness	9
C.	Reasons for the Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4.	Information on the Company	24
A.	History and Development of the Company	24
B.	Business Overview	24
C.	Organizational Structure	38
D.	Property, Plants and Equipment	39
ITEM 4A.	UNRESOLVED STAFF COMMENTS	39
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
A.	Operating Results	40
B.	Liquidity and Capital Resources	51
C.	Research and Development, Patents and Licenses, etc.	54
D.	Trend Information	54
E.	Off-Balance Sheet Arrangements	54
F.	Tabular Disclosure of Contractual Obligations	55
ITEM 6.	Directors, Senior Management and Employees	56
A.	Directors and Senior Management	56
B.	Compensation	58
C.	Board Practices	60
D.	Employees	67
E.	Share Ownership	68
ITEM 7.	Major Shareholders and Related Party Transactions	71
A.	Major Shareholders	71
B.	Related Party Transactions	72
C.	Interests of Experts and Counsel	74
ITEM 8.	Financial Information	75
A.	Consolidated Statements and other Financial Information	75
B.	Significant Changes	76
ITEM 9.	The Offer and Listing	77
A.	Offer and Listing Details	77
B.	Plan of Distribution	78

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Financial Data

The following tables present selected information from our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated.  We derived the selected consolidated statement of operations for the years ended December 31, 2011, 2012 and 2013 and the selected balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with U.S. GAAP.  The selected consolidated statement of operations data for the years ended December 31, 2009 and 2010 and the selected balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(US $ in thousands except per share data)
Statement of Operations Data:
Revenues:
Products	$65,021	$89,358	$103,285	$119,279	$118,727
Services	43,883	54,761	63,735	69,892	74,270
	108,904	144,119	167,020	189,171	192,997

Cost of revenues:
Products	16,609	21,306	24,231	26,386	27,066
Services	6,666	7,898	9,126	9,333	9,669
	23,275	29,204	33,357	35,719	36,735
Gross profit	85,629	114,915	133,663	153,452	156,262
Operating expenses:
Research and development, net	25,674	31,660	36,064	36,187	40,983
Sales and marketing	55,130	64,609	69,543	76,646	82,815
General and administrative	11,930	10,190	9,629	9,696	14,895
Total operating expenses	92,734	106,459	115,236	122,529	138,693
Operating income (loss)	(7,105)	8,456	18,427	30,923	17,569
Financial income, net	1,987	2,057	4,200	4,792	4,494
Income (loss) before income taxes	(5,118)	10,513	22,627	35,715	22,063
Income taxes	(818)	(879)	(1,290)	(3,958)	(4,008)
Net income (loss)	$(5,936)	$9,634	$21,337	$31,757	$18,055

Basic net earnings (loss) per share*	$(0.16)	$0.25	$0.51	$0.73	$0.40
Diluted net earnings (loss) per share*	$(0.16)	$0.22	$0.47	$0.68	$0.39

* See notes 2(x) and 11 to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	37,758	39,115	41,906	43,709	44,760
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	37,758	43,467	45,776	46,589	46,717

	As of December 31,
	2009	2010	2011	2012	2013
	(US $ in thousands)
Balance Sheet Data:

Cash and cash equivalents, short-term bank deposits and marketable securities	$59,090	$90,925	$116,493	$88,207	$134,826
Long-term bank deposits and marketable securities	67,021	87,864	102,644	186,739	150,874
Working capital	49,573	67,456	89,076	62,003	113,546
Total assets	208,900	260,635	295,191	357,650	388,734
Shareholders’ equity	149,473	184,990	219,321	271,230	294,120
Capital Stock	192,452	219,145	233,927	250,338	263,420

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Although we were profitable in the past four years, we incurred losses from 2006 through 2009.

Our results for 2013 reflect a slight growth in our business, aligned with the changes in the information technology, or IT, market in which we operate. In 2013, our profitability decreased, mainly as a result of lower than expected increase in revenues (including slightly lower product sales), combined with continued investments in research and development and selling and marketing initiatives, in a larger scale than in previous years. In addition, in 2013 we incurred material legal costs in relation with an intellectual property litigation matter, which we are currently involved in, reflected in our general and administrative expenses. Our ability to increase or sustain profitability in the future depends in part on the global economy; the rate of growth of, and changes in technology trends in, our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies in a timely manner; the competitive position of our products; the continued acceptance of our products by our customers and in the industries that we serve; and our ability to manage expenses. In the future, we may have to undertake cost reduction initiatives to remain profitable, which could lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flows. We cannot assure you that we will continue to remain profitable.

Our revenues also may not grow or continue at their current level, which could negatively impact our results of operations and cash flows. For example, the growth rate in 2012 compared to 2011 was approximately 13%, the growth rate in 2013 compared to 2012 was approximately 2% and revenues from product sales were slightly lower in 2013 compared to 2012.

During 2013, we increased our operating expenses in order to invest in product development and sales and marketing.  Revenues increased at a slower rate than operating expenses, resulting in a decrease of operating income to $17.6 million in 2013 from $30.9 million in 2012.  We intend to increase our operating expenses during future periods. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation and the results that our past expenditures produce. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future.  This could cause continuing reductions in our profitability or lead to losses.  In February 2013, we completed the acquisition of Strangeloop Networks Inc., or Strangeloop, a Canadian-based provider of Web performance acceleration solutions. This acquisition resulted, among others, in additional operating costs.  A failure of any acquisitions or product developments to produce increased revenues could have a material adverse effect on our operations and profitability.

If our revenues do not increase as anticipated, or if our expenses increase more than expected, we may incur losses.

Severe global economic conditions and volatility of the market for our products, including slow-down in expenditures and other trends in our industry, could have a material adverse effect on our results of operations.

Our business is dependent on current and anticipated market demand for our products.  For example, starting in late 2008 and lasting through much of 2009, the overall market’s IT spending decreased due to the global real estate and financial slowdown which led to a recessionary period. More recently, credit and sovereign debt issues have destabilized certain European economies, thereby increasing global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume, and/or companies in our target markets reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). For example, our revenues in the EMEA (Europe, Middle East & Africa) region has experienced a decline of 7%, in 2013 partially due to reduced IT spending in our market which we believe is associated with the continued economic slowdown in major Western European countries.  Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

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

Most of our competitors have greater financial, personnel and other resources than us, which may limit our ability to effectively compete with them. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc., A10 Networks and Brocade Communications Systems, Inc. (Foundry Networks, Inc.). In addition, we face competitors in the Network Security space, with respect to our Attack Mitigation Systems from Arbor Networks, Inc., Hewlett Packard, TippingPoint Technologies, Inc., Intel Corporation (McAfee, Inc.) and Imperva, Inc. We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Delivery or Network Security solutions and emerge as significant competitors.

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

For example, during 2013 we witnessed a strong price reduction trend by our major ADC competitors which impacted pricing throughout the entire ADC market. Similar changes in the future may further impact our market share, our business, financial condition and results of operations could be materially and adversely affected as a result.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

Financial income is an important component of our net income. As of December 31, 2013, our investment portfolio, including cash and cash equivalents, had a carrying value of $285.7 million, compared with $274.9 million as of December 31, 2012. For the years ended December 31, 2013, 2012 and 2011, we had $4.5 million, $4.8 million and $4.2 million, respectively, of financial income.

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

In terms of credit risk, our investment portfolio policy is buy and hold, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if turmoil in the financial markets, such as the one experienced during 2011 and 2012, reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income, our reported net income would have decreased by $0.3 million during the year ended December 31, 2013 and increased by $3.7 million during the year ended December 31, 2012.

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

In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in the sales of our products and services. Because our sales have grown year-over-year since our inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers. For example, we believe that our sales may be reduced during the first quarter of 2014 due to our customers’ annual purchasing budget planning process and the third quarter of 2014 due to a slowdown in business activities during the summer months in Europe. Conversely, our sales during the fourth quarter of 2014 may be increased because some of our customers tend to make greater capital expenditures towards the end of their fiscal years. Based on these anticipated fluctuations in our markets, our sales and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects.

If the markets for Application Delivery and Network Security solutions do not continue to develop and grow, we will not be able to sell enough of our products to maintain profitability.

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

We are currently developing new products and enhancements to our existing products and services offerings. For example, DefensePipe™, launched in early 2013, is a comprehensive solution to help mitigate volumetric distributed denial-of-service (DDoS) attacks which threaten to saturate a customer’s Internet pipe, or the ‘outside line’ that connects enterprises to the web.  Our development of new products and enhancement of our offerings is undertaken in an effort to remain competitive in our market, and our failure to do so could result in a decrease in our revenues. In addition, we must invest in research and development in order to remain competitive in our industry. However, there can be no assurances that continued investment and higher costs of research and development will ultimately result in us maintaining or increasing our market share, which would result in a decline to our operating results.  If our research and development expenses increase without a corresponding increase in our revenues, it could have a material adverse effect on our operating results. We may not be able to successfully complete the development and market introduction of new products or product enhancements. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors.

During 2013, we invested in, and plan to continue to invest in 2014 in developing or when appropriate, acquiring, capabilities to advance our product offering and market vision. For example, our acquisition of Strangeloop in February 2013 was designed to enhance our web acceleration offerings to our customers. There is no assurance that we will be successful in marketing and selling our next generation Application Delivery and Network Security solutions, or that we will be able to grow revenues to justify our investments.  For example, in 2013 our R&D expenses increased to $41.0 million from $36.2 million in 2012.  However, sales of products went down to $118.7 million in 2013 from $119.3 million in 2012.

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

In March 2009, we completed the purchase of certain assets from Nortel Networks Ltd., Nortel Networks Inc. and other Nortel entities (“Nortel”) in relation to the “Alteon®” product line (the “Alteon Acquisition”).  More recently, in February 2013, we acquired Strangeloop. As part of our business strategy, we may invest in or acquire other complimentary businesses, technologies or assets or enter into joint ventures or other strategic relationships with third parties. In connection with future acquisitions, we may assume liabilities, incur acquisition related costs, incur amortization expenses or realize write-offs on assets no longer being used or phased out. In addition, the future valuation of these acquisitions may decrease from the market price paid by us which could result in the impairment of our goodwill associated with the relevant assets.  Moreover, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

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

In addition, from time to time we look beyond our core business to help secure our long-term future. To that end, we may, from time to time, make investments in technologies that may not be complementary to our core business of Application Delivery and Network Security solutions. For example, since 2011, we invested a total of approximately $1.7 million in Radyoos Media Ltd. or Radyoos, our Israeli-based subsidiary, which primarily engages in developing and operating a web based e-commerce platform. As of the date of this report, Radyoos employs 13 employees and contractors, and is profitable, but we cannot be certain that this or other investments will be successful or will contribute towards the achievement of our long-term objectives. Investments outside of our core business could also expose us to new risks related to technologies with which we may have limited experience, if any.

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

Our international sales may expose us to additional risks

We currently offer our products in over 40 countries, including the U.S. For the years ended December 31, 2013 and 2012, our sales outside the Americas represented approximately 62% and 69%, respectively, of our total sales. Our international business activity involves varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes of interpretations thereof; partial or total expropriation, export duties and quotas; local tax exposure; political instability, insurrection or war; differences in business practices; and recessionary environments in multiple foreign markets, such as those that occurred in some European countries during 2011 through 2013.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A large portion of our expenses in Israel, principally salaries and related personnel expenses, are paid in shekels, whereas most of our revenues are generated in U.S. dollars. During 2013, we witnessed a strengthening of the average exchange rate of the shekel against the U.S. dollar, which increased the U.S. dollar value of Israeli expenses. If the shekel continues to strengthen against the U.S. dollar, as happened in 2013, the dollar value of our Israeli expenses will increase;

•	A portion of our international sales are denominated in currencies other than U.S. dollars, such as the Euro, thereby exposing us to gains and losses on non-U.S. currency transactions;

•	We incur expenses in several other currencies in connection with our operations in Europe and Asia;

•	The devaluation of the U.S. dollar relative to such local currencies causes our operational expenses to increase; and

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

We primarily rely on four third-party assembly and manufacturing vendors to provide our finished products. If such vendors are not able to provide us with adequate supplies of the products, we may be delayed in fulfilling orders or we may not be able to deliver sufficient quantities of our products to satisfy demand.

We primarily rely on Nexcom International Co. Ltd. (“Nexcom”), Broadcom Corporation (“Broadcom”), Emerson Electric Co. (“Emerson”) and Radisys Corporation (“Radisys”) for the production of our products. For the year ended December 31, 2013, we used Nexcom, Broadcom, Emerson and Radisys to manufacture and to provide components for our products, purchasing approximately 74%, 10%, 3% and 1% of our direct manufacturing costs of our products, respectively, from each of those manufacturers. If we are unable to continue to acquire from these manufacturers on acceptable terms, or should any of these manufacturers cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, any of which could result in a material adverse effect on our business, financial condition and results of operations.

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

Third parties may assert claims that we have violated a patent, trademark, copyright or other proprietary intellectual property right belonging to them. As is characteristic of our industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. For example, see “Item 8. Financial Information – Legal Proceedings.” Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. For example, in 2013, intellectual property litigation costs amounted to $3.5 million and litigation continues in 2014.  Any adverse outcome in litigation alleging infringement could require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. An unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business and operating results.

If our products fail to protect against malicious attacks and our end-users experience security breaches, our reputation and business could be harmed, and our operating results could be adversely impacted.

Defects may cause our products to be vulnerable to security attacks or cause them to fail to help secure networks. Data thieves are increasingly sophisticated, often affiliated with organized crime and operate large-scale and complex automated attacks. In addition, the techniques they use to access or sabotage networks change frequently and generally are not recognized until launched against a target. As a result, our products may be unable to anticipate these techniques and provide a solution in time to protect our end- users’ networks. If we fail to identify and respond to new and increasingly complex methods of attack and to update our products to detect or prevent such threats in time to protect our end- users’ critical business data, our business, operating results and reputation could suffer.

In addition, an actual or perceived security breach or theft of sensitive data of one of our end-users, regardless of whether the breach is attributable to the failure of our products or services, could adversely affect the market’s perception of our security products. There is no guarantee that our products will be free of flaws or vulnerabilities. Our end- users may also misuse our products, which could result in a breach or theft of business data.

Our non-competition agreements with our employees may not be enforceable.  If any of these employees leave us and join a competitor, our competitor could benefit from the expertise our former employees gained while working for us.

We currently have non-competition agreements with most of our employees. These agreements prohibit our employees, in the event they cease working for us, from directly competing with us or working for some of our competitors for a limited period after termination of employment.  The laws of the United States, Israel and most other countries in which we have employees may limit or prohibit our ability to enforce these non-competition agreements or may allow us to enforce them only to a limited extent. In the event that we are unable to enforce any of these agreements, competitors that employ our former employees could benefit from the expertise our former employees gained while working for us.

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

We operate our business in various countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in the countries in which we operate, whether due to tax positions that we have taken in various tax returns we have filed or due to determinations we have made not to file tax returns in certain jurisdictions. In particular, not all of our tax returns are final and may be subject to further audit and assessment by applicable tax authorities. There can be no assurance that the applicable tax authorities will accept our tax positions, and if they do not, we may be required to pay additional taxes, as a result of which, our future results may be adversely affected.

For example, in December 2010, the Israeli Tax Authority (“ITA”) issued orders challenging our positions on several matters with respect to our 2004 and 2005 tax returns. In January 2012, the ITA issued orders challenging our positions on several other matters with respect to our 2006 and 2008 tax returns. In the aggregate, the ITA demanded the payment of additional taxes in the total amount of approximately $17.5 million for these four years. In August 2013, following legal proceedings, we reached a settlement with the ITA regarding these matters, whereby we agreed to make total payments of $2.3 million.

Risks Related to the Market for Our Ordinary Shares

Yehuda Zisapel, our chairman of the board, Nava Zisapel, and Roy Zisapel, our chief executive officer, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

As of March 24, 2014, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned approximately 6.2% of our outstanding ordinary shares; Nava Zisapel, beneficially owned approximately 6.7% of our outstanding ordinary shares; and their son, Roy Zisapel, our Chief Executive Officer, President and director, beneficially owned approximately 5.7% of our outstanding ordinary shares (see “Item 6E – Directors, Senior Management and Employees - Share Ownership”).  As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain look through rules, (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. If we are classified as a PFIC, our U.S. shareholders could suffer adverse U.S. tax consequences, including having gain realized on the sale of our ordinary shares treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such gain. Similar rules apply to certain “excess distributions” made with respect to our ordinary shares.

For our 2013 taxable year, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the U.S. Internal Revenue Service (“IRS”) will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2013 and prior taxable years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income, assets and market capitalization, including the future price of our ordinary shares, all of which are relevant to the PFIC determination. There can also be no assurance that we will not become a PFIC in future taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report entitled “Item 10 – Additional Information – Taxation — United States Federal Income Tax Considerations.”

We do not intend to pay cash dividends.

While we may engage from time to time in “buy-back” programs of our shares, our policy is to retain earnings for use in our business operations. For this reason, we do not intend to pay cash dividends on our ordinary shares in the foreseeable future.

Our share price has decreased significantly in the past and could continue to fluctuate and further decrease in the future.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2013 the lowest closing price of our share was $13.7, compared to the highest closing price of our share of $19.3 during the same year.  Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly and further decrease, including:

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

The provisions in our Articles of Association that provide that our directors, other than our external directors, are elected in three staggered classes by a majority vote of our shareholders may have the effect of delaying or making an unsolicited acquisition of our Company more difficult. Israeli corporate and tax law may also have the effect of delaying, preventing or making an acquisition of us more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, an Israeli court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our Key Employee Share Incentive Plan (1997), as amended, or the Share Incentive Plan, provides that in the event of a “Hostile Takeover” (which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares), the vesting of all or a portion of our outstanding equity awards, including stock options, will accelerate, unless otherwise determined by our Board of Directors (or a committee thereof). As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control over us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unwilling to do so because of these provisions. For additional information on this topic, see “Item 6C – Board Practices – Staggered Board,” “Item 6E – Directors Senior Management and Employees – Share Ownership - Key Employee Share Incentive Plan” and “Item 10B – Additional Information – Memorandum and Articles of Association – Mergers and Acquisitions under Israeli Law.”

Regulations related to conflict minerals may force us to incur additional expenses and may damage our relationship with certain customers.

In August 2012, the SEC adopted requirements regarding mandatory disclosure for companies regarding their use of “conflict minerals” (including tantalum, tin, tungsten and gold) in their products. In general, while we do not directly purchase or use any of these “conflict minerals” as raw materials in the products we manufacture or as part of our manufacturing processes, we are in the process of examining whether such minerals are contained in the products supplied to us by third parties and, if so, whether such minerals originate from the Democratic Republic of Congo or adjoining countries. If we utilize any of these minerals and they are necessary to the production or functionality of any of our products or products we are contracted to manufacture, we will need to file with the SEC a report in May 2014 disclosing, among others, whether such minerals originate from the Democratic Republic of Congo or adjoining countries. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain components incorporated in our products. In addition, to the extent the rules apply to us, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products, and possibly additional expenses related to any changes to our products we may decide are advisable based upon our due diligence findings. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the diligence procedures that we implement, which may harm our reputation. In such event, we may also face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products.

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

Some of our directors, officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army.  They may also be subject to being called to active duty at any time under emergency circumstances. Roy Zisapel, our Chief Executive Officer and President, is among our key employees subject to the military reserve duty. Our operations could be disrupted by the absence, for a significant period, of one of more of these officers or other key employees due to military service, and any disruption in our operations could harm our business. The full impact on our workforce or business if some of our officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

The change in the exchange rate between the New Israeli Shekel against the U.S. dollar and/or the U.S. dollar against the Euro and other currencies is volatile, and may negatively impact our costs.

Most of our revenues worldwide are denominated in U.S. dollars or are dollar-linked. The substantial portion of our expenses is incurred in U.S. dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies, mainly in Israel - in NIS, in Europe - in Euros and in Asia-Pacific - in several local currencies. If the NIS increases in value relative to the dollar, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. In addition, if the Euro increases in value relative to the dollar and sales in Euros do not exceed expenses incurred in Euros, the dollar cost of our operations in Europe will increase and our operating profit will be adversely affected. If the Euro decreases in value relative to the dollar and sales in Euros exceed expenses incurred in Euros, our operating profit will be negatively affected as a result of a decrease in the dollar value of our sales. If the dollar decreases in value relative to Chinese, Indian, Australian, Korean and/or Japanese currencies, the dollar cost of our operations in Asia-Pacific will increase and our operating profit will be negatively affected. For example, during 2013, the average value of the dollar decreased in relation to the NIS and the Euro. As a result, during 2013, we had an increase in the dollar value of our expenses in Israel, which are mostly denominated in NIS, and in the dollar value of our expenses in Europe, which are mostly denominated in Euro. By contrast, due to the fact that a portion of our sales in Europe are also denominated in Euro, we were  positively impacted by the strengthening of the Euro value relative to the dollar during 2013. We cannot provide assurances that we will not be materially adversely affected by exchange rate fluctuations in the future. See also “Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations” above in this section.

We have obtained substantial benefits from the Israeli Office of Chief Scientist, which subjects us to ongoing restrictions.  In addition, these benefits may not continue or in the future may be limited or restricted.

We have in the past received, and may in the future apply for, royalty-bearing or non-royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Economy (formerly, Ministry of Industry, Trade and Labor), or the Chief Scientist, for research and development programs that meet specified criteria. The terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. In addition, any non-Israeli who becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer (including by way of holding 25% or more of the voting power, equity or the right to nominate directors in such direct holder), or is serving as one of our directors or as our chief executive officer, is required to notify the Chief Scientist and to undertake to observe the law governing the grant programs of the Chief Scientist, the principal restrictions and penalties of which are the transferability limits described above.

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

The tax benefits we may receive in connection with our approved enterprise program or privileged enterprise program require us to satisfy prescribed conditions and may be terminated or reduced in the future.  This would increase taxes and decrease our net profit.

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

In May 2011, we established an affiliated company – Radyoos, which is engaged in developing and operating a web-based e-commerce platform. We currently hold 91% of the shares of this company.

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

We develop, manufacture and market integrated networking solutions that allow our enterprise and carrier customers to deliver their mission critical applications successfully between data centers and remote locations, over all critical points in the network. This market sector is comprised of a few solution domains, among which we focus on the following two domains:

•	The Application Delivery solution domain consists of the following domains:

•	Server Load Balancing – relative simple deployments of application delivery controllers using basic Layer 4-7 switching functions targeted at SME (small-medium enterprises) market;

•	Advanced Application Delivery – advanced deployment of application delivery controllers using a wider range of advanced capabilities targeted at the medium to large enterprise market;

•
Virtual Application Delivery Infrastructure (VADI®) - using virtualization of the application delivery controller, together with advanced APIs into data center management systems this solution enable consolidation of ADC appliances, creation of agile ADC Fabric and better integration into virtual and cloud data centers;

•	Web Optimization – solution aimed at reducing the response time of public and mission-critical enterprise Web applications

•	Wide Area Network (WAN) link/path load balancing targeted at both SME and larger enterprises

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

•
The Network Security solution domain is more diffuse and consists of firewall/Virtual Private Networks (VPN), Unified Threat Management (UTM), intrusion detection systems, intrusion prevention systems, network behavioral analysis (NBA) systems, Secure Sockets Layer/ Internet Protocol Security (SSL/IPSec) VPN appliances and DDoS protection solutions. Our proprietary offering to this domain is primarily attack mitigation systems that are designed to resolve availability-based cyber attacks. The attack mitigation system includes in-line devices (DefensePro and AppWall) that are designed to monitor network and/or system activities for malicious or undesirable behavior and to react, in real-time, to block or prevent those activities. The attack mitigation system also includes a protection module in the cloud to scrub volumetric DDoS attacks.

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

Over the years, our products have won a number of awards for performance, including the following recognition and awards:

•	Alteon 5224 – Winner, Internet Telephony Excellence Award (2013); Network Products Guide Best Product of the Year, Application Delivery (Bronze – 2013)

•	Alteon 6420 – Winner, Unified Communications Product of the Year (2013); Communication Solutions Product of the Year (2013) and Network Products Guide Best IT Product & Service for Telecom (2013)

•	AppWall – Winner Info security Global Excellence Award, Web Application Security (Bronze, 2013)

•	Attack Mitigation System (AMS) – Winner Info Security Global Excellence Award, Cloud Security (Bronze, 2013)

•	DefensePipe – Winner, Cloud Computing Excellence Award (2013); Silver Stevie Award, Best New Product or Service of the Year – Security Software Solution (2013)

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

During 2013, our key activities regarding our product offering consisted of the following:

•
We introduced Alteon NG, our next-generation Alteon application delivery controller (ADC), which ensures application Service Level Agreement (or SLA), at all times.  Alteon NG is the only ADC on the market place integrated next-generation services such as FastView Web Performance Optimization (WPO), application performance monitoring (APM), separate Virtual ADC (or vADC) per application/service approach and is also part of a unique layered Cyber attacks mitigation system.

•
We offer FastView® a leading Web Performance Optimization (WPO) solution in the industry – based on the acquired Strangeloop technology. This solution is offered either as a standalone platform, virtual appliance, cloud service or integrated as part of the Alteon NG offering.

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

•
We introduced the Alteon 6420, a carrier-grade highly-performing ADC appliance, reaching 80Gbps in only a 2U form factor.  The industry-first ADC to feature 40GE ports and serve as an Application Provider Edge (Application-PE) solution, the Alteon 6420 is designed to specifically address the most challenging needs of today’s carrier data centers, core mobile networks and cloud providers.

•
We continued our investments in the Alteon VA, a Soft ADC virtual Appliance, by adding and extending support for Server Virtualization Infrastructure environments and cloud environments, so it supports VMWare Inc. - vSphere, RedHat Inc. – KVM, Microsoft Hyper-V and OpenXen as well as IBMCloud and Amazon.  In addition, Alteon VA throughput now reaches 6Gbps. Alteon VA offering is primarily targeted to cloud providers and enterprises’ private clouds with high scale ADC requirements in a multi-tenant service environment.

•
We continued our investments in our vDirect solution, by delivering tighter integration of our VADI solution and our Alteon VA with Cloud providers provisioning and management systems. vDirect now integrates to both VMware vCloud Director (vCD) and OpenStack.

•
We continued our investment in our next generation central management system, APSolute Vision, which offers a modern concept and a highly usable user interface, thereby allowing our customers to centrally manage our Appliance base products.

•	We extended our Vision support with our AppShape technology facilitating quick deployment and on-going operations of leading enterprise Applications.

•
We continued our investment in product developments for the carrier sector with the Alteon product and released major enhancements addressing the Mobile Service Edge (MSE) infrastructure servers’ scalability and availability requirements by supporting various mobile and fixed infrastructure applications and service needs. We continued our investment in DefensePro x420, our next-generation hardware platform in our flagship DefensePro application security suite. With the ability to handle 25 million packets per second of attack traffic, regardless of packet size, as well as up to 40Gbps of legitimate traffic, DefensePro x420 currently offers what we believe to be the world’s highest mitigation capacity and is designed to protect organizations from the industry’s highest volume denial-of-service (DoS) and DDoS attacks.

Products and Services

We sell application delivery and network security products, which we sometimes refer to as our devices that are delivered on top of a unified hardware switching platforms family (OnDemand Switch series) with various levels of processing power, throughput, port density, and speed depending on the selected model. Our products run different configurations of embedded software to deliver features specific to the intended operation of the appliance. Multiple Radware devices can be managed through our common management tool and dashboard (Apsolute Vision).

Products

Radware’s product offering consists of the following product families:

Application Delivery

Our application delivery controller (ADC) and load balancing solutions allow our customers to ensure the resilience and Service Level (or SLA) of their mission critical applications. Our ADC products feature a future-proof, application-aware approach to deploying and managing applications as well as provide advanced and comprehensive application delivery capabilities to ensure 24/7 availability, performance and security of mission-critical applications.

•	Alteon® NG

Alteon NG is our next ADC. It provides advanced, end-to-end local and global load balancing capabilities for Web, cloud and mobile based applications. Alteon NG combines best-of-breed application delivery plus advanced services to companies with key application infrastructure challenges affecting web applications such as heavier, more complex web content; mobility and the migration to the cloud.  Alteon NG is, to our knowledge, the industry-only application delivery controller built from the ground up to ensure application SLA. Unlike a standard, legacy load balancer that is typically based on a best-effort approach, our ADC solution is designed to provide full application SLA assurance through reserving resources per application, real-user monitoring, best-in-class application acceleration features, integrated Web application optimization and innovative security offering.

•	Alteon® Form Factors

The Alteon® Application Switch is delivered in four form factors: standalone Hardware appliance, ADC-VX™ – a virtualized appliance for ADC consolidation, Alteon VA® – A soft ADC virtual appliance and a cloud Alteon VA for public cloud deployments such as Amazon Web Services.

•	Enterprise Cloud & VADI

Radware also offers application delivery controller solutions for the enterprise’s private and hybrid clouds, via our Virtual Application Delivery Infrastructure (VADI), which helps improve business agility with a cloud load balancing service. Our VADI architecture, transforms computing resources, ADC and virtualization services into an integrated, agile and scalable on-demand application delivery infrastructure. VADI transforms standard application delivery infrastructure into a virtual application delivery control plane, enabling easy and simple migration between the different ADC form factors, according to the dynamic performance needs of applications. Radware's Alteon and VADI is fully integrated into VMware vCloud Director and Openstack, with out-of-the-box integration and customization.

•	Alteon® Platforms

Our Alteon product portfolio includes (1) the Alteon 10000 chassis base solution conforming to the ATCA Telecom standards, delivering OnDemand Hardware scalability for high-end enterprises and carriers requiring an ADC solution with up to 80Gbps of throughput with up to 256 vADCs (2) the Alteon 6420 platform, featuring OnDemand Scalability from 20Gbps to 80Gbps with up to 88vADCs, (3) the Alteon 5224 platform, featuring OnDemand scalability from 1Gbps to 16Gbps with up to 24vADCs, and (4) the Alteon 5412 featuring OnDemand scalability from 8Gbps to 20Gbps with up to 28vADC, (5) Alteon 4408 featuring OnDemand scalability from 1Gbps to 4Gbit, and (6) Alteon VA featuring OnDemand scalability from 200Mbit to 6Gbit.

•	Web Performance Optimization

FastView® is a best-in-class Web Performance Optimization (WPO) solution allowing accelerating Web performance by up to 40%.  FastView delivers optimized acceleration per specific browser and end-user device. FastView can be deployed as a hardware appliance, virtual appliance or as a cloud service.

•	Multi-homing solutions

LinkProof® manages multiple wide area networks (WAN) and Internet traffic for networks, commonly referred to as multi-homed networks, which access the Internet through multiple connections via several Internet Service Providers, to provide fault tolerant, optimized performance and cost effective WAN connectivity.

Management Solutions

APSolute Vision® is the management and monitoring tool for our family of application delivery and application security solutions. It provides immediate visibility to health, real-time status, performance and security of enterprise-wide application delivery and network and application security infrastructures from one central, unified console (even for multiple data centers). APSolute Vision consolidates the monitoring and configuration of up to 1,000 devices across multiple data centers. This eliminates the need for deploying management appliances in multiple data centers, which simplifies data center management,

•
Application Performance Monitoring (APM) is our end-to-end monitoring solution that assures full application SLA. It provides complete visibility into our customers’ applications' performance with a breakdown by application, location or specific transaction. APM allows our customers to proactively maintain application performance and protect SLAs with real-time error detection and the ability to track real user transactions and response time. It provides historical reports with drilldown-able granular analysis based on user-defined SLA, while providing measurements of the delay per each application delivery chain segment, including data center time, network latency and browser rendering time.

•
vDirect is an ADC service automation engine designed for virtual data centers and clouds. vDirect is offered as a CLI tool, a fully functional REST API, and a pre-integrated plugin for select working environments such as VMware vCloud Director, OpenStack, VMware vCenter Orchestrator and Red Hat RHEV-M. It provides building blocks for provisioning and managing ADC services and instances throughout their lifecycle in an operational production data center.

Security Solutions

Our family of security solutions provides integrated application and network security and security tool management for a best of breed, multi-layered security architecture. Our Attack Mitigation Systems (AMS) is, to our knowledge, the industry's first fully integrated IT security solution that protects application infrastructure in real time against network and application downtime, application vulnerability exploitation, malware spread, information theft, Web services attacks and Web defacement.

Our Attack Mitigation Network (AMN) solution is a holistic security architecture designed to address the emerging security challenges. AMN combines distributed detection and mitigation elements which are maintained synchronized with legitimate traffic baselines and attack information in real-time. It also expands the detection coverage across all enterprise resources and automates the mitigation by selecting the most effective tools and locations – in the data center, at the perimeter or in the cloud. As a result AMN offers protection against today's and tomorrow's availability-based threats on many fronts. Its key benefits are:

•	Maintain business continuity and productivity

•	Improve customer satisfaction

•	Successfully block attacks launched at the network

As methods of attack continue to increase in frequency, sophistication, and severity, application and security solutions need to meet and surpass these threats. Our dynamic real-time security solutions provide the necessary level of defense for today's application and network security needs, and are designed to address possible future security challenges. Based on adaptive behavioral-based and signature based technologies, our security solutions provide organizations with integrated intrusion detection and prevention systems and Denial of Service (DoS) and Distributed Denial of Service (DDoS) protection. These defend against both network- and application-level attacks, delivering a holistic approach to application- and network-level threats, while enhancing the overall performance of security across the organization.

Radware Attack Mitigation System and Network Components:

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

•           DefensePipe™, launched in early 2013, is an integrated and comprehensive solution to help mitigate volumetric DDoS attacks which threaten to saturate a customer’s Internet pipe, or the ‘outside line’ that connects enterprises to the web. It provides a solution for end to end attack mitigation on-premise and in the cloud. Available to our customers that currently deploy an on-premise AMS, it is a scalable solution that automatically engages once the customer’s AMS detects that pipe saturation is imminent. The sharing of behavioral base line data between the on-premise AMS and DefensePipe, that includes a real-time signature created by the AMS, enables DefensePipe to start mitigation in the cloud much faster and with greater accuracy. The organization’s suspicious Internet traffic is immediately diverted to the DefensePipe cloud based scrubbing center where it is distanced further from the protected network and its scalable resources can mitigate high volume attacks. Once the traffic is “cleaned” it is then sent back to the organization and regular operations continue once the attack has ceased.

•           DefenseFlow® is, to our knowledge, the industry's first Software Defined Networking (SDN) application that programs networks for DoS security, providing network-wide attack mitigation services. Designed as part of the Radware SDN application framework solution, DefenseFlow operates in any SDN enabled network infrastructure. DefenseFlow leverages SDN technologies to enable network operators to program the network to provide DoS and DDoS protection as a native network service. DefenseFlow proactively defends against network flood attacks and automates provisioning of an attack mitigation service. DefenseFlow features an adaptive behavioral-based DoS attack detection engine and a traffic diversion mechanism that utilizes the programmable characteristics of the software defined network elements for attack cleansing.

•           Inflight™ provides real-time intelligence from your network and your ability to identify business events or security threats embedded in Web transactions will instantly improve. It is an out-of-path, network-based pervasive monitoring appliance that captures all user transactions from 'in-flight' network traffic and delivers real-time intelligence for business applications. Inflight, a core part of our Attack Mitigation System (AMS) is an anti-scraping, data theft protection device that includes a robust combination of tools for transforming raw Internet traffic to meaningful business intelligence.

Cloud solutions

Our ADC and security solutions help cloud and hosting providers differentiate themselves and create additional revenue by selling advanced services. Our solution offers cloud and hosting providers the necessary services to overcome challenges associated with off-premise hosting of business operations with benefits that include highly available application hosting and performance services, scalability, infrastructure protection and various attack mitigation methods. The solution is flexible and easily integrated into existing networks. Our cloud-based solutions include:

•	Load Balancing as a Service (LBaaS)

We offer cloud and hosting providers a solution leveraging our Virtual Application Delivery Infrastructure (VADI), a unified ADC fabric, consisting of multiple ADC form factors on which ADC services can easily be migrated across form factors and deployment models. In turn application delivery can be offered at different levels of service: providers can offer shared load balancing services solving customer basic needs at a best-effort basis, offer customer managed virtual ADC instances running over general purpose hardware, and ultimately offer dedicated virtual ADC instances running over purpose built hardware delivering the highest quality of experience and predictability. Our Alteon products provide advanced load balancing as a service (LBaaS) for VMware vCloud Director and Openstack, with out-of-the-box integration and customization. It is fully integrated into the VMware vCloud framework, allows enterprises to migrate existing enterprise applications into VMware vCD infrastructure, increasing the value of their vCD investment. The solution is based on dedicated, per-tenant virtual appliance instances ensuring that tenants are not impacted by each other and that each has its dedicated capacity and networking resources.

Additionally, as of the release of OpenStack Havana, Alteon provides load balancing as a built in OpenStack service (the only commercial load balancing solution natively supported in OpenStack Havana) which is part of the OpenStack Neutron networking driver.

•	Distributed Denial of Service (DDOS) as a service

We offer cloud and hosting providers a transparent, scalable and easily manageable DDOS protection solution designed to work in multi-tenant datacenters. The solution is designed to seamlessly integrate into the existing provider network and provides a highly available design that can easily be scaled and operated with minimal overhead and without any need to redesign the network. At the same time it mitigates the risk that each of the tenants is exposed to and allows the operator to selectively offer different levels of DDOS protection and attack mitigation security services to different tenants.

•      Web Application Firewall (WAF) as a service

We offer cloud and hosting providers a transparent, scalable and easily manageable elastic web application firewall (WAF) solution designed to work in multi-tenant datacenters. The solution mitigates the risk that each of the tenants is exposed to and allows the datacenter operator to selectively offer different levels of web application security services to different tenants.

•      Web Performance Optimization(WPO) as a service

•           Our FastView and application performance monitoring (APM) provide cloud and hosting businesses with a significant service differentiation and revenue growth by intuitively adding scalable web performance optimization (WPO) and monitoring services to their portfolio. The key features of our WPO cloud-based solutions are:

•	Application performance monitoring with drilldown-able SLA analysis for real time and simple trouble-shooting and consistent SLA assurance
•	Mobile web performance optimization for mobile devices and clients
•	Accelerated web page performance, for any end-user device and any browser, up to 40%
•	Application specific web performance optimization service customization – for maximum acceleration

Software Defined Network (SDN) Solutions

Our SDN applications improve application security, performance and availability by programming the SDN to collect data and optimally forward traffic to deliver network services. The native component of the new network stack introduced by SDN includes the data plane networking devices and the control plane SDN controllers. The Radware SDN applications constructing the SDN application control plane, interact with the SDN controller using dedicated SDN drivers and work together with Radware’s systems' using our API to collect data throughout the application infrastructure using specific data collection drivers.

•      With SDN applications, ADC and security services transform from device-based solutions requiring a static traffic forwarding configuration, to network wide services that intelligently divert traffic to service engines. Network services can scale to support larger networks at lower capital and operational cost. By building SDN applications that continuously interact with the SDN control plane and program the network (and by leveraging our Virtual Application Delivery Infrastructure (VADI) architecture – which enables pooling of disperse resources to operate uniformly) we enable an anywhere and everywhere network service paradigm. Our SDN-based solutions include:

•   DefenseFlow™ - As the industry’s first SDN DDoS offering, DefenseFlow is a cyber security control-plane application that enables comprehensive multi-layer, real-time defense against application and network DoS attacks and mobile APTs (advanced persistent threats).

•   Alteon® NFV - A fully automated, fully NFV-compliant, high performance ADC VNFC that delivers a breadth of layer 4-7 services such as GiLAN load-balancing, steering, service-chaining and more.

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

In 2013, approximately 38% of our sales were in the Americas (principally in the United States), 28% were in EMEA (Europe, Middle East and Africa) and 34% in Asia-Pacific, compared to 31%, 30% and 39%, respectively, in 2012, and 26%, 35% and 39%, respectively, in 2011. Other than the United States, which accounted for 28% of our total revenues in 2013, no other single country accounted for more than 10% of our sales for 2013.

In 2013 approximately 62% of our sales derived from product sales and 38% derived from service sales, compared to approximately 63% and 37%, respectively, in 2012 and 62% and 38% respectively in 2011. For the years ended December 31, 2013, 2012 and 2011, no single customer accounted for more than 10% of our sales. As of December 31, 2013, 2012 and 2011, no single customer represented more than 10% of the trade receivables balance.

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

Sales and Marketing

Sales.  We market and sell our products primarily through indirect sales channels that consist of distributors and resellers located in North America, Europe and Asia. In addition, we generate direct sales to select customers mainly in the United States. Our sales channels are supported by our sales managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2013, we employed a total of 170 sales managers and sales staff, of which 69 persons were employed in the Americas with locations in various states. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

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

We have entered into co-marketing arrangements with companies in other complementary sectors in order to broaden our customer base by selling joint solutions comprised of such complementary products. As an example, an applications vendor could sell our Alteon® to its customers in conjunction with its application in order to load-balance and optimize the application performance. We established such co-marketing arrangements with, among others: Comverse; Hewlett Packard Company; IBM, Inc.; Microsoft Corporation; Oracle Corporation; SAP AG.; Juniper Networks, Inc.; VMWare, Inc.; Red Hat Limited; NEC Corporation; and Verint Americas, Inc. However, there is no assurance that the above co-marketing and strategic alliance agreements would result in a substantial increase in our revenues.

Strategic Alliances and OEM Agreements.  We have entered into strategic alliances and OEM agreements with other software and hardware vendors, as well as mutual channel information sharing arrangements, where products can either be branded with our name or the vendor’s name. We believe that these companies have significant customer relationships and offer products which complement our products. For example, in May 2012, we entered into an agreement with Check Point Software Technologies Ltd., a worldwide leader in Internet security solutions, whereby certain of Check Point’s appliances will be based on our Attack Mitigation solutions. We plan to further invest in the development of strategic alliances in order to provide greater access to our target markets and enhance our brand name. We have also entered into OEM agreements with several software vendors, in which we incorporate such vendors’ software into our products to create additional value to our customers.

Customer Support Services

Our technical team, which consisted of 207 employees worldwide as of December 31, 2013, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products.  In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following five optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third party contractors.

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

As of December 31, 2013, our research and development staff consisted of 292 employees and 49 subcontractors. Research and development activities take place mainly at our facilities in Israel; Bangalore, India, Vancouver, Canada; and North Carolina. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Security, Application Delivery and Management groups. Within those groups the organization is divided according to our existing products.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to the Chief Operating Officer.

Manufacturing and Suppliers

Our quality assurance testing, packaging and shipping operations as well as part of our final assembly activities are primarily performed at our facility in Jerusalem, Israel.

We rely on third-party manufacturing vendors to provide our finished products. In this respect, Nexcom and Emerson primarily provide us with assembly services in order to deliver the finished goods while we perform the final assembly of the products. All components and subassemblies included in our products are supplied to Nexcom and Emerson by several suppliers and subcontractors. Each of Nexcom and Emerson monitors each stage of the components production process, including the selection of components and subassembly suppliers. Thereafter, each of Nexcom and Emerson makes the final assembly in their own facility. Nexcom and Emerson are ISO 9001 certified, indicating that each of their manufacturing processes adhere to established quality standards.

During 2013, we concluded our business relationship with USR who used to supply us with our legacy products that we no longer sell. Nexcom continues to provide us the platforms for our OnDemand Switch, Emerson is our supplier for the On-Demand Blade Switch Platform (out of which the hub is supplied to Radware by Radisys) and Broadcom supplies us with components for our DefensePro product.

In 2013, we used Nexcom, Broadcom, Emerson and Radisys to manufacture and to provide components for our products, purchasing approximately 74%, 10%, 3% and 1% of our direct manufacturing costs of our products, respectively, from each of those manufacturers. If we are unable to continue to acquire those products or components from those manufacturers on acceptable terms, or should any of these suppliers cease to supply us with such products or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, although we believe we have levels of inventory that will assist us to transition to alternate suppliers smoothly.

Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology.  We have a policy that requires our employees to execute employment agreements, including confidentiality and non-compete provisions.

We have registered trademarks for, among others, “Radware®”, “APSolute®”, “Web Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “DefensePro®”, “StringMatch Engine®”, “CID®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®”, “SecureFlow®”, “OnDemand Switch®”, “AppWall®”, “Apsolute Insite®”, “APSolute Vision®”, “vAdapter®”, “VADI®”, “Alteon®”, “FastView®, and “ALTEON VA®”, and we have trademark applications pending for, among others, “Virtual Director™”, “vDirect™”, “ADC Fabric™”, “Radware ADC Fabric™”,  “AppShape™”, “TeraVIP™”, “DefensePipe™” and “DefenseFlow™”. We do not currently own any registered copyrights.

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

We have pending patent applications and provisional patents in connection with several methods and features used in our products or that we plan to implement in the future. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged.  In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive.  See “Item 8. Financial Information – Legal Proceedings” for a discussion of intellectual property litigation.  Our competitors may be able to design around a patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

Our principal competitors are:

•
in the Application Delivery solutions market: F5 Networks, Inc., Citrix Systems, Inc., A10 Networks, Inc., Brocade Communications Systems, Inc. (Foundry Networks, Inc.) and Riverbed Technology, Inc. (Zeus Technology); and

•	in the Network Security space, with respect to our Attack Mitigation Systems, Arbor Networks, Inc., Hewlett Packard, TippingPoint Technologies, Inc., Intel Corporation (McAfee, Inc.) and Imperva, Inc.

•
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

Government Regulations

Environmental Regulations

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. The “RoHs” and RoHs II Directives require products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances.  Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive) requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products. We are currently in compliance with the RoHs and WEEE regulations. Since 2013 Radware also complies with ISO 14001 standards (re Environmental Management Systems).

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

Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the Research Committee of the Chief Scientist are eligible for grants usually of up to 66% of certain approved expenditures of such programs, as determined by said committee. In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest.

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

Since 2001, we have not had any liability to pay royalties to the Chief Scientist. In addition to grants we received in previous years, which were either fully repaid or non-royalty bearing, starting 2012 we receive grants from the Chief Scientist to fund certain other research and development projects as part of our participation in the MAGNET Consortium Program. In 2012 and 2013 we received $0.3 million and $0.4 million, respectively, in Chief Scientist grants, and we expect to receive approximately $ 0.3 million in 2014, subject to our compliance with the terms of the MAGNET Consortium Program.  The MAGNET Consortium Program of the Chief Scientist sponsors innovative generic industry-oriented technologies to strengthen the country’s technological expertise and enhance competitiveness. These grants do not bear any royalty repayment obligations.

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

Name of Subsidiary	Country of Incorporation
Radware Inc.	New Jersey, United States of America
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*.	Israel
Covelight Systems, Inc.	Delaware, United States of America
Radware Canada Holdings Inc. (formerly, Strangeloop Networks, Inc.)	Canada

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

We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and North Carolina in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $4.5 million in 2013 compared to $4.2 million in 2012.

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 78,000 square feet of leased office space in Tel Aviv, Israel, in three buildings: one, consisting of approximately 36,000 square feet, with a lease expiring in November 2017; the second consisting of 30,000 square feet, with a lease expiring in June 2015; and the third consisting of 12,000 square feet, with a lease expiring in June 2015. These facilities are leased from companies owned by Messrs. Yehuda and Zohar Zisapel. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.”

In addition, we lease approximately 6,300 square feet of space in Jerusalem for development facilities from a company owned by Messrs. Yehuda and Zohar Zisapel. The lease expires in January 2017. We also sublease approximately 15,000 square feet for warehousing in Jerusalem from a company owned by Messrs. Yehuda and Zohar Zisapel. The lease expires in August 2016. For more information, see “Item 7 - Major Shareholders and Related Parties Transactions.”

The aggregate annual rent for the premises in Israel for 2013 was approximately $2.1 million compared to $1.9 million in 2012.

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

We lease approximately 3,800 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in September 2018. In addition, we lease approximately 2,350 square feet of property in San Mateo, California. The lease for such property is set to expire in July 2014.

We lease facilities for the operation of our subsidiaries and representative offices in several locations in Europe and Asia-Pacific, all from unrelated third parties.

The aggregate annual rent for our premises located outside Israel was approximately $2.4 million in 2013 and $2.3 million in 2012.

Outlook. We believe that the aforesaid offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

ITEM 4A.UNRESOLVED STAFF COMMENTS

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

2013 Highlights. Our operating results in 2013 decreased compared to 2012, resulting in operating income of $17.6 million compared to operating income of $30.9 million in 2012. The decrease is mainly due to a low rate of increase in sales (2%) compared to the rate of increase in operating expenses (13%). Continued expansion of our workforce (part of which as a result of the Strangeloop acquisition), a significant increase in our legal expenses related to our intellectual property litigation, as well as the strengthening of the average exchange rate of the shekel against the U.S. dollar, all contributed to a higher rate of increase in our operating expenses compared to the increase in our sales.

Sales in 2013 were $193.0 million compared with sales of $189.2 million in 2012, an increase of 2%. Product sales were $118.7 million, a decrease of 0.5% compared to product sales of $ 119.3 million in 2012 and service sales were $74.3 million, an increase of 6%, compared to service sales of $69.9 million in 2012. Our revenues are tied with the continued demand for our product offering in connection with cloud computing and virtualization trends, the growth of mobile data consumption (such as smart-phones, tablet computers and other application based appliances), continued demand for Application Security products (which we believe is associated with the numerous cyber attacks reported in the world media in the past few years) and our ability to develop new technologies to address our customers’ enhanced network infrastructure and growing needs in terms of complexity, bandwidth and security.  According to Gartner estimates, the Application Delivery Controllers sector (applicable to our application delivery solutions) has decreased in 2013 by 1.0% compared to 2012, and the Intrusion Prevention sector (applicable to our network security solutions) has decreased in 2013 by 0.3% compared to 2012.

Our operating expenses increased by 13% in 2013 to $138.7 million from $122.5 million in 2012. The increase is primarily attributed to (1) an increase of $8.8 million in operating expenses that are related to an expansion of our workforce (from an average of 771 employees and subcontractors in 2012 to an average of 828 employees and subcontractors in 2013, including 20 employees who joined us as part of the Strangeloop acquisition) and salary raises awarded during 2013 in all regions, and (2) an increase of approximately $3.5 million in our general and administrative expenses, related to litigation costs of the intellectual property matter. In addition, the net impact of the changes in the average exchange rates of foreign currencies in 2013, compared to 2012, amounted to an increase of approximately $2.0 million in our operating expenses. The increase in our operating expenses is also due to an increase in other expenses as described in the following paragraphs.

Acquisition of Strangeloop. In February 2013, we completed the acquisition of Strangeloop, a Canadian-based provider of Web performance acceleration solutions. The total consideration was composed of (1) approximately $8.4 million in cash payable at closing (subject to certain working capital adjustments) and (2) a milestone-based contingent cash payment of up to $6.0 million, which, due to failure to timely meet the milestones, is no longer payable. Of the initial payment, $1.5 million was deposited in escrow for two years to secure possible indemnity claims for damages arising out of breaches or inaccuracies of Strangeloop’s or Strangeloop shareholders’ representations, warranties and covenants, subject to certain limitations. As a result of this transaction, the revenues and expenses of Strangeloop are consolidated with our results of operations starting February 7, 2013.

Outlook.

The Application Delivery Controllers worldwide market revenue is estimated by Gartner to increase to $1.709 billion during 2014 from $1.593 billion in 2013, representing an increase of 7.3%. In the Intrusion Prevention sector of the network security market, the market according to Gartner is estimated to decrease to $1.220 billion in 2014 from $1.223 billion in 2013, representing a decrease of 0.3%.

In 2014, we intend to increase our investments in developing new products and enhancing existing products, to support continued growth in our sales and enhancement of market acceptance for our offerings. As a result, we expect our operating expenses to increase as compared to 2013, mainly in research and development and in sales and marketing.

We may also face certain challenges during 2014. Our ability to sustain profitability depends, in part, on the global economy and the growth rates and changes in technology trends in industries in which we operate. In the past several years, credit and sovereign debt issues have destabilized certain European economies and thereby increased global macroeconomic uncertainties. As such, our results may be adversely affected if there is a decrease in our revenues due to a further economic slowdown, a decrease in the overall market’s IT spending or a reduction in the capital expenditures by companies in our target markets. In addition, our profitability may be adversely affected by fluctuations in currency exchange rates. If the shekel continues to strengthen against the dollar during 2014, the value of our expenses will increase as compared to our revenues, since a large portion of our expenses are paid shekels, whereas most of our revenues are generated in dollars.

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

Revenue Recognition.  We sell products through distributors and resellers which are considered as end users. We recognize product revenue upon delivery, net of estimated returns, provided that persuasive evidence of an agreement exists, the vendor’s fee is fixed or determinable, and collectability is reasonably assured.

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

Revenues in arrangements with multiple deliverables are allocated using the best estimated selling price (“BESP”) method.

We determine the BESP in multiple -element arrangements as follows:

Vendor Specific Objective Evidence (“VSOE”) for post-contract customer support is determined based on the price charged when such element is sold separately (renewals). The price may vary in the territories and vertical markets in which we conduct business. Price is determined by using a consistent percentage of our product price lists, in the same territories and markets.

For the product, we determine the BESP based on management estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition. The determination of estimated selling price (“ESP”) is made through consultation with and approval of management, taking into consideration the pricing model and go-to-market strategy.

We record a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 1,071 and $ 914 as of December 31, 2012 and 2013, respectively.

Deferred revenues include unearned amounts received under post-contract customer support.

Impairment of Marketable Securities. All of our marketable securities are currently debt securities, which are classified as available-for-sale securities. We assess our available-for-sale marketable securities on a regular basis for other-than-temporary impairment. Pursuant to the accounting guidance in ASC 320 “Investments- Debt and Equity Securities”, if we have a security with a fair value less than its amortized cost and we intend to sell the security or it is more likely than not that we will be required to sell the security before it recovers in value, an other-than-temporary impairment has occurred and we must record the entire amount of the impairment in earnings. If we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before it recovers in value, we must estimate the net present value of cash flows expected to be collected. If the amortized cost exceeds the net present value of cash flows, such excess is considered a credit loss and an other-than-temporary impairment has occurred. The credit loss component is recognized in earnings and the residual portion of the other-than-temporary impairment is recorded in other comprehensive income. The determination of credit losses requires significant judgment and actual results may be materially different than our estimate. We may consider the likely reason for the decline in value, the period of time the fair value was below amortized cost, changes in and performance of the underlying collateral, the ability of the issuer to meet payment obligations, changes in ratings and market trends and conditions.

During the years ended December 31, 2011, 2012 and 2013, no other-than temporary impairments were recorded related to our marketable securities.

Goodwill. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment at least annually on December 31 or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable in accordance with Accounting Standards Codification (“ASC”) 350 “Intangibles – Goodwill and other.” The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. Only if the carrying amount exceeds its fair value, the second step will be performed. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. As of December 31, 2013, no impairment of goodwill has been identified.

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

We did not record any impairment losses for the years ended December 31, 2011, 2012 and 2013.

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

We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model and the fair value of the restricted stock awards is based on the market value at the date of grant. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon U.S. treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use historical behavioral patterns rates of employee groups by job classification. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. In case of grants having complex vesting terms, we use other models such as the lattice model.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2013 and 2012 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 12 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “2013 Results of Operations – Taxes” below.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2011	2012	2013
	(U.S. $ in thousands)
Revenues:
Products	$103,285	$119,279	$118,727
Services	63,735	69,892	74,270
	167,020	189,171	192,997
Cost of revenues:
Products	24,231	26,386	27,066
Services	9,126	9,333	9,669
	33,357	35,719	36,735
Gross profit	133,663	153,452	156,262
Operating expenses:
Research and development, net	36,064	36,187	40,983
Sales and marketing	69,543	76,646	82,815
General and administrative	9,629	9,696	14,895
Total operating expenses	115,236	122,529	138,693
Operating income	18,427	30,923	17,569
Financial income, net	4,200	4,792	4,494
Income before taxes on income	22,627	35,715	22,063
Taxes on income	(1,290)	(3,958)	(4,008)
Net income	21,337	31,757	18,055

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	2011	2012	2013
Revenues:
Products	62%	63%	62%
Services	38	37	38
	100	100	100
Cost of Revenues:
Products	15	14	14
Services	5	5	5
	20	19	19
Gross profit	80	81	81
Operating expenses:
Research and development, net	21	19	21
Sales and marketing	42	41	43
General and administrative	6	5	8
Total operating expenses	69	65	72
Operating income	11	16	9
Financial income, net	3	3	2
Income before taxes on income	14	19	11
Taxes on income	(1)	(2)	(2)
Net income	13%	17%	9%

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

The following table provides a breakdown of our revenues by type of revenues both in dollars and as a percentage of total revenues for the years ended December 31, 2011, 2012 and 2013:

	2011		2012		2013		% Change	% Change
	($U.S. in thousands)		($U.S. in thousands)		($U.S. in thousands)		2013 vs. 2012	2012 vs. 2011
Products	103,285	62%	119,279	63%	118,727	62%	0%	15%
Services	63,735	38%	69,892	37%	74,270	38%	6%	10%
Total	167,020	100%	189,171	100%	192,997	100%	2%	13%

The following table shows a breakdown of our total revenues by geographical distribution both in dollars and as a percentage of total revenues for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011		2012		2013
	(in thousands of U.S. $)	(by %)	(in thousands of U.S. $)	(by %)	(in thousands of U.S. $)	(by %)
North, Central and South America (principally the United States)(*)	43,695	26%	58,197	31%	73,216	38%
EMEA (Europe, the Middle East and Africa)	57,648	35%	57,135	30%	53,361	28%
Asia-Pacific(**)	65,677	39%	73,839	39%	66,420	34%
Total	167,020	100%	189,171	100%	192,997	100%

(*) For the years ended December 31, 2013, 2012 and 2011, our revenues from the United States were $54.9 million, $41.6 million and $33.9 million, respectively, representing 28%, 22% and 20% of total revenues for these years, respectively.

(**) For the years ended December 31, 2012 and 2011, our revenues from China were $19.9 million and $18.5 million, respectively, representing 11% of total revenues in each of these years. For the year ended December 31, 2013, our revenues from China were less than 10% of our total revenues.

In 2013, our product sales reduced slightly by approximately $0.6 million, or 0.5% compared to 2012.  Revenues from the enterprise market represented approximately 70% and revenues from the carrier market represented approximately 30% of our total revenues, compared to 71% and 29%, respectively, in 2012. Revenues from services increased by 6% year over year, mainly as a result of increase in our install base.

Our revenues increased in the Americas by 26% year over year, primarily as a result of increased investments in our sales resources in this region and improved market conditions. The EMEA region has experienced a decline of 7%, mainly due to reduced IT spending in our market which we believe is associated with the continued economic slowdown in major Western European countries. We have also witnessed some weakness in our EMEA sales force execution in the first half of 2013, which we now believe we have resolved, based on the EMEA region results in the second half of 2013. Revenues from APAC decreased by 10%, mainly due to increased competition from local low-cost vendors as well as price reductions in the load balancing products in some markets.

Other than the United States, which accounted for 28% of our total revenues in 2013, no other single country accounted for more than 10% of our sales for 2013.

We attributed the 15% increase in product sales in 2012 compared to 2011, to all of our major product lines, in large part as a result of global growth in IT market spending during 2012 and the demand which grew for our types of products in connection with cloud computing and virtualization trends, growth of mobile data consumption (such as smartphones, tablet computers and other application based appliances), and increased demand for Application Security products (which we believe was associated with the numerous cyber attacks reported in the world media in 2011 and 2012). In 2012, revenues from the enterprise market represented approximately 71% and revenues from the carrier market represented approximately 29% of our total revenues, compared to 72% and 28%, respectively, in 2011. In 2012, revenues from services increased by a lower rate of 10% year over year, mainly as a result of lower renewal rate of our old install base. In 2012, our revenues in absolute figures increased in the Americas and Asia-Pacific by 33% and 12% year over year, respectively. The EMEA region experienced a slight decline of less than 1%, mainly due to reduced IT spending in our market which we believe was associated with the economic slowdown in major Western European countries. In 2012, revenues from the Americas region increased at a higher rate than revenues from other regions due to increased demand for our products in the Americas and a higher win rate, in 2012 versus our competition in this region.

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

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures (dollars in thousands) and as a percentage of the relative revenues:

	2011		2012		2013
Cost of Products	$24,231	23.5%	$26,386	22.1%	$27,066	22.8%
Cost of Services	9,126	14.3%	9,333	13.4%	9,669	13.0%
Total	$33,357	20.0%	$35,719	18.9%	$36,735	19.0%

Cost of products sales as a percentage of products sales increased year-over-year from 22.1% in 2012 to 22.8% in 2013. Cost of products sales in 2013 included amortization of intangible assets in the amount of $2.2 million, compared to an amortization of intangible assets in the amount of $1.9 million in 2012. Our cost of products sales as a percentage of products sales, excluding amortization of intangible assets, represented approximately 21.0% of products sales in 2013, compared to 20.6% in 2012.The slight increase in cost of products sales as a percentage of products sales is due to the different mix of products sold during 2013 compared to 2012. The mix of products sold in 2013 was comprised of more high-end platforms than in 2012, which costs are higher and margins are lower.

Cost of sales related to services as a percentage of service revenues in 2013 was 13.0% compared to 13.4% in 2012. Since a major portion of these costs are fixed costs (mainly salaries of technical personnel), the increase in sales did not correlate into the same rate of increase in costs.

Cost of products sales as a percentage of products sales decreased year-over-year from 23.5% in 2011 to 22.1% in 2012. Cost of products sales in 2012 included amortization of intangible assets in the amount of $1.9 million, compared to an amortization of intangible assets in the amount of $2.2 million in 2011. Our cost of products sales as a percentage of products sales, excluding these items, represented approximately 20.6% of products sales in 2012, compared to 21.4% in 2011.The decrease in cost of products sales as a percentage of products sales is due to the different mix of products sold during 2012 compared to 2011. During 2012, our virtualized solutions became a more significant part of our products sales. Such sales generally have higher gross margins than our regular hardware products sales.

Cost of sales related to services as a percentage of service revenues in 2012 was 13.4% compared to 14.3% in 2011. Since a major portion of these costs are fixed costs (mainly salaries of technical personnel), the increase in sales did not correlate into the same rate of increase in costs.

Operating Expenses.

The following table sets forth a breakdown of our operating expenses (dollars in thousands) for the periods indicated:

				% Change	% Change
	2011	2012	2013	2013 vs. 2012	2012 vs. 2011
Research and development, net	$36,064	$36,187	$40,983	13%	0%
Selling and marketing	69,543	76,646	82,815	8%	10%
General and administrative	9,629	9,696	14,895	54%	1%
Total	$115,236	$122,529	$138,693	13%	6%

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

R&D expenses were $41.0 million in 2013, an increase of $4.8 million, or 13% compared with research and development expenses of $36.2 million in 2012. This increase is a result of the following: (1) an increase of $3.7 million due to a higher average number of R&D employees (part of which due to the Strangeloop acquisition) as well as salary raises awarded in mid 2013, (2) an increase $0.6 of overheads partially associated with the additional hired headcount (3) an increase of approximately $1.6 million from the weakening of the dollar against the NIS, and (4) an increase of $0.5 million was attributed to an increase in stock-based compensation expenses. See also “Stock based compensation expenses”, below. Such increase was partially offset by (1) a $0.9 million decrease in subcontractors costs in 2013 mainly due to replacements of subcontractors by employees, and (2) a decrease in depreciation expenses in the amount of $0.7 million, related to our R&D testing and lab equipment.

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

Excluding the exchange rates effect, we expect our R&D expenses in 2014 to be higher than in 2013, mainly due to continued expansion of our workforce, primarily the expected hiring of employees in research and development positions.

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

Sales and marketing expenses were $82.8 million in 2013, an increase of $6.2 million, or 8%, compared with sales and marketing expenses of $76.6 million in 2012. Intangible assets amortization expenses in 2013 decreased in an amount of $0.3 million from $1.2 million in 2012 to $0.9 million in 2013. Excluding these amortization expenses, sales and marketing expenses increased by $6.5 million, of which (1) $5.7 million was attributable to an increase in the average number of sales, technical support and marketing employees in the United States, EMEA and Asia Pacific regions (part of which due to the Strangeloop acquisition), as well as recruiting expenses and salary raises awarded in the beginning of 2013 to some of our employees, (2) $0.9 million relates to higher travel costs and overhead associated mainly to the increase in the number of our employees, (3) $0.6 million relates to the increase of our marketing expenses, mainly related to trade shows, events and seminars, and (4) $0.8 million relates to higher sales commissions. Such increase was partially offset by (1) $0.7 million attributed to a decrease in stock-based compensation expenses (see also “Stock based compensation expenses” below) and (2) a decrease in depreciation expenses in the amount of $0.8 million, mainly in connection with demo equipment. The impact of the weakening of the dollar compared to the NIS and Euro was offset by the strengthening of the dollar compared to most Asian currencies. For a discussion of the impact of foreign currency fluctuations our business, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

Excluding the effect of exchange rates, we expect our sales and marketing expenses in 2014 to be higher than in 2013, mainly due to the increase in the number of our employees engaged in marketing and sales positions and marketing activities to promote our new and improved products.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs and other general corporate expenses.

General and administrative expenses were $14.9 million in 2013, an increase of $5.2 million, compared with general and administrative expenses of $9.7 million in 2012. General and administrative expenses in 2013 included stock-based compensation expenses of $1.2 million, compared to stock-based compensation expenses of $0.9 million in 2012. The increase in stock based compensation expenses of $0.3 million is explained below under “Stock based compensation expenses”. Excluding stock based compensation expenses, general and administrative expenses increased in 2013 by $4.9 million, of which, (1) $3.5 million relates to litigation costs in connection with the intellectual property litigation, (2) $0.5 million relates to acquisition related expenses in connection with the acquisition of Strangeloop in February 2013, (3) $0.3 million was attributable to an increase in the average number of general and administrative employees and salary raises to our employees, (4) $0.4 million relates to the impact of the weakening of the dollar compared to the NIS, and (5) $0.2 million relates to the increase in bad debt expenses.

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

Excluding the effect of exchange rates, we expect our general and administrative expenses to continue to increase in 2014, due to legal costs we expect to incur in connection with the intellectual property litigation proceedings we are currently involved in.

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

Our total amount of stock based compensation expenses in 2013 totaled to $5.4 million, the same as in 2012. During 2013, we granted stock options to purchase 2.1 million shares at a weighted average grant-date fair value of $6.2 per option and 0.2 million RSUs at a weighted average grant-date fair value of $14.5 per RSU, compared to 0.8 million options granted during 2012, in an average grant-date fair value of $5.0 per option. The impact of the increase in quantities of options granted, as well as the relatively high grant-date fair value of the RSUs, on our stock-based compensation expenses in 2013 was offset by the decrease in the average grant-date fair value of the options granted during 2013 compared to 2012, and the fact that in 2012 the quantity of options granted was relatively low compared to 2011 allocations (which results in low amount of stock-based compensation expenses recorded in 2013 due to 2012 grants compared to stock-based compensation expenses recorded in 2012 due to 2011 grants).

Our total amount of stock based compensation expenses in 2012 totaled to $5.4 million, the same as in 2011. Grant date fair values of our equity-based payment awards granted during 2012 increased compared to fair values of awards granted during 2011, due to the increase in our average share price in 2012 compared to 2011 and 2010. However, during 2012 we granted only 0.8 million stock options, compared to 2.0 million in 2011 and 2.2 million in 2010. These two impacts offset each other in 2012.

Financial Income, Net.

Financial income, net consists primarily of interest earned on short-term and long-term bank deposits, amortization of premiums, accretion of discounts, interest and dividends earned on investments in marketable securities, and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Financial income, net was $4.5 million in 2013, compared with $4.8 million in 2012. A decrease of $0.7 million is attributed to the impact of changes in exchange rates in 2013, compared to 2012. An increase of approximately $0.4 million is attributed mainly to an increase of approximately $18.0 million in our average cash balance (including bank deposits and marketable securities) in 2013 compared to 2012.

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

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% for the 2013 tax year and 26.5% for the 2014 tax year. However, we have established approved enterprise programs, which are eligible for the tax benefits described below under the heading “Corporate Tax Rate.” These benefits result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income.  The tax rate depends upon the percentage of our income derived at that time from the approved enterprise and privileged program.  The tax benefits depend on our meeting the requirements of the approved enterprise program and there is no assurance that we will be able to obtain such benefits. In addition, our U.S. subsidiary has carry-forward tax losses to offset against future taxable profit. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly. We may incur tax expenses in 2014 which we anticipate to be at a rate of up to 12% of our pre-tax income.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world. In particular:

In August 2013 we reached a settlement with the ITA with respect to its demand for additional taxes for the years 2004, 2005, 2006 and 2008. The settlement calls for a total payment of NIS 8.3 million ($2.3 million) for the 2004 and 2005 tax years and no payments with respect to 2006 and 2008 tax years.

Tax expense for 2013 and 2012 amounted to $4.0 million; however our effective tax rate in 2013 increased to 18% from 11% in 2012. The increase in the effective tax rate was mainly due to increase in our income generated in the US, which is subject to higher tax rate. In addition, in August 2013 we reached a settlement with the Israeli Tax Authorities regarding our corporate tax returns from the years 2004, 2005, 2006 and 2008. The settlement amount was higher than our provision. The amount in excess (approximately $0.5 million) was recorded as an additional tax expense during 2013.

For additional disclosure and explanations regarding our income taxes, see note 12 to our financial statements. See also “Item 10E – Taxation – Israeli Tax Considerations.”

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

B.            Liquidity and Capital Resources

Working Capital and Cash Flows

In our opinion, the Company’s working capital is sufficient for the Company’s present requirements. Since our inception, we have financed our operations through a combination of issuing debt and/or equity securities, including two public offerings, research and development and/or marketing grants from the Government of Israel and cash generated by operations. Capital expenditures were $8.7 million, $9.3 and $5.7 for the years ended December 31, 2013, 2012 and 2011, respectively. These expenditures were mainly comprised of machinery and equipment, computers, lab equipment, testing tools and infrastructure to support our cloud based solutions. We expect to engage in additional capital spending to support possible growth in our operations, infrastructure and personnel. In 2014, we anticipate that the majority of our capital expenditures will be primarily for R&D testing, lab equipment and additional infrastructure to support our cloud based solutions.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands):

	2013	2012	2011
Net cash provided by operating activities	30,200	51,520	41,990
Net cash used in investing activities	(29,987)	(59,886)	(49,212)
Net cash provided by (used in) financing activities	(194)	11,028	9,324

Net cash provided by operating activities for 2013, 2012 and 2011 was $30.2 million, $51.5 million and $42.0 million, respectively. Our net income in 2013, 2012 and 2011 was $18.1 million, $31.8 million and $21.3 million, respectively.

Net cash provided by operating activities in 2013 consisted primarily of net income adjusted for non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible assets, and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities plus an increase in other payables and accrued expenses and deferred revenues, partially offset by a decrease in trade payables and an increase in trade receivables, inventories and deferred income taxes.

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

Net cash used in investing activities amounted to $30.0 million for 2013, compared to net cash used in investing activities of approximately $59.9 million for 2012, and net cash used in investing activities of approximately $49.2 million for 2011.  Cash used in investing activity in 2013 consisted primarily of purchase of bank deposits, marketable securities, net cash paid in connection with the acquisition of Strangeloop and purchase of property and equipment.

Cash was used in investing activities in 2012 and 2011 mainly for the purchase of bank deposits, marketable securities and purchase of property and equipment.

Net cash used in financing activities in 2013 was $0.2 million, compared to net cash provided by financing activities of $11.0 million for 2012 and $9.3 million for 2011. In 2013, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares in the amount of $7.9 million, which was offset by proceeds from issuance of shares upon exercise of options by our employees under our Key Employee Share Option Plans and from adjustment of excess tax benefit from stock based compensation.

Cash provided by financing activities in 2012 and 2011 was generated from proceeds from issuance of shares upon exercise of options by our employees under our Key Employee Share Option Plan[s] and Employee Stock Purchase Plan[s] (see “Item 6E – Directors Senior Management and Employees – Share Ownership - Key Employee Share Incentive Plan and Employee Stock Purchase Plan”) and from adjustment of excess tax benefit from stock based compensation.

As of December 31, 2013, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities, of $285.7 million, compared to $274.9 million as of December 31, 2012 and $219.1  million as of December 31, 2011. As of December 31, 2013, approximately 60% of our short-term and long-term bank deposits were deposited in major Israeli banks in Israel which are rated AA+, as determined by the Israeli affiliate of S&P, and 40% were deposited in the U.S. branch of another major Israeli bank which is also rated AA+, as determined by the Israeli affiliate of S&P. As of December 31, 2013, the maximal contractual duration of any of our bank deposits was 2 years, the weighted average duration of our deposits was 1.8 years, and the weighted average time to maturity was slightly less than a year. Our marketable securities portfolio includes investments in foreign banks and government debentures and in corporate debentures. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States.  As of December 31, 2013, 54% of our marketable securities portfolio was invested in debt securities of financial institutions, 6% in debt securities of governmental institutions and 40% in debt securities of corporations. No more than 2% of our total investments portfolio was invested in debt securities of one issuer. From a geographic prospective, 54% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 26% was invested in debt securities of European issuers and 20% was invested in debt securities of other geographic-located issuers. As of December 31, 2013, 95% of our marketable securities portfolio were rated A- or higher, as determined by S&P, and 5% were rated BBB or BBB+.

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

The days-sales-outstanding (DSO) for a given period is calculated by dividing the end-of-period balance of accounts receivable by the average daily sales in the period. The average quarterly DSO (computed over the four quarters of the year) was 48 days for 2013, compared with 32 days in 2012 and 33 days in 2011. When computed annually, the DSO is 47 days in 2013, compared with 36 days in 2012 and 27 days in 2011.

DSO increased in 2013 mainly due to the linearity of our revenues throughout 2013 and in particular in the last few months of 2013. During December 2013 we issued invoices to our customers in a total amount of $32.8 million, compared to invoices issued during December 2012 in a total amount of $24.7 million. Due to the fact that most of these invoices are not collected within the same month of issuance, but only in the following months, and due to the fact that our total revenues for 2013 increased only slightly compared to 2012, this change in linearity impacted our DSO materially.

Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our operating expenses.  Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy.  In March 2009, we purchased Nortel’s Layer 4-7 application delivery business for total consideration of $18.0 million, with additional transaction related costs of $2.5 million, and, in February 2013, we purchased Strangeloop for total consideration of $8.4 million in cash and additional transaction related costs of up to $0.5 million.

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

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2013, we had 292 employees and 49 subcontractors engaged primarily in research and development activities, compared to 251 employees and 77 subcontractors at the end of 2012.

For a further discussion of research and development, see “Item 5A – Operating and Financial Review and Prospects – Operating Results.”

For a discussion regarding the benefits provided under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, see “Item 4B – Information about the Company – Business Overview – Israeli Office of Chief Scientist.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2013 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating leases(1)	6,615	3,109	2,806	700	-
Total contractual cash obligations (2)(3)	6,615	3,109	2,806	700	-

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2014 to 2018, although certain of our leases have renewal options. The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2013.

(2) Payments for uncertain income tax positions of $5.4 million under ASC 740 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(r) and 12(a) of our Consolidated Financial Statements.

(3) Severance payments of $3.6 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Of this amount, $0.3 million is unfunded. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(t) of our Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position

Yehuda Zisapel (1)	72	Chairman of the Board of Directors
Yair Tauman (2)(3)(4)(5)	65	Chairman of the Compensation Committee and Director
David Rubner (1)(3)(4)(5)	74	Chairman of the Audit Committee and Director
Hagen Hultzsch (4) (5) (6)	73	Director
Yael Langer (6)	49	Director
Avraham Asheri (1) (4) (5)	76	Director
Joel Maryles (4)(6)	54	Director
Roy Zisapel (2)	43	Chief Executive Officer, President and Director
Meir Moshe	60	Chief Financial Officer
Sharon Trachtman	47	VP, Global Marketing
Yoav Gazelle	44	VP Sales EMEA & CALA
Terence Ying	52	VP Sales APAC
David Aviv	58	VP Advanced Technologies

(1)  Term as director expires at the annual meeting of shareholders to be held in 2015.
(2)  Term as director expires at the annual meeting of shareholders to be held in 2016.
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

Prof. Yair Tauman has served as a member of the Board of Directors since October 2010. He has been the Dean of the Arison School of Business in the Interdisciplinary Center (IDC) in Herzliya, Israel since January 2010 and is also a Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York.  His areas of research include game theory and industrial organization. Prof. Tauman currently serves on the board of directors of several companies from different sectors including online auctions, financial information, education and IT, one of which, ADVFN Plc, is traded on the London Stock Exchange. Prof. Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

David Rubner has served as a member of the Board of Directors since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and a Partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991 to 2000, he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Elbit Imaging, Ltd. and other public and private companies. He also serves on the boards of trustees of Bar-Ilan University, Shaare Zedek Hospital and is Chairman of the Petah Tikva Foundation. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London, England and an M.S. degree from Carnegie Mellon University.

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

Yael Langer has served as a member of the Board of Directors since July 2009. Ms. Langer has served as the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998. Since December 2000, Ms. Langer has served as a director in Ceragon Networks Ltd., a company publicly-traded on NASDAQ and the Tel-Aviv stock markets. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd., the underwriting and investment banking subsidiary of Bank Hapoalim. Prior to that, Ms. Langer was an attorney in the firm of Shimron, Molcho, Persky in Jerusalem. Ms. Langer holds an L.L.B. degree from The Hebrew University, Israel.

Avraham Asheri has served as a member of the Board of Directors since July 2009. Mr. Asheri currently serves on the board of directors and several committees of the following companies: Elron Electronic Industries Ltd., Elbit Systems Ltd., Koor Industries Ltd., and Micronet Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991 to 1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee, and member of the Audit Committee of the Jerusalem Foundation and Board member and Chairman of Finance Committee of Mishkenot Sha’ananim. Mr. Asheri holds a BA degree in economics and political science from The Hebrew University, Israel.

Joel Maryles has served as a member of the Board of Directors since January 2014. He held numerous senior positions in the financial sector over the past three decades.  From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded. From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney.   From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including Managing Director focused on Israeli technology and healthcare transactions.   Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors.  Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. from the University of Chicago.

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

Yoav Gazelle has served as our Vice President, EMEA & CALA since June, 2013. Prior to joining Radware, between July, 2000 and March, 2013, Mr. Gazelle held a variety of sales, marketing and business development positions in ECI Telecom Ltd., including President, Head of Europe and the Americas from January, 2012 to March, 2013. Mr. Gazelle holds a B.Sc. degree in electrical and electronic engineering cum laude from the Technion – The Israeli Institute of Technology, Israel.

Terence Ying has served as our Vice President, APAC since April 2002. Prior to joining Radware, between 1998 to 2002, Mr. Ying held a series of senior positions with Nortel Networks’ APAC division, including as Marketing Director for the Intelligent Internet Business Unit, Managing Director of Greater China for Alteon WebSystems (acquired by Nortel in 2000) and the Enterprise Director for Nortel in Hong Kong. Mr. Ying holds a M.S. degree in IT management from the Macquarie University of Australia.

David Aviv has served as our Vice President, Advanced Services, since 2004. Prior to Radware he was the VP Engineering of Ofek, an Israel based ILEC and a senior consultant. Prior to that Mr. Aviv served in the IAF as a senior technical leader till 2000. Mr. Aviv serves as the Technical Chairman of the  Israeli Telecom Standards Body committee. Mr. Aviv holds a Ph.D. degree in Electrical Engineering (EE) from the Naval Postgraduate School in Monterey, California, a B.S. degree in Electrical Engineering from Ben-Gurion University and an M.S. degree in Electrical Engineering from Tel Aviv University, Israel.

Additional Information

Under NASDAQ requirements, a majority of the members of our Board of Directors are required to be “independent” as defined under NASDAQ Marketplace Rules. We currently satisfy this requirement because five of our eight directors (Mr. David Rubner, Prof. Yair Tauman, Mr. Avraham Asheri, Dr. Hagen Hultzsch and Mr. Joel Maryles) qualify as “independent directors” under the NASDAQ Marketplace Rules.

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

	Salaries, fees, commissions and bonuses		Pension, retirement and other similar benefits
2012 - All directors and officers as a group, consisting of 15 persons	$2,583,000	*	$349,000	*
2013 - All directors and officers as a group, consisting of 15 persons	$3,064,000	*	$419,000	*

* All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2013, including two executive officers whose service expired in December 2013 and March 2014.

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

In addition, our non-employee directors, including external directors, are entitled to a grant of options under our stock option plans to purchase 20,000 ordinary shares for each year in which such non-employee director holds office. The options will be granted for three years in advance, and every director receives an initial grant of options to purchase 60,000 ordinary shares which vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting. The grant will be made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

During 2013 and the first two months of 2014 , we granted to our directors and officers listed in Item 6A above options to purchase, in the aggregate,1,240,000 ordinary shares at a weighted average exercise price per share of $14.68. The options expire sixty-two months after grant.

Chief Executive Officer Compensation

Mr. Roy Zisapel, our Chief Executive Officer and President, is a co-founder of our company, and has served in such position and as a director since our inception in May 1996. The key terms of Mr. Zisapel’s employment with us (directly and/or with our subsidiaries), as approved by our shareholders, are as follows:

•
Gross base salary of $300,000 (or the equivalent in NIS) per annum. In addition, he is entitled to a temporary quarterly payment of $25,000, effective as of the January 1, 2012 as compensation for his additional duties and tasks in the United States as manager of our entire on-going North Americas activities. The additional amount will be payable for as long as Mr. Zisapel maintains this additional position;

•
Annual bonus of up to $300,000 (or the equivalent in NIS). The milestones and criteria for the annual bonus for the years 2013, 2014 and 2015 were approved by our shareholders and consist of several performance targets (namely revenues, profitability, business development, product development, product quality and overall performance). Our Board of Directors, following recommendation and approval of our Compensation Committee, may defer the payment of up to 10% of the annual bonus to which the Chief Executive Officer would otherwise be entitled in the applicable year to the following year and/or condition such payment by reaching one or more of the targets set for the following year;

•	Company car and all related expenses, except related taxes;

•	Contributions for the benefit of Mr. Zisapel to the Company’s Managers Life Insurance Policy and Work Disability Insurance;

•	Vacation and recreation pay;

•	Education Fund (“Keren Hishtalmut”); and

•	Medical Insurance.

•
Mr. Zisapel has also received several grants of stock options, following approval of our shareholders: On December 31, 2007, we granted 1,000,000 stock options with an exercise price of $7.61 per share, which expire on December 31, 2014. The vesting of these options was contingent upon the increase in the market price of our ordinary shares compared to the closing share price on NASDAQ immediately prior to the time that the shareholder meeting was convened.  All of these options have fully vested.

•
On July 19, 2009, we granted 800,000 stock options  with an exercise price of $4.39 per share. Half (50%) of these options became exercisable two years following the grant, 25% of those options became exercisable three years following the grant and the remainder are exercisable four years following the grant. The options expire 62 months from the grant date, i.e., on September 18, 2014.

•
On October 3, 2013, we granted 800,000 stock options with an exercise price of $13.89 per share. Half (50%) of these options will become exercisable two years following the grant, 25% of those options will become exercisable three years following the grant and the remainder are exercisable four years following the grant. The options expire 62 months from the grant date, i.e., on December 3, 2018.

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

Our Articles of Association provide for a Board of Directors of not less than five and not more than nine directors.  Currently, our Board of Directors consists of eight directors, including the external directors (as described below).  In accordance with current NASDAQ requirements, nominees for election as directors are approved and recommended to the Board of Directors by a decision of a majority of our independent directors.

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors (other than our external directors) is divided into three classes with each class of directors serving until the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors
Class I	2015	Yehuda Zisapel and Avraham Asheri
Class II	2016	Roy Zisapel and Joel Maryles*
Class III	2014	Hagen Hultzsch and Yael Langer

* Mr. Maryles was appointed in January 2014 and, in accordance with our articles of association, will be presented for election in the next annual general meeting of shareholders for a term of two years, ending on the annual general meeting to be held in 2016.

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

The above classification does not apply to Mr. David Rubner and Prof. Yair Tauman, who were appointed as external directors and whose term of appointment ends in 2015 and 2016, respectively.

For a description of how long our directors and officers have served in their current positions, please see “Item 6A - Directors, Senior Management and Employees – Directors and Senior Management”.

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, are required to appoint at least two external directors.  External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual’s control) may not have, and may not have had at any time during the previous two years, any “affiliation” with:

•	the company, the company’s controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or

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

Currently, Mr. David Rubner and Prof. Yair Tauman qualify as external directors under the Companies Law and were elected by the general shareholders meetings held in November 2012 and October 2013, respectively, to serve as our external directors for three-year terms ending in 2015 and 2016, respectively.

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

Compensation Committee

Pursuant to applicable NASDAQ rules, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by either a compensation committee comprised solely of independent directors or a majority of the independent directors. Under NASDAQ rules that became effective on July 1, 2013, compensation committees are to be granted additional authority and responsibilities with respect to the hiring of compensation advisors and other advisors. Under a recent amendment to the Companies Law, our Board of Directors is required to appoint a compensation committee comprised of at least three directors and which shall include all of the company’s external directors. The other members of the compensation committee must satisfy certain independence standards under the Companies Law, and the chairman is required to be an external director. Under the Companies Law, the role of the compensation committee includes recommending to the Board of Directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; reviewing, from time to time, modifications to the compensation policy and examining its implementation; approving the actual compensation terms of office holders prior to approval thereof by the Board of Directors; and resolving whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval

Our Compensation Committee was created in 1999 as the Share Incentive Committee and was renamed the Compensation Committee in 2004. Pursuant to its charter, the Compensation Committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue options under our stock option plans. The Compensation Committee reviews and determines, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s Chief Executive Officer and other executive officers.

The Compensation Committee currently consists of Mr. David Rubner and Prof. Yair Tauman, who are also our external directors, and Dr. Hagen Hultzsch and Mr. Avraham Asheri, all of whom are independent directors.

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Board and Committee Meetings

Name of Body	No. of Meetings in 2013	Average Attendance Rate
Board of directors	9	97%
Audit committee	6	90%
Compensation committee	4	90%

Each director attended at least 89% of all Board meetings.

Directors’ Service Contracts

Except as described in Item 6B above, we do not, as of the date of filing of this Annual Report, have service or employment contracts with our directors providing for benefits upon termination of employment.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. Ms. Dana Gottesman – Erlich, CPA, CIA, Partner in BDO Ziv Haft, CPAs is our internal auditor.

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

Approval of Office Holder Compensation

Under the Companies Law every Israeli public company, such as Radware, must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company’s compensation policy. In October 2013, our shareholders approved the compensation policy for our executive officers and directors.

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

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As at December 31,
	2013		2012		2011
Approximate numbers of employees and subcontractors by geographic location
Israel	394	(**)	366		327
United States	153		130		120
Other	307	(*)	304	(*)	286	(*)
Total workforce	854		800		733
Approximate numbers of employees and subcontractors by category of activity
Research and development	341	(*)	328	(*)	306	(*)
Sales, technical support, business development and marketing	405		375		340
Management, operations and administration	108		97		87
Total workforce	854	(**)	800		733

(*) Include 49, 77 and 98 subcontractors, as of December 31, 2013, 2012 and 2011, respectively.
(**) Include 13 employees and contractors of Radyoos, our Israeli-based subsidiary which is engaged in developing and operating a web-based e-commerce platform, and not in our core business.

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

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 24, 2014. The percentage of outstanding ordinary shares is based on 45,220,566 ordinary shares outstanding as of March 24, 2014.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,805,845	6.20%
Roy Zisapel (2)	2,690,904	5.72%
Avraham Asheri (3)	*	*
Hagen Hultzsch (3)	*	*
Yael Langer (3)	*	*
David Rubner (3)	*	*
Yair Tauman (3)	*	*
Joel Maryles (3)	*	*
Meir Moshe (3)	*	*
David Aviv (3)	*	*
Sharon Trachtman (3)	*	*
Yoav Gazelle (3)	*	*
Terence Ying (3)	*	*
All directors and executive officers as a group (13 persons) (4)	6,271,841	13.20%

(1) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 2,255,777 are held directly by Yehuda Zisapel; (ii) 7,602 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $4.39 per share, expiring in September 2014; (iii) 522,466 are held of record by Carm-AD Ltd., an Israeli company wholly-owned in equal shares by Yehuda Zisapel and Nava Zisapel; and (iv) 20,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $16.21 per share, expiring in January 2018. In addition, Nava Zisapel directly holds 2,505,243 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(2) Consists of 890,904 shares and 1,800,000 options to purchase ordinary shares, which are fully vested or which will be fully vested within the next 60 days. The options consist of 800,000 options at an exercise price of $4.39 per share which expire in September, 2014 and 1,000,000 options at an exercise price of $7.61 per share which expire in December 2014.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Consists of 3,961,739 shares and 2,310,102 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of (i) 852,602 options at an exercise price of $4.39 which expire in September 2014, (ii) 20,000 options at an exercise price of $4.50 which expire in September 2014, (iii) 110,000 options at an exercise price of $7.81 which expire in December 2014, (iv)1,000,000 options at an exercise price of $7.61 which expire in December 2014, (v) 20,000 options at an exercise price of $5.79 which expire in January 2015, (vi) 20,000 options at an exercise price of $7.65 which expire in March 2015, (vii) 60,000 options at an exercise price of $11.94 which expire in June 2015, (viii) 60,000 options at an exercise price of $17.29 which expire in December 2015,  (ix) 22,500 options at an exercise price of $17.97 which expire in December 2015, (x) 25,000 options at an exercise price of $16.40 which expire in September 2016, (xi) 60,000 options at an exercise price of $12.34 which expire in November 2016, and (xii) 60,000 options at an exercise price of $16.21 which expire in January 2018. In addition, Nava Zisapel directly holds 2,505,243 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

Key Employee Share Incentive Plan

In August 1997, we adopted our Key Employee Share Incentive Plan (1997), as amended, or the Share Incentive Plan. Under the plan stock options as well as restricted stock units, or RSUs, may be granted to employees employed by us or by our affiliates.

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

In addition, the Share Incentive Plan provides that, unless otherwise determined otherwise by our Board of Directors (or a committee thereof), in the event of a “Hostile Takeover”, which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares (other than a purchase by Mr. Yehuda Zisapel), the vesting of all or a portion of our outstanding equity awards, including stock options, will accelerate. As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer.

Options granted pursuant to the Share Incentive Plan are typically granted for a term of sixty-two months from the date of the grant of the option. As of December 31, 2013, (i) 24,259,912 ordinary shares have been reserved for equity grants under the plan, of which we have granted options to purchase 23,130,423 ordinary shares at a weighted average exercise price of $6.92 per ordinary share and (ii) 185,215 RSUs have been issued under the plan.

The Share Incentive Plan allows the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2013, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

Directors and Consultants Option Plan

In February 2000, we adopted a Directors and Consultants Option Plan, which is administered by our Compensation Committee. Options granted pursuant to our Directors and Consultants Options Plan are for a term of sixty-two months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Share Incentive Plan.  The Directors and Consultants Option Plan relies on the 24,259,912 ordinary shares reserved for option grants shares under the Share Incentive Plan which can be rolled over between such plans. The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares.

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (“ESPP”), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year offering periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2013, 255,560 shares have been purchased under the ESPP. During 2013, no shares have been purchased under the ESPP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 24, 2014, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares

FMR LLC (1)	5,239,066	11.59%
Morgan Stanley (2)	4,233,616	9.36%
Rima Senvest Management, LLC (3)	4,124,918	9.12%
Cadian Capital Management, LLC (4)	3,471,083	7.68%
Nava Zisapel (5)	3,027,709	6.70%
Yehuda Zisapel (6)	2,805,845	6.20%
Roy Zisapel (7)	2,690,904	5.72%
Federated Investors, Inc. (8)	2,519,900	5.57%

(1) This information is based on information provided in the Amendment No. 1 to Statement on Schedule 13G filed with the SEC by FMR LLC on February 14, 2014. Based on the Schedule 13G previously filed with the SEC by FMR, FMR beneficially owned, as of May 10, 2013, 5,705,830 ordinary shares.

(2) This information is based on information provided in the Amendment No. 1 to Statement on Schedule 13G filed with the SEC by Morgan Stanly on January 28, 2014. Based on the Schedule 13G previously filed with the SEC by Morgan Stanly, Morgan Stanly beneficially owned, as of April 12, 2013, 1,482,928 ordinary shares.

(3) Shares are beneficially owned by Rima Senvest Management, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 7 to Statement on Schedule 13G filed with the SEC by Mr. Mashall and Rima on February 13, 2014. Based on previous amendments to the Schedule 13G filed with the SEC by Mr. Mashall and Rima, Rima beneficially owned, as of February 14, 2013, 6.87% of our outstanding ordinary shares, as of February 14, 2012, 7.81% of our outstanding ordinary shares and as of March 18, 2011, 7.35% of our outstanding ordinary shares.

(4) This information is based on information provided in the Amendment No. 3 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LLC and Mr. Eric Bannasch on February 14, 2014. Based on the Schedule 13G previously filed with the SEC by Cadian and Mr. Bannasch they beneficially owned, as of February 14, 2013 8.10% of our outstanding ordinary shares, as of February 14, 2012, 5.09% of our outstanding ordinary shares.

(5) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,505,243 are held directly; and (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Nava Zisapel;  As noted in note 1 in “Item 6E – Share Ownership,” Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(6)  Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel, (i) 2,255,777 are held directly; (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Yehuda Zisapel; (iii) 7,602 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $4.39 per share, expiring in September, 2014; and (iv) 20,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of 16.21 per share, expiring in January, 2018. As of March 25, 2012 Mr. Zisapel owned 13.26%, as of March 18, 2011 Mr. Zisapel owned 14.13% and as of April 10, 2010 Mr. Zisapel owned 16.91% of our outstanding shares.  As noted in note 1 in “Item 6E – Share Ownership,” Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(7)  Includes: (i) 890,904 ordinary shares held directly; and (ii) 1,800,000 options to purchase ordinary shares, which are fully vested or which will be fully vested within the next 60 days. The options consist of 800,000 options at an exercise price of $4.39 per share which expire in September, 2014 and 1,000,000 options at an exercise price of $7.61 per share which expire in December 2014.

(8)  Shares are beneficially owned by Federated Investors, Inc. (the “Parent”) the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the “Investment Advisers”), which act as investment advisers to registered investment companies and separate accounts that own our shares of common stock. The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is wholly owned subsidiary of Federated Investors, Inc., the Parent. All of the Parent’s outstanding voting stock is held in the Voting Shares Irrevocable Trust (the “Trust”) for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the “Trustees”). This information is based on information provided in the Amendment No. 6 to Statement on Schedule 13G filed with the SEC by Parent, the Trust and the Trustees on February 12, 2014. Based on previous amendments to the Schedule 13G filed with the SEC by Federated Investors, Inc., it beneficially owned, as of February 12, 2013 5.80% of our outstanding ordinary shares, as of February 9, 2012 6.40% of our outstanding ordinary shares and as of March 18, 2011, 7.48% of our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 26, 2014, there were 31 holders of record of our ordinary shares, of which 18 record holders, holding approximately 11.57% of our ordinary shares, had registered addresses in Israel, and of which 11 record holders, holding approximately 88.43% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 88.42% of our outstanding ordinary shares as of said date).

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

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by Messrs. Zohar Zisapel and Yehuda Zisapel:

•
One lease (the “Headquarters Lease”) is a five-story building in Tel Aviv, Israel, consisting of approximately 36,000 square feet, plus storage and parking space. The lease expires in November 2017. The annual rent amounts to approximately $867,000.

•
The second lease consists of two floors in the Or Tower in Tel Aviv, Israel with approximately 30,000 square feet, plus parking spaces. The lease expires in May 2014. The annual rent for such two floors amounts to approximately $625,000.

•
The third lease consists of one floor in the second wing of Or Tower in Tel Aviv, Israel, with approximately 12,000 square feet, plus parking spaces. The lease expires in May 2014. The annual rent amounts to approximately $340,000.

•
We lease approximately 6,300 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. This lease expires in August 2014. The annual rent amounts to approximately $111,000.

•
In addition, we lease approximately 15,000 square feet of space in Jerusalem, Israel, for manufacturing facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. This lease expires in August 2016. The annual rent amounts to approximately $177,000

We entered into an agreement with RAD Data Communications, Inc., a company controlled by Yehuda and Zohar Zisapel, pursuant to which we lease approximately 14,800 square feet in Mahwah, New Jersey, consisting of approximately 10,600 square feet of office space and 4,300 square feet of warehouse space, in consideration for annual rent of approximately $234,000 (including taxes, electricity and management fees). The lease expires on April 20, 2014. We have exercised an option to extend such lease for an additional period of one year. During the extended period, the annual rent amounts to approximately $234,000.

Distribution Agreement

Bynet Data Communications Ltd., a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet Data Communications Ltd. under which we provide Bynet Data Communications with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet Data Communications (and other companies in the RAD-Bynet Group) amounted to approximately $4.2 million in 2013, compared to $6.2 million in 2012.

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

A.            Consolidated Statements and other Financial Information

Financial Statements

See “Item 18 - Financial Statements”.

Export Sales

For the year ended December 31, 2013, the amount of our export sales (i.e., sales outside Israel) was approximately $187 million, which represents 97% of our total sales.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability, other than as set forth below.

SNMP Intellectual Property Claim

In November 2011, SNMP Research International, Inc. and SNMP Research, Inc. commenced a lawsuit in the United States Bankruptcy Court for the District of Delaware against Nortel Networks, Inc. (and certain of its affiliates entities), Genband US LLC, GENBAND, Inc., Performance Technologies, Inc., Perftech (PTI) Canada, Avaya, Inc. and Radware, Ltd.  SNMP alleges that the Company has infringed certain of SNMP’s copyrights, misappropriated certain of SNMP’s trade secrets, were unjustly enriched, and converted certain of SNMP’s intellectual property.  SNMP has asserted that as part of the Company’s acquisition of the Layer 4-7 Application Delivery business from Nortel Networks in March 2009, the Company received certain intellectual property of SNMP Research that was embedded in the Layer 4-7 business.  The complaint does not specify the amount of damages and requests that such amount be determined at trial.  The Company was served with the complaint in Israel in March 2013 and advised SNMP Research that it diligently investigated whether software received from Nortel included SNMP Software, and based on such investigation no SNMP Software was found.  The Company moved to dismiss the action in May 2013 based on failure of the complaint to plead facts sufficient to state plausible causes of action for which relief can be granted.  Oral argument on the motion was conducted on October 29, 2013.  On December 10, 2013, Chief Judge Gross granted our motion and dismissed the complaint as to us.  SNMP filed an amended complaint with the same claims on December 27, 2013, but the Company has not yet been served with the amended complaint.  The Company is discussing settlement with SNMP. Draft settlement agreements have been exchanged which impose no liability on the Company. If settlement is not reached and SNMP Research does not voluntarily dismiss the amended complaint against the Company, the Company intends to vigorously defend the litigation, and cannot estimate what impact, if any, the litigation may have on our results of operations, financial condition or cash flows.

Parallel Networks Intellectual Property Claim

On December 23, 2013, Parallel Networks, LLC filed suit in the United States District Court for the District of Delaware, alleging infringement of U.S. Patents relating to the Company’s products that offer certain caching and URL re-writing features.  The Company denies that it has infringed any valid claims of the asserted patents and has filed counterclaims for a declaration that the Company’s products do not infringe and that the asserted patents are invalid.  The Company intends to continue to vigorously oppose Plaintiff’s claims. However, since the litigation is still in a preliminary stage, we cannot estimate what impact, if any, the litigation may have on our results of operations, financial condition or cash flows.

F5 Intellectual Property Counterclaim

On August 29, 2013, F5 Networks Inc. (“F5”) filed an amended answer and counterclaim in an action brought by the Company against F5 on May 1, 2013 for infringement of three of the Company’s patents regarding link load balancing technology.  In its counterclaim, F5 alleged infringement of four F5 patents related to cookie persistence technology.  In particular, while F5 acknowledged that the Company is licensed to each of the F5 patents-in-suit, F5 contends that the Company’s AppDirector and Alteon product lines perform unlicensed modes of the patents-in-suit.  F5’s counterclaim further alleged trade libel and unfair competition resulting from statements made by the Company asserting that F5 is responsible for certain internet service problems at major banks, including the Bank of America.  On December 6, 2013, Radware filed an answer denying the allegations in F5’s counterclaims.  No date has been set for trial in this matter and we currently cannot estimate what impact, if any, the litigation may have on our results of operations, financial condition or cash flows.

BB&T Indemnification Claim

On October 22, 2012, Branch Banking and Trust Co. (“BB&T”) filed a third-party complaint in the Eastern District of Texas against Radware Inc.,  seeking indemnification for patent infringement claims brought by TQP Development LLC (“TQP”) against BB&T in the same court.  The complaint alleges that BB&T purchased certain products from Nortel Networks Inc. (“Nortel”) and Covelight Systems Inc. and that TQP has alleged that BB&T’s use of these products infringes certain TQP patents.  BB&T further alleges that Radware is the successor in interest to Nortel and Covelight and that Radware, Inc. has refused to defend and hold BB&T harmless against TQP’s allegations in breach of BB&T’s agreements and warranties with Nortel and Covelight.  On January 14, 2013, Radware filed an answer and counterclaim denying that Radware has any indemnity obligations to BB&T and seeking declaratory judgment as to each of BB&T’s asserted causes of action.  On April 8, 2013, the Court granted BB&T’s motion to dismiss its action against Radware without prejudice. On September 6, 2013 TQP moved to dismiss all claims against BB&T.  On January 14, 2014 Magistrate Judge Payne issued an order recommending granting TQP’s motion to dismiss.

ITA Litigation

In August 2013 the Company reached a settlement with the Israeli Tax Authorities regarding the Company’s corporate tax returns from the years 2004, 2005, 2006 and 2008. The settlement amounted to a total payment of NIS 8.3 million ($2.3M). The Company had provisions for the related years in the amount of NIS 6.4 million ($1.8M). The amount in excess (approximately $500) was recorded as an additional tax expense during 2013. During 2013 the ITA began assessment of 2009-2011 tax years.

Dividend Distribution Policy

We have never paid and do not intend to pay cash dividends on our ordinary shares in the foreseeable future. While we may engage from time to time in “buy-back” programs of our shares, our policy is to retain earnings and other cash resources to continue the development and expansion of our business.  Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions. See also Item 10B “- Dividend and Liquidation Rights.”

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

The following table sets forth the high and low sale price for our ordinary shares as reported by the NASDAQ Global Select Market and TASE for the periods indicated:

	NASDAQ Global Select Market
	High	Low

2009	$7.56	$2.58
2010	$19.89	$7.46
2011	$21.37	$9.91

2012
First Quarter	$18.72	$14.48
Second Quarter	$19.87	$17.59
Third Quarter	$19.38	$14.52
Fourth Quarter	$17.96	$15.56
ANNUAL	$19.87	$14.48

2013
First Quarter	$19.28	$16.70
Second Quarter	$18.79	$13.76
Third Quarter	$15.24	$13.70
Fourth Quarter	$17.98	$13.78
ANNUAL	$19.28	$13.70

Most recent six months
2013
October	$15.24	$13.78
November	$17.00	$14.54
December	$17.98	$16.67

2014
January	$19.22	$16.77
February	$17.56	$16.40
March (*)	$18.18	$16.62

*Through March 24, 2014

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are listed for quotation on the NASDAQ Global Select Market under the symbol “RDWR”.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Shares; Transfer of Shares

Our registered capital is divided into 60,000,000 ordinary shares of nominal (par) value NIS 0.05 each.  There are no other classes of shares.  All of our outstanding shares are fully paid and non-assessable.  The shares do not entitle their holders to preemptive rights and fully paid ordinary shares may be freely transferred pursuant to our Articles of Association unless such transfer is restricted or prohibited by another instrument.

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

The Companies Law also provides that an acquisition of shares of a public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a 25% or greater shareholder of the company and there is no 25% or greater shareholder in the company, or (2) the purchaser would become a 45% or greater shareholder of the company and there is no 45% or greater shareholder in the company.  These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. A “special” tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  In general, the tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

See the summary of the terms of the Headquarters Lease in “Item 7B – Major Shareholders and Related Party Transactions – Related Party Transactions – Lease of Property.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 25% for the 2013 and 26.5% for the 2014 tax year. Following an amendment to the Tax Ordinance, which came into effect on January 1, 2014, the Corporate Tax rate is scheduled to remain at a rate of 26.5% for future tax years. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate. However, the effective tax rate payable by a company which derives income from an approved enterprise (as further discussed below) may be considerably less.

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

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years from the first day of the Year of Election. The tax benefits granted to a Privileged Enterprise are determined, as applicable to its geographic location within Israel, according to the following new tax route, which may be applicable to us:

•
Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Privileged Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  If the company distributes a dividend out of income derived from the Privileged Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate of the gross amount (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Privileged Enterprise; and

•
Tax exempt profits, resulting from utilization of tax benefits under the Amendment to the law might be subject to future taxation on the corporate level upon distribution to shareholders by a way of dividend or liquidation.

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

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011 and 2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax year 2013 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel, and in the tax year 2014 and onwards the reduced tax rate will be 9% for development area A and 16% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•
A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, which tax rate was increased to 20% for dividends paid from preferred income which was accumulated from 2014 and onwards, and with an exemption from such withholding tax applying to dividends paid to an Israeli company.

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

We examined the possible effect of the 2011 Amendment on our financial statements, if at all, and as of the date of this report, we do not believe we will opt to apply the amendment for the 2013 tax year.

A substantial portion of our taxable operating income is derived from our Privileged Enterprise programs and we expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from such programs.

Captured Earnings – 2012 amendment

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

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

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  However, under the Investments Law, dividends generated by an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, are taxed at the rate of 15%-20%.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by an Approved Enterprise, Privileged Enterprise or Preferred Enterprise, are taxed at the rate of 15% under the U.S.-Israel Tax Treaty.

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

U.S. Holders may have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder.  These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year generally cannot exceed the pre-credit U.S. tax liability for the year attributed to non-U.S. source taxable income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will generally be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares.  Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year is long-term capital gain, and may be eligible for a reduced rate of taxation for individuals, estates or trusts (currently taxable at a maximum of 20%).  Gains recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.  A loss recognized by a U.S. Holder on the sale, exchange or other disposition of our ordinary shares is allocated to U.S. source income.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of our ordinary shares may be subject to limitations.  A U.S. Holder that receives foreign currency upon disposition of our ordinary shares and subsequently converts the foreign currency into U.S. dollars or disposes of such foreign currency, may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

Passive Foreign Investment Company Status.  We will be a passive foreign investment company (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either (i) 75 percent or more of our gross income in a taxable year is passive income or (ii) the average percentage of our total assets (by value, determined on a quarterly basis)  that are passive assets during the taxable year is at least 50 percent.  If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares.  The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value on the date of death and, instead, would generally have a tax basis in such shares equal to the lower of the decedent’s basis or the fair market value of such shares on the date of the decedent’s death. Further, if we are a PFIC, each U.S. Holder generally will be required to file an annual report with the IRS.

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

As indicated above, we will be a PFIC for any taxable year if the average percentage (by fair market value determined on a quarterly basis) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods besides the market capitalization approach in certain other valuation contexts. For our 2013 taxable year, we believe that we should not be classified as a PFIC. However, there can be no assurance that the IRS will not challenge this treatment and it is possible that the IRS could attempt to treat us as a PFIC for 2013 and possibly prior taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets and market capitalization, including the future price of our ordinary shares, which are all relevant to this determination of whether we are classified as a PFIC.  Accordingly, there can be no assurance that we will not become a PFIC in 2013 or in other taxable years.

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

Certain individuals who are U.S. Holders may be required to file a Form 8938 to report their ownership of specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds. U.S. Holders are urged to consult their tax advisors regarding their tax reporting obligations, including the requirement to file a Form 8938.

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

In addition, as of December 31, 2013, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities, of $285.7 million. As of that date, approximately 99% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

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

A decline in market interest rates, such as the significant global decline in 2008 and 2009, that continued through 2013, has had an adverse effect on our investment income. This is because, in a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities held earlier than initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. Currently, approximately 1.4% of our marketable securities portfolio can be redeemed early. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

Our investments consist primarily of government and corporate debentures and bank deposits. As of December 31, 2013, approximately 33% of our portfolio was invested in foreign banks and government debentures, 21% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Exposure to Currency Fluctuations

Approximately 87% of our sales are denominated in dollars or are dollar-linked and we incur most of our expenses in dollars, NIS, and Euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the Euro and the NIS. For example, if there were no changes in the average exchange rates of the dollar relative to the Euro and to the NIS during the year in 2013 compared to the average exchange rates in 2012, our revenues would have been lower in an amount of $0.8 million and our expenses would have been lower in an amount of $3.5 million. Assuming our revenues and expenses in 2014 remain at the same level and with the same currency mix as in 2013, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $2.5 million and an increase in our expenses of $9.3 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and the U.S. dollar relative to the Euro:

Year ended December 31,	U.S. dollar against NIS	U.S. dollar against Euro

2009	(0.7)%	(3.3)%
2010	(6.0)%	8.0%
2011	7.7%	3.3%
2012	(2.3)%	(2.0)%
2013	(7.0)%	(4.3)%
2014 (1)	0.5%	0.1%

(1) January 1, 2014 through March 24, 2014

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEMS 12A, 12B AND 12C

Not applicable.

ITEM 12D

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEMS 14A, 14B, 14C, 14D AND 14E

Not applicable.

ITEM 14E

The effective date of the registration statement (Commission File Number 333-10752) for our initial public offering of our ordinary shares was September 29, 1999.  The offering commenced on October 5, 1999, and terminated after the sale of all the securities registered.  The managing underwriter of the offering was Salomon Smith Barney. We registered 8,050,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters’ over-allotment option.  Of such shares, we sold 7,000,000 ordinary shares at an aggregate offering price of $63.0 million ($9.00 per share) and certain selling shareholders sold an aggregate of 1,050,000 ordinary shares at an aggregate offering price of $9.45 million ($9.00 per share).  Under the terms of the offering, we incurred underwriting discounts of $4.41 million.  We also incurred estimated expenses of $1.82 million in connection with the offering.  None of the expenses consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning ten percent or more of any class of our equity securities, or any of our affiliates.  The net proceeds that we received as a result of the offering were approximately $56.8 million.  None of the use of proceeds consisted of amounts paid directly or indirectly to any of our directors, officers, general partners or their associates, any persons owning ten percent or more of any class of our equity securities, or any of our affiliates.

In January 2000, we raised net proceeds of approximately $60.0 million in a public offering of our ordinary shares.

The net proceeds of the two offerings are kept in short-term and long-term bank deposits and in marketable securities.

ITEM 15.	CONTROLS AND PROCEDURES

a.             Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2013. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2013, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

b.             Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for us. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2013 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2013, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2013.

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

ITEM 16B.  CODE OF ETHICS

We have adopted a Code of Conduct and Ethics which applies to all directors, officers and employees of the Company, including our Chief Executive Officer and President, Chief Financial Officer, Director of Finance and Corporate Controller.  Our Code of Conduct and Ethics has been posted on our Internet website, http://www.radware.com/corporategovernance/ .

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on October 3, 2013, our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

Fees for professional services provided by our independent auditors in each of the last two fiscal years in each of the following categories are:

	Year Ended December 31,
	2012		2013
	(US$ in thousands)
Audit Fees	$259	64%	280	75%
Audit-Related Fees	-	-	-	-
Tax Fees	142	36%	89	24%
All Other Fees	-	-	6	1%
Total	401	100%	375	100%

Audit Fees include fees associated with the annual audit, including the audit of internal control over financial reporting, the reviews of the Company’s quarterly financial statements, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

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

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2013 we repurchased our ordinary shares under a share repurchase plan, in an aggregate amount of $7.9 million, as follows:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units) (in US$)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
January 1 through 31	0	N/A	0	$40,000,000
February 1 through 28	0	N/A	0	$40,000,000
March 1 through 31	0	N/A	0	$40,000,000
April 1 through 30	0	N/A	0	$40,000,000
May 1 through 31	186,790	14.97	186,790	$37,204,437
June 1 through 30	0	N/A	0	$37,204,437
July 1 through 31	0	N/A	0	$37,204,437
August 1 through 31	0	N/A	0	$37,204,437
September 1 through 30	0	N/A	0	$37,204,437
October 1 through 31	274,859	14.42	274,859	$33,239,850
November 1 through 30	74,908	14.99	74,908	$32,117,177
December 1 through 31	0	N/A	0	$32,117,177

(1) In April 2013, the Company’s Board of Directors authorized the repurchase of up to an aggregate of $ 40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.  This plan was announced in a press release dated April 25, 2013 and will expire on April 24, 2014.

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

ITEM 16H.   MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1	Memorandum of Association ¶ (A)
1.2	Amended and Restated Articles of Association (B)
4.1	Form of Directors and Officers Indemnity Deed (C)
4.2	Lease Agreement for the Company’s Mahwah office (D)
4.3	Distributor Agreement with Bynet Data Communications Ltd. (E)
4.4	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters (F)
4.6	1997 Key Employee Share Incentive Plan, as amended and restated (G)
4.7	2010 Addendum (for international grantees) (H)
4.8	Radware Ltd. – 2010 Employee Share Purchase Plan (I)
4.9	Compensation Policy for Executive Officers and Directors (J)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Independent Registered Public Accounting Firm*

¶ Translated from Hebrew

* Filed herewith.

(A)  Incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-8, filed with the SEC on December 30, 2013.
(B)  Incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-8, filed with the SEC on December 30, 2013.
(C)  Incorporated by reference to Annex B to the Proxy Statement filed as Exhibit 1.2 to Report of Foreign Private Issuer on Form 6-K submitted to the SEC on July 28, 2011.
(D)  Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC on April 5, 2002.
(E)  Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC on April 5, 2002.
(G)  Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 28, 2013.
(H)  Incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.
(I)   Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.
(J)   Incorporated by reference to Appendix A to the Proxy Statement filed as Exhibit 1.2 to Report of Foreign Private Issuer on Form 6-K submitted to the SEC on August 26, 2013.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.
By:	/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer

Date: March 31, 2014

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. and its subsidiaries ("the Company") as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31, 2014	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
RADWARE LTD.

We have audited Radware Ltd.'s (the "Company") and its subsidiaries internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - 1992 framework (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated March 31, 2014 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 31 , 2014	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2013

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$20,048	$20,067
Available-for-sale marketable securities	14,004	30,372
Short-term bank deposits	54,155	84,387
Trade receivables (net of allowance for doubtful accounts and sales reserves in a total amount of $ 1,641 and $ 1,150 in 2012 and 2013, respectively)	18,408	24,911
Other current assets and prepaid expenses	3,975	6,323
Inventories	12,545	14,190

Total current assets	123,135	180,250

LONG-TERM INVESTMENTS:

Available-for-sale marketable securities	121,114	113,377
Long-term bank deposits	65,625	37,497
Severance pay fund	2,957	3,319

Total long-term investments	189,696	154,193

Property and equipment, net	13,589	17,523
Intangible assets, net	5,128	5,070
Goodwill	24,465	30,069
Other assets	1,637	1,629

Total assets	$357,650	$388,734

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2012	2013

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$9,915	$8,798
Deferred revenues	36,304	38,674
Employees and payroll accruals	6,559	8,576
Other payables and accrued expenses	8,354	10,656

Total current liabilities	61,132	66,704

LONG TERM LIABILITIES:

Deferred revenues	16,486	20,036
Other long term liabilities	8,802	7,874

Total long term liabilities	25,288	27,910

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 0.05 par value -
Authorized: 60,000,000 at December 31, 2012 and 2013; Issued: 47,962,818 and 48,862,060 shares at December 31, 2012 and 2013, respectively; Outstanding: 44,370,904 and 44,733,589 shares at December 31, 2012 and 2013, respectively	599	611
Additional paid-in capital	249,739	262,809
Treasury stock (3,591,914) and (4,128,471) shares of common stock at December 31, 2012 and 2013, respectively	(18,082)	(25,984)
Accumulated other comprehensive income	2,078	1,733
Retained earnings	36,896	54,951

Total shareholders' equity	271,230	294,120

Total liabilities and shareholders' equity	$357,650	$388,734

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2011	2012	2013

Revenues:
Products	$103,285	$119,279	$118,727
Services	63,735	69,892	74,270

Total revenues	167,020	189,171	192,997

Cost of revenues:
Products	24,231	26,386	27,066
Services	9,126	9,333	9,669

Total cost of revenues	33,357	35,719	36,735

Gross profit	133,663	153,452	156,262

Operating expenses:

Research and development, net	36,064	36,187	40,983
Sales and marketing	69,543	76,646	82,815
General and administrative	9,629	9,696	14,895

Total operating expenses	115,236	122,529	138,693

Operating income	18,427	30,923	17,569
Financial income, net	4,200	4,792	4,494

Income before taxes on income	22,627	35,715	22,063
Taxes on income	1,290	3,958	4,008

Net income	$21,337	$31,757	$18,055

Basic net earnings per share	$0.51	$0.73	$0.40

Diluted net earnings per share	$0.47	$0.68	$0.39

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2011	2012	2013

Net Income	$21,337	$31,757	$18,055

Other comprehensive income before tax:
Unrealized gains (losses) on available-for-sale securities:
Changes in unrealized gains	(1,788)	4,455	(221)
Less: reclassification adjustments for gains included in net income	-	(21)	(124)

Other comprehensive income (loss) before tax	(1,788)	4,434	(345)
Income tax expense related to components of other comprehensive income	-	(693)	-

Other comprehensive income (loss), net of tax	$(1,788)	$3,741	$(345)

Comprehensive income	$19,549	$35,498	$17,710

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income	Retained earnings (accumulated deficit)	Total

Balance as of January 1, 2011	40,921,146	$552	$218,593	$(18,082)	$125	$(16,198)	$184,990

Issuance of shares upon exercise of stock options	1,579,454	22	8,512	-	-	-	8,534
Stock based compensation	-	-	5,458	-	-	-	5,458
Tax benefit related to exercise of stock options	-	-	790	-	-	-	790
Other comprehensive loss	-	-	-	-	(1,788)	-	(1,788)
Net income	-	-	-	-	-	21,337	21,337

Balance as of December 31, 2011	42,500,600	574	233,353	(18,082)	(1,663)	5,139	219,321

Issuance of shares upon exercise of stock options	1,870,304	25	10,631	-	-	-	10,656
Stock based compensation	-	-	5,383	-	-	-	5,383
Tax benefit related to exercise of stock options	-	-	372	-	-	-	372
Other comprehensive income, net of tax	-	-	-	-	3,741	-	3,741
Net income	-	-	-	-	-	31,757	31,757

Balance as of December 31, 2012	44,370,904	599	249,739	(18,082)	2,078	36,896	271,230

Repurchase of shares	(536,557)	-	-	(7,902)	-	-	(7,902)
Issuance of shares upon exercise of stock options	899,242	12	5,510	-	-	-	5,522
Stock based compensation	-	-	5,374	-	-	-	5,374
Tax benefit related to exercise of stock options	-	-	2,186	-	-	-	2,186
Other comprehensive income, net of tax	-	-	-	-	(345)	-	(345)
Net income	-	-	-	-	-	18,055	18,055

Balance as of December 31, 2013	44,733,589	$611	$262,809	$(25,984)	$1,733	$54,951	$294,120

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Cash flows from operating activities:

Net income	$21,337	$31,757	$18,055
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,299	9,867	8,086
Stock based compensation	5,458	5,383	5,374
Gain from sale of available-for-sale marketable securities	-	(21)	(124)
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	3,652	2,198	2,326
Accrued interest on bank deposits	(243)	(354)	(813)
Decrease in accrued severance pay, net	(59)	(165)	(74)
Changes in deferred income taxes, net	(1,358)	(1,584)	(699)
Decrease (increase) in trade receivables, net	3,978	(5,843)	(6,356)
Decrease (increase) in other current assets and prepaid expenses	772	(1)	(276)
Decrease (increase) in inventories	(2,425)	(398)	(1,569)
Increase (decrease) in trade payables	(814)	4,816	(1,231)
Increase in deferred revenues	977	296	5,920
Increase in other payables and accrued expenses and other long-term liabilities	1,206	5,941	3,767
Excess tax benefit from stock-based compensation	(790)	(372)	(2,186)

Net cash provided by operating activities	41,990	51,520	30,200

Cash flows from investing activities:

Purchase of property and equipment	(5,734)	(9,337)	(8,712)
Investment in (proceeds from) other long-term assets	(35)	(13)	11
Investment in bank deposits, net	(32,089)	(30,653)	(1,290)
Purchase of available-for-sale marketable securities	(68,777)	(32,066)	(35,149)
Proceeds from redemption and maturity of available-for-sale marketable securities	57,423	12,183	23,279
Payment for acquisition of subsidiary, net of cash acquired	-	-	(8,126)

Net cash used in investing activities	(49,212)	(59,886)	(29,987)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Cash flows from financing activities:

Proceeds from exercise of stock options	8,534	10,656	5,522
Excess tax benefit from stock-based compensation	790	372	2,186
Repurchase of shares	-	-	(7,902)

Net cash provided (used) by financing activities	9,324	11,028	(194)

Increase (decrease) in cash and cash equivalents	2,102	2,662	19
Cash and cash equivalents at the beginning of the year	15,284	17,386	20,048

Cash and cash equivalents at the end of the year	$17,386	$20,048	$20,067

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$847	$967	$3,861

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

b.
The Company has established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, India, Australia Italy and China. The Company holds 91.0% of its Israeli subsidiary. In addition, the Company has established representative offices in China and Taiwan. The Company's subsidiaries are engaged primarily in sales, marketing and support activities, except for the Israeli subsidiary which is engaged primarily in real-time consumer applications across the web. The Israeli subsidiary's operations were immaterial for the years ended December 31, 2011, 2012 and 2013.

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

d.
On April 12, 2013, the Company effected a stock split of its Ordinary shares of two for one (2:1) and accordingly the par value of the Ordinary shares has changed from NIS 0.1 to NIS 0.05 per share. The earnings per share figures or results, stock options activity and share data presented for all periods were adjusted to reflect the stock split.

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

Bank deposits with maturities of more than one year are included in long-term deposits. Deposits as of December 31, 2013 do not have contractual maturities that exceed two years. Such long-term deposits are stated at cost which approximates market values.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income (operations) is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2011, 2012 and 2013, the Company did not record any other-than-temporary impairment loss with respect to its marketable securities.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-off totaled $ 1,205, $ 1,147 and $ 464 in 2011, 2012 and 2013, respectively, and has been included in cost of revenues.

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

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 1 to 10 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis.

During 2011, 2012 and 2013, no impairment losses were recorded.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, goodwill is not amortized, but rather is subject to an annual impairment test.

ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value.

In September 2011, the Financial Accounting Standards Board, or FASB issued ASU 2011-08, Testing Goodwill for Impairment, codified in ASC 350 "Intangibles – Goodwill and Other". The revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The Company chose not to adopt the new guidance in 2013.

In accordance with ASC No. 350 the Company performs an annual impairment test at December 31 each year. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. During the years ended December 31, 2011, 2012 and 2013, no impairment losses were recorded.

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

Revenues in arrangements with multiple deliverables are allocated using the relative selling price method. The Company determines the best estimated selling price (“BESP”) in multiple-element arrangements as follows:

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

The Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 1,071 and $ 914 as of December 31, 2012 and 2013, respectively.

Deferred revenues include unearned amounts received under post-contract customer support, and classified in short and long term based on their contractual term.

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

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2011, 2012 and 2013 were immaterial.

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

Research and development grants deducted from research and development expenses amounted to $ 264 and $ 369 in 2012 and 2013, respectively.

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

The Company selected the Black-Scholes-Merton option pricing model to account for the fair value of its stock-options awards with only service conditions and whereas the fair value of the restricted stocks awards is based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical period equivalent to the option's expected term. The expected option term represents the period of time that options granted are expected to be outstanding. Expected term of options granted is based upon historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of the Company's stock options granted to employees, consultants and directors for the years ended December 31, 2011, 2012 and 2013 was estimated using the following weighted average assumptions:

Employees stock option plan:

	Year ended December 31,
	2011	2012	2013

Risk free interest rate	0.99%	0.46%	0.81%
Dividend yields	0%	0%	0%
Expected volatility	47%	47%	44%
Weighted average expected term from grant date (in years)	3.79	3.67	3.93

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Income taxes:

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

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalty, if any related to unrecognized tax benefits in its taxes on income.

s.	Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, available-for-sale marketable securities and trade receivables.

The majority of the Company's and its subsidiaries' cash and cash equivalents and bank deposits are invested in major banks in Israel and the U.S. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions.  Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short term and long term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2013, 60% of the Company’s short-term and long-term bank deposits were deposited in major Israeli banks in Israel which are rated AA+, as determined by the Israeli affiliate of S&P, and 40% were deposited in the U.S. branch of another major Israeli bank which is also rated AA+, as determined by the Israeli affiliate of S&P.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2013, the maximal contractual duration of any of the Company’s bank deposits was 2 years, the weighted average duration of the Company’s deposits was 1.8 years, and the weighted average time to maturity was slightly less than a year.

The Company's marketable securities include investments in foreign banks and government debentures and in corporate debentures. The financial institutions that hold the Company's marketable securities are major U.S. financial institutions, located in the United States. Management believes that, the Company’s marketable securities portfolio is a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company may invest in each issuer, and accordingly, minimal credit risk exists from geographic or credit concentration with respect to these securities. As of December 31, 2013, 54% of the Company’s marketable securities portfolio was invested in debt securities of financial institutions, 6% in debt securities of governmental institutions and 40% in debt securities of Corporations. No more than 2% of the Company’s total investments portfolio was invested in debt securities of one issuer. From geographic prospective, 54% of the Company’s marketable securities portfolio was invested in debt securities of U.S. issuers, 26% was invested in debt securities of European issuers and 20% was invested in debt securities of other geographic-located issuers. As of December 31, 2013, 95% of our marketable securities portfolio was rated A- or higher, as determined by S&P, and 5% was rated BBB or BBB+.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. Bad debt expenses for the years ended December 31, 2011, 2012 and 2013 were $ 0, $ 0 and $ 200, respectively. Total write offs during 2011, 2012 and 2013 amounted to $ 200, $ 7 and $ 534, respectively.

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

Severance pay expenses for the years ended December 31, 2011, 2012 and 2013 amounted to approximately $ 2,244, $ 1,945 and $ 2,293, respectively. Accrued severance pay is included in other long term liabilities in the Balance sheet.

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

w.	Treasury stock:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. The voting rights attached to treasury stock are revoked.

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

The total number of shares related to outstanding options excluded from the calculation of diluted income per share as they would have been anti dilutive was 2,263,600, 1,902,200 and 2,735,095 for the years ended December 31, 2011, 2012 and 2013, respectively.

y.	Business combinations:

The Company accounted for business combination in accordance with ASC No. 805, "Business Combinations". ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Recalssifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. An amount of $ 5,388 related to uncertain tax positions was reclassified from other payables and accrued expenses to other long-term liabilities. The reclassification had no effect on previously reported net income or shareholders' equity

NOTE 3:-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2012				2013
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	Value

Foreign banks and government debentures	$8,312	$(4)	$36	$8,344	$22,260	$-	$223	$22,483
Corporate debentures	5,590	-	70	5,660	7,848	-	41	7,889

Total available-for-sale marketable securities	$13,902	$(4)	$106	$14,004	$30,108	$-	$264	$30,372

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities from one to three years are as follows:

	December 31,
	2012				2013
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	Losses	gains	Value

Foreign banks and government debentures	$49,673	$(3)	$1,233	$50,903	$37,599	$(43)	$1,132	$38,688
Corporate debentures	19,278	-	402	19,680	22,652	(7)	481	23,126

Total available-for-sale marketable securities	$68,951	$(3)	$1,635	$70,583	$60,251	$(50)	$1,613	$61,814

Marketable securities with contractual maturities of more than three years are as follows:

	December 31,
	2012				2013
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	Losses	gains	Value

Foreign banks and government debentures	$27,287	$(38)	$813	$28,062	$27,458	$(176)	$248	$27,530
Corporate debentures	22,207	(102)	364	22,469	24,198	(182)	17	24,033

Total available-for-sale marketable securities	$49,494	$(140)	$1,177	$50,531	$51,656	$(358)	$265	$51,563

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2013 were as follows:

	December 31, 2013
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	unrealized losses	Fair value	unrealized losses

Foreign banks and government debentures	$17,981	$(209)	$1,496	$(10)	$19,477	$(219)
Corporate debentures	19,590	(189)	-	-	19,590	(189)

Total available-for-sale marketable securities	$37,571	$(398)	$1,496	$(10)	$39,067	$(408)

As of December 31, 2013 the Company had one investment with continuous unrealized loss from more than 12 months.

As of December 31, 2012 and 2013, interest receivable amounted to $ 1,490 and $ 1,511, respectively, and is included within available for sale marketable securities in the balance sheets.

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

The Company's financial assets measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2013 and 2012:

	December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$79	$-	$-	$79

Available-for-sale:

Foreign banks and government debentures	-	88,701	-	88,701
Corporate debentures	-	55,048	-	55,048

Total financial assets	$79	$143,749	$-	$143,828

	December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$701	$-	$-	$701

Available-for-sale:

Foreign banks and government debentures	-	87,309	-	87,309
Corporate debentures	-	47,809	-	47,809

Total financial assets	$701	$135,118	$-	$135,819

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2012	2013

Raw materials and components	$1,725	$1,802
Work-in-progress	1,479	784
Finished products (*)	9,341	11,604

	$12,545	$14,190

NOTE 6:-       PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2013

Cost:

Computer, peripheral equipment and software	$48,182	$55,914
Office furniture and equipment	4,619	6,094
Leasehold improvements	2,494	2,601

	55,295	64,609
Accumulated depreciation:

Computer, peripheral equipment and software	37,333	41,905
Office furniture and equipment	2,857	3,424
Leasehold improvements	1,516	1,757

	41,706	47,086

Property and equipment, net	$13,589	$17,523

Depreciation expenses for the years ended December 31, 2011, 2012 and 2013 were $ 6,451,  $ 6,832 and $ 5,004, respectively.

During 2012 and 2013 the Company recorded a reduction of $ 815 and $ 0, respectively to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill in the years ended December 31, 2012 and 2013 are as follows:

	2012	2013

Goodwill, beginning of year	$24,465	$24,465
Acquisitions	-	5,604

Goodwill, end of year	24,465	30,069

b.	Intangible assets:

	Weighted
	average
	amortization	December 31,
	period	2012	2013
	(years)
Cost:
Acquired technology	6	$12,625	$14,939
Customers relationships and brand name	10	9,107	9,817

		21,732	24,756

Accumulated amortization:
Acquired technology		8,814	10,979
Customers relationships and brand name		7,790	8,707

		16,604	19,686

Intangible assets, net		$5,128	$5,070

Amortization expenses for the years ended December 31, 2011, 2012 and 2013 were $ 3,848, $ 3,035 and $ 3,082, respectively.

In February 2013, the Company acquired all of the outstanding shares of Strangeloop Networks Inc. (“Strangeloop”) for a total cash consideration of $ 8,402, of which $ 5,604 was attributed to goodwill and $ 3,023 to acquired intangible assets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

Pro forma results of operations for this acquisition have not been presented because they are not material to the consolidated results of operations.

Future estimated amortization expenses for the years ending:

December 31,

2014	1,690
2015	961
2016	844
2017	731
2018 and thereafter	844

Total	$5,070

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2012	2013

Accrued expenses and other	$4,461	$5,335
Subcontractors accrual	1,975	2,582
Accrued Taxes	1,918	2,739

	$8,354	$10,656

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates, the latest of which is on September 30, 2018. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2013, are (in the aggregate) and for each succeeding fiscal year below:

2014	3,109
2015	1,811
2016	995
2017	634
2018 and thereafter	66

$6,615

Total rent expenses for the years ended December 31, 2011, 2012 and 2013 were $ 3,922,  $ 4,199 and $ 4,496, respectively (see also Note 15b).

b.	Litigation:

1.
In August 2013 the Company reached a settlement with the Israeli Tax Authorities regarding the Company's corporate tax returns from the years 2004, 2005, 2006 and 2008. The settlement amounted to a total payment of NIS 8.3 million ($2.3M). The Company had provisions for the related years in the amount of NIS 6.4 million ($1.8M). The amount in excess (approximately $500) was recorded as an additional tax expense during 2013. During 2013 the ITA began assessment of 2009-2011 tax years.

2.
In November 2011, SNMP Research International, Inc. and SNMP Research, Inc. commenced a lawsuit in the United States Bankruptcy Court for the District of Delaware against Nortel Networks, Inc. (and certain of its affiliates entities), Genband US LLC, GENBAND, Inc., Performance Technologies, Inc., Perftech (PTI) Canada, Avaya, Inc. and Radware, Ltd.  The Company alleges that the Company has infringed certain of SNMP’s copyrights, misappropriated certain of SNMP’s trade secrets, were unjustly enriched, and converted certain of SNMP’s intellectual property. SNMP has asserted that as part of the Company’s acquisition of the Layer 4-7 Application Delivery business from Nortel Networks in March 2009, the Company received certain intellectual property of SNMP Research that was embedded in the Layer 4-7 business.The complaint does not specify the amount of damages and requests that such amount be determined at trial.  The Company served with the complaint in Israel in March 2013 and advised SNMP Research that it diligently investigated whether software received from Nortel included SNMP Software, and based on such investigation no SNMP Software was found.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company moved to dismiss the action in May 2013 based on failure of the complaint to plead facts sufficient to state plausible causes of action for which relief can be granted.  Oral argument on the motion was conducted on October 29, 2013.  On December 10, 2013, Chief Judge granted the Company’s motion and dismissed the complaint as to the Company. SNMP filed an amended complaint with the same claims on December 27, 2013, but the Company has not yet been served with the amended complaint.  The Company is discussing settlement with SNMP. Draft settlement agreements have been exchanged which impose no liability on the Company. If settlement is not reached and SNMP Research does not voluntarily dismiss the amended complaint against the Company, the Company intends to vigorously defend the litigation, and cannot estimate what impact, if any, the litigation may have on the results of operations, financial condition or cash flows.

3.
On December 23, 2013, Parallel Networks, LLC filed suit in the United States District Court for the District of Delaware, alleging infringement of U.S. Patent relating to the Company’s products that offer certain caching and URL re-writing features. The Company denies that it has infringed any valid claims of the asserted patents and has filed counterclaims for a declaration that the Company’s products do not infringe and that the patents are invalid.  The Company intends to continue to vigorously oppose Plaintiff’s claims as the litigation is still in a preliminary stage, and cannot estimate what impact, if any, the litigation may have on the results of operations, financial condition or cash flows.

4.
On October 22, 2012, Branch Banking and Trust Co. (“BB&T) filed a third-party complaint in the Eastern District of Texas against Radware Inc., (“Radware”) seeking indemnification for patent infringement claims brought by TQP Development LLC (“TQP”) against BB&T in the same court.  The complaint alleges that BB&T purchased certain products from Nortel Networks Inc. (“Nortel”) and Covelight Systems Inc. and that TQP has alleged that BB&T’s use of these products infringes certain TQP patents.  BB&T further alleges that Radware is the successor in interest to Nortel and Covelight and that Radware, has refused to defend and hold BB&T harmless against TQP’s allegations in breach of BB&T’s agreements and warranties with Nortel and Covelight.  On January 14, 2013, Radware filed an answer and counterclaim denying that Radware has any indemnity obligations to BB&T and seeking declaratory judgment as to each of BB&T’s asserted causes of action.  On April 8, 2013, the Court granted BB&T’s motion to dismiss its action against Radware without prejudice. On September 6, 2013 TQP moved to dismiss all claims against BB&T.  On January 14, 2014 Magistrate Judge issued an order recommending granting TQP’s motion to dismiss.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

5.
OnAugust 29, 2013, F5 Networks Inc. (“F5”) filed an amended answer and counterclaim in an action brought by the Company against F5 on May 1, 2013 for infringement of three of the Company’s patents regarding link load balancing technology.  In its counterclaim, F5 alleged infringement of four F5 patents related to cookie persistence technology.  In particular, while F5 acknowledged that the Company is licensed to each of the F5 patents-in-suit, F5 contends that the Company’s AppDirector and Alteon product lines perform unlicensed modes of the patents-in-suit.  F5’s counterclaim further alleged trade libel and unfair competition resulting from statements made by the Company asserting that F5 is responsible for certain internet service problems at major banks, including the Bank of America.  On December 6, 2013, the Company filed an answer denying the allegations in F5’s counterclaims.  No date has been set for trial in this matter. The Company cannot estimate what impact, if any, the litigation may have on the results of operations, financial condition or cash flows.

6.
On January 17, 2014, CRFD Research Inc. (“CRFD”) filed a patent infringement complaint in the District of Delaware against Level 3 Communications LLC (“Level 3”), a reseller of Strangeloop products.  On January 21, 2014, Level 3 requested indemnification from Strangeloop seeking indemnification for patent infringement claims brought by CRFD against Level 3.  The Company has agreed to indemnify and defend Level 3 in this action.  No scheduling order has been entered for this case. The Company cannot estimate what impact, if any, the litigation may have on the results of operations, financial condition or cash flows.

7.
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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-    SHAREHOLDERS' EQUITY (Cont.)

b.	Treasury stock:

In April 2013 the Company’s Board of Directors authorized the repurchase of up to an aggregate of $ 40,000 of the Company’s Ordinary shares in the open market, subject to normal trading restrictions. During 2013 the Company purchased a total of 536,557 of its Ordinary shares for total consideration of $ 7,902. Total consideration for the purchase of these Ordinary shares was recorded as Treasury shares, at cost, as part of shareholders' equity.

c.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

d.	Stock Option Plans:

The Company has two stock option plans, the Company's Key Employee Share Incentive Plan (1997) as amended and restated and the Directors and Consultants Option Plan ("the Stock Option Plans"). Under the Stock Option Plans, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The exercise price per share under the Stock Option Plans was generally not less than the market price of an Ordinary share at the date of grant. The options expire between 5.2 years to 6 years from the grant date. The options vest primarily over four years. Each option is exercisable for one Ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Pursuant to the Stock Option Plans, the Company reserved for issuance 24,259,912 Ordinary shares. As of December 31, 2013, an aggregate of 944,274 Ordinary shares of the Company were still available for future grants.

On February 1, 2010, the Company's Board of Directors adopted an additional addendum to the share option plan allowing the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing market price of the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2013, 1,000,000 Ordinary shares have been reserved for option grants under this addendum. As of December 31, 2013, an aggregate of 763,306 Ordinary shares of the Company, under this addendum, were still available for future grants.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-    SHAREHOLDERS' EQUITY (Cont.)

Restricted Shares Units (“RSUs”):

In addition to granting stock options, since 2013, the Company started to routinely grant Restricted Stock Units (“RSUs”) under the 1997 Plans. RSUs vest primarily over a four years period of employment. RSUs that are cancelled or forfeited become available for future grants.

Employee Stock Purchase Plan ("ESPP"):

On February 1, 2010 the Company's Board of Directors adopted the 2010 Employee Share Purchase Plan ("ESPP"), which provides for the issuance of a maximum of 2,000,000 Ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase the Company's Ordinary shares. The ESPP is implemented with overlapping one year Offering Periods, each one consisting of two purchases, once in every six-month period. The price of each Ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective Offering Date.

During 2011, employees purchased 136,658 of Ordinary shares at average prices of $ 7.38. During 2013 and 2012, there was no offering under the ESPP.

The fair value for the year ended December 31, 2011 was estimated using the following weighted average assumptions:

Year ended December 31,
2011

Risk free interest rate	0.29%
Dividend yields	0%
Expected volatility	36%
Weighted average expected term from grant date (in years)	0.75

As of December 31, 2013, 1,744,440 Ordinary shares are available for issuance under future ESPP.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-    SHAREHOLDERS' EQUITY (Cont.)

A summary of employees, consultants and directors option activity under the Company's Stock Option Plans as of December 31, 2013 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2013	6,316,548	$10.38	2.68	$40,796
Granted	2,147,995	$14.31
Exercised	(890,258)	$6.21
Expired	-	$-
Forfeited	(500,774)	$15.48

Outstanding at December 31, 2013	7,073,511	$11.74	2.62	$44,716

Exercisable at December 31, 2013	3,573,344	$8.80	1.29	$32,923

Vested and expected to vest at December 31, 2013	6,667,187	$11.54	2.52	$43,442

The aggregate intrinsic value of options outstanding at December 31, 2013, represents intrinsic value of 6,400,411 outstanding options that are in-the-money as of December 31, 2013. The remaining 673,100 outstanding options are out of the money as of December 31, 2013, and their intrinsic value was considered as zero.

The aggregate intrinsic value of options exercisable at December 31, 2013 represents intrinsic value of 3,375,344 outstanding options that are in-the-money as of December 31, 2013. The remaining 198,000 outstanding options are out of the money as of December 31, 2013, and their intrinsic value was considered as zero.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2011, 2012 and 2013 was $ 5.66, $ 6.16 and $ 5.02, respectively.

As of December 31, 2013, there was approximately $ 9,629 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.64 years. Total grant-date fair value of vested options for the year ended December 31, 2013 was approximately $ 11,504.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-    SHAREHOLDERS' EQUITY (Cont.)

The options outstanding under the Company's Stock Option Plans as of December 31, 2013 have been separated into ranges of exercise price as follows:

Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$3.08-4.50	1,160,142	0.70	$4.30	1,160,142	$4.30
$5.79-7.81	1,460,550	1.03	$7.56	1,342,650	$7.56
$11.94-14.47	2,382,507	4.02	$13.36	429,152	$12.08
$15.09-19.30	2,070,312	3.21	$16.98	641,400	$17.38

	7,073,511			3,573,344

The following table summarizes information relating to RSUs, as well as changes to such awards during 2013:

Year ended December 31,
2013
Number in thousands

Outstanding at January 1, 2013	-
Granted	188,382
Vested	-
Forfeited	(3,167)

Outstanding as of December 31, 2013	185,215

As of December 31, 2013, there was approximately $ 1,511 of total unrecognized compensation costs related to non-vested RSUs granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.61 years

The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2013 was $ 14.48.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-    SHAREHOLDERS' EQUITY (Cont.)

Stock-based compensation was recorded in the following items

	Year ended December 31,
	2011	2012	2013

Cost of sales	$66	$66	$53
Research and development	1,124	1,103	1,562
Selling and marketing	3,135	3,298	2,552
General and administrative	1,133	916	1,207

Total Expenses	$5,458	$5,383	$5,374

NOTE 11:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2011	2012	2013

Numerator for basic and diluted net earnings per share:

Net income	$21,337	$31,757	$18,055

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings per share	41,905,732	43,709,278	44,760,197
Effect of dilutive securities:
Employee stock options	3,870,396	2,879,616	1,956,732

Denominator for diluted net earnings per share	45,776,128	46,588,894	46,716,929

Basic net earnings per share	$0.51	$0.73	$0.40

Diluted net earnings per share	$0.47	$0.68	$0.39

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.	General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2013

Beginning balance	$1,669	$5,659
Additions for prior year tax positions	1,216	541
Decrease related to settlement with tax authorities	-	(1,831)
Additions for current year tax positions	2,774	991

Ending balance	$5,659	$5,360

The Company's Israeli tax returns have been examined for all years including and prior to fiscal 2008, and the Company is no longer subject to audit for these periods (See also Note 9b(1)).

As of December 31, 2013, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2013, 2012 and 2011 an amount of $ 541, $ 512 and $ (7), respectively, was added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2013 and 2012, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 299 and $ 959 respectively, which is included within income tax accrual on the balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within income tax expense.

The Company's U.S subsidiary files income tax return in the U.S federal jurisdiction. Tax returns have been examined for all years prior to fiscal 2010, and the Company’s U.S subsidiary is no longer subject to audit for these periods.

In 2013 the Company reached a settlement with the Israeli tax authorities ("ITA") with respect to 2004-2008 tax years (refer to note 9b for further details). As a result the Company released the related reserves.

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

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2011 - 24%, 2012 – 25%, 2013 – 25%.

On July 30, 2013 the Israeli Parliament (the Knesset) passed a law which was designated to increase the tax levy in the years 2013 and 2014. Among other, the law increases the Israeli corporate tax rate from 25% to 26.5%, cancels the reduction of corporate tax rate for Preferred Enterprise and commencing January 1, 2014, increases the tax rate to 20% on dividends from sources under the law for the encouragement of capital investment, 1959.

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Under the amended Law, as amended in April 2005 a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authorities for a pre-ruling regarding their eligibility for benefits under the Amendment.

The Company's income derived from the Beneficiary Enterprise will be entitled to a tax exemption for a period of two years and to an additional period of five to eight years with reduced tax rates of 10%-25% (based on percentage of foreign ownership).

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

The Company elected 2009 and 2012 as year of election according to the Law prior to the reform mentioned below.

In the event of distribution of dividends from tax-exempt income generated under Beneficiary or Approved Enterprise, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Approved Enterprise's and Benefiting  Enterprise's income.

In addition, as a result of the amendment, tax-exempt income attributed to Benefiting Enterprise, will subject the Company to taxes upon distribution in any manner including complete liquidation.

Out of the Company’s retained earnings as of December 31, 2013, $ 134,956 are tax-exempt attributable to its Benefited Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits, and an income tax liability of up to $ 26,991 would be incurred as of December 31, 2013.

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

In 2012, new legislation amending to the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law as amended in July 2013, and starting January 1, 2014 the uniform tax rate will be 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel.

Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time and must be communicated to the ITA by the end of May (in the relevant year). As of December 31, 2013, the company remained subject to the current law.

Income from sources other than the "Approved Enterprise" will be subject to the tax at the regular rate.

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2011	2012	2013

Current taxes	$2,648	$5,542	$4,707
Deferred taxes	(1,358)	(1,584)	(699)

	$1,290	$3,958	$4,008

Domestic	$301	$3,531	$1,979
Foreign	989	427	2,029

	$1,290	$3,958	$4,008

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2011	2012	2013
Domestic taxes:

Current taxes	$915	$3,950	$1,692
Deferred taxes	(614)	(419)	287

	$301	$3,531	$1,979
Foreign taxes:

Current taxes	$1,733	$1,592	$3,015
Deferred taxes	(744)	(1,165)	(986)

	$989	$427	$2,029

Taxes on income	$1,290	$3,958	$4,008

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2012	2013

Carryforward tax losses	$2,573	$2,074
Temporary differences	1,893	4,391
Intangible assets	344	752

Deferred tax assets before valuation allowance	4,810	7,217
Valuation allowance	(1,225)	(902)

Net deferred tax asset	3,585	6,315

Intangible assets, including goodwill	(577)	(2,172)
Unrealized gains on marketable securities	(693)	(433)

Deferred tax liability	(1,270)	(2,605)

Net deferred tax assets	$2,315	$3,710

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

The net change in the valuation allowance was mainly due to utilization of operating tax losses and other temporary items for which a valuation allowance was provided.

	December 31,
	2012	2013

Domestic:
Non-current deferred tax liability, net	$(124)	$(661)
Current deferred tax asset, net	466	1,409

	342	748

Foreign:
Non-current deferred tax asset, net	1,070	1,072
Current deferred tax asset, net	903	1,890

	1,973	2,962

	$2,315	$3,710

Non-current deferred tax liability, net is included within other long-term liabilities in the balance sheets. Current deferred tax asset, net is included within other current assets and prepaid expenses in the balance sheets. Non-current deferred tax asset, net is included within other assets in the balance sheets.
Deferred taxes are carried directly to equity if the tax relates to equity items.

e.	Foreign:

The Company’s subsidiaries in the U.S. have provided valuation allowance in respect of deferred tax assets resulting from carry forward of net operating loss relating to excess tax deduction from stock options prior to the adoption of ASC 718 on January 1, 2007. ASC No. 718 prohibits recognition of a deferred tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized. The net change in the valuation allowance primarily relates to stock option benefits and was accounted for as a credit to additional paid-in-capital.

Through December 31, 2013, the U.S. subsidiary had a U.S. federal loss carry forward of $ 12,680, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2021 and fiscal 2031. An amount of $ 6,351 of the net operating loss carry-forwards relates to excess tax deductions from stock options.

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2011	2012	2013

Income before taxes, as reported in the consolidated statements of income	$22,627	$35,715	$22,063

Statutory tax rate	24%	25%	25%
Theoretical tax expense on the above amount at the Israeli statutory tax rate	$5,430	$8,929	$5,516
Tax adjustment in respect of different tax rate of foreign subsidiary	365	(194)	758
Non-deductible expenses and other permanent differences	858	818	544
Deferred taxes on losses for which valuation allowance was provided, net	(3,512)	-	-
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	(5,401)	(1,368)	(320)
Stock compensation relating to stock options per ASC No. 718	1,310	1,362	1,343
Income taxes in respect of prior years	63	-	582
Benefiting enterprise benefits (*)	2,177	(6,088)	(4,338)
Other	-	499	(77)

Actual tax expense	$1,290	$3,958	$4,008

(*) Basic earnings per share amounts of the benefit resulting from the "Approved and Privileged Enterprise" status	$(0.05)	$0.14	$0.10

Diluted earnings per share amounts of the benefit resulting from the "Approved and Privileged Enterprise" status	$-	$0.13	$0.09

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2011	2012	2013

Domestic	$18,062	$32,935	$18,022
Foreign	4,565	2,780	4,041

Income before income taxes	$22,627	$35,715	$22,063

NOTE 13:-	GEOGRAPHIC INFOROMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2011, 2012 and 2013 and long-lived assets as of December 31, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
Revenues from sales to customers located at:

The United States	$33,932	$41,637	$54,914
America - other	9,763	16,560	18,302
EMEA *)	57,648	57,135	53,361
China	18,497	19,871	16,908
Asia Pacific - other	47,180	53,968	49,512

	$167,020	$189,171	$192,997

*)	Europe, the Middle East and Africa.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	GEOGRAPHIC INFOROMATION (Cont.)

	December 31,
	2012	2013
Long-lived assets, by geographic region:

America (principally the United States)	$1,010	$1,739
Israel	10,552	13,425
EMEA - other	666	869
Asia Pacific	1,361	1,490

	$13,589	$17,523

NOTE 14:-	SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2011	2012	2013
Financial income:

Interest on bank deposits and other	$1,185	$2,476	$2,223
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	3,191	2,918	3,255

	4,376	5,394	5,478
Financial expenses:

Bank charges	(163)	(219)	(281)
Foreign currency translation differences, net	(13)	(383)	(703)

	$4,200	$4,792	$4,494

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-    BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain of the Company's Board of Directors, management and shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2012	2013

Trade receivables	$1,618	$1,676

Trade payables	$1,488	$961

b.	The following related party transactions are included in the statements of income:

	Year ended December 31,
	2011	2012	2013

Revenues (1)	$6,211	$4,232	$1,480

Operating expenses, net - primarily lease, sub-contractors and communications (2)	$3,094	$3,809	$4,387

Purchase of property and equipment	$1,078	$2,536	$3,003

(1)	Distribution of the Company's products on a non-exclusive basis.

(2)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.