Form 20-F
period 2014-12-31
RADWARE LTD
filed 2015-04-27
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number: 0-30324

RADWARE LTD.
(Exact name of registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
(Address of principal executive offices)

Gadi Meroz, Adv.
General Counsel
 Tel. +972-3-7668666, Fax: +972-3-7668982
 22 Raoul Wallenberg St., Tel Aviv 69710, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, NIS 0.05 par value per share	Name of each exchange on which registered The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2014):

46,926,497 Ordinary Shares, NIS 0.05 par value per share

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

☐Item 17       ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes      ☒ No

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to:

•	“we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries;

•	“ordinary shares” are to our Ordinary Shares, par value NIS 0.05 per share;

•	“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	the “SEC” are to the U.S. Securities and Exchange Commission;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market);

•	“dollars”, “$” or “US$” are to U.S. dollars; and

•	“NIS” or “shekels” are to New Israeli Shekels.

We have registered trademarks for, among others, “Radware®”, Radware’s design logo appearing in the cover page of this annual report, “APSolute®”, “Web Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “DefensePro®”, “StringMatch Engine®”, “CID®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®”, “SecureFlow®”, “OnDemand Switch®”, “AppWall®”, “Apsolute Insite®”, “APSolute Vision®”, “vAdapter®”, “VADI®”, “FastView®”, “Alteon®”, “ALTEON VA®”, “SmartNat®”, “vDirect®”, “Radware ADC Fabric®” “AppShape®”, “TeraVIP®”, “DefenseFlow®” and we have trademark applications pending for, among others, “Virtual Director™”, “ADC Fabric™”,  “DefensePipe™”, “ADC-VX”™ and “Inflight”™.  Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On April12, 2015, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.938 to $1.00. Unless the context otherwise indicates, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

On April 12, 2013, we effected a two-for-one forward split of our ordinary shares, and accordingly the par value of our ordinary shares has changed from NIS 0.1 to NIS 0.05 per share. Unless indicated otherwise by the context, all ordinary shares, options and per share amounts as well as stock prices in this annual report have been adjusted to give retroactive effect to the stock split for all periods presented.

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

Table of Contents

PART I		7
ITEM 1.	Identity of Directors, Senior Management and Advisers	7
ITEM 2.	Offer Statistics and Expected Timetable	7
ITEM 3.	Key Information	8
A.	Selected Financial Data	8
B.	Capitalization and Indebtedness	9
C.	Reasons for the Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4.	Information on the Company	25
A.	History and Development of the Company	25
B.	Business Overview	25
C.	Organizational Structure	39
D.	Property, Plants and Equipment	40
ITEM 4A.	UNRESOLVED STAFF COMMENTS	41
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	41
A.	Operating Results	41
B.	Liquidity and Capital Resources	53
C.	Research and Development, Patents and Licenses, etc.	56
D.	Trend Information	56
E.	Off-Balance Sheet Arrangements	56
F.	Tabular Disclosure of Contractual Obligations	56
ITEM 6.	Directors, Senior Management and Employees	58
A.	Directors and Senior Management	58
B.	Compensation	60
C.	Board Practices	63
D.	Employees	70
E.	Share Ownership	71
ITEM 7.	Major Shareholders and Related Party Transactions	74
A.	Major Shareholders	74
B.	Related Party Transactions	75
C.	Interests of Experts and Counsel	77
ITEM 8.	Financial Information	78
A.	Consolidated Statements and other Financial Information	78
B.	Significant Changes	79

ITEM 9.	The Offer and Listing	80
A.	Offer and Listing Details	80
B.	Plan of Distribution	81
C.	Markets	81
D.	Selling Shareholders	81
E.	Dilution	81
F.	Expenses of the Issue	81
ITEM 10.	Additional information	82
A.	Share Capital	82
B.	Memorandum and Articles of Association	82
C.	Material Contracts	87
D.	Exchange Controls	87
E.	Taxation	87
F.	Dividends and Paying Agents	95
G.	Statement by Experts	96
H.	Documents on Display	96
I.	Subsidiary Information	96
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	97
ITEM 12.	Description of Securities other than Equity Securities	99
PART II		100
ITEM 13.	Defaults, Dividend Arrearages and Delinquencies	100
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	100
ITEM 15.	Controls and Procedures	100
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	101
ITEM 16B.	CODE OF ETHICS	102
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	102
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	103
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	103
Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	103
Item 16G.	CORPORATE GOVERNANCE	104
Item 16H.	MINE SAFETY DISCLOSURE	104
PART III		105
ITEM 17.	Financial Statements	105
ITEM 18.	Financial Statements	105
ITEM 19.	Exhibits	105
SIGNATURE		107

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

The following tables present selected information from our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated.  We derived the selected consolidated statement of operations for the years ended December 31, 2012, 2013 and 2014 and the selected balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with U.S. GAAP.  The selected consolidated statement of operations data for the years ended December 31, 2010 and 2011 and the selected balance sheet data as of  December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands except per share data)
Statement of Operations Data:
Revenues:
Products	$89,358	$103,285	$119,279	$118,727	$138,975
Services	54,761	63,735	69,892	74,270	82,917
	144,119	167,020	189,171	192,997	221,892
Cost of revenues:
Products	21,306	24,231	26,386	27,066	29,448
Services	7,898	9,126	9,333	9,669	10,284
	29,204	33,357	35,719	36,735	39,732
Gross profit	114,915	133,663	153,452	156,262	182,160
Operating expenses:
Research and development, net	31,660	36,064	36,187	40,983	44,081
Sales and marketing	64,609	69,543	76,646	82,815	93,203
General and administrative	10,190	9,629	9,696	14,895	19,797
Total operating expenses	106,459	115,236	122,529	138,693	157,081
Operating income	8,456	18,427	30,923	17,569	25,079
Financial income, net	2,057	4,200	4,792	4,494	5,802
Income before income taxes	10,513	22,627	35,715	22,063	30,881
Income taxes	(879)	(1,290)	(3,958)	(4,008)	(5,931)
Net income	$9,634	$21,337	$31,757	$18,055	$24,950

Basic net earnings per share*	$0.25	$0.51	$0.73	$0.40	$0.55
Diluted net earnings per share*	$0.22	$0.47	$0.68	$0.39	$0.53

* See notes 2(x) and 11 to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	39,115	41,906	43,709	44,760	45,309
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	43,467	45,776	46,589	46,717	46,895

	As of December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities	$90,925	$116,493	$88,207	$134,826	$104,416
Long-term bank deposits and marketable securities	87,864	102,644	186,739	150,874	226,273
Working capital	67,456	89,076	62,003	113,546	79,178
Total assets	260,635	295,191	357,650	388,734	442,968
Shareholders’ equity	184,990	219,321	271,230	294,120	333,697
Capital Stock	219,145	233,927	250,338	263,420	294,738

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

Although we were profitable in the past five years, we incurred losses from 2006 through 2009.

Our results for 2014 reflect continued growth in our business. In 2014, our profitability increased, mainly as a result of an increase in revenues that outpaced our increase in our operating expenses. Our ability to sustain or increase profitability in the future depends in part on the following factors: the economic health of the global economy; the rate of growth of, and changes in technology trends in, our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies in a timely manner; the competitive position of our products; the continued acceptance of our products by our customers and in the industries that we serve; and our ability to manage expenses. In the future, it may be necessary to undertake cost reduction initiatives to remain profitable, which could lead to a deterioration of our competitive position. Any difficulties that we encounter as we reduce our costs could negatively impact our results of operations and cash flows. We cannot assure you that we will continue to remain profitable. Our revenues also may not grow or may grow at a lower rate than experienced in 2014, which could negatively impact our results of operations and cash flows.  For example, the growth rate in 2014 compared to 2013 was approximately 15%, however the growth rate in 2013 compared to 2012 was approximately 2%.

During 2014, our operating expenses increased as a result of product development and sales and marketing initiatives.  We intend to continue to increase our operating expenses in future periods. Our decision to increase operating expenses and the scope of such increases depends upon several factors, including the market situation and the effectiveness of our past expenditures. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future.  This could cause reductions in our profitability or lead to losses.  In February 2013, we completed the acquisition of Strangeloop Networks Inc., or Strangeloop, a Canadian-based provider of web performance acceleration solutions. This acquisition resulted, among others, in additional operating costs. A failure of any acquisition or product developments initiative to produce increased revenues could have a material adverse effect on our operations and profitability.

If our revenues do not increase as anticipated, or if our expenses increase more than expected, we may incur losses.

Severe global economic conditions and volatility of the market for our products, including slow-down in expenditures and other trends in our industry, could have a material adverse effect on our results of operations.

Our business is dependent on current and anticipated market demand for our products. In the past several years, credit and sovereign debt issues have destabilized certain European economies, thereby increasing global macroeconomic uncertainties. Should companies in our target markets reduce capital expenditures, we may experience a reduction in sales, as well as downward pressure on the price of our products. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). For example, our revenues in the EMEA (Europe, Middle East & Africa) region has experienced a decline of 7% in 2013 partially due to reduced IT spending in our market which we believe was associated with the continued economic slowdown in major Western European countries.  Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

Competition in the market for Application Delivery and Application and Network Security solutions and our industry in general is intense.  As a result, we may lose market share and we may be unable to maintain profitability.

The IT marketplace is competitive and has very few barriers to entry. In particular, the Application Delivery and Application and Network Security markets in which we focus are highly competitive. We expect competition to intensify in the future, and we may lose market share if we are unable to compete effectively with our competitors.

Most of our competitors have greater financial, personnel and other resources than us, which may limit our ability to effectively compete with them. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Citrix Systems, Inc., A10 Networks, Inc. and Brocade Communications Systems, Inc. (through Foundry Networks, Inc. and Riverbed Technology, Inc.). In addition, we face competitors in the Application and Network Security space, with respect to our Attack Mitigation Systems from Arbor Networks, Inc., Hewlett Packard, TippingPoint Technologies, Inc., Intel Corporation (through McAfee, Inc.) and Imperva, Inc. We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Delivery or Application and Network Security solutions and emerge as significant competitors.

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

For example, during 2013 we witnessed a strong price reduction trend by our major application delivery controller (ADC) competitors which impacted pricing throughout the entire ADC market. Similar changes in the future may further impact our market share and our business and our financial condition and results of operations could be materially and adversely affected as a result. In addition, recent mergers and acquisitions in our competitive ADC and security segments reflect on the intense competition in these segments, leading to increased consolidation as reflected by recent abandonment of the competitive marketplace by companies such as Cisco Systems, Inc., Riverbed Technology, Inc. and Juniper Networks, Inc.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

Financial income is an important component of our net income. As of December 31, 2014, our investment portfolio, including cash and cash equivalents, had a carrying value of $330.7 million, compared with $285.7 million as of December 31, 2013. For the years ended December 31, 2014 and 2013, we had $5.8 million and $4.5 million, respectively, of financial income.

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

In particular, our investment portfolios include a significant amount of interest rate-sensitive instruments, such as bonds, which, in addition to the inherent risk associated with the debt, may be adversely affected by changes in interest rates. Changes in interest rates and credit quality may also result in fluctuations in the income derived from, or the valuation of, our fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. For example, benchmark interest rates, such as the U.S. Federal Funds Rate, are currently at historic lows, which is likely to significantly impact our investment income.  Increases in interest rates will decrease the value of our investments in fixed-income securities. If increases in interest rates occur during periods when we sell investments to satisfy liquidity needs, we may experience investment losses. Conversely, if interest rates decline, reinvested funds will earn less than expected.

In terms of credit risk, our investment portfolio policy is "buy and hold", while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if turmoil in the financial markets, such as the one experienced during 2011 and 2012, reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income, our reported net income would have decreased by $1.5 million during the year ended December 31, 2014 and would have decreased by $0.3 million during the year ended December 31, 2013.  Any significant decline in our financial income or the value of our investments as a result of continued low interest rates, deterioration in the credit worthiness of the securities in which we have invested, general market conditions or other factors, could have an adverse effect on our results of operations and financial condition.

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

In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in the sales of our products and services. Because our sales have grown year-over-year since our inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers, primarily in the first quarter ended March 31 when our sales may be reduced due to our customers’ annual purchasing budget planning process and in the third quarter ended September 30 due to a slowdown in business activities during the summer months in Europe. Conversely, our sales during the fourth quarter ended December 31 have typically increased because some of our customers tend to make greater capital expenditures towards the end of their fiscal years. Based on these anticipated fluctuations in our markets, our sales and operating results in any quarter may not be indicative of future performance and it may be difficult for investors to properly evaluate our prospects.

If the markets for Application Delivery and Application and Network Security solutions do not continue to develop and grow, we will not be able to sell enough of our products to maintain profitability.

The Application Delivery and Application and Network Security markets in which we operate are rapidly evolving and we cannot assure you that they will continue to develop and grow. In addition, we cannot assure you that our products and technology will keep pace with the changes to these markets. Market acceptance of Application Delivery and Application and Network Security solutions may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for Application Delivery and Application and Network Security solutions does not continue to grow, or grows in a slower pace than expected, we may not be able to sell enough of our products to maintain and increase our profitability.

We must develop new products and services as well as enhancements and new features to existing products to remain competitive.  If we fail to develop new products and product enhancements on a timely basis, we may lose market share.

The markets for Application Delivery and Application and Network Security solutions are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Our products typically constitute a critical portion of our customers’ data centers. In recent years, the capacity of transactions in such data centers has been steadily increasing.  Due to such increases in capacity and in order to remain competitive in our industry, we must address the increased needs of our customers by developing more powerful platforms for our products. Additionally, we must address increased demands by our customers for advancements in our applications in order to support our customers’ growing needs and evolutions in their data centers. In order to meet this challenge and remain competitive in the market, we must introduce new enhancements to our existing product lines.

Accordingly, our future success will depend to a substantial extent on our ability to:

•	invest significantly in research and development;

•	develop, introduce and support new products and enhancements on a timely basis; and

•	gain market acceptance of our products.

We are currently developing new products and enhancements to our existing products and services offerings. For example, during 2014 we introduced the DefensFlow™, a new cyber control plan that leverages Software Defined Networks (“SDN”) technology, in an attempt to address a new area of interest for both cloud providers and service providers and carriers in the SDN or Network Functions Virtualization (“NFV”) environments. Our development of new products and enhancement of our offerings is undertaken in an effort to remain competitive in our market, and our failure to do so could result in a decrease in our revenues. In addition, we must invest in research and development in order to remain competitive in our industry. However, there can be no assurances that continued investment and higher costs of research and development will ultimately result in us maintaining or increasing our market share, which would result in a decline to our operating results.  If our research and development expenses increase without a corresponding increase in our revenues, it could have a material adverse effect on our operating results. We may not be able to successfully complete the development and market introduction of new products or product enhancements. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors.

During 2014, we invested in, and plan to continue to invest in 2015 in developing or when appropriate, acquiring, capabilities to advance our product offering and market vision. For example, our acquisition of Strangeloop in February 2013 was designed to enhance our web acceleration offerings to our customers. There is no assurance that we will be successful in marketing and selling our next generation Application Delivery and Application and Network Security solutions, or that we will be able to grow revenues to justify our investments.  For example, in 2013 our research and development expenses increased to $41.0 million from $36.2 million in 2012, while sales of products went down to $118.7 million in 2013 from $119.3 million in 2012.

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

In February 2013 we acquired Strangeloop. As part of our business strategy, we may invest in or acquire other complimentary businesses, technologies or assets or enter into joint ventures or other strategic relationships with third parties. In connection with future acquisitions, we may assume liabilities, incur acquisition related costs, incur amortization expenses or realize write-offs on assets no longer being used or phased out. In addition, the future valuation of these acquisitions may decrease from the market price paid by us which could result in the impairment of our goodwill associated with the relevant assets.  Moreover, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

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

We have actively expanded our operations in the past and may continue to expand them in the future in order to gain market share in the evolving market for Application Delivery and Application and Network Security solutions.  This expansion has required, and may continue to require, managerial, operational and financial resources.

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

Our international sales may expose us to additional risks

We currently offer our products in over 40 countries, including the U.S. For the years ended December 31, 2014 and 2013, our sales outside the Americas represented approximately 58% and 62%, respectively, of our total sales. Our international business activity involves varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, difficulties and costs of staffing and managing foreign operations; the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes of interpretations thereof and reduced protection for intellectual property rights in some countries; partial or total expropriation, export duties and quotas; local tax exposure; political instability, insurrection or war; differences in business practices; and recessionary environments in multiple foreign markets, such as those that occurred in some European countries during 2011 through 2014. We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A large portion of our expenses in Israel, principally salaries and related personnel expenses, are paid in shekels, whereas most of our revenues are generated in U.S. dollars. During 2013, we witnessed a strengthening of the average exchange rate of the shekel against the U.S. dollar, which increased the U.S. dollar value of our Israeli expenses. If the shekel again strengthens against the U.S. dollar, as happened in 2013, the dollar value of our Israeli expenses will increase;

•
A portion of our international sales are denominated in currencies other than U.S. dollars, such as Euro, Chinese Yuan and Australian Dollar, thereby exposing us to currency fluctuations in such international sales transactions;

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

We primarily rely on three third-party assembly and manufacturing vendors to provide our components and hardware platforms. If such vendors are not able to provide us with adequate supplies of these components and platforms, we may be delayed in fulfilling orders or we may not be able to deliver sufficient quantities of our products to satisfy demand.

We primarily rely on Nexcom International Co. Ltd. (“Nexcom”) and Caswell, Inc. (“Caswell”) for the production of our products and on Broadcom Corporation (“Broadcom”) for the supply of some of the main components for our products. For the year ended December 31, 2014, we used Nexcom, Caswell and Broadcom to manufacture and to provide the hardware platforms and the components for our products, purchasing approximately 73%, 2% and 11% of our direct manufacturing costs of our products, respectively, from each of those manufacturers. If we are unable to continue to acquire from these platform manufacturers on acceptable terms, or should any of these manufacturers cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, any of which could result in a material adverse effect on our business, financial condition and results of operations.

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

The protective steps we have taken may be inadequate to deter infringement upon our intellectual property rights or misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.  Failure to adequately protect our intellectual property rights could devalue our proprietary content, impair our ability to compete effectively and eventually harm our operating results. Furthermore, defending our intellectual property rights, either by way of initiating intellectual property litigation or defending such, could result in the expenditure of significant financial and managerial resources. For example, in 2013 and 2014, intellectual property litigation costs amounted to $3.5 million and $6.4 million, respectively, and litigation continues in 2015. Moreover, the outcome of such proceedings, if such outcome is negative, could result in devaluation of our proprietary technology and cause an additional significant financial impact which may harm our operating results.

Our products may infringe on the intellectual property rights of others.

Third parties may assert claims that we have violated a patent, trademark, copyright or other proprietary intellectual property right belonging to them. As is characteristic of our industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in significant costly litigation or arbitration and divert the attention of technical and management personnel. For example, see “Item 8. Financial Information – Legal Proceedings.”   Any adverse outcome in litigation alleging infringement could require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. An unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business and operating results.

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

As a security provider, if our internal network system is subject to intentional disruption by cyber attackers or other data thieves, public perception of our products and services will be harmed, which could, in turn, adversely impact our future sales.

We will not succeed with our application and network security solutions unless the marketplace is confident that we provide effective IT security protection. We provide security products, and as a result we could be an attractive target of cyber-attacks (including, among others, malware, viruses and attachments to e-mails, and other disruptive activities of individuals or groups) designed to impede the performance of our solutions, penetrate our network security or the security of our cloud platform or our internal systems, misappropriate proprietary information and/or cause other interruptions to our services. Although we have not identified any act of sabotage or unauthorized access by a third party of our network systems, if we experience an actual or perceived breach of security in our internal systems, it could adversely affect the market perception of our products and services. In addition, such a security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our business could suffer.

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

For example, in December 2010, the Israeli Tax Authority (“ITA”) issued orders challenging our positions on several matters with respect to our 2004 and 2005 tax returns and in January 2012 the ITA issued orders challenging our positions on several other matters with respect to our 2006 and 2008 tax returns. In the aggregate, the ITA demanded the payment of additional taxes in the total amount of approximately $17.5 million for these four years. In August 2013, following legal proceedings, we reached a settlement with the ITA regarding these matters, whereby we agreed to make total payments of $2.3 million.

Risks Related to the Market for Our Ordinary Shares

Yehuda Zisapel, our chairman of the board, Nava Zisapel, and Roy Zisapel, our chief executive officer, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

As of April 12, 2015, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned approximately 6.1% of our outstanding ordinary shares; Nava Zisapel, beneficially owned approximately 6.6% of our outstanding ordinary shares; and their son, Roy Zisapel, our Chief Executive Officer, President and director, beneficially owned approximately 4.3% of our outstanding ordinary shares (see “Item 6E – Directors, Senior Management and Employees - Share Ownership”).  As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

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

For our 2014 taxable year, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the U.S. Internal Revenue Service (“IRS”) will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2014 and prior taxable years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income, assets and market capitalization, including the future price of our ordinary shares, all of which are relevant to the PFIC determination. There can also be no assurance that we will not become a PFIC in future taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report entitled “Item 10 – Additional Information – Taxation — United States Federal Income Tax Considerations.”

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2014 the lowest closing price of our share was $15.91, compared to the highest closing price of our share of $22.67 during the same year. Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly and further decrease, including:

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

In August 2012, the SEC adopted requirements regarding mandatory disclosure for companies regarding their use of “conflict minerals” (including tantalum, tin, tungsten and gold) in their products. In general, while we do not directly purchase or use any of these “conflict minerals” as raw materials in the products we manufacture or as part of our manufacturing processes, we are in the process of examining whether such minerals are contained in the products supplied to us by third parties and, if so, whether such minerals originate from the Democratic Republic of Congo or adjoining countries. If we utilize any of these minerals and they are necessary to the production or functionality of any of our products or products we are contracted to manufacture, we will need to file with the SEC a report disclosing, among others, whether such minerals originate from the Democratic Republic of Congo or adjoining countries. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of minerals used in the manufacture of certain components incorporated in our products. In addition, to the extent the rules apply to us, we will incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products, and possibly additional expenses related to any changes to our products we may decide are advisable based upon our due diligence findings. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the diligence procedures that we implement, which may harm our reputation. In such event, we may also face reputational challenges with our customers, shareholders and other stakeholders if we are unable to sufficiently verify the origins for the minerals used in our products.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a high level of violence between the Palestinians and Israel, including, most recently, during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. In 2011 and 2012, riots and popular uprisings in several countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between Israel and some of these countries.  In addition, this instability may affect the global economy and marketplace. We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations. We could be adversely affected by any major hostilities, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel or a significant increase in the rate of inflation. Furthermore, several countries restrict business with Israel and Israeli companies, and additional countries or companies may restrict doing business with Israel and Israeli companies as the result of the aforementioned hostilities. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

We have in the past received, and may in the future apply for, royalty-bearing or non-royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Economy, or the Chief Scientist, for research and development programs that meet specified criteria. The terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. In addition, any non-Israeli who becomes a holder of 5% or more of our share capital or voting rights, is entitled to appoint one or more of our directors or our chief executive officer (including by way of holding 25% or more of the voting power, equity or the right to nominate directors in such direct holder), or is serving as one of our directors or as our chief executive officer, is generally required to undertake to observe the law governing the grant programs of the Chief Scientist, some of the principal restrictions and penalties of which are the transferability limits described above.

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

In the event of distribution of dividends from tax-exempt income or in conducting certain transactions that may be viewed by the Israeli tax authorities as a deemed dividend event, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved/Privileged Enterprise's income. Tax-exempt income generated under the Approved/Privileged Enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation.

It may be difficult to enforce a U.S. judgment against us or our officers and directors and to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiary, our directors and officers and the Israeli experts, if any, named in this annual report, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

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

In December 2005, we acquired the business of V-Secure. Technologies, a U.S.-based provider of behavior-based network intrusion prevention solutions.In April 2007, we acquired Covelight, a U.S.-based  provider of web channel intelligence technology. In March 2009, we completed the acquisition of  the Layer 4-7 application delivery business of Nortel Networks Ltd. In February 2013, we acquired Strangeloop, a Canadian-based provider of web performance acceleration solutions.

In May 2011, we established an affiliated company – Radyoos, which is engaged in developing and operating a web-based e-commerce platform. We currently hold 91% of the shares of this company.

For a discussion of our capital expenditures and divestitures, see “Item 5B—Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

B.           Business Overview

General

Our products and activities are focused on ensuring optimal application service level for enterprises’ and carriers’ data centers.

We offer a set of products and solutions that address data center application service level challenges and are solving key challenges with applications’ availability, applications’ response time and data center availability. Our solutions provide application layer service on top of the enterprise or carrier network front ending the applications. Our solutions include:

•
Application delivery – application delivery controller and server load balancing solutions that provide ADC instance per application, integrate web performance optimization (WPO) for application acceleration, application performance monitoring (APM), multi homing link load balancing, web application firewall to safeguard applications against cyber-attacks and Defense Messaging signaling to our Attack Mitigation Solutions (AMS).

•
Application and Network Security - Our security offering for data center applications is focused on attack detection and mitigation in order to maintain service availability and service level even when the application infrastructure is under attack. Our AMS is a real-time network and application attack mitigation solution that protects the application infrastructure against network and application downtime, application vulnerability exploitation, malware spread, information theft, web service attacks, and web defacement. Our AMS is deployed in always-on hybrid security approach that combines on-premises security solutions with in-the-cloud security services. Our AMS offering includes our 24x7 Emergency Response Team (ERT).

Recent Activities

During 2014, our key activities regarding our product offering consisted of the following:

•	We have integrated Radware ADC and AMS solutions with Cisco next generation and software defined data center technologies including:

o       Solutions for Cisco ACI (Nexus 9000 series): We integrated Alteon NG application delivery controller and DefensePro attack mitigation system with Cisco Application Centric Infrastructure (ACI) fabric for automated tenant-based application delivery and security services. The automated service insertion is controlled by Cisco Application Policy Infrastructure Controller (APIC).

o       Solutions for Cisco UCS: We offer Alteon VA and Alteon VA for NFV application delivery controller solutions tested and certified with Cisco Unified Computing System (UCS). Alteon VA is a next generation softADC solution running on enterprise server virtualization environment. Alteon VA for NFV is a softADC designed for Network Function Virtualization (NFV) targeting service provider network infrastructure.

o       Solutions for SDN: We offer SDN application that programs networks for DDoS protection – DefenseFlow. DefenseFlow performs DDoS attack detection and diverts suspicious flows to Radware DefensePro attack mitigation devices. Together with Cisco Catalyst 3850 series and other Cisco solutions that supports OpenDaylight SDN controller, DefenseFlow provisions DDoS attack protection services per network-tenant or application in seconds.

•
          We continued our investment in Alteon NG, our next-generation Alteon application delivery controller (ADC), further investing in new features and capabilities of Web Performance Optimization, Applciation Performacne Monitoring and Security, along with introducing new hardware and virtual appliance models.

•
          We continue to enhance our FastView® offering, our Web Performance Optimization (WPO) solution . This solution is offered either as a standalone platform, virtual appliance, cloud service or integrated module of the Alteon NG offering.

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

•
          We continued our investment in carrier-grade highly-performing ADC appliances, Alteon NG 8420, reaching 160Gbps of network throughput in only a 2U form factor.  The Alteon 8420 offers on demand scalability in throughput – 100-160 Gbps in a single platform and up to 100 virtual ADC (vADC) instances. This allows the user to consolidate existing ADC devices as well as to support dozens of applications and services with a single ADC platform.

•
          We introduced the Alteon VA for NFV which is the first in the market ADC for NFV environments, delivering a scalable, ultra high capacity of up to 160Gbps per instance and multi Tbps in a multi-instance deployment. It decouples ADC functions from dedicated underlying hardware and enables next-generation ADC services to run on x86 commercially off the shelf (COTS) hardware. Alteon VA for NFV is designed to reduce total cost of ownership (TCO), simplify network services deployment, enable capacity elasticity and automate lifecycle management. It enables carriers, large enterprises, and e-commerce networks to become smarter, more programmable, flexible and cost-effective through SDN transformation and NFV compliance.

•
          We continued our investments in the Alteon VA, a Soft ADC virtual Appliance, by adding and extending support for Server Virtualization Infrastructure environments and cloud environments, so it supports VMWare Inc. - vSphere, RedHat Inc. – KVM, Microsoft Hyper-V and OpenXen, as well as IBMCloud and Amazon.   Alteon VA offering is primarily targeted to cloud providers and enterprises’ private clouds with high scale ADC requirements in a multi-tenant service environment.

•
          We continued our investments in our vDirect solution, by delivering tighter integration of our VADI solution and our Alteon VA with Cloud providers provisioning and management systems. vDirect now integrates to both VMware environments and OpenStack.

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

•
          We started commercializing our DefenseFlow technology providing a new cyber command and control layer which enables coordination and programmability of network resources and Radware mitigation devices for the purpose of defeating complex DDoS attacks.

•
          We continued our investment in DefensePro, our next-generation hardware platform in our flagship DefensePro application security suite.  We enhanced the mitigation capabilities against today’s most tenacious volumetric DDOS  attacks such as UDP reflection attacks, fragmented and out-of-state floods while at the same time, pick out and mitigate sophisticated non-volume threats which often lurk below the surface in today’s multi-vectored attacks.

Our Product Offering

We sell application delivery and application and network security products, that are offered in multiple form factors:

•	Appliances – hardware accelerated platforms that are deployed at the data center with throughput ranges from 200Mbps and up to 160Gbps

•	Virtual Appliances – software based products that run on x86 server virtualization environments and support network throughputs of 1Mbps and up to 160Gbps.

•
          In-the-cloud service – rather than deploying application delivery and network security solutions on-premises, we offer our product solutions as a product subscription in the cloud, including: attack mitigation as a service; Web acceleration as a service, Web application firewall as a service, Load balancing as a service and more.

•
         SDN and NFV solutions – high performance software based solutions for traffic steering, application delivery and network security that program the network using SDN and support network function virtualization by delivering a scalable, ultra-high capacity application delivery instances over off the shelf commercial hardware.

Our product offering consists of the following product families:

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

• Alteon® NG Application Delivery Controller/Load Balancer

Alteon NG is our next generation ADC. It provides advanced, end-to-end local and global load balancing capabilities for Web, cloud and mobile based applications. Alteon NG is the industry-only application delivery controller built from the ground up to ensure application SLA. Unlike a standard, legacy load balancer that's based on a best-effort approach, it provides full application SLA assurance through reserving resources per application, allowing adding new services without performance penalty and real-user monitoring. Alteon NG innovatively leverages several next-generation services that are not available in any other ADC on the market, bundling FastView Web Performance Optimization (WPO), Application Performance Monitoring (APM), AppWall Web Application Firewall (WAF), Authentication Gateway, Advanced Denial of Service (ADoS), ITM / bandwidth management as well as SSL and compression capacities.

• FastView - Web Performance Optimization and Acceleration

FastView® is our Web Performance Optimization (WPO) solution allowing accelerating Web performance by up to 40%. FastView acceleration treatments are optimized according to each user, end-user device and browser - with specific optimization for mobile devices. As a result, FastView increases conversion rates and revenue and improves productivity and customer loyalty. It continuously and automatically optimizes web applications, including new application versions and new application modules. This reduces manual code optimization while enabling the development team to focus on core business competencies. FastView can be deployed as a hardware appliance, virtual appliance or as a cloud service.

• LinkProof NG Multi-homing

        LinkProof NG is a next-generation multi-homing and enterprise gateway solution that provides service level availability and continuous connectivity of enterprise and cloud-based applications. It is an application-aware multi-homing and link load balancing module that delivers 24/7 continuous connectivity and service level assurance for corporate and cloud-based applications.

Security Solutions

Our family of security solutions provides integrated network and application security solutions to protect business and data centers against known and emerging cyber attacks including network and application downtime, application vulnerability exploitation, malware spread, information theft, Web services attacks and Web defacement - that threaten the availability of business applications. Our AMS is a hybrid IT security solution combining on-premises and cloud-based solutions.

Our AMS is a holistic security architecture designed to address the emerging security challenges in delivering highly available and secured business application. AMS combines distributed detection and mitigation elements which are maintained synchronized with legitimate traffic baselines and attack information in real-time. It also expands the detection coverage across all enterprise and service provider resources and automates the mitigation by selecting effective tools and locations – in the data center, at the perimeter or in the cloud. AMS key benefits are:

•           Maintain business continuity and productivity when under attack

•           Improve customer satisfaction

•           Successfully block attacks targeting business applications and move the mitigation as close as possible to the source

As methods of attack continue to increase in frequency, sophistication, and severity, application and security solutions need to meet and surpass these threats. Our dynamic real-time security solutions provide the necessary level of defense for today's application and application and network security needs, and are designed to address possible future security challenges. Based on adaptive behavioral-based and signature based technologies, our security solutions provide organizations with integrated intrusion detection and prevention systems and DoS and DDoS protection. These defend against both network- and application-level attacks, delivering a holistic approach to application- and network-level threats, while enhancing the overall performance of security across the organization.

Radware Attack Mitigation System Components:

•            DefensePro® is a real-time network attack prevention device that protects the user’s application infrastructure against network and application downtime, application vulnerability exploitation, malware spread, network anomalies, information theft and other emerging network attacks at up to 300-Gigabit speeds.

•           AppWall® is a web application firewall (WAF) appliance that secures web applications. It enables Payment Card Industry (PCI) compliance by mitigating web application security threats and vulnerabilities to prevent data theft and manipulation of sensitive corporate and customer information. AppWall incorporates advanced, patent-protected web application security filtering technologies to effectively detect threats, block attacks and report events. In addition, AppWall includes an Authentication gateway – easing user experience when connecting to applications while keeping back-end application securely accessible at all times. With the latest advancement of our AMS, whenever AppWall detects an attack it is capable of sharing the attack information with the DefensePro product through Attack information signaling – allowing for the most granular detection of application threats while mitigation is done at the perimeter or in the cloud.

•           AppXML® provides secure, high-performance XML and web services communications for Service Oriented Architecture (SOA) based mission-critical applications between an enterprise and its business partners.

•          DefensePipe™ is an integrated and comprehensive Cloud scrubbing service to help mitigate volumetric DDoS attacks which threaten to saturate a customer’s Internet pipe, or the ‘outside line’ that connects enterprises to the web. It provides a solution for end to end attack mitigation on-premises and in the cloud. Available to our customers that currently deploy an on-premises AMS, it is a scalable solution that automatically engages once the customer’s on-premises AMS detects that pipe saturation is imminent. The sharing of behavioral base line data between the on-premises AMS and DefensePipe, that includes a real-time signature created by the AMS, enables DefensePipe to start mitigation in the cloud much faster and with greater accuracy. The organization’s suspicious Internet traffic is immediately diverted to the DefensePipe cloud based scrubbing center where it is distanced further from the protected network and its scalable resources can mitigate high volume attacks. Once the traffic is “cleaned” it is then sent back to the organization and regular operations continue once the attack has ceased.

•           DefenseFlow® is the industry's first  cyber command application that programs networks for real time security, providing network-wide attack mitigation services. Designed as part of our SDN application framework solution, DefenseFlow operates in any SDN enabled network infrastructure. DefenseFlow leverages SDN technologies to enable network operators to program the network to provide DoS and DDoS protection as a native network service. DefenseFlow proactively defends against network flood attacks and automates provisioning of an attack mitigation service. DefenseFlow features an adaptive behavioral-based DoS attack detection engine and a traffic diversion mechanism that utilizes the programmable characteristics of the software defined network elements for attack cleansing.

•           Inflight™ provides real-time intelligence from your network and your ability to identify business events or security threats embedded in Web transactions will instantly improve. It is an out-of-path, network-based pervasive monitoring appliance that captures all user transactions from 'in-flight' network traffic and delivers real-time intelligence for business applications. Inflight, a core part of our AMS is an anti-scraping, data theft protection device that includes a robust combination of tools for transforming raw Internet traffic to meaningful business intelligence.

•           Emergency Response (ERT) service is designed to provide 24x7 security services for customers facing a denial-of-service (DoS) or a distributed denial of service (DDoS) attack or a malware outbreak. Often, these attacks require immediate assistance and specialized DDoS prevention techniques.
The ERT provides instantaneous, expert security assistance in order to restore network and service operational status. The ERT is staffed by experts that have vast knowledge and experience with network threats, their detection and mitigation, and in-depth experience of the AMS family of products.

Management Solutions

•           APSolute Vision® is the management and monitoring tool for our family of application delivery and application security solutions. It provides immediate visibility to health, real-time status, performance and security of enterprise-wide application delivery and network and application security infrastructures from one central, unified console (even for multiple data centers). APSolute Vision consolidates the monitoring and configuration of up to 1,000 devices across multiple data centers. This eliminates the need for deploying management appliances in multiple data centers, which simplifies data center management.

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

•           vDirect is an ADC and Security services automation engine designed for virtual data centers and clouds. vDirect ADC and Security services management automation engine enables the orchestration system to provision, decommission, configure and monitor Virtual ADC instances as well as Attack Mitigation profiles within a virtual data center. This integration allows all of Radware's vADCs to be centrally managed and take part in virtual data center day-to-day operations and workflow automation, unleashing the full agility of complete application services and end-to-end service creation.

Product Subscriptions and Cloud Service Subscriptions

We offer a wide set of solutions delivered on a product and cloud service based subscription with a monthly fee:

•            Security Update Subscription (SUS) - the SUS, available as an optional subscription service, consists of Periodic Updates, Emergency Updates, and Custom Filters, which are supported by a Security Operations Center (Vulnerability & Exploit Detection; Security Risk Assessment, and Threat Mitigation). The service provides immediate and ongoing security updates to protect customers against the latest threats.

Alteon NG customers can experience all next generation services by purchasing a yearly subscription license bundle of all next generation services, per Alteon device. Subscription-based services include:

•            FastView - adds web performance optimization (WPO) capabilities to accelerate application response time up to 40%.

•           Application Performance Monitoring (APM) - provides real-time tracking of application SLA by measuring real-user transactions, including real errors. APM intuitively tracks SLA by location, user, application and transaction to expedite root cause analysis and comply with SLA requirements. Moreover, it measures the delay per transaction phase including data center time, network latency and browser rendering time – as well as historical reports based on user-defined SLA.

•            AppWall Web security gateway - adds protection against application-level attacks and enabling PCI compliance. In addition, it provides Attack Information Signaling to the DefensePro and DefensePipe from the Alteon ADC.

Cloud Services – We provide more and more of our product offerings as a cloud service for customers. Customers purchase the offerings based on monthly fees with varying length of service duration between one and three years. We believe we will continue to enhance our cloud services in the coming years. Specifically, during 2014 we offered two cloud services:

•           DefensePipe™ - Cloud scrubbing service -DefensePipe is an integrated and comprehensive Cloud scrubbing service to help mitigate volumetric DDoS attacks which threaten to saturate a customer’s Internet pipe, or the ‘outside line’ that connects enterprises to the web.

•           FastView® Cloud Service - Delivers the FastView® Web Performance Optimization (WPO) solution as a cloud service together with a Content Delivery Network (CDN).

Over the years, our products have won a number of awards for performance and innovation, including the following recent recognition and awards:

•           Alteon NG – Winner, Unified Communications, Product of the Year Award (2014); Network Products Guide Best Product of the Year, Application Delivery (Silver – 2014)

•           Alteon VA – Winner, Cloud Computing, Cloud Excellence Award (2014); Silver Stevie Award, Best New Product/Service of the Year – Cloud Infrastructure (2014)

•           Alteon VA for NFV – Winner, Internet Telephony, NFV Pioneer Award (2014)

•           DefenseFlow – Winner, Internet Telephony, SDN Excellence Award (2014)

•           DefensePipe – Winner, Network Products Guide Best Product of the Year, Cloud Security Excellence Award (2014); Silver Stevie Award, Best New Product or Service of the Year – Security (2014)

•           FastView – Winner, Network Products Guide Best Product of the Year, Performance Optimization (Gold, 2014); Gold Stevie Award, Best New Product/Service of the Year – Web Services Solution (2014)

All of our products are Underwriters Laboratories (UL) and ISO 9001:2008 Quality of Management compliant. Some of our products have also achieved significant industry certification, including:

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

In 2014, approximately 42% of our sales were in the Americas (principally in the United States), 25% were in EMEA (Europe, Middle East and Africa) and 33% in Asia-Pacific, compared to 38%, 28% and 34%, respectively, in 2013, and 31%, 30% and 39%, respectively, in 2012. Other than the United States, which accounted for 34% of our total revenues in 2014, no other single country accounted for more than 10% of our sales for 2014.

In 2014 approximately 63% of our sales derived from product sales and 37% derived from service sales, compared to approximately 62% and 38%, respectively, in 2013 and 63% and 37% respectively in 2012.

For the years ended December 31, 2014, 2013 and 2012, no single customer accounted for more than 10% of our sales. As of December 31, 2014, 2013 and 2012, no single customer represented more than 10% of the trade receivables balance.

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

Sales and Marketing

Sales.  We market and sell our products primarily through indirect sales channels that consist of distributors and resellers located in North America, Europe and Asia. In addition, we generate direct sales to select customers mainly in the United States. Our sales channels are supported by our sales managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2014, we employed a total of 173 sales managers and sales staff, of which 70 persons were employed in the Americas with locations in various states. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

Marketing.  Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality Application Delivery and Application and Network Security solutions to help drive demand for our products.  We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our sales force and marketing efforts are principally directed at developing brand awareness, generating demand and providing support to our distributors/resellers to promote sales. We participate in major trade shows, regionally-based events/seminars and offer support to our distributors and resellers who participate in these events. We also invest in online and search engine advertising campaigns, global public relations and regionalized field marketing campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, value added resellers and other companies that have formed strategic alliances with us.

We have entered into co-marketing arrangements with companies in other complementary sectors in order to broaden our customer base by selling joint solutions comprised of such complementary products. As an example, an applications vendor could sell our Alteon® to its customers in conjunction with its application in order to load-balance and optimize the application performance. We established such co-marketing arrangements with, among others: Comverse; Hewlett Packard Company; IBM, Inc.; Microsoft Corporation; Oracle Corporation; SAP AG.; Juniper Networks, Inc.; VMWare, Inc.; Red Hat Limited; NEC Corporation; Verint Americas, Inc.; Cisco Systems Inc.; Check Point Software Technologies Ltd.; Alcatel-Lucent; Nokia Networks and Ericsson Inc.  However, there is no assurance that the above co-marketing and strategic alliance agreements would result in a substantial increase in our revenues.

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

Customer Support Services

Our technical team, which consisted of 202 employees worldwide as of December 31, 2014, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products.  In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third party contractors.

Research and Development

In order to maintain our share of the Application Delivery and Application and Network Security markets, we place considerable emphasis on research and development to expand the capabilities of our existing products, develop new products and improve our existing technologies and capabilities. We believe that our future success will depend upon our ability to maintain our technological expertise, enhance our existing products and introduce, on a timely basis, new commercially viable products that will continue to address the needs of our customers. Accordingly, we intend to continue devoting a significant portion of our personnel and financial resources to research and development. In order to identify market needs and to define appropriate product specifications, as part of the product development process we seek to maintain close relationships with current and potential distributors, customers and vendors in related industry sectors.

As of December 31, 2014, our research and development staff consisted of 305 employees and 71 subcontractors. Research and development activities take place mainly at our facilities in Israel; Bangalore, India; Vancouver, Canada; and North Carolina. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Security, Application Delivery and Management groups. Within those groups the organization is divided according to our existing products.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to the Chief Operating Officer.

Manufacturing and Suppliers

Our quality assurance testing, final integration, packaging and shipping operations as well as part of our final assembly activities are primarily performed at our facility in Jerusalem, Israel.

We rely on third-party manufacturing vendors to provide our finished products. In this respect, Nexcom and Caswell primarily provide us with assembly services in order to deliver the finished goods while we perform the final integration of the products. All components and subassemblies included in our products are supplied to Nexcom and Caswell by several suppliers and subcontractors. Each of Nexcom and Caswell monitors each stage of the components production process, including the selection of components and subassembly suppliers. Thereafter, each of Nexcom and Caswell makes the final assembly in their own facility. Nexcom and Emerson are ISO 9001 certified, indicating that each of their manufacturing processes adhere to established quality standards.

Nexcom continues to provide us the platforms for our OnDemand Switch, Caswell is a new supplier for our next generation products and can also be an alternative provider of hardware platforms for our OnDemand Switch products and Broadcom continues to supply us with components for our DefensePro product.

In 2014, we used Nexcom, Caswell and Broadcom to manufacture and to provide platforms and components for our products, purchasing approximately 73%, 2% and 11% of our direct manufacturing costs of our products, respectively, from each of these platform manufacturers. If we are unable to continue to acquire those platforms or components from these platform manufacturers on acceptable terms, or should any of these suppliers cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, although we believe we have levels of inventory that will assist us to transition to alternate suppliers smoothly.

Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology.  We have a policy that requires our employees to execute employment agreements, including confidentiality and non-compete provisions.

We have registered trademarks for, among others, “Radware®”, Radware’s design logo appearing in the cover page of this annual report, “APSolute®”, “Web Server Director®”, “FireProof®”, “LinkProof®”, “Triangulation®”, “Smart Nat®”, “DefensePro®”, “StringMatch Engine®”, “CID®”, “CID – Content Inspection Director®”, “SIPDirector®”, “AppDirector®”, “AppXcel®”, “AppXML®”, “SecureFlow®”, “OnDemand Switch®”, “AppWall®”, “Apsolute Insite®”, “APSolute Vision®”, “vAdapter®”, “VADI®”, “FastView®”, “Alteon®”, “ALTEON VA®”, “SmartNat®”, “vDirect®”, “Radware ADC Fabric®” “AppShape®”, “TeraVIP®”, “DefenseFlow®” and we have trademark applications pending for, among others, “Virtual Director™”, “ADC Fabric™”,  “DefensePipe™”, “ADC-VX”™ and “Inflight”™. We own registered U.S. copyrights in all of our primary software product lines.

We have registered patents in the United States for, among others, our triangle redirection method used for the global load balancing in our AppDirector product; our mechanism for efficient management and optimization of multiple links used in our LinkProof product; our method for load balancing by global proximity used in our AppDirector product; our method for controlling traffic on links between autonomous Border Gateway Protocol (BGP) systems; the stateful distribution of copied SSL traffic; the transparent inspection of encrypted client traffic; our passive monitoring and event detection mechanisms used for business event monitoring in our Inflight product; the activation of multiple virtual services on a switching platform; the behavioral analysis and detection of zero-day and DoS network attack patterns in our DefensePro product; our hypertext transfer protocol (HTTP) DoS attack mitigation behavioral mechanisms in our DefensePro; a geographically based traffic distribution; a generic proximity based site selection for global load balancing; an internal hardware connectivity plane architecture; and a specific proximity based site selection for global load balancing of HTTP transactions implemented in our Alteon products.

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

Competition

The Application Delivery and Application and Network Security markets are highly competitive and we expect competition to intensify in the future.  We may lose market share if we are unable to compete effectively with our competitors.

Our principal competitors are:

•	in the Application Delivery solutions market: F5 Networks, Inc., Citrix Systems, Inc., A10 Networks, Inc. and Brocade Communications Systems, Inc. (through Foundry Networks, Inc.).; and

in the Application and Network Security space, with respect to our Attack Mitigation Systems: Arbor Networks, Inc., Imperva, Inc., F5 Networks Inc., Akamai Technologies (Prolexic), Neustar, Inc. and Verisign.

We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may also form alliances with or acquire competing providers of Application Delivery or Application and Network Security solutions and emerge as significant competitors.  For example, Brocade became a competitor in the Application Delivery market by acquiring Foundry Networks in 2009 and announcing its intention to acquire the assets of Riverbed Technology, Inc. SteelApp product line early in 2015. In 2014, Akamai became a competitor in the security market by acquiring Prolexic Technologies, Inc., a U.S.-based provider of cloud-based security solutions against DDoS attacks.

Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to maintain and increase profitability.  Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth. We believe that our success will depend primarily on our ability to provide more technologically advanced and cost-effective Application Delivery and Application and Network Security solutions, and more responsive customer service and support, than our competitors.  However, we cannot assure you that the products we offer will compete successfully with those of our competitors.  Furthermore, should competition intensify, we may have to reduce the prices of our products which will negatively impact our business and financial condition.

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

Israeli Office of Chief Scientist

From time to time, eligible participants may receive grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Economy (formerly, Ministry of Industry, Trade and Labor, or the Chief Scientist. Grants received are generally repaid through a mandatory royalty based on revenues from the sale of products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in the Industry, 1984, as amended, and the regulations promulgated thereunder, or the Research and Development Law.

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

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Research Committee.  Such approval is not required for the export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to third parties outside Israel, except in certain special circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest), (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new non-Israel interested party to undertake to the Chief Scientist to comply with the Research and Development Law.  In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify us that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

The Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

Since 2001, we have not had any liability to pay royalties to the Chief Scientist. In addition to grants we received in previous years, which were either fully repaid or non-royalty bearing, starting 2012 we receive grants from the Chief Scientist to fund certain other research and development projects as part of our participation in the MAGNET Consortium Program, which is a program that sponsors innovative generic industry-oriented technologies to strengthen the country’s technological expertise and enhance competitiveness. These grants do not bear any royalty repayment obligations. In 2012, 2013 and 2014 we received $0.3 million, $0.4 million, and $0.3 million respectively, in Chief Scientist grants under such MAGNET programs.

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

Name of Subsidiary	Country of Incorporation
Radware Inc.	New Jersey, United States of America
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*	Israel
Radware Canada Holdings Inc. (formerly, Strangeloop Networks, Inc.)	Canada

* We own 91% of this subsidiary.

Yehuda Zisapel, one of our co-founders and shareholders, is the Chairman of our Board of Directors and the father of our Chief Executive Officer and President, Roy Zisapel.  Individually or together with his brother, Zohar Zisapel, who is also one of our shareholders, and with Nava Zisapel, Yehuda Zisapel is also a founder, director and/or principal shareholder of several other companies which, together with our Company and our subsidiaries listed above, are known as the RAD-Bynet Group. These companies include, among others:

AB-NET Communications Ltd. Binat Business Ltd. BYNET Data Communications Ltd. BYNET Electronics Ltd. BYNET SEMECH (outsourcing) Ltd. Bynet Software Systems Ltd. Bynet System Applications Ltd.	Ceragon Networks Ltd. Internet Binat Ltd. Packetlight Networks Ltd. RAD-Bynet Properties and Services (1981) Ltd. Radbit Computers, Inc. RADCOM Ltd. RAD Data Communications Ltd. Radiflow Ltd.	RADWIN Ltd. SecurityDam Ltd. Silicom Ltd.

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

D.           Property, Plants and Equipment

General. We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and North Carolina in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $4.6 million in 2014 compared to $4.5 million in 2013.

We believe that the following offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 108,000 square feet of leased office space in Tel Aviv, Israel, in three buildings: one, consisting of approximately 36,000 square feet, with a lease expiring in November 2017; the second consisting of 60,000 square feet, with a lease expiring in June 2015; and the third consisting of 12,000 square feet, with a lease that expired in February 2015. These facilities are leased from companies owned by Yehuda, Nava and Zohar Zisapel. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.”

In addition, we lease approximately 3,500 square feet of space in Jerusalem for development facilities from a company owned by Yehuda Nava and Zohar Zisapel. The lease expires in August 2020. We also sublease approximately 15,000 square feet for warehousing in Jerusalem from a company owned by Yehuda Nava and Zohar Zisapel. The lease expires in August 2016. For more information, see “Item 7 - Major Shareholders and Related Parties Transactions.”

The aggregate annual rent for the premises in Israel for 2014 was approximately $2.2 million compared to $2.1 million in 2013.

Other locations. In the United States, we lease approximately 14,800 square feet of property, consisting of approximately 10,600 square feet of office space and 4,200 square feet of warehouse space, in Mahwah, New Jersey from a company owned by Yehuda Nava and Zohar Zisapel.  The lease expires in April 2017. For more information, see – “Item 7 - Major Shareholders and Related Party Transactions.”

We lease approximately 3,800 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in September 2018. In addition, we lease approximately 2,350 square feet of property in San Mateo, California the lease for  which will expire in August 2018. We also lease approximately 2,000 square feet of property in Chicago, Illinois, the lease for which will expire in October 2017.

We lease facilities for the operation of our subsidiaries and representative offices in several locations in Europe and Asia-Pacific, all from unrelated third parties.

The aggregate annual rent for our premises located outside Israel was approximately $2.4 million in 2014 and $2.4 million in 2013.

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

A.           Operating Results

Overview

General. We are a provider of integrated application delivery and application and network security solutions, assuring availability, performance and security of business critical networked applications. We began selling our products in 1997, and currently have local offices, subsidiaries or branches in 13 countries in Asia-Pacific, Europe and the Americas.

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

2014 Highlights. Our operating results in 2014 improved significantly compared to 2013, resulting in operating income of $25.1 million compared to operating income of $17.6 million in 2013. The improvement is due primarily to an increase in sales at a higher rate than the increase in our operating expenses (primarily spending on research and development as well as sales and marketing initiatives).

Sales in 2014 were $221.9 million compared with sales of $193.0 million in 2013, an increase of 15%. Product sales were $139.0 million, an increase of 17% compared to product sales of $ 118.7 million in 2013 and service sales were $82.9 million, an increase of 12%, compared to service sales of $74.3 million in 2013. Our revenues are tied to the continued demand for our core solutions offering in connection with cloud computing and virtualization trends, the growth of mobile data consumption (such as smart-phones, tablet computers and other application based appliances), continued demand for Application Security solutions (which we believe is associated with the numerous cyber attacks reported in the world media in the past few years) and our ability to develop new technologies to address our customers’ enhanced network infrastructure and growing needs in terms of complexity, bandwidth and security as well as our solutions in the field of the web-based e-commerce platform. Out of the above 17% increase in product sales, 5% are related to revenues derived from the above web-based e-commerce platform.

Gartner, a leading market research firm, estimates that the Application Delivery Controllers sector (applicable to our application delivery solutions) has increased in 2014 by 11.3% compared to 2013 and the Intrusion Prevention sector (applicable to, ‘but not 100% inclusive of’ our application and network security solutions) has increased in 2014 by 7.4% compared to 2013. IDC, another leading market research firm, estimated in its report from October 2014 that the DDoS Prevention sector product and service revenue in the markets applicable to our application and network security solutions will increase in 2014 by 20.8% compared to 2013.

Our operating expenses increased by 13% in 2014 to $157.1 million from $138.7 million in 2013. The increase is primarily attributed to (1) an increase of 9.1 million in operating expenses that are related to salaries due to an expansion of our workforce (from an average of 828 employees and subcontractors in 2013 to an average of 862 employees and subcontractors in 2014), salary raises awarded during 2014 in all regions and higher sales commission to the sales teams, mainly in the U.S., (2) an increase of $3.4 million in distribution fees associated with Radyoos’ distribution of its web browser extension , and (3) an increase  in general and administrative expenses of approximately $2.9 million related to litigation costs of the intellectual property matter. The increase in our operating expenses is also due to an increase in other expenses as described in the following paragraphs. The net impact of the changes in the average exchange rates of foreign currencies in 2014, compared to 2013, was relatively insignificant and reduced our overall expenses by $0.2 million.

Outlook.

The Application Delivery Controllers worldwide market revenue is estimated by Gartner to increase to approximately $1.922 billion during 2015 from $1.773 billion in 2014, representing an increase of 8.4%. The DDoS Prevention sector product and service revenue is estimated by IDC to increase to approximately $0.66 billion in 2015 from $0.56 billion in 2014, representing an increase of 18.0%. In the Intrusion Prevention sector, the market according to Gartner is estimated to decrease to approximately $1.195 billion in 2015 from $1.210 billion in 2014, representing a decrease of 1.2%

In 2015, we intend to increase our investments in developing new products and enhancing existing products, to support continued growth in our sales and enhancement of market acceptance for our offerings. As a result, we expect our operating expenses to increase as compared to 2014, mainly in research and development and in sales and marketing.

We may also face certain challenges during 2015. Our ability to sustain profitability depends, in part, on the global economy and the growth rates and changes in technology and regulatory trends in industries in which we operate. In the past several years, credit and sovereign debt issues have destabilized certain European economies and thereby increased global macroeconomic uncertainties. As such, our results may be adversely affected if there is a decrease in our revenues due to a further economic slowdown, a decrease in the overall market’s IT spending or a reduction in the capital expenditures by companies in our target markets. Our cloud and other online based offerings are conducted through the Internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel and elsewhere and may impede the growth of the Internet; and consequently our services and growth.   In addition, our profitability may be adversely affected by fluctuations in currency exchange rates. If the shekel strengthens against the dollar during 2015, the value of our expenses will increase as compared to our revenues, since a large portion of our expenses are paid in shekels, whereas most of our revenues are generated in dollars.

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

We record a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with Accounting Standards Codification ("ASC") No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $0.9 million and $1.8 million as of December 31, 2013 and 2014, respectively.

Deferred revenues include unearned amounts received under post-contract customer support.

Impairment of Marketable Securities. All of our marketable securities are currently debt securities, which are classified as available-for-sale securities. We assess our available-for-sale marketable securities on a regular basis for other-than-temporary impairment. Pursuant to the accounting guidance in ASC No. 320 “Investments- Debt and Equity Securities”, if we have a security with a fair value less than its amortized cost and we intend to sell the security or it is more likely than not that we will be required to sell the security before it recovers in value, an other-than-temporary impairment has occurred and we must record the entire amount of the impairment in earnings. If we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before it recovers in value, we must estimate the net present value of cash flows expected to be collected. If the amortized cost exceeds the net present value of cash flows, such excess is considered a credit loss and an other-than-temporary impairment has occurred. The credit loss component is recognized in earnings and the residual portion of the other-than-temporary impairment is recorded in other comprehensive income. The determination of credit losses requires significant judgment and actual results may be materially different than our estimate. We may consider the likely reason for the decline in value, the period of time the fair value was below amortized cost, changes in and performance of the underlying collateral, the ability of the issuer to meet payment obligations, changes in ratings and market trends and conditions.

During the years ended December 31, 2012, 2013 and 2014, no other-than temporary impairments were recorded related to our marketable securities.

Goodwill. Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment at least annually on December 31 or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable in accordance with ASC No. 350 “Intangibles – Goodwill and other.” The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. Only if the carrying amount exceeds its fair value, the second step will be performed. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. We adopted the provisions of ASU 2011-08 for the Company's annual impairment test of 2014. This analysis determined that no indicators of impairment existed. As of December 31, 2014, no impairment of goodwill has been identified.

Impairment of long-lived assets and intangible assets. We are required to assess the impairment of tangible and intangible long-lived assets, subject to amortization, under ASC No. 360 “Accounting for the Impairment or Disposal of Long-Lived Assets”, on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

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

We did not record any impairment losses for the years ended December 31, 2012, 2013 and 2014.

Stock-based compensation. We account for equity-based compensation in accordance with ASC No. 718 “Compensation – Stock Compensation.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

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

Income Taxes. We are subject to income taxes in Israel, the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC No. 740 “Income Taxes” we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2014 and 2013 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 12 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “2014 Results of Operations – Taxes” below.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2012	2013	2014
	(U.S. $ in thousands)
Revenues:
Products	$119,279	$118,727	$138,975
Services	69,892	74,270	82,917
	189,171	192,997
Cost of revenues:			221,892
Products	26,386	27,066	29,448
Services	9,333	9,669	10,248
	35,719	36,735	39,732
Gross profit	153,452	156,262	182,160
Operating expenses:
Research and development, net	36,187	40,983	44,081
Sales and marketing	76,646	82,815	93,203
General and administrative	9,696	14,895	19,797
Total operating expenses	122,529	138,693	157,081
Operating income	30,923	17,569	25,079
Financial income, net	4,792	4,494	5,802
Income before taxes on Income	35,715	22,063	30,881
Taxes on income	(3,958)	(4,008)	(5,931)
Net income	31,757	18,055	24,950

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	2012	2013	2014
Revenues:
Products	63%	62%	63%
Services	37	38	37
	100	100	100
Cost of Revenues:
Products	14	14	13
Services	5	5	5
	19	19	18
Gross profit	81	81	82
Operating expenses:
Research and development, net	19	21	20
Sales and marketing	41	43	42
General and administrative	5	8	9
Total operating expenses	65	72	71
Operating income	16	9	11
Financial income, net	3	2	3
Income before taxes on Income	19	11	14
Taxes on income	(2)	(2)	(3)
Net income	17%	9%	11%

Comparison of Years Ended December 31, 2014, 2013 and 2012

Revenues.

Our revenues are derived from sales of our products and services and from sales of post-contract customer support through our Certainty Support program.  We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectability is probable.  Post-contract customer support, which represents mainly software update subscriptions, help-desk support and unit repairs or replacements, is recognized ratably over the contract period.

We operate in one reportable market segment and our revenues are attributed to geographic areas based on the location of the end-users.

The following table provides a breakdown of our revenues (dollars in thousands) by type of revenues both in dollars and as a percentage of total revenues for the years ended December 31, 2012, 2013 and 2014:

	2012		2013		2014		% Change 2014 vs. 2013	% Change 2013 vs. 2012
Products	119,279	63%	118,727	62%	138,975	63%	17%	0%
Services	69,892	37%	74,270	38%	82,917	37%	12%	6%
Total	189,171	100%	192,997	100%	221,892	100%	15%	2%

The following table shows a breakdown of our total revenues (dollars in thousands) by geographical distribution both in dollars and as a percentage of total revenues for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012		2013		2014
North, Central and South America (principally the United States)(*)	58,197	31%	73,216	38%	93,486	42%
EMEA (Europe, the Middle East and Africa)	57,135	30%	53,361	28%	55,375	25%
Asia-Pacific(**)	73,839	39%	66,420	34%	73,031	33%
Total	189,171	100%	192,997	100%	221,892	100%

(*) For the years ended December 31, 2014, 2013 and 2012, our revenues from the United States were $75.9 million, $54.9 million and $41.6 million, respectively, representing 34%, 28% and 22% of total revenues for these years, respectively.

(**) For the year ended December 31, 2012, our revenues from China were $19.9 million, representing 11% of total revenues. For the years ended December 31, 2014 and 2013, our revenues from China were less than 10% of our total revenues.

In 2014, our product sales increased by $20.2 million, or 17.0%, compared to 2013. This increase, which is attributed to increased sales in all of our major product lines, was primarily due to the global growth in IT market spending during 2014 and the continued growing demand for our solution offering in connection with cloud computing and virtualization trends; growth of mobile data consumption (such as smartphones, tablet computers and other application based appliances); and higher demand for Application Security solutions that we believe is associated with the increased frequency and complexity of cyber attacks as reported in the world media during the last few years.  During 2014, our revenues from the enterprise market represented approximately 68% whereas revenues from the carrier market represented approximately 32% of our total revenues, compared to 70% and 30%, respectively, in 2013.

Revenues from services also increased during 2014 by approximately $8.7 million, or 12% reflecting the continued growth in our installed base.

Our revenues in the Americas increased by $20.3 million, or 28% year-over-year, mainly as a result of increased demand for our solution offering coupled with improved execution of our sales team in the region. The EMEA region slightly improved compared to 2013, growing by 4% year-over-year. We believe this is a result of an improvement in executing our sales efforts within the region along with a slow recovery experienced in some of the European countries. The APAC region increased by $6.6 million, or 10% year- over-year, demonstrating an improved sales execution and efforts to compete with the local low-cost vendors in the region.

Other than the United States, which accounted for 34% of our total revenues in 2014, no other single country accounted for more than 10% of our sales for 2014.

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

In 2013, our revenues increased in the Americas by 26% year-over-year compared to 2012, primarily as a result of increased investments in our sales resources in this region and improved market conditions. The EMEA region experienced a decline of 7%, mainly due to reduced IT spending in our market which we believe is associated with the continued economic slowdown in major Western European countries. We also witnessed some weakness in our EMEA sales force execution in the first half of 2013, which we believe we have resolved, based on the EMEA region results in the second half of 2013. Revenues from APAC decreased by 10%, mainly due to increased competition from local low-cost vendors as well as price reductions in the load balancing products in some markets.

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

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures (dollars in thousands) and as a percentage of the relative revenues:

	2012		2013		2014
Cost of Products	$26,386	22.1%	$27,066	22.8%	$29,448	21.2%
Cost of Services	9,333	13.4%	9,669	13.0%	10,284	12.4%
Total	$35,719	18.9%	$36,735	19.0%	$39,732	17.9%

        Cost of products sales as a percentage of products sales decreased year-over-year from 22.8% in 2013 to 21.2% in 2014. Cost of products sales in 2014 included amortization of intangible assets in the amount of $1.1 million, compared to an amortization of intangible assets in the amount of $2.2 million in 2013. Our cost of products sales as a percentage of products sales, excluding amortization of intangible assets, represented approximately 20.4% of products sales in 2014, compared to 21.0% in 2013. The slight decrease in cost of products sales as a percentage of products sales is mainly due to increase in cloud and software based solutions sold during 2014 compared to 2013, which have higher margins.

Cost of sales related to services as a percentage of service revenues in 2014 was 12.4% compared to 13.0% in 2013. Since a major portion of these costs are fixed costs (mainly salaries of technical personnel), the increase in sales did not correlate into the same rate of increase in costs.

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

Operating Expenses.

The following table sets forth a breakdown of our operating expenses (dollars in thousands) for the periods indicated:

	2012	2013	2014	% Change 2014 vs. 2013	% Change 2013 vs. 2012
Research and development, net	$36,187	$40,983	$44,081	8%	13%
Selling and marketing	76,646	82,815	93,203	13%	8%
General and administrative	9,696	14,895	19,797	33%	54%
Total	$122,529	$138,693	$157,081	13%	13%

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

R&D expenses were $44.1 million in 2014, an increase of $3.1 million, or 8% compared with research and development expenses of $41.0 million in 2013. This increase is a result of the following: (1) an increase of $2.4 million due to a higher average number of R&D employees and subcontractors as well as salary raises awarded in mid-2014, (2) an increase of $0.1 million of overhead costs primarily associated with the additional hired headcount, and (3) an increase of $0.7 million attributed to an increase in depreciation expenses related to our R&D testing and lab equipment. Such increase was partially offset by a decrease in stock based compensation expenses in the amount of $0.1 million. See also “Stock based compensation expenses” below.

R&D expenses were $41.0 million in 2013, an increase of $4.8 million, or 13% compared with research and development expenses of $36.2 million in 2012. This increase is a result of the following: (1) an increase of $3.7 million due to a higher average number of R&D employees (part of which due to the Strangeloop acquisition) as well as salary raises awarded in mid-2013, (2) an increase $0.6 of overheads partially associated with the additional hired headcount (3) an increase of approximately $1.6 million from the weakening of the dollar against the NIS, and (4) an increase of $0.5 million was attributed to an increase in stock-based compensation expenses. See also “Stock based compensation expenses” below. Such increase was partially offset by (1) a $0.9 million decrease in subcontractors costs in 2013 mainly due to replacements of subcontractors by employees, and (2) a decrease in depreciation expenses in the amount of $0.7 million, related to our R&D testing and lab equipment.

Excluding the exchange rates effect, we expect our R&D expenses in 2015 to be higher than in 2014, mainly due to continued expansion of our workforce, primarily the expected hiring of employees in research and development positions.

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

Sales and marketing expenses were $93.2 million in 2014, an increase of $10.4 million, or 13%, compared with sales and marketing expenses of $82.8 million in 2013. Intangible assets amortization expenses in 2014 decreased in an amount of $0.3 million from $0.9 million in 2013 to $0.6 million in 2014. Excluding these amortization expenses, sales and marketing expenses increased by $10.7 million, of which (1) $6.1 million was attributable to salary costs due to increase in the average number of sales, technical support and marketing employees in the United States and EMEA, as well as recruiting expenses , salary raises awarded in the beginning of 2014 to some of our employees and higher sales commission to the sales teams, mainly in the US and EMEA (2) $3.4 million relates to higher distribution fees associated with Radyoos’ distribution of its web browser extension, (3) a decrease of $0.3 million in marketing events such as trade shows and seminars activities, (4) $0.7 million in travel costs and overhead associated mainly to the increase in the number of our employees and the growth of our business, (5) $0.4 million relates to higher depreciation expenses related to our promotion and support equipment used to demonstrate our product offerings as part of our sales efforts, and (6) increase of $0.4 million attributed to a higher stock-based compensation expenses (see also “Stock based compensation expenses” below).

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

Excluding the effect of exchange rates, which was immaterial in 2014, we expect our sales and marketing expenses in 2015 to be higher than in 2014, mainly due to the increase in the number of our employees engaged in marketing and sales positions and marketing activities to promote our new and improved products.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs and other general corporate expenses.

General and administrative expenses were $19.8 million in 2014, an increase of $4.9 million, compared with general and administrative expenses of $14.9 million in 2013. General and administrative expenses in 2014 included stock-based compensation expenses of $2.9 million, compared to stock-based compensation expenses of $1.2 million in 2013. The increase in stock based compensation expenses of $1.7 million is explained below under “Stock based compensation expenses”. Excluding stock based compensation expenses, general and administrative expenses increased in 2014 by $3.2 million, of which, (1) $2.9 million relates to litigation costs in connection with the intellectual property litigation matter, which began in mid-2013 and (2) $0.3 million relates to higher average number of employees and salary raises rewarded during 2014.

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

Excluding the possible effect of exchange rates, which was immaterial in 2014, we expect our general and administrative expenses to continue to increase moderately in 2015, to support the growth of our organization.

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

Our total amount of stock based compensation expenses in 2014 totaled to $7.4 million, an increase of $2.0 million compared with expenses of $5.4 million in 2013. During 2014, we granted stock options to purchase 1.2 million shares at a weighted average grant-date fair value of $5.4 per option and 0.3 million restricted stock units, or RSUs, at a weighted average grant-date fair value of $17.0 per RSU, compared to 2.1 million options granted during 2013 at an average grant-date fair value of $5.0 per option and 0.2 million RSUs at a weighted average grant-date fair value of $14.5 per RSU. The reason for the increase in our stock based compensation expenses in 2014, despite the decrease in options granted in 2014 compared to 2013, is due to the fact that the majority of our options, which were allocated during 2013 were allocated towards year-end and therefore impacted 2014  materially, compared to 2013.

Our total amount of stock based compensation expenses in 2013 totaled to $5.4 million, the same as in 2012. During 2013, we granted stock options to purchase 2.1 million shares at a weighted average grant-date fair value of $5.0 per option and 0.2 million RSUs at a weighted average grant-date fair value of $14.5 per RSU, compared to 0.8 million options granted during 2012, in an average grant-date fair value of $6.2 per option. The impact of the increase in quantities of options granted, as well as the relatively high grant-date fair value of the RSUs, on our stock-based compensation expenses in 2013 was offset by the decrease in the average grant-date fair value of the options granted during 2013 compared to 2012, and the fact that in 2012 the quantity of options granted was relatively low compared to 2011 allocations (which results in low amount of stock-based compensation expenses recorded in 2013 due to 2012 grants compared to stock-based compensation expenses recorded in 2012 due to 2011 grants).

Financial Income, Net.

Financial income, net consists primarily of interest earned on short-term and long-term bank deposits, amortization of premiums, accretion of discounts, interest and dividends earned on investments in marketable securities, and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Financial income, net was $5.8 million in 2014, compared with $4.5 million in 2013. An increase of $0.9 million is attributed to the impact of changes in exchange rates in 2014, compared to 2013. An increase of approximately $0.4 million is attributed mainly to an increase of our average cash balance (including bank deposits and marketable securities) in 2014 compared to 2013.

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 26.5% for the 2014 tax year. However, we have established approved enterprise programs, which are eligible for the tax benefits described below under the heading “Corporate Tax Rate.” These benefits result in part of our income being tax exempt or taxed at a lower rate for some time after we begin to report taxable income.  For the years prior to 2014, the tax rate depended upon the percentage of our income derived at that time from the approved enterprise and privileged program.  The tax benefits depended on our meeting the requirements of the approved enterprise program and there is no assurance that we will be able to obtain such benefits. In addition, our U.S. subsidiary has carry-forward tax losses to offset against future taxable profit. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly. We may incur tax expenses in 2015 which we anticipate to be at a rate of up to 22% of our pre-tax income. Starting January 1, 2014 the uniform tax rate will be 9% in geographical areas in Israel designated as Development Zone A and 16% elsewhere in Israel.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

Tax expense for 2014 and 2013 amounted to $5.9 million and $4.0 million, respectively; however our effective tax rate in 2014 increased to 19% from 18% in 2013. The increase in the effective tax rate was mainly due to increase in our income generated in the US, which is subject to relatively higher tax rate and to our income in Israel, which was subject to higher effective tax rate in 2014 compared to the effective tax rate in 2013 due to the expiration of the tax exemption we benefited from through 2013 under the previous legislation investment law.

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

Related Parties

We have entered into a number of agreements with certain companies, of which Yehuda, Zohar Zisapel and/or Nava Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the agreements and confirmed that they were not different in any material respect than that which could have been obtained from unaffiliated third parties.

In addition, we purchase different services and fixed assets from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance communication and Managed Security Service Providers (MSSP) scrubbing centers services. If we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services.

B.           Liquidity and Capital Resources

Working Capital and Cash Flows

In our opinion, the Company’s working capital is sufficient for the Company’s present requirements. Since our inception, we have financed our operations through a combination of issuing debt and/or equity securities, including two public offerings, research and development and/or marketing grants from the Government of Israel and cash generated by operations. Capital expenditures were $9.5 million, $8.7 and $9.3 for the years ended December 31, 2014, 2013 and 2012, respectively. These expenditures were mainly comprised of machinery and equipment, computers, lab equipment, testing tools and infrastructure to support our cloud based solutions. We expect to engage in additional capital spending to support possible growth in our operations, infrastructure and personnel. In 2015, we anticipate that the majority of our capital expenditures will be primarily for R&D testing, lab equipment and additional infrastructure to support our cloud based solutions.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands(:

	2014	2013	2012
Net cash provided by operating activities	$52,177	$30,200	$51,520
Net cash used in investing activities	(36,032)	(29,987)	(59,886)
Net cash provided by (used in) financing activities	8,767	(194)	11,028

Net cash provided by operating activities for 2014, 2013 and 2012 was $52.2 million, $30.2 million and $51.5 million, respectively. Our net income in 2014, 2013 and 2012 was $25.0 million, $18.1 million and $31.8 million, respectively.

Net cash provided by operating activities in 2014 consisted primarily of net income adjusted for non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible assets, amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities and accrued interest on bank deposits plus an increase in trade payables, other payables and accrued expenses and deferred revenues, partially offset by a decrease in other current assets and prepaid expenses and an increase in inventories and deferred income taxes.

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

Net cash used in investing activities amounted to $36.0 million for 2014, compared to net cash used in investing activities of approximately $30.0 million for 2013, and net cash used in investing activities of approximately $59.9 million for 2012.

Cash used in investing activity in 2014 consisted primarily of  investment in bank deposits, marketable securities, purchase of property and equipment and an intangible asset.

Cash used in investing activity in 2013 consisted primarily of investment in bank deposits, marketable securities, net cash paid in connection with the acquisition of Strangeloop and purchase of property and equipment.

Cash was used in investing activities in 2012 mainly for the investment in bank deposits, marketable securities and purchase of property and equipment.

Net cash provided by financing activities in 2014 was $8.8 million, compared to net cash used in financing activities of $0.2 million in 2013 and net cash provided by financing activities of $11.0 million in 2012.

Net cash provided by financing activities in 2014 was generated from issuance of shares upon exercise of options by our employees under our Key Employee Share Option Plans and from adjustment of excess tax benefit from stock based compensation, which was offset by the repurchase of ordinary shares.

Net cash used in financing activities in 2013 was attributed primarily to the repurchase of ordinary shares, which was offset by proceeds from issuance of shares upon exercise of options by our employees under our Key Employee Share Option Plans and from adjustment of excess tax benefit from stock based compensation.

Net cash provided by financing activities in 2012 was generated from proceeds from issuance of shares upon exercise of options by our employees under our Key Employee Share Option Plans and from adjustment of excess tax benefit from stock based compensation.

As of December 31, 2014, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities, of $330.7 million, compared to $285.7 million as of December 31, 2013 and $274.9  million as of December 31, 2012. As of December 31, 2014, approximately 72% of our short-term and long-term bank deposits were deposited in major Israeli banks in Israel which are rated AA+, as determined by the Israeli affiliate of S&P, and 28% were deposited in the U.S. branch of another major Israeli bank which is also rated AA+, as determined by the Israeli affiliate of S&P. As of December 31, 2014, the maximal contractual duration of any of our bank deposits was 2.2 years, the weighted average duration of our deposits was 1.8 years, and the weighted average time to maturity was 1.5 years.

Our marketable securities portfolio includes investments in foreign banks and government debentures and in corporate debentures. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States.  As of December 31, 2014, 50% of our marketable securities portfolio was invested in debt securities of financial institutions, 4% in debt securities of governmental institutions and 46% in debt securities of corporations. Less than 2% of our total investments portfolio was invested in debt securities of one issuer. From a geographic perspective, 55% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 25% were invested in debt securities of European issuers and 20% was invested in debt securities of other geographic-located issuers. As of December 31, 2014, 98% of our marketable securities portfolio were rated A- or higher, as determined by S&P, and 2% were rated BBB or BBB+.

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

The days-sales-outstanding (DSO) for a given period is calculated by dividing the end-of-period balance of accounts receivable by the average daily sales in the period. The average quarterly DSO (computed over the four quarters of the year) was 39 days for 2014, compared with 48 days in 2013 and 32 days in 2012. When computed annually, the DSO is 42 days in 2014, compared with 47 days in 2013 and 36 days in 2012.

DSO decreased in 2014 mainly due to the improved linearity of our revenues throughout 2014. In average, the total amount of invoices issued in the last month of each of the quarters in 2014 was 40% of total amount of invoices issued in each of the quarters of 2014, compared to an average of 54% of total amount of invoices issued in the last month of that respective quarter in 2013, out of total invoices issued in that respective quarter of 2013. Due to the fact that most of these invoices are not collected within the month of issuance, but only in the following months, our DSO decreased in 2014 compared to 2013.

Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our operating expenses.  Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy.  For example, in February 2013 we purchased Strangeloop for total consideration of $8.4 million in cash and additional transaction related costs of up to $0.5 million.

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

C.           Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2014, we had 305 employees and 71 subcontractors engaged primarily in research and development activities, compared to 292 employees and 49 subcontractors at the end of 2013.

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

F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2014 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	5,325	2,875	2,119	250	50
Total contractual cash obligations (2)(3)	5,325	2,875	2,119	250	50

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2015 to 2020, although certain of our leases have renewal options. The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2014.

(2) Payments for uncertain income tax positions of $5.8 million under ASC No. 740 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(r) and 12(a) of our Consolidated Financial Statements.

(3) Severance payments of $2.5 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Of this amount, $0.1 million is unfunded. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(t) of our Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position

Yehuda Zisapel (1)	73	Chairman of the Board of Directors
Yair Tauman (2)(3)(4)(5)	66	Director, Chairman of the Compensation Committee
David Rubner (1)(3)(4)(5)	75	Director, Chairman of the Audit Committee
Yael Langer (6)	50	Director
Avraham Asheri (1) (4) (5)	77	Director
Joel Maryles (2)(4)(5)	55	Director
Roy Zisapel (2)	44	Chief Executive Officer, President and Director
Meir Moshe	61	Chief Financial Officer
Gabi Malka	39	Chief Operating Officer
Sharon Trachtman	48	VP, Global Marketing
Yoav Gazelle	45	VP Sales EMEA & CALA
Terence Ying	53	VP Sales APAC
David Aviv	59	VP Advanced Technologies

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
(5)  Serves on the Audit and Compensation Committees of the Board of Directors.
(6) Term as director expires at the annual meeting of shareholders to be held in 2017.

Yehuda Zisapel, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. See “Item 4C – Organizational Structure.”  Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, a director and the President and Chief Executive Officer of the Company.

Prof. Yair Tauman, has served as a member of the Board of Directors since October 2010. He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and  was  previously the Dean of the Arison School of Business in the  (IDC)  s He is also a Leading Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York. He was a professor in Tel-Aviv University for 25 years until 2009 and 6 years a professor in Kellogg School of management at Northwestern University.   His areas of research include game theory and industrial organization. Prof. Tauman currently serves on the board of directors of nine  companies from different sectors including Bank Hapoalim, online auctions, education and IT . Prof. Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

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

Avraham Asheri has served as a member of the Board of Directors since July 2009. Mr. Asheri currently serves on the board of directors and several committees of the following companies: Elbit Systems Ltd. and Micronet Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991 to 1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee, and member of the Audit Committee of the Jerusalem Foundation and Board member and Chairman of Finance Committee of Mishkenot Sha’ananim. Mr. Asheri holds a BA degree in economics and political science from The Hebrew University, Israel.

Joel Maryles, has served as a member of the Board of Directors since January 2014. Mr. Maryles currently  serves on the board of directors of  EZchip Semiconductor Ltd. and he is a Venture Partner at OurCrowd. He held numerous senior positions in the financial sector over the past three decades.  From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded. From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney.   From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including Managing Director focused on Israeli technology and healthcare transactions.   Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors.  Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. from the University of Chicago.

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

Gabi Malka has served as our Chief Operating Officer since March 2014. From May 2005 to February 2014, Mr. Malka served as Vice President of Research and Development at HP Software (formerly Mercury). Prior to HP, from March 2000 to February 2005, Mr. Malka headed the R&D of AppStream (acquired by Symantec). Prior to AppStream,  from January 1998 to March 2000, Mr. Malka directed R&D organization at Amdocs Limited. Mr. Malka holds a B.A. from American InterContinental University and has furthered his post-graduate education at Lahav Business School, Tel Aviv University and Harvard Business School.

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

Yoav Gazelle has served as our Vice President, EMEA & CALA since June, 2013. Prior to joining Radware, between July, 2000 and March, 2013, Mr. Gazelle held a variety of sales, marketing and business development positions in ECI Telecom Ltd., including President, Head of Europe and the Americas from January, 2012 to March, 2013. Mr. Gazelle holds a B.Sc. degree in electrical and electronic engineering from the Technion – The Israeli Institute of Technology, Israel.

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

Additional Information

Under NASDAQ requirements, a majority of the members of our Board of Directors are required to be “independent” as defined under NASDAQ Marketplace Rules. We currently satisfy this requirement because four of our seven directors (Mr. David Rubner, Prof. Yair Tauman, Mr. Avraham Asheri and Mr. Joel Maryles) qualify as “independent directors” under the NASDAQ Marketplace Rules.

In September 2014, Dr. Hagen Hultzsch stepped down from his directorship after completing nine (9) years of service as a director for the Company.

Yehuda Zisapel, the Chairman of the Board of Directors, co-founder of the Company, and a principal shareholder of our company, is the father of Roy Zisapel, a director and the Company’s President and Chief Executive Officer. In accordance with the Companies Law, Mr. Zisapel’s service as our Chairman was approved by our shareholders in September 2014. There are no other family relationships between any of the directors or members of senior management named above.

B.           Compensation

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. In October 2013, our shareholders approved the compensation policy for our executive officers and directors, or the Compensation Policy, which was designed to correlate executive compensation with Radware's objectives and goals.

The following table sets forth all compensation we paid with respect to all of our directors and officers as a group for the periods indicated. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses		Pension, retirement and other similar benefits

2013 - All directors and officers as a group, consisting of 15 persons*	$3,064,000	*	$419,000	*
2014 All directors and officers as a group, consisting of 14 persons**	$3,011,000	**	$433,000	**

*  All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2013, including two executive officers whose service expired in December 2013 and March 2014.

** All directors and executive officers as a group, consisting of 14 persons for the year ended December 31, 2014, including one director whose service expired in September 2014.

During 2014, we granted to our directors and officers listed in Item 6A above options to purchase, in the aggregate, 401,375 ordinary shares at a weighted average exercise price per share of $17.34. The options expire sixty-two months after grant. The weighted average grant date fair value of these options was $5.71 per option.  For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(q) to our consolidated financial statements included elsewhere in this annual report. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Share Option Plans” below.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2014, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2014.

Name and Principal Position (1)	Year	Salary	Bonus (including Sales Commissions) (2)	Equity-Based	All Other	Total
				Compensation (3)	Compensation (4)
		(US$ in thousands)
Meir Moshe, Chief Financial Officer	2014	418	---	971 (5)	99	1,488
Gabi Malka, Chief Operating Officer	2014	209	77	702 (6)	49	1,037
Roy Zisapel, Chief Executive Officer, President and Director*	2014	406 (7)	262 (8)	---	86	754
Yoav Gazelle, Vice President EMEA & CALA **	2014	199	237	58 (9)	49	543
Terence Ying, Vice President Asia-Pacific	2014	263	215	---	16	494

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)
Amounts reported in this column represent annual bonuses, including sales commissions. Consistent with our Compensation Policy, such bonuses are based upon (i) for non-sales executive officers (in this list – the only non-sales executives entitled to a bonus are Mr. Roy Zisapel and Mr. Gabi Malka) - achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year, with a portion of the bonus (up to 10% in the case of Roy Zisapel) being based on the achievement and performance of pre-determined individual key performance indicators (KPIs), and, in any event, not to exceed the amount of one (100%) annual base salary of such executive (133% in the case of Roy Zisapel); and (ii) for sales executive officers - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, and in any event, not to exceed the amount of four annual base salaries of such executive.

(3)
Amounts reported in this column represent the grant date fair value in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2(q) to our consolidated financial statements included elsewhere in this annual report.

(4)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds ('keren hishtalmut'), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), phone, convalescence or recreation pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Radware's guidelines. Unless otherwise indicated herein, all Covered Executives (i) are entitled to a notice period of at least 1 month prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (ii) are not entitled to any special bonuses or benefits upon a change of control of our Company, other than a potential acceleration of the vesting of their stock options pursuant to our equity incentive plan, as more fully described in Item 6E below.

(5)
On January 27, 2014, we granted Mr. Meir Moshe options to purchase 150,000 ordinary shares with an exercise price of $ 17.98 per share. Half (50%) of these options will become exercisable two years following the grant, 25% of those options will become exercisable three years following the grant and the remainder are exercisable four years following the grant. The options expire 62 months from the grant date, i.e., on March 27, 2019.

(6)
On April 29, 2014, we granted Mr. Gabi Malka options to purchase 121,375 ordinary shares with an exercise price of $16.07 per share. Half (50%) of these options will become exercisable two years following the grant, 25% of those options will become exercisable three years following the grant and the remainder are exercisable four years following the grant. The options expire 62 months from the grant date, i.e., on June 29, 2019.

(7)
Mr. Roy Zisapel is entitled to a gross base salary of $300,000 (or the equivalent in NIS) per annum. However, he is also entitled to a quarterly payment of $25,000, effective as of the January 1, 2012 as compensation for his additional duties and tasks in the United States as manager of our entire on-going North Americas activities. The additional amount will be payable for as long as Mr. Zisapel maintains this additional position.

(8)
Consistent with our Compensation Policy, and as approved by our shareholders in October 2013, for each of the years 2013, 2014 and 2015, Mr. Roy Zisapel is entitled to an annual bonus of up to $300,000 (or the equivalent in NIS) for the achievement of milestones and criteria which consist of several performance targets (namely revenues, profitability, business development, product development, product quality and overall performance).

(9)
On April 29, 2014, we granted Mr. Yoav Gazelle options to purchase 10,000 ordinary shares with an exercise price of $16.07 per share. Half (50%) of these options will become exercisable two years following the grant, 25% of those options will become exercisable three years following the grant and the remainder are exercisable four years following the grant. The options expire 62 months from the grant date, i.e., on June 29, 2019.

* All or part of the base salary is denominated in NIS and therefore fluctuations in dollar amounts may be attributed to $/NIS exchange rate fluctuations.

** All compensation, except equity-based compensation, is denominated in EUR and therefore fluctuations in dollar amounts may be attributed to $/EUR exchange rate fluctuations.

Compensation of Directors

An external director is entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service as an external director.

Our non-employee directors, including external directors, are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $30,200) per year of service; (ii) per meeting remuneration of NIS 3,600 (currently equivalent to approximately $900) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend)  in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All amounts payable under items (i), (ii), (iii) and (iv) are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

In addition, our non-employee directors, including external directors, are entitled to a grant of options under our stock option plans to purchase 20,000 ordinary shares for each year in which such non-employee director holds office. The options are granted for three years in advance, and therefore every director receives an initial grant of options to purchase 60,000 ordinary shares which vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors (other than our external directors, as described below) is divided into three classes with each class of directors serving until the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2015	Yehuda Zisapel and Avraham Asheri
Class II	2016	Roy Zisapel and Joel Maryles
Class III	2017	Yael Langer

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

The initial term of an external director is three years and may be extended for up to two additional three-year terms. Thereafter, in a company whose shares are listed for trading on, among others, the Nasdaq Global Select Market, such as Radware, he or she may be reelected by our shareholders for additional periods of up to three years each only if the Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term as described above; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee or the external director himself or herself proposed their own reelection, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

External directors may be removed from office only by the vote of the same percentage of shareholders as is required for their election or by a court but, in both cases, only if they cease to meet the statutory qualifications for appointment or if they violate their duty of loyalty to the Company.

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

Our Board has determined that all directors serving on our Audit Committee (Mr. Avraham Asheri, Mr. David Rubner, Prof. Yair Tauman and Mr. Joel Maryles) meet the independence standards required of Audit Committee members by the Securities Exchange Act of 1934 and the NASDAQ Marketplace Rules. In addition, the Board of Directors has determined that Mr. Avraham Asheri is considered an “audit committee financial expert” (as defined by SEC rules).

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

Compensation Committee

Pursuant to applicable NASDAQ rules, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by a compensation committee comprised solely of independent directors. Under the Companies Law, our Board of Directors is required to appoint a compensation committee comprised of at least three directors and which shall include all of the company’s external directors. The other members of the compensation committee must satisfy certain independence standards under the Companies Law, and the chairman is required to be an external director. Under the Companies Law, the role of the compensation committee includes recommending to the Board of Directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; reviewing, from time to time, modifications to the compensation policy and examining its implementation; approving the actual compensation terms of office holders prior to approval thereof by the Board of Directors; and resolving whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval

Our Compensation Committee was created in 1999 as the Share Incentive Committee and was renamed the Compensation Committee in 2004. Pursuant to its charter, the Compensation Committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue options under our stock option plans. The Compensation Committee reviews and determines, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s Chief Executive Officer and other executive officers.

The Compensation Committee currently consists of Mr. David Rubner and Prof. Yair Tauman, who are also our external directors, and Mr. Avraham Asheri, all of whom are independent directors.

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Board and Committee Meetings

Name of Body	No. of Meetings in 2014	Average Attendance Rate
Board of directors	7	98%
Audit committee	5	100%
Compensation committee	4	100%

Each director attended at least 85% of all Board meetings.

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

Approval of Office Holder Compensation

        Under the Companies Law, every Israeli public company, such as Radware, must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company’s compensation policy. In October 2013, our shareholders approved the Compensation Policy.

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

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As at December 31,
	2014		2013		2012
Approximate numbers of employees and subcontractors by geographic location
Israel	408	(**)	394	(**)	366
United States	168		153		130
Other	319	(*)	307	(*)	304	(*)
Total workforce	895		854		800
Approximate numbers of employees and subcontractors by category of activity
Research and development	376	(*)	341	(*)	328	(*)
Sales, technical support, business development and marketing	406		405		375
Management, operations and administration	113		108		97
Total workforce	895	(**)	854	(**)	800

(*) Include 71, 49 and 77 subcontractors, as of December 31, 2014, 2013 and 2012, respectively.
(**) Include 18 and 13 employees, as of December 31, 2014 and 2013 respectively, in Radyoos, our Israeli-based subsidiary which is engaged in developing and operating a web-based e-commerce platform, and not in our core business.

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

E.           Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of April 12, 2015. The percentage of outstanding ordinary shares is based on 46,138,464 ordinary shares outstanding as of April 12, 2015.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,818,243	6.10%
Roy Zisapel (2)	1,989,204	4.31%
Avraham Asheri (3)	*	*
Yael Langer (3)	*	*
David Rubner (3)	*	*
Yair Tauman (3)	*	*
Joel Maryles (3)	*	*
Meir Moshe (3)	*	*
Gabi Malka (3)	*	*
David Aviv (3)	*	*
Sharon Trachtman (3)	*	*
Yoav Gazelle (3)	*	*
Terence Ying (3)	*	*
All directors and executive officers as a group (13 persons) (4)…………………...	5,377,611	11.57%

(1) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 2,255,777 are held directly by Yehuda Zisapel; (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company wholly-owned in equal shares by Yehuda Zisapel and Nava Zisapel; and (iii) 40,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $16.21 per share, expiring in January 2018. In addition, Nava Zisapel directly holds 2,505,243 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(2) Consists of 1,989,204 shares.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Consists of 5,040,111 shares and 337,500 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of i) 10,000 options at an exercise price of $11.94 which expire in June 2015, (ii) 60,000 options at an exercise price of $17.29 which expire in December 2015,  (iii) 30,000 options at an exercise price of $17.97 which expire in December 2015, (iv) 37,500 options at an exercise price of $16.40 which expire in September 2016, (v) 40,000 options at an exercise price of $12.34 which expire in November 2016, (vi) 120,000 options at an exercise price of $16.21 which expire in January 2018, (vii) 20,000 options at an exercise price of $13.89 which expire in December 2018, and (viii) 20,000 options at an exercise price of $17.98 which expire in March 2019. In addition, Nava Zisapel directly holds 2,505,243 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

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

Options granted pursuant to the Share Incentive Plan are typically granted for a term of sixty-two months from the date of the grant of the option. As of December 31, 2014,  24,379,912 ordinary shares have been reserved for equity grants under the plan, of which we have granted (i) options to purchase 23,818,798 ordinary shares at a weighted average exercise price of $7.25 per ordinary share and (ii) 484,151 RSUs have been issued under the plan.

The Share Incentive Plan allows the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2014, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

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

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (“ESPP”), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year offering periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2014, a total of 255,560 shares have been purchased under the ESPP. During 2014, no shares have been purchased under the ESPP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 12, 2015, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares

Rima Senvest Management, LLC (1)	4,623,530	10.02%
Morgan Stanley (2)	4,479,026	9.71%
Nava Zisapel (3)	3,027,709	6.56%
Yehuda Zisapel (4)	2,818,243	6.10%
Wellington Management Group LLPC (5)	2,547,625	5.52%

(1) Shares are beneficially owned by Rima Senvest Management, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 10 to Statement on Schedule 13G filed with the SEC by Mr. Mashaall and Rima on February 17, 2015. Based on previous amendments to the Schedule 13G filed with the SEC by Mr. Mashaall and Rima, Rima beneficially owned, as of February13, 2014, 9.12% of our outstanding ordinary shares, as of February 14, 2013, 6.87% of our outstanding ordinary shares and as of February 14, 2012, 7.81% of our outstanding ordinary shares.

(2) This information is based on information provided in the Amendment No. 2 to Statement on Schedule 13G filed with the SEC by Morgan Stanley on February 5, 2015. Based on the Schedule 13G previously filed with the SEC by Morgan Stanley, Morgan Stanley beneficially owned, as of January 28, 2014 4,233,616 ordinary shares  and as of April 12, 2013, 1,482,928 ordinary shares.

(3) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,505,243  are held directly; and (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Nava Zisapel;  As noted in note 1 in “Item 6E – Share Ownership,” Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(4) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 2,255,777 are held directly by Yehuda Zisapel; (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company wholly-owned in equal shares by Yehuda Zisapel and Nava Zisapel; and (iii) 40,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $16.21 per share, expiring in January 2018. In addition, Nava Zisapel directly holds 2,505,243 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(5) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Wellington Management Group LLP on February 12, 2015.

 Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 12, 2015, there were 29 holders of record of our ordinary shares, of which 18 record holders, holding approximately 10.51% of our ordinary shares, had registered addresses in Israel, and of which 9 record holders, holding approximately 89.49% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 89.49% of our outstanding ordinary shares as of said date).

B.           Related Party Transactions

General

We have entered into a number of agreements with certain companies, of which Yehuda, Nava and Zohar Zisapel are co-founders, directors and/or principal stockholders, collectively known as the RAD-Bynet Group. See Item 4C – Organizational Structure.” Of these agreements, the lease for our headquarters in Tel Aviv is material to our operations. We believe that the terms of the transactions to which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was based on negotiations between the parties. Members of our management reviewed the pricing of the lease agreement, as well as, in some cases, used a third-party consulting firm, and confirmed that it was not different in any material respect than that which could have been obtained from unaffiliated third parties.

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

The RAD-Bynet Group consists of high-tech manufacturers of hardware and software solutions and data communication providers, distributors and integrators as well as service providers. The RAD-Bynet Group includes approximately 15 different companies dealing in advanced communication technology, Managed Security Service Providers (MSSP) scrubbing centers services,  networks, and integration. Companies within the RAD-Bynet Group provide a variety of services to their customers, including: engineering, purchasing and sub-contracting, production and final testing, planning and control, and support for end users. The RAD-Bynet Group also includes a few companies which provide services in order to support the activities of the other RAD-Bynet Group members, such as real estate leasing and administrative services. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products. Each company in the RAD-Bynet Group is independent from the others. The ownership and Board of Directors structure of each RAD-Bynet Group member is different and certain of the RAD-Bynet Group members are publicly traded companies.

All transactions and arrangements with affiliated parties, including other members of the RAD-Bynet Group, require the approval of our Audit Committee and our Board of Directors and may, in certain circumstances, require approval by our shareholders.

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by Zohar Zisapel, Nava Zisapel and Yehuda Zisapel:

•
One lease or the “Headquarters Lease” is a five-story building in Tel Aviv, Israel, consisting of approximately 36,000 square feet, plus storage and parking space. The lease expires in November 2017. The annual rent amounts to approximately $649,000.

•
Another lease consists of four floors in the Or Tower in Tel Aviv, Israel with approximately 60,000 square feet, plus parking spaces. The lease expires in June 2015. The annual rent for such two floors amounts to approximately $1,379,000.

•
Another lease consists of one floor in the second wing of Or Tower in Tel Aviv, Israel, with approximately 12,000 square feet, plus parking spaces. The lease expired in February 2015 and was not renewed. The annual rent amounts to approximately $340,000.

•
We also lease approximately 3,500 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. This lease expires in August 2020. The annual rent amounts to approximately $86,000.

•
In addition, we lease approximately 15,000 square feet of space in Jerusalem, Israel, for manufacturing facilities from an affiliated company owned by Yehuda Nava and Zohar Zisapel. This lease expires in August 2016. The annual rent amounts to approximately $169,000

We entered into an agreement with RAD Data Communications, Inc., a company controlled by Yehuda, Nava and Zohar Zisapel, pursuant to which we lease approximately 14,800 square feet in Mahwah, New Jersey, consisting of approximately 10,600 square feet of office space and 4,200 square feet of warehouse space, in consideration for annual rent of approximately $234,000 (including taxes, electricity and management fees). We have recently exercised an option to extend such lease for an additional period of three years ending in April  2017

Distribution Agreement

Bynet Data Communications Ltd. (“Bynet”), a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet under which we provide Bynet Data Communications with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet (and other companies in the RAD-Bynet Group) amounted to approximately $3.7 million in 2014, compared to $4.2 million in 2013.

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

A.           Consolidated Statements and other Financial Information

Financial Statements

See “Item 18 - Financial Statements”.

Export Sales

For the year ended December 31, 2014, the amount of our export sales (i.e., sales outside Israel) was approximately $187 million, which represents 98% of our total sales.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability, other than as set forth below.

SNMP Intellectual Property Claim

In November 2011, SNMP Research International, Inc. and SNMP Research, Inc. commenced a lawsuit in the United States Bankruptcy Court for the District of Delaware against Nortel Networks, Inc. (and certain of its affiliates entities), Genband US LLC, GENBAND, Inc., Performance Technologies, Inc., Perftech (PTI) Canada, Avaya, Inc. and Radware, Ltd.  SNMP alleges that the Company has infringed certain of SNMP’s copyrights, misappropriated certain of SNMP’s trade secrets, were unjustly enriched, and converted certain of SNMP’s intellectual property.  SNMP has asserted that as part of the Company’s acquisition of the Layer 4-7 Application Delivery business from Nortel Networks in March 2009, the Company received certain intellectual property of SNMP Research that was embedded in the Layer 4-7 business.  The complaint does not specify the amount of damages and requests that such amount be determined at trial.  The Company was served with the complaint in Israel in March 2013 and advised SNMP Research that it diligently investigated whether software received from Nortel included SNMP Software, and based on such investigation no SNMP Software was found.  The Company moved to dismiss the action in May 2013 based on failure of the complaint to plead facts sufficient to state plausible causes of action for which relief can be granted.  Oral argument on the motion was conducted on October 29, 2013.  On December 10, 2013, Chief Judge Gross granted our motion and dismissed the complaint as to us.  SNMP filed an amended complaint with the same claims on December 27, 2013, but the Company has not yet been served with the amended complaint.   After settlement discussions, the case against the Company was dismissed with prejudice without the payment of any monies or admission of wrongdoing by the Company on August 13, 2014.

Parallel Networks Intellectual Property Claim

In December 2013, Parallel Networks, LLC filed suit in the United States District Court for the District of Delaware, alleging infringement of U.S. Patents relating to the Company’s products that offer certain caching and URL re-writing features.  The Company denied that it has infringed any valid claims of the asserted patents and has filed counterclaims for a declaration that the Company’s products do not infringe and that the asserted patents are invalid.  After settlement discussions, the case against the Company was dismissed with prejudice without the payment of any monies or admission of wrongdoing by the Company on November 3, 2014.

F5 Intellectual Property Counterclaim

On August 29, 2013, F5 Networks, Inc. (“F5”) filed an amended answer and counterclaim in an action brought by Radware against F5 on May 1, 2013 for infringement of three Radware patents regarding link load balancing technology. In its counterclaim, F5 alleged infringement of four F5 patents related to cookie persistence technology. In particular, while F5 acknowledged that Radware is licensed to each of the F5 patents-in-suit, F5 contends that Radware’s AppDirector and Alteon product lines perform unlicensed modes of the patents-in-suit. F5’s counterclaim further alleged trade libel and unfair competition resulting from statements allegedly made by Radware asserting that F5 is responsible for certain internet service problems at major banks, including the Bank of America. On December 6, 2013, Radware filed an answer denying the allegations in F5’s counterclaims. On June 26, 2014, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s patent infringement counterclaim with respect to Radware’s AppDirector product line. The Markman hearing and summary judgment hearing with respect to the counterclaim has been set for June 10, 2015. No date has been set for trial in this matter and we currently cannot estimate what impact, if any, the litigation may have on our results of operations, financial condition or cash flows.

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

The following table sets forth the high and low sale price for our ordinary shares as reported by the NASDAQ Global Select Market for the periods indicated:

	NASDAQ Global Select Market
	High	Low

2010	$19.89	$7.46
2011	$21.37	$9.91
2012	$19.87	$14.48
2013
First Quarter	$19.28		$16.70
Second Quarter	$18.79		$13.76
Third Quarter	$15.24		$13.70
Fourth Quarter	$17.98		$13.78
ANNUAL	$19.28		$13.70
2014
First Quarter	$19.22		$16.40
Second Quarter	$18.21		$16.04
Third Quarter	$17.99		$15.99
October 2014	$19.08		$15.91
November 2014	$20.90		$18.97
December 2014	$22.67		$20.51
Fourth Quarter	$22.67		$15.91
ANNUAL	$22.67		$15.91
2015
January 2015	$23.49		$19.24
February 2015	$21.24		$19.75
March 2015	$22.46		$20.29
April 2015 (*)	$21.90	*	$20.69	*

*Through April 10, 2015

On April 10, 2015, the last reported sale price of our ordinary shares on the NASDAQ was $21.90 per share.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 25% for the 2013 and 26.5% for the 2014 tax year. Following an amendment to the Tax Ordinance, which came into effect on January 1, 2014, the Corporate Tax rate is scheduled to remain at a rate of 26.5% for future tax years. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate. However, the effective tax rate payable by a company which derives income from a preferred enterprise (as further discussed below) may be considerably less.

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

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investment Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011 and 2012 the reduced tax rate was 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax year 2013 the reduced tax rate was 7% for development area A and 12.5% for the rest of Israel, and as of the tax year 2014 and onwards the reduced tax rate is 9% for development area A and 16% for the rest of Israel.

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

Under the transition provisions of the new legislation, we decided to irrevocably implement the new law, effective January 1, 2014.

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, exclusive of income from government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise, located in Israel, owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year, which equated to NIS 811,560 in the 2014 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	Are broker-dealers or insurance companies;

•	Have elected mark-to-market accounting;

•	Are tax-exempt organizations or retirement plans;

•	Are grantor trusts;

•	Are S corporations;

•	Are financial institutions or “financial services entities” ;

•	Hold their shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	Are certain former citizens or long-term residents of the United States;

•	Acquired their shares upon the exercise of employee stock options or otherwise as compensation;

•	Are real estate investment trusts or regulated investment companies;

•	Own directly, indirectly or by attribution at least 10% of our voting power; or

•	Have a functional currency that is not the U.S. dollar.

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

Dividends that are received by non-corporate U.S. Holders will generally be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.”  Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

U.S. Holders may have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder.  These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year generally cannot exceed the pre-credit U.S. tax liability for the year attributed to non-U.S. source taxable income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares.  Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares (other than with respect to certain non-recognition transactions), a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition.  A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale.  Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year is long-term capital gain, and may be eligible for a reduced rate of taxation for individuals, estates or trusts (currently taxable at a maximum of 20%).  Gains or losses recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes.  The deductibility of a capital loss recognized on the sale, exchange or other disposition of our ordinary shares may be subject to limitations.  A U.S. Holder that receives foreign currency upon disposition of our ordinary shares and subsequently converts the foreign currency into U.S. dollars or disposes of such foreign currency, may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Medicare Tax.  Certain non-corporate U.S. holders may be subject to an additional 3.8% Medicare tax on all or a portion of their “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares subject to certain limitations and exceptions.  U.S. holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax on their investment in our ordinary shares.

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

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Select Market) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares.  As a result of such election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time.  Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, would be treated as ordinary income.  Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included.  Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss.  A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election.  There can be no assurances that there will be sufficient trading volume with respect to our ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the NASDAQ Global Select Market.  Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes.  As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

As indicated above, we will be a PFIC for any taxable year if the average percentage (by fair market value determined on a quarterly basis) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods besides the market capitalization approach in certain other valuation contexts. For our 2014 taxable year, we believe that we should not be classified as a PFIC. However, there can be no assurance that the IRS will not challenge this treatment and it is possible that the IRS could attempt to treat us as a PFIC for 2014 and possibly prior taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets and market capitalization, including the future price of our ordinary shares, which are all relevant to this determination of whether we are classified as a PFIC.  Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.

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

Certain U.S. holders (and to the extent provided in IRS guidance, certain non-U.S. holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed.  Holders should consult their own tax advisors regarding their tax reporting obligations.

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

In addition, as of December 31, 2014, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities, of $330.7 million. As of that date, approximately 99% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

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

A decline in market interest rates, such as the significant global decline in 2008 and 2009, that continued through 2014, has had an adverse effect on our investment income. This is because, in a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities held earlier than initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

Our investments consist primarily of government and corporate debentures and bank deposits. As of December 31, 2014, approximately 25% of our portfolio was invested in foreign banks and government debentures, 19% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

As material part of our investment portfolio is invested in long term bank deposits, in case of incline in interest rates, we may benefit from such incline only in later periods.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Exposure to Currency Fluctuations

Approximately 80% of our sales are denominated in dollars or are dollar-linked and we incur most of our expenses in dollars, NIS, and Euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the Euro and the NIS. Assuming our revenues and expenses in 2015 remain at the same level and with the same currency mix as in 2014, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $4.4 million and an increase in our expenses of $9.8 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and the U.S. dollar relative to the Euro:

Year ended December 31,	U.S. dollar against NIS	U.S. dollar against Euro
2010	(6.0)%	8.0%
2011	7.7%	3.3%
2012	(2.3)%	(2.0)%
2013	(7.0)%	(4.3)%
2014	12%	13.4%
2015 (1)	1.4%	13.1%

(1) January 1, 2015 through April 12, 2015

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

a.             Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2014. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2014, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2014 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2014, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2014.

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

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held in September  2014, our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

Fees for professional services provided by our independent auditors in each of the last two fiscal years in each of the following categories are:

	Year Ended December 31,
	2013		2014
	(US$ in thousands)
Audit Fees	280	75%	275	84%
Audit-Related Fees	-	-		-
Tax Fees	89	24%	31	9%
All Other Fees	6	1%	21	7%
Total	375	100%	327	100%

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2014 we repurchased our ordinary shares under a share repurchase plan, in an aggregate amount of $15.1 million, as follows:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units) (in US$)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
January 1 through 31	0	N/A	0	$32,117,177	(1)
February 1 through 28	0	N/A	0	$32,117,177	(1)
March 1 through 31	0	N/A	0	$32,117,177	(1)
April 1 through 30	0	N/A	0	$40,000,000	(2)
May 1 through 31	351,810	15.98	351,810	$34,378,672
June 1 through 30	0	N/A	0	$34,378,672
July 1 through 31	0	N/A	0	$34,378,672
August 1 through 31	272,045	16.59	272,045	$29,865,996
September 1 through 30	0	N/A	0	$29,865,996
October 1 through 31	0	N/A	0	$29,865,996
November 1 through 30	264,000	18.95	264,000	$24,863,196
December 1 through 31	0	N/A	0	$24,863,196

(1) In April 2013, the Company’s Board of Directors authorized the repurchase of up to an aggregate of $ 40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.  This plan was announced in a press release dated April 25, 2013 and expired on April 24, 2014.

(2) In April 2014, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.  This plan was announced in a press release dated April 30, 2014 and will expire on April 28, 2015.

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
Roy Zisapel
Chief Executive Officer
Date: April 27, 2015

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. and subsidiaries ("the Company") as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2015	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

RADWARE LTD.

We have audited Radware Ltd.'s (the "Company") and its subsidiaries internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014 and our report dated April 27, 2015 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2015	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2013	2014

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$20,067	$44,979
Available-for-sale marketable securities	30,372	29,448
Short-term bank deposits	84,387	29,989
Trade receivables (net of allowance for doubtful accounts and sales reserves in a total amount of $ 1,150 and $ 1,947 in 2013 and 2014, respectively)	24,911	25,637
Other current assets and prepaid expenses	6,323	8,107
Inventories	14,190	16,844

Total current assets	180,250	155,004

LONG-TERM INVESTMENTS:

Available-for-sale marketable securities	113,377	114,519
Long-term bank deposits	37,497	111,754
Severance pay fund	3,319	3,040

Total long-term investments	154,193	229,313

Property and equipment, net	17,523	20,592
Intangible assets, net	5,070	4,756
Goodwill	30,069	30,069
Other long-term assets	1,629	3,234

Total assets	$388,734	$442,968

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2013	2014

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$8,798	$9,817
Deferred revenues	38,674	41,966
Employees and payroll accruals	8,576	11,084
Other payables and accrued expenses	10,656	12,959

Total current liabilities	66,704	75,826

LONG TERM LIABILITIES:

Deferred revenues	20,036	25,382
Other long-term liabilities	7,874	8,063

Total long-term liabilities	27,910	33,445

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 0.05 par value - Authorized: 60,000,000 at December 31, 2013 and 2014; Issued: 48,862,060 and 51,942,823 shares at December 31, 2013 and 2014, respectively; Outstanding: 44,733,589 and 46,926,497 shares at December 31, 2013 and 2014, respectively	611	654
Additional paid-in capital	262,809	294,084
Treasury stock (4,128,471) and (5,016,326) of Ordinary shares at December 31, 2013 and 2014, respectively	(25,984)	(41,153)
Accumulated other comprehensive income	1,733	211
Retained earnings	54,951	79,901

Total shareholders' equity	294,120	333,697

Total liabilities and shareholders' equity	$388,734	$442,968

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2012	2013	2014

Revenues:
Products	$119,279	$118,727	$138,975
Services	69,892	74,270	82,917

Total revenues	189,171	192,997	221,892

Cost of revenues:
Products	26,386	27,066	29,448
Services	9,333	9,669	10,284

Total cost of revenues	35,719	36,735	39,732

Gross profit	153,452	156,262	182,160

Operating expenses:

Research and development, net	36,187	40,983	44,081
Sales and marketing	76,646	82,815	93,203
General and administrative	9,696	14,895	19,797

Total operating expenses	122,529	138,693	157,081

Operating income	30,923	17,569	25,079
Financial income, net	4,792	4,494	5,802

Income before taxes on income	35,715	22,063	30,881
Taxes on income	3,958	4,008	5,931

Net income	$31,757	$18,055	$24,950

Basic net earnings per share	$0.73	$0.40	$0.55

Diluted net earnings per share	$0.68	$0.39	$0.53

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2012	2013	2014

Net Income	$31,757	$18,055	$24,950

Other comprehensive income before tax:
Unrealized gains (losses) on available-for-sale securities:
Changes in unrealized gains	4,455	(221)	(1,098)
Less: reclassification adjustments for gains included in net income	(21)	(124)	(424)

Other comprehensive income (loss) before tax	4,434	(345)	(1,522)
Income tax expense related to components of other comprehensive income	(693)	-	-

Other comprehensive income (loss), net of tax	3,741	(345)	(1,522)

Comprehensive income	$35,498	$17,710	$23,428

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income	Retained earnings	Total

Balance as of January 1, 2012	42,500,600	$574	$233,353	$(18,082)	$(1,663)	$5,139	$219,321

Issuance of shares upon exercise of stock options	1,870,304	25	10,631	-	-	-	10,656
Stock based compensation	-	-	5,383	-	-	-	5,383
Tax benefit related to exercise of stock options	-	-	372	-	-	-	372
Other comprehensive income, net of tax	-	-	-	-	3,741	-	3,741
Net income	-	-	-	-	-	31,757	31,757

Balance as of December 31, 2012	44,370,904	599	249,739	(18,082)	2,078	36,896	271,230

Repurchase of shares	(536,557)	-	-	(7,902)	-	-	(7,902)
Issuance of shares upon exercise of stock options	899,242	12	5,510	-	-	-	5,522
Stock based compensation	-	-	5,374	-	-	-	5,374
Tax benefit related to exercise of stock options	-	-	2,186	-	-	-	2,186
Other comprehensive income, net of tax	-	-	-	-	(345)	-	(345)
Net income	-	-	-	-	-	18,055	18,055

Balance as of December 31, 2013	44,733,589	611	262,809	(25,984)	1,733	54,951	294,120

Repurchase of shares	(887,855)	-	-	(15,169)	-	-	(15,169)
Issuance of shares upon exercise of stock options	3,080,763	43	22,450	-	-	-	22,493
Stock based compensation	-	-	7,382	-	-	-	7,382
Tax benefit related to exercise of stock options	-	-	1,443	-	-	-	1,443
Other comprehensive income, net of tax	-	-	-	-	(1,522)	-	(1,522)
Net income	-	-	-	-	-	24,950	24,950

Balance as of December 31, 2014	46,926,497	$654	$294,084	$(41,153)	$211	$79,901	$333,697

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Cash flows from operating activities:

Net income	$31,757	$18,055	$24,950
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,867	8,086	8,102
Stock based compensation	5,383	5,374	7,382
Gain from sale of available-for-sale marketable securities	(21)	(124)	(424)
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	2,198	2,326	2,964
Accrued interest on bank deposits	(354)	(813)	1,069
Decrease in accrued severance pay, net	(165)	(74)	(158)
Changes in deferred income taxes, net	(1,584)	(699)	(1,775)
Increase in trade receivables, net	(5,843)	(6,356)	(726)
Increase in other current assets and prepaid expenses	(1)	(276)	(1,913)
Increase in inventories	(398)	(1,569)	(2,654)
Increase (decrease) in trade payables	4,816	(1,231)	1,019
Increase in deferred revenues (short-term and long-term)	296	5,920	8,638
Increase in other payables and accrued expenses and other long-term liabilities	5,941	3,767	7,146
Tax benefit related to exercise of stock options	(372)	(2,186)	(1,443)

Net cash provided by operating activities	51,520	30,200	52,177

Cash flows from investing activities:

Purchase of property and equipment	(9,337)	(8,712)	(9,482)
Investment in (proceeds from) other long-term assets	(13)	11	34
Investment in bank deposits, net	(30,653)	(1,290)	(20,929)
Purchase of available-for-sale marketable securities	(32,066)	(35,149)	(44,063)
Proceeds from maturity of available-for-sale marketable securities	10,162	17,951	29,390
Proceeds from redemption of available-for-sale marketable securities	2,021	5,328	10,393
Purchase of intangible asset	-	-	(1,375)
Payment for acquisition of subsidiary, net of cash acquired	-	(8,126)	-

Net cash used in investing activities	(59,886)	(29,987)	(36,032)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Cash flows from financing activities:

Proceeds from exercise of stock options	10,656	5,522	22,493
Excess tax benefit from stock-based compensation	372	2,186	1,443
Repurchase of shares	-	(7,902)	(15,169)

Net cash provided (used) by financing activities	11,028	(194)	8,767

Increase in cash and cash equivalents	2,662	19	24,912
Cash and cash equivalents at the beginning of the year	17,386	20,048	20,067

Cash and cash equivalents at the end of the year	$20,048	$20,067	$44,979

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$967	$3,861	$2,285

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
Radware Ltd. ("the Company"), an Israeli corporation commenced operations in April 1997. The Company and its subsidiaries ("the Group") are engaged in the development, manufacture and sale of Application Delivery and Application Security solutions that aim to provide end-to-end availability, performance and security of business-critical network applications. The Company's products are marketed worldwide.

b.
The Company has established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, India, Australia, Italy, Hong Kong and China. The Company holds 91% of its Israeli subsidiary. In addition, the Company has established representative office in Taiwan. The Company's subsidiaries are engaged primarily in sales, marketing and support activities of its core products, except for the Israeli subsidiary which is engaged primarily in real-time consumer applications across the web. The Israeli subsidiary operations were immaterial for the years ended December 31, 2012, 2013 and 2014. The net income (loss) attributable to non-controlling interests represents )0.2%(, 0.28% and 0.29% out of consolidated net income in 2012, 2013 and 2014, respectively.

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

d.
On April 12, 2013, the Company effected a stock split of its Ordinary shares of two for one (2:1) and accordingly the par value of the Ordinary shares has changed from NIS 0.1 to NIS 0.05 per share. The earnings per share figures or results, stock options activity and share data presented for all periods were adjusted retroactively to reflect the stock split.

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

Bank deposits with maturities of more than one year are included in long-term deposits. Deposits as of December 31, 2014 do not have contractual maturities that exceed 2.2 years. Such long-term deposits are stated at cost which approximates market values.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income (operations) is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2012, 2013 and 2014, the Company did not record any other-than-temporary impairment loss with respect to its marketable securities.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $ 1,147, $ 464 and $ 1,288 in 2012, 2013 and 2014, respectively, and have been included in cost of revenues.

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

During 2012, 2013 and 2014, no impairment losses were recorded.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 "Intangibles – Goodwill and Other" ("ASC 350"), goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value.

In September 2011, the Financial Accounting Standards Board, or FASB issued ASU 2011-08, Testing Goodwill for Impairment, codified in ASC 350. The revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is no longer required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.  If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The first step, identifying a potential impairment, compares the fair value of the reporting unit with its carrying amount. If the carrying amount exceeds its fair value, the second step would need to be performed; otherwise, no further step is required. The second step, measuring the impairment loss, compares the implied fair value of the goodwill with the carrying amount of the goodwill. Any excess of the goodwill carrying amount over the applied fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

The Company adopted the provisions of ASU 2011-08 for the Company's annual impairment test of 2014. This analysis determined that no indicators of impairment existed.

In accordance with ASC 350 the Company performs an annual impairment test at December 31st each year. During the years ended December 31, 2012, 2013 and 2014, no impairment losses were recorded.

m.	Contingencies

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

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

Revenue derived from post-contract customer support, which represents mainly software updates, help desk support, unit replacement or repair, and security update service is recognized ratably over the contract period, which is typically between one year and three years.

Revenues in arrangements with multiple deliverables are allocated using the relative selling price method. The Company determines the best estimated selling price ("BESP") in multiple-element arrangements as follows: VSOE for post-contract customer support is determined based on the price charged when such element is sold separately (renewals). The price may vary in the territories and vertical markets in which the Company conducts business. Price is determined by using a consistent percentage of the Company's product price lists, in the same territories and markets.

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

The Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 914 and $ 1,776 as of December 31, 2013 and 2014, respectively.

Deferred revenues include unearned amounts received under post-contract customer support, and classified in short and long-term based on their contractual term.

l.	Shipping and Handling:

Shipping and handling fees charged to the Company's customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Cost of revenues:

Cost of products is comprised of cost of software and hardware production, manuals, packaging, license fees paid to third parties and amortization of acquired technology.

Cost of services is comprised of cost of post-sale customer support.

n.	Warranty costs:

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2012, 2013 and 2014 were immaterial.

o.	Research and development expenses:

Research and development expenses, net of grants received, are charged to the statement of income, as incurred.

p.	Grants:

Starting 2012 the Company received non-royalty-bearing grants from the Government of Israel for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $ 264, $ 369 and $ 293 in 2012, 2013 and 2014, respectively.

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

The Company selected the Black-Scholes-Merton option pricing model to account for the fair value of its stock-options awards with only service conditions and whereas the fair value of the restricted stocks awards is based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical period equivalent to the option's expected term. The expected option term represents the period of time that options are expected to be outstanding. Expected term of options is based on historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of the Company's stock options granted to employees, consultants and directors for the years ended December 31, 2012, 2013 and 2014 was estimated using the following weighted average assumptions:

Employees stock option plan:

	Year ended December 31,
	2012	2013	2014

Risk free interest rate	0.46%	0.81%	1.10%
Dividend yields	0%	0%	0%
Expected volatility	47%	44%	40%
Weighted average expected term from grant date (in years)	3.67	3.93	3.72

r.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes" ("ASC 740"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

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

The majority of the Company's and its subsidiaries' cash and cash equivalents and bank deposits are invested in major banks in Israel and the U.S. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions.  Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short term and long term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2014, 72% of the Company's short-term and long-term bank deposits were deposited in major Israeli banks in Israel which are rated AAA, as determined by the Israeli affiliate of S&P, and 28% were deposited in the U.S. branch of another major Israeli bank which is also rated AAA, as determined by the Israeli affiliate of S&P.

As of December 31, 2014, the maximal contractual duration of any of the Company's bank deposits was 2.2 years, the weighted average duration of the Company's deposits was 1.8 years, and the weighted average time to maturity was 1.5 years.

The Company's marketable securities include investments in foreign banks and government debentures and in corporate debentures. The financial institutions that hold the Company's marketable securities are major U.S. financial institutions, located in the United States. Management believes that the Company's marketable securities portfolio is a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company may invest in each issuer, and accordingly, management believes that minimal credit risk exists from geographic or credit concentration with respect to these securities. As of December 31, 2014, 50% of the Company's marketable securities portfolio was invested in debt securities of financial institutions, 4% in debt securities of governmental institutions and 46% in debt securities of Corporations. No more than 2% of the Company's total investments portfolio was invested in debt securities of a single issuer.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

From geographic prospective, 55% of the Company's marketable securities portfolio was invested in debt securities of U.S. issuers, 20% was invested in debt securities of European issuers and 25% was invested in debt securities of other geographic-located issuers. As of December 31, 2014, 98% of the Company's marketable securities portfolio was rated A- or higher, as determined by S&P, and 2% was rated BBB or BBB+.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. Bad debt expenses for the years ended December 31, 2012, 2013 and 2014 were $ 0, $ 200 and $ 150, respectively. Total write offs during 2012, 2013 and 2014 amounted to $ 7, $ 534 and $214, respectively.

t.	Employee related benefits: Severance pay:

The Company's liability for severance pay for periods prior to April 1, 2007 ("the Transition date") is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the Transition date. The Company recorded as expenses the increase in the severance liability, net of earnings (losses) from the related investment fund. Employees were entitled to one month's salary for each year of employment, or a portion thereof. Until April 1, 2007, the Company's liability was partially funded by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a provision established by the Company.

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

Severance pay expenses for the years ended December 31, 2012, 2013 and 2014 amounted to approximately $ 1,945, $ 2,293 and $ 2,432, respectively. Accrued severance pay is included in other long term liabilities in the balance sheet.

u.	Fair value of financial instruments:

The Company measures its cash equivalents, deposits and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

v.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, "Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its only item of other comprehensive income relate to available for sale marketable securities adjustment.

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

The total number of shares related to outstanding options excluded from the calculation of diluted income per share as they would have been anti-dilutive was 1,902,200, 2,735,095 and 2,862,006 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

aa.	Impact of recently issued accounting pronouncements:

In May 2014, Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", a comprehensive new revenue recognition standard that will supersede existing revenue guidance under US GAAP and IFRS ("ASU 2014-09"). ASU 2014-09's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 204-09 is effective for annual periods beginning after December 15, 2016, including interim periods within that period. Early adoption is not permitted under US GAAP. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2013				2014
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	Losses	gains	value	cost	losses	gains	Value

Foreign banks and government debentures	$22,260	$-	$223	$22,483	$19,923	$(34)	$100	$19,989
Corporate debentures	7,848	-	41	7,889	9,393	-	66	9,459

Total available-for-sale marketable securities	$30,108	$-	$264	$30,372	$29,316	$(34)	$166	$29,448

Marketable securities with contractual maturities from one to three years are as follows:

	December 31,
	2013				2014
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	Losses	gains	value	cost	Losses	gains	Value

Foreign banks and government debentures	$37,599	$(43)	$1,132	$38,688	$28,240	$(90)	$394	$28,544
Corporate debentures	22,652	(7)	481	23,126	19,626	(81)	110	19,655

Total available-for-sale marketable securities	$60,251	$(50)	$1,613	$61,814	$47,866	$(171)	$504	$48,199

Marketable securities with contractual maturities of more than three years are as follows:

	December 31,
	2013				2014
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	Losses	gains	value	cost	Losses	gains	Value

Foreign banks and government debentures	$27,458	$(176)	$248	$27,530	$34,248	$(188)	$69	$34,129
Corporate debentures	24,198	(182)	17	24,033	32,326	(206)	71	32,191

Total available-for-sale marketable securities	$51,656	$(358)	$265	$51,563	$66,574	$(394)	$140	$66,320

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2014 were as follows:

	December 31, 2014
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair Value	Unrealized losses	Fair value	unrealized losses	Fair value	unrealized losses

Foreign banks and government debentures	$30,897	$(263)	$3,348	$(49)	$34,245	$(312)
Corporate debentures	29,990	(256)	3,127	(31)	33,117	(287)

Total available-for-sale marketable securities	$60,887	$(519)	$6,475	$(80)	$67,362	$(599)

As of December 31, 2014 the Company had 10 investments with continuous unrealized loss for more than 12 months.

As of December 31, 2013 and 2014, interest receivable amounted to $ 1,511 and $ 1,431, respectively, and is included within available for sale marketable securities in the balance sheets.

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

The Company's financial assets measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2014 and 2013:

	December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$736	$-	$-	$736

Available-for-sale:

Foreign banks and government debentures	-	82,662	-	82,662
Corporate debentures	-	61,305	-	61,305

Total financial assets	$736	$143,967	$-	$144,703

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$79	$-	$-	$79

Available-for-sale:

Foreign banks and government debentures	-	88,701	-	88,701
Corporate debentures	-	55,048	-	55,048

Total financial assets	$79	$143,749	$-	$143,828

NOTE 5:-	INVENTORIES Inventories are comprised of the following:

	December 31,
	2013	2014

Raw materials and components	$1,802	$2,721
Work-in-progress	784	291
Finished products	11,604	13,832

	$14,190	$16,844

NOTE 6:-       PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2014
Cost:

Computer, peripheral equipment and software	$55,914	$63,633
Office furniture and equipment	6,094	6,643
Leasehold improvements	2,601	2,957

	64,609	73,233
Accumulated depreciation:

Computer, peripheral equipment and software	41,905	46,833
Office furniture and equipment	3,424	3,865
Leasehold improvements	1,757	1,943

	47,086	52,641

Property and equipment, net	$17,523	$20,592

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-       PROPERTY AND EQUIPMENT, NET (Cont.)

Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were $ 6,832, $ 5,004 and $ 6,413, respectively.

During 2013 and 2014 the Company recorded a reduction of $ 0 and $ 858, respectively to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 7:-	GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill: Changes in goodwill in the years ended December 31, 2013 and 2014 are as follows:

	December 31,
	2013	2014

Goodwill, beginning of year	$24,465	$30,069
Acquisitions	5,604	-

Goodwill, end of year	$30,069	$30,069

b.	Intangible assets:

	Weighted
	average
	amortization	December 31,
	Period	2013	2014
	(years)
Cost:
Acquired technology	6	$14,939	$16,314
Customers relationships and brand name	10	9,817	9,817

		24,756	26,131

Accumulated amortization:
Acquired technology		10,979	12,032
Customers relationships and brand name		8,707	9,343

		19,686	21,375

Intangible assets, net		$5,070	$4,756

Amortization expenses for the years ended December 31, 2012, 2013 and 2014 were $ 3,035, $ 3,082 and $ 1,689 respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

In February 2013, the Company acquired all of the outstanding shares of Strangeloop Networks Inc. ("Strangeloop") for a total cash consideration of $ 8,402, of which $ 5,604 was attributed to goodwill and $ 3,023 to acquired intangible assets.

Pro forma results of operations for this acquisition have not been presented because they are not material to the consolidated results of operations.

Future estimated amortization expenses for the years ending:

December 31,

2015	$1,238
2016	1,119
2017	1,006
2018	687
2019 and thereafter	706

Total	$4,756

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2013	2014

Accrued expenses and other	$5,335	$6,143
Subcontractors accrual	2,582	1,386
Accrued taxes	2,739	5,430

	$10,656	$12,959

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates, the latest of which is on July 31, 2020. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2014, are (in the aggregate) and for each succeeding fiscal year below:

2015	$2,872
2016	1,504
2017	944
2018	194
2019 and thereafter	136

$5,650

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Total rent expenses for the years ended December 31, 2012, 2013 and 2014 were $ 4,199, $ 4,496 and $ 4,628 respectively (see also Note 15b).

b.	Litigation:

1.
In August 2013 the Company reached a settlement with the Israeli Tax Authorities ("ITA") regarding the Company's corporate tax returns from the years 2004, 2005, 2006 and 2008. The settlement amounted to a total payment of NIS 8.3 million ($ 2.3M). The Company had provisions for the related years in the amount of NIS 6.4 million ($1.8M). The amount in excess (approximately $ 500) was recorded as an additional tax expense during 2013. During 2013 the ITA began assessment of 2009-2011 tax years.

2.
In November 2011, SNMP Research International, Inc. and SNMP Research, Inc. commenced a lawsuit in the United States Bankruptcy Court for the District of Delaware against Nortel Networks, Inc. (and certain of its affiliates entities), Genband US LLC, GENBAND, Inc., Performance Technologies, Inc., Perftech (PTI) Canada, Avaya, Inc. and Radware, Ltd. The Company alleges that the Company has infringed certain of SNMP's copyrights, misappropriated certain of SNMP's trade secrets, were unjustly enriched, and converted certain of SNMP's intellectual property. SNMP has asserted that as part of the Company's acquisition of the Layer 4-7 Application Delivery business from Nortel Networks in March 2009, the Company received certain intellectual property of SNMP Research that was embedded in the Layer 4-7 business. The complaint does not specify the amount of damages and requests that such amount be determined at trial.  The Company served with the complaint in Israel in March 2013 and advised SNMP Research that it diligently investigated whether software received from Nortel included SNMP Software, and based on such investigation no SNMP Software was found.

The Company moved to dismiss the action in May 2013 based on failure of the complaint to plead facts sufficient to state plausible causes of action for which relief can be granted. Oral argument on the motion was conducted on October 29, 2013. On December 10, 2013, Chief Judge granted the Company's motion and dismissed the complaint as to the Company. SNMP filed an amended complaint with the same claims on December 27, 2013, but the Company has not yet been served with the amended complaint. After settlement discussions, the case against the Company was dismissed with prejudice without the payment of any monies or admission of wrongdoing by the Company on August 13, 2014.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.
On December 23, 2013, Parallel Networks, LLC filed suit in the United States District Court for the District of Delaware, alleging infringement of U.S. Patent relating to the Company's products that offer certain caching and URL re-writing features. The Company denies that it has infringed any valid claims of the asserted patents and has filed counterclaims for a declaration that the Company's products do not infringe and that the patents are invalid.  After settlement discussions, the case against the Company was dismissed with prejudice without the payment of any monies by the Company on November 3, 2014.

4.
On October 22, 2012, Branch Banking and Trust Co. ("BB&T) filed a third-party complaint in the Eastern District of Texas against Radware Inc., ("Radware") seeking indemnification for patent infringement claims brought by TQP Development LLC ("TQP") against BB&T in the same court.  The complaint alleges that BB&T purchased certain products from Nortel Networks Inc. ("Nortel") and Covelight Systems Inc. and that TQP has alleged that BB&T's use of these products infringes certain TQP patents.  BB&T further alleges that Radware is the successor in interest to Nortel and Covelight and that Radware, has refused to defend and hold BB&T harmless against TQP's allegations in breach of BB&T's agreements and warranties with Nortel and Covelight.  On January 14, 2013, Radware filed an answer and counterclaim denying that Radware has any indemnity obligations to BB&T and seeking declaratory judgment as to each of BB&T's asserted causes of action.  On April 8, 2013, the Court granted BB&T's motion to dismiss its action against Radware without prejudice.

5.
On August 29, 2013, F5 Networks Inc. ("F5") filed an amended answer and counterclaim in an action brought by the Company against F5 on May 1, 2013 for infringement of three of the Company's patents regarding link load balancing technology.  In its counterclaim, F5 alleged infringement of four F5 patents related to cookie persistence technology.  In particular, while F5 acknowledged that the Company is licensed to each of the F5 patents-in-suit, F5 contends that the Company's AppDirector and Alteon product lines perform unlicensed modes of the patents-in-suit.  F5's counterclaim further alleged trade libel and unfair competition resulting from statements made by the Company asserting that F5 is responsible for certain internet service problems at major banks, including the Bank of America.  On December 6, 2013, the Company filed an answer denying the allegations in F5's counterclaims.  On June 26, 2014, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s patent infringement counterclaim with respect to Radware’s AppDirector product line. The Markman hearing and summary judgment hearing with respect to the counterclaim has been set for June 10, 2015. No date has been set for trial in this matter and the Company currently cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

6.
On January 17, 2014, CRFD Research Inc. ("CRFD") filed a patent infringement complaint in the District of Delaware against Level 3 Communications LLC ("Level 3"), a reseller of Strangeloop products.  On January 21, 2014, Level 3 requested indemnification from Strangeloop seeking indemnification for patent infringement claims brought by CRFD against Level 3.  The Company has agreed to indemnify and defend Level 3 in this action.  On May 12th, 2014, the District Court in Delaware granted the parties Stipulation of Dismissal With Prejudice dismissing the complaint against Level 3.

7.
From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows and believes that it had provided an adequate accrual to cover the costs to resolve the aforementioned legal proceedings, demands and claims.

NOTE 10:-     SHAREHOLDERS' EQUITY

The Company's shares are listed for trade on the NASDAQ National Market under the symbol "RDWR".

a.	Rights of shares:

Ordinary shares:

The Ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividend, if declared.

b.	Treasury stock:

In April 2014 the Company's Board of Directors authorized the repurchase of up to an aggregate of $ 40,000 of the Company's Ordinary shares in the open market, subject to normal trading restrictions. During 2014 the Company purchased a total of 887,855 of its Ordinary shares for total consideration of $ 15,169. Total consideration for the purchase of these Ordinary shares was recorded as Treasury shares, at cost, as part of shareholders' equity.

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

Pursuant to the Stock Option Plans, the Company reserved for issuance 24,379,912 Ordinary shares. As of December 31, 2014, an aggregate of 76,963 Ordinary shares of the Company were still available for future grants.

On February 1, 2010, the Company's Board of Directors adopted an additional addendum to the share option plan allowing the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing market price of the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2014, 1,000,000 Ordinary shares have been reserved for option grants under this addendum. As of December 31, 2014, an aggregate of 763,306 Ordinary shares of the Company, under this addendum, were still available for future grants.

Restricted Shares Units ("RSUs"):

In addition to granting stock options, since 2013, the Company started to routinely grant Restricted Stock Units ("RSUs") under the 1997 Plans. RSUs vest primarily over a four years period of employment. RSUs that are cancelled or forfeited become available for future grants.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-     SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2014, 1,744,440 Ordinary shares are available for issuance under future ESPP. During 2014 and 2013, there was no offering under the ESPP.

A summary of employees, consultants and directors option activity under the Company's Stock Option Plans as of December 31, 2014 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	7,073,511	11.74	2.62	44,716
Granted	1,239,375	17.14
Exercised	(3,058,966)	7.35
Expired	-	-
Forfeited	(551,000)	14.83

Outstanding at December 31, 2014	4,702,920	15.54	3.22	30,474

Exercisable at December 31, 2014	1,265,300	15.57	1.58	8,161

Vested and expected to vest at December 31, 2014	4,320,142	15.99	3.14	26,033

The aggregate intrinsic value of options outstanding at December 31, 2014, represents intrinsic value of 4,702,920 outstanding options that are in-the-money as of December 31, 2014. All outstanding options are in the money as of December 31, 2014.

The aggregate intrinsic value of options exercisable at December 31, 2014 represents intrinsic value of 1,265,300 outstanding options that are in-the-money as of December 31, 2014. All exercisable options are in the money as of December 31, 2014.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was $ 6.16, $ 5.02 and $ 5.42, respectively.

As of December 31, 2014, there was approximately $ 10,643 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.53 years. Total grant-date fair value of vested options for the year ended December 31, 2014 was approximately $ 6,841.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-     SHAREHOLDERS' EQUITY (Cont.)

The options outstanding under the Company's Stock Option Plans as of December 31, 2014 have been separated into ranges of exercise price as follows:

Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$7.65	60,350	0.25	7.65	60,350	7.65
$11.94-14.47	1,861,533	3.32	13.58	334,200	12.19
$15.09-19.30	2,781,037	3.21	17.03	870,750	17.41

	4,702,920			1,265,300

The following table summarizes information relating to RSUs, as well as changes to such awards during 2014:

Year ended December 31,
2014
Number in thousands

Outstanding at January 1, 2014	185,215
Granted	336,242
Vested	(21,797)
Forfeited	(37,306)

Outstanding as of December 31, 2014	462,354

As of December 31, 2014, there was approximately $ 4,988 of total unrecognized compensation costs related to non-vested RSUs granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.87 years.

The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2014 was $ 16.98.

Stock-based compensation was recorded in the following items

	Year ended December 31,
	2012	2013	2014

Cost of sales	$66	$53	$79
Research and development	1,103	1,562	1,421
Selling and marketing	3,298	2,552	2,950
General and administrative	916	1,207	2,932

Total Expenses	$5,383	$5,374	$7,382

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2012	2013	2014

Numerator for basic and diluted net earnings per share:

Net income	$31,757	$18,055	$24,950

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings per share	43,709,278	44,760,197	45,308,554
Effect of dilutive securities:
Employee stock options	2,879,616	1,956,732	1,586,061

Denominator for diluted net earnings per share	46,588,894	46,716,929	46,894,615

Basic net earnings per share	$0.73	$0.40	$0.55

Diluted net earnings per share	$0.68	$0.39	$0.53

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.	General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2014

Beginning balance	$5,659	$5,360
Additions (deductions) for prior year tax positions	541	(404)
Decrease related to settlement with tax authorities	(1,831)	-
Additions for current year tax positions	991	854

Ending balance	$5,360	$5,810

In 2013 the Company reached a settlement with the Israeli tax authorities ("ITA") with respect to 2004-2008 tax years (refer to note 9b for further details). As a result the Company reversed the related reserves.

The Company's Israeli tax returns have been examined for all years including and prior to fiscal 2008, and the Company is no longer subject to audit for these periods (See also Note 9b(1)).

As of December 31, 2014, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2014, 2013 and 2012 an amount of ($ 404), $ 541, and $ 512, respectively, was added (deducted) to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2014 and 2013, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 171 and $ 299 respectively, which is included within income tax accrual on the balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within income tax expense.

The Company's U.S subsidiary files income tax return in the U.S federal jurisdiction. Tax returns have been examined for all years prior to fiscal 2010, and the Company's U.S subsidiary is no longer subject to audit for these periods.

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

2.
Tax rates:

Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate as follows: 2012 and 2013 – 25%, 2014 – 26.5%.

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

The Company's income derived from the Privileged Enterprise will be entitled to a tax exemption for a period of two years and to an additional period of five to eight years with reduced tax rates of 10%-25% (based on percentage of foreign ownership).

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of the Company's business income from export. In order to be eligible for the tax benefits, the Amendment states that a company must make an investment in the Privileged Enterprise exceeding a minimum amount specified in the law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise ("the Year of Election"). Where a company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Privileged Enterprise and the company's effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a certain percentage of the company's production assets before the expansion. The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years from the first day of the year of election.

The Company elected 2009 and 2012 as year of election according to the Law prior to the reform mentioned below.

In the event of distribution of dividends from tax-exempt income generated under Privileged or Approved Enterprise, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Approved Enterprise's and Privileged Enterprise's income.

In addition, as a result of the amendment, tax-exempt income attributed to Privileged Enterprise, will subject the Company to taxes upon distribution in any manner including complete liquidation.

Out of the Company's retained earnings as of December 31, 2014, $ 69,778 are tax-exempt attributable to its Privileged Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits, and an income tax liability of up to $ 13,956 would be incurred as of December 31, 2014.

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

Under the transition provisions of the new legislation, the Company decided to irrevocably implement the new law, effective January 1, 2014.

Income from sources other than the "Approved Enterprise" will be subject to the tax at the regular rate.

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2012	2013	2014

Current taxes	$5,542	$4,707	$7,706
Deferred taxes	(1,584)	(699)	(1,775)

	$3,958	$4,008	$5,931

Domestic	$3,531	$1,979	$4,899
Foreign	427	2,029	1,032

	$3,958	$4,008	$5,931

	Year ended December 31,
	2012	2013	2014
Domestic taxes:

Current taxes	$3,950	$1,692	$5,538
Deferred taxes	(419)	287	(639)

	3,531	1,979	4,899
Foreign taxes:

Current taxes	1,592	3,015	2,168
Deferred taxes	(1,165)	(986)	(1,136)

	427	2,029	1,032

Taxes on income	$3,958	$4,008	$5,931

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2013	2014

Carryforward tax losses	$2,074	$2,068
Temporary differences	4,391	6,604
Intangible assets	752	556

Deferred tax assets before valuation allowance	7,217	9,228
Valuation allowance	(902)	(1,172)

Net deferred tax asset	6,315	8,056

Intangible assets, including goodwill	(2,172)	(2,515)
Unrealized gains on marketable securities	(433)	(56)

Deferred tax liability	(2,605)	(2,571)

Net deferred tax assets	$3,710	$5,485

The net change in the total valuation allowance for the year ended December 31, 2014 was mainly relates to increase in deferred taxes on capital losses carryforwards for which a full valuation allowance was recorded.

	December 31,
	2013	2014
Domestic:
Non-current deferred tax liability, net	$(661)	$(395)
Current deferred tax asset, net	1,409	1,781

	748	1,386
Foreign:
Non-current deferred tax asset, net	1,072	1,353
Current deferred tax asset, net	1,890	2,746

	2,962	4,099

	$3,710	$5,485

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

e.	Foreign:

The Company's subsidiaries in the U.S. have provided valuation allowance in respect of deferred tax assets resulting from carry forward of net operating loss relating to excess tax deduction from stock options prior to the adoption of ASC 718 on January 1, 2007. ASC No. 718 prohibits recognition of a deferred tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized. The net change in the valuation allowance primarily relates to stock option benefits and was accounted for as a credit to additional paid-in-capital.

Through December 31, 2014, the U.S. subsidiary had a U.S. federal loss carry forward of $ 7,977, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2021 and fiscal 2031. An amount of $ 1,962 of the net operating loss carry-forwards relates to excess tax deductions from stock options.

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2012	2013	2014

Income before taxes, as reported in the consolidated statements of income	$35,715	$22,063	$30,881

Statutory tax rate	25%	25%	26.5%
Theoretical tax expense on the above amount at the Israeli statutory tax rate	$8,929	$5,516	$8,183
Tax adjustment in respect of different tax rate of foreign subsidiary	(194)	758	190
Non-deductible expenses and other permanent differences	818	544	772
Deferred taxes on losses for which valuation allowance was provided, net	-	-	270
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	(1,368)	(320)	-
Stock compensation relating to stock options per ASC No. 718	1,362	1,343	1,624
Income taxes in respect of prior years	-	582	-
Approved, Privileged and Preferred enterprise benefits (*)	(6,088)	(4,338)	(5,154)
Other	499	(77)	46

Actual tax expense	$3,958	$4,008	$5,931

(*) Basic earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.14	$0.10	$0.11

Diluted earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.13	$0.09	$0.11

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2012	2013	2014

Domestic	$32,935	$18,022	$28,203
Foreign	2,780	4,041	2,678

Income before income taxes	$35,715	$22,063	$30,881

NOTE 13:-	GEOGRAPHIC INFOROMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2012, 2013 and 2014 and long-lived assets as of December 31, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014
Revenues from sales to customers located at:

The United States	$41,637	$54,914	$75,881
America – other	16,560	18,302	17,605
EMEA *)	57,135	53,361	55,376
China	19,871	16,908	18,754
Asia Pacific – other	53,968	49,512	54,276

	$189,171	$192,997	$221,892

*)	Europe, the Middle East and Africa.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	GEOGRAPHIC INFOROMATION (Cont.)

	December 31,
	2013	2014
Long-lived assets, by geographic region:

America (principally the United States)	$1,739	$1,913
Israel	13,425	16,878
EMEA - other	869	693
Asia Pacific	1,490	1,108

	$17,523	$20,592

NOTE 14:-	SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2012	2013	2014
Financial income (expenses):

Interest on bank deposits and other	$2,476	$2,223	$2,053
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	2,918	3,255	3,828

Bank charges	(219)	(281)	(242)
Foreign currency translation differences, net	(383)	(703)	163

	$4,792	$4,494	$5,802

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain of the Company's Board of Directors, management and shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2013	2014

Trade receivables and Prepaid expenses	$1,676	$3,308

Trade payables and Accrued expenses	$961	$1,518

b.	The following related party transactions are included in the statements of income:

	Year ended December 31,
	2012	2013	2014

Revenues (1)	$4,232	$1,480	$3,651

Expenses, net - primarily lease, sub-contractors and communications (2)	$3,809	$4,387	$5,594

Purchase of property and equipment	$2,536	$3,003	$4,209

(1)	Distribution of the Company's products on a non-exclusive basis.

(2)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.