Form 20-F
period 2015-12-31
RADWARE LTD
filed 2016-04-21
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2015

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2015):

44,778,847 Ordinary Shares, NIS 0.05 par value per share

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

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-Accelerated Filer☐

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

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

We have registered trademarks for, among others, Radware®; Radware Logo: ®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; Triangulation®; SmartNat®; StringMatch Engine®; Web Server Director®; Fireproof®; SecureFlow®; APSolute Vision®; VAdapter®;VADI® (Virtual Application Delivery Infrastructure); vDirect®; Alteon VA®; Radware ADC Fabric®; AppShape®; FastView®; DefenseFlow®; TeraVIP®; Virtual Director®; and DefensePipe and we have trademark applications pending for, among others, “ADC Fabric™”,  “ADC-VX”™ and “Inflight”™.  Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On April 17, 2016, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.785 to $1.00. Unless the context otherwise indicates, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

Unless otherwise indicated, information contained in this annual report concerning our industry and the markets in which we operate, including our competitive position and market opportunity, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Our management estimates have not been verified by any independent source, and we have not independently verified any third-party information. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Item 3.D “Risk Factors” below.

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

Table of Contents

PART I		7
ITEM 1.	Identity of Directors, Senior Management and Advisers	7
ITEM 2.	Offer Statistics and Expected Timetable	7
ITEM 3.	Key Information	8
A.	Selected Financial Data	8
B.	Capitalization and Indebtedness	9
C.	Reasons for the Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4.	Information on the Company	25
A.	History and Development of the Company	25
B.	Business Overview	25
C.	Organizational Structure	40
D.	Property, Plants and Equipment	41
ITEM 4A.	UNRESOLVED STAFF COMMENTS	42
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	42
A.	Operating Results	42
B.	Liquidity and Capital Resources	55
C.	Research and Development, Patents and Licenses, etc.	57
D.	Trend Information	58
E.	Off-Balance Sheet Arrangements	58
F.	Tabular Disclosure of Contractual Obligations	58
ITEM 6.	Directors, Senior Management and Employees	59
A.	Directors and Senior Management	59
B.	Compensation	62
C.	Board Practices	64
D.	Employees	71
E.	Share Ownership	72
ITEM 7.	Major Shareholders and Related Party Transactions	75
A.	Major Shareholders	75
B.	Related Party Transactions	76
C.	Interests of Experts and Counsel	78
ITEM 8.	Financial Information	79
A.	Consolidated Statements and other Financial Information	79
B.	Significant Changes	79
ITEM 9.	The Offer and Listing	80
A.	Offer and Listing Details	80
B.	Plan of Distribution	80

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           Selected Financial Data

The following tables present selected information from our consolidated statements of income and balance sheet data for the periods and as of the dates indicated.  We derived the selected consolidated statements of income for the years ended December 31, 2013, 2014 and 2015 and the selected balance sheet data as of December 31, 2014 and 2015 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with U.S. GAAP.  The selected consolidated statements of income data for the years ended December 31, 2011 and 2012 and the selected balance sheet data as of December 31, 2011, 2012 and 2013 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands except per share data)
Statements of Income Data:
Revenues:
Products	$103,285	$119,279	$118,727	$138,975	$130,123
Services	63,735	69,892	74,270	82,917	86,443
	167,020	189,171	192,997	221,892	216,566

Cost of revenues:
Products	24,231	26,386	27,066	29,448	29,159
Services	9,126	9,333	9,669	10,284	9,041
	33,357	35,719	36,735	39,732	38,200
Gross profit	133,663	153,452	156,262	182,160	178,366
Operating expenses:
Research and development, net	36,064	36,187	40,983	44,081	49,987
Sales and marketing	69,543	76,646	82,815	93,203	93,347
General and administrative	9,629	9,696	14,895	19,797	17,033
Total operating expenses	115,236	122,529	138,693	157,081	160,367
Operating income	18,427	30,923	17,569	25,079	17,999
Financial income, net	4,200	4,792	4,494	5,802	5,867
Income before income taxes	22,627	35,715	22,063	30,881	23,866
Income taxes	(1,290)	(3,958)	(4,008)	(5,931)	(5,297)
Net income	$21,337	$31,757	$18,055	$24,950	$18,569

Basic net earnings per share*	$0.51	$0.73	$0.40	$0.55	$0.40
Diluted net earnings per share*	$0.47	$0.68	$0.39	$0.53	$0.40

* See notes 2(y) and 11 to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended December 31,
	2011	2012	2013	2014	2015
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings per share	41,906	43,709	44,760	45,309	45,895
Weighted average number of ordinary shares used in computing diluted net earnings per share	45,776	46,589	46,717	46,895	46,739

	As of December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands)
Balance Sheet Data:

Cash and cash equivalents, short-term bank deposits and marketable securities	$116,493	$88,207	$134,826	$104,416	$130,669
Long-term bank deposits and marketable securities	102,644	186,739	150,874	226,273	184,457
Working capital	89,076	62,003	113,546	76,010	101,029
Total assets	295,191	357,650	388,734	442,573	430,887
Shareholders’ equity	219,321	271,230	294,120	333,697	319,123
Capital Stock	233,927	250,338	263,420	294,738	313,445

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

Risks Related to Our Business and Our Industry

We have incurred net losses in the past, and may incur losses in the future.

Although we were profitable in the past six years, we incurred net losses from 2006 through 2009.

In 2015, we experienced a decline in our profitability, mainly as a result of a decrease in our revenues, accompanied by a slight increase in our operating expenses. Our ability to sustain or increase profitability in the future depends in part on the following factors: the economic health of the global economy; the rate of growth of, and changes in technology trends in, our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies in a timely manner; the competitive position of our products; the continued acceptance of our products by our customers and in the industries that we serve; and our ability to manage expenses. In the future, it may be necessary to undertake cost reduction initiatives to remain profitable, which could lead to a deterioration of our competitive position. Any difficulties that we encounter as we reduce our costs could negatively impact our results of operations and cash flows. We cannot assure you that we will continue to remain profitable. Our revenues also may not grow, may grow at a lower rate than experienced in the years prior to 2015 or may decline as they did in 2015, which would negatively impact our results of operations and cash flows.  For example, in 2015 our revenues declined by approximately 2%, compared to 2014, whereas our revenues for 2014 reflected a growth rate of 15%, compared to 2013.

During 2015, our operating expenses increased, mainly as a result of continued investment in research and development initiatives.  We may continue to increase our operating expenses in future periods. Our decision to increase operating expenses and the scope of such increases depends upon several factors, including the market situation and the effectiveness of our past expenditures. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future.  This could cause reductions in our profitability, as it did in 2015, or lead to losses.  Additionally, a failure of any acquisition or product development initiative to produce increased revenues could have a material adverse effect on our operations and profitability.

If our revenues do not increase as anticipated or decline, or if our expenses increase more than expected, we may incur losses.

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

In some cases, we may choose to increase our cost of operations at the expense of our short term profitability in order to support future expansion and growth. We cannot assure you that we will continue to expand our operations successfully. If we are unable to manage our expanding operations effectively, our revenues may not increase or may decline, our cost of operations may rise and we may not be profitable.

In addition, as we continue our growth efforts, we may need new or enhanced systems, procedures or controls. During 2015, we started implementing a company-wide Oracle Enterprise Resource Planning (“ERP”) system upgrade which includes implementation of new modules to support our business activities and logistics. This upgrade and enhancement of our ERP system involves investment of substantial resources, in order to increase the efficiencies of our operations in the fields of finance, operations and customer support. This upgraded system and new modules may not be implemented successfully, and the transition to other new systems, procedures or controls, as well as any delay in transitioning to new or enhanced systems, procedures or controls, may seriously harm our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis.

Severe global economic conditions and volatility of the market for our products, including slow-down in expenditures and other trends in our industry, could have a material adverse effect on our results of operations.

Our business is affected by global economic conditions and their impact on current and anticipated market demand for our products. While the global economy has shown some improvement in the past year, there are still uncertainties surrounding the strength of the recovery in many regions, specifically in Brazil, Russia and Japan, and the economic instability in China. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to such uncertainties.  Should companies in our target markets reduce capital expenditures, we may experience a reduction in sales, longer sales cycles, slower adoption of new technologies as well as downward pressure on the price of our products. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios could have a material adverse effect on our results of operations. For example, our revenues in the Asia Pacific, or APAC, region experienced a decline of 11% in 2015 mainly due to strong competition and challenging market conditions in major countries especially China, Japan and Australia. Each of the above scenarios would have a material adverse effect on our business, operating results and financial condition.

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

Most of our competitors have greater financial, personnel and other resources than us, which may limit our ability to effectively compete with them. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Citrix Systems, Inc., A10 Networks, Inc., Amazon Web Services (through their ELB service) and Brocade Communications Systems, Inc. (through Foundry Networks, Inc. and Riverbed Technology, Inc.). In addition, we face competitors in the Application and Network Security space, with respect to our Attack Mitigation Systems from Arbor Networks, Inc., Hewlett Packard, TippingPoint Technologies, Inc., Intel Corporation (through McAfee, Inc.) and Imperva, Inc. We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Delivery or Application and Network Security solutions and emerge as significant competitors.

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

For example, during 2013 we witnessed a strong price reduction trend by our major application delivery controller (ADC) competitors which impacted pricing throughout the entire ADC market. Similar changes in the future may further impact our market share and our business, and our financial condition and results of operations could be materially and adversely affected as a result. In addition, mergers and acquisitions in our competitive ADC and security segments reflect on the intense competition in these segments, leading to increased consolidation as reflected by recent abandonment of the competitive marketplace by companies such as Cisco Systems, Inc., Riverbed Technology, Inc. and Juniper Networks, Inc.

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

The markets for Application Delivery and Application and Network Security solutions are characterized by rapid technological changes, frequent new product introductions, changes in customer requirements and evolving industry standards. Our products typically constitute a critical portion of our customers’ data centers. In recent years, the capacity of transactions in such data centers has been steadily increasing.  Due to such increases in capacity and in order to remain competitive in our industry, we must address the increased needs of our customers by developing more powerful platforms for our products. Additionally, we must address increased demands by our customers for advancements in our applications in order to support our customers’ growing needs and evolutions in their data centers. In order to meet this challenge and remain competitive in the market, we must introduce new enhancements to our existing product lines.

Accordingly, our future success will depend to a substantial extent on our ability to:

•	invest significantly in research and development;

•	develop, introduce and support new products and enhancements on a timely basis; and

•	gain market acceptance of our products.

We are currently developing new products and enhancements to our existing products and services offerings. For example, during 2014 we introduced the DefensFlow®, a new cyber control plan that leverages Software Defined Networks (“SDN”) technology, in an attempt to address a relatively new area of interest for both cloud providers and service providers and carriers in the SDN or Network Functions Virtualization (“NFV”) environments. Our development of new products and enhancement of our offerings is undertaken in an effort to remain competitive in our market, and our failure to do so could result in a decrease in our revenues. In addition, we must invest in research and development in order to remain competitive in our industry. However, there can be no assurances that continued investment and higher costs of research and development will ultimately result in us maintaining or increasing our market share, which would result in a decline to our operating results.  If our research and development expenses increase without a corresponding increase in our revenues, it could have a material adverse effect on our operating results. Also, we may not be able to successfully complete the development and market introduction of new products or product enhancements in a timely manner. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors.

During 2015, we invested in, and plan to continue to invest in 2016 in developing or when appropriate, acquiring, capabilities to advance our product offering and market vision. One of the primary trends in the past few years in our industry is the shift to providing services through the cloud. We have also invested substantial resources in developing and enhancing our cloud offerings both in the ADC and in the Attack Mitigation Solution (AMS) lines of business.   There is no assurance that we will be successful in marketing and selling our next generation Application Delivery and Application and Network Security solutions, or that we will be able to grow revenues to justify our investments.  For example, in 2015 our research and development expenses increased to $50.0 million from $44.1 million in 2014, while sales went down to $216.6 million in 2015 from $221.9 million in 2014.

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

As part of our business strategy, we may invest in or acquire complimentary businesses, technologies or assets or enter into joint ventures or other strategic relationships with third parties. In connection with future acquisitions, we may assume liabilities, incur acquisition related costs, incur amortization expenses or realize write-offs on assets no longer being used or phased out. In addition, the future valuation of these acquisitions may decrease from the market price paid by us which could result in the impairment of our goodwill and other intangible assets associated with the relevant acquired assets.  Moreover, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

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

We have a limited order backlog which makes revenues in any quarter highly dependent on orders received and delivered in that quarter. Consequently, a delay in our recognition of revenue may have a negative impact on our results of operations for a given quarter. We base our decisions regarding our operating expenses on anticipated revenue trends and our expense levels are relatively fixed. As such, because only a small portion of our expenses are dependent on our revenues, if our revenues fall below our expectations, our earnings and profitability for that period will be materially and adversely affected. For example, in 2015 our revenues decreased by $5.3 million, compared to 2014, whereas our operating expenses increased by $3.3 million, resulting in a decrease in our operating income of $ 7.1 million in 2015, compared to 2014.

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

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A large portion of our expenses in Israel, principally salaries and related personnel expenses, are paid in NIS, whereas most of our revenues are generated in U.S. dollars. Although we witnessed in 2015 a weakening of the average exchange rate of the NIS against the U.S. dollar, which decreased the U.S. dollar value of our Israeli expenses, if the NIS strengthens against the U.S. dollar (as happened in 2013), the dollar value of our Israeli expenses will increase.

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

Our products have occasionally contained, and may in the future contain, undetected defects or errors, especially when first introduced or when new versions are released, due to defects or errors that we fail to detect, including in components supplied by third parties. These defects or errors may be found after the commencement of commercial shipments. In addition, because our customers integrate our products into their networks with products from other vendors, it may be difficult to identify the product that has caused the problem in the network. Regardless of the source of these defects or errors, we will then need to divert the attention of our engineering personnel from our product development efforts to address the detection and correction of these errors and defects. In the past, we have not incurred significant warranty or repair costs, nor have we been subject to liability claims for damages related to product errors or defects, nor have we experienced any material lags or delays as a result thereof. However, we cannot assure you that we will not incur these costs or liabilities or experience these lags or delays in the future.  Any insurance coverage that we maintain may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors and defects, whether caused by our products or the components supplied by another vendor, may result in significant customer relations problems and injure our reputation, thereby impairing the market acceptance of our products.

We primarily rely on three third-party assembly and manufacturing vendors to provide our components and hardware platforms. If such vendors are not able to provide us with adequate supplies of these components and platforms, we may be delayed in fulfilling orders or we may not be able to deliver sufficient quantities of our products to satisfy demand.

We primarily rely on three third-party assembly and manufacturing vendors for the production of our products and for the supply of some of the main components for our products, purchasing approximately 66% of our direct product costs are from one of these vendors and 22% are from the other two vendors. If we are unable to continue to acquire from these platform manufacturers on acceptable terms, or should any of these manufacturers cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, any of which could result in a material adverse effect on our business, financial condition and results of operations.

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

The protective steps we have taken may be inadequate to deter infringement upon our intellectual property rights or misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.  Failure to adequately protect our intellectual property rights could devalue our proprietary content, impair our ability to compete effectively and eventually harm our operating results. Furthermore, defending our intellectual property rights, either by way of initiating intellectual property litigation or defending such, could result in the expenditure of significant financial and managerial resources. For example, in 2013, 2014 and 2015, intellectual property litigation costs amounted to $3.5 million, $6.4 million and $3.4 million, respectively, and litigation continues in 2016 (see “Item 8. Financial Information – Legal Proceedings”). Moreover, the outcome of such proceedings, if such outcome is negative, could result in devaluation of our proprietary technology and cause an additional significant financial impact which may harm our operating results.

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

Defects may cause our products to be vulnerable to security attacks or cause them to fail to help secure networks. Data thieves are increasingly sophisticated, often affiliated with organized crime and operate large-scale and complex automated attacks. In addition, the techniques they use to access or sabotage networks change frequently and generally are not recognized until launched against a target. As a result, our products may be unable to anticipate these techniques and provide a solution in time to protect our end- users’ networks. If we fail to identify and respond to new and increasingly complex methods of attack and to update our products to detect or prevent such threats in time to protect our end- users’ critical business data, the integrity of our products and reputation as well as our business and operating results could suffer.

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

As a security provider, if our internal network system is subject to intentional disruption by cyber attackers or other data thieves, it could, among other things, harm the integrity of our products and the public perception of our products and services and consequently adversely impact our future sales.

We will not succeed with our application and network security solutions unless the marketplace is confident that we provide effective IT security protection. We provide security products, and as a result we could be an attractive target of cyber-attacks (including, among others, malware, viruses and attachments to e-mails, and other disruptive activities of individuals or groups) designed to impede the performance of our solutions, penetrate our network security or the security of our cloud platform or our internal systems, misappropriate proprietary information and/or cause other interruptions to our services. Although we have not identified any act of sabotage or unauthorized access by a third party of our network systems, if we experience an actual or perceived breach of security in our internal systems, it could adversely affect the integrity and market perception of our products and services. In addition, such a security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our business could suffer.

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

Our international sales may expose us to additional risks

We currently offer our products in over 40 countries, including the U.S. For the years ended December 31, 2015 and 2014, our sales outside the Americas represented approximately 59% and 58%, respectively, of our total sales. Our international business activity involves varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, difficulties and costs of staffing and managing foreign operations; the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes of interpretations thereof and reduced protection for intellectual property rights in some countries; partial or total expropriation, export duties and quotas; local tax exposure; political instability, insurrection or war; differences in business practices; and recessionary environments in multiple foreign markets, such as those that occurred in some European countries in the past several years. We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

Financial income is an important component of our net income. As of December 31, 2015, our investment portfolio, including cash and cash equivalents, had a carrying value of $315.1 million, compared with $330.7 million as of December 31, 2014. For the years ended December 31, 2015 and 2014, we had $5.9 million and $5.8 million, respectively, of financial income.

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

In terms of credit risk, our investment portfolio policy is "buy and hold", while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if turmoil in the financial markets, such as the one experienced during 2011 and 2012, reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income, our reported net income would have increased by $1.0 million during the year ended December 31, 2015 and would have decreased by $1.5 million during the year ended December 31, 2014.  Any significant decline in our financial income or the value of our investments as a result of continued low interest rates, deterioration in the credit worthiness of the securities in which we have invested, general market conditions or other factors, could have an adverse effect on our results of operations and financial condition.

Our success depends on our ability to attract, train and retain highly qualified research and development, sales, technical and customer support personnel.

As we grow, we may need to increase our research and development, sales and marketing, technical and support staff. Our products require a sophisticated technology, marketing and sales effort targeted at several levels within a prospective customer’s organization. Accordingly, we need highly-trained research and development, sales, marketing, technical and customer support personnel. Competition for such qualified personnel is intense. Consequently, we may not be able to hire or retain sufficient personnel to support our business operations, which could result in a material adverse effect on our business, financial condition and results of operations.

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

As of April 17, 2016, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned approximately 6.5% of our outstanding ordinary shares; Nava Zisapel, beneficially owned approximately 6.9% of our outstanding ordinary shares; and their son, Roy Zisapel, our Chief Executive Officer, President and director, beneficially owned approximately 5.4% of our outstanding ordinary shares (see “Item 6E – Directors, Senior Management and Employees - Share Ownership”).  As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

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

For our 2015 taxable year, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the U.S. Internal Revenue Service (“IRS”) will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2015 and prior taxable years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income, assets and market capitalization, including the future price of our ordinary shares, all of which are relevant to the PFIC determination. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report entitled “Item 10 – Additional Information – Taxation — United States Federal Income Tax Considerations.”

Provisions of our Articles of Association and Israeli law as well as the terms of our equity incentive plan could delay, prevent or make a change of control of us more difficult or costly, which could depress the price of our ordinary shares.

The provisions in our Articles of Association that provide that our directors, other than our external directors, are elected in three staggered classes by a majority vote of our shareholders may have the effect of delaying or making an unsolicited acquisition of our Company more difficult. Israeli corporate and tax laws, including the ability of our Board of Directors to adopt a shareholder rights plan without further shareholder approval, may also have the effect of delaying, preventing or making an acquisition of us more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, an Israeli court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our Key Employee Share Incentive Plan (1997), as amended, or the Share Incentive Plan, provides that in the event of a “Hostile Takeover” (which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares), the vesting of all or a portion of our outstanding equity awards, including stock options, will accelerate, unless otherwise determined by our Board of Directors (or a committee thereof). As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control over us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unwilling to do so because of these provisions. For additional information on this topic, see “Item 6C – Board Practices – Staggered Board,” “Item 6E – Directors Senior Management and Employees – Share Ownership - Key Employee Share Incentive Plan” and “Item 10B – Additional Information – Memorandum and Articles of Association – Mergers and Acquisitions under Israeli Law.”

Compliance with the disclosure rules regarding the use of conflict minerals may affect our relationships with suppliers and customers.

Pursuant to Section 1502 of the Dodd-Frank Act, United States publicly-traded companies, such as Radware, are required to disclose use or potential use of “conflict minerals” that are mined from the Democratic Republic of Congo or adjoining countries (collectively, “Covered Countries”).  Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“conflict minerals” or “3TG”).  These requirements necessitate due diligence efforts to assess whether such minerals are used in our products in order to make the relevant required annual disclosures.  These requirements, which were recently implemented, could adversely affect the sourcing, supply and pricing of materials used in our products.

We have conducted an analysis of our products and found that small quantities of 3TG could potentially be found in our products.  The products that we manufacture are highly complex, typically containing thousands of parts from many direct suppliers. In general, we primarily rely on third-party assembly and manufacturing vendors to provide our finished products and, in this respect, these vendors typically receive components and subassemblies included in our products from other suppliers and subcontractors. We have relationships with a vast network of suppliers throughout the world and there are generally multiple tiers between the 3TG mines and our direct suppliers. Therefore, we must rely on our direct suppliers to cooperate with us and work with their own upstream suppliers or sub-contractors in order that they may provide us with accurate information about the origin of 3TG in the components we purchase from them. In particular, many of our supplier contracts have fixed durations and we cannot unilaterally impose new contract terms or flow-down requirements that would otherwise compel these suppliers to support our due diligence efforts with respect to 3TG content.  Currently, we do not have sufficient information from our suppliers to determine the country of origin of the conflict minerals used in our products or the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in Covered Countries and are not from recycled or scrap sources.

We may face reputational challenges that could impact future sales (1) based on the fact that we are unable to verify with sufficient accuracy the origins of all conflict minerals used in our products or (2) if we later determine that certain of our products contain minerals not determined to be conflict free.

Additionally, there are, and will be, ongoing costs associated with complying with these disclosure requirements pursuant to Section 1502 of the Dodd-Frank Act, including due diligence to determine the sources of those minerals that may be used or necessary to the production of our products in order to make the relevant required annual disclosures.

Our share price has decreased significantly in the past and could continue to fluctuate and further decrease in the future.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2015 the lowest closing price of our share was $13.97, compared to the highest closing price of our share of $24.48 during the same year. Our share price has continued to decline in of 2016 (see also “Item 9A. Offer and Listing Details”). Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly and further decrease, including:

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since late 2000, there has also been a high level of violence between Israel and the Palestinians including during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which is believed to be an ally of Hamas in Gaza and Hezbollah in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future. In addition, this instability may affect the global economy and marketplace. We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations. We could be adversely affected by any major hostilities, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel or a significant increase in the rate of inflation. Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies as the result of the aforementioned hostilities. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

The exchange rate between the New Israeli Shekel against the U.S. dollar is volatile, and may negatively impact our profitability.

Most of our revenues worldwide are denominated in U.S. dollars or are dollar-linked, whereas a portion of our revenues is denominated in other currencies, including NIS. At the same time, a substantial portion of our expenses is incurred in U.S. dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies, mainly in Israel - in NIS, in Europe - in Euros and in Asia-Pacific - in several local currencies. If the NIS increases in value relative to the dollar, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. For example, during 2013, the average value of the dollar decreased in relation to the NIS. As a result, during 2013, we had an increase in the dollar value of our expenses in Israel, which are mostly denominated in NIS. By contrast, due to the fact that a portion of our sales in Israel is also denominated in NIS, we were positively impacted by the strengthening of the NIS value relative to the dollar during 2013. We cannot provide assurances that we will not be materially adversely affected by exchange rate fluctuations in the future. See also “Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations” above in this section.

The tax benefits we may receive in connection with our approved enterprise program, privileged or preferred enterprise program require us to satisfy prescribed conditions and may be terminated or reduced in the future.  This would increase taxes and decrease our net profit.

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

In the event of distribution of dividends from tax-exempt income or in conducting certain transactions that may be viewed by the Israeli tax authorities as a deemed dividend event, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the approved/privileged/preferred enterprise's income. Tax-exempt income generated under the approved/privileged/preferred enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation.

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

We have in the past received, and may in the future apply for, royalty-bearing or non-royalty-bearing grants from the Office of the Chief Scientist of the Israeli Ministry of Economy, or the Chief Scientist, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984 (formerly known as the Law for Encouragement of Research and Development in the Industry, 1984), and the regulations promulgated thereunder, or the R&D Law. The terms of the Chief Scientist grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon Chief Scientist grants. In addition, any non-Israeli who (1) becomes a holder of 5% or more of our share capital or voting rights, (2) is entitled to appoint one or more of our directors or our chief executive officer (including by way of holding 25% or more of the voting power, equity or the right to nominate directors in such direct holder), or (3) serves as a director or chief executive officer of our Company, is generally required to undertake to observe the law governing the grant programs of the Chief Scientist, some of the principal restrictions and penalties of which are the transferability limits described above.

Further, the Chief Scientist grants may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer certain research and development and/or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, a recent amendment to the R&D Law mandates the formation of a new governmental authority to replace the Chief Scientist by July 28, 2018. This authority may establish new guidelines regarding the R&D Law, which may affect our existing and/or future Chief Scientist programs and incentives for which we may be eligible. We cannot predict what changes, if any, the new authority may make.

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

In December 2005, we acquired the business of V-Secure Technologies, a U.S.-based provider of behavior-based network intrusion prevention solutions. In April 2007, we acquired Covelight, a U.S.-based provider of web channel intelligence technology. In March 2009, we acquired from Nortel certain assets and liabilities related to Nortel’s Layer 4-7 Application Delivery Business (Alteon). In May 2011, we established Radyoos Media Ltd., or Radyoos, our majority owned subsidiary, which is engaged in developing and operating a web-based e-commerce platform. In February 2013, we acquired Strangeloop, a Canadian-based provider of web performance acceleration solutions.

Recent Major Business Developments

Below is a summary of the major business developments in Radware since January 1, 2015:

•	On April 20, 2015 we announced that we introduced the industry’s first Hybrid Cloud Based Web Application Firewall Service.

•	On August 10, 2015 we announced that Gartner positioned us in the Leaders Quadrant of the 2015 Magic Quadrant for Application Delivery Controllers.

•
On March 16, 2016, we announced that we prevailed in our patent infringement lawsuit against F5 Networks, Inc. in the Northern District of California and were awarded $6.4 million in damages. See also   “Item 8. Financial Information – Legal Proceedings”.

For a discussion of our capital expenditures and divestitures, see “Item 5B—Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

B.           Business Overview

Overview

We are a leading provider of cyber security and application delivery solutions designed to ensure optimal service level for applications in virtual, cloud and software defined data centers. We offer a set of products and solutions that address data center application service level challenges and are designed to solve key challenges with applications’ availability, applications’ response time and data center availability. Our solutions provide application layer service on top of the enterprise or carrier network front ending the applications and, in general, address three primary target markets and challenges:

•	Distributed Denial of Service (DDoS) protection market;

•	Application Delivery Controllers (ADCs) market; and

•	Web application firewall (WAF) market.

The Market Opportunity

DDoS Protection - Market Overview

General

We believe that in today's environment, organizations are challenged by an evolving threat landscape of cyber attacks that, if materialized, could reduce revenues, increase expenses and damage reputation. In particular, today’s cyber-attackers use sophisticated methods, often equipped with multiple attack-vectors in the same attack campaign, aimed at shutting down or otherwise impairing the operation of datacenters and organizations’ web presence. At the same time, we believe that the simplicity of launching such cyber-attacks and variety of attack tools available are the primary reasons that more organizations are suffering from increased attacks, such as DDoS.

The DDoS protection market has significantly evolved in the past year with multiple solutions designed to defend against the DDoS threat, starting from a hardware and software on-premises solution, in-the-cloud scrubbing centers, DDoS protection managed providers and Internet service providers (ISPs) who offer value-add DDoS protection services.

Industry Trends

 As DDoS attack characteristics become more complex, organizations are increasingly adopting "hybrid" DDoS mitigation strategies, driving new alliances and acquisitions among complementary DDoS mitigation solution providers. The key trends we identified in this market include the following:

•
While large enterprises and service providers are focused on the technology advantage of the DDoS solutions, medium-sized organizations often balance such criteria with other considerations, like cost and ease of procurement.

•	Increased adoption of cloud computing, by customers as well as attackers, is creating new types of opportunities and expectations for DDoS mitigation solution providers.

•	Need for DDoS protection solutions as a service is increasing.

ADC Solutions- Market Overview

General

ADC solutions provide functions that optimize delivery of enterprise applications across the network. ADCs provide functionality for both user-to-application and application-to-application traffic, and effectively bridge the gap between the application and underlying protocols and traditional packet-based networks. This market evolved from the load-balancing systems that were developed in the latter half of the 1990s to ensure the availability and scalability of websites. Enterprises use ADCs today primarily in order to improve the following aspects of their applications: availability; scalability; end-user performance; data center resource utilization; and security. However, the ADC market provides asymmetrical solutions to improve these aspects over a wide range of applications. At the same time, new use cases and deployment models of ADC technology continue to emerge, reflecting significant innovation in the market. These technologies apply across a growing base of enterprise applications that may use the Internet, or may have little or no roots in Internet-based and browser-based technologies.

Industry Trends

The ADC market continues to be innovative as new application-centric customers are emerging and drive changes in the market, including changes in deployment, pricing and the overall vendor landscape for application delivery. The key trends we identified in this market include the following:

•	Although this market emerged from load balancing in the mid-1990s, most organizations now use advanced functionality, including WAF, global load balancing and acceleration.

•
As the market evolves, ADCs are becoming less hardware-centric and the demand for software-based ADCs increases. However, we believe that, at this stage, hardware-based ADCs still provide the highest level of performance and scale.

•	More organizations are relying on private or hybrid cloud-based ADC solutions, especially with cloud-based applications that require cloud-based ADC solutions.

•
IT and data center managers are increasingly minded to the challenges posed by network and application attacks coupled with the need to maintain the availability and integrity of services by improved resistance to cyber attacks.

WAF Solutions – Market Overview

General

The WAF market is defined by a customer's need to protect internal and public Web applications when they are deployed locally (on-premises) or remotely (on a hosted, "cloud" or "as a service" basis). WAF solutions are deployed in order to protect Web applications from hackers' attacks, monitor access to Web applications, and collect access logs for compliance, auditing and analytics purposes. The primary benefit of WAF is providing protection for customary Web applications that would otherwise be protected, through the use of other technologies, only against known threats and vulnerabilities in off-the-shelf Web application software. WAF solutions also integrate well with other network security technology, such as vulnerability scanners, DDoS protection appliances, Web fraud detection and database security solutions.

 Industry trends

Despite recent acceleration in adoption of WAF technology, primarily by large financial and e-commerce organizations or governmental authorities, many organizations have not yet deployed WAF solutions, especially outside North America, which we believe indicates potential for future growth. The key trends we identified in this market include the following:

•	Payment card industry (PCI) compliance is a motivation of growth of WAF solutions primarily among online businesses that process credit cards as means of payment.

•	WAF solutions continue to integrate with several other technologies, such as ADC, vulnerability scanners and DDoS mitigation solutions.

•	WAF solutions often protect more than public Web applications. For example, they might also be deployed in front of a mix of internal application and Web services.

Our Solutions and Competitive Strengths and Strategies

Our Core Assets

Our solutions incorporate proprietary and innovative DDoS protection, WAF and ADC technologies to enable our customers to provide highly reliable, efficient and cost-effective cyber-attack mitigation solutions for a variety of applications. We believe our competitive strengths include:

•
Innovative and proprietary technologies. Being one of the first companies to offer hybrid attack mitigation solutions, we have developed and commercially deployed several generations of our products. We believe this has given us significant expertise, know-how and leadership in the market for cyber-attack mitigation solutions and assists us in introducing innovative DDoS protection, WAF and ADC technologies that are supported and protected by multiple patents and proprietary rights.

•
Global presence. We have more than 10,000 customers worldwide and have global sales, support and marketing capabilities. For example, we offer global cloud and service infrastructure based on multiple service centers dispersed globally through service data centers in Europe, Asia, North America, South America and Australia.

•
Strategic relationships. We have global technology partner alliances with leading vendors such as Cisco, Check Point, HP, Alcatel-Lucent, IBM, SoftLayer, and NEC. We believe these relationships enable us to closely align our product roadmaps with market needs and the product roadmaps of our customers.

•
Customers. Amongst our customers are top banks, stock exchanges, carriers, cloud service providers, internet service providers, retailers and higher-education institutions. We believe this portfolio of high profile customers demonstrates the advantage of our solution offerings.

•
Independence and thought leadership.  We are an independent developer and provider of cyber-attack mitigation solutions exclusively focused on providing innovative technologies and solutions to this market. We believe that our independence enables us to continue to innovate and deliver advanced, differentiated solutions, and to work with a broader set of partners, providing us a competitive advantage in the industry.

Our Growth Strategy

Our growth strategy is based on several key elements:

•	Focus on holistic solutions. Focus on developing and selling holistic solutions for data center application delivery and security

•
Be technology leaders. We intend to offer superior and innovative technology solutions for cloud data center providers, software defined data centers (SDDC) solutions, integrative cyber security and cloud services.

•
Expand and leverage our strategic relationships. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners such as Check Point, Cisco and Juniper. We intend to further increase our market footprint through OEMs and technology alliances and collaboration with leading cloud and CDN providers and through other standard channel partners.

•
Pursue strategic acquisitions and investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products and/or businesses that enable us to enhance and increase our technological capabilities and expand our products and service offerings.

 Our Products and Services

General

Our products and activities are focused on protecting against cyber-attacks and ensuring optimal application service level for enterprises’ and carriers’ data centers:

•
Application and Network Security - By protecting enterprises and carrier applications and data centers against known and emerging network and application threats in real-time, our layered approach is designed to help organizations mitigate attacks that can be detected and offer a security solution and service that combines a complete set of detection and mitigation tools and services from a single vendor. Our AMS is designed to provide maximum threat coverage, accurate attack detection and shortest time to protection against all type of cyber-attacks that threaten the application infrastructure availability.

•
Application Delivery – These solutions are designed to ensure application service levels by improving the availability, performance and security of the application network infrastructure. Our ADC product line includes local and global server load balancing solutions that integrate web performance optimization (WPO) for application acceleration, application performance monitoring (APM), multi-homing link load balancing, WAF that enables PCI compliance through mitigation of Web application security threats and vulnerabilities, Authentication Gateway, Advanced Denial of Service (ADoS), ITM / bandwidth management, and Defense Messaging signaling to our AMS solution. All features are designed to guarantees application service level.

Our Application & Network Security and Application Delivery solutions are available as customer fully-owned products, subscriptions and cloud-based as-a-service offering:

•
Fully-owned products and solutions – We offer a range of appliances and virtual appliances (software-based products) for enterprise and carrier data centers which typically deploy on-premises solutions as part of their IT and application infrastructure.

•
Product and feature subscriptions – We offer these for our base products (Application & Network Security and Application Delivery solutions) value-add features and capabilities as subscriptions. The subscriptions are offered as yearly activation licenses.

•
Cloud-based services – we offer our products and solutions as a service, with a simple subscription pricing model and cloud-based (also known as software-as-a-service) offering (typically for enterprises that are looking for a fully managed service, or service providers who want to ramp up services without the initial investment in equipment and management center.

Over the years, our products have won many awards for innovation and performance, including the following recent recognition and awards:

•
We are positioned as a Leader in Gartner Magic Quadrant for Application Delivery Controller for the 6th time - Gartner, Magic Quadrant for Application Delivery Controllers, Andrew Lerner, Mark Fabbi, Danilo Ciscato and Joe Skorupa, October 2015

•	Alteon VA for NFV – Winner, 2015 NFV Pioneer, TNC Internet Telephony

•	DefensePro - Winner, 2015 Communications Solutions Product of the Year Award TMC Unified Communications

•	LinkProof NG - Winner, 2015 Internet Telephony TMC Labs Innovation Award, TMC Unified Communications

•	DefenseFlow – Winner, Internet Telephony, SDN Excellence Award (2015)

•
ERT and Attack Mitigation Service – winner, Gold Stevie Best Annual Report (ERT), Silver Stevie Business-to-Business Products (AMS), Bronze Stevie New Product/Service of the Year – Security (AMS) - 2015

Application and Network Security Solutions Offering

Our application and network security offering for data center applications is based on our AMS, a real-time network and application attack mitigation solution that protects the application infrastructure against network and application downtime, application vulnerability exploitation, malware spread, information theft, web service attacks, and web defacement.

The AMS comprises of a set of products, subscriptions and services to deliver complete attack protection for enterprises and service providers.

Application and Network Security – Products

o
DefensePro Attack Mitigation Device. DefensePro® is a real-time network attack prevention device that protects the user’s application infrastructure against network and application downtime, application vulnerability exploitation, malware spread, network anomalies, information theft and other emerging network attacks at up to 300-Gigabit speeds.

o
AppWall Web Application Firewall. AppWall® is a WAF appliance that secures web applications. It enables PCI compliance by mitigating web application security threats and vulnerabilities to prevent data theft and manipulation of sensitive corporate and customer information. AppWall incorporates Web application security filtering technologies to effectively detect threats, block attacks and report events.

o
DefenseFlow Cyber Command and Control application. DefenseFlow® is a network-wide cyber command and control application that helps service providers to automate network security incidents response. DefenseFlow acts as a cyber-defense control-plane that collects and analyzes multiple sources of security telemetries and based on this information applies designated intelligent security actions. In order to handle multiple services, tenants or network elements with minimal effort and still maintain a reasonable TCO, DefenseFlow employs algorithmic capabilities that enable the automation of common NOC/ SOC operations within cyber-attack mitigation workflows. These include new service provisioning, mitigation activation, traffic diversion and attack termination. This enables service providers to handle large amounts of customers efficiently and with minimal errors. Each of the automation algorithms also includes a user confirmation mode, in which the operative can validate and approve each action before it happens.

Application and Network Security – Cloud-based Offering (As-a-Service)

o
DefensePipe Cloud Scrubbing Service. DefensePipe® is a comprehensive cloud scrubbing service that helps mitigate volumetric DDoS attacks which threaten to saturate a customer’s Internet pipe, or the ‘outside line’ that connects enterprises to the public network. DefensePipe compliments Radware DefensePro on-premises attack mitigation device solution to create a hybrid DDoS attack mitigation solution. When an attack starts, DefensePro detects and immediately mitigates the attack on site. Once the attack volume increases and poses a risk of Internet pipe saturation, then we divert customer traffic to DefensePipe cloud scrubbing centers for attack cleansing and then forward the clean traffic to the customer site.

•	Emergency Response Team (ERT) Service.

Radware Emergency Response Team (ERT) provides 24x7 security and product expert support for hands-on attack mitigation assistance from a single point of contact. The ERT provides expertise needed during prolonged, multi-vector attacks. This includes working closely with customers to decide on the diversion of traffic during volumetric attacks, assisting with capturing files, analyzing the situation and ensuring the best mitigation options are implemented. The ERT’s experience with fighting the most widely known attacks in the industry provides best practice approaches to fight each and every attack.

•	Premium Emergency Response Team (ERT) Service (ERT Premium)

ERT Premium offers a managed service on top of Radware attack mitigation system or as part of Radware attack mitigation service. The ERT Premium service is an extended set of services that includes 24x7 monitoring and blocking of cyber-attacks that threaten the availability or integrity of the organization application and IT infrastructure.

•	Attack Mitigation Service

Radware Attack Mitigation Service is a fully managed DDoS attack mitigation service and protection solution that includes 24/7 protection from today's DDoS attacks. The attack mitigation service comprises of a DefensePro device installed on-premises and DefensePipe cloud scrubbing. Both on-premises device and cloud scrubbing service are operated and managed by Radware Emergency Response Team (ERT) that provides extensive post-attack information, and on-going configurations, reports and recommendations. The service includes an ERT expert that performs a quarterly review of the forensics report generated by Attack Mitigation Service and provides recommendations and analysis on DDoS attack details.

•	Cloud WAF Service

Our Cloud WAF Service is a fully-managed, always on service that protects web applications against a broad range of Web and DDoS attack vectors. Based on Radware’s ICSA Labs certified market-leading web application firewall, Radware's Cloud WAF service provides full coverage from all OWASP top-10 attacks. The service implements both negative and positive security models, by utilizing its unique ability to automatically adapt to the continuously changing threat landscape and defendable on-line assets.

Built with state-of-the-art machine learning technologies, Cloud WAF Service automatically detects application domains, analyzes potential vulnerabilities, and assigns optimal protection policies. The service continuously monitors and analyzes application usage patterns, and generates granular baselines for legitimate traffic. This allows rapid detection and mitigation of zero-day attacks, and continuous fine-tuning of security policies due to changing application usage patterns.

Application and Network Security –Subscriptions

•	Security Updates Service (SUS) Subscription

Security Update Service (SUS) consists of Periodic Updates, Emergency Updates, and Custom Filters, which are supported by a Security Operations Center (Vulnerability & Exploit Detection; Security Risk Assessment, and Threat Mitigation). The service provides immediate and ongoing security updates to protect customers against the latest threats.

•	RSA Fraud Action Feed Subscription

RSA Fraud Action Feed IP Reputation Subscription provides protection from fraud and phishing attacks based on RSA 24x7 Anti-Fraud Command Center (AFCC). This includes protecting network users from financial fraud, information theft, and zero-minute malware spread. By subscribing to this service, customers will receive updates─ about malicious fraud and phishing sites─ that are downloaded automatically to DefensePro every defined period, and block access to malicious sites from within the organization

Application Delivery Solutions Offering

Our application delivery controller (ADC) and application load balancing solutions are designed to simplify operations while ensuring business applications resilience and application SLA.

Application Delivery – Products

•	Alteon® NG Application Delivery Controller/Load Balancer

Alteon NG is our next generation ADC. It provides advanced, end-to-end local and global load balancing capabilities for Web, cloud and mobile based applications. Alteon NG is built from the ground up to allow application SLA. Alteon NG innovatively leverages several next-generation services that are not available in other ADC solutions on the market, bundling FastView Web Performance Optimization (WPO), HTTP/2.0 Gateway, Application Performance Monitoring (APM), AppWall Web Application Firewall (WAF), Authentication Gateway, Advanced Denial of Service (ADoS), ITM / bandwidth management, as well as SSL offloading and SSL Inspect – a feature that enables organizations to oversee outgoing encrypted traffic and filter using content security gateways.

All Alteon NG platforms are designed with complete fault isolation of each ADC instance (vADC). Our vADC per application approach, along with the ability to scale up or scale out, is offered on all our Alteon NG platforms and form factors including ADC-VX, Alteon Virtual Appliance (VA), Alteon VA for NFV and Alteon VA for cloud environment.

•	LinkProof NG Multi-homing

LinkProof® NG is a next-generation multi-homing and enterprise gateway solution that allows service level availability and continuous connectivity of enterprise and cloud-based applications. It is an application-aware multi-homing and link load balancing module that delivers 24/7 continuous connectivity and service level assurance, improved performance and cost effective scalability of bandwidth for corporate and cloud-based applications.

•	FastView - Web Performance Optimization and Acceleration

FastView® is a web performance optimization (WPO) module that enables faster websites and web-based applications. It combines the power of its Web performance optimization (WPO) module and technology, together with an embedded HTTP/2 gateway. Each one of those modules provides a different set of capabilities that accelerate the delivery of web applications to all types of end-user devices and browsers (e.g. desktops/mobile, etc.). FastView transforms front-end optimization (FEO) from a lengthy and complex process to an automated function. This FEO is performed in real time, accelerating web application response time out-of-the-box. FastView is also available in other modes, including for SAP applications (primarily designed to accelerate SAP applications for the customer’s global workforce, partners and customers) and as a cloud-based service.

Application Delivery – Subscription-based Offering

Alteon customers can experience all next generation services by purchasing a yearly subscription license bundle of all next generation services, per Alteon device. A special offer of a four year subscription is also available – where the fourth year is provided free of charge. Subscription-based services include:

•	FastView web performance optimization (WPO) module

•	Application Performance Monitoring (APM) module

•	AppWall web application firewall module

Management Solutions Offering

APSolute Vision. APSolute Vision® is the end-to-end management and monitoring tool for our family of application delivery and application security solutions. It provides immediate visibility to health, real-time status, performance and security of enterprise-wide application delivery and network and application security infrastructures from one central, unified console (even for multiple data centers). APSolute Vision consolidates the monitoring, configuration and maintenance automation of up to 1,000 devices across multiple data centers. This eliminates the need for deploying management appliances in multiple data centers, which simplifies data center management.

Application Performance Monitoring (APM). Application Performance Monitoring (APM) is our end-to-end monitoring solution that assures full application SLA. It provides complete visibility into our customers’ applications' performance with a breakdown by application, location or specific transaction. APM allows our customers to proactively maintain application performance and protect SLAs with real-time error detection and the ability to track real user transactions and response time. It provides historical reports with drilldown-able granular analysis based on user-defined SLA, while providing measurements of the delay per each application delivery chain segment, including data center time, network latency and browser rendering time.

vDirect. vDirect is our service orchestration and automation engine, designed for software-defined data centers and clouds. With vDirect, customers can automate their data centers across all of Radware devices. In addition, vDirect integrates the Radware devices with leading network virtualization and orchestration solutions such as VMware vCloud Director, VMware vCenter Orchestrator, VMware vFabric Application Director Cloud Management, Cisco ACI, OpenStack and others. vDirect exposes a range of APIs such as ReST, HTTP/HTTPS, Soap, Java and CLI to allow 3rd party systems to consume its capabilities.

Recent Product Activities

During 2015, our key activities regarding our products and solutions offering consisted of the following:

•
We have introduced a new attack mitigation platform for service providers called DefensePro® x4420. The new platform boasts up to 300Gbps mitigation capacity and handles 230 million packets per second of attack traffic to defend against evolving and growing cyber-attacks.

•
We have launched a new Application Delivery Controller platform – Alteon NG 5208. The 5208 provides full application SLA assurance, runs all NG services, offers up to 24 dedicated virtual ADC instances (vADC) per app/service with complete isolation between instances and throughput licenses of 6Gbps, 12Gbps, or 26Gbps, which will not impact neighboring application performance.

•
We have launched a new carrier-grade Application Delivery Controllers platform - Alteon 8420. The 8420 platform provides up to 160Gbps of total throughput with up to 100 vADC instances. It offers advanced capabilities such as ADC virtualization, integrated application acceleration and on-demand scalability needed to meet mobile carrier and large enterprise data center and network needs.

•
We have launched Alteon VA for Network Function Virtualization (NFV). Alteon VA for NFV is the next generation Alteon Virtual Appliance for NFV environments, delivering a scalable, ultra-high capacity of up to 200Gbps per instance and multi Tbps in a multi-instance deployment. It decouples ADC functions from dedicated underlying hardware and enables next-generation ADC services to run on x86 commercially off the shelf (COTS) hardware.

•
We have continued our cloud offering build-up by introducing the Cloud WAF service - a new and fully-managed, cloud-based Web Application Firewall (WAF) service that provides protection from web-based cyber-attacks. The cloud WAF service augments our attack mitigation service (cloud based and on premise based solution), DefensePipe (cloud scrubbing service) and FastView Cloud Service.

•
We have introduced LinkProof NG and integrated its capabilities in Alteon NG. LinkProof NG is a multi-homing and enterprise gateway solution that can help guarantee users optimized WAN connectivity service levels per application – whether the application is deployed on premise or in the cloud.

•
We have integrated an HTTP/2 gateway as part of our Alteon NG and FastView acceleration module. HTTP/2 solves many performance bottlenecks that existed with HTTP1.1, providing flexible ways to accelerate the delivery of web content to the browser using a standardized protocol, and applicable to all users.

•
We continued our investment in NFV solutions by releasing Alteon VA for NFV on Cisco, Dell and HP servers (using DPDK & Pass-through), and enhancing Alteon VA for NFV performance up to 200Gbps. Alteon NFV enables ADC services to run on x86 commercially off the shelf (COTS) hardware achieving reduced total cost of ownership (TCO), simplified network services deployment, enable capacity elasticity and automate lifecycle management. It enables carriers, large enterprises, and e-commerce networks to become programmable, flexible and cost-effective through SDN transformation and NFV compliance.

•	We completed IPv6 certification for Alteon NG and received the IPv6 Ready Logo.

•
We continued our investment in software defined data centers (SDDC) through vDirect, by extending tight integration of our application delivery and application security solutions with Cloud providers provisioning and management systems. Our vDirect now integrates Radware devices with leading network virtualization and orchestration solutions such as VMware vCloud Director, VMWare vCAC, VMWare NSX, VMware vCenter Orchestrator, Cisco ACI, OpenStack and others. vDirect exposes a range of APIs such as ReST, HTTP/HTTPS, Soap, Java and CLI to allow 3rd party systems to consume its capabilities.

Technology partnerships and integrations

•
We have signed an OEM agreement with Cisco for DDoS Mitigation, providing Radware virtual DefensePro appliance for Cisco FirePower 9300 security service platform for service providers. This agreement follows previous OEM agreement with Check Point Software Technologies for their DDoS protector product line, which is based on Radware DefensePro technology

•	We have continued our investment integrating Radware ADC and AMS solutions with Cisco next generation and software defined data center technologies.

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

In 2015, approximately 41% of our sales were in the Americas (principally in the United States), 29% were in EMEA (Europe, Middle East and Africa) and 30% in Asia-Pacific, compared to 42%, 25% and 33%, respectively, in 2014, and 38%, 28% and 34%, respectively, in 2013. Other than the United States, which accounted for 32% of our total revenues in 2015, no other single country accounted for more than 10% of our sales for 2015.

In 2015 approximately 60% of our sales derived from product sales and 40% derived from service sales, compared to approximately 63% and 37%, respectively, in 2014 and 62% and 38% respectively in 2013.

In 2015, approximately 71% of our sales derived from the enterprise market, and 29% derived from the carrier market, compared to approximately 68% and 32%, respectively, in 2014 and 70% and 30%, respectively, in 2013.

For the years ended December 31, 2015, 2014 and 2013, no single customer accounted for more than 10% of our sales. As of December 31, 2015, 2014 and 2013, no single customer represented more than 10% of the trade receivables balance.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see “Item 5A – Operating and Financial Review and Prospects – Operating Results”.

Seasonality

Our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales and by seasonal purchasing patterns of some of our customers. Some of our customers plan their annual purchasing budget at the beginning of each year which causes operating results in our first quarter of the year to be lower than other quarters. In addition, our operating results in the third quarter tend to be lower than other quarters due to the slowdown in business activities during the summer months in Europe. Furthermore, certain customers of ours tend to make greater capital expenditures as well as expenditures relating to service renewals towards the end of their own fiscal years, thereby increasing orders for our products, support and subscription services in the fourth quarter.

Sales and Marketing

Sales.  We market and sell our products primarily through indirect sales channels that consist of distributors and resellers located in North America, Europe and Asia. In addition, we generate direct sales to select customers mainly in the United States. Our direct sales channels are supported by our sales and marketing managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2015, we had a total of 193 sales and marketing personnel, of which 79 persons were employed in the Americas with locations in various states, mainly in the United States. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

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

Strategic Alliances and OEM Agreements.  We have entered into strategic alliances and OEM agreements with other software and hardware vendors, as well as mutual channel information sharing arrangements, where products can either be branded with our name or the vendor’s name. We believe that these companies have significant customer relationships and offer products which complement our products. For example, in May 2012, we entered into an agreement with Check Point Software Technologies Ltd., a worldwide leader in Internet security solutions, whereby certain of Check Point’s appliances will be based on our attack mitigation solutions. As we announced during 2015 we also signed an OEM agreement with Cisco for DDoS Mitigation, providing our virtual DefensePro appliance for Cisco FirePower 9300 security service platform for service providers. We plan to further invest in the development of strategic alliances in order to provide greater access to our target markets and enhance our brand name. We have also entered into OEM agreements with several software vendors, in which we incorporate such vendors’ software into our products to create additional value to our customers.

Customer Support Services

Our technical team, which consisted of 225 employees worldwide as of December 31, 2015, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products.  In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third party contractors.

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

As of December 31, 2015, our research and development staff consisted of 340 employees and 82 subcontractors. Research and development activities take place mainly at our facilities in Israel; Bangalore, India; Vancouver, Canada; and North Carolina. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Security, Application Delivery and Management groups. Within those groups the organization is divided according to our existing products.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to the Chief Operating Officer.

Manufacturing and Suppliers

Our quality assurance testing, final integration, packaging and shipping operations as well as part of our final assembly activities are primarily performed at our facility in Jerusalem, Israel. All of our products are Underwriters Laboratories (UL) and ISO 9001:2008 compliant and some of them have also achieved significant industry certification, such as DefensePro (for the Common Criteria Evaluation & Validation Scheme (CCEVS) EAL4+ through the National Security Agency (NSA) program) and AppWall (ICSA certification for Web Application Firewall).

We rely on third-party manufacturing vendors to provide our finished products. In this respect, these vendors primarily provide us with assembly services in order to deliver the finished goods while we perform the final integration of the products. All components and subassemblies included in our products are supplied to the manufacturing vendors by several suppliers and subcontractors. Each of the manufacturing vendors monitors each stage of the components production process, including the selection of components and subassembly suppliers. Thereafter, each of the manufacturing vendors makes the final assembly in their own facility. Our primary manufacturing vendors are ISO 9001 certified, indicating that each of their manufacturing processes adhere to established quality standards.

In 2015, we primarily relied on three third-party assembly and manufacturing vendors to manufacture and to provide platforms and components for our products, purchasing approximately 66% of our direct product costs are from one of these vendors and 22% are from the other two vendors. If we are unable to continue to acquire those platforms or components from these platform manufacturers on acceptable terms, or should any of these suppliers cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, although we believe we have levels of inventory that will assist us to transition to alternate suppliers smoothly.

Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology.  We have a policy that requires our employees to execute employment agreements, including confidentiality and non-compete provisions.

We have registered trademarks for, among others, “Radware®; Radware Logo: ®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; Triangulation®; SmartNat®; StringMatch Engine®; Web Server Director®; Fireproof®; SecureFlow®; APSolute Vision®; VAdapter®;VADI® (Virtual Application Delivery Infrastructure); vDirect®; Alteon VA®; Radware ADC Fabric®; AppShape®; FastView®; DefenseFlow®; TeraVIP®; Virtual Director®; DefensePipe®; and we have trademark applications pending for, among others, “ADC Fabric™”,  “ADC-VX”™ and “Inflight”™. We own registered U.S. copyrights in all of our primary software product lines.

We have registered patents in the United States for, among others, our triangle redirection method used for the global load balancing in our AppDirector product; our mechanism for efficient management and optimization of multiple links used in our LinkProof product; our method for load balancing by global proximity used in our AppDirector product; our method for controlling traffic on links between autonomous Border Gateway Protocol (BGP) systems; the stateful distribution of copied SSL traffic; the transparent inspection of encrypted client traffic; our passive monitoring and event detection mechanisms used for business event monitoring in our Inflight product; the activation of multiple virtual services on a switching platform; the behavioral analysis and detection of zero-day and DoS network attack patterns in our DefensePro product; our hypertext transfer protocol (HTTP) DoS attack mitigation behavioral mechanisms in our DefensePro; a geographically based traffic distribution; a generic proximity based site selection for global load balancing; an internal hardware connectivity plane architecture; and a specific proximity based site selection for global load balancing of HTTP transactions implemented in our Alteon products. In 2015 we were granted additional patents in the SDN arena.

We have pending patent applications and provisional patents in connection with several methods and features used in our products or that we plan to implement in the future, such as ADC for SDDC and new cyber detection algorithms. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged.  In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive.  See “Item 8. Financial Information – Legal Proceedings” for a discussion of intellectual property litigation.  Our competitors may be able to design around a patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

Competition

The Application & Network Security and Application Delivery markets are highly competitive and we expect competition to intensify in the future.  We may lose market share if we are unable to compete effectively with our competitors, which include equipment manufacturers and service providers.

Our principal competitors are:

•	in the Application and Network Security space:

o	Equipment manufacturers (DDoS Protection): Arbor Networks, Inc.; F5 Networks Inc.

o	Cloud service providers (DDoS protection): Akamai (Prolexic), Neustar; Verisign.

o	Equipment manufacturers (WAF): Imperva, Inc.; F5 Networks Inc.

•	in the Application Delivery solutions space:

o	Equipment manufacturers: F5 Networks, Inc., Citrix Systems, Inc., A10 Networks, Inc.

o	Cloud service providers: Amazon Web Services

We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may also form alliances with or acquire competing providers of Application Delivery or Application and Network Security solutions and emerge as significant competitors. For example, in 2014, Akamai became a competitor in the security market by acquiring Prolexic, and in 2015, F5 launched a marketing campaign designed to capture the fast-growing DDoS protection market and acquired defense.net, a DDoS mitigation scrubbing service provider, to offer a hybrid DDoS protection solution (defense.net service was later renamed to F5 Silverline).

Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to maintain and increase profitability. Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth. We believe that our success will depend primarily on our ability to provide more technologically advanced and cost-effective Application Delivery and Application and Network Security solutions, and more responsive customer service and support, than our competitors.  However, we cannot assure you that the products we offer will compete successfully with those of our competitors. Furthermore, should competition intensify, we may have to reduce the prices of our products which will negatively impact our business and financial condition. See also above under “Business Overview – Our Solutions and Competitive Strengths and Strategies”.

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

Israeli Office of Chief Scientist

From time to time, eligible participants may receive grants under programs of the Chief Scientist. Grants received are generally repaid through a mandatory royalty based on revenues from the sale of products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the R&D Law.

Under the R&D Law, research and development programs that meet specified criteria and are approved by the Research Committee of the Chief Scientist are eligible for grants usually of up to 66% of certain approved expenditures of such programs, as determined by said committee. In exchange, the recipient of such grants is required to pay the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Research Committee.  Such approval is not required for the export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to third parties outside Israel, except in certain special circumstances and subject to the Chief Scientist’s prior approval. The Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest), (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how, or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new non-Israel interested party to undertake to the Chief Scientist to comply with the R&D Law.  In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify us that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The Israeli authorities have indicated in the past that the government may further reduce or abolish the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive. In addition, a recent amendment to the R&D Law mandates the formation of a new governmental authority to replace the Chief Scientist by July 28, 2018. This authority may establish new guidelines regarding the R&D Law, which may affect our existing and/or future Chief Scientist programs and incentives for which we may be eligible. We cannot predict what changes, if any, the new authority may make.

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

Recently we applied for five new projects to be funded by the Chief Scientist to develop generic technology relevant to the development of our products. If such programs will be approved, we will be eligible to receive grants constituting between 30% to 50% of certain research and development expenses relating to these projects. The grants under these projects are not required to be repaid by way of royalties.

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
RADHEAR Ltd.
Radiflow Ltd.

RADWIN Ltd. SecurityDam Ltd. Silicom Ltd.
The RAD-Bynet Group also includes several other holdings, real estate companies, biotech and pharmaceutical companies. The above list does not constitute a complete list of the holdings of Messrs. Yehuda and Zohar Zisapel.

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

D.           Property, Plants and Equipment

General. We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and North Carolina in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $5.0 million in 2015 compared to $4.6  in 2014.

We believe that the following offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 98,000 square feet of leased office space in Tel Aviv, Israel, in two buildings: one, consisting of approximately 38,000 square feet, with a lease expiring in June 2020; and the second consisting of 60,000 square feet, with a lease expiring in June 2020. These facilities are leased from companies owned by Yehuda, Nava and Zohar Zisapel. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.”

In addition, we lease approximately 3,500 square feet of space in Jerusalem for development facilities from a company owned by Yehuda, Nava and Zohar Zisapel. The lease expires in August 2020. We also sublease approximately 15,000 square feet for warehousing in Jerusalem from a company owned by Yehuda Nava and Zohar Zisapel. The lease expires in August 2016. For more information, see “Item 7 - Major Shareholders and Related Parties Transactions.”

Other locations. In the United States, we lease approximately 14,800 square feet of property, consisting of approximately 10,600 square feet of office space and 4,200 square feet of warehouse space, in Mahwah, New Jersey from a company owned by Yehuda, Nava and Zohar Zisapel.  The lease expires in April 2017. For more information, see – “Item 7 - Major Shareholders and Related Party Transactions.”

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

A.           Operating Results

Overview

General. We are a leading provider of cyber security and application delivery solutions, designed to ensure optimal service level for applications in virtual, cloud and software defined data centers. We began selling our products in 1997, and currently have local offices, subsidiaries or branches in 15 countries in Asia-Pacific, Europe and the Americas.

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

2015 Highlights. Our operating results in 2015 weakened compared to 2014, resulting in operating income of $18.0 million compared to operating income of $25.1 million in 2014. The decline is mainly attributable to the decrease in our revenues from the sale of products, coupled with a slight increase in our total operating expenses.

Sales in 2015 were $216.6 million compared with sales of $221.9 million in 2014 a decrease of 2%. Sales were comprised of:

•           Product sales that decreased by 6%, to $130.1 million, compared to $ 139.0 million in 2014. Out of the 6% decline in product sales, 5% decline is attributed to a decrease in revenues derived from the Radyoos web-based e-commerce platform, which can be attributed to the introduction of new web browsers and operating systems that limit or prevent these types of applications from being installed and/or remain in active use.

The remaining 1% decrease in our product sales is attributed to  a gradual change in our sales model, which involves a shift to increased sales of products in a subscription sales format, which results in deferral of revenue recognition for these sales and recognition of it throughout the subscription period; and

•           Service sales that increased by 4% to $86.5 million, compared to $82.9 million in 2014. This increase in service sales is attributed equally between the continued growth of our installed base and service offering, as a result of the growth in product sales in recent years and between an increase in our sales of professional services.

Our operating expenses increased by 2% in 2015 to $160.4 million from $157.1 million in 2014. The increase is primarily attributed to (1) an increase of $10.3 million in operating expenses that are related to salaries due to an expansion of our workforce (from an average of 862 employees and subcontractors in 2014 to an average of 955 employees and subcontractors in 2015) and to salary raises awarded during 2015 in all regions, (2) an increase of $2.7 million in travel and overhead expenses and (3) an increase of $1.9 million in stock based compensation expenses. This increase was offset by (1) a decrease in an amount of $7.0 million due to the strengthening of the dollar against several currencies (especially against the Euro and the NIS) , (2) a decrease of distribution expenses in an amount of $ 3.1 million associated with Radyoos’ distribution of its web browser extension, and (3) a decrease in general and administrative expenses in an amount of $3.0 million related to litigation costs of the intellectual property matter, namely the patent litigation against F5 Networks, Inc. The increase in our operating expenses is also due to an increase in other expenses as described under the comparison between the years, below.

Outlook.

Gartner, a leading market research firm, estimates in its report from December 2015 that the Application Delivery Controllers sector (applicable to our application delivery solutions) has increased in 2015 by 6.6% compared to 2014, and is expected to increase by 7.4%, to $2.13 billion in 2016. IDC, another leading market research firm, estimated in its report from September 2015 that the DDoS Prevention sector product and service revenue in the markets applicable to our application and network security solutions increased in 2015 by 18.9% compared to 2014, and is expected to increase by 15%, to $0.76 billion in 2016.

In 2016, we intend to continue our investments in developing new products and enhancing existing products, to support continued growth in our sales and enhancement of market acceptance for our offerings. As a result, we expect our operating expenses to slightly increase or remain unchanged as compared to 2015, mainly in research and development and in sales and marketing.

In 2016, revenues derived from the Radyoos web-based e-commerce platform, as well as the distribution expenses associated with the distribution of its web browser extension. are expected to remain immaterial, and in the same level as in 2015.

We may also face certain challenges during 2016 and beyond. Our ability to sustain profitability depends, in part, on the global economy and the growth rates and changes in technology and regulatory trends in industries in which we operate. In the past several years, credit and sovereign debt issues have destabilized certain European economies and thereby increased global macroeconomic uncertainties. As such, our results may be adversely affected if there is a decrease in our revenues due to a further economic slowdown, a decrease in the overall market’s IT spending or a reduction in the capital expenditures by companies in our target markets. Our cloud and other online based offerings are conducted through the Internet and therefore, among other things, we are subject to the laws and regulations that apply to e-commerce and online businesses around the world. These laws and regulations are becoming more prevalent in the United States, Europe, Israel and elsewhere and may impede the growth of the Internet; and consequently our services and growth.   In addition, our profitability may be adversely affected by fluctuations in currency exchange rates. If the shekel strengthens against the dollar during 2016, the value of our expenses will increase as compared to our revenues, since a large portion of our expenses are paid in shekels, whereas most of our revenues are generated in dollars.

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

Our management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Investment in marketable securities;

•	Goodwill;

•	Impairment of long lived assets and intangible assets subject to amortization;

•	Stock-based compensation; and

•	Income taxes.

Revenue Recognition.  We derive revenues mainly from sales of products, post-contract customer support and subscriptions. Our products are sold primarily through distributors and resellers, all of which are considered end-users.

Revenues from product sales are recognized in accordance with Accounting Standards Codification (“ASC”) No. 605, "Revenue Recognition", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, and collectability is reasonably assured.

Revenues from PCS which represents mainly software updates, help desk support, unit replacement or repair, and security update services, and revenues from subscriptions are recognized ratably over the term of the agreement, which is typically between one year and three years.

Our products and services generally qualify as separate units of accounting. As such, revenues from multiple element arrangements that include products, PCS and subscriptions are separated into their various elements using the relative selling price method. The estimated selling price for each deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available.

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

For the product and subscriptions, we determine the BESP based on management estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition. The determination of estimated selling price ("ESP") is made through consultation with and approval of management, taking into consideration the pricing model and go-to-market strategy.

We record a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 1.8 million and $ 1.4 million as of December 31, 2014 and 2015, respectively.

Deferred revenues include unearned amounts received under post-contract customer support and subscription agreements, and are classified in short and long-term based on their contractual term.

Investment in Marketable Securities. We account for investments in marketable securities in accordance with ASC No. 320, "Investments- Debt and equity Securities". Management determines the appropriate classification of our investments at the time of purchase and reevaluates such determinations at each balance sheet date.

We classified all of our debt and equity securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net.

We recognize an impairment charge when a decline in the fair value of our investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2013, 2014 and 2015, we did not record any other-than-temporary impairment loss with respect to our marketable securities.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC No. 350, "Intangibles – Goodwill and Other", goodwill is not amortized, but rather is subject to an annual impairment test. ASC No. 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value.

ASC No. 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

We operate in one operating segment, and this segment comprises its only reporting unit. We perform assessment of qualitative factors  during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. This analysis determined that no indicators of impairment existed for 2014 and 2015.

Impairment of long lived assets and intangible assets subject to amortization. Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 5 to 7 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis.

During 2013, 2014 and 2015, no impairment losses were recorded.

Stock-based compensation. We account for stock-based compensation in accordance with ASC No. 718, "Compensation-Stock Compensation". ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of income.

We recognize compensation expenses for the value of our awards based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

ASC No. 718 requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows.

We selected the Black-Scholes-Merton option pricing model to account for the fair value of our stock-options awards with only service conditions and whereas the fair value of the restricted stocks awards is based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical period equivalent to the option's expected term. The expected option term represents the period of time that options are expected to be outstanding. Expected term of options is based on historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. We have historically not paid dividends and have no foreseeable plans to pay dividends.

Income Taxes. We account for income taxes in accordance with ASC No. 740, "Income Taxes". This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized. Deferred tax liabilities and assets are classified as non-current in accordance with Accounting Standard Update (“ASU”) No. 2015-17 (see also Note 2ab to our Consolidated Financial Statements). ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is only addressed if the first step has been satisfied (i.e. the position is more likely than not to be sustained) otherwise a full liability in respect of a tax position not meeting the more likely than not criteria is recognized. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We accrue interest and penalty, if any related to unrecognized tax benefits in its taxes on income. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2015 and 2014 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 12 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “2015 Results of Operations – Taxes” below.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2013	2014	2015
	(U.S. $ in thousands)
Revenues:
Products	$118,727	$138,975	$130,123
Services	74,270	82,917	86,443
	192,997	221,892	216,566
Cost of revenues:
Products	27,066	29,448	29,159
Services	9,669	10,248	9,041
	36,735	39,732	38,200
Gross profit	156,262	182,160	178,366
Operating expenses:

Research and development, net	40,983	44,081	49,987
Sales and marketing	82,815	93,203	93,347
General and administrative	14,895	19,797	17,033
Total operating expenses	138,693	157,081	160,367
Operating income	17,569	25,079	17,999
Financial income, net	4,494	5,802	5,867
Income before taxes on Income	22,063	30,881	23,866
Taxes on income	(4,008)	(5,931)	(5,297)
Net income	18,055	24,950	18,569

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of sales:

	2013	2014	2015
Revenues:
Products	62%	63%	60%
Services	38	37	40
	100	100	100

Cost of Revenues:
Products	14	13	14
Services	5	5	4
	19	18	18
Gross profit	81	82	82
Operating expenses:

Research and development, net	21	20	23
Sales and marketing	43	42	43
General and administrative	8	9	8
Total operating expenses	72	71	74
Operating income	9	11	8
Financial income, net	2	3	3
Income before taxes on Income	11	14	11
Taxes on income	(2)	(3)	(2)
Net income	9%	11%	9%

Comparison of Years Ended December 31, 2015, 2014 and 2013

Revenues.

Our revenues are derived from sales of our products and services, from sales of post-contract customer support through our Certainty Support program, and from subscriptions. We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectability is probable.  Subscriptions revenues and post-contract customer support, which represents mainly software update subscriptions, help-desk support and unit repairs or replacements, are recognized ratably over the contract or subscription period.

We operate in one reportable market segment and our revenues are attributed to geographic areas based on the location of the end-users.

The following table provides a breakdown of our revenues (dollars in thousands) by type of revenues both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

	2013		2014		2015		% Change 2015 vs. 2014	% Change 2014 vs. 2013
Products	118,727	62%	138,975	63%	130,123	60%	(6)%	17%
Services	74,270	38%	82,917	37%	86,443	40%	4%	12%
Total	192,997	100%	221,892	100%	216,566	100%	(2)%	15%

The following table shows a breakdown of our total revenues (dollars in thousands) by geographical distribution both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

	2013		2014		2015		% Change 2015 vs. 2014	% Change 2014 vs. 2013
North, Central and South America (principally the United States)(*)	73,216	38%	93,486	42%	88,685	41%	(5)%	28%

EMEA (Europe, the Middle East and Africa)	53,361	28%	55,375	25%	62,689	29%	13%	4%

Asia-Pacific	66,420	34%	73,031	33%	65,192	30%	(11)%	10%

Total	192,997	100%	221,892	100%	216,566	100%	(2)%	15%

(*) For the years ended December 31, 2015, 2014 and 2013, our revenues from the United States were $69.1 million, $75.9 million and $54.9 million, respectively, representing 32%, 34% and 28% of total revenues for these years, respectively.

Other than the United States, no other single country accounted for more than 10% of our sales for the years ended December 31, 2015, 2014 and 2013.

In 2015, our product sales decreased by 6%, to $130.1 million, compared to $139.0 million in 2014. Out of the 6% decline in product sales, 5% decline is attributed to a decrease in revenues derived from the Radyoos web-based e-commerce platform, which can be attributed to the introduction of new web browsers and operating systems that limit or prevent these types of applications from being installed and/or remain in active use.

The remaining 1% decrease in our product sales is attributed to a gradual change in our sales model, which involves a shift to increased sales of products in a subscription sales format, which results in deferral of revenue recognition for these sales and recognition of it throughout the subscription period.

Revenues from service sales increased by 4% to $86.5 million, compared to $82.9 million in 2014. This increase in service sales is attributed equally between the continued growth of our installed base and service offering, as a result of the growth in product sales in recent years and an increase in our sales of professional services.

During 2015, our revenues (excluding revenues derived from the Radyoos web-based e-commerce platform) from the enterprise market represented approximately 71% whereas revenues from the carrier market represented approximately 29% of our revenues, compared to 68% and 32%, respectively, in 2014.

Our revenues in the Americas decreased by $4.8 million, or 5% year-over-year, mainly as a result of the decrease in revenues derived from the Radyoos web-based e-commerce platform, as explained above. The EMEA region improved compared to 2014, growing by 13% year-over-year. We believe this is a result of continuous recovery experienced in some of the European countries. The APAC region decreased by $7.8 million, or 11% year- over-year, mainly due to specific local regulations along with challenging market conditions in some of the major countries, mainly in China, Japan and Australia.

In 2014, our product sales increased by $20.2 million, or 17.0%, compared to 2013. This increase, which is attributed to increased sales in all of our major product lines, was primarily due to the global growth in IT market spending during 2014 and the continued growing demand for our solution offering in connection with cloud computing and virtualization trends; growth of mobile data consumption (such as smartphones, tablet computers and other application based appliances); and higher demand for Application Security solutions that we believe is associated with the increased frequency and complexity of cyber attacks as reported in the world media during the last few years. Out of the above 17% increase, 5% is attributed to increase in revenues derived from the Radyoos web-based e-commerce platform. During 2014, our revenues from the enterprise market represented approximately 68% whereas revenues from the carrier market represented approximately 32% of our total revenues, compared to 70% and 30%, respectively, in 2013.

Revenues from services also increased during 2014 by approximately $8.7 million, or 12% reflecting the continued growth in our installed base.

In 2014, our revenues in the Americas increased by $20.3 million, or 28% year-over-year, mainly as a result of increased demand for our solution offering coupled with improved execution of our sales team in the region. The EMEA region slightly improved compared to 2013, growing by 4% year-over-year. We believe this is a result of an improvement in executing our sales efforts within the region along with a slow recovery experienced in some of the European countries. The APAC region increased by $6.6 million, or 10% year- over-year, demonstrating an improved sales execution and efforts to compete with the local low-cost vendors in the region.

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

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures (dollars in thousands) and as a percentage of the relative revenues:

	2013		2014		2015
Cost of Products	$27,066	22.8%	$29,448	21.2%	$29,159	22.4%
Cost of Services	9,669	13.0%	10,284	12.4%	9,041	10.5%
Total	$36,735	19.0%	$39,732	17.9%	$38,200	17.6%

Cost of products sales as a percentage of products sales increased year-over-year from 21.2% in 2014 to 22.4% in 2015. Cost of products sales in 2015 and 2014 included amortization of intangible assets in the amount of $1.1 million. Our cost of products sales as a percentage of products sales, excluding amortization of intangible assets, represented approximately 21.6% of products sales in 2015, compared to 20.4% in 2014. The increase in cost of products sales as a percentage of products sales is mainly due to different sales mix of our products coupled with stronger competition in some of the regions.

Cost of sales related to services as a percentage of service revenues in 2015 was 10.5% compared to 12.4% in 2014. The reason for the decrease is mainly due to a lower level of service inventory write-offs performed in 2015 compared with 2014. In addition, since a major portion of the cost of services is fixed (mainly salaries of technical personnel), the increase in sales did not correlate into the same rate of increase in costs.

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

Operating Expenses.

The following table sets forth a breakdown of our operating expenses (dollars in thousands) for the periods indicated as well as the percentage change between such periods:

	2013	2014	2015	% Change 2015 vs. 2014	% Change 2014 vs. 2013
Research and development, net	$40,983	$44,081	$49,987	13%	8%
Selling and marketing	82,815	93,203	93,347	0.2%	13%
General and administrative	14,895	19,797	17,033	(14)%	33%
Total	$138,693	$157,081	$160,367	2%	13%

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

R&D expenses were $50.0 million in 2015, an increase of $5.9 million, or 13% compared with research and development expenses of $44.1 million in 2014. This increase is primarily a result of the following: (1) an increase of $5.9 million due to a higher average number of R&D employees and subcontractors as well as salary raises awarded in mid-2015, (2) an increase of $1.1 million in depreciation, travel costs and overhead expenses primarily associated with the aforesaid increase in our headcount, and (3) an increase of $ 1.0 million attributed to higher stock-based compensation expenses. See also “Stock based compensation expenses” below. Such increase was offset by $2.4 million due to the impact of the strengthening of dollar mainly against the NIS.

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

Excluding the exchange rates effect, we expect our R&D expenses in 2016 to be higher than in 2015, mainly due to the expansion of our R&D workforce during 2015.

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

Sales and marketing expenses were $93.3 million in 2015, an increase of $0.1 million, or 0.2%, compared with sales and marketing expenses of $93.2 million in 2014. Intangible assets amortization expenses in 2015 decreased by $0.5 million from $0.6 million in 2014 to $0.1 million in 2015. Excluding these amortization expenses, sales and marketing expenses increased by $0.6 million, of which (1) $3.7 million increase in sales and marketing expenses was attributable to increased salary costs due to increase in the average number of sales, technical support and marketing employees, as well as recruiting expenses  and salary raises awarded in the beginning of 2015 to some of our employees, (2) an increase of $2.2 million associated with travel costs and overhead associated mainly to the increase in the number of our employees, and (3) increase of $1.2 million is attributed to higher stock-based compensation expenses (see also “Stock based compensation expenses” below). Such increase was partially offset, primarily due to the following: (1) a decrease of $3.1 million relates to lower distribution fees associated with the decline in revenues from Radyoos’ distribution of its web browser extension, and (2) a decrease of $4.2 million related to the strengthening of the dollar against other currencies (mainly the NIS and the Euro).

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

Excluding the effect of exchange rates, we expect our sales and marketing expenses in 2016 to be higher than in 2015, mainly due to the increase in the number of our employees engaged in marketing and sales.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs and other general corporate expenses.

General and administrative expenses were $17.0 million in 2015, a decrease of $2.8 million, compared with general and administrative expenses of $19.8 million in 2014. General and administrative expenses in 2015 included stock-based compensation expenses of $2.6 million, compared to stock-based compensation expenses of $2.9 million in 2014. The decrease in stock based compensation expenses of $0.3 million is explained below under “Stock based compensation expenses”. Excluding stock based compensation expenses, general and administrative expenses decreased in 2015 by $2.5 million, mainly due to decrease in litigation costs in connection with an intellectual property litigation matter.

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

Excluding the possible effect of exchange rates, we expect our general and administrative expenses to continue to increase moderately in 2016, to support the growth of our organization.

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

Our total amount of stock based compensation expenses in 2015 totaled to $9.3 million, an increase of $1.9 million compared with expenses of $7.4 million in 2014. During 2015, we granted stock options to purchase 1.6 million shares at a weighted average grant-date fair value of $5.3 per option and 0.5 million restricted stock units, or RSUs, at a weighted average grant-date fair value of $18.4 per RSU, compared to 1.2 million options granted during 2014 at an average grant-date fair value of $5.4 per option and 0.3 million RSUs at a weighted average grant-date fair value of $17.0 per RSU. The reasons for the increase in our stock based compensation expenses in 2015, compared to 2014, are mainly, the increase in the quantity of options and RSUs granted in 2015 compared to 2014, the higher average grant-date fair value of the RSUs granted in 2015 compared to 2014, and the impact of the recognition of stock based compensation expenses in 2015, which relates to the options and RSUs granted in 2014 and at the end of 2013, as explained below.

Our total amount of stock based compensation expenses in 2014 totaled to $7.4 million, an increase of $2.0 million compared with- expenses of $5.4 million in 2013. During 2014, we granted stock options to purchase 1.2 million shares at a weighted average grant-date fair value of $5.4 per option and 0.3 million RSUs at a weighted average grant-date fair value of $17.0 per RSU, compared to 2.1 million options granted during 2013 at an average grant-date fair value of $5.0 per option and 0.2 million RSUs at a weighted average grant-date fair value of $14.5 per RSU. The reason for the increase in our stock based compensation expenses in 2014, despite the decrease in options granted in 2014 compared to 2013, is due to the fact that the majority of our options, which were allocated during 2013 were allocated towards year-end and therefore impacted 2014 materially, compared to 2013.

Financial Income,Net.

Financial income, net consists primarily of interest earned on short-term and long-term bank deposits, amortization of premiums, accretion of discounts, interest and dividends earned on investments in marketable securities, gain from sale of marketable securities and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Financial income, net was $5.9 million in 2015, compared with $5.8 million in 2014. The net increase of $0.1 million is attributed to (1) an increase of $2.0 million in gain from sale of marketable securities, (2) set off by changes in impact of foreign currency translation differences in an amount of $1.3 million, and (3) a decline in interest from marketable securities and deposits in an amount of $0.6 million. The decrease in interest from marketable securities and deposits is attributed mainly to the decline in the average yield of our investments portfolio, primarily as a result of the global decline in interest rates in the past few years, and despite the fact that our average investments portfolio balance in 2015 was higher by $16.0 million, than our portfolio balance in 2014.

Financial income, net was $5.8 million in 2014, compared with $4.5 million in 2013. An increase of $0.9 million is attributed to the impact of changes in exchange rates in 2014, compared to 2013. An increase of approximately $0.4 million is attributed mainly to an increase of our average cash balance (including bank deposits and marketable securities) in 2014 compared to 2013.

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 26.5% for the 2015 tax year. However, we have established Preferred Enterprise program, which entitles us for the tax benefits described below under the heading “Corporate Tax Rate.” These benefits result in part of our income being taxed at lower rates. The Preferred Enterprise tax rates in the years 2015 and 2014 were 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel.  For the years prior to 2014, the tax rate depended upon the percentage of our income derived at that time from the approved enterprise and privileged program.  The tax benefits depended on our meeting the requirements of the approved enterprise program and there is no assurance that we will be able to obtain such benefits. In addition, our U.S. subsidiary has carry-forward tax losses to offset against future taxable profit. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

Tax expense for 2015 and 2014 amounted to $5.3 million and $5.9 million, respectively; however our effective tax rate in 2015 increased to 22% from 19% in 2014. The increase in the effective tax rate was mainly due to the increase in our taxable income in the US, which is subject to a relatively higher tax rate. We may incur tax expenses in 2016 which we anticipate to be at a rate of up to 22% of our pre-tax income.

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

Impact of Currency Fluctuations

Information required by this section is set forth in “Item 11 – Quantitative and Qualitative Disclosures about Market Risk” and in “Item – 3D – “Risk Factors” –Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations”, each of which are incorporated herein by reference.

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

B.           Liquidity and Capital Resources

Working Capital and Cash Flows

In our opinion, the Company’s working capital is sufficient for the Company’s present requirements. Since our inception, we have financed our operations through a combination of issuing debt and/or equity securities, including two public offerings, research and development and/or marketing grants from the Government of Israel and cash generated by operations. Capital expenditures were $13.8 million, $9.5 and $8.7 for the years ended December 31, 2015, 2014 and 2013, respectively. These expenditures were mainly comprised of leasehold improvements, machinery and equipment, computers, lab equipment, testing tools and infrastructure to support our cloud based solutions. We expect to engage in additional capital spending to support possible growth in our operations, infrastructure and personnel. In 2016, we anticipate that the majority of our capital expenditures will be primarily for R&D testing, lab equipment, investments in new modules to our ERP system, leasehold improvements and additional infrastructure to support our cloud based solutions.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands):

	2013	2014	2015
Net cash provided by operating activities	$30,200	$52,177	$39,136
Net cash used in investing activities	(29,987)	(36,032)	(6,853)
Net cash provided by (used in) financing activities	(194)	8,767	(43,518)

Net cash provided by operating activities for 2015, 2014 and 2013 was $39.1 million, $52.2 million and $30.2 million, respectively. Our net income in 2015, 2014 and 2013 was $18.6 million, $25.0 million and $18.1 million, respectively.

Net cash provided by operating activities in 2015 consisted primarily of net income adjusted for non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible asset and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, plus an increase in other payables and accrued expenses and other long-term liabilities and deferred revenues partially offset by accrued interest on bank deposits, gain from sales of available for sale marketable securities, increase in trade receivables, other current assets and prepaid expenses  and a decrease in trade payables.

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

Net cash used in investing activities amounted to $6.9 million for 2015, compared to net cash used in investing activities of approximately $36.0 million for 2014, and net cash used in investing activities of approximately $30.0 million for 2013.

Cash used in investing activity in 2015, 2014 and 2013 consisted primarily of investment in bank deposits, marketable securities and purchase of property and equipment (and, in 2013, also net cash paid in connection with the acquisition of Strangeloop).

Net cash used in financing activities in 2015 was $43.5 million, compared to net cash provided by financing activities of $8.8 million in 2014 and net cash used in financing activities of $0.2 million in 2013.

Net cash used in financing activities in 2015 was attributed primarily to the repurchase of ordinary shares, which was offset by proceeds from issuance of shares upon exercise of options by our employees under our Key Employee Share Option Plans and from adjustment of excess tax benefit from stock based compensation.

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

As of December 31, 2015, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities, of $315.1 million, compared to $330.7 million as of December 31, 2014 and $285.7  million as of December 31, 2013. As of December 31, 2015, approximately 94% of our short-term and long-term bank deposits were deposited in major Israeli banks in Israel which are rated AAA, as determined by the Israeli affiliate of S&P, and 6% were deposited in the U.S. branch of another major Israeli bank which is also rated AAA, as determined by the Israeli affiliate of S&P. As of December 31, 2015, the maximal contractual duration of any of our bank deposits was 2.5 years, the weighted average duration of our deposits was 2.0 years, and the weighted average time to maturity was 1.0 year.

Our marketable securities portfolio includes investments in foreign banks and government debentures and in corporate shares and debentures. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States.  As of December 31, 2015, 41% of our marketable securities portfolio was invested in debt securities of financial institutions, 6% in debt securities of governmental institutions , 48% in debt securities of corporations and 5% in equity securities of Corporation. Less than 2% of our total investments portfolio was invested in debt securities of one issuer. From a geographic perspective, 50% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 5% was invested in equity securities of a U.S.-based issuer, 14% were invested in debt securities of European issuers and 31% was invested in debt securities of other geographic-located issuers. As of December 31, 2015, 86% of our marketable securities portfolio were rated A- or higher, and 14% were rated BBB or BBB+, in each case, as determined by S&P.

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

The days-sales-outstanding (DSO) for a given period is calculated by dividing the end-of-period balance of accounts receivable by the average daily sales in the period. The average quarterly DSO (computed over the four quarters of the year) was 43 days for 2015, compared with 39 days in 2014 and 48 days in 2013. When computed annually, the DSO is 45 days in 2015, compared with 42 days in 2014 and 47 days in 2013.

DSO increased in 2015 mainly due to the changes in linearity of our revenues throughout 2015. In average, the total amount of invoices issued in the last month of each of the quarters in 2015 was 53% of total amount of invoices issued in each of the quarters of 2015, compared to an average of 40% of total amount of invoices issued in the last month of that respective quarter in 2014, out of total invoices issued in that respective quarter of 2014. Due to the fact that most of these invoices are not collected within the month of issuance, but only in the following months, our DSO increased in 2015 compared to 2014.

Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our operating expenses.  Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy.  For example, during 2015 our capital expenditures were higher compared to 2014 by an amount of $4.3 million, mainly due to investments in renovating our offices in Israel, as well as investments in new modules to our ERP system. In addition, in February 2013 we purchased Strangeloop for total consideration of $8.4 million in cash and additional transaction related costs of up to $0.5 million.

We anticipate that operating activities as well as capital expenditures will demand the use of our cash resources. We believe that our cash balances will provide sufficient cash resources to finance our operations and the projected marketing and sales activities and research and development efforts for a period of no less than the next twelve months.

Market Risk

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a portion of our revenues in and incur a portion of our expenses in foreign currencies, mainly in NIS, but also in Euro and other foreign currencies. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. Additional information about market risk is set forth in “Item 11 – Quantitative and Qualitative Disclosures about Market Risk” and incorporated herein by reference.

C.           Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2015, we had 340 employees and 82 subcontractors engaged primarily in research and development activities, compared to 305 employees and 71 subcontractors at the end of 2014. For a further discussion of research and development, see “Item 5A – Operating and Financial Review and Prospects – Operating Results.”

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

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2015 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	14,462	4,343	6,371	3,748	-
Total contractual cash obligations (2)(3)	14,462	4,343	6,371	3,748	-

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2016 to 2020, although certain of our leases have renewal options. The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2015.

(2) Payments for uncertain income tax positions of $12.3 million under ASC No. 740 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(s) and 12(a) of our Consolidated Financial Statements.

(3) Severance payments of $2.3 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(u) of our Consolidated Financial Statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Yehuda Zisapel (1)	74	Chairman of the Board of Directors
Yair Tauman (2)(3)(4)(5)	67	Director, Chairman of the Compensation Committee
David Rubner (1)(3)(4)(5)	76	Director, Chairman of the Audit Committee
Yael Langer (6)	51	Director
Avraham Asheri (1) (4) (5)	78	Director
Joel Maryles (2)(4)(5)	56	Director
Roy Zisapel (2)	45	Chief Executive Officer, President and Director
Doron Abramovitch	47	Chief Financial Officer
Gabi Malka	40	Chief Operating Officer
Sharon Trachtman	49	VP, Global Marketing
Yoav Gazelle	46	VP Sales EMEA & CALA
Terence Ying	54	VP Sales APAC
David Aviv	60	VP Advanced Technologies

(1)  Term as director expires at the annual meeting of shareholders to be held in 2018.
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

Prof. Yair Tauman has served as a member of the Board of Directors since October 2010. He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the (IDC). He is also a Leading Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York. He was a professor in Tel-Aviv University for 25 years until 2009 and 6 years a professor in Kellogg School of management at Northwestern University.  His areas of research include game theory and industrial organization. Prof. Tauman currently serves on the board of directors of nine companies from different sectors including Bank Hapoalim, online auctions, education and IT. Prof. Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

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

Joel Maryles, has served as a member of the Board of Directors since January 2014. Mr. Maryles is a Venture Partner at OurCrowd. He held numerous senior positions in the financial sector over the past three decades.  From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded. From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney.   From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including Managing Director focused on Israeli technology and healthcare transactions.   Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors.  Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. from the University of Chicago.

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

Doron Abramovitch has served as our Chief Financial Officer since September 2015. As CFO, Mr. Abramovitch oversees Radware's business performance and strategic growth initiatives. He is responsible for overall financial management of the company, its financial reporting and disclosure practices, and overall corporate operational and infrastructure functions. Prior to Radware, Mr. Abramovitch was Corporate Vice President and Chief Financial Officer, Orbotech Ltd. (NASDAQ: ORBK) fom May 2011 to June 2015. Prior to joining Orbotech, from April 2010 to April 2011, Mr. Abramovitch served as senior executive vice president and chief operating officer of Bagir Group Ltd. an Israeli TASE-listed company. Prior to joining Bagir, Mr. Abramovitch served, from 2000 to 2005, as chief financial officer and, from 2004 to 2005, as chief executive officer and chief financial officer, of Phytech Technologies (2000) Ltd., then an Israeli TASE-listed company. Mr. Abramovitch is a certified public accountant and received a bachelor’s degree and his master’s degree in business administration from Tel Aviv University.

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

In July 2015 we announced that Mr. Meir Moshe, who served as our Chief Financial Officer since 1999, has decided to step down from his position. Yehuda Zisapel, the Chairman of the Board of Directors, co-founder of the Company, and a principal shareholder of our company, is the father of Roy Zisapel, a director and the Company’s President and Chief Executive Officer. In accordance with the Companies Law, Mr. Zisapel’s service as our Chairman was approved by our shareholders in September 2014. There are no other family relationships between any of the directors or members of senior management named above.

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

	Salaries, fees, commissions and bonuses		Pension, retirement and other similar benefits

2014 All directors and officers as a group, consisting of 14 persons*	$3,011,000	*	$433,000

2015 All directors and officers as a group, consisting of 14 persons**	$2,800,000		$444,000

*  All directors and executive officers as a group, consisting of 14 persons for the year ended December 31, 2014, including one director whose service expired in September 2014.

** All directors and executive officers as a group, consisting of 14 persons for the year ended December 31, 2015. These being the 13 individuals listed in the table in ITEM 6A above and one additional executive officer whose service expired in January 2016.

During 2015, we granted to our directors and officers listed in Item 6A above options to purchase, in the aggregate, 570,000 ordinary shares at a weighted average exercise price per share of $17.47. The options expire sixty-two months after grant. The weighted average grant date fair value of these options was $5.11 per option. During February 2016, as part of an option exchange program for certain eligible officers and employees, we cancelled the grant of 190,000 options (none of which were granted to members of our Board of Directors) out of the above and granted new options (which vesting starts in February 2016) in an exercise price equal to $14.0. For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(r) to our consolidated financial statements included elsewhere in this annual report. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Share Option Plans” below.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2015, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2015. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2015.

Name and Principal Position (1)	Year	Salary	Bonus (including Sales Commissions) (2)	Equity-Based Compensation (3)	All Other Compensation (4)	Total
		(US$ in thousands)
Roy Zisapel, Chief Executive Officer, President and Director*	2015	396 (5)	60 (6)	991	88	1,535
Doron Abramovitch, Chief Financial Officer*	2015	144	28	738	28	938
Terence Ying, Vice President Asia-Pacific	2015	263	205	287	15	770
David Aviv, VP Advanced Technologies*	2015	212	-	215	65	492
Meir Moshe, Chief Financial Officer *^	2015	391	-	-	87	478

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)
Amounts reported in this column represent annual bonuses, including sales commissions. Consistent with our Compensation Policy, such bonuses are based upon (i) for non-sales executive officers (in this list – the only non-sales executives entitled to a bonus are Mr. Roy Zisapel and Mr. Doron Abramovitch) - achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year, with a portion of the bonus (up to 10% in the case of Roy Zisapel) being based on the achievement and performance of pre-determined individual key performance indicators (KPIs), and, in any event, not to exceed the amount of one (100%) annual base salary of such executive (133% in the case of Roy Zisapel); and (ii) for sales executive officers - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, and in any event, not to exceed the amount of four annual base salaries of such executive.

(3)
Amounts reported in this column represent the grant date fair value in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2(r) to our consolidated financial statements included elsewhere in this annual report.

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

(6)
Consistent with our Compensation Policy, and as approved by our shareholders in October 2013, for each of the years 2013 and 2014 Mr. Roy Zisapel was entitled to an annual bonus of up to $300,000 (or the equivalent in NIS) for the achievement of milestones and criteria which consist of several performance targets (namely revenues, profitability, business development, product development, product quality and overall performance). S of the year 2015 our shareholders approved an increase of Mr. Roy Zisapel’s an annual bonus to up to $400,000 (or the equivalent in NIS).

(7)
During February 2016, as part of an option exchange program for certain eligible officers and employees, this grant of equity was cancelled and new options were granted (which vesting starts in February 2016). The above equity based compensation represents the initial grant which was later on cancelled.

* All or part of the base salary is denominated in NIS and therefore fluctuations in dollar amounts may be attributed to $/NIS exchange rate fluctuations.

*^ Meir Moshe’s service expired in January 2016.

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors (other than our external directors, as described below) is divided into three classes with each class of directors serving until the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2018	Yehuda Zisapel and Avraham Asheri
Class II	2016	Roy Zisapel and Joel Maryles
Class III	2017	Yael Langer

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

The above classification does not apply to Mr. David Rubner and Prof. Yair Tauman, who were appointed as external directors and whose term of appointment ends in 2018 and 2016, respectively.

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

Currently, Mr. David Rubner and Prof. Yair Tauman qualify as external directors under the Companies Law and were elected by the general shareholders meetings held in November 2015 and October 2013, respectively, to serve as our external directors for three-year terms ending in 2018 and 2016, respectively.

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

The Compensation Committee currently consists of Mr. David Rubner and Prof. Yair Tauman, who are also our external directors, Mr. Joel Maryles and Mr. Avraham Asheri, all of whom are independent directors.

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Board and Committee Meetings

Name of Body	No. of Meetings in 2015	Average Attendance Rate
Board of directors	11	95%
Audit committee	8	100%
Compensation committee	6	96%

Each director attended at least 90% of all Board meetings.

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

Approval of Office Holder Compensation

Under the Companies Law, every Israeli public company, such as Radware, must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company’s compensation policy. In October 2013, our shareholders approved the Compensation Policy and in November 2015 they approved several amendments thereto.

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

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As at December 31,
	2013		2014		2015
Approximate numbers of employees and subcontractors by geographic location:
Israel	394		408	(**)	465	(**)
United States	153		168		200
Other	307	(*)	319	(*)	331	(*)
Total workforce	854		895		996
Approximate numbers of employees and subcontractors by category of activity:
Research and development	341	(*)	376	(*)	422	(*)
Sales, technical support, business development and marketing	406		406		455
Management, operations and administration	107		113		119
Total workforce	800		895	(**)	996	(**)

(*) Include 82, 71 and 49 subcontractors, as of December 31, 2015, 2014 and 2013, respectively.
(**) Include 16 and 18 employees, as of December 31, 2015 and 2014 respectively, in Radyoos, our Israeli-based subsidiary which is engaged in developing and operating a web-based e-commerce platform, and not in our core business.

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

E.            Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of April 17, 2016. The percentage of outstanding ordinary shares is based on 44,170,900 ordinary shares outstanding as of April 17, 2016.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,872,243	6.49%
Roy Zisapel (2)	2,389,204	5.36%
Avraham Asheri (3)	*	*
Yael Langer (3)	*	*
David Rubner (3)	*	*
Yair Tauman (3)	*	*
Joel Maryles (3)	*	*
Meir Moshe (3)	*	*
Doron Abramovitch (3)	*	*
Gabi Malka (3)	*	*
David Aviv (3)	*	*
Sharon Trachtman (3)	*	*
Yoav Gazelle (3)	*	*
Terence Ying (3)	*	*
All directors and executive officers as a group (14 persons) (4)	6,104,799	13.51%

(1) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 2,289,777 are held directly by Yehuda Zisapel; (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company wholly-owned in equal shares by Yehuda Zisapel and Nava Zisapel; and (iii) 60,000 options to purchase ordinary shares which are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $16.21 per share, expiring in January 2018. In addition, Nava Zisapel directly holds 2,505,243 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(2) Consists of 1,989,204 shares and 400,000 options to purchase ordinary shares which are fully vested or will be fully vested within the next 60 days, at an exercise price of $13.89 per share, expiring in December 2018.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Consists of 5,074,111 shares and 1,030,688 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of  (i) 50,000 options at an exercise price of $16.40 which expire in September 2016, (ii) 40,000 options at an exercise price of $12.34 which expire in November 2016, (iii) 140,000 options at an exercise price of $16.21 which expire in January 2018, (iv) 30,000 options at an exercise price of $15.19 which expire in September 2018, (v) 440,000 options at an exercise price of $13.89 which expire in December 2018,  (vi) 55,000 options at an exercise price of $14.32 which expire in December 2018, (vii) 190,000 options at an exercise price of $17.98 which expire in March 2019, (viii) 65,688 options at an exercise price of $16.07 which expire in June 2019, and (ix) 20,000 options at an exercise price of $17.87 which expire in November 2019. In addition, Nava Zisapel directly holds 2,505,243 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

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

The Share Incentive Plan is administered by the Compensation Committee subject to the provisions of the Companies Law. Pursuant to the plan, the Compensation Committee has the authority to determine (subject to applicable law), or advise the Board of Directors, in its discretion:

•	the persons to whom options or RSUs are granted;

•	the number of shares underlying each equity award;

•	the time or times at which the award shall be made;

•	the exercise price, vesting schedule and conditions pursuant to which the awards are exercisable; and

•	any other matter necessary or desirable for the administration of the plan.

In addition, the Share Incentive Plan provides that, unless otherwise determined otherwise by our Board of Directors (or a committee thereof), in the event of a “Hostile Takeover”, which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares (other than a purchase by Mr. Yehuda Zisapel), the vesting of all or a portion of our outstanding equity awards, will accelerate. As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer.

Options granted pursuant to the Share Incentive Plan are typically granted for a term of sixty-two months from the date of the grant of the option. As of December 31, 2015, 26,301,748 ordinary shares have been reserved for equity grants under the plan, of which we have granted (i) options to purchase 24,917,934 ordinary shares at a weighted average exercise price of $7.79 per ordinary share and (ii) 916,890 RSUs have been issued under the plan.

The Share Incentive Plan allows the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2015, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

Directors and Consultants Option Plan

In February 2000, we adopted a Directors and Consultants Option Plan, which is administered by our Compensation Committee. Options granted pursuant to our Directors and Consultants Options Plan are for a term of sixty-two months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Share Incentive Plan.  The Directors and Consultants Option Plan relies on the 26,301,748 ordinary shares reserved for option grants shares under the Share Incentive Plan which can be rolled over between such plans. The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares.

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (“ESPP”), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year offering periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2015, a total of 255,560 shares have been purchased under the ESPP. During 2015, no shares have been purchased under the ESPP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 17, 2016, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares

Senvest Management, LLC (1)	5,231,311	11.84%
Cadian Capital Management, LP(2)	4,072,602	9.22%
Nava Zisapel (3)	3,027,709	6.85%
Yehuda Zisapel (4)	2,872,243	6.49%
Roy Zisapel (5)	2,389,204	5.36%

(1) Shares are beneficially owned by Senvest Management, LLC, a Delaware corporation (“Senvest”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 11 to Statement on Schedule 13G filed with the SEC by Mr. Mashaall and Senvest on February 12, 2016. Based on previous amendments to the Schedule 13G filed with the SEC by Mr. Mashaall and   Senvest Management, LLC (“Rima”), Rima beneficially owned, as of February17, 2015, 10.02% of our outstanding ordinary shares, as of February13, 2014, 9.12% of our outstanding ordinary shares and as of February 14, 2013, 6.87% of our outstanding ordinary shares.

(2) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LP on February 12, 2016.

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

(4) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 2,289,777 are held directly by Yehuda Zisapel; (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company wholly-owned in equal shares by Yehuda Zisapel and Nava Zisapel; and (iii) 60,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $16.21 per share, expiring in January 2018. In addition, Nava Zisapel directly holds 2,505,243 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(5) Consists of 1,989,204 shares and 400,000 options to purchase ordinary shares which are fully vested or will be fully vested within the next 60 days, at an exercise price of $13.89 per share, expiring in December 2018.

Based on the Amendment No. 1 to Statement on Schedule 13G filed with the SEC by Wellington Management Group LLC (“Wellington”) on February 11, 2016, Wellington no longer beneficially owns more than 5% of our outstanding ordinary shares. As of April 12, 2015, Wellington was the beneficial owner of 5.52% of our outstanding ordinary shares.

Based on the Amendment No.3  to Statement on Schedule 13G filed with the SEC by  Morgan Stanley on June 30, 2015, Morgan Stanley no longer beneficially owns more than 5% of our outstanding ordinary shares. As of April 12, 2014, Morgan Stanley owned 9.71%, and as of March 24, 2013, Morgan Stanley owned 9.36% of our outstanding ordinary shares.

Based on the Amendment No.7 to Statement on Schedule 13G filed with the SEC by Federated Investors, Inc. (“Federated”) on October 31, 2014, Federated no longer beneficially owns more than 5% of our outstanding ordinary shares and as of March 24, 2013, Federated owned 5.57% of our outstanding ordinary shares.

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.  There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 17, 2016, there were 29 holders of record of our ordinary shares, of which 18 record holders, holding approximately 10.96% of our ordinary shares, had registered addresses in Israel, and of which 8 record holders, holding approximately 89.03% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 89.02% of our outstanding ordinary shares as of said date).

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

The RAD-Bynet Group consists of high-tech manufacturers of hardware and software solutions and data communication providers, distributors and integrators as well as service providers. The RAD-Bynet Group includes approximately 15 different companies dealing in advanced communication technology, Managed Security Service Providers (MSSP) scrubbing centers services, networks, and integration. Companies within the RAD-Bynet Group provide a variety of solutions and services to their customers, including: engineering, purchasing and sub-contracting, production and final testing, planning and control, and support for end users. The RAD-Bynet Group also includes a few companies which provide services which support the activities of the other RAD-Bynet Group members, such as real estate leasing and administrative services. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products. Each company in the RAD-Bynet Group is independent from the others. The ownership and Board of Directors structure of each RAD-Bynet Group member is different and certain of the RAD-Bynet Group members are publicly traded companies.

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

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by Zohar Zisapel, Nava Zisapel and Yehuda Zisapel:

•
One lease or the “Headquarters Lease” is a five-story building in Tel Aviv, Israel, consisting of approximately 38,000 square feet, plus storage and parking space. The lease expires in June 2020. The annual rent amounts to approximately $649,000.

•
Another lease consists of four floors in the Or Tower in Tel Aviv, Israel with approximately 60,000 square feet, plus parking spaces. The lease expires in June 2020. The annual rent for such two floors amounts to approximately $1,535,000.

•
We also lease approximately 3,500 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. This lease expires in August 2020. The annual rent amounts to approximately $86,000.

•
In addition, we lease approximately 15,000 square feet of space in Jerusalem, Israel, for manufacturing facilities from an affiliated company owned by Yehuda Nava and Zohar Zisapel. This lease expires in August 2016. The annual rent amounts to approximately $183,000

We entered into an agreement with RAD Data Communications, Inc., a company controlled by Yehuda, Nava and Zohar Zisapel, pursuant to which we lease approximately 14,800 square feet in Mahwah, New Jersey, consisting of approximately 10,600 square feet of office space and 4,200 square feet of warehouse space, in consideration for annual rent of approximately $234,000 (including taxes, electricity and management fees). The lease expires in April 2017.

Distribution Agreement

Bynet Data Communications Ltd. (“Bynet”), a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet under which we provide Bynet Data Communications with discounts similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet (and other companies in the RAD-Bynet Group) amounted to approximately $2.3 million in 2015, compared to $3.7 million in 2014.

Managed Security Service Provider (“MSSP”) Agreement

SecurityDAM Ltd., or SecurityDam, a member of the RAD-Bynet Group, provides some of our DefensePipe’s pipe saturation defense services and protection against high-volume network floods. SecurityDam offers these MSSP services through a global network of scrubbing centers. Total cost of services received from SecurityDam amounted to approximately $1.7 million in 2015, compared to $0.9 million in 2014.

Additional RAD-Bynet Group Services

The Company receives the following additional services from members of the RAD-Bynet Group: network management; IT and communication services; equipment testing and repair; electricity charges; parking and building maintenance; reception services; vehicles and human resource administration; distribution services; and marketing services.  Each of these additional services is not material, individually or in the aggregate, to the Company or the RAD-Bynet Group.

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

A.           Consolidated Statements and other Financial Information

Financial Statements

See “Item 18 - Financial Statements”.

Export Sales

For the year ended December 31, 2015, the amount of our export sales (i.e., sales outside Israel) was approximately $209 million, which represents 96% of our total sales.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability, other than as set forth below.

F5 Intellectual Property Counterclaim

On August 29, 2013, F5 Networks, Inc. (“F5”) filed an amended answer and counterclaim in an action brought by Radware against F5 on May 1, 2013 for infringement of three Radware patents regarding link load balancing technology. In its counterclaim, F5 alleged infringement of four F5 patents related to cookie persistence technology. In particular, while F5 acknowledged that Radware is licensed to each of the F5 patents-in-suit, F5 contends that Radware’s AppDirector and Alteon product lines perform unlicensed modes of the patents-in-suit. F5’s counterclaim further alleged trade libel and unfair competition resulting from statements allegedly made by Radware asserting that F5 is responsible for certain internet service problems at major banks, including the Bank of America. On December 6, 2013, Radware filed an answer denying the allegations in F5’s counterclaims. On June 26, 2014, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s patent infringement counterclaim with respect to Radware’s AppDirector product line. In June 2015, in response to Radware’s Summary Judgment Motion, F5 conceded that the current version of Alteon does not infringe any of the F5 patents-in-suit and that its allegations are limited to a previous version of Alteon. On January 7, 2016, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s trade libel and unfair competition counterclaims. No date has been set for trial in this matter and we currently cannot estimate what impact, if any, the litigation may have on our results of operations, financial condition or cash flows.

F5 Intellectual Property Claim

On April 4, 2016, F5 filed suit in the United States District Court for the Western District of Washington, alleging infringement of U.S. Patents relating to our ADC and WAF products.  We deny that any of our products  infringed any valid claims of the asserted patents.  We intend to continue to vigorously oppose Plaintiff’s claims. However, since the litigation is still in a preliminary stage, we cannot estimate what impact, if any, the litigation may have on our results of operations, financial condition or cash flows.

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

The following table sets forth the high and low sale price for our ordinary shares as reported by the NASDAQ Global Select Market for the periods indicated:

	NASDAQ Global Select Market
	High	Low

2011	$21.37	$9.91
2012	$19.87	$14.48
2013	$19.28	$13.70

2014
First Quarter	$19.22	$16.40
Second Quarter	$18.21	$16.04
Third Quarter	$17.99	$15.99
Fourth Quarter	$22.67	$15.91
ANNUAL	$22.67	$15.91

2015
First Quarter	$23.49	$19.24
Second Quarter	$24.48	$20.69
Third Quarter	$21.95	$15.85
October 2015	$17.32	$13.97
November 2015	$16.44	$14.90
December 2015	$16.49	$14.89
Fourth Quarter	$17.32	$13.97
ANNUAL	$24.48	$13.97

2016
January	$14.76	$12.73
February	$13.08	$10.18
March	$12.13	$11.20
April*	$11.59	$10.70

*Through April 17, 2016

On April 17, 2016, the last reported sale price of our ordinary shares on the NASDAQ was $10.70 per share.

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

In addition, our Board of Directors may decide to adopt a shareholder rights plan without further shareholder approval.

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

We currently hold directors and officers liability insurance for the benefit of our office holders with an aggregate coverage limit of $25 million. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income at the rate of 26.5% for the 2015 tax year. On January 5, 2016 the Israeli parliament approved the reduction of the corporate tax rate by 1.5%, from 26.5% to 25%, starting from January 1, 2016. Israeli companies are generally subject to Capital Gains Tax at the corporate tax rate. However, the effective tax rate payable by a company which derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as further discussed below) may be considerably less.

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

A substantial portion of our taxable operating income is derived from our Preferred Enterprise programs and we expect that a substantial portion of any taxable operating income that we may realize in the future will be also derived from such programs.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year, which equated to NIS 810,720 in the 2015 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

This discussion considers only U.S. Holders that will own their ordinary shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares. Certain aspects of U.S. federal income taxation relevant to a holder of our ordinary shares that is not a U.S. Holder and not a partnership (a “Non-U.S. Holder”) are also discussed below.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	Are broker-dealers or insurance companies;

•	Have elected mark-to-market accounting;

•	Are tax-exempt organizations or retirement plans;

•	Are grantor trusts;

•	Are S corporations;

•	Are financial institutions or “financial services entities” ;

•	Hold their ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

•	Are certain former citizens or long-term residents of the United States;

•	Acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

•	Are real estate investment trusts or regulated investment companies;

•	Own directly, indirectly or by attribution at least 10% of our voting power; or

•	Have a functional currency that is not the U.S. dollar.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of the entity and an equity owner in such entity will generally depend on the status of the equity owner and the activities of the entity.  Such an equity owner or entity should consult its own tax advisor as to its tax consequences.

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

Dividends that are received by non-corporate U.S. Holders will generally be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” Such income may also be subject to a 3.8% Net Investment Income Tax (NIIT) on individuals. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

Net Investment Income.  Certain non-corporate U.S. holders may be subject to an additional 3.8% surtax on all or a portion of their “net investment income,” which may include dividends on, or capital gains recognized from the disposition of, our ordinary shares subject to certain limitations and exceptions.  U.S. holders are urged to consult their own tax advisors regarding the implications of the additional net investment income on their investment in our ordinary shares.

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

As indicated above, we will be a PFIC for any taxable year if the average percentage (by fair market value determined on a quarterly basis) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods besides the market capitalization approach in certain other valuation contexts. For our 2015 taxable year, we believe that we should not be classified as a PFIC. However, there can be no assurance that the IRS will not challenge this treatment and it is possible that the IRS could attempt to treat us as a PFIC for 2015 and possibly prior taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets and market capitalization, including the future price of our ordinary shares, which are all relevant to this determination of whether we are classified as a PFIC.  Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.

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

Information Reporting and Backup Withholding

U.S. Holders (other than certain exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and proceeds received from the sale, exchange, redemption or other disposition of ordinary shares.  Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding (currently at a rate of up to 28%) with respect to dividends paid on our ordinary shares and proceeds received from the sale, exchange, redemption or other disposition of ordinary shares unless such holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

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

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a portion of our revenues in foreign currencies, mainly in Chinese Yuan, but also in Australian Dollar and Euro and incur a portion of our expenses in foreign currencies, mainly in NIS, but also in Euro and other foreign currencies. We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.

In addition, as of December 31, 2015, we had cash and cash equivalents, including short-term and long-term bank deposits and marketable securities, of $315.1 million. As of that date, approximately 98% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

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

A decline in market interest rates, such as the significant global decline in 2008 and 2009, that continued through 2015, has had an adverse effect on our investment income. This is because, in a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities held earlier than initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

Our investments consist primarily of government and corporate debentures and bank deposits. As of December 31, 2015, approximately 16% of our portfolio was invested in foreign banks and government debentures, 15% in other corporate debentures, 2% in equity securities and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

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

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the NIS, Euro, Chinese Yuan and Australia Dollar. For example, if there were no changes in the average exchange rates of the dollar relative to the NIS, Euro, Chinese Yuan and Australia Dollar during the year in 2015 compared to the average exchange rates in 2014, our revenues would have been higher in an amount of $3.6 million and our expenses would have been higher in an amount of $7.0 million.  Assuming our revenues and expenses in 2016 remain at the same level and with the same currency mix as in 2015, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $3.8 million and an increase in our expenses of $10.0 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS, Euro, Chinese Yuan and Australian Dollar:

Year ended December 31,	U.S. dollar against:
	NIS	Euro	Chinese Yuan	Australian Dollar
2011	7.7%	3.3%	(4.9)%	0.3%
2012	(2.3)%	(2.0)%	(1.2)%	(2.1)%
2013	(7.0)%	(4.3)%	(2.7)%	16.0%
2014	12%	13.4%	3.0%	9.1%
2015	0.3%	11.6%	5.2%	12.2%
2016 (1)	(3.0)%	(3.4)%	(1.1)%	(5.3)%

(1) January 1, 2016 through April 17, 2016

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

•             Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2015. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2015, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

•             Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of Registered Public Accounting Firm

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2015 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2015, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2015.

•             Attestation Report of the Registered Public Accounting Firm

This annual report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and incorporated herein by reference.

•             Changes In Internal Control Over Financial Reporting

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

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held in November 2015, our shareholders re-appointed Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

Fees for professional services provided by our independent auditors in each of the last two fiscal years in each of the following categories are:

	Year Ended December 31,
	2014		2015
	(US$ in thousands)
Audit Fees (1)	275	84%	261	81%
Tax Fees (2)	31	9%	29	9%
All Other Fees	21	7%	32	10%
Total	327	100%	322	100%

(1) Audit Fees include fees associated with the annual audit, including the audit of internal control over financial reporting, the reviews of the Company’s quarterly financial statements, statutory audits required internationally, consents and assistance with and review of documents filed with the SEC.

 (2) Tax Fees included tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, transfer pricing and assistance with respect to requests for rulings from tax authorities.

Audit Committee’s pre-approval policies and procedures

Our Audit Committee oversees our independent auditors.  See also the description in “Item 6C- Directors, Senior Management and Employee - Board Practices.”

Our Audit Committee has adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure you that such engagements do not impair the independence of our auditors, and which is discussed and approved at the end of each calendar year, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service and Tax Consulting Services that may be performed by our auditors.  In addition, the Audit Committee limited the aggregate amount in fees our auditors may receive during fiscal year for non-audit services in certain categories, unless pre-approved. Our Director of Finance reviews all individual management requests to engage our independent auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approve the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the Audit Committee on a case-by-case basis.  Our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

ITEM 16D.                      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2015 we repurchased our ordinary shares under a share repurchase plan, in an aggregate amount of $52.8 million, as follows:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units) (in US$)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
January 1 through 31	133,746	19.38	133,746	$22,270,730	(1)
February 1 through 28	862,236	19.83	862,236	$5,176,483	(1)
March 1 through 31	0	N/A	0	$5,176,483	(1)
April 1 through 30	0	N/A	0	$40,000,000	(2)
May 1 through 31	0	N/A	0	$40,000,000	(2)
June 1 through 30	0	N/A	0	$40,000,000	(2)
July 1 through 31	9,384	18.67	9,384	$39,824,847	(2)
August 1 through 31	1,271,474	19.71	1,271,474	$15,269,273	(2)
September 1 through 30	0	N/A	0	$15,269,273	(2)
October 1 through 31	0	N/A	0	$15,269,273	(2)
November 1 through 30	547,932	15.28	547,932	$6,894,943	(2)
December 1 through 31	0	N/A	0	$6,894,943	(2)

(1) In April 2014, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.  This plan was announced in a press release dated April 30, 2014 and will expire on April 28, 2015.

(2) In April 2015, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.  This plan was announced in a press release dated April 30, 2015 and will expire on April 30, 2016.

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

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1	Memorandum of Association ¶ (A)
1.2	Amended and Restated Articles of Association (B)
4.1	Form of Directors and Officers Indemnity Deed (C)
4.2	Distributor Agreement with Bynet Data Communications Ltd. (D)
4.3	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters (E)
4.4	1997 Key Employee Share Incentive Plan, as amended and restated (F)
4.5	2010 Addendum (for international grantees) (G)
4.6	Radware Ltd. – 2010 Employee Share Purchase Plan (H)
4.7	Amended and Restated Compensation Policy for Executive Officers and Directors (I)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of Independent Registered Public Accounting Firm*

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

(E) Incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on March 25, 2009.

(F) Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 28, 2013.

(G) Incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.

(H) Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.

(I)  Incorporated by reference to Appendix A to the Proxy Statement filed as Exhibit 1.2 to Report of Foreign Private Issuer on Form 6-K submitted to the SEC on September 30, 2015.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer

Date: April 21, 2016

RADWARE LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. and subsidiaries ("the Company") as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 21, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 21, 2016	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
RADWARE LTD.

We have audited Radware Ltd. (the "Company") and subsidiaries internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated April 21, 2016 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 21, 2016	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2015

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$44,979	$33,744
Available-for-sale marketable securities	29,448	16,003
Short-term bank deposits	29,989	80,922
Trade receivables (net of allowance for doubtful accounts and sales reserves in a total amount of $ 1,947 and $ 1,686 in 2014 and 2015, respectively)	25,637	26,410
Other current assets and prepaid expenses	4,939	5,042
Inventories	16,844	16,322

Total current assets	151,836	178,443

LONG-TERM INVESTMENTS:

Available-for-sale marketable securities	114,519	87,814
Long-term bank deposits	111,754	96,643
Severance pay fund	3,040	2,724

Total long-term investments	229,313	187,181

Property and equipment, net	20,592	26,203
Intangible assets, net	4,756	3,518
Goodwill	30,069	30,069
Other long-term assets	6,007	5,473

Total assets	$442,573	$430,887

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2014	2015

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$9,817	$9,255
Deferred revenues	41,966	46,061
Employees and payroll accruals	11,084	10,791
Other payables and accrued expenses	12,959	11,307

Total current liabilities	75,826	77,414

LONG-TERM LIABILITIES:

Deferred revenues	25,382	25,136
Other long-term liabilities	7,668	9,214

Total long-term liabilities	33,050	34,350

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 0.05 par value - Authorized: 60,000,000 at December 31, 2014 and 2015; Issued: 51,942,823 and 52,619,945 shares at December 31, 2014 and 2015, respectively; Outstanding: 46,926,497 and 44,778,847 shares at December 31, 2014 and 2015, respectively	654	661
Additional paid-in capital	294,084	312,784
Treasury stock (5,016,326) and (7,841,098) of Ordinary shares at December 31, 2014 and 2015, respectively	(41,153)	(94,049)
Accumulated other comprehensive income	211	1,257
Retained earnings	79,901	98,470

Total shareholders' equity	333,697	319,123

Total liabilities and shareholders' equity	$442,573	$430,887

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2013	2014	2015

Revenues:
Products	$118,727	$138,975	$130,123
Services	74,270	82,917	86,443

Total revenues	192,997	221,892	216,566

Cost of revenues:
Products	27,066	29,448	29,159
Services	9,669	10,284	9,041

Total cost of revenues	36,735	39,732	38,200

Gross profit	156,262	182,160	178,366

Operating expenses:

Research and development, net	40,983	44,081	49,987
Sales and marketing	82,815	93,203	93,347
General and administrative	14,895	19,797	17,033

Total operating expenses	138,693	157,081	160,367

Operating income	17,569	25,079	17,999
Financial income, net	4,494	5,802	5,867

Income before taxes on income	22,063	30,881	23,866
Taxes on income	4,008	5,931	5,297

Net income	$18,055	$24,950	$18,569

Basic net earnings per share	$0.40	$0.55	$0.40

Diluted net earnings per share	$0.39	$0.53	$0.40

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2013	2014	2015

Net income	$18,055	$24,950	$18,569

Other comprehensive income before tax:
Unrealized gains (losses) on available-for-sale securities:
Changes in unrealized gains	(221)	(1,098)	3,903
Less: reclassification adjustments for gains included in net income	(124)	(424)	(2,438)

Other comprehensive income (loss) before tax	(345)	(1,522)	1,465
Income tax expense related to components of other comprehensive income	-	-	(419)

Other comprehensive income (loss), net of tax	(345)	(1,522)	1,046

Comprehensive income	$17,710	$23,428	$19,615

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income	Retained earnings	Total

Balance as of January 1, 2013	44,370,904	$599	$249,739	$(18,082)	$2,078	$36,896	$271,230

Repurchase of Ordinary shares	(536,557)	-	-	(7,902)	-	-	(7,902)
Issuance of shares upon exercise of stock options	899,242	12	5,510	-	-	-	5,522
Stock based compensation	-	-	5,374	-	-	-	5,374
Tax benefit related to exercise of stock options	-	-	2,186	-	-	-	2,186
Other comprehensive income, net of tax	-	-	-	-	(345)	-	(345)
Net income	-	-	-	-	-	18,055	18,055

Balance as of December 31, 2013	44,733,589	611	262,809	(25,984)	1,733	54,951	294,120

Repurchase of Ordinary shares	(887,855)	-	-	(15,169)	-	-	(15,169)
Issuance of shares upon exercise of stock options	3,080,763	43	22,450	-	-	-	22,493
Stock based compensation	-	-	7,382	-	-	-	7,382
Tax benefit related to exercise of stock options	-	-	1,443	-	-	-	1,443
Other comprehensive income, net of tax	-	-	-	-	(1,522)	-	(1,522)
Net income	-	-	-	-	-	24,950	24,950

Balance as of December 31, 2014	46,926,497	654	294,084	(41,153)	211	79,901	333,697

Repurchase of Ordinary shares	(2,824,772)	-	-	(52,896)	-	-	(52,896)
Issuance of shares upon exercise of stock options	677,122	7	8,739	-	-	-	8,746
Stock based compensation	-	-	9,329	-	-	-	9,329
Tax benefit related to exercise of stock options	-	-	632	-	-	-	632
Other comprehensive income, net of tax	-	-	-	-	1,046	-	1,046
Net income	-	-	-	-	-	18,569	18,569

Balance as of December 31, 2015	44,778,847	$661	$312,784	$(94,049)	$1,257	$98,470	$319,123

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Cash flows from operating activities:

Net income	$18,055	$24,950	$18,569
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,086	8,102	9,401
Stock based compensation	5,374	7,382	9,329
Gain from sale of available-for-sale marketable securities	(124)	(424)	(2,438)
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	2,326	2,964	3,208
Accrued interest on bank deposits	(813)	1,069	(1,998)
Increase (decrease) in accrued severance pay, net	(74)	(158)	125
Changes in deferred income taxes, net	(699)	(1,775)	215
Increase in trade receivables, net	(6,356)	(726)	(773)
Increase in other current assets and prepaid expenses	(276)	(1,913)	(103)
Decrease (increase) in inventories	(1,569)	(2,654)	522
Increase (decrease) in trade payables	(1,231)	1,019	(562)
Increase in deferred revenues (short-term and long-term)	5,920	8,638	3,849
Increase in other payables and accrued expenses and other long-term liabilities	3,767	7,146	424
Tax benefit related to exercise of stock options	(2,186)	(1,443)	(632)

Net cash provided by operating activities	30,200	52,177	39,136

Cash flows from investing activities:

Purchase of property and equipment	(8,712)	(9,482)	(13,774)
Investment in (proceeds from) other long-term assets	11	34	(100)
Investment in bank deposits, net	(1,290)	(20,929)	(33,824)
Purchase of available-for-sale marketable securities	(35,149)	(44,063)	(13,442)
Proceeds from maturity of available-for-sale marketable securities	17,951	29,390	26,530
Proceeds from redemption of available-for-sale marketable securities	5,328	10,393	27,757
Purchase of intangible asset	-	(1,375)	-
Payment for acquisition of subsidiary, net of cash acquired	(8,126)	-	-

Net cash used in investing activities	(29,987)	(36,032)	(6,853)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Cash flows from financing activities:

Proceeds from exercise of stock options	5,522	22,493	8,746
Excess tax benefit from stock-based compensation	2,186	1,443	632
Repurchase of Ordinary shares	(7,902)	(15,169)	(52,896)

Net cash provided by (used in) financing activities	(194)	8,767	(43,518)

Increase (decrease) in cash and cash equivalents	19	24,912	(11,235)
Cash and cash equivalents at the beginning of the year	20,048	20,067	44,979

Cash and cash equivalents at the end of the year	$20,067	$44,979	$33,744

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$3,861	$2,285	$1,853

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Radware Ltd. ("the Company"), an Israeli corporation commenced operations in April 1997. The Company and its subsidiaries ("the Group") are engaged in the development, manufacture and sale of Cyber Security and Application Delivery solutions designed to ensure optimal service level for applications in virtual, cloud and software defined data centers. The Company's products are marketed worldwide.

b.
The Company has established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, India, Australia, Italy, Hong Kong and China. In addition, the Company has established representative office in Taiwan. The Company holds 91% of its Israeli subsidiary. The Company's subsidiaries are engaged primarily in sales, marketing and support activities of its core products, except for the Israeli subsidiary which is engaged primarily in real-time consumer applications across the web. The Israeli subsidiary operations were immaterial for the years ended December 31, 2013, 2014 and 2015. The net income (loss) attributable to non-controlling interests represents 0.28%, 0.29% and (0.69%) out of consolidated net income in 2013, 2014 and 2015, respectively.

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

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time these estimates are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

A majority of the revenues of the Company and its subsidiaries are denominated in United States dollars ("dollars" or "U.S. dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are denominated in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification ("ASC") No. 830 "Foreign Currency Matters". Changes in currency exchange rates between the Company's functional currency and the currency in which a transaction is denominated are included in the Company's results of operations as financial income, net in the period in which the currency exchange rates change.

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

Bank deposits with maturities of more than one year are included in long-term deposits. Deposits as of December 31, 2015 do not have contractual maturities that exceed 2.51 years. Such long-term deposits are stated at cost which approximates market values.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Investment in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, "Investments- Debt and equity Securities". Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classified all of its debt and equity securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2013, 2014 and 2015, the Company did not record any other-than-temporary impairment loss with respect to its marketable securities.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $ 464, $ 1,288 and $ 750 in 2013, 2014 and 2015, respectively, and have been included in cost of revenues.

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

The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or market in accordance with ASC 330-10-35. Charges for obsolete and slow moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow moving inventory items. These assessments consider various factors, including historical usage rate, technological obsolescence, estimated current and future market values and new product introduction. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, peripheral equipment and software	15 - 33 (mainly 33)
Office furniture and equipment	6 - 20 (mainly 15)
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

i.	Impairment of long lived assets and intangible assets subject to amortization:

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

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 5 to 7 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis.

During 2013, 2014 and 2015, no impairment losses were recorded.

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

ASC No. 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company performs assessment of qualitative factors during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. This analysis determined that no indicators of impairment existed for 2014 and 2015.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Contingencies

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

l.	Revenue recognition:

The Company and its subsidiaries derive revenues mainly from sales of products, post-contract customer support and subscriptions. The Company's products are sold primarily through distributors and resellers, all of which are considered end-users.

Revenues from product sales are recognized in accordance with ASC No. 605, "Revenue Recognition" when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, and collectability is reasonably assured.

Revenues from PCS which represents mainly software updates, help desk support, unit replacement or repair, and security update services, and revenues from subscriptions are recognized ratably over the term of the agreement, which is typically between one year and three years.

The Company's products and services generally qualify as separate units of accounting. As such, revenues from multiple element arrangements that include products, PCS and subscriptions are separated into their various elements using the relative selling price method. The estimated selling price for each deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available.

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

For the product and subscriptions, the Company determines the BESP based on management estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition. The determination of estimated selling price ("ESP") is made through consultation with and approval of management, taking into consideration the pricing model and go-to-market strategy.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 1,776 and $ 1,434 as of December 31, 2014 and 2015, respectively.

Deferred revenues include unearned amounts received under post-contract customer support and subscription agreements, and are classified in short and long-term based on their contractual term.

m.	Shipping and handling fees and costs:

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

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2013, 2014 and 2015 were immaterial.

p.	Research and development expenses:

Research and development expenses, net of grants received, are charged to the statement of income, as incurred.

q.	Grants:

During 2012-2014 the Company received non-royalty-bearing grants from the Government of Israel for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Research and development grants deducted from research and development expenses amounted to $ 369, $ 297 and nil in 2013, 2014 and 2015, respectively.

r.	Accounting for stock-based compensation:

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

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2013, 2014 and 2015 was estimated using the following weighted average assumptions:

Employees' stock option plan:

	Year ended December 31,
	2013	2014	2015

Risk free interest rate	0.81%	1.10%	1.21%
Dividend yields	0%	0%	0%
Expected volatility	44%	40%	34%
Weighted average expected term from grant date (in years)	3.93	3.72	3.86

s.	Income taxes:

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

Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17 (see also Note 2ab).

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
The second step is only addressed if the first step has been satisfied (i.e. the position is more likely than not to be sustained) otherwise a full liability in respect of a tax position not meeting the more likely than not criteria is recognized.

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

The majority of the Company's and its subsidiaries' cash and cash equivalents and bank deposits are invested in major banks in Israel and the U.S. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions.  Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short-term and long-term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2015, 94% of the Company's short-term and long-term bank deposits were deposited in major Israeli banks in Israel which are rated AAA, as determined by the Israeli affiliate of S&P, and 6% were deposited in the U.S. branch of another major Israeli bank which is also rated AAA, as determined by the Israeli affiliate of Standard & Poor’s (“S&P”).

As of December 31, 2015, the maximal contractual duration of any of the Company's bank deposits was 2.51 years, the weighted average duration of the Company's deposits was 1.99 years, and the weighted average time to maturity was 1.02 years.

The Company's marketable securities include investments in foreign banks, government debentures and in corporate shares and debentures. The financial institutions that hold the Company's marketable securities are major U.S. financial institutions, located in the United States. Management believes that the Company's marketable securities portfolio is a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company may invest in each issuer, and accordingly, management believes that minimal credit risk exists from geographic or credit concentration with respect to these securities. As of December 31, 2015, 41% of the Company's marketable securities portfolio was invested in debt securities of financial institutions, 6% in debt securities of governmental institutions, and 53% in debt and equity securities of Corporations. No more than 2% of the Company's total investments portfolio was invested in debt securities of a single issuer.

From geographic prospective, 55% of the Company's marketable securities portfolio was invested in debt and equity securities of U.S. issuers, 14% was invested in debt securities of European issuers and 31% was invested in debt securities of other geographic-located issuers. As of December 31, 2015, 86% of the Company's marketable securities portfolio was rated A- or higher, as determined by S&P, and 14% was rated BBB or BBB+.

The trade receivables of the Company and its subsidiaries are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. Bad debt expenses for the years ended December 31, 2013, 2014 and 2015 were $ 200, $ 150 and $ 80, respectively. Total write offs during 2013, 2014 and 2015 amounted to $ 534, $ 214 and nil, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Employee related benefits:

Severance pay:

The Company's liability for severance pay for periods prior to April 1, 2007 (the “Transition Date") is calculated pursuant to the Israeli Severance Pay Law – 1963 ("ISP Law"), based on the most recent salary of the employees multiplied by the number of years of employment as of the Transition Date. The Company recorded as expenses the increase in the severance liability, net of earnings (losses) from the related investment fund. Employees were entitled to one month's salary for each year of employment, or a portion thereof. Until the Transition Date, the Company's liability was partially funded by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a provision established by the Company.

The carrying value of the deposited funds for the Company's employees severance pay for employment periods prior to the Transition Date include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the ISP Law or employment agreements.

Effective as of the Transition Date, the Company's agreements with employees in Israel are in accordance with Section 14 of the ISP Law which provide that the Company's contributions to severance pay fund shall cover its entire severance obligation with respect to period of employment subsequent to the Transition Date. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve the Company from any further severance obligation and no additional payments shall be made by the Company to the employee. As a result, the related obligation and amounts deposited in respect of such obligation are not stated on the balance sheet, as the Company is legally released from severance obligation to employees once the amounts have been fully deposited, and the Company has no legal ownership in the amounts deposited. Consequently, effective from the Transition Date, the Company increased its contribution to the deposited funds to cover the full amount of the employees' salaries.

Severance pay expenses for the years ended December 31, 2013, 2014 and 2015 amounted to approximately $ 2,293, $ 2,432 and $ 2,886, respectively. Accrued severance pay is included in other long-term liabilities in the balance sheet.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Fair value of financial instruments:

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

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

w.	Comprehensive income:

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

x.	Treasury stock:

The Company repurchases its Ordinary Shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. The voting rights attached to treasury stock are revoked.

y.	Basic and diluted net income per share:

Basic net income per share is computed based on the weighted average number of Ordinary Shares outstanding during each period. Diluted net income per share is computed based on the weighted average number of Ordinary Shares outstanding during each period, plus potential dilutive Ordinary Shares considered outstanding during the period, in accordance with ASC No. 260, "Earnings Per Share".

The total number of Ordinary Shares related to outstanding stock options excluded from the calculation of diluted income per share as they would have been anti-dilutive was 2,735,095, 474,000 and 4,174,953 for the years ended December 31, 2013, 2014 and 2015, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Business combinations:

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

aa.	Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net income or shareholders' equity.

ab.	Impact of recently issued accounting pronouncements:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) "Revenue from Contracts with Customers." ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is still evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17 (ASU 2015-17) "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes".  ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company has early adopted this standard in the fourth quarter of 2015 on a retrospective basis. Prior periods have been retrospectively adjusted. As a result of the adoption of ASU 2015-17, the Company made the following adjustments to December 31, 2014 balance sheet: a $3,168 decrease in other current assets and prepaid expenses and $ 395 decrease in other long-term liabilities and a corresponding increase in other long-term assets in the amount of $ 2,773.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued ASU 2016-02 - Leases (ASC 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. The ASU is expected to impact the Company's consolidated financial statements as it has certain operating lease arrangements. ASC 842 supersedes the previous leases standard, ASC 840 Leases. The standard is effective on January 1, 2019, with early adoption permitted. The Company is in the process of evaluating the impact of this new guidance.

NOTE 3:-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2014				2015
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	Value

Foreign banks and government debentures	$19,923	$(34)	$100	$19,989	$5,895	$(15)	$16	$5,896
Corporate debentures	9,393	-	66	9,459	4,393	(1)	17	4,409
Corporate shares	-	-	-	-	3,762	-	1,936	5,698

Total available-for-sale marketable securities	$29,316	$(34)	$166	$29,448	$14,050	$(16)	$1,969	$16,003

Marketable securities with contractual maturities from one to three years are as follows:

	December 31,
	2014				2015
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	Value

Foreign banks and government debentures	$28,240	$(90)	$394	$28,544	$38,383	$(117)	$149	$38,415
Corporate debentures	19,626	(81)	110	19,655	32,008	(143)	43	31,908

Total available-for-sale marketable securities	$47,866	$(171)	$504	$48,199	$70,391	$(260)	$192	$70,323

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of more than three years are as follows:

	December 31,
	2014				2015
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	Losses	gains	value	cost	Losses	gains	Value

Foreign banks and government debentures	$34,248	$(188)	$69	$34,129	$6,356	$(71)	$-	$6,285
Corporate debentures	32,326	(206)	71	32,191	11,342	(136)	-	11,206

Total available-for-sale marketable securities	$66,574	$(394)	$140	$66,320	$17,698	$(207)	$-	$17,491

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2015 were as follows:

	December 31, 2015
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair Value	Unrealized losses	Fair value	unrealized losses	Fair value	unrealized losses

Foreign banks and government debentures	$16,041	$(64)	$15,660	$(139)	$31,701	$(203)
Corporate debentures	9,697	(93)	24,347	(188)	34,044	(281)

Total available-for-sale marketable securities	$25,738	$(157)	$40,007	$(327)	$65,745	$(484)

As of December 31, 2015 the Company had 31 investments with continuous unrealized loss for more than 12 months.

As of December 31, 2014 and 2015, interest receivable amounted to $ 1,431 and $ 852, respectively, and is included within available for sale marketable securities in the balance sheets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, "Fair Value Measurements and Disclosures", the Company measures its cash equivalents and available for sale marketable securities at fair value on recurring basis. Cash equivalents and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The Company's financial assets measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2015 and 2014:

	December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$853	$-	$-	$853

Available-for-sale:

Foreign banks and government debentures	-	50,596	-	50,596
Corporate debentures	-	47,523	-	47,523
Corporate shares	5,698	-	-	5,698

Total financial assets	$6,551	$98,119	$-	$104,670

	December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$736	$-	$-	$736

Available-for-sale:

Foreign banks and government debentures	-	82,662	-	82,662
Corporate debentures	-	61,305	-	61,305

Total financial assets	$736	$143,967	$-	$144,703

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2014	2015

Raw materials and components	$2,721	$2,655
Work-in-progress	291	442
Finished products	13,832	13,225

	$16,844	$16,322

NOTE 6:-          PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2015
Cost:

Computer, peripheral equipment and software	$63,633	$71,571
Office furniture and equipment	6,643	8,953
Leasehold improvements	2,957	5,193

	73,233	85,717
Accumulated depreciation:

Computer, peripheral equipment and software	46,833	52,645
Office furniture and equipment	3,865	4,554
Leasehold improvements	1,943	2,315

	52,641	59,514

Property and equipment, net	$20,592	$26,203

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-          PROPERTY AND EQUIPMENT, NET (Cont.)

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 were $ 5,004, $ 6,413 and $ 8,163, respectively.

NOTE 7:-	GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill in the years ended December 31, 2014 and 2015 are as follows:

	December 31,
	2014	2015

Goodwill, beginning of year	$30,069	$30,069
Acquisitions	-	-

Goodwill, end of year	$30,069	$30,069

b.	Intangible assets:

	Weighted
	average
	amortization	December 31,
	Period	2014	2015
	(years)
Cost:
Acquired technology	7	$16,314	$16,314
Customers relationships and brand name	5.7	9,817	9,817

		26,131	26,131

Accumulated amortization:
Acquired technology		12,032	13,146
Customers relationships and brand name		9,343	9,467

		21,375	22,613

Intangible assets, net		$4,756	$3,518

Amortization expenses for the years ended December 31, 2013, 2014 and 2015 were $ 3,082, $ 1,689 and $ 1,238 respectively.

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

Pro forma results of operations for this acquisition have not been presented because they are not material to the consolidated results of operations.

Future estimated amortization expenses for the years ending:

December 31,

2016	$1,119
2017	1,006
2018	687
2019	674
2020 and thereafter	32

Total	$3,518

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2014	2015

Accrued expenses and other	$6,143	$6,769
Subcontractors accrual	1,386	2,532
Accrued taxes	5,430	2,006

	$12,959	$11,307

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates, the latest of which is on October 31, 2020. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2015 and for each succeeding fiscal year indicated below are (in the aggregate) as follows:

2016	$4,343
2017	3,474
2018	2,897
2019	2,513
2020	1,235

$14,462

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Total rent expenses for the years ended December 31, 2013, 2014 and 2015 were $ 4,496, $ 4,628 and $ 4,998 respectively (see also Note 15b).

b.	Litigation:

1.
On August 29, 2013, F5 Networks, Inc. (“F5”) filed an amended answer and counterclaim in an action brought by Radware against F5 on May 1, 2013 for infringement of three Radware patents regarding link load balancing technology. In its counterclaim, F5 alleged infringement of four F5 patents related to cookie persistence technology. In particular, while F5 acknowledged that the Company is licensed to each of the F5 patents-in-suit, F5 contends that the Company’s AppDirector and Alteon product lines perform unlicensed modes of the patents-in-suit. F5’s counterclaim further alleged trade libel and unfair competition resulting from statements allegedly made by the company asserting that F5 is responsible for certain internet service problems at major banks, including the Bank of America. On December 6, 2013, the Company filed an answer denying the allegations in F5’s counterclaims. On June 26, 2014, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s patent infringement counterclaim with respect to the Company’s AppDirector product line. In June 2015, in response to the Company’s Summary Judgment Motion, F5 conceded that the current version of Alteon does not infringe any of the F5 patents-in-suit and that its allegations are limited to a previous version of Alteon. On January 7, 2016, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s trade libel and unfair competition counterclaims. No date has been set for trial in this matter and the Company currently cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows.

2.
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

In April 2014 the Company's Board of Directors authorized the repurchase of up to an aggregate of $ 40,000 of the Company's Ordinary Shares in the open market, subject to normal trading restrictions or in privately negotiated transactions. The plan expired on April 28, 2015. In April 2015, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate amount of $ 40,000 of the Company’s Ordinary Shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan will expire on April 30, 2016. During 2014 and 2015 the Company purchased a total of 887,855 and 2,824,772 of its Ordinary Shares for total consideration of $ 15,169 and $ 52,896, respectively. Total consideration for the purchase of these Ordinary Shares was recorded as Treasury stock, at cost, as part of shareholders' equity.

c.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

d.	Stock Option Plans:

The Company has two stock option plans, the Company's Key Employee Share Incentive Plan (1997) as amended and restated and the Directors and Consultants Option Plan ("the Stock Option Plans"). Under the Stock Option Plans, options may be granted to officers, directors, employees and consultants of the Company or its subsidiaries. The exercise price per share under the Stock Option Plans was generally not less than the market price of an Ordinary Share at the date of grant. The options expire 5.2 years from the grant date. The options vest primarily over four years. Each option is exercisable for one Ordinary Share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Pursuant to the Stock Option Plans, the Company reserved for issuance 26,301,748 Ordinary Shares. As of December 31, 2015, an aggregate of 466,926 Ordinary Shares of the Company were still available for future grants.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-        SHAREHOLDERS' EQUITY (Cont.)

On February 1, 2010, the Company's Board of Directors adopted an additional addendum to the share option plan allowing the allocation of short-term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing market price of the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2015, 1,000,000 Ordinary Shares have been reserved for option grants under this addendum. As of December 31, 2015, an aggregate of 763,306 Ordinary Shares of the Company, under this addendum, were still available for future grants.

Restricted Shares Units ("RSUs"):

In addition to granting stock options, since 2013, the Company started to routinely grant Restricted Stock Units ("RSUs") under the 1997 Plan. RSUs vest primarily over a four years period of employment. RSUs that are cancelled or forfeited become available for future grants.

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

As of December 31, 2015, 1,744,440 Ordinary Shares are available for issuance under future ESPP. During 2015 and 2014, there was no offering under the ESPP.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-        SHAREHOLDERS' EQUITY (Cont.)

A summary of employees and directors option activity under the Company's Stock Option Plans as of December 31, 2015 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	4,702,920	15.54	3.22	30,474
Granted	1,562,000	18.96
Exercised	(600,393)	14.57
Expired	(160,000)	16.92
Forfeited	(302,866)	17.76

Outstanding at December 31, 2015	5,201,661	16.51	3.06	2,748

Exercisable at December 31, 2015	1,791,130	15.32	1.91	1,578

Vested and expected to vest at December 31, 2015	4,878,629	16.44	2.99	2,655

The aggregate intrinsic value of options outstanding at December 31, 2015, represents intrinsic value of 2,581,163 outstanding options that are in-the-money as of December 31, 2015.

The aggregate intrinsic value of options exercisable at December 31, 2015 represents intrinsic value of 1,035,702 outstanding options that are in-the-money as of December 31, 2015.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2013, 2014 and 2015 was $ 5.02, $ 5.42 and $ 5.29, respectively.

As of December 31, 2015, there was approximately $ 9,866 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.60 years. Total grant-date fair value of vested options for the year ended December 31, 2015 was approximately $ 9,696.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-        SHAREHOLDERS' EQUITY (Cont.)

The options outstanding under the Company's Stock Option Plans as of December 31, 2015 have been separated into ranges of exercise price as follows:

Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$12.18-14.74	1,861,208	2.98	13.91	863,792	13.56
$15.09-19.30	2,557,703	2.67	16.69	927,338	16.96
$20.62-23.66	782,750	4.53	22.10	-	-

	5,201,661			1,791,130

The following table summarizes information relating to RSUs, as well as changes to such awards during 2015:

Year ended December 31,
2015
Number in thousands

Outstanding at January 1, 2015	462,354
Granted	536,395
Vested	(76,729)
Forfeited	(103,656)

Outstanding as of December 31, 2015	818,364

As of December 31, 2015, there was approximately $ 10,600 of total unrecognized compensation costs related to non-vested RSUs granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.75 years.

The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2015 was $ 18.36.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-        SHAREHOLDERS' EQUITY (Cont.)

Stock-based compensation was recorded in the following items within the consolidated statements of income:

	Year ended December 31,
	2013	2014	2015

Cost of sales	$53	$79	$141
Research and development	1,562	1,421	2,456
Selling and marketing	2,552	2,950	4,098
General and administrative	1,207	2,932	2,634

Total expenses	$5,374	$7,382	$9,329

NOTE 11:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2013	2014	2015

Numerator for basic and diluted net earnings per share:

Net income	$18,055	$24,950	$18,569

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings per share	44,760,197	45,308,554	45,895,321
Effect of dilutive securities:
Employee stock options	1,956,732	1,586,061	843,283

Denominator for diluted net earnings per share	46,716,929	46,894,615	46,738,604

Basic net earnings per share	$0.40	$0.55	$0.40

Diluted net earnings per share	$0.39	$0.53	$0.40

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.	General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2014	2015

Beginning balance	$5,360	$10,117
Additions (deductions) for prior year tax positions	(404)	36
Additions for current year tax positions	5,161	2,153

Ending balance	$10,117	$12,306

The Company's Israeli tax returns have been examined for all years including and prior to fiscal 2008, and the Company is no longer subject to audit for these periods. During 2013 the Israeli Tax Authorities (“ITA”) began assessment of 2009-2011 tax years.

As of December 31, 2015, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2015, 2014 and 2013 an amount of $ 36, ($ 404), and $ 541, respectively, was added (deducted) to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2015 and 2014, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 498 and $ 442 respectively, which is included within income tax accrual on the balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within taxes on income expense.

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

The Israeli corporate tax rate in 2014 and 2015 is 26.5% (2013 - 25%). A company is taxable on its real capital gains at the corporate tax rate in the year of sale.

In August 2013, the Israeli Parliament issued the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 ("the Budget Law"), which consists, among others, of taxation of revaluation gains effective from August 1, 2013 but contingent on the publication of regulations that define what should be considered as "retained earnings not subject to corporate tax" and regulations that set forth provisions for avoiding double taxation of foreign assets. As of the date of approval of these financial statements, no such regulations were issued.

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

The Company elected 2009 and 2012 as years of election according to the Law prior to the reform mentioned below.

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

Out of the Company's retained earnings as of December 31, 2015, $ 86,480 are tax-exempt attributable to its Privileged Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits, and an income tax liability of up to $ 17,296 would be incurred as of December 31, 2015.

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

Under the transition provisions of the new legislation, the Company decided to irrevocably implement the new law, effective January 1, 2014.

Income from sources other than the "Preferred Enterprise" will be subject to the tax at the regular rate.

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2013	2014	2015

Current taxes	$4,707	$7,706	$5,082
Deferred taxes	(699)	(1,775)	215

	$4,008	$5,931	$5,297

Domestic	$1,979	$4,899	$3,084
Foreign	2,029	1,032	2,213

	$4,008	$5,931	$5,297

	Year ended December 31,
	2013	2014	2015
Domestic taxes:

Current taxes	$1,692	$5,538	$2,715
Deferred taxes	287	(639)	369

	1,979	4,899	3,084
Foreign taxes:

Current taxes	3,015	2,168	2,367
Deferred taxes	(986)	(1,136)	(154)

	2,029	1,032	2,213

Taxes on income	$4,008	$5,931	$5,297

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2014	2015

Carryforward tax losses	$2,068	$1,625
Deferred revenues	2,096	4,172
Temporary differences	4,508	4,982
Intangible assets	556	294

Deferred tax assets before valuation allowance	9,228	11,073
Valuation allowance	(1,172)	(1,032)

Net deferred tax asset	8,056	10,041

Intangible assets, including goodwill	(2,515)	(2,931)
Depreciable assets	-	(1,840)
Unrealized gains on marketable securities	(56)	(419)

Deferred tax liability	(2,571)	(5,190)

Net deferred tax assets	$5,485	$4,851

The net change in the total valuation allowance for the year ended December 31, 2015 was mainly relates to utilization of the capital losses carryforwards.

	December 31,
	2014	2015

Domestic deferred tax asset, net	$1,386	$598
Foreign deferred tax asset, net	4,099	4,253

	$5,485	$4,851

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

Non-current deferred tax asset, net is included within other long-term assets in the balance sheets. Deferred taxes are carried directly to equity if the tax relates to equity items (see also Note 2ab).

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

Through December 31, 2015, the U.S. subsidiary had a U.S. federal loss carry forward of $ 5,702, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2023 and fiscal 2034.

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2013	2014	2015

Income before taxes, as reported in the consolidated statements of income	$22,063	$30,881	$23,866

Statutory tax rate	25%	26.5%	26.5%
Theoretical tax expense on the above amount at the Israeli statutory tax rate	$5,516	$8,183	$6,324
Tax adjustment in respect of different tax rate of foreign subsidiary	758	190	622
Non-deductible expenses and other permanent differences	544	772	322
Deferred taxes on losses for which valuation allowance was provided, net	-	270	377
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	(320)	-	(555)
Stock compensation relating to stock options per ASC No. 718	1,343	1,624	1,186
Income taxes in respect of prior years	582	-	-
Approved, Privileged and Preferred enterprise benefits (*)	(4,338)	(5,154)	(3,047)
Other	(77)	46	68

Actual tax expense	$4,008	$5,931	$5,297

(*)	Basic earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.10	$0.11	$0.07

	Diluted earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.09	$0.11	$0.06

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Income before income taxes is comprised as follows:

	Year ended December 31,
	2013	2014	2015

Domestic	$18,022	$28,203	$20,247
Foreign	4,041	2,678	3,619

Income before income taxes	$22,063	$30,881	$23,866

NOTE 13:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2013, 2014 and 2015 from a geographical perspective:

	Year ended December 31,
	2013	2014	2015
Revenues from sales to customers located at:

The United States	$54,914	$75,881	$69,125
America – other	18,302	17,605	19,560
EMEA *)	53,361	55,376	62,689
Asia Pacific	66,420	73,030	65,192

	$192,997	$221,892	$216,566

*)	Europe, the Middle East and Africa.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	GEOGRAPHIC INFORMATION (Cont.)

The following table presents long-lived assets as of December 31, 2014 and 2015 from a geographical perspective:

	December 31,
	2014	2015
Long-lived assets, by geographic region:

America (principally the United States)	$1,913	$2,101
Israel	16,878	22,286
EMEA - other	693	578
Asia Pacific	1,108	1,238

	$20,592	$26,203

NOTE 14:-	SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2013	2014	2015
Financial income (expenses):

Interest on bank deposits and other	$2,223	$2,053	$2,580
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	3,131	3,404	2,153
Gain from sale of available-for-sale marketable securities	124	424	2,438
Bank charges	(281)	(242)	(157)
Foreign currency translation differences, net	(703)	163	(1,147)

	$4,494	$5,802	$5,867

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-        BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain members of the Company's Board of Directors, management or shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2014	2015

Trade receivables and prepaid expenses	$3,308	$2,084

Trade payables and accrued expenses	$1,518	$1,323

b.	The following related party transactions are included in the statements of income:

	Year ended December 31,
	2013	2014	2015

Revenues (1)	$1,480	$3,651	$2,304

Expenses, net - primarily lease, sub-contractors and communications (2)	$4,387	$5,594	$6,331

Purchase of property and equipment	$3,003	$4,209	$5,463

(1)	Distribution of the Company's products on a non-exclusive basis.

(2)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	EVENTS AFTER THE REPORTING DATE

1.
On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%.

The deferred tax balances included in the financial statements as of December 31, 2015 are calculated according to the tax rates that were in effect as of the reporting date and do not take into account the potential effects of the reduction in the tax rate. Said effects will be included in the financial statements that will be issued starting from the date on which the new tax rate is substantially enacted, namely in the first quarter of 2016.

The Company estimates that the effect of the change in tax rates will result in a decrease in deferred tax balances as of December 31, 2015 in immaterial amounts.

2.	On March 16, 2016, the Company prevailed in its patent infringement lawsuit against F5 Networks, Inc. in the Northern District of California and was awarded $6.4 million in damages.

3.
On April 4, 2016, F5 filed suit in the United States District Court for the Western District of Washington, alleging infringement of U.S. Patents relating to the Company’s ADC and WAF products.  The Company denies that it has infringed any valid claims of the asserted patents.  The Company intends to continue to vigorously oppose Plaintiff’s claims. However, since the litigation is still in a preliminary stage, the Company’s management, based on its legal advisors, cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows.