Form 20-F
period 2016-12-31
RADWARE LTD
filed 2017-04-27
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2016

 OR

☐           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

Commission file number: 000-30324

RADWARE LTD.
(Exact name of registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel
(Address of principal executive offices)

Gadi Meroz, Adv.
General Counsel
 Tel. +972-3-7668666, Fax: +972-3-7668982
 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2016):

43,188,850 Ordinary Shares, NIS 0.05 par value per share

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐            Accelerated Filer ☒

Non-Accelerated Filer ☐           Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes  ☒ No

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to:

•	“we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries;

•	“ordinary shares” are to our Ordinary Shares, par value NIS 0.05 per share;

•	“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	the “SEC” are to the U.S. Securities and Exchange Commission;

•	the "U.S." are to the United States;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“NASDAQ” are to the NASDAQ Global Market (formerly, the Nasdaq National Market);

•	“dollars”, “$” or “US$” are to U.S. dollars; and

•	“NIS” or “shekels” are to New Israeli Shekels.

We have registered trademarks for, among others, Radware®; Radware Logo: ®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; Triangulation®; SmartNat®; StringMatch Engine®; Web Server Director®; Fireproof®; SecureFlow®; APSolute Vision®; VAdapter®;VADI® (Virtual Application Delivery Infrastructure); vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; TeraVIP®; Virtual Director®; and DefensePipe® and we have trademark applications pending for, among others, “ADC Fabric™”,  “ADC-VX”™, “Inflight”™, “ADC Fabric”™ and “Virtual DefensePro”™.  Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On April 21, 2017, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.681 to $1.00. Unless the context otherwise indicates, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

CAUTIONARY STATEMENT REGARDING
 FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws with respect to our business, financial condition and results of operations.  Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this annual report.

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

Table of Contents

PART I				9
	ITEM 1.	Identity of Directors, Senior Management and Advisers		9
	ITEM 2.	Offer Statistics and Expected Timetable		9
	ITEM 3.	Key Information		10
		A.	Selected Financial Data	10
		B.	Capitalization and Indebtedness	11
		C.	Reasons for the Offer and Use of Proceeds	11
		D.	Risk Factors	12
	ITEM 4.	Information on the Company		34
		A.	History and Development of the Company	34
		B.	Business Overview	35
		C.	Organizational Structure	55
		D.	Property, Plants and Equipment	56
	ITEM 4A.	UNRESOLVED STAFF COMMENTS		57
	ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		57
		A.	Operating Results	57
		B.	Liquidity and Capital Resources	75
		C.	Research and Development, Patents and Licenses, etc.	78
		D.	Trend Information	79
		E.	Off-Balance Sheet Arrangements	80
		F.	Tabular Disclosure of Contractual Obligations	81
	ITEM 6.	Directors, Senior Management and Employees		82
		A.	Directors and Senior Management	82
		B.	Compensation	86
		C.	Board Practices	90
		D.	Employees	99
		E.	Share Ownership	100
	ITEM 7.	Major Shareholders and Related Party Transactions		103
		A.	Major Shareholders	103
		B.	Related Party Transactions	105
		C.	Interests of Experts and Counsel	107

	ITEM 8.	Financial Information		108
		A.	Consolidated Statements and other Financial Information	108
		B.	Significant Changes	110
	ITEM 9.	The Offer and Listing		110
		A.	Offer and Listing Details	111
		B.	Plan of Distribution	111
		C.	Markets	111
		D.	Selling Shareholders	111
		E.	Dilution	111
		F.	Expenses of the Issue	111
	ITEM 10.	Additional information		112
		A.	Share Capital	112
		B.	Memorandum and Articles of Association	112
		C.	Material Contracts	118
		D.	Exchange Controls	118
		E.	Taxation	119
		F.	Dividends and Paying Agents	132
		G.	Statement by Experts	132
		H.	Documents on Display	132
		I.	Subsidiary Information	132
	ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk		133
	ITEM 12.	Description of Securities other than Equity Securities		135
PART II				136
	ITEM 13.	Defaults, Dividend Arrearages and Delinquencies		136
	ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		136
	ITEM 15.	Controls and Procedures		136
	ITEM 16A.	Audit Committee Financial Expert		138
	ITEM 16B.	Code of Ethics		138
	ITEM 16C.	Principal Accountant Fees and Services		138
	ITEM 16D.	Exemptions from the Listing Standards for Audit Committees		139
	ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers		140
	Item 16F.	Change in Registrant's Certifying Accountant		141
	Item 16G.	Corporate Governance		141
	Item 16H.	Mine Safety Disclosure		141

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.          Selected Financial Data

The following tables present selected information from our consolidated statements of income and balance sheet data for the periods and as of the dates indicated.  We derived the selected consolidated statements of income for the years ended December 31, 2014, 2015 and 2016 and the selected balance sheet data as of December 31, 2015 and 2016 from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F, which have been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global.  The selected consolidated statements of income data for the years ended December 31, 2012 and 2013 and the selected balance sheet data as of December 31, 2012, 2013 and 2014 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report

	Year ended December 31,
	2016	2015		2014		2013	2012
	(U.S. dollars and share amounts in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues:
Products	$110,186	$136,793	**	$143,466	**	$118,727	$119,279
Services	86,399	79,773	**	78,426	**	74,270	69,892
	196,585	216,566		221,892		192,997	189,171

Cost of revenues:
Products	27,320	29,159		29,448		27,066	26,386
Services	8,375	9,041		10,284		9,669	9,333
	35,695	38,200		39,732		36,735	35,719
Gross profit	160,890	178,366		182,160		156,262	153,452
Operating expenses:
Research and development, net	51,732	49,987		44,081		40,983	36,187
Sales and marketing	103,774	93,347		93,203		82,815	76,646
General and administrative	18,133	17,033		19,797		14,895	9,696
Total operating expenses	173,639	160,367		157,081		138,693	122,529
Operating income (loss)	(12,749)	17,999		25,079		17,569	30,923
Financial income, net	5,741	5,867		5,802		4,494	4,792
Income (loss) before taxes on income	(7,008)	23,866		30,881		22,063	35,715
Taxes on income	(1,651)	(5,297)		(5,931)		(4,008)	(3,958)
Net income (loss)	$(8,659)	$18,569		$24,950		$18,055	$31,757

Basic net earnings (loss) per share*	$(0.20)	$0.40		$0.55		$0.40	$0.73
Diluted net earnings (loss) per share*	$(0.20)	$0.40		$0.53		$0.39	$0.68

* See notes 2(y) and 11 to our consolidated financial statements for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

** The breakdown between product and service revenues for 2015 and 2014 was reclassified to include most subscription revenues in product revenues rather than allocating some to product and some to service revenues, which has resulted in a change to previously published figures for the periods ended December 31, 2015 and December 31, 2014, respectively.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	43,868	45,895	45,309	44,760	43,709
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	43,868	46,739	46,895	46,717	46,589

	As of December 31,
	2016	2015	2014	2013	2012
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities	$226,086	$130,669	$104,416	$134,826	$88,207
Long-term bank deposits and marketable securities	94,059	184,457	226,273	150,874	186,739
Working capital	181,502	101,029	76,010	113,546	62,003
Total assets	430,336	430,887	442,573	388,734	357,650
Shareholders’ equity	299,763	319,123	333,697	294,120	271,230
Capital Stock	326,001	313,445	294,738	263,420	250,338

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

Although we were profitable in the past several years, including 2015, we incurred net losses during 2016, mainly as a result of a decrease in our revenues, accompanied by an increase in our operating expenses. Our ability to achieve or increase profitability in the future depends in part on the following factors: the economic health of the global economy; the rate of growth of, and changes in technology trends in, our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies in a timely manner; the competitive position of our products; the continued acceptance of our products by our customers and in the industries that we serve; and our ability to manage expenses. In the future, it may be necessary to undertake cost reduction initiatives to become profitable, which could lead to a deterioration of our competitive position. Any difficulties that we encounter as we reduce our costs could negatively impact our results of operations and cash flows. We cannot assure you that we will return to profitability. Our revenues also may not grow, may grow at a lower rate than experienced in the years prior to 2015 and 2016 or may decline as they did in 2016, which would negatively impact our results of operations and cash flows.  For example, in 2016 our revenues declined by approximately 9%, compared to 2015.

During 2016, our operating expenses grew mainly due to investments in sales and marketing initiatives. We may continue to increase our operating expenses in future periods. Our decision to increase operating expenses and the scope of such increases depends upon several factors, including the market situation and the effectiveness of our past expenditures. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future.  This could cause reductions in our profitability or lead to losses, as it did in 2016. Additionally, a failure of any acquisition or product development initiative to produce increased revenues could have a material adverse effect on our operations and profitability. For example, in January 2017, we acquired Seculert Ltd., or Seculert, a company engaged in cyber-attack detection and hypertext transfer protocol (HTTP) analytics solutions, including the development user and user entity behavioral analysis (UEBA) solutions. This acquisition will result, among other things, in additional operating costs. A failure of any acquisitions or product developments to produce increased revenues could have a material adverse effect on our operations and profitability.

If our revenues do not increase as anticipated or decline, or if our expenses increase more than anticipated, we may incur losses.

We must manage our anticipated growth effectively in order to be profitable.

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

Global rollout of a new enterprise resource planning system could disrupt our operations and cause unanticipated increases in our costs.

In 2015, we commenced a project for a company-wide enterprise resource planning, or ERP, system. During 2015 and 2016, the ERP system was rolled out at our headquarters, and we expect to complete the global rollout of the ERP system during 2017. We have invested and will continue to invest significant capital and human resources to ensure proper ERP functionality. Any major disruptions or deficiencies in the design and implementation of the ERP system, particularly those that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, timely report our financial results and otherwise run our business.

Severe global economic conditions and volatility of the market for our products, including slow-down in expenditures and other trends in our industry, could have a material adverse effect on our results of operations.

Our business is affected by global economic conditions and their impact on current and anticipated market demand for our products. While the global economy has shown some improvement in the past couple of years, uncertainties surrounding the strength of the recovery in many regions remain. As our operations are on a global level, we may be affected by such events and other economic and political uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to such uncertainties.  Should companies in our target markets reduce capital or operational expenditures, we may experience a reduction in sales, longer sales cycles, and slower adoption of new technologies as well as downward pressure on the price of our products. In addition, if the market for our products and services is flat and our customers experience low visibility, we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios could have a material adverse effect on our business, operating results and financial condition.

Competition in the market for Application Delivery and Application and Network Security solutions and our industry in general is intense.  As a result, we may lose market share and we may be unable to maintain profitability.

The information technology, or IT, marketplace is competitive and has very few barriers to entry. In particular, the Application Delivery and Application and Network Security markets in which we focus are highly competitive. We expect competition to intensify in the future, and we may lose market share if we are unable to compete effectively with our competitors.

Most of our competitors have greater financial, personnel and other resources than us, which may limit our ability to effectively compete with them. Our principal competitors in the Application Delivery solutions market include: F5 Networks, Inc., Citrix Systems, Inc., A10 Networks, Inc., Amazon.Com, Inc. (through Amazon Web Services’ ELB service), Microsoft Corporation (through Microsoft Azure) and Brocade Communications Systems, Inc. (through Foundry Networks, Inc. and Riverbed Technology, Inc.). In addition, we face competition in the Application and Network Security space, with respect to our Attack Mitigation Systems from Arbor Networks, Inc., HP Inc., Intel Corporation (through McAfee, Inc.) Imperva, Inc., and Akamai Technologies, Inc. We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing Application Delivery or Application and Network Security solutions and emerge as significant competitors.

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

Our international sales may expose us to additional risks

We currently offer our products in over 40 countries, including the U.S. For the years ended December 31, 2016 and 2015, our sales outside the Americas (which include the U.S., Canada as well as Central America and Latin America or CALA) represented approximately 57% and 59%, respectively, of our total sales. Our international business activity involves varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, difficulties and costs of staffing and managing foreign operations; the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes of interpretations thereof and reduced protection for intellectual property rights in some countries; partial or total expropriation, export duties and quotas; local tax exposure; political instability, insurrection or war; differences in business practices; and recessionary environments in multiple foreign markets, such as those that occurred in some European countries in the past several years. We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

We may experience significant fluctuations in our quarterly financial performance.

Our quarterly operating results have varied significantly in the past and may vary significantly in the future as a result of various factors, many of which are outside of our control. In addition, our limited order backlog makes revenues in any quarter highly dependent on orders received and delivered in that quarter. Consequently, a delay in our recognition of revenue may have a negative impact on our results of operations for a given quarter. We base our decisions regarding our operating expenses on anticipated revenue trends and our expense levels are relatively fixed. The decline in our revenues in 2016 is mainly attributable to the decrease in our revenues from the sale of products. This decrease is mainly a result of the change in our sales model, to increased product subscription sales, leading to a deferral of revenue recognition. While hardware products are recognized almost immediately upon their shipment and invoicing, product services and support services are recognized throughout the term of their respective contract length.  In addition, we witnessed an increase in our total operating expenses, leading to the operating loss we incurred. As such, because only a small portion of our expenses are dependent on our revenues, if our revenues fall below our expectations, our earnings and profitability for that period will be materially and adversely affected.

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

The markets for Application Delivery and Application and Network Security solutions are characterized by rapid technological changes, frequent new product introductions, changes in customer requirements and evolving industry standards. Our products typically constitute a critical portion of our customers’ data centers. In recent years, the capacity of transactions in such data centers has been steadily increasing.  Due to such increases in capacity and in order to remain competitive in our industry, we must address the increased needs of our customers by developing more powerful platforms for our products. Additionally, we must address increased demands by our customers for advancements in our applications in order to support our customers’ growing needs and evolutions in their data centers. In order to meet this challenge and remain competitive in the market, we have introduced and must continue to introduce new enhancements to our existing product lines. Furthermore, the cyber-security market is characterized by rapid changing customer requirements driven by legal, regulatory and self-regulatory compliance mandates, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. Customers and industry analysts expect speedy introduction of software and new functionality to respond to new cyber threats, requirements and risks and we may be unable to meet these expectations.

Accordingly, our future success will depend to a substantial extent on our ability to:

invest significantly in research and development;

develop, introduce and support new products and enhancements on a timely basis; and

gain market acceptance of our products.

We have developed and are currently developing new products and enhancements to our existing products and services offerings. Our development of new products and enhancement of our offerings is undertaken in an effort to remain competitive in our market, and our failure to do so could result in a decrease in our revenues. In addition, we have invested and must continue to invest in research and development in order to remain competitive in our industry. However, there can be no assurances that continued investment and higher costs of research and development will ultimately result in us maintaining or increasing our market share, which would result in a decline to our operating results.  If our research and development expenses increase without a corresponding increase in our revenues, it could have a material adverse effect on our operating results. Also, we may not be able to successfully complete the development and market introduction of new products or product enhancements in a timely manner. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors.

During 2016, we invested in, and plan to continue to invest in 2017, in developing or when appropriate, acquiring, capabilities to advance our product offering and market vision. One of the primary trends in the past few years in our industry is the shift to providing services through the cloud. We have also invested substantial resources in developing and enhancing our cloud offerings both in the Application Delivery Controller (ADC) and in the Attack Mitigation Solution (AMS) lines of business.  There is no assurance that we will be successful in marketing and selling our next generation Application Delivery and Application and Network Security solutions, or that we will be able to grow revenues to justify our investments.  For example, in 2016 our research and development, expenses, net of grants we received, increased to $51.7 million from $50.0 million in 2015, while revenues went down to $196.6 million in 2016 from $216.6 million in 2015.

Our failure to develop and market new products or product enhancements on a timely basis or our failure to gain market acceptance of our new products could result in our loss of market share and our business and could materially and adversely affect our financial condition and results of operations.

  Even if we are able to anticipate, develop and commercially introduce enhancements and new products, there can be no assurance that we will be successful in developing sufficient market awareness of them or that such enhancements or new products will achieve widespread market acceptance. For example, while the majority of our current revenues are derived from the sales of our DefensePro and Alteon appliances, we also offer our security products as cloud-based services. The market for cloud-based security solutions is relatively new and it is uncertain whether our security cloud-based services will continue to gain rapid market acceptance. In addition, diversifying our product offerings will require significant investment and planning, will bring us more directly into competition with software and cloud-based providers that may be better established or have greater resources than we do, will require additional investments of time and resources in the development and training of our channel and strategic partners and will entail a significant risk of failure.

Government regulation affecting our business is evolving, and unfavorable changes could harm our business.

Laws and regulations that apply to cloud-based solutions are becoming more prevalent and constantly evolving, particularly in the area of privacy. We may be impacted by changes in privacy-related regulations governing the collection, use, retention, sharing and security of data that we receive from our customers and/or visitors to their websites and others. Complying with a diverse range of privacy requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Any failure, or perceived failure, by us to comply with any privacy-related laws, government regulations or directives, or industry self-regulatory principles could result in damage to our reputation or proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business.

Furthermore, laws, regulations and industry standards are subject to drastic changes that, particularly in the case of industry standards, may arrive with little or no notice, and these could either help or hurt the demand for our products. If we are unable to adapt our products and services to changing regulatory standards in a timely manner, or if our products fail to assist our customers with their compliance initiatives, our customers may lose confidence in our products and could switch to competing solutions. In addition, if regulations and standards related to cyber-security are changed in a manner that makes them less onerous, our customers may view government and industry regulatory compliance as less critical to their businesses, and our customers may purchase fewer of our products and services, or none at all. In either case, our sales and financial results would suffer.

Outages, interruptions or delays in hosting services could impair the delivery of our cloud-based security services and harm our business.

We operate infrastructure that supports our DDoS and WAF Cloud-based services and scrubbing centers’ services. Despite precautions taken within our own internal network and at these third party facilities, the occurrence of a natural disaster or an act of terrorism or other unanticipated problems could result in lengthy interruptions in our services.

The DDoS and WAF cloud-based security services that we provide are operated from a network of third party facilities that host the software and systems that operate these security services. Any damage to, or failure of, our internal systems or systems at third party hosting facilities could result in outages or interruptions in our DDoS and WAF cloud-based services. Outages or interruptions in our DDoS and WAF cloud-based security services may cause our customers and potential customers to believe our DDoS and WAF cloud-based security services are unreliable, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our reputation and renewal rates and our ability to attract new customers, ultimately harming our business and revenue.

Some of our products contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our products utilize open source technologies. Some open source software licenses require users who distribute or make available as a service open source software as part of their own software product to publicly disclose all or part of the source code of the users’ software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. We have established processes to help alleviate these risks, including a review process for screening requests from our development organization for the use of open source software, but we cannot be sure that all open source software is submitted for approval prior to use in our products. In addition, open source license terms may be ambiguous and many of the risks associated with use of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business.  We may face ownership claims of third parties over, or seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position and may adversely impact our business, results of operations and financial condition. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs.

We may pursue mergers or make acquisitions or other investments that could disrupt our business and harm our financial condition.

As part of our business strategy, we may invest in or acquire complimentary businesses, technologies or assets or enter into joint ventures or other strategic relationships with third parties. For example, in January 2017, we acquired Seculert, a company engaged in cyber-attack detection and HTTP analytics solutions and developing user and entity behavioral analysis “UEBA” solutions. In connection with the acquisition of Seculert and with any future acquisitions, we may assume liabilities, incur acquisition related costs, incur amortization expenses or realize write-offs on assets no longer being used or phased out. In addition, the future valuation of these acquisitions may decrease from the market price paid by us which could result in the impairment of our goodwill and other intangible assets associated with the relevant acquired assets.  Moreover, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

post-merger integration problems resulting from the combination of any acquired operations with our own operations or from the combination of two or more operations into a new merged entity;

diversion of management’s attention from our core business;

substantial expenditures, which could divert funds from other corporate uses;

entering markets in which we have little or no experience;

loss of key employees of the acquired operations; and

known or unknown contingent liabilities, including, but not limited to, tax and litigation costs.

We cannot be certain that any future acquisitions or mergers will be successful. If the operation of the business of any future acquisitions or mergers disrupts our operations, our results of operations may be adversely affected, and even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition. In addition, the Seculert Acquisition as well as our pursuit of potential acquisitions may divert our management’s attention from our core business and require considerable cash outlays at the expense of our existing operations, whether or not such transactions are consummated.

An increasing amount of intangible assets and goodwill on our books may in the future lead to significant impairment charges.

The amount of goodwill and intangible assets on our consolidated balance sheet is significant. We regularly review our intangible and tangible assets, including goodwill, for impairment. Goodwill and acquired research and development not yet ready for use are subject to impairment review at least annually. Other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing has led to and may in the future lead to significant additional impairment charges.

We depend upon independent distributors to sell our products to customers.  If our distributors do not succeed in selling our products, we may not be able to operate profitably.

We sell our products primarily to independent distributors, including value added resellers (VARs), original equipment manufacturers (OEMs) and system integrators, and are highly dependent upon these distributors’ active marketing and sales efforts. We currently have active independent distributors and resellers that sell our products to the end-user customer. Our distribution agreements with our distributors generally are non-exclusive, ranging from one-year agreements to multiple-year duration with no obligation on the part of our distributors to renew the agreements.  Our distribution agreements also typically do not prevent our distributors from selling products of our competitors and do not contain minimum sales or marketing performance requirements. As a result, our distributors may give higher priority to products of our competitors or their own products, thereby reducing their efforts to sell our products. In addition, we may not be able to maintain our existing distribution relationships, and we may not be successful in replacing them on a timely basis or at all. We may also need to develop new distribution channels for new products, and we may not succeed in doing so. Any changes in our distribution channels, including a termination or other disruption of our commercial relationship with our distributors, or our inability to establish distribution channels for new products could impair our ability to sell our products and result in a material adverse effect on our business, financial condition and results of operations.

Our products generally have long sales cycles, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. As a result, our pre-sales process is often subject to delays associated with budgetary constraints, lengthy approval and procurement processes that typically accompany the design and testing of new equipment. The sales cycles of our products to new customers can last as long as twelve months (and in some cases, for example with carrier customers, even longer) from initial presentation to sale. This long sales cycle results in a delay to our recognition of revenue and results in our need to make significant investments in marketing and sales. Long sales cycles also subject us to risks not usually encountered in a short sales cycle, including our customers’ budgetary constraints and internal acceptance reviews and processes prior to purchase.  In addition, orders expected in one quarter could shift to another because of the timing of our customers’ procurement decisions. Furthermore, customers may defer orders in anticipation of new products or product enhancements introduced by us or by our competitors. These factors complicate our planning processes and reduce the predictability of our earnings.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

A large portion of our expenses in Israel, principally salaries and related personnel expenses, are paid in NIS, whereas most of our revenues are generated in U.S. dollars. When the dollar is weak, our foreign currency denominated expenses will be higher, whereas if the dollar is strong, our foreign currency denominated expenses will be lower. If the NIS strengthens against the U.S. dollar (as happened in 2013), the dollar value of our Israeli expenses will increase and may have a material adverse effect on our business, operating results and financial condition.

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

We generally do not engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations. Consequently, we are exposed to risks related to changes in currency exchange rates and fluctuations of exchange rates, any of which could result in a material adverse effect on our business, financial condition and results of operations. Even if we enter into hedging transactions in the future, they may not effectively protect us from currency exchange rate risks. For a further discussion of the impact on currency exchange rates on our business, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Undetected defects and errors may increase our costs and impair the market acceptance of our products.

Our products have occasionally contained, and may in the future contain, undetected defects or errors, especially when first introduced or when new versions are released, due to defects or errors that we fail to detect, including in components supplied to us by third parties. These defects or errors may be found after the commencement of commercial shipments. In addition, because our customers integrate our products into their networks with products from other vendors, it may be difficult to identify the product that has caused the problem in the network. Regardless of the source of these defects or errors, we will then need to divert the attention of our engineering personnel from our product development efforts to address the detection and correction of these errors and defects. In the past, we have not incurred significant warranty or repair costs, nor have we been subject to liability claims for material damages related to product errors or defects, nor have we experienced any material lags or delays as a result thereof. However, we cannot assure you that we will not incur these costs or liabilities or experience these lags or delays in the future.  Any insurance coverage that we maintain may not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors and defects, whether caused by our products or the components supplied by another vendor, may result in significant customer relations problems and injure our reputation, thereby impairing the market acceptance of our products.

A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs.

Our ability to meet customer demands depends in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We cannot assure you that we will not encounter supply and fulfillment issues in the future. Although in many cases we use standard parts and components for our products, certain components are presently available to us only from limited sources (see the risk factor below and the discussion under "Business Overview - Manufacturing and Suppliers"). We may not be able to diversify sources in a timely manner, which could harm our ability to deliver products to customers and seriously impact present and future sales.

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

We rely on few vendors to provide our hardware platforms and components for our main accessories. If such vendors are not able to provide us with adequate supplies of these components and platforms on a timely basis and on acceptable terms, our business, financial condition and results of operations could be harmed.

We primarily rely on a few original design manufacturers, or ODMs, for the manufacture and supply of our hardware platforms, with approximately 80% of our direct product costs are from these vendors. In addition, we purchase components for our main accessories from such vendors, whereby we purchase approximately 13% of such accessories from these vendors. If we are unable to continue to acquire from these ODMs and/or components vendors on acceptable terms, or should any of these ODMs and/or components vendors cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, any of which could result in a material adverse effect on our business, financial condition and results of operations.

Our business and operating results could suffer if third parties infringe upon our proprietary technology.

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

The protective steps we have taken may be inadequate to deter infringement upon our intellectual property rights or misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.  Failure to adequately protect our intellectual property rights could devalue our proprietary content, impair our ability to compete effectively and eventually harm our operating results. Furthermore, defending our intellectual property rights, either by way of initiating intellectual property litigation or defending such, could result in the expenditure of significant financial and managerial resources. For example, in 2014, 2015 and 2016, intellectual property litigation costs amounted to $6.4 million, $3.4 million and $4.3 million, respectively, and litigation continues in 2017 (see “Item 8. Financial Information – Legal Proceedings”). Moreover, the outcome of such proceedings, if such outcome is negative, could result in devaluation of our proprietary technology and cause an additional significant financial impact which may harm our operating results.

Our products may infringe on the intellectual property rights of others.

Third parties may assert claims that we have violated a patent, trademark, copyright or other proprietary intellectual property right belonging to them. As is characteristic of our industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in significant costly litigation or arbitration and divert the attention of technical and management personnel. For example, see the discussion in “Item 8. Financial Information – Legal Proceedings”. Any adverse outcome in litigation alleging infringement could require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. An unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business and operating results.

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

We may be required to pay additional taxes due to tax positions that we undertook. Additional tax liabilities could materially adversely affect our results of operations and financial condition.

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

In recent years, we have seen changes in tax laws resulting in an increase in applicable tax rates, especially increased liabilities of corporations and limitations on the ability to benefit from strategic tax planning, with these laws particularly focused on international corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition.

The Organization for Economic Cooperation and Development, or the OECD, an intergovernmental organization with 35 member countries that aims to promote the economic and social well-being of people around the world, has recently introduced the base erosion and profit shifting (“BEPS”) project. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict with accuracy the magnitude of any impact that such new rules may have on our financial results. The U.S. and Israel, among other countries in which we have operations, are members of the OECD.

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

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents, short-term and long-term bank deposits and marketable securities totaled $320.1 million as of December 31, 2016. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

Financial income is an important component of our net income (loss). As of December 31, 2016, our investment portfolio, including cash and cash equivalents, deposits and marketable securities, had a carrying value of $320.1 million, compared with $315.1 million as of December 31, 2015. For the years ended December 31, 2016, 2015 and 2014, we had $5.7 million, $5.9 million and $ 5.8 million, respectively, of financial income.

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

In terms of credit risk, our investment portfolio policy is "buy and hold", while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if turmoil in the financial markets, such as the one experienced during 2011 and 2012, reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income, our reported net income would not have significantly changed during the year ended December 31, 2016 but would have decreased by $1.3 million during the year ended December 31, 2015.  Any significant decline in our financial income or the value of our investments as a result of continued low interest rates, deterioration in the credit worthiness of the securities in which we have invested, general market conditions or other factors, could have an adverse effect on our results of operations and financial condition.

Our success depends on our ability to attract, train and retain highly qualified research and development, sales, technical, customer support, operations and information technology personnel.

We may need to increase our research and development, sales and marketing, technical, support, operations and information technology staff. Our products require a sophisticated technology, marketing and sales effort targeted at several levels within a prospective customer’s organization. Accordingly, we need highly-trained research and development, sales, marketing, technical, customer support, operations and information technology personnel. Competition for such qualified personnel is intense. Consequently, we may not be able to hire or retain sufficient personnel to support our business operations, which could result in a material adverse effect on our business, financial condition and results of operations.

We are dependent on Roy Zisapel, our President, Chief Executive Officer and director, the loss of whom would negatively affect our business.

Our future success depends in large part on the continued services of our senior management and key personnel.  In particular, we are highly dependent on the services of Roy Zisapel, our President, Chief Executive Officer and director. Although we have employment contracts with our senior management and key personnel, including Mr. Zisapel, we do not carry life insurance on our senior management or key personnel. Any loss of the services of Mr. Zisapel, other members of senior management or other key personnel could negatively affect our business.

Risks Related to the Market for Our Ordinary Shares

Yehuda Zisapel, our chairman of the board, Nava Zisapel, and Roy Zisapel, our President, Chief Executive Officer and director, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

As of April 21, 2017, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned approximately 6.7% of our outstanding ordinary shares; Nava Zisapel, beneficially owned approximately 7.2% of our outstanding ordinary shares; and their son, Roy Zisapel, our President, Chief Executive Officer and director, beneficially owned approximately 6.0% of our outstanding ordinary shares (see “Item 6E – Directors, Senior Management and Employees - Share Ownership”).  As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain "look through" tax rules, (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. If we are classified as a PFIC, our U.S. shareholders could suffer adverse U.S. tax consequences, including having gain realized on the sale of our ordinary shares treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such gain. Similar rules apply to certain “excess distributions” made with respect to our ordinary shares.

For our 2016 taxable year, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the U.S. Internal Revenue Service (“IRS”) will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2016 and prior taxable years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income, assets and market capitalization, including the future price of our ordinary shares, all of which are relevant to the PFIC determination. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report entitled “Item 10 – Additional Information – Taxation — United States Federal Income Tax Considerations.”

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

We may face reputational challenges that could impact future sales (1) based on the fact that we are unable to verify with sufficient accuracy the origins of all conflict minerals used in our products, or (2) if we later determine that certain of our products contain minerals not determined to be conflict free.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2016 the lowest closing price of our share was $10.18, compared to the highest closing price of our share of $14.85 during the same year (see also “Item 9A. Offer and Listing Details”). Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly and further decrease, including:

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

The tax benefits we may receive in connection with our approved enterprise, privileged or preferred enterprise programs require us to satisfy prescribed conditions and may be terminated or reduced in the future.  This would increase taxes and decrease our net profit.

We have in the past benefited, and currently benefit from certain government programs and tax benefits in Israel. To remain eligible to obtain such tax benefits, we must continue to meet certain conditions. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we may have to pay certain taxes or refund payments previously received under these programs (with interest and linkage differentials). We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all.  If these programs and tax benefits are ended, our tax expenses and the resulting effective tax rate reflected in our financial statements may increase and as such our business, financial condition and results of operations could be materially and adversely affected.

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

subject to limited exceptions, the judgment is final and non-appealable;

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

We have obtained substantial benefits from the Israeli Innovation Authority, which subjects us to ongoing restrictions.  In addition, these benefits may not continue or in the future may be limited or restricted.

In 2016, we have received grants from the Israeli Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy), or the IIA. We have also received such grants in the past and may in the future apply for, royalty-bearing or non-royalty-bearing grants for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984, and the regulations promulgated thereunder, or the R&D Law. The terms of the IIA grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon IIA grants. In addition, any non-Israeli who (1) becomes a holder of 5% or more of our share capital or voting rights, (2) is entitled to appoint one or more of our directors or our chief executive officer (including by way of holding 25% or more of the voting power, equity or the right to nominate directors in such direct holder), or (3) serves as a director or chief executive officer of our Company, is generally required to undertake to observe the law governing the grant programs of the IIA, some of the principal restrictions and penalties of which are the transferability limits described above.

Further, the IIA grants may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer certain research and development and/or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, a recent amendment to the R&D Law provided the IIA with authority to establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make.

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

In December 2005, we acquired the business of V-Secure Technologies, a U.S.-based provider of behavior-based network intrusion prevention solutions. In April 2007, we acquired Covelight, a U.S.-based provider of web channel intelligence technology. In March 2009, we acquired from Nortel certain assets and liabilities related to Nortel’s Layer 4-7 Application Delivery Business (Alteon). In May 2011, we established Radyoos Media Ltd., or Radyoos, our majority owned subsidiary, which is engaged in developing and operating a web-based e-commerce platform. In February 2013, we acquired Strangeloop, a Canadian-based provider of web performance acceleration solutions. In January 2017, we acquired Seculert, a company engaged in cyber-attack detection and HTTP analytics solutions and developing user and entity behavioral analysis “UEBA” solutions.

Recent Major Business Developments

Below is a summary of the major business developments in Radware since January 1, 2016:

•
On January 31, 2017, we announced the acquisition of Seculert, a company engaged in cyber-attack detection and HTTP analytics solutions and developing user and entity behavioral analysis “UEBA” solutions.

•	On April 20, 2016 we announced that we introduced the industry’s first Hybrid Cloud Based Web Application Firewall Service.

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

B.            Business Overview

Overview

We are a leading provider of cyber security and application delivery solutions designed to secure the user digital experience from applications in virtual, cloud and software defined data centers.

We offer a set of products and services that address data center application service level and are designed to solve key challenges with applications’ availability, applications’ response time and data center availability. Our solutions provide application layer service on top of the enterprise or carrier network "front end" applications and, in general, address three primary target markets:

•     Distributed Denial of Service (DDoS) protection market;

•    Application Delivery Controllers (ADCs) market; and

•    Web application firewall (WAF) market.

The Market Opportunity

DDoS Protection - Market Overview

General

We believe that in today's environment, organizations are challenged by an evolving threat of cyber-attacks that, if materialized, could reduce revenues, increase expenses and damage reputation of organizations and other users. In particular, today’s cyber-attackers use sophisticated methods, often equipped with multiple attack-vectors in the same attack campaign, aimed at shutting down or otherwise impairing the operation of datacenters and organizations’ web presence. At the same time, we believe that the simplicity of launching such cyber-attacks and variety of attack tools available are the primary reasons that more organizations are suffering from increased attacks, such as DDoS.

The DDoS protection market has significantly evolved in the past years with multiple solutions designed to defend against the DDoS threat, starting from hardware and software on-premises solutions, in-the-cloud scrubbing centers, DDoS protection managed providers and Internet service providers, or ISPs, who offer value-add DDoS protection services.

Industry Trends

 As DDoS attack characteristics become more complex, organizations are increasingly adopting "hybrid" DDoS mitigation strategies, driving new alliances and consolidation among complementary DDoS mitigation solution providers. For example, in 2015, Akamai became a competitor in the security market by acquiring Prolexic, and in 2016, F5 launched a marketing campaign designed to capture the fast-growing DDoS protection market and acquired defense.net, a DDoS mitigation scrubbing service provider, to offer a hybrid DDoS protection solution (defense.net service was later renamed F5 Silverline). The key trends we identified in this market include the following:

•
While large enterprises and service providers are focused on the technology advantage of the DDoS solutions, medium-sized organizations often balance such criteria with other considerations, like cost and ease of deployment and procurement.

•	Increased adoption of cloud computing, by customers as well as attackers, is creating new types of opportunities and expectations for DDoS mitigation solution providers.

•	Need for DDoS protection solutions provided as software as a service, or SaaS, is increasing.

ADC Solutions- Market Overview

General

In its 2016 Magic Quadrant report for Application Delivery Controllers (ADC), Gartner, a leading market research firm, defined ADCs as follows: ADCs provide functions that optimize delivery of enterprise applications across the enterprise network. ADCs provide functionality for both user-to-application and application-to-application traffic, and effectively bridge the gap between the application and underlying protocols and traditional packet-based networks. This market evolved from the load-balancing systems that were developed in the latter half of the 1990s to ensure the availability and scalability of websites. Enterprises use ADCs today primarily in order to improve the following aspects of their applications: availability; scalability; end-user performance; data center resource utilization; and security. However, the ADC market provides asymmetrical solutions to improve these aspects over a wide range of applications. At the same time, new use cases and deployment models of ADC technology continue to emerge, reflecting significant innovation in the market. These technologies apply across a growing base of enterprise applications that may use the Internet, or may have little or no roots in Internet-based and browser-based technologies.

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

•
IT and data center managers are increasingly minded to the challenges posed by network and application attacks coupled with the need to maintain the availability and integrity of services by improved resistance to cyber-attacks.

•
With the increase of encrypted web communication usage (such as the use of HTTPS, a protocol for secure communication over a computer network which is widely used on the Internet) on the Internet, cyber attackers have found a new channel through which they can gain access into an enterprise network and the sensitive information it contains without being spotted. Enterprises are expecting ADC solutions to offload Secure Sockets Layer (SSL) traffic and provide visibility into SSL-encrypted traffic to various network security tools.

WAF Solutions – Market Overview

General

In its 2016 Magic Quadrant report for Web Application Firewalls (WAF), Gartner, defined the WAF market as follows: The WAF market is driven by a customer's need to protect internal and public web applications when they are deployed locally (on-premises) or remotely (hosted, cloud or as a service). WAFs protect web applications against a variety of attacks, including, most notably, injection attacks and application layer denial of service (DoS). WAFs are deployed in front of web servers to protect web applications against external and internal attacks, to monitor and control access to web applications, and to collect access logs for compliance, auditing and analytics. The primary benefit of WAF is protection for custom web applications' "self-inflicted" vulnerabilities in web application code developed by the enterprise. This is primarily because these vulnerabilities are not entirely addressed by other technologies that guard only against known exploits and protection for vulnerabilities in off-the-shelf web application software.  WAF solutions also integrate well with other network security technology, such as vulnerability scanners, DDoS protection appliances, web fraud detection and database security solutions.

 Industry trends

Despite adoption of WAF technology, primarily by large financial and e-commerce organizations and governmental authorities, many organizations have not yet deployed WAF solutions, especially outside North America, which we believe indicates a potential for future growth. The key trends we identified in this market include the following:

•	Because applications continue to move to private and public cloud infrastructures, adopting a cloud-based WAF becomes more popular.

•	WAF solutions continue to integrate with several other technologies, such as ADC, vulnerability scanners and DDoS mitigation solutions.

Our Competitive Strengths and Strategies

Our Core Assets

Our solutions incorporate proprietary and innovative DDoS protection, WAF and ADC technologies to enable us to provide our customers with highly reliable, efficient and cost-effective cyber-attack mitigation solutions for a variety of applications. We believe our competitive strengths are based on the following key elements:

•
Innovation, proprietary technologies and thought leadership. Being one of the first companies to offer hybrid attack mitigation solutions, we have developed and commercially deployed several generations of our products and solutions. We believe this has given us significant expertise, know-how and leadership in the market for cyber-attack mitigation solutions and we take part in many technology communities, standard organizations and open source projects. At the same time, we continue to invest in research and development of DDoS protection, WAF and ADC technologies in order to introduce new and innovative solutions, which are supported and protected by multiple patents and proprietary rights.

•
Global presence. We have more than 10,000 customers worldwide and have global sales, support and marketing capabilities. For example, we offer global cloud and service infrastructure based on multiple service centers dispersed globally through service data centers in Europe, Asia, North America, South America and Australia. We currently have local presence in 19 countries around the world. As such, our TAC support centers are located to provide  24/7 support service to our customers.

•
Strategic relationships. We have global technology partner alliances with leading vendors such as Cisco Systems, Inc., Check Point Software Technologies Ltd., Hewlett Packard Enterprise HPE, Nokia Corp, (who acquired Alcatel-Lucent), IBM (International Business Machines Corporation). VMware, Inc., and NEC Corp.. We believe these relationships enable us to closely align our product roadmaps with market needs and the product roadmaps of our customers.

•
Customers. Our customers include top-tier banks, stock exchanges, carriers, cloud service providers, internet service providers, retailers and higher-education institutions. We believe this portfolio of high profile customers demonstrates the advantage and recognition of our solution offerings.

•
Independence.  We are an independent developer and provider of cyber-attack mitigation solutions, focused on providing innovative technologies and solutions to this market. We believe that our independence enables us to continue to innovate and deliver advanced, differentiated solutions, and to work with a broader set of partners, providing us a competitive advantage in the industry.

Our Growth Strategy

Our growth strategy is based on several key elements:

•	Focus on holistic solutions. Focus on developing and selling holistic application delivery and security solutions for data centers and cloud applications.

•
Be technology leaders. We aim to offer superior and innovative technology solutions for cloud service providers, software defined data centers (SDDC), and network virtualization for enterprise and service providers.

•
Expand and leverage our strategic relationships. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners, such as Check Point, and Cisco . We intend to further increase our market footprint through OEMs, technology alliances and collaboration with leading cloud and CDN providers as well as through other channel partners.

•
Pursue acquisitions and investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products and/or businesses that enable us to enhance and increase our technological capabilities and expand our products and service offerings.

Our Solutions

General

Our solutions are focused on protecting against cyber-attacks and ensuring optimal application service level for enterprises’ and carriers’ applications and data centers:

•
Application and Network Security - By protecting enterprises and carrier applications and data centers against known and emerging network and application threats in real-time, the layered approach of our application and network security solutions is designed to help organizations mitigate attacks that can be detected and offer a security solution and service that combines a comprehensive set of detection and mitigation tools and services from a single vendor. Our security solutions are designed to provide maximum threat coverage, accurate attack detection and shortest time to protection against numerous types of cyber-attacks that threaten the application infrastructure availability.

•
Application Delivery – Our application delivery solutions are designed to ensure application service levels by improving the availability, performance and security of the application network infrastructure. Our ADC solutions include local and global server load balancing capabilities that integrate web performance optimization (WPO) for application acceleration, application performance monitoring (APM), multi-homing link load balancing, web application firewall (WAF) that enables PCI compliance through mitigation of web application security threats and vulnerabilities, authentication gateway for single sign on and user authentication, Advanced Denial of Service protection (ADoS), bandwidth management, and Defense Messaging signaling to our AMS solution. All features are designed to guarantee application service level.

Our solutions are available as customer fully-owned products, subscriptions or cloud-based services:

Fully-owned products – We offer a range of appliances and virtual appliances (software-based products) for enterprise and carrier data centers, which typically deploy on-premises solutions as part of their IT and application infrastructure.

Cloud services – we offer full enterprise-grade network and application security services as well as web acceleration services, typically for a recurring monthly fee (also known as software-as-a-service, or SaaS, offering). Our cloud services are designed for enterprises that are looking for a fully managed service or service providers who desire to ramp up services without the initial investment associated with acquiring equipment and establishing a management center.

Product and feature subscriptions – We offer subscriptions to our base products (Application & Network Security and Application Delivery solutions) value-add features and capabilities as subscriptions. The subscriptions are typically offered as yearly activation licenses.

Application and Network Security Solutions Offering

Our application and network security offering for enterprises’ and carriers’ applications and data centers is available as cloud security services, fully owned products or hybrid solutions. Our security offering protects the application infrastructure against network and application downtime, application vulnerability exploitation, malware spread, information theft, web application attacks, and web applications defacement.

Application and Network Security – Cloud Services

o
Cloud DDoS Protection Service. Our Cloud DDoS Protection Services provide a full range of enterprise-grade DDoS protection services in the cloud. Based on our DDoS protection technology, it provides organizations wide security coverage, accurate detection and short time to protect from today’s dynamic and evolving DDoS attacks. We offer a multi-vector DDoS attack detection and mitigation service, handling attacks at the network layer, server-based attacks, and application-layer DDoS attacks. The solution includes protection against volumetric and non-volumetric attacks, SYN flood attacks, "low & slow" attacks, HTTP floods, SSL-based attacks and more.

 Our Cloud DDoS Service is offered in multiple deployment options to meet an organization’s specific needs:

•	Our Hybrid Cloud DDoS service –integrates with our on-premise DDoS protection device in its data center.

•
Our Always-On Cloud DDoS Service (provides always-on protection where traffic is always routed through Radware's cloud security POPs (Points of Presence) with no on-premise device required for detection and mitigation.

•	Our On-Demand Cloud DDoS Service - protects against Internet pipe saturation and is activated when the attack threatens to saturate the organization’s Internet pipe.

•
Cloud WAF Service - Our Cloud WAF Service provides enterprise-grade, continuously adaptive web security protection and is based on our ICSA Labs certified web application firewall. Cloud WAF includes full coverage of OWASP Top-10 threats and automatically adapts the protections to evolving threats and protected assets.

Application and Network Security – Products

o
DefensePro Attack Mitigation Device. DefensePro® is a real-time network attack prevention device that protects the user’s application infrastructure against network and application downtime, application vulnerability exploitation, malware spread, network anomalies, information theft and other emerging network attacks at up to 400-Gigabit speeds.

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

o
DefenseFlow Cyber Command and Control application. DefenseFlow® is a network-wide cyber command and control application that helps service providers to automate network security incidents response. DefenseFlow acts as a cyber-defense control-plane that collects and analyzes multiple sources of security telemetries and, based on this information, applies designated intelligent security actions. In order to handle multiple services, tenants or network elements with minimal effort and still maintain a reasonable TCO, DefenseFlow employs algorithmic capabilities that enable the automation of common NOC/SOC operations within cyber-attack mitigation workflows. These include new service provisioning, mitigation activation, traffic diversion and attack termination. This enables service providers to handle large amounts of customers efficiently and with minimal errors.

Application and Network Security – Services and Subscriptions

o
Emergency Response Team (ERT) Service. Our ERT team provides 24x7 security and product expert support for hands-on attack mitigation assistance from a single point of contact. The ERT provides expertise needed by the customer during prolonged, multi-vector attacks. This includes working closely with customers to decide on the diversion of traffic during volumetric attacks, assisting with capturing files, analyzing the situation and ensuring the best mitigation options are implemented. We also offer a premium level ERT service, our ERT Premium, which offers a managed service on top of our attack mitigation system or as part of our attack mitigation service. The ERT Premium service is an extended set of services that includes 24x7 monitoring and blocking of cyber-attacks that threaten the availability or integrity of the organization application and IT infrastructure.

o
Security Updates Service (SUS) Subscription. Our SUS service consists of periodic updates, emergency updates, and custom filters, which are supported by our own security operations center for vulnerability and exploit detection; security risk assessment; and threat mitigation support services. The service provides immediate and ongoing security updates to protect customers against the latest threats.

o
RSA Fraud Action Feed Subscription. This subscription-based service provides protection from fraud and phishing attacks based on RSA 24x7 Anti-Fraud Command Center (AFCC). This includes protecting network users from financial fraud, information theft, and zero-minute malware spread. By subscribing to this service, customers receive updates about malicious fraud and phishing sites that are downloaded automatically to DefensePro every defined period, and block access to malicious sites from within the organization.

Application Delivery Solutions Offering

Our application delivery controller (ADC) and application load balancing solutions are designed to simplify operations while ensuring business applications resilience and application SLA.

Application Delivery – Cloud Services

o
Cloud Web Acceleration Service. Our Cloud Web Acceleration Service speeds up web applications by up to 40% and eliminates the need to continuously invest development resources in code optimization per browser or device type. Based on our FastView technology, Cloud Web Acceleration Service continuously monitors the web application and automatically optimizes its content for faster delivery to the end user, according to device type and web browser. It provides acceleration for most web applications; ensuring end users get improved experience while browsing web sites. Using dozens of web performance optimization techniques per page and on the file, it helps save development resources required for manual code and content optimization.

Application Delivery – Products

o
Alteon® NG Application Delivery Controller/Load Balancer. Alteon NG is our next generation ADC. It provides advanced, end-to-end local and global load balancing capabilities for Web, cloud and mobile based applications. Alteon NG is built from the ground up to allow application SLA. Alteon NG innovatively leverages several next-generation services, bundling FastView Web Performance Optimization (WPO), HTTP/2.0 Gateway, Application Performance Monitoring (APM), AppWall Web Application Firewall (WAF), Authentication Gateway, Advanced Denial of Service (ADoS), bandwidth management, as well as SSL off-loading and SSL inspection security gateway – a feature that enables organizations to oversee outgoing encrypted traffic and filter using content security gateways. All Alteon NG platforms are designed with comprehensive fault isolation of each ADC instance (vADC). Our vADC per application approach, along with the ability to scale up or scale out, is offered on all our Alteon NG platforms and form factors including ADC-VX, Alteon Virtual Appliance (VA), Alteon VA for NFV and Alteon VA for cloud environment.

o
LinkProof NG Multi-homing. LinkProof® NG is a next-generation multi-homing and enterprise gateway solution that allows service level availability and continuous connectivity of enterprise and cloud-based applications. It is an application-aware multi-homing and link load balancing module that delivers 24/7 continuous connectivity and service level assurance, improved performance and cost-effective scalability of bandwidth for corporate and cloud-based applications.

o
FastView - Web Performance Optimization and Acceleration. FastView® is a web performance optimization (WPO) module that enables faster websites and web-based applications. It combines the power of its Web performance optimization (WPO) module and technology, together with an embedded HTTP/2 gateway. Each one of those modules provides a different set of capabilities that accelerate the delivery of web applications to all types of end-user devices and browsers (e.g. desktops/mobile, etc.). FastView transforms front-end optimization (FEO) from a lengthy and complex process to an automated function. This FEO is performed in real time, accelerating web application response time out-of-the-box. FastView is also available in other modes, including for SAP applications (primarily designed to accelerate SAP applications for the customer’s global workforce, partners and customers) and as a cloud-based service.

Application Delivery – Subscription-based Offering

Alteon customers can experience our next generation services by purchasing a yearly subscription license bundle per Alteon device. Subscription-based services include:

o	FastView web performance optimization (WPO) module

o	Application Performance Monitoring (APM) module

o	AppWall web application firewall module

Management and Monitoring Solutions Offering

Deploying and managing globally distributed application delivery and network security services can be a highly complex task. We offer monitoring solutions, organizations can centrally manage and monitor the health, real-time status and performance of its application delivery structure.

We offer the following management and monitoring solutions:

o
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

o
Application Performance Monitoring (APM). APM is our end-to-end monitoring solution that assures full application SLA. It provides complete visibility into our customers’ applications' performance with a breakdown by application, location or specific transaction. APM allows our customers to proactively maintain application performance and protect SLAs with real-time error detection and the ability to track real user transactions and response time. It provides historical reports with drilldown-able granular analysis based on user-defined SLA, while providing measurements of the delay per each application delivery chain segment, including data center time, network latency and browser rendering time.

o
vDirect. vDirect is our service orchestration and automation engine, designed for software-defined data centers and clouds. With vDirect, customers can automate their data centers across all of Radware devices. In addition, vDirect integrates the Radware devices with leading network virtualization and orchestration solutions such as VMware vCloud Director, VMware vCenter Orchestrator, VMware vFabric Application Director Cloud Management, VMware NSX, Cisco ACI, OpenStack and others. vDirect exposes a range of APIs such as ReST, HTTP/HTTPS, Soap, Java and CLI to allow 3rd party systems to consume its capabilities.

Recent Product Activities

During 2016, our key activities regarding our cloud services and products offering consisted of the following:

We have launched a new carrier-grade Application Delivery Controllers platform - Alteon 8820. The 8820 platform provides up to 200Gbps of total throughput with up to 100 vADC instances and supports 100GE ports. It offers advanced capabilities such as ADC virtualization, integrated application acceleration and on-demand scalability needed to meet mobile carrier and large enterprise data center and network needs.

We have launched a new mid-range Application Delivery Controllers platform - Alteon 6024 - designed for carriers, mobile operators and very large enterprises. The 6024 platform offers wide on-demand scalability of 30-80Gbps throughput with up to 32 vADC instances.

We have launched SSL Inspect solution for scalable and highly-available security services infrastructure with Alteon NG. Alteon SSL Inspect Solution provides policy-based security services chaining for seamless traffic steering through multiple security solutions, while eliminating the SSL blind spot.

We have launched DefensePro VA, a virtual appliance form factor for our award winning DefensePro product line. DefensePro VA can run as software on x86 commercially off the shelf (COTS) hardware reaching network throughputs up to 20Gbps. DefensePro VA fits enterprises that deploy SDDC solutions or cloud service providers who need to deliver agile security services.

We have launched a Cloud Content Delivery Network (CDN) Service that provides content to end-users from the nearest location to improve user experience, shorten website response times, and offload customer compute capacity. We are partnering with Verizon to deliver this Cloud CDN service.

We have continued our cloud offering build-up by introducing the Always-On Cloud DDoS Protection services and On-Demand Cloud DDoS Protection Services. Both services are fully-managed, cloud-based DDoS protection services that are designated for enterprises with no on-premises solution. We have relaunch the DefensePipe service which is now called Hybrid Cloud DDoS Protection Service that augments customers who already have on-premises DefensePro solution by adding volumetric attacks mitigation in the cloud.

We have introduced the Operator Toolbox, an automation mechanism in APSolute Vision Management console providing the benefit of streamlined execution of complex operations, automation of common recurring tasks, while reducing of manual errors and overhead associated with administrative tasks. It uses the integrated Radware vDirect technology to execute vDirect Configuration Templates based on a shared script repository. This mechanism allows the ADC and Security administrators to automate an array of ADC or security -related operations, thus substantially increasing the administrator’s productivity.

•	Technology partnerships and integrations.

o
We have continued our investment in the OEM agreement with Cisco for DDoS Mitigation, providing Radware virtual DefensePro appliance for Cisco FirePOWER next generation Firewalls series 9000 and series 4100.

o	We have continued our investment integrating Radware ADC and AMS solutions with Cisco next generation and software defined data center technologies.

o	We have continued our investment integrating DefenseFlow with leading Netflow collection solutions.

o
We have integrated our AppWall web application firewall with HPE WebInspect dynamic application security testing (DAST) product line to provide a real-time security patching solution for web applications in agile and continuous delivery environments. AppWall detects and patches vulnerable resources automatically whenever an application resource change is introduced. The integrated solution is designed for web application development environments that deploy DevOps methodology.

Sales and Marketing

Sales.  We market and sell our products primarily through indirect sales channels that consist of distributors and resellers located in the Americas (including the U.S., Canada and CALA), Europe and Asia. In addition, we generate direct sales to select customers mainly in the United States. Our direct sales channels are supported by our sales and marketing managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2016, we had a total of 197 sales and marketing personnel, of which 76 persons were employed in the Americas with locations in various countries, mainly in the United States. We have subsidiaries and representative offices and branches in several countries, which promote and market our products and provide customer support in their respective regions.

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

We have entered into co-marketing arrangements with companies in other complementary sectors in order to broaden our customer base by selling joint solutions comprised of such complementary products. As an example, an applications vendor may sell our Alteon® to its customers in conjunction with its application in order to load-balance and optimize the application performance. We established such co-marketing arrangements with, among others: Xura (previously Comverse); Hewlett Packard Company; IBM, Inc.; Microsoft Corporation; Oracle Corporation; SAP AG.; Juniper Networks, Inc.; VMWare, Inc.; Red Hat Limited; NEC Corporation; Verint Americas, Inc.; Cisco Systems Inc.; Alcatel-Lucent; Nokia Networks Ericsson Inc. However, there is no assurance that the above co-marketing and strategic alliance agreements would result in a substantial increase in our revenues.

Strategic Alliances and OEM Agreements.  We have entered into strategic alliances and OEM agreements with other software and hardware vendors, as well as mutual channel information sharing arrangements, where products can either be branded with our name or the vendor’s name. We believe that these companies have significant customer relationships and offer products which complement our products.

For example, in May 2012, we entered into an agreement with Check Point Software Technologies Ltd., whereby certain of Check Point’s appliances will be based on our attack mitigation solutions, and in 2015, we signed an OEM agreement with Cisco for DDoS Mitigation, providing our virtual DefensePro appliance for Cisco FirePOWER 9300 security service platform for service providers and 4100 security service platform for enterprise.

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

We have a globally diversified end-user base, consisting of corporate enterprises, including banks, insurance companies, manufacturing and retail companies, government agencies and media companies, and service providers, such as telecommunication carriers, internet service providers, cloud service providers and application service providers. Customers in these different vertical markets deploy Radware products for availability, performance and security of their applications from headquarters to branch offices.

In 2016, approximately 43% of our sales were in the Americas (principally in the United States), 27% were in Europe, Middle East and Africa (“EMEA”) and 30% in Asia-Pacific, compared to 41%, 29% and 30%, respectively, in 2015, and 42%, 25% and 33%, respectively, in 2014. Other than the United States, which accounted for 35% of our total revenues in 2016, no other single country accounted for more than 10% of our sales for 2016.

In 2016, approximately 56% of our sales derived from product sales and 44% derived from service sales, compared to approximately 63% and 37%, respectively, in 2015 and 63% and 37%, respectively, in 2014. We believe that this reflects our strong product installed base that drives a demand for our support and managed services and maintenance as well as a decline in our product sales.

In 2016, approximately 69% of our sales derived from the enterprise market and 31% derived from the carrier market, compared to approximately 71% and 29%, respectively, in 2015 and 68% and 32%, respectively, in 2014.

For the years ended December 31, 2016, 2015 and 2014, no single customer accounted for more than 10% of our sales. As of December 31, 2016, 2015 and 2014, no single customer represented more than 10% of our trade receivables balance.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see “Item 5A – Operating and Financial Review and Prospects – Operating Results”.

Seasonality

Our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in our sales and by seasonal purchasing patterns of some of our customers. Some of our customers plan their annual purchasing budget at the beginning of each year which causes operating results in our first quarter of the year to be typically lower than other quarters. In addition, our operating results in the fourth quarter tend to be higher than other quarters as some of our customers tend to make greater capital and operational expenditures as well as expenditures relating to service renewals towards the end of their own fiscal years, thereby increasing orders for our products, support and subscription services in the fourth quarter.

Customer Support Services

Our technical team, which consisted of 240 employees worldwide as of December 31, 2016, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products.  In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third party contractors.

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

As of December 31, 2016, our research and development staff consisted of 318 employees and 71 subcontractors. Research and development activities take place mainly at our facilities in Israel; Bangalore, India, Vancouver, Canada; and North Carolina, United States. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Security, Application Delivery and Management groups. Within those groups the organization is divided according to our existing product solutions.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to the Chief Operating Officer.

See also below under "Government Regulations – Israeli Innovation Authority.”

Manufacturing and Suppliers

Our quality assurance testing, final integration, packaging and shipping operations as well as part of our final assembly activities are primarily performed at our facility in Jerusalem, Israel. All of our products are Underwriters Laboratories (UL) and ISO 9001:2008 compliant and some of them have also achieved significant industry certifications, such as DefensePro (for the Common Criteria Evaluation & Validation Scheme (CCEVS) EAL4+ through the National Security Agency (NSA) program) and AppWall (ICSA certification for Web Application Firewall).

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

In 2016, we primarily relied on two ODMs to manufacture and to supply our hardware platforms, whereby approximately 64% of our direct product costs were from one of these vendors and 16% were from the other vendor. There are also two additional vendors from whom we buy components for main accessories – in 2016, we purchased 10% of such accessories from one of these vendors and 3% from the other.

We conduct a BCP (business continuity plan) with all our vendors to ensure an immediate recovery in case of crisis that might jeopardize the supply of our products. However, if we are unable to continue to acquire those platforms or components from these platform manufacturers and vendors on acceptable terms, or should any of these suppliers cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, although we believe we have levels of inventory that will assist us to transition to alternate suppliers smoothly.

Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology.  We have a policy that requires our employees to execute employment agreements, including confidentiality and non-competition provisions.

We have registered trademarks for, among others, Radware®; Radware Logo: ®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; Triangulation®; SmartNat®; StringMatch Engine®; Web Server Director®; Fireproof®; SecureFlow®; APSolute Vision®; VAdapter®;VADI® (Virtual Application Delivery Infrastructure); vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; TeraVIP®; Virtual Director®; and DefensePipe® and we have trademark applications pending for, among others, “ADC Fabric™”, “ADC-VX”™, “Inflight”™, “ADC Fabric”™ and “Virtual DefensePro”™. We own registered U.S. copyrights in all of our primary software product lines.

We have registered patents in the United States for, among others, our triangle redirection method used for the global load balancing in our AppDirector product; our mechanism for efficient management and optimization of multiple links used in our LinkProof product; our method for load balancing by global proximity used in our AppDirector product; our method for controlling traffic on links between autonomous Border Gateway Protocol (BGP) systems; the stateful distribution of copied SSL traffic; the transparent inspection of encrypted client traffic; our passive monitoring and event detection mechanisms used for business event monitoring in our Inflight product; the activation of multiple virtual services on a switching platform; the behavioral analysis and detection of zero-day and DoS network attack patterns in our DefensePro product; our hypertext transfer protocol (HTTP) DoS attack mitigation behavioral mechanisms in our DefensePro; a geographically based traffic distribution; a generic proximity based site selection for global load balancing; an internal hardware connectivity plane architecture; and a specific proximity based site selection for global load balancing of HTTP transactions implemented in our Alteon products. In 2016, we were granted additional patents in the SDN field, around a new concept of cyber control and automation for our DefenseFlow Product.

We have pending patent applications and provisional patents in connection with several methods and features used in our products or that we plan to implement in the future, such as advanced algorithms for cyber detection defending against new kinds of attacks (BurstIoT related attacks, detection of attacks within AWS etc.), patent applications around the cyber control and automation (DefenseFlow) and around ADC for SDDC adapted for containerized environments. In 2016, we have expanded our cyber domains by entering into a new domain of CTI (Cyber Threat Intelligence) and added provisional patents for proactive incidents response based on sequence matching algorithms and a new concept of programmable security sensor adapted to act as a DefenseFlow client. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged.  In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. See “Item 8. Financial Information – Legal Proceedings” for a discussion of intellectual property litigation. Our competitors may be able to design around a patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

Our principal competitors are:

in the Application and Network Security space:

o	Equipment manufacturers (DDoS Protection): Netscout Systems Corp. (Arbor Networks); F5 Networks Inc.

o	Cloud service providers (DDoS protection): Akamai Technologies, Inc. (Prolexic); Neustar; Verisign; F5 and Imperva, Inc. (“Imperva”; Incapsula, Inc.).

o	Equipment manufacturers (WAF): Imperva; F5; Akamai.

in the Application Delivery solutions space:

o	Equipment manufacturers: F5 Networks, Inc.; Citrix Systems, Inc.; A10 Networks, Inc.

o	Cloud service providers: Amazon Web Services

We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may also form alliances with or acquire competing providers of Application Delivery or Application and Network Security solutions and emerge as significant competitors.

Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs, which may impair our ability to increase profitability. Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth. We believe that our success will depend primarily on our ability to provide more technologically advanced and cost-effective Application Delivery and Application and Network Security solutions, and more responsive customer service and support, than our competitors.  However, we cannot assure you that the products we offer will compete successfully with those of our competitors. Furthermore, should competition intensify, we may have to reduce the prices of our products which will negatively impact our business and financial condition. See also above under “Business Overview – Our Competitive Strengths and Strategies”.

Government Regulations

Environmental Regulations

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. The “RoHs” and RoHs II Directives require products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances. Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive) requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products. We are currently in compliance with the RoHs and WEEE regulations and ISO 14001 standards (re Environmental Management Systems).

Israeli Innovation Authority

From time to time, eligible participants may receive grants under programs of the IIA. Grants received are generally repaid through a mandatory royalty based on revenues from the sale of products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the IIA’s program and with the provisions of the R&D Law.

Under the R&D Law, research and development programs that meet specified criteria and are approved by the Research Committee of the IIA are eligible for grants usually of up to 66% of certain approved expenditures of such programs, as determined by said committee. In exchange, the recipient of such grants is required to pay the IIA royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived therefrom (including ancillary services in connection therewith), up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to third parties in Israel without the approval of the Research Committee.  Such approval is not required for the export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to third parties outside Israel, except in certain special circumstances and subject to the IIA’s prior approval. The IIA may approve the transfer of IIA-funded know-how outside Israel, generally in the following cases: (a) the grant recipient pays to the IIA a portion of the sale price paid in consideration for such IIA-funded know-how (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest), (b) the grant recipient receives know-how from a third party in exchange for its IIA-funded know-how, or (c) such transfer of IIA-funded know-how arises in connection with certain types of cooperation in research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the IIA of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new non-Israel interested party to undertake to the IIA to comply with the R&D Law.  In addition, the rules of the IIA may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify us that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The Israeli authorities have indicated in the past that the government may further reduce or abolish the IIA grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive. In addition, a recent amendment to the R&D Law provides the IIA with authority to establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the new authority may make.

Since 2001, we have not had any liability to pay royalties to the IIA. In addition to grants we received in previous years, which were either fully repaid or non-royalty bearing, during 2012-2014 we received grants from the IIA to fund certain other research and development projects as part of our participation in the MAGNET Consortium Program, which is a program that sponsors innovative generic industry-oriented technologies to strengthen the country’s technological expertise and enhance competitiveness. These grants do not bear any royalty repayment obligations. In 2012, 2013 and 2014 we received $0.3 million, $0.4 million, and $0.3 million respectively, in IIA grants under such MAGNET programs.

In 2016, we were qualified to participate in three projects funded by the IIA to develop generic technology relevant to the development of our products. We were eligible to receive grants constituting between 30% and 50% of certain research and development expenses relating to these projects. The grants under these projects are not required to be repaid by way of royalties. In 2016, we received a total of $ 0.9 million from the IIA projects and we anticipate receiving approximately $0.2 million in 2017 in connection with 2016 approved projects.

C.          Organizational Structure

We have a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in the United States.  We also have subsidiaries in Australia, France, Germany, the United Kingdom, Italy, Japan, Singapore, Korea, Canada, India, Israel, China and Hong Kong, most of which typically conduct the sales and marketing of our products in their respective locations. We have also established representative offices in Taiwan and Spain. Our subsidiaries include:

Name of Subsidiary	Country of Incorporation
Radware Inc.	New Jersey, United States of America
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*	Israel
Radware Canada Holdings Inc.	Canada
Seculert Ltd.	Israel
Radware Iberia, S.L.U.	Spain

* We own 91% of this subsidiary. All other listed subsidiaries are wholly owned.

Yehuda Zisapel, one of our co-founders and shareholders, is the Chairman of our Board of Directors and the father of Roy Zisapel, our President, Chief Executive Officer and director.  Individually or together with his brother, Zohar Zisapel, who is also one of our shareholders, and with Nava Zisapel, Yehuda Zisapel is also a founder, director and/or principal shareholder of several other companies which, together with our Company and our subsidiaries listed above are known as the RAD-Bynet Group. These companies include, among others:

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
RAD Data Communications Ltd.
RADHEAR Ltd.
Radiflow Ltd.

RADWIN Ltd. SecurityDam Ltd. Silicom Ltd.
The RAD-Bynet Group also includes several other holdings, real estate companies, biotech and pharmaceutical companies and the above list does not constitute a complete list of the holdings of Messrs. Yehuda and Zohar Zisapel.

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

D.            Property, Plants and Equipment

General. We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey and North Carolina in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $5.4 million in 2016 compared to $5.0 in 2015.

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

In addition, we lease approximately 3,600 square feet of space in Jerusalem for development facilities from a company owned by Yehuda, Nava and Zohar Zisapel. The lease expires in August 2020. We also sublease approximately 15,000 square feet for warehousing in Jerusalem from a company owned by Yehuda, Nava and Zohar Zisapel. The lease expires in August 2019. For more information, see “Item 7 - Major Shareholders and Related Parties Transactions.”

Other locations. In the United States, we lease approximately 16,900 square feet of property, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, in Mahwah, New Jersey from a company owned by Yehuda, Nava and Zohar Zisapel.  The lease expires in December 2017. For more information, see – “Item 7 - Major Shareholders and Related Party Transactions.”

We lease approximately 3,800 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in September 2018. In addition, we lease approximately 2,400 square feet of property in San Mateo, California the lease for which will expire in August 2018 and we lease approximately 5,700 square feet of property in Sunnyvale, California, the lease for which will expire in December 2021. We also lease approximately 2,000 square feet of property in Chicago, Illinois, the lease for which will expire in October 2017.

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

A.          Operating Results

Overview

 We are a leading provider of cyber security and application delivery solutions designed to secure the user digital experience from applications in virtual, cloud and software defined data centers. We began selling our products in 1997, and currently have local offices, subsidiaries or branches in 15 countries in Asia-Pacific, Europe and the Americas.

We sell to a large extent through sales channels such as resellers and distributors whereas most of our direct sales are to strategic customers.

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

In the years ended December 31, 2016, 2015 and 2014, revenues derived from sales of the Company's products constituted approximately 56%, 63% and 65%, respectively, of our total revenues, with the remaining revenues being derived from service for product support. A significant portion of our revenues is derived from repeat product sales to existing customers, and we expect that repeat product sales will continue to account for a significant portion of such revenues in the future. As our installed base of products grows, service revenues are also generally expected to increase.

Critical Accounting Policies

In many cases, the accounting treatment of a particular transaction is specifically dictated in U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would produce a materially different result.  Our management has reviewed these critical accounting policies and related disclosures with our Audit Committee. See note 2 to our consolidated financial statements included elsewhere in this annual report, which contains additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

Our management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue recognition;

Investment in marketable securities;

Goodwill;

Impairment of long lived assets and intangible assets subject to amortization;

Stock-based compensation; and

Income taxes.

Revenue Recognition.  We derive revenues mainly from sales of products, post-contract customer support or PCS and subscriptions. Our products are sold primarily through distributors and resellers, all of which are considered end-users.

Revenues from product sales are recognized in accordance with Accounting Standards Codification (“ASC”) No. 605, "Revenue Recognition", when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, and collectability is reasonably assured.

Revenues from PCS, which represents mainly software updates, help desk support, unit replacement or repair, and security update services, and revenues from subscriptions are recognized ratably over the term of the agreement, which is typically between one year and three years.

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

We record a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 1.0 million and $1.4 million as of December 31, 2016 and 2015, respectively.

Deferred revenues include unearned amounts received under post-contract customer support and subscription agreements, and are classified in short and long-term based on their contractual term. Deferred revenues amounts which represent uncollected amounts are offset against account receivables.

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

We recognize an impairment charge when a decline in the fair value of our investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2014, 2015 and 2016, we did not record any other-than-temporary impairment loss with respect to our marketable securities.

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

We operate in one operating segment, and this segment comprises its only reporting unit. We perform assessment of qualitative factors during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. This analysis determined that no indicators of impairment existed for 2015 and 2016.

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

During 2014, 2015 and 2016, no impairment losses were recorded.

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

During 2016, we approved the repricing of 667,750 stock options for several employees and senior management, previously granted under the Stock Option Plans. As a result, the exercise price of the options was lowered to a price per share lower than the original grant exercise price, but a higher price than the known share’s closing price on NASDAQ on the modification date. There was no change in the number of shares subject to each option, vesting or other terms of the options. The incremental expense for the repricing of the options is approximately $1.2 million. For the year ended December 31, 2016, we recorded expenses totaling $360,000 associated with the repricing.

Income Taxes. We account for income taxes in accordance with ASC No. 740, "Income Taxes". This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized. Deferred tax liabilities and assets are classified as non-current in accordance with Accounting Standard Update (“ASU”) No. 2015-17 (see also Note 2(ab) to our consolidated financial statements). ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is only addressed if the first step has been satisfied (i.e. the position is more likely than not to be sustained) otherwise a full liability in respect of a tax position not meeting the more likely than not criteria is recognized. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We accrue interest and penalty, if any related to unrecognized tax benefits in its taxes on income. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2016 and 2015 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 12 to our consolidated financial statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “Results of Operations – Taxes” below.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09 "Revenue from Contracts with Customers" (ASU 2014-09). ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The guidance permits the use of either a retrospective or cumulative effect transition method. While we have not yet selected a transition method, we made progress toward completing our evaluation of the potential changes from adopting this new standard on our financial reporting and disclosures. We formed an implementation work group and expect to complete the evaluation of the impact of the accounting and disclosure changes on our business processes, controls and systems throughout 2017, design any changes to such business processes, controls and systems, and implement the changes before the end of 2017. Based on our current analysis, one of the potential effect, if any, will be related to incremental costs that are related to sales from contracts signed during the period would require capitalization. The FASB has issued, and may issue in the future, interpretive guidance, which may cause our evaluation to change. We continue to assess all potential impacts under the new revenues standard. Our management believes that we are following an appropriate timeline to allow for proper recognition, presentation and disclosure upon adoption effective the beginning of fiscal year 2018.

In November 2015, the FASB issued ASU No. 2015-17 “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” (ASU 2015-17). ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet statement of financial position. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. We adopted this standard in the fourth quarter of 2015 on a retrospective basis.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU will be effective for us in the first quarter of 2019. We are evaluating the impact of the adoption of this update on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. This ASU simplifies several aspects of the accounting for employee share-based payments including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. This ASU will be effective for us in the first quarter of 2017. Our adoption of ASU 2016-09 will not have a material impact on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), which intends to reduce diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. This guidance will be effective for us in the first quarter of 2018. We are currently evaluating the impact this ASU will have on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04,  "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 will simplify the subsequent measurement of goodwill by eliminating the second step from the goodwill impairment test. ASU 2017-04 would require applying a one-step quantitative test and recording the amount of goodwill impairment as the excess of the reporting unit's carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. ASU 2017-04 does not amend the optional qualitative assessment of goodwill impairment. The amendments in ASU 2017-04 are effective for annual or any interim goodwill impairment tests for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact of the standard on our future financial statements and disclosures.

For information with respect to ASU No. 2014-09 and other recent accounting pronouncements, see Note 2(ab) to our consolidated financial statements included in this annual report.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2016, 2015 and 2014, including the following tables, which present selected financial information data in dollars and as a percentage of total revenues, are based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2016	2015		2014
	(U.S. $ in thousands)
Revenues:
Products	$110,186	$136,793	*	$143,466	*
Services	86,399	79,773	*	78,426	*
	196,585	216,566		221,892
Cost of revenues:
Products	27,320	29,159		29,448
Services	8,375	9,041		10,248
	35,695	38,200		39,732
Gross profit	160,890	178,366		182,160
Operating expenses:
Research and development, net	51,732	49,987		44,081
Sales and marketing	103,774	93,347		93,203
General and administrative	18,133	17,033		19,797
Total operating expenses	173,639	160,367		157,081
Operating income (loss)	(12,749)	17,999		25,079
Financial income, net	5,741	5,867		5,802
Income (loss) before taxes on income	(7,008)	23,866		30,881
Taxes on income	(1,651)	(5,297)		(5,931)
Net income (loss)	(8,659)	18,569		24,950

The breakdown between product and service revenues for 2015 and 2014 was reclassified to include most subscription revenues in product revenues rather than allocating some to product and some to service revenues, which has resulted in a change to previously published figures for the periods ended December 31, 2015 and December 31, 2014, respectively.

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of our total revenues:

	2016	2015	2014
Revenues:
Products	56%	63%	65%
Services	44	37	35
	100	100	100
Cost of Revenues:
Products	14	13	13
Services	4	4	5
	18	18	18
Gross profit	82	82	82
Operating expenses:
Research and development, net	26	23	20
Sales and marketing	53	43	42
General and administrative	9	8	9
Total operating expenses	88	74	71
Operating income (loss)	(6)	8	11
Financial income, net	3	3	3
Income (loss) before taxes on income	(3)	11	14
Taxes on income	(1)	(2)	(3)
Net income (loss)	(4)%	9%	11%

Comparison of Years Ended December 31, 2016, 2015 and 2014

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

Our operating results in 2016 weakened compared to 2015, resulting in an operating loss of $12.7 million compared to operating income of $18.0 million in 2015.

Sales in 2016 were $196.6 million compared with sales of $216.6 million in 2015 a decrease of 9%.

Sales in 2015 were $216.6 million compared with sales of $221.9 million in 2014, a decrease of 2%.

The following table provides a breakdown of our revenues (dollars in thousands) by type of revenues both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

	2016		2015			2014			% Change 2016 vs. 2015	% Change 2015 vs. 2014
Products	110,186	56%	136,793	*	63%	143,466	*	65%	(19)%	(5)%
Services	86,399	44%	79,773	*	37%	78,426	*	35%	8%	2%
Total	196,585	100%	216,566		100%	221,892		100%	(9)%	(2)%

*The breakdown between product and service revenues for 2015 and 2014 was reclassified to include most subscription revenues in product revenues rather than allocating some to product and some to service revenues, which has resulted in a change to previously published figures for the periods ended December 31, 2015 and December 31, 2014, respectively.

The following table shows a breakdown of our total revenues (dollars in thousands) by geographical distribution both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

	2016		2015		2014		% Change 2016 vs. 2015	% Change 2015 vs. 2014
North, Central and South America (principally the United States)(*)	84,733	43%	88,685	41%	93,486	42%	(4)%	(5)%
EMEA (Europe, the Middle East and Africa)	53,724	27%	62,689	29%	55,375	25%	(14)%	13%
Asia-Pacific	58,128	30%	65,192	30%	73,031	33%	(11)%	(11)%
Total	196,585	100%	216,566	100%	221,892	100%	(9)%	(2)%

(*) For the years ended December 31, 2016, 2015 and 2014, our revenues from the United States were $68.0 million, $69.1 million and $75.9 million, respectively, representing 35%, 32% and 34% of total revenues for these years, respectively.

Other than the United States, no other single country accounted for more than 10% of our sales for the years ended December 31, 2016, 2015 and 2014.

In 2016, our product sales decreased by 19%, to $110.2 million, compared to $136.8 million in 2015. The decrease in our product sales is attributed to a gradual change in our sales model which is reflected by the shift to subscription sales format as well as challenging conditions in our international business.

In 2016, our service sales increased by 8% to $86.4 million, compared to $79.8 million in 2015. This increase in service sales is attributed primarily to (1) the continued growth of our installed base and (2) an increase in our service offerings.

During 2016, our revenues (excluding revenues derived from the Radyoos web-based e-commerce platform) from the enterprise market represented approximately 69%, whereas revenues from the carrier market represented approximately 31% of our revenues, compared to 71% and 29%, respectively, in 2015.

Our revenues in the Americas decreased by $4.0 million, or 4% year-over-year, mainly as a result of the shift to subscription sales format. The EMEA region experienced a decline of 14% compared to 2015. The decrease was primarily due to lower products revenue resulting from the shift to subscription sales as well as a result of overall soft market conditions. Revenues from the Asia-Pacific region decreased by $7.1 million, or 11% year- over-year, mainly due to challenging conditions in some of the major countries, mainly in China, Japan and Australia.

The breakdown between product and service revenues for 2015 and 2014 was reclassified compared to the 2015 Form 20-F and 2014 Form 20-F filings, respectively, to include most subscription revenues in product revenues rather than allocating some to product and some to service revenues.

In 2015, our product sales decreased by 5%, to $136.8 million, compared to $143.5 million in 2014. The decrease is attributed to revenues decrease at Radyoos web-based e-commerce platform due to the introduction of new web browsers and operating systems that limit or prevent these types of applications from being installed and/or remain in active use.

In 2015, revenues from service sales increase by 2% to $79.8 million, compared to $78.4 million in 2014. This increase in service sales is attributed to the continued growth of our installed base and of our service offering.

During 2015, our revenues (excluding revenues derived from the Radyoos web-based e-commerce platform) from the enterprise market represented approximately 71% whereas revenues from the carrier market represented approximately 29% of our revenues, compared to 68% and 32%, respectively, in 2014.

Our revenues in the Americas decreased by $4.8 million, or 5% year-over-year, mainly as a result of the decrease in revenues derived from the Radyoos web-based e-commerce platform, as explained above. The EMEA region improved compared to 2014, growing by 13% year-over-year. We believe this is a result of continuous recovery experienced in some of the European countries. Revenues in the APAC region decreased by $7.8 million, or 11% year- over-year, mainly due to specific local regulations along with challenging market conditions in some of the major countries, mainly in China, Japan and Australia.

Cost of Revenues.

Cost of revenues refers to both products and service revenues and consists primarily of the cost of circuit boards and other components required for the assembly of our products, salaries and related personnel expenses for those engaged in the final assembly and in providing support and maintenance service of our products, amortization of acquired technology and other overhead costs. Most of our cost of revenues expenses are not fixed costs and are directly related to our revenues.

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures (dollars in thousands) and as a percentage of the relative product and services revenues:

	2016		2015		2014
Cost of Products	27,320	24.8%	$29,159	21.3%	$29,448	20.5%
Cost of Services	8,375	9.7%	9,041	11.3%	10,284	13.1%
Total	35,695	18.2%	$38,200	17.6%	$39,732	17.9%

Cost of products sales as a percentage of products sales increased year-over-year from 21.3% in 2015 to 24.8% in 2016. Cost of products sales in 2016 and 2015 included amortization of intangible assets in the amount of $1.0 and $1.1 million, respectively. Our cost of products sales as a percentage of products sales, excluding amortization of intangible assets, represented approximately 23.9% of products sales in 2016, compared to 20.5% in 2015. The increase in cost of products sales as a percentage of products sales is mainly due to different sales mix of our products coupled with stronger competition in some of the regions.

Cost of sales related to services as a percentage of service revenues in 2016 was 9.7% compared to 11.3% in 2015. The reason for the decrease is mainly due to the fact that a major portion of the cost of services is fixed (mainly salaries of technical personnel) while the increase in sales did not correlate into the same rate of increase in costs.

Cost of products sales as a percentage of products sales increased year-over-year from 20.5% in 2014 to 21.3% in 2015. Cost of products sales in 2015 and 2014 included amortization of intangible assets in the amount of $1.1 million. Our cost of products sales as a percentage of products sales, excluding amortization of intangible assets, represented approximately 20.5% of products sales in 2015, compared to 19.8% in 2014. The increase in cost of products sales as a percentage of products sales is mainly due to different sales mix of our products coupled with stronger competition in some of the regions.

Cost of sales related to services as a percentage of service revenues in 2015 was 11.3% compared to 13.1% in 2014. The reason for the decrease is mainly due to a lower level of service inventory write-offs performed in 2015 compared with 2014. In addition, since a major portion of the cost of services is fixed (mainly salaries of technical personnel), the increase in sales did not correlate into the same rate of increase in costs.

Operating Expenses.

The following table sets forth a breakdown of our operating expenses (dollars in thousands) for the periods indicated as well as the percentage change between such periods:

	2016	2015	2014	% Change 2016 vs. 2015	% Change 2015 vs. 2014
Research and development, net	$51,732	$49,987	$44,081	3%	13%
Selling and marketing	103,774	93,347	93,203	11%	0.2%
General and administrative	18,133	17,033	19,797	6%	(14)%
Total	$173,639	$160,367	$157,081	8%	2%

Our operating expenses increased by 8% in 2016 to $173.6 million from $160.4 million in 2015. The increase is primarily attributed to (1) an increase of $10.1 million in operating expenses that are related to salaries and compensation due to (a) an expansion of our workforce (from an average of 913 employees and subcontractors in 2015 to an average of 951 employees and subcontractors in 2016); (b) salary increase awarded during 2016 in all regions; (c) higher sales commissions;  (2) an increase of $2.2 million in stock based compensation expenses, (3) an increase in general and administrative expenses in an amount of $0.9 million related to litigation costs of the intellectual property matter, namely the patent litigation against F5 Networks, Inc., (4) an increase of $ 1.1 million in depreciation expenses, mainly due to investments in new modules to our ERP system and additional infrastructure to support our cloud based solutions. This increase was offset by a decrease of $ 0.9 million associated with grants received from the IIA. The increase in our operating expenses is also due to an increase in other expenses as more fully described below.

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

R&D expenses were $51.7 million in 2016, an increase of $1.7 million, or 3% compared with R&D expenses of $50.0 million in 2015. This increase is primarily a result of the following: (1) an increase of $1.0 million due to a higher average number of R&D employees  as well as salary raises awarded in mid-2016, (2) an increase of $0.7 million in depreciation expenses, (3) an increase of $ 0.9 million attributed to higher stock-based compensation expenses (see also “Stock based compensation expenses” below), and (4) an increase of $0.4 million related to the impact of the weakening of the dollar mainly against the NIS. Such increase was partially offset by the following: (1) grants received from the IIA in the amount of $0.9 million, and (2) a decrease in travel expenses in the amount of $0.4 million due to cost saving efficiency.

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

Excluding exchange rate effects and salary increases, we expect our R&D expenses in 2017 to be on similar level as in 2016.

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

Sales and marketing expenses were $103.8 million in 2016, an increase of $10.5 million, or 11%, compared with sales and marketing expenses of $93.3 million in 2015.  This increase is primarily a result of the following: (1) a $6.5 million increase in sales and marketing expenses is attributable to increased salary costs as a result of increase in the average number of sales, technical support and marketing employees  and salary raises awarded in the beginning of 2016 to some of our employees, (2) an increase of $2.4 million associated with higher sales commissions (3) an increase of $0.4 million is attributed to marketing promotions and initiatives, and (4) an increase of $1.6 million is attributed to higher stock-based compensation expenses (see also “Stock based compensation expenses” below). Such increase was partially offset due to a decrease of $0.4 million related to the strengthening of the dollar against other currencies.

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

Excluding the effect of exchange rates and salaries increase, we expect our sales and marketing expenses in 2017 to be higher than in 2016, mainly due to an increase in the number of our employees engaged in sales and additional performance related commissions.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs and other general corporate expenses.

General and administrative expenses were $18.1 million in 2016, an increase of $1.1 million, compared with general and administrative expenses of $17.0 million in 2015. General and administrative expenses in 2016 included stock-based compensation expenses of $2.3 million, compared to stock-based compensation expenses of $2.6 million in 2015. Excluding stock based compensation expenses, general and administrative expenses increased in 2016 by $1.4 million, mainly due to an increase in litigation costs in connection with an intellectual property litigation matter and depreciation expenses of $0.1 million.

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

Excluding the possible effect of exchange rates, we expect our general and administrative expenses to continue to increase moderately in 2017, to support the growth of our organization.

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

Our total amount of stock based compensation expenses in 2016 totaled to $11.5 million, an increase of $2.2 million compared with expenses of $9.3 million in 2015. During 2016, we granted stock options to purchase approximately 2.8 million shares at a weighted average grant-date fair value of $3.5 per option and 0.7 million restricted stock units, or RSUs, at a weighted average grant-date fair value of $12.8 per RSU, compared to 1.6 million options granted during 2015 at an average grant-date fair value of $5.3 per option and $0.5 million RSUs at a weighted average grant-date fair value of $18.4 per RSU. The reasons for the increase in our stock based compensation expenses in 2016, compared to 2015, are mainly attributed to the stock option repricing made during the year and the increase in the quantity of options and RSUs granted in 2016 compared to 2015 and the impact of the recognition of stock based compensation expenses in 2016, which relates to the options and RSUs granted in the end of 2015.

Our total amount of stock based compensation expenses in 2015 totaled to $9.3 million, an increase of $1.9 million compared with expenses of $7.4 million in 2014. During 2015, we granted stock options to purchase 1.6 million shares at a weighted average grant-date fair value of $5.3 per option and 0.5 million RSUs at a weighted average grant-date fair value of $18.4 per RSU, compared to 1.2 million options granted during 2014 at an average grant-date fair value of $5.4 per option and 0.3 million RSUs at a weighted average grant-date fair value of $17.0 per RSU. The reasons for the increase in our stock based compensation expenses in 2015, compared to 2014, are mainly, the increase in the quantity of options and RSUs granted in 2015 compared to 2014, the higher average grant-date fair value of the RSUs granted in 2015 compared to 2014, and the impact of the recognition of stock based compensation expenses in 2015, which relates to the options and RSUs granted in 2014 and at the end of 2013.

Financial Income Net.

Financial income, net consists primarily of interest earned on short-term and long-term bank deposits, amortization of premiums, accretion of discounts, interest and dividends earned on investments in marketable securities, gain from sale of marketable securities and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Financial income, net was $5.7 million in 2016, compared with $5.9 million in 2015. The net decrease of $0.2 million is attributed to a decrease of $0.7 million in gain from sale of marketable securities, offset by changes in impact of foreign currency translation differences in an amount of $0.5 million.

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

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% for the 2016 tax year. However, we have established Preferred Enterprise program, which entitles us for the tax benefits described below under the heading “Corporate Tax Rate.” These benefits result in part of our income being taxed at lower rates. The Preferred Enterprise tax rates in the years 2016 and 2015 were 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel.  For the years prior to 2014, the tax rate depended upon the percentage of our income derived at that time from the approved enterprise and privileged program.  The tax benefits depended on our meeting the requirements of the approved and privileged and preferred enterprise programs and there is no assurance that we will be able to obtain such benefits. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

Tax expense for 2016 and 2015 amounted to $1.7 million and $5.3 million, respectively. The decrease in the tax expenses is derived primarily from a decrease in our taxable income in Israel as we have not generated profits in 2016 unlike 2015 which was profitable.

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

Impact of Currency Fluctuations and Inflation

Our financial results may be negatively impacted by foreign currency fluctuations and inflation. Information required by this section is set forth in “Item 11 – Quantitative and Qualitative Disclosures about Market Risk” and in “Item – 3D – “Risk Factors” –Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations”, each of which are incorporated herein by reference.

Impact of Governmental Policies

For information on the impact of governmental policies on our operations, see “Item 4B – “Government Regulations” and “Item – 3D – “Risk Factors” – “Government regulation affecting our business is evolving, and unfavorable changes could harm our business” and “Risks Related to Operations in Israel.”

Related Parties

We have entered into a number of agreements with certain companies, of which Yehuda, Zohar Zisapel and/or Nava Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group and, in one of which, SecurityDam, Roy Zisapel, our President and Chief Executive Officer and a director, also holds a minority stake. In addition, we purchase different services and fixed assets from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance communication and Managed Security Service Providers (MSSP) scrubbing centers services. If we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services.

We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties and are beneficial to us and no less favorable to us than terms, which might be available to us from unaffiliated third parties. The pricing of the transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the agreements and confirmed that they were not different in any material respect than that which could have been obtained from unaffiliated third parties.

See also below under “Item 7B – Major Shareholders and Related Party Transactions - Related Party Transactions”.

B.          Liquidity and Capital Resources

General

Since our inception, we have financed our operations through a combination of issuing debt and/or equity securities, including two public offerings, research and development and/or marketing grants from the Government of Israel and cash generated by operations.

The Company’s equity as a percentage of its total assets was 70% at December 31, 2016, compared with 74% at December 31, 2015 and 75% at December 31, 2014.

Cash and cash equivalents, short-term and long term bank deposits and short and long term marketable securities were $320.1 million at December 31, 2016, compared with $315.1 million and $330.7 million at December 31, 2015 and 2014, respectively.

Principal Capital Expenditures and Divestitures

Capital expenditures were $9.4 million, $13.8 million and $9.5 million for the years ended December 31, 2016, 2015 and 2014, respectively. These expenditures were mainly comprised of investments in new ERP modules, leasehold improvements, machinery and equipment, computers, lab equipment, testing tools and infrastructure to support our cloud based solutions.

We expect to engage in additional capital spending to support possible growth in our operations, infrastructure and personnel. In 2017, we anticipate that the majority of our capital expenditures will be primarily for R&D testing, lab equipment, additional investments in new modules to our ERP system and additional infrastructure to support our cloud based solutions.

We did not affect any principal divestitures in the past three years.

Working Capital and Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands):

	2016	2015	2014
Net cash provided by operating activities	$38,480	$39,136	$52,177
Net cash provided by (used in) investing activities	28,359	(6,853)	(36,032)
Net cash provided by (used in) financing activities	(20,944)	(43,518)	8,767

Net cash provided by operating activities for 2016, 2015 and 2014 was $38.5 million, $39.1 million and $52.2 million, respectively. Our net income (loss) in 2016, 2015 and 2014 was ($8.7) million, $18.6 million and $25.0 million, respectively.

Net cash provided by operating activities in 2016 consisted of net loss adjusted for non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible asset and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, plus an increase in other payables and accrued expenses and other long-term liabilities, an increase in deferred revenues, accrued interest on bank deposits, decrease in trade receivables partially offset by gain from sales of available for sale marketable securities, other current assets and prepaid expenses, increase in inventories  and a decrease in trade payables.

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

Net cash provided in investing activities amounted to $28.4 million for 2016, compared to net cash used in investing activities of approximately $6.9 million for 2015, and net cash used in investing activities of approximately $36.0 million for 2014.

Net cash provided by investing activity in 2016 consisted primarily of proceeds from bank deposits and marketable securities partially offset by purchase of property and equipment.

Net cash used in investing activity in 2015 and 2014 consisted of investment in bank deposits, marketable securities and purchase of property and equipment.

Net cash used in financing activities in 2016 was $20.9 million, compared to net cash used in financing activities of $43.5 million in 2015 and net cash provided by financing activities of $8.8 million in 2014.

Net cash used in financing activities in 2016 was attributed primarily to the repurchase of our ordinary shares, and from adjustment of tax deficiency related to exercise of stock options, offset by proceeds from issuance of shares upon exercise of stock options by our employees.

Net cash used in financing activities in 2015 was attributed primarily to the repurchase of ordinary shares, which was offset by proceeds from issuance of shares upon exercise of stock options by our employees and from adjustment of excess tax benefit from stock based compensation.

Net cash provided by financing activities in 2014 was generated from issuance of shares upon exercise of stock options by our employees and from an adjustment of excess tax benefit from stock based compensation, which was offset by the repurchase of ordinary shares.

Cash and Cash Equivalents

As of December 31, 2016, we had cash and cash equivalents, including short-term and long-term bank deposits and short-term and long-term marketable securities, of $320.1 million, compared to $315.1 million as of December 31, 2015 and $330.7 million as of December 31, 2014. As of December 31, 2016, approximately 81% of our short-term and long-term bank deposits were deposited in major Israeli banks in Israel which are rated AAA, as determined by S&P’s Maalot, and 19% were deposited in the U.S. branch of another major Israeli bank which is also rated AAA, as determined by S&P’s Maalot. As of December 31, 2016, the longest contractual duration of any of our bank deposits was 2.5 years, the weighted average duration of our deposits was 1.32 years, and the weighted average time to maturity was 0.37 year.

Our marketable securities portfolio includes investments in foreign banks and government debentures and in equity and debt of corporations. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States.  As of December 31, 2016, 49% of our marketable securities portfolio was invested in debt securities of financial institutions, 10% in debt securities of governmental institutions and 41% in debt securities of corporations. Less than 2% of our total investments portfolio was invested in debt securities of one issuer. From a geographic perspective, 49% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 29% were invested in debt securities of European issuers and 22% was invested in debt securities of other geographic-located issuers. As of December 31, 2016, 86% of our marketable securities portfolio were rated A- or higher, and 10% were rated BBB or BBB+, and 4% was rated BB-, as determined by S&P.

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

Days-Sales-Outstanding

The days-sales-outstanding (DSO) for a given period is calculated by dividing the end-of-period balance of accounts receivable by the average daily sales in the period.

Our average quarterly DSO (computed over the four quarters of the year) was 44 days for 2016, compared with 43 days in 2015 and 39 days in 2014. When computed annually, the DSO is 36 days in 2016, down from 45 days in 2015 and 42 days in 2014. This decline results from strong collection of receivables in the fourth quarter of 2016, related in part to a specific large deals collected during the quarter.

DSO increased in 2015, compared to 2014, mainly due to the changes in linearity of our revenues throughout 2015. In average, the total amount of invoices issued in the last month of each of the quarters in 2015 was 53% of total amount of invoices issued in each of the quarters of 2015, compared to an average of 40% of total amount of invoices issued in the last month of that respective quarter in 2014, out of total invoices issued in that respective quarter of 2014. Due to the fact that most of these invoices are not collected within the month of issuance, but only in the following months, our DSO increased in 2015 compared to 2014.

Outlook

Our capital requirements depend on numerous factors, including market acceptance of our products and the resources we allocate to our operating expenses.  Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy. In January 2017, we acquired Seculert for total consideration of $10.0 million in cash and a contingent payment of up to $10.0 million.

We anticipate that operating activities as well as capital expenditures will demand the use of our cash resources. We believe that our cash balances will provide sufficient cash resources to finance our operations and the projected marketing and sales activities and research and development efforts for a period of no less than the next twelve months.

Market Risk

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a portion of our revenues in and incur a portion of our expenses in foreign currencies, mainly in NIS, but also in Euro and other foreign currencies. We generally do not engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. Additional information about market risk is set forth in “Item 11 – Quantitative and Qualitative Disclosures about Market Risk” and incorporated herein by reference.

C.            Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2016, we had 318 employees and 71 subcontractors engaged primarily in research and development activities, compared to 340 employees and 82 subcontractors at the end of 2015. For a further discussion of research and development, see “Item 5A – Operating and Financial Review and Prospects – Operating Results.”

For a discussion regarding the benefits provided under programs of the IIA, see “Item 4B – Information about the Company – Business Overview – Israeli Innovation Authority.”

D.          Trend Information

Gartner, a leading market research firm, estimates in its report from December 2016 that the Application Delivery Controllers sector (applicable to our application delivery solutions) has increased in 2016 by 4.3% compared to 2015, and is expected to increase by 3.4%, to $2.19 billion in 2017.

We identified the following key trends that we believe will continue to influence our markets and the demand for our solutions:

•
Applications are migrating to the cloud. Organizations therefore require broader protection that encompasses the enterprise itself, as well as its cloud-based applications. They also prefer to purchase security services as a subscription, to match the subscription-based consumption of hosting services.

•
Datacenter architecture is changing, to include various models such as a physical datacenter, a virtual datacenter, a software defined datacenter, and private of hybrid cloud. Many organizations use a mixed infrastructure that includes a combination of one or more of the above, as well as the public cloud. This mixed environment that often involved multiple vendors and creates challenges in IT staffing and operational costs, which increase the needs for hybrid cloud services, managed services and modern automated data center technologies.

•	Increasing complexity and intensity of security threats require expertise in identifying the attacks and recommending the right action.

•
Increasing expectations for applications availability of performance, due to the increasing dominance of applications in today’s business world. Businesses are sensitive to the resilience and availability of their applications and given their customers’ expectations for a flawless experience can see a commercial impact to less than optimal performance.

We believe that our business, comprised of application security and delivery products and services, is positioned to benefit from the above-mentioned industry dynamics due to the following key factors:

•	We developed a wide portfolio of solutions to address the challenges arising from those trends.

•	We continuously focus on innovation and believe that our products and services have in many cases a technological advantage over competing solutions.

•
We offer our solutions in a wide array of deployment models (customer owned devices, managed services, cloud based solutions, etc.), in order to support various customers’ business models. We believe this flexibility addresses the complexity and diversity of the current application and infrastructure ecosystem.

We believe that the advantages of our offering, coupled with the above mentioned industry dynamics and trends, place us in a good position to meet our business plans. Nevertheless, meeting our business plans may not convert into revenues growth, due to the shift of our business towards an increased proportion of subscription-based product sales, which are recognized throughout the subscription period.

As more fully described under Item 4.B. "Business Overview – Our Growth Strategy" above, our growth strategy is based on several key elements: enhancing and leveraging the integration of our application security and delivery solutions; continuing to innovate industry leading solutions to maintain our technological advantages and differentiations; expand and leverage our  market footprint, through internal resources as well as relationships with resellers, service providers, and other partners, and; pursue acquisitions.

In addition, we operate in a highly competitive environment, and some of our competitors have larger internal resources than we do, and a larger installed base. Moreover, while we believe that the shift towards a subscription-based business model is a strategic transition towards higher growth and profitability in the long term, we may not be successful in its execution and specifically, in maintaining a high subscription renewal rate. In addition, our customers purchasing decisions are related to the conditions in our industry and in the various regions and geographical markets in which we operate and are tied to the overall IT spending climate. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to such uncertainties. For other risks and uncertainties we face, see under Item 3.D. "Risk Factors".

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

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2016 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases(1)	14,479	4,865	7,118	2,458	38
Total contractual cash obligations (2)(3)	14,479	4,865	7,118	2,458	38

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2017 to 2022, although certain of our leases have renewal options. The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2016.

(2) Payments for uncertain income tax positions of $13.2 million under ASC No. 740 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(s) and 12(a) of our consolidated financial statements.

(3) Severance payments of $2.3 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(u) of our consolidated financial statements.

* Following the Seculert Acquisition, which occurred in January 2017, earn-out payments of up to a total of $10.0 million will be paid, upon achievement of certain milestones. As of January 30, 2017, the fair value of these contingent payments is $1.7 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position

Yehuda Zisapel (1)	75	Chairman of the Board of Directors
Yair Tauman (2)(3)(4)(5)	68	Director, Chairman of the Compensation Committee
David Rubner (1)(3)(4)(5)	77	Director, Chairman of the Audit Committee
Yael Langer (6)	52	Director
Avraham Asheri (1) (4) (5)	79	Director
Joel Maryles (2)(4)(5)	57	Director
Roy Zisapel (2)	46	President, Chief Executive Officer and Director
Doron Abramovitch	48	Chief Financial Officer
Gabi Malka	41	Chief Operating Officer
Sharon Trachtman	50	Chief Business Operation Officer
David Aviv	61	Chief Technology Officer
Anna Convery-Pelletier	48	Chief Marketing Officer
Yoav Gazelle	47	VP Sales EMEA & CALA
Terence Ying	55	VP Sales Asia-Pacific

(1)  Term as director expires at the annual meeting of shareholders to be held in 2018.
(2)  Term as director expires at the annual meeting of shareholders to be held in 2019.
(3)  External Director, as defined in the Israeli Companies Law.
(4)  Qualified as an independent director, as determined under the NASDAQ rules.
(5)  Serves on the Audit and Compensation Committees of the Board of Directors.
(6) Term as director expires at the annual meeting of shareholders to be held in 2017.

^ Meir Moshe’s service expired in January 2016.

Yehuda Zisapel, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. See “Item 4C – Organizational Structure.”  Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, our President, Chief Executive Officer and director.

Prof. Yair Tauman has served as a member of our Board of Directors since October 2010. He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York. He was a professor in Tel-Aviv University for 25 years until 2009 and, prior thereto, served as a professor in Kellogg School of management at Northwestern University.  His areas of research include game theory and industrial organization. Prof. Tauman currently serves on the board of directors of other public and private companies from different sectors, including online auctions, education and IT. Prof. Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

David Rubner has served as a member of our Board of Directors since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and Chairman of the Board of Novelsat, Ltd.. During the years 1991 to 2000, he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Eltek Ltd. and other private companies. He also serves on the boards of trustees of Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London, England and an M.S. degree from Carnegie Mellon University.

Yael Langer has served as a member of our Board of Directors since July 2009. Ms. Langer has served as the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998 Since December 2000, Ms. Langer has served as a director in Ceragon Networks Ltd., a company publicly-traded on NASDAQ and the Tel-Aviv stock markets. From 1995 to 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From 1993 until 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd., the underwriting and investment banking subsidiary of Bank Hapoalim. Prior to that, Ms. Langer was an attorney in the firm of Shimron, Molcho, Persky in Jerusalem. Ms. Langer holds an L.L.B. degree from The Hebrew University, Israel.

Avraham Asheri has served as a member of our Board of Directors since July 2009. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991 to 1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee and serves as a member of the board of Mishkenot Sha’ananim and as the Chairman of its Finance Committee. Mr. Asheri holds a BA degree in economics and political science from The Hebrew University, Israel.

Joel Maryles, has served as a member of our Board of Directors since January 2014. Mr. Maryles is a Venture Partner at OurCrowd. He held numerous senior positions in the financial sector over the past three decades.  From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded. From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney. From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including Managing Director focused on Israeli technology and healthcare transactions. Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors.  Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. from the University of Chicago.

Roy Zisapel, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company.

Doron Abramovitch has served as our Chief Financial Officer since September 2015. In such role, Mr. Abramovitch oversees Radware's business performance and strategic growth initiatives. He is responsible for overall financial management of the company, its financial reporting and disclosure practices, and overall corporate operational and infrastructure functions. Prior to Radware, Mr. Abramovitch was Corporate Vice President and Chief Financial Officer of Orbotech Ltd. from May 2011 to June 2015. Prior to joining Orbotech, from 2005 to 2011, Mr. Abramovitch served as senior executive vice president and chief operating officer of Bagir Group Ltd., an Israeli TASE-listed company. Prior to joining Bagir, Mr. Abramovitch served, from 2000 to 2005, as chief financial officer and, from 2004 to 2005, as chief executive officer and chief financial officer, of Phytech Technologies (2000) Ltd., then an Israeli TASE-listed company. Mr. Abramovitch is a certified public accountant and received a B.Sc. and M.B.A. degrees in business administration from Tel Aviv University.

Gabi Malka has served as our Chief Operating Officer since March 2014. From May 2005 to February 2014, Mr. Malka served as Vice President of Research and Development at HP Software (formerly Mercury). Prior to HP, from 2000 to 2005, Mr. Malka headed the R&D of AppStream (acquired by Symantec). Prior to AppStream, from 1998 to 2000, Mr. Malka directed R&D organization at Amdocs Limited. Mr. Malka holds a B.A. from American InterContinental University and has furthered his post-graduate education at Lahav Business School, Tel Aviv University and Harvard Business School.

Sharon Trachtman has served as our Chief Business Operation Officer since December 2016 and served as our Global Marketing Vice President since 2008 until December 2016. Prior to that, since 1997 she held various senior positions in Radware, such as Product Management Vice President and Marketing Vice President. From 1994 to 1997, Ms. Trachtman was a product line marketing manager for Scitex Corporation. Ms. Trachtman holds a B.A. degree in computer science and philosophy from Bar-Ilan University, Israel.

Yoav Gazelle has served as our Vice President, EMEA & CALA since June, 2013. Prior to joining Radware, between 2000 and 2013, Mr. Gazelle held a variety of sales, marketing and business development positions in ECI Telecom Ltd., including President, Head of Europe and the Americas from January 2012 to March 2013. Mr. Gazelle holds a B.Sc. degree in electrical and electronic engineering from the Technion – The Israeli Institute of Technology, Israel.

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

David Aviv has served as our Chief Technology Officer since 2016 and as our Vice President, Advanced Services, since 2004. Prior to joining Radware, he was the VP Engineering of Ofek, an Israel based ILEC and a senior consultant. Prior to that, until 2000, Mr. Aviv served in the Israeli Air Force as a senior technical leader. He also serves as the Technical Chairman of the Israeli Telecom Standards Body committee. Mr. Aviv holds a Ph.D. degree in Electrical Engineering (EE) from the Naval Postgraduate School in Monterey, California, a B.S. degree in Electrical Engineering from Ben-Gurion University and an M.S. degree in Electrical Engineering from Tel Aviv University, Israel.

Anna Convery-Pelletier has served as our Chief Marketing Officer since December 2016. As a member of the executive leadership team, she leads the global marketing organization, which consists of the corporate, product, field and channel marketing teams. Ms. Convery is responsible for the marketing strategy that shapes the future of the Radware brand while directly increasing the marketing contribution to drive revenue and increase market share Prior to joining Radware, Ms. Convery held the position of Chief Marketing Officer and Executive Vice President of Strategy for OpenSpan Inc. (now Pega Systems Inc.) for five years. Ms. Convery has more than 25 years’ experience in enterprise technology, helping FORTUNE 500 companies drive operational and financial excellence, leveraging technology innovation to deliver digital transformation and world-class customer experience. At OpenSpan, Ms. Convery’s responsibilities included global go-to-market strategy and strategic enterprise growth for the company. Prior to OpenSpan, Ms. Convery held senior executive roles at NICE Systems Ltd., ClickFox, Inc., and Nexidia Inc., as well as global marketing and business development roles at IBM Corporation, Jacada Ltd. and Unibol Inc. Named a “Woman of the Year in Technology” by Women in Technology (WIT), Ms. Convery has received numerous industry awards and is a respected customer experience and enterprise transformation thought leader.

Additional Information

Under NASDAQ requirements, a majority of the members of our Board of Directors are required to be “independent” as defined under NASDAQ Marketplace Rules, or the NASDAQ rules. We currently satisfy this requirement because four of our seven directors (Mr. David Rubner, Prof. Yair Tauman, Mr. Avraham Asheri and Mr. Joel Maryles) qualify as “independent directors” under the NASDAQ rules.

In July 2015 we announced that Mr. Meir Moshe, who served as our Chief Financial Officer since 1999, has decided to step down from his position and, in September 2015, we appointed Doron Abramovitch as our new Chief Financial Officer.  Mr. Moshe ended his tenure with Radware on January 31, 2016.

Yehuda Zisapel, the Chairman of the Board of Directors, co-founder of the Company, and a principal shareholder of our company, is the father of Roy Zisapel, our President, Chief Executive Officer and director. In accordance with the Companies Law, Mr. Zisapel’s service as our Chairman was approved by our shareholders in September 2014. There are no other family relationships between any of the directors or members of senior management named above.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which (1) any person referred to above was selected as a director or member of senior management or (2) any director will receive compensation by a third party in connection with his or her candidacy or board service in the Company.

B.            Compensation

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. In October 2013, our shareholders approved the compensation policy for our executive officers and directors, or our Compensation Policy, and in November 2015, our shareholders approved several modifications thereto. Our Compensation Policy is designed to correlate executive compensation with Radware's objectives and goals.

The following table sets forth all compensation we paid or accrued with respect to all of our directors and officers as a group for the periods indicated. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2015 - All directors and officers as a group, consisting of 14 persons*	$2,800,000	$444,000

2016 - All directors and officers as a group, consisting of 15 persons**	$2,645,000	$389,500

*  All directors and executive officers as a group, consisting of 14 persons for the year ended December 31, 2015. These being the 14 individuals listed in the table in ITEM 6A above (except Ms. Anna Convery-Pelletier who joined in December 2016) and one additional executive officer whose service expired in January 2016.

** All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2016. These being the 15 individuals listed in the table in ITEM 6A above and one additional executive officer whose service expired in January 2016.

During 2016, we granted to our directors and officers listed in Item 6A above, in the aggregate, 24,000 RSUs at a grant date fair value of $13.06 and options to purchase 410,000 ordinary shares at a weighted average exercise price per share of $13.48. The options expire sixty-two months after grant. The weighted average grant date fair value of these options was $2.9 per option.  During February and April 2016, as part of an option exchange program for certain eligible officers and employees, we cancelled the grant of 190,000 options (none of which were granted to members of our Board of Directors) out of the above and granted new options (which vesting starts in February or April 2016, respectively) in an exercise price equal to $14.0. For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(r) to our consolidated financial statements included elsewhere in this annual report. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Share Option Plans” below.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2016, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2016. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2016.

Name and Principal Position (1)	Year	Salary	Bonus (including Sales Commissions) (2)	Equity-Based Compensation (3)	All Other Compensation (4)	Total
		(US$ in thousands)
Doron Abramovitch, Chief Financial Officer*	2016	282	40	461	54	837
Gabi Malka, Chief Operating Officer*	2016	252	50	313	62	677
Yoav Gazelle, VP EMEA & CALA	2016	163	188	269	23	643
Terence Ying, Vice President Asia-Pacific	2016	263	205	154	15	637
Roy Zisapel, Chief Executive Officer, President and Director*	2016	397	80	0	74	551

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)
Amounts reported in this column represent annual bonuses, including sales commissions. Consistent with our Compensation Policy, such bonuses are based upon (i) for non-sales executive officers (in this list – the only non-sales executives entitled to a bonus are Mr. Roy Zisapel and Mr. Doron Abramovitch) - achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year, with a portion of the bonus (up to 10% in the case of Roy Zisapel) being based on the achievement and performance of pre-determined individual key performance indicators (KPIs), and, in any event, not to exceed the amount of one (100%) annual base salary of such executive; and (ii) for sales executive officers - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, and in any event, not to exceed the amount of four annual base salaries of such executive.

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

(5)
Mr. Roy Zisapel is entitled to a gross base salary of $300,000 (or the equivalent in NIS) per annum. However, he is also entitled to a quarterly payment of $25,000, effective as of the January 1, 2012 as compensation for his additional duties and tasks in the United States as manager of our entire on-going North America activities. The additional amount will be payable for as long as Mr. Zisapel maintains this additional position.

(6)	Consistent with our Compensation Policy, and as approved by our shareholders in November 2015, Mr. Roy Zisapel is entitled to an annual bonus of up to $400,000 (or the equivalent in NIS).

(7)
During February and April 2016, as part of an option exchange program for certain eligible officers and employees, this grant of equity was cancelled and new options were granted (which vesting starts in February or April 2016, respectively). The above equity based compensation represents the new grant.

* All or part of the base salary is denominated in NIS whereas our functional currency is dollars and therefore fluctuations in dollar amounts may be attributed to exchange rate fluctuations.

Compensation of Directors

An external director is entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service as an external director.

Our non-employee directors, including external directors, are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $32,800) per year of service; (ii) per meeting remuneration of NIS 3,600 (currently equivalent to approximately $975) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend)  in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All amounts payable under items (i), (ii), (iii) and (iv) are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

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

According to the Companies Law and our Articles of Association, the oversight of the management of our business is vested in our Board of Directors.  Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our Board of Directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it determines, including the grant of security interests in all or any part of our property.

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors (other than our external directors, as described below) is divided into three classes with each class of directors serving until the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2018	Yehuda Zisapel and Avraham Asheri
Class II	2019	Roy Zisapel and Joel Maryles
Class III	2017	Yael Langer

At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election.  Directors, other than external directors, are elected by a simple majority of the votes cast by our shareholders at an annual general meeting, whereas a director’s removal from office requires the vote of at least seventy-five percent (75%) of the voting power represented at the general meeting. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, to the nearest extent possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control or management of our company.

The above classification does not apply to Mr. David Rubner and Prof. Yair Tauman, who were appointed as external directors and whose term of appointment ends in 2018 and 2019, respectively.

For a description of how long our directors and officers have served in their current positions, please see “Item 6A - Directors, Senior Management and Employees – Directors and Senior Management”.

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, are required to appoint at least two external directors. However, effective from April 2016, companies whose shares are traded on specified U.S. stock exchanges, including NASDAQ, and which do not have a controlling shareholder, such as Radware, may (but are not required to) elect to opt out of the requirement to maintain external directors or retain external directors but opt out of the composition requirements under the Companies Law with respect to either or both of the audit and compensation committees. After considering this matter, we have decided not to elect to opt out of any such requirements at this time.

Under the Companies Law, external directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual’s control) may not have, and may not have had at any time during the previous two years, any “affiliation” with:

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

The term affiliation includes:

an employment relationship;

a business or professional relationship;

control; and

service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering.

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

Currently, Mr. David Rubner and Prof. Yair Tauman qualify as external directors under the Companies Law and were elected by the general shareholders meetings held in November 2015 and October 2016, respectively, to serve as our external directors for three-year terms ending in 2018 and 2019, respectively.

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

Our Committees

The Board of Directors appoints committees to help carry out its duties. Each committee reports the results of its meetings to the full Board of Directors. The Board of Directors established an Audit Committee and a Compensation Committee. Only non-employee directors serve on our Audit Committee and Compensation Committee.

Audit Committee

NASDAQ Requirements

Our ordinary shares are listed on the NASDAQ Global Select Market, and we are subject to the NASDAQ rules applicable to listed companies. Under the NASDAQ rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our Board has determined that all directors serving on our Audit Committee (namely Mr. Avraham Asheri, Mr. David Rubner, Prof. Yair Tauman and Mr. Joel Maryles) meet the independence standards required of Audit Committee members by the Securities Exchange Act of 1934 and the NASDAQ rules. In addition, the Board of Directors has determined that Mr. Avraham Asheri is considered an “audit committee financial expert” (as defined by SEC rules).

In accordance with the NASDAQ rules, our Audit Committee has adopted a charter that sets forth the Audit Committee’s purpose and responsibilities, which include, among other things, (1) assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors, and (2) selecting, evaluating and, where appropriate, recommending to replace the independent auditors (or to nominate the independent auditors subject to shareholder approval) and to pre-approve audit engagement fees and all permitted non-audit services and fees. Our Audit Committee must also review and approve all related party transactions specified under Item 7B of Form 20-F.

Our Audit Committee also functions as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, our Audit Committee is responsible for investigating reports made by attorneys appearing and practicing before the SEC in representing us of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

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

Under the Companies Law, our Board of Directors is required to appoint a compensation committee comprised of at least three directors and which shall include all of the company’s external directors. The other members of the compensation committee must satisfy certain independence standards under the Companies Law, and the chairman is required to be an external director. Under the Companies Law, the role of the compensation committee includes recommending to the Board of Directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; reviewing, from time to time, modifications to the compensation policy and examining its implementation; approving the actual compensation terms of office holders prior to approval thereof by the Board of Directors; and resolving whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval.

Pursuant to its charter, our Compensation Committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue options under our stock option plans. The Compensation Committee reviews and determines, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s Chief Executive Officer and other executive officers.

Our Compensation Committee currently consists of Mr. David Rubner and Prof. Yair Tauman, who are also our external directors, Mr. Joel Maryles and Mr. Avraham Asheri, all of whom are independent directors.

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Board and Committee Meetings

Name of Body	No. of Meetings in 2016	Average Attendance Rate
Board of Directors	8	94%
Audit Committee	5	100%
Compensation Committee	4	100%

Each director attended at least 87.5% of all Board meetings.

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

Refrain from any activity that is competitive with the company;

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

Other than in the ordinary course of business;

Not on market terms; or

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

D.            Employees

At the time of commencement of employment, our employees in North America generally sign offer letters specifying basic terms and conditions of employment, whereas our employees in Israel, including our executive officers, generally sign standard written employment agreements, which include confidentiality and non-compete provisions. The employees in our other jurisdictions sign employment agreements which differ according to the country in which they are located.

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As at December 31,
	2016		2015		2014
Approximate numbers of employees and subcontractors by geographic location:
Israel	451	(**)	465	(**)	408	(**)
United States	209		200		168
Other	319	(*)	331	(*)	319	(*)
Total workforce	979		996		895

Approximate numbers of employees and subcontractors by category of activity:
Research and development	389	(*)	422	(*)	376	(*)
Sales, technical support, business development and marketing	473		455		406
Management, operations and administration	117		119		113
Total workforce	979	(**)	996	(**)	895	(**)

(*) Include 71, 82 and 71 subcontractors, as of December 31, 2016, 2015 and 2014, respectively.
(**) Include 14, 16 and 18 employees, as of December 31, 2016, 2015 and 2014, respectively, in Radyoos, our Israeli-based subsidiary which is engaged in developing and operating a web-based e-commerce platform, and not in our core business.

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

E.             Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of April 21, 2017. The percentage of outstanding ordinary shares is based on 43,188,850 ordinary shares outstanding as of April 21, 2017.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,892,243	6.68%
Roy Zisapel (2)	2,639,204	6.03%
Avraham Asheri (3)	*	*
Yael Langer (3)	*	*
David Rubner (3)	*	*
Yair Tauman (3)	*	*
Joel Maryles (3)	*	*
Meir Moshe (3)^	*	*
Doron Abramovitch (3)	*	*
Gabi Malka (3)	*	*
David Aviv (3)	*	*
Sharon Trachtman (3)	*	*
Anna Convery-Pelletier	*	*
Yoav Gazelle (3)	*	*
Terence Ying (3)	*	*
All directors and executive officers as a group (15 persons) (4)	6,292,298	14.19%

(1) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 2,289,777 are held directly by Yehuda Zisapel; (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company wholly-owned in equal shares by Yehuda Zisapel and Nava Zisapel; (iii) 60,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $16.21 per share, expiring in January 2018; (iv) 20,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $15.33 per share, expiring in January 2021. In addition, Nava Zisapel directly holds 2,592,943 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(2) Consists of 2,039,204 shares and 600,000 options to purchase ordinary shares which options are fully vested or will be fully vested within the next 60 days, at an exercise price of $13.89 per share, expiring in December 2018.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Consists of 5,139,111 shares and 1,153,187 options to purchase ordinary shares which options are fully vested or which will be fully vested within the next 60 days. The options consist of  (i) 140,000 options at an exercise price of $16.21 which expire in January 2018, (ii) 45,000 options at an exercise price of $15.19 which expire in September 2018, (iii) 660,000 options at an exercise price of $13.89 which expire in December 2018,  (iv) 82500 options at an exercise price of $14.32 which expire in December 2018, (v) 60,000 options at an exercise price of $17.98 which expire in March 2019, (vi) 65,688 options at an exercise price of $16.07 which expire in June 2019, (vii) 40,000 options at an exercise price of $17.87 which expire in November 2019, and (viii) 60,000 options at an exercise price of $15.33 which expire in January 2021 . In addition, Nava Zisapel directly holds 2,592,943 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

^ Meir Moshe’s service with Radware expired in January 2016.

Key Employee Share Incentive Plan

In August 1997, we adopted our Key Employee Share Incentive Plan (1997), as amended, or the Share Incentive Plan. Under the plan, stock options as well as restricted stock units, or RSUs, may be granted to employees employed by us or by our affiliates.

The Share Incentive Plan is administered by the Compensation Committee subject to the provisions of the Companies Law. Pursuant to the plan, the Compensation Committee has the authority to determine (subject to applicable law), or advise the Board of Directors, in its discretion:

the persons to whom options or RSUs are granted;

the number of shares underlying each equity award;

the time or times at which the award shall be made;

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

Options granted pursuant to the Share Incentive Plan are typically granted for a term of sixty-two months from the date of the grant of the option. As of December 31, 2016, 28,445,714 ordinary shares have been reserved for equity grants under the plan, of which we have granted (i) options to purchase 25,884,559 ordinary shares at a weighted average exercise price of $7.59 per ordinary share and (ii) 1,536,089 RSUs have been issued under the plan.

The Share Incentive Plan allows the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2016, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

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

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (“ESPP”), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year offering periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2016, a total of 255,560 shares have been purchased under the ESPP. During 2016, no shares have been purchased under the ESPP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 21, 2017, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares

Senvest Management, LLC (1)	6,116,259	14.16%
Cadian Capital Management, LP(2)	4,192,301	9.71%
Nava Zisapel (3)	3,115,409	7.21%
Yehuda Zisapel (4)	2,892,243	6.68%
Roy Zisapel (5)	2,639,204	6.03%

(1) Shares are beneficially owned by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”). This information is based on information provided in the Amendment No. 12 to Statement on Schedule 13G filed with the SEC by Senvest on February 13, 2017.

(2) This information is based on information provided in the Amendment No. 1 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LP , Cadian Capital Management GP, LLC and Mr. Eric Bannasch (collectively, “Cadian”) on February 13, 2017.

(3) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,592,943 are held directly; and (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Nava Zisapel;  As noted in note 1 in “Item 6E – Share Ownership,” Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(4) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 2,289,777 are held directly by Yehuda Zisapel; (ii) 522,466 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Yehuda Zisapel and 50% by Nava Zisapel; (iii) 60,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $16.21 per share, expiring in January 2018; and (iv) 20,000 options to purchase ordinary shares are fully vested or will be fully vested within the next 60 days, at an exercise price of $15.33 per share, expiring in January 2021. In addition, Nava Zisapel directly holds 2,592,943 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(5) Consists of 2,039,204 shares and 600,000 options to purchase ordinary shares which are fully vested or will be fully vested within the next 60 days, at an exercise price of $13.89 per share, expiring in December 2018.

To the best of our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.  There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Significant Changes in the Ownership of Major Shareholders

During the past three years, the significant changes in the percentage ownership of our major shareholders were as follows:

•
Based on the Amendment No.1 to Statement on Schedule 13G filed with the SEC by  Morgan Stanley on February 13, 2017, Morgan Stanley no longer beneficially owns more than 5% of our outstanding ordinary shares.

•
Based on Amendment No.12 to Statement on Schedule 13G filed with the SEC by Senvest on February 13, 2017, Senvest beneficially owned 14.16% of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Senvest, Senvest beneficially owned (i) as of February 12, 2016, 11.84% of our outstanding ordinary shares, and (ii) as of February17, 2015, 10.02% of our outstanding ordinary shares.

•
Based on Amendment No.1 to Statement on Schedule 13G filed with the SEC by Cadian on February 13, 2017, Cadian beneficially owned 9.71% of our outstanding ordinary shares. Based on previous Schedule 13G filed with the SEC by Cadian, Cadian beneficially owned, as of February12, 2016, 9.22% of our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 21, 2017, there were 28 holders of record of our ordinary shares, of which 17 record holders, holding approximately 11.19% of our ordinary shares, had registered addresses in Israel, and of which 8 record holders, holding approximately 88.80% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 88.80% of our outstanding ordinary shares as of said date).

B.            Related Party Transactions

General

We have entered into a number of agreements with certain companies, of which Yehuda, Nava and Zohar Zisapel are co-founders, directors and/or principal stockholders, collectively known as the RAD-Bynet Group and, in one of which, SecurityDam, Roy Zisapel, our President and Chief Executive Officer and a director, also holds a minority stake of 10%. In addition, we purchase different services and fixed assets from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance communication and Managed Security Service Providers (MSSP) scrubbing centers services.

The RAD-Bynet Group consists of high-tech manufacturers of hardware and software solutions and data communication providers, distributors and integrators as well as service providers. The RAD-Bynet Group includes approximately 15 different companies dealing in advanced communication technology, Managed Security Service Providers (MSSP) scrubbing centers services, networks, and integration. Companies within the RAD-Bynet Group provide a variety of solutions and services to their customers, including: engineering, purchasing and sub-contracting, production and final testing, planning and control, and support for end users. The RAD-Bynet Group also includes a few companies which provide services which support the activities of the other RAD-Bynet Group members, such as real estate leasing and administrative services. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products. Each company in the RAD-Bynet Group is independent from the others. The ownership and Board of Directors structure of each RAD-Bynet Group member is different and certain of the RAD-Bynet Group members are publicly traded companies. See Item 4C – Organizational Structure.” for additional details about the group.

We believe that all of these transactions and arrangements with affiliated parties, including members of the RAD-Bynet Group, are in the ordinary course of our business and are not unusual in their nature or conditions. However, in accordance with the Companies Law, they generally require the approval of our Audit Committee and our Board of Directors and may, in certain circumstances, require approval by our shareholders. In this respect, as permitted by the Companies Law, our Audit Committee established an internal policy with certain criteria and procedures designed to ensure that the terms of the transactions to which we enter into with companies within the RAD-Bynet Group are made on market terms and, at the same time, where such transactions are immaterial or negligible, both from a qualitative and quantitative perspective (and/or are otherwise believed to be routine) would not require the pre-approval of our Audit Committee and Board of Directors. Our management is required to examine whether transactions with the RAD-Bynet Group comply with such criteria and transactions which do not meet the criteria require pre-approval of our Audit Committee and such other corporate approvals prescribed by the Companies Law.

We believe that the terms of the transactions to which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties. The pricing of the transactions was based on negotiations between the parties and members of our management reviewed the pricing of these agreements, as well as, in some cases, used a third-party consulting firm, and confirmed that they were not different in any material respect than that which could have been obtained from unaffiliated third parties.

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

One lease or the “Headquarters Lease” is a five-story building in Tel Aviv, Israel, consisting of approximately 38,000 square feet, plus storage and parking space. The lease expires in June 2020. The annual rent amounts to approximately $678,000.

Another lease consists of four floors in the Or Tower in Tel Aviv, Israel with approximately 60,000 square feet, plus parking spaces. The lease expires in June 2020. The annual rent amounts to approximately $1,590,000.

We also lease approximately 3,500 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. This lease expires in August 2020. The annual rent amounts to approximately $88,000.

In addition, we lease approximately 15,000 square feet of space in Jerusalem, Israel, for manufacturing facilities from an affiliated company owned by Yehuda Nava and Zohar Zisapel. This lease expires in August 2019. The annual rent amounts to approximately $231,000

We entered into an agreement with RAD Data Communications, Inc., a company controlled by Yehuda, Nava and Zohar Zisapel, pursuant to which we lease approximately 16,900 square feet in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, in consideration for annual rent of approximately $260,000 (including taxes, electricity and management fees). The lease expires in December 2017.

Distribution Agreement

Bynet Data Communications Ltd. (“Bynet”), a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet under which we provide Bynet Data Communications with discounts on our products and services similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet (and other companies in the RAD-Bynet Group) under such distributor agreement amounted to approximately $1.7 million in 2016, compared to $2.3 million in 2015.

Managed Security Service Provider (“MSSP”) Agreement

SecurityDAM Ltd., or SecurityDam, a member of the RAD-Bynet Group, provides some of our DefensePipe’s pipe saturation defense services and protection against high-volume network floods. SecurityDam offers these MSSP services through a global network of scrubbing centers. Total cost of services received from SecurityDam amounted to approximately $3.1 million in 2016, compared to $1.7 million in 2015.

Additional RAD-Bynet Group Services

We receive the following additional services from members of the RAD-Bynet Group: network management; IT and communication services; equipment testing and repair; electricity charges; parking and building maintenance; reception services; vehicles and human resource administration; distribution services; and marketing services.  Each of these additional services is not material, individually or in the aggregate, to Radware or the RAD-Bynet Group.

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

All other services, such as communication and distribution services are provided to us on the same basis and terms as provided to unrelated companies outside the RAD-Bynet Group, and were compared to prices the Company could have obtained from unaffiliated third parties and were found to be equal or less expensive. All services are charged on a monthly basis and on terms which are generally typical for other third party providers of the Company.

Compensation of Chief Executive Officer

See discussion in Item 6A “Directors, Senior Management and Employees – Directors and Senior Management”.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.            Consolidated Statements and other Financial Information

Financial Statements

See “Item 18 - Financial Statements”.

Export Sales

For the year ended December 31, 2016, the amount of our export sales (i.e., sales outside Israel) was approximately $189 million, which represents 96% of our total sales.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, except for the matters described below, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

F5 Intellectual Property Claim

On April 4, 2016, F5 Networks, Inc. (“F5”) filed a lawsuit against us in the United States District Court for the Western District of Washington, alleging infringement of three U.S. patents of F5 relating to our ADC and WAF products.  We deny that any of our products infringe any valid claims of the asserted F5 patents and we intend to continue to vigorously oppose F5’s claims.  On December 16, 2016, we filed an amended counterclaim in this action for patent infringement of a recently issued Radware patent directed to outbound link load balancing  However, since discovery and litigation is still in a preliminary stage, we cannot estimate what impact, if any, the litigation may have on our results of operations, financial condition or cash flows.

Inter Partes Reviews

Inter Partes review is a U.S. Patent and Trademark Office post-grant procedure to challenge the validity of a patent claim based on patents and printed publications.

On October 18, 2016, F5 filed a petition for Inter Partes review of our U.S. Patent No. 9,231,853.  We submitted our preliminary response on February 1, 2017 and, if an Inter Partes review is instituted, we intend to vigorously defend the patentability of our patent before the U.S. Patent Trial and Appeal Board.

On January 11, 2017, we filed two petitions for Inter Partes review of U.S. Patent No. 7,472,413, which is one of the three patents F5 asserts in the Western District of Washington litigation.

On March 29, 2017, we filed a petition for Inter Partes review of U.S. Patent No. 8,676,955, which is one of the three patents F5 asserts in the Western District of Washington litigation.

On April 6, 2017, we filed a petition for Inter Partes review of U.S. Patent No. 6,311,278, which is one of the three patents F5 asserts in the Western District of Washington litigation.

F5 Intellectual Property Counterclaim

On August 29, 2013, F5 filed an amended answer and counterclaim in an action brought by Radware against F5 on May 1, 2013 for infringement of three Radware patents regarding link load balancing technology. Radware prevailed in its affirmative case at trial, resulting in a damages award of $6,870,978.95 plus costs. The Court also permanently enjoined F5 from infringing Radware’s patents-in-suit.  In its counterclaim, F5 alleged infringement of four F5 patents related to cookie persistence technology. In particular, while F5 acknowledged that Radware is licensed to each of the F5 patents-in-suit, F5 contends that Radware’s AppDirector and Alteon product lines perform unlicensed modes of the patents-in-suit. F5’s counterclaim further alleged trade libel and unfair competition resulting from statements allegedly made by Radware asserting that F5 is responsible for certain internet service problems at major banks, including the Bank of America. On December 6, 2013, Radware filed an answer denying the allegations in F5’s counterclaims. On June 26, 2014, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s patent infringement counterclaim with respect to Radware’s AppDirector product line. In June 2015, in response to Radware’s Summary Judgment Motion, F5 conceded that the current version of Alteon does not infringe any of the F5 patents-in-suit and that its allegations are limited to a previous version of Alteon. On January 7, 2016, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s trade libel and unfair competition counterclaims.  On May 9, 2016, F5 accepted our offer for judgment of $40,000 for all of F5’s remaining claims and on September 7, 2016 the Court entered judgment in the same amount. This portion of the judgment is not appealable. After judgment, both Radware and F5 appealed other portions of the judgment to the Federal Circuit. F5 appealed the judgment for Radware, while Radware appealed orders that limited the amount of damages and the scope of the permanent injunction. Oral hearing on the appeal has not yet been scheduled. F5 has posted a bond with the Court for the entire judgment amount in favor of Radware.

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

B.            Significant Changes

Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2016.

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

The following table sets forth the high and low sale price for our ordinary shares as reported by the NASDAQ Global Select Market for the periods indicated:

	NASDAQ Global Select Market
	High	Low

2012	$19.87	$14.48
2013	$19.28	$13.70
2014	$22.67	$15.91
2015
First Quarter	$23.49	$19.24
Second Quarter	$24.48	$20.69
Third Quarter	$21.95	$15.85
Fourth Quarter	$17.32	$13.97
ANNUAL	$24.91	$12.60

2016
First Quarter	$14.76	$10.18
Second Quarter	$12.48	$10.50
Third Quarter	$13.87	$10.97
October 2016	$13.80	$12.11
November 2016	$13.79	$11.46
December 2016	$15.10	$13.18
Fourth Quarter	$14.85	$11.85
ANNUAL	$15.20	$9.98

2017
January 2017	$14.76	$14.38
February 2017	$16.37	$14.55
March 2017	$16.16	$15.46
April 2017*	$15.94	$15.17

*Through April 21, 2017

On April 21, 2017, the last reported sale price of our ordinary shares on the NASDAQ was $15.17 per share.

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

any amendment to the articles of association;

an increase of the company’s authorized share capital;

a merger; or

approval of certain related party transactions and actions, which require shareholder approval pursuant to the Companies Law.

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

Israeli Tax Considerations

The following is a summary of the material current tax structure applicable to companies incorporated in Israel and some Israeli Government programs benefiting us, with special reference to its effect on us.  The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us.  To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the Israel tax authorities or courts. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation which has not been subject to judicial or administrative interpretation.  The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. As of 2016, the corporate tax rate is 25% (in 2014 and 2015, the corporate tax rate was 26.5%). In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The 2005 Amendment to the Investments Law

An amendment to the Investments Law, which was published on April 1, 2005 (the “Amendment”), changed certain provisions of the Investments Law. As a result of the Amendment, a company is no longer obliged to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore generally there is no need to apply to the Investment Center for this purpose (Approved Enterprise status remains mandatory for companies seeking grants). Rather, the Company may claim the tax benefits offered by the Investments Law directly in its tax returns by notifying the ITA within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

The Amendment applies to new investment programs and investment programs with an election year commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The Amendment provides that terms and benefits included in any certificate of approval that was granted before the Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million (following an amendment which became effective as of July 2013, the export criteria was increased to markets with population of at least 14 million; such export criteria will further increase in the future by 1.4% per annum) and meet additional criteria stipulate in the amendment (referred to as a “Privileged Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Privileged Enterprise, which meets all of the conditions, including exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Privileged Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Privileged Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

The extent of the tax benefits available under the Amendment to qualifying income of a Privileged Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The geographic location of the company at the year of election will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Privileged Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year if it is a qualified FIC. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Privileged Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 10%-25%. Dividends paid out of income attributed to a Privileged Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years from the first day of the Year of Election.

The benefits available to a Privileged Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

We elected 2009 and 2012 as “Years of Election” according to the law prior to the 2011 Amendment mentioned below.

Tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income.

Preferred Enterprise – The 2011 Amendment

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

A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise's entire preferred income so that in the tax years 2011 and 2012 the reduced tax rate was 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax year 2013 the reduced tax rate was 7% for development area A and 12.5% for the rest of Israel, and as of the tax year 2014 and onwards the reduced tax rate is 9% for development area A and 16% for the rest of Israel.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law ("Amendment 73") was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The new tax tracks under the Amendment 73 are as follows: Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%). Special technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location.

The Amendment 73 also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017. Since as of December 31, 2016 definitive criteria to determine the tax benefits had not yet been established, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not considered in the computation of deferred taxes as of December 31, 2016.

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law could materially increase our tax liabilities.

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

Accelerated depreciation rates on equipment and buildings; and

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year, which equated to NIS 803,520 in the 2016 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Taxation of Dividends paid to Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

   However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise, a Preferred Enterprise or a Privileged Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. Pursuant to the Tax Amendment, effective January 1, 2014, if the dividend is being paid out of certain income attributable to a Preferred Enterprise, the dividend will be subject to tax at the rate of 20% (and not 15%). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence, as mentioned below.

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

This discussion considers only U.S. Holders that will own their ordinary shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase our ordinary shares. Certain aspects of U.S. federal income taxation relevant to a holder of our ordinary shares that is not a U.S. Holder and not a partnership or other pass-through entity (a “Non-U.S. Holder”) are also discussed below.

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

Are broker-dealers or insurance companies;

Have elected mark-to-market accounting;

Are tax-exempt organizations or retirement plans;

Are grantor trusts;

Are S corporations;

Are financial institutions or “financial services entities” ;

Hold their ordinary shares as part of a straddle, “hedge” or “conversion transaction” with other investments;

Are certain former citizens or long-term residents of the United States;

Acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

Are real estate investment trusts or regulated investment companies;

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

Dividends that are received by non-corporate U.S. Holders will generally be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” Such income may also be subject to a 3.8% Net Investment Income Tax (NIIT) on individuals. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a PFIC (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

U.S. Holders may have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability.  Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The amount of non-U.S. income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder.  These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year generally cannot exceed the pre-credit U.S. tax liability for the year attributed to non-U.S. source taxable income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

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

Passive Foreign Investment Company Status.  We will be a PFIC if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either (i) 75 percent or more of our gross income in a taxable year is passive income or (ii) the average percentage of our total assets (by value, determined on a quarterly basis) that are passive assets during the taxable year is at least 50 percent.  If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxed on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares.  The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply.  Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value on the date of death and, instead, would generally have a tax basis in such shares equal to the lower of the decedent’s basis or the fair market value of such shares on the date of the decedent’s death. Further, if we are a PFIC, each U.S. Holder generally will be required to file an annual report with the IRS.

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

As indicated above, we will be a PFIC for any taxable year if the average percentage (by fair market value determined on a quarterly basis) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods besides the market capitalization approach in certain other valuation contexts. For our 2016 taxable year, we believe that we should not be classified as a PFIC. However, there can be no assurance that the IRS will not challenge this treatment and it is possible that the IRS could attempt to treat us as a PFIC for 2016 and possibly prior taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets and market capitalization, including the future price of our ordinary shares, which are all relevant to this determination of whether we are classified as a PFIC.  Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.

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

A U.S. Holder of ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.  Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Holders U.S. federal income tax liability, provided the required information is furnished to the IRS.

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

F.            Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We are subject to the informational requirements of the Exchange Act, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports and other information with the SEC. You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials are also available free of charge at the website of the SEC at www.sec.gov and on our website www.radware.com.  The content of our website is not incorporated by reference into this annual report.

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

Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Current Report on Form 6-K. We also post our Annual Report on Form 20-F on our web site (www.radware.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

The documents concerning our Company which are referred to in this annual report may also be inspected at our offices located at 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel.

I.              Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a portion of our revenues in foreign currencies, mainly in Chinese Yuan, but also in Australian Dollar and Euro and incur a portion of our expenses in foreign currencies, mainly in NIS, but also in Euro and other foreign currencies. We generally do not engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.

In addition, as of December 31, 2016, we had cash and cash equivalents, including short-term and long-term bank deposits and short-term and long-term marketable securities, of $320.1 million. As of that date, approximately 98% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

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

A decline in market interest rates, such as the significant global decline in 2008 and 2009, that continued through 2016, has had an adverse effect on our investment income. This is because, in a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities held earlier than initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

Our investments consist primarily of government and corporate debentures and bank deposits. As of December 31, 2016, approximately 17% of our portfolio was invested in foreign banks and government debentures, 13% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

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

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the NIS, Euro, Chinese Yuan and Australia Dollar. For example, if there were no changes in the average exchange rates of the dollar relative to the NIS, Euro, Chinese Yuan and Australia Dollar during the year in 2016 compared to the average exchange rates in 2015, our revenues would have been higher in an amount of $0.7 million and our expenses would have been higher in an amount of $0.2 million.  Assuming our revenues and expenses in 2017 remain at the same level and with the same currency mix as in 2016, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $2.9 million and an increase in our expenses of $10.6 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS, Euro, Chinese Yuan and Australian Dollar:

Year ended December 31,	U.S. dollar against:
	NIS	Euro	Chinese Yuan	Australian Dollar
2012	(2.3)%	(2.0)%	(1.2)%	(2.1)%
2013	(7.0)%	(4.3)%	(2.7)%	16.0%
2014	12%	13.4%	3.0%	9.1%
2015	0.3%	11.6%	5.2%	12.2%
2016	(1.5)%	3.5%	6.2%	1.2%
2017 (1)	(4.3)%	(1.9)%	(1.1)%	(4.1)%

(1) January 1, 2017 through April 21, 2017

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

•              Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2016. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2016, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2016 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2016, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2016.

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

•              Changes In Internal Control Over Financial Reporting

During the year ended December 31, 2016, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.          CODE OF ETHICS

We have adopted a Code of Conduct and Ethics which applies to all directors, officers and employees of the Company, including our President and Chief Executive Officer, Chief Financial Officer, Director of Finance and Corporate Controller.  Our Code of Conduct and Ethics has been posted on our Internet website, http://www.radware.com/corporategovernance/ .

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held in October 2016, our shareholders approved the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by Ernst & Young and the percentage of each of the fees out of the total amount paid to them classified by category:

	Year Ended December 31,
	2015		2016
	(US$ in thousands)
Audit Fees (1)	275	84%	315	70%
Tax Fees (2)	31	9%	92	21%
All Other Fees (3)	21	7%	41	9%
Total	327	100%	449	100%

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

(3) Other Fees include fees for consultation with Company management about accounting or disclosure treatment of transactions or events and consulting services such as obtaining grants from the Government of Israel for approved research and development projects.

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

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2016, we repurchased our ordinary shares under a share repurchase plan, in an aggregate amount of $22.0 million, as follows:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units) (in US$)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)
January 1 through 31	0	N/A	0	$6,894,942	(1)
February 1 through 28	626,800	10.97	626,800	$131,047	(1)
March 1 through 31	0	N/A	0	$131,047	(1)
April 1 through 30	0	N/A	0	$131,047	(1)
May 1 through 31	456,952	10.77	456,952	$35,079,762	(2)
June 1 through 30	0	N/A	0	$35,079,762	(2)
July 1 through 31	0	N/A	0	$35,079,762	(2)
August 1 through 31	0	N/A	0	$35,079,762	(2)
September 1 through 30	0	N/A	0	$35,079,762	(2)
October 1 through 31	625,748	12.94	625,748	$26,980,883	(2)
November 1 through 30	174,528	12.38	174,528	$24,840,431	(2)
December 1 through 31	0	N/A	0	$24,840,431	(2)

(1) In April 2015, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.  This plan was announced in a press release dated April 30, 2015 and will expire on April 30, 2016.

(2) In February 2016 the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.  This plan was announced in a press release dated February 3, 2016 and will expire on February 2, 2017.

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

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1	Memorandum of Association ¶ (A)
1.2	Amended and Restated Articles of Association (B)
4.1	Form of Directors and Officers Indemnity Deed (C)
4.2	Distributor Agreement with Bynet Data Communications Ltd. (D)
4.3	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters (E)
4.4	1997 Key Employee Share Incentive Plan, as amended and restated (F)
4.5	2010 Addendum (for international grantees) (G)
4.6	Radware Ltd. – 2010 Employee Share Purchase Plan (H)
4.7	Amended and Restated Compensation Policy for Executive Officers and Directors (I)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Independent Registered Public Accounting Firm*
101
The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income (Loss); (iv) Statements of Changes in Shareholders’ Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail*

¶ Translated from Hebrew

* Filed herewith.
** Furnished herewith.
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
(F) Incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 28, 2013.
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

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer

Date: April 27, 2017

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

RADWARE LTD.

We have audited the accompanying consolidated balance sheets of Radware Ltd. ("the Company") and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework and our report dated April 27, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2017	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of
RADWARE LTD.

We have audited Radware Ltd. and subsidiaries internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income (loss), comprehensive income (loss), change in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated April 27, 2017 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2017	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$79,639	$33,744
Available-for-sale marketable securities	20,452	16,003
Short-term bank deposits	125,995	80,922
Trade receivables (net of allowance for doubtful accounts and sales reserves in a total amount of $ 1,236 and $ 1,686 in 2016 and 2015, respectively)	19,407	26,410
Other current assets and prepaid expenses	4,159	5,042
Inventories	17,114	16,322

Total current assets	266,766	178,443

LONG-TERM INVESTMENTS:

Available-for-sale marketable securities	74,967	87,814
Long-term bank deposits	19,092	96,643
Severance pay fund	2,597	2,724

Total long-term investments	96,656	187,181

Property and equipment, net	26,354	26,203
Intangible assets, net	2,399	3,518
Goodwill	30,069	30,069
Other long-term assets	8,092	5,473

Total assets	$430,336	$430,887

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2016	2015

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$5,971	$9,255
Deferred revenues	53,061	46,061
Employees and payroll accruals	11,713	10,791
Other payables and accrued expenses	14,519	11,307

Total current liabilities	85,264	77,414

LONG-TERM LIABILITIES:

Deferred revenues	31,100	25,136
Other long-term liabilities	14,209	9,214

Total long-term liabilities	45,309	34,350

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 0.05 par value - Authorized: 60,000,000 at December 31, 2016 and 2015; Issued: 52,913,976 and 52,619,945 shares at December 31, 2016 and 2015, respectively; Outstanding: 43,188,850 and 44,778,847 shares at December 31, 2016 and 2015, respectively	663	661
Additional paid-in capital	325,338	312,784
Treasury stock (9,725,128) and (7,841,098) of ordinary shares at December 31, 2016 and 2015, respectively	(116,029)	(94,049)
Accumulated other comprehensive income (loss)	(20)	1,257
Retained earnings	89,811	98,470

Total shareholders' equity	299,763	319,123

Total liabilities and shareholders' equity	$430,336	$430,887

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2016	2015	2014

Revenues:
Products	$110,186	$136,793	$143,466
Services	86,399	79,773	78,426

Total revenues	196,585	216,566	221,892

Cost of revenues:
Products	27,320	29,159	29,448
Services	8,375	9,041	10,284

Total cost of revenues	35,695	38,200	39,732

Gross profit	160,890	178,366	182,160

Operating expenses:

Research and development, net	51,732	49,987	44,081
Sales and marketing	103,774	93,347	93,203
General and administrative	18,133	17,033	19,797

Total operating expenses	173,639	160,367	157,081

Operating income (loss)	(12,749)	17,999	25,079
Financial income, net	5,741	5,867	5,802

Income (loss) before taxes on income	(7,008)	23,866	30,881
Taxes on income	1,651	5,297	5,931

Net income (loss)	$(8,659)	$18,569	$24,950

Basic net earnings (loss) per share	$(0.20)	$0.40	$0.55

Diluted net earnings (loss) per share	$(0.20)	$0.40	$0.53

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2016	2015	2014

Net income (loss)	$(8,659)	$18,569	$24,950

Other comprehensive income (loss) before tax:
Unrealized gains (losses) on available-for-sale securities:
Changes in unrealized gains	68	3,903	(1,098)
Less: reclassification adjustments for gains included in net income (loss)	(1,771)	(2,438)	(424)

Other comprehensive income (loss) before tax	(1,703)	1,465	(1,522)
Income tax benefits (expense) related to components of other comprehensive income (loss)	426	(419)	-

Other comprehensive income (loss), net of tax	(1,277)	1,046	(1,522)

Comprehensive income (loss)	$(9,936)	$19,615	$23,428

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total

Balance as of December 31, 2013	44,733,589	$611	$262,809	$(25,984)	$1,733	$54,951	$294,120

Repurchase of ordinary shares	(887,855)	-	-	(15,169)	-	-	(15,169)
Issuance of shares upon exercise of stock options	3,080,763	43	22,450	-	-	-	22,493
Stock based compensation	-	-	7,382	-	-	-	7,382
Tax benefit related to exercise of stock options	-	-	1,443	-	-	-	1,443
Other comprehensive loss, net of tax	-	-	-	-	(1,522)	-	(1,522)
Net income	-	-	-	-	-	24,950	24,950

Balance as of December 31, 2014	46,926,497	654	294,084	(41,153)	211	79,901	333,697

Repurchase of ordinary shares	(2,824,772)	-	-	(52,896)	-	-	(52,896)
Issuance of shares upon exercise of stock options	677,122	7	8,739	-	-	-	8,746
Stock based compensation	-	-	9,329	-	-	-	9,329
Tax benefit related to exercise of stock options	-	-	632	-	-	-	632
Other comprehensive income, net of tax	-	-	-	-	1,046	-	1,046
Net income	-	-	-	-	-	18,569	18,569

Balance as of December 31, 2015	44,778,847	661	312,784	(94,049)	1,257	98,470	319,123

Repurchase of ordinary shares	(1,884,030)	-	-	(21,980)	-	-	(21,980)
Issuance of shares upon exercise of stock options	294,033	2	1,581	-	-	-	1,583
Stock based compensation	-	-	11,520	-	-	-	11,520
Tax deficiency related to exercise of stock options	-	-	(547)	-	-	-	(547)
Other comprehensive loss, net of tax	-	-	-	-	(1,277)	-	(1,277)
Net loss	-	-	-	-	-	(8,659)	(8,659)

Balance as of December 31, 2016	43,188,850	$663	$325,338	$(116,029)	$(20)	$89,811	$299,763

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Year ended December 31,
	2016	2015	2014

Cash flows from operating activities:

Net income (loss)	$(8,659)	$18,569	$24,950
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	10,372	9,401	8,102
Stock based compensation	11,520	9,329	7,382
Gain from sale of available-for-sale marketable securities	(1,771)	(2,438)	(424)
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	1,949	3,208	2,964
Accrued interest on bank deposits	1,179	(1,998)	1,069
Increase (decrease) in accrued severance pay, net	401	125	(158)
Changes in deferred income taxes, net	(2,687)	215	(1,775)
Decrease (increase) in trade receivables, net	7,003	(773)	(726)
Decrease (increase) in other current assets and prepaid expenses	883	(103)	(1,913)
Decrease (increase) in inventories	(792)	522	(2,654)
Increase (decrease) in trade payables	(3,284)	(562)	1,019
Increase in deferred revenues (short-term and long-term)	12,964	3,849	8,638
Increase in other payables and accrued expenses and other long-term liabilities	8,855	424	7,146
Excess tax deficiency (benefit) from stock-based compensation stock options	547	(632)	(1,443)

Net cash provided by operating activities	38,480	39,136	52,177

Cash flows from investing activities:

Purchase of property and equipment	(9,404)	(13,774)	(9,482)
Proceeds from (investment in) other long-term assets	(53)	(100)	34
Proceeds from (investment in) bank deposits, net	31,295	(33,824)	(20,929)
Purchase of available-for-sale marketable securities	(16,219)	(13,442)	(44,063)
Proceeds from maturity of available-for-sale marketable securities	17,205	26,530	29,390
Proceeds from redemption of available-for-sale marketable securities	5,535	27,757	10,393
Purchase of an intangible asset	-	-	(1,375)

Net cash provided by (used in) investing activities	28,359	(6,853)	(36,032)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014

Cash flows from financing activities:

Proceeds from exercise of stock options	1,583	8,746	22,493
Excess tax (deficiency) benefit from stock-based compensation	(547)	632	1,443
Repurchase of Ordinary shares	(21,980)	(52,896)	(15,169)

Net cash provided by (used in) financing activities	(20,944)	(43,518)	8,767

Increase (decrease) in cash and cash equivalents	45,895	(11,235)	24,912
Cash and cash equivalents at the beginning of the year	33,744	44,979	20,067

Cash and cash equivalents at the end of the year	$79,639	$33,744	$44,979

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$1,730	$1,853	$2,285

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Radware Ltd. (the “Company”), an Israeli corporation commenced operations in April 1997. The Company and its subsidiaries (the “Group") are engaged in the development, manufacture and sale of Cyber Security and Application Delivery solutions designed to ensure optimal service level for applications in virtual, cloud and software defined data centers. The Company's products are marketed worldwide.

b.
The Company has established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, India, Australia, Italy, Hong Kong and China. In addition, the Company has established representative offices in Taiwan and Spain. The Company holds 91% of its Israeli subsidiary. The Company's subsidiaries are engaged primarily in sales, marketing and support activities of its core products, except for the Israeli subsidiary which is engaged primarily in real-time consumer applications across the web. The Israeli subsidiary operations were immaterial for the years ended December 31, 2014, 2015 and 2016. The net income (loss) attributable to non-controlling interests represents 0.29%, (0.69%) and (1.92%) out of consolidated net income (loss) in 2014, 2015 and 2016, respectively.

c.
The Company depends on a few vendors to supply certain hardware platforms and components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

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

A majority of the revenues of the Group are denominated in United States dollars ("dollar" or "U.S. dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are denominated in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification ("ASC") No. 830 "Foreign Currency Matters". Changes in currency exchange rates between the Company's functional currency and the currency in which a transaction is denominated are included in the Company's results of operations as financial income, net in the period in which the currency exchange rates change.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Group. Intercompany balances and transactions including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

e.	Bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are stated at cost which approximates market values.

Bank deposits with maturities of more than one year are included in long-term deposits. Deposits as of December 31, 2016 do not have contractual maturities that exceed 2.5 years. Such long-term deposits are stated at cost which approximates market values.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income (loss) is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss). During the years 2014, 2015 and 2016, the Company did not record any other-than-temporary impairment loss with respect to its marketable securities.

The Company’s unrealized loss on debt securities in corporate bonds relates to several bonds. Because the Company has the ability to hold these debt securities until a recovery of fair value, which may be the maturity date of such bonds, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2016.

g.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $ 1,288, $ 750 and $ 1,071 in 2014, 2015 and 2016, respectively, and have been included in cost of revenues of product.

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

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 5 to 7 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis. During 2014, 2015 and 2016, no impairment losses were recorded.

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

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company performs assessment of qualitative factors during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. This analysis determined that no indicators of impairment existed for 2014, 2015 and 2016.

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

The Group derive revenues mainly from sales of products, post-contract customer support ("PCS") and subscriptions. The Company's products are sold primarily through distributors and resellers, all of which are considered end-users.

Revenues from product sales are recognized in accordance with ASC No. 605, "Revenue Recognition" ("ASC 605"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, and collectability is reasonably assured.

Revenues from PCS, which represents mainly software updates, help desk support, unit replacement or repair, and security update services, and revenues from subscriptions are recognized ratably over the term of the agreement, which is typically between one year and three years. The timing for revenue recognition of the various products and customers is dependent upon satisfaction of such criteria and generally varies from shipment to delivery to the customer depending on the specific shipping terms of a given transaction, as stipulated in the agreement with each customer.

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

The Company determines ESP in multiple-element arrangements as follows: VSOE for post-contract customer support is determined based on the price charged when such element is sold separately (renewals). The price may vary in the territories and vertical markets in which the Company conducts business. Price is determined by using a consistent percentage of the Company's product price lists, in the same territories and markets.

For the product and subscriptions, the Company determines the ESP based on management’s estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition. The determination of ESP is made through consultation with and approval of management, taking into consideration the pricing model and go-to-market strategy.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 1,434 and $ 984 as of December 31, 2015 and 2016, respectively.

Deferred revenues include unearned amounts collected under post-contract customer support and subscription agreements, and are classified in short and long-term based on their contractual term.

m.	Shipping and handling fees and costs:

Shipping and handling fees charged to the Company's customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues.

n.	Cost of revenues:

Cost of products is comprised of cost of software and hardware production, manuals, packaging, license fees paid to third parties, inventory write-offs and amortization of acquired technology.

Cost of services is comprised of cost of post-sale customer support.

o.	Warranty costs:

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2014, 2015 and 2016 were immaterial.

p.	Research and development expenses:

Research and development costs are charged to the statements of income (loss) as incurred. ASC No. 985-20, “Software - Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Grants:

During 2012-2014 and 2016 the Company received non-royalty-bearing grants from the Government of Israel for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $ 297, nil and $ 880 in 2014, 2015 and 2016, respectively.

r.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income.

The Company recognizes compensation expenses for the value of its awards based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

ASC 718 requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows.

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

The Company accounted for changes in award terms as a modification in accordance with ASC 718. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date. Under ASC 718, the calculation of the incremental value is based on the excess of the fair value of the new (modified) award based on current circumstances over the fair value of the original award measured immediately before its terms are modified based on current circumstances.

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2014, 2015 and 2016 was estimated using the following weighted average assumptions:

Employees' stock option plan:
	Year ended December 31,
	2016	2015	2014

Risk free interest rate	1.12%	1.21%	1.10%
Dividend yields	0%	0%	0%
Expected volatility	34%	34%	40%
Weighted average expected term from grant date (in years)	3.88	3.86	3.72

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes" ("ASC 740"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

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

The majority of the Group’s cash and cash equivalents and bank deposits are invested in major banks in Israel and the U.S. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short-term and long-term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2016, 81% of the Group’s short-term and long-term bank deposits were deposited in major Israeli banks in Israel which are rated AAA, as determined by the Israeli affiliate of Standard & Poor’s (“S&P”), and 19% were deposited in the U.S. branch of another major Israeli bank which is also rated AAA, as determined by the Israeli affiliate of S&P.

As of December 31, 2016, the maximal contractual duration of any of the Group’s bank deposits was 2.51 years, the weighted average duration of the Group’s deposits was 1.32 years, and the weighted average time to maturity was 0.37 years.

The Group’s marketable securities include investments in foreign banks, government debentures and in corporate shares and debentures. The financial institutions that hold the Group’s marketable securities are major U.S. financial institutions, located in the United States. The Company's management believes that the Group’s marketable securities portfolio is a diverse portfolio of highly-rated securities and the Group’s investment policy limits the amount the Group’s may invest in each issuer, and accordingly, management believes that minimal credit risk exists from geographic or credit concentration with respect to these securities.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2016, 49% of the Group’s marketable securities portfolio was invested in debt securities of financial institutions, 10% in debt securities of governmental institutions, and 41% in debt securities of corporations. No more than 2% of the Group’s total investments portfolio was invested in debt securities of a single issuer.

From geographic prospective, 49% of the Group’s marketable securities portfolio was invested in debt securities of U.S. issuers, 29% was invested in debt securities of European issuers and 22% was invested in debt securities of other geographic-located issuers. As of December 31, 2016, 86% of the Group’s marketable securities portfolio was rated A- or higher, as determined by S&P, 10% was rated BBB or BBB+ and 4% was rated BB-.

The trade receivables of the Group are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. Bad debt expenses for the years ended December 31, 2014, 2015 and 2016 were $ 150, $ 80 and nil, respectively. Total write offs during 2014, 2015 and 2016 amounted to $ 214, nil and nil, respectively.

u.	Employee related benefits:

Severance pay:

The Group’s liability for severance pay with respect to its Israeli employees for periods prior to April 1, 2007 (the “Transition Date") is calculated pursuant to the Israeli Severance Pay Law – 1963 ("ISP Law"), based on the most recent salary of the employees multiplied by the number of years of employment as of the Transition Date. The Company recorded as expenses the increase in the severance liability, net of earnings (losses) from the related investment fund. Israeli employees were entitled to one month's salary for each year of employment, or a portion thereof. Until the Transition Date, the Group’s liability was partially funded by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a provision established by the Company.

The carrying value of the deposited funds for the Group’s Israeli employees severance pay for employment periods prior to the Transition Date include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the ISP Law or employment agreements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective as of the Transition Date, the Group’s agreements with employees in Israel are in accordance with Section 14 of the ISP Law which provide that the employer's contributions to severance pay fund shall cover its entire severance obligation with respect to period of employment subsequent to the Transition Date. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve the employer from any further severance obligation and no additional payments are required to be made by the employerto the employee. As a result, the related obligation and amounts deposited in respect of such obligation are not stated on the balance sheets, as the employeris legally released from severance obligation to employees once the amounts have been fully deposited, and the Company has no legal ownership in the amounts deposited. Consequently, effective from the Transition Date, the Company increased its contribution to the deposited funds to cover the full amount of the employees' salaries.

Severance pay expenses for the years ended December 31, 2016, 2015 and 2014 amounted to approximately $ 3,603, $ 2,886 and $ 2,432, respectively. Accrued severance pay is included in other long-term liabilities in the balance sheets.

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

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

w.	Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220, "Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive income (loss) relate to available-for-sale marketable securities adjustment.

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

Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus potential dilutive ordinary shares considered outstanding during the period, if any, in accordance with ASC No. 260, "Earnings Per Share". The total number of ordinary shares related to outstanding stock options excluded from the calculation of diluted income (loss) per share as they would have been anti-dilutive was 474,000, 4,174,953 and 4,665,638 for the years ended December 31, 2014, 2015 and 2016, respectively.

z.	Business combinations:

The Company accounted for business combination in accordance with ASC No. 805, "Business Combinations" ("ASC 805"). ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

aa.	Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. The reclassification had no effect on previously reported net income or shareholders' equity. The reclassification was adjusted the revenues from services to revenues from products in order to align the 2016 presentation.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Impact of recently issued accounting pronouncements:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 "Revenue from Contracts with Customers" (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in "Revenue Recognition (Topic 605)", and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The guidance permits the use of either a retrospective or cumulative effect transition method. The Company has not yet selected a transition method. The Company has made progress toward completing its evaluation of the potential changes from adopting this new standard on its financial reporting and disclosures. The Company formed an implementation work group and expects to complete the evaluation of the impact of the accounting and disclosure changes on its business processes, controls and systems throughout 2017, design any changes to such business processes, controls and systems, and implement the changes before the end of 2017. Based on its current analysis, one of the potential effects, if any, relates to incremental sales costs with respect to contracts signed during a period, which may require capitalization. The FASB has issued, and may issue in the future, interpretive guidance, which may cause the Company's evaluation to change. The Company continues to assess all the potential impacts under the new revenues standard. Management believes that the Company is following an appropriate timeline to allow for proper recognition, presentation and disclosure upon adoption effective the beginning of fiscal year 2018.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU will be effective for the Company in the first quarter of 2019. The Company is evaluating the impact of the adoption of this update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. The ASU simplifies several aspects of the accounting for employee share-based payments including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. This ASU will be effective for the Company in the first quarter of 2017. The Company’s adoption of ASU 2016-09 will not have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), which intends to reduce diversity in practice in how certain cash receipts and cash payments are classified in the statement of cash flows. This guidance will be effective for The Company in the first quarter of 2018. The Company is currently evaluating the impact this ASU will have on its consolidated financial statements.

In January 2017, the FASB issued ASU "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment" ("ASU 2017-04"). ASU 2017-04 will simplify the subsequent measurement of goodwill by eliminating the second step from the goodwill impairment test. ASU 2017-04 would require applying a one-step quantitative test and recording the amount of goodwill impairment as the excess of the reporting unit's carrying value over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. ASU 2017-04 does not amend the optional qualitative assessment of goodwill impairment. The amendments in ASU 2017-04 are effective for annual or any interim goodwill impairment tests for fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the impact of the standard on its future financial statements and disclosures but it is not expected to have a material impact.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2016				2015
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	Value	cost	losses	gains	Value

Foreign banks and government debentures	$15,361	$(10)	$51	$15,402	$5,895	$(15)	$16	$5,896
Corporate debentures	5,046	-	4	5,050	4,393	(1)	17	4,409
Corporate shares	-	-	-	-	3,762	-	1,936	5,698

Total available-for-sale marketable securities	$20,407	$(10)	$55	$20,452	$14,050	$(16)	$1,969	$16,003

Marketable securities with contractual maturities from one to three years are as follows:

	December 31,
	2016				2015
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	Value	cost	losses	gains	Value

Foreign banks and government debentures	$31,040	$(45)	$76	$31,071	$38,383	$(117)	$149	$38,415
Corporate debentures	28,980	(26)	65	29,019	32,008	(143)	43	31,908

Total available-for-sale marketable securities	$60,020	$(71)	$141	$60,090	$70,391	$(260)	$192	$70,323

Marketable securities with contractual maturities of more than three years are as follows:

	December 31,
	2016				2015
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	Losses	gains	Value	cost	Losses	gains	Value

Foreign banks and government debentures	$7,738	$(111)	$-	$7,627	$6,356	$(71)	$-	$6,285
Corporate debentures	7,281	(60)	29	7,250	11,342	(136)	-	11,206

Total available-for-sale marketable securities	$15,019	$(171)	$29	$14,877	$17,698	$(207)	$-	$17,491

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair Value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Foreign banks and government debentures	$20,118	$(139)	$2,325	$(28)	$22,443	$(167)
Corporate debentures	13,444	(79)	1,013	(6)	14,457	(85)

Total available-for-sale marketable securities	$33,562	$(218)	$3,338	$(34)	$36,900	$(252)

	December 31, 2015
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair Value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Foreign banks and government debentures	$16,041	$(64)	$15,660	$(139)	$31,701	$(203)
Corporate debentures	9,697	(93)	24,347	(188)	34,044	(281)

Total available-for-sale marketable securities	$25,738	$(157)	$40,007	$(327)	$65,745	$(484)

As of December 31, 2016 the Company had 3 investments with continuous unrealized loss for more than 12 months.

As of December 31, 2015 and 2016, interest receivable amounted to $ 852 and $ 866, respectively, and is included within available-for-sale marketable securities in the balance sheets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, "Fair Value Measurements and Disclosures", the Company measures its cash equivalents and available-for-sale marketable securities at fair value on recurring basis. Cash equivalents and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The Company's financial assets measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2016 and 2015:

	December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$578	$-	$-	$578

Available-for-sale:

Foreign banks and government debentures	-	54,100	-	54,100
Corporate debentures	-	41,319	-	41,319

Total financial assets	$578	$95,419	$-	$95,997

	December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$853	$-	$-	$853

Available-for-sale:

Foreign banks and government debentures	-	50,596	-	50,596
Corporate debentures	-	47,523	-	47,523
Corporate shares	5,698	-	-	5,698

Total financial assets	$6,551	$98,119	$-	$104,670

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2016	2015

Raw materials and components	$1,989	$2,655
Work-in-progress	429	442
Finished products	14,696	13,225

	$17,114	$16,322

NOTE 6:-        PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost:

Computer, peripheral equipment and software	$78,521	$71,571
Office furniture and equipment	10,103	8,953
Leasehold improvements	5,607	5,193

	94,231	85,717
Accumulated depreciation:

Computer, peripheral equipment and software	59,696	52,645
Office furniture and equipment	5,382	4,554
Leasehold improvements	2,799	2,315

	67,877	59,514

Property and equipment, net	$26,354	$26,203

Depreciation expenses for the years ended December 31, 2014, 2015 and 2016 were $ 6,413, $ 8,163 and $ 9,253, respectively.

In 2016, the Company commenced a project for a global roll-out of its Enterprise Resource Planning systems ("ERP"). The Company capitalizes costs incurred related to the system according to ASC 350-40 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". As of December 31, 2016, the Company capitalized an amount of $2,721, which is included in "Computer, peripheral equipment and software".

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, NET

Intangible assets:

	Weighted
	average
	amortization	December 31,
	Period	2016	2015
	(years)
Cost:
Acquired technology	7.6	$16,314	$16,314
Customers relationships and brand name	6.8	9,817	9,817

		26,131	26,131

Accumulated amortization:
Acquired technology		14,160	13,146
Customers relationships and brand name		9,572	9,467

		23,732	22,613

Intangible assets, net		$2,399	$3,518

Amortization expenses for the years ended December 31, 2014, 2015 and 2016 were $ 1,689, $ 1,238 and $ 1,119 respectively.

Future estimated amortization expenses for the years ending:

December 31,

2017	$1,006
2018	687
2019	674
2020	32

Total	$2,399

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2016	2015

Accrued expenses and other	$8,330	$6,769
Subcontractors accrual	2,081	2,532
Accrued taxes	4,108	2,006

	$14,519	$11,307

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Group are leased under various operating lease agreements, which expire on various dates, the latest of which is on May 31, 2022. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2016 and for each succeeding fiscal year indicated below are (in the aggregate) as follows:

2017	$4,865
2018	3,896
2019	3,222
2020	1,828
2021	668

$14,479

Total rent expenses for the years ended December 31, 2014, 2015 and 2016 were $ 4,628, $ 4,998 and $ 5,377 respectively (see also Note 15b).

b.	Litigation:

1.
On August 29, 2013, F5 Networks, Inc. (“F5”) filed an amended answer and counterclaim in an action brought by Radware against F5 on May 1, 2013 for infringement of three Radware’s patents regarding link load balancing technology. The Company prevailed in its affirmative case at trial, resulting in a damages award of $6,871 plus costs. The Court also permanently enjoined F5 from infringing Radware’s patents-in-suit. In its counterclaim, F5 alleged infringement of four F5 patents related to cookie persistence technology by Radware. In particular, while F5 acknowledged that the Company is licensed to each of the F5 patents-in-suit, F5 contends that the Company’s AppDirector and Alteon product lines perform unlicensed modes of the patents-in-suit. F5’s counterclaim further alleged trade libel and unfair competition resulting from statements allegedly made by the company asserting that F5 is responsible for certain internet service problems at major banks, including the Bank of America. On December 6, 2013, the Company filed an answer denying the allegations in F5’s counterclaims. On June 26, 2014, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s patent infringement counterclaim with respect to the Company’s AppDirector product line.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In June 2015, in response to the Company’s Summary Judgment Motion, F5 conceded that the current version of Alteon does not infringe any of the F5 patents-in-suit and that its allegations are limited to a previous version of Alteon. On January 7, 2016, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s trade libel and unfair competition counterclaims. On May 9, 2016, F5 accepted the Company offer for judgment of $40 for all of F5’s remaining claims and on September 7, 2016 the Court entered judgment in the same amount. After judgment, both Radware and F5 appealed other portions of the judgment to the Federal Circuit. F5 appealed the judgment for Radware, while Radware appealed orders that limited the amount of damages and the scope of the permanent injunction. Accordingly the awarded amount was not recorded as of December 31, 2016. Oral hearing on the appeal has not yet been scheduled. F5 has posted a bond with the Court for the entire judgment amount in favor of Radware.

2.
On April 4, 2016, F5  filed a lawsuit against the Company in the United States District Court for the Western District of Washington, alleging infringement of three U.S. patents of F5 relating to its ADC and WAF products.  The Company denies that any of its products infringe any valid claims of the asserted F5 patents and it intends to continue to vigorously oppose F5’s claims.  On December 16, 2016, the Company filed an amended counterclaim in this action for patent infringement of a recently issued Radware patent directed to outbound link load balancing.  However, since discovery and litigation is still in a preliminary stage, the Company cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows.

3.
On January 17, 2014, CRFD Research Inc. ("CRFD") filed a patent infringement complaint in the District of Delaware against Level 3 Communications LLC ("Level 3"), a reseller of products of Strangeloop Networks, the Canadian-based company that the Company acquired in 2013..  On January 21, 2014, Level 3 requested indemnification from Strangeloop seeking indemnification for patent infringement claims brought by CRFD against Level 3.  The Company has agreed to indemnify and defend Level 3 in this action.  On May 12, 2014, the District Court in Delaware granted the parties Stipulation of Dismissal with Prejudice dismissing the complaint against Level 3.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      SHAREHOLDERS' EQUITY

The Company's shares are listed for trade on the NASDAQ Global Select Market under the symbol "RDWR".

a.          Rights of shares:

Ordinary Shares:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividend, if declared.

b.          Treasury stock:

In April 2015, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate amount of $ 40,000 of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan expired on April 30, 2016. In April 2016, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate amount of $ 40,000 of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan will expire on April 30, 2017. During 2015 and 2016 the Company purchased a total of 2,824,772 and 1,884,030 of its ordinary shares for total consideration of $ 52,896 and $ 21,980, respectively. Total consideration for the purchase of these ordinary shares was recorded as Treasury stock, at cost, as part of shareholders' equity.

c.          Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

d.          Stock Option Plans:

The Company has two stock option plans, the Company's Key Employee Share Incentive Plan (1997) as amended and restated (the "1997 Plan") and the Directors and Consultants Option Plan (the “DC Plan" and together with the 1997 Plan, Stock Option Plans"). Under the Stock Option Plans, options may be granted to officers, directors, employees and consultants of the Group. The exercise price per share under the Stock Option Plans was generally not less than the market price of an ordinary share at the date of grant. The options expire 5.2 years from the grant date. The options vest primarily over four years. Each option is exercisable for one ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      SHAREHOLDERS' EQUITY (Cont.)

Pursuant to the Stock Option Plans, the Company reserved for issuance 28,445,714 ordinary shares. As of December 31, 2016, an aggregate of 1,025,066 ordinary shares of the Company were still available for future grants.

On February 1, 2010, the Company's Board of Directors adopted an additional addendum to the share option plan allowing the allocation of short-term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing market price of the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2016, 1,000,000 ordinary shares have been reserved for option grants under this addendum. As of December 31, 2016, an aggregate of 763,306 ordinary shares of the Company, under this addendum, were still available for future grants.

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

As of December 31, 2016, 1,744,440 ordinary shares are available for issuance under future ESPP. During 2016, 2015 and 2014 there was no offering under the ESPP.

Modification of Stock Options:

During 2016, the Board of Directors of the Company approved the repricing of 667,750 stock options for several employees and senior management, previously granted under the Stock Option Plans. As a result, the exercise price of the options was lowered to the price per share of the stock at the free market. There was no change in the number of shares subject to each option, vesting or other terms of the options. The incremental expense for the repricing of the options is approximately $1,187. For the year ended December 31, 2016, the Company recorded expenses totaling $359 associated with the repricing.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      SHAREHOLDERS' EQUITY (Cont.)

A summary of employees and directors option activity under the Company's Stock Option Plans as of December 31, 2016, 2015 and 2014 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	5,201,661	$16.51	3.06	$2,748
Granted	2,772,300	12.94
Exercised	(139,400)	12.18
Expired	(416,523)	17.06
Forfeited	(1,389,150)	19.09

Outstanding at December 31, 2016	6,028,888	$14.33	3.27	$5,070

Exercisable at December 31, 2016	2,014,403	$15.28	1.85	$597

Vested and expected to vest at December 31, 2016	5,475,668	$14.44	3.16	$4,236

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	4,702,920	$15.54	3.22	$30,474
Granted	1,562,000	18.96
Exercised	(600,393)	14.57
Expired	(160,000)	16.92
Forfeited	(302,866)	17.76

Outstanding at December 31, 2015	5,201,661	$16.51	3.06	$2,748

Exercisable at December 31, 2015	1,791,130	$15.32	1.91	$1,578

Vested and expected to vest at December 31, 2015	4,878,629	$16.44	2.99	$2,655

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      SHAREHOLDERS' EQUITY (Cont.)

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	7,073,511	$11.74	2.62	$44,716
Granted	1,239,375	17.14
Exercised	(3,058,966)	7.35
Expired	-	-
Forfeited	(551,000)	14.83

Outstanding at December 31, 2014	4,702,920	$15.54	3.22	$30,474

Exercisable at December 31, 2014	1,265,300	$15.57	1.58	$8,161

Vested and expected to vest at December 31, 2014	4,320,142	$15.99	3.14	$26,033

The aggregate intrinsic value of options outstanding at December 31, 2016, represents intrinsic value of 3,925,483 outstanding options that are in-the-money as of December 31, 2016.

The aggregate intrinsic value of options exercisable at December 31, 2016 represents intrinsic value of 982,890 outstanding options that are in-the-money as of December 31, 2016.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2016, 2015 and 2014 was $ 3.48, $ 5.29 and $ 5.42, respectively.

As of December 31, 2016, there was approximately $ 10,612 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans (including expenses associated with the repricing).. That cost is expected to be recognized over a weighted-average period of 1.62 years. Total grant-date fair value of vested options for the year ended December 31, 2016 was approximately $ 10,281.

As of December 31, 2015, there was approximately $ 9,866 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost was expected to be recognized over a weighted-average period of 1.60 years. Total grant-date fair value of vested options for the year ended December 31, 2015 was approximately $ 9,696.

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

The options outstanding under the Company's Stock Option Plans as of December 31, 2016, 2015 and 2014 have been separated into ranges of exercise price as follows:

December 31, 2016
Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$10.08-14.74	4,190,733	3.66	13.38	982,890	13.97
$15.09-19.30	1,793,905	2.37	16.34	1,031,513	16.52
$20.62-23.66	44,250	3.47	22.81	-	-

	6,028,888			2,014,403

December 31, 2015
Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$12.18-14.74	1,861,208	2.98	13.91	863,792	13.56
$15.09-19.30	2,557,703	2.67	16.69	927,338	16.96
$20.62-23.66	782,750	4.53	22.10	-	-

	5,201,661			1,791,130

December 31, 2014
Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$7.65	60,350	0.25	7.65	60,350	7.65
$11.94-14.47	1,861,533	3.32	13.58	334,200	12.19
$15.09-19.30	2,781,037	3.21	17.03	870,750	17.41

	4,702,920			1,265,300

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes information relating to RSUs, as well as changes to such awards during 2016:

Year ended December 31,
2016
Number in thousands

Outstanding at January 1, 2016	818,364
Granted	743,188
Vested	(154,633)
Forfeited	(123,989)

Outstanding as of December 31, 2016	1,282,930

As of December 31, 2016, there was approximately $ 12,570 of total unrecognized compensation costs related to non-vested RSUs granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.67 years.

The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2016, 2015 and 2014 were $ 12.79, 18.36 and 16.96, respectively.

Stock-based compensation was recorded in the following items within the consolidated statements of income (loss):

	Year ended December 31,
	2016	2015	2014

Cost of revenues	$180	$141	$79
Research and development, net	3,339	2,456	1,421
Sales and marketing	5,661	4,098	2,950
General and administrative	2,340	2,634	2,932

Total expenses	$11,520	$9,329	$7,382

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2016	2015	2014

Numerator for basic and diluted net earnings (loss) per share:

Net income (loss)	$(8,659)	$18,569	$24,950

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings (loss) per share	43,868,221	45,895,321	45,308,554
Effect of dilutive securities:
Employee stock options	-	843,283	1,586,061

Denominator for diluted net earnings (loss) per share	43,868,221	46,738,604	46,894,615

Basic net earnings (loss) per share	$(0.20)	$0.40	$0.55

Diluted net earnings (loss) per share	$(0.20)	$0.40	$0.53

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.          General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2016	2015

Beginning balance	$12,306	$10,117
Additions for prior year tax positions	911	36
Additions for current year tax positions	-	2,153

Ending balance	$13,217	$12,306

The Company's Israeli tax returns have been examined for all years including and prior to fiscal 2008, and the Company is no longer subject to audit for these periods. During 2016 the Israeli Tax Authorities (“ITA”) began assessment of 2012-2014 tax years.

As of December 31, 2016, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2016, 2015 and 2014 amounts of $ 912, $ 36, and ($ 404), respectively, were added (deducted) to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2016 and 2015, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 1,225 and $ 498 respectively, which is included within income tax accrual on the balance sheets.

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

The Israeli corporate tax rate in 2016 is 25% (2014 and 2015 – 26.5%). A company is taxable on its real capital gains at the corporate tax rate in the year of sale.

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

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

Out of the Company's retained earnings as of December 31, 2016, $ 87,762 are tax-exempted attributable to its Privileged Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits, and an income tax liability of up to $ 17,552 would be incurred as of December 31, 2016.

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

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("the Amendment") was published. According to the Amendment, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

The Amendment also prescribes special tax tracks for technological enterprises, which are subject to rules that are to be issued by the Minister of Finance by March 31, 2017.

The new tax tracks under the Amendment are as follows:

Technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A - a tax rate of 7.5%).

Special technological preferred enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion. Such enterprise will be subject to tax at a rate of 6% on profits deriving from intellectual property, regardless of the enterprise's geographical location.

Any dividends distributed to "foreign companies", as defined in the Law, deriving from income from the technological enterprises will be subject to tax at a rate of 4%.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

Since as of December 31, 2016 definitive criteria to determine the tax benefits had not yet been established, it cannot be concluded that the legislation in respect of technological enterprises had been enacted or substantively enacted as of that date.

Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2016	2015	2014

Current taxes	$4,338	$5,082	$7,706
Deferred taxes	(2,687)	215	(1,775)

	$1,651	$5,297	$5,931

Domestic	$283	$3,084	$4,899
Foreign	1,368	2,213	1,032

	$1,651	$5,297	$5,931

	Year ended December 31,
	2016	2015	2014
Domestic taxes:

Current taxes	$494	$2,715	$5,538
Deferred taxes	(211)	369	(639)

	283	3,084	4,899
Foreign taxes:

Current taxes	3,844	2,367	2,168
Deferred taxes	(2,476)	(154)	(1,136)

	1,368	2,213	1,032

Taxes on income	$1,651	$5,297	$5,931

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2016	2015

Carryforward tax losses	$2,210	$1,625
Deferred revenues	5,764	4,172
Temporary differences	5,881	4,982
Intangible assets	36	294

Deferred tax assets before valuation allowance	13,891	11,073
Valuation allowance	(1,495)	(1,032)

Net deferred tax asset	12,396	10,041

Intangible assets, including goodwill	(2,997)	(2,931)
Depreciable assets	(1,989)	(1,840)
Unrealized losses (gains) on marketable securities	7	(419)

Deferred tax liability	(4,979)	(5,190)

Net deferred tax assets	$7,417	$4,851

The net change in the total valuation allowance for the year ended December 31, 2016 was mainly relates to the losses carryforwards of the Israeli subsidiary that the Company concluded that it is not more likely than not that the net deferred tax assets will be realized and a valuation allowance has been recorded against these assets..

	December 31,
	2016	2015

Domestic deferred tax asset, net	$1,233	$598
Foreign deferred tax asset, net	6,184	4,253

	$7,417	$4,851

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

Through December 31, 2016, the U.S. subsidiary had a U.S. federal loss carry forward of $ 5,388, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2024 and fiscal 2027.

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2016	2015	2014

Income (loss) before taxes, as reported in the consolidated statements of income	$(7,008)	$23,866	$30,881

Statutory tax rate	25%	26.5%	26.5%
Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$(1,752)	$6,324	$8,183
Tax adjustment in respect of different tax rate of foreign subsidiary	427	622	190
Non-deductible expenses and other permanent differences	200	322	772
Deferred taxes on losses for which valuation allowance was provided, net	463	377	270
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	-	(555)	-
Stock compensation relating to stock options per ASC No. 718	1,342	1,186	1,624
Approved, Privileged and Preferred enterprise loss (benefits) (*)	916	(3,047)	(5,154)
Other	55	68	46

Actual tax expense	$1,651	$5,297	$5,931

(*)	Basic earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.03	$0.07	$0.11

	Diluted earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.03	$0.06	$0.11

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2016	2015	2014

Domestic	$(11,475)	$20,247	$28,203
Foreign	4,467	3,619	2,678

Income (loss) before income taxes	$(7,008)	$23,866	$30,881

NOTE 13:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2016, 2015 and 2014 from a geographical perspective:

	Year ended December 31,
	2016	2015	2014
Revenues from sales to customers located at:

The United States	$67,953	$69,125	$75,881
America – other	16,780	19,560	17,605
EMEA *)	53,724	62,689	55,376
Asia Pacific	58,128	65,192	73,030

	$196,585	$216,566	$221,892

*)	Europe, the Middle East and Africa.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	GEOGRAPHIC INFORMATION (Cont.)

The following table presents long-lived assets as of December 31, 2015 and 2016 from a geographical perspective:

	December 31,
	2016	2015
Long-lived assets, by geographic region:

America (principally the United States)	$1,973	$2,101
Israel	22,963	22,286
EMEA - other	357	578
Asia Pacific	1,061	1,238

	$26,354	$26,203

NOTE 14:-	SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2016	2015	2014
Financial income (expenses):

Interest on bank deposits and other	$2,947	$2,580	$2,053
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	1,813	2,153	3,404
Gain from sale of available-for-sale marketable securities	1,771	2,438	424
Bank charges	(116)	(157)	(242)
Foreign currency translation differences, net	(674)	(1,147)	163

	$5,741	$5,867	$5,802

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-      BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain members of the Company's Board of Directors, management or shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2016	2015

Trade receivables and prepaid expenses	$1,620	$2,084

Trade payables and accrued expenses	$636	$1,323

b.	The following related party transactions are included in the statements of income:

	Year ended December 31,
	2016	2015	2014

Revenues (1)	$1,766	$2,304	$3,651

Expenses, net - primarily lease, sub-contractors and communications (2)	$7,641	$6,331	$5,594

Purchase of property and equipment	$1,869	$5,463	$4,209

(1)	Distribution of the Company's products on a non-exclusive basis.

(2)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.

NOTE 16:-	EVENTS AFTER THE REPORTING DATE

In January 2017, the Company completed the acquisition of Seculert Ltd (“Seculert Acquisition” or “Seculert”), a company engaged in cyber-attack detection and HTTP analytics solutions and developing user and entity behavioral analysis “UEBA” solutions, for total consideration of $10,000 in cash and contingent payments of up to $10,000.