Form 20-F/A
period 2016-12-31
RADWARE LTD
filed 2017-05-16
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2016):

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

☒Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐       Accelerated Filer ☒

Non-Accelerated Filer ☐      Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

 ☐Yes  ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this "Amendment") to the annual report on Form 20-F for the fiscal year ended December 31, 2016, as filed by Radware Ltd. (the "Company" or "we") with the Securities and Exchange Commission (the "Commission") on April 27, 2017 (the "Form 20-F"), is being filed solely to indicate conformed signatures, which were inadvertently omitted from the original filing, on (i) the audit reports of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global ("EY"), included in the Form 20-F (the "Audit Reports") and (ii) the consent provided by EY, included as Exhibit 15.1 to the Form 20-F (the "EY Consent").

Though the signatures on the Audit Reports and EY Consent had been formally and timely obtained prior to the filing of the Form 20-F, conforming the signatures thereon was inadvertently omitted from the Form 20-F. Therefore, we are filing this Amendment to our Form 20-F to include (i) the same Audit Reports that were included in the Form 20-F (but now with the conformed signatures) together with the same consolidated financial statements to which the Audit Reports were attached in Item 18 of our Form 20-F and (ii) the same EY Consent that was included in the Form 20-F (but now with the conformed signatures), all such reports unchanged.  In addition, we are filing or furnishing, as indicated herein, as Exhibits 12.1, 12.2, 13.1 and 13.2, certain currently dated certifications.

This Amendment speaks as of the date of the initial filing of the Form 20-F and, other than as described above, this Amendment does not, and does not purport to, amend, update or restate any other information or disclosure included in the Form 20-F and does not, and does not purport to, reflect any events that have occurred after the date of the initial filing of the Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19. EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1	Memorandum of Association ¶ (A)
1.2	Amended and Restated Articles of Association (B)
4.1	Form of Directors and Officers Indemnity Deed (C)
4.2	Distributor Agreement with Bynet Data Communications Ltd. (D)
4.3	Summary of Material Terms of the Lease Agreements for the Company's Headquarters (E)
4.4	1997 Key Employee Share Incentive Plan, as amended and restated (F)
4.5	2010 Addendum (for international grantees) (G)
4.6	Radware Ltd. – 2010 Employee Share Purchase Plan (H)
4.7	Amended and Restated Compensation Policy for Executive Officers and Directors (I)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002***
15.1	Consent of Independent Registered Public Accounting Firm**
101
The following financial information from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2016, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income (Loss); (iv) Statements of Changes in Shareholders' Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail*

¶ Translated from Hebrew
* Previously filed.
** Filed herewith.
*** Furnished herewith.
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

RADWARE LTD.

By:	/s/ Doron Abramovitch
Doron Abramovitch
Chief Financial Officer

Date: May 16, 2017

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

/s/ KOST FORER GABBAY & KASIERER
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

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2017	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$79,639	$33,744
Available-for-sale marketable securities	20,452	16,003
Short-term bank deposits	125,995	80,922
Trade receivables (net of allowance for doubtful accounts and sales reserves in a total amount of $ 1,236 and $ 1,686 in 2016 and 2015, respectively)	19,407	26,410
Other current assets and prepaid expenses	4,159	5,042
Inventories	17,114	16,322

Total current assets	266,766	178,443

LONG-TERM INVESTMENTS:

Available-for-sale marketable securities	74,967	87,814
Long-term bank deposits	19,092	96,643
Severance pay fund	2,597	2,724

Totallong-term investments	96,656	187,181

Property and equipment, net	26,354	26,203
Intangible assets, net	2,399	3,518
Goodwill	30,069	30,069
Other long-term assets	8,092	5,473

Total assets	$430,336	$430,887

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