Form 20-F
period 2017-12-31
RADWARE LTD
filed 2018-03-28
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2017

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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2017):

44,133,954 Ordinary Shares, NIS 0.05 par value per share

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

We have registered trademarks for, among others, Radware®; Radware Logo: ®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; Triangulation®; SmartNat®; StringMatch Engine®; Web Server Director®; Fireproof®; SecureFlow®; APSolute Vision®; VAdapter®; vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; TeraVIP®; Virtual Director®;  DefensePipe®;“ADC Fabric®”; CyberStack® and “Virtual DefensePro® and we have trademark applications pending for, among others, “ADC-VX”™; VADI™ (Virtual Application Delivery Infrastructure)  and “Inflight”™.  Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP, and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On March 25, 2018, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.491 to $1.00. Unless the context otherwise indicates, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

Table of Contents

PART I	8
ITEM 1. Identity of Directors, Senior Management and Advisers	8
ITEM 2. Offer Statistics and Expected Timetable	8
ITEM 3. Key Information	9
A. Selected Financial Data	9
B. Capitalization and Indebtedness	10
C. Reasons for the Offer and Use of Proceeds	11
D. Risk Factors	11
ITEM 4. Information on the Company	35
A. History and Development of the Company	35
B. Business Overview	36
C. Organizational Structure	55
D. Property, Plants and Equipment	57
ITEM 4A. UNRESOLVED STAFF COMMENTS	57
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS	57
A. Operating Results	57
B. Liquidity and Capital Resources	75
C. Research and Development, Patents and Licenses, etc.	78
D. Trend Information	79
E. Off-Balance Sheet Arrangements	80
F. Tabular Disclosure of Contractual Obligations	80
ITEM 6. Directors, Senior Management and Employees	81
A. Directors and Senior Management	81
B. Compensation	86
C. Board Practices	89
D. Employees	98
E. Share Ownership	99
ITEM 7. Major Shareholders and Related Party Transactions	102
A. Major Shareholders	102
B. Related Party Transactions	104
C. Interests of Experts and Counsel	106

ITEM 8. Financial Information	107
A. Consolidated Statements and other Financial Information	108
B. Significant Changes	108
ITEM 9. The Offer and Listing	109
A. Offer and Listing Details	109
B. Plan of Distribution	110
C. Markets	110
D. Selling Shareholders	110
E. Dilution	110
F. Expenses of the Issue	110
ITEM 10. Additional information	111
A. Share Capital	111
B. Memorandum and Articles of Association	111
C. Material Contracts	117
D. Exchange Controls	117
E. Taxation	118
F. Dividends and Paying Agents	132
G. Statement by Experts	132
H. Documents on Display	132
I. Subsidiary Information	133
ITEM 11. Quantitative and Qualitative Disclosures about Market Risk	134
ITEM 12. Description of Securities other than Equity Securities	135
PART II	136
ITEM 13. Defaults, Dividend Arrearages and Delinquencies	136
ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	136
ITEM 15. Controls and Procedures	136
ITEM 16A. Audit Committee Financial Expert	138
ITEM 16B. Code of Ethics	138
ITEM 16C. Principal Accountant Fees and Services	138
ITEM 16D. Exemptions from the Listing Standards for Audit Committees	139
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	140
Item 16F. Change in Registrant's Certifying Accountant	141
Item 16G. Corporate Governance	141
Item 16H. Mine Safety Disclosure	141
PART III	142
ITEM 17. Financial Statements	142
ITEM 18. Financial Statements	142
ITEM 19. Exhibits	142
SIGNATURE	142

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.            Selected Financial Data

The following tables present selected information from our consolidated statements of income and balance sheet data for the periods and as of the dates indicated.  We derived the selected consolidated statements of income for the years ended December 31, 2015, 2016 and 2017 and the selected balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F, which have been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global.  The selected consolidated statements of income data for the years ended December 31, 2013 and 2014 and the selected balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report

	Year ended December 31,
	2017	2016	2015		2014		2013
	(U.S. dollars and share amounts in thousands, except per share data)
Consolidated Statements of Income Data:
Revenues:
Products	$117,968	$110,186	$136,793	**	$143,466	**	$118,727
Services	93,401	86,399	79,773	**	78,426	**	74,270
	211,369	196,585	216,566		221,892		192,997

Cost of revenues:
Products	30,862	27,320	29,159		29,448		27,066
Services	8,754	8,375	9,041		10,284		9,669
	39,616	35,695	38,200		39,732		36,735
Gross profit	171,753	160,890	178,366		182,160		156,262
Operating expenses, net:
Research and development, net	59,003	51,732	49,987		44,081		40,983
Sales and marketing	108,744	103,774	93,347		93,203		82,815
General and administrative	17,577	18,133	17,033		19,797		14,895
Other income	(6,900)	-	-		-		-
Total operating expenses	178,424	173,639	160,367		157,081		138,693
Operating income (loss)	(6,671)	(12,749)	17,999		25,079		17,569
Financial income, net	4,830	5,741	5,867		5,802		4,494
Income (loss) before taxes on income	(1,841)	(7,008)	23,866		30,881		22,063
Taxes on income	(5,652)	(1,651)	(5,297)		(5,931)		(4,008)
Net income (loss)	$(7,493)	$(8,659)	$18,569		$24,950		$18,055

Basic net earnings (loss) per share*	$(0.17)	$(0.20)	$0.40		$0.55		$0.40
Diluted net earnings (loss) per share*	$(0.17)	$(0.20)	$0.40		$0.53		$0.39

* See notes 2(y) and 11 to our consolidated financial statements included elsewhere in this annual report for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

** The breakdown between product and service revenues for 2015 and 2014 was reclassified to include most subscription revenues in product revenues rather than allocating some to product and some to service revenues, which has resulted in a change to previously published figures for the periods ended December 31, 2015 and December 31, 2014, respectively.

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	43,476	43,868	45,895	45,309	44,760

Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	43,476	43,868	46,739	46,895	46,717

	As of December 31,
	2017	2016	2015	2014	2013
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities	$200,961	$226,086	$130,669	$104,416	$134,826
Long-term bank deposits and marketable securities	143,338	94,059	184,457	226,273	150,874
Working capital	140,765	181,502	101,029	76,010	113,546
Total assets	469,088	430,336	430,887	442,573	388,734
Shareholders’ equity	315,356	299,763	319,123	333,697	294,120
Capital Stock	349,923	326,001	313,445	294,738	263,420

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

Although we were profitable in the past several years, including 2015, we incurred net losses during 2016 and 2017, mainly as a result of an increase in our operating expenses compared to a lower rate of increase in our revenues in 2017 and a decrease in revenues in 2016. Our ability to achieve or increase profitability in the future depends in part on the following factors: the economic health of the global economy; the rate of growth of, and changes in technology trends in our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies in a timely manner; the competitive position of our products; the continued acceptance of our products and services by our customers and in the industries that we serve; and our ability to manage expenses. In the future, it may be necessary to undertake cost reduction initiatives to become profitable, which could lead to a deterioration of our competitive position. Any difficulties that we encounter as we reduce our costs could negatively impact our results of operations and cash flows. We cannot assure you that we will return to profitability. Our revenues also may not grow, may grow at a lower rate than experienced in 2017 or may decline as they did in 2016, which would negatively impact our results of operations and cash flows. Over the past few years, we changed our sales model to increased product subscription sales, leading to deferral of revenue recognition, while our operating expenses are based on current sales levels regardless of revenue recognition.

During 2017, our operating expenses grew mainly due to investments in sales, the Seculert acquisition, marketing initiatives and the appreciation of the NIS against the dollar, which raised the dollar cost of our Israeli operations. We may continue to increase our operating expenses in future periods. Our decision to increase operating expenses and the scope of such increases depends upon several factors, including the market situation and the effectiveness of our past expenditures. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future.  This could cause reductions in our profitability or lead to losses, as it did in 2016 and 2017. Additionally, a failure of any acquisition or product development initiative to produce increased revenues could have a material adverse effect on our operations and profitability.

If our revenues do not increase as anticipated or decline, or if our expenses increase more than anticipated, we may incur losses.

We must manage our anticipated growth effectively in order to be profitable.

We have actively expanded our operations in the past and may continue to expand them in the future in order to gain market share in the evolving market for cyber security and application delivery solutions. This expansion has required, and may continue to require, managerial, operational and financial resources.

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

Global rollout of new information systems could disrupt our operations and cause unanticipated increases in our costs.

In the past few years, we have invested significant capital and human resources in a project for a company-wide enterprise resource planning, or ERP, system, including modules such as a new customer relationship management, or CRM, system for our sales operations and new customer service system for our customer support. We intend to continue to invest significant capital and human resources to further improve and implement our ERP and other information systems. Any major disruptions or deficiencies in the design and implementation of the new information systems, particularly those that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, timely report our financial results and otherwise run our business.

Changing or severe global economic conditions and volatility of the market for our products, including slow-down in expenditures and other trends in our industry, could have a material adverse effect on our results of operations.

Our business is affected by global economic conditions and their impact on current and anticipated market demand for our products. While the global economy has improved in recent years, uncertainties surrounding the strength of the recovery in many regions remain. As our operations are on a global level, we may be affected by such events and other economic and political uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to such uncertainties. For example, Brexit and the withdrawal of the United Kingdom from the European Union, as well as other member countries’ public discussions about the possibility of withdrawing from the European Union, may also create global economic uncertainty, which may impact, among other things, the demand for our products and services. Furthermore, should companies in our target markets reduce capital or operational expenditures, we may experience a reduction in sales, longer sales cycles, and slower adoption of new technologies as well as downward pressure on the price of our products. In addition, if the market for our products and services is flat and our customers experience low visibility, we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios could have a material adverse effect on our business, operating results and financial condition.

Competition in the market for cyber security and application delivery solutions and our industry in general is intense. As a result, we may lose market share and we may be unable to maintain profitability.

The information technology, or IT, marketplace is competitive and has very few barriers to entry. In particular, the cyber security and application delivery market in which we focus is highly competitive. We expect competition to intensify in the future, and we may lose market share if we are unable to compete effectively.

Most of our competitors have greater financial, personnel and other resources than us, which may limit our ability to effectively compete with them. Our principal competitors in the cyber security and application delivery market include: F5 Networks, Inc., Arbor Networks, Inc., Akamai Technologies, Inc., or Akamai, Citrix Systems, Inc., A10 Networks, Inc., Imperva, Inc., or Imperva, Amazon.Com, Inc. (through Amazon Web Services’ ELB service), Microsoft Corporation (through Microsoft Azure) and Brocade Communications Systems, Inc. (through Broadcom Limited), HP Inc. and Intel Corporation (through McAfee, Inc.). We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing cyber security and application delivery solutions and emerge as significant competitors.

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

Our international sales may expose us to additional risks

We currently offer our products in over 40 countries, including the U.S. For the years ended December 31, 2017 and 2016, our sales outside the Americas (which include the U.S., Canada as well as Central America and Latin America, or CALA) represented approximately 54% and 57%, respectively, of our total sales. Our international business activity involves varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, difficulties and costs of staffing and managing foreign operations; the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes of interpretations thereof and reduced protection for intellectual property rights in some countries; partial or total expropriation, export duties and quotas; local tax exposure; political instability, insurrection or war; differences in business practices; and recessionary environments in multiple foreign markets, such as those that occurred in some European countries in the past several years. We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

We may experience significant fluctuations in our quarterly financial performance.

Our quarterly operating results have varied significantly in the past and may vary significantly in the future as a result of various factors, many of which are outside of our control.  A delay in our recognition of revenue may have a negative impact on our results of operations for a given quarter.  In addition, over the past few years, we changed our sales model, to increased product subscription sales, leading to a deferral of revenue recognition. While hardware products are recognized almost immediately upon their shipment and invoicing, product services and support services are recognized throughout the term of their respective contract length. At the same time, we base our decisions regarding our operating expenses on anticipated sales trends and our expense levels are relatively fixed. In addition, due to the change in our sales model, leading to deferral of revenue recognition, while operating expenses are based on current sales levels, we witnessed an increase in our total current operating expenses, leading to the operating loss we incurred in 2017. As such, because only a small portion of our expenses are dependent on our revenues, if our revenues fall below our expectations, our earnings and profitability for that period will be materially and adversely affected. Our future operating results will depend on many additional factors, including, but not limited to, the following:

•	demand for our products;

•	sales cycles (see “Risk Factors— Our products generally have long sales cycles, which increase our costs in obtaining orders and reduce the predictability of our earnings”);

•	seasonal trends, as more fully described below;

•	new product announcements by us and our competitors;

•	budgeting cycles of our customers;

•	changes in our strategy;

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

•	those other factors discussed in this annual report.

In addition, our quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in the sales of our products and services. Because our sales have mostly grown year-over-year since our inception, these fluctuations may not be apparent from our historical financial statements. However, we believe that our sales and sales growth have been, and will continue to be, affected by the seasonal purchasing patterns of some of our customers, primarily in the first quarter ended March 31 when our sales may be reduced due to our customers’ annual purchasing budget planning process and in the third quarter ended September 30 due to a slowdown in business activities during the summer months in Europe. Conversely, our sales during the fourth quarter ended December 31 have typically increased because some of our customers tend to make greater capital expenditures towards the end of their fiscal years.

Due to the foregoing factors, our sales and operating results in any quarter are difficult to forecast, and period-to-period comparisons of our operating results may not necessarily be meaningful. In addition, in some future quarter our operating results may be below the expectations of public market analysts and investors.  In such event the price of our ordinary shares may be materially adversely affected.

If the market for cyber security and application delivery solutions does not continue to develop and grow, we will not be able to sell enough of our products to maintain profitability.

The cyber security and application delivery market in which we operate is rapidly evolving and we cannot assure you that it will continue to develop and grow. In addition, we cannot assure you that our products and technology will keep pace with the changes to this market. Market acceptance of cyber security and application delivery solutions may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for cyber security and application delivery solutions does not continue to grow, or grows in a slower pace than expected, we may not be able to sell enough of our products to maintain and increase our profitability.

If the market for our cloud based solutions does not continue to develop and grow, we will sustain capital and operation loses.

As our business continues to shift to the cloud and we continue to offer more cloud based solutions, our investments, both capital and operational, in our cloud business increases.  We cannot assure you that our cloud bases sales will continue to develop and grow. In addition, we cannot assure you that our services and technology will keep pace with the changes to this market. Specifically, the emergence of alternative solutions, such as Amazon AWS and Microsoft Azure public cloud may negatively affect sales of our products and services.

We must develop new products and services as well as enhancements and new features to existing products to remain competitive.  If we fail to develop new products and services of fail to develop product enhancements on a timely basis, we may lose market share.

The market for cyber security and application delivery solutions is characterized by rapid technological changes, frequent new product introductions, changes in customer requirements and evolving industry standards. Our products typically constitute a critical portion of our customers’ data centers. In recent years, the capacity of transactions in such data centers has been steadily increasing.  Due to such increases in capacity and in order to remain competitive in our industry, we must address the increased needs of our customers by developing more powerful platforms for our products. Additionally, we must address increased demands by our customers for advancements in our applications in order to support our customers’ growing needs and evolutions in their data centers. In order to meet this challenge and remain competitive in the market, we have introduced and must continue to introduce new enhancements to our existing product lines. Furthermore, the cyber-security market is characterized by rapid changing customer requirements driven by legal, regulatory and self-regulatory compliance mandates, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. Customers and industry analysts expect speedy introduction of software and new functionality to respond to new cyber threats, requirements and risks and we may be unable to meet these expectations.

Accordingly, our future success will depend to a substantial extent on our ability to: invest significantly in research and development; develop, introduce and support new products and services and enhancements on a timely basis; and gain market acceptance of our products.

We have developed and are currently developing new products and enhancements to our existing products and services offerings. Our development of new products and enhancement of our offerings is undertaken in an effort to remain competitive in our market, and our failure to do so could result in a decrease in our revenues. In addition, we have invested and must continue to invest in research and development in order to remain competitive in our industry. However, there can be no assurances that continued investment and higher costs of research and development, including associated capital expenditures, will ultimately result in us maintaining or increasing our market share, which would result in a decline to our operating results.  If our research and development expenses increase without a corresponding increase in our revenues, it could have a material adverse effect on our operating results. Also, we may not be able to successfully complete the development and market introduction of new products or product enhancements in a timely manner. If we fail to develop and deploy new products and product enhancements on a timely basis, or if we fail to gain market acceptance of our new products, our revenues will decline and we may lose market share to our competitors.

During 2017, we invested in, and plan to continue to invest in 2018, in developing or when appropriate, acquiring, capabilities to advance our product offering and market vision. One of the primary trends in the past few years in our industry is the shift to providing services through the cloud. We have also invested and intend to continue to invest substantial resources in developing and enhancing our cloud offerings.  There is no assurance that we will be successful in marketing and selling our next generation cyber security and application delivery solutions, or that we will be able to grow revenues to justify our investments.

Moreover, we identified an industry trend in the past few years that drives a shift from customers’ maintaining on-premise physical appliances or having internal specialized knowledge to support and maintain complex IT infrastructure to relying on third party provided managed IT services. In response to such market trend, we have increased our support offerings to include, among others, such managed services.

Our failure to develop and market new products, product enhancements or services on a timely basis or our failure to gain market acceptance of our new products and services could result in our loss of market share and our business and could materially and adversely affect our financial condition and results of operations.

Even if we are able to anticipate, develop and commercially introduce enhancements and new products and services, there can be no assurance that we will be successful in developing sufficient market awareness of them or that such enhancements or new products and services will achieve widespread market acceptance. For example, while the majority of our current revenues are derived from the sales of our DefensePro and Alteon appliances, we also offer our security products as cloud-based services. The market for cloud-based security solutions is relatively new and it is uncertain whether our security cloud-based services will continue to gain rapid market acceptance. In addition, diversifying our product offerings will require significant investment and planning, will bring us more directly into competition with software and cloud-based providers that may be better established or have greater resources than we do, will require additional investments of time and resources in the development and training of our channel and strategic partners and will entail a significant risk of failure.

Government regulation affecting our business is evolving, and unfavorable changes could harm our business.

Laws and regulations that apply to cloud-based solutions are becoming more prevalent and constantly evolving, particularly in the area of privacy. We may be impacted by changes in privacy-related regulations governing the collection, use, retention, sharing and security of data that we receive from our customers and/or visitors to their websites and others. Complying with a diverse range of privacy requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Any failure, or perceived failure, by us to comply with any privacy-related laws, government regulations or directives, or industry self-regulatory principles could result in damage to our reputation or proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business. For example, the European General Data Protection Regulation (Regulation (EU) 2016/679), or GDPR, that will come into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Union and non-compliance will result in significant penalties. Our compliance with GDPR carried and will continue to carry capital expenditure investments.

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

We operate infrastructure that supports our distributed denial of service (DDoS) and web application firewall (WAF) Cloud-based services and scrubbing centers’ services. Despite precautions taken within our own internal network and at these third party facilities, the occurrence of a natural disaster or an act of terrorism or other unanticipated problems could result in lengthy interruptions in our services.

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

As part of our business strategy, we may invest in or acquire complimentary businesses, technologies or assets or enter into joint ventures or other strategic relationships with third parties. For example, in January 2017, we acquired Seculert, a company engaged in cyber-attack detection and HTTP analytics solutions and developing user and entity behavioral analysis “UEBA” solutions. In connection with the acquisition of Seculert and with any future acquisitions, we have and may in the future assume liabilities, incur acquisition related costs, incur amortization expenses or realize write-offs on assets no longer being used or phased out. In addition, the future valuation of these acquisitions may decrease from the market price paid by us which could result in the impairment of our goodwill and other intangible assets associated with the relevant acquired assets.  Moreover, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

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
We cannot be certain that the Seculert acquisition or that any future acquisitions or mergers will be successful. If the operation of the business of any future acquisitions or mergers disrupts our operations, our results of operations may be adversely affected, and even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition. In addition, our pursuit of potential acquisitions may divert our management’s attention from our core business and require considerable cash outlays at the expense of our existing operations, whether or not such transactions are consummated. For example, in January 2017, we acquired Seculert Ltd., or Seculert, a company engaged in cyber-attack detection and hypertext transfer protocol (HTTP) analytics solutions, including the development user and user entity behavioral analysis (UEBA) solutions. This acquisition resulted in additional operating costs. A failure of any acquisitions or product developments to produce increased revenues could have a material adverse effect on our operations and profitability.

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

Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. As a result, our pre-sales process is often subject to delays associated with budgetary constraints, lengthy approval and procurement processes that typically accompany the design and testing of new equipment. The sales cycles of our products to new customers can last as long as twelve months (and in some cases, for example with carrier customers, even longer) from initial presentation to sale. This long sales cycle results in a delay to our recognition of revenue and results in our need to make significant investments in marketing and sales. Long sales cycles also subject us to risks not usually encountered in a short sales cycle, including our customers’ budgetary constraints and internal acceptance reviews and processes prior to purchase.  In addition, orders expected in one quarter could shift to another because of the timing of our customers’ procurement decisions. Furthermore, customers may defer orders in anticipation of new products or product enhancements introduced by us or by our competitors. Such long sales cycles and order deferrals may cause us to keep levels of inventory that are higher than what we will be eventually able to use, which, over time, may lead to write-offs of such unused inventory. These factors complicate our planning processes and reduce the predictability of our earnings.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A large portion of our expenses in Israel, principally salaries and related personnel expenses, are paid in NIS, whereas most of our revenues are generated in U.S. dollars. When the dollar is weak, our foreign currency denominated expenses will be higher, whereas if the dollar is strong, our foreign currency denominated expenses will be lower. If the NIS strengthens against the U.S. dollar (as happened in 2017), the dollar value of our Israeli expenses will increase and may have a material adverse effect on our business, operating results and financial condition;

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

In addition, our operating results could be materially and adversely affected if we anticipate greater demand than actually develops and we commit to the purchase more components than we actually require. We see this specifically with respect to dated components, which we need to order in large quantities due to manufacturing stoppage. Due to technology advancement, we are required from time-to-time to make “last buy” type of stock purchase of such dated components for our legacy products.

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

The protective steps we have taken may be inadequate to deter infringement upon our intellectual property rights or misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.  Failure to adequately protect our intellectual property rights could devalue our proprietary content, impair our ability to compete effectively and eventually harm our operating results. Furthermore, defending our intellectual property rights, either by way of initiating intellectual property litigation or defending such, could result in the expenditure of significant financial and managerial resources. For example, in 2015, 2016 and 2017, intellectual property litigation costs amounted to $3.4 million, $4.3 million and $2.1 million, respectively, and continues in 2018 (see “Item 8. Financial Information – Legal Proceedings”). Moreover, the outcome of such proceedings, if such outcome is negative, could result in devaluation of our proprietary technology and cause an additional significant financial impact which may harm our operating results.

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

We will not succeed with our application and network security solutions unless the marketplace is confident that we provide effective IT security protection. We provide security products, and as a result we could be an attractive target of cyber-attacks (including, among others, malware, viruses and attachments to e-mails, and other disruptive activities of individuals or groups) designed to impede the performance of our solutions, penetrate our network security or the security of our cloud platform or our internal systems, misappropriate proprietary information and/or cause other interruptions to our services. Although we have not identified any act of sabotage or unauthorized access by a third party of our network systems, if we experience an actual or perceived breach of security in our internal systems, it could adversely affect the integrity and market perception of our products and services. Furthermore, the costs to eliminate or address security threats and  vulnerabilities before or after a cyber-security incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays, or cessation of service and loss of existing or potential customers. In addition, any such  security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our reputation and business could suffer.

We rely on information systems to conduct our businesses, and failure to protect these systems against security breaches and otherwise to implement, integrate, upgrade and maintain such systems in working order could have a material adverse effect on our results of operations, cash flows or financial condition.

The  efficient  operation  of  our  businesses  depends  on  our  computer  hardware  and software systems. For instance, we rely on information systems to process customer orders, manage accounts receivable collections, manage accounts payable processes, track costs and operations, maintain client relationships and accumulate financial results.  Despite our implementation of industry-accepted security measures and technology, our information systems are vulnerable to and have been in the past subject to computer viruses, attempts to insert malicious codes, unauthorized access, phishing efforts, denial-of-service attacks and other cyber attacks and we expect to be subject to similar attacks in the future as such attacks become more sophisticated and frequent. A breach of our information systems could result in decreased performance, operational difficulties and increased costs, any of which could have a material adverse effect on our business and operating results.

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

We operate our business in various countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in the countries in which we operate, whether due to tax positions that we have taken in various tax returns we have filed or due to determinations we have made not to file tax returns in certain jurisdictions. In particular, not all of our tax returns are final and may be subject to further audit and assessment by applicable tax authorities. There can be no assurance that the applicable tax authorities will accept our tax positions, and if they do not, we may be required to pay additional taxes, as a result of which, our future results may be adversely affected. In the past few years, certain tax authorities which have audited our tax returns have rejected our tax positions and, while we intend to vigorously maintain our positions, we cannot be sure that our positions will be accepted and we may end up paying additional taxes, whether as a result of litigation, if ensued, or settlement negotiations.

In recent years, we have seen changes in tax laws resulting in an increase in applicable tax rates, especially increased liabilities of corporations and limitations on the ability to benefit from strategic tax planning, with these laws particularly focused on international corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition. For example, the Organization for Economic Cooperation and Development, or the OECD, an intergovernmental organization with 35 member countries that aims to promote the economic and social well-being of people around the world, has recently introduced the base erosion and profit shifting (“BEPS”) project. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict with accuracy the magnitude of any impact that such new rules may have on our financial results. The U.S. and Israel, among other countries in which we have operations, are members of the OECD.

The adoption of the recent tax reform and the enactment of additional legislation changing the United States taxation of international business activities could materially impact our financial position and results of operations.

On December 22, 2017, President Trump signed into law what is known as the “Tax Cuts and Jobs Act” (the “TCJA”) that significantly reforms the Internal Revenue Code of 1986, as amended (the “Code”). The TCJA, among other things, includes changes to U.S. federal corporate and individual income tax rates. The TCJA makes significant changes to the U.S. tax law which may affect our operations and the impact of these provisions on our operations and our investors is still uncertain and may not become evident for some period of time. The application and implementation of the new provisions may require us to apply the provisions without clear guidance from the U.S. Treasury Department or the Internal Revenue Service (“IRS”). The U.S. Treasury Department and the IRS could interpret or issue guidance on how provisions of the TCJA will be applied or otherwise administered that is different from our interpretation. As part of our compliance with the changes pursuant to the TCJA, we may make adjustments to our current provision for income taxes and other items impacted by the TCJA.

In addition, due to the expansion of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate and adversely affect our financial position and results of operations. Further, other foreign governments may enact tax laws in response to the TCJA that could result in further changes to global taxation and materially affect our financial position and results of operations. The impact of the TCJA on holders of our securities is uncertain. We therefore recommend our stockholders to consult with their legal and tax advisors with respect to such legislation and the potential tax consequences.

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

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents, short-term and long-term bank deposits and marketable securities totaled $344.3 million as of December 31, 2017. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

Financial income is a component of our net income (loss). As of December 31, 2017, our investment portfolio, including cash and cash equivalents, deposits and marketable securities, had a carrying value of $344.3 million, compared with $320.1 million as of December 31, 2016. For the years ended December 31, 2017, 2016 and 2015, we had $4.8 million, $5.7 million and $ 5.9 million, respectively, of financial income.

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

In particular, our investment portfolios include a significant amount of interest rate-sensitive instruments, such as bonds, which, in addition to the inherent risk associated with the debt, may be adversely affected by changes in interest rates. Changes in interest rates and credit quality may also result in fluctuations in the income derived from, or the valuation of, our fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. For example, benchmark interest rates, such as the U.S. Federal Funds Rate, are currently relatively low, which is likely to significantly impact our investment income.  Increases in interest rates will decrease the value of our investments in fixed-income securities. If increases in interest rates occur during periods when we sell investments to satisfy liquidity needs, we may experience investment losses. Conversely, if interest rates decline, reinvested funds will earn less than expected.

In terms of credit risk, our investment portfolio policy is "buy and hold", while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if turmoil in the financial markets reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income, our reported net loss would have increased by $0.4 million and $ 1.3 million during the years ended December 31, 2017 and 2016, respectively, and our reported net income would have increased by $1.0 million during the year ended December 31, 2015. Any significant decline in our financial income or the value of our investments as a result of continued low interest rates, deterioration in the credit worthiness of the securities in which we have invested, general market conditions or other factors, could have an adverse effect on our results of operations and financial condition.

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

As of March 25, 2018, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned approximately 5.4% of our outstanding ordinary shares; Nava Zisapel, beneficially owned approximately 6.4% of our outstanding ordinary shares; and their son, Roy Zisapel, our President, Chief Executive Officer and director, beneficially owned approximately 5.5% of our outstanding ordinary shares (see “Item 6E – Directors, Senior Management and Employees - Share Ownership”).  As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

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

For our 2017 taxable year, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2017 and prior taxable years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income, assets and market capitalization, including the future price of our ordinary shares, all of which are relevant to the PFIC determination. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report entitled “Item 10 – Additional Information – Taxation — United States Federal Income Tax Considerations.”

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2017 the lowest closing price of our share was $14.38, compared to the highest closing price of our share of $20.48 during the same year (see also “Item 9A. Offer and Listing Details”). Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly and further decrease, including:

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since late 2000, there has also been a high level of violence between Israel and the Palestinians including during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region have been experiencing increased political instability, which led to changes in government in some of these countries and the war in Syria, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which is believed to be an ally of Hamas in Gaza and Hezbollah in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future. In addition, this instability in the region may affect the global economy and marketplace. We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations. We could be adversely affected by any major hostilities, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel or a significant increase in the rate of inflation. Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies as the result of the aforementioned hostilities. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

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

Most of our revenues worldwide are denominated in U.S. dollars or are dollar-linked, whereas a portion of our revenues is denominated in other currencies, including NIS. At the same time, a substantial portion of our expenses is incurred in U.S. dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies, mainly in Israel - in NIS, in Europe - in Euros and in Asia-Pacific - in several local currencies. If the NIS increases in value relative to the dollar, as was the case in 2017, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. We cannot provide assurances that we will not be materially adversely affected by exchange rate fluctuations in the future. See also “Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations” above in this section.

The tax benefits we may receive in connection with our approved enterprise, privileged or preferred enterprise programs require us to satisfy prescribed conditions and may be terminated or reduced in the future.  This would increase taxes and decrease our net profit.

We have in the past benefited, and currently benefit from certain government programs and tax benefits in Israel. To remain eligible to obtain such tax benefits, we must continue to meet certain conditions. If we fail to comply with these conditions in the future, the benefits we receive could be canceled and we may have to pay certain taxes. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all.  If these programs and tax benefits are ended, our tax expenses and the resulting effective tax rate reflected in our financial statements may increase and as such our business, financial condition and results of operations could be materially and adversely affected.

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
We have obtained benefits from the Israeli Innovation Authority, which subjects us to ongoing restrictions.  In addition, these benefits may not continue or in the future may be limited or restricted.

In 2016 and 2017, we received grants from the Israeli Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy), or the IIA. We have also received such grants in the past few years and may in the future apply for,  non-royalty-bearing grants for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984, and the regulations promulgated thereunder, or the R&D Law. The terms of the IIA grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon IIA grants. In addition, any non-Israeli who, among other things, becomes an "interested party" in Radware (e.g., becomes a holder of 5% or more of our share capital or voting rights), is generally required to undertake to observe the law governing the grant programs of the IIA, some of the principal restrictions and penalties of which are the transferability limits described above and elsewhere in this annual report.

Further, the IIA grants may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer certain research and development and/or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, the IIA may establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make.

ITEM 4.	INFORMATION ON THE COMPANY
A.            History and Development of the Company

Radware Ltd. was organized in May 1996 as a corporation under the laws of the State of Israel and commenced operations in 1997. Our principal executive offices are located at 22 Raoul Wallenberg Street, Tel-Aviv 6971917, Israel and our telephone number is 972-3-766-8666. Our website address is www.radware.com (information contained on our website is not incorporated herein by reference and shall not constitute part of this annual report).

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

In December 2005, we acquired the business of V-Secure Technologies, a U.S.-based provider of behavior-based network intrusion prevention solutions. In April 2007, we acquired Covelight, a U.S.-based provider of web channel intelligence technology. In March 2009, we acquired from Nortel certain assets and liabilities related to Nortel’s Layer 4-7 Application Delivery Business (Alteon). In May 2011, we established Radyoos Media Ltd., or Radyoos, our majority owned subsidiary, which was engaged in developing and operating a web-based e-commerce platform. In February 2013, we acquired Strangeloop, a Canadian-based provider of web performance acceleration solutions. In January 2017, we acquired Seculert, a company engaged in cyber-attack detection and HTTP analytics solutions and developing user and entity behavioral analysis “UEBA” solutions.

Recent Major Business Developments

Below is a summary of the major business developments in Radware since January 1, 2017:

•	On September 19, 2017, we announced that we introduced a comprehensive solution for protection from network layer attacks, including increased threats stemming from Internet-of-Things (IoT) botnets.
•	On June 7, 2017, we announced the new Alteon D-line of appliances and software, which was designed to address evolving market challenges around the increase in encrypted traffic.
•
On January 31, 2017, we announced the acquisition of Seculert, a company engaged in cyber-attack detection and HTTP analytics solutions and developing user and entity behavioral analysis “UEBA” solutions.

For a discussion of our capital expenditures and divestitures, see “Item 5B—Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

B.            Business Overview

(a) Overview

We are a provider of cyber security and application delivery solutions that help our customers to secure the digital experience for users of business-critical applications in virtual, cloud and software defined data centers. Our solutions are deployed by, among others, enterprises, carriers and cloud service providers.

We offer a set of solutions that are designed to ensure application service levels are guaranteed at all times, in any operational scenario, and to optimize business operations, minimize service delivery degradation and prevent downtime.

Our solutions are offered in three main categories including products, product subscriptions and services.

(b) The Market Opportunity

General Market Overview - Cyber Security and Application Delivery

According to Frost & Sullivan, a market research firm, in their “DDoS Mitigation Global Market Analysis, Forecast to 2021” report, the total DDoS Mitigation market is estimated at nearly $1 billion in 2017 and expected to grow to  $1.8 billion by 2021, representing a compound annual growth rate of 17.1%. According to Frost & Sullivan, in their “Global Web Application Firewall (WAF) Market Analysis, Forecast to 2021”,  the total WAF market is estimated at approximately $700 million in 2017 and expected to grow to $1.15 billion by 2021, representing a compound annual growth rate of 13.1%.

At the same time, enterprises are moving their applications to the cloud in order to achieve flexibility, reduce capital expenses and service simplicity. This trend is reflected in the growth of both cloud applications markets and cloud security markets. Frost & Sullivan, in their aforementioned reports, estimates the cloud DDoS Protection and Cloud WAF markets to be at approximately $840 million in 2017 and expected to grow to $1.2 billion by 2021, representing a compound annual growth rate of 22.8%.

The application delivery controllers market is estimated by Gartner, in its “Forecast: Enterprise Network Equipment by Market Segment, Worldwide, 2014-2021, 3Q17 Update” report, at $2.5 billion in 2017 and expected to decrease to $2.3 billion by 2021, representing a compound annual decline rate of (2.2%). While this overall market shows mild negative slow down, according to the aforesaid Gartner report, the virtual ADC segment is expected to show a compound annual growth at a rate of 8.1% and the virtual ADC leases for MSPs is expected to show a compound annual growth rate of 12.7%.

The following sections provide more detailed information about the trends in the key markets Radware is selling to.

Market Overview –

DDoS Protection

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

Industry Trends

 As DDoS attack characteristics become more complex, organizations are increasingly adopting "hybrid" DDoS mitigation strategies consisting of on-premises appliances for manageable attacks and a cloud-based service as a fail-over option for massive volume attacks), driving new alliances and consolidation among complementary DDoS mitigation solution providers. For example, in 2015, Akamai became a competitor in the security market by acquiring Prolexic, and in 2016, F5 acquired defense.net, a DDoS mitigation scrubbing service provider, to offer a hybrid DDoS protection solution (defense.net service was later renamed F5 Silverline). The key trends we identified in this market include the following:

•
While large enterprises and service providers are focused on the technology advantage of the DDoS solutions, medium-sized organizations often balance such criteria with other considerations, like cost and ease of deployment and procurement.

•	Increased adoption of cloud computing, by customers as well as attackers, is creating new opportunities and expectations for DDoS mitigation solution providers.
•	Need for DDoS protection solutions provided as-a-service is increasing.
•	The growing frequency and intensity of DDoS attacks in recent years have directly translated to a jump in demand for DDoS mitigation solution during such period.

WAF Solutions

General

In its 2017 Magic Quadrant report for Web Application Firewalls (WAF), Gartner summarized that the WAF market is growing, driven by the adoption of cloud-based WAF service. WAF deployments are also driven by compliance requirements such as the payment cards industry (PCI) and the GDPR that will come into effect in May 2018.

 Industry trends

The key trends we identified in this market include the following:

•
In recent years, WAF solutions delivered as a cloud-based service directly by the vendor (cloud-based WAF service), which initially targeted midmarket or relatively smaller organizations, has gained more attention from initialtarget of midmarket organizations.

•
Cloud-based WAF service grows steadily. Gartner estimates that it now represents more than 30% of the total market in 2017 and that Cloud-native solutions increasingly compete with the more mature vendors, which Internet as a Service providers are not yet as visible in inquiries, but they also offer a WAF.

ADC Solutions

General

In its 2016 Magic Quadrant report Application Delivery Controllers (ADC), Gartner summarized that ADCs are a key component within enterprise and cloud data centers to improve application availability, performance and security.

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

(c) Our Competitive Strengths and Strategies

Our Core Assets

Our solutions incorporate proprietary and innovative cyber security and application delivery technologies that help our customers to secure the digital experience for users of business-critical applications. We believe our competitive strengths are based on the following key elements:

•
Innovation, proprietary technologies and thought leadership. Being one of the first companies to offer hybrid attack mitigation solutions, we have developed and commercially deployed several generations of our products and solutions. We believe this has given us significant expertise, know-how and leadership in the market for cyber-attack mitigation solutions and we take part in many technology communities, standard organizations and open source projects. At the same time, we continue to invest in research and development of cyber security and application delivery technologies in order to introduce new and innovative solutions, which are supported and protected by multiple patents and proprietary rights.

•
Global presence. We have more than 12,500 customers worldwide and have global sales, support and marketing capabilities. For example, we offer global cloud and service infrastructure based on multiple service centers dispersed globally through service data centers in Europe, Asia, North America, South America, Africa and Australia. We currently have local presence in 19 countries around the world. As such, our Technical Assistance Centers (TAC) are located to provide 24/7 support service to our customers.

•
Strategic relationships. We have global technology partner alliances with leading vendors such as Cisco Systems, Inc., Check Point Software Technologies Ltd., Hewlett Packard Enterprise HPE, Nokia Corp, IBM (International Business Machines Corporation), VMware, Inc., and Symantec Corporation. We believe these relationships enable us to increase our market reach as well as offer prospects with higher solutions value.

•
Customers. Our customers include top-tier banks, stock exchanges, carriers, cloud service providers, internet service providers, retailers and higher-education institutions. We believe this portfolio of high profile customers demonstrates the advantage and recognition of our solution offerings.

Our Growth Strategy

Our growth strategy is based on several key elements:

•	Focus on data center solutions. Focus on developing and selling holistic cyber security and application delivery solutions for data centers and cloud applications.
•
Continue investing in cloud and security. We aim to offer superior and innovative security solutions and cloud-based solutions and expand our portfolio in these two dimensions. We also intent to invest in go-to-market efforts related to cloud and security.

•
Increase our market footprint. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners, such as Check Point, Cisco and Nokia. We intend to further increase our market footprint through OEMs,  global system integrations and collaboration with leading cloud and CDN providers.

•
Pursue acquisitions and investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products and/or businesses that enable us to enhance and increase our technological capabilities and expand our products and service offerings.

(d) Our Solutions

General

We are a provider of cyber security and application delivery solutions cyber security and application delivery technologies that help our customers to secure the digital experience for users of business-critical applications in virtual, cloud and software defined data centers. Our solutions are deployed, among others, by enterprises, carriers and cloud service providers.

Our solutions are offered in three main categories:

•
Products – We offer a range of physical appliances and virtual appliances (software-based products) for enterprise and carrier data centers, which typically deploy on-premises solutions as part of their IT and application infrastructure.

•	Product subscriptions – We offer subscriptions for value-add features and capabilities on top of our products offering. The subscriptions are typically offered as yearly activation licenses.
•	Services – We offer cloud services and managed services to our customers. Our services are typically offered as a recurring monthly fee.
Our Products

Our product offering currently consists of the following key products:

o
DefensePro Attack Mitigation Device. DefensePro® is a real-time network attack prevention device that protects the user’s application infrastructure against network and application downtime, application vulnerability exploitation, malware spread, network anomalies, information theft and other emerging network attacks.

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

o
DefenseFlow Cyber Command and Control application. DefenseFlow® is a network-wide cyber command and control application that helps service providers to automate network security incidents response. DefenseFlow acts as a cyber-defense control-plane that collects and analyzes multiple sources of security telemetries and, based on this information, applies designated intelligent security actions. DefenseFlow enables service providers to handle large amounts of customers efficiently and with minimal errors.

o
Alteon® D Line Application Delivery Controller/Load Balancer. Alteon D Line is our next generation ADC. It provides advanced, end-to-end local and global load balancing capabilities for Web, cloud and mobile based applications. Alteon D Line is built from the ground up to allow application SLA. Alteon D Line innovatively leverages several next-generation services, bundling FastView Web Performance Optimization (WPO), HTTP/2.0 Gateway, Application Performance Monitoring (APM), AppWall Web Application Firewall (WAF), Authentication Gateway, Advanced Denial of Service (ADoS), bandwidth management, as well as SSL off-loading and SSL inspection security gateway – a feature that enables organizations to oversee outgoing encrypted traffic and filter using content security gateways. All Alteon D Line platforms are designed with comprehensive fault isolation of each ADC instance (vADC). Our vADC per application approach, along with the ability to scale up or scale out, is offered on all our Alteon D Line platforms and form factors including ADC-VX, Alteon Virtual Appliance (VA), Alteon VA for NFV and Alteon VA for cloud environment.

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

o
APSolute Vision - APSolute Vision is the network management tool and network monitoring tool for the Radware family of cyber security and application delivery solutions. It provides Radware’s customers immediate visibility to health, real-time status, performance and security of Radware products from one central, unified console (even if you have multiple data centers).

o
Application Performance Monitoring (APM) - APM allows our customers to detect application performance issues – before their end users customer do. APM ensures Web application performance meets the und user's expectations and consistently delivers business SLA. It provides complete visibility into our customers’ applications' performance with a breakdown by application, location or specific transaction.

o
vDirect -  vDirect is our service orchestration and automation engine, designed for software-defined data centers and clouds. With vDirect, customers can automate their data centers across all of Radware devices. In addition, vDirect integrates the Radware devices with leading network virtualization and orchestration solutions such as VMware vCloud Director, VMware vCenter Orchestrator, VMware vFabric Application Director Cloud Management, VMware NSX, Cisco ACI, OpenStack and others.

Our Product Subscriptions

Our product subscription offering currently consists of the following key subscription-based products:

o
Alteon Perform Subscription. The perform subscription is available on top of the Alteon D-line base product offering, adding features such as Operator Tool Box (for automated solution management), Application Performance Monitoring (APM), FastView (for web applications acceleration), Advanced Routing and LinkProof (for link load balancing).

o
Alteon Secure Subscription. The Secure subscription is available on top of the Alteon D-line Perform Subscription, adding features such as AppWall web application firewall, Application Authentication Gateway (AAG) and SSL Inspection (for inspection of encrypted internet traffic).

o
Security Updates Subscription (SUS). Our SUS service consists of periodic updates, emergency updates, and custom filters, which are supported by our own security operations center for vulnerability and exploit detection; security risk assessment; and threat mitigation support services. The service provides immediate and ongoing security updates to protect customers against the latest threats. The service is available for DefensePro and AppWall products.

o
Fraud Feed Subscription. This subscription-based service provides protection from fraud and phishing attacks. This includes protecting network users from financial fraud, information theft, and zero-minute malware spread. By subscribing to this service, customers receive updates about malicious fraud and phishing sites that are downloaded automatically to DefensePro every defined period, and block access to malicious sites from within the organization.

o
Cloud DDoS Protection Service. Our Cloud DDoS Protection Services provide a full range of enterprise-grade DDoS protection services in the cloud. Based on our DDoS protection technology, it aims to offer organizations wide security coverage, accurate detection and short time to protect from today’s dynamic and evolving DDoS attacks. We offer a multi-vector DDoS attack detection and mitigation service, handling attacks at the network layer, server-based attacks, and application-layer DDoS attacks. The solution includes protection against volumetric and non-volumetric attacks, SYN flood attacks, "low & slow" attacks, HTTP floods, SSL-based attacks and more.

Our Cloud DDoS Service is offered in multiple deployment options to meet an organization’s specific needs:

▪	Hybrid Cloud DDoS service –integrates with our on-premises DDoS protection device in its data center. Recommended for organizations that can deploy an on-premises device in its data center.
▪
Always-On Cloud DDoS Service (provides always-on protection where traffic is always routed through Radware's cloud security POPs (Points of Presence) with no on-premises device required for detection and mitigation. Recommended for organizations that have applications hosted in the cloud or those that are not able to deploy an on-premises attack mitigation device in their data center.

▪
On-Demand Cloud DDoS Service - protects against Internet pipe saturation and is activated when the attack threatens to saturate the organization’s Internet pipe. Recommended for organizations that are looking for the lowest cost solution and are less sensitive to real-time detection of DDoS attacks.

o
Cloud WAF Service - Our Cloud WAF Service provides enterprise-grade, continuously adaptive web security protection and is based on our ICSA Labs certified web application firewall. Cloud WAF includes full coverage of OWASP Top-10 threats, advanced attacks and zero-day attack protection. It automatically adapts the protections to evolving threats and protected assets.

o
Cloud Malware Protection Service – Our Cloud Malware Protection service defends organizations against zero-day malware by analyzing data collected from a global community of 2 million users using patented machine learning algorithms to detect previously unknown malware based on their unique behavior patterns.

o
Content Delivery Network (CDN) Service – Our CDN service provides content to end-users from the nearest location to optimize user experience, shorten website response times, and offload customer compute capacity. The CDN service uses a globally distributed network of high capacity, high-speed cache servers leveraging advanced caching techniques. Our CDN Service is based on a strategic cooperation with Verizon Digital Media Services’ CDN.

o
Cloud Web Acceleration Service. Our Cloud Web Acceleration Service speeds up web applications by up to 40% is designed to eliminate the need to continuously invest development resources in code optimization per browser or device type. Based on our FastView technology, Cloud Web Acceleration Service continuously monitors the web application and automatically optimizes its content for faster delivery to the end user, according to device type and web browser.

Our Services

Our service offering currently consists of the following key services:

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

o
Emergency Response Team (ERT) Premium Service. The ERT Premium service is an extended set of security and operational support services that allow customers to fully outsource the monitoring and management of their organization’s security to a team of security experts. ERT Premium is a managed service designed to proactively prevent emergencies, neutralize security risks, and safeguard operations from irreparable damages, thus assuring SLA and business continuity.

o
Customer Support and Maintenance Services. The technical support and maintenance services consists of initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products.  In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support.

Recent Product Activities

During 2017, our key activities regarding our products and services offering consisted of the following:

•
We have added Cloud Malware Protection, a cloud-based service that defends organizations against zero-day malware by analyzing data collected from a global community of millions of users using patented machine learning algorithms to detect previously unknown malware based on their unique behavior patterns. The Cloud Malware protection service is based on the acquisition of Seculert, a SaaS cloud-based provider of protection against enterprise network breach and data exfiltration.

•
We have further expanded our global cloud security network by adding new scrubbing centers in South Africa, Japan, South Korea, Australia and England. Our cloud security nodes achieve now over 3.5Tbps of global mitigation capacity, enabling to segregate clean and attack traffic with dedicated scrubbing centers, and block attack traffic near origin. These nodes serve our cloud WAF offering, our DDOS cloud offering, or both.

•
We have launched DDoS Protection for applications hosted on Amazon Web Services and Microsoft Azure public clouds. Radware’s new Cloud DDoS Service provides organizations that host their applications on a mix of on-premises and public cloud environments with unified DDoS protection that offers consistent security policies and a single pane-of-glass. This includes a single emergency response team and focal point, a unified web security portal, single reporting tool and single DDoS protection technology across premise- and cloud-based protections.

We have launched a new line of DefensePro products to offer a full range of next generation protection platforms that includes:

•
DefensePro VA – a virtual appliance with mitigation capacity of up to 20Gbps. Best for organizations operating in a virtualized environment and Software Defined Data Centers (SDDC) as well as for cloud hosting providers looking to scale protection to their customers.

•	DefensePro 20 – Supporting 2Gbps through 12Gbps of legitimate traffic with up to 20Gbps mitigation capacity. Best fit for small and medium size enterprises.

•
DefensePro 60 - Supporting 10Gbps through 40Gbps of legitimate traffic with up to 60Gbps mitigation capacity. Designed for large data center protection deployed by large enterprises, eCommerce and service providers.

•
DefensePro 200 & 400 – Radware’s largest devices offering up to 200Gbps and 400Gbps mitigation capacity respectively. Best fit for carriers, scrubbing centers and service providers looking for a single platform to handle very high volume attacks.

•
We have launched a new set of DNS service protections, protecting against large scale attacks originating from IoT botnets that target the availability of web based services through paralyzing the DNS service.

•
We have launched the new Alteon D-line of appliances and software, which was designed to address evolving market challenges around the increase in encrypted traffic, the increase in encrypted attacks and malware, and the growing needs for data center automation. We have introduced new SSL process capacity across the complete suite of Alteon D line of hardware and virtual appliances with SSL connection speeds up to 98,000 CPS (2K RSA) and 48,000 CPS (256-bit ECC) and up to 40G of SSL throughput.

•
We have launched Alteon VA for Microsoft Azure public cloud. Alteon VA for Azure targets enterprises that need to incorporate an application delivery solution in their cloud deployment. It comes with integrated migration tools that make cloud migration simple and easy to execute.

•	Technology partnerships and integrations.

o
We have continued our investment in the OEM agreement with Cisco for DDoS Mitigation, providing our virtual DefensePro appliance for Cisco’s next generation Firewalls (Firepower 4100 series and Firepower 9000 series).

o
We have continued our investment in integrating Radware solutions with Cisco next generation and software defined data center (SDDC) technologies through vDirect, our software-based management orchestration plug-in for Cisco SDDC solutions.

(e) Sales and Marketing

Sales.  We market and sell our products primarily through indirect sales channels that consist of distributors and resellers located in the Americas (including the U.S., Canada and Central and Latin America), Europe, Africa, Asia and Australia. In addition, we generate direct sales to select customers mainly in the United States. Our direct sales channels are supported by our sales and marketing managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2017, we had a total of 186 sales and marketing personnel, of which 70 persons were employed in the Americas with locations in various countries, mainly in the United States. We have subsidiaries and representative offices and branches in several countries (see Item 4.C. – Organizational Structure), which promote and market our products and provide customer support in their respective regions.

Marketing.  Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality cyber security and application delivery solutions to help drive demand for our products.  We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our sales force and marketing efforts are principally directed at developing brand awareness, generating demand and providing support to our distributors/resellers to promote sales. We participate in major trade shows, regionally-based events/seminars and offer support to our distributors and resellers who participate in these events. We also invest in online and search engine advertising campaigns, global public relations and regionalized field marketing campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, VARs and other companies that have formed strategic alliances with us.

We have entered into co-marketing and reseller arrangements with companies in other complementary sectors in order to broaden our customer base by selling joint solutions comprised of such complementary products. As an example, application vendors may sell our Alteon® to their customers in conjunction with their application in order to load-balance and optimize the application availability and performance. We established such co-marketing and reseller arrangements with, among others: Xura (previously Comverse); Hewlett Packard Enterprise; IBM; Microsoft Corporation; Oracle Corporation; SAP AG.; Juniper Networks, Inc.; VMWare, Inc.; Red Hat Limited; NEC Corporation; Verint Americas, Inc.; Cisco Systems Inc.; Nokia Networks and Ericsson Inc. However, there is no assurance that the above co-marketing and strategic alliance agreements would result in a substantial increase in our revenues.

Strategic Alliances and OEM Agreements.  We have entered into strategic alliances and OEM agreements with other software and hardware vendors, as well as mutual channel information sharing arrangements, where products can either be branded with our name or the vendor’s name. We believe that these companies have significant customer relationships and offer products which complement our products.

For example, we entered into an agreement with Check Point Software Technologies Ltd., whereby certain of Check Point’s appliances will be based on our attack mitigation solutions; in 2015, we entered into an OEM agreement with Cisco for DDoS Mitigation, providing our virtual DefensePro appliance for Cisco Firepower 9300 series and Firepower 4100 series; and in early 2017, our strategic relationship with Nokia was expanded to include the reselling of our security solutions as part of Nokia’s offerings to carriers.

We plan to further invest in the development of strategic alliances in order to provide greater access to our target markets and enhance our brand name. We have also entered into OEM agreements with several software vendors, in which we incorporate such vendors’ software into our products to create additional value to our customers.

(f) Customers and End-Users

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

In 2017, approximately 46% of our sales were in the Americas (principally in the United States), 27% were in Europe, Middle East and Africa (“EMEA”) and 27% in Asia-Pacific, compared to 43%, 27% and 30%, respectively, in 2016, and 41%, 29% and 30%, respectively, in 2015. Other than the United States, which accounted for 37% of our total revenues in 2017, no other single country accounted for more than 10% of our sales for 2017.

In 2017, approximately 56% of our sales derived from product sales and 44% derived from service sales, same as in 2016 and 63% and 37%, respectively, in 2015. We believe that this reflects our strong product installed base that drives a demand for our support and managed services and maintenance, as well as a decline in our product sales.

In 2017, approximately 66% of our sales derived from the enterprise market and 34% derived from the carrier market, compared to approximately 69% and 31%, respectively, in 2016 and 71% and 29%, respectively, in 2015.

As of December 31, 2017, 2016 and 2015, no single customer accounted for more than 10% of our sales or more than 10% of our trade receivables balance.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see “Item 5A – Operating and Financial Review and Prospects – Operating Results”.

(g) Seasonality

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

(h) Customer Support Services

Our technical team, which consisted of 244 employees worldwide as of December 31, 2017, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products.  In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold, and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third party contractors.

(i) Research and Development

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

As of December 31, 2017, our research and development staff consisted of 320 employees and 61 subcontractors. Research and development activities take place mainly at our facilities in Israel, Vancouver, Canada; and North Carolina, United States and our sub-contractor in Bangalore, India. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Security, Application Delivery, Cloud Malware and Management groups. Within those groups the organization is divided according to our existing product solutions.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to either the Chief Operating Officer or the Chief Technology Officer.

See also below under "Government Regulations – Israeli Innovation Authority.”

(j) Manufacturing and Suppliers

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

We rely on third-party manufacturing vendors to provide our finished products. In this respect, these vendors primarily provide us with manufacturing assembly services in order to deliver the finished goods while we perform the final integration of the products. All components and subassemblies included in our products are supplied to the manufacturing vendors by several suppliers and subcontractors. Each of the manufacturing vendors monitors each stage of the components production process, including the selection of components and subassembly suppliers. Thereafter, each of the manufacturing vendors makes the final assembly in their own facility. Our primary manufacturing vendors are ISO 9001 certified, indicating that each of their manufacturing processes adhere to established quality standards.

In 2017, we primarily relied on two ODMs to manufacture and to supply our hardware platforms, whereby approximately 47% of our direct product costs were from one of these vendors and 34% were from the other vendor. There are also two additional vendors from whom we buy components for main accessories – in 2017, we purchased 8% of such accessories from one of these vendors and 4% from the other.

We conduct a business continuity plan (BCP) with all our vendors to ensure an immediate recovery in case of crisis that might jeopardize the supply of our products. However, if we are unable to continue to acquire those platforms or components from these platform manufacturers and vendors on acceptable terms, or should any of these suppliers cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, although we believe we have levels of inventory that will assist us to transition to alternate suppliers smoothly.

(k) Proprietary Rights

We rely on patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology.  We have a policy that requires our employees to execute employment agreements, including confidentiality and non-competition provisions.

We have registered trademarks for, among others, Radware®; Radware Logo: ®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; Triangulation®; SmartNat®; StringMatch Engine®; Web Server Director®; Fireproof®; SecureFlow®; APSolute Vision®; VAdapter®; vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; TeraVIP®; Virtual Director®;  DefensePipe®;“ADC Fabric®”; CyberStack® and “Virtual DefensePro® and we have trademark applications pending for, among others,   “ADC-VX”™; VADI™ (Virtual Application Delivery Infrastructure)   and “Inflight”™, “.  We own registered U.S. copyrights in all of our primary software product lines.

We have registered patents in the United States and Canada for, among others, our triangle redirection method used for the global load balancing in our AppDirector product; our mechanism for efficient management and optimization of multiple links used in our LinkProof product; our method for load balancing by global proximity used in our AppDirector product; our method for controlling traffic on links between autonomous Border Gateway Protocol (BGP) systems; the stateful distribution of copied SSL traffic; the transparent inspection of encrypted client traffic; our passive monitoring and event detection mechanisms used for business event monitoring in our Inflight product; the activation of multiple virtual services on a switching platform; the behavioral analysis and detection of zero-day and DoS network attack patterns in our DefensePro product; our hypertext transfer protocol (HTTP) DoS attack mitigation behavioral mechanisms in our DefensePro; a geographically based traffic distribution; a generic proximity based site selection for global load balancing; an internal hardware connectivity plane architecture; a specific proximity based site selection for global load balancing of HTTP transactions implemented in our Alteon products; and additional patents in the SDN field, around a new concept of cyber control and automation for our DefenseFlow Product.

We have pending patent applications and provisional patents in connection with several methods and features used in our products or that we plan to implement in the future, such as advanced algorithms for cyber detection defending against new kinds of attacks (Burst and IoT related attacks, detection of attacks within AWS etc.), patent applications around the cyber control and automation (DefenseFlow) and around ADC for SDDC adapted for containerized environments. In 2017, we continued to add new capabilities covered by such patent applications to our lines of security, namely new algorithms to fight against new attack surfaces resulting from IoT, and added new capabilities to defeat application floods against workloads that are hosted in public clouds such as AWS and Azure. Our new patent applications allowed us extended the surface of the DefenseFlow to control, manage and automate attack mitigation across all domains: scrubbing centers, enterprise data-centers and cloud data-centers. The notion of DefenseFlow client was extended to DetectPro which has been develop as a software based programmable detector with flexible form factors and deployment modes, to extend our detection footprints across new domains such as: micro-perimeters and edge-compute. Another domain that we have added new capabilities covered by patent applications is integration of our Alteon load-balancer with micro-services. We have integrated Alteon as a front-end service to automatically learn the Kubernetes eco-system and auto-configure itself based on the ever-changing containerized application environment. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged.  In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. See “Item 8. Financial Information – Legal Proceedings” for a discussion of intellectual property litigation. Our competitors may be able to design around a patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

(l) Competition

The cyber security and application delivery market is highly competitive and we expect competition to intensify in the future.  We may lose market share if we are unable to compete effectively with our competitors, which include equipment manufacturers and service providers.

Our principal competitors are:

o	Equipment manufacturers (DDoS Protection): Netscout Systems Corp. (through Arbor Networks); and A10 Networks, Inc.

o	Equipment manufacturers (ADC): F5 Networks, Inc., or F5; Citrix Systems, Inc.; and A10 Networks, Inc.

o	Equipment manufacturers (WAF): Imperva; F5; Akamai.

o	Cloud service providers (DDoS protection and Cloud WAF): Akamai (Prolexic); Imperva (through Incapsula, Inc.); Neustar and Verisign;

o	Cloud service providers (ADC): Amazon Web Services; Microsoft Azure.

We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may also form alliances with or acquire competing providers of application delivery or application and network security solutions and emerge as significant competitors.

Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs as well as increased costs associated with sales and marketing expenses to maintain or increase market share which may impair our ability to increase profitability. Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth. We believe that our success will depend primarily on our ability to provide more technologically advanced and cost-effective application delivery and application and network security solutions, and more responsive customer service and support, than our competitors.  However, we cannot assure you that the products we offer will compete successfully with those of our competitors. Furthermore, should competition intensify, we may have to reduce the prices of our products which will negatively impact our business and financial condition. See also above under “Business Overview – Our Competitive Strengths and Strategies”.

(m) Government Regulations

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

Israeli Innovation Authority

From time to time, eligible participants may receive grants under programs of the IIA. Grants received are generally repaid through a mandatory royalty based on revenues from the sale of products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the IIA’s programs and  the R&D Law.

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

The R&D Law also provides that know-how developed under an approved research and development program or rights associated with such know-how (1) may not be transferred to third parties in Israel without the approval of the IIA (such approval is not required for the sale or export of any products resulting from such research or development) and (2) may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the IIA’s prior approval, which approval, if any, may  generally be obtained, in the following cases: (a) the grant recipient pays to the IIA a portion of the sale price paid in consideration for such IIA-funded know-how (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest), or (b) the grant recipient receives know-how from a third party in exchange for its IIA-funded know-how. Such approval is not required for the export of any products resulting from such research or development.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the IIA of any change in control of the recipient or a change in the holdings of the means of control of the recipient and requires a non-Israel interested party to undertake to the IIA to comply with the R&D Law.  In addition, the rules of the IIA may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify us that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The Israeli authorities have indicated in the past that the government may further reduce or abolish the IIA grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive. In addition, an amendment to the R&D Law that became effective on January 1, 2016, provides the IIA with authority to establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make.

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

In 2017 and 2016, we were qualified to participate in three projects funded by the IIA to develop generic technology relevant to the development of our products. We were eligible to receive grants constituting between 30% and 50% of certain research and development expenses relating to these projects. The grants under these projects are not required to be repaid by way of royalties. Grants for the years ended December 31, 2016 and 2017 were $ 0.9 million and $ 0.6 million, respectively.

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

Name of Subsidiary	Country of Incorporation
Radware Inc.	New Jersey, United States of America
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*	Israel
Seculert Ltd.**	Israel
Radware Canada Holdings Inc.	Canada
Radware Iberia, S.L.U.	Spain

* We own 91% of this subsidiary. All other listed subsidiaries are wholly owned.

** Seculert Ltd. was merged into Radware on December 31, 2017.

Yehuda Zisapel, one of our co-founders and shareholders, is the Chairman of our Board of Directors and the father of Roy Zisapel, our President, Chief Executive Officer and director.  Individually or together with his brother, Zohar Zisapel, and with Nava Zisapel, Yehuda Zisapel is also a founder, director and/or principal shareholder of several other companies which, together with our Company and our subsidiaries listed above are known as the RAD-Bynet Group. These companies include, among others:

AB-NET Communications Ltd.
Ace – Assured Customer Experience Ltd.
Binat Business Ltd.
BYNET Data
Communications Ltd.
BYNET Electronics Ltd.
 BYNET SEMECH (outsourcing) Ltd.
Bynet Software Systems Ltd.
Bynet System Applications Ltd.

Ceragon Networks Ltd.
Internet Binat Ltd.
Nuance Hearing Ltd.
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

D.            Property, Plants and Equipment

General. We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $6.2 million in 2017 compared to $5.4 in 2016.

We believe that the following offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 100,000 square feet of leased office space in Tel Aviv, Israel, in two buildings: one, consisting of approximately 40,000 square feet, with a lease expiring in June 2020; and the second consisting of approximately 60,000 square feet, with a lease expiring in June 2020. These facilities are leased from companies owned by Yehuda, Nava and Zohar Zisapel. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.”

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

Other locations. In the United States, we lease approximately 16,900 square feet of property, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, in Mahwah, New Jersey from a company owned by Yehuda, Nava and Zohar Zisapel.  The lease expires in December 2018. For more information, see – “Item 7 - Major Shareholders and Related Party Transactions.”

We lease approximately 3,800 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in September 2018. In addition, we lease approximately 5,700 square feet of property in Sunnyvale, California, the lease for which will expire in December 2021.

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

A.            Operating Results

Overview

 We are a provider of cyber security and application delivery solutions designed to secure the user digital experience for business-critical applications in virtual, cloud and software defined data centers. Our solutions are deployed by enterprises, carriers and cloud service providers. We began selling our products in 1997, and currently have local offices, subsidiaries or branches in 19 countries in Asia-Pacific, Europe and the Americas.

We sell through sales channels such as resellers and distributors whereas most of our direct sales are to strategic customers.

Most of our revenues are generated in dollars or are dollar-linked and the majority of our expenses are incurred in dollars and, as such, the dollar is our functional currency. Our consolidated financial statements are prepared in dollars and in accordance with U.S. GAAP.

Our revenues are derived from sales of our products and services:

•
We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectability is probable. We recognize revenues from product subscriptions, ratably over the subscription period.

•
Revenues from post-contract customer support and service subscriptions, which represents mainly software update subscriptions, help-desk support and unit repairs or replacements, are recognized ratably over the contract or subscription period.

We operate in one reportable market segment and our revenues are attributed to geographic areas based on the location of the end-users.

In the years ended December 31, 2017, 2016 and 2015, revenues derived from sales of the Company’s products constituted approximately 56%, 56% and 63%, respectively, of our total revenues, with the remaining revenues being derived from services. A significant portion of our revenues is derived from repeat product sales to existing customers, and we expect that repeat product sales will continue to account for a significant portion of such revenues in the future. As our installed base of products grows, service revenues are also generally expected to increase.

On January 30, 2017 we acquired Seculert. The consideration to acquire Seculert was $10 million in cash and additional contingent consideration of up to $10 million, based on certain milestones to be achieved. The derived goodwill from this acquisition is attributable to additional capabilities of the Company to expand its products portfolio. Goodwill generated from this business combination is primarily attributable to synergies between the Company's and Seculert's respective products and services.

We recorded IPR&D, technology and goodwill in amount of $7.1 million, $2.2 million and $2.1 million, respectively. The estimated useful life of the IPR&D and technology is approximately 9 years.

For our recording of our IPR&D, technology and goodwill and estimated payments of the contingency milestones see also Note 1(c) and Note 4 to our consolidated financial statements included elsewhere in this annual report.

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

•              Stock-based compensation; and

•              Income taxes.

Revenue Recognition.  We derive revenues mainly from sales of products and services:

•
We recognize product revenue in accordance with Accounting Standards Codification, or ASC, No. 605, "Revenue Recognition", when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectability is probable. We recognize revenues from product subscriptions, ratably over the subscription period.

•
Revenues from PCS and service subscriptions, which represents mainly software update subscriptions, help-desk support and unit repairs or replacements, are recognized ratably over the term of the agreement, which is typically between one year and three years.

Our products are sold partially through distributors and resellers, all of which are considered end-users.

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

We determine the best estimated selling price ("ESP") in multiple-element arrangements as follows: VSOE for post-contract customer support is determined based on the price charged when such element is sold separately (renewals). The price may vary in the territories and vertical markets in which we conduct business. Price is determined by using a consistent percentage of our product price lists, in the same territories and markets.

For the product and subscriptions, we determine the ESP based on management estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition. The determination of ESP is made through consultation with and approval of management, taking into consideration the pricing model and go-to-market strategy.

We record a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 1.7 million and $1.0 million as of December 31, 2017 and 2016, respectively.

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

We recognize an impairment charge when a decline in the fair value of our investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2017, 2016 and 2015, we did not record any other-than-temporary impairment loss with respect to our marketable securities.

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

We operate in one operating segment, and this segment comprises our single reporting unit. We perform assessment of qualitative factors during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. This analysis determined that no indicators of impairment existed for 2017, 2016 and 2015.

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

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from five to nine years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis.

During 2017, 2016 and 2015, no impairment losses were recorded.

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

During 2016, we approved the repricing of 667,750 stock options for several employees and senior management, previously granted under the Stock Option Plans. As a result, the exercise price of the options was lowered to a price per share lower than the original grant exercise price, but a higher price than the known share’s closing price on Nasdaq on the modification date. There was no change in the number of shares subject to each option, vesting or other terms of the options. The incremental expense for the repricing of the options is approximately $1.2 million. For the year ended December 31, 2016, we recorded expenses totaling $0.4 million associated with the repricing.

Income Taxes. We account for income taxes in accordance with ASC No. 740, "Income Taxes". This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized. Deferred tax liabilities and assets are classified as non-current in accordance with Accounting Standard Update, or ASU, No. 2015-17 (see also Note 2(ab) to our consolidated financial statements included elsewhere in this annual report). ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is only addressed if the first step has been satisfied (i.e. the position is more likely than not to be sustained) otherwise a full liability in respect of a tax position not meeting the more likely than not criteria is recognized. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We accrue interest and penalty, if any related to unrecognized tax benefits in its taxes on income. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2017 and 2016 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 12 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “Results of Operations – Taxes” below.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

New Accounting Pronouncements Not Yet Effective

In May 2014, the Financial Accounting Standards Board, or the FASB, issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", or ASU No. 2014-09, a new standard related to revenue recognition and, thereafter, issued related subsequent updates or, collectively, the New Revenue Standard. Under the New Revenue Standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration, which the entity expects to receive in exchange for those goods or services. In addition, the New Revenue Recognition Standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flow arising from contracts with customers. The New Revenue Standard permits two methods of modification: retrospectively to each prior reporting period presented (the so-called "full retrospective method"), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the so-called "modified retrospective method"). We have adopted the New Revenue Standard, effective January 1, 2018, using the modified retrospective method applied to those contracts, which were not substantially completed as of January 1, 2018. The cumulative adjustment will decrease our retained earnings by $0.1 million to the opening accumulated balance.

We expect that the most significant impact of the New Revenue Standard on us will relates to the way we account for sales commission expenses. We have also considered the impact of the guidance in ASC No. 340-40, "Other Assets and Deferred Costs", in light of the New Revenue Standard. Under ASC No. 340-40, we may be required to capitalize and amortize certain incremental costs of obtaining a contract, such as the maintenance portion of sales commission costs. The cumulative impact to our retained earnings as of January 1, 2018 will increase our opening accumulated balance by approximately $10.2 million.

Adoption of the New Revenue Standard had no impact to cash from or used in operating, investing or financing activities on our consolidated statement of cash flows.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which changes the current lease accounting standard by requiring the recognition of lease assets and lease liabilities for all leases, including those currently classified as operating leases. This new standard is to be applied under a modified retrospective application to the earliest reporting period presented for reporting periods beginning after December 15, 2018. Early adoption is permitted. We are currently evaluating the potential impact of this new standard on our financial statements.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". This new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. This standard will be effective for the Company beginning January 1, 2020, with early application permitted. We are evaluating the impact of adopting this new accounting standard on our consolidated financial statements.

In January 2017, FASB issued ASU No. 2017-01, "Business Combinations (Topic 805) Clarifying the Definition of Business". ASU No. 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update to the standard is effective for interim and annual periods beginning after December 15, 2017, and applied prospectively. We do not expect the adoption of this standard will have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, "Simplifying the Test for Goodwill Impairment (Topic 350)". This standard eliminates the second step from the goodwill impairment test, and instead requiring an entity to recognize a goodwill impairment charge for the amount by which the goodwill carrying amount exceeds the reporting unit's fair value. This standard is effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 with early adoption permitted. This standard must be applied on a prospective basis. We are currently evaluating the potential effect of the standard on our consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, changing the terms or conditions of a share-based payment award must be accounted for as modifications. Entities will apply the modification accounting guidance if the value, vesting conditions or classifications of the award changes. The standard also clarifies that a modification to an award could be significant and therefore require disclosure, even if modification accounting is not required. Therefore, an entity will have to make all of the disclosures about modifications that are required today, in addition to disclosing that the compensation expense has not change. This standard is effective for interim and fiscal years beginning after December 15, 2017 with early adoption permitted. This standard must be applied on a prospective basis. We do not expect the adoption of this standard will have a material impact on our consolidated financial statements.

          For information with respect to ASU No. 2014-09 and other recent accounting pronouncements, see Note 2(aa) and Note 2(ab) to our consolidated financial statements included in this annual report.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2017, 2016 and 2015, including the following tables, which present selected financial information data in dollars and as a percentage of total revenues, are based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2017	2016	2015
	(U.S. $ in thousands)
Revenues:
Products	$117,968	$110,186	$136,793	*
Services	93,401	86,399	79,773	*
	211,369	196,585	216,566
Cost of revenues:
Products	30,862	27,320	29,159
Services	8,754	8,375	9,041
	39,616	35,695	38,200
Gross profit	171,753	160,890	178,366
Operating expenses, net:

Research and development, net	59,003	51,732	49,987
Sales and marketing	108,744	103,774	93,347
General and administrative	17,577	18,133	17,033
Other income	(6,900)	-	-
Total operating expenses	178,424	173,639	160,367
Operating income (loss)	(6,671)	(12,749)	17,999
Financial income, net	4,830	5,741	5,867
Income (loss) before taxes on income	(1,841)	(7,008)	23,866
Taxes on income	(5,652)	(1,651)	(5,297)
Net income (loss)	(7,493)	(8,659)	18,569

The breakdown between product and service revenues for 2015 was reclassified to include most subscription revenues in product revenues rather than allocating some to product and some to service revenues, which has resulted in a change to previously published figures for the period ended December 31, 2015.

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of our total revenues:

	2017	2016	2015
Revenues:
Products	56%	56%	63%
Services	44	44	37
	100	100	100
Cost of Revenues:
Products	15	14	13
Services	4	4	4
	19	18	18
Gross profit	81	82	82
Operating expenses, net:

Research and development, net	28	26	23
Sales and marketing	51	53	43
General and administrative	8	9	8
Other income	(3)	-	-
Total operating expenses	84	88	74
Operating income (loss)	(3)	(6)	8
Financial income, net	2	3	3
Income (loss) before taxes on income	(1)	(3)	11

Taxes on income	(3)	(1)	(2)
Net income (loss)	(4)%	(4)%	9%

Comparison of Years Ended December 31, 2017, 2016 and 2015

Revenues.

Our revenues are derived from sales of our products and services. We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectability is probable.  Subscriptions revenues and post-contract customer support, which represents mainly software update subscriptions, help-desk support and unit repairs or replacements, are recognized ratably over the contract or subscription period.

We operate in one reportable market segment and our revenues are attributed to geographic areas based on the location of the end-users.

Sales in 2017 were $211.4 million compared with sales of $196.6 million in 2016, an increase of 7.5%.

Sales in 2016 were $196.6 million compared with sales of $216.6 million in 2015, a decrease of 9%.

The following table provides a breakdown of our revenues (dollars in thousands) by type of revenues both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

	2017		2016		2015			% Change 2017 vs. 2016	% Change 2016 vs. 2015
Products	117,968	56%	110,186	56%	136,793	*	63%	7%	(19)%
Services	93,401	44%	86,399	44%	79,773	*	37%	8%	8%
Total	211,369	100%	196,585	100%	216,566		100%	8%	(9)%

*The breakdown between product and service revenues for 2015 was reclassified to include most subscription revenues in product revenues rather than allocating some to product and some to service revenues, which has resulted in a change to previously published figures for the period ended December 31, 2015.

The following table shows a breakdown of our total revenues (dollars in thousands) by geographical distribution both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

	2017		2016		2015		% Change 2017 vs. 2016	% Change 2016 vs. 2015
North, Central and South America (principally the United States)(*)	97,901	46%	84,733	43%	88,685	41%	16%	(4)%

EMEA (Europe, the Middle East and Africa)	56,589	27%	53,724	27%	62,689	29%	5%	(14)%

Asia-Pacific	56,879	27%	58,128	30%	65,192	30%	(2)%	(11)%

Total	211,369	100%	196,585	100%	216,566	100%	8%	(9)%

(*) For the years ended December 31, 2017, 2016 and 2015, our revenues from the United States were $78.5 million, $68.0 million and $69.1 million, respectively, representing 37%, 35% and 32% of total revenues for these years, respectively.

Other than the United States, no other single country accounted for more than 10% of our sales for the years ended December 31, 2017, 2016 and 2015.

In 2017, our product revenues increased by 7%, to $118.0 million, compared to $110.2 million in 2016. The increase in our product revenues is mainly attributed to an increase in our product sales and greater contribution from our previous years’ subscription deferred revenues which matured into revenues in 2017.

In 2017, our service sales increased by 8% to $93.4 million, compared to $86.4 million in 2016. This increase in service sales is mainly attributed to renewals of existing support contracts and sales of new support contracts.

During 2017, our revenues from the enterprise market represented approximately 66%, whereas revenues from the carrier market represented approximately 34% of our revenues, compared to 69% and 31%, respectively, in 2016.

Our revenues in the Americas increased in 2017 by $13.0 million compared to 2016, or 16% year-over-year, mainly due to greater demand for cloud based security solutions. Revenues from the EMEA region increased by 5% compared to 2016. Revenues in Asia-Pacific region decreased by 2% due to change in our sales model which is reflected by the shift to subscription sales which resulted lower revenue recognition.

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

Our revenues in the Americas in 2016 decreased by $4.0 million compared to 2015, or 4% year-over-year, mainly as a result of the shift to subscription sales format which resulted in a longer period for revenue recognition. The EMEA region experienced a decline of 14% compared to 2015. The decrease was primarily due to lower products revenue resulting from the shift to subscription sales as well as a result of overall soft market conditions. Revenues from the Asia-Pacific region decreased by $7.1 million, or 11% year- over-year, mainly due to challenging conditions in some of the major countries, mainly in China, Japan and Australia.

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

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures (dollars in thousands) and as a percentage of the relative product and services revenues:

	2017		2016		2015
Cost of Products	30,862	26.2%	27,320	24.8%	$29,159	21.3%
Cost of Services	8,754	9.4%	8,375	9.7%	9,041	11.3%
Total	39,616	18.7%	35,695	18.2%	$38,200	17.6%

Cost of products sales as a percentage of products sales increased from 24.8% in 2016 to 26.2% in 2017. Cost of products sales in 2017 and 2016 included amortization of intangible assets in the amount of $1.1 and $1.0 million, respectively. Our cost of products sales as a percentage of products sales, excluding amortization of intangible assets, represented approximately 25.2% of products sales in 2017, compared to 23.9% in 2016. The increase in cost of products sales as a percentage of products sales is mainly due to different sales mix of our products, cost of operating our cloud infrastructure and expanding our global logistic footprint to support our global maintenance and support commitments.

Cost of sales related to services as a percentage of service revenues in 2017 was 9.4% compared to 9.7% in 2016.

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

Operating Expenses.

The following table sets forth a breakdown of our operating expenses (dollars in thousands) for the periods indicated as well as the percentage change between such periods:

	2017	2016	2015	% Change 2017 vs. 2016	% Change 2016 vs. 2015
Research and development, net	$59,003	$51,732	$49,987	14%	3%
Selling and marketing	108,744	103,774	93,347	5%	11%
General and administrative	17,577	18,133	17,033	(3)%	6%
Other income	(6,900)	-	-		-
Total	$178,424	$173,639	$160,367	3%	8%

Our operating expenses increased by 3% in 2017 to $178.4 million from $173.6 million in 2016. The increase is primarily attributed to (1) an increase of $3.6 million in operating expenses that are related to salaries and salaries related mainly due to  salary increases awarded during 2017 in all regions and higher sales commissions;  (2) an increase of $4.3 million related to the impact of the weakening of the dollar, mainly against the NIS; (3) an increase of $3.6 million associated with the Seculert acquisition; and (4) an increase of $1.5 million in stock based compensation expenses. Such increase was partially offset by (1) $6.9 million other income related to the award we received in connection with an intellectual property dispute and (2) a decrease in our general and administrative expenses in an amount of $2.2 million related mainly to litigation costs of the intellectual property matter, namely the patent litigation against F5 Networks, Inc.

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

R&D expenses were $59.0 million in 2017, an increase of $7.3 million, or 14% compared with R&D expenses of $51.7 million in 2016. This increase is primarily a result of the following: (1) an increase of $2.9 million attributed to the acquisition of Seculert in January 2017; (2) an increase of $2.6 million related to the impact of the weakening of the dollar, mainly against the NIS; (3) an increase of $2.1 million due to salary raises awarded in mid-2017 and other salaries related expenses; (4) an increase of $ 0.5 million attributed to higher stock-based compensation expenses (see also “Stock based compensation expenses” below) and (5) an increase of $0.3 million attributed to lower grants received from the IIA. Such increase was partially offset due to: (1) the cease of the Radyoos activity during 2017 in an amount of $ 0.7 million and (2) $0.4 million related to the adjustment of the fair value of the Seculert acquisition contingent consideration.

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

Sales and marketing expenses were $108.7 million in 2017, an increase of $4.9 million, or 5%, compared with sales and marketing expenses of $103.8 million in 2016.  This increase is primarily a result of the following: (1) an increase of  $2.7 million  primarily due to increases in personnel costs and commissions due to the growth in sales during 2017, (2) an increase of $1.0 million related to the impact of the weakening of the dollar, mainly against the NIS and the EUR (3) an amount of $0.2 million that is related to the acquisition of Seculert in 2017, (4) an increase of $1.2 million is attributed to higher stock-based compensation expenses (see also “Stock based compensation expenses” below), and (5) an increase of  $0.5 million is related to increased travel expenses. Such increase was partially offset due to the cease of the Radyoos activity during 2017 in an amount of $0.8 million,

Sales and marketing expenses were $103.8 million in 2016, an increase of $10.5 million, or 11%, compared with sales and marketing expenses of $93.3 million in 2015.  This increase is primarily a result of the following: (1) a $6.5 million increase in sales and marketing expenses is attributable to increased salary costs as a result of increase in the average number of sales, technical support and marketing employees  and salary raises awarded in the beginning of 2016 to some of our employees, (2) an increase of $2.4 million associated with higher sales commissions (3) an increase of $0.4 million is attributed to marketing promotions and initiatives, and (4) an increase of $1.6 million is attributed to higher stock-based compensation expenses (see also “Stock based compensation expenses” below). Such increase was partially offset due to a decrease of $0.4 million related to the strengthening of the dollar against other currencies.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs and other general corporate expenses.

General and administrative expenses were $17.6 million in 2017, a decrease of $0.5 million, compared with general and administrative expenses of $18.1 million in 2016. The decrease in general and administrative expenses in 2017 was primarily due to (1) a decrease in litigation costs related mainly to the intellectual property litigation matter by an amount of $2.2 million  and (2) a decrease of $0.3 million related to stock based compensation expenses. This decrease was offset by (1) an increase of $1.0 million related to increase in personnel costs; (2) an increase of $0.3 million related to depreciation expenses and (3) an increase of $0.7 million related to the weakening of the dollar against the NIS. For a discussion of the impact of foreign currency fluctuations our business, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

Stock-based compensation expenses in 2017 totaled to $ 13.0 million, an increase of $1.5 million compared with expenses of $11.5 million in 2016. During 2017, we granted stock options to purchase approximately 1.7 million shares at a weighted average grant-date fair value of $4.3 per option and 0.4 million restricted stock units, or RSUs, at a weighted average grant-date fair value of $16.2 per RSU, compared to 2.8 million options granted during 2016 at an average grant-date fair value of $3.5 per option and 0.7 million RSUs at a weighted average grant-date fair value of $12.8 per RSU. Since these values are recognized as an expense based on the accelerated attribution method over the requisite service period of each award, a large portion of these values is being recognized as an expense in the first year since grant date of each award, which resulted in higher stock-based compensation expenses in 2017 compared to 2016, despite the decrease in number of options granted in 2017 compared to the number of options granted in 2016.  In addition, the higher average grant-date fair value of the options and RSUs granted in 2017 compared with such equity grants in 2016 also impacted this expense item in 2017.

Our total amount of stock based compensation expenses in 2016 totaled to $11.5 million, an increase of $2.2 million compared with expenses of $9.3 million in 2015. During 2016, we granted stock options to purchase approximately 2.8 million shares at a weighted average grant-date fair value of $3.5 per option and 0.7 million RSUs, at a weighted average grant-date fair value of $12.8 per RSU, compared to 1.6 million options granted during 2015 at an average grant-date fair value of $5.3 per option and $0.5 million RSUs at a weighted average grant-date fair value of $18.4 per RSU. The reasons for the increase in our stock based compensation expenses in 2016, compared to 2015, are mainly attributed to the stock option repricing made during the year and the increase in the quantity of options and RSUs granted in 2016 compared to 2015 and the impact of the recognition of stock based compensation expenses in 2016, which relates to the options and RSUs granted in the end of 2015.

Other Income

During 2017 we recorded $6.9 million of other income related to the award we collected in connection with an intellectual property dispute.

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

Financial income, net was $4.8 million in 2017, compared with $5.7 million in 2016. The net decrease of $0.9 million is attributed to a decrease in gain from sale of marketable securities in an amount of $1.8 million, offset by an increase of $0.8 million due to an increase in interest rates in 2017 leading to higher yields on our investment portfolio and the fact that our average investment portfolio balance in 2017 was higher by $14.0 million than our portfolio balance in 2016.

Financial income, net was $5.7 million in 2016, compared with $5.9 million in 2015. The net decrease of $0.2 million is attributed to a decrease of $0.7 million in gain from sale of marketable securities, offset by changes in impact of foreign currency translation differences in an amount of $0.5 million.

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 24% and 25% for the 2017 and 2016 tax years, respectively. However, we have established Preferred Enterprise program, which entitles us for the tax benefits described below under the heading “Corporate Tax Rate.” These benefits result in part of our income being taxed at lower rates. The Preferred Enterprise tax rates in the years 2017 and 2016 were 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel.  The tax benefits depended on our meeting the requirements of the approved and privileged and preferred enterprise programs and there is no assurance that we will be able to obtain such benefits. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

Tax expense for 2017 amounted to $5.7 million compared to $1.7 million in 2016. The increase of $4.0 million in the tax expenses is derived primarily from the recent change in the U.S. federal tax reform which led to re-measurement of our net deferred tax assets.

Tax expense for 2016 and 2015 amounted to $1.7 million and $5.3 million, respectively. The decrease in the tax expenses is derived primarily from a decrease in our taxable income in Israel as we have not generated profits in 2016 unlike 2015 which was profitable.

For additional disclosure and explanations regarding our income taxes, see note 12 to our consolidated financial statements included elsewhere in this annual report. See also “Item 10E – Taxation – Israeli Tax Considerations.”

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

The Company’s equity as a percentage of its total assets was 67% at December 31, 2017, compared with 70% at December 31, 2016 and 74% at December 31, 2015.

Cash and cash equivalents, short-term and long term bank deposits and short and long term marketable securities were $344.3 million at December 31, 2017, compared with $320.1 million and $315.1 million at December 31, 2016 and at December 31, 2015 respectively.

Principal Capital Expenditures and Divestitures

Capital expenditures were $7.2 million, $9.4 million and $13.8 million for the years ended December 31, 2017, 2016 and 2015, respectively. These expenditures were mainly comprised of investments in new ERP modules, leasehold improvements, machinery and equipment, computers, lab equipment, testing tools and infrastructure to support our cloud based solutions.

We expect to engage in additional capital spending to support possible growth in our operations, infrastructure and personnel. In 2018, we anticipate that the majority of our capital expenditures will be primarily for R&D testing, lab equipment, additional investments in new modules to our ERP system and additional infrastructure to support our cloud based solutions.

We did not affect any principal divestitures in the past three years.

Working Capital and Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands):

	2017	2016	2015
Net cash provided by operating activities	$31,464	$38,480	$39,136
Net cash provided by (used in) investing activities	(56,342)	28,359	(6,853)
Net cash provided by (used in) financing activities	10,478	(20,944)	(43,518)

Net cash provided by operating activities for 2017, 2016 and 2015 was $31.5 million, $38.5 million and $39.1 million, respectively. Our net income (loss) in 2017, 2016 and 2015 was ($7.5) million, ($8.7) million and $18.6, respectively.

Net cash provided by operating activities in 2017 consisted of net loss adjusted for non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible asset and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, an increase in deferred revenues, accrued interest on bank deposits, decrease in trade receivables partially offset by an increase in other payables and accrued expenses and other long-term liabilities, other current assets and prepaid expenses, increase in inventories and a decrease in trade payables.

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

Net cash provided in investing activities amounted to $56.3 for 2017 million compared to net cash used in investing activities of approximately $28.4 million for 2016 and net cash used in investing activities of approximately $6.9 million for 2015.

Net cash provided by investing activity in 2017 consisted primarily of proceeds from bank deposits and marketable securities partially offset by the Seculert acquisition as well as purchase of property and equipment.

Net cash used in investing activity in 2016 and 2015 consisted of investment in bank deposits, marketable securities and purchase of property and equipment.

Net cash provided by financing activities in 2017 was $10.5 million compared to net cash used in financing activities in 2016 and 2015 which were $20.9 million and $43.5 million, respectively.

Net cash provided by financing activities in 2017 was attributed to proceeds from issuance of shares upon exercise of stock options by our employees offset by repurchase of our ordinary shares.

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

Cash and Cash Equivalents

As of December 31, 2017, we had cash and cash equivalents, including short-term and long-term bank deposits and short-term and long-term marketable securities, of $344.3 million, compared to $320.1 million as of December 31, 2016 and $315.1 million as of December 31, 2015. As of December 31, 2017, approximately 85% of our short-term and long-term bank deposits were deposited in major Israeli banks in Israel which are rated AA+ and AAA, as determined by S&P’s Maalot, and 15% were deposited in the U.S. branch of another major Israeli bank which is rated AAA, as determined by S&P’s Maalot. As of December 31, 2017, the longest contractual duration of any of our bank deposits was 2.25 years, the weighted average duration of our deposits was 1.59 years, and the weighted average time to maturity was 0.87 year.

Our marketable securities portfolio includes investments in foreign banks and government debentures and in debt of corporations. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States.  As of December 31, 2017, 44% of our marketable securities portfolio was invested in debt securities of financial institutions, 2% in debt securities of governmental institutions and 54% in debt securities of corporations. From a geographic perspective, 49% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 18% were invested in debt securities of European issuers and 33% was invested in debt securities of other geographic-located issuers. As of December 31, 2017, 92% of our marketable securities portfolio were rated A- or higher, 4% were rated BBB or BBB+, and 4% was rated BB-, as determined by S&P.

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

Our average quarterly DSO (computed over the four quarters of the year) was 29 days for 2017, compared with 44 days in 2016 and 43 days in 2015. When computed annually, the DSO is 28 days in 2017, down from 36 days in 2016 and 45 days in 2015.

DSO decreased in 2017 mainly as a result of a more even distribution of our invoicing throughout all financial calendar quarters in 2017 than they were in 2016. Due to the fact that most of these invoices are not collected within the month of issuance, but only in the following months, our DSO decreased in 2017 compared to 2016. In addition our 2017 DSO ratio was also affected by the transition in our business model, where we collected payments ahead of revenue recognition.

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

C.            Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2017, we had 320 employees and 61 subcontractors engaged primarily in research and development activities, compared to 318 employees and 71 subcontractors at the end of 2016. For a further discussion of research and development, see “Item 5A – Operating and Financial Review and Prospects – Operating Results.”

For a discussion regarding the benefits provided under programs of the IIA, see “Item 4B – Information about the Company – Business Overview – Israeli Innovation Authority.”

D.            Trend Information

We have identified the following key trends that we believe will continue to influence our markets and the demand for our solutions:

•
Applications are migrating to the cloud. Organizations therefore require broader protection that encompasses both the enterprise and cloud-based applications. They also prefer to purchase security services as a subscription, to match the subscription-based consumption of hosting services.

•
Datacenter architecture is changing, to include various models such as a physical datacenter, a virtual datacenter, a software defined datacenter, and private or public cloud. Many organizations use a mixed infrastructure that includes a combination of one or more of the above. This mixed environment that often involved multiple vendors and creates challenges in IT staffing and operational costs, which increase the needs for hybrid cloud services, managed services and modern automated data center technologies.

•
Increasing complexity and intensity of security threats require expertise in identifying the attacks and recommending the right action.  Attack delivery is aided by the growing presence of connected devices (IoT) which increases the threat surface, attack tools are becoming more sophisticated as hackers use automation and Artificial Intelligence, and all of that leads to ever-morphing and scalable attack vectors. In addition, attack tools are increasingly available to all through the Darknet. Most organizations are not able to keep up with these developments with their internal cyber security resources and increasingly seek managed security services.

•
Increasing expectations for applications availability and performance, due to the increasing dependence on applications in today’s business world. Businesses are sensitive to the resilience and availability of their applications and given their customers’ expectations of a world class experience can identify a direct commercial impact from a less than optimal performance.

We believe that our business, comprised of application security and delivery products and services, is positioned to benefit from the above-mentioned industry dynamics due to the following key factors:

•	We have developed a broad portfolio of solutions to address the challenges arising from these trends.
•	We continuously focus on innovation and believe that our products and services have, in many instances a technological advantage over competing solutions.
•
We offer our solutions in a wide array of deployment models ( on-premises devices and solution, managed services, cloud based solutions, etc.), in order to support various customers’ business models. We believe this flexibility addresses the complexity and diversity of the current application and infrastructure ecosystem.

We believe that the advantages of our offerings, coupled with the above mentioned industry dynamics and trends, place us in a good position to meet our business plans. Nevertheless, meeting our business plans may not convert into revenues growth, due to our shift  towards an increased proportion of subscription-based product sales, which are recognized throughout the subscription period.

As more fully described under Item 4.B. "Business Overview – Our Growth Strategy" above, our growth strategy is based on several key elements: further and leveraging the integration of our application security and delivery solutions; continuing to innovate industry leading solutions to maintain our technology advantages and differentiation; expand and leverage our  market footprint, through internal resources as well as relationships with resellers, service providers, and other partners, and; pursue acquisitions.

In addition, we operate in a highly competitive environment, and some of our competitors have larger internal resources, and a larger install  base. Moreover, while we believe that the shift towards a subscription-based business model is a strategic transition towards higher growth and profitability in the long term, we may not be successful in its execution and specifically, in maintaining a high subscription renewal rate. In addition, our customers purchasing decisions are related to the conditions in our industry and in the various regions and geographical markets in which we operate and are tied to the overall IT spending climate. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to such uncertainties. For other risks and uncertainties we face, see under Item 3.D. "Risk Factors".

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

F.            Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2017 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year*	1-3 years	3-5 years	More than 5 years
Operating leases(1)	13,027	5,711	6,602	714	0
Total contractual cash obligations (2)(3)	13,027	5,711	6,602	714	0

         * Become due during 2018.

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2018 to 2022, although certain of our leases have renewal options. The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2017.

(2) Payments for uncertain income tax positions of $1.5 million under ASC No. 740 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(s) and 12(a) of our consolidated financial statements.

(3) Severance payments of $2.4 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(u) of our consolidated financial statements.

* Following the Seculert Acquisition, which we completed in January 2017, earn-out payments of up to a total of $10 million remain to be paid, upon achievement of certain milestones. As of December 31, 2017 the fair value of these contingent payments is $1.6 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.            Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Yehuda Zisapel (1)	76	Chairman of the Board of Directors
Yair Tauman (2)(3)(4)(5)	69	Director, Chairman of the Compensation Committee
David Rubner (1)(3)(4)(5)	78	Director, Chairman of the Audit Committee
Yael Langer (6)	53	Director
Avraham Asheri (1) (4) (5)	80	Director
Joel Maryles (2)(4)(5)	58	Director
Roy Zisapel (2)	47	President, Chief Executive Officer and Director
Doron Abramovitch	49	Chief Financial Officer
Gabi Malka	42	Chief Operating Officer
Sharon Trachtman	51	Chief Business Operation Officer
David Aviv	62	Chief Technology Officer
Anna Convery-Pelletier	49	Chief Marketing Officer
Yoav Gazelle	48	VP Sales EMEA & CALA
Terence Ying	56	VP Sales Asia-Pacific

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
(6)  Term as director expires at the annual meeting of shareholders to be held in 2020.

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

David Rubner has served as a member of our Board of Directors since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and Chairman of the Board of Novelsat, Ltd. During the years 1991 to 2000, he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Eltek Ltd. and other private companies. He also serves on the boards of trustees of Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London, England and an M.S. degree from Carnegie Mellon University.

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

Avraham Asheri has served as a member of our Board of Directors since July 2009. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991 to 1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee and serves as a member of the board of directors of Mishkenot Sha’ananim and as the Chairman of its Finance Committee. Mr. Asheri holds a BA degree in economics and political science from The Hebrew University, Israel.

Joel Maryles, has served as a member of our Board of Directors since January 2014. Mr. Maryles is a Partner at OurCrowd. He held numerous senior positions in the financial sector over the past three decades.  From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded. From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney. From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including Managing Director focused on Israeli technology and healthcare transactions. Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors.  Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. from the University of Chicago.

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

Sharon Trachtman has served as our Chief Business Operation Officer since December 2016. Prior to that she was our Chief Marketing Officer and before that Ms. Trachtman served as our Global Marketing Vice President since 2008. Prior to that, since 1997 she held various senior positions in Radware, such as Product Management Vice President and Marketing Vice President. From 1994 to 1997, Ms. Trachtman was a product line marketing manager for Scitex Corporation. Ms. Trachtman holds a B.A. degree in computer science and philosophy from Bar-Ilan University, Israel.

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

Additional Information

Under Nasdaq requirements, a majority of the members of our Board of Directors are required to be “independent” as defined under Nasdaq Marketplace Rules, or the Nasdaq rules. We currently satisfy this requirement because four of our seven directors (namely, Mr. David Rubner, Prof. Yair Tauman, Mr. Avraham Asheri and Mr. Joel Maryles) qualify as “independent directors” under the Nasdaq rules.

Yehuda Zisapel, the Chairman of the Board of Directors, co-founder of the Company, and a principal shareholder of our company, is the father of Roy Zisapel, our President, Chief Executive Officer and director. In accordance with the Companies Law, Mr. Zisapel’s service as our Chairman was approved by our shareholders in September 2017. There are no other family relationships between any of the directors or members of senior management named above.

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

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
2016 - All directors and officers as a group, consisting of 14 persons*	$2,645,000	$389,500

2017 - All directors and officers as a group, consisting of 14 persons**	$3,604,100	$504,900

*  All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2016. These being the 14 individuals listed in the table in ITEM 6A above and one additional executive officer whose service expired in January 2016.

** All directors and executive officers as a group, consisting of 14 persons for the year ended December 31, 2017. These being the 14 individuals listed in the table in ITEM 6A above.

During 2017, we granted to our directors and officers listed in Item 6A above, in the aggregate, 6,000 RSUs at a grant date fair value of $14.68 and options to purchase 382,500 ordinary shares at a weighted average exercise price per share of $15.79. The options expire sixty-two months after grant. The weighted average grant date fair value of these options was $4.5 per option.

For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(r) to our consolidated financial statements included elsewhere in this annual report. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Share Option Plans” below.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2017, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2017. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2017.

Name and Principal Position (1)	Year	Salary		Bonus (including Sales Commissions) (2)		Equity-Based Compensation (3)	All Other Compensation (4)	Total
		(US$ in thousands)
Anna Convery-Pelletier, Chief Marketing Officer	2017	265		112		498	33	908
Roy Zisapel, Chief Executive Officer, President and Director*	2017	425	(5)	272	(6)	0	113	810
Gabi Malka, Chief Operating Officer*	2017	268		81		291	66	706
Doron Abramovitch, Chief Financial Officer*	2017	297		120		137	93	647
Terence Ying, Vice President Asia-Pacific	2017	263		206		109	21	599

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)
Amounts reported in this column represent annual bonuses, including sales commissions. Consistent with our Compensation Policy, such bonuses are based upon (i) for non-sales executive officers - achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year, with a portion of the bonus (up to 10% in the case of Roy Zisapel) being based on the achievement and performance of pre-determined individual key performance indicators (KPIs), and, in any event, not to exceed the amount of one (100%) annual base salary of such executive; and (ii) for sales executive officers - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company, and in any event, not to exceed the amount of four annual base salaries of such executive.

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

(5)
Mr. Roy Zisapel is entitled to a gross base salary of $300,000 (or the equivalent in NIS) per annum. However, he is also entitled to a quarterly payment of $25,000, effective as of the January 1, 2012 as compensation for his additional duties and tasks in the United States as manager of our entire on-going North America activities. The additional amount will be payable for as long as Mr. Zisapel maintains this additional position. The additional $25,000 over the aggregated total $400,000 annual salary is attributed to the change in the exchange rate of the $ vs. NIS since the date of the Shareholders’ Annual General Meeting in 2012 approving Mr. Zisapel’s salary and the average $/NIS exchange rate in 2017.

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

Our non-employee directors, including external directors, are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $34,600) per year of service; (ii) per meeting remuneration of NIS 3,600 (currently equivalent to approximately $1,030) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend)  in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All amounts payable under items (i), (ii), (iii) and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors (other than our external directors, as described below) is divided into three classes with each class of directors serving until the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors
Class I	2018	Yehuda Zisapel and Avraham Asheri
Class II	2019	Roy Zisapel and Joel Maryles
Class III	2020	Yael Langer

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

Our Committees

The Board of Directors appoints committees to help carry out its duties. Each committee reports the results of its meetings to the full Board of Directors. The Board of Directors established an Audit Committee and a Compensation Committee and, from time to time, establishes other “ad-hoc" committees of members of the Board of Directors for specific duties or assignments and limited duration.

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

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2017*:

Name of Body	No. of Meetings in 2017	Average Attendance Rate
Board of Directors	10	94%
Audit Committee	5	90%
Compensation Committee	4	94%

* Excludes ad-hoc committees.

Each director attended at least 80% of all Board meetings.

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

Refrain from any activity that is competitive with the company.

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

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and, subject to certain exceptions, the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers generally require the approval of the compensation committee and the board of directors.

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

D.            Employees

At the time of commencement of employment, our employees in North America generally sign offer letters specifying basic terms and conditions of employment, whereas our employees in Israel, including our executive officers, generally sign standard written employment agreements, which include confidentiality and non-compete provisions. The employees in our other jurisdictions sign employment agreements, which differ according to customary practices in the country in which they are located.

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As at December 31,
	2017		2016		2015
Approximate numbers of employees and subcontractors by geographic location:
Israel	450(	**)	451(	**)	465 (	**)
United States	209		209		200
Other	319(	*)	319(	*)	331 (	*)
Total workforce	978		979		996

Approximate numbers of employees and subcontractors by category of activity:
Research and development	381(	*)	389(	*)	422 (	*)
Sales, technical support, business development and marketing	474		473		455
Management, operations and administration	123		117		119
Total workforce	978(	**)	979(	**)	996 (	**)

          (*) Include 61, 71 and 82 subcontractors, as of December 31, 2017, 2016 and, 2015, respectively.
          (**) Include 0, 14 and 16 employees, as of December 31, 2017, 2016 and 2015, respectively, in Radyoos, our Israeli-based subsidiary which was engaged in developing and operating a web-based e-commerce platform, and not in our core business.

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

E.            Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 25, 2018. The percentage of outstanding ordinary shares is based on 44,545,935 ordinary shares outstanding as of March 25, 2018.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares
Yehuda Zisapel (1)	2,389,710	5.36%
Roy Zisapel (2)	2,449,312	5.50%
Avraham Asheri (3)	*	*
Yael Langer (3)	*	*
David Rubner (3)	*	*
Yair Tauman (3)	*	*
Joel Maryles (3)	*	*
Doron Abramovitch (3)	*	*
Gabi Malka (3)	*	*
David Aviv (3)	*	*
Sharon Trachtman (3)	*	*
Anna Convery-Pelletier (3)	*	*
Yoav Gazelle (3)	*	*
Terence Ying (3)	*	*
All directors and executive officers as a group (14 persons) (4)	5,475,397	12.29%

(1) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 2,081,877 are held directly by Yehuda Zisapel; (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company wholly-owned in equal shares by Yehuda Zisapel and Nava Zisapel; (iii) 40,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $15.33 per share, expiring in January 2021. In addition, Nava Zisapel directly holds 2,592,943 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(2) Consists of 1,549,312 shares and 900,000 options to purchase ordinary shares which options are fully vested or will be fully vested within the next 60 days. The options consist of (i) 800,000 options at an exercise price of $13.89 which expire in December 2018, and (ii) 100,000 options at an exercise price of $15.33 which expire in January 2021.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Consists of 3,899,022 shares and 1,576,375 options to purchase ordinary shares which options are fully vested or which will be fully vested within the next 60 days. The options consist of  (i) 20,000 options at an exercise price of $14.38 which expire in January 2022, (ii) 40,000 options at an exercise price of $15.19 which expire in September 2018, (iii) 860,000 options at an exercise price of $13.89 which expire in December 2018,  (iv) 80,000 options at an exercise price of $14.32 which expire in December 2018, (v) 50,000 options at an exercise price of $17.98 which expire in March 2019, (vi) 131,375 options at an exercise price of $16.07 which expire in June 2019, (vii) 40,000 options at an exercise price of $17.87 which expire in November 2019, and (viii) 95,000 options at an exercise price of $14.00 which expire in April 2021, (ix) 20,000 options at an exercise price of $13.43 which expire in December 2021, (x) 20,000 options at an exercise price of $13.06 which expire in April 2021 and (xi) 220,000 options at an exercise price of $15.33 which expire in January 2021. In addition, Nava Zisapel directly holds 2,592,943 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

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

Options granted pursuant to the Share Incentive Plan are typically granted for a term of sixty-two months from the date of the grant of the option. As of December 31, 2017, 30,272,967 ordinary shares have been reserved for equity grants under the plan, of which we have granted (i) options to purchase 27,334,574 ordinary shares at a weighted average exercise price of $7.5 per ordinary share and (ii) 1,810,381 RSUs have been issued under the plan.

The Share Incentive Plan allows the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the Nasdaq on the date of grant of a respective option award. As of December 31, 2017, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

Directors and Consultants Option Plan

In February 2000, we adopted a Directors and Consultants Option Plan, which is administered by our Compensation Committee. Options granted pursuant to our Directors and Consultants Options Plan are for a term of sixty-two months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Share Incentive Plan.  The Directors and Consultants Option Plan relies on the 30,272,967 ordinary shares reserved for option grants shares under the Share Incentive Plan which can be rolled over between such plans. The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares.

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (“ESPP”), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year offering periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2017, a total of 255,560 shares have been purchased under the ESPP. During 2017, no shares have been purchased under the ESPP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.            Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 25, 2018, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares

Senvest Management, LLC (1)	5,881,191	13.20%
Cadian Capital Management, LP(2)	2,704,216	6.07%
Nava Zisapel (3)	2,860,776	6.42%
Yehuda Zisapel (4)	2,389,710	5.36%
Roy Zisapel (5)	2,449,312	5.50%

(1) Shares are beneficially owned by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”). This information is based on information provided in the Amendment No. 13 to Statement on Schedule 13G filed with the SEC by Senvest on February 12, 2018.

(2) This information is based on information provided in the Amendment No. 2 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LP , Cadian Capital Management GP, LLC and Mr. Eric Bannasch (collectively, “Cadian”) on February 13, 2018.

(3) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,592,943 are held directly; and (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Nava Zisapel;  As noted in note 1 in “Item 6E – Share Ownership”, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware. The information regarding Mr. Yehuda Zisapel’s share holdings is based on information provided in the Amendment No. 3 to Statement on Schedule 13D filed with the SEC by Mr. Yehuda Zisapel and Ms. Nava Zisapel on February  26, 2018.

(4) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 2,081,877 are held directly by Yehuda Zisapel; (ii) 40,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $15.33 per share, expiring in January 2021; and (iii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 50% by Yehuda Zisapel and 50% by Nava Zisapel; As noted in note 1 in “Item 6E – Share Ownership”, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware. The information regarding Mr. Yehuda Zisapel’s share holdings is based on information provided in the Amendment No. 3 to Statement on Schedule 13D filed with the SEC by Mr. Yehuda Zisapel and Ms. Nava Zisapel on February  26, 2018.

(5) Consists of 1,549,312 shares and 900,000 options to purchase ordinary shares which options are fully vested or will be fully vested within the next 60 days. The options consist of (i) 800,000 options at an exercise price of $13.89 which expire in December 2018, and (ii) 100,000 options at an exercise price of $15.33 which expire in January 2021.

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

Significant Changes in the Ownership of Major Shareholders

During the past three years, the significant changes in the percentage ownership of our major shareholders were as follows:

•
Based on Amendment No.13 to Statement on Schedule 13G filed with the SEC by Senvest on February 12, 2018, Senvest beneficially owned 13.53% of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Senvest, Senvest beneficially owned (i) as of February 13, 2017,14.16% of our outstanding ordinary shares and (ii) as of February 12, 2016, 11.84% of our outstanding ordinary shares.

•
Based on Amendment No.2 to Statement on Schedule 13G filed with the SEC by Cadian on February 13, 2018, Cadian beneficially owned 6.2% of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Cadian, Cadian beneficially owned (i)  as of February 13, 2017, 9.71% of our outstanding ordinary shares and (ii) as of February12, 2016, 9.22% of our outstanding ordinary shares.

•
Pursuant to Amendment No. 3 to Statement on Schedule 13D filed with the SEC by Mr. Yehuda Zisapel and Ms. Nava Zisapel on February  26, 2018, Mr. Yehuda Zisapel reported that he has sold and aggregate amount of 100,600 share in February 2018.

•
Based on the Amendment No.1 to Statement on Schedule 13G filed with the SEC by  ETF Managers Group, LLC on August 23, 2017, ETF Managers Group, LLC no longer beneficially owns more than 5% of our outstanding ordinary shares.

•
Based on the Amendment No.1 to Statement on Schedule 13G filed with the SEC by  Morgan Stanley on February 13, 2017, Morgan Stanley no longer beneficially owns more than 5% of our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 25, 2018, there were 27 holders of record of our ordinary shares, of which 17 record holders, holding approximately 10.35% of our ordinary shares, had registered addresses in Israel, and of which 7 record holders, holding approximately 89.64% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 89.64% of our outstanding ordinary shares as of said date).

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

One lease or the “Headquarters Lease” is a five-story building in Tel Aviv, Israel, consisting of approximately 40,000 square feet, plus storage and parking space. The lease expires in June 2020. The annual rent amounts to approximately $695,000.

Another lease consists of four floors in the Or Tower in Tel Aviv, Israel with approximately 60,000 square feet, plus parking spaces. The lease expires in June 2020. The annual rent amounts to approximately $1,725,000.

We also lease approximately 3,500 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. This lease expires in August 2020. The annual rent amounts to approximately $89,000.

In addition, we lease approximately 15,000 square feet of space in Jerusalem, Israel, for manufacturing facilities from an affiliated company owned by Yehuda Nava and Zohar Zisapel. This lease expires in August 2019. The annual rent amounts to approximately $276,000

We entered into an agreement with RAD Data Communications, Inc., a company controlled by Yehuda, Nava and Zohar Zisapel, pursuant to which we lease approximately 16,900 square feet in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, in consideration for annual rent of approximately $262,000 (including taxes, electricity and management fees). The lease expires in December 2018.

Distribution Agreement

Bynet Data Communications Ltd. (“Bynet”), a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet under which we provide Bynet Data Communications with discounts on our products and services similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet (and other companies in the RAD-Bynet Group) under such distributor agreement amounted to approximately $2.6 million in 2017, compared to $1.7 million in 2016.

Managed Security Service Provider (“MSSP”) Agreement

SecurityDAM Ltd., or SecurityDam, a member of the RAD-Bynet Group, provides some of our DDoS cloud protection service against high-volume network floods. SecurityDam offers these MSSP services through a global network of scrubbing centers. Total cost of services received from SecurityDam amounted to approximately $4.3 million in 2017, compared to $3.1 million in 2016.

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
A.            Consolidated Statements and other Financial Information

Financial Statements

See “Item 18 - Financial Statements”.

Export Sales

For the year ended December 31, 2017, the amount of our export sales (i.e., sales outside Israel) was approximately $202 million, which represents 96% of our total revenues.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, except for the matters described below, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Intellectual Property Dispute with F5

In April 2016, F5 Networks, Inc. (“F5”) filed a lawsuit against us in the United States District Court for the Western District of Washington, alleging infringement of three U.S. patents of F5 relating to our ADC and WAF products.   In December 2016, we filed an amended counterclaim in this action for patent infringement of a recently issued Radware patent directed to outbound link load balancing.  In June 2017, the case was transferred to the United States District Court for the Northern District of California.  In November 2017, the Court for the Northern District entered a partial stay of the case pending resolution of an Inter Partes Review of Radware’s patent through the end of April 2018.  We deny that any of our products infringe any valid claims of the asserted F5 patents and we intend to continue to vigorously oppose F5’s claims.  However, since discovery and litigation is still in a preliminary stage, we cannot estimate what impact, if any, the litigation may have on our results of operations, financial condition or cash flows.

F5 Intellectual Property Counterclaim

On August 29, 2013, F5 filed an amended answer and counterclaim in an action brought by Radware against F5 on May 1, 2013 for infringement of three Radware patents regarding link load balancing technology. Radware prevailed in its affirmative case at trial, resulting in a damages award of $6.8 million plus costs. The Court also permanently enjoined F5 from infringing Radware’s patents-in-suit.  In its counterclaim, F5 alleged infringement of four F5 patents related to cookie persistence technology. In particular, while F5 acknowledged that Radware is licensed to each of the F5 patents-in-suit, F5 contends that Radware’s AppDirector and Alteon product lines perform unlicensed modes of the patents-in-suit. F5’s counterclaim further alleged trade libel and unfair competition resulting from statements allegedly made by Radware asserting that F5 is responsible for certain internet service problems at major banks, including the Bank of America. On December 6, 2013, Radware filed an answer denying the allegations in F5’s counterclaims. On June 26, 2014, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s patent infringement counterclaim with respect to Radware’s AppDirector product line. In June 2015, in response to Radware’s Summary Judgment Motion, F5 conceded that the current version of Alteon does not infringe any of the F5 patents-in-suit and that its allegations are limited to a previous version of Alteon. On January 7, 2016, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s trade libel and unfair competition counterclaims.  On May 9, 2016, F5 accepted our offer for judgment of $40,000 for all of F5’s remaining claims and on September 7, 2016 the Court entered judgment in the same amount. This portion of the judgment is not appealable. After judgment, both Radware and F5 appealed other portions of the judgment to the Federal Circuit. F5 appealed the judgment for Radware, while Radware appealed orders that limited the amount of damages and the scope of the permanent injunction. F5 has posted a bond with the Court for the entire judgment amount in favor of Radware.

The Federal Circuit affirmed the entire judgment on September 18, 2017 and remanded the case to the District Court on October 25, 2017, upon expiration of the time allowed for either party to request reconsideration of the affirmance.  Upon remand, the case was re-assigned to Judge Chabria on November 21, 2017.  On November 28, 2017, Radware moved to release the bond posted by F5. On December 6, 2017, the Court granted Radware’s motion.  On January 16, 2018 Radware filed the necessary tax documents for Radware Inc. to collect the funds, which, together with interest amounted to $6.9 million and which were in turn released by the Court on January 29, 2018.

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

B.            Significant Changes

Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2017.

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

The following table sets forth the high and low sale price for our ordinary shares as reported by the Nasdaq Global Select Market for the periods indicated:

	Nasdaq Global Select Market
	High	Low

2013	$19.28	$13.70
2014	$22.67	$15.91
2015	$24.91	$12.60
2016	$15.20	$9.98
2017	$20.48	$14.38
2016
First Quarter	$14.76	$10.18
Second Quarter	$12.48	$10.50
Third Quarter	$13.87	$10.97
Fourth Quarter	$14.85	$11.85
2017
First Quarter	$16.37	$14.38
Second Quarter	$18.26	$15.17
Third Quarter	$18.18	$16.32
Fourth Quarter	$20.48	$16.93
Six months prior to filing
October 2017	$17.54	$16.93
November 2017	$20.44	$19.14
December 2017	$20.48	$19.40
January 2018	$20.43	$19.45
February 2018	$21.34	$19.55
March 2018*	$21.76	$20.47

*  Through March 25, 2018

On March 25, 2018, the last reported sale price of our ordinary shares on the Nasdaq was $21.19 per share.

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

Modification of Class Rights

Our Articles of Association provide that the rights attached to any class (unless otherwise provided by the terms of such class), such as voting, rights to dividends and the like, may be varied by written consent of holders of seventy-five percent of the issued shares of that class, or by adoption by the holders of seventy-five percent (75%) of the shares of that class at a separate class meeting. Subject thereto, the conditions imposed by our Articles of Association governing changes in the rights of any class of shares, are no more stringent than is required by Israeli law.

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

We currently hold directors and officers liability insurance for the benefit of our office holders with an aggregate coverage limit of $25 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. As of 2017, the corporate tax rate is 24% (in 2015 and 2016, the corporate tax rate was 26.5% and 25%, respectively). Under an amendment to the Israeli Tax Ordinance enacted in December 2016, the corporate tax rate decreased to 23% for 2018 and thereafter. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below), like us, may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011 and 2012 the reduced tax rate was 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel, in the tax year 2013 the reduced tax rate was 7% for development area A and 12.5% for the rest of Israel, and for the tax years  of 2014, 2015 and 2016, the reduced tax rate is 9% for development area A and 16% for the rest of Israel, and as of the tax year 2017 and onwards, the reduced tax rate is 7.5% for development area A and 16% for the rest of Israel.

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

Benefits under the new regime of “Preferred Technology Enterprise” will include:

•
A reduced flat corporate tax rate of 12% (or 7.5% for entities located in Development Area A) on qualifying income deriving from eligible Intellectual Property (“Preferred Technology Income”), subject to satisfaction of a number of conditions, including compliance with a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from export.

•
A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 million or more.

•
A withholding tax rate of 20% for dividends paid from Preferred Technology Income (with an exemption on dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

•
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

Tax Benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development Zone A. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, or NATI.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law. Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such divided are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We have examined the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise and have elected to adopt it as of 2017 onwards.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli CPI each year, which equated to NIS 807,143 in the 2017 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Tax Ordinance enacted in December 2016, the rate of High Income Tax for 2017 and thereafter will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the Israeli CPI each year, which equated to NIS 614,880 in 2018).

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

This discussion is based on current provisions of the Code, current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

Are broker-dealers or insurance companies;

Dealers or traders in securities, commodities or currencies;

Have elected mark-to-market accounting method;

Are tax-exempt organizations or retirement plans;

Are grantor trusts;

Partnerships or other pass-through entities;

Partners or other equity owners in partnerships or other pass-through entities;

U.S. Holders selling our ordinary shares short,

U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,”

Are S corporations;

Are financial institutions or “financial services entities” ;

Hold their ordinary shares as part of a straddle, “hedge”, “integrated” or “conversion transaction” with other investments;

Are certain former citizens or long-term residents of the United States;

Acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

Are real estate investment trusts or regulated investment companies;

Pension funds;

Own directly, indirectly or by attribution at least 10% of our shares by vote or value; or

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

Each holder of our ordinary shares is advised to consult such holder’s own tax advisor with respect to the specific tax consequences to such holder of purchasing, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign laws and possible changes in the tax laws in such holder’s particular circumstances.

Taxation of Ordinary Shares

Taxation of Dividends Paid On Ordinary Shares.  Subject to the discussion below under “Passive Foreign Investment Company Status”, a U.S. Holder will be required to include in gross income as dividend income the amount of any distribution paid on our ordinary shares, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s basis in our ordinary shares and, to the extent in excess of such basis, will be treated as gain from the deemed sale or exchange of our ordinary shares.  The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations and thus will be subject to tax at the rate applicable to their taxable income.

Dividends that are received by non-corporate U.S. Holders will generally be taxed at the rate applicable to long-term capital gains (currently a maximum rate of 20%), provided that such dividends meet the requirements of “qualified dividend income.” Such income may also be subject to a 3.8% Net Investment Income Tax (NIIT) on individuals, estates or trusts. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a PFIC (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

U.S. Holders may have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income provided a deduction is claimed for all of the foreign income taxes the U.S. Holder pays or accrues in the particular year or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits, but may be subject to other limitations and each US Holder is urged to consult its own tax advisor. The amount of non-U.S. income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year generally cannot exceed the pre-credit U.S. tax liability for the year attributed to non-U.S. source taxable income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

Taxation of the Disposition of Ordinary Shares.  Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares (other than with respect to certain non-recognition transactions), a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has elected to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other disposition of our ordinary shares held more than one year is long-term capital gain, and may be eligible for a reduced rate of taxation for individuals, estates or trusts (currently taxable at a maximum of 20%).  U.S. Holders should consult their own tax advisors regarding the availability of the reduced rate of U.S. federal income tax on dividends in light of their own particular circumstances. Gains or losses recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of our ordinary shares may be subject to limitations. A U.S. Holder that receives foreign currency upon disposition of our ordinary shares and subsequently converts the foreign currency into U.S. dollars or disposes of such foreign currency, may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

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

Passive Foreign Investment Company Status.  We will be a PFIC if (taking into account certain “look-through” rules with respect to the income and assets of our corporate subsidiaries) either (i) 75 percent or more of our gross income in a taxable year is passive income or (ii) the average percentage of our total assets (by value, determined on a quarterly basis) which produce, or are held for the production of, passive assets during the taxable year is at least 50 percent. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions. If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxed on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain excess distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares.  The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply.  The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses. Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value on the date of death and, instead, would generally have a tax basis in such shares equal to the lower of the decedent’s basis or the fair market value of such shares on the date of the decedent’s death. Further, if we are a PFIC, each U.S. Holder generally will be required to file an annual report with the IRS. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above unless such U.S. Holder elects to apply the QEF or the mark-to-market election (described below) and certain conditions are met.

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case the U.S. Holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge.  Any income inclusion will be required whether or not such U.S. Holder owns our ordinary shares for an entire taxable year or at the end of our taxable year.  The amount so includable will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us.  Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC.  We will supply U.S. Holders with the information needed to report income and gain under a QEF election if we are a PFIC.  A U.S. Holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules.  So long as a U.S. Holder’s QEF election is in effect beginning with the first taxable year in which we were a PFIC during the U.S. Holder’s holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be a capital gain or loss.  Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

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

As indicated above, we will be a PFIC for any taxable year if the average percentage (by fair market value determined on a quarterly basis) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods besides the market capitalization approach in certain other valuation contexts. For our 2017 taxable year, we believe that we should not be classified as a PFIC. However, there can be no assurance that the IRS will not challenge this treatment and it is possible that the IRS could attempt to treat us as a PFIC for 2017 and possibly prior taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets and market capitalization, including the future price of our ordinary shares, which are all relevant to this determination of whether we are classified as a PFIC.  Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.

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

Information Reporting and Backup Withholding

U.S. Holders (other than certain exempt recipients, such as corporations) generally are subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and proceeds received from the sale, exchange, redemption or other disposition of ordinary shares.  Under the Code, a U.S. Holder may be subject, under certain circumstances, to backup withholding with respect to dividends paid on our ordinary shares and proceeds received from the sale, exchange, redemption or other disposition of ordinary shares unless such holder provides proof of an applicable exemption or correct taxpayer identification number and otherwise complies with applicable requirements of the backup withholding rules.

Any US Holders required to establish their exempt status generally must provide a properly executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

A U.S. Holder of ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS.  Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Holders U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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

In addition, as of December 31, 2017, we had cash and cash equivalents, including short-term and long-term bank deposits and short-term and long-term marketable securities, of $344.3 million. As of that date, approximately 95% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

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

Our investments consist primarily of government and corporate debentures and bank deposits. As of December 31, 2017, approximately 14% of our portfolio was invested in foreign banks and government debentures, 13% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Exposure to Currency Fluctuations

Approximately 86% of our sales in 2017 were denominated in dollars or are dollar-linked and we incur most of our expenses in dollars, NIS, and Euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the NIS, Euro, Chinese Yuan and Australia Dollar. For example, if there were no changes in the average exchange rates of the dollar relative to the NIS, Euro, Chinese Yuan and Australia Dollar during the year in 2017 compared to the average exchange rates in 2016, our revenues would have been lower in an amount of $0.6 million and our expenses would have been lower in an amount of $4.3 million.  Assuming our revenues and expenses in 2018 remain at the same level and with the same currency mix as in 2017, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $2.9 million and an increase in our expenses of $10.7 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS, Euro, Chinese Yuan and Australian Dollar:

Year ended December 31,	U.S. dollar against:
	NIS	Euro	Chinese Yuan	Australian Dollar
2013	(7.0)%	(4.3)%	(2.7)%	16.0%
2014	12%	13.4%	3.0%	9.1%
2015	0.3%	11.6%	5.2%	12.2%
2016	(1.5)%	3.5%	6.2%	1.2%
2017	(9.8)%	(12.2)%	6.7%	(7.5)%
2018 (1)	0.7%	(2.8)%	(3.0)%	(1.1)%

(1)   January 1, 2018 through March 25, 2018

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
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

ITEM 15.      CONTROLS AND PROCEDURES

•              Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2017. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2017, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2017 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2017, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2017.

•              Attestation Report of the Registered Public Accounting Firm

This annual report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting on page F-3 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements”, and incorporated herein by reference.

•              Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2017, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held in September 2017, our shareholders approved the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by Ernst & Young and the percentage of each of the fees out of the total amount paid to them classified by category:

	Year Ended December 31,
	2016		2017
	(US$ in thousands)
Audit and Audit Related Fees (1)	315	70%	341	54%
Tax Fees (2)	92	21%	165	26%
All Other Fees (3)	41	9%	124	20%
Total	449	100%	630	100%

(1) Audit Fees include fees associated with the annual audit, including the audit of internal control over financial reporting, the reviews of the Company’s quarterly financial statements, statutory audits required internationally, special implementation project of new revenue standard 606, consents and assistance with and review of documents filed with the SEC.

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

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2017, we repurchased our ordinary shares under a share repurchase plan, in an aggregate amount of $0.4 million, as follows:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units) (in US$)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)(2)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)(2)

January 1 through 31	0	N/A	0	$24,840,431(1)
February 1 through 28	0	N/A	0	$24,840,431(1)
March 1 through 31	0	N/A	0	$24,840,431(1)
April 1 through 30	0	N/A	0	$24,840,431(1)
May 1 through 31	0	N/A	0	$40,000,000(2)
June 1 through 30	0	N/A	0	$40,000,000(2)
July 1 through 31	0	N/A	0	$40,000,000(2)
August 1 through 31	0	N/A	0	$40,000,000(2)
September 1 through 30	25,782	15.99	25,782	$39,587,815(2)
October 1 through 31	0	N/A	0	$39,587,815(2)
November 1 through 30	0	N/A	0	$39,587,815(2)
December 1 through 31	0	N/A	0	$39,587,815(2)

(1) In February 2016, the Company’s Board of Directors authorized a plan for the repurchase of up to an aggregate of $40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.  This plan was announced in a press release dated February 3, 2016 and expired on February 2, 2017.

(2) In April 2017, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.  This plan was announced in a press release dated April 24, 2017 and will expire on April 24, 2018.

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

The Nasdaq rules require shareholder approval of stock option plans and other equity compensation arrangements available to officers, directors or employees and any material amendments thereto. We have decided to follow home country practice in lieu of obtaining shareholder approval for our current or future equity incentive plans.  However, subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of options to directors and controlling shareholders or plans that require shareholder approval for other reasons.

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
101
The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income (Loss); (iv) Statements of Changes in Shareholders’ Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail*

¶ Translated from Hebrew

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
Roy Zisapel
Chief Executive Officer

Date: March 28, 2018

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RADWARE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Radware Ltd. and subsidiaries ("the Company") as of December 31, 2017 and 2016, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles..

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2002.
Tel-Aviv, Israel
March 28, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
RADWARE LTD.

Opinion on the Internal Control over Financial Reporting

We have audited Radware Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("the COSO criteria"). In our opinion, Radware Ltd. and subsidiaries ("the Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes and our report dated March 28, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 28, 2018	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2016

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$65,237	$79,639
Available-for-sale marketable securities	42,573	20,452
Short-term bank deposits	93,151	125,995
Trade receivables (net of allowance for doubtful accounts and sales reserves in a total amount of $ 1,993 and $ 1,236 in 2017 and 2016, respectively)	16,150	19,407
Other current assets and prepaid expenses	12,252	4,159
Inventories	18,772	17,114

Total current assets	248,135	266,766

LONG-TERM INVESTMENTS:

Available-for-sale marketable securities	54,427	74,967
Long-term bank deposits	88,911	19,092
Severance pay fund	3,251	2,597

Total long-term investments	146,589	96,656

Property and equipment, net	23,642	26,354
Intangible assets, net	10,415	2,399
Goodwill	32,174	30,069
Other long-term assets	8,133	8,092

Total assets	$469,088	$430,336

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2017	2016

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$5,367	$5,971
Deferred revenues	69,829	53,061
Employees and payroll accruals	16,470	11,713
Other payables and accrued expenses	15,704	14,519

Total current liabilities	107,370	85,264

LONG-TERM LIABILITIES:

Deferred revenues	43,482	31,100
Other long-term liabilities	2,880	14,209

Total long-term liabilities	46,362	45,309

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 0.05 par value - Authorized: 60,000,000 at December 31, 2017 and 2016; Issued: 53,884,864 and 52,913,976 shares at December 31, 2017 and 2016, respectively; Outstanding: 44,133,954 and 43,188,850 shares at December 31, 2017 and 2016, respectively	673	663
Additional paid-in capital	349,250	325,338
Treasury stock (9,750,910) and (9,725,128) of Ordinary shares at December 31, 2017 and 2016, respectively	(116,442)	(116,029)
Accumulated other comprehensive loss	(443)	(20)
Retained earnings	82,318	89,811

Total shareholders' equity	315,356	299,763

Total liabilities and shareholders' equity	$469,088	$430,336

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2017	2016	2015

Revenues:
Products	$117,968	$110,186	$136,793
Services	93,401	86,399	79,773

Total revenues	211,369	196,585	216,566

Cost of revenues:
Products	30,862	27,320	29,159
Services	8,754	8,375	9,041

Total cost of revenues	39,616	35,695	38,200

Gross profit	171,753	160,890	178,366

Operating expenses, net:

Research and development, net	59,003	51,732	49,987
Sales and marketing	108,744	103,774	93,347
General and administrative	17,577	18,133	17,033
Other income	(6,900)	-	-

Total operating expenses, net	178,424	173,639	160,367

Operating income (loss)	(6,671)	(12,749)	17,999
Financial income, net	4,830	5,741	5,867

Income (loss) before taxes on income	(1,841)	(7,008)	23,866
Taxes on income	5,652	1,651	5,297

Net income (loss)	$(7,493)	$(8,659)	$18,569

Basic net earnings (loss) per share	$(0.17)	$(0.20)	$0.40

Diluted net earnings (loss) per share	$(0.17)	$(0.20)	$0.40

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2017	2016	2015

Net income (loss)	$(7,493)	$(8,659)	$18,569

Other comprehensive income (loss) before tax:
Unrealized gains (losses) on available-for-sale securities:
Changes in unrealized gains (losses)	(530)	68	3,903
Less: reclassification adjustments for losses (gains) included in net income (loss)	(18)	(1,771)	(2,438)

Other comprehensive income (loss) before tax	(548)	(1,703)	1,465
Income tax benefits (expense) related to components of other comprehensive income (loss)	125	426	(419)

Other comprehensive income (loss), net of tax	(423)	(1,277)	1,046

Comprehensive income (loss)	$(7,916)	$(9,936)	$19,615

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding Ordinary shares	Share capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total

Balance as of January 1, 2015	46,926,497	$654	$294,084	$(41,153)	$211	$79,901	$333,697

Repurchase of ordinary shares	(2,824,772)	-	-	(52,896)	-	-	(52,896)
Issuance of shares upon exercise of stock options	677,122	7	8,739	-	-	-	8,746
Stock based compensation	-	-	9,329	-	-	-	9,329
Tax benefit related to exercise of stock options	-	-	632	-	-	-	632
Other comprehensive income, net of tax	-	-	-	-	1,046	-	1,046
Net income	-	-	-	-	-	18,569	18,569

Balance as of December 31, 2015	44,778,847	661	312,784	(94,049)	1,257	98,470	319,123

Repurchase of ordinary shares	(1,884,030)	-	-	(21,980)	-	-	(21,980)
Issuance of shares upon exercise of stock options	294,033	2	1,581	-	-	-	1,583
Stock based compensation	-	-	11,520	-	-	-	11,520
Tax deficiency related to exercise of stock options	-	-	(547)	-	-	-	(547)
Other comprehensive loss, net of tax	-	-	-	-	(1,277)	-	(1,277)
Net loss	-	-	-	-	-	(8,659)	(8,659)

Balance as of December 31, 2016	43,188,850	663	325,338	(116,029)	(20)	89,811	299,763

Repurchase of ordinary shares	(25,782)	-	-	(413)	-	-	(413)
Issuance of shares upon exercise of stock options	970,886	10	10,881	-	-	-	10,891
Stock based compensation	-	-	13,031	-	-	-	13,031
Other comprehensive loss, net of tax	-	-	-	-	(423)	-	(423)
Net loss	-	-	-	-	-	(7,493)	(7,493)

Balance as of December 31, 2017	44,133,954	$673	$349,250	$(116,442)	$(443)	$82,318	$315,356

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Cash flows from operating activities:

Net income (loss)	$(7,493)	$(8,659)	$18,569
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,232	10,372	9,401
Stock based compensation	13,031	11,520	9,329
Gain from sale of available-for-sale marketable securities	(18)	(1,771)	(2,438)
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	1,546	1,949	3,208
Accrued interest on bank deposits	226	1,179	(1,998)
Increase (decrease) in accrued severance pay, net	(210)	401	125
Decrease (increase) in trade receivables, net	3,390	7,003	(773)
Changes in deferred income taxes, net	91	(2,687)	215
Decrease (increase) in other current assets and prepaid expenses	(7,969)	883	(103)
Decrease (increase) in inventories	(1,658)	(792)	522
Decrease in trade payables	(734)	(3,284)	(562)
Increase in deferred revenues (short-term and long-term)	28,781	12,964	3,849
Increase (decrease) in other payables and accrued expenses and other long-term liabilities	(8,753)	8,855	424
Excess tax deficiency (benefit) from stock-based compensation stock options	-	547	(632)

Net cash provided by operating activities	31,462	38,480	39,136

Cash flows from investing activities:

Purchase of property and equipment	(7,210)	(9,404)	(13,774)
Investment in other long-term assets	(6)	(53)	(100)
Proceeds from (investment in) bank deposits, net	(37,200)	31,295	(33,824)
Purchase of available-for-sale marketable securities	(24,595)	(16,219)	(13,442)
Proceeds from maturity of available-for-sale marketable securities	20,075	17,205	26,530
Proceeds from redemption of available-for-sale marketable securities	863	5,535	27,757
Payment for the acquisition of subsidiary, net of cash acquired	(8,269)	-	-

Net cash provided by (used in) investing activities	(56,342)	28,359	(6,853)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015

Cash flows from financing activities:

Proceeds from exercise of stock options	10,891	1,583	8,746
Excess tax (deficiency) benefit from stock-based compensation	-	(547)	632
Repurchase of ordinary shares	(413)	(21,980)	(52,896)

Net cash provided by (used in) financing activities	10,478	(20,944)	(43,518)

Increase (decrease) in cash and cash equivalents	(14,402)	45,895	(11,235)
Cash and cash equivalents at the beginning of the year	79,639	33,744	44,979

Cash and cash equivalents at the end of the year	$65,237	$79,639	$33,744

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$14,352	$1,730	$1,853

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Radware Ltd. (the "Company"), an Israeli corporation commenced operations in April 1997. The Company and its subsidiaries (the "Group") are engaged in the development, manufacture and sale of Cyber Security and Application Delivery solutions that help to secure the digital experience for users of business-critical applications in virtual, cloud and software defined data centers. The Company's products are marketed worldwide.

b.
The Company has established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, India, Australia, Italy, Hong Kong, China and Spain. In addition, the Company has established representative office in Taiwan. The Company holds 91% of one of its Israeli subsidiaries ("the Israeli Subsidiary"). The Company's subsidiaries are engaged primarily in sales, marketing and support activities of its core products, except for the Israeli subsidiary which is engaged primarily in real-time consumer applications across the web. The Israeli subsidiary operations were immaterial for the years ended December 31, 2017, 2016 and 2015. The net loss attributable to non-controlling interests represents 0.77%, 1.92% and 0.69% out of the consolidated net income (loss)  2017, 2016 and 2015, respectively.

c.
On January 30, 2017 ("the Closing Date"), the Company acquired 100% outstanding shares of Seculert Ltd. ("Seculert"), a company based in Israel and engaged in cyber-attack detection and HTTP analytics solutions and developing user and entity behavioral analysis ("UEBA") solutions. The consideration to acquire Seculert was $10,000 in cash and additional contingent consideration of up to $10,000, based on certain milestones to be achieved. The milestone-based contingent consideration was measured at fair value at the Closing Date and recorded as a liability on the balance sheet in the amount of $1,981 ($1,550 as of December 31, 2017). The derived goodwill from this acquisition is attributable to additional capabilities of the Group to expand its products portfolio. Goodwill generated from this business combination is primarily attributable to synergies between the Company's and Seculert's respective products and services.

The acquisition was accounted for as a business combination. The Company recorded IPR&D, technology and goodwill in amount of $ 7,088, $2,183 and $ 2,105 respectively. The estimated useful life of the IPR&D and technology is approximately 9 years.

Pro forma results of operations for this acquisition have not been presented because they are not material to the consolidated results of operations.

d.
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

A majority of the Group's revenues are denominated in United States dollars ("dollar" or "U.S. dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are denominated in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification ("ASC") No. 830 "Foreign Currency Matters". Changes in currency exchange rates between the Company's functional currency and the currency in which a transaction is denominated are included in the Company's results of operations as financial income, net in the period in which the currency exchange rates change.

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

Bank deposits with maturities of more than one year are included in long-term deposits. Deposits as of December 31, 2017 do not have contractual maturities that exceed 2.25 years. Such long-term deposits are stated at cost which approximates market values.

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

During the years 2017, 2016 and 2015, the Company did not record any other-than-temporary impairment loss with respect to its available-for-sale marketable securities.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's unrealized loss on debt securities in corporate bonds relates to several bonds. Because the Company has the ability to hold these debt securities until a recovery of fair value, which may be the maturity date of such bonds, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2017.

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $ 2,324, $ 1,071 and $ 750 in 2017, 2016 and 2015, respectively, and have been included in cost of revenues of product.

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.

Work-in-progress and finished products - raw materials as above with the addition of subcontracting costs - calculated on the basis of direct subcontractors costs and with direct overhead costs.

The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or net realizable value in accordance with ASC 330-10-35. Charges for obsolete and slow moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow moving inventory items. These assessments consider various factors, including historical usage rate, technological obsolescence, estimated current and future market values and new product introduction. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of.

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

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 5 to 9 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis. During 2017, 2016 and 2015, no impairment losses were recorded.

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

The Company operates in one operating segment, and this segment comprises its single reporting unit. The Company performs assessment of qualitative factors during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. This analysis determined that no indicators of impairment existed for 2017, 2016 and 2015.

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

The Group's revenues are derived from sales of our products and services:

•
Revenues from product are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, no further obligation exists and collectability is probable. Revenues from product subscriptions are recognized ratably over the subscription period.

•
Revenues from post-contract customer support ("PCS") and service subscriptions, which represents mainly software update subscriptions, help-desk support and unit repairs or replacements, are recognized ratably over the contract or subscription period, which is typically between one year and three years.

The timing for revenue recognition of the various products and customers is dependent upon satisfaction of such criteria and generally varies from shipment to delivery to the customer depending on the specific shipping terms of a given transaction, as stipulated in the agreement with each customer.

The Company's products and services generally qualify as separate units of accounting. As such, revenues from multiple element arrangements that include products, PCS and subscriptions are separated into their various elements using the relative selling price method. The estimated selling price for each deliverable is based on its vendor specific objective evidence ("VSOE"), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available.

The Company establishes VSOE for post-contract customer support based on the price charged when such element is sold separately (renewals). The price may vary in the territories and vertical markets in which the Company conducts business. Price is determined by using a consistent percentage of the Company's product price lists, in the same territories and markets. For the product and subscriptions, the Company determines the ESP based on management's estimated selling price by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives and competition. The determination of ESP is made through consultation with and approval of management, taking into consideration the pricing model and go-to-market strategy.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC No. 605. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $1,657 and $ 984 as of December 31, 2017 and 2016, respectively.

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

Cost of services is comprised of cost of post-sale customer support and hosting services.

o.         Warranty costs:

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2017, 2016 and 2015 were immaterial.

p.	Research and development expenses:

Research and development costs are charged to the statements of income (loss) as incurred. ASC No. 985-20, "Software - Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.         Grants:

During 2016-2017, the Company received non-royalty-bearing grants from the Government of Israel for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses.

Research and development grants deducted from research and development expenses amounted to $ 545, $ 880 and 0 in 2017, 2016 and 2015, respectively.

r.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income (loss).

The Company recognizes compensation expenses for the value of its awards based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. The Company adopted ASU 2016-09 (see below) in the first quarter of fiscal year 2017. The Company elected to retain its existing accounting policy and estimate expected forfeitures.

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

The Company measures the fair value of restricted stock units ("RSUs") based on the market value of the underlying shares at the date of grant.

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2017, 2016 and 2015 was estimated using the following weighted average assumptions:

Employees' stock option plan:

	Year ended December 31,
	2017	2016	2015

Risk free interest rate	1.66%	1.12%	1.21%
Dividend yields	0%	0%	0%
Expected volatility	32%	34%	34%
Weighted average expected term from grant date (in years)	3.80	3.88	3.86

On January 1, 2017, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-09 (Topic 718) Compensation—Stock Compensation: Improvements to Employee Stock-Based Payment Accounting, which simplifies several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, forfeiture, statutory tax withholding requirements, and classification on the statement of cash flows.

The impact of the adoption on the Company's consolidated Financial Statements was as follows:

•
Income tax accounting: The Company is required to record excess tax benefits and tax deficiencies related to stock-based compensation as income tax benefit or expense in the statement of income (loss) prospectively when share-based awards vest or are settled. Since the Company utilized the entire previously unrecognized excess tax benefits before the adoption, no a cumulative-effect was recorded in the opening retained earnings.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•
Cash flow presentation of excess tax benefits: The Company is required to classify excess tax benefits along with other income tax cash flows as an operating activity either prospectively or retrospectively. The Company elected to apply the change in presentation to the statements of cash flows prospectively from January 1, 2017.

s.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes" ("ASC 740"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

Deferred tax liabilities and assets are classified as non-current in accordance with ASU 2015-17.

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

The majority of the Group's cash, cash equivalents and bank deposits are invested in major banks in Israel and the U.S. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short-term and long-term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2017, 85% of the Group's short-term and long-term bank deposits were deposited in major Israeli banks in Israel which are rated AA+ and AAA, as determined by the Israeli affiliate of Standard & Poor's ("S&P"), and 15% were deposited in the U.S. branch of another major Israeli bank which is also rated AAA, as determined by the Israeli affiliate of S&P.

As of December 31, 2017, the maximal contractual duration of any of the Group's bank deposits was 2.25 years, the weighted average duration of the Group's deposits was 1.59 years, and the weighted average time to maturity was 0.87 years.

The Group's available-for-sale marketable securities include investments in foreign banks, government debentures and corporate debentures. The financial institutions that hold the Group's marketable securities are major U.S. financial institutions, located in the United States. The Company's management believes that the Group's marketable securities portfolio is a diverse portfolio of highly-rated securities and the Group's investment policy limits the amount the Group's may invest in each issuer, and accordingly, management believes that minimal credit risk exists from geographic or credit concentration with respect to these securities.

As of December 31, 2017, 44% of the Group's marketable securities portfolio was invested in debt securities of financial institutions, 2% in debt securities of governmental institutions, and 54% in debt securities of corporations.

From geographic prospective, 50% of the Group's marketable securities portfolio was invested in debt securities of U.S. issuers, 22% was invested in debt securities of European issuers and 28% was invested in debt securities of other geographic-located issuers. As of December 31, 2017, 92% of the Group's marketable securities portfolio was rated A- or higher, as determined by S&P, 4% was rated BBB or BBB+ and 4% was rated BB-.

The trade receivables of the Group are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. Bad debt expenses for the years ended December 31, 2017, 2016 and 2015 were $ 109, nil and $ 80, respectively. Total write offs during 2017, 2016 and 2015 amounted to nil.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Employee related benefits:

Severance pay:

The Group's liability for severance pay with respect to its Israeli employees for periods prior to April 1, 2007 (the "Transition Date") is calculated pursuant to the Israeli Severance Pay Law – 1963 ("ISP Law"), based on the most recent salary of the employees multiplied by the number of years of employment as of the Transition Date. The Company recorded as expenses the increase in the severance liability, net of earnings (losses) from the related investment fund. Israeli employees were entitled to one month's salary for each year of employment, or a portion thereof. Until the Transition Date, the Group's liability was partially funded by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a provision established by the Company.

The carrying value of the deposited funds for the Group's Israeli employees severance pay for employment periods prior to the Transition Date include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the ISP Law or employment agreements.

Effective as of the Transition Date, the Group's agreements with employees in Israel are in accordance with Section 14 of the ISP Law which provide that the employer's contributions to severance pay fund shall cover its entire severance obligation with respect to period of employment subsequent to the Transition Date. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve the employer from any further severance obligation and no additional payments are required to be made by the employer to the employee. As a result, the related obligation and amounts deposited in respect of such obligation are not stated on the balance sheets, as the employer is legally released from severance obligation to employees once the amounts have been fully deposited, and the Company has no legal ownership in the amounts deposited. Consequently, effective from the Transition Date, the Company increased its contribution to the deposited funds to cover the full amount of the employees' salaries.

Severance pay expenses for the years ended December 31, 2017, 2016 and 2015 amounted to approximately $ 3,296, $ 3,603 and $ 2,886, respectively. Accrued severance pay is included in other long-term liabilities in the balance sheets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Fair value of financial instruments:

The Company measures its cash equivalents, deposits, available-for-sale marketable securities and contingent consideration at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	-	Unobservable inputs which are supported by little or no market activity.
The carrying amounts of cash equivalents, trade receivables, trade payables, short-term bank deposits and other payables and accrued expenses, approximate at fair value because of their generally short maturities.

w.        Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220, "Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive income (loss) relate to available-for-sale marketable securities adjustment.

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

Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus potential dilutive ordinary shares considered outstanding during the period, if any, in accordance with ASC No. 260, "Earnings Per Share". The total number of ordinary shares related to outstanding stock options excluded from the calculation of diluted income (loss) per share as they would have been anti-dilutive was 981,750, 4,665,638 and 4,174,953 for the years ended December 31, 2017, 2016 and 2015, respectively.

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

aa.	New accounting pronouncements not yet effective:

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration, which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flow arising from contracts with customers. The guidance permits two methods of modification: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method.). The Company will adopt the new standard, effective January 1, 2018, using the modified retrospective method applied to those contracts, which were not substantially completed as of January 1, 2018. The cumulative adjustment related to the revenue recognition will decrease the Company's retained earnings by $142.

The most significant impact of the new standard related to the way the Group accounts for commission expense. The Group has also considered the impact of the guidance in ASC 340-40 "Other Assets and Deferred Costs" under the new standard. Under ASC 340-40, it may be required to capitalize and amortize certain incremental costs of obtaining a contract such as the maintenance portion of sales commission costs. The cumulative impact to the Group's retained earnings as of January 1, 2018 will increase by approximately $10,200. Adoption of the standard related to revenue recognition had no impact to cash from or used in operating, investing or financing activities on the Group's consolidated statement of cash flows.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Impact of recently issued accounting pronouncements:

In February 2016, the FASB issued ASU 2016-02. ASU 2016-02 changes the current lease accounting standard by requiring the recognition of lease assets and lease liabilities for all leases, including those currently classified as operating leases. This new guidance is to be applied under a modified retrospective application to the earliest reporting period presented for reporting periods beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the potential impact of this new guidance on its financial statements.

In June 2016, the FASB Issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company beginning January 1, 2020, with early application permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of Business. ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update to the standard is effective for interim and annual periods beginning after December 15, 2017, and applied prospectively. The Company does not expect the adoption of this standard will have a material impact on the consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04, simplifying the Test for Goodwill Impairment (Topic 350). This standard eliminates Step 2 from the goodwill impairment test, instead requiring an entity to recognize a goodwill impairment charge for the amount by which the goodwill carrying amount exceeds the reporting unit's fair value. This guidance is effective for interim and annual goodwill impairment tests in fiscal years beginning after December 15, 2019 with early adoption permitted. This guidance must be applied on a prospective basis. The Company does not expect the adoption of this standard will have a material impact on the consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, changing the terms or conditions of a share-based payment award must be accounted for as modifications. Entities will apply the modification accounting guidance if the value, vesting conditions or classifications of the award changes. The guidance also clarifies that a modification to an award could be significant and therefore require disclosure, even if modification accounting is not required. Therefore, an entity will have to make all of the disclosures about modifications that are required today, in addition to disclosing that the compensation expense has not change. This guidance is effective for interim and fiscal years beginning after December 15, 2017 with early adoption permitted. This guidance must be applied on a prospective basis. The Company does not expect the adoption of this standard will have a material impact on the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2017				2016
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$22,294	$(63)	$3	$22,234	$15,361	$(10)	$51	$15,402
Corporate debentures	20,354	(20)	5	20,339	5,046	-	4	5,050

Total available-for-sale marketable securities	$42,648	$(83)	$8	$42,573	$20,407	$(10)	$55	$20,452

Marketable securities with contractual maturities from one to three years are as follows:

	December 31,
	2017				2016
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$14,463	$(61)	$2	$14,404	$31,040	$(45)	$76	$31,071
Corporate debentures	9,554	(19)	32	9,567	28,980	(26)	65	29,019

Total available-for-sale marketable securities	$24,017	$(80)	$34	$23,971	$60,020	$(71)	$141	$60,090

Marketable securities with contractual maturities of more than three years are as follows:

	December 31,
	2017				2016
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$13,603	$(198)	$-	$13,405	$7,738	$(111)	$-	$7,627
Corporate debentures	17,308	(257)	-	17,051	7,281	(60)	29	7,250

Total available-for-sale marketable securities	$30,911	$(455)	$-	$30,456	$15,019	$(171)	$29	$14,877

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2017 and 2016 were as follows:

	December 31, 2017
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair Value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Foreign banks and government debentures	$40,104	$(275)	$6,486	$(48)	$46,590	$(323)
Corporate debentures	29,280	(226)	8,173	(69)	37,453	(295)

Total available-for-sale marketable securities	$69,384	$(501)	$14,659	$(117)	$84,043	$(618)

	December 31, 2016
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Foreign banks and government debentures	$20,118	$(139)	$2,325	$(28)	$22,443	$(167)
Corporate debentures	13,444	(79)	1,013	(6)	14,457	(85)

Total available-for-sale marketable securities	$33,562	$(218)	$3,338	$(34)	$36,900	$(252)

As of December 31, 2017 the Company had 14 investments with continuous unrealized loss for more than 12 months.

As of December 31, 2017 and 2016, interest receivable amounted to $ 833 and $ 866, respectively, and is included within available-for-sale marketable securities in the balance sheets.

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, "Fair Value Measurements and Disclosures", the Company measures its cash equivalents, available-for-sale marketable securities and acquisition related contingent consideration at fair value on recurring basis. Cash equivalents and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The liability with respect to contingent consideration regarding Seculert Ltd. acquisition is classified within Level 3 because this liability is valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-
FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2017 and 2016:

	December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets

Cash equivalents:
Money market funds	$501	$-	$-	$501

Available-for-sale:

Foreign banks and government debentures	-	50,043	-	50,043
Corporate debentures	-	46,957	-	46,957

Total financial assets	$501	$97,000	$-	$97,501

Liabilities

Contingent consideration	$-	$-	$1,550	$1,550

Total financial liabilities	$-	$-	$1,550	$1,550

	December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$578	$-	$-	$578

Available-for-sale:

Foreign banks and government debentures	-	54,100	-	54,100
Corporate debentures	-	41,319	-	41,319

Total financial assets	$578	$95,419	$-	$95,997

The table below presents the changes in Level 3 contingent consideration obligation measured on a recurring basis and related to business combination of Seculert in January 2017:

December 31, 2017

Fair value at the beginning of the year	$-
Acquisition date fair value of contingent consideration related to investment in Seculert (see Note 1c)	1,981
Changes in the fair value of contingent consideration in Seculert	(431)

Fair value at the end of the year	$1,550

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The fair value of the contingent consideration related to the investment in Seculert was $1,550 as of December 31, 2017. The Company estimated the fair value of the contingent consideration using Monte Carlo simulation with a discount rate of 16% and based on various probabilities for Seculert to meet the revenues milestone and the completion of the R&D development (refer to Note 1c for further details). As of December 31, 2017 the R&D millstone was not achieved and no payments to Seculert's shareholders were due. Accordingly, the Company recorded a net income of $431 in 2017.

Changes in the contingent consideration are recorded in the statements of operations in operating expenses under Research and development, net.

NOTE 5:-	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2017	2016

Raw materials and components	$1,963	$1,989
Work-in-progress	279	429
Finished products	16,530	14,696

	$18,772	$17,114

NOTE 6:-        PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost:

Computer, peripheral equipment and software	$84,670	$78,521
Office furniture and equipment	10,416	10,103
Leasehold improvements	5,790	5,607

	100,876	94,231
Accumulated depreciation:

Computer, peripheral equipment and software	67,275	59,696
Office furniture and equipment	6,684	5,382
Leasehold improvements	3,275	2,799

	77,234	67,877

Property and equipment, net	$23,642	$26,354

Depreciation expenses for the years ended December 31, 2017, 2016 and 2015 were $ 10,001,     $ 9,253 and $ 8,163, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-        PROPERTY AND EQUIPMENT, NET (Cont.)

In 2016, the Company commenced a project for a global roll-out of its Enterprise Resource Planning systems ("ERP"). The Company capitalizes costs incurred related to the system according to ASC 350-40 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". As of December 31, 2017 and 2016, the Company capitalized $1,526 and $ 2,721, respectively, which is included in "Computer, peripheral equipment and software".

NOTE 7:-	INTANGIBLE ASSETS, NET

Intangible assets:

	Weighted
	average
	amortization	December 31,
	Period	2017	2016
	(years)
Cost:
Acquired technology	7.9	$25,561	$16,314
Customers relationships and brand name	5.8	9,817	9,817

		35,378	26,131

Accumulated amortization:
Acquired technology		15,297	14,160
Customers relationships and brand name		9,666	9,572

		24,963	23,732

Intangible assets, net		$10,415	$2,399

Amortization expenses for the years ended December 31, 2017, 2016 and 2015 were $ 1,231, $ 1,119 and $ 1,238 respectively.

Future estimated amortization expenses for the years ending:

December 31,

2018	$1,726
2019	1,713
2020	1,072
2021	1,039
2022 and thereafter	4,865

Total	$10,415

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2017	2016

Accrued expenses and other	$5,939	$8,330
Subcontractors accrual	1,692	2,081
Accrued taxes	6,523	4,108
Contingent consideration related to the acquisition	1,550	-

	$15,704	$14,519

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Group are leased under various operating lease agreements, which expire on various dates, the latest of which is on May 31, 2022. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2017 and for each succeeding fiscal year indicated below are (in the aggregate) as follows:

2018	$5,711
2019	4,190
2020	2,412
2021	675
2022	39

$13,027

Total rent expenses for the years ended December 31, 2017, 2016 and 2015 were $ 6,161, $ 5,377 and $ 4,998 respectively (see also Note 15b).

b.	Litigation:

1.
On April 4, 2016, F5 Networks, Inc. ("F5") filed a lawsuit against our Subsidiary ("Radware Inc.") in the United States District Court for the Western District of Washington, alleging infringement of three U.S. patents of F5 relating to Radware Inc. ADC and WAF products.  The Company denies that any of its products infringe any valid claims of the asserted F5 patents and it intends to continue to vigorously oppose F5's claims.  On December 16, 2016, the Company filed an amended counterclaim in this action for patent infringement of a recently issued Radware patent directed to outbound link load balancing.  In June 2017, the case was transferred to the United States District Court for the Northern District of California.  In November 2017, the Court entered a partial stay of the case pending resolution of an Inter Partes Review of Radware's patent through the end of April 2018.  However, since discovery and litigation is still in a preliminary stage, the Company, based on its legal advisors, cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
On August 29, 2013, F5 filed an amended answer and counterclaim in an action brought by the Company against F5 on May 1, 2013 for infringement of three of the Company’s patents regarding link load balancing technology. The Company prevailed in its affirmative case at trial, resulting in a damages award of $6,800 plus costs. The Court also permanently enjoined F5 from infringing the Company’s patents-in-suit.  In its counterclaim, F5 alleged infringement of four F5 patents related to cookie persistence technology. In particular, while F5 acknowledged that the Company is licensed to each of the F5 patents-in-suit, F5 contends that the Company’s AppDirector and Alteon product lines perform unlicensed modes of the patents-in-suit. F5’s counterclaim further alleged trade libel and unfair competition resulting from statements allegedly made by the Company asserting that F5 is responsible for certain internet service problems at major banks, including the Bank of America. On December 6, 2013, the Company filed an answer denying the allegations in F5’s counterclaims. On June 26, 2014, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s patent infringement counterclaim with respect to the Company’s AppDirector product line. In June 2015, in response to the Company’s Summary Judgment Motion, F5 conceded that the current version of Alteon does not infringe any of the F5 patents-in-suit and that its allegations are limited to a previous version of Alteon. On January 7, 2016, pursuant to the parties’ joint stipulation, the Court dismissed with prejudice F5’s trade libel and unfair competition counterclaims.  On May 9, 2016, F5 accepted our offer for judgment of $40 all of F5’s remaining claims and on September 7, 2016 the Court entered judgment in the same amount. This portion of the judgment is not appealable. After judgment, both the Company and F5 appealed other portions of the judgment to the Federal Circuit. F5 appealed the judgment for the Company, while the Company appealed orders that limited the amount of damages and the scope of the permanent injunction. F5 has posted a bond with the Court for the entire judgment amount in favor of the Company.

The Federal Circuit affirmed the entire judgment on September 18, 2017 and remanded the case to the District Court on October 25, 2017, upon expiration of the time allowed for either party to request reconsideration of the affirmance.  Upon remand, the case was re-assigned to Judge Chabria on November 21, 2017.  On November 28, 2017, the Company moved to release the bond posted by F5. On December 6, 2017, the Court granted the Company’s motion.  On January 16, 2018 the Company filed the necessary tax documents to collect the funds, which, together with interest amounted to $6,900 and which were in turn released by the Court on January 29, 2018.

The above amount was recorded as other income in the statement of loss as of December 31, 2017.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.
In July 2017 the Company reached a settlement with the Israeli Tax Authorities ("ITA") regarding the Company's corporate tax returns from the years 2012, 2013 and 2014. The settlement amounted to a total payment of $ 10,728 (NIS 37,727). The Company had a provisions for the related years in the amount of $ 10,950. The amount in excess (approximately $ 200) was recorded as an additional tax benefit during 2017.

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

b.         Treasury stock:

In April 2016, the Company's Board of Directors authorized a new plan for the repurchase of up to an aggregate amount of $ 40,000 of the Company's Ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan expired on April 30, 2017. In April 2017 the Company's Board of Directors authorized a new plan for the repurchase of up to an aggregate of $ 40,000 of the Company's Ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan will expire on April 24, 2018. During 2017 and 2016 the Company purchased a total of 25,782 and 1,884,030 of its Ordinary shares for total consideration of $ 413 and $ 21,980, respectively. Total consideration for the purchase of these Ordinary shares was recorded as Treasury stock, at cost, as part of shareholders' equity.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-     SHAREHOLDERS' EQUITY (Cont.)

d.          Stock Option Plans:

The Company has two stock option plans, the Company's Key Employee Share Incentive Plan (1997) as amended and restated (the "1997 Plan") and the Directors and Consultants Option Plan (the "DC Plan" and together with the 1997 Plan, Stock Option Plans"). Under the Stock Option Plans, options may be granted to officers, directors, employees and consultants of the Group. The exercise price per share under the Stock Option Plans was generally not less than the market price of an Ordinary share at the date of grant. The options expire 5.2 years from the grant date. The options vest primarily over four years. Each option is exercisable for one ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Pursuant to the Stock Option Plans, the Company reserved for issuance 30,272,967 Ordinary shares. As of December 31, 2017, an aggregate of 1,128,012 ordinary shares of the Company were still available for future grants.

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

As of December 31, 2017, 1,744,440 Ordinary shares are available for issuance under future ESPP. During 2017, 2016 and 2015 there was no offering under the ESPP.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-     SHAREHOLDERS' EQUITY (Cont.)

Modification of Stock Options:

During 2016, the Board of Directors of the Company approved the repricing of 667,750 stock options for several employees and senior management, previously granted under the Stock Option Plans. As a result, the exercise price of the options was lowered to the price per share of the stock at the free market. There was no change in the number of shares subject to each option, vesting or other terms of the options. The incremental expense for the repricing of the options is approximately $1,187. For the years ended December 31, 2017 and 2016, the Company recorded expenses totaling $389 and $359, respectively, associated with the repricing.

A summary of employees and directors option activity under the Company's Stock Option Plans as of December 31, 2017is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2017	6,028,888	$14.33	3.27	$5,070
Granted	1,768,300	16.22
Exercised	(693,166)	15.56
Expired	(58,700)	19.12
Forfeited	(496,279)	14.46

Outstanding at December 31, 2017	6,549,043	$14.66	3.08	$31,202

Exercisable at December 31, 2017	2,090,022	$15.00	1.37	$9,267

Vested and expected to vest at December 31, 2017	5,996,960	$14.63	2.98	$28,744

The aggregate intrinsic value of options outstanding at December 31, 2017, 2016 and 2015 represents intrinsic value of 6,506,043, 3,925,483 and 2,581,163, respectively, outstanding options that are in-the-money as of December 31, 2017.

The aggregate intrinsic value of options exercisable at December 31, 2017, 2016 and 2015 represents intrinsic value of 2,068,522, 982,890 and 1,035,702 outstanding options that are in-the-money as of December 31, 2017.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2017, 2016 and 2015 was $ 4.31, $ 3.48 and $ 5.29, respectively.

As of December 31, 2017, there was approximately $ 10,265 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans (including expenses associated with the repricing).. That cost is expected to be recognized over a weighted-average period of 1.60 years. Total grant-date fair value of vested options for the year ended December 31, 2017 was approximately $ 10,532.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      SHAREHOLDERS' EQUITY (Cont.)

The options outstanding under the Company's Stock Option Plans as of December 31, 2017, 2016 and 2015 have been separated into ranges of exercise price as follows:

December 31, 2017
Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$10.04-14.74	4,253,357	2.94	13.53	1,227,982	14.00
$15.09-19.30	2,252,686	3.36	16.63	840,540	16.26
$20.62-23.66	43,000	2.47	22.79	21,500	22.79

	6,549,043			2,090,022

The following table summarizes information relating to RSUs, as well as changes to such awards during 2017:

Year ended December 31,
2017
Number in thousands

Outstanding at January 1, 2017	1,282,930
Granted	400,495
Vested	(277,720)
Forfeited	(126,203)

Outstanding as of December 31, 2017	1,279,502

As of December 31, 2017, there was approximately $ 10,667 of total unrecognized compensation costs related to non-vested RSUs granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.60 years.

The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2017, 2016 and 2015 were $ 16.24, 12.79 and 18.36, respectively.

Stock-based compensation was recorded in the following items within the consolidated statements of income (loss):

	Year ended December 31,
	2017	2016	2015

Cost of revenues	$241	$180	$141
Research and development, net	3,867	3,339	2,456
Sales and marketing	6,894	5,661	4,098
General and administrative	2,029	2,340	2,634

Total expenses	$13,031	$11,520	$9,329

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2017	2016	2015

Numerator for basic and diluted net earnings (loss) per share:

Net income (loss)	$(7,493)	$(8,659)	$18,569

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings (loss) per share	43,475,844	43,868,221	45,895,321
Effect of dilutive securities:
Employee stock options	-	-	843,283

Denominator for diluted net earnings (loss) per share	43,475,844	43,868,221	46,738,604

Basic net earnings (loss) per share	$(0.17)	$(0.20)	$0.40

Diluted net earnings (loss) per share	$(0.17)	$(0.20)	$0.40

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME

a.          General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2017	2016

Beginning balance	$13,217	$12,306
Additions for prior year tax positions	290	911
Decrease for prior year tax positions	(1,245)	-
Additions for current year tax positions	-	-
Decreases relating to the settlement with tax authorities	(10,728)	-

Ending balance	$1,534	$13,217

In July 2017 the Company reached a settlement with the Israeli Tax Authorities ("ITA") regarding the Company's corporate tax returns from the years 2012, 2013 and 2014. As a result the Company's Israeli tax returns have been examined for all years including and prior to fiscal 2014, and the Company is no longer subject to audit for these periods. (See also Note 9b(2)).

As of December 31, 2017, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2017, 2016 and 2015 amounts of $ 290, $ 911, and $ 36, respectively, were added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2017 and 2016, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 134 and $ 1,225 respectively, which is included within income tax accrual on the balance sheets.

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

The Israeli corporate tax rate in 2017 is 24% (2016 -25% and 2015 – 26.5%). A company is taxable on its real capital gains at the corporate tax rate in the year of sale.

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

Out of the Company's retained earnings as of December 31, 2017, $ 128,750 are tax-exempted attributable to its Privileged Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits, and an income tax liability of up to $ 30,900 would be incurred as of December 31, 2017.

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

The technological preferred enterprise regulation stipulated by the law was enacted during the second quarter of 2017, effective from January 1, 2017. The Company applied the new preferred enterprise effective from January 1, 2017.

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2017	2016	2015

Current taxes	$5,561	$4,338	$5,082
Deferred taxes	91	(2,687)	215

	$5,652	$1,651	$5,297

Domestic	$238	$283	$3,084
Foreign	5,414	1,368	2,213

	$5,652	$1,651	$5,297

	Year ended December 31,
	2017	2016	2015
Domestic taxes:

Current taxes	$238	$494	$2,715
Deferred taxes	-	(211)	369

	238	283	3,084
Foreign taxes:

Current taxes	5,323	3,844	2,367
Deferred taxes	91	(2,476)	(154)

	5,414	1,368	2,213

	$5,652	$1,651	$5,297

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2017	2016

Carryforward tax losses	$8,280	$2,210
Deferred revenues	6,598	5,764
Temporary differences	5,216	5,881
Unrealized losses on marketable securities	132	7
Intangible assets	-	36

Deferred tax assets before valuation allowance	20,226	13,898
Valuation allowance	(5,121)	(1,495)

Net deferred tax asset	15,105	12,403

Intangible assets, including goodwill	(5,646)	(2,997)
Depreciable assets	(2,008)	(1,989)

Deferred tax liability	(7,654)	(4,986)

Net deferred tax assets	$7,451	$7,417

The net change in the total valuation allowance for the year ended December 31, 2017 was mainly relates to the losses carryforwards of the Israeli subsidiaries that the Company concluded that it is not more likely than not that the net deferred tax assets will be realized and therefore a valuation allowance has been recorded against these assets.

	December 31,
	2017	2016

Domestic deferred tax asset, net	$1,359	$1,233
Foreign deferred tax asset, net	6,092	6,184

	$7,451	$7,417

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

e.	Foreign:

During 2017, the Company's subsidiary in the U.S. is subject to U.S. federal tax at the rate of 34%.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "TCJA") was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 34% to 21% effective for tax years beginning after December 31, 2017. The Company has calculated its best estimate of the impact of the TCJA in its year end income tax provision in accordance with its understanding of the TCJA and guidance available as of the date of this filing and as a result has recorded $ 3,249 as an additional income tax expense in the fourth quarter of 2017, the period in which the legislation was enacted.

The aforesaid provisional amounts are based on the Company’s initial analysis of the Act as of December 31, 2017. Given the significant complexity of the Act, anticipated guidance from the U.S. Treasury about implementing the Act, the potential for additional guidance from the Securities and Exchange Commission or the Financial Accounting Standards Board related to the Act, as well as additional analysis and revisions to be conducted by the Company, these estimates may be adjusted during 2018.

Through December 31, 2017, the U.S. subsidiary had a U.S. federal loss carry forward of $ 5,075, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2024 and fiscal 2027.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

f.       Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

g.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2017	2016	2015

Income (loss) before taxes, as reported in the consolidated statements of income	$(1,841)	$(7,008)	$23,866

Statutory tax rate	24%	25%	26.5%
Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$(442)	$(1,752)	$6,324
Tax adjustment in respect of different tax rate of foreign subsidiary	334	427	622
Non-deductible expenses and other permanent differences	375	200	322
Deferred taxes on losses for which valuation allowance was provided, net	1,288	463	377
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	(709)	-	(555)
Stock compensation relating to stock options per ASC No. 718	1,976	1,342	1,186
Income taxes in respect of prior years	(1,038)	-	-
Change of Federal tax rate	3,249	-	-
Approved, Privileged and Preferred enterprise loss (benefits) (*)	347	916	(3,047)
Other	272	55	68

Actual tax expense	$5,652	$1,651	$5,297

(*) Basic earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.00	$0.03	$0.07

Diluted earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.00	$0.03	$0.06

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	Income (loss) before income taxes is comprised as follows:

	Year ended December 31,
	2017	2016	2015

Domestic	$(5,918)	$(11,475)	$20,247
Foreign	4,077	4,467	3,619

Income (loss) before income taxes	$(1,841)	$(7,008)	$23,866

NOTE 13:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2017, 2016 and 2015 from a geographical perspective:

	Year ended December 31,
	2017	2016	2015
Revenues from sales to customers located at:

The United States	$78,464	$67,953	$69,125
America – other	19,437	16,780	19,560
EMEA *)	56,589	53,724	62,689
Asia Pacific	56,879	58,128	65,192

	$211,369	$196,585	$216,566

*)	Europe, the Middle East and Africa.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	GEOGRAPHIC INFORMATION (Cont.)

The following table presents long-lived assets as of December 31, 2017 and 2016 from a geographical perspective:

	December 31,
	2017	2016
Long-lived assets, by geographic region:

America (principally the United States)	$1,822	$1,973
Israel	20,832	22,963
EMEA - other	251	357
Asia Pacific	737	1,061

	$23,642	$26,354

NOTE 14:-	SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2017	2016	2015
Financial income (expenses):

Interest on bank deposits and other	$3,528	$2,947	$2,580
Amortization of premiums, accretion of discounts and interest on marketable debt securities, net	2,008	1,813	2,153
Gain from sale of available-for-sale marketable securities	18	1,771	2,438
Bank charges	(89)	(116)	(157)
Foreign currency translation differences, net	(635)	(674)	(1,147)

	$4,830	$5,741	$5,867

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:-     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain members of the Company's Board of Directors, management or shareholders have interest:

a.	The following related party balances are included in the balance sheets:

	December 31,
	2017	2016

Trade receivables and prepaid expenses	$1,207	$1,620

Trade payables and accrued expenses	$205	$636

b.	The following related party transactions are included in the statements of income:

	Year ended December 31,
	2017	2016	2015

Revenues (1)	$2,547	$1,766	$2,304

Cost of revenues (2)	$4,280	$3,095	$1,691

Operating expenses, net - primarily lease, sub-contractors and communications (3)	$4,853	$4,546	$4,640

Purchase of property and equipment	$1,663	$1,869	$5,463

(1)	Distribution of the Company's products on a non-exclusive basis.

(2)	Related to cost of product purchased from one of the related companies.

(3)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company subleases part of the office space to related parties and provides certain services to related parties.