Form 20-F
period 2018-12-31
RADWARE LTD
filed 2019-04-15
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 20-F

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2018

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

Doron Abramovitch
Chief Financial Officer
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
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2018):

46,347,403 Ordinary Shares, NIS 0.05 par value per share

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one

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

☐ Yes  ☒ No

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to:

•	“we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries;

•	“ordinary shares” are to our Ordinary Shares, par value NIS 0.05 per share;

•	“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	the “SEC” are to the U.S. Securities and Exchange Commission;

•	the "U.S." are to the United States;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“Nasdaq” are to the Nasdaq Global Market (formerly, the Nasdaq National Market);

•	“dollars” “$” or “US$” are to U.S. dollars; and

•	“NIS” or “shekels” are to New Israeli Shekels.

We have registered trademarks for, among others, Radware®; Radware Logo: ®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; Triangulation®; SmartNat®; StringMatch Engine®; Web Server Director®; Fireproof®; SecureFlow®; APSolute Vision®; VAdapter®; vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; TeraVIP®; Virtual Director®;  DefensePipe®;ADC Fabric®; CyberStack® and Virtual DefensePro® and we have trademark applications pending for, among others, “ADC-VX”™; VADI™ (Virtual Application Delivery Infrastructure)  and “Inflight”™.  Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On April 12, 2019, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS3.578 to $1.00. Unless the context otherwise indicates, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

Table of Contents

PART I		8
ITEM 1.	Identity of Directors, Senior Management and Advisers	8
ITEM 2.	Offer Statistics and Expected Timetable	8
ITEM 3.	Key Information	9
A.	Selected Financial Data	9
B.	Capitalization and Indebtedness	10
C.	Reasons for the Offer and Use of Proceeds	11
D.	Risk Factors	11
ITEM 4.	Information on the Company	36
A.	History and Development of the Company	36
B.	Business Overview	37
C.	Organizational Structure	55
D.	Property, Plants and Equipment	56
ITEM 4A.	UNRESOLVED STAFF COMMENTS	57
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	57
A.	Operating Results	57
B.	Liquidity and Capital Resources	75
C.	Research and Development, Patents and Licenses, etc.	79
D.	Trend Information	79
E.	Off-Balance Sheet Arrangements	81
F.	Tabular Disclosure of Contractual Obligations	81
ITEM 6.	Directors, Senior Management and Employees	82
A.	Directors and Senior Management	82
B.	Compensation	86
C.	Board Practices	90
D.	Employees	98
E.	Share Ownership	100
ITEM 7.	Major Shareholders and Related Party Transactions	103
A.	Major Shareholders	103
B.	Related Party Transactions	105
C.	Interests of Experts and Counsel	107
ITEM 8.	Financial Information	108
A.	Consolidated Statements and other Financial Information	108
B.	Significant Changes	108

ITEM 9.	The Offer and Listing	109
A.	Offer and Listing Details	109
B.	Plan of Distribution	109
C.	Markets	109
D.	Selling Shareholders	109
E.	Dilution	109
F.	Expenses of the Issue	109
ITEM 10.	Additional information	110
A.	Share Capital	110
B.	Memorandum and Articles of Association	110
C.	Material Contracts	116
D.	Exchange Controls	116
E.	Taxation	117
F.	Dividends and Paying Agents	131
G.	Statement by Experts	131
H.	Documents on Display	132
I.	Subsidiary Information	132
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	133
ITEM 12.	Description of Securities other than Equity Securities	135
PART II		136
ITEM 13.	Defaults, Dividend Arrearages and Delinquencies	136
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	136
ITEM 15.	Controls and Procedures	136
ITEM 16.	RESERVED	138
ITEM 16A.	Audit Committee Financial Expert	138
ITEM 16B.	Code of Ethics	138
ITEM 16C.	Principal Accountant Fees and Services	138
ITEM 16D.	Exemptions from the Listing Standards for Audit Committees	139
ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	140
Item 16F.	Change in Registrant's Certifying Accountant	141
Item 16G.	Corporate Governance	141
Item 16H.	Mine Safety Disclosure	141
PART III		142
ITEM 17.	Financial Statements	142
ITEM 18.	Financial Statements	142
ITEM 19.	Exhibits	142
SIGNATURE		144

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.            Selected Financial Data

The following tables present selected information from our consolidated statements of income (loss) and balance sheets data for the periods and as of the dates indicated.  We derived the selected consolidated statements of income (loss) for the years ended December 31, 2018, 2017and 2016 and the selected balance sheets data as of December 31, 2018 and 2017 from our audited consolidated financial statements included elsewhere in this annual report on Form 20-F, which have been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global.  The selected consolidated statements of income (loss) data for the years ended December 31, 2015 and 2014 and the selected balance sheets data as of December 31, 2016, 2015 and 2014 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements together with the notes thereto included elsewhere in this annual report.

	Year ended December 31,
	2018	2017	2016	2015		2014
	(U.S. dollars and share amounts in thousands, except per share data)
Consolidated Statements of Income (loss) Data:
Revenues:
Products	$118,062	$117,968	$110,186	$136,793	**	$143,466	**
Services	116,342	93,401	86,399	79,773	**	78,426	**
	234,404	211,369	196,585	216,566		221,892

Cost of revenues:
Products	30,803	30,862	27,320	29,159		29,448
Services	10,872	8,754	8,375	9,041		10,284
	41,675	39,616	35,695	38,200		39,732
Gross profit	192,729	171,753	160,890	178,366		182,160
Operating expenses, net:
Research and development, net	57,674	59,003	51,732	49,987		44,081
Sales and marketing	111,386	108,744	103,774	93,347		93,203
General and administrative	16,145	17,577	18,133	17,033		19,797
Other income	-	(6,900)	-	-		-
Total operating expenses	185,205	178,424	173,639	160,367		157,081
Operating income (loss)	7,524	(6,671)	(12,749)	17,999		25,079
Financial income, net	7,274	4,830	5,741	5,867		5,802
Income (loss) before taxes on income	14,798	(1,841)	(7,008)	23,866		30,881
Taxes on income	3,063	5,652	1,651	5,297		5,931
Net income (loss)	$11,735	$(7,493)	$(8,659)	$18,569		$24,950

Basic net earnings (loss) per share*	$0.26	$(0.17)	$(0.20)	$0.40		$0.55
Diluted net earnings (loss) per share*	$0.25	$(0.17)	$(0.20)	$0.40		$0.53

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

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	45,289	43,476	43,868	45,895	45,309
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	47,692	43,476	43,868	46,739	46,895

	As of December 31,
	2018	2017	2016	2015	2014
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities	$316,399	$200,961	$226,086	$130,669	$104,416
Long-term bank deposits and marketable securities	84,669	143,338	94,059	184,457	226,273
Working capital	241,003	143,087	181,502	101,029	76,010
Total assets	532,721	471,410	430,336	430,887	442,573
Shareholders’ equity	363,957	315,356	299,763	319,123	333,697
Capital Stock	384,229	349,923	326,001	313,445	294,738

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

Risks Related to Our Business and Our Industry

We have incurred net losses in the past and may incur losses in the future.

Although we returned to profitability in 2018, we incurred net losses during 2016 and 2017. Our ability to maintain or increase profitability in the future depends in part on the following factors: the economic health of the global economy; the rate of growth of, and changes in technology trends in our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies and deliver new solutions in a timely manner; the competitive position of our products; the continued acceptance of our products and services by our customers and in the industries that we serve; and our ability to manage expenses. In the future, it may be necessary, to undertake cost reduction initiatives to remain profitable, which could lead to a deterioration of our competitive position. Any difficulties that we encounter as we reduce our costs could negatively impact our results of operations and cash flows. We cannot assure you that we will remain profitable. Our revenues also may not grow, may grow at a lower rate than experienced in 2018 and 2017 or may decline as they did in 2016, which would negatively impact our results of operations and cash flows.

During 2018, our operating expenses grew mainly due to sales and marketing related expenses. We may continue to increase our operating expenses in future periods. Our decision to increase operating expenses and the scope of such increases depends upon several factors, including the market situation and the effectiveness of our past expenditures. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future.  This could cause reductions in our profitability or lead to losses, as it did in 2016 and 2017. Additionally, a failure of any acquisition or product development initiative to produce increased revenues could have a material adverse effect on our operations and profitability.

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

In some cases, we may choose to increase our cost of operations at the expense of our short-term profitability in order to support future expansion and growth. We cannot assure you that we will continue to expand our operations successfully. If we are unable to manage our expanding operations effectively, our revenues may not increase or may decline, our cost of operations may rise and we may not be profitable.

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

Changing or severe global economic conditions and volatility of the market for our solutions, including slow-down in expenditures and other trends in our industry, could have a material adverse effect on our results of operations.

Our business is affected by global economic conditions and their impact on current and anticipated market demand for our solutions. While the global economy has improved in recent years, uncertainties surrounding the strength of the recovery in many regions remain. As our operations are on a global level, we may be affected by such events and other economic and political uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to such uncertainties. For example, the recent escalating disagreements between the U.S. and certain European states, as well as between the U.S. and China, with respect to placing tariffs and other trade barriers, may impact, among other things, the demand for our products and services. Furthermore, should companies in our target markets reduce capital or operational expenditures, we may experience a reduction in sales, longer sales cycles, and slower adoption of new technologies as well as downward pressure on the price of our solutions. In addition, if the market for our products and services is stagnant and our customers experience low visibility, we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios could have a material adverse effect on our business, operating results and financial condition.

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

Most of our competitors have greater financial, personnel and other resources than us, which may limit our ability to effectively compete with them. Our principal competitors in the cyber security and application delivery market include: A10 Networks, Inc., Akamai Technologies, Inc., or Akamai, Amazon.Com, Inc. (through AWS Elastic Load Balancing service, AWS WAF service and AWS Shield service), Netscout Systems, Inc. (through Arbor DDoS Protection), Brocade Limited (through Broadcom Communications Systems, Inc.), Citrix Systems, Inc., F5 Networks, Inc., Imperva, Inc., or Imperva and Microsoft Azure (through Azure Application Gateway). We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing cyber security and application delivery solutions and emerge as significant competitors.

Competition may result in lower prices or reduced demand for our solutions and a corresponding reduction in our ability to recover our costs, which may impair our ability to achieve, maintain and increase profitability. Furthermore, the dynamic market environment poses a challenge in predicting market trends and expected growth. We cannot assure you that we will be able to implement our business strategy in a manner that will allow us to be competitive. If any of our competitors offer products or services that are more competitive than ours, we could lose market share and our business, financial condition and results of operations could be materially and adversely affected as a result.

Our global operations may expose us to additional risks

We currently offer our products in over 40 countries, including the U.S. For the years ended December 31, 2018 and 2017, our sales outside the Americas (which include the U.S., Canada as well as Central America and Latin America, or CALA) represented approximately 56% and 54%, respectively, of our total sales. Our global business operations involve varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, difficulties and costs of staffing and managing foreign operations; the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes of interpretations thereof and reduced protection for intellectual property rights in some countries; partial or total expropriation, export duties and quotas; local tax exposure; political instability, insurrection or war; differences in business practices; and recessionary environments in multiple foreign markets. We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

We may experience significant fluctuations in our quarterly financial performance.

Our quarterly operating results have varied significantly in the past and may vary significantly in the future as a result of various factors, many of which are outside of our control.  A delay in our recognition of revenue may have a negative impact on our results of operations for a given quarter.  In addition, over the past few years, we changed our sales model, to increased product subscription sales, leading to a deferral of revenue recognition. While hardware products are recognized upon their shipment and invoicing, product subscriptions and support services are recognized throughout the term of their respective contract length. At the same time, we base our decisions regarding our operating expenses on anticipated sales trends and our expense levels are relatively fixed. Since only a portion of our operating expenses are dependent on our revenues, if our revenues fall below our expectations, our earnings and profitability for that period will be materially and adversely affected. Our future operating results will depend on many additional factors, including, but not limited to, the following:

•	demand for our solutions;

•	sales cycles (see “Risk Factors— Our products generally have long sales cycles, which increase our costs in obtaining orders and reduce the predictability of our earnings”);

•	seasonal trends, as more fully described below;

•	new product announcements by us and our competitors;

•	budgeting cycles of our customers;

•	changes in our strategy;

•	currency exchange rate fluctuations and economic conditions in the geographic areas where we operate; and

•	those other factors discussed in this annual report.

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

If the market for cyber security and application delivery solutions does not continue to develop and grow, we will not be able to sell enough of our solutions to maintain profitability.

The cyber security and application delivery market in which we operate is rapidly evolving and we cannot assure you that it will continue to develop and grow. In addition, we cannot assure you that our solutions and technology will keep pace with the changes to this market. Market acceptance of cyber security and application delivery solutions may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for cyber security and application delivery solutions does not continue to grow, or grows in a slower pace than expected, we may not be able to sell enough of our solutions to maintain and increase our profitability.

If the market for our cloud-based solutions does not continue to develop and grow, we may incur capital and operation loses.

As we continue to expand our cloud-based solutions offering, our investments, both capital and operational, in our cloud business increase.  We cannot assure you that sales of our cloud based solutions will continue to develop and grow. In addition, we cannot assure you that our services and technology will keep pace with the changes in this market. Specifically, the emergence of alternative solutions, such as from Amazon AWS or Microsoft Azure public cloud may negatively affect sales of our products and services.

We must develop new products and services as well as enhancements and new features to existing solutions to remain competitive.  If we fail to develop new products and services of fail to develop product enhancements on a timely basis, we may lose market share.

The market for cyber security and application delivery solutions is characterized by rapid technological changes, frequent new product introductions, changes in customer requirements and evolving industry standards. Our products typically constitute a critical portion of our customers’ data centers. In recent years, the capacity of transactions in such data centers has been steadily increasing.  Due to such increases in capacity and in order to remain competitive in our industry, we must address the increased needs of our customers by developing more powerful platforms for our products. Furthermore, fundamental changes in our customers’ data centers’ infrastructure and application topologies may require us to reposition our solutions and offer different solution packaging. For example, we believe we will need to provide solutions that address microservices environments. Additionally, we must address increased demands by our customers for advancements in our applications in order to support our customers’ growing needs and evolutions in their data centers. In order to meet this challenge and remain competitive in the market, we have introduced and must continue to introduce new enhancements to our existing product lines. Furthermore, the cyber-security market is characterized by rapid changing customer requirements driven by legal, regulatory and self-regulatory compliance mandates, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. Customers and industry analysts expect speedy introduction of software and new functionality to respond to new cyber threats, requirements and risks and we may be unable to meet these expectations.

Accordingly, our future success will depend to a substantial extent on our ability to: invest significantly in research and development; develop, introduce and support new products and services and enhancements on a timely basis; and gain market acceptance of our products.

We have developed and are currently developing new products and enhancements to our existing products and services offerings. Our development of new products and enhancement of our offerings is undertaken in an effort to remain competitive in our market, and our failure to do so could result in a decrease in our revenues. In addition, we have invested and must continue to invest in research and development in order to remain competitive in our industry. However, there can be no assurances that continued investment and higher costs of research and development, including associated capital expenditures, will ultimately result in us maintaining or increasing our market share, which would result in a decline to our operating results.  If our research and development expenses increase without a corresponding increase in our revenues, it could have a material adverse effect on our operating results. Also, we may not be able to successfully complete the development and market introduction of new solutions or solutions enhancements in a timely manner. If we fail to develop and deploy new solutions and enhancements to our existing solutions on a timely basis, or if we fail to gain market acceptance of our new or enhanced solutions, our revenues will decline and we may lose market share to our competitors.

During 2018, we invested in, and plan to continue to invest in 2019, in developing or when appropriate, acquiring, capabilities to advance our product offering and market vision. One of the primary trends in the past few years in our industry is the shift to providing services through the cloud. We have also invested and intend to continue to invest substantial resources in developing and enhancing our cloud offerings.  There is no assurance that we will be successful in marketing and selling our next generation cyber security and application delivery solutions, or that we will be able to grow revenues to justify our investments.

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

Laws and regulations that apply to cloud-based solutions are becoming more prevalent and constantly evolving, particularly in the area of privacy. We may be impacted by changes in privacy-related regulations governing the collection, use, retention, sharing and security of data that we receive from our customers and/or visitors to their websites and others. Complying with a diverse range of privacy requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Any failure, or perceived failure, by us to comply with any privacy-related laws, government regulations or directives, or industry self-regulatory principles could result in damage to our reputation or proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business. For example, the European General Data Protection Regulation (Regulation (EU) 2016/679), or GDPR, that came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Union and non-compliance will result in significant penalties. Our compliance with GDPR, as well as other data privacy laws, evolving regulations of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations, carried and will continue to carry capital expenditure investments.

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

We offer infrastructure that supports our distributed denial of service (DDoS) and web application firewall (WAF) cloud-based services and scrubbing center services. Despite precautions taken within our own internal network and at these third party facilities, the occurrence of a natural disaster or an act of terrorism or other unanticipated problems could result in lengthy interruptions in our services.

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

Some of our products and services contain “open source” and third party software, and any failure to comply with the terms of one or more of these open source and third party licenses could negatively affect our business.

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

In addition, some of our products and services include other software or intellectual property licensed from third parties. This exposes us to risks over which we may have little or no control. There can be no assurance that the licenses from such third party licensors will continue to be available to us on acceptable terms, if at all. In addition, while we believe we are compliant with the terms of our third party licenses, such licensors may still assert that we are in breach of the terms of a license, which could give such licensors the right to terminate a license or seek damages from us, or both. Our inability to maintain such licenses or the need to engage in litigation regarding these matters, could result in delays in releases of new products, and could otherwise disrupt our business, unless and until equivalent technology can be identified, licensed or developed at substantially the same costs to us.

We may pursue acquisitions or other investments that could disrupt our business and harm our financial condition.

As part of our business strategy, we may invest in or acquire complimentary businesses, technologies or assets or enter into joint ventures or other strategic relationships with third parties. For example, in January 2017, we acquired Seculert, an Israeli-based company engaged in cyber-attack detection and hypertext transfer protocol (HTTP) analytics solutions and developing user and entity behavioral analysis (UEBA) solutions and, in March 2019, we acquired Kaalbi Technologies Private Ltd. (“ShieldSquare”) an India-based company engaged in bot mitigation and bot management solutions. In connection with our past acquisitions and with any future acquisitions, we have and may in the future assume liabilities, incur acquisition related costs, incur amortization expenses or realize write-offs on assets no longer being used or phased out. In addition, the future valuation of these acquisitions may decrease from the market price paid by us which could result in the impairment of our goodwill and other intangible assets associated with the relevant acquired assets.  Moreover, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

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

We cannot be certain that the Seculert or ShieldSquare acquisitions or that any future acquisitions or mergers will be successful. If the operation of the business of any future acquisitions or mergers disrupts our operations, our results of operations may be adversely affected, and even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition. In addition, our pursuit of potential acquisitions may divert our management’s attention from our core business and require considerable cash outlays at the expense of our existing operations, whether or not such transactions are consummated. For example, the technology we acquired as part of the Seculert acquisition  developed, in our case, into technology designated to mitigate cloud native attacks and risks and is now our new Cloud Workload Protection (CWP) and the technology we acquired as part of the  ShieldSquare product is expected to result in additional operating costs in 2019. A failure of any acquisitions or product developments to produce increased revenues could have a material adverse effect on our operations and profitability.

An increasing amount of intangible assets and goodwill on our books may in the future lead to significant impairment charges.

The amount of goodwill and intangible assets on our consolidated balance sheets was, as of December 31, 2018, approximately $41.6 million. We regularly review our intangible and tangible assets, including goodwill, for impairment. Goodwill and acquired research and development not yet ready for use are subject to impairment review at least annually. Other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing has led to and may in the future lead to significant additional impairment charges.

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

Our solutions generally have long sales cycles, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our solutions are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. As a result, our pre-sales process is often subject to delays associated with budgetary constraints, lengthy approval and procurement processes that typically accompany the design and testing of new equipment or services. The sales cycles of our solutions to new customers can last for as long as twelve months (and in some cases, for example with carrier customers, even longer) from initial presentation to sale. This long sales cycle results in a delay to our recognition of revenue and results in our need to make significant investments in marketing and sales. Long sales cycles also subject us to risks not usually encountered in a short sales cycle, including our customers’ budgetary constraints and internal acceptance reviews and processes prior to purchase.  In addition, orders expected in one quarter could shift to another because of the timing of our customers’ procurement decisions. Furthermore, customers may defer orders in anticipation of new solutions or product enhancements introduced by us or by our competitors. Such long sales cycles and order deferrals may cause us to keep levels of product inventory that are higher than what we will be eventually able to use, which, over time, may lead to write-offs of such unused product inventory. These factors complicate our planning processes and reduce the predictability of our earnings.

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

We primarily rely on a few original design manufacturers, or ODMs, for the manufacture and supply of our hardware platforms, with approximately 78% of our direct product costs are from these vendors. In addition, we purchase components for our main accessories from such vendors, whereby we purchase approximately 13% of such accessories from these vendors. If we are unable to continue to acquire from these ODMs and/or components vendors on acceptable terms, or should any of these ODMs and/or components vendors cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, any of which could result in a material adverse effect on our business, financial condition and results of operations.

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

The protective steps we have taken may be inadequate to deter infringement upon our intellectual property rights or misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products.  Failure to adequately protect our intellectual property rights could devalue our proprietary content, impair our ability to compete effectively and eventually harm our operating results. Furthermore, defending our intellectual property rights, either by way of initiating intellectual property litigation or defending such, could result in the expenditure of significant financial and managerial resources. For example, in 2018, 2017 and 2016, intellectual property litigation costs amounted to $0.8 million, $2.1 million and $4.3 million, respectively, and continue in 2019 (see “Item 8. Financial Information – Legal Proceedings”). The higher litigation costs in 2016 are mainly associated with the intellectual property litigation trial costs that were incurred at that year. If additional court-room trials result from these litigation disputes, we may incur such additional increased expenses in the future. Moreover, the outcome of such proceedings, if such outcome is negative, could result in devaluation of our proprietary technology and cause an additional significant financial impact which may harm our operating results.

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

In addition, an actual or perceived security breach or theft of sensitive data of one of our end-users, regardless of whether the breach is attributable to the failure of our products or services, could adversely affect the market’s perception of our security products. Furthermore, security breaches or product defects in our solutions could result in loss or alteration of customers’ data, unauthorized access to multiple customers’ data and compromise of our customer’s networks secured by our physical and cloud solutions. If such a security breach results in the disruption or loss of availability, integrity or confidentiality of customers’ data, we could incur significant liability to our customers and to businesses or individuals whose information was being handled by our customers.

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

We will not succeed with our application and network security solutions unless the marketplace is confident that we provide effective IT security protection. We provide security solutions, and as a result we could be an attractive target of cyber-attacks (including, among others, malware, viruses and attachments to e-mails, and other disruptive activities of individuals or groups) designed to impede the performance of our solutions, penetrate our network security or the security of our cloud platform or our internal systems, misappropriate proprietary information and/or cause other interruptions to our services. Furthermore, third parties may attempt to illegally induce employees or customers into disclosing our proprietary information or otherwise compromise the security of our internal networks, systems or physical facilities in order to gain access to our data or our customers’ data.  Although we have not identified any act of sabotage or unauthorized access by a third party of our network systems, if we experience an actual or perceived breach of security in our internal systems, it could adversely affect the integrity and market perception of our products and services. Furthermore, the costs to eliminate or address security threats and vulnerabilities before or after a cyber-security incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays, or cessation of service and loss of existing or potential customers. In addition, any such security breach could impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our reputation and business could suffer.

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

In recent years, we have seen changes in tax laws resulting in an increase in applicable tax rates, especially increased liabilities of corporations and limitations on the ability to benefit from strategic tax planning, with these laws particularly focused on international corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition. For example, the Organization for Economic Cooperation and Development, or the OECD, an intergovernmental organization with 36 member countries that aims to promote the economic and social well-being of people around the world, introduced the base erosion and profit shifting (“BEPS”) project. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict with accuracy the magnitude of any impact that such new rules may have on our financial results. The U.S. and Israel, among other countries in which we have operations, are members of the OECD.

The adoption of the tax reform and the enactment of additional legislation changing the United States taxation of international business activities could materially impact our financial position and results of operations.

On December 22, 2017, President Trump signed into law what is known as the “Tax Cuts and Jobs Act” (the “TCJA”) that significantly reforms the Internal Revenue Code of 1986, as amended (the “Code”). The TCJA, among other things, includes changes to U.S. federal corporate and individual income tax rates. The TCJA makes significant changes to the U.S. tax law which may affect our operations and the impact of these provisions on our operations and our investors is still uncertain and may not become evident for some period of time. Since enactment, the IRS has issued proposed and final regulations, some of which may be further revised and possibly withdrawn, implementing the changes to the U.S. federal tax laws pursuant to the TCJA. The application and implementation of the new provisions may require us to apply the provisions without clear guidance from the U.S. Treasury Department or the Internal Revenue Service (“IRS”). The U.S. Treasury Department and the IRS could interpret or issue guidance on how provisions of the TCJA will be applied or otherwise administered that is different from our interpretation. As part of our compliance with the changes pursuant to the TCJA, we made adjustments to our current provision for income taxes and other items impacted by the TCJA.

The TCJA, among other things, reduces the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limits the tax deduction for interest expense to 30% of adjusted taxable income (except for certain small businesses), implements a “base erosion anti-abuse tax” which requires U.S. corporations to make an alternative determination of taxable income without regard to tax deductions for certain payments to affiliates, taxes certain non-U.S. corporations’ earnings considered to be “global intangible low taxed income” (also referred to as “GILTI”), repeals the alternative minimum tax, or AMT, for corporations and changes a taxpayer’s ability to either utilize or refund the AMT credits previously generated, changes the attribution rules relating to shareholders of certain “controlled foreign corporations”, limits the deduction for net operating losses carried forward from taxable years beginning after December 31, 2017 to 80% of current year taxable income and eliminates net operating loss carrybacks, imposes a one-time tax on offshore earnings at reduced rates regardless of whether they are repatriated, eliminates U.S. tax on foreign earnings (subject to certain important exceptions), allows immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifies or repeals many business deductions and credits.

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

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents, short-term and long-term bank deposits and marketable securities totaled $401.1 million as of December 31, 2018. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

Financial income is a component of our net income (loss). As of December 31, 2018, our investment portfolio, including cash and cash equivalents, deposits and marketable securities, had a carrying value of $401.1 million, compared with $344.3 million as of December 31, 2017. For the years ended December 31, 2018, 2017 and 2016, we had $7.3 million, $4.8 million and $5.7 million, respectively, of financial income.

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

In terms of credit risk, our investment portfolio policy is "buy and hold", while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if turmoil in the financial markets reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income (loss) during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income (loss), our reported net income  would have decreased by $1.1 million during the year ended December 31, 2018 whereas our net loss would have increased by $0.4 million during the year ended December 31, 2017. Any significant decline in our financial income or the value of our investments as a result of continued low interest rates, deterioration in the credit worthiness of the securities in which we have invested, general market conditions or other factors, could have an adverse effect on our results of operations and financial condition.

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

As of April 12, 2019, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned approximately 3.2% of our outstanding ordinary shares; Nava Zisapel, beneficially owned approximately 6.1% of our outstanding ordinary shares; and their son, Roy Zisapel, our President, Chief Executive Officer and director, beneficially owned approximately 3.1% of our outstanding ordinary shares (see “Item 6E – Directors, Senior Management and Employees - Share Ownership”).  As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

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

For our 2018 taxable year, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2018 and prior taxable years. The tests for determining PFIC status are applied annually, and it is difficult to make accurate predictions of our future income, assets and market capitalization, including the future price of our ordinary shares, all of which are relevant to the PFIC determination. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.  U.S. shareholders should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report entitled “Item 10 – Additional Information – Taxation — United States Federal Income Tax Considerations.”

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

Our business could be negatively affected as a result of the actions of activist shareholders, and such activism could impact the trading value of our securities.

In recent years, U.S. and non-U.S. companies listed on securities exchanges in the United States have been faced with governance-related demands from activist shareholders, proxy contests and other aggressive tactics. Responding to any action of this type by activist shareholders could be costly and time-consuming, disrupting our operations and diverting the attention of management and our employees. Such activities could interfere with our ability to execute our strategic plans. In addition, a proxy contest for the election of directors at our annual meeting may require us to incur significant legal fees and proxy solicitation expenses and require significant time and attention by management and our board of directors. The perceived uncertainties due to such actions of activist shareholders also could affect the market price of our securities.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2018 the lowest closing price of our share was $19.45, compared to the highest closing price of our share of $28.14 during the same year (see also “Item 9A. Offer and Listing Details”). Numerous factors, many of which are beyond our control, may cause the market price of our ordinary shares to fluctuate significantly and further decrease, including:

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

The tax benefits we may receive in connection with our approved enterprise, beneficiary or preferred enterprise programs require us to satisfy prescribed conditions and may be terminated or reduced in the future.  This would increase taxes and decrease our net profit.

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

In the event of distribution of dividends from tax-exempt income or in conducting certain transactions that may be viewed by the Israeli tax authorities as a deemed dividend event, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the approved/ beneficiary enterprise's income. Tax-exempt income generated under the approved/ beneficiary enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation.

It may be difficult to enforce a U.S. judgment against us or our officers and directors and to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiary, our directors and officers and the Israeli experts, if any, named in this annual report, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because a majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

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

In the past several years, including in 2018, we received grants from the Israeli Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy), or the IIA. We have also received such grants in the past few years and may in the future apply for, non-royalty-bearing grants for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation, 1984, and the regulations promulgated thereunder, or the R&D Law. The terms of the IIA grants limit our ability to manufacture products or transfer technologies outside of Israel if such products or technologies were developed using know-how developed with or based upon IIA grants. In addition, any non-Israeli who, among other things, becomes an "interested party" in Radware (e.g., becomes a holder of 5% or more of our share capital or voting rights), is generally required to undertake to observe the law governing the grant programs of the IIA, some of the principal restrictions and penalties of which are the transferability limits described above and elsewhere in this annual report.

Further, the IIA grants may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer IIA funded know how or derivatives thereof and/or manufacturing activities outside the State of Israel, without the IIA’s prior approval. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, the IIA may establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make.

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

As of September 1, 1998, we established Radware, Inc., a wholly-owned subsidiary in the United States, which conducts the sales and marketing of our products in the Americas and is our authorized representative and agent in the United States. The principal offices of Radware Inc. are located at 575 Corporate Dr., Lobby 2, Mahwah, NJ 07430 and its telephone number is 201-512-9771. We also have several other wholly-owned subsidiaries world-wide handling primarily local support and promotion activities.

In September 1999, we conducted the initial public offering of our ordinary shares and our ordinary shares commenced trading on the Nasdaq.

In December 2005, we acquired the business of V-Secure Technologies, a U.S.-based provider of behavior-based network intrusion prevention solutions. In April 2007, we acquired Covelight, a U.S.-based provider of web channel intelligence technology. In March 2009, we acquired from Nortel certain assets and liabilities related to Nortel’s Layer 4-7 Application Delivery Business (Alteon). In May 2011, we established Radyoos Media Ltd., or Radyoos, our majority owned subsidiary, which was engaged in developing and operating a web-based e-commerce platform. In February 2013, we acquired Strangeloop, a Canadian-based provider of web performance acceleration solutions. In January 2017, we acquired Seculert, a company engaged in cyber-attack detection and HTTP analytics solutions and developing user and entity behavioral analysis “UEBA” solutions. In March 2019, we acquired ShieldSquare, an India-based provider of bot mitigation and bot management space.

Recent Major Business Developments

Below is a summary of the major business developments in Radware since January 1, 2018:

•	On March 12, 2019, we completed our previously announced acquisition of ShieldSquare.

•
On December 31, 2018 we launched a new line of Alteon 9 Series, designed for carriers, mobile operators and large enterprises. The Alteon 9 series is offered with On-demand throughput range of 240 & 320Gbp and SSL performance with support for latest encryption standards (i.e. ECC).

•
On October 16, 2018 we announced the introduction of Application Analytics for our Cloud WAF Service. This new feature simplifies management of WAF events by taking a massive volume of raw security alerts and consolidating them into a small, manageable set of recurring user activities, which security administrators can easily address.

•
On July 31, 2018 we launched a new line of Alteon 7 Series, designed for carriers, mobile operators and large enterprises. The 7 series is offered with On-demand throughput range of 160 & 200 Gbps and high performance secure sockets layer (SSL) with support for latest encryption standards (i.e. ECC).

•
On April 16, 2018 we have joined the Cyber Threat Alliance (CTA), an information and intelligence-sharing forum for the industry’s leading cybersecurity practitioners. This is a two-way information sharing forum with CTA members to improve global cybersecurity.

•
On April 12, 2018, we introduced a Security Update Subscription for AppWall, our on-premise web application firewall (WAF), which consists of periodic updates, emergency updates and custom filters, which are supported by our own security operations center for vulnerability and exploit detection; security risk assessment; and threat mitigation support services.

•
On April 12, 2018, we also introduced ERT Under Attack Service – a backup service for our customers’ security operations center (SOC) with an emergency response team (ERT) expert to support during complex attacks with a 10-minute service level agreement (SLA).

•
On February 20, 2018, we announced the introduction of the ERT Active Attackers Feed, a subscription on top of our DefensePro base product offering. It provides customers with information pertaining to attack sources recently involved in DDoS attacks. This subscription provides preemptive blocking of attackers before they target the customer’s network.

•
On January 23, 2018, we announced scrubbing centers capacity expansion, which increases the global mitigation capacity of Radware cloud security network to more than 3.5Tbps of traffic and over 6 billion packets per second (PPS).

For a discussion of our capital expenditures and divestitures, see “Item 5B—Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

B.            Business Overview

(a) Overview

We are a provider of cyber security and application delivery solutions that help our customers to secure the digital experience for users of business-critical applications in physical, virtual, cloud and software defined data centers (SDDC). Our solutions are deployed by, among others, enterprises, carriers and cloud service providers.

Our solutions are offered in two main categories:

•
Products – We offer a range of physical, software-based products, product subscriptions and cloud-based subscriptions (or a combination of these) for enterprise and carrier data centers, as part of their IT and application infrastructure.

•	Customer Services (“Services”) – We offer technical support, professional services, managed services and training and certification to our customers.

(b) Our Solutions

Our Products

Our physical products and software-based product offering currently consists of the following key products:

o
DefensePro Attack Mitigation Device. DefensePro® is a real-time network attack prevention device that protects the user’s application infrastructure against network and application downtime, application vulnerability exploitation, malware spread, network anomalies, information theft and other emerging network attacks.

o
AppWall Web Application Firewall. AppWall® is our Web Application Firewall (WAF) that is designed to secure the delivery of mission-critical Web applications for corporate networks and in the cloud. AppWall is an ICSA Labs certified WAF that combines positive and negative security models designed to prevent data theft, manipulation of sensitive corporate and customer information and help achieve Payment Card Industry (PCI) compliance.

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

o
Alteon® D Line Application Delivery Controller/Load Balancer. Alteon D Line is our next generation ADC. It provides advanced, end-to-end local and global load balancing capabilities for Web, cloud and mobile based applications. Alteon D Line is designed to guarantee application SLA. Alteon D Line incorporates a set of next-generation services including SSL offloading, FastView Web Performance Optimization (WPO), HTTP/2.0 Gateway, Application Performance Monitoring (APM), AppWall Web Application Firewall (WAF), Authentication Gateway, bandwidth management, and SSL inspection security.

We offer Alteon D-line in three different packages (available on each of its models and throughput levels), to address different deployment scenarios and needs:

•	Alteon Deliver: For applications that require high performance ADCs with advanced layer 4-7 ADC functionality.

•
Alteon Perform Subscription. For deployments requiring performance optimization, advanced application performance monitoring, global server load balancing, link load balancing and automated/optimized ADC service operation.

•
Alteon Secure Subscription. For applications that require our most advanced protection (with an embedded WAF module, authentication gateway) and SSL processing from perimeter security devices (with its embedded SSL inspection module).

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

Our product subscription offering currently consists of the following key subscription-based products:

o
Security Updates Subscription (SUS). Our SUS service consists of periodic updates, emergency updates, and custom filters (which are supported by our own security operations center for vulnerability and exploit detection); security risk assessment; and threat mitigation support services. The service provides immediate and ongoing security updates to protect customers against the latest threats. The service is available for DefensePro and AppWall products.

o
ERT Active Attackers Feed. Our ERT Active Attackers Feed is available on top of our DefensePro base product offering. It provides customers with information pertaining to attack sources recently involved in DDoS attacks. Provided by Radware’s Emergency Response Team (ERT), this feed enhances Radware’s Attack Mitigation Solution and extends the automated, real-time protection provided by Radware’s DDoS mitigation platform, DefensePro, enabling preemptive blocking of attackers before they target the customer’s network.

o
Alteon Global Elastic License (GEL). Alteon GEL is a new type of architecture and solution subscription that captures complete application lifecycle for large ADC deployments. GEL includes purchasing, provisioning and dynamic capacity management of ADC services for applications hosted in the cloud and on-premises. This new application delivery licensing model helps eliminate planning risks in the purchase and deployment of application delivery services across business’ private datacenters and cloud environments, while improving investment protection.

o
APSolute Vision. APSolute Vision is the network management tool and network monitoring tool for the Radware family of cyber security and application delivery solutions. It provides our customers immediate visibility to health, real-time status, performance and security of our products from one central, unified console (even if the customer has multiple data centers).

o
MSSP Portal.  A turnkey, multi-tenant DDoS detection and mitigation service portal. The Portal collects and aggregates security attack measurement and events (including traffic utilization, attack distribution and alerts) and displays them in real-time and historical reports.

Our Cloud-based subscriptions currently consists of the following key subscriptions:

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

Our Cloud DDoS Service is offered in multiple deployment options to meet an organization’s specific needs:

▪
Always-On Cloud DDoS Protection Service - provides always-on protection where traffic is always routed through Radware's cloud security POPs (Points of Presence) with no on-premises device required for detection and mitigation. Recommended for organizations that have applications hosted in the cloud or those that are not able to deploy an on-premises attack mitigation device in their data center.

▪
Always-On Cloud DDoS Protection Service / Hybrid Protection - For companies that place a high premium on the user experience and wish to avoid even the slightest possible downtime as a result of DDoS attacks, the optimal solution is to deploy an always-on cloud DDoS protection service together with an on-premise hardware appliance. This helps ensure that services are protected against any type of attack, at all times.

▪
On-Demand Cloud DDoS Protection Service - protects against Internet pipe saturation and is activated when the attack threatens to saturate the organization’s Internet pipe. Recommended for organizations that are looking for the lowest cost solution and are less sensitive to real-time detection of DDoS attacks.On-Demand Cloud DDoS Protection Service / Hybrid Protection – integrates with our on-premise Attack mitigation device – DefensePro - in the customer’s data center.

▪
Cloud WAF Service.  Our Cloud WAF Service provides enterprise-grade, continuously adaptive web security protection and is based on our ICSA Labs certified web application firewall. Cloud WAF includes full coverage of OWASP Top-10 threats, advanced attacks and zero-day attack protection. It automatically adapts the protections to evolving threats and protected assets. Our Global Content Delivery Network (CDN) Service is also available as an add-on to our Cloud WAF Service customers.

Customer Services

We offer technical support, professional services, managed services and training and certification to our customers. Our key customer services currently consist of the following:

o	Certainty Support Program. We offer technical support for all our products through the Certainty Support Program. Certainty support levels include:

o
Basic - Provides business day access including weekends from 9am to 5pm (local time) to technical support center services and technical documentation, either via the Web, e-mail or direct phone support during working days. New software releases are available for units covered under the certainty support program.

o	Standard - This level increases access to the technical support center 24/7/365 and adds next business day replacement of failed hardware and waives customer shipping costs.

o	Advanced - Increases certainty support level standard to 4 hours' replacement of failed hardware advanced replacement

o
Professional Services. Our professional services group is staffed by a global team of experts possessing extensive knowledge and experience in security and application delivery both in data centers and the cloud. The group offers a full range of services to design, implement, automate and optimize our customer solutions. We offer the following key services:

o
Design and Planning. Plan and design applications for future growth with Radware engineers. The service starts with a review of business goals, network optimization assessment and overview of application architecture and security requirements to help create a comprehensive deployment plan that is tailored to organizational IT requirements.

o	Application and Security Optimization Services. Analyze and review the current implementation and design and provide recommendations to help optimize the system and achieve business goals.

o
Resident Engineer. Our Resident Engineer service is a proactive on-site engineer who performs operations, design and automation activities. From initial deployment to ongoing management and day-to-day operation, our resident engineer decreases the time demands on our customer’s staff, allowing them to focus on their core business.

o	Technical Account Manager (TAM). Our technical account manager (TAM) is a proactive consultant that implements best practices, provides guidance and optimizes networking and application resources.

o
ERT Managed Service.  Our ERT offers a fully managed network and application security service. The service is provided 24x7 by security experts and covers a broad range of attack types from different forms of denial-of-service to a variety of application attacks against the customer’s servers or data centers. It includes immediate response, onboarding, consulting, remote management and reporting.

o
ERT Under Attack Service.  The ERT Under Attack Service provides 24/7 access to a security expert within 10 minutes – one of the industry’s fastest SLA. The ERT engineer will take the lead, fight attacks off and provide post-mortem analysis of security events. The ERT Under Attack Service lets organizations know there is someone to rely on, guaranteeing support throughout the attack lifecycle from the moment it begins. The ERT experts are available 24x7x365 and assists large enterprises worldwide with complex multi-vector attacks against their networks, data centers and application services.

Recent Product Activities

During 2018, our key activities regarding our products and services offering consisted of the following:

•
We have launched the ERT Active Attackers Feed, a subscription on top of our DefensePro base product offering. It provides customers with information pertaining to attack sources recently involved in DDoS attacks. Provided by Radware’s Emergency Response Team (ERT), this feed enhances Radware’s Attack Mitigation Solution and extends the automated, real-time protection provided by Radware’s DDoS mitigation platform, DefensePro, enabling preemptive blocking of attackers before they target the customer’s network.

•
We have launched new lines of Alteon 7 and 9 Series, designed for carriers, mobile operators and large enterprises. The Alteon 7 series is offered with On-demand throughput range of 160 & 200 Gbps and high performance SSL with support for latest encryption standards (i.e. ECC). The 7 series supports 100GbE, 40GbE, 25GbE and 10GbE traffic ports. The Alteon 9 series is offered with On-demand throughput range of 240 & 320Gbp and superior SSL performance with support for latest encryption standards. The 9 series supports 100GbE, 40GbE and 10GbE traffic ports.

•	We have released Alteon versions 31 and 32 adding new features to improve solution visibility, feature set and ease of use. The main features including:

o
Application Dashboard and Reporting. The new Application Dashboard provides insights into the application health and performance data, allowing our customers to proactively plan capacity, troubleshoot and detect anomalies. It provides real-time monitoring dashboard and historical reports engine.

o	Global Elastic License Usage Dashboard. The GEL Usage Dashboard allows customers to easily monitor the entitlement usage and discover if it is underutilized or approaching maximum capacity.

o
SSL Inspect Solution. We have further developed a few new capabilities for SSL Inspection such as support of non-HTTPS protocols using STARTTLS (SMTP, IMAP and POP3), AUTHTLS (FTP) as well as inspection of generic TCP application over TLS (implicit TLS).

o	Inbound SSL Inspection Wizard. A wizard for quick and easy configuration of an inbound SSL Inspection solution.

o
Alteon Cluster on Azure. The Alteon VA application cluster solution is an application-oriented solution that adjusts itself according to the load of the application, optimizing the cost of cloud services.

o	Real Server Auto Scaling support on AWS and VMware. Alteon VA support for real server auto scaling when running in cloud environment including Amazon Web Service (AWS) and VMware.

•	We have released DefensePro version 8.15 adding new features to improve the security coverage including:

o
Burst-Attack Protection. Burst attacks, also known as hit-and-run DDoS, use repeated short bursts of high-volume attacks at random intervals. Each short burst may last just a few seconds and may reach hundreds of gigabits of throughput per second. DefensePro Automatically creates a signature to block attack traffic and allows legitimate traffic to pass through.

o	Traffic Filters. Traffic Filters complement the DefensePro protections with additional manual control to block or rate-limit traffic that matches specified values.

•
We have released Cloud DDoS Protection Service Versions 10 and 11. With a growing customer demand for self-service capabilities, better visibility and flexibility, these versions provide many enhancements and improvements by extending the Cloud DDoS Protection self-service capabilities, enriching the user experience and visibility, and improving the service flexibility:

o	Self-service Onboarding Procedure – a fully automated new account creation and provisioning of customer sites and assets, without requiring human intervention.

o
Visibility: Automatic incident reports are generated following each diversion of traffic to the scrubbing centers; Account Service Plan is now provided per user displaying service plans details, purchased protection plan, protection service type, service model, number of sites and assets purchased and used, and the service start date;

•	We have released Cloud WAF Service Versions 18 and 3.7 that focus on ease-of-use, self-service and visibility. The new enhancements and features include:

o	Application Analytics that aggregate and group events into application activities for improved readability and handling;

o	Alert on Certificate Expiration when an SSL certificate configured on the Radware Cloud WAF is about to expire;

o	Reseller Account dashboard, to allow displaying multiple accounts information such as activity status and account expiration, and provision new accounts;

o	Policy Distribution feature, allowing copying and distributing security-policy configurations from one application to other applications;

o	Attack Geo Map – a new feature that shows the geographical origin of the attacks with ability to drill down into detailed security events per location for further investigation and analysis.

•
We have continued our investment in the OEM agreement with Cisco for our cyber-security solutions: we have, added our cloud DDoS Protection services portfolio and Cloud WAF services into Cisco global price list. Cisco customers can now purchase our cloud WAF and Cloud DDoS Protection services directly from Cisco in addition to our virtual DefensePro that is available for Cisco’s next generation Firewalls (Firepower 4100 series and Firepower 9000 series).

•
We have continued our investment in the OEM agreement with Check Point: we have upgraded Check Point DDoS Protector version to DefensePro version 8; we have added Cloud WAF, Cloud DDoS Protecting services into Check Point’ offering; we have added Alteon models into Check Point’ offering to offer on-premises WAF, SSL offloading and SSL Inspection capabilities – all available now for Check Point customers directly from Check Point.

(c) Our Competitive Strengths and Strategies

Our Core Assets

Our solutions incorporate proprietary and innovative cyber security and application delivery technologies that help our customers to secure the digital experience for users of business-critical applications. We believe our competitive strengths are based on the following key elements:

•
Innovation, proprietary technologies and thought leadership. We are offering innovative solutions in our domain: we were one of the first companies to offer hybrid attack mitigation solutions; behavioral DDoS attacks detection with automated real-time signature creation for attack mitigation; device fingerprinting technology implementation for advanced Bot-based attacks detection and auto-policy generation for our WAF solution. We believe this has given us significant expertise, know-how and leadership in the market for cyber-attack mitigation solutions and we take part in many technology communities, standard organizations and open source projects. At the same time, we continue to invest in research and development of cyber security and application delivery technologies in order to introduce new and innovative solutions, which are supported and protected by multiple patents and proprietary rights.

•
Industry Awards.  We gained multiple industry awards during 2018 including: Forrester DDoS Wave Leader, Forrester WAF Wave Strong Performer, Gartner Magic Quadrant for WAF –visionary vendor; Gartner Magic Quadrant for Firewalls -Cisco named a Leader with Radware DefensePro VA; 2018 Winner of Cloud Computing Product of the Year; Quadrant Solutions - 2018 Company of the Year in Global DDoS Mitigation Market; Frost & Sullivan (India) - 2018 WAF Vendor of the Year.

•
Global presence. We have more than 12,500 customers worldwide and have global sales, support and marketing capabilities. For example, we offer global cloud and service infrastructure based on multiple service centers dispersed globally through service data centers in Europe, Asia, North America, South America, Africa and Australia. We currently have local presence in 30 local offices, subsidiaries or branches globally, across Asia-Pacific, Europe and the Americas. As such, our Technical Assistance Centers (TAC) are located to provide 24/7 support service to our customers. We offer services from a global network of Cloud Security Service centers consisting of 11 large scrubbing centers (SC) and a global network of 24 Points-of-Presence (POP) nodes focused on application attacks for our Cloud WAF service. The global network distribution includes:

o	North America: four SCs (Las Vegas, Ashburn, San Jose and Dallas) and 12 POPs (Atlanta, Ashburn, Chicago, Dallas, Las Vegas, Seattle, Montreal, Toronto, San Jose, Raleigh, Azure West, Azure East);

o	Latin America: one POP (Sao Palo, Brazil);

o	EMEA: three SCs (London, Frankfurt, Johannesburg) and seven Pops (Frankfurt, London, Paris, Milan, Oslo, Capetown and Tel Aviv); and

o	Asia and Australia: four SCs (Tokyo, Hong Kong, Seoul, and Sydney) & six Pops (Chennai, Sydney, Seoul, Singapore, Tokyo & Hong Kong).

•
Strategic relationships. We have global technology partner alliances with leading vendors such as Cisco Systems, Inc., Check Point Software Technologies Ltd., Hewlett Packard Enterprise HPE, Nokia Corp, IBM, VMware, Inc., and Symantec Corporation. We believe these relationships enable us to increase our market reach as well as offer prospects with higher solutions value.

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

•
Increase our market footprint. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners, such as Check Point, Cisco and Nokia. We intend to further increase our market footprint through OEMs, global system integrations and collaboration with leading cloud and content defined network (CDN) providers.

•
Pursue acquisitions and investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products and/or businesses that enable us to enhance and increase our technological capabilities and expand our product and service offerings.

(d) Sales and Marketing

Sales.  We market and sell our products primarily through indirect sales channels that consist of distributors and resellers located in the Americas (including the U.S., Canada and Central and Latin America), Europe, Africa, Asia and Australia. In addition, we generate direct sales to select customers mainly in the United States. Our direct sales channels are supported by our sales and marketing managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2018, we had a total of 182 sales and marketing personnel, of which 68 persons were employed in the Americas with locations in various countries, mainly in the United States. We have subsidiaries and representative offices and branches in several countries (see Item 4.C. – Organizational Structure), which promote and market our products and provide customer support in their respective regions.

Marketing.  Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality cyber security and application delivery solutions to help drive demand for our products.  We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our sales force and marketing efforts are principally directed at developing brand awareness, generating demand and providing support to our distributors/resellers to promote sales. We participate in major trade shows, regionally-based events/seminars and offer support to our distributors and resellers who participate in these events. We also participate in Cisco-related initiatives such as Cisco Live and Cisco Connect events, where we are reaching out to Cisco customers and partners, and joint Radware-Cisco events such as Hacker Challenges. We also invest in online and search engine advertising campaigns, global public relations and regionalized field marketing campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, VARs and other companies that have formed strategic alliances with us.

We have entered into co-marketing and reseller arrangements with companies in other complementary sectors in order to broaden our customer base by selling joint solutions comprised of such complementary products. As an example, application vendors may sell our Alteon® to their customers in conjunction with their application in order to load-balance and optimize the application availability and performance. We established such co-marketing and reseller arrangements with, among others: Check Point Software Technologies Ltd.; Cisco Systems Inc.; Nokia Networks;  NEC Corporation; Ericsson Inc.; Verint Americas, Inc.;  Microsoft Corporation; Hewlett Packard Enterprise; IBM. However, there is no assurance that the above co-marketing and strategic alliance agreements would result in a substantial increase in our revenues.

Strategic Alliances and OEM Agreements.  We have entered into strategic alliances and OEM agreements with other software and hardware vendors, as well as mutual channel information sharing arrangements, where products can either be branded with our name or the vendor’s name. We believe that these companies have significant customer relationships and offer products which complement our products.

For example, we entered into an agreement with Check Point Software Technologies Ltd., whereby certain of Check Point’s appliances will be based on our attack mitigation solutions and in 2018, we expanded the relationship to include reselling of our Alteon appliances for security use cases, and our Cloud DDoS and Cloud WAF services. In 2015, we entered into an OEM agreement with Cisco for DDoS Mitigation, providing our virtual DefensePro software for certain Cisco firewall products, and in 2018 we expanded our offering available via Cisco to include our virtual Alteon appliances for security use cases, and our Cloud DDoS and Cloud WAF services. In early 2017, our strategic relationship with Nokia was expanded to include the reselling of our security solutions as part of Nokia’s offerings to carriers.

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

In 2018, approximately 44% of our sales were in the Americas (principally in the United States), 32% were in Europe, Middle East and Africa (“EMEA”) and 24% in Asia-Pacific, compared to 46%, 27% and 27%, respectively, in 2017, and 43%, 27% and 30%, respectively, in 2016. Other than the United States and Germany, which accounted for 36% and 10%, respectively, of our total revenues in 2018, no other single country accounted for more than 10% of our sales for 2018.

In 2018, approximately 50% of our sales derived from product sales and 50% derived from service sales, compared to 56% and 44%, respectively in 2017 and 2016. This reflects our product installed base that drives a demand for our support and managed services and maintenance, as well as continuous transition to product subscription based solutions as opposed to sales of physical based only solutions.

In 2018, approximately 69% of our sales derived from the enterprise market and 31% derived from the carrier market, compared to approximately 66% and 34%, respectively, in 2017 and 69% and 31%, respectively, in 2016.

As of December 31, 2018, 2017 and 2016, no single customer accounted for more than 10% of our sales or more than 10% of our trade receivables balance.

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

(h) Customer Support Services

Our technical team, which consisted of 230 employees worldwide as of December 31, 2018, supports our sales force during the sales process, assists our customers and distributors with the initial installation, set-up and ongoing support of our products, trains distributors and customers to use our products and provides software updates and product upgrades for our products.  In addition, our technical team trains and certifies our distributors to provide limited technical support in each of the geographical areas in which our products are sold and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third party contractors.

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

As of December 31, 2018, our research and development staff consisted of 316 employees and 56 subcontractors. Research and development activities take place mainly at our facilities in Israel, Vancouver, Canada; and North Carolina, United States and our sub-contractor in Bangalore, India. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Security, Application Delivery, Management and Analytics and CTO groups. Within those groups the organization is divided according to our existing product solutions.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to either the Chief Operating Officer or the Chief Technology Officer.

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

In 2018, we primarily relied on three ODMs to manufacture and to supply our hardware platforms, whereby approximately 51% of our direct product costs were from one of these vendors and 27% were from the other vendors. There are also two additional vendors from whom we buy components for main accessories – in 2018, we purchased 10% of such accessories from one of these vendors and 3% from the other.

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

We have pending patent applications and provisional patents in connection with several methods and features used in our products or that we plan to implement in the future, such as advanced algorithms for cyber detection defending against new kinds of attacks (Burst and IoT related attacks, detection of attacks within AWS etc.), cloud WAF and WAF in general, patent applications around the cyber control and automation (DefenseFlow) and around ADC for SDDC adapted for containerized environments. In 2018, we continued to add new capabilities covered by such patent applications to our lines of security, namely new algorithms to fight against new attack surfaces resulting from IoT, and added new capabilities to defeat application floods against workloads that are hosted in public clouds such as AWS and Azure. Our patent applications allowed us extended the surface of the DefenseFlow to control, manage and automate attack mitigation across all domains: scrubbing centers, enterprise data-centers and cloud data-centers. The notion of DefenseFlow client was extended to DetectPro which has been develop as a software based programmable detector with flexible form factors and deployment modes, to extend our detection footprints across new domains such as: micro-perimeters and edge-compute. Furthermore, in 2018 we filed applications for new patents regarding our machine learning capabilities to defend against cloud native attacks and risks. These new patent applications are in the context of our new Cloud Workload Protection (CWP) product. Another domain that we have added new capabilities covered by patent applications is integration of our Alteon load-balancer with micro-services. We have integrated Alteon as a front-end service to automatically learn the Kubernetes eco-system and auto-configure itself based on the ever-changing containerized application environment. These applications may not result in any patent being issued, and, if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged.  In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. See “Item 8. Financial Information – Legal Proceedings” for a discussion of intellectual property litigation. Our competitors may be able to design around a patent we receive and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

Our principal competitors are:

o          Equipment manufacturers (DDoS Protection): Netscout Systems Corp. (through Arbor Networks); and A10 Networks, Inc.

o          Equipment manufacturers (ADC): F5 Networks, Inc., or F5; Citrix Systems, Inc.; and A10 Networks, Inc.

o          Equipment manufacturers (WAF): Imperva; F5.

o          Cloud service providers (DDoS protection and Cloud WAF): Akamai (Prolexic and Kona); Imperva (through Incapsula, Inc.) and Neustar.

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

The R&D Law also provides that know-how developed under an approved research and development program or rights associated with such know-how (1) may not be transferred to third parties in Israel without the approval of the IIA (such approval is not required for the sale or export of any products resulting from such research or development) and (2) may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the IIA’s prior approval, which approval, if any, may  generally be obtained,  subject to payment of a transfer fee pursuant to which the grant recipient pays to the IIA a portion of the sale price paid in consideration for such IIA-funded know-how; or a portion of the consideration paid in respect of licensing the IIA-funded know-how, as the case may be (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest). Under certain circumstances, such as in the event that the grant recipient receives know-how from a third party in exchange for its IIA-funded know-how, such transfer fee would not apply.

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

In 2018 and 2017, we were qualified to participate in three projects funded by the IIA to develop generic technology relevant to the development of our products. We were eligible to receive grants constituting between 30% and 50% of certain research and development expenses relating to these projects. The grants under these projects are not required to be repaid by way of royalties. Grants for the years ended December 31, 2018 and 2017 were $ 0.7 million and $ 0.6 million, respectively.

C.            Organizational Structure

We have a wholly-owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in the United States. We also have subsidiaries in Australia, France, Germany, the United Kingdom, Italy, Spain, Japan, Singapore, Korea, Canada, India, Israel, China and Hong Kong, most of which typically conduct the sales and marketing of our products in their respective locations. We have also established representative offices in Taiwan. Our subsidiaries include:

Name of Subsidiary	Country of Incorporation
Radware Inc.	New Jersey, United States of America
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Kaalbi Technologies Limited Ltd.	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*	Israel
Radware Canada Holdings Inc.	Canada
Radware Iberia, S.L.U.	Spain

* We own 91% of this subsidiary which ceased its activities during 2017. All other listed subsidiaries are wholly owned.

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
Ceragon Networks Ltd.
Internet Binat Ltd.
Nuance Hearing Ltd.
Packetlight Networks Ltd.
Rad-Ace Ltd.
RAD-Bynet Properties and Services (1981) Ltd.
Radbit Computers, Inc.
Radcloud Ltd.
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

D.            Property, Plants and Equipment

General. We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $6.0 million in 2018 compared to $6.2 million in 2017.

We believe that the following offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 100,000 square feet of leased office space in Tel Aviv, Israel, in two buildings: one, consisting of approximately 40,000 square feet, with a lease expiring in June 2020. These facilities are leased from companies owned by Yehuda, Nava and Zohar Zisapel; and the second consisting of approximately 60,000 square feet, with a lease expiring in June 2020. These facilities are partially owned and leased (in equivalent proportions) from companies owned by Yehuda, Nava and Zohar Zisapel. For more information see – “Item 7 - Major Shareholders and Related Parties Transactions.”

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

Other locations. In the United States, we lease approximately 16,900 square feet of property, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, in Mahwah, New Jersey from a company owned by Yehuda, Nava and Zohar Zisapel.  The lease expires in December 2025. For more information, see – “Item 7 - Major Shareholders and Related Party Transactions.”

We lease approximately 3,850 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in March 2026. In addition, we lease approximately 5,700 square feet of property in Sunnyvale, California, the lease for which will expire in December 2021.

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

A.            Operating Results

Overview

 We are a provider of cyber security and application delivery solutions designed to secure the user digital experience for business-critical applications in virtual, cloud and software defined data centers. Our solutions are deployed by enterprises, carriers and cloud service providers. We began sales in 1997, and currently have 30 local offices, subsidiaries or branches globally, across Asia-Pacific, Europe and the Americas.

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

We recognize revenues in accordance with Accounting Standards Update No. 2014-09, or ASC  606, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606”)”, when (or as) it satisfies performance obligations by transferring promised products or services to our customers in an amount that reflects the consideration we expect to receive. We determine revenue recognition through the following steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) a performance obligation is satisfied.

Our revenues are derived from sales of our products and services:

•
We recognize physical product revenues when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied), which typically occurs at shipment and we recognize revenues from product subscriptions, as part of the product revenues, ratably over the subscription period.

•
Revenues from post-contract customer support (PCS), which represents mainly, help-desk support and unit repairs or replacements, professional services and ERT services, are recognized ratably over the contract or subscription period, which is typically between one year and three years.

We operate in one reportable market segment and our revenues are attributed to geographic areas based on the location of the end-users.

In the years ended December 31, 2018, 2017 and 2016, revenues derived from sales of the Company’s products constituted approximately 50%, 56% and 56%, respectively, of our total revenues, with the remaining revenues being derived from services. A significant portion of our revenues is derived from repeat product sales to existing customers, and we expect that repeat product sales will continue to account for a significant portion of such revenues in the future.

On January 30, 2017, we acquired Seculert. The consideration to acquire Seculert was $10 million in cash and additional contingent consideration of up to $10 million, based on certain milestones to be achieved. The derived goodwill from this acquisition was attributable to additional capabilities of the Company to expand its products portfolio. Goodwill generated from this business combination was primarily attributable to synergies between the Company's and Seculert's respective products and services. During 2018, we agreed with the sellers that the R&D milestone was achieved which resulted a payment of $ 1.4 million. For the year ended December 31, 2018 we recorded a benefit of $0.2 million in the general and administrative in order to reduce the contingent consideration fair value to nil.

With respect to the Seculert acquisition, we recorded $7.1 million, $2.2 million and $2.1 million for In Process Research and Development (IPR&D), technology and goodwill, respectively. The estimated useful life of the IPR&D and technology is approximately 9 years.

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

Our management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Deferred contract costs;

•	Investment in marketable securities;

•	Goodwill;

•	Stock-based compensation; and

•	Income taxes.

Revenue Recognition. We recognize revenues in accordance with ASC 606. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation. We derive revenues mainly from sales of products and services:

•
Revenues from physical products and software-based products are recognized upon shipment when control of the promised goods is transferred to the customer, generally when the product has been delivered. Revenues from product subscriptions, included as product revenues, are recognized ratably, on a straight-line basis, over the subscription period.

•
Revenues from customer support, which represents mainly, help-desk support and unit repairs or replacements, professional services and ERT services, are recognized ratably, on a straight-line basis, over the term of the related contract,  which is typically between one year and three years. Renewals of support contracts create new performance obligations that are satisfied over the term with the revenues, recognized ratably, on a straight-line basis, over the renewed period.

Our products are sold partially through distributors and resellers, all of which are considered end-users.

Revenue is measured based on consideration specified in a contract with a customer, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that we collect from a customer.

We do not assess whether a contract has a significant financing component if the expectation, at contract inception, is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

We enter into contracts that can include multiple performance obligations. We account for individual products and services separately if they are distinct – i.e., if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer. We allocate the transaction price to each performance obligation based on the relative standalone selling price (“SSP”). If the SSP is not observable through past transactions, we estimate the SSP by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives and competition. For PCS, we determine the standalone selling price based on the price at which we separately sell a renewal contract. For product revenues, we determine the standalone selling prices by taking into account available information such as historical selling prices, geographic location, and the Company's price list and discount policy by using a consistent percentage of our product price lists, in the same territories and markets when sold separately.

We record a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded in accordance with ASC 606. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $ 1.5 million and $1.7 million as of December 31, 2018 and 2017, respectively.

Deferred revenues include unearned amounts received under post-contract customer support and subscription agreements, and are classified in short and long-term based on their contractual term. Deferred revenues amounts which represent uncollected amounts are offset against account receivables.

Deferred Contract Costs. We capitalize sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. Our contracts include performance obligations related to various goods and services, some of which are satisfied at a point in time and others over time. Commission costs related to performance obligations satisfied at a point in time are expensed at the time of sale, which is when revenue is recognized. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the goods or services to which the asset relates. Sales commissions paid for new contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. We apply judgment in estimating the amortization period, by taking into consideration our customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Accordingly, we determined the expected period of benefit to be approximately 3.2 years. Amortization expense is included in Sales and Marketing expenses in the accompanying consolidated statements of income (loss). Deferred commission costs capitalized are periodically reviewed for impairment. For costs that the we would have capitalized and amortized over one year or less, we have elected to apply the practical expedient and expense these contract costs as incurred.

Upon adoption of ASC 606 on January 1, 2018, deferred commissions costs included within other long-term assets in our consolidated balance sheets, were $10.2 million, out of which $5.1 million of commissions expenses were recognized during the year ended December 31, 2018. Deferred commission costs capitalized during the year ended December 31, 2018 were $9.3 million, out of which $ 1.7 million were recognized during the year ended December 31, 2018.

As of December 31, 2018, the deferred commission costs capitalized is $12.6 million and included within other long-term assets in the consolidated balance sheets. There was no impairment loss in relation to deferred commission costs capitalized.

Investment in Marketable Securities. We account for investments in marketable securities in accordance with Accounting Standards Codification, or ASC No. 320, "Investments- Debt and equity Securities". Management determines the appropriate classification of our investments at the time of purchase and reevaluates such determinations at each balance sheet date.

We classified all of our debt securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in "accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net.

We recognize an impairment charge when a decline in the fair value of our investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income (loss) is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss). During the years 2018, 2017 and 2016, we did not record any other-than-temporary impairment loss with respect to our marketable securities.

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

We operate in one operating segment, and this segment comprises our single reporting unit. We perform assessment of qualitative factors during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. This analysis determined that no indicators of impairment existed for 2018, 2017 and 2016.

Stock-based compensation. We account for stock-based compensation in accordance with ASC No. 718, "Compensation-Stock Compensation" (“ASC  718”) ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of income (loss).

We recognize compensation expenses for the value of our awards based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. We adopted ASU 2016-09 in the first quarter of fiscal year 2017. We elected to retain its existing accounting policy and estimate expected forfeitures.

On January 1, 2017, we adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-09 (Topic 718) Compensation - Stock Compensation: Improvements to Employee Stock-Based Payment Accounting, which simplifies several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, forfeiture, statutory tax withholding requirements, and classification on the statement of cash flows.

We selected the Black-Scholes-Merton option pricing model to account for the fair value of our stock-options awards with only service conditions and whereas the fair value of the restricted stocks awards is based on the market value of the underlying shares at the date of grant. During 2018, we granted potential shares to be issued for performance share awards, subject to a market condition based on the performance of the Company's stock price to our Chief Executive Officer. The fair value of this award was determined using a Monte Carlo simulation methodology. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award and calculates the fair value of each award.

The option-pricing models requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical period equivalent to the option's expected term. The expected option term represents the period of time that options are expected to be outstanding. Expected term of options is based on historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. We have historically not paid dividends and have no foreseeable plans to pay dividends.

We accounted for changes in award terms as a modification in accordance with ASC 718. A modification to the terms of an award should be treated as an exchange of the original award for a new award with total compensation cost equal to the grant-date fair value of the original award plus the incremental value measured at the same date.

During 2016, we approved the repricing of 667,750 stock options for several employees and senior management, previously granted under the Stock Option Plans. As a result, the exercise price of the options was lowered to a price per share lower than the original grant exercise price, but a higher price than the known share’s closing price on Nasdaq on the modification date. There was no change in the number of shares subject to each option, vesting or other terms of the options. The incremental expense for the repricing of the options is approximately $1.2 million. We recorded expenses associated with the repricing of $0.2 million and $0.4 million for the years ended December 31, 2018 and 2017 respectively.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2018 and 2017 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 12 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “Results of Operations – Taxes” below.

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

New Accounting Pronouncements Not Yet Effective

In February 2016, the Financial Accounting Standards Board, or the FASB issued ASU 2016-02. ASU 2016-02 changes the current lease accounting standard by requiring the recognition of lease assets and lease liabilities for all leases, including those currently classified as operating leases. The standard establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheets for all leases. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and we adopted the standard on January 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The standard provides a number of optional practical expedients in transition. To adopt this new standard, we implemented changes to its existing systems and processes in conjunction with a review of existing vendor agreements.

We expect that the adoption of the standard will result in the recognition of ROU assets and lease liabilities of approximately $18.9 million to $23.1 million at January 1, 2019, with the most significant impact from recognition of ROU assets and lease liabilities relating to leases of our office premises. Our financial income, net will also be impacted by the revaluation of the lease liabilities in non-U.S. dollar denominated currencies.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019; early adoption is permitted. We do not expect that this new guidance will have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract." The new standard requires capitalization of the implementation costs incurred in a cloud computing arrangement that is a service contract, with the requirements for capitalization costs incurred to develop or obtain internal-use software. Capitalized implementation costs will be required to be amortized over the term of the arrangement, beginning when the module or component of the cloud computing arrangement that is a service contract is ready for its intended use. The standard will be effective beginning January 1, 2020, with early adoption permitted. We are evaluating the impact of adopting this new accounting guidance on our consolidated financial statements.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new standard related to revenue recognition. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

We adopted ASU No. 2014-09 utilizing the modified retrospective method for all open contracts on the date of initial application. The cumulative impact of applying the new guidance to all contracts with customers that were not completed as of January 1, 2018 was recorded as an adjustment to retained earnings as of the adoption date. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior periods. As a result, the following adjustments were made to accounts on the consolidated balance sheet; a decrease in the trade receivables of $0.2 million, an increase in the other long-term assets of $10.2 million related to the costs to obtaining customer contracts and a decrease of $2.5 million in the net deferred tax assets.

See Note 2(l) to our consolidated financial statements included elsewhere in this annual report for information regarding recent accounting standards issued.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2018, 2017 and 2016, including the following tables, which present selected financial information data in dollars and as a percentage of total revenues, are based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2018	2017	2016
	(U.S. $ in thousands)
Revenues:
Products	$118,062	$117,968	$110,186
Services	116,342	93,401	86,399
	234,404	211,369	196,585
Cost of revenues:
Products	30,803	30,862	27,320
Services	10,872	8,754	8,375
	41,675	39,616	35,695
Gross profit	192,729	171,753	160,890
Operating expenses, net:
Research and development, net	57,674	59,003	51,732
Sales and marketing	111,386	108,744	103,774
General and administrative	16,145	17,577	18,133
Other income	-	(6,900)	-
Total operating expenses	185,205	178,424	173,639
Operating income (loss)	7,524	(6,671)	(12,749)
Financial income, net	7,274	4,830	5,741
Income (loss) before taxes on income	14,798	(1,841)	(7,008)
Taxes on income	3,063	5,652	1,651
Net income (loss)	11,735	(7,493)	(8,659)

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of our total revenues:

	2018	2017	2016
Revenues:
Products	50%	56%	56%
Services	50	44	44
	100	100	100
Cost of Revenues:
Products	13	15	14
Services	5	4	4
	18	19	18
Gross profit	82	81	82
Operating expenses, net:
Research and development, net
	25	28	26
Sales and marketing	47	51	53
General and administrative	7	8	9
Other income	-	(3)	-
Total operating expenses	79	84	88
Operating income (loss)	3	(3)	(6)
Financial income, net	3	2	3
Income (loss) before taxes on income	6	(1)	(3)

Taxes on income	(1)	(3)	(1)
Net income (loss)	5%	(4)%	(4)%

Comparison of Years Ended December 31, 2018, 2017 and 2016

Revenues.

Our revenues are derived from sales of our products and services. We recognize product revenue upon shipment when control of the promised goods is transferred to the customer, generally when the product has been delivered. Revenues from product subscriptions, included as product revenues, are recognized ratably over the subscription period. Revenues from post-contract customer support, which represent mainly help-desk support, unit repairs or replacements, professional services and ERT services are recognized ratably over the contract period. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies - Revenue Recognition” above.

Revenues in 2018 were $234.4 million compared with revenues of $211.4 million in 2017, an increase of 11%.

Revenues in 2017 were $211.4 million compared with revenues of $196.6 million in 2016, an increase of 7.5%.

The following table provides a breakdown of our revenues (dollars in thousands) by type of revenues both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

	2018		2017		2016		% Change 2018 vs. 2017	% Change 2017 vs. 2016
Products	118,062	50%	117,968	56%	110,186	56%	0%	7%
Services	116,342	50%	93,401	44%	86,399	44%	25%	8%
Total	234,404	100%	211,369	100%	196,585	100%	11%	8%

The following table shows a breakdown of our total revenues (dollars in thousands) by geographical distribution both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

	2018		2017		2016		% Change 2018 vs. 2017	% Change 2017 vs. 2016
North, Central and South America (principally the United States)(*)	102,491	44%	97,901	46%	84,733	43%	5%	16%
EMEA (Europe, the Middle East and Africa)	75,750	32%	56,589	27%	53,724	27%	34%	5%
Asia-Pacific	56,163	24%	56,879	27%	58,128	30%	(1)%	(2)%
Total	234,404	100%	211,369	100%	196,585	100%	11%	8%

(*) For the years ended December 31, 2018, 2017 and 2016, our revenues from the United States were $83.0 million, $78.5 million and $68.0 million, respectively, representing 35%, 37% and 35% of total revenues for these years, respectively.

Other than the United States and Germany, no other single country accounted for more than 10% of our sales for the years ended December 31, 2018.

Other than the United States no other single country accounted for more than 10% of our sales for the years ended December 31, 2017 and 2016.

In 2018, our product revenues remained approximately in the same level as in 2017. This reflects a continuous transition to product subscription based solutions as opposed to sales of physical based only solutions.

In 2018, our service sales increased by 25% to $116.3 million, compared to $93.4 million in 2017. This increase in service sales is attributed to renewals of existing support contracts and sales of new support contracts as well as a result of our product installed base that drives a demand for our support, managed services and maintenance.

During 2018, our revenues from the enterprise market represented approximately 69%, whereas revenues from the carrier market represented approximately 31% of our revenues, compared to 66% and 34%, respectively, in 2017.

Our revenues in the Americas increased in 2018 by 5% compared to 2017, mainly due to greater demand for cloud-based security solutions. Revenues from the EMEA region increased in 2018 by 34% compared to 2017 mainly due to increase sales of our security solutions. Revenues in Asia-Pacific region decreased in 2018 by 1% compared to 2017.

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

Cost of Revenues.

Cost of revenues refers to both products and service revenues and consists primarily of the cost of circuit boards and other components required for the assembly of our products, salaries and related personnel expenses for those engaged in the final assembly and in providing support and maintenance service of our products, license fees paid to third parties, fees paid to managed security service provider (related parties), inventory write-offs, amortization of acquired technology and other overhead costs.

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures (dollars in thousands) and as a percentage of the relative product and services revenues:

	2018		2017		2016
Cost of Products	30,803	26.1%	30,862	26.2%	27,320	24.8%
Cost of Services	10,872	9.3%	8,754	9.4%	8,375	9.7%
Total	41,675	17.8%	39,616	18.7%	35,695	18.2%

Cost of products sales as a percentage of products sales was 26.1%, approximately the same as 2017. Cost of products sales in 2018 and 2017 included amortization of intangible assets in the amount of $0.9 and $1.1 million, respectively. Our cost of products sales as a percentage of products sales, excluding amortization of intangible assets, represented approximately 25.4% of products sales in 2018, compared to 25.2% in 2017.

Cost of sales related to services as a percentage of service revenues in 2018 was 9.3% compared to 9.4% in 2017.

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

Operating Expenses.

The following table sets forth a breakdown of our operating expenses (dollars in thousands) for the periods indicated as well as the percentage change between such periods:

	2018	2017	2016	% Change 2018 vs. 2017	% Change 2017 vs. 2016
Research and development, net	$57,674	$59,003	$51,732	(2)%	14%
Selling and marketing	111,386	108,744	103,774	2%	5%
General and administrative	16,145	17,577	18,133	(8)%	(3)%
Other income	-	(6,900)	-
Total	$185,205	$178,424	$173,639	4%	3%

Our operating expenses increased by 4% in 2018 to $185.2 million from $178.4 million in 2017. The increase is primarily attributed to (1) $6.9 million of other income related to an intellectual property dispute against F5 that resulted in a cash award determined in 2017 which we received in 2018; (2) an increase of $2.0 million is attributed to marketing related expenses and (3) an increase of $0.9 million related to the impact of the weakening of the dollar, mainly against the EURO. Such increase was partially offset by a decrease in our general and administrative expenses in an amount of $1.2 million related mainly to litigation costs of the intellectual property matter, namely the patent litigation against F5.

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

R&D expenses were $57.7 million in 2018, a decrease of $1.3 million, or 2% compared with R&D expenses of $59.0 million in 2017. This decrease is primarily a result of the following: (1) a decrease of $0.5 million due to a combination of a lower average number of R&D employees and subcontractors in 2018 and an increase related to salary raises awarded in the beginning of the year; (2) a decrease of  $0.7 million is attributed to lower stock-based compensation expenses (see also “Stock based compensation expenses” below); and (3) higher grants received from the IIA during 2018. In 2018 we received $0.7 million in IIA grants compared to $0.5 million in 2017.

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

Sales and marketing expenses were $111.4 million in 2018, an increase of $2.7 million, or 2%, compared with sales and marketing expenses of $108.7 million in 2017. This increase is primarily a result of the following: (1) an increase of $2.0 million is attributed to marketing related expenses; (2) an increase of $2.8 million is related to commissions expenses due to the growth in sales during 2018 and an increase related to salary raises awarded in the beginning of 2018 and salary-related expenses; and (3) an increase of $0.7 million related to the impact of the weakening of the dollar, mainly against the EURO. Such increase was partially offset mainly by a decrease of $2.5 million related to the capitalization of contract costs following the adoption of ASC 606 in 2018.

Sales and marketing expenses were $108.7 million in 2017, an increase of $4.9 million, or 5%, compared with sales and marketing expenses of $103.8 million in 2016.  This increase is primarily a result of the following: (1) an increase of  $2.7 million  primarily due to increases in personnel costs and commissions due to the growth in sales during 2017, (2) an increase of $1.0 million related to the impact of the weakening of the dollar, mainly against the NIS and the EUR (3) an amount of $0.2 million that is related to the acquisition of Seculert in 2017, (4) an increase of $1.2 million is attributed to higher stock-based compensation expenses (see also “Stock based compensation expenses” below), and (5) an increase of  $0.5 million is related to increased travel expenses. Such increase was partially offset due to the cease of the Radyoos activity during 2017 in an amount of $0.8 million.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs and other general corporate expenses.

General and administrative expenses were $16.1 million in 2018, a decrease of $1.5 million, or 8% compared with general and administrative expenses of $17.6 million in 2017. The decrease in general and administrative expenses in 2018 was primarily due to (1) a decrease in litigation costs related mainly to intellectual property litigation matters by an amount of $1.2 million; and (2) a decrease of $0.6 million related to services fees due to consultants and other professionals, changes in the fair value of our contingent consideration and depreciation expenses. This decrease was offset by an increase of $0.6 million related to personnel costs and related expenses. For a discussion of the impact of foreign currency fluctuations our business, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

General and administrative expenses were $17.6 million in 2017, a decrease of $0.5 million, or 3%, compared with general and administrative expenses of $18.1 million in 2016. The decrease in general and administrative expenses in 2017 was primarily due to (1) a decrease in litigation costs related mainly to the intellectual property litigation matter by an amount of $2.2 million and (2) a decrease of $0.3 million related to stock-based compensation expenses. This decrease was offset by (1) an increase of $1.0 million related to increase in personnel costs; (2) an increase of $0.3 million related to depreciation expenses and (3) an increase of $0.7 million related to the weakening of the dollar against the NIS.

Stock-based compensation expenses.

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

Stock-based compensation expenses in 2018 totaled to $ 12.5 million, a decrease of $0.5 million, or 4%, compared with expenses of $13.0 million in 2017. During 2018, we granted stock options to purchase approximately 1.1 million shares at a weighted average grant-date fair value of $6.7 per option and 0.4 million restricted stock units, or RSUs, at a weighted average grant-date fair value of $23.8 per RSU, compared to 1.7 million options granted during 2017 at an average grant-date fair value of $4.3 per option and 0.4 million RSUs at a weighted average grant-date fair value of $16.2 per RSU. The reason for the decrease in our stock-based compensation expenses in 2018 is mainly due to the decrease in the quantity of options granted in 2018 compared to 2017, despite the increase in our weighted average grant date fair value.

Stock-based compensation expenses in 2017 totaled $ 13.0 million, an increase of $1.5 million, or 13%, compared with expenses of $11.5 million in 2016. During 2017, we granted stock options to purchase approximately 1.7 million shares at a weighted average grant-date fair value of $4.3 per option and 0.4 million RSUs, at a weighted average grant-date fair value of $16.2 per RSU, compared to 2.8 million options granted during 2016 at an average grant-date fair value of $3.5 per option and 0.7 million RSUs at a weighted average grant-date fair value of $12.8 per RSU. Since these values are recognized as an expense based on the accelerated attribution method over the requisite service period of each award, a large portion of these values is being recognized as an expense in the first year since grant date of each award, which resulted in higher stock-based compensation expenses in 2017 compared to 2016, despite the decrease in number of options granted in 2017 compared to the number of options granted in 2016.  In addition, the higher average grant-date fair value of the options and RSUs granted in 2017 compared with such equity grants in 2016 also impacted this expense item in 2017.

Other Income

During 2017 we recorded $6.9 million of other income related to the award we collected in connection with an intellectual property dispute for which we recorded litigation costs in an amount of $0.8 million, $2.1 million and $4.3 million during 2018, 2017 and 2016, respectively.

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

Financial income, net was $7.3 million in 2018, compared with $4.8 million in 2017. The net increase of $2.5 million is primarily attributed to an increase of $2.0 million in interest income from investments in marketable securities and short- and long-term bank deposits and from a decrease of $ 0.4 million in foreign currency exchange losses.

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

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% and 24% for the 2018 and 2017 tax years, respectively. However, we have established Preferred Enterprise program, which entitles us for the tax benefits described below under the heading “Corporate Tax Rate.” These benefits result in part of our income being taxed at lower rates. The Preferred Enterprise tax rates in the years 2018 and 2017 were 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel.  The tax benefits depended on our meeting the requirements of the Approved, Beneficiary and Preferred Enterprise programs and there is no assurance that we will be able to obtain such benefits. Other subsidiaries of ours are taxed according to the laws in their countries of incorporation and tax expenses are recorded accordingly.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

Tax expense for 2018 amounted to $3.1 million compared to $5.7 million in 2017. The decrease of $2.6 million is primarily related to the reduction of the U.S. federal tax rate.

Tax expense for 2017 amounted to $5.7 million compared to $1.7 million in 2016. The increase of $4.0 million in the tax expenses is derived primarily from the change in the U.S. federal tax reform which led to re-measurement of our net deferred tax assets.

For additional disclosure and explanations regarding our income taxes, including Approved, Beneficiary and Preferred Enterprise programs, see note 12 to our consolidated financial statements included elsewhere in this annual report. and “Item 10E – Taxation – Israeli Tax Considerations.”

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

Related Parties

We have entered into a number of agreements with certain companies, of which Yehuda Zisapel, Zohar Zisapel and/or Nava Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group and, in one of which, SecurityDam, Roy Zisapel, our President and Chief Executive Officer and a director, also holds a minority stake. In addition, we purchase different services and fixed assets from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance and communication.  In addition we also purchase Managed Security Service Providers (MSSP) scrubbing centers services from SecurityDam.

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

See also below under “Item 7B – Major Shareholders and Related Party Transactions - Related Party Transactions”.

B.            Liquidity and Capital Resources

General

Since our inception, we have financed our operations through a combination of issuing equity securities, including two public offerings in October 1999 and February 2000, research and development and/or marketing grants from the Government of Israel and cash generated by operations.

The Company’s equity as a percentage of its total assets was 68% at December 31, 2018, compared with 67% at December 31, 2017 and 70% at December 31, 2016.

Cash and cash equivalents, short-term and long-term bank deposits and short- and long-term marketable securities were $401.1 million at December 31, 2018, compared with $344.3 million and $320.1 million at December 31, 2017 and at December 31, 2016 respectively.

Principal Capital Expenditures and Divestitures

Capital expenditures were $8.9 million, $7.2 million and $9.4 million for the years ended December 31, 2018, 2017 and 2016, respectively. These expenditures were mainly comprised of investments in cloud infrastructure, ERP modules, leasehold improvements, machinery and equipment, computers, lab equipment and testing tools.

We expect to engage in additional capital spending to support possible growth in our operations, infrastructure and personnel. In 2019, we anticipate that the majority of our capital expenditures will be primarily for R&D testing, lab equipment, additional investments in new modules to our ERP system and additional infrastructure to support our cloud-based solutions.

We did not affect any principal divestitures in the past three years.

Working Capital and Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands):

	2018	2017	2016
Net cash provided by operating activities	$49,251	$31,464	$38,480
Net cash provided by (used in) investing activities	(85,503)	(56,342)	28,359
Net cash provided by (used in) financing activities	16,218	10,478	(20,944)

Net cash provided by operating activities for 2018, 2017 and 2016 was $49.3 million, $31.5 million and $38.5 million, respectively. Our net income (loss) in 2018, 2017 and 2016 was $11.7 million, ($7.5) million and ($8.7), respectively.

Net cash provided by operating activities in 2018 consisted of net income adjusted for non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible asset and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, an increase in deferred revenues, accrued interest on bank deposits, increase in trade receivables offset by a decrease in other payables and accrued expenses and other long-term liabilities, other current assets and prepaid expenses, decrease in inventories and a decrease in trade payables.

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

Net cash used in investing activities amounted to $85.5 million for 2018 compared to net cash used in investing activities of approximately $56.3 million for 2017 and net cash provided by investing activities of approximately $28.4 million for 2016.

Net cash used by investing activity in 2018 consisted primarily of investment in bank deposits and marketable securities and purchase of property and equipment.

Net cash used by investing activity in 2017 consisted primarily of investment in bank deposits and marketable securities, payment for the Seculert acquisition and purchase of property and equipment.

Net cash provided by investing activity in 2016 consisted of proceeds from bank deposits and marketable securities partially offset by the purchase of property and equipment.

Net cash provided by financing activities in 2018 was $16.2 million compared to net cash provided by financing activities of $10.5 million in 2017 and net cash used in financing activities of $20.9 million in 2016.

Net cash provided by financing activities in 2018 was attributed to proceeds from issuance of shares upon exercise of stock options by our employees offset by repurchase of our ordinary shares as well as the repayment of the contingent consideration as part of the Seculert acquisition.

Net cash provided by financing activities in 2017 was attributed to proceeds from issuance of shares upon exercise of stock options by our employees partially offset by repurchase of our ordinary shares.

Net cash used in financing activities in 2016 was attributed primarily to the repurchase of our ordinary shares, and from adjustment of tax deficiency related to exercise of stock options, offset by proceeds from issuance of shares upon exercise of stock options by our employees.

Cash and Cash Equivalents

As of December 31, 2018, we had cash and cash equivalents, including short-term and long-term bank deposits and short-term and long-term marketable securities, of $401.1 million, compared to $344.3 million as of December 31, 2017 and $320.1 million as of December 31, 2016. As of December 31, 2018, approximately 70% of our short-term and long-term bank deposits were deposited in major Israeli banks in Israel which are rated AAA, as determined by S&P’s Maalot, and 30% were deposited in the U.S. branch of another major Israeli bank which is rated AAA, as determined by S&P’s Maalot. As of December 31, 2018, the longest contractual duration of any of our bank deposits was 2.25 years, the weighted average duration of our deposits was 1.30 years, and the weighted average time to maturity was 0.48 year.

Our marketable securities portfolio includes investments in foreign banks and government debentures and in debt of corporations. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States.  As of December 31, 2018, 47% of our marketable securities portfolio was invested in debt securities of financial institutions, 5% in debt securities of governmental institutions and 48% in debt securities of corporations. From a geographic perspective, 38% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 29% were invested in debt securities of European issuers and 33% was invested in debt securities of other geographic-located issuers. As of December 31, 2018, 91% of our marketable securities portfolio were rated A- or higher, 7% were rated BBB or BBB+, and 2% was rated BB-, as determined by S&P.

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

Our average quarterly DSO (computed over the four quarters of the year) was 27 days in 2018, compared with 29 days in 2017 and 44 days in 2016. When computed annually, the DSO is 27 days in 2018, down from 28 days in 2017 and 36 days in 2016.

In 2018, we maintained substantially the same DSO levels as in 2017. DSO decreased in 2017 mainly as a result of a more even distribution of our invoicing throughout all financial calendar quarters in 2017 than they were in 2016. Due to the fact that most of these invoices are not collected within the month of issuance, but only in the following months, our DSO decreased in 2017 compared to 2016. In addition, our 2017 DSO ratio was also affected by the transition in our business model, where we collected payments ahead of revenue recognition.

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

We anticipate that operating activities as well as capital expenditures will demand the use of our cash resources. We believe that our cash balances will provide sufficient cash resources to finance our operations and the projected marketing and sales activities and research and development efforts and other elements of our strategy for a period of no less than the next twelve months.

Market Risk

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Additional information about market risk is set forth in “Item 11 – Quantitative and Qualitative Disclosures about Market Risk” and incorporated herein by reference.

C.            Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2018, we had 316 employees and 56 subcontractors engaged primarily in research and development activities, compared to 320 employees and 61 subcontractors at the end of 2017. For a further discussion of research and development, see “Item 5A – Operating and Financial Review and Prospects – Operating Results.”

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

•
Datacenter architecture is changing, to include various models such as a physical datacenter, a virtual datacenter, a software defined datacenter, and private or public cloud. Many organizations use a mixed infrastructure that includes a combination of one or more of the above. This mixed environment often involves multiple vendors and creates challenges in IT staffing and operational costs, which increase the needs for hybrid cloud services, managed services and modern automated data center technologies.

•
Application infrastructure is changing, from monolithic applications based on the 3-tier applications, client server and so on, to a cloud-native or micro-services architecture that are packaged as containers, providing a built-in ‘on-demand’ elasticity and availability application infrastructure. This shift in application lifecycle control and delivery methods is triggered by the need to match the ‘cloud clock’ for the ever-changing business needs, rely on a new application networking infrastructure, the service-mesh network. This enables to introduce and run the new generation of cloud-native applications, in a fast, adaptive and more efficient way by adapting DevOps tools and methods.

•
Increasing complexity and intensity of security threats require expertise in identifying the attacks and recommending the right action.  Attack delivery is aided by the growing presence of connected devices (IoT) which increases the threat surface against any kind of infrastructure, as well as traffic encryption (dark data) assisting hiding attacks, and attack tools are becoming more sophisticated as hackers use automation and weaponizing Artificial Intelligence. All of that leads to ever-morphing and scalable attack vectors. In addition, attack tools are increasingly available to all through the Dark net. The mass amount of uncontrolled IoT devices and the cloud hosting opens up the doors for new generation of botnets and bots, hard to classify and block. Moreover, the usage of public cloud infrastructure by most of the enterprises, creates the need to protect the cloud workloads and services from different attack surfaces, manifested by the fact that the cloud application’s DevOps processes are done from the outside the cloud ‘perimeter’ unlike the premise-based application development process (The insider becomes the outsider). Most organizations are not able to keep up with these developments with their internal cyber security resources and seek managed security services.

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

•
We offer our solutions in a wide array of deployment models (on-premises devices and solution, managed services, cloud-based solutions, etc.), in order to support various customers’ business models. We believe this flexibility addresses the complexity and diversity of the current application and infrastructure ecosystem.

We believe that the advantages of our offerings, coupled with the above-mentioned industry dynamics and trends, place us in a good position to meet our business plans. Nevertheless, meeting our business plans may not convert into revenues growth, due to our shift towards an increased proportion of subscription-based product sales, which are recognized throughout the subscription period.

As more fully described under Item 4.B. "Business Overview – Our Growth Strategy" above, our growth strategy is based on several key elements: Adapting our application delivery and security solutions to the ever-changing business landscape, thus providing holistic solutions across hybrid delivery environments by adding new layers to our solution stacks continuing to innovate industry leading solutions to maintain our technology advantages and differentiation; expand and leverage our  market footprint, through internal resources as well as relationships with resellers, service providers, and other partners and pursue acquisitions.

In addition, we operate in a highly competitive environment, and some of our competitors have larger internal resources, and a larger installed base. Moreover, while we believe that the shift towards a subscription-based business model is a strategic transition towards higher growth and profitability in the long term, we may not be successful in its execution and specifically, in maintaining a high subscription renewal rate. In addition, our customers purchasing decisions are related to the conditions in our industry and in the various regions and geographical markets in which we operate and are tied to the overall IT spending climate. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to such uncertainties. For other risks and uncertainties we face, see under Item 3.D. "Risk Factors".

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

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year*	1-3 years	3-5 years	More than 5 years
Operating leases (1)	10,168	4,661	3,986	850	671
Total contractual cash obligations (2)(3)	10,168	4,661	3,986	850	671

  * Become due during 2019.

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2019 to 2027, although certain of our leases have renewal options. The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2018.

(2) Payments for uncertain income tax positions of $3.2 million under ASC No. 740 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(s) and 12(a) of our consolidated financial statements.

(3) Severance payments of $2.2 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(u) of our consolidated financial statements.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position

Yehuda Zisapel (1)	77	Chairman of the Board of Directors
Yair Tauman (2)(3)(4)(5)	70	Director, Chairman of the Compensation Committee
David Rubner (1)(3)(4)(5)	79	Director, Chairman of the Audit Committee
Yael Langer (6)	54	Director
Avraham Asheri (1) (4) (5)	81	Director
Joel Maryles (2)(4)(5)	59	Director
Roy Zisapel (2)	48	President, Chief Executive Officer and Director
Doron Abramovitch	50	Chief Financial Officer
David Aviv	63	Chief Technology Officer
Gabi Malka	43	Chief Operating Officer
Sharon Trachtman	52	Chief Business Operation Officer
Anna Convery-Pelletier	50	Chief Marketing Officer
Yoav Gazelle	49	VP Sales EMEA & CALA
Terence Ying	57	VP Sales Asia-Pacific
Amir Peles	47	VP Technologies

(1)  Term as director expires at the annual meeting of shareholders to be held in 2021.
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

David Rubner has served as a member of our Board of Directors since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and Chairman of the Board of Novelsat, Ltd. During the years 1991 to 2000, he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Eltek Ltd. and other private companies. He also serves on the boards of trustees of Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London, England and an M.S. degree from Carnegie Mellon University.

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

Avraham Asheri has served as a member of our Board of Directors since July 2009. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991 to 1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Budget and Finance Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Policy Research  and serves as a member of the board of directors of Mishkenot Sha’ananim and as the Chairman of its Finance Committee. Mr. Asheri holds a BA degree in economics and political science from The Hebrew University, Israel.

Joel Maryles, has served as a member of our Board of Directors since January 2014. Mr. Maryles was a Partner at OurCrowd from 2015 to 2018. He held numerous senior positions in the financial sector over the past three decades.  From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded. From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney. From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including Managing Director focused on Israeli technology and healthcare transactions. Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors.  Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. from the University of Chicago.

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

Amir Peles has served as our Vice President Technologies since July 2018 and has served in various positions within Radware since our inception in May 1996, including as our vice president of research and development and CTO. There he helped establish Radware’s successful Application Delivery Controller (ADC) and Attack Mitigation (AMS) product/solution lines. Mr. Peles has more than 25 years of experience in network and application security, application delivery, data encryption and network infrastructure.  Mr. Peles holds B.Sc. degrees in Computer Science, Statistics and Operations Research from the Tel Aviv University.

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

B.            Compensation

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. In October 2013, our shareholders approved the compensation policy for our executive officers and directors, or our Compensation Policy, in November 2015, our shareholders approved several modifications thereto and in September 2018 our shareholders ratified our Compensation Policy. Our Compensation Policy is designed to correlate executive compensation with Radware's objectives and goals.

The following table sets forth all compensation we paid or accrued with respect to all of our directors and officers as a group for the periods indicated. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2017 - All directors and officers as a group, consisting of 14 persons*	$3,604,100	$504,900

2018 - All directors and officers as a group, consisting of 15 persons*	$4,050,500	$596,800

* All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2018. These being the 15 individuals listed in the table in ITEM 6A above.

During 2018, we granted to our directors and officers listed in Item 6A above, in the aggregate, 90,000 RSUs at a weighted average grant date fair value per RSU of $25.85 and options to purchase 365,000 ordinary shares at a weighted average exercise price per share of $26.75. The options expire sixty-two months after grant. The weighted average grant date fair value of these options was $7.25 per option.

For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(r) to our consolidated financial statements included elsewhere in this annual report. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Share Option Plans” below.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2018, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2018. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2018.

				Bonus (including Sales Commissions) (2)		Equity-Based Compensation (3)	All Other Compensation (4)
Name and Principal Position (1)	Year	Salary						Total
		(US$ in thousands)
Roy Zisapel, Chief Executive Officer, President and Director*	2018	420	(5)	360	(6)	2,320	136	3,236
Doron Abramovitch, Chief Financial Officer*	2018	304		118		694	93	1,209
Gabi Malka, Chief Operating Officer*	2018	274		109		231	68	682
Yoav Gazzele, VP Sales EMEA & CALA	2018	183		289		154	44	670
Amir Peles, VP Technologies*	2018	285		18		193	57	553

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

(5)
Mr. Roy Zisapel is entitled to a gross base salary of $300,000 (or the equivalent in NIS) per annum. However, he is also entitled to a quarterly payment of $25,000, effective as of the January 1, 2012 as compensation for his additional duties and tasks in the United States as manager of our entire on-going North America activities. The additional amount will be payable for as long as Mr. Zisapel maintains this additional position. The additional $20,000 over the aggregated total $400,000 annual salary is attributed to the change in the exchange rate of the $ vs. NIS since the date of the Shareholders’ Annual General Meeting in 2012 approving Mr. Zisapel’s salary and the average $/NIS exchange rate in 2018.

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

Our non-employee directors, including external directors, are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $33,750) per year of service; (ii) per meeting remuneration of NIS 3,600 (currently equivalent to approximately $1,000) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend)  in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All amounts payable under items (i), (ii), (iii) and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors (other than our external directors, as described below) is divided into three classes with each class of directors serving until the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2021	Yehuda Zisapel and Avraham Asheri
Class II	2019	Roy Zisapel and Joel Maryles
Class III	2020	Yael Langer

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

The above classification does not apply to Mr. David Rubner and Prof. Yair Tauman, who were appointed as external directors and whose term of appointment ends in 2021 and 2019, respectively.

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

Currently, Mr. David Rubner and Prof. Yair Tauman qualify as external directors under the Companies Law and were elected by the general shareholders meetings held in September 2018 and October 2016, respectively, to serve as our external directors for three-year terms ending in 2021 and 2019, respectively.

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

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2018*:

Name of Body	No. of Meetings in 2018	Average Attendance Rate
Board of Directors	8	96%
Audit Committee	6	100%
Compensation Committee	8	100%

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

Approval of Office Holder Compensation

Under the Companies Law, every Israeli public company, such as Radware, must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order. The shareholder approval requires a majority of the votes cast by shareholders, excluding any controlling shareholder and those who have a personal interest in the matter. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company’s compensation policy. In October 2013, our shareholders approved the Compensation Policy, in November 2015 they approved several amendments thereto and in September 2018 our shareholders ratified our Compensation Policy.

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

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As at December 31,
	2018		2017		2016
Approximate numbers of employees and subcontractors by geographic location:
Israel	456		450	(**)	451	(**)
United States	196		209		209
Other	309	(*)	319	(*)	319	(*)
Total workforce	961		978		979

Approximate numbers of employees and subcontractors by category of activity:
Research and development	372	(*)	381	(*)	389	(*)
Sales, technical support, business development and marketing	452		474		473
Management, operations and administration	137		123		117
Total workforce	961		978	(**)	979	(**)

(*) Include 56, 61 and 71 subcontractors, as of December 31, 2018, 2017 and, 2016, respectively.
(**) Include 0, 0 and 14 employees, as of December 31, 2018, 2017 and 2016, respectively, in Radyoos, our Israeli-based subsidiary which was engaged in developing and operating a web-based e-commerce platform, and not in our core business.

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

E.             Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of April 12, 2019.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**
Yehuda Zisapel (1)	1,525,276	3.24%
Roy Zisapel (2)	1,440,755	3.06%
Avraham Asheri (3)	*	*
Yael Langer (3)	*	*
David Rubner (3)	*	*
Yair Tauman (3)	*	*
Joel Maryles (3)	*	*

Doron Abramovitch (3)	*	*
Gabi Malka (3)	*	*
David Aviv (3)	*	*
Sharon Trachtman (3)	*	*
Anna Convery-Pelletier (3)	*	*
Yoav Gazelle (3)	*	*
Terence Ying (3)	*	*
Amir Peles (3)	*	*
All directors and executive officers as a group (15 persons) (4)	3,306,531	6.97%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or RSUs currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

** The percentages shown are based on 46,958,976 ordinary shares issued and outstanding as of April 12, 2019. This figure of outstanding ordinary shares excludes employee stock options to purchase an aggregate of 450,500 ordinary shares at a weighted average exercise price of approximately $14.71 per share, with the latest expiration date of these options being in November 2022 (of which, options to purchase 435,500  of our ordinary shares were exercisable as of April 12, 2019).

(1) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 1,465,276 are held directly by Yehuda Zisapel; and (ii) 60,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $15.33 per share, expiring in January 2021. In addition, Nava Zisapel holds 2,860,776 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(2) Consists of 1,390,755 shares and 50,000 options to purchase ordinary shares which options are fully vested or will be fully vested within the next 60 days. All of the options are at an exercise price of $15.33 and expire in January 2021.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Consists of 2,856,031 shares and 450,500 options to purchase ordinary shares which options are fully vested or which will be fully vested within the next 60 days. The options consist of  (i) 35,000 options at an exercise price of $12.46 which expire in September 2021, (ii) 10,000 options at an exercise price of $13.06 which expire in April 2021, (iii) 25,000 options at an exercise price of $13.35 which expire in December 2021, (iv) 102,500 options at an exercise price of $14.00 which expire in April 2021, (v) 20,000 options at an exercise price of $14.38 which expire in January 2022, (vi) 15,000 options at an exercise price of $14.68 which expire in April 2022, (vii) 15,000 options at an exercise price of $15.17 which expire in June 2022, (viii) 188,000 options at an exercise price of $15.33 which expire in January 2021, (ix) 10,000 options at an exercise price of $16.07 which expire in June 2019, (x) 20,000 options at an exercise price of $16.67 which expire in November 2022, and (xi) 10,000 options at an exercise price of $17.87 which expire in November 2019. In addition, Nava Zisapel holds 2,860,776 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

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

The Share Incentive Plan is administered by the Compensation Committee subject to the provisions of the Companies Law. Pursuant to the plan, the Compensation Committee has the authority to determine (subject to applicable law), or advise the Board of Directors, in its discretion:

•	the persons to whom options or RSUs are granted;

•	the number of shares underlying each equity award;

•	the time or times at which the award shall be made;

•	the exercise price, vesting schedule and conditions pursuant to which the awards are exercisable, including cashless exercises; and

•	any other matter necessary or desirable for the administration of the plan.

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

Options granted pursuant to the Share Incentive Plan are typically granted for a term of sixty-two months from the date of the grant of the option. As of December 31, 2018, 31,902,967 ordinary shares have been reserved for equity grants under the plan, of which we have granted (i) options to purchase 27,598,899 ordinary shares at a weighted average exercise price of $7.87 per ordinary share and (ii) 2,066,109 RSUs have been issued under the plan.

The Share Incentive Plan allows the allocation of short term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the Nasdaq on the date of grant of a respective option award. As of December 31, 2018, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

Directors and Consultants Option Plan

In February 2000, we adopted a Directors and Consultants Option Plan, which is administered by our Compensation Committee. Options granted pursuant to our Directors and Consultants Options Plan are for a term of sixty-two months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Share Incentive Plan.  The Directors and Consultants Option Plan relies on the 31,902,967 ordinary shares reserved for option grants shares under the Share Incentive Plan which can be rolled over between such plans. The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares.

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (“ESPP”), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year offering periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2018, a total of 255,560 shares have been purchased under the ESPP. During 2018, no shares have been purchased under the ESPP.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 12, 2019, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**

Senvest Management, LLC (1)	5,832,115	12.42%
Cadian Capital Management, LP(2)	3,649,771	7.77%
Nava Zisapel (3)	2,860,776	6.09%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or RSUs currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

** The percentages shown are based on 46,958,976 ordinary shares issued and outstanding as of April 12, 2019. This figure of outstanding ordinary shares excludes employee stock options to purchase an aggregate of 450,500 ordinary shares at a weighted average exercise price of approximately $14.71 per share, with the latest expiration date of these options being in November 2022 (of which, options to purchase 435,500 of our ordinary shares were exercisable as of April 12, 2019).

(1) Shares are beneficially owned by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”). This information is based on information provided in the Amendment No. 14 to Statement on Schedule 13G filed with the SEC by Senvest on February 8, 2019. The business address of Senvest is 540 Madison Avenue 32nd Floor New York, New York 10022.

(2) This information is based on information provided in the Amendment No. 3 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LP , Cadian Capital Management GP, LLC and Mr. Eric Bannasch (collectively, “Cadian”) on February 13, 2019. The business address of Cadian is 535 Madison Avenue 36th Floor New York, New York 10022.

(3) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,592,943 are held directly; and (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel;  As noted in note 1 in “Item 6E – Share Ownership”, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware. The information regarding Ms. Nava Zisapel’s share holdings is based on information provided in the Amendment No. 4 to Statement on Schedule 13D filed with the SEC by Mr. Yehuda Zisapel and Ms. Nava Zisapel on February 19, 2019. The business address of Ms. Nava Zisapel is 127 Habarzel St. Tel Aviv, 69710 Israel.

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

Significant Changes in the Ownership of Major Shareholders

During the past three years, the significant changes in the percentage ownership of our major shareholders were as follows:

•
Based on Amendment No.14 to Statement on Schedule 13G filed with the SEC by Senvest on February 8, 2019, Senvest beneficially owned 12.88% of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Senvest, Senvest beneficially owned (i) as of February 12, 2018, 13.53% of our outstanding ordinary shares and (ii) as of February 13, 2017,14.16% of our outstanding ordinary shares.

•
Based on Amendment No.3 to Statement on Schedule 13G filed with the SEC by Cadian on February 13, 2019, Cadian beneficially owned 8.1% of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Cadian, Cadian beneficially owned (i)  as of February 13, 2018, 6.2% of our outstanding ordinary shares and (ii) as of February 13, 2017, 9.71% of our outstanding ordinary shares.

•
Pursuant to Amendment No. 4 to Statement on Schedule 13D filed with the SEC by Mr. Yehuda Zisapel and Ms. Nava Zisapel on February 19, 2019, Mr. Yehuda Zisapel reported that he has sold and aggregate amount of 58,214 shares in February 2019.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 12, 2019, there were 26 holders of record of our ordinary shares, of which 16 record holders, holding approximately 8.09% of our ordinary shares, had registered addresses in Israel, and of which seven record holders, holding approximately 91.9% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 91.9% of our outstanding ordinary shares as of said date).

B.            Related Party Transactions

General

We have entered into a number of agreements with certain companies, of which Yehuda, Nava and Zohar Zisapel are co-founders, directors and/or principal stockholders, collectively known as the RAD-Bynet Group and, in one of which, SecurityDam, Roy Zisapel, our President and Chief Executive Officer and a director, also holds a minority stake of 10%. In addition, we purchase different services and fixed assets from third parties at special rates offered to the RAD-Bynet Group, such as car leases, maintenance, insurance communication. We also purchase Managed Security Service Providers (MSSP) scrubbing centers services from SecurityDam.

The RAD-Bynet Group consists of high-tech manufacturers of hardware and software solutions and data communication providers, distributors and integrators as well as service providers. The RAD-Bynet Group includes companies dealing in advanced communication technology, Managed Security Service Providers (MSSP) scrubbing centers services (from SecurityDam), networks, and integration. Companies within the RAD-Bynet Group provide a variety of solutions and services to their customers, including: engineering, purchasing and sub-contracting, production and final testing, planning and control, and support for end users. The RAD-Bynet Group also includes a few companies which provide services which support the activities of the other RAD-Bynet Group members, such as real estate leasing and administrative services. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products. Each company in the RAD-Bynet Group is independent from the others. The ownership and Board of Directors structure of each RAD-Bynet Group member is different and certain of the RAD-Bynet Group members are publicly traded companies. See Item 4C – Organizational Structure.” for additional details about the group.

We believe that all of these transactions and arrangements with affiliated parties, including members of the RAD-Bynet Group, are in the ordinary course of our business and are not unusual in their nature or conditions. However, in accordance with the Companies Law, they generally require the approval of our Audit Committee and our Board of Directors and may, in certain circumstances, require approval by our shareholders. In this respect, as permitted by the Companies Law, our Audit Committee established internal policies with certain criteria and procedures designed to ensure that the terms of the transactions to which we enter into with companies within the RAD-Bynet Group are made on market terms and, at the same time, where such transactions are immaterial or negligible, both from a qualitative and quantitative perspective (and/or are otherwise believed to be routine) would not require the pre-approval of our Audit Committee and Board of Directors. Our management is required to examine whether transactions with the RAD-Bynet Group comply with such criteria and transactions which do not meet the criteria require pre-approval of our Audit Committee and such other corporate approvals prescribed by the Companies Law.

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

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by Zohar Zisapel, Nava Zisapel and Yehuda Zisapel:

•
One lease or the “Headquarters Lease” is a five-story building in Tel Aviv, Israel, consisting of approximately 40,000 square feet, plus storage and parking space. The lease expires in June 2020. The annual rent amounts to approximately $703,000.

•
Another lease consists of four floors in the Or Tower in Tel Aviv, Israel with approximately 60,000 square feet, plus parking spaces. The lease expires in June 2020. The annual rent amounts to approximately $1,800,000.

•
We also lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Messrs. Yehuda and Zohar Zisapel. This lease expires in August 2020. The annual rent amounts to approximately $89,000.

•
In addition, we lease approximately 15,000 square feet of space in Jerusalem, Israel, for manufacturing facilities from an affiliated company owned by Yehuda Nava and Zohar Zisapel. This lease expires in August 2019. The annual rent amounts to approximately $276,000.

We entered into an agreement with Zohar & Y Zisapel Real Estate LLC., a company controlled by Yehuda, Nava and Zohar Zisapel, pursuant to which we lease approximately 16,900 square feet in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, in consideration for annual rent of approximately $263,000 (including taxes, electricity and management fees). The lease expires in December 2025.

Distribution Agreement

Bynet Data Communications Ltd. (“Bynet”), a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet under which we provide Bynet Data Communications with discounts on our products and services similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet (and other companies in the RAD-Bynet Group) under such distributor agreement amounted to approximately $2.5 million in 2018, compared to $2.6 million in 2017.

Managed Security Service Provider (“MSSP”) Agreement

SecurityDAM Ltd., or SecurityDam, a member of the RAD-Bynet Group, provides some of our DDoS cloud protection service against high-volume network floods. SecurityDam offers these MSSP services through a global network of scrubbing centers. Total cost of services received from SecurityDam amounted to approximately $7.0 million in 2018, compared to $4.3 million in 2017.

Additional RAD-Bynet Group Services

We receive the following additional services from members of the RAD-Bynet Group: network management; IT and communication services; equipment testing and repair; electricity charges; parking and building maintenance; reception services; vehicles and human resource administration; distribution services; and marketing services.  Each of these additional services is not material, individually or in the aggregate, to Radware or the other members of the RAD-Bynet Group.

A portion of the above services, such as electricity charges, are “pass through” services for which we are charged on a “back-to-back” basis according to our actual usage (i.e., we are charged pro ratably based on the actual charge of the third party electricity company) due to the fact that we lease part of our facilities from a number of other RAD-Bynet Group members. Other services mentioned above, such as vehicles and human resource administration, are performed by one of the RAD-Bynet Group companies and are provided to all members of the RAD-Bynet Group, in order to achieve lower prices for these services based on economies of scale. In addition, since the RAD-Bynet Group is comprised of a number of companies which are engaged in our industry, the RAD-Bynet Group companies initiate marketing events from time to time, which we participate in, to promote the RAD-Bynet Group members’ products. The charges for these services are based on actual costs incurred and are allocated to the Company according to its relative part in such services (e.g., vehicles administration – according to the number of the Company’s vehicles out of the total vehicles of the RAD-Bynet Group; marketing events – according to the number of participants of the Company’s customers out of the total participants in the events).

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

ITEM 8.          FINANCIAL INFORMATION

A.            Consolidated Statements and other Financial Information

Financial Statements

See “Item 18 - Financial Statements”.

Export Sales

For the year ended December 31, 2018, the amount of our export sales (i.e., sales outside Israel) was approximately $226 million, which represents 97% of our total revenues.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, except for the matters described below, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Intellectual Property Dispute with F5

In April 2016, F5 Networks, Inc. (“F5”) filed a lawsuit against us in the United States District Court for the Western District of Washington, alleging infringement of three U.S. patents of F5 relating to our ADC and WAF products.   In December 2016, we filed an amended counterclaim in this action for patent infringement of a recently issued Radware patent directed to outbound link load balancing.  In June 2017, the case was transferred to the United States District Court for the Northern District of California. On November 19, 2018, the Court granted partial summary judgment of non-infringement of the Company’s patent.  We deny that any of our products infringe any valid claims of the asserted F5 patents and we intend to continue to vigorously oppose F5’s claims.

Dividend Distribution Policy

We have never paid and do not intend to pay cash dividends on our ordinary shares in the foreseeable future. In recent years and specifically in the past six consecutive years, our Board of Directors has approved “buy-back” programs of our shares, which we implement based on market conditions, share price, trading volume and other factors. Otherwise, our policy is to retain earnings and other cash resources to continue the development and expansion of our business.  Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions. See also Item 10B “- Dividend and Liquidation Rights.”

B.            Significant Changes

Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2018.

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

B.            Memorandum and Articles of Association

Set out below is a description of certain provisions of our Memorandum of Association and Articles of Association, and of the Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles which are incorporated by reference to exhibits to this annual report.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. As of 2018, the corporate tax rate is 23% (in 2016 and 2017, the corporate tax rate was 25% and 24%, respectively). However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below), like us, may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The 2005 Amendment to the Investments Law

An amendment to the Law for the Encouragement of Capital Investments 1959 (the “Investments Law”), which was published on April 1, 2005 (the “Amendment”), changed certain provisions of the Investments Law. As a result of the Amendment, a company is no longer obliged to obtain Approved Enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions, and therefore generally there is no need to apply to the Investment Center for this purpose. Rather, the Company may claim the tax benefits offered by the Investments Law directly in its tax returns by notifying the ITA within 12 months of the end of that year, provided that its facilities meet the criteria for tax benefits set out by the Amendment. A company is also granted a right to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the Amendment.

The Amendment applies to new investment programs and investment programs with an election year commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The Amendment provides that terms and benefits included in any certificate of approval that was granted before the Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investments Law as in effect on the date of such approval.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million (following an amendment which became effective as of July 2013, the export criteria was increased to markets with population of at least 14 million; such export criteria will further increase in the future by 1.4% per annum) and meet additional criteria stipulate in the amendment (referred to as a “Beneficiary Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Beneficiary Enterprise, which meets all of the conditions, including exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

The extent of the tax benefits available under the Amendment to qualifying income of a Beneficiary Enterprise depend on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The geographic location of the company at the year of election will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year if it is a qualified FIC. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 10%-25%. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty.

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years from the commencement year, or 12 years from the first day of the Year of Election.

The benefits available to a Beneficiary Enterprise are subject to the fulfillment of conditions stipulated in the Investments Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, as adjusted by the Israeli consumer price index, and interest, or other monetary penalties.

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

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

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

From time to time, the Israeli Government has discussed reducing the benefits available to companies under the Investments Law. The termination or substantial reduction of any of the benefits available under the Investments Law could materially increase our tax liabilities.

Tax Benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investments Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investments Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development Zone A. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investments Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, or NATI.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investments Law. Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such divided are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 (linked to the Israeli CPI each year) in a tax year,  will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions. For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions. Under an amendment to the Israeli Tax Ordinance enacted in December 2016, the rate of High Income Tax for 2017 and thereafter will increase to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the Israeli CPI each year, which equated to NIS 614,880 in 2018).

The tax basis of our ordinary shares acquired prior to January 1, 2003 will generally be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided however that such capital gains are not derived from a permanent establishment in Israel and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Taxation of Dividends paid to Non-Israeli Resident Holders of Shares

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

However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 15% if the dividend is distributed from income attributed to an Approved Enterprise, a Beneficiary Enterprise or a Privileged Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. Pursuant to the Tax Amendment, effective January 1, 2014, if the dividend is being paid out of certain income attributable to a Preferred Enterprise, the dividend will be subject to tax at the rate of 20% (and not 15%). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence, as mentioned below.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by an Approved Enterprise, Beneficiary Enterprise or Preferred Enterprise, are taxed at the rate of 15% under the U.S.-Israel Tax Treaty.

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

This discussion is based on current provisions of the Code, current and proposed Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

•	Are broker-dealers or insurance companies;

•	Dealers or traders in securities, commodities or currencies;

•	Have elected mark-to-market accounting method;

•	Are tax-exempt organizations or retirement plans;

•	Are grantor trusts;

•	Partnerships or other pass-through entities;

•	Partners or other equity owners in partnerships or other pass-through entities;

•	U.S. Holders selling our ordinary shares short,

•	U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,”

•	Are S corporations;

•	Are financial institutions or “financial services entities” ;

•	Hold their ordinary shares as part of a straddle, “hedge”, “integrated” or “conversion transaction” with other investments;

•	Are certain former citizens or long-term residents of the United States;

•	Acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

•	Are real estate investment trusts or regulated investment companies;

•	Pension funds;

•	Own directly, indirectly or by attribution at least 10% of our shares by vote or value; or

•	Have a functional currency that is not the U.S. dollar.

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

U.S. Holders may have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income provided a deduction is claimed for all of the foreign income taxes the U.S. Holder pays or accrues in the particular year or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit. The deduction, however, is not subject to the limitations applicable to foreign tax credits, but may be subject to other limitations and each U.S. Holder is urged to consult its own tax advisor. The amount of non-U.S. income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of allowable foreign tax credits in any year generally cannot exceed the pre-credit U.S. tax liability for the year attributed to non-U.S. source taxable income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.  Distributions of current or accumulated earnings and profits generally will be foreign source passive income for U.S. foreign tax credit purposes.

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

Passive Foreign Investment Company Status.  We will be a PFIC if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either (i) 75 percent or more of our gross income in a taxable year is passive income or (ii) the average percentage of our total assets (by value, determined on a quarterly basis) which produce, or are held for the production of, passive income during the taxable year is at least 50 percent. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions. If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxed on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain excess distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares.  The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC.  Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply.  The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses. Additionally, if we were a PFIC, U.S. Holders who acquire our ordinary shares from decedents (other than certain nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value on the date of death and, instead, would generally have a tax basis in such shares equal to the lower of the decedent’s basis or the fair market value of such shares on the date of the decedent’s death. Further, if we are a PFIC, each U.S. Holder generally will be required to file an annual report with the IRS. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above unless such U.S. Holder elects to apply the QEF or the mark-to-market election (described below) and certain conditions are met.

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

As indicated above, we will be a PFIC for any taxable year if the average percentage (by fair market value determined on a quarterly basis) of our assets held for the production of, or that produce, passive income is at least 50 percent.  The Code does not specify how a corporation must determine the fair market value of its assets for this purpose and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods besides the market capitalization approach in certain other valuation contexts. For our 2018 taxable year, we believe that we should not be classified as a PFIC. However, there can be no assurance that the IRS will not challenge this treatment and it is possible that the IRS could attempt to treat us as a PFIC for 2018 and possibly prior taxable years. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of our future income, assets and market capitalization, including the future price of our ordinary shares, which are all relevant to this determination of whether we are classified as a PFIC.  Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.

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

Any U.S. Holders required to establish their exempt status generally must provide a properly executed IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

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

F.             Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

We are subject to the informational requirements of the Exchange Act, asapplicable to “foreign private issuers” (as defined in Rule 3b-4 under the Exchange Act), and fulfill the obligations with respect to such requirements by filing reports and other information with the SEC.

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

Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Current Report on Form 6-K. This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act are available on the SEC Internet site (http://www.sec.gov) and on our website www.radware.com.  However, the content of our website is not incorporated by reference into this annual report.

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

In addition, as of December 31, 2018, we had cash and cash equivalents, including short-term and long-term bank deposits and short-term and long-term marketable securities, of $401.1 million. As of that date, approximately 97% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

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

Exposure to Interest Rate Fluctuations

We do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk, with the exception of the following:

Approximately 25% of our cash throughout the world is invested in fixed-income securities and is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These securities are readily available for sale and are treated as such in our financial statements.

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

Our investments consist primarily of government and corporate debentures and bank deposits. As of December 31, 2018, approximately 16% of our portfolio was invested in foreign banks and government debentures, 10% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Exposure to Currency Fluctuations

Approximately 88% of our sales in 2018 were denominated in dollars or are dollar-linked and we incur most of our expenses in dollars, NIS, and Euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the NIS, Euro, Chinese Yuan and Australia Dollar. For example, if there were no changes in the average exchange rates of the dollar relative to the NIS, Euro, Chinese Yuan and Australia Dollar during the year in 2018 compared to the average exchange rates in 2017, our revenues would have been lower in an amount of $0.2 million and our expenses would have been lower in an amount of $0.5 million.  Assuming our revenues and expenses in 2019 remain at the same level and with the same currency mix as in 2018, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $2.7 million and an increase in our expenses of $11.2 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS, Euro, Chinese Yuan and Australian Dollar:

Year ended December 31,	U.S. dollar against:
	NIS	Euro	Chinese Yuan	Australian Dollar
2014	12%	13.4%	3.0%	9.1%
2015	0.3%	11.6%	5.2%	12.2%
2016	(1.5)%	3.5%	6.2%	1.2%
2017	(9.8)%	(12.2)%	6.7%	(7.5)%
2018	8.1%	4.6%	5.6%	10.7%

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

ITEM 15.        CONTROLS AND PROCEDURES

•              Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2018. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2018, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

•              Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for us. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, and

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2018 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2018, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2018.

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

•              Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2018, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B.     CODE OF ETHICS

We have adopted a Code of Conduct and Ethics which applies to all directors, officers and employees of the Company, including our President and Chief Executive Officer, Chief Financial Officer, Director of Finance and Corporate Controller.  Our Code of Conduct and Ethics has been posted on our Internet website, http://www.radware.com/corporategovernance/.

ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held in September 2018, our shareholders approved the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by Ernst & Young and the percentage of each of the fees out of the total amount paid to them classified by category:

	Year Ended December 31,
	2017		2018
	(US$ in thousands)
Audit and Audit Related Fees (1)	341	54%	335	55%
Tax Fees (2)	165	26%	119	20%
All Other Fees (3)	124	20%	154	25%
Total	630	100%	608	100%

(1) Audit Fees include fees associated with the annual audit, including the audit of internal control over financial reporting, the reviews of the Company’s quarterly financial statements, statutory audits required internationally, special implementation projects of new revenue standard 606 and Lease ASC 842, consents and assistance with and review of documents filed with the SEC.

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

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2018, we repurchased our ordinary shares under a share repurchase plan, in an aggregate amount of $4.3 million, as follows:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units) (in US$)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)(2)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)(2)
January 1 through 31	0	N/A	0	$39,587,815	(1)
February 1 through 28	0	N/A	0	$39,587,815	(1)
March 1 through 31	0	N/A	0	$39,587,815	(1)
April 1 through 30	0	N/A	0	$39,587,815	(1)
May 1 through 31	0	N/A	0	$40,000,000	(2)
June 1 through 30	0	N/A	0	$40,000,000	(2)
July 1 through 31	0	N/A	0	$40,000,000	(2)
August 1 through 31	0	N/A	0	$40,000,000	(2)
September 1 through 30	0	N/A	0	$40,000,000	(2)
October 1 through 31	0	N/A	0	$40,000,000	(2)
November 1 through 30	7,269	22.00	7,269	$39,840,090	(2)
December 1 through 31	187,435	21.91	194,704	$35,733,686	(2)

(1) In April 2017, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.  This plan was announced in a press release dated April 24, 2017 and expired on April 24, 2018.

 (2) In May 2018, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.  This plan was announced in a press release dated May 22, 2018 and will expire on April 30, 2019.

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

ITEM 18.        FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.        EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1	Memorandum of Association ¶ (A)
1.2	Amended and Restated Articles of Association (B)
4.1	Form of Directors and Officers Indemnity Deed (C)
4.2	Distributor Agreement with Bynet Data Communications Ltd. (D)
4.3	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters (E)
4.4	1997 Key Employee Share Incentive Plan, as amended and restated*
4.5	2010 Addendum (for international grantees) (F)
4.6	Radware Ltd. – 2010 Employee Share Purchase Plan (G)
4.7	Amended and Restated Compensation Policy for Executive Officers and Directors (H)
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Independent Registered Public Accounting Firm*
101
The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income (Loss); (iv) Statements of Changes in Shareholders’ Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail*

¶ Translated from Hebrew

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

(F) Incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.

(G) Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.

(H) Incorporated by reference to Annex A to the Proxy Statement filed as Exhibit 99.2 to Report of Foreign Private Issuer on Form 6-K submitted to the SEC on August 2, 2018.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.
By:	/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer

Date: April 15, 2019

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

U.S. DOLLARS IN THOUSANDS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

RADWARE LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Radware Ltd. and subsidiaries ("the Company") as of December 31, 2018 and 2017, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 15, 2019 expressed an unqualified opinion thereon.

Adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606):

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue in 2018 due to the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company's auditor since 2002.
Tel-Aviv, Israel
April 15, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
RADWARE LTD.

Opinion on the Internal Control over Financial Reporting

We have audited Radware Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("the COSO criteria"). In our opinion, Radware Ltd. and subsidiaries ("the Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes and our report dated April 15, 2019 expressed an unqualified opinion thereon.

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

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 15, 2019	A Member of Ernst & Young Global

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2017

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$45,203	$65,237
Available-for-sale marketable securities	15,742	42,573
Short-term bank deposits	255,454	93,151
Trade receivables (net of allowance for doubtful accounts and sales reserves in a total amount of $ 1,770 and $ 1,993 in 2018 and 2017, respectively)	17,166	16,150
Other current assets and prepaid expenses	7,071	14,574
Inventories	18,401	18,772

Total current assets	359,037	250,457

LONG-TERM INVESTMENTS:

Available-for-sale marketable securities	84,669	54,427
Long-term bank deposits	-	88,911
Severance pay fund	2,973	3,251

Total long-term investments	87,642	146,589

Property and equipment, net	23,677	23,642
Intangible assets, net	9,467	10,415
Goodwill	32,174	32,174
Other long-term assets	20,724	8,133

Total assets	$532,721	$471,410

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2018	2017

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$4,483	$5,367
Deferred revenues	83,955	69,829
Employees and payroll accruals	17,505	16,470
Other payables and accrued expenses	12,091	15,704

Total current liabilities	118,034	107,370

LONG-TERM LIABILITIES:

Deferred revenues	43,796	43,482
Other long-term liabilities	6,934	5,202

Total long-term liabilities	50,730	48,684

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 0.05 par value - Authorized: 60,000,000 at December 31, 2018 and 2017; Issued: 56,293,017 and 53,884,864 shares at December 31, 2018 and 2017, respectively; Outstanding: 46,347,403 and 44,133,954 shares at December 31, 2018 and 2017, respectively	693	673
Additional paid-in capital	383,536	349,250
Treasury stock (9,945,614) and (9,750,910) of Ordinary shares at December 31, 2018 and 2017, respectively	(120,717)	(116,442)
Accumulated other comprehensive loss	(1,110)	(443)
Retained earnings	101,555	82,318

Total shareholders' equity	363,957	315,356

Total liabilities and shareholders' equity	$532,721	$471,410

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2018	2017	2016

Revenues:
Products	$118,062	$117,968	$110,186
Services	116,342	93,401	86,399

Total revenues	234,404	211,369	196,585

Cost of revenues:
Products	30,803	30,862	27,320
Services	10,872	8,754	8,375

Total cost of revenues	41,675	39,616	35,695

Gross profit	192,729	171,753	160,890

Operating expenses, net:

Research and development, net	57,674	59,003	51,732
Sales and marketing	111,386	108,744	103,774
General and administrative	16,145	17,577	18,133
Other income	-	(6,900)	-

Total operating expenses, net	185,205	178,424	173,639

Operating income (loss)	7,524	(6,671)	(12,749)
Financial income, net	7,274	4,830	5,741

Income (loss) before taxes on income	14,798	(1,841)	(7,008)
Taxes on income	3,063	5,652	1,651

Net income (loss)	$11,735	$(7,493)	$(8,659)

Basic net earnings (loss) per share	$0.26	$(0.17)	$(0.20)

Diluted net earnings (loss) per share	$0.25	$(0.17)	$(0.20)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2018	2017	2016

Net income (loss)	$11,735	$(7,493)	$(8,659)

Other comprehensive income (loss) before tax:
Unrealized gains (losses) on available-for-sale securities:
Changes in unrealized gains (losses)	(866)	(530)	68
Less: reclassification adjustments for losses (gains) included in net income (loss)	-	(18)	(1,771)

Other comprehensive loss before tax	(866)	(548)	(1,703)
Income tax benefits related to components of other comprehensive loss	199	125	426

Other comprehensive loss, net of tax	(667)	(423)	(1,277)

Comprehensive income (loss)	$11,068	$(7,916)	$(9,936)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding ordinary shares	Share capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total

Balance as of January 1, 2016	44,778,847	$661	$312,784	$(94,049)	$1,257	$98,470	$319,123

Repurchase of ordinary shares	(1,884,030)	-	-	(21,980)	-	-	(21,980)
Issuance of shares upon exercise of stock options	294,033	2	1,581	-	-	-	1,583
Stock based compensation	-	-	11,520	-	-	-	11,520
Tax deficiency related to exercise of stock options	-	-	(547)	-	-	-	(547)
Other comprehensive loss, net of tax	-	-	-	-	(1,277)	-	(1,277)
Net loss	-	-	-	-	-	(8,659)	(8,659)

Balance as of December 31, 2016	43,188,850	663	325,338	(116,029)	(20)	89,811	299,763

Repurchase of ordinary shares	(25,782)	-	-	(413)	-	-	(413)
Issuance of shares upon exercise of stock options	970,886	10	10,881	-	-	-	10,891
Stock based compensation	-	-	13,031	-	-	-	13,031
Other comprehensive loss, net of tax	-	-	-	-	(423)	-	(423)
Net loss	-	-	-	-	-	(7,493)	(7,493)

Balance as of December 31, 2017	44,133,954	673	349,250	(116,442)	(443)	82,318	315,356

Cumulative-effect adjustment from adoption of ASC 606	-	-	-	-	-	7,502	7,502
Repurchase of ordinary shares	(194,704)	-	-	(4,275)	-	-	(4,275)
Issuance of shares upon exercise of stock options	2,408,153	20	21,783	-	-	-	21,803
Stock based compensation	-	-	12,503	-	-	-	12,503
Other comprehensive loss, net of tax	-	-	-	-	(667)	-	(667)
Net income	-	-	-	-	-	11,735	11,735

Balance as of December 31, 2018	46,347,403	693	383,536	(120,717)	(1,110)	101,555	363,957

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Cash flows from operating activities:

Net income (loss)	$11,735	$(7,493)	$(8,659)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	9,782	11,232	10,372
Stock based compensation	12,503	13,031	11,520
Gain from sale of available-for-sale marketable securities	-	(18)	(1,771)
Amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, net	1,395	1,546	1,949
Accrued interest on bank deposits	(2,391)	226	1,179
Increase (decrease) in accrued severance pay, net	323	(210)	401
Decrease (increase) in trade receivables, net	(1,169)	3,390	7,003
Changes in deferred income taxes, net	(2,308)	91	(2,687)
Decrease (increase) in other current assets and prepaid expenses	5,035	(7,969)	883
Decrease (increase) in inventories	371	(1,658)	(792)
Decrease in trade payables	(884)	(734)	(3,284)
Increase in deferred revenues (short-term and long-term)	14,440	28,781	12,964
Increase (decrease) in other payables and accrued expenses and other long-term liabilities	419	(8,753)	8,855
Excess tax deficiency from stock-based compensation stock options	-	-	547

Net cash provided by operating activities	49,251	31,462	38,480

Cash flows from investing activities:

Purchase of property and equipment	(8,869)	(7,210)	(9,404)
Proceeds from (investment in) other long-term assets	40	(6)	(53)
Proceeds from (investment in) bank deposits, net	(71,002)	(37,200)	31,295
Purchase of available-for-sale marketable securities	(47,455)	(24,595)	(16,219)
Proceeds from maturity of available-for-sale marketable securities	41,783	20,075	17,205
Proceeds from redemption of available-for-sale marketable securities	-	863	5,535
Payment for the acquisition of subsidiary, net of cash acquired	-	(8,269)	-

Net cash provided by (used in) investing activities	(85,503)	(56,342)	28,359

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Cash flows from financing activities:

Proceeds from exercise of stock options	21,803	10,891	1,583
Payment of contingent consideration	(1,310)	-	-
Excess tax deficiency from stock-based compensation	-	-	(547)
Repurchase of ordinary shares	(4,275)	(413)	(21,980)

Net cash provided by (used in) financing activities	16,218	10,478	(20,944)

Increase (decrease) in cash and cash equivalents	(20,034)	(14,402)	45,895
Cash and cash equivalents at the beginning of the year	65,237	79,639	33,744

Cash and cash equivalents at the end of the year	$45,203	$65,237	$79,639

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$6,415	$14,352	$1,730

Cumulative-effect adjustment from adoption of ASC 606	$7,502	-	-

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.
Radware Ltd. (the "Company"), an Israeli corporation commenced operations in April 1997. The Company and its subsidiaries (the "Group") are engaged in the development, manufacture and sale of Cyber Security and Application Delivery solutions that help to secure the digital experience for users of business-critical applications in physical, virtual, cloud and software defined data centers. The Company's products are marketed worldwide.

b.
The Company has established wholly-owned subsidiaries in the United States, France, Germany, Singapore, the United Kingdom, Japan, Korea, Canada, India, Australia, Italy, Hong Kong, China and Spain. In addition, the Company has established representative office in Taiwan. The Company holds 91% of one of its Israeli subsidiaries ("the Israeli Subsidiary"). The Company's subsidiaries are engaged primarily in sales, marketing and support activities of its core products, except for the Israeli Subsidiary which is engaged primarily in real-time consumer applications across the web. The Israeli Subsidiary's operations were immaterial for the years ended December 31, 2018, 2017 and 2016. The net income (loss) attributable to non-controlling interests represents 0.53%, (0.77%) and (1.92%) out of the consolidated net income (loss) for the years ended December 31, 2018, 2017 and 2016, respectively.

c.
On January 30, 2017 ("the Closing Date"), the Company acquired 100% outstanding shares of Seculert Ltd. ("Seculert"), a company based in Israel and engaged in cyber-attack detection and HTTP analytics solutions and developing user and entity behavioral analysis ("UEBA") solutions. The consideration to acquire Seculert was $10,000 in cash and additional contingent consideration of up to $10,000, based on certain milestones to be achieved. The milestone-based contingent consideration was measured at fair value at the Closing Date and recorded as a liability on the consolidated balance sheet in the amount of nil and $1,550 as of December 31, 2018 and 2017, respectively. The derived goodwill from this acquisition is attributable to additional capabilities of the Group to expand its products portfolio. Goodwill generated from this business combination is primarily attributable to synergies between the Company's and Seculert's respective products and services.

The acquisition was accounted for as a business combination. At the acquisition date, the Company recorded IPR&D, technology and goodwill in amount of $7,088, $2,183 and $2,105, respectively. The estimated useful life of the IPR&D and technology is approximately 9 years.

On December 31, 2017 Seculert was merged into Radware Ltd., in accordance with Israeli Tax Authority regulations.

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

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time these estimates are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, the Company's management evaluates estimates, including those related to fair values and useful lives of intangible assets, tax assets and liabilities, fair values of stock-based awards, as well as in estimates used in applying the revenue recognition policy related to standalone selling price. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.	Financial statements in United States dollars:

A majority of the Group's revenues are denominated in United States dollars ("dollar" or "U.S. dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are denominated in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification ("ASC") No. 830 "Foreign Currency Matters". Changes in currency exchange rates between the Company's functional currency and the currency in which a transaction is denominated are included in the Company's consolidated statements of income (loss) as financial income, net in the period in which the currency exchange rates change.

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

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost which approximates market values.

Bank deposits with maturities of more than one year are included in long-term bank deposits. Deposits as of December 31, 2018 do not have contractual maturities that exceed one year. Long-term bank deposits are stated at cost which approximates market values.

f.	Investment in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classified all of its debt securities as available-for-sale marketable securities. Available-for-sale marketable securities are carried at fair value, with the unrealized gains and losses reported in "Accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the consolidated statements of income (loss) is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss).

During the years 2018, 2017 and 2016, the Company did not record other-than-temporary impairment loss (“OTTI”) with respect to its available-for-sale marketable securities.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has unrealized losses on debt securities in certain corporate bonds. Management believes that the Company has the ability to hold these debt securities until a recovery of fair value, which may be the maturity date of such bonds and therefore, the Company does not consider these securities to be other-than-temporarily impaired at December 31, 2018.

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $3,867, $2,324, and $1,071 in 2018, 2017 and 2016, respectively, and have been included in cost of revenues of products.

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.

Work-in-progress and finished products - raw materials as above with the addition of subcontracting costs - calculated on the basis of direct subcontractors costs and with direct overhead costs.

The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or net realizable value in accordance with ASC 330-10-35. Charges for obsolete and slow-moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow-moving inventory items. These assessments consider various factors, including historical usage rate, technological obsolescence, estimated current and future market values and new product introduction. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of.

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

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 5 to 9 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis. During 2018, 2017 and 2016, no impairment losses were recorded.

j.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 "Intangibles – Goodwill and Other" ("ASC 350"), goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value.

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

The Company operates in one operating segment, and this segment comprises its single reporting unit. The Company performs assessment of qualitative factors during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. This analysis determined that no indicators of impairment existed for 2018, 2017 and 2016.

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

The Group's revenues are derived from sales of our products and services:

•
Revenues from physical products and software-based products are recognized upon shipment when control of the promised goods is transferred to the customer (at a point in time), generally when the product has been delivered. Revenues from product subscriptions, included as product revenues, are recognized ratably, on a straight-line basis, over the subscription period.

•
Revenues from post-contract customer support ("PCS"), which represent mainly, help-desk support and unit repairs or replacements, professional services, and ERT (emergency response team) services are recognized ratably, on a straight-line basis, over the term of the related contract, which is typically between one year and three years. Renewals of support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably, on a straight-line basis, over the renewed period.

The Company's products are sold primarily through distributors and resellers, all of which are considered end-users.

The Company recognizes revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers” (“ASC 606”). As such, the Company recognizes revenue when (or as) it satisfies performance obligations by transferring promised products or services to its customers in an amount that reflects the consideration the Company expects to receive. Revenue is measured based on consideration specified in a contract with a customer, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer.

The Company determines revenue recognition through the following steps:

Step 1:  Identify the contract with a customer.
Step 2:  Identify the performance obligations in the contract.
Step 3:  Determine the transaction price.
Step 4:  Allocate the transaction price to the performance obligations in the contract.
Step 5:  Recognize revenue when (or as) the entity satisfies a performance obligation.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

The Company enters into contracts that can include multiple performance obligations. The Company accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identifiable from other items in the contract and if a customer can benefit from it on its own or with other resources that are readily available to the customer. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price (“SSP”). If the SSP is not observable through past transactions, the Company estimates the SSP by considering several external and internal factors including, but not limited to, pricing practices including discounting, margin objectives and competition. The determination of SSP is made through consultation with and approval of management, taking into consideration the pricing model and go-to-market strategy. For PCS, the Company determines the standalone selling price based on the price at which the Company separately sells a renewal contract. For product revenues, the Company determines the standalone selling prices by taking into account available information such as historical selling prices, geographic location, and the Company's price list and discount policy by using a consistent percentage of the Company's product price lists, in the same territories and markets when sold separately.

In instances of contracts which revenue recognition differs from the timing of invoicing, the Company determined that those contracts generally do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company's products and services, not to receive or provide financing.

For information regarding disaggregated revenues, please refer to Note 13 below.

Contract balances:

The following table provides information about trade receivables, net and contract liabilities from contracts with customers:

December 31, 2018

Trade receivables, net	$17,166

Deferred revenues (short-term contract liability)	$83,955

Deferred revenues (Long-term contract liability)	$43,796

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues, which represent a contract liability, represent mostly unrecognized fees collected for support and subscription. Deferred revenues are recognized as (or when) the Company performs under the contract. During the year ended December 31, 2018, the Company recognized $91,555 that was included in deferred revenues balance at January 1, 2018.

The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the remaining performance obligations at the end of reporting period. In general, the Company expects to recognize the long-term portion of deferred revenue mainly over the remaining service period of up to 3 years.

The Company records a provision for estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $1,537 and $1,657 as of December 31, 2018 and 2017, respectively.

Costs to Obtain Contracts:

The Company capitalizes sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. The Company's contracts include performance obligations related to various products and services, some of which are satisfied at a point in time and others over time. Commission costs related to performance obligations satisfied at a point in time are expensed at the time of sale, which is when revenue is recognized. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the products or services to which the asset relates. Sales commissions paid for new contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. The Company applies judgment in estimating the amortization period, by taking into consideration its product life term, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Accordingly, the Company has determined the expected period of benefit to be approximately 3.2 years. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of income (loss). Deferred commission costs capitalized are periodically reviewed for impairment. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred.

Upon adoption of ASC 606 on January 1, 2018, deferred commissions costs included within other long-term assets in the consolidated balance sheets, were $10,171, out of which $5,121 of commissions expenses were recognized during the year ended December 31, 2018.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2018, the deferred commission costs capitalized is $12,640 and included within other long-term assets in the consolidated balance sheets. There was no impairment loss in relation to deferred commission costs capitalized.

Adoption Date Impact:

The cumulative effects of applying the new guidance to all contracts with customers that were not substantially completed as of January 1, 2018 was recorded as an adjustment to retained earnings as of the adoption date were as follows:

	December 31, 2017	Adjustment due to Topic 606	January 1, 2018

Trade receivables, net	16,150	(153)	15,997

Other long-term assets	8,133	10,171	18,304

Deferred tax asset, net	7,451	(2,516)	4,935

Current Period Impact:

In accordance with ASC 606, the disclosure of the impact of adoption to the Company’s consolidated statements of income (loss) and consolidated balance sheets is as follows:

	Year ended December 31, 2018
	As reported	Impact of Adoption of ASC 606	Amounts under Topic 605

Revenues	234,404	(268)	234,136

Operating expenses:
Sales and marketing	111,386	2,468	113,854

Taxes on income	3,063	608	3,671

Net income	11,735	3,344	8,391

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	As of December 31, 2018
	As reported	Impact of Adoption of ASC 606	Amounts under Topic 605

Assets:
Trade receivables, net	17,166	(206)	16,960

Other long-term assets	20,724	(10,732)	9,992

Liabilities:
Deferred revenues	83,955	(94)	83,861

Shareholders' equity:
Retained earnings	363,957	(10,844)	353,113

  Remaining Performance Obligations:
Transaction price allocated to remaining performance obligations represents non-cancelable contracts that have not yet been recognized, which includes deferred revenue and amounts not yet received that will be recognized as revenue in future periods.

The aggregate amount of the transaction price allocated to remaining performance obligations was approximately $222,094 as of December 31, 2018. The Company expects to recognize approximately 61% in 2019 from remaining performance obligations as of December 31, 2018 and the remainder thereafter.

m.        Shipping and handling fees and costs:

Shipping and handling fees charged to the Company's customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a cost of revenues.

n.         Cost of revenues:

Cost of products is comprised of cost of software and hardware production, manuals, packaging, license fees paid to third parties, fees paid to managed security service provider (related parties), inventory write-offs and amortization of acquired technology.

Cost of services is comprised of cost of post-sale customer support and hosting services.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.         Warranty costs:

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2018, 2017 and 2016 were immaterial.

p.	Research and development expenses, net:

Research and development costs are charged to the consolidated statements of income (loss) as incurred. ASC No. 985-20, "Software - Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

q.         Grants:

During 2016-2018, the Company received non-royalty-bearing grants from the Israel Innovation Authority ("IIA") for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses, net.

Research and development grants deducted from research and development expenses, net amounted to $712, $545 and $880 in 2018, 2017 and 2016, respectively.

r.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income (loss).

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

The Company selected the Black-Scholes-Merton option pricing model to account for the fair value of its stock-options awards with only service conditions and whereas the fair value of the restricted stocks units awards ("RSU") is based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical period equivalent to the option's expected term. The expected option term represents the period of time that options are expected to be outstanding based on historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

Compensation expense related to the performance RSU granted to the Chief Executive Officer of the Company is computed using the fair value of the awards at the date of grant. Potential shares to be issued for performance share awards granted in 2018 are subject to a market condition based on the performance of the Company share price. The fair value of these awards was determined using a Monte Carlo simulation methodology. The Company recognizes compensation expenses for the value of its awards based on the accelerated attribution method over the requisite service period of the awards. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award and calculates the fair value of each award. The Monte Carlo simulation methodology requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical period equivalent to the option's expected term. The expected option term represents the period of time that options are expected to be outstanding. Expected term of options is based on historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

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

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2018, 2017 and 2016 was estimated using the following weighted average assumptions:

Employees' stock option plan:

	Year ended December 31,
	2018	2017	2016

Risk free interest rate	2.78%	1.66%	1.12%
Dividend yields	0%	0%	0%
Expected volatility	30%	32%	34%
Weighted average expected term from grant date (in years)	3.78	3.80	3.88

On January 1, 2017, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2016-09 (Topic 718) Compensation - Stock Compensation: Improvements to Employee Stock-Based Payment Accounting, which simplifies several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, forfeiture, statutory tax withholding requirements, and classification on the statement of cash flows.

The impact of the adoption on the Company's consolidated financial statements was as follows:

•
Income tax accounting: The Company is required to record excess tax benefits and tax deficiencies related to stock-based compensation as income tax benefit or expense in the consolidated statements of income (loss) prospectively when share-based awards vest or are settled. Since the Company utilized the entire previously unrecognized excess tax benefits before the adoption, no a cumulative-effect was recorded in the opening retained earnings.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•
Cash flow presentation of excess tax benefits: The Company is required to classify excess tax benefits along with other income tax cash flows as an operating activity either prospectively or retrospectively. The Company elected to apply the change in presentation to the consolidated statements of cash flows prospectively from January 1, 2017.

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

The majority of the Group's cash, cash equivalents and bank deposits are invested in major banks in Israel and the U.S. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured.  Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short-term and long-term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2018, 70% of the Group's short-term bank deposits were deposited in major Israeli banks in Israel which are rated AAA, as determined by the Israeli affiliate of Standard & Poor's ("S&P"), and 30% were deposited in the U.S. branch of another major Israeli bank which is also rated AAA, as determined by the Israeli affiliate of S&P.

As of December 31, 2018, the maximal contractual duration of any of the Company's bank deposits was 2.25 years, the weighted average duration of the Company's deposits was 1.30 years, and the weighted average time to maturity was 0.48 years.

The Company's available-for-sale marketable securities include investments in foreign banks, government debentures and corporate debentures. The financial institutions that hold the Company's available-for-sale marketable securities are major U.S. financial institutions, located in the United States. The Company's management believes that the Company's available-for-sale marketable securities portfolio is a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company's may invest in each issuer, and accordingly, management believes that minimal credit risk exists from geographic or credit concentration with respect to these securities.

As of December 31, 2018, 47% of the Company's available-for-sale marketable securities portfolio was invested in debt securities of financial institutions, 5% in debt securities of governmental institutions, and 48% in debt securities of corporations.

From geographic prospective, 38% of the Company’s available-for-sale marketable securities portfolio was invested in debt securities of U.S. issuers, 29% was invested in debt securities of European issuers and 33% was invested in debt securities of other geographic-located issuers. As of December 31, 2018, 91% of the Company's available-for-sale marketable securities portfolio was rated A- or higher, as determined by S&P, 7% was rated BBB or BBB+ and 2% was rated BB-.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Group are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. Bad debt expenses for the years ended December 31, 2018, 2017 and 2016 were nil, $ 109 and nil, respectively. Total write offs during 2018 amounted to $ 100 and nil during 2017 and 2016.

u.	Employee related benefits:

Severance pay:

The Group's liability for severance pay recorded mainly with respect to its Israeli employees for periods prior to April 1, 2007 (the "Transition Date") is calculated pursuant to the Israeli Severance Pay Law - 1963 ("ISP Law"), based on the most recent salary of the employees multiplied by the number of years of employment as of the Transition Date. The Company recorded as expenses the increase in the severance liability, net of earnings (losses) from the related investment fund. Israeli employees were entitled to one month's salary for each year of employment, or a portion thereof. Until the Transition Date, the Group's liability was partially funded by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a provision established by the Company.

The carrying value of the deposited funds for the Group's Israeli employees severance pay for employment periods prior to the Transition Date include profits and losses accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the ISP Law or employment agreements.

Effective as of the Transition Date, the Group's agreements with employees in Israel are in accordance with Section 14 of the ISP Law which provide that the employer's contributions to severance pay fund shall cover its entire severance obligation with respect to period of employment subsequent to the Transition Date. Upon termination, the release of the contributed amounts from the fund to the employee shall relieve the employer from any further severance obligation and no additional payments are required to be made by the employer to the employee. As a result, the related obligation and amounts deposited in respect of such obligation are not stated on the consolidated balance sheets, as the employer is legally released from severance obligation to employees once the amounts have been fully deposited, and the Company has no legal ownership in the amounts deposited. Consequently, effective from the Transition Date, the Company increased its contribution to the deposited funds to cover the full amount of the employees' salaries.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance pay expenses for the years ended December 31, 2018, 2017 and 2016 amounted to approximately $4,259, $3,296 and $3,603, respectively. Accrued severance pay is included in other long-term liabilities in the consolidated balance sheets.

v.	Fair value of financial instruments:

The Company measures its cash equivalents, bank deposits, available-for-sale marketable securities and contingent consideration at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3	-	Unobservable inputs which are supported by little or no market activity.
The carrying amounts of cash equivalents, trade receivables, trade payables, short-term bank deposits, other current assets and prepaid expenses and other payables and accrued expenses, approximate at fair value because of their generally short maturities.

w.        Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220, "Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive income (loss) relates to available-for-sale marketable securities adjustment.

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

Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus potential dilutive ordinary shares considered outstanding during the period, if any, in accordance with ASC No. 260, "Earnings Per Share". The total number of ordinary shares related to outstanding stock options excluded from the calculation of diluted income (loss) per share as they would have been anti-dilutive was 1,166,488, 981,750 and 4,665,638 for the years ended December 31, 2018, 2017 and 2016, respectively.

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

In February 2016, the FASB issued ASU 2016-02. ASU 2016-02 changes the current lease accounting standard by requiring the recognition of lease assets and lease liabilities for all leases, including those currently classified as operating leases. The guidance establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the consolidated balance sheets for all leases. The guidance is effective for the interim and annual periods beginning on or after December 15, 2018, and the Company will adopt the standard on January 1, 2019. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The standard provides a number of optional practical expedients in transition. To adopt this new standard, the Company has implemented changes to its existing systems and processes in conjunction with a review of existing vendor agreements.

The Company expects adoption of the standard to have a material impact on its consolidated balance sheets which will result in the recognition of ROU assets and lease liabilities of approximately between $18,931 and $23,137 at January 1, 2019. The most significant impact from recognition of ROU assets and lease liabilities relates to office premises. The Company's financial income, net will be impacted by the revaluation of the lease liabilities in non USD denominated currencies.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019; early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, "Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract." The new standard requires capitalization of the implementation costs incurred in a cloud computing arrangement that is a service contract, with the requirements for capitalization costs incurred to develop or obtain internal-use software. Capitalized implementation costs will be required to be amortized over the term of the arrangement, beginning when the module or component of the cloud computing arrangement that is a service contract is ready for its intended use. The standard will be effective for the Company beginning January 1, 2020, with early adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

ab.	Impact of recently issued accounting pronouncements:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new standard related to revenue recognition. Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company adopted Accounting Standard Update (“ASU”) No. 2014-09 utilizing the modified retrospective method for all open contracts on the date of initial application. The cumulative impact of applying the new guidance to all contracts with customers that were not substantially completed as of January 1, 2018 was recorded as an adjustment to retained earnings as of the adoption date. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the historic accounting under Revenue Recognition Topic 605 ("ASC No. 605"). In addition, the Company also implemented the guidance in ASC No. 340-40, "Other Assets and Deferred Costs". Under the historic accounting policy, sales commissions were expensed as incurred. The current standard requires the capitalization of all incremental costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained, provided the Company expects to recover the costs. For further information see Note 2l.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.	Reclassifications:

Certain amounts in prior years' consolidated financial statements have been reclassified to conform to the current year's presentation.

An amount of $2,322 related to withholding tax and advances on surplus expenses was reclassified from other long-term liabilities to other receivables and prepaid expenses. The reclassification had no effect on previously reported net income (loss) or shareholders' equity.

NOTE 3:-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2018				2017
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$6,759	$(11)	$-	$6,748	$22,294	$(63)	$3	$22,234
Corporate debentures	9,021	(27)	-	8,994	20,354	(20)	5	20,339

Total available-for-sale marketable securities	$15,780	$(38)	$-	$15,742	$42,648	$(83)	$8	$42,573

Marketable securities with contractual maturities from one to three years are as follows:

	December 31,
	2018				2017
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$43,266	$(358)	$6	$42,914	$14,463	$(61)	$2	$14,404
Corporate debentures	19,881	(338)	5	19,548	9,554	(19)	32	9,567

Total available-for-sale marketable securities	$63,147	$(696)	$11	$62,462	$24,017	$(80)	$34	$23,971

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of more than three years are as follows:

	December 31,
	2018				2017
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$11,926	$(357)	$-	$11,569	$13,603	$(198)	$-	$13,405
Corporate debentures	10,998	(360)	-	10,638	17,308	(257)	-	17,051

Total available-for-sale marketable securities	$22,924	$(717)	$-	$22,207	$30,911	$(455)	$-	$30,456

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2018 and 2017 were as follows:

	December 31, 2018
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair Value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Foreign banks and government debentures	$26,860	$(177)	$24,966	$(550)	$51,826	$(727)
Corporate debentures	11,947	(122)	23,605	(604)	35,552	(726)

Total available-for-sale marketable securities	$38,807	$(299)	$48,571	$(1,154)	$87,378	$(1,453)

	December 31, 2017
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Foreign banks and government debentures	$40,104	$(275)	$6,486	$(48)	$46,590	$(323)
Corporate debentures	29,280	(226)	8,173	(69)	37,453	(295)

Total available-for-sale marketable securities	$69,384	$(501)	$14,659	$(117)	$84,043	$(618)

As of December 31, 2018, the Company had 52 investments with continuous unrealized loss for more than 12 months.

As of December 31, 2018, and 2017, interest receivable amounted to $898 and $833, respectively, and is included within available-for-sale marketable securities in the consolidated balance sheets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, "Fair Value Measurements and Disclosures", the Company measures its cash equivalents, available-for-sale marketable securities and acquisition related contingent consideration at fair value on recurring basis. Cash equivalents and marketable securities are classified within Level 1 or Level 2 since these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The liability with respect to contingent consideration regarding Seculert acquisition is classified within Level 3 since this liability is valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company's financial assets and liabilities measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2018, and 2017:
	December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets

Cash equivalents:

Money market funds	$4,970	$-	$-	$4,970

Government debentures	-	4,986	-	4,986

Available-for-sale:

Foreign banks and government debentures	-	61,231	-	61,231
Corporate debentures	-	39,180	-	39,180

Total financial assets	$4,970	$105,397	$-	$110,367

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets

Cash equivalents:
Money market funds	$501	$-	$-	$501

Available-for-sale:

Foreign banks and government debentures	-	50,043	-	50,043
Corporate debentures	-	46,957	-	46,957

Total financial assets	$501	$97,000	$-	$97,501

Liabilities

Contingent consideration	$-	$-	$1,550	$1,550

Total financial liabilities	$-	$-	$1,550	$1,550

The table below presents the changes in Level 3 contingent consideration obligation measured on a recurring basis and related to business combination of Seculert from January 2017:

Fair value at January 1, 2017	$-
Acquisition date fair value of contingent consideration related to investment in Seculert (see Note 1c)	1,981
Changes in the fair value of contingent consideration in Seculert	(431)
Fair value at December 31,2017	1,550
Changes in the fair value of contingent consideration in Seculert	(240)
Payment of contingent consideration in Seculert	(1,310)
Fair value at December 31, 2018	$-

As of December 31,2017, the Company estimated the fair value of the contingent consideration using Monte Carlo simulation with a discount rate of 16% and based on various probabilities for Seculert to meet the revenues milestone and the completion of the R&D development (refer to Note 1c for further details). As of December 31, 2017, the R&D milestone was not achieved and no payments to Seculert's shareholders were due. Accordingly, the Company recorded a net income of $431 in 2017. During 2018, the R&D milestone was achieved and a payment in amount of $1,310 to Seculert's shareholders was due. As of December 31, 2018, the Company estimated that no further payments will be required and accordingly, recorded a benefit of $240 in the general and administrative in order to reduce the contingent consideration fair value to nil.

Changes in the contingent consideration are recorded in the consolidated statements of income (loss) in operating expenses under Research and development, net.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2018	2017

Raw materials and components	$2,140	$1,963
Work-in-progress	1,894	279
Finished products	14,367	16,530

	$18,401	$18,772

NOTE 6:-     PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2017
Cost:

Computer, peripheral equipment and software	$90,054	$84,670
Office furniture and equipment	11,121	10,416
Leasehold improvements	6,188	5,790

	107,363	100,876
Accumulated depreciation:

Computer, peripheral equipment and software	72,236	67,275
Office furniture and equipment	7,710	6,684
Leasehold improvements	3,740	3,275

	83,686	77,234

Property and equipment, net	$23,677	$23,642

Depreciation expenses for the years ended December 31, 2018, 2017 and 2016 were $8,834, $10,001 and $ 9,253, respectively.

In 2016, the Company commenced a project for a global roll-out of its Enterprise Resource Planning systems ("ERP"). The Company capitalizes costs incurred related to the system according to ASC 350-40 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". As of December 31, 2018 and 2017, the Company capitalized $1,275 and $1,526, respectively, which is included in "Computer, peripheral equipment and software".

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	INTANGIBLE ASSETS, NET

Intangible assets:

	Weighted
	average
	amortization	December 31,
	Period	2018	2017
	(years)
Cost:
Acquired technology	8.2	$25,561	$25,561
Customers relationships and brand name	5.8	9,817	9,817

		35,378	35,378

Accumulated amortization:
Acquired technology		16,139	15,297
Customers relationships and brand name		9,772	9,666

		25,911	24,963

Intangible assets, net		$9,467	$10,415

Amortization expenses for the years ended December 31, 2018, 2017 and 2016 were $948, $1,231 and $1,119, respectively.

Future estimated amortization expenses for the years ending:

December 31,

2019	$1,712
2020	1,071
2021	1,037
2022	1,037
2023 and thereafter	4,610

Total	$9,467

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2018	2017

Accrued expenses and other	$7,068	$5,939
Subcontractors accrual	1,160	1,692
Accrued taxes	3,863	6,523
Contingent consideration related to the acquisition	-	1,550

	$12,091	$15,704

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Group are leased under various operating lease agreements, which expire on various dates, the latest of which is on April 30, 2026. Aggregate minimum rental payments under non-cancelable operating leases as of December 31, 2018 and for each succeeding fiscal year indicated below are (in the aggregate) as follows:

2019	$4,661
2020	2,877
2021	1,109
2022	474
2023 and there after	1,047

$10,168

Total rent expenses for the years ended December 31, 2018, 2017 and 2016 were $6,047, $6,161 and $5,377 respectively (see also Note 15b).

b.	Litigation:

1.
On April 4, 2016, F5 Networks, Inc. ("F5") filed a lawsuit against the Company’s Subsidiary ("Radware Inc.") in the United States District Court for the Western District of Washington, alleging infringement of three U.S. patents of F5 relating to Radware Inc. ADC and WAF products. On December 16, 2016, the Company filed an amended counterclaim in this action for patent infringement of a recently issued Radware patent directed to outbound link load balancing.  In June 2017, the case was transferred to the United States District Court for the Northern District of California.  On November 19, 2018, the Court granted partial summary judgment of non-infringement of the Company’s patent. The Company denies that any of its products infringe any valid claims of the asserted F5 patents and intends to continue to vigorously oppose F5’s claims. However, since discovery and litigation is still in a preliminary stage, the Company, based on its legal advisors, cannot estimate what impact, if any, the litigation may have on its results of operations, financial condition or cash flows.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.
On August 29, 2013, F5 filed an amended answer and counterclaim in an action brought by the Company against F5 on May 1, 2013 for infringement of three of the Company's patents regarding link load balancing technology. The Company prevailed in its affirmative case at trial, resulting in a damages award of $6,800 plus costs. The Court also permanently enjoined F5 from infringing the Company's patents-in-suit.  In its counterclaim, F5 alleged infringement of four F5 patents related to cookie persistence technology. In particular, while F5 acknowledged that the Company is licensed to each of the F5 patents-in-suit, F5 contends that the Company's AppDirector and Alteon product lines perform unlicensed modes of the patents-in-suit. F5's counterclaim further alleged trade libel and unfair competition resulting from statements allegedly made by the Company asserting that F5 is responsible for certain internet service problems at major banks, including the Bank of America. On December 6, 2013, the Company filed an answer denying the allegations in F5's counterclaims. On June 26, 2014, pursuant to the parties' joint stipulation, the Court dismissed with prejudice F5's patent infringement counterclaim with respect to the Company's AppDirector product line. In June 2015, in response to the Company's Summary Judgment Motion, F5 conceded that the current version of Alteon does not infringe any of the F5 patents-in-suit and that its allegations are limited to a previous version of Alteon. On January 7, 2016, pursuant to the parties' joint stipulation, the Court dismissed with prejudice F5's trade libel and unfair competition counterclaims. On May 9, 2016, F5 accepted our offer for judgment of $40 all of F5's remaining claims and on September 7, 2016 the Court entered judgment in the same amount. This portion of the judgment is not appealable. After judgment, both the Company and F5 appealed other portions of the judgment to the Federal Circuit. F5 appealed the judgment for the Company, while the Company appealed orders that limited the amount of damages and the scope of the permanent injunction. F5 has posted a bond with the Court for the entire judgment amount in favor of the Company.

The Federal Circuit affirmed the entire judgment on September 18, 2017 and remanded the case to the District Court on October 25, 2017, upon expiration of the time allowed for either party to request reconsideration of the affirmance.  Upon remand, the case was re-assigned to Judge Chabria on November 21, 2017.  On November 28, 2017, the Company moved to release the bond posted by F5. On December 6, 2017, the Court granted the Company's motion.  On January 16, 2018 the Company filed the necessary tax documents to collect the funds, which, together with interest amounted to $6,900 and which were in turn released by the Court on January 29, 2018.

The above amount was recorded as other income in the consolidated statements of income (loss) as of December 31, 2017.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.
In July 2017 the Company reached a settlement with the Israeli Tax Authorities ("ITA") regarding the Company's corporate tax returns from the years 2012, 2013 and 2014. The settlement amounted to a total payment of $10,728 (NIS 37,727). The Company had provisions for the related years in the amount of $10,950. The amount in excess (approximately $200) was recorded as a tax benefit during 2017.

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

b.          Treasury stock:

In April 2017 the Company's Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40,000 of the Company's ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan expired on April 24, 2018. In May 2018 the Company's Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40,000 of the Company's ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan will expire on April 30, 2019. During 2018 and 2017 the Company purchased a total of 194,704 and 25,782 of its ordinary shares for total consideration of $4,275 and $413, respectively. Total consideration for the purchase of these ordinary shares was recorded as Treasury stock, at cost, as part of shareholders' equity.

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

Pursuant to the Stock Option Plans, the Company reserved for issuance 31,902,967 ordinary shares. As of December 31, 2018, an aggregate of 2,237,959 ordinary shares of the Company were still available for future grants.

On February 1, 2010, the Company's Board of Directors adopted an additional addendum to the share option plan allowing the allocation of short-term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing market price of the shares on the NASDAQ on the date of grant of a respective option award. As of December 31, 2018, 1,000,000 ordinary shares have been reserved for option grants under this addendum. As of December 31, 2018, an aggregate of 763,306 ordinary shares of the Company, under this addendum, were still available for future grants.

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

As of December 31, 2018, 1,744,440 ordinary shares are available for issuance under future ESPP. During 2018, 2017 and 2016 there was no offering under the ESPP.

Modification of Stock Options:

During 2016, the Board of Directors of the Company approved the repricing of 667,750 stock options for several employees and senior management, previously granted under the Stock Option Plans. As a result, the exercise price of the options was lowered to the price per share of the stock at the free market. There was no change in the number of shares subject to each option, vesting or other terms of the options. The incremental expense for the repricing of the options is approximately $1,187. For the years ended December 31, 2018, 2017 and 2016, the Company recorded expenses totaling $199, $389 and $359, respectively, associated with the repricing.

A summary of employees and directors option activity under the Company's Stock Option Plans as of December 31, 2018 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2018	6,549,043	$14.66	3.08	$31,202
Granted	1,134,100	24.82
Exercised	(2,416,115)	14.51
Expired	(5,000)	13.83
Forfeited	(406,825)	16.32

Outstanding at December 31, 2018	4,855,203	$16.96	3.30	$29,774

Exercisable at December 31, 2018	1,121,414	$14.27	2.25	$9,250

Vested and expected to vest at December 31, 2018	4,475,576	$16.67	3.24	$28,253

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      SHAREHOLDERS' EQUITY (Cont.)

The outstanding of options that are in-the-money at December 31, 2018, 2017 and 2016 are 3,983,216, 6,506,043 and 3,925,483, respectively.

The exercisable options that are in-the-money at December 31, 2018, 2017 and 2016 are 1,112,589, 2,068,522 and 982,890, respectively.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2018, 2017 and 2016 was $6.67, $4.31 and $3.48, respectively.

As of December 31, 2018, there was approximately $8,273 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans (including expenses associated with the repricing). That cost is expected to be recognized over a weighted-average period of 1.52 years. Total grant-date fair value of vested options for the year ended December 31, 2018 was approximately $ 4,625.

The options outstanding under the Company's Stock Option Plans as of December 31, 2018, 2017 and 2016 have been separated into ranges of exercise price as follows:

December 31, 2018
Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		Average
exercise	Number of	contractual	exercise	Number of	Exercise
price	options	life (years)	price	options	price

$10.04-14.74	2,408,143	2.72	$13.47	755,327	$13.28
$15.09-19.30	1,356,636	3.20	$16.80	354,136	$16.09
$20.62-27.15	1,090,424	4.70	$24.88	11,951	$22.68

	4,855,203			1,121,414

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 10:-      SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes information relating to RSUs, as well as changes to such awards during 2018:

Year ended December 31,
2018

Outstanding at January 1, 2018	1,279,502
Granted	366,826
Vested	(455,988)
Forfeited	(112,431)

Outstanding as of December 31, 2018	1,077,909

As of December 31, 2018, there was approximately $9,134 of total unrecognized compensation costs related to non-vested RSUs granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.60 years.

The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2018, 2017 and 2016 were $23.82, $16.24 and $12.79, respectively.

Stock-based compensation was recorded in the following items within the consolidated statements of income (loss):

	Year ended December 31,
	2018	2017	2016

Cost of revenues	$221	$241	$180
Research and development, net	3,123	3,867	3,339
Sales and marketing	7,072	6,894	5,661
General and administrative	2,087	2,029	2,340

Total expenses	$12,503	$13,031	$11,520

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2018	2017	2016

Numerator for basic and diluted net earnings (loss) per share:

Net income (loss)	$11,735	$(7,493)	$(8,659)

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings (loss) per share	45,289,296	43,475,844	43,868,221
Effect of dilutive securities:
Employee stock options	2,402,572	-	-

Denominator for diluted net earnings (loss) per share	47,691,868	43,475,844	43,868,221

Basic net earnings (loss) per share	$0.26	$(0.17)	$(0.20)

Diluted net earnings (loss) per share	$0.25	$(0.17)	$(0.20)

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME

a.          General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2018	2017

Beginning balance	$1,534	$13,217
Additions for prior year tax positions	221	290
Reclassified from current tax payable	574	-
Decrease for prior year tax positions	(88)	(1,245)
Additions for current year tax positions	973	-
Decreases relating to the settlement with tax authorities	-	(10,728)

Ending balance	$3,214	$1,534

As of December 31, 2018, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

During the years ended December 31, 2018, 2017 and 2016 amounts of $(88), $290 and $911, respectively, were (deducted from) added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2018, and 2017, the Company had accrued interest liability related to uncertain tax positions in the amounts of $214 and $134 respectively, which is included within income tax accrual on the consolidated balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within taxes on income expense.

In July 2017, the Company reached a settlement with the ITA regarding the Company's corporate tax returns from the years 2012, 2013 and 2014. As a result, the Company's Israeli tax returns have been examined for all years including and prior to fiscal 2014, and the Company is no longer subject to audit for these periods. (See also Note 9b(3)).

The Company's U.S subsidiary files income tax return in the U.S federal jurisdiction. Tax returns have been examined for all years prior to fiscal 2015, and the Company's U.S subsidiary is no longer subject to audit for these periods.

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

The Israeli corporate tax rate in 2018 is 23%, 2017 is 24% and 2016 is 25%. A company is taxable on its real capital gains at the corporate tax rate in the year of sale.

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

Out of the Company's retained earnings as of December 31, 2018, $123,537 are tax-exempted attributable to its Privileged Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits, and an income tax liability of up to $29,649 would be incurred as of December 31, 2018.

The Company's Board of Directors has determined that it will not distribute any amounts of its undistributed tax-exempt income as dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company's Approved Enterprise and Privileged Enterprise programs as the undistributed tax-exempt income is essentially permanent by reinvestment.

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

The new tax tracks under the Amendment are as follows:

Technological Preferred Enterprise - an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A reduced flat corporate tax rate of 12% (or 7.5% for entities located in Development Area A) on qualifying income deriving from eligible Intellectual Property (“Preferred Technology Income”), subject to satisfaction of a number of conditions, including compliance with a minimal amount or ratio of annual Research and development expenditure and Research and development employees, as well as having at least 25% of annual income derived from export.

The technological preferred enterprise regulation stipulated by the law was enacted during the second quarter of 2017, effective from January 1, 2017. The Company expects to meet the requirements, as detailed above, to be considered as a technological preferred enterprise.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2018	2017	2016

Current taxes	$5,371	$5,561	$4,338
Deferred taxes	(2,308)	91	(2,687)

	$3,063	$5,652	$1,651

Domestic	$2,049	$238	$283
Foreign	1,014	5,414	1,368

	$3,063	$5,652	$1,651

	Year ended December 31,
	2018	2017	2016
Domestic taxes:

Current taxes	$2,206	$238	$494
Deferred taxes	(157)	-	(211)

	2,049	238	283
Foreign taxes:

Current taxes	3,165	5,323	3,844
Deferred taxes	(2,151)	91	(2,476)

	1,014	5,414	1,368

	$3,063	$5,652	$1,651

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2018	2017

Carryforward tax losses	$4,743	$5,626
Deferred revenues	6,350	6,598
Temporary differences	5,093	5,216
Unrealized losses on marketable securities	331	132

Deferred tax assets before valuation allowance	16,517	17,572
Valuation allowance	(3,247)	(3,577)

Net deferred tax asset	13,270	13,995

Intangible assets, including goodwill	(4,047)	(4,536)
Depreciable assets	(1,780)	(2,008)

Deferred tax liability	(5,827)	(6,544)

Net deferred tax assets	$7,443	$7,451

	December 31,
	2018	2017

Domestic deferred tax asset, net	$1,047	$1,359
Foreign deferred tax asset, net	6,396	6,092

	$7,443	$7,451

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

e.	Foreign:

During 2018, the Company's subsidiary in the U.S. is subject to U.S. federal tax at the rate of 21%.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "TCJA") was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 34% to 21% effective for tax years beginning after December 31, 2017. The Company has calculated its best estimate of the impact of the TCJA in its year end income tax provision in accordance with its understanding of the TCJA and guidance available as of the date of this filing and as a result has recorded $3,249 as an additional taxes on income expense in the fourth quarter of 2017, the period in which the legislation was enacted.

The SEC staff issued SAB 118 which allowed the Company to record provisional amounts during a measurement period of 12 months following the Tax Act. During 2018, the Company completed the accounting treatment related to tax effects of the Tax Act and no material differences were identified from the recorded provisional amounts.

Through December 31, 2018, the U.S. subsidiary had a U.S. federal loss carry forward of $4,761, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2024 and fiscal 2027.

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the statement of operations is as follows:

	Year ended December 31,
	2018	2017	2016

Income (loss) before taxes, as reported in the consolidated statements of income (loss)	$14,798	$(1,841)	$(7,008)

Statutory tax rate	23%	24%	25%
Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$3,404	$(442)	$(1,752)
Tax adjustment in respect of different tax rate of foreign subsidiary	65	334	427
Non-deductible expenses and other permanent differences	(340)	375	200
Deferred taxes on losses for which valuation allowance was provided, net	743	1,288	463
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	(2,259)	(709)	-
Stock compensation relating to stock options per ASC No. 718	1,073	1,976	1,342
Income taxes in respect of prior years	273	(1,038)	-
Change of tax rate	696	3,249	-
Approved, Privileged and Preferred enterprise loss (benefits) (*)	(684)	347	916
Other	92	272	55

Actual tax expense	$3,063	$5,652	$1,651

(*)	Basic earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.00	$0.00	$0.03
	Diluted earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.00	$0.00	$0.03

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2018	2017	2016

Domestic	$9,009	$(5,918)	$(11,475)
Foreign	5,789	4,077	4,467

Income (loss) before taxes on income	$14,798	$(1,841)	$(7,008)

NOTE 13:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2018, 2017 and 2016 from a geographical perspective:

	Year ended December 31,
	2018	2017	2016
Revenues from sales to customers located at:

The United States	$82,990	$78,464	$67,953
America - other	19,501	19,437	16,780
EMEA *)	51,888	45,077	42,104
Germany	23,863	11,512	11,620
Asia Pacific	56,162	56,879	58,128

	$234,404	$211,369	$196,585

*)	Europe, the Middle East and Africa – without Germany.

The following table presents long-lived assets as of December 31, 2018 and 2017 from a geographical perspective:

	December 31,
	2018	2017
Long-lived assets, by geographic region:

America (principally the United States)	$1,736	$1,822
Israel	20,856	20,832
EMEA - other	253	251
Asia Pacific	832	737

	$23,677	$23,642

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2018	2017	2016
Financial income, net:

Interest on bank deposits and other	$5,279	$3,528	$2,947
Amortization of premiums, accretion of discounts and interest on available-for-sale marketable securities, net	2,304	2,008	1,813
Gain from sale of available-for-sale marketable securities	-	18	1,771
Bank charges	(113)	(89)	(116)
Foreign currency translation differences, net	(196)	(635)	(674)

	$7,274	$4,830	$5,741

NOTE 15:-      BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain members of the Company's Board of Directors, management or shareholders have interest:

a.	The following related party balances are included in the consolidated balance sheets:

	December 31,
	2018	2017

Trade receivables and prepaid expenses	$963	$1,207

Trade payables and accrued expenses	$604	$205

b.	The following related party transactions are included in the consolidated statements of income (loss):

	Year ended December 31,
	2018	2017	2016

Revenues (1)	$1,324	$2,547	$1,766

Cost of revenues (2)	$6,956	$4,280	$3,095

Operating expenses, net - primarily lease, sub-contractors and communications (3)	$4,757	$4,853	$4,546

Purchase of property and equipment	$2,761	$1,663	$1,869

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-   BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

(1)	Distribution of the Company's products on a non-exclusive basis.

(2)	Related to cost of product purchased from one of the related companies.

(3)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company provides certain services to related parties.

NOTE 16:-	EVENTS AFTER THE REPORTING DATE

In March 2019, the Company completed the acquisition of Kaalbi Technologies Private Ltd. (“ShieldSquare”), a company engaged in in Bot mitigation and Bot management solutions for a total consideration of $14,000.