Form 20-F
period 2019-12-31
RADWARE LTD
filed 2020-04-02
CIK 1094366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

22 Raoul Wallenberg Street, Tel Aviv6971917, Israel

(Address of principal executive offices)

Doron Abramovitch

Chief Financial Officer

Tel. +972-3-7668666, Fax: +972-3-7668982

22 Raoul Wallenberg Street, Tel Aviv6971917, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, NIS 0.05 par value per share	RDWR	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2019):

46,987,757 Ordinary Shares, NIS 0.05 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes  ☐ No

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one

Large Accelerated Filer ☒	Accelerated Filer ☐
Non-Accelerated Filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

☐ Yes  ☒ No

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to “we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries.

When the following terms and abbreviations appear in the text of this annual report, they have the meanings indicated below:

•

“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•

“dollars,” “$” or “US$” are to U.S. dollars;

•

“Nasdaq” are to the Nasdaq Global Market (formerly, the Nasdaq National Market);

•

“NIS” or “shekels” are to New Israeli Shekels.

•

“ordinary shares” are to our Ordinary Shares, par value NIS 0.05 per share;

•

the “SEC” are to the U.S. Securities and Exchange Commission;

•

the "U.S." are to the United States; and

•

“U.S. GAAP” are to generally accepted accounting principles in the United States.

We have registered trademarks for, among others, Radware®; Radware Logo:

 ®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; Triangulation®; SmartNat®; StringMatch Engine®; Web Server Director®; Fireproof®; SecureFlow®; APSolute Vision®; vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; TeraVIP®; Virtual Director®; DefensePipe®; RADWARE ADC Fabric®; CyberStack®; Virtual DefensePro®; VADI® (Virtual Application Delivery Infrastructure) and SHIELDSQUARE® and we have non registered trademarks for, among others, ADC-VX™ and Inflight™. Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On March 29, 2020, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.598 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Such forward-looking statements appear in Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and Item 5 “Operating and Financial Review and Prospects” as well as elsewhere in this annual report. These statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” and in our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents

PART I
ITEM 1.Identity of Directors, Senior Management and Advisers	8
ITEM 2.Offer Statistics and Expected Timetable	8
ITEM 3.Key Information	9
A.Selected Financial Data	9
B.Capitalization and Indebtedness	10
C.Reasons for the Offer and Use of Proceeds	10
D.Risk Factors	10
ITEM 4.Information on the Company	36
A.History and Development of the Company	36
B.Business Overview	36
C.Organizational Structure	53
D.Property, Plants and Equipment	54
ITEM 4A.Unresolved Staff Comments	55
ITEM 5.Operating and Financial Review and Prospects	55
A.Operating Results	55
B.Liquidity and Capital Resources	70
C.Research and Development, Patents and Licenses, etc.	74
D.Trend Information	74
E.Off-Balance Sheet Arrangements	76
F.Tabular Disclosure of Contractual Obligations	76
ITEM 6.Directors, Senior Management and Employees	77
A.Directors and Senior Management	77
B.Compensation	81
C.Board Practices	84
D.Employees	89
E.Share Ownership	90
ITEM 7.Major Shareholders and Related Party Transactions	93
A.Major Shareholders	93
B.Related Party Transactions	94
C.Interests of Experts and Counsel	97
ITEM 8.Financial Information	98
A.Consolidated Statements and other Financial Information	98
B.Significant Changes	98

ITEM 9.The Offer and Listing	100
A.Offer and Listing Details	100
B.Plan of Distribution	100
C.Markets	100
D.Selling Shareholders	100
E.Dilution	100
F.Expenses of the Issue	100
ITEM 10.Additional Information	101
A.Share Capital	101
B.Memorandum and Articles of Association	101
C.Material Contracts	101
D.Exchange Controls	101
E.Taxation	101
F.Dividends and Paying Agents	115
G.Statement by Experts	115
H.Documents on Display	115
I.Subsidiary Information	115
ITEM 11.Quantitative and Qualitative Disclosures about Market Risk	116
ITEM 12.Description of Securities other than Equity Securities	118
PART II
ITEM 13.Defaults, Dividend Arrearages and Delinquencies	119
ITEM 14.Material Modifications to the Rights of Security Holders and Use of Proceeds	119
ITEM 15.Controls and Procedures	119
ITEM 16.RESERVED
ITEM 16A.Audit Committee Financial Expert	120
ITEM 16B.Code of Ethics	121
ITEM 16C.Principal Accountant Fees and Services	121
ITEM 16D.Exemptions from the Listing Standards for Audit Committees	122
ITEM 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers	122
ITEM 16F.Change in Registrant’s Certifying Accountant	123
ITEM 16G.Corporate Governance	123
ITEM 16H.Mine Safety Disclosure	123
PART III
ITEM 17.Financial Statements	124
ITEM 18.Financial Statements	124
ITEM 19.Exhibits	124
SIGNATURE	125

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.Selected Financial Data

The following tables present selected information from our consolidated statements of income (loss) and balance sheets data for the periods and as of the dates indicated. We derived the selected consolidated statements of income (loss) for the years ended December 31, 2019, 2018 and 2017 and the selected balance sheets data as of December 31, 2019 and 2018 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global. The selected consolidated statements of income (loss) data for the years ended December 31, 2016 and 2015 and the selected balance sheets data as of December 31, 2017, 2016 and 2015 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements, together with the notes thereto, included elsewhere in this annual report.

	Year ended December 31,
	2019	2018	2017	2016	2015
	(U.S. dollars and share amounts in thousands, except per share data)
Consolidated Statements of Income (loss) Data:
Revenues:
Products	$133,605	$118,062	$117,968	$110,186	$136,793	**
Services	118,467	116,342	93,401	86,399	79,773	**
	252,072	234,404	211,369	196,585	216,566
Cost of revenues:
Products	35,056	30,803	30,862	27,320	29,159
Services	10,118	10,872	8,754	8,375	9,041
	45,174	41,675	39,616	35,695	38,200
Gross profit	206,898	192,729	171,753	160,890	178,366
Operating expenses, net:
Research and development, net	61,841	57,674	59,003	51,732	49,987
Sales and marketing	109,556	111,386	108,744	103,774	93,347
General and administrative	18,584	16,145	17,577	18,133	17,033
Other income	-	-	(6,900)	-	-
Total operating expenses, net	189,981	185,205	178,424	173,639	160,367
Operating income (loss)	16,917	7,524	(6,671)	(12,749)	17,999
Financial income, net	8,792	7,274	4,830	5,741	5,867
Income (loss) before taxes on Income	25,709	14,798	(1,841)	(7,008)	23,866
Taxes on income	3,143	3,063	5,652	1,651	5,297
Net income (loss)	$22,566	$11,735	$(7,493)	$(8,659)	$18,569

Basic net earnings (loss) per share*	$0.48	$0.26	$(0.17)	$(0.20)	$0.40
Diluted net earnings (loss) per share*	$0.47	$0.25	$(0.17)	$(0.20)	$0.40

* See notes 2(aa) and 13 to our consolidated financial statements included elsewhere in this annual report for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

** The breakdown between product and service revenues for 2015 was reclassified to include most subscription revenues in product revenues rather than allocating some to product and some to service revenues, which has resulted in a change to previously published figures for the period ended December 31, 2015.

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	46,817	45,289	43,476	43,868	45,895
Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	48,523	47,692	43,476	43,868	46,739

	As of December 31,
	2019	2018	2017	2016	2015
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents, short-term bank deposits and marketable securities	$177,951	$316,399	$200,961	$226,086	$130,669
Long-term bank deposits and marketable securities	249,791	84,669	143,338	94,059	184,457
Working capital	96,429	241,003	143,087	181,502	101,029
Total assets	595,199	532,721	471,410	430,336	430,887
Shareholders’ equity	395,331	363,957	315,356	299,763	319,123
Capital Stock	415,291	384,229	349,923	326,001	313,445

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

Although we have been profitable in 2018 and 2019, we incurred net losses during 2016 and 2017. Our ability to maintain or increase profitability in the future depends in part on the following factors: the economic health of the global economy, including the potential effects of a global crisis resulting from the recent outbreak of a novel strain of coronavirus (COVID-19); the rate of growth of, and changes in technology trends in our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies and deliver new solutions in a timely manner; the competitive position of our products; the continued acceptance of our solutions by our customers and in the industries that we serve; and our ability to manage expenses. In the future, it may be necessary, to undertake cost reduction initiatives to remain profitable, which could lead to a deterioration of our competitive position. Any difficulties that we encounter as we reduce our costs could negatively impact our results of operations and cash flows. Our revenues also may not grow, may grow at a lower rate than experienced in 2019 and 2018 or may decline as they did in 2016, which would negatively impact our results of operations and cash flows. We cannot assure you that we will remain profitable.

We may increase our operating expenses in future periods. Our decision to increase operating expenses and the scope of such increases depends upon several factors, including the market situation and the effectiveness of our past expenditures. We may continue to make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. This could cause reductions in our profitability or lead to losses. Additionally, a failure of any acquisition or product development initiative to produce increased revenues could have a material adverse effect on our operations and profitability.

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

We must develop new solutions and enhance existing solutions to remain competitive.

The market for cyber security and application delivery solutions is characterized by rapid technological changes, driven primarily by changes in customer needs and requirements, an evolving cyber threats landscape, changes in application infrastructure tools and increasingly demanding compliance mandates. For example, some of the challenges we face include:

•

developing more powerful platforms for our products, as our products typically constitute a critical portion of our customers’ data centers and the capacity of data centers to facilitate transactions on their servers has been steadily increasing;

•

adapting to fundamental changes in our customers’ data centers’ infrastructure and changes in the locations of applications and data by offering relevant solutions for multi-cloud and hybrid cloud environments, microservices topologies and Kubernetes;

•

adapting to changes in the cyber threat landscape, such as application level attacks, encrypted attacks and automated attacks;

•

developing and enhancing our cloud and virtual offerings and expanding our managed security services capabilities to address the industry trend of providing services through the cloud; and

•

increasing our support offerings to address the industry trend of increased customer reliance on third party-provided managed information technology, or IT, services.

In order to meet these challenges and remain competitive in the market, we have introduced, and must continue to introduce, new solutions and enhancements to our existing solutions. Accordingly, our future success will depend, to a substantial extent, on our ability to accurately and timely identify market trends and needs; on our ability to invest in research and development and timely develop, introduce and support relevant and desired new solutions and enhancements; and on our ability to gain market acceptance of our offerings. There can be no assurances that our continued investment in research and development, including associated capital expenditures, will ultimately allow us to remain competitive in our industry or otherwise result in successful solutions that generate the expected sales and support our growth. In addition, diversifying our solution portfolio might expose us to direct competition with new players and might require additional investments in the associated sales and marketing practices.

If our research and development efforts do not lead to a corresponding increase in our revenues, if we fail to timely develop and deploy new solutions and enhancements to our existing solutions, or if we fail to gain market acceptance of our new solutions or enhanced solutions, our business, operating results and financial condition could be materially adversely affected.

Changing or severe global economic conditions could have a material adverse effect on our results of operations.

Our business is affected by global economic conditions, uncertainties and downturns and their impact on current and anticipated market demand for our solutions. While the global economy has improved in recent years, uncertainties surrounding the strength of the recovery in many regions remain and additional uncertainties, such as due to the recent COVID-19 outbreak, have emerged. As our operations are on a global level, we may be affected by such events and other economic and political uncertainties. Uncertainties about current global economic conditions continue to pose a risk as customers may postpone or reduce demand and spending in response to such uncertainties, and there could be other factors impacting our business, financial condition or results of operations as a consequence of such uncertainties. For example, outbreaks of epidemic, pandemic or contagious diseases, such as the recent COVID-19 outbreak, could negatively affect our customers’ operations, including temporary closures of facilities, thereby decreasing demand for our solutions. In addition, the COVID-19 outbreak might negatively affect the demand for our customers’ products and services, therefore forcing them to adjust their cost structure and decrease their spending on our solutions. Furthermore, while the COVID-19 outbreak is currently causing only minor disruptions in our supply chain, there is no assurance that we will not suffer material supply chain interruptions in the future, which could result in a material adverse effect on our business, financial condition and results of operations. The productivity of our employees and contractors may also be affected by the COVID-19 outbreak as a result of home confinement, international and domestic travel limitations or other restrictions, which could impact our ability to develop new solutions, serve our customers or respond timely to their needs. The extent to which COVID-19 impacts our business, financial condition or results of operations, will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. Another example of an uncertainty about current global economic conditions potentially posing a risk to our business, is the disagreements between the United States and certain European states, as well between the United States and China, with respect to placing tariffs and other trade barriers, which may adversely affect international trade, and we cannot predict the implications of such barriers on our business. Furthermore, should companies in our target markets reduce capital or operational expenditures, we may experience a reduction in sales, longer sales cycles, and slower adoption of new technologies as well as downward pressure on the price of our solutions. In addition, if the market for our solutions is stagnant and our customers experience low visibility of global trends or of their own purchasing trend or financial performance, we may not be able to increase our sales (whether direct sales or indirect sales through our distributors). Each of the above scenarios could have a material adverse effect on our business, operating results and financial condition.

Competition in the market for cyber security and application delivery solutions and in our industry in general is intense. If we are unable to compete effectively, we may lose market share and we may be unable to maintain profitability.

The IT marketplace is competitive and has very few barriers to entry. In particular, the cyber security and application delivery market in which we focus is highly competitive. We expect competition to intensify in the future, and we may lose market share if we are unable to compete effectively.

Most of our competitors have greater financial, personnel and other resources than we have, which may limit our ability to effectively compete with them. We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing cyber security and application delivery solutions and emerge as significant competitors.

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

Our global operations may expose us to additional risks

We currently offer our solutions in over 70 countries. For the years ended December 31, 2019 and 2018, our sales outside the Americas (which include the U.S. and Canada, as well as Central America and Latin America (CALA)) represented approximately 58% and 56%, respectively, of our total sales. We also rely on third-party service providers around the world to supply physical hosting and cloud environments in order to deliver and support our cloud-based services. Our global business operations involve varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, difficulties and costs of staffing and managing foreign operations; the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes in the interpretations thereof and reduced protection for intellectual property rights in some countries; partial or total expropriation; export duties and quotas; local tax exposure; economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental or public health concerns, such as the recent COVID-19 outbreak; differences in business practices; recessionary environments in multiple foreign markets; and damage to, or failure of, systems at third party hosting facilities around the word resulting in outages or interruptions in our cloud-based services. We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

Outages, interruptions or delays in hosting services could impair the delivery of our cloud-based security services and harm our business.

We offer infrastructure that supports our DDoS scrubbing center services, WAF and bot management cloud-based services. In addition, we provide other services through the cloud, such as Cloud Workload Protect (“CWP”) and Content Delivery Network (“CDN”). Despite precautions taken within our own internal network and at these third-party facilities, the occurrence of a natural disaster or an act of terrorism or other unanticipated problems could result in lengthy interruptions in our services.

The cloud-based security services that we provide are operated from a network of third-party facilities that host the software and systems that operate these security services. Any damage to, or failure of, our internal systems or systems at third party hosting facilities could result in outages or interruptions in our cloud-based services. Outages or interruptions in our cloud-based security services may cause our customers to experience DDoS- or WAF, bot-related attacks and may cause our customers or potential customers to believe our cloud-based security services are unreliable, cause us to issue credits or pay penalties or damages, cause customers to terminate their subscriptions and adversely affect our reputation and renewal rates and our ability to attract new customers, ultimately harming our business and results of operations.

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

If the market for our cloud-based solutions does not continue to develop and grow, we may incur capital and operation losses.

As we continue to expand our cloud-based solution offerings, our investments, both capital and operational, in our cloud business increase. We cannot assure you that sales of our cloud-based solutions will continue to develop and grow. In addition, we cannot assure you that our services and technology will keep pace with the changes in this market. Specifically, the emergence of alternative solutions, such as those offered by Amazon AWS, Microsoft Azure or Google public cloud, may negatively affect sales of our solutions.

Government regulations affecting our business are evolving, and unfavorable changes could harm our business.

Laws and regulations that apply to our business are becoming more prevalent and constantly evolving, particularly in the area of data privacy. We may be impacted by changes in privacy-related regulations governing the collection, use, retention, sharing and security of personal data that we collect, utilize, or otherwise process from our customers and/or visitors to their websites and others. Complying with a diverse range of privacy requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Any failure, or perceived failure, by us to comply with any privacy-related laws, government regulations or directives, or industry self-regulatory principles could result in damage to our reputation or proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business.

For example, the European General Data Protection Regulation (Regulation (EU) 2016/679), or GDPR, that came into effect in May 2018, includes operational requirements for companies that receive or process personal data of residents of the European Union and non-compliance will result in significant penalties. Our compliance with GDPR as well as other data privacy laws around the world, evolving regulations of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations, has required and will continue to require us to invest significant resources.

Furthermore, laws, regulations and industry standards are subject to constant and, at times, drastic changes that, particularly in the case of industry standards, may arrive with little or no notice, and these could either help or hurt the demand for our solutions. If we are unable to adapt our solutions to changing laws and regulatory standards in a timely manner, or if our products fail to assist our customers with their compliance initiatives, our customers may lose confidence in our products and could switch to competing solutions. In addition, if regulations and standards related to cyber security are changed in a manner that makes them less onerous, our customers may view government and industry regulatory compliance as less critical to their businesses, and our customers may purchase fewer of our solutions, or none at all. In either case, our sales and financial results would suffer.

Some of our solutions contain “open source” and third-party software, and any failure to comply with the terms of one or more of these open source and third party licenses could negatively affect our business.

Some of our products utilize open source technologies. Some open source software licenses require users who distribute or make available as a service open source software as part of their own software product to publicly disclose all or part of the source code of the users’ software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. We have established processes to help alleviate these risks, including a review process for screening requests from our development organization for the use of open source software, but we cannot be sure that all open source software is submitted for approval prior to use in our products. In addition, open source license terms may be ambiguous and many of the risks associated with use of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. We may face ownership claims from third parties over, or seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position and may adversely impact our business, results of operations and financial condition. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs.

In addition, some of our solutions include other software or intellectual property licensed from third parties. This exposes us to risks over which we may have little or no control. There can be no assurance that the licenses from such third-party licensors will continue to be available to us on acceptable terms, if at all. In addition, while we believe we are compliant with the terms of our third party licenses, such licensors may still assert that we are in breach of the terms of a license, which could give such licensors the right to terminate a license or seek damages from us, or both. Our inability to maintain such licenses or the need to engage in litigation regarding these matters, could result in delays in releases of new products, and could otherwise disrupt our business, unless and until equivalent technology can be identified, licensed or developed at substantially the same costs to us.

We may pursue acquisitions or other investments that could disrupt our business and harm our financial condition.

As part of our business strategy, we may invest in or acquire complimentary businesses, technologies or assets or enter into joint ventures or other strategic relationships with third parties. For example, in January 2017, we acquired Seculert Ltd. (“Seculert”), an Israeli-based company engaged in cyber-attack detection and hypertext transfer protocol (HTTP) analytics solutions and developing user and entity behavioral analysis (UEBA) solutions and, in March 2019, we acquired Kaalbi Technologies Private Ltd. (“ShieldSquare”), an India-based company engaged in bot mitigation and bot management solutions. Past acquisitions have caused us to, and in connection with any future acquisitions, we may assume liabilities, incur acquisition related costs, incur amortization expenses or realize write-offs on assets no longer being used or phased out. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which could result in the impairment of our goodwill and other intangible assets associated with the relevant acquired assets. Moreover, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

•

post-merger integration problems resulting from the combination of any acquired operations with our own operations or from the combination of two or more operations into a new unified entity;

•

diversion of management’s attention from our core business;

•

substantial expenditures, which could divert funds from other corporate uses;

•

entering markets in which we have little or no experience;

•

loss of key employees of the acquired operations; and

•

known or unknown contingent liabilities, including, but not limited to, tax and litigation costs.

We cannot be certain that any past or future acquisitions or mergers will be successful. If the operation of the business of any future acquisitions or mergers disrupts our operations, our results of operations may be adversely affected, and even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition. In addition, our pursuit of potential acquisitions may divert our management’s attention from our core business and require considerable cash outlays at the expense of our existing operations, whether or not such transactions are consummated. For example, the technology we acquired as part of our acquisition of Seculert developed, in our case, into technology designated to mitigate cloud native attacks and risks and is now our new CWP. A failure of any acquisitions or product developments to produce increased revenues could have a material adverse effect on our operations and profitability.

An increasing amount of intangible assets and goodwill on our books may in the future lead to significant impairment charges.

The amount of goodwill and intangible assets on our consolidated balance sheets was, as of December 31, 2019, approximately $55.6 million. We regularly review our intangible and tangible assets, including goodwill, for impairment. Goodwill and acquired research and development not yet ready for use are subject to impairment review at least annually. Other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing has led to and may in the future lead to significant additional impairment charges.

We depend upon independent distributors to sell our solutions to customers. If our distributors do not succeed in selling our products, we may not be able to operate profitably.

We sell our solutions primarily to independent distributors, including value added resellers (VARs), original equipment manufacturers (OEMs) and system integrators, and are highly dependent upon these distributors’ active marketing and sales efforts. Our distribution agreements with our distributors generally are nonexclusive, ranging from one-year agreements to multiple-year duration with no obligation on the part of our distributors to renew the agreements. Our distribution agreements also typically do not prevent our distributors from selling products of our competitors and do not contain minimum sales or marketing performance requirements. As a result, our distributors may give higher priority to products of our competitors or their own products, thereby reducing their efforts to sell our products. In addition, we may not be able to maintain our existing distribution relationships, and we may not be successful in replacing them on a timely basis, or at all. We may also need to develop new distribution channels for new products, and we may not succeed in doing so. Any changes in our distribution channels, including a termination or other disruption of our commercial relationship with our distributors, or our inability to establish distribution channels for new products could impair our ability to sell our products and result in a material adverse effect on our business, financial condition and results of operations.

Our solutions may have long sales cycles, which may reduce the predictability of our financial performance.

Our solutions are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. As a result, our pre-sales process can be subject to delays associated with customers’ budgetary constraints and lengthy approval and procurement processes. The sales cycles of our solutions to new customers can last for as long as twelve months (and in some cases, for example with carrier customers, even longer) from initial presentation to sale. Long sales cycles result in a delay to our generation of revenue. Long sales cycles also subject us to risks not usually encountered in short sales cycles, including our customers’ budgetary constraints and internal acceptance reviews and processes prior to purchase. In addition, orders expected in one quarter could shift to another because of the timing of our customers’ procurement decisions. Furthermore, customers may defer orders in anticipation of new solutions or product enhancements introduced by us or by our competitors. These factors complicate our planning processes and reduce the predictability of our financial performance.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•

A large portion of our expenses in Israel, principally salaries and related personnel expenses, are paid in NIS, whereas most of our revenues are generated in U.S. dollars. When the dollar is weak, our foreign currency-denominated expenses will be higher, whereas if the dollar is strong, our foreign currency-denominated expenses will be lower. If the NIS strengthens against the U.S. dollar (as happened in 2017), the dollar value of our Israeli expenses will increase and may have a material adverse effect on our business, operating results and financial condition;

•

A portion of our international sales are denominated in currencies other than U.S. dollars, such as Euros, Chinese Yuan and Australian Dollars, thereby exposing us to currency fluctuations in such international sales transactions;

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

We generally do not engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations. Consequently, we are exposed to risks related to changes in currency exchange rates and fluctuations of exchange rates, any of which could result in a material adverse effect on our business, financial condition and results of operations. Even if we enter into hedging transactions in the future, they may not effectively protect us from currency exchange rate risks. For a further discussion of the impact on currency exchange rates on our business, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

Undetected defects and errors may increase our costs and impair the market acceptance of our products.

Our products have occasionally contained, and may in the future contain, undetected defects or errors, especially when first introduced or when new versions are released, due to defects or errors that we fail to detect, including in components supplied to us by third parties. These defects or errors may be found after the commencement of commercial shipments. In addition, because our customers integrate our products into their networks with products from other vendors, it may be difficult to identify the product that has caused the problem in the network. Regardless of the source of these defects or errors, we will then need to divert the attention of our engineering personnel from our product development efforts to detect and correct these errors and defects. In the past, we have not incurred significant warranty or repair costs, nor have we been subject to liability claims for material damages related to product errors or defects, nor have we experienced any material lags or delays as a result thereof. However, we cannot assure you that these costs, liabilities, lags and delays will continue to be immaterial in the future. Any insurance coverage that we maintain may also not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors and defects, whether caused by our products or the components supplied by another vendor, may result in significant customer relations problems and injure our reputation, thereby impairing the market acceptance of our products.

A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs.

Our ability to meet customer demands depends in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We cannot assure you that we will not encounter supply and fulfilment issues in the future. Although in many cases we use standard parts and components for our products, certain components are presently available to us only from limited sources (see the risk factor below titled “We rely on a few vendors to provide our hardware platforms and components for the manufacture of our products and on a single managed security service provider to provide us with scrubbing center services required for the provision of our cloud DDoS protection service” and the discussion under Item 4 “Information on the Company-—"Business Overview—Manufacturing and Suppliers"). We may not be able to diversify sources in a timely and cost-effective manner, which could harm our ability to deliver products to customers and seriously impact present and future sales and profitability.

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

In addition, our operating results could be materially and adversely affected if we anticipate greater demand than actually develops and we commit to purchase more components than we actually require. We see this specifically with respect to dated components, which we need to order in large quantities due to manufacturing stoppage. Due to technology advancement, we are required from time to time to make “last buy” type of stock purchases of such dated components for our legacy products.

Any disruption in our supply chain, such as disruptions resulting from failure in telecommunication systems; acts of war, terrorism, cyber-attacks or natural disasters (including major environmental or public health concerns, such as the recent COVID-19 outbreak); subcontractors' lack of skilled labor; the disruption of transportation networks; and adverse weather conditions, could result in a material adverse effect on our business, financial condition and results of operations.

We rely on a few vendors to provide our hardware platforms and components for the manufacture of our products and on a single managed security service provider to provide us with scrubbing center services required for the provision of our cloud DDoS protection service

We primarily rely on a few original design manufacturers, or ODMs, for the manufacture and supply of our hardware platforms, with approximately 81% of our direct product costs in 2019 relating to these vendors. Furthermore, we rely on a single managed security service provider to provide us with scrubbing center services required for the provision of our cloud DDoS protection service (see Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions—Managed Security Service Provider Agreement.”). If we are unable to continue to acquire from these ODMs and/or components vendors and/or the managed security service provider on acceptable terms, or should any of these ODMs and/or components vendors and/or managed security service provider cease to supply us with such platforms or components or scrubbing center services for any reason, we may not be able to identify and integrate an alternative source of supply or service in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers or managed security service provider would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products or DDoS protection service to our customers on time during such transition period, any of which could result in a material adverse effect on our business, financial condition and results of operations.

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

The protective steps we have taken may be inadequate to deter infringement upon our intellectual property rights or misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Failure to adequately protect our intellectual property rights could devalue our proprietary content, impair our ability to compete effectively and eventually harm our operating results. Furthermore, defending our intellectual property rights, either by way of initiating intellectual property litigation or defending such, could result in the expenditure of significant financial and managerial resources. For example, in 2019, 2018 and 2017, intellectual property litigation costs amounted to $0.3 million, $0.8 million and $2.1 million, respectively, and continue in 2020 (see Item 8 “Financial Information–Legal Proceedings”). If additional court-room trials result from these litigation disputes, we may incur such additional increased expenses in the future. Moreover, the outcome of such proceedings, if such outcome is negative, could result in devaluation of our proprietary technology and cause an additional significant financial impact, which may harm our operating results.

Our products may infringe on the intellectual property rights of others.

Third parties may assert claims that we have violated a patent, trademark, copyright or other proprietary intellectual property right belonging to them. As is characteristic of our industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in significant costly litigation or arbitration and divert the attention of technical and management personnel. For example, see the discussion in Item 8 “Financial Information–Legal Proceedings.” Any adverse outcome in litigation alleging infringement could require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. An unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business, reputation and operating results.

If our products fail to protect against malicious attacks and our end-users experience security breaches, our reputation and business could be harmed, and our operating results could be adversely impacted.

Defects may cause our products to be vulnerable to security attacks or cause them to fail to help secure networks. Data thieves are increasingly sophisticated, often affiliated with organized crime, and operate large-scale and complex automated attacks. In addition, the techniques they use to access or sabotage networks change frequently and generally are not recognized until launched against a target. As a result, our products may be unable to anticipate these techniques and provide a solution in time to protect our end-users’ networks. If we fail to identify and respond to new and increasingly complex methods of attack and to update our products to detect or prevent such threats in time to protect our end-users’ critical business data, the integrity of our products and reputation, as well as our business and operating results, could suffer.

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

There is no guarantee that our products will be free of flaws or vulnerabilities. Our end-users may also misuse our products, which could result in a breach or theft of business data.

As a security provider, our internal network system is subject to intentional disruption by cyber-attackers or other malicious actors, and such disruptions could, among other things, harm the integrity of our solutions, and the public perception of our solutions, and consequently adversely impact our future sales.

We will not succeed with our application and network security solutions unless the marketplace is confident that we provide effective IT security protection. We provide security solutions, and as a result we could be an attractive target of cyber-attacks (including, among others, malware, viruses and attachments to e-mails, and other disruptive activities of individuals or groups) designed to impede the performance of our solutions, penetrate our network security or the security of our cloud platform or our internal systems, misappropriate proprietary information and/or cause other interruptions to our services. Furthermore, third parties may attempt to illegally induce employees or customers into disclosing our proprietary information or otherwise compromise the security of our internal networks, systems or physical facilities in order to gain access to our data or our customers’ data. Although we have not identified any act of sabotage or unauthorized access by a third party of our network systems, if we experience an actual or perceived breach of security in our internal systems, it could adversely affect the integrity and market perception of our solutions. Furthermore, the costs to eliminate or address security threats and vulnerabilities before or after a cyber-security incident could be significant.

We rely on third-party service providers to supply physical hosting, cloud environments and specific support technologies in order to deliver and support our security solutions. Such third-party service providers are subject to the same risks of cyber-attacks and malicious actors. While we periodically evaluate the internal security posture of each third-party service provider to determine their level of compliance, we may not be able to detect any breach in the first instance it occurs. These risks may impact the integrity and availability of our solutions.

Our remediation efforts may not be successful and could result in interruptions, delays or cessation of service and loss of existing or potential customers. There can be no assurance that limitation of liability, indemnification or other protective provisions in our contracts would be applicable, enforceable or adequate in connection with a security breach, or would otherwise protect us from any such liabilities or damages with respect to any particular claim. Additionally, we maintain professional, product and cyber liability insurance coverages that may cover certain liabilities in connection with a security breach or other security incident; however, we cannot be certain our insurance coverage will be adequate for liabilities actually incurred, that insurance will continue to be available to us on commercially reasonable terms, if at all, or that any insurer will not deny coverage as to any future claim.

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

The efficient operation of our businesses depends on our computer hardware and software systems. For instance, we rely on information systems to process customer orders, manage accounts receivable collections, manage accounts payable processes, track costs and operations, maintain client relationships and accumulate financial results. Despite our implementation of industry-accepted security measures and technology, our information systems are vulnerable to, and have been in the past subject to, computer viruses, attempts to insert malicious codes, unauthorized access, phishing efforts, denial-of-service attacks and other cyber-attacks and we expect to be subject to similar attacks in the future as such attacks become more sophisticated and frequent. A breach of our information systems could result in decreased performance, operational difficulties and increased costs, any of which could have a material adverse effect on our business and operating results.

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

We operate our business in various countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in the countries in which we operate, whether due to tax positions that we have taken in various tax returns we have filed or due to determinations we have made not to file tax returns in certain jurisdictions. In particular, not all of our tax returns are final and may be subject to further audit and assessment by applicable tax authorities. There can be no assurance that the applicable tax authorities will accept our tax positions, and, if they do not, we may be required to pay additional taxes. In the past few years, certain tax authorities who have audited our tax returns have rejected our tax positions, and, while we intend to vigorously maintain our positions, we cannot be sure that our positions will be accepted, and we may end up paying additional taxes, whether as a result of litigation, if ensued, or settlement negotiations. While we have established reserves based on assumptions and estimates that we believe are reasonable to cover such positions, these reserves may prove to be insufficient and as such, our future results may be adversely affected.

In recent years, we have seen changes in tax laws resulting in an increase in applicable tax rates, especially increased liabilities of corporations and limitations on the ability to benefit from strategic tax planning, with these laws particularly focused on international corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition. For example, the Organization for Economic Cooperation and Development, or the OECD, an intergovernmental organization with 36 member countries, that aims to promote the economic and social well-being of people around the world, introduced the base erosion and profit shifting (“BEPS”) project. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict with accuracy the magnitude of any impact that such new rules may have on our financial results. The U.S. and Israel, among other countries in which we have operations, are members of the OECD.

The adoption of the tax reform and the enactment of additional legislation changing the United States taxation of international business activities could materially impact our financial position and results of operations.

On December 22, 2017, President Trump signed into law what is known as the “Tax Cuts and Jobs Act” (the “TCJA”) that significantly reformed the Internal Revenue Code of 1986, as amended (the “Code”). The TCJA, among other things, included changes to U.S. federal corporate and individual income tax rates. The TCJA made significant changes to the U.S. tax law which may affect our operations and the impact of these provisions on our operations and our investors is still uncertain and may not become evident for some period of time. Since enactment, the IRS has issued proposed and final regulations, some of which may be further revised and possibly withdrawn, implementing the changes to the U.S. federal tax laws pursuant to the TCJA. The application and implementation of the new provisions may require us to apply the provisions without clear guidance from the U.S. Treasury Department or the Internal Revenue Service (“IRS”). The U.S. Treasury Department and the IRS could interpret or issue guidance on how provisions of the TCJA will be applied or otherwise administered that is different from our interpretation. As part of our compliance with the changes pursuant to the TCJA, we made adjustments to our current provision for income taxes and other items impacted by the TCJA.

The TCJA, among other things, reduced the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limited the tax deduction for interest expense to 30% of adjusted taxable income (except for certain small businesses), implemented a “base erosion anti-abuse tax” which requires U.S. corporations to make an alternative determination of taxable income without regard to tax deductions for certain payments to affiliates, taxed certain non-U.S. corporations’ earnings considered to be “global intangible low taxed income” (also referred to as “GILTI”), repealed the alternative minimum tax, or AMT, for corporations and changed a taxpayer’s ability to either utilize or refund the AMT credits previously generated, changed the attribution rules relating to shareholders of certain “controlled foreign corporations,” limited the deduction for net operating losses carried forward from taxable years beginning after December 31, 2017 to 80% of current year taxable income and eliminated net operating loss carrybacks, imposed a one-time tax on offshore earnings at reduced rates regardless of whether they are repatriated, eliminated U.S. tax on foreign earnings (subject to certain important exceptions), allowed immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modified or repealed many business deductions and credits.

Due to the expansion of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate, and adversely affect our financial position and results of operations. Further, other foreign governments may enact tax laws in response to the TCJA that could result in further changes to global taxation and materially affect our financial position and results of operations. The impact of the TCJA on holders of our securities remains uncertain. We therefore recommend our shareholders consult with their legal and tax advisors with respect to such legislation and the potential tax consequences.

Our bank deposits and investments in Israel are not insured, and our bank deposits in the United States are in excess of insured limits.

The majority of our cash and cash equivalents, and short and long-term bank deposits are invested in banks in Israel and, to a smaller extent, in banks in the United States. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured. If one or more of these financial institutions were to become insolvent, the loss of these investments would have a material adverse effect on our financial condition.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

We maintain substantial balances of cash and liquid investments as strategic assets for purposes of acquisitions and general corporate purposes, including share repurchase. Our cash, cash equivalents, short and long-term bank deposits and marketable securities totaled $427.7 million as of December 31, 2019. The performance of the capital markets is the primary factor that affects the values of funds that are held in marketable securities. While we believe we have taken a conservative approach in our investments, by investing the majority of our debt marketable securities portfolio at securities that are rated A- or higher, these assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly, including, without limitation, by the economic effects of the COVID-19 outbreak.

Financial income is a component of our net income (loss). As of December 31, 2019, our investment portfolio, including cash and cash equivalents, deposits and marketable securities, had a carrying value of $427.7 million, compared with $401.1 million as of December 31, 2018. For the years ended December 31, 2019, 2018 and 2017, we had $8.8 million, $7.3 million and $4.8 million, respectively, of net financial income.

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

In terms of credit risk, our investment portfolio policy is ”buy and hold,” while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if turmoil in the financial markets reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income (loss) during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income (loss), our reported net income would have increase by $1.1 million during the year ended December 31, 2019 and would have decreased by $1.1 million during the year ended December 31, 2018. Any significant decline in our financial income or the value of our investments as a result of continued low interest rates, deterioration in the credit worthiness of the securities in which we have invested, general market conditions or other factors, could have an adverse effect on our results of operations and financial condition.

Our success depends on our ability to attract, train and retain highly qualified personnel.

We may need to increase our research and development, sales and marketing, technical, customer support, operations and IT staff. Our products require a sophisticated technology, marketing and sales effort targeted at several levels within a prospective customer’s organization. Accordingly, we need highly trained research and development, sales, marketing, technical, customer support, operations and IT personnel. Competition for such qualified personnel is intense. Consequently, we may not be able to hire or retain sufficient personnel to support our business operations or, if we do, we may be required to offer increased compensation to attract such employees, which could result in a material adverse effect on our business, financial condition and results of operations.

Global rollout of new information systems could disrupt our operations and cause unanticipated increases in our costs.

In the past few years, we have invested significant capital and human resources in a project for a company-wide enterprise resource planning, or ERP, system, including modules such as a new customer relationship management, or CRM, system for our sales operations, a new customer service system for our customer support and a new material requirements planning, or MRP, system for our supply chain planning. We intend to continue to invest significant capital and human resources to further improve and implement our ERP and other information systems. Any major disruptions or deficiencies in the design and implementation of the new information systems, particularly those that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, timely report our financial results and otherwise run our business.

Risks Related to the Market for Our Ordinary Shares

Yehuda Zisapel, our chairman of the board, Nava Zisapel, and Roy Zisapel, our President, Chief Executive Officer and director, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

As of March 29, 2020, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned approximately 3.61% of our outstanding ordinary shares; Nava Zisapel, beneficially owned approximately 6.34% of our outstanding ordinary shares; and their son, Roy Zisapel, our President, Chief Executive Officer and director, beneficially owned approximately 3.11% of our outstanding ordinary shares (see Item 6.E “Directors, Senior Management and Employees-Share Ownership”). As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

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

For our taxable year ended December 31, 2019, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2019 and prior taxable years. The tests for determining PFIC status are applied annually, and require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years. U.S. shareholders should consult with their U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report titled Item 10 “Additional Information–Taxation—United States Federal Income Tax Considerations.”

If a U.S. person is treated as owning at least 10% of our shares, such holder may be subject to adverse U.S. federal income tax consequences.

Depending upon the aggregate value and voting power of our shares that U.S. persons are treated as owning (directly, indirectly, or constructively), we could be treated as a controlled foreign corporation (“CFC”). Additionally, because our group consists of one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as CFCs, regardless of whether or not we are treated as a CFC. If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “U.S. shareholder” with respect to each CFC in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of a CFC to such U.S. shareholder. If you are treated as a U.S. shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. Additionally, a U.S. shareholder that is an individual would generally be denied certain tax deductions or indirect foreign tax credits that may otherwise be allowable to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are treated as CFCs or whether any investor is treated as a U.S. shareholder with respect to any of such CFC, nor do we expect to furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. U.S. investors should consult their advisors regarding the potential application of these rules to their investment in our ordinary shares.

Provisions of our Articles of Association and Israeli law as well as the terms of our equity incentive plan could delay, prevent or make a change of control of us more difficult or costly, which could depress the price of our ordinary shares.

The provisions in our Articles of Association that provide that our directors are elected in three staggered classes by a majority vote of our shareholders as well as the quorum requirement for adjourned shareholder meetings may have the effect of delaying or making an unsolicited acquisition of our Company more difficult. Israeli corporate and tax laws, including the ability of our Board of Directors to adopt a shareholder rights plan without further shareholder approval, may also have the effect of delaying, preventing or making an acquisition of us more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, an Israeli court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our Key Employee Share Incentive Plan (1997), as amended, or the Share Incentive Plan, provides that, in the event of a “Hostile Takeover” (which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares), the vesting of all or a portion of our outstanding equity awards, including stock options, will accelerate, unless otherwise determined by our Board of Directors (or a committee thereof). As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control over us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unwilling to do so because of these provisions.

Compliance with the disclosure rules regarding the use of conflict minerals may affect our relationships with suppliers and customers.

Pursuant to Section 1502 of the Dodd-Frank Act, United States publicly traded companies, such as Radware, are required to disclose use or potential use of “conflict minerals” that are mined from the Democratic Republic of Congo or adjoining countries (collectively, “Covered Countries”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (“conflict minerals” or “3TG”). These requirements necessitate due diligence efforts to assess whether such minerals are used in our products in order to make the relevant required annual disclosures. These requirements could adversely affect the sourcing, supply and pricing of materials used in our products.

We have conducted an analysis of our products and found that small quantities of 3TG could potentially be found in our products. The products that we manufacture are highly complex, typically containing thousands of parts from many direct suppliers. In general, we primarily rely on third-party assembly and manufacturing vendors to provide our finished products and, in this respect, these vendors typically receive components and subassemblies included in our products from other suppliers and subcontractors. We have relationships with a vast network of suppliers throughout the world, and there are generally multiple tiers between the 3TG mines and our direct suppliers. Therefore, we must rely on our direct suppliers to cooperate with us and work with their own upstream suppliers or sub-contractors in order that they may provide us with accurate information about the origin of 3TG in the components we purchase from them. In particular, many of our supplier contracts have fixed durations and we cannot unilaterally impose new contract terms or flow-down requirements that would otherwise compel these suppliers to support our due diligence efforts with respect to 3TG content. Currently, we do not have sufficient information from our suppliers to determine the country of origin of the conflict minerals used in our products or the facilities used to process those conflict minerals. Therefore, we cannot exclude the possibility that some of these conflict minerals may have originated in Covered Countries and are not from recycled or scrap sources.

We may face reputational challenges that could impact future sales (i) based on the fact that we are unable to verify with sufficient accuracy the origins of all conflict minerals used in our products, and thus are unable to determine if such conflict minerals originate in the Covered Countries and are not entirely from recycled or scrap sources, or (ii) if we later determine that certain of our products contain minerals not determined to be “conflict free,” (meaning that such minerals originate from one of the Covered Countries and have not been verified as "conflict free" by an independent third party audit body).

Additionally, there are, and will be, ongoing costs associated with complying with these disclosure requirements pursuant to Section 1502 of the Dodd-Frank Act, including funding of the due diligence process to determine the sources of those minerals that may be used or which are necessary to the production of our products in order to make the relevant required annual disclosures.

Our share price has been volatile in the past and may be subject to volatility in the future.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2019 the lowest closing price of our share was $22.01, compared to the highest closing price of our share of $26.75 during the same year. The volatility of our share price may have a negative impact on our financial performance as a result of its negative impact on employee retention. Numerous factors, many of which are beyond our control, may cause the market price and trading volume of our ordinary shares to fluctuate significantly and further decrease, including:

•

lower than expected operating results from levels forecasted by securities analysts;

•

announcements concerning us or our competitors;

•

the introduction of new products and new industry standards;

•

general market conditions and changes in market conditions in our industry;

•

the general state of the securities market (particularly the technology sector);

•

political, economic and other developments in the State of Israel, the U.S. and worldwide, including, for example, the recent COVID-19 outbreak; and

•

any of the events underlying any of the other risks or uncertainties set forth elsewhere in this annual report actually occurs.

Risks Related to Operations in Israel

Security and political and economic instability in the Middle East may harm our business.

We are incorporated under Israeli law, and our principal offices and manufacturing and research and development facilities are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, our operations and financial results could be adversely affected if political, economic or military events curtailed or interrupted trade between Israel and its present trading partners or if major hostilities involving Israel should occur in the Middle East.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has existed between Israel and certain other countries or militant groups in the region. Since late 2000, there has also been an increase in violence and unrest between Israel and the Palestinians, including during the summer of 2014, when Israel was engaged in an armed conflict with Hamas, a militia and political group operating in the Gaza Strip. This conflict has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, since the end of 2010, several countries in the region have been experiencing increased political instability, which has led to changes in government in some of these countries and increases in violence and turbulence, including the ongoing civil war in Syria which shares a common border with Israel, the effects of which are currently difficult to assess. In addition, Israel faces threats from more distant neighbors, such as Iran (which has previously threatened to attack Israel and is believed to have influence over Hamas in Gaza and Hezbollah, a militia and political group operating in Lebanon) and the militant group known as the Islamic State of Iraq and Syria. This situation may potentially escalate in the future. In addition, this instability in the region may affect the global economy and marketplace. We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations. Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or will be adequate in the event we submit a claim. We could be adversely affected by any major hostilities, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel or a significant increase in the rate of inflation.

Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. In the past several years, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Similarly, Israeli companies are limited in conducting business with entities from several countries. For example, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our operating results, financial condition or the expansion of our business.

Some of our directors and officers as well as many of our Israeli employees are obligated to perform annual military reserve duty in Israel. We cannot assess the potential impact of these obligations on our business.

Some of our directors, officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army. They may also be subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence, for a significant period, of one or more of these officers or other key employees due to military service, and any disruption in our operations could harm our business. The full impact on our workforce or business if some of our officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

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

We have in the past benefited, and currently benefit, from certain government programs and tax benefits in Israel. To remain eligible to obtain such tax benefits, we must continue to meet certain conditions. If we fail to comply with these conditions in the future, the benefits we receive could be cancelled and we may have to pay certain taxes. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. If these programs and tax benefits are ended, our tax expenses and the resulting effective tax rate reflected in our financial statements may increase and as such our business, financial condition and results of operations could be materially and adversely affected.

In the event of distribution of dividends from tax-exempt income or in conducting certain transactions that may be viewed by the Israeli tax authorities as a deemed dividend event, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the approved/beneficiary enterprise's income. Tax-exempt income generated under the approved/beneficiary enterprise program will be subject to taxes upon dividend distribution (which includes the repurchase of the Company's shares) or liquidation.

We have obtained benefits from the Israeli Innovation Authority, which subjects us to ongoing restrictions. In addition, these benefits may not continue or in the future may be limited or restricted.

We have in the past received, and in the future may apply for, royalty-bearing or non-royalty bearing grants from the Israeli Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry), or the IIA, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation in Industry, 1984 (formerly known as the Law for Encouragement of Research and Development in Industry, 1984), and the regulations promulgated thereunder, or the R&D Law. The terms of the IIA grants limit our ability to manufacture products outside of Israel or to transfer technologies in or outside Israel if such products or technologies were developed using know-how developed with or based upon IIA grants. In addition, a change of control in us and the acquisition of 5% or more of our ordinary shares by a non-Israeli may require notification to the IIA and the provision of an undertaking to comply with the R&D Law, some of the principal restrictions and penalties of which are the transferability limits described above and elsewhere in this annual report.

Further, the IIA grants may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer IIA funded know how or derivatives thereof to any third party and/or manufacturing activities outside the State of Israel, without the IIA’s prior approval. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations. In addition, the IIA may establish new guidelines regarding the R&D Law, which may affect our existing and/or future IIA programs and incentives for which we may be eligible. We cannot predict what changes, if any, the IIA may make.

It may be difficult to enforce a U.S. judgment against us or our officers and directors and to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel, our corporate headquarters is located in Israel and several of our current officers and directors reside in Israel. Service of process upon us, our Israeli subsidiary, our directors and officers and the Israeli experts, if any, named in this annual report, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because a majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States and may not be enforced by an Israeli court.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws if they determine that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

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

•

the judgment is enforceable under the laws of State of Israel and its enforcement is not contrary to the law, public policy, security or sovereignty of the State of Israel;

•

the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•

an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

Corporate History and Details

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

As of September 1, 1998, we established Radware Inc., our wholly owned subsidiary in the United States (“Radware US”), which conducts the sales and marketing of our products in the Americas and is our authorized representative and agent in the United States. The principal offices of Radware US are located at 575 Corporate Dr., Lobby 2, Mahwah, New Jersey 07430 and its telephone number is 201-512-9771. We also have several other wholly owned subsidiaries world-wide handling primarily local support and promotion activities.

In September 1999, we conducted the initial public offering of our ordinary shares and our ordinary shares commenced trading on the Nasdaq.

In the past decade we made several acquisitions, including the acquisition of Seculert, a company engaged in cyber-attack detection and HTTP analytics solutions and developing user and entity behavioral analysis “UEBA” solutions, in 2017, and the acquisition of ShieldSquare, an India-based provider of bot mitigation and bot management space, in 2019.

Recent Major Business Developments

In March 2019, we completed our previously announced acquisition of ShieldSquare, a bot management solutions provider.

For recent major product activities, see Item 4.B “Information about the Company—Business Overview—Our Solutions—Recent Product Activities.”

For a discussion of our capital expenditures and divestitures, see Item 5.B “Operating and Financial Review and Prospects–Liquidity and Capital Resources.”

B.Business Overview

(a) Overview

We are a provider of cyber security and application delivery solutions for physical, cloud, and software defined data centers (SDDC). Our solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Our solutions are deployed by, among others, enterprises, carriers and cloud service providers.

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

(b) Our Solutions

Our Products

i.Our physical products and software-based products currently consist of the following key products:

o

DefensePro Attack Mitigation Device. DefensePro® is a real-time network attack mitigation device that protects the application infrastructure against network and application downtime, application vulnerability exploitation, malware spread, network anomalies, information theft and other emerging network attacks.

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

o

Radware Kubernetes WAF. Radware Kubernetes WAF is a Web Application Firewall solution for CI/CD environments orchestrated by Kubernetes. Our Kubernetes WAF integrates with common software provisioning, testing and visibility tools in the CI/CD pipeline offering both IT security and DevOps personnel detailed insight down to the pod and container levels, and enables organizations to implement effective application and data security in on-premise and cloud-based implementations.

o

DefenseFlow Cyber Command and Control Application. DefenseFlow® is a network-wide cyber command and control application that helps service providers to scale and automate network DDoS attacks response. DefenseFlow acts as a cyber-defense control-plane that collects and analyzes multiple sources of security telemetries and, based on this information, applies designated intelligent security actions. DefenseFlow enables service providers to handle large amounts of customers efficiently and with minimal errors.

o

Alteon® Application Delivery Controller/Load Balancer. Alteon is our Application Delivery Controller (ADC). It provides advanced, end-to-end local and global load balancing capabilities for web, cloud and mobile-based applications. Designed to guarantee application service level agreement (SLA), Alteon ADC incorporates a set of next-generation services including SSL offloading, FastView Web Performance Optimization (WPO), HTTP/2.0 Gateway, Application Performance Monitoring (APM), AppWall Web Application Firewall (WAF), Authentication Gateway, bandwidth management, and SSL inspection security.

We offer Alteon ADC in three different packages (available on each of its models and throughput levels) to address different deployment scenarios and needs:

•

Alteon Deliver. For applications that require high performance ADCs with advanced layer 4-7 ADC functionality.

•

Alteon Perform. For deployments requiring performance optimization, advanced application performance monitoring, global server load balancing, link load balancing and automated/optimized ADC service operation.

•

Alteon Secure. For applications that require our most advanced protection (with an embedded WAF module, authentication gateway) and SSL processing from perimeter security devices (with its embedded SSL inspection module).

o

LinkProof NG Link Load Balancer. LinkProof® NG is a next-generation multi-homing and enterprise gateway solution that allows service level availability and continuous connectivity of enterprise and cloud-based applications. It is an application-aware multi-homing and link load balancing module that delivers 24/7 continuous connectivity and service level assurance, improved performance and cost-effective scalability of bandwidth for corporate and cloud-based applications.

ii.Our product subscriptions currently consist of the following key subscription-based products:

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

o

ERT Active Attackers Feed. Our Emergency Response Team (ERT) Active Attackers Feed is available on top of our DefensePro base product offering. It provides customers with information pertaining to attack sources recently involved in DDoS attacks. Provided by Radware’s ERT, this feed enhances Radware’s Attack Mitigation Solution and extends the automated, real-time protection provided by Radware’s DDoS mitigation platform, DefensePro, enabling preemptive blocking of attackers before they target the customer’s network.

o

Alteon Global Elastic License (GEL). Alteon GEL is a new type of architecture and solution subscription that captures complete application lifecycle for large ADC deployments. GEL includes purchasing, provisioning and dynamic capacity management of ADC services for applications hosted in the cloud and on-premises. This new application delivery licensing model helps eliminate planning risks in the purchase and deployment of application delivery services across a business’s private datacenters and cloud environments, while improving investment protection.

o

APSolute Vision. APSolute Vision is the network management tool and network monitoring tool for the Radware family of cyber security and application delivery solutions. It provides our customers immediate visibility to health, real-time status, performance and security of our products from one central, unified console (even if the customer has multiple data centers).

o

MSSP Portal. The Managed Security Service Provider (MSSP) Portal is a turnkey, multi-tenant DDoS detection and mitigation service portal. The Portal collects and aggregates security attack measurement and events (including traffic utilization, attack distribution and alerts) and displays them in real-time and historical reports. Our MSSP Portal enables service providers to resell cyber security mitigation services to their customers as a managed service.

iii.Our cloud-based subscriptions offerings currently consist of the following key cloud-based subscriptions:

o

Cloud DDoS Protection Service. Our Cloud DDoS Protection Services provide a full range of enterprise-grade DDoS protection services in the cloud. Based on our DDoS protection technology, it aims to offer organizations wide security coverage, accurate detection and short time to protect from today’s dynamic and evolving DDoS attacks. We offer a multi-vector DDoS attack detection and mitigation service, handling network-layer attacks, server-based attacks and application-layer DDoS attacks.

Our Cloud DDoS Service is offered in multiple deployment options to meet an organization’s specific needs:

◾

Always-On Cloud DDoS Protection Service. This service provides always-on protection where traffic is always routed through Radware's cloud security POPs (Points of Presence) with no on-premises device required for detection and mitigation. Recommended for organizations that have applications hosted in the cloud or those that are not able to deploy an on-premise attack mitigation device in their data center.

◾

Always-On Hybrid Cloud DDoS Protection Service. For companies that place a high premium on the user experience and wish to avoid even the slightest possible downtime as a result of DDoS attacks, the optimal solution is to deploy an always-on cloud DDoS protection service together with an on-premise hardware appliance. This helps ensure that services are protected against any type of attack, at all times.

◾

On-Demand Cloud DDoS Protection Service. This service protects against Internet pipe saturation and is activated when the attack threatens to saturate the organization’s Internet pipe. It is recommended for organizations that are looking for the lowest cost solution and are less sensitive to real-time detection of DDoS attacks.

◾

On-Demand Cloud Hybrid DDoS Protection Service. This DDoS mitigation solution is recommended for organizations who can deploy our on-premise attack mitigation device DefensePro in their data center. The On-premise DefensePro device detects and mitigates all type on DDoS attacks in real-time. Volumetric DDoS attacks are mitigated in the cloud.

o

Cloud WAF Service. Our Cloud WAF Service provides enterprise-grade, continuously adaptive web security protection and is based on our ICSA Labs certified web application firewall. Cloud WAF includes full coverage of OWASP Top-10 threats, advanced attacks and zero-day attack protection. It automatically adapts the protections to evolving threats and protected assets. Our Content Delivery Network (CDN) Service is also available as an add-on to our Cloud WAF Service customers.

o

Bot Manager. Our Bot Manager is designed to protect web applications, mobile applications and APIs from emerging generations of automated threats (bots) targeting applications and systems, including account takeover, denial of inventory, DDoS, card fraud, web scraping and other OWASP automated threats, and also helps organizations reduce expenses and increase revenue. It is available as an add on to Cloud WAF or as a standalone cloud service.

o

Cloud Workload Protection (CWP) Service. Our CWP service detects excessive permissions to our customers’ workloads, hardens security configurations before data exposure occurs, and detects data theft using advanced machine-learning algorithms. It is an agentless, cloud-native solution for comprehensive protection of AWS assets, designed to protect both the overall security posture of cloud environments, as well as individual cloud workloads against cloud-native attack vectors.

Customer Services

We offer technical support, professional services, managed services and training and certification to our customers. Our key customer services currently consist of the following:

o

Certainty Support Program. We offer technical support for all our products through our Certainty Support Program. Certainty support levels include:

o

Basic. This level provides business day access including weekends from 9 a.m. to 5 p.m. (local time) to technical support center services and technical documentation, either via the Web, e-mail or direct phone support during working days. New software releases are available for units covered under the certainty support program.

o

Standard. This level increases access to the technical support center 24/7/365 and adds next business day replacement of failed hardware and waives customer shipping costs.

o

Advanced. This level increases certainty support level standard to four hours' replacement of failed hardware advanced replacement.

o

Professional Services. Our professional services group is staffed by a global team of experts possessing extensive knowledge and experience in security and application delivery both in data centers and the cloud. The group offers a full range of services to design, implement, automate and optimize our customer solutions. We offer the following key professional services:

o

Design and Planning. This service plans and designs applications for future growth with Radware engineers. The service starts with a review of business goals, network optimization assessment and overview of application architecture and security requirements to help create a comprehensive deployment plan that is tailored to organizational IT requirements.

o

Application and Security Optimization Services. This service analyzes and reviews the current implementation and design and provide recommendations to help optimize the system and achieve business goals.

o

Resident Engineer. Our Resident Engineer service is a proactive on-site engineer who performs operations, design and automation activities. From initial deployment to ongoing management and day-to-day operation, our resident engineer decreases the time demands on our customers’ staff, allowing them to focus on their core business.

o

Technical Account Manager (TAM). Our technical account manager (TAM) is a proactive consultant that implements best practices, provides guidance and optimizes networking and application resources.

o

ERT Managed Service. Our ERT (Emergency Response Team) offers a fully managed network and application security service. The service is provided 24/7 by security experts and includes:

◾

Attack mitigation. Radware’s ERT maintains a 10-minute SLA to provide organizations under attack with immediate access to security experts.

◾

Fully Managed Service. Covering on-premises device installation, tunings, management, upgrading, consulting and immediate attack mitigation for application and network security by experienced professionals.

◾

Online Portal and Reporting. The service portal provides visibility to the customer attack status and progress of attack mitigation in real-time.

◾

Security Update Service. Continuous protection from the most recent known attack tools and vulnerabilities — ongoing signature files, rapid response to high-impact security events and development and distribution of custom filters.

o

ERT Under Attack Service. The ERT Under Attack Service provides 24/7 access to a security expert within 10 minutes – one of the industry’s fastest SLA. The ERT engineer will take the lead, fight attacks off and provide post-mortem analysis of security events. The ERT Under Attack Service lets organizations know there is someone to rely on, guaranteeing support throughout the attack lifecycle from the moment it begins. The ERT experts are available 24/7/365 and assist large enterprises worldwide with complex, multi-vector attacks against their networks, data centers and application services.

Recent Product Activities

During 2019, our key activities regarding our solution offerings consisted of the following:

•

We completed the acquisition of ShieldSquare, a bot management solutions provider. ShieldSquare’s cloud-based anti-bot solutions help online businesses differentiate between human and non-human traffic on websites, mobile applications and APIs, preventing data harvesting and scraping attacks, account takeover attacks, denial of inventory, application DDoS and brute force attacks. The solution is now called Radware Bot Manager.

•

We launched Cloud Workload Protection Service, a new service that secures customers’ cloud-based assets from data breaches, account compromise and resource exploitation. As organizations increasingly migrate their computing workloads to publicly hosted clouds, the new CWP service helps IT and security managers to prevent cloud misconfigurations, identify cyberattacks as they are happening and respond in time.

•

We released a new Live Threat Map, available on our web site. The Live Threat Map presents information, nearly in real-time, about cyberattacks as they occur, based on our global threat deception network and cloud systems event information. The systems transmit a variety of anonymized and sampled network and application attacks to our Threat Research Center and are shared with the community via this threat map.

•

We released Radware Kubernetes WAF, a comprehensive and highly scalable web application security solution for Kubernetes-based environments. Kubernetes WAF enables DevOps organizations to develop and deliver applications securely without compromising agility.

•

We released Alteon Cloud Control versions 1.0 and 1.1, an ADC controller that provides tools for fast and agile delivery of new applications across various environments, such as on-premise datacenters, private clouds and various public cloud providers. Alteon Cloud Control provides REST APIs to enable smooth integration with DevOps tools and streamline the ADC service lifecycle into DevOps processes, regardless of where the ADC service is required (i.e., private cloud, AWS, Azure, and more).

•

We have continued our investment in the OEM agreement with Cisco Systems, Inc. (“Cisco”) for our application delivery solutions, by adding our Alteon ADC portfolio for server load balancing, SSL offloading and SSL Inspection use-cases into Cisco’s global price list, which means that Cisco customers can purchase our Alteon products and subscriptions directly from Cisco.

•

We have continued our investment in the OEM agreement with Check Point Software Technologies Ltd. (“Check Point”) by upgrading Check Point DDoS Protector version to DefensePro version 8; and adding Cloud WAF, Cloud DDoS Protecting services into Check Point’s offering; adding Alteon models into Check Point’s offering to offer on-premises WAF, SSL offloading and SSL Inspection capabilities – all available for Check Point customers directly from Check Point’s price list.

(c) Our Competitive Strengths and Growth Strategies

Our Competitive Strengths

Our solutions incorporate proprietary and innovative cyber security and application delivery technologies that help our customers to secure the digital experience for users of business-critical applications. We believe our competitive strengths are based on the following key elements:

•

Innovation, Proprietary Technologies and Thought Leadership. We are offering innovative solutions in our domain. We were one of the first companies to offer hybrid attack mitigation solutions; behavioral DDoS attacks detection with automated real-time signature creation for attack mitigation; device fingerprinting technology implementation for advanced Bot-based attacks detection; auto-policy generation for our WAF solution; and protection against encrypted attacks without opening the sessions for DDOS protection. We believe this has given us significant expertise, know-how and leadership in the market for cyber-attack mitigation solutions and we take part in many technology communities, standard organizations and open source projects. At the same time, we continue to invest in research and development of cyber security and application delivery technologies in order to introduce new and innovative solutions, which are supported and protected by multiple patents and proprietary rights.

•

Industry Awards. We gained multiple industry awards during 2019, including the following:

o

IDC MarketScape for DDoS Prevention Solution – Leader, March 2019;

o

Frost & Sullivan Innovation Leadership Award for Global 5G Security – Visionary, December 2019;

o

Frost & Sullivan India 2019 WAF & Anti DDoS award - vendor of the year, July 2019; and

o

InfoTech CX Diamond Champion for application performance management, May 2019.

•

Global Presence. We have more than 12,500 customers worldwide and have global sales, support and marketing capabilities. For example, we offer global cloud and service infrastructure based on multiple service centers dispersed globally through service data centers in Europe, Asia, North America, South America, Africa and Australia. We currently have a local presence in nearly 30 local offices, subsidiaries or branches globally, across Asia-Pacific, Europe and the Americas. As such, our Technical Assistance Centers (TAC) are located to provide 24/7 support service to our customers. Additionally, we normally maintain between 80-100 service centers around the world that aim to provide four hour and next business day advance replacement service levels and can also be utilized as backup inventory if needed. We offer services from a global network of Cloud Security Service centers consisting of 11 large scrubbing centers (SC) and a global network of 24 Points-of-Presence (POP) nodes focused on application attacks for our Cloud WAF service. The global network distribution includes:

o

North America: four SCs (Las Vegas, Ashburn, San Jose and Dallas) and eight POPs (Ashburn, Chicago, San Jose, Toronto, Azure East and Azure north central). Note that in some locations we run more than one POP;

o

Latin America: one POP (Sao Paolo, Brazil);

o

EMEA: three SCs (London, Frankfurt, Johannesburg) and seven POPs (Frankfurt, London, Azure Paris, Tel Aviv, Azure EU north, AZ EU west, Johannesburg); and

o

Asia and Australia: four SCs (Tokyo, Hong Kong, Seoul, and Sydney) and six POPs (Chennai, Sydney, Singapore, Tokyo and Hong Kong). Note that we run in some locations more than one POP.

•

Strategic Relationships. We have global technology partner alliances with leading vendors such as Check Point, Cisco, Hewlett Packard Enterprise Company (“HPE”), International Business Machines Corporation (“IBM”), Microsoft Corporation (“Microsoft”), Nokia Corporation (“Nokia”) and VMware, Inc. We believe these relationships enable us to increase our market reach as well as offer prospects with higher solutions value.

•

Customers. Our customers include top-tier banks, stock exchanges, carriers, cloud service providers, internet service providers, retailers and higher education institutions. We believe this portfolio of high-profile customers demonstrates the advantage and recognition of our solution offerings.

Our Growth Strategy

Our growth strategy is based on several key elements:

•

Focus on data center solutions. We focus on developing and selling holistic cyber security and application delivery solutions for physical, virtual and cloud data centers and cloud applications.

•

Continue investing in cloud and cyber security. We aim to offer superior and innovative cyber security solutions and cloud-based solutions and expand our portfolio in these two dimensions. We also invest in go-to-market efforts related to cloud security services and public cloud solutions.

•

Increase our market footprint. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners, such as Cisco, Check Point and Nokia and other global system integrators, who provide critical access to certain large customers allowing us to sell our solutions. We intend to further increase our market footprint through OEMs, global system integrators and collaboration with leading cloud and content delivery network (CDN) providers. In particular, during 2019, we hired additional personnel to support our OEMs and global system integrator initiatives and expect to continue hiring in 2020.

•

Pursue acquisitions and investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products and/or businesses that enable us to enhance and increase our technological capabilities and expand our product and service offerings.

(d) Sales and Marketing

Sales. We market and sell our products primarily through indirect sales channels that consist of distributors and resellers located in the Americas (including the U.S., Canada and Central and Latin America), Europe, Africa, Asia and Australia. In addition, we generate direct sales to select customers mainly in the United States. Our direct sales channels are supported by our sales and marketing managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2019, we had a total of 223 sales and marketing personnel. We have subsidiaries and representative offices and branches in several countries (see Item 4.C “Organizational Structure”), to promote and market our products and provide customer support in their respective regions.

Marketing. Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality cyber security and application delivery solutions to help drive demand for our products. We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales. Our marketing initiatives are principally directed at developing brand awareness, generating qualified leads and providing sales tools to our distributors/resellers to promote sales. We participate in major trade shows, regionally based events/seminars and offer support to our distributors and resellers who participate in these events. We also participate in our partners’ events, such as Cisco Live and Checkpoint Experience, to promote our solutions within their audiences. We also invest in online and search engine advertising campaigns, global public relations and regionalized field marketing campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, OEMs, VARs, system integrators and other companies that have formed strategic alliances with us.

We have entered into co-marketing and reseller arrangements with companies in other complementary sectors in order to broaden our customer base by selling joint solutions comprised of such complementary products. As an example, application vendors may sell our Alteon® to their customers in conjunction with their application in order to load-balance and optimize the application availability and performance. We established such co-marketing and reseller arrangements with, among others, Check Point, Cisco, HPE, IBM, Microsoft, NEC Corporation, Ericsson Inc., Nokia and Verint Americas, Inc. However, there is no assurance that the above co-marketing and strategic alliance agreements would result in a substantial increase in our revenues.

Strategic Alliances and OEM Agreements. In the past several years, we have entered into strategic alliances and OEM agreements with other software and hardware vendors, as well as mutual channel information sharing arrangements, where products can either be branded with our name or the vendor’s name. We believe that these companies have significant customer relationships and offer products that complement our products. For example, we entered into reseller and OEM agreements for the distribution of our solutions with Check Point and Cisco, with whom we expanded our relationship under these agreements in 2018 and 2019 (respectively) as described above under “Recent Product Activities”. We have also entered into OEM agreements with several software vendors, pursuant to which we incorporate such vendors’ software into our products to create additional value to our customers.

(e) Customers and End-Users

With the exception of our limited direct sales to selected customers, we sell our products through distributors or resellers who then sell our products to end users.

We have a globally diversified end-user base, consisting of corporate enterprises, including banks, insurance companies, manufacturing, retail companies, media companies, government agencies and utilities, and service providers, such as telecommunication carriers, internet service providers, cloud service providers and application service providers. Customers in these different vertical markets deploy Radware products for availability, performance and security of their applications.

In 2019, approximately 42% of our revenues were in the Americas (principally in the United States), 30% were in Europe, Middle East and Africa (“EMEA”) and 28% in Asia-Pacific, compared to 44%, 32% and 24%, respectively, in 2018, and 46%, 27% and 27%, respectively, in 2017. Other than the United States, which accounted for 34%, of our total revenues in 2019, no other single country accounted for more than 10% of our revenues for 2019.

In 2019, approximately 53% of our revenues derived from product sales and 47% derived from service sales, compared to 50% and 50% respectively in 2018 and 56% and 44%, respectively in 2017. This reflects an increase in our product subscriptions as well as in our hardware-based products.

In 2019, approximately 68% of our revenues derived from the enterprise market and 32% derived from the carrier market, compared to approximately 69% and 31%, respectively, in 2018 and 66% and 34%, respectively, in 2017.

As of December 31, 2019, 2018 and 2017, no single customer accounted for more than 10% of our revenues.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see “Item 5.A – Operating and Financial Review and Prospects – Operating Results”.

(f) Seasonality

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

(g) Customer Support Services

Our technical support team, which consisted of 277 employees worldwide as of December 31, 2019, supports our sales force during the sales process, assists our customers, resellers and distributors with the initial installation, set-up and ongoing support of our products, and trains them on how to best use our solutions. The technical support team also assists with service onboarding processes and provides training to end users of our services. In addition, our technical team trains and certifies our distributors and resellers to provide limited technical support in each of the geographical areas in which our products are sold and is directly responsible for remote support. Our Certainty Support Program provides offerings which allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third party contractors.

(h) Research and Development

We invest in research and development to expand the features of our existing solutions, develop new solutions and features and improve our existing technologies and features. We believe that our future success will depend upon our ability to maintain our technological expertise, enhance our existing solutions and introduce, on a timely basis, new commercially viable solutions that will continue to address the needs of our customers. Accordingly, we intend to continue devoting a significant portion of our personnel and financial resources to research and development. In order to identify market needs and to define appropriate product specifications, as part of the product development process we seek to maintain close relationships with current and potential distributors, customers and vendors in related industry sectors.

As of December 31, 2019, our research and development staff consisted of 358 employees and 57 subcontractors. Research and development activities take place mainly at our facilities in Israel; Bangalore, India; Vancouver, Canada; and North Carolina, United States as well as by our sub-contractor in Bangalore, India. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Security, Application Delivery, Management and Analytics and Chief Technology Officer groups. Within those groups the organization is divided according to our existing product solutions. Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team. In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to either the Chief Operating Officer or the Chief Technology Officer.

See also below under "Government Regulations – Israeli Innovation Authority.”

(i) Manufacturing and Suppliers

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

We rely to a large extent on third-party manufacturing vendors to provide our finished products. In this respect, these vendors primarily provide us with manufacturing assembly services in order to deliver the finished goods while we perform the final integration of the products. All components and subassemblies included in our products are supplied to the manufacturing vendors by several suppliers and subcontractors. Each of the manufacturing vendors monitors each stage of the components production process, including the selection of components and subassembly suppliers. Thereafter, each of the manufacturing vendors makes the final assembly in their own facility. Our primary manufacturing vendors are ISO 9001 certified, indicating that each of their manufacturing processes adhere to established quality standards.

In 2019, we primarily relied on three ODMs to manufacture and to supply our hardware platforms, whereby approximately 61% of our direct product costs were from one of these vendors and 20% were from the other vendors. Furthermore, in 2019, we relied on a single managed security service provider to provide us with scrubbing center services required for the provision of our cloud DDoS protection service (see Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions—Managed Security Service Provider Agreement.”).

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

(j) Proprietary Rights

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

We have registered trademarks for, among others, Radware®; Radware Logo:

®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; Triangulation®; SmartNat®; StringMatch Engine®; Web Server Director®; Fireproof®; SecureFlow®; APSolute Vision®; vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; TeraVIP®; Virtual Director®; DefensePipe®; RADWARE ADC Fabric®; CyberStack®; Virtual DefensePro®; VADI® (Virtual Application Delivery Infrastructure) and SHIELDSQUARE® and we have non registered trademarks for, among others, ADC-VX™ and Inflight™. We own registered U.S. copyrights in all of our primary software product lines.

We have registered patents in the United States and Canada for, among others, our triangle redirection method used for the global load balancing in our AppDirector product; our mechanism for efficient management and optimization of multiple links used in our LinkProof product; our method for load balancing by global proximity used in our AppDirector product; our method for controlling traffic on links between autonomous Border Gateway Protocol (BGP) systems; the stateful distribution of copied SSL traffic; the transparent inspection of encrypted client traffic; the activation of multiple virtual services on a switching platform; the behavioral analysis and detection of zero-day and DoS network attack patterns in our DefensePro product; our hypertext transfer protocol (HTTP) DoS attack mitigation behavioral mechanisms in our DefensePro; a geographically based traffic distribution; a generic proximity based site selection for global load balancing; an internal hardware connectivity plane architecture; a specific proximity based site selection for global load balancing of HTTP transactions implemented in our Alteon products; and additional patents in the software-defined networking (SDN) field, around a new concept of cyber control and automation for our DefenseFlow product.

We have pending patent applications and provisional patents in connection with several methods and features used in our products or that we plan to implement in the future. These applications may not result in any patent being issued, and, even if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. See “Item 8 “Financial Information–Legal Proceedings” for a discussion of intellectual property litigation. Our competitors may be able to design around a patent we receive, and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

(k) Competition

The cyber security and application delivery market is highly competitive, and we expect competition to intensify in the future. We may lose market share if we are unable to compete effectively with our competitors, which include equipment manufacturers and service providers.

Our principal competitors are:

o

Equipment manufacturers (DDoS Protection): A10 Networks, Inc., or A10, and Netscout Systems, Inc. (through Arbor DDoS Protection).

o

Equipment manufacturers (WAF): F5 Networks, Inc., or F5, and Imperva, Inc., or Imperva.

o

Equipment manufacturers (ADC): A10; Citrix Systems, Inc. and F5.

o

Cloud service providers (DDoS protection and Cloud WAF): Akamai Technologies, Inc. (Prolexic and Kona); Imperva (Imperva DDoS Protection and Imperva WAF) and Neustar, Inc. (Neustar UltraDDoS Protect Mitigation Service and Neustar UltraWAF).

o

Cloud service providers (ADC): Amazon.Com, Inc. (through AWS Elastic Load Balancing service and AWS WAF service) and Microsoft Azure.

We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may also form alliances with or acquire competing providers of application delivery or application and network security solutions and emerge as significant competitors.

Competition may result in lower prices or reduced demand for our products and a corresponding reduction in our ability to recover our costs as well as increased costs associated with sales and marketing expenses to maintain or increase market share which may impair our ability to increase profitability. Furthermore, the dynamic market environment, which is demonstrated by the above acquisitions, poses a challenge in predicting market trends and expected growth. We believe that our success will depend primarily on our ability to provide more technologically advanced and cost-effective application delivery and application and network security solutions, and more responsive customer service and support, than our competitors. However, we cannot assure you that the products we offer will compete successfully with those of our competitors. Furthermore, should competition intensify, we may have to reduce the prices of our products, which will negatively impact our business and financial condition. See also above under “Business Overview–Our Competitive Strengths and Strategies.”

(l) Government Regulations

Data Privacy and Data Protection Laws

Our activities in the cyber security market require that we comply with laws and regulations in the area of data privacy and data protection governing the collection, use, retention, sharing and security of personal data. For example, the GDPR, that came into effect in May 2018, includes operational requirements for companies that receive or process personal data of residents of the European Union and non-compliance will result in significant penalties. Many other countries in which we operate have their own data protection and data security laws that we need to comply with in collecting, utilizing, or otherwise processing personal data from our customers and/or visitors to their websites and others. We believe we are currently in compliance with such data privacy and data protection regulations as they apply in general to our business activities.

Environmental Regulations

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. The “RoHs” and RoHs II Directives require products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances. Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive) requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products. We believe we are currently in compliance with the RoHs and WEEE regulations and ISO 14001 standards (regrading Environmental Management Systems).

Israeli Innovation Authority

From time to time, eligible participants may receive grants under programs of the IIA. Some of the grants received are repaid through a mandatory royalty based on revenues from the sale of products (and ancillary services) incorporating know-how developed, in whole or in part, with the grants. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the IIA’s programs and the R&D Law.

Under the R&D Law, research and development programs that meet specified criteria and are approved by the Research Committee of the IIA are eligible for grants usually of up to 50% of certain approved expenditures of such programs, as determined by said committee.

The R&D Law provides that know-how developed under an approved research and development program or rights associated with such know-how (1) may not be transferred to third parties in Israel without the approval of the IIA (such approval is not required for the sale or export of any products resulting from such research or development) and (2) may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the IIA’s prior approval, which approval, if any, may generally be obtained, subject to payment of a transfer fee pursuant to which the grant recipient pays to the IIA a portion of the sale price paid in consideration for such IIA-funded know-how; or a portion of the consideration paid in respect of licensing the IIA-funded know-how, as the case may be (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest). Under certain circumstances, such as in the event that the grant recipient receives know-how from a third party in exchange for its IIA-funded know-how, such transfer fee would not apply.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the IIA of any change in control of the recipient or a change in the holdings of the means of control of the recipient and requires a non-Israel interested party to undertake to the IIA to comply with the R&D Law. In addition, the rules of the IIA may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify us that it has become an interested party and needs to sign an undertaking to comply with the R&D Law.

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

In 2019 and 2018, we were qualified to participate in three projects funded by the IIA to develop generic technology relevant to the development of our products. We were eligible to receive grants constituting between 30% and 50% of certain research and development expenses relating to these projects. The grants under these projects are not required to be repaid by way of royalties. Grants for the years ended December 31, 2019 and 2018 were $0.9 million and $0.7 million, respectively.

C.Organizational Structure

We have a wholly owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products in the United States. We also have subsidiaries in other countries, most of which typically conduct sales and marketing of our products in their respective locations. We have also established representative offices in Taiwan. Our subsidiaries include:

Name of Subsidiary	Place of Incorporation
Radware Inc.	New Jersey, United States
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Kaalbi Technologies Limited Ltd.	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*	Israel
Radware Canada Holdings Inc.	Canada
Radware Iberia, S.L.U.	Spain
Edgehawk Security Ltd.**	Israel

* We own 91% of this subsidiary, which ceased its activities during 2017. All other listed subsidiaries are wholly owned.

** Established in January 2020.

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

AB-NET Communications Ltd.	Ceragon Networks Ltd.	RADWIN Ltd.
Binat Business Ltd.	Internet Binat Ltd.	SecurityDam Ltd.
BYNET Data	Nuance Hearing Ltd.	Silicom Ltd.
Communications Ltd.	Packetlight Networks Ltd.
CloudRide Ltd.	RAD-Bynet Properties and Services (1981) Ltd.
BYNET Electronics Ltd.	Radbit Computers, Inc.
BYNET SEMECH (outsourcing) Ltd.	RADCOM Ltd.
Bynet Software Systems Ltd.	RAD Data Communications Ltd.
Bynet System Applications Ltd.	Radiflow Ltd.

The RAD-Bynet Group also includes several other holdings, real estate companies, biotech and pharmaceutical companies. The above list does not constitute a complete list of the holdings of Messrs. Yehuda and Zohar Zisapel.

Members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products. See also Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions.”

D.Property, Plants and Equipment

General. We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $5.6 million in 2019.

We believe that the following offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 108,000 square feet of leased office space in Tel Aviv, Israel, in two buildings: one building, consisting of approximately 40,000 square feet, plus storage and parking space, with a lease expiring in June 2020. We are currently negotiating an extension of this lease. These facilities are leased from affiliated companies owned by Yehuda, Nava and Zohar Zisapel; and the second building, consisting of approximately 60,000 square feet, plus parking spaces, with a lease expiring in June 2020. These second facilities are leased from, among others, affiliated companies owned by Yehuda and Nava Zisapel and by Zohar Zisapel. In February 2020, we amended the lease agreement for the second building, whereby we agreed to lease an additional space of 8,000 square feet and extended the term of the lease for the whole 68,000 square feet to June 2030. For more information, see Item 7.B “Major Shareholders and Related Parties Transactions – Related Party Transactions.”

In addition, we lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Yehuda and Nava Zisapel. The lease expires in July 2020 and will be automatically extended by an additional five years. We also sublease approximately 15,000 square feet for manufacturing facilities in Jerusalem, Israel, from an affiliated company owned by Yehuda, Nava and Zohar Zisapel. The lease expires in July 2022. For more information, see Item 7.B “Major Shareholders and Related Parties Transactions – Related Party Transactions.”

Other locations. In the United States, we lease approximately 16,900 square feet of property in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, from a company controlled by Yehuda, Nava and Zohar Zisapel. The lease expires in December 2026. For more information, see Item 7.B “Major Shareholders and Related Party Transactions - Related Party Transactions.”

We lease approximately 3,850 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in March 2026. In addition, we lease approximately 5,700 square feet of property in Sunnyvale, California, the lease for which will expire in February 2022.

We also lease facilities for the operation of our subsidiaries and representative offices in several locations in Europe and Asia-Pacific, all from unrelated third parties.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A.Operating Results

Overview

We are a provider of cyber security and application delivery solutions for physical, cloud, and software defined data centers (SDDC). Our solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Our solutions are deployed by, among others, enterprises, carriers and cloud service providers.

We began sales in 1997, and currently have 30 local offices, subsidiaries or branches globally across Asia-Pacific, Europe and the Americas.

We sell through sales channels such as resellers and distributors whereas most of our direct sales are to strategic customers.

Most of our revenues are generated in dollars or are dollar-linked, and the majority of our expenses are incurred in dollars. As such, the dollar is our functional currency. Our consolidated financial statements are prepared in dollars and in accordance with U.S. GAAP.

We recognize revenues in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2014-09, or ASC 606, “Revenue from Contracts with Customers (Topic 606)” (“ASC 606”)” when (or as) it satisfies performance obligations by transferring promised products or services to our customers in an amount that reflects the consideration we expect to receive. We determine revenue recognition through the following steps: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) a performance obligation is satisfied.

Our revenues are derived from sales of our solutions:

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

We operate in one reportable market segment, and our revenues are attributed to geographic areas based on the location of the end-users.

In the years ended December 31, 2019, 2018 and 2017, revenues derived from sales of the Company’s products and product subscriptions constituted approximately 53%, 50% and 56%, respectively, of our total revenues, with the remaining revenues being derived from services.

On March 12, 2019 we acquired ShieldSquare, a company engaged in bot mitigation solutions for a total consideration of $14.2 million denominated in Indian Rupee, as determined pursuant to the acquisition agreement ($14.3 million as of the closing date). The total consideration was composed of (1) approximately $12.6 million in cash payable at closing (subject to certain working capital adjustments) and (2) an approximately $2.1 million holdback amount to secure possible indemnity claims for damages arising out of breaches or inaccuracies of ShieldSquare’s or ShieldSquare shareholders’ representations and warranties, to be paid 18 months subsequent the acquisition date.

For our recording of technology and goodwill associated with the acquisition, see Note 3 to our consolidated financial statements included elsewhere in this annual report.

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

Our management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•

Revenue recognition;

•

Deferred contract costs;

•

Investment in marketable securities;

•

Goodwill;

•

Stock-based compensation; and

•

Income taxes.

Revenue Recognition. We recognize revenues in accordance with ASC 606. As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation. We derive revenues mainly from sales of solutions:

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

Our solutions are sold partially through distributors and resellers, all of which are considered end-users.

Our arrangements typically contain various combinations of our products and subscriptions and PCS, which are distinct and are accounted for as separate performance obligations. We allocate the transaction price to each performance obligation based on its relative standalone selling price (“SSP”). If the SSP is not observable, we estimate the SSP taking into account available information such as geographic specific factors and internally approved pricing guidelines related to the performance obligation. For PCS, we determine the standalone selling price based on renewals.

Deferred revenues include unearned amounts received under post-contract customer support and subscription agreements and are classified as short- and long-term based on their contractual term. Deferred revenue amounts which represent uncollected amounts are offset against account receivables.

We record a provision for estimated sale returns, credits and stock rotation granted to customers on our products in the same period that the related revenues are recorded in accordance with ASC 606. These estimates are based on historical sales returns, stock rotations and other factors known to us. Such provisions amounted to $2.7 million and $1.5 million as of December 31, 2019 and 2018, respectively.

Deferred Contract Costs. We capitalize sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. Our contracts include performance obligations related to various goods and services, some of which are satisfied at a point in time and others over time. Commission costs related to performance obligations satisfied at a point in time are expensed at the time of sale, which is when revenue is recognized. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the goods or services to which the asset relates. Sales commissions paid for new contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. We apply judgment in estimating the amortization period, by taking into consideration our customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Accordingly, we determined the expected period of benefit to be approximately 3.3 years. Amortization expense is included in Sales and Marketing expenses in the accompanying consolidated statements of income (loss). Deferred sales commission costs capitalized are periodically reviewed for impairment.

As of December 31, 2019 and 2018, the amount of deferred sales commission was approximately $15.6 million and $12.6 million, respectively, and is included in other-long term assets on the balance sheets.

As of December 31, 2019 and 2018, we recorded amortization expenses in connection with deferred sales commissions in the amount of approximately $8.6 million and $6.8 million, respectively.

Investment in Marketable Securities. We account for investments in debt marketable securities in accordance with Accounting Standards Codification, or ASC 320, “Investments - Debt and equity Securities.” Management determines the appropriate classification of our investments at the time of purchase and reevaluates such determinations at each balance sheet date.

We classified our debt securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in “accumulated other comprehensive income (loss)” in shareholders' equity. Realized gains and losses on sales of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net.

We recognize an impairment charge when a decline in the fair value of our investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and our intent to sell, including whether it is more likely than not that we will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the statement of income (loss) is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss). During the years 2019, 2018 and 2017, we did not record any other-than-temporary impairment loss with respect to our marketable securities.

We account for investments in equity securities in accordance with ASC Topic 321, “Investments-Equity Securities” (“ASC 321”), which requires investments in equity securities be measured at fair value with changes in unrealized gains and losses reported in the statement of income (loss).

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

We operate in one operating segment, and this segment comprises our single reporting unit. We perform assessment of qualitative factors during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. This analysis determined that no indicators of impairment existed for 2019, 2018 and 2017.

Stock-based compensation. We account for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation” (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of income (loss).

We recognize compensation expenses for the value of our awards based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

We selected the Black-Scholes-Merton option pricing model to account for the fair value of our stock-options awards with only service conditions and whereas the fair value of the restricted stocks awards is based on the market value of the underlying shares at the date of grant. During 2019 and 2018, we granted potential shares to be issued for performance share awards, subject to a market condition based on the performance of the Company's stock price to our Chief Executive Officer. The fair value of this award was determined using a Monte Carlo simulation methodology. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award and calculates the fair value of each award.

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

Income Taxes. We account for income taxes in accordance with ASC 740, “Income Taxes.” This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is only addressed if the first step has been satisfied (i.e., the position is more likely than not to be sustained), otherwise a full liability in respect of a tax position not meeting the more likely than not criteria is recognized. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We accrue interest and penalty, if any, that are related to unrecognized tax benefits in its taxes on income. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2019 and 2018 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 14 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “Results of Operations—Taxes” below.

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

Recently Issued Accounting Pronouncements

See Note 2(ac) and Note 2(ad) to our consolidated financial statements included elsewhere in this annual report for information regarding recently issued accounting pronouncements.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2019, 2018 and 2017, including the following tables, which present selected financial information in dollars and as a percentage of total revenues, are based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2019	2018	2017
	(U.S. $ in thousands)
Revenues:
Products	$133,605	$118,062	$117,968
Services	118,467	116,342	93,401
	252,072	234,404	211,369
Cost of revenues:
Products	35,056	30,803	30,862
Services	10,118	10,872	8,754
	45,174	41,675	39,616
Gross profit	206,898	192,729	171,753
Operating expenses, net:
Research and development, net	61,841	57,674	59,003
Sales and marketing	109,556	111,386	108,744
General and administrative	18,584	16,145	17,577
Other income	-	-	(6,900)
Total operating expenses, net	189,981	185,205	178,424
Operating income (loss)	16,917	7,524	(6,671)
Financial income, net	8,792	7,274	4,830
Income (loss) before taxes on Income	25,709	14,798	(1,841)
Taxes on income	3,143	3,063	5,652
Net income (loss)	22,566	11,735	(7,493)

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of our total revenues:

	2019	2018	2017
Revenues:
Products	53%	50%	56%
Services	47	50	44
	100	100	100
Cost of Revenues:
Products	14	13	15
Services	4	5	4
	18	18	19
Gross profit	82	82	81
Operating expenses, net:
Research and development, net	25	25	28
Sales and marketing	43	47	51
General and administrative	7	7	8
Other income	-	-	(3)
Total operating expenses, net	75	79	84
Operating income (loss)	7	3	(3)
Financial income, net	3	3	2
Income (loss) before taxes on Income	10	6	(1)
Taxes on income	1	1	3
Net income (loss)	9%	5%	(4)%

Comparison of Years Ended December 31, 2019, 2018 and 2017

Revenues.

Our revenues are derived from sales of our solutions. We recognize product revenue upon shipment when control of the promised goods is transferred to the customer, generally when the product has been delivered. Revenues from product subscriptions, included as product revenues, are recognized ratably over the subscription period. Revenues from post-contract customer support, which represent mainly help-desk support, unit repairs or replacements, professional services and ERT services are recognized ratably over the contract period. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies - Revenue Recognition” above.

Revenues in 2019 were $252.1 million compared with revenues of $234.4 million in 2018, an increase of 8%.

Revenues in 2018 were $234.4 million compared with revenues of $211.4 million in 2017, an increase of 11%.

The following table provides a breakdown of our revenues (dollars in thousands) by type of revenues both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

	2019		2018		2017		% Change 2019 vs. 2018	% Change 2018 vs. 2017
Products	133,605	53%	118,062	50%	117,968	56%	13%	0%
Services	118,467	47%	116,342	50%	93,401	44%	2%	25%
Total	252,072	100%	234,404	100%	211,369	100%	8%	11%

The following table shows a breakdown of our total revenues (dollars in thousands) by geographical distribution both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

	2019		2018		2017		% Change 2019 vs. 2018	% Change 2018 vs. 2017
North, Central and South America (principally the United States)(*)	106,429	42%	102,491	44%	97,901	46%	4%	5%
EMEA (Europe, the Middle East and Africa)	75,275	30%	75,750	32%	56,589	27%	(1)%	34%
Asia-Pacific	70,368	28%	56,163	24%	56,879	27%	25%	(1)%
Total	252,072	100%	234,404	100%	211,369	100%	8%	11%

(*) For the years ended December 31, 2019, 2018 and 2017, our revenues from the United States were $85.4 million, $83.0 million and $78.5 million, respectively, representing 34%, 35% and 37% of total revenues for these years, respectively.

Other than the United States, no other single country accounted for more than 10% of our revenues for the years ended December 31, 2019, 2018 and 2017, other than Germany for the year ended December 31, 2018.

In 2019, our product revenues increased by 13% to $133.6 million, compared to $118.1 million in 2018. This increase in product revenues is mainly attributed to an increase in our product subscriptions as well as in our hardware-based products. In 2018, our product revenues remained approximately in the same level as in 2017 which reflected an increase in product subscriptions offset by a decrease in hardware-based products, in line with our continuous transition to product subscription-based solutions as opposed to sales of hardware-based solutions only.

In 2019, our service revenues increased by 2% to $118.5 million, compared to $116.3 million in 2018. This increase in service revenues is mainly attributed to service subscriptions increasing by over 100%, partially offset by a decrease in maintenance revenues. In 2018, our service revenues increased by 25% to $116.3 million, compared to $93.4 million in 2017, which increase is attributed to renewals of existing support contracts and sales of new support contracts as well as a result of our product installed base that drives a demand for our support, managed services and maintenance.

During 2019, our revenues from the enterprise market increased by 7% to $172.6 million from $161.9 million in 2018, whereas revenues from the carrier market increased by 10% to $79.5 from $72.5 million in 2018. During 2018 our revenues from the enterprise market increased by 17% to $ 161.5 million from $138.6 million, and revenues from the carrier market remained approximately on the same level as in 2017.

Our revenues in the Americas increased in 2019 by 4% compared to 2018, mainly due to greater demand for cloud-based security solutions. Revenues from the EMEA region decreased in 2019 by 1% compared to 2018. Revenues in the Asia-Pacific region increased in 2019 by 25% compared to 2018 mainly due to recognition of large appliance deals.

Our revenues in the Americas increased in 2018 by 5% compared to 2017, mainly due to greater demand for cloud-based security solutions. Revenues from the EMEA region increased in 2018 by 34% compared to 2017 mainly due to increased sales of our security solutions. Revenues in the Asia-Pacific region decreased in 2018 by 1% compared to 2017.

Cost of Revenues.

Cost of revenues refers to both products and service revenues and consists primarily of the cost of circuit boards and other components required for the assembly of our products, salaries and related personnel expenses for those engaged in the final assembly, and in providing support and maintenance service of our products, license fees paid to third parties, fees paid to managed security service providers (related parties), inventory write-offs, amortization of acquired technology and other overhead costs.

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures (dollars in thousands) and as a percentage of the relative product and services revenues:

	2019		2018		2017
Cost of Products	35,056	26.2%	30,803	26.1%	30,862	26.2%
Cost of Services	10,118	8.5%	10,872	9.3%	8,754	9.4%
Total	45,174	17.9%	41,675	17.8%	39,616	18.7%

Cost of products as a percentage of product revenues in 2019 was 26.2%, approximately the same as 2018. Cost of products in 2019 and 2018 included amortization of intangible assets in the amount of $2.3 million and $0.9 million, respectively. Our cost of products as a percentage of product revenues, excluding amortization of intangible assets, represented approximately 24.5% of product revenues in 2019, compared to 25.4% in 2018. The decrease in cost of products as a percentage of product revenues is mainly due to a different mix of sales of our products and product subscriptions. While the cost of operating our cloud infrastructure increased in 2019 compared to 2018, our cost of product revenues decreased due to higher efficiency and improved usage of our inventory.

Cost of services as a percentage of service revenues in 2019 was 8.5% compared to 9.3% in 2018.

Cost of products as a percentage of product revenues in 2018 was 26.1%, approximately the same as 2017. Cost of products in 2018 and 2017 included amortization of intangible assets in the amount of $0.9 million and $1.1 million, respectively. Our cost of products as a percentage of product revenues, excluding amortization of intangible assets, represented approximately 25.4% of product revenues in 2018, compared to 25.2% in 2017.

Cost of services as a percentage of service revenues in 2018 was 9.3%, compared to 9.4% in 2017.

Operating Expenses.

The following table sets forth a breakdown of our operating expenses (dollars in thousands) for the periods indicated as well as the percentage change between such periods:

	2019	2018	2017	% Change 2019 vs. 2018	% Change 2018 vs. 2017
Research and development, net	$61,841	$57,674	$59,003	7%	(2)%
Selling and marketing	109,556	111,386	108,744	(2)%	2%
General and administrative	18,584	16,145	17,577	15%	(8)%
Other income	-	-	(6,900)
Total	$189,981	$185,205	$178,424	3%	4%

Our operating expenses increased by 3% in 2019 to $190.0 million from $185.2 million in 2018. The increase is primarily attributed to (1) personnel costs and related expenses; (2) the acquisition of ShieldSquare in March 2019; and (3) stock-based compensation expenses. Such increase was partially offset by the strengthening of the dollar against other currencies, as more fully described below.

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

R&D expenses were $61.8 million in 2019, an increase of $4.1 million, or 7%, compared with R&D expenses of $57.7 million in 2018. This increase is primarily a result of the following: (1) $1.5 million related to the acquisition of ShieldSquare in March 2019; (2) $2.6 million due to salary raises awarded in the beginning of the year, additional headcount and other salary related expenses; and (3) $0.4 million related to the impact of the weakening of the dollar mainly against the NIS. Such increase was partially offset by: (1) $0.3 million of lower stock-based compensation expenses (see also “Stock based compensation expenses” below); and (2) higher grants received from the IIA during 2019. In 2019, we received $0.9 million in IIA grants compared to $0.7 million in 2018.

R&D expenses were $57.7 million in 2018, a decrease of $1.3 million, or 2%, compared with R&D expenses of $59.0 million in 2017. This decrease is primarily a result of the following: (1) a decrease of $0.5 million due to a lower average number of R&D employees and subcontractors in 2018, partially offset by an increase related to salary raises awarded in the beginning of the year; (2) a decrease of $0.7 million due to lower stock-based compensation expenses (see also “Stock based compensation expenses” below); and (3) higher grants received from the IIA during 2018. In 2018, we received $0.7 million in IIA grants compared to $0.5 million in 2017.

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

Sales and marketing expenses were $109.6 million in 2019, a decrease of $1.8 million, or 2%, compared with sales and marketing expenses of $111.4 million in 2018. This decrease is mainly related to a decrease in salaries due to headcount shortage and lower sales commissions, as well as a decrease due to higher capitalization of contract costs related to ASC 606 and a decrease due to the impact of the strengthening of the dollar, mainly against the Euro.

Sales and marketing expenses were $111.4 million in 2018, an increase of $2.7 million, or 2%, compared with sales and marketing expenses of $108.7 million in 2017. This increase is primarily a result of the following: (1) an increase of $2.0 million attributed to marketing related expenses; (2) an increase of $2.8 million related to commissions expenses due to the growth in sales during 2018 and an increase related to salary raises awarded in the beginning of 2018 and salary-related expenses; and (3) an increase of $0.7 million related to the impact of the weakening of the dollar, mainly against the Euro. Such increase was partially offset by a decrease of $2.5 million related to the capitalization of contract costs following the adoption of ASC 606 in 2018.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs and other general corporate expenses.

General and administrative expenses were $18.6 million in 2019, an increase of $2.5 million, or 15% compared with general and administrative expenses of $16.1 million in 2018. The increase in general and administrative expenses in 2019 was primarily due to (1) an increase of $0.7 million related to personnel costs and related expenses; (2) an increase of $0.4 million related to services fees due to consultants and other professionals partially related to the acquisition of ShieldSquare; (3) an increase of $0.9 million attributed to higher stock-based compensation expenses (see also “Stock based compensation expenses” below); and (4) the remainder of the increase due to a $0.3 million increase in other general expenses.

General and administrative expenses were $16.1 million in 2018, a decrease of $1.5 million, or 8%, compared with general and administrative expenses of $17.6 million in 2017. The decrease in general and administrative expenses in 2018 was primarily due to (1) a decrease in litigation costs related mainly to intellectual property litigation matters by an amount of $1.2 million; and (2) a decrease of $0.6 million related to services fees due to consultants and other professionals, changes in the fair value of our contingent consideration and depreciation expenses. This decrease was partially offset by an increase of $0.6 million related to personnel costs and related expenses.

For a discussion of the impact of foreign currency fluctuations our business, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk.”

Stock-based compensation expenses.

Our expenses also include the recognition of stock-based compensation, which is allocated among cost of sales, research and development expenses, marketing and selling expenses and general and administrative expenses, based on the division in which the recipient of the option grant is employed. The stock-based compensation is amortized to operating expenses over the requisite service period of the individual options.

Stock-based compensation expenses in 2019 totaled $13.1 million, an increase of $0.6 million, or 5%, compared with expenses of $12.5 million in 2018. During 2019, we granted stock options to purchase approximately 1.2 million shares at a weighted average grant-date fair value of $5.50 per option and 0.8 million restricted stock units, or RSUs, at a weighted average grant-date fair value of $23.40 per RSU, compared to 1.1 million options granted during 2018 at an average grant-date fair value of $6.70 per option and 0.4 million RSUs at a weighted average grant-date fair value of $23.80 per RSU. The reason for the increase in our stock-based compensation expenses in 2019 is primarily due to the fact that the majority of our options and RSUs, which were granted during 2018, were granted towards the end of 2018 and therefore the related expense was recorded mainly in 2019. In addition, the quantities of RSUs that we granted in 2019 were granted early in the year and the total number of such awards was higher than the number granted in 2018.

Stock-based compensation expenses in 2018 totaled to $12.5 million, a decrease of $0.5 million, or 4%, compared with expenses of $13.0 million in 2017. During 2018, we granted stock options to purchase approximately 1.1 million shares at a weighted average grant-date fair value of $6.70 per option and 0.4 million restricted stock units, or RSUs, at a weighted average grant-date fair value of $23.80 per RSU, compared to 1.7 million options granted during 2017 at an average grant-date fair value of $4.30 per option and 0.4 million RSUs at a weighted average grant-date fair value of $16.20 per RSU. The reason for the decrease in our stock-based compensation expenses in 2018 is primarily due to the decrease in the quantity of options granted in 2018 compared to 2017, despite the increase in our weighted average grant date fair value.

Other Income

During 2017 we recorded $6.9 million of other income related to the award we collected in connection with an intellectual property dispute for which we recorded litigation costs in an amount of $0.8 million and $2.1 million during 2018 and 2017, respectively.

Financial Income Net.

Financial income, net consists primarily of interest earned on short and long-term bank deposits, amortization of premiums, accretion of discounts, interest and dividends earned on investments in marketable securities, gain from sale of marketable securities and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Financial income, net was $8.8 million in 2019, compared with $7.3 million in 2018. The net increase of $1.5 million is primarily attributed to an increase of $3.6 million in interest income from investments in marketable securities and short- and long-term bank deposits partially offset by an increase of $2.1 million in foreign currency exchange losses.

Financial income, net was $7.3 million in 2018, compared with $4.8 million in 2017. The net increase of $2.5 million is primarily attributed to an increase of $2.0 million in interest income from investments in marketable securities and short- and long-term bank deposits and from a decrease of $0.4 million in foreign currency exchange losses.

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2019 and 2018 tax years. We elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment, 1959 (the “Investments Law”) as of the 2014 tax year. The election is irrevocable. Under the Preferred Enterprise regime, a preferred income of an enterprise located in the center of Israel is subject to a tax rate of 16%. Pursuant to Amendment 73 to the Investments Law adopted in 2017, a company located in the center of Israel that meets the conditions for “Preferred Technological Enterprises”, is subject to a tax rate of 12%. We believe we meet those conditions.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

Our effective tax rate in 2019 was 12% compared with an effective tax rate of 21% in 2018. The decrease in the effective tax rate in 2019 as compared to 2018 is primarily due to the release of a valuation allowance we made in 2019 following our expectations to realize the carryforward tax losses.

Tax expense for 2018 amounted to $3.1 million compared to $5.7 million in 2017. The decrease of $2.6 million is primarily related to the reduction of the U.S. federal tax rate.

For additional disclosure and explanations regarding our income taxes, including Approved, Beneficiary and Preferred Enterprise programs, see note 14 to our consolidated financial statements included elsewhere in this annual report and Item 10.E “Taxation—Israeli Tax Considerations.”

Impact of Currency Fluctuations and Inflation

Our financial results may be negatively impacted by foreign currency fluctuations and inflation. Information required by this section is set forth in Item 11 “Quantitative and Qualitative Disclosures about Market Risk” and in Item 3.D “Risk Factors – Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations,” each of which are incorporated herein by reference.

Impact of Governmental Policies

For information on the impact of governmental policies on our operations, see Item 4.B “Government Regulations” and Item 3.D “Risk Factors—Government regulation affecting our business is evolving, and unfavorable changes could harm our business” and “—Risks Related to Operations in Israel.”

Related Parties

We have entered into a number of agreements with certain companies, of which Yehuda Zisapel, Zohar Zisapel and/or Nava Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. Roy Zisapel, our President and Chief Executive Officer and a director, also holds a minority stake in one of these RAD-Bynet Group entities, SecurityDam Ltd. (“SecurityDam”). In addition, we purchase different services and fixed assets from third parties at special rates offered to members of the RAD-Bynet Group, such as car leases, maintenance, insurance and communication. Furthermore, we purchased from SecurityDam managed security service provider (MSSP) scrubbing center services required for the provision of our cloud DDoS protection service.

We believe that the terms of the transactions in which we have entered with members of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties and are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties. The pricing of the transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the agreements and confirmed that they were not different in any material respect than that which could have been obtained from unaffiliated third parties.

See also below under Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions.”

B.Liquidity and Capital Resources

General

Since our inception, we have financed our operations through a combination of issuing equity securities, including two public offerings in October 1999 and February 2000, research and development and/or marketing grants from the Government of Israel, and cash generated by operations.

The Company’s equity as a percentage of its total assets was 66% at December 31, 2019, compared with 68% at December 31, 2018 and 67% at December 31, 2017.

Cash and cash equivalents, short and long-term bank deposits and short- and long-term marketable securities were $427.7 million at December 31, 2019, compared with $401.1 million and $344.3 million at December 31, 2018 and at December 31, 2017 respectively.

Principal Capital Expenditures and Divestitures

Capital expenditures were $8.2 million, $8.9 million and $7.2 million for the years ended December 31, 2019, 2018 and 2017, respectively. These expenditures were mainly comprised of investments in cloud infrastructure, ERP modules, leasehold improvements, machinery and equipment, computers, lab equipment and testing tools.

We expect to engage in additional capital spending to support possible growth in our operations, infrastructure and personnel. In 2020, we anticipate that the majority of our capital expenditures will be primarily for R&D testing, lab equipment, additional investments in new modules to our ERP system and additional infrastructure to support our cloud-based solutions.

We did not affect any principal divestitures in the past three years.

Working Capital and Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands(:

	2019	2018	2017
Net cash provided by operating activities	$52,852	$49,251	$31,464
Net cash used in investing activities	(50,793)	(85,503)	(56,342)
Net cash provided by (used in) financing activities	(6,511)	16,218	10,478

Net cash provided by operating activities for 2019, 2018 and 2017 was $52.9 million, $49.3 million and $31.5 million, respectively. Our net income (loss) in 2019, 2018 and 2017 was $22.6 million, $11.7 million and ($7.5) million, respectively.

Net cash provided by operating activities in 2019 consisted of net income adjusted for non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible assets and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, other gain, an increase in deferred revenues, accrued interest on bank deposits, increase in trade payables, decrease in inventories, decrease in other payables and accrued expenses and other long-term liabilities, increase in accrued severance pay, net, and operating lease liabilities, net offset by a decrease in trade receivables, changes in deferred income taxes, net and increase in other current assets and prepaid expenses.

Net cash provided by operating activities in 2018 consisted of net income adjusted for non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible assets and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, an increase in deferred revenues, accrued interest on bank deposits, increase in trade receivables offset by a decrease in other payables and accrued expenses and other long-term liabilities, other current assets and prepaid expenses, decrease in inventories and a decrease in trade payables.

Net cash provided by operating activities in 2017 consisted of net loss adjusted for non-cash activity, including stock-based compensation expenses, depreciation, amortization of intangible assets and amortization of premiums, accretion of discounts and accrued interest on available-for-sale marketable securities, an increase in deferred revenues, accrued interest on bank deposits, decrease in trade receivables partially offset by an increase in other payables and accrued expenses and other long-term liabilities, other current assets and prepaid expenses, increase in inventories and a decrease in trade payables.

Net cash used in investing activities amounted to $50.8 million for 2019 compared to net cash used in investing activities of $85.5 million for 2018 and $56.3 million for 2017.

Net cash used in investing activities in 2019 consisted primarily of purchases of property and equipment and payment for the ShieldSquare acquisition, partially offset by investments in bank deposits and marketable securities.

Net cash used in investing activities in 2018 consisted primarily of purchases of property and equipment, partially offset by investments in bank deposits and marketable securities.

Net cash used in investing activities in 2017 consisted primarily of payment for the Seculert acquisition and purchases of property and equipment, partially offset by investments in bank deposits and marketable securities.

Net cash used in financing activities in 2019 was $6.5 million compared to net cash provided by financing activities of $16.2 million in 2018 and net cash provided by financing activities of $10.5 million in 2017.

Net cash used in financing activities in 2019 was attributed to repurchases of our ordinary shares, partially offset by proceeds from issuance of shares upon exercise of stock options by our employees.

Net cash provided by financing activities in 2018 was attributed to proceeds from issuance of shares upon exercise of stock options by our employees, partially offset by repurchases of our ordinary shares as well as the repayment of the contingent consideration as part of the Seculert acquisition.

Net cash provided by financing activities in 2017 was attributed to proceeds from issuance of shares upon exercise of stock options by our employees, partially offset by repurchases of our ordinary shares.

Cash and Cash Equivalents

As of December 31, 2019, we had cash and cash equivalents, including short- and long-term bank deposits and short and long-term marketable securities, of $427.7 million, compared to $401.1 million as of December 31, 2018 and $344.3 million as of December 31, 2017. As of December 31, 2019, approximately 32%, 25% and 7% of our short and long-term bank deposits were deposited in Israel with major Israeli banks which are rated AAA, A and BBB+, respectively, as determined by S&P’s Maalot, and the balance of 36% was deposited in the U.S. branch of another major Israeli bank which is rated A, as determined by S&P’s Maalot. As of December 31, 2019, the longest contractual duration of any of our bank deposits was 2.0 years, the weighted average duration of our deposits was 1.50 years, and the weighted average time to maturity was 1.1 years.

Our marketable securities portfolio includes investments in foreign banks and government debentures and in debt securities of corporations. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States. As of December 31, 2019, 58% of our marketable securities portfolio was invested in debt securities of financial institutions and 42% in debt securities of corporations. From a geographic perspective, 45% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 29% was invested in debt securities of European issuers and 26% was invested in debt securities of other geographic-located issuers. As of December 31, 2019, 94% of our marketable securities portfolio was rated A- or higher, 4% was rated BBB or BBB+, and 2% was rated BB-, as determined by S&P.

There are no material legal restrictions, taxes or other costs associated with transferring our funds held in U.S. financial institutions to Israeli financial institutions, and we have access to all of our cash as needed for our operations. Although we have various subsidiaries throughout the world, there are no material legal, tax or other cost impediments to our transferring cash to these subsidiaries for operations as and when needed or to such subsidiaries transferring cash to us to meet our own cash obligations. Further, we believe we generate sufficient cash from our Israeli operations to fund our operating and capital requirements and, therefore, do not need or intend to repatriate any of the earnings of our foreign subsidiaries.

Days-Sales-Outstanding

The days-sales-outstanding (DSO) for a given period is calculated by dividing the end-of-period balance of accounts receivable by the average daily sales in the period.

Our average quarterly DSO (computed over the four quarters of the year) was 23 days in 2019, compared with 27 days in 2018 and 29 days in 2017. When computed annually, the DSO is 33 days in 2019, up from 27 days in 2018 and 28 days in 2017.

The decrease in our average quarterly DSO in 2019 compared to 2018 is mainly due to the strong collection of receivables during 2019 as a result of the increase in our subscription business where we often collect payments ahead of revenue recognition. Despite our strong collections throughout the year, our annual DSO increased mainly due to the total amount of invoices issued in the last month of the year which was significantly higher in 2019. Due to the fact that most of these invoices are not collected within the first month of issuance, but only in the following months, our annual DSO increased in 2019 compared to 2018.

In 2018, we maintained substantially the same DSO levels as in 2017.

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

We anticipate that operating activities as well as capital expenditures will demand the use of our cash resources. We believe that our cash balances will provide sufficient cash resources to finance our operations and the projected marketing and sales activities and research and development efforts and other elements of our strategy for a period of no less than the next 12 months.

Market Risk

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Additional information about market risk is set forth in Item 11 “Quantitative and Qualitative Disclosures about Market Risk” and incorporated herein by reference.

C.Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2019, we had 358 employees and 57 subcontractors engaged primarily in research and development activities, compared to 316 employees and 56 subcontractors at the end of 2018. For a further discussion of research and development, see Item 5.A “Operating and Financial Review and Prospects—Operating Results.”

For a discussion regarding the benefits provided under programs of the IIA, see Item 4.B “Information about the Company—Business Overview—Israeli Innovation Authority.”

D.Trend Information

We have identified the following key trends and uncertainties that we believe will materially influence our market, financial condition and the demand for our solutions:

•

Applications are migrating to the cloud. Organizations therefore require broader protection that encompasses both the enterprise and cloud-based applications. They also prefer to purchase security services as a subscription, to match the subscription-based consumption of hosting services.

•

Datacenter architecture is changing to include various models such as a physical datacenter, a virtual datacenter, a software defined datacenter, and private or public cloud. New emerging edge clouds coupled with the emerging 5G layouts will enable enterprises to leverage their IoT strategy effectively. Many organizations use a mixed infrastructure that includes a combination of one or more of the above. This mixed environment often involves multiple vendors and creates challenges in IT staffing and operational costs, which increase the needs for hybrid cloud services, managed services and modern automated data center technologies.

•

Application infrastructure is changing, from monolithic applications based on the three-tier applications, client server and so on, to a cloud-native or micro-services architecture that are packaged as containers, providing a built-in ‘on-demand’ elasticity and availability application infrastructure. This shift in application lifecycle control and delivery methods is triggered by the need to match the ‘cloud clock’ for the ever-changing business needs, rely on a new application networking infrastructure, the service-mesh network. This enables to introduce and run the new generation of cloud-native applications, in a fast, adaptive and more efficient way by interacting with DevOps CICD tools and methods.

•

Increasing complexity and intensity of security threats require expertise in identifying the attacks and recommending the right action. Attack delivery is aided by the growing presence of connected devices (IoT) which increases the threat surface against any kind of infrastructure, as well as traffic encryption (dark data) assisting hiding attacks, and attack tools are becoming more sophisticated as hackers use automation and weaponize artificial intelligence. This leads to ever morphing and scalable attack vectors at all levels, from volumetric botnets through web centric attacks and moving into API-centric attacks for both public facing APIs as well as leaking into internal Kubernetes-naïve attacks (container orchestration platform of choice). In addition, attack tools are increasingly available to all through the dark net. The mass amount of uncontrolled IoT devices and cloud hosting opens the door for a new generation of botnets and automated bots, hard to classify and block. Moreover, the usage of published public cloud infrastructure by most of the enterprises creates the need to protect their cloud posture, workloads and services from different attack surfaces, manifested by the fact that the cloud application’s DevOps processes are done from the outside of the cloud “perimeter,” unlike the premise-based application development process (the insider becomes the outsider). Most organizations are not able to keep up with these developments with their internal cyber security resources and seek managed security services.

•

Increasing expectations for applications availability and performance, due to the increasing dependence on applications in today’s business world. Businesses are sensitive to the resilience and availability of their applications and given their customers’ expectations of a world class experience can identify a direct commercial impact from a less than optimal performance.

We believe that our business, comprised of application security and delivery solutions, is positioned to benefit from the above-mentioned industry dynamics due to the following key factors:

•

We have developed a broad portfolio of solutions to address the challenges arising from these trends.

•

We continuously focus on innovation and believe that our solutions have, in many instances, a technological advantage over competing solutions.

•

We offer our solutions in a wide array of deployment models (on-premise devices and solutions, managed services, cloud-based solutions, etc.), in order to support various customers’ business models. We believe this flexibility addresses the complexity and diversity of the current application and infrastructure ecosystem.

We believe that the advantages of our offerings, coupled with the above-mentioned industry dynamics and trends, place us in a good position to meet our business plans. Nevertheless, meeting our business plans and implementing our growth strategy, as more fully described under Item 4.B “Business Overview – Our Growth Strategy” above, may not convert into revenues growth, due to our shift towards subscription-based product sales, where revenues are recognized throughout the subscription period.

In addition, while we believe that the above trends will present significant opportunities for us, they also pose significant challenges, risks and uncertainties, including the following:

•

We operate in a highly competitive environment, and some of our competitors have larger internal resources, and a larger installed base.

•

While we believe that the shift towards a subscription-based business model is a strategic transition towards higher growth and profitability in the long term, we may not be successful in its execution, including an inability to maintain a high subscription renewal rate.

•

In addition, our customers purchasing decisions are related to the conditions in our industry and in the various regions and geographical markets in which we operate and are tied to the overall IT spending climate. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to such uncertainties. In particular, the recent COVID-19 outbreak may negatively affect economic conditions regionally as well as globally, disrupt operations situated in countries particularly exposed to the contagion, affect supply chains or otherwise negatively impact our business, as more fully described in Item 8.B “Financial Information–Significant Changes”.

•

The other risks and uncertainties we face, as described under Item 3.D “Risk Factors.”

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as such term is defined under Item 5.E of the instructions to Form 20-F, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2019 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due By Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year*	1 – 3 years	3–5 years	More than 5 years
Operating leases (1)	6,718	3,622	2,089	681	326
Total contractual cash obligations (2)(3)	6,718	3,622	2,089	681	326

* Become due during 2020.

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2020 to 2026, although certain of our leases have renewal options. The data in this row details our future minimum payments under non-cancelable operating lease agreements at December 31, 2019.

(2) Payments for uncertain income tax positions of $5.6 million under ASC 740 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(u) and 14(a) of our consolidated financial statements.

(3) Severance payments of $2.3 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(w) of our consolidated financial statements.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Yehuda Zisapel (1)	78	Chairman of the Board of Directors
Yair Tauman (1)(2)(3)	71	Director, Chairman of the Compensation Committee
David Rubner (2)(3)(4)	80	Director, Chairman of the Audit Committee
Yael Langer (4)	55	Director
Avraham Asheri (1)(2)(3)	82	Director
Joel Maryles (2)(3)(5)	60	Director
Roy Zisapel (5)	49	President, Chief Executive Officer and Director
Doron Abramovitch	51	Chief Financial Officer
Raffi Kesten	66	Chief Business Officer
David Aviv	64	Chief Technology Officer
Gabi Malka	44	Chief Operating Officer
Anna Convery-Pelletier	51	Chief Marketing Officer
Yoav Gazelle	50	Vice President International Sales

(1)	Term as director expires at the annual meeting of shareholders to be held in 2021.
(2)	Qualified as an independent director, as determined under the Nasdaq rules.
(3)	Serves on the Audit and Compensation Committees of the Board of Directors.
(4)	Term as director expires at the annual meeting of shareholders to be held in 2020.
(5)	Term as director expires at the annual meeting of shareholders to be held in 2022.

Yehuda Zisapel, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware US and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. See Item 4.C “Organizational Structure.” Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, our President, Chief Executive Officer and director.

Professor Yair Tauman has served as a member of our Board of Directors since October 2010 (until February 2020, as an external director). He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York. He was a professor in Tel-Aviv University for 25 years until 2009 and, prior thereto, served as a professor in Kellogg School of Management at Northwestern University. His areas of research include game theory and industrial organization. Professor Tauman currently serves on the board of directors of other public and private companies from different sectors, including online auctions, education and IT. Professor Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

David Rubner has served as a member of our Board of Directors since October 2009 (until February 2020, as an external director). Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and Chairman of the Board of Novelsat, Ltd. During the years 1991 to 2000, he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Eltek Ltd. and other private companies. He also serves on the boards of trustees of Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London, England and an M.S. degree from Carnegie Mellon University.

Yael Langer has served as a member of our Board of Directors since July 2009. Ms. Langer has served as the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998. Since December 2000, Ms. Langer has served as a director in Ceragon Networks Ltd., a company publicly traded on Nasdaq and the Tel-Aviv stock markets. From 1995 to 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From 1993 until 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd., the underwriting and investment banking subsidiary of Bank Hapoalim. Ms. Langer holds an L.L.B. degree from The Hebrew University, Israel.

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

Joel Maryles has served as a member of our Board of Directors since January 2014. Mr. Maryles was a Partner at OurCrowd from 2015 to 2018. He held numerous senior positions in the financial sector over the past three decades. From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded. From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney. From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including Managing Director focused on Israeli technology and healthcare transactions. Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors. Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. from the University of Chicago.

Roy Zisapel, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996. Mr. Zisapel also serves as a director of Radware US and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company, and Nava Zisapel, who is one of our major shareholders.

Doron Abramovitch has served as our Chief Financial Officer since September 2015. In such role, Mr. Abramovitch oversees Radware's business performance and strategic growth initiatives. He is responsible for overall financial management of the company, its financial reporting and disclosure practices, and overall corporate operational and infrastructure functions. Prior to Radware, Mr. Abramovitch was Corporate Vice President and Chief Financial Officer of Orbotech Ltd. from May 2011 to June 2015. Prior to joining Orbotech, from 2005 to 2011, Mr. Abramovitch served as senior executive vice president and chief operating officer of Bagir Group Ltd., an Israeli TASE-listed company. Prior to joining Bagir, Mr. Abramovitch served, from 2000 to 2005, as chief financial officer and, from 2004 to 2005, as chief executive officer and chief financial officer, of Phytech Technologies (2000) Ltd., then an Israeli TASE-listed company. Mr. Abramovitch is a certified public accountant and received B.Sc. and M.B.A. degrees in business administration from Tel Aviv University.

Raffi Kesten has served as our Chief Business Officer since June 2019. In such role, Mr. Kesten leads all customer-facing functions worldwide as well as our professional services, sales engineering, carrier and business development, and international sales. Mr. Kesten joined us with over 20 years of experience in leadership roles at various technology companies, including as Vice President of HP Indigo between 1991 and 1995, as a Chief Operating Officer and General Manager of NDS from 1996 to 2012, as Vice President Video and General Manager Israel of Cisco from 2012 to 2015, as Silicon Process Engineer of Intel from 1982 to 1991, and as a managing partner at Jerusalem Venture Partners from 2014 to 2018. Mr. Kesten holds a B.S. in chemical engineering from Ben Gurion University and an Executive MBA from The Hebrew University, Israel.

David Aviv has served as our Chief Technology Officer since 2016 and as our Vice President, Advanced Services, since 2004. Prior to joining Radware, he was the VP of Engineering at Ofek, an Israel based ILEC and a senior consultant. Prior to that, until 2000, Mr. Aviv served in the Israeli Air Force as a senior technical leader. He also serves as the Technical Chairman of the Israeli Telecom Standards Body committee. Mr. Aviv holds a Ph.D. degree in Electrical Engineering (EE) from the Naval Postgraduate School in Monterey, California, a B.S. degree in Electrical Engineering from Ben-Gurion University and an M.S. degree in Electrical Engineering from Tel Aviv University, Israel.

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

Anna Convery-Pelletier has served as our Chief Marketing Officer since December 2016. In such role, she leads the global marketing organization, which consists of the corporate, product, field and channel marketing teams. Ms. Convery is responsible for the marketing strategy that shapes the future of the Radware brand while directly increasing the marketing contribution to drive revenue and increase market share. Prior to joining Radware, Ms. Convery held the position of Chief Marketing Officer and Executive Vice President of Strategy for OpenSpan Inc. (now Pega Systems Inc.) for five years. Prior to OpenSpan, Ms. Convery held senior executive roles at NICE Systems Ltd., ClickFox, Inc., and Nexidia Inc., as well as global marketing and business development roles at IBM, Jacada Ltd. and Unibol Inc. Ms. Convery holds a B.A. (with honors) degree from The University of Ulster, Northern Ireland.

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

B.Compensation

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. In October 2013, our shareholders approved the compensation policy for our executive officers and directors, to which we refer, as amended by our shareholders through October 2019, as our Compensation Policy. Our Compensation Policy is designed to correlate executive compensation with Radware's objectives and goals.

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2019 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2018 - All directors and officers as a group, consisting of 15 persons*	$4,050,500	$596,800

2019 - All directors and officers as a group, consisting of 13 persons**	$3,409,100	$501,600

* Includes 3 persons who served as our executive officers in 2018 and are no longer serving as our executive officers and one executive officer who was appointed during 2018.

** Includes one executive officer who was appointed during 2019.

During 2019, we granted to our directors and officers listed in Item 6.A above, in the aggregate, 101,599 RSUs at a weighted average grant date fair value per RSU of $20.22 and options to purchase 324,300 ordinary shares at a weighted average exercise price per share of $23.83. The options and RSUs expire sixty-two months after grant. The weighted average grant date fair value of these options was $6.03 per option.

For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(t) to our consolidated financial statements included elsewhere in this annual report. See also Item 6.E “Directors, Senior Management and Employees—Share Ownership— Share Option Plans” below.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2019, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

We currently hold directors and officers liability insurance with an aggregate coverage limit of $25 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2019. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2019.

Name and Principal Position (1)	Year	Salary	Bonus (including Sales Commissions) (2)	Equity-Based Compensation (3)	All Other Compensation (4)	Total
		(US$ in thousands)
Roy Zisapel, Chief Executive Officer, President and Director*	2019	414 (5)	438 (6)	1,740	133	2,725
Raffi Kesten, Chief Business Officer* (7)	2019	198	119	999	47	1,363
Doron Abramovitch, Chief Financial Officer*	2019	312	95	262	96	765
Gabi Malka, Chief Operating Officer*	2019	285	86	216	70	657
Yoav Gazzele, VP International Sales	2019	197	228	186	41	652

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

(3)

Amounts reported in this column represent the grant date fair value in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2(t) to our consolidated financial statements included elsewhere in this annual report.

(4)

Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds ('keren hishtalmut'), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), phone, convalescence or recreation pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Radware's guidelines. Unless otherwise indicated herein, all Covered Executives (i) are entitled to a notice period of at least one month prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (ii) are not entitled to any special bonuses or benefits upon a change of control of our Company, other than a potential acceleration of the vesting of their stock options pursuant to our equity incentive plan, as more fully described in Item 6.E below.

(5)

Mr. Roy Zisapel is entitled to a gross base salary of $400,000 (or the equivalent in NIS) per annum, which includes payment for managing our entire on-going North America activities. The additional $14,000 over the aggregated total $400,000 annual salary is attributed to the change in the $/NIS exchange rate from the date of the Shareholders’ Annual General Meeting in 2012 where Mr. Zisapel’s salary was approved to the average $/NIS exchange rate in 2019.

(6)		Consistent with our Compensation Policy, and as approved by our shareholders in October 2019, Mr. Roy Zisapel is entitled to an annual bonus of up to $600,000 (or the equivalent in NIS).

(7)		Employment commenced in June 2019.

	*	All or part of the base salary is denominated in NIS whereas our functional currency is dollars and therefore fluctuations in dollar amounts may be attributed to exchange rate fluctuations.

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $33,550) per year of service; (ii) per meeting remuneration of NIS 3,600 (currently equivalent to approximately $1,000) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. All amounts payable under items (i), (ii), (iii) and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

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

C.Board Practices

Introduction

Since we are incorporated as an Israeli company, we are subject to the provisions of the Companies Law and the regulations adopted thereunder. In addition, since our ordinary shares are listed on the Nasdaq Global Select Market, we are also subject to the Nasdaq rules.

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

Our Articles of Association provide for a Board of Directors of not less than five and not more than nine directors. Currently, our Board of Directors consists of seven directors. In accordance with current Nasdaq requirements, nominees for election as directors are approved and recommended to the Board of Directors by a majority of our independent directors.

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors is divided into three classes with each class of directors serving until, generally, the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2021	Yehuda Zisapel, Avraham Asheri and Yair Tauman
Class II	2022	Roy Zisapel and Joel Maryles
Class III	2020	Yael Langer and David Rubner

At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Directors are elected by a simple majority of the votes cast by our shareholders at an annual general meeting, whereas a director’s removal from office requires the vote of at least 75% of the voting power represented at the general meeting. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, to the nearest extent possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control or management of our company.

For a description of how long our directors and officers have served in their current positions, please see Item 6.A “Directors, Senior Management and Employees—Directors and Senior Management.”

External Directors and Israeli Relief Regulations

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, are required to appoint at least two external directors. However, pursuant to Israeli regulations promulgated under the Companies Law, companies whose shares are traded on specified non-Israeli stock exchanges, including Nasdaq, and which do not have a controlling shareholder, such as Radware, may elect to opt out of the requirement to maintain external directors as well as elect to opt out of the composition requirements under the Companies Law with respect to the audit and compensation committees.

Consistent with the aforesaid relief regulations, in February 2020, we elected to opt out from the requirement to appoint external directors and from the composition requirements for the audit and compensation committees under the Companies Law. Our eligibility to opt out is conditioned upon: (i) the continued listing of our ordinary shares on the Nasdaq (or one of a few other specified non-Israeli stock exchanges); (ii) there not being a controlling shareholder of our Company; and (iii) our compliance with the SEC rules and Nasdaq requirements as to the composition of (a) our board of directors (which requires that we maintain a majority of independent directors on our board of directors) and (b) the audit and compensation committees of our board of directors (which, subject to certain exceptions, require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the Nasdaq rules). As a result of our said election to opt out, our then-external directors, Mr. Rubner and Mr. Tauman, began serving as regular directors (i.e., non-external directors) commencing in February 2020 and were assigned as Class III director and Class I director, respectively.

Our election to exempt our Company from compliance with the external director and audit and compensation committee requirements can be reversed at any time by our Board of Directors, in which case we would need to hold a shareholder meeting to once again appoint external directors, whose election, by a special majority, would initially be for a three-year term.

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

Audit Committee

Our ordinary shares are listed on the Nasdaq Global Select Market, and we are subject to the Nasdaq rules applicable to listed companies. Under the Nasdaq rules, we are required to have an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. To the extent a company is required to appoint external directors, the audit committee must include all of the external directors and comply with additional requirements as to the composition thereof under the Companies Law. However, when we elected to exempt our Company from the external director requirement, we concurrently elected to exempt our Company from all of such requirements.

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

In accordance with the Nasdaq rules, our Audit Committee has adopted a charter that sets forth the Audit Committee’s purpose and responsibilities, which include, among other things, (1) assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors, and (2) selecting, evaluating and, where appropriate, recommending to replace the independent auditors (or to nominate the independent auditors subject to shareholder approval) and pre-approving audit engagement fees and all permitted non-audit services and fees. Our Audit Committee must also review and approve all related party transactions specified under Item 7.B of Form 20-F.

In accordance with the Companies Law, the duties of our Audit Committee, in addition to the requirements imposed by the Nasdaq rules, include, among other things, (1) identifying irregularities in the business management of the Company, including in consultation with the internal auditor and/or the Company’s independent accountants, and recommending remedial measures to the Board of Directors, (2) reviewing, and, where appropriate, approving certain interested party transactions specified under the Companies Law, as more fully described in Exhibit 2.1 to this annual report under the heading “Approval of Specified Related Party Transactions under Israeli Law,” and (3) examining and monitoring the work of our internal auditor.

Our Audit Committee also functions as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, our Audit Committee is responsible for investigating reports made by any of our attorneys appearing and practicing before the SEC of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by us or any of our agents.

Compensation Committee

Pursuant to applicable Nasdaq rules, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by a compensation committee comprised solely of independent directors. To the extent a company is required to appoint external directors, the compensation committee must include all of the external directors and comply with additional requirements as to the composition thereof under the Companies Law. However, when we elected to exempt our Company from the external director requirement, we concurrently elected to exempt our Company from all of such requirements.

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

Our Compensation Committee currently consists of Mr. David Rubner, Prof. Yair Tauman, Mr. Joel Maryles and Mr. Avraham Asheri, all of whom are independent directors.

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2019*:

Name of Body	No. of Meetings in 2019	Average Attendance Rate
Board of Directors	13	93.4%
Audit Committee	5	100%
Compensation Committee	5	100%

* Excludes ad-hoc committees.

 Each director attended at least 80% of all Board meetings.

Directors’ Service Contracts

Except as described in Item 6.B above, we do not, as of the date of filing of this annual report, have service or employment contracts with our directors providing for benefits upon termination of employment.

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

Additional Information

For additional information regarding the fiduciary duties and other legal requirements relating to the conduct of our directors and executive officers, see in Exhibit 2.1 to this annual report under the heading “Board of Directors.”

D.Employees

At the time of commencement of employment, our employees in North America generally sign offer letters specifying basic terms and conditions of employment, whereas our employees in Israel, including our executive officers, generally sign standard written employment agreements. The employees in our other jurisdictions sign employment agreements, which differ according to customary practices in the country in which they are located. All our employees worldwide sign confidentiality and non-compete terms and conditions.

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As at December 31,
	2019		2018		2017
Approximate numbers of employees and subcontractors by geographic location:
Israel	482		456		450
North, Central and South America (principally the United States)	221		210		220
EMEA (Europe, the Middle East and Africa)	108		106		107
Asia-Pacific	283(	*)	189(	*)	201(	*)
Total workforce	1,094		961		978
Approximate numbers of employees and subcontractors by category of activity:
Research and development	415(	*)	372(	*)	381(	*)
Sales, technical support, business development and marketing	549		452		474
Management, operations and administration	130		137		123
Total workforce	1,094		961		978

(*) Include 57, 56 and 61 subcontractors, as of December 31, 2019, 2018 and, 2017, respectively.

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

Furthermore, we and our Israeli employees are subject to provisions of the collective bargaining agreements between the “Histadrut,” the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists Association, by governmental order. These provisions principally concern social benefits, cost of living increases, recreation pay and other conditions of employment. We generally provide our employees with benefits and working conditions above the required minimums.

The employees of our subsidiaries are subject to local labor laws, regulations and/or collective bargaining agreements that vary from country to country.

Our employees are not represented by a labor union.

We consider our relations with our employees to be good, and we have never experienced a strike or work stoppage.

E.Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 29, 2020. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or RSUs currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares**
Yehuda Zisapel (1)	1,676,215	3.61%
Roy Zisapel (2)	1,444,646	3.11%
Avraham Asheri (3)	*	*
Yael Langer (3)	*	*
David Rubner (3)	*	*
Yair Tauman (3)	*	*
Joel Maryles (3)	*	*
Doron Abramovitch (3)	*	*
Raffi Kesten (3)	*	*
Gabi Malka (3)	*	*
David Aviv (3)	*	*
Anna Convery-Pelletier (3)	*	*
Yoav Gazelle (3)	*	*
All directors and executive officers as a group (13 persons) (4)	3,415,461	7.30%

* Reflects ownership of less than 1%.

** The percentages shown are based on 46,339,201 ordinary shares issued and outstanding as of March 29, 2020. This figure of outstanding ordinary shares excludes employee stock options to purchase an aggregate of 474,600 ordinary shares at a weighted average exercise price of approximately $16.38 per share, with the latest expiration date of these options being in November 2023 (of which, options to purchase 474,600 of our ordinary shares were exercisable as of March 29, 2020).

(1) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 1,394,215 shares are held directly by Yehuda Zisapel; (ii) 202,000 shares are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel; and (iii) 80,000 options to purchase ordinary shares which options are fully vested or which will be fully vested within the next 60 days. The options consist of (i) 60,000 options at an exercise price of $15.33 per share, which expire in January 2021, and (ii) 20,000 options at an exercise price of $27.15, which expire in November 2023. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(2) Consists of 1,344,646 shares and 100,000 options to purchase ordinary shares which options are fully vested or will be fully vested within the next 60 days. All of the options are at an exercise price of $15.33 and expire in January 2021.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Consists of 2,940,861 shares and 474,600 options to purchase ordinary shares which options are fully vested or which will be fully vested within the next 60 days. The options consist of (i) 52,500 options at an exercise price of $12.46 which expire in September 2021, (ii) 22,500 options at an exercise price of $13.35 which expire in December 2021, (iii) 47,500 options at an exercise price of $14.00 which expire in April 2021, (iv) 35,800 options at an exercise price of $14.38 which expire in January 2022, (v) 7,500 options at an exercise price of $14.68 which expire in April 2022, (vi) 193,800 options at an exercise price of $15.33 which expire in January 2021, (vii) 40,000 options at an exercise price of $16.67 which expire in November 2022, (viii) 15,000 options at an exercise price of $17.63 which expire in October 2022, and (ix) 60,000 options at an exercise price of $27.15 which expire in November 2023. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

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

In addition, the Share Incentive Plan provides that, unless otherwise determined otherwise by our Board of Directors (or a committee thereof), in the event of a “Hostile Takeover,” which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares (other than a purchase by Mr. Yehuda Zisapel), the vesting of all or a portion of our outstanding equity awards, will accelerate. As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer.

Options granted pursuant to the Share Incentive Plan are typically granted for a term of sixty-two months from the date of the grant of the option. As of December 31, 2019, 33,312,967 ordinary shares have been reserved for equity grants under the plan, of which we have granted (i) options to purchase 28,286,653 ordinary shares at a weighted average exercise price of $8.16 per ordinary share and (ii) 2,741,853 RSUs have been issued under the plan.

The Share Incentive Plan allows the allocation of short-term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the Nasdaq on the date of grant of a respective option award. As of December 31, 2019, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

Directors and Consultants Option Plan

In February 2000, we adopted a Directors and Consultants Option Plan, which is administered by our Compensation Committee. Options granted pursuant to our Directors and Consultants Options Plan are for a term of 62 months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Share Incentive Plan. The Directors and Consultants Option Plan relies on the 33,312,967 ordinary shares reserved for option grants shares under the Share Incentive Plan which can be rolled over between such plans. The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares.

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (“ESPP”), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year offering periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2019, a total of 255,560 shares had been purchased under the ESPP. During 2019, no shares have been purchased under the ESPP.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 29, 2020, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**

Senvest Management, LLC (1)	5,401,595	11.66%
Cadian Capital Management, LP (2)	4,232,009	9.13%
Nava Zisapel (3)	2,937,676	6.34%

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

** The percentages shown are based on 46,339,201 ordinary shares issued and outstanding as of March 29, 2020. This figure of outstanding ordinary shares excludes employee stock options to purchase an aggregate of 474,600 ordinary shares at a weighted average exercise price of approximately $14.71 per share, with the latest expiration date of these options being in November 2023 (of which, options to purchase 474,600 of our ordinary shares were exercisable as of March 29, 2020).

(1) Shares are beneficially owned by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”). This information is based on information provided in the Amendment No. 15 to Statement on Schedule 13G filed with the SEC by Senvest on February 7, 2020. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(2) This information is based on information provided in the Amendment No. 4 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LP, Cadian Capital Management GP, LLC and Mr. Eric Bannasch (collectively, “Cadian”) on February 13, 2020. The business address of Cadian is 535 Madison Avenue, 36th Floor, New York, New York 10022.

(3) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,467,843 are held directly; (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel; and (iii) 202,000 are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel. As noted in note 1 in Item 6.E “Share Ownership,” Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly. There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Significant Changes in the Ownership of Major Shareholders

During the past three years, the significant changes in the percentage ownership of our major shareholders were as follows:

•

Based on Amendment No. 15 to Statement on Schedule 13G filed with the SEC by Senvest on February 7, 2020, Senvest beneficially owned 5,401,595 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Senvest, Senvest beneficially owned (i) as of February 8, 2019, 5,832,115 of our outstanding ordinary shares and (ii) as of February 12, 2018, 5,881,191 of our outstanding ordinary shares.

•

Based on Amendment No. 4 to Statement on Schedule 13G filed with the SEC by Cadian on February 13, 2020, Cadian beneficially owned 4,232,009 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Cadian, Cadian beneficially owned (i) as of February 13, 2019, 3,649,771 of our outstanding ordinary shares and (ii) as of February 13, 2018, 2,704,216 of our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 29, 2020, there were 26 holders of record of our ordinary shares, of which 16 record holders, holding approximately 7.8% of our ordinary shares, had registered addresses in Israel, and of which seven record holders, holding approximately 92.2% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 92.2% of our outstanding ordinary shares as of said date).

B.Related Party Transactions

General

We have entered into a number of agreements with certain companies, of which Yehuda, Nava and Zohar Zisapel are co-founders, directors and/or principal shareholders, collectively known as the RAD-Bynet Group. Roy Zisapel, our President and Chief Executive Officer and a director, also holds a minority stake of 10% in one RAD-Bynet Group entity, SecurityDam. In addition, we purchase different services and fixed assets from member entities of the RAD-Bynet Group at special rates, such as car leases, maintenance, insurance communication. We also purchase managed security service provider (MSSP) scrubbing center services from SecurityDam.

The RAD-Bynet Group consists of high-tech manufacturers of hardware and software solutions and data communication providers, distributors and integrators as well as service providers. The RAD-Bynet Group includes companies dealing in advanced communication technology, managed security service provider (MSSP) scrubbing center services, networks, and integration. Companies within the RAD-Bynet Group provide a variety of solutions and services to their customers, including engineering, purchasing and sub-contracting, production and final testing, planning and control, and support for end users. The RAD-Bynet Group also includes a few companies that provide services that support the activities of the other RAD-Bynet Group members, such as real estate leasing and administrative services. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products. Each company in the RAD-Bynet Group is independent from the others. The ownership and Board of Directors structure of each RAD-Bynet Group member is different and certain of the RAD-Bynet Group members are publicly traded companies. See Item 4.C “Organizational Structure.” for additional details about the group.

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

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by Zohar Zisapel, Nava Zisapel and Yehuda Zisapel:

•

One lease is a five-story building in Tel Aviv, Israel, consisting of approximately 40,000 square feet, plus storage and parking space. The lease expires in June 2020. The annual rent amounts to approximately $702,000. We are currently negotiating an extension of this lease.

•

Another, second lease, consists of four floors in the Or Tower in Tel Aviv, Israel with approximately 60,000 square feet, plus parking spaces. In February 2020, we amended the lease agreement, whereby we agreed to lease an additional space of 8,000 square feet in a fifth floor in the same building and extended the term of the lease for the whole 68,000 square feet to June 2030. The annual rent amounts to approximately $1,900,000. In this annual report, we sometime refer to this lease as well as the lease described above as the “Lease Agreements for the Company’s Headquarters”.

•

We also lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Yehuda and Nava Zisapel. This lease expires in July 2020 and will be automatically extended by an additional five years. The annual rent amounts to approximately $75,000.

•

In addition, we lease approximately 15,000 square feet of space in Jerusalem, Israel, for manufacturing facilities, from an affiliated company owned by Yehuda, Nava and Zohar Zisapel. This lease expires in July 2022. The annual rent amounts to approximately $280,000.

•

We lease approximately 16,900 square feet in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, from an affiliated company owned by Yehuda, Nava and Zohar Zisapel. The annual rent amounts to approximately $263,000. The lease expires in December 2026.

Distribution Agreement

Bynet Data Communications Ltd. (“Bynet”), a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis. We have a written distributor agreement with Bynet under which we provide Bynet with discounts on our solutions similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet (and other companies in the RAD-Bynet Group) under such distributor agreement amounted to approximately $4.5 million in 2019, compared to $2.5 million in 2018.

Managed Security Service Provider (“MSSP”) Agreement

SecurityDam, a member of the RAD-Bynet Group, is the sole provider of scrubbing center services for our cloud DDoS protection service. Under the MSSP Agreement with SecurityDam, SecurityDam provides us with scrubbing center services through a global network of scrubbing centers. Such scrubbing center services include, for example, diverting the traffic of an attacked site of a customer to a scrubbing center and mitigating the attack and licensing of software to control and monitor such attacks. Total cost of services received from SecurityDam amounted to approximately $7.1 million in 2019, compared to $7.0 million in 2018.

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

A portion of the above services, such as electricity charges, are “pass through” services for which we are charged on a “back-to-back” basis according to our actual usage (i.e., we are charged pro rata based on the actual charge of the third party electricity company) due to the fact that we lease part of our facilities from a number of other RAD-Bynet Group members. Other services mentioned above, such as vehicles and human resource administration, are performed by one of the RAD-Bynet Group companies and are provided to all members of the RAD-Bynet Group, in order to achieve lower prices for these services based on economies of scale. In addition, since the RAD-Bynet Group is comprised of a number of companies which are engaged in our industry, the RAD-Bynet Group companies initiate marketing events from time to time, which we participate in, to promote the RAD-Bynet Group members’ products. The charges for these services are based on actual costs incurred and are allocated to the Company according to its relative part in such services (e.g., vehicles administration – according to the number of the Company’s vehicles out of the total vehicles of the RAD-Bynet Group; marketing events – according to the number of participants of the Company’s customers out of the total participants in the events).

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

Compensation of Chief Executive Officer

See discussion in Item 6.A “Directors, Senior Management and Employees—Directors and Senior Management.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and other Financial Information

Financial Statements

See Item 18 “Financial Statements.”

Export Sales

For the year ended December 31, 2019, the amount of our export sales (i.e., sales outside Israel) was approximately $243 million, which represents 96% of our total revenues.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, except for the matter described below, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Intellectual Property Dispute with F5

In April 2016, F5 filed a lawsuit against us in the United States District Court for the Western District of Washington, alleging infringement of three U.S. patents of F5 relating to our ADC and WAF products. In December 2016, we filed an amended counterclaim in this action for patent infringement of a recently issued Radware patent directed to outbound link load balancing. In June 2017, the case was transferred to the United States District Court for the Northern District of California. On November 19, 2018, the Court granted partial summary judgment of non-infringement of the Company’s patent. In May 2019, we reached a mutual confidential settlement of this claim with F5 without any admission of liability by either party.

Dividend Distribution Policy

We have never paid and do not intend to pay cash dividends on our ordinary shares in the foreseeable future. In recent years and specifically in the past seven consecutive years, our Board of Directors has approved “buy-back” programs of our shares, which we implement based on market conditions, share price, trading volume and other factors. Otherwise, our policy is to retain earnings and other cash resources to continue the development and expansion of our business. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions. See also in Exhibit 2.1 to this annual report under the heading “Dividend, Liquidation Rights and Rights to Shares in Profits.”

B.Significant Changes

Except as otherwise disclosed in this annual report and in this Item 8.B below, we are not aware of any significant changes that have occurred since December 31, 2019.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China. While, initially, the COVID-19 outbreak was largely concentrated in China, it has now spread globally, including to the U.S., Israel and Europe. Many governments and local municipalities around the world, including in the U.S., Israel and Europe, have since implemented significant measures in an attempt to control the spread of the virus, including limitations on international and domestic travel, restrictions with respect to public gatherings, including the number of employees who may be present at a work place at any given time, limitations on access and entrance to various facilities, and other public safety limitations and restrictions.

While we have established, well before the COVID-19 outbreak, a business continuity plan (BCP) designed to prevent the collapse of critical business processes to a large extent or to enable the resumption of critical business processes in case of a natural disaster, and have not, to date, suffered material interruptions in our supply chain, curtail in demand for our solutions or, primarily due to the ability of most of our employees to work off-premise, experienced any work stoppages, there is no assurance that our BCP will prove to be adequate or, even if it is, that we will not be negatively impacted as a result of the various measures taken or that will be implemented to contain the COVID-19 outbreak. For example, limitations on international and domestic travel and public gatherings, such as conventions, could have a negative effect on our sales and marketing efforts. In addition, as the global spread of the COVID-19 continues, we identified increased market volatility and economic uncertainties which may materially impact the valuation of our marketable securities.

The measures implemented by governments and local municipalities, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. Consequently, the ultimate severity, including duration, of the COVID-19 outbreak and its short and long-term impact on the global economy, including overall IT spending climate, is uncertain at this time and therefore we cannot reasonably estimate the various impacts it may have on our targeted markets, business, financial condition and results of operation. There may be other financial or operational impacts, although the extent of such impacts is unpredictable at this time.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Our ordinary shares have been listed for quotation on the Nasdaq Global Select Market since September 30, 1999 under the symbol “RDWR”.

B.Plan of Distribution

Not applicable.

C.Markets

Our ordinary shares are listed for quotation on the Nasdaq Global Select Market under the symbol “RDWR.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

Copies of our Memorandum of Association and our Amended and Restated Articles of Association are filed as Exhibits 1.1 and 1.2 to this annual report. The information called for by this Item is included in Exhibit 2.1 to this annual report and is incorporated herein by reference.

C.Material Contracts

See the summary of the terms of the Lease Agreements for the Company’s Headquarters in Item 7.B “Major Shareholders and Related Party Transactions—Related Party Transactions—Lease of Property.”

D.Exchange Controls

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

E.Taxation

Holders of our ordinary shares should consult their tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. The corporate tax rate is 23% for 2019 and 2018. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below), like us, may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

The Amendment applies to new investment programs and investment programs with an election year commencing after 2004 but does not apply to investment programs approved prior to April 1, 2005. The Amendment provides that terms and benefits included in any certificate of approval that was granted before the Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investments Law as in effect on the date of such approval.

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million (following an amendment which became effective as of July 2013, the export criteria was increased to markets with a population of at least 14 million; such export criteria will further increase in the future by 1.4% per annum) and meet additional criteria stipulated in the amendment (referred to as a “Beneficiary Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Beneficiary Enterprise, which meets all of the conditions, including exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

The extent of the tax benefits available under the Amendment to qualifying income of a Beneficiary Enterprise depends on, among other things, the geographic location in Israel of the Beneficiary Enterprise. The geographic location of the company at the year of election will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to 10 years, depending on the geographic location of the Beneficiary Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year. A company qualifying for tax benefits under the Amendment which pays a dividend out of income derived by its Beneficiary Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 10%-25%. Dividends paid out of income attributed to a Beneficiary Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty.

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

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•

A reduced corporate tax rate for industrial enterprises, provided that more than 25% of their annual income is derived from export, which will apply to the enterprise’s entire preferred income. As of the tax year 2017 and onwards, the reduced tax rate is 7.5% for development zone A and 16% for the rest of Israel.

•

The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•

A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•

Dividends paid out of preferred income attributed to a Preferred Enterprise are generally subject to withholding tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

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

Tax Benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investments Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investments Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development Zone A. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investments Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation, or NATI.

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

We have examined the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise and have elected to adopt it as of 2018 onwards.

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

Shareholders that are individuals who have taxable income that exceeds NIS 640,000 in a tax year (linked to the CPI each year), which amounts to NIS 649,560 in the 2019 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Pursuant to the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who (i) holds the ordinary shares as a capital asset, (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and (iii) is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, generally, will not be subject to the Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, (ii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel, or (iii) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Dividends paid to Non-Israeli Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The portion of dividends paid out of income attributed to a Preferred Enterprise is subject to withholding tax at the rate of 20%.

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

United States Federal Income Tax Considerations

Subject to the limitations described herein, the following discussion summarizes certain United States federal income tax considerations to a U.S. Holder of the acquisition, ownership and disposition of our ordinary shares. A “U.S. Holder” means a holder of our ordinary shares who is:

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

•

An estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

A trust (i) if, in general a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

This discussion considers only U.S. Holders that will own their ordinary shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to acquire our ordinary shares. Certain aspects of U.S. federal income taxation relevant to a holder of our ordinary shares that is not a U.S. Holder and not a partnership or other pass-through entity or arrangement (a “Non-U.S. Holder”) are also discussed below.

This discussion is based on current provisions of the Code, current and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or U.S. federal income tax considerations to U.S. Holders that are subject to special treatment, including without limitation:

•

Broker-dealers or insurance companies;

•

Dealers or traders in securities, commodities or currencies;

•

Traders that have elected the mark-to-market accounting method;

•

Tax-exempt entities, accounts, organizations or retirement plans;

•

Grantor trusts;

•

Partnerships or other pass-through entities or arrangements;

•

Partners or other equity owners in partnerships or other pass-through entities or arrangements that hold our ordinary shares through such an entity or arrangement;

•

U.S. Holders selling our ordinary shares short,

•

U.S. Holders deemed to have sold our ordinary shares in a “constructive sale,”

•

S corporations;

•

Banks, financial institutions or “financial services entities”;

•

Persons that hold their ordinary shares as part of a straddle, “hedge,” “integrated” or “conversion transaction” with other investments;

•

Certain former citizens or long-term residents of the United States;

•

Persons that acquired their ordinary shares upon the exercise of employee stock options or otherwise as compensation;

•

Real estate investment trusts or regulated investment companies;

•

Pension funds;

•

Persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement;

•

Persons that own directly, indirectly or by attribution at least 10% of our shares by vote or value; or

•

Persons that have a functional currency that is not the U.S. dollar.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

In addition, this discussion does not address any aspect of state, local or non-United States tax laws or the possible application of United States federal gift or estate taxes, nor does it address the Medicare contribution tax on net investment income.

Each holder of our ordinary shares is advised to consult such holder’s tax advisor with respect to the specific tax consequences to such holder of acquiring, holding or disposing of our ordinary shares, including the applicability and effect of federal, state, local and foreign laws and possible changes in the tax laws in such holder’s particular circumstances.

Taxation of Dividends Paid On Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Holder will be required to include in gross income as dividend income the amount of any distribution paid on our ordinary shares (other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders) on the date on which the dividends are actually or constructively received, including any non-U.S. taxes withheld from the amount paid, to the extent the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder’s adjusted basis in our ordinary shares and, to the extent in excess of such basis, will be treated as capital gain from the deemed sale or exchange of our ordinary shares. However, we do not maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income to a U.S. Holder. The dividend portion of such distributions generally will not qualify for the dividends received deduction available to corporations and thus will be subject to tax at the rate applicable to their taxable income.

Dividends that are received by non-corporate U.S. Holders will generally be taxed at the preferential rates applicable to “qualified dividend income” (currently a maximum rate of 20%), provided certain holding period requirements are met, we are not a “passive foreign investment company” (as discussed below) and we are eligible for the benefits of the U.S.-Israel Tax Treaty. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates. No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. Holder (including any non-U.S. taxes withheld therefrom) will generally be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate on the date the distribution is received regardless of whether the foreign currency is converted into U.S. dollars at the time. A U.S. Holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars after the date of receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

U.S. Holders may have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income provided a deduction is claimed for all of the foreign income taxes the U.S. Holder pays or accrues in the particular year or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability. The deduction, however, is not subject to the limitations applicable to foreign tax credits, but may be subject to other limitations and each U.S. Holder is urged to consult its tax advisor. The amount of non-U.S. income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Distributions of current or accumulated earnings and profits generally will be “passive category income” for U.S. foreign tax credit purposes. The total amount of allowable foreign tax credits in any year generally cannot exceed the pre-credit U.S. tax liability for the year attributed to non-U.S. source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period. The rules relating to the determination of the foreign tax credit are complex, and a U.S. Holder should consult its tax advisor to determine whether and to what extent it will be entitled to this credit.

Taxation of the Disposition of Ordinary Shares. Subject to the discussion below under “Passive Foreign Investment Company Status,” upon the sale, exchange or other disposition of our ordinary shares (other than with respect to certain non-recognition transactions), a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s adjusted basis in such ordinary shares, which is usually the cost of such shares, and the amount realized on the disposition. A U.S. Holder that uses the cash method of accounting calculates the U.S. dollar value of the proceeds received on the sale as of the date that the sale settles, while a U.S. Holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the “trade date,” unless such U.S. Holder has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS) to use the settlement date to determine its proceeds of sale. Capital gain from the sale, exchange or other taxable disposition of our ordinary shares held more than one year will be long-term capital gain, and may be eligible for a reduced rate of taxation for individuals, estates or trusts (currently taxable at a maximum rate of 20%). U.S. Holders should consult their tax advisors regarding the availability of the reduced rate of U.S. federal income tax on long-term capital gains in light of their own particular circumstances.

Gains or losses recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale, exchange or other disposition of our ordinary shares may be subject to limitations. A U.S. Holder that receives foreign currency upon disposition of our ordinary shares and subsequently converts the foreign currency into U.S. dollars or disposes of such foreign currency, may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss. If a U.S. Holder used foreign currency to purchase ordinary shares, the cost of such ordinary shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If our ordinary shares are treated as traded on an established securities market for U.S. federal income tax purposes and the relevant U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. Holder will determine the U.S. dollar value of the cost of such ordinary shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Status. We will be a “passive foreign investment company” (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either (i) 75 percent or more of our gross income in a taxable year is passive income or (ii) the average percentage of our total assets (by value, determined on a quarterly basis) which produce, or are held for the production of, passive income during the taxable year is at least 50 percent. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions. The Code does not specify how a corporation must determine the fair market value of its assets for this purpose, and the issue has not been definitively determined by the IRS or the courts. The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation. The IRS and the courts, however, have accepted other valuation methods besides the market capitalization approach in certain other valuation contexts.

For our taxable year ended December 31, 2019, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2019 and prior taxable years. The tests for determining PFIC status require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, because the value of our gross assets is likely to be determined in part by reference to our market capitalization, a decline in the value of our ordinary shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxed on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain excess distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares. The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply. The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses. Further, if we are a PFIC during any year in which a U.S. Holder owns our ordinary shares, each U.S. Holder generally will be required to file an annual report with the IRS on Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to us (regardless of whether a QEF or mark-to market election (described below) is made). If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above unless such U.S. Holder elects to apply the QEF or the mark-to-market election (described below) and certain conditions are met.

Under certain attribution rules, if we are considered a PFIC, U.S. Holders may be deemed to own their proportionate share of equity in any PFIC owned by us (if any), such entities referred to as “lower-tier PFICs,” and will be subject to U.S. federal income tax in the manner discussed above on (1) a distribution to us on the shares of a “lower-tier PFIC” and (2) a disposition by us of shares of a “lower-tier PFIC,” both as if the holder directly held the shares of such “lower-tier PFIC.”

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (“QEF”), in which case the U.S. Holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any income inclusion will be required whether or not such U.S. Holder owns our ordinary shares for an entire taxable year or at the end of our taxable year. The amount so includable will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We will supply U.S. Holders with the information needed to report income and gain under a QEF election if we are a PFIC. A U.S. Holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect beginning with the first taxable year in which we were a PFIC during the U.S. Holder’s holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on a “qualified exchange”) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares. The Nasdaq Global Select Market, on which our ordinary shares are traded, is considered a “qualified exchange” for this purpose. As a result of such election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time. Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss. A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to our ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the Nasdaq Global Select Market. Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with consent of the IRS (except to the extent the ordinary shares no longer constitute “marketable stock”).

U.S. Holders are urged to consult their tax advisors about the PFIC rules, including eligibility for and the manner and advisability of making, the QEF election or the mark-to-market election.

Tax Consequences for Non-U.S. Holders of Ordinary Shares

Except as described in “Information Reporting and Backup Withholding” below, a Non-U.S. Holder of ordinary shares will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the sale, exchange or other taxable disposition of, ordinary shares, unless, for U.S. federal income tax purposes:

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

A U.S. Holder of ordinary shares who provides an incorrect taxpayer identification number may be subject to penalties imposed by the IRS. Amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or the proceeds from the disposition of, ordinary shares, provided that such Non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption.

Certain U.S. Holders who are individuals or certain other non-corporate entities (and to the extent provided in IRS guidance, certain Non-U.S. Holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceed certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. Holders should consult their tax advisors regarding their tax reporting obligations.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the informational requirements of the Exchange Act, as applicable to “foreign private issuers” (as defined in Rule 3b-4 under the Exchange Act), and fulfill the obligations with respect to such requirements by filing reports and other information with the SEC.

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

Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, and we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Current Report on Form 6-K. This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act are available on the SEC website (http://www.sec.gov) and on our website www.radware.com. However, the content of our website is not incorporated by reference into this annual report.

The documents concerning our Company which are referred to in this annual report may also be inspected at our offices located at 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel.

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a portion of our revenues in foreign currencies, mainly in Chinese Yuan, Australian Dollars and Euros and incur a portion of our expenses in foreign currencies, mainly in NIS, but also in Euros and other foreign currencies. We generally do not engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.

In addition, as of December 31, 2019, we had cash and cash equivalents, including short and long-term bank deposits and short and long-term marketable securities, of $427.7 million. As of that date, approximately 96% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

The majority of our cash and cash equivalents, and short and long-term bank deposits are invested in banks in Israel and, to a smaller extent, in banks in the United States. The Israeli bank deposits are not insured, while the deposits made in the United States in excess of insured limits are not otherwise insured. If one or more of these financial institutions were to become insolvent, the loss of these investments would have a material adverse effect on our financial condition.

Exposure to Interest Rate Fluctuations

Approximately 34% of our cash throughout the world is invested in fixed-income securities which are affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These securities are readily available for sale and are treated as such in our financial statements.

Consequently, our investments are exposed to risks relating to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. This is because, in a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities held earlier than initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

Our investments consist primarily of government and corporate debentures and bank deposits. As of December 31, 2019, approximately 19% of our portfolio was invested in foreign banks and government debentures, 18% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Exposure to Currency Fluctuations

Approximately 87% of our sales in 2019 were denominated in dollars or are dollar-linked and we incur most of our expenses in dollars, NIS, and Euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC 830 “Foreign Currency Matters.” Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the NIS, Euro, Chinese Yuan and Australia Dollar. For example, if there were no changes in the average exchange rates of the dollar relative to the NIS, Euro, Chinese Yuan and Australia Dollar during the year in 2019 compared to the average exchange rates in 2018, our revenues would have been higher in an amount of $1.3 million and our expenses would have been higher in an amount of $0.9 million. Assuming our revenues and expenses in 2020 remain at the same level and with the same currency mix as in 2019, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $3.2 million and an increase in our expenses of $12.4 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS, Euro, Chinese Yuan and Australian Dollar:

Year ended December 31,	U.S. dollar against:
	NIS	Euro	Chinese Yuan	Australian Dollar
2015	0.3%	11.6%	5.2%	12.2%
2016	(1.5)%	3.5%	6.2%	1.2%
2017	(9.8)%	(12.2)%	(6.7)%	(7.5)%
2018	8.1%	4.6%	5.6%	10.7%
2019	(7.8)%	2.0%	1.7%	0.7%

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEMS 12.A, 12.B AND 12.C

Not applicable.

ITEM 12.D

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEMS 14.A, 14.B, 14.C AND 14.D

Not applicable.

ITEM 14.E

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

•

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2019. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

•

Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management, under the supervision of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for us. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•

pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2019 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2019, has been audited by Kost, Forer, Gabbay & Kasierer (a Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2019.

•

Attestation Report of the Registered Public Accounting Firm

This annual report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting on page F-4 of our audited consolidated financial statements set forth in Item 18 “Financial Statements,” and incorporated herein by reference.

•

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2019, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Avraham Asheri, a member of our Audit Committee, is a financial expert as defined in the applicable regulations, and has determined that such member is “independent” as such term is defined in the Nasdaq listing standards. The education and experience of the Audit Committee financial expert is presented in Item 6 “Directors, Senior Management and Employees – Directors and Senior Management” and is incorporated herein by reference.

ITEM 16B.CODE OF ETHICS

We have adopted a Code of Conduct and Ethics which applies to all directors, officers and employees of the Company, including our President and Chief Executive Officer, Chief Financial Officer, Director of Finance and Corporate Controller. Our Code of Conduct and Ethics has been posted on our Internet website, http://www.radware.com/corporategovernance/.

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held in October 2019, our shareholders approved the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”), to serve as our independent auditors until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by Ernst & Young and the percentage of each of the fees out of the total amount paid to them classified by category:

	Year Ended December 31,
	2018		2019
	(US$ in thousands)
Audit and Audit Related Fees (1)	335	55%	330	54%
Tax Fees (2)	119	20%	158	26%
All Other Fees (3)	154	25%	118	20%
Total	608	100%	606	100%

(1) Audit Fees include fees associated with the annual audit, including the audit of internal control over financial reporting, the reviews of the Company’s quarterly financial statements, statutory audits required internationally, special projects of implementation of ASC 842, a new lease standard , acquisition audit procedures and Critical Audit Matters assessment, consents and assistance with and review of documents filed with the SEC.

(2) Tax Fees include tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, transfer pricing and assistance with respect to requests for rulings from tax authorities.

(3) Other Fees include fees for consultation with Company management about accounting or disclosure treatment of transactions or events and consulting services such as obtaining grants from the Government of Israel for approved research and development projects.

Audit Committee’s pre-approval policies and procedures

Our Audit Committee oversees our independent auditors. See also the description in Item 6.C “Directors, Senior Management and Employee—Board Practices.”

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2019, we repurchased our ordinary shares under a share repurchase plan, in an aggregate amount of $24.5 million, as follows:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Units) (in US$)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1)(2)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1)(2)
January 1 through 31	2,201	22.00	196,905	$35,677,012 (1)
February 1 through 28	0	N/A	0	$35,677,012 (1)
March 1 through 31	0	N/A	0	$35,677,012 (1)
April 1 through 30	0	N/A	0	$35,677,012 (1)
May 1 through 31	222,972	24.22	222,972	$34,594,667 (2)
June 1 through 30	188,146	24.40	411,118	$30,000,214 (2)
July 1 through 31	0	N/A	411,118	$30,000,214 (2)
August 1 through 31	247,107	25.53	658,225	$23,686,131 (2)
September 1 through 30	149,939	24.52	808,164	$20,005,926 (2)
October 1 through 31	0	N/A	808,164	$20,005,926 (2)
November 1 through 30	126,727	23.56	934,891	$17,017,636 (2)
December 1 through 31	61,307	23.90	996,198	$15,551,203 (2)

(1) In May 2018, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan was announced in a press release dated May 2, 2018 and expired on April 30, 2019.

(2) In April 2019, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan was announced in a press release dated May 1, 2019 and will expire on April 30, 2020.

On March 20, 2020, we announced that the Company’s Board of Directors has authorized a new plan for the repurchase of up to an aggregate of $20.0 million of our ordinary shares.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on the Nasdaq Global Select Market. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the Nasdaq rules, including the Nasdaq corporate governance requirements. The Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of Nasdaq applicable to domestic U.S. listed companies:

•

The Nasdaq rules require that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. Our Articles of Association provide that the quorum for any meeting of shareholders is 35% or more of the voting rights in the Company, consistent with the Nasdaq rules, however, we have chosen to follow home country practice with respect to the quorum requirements of an adjourned shareholders meeting. Our Articles of Association, as permitted under the Israeli Companies Law and Israeli practice, provide that a meeting adjourned for lack of a quorum of at least 35% of the voting power, if convened upon requisition under the provisions of the Companies Law, shall be dissolved, but in any other case it shall be adjourned and, at such reconvened meeting, the required quorum consists of any two members present in person or by proxy.

•

The Nasdaq rules require shareholder approval of stock option plans and other equity compensation arrangements available to officers, directors or employees and any material amendments thereto. We have decided to follow home country practice in lieu of obtaining shareholder approval for our current or future equity incentive plans. However, subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of options and other equity-based awards to directors and controlling shareholders or plans that require shareholder approval for other reasons.

•

Additionally, we have chosen to follow our home country practice in lieu of the requirements of Nasdaq Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq Rule 5625 Notification of Noncompliance and Rule 5640 Voting Rights. Further, we must have an audit committee that satisfies Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and that consists of committee members that meet the independence requirements of Rule 5605(c)(2)(A).

We may in the future elect to follow Israel corporate governance practices in lieu of Nasdaq corporate governance rules with regard to other matters.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1	Memorandum of Association¶*
1.2	Amended and Restated Articles of Association*
2.1	Description of the Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934*
4.1	Form of Directors and Officers Indemnity Deed (A)
4.2	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters*
4.3	1997 Key Employee Share Incentive Plan, as amended and restated (B)
4.4	2010 Addendum (for international grantees) (C)
4.5	Radware Ltd. – 2010 Employee Share Purchase Plan (D)
4.6	Amended and Restated Compensation Policy for Executive Officers and Directors*
8.1	List of Subsidiaries*
12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Independent Registered Public Accounting Firm*
101.INS[1]	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document)*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

¶ Translated from Hebrew

* Filed herewith.

** Furnished herewith.

(A) Incorporated by reference to Annex B to the Proxy Statement filed as Exhibit 1.2 to Report of Foreign Private Issuer on Form 6-K submitted to the SEC on July 28, 2011.

(B) Incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 15, 2019.

(C) Incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.

(D) Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Roy Zisapel
Roy Zisapel
Chief Executive Officer

Date: April 2, 2020

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Radware Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 2, 2020 expressed an unqualified opinion thereon.

Adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606):

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue in 2018 due to the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company’s contracts with customers consist mainly of multiple performance obligations, which are accounted for separately when they are distinct. In such cases, the transaction price, which reflects the consideration the Company expects to receive in exchange for those products or services, is then allocated to the distinct performance obligations on a relative stand-alone selling price basis and recognizes associated revenue as control is transferred to the customer.

Auditing the Company's revenue recognition is a critical audit matter area due to the effort required to analyze the high volume of transactions, significance of the total amounts recognized as revenue and subjective assumptions used to develop the stand-alone selling prices for each distinct performance obligations.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the revenue process, including the Company's controls over the development of stand-alone selling prices.

Our audit procedures included reading customer agreements and purchase orders to understand the contract. We selected a sample of customer agreements and purchase orders for which we obtained and read contract source documents and for each selection, evaluated the Company’s identification of significant terms for completeness, including the identification of distinct performance obligations. To test management's determination of stand-alone selling price for each distinct performance obligation identified, we performed audit procedures, including evaluating the appropriateness of the methodology applied, tested mathematical accrue of the underlying data and evaluated the source of historical data and assumptions used by the management. We evaluated whether revenue was recognized in the appropriate amounts and periods. We also evaluated the Company’s disclosures included in Note 2 to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company's auditor since 2002.

Tel-Aviv, Israel

April 2, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Radware Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("the COSO criteria"). In our opinion, Radware Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 2, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

April 2, 2020

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2018

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$40,751	$45,203
Marketable securities	36,924	15,742
Short-term bank deposits	100,276	255,454
Trade receivables, net	22,610	17,166
Other current assets and prepaid expenses	7,469	7,071
Inventories	13,940	18,401

Total current assets	221,970	359,037

LONG-TERM INVESTMENTS:

Marketable securities	112,696	84,669
Long-term bank deposits	137,095	-
Other assets	2,300	2,973

Total long-term investments	252,091	87,642

Property and equipment, net	22,971	23,677
Operating lease right-of-use assets	18,144	-
Intangible assets, net	14,481	9,467
Goodwill	41,144	32,174
Other long-term assets	24,398	20,724

Total assets	$595,199	$532,721

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2019	2018

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$6,315	$4,483
Deferred revenues	79,239	83,955
Operating lease liabilities	5,193	-
Employees and payroll accruals	19,037	17,505
Other payables and accrued expenses	15,757	12,091

Total current liabilities	125,541	118,034

LONG-TERM LIABILITIES:

Deferred revenues	50,888	43,796
Operating lease liabilities	13,914	-
Other long-term liabilities	9,525	6,934

Total long-term liabilities	74,327	50,730

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 0.05 par value -Authorized: 90,000,000 and 60,000,000 at December 31, 2019 and 2018, respectively; Issued: 57,931,770 and 56,293,017 shares at December 31, 2019 and 2018, respectively; Outstanding: 46,987,757 and 46,347,403 shares at December 31, 2019 and 2018, respectively	710	693
Additional paid-in capital	414,581	383,536
Treasury stock 10,944,013 and 9,945,614 of Ordinary shares at December 31, 2019 and 2018, respectively	(145,226)	(120,717)
Accumulated other comprehensive income (loss)	1,145	(1,110)
Retained earnings	124,121	101,555

Total shareholders' equity	395,331	363,957

Total liabilities and shareholders' equity	$595,199	$532,721

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Year ended December 31,
	2019	2018	2017

Revenues:
Products	$133,605	$118,062	$117,968
Services	118,467	116,342	93,401

Total revenues	252,072	234,404	211,369

Cost of revenues:
Products	35,056	30,803	30,862
Services	10,118	10,872	8,754

Total cost of revenues	45,174	41,675	39,616

Gross profit	206,898	192,729	171,753

Operating expenses, net:

Research and development, net	61,841	57,674	59,003
Sales and marketing	109,556	111,386	108,744
General and administrative	18,584	16,145	17,577
Other income	-	-	(6,900)

Total operating expenses, net	189,981	185,205	178,424

Operating income (loss)	16,917	7,524	(6,671)
Financial income, net	8,792	7,274	4,830

Income (loss) before taxes on income	25,709	14,798	(1,841)
Taxes on income	3,143	3,063	5,652

Net income (loss)	$22,566	$11,735	$(7,493)

Basic net earnings (loss) per share	$0.48	$0.26	$(0.17)

Diluted net earnings (loss) per share	$0.47	$0.25	$(0.17)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net income (loss)	$22,566	$11,735	$(7,493)

Other comprehensive income (loss) before tax:
Unrealized gains (losses) on available-for-sale debt securities:
Changes in unrealized gains (losses)	2,928	(866)	(530)
Less: reclassification adjustments for losses (gains) included in net income (loss)	-	-	(18)

Other comprehensive income (loss) before tax	2,928	(866)	(548)
Income tax benefits (income tax expenses) related to components of other comprehensive loss	(673)	199	125

Other comprehensive income (loss), net of tax	2,255	(667)	(423)

Comprehensive income (loss)	$24,821	$11,068	$(7,916)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding ordinary shares	Share capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total

Balance as of January 1, 2017	43,188,850	$663	$325,338	$(116,029)	$(20)	$89,811	$299,763

Repurchase of ordinary shares	(25,782)	-	-	(413)	-	-	(413)
Issuance of shares upon exercise of stock options and vesting of restricted shares units	970,886	10	10,881	-	-	-	10,891
Stock based compensation	-	-	13,031	-	-	-	13,031
Other comprehensive loss, net of tax	-	-	-	-	(423)	-	(423)
Net loss	-	-	-	-	-	(7,493)	(7,493)

Balance as of December 31, 2017	44,133,954	673	349,250	(116,442)	(443)	82,318	315,356

Cumulative-effect adjustment from adoption of ASC 606	-	-	-	-	-	7,502	7,502
Repurchase of ordinary shares	(194,704)	-	-	(4,275)	-	-	(4,275)
Issuance of shares upon exercise of stock options and vesting of restricted shares units	2,408,153	20	21,783	-	-	-	21,803
Stock based compensation	-	-	12,503	-	-	-	12,503
Other comprehensive loss, net of tax	-	-	-	-	(667)	-	(667)
Net income	-	-	-	-	-	11,735	11,735

Balance as of December 31, 2018	46,347,403	693	383,536	(120,717)	(1,110)	101,555	363,957

Repurchase of ordinary shares	(998,399)	-	-	(24,509)	-	-	(24,509)
Issuance of shares upon exercise of stock options and vesting of restricted shares units	1,638,753	17	17,981	-	-	-	17,998
Stock based compensation	-	-	13,064	-	-	-	13,064
Other comprehensive income, net of tax	-	-	-	-	2,255	-	2,255
Net income	-	-	-	-	-	22,566	22,566

Balance as of December 31, 2019	46,987,757	$710	$414,581	$(145,226)	$1,145	$124,121	$395,331

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Cash flows from operating activities:

Net income (loss)	$22,566	$11,735	$(7,493)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,283	9,782	11,232
Stock based compensation	13,064	12,503	13,031
Gain from sale of marketable securities	-	-	(18)
Other gain	(537)	-	-
Amortization of premiums, accretion of discounts and accrued interest on marketable securities, net	618	1,395	1,546
Accrued interest on bank deposits	2,123	(2,391)	226
Increase (decrease) in accrued severance pay, net	888	323	(210)
Decrease (increase) in trade receivables, net	(2,407)	(1,169)	3,390
Changes in deferred income taxes, net	(1,535)	(2,308)	91
Decrease (increase) in other current assets and prepaid expenses	(5,454)	5,035	(7,969)
Decrease (increase) in inventories	4,461	371	(1,658)
Increase (decrease) in trade payables	1,775	(884)	(734)
Increase in deferred revenues (short-term and long-term)	2,260	14,440	28,781
Increase (decrease) in other payables and accrued expenses	2,784	419	(8,753)
Operating lease right-of-use assets	5,962	-	-
Operating lease liabilities	(4,999)	-	-

Net cash provided by operating activities	52,852	49,251	31,462

Cash flows from investing activities:

Purchase of property and equipment	(8,155)	(8,869)	(7,210)
Proceeds from (investing in) other long-term assets	4	40	(6)
Proceeds from bank deposits	320,025	151,324	265,987
Investment in bank deposits	(304,065)	(222,326)	(303,187)
Purchase of marketable securities	(67,145)	(47,455)	(24,595)
Proceeds from maturity of marketable securities	17,005	41,783	20,075
Proceeds from sale of marketable securities	3,777	-	863
Payment for the acquisition of subsidiary, net of cash acquired	(12,239)	-	(8,269)

Net cash used in investing activities	(50,793)	(85,503)	(56,342)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Cash flows from financing activities:

Proceeds from exercise of stock options	17,998	21,803	10,891
Payment of contingent consideration	-	(1,310)	-
Repurchase of ordinary shares	(24,509)	(4,275)	(413)

Net cash provided by (used in) financing activities	(6,511)	16,218	10,478

Decrease in cash and cash equivalents	(4,452)	(20,034)	(14,402)
Cash and cash equivalents at the beginning of the year	45,203	65,237	79,639

Cash and cash equivalents at the end of the year	$40,751	$45,203	$65,237

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$3,296	$6,415	$14,352

Non-cash investing activity

Right-of-use asset recognized with corresponding lease liability	$24,105	$-	$-

Deferred consideration related to acquisition	$2,080	$-	$-

Cumulative-effect adjustment from adoption of ASC 606	$-	$7,502	$-

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.Radware Ltd. (the "Company"), an Israeli corporation commenced operations in April 1997. The Company and its subsidiaries (the "Group") are engaged in the development, manufacture and sale of cyber security and application delivery solutions for physical, cloud, and software defined data centers (SDDC). The Company’s solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. The Company's solutions are deployed by, among others, enterprises, carriers and cloud service providers worldwide.

b.The Company has established wholly-owned subsidiaries in various countries worldwide. The Company's subsidiaries are engaged primarily in sales, marketing and support activities of its core products.

c.The Company primarily relies on several original design a few vendors to supply certain hardware platforms and components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

The Company depends on a sole single managed security service provider, which is a related party, to provide services as part of its protection services. If the managed security service provider fails to provide or delay the delivery of the services, the Company will be required to seek alternative sources of the services. A change in its managed security service provider could result in a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position (see note 17).

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.Use of estimates:

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.Financial statements in United States dollars:

A majority of the Group's revenues are denominated in United States dollars ("dollar" or "U.S. dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are denominated in dollar. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and its subsidiaries is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification ("ASC") No. 830 "Foreign Currency Matters". All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the consolidated statements of income (loss) as financial income or expenses, as appropriate.

c.Principles of consolidation:

The consolidated financial statements include the accounts of the Group. Intercompany transactions and balances have been eliminated upon consolidation.

d.Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

e.Bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost which approximates market values.

Bank deposits with maturities of more than one year are included in long-term bank deposits. Long-term bank deposits are stated at cost which approximates market values.

f.Investment in debt marketable securities:

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company classified all of its debt securities as available-for-sale marketable securities. Debt securities are carried at fair value, with the unrealized gains and losses reported in "Accumulated other comprehensive income (loss)" in shareholders' equity. Realized gains and losses on sales of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

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

During the years 2019, 2018 and 2017, the Company did not record other-than-temporary impairment loss (“OTTI”) with respect to its available-for-sale marketable securities.

g.Investment in equity securities

The Company accounts for its investments in equity securities in accordance with ASC Topic 321, “Investments-Equity Securities” (“ASC 321”), which requires investments in equity securities be measured at fair value with changes in unrealized gains and losses reported in the consolidated statements of income (loss).

h.Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $3,267, $3,867 and $2,324 in 2019, 2018 and 2017, respectively, and have been included in cost of revenues of products.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.

Work-in-progress and finished products - raw materials as above with the addition of subcontracting costs - calculated on the basis of direct subcontractors costs and with direct overhead costs.

The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or net realizable value in accordance with ASC No. 330-10-35, “Inventory”. Charges for obsolete and slow-moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow-moving inventory items. These assessments consider various factors, including historical usage rate, technological obsolescence, estimated current and future market values and new product introduction. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of.

i.Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, peripheral equipment and software	15 - 33 (mainly 33)
Office furniture and equipment	6 - 20 (mainly 15)
Leasehold improvements	Over the shorter of the term ofthe lease or the useful life of the asset

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.Impairment of long-lived assets and intangible assets subject to amortization:

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

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 5 to 9 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis. During 2019, 2018 and 2017, no impairment losses were recorded.

k.Goodwill:

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

The Company operates in one operating segment, and this segment comprises its single reporting unit. The Company performs an assessment of qualitative factors during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. For the quantitative analysis, the Company compares the fair value of its reporting unit to its carrying value. If the estimated fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. This analysis determined that no impairment existed for 2019, 2018 and 2017.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.Leases:

On January 1, 2019, the Company adopted Accounting Standards Update (ASU) No. 2016-02, Leases (“ASC 842”), using a modified retrospective transition approach and elected to use the effective date as the date of initial application. The Company adopted the ”package of practical expedients”, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. As a result, the consolidated balance sheet as of December 31, 2018 was not restated, continue to be reported under ASC 840, which did not require recognition of operating lease assets and liabilities on the balance sheets, and are not comparative.

The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less.

ROU assets and lease liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured based on the discounted present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located.

An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate the lease is considered unless it is reasonably certain that the Company will not exercise the option.

m.Contingencies

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.Revenue recognition:

The Group's revenues are derived from sales of its products, services and subscriptions:

•

Revenues from physical products and software-based products are recognized upon shipment when control of the promised goods is transferred to the customer (at a point in time), generally when the product has been delivered. Revenues from product subscriptions, included as product revenues, are recognized ratably, on a straight-line basis, over the subscription period.

•

Revenues from post-contract customer support ("PCS"), which represent mainly, help-desk support and unit repairs or replacements, professional services, and emergency response team (“ERT”) services are recognized ratably, on a straight-line basis, over the term of the related contract, which is typically between one year and three years. Renewals of support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably, on a straight-line basis, over the renewed period.

The Company's solutions are sold partially through distributors and resellers, all of which are considered end-users.

The Company recognizes revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers”. As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

The Company’s arrangements typically contain various combinations of its products and subscriptions and PCS, which are distinct and are accounted for as separate performance obligations. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price (“SSP”). If the SSP is not observable, the Company estimates the SSP taking into account available information such as geographic specific factors and internally approved pricing guidelines related to the performance obligation. For PCS, the Company determines the standalone selling price based on renewals.

Deferred revenues represent mainly the unrecognized revenue collected for subscriptions and for PCS. Such revenues are recognized ratably over the term of the related agreement. Out of the deferred revenues balance at the beginning of the year that ended December 31, 2019, an amount of $98,500 was recognized as revenues during that year. Out of the deferred revenues balance at the beginning of the year that ended December 31, 2018, an amount of $91,555 was recognized as revenues during that year.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2019, the aggregate amount of remaining performance obligations from contracts with customers was $234,982. The Company expects to recognize approximately 56% of its remaining performance obligations as revenue over the next 12 months, with the remaining recognized up to 3 years. As of December 31, 2018, the aggregate amount of remaining performance obligations from contracts with customers was $222,094.

Remaining performance obligations represent the amount of the transaction price under contracts with customers that are attributable to performance obligations that are unsatisfied or partially satisfied at the reporting date. This consists of future committed revenue for monthly, quarterly or annual periods within current contracts with customers, as well as deferred revenue arising from consideration invoiced in prior periods for which the related performance obligations have not been satisfied.

The following table provides information about disaggregated revenues by major product line:

	December 31,
	2019	2018

Products	$86,512	$79,909
Services	110,698	112,778
Subscriptions	54,862	41,717

	$252,072	$234,404

For information regarding disaggregated revenues by geographical market, please see Note 15 below.

The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the remaining performance obligations at the end of reporting period. In general, the Company expects to recognize the long-term portion of deferred revenue mainly over the remaining service period of up to three years.

The Company records a provision for estimated sale returns, credits and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $2,687 and $1,537 as of December 31, 2019 and 2018, respectively. The provision for estimated sale returns and stock rotation as of December 31, 2019, is included in other payables and accrued expenses in the consolidated balance sheets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Costs to obtain contracts:

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the products or services to which the asset relates. Sales commissions paid for new contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit and are included in sales and marketing expenses in the accompanying consolidated statements of income (loss). The Company applies judgment in estimating the amortization period, by taking into consideration its product life term, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Accordingly, the Company has determined the expected period of benefit to be approximately 3.3 years. Deferred commission costs capitalized are periodically reviewed for impairment.

As of December 31, 2019 and 2018, the amount of deferred commission was $15,596 and $12,640, respectively and is included in other long-term assets on the consolidated balance sheets.

As of December 31, 2019 and 2018, the Company recorded amortization expenses in connection with deferred commissions in the amount of $8,568 and $6,821, respectively.

Upon adoption of ASC 606 on January 1, 2018, deferred commissions costs included within other long-term assets in the consolidated balance sheets, were $10,171, out of which $3,199 and $5,121 of commissions expenses were recognized during the year ended December 31, 2019 and 2018, respectively.

Adoption date impact:

The cumulative effects of applying the new guidance to all contracts with customers that were not substantially completed as of January 1, 2018 was recorded as an adjustment to retained earnings as of the adoption date and were as follows:

	December 31, 2017	Adjustment due to Topic 606	January 1, 2018

Trade receivables, net	16,150	(153)	15,997

Other long-term assets	8,133	10,171	18,304

Deferred tax asset, net	7,451	(2,516)	4,935

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.Shipping and handling fees and costs:

Shipping and handling fees charged to the Company's customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a product cost of revenues.

p.Cost of revenues:

Cost of products is comprised of cost of software and hardware production, manuals, packaging, license fees paid to third parties, fees paid to managed security service provider (related parties), inventory write-offs and amortization of acquired technology.

Cost of services is comprised of cost of post-sale customer support and hosting services.

q.Warranty costs:

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's experience. Warranty expenses for the years ended December 31, 2019, 2018 and 2017 were immaterial.

r.Research and development expenses, net:

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

s.Government grants:

During 2017-2019, the Company received non-royalty-bearing grants from the Israel Innovation Authority ("IIA") for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses, net.

Research and development grants deducted from research and development expenses, net amounted to $937, $712 and $545 for the years ended December 31, 2019, 2018 and 2017, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.Accounting for stock-based compensation:

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

The Company recognizes compensation expenses for the value of its awards based on the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes-Merton option pricing model to account for the fair value of its stock-options awards with only service conditions and whereas the fair value of the restricted share units awards ("RSUs") is based on the market value of the underlying shares at the date of grant.

Compensation expense related to the performance based RSUs granted to the Chief Executive Officer of the Company is computed using the fair value of the awards at the date of grant. Potential shares to be issued for performance share awards granted in 2019 and 2018 are subject to a market condition based on the price of the Company’s ordinary share. The fair value of these awards was determined using a Monte Carlo simulation methodology.

The option-pricing models require a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over an historical period equivalent to the option's expected term. The expected option term represents the period of time that options are expected to be outstanding based on historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2019, 2018 and 2017 was estimated using the following weighted average assumptions:

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Employees' stock option plan:

	Year ended December 31,
	2019	2018	2017

Risk free interest rate	1.86%	2.78%	1.66%
Dividend yields	0%	0%	0%
Expected volatility	26%	30%	32%
Weighted average expected term from grant date (in years)	3.83	3.78	3.80

On January 1, 2017, the Company adopted ASU No. 2016-09 (Topic 718) Compensation - Stock Compensation: Improvements to Employee Stock-Based Payment Accounting, (“ASU 2016-09”), which simplifies several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, forfeiture, statutory tax withholding requirements, and classification on the statements of cash flows.

The impact of the adoption of ASU 2016-09 on the Company's consolidated financial statements was as follows:

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

u.Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, "Income Taxes" ("ASC 740"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

v.Concentrations of credit risks:

Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

The majority of the Group's cash, cash equivalents and bank deposits are invested in major banks in Israel and the U.S. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short-term and long-term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2019, 25%, 32%, and 7% of the Company’s short and long-term bank deposits were deposited in major Israeli banks in Israel which are rated A, AAA and BBB+, respectively, as determined by the Israeli affiliate of Standard & Poor's ("S&P"), and 36% were deposited in the U.S. branch of another major Israeli bank which is also rated A, as determined by the Israeli affiliate of S&P.

As of December 31, 2019, the maximal contractual duration of any of the Company's bank deposits was 2 years, the weighted average duration of the Company's deposits was 1.5 years, and the weighted average time to maturity was 1.1 years.

The Company's marketable securities include investments in equity securities, foreign banks, government debentures and corporate debentures. The financial institutions that hold the Company's marketable securities are major U.S. financial institutions, located in the United States. The Company's management believes that the Company's marketable securities portfolio is a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company's may invest in each issuer, and accordingly, management believes that minimal credit risk exists from geographic or credit concentration with respect to these securities.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

From geographic prospective, 45% of the Company’s debt marketable securities portfolio was invested in debt securities of U.S. issuers, 29% was invested in debt securities of European issuers and 26% was invested in debt securities of other geographic-located issuers. As of December 31, 2019, 94% of the Company's debt marketable securities portfolio was rated A- or higher, as determined by S&P, 4% was rated BBB or BBB+ and 2% was rated BB-.

The trade receivables of the Group are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees. For the years ended December 2019 and 2018, bad debt expenses were nil, and $109 for the year ended December 31, 2017. Total write offs during 2019, 2018 and 2017 amounted to $154, $100 and nil, respectively.

w.Employee related benefits:

Severance pay:

Effective April 1, 2007, the Company's agreements with employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay have extinguished its severance obligation. Upon contribution of the full amount based on the employee’s monthly salary for each year of service, no additional obligation exists regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheets, as the Company is legally released from the obligation to pay severance amounts to employees once the required deposit amounts have been fully paid.

Severance pay expenses for the years ended December 31, 2019, 2018 and 2017 amounted to approximately $4,066, $4,259 and $3,296, respectively. Accrued severance pay is included in other long-term liabilities in the consolidated balance sheets.

x.Fair value of financial instruments:

The Company measures its cash equivalents, bank deposits, marketable securities and deferred consideration at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 1 -Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -Unobservable inputs which are supported by little or no market activity.

The carrying amounts of cash equivalents, trade receivables, trade payables, short-term bank deposits, other current assets and prepaid expenses and other payables and accrued expenses, approximate at fair value because of their generally short maturities.

y.Comprehensive income (loss):

The Company accounts for comprehensive income (loss) in accordance with ASC No. 220, "Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income (loss) and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders' equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its only item of other comprehensive income (loss) relates to available-for-sale debt marketable securities adjustment.

z.Treasury stock:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders' equity. The voting rights attached to treasury stock are revoked.

aa.Basic and diluted net income (loss) per share:

Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus potential dilutive ordinary shares considered outstanding during the period, if any, in accordance with ASC No. 260, "Earnings Per Share". The total number of ordinary shares related to outstanding stock options excluded from the calculation of diluted income (loss) per share as they would have been anti-dilutive was 1,938,808, 1,166,488 and 981,750 for the years ended December 31, 2019, 2018 and 2017, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.Business combinations:

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

Under ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business (“2017-01”), the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

ac.New accounting pronouncements not yet effective:

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13 (ASU 2016-13) “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. ASU 2016-13 is effective in fiscal years beginning after December 15, 2019; early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”)”. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019; early adoption is permitted. The new guidance was effective for the Company on January 1, 2020. The adoption did not have a material impact on the Company’s consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In December 2019, the FASB issued ASU No. 2019-12 (ASU 2019-12), "Simplifying the Accounting for Income Taxes". The ASU eliminates certain exceptions to the guidance in ASC 740 related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. The Company is still evaluating the effect that this new guidance will have on the Company's consolidated financial statements.

ad.Impact of accounting standards recently adopted:

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842). The standard requires the recognition of ROU assets and lease liabilities for all leases. The standard requires a modified retrospective transition approach to recognize and measure leases at the initial application.

The Company adopted the standard as of January 1, 2019, using a modified retrospective transition approach and elected to use the effective date as the date of initial application. The Company adopted the ”package of practical expedients”, which permits it not to reassess under the new standard its prior conclusions about lease identification, lease classification and initial direct costs. As a result, the consolidated balance sheets as of December 31, 2018 were not restated, continue to be reported under ASC 840, which did not require recognition of operating lease assets and liabilities on the consolidated balance sheets, and are not comparative.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-ACQUISITIONS

a.On January 30, 2017 (the “Closing Date"), the Company acquired 100% of the outstanding shares of Seculert Ltd. ("Seculert"), a company based in Israel and engaged in cyber-attack detection and HTTP analytics solutions and developing user and entity behavioral analysis ("UEBA") solutions. The consideration was $10,000 in cash and additional contingent consideration of up to $10,000, based on certain milestones to be achieved. During 2018, the milestone-based contingent consideration was achieved and a payment of $1,310 to Seculert's former shareholders became due. As of December 31, 2018, the Company estimated that no further payments will be required and accordingly, recorded a benefit of $240 in the general and administrative in order to reduce the contingent consideration fair value to nil.

Pro forma results of operations for this acquisition have not been presented because they are not material to the consolidated results of operations.

b.On March 12, 2019 (the “Closing Date”), the Company completed the acquisition of all of the outstanding shares of Kaalbi Technologies Private Ltd. (“ShieldSquare”), a company engaged in Bot mitigation and Bot management solutions for a total consideration of $14,203 denominated in Indian Rupee, as determined in the agreement ($14,319 as of Closing Date). The total consideration was composed of (1) $12,558 in cash payable at closing (subject to certain working capital adjustments, $12,239 upon closing) and (2) $2,080 ($2,035 at December 31, 2019) deferred consideration to secure possible indemnity claims for damages arising out of breaches or inaccuracies of Shieldsquare’s or Shieldsquare shareholders’ representations, to be paid 18 months subsequent to the acquisition date.

The acquisition was accounted for as a business combination and the purchase consideration were allocated to assets acquired and liabilities assumed based on their estimated fair values, as presented in the following table:

Consideration:
Cash consideration paid on closing date, including working capital adjustments	$12,239
Deferred consideration	2,080

Total purchase price	$14,319

Identifiable assets acquired, and liabilities assumed:
Technology	$7,385
Goodwill	8,970
Other current assets	271
Deferred tax liability	(2,307)

$14,319

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-ACQUISITIONS (Cont.)

The estimated useful life of the technology is approximately 9 years.

The derived goodwill from this acquisition is attributable to additional capabilities of the Company to expand its products portfolio. Goodwill generated from this business combination is primarily attributable to synergies between the Company's and Shieldsquare’s respective products and services.

Pro forma results of operations for this acquisition have not been presented because they are not material to the consolidated results of operations.

NOTE 4:-MARKETABLE SECURITIES

Debt securities with contractual maturities of less than one year are as follows:

	December 31,
	2019				2018
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$18,193	$-	$96	$18,289	$6,759	$(11)	$-	$6,748
Corporate debentures	15,921	-	144	16,065	9,021	(27)	-	8,994

Total marketable securities	$34,114	$-	$240	$34,354	$15,780	$(38)	$-	$15,742

Debt securities with contractual maturities from one to three years are as follows:

	December 31,
	2019				2018
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$56,201	$-	$721	$56,922	$43,266	$(358)	$6	$42,914
Corporate debentures	52,419	(19)	467	52,867	19,881	(338)	5	19,548

Total marketable securities	$108,620	$(19)	$1,188	$109,789	$63,147	$(696)	$11	$62,462

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:- MARKETABLE SECURITIES (Cont.)

Debt securities with contractual maturities of more than three years are as follows:

	December 31,
	2019				2018
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$1,062	$-	$19	$1,081	$11,926	$(357)	$-	$11,569
Corporate debentures	1,767	-	59	1,826	10,998	(360)	-	10,638

Total marketable securities	$2,829	$-	$78	$2,907	$22,924	$(717)	$-	$22,207

Debt securities with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2019 and 2018 were as follows:

	December 31, 2019
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Corporate debentures	$3,852	$(13)	$2,631	$(6)	$6,483	$(19)

Total marketable securities	$3,852	$(13)	$2,631	$(6)	$6,483	$(19)

	December 31, 2018
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Foreign banks and government debentures	$26,860	$(177)	$24,966	$(550)	$51,826	$(727)
Corporate debentures	11,947	(122)	23,605	(604)	35,552	(726)

Total marketable securities	$38,807	$(299)	$48,571	$(1,154)	$87,378	$(1,453)

As of December 31, 2019, and 2018, interest receivable amounted to $1,183 and $898, respectively, and is included within marketable securities in the consolidated balance sheets.

Equity securities amounted to $2,570 and as of December 31, 2019 are carried at fair value based on Level 1 inputs.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, "Fair Value Measurements and Disclosures", the Company measures its cash equivalents, marketable securities and deferred consideration at fair value on recurring basis. Cash equivalents and marketable securities are classified within Level 1 or Level 2 since these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The Company's financial assets and liabilities measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2019, and 2018:

	December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets

Cash equivalents:

Money market funds	$783	$-	$-	$783

Marketable securities:

Equity securities	2,570	-	-	2,570
Foreign banks and government debentures	-	76,293	-	76,293
Corporate debentures	-	70,757	-	70,757

Total financial assets	$3,353	$147,050	$-	$150,403

Liabilities

Other accounts payable and accrued expenses:

Deferred consideration	$-	$-	$2,035	$2,035

Total liabilities	$-	$-	$2,035	$2,035

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets

Cash equivalents:
Money market funds	$4,970	$-	$-	$4,970
Government debentures	-	4,986	-	4,986

Marketable securities:

Foreign banks and government debentures	-	61,231	-	61,231
Corporate debentures	-	39,180	-	39,180

Total financial assets	$4,970	$105,397	$-	$110,367

NOTE 6:-INVENTORIES

Inventories are comprised of the following:

	December 31,
	2019	2018

Raw materials and components	$1,881	$2,140
Work-in-progress	1,306	1,894
Finished products	10,753	14,367

	$13,940	$18,401

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018

Cost:

Computer, peripheral equipment and software	$95,930	$90,054
Office furniture and equipment	11,989	11,121
Leasehold improvements	6,621	6,188

	114,540	107,363
Accumulated depreciation:

Computer, peripheral equipment and software	78,711	72,236
Office furniture and equipment	8,677	7,710
Leasehold improvements	4,181	3,740

	91,569	83,686

Property and equipment, net	$22,971	$23,677

Depreciation expenses for the years ended December 31, 2019, 2018 and 2017 were $8,912, $8,834 and $10,001, respectively.

NOTE 8:-INTANGIBLE ASSETS, NET

a.Intangible assets:

	Weighted
	average
	amortization	December 31,
	Period	2019	2018
	(years)
Cost:
Acquired technology	8.5	$32,946	$25,561
Customers relationships and brand name	5.8	9,817	9,817

		42,763	35,378
Accumulated amortization:
Acquired technology		18,465	16,139
Customers relationships and brand name		9,817	9,772

		28,282	25,911

Intangible assets, net		$14,481	$9,467

Amortization expenses for the years ended December 31, 2019, 2018 and 2017 were $2,371, $948 and $1,231, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-INTANGIBLE ASSETS, NET (Cont.)

Future estimated amortization expenses for the years ending:

December 31,

2020	$1,891
2021	1,858
2022	1,858
2023	1,858
2024 and thereafter	7,016

Total	$14,481

b.Goodwill:

	2019	2018

Balance as of January 1	$32,174	$32,174
Acquisitions	8,970	-

Balance as of December 31	$41,144	$32,174

NOTE 9:-LEASES

The Company has various operating leases for office space, vehicles and warehouse space that expire on different dates through 2027. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The Company provided several security deposits mainly to secure various operating lease agreements in connection with its office space.

The adoption of the ASC 842 resulted in the recognition in its consolidated balance sheet at the date of the adoption of operating right-of-use assets, short term operating lease liabilities and long-term operating lease liabilities of $21,048, $5,040 and $16,008, respectively. The adoption did not impact the beginning retained earnings, or prior year consolidated statements of income (loss) and consolidated statements of cash flows.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-LEASES (Cont.)

Aggregate lease payments for the right of use assets over the remaining lease period as of December 31, 2019 are as follows:

2020	$5,677
2021	4,437
2022	3,427
2023	2,622
2024	2,480
2025 and thereafter	1,668

Total undiscounted lease payments	$20,311

Less: adjustment to discounted lease payments	(1,204)

Total discounted lease payments	$19,107

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2019:

Weighted average remaining lease term (years)	4.72

Weighted average discount rate	2.6%

Total rent expenses for the years ended December 31, 2019, 2018 and 2017 were $5,578, $6,047 and $6,161 respectively (see also Note 17b).

NOTE 10:-OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2019	2018

Accrued expenses and other	$10,357	$7,068
Subcontractors accrual	1,627	1,160
Accrued taxes	1,738	3,863
Deferred consideration	2,035	-

	$15,757	$12,091

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-COMMITMENTS AND CONTINGENT LIABILITIES

Litigation:

1.On April 4, 2016, F5 Networks, Inc. ("F5") filed a lawsuit against the Company’s Subsidiary ("Radware Inc.") in the United States District Court for the Western District of Washington, alleging infringement of three U.S. patents of F5 relating to Radware Inc. ADC and WAF products. On December 16, 2016, the Company filed an amended counterclaim in this action for patent infringement of a recently issued Radware patent directed to outbound link load balancing. In June 2017, the case was transferred to the United States District Court for the Northern District of California. On November 19, 2018, the Court granted partial summary judgment of non-infringement of the Company’s patent. In May 2019, the Company reached a mutual confidential settlement of this claim with F5 without any admission of liability by either party.

2.On August 29, 2013, F5 filed an amended answer and counterclaim in an action brought by the Company against F5 on May 1, 2013 for infringement of three of the Company's patents regarding link load balancing technology. The Company prevailed in its affirmative case at trial, resulting in a damages award of $6,800 plus costs. The Court also permanently enjoined F5 from infringing the Company's patents-in-suit. In its counterclaim, F5 alleged infringement of four F5 patents related to cookie persistence technology. In particular, while F5 acknowledged that the Company is licensed to each of the F5 patents-in-suit, F5 contends that the Company's AppDirector and Alteon product lines perform unlicensed modes of the patents-in-suit. F5's counterclaim further alleged trade libel and unfair competition resulting from statements allegedly made by the Company asserting that F5 is responsible for certain internet service problems at major banks, including the Bank of America. On December 6, 2013, the Company filed an answer denying the allegations in F5's counterclaims. On June 26, 2014, pursuant to the parties' joint stipulation, the Court dismissed with prejudice F5's patent infringement counterclaim with respect to the Company's AppDirector product line. In June 2015, in response to the Company's Summary Judgment Motion, F5 conceded that the current version of Alteon does not infringe any of the F5 patents-in-suit and that its allegations are limited to a previous version of Alteon. On January 7, 2016, pursuant to the parties' joint stipulation, the Court dismissed with prejudice F5's trade libel and unfair competition counterclaims. On May 9, 2016, F5 accepted the Company’s offer for judgment of $40 all of F5's remaining claims and on September 7, 2016 the Court entered judgment in the same amount. This portion of the judgment is not appealable. After judgment, both the Company and F5 appealed other portions of the judgment to the Federal Circuit. F5 appealed the judgment for the Company, while the Company appealed orders that limited the amount of damages and the scope of the permanent injunction. F5 has posted a bond with the Court for the entire judgment amount in favor of the Company.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Federal Circuit affirmed the entire judgment on September 18, 2017 and remanded the case to the District Court on October 25, 2017, upon expiration of the time allowed for either party to request reconsideration of the affirmance. Upon remand, the case was re-assigned to another judge in the Court on November 21, 2017. On November 28, 2017, the Company moved to release the bond posted by F5. On December 6, 2017, the Court granted the Company's motion. On January 16, 2018 the Company filed the necessary tax documents to collect the funds, which, together with interest amounted to $6,900 and which were in turn released by the Court to the Company on January 29, 2018.

The above amount was recorded as other income in the consolidated statements of income (loss) for the year ended December 31, 2017.

3.From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows and believes that it had provided an adequate accrual to cover the costs to resolve the such legal proceedings, demands and claims.

NOTE 12:-SHAREHOLDERS' EQUITY

The Company's shares are listed for trade on the NASDAQ Global Select Market under the symbol "RDWR".

a.Rights of shares:

Ordinary Shares:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividend, if declared.

b.Treasury stock:

In April 2017 the Company's Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40,000 of the Company's ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan expired on April 24, 2018. In May 2018 the Company's board of directors authorized a new plan for the repurchase of up to an aggregate of $40,000 of the Company's ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan expired on April 30, 2019. In May 2019 the Company's board of directors authorized a new plan for the repurchase of up to an aggregate of $40,000 of the Company's ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan will expire on April 30, 2020.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

c.Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

d.Stock Option Plans:

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

Pursuant to the Stock Option Plans, the Company reserved for issuance 33,312,967 ordinary shares.

RSUs:

In addition to granting stock options, since 2013, the Company started to routinely grant RSUs under the 1997 Plan. RSUs vest primarily over a four years period of employment. RSUs that are cancelled or forfeited become available for future grants.

The number of “Reserved and Authorized Shares” under the Equity Plans shall equal the sum of (i) the number of ordinary shares reserved and authorized under the Equity Incentive, and other awards granted under the Equity Incentive Plans as of such date, and (ii) the number of ordinary shares reserved,

As of December 31, 2019, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

2019

Stock options exercised and outstanding	28,286,653
RSUs vested and outstanding	2,741,853
Ordinary shares available for issuance under the Equity Incentive Plans	2,284,461

Total reserved and authorized shares as of December 31, 2019	33,312,967

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

A summary of employees and directors option activity under the Company's Stock Option Plans as of December 31, 2019 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2019	4,855,203	$16.96	3.30	$29,774
Granted	1,207,866	24.05
Exercised	(1,250,680)	14.43
Expired	(2,875)	16.43

Forfeited	(511,235)	18.24

Outstanding at December 31, 2019	4,298,279	$19.54	3.12	$27,514

Exercisable at December 31, 2019	1,185,612	$15.42	1.91	$12,361

Vested and expected to vest at December 31, 2019	3,980,155	$19.27	3.04	$26,549

The weighted-average grant-date fair value of options granted during the years ended December 31, 2019, 2018 and 2017 was $5.54, $6.67 and $4.31, respectively.

As of December 31, 2019, there was approximately $7,614 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.54 years.

The total intrinsic value of options exercised during the years 2019, 2018 and 2017 was 1,125,612, 1,112,589 and 2,068,522, respectively.

The aggregate intrinsic value of the outstanding stock options at December 31, 2019 and 2018, represents the intrinsic value of 3,579,879 and 3,983,216, respectively, outstanding options that are in-the-money as of such dates. The remaining 718,400 and 871,987 outstanding options are out-of-the-money as of December 31, 2019 and 2018, respectively, and their intrinsic value was considered as zero.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

The options outstanding under the Company's Stock Option Plans as of December 31, 2019, have been separated into ranges of exercise price as follows:

December 31, 2019
Outstanding				Exercisable
Ranges of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted Average Exercise price

$10.04-14.74	1,291,709	1.73	$13.40	620,850	$13.31
$15.09-19.30	905,825	2.43	$16.78	490,075	$16.44
$20.62-27.15	2,100,745	4.28	$24.51	74,687	$26.29

	4,298,279			1,185,612

The following table summarizes information relating to RSUs, as well as changes to such awards during 2019:

Year ended December 31, 2019

Outstanding at January 1, 2019	1,077,909
Granted	802,513
Vested	(388,073)
Forfeited	(125,436)

Outstanding as of December 31, 2019	1,366,913

As of December 31, 2019, there was approximately $16,008 of total unrecognized compensation costs related to non-vested RSUs granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.62 years.

The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2019, 2018 and 2017 were $23.41, $23.82 and $16.24, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

Stock-based compensation was recorded in the following items within the consolidated statements of income (loss):

	Year ended December 31,
	2019	2018	2017

Cost of revenues	$224	$221	$241
Research and development, net	2,855	3,123	3,867
Sales and marketing	6,953	7,072	6,894
General and administrative	3,032	2,087	2,029

Total expenses	$13,064	$12,503	$13,031

NOTE 13:-EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2019	2018	2017

Numerator for basic and diluted net earnings (loss) per share:

Net income (loss)	$22,566	$11,735	$(7,493)

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings (loss) per share	46,816,899	45,289,296	43,475,844
Effect of dilutive securities:
Employee stock options and RSUs	1,706,221	2,402,572	-

Denominator for diluted net earnings (loss) per share	48,523,120	47,691,868	43,475,844

Basic net earnings (loss) per share	$0.48	$0.26	$(0.17)

Diluted net earnings (loss) per share	$0.47	$0.25	$(0.17)

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME

a.General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2019	2018

Beginning balance	$3,214	$1,534
Additions for prior year tax positions	484	221
Reclassified from current tax payable	-	574
Decrease for prior year tax positions	-	(88)
Additions for current year tax positions	1,899	973

Ending balance	$5,597	$3,214

As of December 31, 2019, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

The Company adjusts the unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available.

During the years ended December 31, 2019, 2018 and 2017 amounts of $484, $(88) and $290, respectively, were added (deducted from) to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2019, and 2018, the Company had accrued interest liability related to uncertain tax positions in the amounts of $460 and $214 respectively, which is included within income tax accrual on the consolidated balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within taxes on income expense.

In July 2017 the Company reached a settlement with the Israeli Tax Authorities ("ITA") regarding the Company's corporate tax returns from the years 2012, 2013 and 2014. The settlement amounted to a total payment of $10,728 (NIS 37,727). The Company had provisions for the related years in the amount of $10,950. The amount in excess (approximately $200) was recorded as a tax benefit during 2017. As a result, the Company's Israeli tax returns have been examined for all years including and prior to fiscal year 2014, and the Company is no longer subject to audit for these periods.

The Company's U.S subsidiary files income tax return in the U.S federal jurisdiction. As of December 31, 2019, the 2012 through 2018 tax years are open and may be subject to potential examinations in the U.S.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

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

b.Israeli taxation:

1.Foreign Exchange Regulations:

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

2.Tax rates:

The Israeli corporate tax rate in 2019 and 2018 was 23%, and in 2017 was 24%. A company is taxable on its real capital gains at the corporate tax rate in the year of sale.

3.Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment (the “Investment Law”) as of 2014 tax year. The election is irrevocable. Under the Preferred Enterprise regime, a preferred income of an Enterprise located in the center of Israel is subject to tax rate of 16%.

Pursuant to Amendment 73 to the Investment Law adopted in 2017, a Company located in the Center of Israel that meets the conditions for “Preferred Technological Enterprises”, is subject to tax rate of 12% tax rate. The Company believes it meets those conditions.

Income not eligible for Preferred Enterprise benefits is taxed at a regular rate, as follows: 2019 and 2018 – 23%, 2017 – 24%.

Prior to 2014, most of the Company’s income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company will be subject to corporate reduced tax rates ordinarily applicable to such income under the Investment Law.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

Reduced income under the Investment Law including the Preferred Enterprise Regime and Preferred Technological Enterprise Regime will be freely distributable as dividends, subject to a 15% or 20% withholding tax (or lower rate for non Israeli resident shareholder, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred Income and Technological Preferred Enterprise to an Israeli company, no withholding tax will be remitted.

Out of the Company's retained earnings as of December 31, 2019, $128,751 are tax-exempted attributable to its Privileged Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits, and an income tax liability of up to $29,613 would be incurred as of December 31, 2019.

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

c. Taxes on income are comprised as follows:

	Year ended December 31,
	2019	2018	2017

Current taxes	$4,678	$5,371	$5,561
Deferred taxes	(1,535)	(2,308)	91

	$3,143	$3,063	$5,652

Domestic	$1,833	$2,049	$238
Foreign	1,310	1,014	5,414

	$3,143	$3,063	$5,652

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

	Year ended December 31,
	2019	2018	2017
Domestic taxes:

Current taxes	$3,670	$2,206	$238
Deferred taxes	(1,837)	(157)	-

	1,833	2,049	238
Foreign taxes:

Current taxes	1,008	3,165	5,323
Deferred taxes	302	(2,151)	91

	1,310	1,014	5,414

	$3,143	$3,063	$5,652

d.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2019	2018

Carryforward losses and tax credit	$7,175	$4,743
Deferred revenues	4,967	6,350
Temporary differences	4,484	5,093
Unrealized losses on marketable securities	-	331

Deferred tax assets before valuation allowance	16,626	16,517
Valuation allowance	(1,477)	(3,247)

Net deferred tax assets	15,149	13,270

Intangible assets, including goodwill	(5,140)	(4,047)
Depreciable assets	(1,497)	(1,780)
Unrealized gains on marketable securities	(388)	-

Deferred tax liability	(7,025)	(5,827)

Net deferred tax assets	$8,124	$7,443

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

e.Foreign:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Apportioned income is also subject to tax in various states.

At December 31, 2017, the Company re-measured certain of its U.S. deferred tax assets and liabilities, based on the new rates at which they are expected to reverse in the future.

The tax expense recorded in 2017 related to the re-measurement of the deferred tax balance was $3,247.

Through December 31, 2019, the U.S. subsidiary had a U.S. federal loss carry forward of $7,250, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2023 and fiscal 2038. Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

f.Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

g.A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the consolidated statements of income (loss) is as follows:

	Year endedDecember 31,
	2019	2018	2017

Income (loss) before taxes, as reported in the consolidated statements of income (loss)	$25,709	$14,798	$(1,841)

Statutory tax rate	23%	23%	24%
Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$5,913	$3,404	$(442)
Tax adjustment in respect of different tax rate of foreign subsidiary	-	65	334
Non-deductible expenses and other permanent differences	188	(340)	375
Deferred taxes on losses for which valuation allowance was provided, net	592	743	1,288
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	(2,175)	(2,259)	(709)
Stock compensation relating to stock options per ASC No. 718	821	1,073	1,976
Income taxes in respect of prior years	330	273	(1,038)
Change of tax rate	-	696	3,249
Approved, Privileged and Preferred enterprise loss (benefits) (*)	(2,783)	(684)	347
Other	257	92	272

Actual tax expense	$3,143	$3,063	$5,652
(*) Basic earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.06	$0.00	$0.00

Diluted earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.06	$0.00	$0.00

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

h.Income (loss) before taxes on income is comprised as follows:

	Year ended December 31,
	2019	2018	2017

Domestic	$19,185	$9,009	$(5,918)
Foreign	6,524	5,789	4,077

Income (loss) before taxes on income	$25,709	$14,798	$(1,841)

NOTE 15:-GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2019, 2018 and 2017 from a geographical perspective:

	Year ended December 31,
	2019	2018	2017

Revenues from sales to customers located at:

The United States	$85,447	$82,990	$78,464
America - other	20,982	19,501	19,437
EMEA *)	75,275	75,751	56,589
Asia Pacific	70,368	56,162	56,879

	$252,072	$234,404	$211,369

*)	Europe, the Middle East and Africa. For the year ended December 31, 2018, revenues from sales to customers located in Germany amounted to $ 23,863.

The following table presents long-lived assets as of December 31, 2019 and 2018 from a geographical perspective:

	December 31,
	2019	2018

Long-lived assets, by geographic region:

America (principally the United States)	$1,401	$1,736
Israel	20,411	20,856
EMEA - other	246	253
Asia Pacific	913	832

	$22,971	$23,677

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2019	2018	2017
Financial income, net:

Interest on bank deposits and other	$7,016	$5,279	$3,528
Amortization of premiums, accretion of discounts and interest on debt marketable securities, net	3,639	2,304	2,008
Other gain	537	-	-
Gain from sale of available-for-sale marketable securities	-	-	18
Bank charges	(124)	(113)	(89)
Foreign currency translation differences, net	(2,276)	(196)	(635)

	$8,792	$7,274	$4,830

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain members of the Company's board of directors, management or shareholders have interest:

a.The following related party balances are included in the consolidated balance sheets:

	December 31,
	2019	2018

Trade receivables and prepaid expenses	$3,982	$1,676

Trade payables and accrued expenses	$1,419	$604

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

b.The following related party transactions are included in the consolidated statements of income (loss):

	Year ended December 31,
	2019	2018	2017

Revenues (1)	$4,476	$2,491	$2,547

Cost of revenues (2)	$7,061	$6,956	$4,280

Operating expenses, net - primarily lease, sub-contractors and communications (3)	$4,888	$4,757	$4,853

Purchase of property and equipment	$1,944	$2,761	$1,663

(1)Distribution of the Company's products on a non-exclusive basis.

(2)Related to cost of product purchased from one of the related companies. The Company depends on a sole single managed security service provider, which is a related party, to provide services as part of its protection services. If the managed security service provider fails to provide or delay the delivery of the services, the Company will be required to seek alternative sources of the services. A change in its managed security service provider could result in a possible loss of sales and, consequently, could adversely affect the Company's results of operations and financial position.

(3)The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company provides certain services to related parties.

NOTE 18:-SUBSEQUENT EVENTS

The recent outbreak of Coronavirus, a virus causing potentially deadly respiratory tract infections originating in China and spreading in various jurisdictions, may negatively affect economic conditions regionally as well as globally, disrupt operations situated in countries particularly exposed to the contagion, affect supply chains or otherwise impact our businesses. Governments in affected countries are imposing travel bans, quarantines and other emergency public safety measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore the Company cannot reasonably estimate the impact it may have on its end markets and its operations.