Form 20-F
period 2020-12-31
RADWARE LTD
filed 2021-04-20
CIK 1094366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2020):

46,386,889 Ordinary Shares, NIS 0.05 par value per share

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

•

“Nasdaq” is to the Nasdaq Stock Market LLC;

•

“NIS” or “shekels” are to New Israeli Shekels.

•

“ordinary shares” are to our Ordinary Shares, par value NIS 0.05 per share;

•

the “SEC” is to the U.S. Securities and Exchange Commission;

•

the "U.S." is to the United States; and

•

“U.S. GAAP” are to generally accepted accounting principles in the United States.

We have registered trademarks for, among others, Radware®; Radware Logo:

®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; Triangulation®; SmartNat®; StringMatch Engine®; Web Server Director®; Fireproof®; SecureFlow®; APSolute Vision®; vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; TeraVIP®; Virtual Director®; DefensePipe®; CyberStack®; Virtual DefensePro®; VADI® (Virtual Application Delivery Infrastructure); ShieldSquare® and the ShieldSquare Logo: ®, and we have non-registered trademarks for, among others, ADC-VX™ and Inflight™. Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On April 15, 2021, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.287 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

Table of Contents

PART I
ITEM 1.Identity of Directors, Senior Management and Advisers	8
ITEM 2.Offer Statistics and Expected Timetable	8
ITEM 3.Key Information	9
A.Selected Financial Data	9
B.Capitalization and Indebtedness	10
C.Reasons for the Offer and Use of Proceeds	10
D.Risk Factors	10
ITEM 4.Information on the Company	37
A.History and Development of the Company	37
B.Business Overview	38
C.Organizational Structure	54
D.Property, Plants and Equipment	55
ITEM 4A.Unresolved Staff Comments	56
ITEM 5.Operating and Financial Review and Prospects	56
A.Operating Results	56
B.Liquidity and Capital Resources	70
C.Research and Development, Patents and Licenses, etc.	74
D.Trend Information	74
E.Off-Balance Sheet Arrangements	78
F.Tabular Disclosure of Contractual Obligations	78
ITEM 6.Directors, Senior Management and Employees	79
A.Directors and Senior Management	79
B.Compensation	83
C.Board Practices	86
D.Employees	90
E.Share Ownership	92
ITEM 7.Major Shareholders and Related Party Transactions	95
A.Major Shareholders	95
B.Related Party Transactions	97
C.Interests of Experts and Counsel	99

ITEM 8.Financial Information	100
A.Consolidated Statements and other Financial Information	100
B.Significant Changes	100
ITEM 9.The Offer and Listing	101
A.Offer and Listing Details	101
B.Plan of Distribution	101
C.Markets	101
D.Selling Shareholders	101
E.Dilution	101
F.Expenses of the Issue	101
ITEM 10.Additional Information	102
A.Share Capital	102
B.Memorandum and Articles of Association	102
C.Material Contracts	102
D.Exchange Controls	102
E.Taxation	102
F.Dividends and Paying Agents	116
G.Statement by Experts	116
H.Documents on Display	116
I.Subsidiary Information	116
ITEM 11.Quantitative and Qualitative Disclosures about Market Risk	117
ITEM 12.Description of Securities other than Equity Securities	118
PART II
ITEM 13.Defaults, Dividend Arrearages and Delinquencies	119
ITEM 14.Material Modifications to the Rights of Security Holders and Use of Proceeds	119
ITEM 15.Controls and Procedures	119
ITEM 16.RESERVED
ITEM 16A.Audit Committee Financial Expert	120
ITEM 16B.Code of Ethics	121
ITEM 16C.Principal Accountant Fees and Services	121
ITEM 16D.Exemptions from the Listing Standards for Audit Committees	122
ITEM 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers	122
ITEM 16F.Change in Registrant’s Certifying Accountant	123
ITEM 16G.Corporate Governance	123
ITEM 16H.Mine Safety Disclosure	124
PART III
ITEM 17.Financial Statements	125
ITEM 18.Financial Statements	125
ITEM 19.Exhibits	125
SIGNATURE	126

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.KEY INFORMATION

A.Selected Financial Data

The following tables present selected information from our consolidated statements of income (loss) and balance sheets data for the periods and as of the dates indicated. We derived the selected consolidated statements of income (loss) for the years ended December 31, 2020, 2019 and 2018 and the selected balance sheets data as of December 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with U.S. GAAP and audited by Kost, Forer, Gabbay & Kasierer, an independent registered public accounting firm and a member firm of Ernst & Young Global. The selected consolidated statements of income (loss) data for the years ended December 31, 2017 and 2016 and the selected balance sheets data as of December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected financial data together with the section of this annual report entitled “Operating and Financial Review and Prospects” and our consolidated financial statements, together with the notes thereto, included elsewhere in this annual report.

	Year ended December 31,
	2020	2019	2018	2017	2016
	(U.S. dollars and share amounts in thousands, except per share data)
Consolidated Statements of Income (loss) Data:
Revenues:
Products	$132,934	$133,605	$118,062	$117,968	$110,186
Services	117,093	118,467	116,342	93,401	86,399
	250,027	252,072	234,404	211,369	196,585
Cost of revenues:
Products	34,645	35,056	30,803	30,862	27,320
Services	10,439	10,118	10,872	8,754	8,375
	45,084	45,174	41,675	39,616	35,695
Gross profit	204,943	206,898	192,729	171,753	160,890
Operating expenses, net:
Research and development, net	66,836	61,841	57,674	59,003	51,732
Sales and marketing	113,015	109,556	111,386	108,744	103,774
General and administrative	18,924	18,584	16,145	17,577	18,133
Other income	-	-	-	(6,900)	-
Total operating expenses	198,775	189,981	185,205	178,424	173,639
Operating income (loss)	6,168	16,917	7,524	(6,671)	(12,749)
Financial income, net	7,796	8,792	7,274	4,830	5,741
Income (loss) before taxes on Income	13,964	25,709	14,798	(1,841)	(7,008)
Taxes on income	4,328	3,143	3,063	5,652	1,651
Net income (loss)	$9,636	$22,566	$11,735	$(7,493)	$(8,659)

Basic net earnings (loss) per share*	$0.21	$0.48	$0.26	$(0.17)	$(0.20)
Diluted net earnings (loss) per share*	$0.20	$0.47	$0.25	$(0.17)	$(0.20)

* See notes 2(z) and 13 to our consolidated financial statements included elsewhere in this annual report for an explanation regarding the computation of basic and diluted net earnings (loss) per ordinary share.

	Year ended December 31,
	2020	2019	2018	2017	2016
	(in thousands)

Weighted average number of ordinary shares used in computing basic net earnings (loss) per share	46,461	46,817	45,289	43,476	43,868

Weighted average number of ordinary shares used in computing diluted net earnings (loss) per share	47,740	48,523	47,692	43,476	43,868

	As of December 31,
	2020	2019	2018	2017	2016
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents, short-term bank deposits and marketable securities	$310,493	$177,951	$316,399	$200,961	$226,086
Long-term bank deposits and marketable securities	138,257	249,791	84,669	143,338	94,059

Working capital	204,055	96,429	241,003	143,087	181,502
Total assets	623,265	595,199	532,721	471,410	430,336
Shareholders’ equity	388,461	395,331	363,957	315,356	299,763
Capital Stock	443,739	415,291	384,229	349,923	326,001

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

Summary of Risk Factors

The following constitutes a summary of the material risks relevant to an investment in our company:

Risks Related to Our Business and Our Industry

•

We depend upon independent distributors to sell our solutions to customers. If our distributors do not succeed in selling our products and services, we may not be able to operate profitably.

•

We must manage our anticipated growth effectively in order to remain profitable.

•

The COVID-19 pandemic has impacted and may continue to impact our business, operating results and financial condition.

•

Changing or severe global economic conditions could have a material adverse effect on our results of operations.

•

Competition in the market for cyber security and application delivery solutions and in our industry in general is intense. If we are unable to compete effectively, we may lose market share, and we may be unable to maintain profitability.

•

We must develop new solutions and enhance existing solutions to remain competitive.

•

Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our end-users experience security breaches, which could have a material adverse effect on our business, reputation and operating results.

•

As a security provider, if our internal network system is compromised by cyber-attackers or other malicious actors, or by a critical system failure, our reputation, financial condition and operating results could be materially adversely affected.

•

Outages, interruptions or delays in hosting services could impair the delivery of our cloud-based security services and harm our business.

•

We rely on a related party, a single managed security service provider, to provide us with scrubbing center services required for the provision of our Cloud DDoS Protection Service.

•

Our global operations may expose us to additional risks.

•

We rely on a few vendors to provide our hardware platforms and components for the manufacture of our products.

•

A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs.

•

We have incurred net losses in the past and may incur losses in the future.

•

A slowdown in the growth of the cyber security and application delivery solutions market would reduce our addressable market and solutions sales.

•

If the market for our cloud-based solutions does not continue to develop and grow, we may incur capital and operation losses.

•

Our success depends on our ability to attract, train and retain highly qualified personnel.

•

Our solutions may have long sales cycles, which may reduce the predictability of our financial performance.

•

We may pursue acquisitions or other investments that could disrupt our business and harm our financial condition.

•

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

•

Undetected defects and errors may increase our costs and impair the market acceptance of our products.

•

Our business and operating results could suffer if third parties infringe upon our proprietary technology.

•

Our products may infringe on the intellectual property rights of others.

•

Laws, regulations and industry standards affecting our business are evolving, and unfavorable changes could harm our business.

•

Some of our solutions contain “open source” and third-party software, and any failure to comply with the terms of one or more of these open source and third-party software licenses could negatively affect our business.

•

An increasing amount of intangible assets and goodwill on our books may in the future lead to significant impairment charges.

•

Additional tax liabilities, including due to tax positions we took, could materially adversely affect our results of operations and financial condition.

•

The adoption of the tax reform and the enactment of additional legislation changing the United States taxation of international business activities could materially impact our financial position and results of operations.

•

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

•

We rely on information systems to conduct our businesses, and failure to protect these systems against security breaches and otherwise to implement, integrate, upgrade and maintain such systems in working order could have a material adverse effect on our results of operations, cash flows or financial condition.

•

Major disruptions or deficiencies of our information systems could disrupt our operations and cause unanticipated increases in our costs.

Risks Related to the Market for Our Ordinary Shares

•

Yehuda Zisapel, our chairman of the board, Nava Zisapel, and Roy Zisapel, our President, Chief Executive Officer and director, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

•

Provisions of our Articles of Association and Israeli law as well as the terms of our equity incentive plan could delay, prevent or make a change of control of us more difficult or costly, which could depress the price of our ordinary shares.

•

Our share price has been volatile in the past and may be subject to volatility in the future.

•

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

•

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Risks Related to Operations in Israel

•

Political, economic and military instability in the Middle East or Israel may harm our business.

•

The exchange rate between the New Israeli Shekel against the U.S. dollar is volatile, and may negatively impact our profitability.

•

The tax benefits we may receive in connection with our approved enterprise, beneficiary or preferred enterprise programs require us to satisfy prescribed conditions and may be terminated or reduced in the future. This would increase taxes and decrease our net profit.

•

We have obtained benefits from the Israeli Innovation Authority, that subject us to ongoing restrictions.

•

It may be difficult to enforce a U.S. judgment against us or our officers and directors and to assert U.S. securities laws claims in Israel.

•

Your rights and responsibilities as a shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

Risks Related to Our Business and Our Industry

We depend upon independent distributors to sell our solutions to customers. If our distributors do not succeed in selling our products and services, we may not be able to operate profitably.

Our growth strategy depends upon, among other things, increasing sales of our solutions, both directly and indirectly through our different distribution channels. We sell our solutions primarily to independent distributors, including value added resellers (VARs), original equipment manufacturers (OEMs) and global system integrators (GSIs), and are highly dependent upon these distributors’ active marketing and sales efforts. Our distribution agreements with our distributors generally are nonexclusive, ranging in duration with no renewal obligation on the part of our distributors. Our distribution agreements also typically do not prevent our distributors from selling products and services of our competitors and do not contain minimum sales or marketing performance requirements. As a result, our distributors may give higher priority to products and services of our competitors or their own products, thereby reducing their efforts to sell our products and services. In addition, we may not be able to maintain our existing distribution relationships, and we may not be successful in replacing them on a timely basis, or at all. We may also need to develop new distribution channels for new products and services, and we may not succeed in doing so. Any changes in our distributor relationships or distribution channels, including a termination or other disruption of our commercial relationship with our distributors or our inability to establish distribution channels for new products and services, could impair our ability to sell our products and services and have a material adverse effect on our business, financial condition and results of operations.

We must manage our anticipated growth effectively in order to remain profitable.

We have actively expanded our operations in the past and may continue to expand them in the future in order to gain market share in the evolving market for cyber security and application delivery solutions. This expansion has required, and may continue to require, managerial, operational and financial resources.

In some cases, we may choose to increase our cost of operations at the expense of our short-term profitability in order to support future expansion and growth. We cannot assure you that we will continue to expand our operations successfully. If we are unable to manage our expanding operations effectively, our revenues may not increase or may decline, our cost of operations may increase and we may not be profitable.

The COVID-19 pandemic has impacted and may continue to impact our business, operating results and financial condition.

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, and decreased consumer mobility and activity. Our business has been affected in various ways, including in our sales and marketing, our supply chain and our employees.

For example, during 2020 the COVID-19 pandemic caused companies to shift working arrangements to feature remote access and working from home, and, as a result, required some of our customers to invest in enabling and securing such remote access, resulting in an increased demand for our solutions that offset some of the negative impacts of COVID-19 described in this annual report. There is no guarantee that any increased investments by our customers will continue after the COVID-19 pandemic subsides. At the same time, during 2020, primarily in the first half of the year, the COVID-19 pandemic negatively impacted our business by causing some delays in purchasing decisions by our customers, and some difficulties in acquiring new customers given travel limitations and limits on in-person interactions with our customers and prospective customers, as well as some disruptions in our supply chain and delivery of products to customers.

While, taken as a whole, we do not believe COVID-19 had a significant impact on our business in 2020, the impacts of the global pandemic on our business and financial outlook remain unknown. In particular, the extent to which COVID-19 will continue to impact our business, financial condition or results of operations, will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

Changing or severe global economic conditions could have a material adverse effect on our results of operations.

Our business is affected by global economic conditions, uncertainties and downturns, including as a result of the COVID-19 pandemic, which may impact current and anticipated market demand for our solutions. Uncertainties about current global economic conditions continue to pose a risk as customers may postpone or reduce demand and spending in response to such uncertainties. This could result in, among other things, a reduction in our revenues or a failure to achieve anticipated revenue growth, longer sales cycles, and slower adoption of new technologies as well as downward pressure on the price of our solutions. Each of the above scenarios could have a material adverse effect on our business, operating results and financial condition.

Competition in the market for cyber security and application delivery solutions and in our industry in general is intense. If we are unable to compete effectively, we may lose market share, and we may be unable to maintain profitability.

The cyber security and application delivery solutions marketplace is highly competitive and has very few barriers to entry, particularly in our focus areas. We expect competition to intensify in the future, and we may lose market share if we are unable to compete effectively.

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

The market for cyber security and application delivery solutions is characterized by rapid technological changes, driven primarily by accelerated digital transformation including a dramatic increase in work from home initiatives, a rapid shift to online business activity, and increased migration to cloud environments. Such technological changes and transformations are accompanied by, in addition to a rapidly evolving and active cyber threat landscape, changes in application infrastructure tools and increasingly demanding compliance mandates. The challenges we face include:

•

increasing throughput, capacity, performance and efficiency of our core products, to cope with growing attacks velocity and complexity;

•

adapting to fundamental changes in our customers’ data centers’ infrastructure and changes in the locations of applications and data by offering relevant solutions for multi-clouds and hybrid cloud environments;

•

offering new solutions to adapt to the changes in applications’ deployment frameworks and workflows, microservice based architecture (Kubernetes orchestration), massive usage of Application Programming Interface (API) stacks and new edge delivery technologies in response to the rise of modern applications buildup and delivery requirements;

•

adapting to changes in the cyber threat landscape, by extending our security coverage to include cloud-native attacks (cloud access management and workloads), application level attacks, encrypted attacks, automated attacks and edge delivery related attacks;

•

developing and enhancing our cloud and virtual offerings and expanding our managed security services capabilities to address the industry trend of providing services for the cloud and through the cloud – organically and inorganically; and

•

increasing our support offerings to address the industry trend of increased customer reliance on third party-provided or managed information technology services.

In order to meet these challenges and remain competitive in the market, we have introduced, and must continue to introduce, new solutions and enhancements to our existing solutions. Accordingly, our future success will depend, to a substantial extent, on our ability to accurately and timely identify market trends and needs; on our ability to invest (including through acquisition of complimentary solutions) in research and development and timely develop, introduce and support relevant and desired new solutions and enhancements; and on our ability to gain market acceptance of our offerings. There can be no assurances that our continued investment in research and development, including associated capital expenditures, will ultimately allow us to remain competitive in our industry or otherwise result in successful solutions that generate expected sales and support our growth. In addition, diversifying our solution portfolio might expose us to direct competition with new players and might require additional investments in the associated sales and marketing practices.

If our research and development efforts do not lead to a corresponding increase in our revenues, if we fail to timely develop and deploy new solutions and enhancements to our existing solutions, or if we fail to gain market acceptance of our new solutions or enhanced solutions, our business, operating results and financial condition could be materially adversely affected.

Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our end-users experience security breaches, which could have a material adverse effect on our business, reputation and operating results.

Any errors, defects, or misconfigurations could cause our solutions to not meet specifications, be vulnerable to security attacks or fail to secure networks or applications which could negatively impact customer operations and consequently harm our business and reputation. In addition, we may suffer significant adverse publicity and reputational harm if our solutions are associated, or are believed to be associated with, or fail to reasonably protect against, a significant breach or a breach at a high-profile customer. Moreover, any actual or perceived cyber-attack, other security breach or theft of our customers’ data, regardless of whether the breach or theft is attributable to the failure of our solutions, could adversely affect the market’s perception of our security solutions, cause current or potential customers to look to our competitors for alternatives and require us to expend significant financial resources to analyze, correct or eliminate any vulnerabilities.

Cyber-attackers or other malicious actors are increasingly sophisticated, may be state actors or often affiliated with organized crime, and may operate large-scale and complex automated attacks. In addition, the techniques they use to access or sabotage networks or applications change frequently and generally are not recognized until launched against a target. As a result, our solutions may be unable to anticipate these techniques and provide timely protection to our end-users’ networks or applications. In addition, the COVID-19 pandemic has significantly impacted online behavior and the security of businesses and individuals, and we have observed a significant increase in cyberattack activity since the beginning of the pandemic. If we fail to identify and respond to new and increasingly complex methods of attack or to update our solutions to detect or prevent such threats in time to protect our end-users’ critical business data, the integrity of our solutions and reputation, as well as our business and operating results, could suffer.

Furthermore, security breaches or defects in our solutions could result in loss or alteration of, or unauthorized access to, customers’ data and compromise our customers’ networks and applications that are secured by our physical and cloud solutions. If such a security breach results in the disruption or loss of availability, integrity or confidentiality of customers’ data, we could incur significant liability to our customers and to businesses or individuals whose information was being handled by our customers.

There is no guarantee that our solutions will be free of flaws or vulnerabilities. Our end-users may also misuse our solutions, which could result in vulnerabilities to a breach or theft of business data.

As a security provider, if our internal network system is compromised by cyber-attackers or other malicious actors, or by a critical system failure, our reputation, financial condition and operating results could be materially adversely affected.

We will not succeed with our application and network security solutions unless the marketplace is confident that we provide effective cyber security protection. We provide security solutions, and as a result, we have been and continue to be an attractive target of cyber-attacks (including, among others, malware, viruses and attachments to e-mails, and other disruptive activities of individuals or groups) designed to impede the performance of our solutions, penetrate our network security or the security of our cloud platform or our internal systems, misappropriate proprietary information and/or cause other interruptions to our services. Furthermore, third parties may attempt to illegally induce employees or customers into disclosing our proprietary information or otherwise compromising the security of our internal networks, systems or physical facilities in order to gain access to our data or our customers’ data. To date, none of the malicious acts by third parties on our network systems that we have identified has resulted in a material adverse impact to our business or operations. Nonetheless, if we experience an actual or perceived breach of security in our internal systems, it could adversely affect the integrity and market perception of our solutions. Furthermore, the costs to eliminate or address security threats and vulnerabilities before or after a cyber-security incident could be significant.

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

Remediation efforts or system redundancy or other continuity measures may be ineffective or inadequate and could result in interruptions, delays or cessation of service and loss of existing or potential customers. There can be no assurance that limitation of liability, indemnification or other protective provisions in our contracts would be applicable, enforceable or adequate in connection with a security breach, or would otherwise protect us from any such liabilities or damages with respect to any particular claim. Additionally, our professional, product and cyber liability insurance coverages may only cover certain liabilities in connection with a security breach or other security incident and may not adequately cover all liabilities actually incurred, and we cannot assure you that insurance will continue to be available to us on commercially reasonable terms, if at all, or that any insurer will not deny coverage as to any future claim.

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

We offer infrastructure that supports our distributed denial of service (DDoS) scrubbing center services, web application firewall (WAF) and bot management cloud-based services. In addition, we provide other services through the cloud, such as Cloud Native Protector (CNP) and Content Delivery Network (CDN). Despite precautions taken within our own internal network and at these third-party facilities, the occurrence of a natural disaster or an act of terrorism or other unanticipated problems could result in lengthy interruptions in our services.

The cloud-based security services that we provide are operated from a network of third-party facilities that host the software and systems that operate these security services. Any damage to, or failure of, our internal systems or systems at third-party hosting facilities could result in outages or interruptions in our cloud-based services. Outages or interruptions in our cloud-based security services may cause our customers to experience cyber-attacks and to believe that our cloud-based security services are unreliable, cause us to issue credits or pay penalties or damages, cause customers to terminate their subscriptions and adversely affect our reputation and renewal rates and our ability to attract new customers, ultimately harming our business and results of operations.

We rely on a related party, a single managed security service provider, to provide us with scrubbing center services required for the provision of our Cloud DDoS Protection Service.

We rely on SecurityDam, Ltd. (SecurityDam), a related party and a single managed security service provider, to provide us with scrubbing center services required for the provision of our Cloud DDoS Protection Service (see Item 7.B “Related Party Transactions—Managed Security Service Provider (MSSP)—Cooperation Agreement.”). If we are unable to continue receiving scrubbing center services from SecurityDam on acceptable terms, or should SecurityDam cease to supply us with such scrubbing center services for any reason, we may not be able to identify and integrate an alternative source of service in a timely fashion or at the same costs. Any transition to one or more alternate managed security service provider could result in delays, operational problems and increased costs, and may limit our ability to deliver our Cloud DDoS Protection Service to our customers on time during such a transition period, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our global operations may expose us to additional risks.

We currently offer our solutions in over 80 countries. For the years ended December 31, 2020 and 2019, our sales outside North, Central and South America represented approximately 54% and 58%, respectively, of our total sales. We also rely on third-party service providers around the world to supply physical hosting and cloud environments in order to deliver and support our cloud-based services. Our global business operations involve varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, difficulties and costs of staffing and managing foreign operations; the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes in the interpretations thereof and reduced protection for intellectual property rights in some countries; partial or total expropriation; export duties and quotas; local tax exposure; economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental or public health concerns, such as the recent COVID-19 pandemic; differences in business practices; recessionary environments in multiple foreign markets; and damage to, or failure of, systems at third-party hosting facilities around the word resulting in outages or interruptions in our cloud-based services. We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

We rely on a few vendors to provide our hardware platforms and components for the manufacture of our products.

We primarily rely on a few original design manufacturers, or ODMs, for the manufacture and supply of our hardware platforms, with approximately 81% of our direct product costs in 2020 related to these vendors. If we are unable to continue to acquire from these ODMs and/or components vendors on acceptable terms or should any of these ODMs and/or components vendors cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers provider could result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time during such a transition period, any of which could have a material adverse effect on our business, financial condition and results of operations.

A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs.

Our ability to meet customer demands depends in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We cannot assure you that we will not encounter supply and fulfilment issues in the future and certain components are presently available to us only from limited sources (see the risk factors above titled “We rely on a related party, a single managed security service provider, to provide us with scrubbing center services required for the provision of our Cloud DDoS Protection Service” and “We rely on a few vendors to provide our hardware platforms and components for the manufacture of our products”and the discussion under Item 4.B "Business Overview—Manufacturing and Suppliers"). We may not be able to diversify sources in a timely and cost-effective manner, which could harm our ability to deliver products to customers and seriously impact present and future sales and profitability.

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

In addition, our operating results could be materially and adversely affected if we anticipate greater demand than what transpires, and we commit to purchase more components than we actually need. We see this specifically with respect to dated components, which we need to order in large quantities due to manufacturing stoppage. Due to technology advancement, we are required from time to time to make “last buy” type of stock purchases of such dated components for our legacy products.

Any disruption in our supply chain, such as disruptions resulting from failure in telecommunication systems; acts of war, terrorism, cyber-attacks or natural disasters (including major environmental or public health concerns, such as the recent COVID-19 pandemic); lack of skilled labor; the disruption of transportation networks; and adverse weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

We have incurred net losses in the past and may incur losses in the future.

Although we have been profitable in 2020, 2019 and 2018, we incurred net losses during 2017 and 2016. Our ability to maintain or increase profitability in the future depends in part on the following factors: the economic health of the global economy, including the potential effects of the COVID-19 pandemic; the rate of growth of, and changes in technology trends in our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies and deliver new solutions in a timely manner; the competitive position of our products and services; the continued acceptance of our solutions by our customers and in the industries that we serve; and our ability to manage expenses. In the future, it may be necessary to undertake cost reduction initiatives to remain profitable, which could lead to a deterioration of our competitive position. Any difficulties that we encounter as we reduce our costs could negatively impact our results of operations and cash flows. Our revenues may be essentially flat, as we experienced in 2020, may grow at a lower rate than experienced in 2019 and 2018 or may decline as they did in 2016, which would negatively impact our results of operations and cash flows. We cannot assure you that we will remain profitable.

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

A slowdown in the growth of the cyber security and application delivery solutions market would reduce our addressable market and solutions sales.

The cyber security and application delivery market in which we operate is rapidly evolving, and we cannot assure you that it will continue to develop and grow. In addition, we cannot assure you that our solutions and technology will keep pace with the changes to this market. Market acceptance of cyber security and application delivery solutions may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for cyber security and application delivery solutions does not continue to grow, or grows in a slower pace than expected, we may not be able to sell enough of our solutions to maintain or increase our profitability.

If the market for our cloud-based solutions does not continue to develop and grow, we may incur capital and operation losses.

As we continue to expand our cloud-based solution offerings, our investments, both capital and operational, in our cloud business increase. We cannot assure you that sales of our cloud-based solutions will continue to develop and grow. In addition, we cannot assure you that our services and technology will keep pace with the changes in this market. Specifically, the emergence of alternative solutions, such as those offered by Amazon Web Services, Inc. (AWS), Microsoft Azure or Google public cloud, may negatively affect sales of our solutions.

Our success depends on our ability to attract, train and retain highly qualified personnel.

Our products and services require a sophisticated technology, marketing and sales expertise. Accordingly, we need highly trained research and development, sales, marketing, technical, customer support, operations and IT personnel. Competition for such qualified personnel, especially in the cyber security domain, is intense. Consequently, we may not be able to hire or retain sufficient personnel to support our business operations or, if we do, we may be required to offer increased compensation to attract such employees, which could have a material adverse effect on our business, financial condition and results of operations.

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

As part of our business strategy, we may invest in or acquire complimentary businesses, technologies or assets or enter into joint ventures or other strategic relationships with third parties. Past acquisitions have caused, and future acquisitions may cause, us to assume liabilities, incur acquisition-related costs, incur amortization expenses or realize write-offs on assets no longer being used or phased out. In addition, the future valuation of these acquisitions may decrease from the market price paid by us, which could result in the impairment of our goodwill and other intangible assets associated with the relevant acquired assets. Moreover, our operation of any acquired or merged businesses, technologies or assets could involve numerous risks, including:

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

We cannot be certain that any past or future acquisitions or mergers will be successful. If the operation of the business of any future acquisitions or mergers disrupts our operations, our results of operations may be adversely affected, and even if we successfully integrate the acquired business with our own, we may not receive the intended benefits of the acquisition. In addition, our pursuit of potential acquisitions may divert our management’s attention from our core business and require considerable cash outlays at the expense of our existing operations, whether or not such transactions are consummated. For example, the technology we acquired as part of our acquisition of Seculert Ltd., developed, in our case, into technology designated to mitigate cloud native attacks and risks and is now our new CNP. A failure of any acquisitions or product developments to produce increased revenues could have a material adverse effect on our operations and profitability.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•

A large portion of our expenses in Israel, principally salaries and related personnel expenses, are paid in NIS, whereas most of our revenues are generated in U.S. dollars. When the dollar is weak, our foreign currency-denominated expenses will be higher, whereas if the dollar is strong, our foreign currency-denominated expenses will be lower. If the NIS strengthens against the U.S. dollar, the dollar value of our Israeli expenses will increase and may have a material adverse effect on our business, operating results and financial condition;

•

A portion of our international sales are denominated in currencies other than U.S. dollars, such as Euros, thereby exposing us to currency fluctuations in such international sales transactions;

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

We generally do not engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate fluctuations. Consequently, we are exposed to risks related to changes in currency exchange rates and fluctuations of exchange rates, any of which could have a material adverse effect on our business, financial condition and results of operations. Even if we enter into hedging transactions in the future, they may not effectively protect us from currency exchange rate risks. For a further discussion of the impact on currency exchange rates on our business, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

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

Our success depends, in part, upon the protection of our proprietary software installed in our products, our trade secrets and trademarks. We seek to protect our intellectual property rights through a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others. In the United States and several other countries, we have registered or acquired trademarks. In addition, we have registered patents in the U.S. and have pending patent applications and provisional patents in connection with several of our products’ features.

The protective steps we have taken may be inadequate to deter infringement upon our intellectual property rights or misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. Failure to adequately protect our intellectual property rights could devalue our proprietary content, impair our ability to compete effectively and eventually harm our operating results. Furthermore, defending our intellectual property rights, either by way of initiating intellectual property litigation or defending such, could result in the expenditure of significant financial and managerial resources. Moreover, any adverse outcome of litigation proceedings, could impact the value of our proprietary technology and have additional significant financial impacts, which may harm our operating results.

Our products may infringe on the intellectual property rights of others.

Third parties may assert claims that we have violated a patent, trademark, copyright or other proprietary intellectual property right belonging to them. As is characteristic of our industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in significant costly litigation or arbitration and divert the attention of technical and management personnel. For example, see the discussion in Item 8 “Financial Information–Consolidated Statements and other Financial Information–Legal Proceedings.” Any adverse outcome in litigation alleging infringement could require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. An unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business, reputation and operating results.

Laws, regulations and industry standards affecting our business are evolving, and unfavorable changes could harm our business.

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

For example, in the European Economic Area (EEA), we are subject to the General Data Protection Regulation 2016/679 (GDPR) and in the United Kingdom, we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018 (UK DP Laws), in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA member states and the United Kingdom, impose a strict data protection compliance regime. Our compliance with GDPR and UK DP Laws, as well as other data privacy laws around the world, evolving regulations of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations, has required and will continue to require us to invest significant resources.

Furthermore, laws, regulations and industry standards are subject to constant and, at times, drastic changes that, particularly in the case of industry standards, may arrive with little or no notice, and these could either help or hurt the demand for our solutions. If we are unable to adapt our solutions to changing laws, regulations and industry standards in a timely manner, or if our solutions fail to assist our customers with their compliance initiatives, our customers may lose confidence in our solutions and could switch to competing solutions. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. These recent developments may require us to review and amend the legal mechanisms by which we make and/ or receive personal data transfers to/ in the U.S. It also causes us to look at our operations and review our data flows to ensure we can continue to meet clients’ increasing requests for data to remain in-country or in-region. At the same, time, if, contrary to this trend, regulations and standards related to cyber security are changed in a manner that makes them less onerous, our customers may view government and industry regulatory compliance as less critical to their businesses, and our customers may purchase fewer of our solutions, or none at all. In either case, our sales and financial results would suffer.

Some of our solutions contain “open source” and third-party software, and any failure to comply with the terms of one or more of these open source and third-party software licenses could negatively affect our business.

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

In addition, some of our solutions include other software or intellectual property licensed from third parties. This exposes us to risks over which we may have little or no control. There can be no assurance that the licenses from such third-party licensors will continue to be available to us on acceptable terms, if at all. In addition, while we believe we are compliant with the terms of our third-party licenses, such licensors may still assert that we are in breach of the terms of a license, which could give such licensors the right to terminate a license or seek damages from us, or both. Our inability to maintain such licenses or the need to engage in litigation regarding these matters, could result in delays in releases of new products, and could otherwise disrupt our business, unless and until equivalent technology can be identified, licensed or developed at substantially the same costs to us.

An increasing amount of intangible assets and goodwill on our books may in the future lead to significant impairment charges.

The amount of goodwill and intangible assets on our consolidated balance sheets was, as of December 31, 2020, approximately $53.7 million. We regularly review our intangible and tangible assets, including goodwill, for impairment. Goodwill and acquired research and development not yet ready for use are subject to impairment review at least annually. Other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing has led to, and may in the future lead to, significant additional impairment charges.

Additional tax liabilities, including due to tax positions we took, could materially adversely affect our results of operations and financial condition.

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

In recent years, we have seen changes in tax laws resulting in an increase in applicable tax rates, especially increased liabilities of corporations and limitations on the ability to benefit from strategic tax planning, with these laws particularly focused on international corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and have a material adverse effect on our results of operations and financial condition. For example, the Organization for Economic Cooperation and Development, or the OECD, an intergovernmental organization that aims to promote the economic and social well-being of people around the world, introduced the base erosion and profit shifting (BEPS) project. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, if adopted by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict with accuracy the magnitude of any impact that such new rules may have on our financial results. The U.S. and Israel, among other countries in which we have operations, are members of the OECD.

The adoption of the tax reform and the enactment of additional legislation changing the United States taxation of international business activities could materially impact our financial position and results of operations.

On December 22, 2017, the Tax Cuts and Jobs Act (the "TCJA") that significantly reforms the Code was enacted. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of certain expenses, restricts the use of net operating loss carryforwards arising after December 31, 2017, and allows for the expensing of capital expenditures.

As part of our compliance with the changes pursuant to the TCJA, we made adjustments to our provision for income taxes in 2017 and other items impacted by the TCJA.

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

We maintain substantial balances of cash and liquid investments as strategic assets for purposes of acquisitions and general corporate purposes, including share repurchases. Our cash, cash equivalents, short- and long-term bank deposits and marketable securities totaled $448.8 million as of December 31, 2020, compared with $427.7 million as of December 31, 2019. The performance of the capital markets is the primary factor that affects the values of funds that are held in marketable securities. While we believe we have taken a conservative approach in our investments, by investing the majority of our debt marketable securities portfolio at securities that are rated A- or higher, these assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly, including, without limitation, by the economic effects of the COVID-19 pandemic.

Financial income is a component of our net income and the outlook for our financial income is dependent, in part, on the future direction of interest rates, exchange rates, the amount of any share repurchases or acquisitions that we make and the amount of cash flows from operations that are available for investment. For example, for the years ended December 31, 2020 and 2019, we had $7.8 million and $8.8 million, respectively, of net financial income, that was primarily derived from the value of our investments. The performance of the capital markets affects the values of our funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns. Due to certain market developments, including investments’ rating downgrades, the fair value of these investments may decline. If market conditions continue to fluctuate, the fair value of our investments may be impacted accordingly. Although our investment guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility.

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

In terms of credit risk, our investment portfolio policy is ”buy and hold,” while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate bonds and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if turmoil in the financial markets reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income (loss) during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income (loss), our reported net income would have increased by $1.5 million during the year ended December 31, 2020 and would have increased by $1.1 million during the year ended December 31, 2019. Any significant decline in our financial income or the value of our investments as a result of continued low interest rates, deterioration in the credit worthiness of the securities in which we have invested, general market conditions or other factors, could have an adverse effect on our results of operations and financial condition.

We rely on information systems to conduct our businesses, and failure to protect these systems against security breaches and otherwise to implement, integrate, upgrade and maintain such systems in working order could have a material adverse effect on our results of operations, cash flows or financial condition.

The efficient operation of our businesses depends on our computer hardware and software systems. For instance, we rely on information systems to process customer orders, manage accounts receivable collections, manage accounts payable processes, track costs and operations, maintain client relationships and accumulate financial results. Despite our implementation of industry-accepted security measures and technology, our information systems are vulnerable to, and have been in the past subject to, computer viruses, attempts to insert malicious codes, unauthorized access, phishing efforts, denial-of-service attacks and other cyber-attacks, and we expect to be subject to similar attacks in the future as such attacks become more sophisticated and frequent. A breach of our information systems could result in decreased performance, operational difficulties and increased costs, any of which could have a material adverse effect on our business and operating results.

Major disruptions or deficiencies of our information systems could disrupt our operations and cause unanticipated increases in our costs.

In the past few years, we have invested significant capital and human resources in a project for a company-wide sales, operations and services support systems. We intend to continue our investment in capital and human resources to further improve and implement our information systems. Any major disruptions or deficiencies in the design and implementation of our information systems, particularly those that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, timely report our financial results and otherwise run our business.

Risks Related to the Market for Our Ordinary Shares

Yehuda Zisapel, our chairman of the board, Nava Zisapel, and Roy Zisapel, our President, Chief Executive Officer and director, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

As of April 15, 2021, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned approximately 3.61% of our outstanding ordinary shares; Nava Zisapel, beneficially owned approximately 6.45% of our outstanding ordinary shares; and their son, Roy Zisapel, our President, Chief Executive Officer and director, beneficially owned approximately 3.03% of our outstanding ordinary shares (see Item 6.E “Share Ownership”). As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

Provisions of our Articles of Association and Israeli law as well as the terms of our equity incentive plan could delay, prevent or make a change of control of us more difficult or costly, which could depress the price of our ordinary shares.

The provisions in our Articles of Association relating to the election of our directors in three staggered classes, to the submission of shareholder proposals for shareholders meetings as well as to the quorum requirement for adjourned shareholder meetings may have the effect of delaying or making an unsolicited acquisition of our Company more difficult. Israeli corporate and tax laws, including the ability of our Board of Directors to adopt a shareholder rights plan without further shareholder approval, may also have the effect of delaying, preventing or making an acquisition of us more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, an Israeli court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our Key Employee Share Incentive Plan (1997), as amended, or the Share Incentive Plan, provides that, in the event of a “Hostile Takeover” (which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares), the vesting of all or a portion of our outstanding equity awards, including stock options, will accelerate, unless otherwise determined by our Board of Directors (or a committee thereof). As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control over us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unwilling to do so because of these provisions.

Our share price has been volatile in the past and may be subject to volatility in the future.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2020 the lowest closing price of our share was $16.87, compared to the highest closing price of our share of $27.75 during the same year. The volatility of our share price may have a negative impact on our financial performance as a result of its negative impact on employee retention. Numerous factors, many of which are beyond our control, may cause the market price and trading volume of our ordinary shares to fluctuate significantly and decrease further, including:

•

operating results that do not meet forecasts by securities analysts;

•

announcements concerning us or our competitors;

•

the introduction of new products and new industry standards;

•

general market conditions and changes in market conditions in our industry;

•

the general state of securities markets (particularly the technology sector);

•

political, economic and other developments in the State of Israel, the U.S. and worldwide, including, for example, the recent COVID-19 pandemic; and

•

any of the events underlying any of the other risks or uncertainties set forth elsewhere in this annual report actually occurs.

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

For our taxable year ended December 31, 2020, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2020 and prior taxable years. The tests for determining PFIC status are applied annually, and require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, the aggregate value of our gross assets is likely to be determined in part by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years. U.S. shareholders should consult with their U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report titled Item 10.E “Taxation—United States Federal Income Tax Considerations.”

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Depending upon the aggregate value and voting power of our ordinary shares that U.S. persons are treated as owning (directly, indirectly, or constructively), we could be treated as a controlled foreign corporation (CFC). Additionally, because our group consists of one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as CFCs, regardless of whether or not we are treated as a CFC. If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “U.S. shareholder” with respect to each CFC in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of a CFC to such U.S. shareholder. If you are treated as a U.S. shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. Additionally, a U.S. shareholder that is an individual would generally be denied certain tax deductions or indirect foreign tax credits that may otherwise be allowable to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are treated as CFCs or whether any investor is treated as a U.S. shareholder with respect to any of such CFC, nor do we expect to furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. U.S. investors should consult their advisors regarding the potential application of these rules to their investment in our ordinary shares.

Risks Related to Operations in Israel

Political, economic and military instability in the Middle East or Israel may harm our business.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility and violence, varying in degree and intensity, has existed between Israel and certain other countries or militant groups in the region as well as, since late 2000, between Israel and the Palestinians. These conflicts have strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Israel faces threats, including cyber threats, from more distant neighbors, such as Iran (which has previously threatened to attack Israel and is believed to have influence over Hamas in Gaza and Hezbollah, a militia and political group operating in Lebanon). This situation may potentially escalate in the future and this instability in the region may affect the global economy and marketplace. We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations.

Furthermore, some of our directors, officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army. They may also be subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence, for a significant period, of one or more of these officers or other key employees due to military service, and any disruption in our operations could harm our business. The full impact on our workforce or business if some of our officers and employees will be called upon to perform military service, especially in times of national emergency, is difficult to predict.

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

Most of our revenues worldwide are denominated in U.S. dollars or are dollar-linked, whereas a portion of our revenues is denominated in other currencies, including NIS. At the same time, a substantial portion of our expenses is incurred in U.S. dollars, but we incur a portion of our expenses, principally salaries and related personnel expenses, in other currencies, mainly in Israel (in NIS), in Europe (in Euros) and in Asia-Pacific (in several local currencies). If the NIS increases in value relative to the dollar, the dollar cost of our operations in Israel will increase and our dollar-measured results of operations will be adversely affected. We cannot provide assurances that we will not be materially adversely affected by exchange rate fluctuations in the future. See also “Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations” above in this section.

The tax benefits we may receive in connection with our approved enterprise, beneficiary or preferred enterprise programs require us to satisfy prescribed conditions and may be terminated or reduced in the future. This would increase taxes and decrease our net profit.

We have in the past benefited, and currently benefit, from certain government programs and tax benefits in Israel. To remain eligible to obtain such tax benefits, we must continue to meet certain conditions. If we fail to comply with these conditions in the future, the benefits we receive could be cancelled, and we may have to pay certain taxes. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all. If these programs and tax benefits are ended, our tax expenses and the resulting effective tax rate reflected in our financial statements may increase and as such our business, financial condition and results of operations could be materially and adversely affected.

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

We have obtained benefits from the Israeli Innovation Authority, that subject us to ongoing restrictions.

We have in the past received, and in the future may apply for, royalty-bearing or non-royalty bearing grants from the Israeli Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry), or the IIA, for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation in Industry, 1984 (formerly known as the Law for Encouragement of Research and Development in Industry, 1984), and the regulations promulgated thereunder, or the Innovation Law. The terms of the IIA grants limit our ability to manufacture products outside of Israel or to transfer technologies in or outside Israel if such products or technologies were developed using know-how developed with or based upon IIA grants. In addition, a change of control in us and the acquisition of 5% or more of our ordinary shares by a non-Israeli may require notification to the IIA and the provision of an undertaking to comply with the Innovation Law, some of the principal restrictions and penalties of which are the transferability limits described above and elsewhere in this annual report.

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

Your rights and responsibilities as a shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. For example, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

As of September 1, 1998, we established Radware Inc., our wholly owned subsidiary in the United States (Radware US), which conducts the sales and marketing of our products and services in the Americas and is our authorized representative and agent in the United States. The principal offices of Radware US are located at 575 Corporate Dr., Lobby 2, Mahwah, New Jersey 07430 and its telephone number is 201-512-9771. We also have several other wholly owned subsidiaries world-wide handling primarily local support and promotion activities.

In September 1999, we conducted the initial public offering of our ordinary shares and our ordinary shares commenced trading on the Nasdaq.

In the past decade we made several acquisitions, including, most recently, the acquisition of Kaalbi Technologies Private Ltd., formerly known as ShieldSquare, an India-based provider of bot mitigation and bot management space, in 2019.

Recent Major Business Developments

For recent major product activities, see Item 4.B “Business Overview—Our Solutions” under the captions “Recent Solution Offering Activities” and “Recent Technology Partnerships Activity.”

For a discussion of our capital expenditures and divestitures, see Item 5.B “Liquidity and Capital Resources - Principal Capital Expenditures and Divestitures.”

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

ii.Our product subscriptions currently consist of the following key subscription-based products:

o

Security Updates Subscription (SUS). Our SUS service consists of periodic updates, emergency updates, and custom filters (which are supported by our own security operations center for vulnerability and exploit detection); security risk assessment; and threat mitigation support services. The service provides immediate and ongoing security updates to protect customers against the latest threats. The service is available for DefensePro and AppWall products. We offer also WAF SUS for Alteon.

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

•

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

•

On-Demand Cloud DDoS Protection Service. This service protects against Internet pipe saturation and is activated when the attack threatens to saturate the organization’s Internet pipe. It is recommended for organizations that are looking for the lowest cost solution and are less sensitive to real-time detection of DDoS attacks.

•

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

o

Cloud Native Protector (CNP) Service. Our CNP service provides protection for applications hosted on AWS and Azure with defenses that are designed to secure the public cloud environment against identity and access abuse, protect against malicious user behavior, and secure the overall security posture of the public cloud environment.

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

o

Technical Account Manager. Our technical account manager (TAM) is a proactive consultant that implements best practices, provides guidance and optimizes networking and application resources.

o

ERT Managed Service. Our Emergency Response Team (ERT) offers a fully managed network and application security service. The service is provided 24/7 by security experts and includes:

o

Attack mitigation. Radware’s ERT maintains a 10-minute SLA to provide organizations under attack with immediate access to security experts.

o

Fully Managed Service. Covering on-premises device installation, tunings, management, upgrading, consulting and immediate attack mitigation for application and network security by experienced professionals.

o

Online Portal and Reporting. The service portal provides visibility to the customer attack status and progress of attack mitigation in real-time.

o

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

Recent Solution Offering Activities

During 2020, our key activities regarding our solution offerings consisted of the following:

•

We released DefensePro Virtual Appliance (VA) for AWS, to offer DDoS protection for AWS workloads. Together with AWS Gateway Load Balancer (GWLB), users benefit from automatic scaling of DDoS attack mitigation regardless of the attack size and without manual configuration. Typical use cases include gaming service protection and web services protection.

•

We added new protections into our DefensePro Attack Mitigation Device: Carpet bombing attack protection and Behavioral-based UDP flood protection. Carpet bombing is a variant of a reflection attack that is more difficult to detect and mitigate. Behavioral-based UDP protection is relevant mainly for gaming site protection, which sites are heavily relying on UDP protocol for the transport later and are extremely sensitive to network delays.

•

We extended our Bot Manager solution to offer API Protection to detect and defend against malicious Bot attacks targeting internet-exposed APIs including IoT, machine-to-machine, web, mobile, and serverless interfaces.

•

We integrated our Bot Manager with our Alteon Application Delivery Controller/Load Balancer. Alteon can now protect web properties from bot-driven attacks.

•

We extended our Cloud Native Protector (CNP) service (formerly called Cloud Workload Protection):

o

We enhanced our CNP compliance engine to support multi cloud environments. Industry compliance standards include: PCI DSS, HIPAA, NIST CSF, SOC2, CIS AWS/Azure Foundation Benchmark.

o

We added a new security posture dashboard that provides comprehensive visibility into both the overall cloud risks associated with workloads hosted on both AWS and Azure and the organization’s cloud security posture.

o

We enriched our CNP attack detection engine to detect cloud native attack vectors and added a new attack simulation tool to proactively harden the security posture.

•

We continued to add features to our Alteon Cloud Control, an ADC controller that provides tools for fast and agile delivery of new applications across various environments, such as on-premise datacenters, private clouds and various public cloud providers. Alteon Cloud Control provides REST APIs to enable smooth integration with DevOps tools and streamline the ADC service lifecycle into DevOps processes, regardless of where the ADC service is required (i.e., private cloud, AWS, Azure, and more). New features added to Alteon Cloud Control include: integrated Web Application Firewall (WAF) with analytics; API security support, and support for deployment in VMware environment.

•

We expanded our cloud security services portfolio to provide native protection for applications running in Microsoft Azure. We offer a new fully managed security service jointly developed with Microsoft Azure, integrating the Azure DDoS mitigation service with Radware’s WAF service, bot manager service, analytics, threat detection and real-time security feeds in a single integrated security portal.

Recent Technology Partnerships Activity

During 2020, our key activities regarding our offerings through technology partners and solution providers consisted of the following:

•

We continued our investment in the OEM agreement with Cisco Systems, Inc. (Cisco) and integrated our Cloud DDoS Protection and Cloud WAF services into Cisco SecureX, Cisco’s unified security platform that offers a single security dashboard for all Cisco and third party security tools.

•

We continued our investment in the OEM agreement with Check Point Software Technologies Ltd. (Check Point) by adding our Bot Manager to the “Check Point powered by Radware” solution portfolio. Our Bot Manager is now available for Check Point customers directly from Check Point’s price list.

•

We partnered with Bharti Airtel (Airtel), India’s largest integrated telecom provider, to offer cloud security services to businesses in India. Airtel will offer Radware’s Cloud DDoS Protection, Cloud WAF, and Bot Manager cloud security services to enterprise customers.

•

We made our Bot Manager service available for Salesforce Commerce Cloud, which expands our exposure to a wide range of eCommerce companies so that they may protect their web properties from bot driven attacks.

(c) Our Competitive Strengths and Growth Strategies

Our Competitive Strengths

Our solutions incorporate proprietary and innovative cyber security and application delivery technologies that help our customers to secure the digital experience for users of business-critical applications. We believe our competitive strengths are based on various elements, including the following:

•

Innovation, Proprietary Technologies and Thought Leadership. We are offering innovative solutions in our domain. We were one of the first companies to offer hybrid attack mitigation solutions; behavioral DDoS attacks detection with automated real-time signature creation for attack mitigation; device fingerprinting technology implementation for Bot-based attacks detection; auto-policy generation for our WAF solution; protection against encrypted attacks without opening the sessions for DDOS protection; and artificial intelligence (AI) to detect attacks targeting workloads in public clouds. We believe this has given us significant expertise, know-how and leadership in the market for cyber-attack mitigation solutions and we take part in many technology communities, standard organizations and open source projects. At the same time, we continue to invest in research and development of cyber security and application delivery technologies in order to introduce new and innovative solutions, which are supported and protected by multiple patents and proprietary rights.

•

Automation. We are offering automated attack detection and mitigation solutions that reduce the total cost of ownership of cyber security solutions, including behavioral analysis technology to detect zero-day DDoS attacks; automated real-time signature creation for DDoS attacks mitigation; intent-based behavioral analysis and machine learning models to detect automated bot attacks; and machine learning (positive security model) to detect zero-day web application attacks.

•

Wide attacks coverage. Our solutions offer a wide coverage against attacks, including mitigation of all four generation of Bot attacks; negative and positive security models to defend against known (OWASP top-10) and zero-day web application attacks (standard solutions cover OWASP top-10 attacks only); advanced DDoS attacks protection such as DNS flood attacks, burst floods, SSL flood attacks and IoT botnets.

•

Industry Awards. We gained multiple industry awards during 2020, including the following:

o

Quadrant Knowledge Solutions - 2020 Bot Management SPARK Matrix - Technology Leader, December 2020;

o

Gartner Critical Capabilities for Web Application and API Protection Report - #1 score in API use case and #1 score in High Security use case, November 2020;

o

Frost & Sullivan - 2020 Indian WAF and Anti DDoS Vendor Company of the Year Award, August 2020;

o

Kuppinger-Cole Analysts - Market Compass for Web Application Firewalls - Radware Kubernetes WAF is Featured for Innovation. February 2020;

o

Forrester research - The Forrester Wave™: Web Application Firewalls - Strong Performer, February 2020.

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

•

Increase our market footprint. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners, such as Cisco, Check Point and Nokia, that provide critical access to certain large customers allowing us to sell our solutions. We intend to further increase our market footprint through collaboration with leading partners.

•

Pursue acquisitions and investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products and/or businesses that enable us to enhance and increase our technological capabilities and expand our product and service offerings.

(d) Sales and Marketing

Sales. We market and sell our products and services primarily through indirect sales channels that consist of distributors and resellers located in North, Central and South America, Europe, Africa, Asia and Australia. In addition, we generate direct sales to select customers mainly in the United States. Our direct sales channels are supported by our sales and marketing managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2020, we had a total of 233 sales and marketing personnel. We have subsidiaries and representative offices and branches in several countries (see Item 4.C “Organizational Structure”), to promote and market our products and services and provide customer support in their respective regions.

Marketing. Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality cyber security and application delivery solutions to help drive demand for our products and services. We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales and leverage sophisticated digital platforms and activity to scale our presence globally. Our marketing initiatives are principally directed at developing brand awareness, optimizing our digital presence, searchability and awareness, generating qualified leads and providing sales and marketing tools to our distributors/resellers to promote sales. We participate in major trade shows and virtual events, regionally based events/seminars and offer support to our distributors and resellers who participate in these events. We also participate in our partners’ events, such as Cisco Live and Checkpoint Experience, to promote our solutions within their audiences. Additionally, we focus on our customer base to deliver an integrated Customer 360 experience including regular communications, facilitating support and training needs, maximize customer lifetime value and developing customer advocacy. We also invest in online and search engine advertising campaigns, global public relations and regionalized field marketing campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, OEMs, VARs, GSIs and other companies that have formed strategic alliances with us.

(e) Customers and End-Users

With the exception of our limited direct sales to selected customers, we sell our products and services through distributors or resellers who then sell our products and services to end users.

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

In 2020, approximately 46% of our revenues were in the North, Central and South America (principally in the United States), 31% were in Europe, Middle East and Africa (EMEA) and 23% in Asia-Pacific, compared to 42%, 30% and 28%, respectively, in 2019, and 44%, 32% and 24%, respectively, in 2018. Other than the United States, which accounted for 37% of our total revenues in 2020, no other single country accounted for more than 10% of our revenues for 2020.

In 2020, approximately 53% of our revenues derived from product sales and 47% derived from service sales, compared to 53% and 47% respectively in 2019 and 50% and 50%, respectively in 2018. This reflects an increase in our cloud and product subscriptions as well as in our hardware-based products in 2020 and 2019 as compared to 2018.

In 2020, approximately 71% of our revenues derived from the enterprise market and 29% derived from the carrier market, compared to approximately 68% and 32%, respectively, in 2019 and 69% and 31%, respectively, in 2018.

As of December 31, 2020, 2019 and 2018, no single customer accounted for more than 10% of our revenues.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see “Item 5.A– “Operating Results.”

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

(g) Customer Support Services

Our technical support team, which consisted of 301 employees worldwide as of December 31, 2020, supports our sales force during the sales process, assists our customers, resellers and distributors with the initial installation, set-up and ongoing support of our products, and trains them on how to best use our solutions. The technical support team also assists with service onboarding processes and provides training to end users of our services. In addition, our technical team trains and certifies our distributors and resellers to provide limited technical support in each of the geographical areas in which our products are sold and is directly responsible for remote support. Our Certainty Support Program offerings allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third-party contractors.

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

As of December 31, 2020, our research and development staff consisted of 361 employees and 55 subcontractors. Research and development activities take place mainly at our facilities in Israel; Bangalore, India; Vancouver, Canada; and North Carolina, United States as well as by our sub-contractor in Bangalore, India. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Application Security, Infrastructure Security, Application Delivery, Management and Control, Cloud Services and Chief Technology Officer group. Within those groups the organization is divided according to our existing product solutions. Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team. In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to either the Chief Operating Officer or the Chief Technology Officer.

See also below under "Government Regulations – Israeli Innovation Authority.”

(i) Manufacturing and Suppliers

Our quality assurance testing, final integration, packaging and shipping operations as well as part of our final assembly activities are primarily performed at our facility in Jerusalem, Israel. All of our products are Underwriters Laboratories (UL) and ISO 9001:2008 compliant and some of them have also achieved industry certifications.

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

We primarily rely on three ODMs to manufacture and to supply our hardware platforms, whereby, in 2020, approximately 61% of our direct product costs were from one of these vendors and 20% were from the other vendors. Furthermore, we rely on a related party, a single managed security service provider, to provide us with scrubbing center services required for the provision of our Cloud DDoS Protection Service (see Item 7.B “Managed Security Service Provider (MSSP)—Cooperation Agreement”).

We conduct a business continuity plan (BCP) with all our vendors to ensure an immediate recovery in case of crisis that might jeopardize the supply of our products and services. For example, in order to overcome the risk of not meeting the committed SLA to our customers due to importation blocking in different countries associated with the outbreak of the COVID-19 pandemic, we had allocated sufficient inventory that was sent directly from the ODM vendors to worldwide warehouses to be shipped to customers, when needed, at the destination country, rather than being shipped from Israel. However, if we are unable to continue to acquire those platforms or components from these platform manufacturers and vendors on acceptable terms, or should any of these suppliers cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, although we believe we have levels of inventory that will assist us to transition to alternate suppliers smoothly.

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

We have registered trademarks for, among others, Radware®; Radware Logo:

®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; Triangulation®; SmartNat®; StringMatch Engine®; Web Server Director®; Fireproof®; SecureFlow®; APSolute Vision®; vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; TeraVIP®; Virtual Director®; DefensePipe®; CyberStack®; Virtual DefensePro®; VADI® (Virtual Application Delivery Infrastructure); ShieldSquare® and the ShieldSquare Logo: ®; and we have non registered trademarks for, among others, ADC-VX™ and Inflight™. We own registered U.S. copyrights in all of our primary software product lines.

We have registered patents in the United States and Canada for, among others, our triangle redirection method used for the global load balancing in our AppDirector product; our mechanism for efficient management and optimization of multiple links used in our LinkProof product; our method for load balancing by global proximity used in our AppDirector product; our method for controlling traffic on links between autonomous Border Gateway Protocol (BGP) systems; the stateful distribution of copied SSL traffic; the transparent inspection of encrypted client traffic; the activation of multiple virtual services on a switching platform; the behavioral analysis and detection of zero-day and DoS network attack patterns; a new way for network edge DDoS and network anomalies protection in our DefensePro product; our hypertext transfer protocol (HTTP) and keyless HTTPS attack mitigation behavioral mechanisms in our DefensePro; our domain name service floods behavioral protection; our web and API application protection, including our new block-chain based methods for addressing automated threats (for public-facing services) and advanced threats (for private or authenticated services); a geographically based traffic distribution; a generic proximity based site selection for global load balancing; an internal hardware connectivity plane architecture; a specific proximity based site selection for global load balancing of HTTP transactions implemented in our Alteon products; and additional patents in the software-defined networking (SDN) field, around a new concept of cyber control and automation for our DefenseFlow product.

We have pending patent applications and provisional patents in connection with several methods and features used in our products or that we plan to implement in the future. These applications may not result in any patent being issued, and, even if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. See “Item 8 “Financial Information–Consolidated Statements and other Financial Information–Legal Proceedings” for a discussion of intellectual property litigation. Our competitors may be able to design around a patent we receive, and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.

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

Our principal competitors are:

•

DDoS Mitigation: Akamai Technologies, Inc., or Akamai, Imperva Inc., or Imperva, and Netscout Systems, Inc.

•

Web Application Firewalls: Akamai, Imperva, Cloudflare, Inc., F5 Networks, Inc., or F5, and AWS

•

Application Delivery: F5, A10 Networks, Inc. and Citrix Systems, Inc.

We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may also form alliances with or acquire competing providers of application delivery or application and network security solutions and emerge as significant competitors.

We are seeing new types of competitors from within the public cloud providers – as more companies rely on these environments to host their services and applications, these vendors start providing cyber security solutions that are typically fairly basic and customized for their own environment. As we see more and more companies relying on more than one public cloud vendor, we expect to see additional competitors and rapid evolution of solutions and offerings.

An increase in competition may lower prices and reduce demand and margins as well as increase costs associated with sales and marketing to maintain or increase market share; which, in turn, may impair our ability to increase profitability. Furthermore, the dynamic market environment, as illustrated by the above acquisitions, poses a challenge in predicting market trends and expected growth. We believe that our success will depend primarily on our continued ability to provide more technologically advanced and cost-effective application delivery and cyber security solutions; and more responsive customer service and support, than our competitors. However, we cannot assure you that all of the products and services we offer in our portfolio will compete successfully with similar competitor solutions. Furthermore, should competition intensify, we may have to reduce the prices of some of our products and services and, where possible, accelerate investments in delivering advanced innovative solutions which will negatively impact our business and financial condition. See also above under “Business Overview–Our Competitive Strengths and Strategies.”

(l) Government Regulations

Data Privacy and Data Protection Laws

Our activities in the cyber security market require that we comply with laws and regulations in the area of data privacy and data protection governing the collection, use, retention, sharing and security of personal data. For example, the GDPR and UK DP Laws (each as referenced above), include operational requirements for companies that receive or process personal data of residents of the European Union and the UK, and non-compliance will result in significant penalties. Many other countries in which we operate have their own data protection and data security laws that we need to comply with in collecting, utilizing, or otherwise processing personal data from our customers and/or visitors to their websites and others.

Environmental and Security Management Regulations

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. The “RoHs” and RoHs II Directives require products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances. Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive) requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products. We believe we are currently in compliance with the RoHs and WEEE regulations, ISO 14001 standards (regrading Environmental Management Systems), ISO/IEC 27001:2013 and ISO 27032: 2012 standards (both in regard to Information Security Management System), ISO 28000 (Supply Chain Security management) and OHSAS 18001:2007 (Occupational Health and Safety Management).

Israeli Innovation Authority

From time to time, eligible participants may receive grants under programs of the IIA. This governmental support is conditioned upon the participant’s ability to comply with certain applicable requirements and conditions specified in the IIA’s programs and the Innovation Law.

Under the Innovation Law, research and development programs that meet specified criteria and are approved by the Research Committee of the IIA are eligible for grants usually of up to 50% of certain approved expenditures of such programs, as determined by said committee.

The Innovation Law provides that know-how developed under an approved research and development program or rights associated with such know-how (1) may not be transferred to third parties in Israel without the approval of the IIA (such approval is not required for the sale or export of any products resulting from such research or development) and (2) may not be transferred to any third parties outside Israel, except in certain special circumstances and subject to the IIA’s prior approval, which approval, if any, may generally be obtained, subject to payment of a transfer fee pursuant to which the grant recipient pays to the IIA a portion of the sale price paid in consideration for such IIA-funded know-how; or a portion of the consideration paid in respect of licensing the IIA-funded know-how, as the case may be (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest). Under certain circumstances, such as in the event that the grant recipient receives know-how from a third party in exchange for its IIA-funded know-how, such transfer fee may not apply.

The Innovation Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires the grant recipient and its controlling shareholders and foreign interested parties to notify the IIA of any change in control of the recipient or a change in the holdings of the means of control of the recipient and requires a non-Israel interested party to undertake to the IIA to comply with the Innovation Law. In addition, the rules of the IIA may require additional information or representations in respect of certain of such events. For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify us that it has become an interested party and needs to sign an undertaking to comply with the Innovation Law.

The Israeli authorities have indicated in the past that the government may further reduce or abolish the IIA grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

In 2020, 2019 and 2018, we were qualified to participate in three projects funded by the IIA to develop generic technology relevant to the development of our products. We were eligible to receive grants constituting between 30% and 50% of certain research and development expenses relating to these projects. The grants under these projects are not required to be repaid by way of royalties. Grants for the years ended December 31, 2020, 2019 and 2018 were $0.9 million, $0.9 million and $0.7 million, respectively.

C.Organizational Structure

We have a wholly owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products and services in the United States. We also have subsidiaries in other countries, most of which typically conduct sales and marketing of our products and services in their respective locations. We have also established representative offices in Taiwan. Our subsidiaries include:

Name of Subsidiary	Place of Incorporation
Radware Inc.	New Jersey, United States
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Kaalbi Technologies Limited Ltd.	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*	Israel
Radware Canada Holdings Inc.	Canada
Radware Iberia, S.L.U.	Spain
Edgehawk Security Ltd.	Israel

* We own 91% of this subsidiary, which ceased its activities since 2017. All other listed subsidiaries are wholly owned.

Yehuda Zisapel, one of our co-founders and shareholders, is the Chairman of our Board of Directors and the father of Roy Zisapel, our President, Chief Executive Officer and director. Yehuda Zisapel, his brother, Zohar Zisapel, and Nava Zisapel are founders, directors and/or shareholders of several other companies which, together with our Company and our subsidiaries listed above, are known as the RAD-Bynet Group. These companies include, among others:

AB-NET Communications Ltd.	Ceragon Networks Ltd.	RADWIN Ltd.
Binat Business Ltd.	Internet Binat Ltd.*	SecurityDam Ltd.*
BYNET Data	Nuance Hearing Ltd.	Silicom Ltd.*
Communications Ltd.*	Packetlight Networks Ltd.
CloudRide Ltd.*	RAD-Bynet Properties and Services (1981) Ltd.*
BYNET Electronics Ltd.*	Radbit Computers, Inc.
BYNET SEMECH (outsourcing) Ltd.*	RADCOM Ltd.
Bynet Software Systems Ltd.	RAD Data Communications Ltd.*
Bynet System Applications Ltd.*	Radiflow Ltd.

* a RAD-Bynet Group company with whom we currently transact business

The RAD-Bynet Group also includes several other holdings, real estate companies, biotech and pharmaceutical companies and the above list does not constitute a complete list of all entities within the RAD-Bynet Group or of all the holdings of Messrs. Yehuda and Zohar Zisapel.

Members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products and services. See also Item 7.B “Related Party Transactions.”

D.Property, Plants and Equipment

General. We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $6.0 million in 2020.

We believe that the following offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 108,000 square feet of leased office space in Tel Aviv, Israel, in two buildings: one building, consisting of approximately 40,000 square feet, plus storage and parking space, and the second building, consisting of approximately 68,000 square feet, plus parking spaces. Both buildings have leases that expire in June 2030 (with one of the two buildings having a termination option by us in June 2025 by way of prior notice) and are leased from, among others, affiliated companies owned by Yehuda, Nava and/or Zohar Zisapel, as applicable. For more information, see Item 7.B “Related Party Transactions.”

In addition, we lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Yehuda and Nava Zisapel. The lease expires in July 2025. We also sublease approximately 15,000 square feet for manufacturing facilities in Jerusalem, Israel, from an affiliated company owned by Yehuda, Nava and Zohar Zisapel. The lease expires in July 2022. For more information, see Item 7.B “Related Party Transactions.”

Other locations. In the United States, we lease approximately 16,900 square feet of property in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, from a company controlled by Yehuda, Nava and Zohar Zisapel. The lease expires in December 2025. For more information, see Item 7.B “Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

We began sales in 1997, and currently have nearly 30 local offices, subsidiaries or branches globally across Asia-Pacific, Europe and North, Central and South America.

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

Our revenues are derived from sales of our solutions:

•

We recognize physical product and software-based product revenues when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied), which typically occurs at shipment and we recognize revenues from product and cloud subscriptions, as part of the product revenues, ratably over the subscription period.

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

In the years ended December 31, 2020, 2019 and 2018, revenues derived from sales of the Company’s products and product subscriptions constituted approximately 53%, 53% and 50%, respectively, of our total revenues, with the remaining revenues being derived from services.

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

Our management believes that the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•

Revenue recognition;

•

Deferred contract costs;

•

Investment in marketable securities;

•

Goodwill;

•

Stock-based compensation; and

•

Income taxes.

Revenue Recognition. We recognize revenues in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (ASC 606). As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

Our solutions are sold partially through distributors and resellers, all of which are considered end-users.

Our arrangements typically contain various combinations of our products and subscriptions and PCS, which are distinct and are accounted for as separate performance obligations. We allocate the transaction price to each performance obligation based on its relative standalone selling price (SSP). If the SSP is not observable, we estimate the SSP taking into account available information such as geographic specific factors and internally approved pricing guidelines related to the performance obligation. For PCS, we determine the standalone selling price based on renewals.

Deferred revenues include unearned amounts received under post-contract customer support and subscription agreements and are classified as short- and long-term based on their contractual term. Deferred revenue amounts which represent uncollected amounts are offset against account receivables.

We record a provision for estimated sale returns, credits and stock rotation granted to customers on our products in the same period that the related revenues are recorded in accordance with ASC 606. These estimates are based on historical sales returns, stock rotations and other factors known to us. Such provisions amounted to $2.7 million as of December 31, 2020 and 2019.

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

As of December 31, 2020, and 2019, the amount of deferred sales commission was approximately $20.9 million and $15.6 million, respectively, and is included in other long-term assets on the balance sheets.

As of December 31, 2020, and 2019, we recorded amortization expenses in connection with deferred sales commissions in the amount of approximately $9.9 million and $8.6 million, respectively.

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

In 2020, we adopted ASU 2016-13, Topic 326 "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments" which modified the other than temporary impairment model for available for sale debt securities. Available-for-sale securities are periodically evaluated for unrealized losses. For unrealized losses in securities that we intend to hold and will not more likely than not be required to sell before recovery, we further evaluate whether declines in fair value below amortized cost are due to credit or non-credit related factors. We consider credit related impairments to be changes in value that are driven by a change in the creditor's ability to meet its payment obligations and record an allowance and recognize a corresponding loss in financial income, net when the impairment is incurred. Unrealized non-credit related losses and unrealized gains are reported as a separate component of accumulated other comprehensive income in our consolidated balance sheets until realized. Realized gains and losses on sale of marketable securities are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net. During the year ended December 31, 2020, no credit loss impairments have been identified.

Goodwill. Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 “Intangibles – Goodwill and Other” (ASC 350), goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative goodwill impairment test. If the entity elects not to use this option, or if the entity determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the entity prepares a quantitative analysis to determine whether the carrying value of a reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the entity recognizes an impairment of goodwill for the amount of this excess.

We operate in one operating segment, and this segment comprises our single reporting unit. We conduct our annual test of impairment for goodwill on December 31st of each year, or more frequently if impairment indicators are present. No impairment was recorded during 2020, 2019 and 2018.

Stock-based compensation. We account for stock-based compensation in accordance with ASC 718, “Compensation-Stock Compensation” (ASC 718). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of income (loss).

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

We selected the Black-Scholes-Merton option pricing model to account for the fair value of our stock-options awards with only service conditions and whereas the fair value of the restricted share awards is based on the market value of the underlying shares at the date of grant. During 2020 and 2019, we granted potential shares to be issued for performance share awards, subject to a market condition based on the performance of the Company’s stock price, to our President and Chief Executive Officer. The fair value of this award was determined using a Monte Carlo simulation methodology. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award and calculates the fair value of each award.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2020 and 2019 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 14 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “Results of Operations—Taxes” below.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2020, 2019 and 2018, including the following tables, which present selected financial information in dollars and as a percentage of total revenues, are based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2020	2019	2018
	(U.S. $ in thousands)
Revenues:
Products	$132,934	$133,605	$118,062
Services	117,093	118,467	116,342
	250,027	252,072	234,404
Cost of revenues:
Products	34,645	35,056	30,803
Services	10,439	10,118	10,872
	45,084	45,174	41,675
Gross profit	204,943	206,898	192,729
Operating expenses, net:

Research and development, net	66,836	61,841	57,674
Sales and marketing	113,015	109,556	111,386
General and administrative	18,924	18,584	16,145
Total operating expenses	198,775	189,981	185,205
Operating income	6,168	16,917	7,524
Financial income, net	7,796	8,792	7,274
Income before taxes on Income	13,964	25,709	14,798
Taxes on income	4,328	3,143	3,063
Net income	9,636	22,566	11,735

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of our total revenues:

	2020	2019	2018
Revenues:
Products	53%	53%	50%
Services	47	47	50
	100	100	100
Cost of Revenues:
Products	14	14	13
Services	4	4	5
	18	18	18
Gross profit	82	82	82
Operating expenses, net:

Research and development, net	27	25	25
Sales and marketing	45	43	47
General and administrative	8	7	7
Total operating expenses	80	75	79
Operating income	2	7	3
Financial income, net	3	3	3
Income before taxes on Income	6	10	6

Taxes on income	(2)	(1)	(1)
Net income	4%	9%	5%

Comparison of Years Ended December 31, 2020, 2019 and 2018

Revenues.

Our revenues are derived from sales of our solutions. Revenues from physical products and software-based products are recognized when control of the promised goods is transferred to the customer, either upon shipment or when the product is delivered, depending on the commercial terms of each transaction. Revenues from product subscriptions and cloud subscriptions are recognized ratably over the subscription period. Revenues from post-contract customer support, which represent mainly help-desk support, unit repairs or replacements, professional services and ERT services are recognized ratably over the contract period. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies – Revenue Recognition” above.

The following table provides a breakdown of our revenues by type of revenues both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

(US$ in thousands)	2020		2019		2018		% Change 2020 vs. 2019	% Change 2019 vs. 2018
Products	132,934	53%	133,605	53%	118,062	50%	(1)%	13%
Services	117,093	47%	118,467	47%	116,342	50%	(1)%	2%
Total	250,027	100%	252,072	100%	234,404	100%	(1)%	8%

The following table shows a breakdown of our total revenues by geographical distribution both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

(US$ in thousands)	2020		2019		2018		% Change 2020 vs. 2019	% Change 2019 vs. 2018
North, Central and South America (principally the United States)(*)	114,415	46%	106,429	42%	102,491	44%	8%	4%
EMEA (Europe, the Middle East and Africa)	78,361	31%	75,275	30%	75,750	32%	4%	(1)%
Asia-Pacific	57,251	23%	70,368	28%	56,163	24%	(19)%	25%

Total	250,027	100%	252,072	100%	234,404	100%	(1)%	11%

(*) For the years ended December 31, 2020, 2019 and 2018, our revenues from the United States were $93.7 million, $85.4 million and $83.0 million, respectively, representing 37%, 34% and 35% of total revenues for these years, respectively.

Revenues in 2020 were $250.0 million compared with revenues of $252.1 million in 2019, a decrease of 1%. The decrease in revenues was primarily due to a decrease in maintenance revenues as described in more detail below.

Revenues in 2019 were $252.1 million compared with revenues of $234.4 million in 2018, an increase of 8%. The increase in revenues was primarily due to an increase in our product subscriptions, hardware-based products and service subscriptions revenues as described in more detail below.

In 2020, our product revenues were $132.9 million, approximately the same level as in 2019, reflecting an increase in product subscriptions, offset by a decrease in our hardware-based products. In 2019, our product revenues increased by 13% to $133.6 million, compared to $118.1 million in 2018. This increase in product revenues is mainly attributed to an increase in our product subscriptions as well as in our hardware-based products.

In 2020, our service revenues were $117.1 million, a 1.2% decrease compared to 2019, reflecting a decrease in maintenance revenues, partially offset by an increase in service subscriptions. In 2019, our service revenues increased by 2% to $118.5 million, compared to $116.3 million in 2018. This increase in service revenues is mainly attributed to service subscriptions increasing by over 100%, partially offset by a decrease in maintenance revenues.

During 2020, our revenues from the enterprise market increased by 2% to $176.9 million from $172.6 million in 2019, whereas revenues from the carrier market decreased by 8% to $73.1 million from $79.5 million in 2019. During 2019, our revenues from the enterprise market increased by 7% to $172.6 million from $161.9 million in 2018 and revenues from the carrier market increased by 10% to $79.5 million from $72.5 million in 2018.

Our revenues in North, Central and South America increased in 2020 by 8% compared to 2019, mainly due to greater demand for cloud-based security solutions. Revenues from the EMEA region increased in 2020 by 4% compared to 2019. Revenues in the Asia-Pacific region decreased in 2020 by 19% compared to 2019 mainly due to recognition of large appliance deals in 2019.

Our revenues in North, Central and South America increased in 2019 by 4% compared to 2018, mainly due to greater demand for cloud-based security solutions. Revenues from the EMEA region decreased in 2019 by 1% compared to 2018. Revenues in the Asia-Pacific region increased in 2019 by 25% compared to 2018 mainly due to recognition of large appliance deals.

Other than the United States, no other single country accounted for more than 10% of our revenues for the years ended December 31, 2020, 2019 and 2018, other than Germany for the year ended December 31, 2018.

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

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures and as a percentage of the relative product and services revenues:

(US$ in thousands)	2020		2019		2018
Cost of Products	34,645	26.1%	35,056	26.2%	30,803	26.1%
Cost of Services	10,439	8.9%	10,118	8.5%	10,872	9.3%
Total	45,084	18.0%	45,174	17.9%	41,675	17.8%

Cost of products as a percentage of product revenues in 2020 was 26.1%, approximately the same as 2019. Cost of products in 2020 and 2019 included amortization of intangible assets in the amount of $1.9 million and $2.3 million, respectively. Our cost of products as a percentage of product revenues, excluding amortization of intangible assets, represented approximately 24.6% of product revenues in 2020, compared to 24.5% in 2019.

Cost of services as a percentage of service revenues in 2020 was 8.9% compared to 8.5% in 2019.

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

Cost of services as a percentage of service revenues in 2019 was 8.5% compared to 9.3% in 2018.

Operating Expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated as well as the percentage change between such periods:

(US$ in thousands)	2020	2019	2018	% Change 2020 vs. 2019	% Change 2019 vs. 2018
Research and development, net	$66,836	$61,841	$57,674	8%	7%
Selling and marketing	113,015	109,556	111,386	3%	(2)%
General and administrative	18,924	18,584	16,145	2%	15%
Total	$198,775	$189,981	$185,205	5%	3%

Our operating expenses increased by 5% in 2020 to $198.8 million from $190.0 million in 2019. The increase is primarily attributed to personnel costs and related expenses; and stock-based compensation expenses. Such increase was partially offset by the decrease in travel and marketing expenses related to the COVID-19 pandemic.

Research and Development Expenses.

Research and development, or R&D, expenses consist primarily of salaries and related personnel expenses, costs of subcontractors and prototype expenses related to the design, development, quality assurance and enhancement of our solutions, and depreciation of equipment purchased for the development and testing processes. All R&D costs are expensed as incurred. We believe that continued investment in R&D is critical to attaining our strategic product objectives.

R&D expenses were $66.8 million in 2020, an increase of $5.0 million, or 8%, compared with R&D expenses of $61.8 million in 2019. This increase is primarily a result of: (1) $3.1 million due to an increase in personnel costs compared to previous year, driven by the growth in average headcount during 2020, as well as salary raises awarded and other salary related expenses, (2) $1.0 million related to the impact of the weakening of the dollar mainly against the NIS, and (3) a $1.6 million increase in stock-based compensation expenses (see also “Stock-based compensation expenses” below). This was partially offset by a 0.6 million decrease in expenses due to reductions in travel caused by the COVID-19 pandemic.

R&D expenses were $61.8 million in 2019, an increase of $4.1 million, or 7%, compared with R&D expenses of $57.7 million in 2018. This increase is primarily a result of the following: (1) $1.5 million related to the acquisition of ShieldSquare in March 2019; (2) $2.6 million due to salary raises awarded in the beginning of the year, additional headcount and other salary related expenses; and (3) $0.4 million related to the impact of the weakening of the dollar mainly against the NIS. Such increase was partially offset by: (1) $0.3 million of lower stock-based compensation expenses (see also “Stock-based compensation expenses” below); and (2) higher grants received from the IIA during 2019. In 2019, we received $0.9 million in IIA grants compared to $0.7 million in 2018.

Sales and Marketing Expenses.

Sales and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales and marketing of our products and services, operational costs of our offices which are located outside Israel and are engaged in the promotion, marketing and support of our solutions, in addition to the related trade shows, advertising, promotions, web site maintenance and public relations expenses, and amortization of intangible assets.

Sales and marketing expenses were $113.0 million in 2020, an increase of $3.5 million, or 3%, compared with sales and marketing expenses of $109.6 million in 2019. This increase is mainly related to an increase of $10.6 million due to a headcount increase, as well as salary raises and other salary related expenses such as sales incentive commissions. This increase was partially offset by a $ 5.7 million reduction in travel expenses and $1.9 million of lower marketing expenses, each as a result of the COVID-19 pandemic.

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

General and administrative expenses were $18.9 million in 2020, an increase of $0.3 million, or 2%, compared with general and administrative expenses of $18.6 million in 2019. The increase in general and administrative expenses in 2020 was primarily due to an increase of $0.2 million related to personnel costs and related expenses, an increase of $0.2 million related to the impact of the weakening of the USD against the NIS and an increase of $0.6 million related to higher stock-based compensation expenses (see also “Stock-based compensation expenses” below). Such increase was partially offset by a $0.6 million decrease related to fees paid last year to outside consultants primarily related to the acquisition of ShieldSquare and the intellectual property litigation that settled in 2019.

General and administrative expenses were $18.6 million in 2019, an increase of $2.5 million, or 15% compared with general and administrative expenses of $16.1 million in 2018. The increase in general and administrative expenses in 2019 was primarily due to an increase of $0.7 million related to personnel costs and related expenses, an increase of $0.4 million related to services fee due to consultants and other professionals partially related to the acquisition of ShieldSquare, an increase of $0.9 million attributed to higher stock-based compensation expenses (see also “Stock-based compensation expenses” below), and a $0.3 million increase in other general expenses.

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

The following tables summarize the stock options and restricted share units (RSUs) that were granted during the years 2020, 2019 and 2018, and their weighted average grant-date fair value:

Stock options:

	2020	2019	2018

Grants	1,037,444	1,167,458	1,070,850

Weighted average grant-date fair value	4.74	5.54	6.67

RSUs:

	2020	2019	2018

Grants	995,419	776,788	356,160

Weighted average grant-date fair value	22.54	23.41	23.82

Stock-based compensation expenses in 2020 totaled $16.5 million, an increase of $3.5 million, or 27%, compared with expenses of $13.1 million in 2019. The reason for the increase in our stock-based compensation expenses in 2020 is primarily due to the increase in the quantity of RSUs granted throughout 2019 and specifically in the end of the year and therefore the related expense was recorded mainly in 2020.

Stock-based compensation expenses in 2019 totaled $13.1 million, an increase of $0.6 million, or 5%, compared with expenses of $12.5 million in 2018. The reason for the increase in our stock-based compensation expenses in 2019 is primarily due to the fact that the majority of our options and RSUs, which were granted during 2018, were granted towards the end of 2018 and therefore the related expense was recorded mainly in 2019. In addition, the quantities of RSUs that we granted in 2019 were granted early in the year, compared to 2018, and the total number of such awards was higher than the number granted in 2018.

Financial Income, Net.

Financial income, net consists primarily of interest earned on short- and long-term bank deposits, amortization of premiums, accretion of discounts, interest and dividends earned on investments in marketable securities, gain from sale of marketable securities and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Financial income, net was $7.8 million in 2020, compared with $8.8 million in 2019. The net decrease of $1.0 million is primarily attributed to a decrease in interest from our investments due to lower market yield.

Financial income, net was $8.8 million in 2019, compared with $7.3 million in 2018. The net increase of $1.5 million is primarily attributed to an increase of $3.6 million in interest income from investments in marketable securities and short- and long-term bank deposits, partially offset by an increase of $2.1 million in foreign currency exchange losses.

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2020 and 2019 tax years. We elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment, 1959 (the “Investments Law”) as of the 2014 tax year. The election is irrevocable. Under the Preferred Enterprise regime, a preferred income of an enterprise located in the center of Israel is subject to a tax rate of 16%. Pursuant to Amendment 73 to the Investments Law adopted in 2017, a company located in the center of Israel that meets the conditions for “Preferred Technological Enterprises”, is subject to a tax rate of 12%. We believe we meet those conditions.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

Our effective tax rate in 2020 was 31% compared with an effective tax rate of 12% in 2019. The increase in the effective tax rate in 2020 as compared to 2019 is primarily due to the release of a valuation allowance we made in 2019 and the write-off of unused withholding tax balances.

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

Impact of Currency Fluctuations and Inflation

Our financial results may be negatively impacted by foreign currency fluctuations and inflation. Information required by this section is set forth in Item 11 “Quantitative and Qualitative Disclosures about Market Risk” and in Item 3.D “Risk Factors—Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations,” each of which are incorporated herein by reference.

Impact of Governmental Policies

For information on the impact of governmental policies on our operations, see Item 4.B “Business Overview—Government Regulations” and Item 3.D “Risk Factors—Government regulations affecting our business are evolving, and unfavorable changes could harm our business” and “—Risks Related to Operations in Israel.”

Impact of COVID-19

For information on the impact of the COVID-19 pandemic, see Item 5.B “Trend Information—COVID-19 Update.”

Related Parties

We have entered into a number of agreements for the lease of real property and the purchase of certain products and services from certain companies, of which Yehuda Zisapel, Zohar Zisapel and/or Nava Zisapel are co-founders, directors and/or shareholders, that form part of the RAD-Bynet Group. Mr. Yehuda Zisapel, the Chairman of our Board of Directors, and Mr. Roy Zisapel, our President and Chief Executive Officer and a director, hold a majority stake and a minority stake, respectively, in one of these RAD-Bynet Group entities, SecurityDam. Mr. Roy Zisapel also serves as a director of RAD Data Communications Ltd., a company in the RAD-Bynet Group.

We believe that the terms of the transactions in which we have entered with these member entities of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties and are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties. The pricing of the transactions was arrived at based on negotiations between the parties. Members of our management reviewed the pricing of the agreements and confirmed that they were not different in any material respect than that which could have been obtained from unaffiliated third parties.

For more details about these leases and purchases, see below under Item 7.B “Related Party Transactions.”

B.Liquidity and Capital Resources

General

Since our inception, we have financed our operations through a combination of issuing equity securities, including two public offerings in October 1999 and February 2000, research and development and/or marketing grants from the Government of Israel, and cash generated by operations.

The Company’s equity as a percentage of its total assets was 62% on December 31, 2020, compared with 66% at December 31, 2019 and 68% at December 31, 2018.

Cash and cash equivalents, short- and long-term bank deposits and short- and long-term marketable securities were $448.8 million at December 31, 2020, compared with $427.7 million and $401.1 million at December 31, 2019 and 2018, respectively.

Principal Capital Expenditures and Divestitures

Capital expenditures were $8.7 million, $8.2 million and $8.9 million for the years ended December 31, 2020, 2019 and 2018, respectively. These expenditures were mainly comprised of investments in cloud infrastructure, enterprise resource planning (ERP) modules, leasehold improvements, machinery and equipment, computers, lab equipment and testing tools.

We expect to engage in additional capital spending to support possible growth in our operations, infrastructure and personnel. In 2021, we anticipate that the majority of our capital expenditures will be primarily for additional infrastructure to support our cloud-based solutions and for R&D testing, lab equipment and additional investments in new modules for our ERP system.

We did not have any principal divestitures in the past three years.

Working Capital and Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands(:

	2020	2019	2018
Net cash provided by operating activities	$63,865	$52,852	$49,251
Net cash used in investing activities	(14,368)	(50,793)	(85,503)
Net cash provided by (used in) financing activities	(35,477)	(6,511)	16,218

Net cash provided by operating activities for 2020, 2019 and 2018 was $63.9 million, $52.9 million and $49.3 million, respectively. Our net income in 2020, 2019 and 2018 was $9.6 million, $22.6 million and 11.7 million, respectively.

Net cash provided by operating activities was $63.9 million for the year ended December 31, 2020 compared to $52.9 million net cash used in operating activities for the year ended December 31, 2019. The change resulted primarily from an increase of $14.5 million in deferred revenues, increase of $8.5 million in other payables and accrued expenses, a decrease of $8.2 million in trade receivables, net, increase of $3.5 million in stock based compensation and $1.5 million change in deferred income taxes, net. This increase was partially offset by a decrease of $12.9 million in our net income, decrease of $4.5 million in inventories, decrease of $4.2 million in trade payables and decrease of $3.3 million in accrued interest on bank deposits.

Net cash provided by operating activities was $52.9 million for the year ended December 31, 2019 compared to $49.3 million net cash used in operating activities for the year ended December 31, 2018. The change resulted primarily from an increase of $10.8 million in net income, $4.5 million in accrued interest on bank deposits, $4.1 million decrease in inventories, $2.7 million increase in trade payables and $2.4 million increase in other payables and accrued expenses. Such increase was offset by an increase of $10.5 million in other current assets and prepaid expenses and a decrease of $12.2 million in deferred revenues.

Net cash used in investing activities was $14.4 million for the year ended December 31, 2020, a decrease of $36.4 million compared to net cash used in investing activities of $50.8 million for the year ended December 31, 2019. The decrease was due to a net decrease of $24.8 million in investments in short- and long-term deposits and marketable securities, a decrease of $12.2 million in payment for the acquisition of a subsidiary offset by an increase of $0.5 million in capital expenditures and $0.1 million investment in other long-term assets.

Net cash used in investing activities was $50.8 million for the year ended December 31, 2019, a decrease of $34.7 million compared to net cash used in investing activities of $85.5 million for the year ended December 31, 2018. The decrease was due to a net decrease of $46.3 million in investments in short- and long-term deposits and marketable securities and a decrease of $0.7 million in capital expenditures. Such decrease was offset by an increase of $12.2 million due to payment for an acquisition of a subsidiary.

Net cash used in financing activities was $35.4 million for the year ended December 31, 2020, an increase of $28.9 million compared to net cash used in financing activities of $6.5 million for the year ended December 31, 2019. Net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares. In 2020 and 2019, we repurchased ordinary shares in the amount of $45.3 million and $24.5 million, respectively. In addition, proceeds from exercise of stock options decreased by $6.1 million in 2020 and $2.1 million payment of deferred consideration related to the acquisition of Shieldsquare.

Net cash used in financing activities was $6.5 million for the year ended December 31, 2019, compared to net cash provided by financing activities of $16.2 million for the year ended December 31, 2018. In 2019 and 2018, we repurchased ordinary shares in the amount of $24.5 million and $4.3 million, respectively. In addition, proceeds from exercise of stock options decreased by $3.8 million in 2019.

Cash and Cash Equivalents

As of December 31, 2020, we had cash and cash equivalents, including short- and long-term bank deposits and short- and long-term marketable securities, of $448.8 million, compared to $427.7 million as of December 31, 2019 and $401.1 million as of December 31, 2018. As of December 31, 2020, approximately 38%, 17% and 15% of our short- and long-term bank deposits were deposited in Israel with major Israeli banks which are rated AAA, A and BBB+, respectively, as determined by S&P’s Maalot, and the balance of 31% was deposited in the U.S. branch of another major Israeli bank which is rated A, as determined by S&P’s Maalot. As of December 31, 2020, the longest contractual duration of any of our bank deposits was 2.0 years, the weighted average duration of our deposits was 1.50 years, and the weighted average time to maturity was 0.8 years.

Our marketable securities portfolio includes investments in foreign banks and government debentures and in debt securities of corporations. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States. As of December 31, 2020, 46% of our marketable securities portfolio was invested in debt securities of financial institutions and 54% in debt securities of corporations. From a geographic perspective, 53% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 21% was invested in debt securities of European issuers and 26% was invested in debt securities of other geographic-located issuers. As of December 31, 2020, 89% of our marketable securities portfolio was rated A- or higher, 10% was rated BBB or BBB+, and 1% was rated BBB- and BB++, as determined by S&P.

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

Our average quarterly DSO (computed over the four quarters of the year) was 28 days in 2020, compared with 23 days in 2019 and 27 days in 2018. When computed annually, the DSO is 25 days in 2020, down from 33 days in 2019 and 27 days in 2018.

The increase in our average quarterly DSO in 2020 compared to 2019 is mainly due to a higher average quarterly net receivables levels compared to 2019 and reflects a gradual conversion towards the typical payment conditions. The decrease in our annual DSO is mainly due to lower net receivables at the end of the year compared to 2019, as a result of the strong collection of receivables during the last quarter of 2020.

The decrease in our average quarterly DSO in 2019 compared to 2018 is mainly due to the strong collection of receivables during 2019 as a result of the increase in our subscription business where we often collect payments ahead of revenue recognition. Despite our strong collections throughout the year, our annual DSO increased mainly due to the total amount of invoices issued in the last month of the year, which was significantly higher in 2019 than in 2018. Due to the fact that most of these invoices are not collected within the first month of issuance, but only in the following months, our annual DSO increased in 2019 compared to 2018.

Outlook

Our capital requirements depend on numerous factors, including market acceptance of our products and services and the resources we allocate to our operating expenses. Since our inception, we have experienced substantial increases in our expenditures consistent with growth in our operations and personnel, and we may increase our expenditures in the foreseeable future in order to execute our strategy.

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

C.Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2020, we had 361 employees and 55 subcontractors engaged primarily in research and development activities, compared to 358 employees and 57 subcontractors at the end of 2019. For a further discussion of research and development, see Item 5.A “Operating Results.”

For a discussion regarding the benefits provided under programs of the IIA, see Item 4.B “Business Overview—Israeli Innovation Authority.”

D.Trend Information

General

We have identified the following key trends and uncertainties that we believe will materially influence our market, financial condition and the demand for our solutions:

•

Applications are migrating to the public cloud. Organizations therefore require broader overarching protection that encompasses both the enterprise data center and cloud-based applications that can be built and delivered as “lift and shift” and “born-in-the cloud” modes. They also prefer to purchase security services as a subscription, to match the subscription-based consumption of hosting services.

•

Datacenter architecture is changing to include various models such as a physical datacenter, a virtual datacenter, a software defined datacenter, and private or public cloud. New emerging edge clouds coupled with the emerging 5G breakouts and SD-WAN will enable enterprises to leverage their IoT strategy effectively. Many organizations use a mixed infrastructure that includes a combination of one or more of the above. This mixed environment often involves multiple vendors and creates challenges in IT staffing and operational costs, which increase the needs for hybrid cloud services, managed services and modern automated data center technologies.

•

Application infrastructure is changing, from monolithic applications based on the three-tier applications to modern applications and web sites where deployment workflows, front-end built-tools and API-centric architectures are used. The rise of cloud-native ecosystems, increasingly adapting cloud-direct and micro-services architecture packaged as containers, is providing a built-in ’on-demand’ elasticity and availability application infrastructure. This shift in application lifecycle build, deployment and delivery methods is triggered by the need to match the ”cloud clock” for the ever-changing business needs. This enables introducing and running the new generation of cloud-native applications, in a fast, adaptive and more efficient way by interacting with DevOps CICD tools and methods.

•

The above-mentioned cloud-native application delivery opens the door for leakage through the cloud utilizing a new family of attack surfaces, manifested by the fact that the cloud APIs are publicly published and DevOps processes are done from the outside of the cloud “perimeter” (the insider becomes the outsider). “Cloud-native” infiltrations are enabled by the usage of cloud-IAM misconfigurations and or ATO techniques and by various vulnerabilities of publicly exposed web and API interfaces. This creates a need for a new protection posture for permissions hardening, detection (infiltrations and exfiltration) and response tools under new industry categories: CIEM (“Cloud Infrastructure Entitlement Management”), CSPM (“Cloud Security Posture Management”) and CNPP (“Cloud Native Protector Platform”).

•

Organizations’ attack surfaces are increasing due to a changing economy. This was caused by a combination of several forces. Working from home due to COVID-19 required organizations to enable remote access to applications and services that were previously not exposed. The traditional network perimeter has been eliminated, and every home computer or mobile device has become the new perimeter. An increase in the online consumption of goods has accelerated organizations’ move to online services and migration to the cloud. The result is more opportunities for attackers to leverage the increased attack surface.

•

Increasing complexity and intensity of security threats require expertise in identifying the attacks and recommending the right action. Attack delivery is aided by the growing presence of connected devices (IoT) which increases the threat surface against any kind of infrastructure, as well as traffic encryption (dark data) assisting hiding attacks, and attack tools are becoming more sophisticated as hackers use automation and weaponize artificial intelligence. This leads to ever morphing and scalable attack vectors at all levels, from volumetric botnets through web and API-centric attacks, as well as new attack surfaces that utilize Kubernetes-platforms (container orchestration platform of choice). In addition, attack tools are increasingly available to all through the dark net. The mass amount of uncontrolled IoT devices and cloud hosting opens the door for a new generation of botnets and automated bots, hard to classify and block. Most organizations are not able to keep up with these developments with their internal cyber security resources and seek managed security services.

•

Increasing expectations for applications availability and performance, due to the increasing dependence on applications in today’s business world. Businesses are sensitive to the resilience and availability of their applications and given their customers’ expectations of a world class experience can identify a direct commercial impact from a less than optimal performance.

•

The potential effects of the COVID-19 pandemic (see below under “COVID-19 Update”).

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

•

We offer our solutions in a wide array of deployment models (on-premise solutions, managed services, cloud-based solutions, etc.), in order to support various customers’ business models. We believe this flexibility addresses the complexity and diversity of the current application and infrastructure ecosystem.

We believe that the advantages of our offerings, coupled with the above-mentioned industry dynamics and trends, place us in a good position to meet our business plans. Nevertheless, meeting our business plans and implementing our growth strategy, as more fully described under Item 4.B “Business Overview–Our Growth Strategy” above, may not convert into revenues growth in a given period, due to our shift towards subscription-based product sales, where revenues are recognized throughout the subscription period.

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

•

In addition, our customers purchasing decisions are related to the conditions in our industry and in the various regions and geographical markets in which we operate and are tied to the overall IT spending climate. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to such uncertainties. In particular, the recent COVID-19 pandemic may negatively affect economic conditions regionally as well as globally, disrupt operations situated in countries particularly exposed to the contagion, affect supply chains or otherwise negatively impact our business.

•

The other risks and uncertainties we face, as described under Item 3.D “Risk Factors.”

COVID-19 Update

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, and decreased consumer mobility and activity. Our business has been affected in various ways from the COVID-19 pandemic, including the following:

•

Sales and Marketing: During 2020, primarily in the first half of the year, the COVID-19 pandemic negatively impacted our business by causing some delays in purchasing decisions by our customers, and some difficulties in acquiring new customers given travel limitations and limits on in-person interactions with our customers and prospective customers. At the same time, the COVID-19 pandemic caused companies to shift working arrangements to feature remote access and working from home, including expanding their use of hybrid cloud environments and deploying critical applications online, thereby increasing the potential for cyber-attacks on applications and services that were not previously exposed to external internet traffic. This required some of our customers and prospective customers to invest in enabling and securing such remote access and online operations, resulting in an increased demand for our solutions that offset some of the negative impacts described above. During 2020, we also witnessed an increase in the scope and complexity of cyber-attacks. While we are not in a position to conclusively determine that such increase is directly related to the COVID-19 pandemic, such trend did affect the demand for our solutions during 2020.

•

Manufacturing and Supplies: During 2020, primarily in the first half of the year, there were some disruptions in our supply chain. Such disruptions were mainly associated with the need to deliver appliances to customers’ locations around the world. We have undertaken various measures in order to overcome these disruptions, primarily in order to mitigate the risk of failing to timely respond to our customers’ delivery requirements in the face of importation blocking in different countries. As a result, the overall impact of COVID-19 on our manufacturing and supply chain was immaterial.

•

Human Resources: At the outset of the COVID-19 pandemic, we shifted our operations to enable work from home and, in compliance with constantly developing regulations enacted in Israel and abroad, we allow our office employees to work, partially or primarily, from their homes.

While, taken as a whole, we do not believe COVID-19 had a significant impact on our business in 2020, the impacts of the global pandemic on our business and financial outlook remain unknown. In particular, there is no guaranty that any increased investments in cyber protection solutions by our customers as described above will continue after the COVID-19 pandemic subsides and the extent to which COVID-19 will impact our business, financial condition or results of operations will depend on future developments, which are uncertain and cannot be predicted. We intend to continue to actively monitor the situation and may take further actions as may be required by applicable regulations or that we deem are necessary or desirable to address the needs of our employees, customers, partners and suppliers.

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

F.Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2020 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due by Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year*	1-3 years	3-5 years	More than 5 years
Operating leases (1)	27,428	5,553	7,059	6,084	8,732
Total contractual cash obligations (2)(3)	27,428	5,553	7,059	6,084	8,732

* Become due during 2021.

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2021 to 2030, although certain of our leases have renewal options.

(2) Payments for uncertain income tax positions of $7.1 million under ASC 740 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(t) and 14(a) of our consolidated financial statements.

(3) Severance payments of $2.4 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(v) of our consolidated financial statements.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Yehuda Zisapel (1)	79	Chairman of the Board of Directors
Yair Tauman (1)(2)(3)(4)	72	Director
Stanley B. Stern (2)(4)(6)	63	Director, Chairman of the Audit Committee
Naama Zeldis (2)(3)(4)(5)	57	Director
Gabi Seligsohn (2)(3)(6)	54	Director, Chairman of the Compensation Committee
Roy Zisapel (5)	50	President, Chief Executive Officer and Director
Doron Abramovitch	52	Chief Financial Officer
Raffi Kesten	67	Chief Business Officer
David Aviv	65	Chief Technology Officer
Gabi Malka	45	Chief Operating Officer
Anna Convery-Pelletier	52	Chief Marketing Officer
Yoav Gazelle	51	Vice President International Sales
(1)	Term as director expires at the annual meeting of shareholders to be held in 2021.
(2)	Qualified as an independent director, as determined under the Nasdaq rules.
(3)	Serves on the Compensation Committees of the Board of Directors.
(4)	Serves on the Audit Committees of the Board of Directors.
(5)	Term as director expires at the annual meeting of shareholders to be held in 2022.
(6)	Term as director expires at the annual meeting of shareholders to be held in 2023.

Yehuda Zisapel co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware US and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. See Item 4.C “Organizational Structure.” Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, our President, Chief Executive Officer and director.

Professor Yair Tauman has served as a member of our Board of Directors since October 2010 (until February 2020, as an external director). He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Stony Brook Center for Game Theory, New York. He was a professor at Tel-Aviv University for 25 years until 2009 and, prior thereto, served as a professor at the Kellogg School of Management at Northwestern University. His areas of research include game theory and industrial organization. Professor Tauman currently serves on the board of directors of other private companies from different sectors, including online auctions, social networking and fintech. Professor Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

Gabi Seligsohn has served as a member of our Board of Directors since May 2020. Mr. Seligsohn served as the Chief Executive Officer of Kornit Digital Ltd. (Nasdaq: KRNT) (Kornit Digital), a company engaged in the area of digital printing on textiles, from April 2014 through July 2018. From August 2006 until August 2013, he served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a company specializing in the design, development and production of optical metrology solutions for the semiconductor industry. Prior thereto, from 1998 to 2006, he served in several leadership positions in Nova. Mr. Seligsohn was recently appointed as Chairman of the board of directors of Augwind Energy Tech Storage Ltd. (TASE: AUGN), and also serves on the boards of directors of Kornit Digital and Ion Acquisition Corporation 1 & 2 (SPACs) (NYSE: IACA-UN and NYSE: IACB-UN), as well as serves as a director on the board of directors of PubPlus, a privately owned company. Mr. Seligsohn holds an LL.B. degree from the University of Reading, England.

Stanley B. Stern has served as a member of our Board of Directors since September 2020. Mr. Stern is currently the chairman of the board of directors of AudioCodes Ltd. (Nasdaq, TASE: AUDC), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, and serves as a member of the boards of directors of the following public companies: Ormat Technologies, Inc. (NYSE: ORA), Ekso Bionics Holdings, Inc. (Nasdaq: EKSO) and Polypid Ltd. (Nasdaq: PYPD). Since 2013, Mr. Stern has served as the president of Alnitak Capital, a strategic advisory firm, engaged primarily in high-tech, alternative energy and healthcare. Previously, from 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on the technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990. In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd. and Fundtech Ltd., and the chairman of the boards of directors of Tucows, Inc. and of SodaStream International Ltd., until its sale to Pepsico in December 2018. Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

Naama Zeldis has served as a member of our Board of Directors since September 2020. Ms. Zeldis currently serves as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage. Formerly, Ms. Zeldis served as Chief Financial Officer for a variety of high-tech and industrial companies, such as Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd., formerly with the RAD-Bynet Group, from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Orbit Technologies Ltd. (TASE: ORBI), a company specializing in satellite communications, tracking systems, airborne communication and audio managements solutions. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Measuring Instruments Ltd. (Nasdaq: NVMI), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A. from the Hebrew University in Jerusalem.

Roy Zisapel co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996. Mr. Zisapel also serves as a director of Radware US and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel serves as a director of Rad data communications, a company in the RAD-Bynet Group. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company, and Nava Zisapel, who is one of our major shareholders.

Doron Abramovitch has served as our Chief Financial Officer since September 2015. Mr. Abramovitch oversees Radware's business performance and strategic growth initiatives. He is responsible for overall financial management of the company, its financial reporting and disclosure practices, and overall corporate operational and infrastructure functions such as IT, MIS, Investor Relations, Global Operations and Global HR. Prior to Radware, Mr. Abramovitch was Corporate Vice President and Chief Financial Officer of Orbotech Ltd. from May 2011 to June 2015. Prior to joining Orbotech, from 2005 to 2011, Mr. Abramovitch served as senior executive vice president and chief operating officer of Bagir Group Ltd., an Israeli TASE-listed company. Prior to joining Bagir, Mr. Abramovitch served, from 2000 to 2005, as chief financial officer and, from 2004 to 2005, as chief executive officer and chief financial officer, of Phytech Technologies (2000) Ltd., then an Israeli TASE-listed company. Mr. Abramovitch is a certified public accountant and received B.Sc. and M.B.A. degrees in business administration from Tel Aviv University.

Raffi Kesten has served as our Chief Business Officer since June 2019. Mr. Kesten leads all customer-facing functions worldwide as well as international sales, our professional services, sales engineering and business development, and international sales. Mr. Kesten joined us with over 20 years of experience in leadership roles at various technology companies, including as Vice President of HP Indigo between 1991 and 1995, as a Chief Operating Officer and General Manager of NDS from 1996 to 2012, as Vice President Video and General Manager Israel of Cisco from 2012 to 2015, as Silicon Process Engineer of Intel from 1982 to 1991, and as a managing partner at Jerusalem Venture Partners from 2014 to 2018. Mr. Kesten holds a B.S. in chemical engineering from Ben Gurion University and an Executive M.B.A. from The Hebrew University, Israel.

David Aviv has served as our Chief Technology Officer since 2016 and as our Vice President, Advanced Services, since 2004. Mr. Aviv oversees the technology strategy for the Company’s solutions for enterprise, carrier and cloud solutions and is involved in researching and developing key algorithms and concepts that will guide the direction of the Company’s future solutions. Prior to joining Radware, he was the VP of Engineering at Ofek, an Israel based ILEC and a senior consultant. Prior to that, until 2000, Mr. Aviv served in the Israeli Air Force as a senior technical leader. He also serves as the Technical Chairman of the Israeli Telecom Standards Body committee. Mr. Aviv holds a Ph.D. degree in Electrical Engineering (EE) from the Naval Postgraduate School in Monterey, California, a B.S. degree in Electrical Engineering from Ben-Gurion University and an M.S. degree in Electrical Engineering from Tel Aviv University, Israel.

Gabi Malka has served as our Chief Operating Officer since March 2014. Mr. Malka oversees product management, research & development, cloud services, and customer support. From May 2005 to February 2014, Mr. Malka served as Vice President of Research & Development at HP Software (formerly Mercury). Prior to HP Software, from 2000 to 2005, Mr. Malka served as Vice President of Research & Development of AppStream (acquired by Symantec). Prior to AppStream, from 1998 to 2000, Mr. Malka directed Research & Development at Amdocs Limited. Mr. Malka holds a B.A. from American InterContinental University and has furthered his post-graduate education at Tel Aviv University (Lahav Business School), and Harvard Business School.

Anna Convery-Pelletier has served as our Chief Marketing Officer since December 2016. Ms. Convery-Pelletier leads the global marketing organization, which consists of the corporate, product, field and channel marketing teams. Ms. Convery-Pelletier is responsible for the marketing strategy that shapes the future of the Radware brand while directly increasing the marketing contribution to drive revenue and increase market share. Prior to joining Radware, Ms. Convery-Pelletier held the position of Chief Marketing Officer and Executive Vice President of Strategy for OpenSpan Inc. (now Pega Systems Inc.) for five years. Prior to OpenSpan, Ms. Convery-Pelletier held senior executive roles at NICE Systems Ltd., ClickFox, Inc., and Nexidia Inc., as well as global marketing and business development roles at IBM, Jacada Ltd. and Unibol Inc. Ms. Convery-Pelletier holds a B.A. (with honors) degree from The University of Ulster, Northern Ireland.

Yoav Gazelle has served as our Vice President, International Sales since January 2019. Prior to that, Mr. Gazelle served as our Vice President, EMEA & CALA from June 2013 to January 2019. Prior to joining Radware, between 2000 and 2013, Mr. Gazelle held a variety of sales, marketing and business development positions in ECI Telecom Ltd., including President, Head of Europe and the Americas from January 2012 to March 2013. Mr. Gazelle holds a B.Sc. degree in electrical and electronic engineering from the Technion – The Israeli Institute of Technology, Israel.

Additional Information

Under Nasdaq requirements, a majority of the members of our Board of Directors are required to be “independent” as defined under the Nasdaq rules. We currently satisfy this requirement because four of our six directors (namely, Mr. Stanley Stern, Prof. Yair Tauman, Mr. Gabi Seligsohn and Ms. Naama Zeldis) qualify as “independent directors” under the Nasdaq rules.

Yehuda Zisapel, the Chairman of the Board of Directors, co-founder of the Company, and a shareholder of our company, is the father of Roy Zisapel, our President, Chief Executive Officer and director. In accordance with the Companies Law, Mr. Zisapel’s service as our Chairman was approved by our shareholders in November 2020. There are no other family relationships between any of the directors or members of senior management named above.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which (1) any person referred to above was selected as a director or member of senior management or (2) any director will receive compensation by a third party in connection with his or her candidacy or board service in the Company.

During 2020, the composition of our Board of Directors has changed. In May 2020, Mr. Gabi Seligsohn was appointed to our Board of Directors. In September 2020, (i) Mr. Avraham Asheri, who has been a director for nearly 11 years, and Mr. Joel Maryles, who has been a director for nearly 6.5 years, stepped down from the Board, and (ii) Mr. Stanley B. Stern and Ms. Naama Zeldis were appointed to our Board of Directors. In addition, in our annual meeting of shareholders held in November 2020, the terms of service of Mr. David Rubner and Ms. Yael Langer, each after completing approximately 11 years of service as directors of the Company, expired.

In April 2021, Mr. Doron Abramovitch, the Company’s Chief Financial Officer, has resigned from his role, effective June 10, 2021 to pursue other career opportunities.

B.Compensation

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. Our compensation policy for our executive officers and directors, or the Compensation Policy, which is approved by our shareholders, is designed to correlate executive compensation with our objectives and goals.

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2020 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2019 - All directors and officers as a group, consisting of 13 persons*	$3,409,100	$501,600

2020 - All directors and officers as a group, consisting of 16 persons**	$3,710,200	$542,300

* Includes one executive officer who was appointed during 2019.

** Includes 4 persons who served as our directors in 2020 and are no longer serving as our directors and 3 directors who were appointed during 2020.

During 2020, we granted to our directors and officers listed in Item 6.A above, in the aggregate, 168,509 RSUs at a weighted average grant date fair value per RSU of $21.84 and options to purchase 349,740 ordinary shares at a weighted average exercise price per share of $24.27. The options and RSUs expire sixty-two months after grant. The weighted average grant date fair value of these options was $5.10 per option.

For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(s) to our consolidated financial statements included elsewhere in this annual report. See also Item 6.E “Share Ownership— Share Option Plans” below.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2020, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

We currently hold directors and officers liability insurance with an aggregate coverage limit of $25 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2020. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2020.

Name and Principal Position (1)	Year	Salary	Bonus (including Sales Commissions) (2)	Equity-Based Compensation (3)	All Other Compensation (4)	Total
		(US$ in thousands)
Roy Zisapel, President, Chief Executive Officer and Director*	2020	421 (5)	393 (6)	1,940	133	2,887
Gabi Malka, Chief Operating Officer*	2020	295	89	1,089	73	1,546
David Aviv, Chief Technology Officer*	2020	292	73	438	72	875
Doron Abramovitch, Chief Financial Officer*	2020	323	88	344	86	841
Yoav Gazelle, VP International Sales	2020	214	215	268	43	740

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

(3)

Amounts reported in this column represent the grant date fair value in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2(s) to our consolidated financial statements included elsewhere in this annual report.

(4)

Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (”keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), phone, convalescence or recreation pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Radware's guidelines. Unless otherwise indicated herein, all Covered Executives (i) are entitled to a notice period of at least one month prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (ii) are not entitled to any special bonuses or benefits upon a change of control of our Company, other than a potential acceleration of the vesting of their stock options pursuant to our equity incentive plan, as more fully described in Item 6.E below.

(5)

Mr. Roy Zisapel is entitled to a gross base salary of $400,000 (or the equivalent in NIS) per annum, which includes payment for managing our entire on-going North America activities. The additional $21,000 over the aggregated total $400,000 annual salary is attributed to the change in the $/NIS exchange rate from the date of the Shareholders’ Annual General Meeting in 2012 where Mr. Zisapel’s salary was approved to the average $/NIS exchange rate in 2020.

(6)		Consistent with our Compensation Policy, and as approved by our shareholders in November 2020, Mr. Roy Zisapel is entitled to an annual bonus of up to $600,000 (or the equivalent in NIS).

	*	All or part of the base salary is denominated in NIS whereas our functional currency is dollars and therefore fluctuations in dollar amounts may be attributed to exchange rate fluctuations.

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $36,800) per year of service; (ii) per meeting remuneration of NIS 3,600 (currently equivalent to approximately $1,100) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. All amounts payable under items (i), (ii), (iii) and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

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

Our Articles of Association provide for a Board of Directors of not less than five and not more than nine directors. Currently, our Board of Directors consists of six directors. In accordance with current Nasdaq requirements, nominees for election as directors are approved and recommended to the Board of Directors by a majority of our independent directors.

Under the Companies Law, our Board of Directors is required to determine the minimum number of directors having accounting and financial expertise, as defined in regulations promulgated under the Companies Law, that our Board of Directors should have. In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that Ms. Naama Zeldis has such expertise.

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors is divided into three classes with each class of directors serving until, generally, the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2021	Yehuda Zisapel and Yair Tauman
Class II	2022	Roy Zisapel and Naama Zeldis
Class III	2023	Gabi Seligsohn and Stanley Stern

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

For a description of how long our directors and officers have served in their current positions, please see Item 6.A “Directors and Senior Management.”

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

Consistent with the aforesaid relief regulations, in February 2020, we elected to opt out from the requirement to appoint external directors and from the composition requirements for the audit and compensation committees under the Companies Law. Our eligibility to opt out is conditioned upon: (i) the continued listing of our ordinary shares on the Nasdaq (or one of a few other specified non-Israeli stock exchanges); (ii) there not being a controlling shareholder of our Company; and (iii) our compliance with the SEC rules and Nasdaq requirements as to the composition of (a) our board of directors (which requires that we maintain a majority of independent directors on our board of directors) and (b) the audit and compensation committees of our board of directors (which, subject to certain exceptions, require that such committees consist solely of independent directors (at least three and two members, respectively), as described under the Nasdaq rules). As a result of our election to opt out, our then-external directors, one of whom was Prof. Tauman, began serving as regular directors (i.e., non-external directors) commencing in February 2020 with Prof. Tauman assigned as a regular Class I director.

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

Our Board has determined that all directors serving on our Audit Committee (namely Mr. Stanley Stern, Ms. Naama Zeldis and Prof. Yair Tauman) meet the independence standards required of Audit Committee members by the Securities Exchange Act of 1934 and the Nasdaq rules. In addition, the Board of Directors has determined that Ms. Naama Zeldis is considered an “audit committee financial expert” (as defined by SEC rules).

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

Our Compensation Committee currently consists of Mr. Gabi Seligsohn, Prof. Yair Tauman and Ms. Naama Zeldis, all of whom are independent directors.

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2020*:

Name of Body	No. of Meetings in 2020	Average Attendance Rate
Board of Directors	14	88.22%
Audit Committee	7	100%
Compensation Committee	9	100%

* Excludes ad-hoc committees.

 Each director attended at least 80% of all Board meetings.

Directors’ Service Contracts

Except as described in Item 6.B above, we do not, as of the date of filing of this annual report, have service or employment contracts with our directors providing for benefits upon termination of employment.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairman of the audit committee convene a meeting. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. Mr. Oren Groupi, CPA, Partner in KPMG Israel, is our internal auditor.

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

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As at December 31,
	2020		2019		2018
Approximate numbers of employees and subcontractors by geographic location:
Israel	494		482		456
North, Central and South America (principally the United States)	226		221		210
EMEA (Europe, the Middle East and Africa)	116		108		106
Asia-Pacific	286	(*)	283	(*)	189	(*)
Total workforce	1,122		1,094		961
Approximate numbers of employees and subcontractors by category of activity:
Research and development	416	(*)	415	(*)	372	(*)
Sales, technical support, business development and marketing	574		549		452
Management, operations and administration	132		130		137
Total workforce	1,122		1,094		961

(*) Includes 55, 57 and 56 subcontractors, as of December 31, 2020, 2019 and, 2018, respectively.

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

E.Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of April 15, 2021. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or RSUs currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares**
Yehuda Zisapel (1)	1,644,111	3.61%
Roy Zisapel (2)	1,381,109	3.03%
Gabi Seligsohn (3)	*	*
Stanley Stern (3)	*	*
Naama Zeldis (3)	*	*
Yair Tauman (3)	*	*
Doron Abramovitch (3)	*	*
Raffi Kesten (3)	*	*
Gabi Malka (3)	*	*
David Aviv (3)	*	*
Anna Convery-Pelletier (3)	*	*
Yoav Gazelle (3)	*	*
All directors and executive officers as a group (12 persons) (4)	3,230,220	7.06%

* Reflects ownership of less than 1%.

** The percentages shown are based on 45,534,940 ordinary shares issued and outstanding as of April 15, 2021. This figure of outstanding ordinary shares excludes employee stock options to purchase an aggregate of 245,000 ordinary shares at a weighted average exercise price of approximately $21.80 per share, with the latest expiration date of these options being in July 2025 (of which, options to purchase 225,000 of our ordinary shares were exercisable as of April 15, 2021).

(1) Consists of (i) 1,402,111 shares held directly by Yehuda Zisapel; (ii) 202,000 shares held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel; and (iii) 40,000 options to purchase ordinary shares, which options are fully vested or which will be fully vested within the next 60 days. The options consist of 40,000 options at an exercise price of $27.15, which expire in November 2023. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(2) Consists of 1,381,109 shares.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such individual, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Consists of 2,985,220 shares and 245,000 options to purchase ordinary shares, which options are fully vested or which will be fully vested within the next 60 days. The options consist of (i) 30,000 options at an exercise price of $13.35 which expire in December 2021, (ii) 37,500 options at an exercise price of $14.68 which expire in April 2022, (iii) 22,500 options at an exercise price of $17.63 which expire in October 2022, (iv) 20,000 options at an exercise price of $22.51 which expire in December 2024, (v) 20,000 options at an exercise price of $24.06 which expire in July 2025, (vi) 75,000 options at an exercise price of $26.36 which expire in October 2023, and (vii) 40,000 options at an exercise price of $27.15 which expire in November 2023. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

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

In addition, the Share Incentive Plan provides that, unless determined otherwise by our Board of Directors (or a committee thereof), in the event of a “Hostile Takeover,” which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares (other than a purchase by Mr. Yehuda Zisapel), the vesting of all or a portion of our outstanding equity awards, will accelerate. As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer.

Options granted pursuant to the Share Incentive Plan are typically granted for a term of 62 months from the date of the grant of the option. As of December 31, 2020, 33,312,967 ordinary shares have been reserved for equity grants under the plan, of which we have granted (i) options to purchase 28,630,047 ordinary shares at a weighted average exercise price of $8.18 per ordinary share and (ii) and issued 3,630,294 RSUs.

The Share Incentive Plan allows the allocation of short-term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the Nasdaq on the date of grant of a respective option award. As of December 31, 2020, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

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

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (ESPP), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year offering periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2020, a total of 255,560 shares had been purchased under the ESPP. During 2020, no shares were purchased under the ESPP.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 15, 2021, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC. The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**

Cadian Capital Management, LP (1)	4,380,953	9.62%
Senvest Management, LLC (2)	3,221,414	7.07%
Artisan Partners Limited Partnership (3)	3,086,032	6.78%
Nava Zisapel (4)	2,937,676	6.45%
Morgan Stanley (5)	2,661,708	5.85%
Legal & General Investment Management (Holdings) Limited (6)	2,364,179	5.19%

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

** The percentages shown are based on 45,534,940 ordinary shares issued and outstanding as of April 15, 2021. This figure of outstanding ordinary shares excludes employee stock options to purchase an aggregate of 245,000 ordinary shares at a weighted average exercise price of approximately $21.80 per share, with the latest expiration date of these options being in July 2025 (of which, options to purchase 225,000 of our ordinary shares were exercisable as of April 15, 2021).

(1) This information is based on information provided in Amendment No. 5 to the Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LP, Cadian Capital Management GP, LLC and Mr. Eric Bannasch (collectively, “Cadian”) on February 12, 2021. The business address of Cadian is 535 Madison Avenue, 36th Floor, New York, New York 10022.

(2) Shares are beneficially owned by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”). This information is based on information provided in Amendment No. 16 to the Statement on Schedule 13G filed with the SEC by Senvest on February 12, 2021. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(3) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. (collectively, “Artisan”) on February 10, 2021. The business address of Artisan is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(4) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,467,843 are held directly; (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel; and (iii) 202,000 are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel. As noted in footnote 1 in Item 6.E “Share Ownership,” Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(5) This information is based on information provided in Amendment No. 1 to the Statement on Schedule 13G filed with the SEC by Morgan Stanley and Morgan Stanley Capital Services LLC (collectively, “Morgan Stanley”) on February 11, 2021. The business address of Morgan Stanley is 1585 Broadway New York, NY 10036.

(6) This information is based on information provided directly to the Company by Legal & General Investment Management (Holdings) Limited (“LGIM”) on April 15, 2021. According to such information, of the ordinary shares beneficially owned by LGIM per the table above, LGIM beneficially owns 2,819 shares and Go ETF Solutions LLP, associated with LGIM, beneficially owns the balance of 2,361,360 shares. Pursuant to publicly available information, the business address of LGIM is One Coleman Street, London, England, EC2R 5AA.

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

Significant Changes in the Ownership of Major Shareholders

During the past three years, the significant changes in the percentage ownership of our major shareholders were as follows:

•

Based on Amendment No. 16 to the Statement on Schedule 13G filed with the SEC by Senvest on February 12, 2021, Senvest beneficially owned 3,221,414 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Senvest, Senvest beneficially owned (i) as of February 7, 2020, 5,401,595 of our outstanding ordinary shares and (ii) as of February 8, 2019, 5,832,115 of our outstanding ordinary shares.

•

Based on Amendment No. 5 to the Statement on Schedule 13G filed with the SEC by Cadian on February 12, 2021, Cadian beneficially owned 4,380,953 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Cadian, Cadian beneficially owned (i) as of February 13, 2020, 4,232,009 of our outstanding ordinary shares and (ii) as of February 13, 2019, 3,649,771 of our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 15, 2021, there were 26 holders of record of our ordinary shares, of which 16 record holders, holding approximately 7.9% of our ordinary shares, had registered addresses in Israel, and of which 7 record holders, holding approximately 92.1% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 92.1% of our outstanding ordinary shares as of said date).

B.Related Party Transactions

Overview

We have entered into a number of agreements with certain companies that form part of the RAD-Bynet Group, of which Yehuda, Nava and Zohar Zisapel are co-founders, directors and/or shareholders. Yehuda Zisapel, the Chairman of our Board of Directors, and Roy Zisapel, our President and Chief Executive Officer and a director, also hold approximately 89% and 11%, respectively, in one of these RAD-Bynet Group entity, SecurityDam. Mr. Ro Zisapel also serves as a director of RAD Data Communications Ltd., another company in the RAD-Bynet Group.

Under these agreements, we lease property and purchase certain products and services from certain member entities of the RAD-Bynet Group.

The RAD-Bynet Group consists of manufacturers of communications solutions comprised of hardware and/or software and communications solution providers, distributors and integrators as well as service providers. The RAD-Bynet Group includes companies dealing in advanced communication technology, managed security service provider (MSSP) scrubbing center services, networks, and integration. Companies within the RAD-Bynet Group provide a variety of solutions and services to their customers, including engineering, purchasing and sub-contracting, production and final testing, planning and control, and support for end users. The RAD-Bynet Group also includes a few companies that provide services that support the activities of the other RAD-Bynet Group members, such as real estate leasing and administrative services. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products and services. Each company in the RAD-Bynet Group is independent from the others. The ownership and Board of Directors structure of each RAD-Bynet Group member is different and certain of the RAD-Bynet Group members are publicly traded companies. See Item 4.C “Organizational Structure,” for additional details about the group.

We believe that our transactions and arrangements with affiliated parties, including members of the RAD-Bynet Group, are in the ordinary course of our business and are not unusual in their nature or conditions. However, in accordance with the Companies Law, they generally require the approval of our Audit Committee and our Board of Directors and may, in certain circumstances, require approval by our shareholders. In this respect, as permitted by the Companies Law, our Audit Committee established internal policies with certain criteria and procedures designed to ensure that the terms of the transactions to which we enter into with companies within the RAD-Bynet Group are made on market terms and, at the same time, where such transactions are immaterial or negligible, both from a qualitative and quantitative perspective (and/or are otherwise believed to be routine), would not require the pre-approval of our Audit Committee and Board of Directors. Our management is required to examine whether transactions with the RAD-Bynet Group comply with such criteria, and transactions that do not meet the criteria require pre-approval of our Audit Committee and such other corporate approvals prescribed by the Companies Law.

We believe that the terms of the transactions to which we have entered into with member entities of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties and are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties. The pricing of the transactions was based on negotiations between the parties, and members of our management reviewed the pricing of these agreements, as well as, in some cases, used a third-party consulting firm, and confirmed that they were not different in any material respect than that which could have been obtained from unaffiliated third parties.

In the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in obtaining certain terms and conditions that may not be available from unaffiliated third parties on similar products and services.

Managed Security Service Provider (MSSP) – Cooperation Agreement

SecurityDam, a member of the RAD-Bynet Group, is the sole provider of scrubbing center services for our cloud DDoS protection service. Under the Cooperation Agreement with SecurityDam, SecurityDam provides us with scrubbing center services through a global network of scrubbing centers. Such scrubbing center services include, for example, diverting the traffic of an attacked site of a customer to a scrubbing center and mitigating the attack and licensing of software to control and monitor such attacks. Total cost of services received from SecurityDam amounted to approximately $10.2 million in 2020, compared to $7.1 million in 2019.

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by Zohar Zisapel, Nava Zisapel and Yehuda Zisapel:

•

One lease is a five-story building in Tel Aviv, Israel, consisting of approximately 40,000 square feet, plus storage and parking space. The lease expires in June 2030 with an option to terminate by us by way of prior notice in June 2025. The annual rent amounts to approximately $703,000.

•

Another, second lease, consists of five floors in the Or Tower in Tel Aviv, Israel with approximately 68,000 square feet, plus parking spaces. The lease expires in June 2030. The annual rent amounts to approximately $1,900,000. In this annual report, we sometime refer to this lease as well as the lease described above as the “Lease Agreements for the Company’s Headquarters.”

•

We also lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Yehuda and Nava Zisapel. This lease expires in July 2025. The annual rent amounts to approximately $79,000.

•

In addition, we lease approximately 15,000 square feet of space in Jerusalem, Israel, for manufacturing facilities from an affiliated company owned by Yehuda, Nava and Zohar Zisapel. This lease expires in July 2025. The annual rent amounts to approximately $287,000.

•

We lease approximately 16,900 square feet in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, from an affiliated company owned by Yehuda, Nava and Zohar Zisapel. The annual rent amounts to approximately $281,000. The lease expires in December 2025.

Distribution Agreement

Bynet Data Communications Ltd. (Bynet), a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis. We have a written distributor agreement with Bynet under which we provide Bynet with discounts on our solutions similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet (and other companies in the RAD-Bynet Group) under such distributor agreement amounted to approximately $3.2 million in 2020, compared to $4.5 million in 2019.

Additional RAD-Bynet Group Equipment and Services

We purchase the following additional equipment services from members of the RAD-Bynet Group: network management, IT and communication services, equipment testing and repair, inventory, cloud hosting services, electricity charges, parking and building maintenance, reception and security services, vehicles and human resource administration and marketing services.

A portion of the above services, such as electricity charges, are “pass through” services for which we are charged on a “back-to-back” basis according to our actual usage (i.e., we are charged pro rata based on the actual charge of the third-party electricity company) due to the fact that we lease part of our facilities from a number of other RAD-Bynet Group members. Other services mentioned above, such as vehicles and human resource administration, are performed by one of the RAD-Bynet Group companies and are provided to all members of the RAD-Bynet Group, in order to achieve lower prices for these services based on economies of scale. In addition, since the RAD-Bynet Group is comprised of a number of companies that are engaged in our industry, the RAD-Bynet Group companies initiate marketing events from time to time, which we participate in, to promote the RAD-Bynet Group members’ products. The charges for these services are based on actual costs incurred and are allocated to the Company according to its relative part in such services (e.g., vehicles administration – according to the number of the Company’s vehicles out of the total vehicles of the RAD-Bynet Group; marketing events – according to the number of participants who are our customers out of the total number of participants in the events).

Following is a summary of the general purchases of products and services from the RAD-Bynet Group companies (excluding leases, distribution and MSSP, which are described above) during 2020:

Entity	Products/Services

Bynet Data Communications Ltd.	Network management, IT and communication equipment, testing and repair, mutual marketing activities

Internet Binat Ltd.	IT and communication services

Bynet System Applications Ltd.	Communication equipment and services

Silicom Ltd.	Inventory

Rad Data Communications Ltd.	Operating services and manpower

Cloudride Ltd.	Cloud hosting services, mutual marketing activities

Bynet Electronics Ltd.	Testing equipment and related services

The total cost of our purchases from the RAD-Bynet Group entities referenced in the table above amounted to approximately $2.7 million in 2020, compared to $2.9 million in 2019.

Compensation of President and Chief Executive Officer

See discussion in Item 6.A “Directors and Senior Management.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 “Financial Statements.”

Export Sales

For the year ended December 31, 2020, the amount of our export sales (i.e., sales outside Israel) was approximately $239.7 million, which represents 96% of our total revenues.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Dividend Distribution Policy

We have never paid and do not intend to pay cash dividends on our ordinary shares in the foreseeable future. In recent years and specifically in the past eight consecutive years, our Board of Directors has approved repurchase programs of our ordinary shares, which we implement based on market conditions, share price, trading volume and other factors (see Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”). Otherwise, our policy is to retain earnings and other cash resources to continue the development and expansion of our business. Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions. See also in Exhibit 2.1 to this annual report under the heading “Dividend, Liquidation Rights and Rights to Shares in Profits.”

B.Significant Changes

Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2020.

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

B.Memorandum and Articles of Association

Copies of our Memorandum of Association and our Amended and Restated Articles of Association are filed as Exhibits 1.1 and 1.2 to this annual report. A description of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 is included in Exhibit 2.1 to this annual report and is incorporated herein by reference.

C.Material Contracts

See the summary of the terms of the Lease Agreements for the Company’s Headquarters in Exhibit 4.2 to this annual report.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. The corporate tax rate is 23% for 2020 and 2019. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from an Approved Enterprise, a Beneficiary Enterprise or a Preferred Enterprise (as discussed below), like us, may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

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

Shareholders that are individuals who have taxable income that exceeds NIS 640,000 in a tax year (linked to the CPI each year), which amounts to NIS 647,640 in the 2021 tax year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our ordinary shares and taxable income from dividend distributions.

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

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by an Approved Enterprise, Beneficiary Enterprise, Preferred Enterprise or Preferred Technology Enterprise, and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by an Approved Enterprise, Beneficiary Enterprise, Preferred Enterprise or Preferred Technology Enterprise, are taxed under the U.S.-Israel Tax Treaty if the foregoing conditions are met.

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

•

Persons that own directly, indirectly or by attribution at least 10% of our ordinary shares by vote or value; or

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

For our taxable year ended December 31, 2020, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2020 and prior taxable years. The tests for determining PFIC status require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, the aggregate value of our gross assets is likely to be determined in part by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.

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

As an alternative to the tax treatment described above, a U.S. Holder could elect to treat us as a “qualified electing fund” (QEF), in which case the U.S. Holder would be required to include in income, for each taxable year that we are a PFIC, its pro rata share of our ordinary earnings as ordinary income and its pro rata share of our net capital gain as capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Any income inclusion will be required whether or not such U.S. Holder owns our ordinary shares for an entire taxable year or at the end of our taxable year. The amount so includable will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. Special rules apply if a U.S. Holder makes a QEF election after the first year in its holding period in which we are a PFIC. We will supply U.S. Holders with the information needed to report income and gain under a QEF election if we are a PFIC. A U.S. Holder’s basis in its ordinary shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. Holder’s QEF election is in effect beginning with the first taxable year in which we were a PFIC during the U.S. Holder’s holding period for its ordinary shares, any gain or loss realized by such holder on the disposition of its ordinary shares held as a capital asset ordinarily would be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. Holder had held such ordinary shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The QEF election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a portion of our revenues in foreign currencies, mainly in Euros and incur a portion of our expenses in foreign currencies, mainly in NIS, but also in Euros and other foreign currencies. We generally do not engage in hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations.

In addition, as of December 31, 2020, we had cash and cash equivalents, including short- and long-term bank deposits and short- and long-term marketable securities, of $448.8 million. As of that date, approximately 96% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

The majority of our cash and cash equivalents, and short- and long-term bank deposits are invested in banks in Israel and, to a smaller extent, in banks in the United States. The Israeli bank deposits are not insured, while the deposits made in the United States in excess of insured limits are not otherwise insured. If one or more of these financial institutions were to become insolvent, the loss of these investments would have a material adverse effect on our financial condition.

Exposure to Interest Rate Fluctuations

Approximately 29% of our cash throughout the world is invested in fixed-income securities which are affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These securities are readily available for sale and are treated as such in our financial statements.

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

Our investments portfolio consists primarily of investments in foreign banks and government debentures, corporate debentures and bank deposits. As of December 31, 2020, approximately 13% of our portfolio was invested in foreign banks and government debentures, 16% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Exposure to Currency Fluctuations

Approximately 84% of our sales in 2020 were denominated in dollars or are dollar-linked and we incur most of our expenses in dollars, NIS, and Euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC 830 “Foreign Currency Matters.” Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the NIS and Euro. For example, if there were no changes in the average exchange rates of the dollar relative to the NIS and Euro during the year in 2020 compared to the average exchange rates in 2019, our revenues would have been higher in an amount of $0.5 million and our expenses would have been lower by an amount of $2.9 million. Assuming our revenues and expenses in 2021 remain at the same level and with the same currency mix as in 2020, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $4.0 million and an increase in our expenses of $13.4 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and Euro:

Year ended December 31,	U.S. dollar against:
	NIS	Euro
2016	(1.5)%	3.5%
2017	(9.8)%	(12.2)%
2018	8.1%	4.6%
2019	(7.8)%	2.0%
2020	(7.0)%	(8.5)%

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEMS 12.A, 12.B AND 12.C

Not applicable.

ITEM 12.D

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEMS 14.A, 14.B, 14.C AND 14.D

Not applicable.

ITEM 14.E

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

•

Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2020. Based on this evaluation, our President and Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

•

Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management, under the supervision of our President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for us. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2020 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by Kost, Forer, Gabbay & Kasierer (a Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2020.

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

•

Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2020, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Although some of our workforce is or was working remotely during 2020 as a result of the COVID-19 pandemic, there were no material changes to our existing internal controls over financial reporting as a result of this.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Naama Zeldis, a member of our Audit Committee, is a financial expert as defined in the applicable regulations, and has determined that such member is “independent” as such term is defined in the Nasdaq listing standards. The education and experience of the Audit Committee financial expert is presented in Item 6 “Directors, Senior Management and Employees – Directors and Senior Management” and is incorporated herein by reference.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held in November 2020, our shareholders approved the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (Ernst & Young), to serve as our independent auditors until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by Ernst & Young and the percentage of each of the fees out of the total amount paid to them classified by category:

	Year Ended December 31,
	2019		2020
	(US$ in thousands)
Audit and Audit Related Fees (1)	330	54%	330	59%
Tax Fees (2)	158	26%	188	34%
All Other Fees (3)	118	20%	40	7%
Total	606	100%	558	100%

(1) Audit Fees include fees associated with the annual audit, including the audit of internal control over financial reporting, the reviews of the Company’s quarterly financial statements, statutory audits required internationally, acquisition audit procedures and Critical Audit Matters assessment, consents and assistance with, and review of, documents filed with the SEC.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2020, we repurchased an aggregate amount of $45.3 million of our ordinary shares under publicly announced share repurchase plans, as follows:

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units) (in US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that have not been Purchased Under the Plans (1)(2)(3)
January 1 through 31	0	N/A	0	$15,571,127
February 1 through 29	158,800	23.52	158,800	$11,836,719
March 1 through 31	721,801	20.65	721,801	$16,343,762
April 1 through 30	0	N/A	0	$16,343,762
May 1 through 31	0	N/A	0	$56,800,000
June 1 through 30	210,468	23.73	210,468	$51,806,281
July 1 through 31	41,526	25.61	41,526	$50,742,605
August 1 through 31	323,853	25.95	323,853	$42,339,249
September 1 through 30	265,193	24.58	265,193	$35,819,766
October 1 through 31	169,786	23.44	169,786	$31,839,287
November 1 through 30	66,833	24.62	66,833	$30,193,545
December 1 through 31	200	25.00	200	$30,188,545

(1) In April 2019, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $40.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.

(2) In March 2020, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $20.0 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.

(3) In May 2020, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $56.8 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan was announced on May 6, 2020 and will expire on May 5, 2021.

In February 2021, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. The plan was comprised of a combination of the unused balance of the 2020 share repurchase plan and the new 2021 authorization of additional share repurchases. This plan was announced on February 16, 2021 and will expire on December 31, 2021.

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

ITEM 18.FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1	Memorandum of Association¶(A)
1.2	Amended and Restated Articles of Association*
2.1	Description of the Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934*
4.1	Form of Directors and Officers Indemnity Deed (B)
4.2	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters*
4.3	1997 Key Employee Share Incentive Plan, as amended and restated*
4.4	2010 Addendum (for international grantees) (C)
4.5	Radware Ltd. – 2010 Employee Share Purchase Plan (D)
4.6	Amended and Restated Compensation Policy for Executive Officers and Directors*
8.1	List of Subsidiaries*
12.1	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**
15.1	Consent of Independent Registered Public Accounting Firm*
101.INS	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document)*
101.SCH	Inline XBRL Taxonomy Extension Schema Document*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)*

¶ Translated from Hebrew

* Filed herewith.

** Furnished herewith.

(A) Incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 2, 2020.

(B) Incorporated by reference to Annex B to the Proxy Statement filed as Exhibit 1.2 to Report of Foreign Private Issuer on Form 6-K submitted to the SEC on July 28, 2011.

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
Roy Zisapel
President and Chief Executive Officer

Date: April 20, 2021

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Radware Ltd. and its subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 20, 2021 expressed an unqualified opinion thereon.

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

Revenue Recognition – establishment of standalone selling prices

Description of the Matter

As described in Note 2 to the consolidated financial statements, some of the Company’s contracts with customers consist of several goods and services such as products, services and subscriptions, which are accounted for as separate performance obligations when they are distinct. In such cases, the transaction price, which reflects the consideration the Company expects to receive in exchange for those products, services and subscription, is then allocated to the distinct performance obligations on a relative standalone selling price basis and recognizes associated revenue as control is transferred to the customer.

Auditing the estimate of standalone selling price for performance obligation not sold separately involved subjective auditor judgment due to the absence of directly observable data which requires the Company to make subjective assumptions used to estimate the standalone selling price for each performance obligation. Standalone selling price for goods and services can evolve over time due to changes in the Company’s pricing practices that are influenced by intense competition, changes in demand for products and services, and economic factors, among others. Given these factors, the related audit effort in evaluating management’s judgments in determining revenue recognition for these customer contracts was extensive and required subjective auditor judgment.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to the revenue recognition process, including the estimate of standalone selling prices for each distinct performance obligation and review of assumptions used.

Our audit procedures included testing management's estimate of standalone selling price for each distinct performance obligation included, among others, evaluating the appropriateness of the methodology applied and the reasonableness of management’s judgment and assumptions by comparing these assumptions with prior year and with entity and industry’s general and specific trends. We also inspected the source of historical data, pricing and other observable inputs such as customer grouping, tested the mathematical accuracy of the underlying data and evaluated the accounting policies and practices related to the estimate of standalone selling prices by management. In addition, we have tested the accuracy of management’s allocation of the transaction price to the performance obligations contained within sampled contracts and purchase orders with customers and evaluated whether revenue was recognized in the appropriate amounts and period. We also evaluated and tested the Company’s disclosures included in Note 2 to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company's auditor since 2002.

Tel-Aviv, Israel

April 20, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Radware Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Radware Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 20, 2021 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

April 20, 2021

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$54,771	$40,751
Marketable securities	64,684	36,924
Short-term bank deposits	191,038	100,276
Trade receivables, net	16,848	22,610
Other current assets and prepaid expenses	6,526	7,469
Inventories	13,935	13,940

Total current assets	347,802	221,970

LONG-TERM INVESTMENTS:

Marketable securities	66,836	112,696
Long-term bank deposits	71,421	137,095
Other assets	2,453	2,300

Total long-term investments	140,710	252,091

Property and equipment, net	22,976	22,971
Operating lease right-of-use assets	27,823	18,144
Intangible assets, net	12,588	14,481
Goodwill	41,144	41,144
Other long-term assets	30,222	24,398

Total assets	$623,265	$595,199

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2020	2019

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$3,882	$6,315
Deferred revenues	92,127	79,239
Operating lease liabilities	5,224	5,193
Employees and payroll accruals	27,007	19,037
Other payables and accrued expenses	15,507	15,757

Total current liabilities	143,747	125,541

LONG-TERM LIABILITIES:

Deferred revenues	54,797	50,888
Operating lease liabilities	24,851	13,914
Other long-term liabilities	11,409	9,525

Total long-term liabilities	91,057	74,327

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 0.05 par value - Authorized: 90,000,000 at December 31, 2020 and 2019; Issued: 59,284,860 and 57,931,768 shares at December 31, 2020 and 2019, respectively; Outstanding: 46,386,889 and 46,987,757 shares at December 31, 2020 and 2019, respectively	721	710
Additional paid-in capital	443,018	414,581
Treasury stock 12,897,971 and 10,944,011 of Ordinary shares at December 31, 2020 and 2019, respectively	(190,552)	(145,226)
Accumulated other comprehensive income	1,517	1,145
Retained earnings	133,757	124,121

Total shareholders' equity	388,461	395,331

Total liabilities and shareholders' equity	$623,265	$595,199

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Revenues:
Products	$132,934	$133,605	$118,062
Services	117,093	118,467	116,342

Total revenues	250,027	252,072	234,404

Cost of revenues:
Products	34,645	35,056	30,803
Services	10,439	10,118	10,872

Total cost of revenues	45,084	45,174	41,675

Gross profit	204,943	206,898	192,729

Operating expenses, net:

Research and development, net	66,836	61,841	57,674
Sales and marketing	113,015	109,556	111,386
General and administrative	18,924	18,584	16,145

Total operating expenses, net	198,775	189,981	185,205

Operating income	6,168	16,917	7,524
Financial income, net	7,796	8,792	7,274

Income before taxes on income	13,964	25,709	14,798
Taxes on income	4,328	3,143	3,063

Net income	$9,636	$22,566	$11,735

Basic net earnings per share	$0.21	$0.48	$0.26

Diluted net earnings per share	$0.20	$0.47	$0.25

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Net income	$9,636	$22,566	$11,735

Other comprehensive income (loss) before tax:
Unrealized gains (losses) on available-for-sale debt securities:
Changes in unrealized gains (losses)	483	2,928	(866)

Other comprehensive income (loss) before tax	483	2,928	(866)
Income tax benefits (income tax expenses) related to components of other comprehensive income (loss)	(111)	(673)	199

Other comprehensive income (loss), net of tax	372	2,255	(667)

Comprehensive income	$10,008	$24,821	$11,068

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of outstanding ordinary shares	Share Capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total

Balance as of January 1, 2018	44,133,954	$673	$349,250	$(116,442)	$(443)	$82,318	$315,356

Cumulative-effect adjustment from adoption of ASC 606	-	-	-	-	-	7,502	7,502
Repurchase of ordinary shares	(194,704)	-	-	(4,275)	-	-	(4,275)
Issuance of shares upon exercise of stock options and vesting of restricted shares units	2,408,153	20	21,783	-	-	-	21,803
Stock based compensation	-	-	12,503	-	-	-	12,503
Other comprehensive loss, net of tax	-	-	-	-	(667)	-	(667)
Net income	-	-	-	-	-	11,735	11,735

Balance as of December 31, 2018	46,347,403	693	383,536	(120,717)	(1,110)	101,555	363,957

Repurchase of ordinary shares	(998,399)	-	-	(24,509)	-	-	(24,509)
Issuance of shares upon exercise of stock options and vesting of restricted shares units	1,638,753	17	17,981	-	-	-	17,998
Stock based compensation	-	-	13,064	-	-	-	13,064
Other comprehensive income, net of tax	-	-	-	-	2,255	-	2,255
Net income	-	-	-	-	-	22,566	22,566

Balance as of December 31, 2019	46,987,757	710	414,581	(145,226)	1,145	124,121	395,331

Repurchase of ordinary shares	(1,953,960)	-	-	(45,326)	-	-	(45,326)
Issuance of shares upon exercise of stock options and vesting of restricted shares units	1,353,092	11	11,892	-	-	-	11,903
Stock based compensation	-	-	16,545	-	-	-	16,545
Other comprehensive income, net of tax	-	-	-	-	372	-	372
Net income	-	-	-	-	-	9,636	9,636

Balance as of December 31, 2020	46,386,889	$721	$443,018	$(190,552)	$1,517	$133,757	$388,461

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Cash flows from operating activities:

Net income	$9,636	$22,566	$11,735
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,559	11,283	9,782
Stock based compensation	16,545	13,064	12,503
Other gain	(639)	(537)	-
Amortization of premiums, accretion of discounts and accrued interest on marketable securities, net	931	618	1,395
Accrued interest on bank deposits	(1,210)	2,123	(2,391)
Increase in accrued severance pay, net	202	888	323
Decrease (increase) in trade receivables, net	5,762	(2,407)	(1,169)
Changes in deferred income taxes, net	333	(1,535)	(2,308)
Decrease (increase) in other current assets and prepaid expenses	(5,217)	(5,454)	5,035
Decrease in inventories	5	4,461	371
Increase (decrease) in trade payables	(2,433)	1,775	(884)
Increase in deferred revenues	16,797	2,260	14,440
Increase in other payables and accrued expenses	11,305	2,784	419
Operating lease right-of-use assets	5,593	5,962	-
Operating lease liabilities	(4,304)	(4,999)	-

Net cash provided by operating activities	63,865	52,852	49,251

Cash flows from investing activities:

Purchase of property and equipment	(8,671)	(8,155)	(8,869)
Proceeds from (investing in) other long-term assets	(110)	4	40
Proceeds from (investing in) bank deposits	(23,878)	15,960	(71,002)
Purchase of marketable securities	(32,981)	(67,145)	(47,455)
Proceeds from maturity of marketable securities	29,452	17,005	41,783
Proceeds from sale of marketable securities	21,820	3,777	-
Payment for the acquisition of subsidiary, net of cash acquired	-	(12,239)	-

Net cash used in investing activities	(14,368)	(50,793)	(85,503)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Cash flows from financing activities:

Proceeds from exercise of stock options	11,903	17,998	21,803
Payment of deferred consideration related to acquisition	(2,054)	-	-
Payment of contingent consideration	-	-	(1,310)
Repurchase of ordinary shares	(45,326)	(24,509)	(4,275)

Net cash provided by (used in) financing activities	(35,477)	(6,511)	16,218

Increase (decrease) in cash and cash equivalents	14,020	(4,452)	(20,034)
Cash and cash equivalents at the beginning of the year	40,751	45,203	65,237

Cash and cash equivalents at the end of the year	$54,771	$40,751	$45,203

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$1,314	$3,296	$6,415

Non-cash investing activity

Right-of-use asset recognized with corresponding lease liability	$15,272	$24,105	$-

Deferred consideration related to acquisition	$-	$2,080	$-

Cumulative-effect adjustment from adoption of ASC 606	$-	$-	$7,502

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.Radware Ltd. (the "Company"), an Israeli corporation commenced operations in April 1997. The Company and its subsidiaries (the "Group") are engaged in the development, manufacture and sale of cyber security and application delivery solutions for physical, cloud, and Software Defined Data Centers (“SDDC”). The Company’s solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. The Company's solutions are deployed by, among others, enterprises, carriers and cloud service providers worldwide.

b.The Company has established wholly-owned subsidiaries in various countries worldwide. The Company's subsidiaries are engaged primarily in sales, marketing and support activities of its core products.

c.The Company primarily relies on several original design and few vendors to supply certain hardware platforms and components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Company will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's operation and financial performance.

The Company depends on a sole single managed security service provider, which is a related party, to provide services as part of its protection services. If the managed security service provider fails to provide or delay the delivery of the services, the Company will be required to seek alternative sources of the services. A change in its managed security service provider could result in a possible loss of sales and, consequently, could adversely affect the Company's operation and financial performance (see Note 17).

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In March 2020, the World Health Organization (“WHO”) declared the outbreak of coronavirus disease (“COVID-19”). The Company considered the impact of COVID-19 on the assumptions and estimates used and determined that there were no material adverse impacts on the consolidated financial statements for the year ended December 31, 2020. As events continue to evolve and additional information becomes available, the Company`s assumptions and estimates may change materially in future periods.

b.Financial statements in United States dollars:

A majority of the Group's revenues are denominated in United States dollars ("dollar" or "U.S. dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are denominated in dollar. The Company's management believes that the dollar is the primary currency of the economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification ("ASC") No. 830 "Foreign Currency Matters". All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the consolidated statements of income as financial income or expenses, as appropriate.

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

In 2020 the Company adopted ASU 2016-13, Topic 326 "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments" which modified the other than temporary impairment model for available for sale debt securities. Available-for-sale securities are periodically evaluated for unrealized losses. For unrealized losses in securities that the Company intends to hold and will not more likely than not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors. The Company considers credit related impairments to be changes in value that are driven by a change in the creditor's ability to meet its payment obligations and records an allowance and recognizes a corresponding loss in financial income, net when the impairment is incurred. Unrealized non-credit related losses and unrealized gains are reported as a separate component of accumulated other comprehensive income in the consolidated balance sheets until realized. Realized gains and losses on sale of marketable securities are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net. During the year ended December 31, 2020, no credit loss impairments have been identified.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Prior to January 1, 2020, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company's intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the consolidated statements of income is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During the years 2019 and 2018, the Company did not record other-than-temporary impairment loss (“OTTI”) with respect to its available-for-sale marketable securities.

g.Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $616, $3,267 and $3,867 in 2020, 2019 and 2018, respectively, and have been included in cost of revenues of products in the Company’s consolidated statements of income.

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

h.Property and equipment, net:

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

i.Impairment of long-lived assets and intangible assets subject to amortization:

Property and equipment, right-of-use asset for leases and intangible assets subject to depreciation and amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 7 to 9 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis. During 2020, 2019 and 2018, no impairment losses were recorded.

j.Goodwill:

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 350 allows a company to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of a reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess.

The Company operates in one operating segment, and this segment comprises its single reporting unit. The Company conducts its annual test of impairment for goodwill on December 31st of each year, or more frequently if impairment indicators are present. No impairment was recorded during 2020, 2019 and 2018.

k.Leases:

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

l.Contingencies

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

m.Revenue recognition:

The Group's revenues are derived from sales of its products, services and subscriptions:

•

Revenues from physical products and software-based products are recognized when control of the promised goods is transferred to the customer, either upon shipment or when the product is delivered, depending on the commercial terms of each transaction. Revenues from product subscriptions and cloud subscription, included as product revenues, are recognized ratably, on a straight-line basis, over the subscription period.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s arrangements typically contain various combinations of its products and subscriptions and PCS, which are distinct and are accounted for as separate performance obligations. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price (“SSP”). If the SSP is not observable, the Company estimates the SSP taking into account available information such as geographic specific factors, type of clients and internally approved pricing guidelines related to the performance obligation. For PCS, the Company determines the standalone selling price based on renewals.

Deferred revenues represent mainly the unrecognized revenue collected for subscriptions and for PCS. Such revenues are recognized ratably over the term of the related agreement. Out of the deferred revenues balance at the beginning of the year that ended December 31, 2020, an amount of $110,544 was recognized as revenues during that year. Out of the deferred revenues balance at the beginning of the year that ended December 31, 2019, an amount of $98,500 was recognized as revenues during that year.

As of December 31, 2020, the aggregate amount of remaining performance obligations from contracts with customers was $257,030. The Company expects to recognize approximately 63% of its remaining performance obligations as revenue over the next twelve months, with the remaining recognized up to three years. As of December 31, 2019, the aggregate amount of remaining performance obligations from contracts with customers was $234,982.

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

The following table provides information about disaggregated revenues by major product line:

	Year ended December 31,
	2020	2019

Products	$79,175	$86,512
Services	106,176	110,698
Subscriptions	64,676	54,862

	$250,027	$252,072

For information regarding disaggregated revenues by geographical market, please see Note 15.

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

The Company records a provision for estimated sale returns, credits and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $2,739 and $2,687 as of December 31, 2020 and 2019, respectively. The provision for estimated sale returns, credits, and stock rotation as of December 31, 2020 and 2019, is included in other payables and accrued expenses in the consolidated balance sheets.

Costs to obtain contracts:

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the products or services to which the asset relates. Sales commissions paid for new contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit and are included in sales and marketing expenses in the accompanying consolidated statements of income. The Company applies judgment in estimating the amortization period, by taking into consideration its product life term, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Accordingly, the Company has determined the expected period of benefit to be approximately 3.28 years. Deferred commission costs capitalized are periodically reviewed for impairment.

As of December 31, 2020 and 2019, the amount of deferred commission was $20,867 and $15,596, respectively and is included in other long-term assets on the consolidated balance sheets.

During the year ended December 31, 2020 and 2019, the Company recorded amortization expenses in connection with deferred commissions in the amount of $9,902 and $8,568, respectively.

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

n.Shipping and handling fees and costs:

Shipping and handling fees charged to the Company's customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a product cost of revenues in the consolidated statements of income.

o.Cost of revenues:

Cost of products is comprised of cost of software and hardware production, manuals, packaging, license fees paid to third parties, fees paid to managed security service provider (related parties), inventory write-offs and amortization of acquired technology.

Cost of services is comprised of cost of post-sale customer support and hosting services.

p.Warranty costs:

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's historical experience. Warranty expenses for the years ended December 31, 2020, 2019 and 2018 were immaterial.

q.Research and development expenses, net:

Research and development costs are charged to the consolidated statements of income as incurred. ASC No. 985-20, "Software - Costs of Software to Be Sold, Leased, or Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

r.Government grants:

During 2018-2020, the Company received non-royalty-bearing grants from the Israel Innovation Authority ("IIA") for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses, net.

Research and development grants deducted from research and development expenses, net amounted to $924, $937 and $712 for the years ended December 31, 2020, 2019 and 2018, respectively.

s.Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income.

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

Compensation expense related to the performance based RSUs of the Company is computed using the fair value of the awards at the date of grant. Potential shares to be issued for performance share awards granted in 2020 and 2019 are subject to a market condition based on the price of the Company’s ordinary share. The fair value of these awards was determined using a Monte Carlo simulation methodology.

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

The fair value of the Company's stock options granted to employees and directors for the years ended December 31, 2020, 2019 and 2018 was estimated using the following weighted average assumptions:

Employees' stock option plan:

	Year ended December 31,
	2020	2019	2018

Risk free interest rate	0.33%	1.86%	2.78%
Dividend yields	0%	0%	0%
Expected volatility	26%	26%	30%
Weighted average expected term from grant date (in years)	3.68	3.83	3.78

t.Income taxes:

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

u.Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables.

The majority of the Group's cash, cash equivalents and bank deposits are invested in major banks in Israel and the U.S. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short-term and long-term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2020, 17%, 38%, and 15% of the Company’s short and long-term bank deposits were deposited in major Israeli banks in Israel which are rated A, AAA and BBB+, respectively, as determined by the Israeli affiliate of Standard & Poor's ("S&P"), and 31% were deposited in the U.S. branch of another major Israeli bank which is also rated A, as determined by the Israeli affiliate of S&P.

As of December 31, 2020, the maximal contractual duration of any of the Company's bank deposits was 2 years, the weighted average duration of the Company's deposits was 1.5 years, and the weighted average time to maturity was 0.8 years.

The Company's marketable securities included investment in foreign banks, government debentures and corporate debentures. The Company's marketable securities as of December 31, 2019, included also investment in equity securities. The financial institutions that hold the Company's marketable securities are major U.S. financial institutions, located in the United States. The Company's management believes that the Company's marketable securities portfolio is a diverse portfolio of highly-rated securities and the Company's investment policy limits the amount the Company's may invest in each issuer, and accordingly, management believes that minimal credit risk exists from geographic or credit concentration with respect to these securities.

From geographic prospective, 53% of the Company’s debt marketable securities portfolio was invested in debt securities of U.S. issuers, 21% was invested in debt securities of European issuers and 26% was invested in debt securities of other geographic-located issuers. As of December 31, 2020, 89% of the Company's debt marketable securities portfolio was rated A- or higher, as determined by S&P and 11% was rated BBB or BBB+.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The trade receivables of the Group are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company's consolidated statements of income. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees.

For the year ended December 2020, 2019 and 2018 bad debt expenses were $104, nil and 109. Total write offs during 2020, 2019 and 2018 amounted to nil, $154 and $100, respectively.

v.Employee related benefits:

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

Severance pay expenses for the years ended December 31, 2020, 2019 and 2018 amounted to approximately $4,800, $4,066 and $4,259, respectively. Accrued severance pay is included in other long-term liabilities in the consolidated balance sheets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.Fair value of financial instruments:

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

x.Comprehensive income (loss):

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

y.Treasury stock:

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.Basic and diluted net income per share:

Basic net income per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net income per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus potential dilutive ordinary shares considered outstanding during the period, if any, in accordance with ASC No. 260, "Earnings Per Share". The total number of ordinary shares related to outstanding stock options excluded from the calculation of diluted income per share as they would have been anti-dilutive was 916,440, 1,938,808 and 1,166,488 for the years ended December 31, 2020, 2019 and 2018, respectively.

aa.Business combinations:

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-ACQUISITIONS

On March 12, 2019 (the “Closing Date”), the Company completed the acquisition of all of the outstanding shares of Kaalbi Technologies Private Ltd. (“ShieldSquare”), a company engaged in Bot mitigation and Bot management solutions for a total consideration of $14,203 denominated in Indian Rupee, as determined in the agreement ($14,319 as of Closing Date). The total consideration was composed of (1) $12,558 in cash payable at closing (subject to certain working capital adjustments, $12,239 upon closing) and (2) $2,080 ($2,035 at December 31, 2019) deferred consideration to secure possible indemnity claims for damages arising out of breaches or inaccuracies of Shieldsquare’s or Shieldsquare shareholders’ representations, to be paid 18 months subsequent to the acquisition date. During 2020, the Company paid an amount of $2,054 with respect to the deferred consideration.

The acquisition was accounted for as a business combination and the purchase consideration was allocated to assets acquired and liabilities assumed based on their estimated fair values, as presented in the following table:

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

Pro forma results of operations for this acquisition have not been presented because they are not material to the consolidated statements of income.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-MARKETABLE SECURITIES

Debt securities with contractual maturities of less than one year are as follows:

	December 31,
	2020				2019
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$31,024	$-	$390	$31,414	$18,193	$-	$96	$18,289
Corporate debentures	32,964	-	306	33,270	15,921	-	144	16,065

Total marketable securities	$63,988	$-	$696	$64,684	$34,114	$-	$240	$34,354

Debt securities with contractual maturities from one to three years are as follows:

	December 31,
	2020				2019
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$28,200	$(28)	$569	$28,741	$56,201	$-	$721	$56,922
Corporate debentures	37,362	(10)	743	38,095	52,419	(19)	467	52,867

Total marketable securities	$65,562	$(38)	$1,312	$66,836	$108,620	$(19)	$1,188	$109,789

Debt securities with contractual maturities of more than three years are as follows:

	December 31,
	2020				2019
	Adjusted	Gross unrealized	Gross unrealized	Market	Adjusted	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$-	$-	$-	$-	$1,062	$-	$19	$1,081
Corporate debentures	-	-	-	-	1,767	-	59	1,826

Total marketable securities	$-	$-	$-	$-	$2,829	$-	$78	$2,907

Debt securities with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2020 and 2019 were immaterial.

As of December 31, 2020, and 2019, interest receivable amounted to $1,103 and $1,183, respectively, and is included within marketable securities in the consolidated balance sheets.

Equity securities amounted to nil and $2,570 as of December 31, 2020 and 2019, respectively, were carried at fair value based on Level 1 inputs.

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

The Company's financial assets and liabilities measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2020, and 2019:

	December 31, 2020
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets

Cash equivalents:

Money market funds	$6,999	$-	$-	$6,999

Marketable securities:

Foreign banks and government debentures	-	60,155	-	60,155
Corporate debentures	-	71,365	-	71,365

Total financial assets	$6,999	$131,520	$-	$138,519

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:- FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets

Cash equivalents:

Money market funds	$783	$-	$-	$783

Marketable securities:

Equity securities	2,570	-	-	2,570
Foreign banks and government debentures	-	76,293	-	76,293
Corporate debentures	-	70,757	-	70,757

Total financial assets	$3,353	$147,050	$-	$150,403

Liabilities

Other accounts payable and accrued expenses:

Deferred consideration	$-	$-	$2,035	$2,035

Total liabilities	$-	$-	$2,035	$2,035

NOTE 6:-INVENTORIES

Inventories are comprised of the following:

	December 31,
	2020	2019

Raw materials and components	$1,859	$1,881
Work-in-progress	1,151	1,306
Finished products	10,925	10,753

	$13,935	$13,940

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019

Cost:

Computer, peripheral equipment and software	$100,516	$95,930
Office furniture and equipment	13,126	11,989
Leasehold improvements	7,425	6,621

	121,067	114,540
Accumulated depreciation:

Computer, peripheral equipment and software	83,822	78,711
Office furniture and equipment	9,551	8,677
Leasehold improvements	4,718	4,181

	98,091	91,569

Property and equipment, net	$22,976	$22,971

Depreciation expenses for the years ended December 31, 2020, 2019 and 2018 were $8,666, $8,912 and $8,834, respectively.

NOTE 8:-INTANGIBLE ASSETS, NET

a.Intangible assets:

	Weighted
	average
	amortization	December 31,
	period	2020	2019
	(years)
Cost:
Acquired technology	8.7	$32,946	$32,946
Customers relationships and brand name		9,817	9,817

		42,763	42,763
Accumulated amortization:
Acquired technology		20,358	18,465
Customers relationships and brand name		9,817	9,817

		30,175	28,282

Intangible assets, net		$12,588	$14,481

Amortization expenses for the years ended December 31, 2020, 2019 and 2018 were $1,893, $2,371 and $948, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-INTANGIBLE ASSETS, NET (Cont.)

Acquired technology has a weighted-average remaining useful life of 6.9 years.

Future estimated amortization expenses for the years ending:

December 31,

2021	$1,858
2022	1,858
2023	1,858
2024	1,858
2025 and thereafter	5,156

Total	$12,588

b.Goodwill:

	2020	2019

Balance as of January 1	$41,144	$32,174
Acquisitions	-	8,970

Balance as of December 31	$41,144	$41,144

NOTE 9:-LEASES

The Company has various operating leases for office space, vehicles and warehouse space that expire on different dates through 2030. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The Company provided several security deposits mainly to secure various operating lease agreements in connection with its office space.

The adoption of the ASC 842 resulted in the recognition in its consolidated balance sheet at the date of the adoption of operating right-of-use assets, short term operating lease liabilities and long-term operating lease liabilities of $21,048, $5,040 and $16,008, respectively. The adoption did not impact the beginning retained earnings, or prior year consolidated statements of income and consolidated statements of cash flows.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-LEASES (Cont.)

Aggregate lease payments for the right of use assets over the remaining lease period as of December 31, 2020 are as follows:

2021	$5,868
2022	4,776
2023	3,674
2024	3,432
2025	3,190
2026 and thereafter	12,521

Total undiscounted lease payments	$33,461

Less: adjustment to discounted lease payments	(3,386)

Total discounted lease payments	$30,075

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2020:

Weighted average remaining lease term (years)	8.11

Weighted average discount rate	2.7%

Total rent expenses for the years ended December 31, 2020, 2019 and 2018 were $5,955, $5,578 and $6,047, respectively (see also Note 17b).

NOTE 10:-OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2020	2019

Accrued expenses and other	$9,749	$10,357
Subcontractors accrual	2,494	1,627
Accrued taxes	3,264	1,738
Deferred consideration	-	2,035

	$15,507	$15,757

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

2.From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows and believes that it had provided an adequate accrual to cover the costs to resolve the such legal proceedings, demands and claims.

NOTE 12:-SHAREHOLDERS' EQUITY

The Company's shares are listed for trade on the NASDAQ Global Select Market under the symbol "RDWR".

a.Rights of shares:

Ordinary Shares:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividend, if declared.

b.Treasury stock:

In April 2019, the Company's board of directors authorized a new plan for the repurchase of up to an aggregate of $40,000 of the Company's ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.

In March 2020, the Company's board of directors authorized a new plan for the repurchase of up to an aggregate of $20,000 of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

In May 2020, the Company’s board of directors authorized a new plan for the repurchase of up to an aggregate of $56,800 of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan will expire on May 5, 2021.

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

The number of “Reserved and Authorized Shares” under the Equity Plans shall equal the sum of (i) the number of ordinary shares reserved and authorized under the Equity Incentive, and other awards granted under the Equity Incentive Plans as of such date, and (ii) the number of ordinary shares reserved.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

As of December 31, 2020, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

2020

Stock options exercised and outstanding	28,630,047
RSUs vested and outstanding	3,630,294
Ordinary shares available for issuance under the Equity Incentive Plans	1,052,626

Total reserved and authorized shares as of December 31, 2020	33,312,967

A summary of employees and directors option activity under the Company's Stock Option Plans as of December 31, 2020 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2020	4,298,279	$19.54	3.12	$27,514
Granted	1,120,144	23.76
Exercised	(1,004,623)	14.72
Expired	(12,500)	23.50
Forfeited	(764,250)	20.44

Outstanding at December 31, 2020	3,637,050	$21.97	3.41	$21,021

Exercisable at December 31, 2020	965,596	$18.76	1.67	$8,685

Vested and expected to vest at December 31, 2020	3,346,705	$21.85	3.32	$19,737

The weighted-average grant-date fair value of options granted during the years ended December 31, 2020, 2019 and 2018 was $4.74, $5.54 and $6.67, respectively.

As of December 31, 2020, there was approximately $8,173 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.58 years.

The total intrinsic value of options exercised during the years 2020, 2019 and 2018 was 965,596, 1,125,612 and 1,112,589, respectively.

The aggregate intrinsic value of the outstanding stock options at December 31, 2020 and 2019, represents the intrinsic value of 3,637,050 and 3,579,879, respectively, outstanding options that are in-the-money as of such dates. No outstanding options were out-of-the-money as of December 31, 2020.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

The options outstanding under the Company's Stock Option Plans as of December 31, 2020, have been separated into ranges of exercise price as follows:

December 31, 2020
Outstanding				Exercisable
Ranges of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted Average Exercise price

$10.04-14.74	479,825	0.93	$13.46	380,817	$13.14
$15.09-19.30	389,223	1.75	$17.20	211,479	$17.21
$20.62-24.89	1,920,227	4.48	$23.14	127,425	$22.57
$25.21-27.15	847,775	3.13	$26.32	245,875	$26.81

	3,637,050			965,596

The following table summarizes information relating to RSUs, as well as changes to such awards during 2020:

Year ended December 31, 2020

Outstanding at January 1, 2020	1,366,913
Granted	1,023,599
Vested	(348,548)
Forfeited	(135,158)

Outstanding as of December 31, 2020	1,906,806

As of December 31, 2020, there was approximately $28,441 of total unrecognized compensation costs related to non-vested RSUs granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.72 years.

The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2020, 2019 and 2018 were $22.54, $23.41 and $23.82, respectively.

Stock-based compensation was recorded in the following items within the consolidated statements of income:

	Year ended December 31,
	2020	2019	2018

Cost of revenues	$188	$224	$221
Research and development, net	4,409	2,855	3,123
Sales and marketing	8,315	6,953	7,072
General and administrative	3,633	3,032	2,087

Total expenses	$16,545	$13,064	$12,503

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2020	2019	2018

Numerator for basic and diluted net earnings per share:

Net income	$9,636	$22,566	$11,735

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings per share	46,460,974	46,816,899	45,289,296
Effect of dilutive securities:
Employee stock options and RSUs	1,278,566	1,706,221	2,402,572

Denominator for diluted net earnings per share	47,739,540	48,523,120	47,691,868

Basic net earnings per share	$0.21	$0.48	$0.26

Diluted net earnings per share	$0.20	$0.47	$0.25

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME

a.General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2020	2019

Beginning balance	$5,597	$3,214
Additions for prior year tax positions	657	484
Additions for current year tax positions	871	1,899

Ending balance	$7,125	$5,597

As of December 31, 2020, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

The Company adjusts the unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available.

During the years ended December 31, 2020, 2019 and 2018 amounts of $657, $484 and $(88), respectively, were added (deducted from) to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2020, and 2019, the Company had accrued interest liability related to uncertain tax positions in the amounts of $698 and $460 respectively, which is included within income tax accrual on the consolidated balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within taxes on income expense.

The Company's U.S subsidiary files income tax return in the U.S federal jurisdiction. As of December 31, 2020, the 2013 through 2019 tax years are open and may be subject to potential examinations in the U.S.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

b.Israeli taxation:

1.Foreign Exchange Regulations:

Commencing taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations. Under the Foreign Exchange Regulations the Israeli company is calculating its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

2.Tax rates:

The Israeli corporate tax rate in 2020, 2019 and 2018 was 23%. A company is taxable on its real capital gains at the corporate tax rate in the year of sale.

3.Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment (the “Investment Law”) as of 2014 tax year. The election is irrevocable. Under the Preferred Enterprise regime, The uniform corporate tax rate was 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel during 2016 and 2017.

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments ("Amendment 73") was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Amendment 73 also prescribes special tax tracks for technological enterprises, the new tax tracks under the amendment are as follows:

Technological preferred enterprise - an enterprise whose total consolidated revenues (parent company and all subsidiaries) is less than NIS 10 billion. Technological Preferred Enterprise, as defined in the law, which is located in the center of Israel (where our Israeli subsidiary is currently located) is subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A, the tax rate is 7.5%), subject to satisfaction of a number of conditions, including compliance with a minimal amount or ratio of annual Research and development expenditure and Research and development employees, as well as having at least 25% of annual income derived from exports.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

The Company believes it meets the Technological preferred enterprise conditions.

Income not eligible for Preferred Technological Enterprise benefits is taxed at a regular rate, 23% from 2018 onwards.

Prior to 2014, most of the Company’s income was exempt from tax or subject to reduced tax rates under the Approved Enterprise program or the Beneficiary Enterprise in the Investment Law. Upon distribution of exempt income, the distributing company will be subject to corporate reduced tax rates ordinarily applicable to such income under the Investment Law.

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

Out of the Company's retained earnings as of December 31, 2020, $140,164 are tax-exempted attributable to its Beneficiary and Approved Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits, and an income tax liability of up to $32,237 would be incurred as of December 31, 2020.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

c. Taxes on income are comprised as follows:

	Year ended December 31,
	2020	2019	2018

Current taxes	$3,995	$4,678	$5,371
Deferred taxes	333	(1,535)	(2,308)

	$4,328	$3,143	$3,063

Domestic	$2,648	$1,833	$2,049
Foreign	1,680	1,310	1,014

	$4,328	$3,143	$3,063

	Year ended December 31,
	2020	2019	2018
Domestic taxes:

Current taxes	$3,166	$3,670	$2,206
Deferred taxes	(518)	(1,837)	(157)

	2,648	1,833	2,049
Foreign taxes:

Current taxes	829	1,008	3,165
Deferred taxes	851	302	(2,151)

	1,680	1,310	1,014

	$4,328	$3,143	$3,063

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

d.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2020	2019

Carryforward losses and tax credit	$6,962	$7,175
Deferred revenues	4,158	4,967
Temporary differences	6,071	4,484

Deferred tax assets before valuation allowance	17,191	16,626
Valuation allowance	(1,992)	(1,477)

Net deferred tax assets	15,199	15,149

Intangible assets, including goodwill	(4,699)	(5,140)
Depreciable assets	(2,024)	(1,497)
Unrealized gains on marketable securities	(453)	(388)

Deferred tax liability	(7,176)	(7,025)

Net deferred tax assets	$8,023	$8,124

e.Foreign:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Apportioned income is also subject to tax in various states.

Through December 31, 2020, the U.S. subsidiary had a U.S. federal loss carryforward of $4,761, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2023 and fiscal 2038.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

On March 27, 2020, President Donald J. Trump signed the Coronavirus Aid Relief, and Economic Security Act (the “CARES Act”) into law. The Act includes several significant business tax provisions that, among other things, eliminate the taxable income limit for certain net operating losses and allow businesses and individuals to carry back Net Operating Losses (“NOLs”) arising in 2018, 2019, and 2020 to the five prior tax years. As a result of the aforementioned NOLs provision in the CARES Act, management intend is to carry back NOLs generated in 2019 and 2020 to tax years 2014 and 2015. The applicable tax rate during these years was 34%, therefore, recognizing a deferred benefit of $1,567 due to the remeasurement of the NOLs deferred tax asset.

The Company continues to monitor tax implications resulting from new legislation passed in response to the COVID-19 pandemic in the federal, state and foreign jurisdictions where it has an income tax expense.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

g.A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the consolidated statements of income is as follows:

	Year ended December 31,
	2020	2019	2018

Income before taxes, as reported in the consolidated statements of income	$13,964	$25,709	$14,798

Statutory tax rate	23%	23%	23%
Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$3,212	$5,913	$3,404
Tax adjustment in respect of different tax rate of foreign subsidiary	(185)	-	65
Non-deductible expenses and other permanent differences	83	188	(340)
Deferred taxes on losses for which valuation allowance was provided, net	959	592	743
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	(152)	(2,175)	(2,259)
Foreign withholding taxes	1,489	-	-
Stock compensation relating to stock options per ASC No. 718	1,258	821	1,073
Income taxes in respect of prior years	292	330	273
Change of tax rate	(599)	-	696
Approved, Privileged and Preferred enterprise loss (benefits) (*)	(1,844)	(2,783)	(684)
Other	(185)	257	92

Actual tax expense	$4,328	$3,143	$3,063

(*) Basic earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.04	$0.06	$0.00

Diluted earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.04	$0.06	$0.00

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 14:-TAXES ON INCOME (Cont.)

h.Income before taxes on income is comprised as follows:

	Year ended December 31,
	2020	2019	2018

Domestic	$7,751	$19,185	$9,009
Foreign	6,213	6,524	5,789

Income before taxes on income	$13,964	$25,709	$14,798

NOTE 15:-GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2020, 2019 and 2018 from a geographical perspective:

	Year ended December 31,
	2020	2019	2018

Revenues from sales to customers located at:

The United States	$93,707	$85,447	$82,990
America - other	20,708	20,982	19,501
EMEA *)	78,361	75,275	75,751
Asia Pacific	57,251	70,368	56,162

	$250,027	$252,072	$234,404

*)	Europe, the Middle East and Africa. For the year ended December 31, 2018, revenues from sales to customers located in Germany amounted to $ 23,863.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- GEOGRAPHIC INFORMATION (Cont.)

The following table presents long-lived assets as of December 31, 2020 and 2019 from a geographical perspective:

	December 31,
	2020	2019

Long-lived assets, by geographic region:

America (principally the United States)	$3,592	$4,220
Israel	43,711	32,382
EMEA - other	1,314	1,351
Asia Pacific	2,182	3,162

	$50,799	$41,115

NOTE 16:-SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2020	2019	2018
Financial income, net:

Interest on bank deposits and other	$5,916	$7,016	$5,279
Amortization of premiums, accretion of discounts and interest on debt marketable securities, net	3,700	3,639	2,304
Other gain	639	537	-
Bank charges	(189)	(124)	(113)
Foreign currency differences, net	(2,270)	(2,276)	(196)

	$7,796	$8,792	$7,274

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain members of the Company's board of directors, management or shareholders have interest:

a.The following related party balances are included in the consolidated balance sheets:

	December 31,
	2020	2019

Trade receivables and prepaid expenses	$2,614	$3,982

Trade payables and accrued expenses	$1,008	$1,419

b.The following related party transactions are included in the consolidated statements of income:

	Year ended December 31,
	2020	2019	2018

Revenues (1)	$3,177	$4,476	$2,491

Cost of revenues (2)	$10,196	$7,061	$6,956

Operating expenses, net - primarily lease, sub-contractors and communications (3)	$5,201	$4,888	$4,757

Purchase of property and equipment	$1,586	$1,944	$2,761

(1)Distribution of the Company's products on a non-exclusive basis.

(2)Related to cost of product purchased from one of the related companies. The Company depends on a sole single managed security service provider, which is a related party, to provide services as part of its protection services. If the managed security service provider fails to provide or delay the delivery of the services, the Company will be required to seek alternative sources of the services. A change in its managed security service provider could result in a possible loss of sales and, consequently, could adversely affect the Company's operation and financial performance.

(3)The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company provides certain services to related parties.