Form 20-F
period 2021-12-31
RADWARE LTD
filed 2022-04-11
CIK 1094366

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Guy Avidan

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2021):

45,871,957 Ordinary Shares, NIS 0.05 par value per share

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

We have registered trademarks for, among others, Radware®; Radware Logo:

®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; StringMatch Engine®; Web Server Director®; APSolute Vision®; vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; CyberStack®; Virtual DefensePro®; VADI® (Virtual Application Delivery Infrastructure); ShieldSquare® and the ShieldSquare Logo: ®, and we have non-registered trademarks for, among others, ADC-VX™ and Inflight™. Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

On April 4, 2022, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.21 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

Table of Contents

PART I		8
ITEM 1.	Identity of Directors, Senior Management and Advisers	8
ITEM 2.	Offer Statistics and Expected Timetable	8
ITEM 3.	Key Information	9
A.	[Reserved]	9
B.	Capitalization and Indebtedness	9
C.	Reasons for the Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4.	Information on the Company	38
A.	History and Development of the Company	38
B.	Business Overview	39
C.	Organizational Structure	58
D.	Property, Plants and Equipment	60
ITEM 4A.	UNRESOLVED STAFF COMMENTS	60
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	61
A.	Operating Results	61
B.	Liquidity and Capital Resources	71
C.	Research and Development, Patents and Licenses, etc.	75
D.	Trend Information	75
E.	Critical Accounting Estimates	79
ITEM 6.	Directors, Senior Management and Employees	83
A.	Directors and Senior Management	83
B.	Compensation	87
C.	Board Practices	91
D.	Employees	95
E.	Share Ownership	96
ITEM 7.	Major Shareholders and Related Party Transactions	100
A.	Major Shareholders	100
B.	Related Party Transactions	102
C.	Interests of Experts and Counsel	106
ITEM 8.	Financial Information	107
A.	Consolidated Statements and other Financial Information	107
B.	Significant Changes	107

ITEM 9.	The Offer and Listing	108
A.	Offer and Listing Details	108
B.	Plan of Distribution	108
C.	Markets	108
D.	Selling Shareholders	108
E.	Dilution	108
F.	Expenses of the Issue	108
ITEM 10.	Additional information	109
A.	Share Capital	109
B.	Memorandum and Articles of Association	109
C.	Material Contracts	109
D.	Exchange Controls	109
E.	Taxation	109
F.	Dividends and Paying Agents	124
G.	Statement by Experts	124
H.	Documents on Display	124
I.	Subsidiary Information	124
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	125
ITEM 12.	Description of Securities other than Equity Securities	127
PART II		128
ITEM 13.	Defaults, Dividend Arrearages and Delinquencies	128
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	128
ITEM 15.	Controls and Procedures	128
ITEM 16.	RESERVED	129
ITEM 16A.	Audit Committee Financial Expert	130
ITEM 16B.	Code of Ethics	130
ITEM 16C.	Principal Accountant Fees and Services	130
ITEM 16D.	Exemptions from the Listing Standards for Audit Committees	131
ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	132
ITEM 16F.	Change in Registrant's Certifying Accountant	132
ITEM 16G.	Corporate Governance	133
ITEM 16H.	Mine Safety Disclosure	133
PART III		134
ITEM 17.	Financial Statements	134
ITEM 18.	Financial Statements	134
ITEM 19.	Exhibits	134
SIGNATURE		136

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.           [Reserved]

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

•	Outages, interruptions or delays in hosting services could impair the delivery of our cloud-based security services and harm our business.

•	Our global operations may expose us to additional risks.

•	We have incurred net losses in the past and may incur losses in the future.

•	A slowdown in the growth of the cyber security and application delivery solutions market would reduce our addressable market and solutions sales.

•	If the market for our cloud-based solutions does not continue to develop and grow, we may incur capital and operation losses.

•	Our solutions may have long sales cycles, which may reduce the predictability of our financial performance.

•	We may pursue acquisitions or other investments that could disrupt our business and harm our financial condition.

•	Our business in countries with a history of corruption and transactions with foreign governments increases the risks associated with our international activities.

•	Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

•	Undetected defects and errors may increase our costs and impair the market acceptance of our products.

•	Our business and operating results could suffer if third parties infringe upon our proprietary technology.

•	Our products may infringe on the intellectual property rights of others.

•	Laws, regulations and industry standards affecting our business are evolving, and unfavorable changes could harm our business.

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

•
The adoption of tax reforms and the enactment of additional legislation changing the United States’ taxation of international business activities could materially impact our financial position and results of operations.

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

•
Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries.

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

•
The tax benefits we may receive in connection with our preferred enterprise program require us to satisfy prescribed conditions and may be terminated or reduced in the future.  This would increase taxes and decrease our net profit.

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

Our business is affected by global economic conditions, uncertainties and downturns, including as a result of the war in Ukraine (see the risk factor below titled “Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries”), the tensions between China and Taiwan and the COVID-19 pandemic, which may impact current and anticipated market demand for our solutions. Uncertainties about current global economic conditions continue to pose a risk as customers may postpone or reduce demand and spending in response to such uncertainties. This could result in, among other things, a reduction in our revenues or a failure to achieve anticipated revenue growth, longer sales cycles, and slower adoption of new technologies as well as downward pressure on the price of our solutions. Each of the above scenarios could have a material adverse effect on our business, operating results and financial condition.

We depend upon independent distributors to sell our solutions to customers.  If our distributors do not succeed in selling our products and services, we may not be able to operate profitably.

Our growth strategy depends upon, among other things, increasing sales of our solutions, both directly and indirectly through our different distribution channels. We sell our solutions primarily to independent distributors, including value added resellers (VARs), original equipment manufacturers (OEMs) and global system integrators (GSIs), and are highly dependent upon these distributors’ active marketing and sales efforts. Our distribution agreements with our distributors generally are non-exclusive, ranging in duration with no renewal obligation on the part of our distributors. Our distribution agreements also typically do not prevent our distributors from selling products and services of our competitors and do not contain minimum sales or marketing performance requirements. As a result, our distributors may give higher priority to products and services of our competitors or their own products, thereby reducing their efforts to sell our products and services. In addition, we may not be able to maintain our existing distribution relationships, and we may not be successful in replacing them on a timely basis, or at all. We may also need to develop new distribution channels for new products and services, and we may not succeed in doing so. Any changes in our distributor relationships or distribution channels, including a termination or other disruption of our commercial relationship with our distributors or our inability to establish distribution channels for new products and services, could impair our ability to sell our products and services and have a material adverse effect on our business, financial condition and results of operations.

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

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, caused disruptions in global supply chains, and decreased consumer mobility and activity. Our business has been affected in various ways, including in our sales and marketing, our supply chain and our employees.

For example, the COVID-19 pandemic has caused companies to shift working arrangements to feature remote access and working from home, and, as a result, required some of our customers to invest in enabling and securing such remote access, resulting in an increased demand for our solutions that offset some of the negative impacts of COVID-19 described in this annual report. There is no guarantee that any increased investments by our customers will continue after the COVID-19 pandemic subsides. At the same time, the COVID-19 pandemic has negatively impacted our business by causing some delays in purchasing decisions by some of our customers, and some difficulties in acquiring new customers given travel limitations and limits on in-person interactions with our customers and prospective customers, as well as some disruptions in our supply chain and delivery of products to customers. For example, circumstances related to the COVID-19 pandemic have triggered disruptions in global supply chains and interruptions and delays involving freight carriers that, in turn, have caused difficulties in timely obtaining components from our suppliers, as well as transportation of our products after manufacture to our customers.

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

Our ability to meet customer demands depends in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We cannot assure you that we will not encounter supply and fulfilment issues in the future and certain components are presently available to us only from limited sources (see the risk factor below titled “We rely on a few vendors to provide our hardware platforms and components for the manufacture of our products” and the discussion under Item 4.B "Business Overview—Manufacturing and Suppliers"). We may not be able to diversify sources in a timely and cost-effective manner, which could harm our ability to deliver products to customers and adversely impact present and future sales and profitability.

We may experience a shortage of certain component parts as a result of our own manufacturing issues, manufacturing issues at our suppliers or contract manufacturers, capacity problems or transportation and freight carriers issues experienced by our suppliers or contract manufacturers, or strong demand in the industry for those parts, especially if there is growth in the overall economy. If there is growth in the economy, such growth is likely to create greater pressures on us and our suppliers to accurately project overall component demand and component demands within specific product categories and to establish optimal component levels. If shortages or delays persist, such as due to the worldwide chipset shortage, the price of these components may increase, or the components may not be available at all.

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

Any disruption in our supply chain, such as disruptions resulting from failure in telecommunication systems; acts of war, terrorism, cyber-attacks or natural disasters, including major environmental or public health concerns, such as the recent COVID-19 pandemic (see the risk factor above titled “The COVID-19 pandemic has impacted and may continue to impact our business, operating results and financial condition” and the discussion under Item 4.B "Business Overview—Manufacturing and Suppliers"); lack of skilled labor; the disruption of transportation networks; and adverse weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

We rely on a few vendors to provide our hardware platforms and components for the manufacture of our products.

We primarily rely on a few original design manufacturers, or ODMs, for the manufacture and supply of our hardware platforms, with approximately 88% of our direct product costs in 2021 related to these vendors. If we are unable to continue to acquire from these ODMs and/or other components vendors on acceptable terms or should any of these ODMs and/or components vendors cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers provider could result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time during such a transition period, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to attract, train and retain highly qualified personnel.

Our products and services require sophisticated technology, marketing and sales expertise. Accordingly, we need highly trained research and development, sales, marketing, technical, customer support, operations and IT personnel. Competition for such qualified personnel, especially in the cyber security domain, is intense. In particular, while there has been intense competition for such qualified personnel in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021, which contributed to significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including qualified personnel in the cyber security domain. In addition, while we utilize non-competition agreements with our employees as a means of improving our employee retention, we may be unable to enforce these agreements under applicable laws. In light of the foregoing, we may not be able to hire or retain sufficient personnel to support our business operations or, if we do, we may be required to offer increased compensation to attract such employees, which could have a material adverse effect on our business, financial condition and results of operations.

Competition in the market for cyber security and application delivery solutions and in our industry, in general, is intense. If we are unable to compete effectively, we may lose market share, and we may be unable to maintain profitability.

The cyber security and application delivery solutions marketplace is highly competitive and has very few barriers to entry, particularly in our focus areas. We expect competition to intensify in the future, and we may lose market share if we are unable to compete effectively.

Most of our competitors have greater financial, personnel and other resources than we have, which may limit our ability to effectively compete with them. We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Current and future participants may also be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can. Larger companies with substantial resources, brand recognition and sales channels may form alliances with or acquire competing cyber security and application delivery solutions and emerge as significant competitors.

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

The market for cyber security and application delivery solutions is characterized by rapid technological changes, driven primarily by accelerated digital transformation including a dramatic increase in work from home initiatives, a rapid shift to online business activity, and increased migration to cloud environments. Such technological changes and transformations are accompanied by, in addition to a rapidly evolving and active cyber threat landscape, changes in application infrastructure tools and increasingly demanding compliance mandates. The challenges we face include:

•	increasing throughput, capacity, performance and efficiency of our core products, to cope with growing velocity and complexity of attacks;

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

•
adapting to changes in the cyber threat landscape, by extending our security coverage to include cloud-native attacks (cloud access management and workloads), application level attacks, usage of open source third party libraries, encrypted attacks, automated attacks and edge delivery related attacks;

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

In order to meet these challenges and remain competitive in the market, we have introduced, and must continue to introduce, new solutions and enhancements to our existing solutions. Accordingly, our future success will depend, to a substantial extent, on our ability to accurately and timely identify market trends and anticipate changing market requirements and needs; on our ability to invest (including through acquisition of complimentary solutions) in research and development and timely develop, introduce and support relevant and desired new solutions and enhancements; and on our ability to gain market acceptance of our offerings. There can be no assurances that our continued investment in research and development, including associated capital expenditures, will ultimately allow us to remain competitive in our industry or otherwise result in successful solutions that generate expected sales and support our growth. In addition, diversifying our solution portfolio might expose us to direct competition with new players and might require additional investments in the associated sales and marketing practices.

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

Any errors, defects, or misconfigurations could cause our solutions to not meet specifications, be vulnerable to security attacks or fail to secure networks or applications which could negatively impact customer operations and consequently harm our business and reputation. In addition, we may suffer significant adverse publicity and reputational harm if our solutions are associated, or are believed to be associated with, or fail to reasonably protect against, a security attack or a breach at a high-profile customer. Moreover, any actual or perceived cyber-attack, other security breach, exposure or theft of our or our customers’ data, regardless of whether the breach or theft is attributable to the failure of our solutions, could:

•	adversely affect the market’s perception of our security solutions,

•	cause current or potential customers to look to our competitors for alternatives,

•	require us to expend significant financial resources to analyze, correct or eliminate any vulnerabilities, and

•	lead to investigations, litigation, fines and penalties, any of which could have a material adverse effect on our operations, financial condition and reputation.

Cyber-attackers or other malicious actors are increasingly sophisticated, may be state actors or affiliated with organized crime, and may operate large-scale and complex automated attacks. In addition, the techniques they use to access or sabotage networks or applications or to disrupt operations (for example, via ransomware) change frequently and generally are not recognized until launched against a target. As a result, our solutions may be unable to anticipate these techniques and provide timely protection to our end-users’ networks or applications, particularly due to the increased use by attackers of tools and techniques that are designed to circumvent security controls, to avoid detection and to remove or obfuscate evidence. In addition, the COVID-19 pandemic has significantly impacted online behavior and the security of businesses and individuals, and we have observed a significant increase in cyberattack activity since the beginning of the pandemic. If we fail to identify and respond to new and increasingly complex methods of attack or to update our solutions to detect or prevent such threats in time to protect our end-users’ critical business data, the integrity of our solutions and reputation, as well as our business and operating results, could suffer.

Furthermore, security breaches or defects in our solutions could result in loss or alteration of, or unauthorized access to, customers’ data and compromise our customers’ networks and applications that are secured by our physical and cloud solutions. If such a security breach results in the disruption or loss of availability, integrity or confidentiality of customers’ data, we could incur significant liability to our customers and to businesses or individuals whose information was being handled by our customers, in addition to regulatory agencies.  There can be no assurance that limitation of liability, indemnification or other protective provisions that we attempt to include in our contracts would be applicable, enforceable or adequate in connection with a security breach, or would otherwise protect us from any such liabilities or damages with respect to any particular claim

There is no guarantee that our solutions will be free of flaws or vulnerabilities. Our end-users may also misuse our solutions, which could result in vulnerabilities to a breach or theft of business data.

As a security provider, if our internal network system is compromised by cyber-attackers or other malicious actors, or by a critical system failure, our reputation, financial condition and operating results could be materially adversely affected.

We will not succeed with our application and network security solutions unless the marketplace is confident that we provide effective cyber security protection. We provide security solutions, and as a result, we have been and continue to be an attractive target of cyber-attacks and other security incidents, which we have experienced from time to time, that are aimed at our own internal systems and network environment. We are subject to many different types of attacks, including, among others, malware, viruses and attachments to e-mails, web application attacks, e-mails, web application attacks (DDoS) attacks and other disruptive activities of individuals or groups, all of which are designed to impede the performance of our solutions, penetrate our network security or the security of our cloud platform or our internal systems, misappropriate proprietary and other information and/or cause other interruptions to our services. Furthermore, third parties may attempt to illegally induce employees or customers into disclosing our proprietary information or otherwise compromising the security of our internal networks, systems or physical facilities in order to gain access to our data or our customers’ data.  To date, none of the malicious acts by third parties on our network systems that we have identified has resulted in a material adverse impact to our business or operations. Nonetheless, if we experience an actual or perceived breach of security in our internal systems, it could adversely affect the integrity and market perception of our solutions. Furthermore, the costs to eliminate or address security threats and vulnerabilities before or after a cyber-security incident could be significant.

We rely on third-party service providers to supply physical hosting, cloud environments and specific support technologies in order to deliver and support our security solutions, in addition to internal functions, such as human resources, finance, and electronic communications, all of which are designed to enable us to conduct, monitor and/or protect our business, operations, systems and data assets. Such third-party service providers have from time to time been subject to and continue to be subject to cyber-attacks, malicious actors and other security incidents. While we periodically evaluate the internal security posture of each third-party service provider to determine their level of compliance, we may not be able to detect any breach in the first instance it occurs. These risks may impact the integrity and availability of our solutions and may expose us to legal and reputational liability.

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

In addition, any such security breach could disrupt or impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our reputation and business could suffer.

Outages, interruptions or delays in hosting services could impair the delivery of our cloud-based security services and harm our business.

We offer infrastructure that supports our DDoS scrubbing center services, web application firewall (WAF) and bot management cloud-based services. In addition, we provide other services through the cloud, such as Cloud Native Protector (CNP) and Content Delivery Network (CDN). Despite precautions taken within our own internal network and at these third-party facilities, the occurrence of a natural disaster or an act of terrorism or other unanticipated problems could result in lengthy interruptions in our services.

The cloud-based security services that we provide are operated from a network of third-party facilities that host the software and systems that operate these security services. Any damage to, or failure of, or significant disruptions (for example, due to ransomware) to, our internal systems or systems at third-party hosting facilities could result in outages or interruptions in our cloud-based services. Outages or interruptions in our cloud-based security services, whether as a result of impacts to our or our third-party hosting facilities or otherwise,  may cause our customers to experience cyber-attacks and to believe that our cloud-based security services are unreliable, cause us to issue credits or pay penalties or damages, cause customers to terminate their subscriptions and adversely affect our reputation and renewal rates and our ability to attract new customers, ultimately harming our business and results of operations.

Our global operations may expose us to additional risks.

We currently offer our solutions in over 80 countries. For the years ended December 31, 2021 and 2020, our sales outside North, Central and South America represented approximately 55% and 54%, respectively, of our total sales. We also rely on third-party service providers around the world to supply physical hosting and cloud environments in order to deliver and support our cloud-based services. Our global business operations involve varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, difficulties and costs of staffing and managing foreign operations; the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes in the interpretations thereof and reduced protection for intellectual property rights in some countries; partial or total expropriation; export duties and quotas; local tax exposure; economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental or public health concerns, such as the recent COVID-19 pandemic; differences in business practices; recessionary environments in multiple foreign markets; and damage to, or failure of, systems at third-party hosting facilities around the word resulting in outages or interruptions in our cloud-based services. We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

We have incurred net losses in the past and may incur losses in the future.

Although we have been profitable in the past several years, we incurred net losses in the past, such as during 2017 and 2016. Our ability to maintain or increase profitability in the future depends in part on the following factors: the economic health of the global economy, including the potential effects of the COVID-19 pandemic; the rate of growth of, and changes in technology trends in our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies and deliver new solutions in a timely manner; the competitive position of our products and services; the continued acceptance of our solutions by our customers and in the industries that we serve; and our ability to manage expenses. In the future, it may be necessary to undertake cost reduction initiatives to remain profitable, which could lead to a deterioration of our competitive position. Any difficulties that we encounter as we reduce our costs could negatively impact our results of operations and cash flows. Our revenues may  not continue to increase or may grow at a lower rate than we have experienced in the past several years or may even decline, which would negatively impact our results of operations and cash flows. We cannot assure you that we will remain profitable.

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

The cyber security and application delivery market in which we operate is rapidly evolving, and we cannot assure you that it will continue to develop and grow. In addition, we cannot assure you that our solutions and technology will keep pace with the changes to this market. Market acceptance of cyber security and application delivery solutions may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for cyber security and application delivery solutions does not continue to grow, or grows at a slower pace than expected, we may not be able to sell enough of our solutions to maintain or increase our profitability.

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

Our business in countries with a history of corruption and transactions with foreign governments increases the risks associated with our international activities.

As we operate and sell internationally, we are subject to the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), the U.K. Bribery Act of 2010 (the "UK Bribery Act” and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We have operations, deal with and make sales to governmental customers in countries known to experience corruption, particularly certain emerging countries in Eastern Europe, South and Central America, East Asia, Africa and the Middle East. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, channel partners or sales agents that could be in violation of various anti-corruption laws, even though these parties may not be under our control. While we have implemented safeguards to prevent these practices by our employees, consultants, channel partners and sales agents, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, channel partners or sales agents may engage in conduct for which we might be held responsible. Violations of the FCPA, the UK Bribery Act or other anti-corruption laws may result in severe criminal or civil sanctions, including suspension or debarment from government contracting, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A large portion of our expenses in Israel, principally salaries and related personnel expenses, are paid in NIS, whereas most of our revenues are generated in U.S. dollars. When the U.S. dollar is weak, our foreign currency-denominated expenses will be higher, whereas if the U.S. dollar is strong, our foreign currency-denominated expenses will be lower. If the NIS strengthens against the U.S. dollar, the dollar value of our Israeli expenses will increase and may have a material adverse effect on our business, operating results and financial condition;

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

Our success depends, in part, upon the protection of our proprietary software installed in our products, our trade secrets and trademarks. We seek to protect our intellectual property rights through a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, distributors and others. In the United States and several other countries, we have registered or acquired trademarks. In addition, we have registered patents in the U.S. and other jurisdictions and have pending patent applications and provisional patents in connection with several of our products’ features.

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

Third parties may assert claims that we have violated a patent, trademark, copyright or other proprietary intellectual property right belonging to them. As is characteristic of our industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights, or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in significant costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in litigation alleging infringement could require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. An unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business, reputation and operating results.

Laws, regulations and industry standards affecting our business are evolving, and unfavorable changes could harm our business.

Laws, regulations and industry standards that apply to our business are becoming more prevalent and constantly evolving, particularly in the area of data privacy and cybersecurity. We may be impacted by changes in privacy-related and cybersecurity-related regulations governing the collection, use, retention, sharing and security of personal data that we collect, utilize, or otherwise process from our customers and/or visitors to their websites and others. Complying with a diverse range of privacy and cybersecurity requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Any failure, or perceived failure, by us to comply with any privacy or cybersecurity-related laws, government regulations or directives, or industry self-regulatory principles could result in damage to our reputation or proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business.

For example, in the European Economic Area (EEA), we are subject to the General Data Protection Regulation 2016/679 (GDPR) and in the United Kingdom we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018 (UK DP Laws), in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA member states and the United Kingdom, impose a strict data protection compliance regime. Our compliance with GDPR and UK DP Laws, as well as other data privacy and cybersecurity laws around the world, evolving regulations of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations, has required and will continue to require us to invest significant resources in compliance and compliance-related areas.

Furthermore, laws, regulations and industry standards are subject to constant and, at times, drastic changes that, particularly in the case of industry standards, may arrive with little or no notice, and these could either help or hurt the demand for our solutions. If we are unable to adapt our solutions to changing laws, regulations and industry standards in a timely manner, or if our solutions fail to assist our customers with their compliance initiatives, our customers may lose confidence in our solutions and could switch to competing solutions. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. These recent developments may require us to review and amend the legal mechanisms by which we make and/ or receive personal data transfers to or in the U.S.  Such legal developments also cause us to look at our operations and review our data flows to ensure we can continue to meet clients’ increasing requests for data to remain in-country or in-region. At the same, time, if, contrary to this trend, regulations and standards related to cyber security are changed in a manner that makes them less onerous, our customers may view government and industry regulatory compliance as less critical to their businesses, and our customers may purchase fewer of our solutions, or none at all. In either case, our sales and financial results would be negatively impacted and could be materially adversely affected.

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

The amount of goodwill and intangible assets on our consolidated balance sheets was, as of December 31, 2021, approximately $51.9 million. We regularly review our intangible and tangible assets, including goodwill, for impairment. Goodwill and acquired research and development not yet ready for use are subject to impairment review at least annually. Other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing has led to, and may in the future lead to, significant additional impairment charges.

Additional tax liabilities, including due to tax positions we took, could materially adversely affect our results of operations and financial condition.

We operate our business in various countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in the countries in which we operate, whether due to tax positions that we have taken in various tax returns we have filed or due to determinations we have made not to file tax returns in certain jurisdictions. In particular, not all of our tax returns are final and may be subject to further audit and assessment by applicable tax authorities. There can be no assurance that the applicable tax authorities will accept our tax positions, and, if they do not, we may be required to pay additional taxes. In the past few years, certain tax authorities who have audited our tax returns have rejected our tax positions, and, while we intend to vigorously maintain our positions, we cannot be sure that our positions will be accepted, and we may end up paying additional taxes, whether as a result of litigation, if instituted, or settlement negotiations. While we have established reserves based on assumptions and estimates that we believe are reasonable to cover such positions, these reserves may prove to be insufficient and as such, our future results may be adversely affected.

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

In December 2017, the Tax Cuts and Jobs Act (the "TCJA") was enacted, which significantly reforms the Code. The TCJA, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of certain expenses, restricts the use of net operating loss carryforwards arising after December 31, 2017, and allows for the expensing of capital expenditures.

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

Additionally, the U.S. presidential administration and members of the U.S. Congress have proposed significant changes in U.S. federal income tax law, regulation and government policy within the United States, which could affect us and our business. For example, these proposals include significant changes to the U.S. federal income taxation of business entities including, among others, an increase in the corporate income tax rate from a fixed 21% to graduated rates of up to 28%, an increase in the tax rate applicable to global intangible low-taxed income and elimination or restriction of certain related exemptions, and the imposition of minimum taxes or surtaxes on certain types of income. These proposals are being considered by U.S. Congress, but the likelihood of these or other changes being enacted or implemented is unclear. We are currently unable to predict whether these or other changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our consumers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

We maintain substantial balances of cash and liquid investments as strategic assets for purposes of acquisitions and general corporate purposes, including share repurchases. Our cash, cash equivalents, short- and long-term bank deposits and marketable securities totaled $465.8 million as of December 31, 2021, compared with $448.8 million as of December 31, 2020. The performance of the capital markets is the primary factor that affects the values of funds that are held in marketable securities. While we believe we have taken a conservative approach in our investments, by investing the majority of our debt marketable securities portfolio at securities that are rated A- or higher, these assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly, including, without limitation, by the economic effects of the COVID-19 pandemic.

Financial income is a component of our net income and the outlook for our financial income is dependent, in part, on the future direction of interest rates, exchange rates, the amount of any share repurchases or acquisitions that we make and the amount of cash flows from operations that are available for investment. For example, for the years ended December 31, 2021 and 2020, we had $4.4 million and $7.8 million, respectively, of net financial income, that was primarily derived from the value of our investments. The performance of the capital markets affects the values of our funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns. Due to certain market developments, including investments’ rating downgrades, the fair value of these investments may decline. If market conditions continue to fluctuate, the fair value of our investments may be impacted accordingly. Although our investment guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility.

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

In terms of credit risk, our investment portfolio policy is “buy and hold” while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate bonds and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if turmoil in the financial markets reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income (loss) during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income (loss), our reported net income would have decreased by $0.5 million during the year ended December 31, 2021 and would have increased by $1.5 million during the year ended December 31, 2020. Any significant decline in our financial income or the value of our investments as a result of continued low interest rates, deterioration in the credit worthiness of the securities in which we have invested, general market conditions or other factors, could have an adverse effect on our results of operations and financial condition.

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

We have invested, and intend to continue to invest, significant capital and human resources in our information systems, including in a project for company-wide sales, operations and services support systems. Any major disruptions or deficiencies in the design and implementation of our information systems, particularly those that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, timely report our financial results and otherwise run our business.

Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries.

As a result of Russia’s military conflict in Ukraine, governmental authorities in the United States, the European Union and the United Kingdom, among others, launched an expansion of coordinated sanctions and export control measures, including:

•	blocking sanctions on some of the largest state-owned and private Russian financial institutions (and their subsequent removal from SWIFT);

•	blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities;

•	blocking sanctions against certain Russian businessmen and their businesses, some of which have significant financial and trade ties to the European Union;

•
blocking of Russia’s foreign currency reserves and prohibition on secondary trading in Russian sovereign debt and certain transactions with the Russian Central Bank, National Wealth Fund and the Ministry of Finance of the Russian Federation;

•	expansion of sectoral sanctions in various sectors of the Russian and Belarusian economies and the defense sector;

•	United Kingdom sanctions introducing restrictions on providing loans to, and dealing in securities issued by, persons connected with Russia;

•	restrictions on access to the financial and capital markets in the European Union, as well as prohibitions on aircraft leasing operations;

•	sanctions prohibiting most commercial activities of U.S. and EU persons in Crimea and Sevastopol;

•
enhanced export controls and trade sanctions targeting Russia’s imports of technological goods as a whole, including tighter controls on exports and reexports of dual-use items, stricter licensing policy with respect to issuing export licenses, and/or increased use of “end-use” controls to block or impose licensing requirements on exports, as well as higher import tariffs and a prohibition on exporting luxury goods to Russia and Belarus;

•	closure of airspace to Russian aircraft; and

•	ban on imports of Russian oil, liquefied natural gas and coal to the United States.

As the conflict in Ukraine continues, there can be no certainty regarding whether the governmental authorities in the United States, the European Union, the United Kingdom or other counties will impose additional sanctions, export controls or other measures targeting Russia, Belarus or other territories. Furthermore, in retaliation against new international sanctions and as part of measures to stabilize and support the volatile Russian financial and currency markets, the Russian authorities also imposed significant currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed various restrictions on transacting with non-Russian parties, banned exports of various products and other economic and financial restrictions.

Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, including those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council and other relevant governmental authorities. We must be ready to comply with the existing and any other potential additional measures imposed in connection with the conflict in Ukraine. The imposition of such measures could adversely impact our business, including preventing us from performing existing contracts, recognizing revenue, pursuing new business opportunities or receiving payment for products already supplied or services already performed with customers.

In 2021 and 2020, 5% and 3%, respectively, of our total revenues were from sales to customers located in Russia.  We continuously review and monitor our contractual relationships with suppliers and customers to establish whether any of them are the target of the applicable sanctions. In the event that we identify a party with which we have a business relationship that is the target of applicable sanctions, we would immediately activate a legal analysis of what gives rise to the business relationship, including any contract, to estimate the most appropriate course of action to comply with the sanction regulations, together with the impact of a contractual termination according to the applicable law, and then proceed as required by the regulatory authorities. However, given the range of possible outcomes, the full costs, burdens, and limitations on our and our customer’s and business partners’ businesses are currently unknown and may become significant.

Furthermore, even if an entity is not formally subject to sanctions, customers and business partners of such entity may decide to reevaluate or cancel projects with such entity for reputational or other reasons. As result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus.  Depending on the extent and breadth of sanctions, export controls and other measures that may be imposed in connection with the conflict in Ukraine, it is possible that our business, financial condition and results of operations could be materially and adversely affected.

Risks Related to the Market for Our Ordinary Shares

Yehuda Zisapel, our chairman of the board, Nava Zisapel, and Roy Zisapel, our President, Chief Executive Officer and director, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

As of April 4, 2022, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned approximately 3.95% of our outstanding ordinary shares; Nava Zisapel, beneficially owned approximately 6.76% of our outstanding ordinary shares; and their son, Roy Zisapel, our President, Chief Executive Officer and director, beneficially owned approximately 3.21% of our outstanding ordinary shares (see Item 6.E “Share Ownership”).  As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

Provisions of our Articles of Association and Israeli law as well as the terms of our equity incentive plan could delay, prevent or make a change of control of us more difficult or costly, which could depress the price of our ordinary shares.

The provisions in our Articles of Association relating to the election of our directors in three staggered classes, the submission of shareholder proposals for shareholders meetings and the quorum requirement for adjourned shareholder meetings may have the effect of delaying or making an unsolicited acquisition of our Company more difficult. Israeli corporate and tax laws, including the ability of our Board of Directors to adopt a shareholder rights plan without further shareholder approval, may also have the effect of delaying, preventing or making an acquisition of us more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, an Israeli court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our Key Employee Share Incentive Plan (1997), as amended, or the Share Incentive Plan provides that, in the event of a “Hostile Takeover” (which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares), the vesting of all or a portion of our outstanding equity awards, including stock options, will accelerate, unless otherwise determined by our Board of Directors (or a committee thereof). As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control over us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unwilling to do so because of these provisions.

Our share price has been volatile in the past and may be subject to volatility in the future.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2021 the lowest closing price of our share was $25.15, compared to the highest closing price of our share of $41.74 during the same year. The volatility of our share price may have a negative impact on our financial performance as a result of its negative impact on employee retention. Numerous factors, many of which are beyond our control, may cause the market price and trading volume of our ordinary shares to fluctuate significantly and decrease further, including:

•	operating results that do not meet forecasts by securities analysts;

•	announcements concerning us or our competitors;

•	the introduction of new products and new industry standards;

•	general market conditions and changes in market conditions in our industry;

•	the general state of securities markets (particularly the technology sector);

•	political, economic and other developments in the State of Israel, the U.S. and worldwide, including, for example, the recent military conflict in Ukraine and the COVID-19 pandemic; and

•	any of the events underlying any of the other risks or uncertainties set forth elsewhere in this annual report actually occurs.

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

For our taxable year ended December 31, 2021, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2021 and prior taxable years. The tests for determining PFIC status are applied annually, and require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, the aggregate value of our gross assets is likely to be determined in part by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.  U.S. shareholders should consult with their U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report titled Item 10.E “Taxation—United States Federal Income Tax Considerations.”

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Depending upon the aggregate value and voting power of our ordinary shares that U.S. persons are treated as owning (directly, indirectly, or constructively), we could be treated as a controlled foreign corporation (CFC). Additionally, because our group consists of one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as CFCs, regardless of whether or not we are treated as a CFC (although there is currently a pending legislative proposal to significantly limit the application of these rules). If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “U.S. shareholder” with respect to each CFC in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of a CFC to such U.S. shareholder. If you are treated as a U.S. shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. Additionally, a U.S. shareholder that is an individual would generally be denied certain tax deductions or indirect foreign tax credits that may otherwise be allowable to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are treated as CFCs or whether any investor is treated as a U.S. shareholder with respect to any of such CFC, nor do we expect to furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. U.S. investors should consult their advisors regarding the potential application of these rules to their investment in our ordinary shares.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility and violence, varying in degree and intensity, has existed between Israel and certain other countries or militant groups in the region as well as, since late 2000, between Israel and the Palestinians. These conflicts have strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Israel faces threats, including cyber threats, from more distant neighbors, such as Iran (which has previously threatened to attack Israel and is believed to have presence in Syria as well as influence over Hamas in Gaza and Hezbollah, a militia and political group operating in Lebanon). This situation may potentially escalate in the future and this instability in the region may affect the global economy and marketplace. We do not believe that the political and security situation has had a material impact on our business to date; however, there can be no assurance that this will be the case for future operations.

Furthermore, some of our directors, officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army.  They may also be subject to being called to active duty at any time under emergency circumstances. Our operations could be disrupted by the absence, for a significant period, of one or more of these officers or other key employees due to military service, and any disruption in our operations could harm our business. The full impact on our workforce or business if some of our officers and employees are called upon to perform military service, especially in times of national emergency, is difficult to predict.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or will be adequate in the event we submit a claim. We could be adversely affected by any major hostilities, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel, or a significant increase in the rate of inflation.

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

The tax benefits we may receive in connection with our preferred enterprise program require us to satisfy prescribed conditions and may be terminated or reduced in the future.  This would increase taxes and decrease our net profit.

We have in the past benefited, and currently benefit, from certain government programs and tax benefits in Israel, including in connection with our preferred enterprise program (see under Item 10.E “Taxation—Israeli Tax Considerations”). To remain eligible to obtain such tax benefits, we must continue to meet certain conditions. If we fail to comply with these conditions in the future, the benefits we receive could be cancelled, and we may have to pay certain taxes. We cannot guarantee that these programs and tax benefits will be continued in the future, at their current levels or at all.  If these programs and tax benefits are ended, our tax expenses and the resulting effective tax rate reflected in our financial statements may increase and as such our business, financial condition and results of operations could be materially and adversely affected.

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

In September 1999, we conducted the initial public offering of our ordinary shares that commenced trading on the Nasdaq.

In the past decade we made several acquisitions, including, most recently, the acquisition of the technology and operations of DC Security Ltd. (previously known as SecurityDAM Ltd. (SecurityDAM)), a related party and a cloud DDoS network operator that supplied us with scrubbing center services used for the provision of our cloud DDoS Protection Service.

Recent Major Business Developments

In February 2022, we announced a strategic initiative to accelerate the growth of our cloud security business, which entails, among other things, the acquisition of the technology and operations of SecurityDAM, growing our innovation center in India, and expanding our cloud service capacity and delivery network. For additional details, see also Item 7.B “Related Party Transactions”.

For recent major product activities, see Item 4.B “Business Overview—Our Solutions” under the captions “Recent Solution Offering Activities” and “Recent Technology Partnerships Activity.”

For a discussion of our capital expenditures and divestitures, see Item 5.B “Liquidity and Capital Resources - Principal Capital Expenditures and Divestitures.”

B.          Business Overview

Overview

We are a provider of cyber security and application delivery solutions for cloud, physical,  and software defined data centers (SDDC). Our solutions secures the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. Our solutions are deployed by, among others, enterprises, carriers and cloud service providers.

Our solutions are offered in two main categories:

•
Products – We offer a range of physical products, software products, product subscriptions and cloud-based subscriptions (or a combination of these) for enterprise and carrier data centers, as part of their IT and application infrastructure.

•	Customer Services (Services) – We offer technical support, professional services, managed services and training and certification to our customers.

Our Solutions

Our Products

Our physical and software products currently consist of the following key products:

o
DefensePro Attack Mitigation Device. DefensePro® is a real-time network attack mitigation device that protects the data center and application infrastructure against network and application denial of service, application vulnerability exploitation, network anomalies and other emerging network attacks.

o
AppWall Web Application Firewall. AppWall® is our Web Application Firewall (WAF) that is designed to secure the delivery of mission-critical Web applications and APIs for corporate networks and in the cloud. AppWall is an ICSA Labs certified WAF that combines positive and negative security models designed to prevent data theft, manipulation of sensitive corporate and customer information and help achieve Payment Card Industry (PCI) compliance.

o
Radware Kubernetes WAF. Radware Kubernetes WAF is a Web Application Firewall solution for CI/CD environments orchestrated by Kubernetes. Our Kubernetes WAF integrates with common software provisioning, testing and visibility tools in the CI/CD pipeline offering both IT security and DevOps personnel detailed insight down to the pod and container levels, and enables organizations to implement application and data security in on-premise and cloud-based implementations.

o
DefenseFlow Cyber Command and Control Application. DefenseFlow® is a network-wide cyber command and control application that helps service providers to scale and automate network DDoS attacks response. DefenseFlow acts as a cyber-defense control-plane that collects and analyzes multiple sources of security telemetries and based on this information, applies designated intelligent security actions. DefenseFlow enables service providers to handle large amounts of customers efficiently and with minimal errors.

o
Alteon® Application Delivery Controller/Load Balancer. Alteon is our Application Delivery Controller (ADC). It provides advanced, end-to-end local and global load balancing capabilities for web, cloud and mobile-based applications. Designed to guarantee application service level agreement (SLA), Alteon ADC incorporates a set of next-generation services including secure sockets layer (SSL) offloading, HTTP/2.0 Gateway, vision analytics for application performance monitoring Application Performance Monitoring (APM), AppWall Web Application Firewall (WAF), Authentication Gateway, bandwidth management, and SSL inspection security.

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

•
Alteon Secure. For applications that require our most advanced protections, including an embedded Web Application and API Protection (WAAP)  module, authentication gateway, bot management, threat intelligence feeds (ERT Security Updates Service, ERT Active Attackers Feed and ERT Location-based Mitigation) and SSL processing from perimeter security devices (with its embedded SSL inspection module).

o
LinkProof. LinkProof® is a multi-homing and enterprise gateway solution that allows service level availability and continuous connectivity of enterprise and cloud-based applications. It is an application-aware multi-homing and link load balancing module that delivers 24/7 continuous connectivity and service level assurance, improved performance and cost-effective scalability of bandwidth for corporate and cloud-based applications.

Our product subscriptions currently consist of the following key subscription-based products:

o
Security Updates Subscription (SUS). Our Security Update Subscription is a security advisory signature service dedicated to protecting network elements, hosts and applications against the latest security vulnerabilities and threats. The Security Update Subscription delivers weekly, emergency and custom attack signature updates to current subscribers to protect against known attack patterns. The service is available for DefensePro and AppWall products, including AppWall for Alteon.

o
ERT Active Attackers Feed. Our Emergency Response Team (ERT) Active Attackers Feed (EAAF) is available on top of our  security product offering. EAAF offers real-time detection and mitigation of active attacks and infections as they occur. EAAF correlates data from multiple sources — Radware’s Global Deception Network, Cloud Security Services customers and the Company’s ERT researchers — and automatically generates continuous, validated lists of IPs currently involved in malicious activity related to distributed denial-of-service (DDoS) and web attacks.

o
ERT Protection Packages. Our ERT Protection packages bundle our ERT services into two packages: ERT Silver Protection Package and ERT Gold Protection Package. ERT Silver Protection Package consolidates Security Update Subscription (SUS), ERT Active Attackers (EAAF), and Geolocation Protection (GEO) subscriptions. ERT Gold Protection Package includes ERT under Attack Service on top of the ERT Silver Package.

o
Alteon Global Elastic License (GEL). Alteon GEL is a purchasing and deployment subscription that enables a high level of flexibility for ADC services across datacenters, private and public clouds. GEL enables dynamic ADC capacity allocation and the ability to move that capacity across environments, without having to invest separately in a dedicated ADC infrastructure for each and every location where organization’s applications are deployed (e.g. on premise, public cloud etc.). This application delivery licensing model helps to eliminate planning risks in the purchase and deployment of ADC services, enabling continuous investment protection of the ADC infrastructure throughout its lifecycle duration.

o
APSolute Vision. APSolute Vision is the network management tool and network monitoring tool for the Radware family of cyber security and application delivery solutions. It provides our customers immediate visibility to health, real-time status, performance and security of our products from one central, unified console (even if the customer has multiple data centers). A vision analytics module provides an intuitive, customizable GUI with granular forensic insights into application performance, denial-of-service and web application attacks.

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

Our cloud-based subscriptions offerings currently consist of the following key cloud-based subscriptions:

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

Our Cloud DDoS Service is offered in multiple deployment options to meet an organization’s specific needs:

◾
Always-On Cloud DDoS Protection Service. This service provides always-on protection where traffic is always routed through Radware's cloud security POPs (Points of Presence) with no on-premises device required for detection and mitigation. This service is mostly suitable for organizations that have applications hosted in the cloud or those that are not able to deploy an on-premise attack mitigation device in their data center.

◾
Always-On Hybrid Cloud DDoS Protection Service. For companies that place a high premium on the user experience and wish to avoid even the slightest possible downtime as a result of DDoS attacks, this solution enables them to deploy an always-on cloud DDoS protection service together with an on-premise hardware appliance. This helps ensure that services are protected against any type of attack, at all times.

◾
On-Demand Cloud DDoS Protection Service. This service protects against Internet pipe saturation and is activated when the attack threatens to saturate the organization’s Internet pipe. This service is mostly suitable for organizations that are looking for the lowest cost solution and are less sensitive to real-time detection of DDoS attacks.

◾
On-Demand Cloud Hybrid DDoS Protection Service. This DDoS mitigation solution is mostly suitable for organizations who can deploy our on-premise attack mitigation device DefensePro in their data center. The On-premise DefensePro device detects and mitigates all type on DDoS attacks in real-time. Volumetric DDoS attacks are mitigated in the cloud.

o
Cloud WAF Service. Our Cloud WAF Service provides enterprise-grade, continuously adaptive web application and API  protection and is based on our ICSA Labs certified web application firewall. Cloud WAF includes full coverage of OWASP Top-10 threats, advanced attacks and zero-day attack protection. It offers dynamic security policies with automatic false positive correction, built-in DDoS protection, integrated bot mitigation and application analytics to simplify security event management by taking massive amounts of alerts and consolidating them into a small, manageable set of user activities.

o
Bot Manager. Our Bot Manager is designed to protect web applications, mobile applications and APIs from emerging generations of automated threats (bots) targeting applications and systems, including account takeover, denial of inventory, DDoS, card fraud, web scraping and other OWASP automated threats, and also helps organizations reduce expenses and increase revenue.

o
Cloud Native Protector (CNP) Service. Our CNP service provides an agentless cloud-native security solution for applications, workloads and infrastructure hosted on AWS and Microsoft Azure. Our CNP service offers multi-layered protection to reduce risk by continuously verifying compliance against multiple security standards, identifying publicly exposed assets, keeping track of asset inventory with prioritized cross-cloud visibility, fortifying the cloud threat surface with context-aware smart hardening, and providing advanced attack detection and remediation capabilities to stop data theft attempts.

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

o
ERT Service.  Our Emergency Response Team (ERT) is a group of security experts available 24x7 for proactive security support services for customers facing an array of application- and network-layer attacks. These services include:

o
ERT Managed Security Service. Our ERT offers a fully managed application- and network-security service. The service covers a broad range of attack types from different forms of DoS to a variety of application attacks against our customers’ servers or data centers. It includes immediate response, onboarding, consulting, remote management and reporting.

o
ERT Under Attack Service. Our ERT under-attack service provides almost immediate response by our security expert. The ERT engineer will take the lead in fighting off attacks and provide postmortem analysis of security events to the customer. The ERT under-attack service is designed to let organizations know there is someone they can rely on in an emergency situation, guaranteeing support throughout the attack life cycle from the moment it begins. The ERT experts assist large enterprises worldwide with complex multi-vector attacks against their networks, data centers and application services.

Recent Solution Offering Activities

During 2021, our key activities regarding our solution offerings consisted of the following:

•	We added new capabilities into our DefensePro Attack Mitigator device, including the following:

o
Keyless SSL Protection, which provides SSL attack detection, characterization, and mitigation without requiring SSL decryption. In addition to Keyless SSL Protection, we began delivering during 2021 additional user options, including Selective Full SSL Protection, which minimizes latency and interruptions to legitimate user sessions by applying decryption only when under attack and only to suspicious sessions. These new capabilities are available on DefensePro and Cloud DDoS Protection services.

o
Quantiles DoS Protection capability that enables service providers and carriers to surgically and automatically mitigate phantom flood attacks and traffic anomalies that historically have gone undetected. The solution automatically divides incoming traffic into segments or quantiles. With this new granular level of detection, service providers and carriers can intercept “lower volume” DDoS flood attacks — also known as phantom floods — that would otherwise escape notice within dynamic high bandwidth networks. For organizations, this automated capability is designed to eliminate the costly and often complex process of extensive manual configuration and ongoing threshold tuning.

•
In response to the ever-increasing volume of attacks and strong business demand, we have upgraded our Cloud DDoS Protection Service capacity to absorb DDoS attacks of up to 8Tbps. We also announced the opening of an additional new cloud scrubbing center in Amsterdam, expanding the number of our scrubbing centers to 14, deployed globally.

•
We added new capabilities to our Cloud WAF service including: OpenAPI protections, API schema discovery and schema enforcement, help GDPR compliance through source IP encryption, IPv6 based access control lists (ACLs) and rules and integrated a new content delivery network (CDN) service that enables self-service onboarding, cache management and embeds dashboard widgets. We have also continued to expand our Cloud WAF network adding new Cloud WAF PoPs in Amsterdam and Moskow and upgraded our  Chennai and Hong Kong PoPs infrastructure.

•
We have continued to integrate additional application security features into our Alteon line of ADCs to provide protection in one platform across all environments. Alteon’s new Integrated Application Protection includes a WAF to protect from web-based attacks, Bot Manager to block malicious automated threats, API protection to secure APIs and provide full visibility on API targeted threats, and ERT Active Attackers Feed – real-time data feed of known attackers, identified by Radware’s global network, to allow Alteon to block potential attacks before they occur.

•	We continued to add capabilities to our Alteon ADC including support for high availability (HA) in AWS cloud and Azure cloud, server load balancing for HTTP/3 protocol.

Recent Technology Partnerships Activity

During 2021, our key activities regarding our offerings through technology partners and solution providers consisted of the following:

•
We continued our investment in the OEM agreement with Israeli-based Check Point Software Technologies Ltd. (Check Point) by opening a demo lab for Check Point powered by Radware solutions: Cloud DDoS Protection and SSL Protection. Check Point sales engineers and Check Point channel partners can demonstrate these solutions to prospects as part of the sales process.

•	We partnered with Toronto-based Oncore Cloud Services, Inc., a professional service provider, to resell our cloud security portfolio, with a focus on Radware's Cloud Native Protector.

•
We partnered with Netsync Network Solutions, a Houston-based technology solutions and services provider, to help Netsync’s enterprise and public sector customers safeguard their AWS workloads with our Cloud Native Protector service. This partnership joins an earlier partnership in 2021 to resell our Cloud DDoS Protection service to State, Local and Education (SLED) agencies in the U.S. as part of Netsync’s offerings.

•	We partnered with Azion Technologies, Inc. a provider of edge computing in Brazil, to resell our Bot Manager solution into Azion customer base.

•
We partnered with Internap Holdings, LLC (INAP), a Virginia-based Radware premier partner and a provider of performance-driven, secure hybrid infrastructure solutions to deploy our Cloud WAF and Cloud DDoS Protection Services to organizations worldwide.

•
We extended our partnership with Acantho S.p.A, a telecommunications subsidiary of Italy-based Hera Spa (Hera Group), to provide cloud web application security protection to enterprise customers in Italy. Acantho offers our Cloud WAF service, including Bot Manager, to enterprise customers for enhanced quality of service and application security.

Our Competitive Strengths and Growth Strategies

Our Competitive Strengths

Our solutions incorporate proprietary and innovative cyber security and application delivery technologies that help our customers to secure the digital experience for users of business-critical applications. We believe our competitive strengths are based on several elements, including the following:

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

•
Wide attacks coverage. Our solutions offer a wide coverage against attacks, including mitigation of all four generations of Bot attacks; negative and positive security models to defend against known (OWASP top-10) and zero-day web application attacks (standard solutions typically cover OWASP top-10 attacks only); advanced DDoS attacks protection such as DNS flood attacks, burst floods, SSL flood attacks and IoT botnets.

•	Industry Awards. We gained multiple industry awards during 2021, including the following:

o	Forrester research - The Forrester Wave™: DDoS Mitigation Solutions, Q1 2021 – Leader;

o	Quadrant Knowledge Solutions - 2021 DoS Mitigation SPARK Matrix - Technology Leader, June 2021;

o	Gartner Magic Quadrant for Web Application and API Protection (WAAP) - Visionary, September 2021; and

o	Gartner Peer Insights: “Voice of the Customer”, Web Aplication Firewalls - Customers’ Choice, January 2021.

We are not responsible for any of these awards or the entities or publications that award them.

Our Growth Strategy

Our growth strategy is based on several key elements:

•	Focus on data center solutions. We focus on developing and selling holistic cyber security and application delivery solutions for physical, cloud and hybrid data centers and cloud applications.

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

Sales and Marketing

Sales.  We market and sell our products and services primarily through indirect sales channels that consist of distributors and resellers located in North, Central and South America, Europe, Africa, Asia and Australia. In addition, we generate direct sales to select customers mainly in the United States. Our direct sales channels are supported by our sales and marketing managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. As of December 31, 2021, we had a total of 243 sales and marketing personnel. We have subsidiaries and representative offices and branches in several countries (see Item 4.C “Organizational Structure”), to promote and market our products and services and provide customer support in their respective regions.

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

In 2021, approximately 45% of our revenues were in the North, Central and South America (principally in the United States), 34% were in Europe, Middle East and Africa (EMEA) and 21% in Asia-Pacific, compared to 46%, 31% and 23%, respectively, in 2020, and 42%, 30% and 28%, respectively, in 2019. Other than the United States, which accounted for 35% of our total revenues in 2021, no other single country accounted for more than 10% of our revenues for 2021, 2020 and 2019.

In 2021, approximately 58% of our revenues derived from product sales and 42% derived from service sales, compared to 53% and 47% respectively in each of 2020 and 2019. This reflects an increase in our cloud and product subscriptions as well as in our hardware-based products in 2021 as compared to 2020.

In 2021, approximately 73% of our revenues derived from the enterprise market and 27% derived from the carrier market, compared to approximately 71% and 29%, respectively, in 2020 and 68% and 32%, respectively, in 2019.

As of December 31, 2021, 2020 and 2019, no single customer accounted for more than 10% of our revenues.

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

Customer Support Services

Our technical support team, which consisted of 302 employees worldwide as of December 31, 2021, supports our sales force during the sales process, assists our customers, resellers and distributors with the initial installation, set-up and ongoing support of our products, and trains them on how to best use our solutions. The technical support team also assists with service onboarding processes and provides training to end users of our services. In addition, our technical team trains and certifies our distributors and resellers to provide limited technical support in each of the geographical areas in which our products are sold and is directly responsible for remote support. Our Certainty Support Program offerings allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third-party contractors.

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

As of December 31, 2021, our research and development staff consisted of 365 employees and 68 subcontractors. Research and development activities take place mainly at our facilities in Israel; Bangalore, India; Vancouver, Canada; and North Carolina, United States as well as by our sub-contractor in Bangalore, India. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Application Security, Infrastructure Security, Application Delivery, Management and Control, Cloud Services and Chief Technology Officer group. Within those groups the organization is divided according to our existing product solutions.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms which are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to either the Chief Operating Officer or the Chief Technology Officer.

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

We primarily rely on two ODMs to manufacture and to supply our hardware platforms, whereby, in 2021, approximately 62% of our direct product costs were from one of these vendors and 17% were from the other vendor.

We conduct a business continuity plan (BCP) with all our vendors to ensure an immediate recovery in case of crisis that might jeopardize the supply of our products and services. For example, in order to overcome the risk of not meeting the committed SLA to our customers due to importation blocking in different countries associated with the outbreak of the COVID-19 pandemic, we had allocated sufficient inventory that was sent directly from the ODM vendors to worldwide warehouses to be shipped to customers, when needed, at the destination country, rather than being shipped from Israel. In this respect, we have been certified during 2021 for ISO 22301 (Business Continuity Management System). Furthermore, in order to minimize potential delays in product supplies by certain of our ODMs whose lead time had been significantly extended due to the worldwide chipset shortage, we had paid expedite fees to several components manufacturers. However, if we are unable to continue to acquire those platforms or components from these platform manufacturers and vendors on acceptable terms, or should any of these suppliers cease to supply us, on a timely basis, with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, although we believe we have levels of inventory that will assist us to transition to alternate suppliers smoothly.

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

We have registered trademarks for, among others, Radware®; Radware Logo:

®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; StringMatch Engine®; Web Server Director®; APSolute Vision®; vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; CyberStack®; Virtual DefensePro®; VADI® (Virtual Application Delivery Infrastructure);  ShieldSquare®   and the ShieldSquare Logo: ®; and we have non registered trademarks for, among others, ADC-VX™ and Inflight™.  We own registered U.S. copyrights in all of our primary software product lines.

We have registered patents in the United States, Canada and other jurisdictions for, among others, our triangle redirection method used for the global load balancing in our AppDirector product; our mechanism for efficient management and optimization of multiple links used in our LinkProof product; our method for load balancing by global proximity used in our AppDirector product; our method for controlling traffic on links between autonomous Border Gateway Protocol (BGP) systems; the stateful distribution of copied SSL traffic; the transparent inspection of encrypted client traffic; the activation of multiple virtual services on a switching platform; the behavioral analysis and detection of zero-day and DoS network attack patterns; a new method based on Quantiles for network edge DDoS and network anomalies protection in our DefensePro product; our new paraphrase-based algorithm for hypertext transfer protocol (HTTP) and keyless HTTPS attack mitigation behavioral mechanisms in our DefensePro; our domain name service floods behavioral protection; our web and API application protection, including our Bot Manager augmented by the new block-chain based methods for addressing  automated threats (for public-facing services) and advanced threats (for private or authenticated services); new AI/ML methods to address and automate analysis of our CWAF customer’s applications for proactive false-positive and false-negative service tuning, a geographically based traffic distribution; a generic proximity based site selection for global load balancing; an internal hardware connectivity plane architecture; a specific proximity based site selection for global load balancing of HTTP transactions implemented in our Alteon products; and additional patents in the software-defined networking (SDN) field, around a new concept of cyber control and automation for our DefenseFlow product.

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

Our principal competitors are:

•	DDoS Mitigation: Akamai Technologies, Inc., or Akamai, Imperva Inc., or Imperva, and Netscout Systems, Inc.

•	Web Application Firewalls and Bot Management: Akamai, Imperva, Cloudflare, Inc., F5 Networks, Inc., or F5, and AWS

•	Application Delivery: F5, A10 Networks, Inc. and Citrix Systems, Inc.

•	Public Cloud Security: Palo Alto Networks, Inc., AWS, Microsoft Azure

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

In 2021, 2020 and 2019 we were qualified to participate in three projects funded by the IIA to develop generic technology relevant to the development of our products. We were eligible to receive grants constituting between 30% and 50% of certain research and development expenses relating to these projects. The grants under these projects are not required to be repaid by way of royalties. Research and development grants deducted from research and development expenses, net amounted to $1.0 million, $0.9 million and $0.9 million for the years ended December 31, 2021, 2020 and 2019, respectively.

In addition, during 2021, one of our Israeli subsidiaries received royalty-bearing grants from the IIA for approved research and development project. The grants under this project are required to be repaid based on revenues from the sale of products incorporating know-how developed, in whole or in part with the grants. These grants amounted to $0.3 million for the year ended December 31, 2021.

Environmental, Social and Governance Matters

At Radware, we aim to help customers protect their critical applications and secure their digital experiences. As we pursue this goal, we recognize our responsibility to ensure our business practices promote socially and environmentally responsible economic growth. In order to promote this corporate responsibility and sustainability approach, we have implemented, and will continue to implement, various Environmental, Social and Governance (ESG) principles and activities into our daily business practices, including those summarized below.

Most recently, in December 2021, we have also released our inaugural ESG Report available www.radware.com/corporategovernance  (information contained on our website is not incorporated herein by reference and shall not constitute part of this annual report) so as to expand our ESG-related disclosures on what we have accomplished thus far on this front and what we strive to achieve.

Environmental

We are committed to building a more sustainable world through the products, services and solutions we offer and the way we operate. This means, among other things, that we aim to operate our business in a manner which meets or exceeds all environmental laws and compliance guidelines and striving to improve our environmental performance across the entire supply chain.

While we continue to develop a comprehensive program that recognizes our environmental impact, we have already implemented various activities to measure and foster our environmental commitment, including the following:

•	We have implemented key performance indicators (KPIs), which set quantitative reduction goals for the use of water, power and paper;

•
We work with our suppliers to maintain compliance with various environmental laws and guidelines, such as RoHS and WEEE in the EU, and adopted our Conflict Minerals Policy available at www.radware.com/corporategovernance/conflictminerals (information contained on our website is not incorporated herein by reference and shall not constitute part of this annual report) which outlines our practices and procedures with respect to responsible sourcing of minerals from conflict-affected and high-risk areas; and

•
Our corporate headquarters in Tel Aviv, Israel, as well as our Training rooms in Tel Aviv are designed in the “TED” style to serve as multifunctional work spaces while the operations room utilizes NVX video technology in order to minimize the amount of copper wiring required to function and travels. At our headquarters, we offer EV charging stations to our employees and visitors, and where applicable according to local requirements, we offer recycling and we properly dispose of e-waste.

Social

We believe that the foundation of our success lies in our diverse, engaged and motivated workforce, and we continuously advocate for our team by creating a work environment in which our employees can thrive in the spirit of productivity and development. This means, among other things, that we aim to operate our business in a manner which promotes a work environment that is free of discrimination and harassment and otherwise attend to our employees’ wellbeing.

While we continue to develop a comprehensive program that recognizes our social  impact, we have already implemented various activities to measure and foster our social commitment, including the following:

•
We are an equal-opportunity employer and make employment decisions on the basis of a person’s qualifications and our business needs. This is demonstrated by our Human Rights and Labor Standards Policy;

•
Our corporate policy maintains zero tolerance for harassment, sexual harassment and discrimination, and it imposes significant consequences for behavior deemed to create a hostile work environment. This is demonstrated by our Code of Conduct and Ethics as well as our Human Rights and Labor Standards Policy;

•
We offer an attractive mix of compensation and benefit plans to support our employees and their families’ physical, mental, and financial well-being. This includes allowing the majority of our employees to have a direct ownership interest in Radware by participating in our equity-based incentive plans;

•
We are committed to maintaining a healthy, safe, and secure work environment that protects our employees and the public from harm. This is demonstrated by the measures we implemented in order to overcome the challenges presented by the COVID-19 pandemic, whereby we implemented a program of global engagement activities that consists of, among other things, improving virtual communication channels; our “going virtual” activities, including new virtual onboarding, virtual learning ramp up, global hackathon, and virtual branding; and wellbeing and employee care activities, in which we supported the wellbeing of each of our employees and their families by providing quarantine packages, holiday deliveries, virtual activities, live shows, talent competitions, and family meal vouchers.

Governance

As part of our sustainable and other ESG operations policies, we aim that our corporate governance and corporate behavior mechanisms align the interest of all our stakeholders. This means, among other things, that we developed and strive to maintain a strong set of corporate values that will inspire ethical behavior across all decision-making processes, and a management and control system to ensure that ethics and security issues are given their due weight.

While we continue to develop a comprehensive program that recognizes our corporate governance and ethical conduct, we have already implemented various activities to measure and foster this commitment, including the following:

•
Corporate Governance and Board Practices: Our corporate governance policies and practices are designed to foster effective board oversight in service of the long-term interests of our shareholders. Our Board of Directors consists of seven (7) members, of whom five (5) qualify as “independent directors” under the Nasdaq rules and one (1) is a woman. The Audit and Compensation Committees of our Board of Directors, which are charged with significant functions in our risk oversight and compensation philosophy, respectively, currently consist of four (4) members, all of whom qualify as “independent directors” under the Nasdaq rules and one (1) of whom is a woman. For further details on our corporate governance as well as our board of directors and its committees’ roles and practices, see Items 6.C (“Board Practices”) and 16.G (“Corporate Governance”).

•
Ethical Business Conduct: All of our directors, officers, service providers and employees must conduct themselves in accordance with our Code of Conduct and Ethics available at www.radware.com/corporategovernance/ (information contained on our website is not incorporated herein by reference and shall not constitute part of this annual report). Our Code of Conduct and Ethics is intended to promote various elements of ethical business conduct, including compliance with laws; avoiding conflict of interests and personal exploitation of corporate opportunities; fair dealing; confidentiality of information; and other policies and guidelines in connection with insider trading and anti-corruption laws and policies.

C.          Organizational Structure

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

Name of Subsidiary	Place of Incorporation
Radware Inc.	New Jersey, United States
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Kaalbi Technologies Limited Ltd.	India
Radware (India) Cyber Security Solutions Private Limited	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*	Israel
Radware Canada Holdings Inc.	Canada
Radware Iberia, S.L.U.	Spain
Edgehawk Security Ltd.	Israel
CNP Ltd.	Israel
CSR Cloud Security Ltd.	Israel

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

AB-NET Communications Ltd.
Binat Business Ltd.
BYNET Data
Communications Ltd.*
CloudRide Ltd.*
BYNET Electronics Ltd.*
BYNET SEMECH (outsourcing) Ltd.*
Bynet Software Systems Ltd.
Bynet System Applications Ltd.*

Ceragon Networks Ltd.
Internet Binat Ltd.*
Nuance Hearing Ltd.
Packetlight Networks Ltd.
RAD-Bynet Properties and Services (1981) Ltd.*
Radbit Computers, Inc.
RADCOM Ltd.
RAD Data Communications Ltd.*
Radiflow Ltd.

RADWIN Ltd. DC Security Ltd. (previously known as SecurityDAM Ltd.)
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

D.          Property, Plants and Equipment

General. We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey in the United States. We also lease premises in several locations in Europe and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $6.2 million in 2021.

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

Other locations. In the United States, we lease approximately 16,900 square feet of property in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space from a company controlled by Yehuda, Nava and Zohar Zisapel. The lease expires in December 2025. For more information, see Item 7.B “Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

Our revenues are derived from sales of our solutions:

•
We recognize physical and software product revenues when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied), which typically occurs at shipment and we recognize revenues from product and cloud subscriptions, as part of the product revenues, ratably over the subscription period.

•
Revenues from post-contract customer support (PCS), which mainly represents help-desk support and unit repairs or replacements, professional services and ERT services, are recognized ratably over the contract or subscription period, which is typically between one year and three years.

We operate in one reportable market segment, and our revenues are attributed to geographic areas based on the location of the end-users.

In the years ended December 31, 2021, 2020 and 2019, revenues derived from sales of the Company’s products and product subscriptions constituted approximately 58%, 53% and 53%, respectively, of our total revenues, with the remaining revenues being derived from services.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2021, 2020 and 2019, including the following tables, which present selected financial information in dollars and as a percentage of total revenues, are based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2021	2020	2019
	(US $ in thousands)
Revenues:
Products	$170,438	$132,934	$133,605
Services	116,058	117,093	118,467
	286,496	250,027	252,072
Cost of revenues:
Products	42,191	34,645	35,056
Services	10,255	10,439	10,118
	52,446	45,084	45,174
Gross profit	234,050	204,943	206,898
Operating expenses, net:
Research and development, net	74,098	66,836	61,841
Sales and marketing	119,842	113,015	109,556
General and administrative	21,885	18,924	18,584
Total operating expenses	215,825	198,775	189,981
Operating income	18,225	6,168	16,917
Financial income, net	4,407	7,796	8,792
Income before taxes on Income	22,632	13,964	25,709
Taxes on income	14,821	4,328	3,143
Net income	7,811	9,636	22,566

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of our total revenues:

	2021	2020	2019
Revenues:
Products	59%	53%	53%
Services	41	47	47
	100	100	100
Cost of Revenues:
Products	15	14	14
Services	3	4	4
	18	18	18
Gross profit	82	82	82
Operating expenses, net:
Research and development, net	26	27	25
Sales and marketing	42	45	43
General and administrative	7	8	7
Total operating expenses	75	80	75
Operating income	6	2	7
Financial income, net	2	3	3
Income before taxes on Income	8	6	10
Taxes on income	(5)	(2)	(1)
Net income	3%	4%	9%

Comparison of Years Ended December 31, 2021, 2020 and 2019

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

The following table provides a breakdown of our revenues by type of revenues both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

(US$ in thousands)	2021		2020		2019		% Change 2021 vs. 2020	% Change 2020 vs. 2019
Products	170,438	59%	132,934	53%	133,605	53%	28%	(1)%
Services	116,058	41%	117,093	47%	118,467	47%	(1)%	(1)%
Total	286,496	100%	250,027	100%	252,072	100%	15%	(1)%

The following table shows a breakdown of our total revenues by geographical distribution both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

(US$ in thousands)	2021		2020		2019		% Change 2021 vs. 2020	% Change 2020 vs. 2019
North, Central and South America (principally the United States)(*)	128,770	45%	114,413	46%	106,429	42%	13%	8%
EMEA (Europe, the Middle East and Africa)	98,388	34%	78,362	31%	75,275	30%	26%	4%
Asia-Pacific	59,338	21%	57,252	23%	70,368	28%	4%	(19)%
Total	286,496	100%	250,027	100%	252,072	100%	15%	(1)%

(*) For the years ended December 31, 2021, 2020 and 2019, our revenues from the United States were $98.9 million, $93.7 million and $85.4 million, respectively, representing 35%, 37% and 34% of total revenues for these years, respectively.

Revenues in 2021 were $286.5 million compared with revenues of $250.0 million in 2020, an increase of 15%. The increase in revenues was due to an increase in product revenue, in all geographic regions, primarily in EMEA as described below.

Revenues in 2020 were $250.0 million compared with revenues of $252.1 million in 2019, a decrease of 1%. The decrease in revenues was primarily due to a decrease in maintenance revenues as described in more detail below.

In 2021, our product revenues were $170.4 million, an increase of 28% compared to $132.9 million in 2020, reflecting an increase in cloud services, product subscriptions and in appliance products. In 2020, our product revenues were $132.9 million, approximately the same level as in 2019, reflecting an increase in product subscriptions, offset by a decrease in our hardware-based products.

In 2021, our service revenues were $116.1 million, compared to $117.1 million in 2020 and $118.5 million in 2019. The decrease in service revenues in both 2021 and 2020 is due to the decrease in maintenance revenues, partially offset by an increase in service subscriptions.

During 2021, our revenues from the enterprise market increased by 18% to $208.2 million from $176.9 million in 2020, and revenues from the carrier market increased by 7% to $78.3 million from $73.1 million in 2020. During 2020, our revenues from the enterprise market increased by 2% to $176.9 million from $172.6 million in 2019, whereas revenues from the carrier market decreased by 8% to $73.1 million from $79.5 million in 2019.

Our revenues in North, Central and South America increased in 2021 by 13% compared to 2020. Revenues from the EMEA region increased in 2021 by 26% compared to 2020. Revenues in the Asia-Pacific region decreased in 2021 by 4% compared to 2020. The growth in North, Central and South America and in EMEA is attributed to high demand for our cloud security solutions in those regions.

Our revenues in North, Central and South America increased in 2020 by 8% compared to 2019, mainly due to greater demand for cloud-based security solutions in those regions. Revenues from the EMEA region increased in 2020 by 4% compared to 2019. Revenues in the Asia-Pacific region decreased in 2020 by 19% compared to 2019 mainly due to recognition of large appliance deals in 2019.

Other than the United States, no other single country accounted for more than 10% of our revenues for the years ended December 31, 2021, 2020 and 2019.

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

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures and as a percentage of the relative product and services revenues:

(US$ in thousands)	2021		2020		2019
Cost of Products	42,191	24.8%	34,645	26.1%	35,056	26.2%
Cost of Services	10,255	8.8%	10,439	8.9%	10,118	8.5%
Total	52,446	18.3%	45,084	18.0%	45,174	17.9%

Cost of products as a percentage of product revenues in 2021 was 24.8%, compared to 26.1% in 2020. Cost of products in 2021 and 2020 included amortization of intangible assets in the amount of $1.9 million for 2021 and 2020. Our cost of products as a percentage of product revenues, excluding amortization of intangible assets, represented approximately 23.7% of product revenues in 2021, compared to 24.6% in 2020. The decrease in cost of products as a percentage of product revenues is mainly due to a different mix of sales of our products and product subscriptions.

Cost of services as a percentage of service revenues in 2021 was 8.8% compared to 8.9% in 2020.

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

Cost of services as a percentage of service revenues in 2020 was 8.9% compared to 8.5% in 2019.

Operating Expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated as well as the percentage change between such periods:

(US$ in thousands)	2021	2020	2019	% Change 2021 vs. 2020	% Change 2020 vs. 2019
Research and development, net	$74,098	$66,836	$61,841	11%	8%
Selling and marketing	119,842	113,015	109,556	6%	3%
General and administrative	21,885	18,924	18,584	16%	2%
Total	$215,825	$198,775	$189,981	9%	5%

Our operating expenses increased by 9% in 2021 to $215.8 million from $198.8 million in 2020. The increase is primarily attributed to personnel costs and related expenses, impact of the weakening of the dollar mainly against the NIS and fees paid to subcontractors and consultants.

Our operating expenses increased by 5% in 2020 to $198.8 million from $190.0 million in 2019. The increase is primarily attributed to personnel costs and related expenses as well as stock-based compensation expenses. Such increase was partially offset by the decrease in travel and marketing expenses related to the COVID-19 pandemic.

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

R&D expenses were $74.1 million in 2021, an increase of $7.3 million, or 11%, compared with R&D expenses of $66.8 million in 2020. This increase is primarily a result of: (1) $1.4 million due to an increase in personnel costs, including salary raises awarded and other salaries related expenses offset by lower average headcount compared to previous year,  (2) $3.4 million related to the impact of the weakening of the dollar mainly against the NIS, (3) $1.3 million increase in subcontractors, and (4) a $1.0 million increase in stock-based compensation expenses (see also “Stock-based compensation expenses” below).

R&D expenses were $66.8 million in 2020, an increase of $5.0 million, or 8%, compared with R&D expenses of $61.8 million in 2019. This increase is primarily a result of: (1) $3.1 million due to an increase in personnel costs compared to previous year, driven by the growth in average headcount during 2020, as well as salary raises awarded and other salary related expenses, (2) $1.0 million related to the impact of the weakening of the dollar mainly against the NIS, and (3) $1.6 million increase in stock-based compensation expenses (see also “Stock-based compensation expenses” below). This was partially offset by a $0.6 million decrease in expenses due to reductions in travel caused by the COVID-19 pandemic. Sales and Marketing Expenses.

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

Sales and marketing expenses were $119.8 million in 2021, an increase of $6.8 million, or 6%, compared with sales and marketing expenses of $113.0 million in 2020. This increase is mainly related to an increase of (1) $3.9 million due to a headcount increase, as well as salary raises and other salary related expenses such as sales incentive commissions, (2) $2.6 million related to the impact of the weakening of the dollar, mainly against the NIS, and (3) $0.5 million increase in stock-based compensation expenses (see also “Stock-based compensation expenses” below).

Sales and marketing expenses were $113.0 million in 2020, an increase of $3.5 million, or 3%, compared with sales and marketing expenses of $109.6 million in 2019. This increase is mainly related to an increase of $10.6 million due to a headcount increase, as well as salary raises and other salary related expenses, such as sales incentive commissions. This increase was partially offset by a $ 5.7 million reduction in travel expenses and $1.9 million of lower marketing expenses, each as a result of the COVID-19 pandemic.

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs and other general corporate expenses.

General and administrative expenses were $21.9 million in 2021, an increase of $3.0 million, or 16%, compared with general and administrative expenses of $18.9 million in 2020. The increase in general and administrative expenses in 2021 was primarily due to (1) $0.2 million related to personnel costs and related expenses, (2) $0.9 million related to the impact of the weakening of the USD against the NIS, (3) $0.7 million related to fees paid to outside consultants for tax, financial and legal services , (4) $1.4 million related to increase in insurance premiums, mainly due to directors and officers liability insurance. Such increase was partially offset by $0.5 million related to lower stock-based compensation expenses (see also “Stock-based compensation expenses” below).

General and administrative expenses were $18.9 million in 2020, an increase of $0.3 million, or 2%, compared with general and administrative expenses of $18.6 million in 2019. The increase in general and administrative expenses in 2020 was primarily due to an increase of $0.2 million related to personnel costs and related expenses, an increase of $0.2 million related to the impact of the weakening of the USD against the NIS and an increase of $0.6 million related to higher stock-based compensation expenses (see also “Stock-based compensation expenses” below). Such increase was partially offset by a $0.6 million decrease related to fees paid last year to outside consultants primarily related to our acquisition in 2019 of Kaalbi Technologies Private Ltd., formerly known as ShieldSquare, an India-based provider of bot mitigation and bot management space, and the intellectual property litigation that settled in 2019.

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

The following tables summarize the stock options and restricted share units (RSUs) that were granted during the years 2021, 2020 and 2019, and their weighted average grant-date fair value:

Stock options:

	2021	2020	2019
Grants	248,233	1,037,444	1,167,458
Weighted average grant-date fair value	6.87	4.74	5.54

RSUs:

	2021	2020	2019
Grants	1,143,097	995,419	776,788
Weighted average grant-date fair value	32.57	22.54	23.41

Stock-based compensation expenses in 2021 totaled $17.6 million, an increase of $1.1 million, or 7%, compared with expenses of $16.5 million in 2020. The reason for the increase in our stock-based compensation expenses in 2021 is primarily due to the significant increase in our weighted average grant date fair value of RSUs granted throughout 2021.

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

Financial income, net was $4.4 million in 2021, compared with $7.8 million in 2020. The net decrease of $3.4 million is primarily attributed to a $3.8 million decrease in interest from our investments, partially offset by a $0.5 million decrease in foreign currency exchange losses.

Financial income, net was $7.8 million in 2020, compared with $8.8 million in 2019. The net decrease of $1.0 million is primarily attributed to a decrease in interest from our investments due to lower market yield.

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2021 and 2020 tax years. We elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment, 1959 (the “Investments Law”) as of the 2014 tax year. The election is irrevocable. Under the Preferred Enterprise regime, a preferred income of an enterprise located in the center of Israel is subject to a tax rate of 16%. Pursuant to Amendment 73 to the Investments Law adopted in 2017, a company located in the center of Israel that meets the conditions for “Preferred Technological Enterprises”, is subject to a tax rate of 12%. We believe we meet those conditions.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

Our effective tax rate in 2021 was 65% compared with an effective tax rate of 31% in 2020. The increase in the effective tax rate in 2021 as compared to 2020 is primarily due to a settlement we reached with the Israeli Tax Authority during November 2021 in relation to our corporate tax returns for the years 2015-2018 and the release of Trapped Earnings as described in Item 10.E “Taxation—Israeli Tax Considerations.”

Our effective tax rate in 2020 was 31% compared with an effective tax rate of 12% in 2019. The increase in the effective tax rate in 2020 as compared to 2019 is primarily due to the release of a valuation allowance we made in 2019 and the write-off of unused withholding tax balances.

For additional disclosure and explanations regarding our income taxes, including Preferred Technology Enterprise program, see Note 14 to our consolidated financial statements included elsewhere in this annual report and Item 10.E “Taxation—Israeli Tax Considerations.”

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

Impact of Russia-Ukraine Conflict

Following Russia’s military conflict in Ukraine, the United States and other countries launched economic sanctions and severe export control restrictions against Russia and Belarus, and the United States and other countries could launch wider sanctions and export restrictions and take other actions should the conflict further escalate. For information on the possible impact of the Russia-Ukraine Conflict, see Item 3.D “Risk Factors – Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries – Risk Related to Our Business and Our Industry”.

Impact of COVID-19

For information on the impact of the COVID-19 pandemic, see Item 5.B “Trend Information—COVID-19 Update.”

Related Parties

We have entered into a number of agreements for the lease of real property and the purchase of certain products and services from certain companies, of which Yehuda Zisapel, Zohar Zisapel and/or Nava Zisapel are co-founders, directors and/or shareholders, that form part of the RAD-Bynet Group. In February 2022, we have also acquired the technology and operations of one of these RAD-Bynet Group entities, SecurityDAM. Mr. Yehuda Zisapel, the Chairman of our Board of Directors, and Mr. Roy Zisapel, our President and Chief Executive Officer and a director, hold a majority stake and a minority stake, respectively, in SecurityDAM. Mr. Roy Zisapel also serves as a director of RAD Data Communications Ltd., a company in the RAD-Bynet Group.

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

For more details about these transactions, see below under Item 7.B “Related Party Transactions.”

B.          Liquidity and Capital Resources

General

Since our inception, we have financed our operations through a combination of issuing equity securities, including two public offerings in October 1999 and February 2000, research and development and marketing grants from the Government of Israel, and cash generated by operations.

The Company’s equity as a percentage of its total assets was 58% on December 31, 2021, compared with 62% at December 31, 2020 and 66% at December 31, 2019.

Cash and cash equivalents, short- and long-term bank deposits and short- and long-term marketable securities were $465.8 million at December 31, 2021, compared with $448.8 million and $427.7 million at December 31, 2020 and 2019, respectively.

Principal Capital Expenditures and Divestitures

Capital expenditures were $5.6 million, $8.7 million and $8.2 million for the years ended December 31, 2021, 2020 and 2019, respectively. These expenditures were mainly comprised of investments in cloud infrastructure, enterprise resource planning (ERP) modules, leasehold improvements, machinery and equipment, computers, lab equipment and testing tools.

We expect to engage in additional capital spending to support possible growth in our operations, infrastructure and personnel. In 2022, we anticipate that the majority of our capital expenditures will be primarily for additional infrastructure to support our cloud-based solutions and for R&D testing, lab equipment and additional investments in new modules for our ERP system.

We did not have any principal divestitures in the past three years.

Working Capital and Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands):

	2021	2020	2019
Net cash provided by operating activities	$71,774	$63,865	$52,852
Net cash provided by (used in) investing activities	7,849	(14,368)	(50,793)
Net cash used in financing activities	(41,881)	(35,477)	(6,511)

Net cash provided by operating activities for 2021, 2020 and 2019 was $71.8 million, $63.9 million and $52.9 million, respectively. Our net income in 2021, 2020 and 2019 was $7.8 million, $9.6 million and $22.6 million, respectively.

Net cash provided by operating activities was $71.8 million for the year ended December 31, 2021 compared to $63.9 million net cash provided in operating activities for the year ended December 31, 2020. The change resulted primarily from an increase of $3.6 million in accrued interest on bank deposits, an increase of $3.2 million in deferred revenues, an increase of $2.4 million in inventories, an increase of $1.0 million in other receivables and prepaid expenses and an increase of $2.9 million in trade payables. This increase was partially offset by a decrease of $2.1 million in trade receivables, net, a decrease of $1.8 million in our net income, and a $4.2 million change in deferred income taxes, net.

Net cash provided by operating activities was $63.9 million for the year ended December 31, 2020 compared to $52.9 million net cash provided in operating activities for the year ended December 31, 2019. The change resulted primarily from an increase of $14.5 million in deferred revenues, increase of $8.5 million in other payables and accrued expenses, a decrease of $8.2 million in trade receivables, net, increase of $3.5 million in stock-based compensation and $1.5 million change in deferred income taxes, net. This increase was partially offset by a decrease of $12.9 million in our net income, decrease of $4.5 million in inventories, decrease of $4.2 million in trade payables and decrease of $3.3 million in accrued interest on bank deposits.

Net cash provided by investing activities was $7.8 million for the year ended December 31, 2021, an increase of $22.2 million compared to net cash used in investing activities of $14.4 million for the year ended December 31, 2020. The increase was due to a net increase of $19.0 million in proceeds from short- and long-term deposits and marketable securities and an increase of $3.1 million due to lower capital expenditures.

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

Net cash used in financing activities was $41.9 million for the year ended December 31, 2021, an increase of $6.4 million compared to net cash used in financing activities of $35.4 million for the year ended December 31, 2020. Net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares. In 2021 and 2020, we repurchased ordinary shares in the amount of $52.5 million and $45.3 million, respectively. In addition, proceeds from exercise of stock options decreased by $1.3 million and there was a decrease of $2.1 million in payment of deferred consideration related to the acquisition of ShieldSquare which was paid in 2020.

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

Cash and Cash Equivalents

As of December 31, 2021, we had cash and cash equivalents, including short- and long-term bank deposits and short- and long-term marketable securities, of $465.8 million, compared to $448.8 million as of December 31, 2020 and $427.7 million as of December 31, 2019. As of December 31, 2021, approximately 42%, 6% and 31% of our short- and long-term bank deposits were deposited in Israel with major Israeli banks which are rated AAA, A and BBB+, respectively, as determined by S&P’s Maalot, and the balance of 21% was deposited in the U.S. branch of another major Israeli bank which is rated A, as determined by S&P’s Maalot. As of December 31, 2021, the longest contractual duration of any of our bank deposits was 2.0 years, the weighted average duration of our deposits was 1.5 years, and the weighted average time to maturity was 0.8 years.

Our marketable securities portfolio includes investments in foreign banks and government debentures and in debt securities of corporations. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States.  As of December 31, 2021, 38% of our marketable securities portfolio was invested in debt securities of financial institutions and 62% in debt securities of corporations. From a geographic perspective, 53% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 7% was invested in debt securities of European issuers and 40% was invested in debt securities of other geographic-located issuers. As of December 31, 2021, 92% of our marketable securities portfolio was rated A- or higher and 8% was rated BBB or BBB+, as determined by S&P.

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

Other Material Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2021 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due by Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year*	1-3 years	3-5 years	More than 5 years
Operating leases (1)	30,215	5,545	8,446	6,274	9,950
Total contractual cash obligations (2)(3)	30,215	5,545	8,446	6,274	9,950
* Become due during 2022.

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2022 to 2030, although certain of our leases have renewal options.

(2) Payments for uncertain income tax positions of $5.3 million under Accounting Standards Codification (ASC) 740 are due upon settlement. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Notes 2(t) and 14(a) of our consolidated financial statements.

(3) Severance payments of $4.8 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(v) of our consolidated financial statements.

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

C.           Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2021, we had 365 employees and 68 subcontractors engaged primarily in research and development activities, compared to 361 employees and 55 subcontractors at the end of 2020. For a further discussion of research and development, see Item 5.A “Operating Results.”

For a discussion regarding the benefits provided under programs of the IIA, see Item 4.B “Business Overview—Israeli Innovation Authority.”

D.          Trend Information

General

We have identified the following key trends and uncertainties that we believe will materially influence our market, financial condition and the demand for our solutions:

•
Applications are migrating to the public cloud.  The migration to public cloud exposes organizations to new threats that require consistent security across all cloud environments. Organizations also prefer to purchase security services as a subscription, to match the subscription-based consumption of hosting services.

•
Datacenter architecture is changing. Datacenter architecture is changing to include various models such as a physical datacenter, a virtual datacenter, a software defined datacenter, and private or public cloud. New emerging edge clouds coupled with the emerging 5G breakouts and SD-WAN will enable enterprises to leverage their IoT strategy effectively. Many organizations use a mixed infrastructure that includes a combination of one or more of the above and therefore require broader overarching protection that encompasses both the datacenter and cloud-based applications that can be built and delivered as “lift and shift” and “born-in-the cloud” modes. In addition, this mixed environment often involves multiple vendors and creates challenges in IT staffing and operational costs, which increase the needs for hybrid cloud services, managed services and modern automated data center technologies.

•
Application modernization requires new security tools. Application infrastructure is changing, from monolithic applications to modern applications and web sites in which deployment workflows, front-end built-tools and API-centric architectures are used. The rise of cloud-native ecosystems, increasingly adapting cloud-direct and micro-services architecture packaged as containers, is providing a built-in ’on-demand’ elasticity and availability application infrastructure. This enables introducing and running the new generation of cloud-native applications, in a fast, adaptive and more efficient way by interacting with DevOps CICD tools and methods. As such, the AppSec blast radius is expanded and requires injection of security controls within the application lifecycle generation at early stages, to avoid slowdown in development, to sanitize, for example, usage of opensource software used by developers and might leak in malicious code (recent Log4J library). Various “shift-left” methods are used and specifically adapted for various target deployment environments.

•
The above-mentioned cloud-native application delivery opens the door for leakage through the open cloud interface. A new family of attack surfaces manifested by the fact that the cloud APIs are publicly published, and DevOps processes are done from the outside of the cloud “perimeter” (the insider becomes the outsider). “Cloud-native” infiltrations are enabled by the usage of cloud-IAM (identify and access) misconfigurations or account take over techniques and by various vulnerabilities of publicly exposed web and API interfaces. This creates a need for a new protection posture for compliance, permissions hardening, vulnerabilities detection as well as cloud-native detection (infiltrations and exfiltration) and response tools under new industry categories: CIEM (“Cloud Infrastructure Entitlement Management”), CSPM (“Cloud Security Posture Management”) and CWPP (“Cloud Workload Protector Platform”) and CTDR (Cloud Threat Detection and Response).

•
Organizations’ attack surfaces are increasing due to a changing economy. This was caused by a combination of two forces. First, working from home due to COVID-19 required organizations to enable remote access to applications and services that were previously not exposed. This eliminated the traditional network perimeter , and now every home computer or mobile device has become the new perimeter. Second, an increase in the online consumption of goods has accelerated organizations’ digital transformation  and migration to the cloud. The result is more opportunities for attackers to leverage the increased attack surface.

•
Increasing complexity and intensity of security threats. The increasing complexity and intensity of security threats landscape require expertise in identifying the attacks and state-of-the-art security to mitigate the attacks and safeguard the assets.  Attack delivery is aided by the growing presence of connected devices (IoT) which increases the threat surface against any kind of infrastructure, as well as traffic encryption (dark data) assisting hiding attacks. Furthermore, attack tools are increasingly available to all through the dark net and becoming more sophisticated as hackers use automation and weaponize artificial intelligence. This leads to ever morphing and scalable attack vectors at all levels, from volumetric botnets through web and API-centric attacks, as well as new attack surfaces that utilize Kubernetes-platforms (container orchestration platform of choice).  The mass amount of uncontrolled IoT devices and cloud hosting opens the door for a new generation of botnets and automated bots, hard to classify and block. Most organizations are not able to keep up with these developments with their internal cyber security resources and seek managed security services.

•
Increasing expectations for applications availability and frictionless performance, due to the increasing dependence on applications in today’s business world. Businesses are sensitive to the resilience and availability of their applications, given their customers’ expectations of flawless experience and optimal performance. As such, exposed web and API based applications are the target for attackers that utilize both the server side as well as the client/browser side platforms for spreading their malicious code. New security controls utilize the power of artificial intelligence (AI) and machine learning (ML) to control the delivery of AppSec services (false positives) as well as detection of zero-day.

•	COVID-19. The potential effects of the COVID-19 pandemic (see below under “COVID-19 Update”).

We believe that our business, comprised of application security and delivery solutions, is positioned to benefit from the above-mentioned industry dynamics due to the following key factors:

•	We have developed a broad portfolio of solutions to address the challenges and meet the requirements arising from these trends.

•	We continuously focus on innovation and believe that our solutions have, in many instances, a technological advantage over competing solutions.

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

•
In addition, our customers’ purchasing decisions are related to the conditions in our industry and in the various regions and geographical markets in which we operate and are tied to the overall IT spending climate. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to such uncertainties. In particular, the recent COVID-19 pandemic may negatively affect economic conditions regionally as well as globally, disrupt operations situated in countries particularly exposed to the contagion, affect supply chains or otherwise negatively impact our business.

•	The other risks and uncertainties we face, as described under Item 3.D “Risk Factors.”

COVID-19 Update

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, and decreased consumer mobility and activity. Our business has been affected in various ways from the COVID-19 pandemic, including the following:

•
Manufacturing and Supplies: During 2021, we experienced some slowdowns in our supply chain. Such slowdowns were mainly associated with the need to deliver appliances to customers’ locations around the world. We have undertaken various measures in order to overcome these disruptions, primarily in order to mitigate the risk of failing to timely respond to our customers’ delivery requirements in the face of importation blocking in different countries. As a result, the overall impact of COVID-19 on our manufacturing and supply chain was immaterial.

•
Human Resources: At the outset of the COVID-19 pandemic, we shifted our operations to enable work from home and, in compliance with constantly developing regulations enacted in Israel and abroad, we continue to allow our office employees to work, partially or primarily, from their homes.

While, taken as a whole, we do not believe COVID-19 had a significant impact on our business in 2021, the impacts of the global pandemic on our business and financial outlook remain unknown. In particular, there is no guaranty that any increased investments in cyber protection solutions by our customers as described above will continue after the COVID-19 pandemic subsides and the extent to which COVID-19 will impact our business, financial condition or results of operations will depend on future developments, which are uncertain and cannot be predicted. We intend to continue to actively monitor the situation and may take further actions as may be required by applicable regulations or that we deem are necessary or desirable to address the needs of our employees, customers, partners and suppliers.

E.           Critical Accounting Estimates

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

Our solutions are sold primarily through distributors and resellers, all of which are considered end-users.

Our arrangements typically contain various combinations of our products and subscriptions and PCS, which are distinct and are accounted for as separate performance obligations. We allocate the transaction price to each performance obligation based on its relative standalone selling price (SSP). If the SSP is not observable, we estimate the SSP taking into account available information such as geographic specific factors, customer grouping and internally approved pricing guidelines related to the performance obligation. For PCS, we determine the standalone selling price based on observable renewals prices. For subscriptions, we determine the standalone selling price based on standalone new subscription transactions and renewals. For products, the SSP is not observable, and therefore, we estimate the product SSP taking into account available information such as geographic specific factors, customer grouping and internally approved historical pricing guidelines.

Deferred revenues include unearned amounts received under post-contract customer support and subscription agreements and are classified as short- and long-term based on their contractual term. Deferred revenue amounts which represent uncollected amounts are offset against trade receivables.

We record a provision for estimated sale returns, credits and stock rotation granted to customers on our products in the same period that the related revenues are recorded in accordance with ASC 606. These estimates are based on historical sales returns, stock rotations and other factors known to us. Such provisions amounted to $2.5 million and $2.7 million as of December 31, 2021 and 2020, respectively.

Deferred Contract Costs. We capitalize sales commission as costs of obtaining a contract when they are incremental and if they are expected to be recovered. Our contracts include performance obligations related to various goods and services, some of which are satisfied at a point in time and others over time. Commission costs related to performance obligations satisfied at a point in time are expensed at the time of sale, which is when revenue is recognized. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the goods or services to which the asset relates. Sales commissions paid for new contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit. We apply judgment in estimating the amortization period, by taking into consideration our customer contract terms, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. Accordingly, we determined the expected period of benefit to be approximately 3.37 years. Amortization expense is included in Sales and Marketing expenses in the accompanying consolidated statements of income. Deferred sales commission costs capitalized are periodically reviewed for impairment.

As of December 31, 2021, and 2020, the amount of deferred sales commission was approximately $23.9 million and $20.9 million, respectively, and is included in other long-term assets on the balance sheets.

As of December 31, 2021, and 2020, we recorded amortization expenses in connection with deferred sales commissions in the amount of approximately $10.1 million and $9.9 million, respectively.

Investment in Marketable Securities. We account for investments in debt marketable securities in accordance with Accounting Standards Codification, or ASC 320, “Investments – Debt and equity Securities.” Management determines the appropriate classification of our investments at the time of purchase and reevaluates such determinations at each balance sheet date.

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

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities are included in financial income, net.

In 2020, we adopted ASU 2016-13, Topic 326 "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments" which modified the other than temporary impairment model for available for sale debt securities. Available-for-sale securities are periodically evaluated for unrealized losses. For unrealized losses in securities that we intend to hold and will not more likely than not be required to sell before recovery, we further evaluate whether declines in fair value below amortized cost are due to credit or non-credit related factors. We consider credit related impairments to be changes in value that are driven by a change in the creditor's ability to meet its payment obligations and record an allowance and recognize a corresponding loss in financial income, net when the impairment is incurred. Unrealized non-credit related losses and unrealized gains are reported as a separate component of accumulated other comprehensive income in our consolidated balance sheets until realized. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net. Credit loss impairments for the years ended December 31, 2021, and 2020 were immaterial.

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

We operate in one operating segment, and this segment comprises our single reporting unit. We conduct our annual test of impairment for goodwill on December 31st of each year, or more frequently if impairment indicators are present. No impairment was recorded during 2021, 2020 and 2019.

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

We selected the Black-Scholes-Merton option pricing model to account for the fair value of our stock-options awards with only service conditions and whereas the fair value of the restricted share awards is based on the market value of the underlying shares at the date of grant. During 2020, we granted potential shares to be issued for performance share awards, subject to a market condition based on the performance of the Company’s stock price, to our President and Chief Executive Officer. The fair value of this award was determined using a Monte Carlo simulation methodology. The Monte Carlo simulation model utilizes multiple input variables that determine the probability of satisfying the market condition stipulated in the award and calculates the fair value of each award.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2021 and 2020 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 14 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “Results of Operations—Taxes” below.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Yehuda Zisapel (1)	80	Chairman of the Board of Directors
Yair Tauman (1)(2)(3)(4)	73	Director
Stanley B. Stern (2)(4)(6)	64	Director, Chairman of the Audit Committee
Naama Zeldis (2)(3)(4)(5)	58	Director
Gabi Seligsohn (2)(3)(6)	55	Director, Chairman of the Compensation Committee
Yuval Cohen (1)(2)(3)(4)	59	Director
Roy Zisapel (5)	51	President, Chief Executive Officer and Director
Guy Avidan	59	Chief Financial Officer
Yoav Gazelle	52	Chief Business Officer
David Aviv	66	Chief Technology Officer
Gabi Malka	46	Chief Operating Officer
Sharon Trachtman	53	Acting Chief Marketing Officer

(1)  Term as director expires at the annual meeting of shareholders to be held in 2024.
(2)  Qualified as an independent director, as determined under the Nasdaq rules.
(3)  Serves on the Compensation Committees of the Board of Directors.
(4)  Serves on the Audit Committees of the Board of Directors.
(5)  Term as director expires at the annual meeting of shareholders to be held in 2022.
(6)  Term as director expires at the annual meeting of shareholders to be held in 2023.

Yehuda Zisapel co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware US and other subsidiaries Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other private companies in the RAD-Bynet Group. See Item 4.C “Organizational Structure.”  Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, our President, Chief Executive Officer and director.

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

Stanley B. Stern has served as a member of our Board of Directors since September 2020. Mr. Stern is currently the chairman of the board of directors of AudioCodes Ltd. (Nasdaq, TASE: AUDC) (AudioCodes), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, and serves as a member of the boards of directors of the following public companies: Ormat Technologies, Inc. (NYSE: ORA), Ekso Bionics Holdings, Inc. (Nasdaq: EKSO). Since 2013, Mr. Stern has served as the president of Alnitak Capital, a strategic advisory firm, engaged primarily in high-tech, alternative energy and healthcare. Previously, from 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin where he focused on the technology and defense related sectors. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. Prior to his term at STI Ventures, he spent over 20 years at CIBC Oppenheimer in the investment banking department and started the technology banking group in 1990.  In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd. and Fundtech Ltd., and the chairman of the boards of directors of Tucows, Inc. and of SodaStream International Ltd., until its sale to Pepsico in December 2018. Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

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

Gabi Seligsohn has served as a member of our Board of Directors since May 2020. Mr. Seligsohn served as the Chief Executive Officer of Kornit Digital Ltd. (Nasdaq: KRNT) (Kornit Digital), a company engaged in the area of digital printing on textiles, from April 2014 through July 2018. From August 2006 until August 2013, he served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd. (Nasdaq: NVMI), a company specializing in the design, development and production of optical metrology solutions for the semiconductor industry. Prior thereto, from 1998 to 2006, he served in several leadership positions in Nova. Mr. Seligsohn was recently appointed as Chairman of the board of directors of Augwind Energy Tech Storage Ltd. (TASE: AUGN), and also serves on the boards of directors Kornit Digital and Ion Acquisition Corporation 1 & 2 (SPACs) (NYSE: IACA-UN and NYSE: IACB-UN, as well as serves as a director on the board of directors of PubPlus, a privately owned company. Mr. Seligsohn holds an LL.B. degree from the University of Reading, England.

Yuval Cohen is the founding and managing partner of Fortissimo Capital Fund, a private equity fund headquartered in Israel, that was established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund, and prior thereto, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (NASDAQ: DSPG), and Intel Corporation (NASDAQ: INTC). Currently, Mr. Cohen serves as the chairman of the board of directors of Kornit Digital Ltd. (NASDAQ: KRNT) and as a director of Wix.com Ltd. (NASDAQ: WIX). He also serves on the board of directors of several privately-held portfolio companies of Fortissimo. Mr. Cohen holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. from Harvard University.

Roy Zisapel co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware US and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel serves as a director of Rad data communications, a private company in the RAD-Bynet Group. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company, and Nava Zisapel, who is one of our major shareholders.

Guy Avidan has served as our Chief Financial Officer since February 2022. Prior to joining Radware, he was with Kornit Digital, where he served as President at KornitX from November 2020 to November 2021 and as Chief Financial Officer from November 2014 to November 2020, in which role he led Kornit to its initial public offering on Nasdaq. Prior to joining Kornit Digital, Mr. Avidan was Vice President of Finance and Chief Financial Officer at AudioCodes. In addition, Mr. Avidan has 15 years of experience serving in various other executive capacities, including co-President and Chief Financial Officer at MRV Communications, Inc. (NASDAQ: MRVC) as well as Vice President of Finance and Chief Financial Officer at Ace North Hills, which was acquired by MRV Communications. Mr. Avidan is a certified public accountant and holds a B.A. degree in economics and accounting from Haifa University in Israel.

Yoav Gazelle has served as our Chief Business Officer since January 2022 and as our Vice President, International Sales since January 2019. Prior to that, Mr. Gazelle served as our Vice President, EMEA & CALA from June 2013 to January 2019. Prior to joining Radware, between 2000 and 2013, Mr. Gazelle held a variety of sales, marketing and business development positions in ECI Telecom Ltd., including President, Head of Europe and the Americas from January 2012 to March 2013. Mr. Gazelle holds a B.Sc. degree in electrical and electronic engineering from the Technion – The Israeli Institute of Technology, Israel.

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

Sharon Trachtman has served as our Acting Chief Marketing Officer since February 2021. In parallel she continues to serve as our Chief Business Operation Officer. Ms. Trachtman has been with our cCmpany since its inception in 1997. Since September 1997 she held various senior positions in Radware, such as Product Management Vice President and Marketing Vice President. From November 1994 to September 1997, Ms. Trachtman was a product line marketing manager for Scitex Corporation.  Ms. Trachtman holds a B.A. degree in computer science and philosophy from Bar-Ilan University, Israel.

Additional Information

Under Nasdaq requirements, a majority of the members of our Board of Directors are required to be “independent” as defined under the Nasdaq rules. We currently satisfy this requirement because five of our seven directors (namely, Mr. Stanley Stern, Prof. Yair Tauman, Mr. Gabi Seligsohn, Ms. Naama Zeldis and Mr. Yuval Cohen) qualify as “independent directors” under the Nasdaq rules.

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

During 2021, the composition of our Board of Directors has changed. In December 2021, Mr. Yuval Cohen was elected to our Board of Directors.

In the past year, we have experienced several changes in senior management. In June 2021, Mr. Doron Abramovitch, who served as our Chief Financial Officer since September 2015, left. In June 2021, Ms. Anna Convery-Pelletier, who served as our Chief Marketing Officer since December 2016, left. And, in January 2022, Mr. Raffi Kesten, who served as our Chief Business Officer since June 2019, left.

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

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2021 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2020 - All directors and officers as a group, consisting of 16 persons*	$3,710,200	$542,300

2021 - All directors and officers as a group, consisting of 13 persons**	$3,864,790	$531,240

* Includes 4 persons who served as our directors in 2020 and are no longer serving as our directors and 3 directors who were appointed during 2020.

** Includes 3 persons who served as our officers in 2021 and are no longer serving as our officers and one director who was appointed during 2021.

During 2021, we granted to our directors and officers listed in Item 6.A above, in the aggregate, 38,999 RSUs at a weighted average grant date fair value per RSU of $30.77 and options to purchase 160,000 ordinary shares at a weighted average exercise price per share of $32.71. The options and RSUs expire sixty-two months after grant. The weighted average grant date fair value of these options was $7.08 per option.

For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(s) to our consolidated financial statements included elsewhere in this annual report. See also Item 6.E “Share Ownership— Share Option Plans” below.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2021, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

We currently hold directors and officers liability insurance with an aggregate coverage limit of $35 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2021. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2021.

Name and Principal Position (1)	Year	Salary	Bonus (including Sales Commissions) (2)	Equity-Based	All Other	Total
				Compensation (3)	Compensation (4)
		(US$ in thousands)
Roy Zisapel, President, Chief Executive Officer and Director*	2021	462 (5)	600 (6)	--	143	1,205
Yoav Gazelle, VP International Sales	2021	223	245	336	44	848
Raffi Kesten, Chief Business Officer	2021	394	337	--	92	823
David Aviv, Chief Technology Officer*	2021	312	66	285	76	739
Gabi Malka, Chief Operating Officer*	2021	323	132	--	80	535

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

(5)
Mr. Roy Zisapel is entitled to a gross base salary of $400,000 (or the equivalent in NIS) per annum, which includes payment for managing our entire on-going North America activities. The additional $62,000 over the aggregated total $400,000 annual salary is attributed to the change in the $/NIS exchange rate from the date of the Shareholders’ Annual General Meeting in 2012 where Mr. Zisapel’s salary was approved to the average $/NIS exchange rate in 2021.

(6)	Consistent with our Compensation Policy, and as approved by our shareholders in November 2020, Mr. Roy Zisapel is entitled to an annual bonus of up to $600,000 (or the equivalent in NIS).

* All or part of the base salary is denominated in NIS whereas our functional currency is dollars and therefore fluctuations in dollar amounts may be attributed to exchange rate fluctuations.

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $37,645) per year of service; (ii) per meeting remuneration of NIS 3,600 (currently equivalent to approximately $1,122) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. All amounts payable under items (i), (ii), (iii) and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors is divided into three classes with each class of directors serving until, generally, the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class II	2022	Roy Zisapel and Naama Zeldis
Class III	2023	Gabi Seligsohn and Stanley Stern
Class I	2024	Yehuda Zisapel, Yair Tauman and Yuval Cohen

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

Our Board has determined that all directors serving on our Audit Committee (namely, Mr. Stanley Stern, Ms. Naama Zeldis, Prof. Yair Tauman and Yuval Cohen) meet the independence standards required of Audit Committee members by the Securities Exchange Act of 1934 and the Nasdaq rules. In addition, the Board of Directors has determined that Ms. Naama Zeldis is considered an “audit committee financial expert” (as defined by SEC rules).

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

Our Compensation Committee currently consists of Mr. Gabi Seligsohn, Prof. Yair Tauman, Ms. Naama Zeldis and Mr. Yuval Cohen, all of whom are independent directors.

Nomination of Directors

Our independent directors consider and vote upon nominations to our Board of Directors.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2021*:

Name of Body	No. of Meetings in 2021	Average Attendance Rate**
Board of Directors	23	98.55%
Audit Committee	11	100%
Compensation Committee	10	100%

* Excludes ad-hoc committees.
** Meetings at which a director was not allowed to attend as a matter of applicable law were not counted as a failure to attend.
     Each director attended at least 96% of all Board meetings.**

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

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As of December 31,
	2021		2020		2019
Approximate numbers of employees and subcontractors by geographic location:
Israel	488		494		482
North, Central and South America (principally the United States)	226		226		221
EMEA (Europe, the Middle East and Africa)	125		116		108
Asia-Pacific	304(	*)	286(	*)	283(	*)
Total workforce	1,143		1,122		1,094
Approximate numbers of employees and subcontractors by category of activity:
Research and development	433(	*)	416(	*)	415(	*)
Sales, technical support, business development and marketing	578		574		539
Management, operations and administration	132		132		140
Total workforce	1,143		1,122		1,094

(*) Includes 68, 55 and 57 subcontractors, as of December 31, 2021, 2020 and 2019, respectively.

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

E.           Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of April 4, 2022. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or RSUs currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them:

Name	Number of ordinary shares	Percentage of outstanding ordinary shares**
Yehuda Zisapel (1)	1,786,611	3.95%
Roy Zisapel (2)	1,452,284	3.21%
Gabi Seligsohn (3)	*	*
Stanley Stern (3)	*	*
Naama Zeldis (3)	*	*
Yair Tauman (3)	*	*
Yuval Cohen	*	*
Gabi Malka (3)	*	*
David Aviv (3)	*	*
Sharon Trachtman (3)	*	*
Guy Avidan (3)	*	*
Yoav Gazelle (3)	*	*
All directors and executive officers as a group (12 persons) (4)	3,527,245	7.74%

* Reflects ownership of less than 1%.

** The percentages shown are based on 45,251,606 ordinary shares issued and outstanding as of April 4, 2022. This figure of outstanding ordinary shares excludes (i) 12,000 RSUs and (ii) employee stock options to purchase an aggregate of 300,350 ordinary shares at a weighted average exercise price of approximately 23.37 per share, with the latest expiration date of these options being in November 2025 (of which, options to purchase 250,350 of our ordinary shares were exercisable as of April 4, 2022).

(1) Consists of (i) 1,438,111 shares held directly by Yehuda Zisapel; (ii) 324,500 shares held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel; and (iii) 24,000 options to purchase ordinary shares, which options are fully vested or which will be fully vested within the next 60 days. The options consist of 24,000 options at an exercise price of $27.15, which expire in November 2023. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(2) Consists of 1,452,284 shares.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such individual, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Consists of 3,214,895 shares, 12,000 RSUs and 300,350 options to purchase ordinary shares. The options consist of (i) 15,000 options at an exercise price of $17.35, which expire in December 2022, (ii) 30,000 options at an exercise price of $17.63, which expire in October 2022, (iii) 40,000 options at an exercise price of $22.51, which expire in December 2024, (iv) 31,350 options at an exercise price of $22.70, which expire in January 2025, (v) 30,000 options at an exercise price of $23.46, which expire in July 2025, (vi) 40,000 options at an exercise price of $24.06, which expire in July 2025, (vii) 20,000 options at an exercise price of $24.32, which expire in November 2025, (viii) 20,000 options at an exercise price of $24.74, which expire in November 2025, (ix) 50,000 options at an exercise price of $26.36, which expire in October 2023 and (x) 24,000 options at an exercise price of $27.15, which expire in November 2023.

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

Options granted pursuant to the Share Incentive Plan are typically granted for a term of 62 months from the date of the grant of the option. As of December 31, 2021, 33,312,967 ordinary shares have been reserved for equity grants under the plan, of which we have granted (i) options to purchase 27,941,346 ordinary shares at a weighted average exercise price of $7.70 per ordinary share and (ii) and issued 4,501,870 RSUs.

The Share Incentive Plan allows the allocation of short-term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the Nasdaq on the date of grant of a respective option award. As of December 31, 2021, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

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

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (ESPP), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one year offering periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2021, a total of 255,560 shares had been purchased under the ESPP. During 2021, no shares were purchased under the ESPP.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 4, 2022, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**

Artisan Partners Limited Partnership (1)	4,097,761	9.06%

Senvest Management, LLC (2)	3,180,659	7.03%

Nava Zisapel (3)	3,060,176	6.76%

Legal & General Investment Management (Holdings) Limited (4)	2,398,808	5.30%

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

** The percentages shown are based on 45,251,606 ordinary shares issued and outstanding as of April 4, 2022. This figure of outstanding ordinary shares excludes (i) 12,000 RSUs and (ii) employee stock options to purchase an aggregate of 300,350  ordinary shares at a weighted average exercise price of approximately $23.37 per share, with the latest expiration date of these options being in November 2025 (of which, options to purchase 250,350 of our ordinary shares were exercisable as of April 4, 2022).

(1) Shares are beneficially owned by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP, Artisan Partners Asset Management Inc. and Artisan Partners Funds, Inc. (collectively, “Artisan”). This information is based on information provided in Amendment No. 1 to the Statement on Schedule 13G filed with the SEC by Artisan on February 4, 2022. The business address of Artisan is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(2) Shares are beneficially owned by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”). This information is based on information provided in Amendment No. 17 to the Statement on Schedule 13G filed with the SEC by Senvest on February 9, 2022. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(3) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,467,843 are held directly; (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel; and (iii) 324,500 are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel. As noted in footnote 1 in Item 6.E “Share Ownership,” Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(4) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Legal & General Investment Management (Holdings) Limited (“LGIM”) and GO UCITS ETF Solutions LLP (“GO UCITF”) on February 14, 2022. According to such information, of the ordinary shares beneficially owned by LGIM and GO UCITF per the table above, LGIM has sole dispositive power with respect to such shares and, together with GO UCITF, shared voting power over such shares. The business address of LGIM and GO UCITF is One Coleman Street, London, England, EC2R 5AA.

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

Significant Changes in the Ownership of Major Shareholders

During the past three years, the significant changes in the percentage ownership of our major shareholders were as follows:

•
Based on Amendment No. 17 to the Statement on Schedule 13G filed with the SEC by Senvest on February 9, 2022, Senvest beneficially owned 3,180,659 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Senvest, Senvest beneficially owned (i) as of February 12, 2021, 3,221,414 of our outstanding ordinary shares and (ii) as of February 7, 2020, 5,401,595 of our outstanding ordinary shares.

•
Based on Amendment No. 6 to the Statement on Schedule 13G filed with the SEC by Cadian Cadian Capital Management, LP, Cadian Capital Management GP, LLC and Mr. Eric Bannasch (collectively, “Cadian”) on February 14, 2022, Cadian does not beneficially own any of our outstanding ordinary shares.  Based on previous amendments to the Schedule 13G filed with the SEC by Cadian, Cadian beneficially owned (i) as of February 12, 2021, 4,380,953 of our outstanding ordinary shares and (ii) as of February 13, 2020, 4,232,009 of our outstanding ordinary shares.

•
Based on Amendment No. 2 to the Statement on Schedule 13G filed with the SEC by Morgan Stanley and Morgan Stanley Capital Services LLC (collectively, “Morgan Stanley”) on November 9, 2021, Morgan Stanley owned 315,853 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Morgan Stanley on February 11, 2021, Morgan Stanley beneficially owned 2,661,708 of our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 4, 2022, there were 26 holders of record of our ordinary shares, of which 16 record holders, holding approximately 7.96% of our ordinary shares, had registered addresses in Israel, and of which 7 record holders, holding approximately 92.03% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 92.03% of our outstanding ordinary shares as of said date).

B.           Related Party Transactions

Overview

We have entered into a number of agreements with certain companies that form part of the RAD-Bynet Group, of which Yehuda, Nava and Zohar Zisapel are co-founders, directors and/or shareholders. Yehuda Zisapel, the Chairman of our Board of Directors, and Roy Zisapel, our President and Chief Executive Officer and a director, also hold approximately 89% and 11%, respectively, in one of these RAD-Bynet Group entity, SecurityDAM. Mr. Roy Zisapel also serves as a director of RAD Data Communications Ltd., another company in the RAD-Bynet Group.

Under these agreements, we lease property and purchase certain products and services from certain member entities of the RAD-Bynet Group. In addition, as described below, in February 2022, we acquired the technology and operations of SecurityDAM, to which we sometime refer as the SecurityDAM Acquisition.

The RAD-Bynet Group consists of manufacturers of communications solutions comprised of hardware and/or software and communications solution providers, distributors and integrators as well as service providers. The RAD-Bynet Group includes companies dealing in advanced communication technology, networks, and integration. Companies within the RAD-Bynet Group provide a variety of solutions and services to their customers, including engineering, purchasing and sub-contracting, production and final testing, planning and control, and support for end users. The RAD-Bynet Group also includes a few companies that provide services that support the activities of the other RAD-Bynet Group members, such as real estate leasing and administrative services. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products and services. Each company in the RAD-Bynet Group is independent from the others. The ownership and Board of Directors structure of each RAD-Bynet Group member is different and certain of the RAD-Bynet Group members are publicly traded companies. See Item 4.C “Organizational Structure,” for additional details about the group.

We believe that our transactions and arrangements with affiliated parties, including members of the RAD-Bynet Group, are in the ordinary course of our business (other than the SecurityDAM Acquisition) and are not unusual in their nature or conditions. However, in accordance with the Companies Law, they generally require the approval of our Audit Committee and our Board of Directors and may, in certain circumstances, such as to the extent they relate to compensation terms of our directors, require approval by our shareholders. In this respect, as permitted by the Companies Law, our Audit Committee established internal policies with certain criteria and procedures designed to ensure that the terms of the transactions to which we enter into with companies within the RAD-Bynet Group are made on market terms and, at the same time, where such transactions are immaterial or negligible, both from a qualitative and quantitative perspective (and/or are otherwise believed to be routine), would not require the pre-approval of our Audit Committee and Board of Directors. Our management is required to examine whether transactions with the RAD-Bynet Group comply with such criteria, and transactions that do not meet the criteria require pre-approval of our Audit Committee and such other corporate approvals prescribed by the Companies Law.

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

The SecurityDAM Acquisition

On February 17, 2022, we completed the acquisition of SecurityDAM's technology and operations pursuant to an Asset Purchase Agreement, dated as of February 16, 2022, by and between us and SecurityDAM (the “Purchase Agreement”).

As previously disclosed, Yehuda Zisapel, the Chairman of our Board of Directors (the “Board”), and Roy Zisapel, our President and Chief Executive Officer and a member of the Board (together, the “Key Shareholders”), hold a majority stake and a minority stake, respectively, in SecurityDAM. Until the completion of the acquisition, SecurityDAM was the sole provider of scrubbing center services for our cloud DDoS protection service through a global network of scrubbing centers pursuant to agreements we entered into with SecurityDAM in 2014 and 2015 (as amended, the “SDM Agreements”). Such scrubbing center services include, for example, building and operating the network services for DDOS mitigation, managing the routing of traffic to and from these centers to customer premises, diverting the traffic of an attacked site of a customer to a scrubbing center, developing the customer portal of the service and the operation, monitoring and automation software required for operating the service. Total cost of services received from SecurityDAM amounted to approximately $11.5 million in 2021, compared to $10.2 million in 2020 and $7.1 million in 2019, and, generally, were based on a percentage of the revenues we generated related to SecurityDAM’s services.

Under the Purchase Agreement, we acquired, on a cash-free, debt-free basis, substantially all of SecurityDAM’s operating assets, including technology, and assumed certain specified post-closing liabilities related to the contracts assigned by SecurityDAM to us, for a purchase price of (i) $30.0 million (subject to adjustments for intra-party balances related to the SDM Agreements and certain other deductions) (the “Closing Payment”) plus (ii) contingent payments of up to $12.5 million based on the performance of our cloud DDoS protection service after the acquisition, in each case, plus VAT.

The Purchase Agreement includes customary representations, warranties and covenants by the parties, which survived the closing and, in the case of representations and warranties, will expire, subject to certain exceptions, fifteen months following the closing. Under the Purchase Agreement, the parties have also agreed to indemnify each other against certain losses, including losses for breaches of representations, warranties, covenants and certain additional liabilities. SecurityDAM’s indemnification obligations are subject to certain limitations, including (1) a cap of $3.0 million on its obligation to indemnify us for breach of representations (other than fundamental representations and certain other circumstances set forth in the Purchase Agreement) and (2) a restriction that indemnification may not be sought for breach of representations (other than fundamental representations and certain other circumstances set forth in the Purchase Agreement) unless and until the aggregate amount of damages equals or exceeds $250,000. Pursuant to the Purchase Agreement, we retained $3.0 million from the Closing Payment as security for the satisfaction of indemnification obligations of SecurityDAM.

SecurityDAM, the Key Shareholders and certain key employees of SecurityDAM entered into non-competition agreements with us whereby they agreed, among other things, that, for the periods set forth therein, they would refrain from competing with us in the business that SecurityDAM conducted prior to the closing, with certain exceptions set forth therein.

Since SecurityDAM is a related party, our Board determined to form a special committee of directors consisting solely of independent directors (the “Special Committee”) to examine the transaction and its alternatives, determine whether to pursue the transaction, and negotiate and approve its terms. The Special Committee engaged Stifel, Nicolaus & Company, Incorporated as its independent financial advisor and Gross & Co. as its independent legal advisor. Based on the unanimous recommendation of the Special Committee, the Purchase Agreement was also approved by the Audit Committee of the Board and all of the disinterested Board members.

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by Zohar Zisapel, Nava Zisapel and Yehuda Zisapel:

•
One lease is a five-story building in Tel Aviv, Israel, consisting of approximately 40,000 square feet, plus storage and parking space. The lease expires in June 2030 with an option to terminate by us by way of prior notice in June 2025. The annual rent amounts to approximately $705,000.

•
Another, second lease, consists of five floors in the Or Tower in Tel Aviv, Israel with approximately 68,000 square feet, plus parking spaces. The lease expires in June 2030. The annual rent amounts to approximately $2,000,000. In this annual report, we sometime refer to this lease as well as the lease described above as the “Lease Agreements for the Company’s Headquarters.”

•
We also lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Yehuda and Nava Zisapel. This lease expires in July 2025. The annual rent amounts to approximately $97,000.

•
In addition, we lease approximately 15,000 square feet of space in Jerusalem, Israel, for manufacturing facilities from an affiliated company owned by Yehuda, Nava and Zohar Zisapel. This lease expires in July 2025. The annual rent amounts to approximately $287,000.

•
We lease approximately 16,900 square feet in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, from an affiliated company owned by Yehuda, Nava and Zohar Zisapel. The annual rent amounts to approximately $188,000. The lease expires in December 2025.

Distribution Agreement

Bynet Data Communications Ltd. (Bynet), a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet under which we provide Bynet with discounts on our solutions similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet (and other companies in the RAD-Bynet Group) under such distributor agreement amounted to approximately $3.1 million in 2021, compared to $3.2 million in 2020.

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

Following is a summary of the general purchases of products and services from the RAD-Bynet Group companies (excluding leases, distribution and the services previously provided by SecurityDAM, which are described above) during 2021:

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

The total cost of our purchases from the RAD-Bynet Group entities referenced in the table above amounted to approximately $3.3 million in 2021, compared to $2.7 million in 2020.

Compensation of President and Chief Executive Officer

See discussion in Item 6.A “Directors and Senior Management.”

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 “Financial Statements.”

Export Sales

For the year ended December 31, 2021, the amount of our export sales (i.e., sales outside Israel) was approximately $273.1 million, which represents 95.0% of our total revenues in 2021.

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

B.           Significant Changes

Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2021.

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

C.           Material Contracts

See the summary of the terms of the Lease Agreements for the Company’s Headquarters in Item 7.B “Related Party Transactions—Lease of Property”. See the summary of the terms of the Purchase Agreement under Item 7.B “Related Party Transactions—The SecurityDAM Acquisition”. Except as disclosed therein, we are not currently, nor have we been for the two years immediately preceding the date of this Annual Report, party to any material contract, other than contracts entered into in the ordinary course of business.

D.          Exchange Controls

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions or shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.  However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. The corporate tax rate is 23% for 2021 and 2020. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from a Preferred Technology Enterprise (as discussed below), like us, may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

Tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution (or in conducting certain transactions that may be viewed by the Israeli tax authorities as a deemed dividend event) or liquidation and we may be required to record a deferred tax liability with respect to such tax-exempt income.

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

•
Dividends paid out of preferred income attributed to a Preferred Enterprise during 2014 and thereafter are generally subject to withholding tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

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

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  Under the Industry Encouragement Law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, exclusive of income from government loans, is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise, located in Israel, owned by an Industrial Company, whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law.  No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Trapped Earnings ("TE")

On November 15, 2021, a new amendment to the Investment Law was approved, introducing a new dividend distribution ordering rule to cause the distribution of earnings that were tax exempt under the historical Approved or Beneficial Enterprise regimes (Trapped Earnings), to be on a pro-rata basis from any dividend distribution, which is applicable to distributions starting from August 15, 2021 onwards. Meaning, that the corporate income tax (CIT) claw-back will apply upon any dividend distribution, as long as the company has Trapped Earnings.

In parallel, the Budget Law also introduced a Temporary Order to enhance the release of Trapped Earnings by reducing the claw-back CIT rate that is applicable upon such a release or distribution by up to 60%, but not less than 6% CIT rate, during a one-year period commencing November 15, 2021.

The Company had Trapped Earnings generated in tax years 2004 - 2005 and 2012. The Company elected to apply for the abovementioned temporary order as part of an assessing agreement and therefore the entire amount of Trapped Earnings has been released on  November 25 2021. As a result, we have a tax payable amount as of December 31, 2021 of $8.2 million included in other payables and accrued expenses in the consolidated balance sheets. As of December 31, 2021, The Company does not have any tax-exempted earnings attributable to its Beneficiary and Approved Enterprise programs

Capital Gains Tax on Sales of Our Ordinary Shares

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

Shareholders that are individuals who have taxable income that exceeds a certain threshold (NIS 663,240 for 2022, linked to the CPI each year), will be subject to an additional tax, referred to as High Income Tax, at the rate of 3% on their taxable income for such tax year which is in excess of such threshold. For this purpose, taxable income will include taxable capital gains from the sale of our ordinary shares and taxable income from dividend distributions.

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

Taxation of Dividends paid to Non-Israeli Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The portion of dividends paid out of income attributed to a Preferred Enterprise or Preferred Technology Enterprise is subject to withholding tax at the rate of 20%.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by a Preferred Enterprise or a Preferred Technology Enterprise, and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, are generally taxed at a rate of 12.5%. Dividends generated by a Preferred Enterprise or Preferred Technology Enterprise, are generally taxed at a rate of 15% under the U.S.-Israel Tax Treaty if the foregoing conditions are met.

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

Dividends that are received by non-corporate U.S. Holders will generally be taxed at the preferential rates applicable to “qualified dividend income” (currently a maximum rate of 20%), provided certain holding period requirements are met, we are not a “passive foreign investment company” (as discussed below) and our ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of the U.S.-Israel Tax Treaty. Our ordinary shares are generally readily tradable on the Nasdaq Global Select Market, an established securities market. Dividends that fail to meet such requirements, and dividends received by corporate U.S. Holders, are taxed at ordinary income rates.  No dividend received by a U.S. Holder will be a qualified dividend (1) if the U.S. Holder held the ordinary share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. Holder has an option to sell, is under a contractual obligation to sell, has made and not closed a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such ordinary share (or substantially identical securities); or (2) to the extent that the U.S. Holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the ordinary share with respect to which the dividend is paid.  If we were to be a “passive foreign investment company” (as such term is defined in the Code) for any year, dividends paid on our ordinary shares in such year or in the following year would not be qualified dividends. In addition, a non-corporate U.S. Holder will be able to take a qualified dividend into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend will be taxed at ordinary income rates.

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

For our taxable year ended December 31, 2021, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2021 and prior taxable years. The tests for determining PFIC status require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, the aggregate value of our gross assets is likely to be determined in part by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.

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

General

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

In addition, as of December 31, 2021, we had cash and cash equivalents, including short- and long-term bank deposits and short- and long-term marketable securities, of $465.8 million. As of that date, approximately 97% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

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

Exposure to Interest Rate Fluctuations

Approximately 30% of our cash throughout the world is invested in fixed-income securities which are affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These securities are readily available for sale and are treated as such in our financial statements.

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

Our investments portfolio consists primarily of investments in foreign banks and government debentures, corporate debentures and bank deposits. As of December 31, 2021, approximately 11% of our portfolio was invested in foreign banks and government debentures, 18% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Exposure to Currency Fluctuations

Approximately 87% of our sales in 2021 were denominated in dollars or are dollar-linked and we incur most of our expenses in dollars, NIS, and Euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC 830 “Foreign Currency Matters.” Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the NIS and Euro. For example, if there were no changes in the average exchange rates of the dollar relative to the NIS and Euro during the year in 2021 compared to the average exchange rates in 2020, our revenues would have been lower in an amount of $1.1 million and our expenses would have been lower by an amount of $5.8 million. Assuming our revenues and expenses in 2022 remain at the same level and with the same currency mix as in 2021, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $3.6 million and an increase in our expenses of $14.9 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and Euro:

	U.S. dollar against:
Year ended December 31,	NIS	Euro
2017	(9.8)%	(12.2)%
2018	8.1%	4.6%
2019	(7.8)%	2.0%
2020	(7.0)%	(8.5)%
2021	(3.3)%	8.4%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

•             Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2021. Based on this evaluation, our President and Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

•             Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management, under the supervision of our President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for us. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

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

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2021 based on these criteria.

The effectiveness of our internal control over financial reporting as of December 31, 2021, has been audited by Kost, Forer, Gabbay & Kasierer (a Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2021.

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

•             Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2021, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Although some of our workforce is or was working remotely during 2021 as a result of the COVID-19 pandemic, there were no material changes to our existing internal controls over financial reporting as a result of this.

ITEM 16 [RESERVED]

ITEM 16A      AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Naama Zeldis, a member of our Audit Committee, is a financial expert as defined in the applicable regulations and has the requisite financial experience as defined by the Nasdaq listing standards. Our Board of Directors has determined that each member of our Audit Committee is “independent” as such term is defined in the Nasdaq listing standards. The education and experience of the Audit Committee financial expert is presented in Item 6  “Directors, Senior Management and Employees – Directors and Senior Management” and is incorporated herein by reference.

ITEM 16B      CODE OF ETHICS

We have adopted a Code of Conduct and Ethics which applies to all directors, officers and employees of the Company, including our President and Chief Executive Officer, Chief Financial Officer, Director of Finance and Corporate Controller.  Our Code of Conduct and Ethics has been posted on our Internet website, http://www.radware.com/corporategovernance/.

ITEM 16C      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held in December 2021, our shareholders approved the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (Ernst & Young), to serve as our independent auditors until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by Ernst & Young and the percentage of each of the fees out of the total amount paid to them classified by category:

	Year Ended December 31,
	2020		2021
	(US$ in thousands)
Audit and Audit Related Fees (1)	330	59%	639	67%
Tax Fees (2)	188	34%	190	20%
All Other Fees (3)	40	7%	127	13%
Total	558	100%	956	100%

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

ITEM 16D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2021, we repurchased an aggregate amount of $52.4 million of our ordinary shares under publicly announced share repurchase plans, as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (in US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet To Be Purchased Under the Plans (1)(2)(3)
January 1 through 31	-	N/A	-	$30,188,545
February 1 through 29	321,036	26.53	321,036	$71,483,840
March 1 through 31	809,636	26.70	809,636	$49,863,095
April 1 through 30	-	N/A	-	$49,863,095
May 1 through 31	91,293	27.67	91,293	$47,336,786
June 1 through 30	71,603	29.38	71,603	$45,232,746
July 1 through 31	6,500	29.97	6,500	$45,037,919
August 1 through 31	-	N/A	-	$45,037,919
September 1 through 30	-	N/A	-	$45,037,919
October 1 through 31	-	N/A	-	$45,037,919
November 1 through 30	237,907	31.44	237,907	$35,306,844
December 1 through 31	333,144	29.83	333,144	$27,618,726

(1) In May 2020, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $56.8 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan was announced on May 6, 2020 and expired on May 5, 2021.

(2) In February 2021, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2021 Plan”). The 2021 Plan was comprised of a combination of the unused balance of the 2020 share repurchase plan and the new 2021 authorization of additional share repurchases. The 2021 plan was first announced on February 16, 2021 and will expire on May 6, 2022.

(3) In March 2022, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2022 Plan”). In addition to the 2022 Plan, the 2021 Plan remains in effect and available for repurchases. The 2022 Plan was announced on March 2, 2022 and will expire on May 10, 2023.

ITEM 16F     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G    CORPORATE GOVERNANCE

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

To the extent permitted by Nasdaq rules, we may in the future elect to follow Israel corporate governance practices in lieu of Nasdaq corporate governance rules with regard to other matters.

ITEM 16H     MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.	EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1¶	Memorandum of Association (A)
1.2	Amended and Restated Articles of Association (B)
2.1	Description of the Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (C)
4.1	Form of Directors and Officers Indemnity Deed (D)
4.2	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters (E)
4.3	1997 Key Employee Share Incentive Plan, as amended and restated (F)
4.4	2010 Addendum (for international grantees) (G)
4.5	Radware Ltd. – 2010 Employee Share Purchase Plan (H)
4.6	Amended and Restated Compensation Policy for Executive Officers and Directors (I)
4.7*#	Asset Purchase Agreement, dated as of February 16, 2022, by and between Radware Ltd. and SecurityDAM Ltd.
8.1*	List of Subsidiaries
12.1*	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

¶ Translated from Hebrew

# Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit

* Filed herewith.

** Furnished herewith.

IMPORTANT NOTE: Certain agreements filed as exhibits to this annual report contain representations, warranties and covenants that the parties thereto made to each other. These representations, warranties and covenants have been made solely for the purposes of such agreements and as of specific dates, were made solely for the benefit of the other parties to such agreements, and may have been qualified by certain information that has been disclosed to the other parties to such agreements and that may not be reflected in the text of such agreements and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. In addition, these representations, warranties and covenants may be intended as a way of allocating risks among parties if the statements contained therein prove to be incorrect, rather than as actual statements of fact. Moreover, information concerning the subject matter of any such representations, warranties and covenants may have changed since the date of such agreements. Accordingly, there can be no reliance on any such representations, warranties and covenants as characterizations of the actual state of facts.

(A)  Incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 2, 2020.
(B)  Incorporated by reference to Exhibit 1.2 to the Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 20, 2021.
(C) Incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 20, 2021.
(D) Incorporated by reference to Annex B to the Proxy Statement filed as Exhibit 1.2 to Report of Foreign Private Issuer on Form 6-K submitted to the SEC on July 28, 2011.
(E) Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 20, 2021.
(F) Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 20, 2021.
(G) Incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.
(H) Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.
(I) Incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 20, 2021.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Roy Zisapel
Roy Zisapel
President and Chief Executive Officer

Date: April 11, 2022

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

INDEX

Page
Reports of Independent Registered Public Accounting Firm	F-2 - F-4

(PCAOB ID:1281)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Radware Ltd. and its subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 11, 2022, expressed an unqualified opinion thereon.

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

Revenue Recognition – establishment of standalone selling prices

Description of the Matter

As described in Note 2 to the consolidated financial statements, some of the Company’s contracts with customers consist of several goods and services such as products, services and subscriptions, which are accounted for as separate performance obligations when they are distinct. In such cases, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis and recognizes associated revenue as control is transferred to the customer.

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

Our audit procedures included testing management's estimate of standalone selling price for each distinct performance obligation included, among others, evaluating the appropriateness of the methodology applied and the reasonableness of management’s judgment and assumptions by comparing these assumptions with prior years and with entity and industry’s general and specific trends. We also inspected the source of historical data, pricing and other observable inputs such as customer grouping, tested the mathematical accuracy of the underlying data and evaluated the accounting policies and practices related to the estimate of standalone selling prices by management. In addition, we have tested the accuracy of management’s allocation of the transaction price to the performance obligations contained within sampled contracts and purchase orders with customers and evaluated whether revenue was recognized in the appropriate amounts and period. We also evaluated and tested the Company’s disclosures included in Note 2 to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company's auditor since 2002.

Tel-Aviv, Israel

April 11, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Radware Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Radware Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 11, 2022 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

April 11, 2022

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2021	2020

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$92,513	$54,771
Marketable securities	39,497	64,684
Short-term bank deposits	155,879	191,038
Trade receivables, net of allowance for credit losses of $174 and $183 at December 31, 2021 and 2020, respectively	13,191	16,848
Other current assets and prepaid expenses	8,046	6,526
Inventories	11,580	13,935

Total current assets	320,706	347,802

LONG-TERM INVESTMENTS:

Marketable securities	98,224	66,836
Long-term bank deposits	79,708	71,421
Other assets	2,454	2,453

Total long-term investments	180,386	140,710

Property and equipment, net	20,240	22,976
Operating lease right-of-use assets	24,829	27,823
Intangible assets, net	10,731	12,588
Goodwill	41,144	41,144
Other long-term assets	37,334	30,222

Total assets	$635,370	$623,265

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2021	2020

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$4,310	$3,882
Deferred revenues	99,922	92,127
Operating lease liabilities	5,090	5,224
Employees and payroll accruals	26,284	27,007
Other payables and accrued expenses	30,281	15,507

Total current liabilities	165,887	143,747

LONG-TERM LIABILITIES:

Deferred revenues	67,065	54,797
Operating lease liabilities	22,360	24,851
Other long-term liabilities	10,065	11,409

Total long-term liabilities	99,490	91,057

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:

Share capital -
Ordinary shares of NIS 0.05 par value - Authorized: 90,000,000 at December 31, 2021 and 2020; Issued: 60,641,047 and 59,284,860 shares at December 31, 2021 and 2020, respectively; Outstanding: 45,871,957 and 46,386,889 shares at December 31, 2021 and 2020, respectively	730	721
Additional paid-in capital	471,173	443,018
Treasury stock 14,769,090 and 12,897,971 of ordinary shares at December 31, 2021 and 2020, respectively	(243,023)	(190,552)
Accumulated other comprehensive income (loss)	(455)	1,517
Retained earnings	141,568	133,757

Total shareholders' equity	369,993	388,461

Total liabilities and shareholders' equity	$635,370	$623,265

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share data

	Year ended December 31,
	2021	2020	2019

Revenues:
Products	$170,438	$132,934	$133,605
Services	116,058	117,093	118,467

Total revenues	286,496	250,027	252,072

Cost of revenues:
Products	42,191	34,645	35,056
Services	10,255	10,439	10,118

Total cost of revenues	52,446	45,084	45,174

Gross profit	234,050	204,943	206,898

Operating expenses, net:

Research and development, net	74,098	66,836	61,841
Sales and marketing	119,842	113,015	109,556
General and administrative	21,885	18,924	18,584

Total operating expenses, net	215,825	198,775	189,981

Operating income	18,225	6,168	16,917
Financial income, net	4,407	7,796	8,792

Income before taxes on income	22,632	13,964	25,709
Taxes on income	14,821	4,328	3,143

Net income	$7,811	$9,636	$22,566

Basic net earnings per share	$0.17	$0.21	$0.48

Diluted net earnings per share	$0.16	$0.20	$0.47

Weighted average shares used to compute net income per share:

Basic	45,919,835	46,460,974	46,816,899

Diluted	47,503,091	47,739,540	48,523,120

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Net income	$7,811	$9,636	$22,566

Other comprehensive income (loss) before tax:
Unrealized gains (losses) on marketable securities:
Changes in unrealized gains (losses)	(2,999)	339	2,928
Less: reclassification adjustments for gains included in net income	(438)	(144)	-

Other comprehensive income (loss) before tax	(2,561)	483	2,928
Income tax benefits (income tax expenses) related to components of other comprehensive income (loss)	589	(111)	(673)

Other comprehensive income (loss), net of tax	(1,972)	372	2,255

Comprehensive income	$5,839	$10,008	$24,821

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share and per share data

	Number of outstanding ordinary shares	Share Capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total

Balance as of January 1, 2019	46,347,403	$693	$383,536	$(120,717)	$(1,110)	$101,555	$363,957

Repurchase of ordinary shares	(998,399)	-	-	(24,509)	-	-	(24,509)
Issuance of shares upon exercise of share options and vesting of restricted shares units	1,638,753	17	17,981	-	-	-	17,998
Share based compensation	-	-	13,064	-	-	-	13,064
Other comprehensive income, net of tax	-	-	-	-	2,255	-	2,255
Net income	-	-	-	-	-	22,566	22,566

Balance as of December 31, 2019	46,987,757	710	414,581	(145,226)	1,145	124,121	395,331

Repurchase of ordinary shares	(1,953,960)	-	-	(45,326)	-	-	(45,326)
Issuance of shares upon exercise of share options and vesting of restricted shares units	1,353,092	11	11,892	-	-	-	11,903
Share based compensation	-	-	16,545	-	-	-	16,545
Other comprehensive income, net of tax	-	-	-	-	372	-	372
Net income	-	-	-	-	-	9,636	9,636

Balance as of December 31, 2020	46,386,889	721	443,018	(190,552)	1,517	133,757	388,461

Repurchase of ordinary shares	(1,871,119)	-	-	(52,471)	-	-	(52,471)
Issuance of shares upon exercise of share options and vesting of restricted shares units	1,356,187	9	10,581	-	-	-	10,590
Share based compensation	-	-	17,574	-	-	-	17,574
Other comprehensive loss, net of tax	-	-	-	-	(1,972)	-	(1,972)
Net income	-	-	-	-	-	7,811	7,811

Balance as of December 31, 2021	45,871,957	$730	$471,173	$(243,023)	$(455)	$141,568	$369,993

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Cash flows from operating activities:

Net income	$7,811	$9,636	$22,566
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,196	10,559	11,283
Stock based compensation	17,574	16,545	13,064
Gain on sale of marketable securities	(438)	(639)	(537)
Amortization of premiums, accretion of discounts and accrued interest on marketable securities, net	2,720	931	618
Accrued interest on bank deposits	2,424	(1,210)	2,123
Increase in accrued severance pay, net	468	202	888
Decrease (increase) in trade receivables, net	3,657	5,762	(2,407)
Changes in deferred income taxes, net	(3,466)	333	(1,535)
Increase in other current assets and prepaid expenses	(4,625)	(5,217)	(5,454)
Decrease in inventories	2,355	5	4,461
Increase (decrease) in trade payables	428	(2,433)	1,775
Increase in deferred revenues	20,063	16,797	2,260
Increase in other payables and accrued expenses	12,238	11,305	2,784
Operating lease right-of-use assets	5,532	5,593	5,962
Operating lease liabilities	(5,163)	(4,304)	(4,999)

Net cash provided by operating activities	71,774	63,865	52,852

Cash flows from investing activities:

Purchase of property and equipment	(5,603)	(8,671)	(8,155)
Proceeds from (investing in) other long-term assets	49	(110)	4
Proceeds from (investing in) bank deposits	24,448	(23,878)	15,960
Purchase of marketable securities	(88,300)	(32,981)	(67,145)
Proceeds from maturity of marketable securities	59,980	29,452	17,005
Proceeds from sale of marketable securities	17,275	21,820	3,777
Payment for the acquisition of subsidiary, net of cash acquired	-	-	(12,239)

Net cash provided by (used in) investing activities	7,849	(14,368)	(50,793)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019

Cash flows from financing activities:

Proceeds from exercise of share options	10,590	11,903	17,998
Payment of deferred consideration related to acquisition	-	(2,054)	-
Repurchase of ordinary shares	(52,471)	(45,326)	(24,509)

Net cash used in financing activities	(41,881)	(35,477)	(6,511)

Increase (decrease) in cash and cash equivalents	37,742	14,020	(4,452)
Cash and cash equivalents at the beginning of the year	54,771	40,751	45,203

Cash and cash equivalents at the end of the year	$92,513	$54,771	$40,751

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$2,748	$1,314	$3,296

Non-cash investing activities:

Right-of-use assets recognized with corresponding lease liabilities	$2,538	$15,272	$24,105

Deferred consideration related to acquisition	$-	$-	$2,080

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a.Radware Ltd. (the "Company"), an Israeli company commenced operations in April 1997. The Company and its subsidiaries (the "Group") are engaged in the development, manufacture and sale of cyber security and application delivery solutions for cloud, physical, and Software Defined Data Centers (“SDDC”). The Group’s solutions secure the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. The Group’s solutions are deployed by, among others, enterprises, carriers and cloud service providers worldwide.

b.The Company has established wholly-owned subsidiaries in various countries worldwide. The Company's subsidiaries are engaged primarily in sales, marketing and support activities of its core products.

c.The Group primarily relies on two original design manufacturers to supply certain hardware platforms and components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Group will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's operation and financial performance.

The Group depended on a sole single-managed security service provider, which is a related party, to provide services as part of its protection services. If the managed security service provider were to fail to provide or delay the delivery of the services, the Group would be required to seek alternative sources of the services. A change in its managed security service provider could result in a possible loss of sales and, consequently, could adversely affect the Group’s operation and financial performance (see Note 17). However, on February 17, 2022, the Company acquired all of the technology and other intangible assets from the managed security service provider (see Note 18).

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

a.Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers and its sales cycles. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the year ended December 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

b.Financial statements in United States dollars:

A majority of the Group’s revenues are denominated in United States dollars (“dollar” or “U.S. dollars”). In addition, a substantial portion of the Company’s and certain of its subsidiaries’ costs are denominated in dollar. The Company’s management believes that the dollar is the primary currency of the economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the consolidated statements of income as financial income or expenses, as appropriate.

c.Principles of consolidation:

The consolidated financial statements include the accounts of the Group. All intercompany transactions and balances have been eliminated upon consolidation.

d.Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.Bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost which approximate market values.

Bank deposits with maturities of more than one year are included in long-term bank deposits. Long-term bank deposits are stated at cost which approximates market values.

f.Investment in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments - Debt and Equity Securities”. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies its marketable securities as either short-term or long-term based on each instrument’s underlying contractual maturity date and the entity’s expectations of sales and redemptions in the following year.

The Company classified all of its securities as available-for-sale marketable securities. Debt securities are carried at fair value, with the unrealized gains and losses reported in “Accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sales of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities are included in financial income, net in the Company’s consolidated statements of income.

In 2020 the Company adopted Accounting Standard Update (“ASU”) 2016-13, Topic 326 “Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments” which modified the other than temporary impairment model for available-for-sale debt securities. Available-for-sale securities are periodically evaluated for unrealized losses. For unrealized losses in securities that the Company intends to hold and will not more likely than not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors. The Company considers credit related impairments to be changes in value that are driven by a change in the creditor’s ability to meet its payment obligations and records an allowance and recognizes a corresponding loss in financial income, net when the impairment is incurred. Unrealized non-credit related losses and unrealized gains, net of tax, are reported as a separate component of accumulated other comprehensive income (loss) in the consolidated balance sheets until realized.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net. Credit loss impairments for the years ended December 31, 2021, and 2020 were immaterial.

Prior to January 1, 2020, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment recognized in the consolidated statements of income is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income. During 2019, the Company did not record other-than-temporary impairment loss (“OTTI”) with respect to its available-for-sale marketable securities.

g.Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $2,028, $616 and $3,267 in 2021, 2020 and 2019, respectively, and have been included in cost of revenues of products in the Company’s consolidated statements of income.

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

i.Impairment of long-lived assets and intangible assets subject to amortization:

Property and equipment, right-of-use asset for leases and intangible assets subject to depreciation and amortization are reviewed for impairment in accordance with ASC No. 360, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 7 to 9 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other intangible assets are amortized over their estimated useful lives on a straight-line basis. During 2021, 2020 and 2019, no impairment losses were recorded.

j.Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC No. 350 “Intangibles – Goodwill and Other” (“ASC 350”), goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances and written down when impaired. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value.

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

The Company operates in one operating segment, and this segment comprises its single reporting unit. The Company conducts its annual test of impairment for goodwill on December 31st of each year, or more frequently if impairment indicators are present. No impairment was recorded during 2021, 2020 and 2019.

k.Leases:

The Company accounts for its leases according to ASC 842 - Leases (“ASC 842”). The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.Contingencies

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss (see Note 11).

m.Revenue recognition:

The Group’s revenues are derived from sales of its products, services and subscriptions:

•

Revenues from physical products and software-based products are recognized when control of the promised goods is transferred to the customer, either upon shipment or when the product is delivered, depending on the commercial terms of each transaction. Revenues from product subscriptions and cloud subscriptions, included as product revenues, are recognized ratably, on a straight-line basis, over the subscription period.

•

Revenues from post-contract customer support (“PCS”), which represent mainly, help-desk support and unit repairs or replacements, professional services, and emergency response team (“ERT”) services are recognized ratably, on a straight-line basis, over the term of the related contract, which is typically between one year and three years. Renewals of support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably, on a straight-line basis, over the renewed period.

The Company’s solutions are sold primarily through distributors and resellers, all of which are considered end-users.

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

The Company’s arrangements typically contain various combinations of its products, subscriptions and PCS, which are distinct and are accounted for as separate performance obligations. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price (“SSP”). If the SSP is not observable, the Company estimates the SSP taking into account available information such as geographic specific factors, customer grouping and internally approved historical pricing guidelines related to the performance obligation. For PCS, the Company determines the standalone selling price based on observable renewals prices. For subscriptions, the Company determines the standalone selling price based on standalone new subscription transactions and renewals.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For products, the SSP is not observable, and therefore, the Company estimates the product SSP taking into account available information such as geographic specific factors, customer grouping and internally approved historical pricing guidelines.

Deferred revenues represent mainly the unrecognized revenue collected for subscriptions and for PCS. Such revenues are recognized ratably over the term of the related agreement. Out of the deferred revenues balance at the beginning of the year that ended December 31, 2021, approximately 64% was recognized as revenues during that year. Out of the deferred revenues balance at the beginning of the year that ended December 31, 2020, an amount of $110,544 was recognized as revenues during that year.

As of December 31, 2021, the aggregate amount of remaining performance obligations from contracts with customers was $281,565. The Company expects to recognize approximately 60% of its remaining performance obligations as revenue over the next twelve months, with the remaining recognized up to three years.

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

The following table provides information about disaggregated revenues by major product line:

	Year ended December 31,
	2021	2020

Products	$90,292	$72,286
Services	103,220	106,176
Subscriptions	92,984	71,565

	$286,496	$250,027

For information regarding disaggregated revenues by geographical market, please see Note 15.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company records a provision for estimated sale returns, credits and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors. Such provisions amounted to $2,494 and $2,739 as of December 31, 2021 and 2020, respectively. The provision for estimated sale returns, credits, and stock rotation as of December 31, 2021 and 2020, is included in other payables and accrued expenses in the consolidated balance sheets.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Company generally determined that those contracts do not include a significant financing component. The primary purpose of the invoicing terms is to provide customers with simplified and predictable ways of purchasing the Company’s products and services, not to receive or provide financing. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

Costs to obtain contracts:

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the products or services to which the asset relates. Sales commissions paid for new contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit and are included in sales and marketing expenses in the accompanying consolidated statements of income. The Company applies judgment in estimating the amortization period, by taking into consideration its product life term, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. As of December 31, 2021, the Company has determined the expected period of benefit to be approximately 3.37 years. Deferred commission costs capitalized are periodically reviewed for impairment.

As of December 31, 2021 and 2020, the amount of deferred commission was $23,940 and $20,867, respectively and is included in other long-term assets on the consolidated balance sheets.

During the year ended December 31, 2021 and 2020, the Company recorded amortization expenses in connection with deferred commissions in the amount of $10,091 and $9,902, respectively.

n.Shipping and handling fees and costs:

Shipping and handling fees charged to the Company’s customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a product cost of revenues in the consolidated statements of income.

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

p.Warranty costs:

The Company generally provides a one year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company’s historical experience. Warranty expenses for the years ended December 31, 2021, 2020 and 2019 were immaterial.

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

r.Government grants:

During 2019-2021, the Company received non-royalty-bearing grants from the Israel Innovation Authority (“IIA”) for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses, net.

Research and development grants deducted from research and development expenses, net amounted to $962, $924 and $937 for the years ended December 31, 2021, 2020 and 2019, respectively.

In addition, during 2021, an Israeli subsidiary of the Company received royalty-bearing grants from the IIA for approved research and development projects. These grants are recognized at the time the Israeli subsidiary is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses, net.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Per the agreement with the IIA, and pursuant to applicable laws, the Israeli subsidiary is required to pay royalties at the rate of 3% of sales of products developed with funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received. Grants amounted to $333 for the year ended December 31, 2021.

s.Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation” (“ASC 718“). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of income.

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

The Company selected the Black-Scholes-Merton option pricing model to account for the fair value of its share-options awards with only service conditions and whereas the fair value of the restricted share units awards (“RSUs”) is based on the market value of the underlying shares at the date of grant.

Compensation expense related to the market-condition based RSUs granted to the Chief Executive Officer of the Company is computed using the fair value of the awards at the date of grant. Potential shares to be issued for market-condition share awards granted in 2020 and 2019 are subject to a market condition based on the price of the Company’s ordinary share. The fair value of these awards was determined using a Monte Carlo simulation methodology.

The fair value of each market-condition based RSUs is estimated on the date of grant using the Monte Carlo model that uses the assumptions noted in the following table:

	Year ended December 31,
	2021	2020	2019

Risk free interest rate	-	0.36%	1.59%
Dividend yields	-	0%	0%
Expected volatility	-	24.97%	27.67%

The option-pricing models require a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical share price movements over an historical period equivalent to the option’s expected term.

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

The fair value of the Company’s share options granted to employees and directors for the years ended December 31, 2021, 2020 and 2019 was estimated using the following weighted average assumptions:

Employees’ share option plan:

	Year ended December 31,
	2021	2020	2019

Risk free interest rate	0.89%	0.33%	1.86%
Dividend yields	0%	0%	0%
Expected volatility	27%	26%	26%
Weighted average expected term from grant date (in years)	3.46	3.68	3.83

t.Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes” (“ASC 740”). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that a portion or all of the deferred tax assets will not be realized.

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

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalty, if any related to unrecognized tax benefits in its taxes on income in the consolidated statements of income.

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

The majority of the Group’s cash, cash equivalents and bank deposits are invested in major banks in Israel and the U.S. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short-term and long-term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2021, 6%, 42%, and 31% of the Company’s short and long-term bank deposits were deposited in major Israeli banks in Israel which are rated A, AAA and BBB+, respectively, as determined by the Israeli affiliate of Standard & Poor’s (“S&P”), and 21% were deposited in the U.S. branch of another major Israeli bank which is also rated A, as determined by the Israeli affiliate of S&P.

As of December 31, 2021, the maximal contractual duration of any of the Company’s bank deposits was 2 years, the weighted average duration of the Company’s deposits was 1.5 years, and the weighted average time to maturity was 0.8 years.

The Company’s marketable securities included investment in foreign banks, government debentures and corporate debentures. The financial institutions that hold the Company’s marketable securities are major U.S. financial institutions, located in the United States. The Company’s management believes that the Company’s marketable securities portfolio is a diverse portfolio of highly-rated securities and the Company’s investment policy limits the amount the Company’s may invest in each issuer, and accordingly, management believes that minimal credit risk exists from geographic or credit concentration with respect to these securities.

From geographic prospective, 53% of the Company’s debt marketable securities portfolio was invested in debt securities of U.S. issuers, 7% was invested in debt securities of European issuers and 40% was invested in debt securities of other geographic-located issuers. As of December 31, 2021, 92% of the Company’s debt marketable securities portfolio was rated A- or higher, as determined by S&P and 8% was rated BBB or BBB+.

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

The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income. In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees.

For the year ended December 2021, 2020 and 2019 bad debt expenses were $18, $104 and nil. Total write-offs during 2021 and 2020 amounted to nil and in 2019 amounted to $154.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.Employee related benefits:

Severance pay:

Effective April 1, 2007, the Company’s agreements with employees in Israel, are under Section 14 of the Israeli Severance Pay Law, 1963. The Company’s contributions for severance pay have extinguished its severance obligation. Upon contribution of the full amount based on the employee’s monthly salary for each year of service, no additional obligation exists regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheets, as the Company is legally released from the obligation to pay severance amounts to employees once the required deposit amounts have been fully paid.

For the Company’s employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company’s liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and accruals. The value of these deposits recorded as an asset on the Company’s balance sheet under other assets. The amount of accrued severance payable recorded as a liability on the Company’s balance sheet under other long-term liabilities as of December 31, 2021 and 2020 is $2,454 and $2,453, respectively.

Severance pay expenses for the years ended December 31, 2021, 2020 and 2019 amounted to approximately $5,455, $4,800 and $4,066, respectively. Accrued severance pay is included in other long-term liabilities in the consolidated balance sheets.

w.Fair value of financial instruments:

The Company measures its cash equivalents, bank deposits and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

y.Treasury stock:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity. The voting rights attached to treasury stock are revoked.

z.Basic and diluted net income per share:

Basic net income per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted net income per share is computed based on the weighted average number of ordinary shares outstanding during each period, plus potential dilutive ordinary shares considered outstanding during the period, if any, in accordance with ASC No. 260, “Earnings Per Share”. The total number of ordinary shares related to outstanding stock options excluded from the calculation of diluted income per share as they would have been anti-dilutive was 35,208, 916,440 and 1,938,808 for the years ended December 31, 2021, 2020 and 2019, respectively.

aa.Business combinations:

The Company accounted for business combination in accordance with ASC No. 805, “Business Combinations” (“ASC 805”).

ASC No. 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date.

The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

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

NOTE 3:-ACQUISITIONS

On March 12, 2019 (the “Closing Date”), the Company completed the acquisition of all of the outstanding shares of Kaalbi Technologies Private Ltd. (“ShieldSquare”), a company engaged in Bot mitigation and Bot management solutions for a total consideration of $14,203 denominated in Indian Rupee, as determined in the agreement ($14,319 as of Closing Date). The total consideration was composed of (1) $12,558 in cash payable at closing (subject to certain working capital adjustments, $12,239 upon closing) and (2) $2,080 ($2,035 at December 31, 2019) deferred consideration to secure possible indemnity claims for damages arising out of breaches or inaccuracies of Shieldsquare’s or Shieldsquare shareholders’ representations, to be paid 18 months subsequent to the acquisition date. During 2020, the Company paid $2,054 with respect to the deferred consideration.

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

The derived goodwill from this acquisition is attributable to additional capabilities of the Company to expand its products portfolio. Goodwill generated from this business combination is primarily attributable to synergies between the Company’s and Shieldsquare’s respective products and services. Pro forma results of operations for this acquisition have not been presented because they are not material to the consolidated statements of income.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 4:-MARKETABLE SECURITIES

Debt securities with contractual maturities of less than one year are as follows:

	December 31,
	2021				2020
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$18,246	$-	$107	$18,353	$31,024	$-	$390	$31,414
Corporate debentures	21,050	(5)	99	21,144	32,964	-	306	33,270

Total marketable securities	$39,296	$(5)	$206	$39,497	$63,988	$-	$696	$64,684

Debt securities with contractual maturities from one to three years are as follows:

	December 31,
	2021				2020
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$34,317	$(304)	$46	$34,059	$28,200	$(28)	$569	$28,741
Corporate debentures	64,699	(649)	115	64,165	37,362	(10)	743	38,095

Total marketable securities	$99,016	$(953)	$161	$98,224	$65,562	$(38)	$1,312	$66,836

The Company does not have any debt securities with contractual maturities of more than three years as of December 31, 2021 and 2020.

Debt securities with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2021 are as follows:

	December 31, 2021
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	losses	value	losses	value	losses

Foreign banks and government debentures	$22,075	$(202)	$10,491	$(104)	$32,566	$(306)
Corporate debentures	49,526	(521)	13,903	(132)	63,429	(653)

Total available-for-sale marketable securities	$71,601	$(723)	$24,394	$(236)	$95,995	$(959)

Debt securities with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2020 were immaterial.

As of December 31, 2021, and 2020, interest receivable amounted to $994 and $1,103, respectively, and is included within marketable securities in the consolidated balance sheets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5:-FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, “Fair Value Measurements and Disclosures”, the Company measures its cash equivalents, marketable securities and deferred consideration at fair value on recurring basis. Cash equivalents and marketable securities are classified within Level 1 or Level 2 since these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2021, and 2020:

	December 31, 2021
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets

Cash equivalents:

Money market funds	$488	$-	$-	$488

Marketable securities:

Foreign banks and government debentures	-	52,412	-	52,412
Corporate debentures	-	85,309	-	85,309

Total financial assets	$488	$137,721	$-	$138,209

	December 31, 2020
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets

Cash equivalents:

Money market funds	$6,999	$-	$-	$6,999

Marketable securities:

Foreign banks and government debentures	-	60,155	-	60,155
Corporate debentures	-	71,365	-	71,365

Total financial assets	$6,999	$131,520	$-	$138,519

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-INVENTORIES

Inventories are comprised of the following:

	December 31,
	2021	2020

Raw materials and components	$2,028	$1,859
Work-in-progress	729	1,151
Finished products	8,823	10,925

	$11,580	$13,935

NOTE 7:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020

Cost:

Computer, peripheral equipment and software	$103,291	$100,516
Office furniture and equipment	13,489	13,126
Leasehold improvements	7,493	7,425

	124,273	121,067
Accumulated depreciation:

Computer, peripheral equipment and software	88,323	83,822
Office furniture and equipment	10,504	9,551
Leasehold improvements	5,206	4,718

	104,033	98,091

Property and equipment, net	$20,240	$22,976

Depreciation expenses for the years ended December 31, 2021, 2020 and 2019 were $8,339, $8,666 and $8,912, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-INTANGIBLE ASSETS, NET

Intangible assets:

	Weighted
	average
	amortization	December 31,
	period	2021	2020
	(years)
Cost:
Acquired technology	8.7	$32,946	$32,946
Customers relationships and brand name	5.8	9,817	9,817

		42,763	42,763
Accumulated amortization:
Acquired technology		22,215	20,358
Customers relationships and brand name		9,817	9,817

		32,032	30,175

Intangible assets, net		$10,731	$12,588

Amortization expenses for the years ended December 31, 2021, 2020 and 2019 were $1,857, $1,893 and $2,371, respectively.

Future estimated amortization expenses for the years ending:

December 31,

2022	$1,857
2023	1,857
2024	1,857
2025	1,857
2026	1,615
2027 and thereafter	1,688

Total	$10,731

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 9:-LEASES (Cont.)

Aggregate lease payments for the right of use assets over the remaining lease period as of December 31, 2021 are as follows:

2022	$5,545
2023	4,490
2024	3,956
2025	3,400
2026	2,874
2027 and thereafter	9,950

Total undiscounted lease payments	$30,215

Less: adjustment to discounted lease payments	(2,765)

Total discounted lease payments	$27,450

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2021:

Weighted average remaining lease term (years):	7.37

Weighted average discount rate:	2.7%

Total rent expenses for the years ended December 31, 2021, 2020 and 2019 were $6,193, $5,955 and $5,578, respectively (see also Note 17b).

NOTE 10:-OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2021	2020

Accrued expenses and other	$8,987	$9,749
Subcontractors accrual	2,344	2,494
Accrued taxes	18,950	3,264

	$30,281	$15,507

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 11:-COMMITMENTS AND CONTINGENT LIABILITIES

Litigation:

From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows and believes that it had provided an adequate accrual to cover the costs to resolve such legal proceedings, demands and claims.

NOTE 12:-SHAREHOLDERS' EQUITY

The Company's shares are listed for trade on the NASDAQ Global Select Market under the symbol “RDWR”.

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

In February 2022, the Company’s board of directors authorized a new plan for the repurchase of the Company’s ordinary shares in the open market (see Note 18).

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

d.Share Option Plans:

The Company has two stock option plans, the Company's Key Employee Share Incentive Plan (1997) as amended and restated (the “1997 Plan”) and the Directors and Consultants Option Plan (the “DC Plan” and together with the 1997 Plan, Stock Option Plans“). Under the Share Option Plans, options may be granted to officers, directors, employees and consultants of the Group. The exercise price per share under the Share Option Plans was generally not less than the market price of an ordinary share at the date of grant. The options vest primarily over four years. Each option is exercisable for one ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

Pursuant to the Share Option Plans, the Company reserved for issuance 33,312,967 ordinary shares.

RSUs:

In addition to granting share options, since 2013, the Company started to routinely grant RSUs under the 1997 Plan. RSUs vest primarily over a four years period of employment. RSUs that are cancelled or forfeited become available for future grants.

The number of “Reserved and Authorized Shares” under the Equity Plans shall equal the sum of (i) the number of ordinary shares reserved and authorized under the Equity Incentive, and other awards granted under the Equity Incentive Plans as of such date, and (ii) the number of ordinary shares reserved.

As of December 31, 2021, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

2021

Share options exercised and outstanding	27,941,346
RSUs vested and outstanding	4,501,870
Ordinary shares available for issuance under the Equity Incentive Plans	869,751

Total reserved and authorized shares as of December 31, 2021	33,312,967

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

A summary of employees and directors options activity under the Company's Stock Option Plans as of December 31, 2021 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2021	3,637,050	$21.97	3.41	$21,021
Granted	252,233	32.18
Exercised	(798,116)	17.50
Expired	(25,375)	17.66
Forfeited	(915,480)	23.63

Outstanding at December 31, 2021	2,150,312	$24.17	3.39	$37,566

Exercisable at December 31, 2021	651,141	$22.13	2.28	$12,703

Vested and expected to vest at December 31, 2021	2,022,211	$24.12	3.35	$35,420

The weighted-average grant-date fair value of options granted during the years ended December 31, 2021, 2020 and 2019 was $6.87, $4.74 and $5.54, respectively.

As of December 31, 2021, there was approximately $4,281 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a weighted-average period of 1.46 years.

The total intrinsic value of options exercised during the years 2021, 2020 and 2019 was $14,003, $13,335 and $13,720, respectively.

The aggregate intrinsic value of the outstanding stock options at December 31, 2021 and 2020, represents the intrinsic value of 2,150,312 and 3,637,050, respectively, outstanding options that are in-the-money as of such dates. No outstanding options were out-of-the-money as of December 31, 2021.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

The options outstanding under the Company's Stock Option Plans as of December 31, 2021, have been separated into ranges of exercise price as follows:

December 31, 2021
Outstanding				Exercisable
Ranges of exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted Average Exercise price

$13.35-17.63	195,170	0.76	$16.89	195,170	$16.89
$20.26-24.89	1,363,349	3.76	$23.16	291,808	$23.13
$25.25-29.10	396,585	2.55	$26.79	164,163	$26.59
$32.71-35.43	195,208	5.09	$33.20	-	$-

	2,150,312			651,141

The following table summarizes information relating to RSUs, as well as changes to such awards during 2021:

Year ended December 31, 2021

Outstanding at January 1, 2021	1,906,806
Granted	1,186,397
Vested	(558,071)
Forfeited	(314,821)

Outstanding as of December 31, 2021	2,220,311

As of December 31, 2021, there was approximately $44,774 of total unrecognized compensation costs related to non-vested RSUs granted under the Company's share option plans. That cost is expected to be recognized over a weighted-average period of 1.75 years.

The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2021, 2020 and 2019 were $32.57, $22.54 and $23.41, respectively.

The weighted-average grant date fair value of RSUs vested during the year ended December 31, 2021, 2020 and 2019 were $21.77, $18.18 and $15.40, respectively.

The weighted-average grant date fair value of RSUs forfeited during the year ended December 31, 2021, 2020 and 2019 were $24.32, $23.24 and $19.40, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

Share-based compensation was recorded in the following items within the consolidated statements of income:

	Year ended December 31,
	2021	2020	2019

Cost of revenues	$236	$188	$224
Research and development, net	5,412	4,409	2,855
Sales and marketing	8,811	8,315	6,953
General and administrative	3,115	3,633	3,032

Total expenses	$17,574	$16,545	$13,064

NOTE 13:-EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2021	2020	2019

Numerator for basic and diluted net earnings per share:

Net income	$7,811	$9,636	$22,566

Weighted average shares outstanding, net of treasury stock:

Denominator for basic net earnings per share	45,919,835	46,460,974	46,816,899
Effect of dilutive securities:
Employee share options and RSUs	1,583,256	1,278,566	1,706,221

Denominator for diluted net earnings per share	47,503,091	47,739,540	48,523,120

Basic net earnings per share	$0.17	$0.21	$0.48

Diluted net earnings per share	$0.16	$0.20	$0.47

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-TAXES ON INCOME

a.General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2021	2020

Beginning balance	$7,125	$5,597
Decrease related to settlement with tax authorities	(4,258)	-
Additions for prior year tax positions	2,115	657
Decrease for prior year tax positions	(1,428)	-
Additions for current year tax positions	1,758	871

Ending balance	$5,312	$7,125

As of December 31, 2021, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

The Company adjusts the unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available.

During the years ended December 31, 2021, 2020 and 2019 a net amounts of $243, $657 and $484, respectively, were added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years’ uncertain tax positions. As of December 31, 2021, and 2020, the Company had accrued interest liability related to uncertain tax positions in the amounts of $97 and $698, respectively, which is included within other long-term liabilities on the consolidated balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within taxes on income in the consolidated statements of income.

During November 2021, the Company reached a settlement with the Israeli Tax Authority (“ITA”) regarding the Company’s corporate tax returns for the years 2015-2018. As a result, the Company’s Israeli tax returns have been examined for all years including and prior to fiscal 2018, and the Company is no longer subject to audit for these periods. The settlement amounted to a total payment of $9,279 (NIS 28,858). The Company had provisions for the related years in the amount of $4,258 which were offset against such payment. In addition, as part of the settlement with the ITA, the Company received additional deductible expenses in the amount of $5,190.

The Company’s U.S subsidiary files income tax return in the U.S federal jurisdiction. As of December 31, 2021, the 2014 through 2020 tax years are open and may be subject to potential examinations in the U.S.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-TAXES ON INCOME (Cont.)

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

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

2.Tax rates:

The Israeli corporate tax rate in 2021, 2020 and 2019 was 23%. A company is taxable on its real capital gains at the corporate tax rate in the year of sale.

3.Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (“the Law“):

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“Amendment 73“) was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

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

Reduced income under the Investment Law including the Preferred Enterprise Regime and Preferred Technological Enterprise Regime will be freely distributable as dividends, subject to a 15% or 20% withholding tax (or lower rate for non-Israeli resident shareholder, under an applicable tax treaty).

On November 2, 2021, the Israeli Parliament approved a final bill regarding repatriations of trapped earnings out of Approved/Privileged Enterprises. The temporary provisions have come into effect as of November 15, 2021. The Israeli government agreed to grant relief on the amount of tax which should have been paid on distributable earnings in order to encourage companies to pay the reduced taxes during the next 12 months (the “temporary order”). The temporary order provides partial relief from previous Approved/Privileged Enterprise tax rates as defined in the Law for companies which opt to enjoy the privilege. The new temporary order does not require the actual distribution of the retained earnings, nor does it provides any relief from the 15% dividend withholding tax.

The partial relief from previous Approved/Privileged Enterprise tax rates is available to companies that elect to implement the temporary reduced tax relief by November 14, 2022, in respect of exempt retained earnings accrued up until December 31, 2021.

As part of the temporary order, the Company opted to implement the provisions included in the temporary order and completed the taxes on its trapped tax-exempt earnings. As a result, the Company has a tax payable amount as of December 31, 2021 of $8,247 included in other payables and accrued expenses in the consolidated balance sheets. As of December 31, 2021, the Company does not have any tax-exempted earnings attributable to its Beneficiary, Approved and Preferred Enterprise programs.

Through December 31, 2021, the Company has net operating carryforward losses of approximately $29,963 which can be carried forward and offset against taxable income in the future, for an indefinite period.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-TAXES ON INCOME (Cont.)

c. Taxes on income are comprised as follows:

	Year ended December 31,
	2021	2020	2019

Current taxes	$18,287	$3,995	$4,678
Deferred taxes	(3,466)	333	(1,535)

	$14,821	$4,328	$3,143

Domestic	$10,741	$2,648	$1,833
Foreign	4,080	1,680	1,310

	$14,821	$4,328	$3,143

	Year ended December 31,
	2021	2020	2019
Domestic taxes:

Current taxes	$12,890	$3,166	$3,670
Deferred taxes	(2,149)	(518)	(1,837)

	10,741	2,648	1,833
Foreign taxes:

Current taxes	5,397	829	1,008
Deferred taxes	(1,317)	851	302

	4,080	1,680	1,310

	$14,821	$4,328	$3,143

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-TAXES ON INCOME (Cont.)

d.Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2021	2020

Carryforward losses and tax credit	$9,336	$6,962
Deferred revenues	5,377	4,158
Unrealized gains on marketable securities	136	-
Temporary differences	6,583	6,071

Deferred tax assets before valuation allowance	21,432	17,191
Valuation allowance	(2,760)	(1,992)

Net deferred tax assets	18,672	15,199

Intangible assets, including goodwill	(4,543)	(4,699)
Depreciable assets	(1,699)	(2,024)
Unrealized gains on marketable securities	-	(453)

Deferred tax liability	(6,242)	(7,176)

Net deferred tax assets	$12,430	$8,023

e.Foreign:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Apportioned income is also subject to tax in various states.

Through December 31, 2021, the U.S. subsidiary had a U.S. federal loss carryforward of $4,448, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2023 and fiscal 2038.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-TAXES ON INCOME (Cont.)

On March 27, 2020, President Donald J. Trump signed the Coronavirus Aid Relief, and Economic Security Act (the “CARES Act”) into law. The Act includes several significant business tax provisions that, among other things, eliminate the taxable income limit for certain net operating losses and allow businesses and individuals to carry back Net Operating Losses (“NOLs”) arising in 2018, 2019, and 2020 to the five prior tax years. Consequently, management intend is to carry back NOLs generated in 2019 and 2020 to tax years 2014 and 2015. The applicable tax rate during these years was 34%, therefore, recognizing a deferred benefit of $1,202 due to the remeasurement of the NOLs deferred tax asset.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-TAXES ON INCOME (Cont.)

g.A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the consolidated statements of income is as follows:

	Year ended December 31,
	2021	2020	2019

Income before taxes, as reported in the consolidated statements of income	$22,632	$13,964	$25,709

Statutory tax rate	23%	23%	23%
Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$5,205	$3,212	$5,913
Tax adjustment in respect of different tax rate of foreign subsidiary	33	(185)	-
Non-deductible expenses and other permanent differences	305	83	188
Deferred taxes on losses for which valuation allowance was provided, net	896	959	592
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	(128)	(152)	(2,175)
Foreign withholding taxes	2,656	1,489
Stock compensation relating to stock options per ASC No. 718	(2,369)	1,258	821
Income taxes in respect of prior years	687	292	330
Change of tax rate	462	(599)	-
Approved, Privileged and Preferred enterprise loss (benefits) (*)	6,869	(1,844)	(2,783)
Other	205	(185)	257

Actual tax expense	$14,821	$4,328	$3,143

(*) Basic earnings per share amounts of the benefit resulting from the “Approved, Privileged and Preferred Enterprise” status	$0.15	$0.04	$0.06

Diluted earnings per share amounts of the benefit resulting from the “Approved, Privileged and Preferred Enterprise” status	$0.14	$0.04	$0.06

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-TAXES ON INCOME (Cont.)

h.Income before taxes on income is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$17,817	$7,751	$19,185
Foreign	4,815	6,213	6,524

Income before taxes on income	$22,632	$13,964	$25,709

NOTE 15:-GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2021, 2020 and 2019 from a geographical perspective:

	Year ended December 31,
	2021	2020	2019

Revenues from sales to customers located at:

The United States	$98,937	$93,706	$85,447
America - other	29,833	20,707	20,982
EMEA*)	98,388	78,362	75,275
Asia Pacific	59,338	57,252	70,368

	$286,496	$250,027	$252,072

*) Europe, the Middle East and Africa.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 15:- GEOGRAPHIC INFORMATION (Cont.)

The following table presents long-lived assets as of December 31, 2021 and 2020 from a geographical perspective:

	December 31,
	2021	2020

Long-lived assets, by geographic region:

America (principally the United States)	$2,609	$3,592
Israel	39,467	43,711
EMEA - other	1,201	1,314
Asia Pacific	1,792	2,182

	$45,069	$50,799

NOTE 16:-SELECTED CONSOLIDATED STATEMENTS OF INCOME DATA

Financial income, net:

	Year ended December 31,
	2021	2020	2019
Financial income, net:

Interest on bank deposits and other	$4,131	$5,916	$7,016
Amortization of premiums, accretion of discounts and interest on debt marketable securities, net	1,855	3,700	3,639
Gain on sale of marketable securities	438	639	537
Bank charges	(200)	(189)	(124)
Foreign currency differences, net	(1,817)	(2,270)	(2,276)

	$4,407	$7,796	$8,792

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain members of the Company’s board of directors, management or shareholders have interest:

a.The following related party balances are included in the consolidated balance sheets:

	December 31,
	2021	2020

Trade receivables and prepaid expenses	$5,255	$2,614

Trade payables and accrued expenses	$476	$1,008

b.The following related party transactions are included in the consolidated statements of income:

	Year ended December 31,
	2021	2020	2019

Revenues (1)	$3,100	$3,177	$4,476

Cost of revenues (2)	$11,482	$10,196	$7,061

Operating expenses, net - primarily lease, subcontractors and communications (3)	$6,757	$5,201	$4,888

Purchase of property and equipment	$189	$1,586	$1,944

(1)Distribution of the Company’s products on a non-exclusive basis.

(2)Related to cost of product purchased from one of the related companies. The Group depended on a sole single managed security service provider, which is a related party, to provide services as part of its protection services. If the managed security service provider were to fail to provide or delay the delivery of the services, the Group would be required to seek alternative sources of the services. A change in its managed security service provider could result in a possible loss of sales and, consequently, could adversely affect the Group’s operation and financial performance (See Note 18a).

(3)The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company provides certain services to related parties.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:- SUBSEQUENT EVENTS

a.On February 17, 2022, the Company acquired all of the technology and other intangible assets from SecurityDam Ltd., which is a related company and the sole single-managed security service provider discussed in Note 1c and 17b(2) for a total consideration of (1) $30,000 in cash payable and (2) additional contingent consideration of up to $12,500 based on the performance of the Company’s cloud DDoS protection service after the acquisition.

b.In February 2022, the Company’s board of directors authorized a new plan for the repurchase of up to an aggregate of $80,000 of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.

- - - - - - - - - -