Form 20-F
period 2022-12-31
RADWARE LTD
filed 2023-03-30
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2022

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

44,306,891 Ordinary Shares, NIS 0.05 par value per share

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes          ☒ No

INTRODUCTION

Unless the context otherwise requires, all references in this Annual Report on Form 20-F (this “annual report”) to “we,” “us,” “our,” the “Company,” and “Radware” are to Radware Ltd. and its subsidiaries.

When the following terms and abbreviations appear in the text of this annual report, they have the meanings indicated below:

•	“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	“dollars,” “$” or “US$” are to U.S. dollars;

•	“EUR” are to Euros;

•	“Nasdaq” is to the Nasdaq Stock Market LLC;

•	“NIS” or “shekels” are to New Israeli Shekels;

•	“ordinary shares” are to our Ordinary Shares, par value NIS 0.05 per share;

•	the “SEC” is to the U.S. Securities and Exchange Commission;

•	the "U.S." is to the United States; and

•	“U.S. GAAP” are to generally accepted accounting principles in the United States.

We have registered trademarks for, among others, Radware®; Radware Logo:

®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; StringMatch Engine®; Web Server Director®; APSolute Vision®; vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; Virtual DefensePro®; VADI® (Virtual Application Delivery Infrastructure); ShieldSquare® and the ShieldSquare Logo: ®, and we have non-registered trademarks for, among others, ADC-VX™, Inflight™, CyberStack™ and SecurPath™. Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in dollars and in accordance with U.S. GAAP and are audited in accordance with the standards of the Public Company Accounting Oversight Board in the United States.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or reports that we previously filed, you may read the document itself for a complete description of its terms, and the summary included herein is qualified by reference to the full text of the document, which is incorporated by reference into this annual report.

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

We urge you to consider that statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could” are intended to identify forward-looking statements.  Such forward-looking statements appear in Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and Item 5 “Operating and Financial Review and Prospects” as well as elsewhere in this annual report. These statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” and in our other filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents

Part I		8
ITEM 1.	Identity of Directors, Senior Management and Advisers	8
ITEM 2.	Offer Statistics and Expected Timetable	8
ITEM 3.	Key Information	8
A.	[Reserved]	9
B.	Capitalization and Indebtedness	9
C.	Reasons for the Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4.	Information on the Company	39
A.	History and Development of the Company	39
B.	Business Overview	40
C.	Organizational Structure	61
D.	Property, Plants and Equipment	63
Item 4A.	UNRESOLVED Staff Comments	63
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	64
A.	Operating Results	64
B.	Liquidity and Capital Resources	74
C.	Research and Development, Patents and Licenses, etc.	78
D.	Trend Information	78
E.	Critical Accounting Estimates	81
ITEM 6.	Directors, Senior Management and Employees	87
A.	Directors and Senior Management	87
B.	Compensation	91
C.	Board Practices	95
D.	Employees	100
E.	Share Ownership	101
ITEM 7.	Major Shareholders and Related Party Transactions	104
A.	Major Shareholders	104
B.	Related Party Transactions	106
C.	Interests of Experts and Counsel	110
ITEM 8.	Financial Information	111
A.	Consolidated Statements and Other Financial Information	111
B.	Significant Changes	111

ITEM 9.	The Offer and Listing	112
A.	Offer and Listing Details	112
B.	Plan of Distribution	112
C.	Markets	112
D.	Selling Shareholders	112
E.	Dilution	112
F.	Expenses of the Issue	112
ITEM 10.	Additional Information	113
A.	Share Capital	113
B.	Memorandum and Articles of Association	113
C.	Material Contracts	113
D.	Exchange Controls	113
E.	Taxation	113
F.	Dividends and Paying Agents	128
G.	Statement by Experts	128
H.	Documents on Display	128
I.	Subsidiary Information	128
J.	Annual Report to Security Holders	128
ITEM 11.	Quantitative and Qualitative Disclosures about Market Risk	129
ITEM 12.	Description of Securities other than Equity Securities	131
PART II		132
ITEM 13.	Defaults, Dividend Arrearages and Delinquencies	132
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	132
ITEM 15.	Controls and Procedures	132
ITEM 16.	[Reserved]	133
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	133
ITEM 16B.	CODE OF ETHICS	134
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	134
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	135
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	136
Item 16F.	CHANGE IN REGISTRANt’s CERTIFYING ACCOUNTANT	136
Item 16G.	CORPORATE GOVERNANCE	137
Item 16H.	MINE SAFETY DISCLOSURE	137
Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	137
PART III		138
ITEM 17.	Financial Statements	138
ITEM 18.	Financial Statements	138
ITEM 19.	Exhibits	138
SIGNATURE		140

Part I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

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

•
A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs, and any disruption in our supply chain could have a material adverse effect on our results of operations.

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

•	Outages, interruptions or delays in hosting services could impair the delivery of our cloud-based security services and harm our business.

•	Our global operations may expose us to additional risks.

•	We have incurred net losses in the past and may incur losses in the future.

•	A slowdown in the growth of the cyber security and application delivery solutions market would reduce our addressable market and solutions sales.

•	If the market for our cloud-based solutions does not continue to develop and grow, we may incur capital and operating losses.

•	Our solutions may have long sales cycles, which may reduce the predictability of our financial performance.

•	We may pursue acquisitions or other investments that could disrupt our business and harm our financial condition.

•	Our business in countries with a history of corruption and transactions with foreign governments increases the risks associated with our international activities.

•	Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

•	Undetected defects and errors may increase our costs and impair the market acceptance of our products.

•	Our business and operating results could suffer if third parties infringe upon our proprietary technology.

•	Our products may infringe on the intellectual property rights of others.

•	Laws, regulations and industry standards affecting our business are evolving, and unfavorable changes could harm our business.

•
Some of our solutions contain “open source” and third-party software, and any failure to comply with the terms of one or more of these open source and third-party software licenses could negatively affect our business.

•	An increasing amount of intangible assets and goodwill on our books may in the future lead to significant impairment charges.

•	Additional tax liabilities, including due to tax positions we have taken, could materially adversely affect our results of operations and financial condition.

•	The enactment of legislation changing the United States’ taxation of international business activities could materially impact our financial position and results of operations.

•	If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

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

•	Climate change may have an adverse impact on our business.

•
Our disclosures and initiatives related to environmental, social and governance (ESG) matters expose us to numerous risks, including risks to our reputation, business, financial performance and growth.

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

•	We have obtained benefits from the Israeli Innovation Authority that subject us to ongoing restrictions.

•	It may be difficult to enforce a U.S. judgment against us or our officers and directors and to assert U.S. securities laws claims in Israel.

•	Your rights and responsibilities as a shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

Risks Related to Our Business and Our Industry

Changing or severe global economic conditions could have a material adverse effect on our results of operations.

Our business is affected by global economic conditions, uncertainties and downturns, including as a result of the war in Ukraine (see the risk factor below titled “Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries”), the tensions between China and Taiwan, the COVID-19 pandemic and record levels of inflation that have resulted in significant volatility and disruptions in the global economy, including central banks in the markets in which we operate that have tightened their monetary policies and raised interest rates, which may impact current and anticipated market demand for our solutions. Uncertainties about current global economic conditions continue to pose a risk as our current or prospective customers may postpone or reduce demand and spending priorities in response to such uncertainties. This could result in, among other things, a reduction in our revenues or a failure to achieve anticipated revenue growth, longer sales cycles, and slower adoption of new technologies as well as downward pressure on the price of our solutions. For example, the United States and Israel have recently experienced high levels of inflation. In the event inflation persists or continues to increase, as well as other macro conditions which may have other adverse effects on the economy, which are difficult to predict, such as instability of any bank with which we maintain a commercial relationship with, each of the above events could have a material adverse effect on our business, operating results and financial condition.

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

In some cases, we may choose to increase our cost of operations at the expense of our short-term profitability in order to support future expansion and growth. We cannot assure you that we will continue to expand our operations successfully. If we are unable to manage our expanding operations effectively, our revenues may not increase or may decline, our cost of operations may increase, and we may not be profitable.

A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs, and any disruption in our supply chain could have a material adverse effect on our results of operations.

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

In addition, our operating results could be materially and adversely affected if we anticipate greater demand than what transpires, and we commit to purchasing more components than we actually need. We see this specifically with respect to dated components, which we need to order in large quantities due to manufacturing stoppage. Due to technology advancements, we are required from time to time to make “last buy” type of stock purchases of such dated components for our legacy products.

Any disruption in our supply chain, such as disruptions resulting from failure in telecommunication systems; acts of war, terrorism, cyber-attacks or natural disasters, including major environmental or public health concerns, such as the COVID-19 pandemic (see the risk factor below titled “The COVID-19 pandemic has impacted and may continue to impact our business, operating results and financial condition” and the discussion under Item 4.B "Business Overview—Manufacturing and Suppliers"); lack of skilled labor; the disruption of transportation networks; and adverse weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

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

The extent to which COVID-19 will continue to impact our business, financial condition or results of operations, will depend on future developments, which are uncertain and cannot be predicted.

We rely on a few vendors to provide our hardware platforms and components for the manufacture of our products.

We primarily rely on a few original design manufacturers, or ODMs, for the manufacture and supply of our hardware platforms, with approximately 88% of our direct product costs in 2022 related to these vendors. If we are unable to continue to acquire from these ODMs and/or other components vendors on acceptable terms or should any of these ODMs and/or components vendors cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers could result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time during such a transition period, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to attract, train and retain highly qualified personnel.

Our products and services require sophisticated technology, marketing and sales expertise. Accordingly, we need highly trained research and development, sales, marketing, technical, customer support, operations and IT personnel. Competition for such qualified personnel, especially in the cyber security domain, is intense. In particular, while there has been intense competition for such qualified personnel in the Israeli high-tech industry historically, the industry experienced record growth and activity in 2021 and 2022, which contributed to significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including qualified personnel in the cyber security domain. In addition, while we utilize non-competition agreements with our employees as a means of improving our employee retention, we may be unable to enforce these agreements under applicable laws. In light of the foregoing, we may not be able to hire or retain sufficient personnel to support our business operations or, if we do, we may be required to offer increased compensation to attract such employees, which could have a material adverse effect on our business, financial condition and results of operations.

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

Most of our competitors have greater financial, personnel and other resources than we have, which may limit our ability to effectively compete with them. We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Current and future participants may also be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can. Larger companies with substantial resources, brand recognition and sales channels may form consolidation and alliances with or acquire competing cyber security and application delivery solutions and emerge as significant competitors.

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

•
offering new solutions to adapt to the changes in applications’ deployment frameworks, workflows and architectures, massive usage of Application Programming Interface (API) stacks and new edge delivery technologies in response to the rise of modern applications buildup and delivery requirements;

•
adapting to changes in the cyber threat landscape, by extending our security coverage to include cloud-native attacks (cloud access management and workloads), application level attacks, usage of open source third-party libraries, encrypted attacks, automated attacks and edge/client delivery related attacks;

•
developing and enhancing our cloud and virtual offerings and expanding our managed security services capabilities to address the industry trend of providing services for the cloud and through the cloud – organically and inorganically; and

•	increasing our support offerings to address the industry trend of increased customer reliance on third-party provided or managed information technology services.

In order to meet these challenges and remain competitive in the market, we have introduced, and must continue to introduce, new solutions and enhancements to our existing solutions. Accordingly, our future success will depend, to a substantial extent, on our ability to accurately and timely identify market trends and anticipate changing market requirements and needs; to invest (including through acquisition of complimentary solutions) in research and development and timely develop, introduce and support relevant and desired new solutions and enhancements; and to gain market acceptance of our offerings. There can be no assurances that our continued investment in research and development, including associated capital expenditures, will ultimately allow us to remain competitive in our industry or otherwise result in successful solutions that generate expected sales and support our growth. In addition, diversifying our solution portfolio might expose us to direct competition with new players and might require additional investments in the associated sales and marketing practices.

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

Any errors, defects, or misconfigurations could cause our solutions to not meet specifications, be vulnerable to security attacks or fail to secure networks or applications which could negatively impact customer operations and consequently harm our business and reputation. In addition, we may suffer significant adverse publicity and reputational harm and become subject to regulatory and litigation claims if our solutions are associated, or are believed to be associated with, or fail to reasonably protect against, a security attack or a breach at a high-profile customer, a significant customer base or a significant business partner. Many of our customers and business partners are themselves highly regulated entities, which may result in enhanced scrutiny of our security program and controls in the event of a significant cybersecurity incident. Moreover, any actual or perceived cyber-attack, other security breach, exposure or theft of our or our customers’ data, regardless of whether the breach or theft is attributable to the failure of our solutions, could:

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

Cyber-attackers or other malicious actors are increasingly sophisticated, may be state actors or affiliated with organized crime, and may operate large-scale and complex automated attacks. In addition, the techniques they use to access or sabotage networks or applications or to disrupt operations (for example, via ransomware) change frequently and generally are not recognized until launched against a target. As a result, our solutions may be unable to anticipate these techniques and provide timely or effective protection to our end-users’ networks or applications, particularly due to the increased use by attackers of tools and techniques that are designed to circumvent security controls, to avoid detection and to remove or obfuscate evidence. The global marketplace also expects actors to increasingly develop innovative attack methodologies utilizing artificial intelligence to identify and exploit vulnerabilities from both technical and social engineering perspectives. In addition, the COVID-19 pandemic significantly impact online behavior and the continued remote and hybrid working arrangements may affect the security of businesses and individuals (for example, due to the prevalence of vulnerabilities inherent in non-corporate and home networks), and we have observed a significant increase in cyberattack activity since the beginning of the pandemic that has also continued. If we fail to identify and respond to new and increasingly complex methods of attack or to update our solutions to detect or prevent such threats in time to protect our end-users’ critical business data, the integrity of our solutions and reputation, as well as our business and operating results, could suffer.

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

We will not succeed with our application and network security solutions unless the marketplace is confident that we provide effective cyber security protection. We provide security solutions, and as a result, we have been, and continue to be, an attractive target of cyber-attacks and other security incidents, which we have experienced from time to time, that are aimed at our own internal systems and network environment. We are subject to many different types of attacks, including, among others, malware, viruses and attachments to e-mails, web application attacks, e-mails, web application attacks, Distributed Denial of Service (DDoS) attacks and other disruptive activities of individuals or groups, all of which are designed to impede the performance of our solutions, penetrate our network security or the security of our cloud platform or our internal systems, misappropriate proprietary and other information and/or cause other interruptions to our services. Furthermore, third parties may attempt to illegally induce employees or customers into disclosing our proprietary information or otherwise compromising the security of our internal networks, systems or physical facilities in order to gain access to our data or our customers’ data.  An actual or perceived breach of security in our internal systems could adversely affect the integrity and market perception of our solutions. Furthermore, the costs to eliminate or address security threats and vulnerabilities before or after a cyber-security incident and any resulting regulatory or litigation actions could be significant.

We rely on third-party service providers to supply physical hosting, cloud environments and specific support technologies in order to deliver and support our security solutions, in addition to internal functions, such as human resources, finance, and electronic communications, all of which are designed to enable us to conduct, monitor and/or protect our business, operations, systems and data assets. Such third-party service providers have from time to time been subject to, and continue to be subject to, cyber-attacks, malicious actors and other security incidents. While we periodically evaluate the internal security posture of each third-party service provider to determine their level of compliance, we may not be able to detect any breach in the first instance it occurs. These risks may impact the integrity and availability of our solutions and may expose us to legal and reputational liability.

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

We offer infrastructure that supports our DDoS Protection services, web application firewall (WAF) and bot management cloud-based services. In addition, we provide other services through the cloud, such as Content Delivery Network (CDN). Despite precautions taken within our own internal network and at these third-party facilities, the occurrence of a natural disaster or an act of terrorism or other unanticipated problems could result in lengthy interruptions in our services.

The cloud-based security services that we provide are operated from a network of third-party facilities that host the software and systems that operate these security services. Any damage to, failure of, or significant disruptions (for example, due to ransomware) to, our internal systems or systems at third-party hosting facilities could result in outages or interruptions in our cloud-based services. Outages or interruptions in our cloud-based security services, whether as a result of impacts to our or our third-party hosting facilities or otherwise, may cause our customers to experience cyber-attacks and to believe that our cloud-based security services are unreliable, cause us to issue credits or pay penalties or damages, cause customers to terminate their subscriptions and adversely affect our reputation and renewal rates and our ability to attract new customers, ultimately harming our business and results of operations.

Our global operations may expose us to additional risks.

We currently offer our solutions in over 80 countries. For the years ended December 31, 2022 and 2021, our sales outside North, Central and South America represented approximately 58% and 55%, respectively, of our total sales. We also rely on third-party service providers around the world to supply physical hosting and cloud environments in order to deliver and support our cloud-based services. Our global business operations involve varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others, difficulties and costs of staffing and managing foreign operations; the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes in the interpretations thereof and reduced protection for intellectual property rights in some countries; partial or total expropriation; export duties and quotas; local tax exposure; economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate or public health concerns, such as the COVID-19 pandemic; differences in business practices; recessionary environments in multiple foreign markets; and damage to, or failure of, systems at third-party hosting facilities around the word resulting in outages or interruptions in our cloud-based services. We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results and financial condition.

We have incurred net losses in the past and may incur losses in the future.

Although we have been profitable in the past several years, we incurred net losses during 2022. Our ability to maintain or increase profitability in the future depends in part on the following factors: the economic health of the global economy, including geopolitical tensions, the potential effects of the COVID-19 pandemic, record levels of inflation and rising interest rates; the rate of growth of, and changes in technology trends in our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies and deliver new solutions in a timely manner; the competitive position of our products and services; the continued acceptance of our solutions by our customers and in the industries that we serve; and our ability to manage expenses. In the future, it may be necessary to undertake cost reduction initiatives to remain profitable, which could lead to a deterioration of our competitive position. Any difficulties that we encounter as we reduce our costs could negatively impact our results of operations and cash flows. Our revenues may not continue to increase or may grow at a lower rate than we have experienced in the past several years or may even decline, which would negatively impact our results of operations and cash flows. We cannot assure you that we will remain profitable.

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

If the market for our cloud-based solutions does not continue to develop and grow, we may incur capital and operating losses.

As we continue to expand our cloud-based solution offerings, our investments, both capital and operational, in our cloud business increase. We cannot assure you that sales of our cloud-based solutions will continue to develop and grow. In addition, we cannot assure you that our services and technology will keep pace with the changes in this market. Specifically, the emergence of alternative solutions, such as those offered by Amazon Web Services, Inc. (AWS), Microsoft Azure or Google’s public cloud, may negatively affect sales of our solutions.

Our solutions may have long sales cycles, which may reduce the predictability of our financial performance.

Our solutions are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. As a result, our pre-sales process can be subject to delays associated with customers’ budgetary constraints and lengthy approval and procurement processes. The sales cycles of our solutions to new customers can last for as long as twelve months (and in some cases even longer, for example, with carrier customers) from initial presentation to sale. Long sales cycles result in a delay to our generation of revenue. Long sales cycles also subject us to risks not usually encountered in short sales cycles, including our customers’ budgetary constraints and internal acceptance reviews and processes prior to purchase.  In addition, orders expected in one quarter could shift to another because of the timing of our customers’ procurement decisions. Furthermore, customers may defer orders in anticipation of new solutions or product enhancements introduced by us or by our competitors. These factors complicate our planning processes and reduce the predictability of our financial performance.

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

As we operate and sell internationally, we are subject to the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act of 2010 (the “UK Bribery Act”) and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We have operations, deal with and make sales to governmental customers in countries known to experience corruption, particularly certain emerging countries in Eastern Europe, South and Central America, East Asia, Africa and the Middle East. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, channel partners or sales agents that could be in violation of various anti-corruption laws, even though these parties may not be under our control. While we have implemented safeguards to prevent these practices by our employees, consultants, channel partners and sales agents, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, channel partners or sales agents may engage in conduct for which we might be held responsible. Violations of the FCPA, the UK Bribery Act or other anti-corruption laws may result in severe criminal or civil sanctions, including suspension or debarment from government contracting, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

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

Commencing in 2022, although we engaged in foreign currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations, not all of our potential exposure is covered and, regardless, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuations in foreign currency exchange rates on such results. For a further discussion of the impact on currency exchange rates on our business, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

Undetected defects and errors may increase our costs and impair the market acceptance of our products.

Our products have occasionally contained, and may in the future contain, undetected defects or errors, especially when first introduced or when new versions are released, due to defects or errors that we fail to detect, including in components supplied to us by third parties. These defects or errors may be found after the commencement of commercial shipments. In addition, because our customers integrate our products into their networks with products from other vendors, it may be difficult to identify the product that has caused the problem in the network. Regardless of the source of these defects or errors, we will then need to divert the attention of our engineering personnel from our product development efforts to detect and correct these errors and defects. We cannot assure you whether we will incur significant warranty or repair costs, be subject to liability claims for material damages related to product errors or defects or experience any material lags or delays as a result thereof in the future.  Any insurance coverage that we maintain may also not provide sufficient protection should a claim be asserted. Moreover, the occurrence of errors and defects, whether caused by our products or the components supplied by another vendor, may result in significant customer relations problems and injure our reputation, thereby impairing the market acceptance of our products.

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

The protective steps we have taken may be inadequate to deter infringement upon our intellectual property rights or misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. In addition, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Any licenses for intellectual property that might be required for our services or products may not be available on reasonable terms. Failure to adequately protect our intellectual property rights could devalue our proprietary content, impair our ability to compete effectively and eventually harm our operating results. Furthermore, defending our intellectual property rights, either by way of initiating intellectual property litigation or defending such, could result in the expenditure of significant financial and managerial resources.  Moreover, any adverse outcome of litigation proceedings could impact the value of our proprietary technology and have additional significant financial impacts, which may harm our operating results.

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

Laws, regulations and industry standards that apply to our business are becoming more prevalent and constantly evolving, particularly in the area of data privacy and cyber security. We may be impacted by changes in privacy-related and cyber security-related regulations governing the collection, use, retention, sharing and security of personal data that we collect, utilize, or otherwise process from our customers and/or visitors to their websites and others. Complying with a diverse range of privacy and cyber security requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Any failure, or perceived failure, by us to comply with any privacy or cyber security-related laws, government regulations or directives, or industry self-regulatory principles could result in damage to our reputation or proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business.

For example, in the European Economic Area (EEA), we are subject to the General Data Protection Regulation 2016/679 (GDPR) and in the United Kingdom we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018 (UK DP Laws), in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA member states and the United Kingdom, impose a strict data protection compliance regime. Our compliance with GDPR and UK DP Laws, as well as other data privacy and cyber security laws around the world, evolving regulations of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations, has required and will continue to require us to invest significant resources in compliance and compliance-related areas.

Furthermore, laws, regulations and industry standards are subject to constant and, at times, drastic changes that, particularly in the case of industry standards, may arrive with little or no notice, and these could either help or hurt the demand for our solutions. If we are unable to adapt our solutions to changing laws, regulations and industry standards in a timely manner, or if our solutions fail to assist our customers with their compliance initiatives, our customers may lose confidence in our solutions and could switch to competing solutions. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. These recent developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to or in the U.S. Such legal developments also cause us to look at our operations and review our data flows to ensure we can continue to meet clients’ increasing requests for data to remain in-country or in-region. At the same time, if, contrary to this trend, regulations and standards related to cyber security are changed in a manner that makes them less onerous, our customers may view government and industry regulatory compliance as less critical to their businesses, and our customers may purchase fewer of our solutions, or none at all. In either case, our sales and financial results would be negatively impacted and could be materially adversely affected.

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

The amount of goodwill and intangible assets on our consolidated balance sheets was, as of December 31, 2022, approximately $87.7 million, compared to $51.9 million as of December 31, 2021. We regularly review our intangible and tangible assets, including goodwill, for impairment. Goodwill is subject to impairment review at least annually, and other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing has led to, and may in the future lead to, significant additional impairment charges.

Additional tax liabilities, including due to tax positions we have taken, could materially adversely affect our results of operations and financial condition.

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

The enactment of legislation changing the United States’ taxation of international business activities could materially impact our financial position and results of operations.

Due to the expansion of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate, and adversely affect our financial position and results of operations. The U.S. presidential administration and members of the U.S. Congress have proposed significant changes in U.S. federal income tax law, regulation and government policy within the United States, which could affect us and our business. For example, the recent Inflation Reduction Act enacted in the United States introduced, among other changes, a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations (which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates).  Further, other foreign governments may enact tax laws in response to any changes in the U.S. taxation of international business activities that could result in further changes to global taxation and materially affect our financial position and results of operations. We are currently unable to predict whether these or other changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our consumers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

We maintain substantial balances of cash and liquid investments as strategic assets for purposes of acquisitions and general corporate purposes, including share repurchases. Our cash, cash equivalents, short- and long-term bank deposits and marketable securities totaled $432.0 million as of December 31, 2022, compared to $465.8 million as of December 31, 2021. The performance of the capital markets is the primary factor that affects the values of funds that are held in marketable securities. While we believe we have taken a conservative approach in our investments, by investing the majority of our debt marketable securities portfolio at securities that are rated A- or higher, these assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly, including, without limitation, by the economic effects of the COVID-19 pandemic and the rising levels of inflation and interest rates.

Financial income is a component of our net income and the outlook for our financial income is dependent, in part, on the future direction of interest rates, exchange rates, the amount of any share repurchases or acquisitions that we make and the amount of cash flows from operations that are available for investment. For example, for the years ended December 31, 2022 and 2021, we had $8.1 million and $4.4 million, respectively, of net financial income, that was primarily derived from the value of our investments. The performance of the capital markets affects the values of our funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns. Due to certain market developments, including investments’ rating downgrades, the fair value of these investments may decline. If market conditions continue to fluctuate, the fair value of our investments may be impacted accordingly. Although our investment guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility.

In particular, our investment portfolios include a significant amount of interest rate-sensitive instruments, such as bonds, which, in addition to the inherent risk associated with the debt, may be adversely affected by changes in interest rates. Changes in interest rates and credit quality may also result in fluctuations in the income derived from, or the valuation of, our fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. For example, benchmark interest rates, such as the U.S. Federal Funds Rate, are currently relatively high, which is likely to significantly impact our investment income.  Additional increases in interest rates might decrease the value of our investments in fixed-income securities. If increases in interest rates occur during periods when we sell investments to satisfy liquidity needs, we may experience investment losses. Conversely, if interest rates decline, reinvested funds and our investment in bank deposits will earn less than expected.

In terms of credit risk, our investment portfolio policy is “buy and hold” while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate bonds and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if turmoil in the financial markets reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income (loss) during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income (loss), our reported net loss would have increased by $4.4 million during the year ended December 31, 2022, and our net income would have decreased by $0.5 million during the year ended December 31, 2021. Any significant decline in our financial income or the value of our investments as a result of continued high interest rates, deterioration in the credit worthiness of the securities in which we have invested, general market conditions or other factors could have an adverse effect on our results of operations and financial condition.

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

•
enhanced export controls and trade sanctions targeting Russia’s imports of technological goods as a whole, including tighter controls on exports and re-exports of dual-use items, stricter licensing policy with respect to issuing export licenses, and/or increased use of “end-use” controls to block or impose licensing requirements on exports, as well as higher import tariffs and a prohibition on exporting luxury goods to Russia and Belarus;

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

In 2022 and 2021, 7% and 5%, respectively, of our total revenues were from sales to customers located in Russia.  We continuously review and monitor our contractual relationships with suppliers and customers to establish whether any of them are the target of the applicable sanctions. In the event that we identify a party with which we have a business relationship that is the target of applicable sanctions, we would immediately activate a legal analysis of what gives rise to the business relationship, including any contract, to estimate the most appropriate course of action to comply with the sanction regulations, together with the impact of a contractual termination according to the applicable law, and then proceed as required by the regulatory authorities. However, given the range of possible outcomes, the full costs, burdens, and limitations on our and our customer’s and business partners’ businesses are currently unknown and may become significant.

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

Climate change may have an adverse impact on our business.

Global climate change may result in certain natural disasters occurring more frequently or with greater intensity, such as drought, wildfires, storms, sea-level rise, and flooding and many believe that the risks related to climate change are increasing in both impact and type of risk. While we do not believe there will be significant near-term impacts to our business and operations due to climate change, long-term impacts remain unknown. These include operational risks impacting, among other things, our supply chain, our personnel or electrical power availability from climate changed-related weather events as well as business and regulatory risks. For example, regulatory risks resulting from changes in laws and regulations on climate change may increase our compliance costs and limit our ability to operate. Similarly, the evolving customer and other stakeholder expectations and regulatory requirements to reduce carbon emissions could present a risk of loss of business if we are not able to meet those expectations or requirements.

Our disclosures and initiatives related to environmental, social and governance (ESG) matters expose us to numerous risks, including risks to our reputation, business, financial performance and growth.

There has been increasing public focus by investors, customers, environmental activists, the media and governmental and nongovernmental organizations on a variety of ESG matters, which may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, and contracting), impact our reputation, or otherwise affect our business performance. As we identify ESG topics for voluntary disclosure, we have expanded and, in the future, may continue to expand, our voluntary disclosures in these areas. Statements about our ESG initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our ESG goals on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected. In addition, this emphasis on ESG matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.

Risks Related to the Market for Our Ordinary Shares

Yehuda Zisapel, our chairman of the board, Nava Zisapel, and Roy Zisapel, our President, Chief Executive Officer and director, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

As of March 26, 2023, Yehuda Zisapel, the Chairman of our Board of Directors, beneficially owned approximately 4.44% of our outstanding ordinary shares; Nava Zisapel, beneficially owned approximately 6.98% of our outstanding ordinary shares; and their son, Roy Zisapel, our President, Chief Executive Officer and director, beneficially owned approximately 3.40% of our outstanding ordinary shares (see Item 6.E “Share Ownership”).  As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares.  This concentration of ownership may also adversely affect our share price.

Provisions of our Articles of Association and Israeli law as well as the terms of our equity incentive plan could delay, prevent or make a change of control of us more difficult or costly, which could depress the price of our ordinary shares.

The provisions in our Articles of Association relating to the election of our directors in three staggered classes, the submission of shareholder proposals for shareholders meetings and the quorum requirement for adjourned shareholder meetings may have the effect of delaying or making an unsolicited acquisition of our Company more difficult. Israeli corporate and tax laws, including the ability of our Board of Directors to adopt a shareholder rights plan without further shareholder approval, may also have the effect of delaying, preventing or making an acquisition of us more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, an Israeli court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our Key Employee Share Incentive Plan (1997), as amended, or the Share Incentive Plan provides that, in the event of a “Hostile Takeover” (which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares), the vesting of all or a portion of our outstanding equity awards will accelerate, unless otherwise determined by our Board of Directors (or a committee thereof). As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control over us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unwilling to do so because of these provisions.

Our share price has been volatile in the past and may be subject to volatility in the future.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2022 the lowest closing price of our share was $17.42, compared to the highest closing price of our share of $41.67 during the same year. The volatility of our share price may have a negative impact on our financial performance as a result of its negative impact on employee retention. Numerous factors, many of which are beyond our control, may cause the market price and trading volume of our ordinary shares to fluctuate significantly and decrease further, including:

•	operating results that do not meet forecasts by securities analysts;

•	announcements concerning us or our competitors;

•	the introduction of new products and new industry standards;

•	general market conditions and changes in market conditions in our industry;

•	the general state of securities markets (particularly the technology sector);

•	political, economic and other developments in the State of Israel, the U.S. and worldwide, including, for example, the recent military conflict in Ukraine; and

•	any of the events underlying any of the other risks or uncertainties set forth elsewhere in this annual report actually occurs.

If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

Generally, if for any taxable year, after applying certain “look through” tax rules, (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the fair market value of our assets, averaged quarterly over our taxable year, are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. If we are classified as a PFIC, our U.S. shareholders could suffer adverse U.S. tax consequences, including having gain realized on the sale of our ordinary shares treated as ordinary income, as opposed to capital gain income, and having potentially punitive interest charges apply to such gain. Similar rules would apply to certain “excess distributions” made with respect to our ordinary shares.

For our taxable year ended December 31, 2022, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2022 and prior taxable years. The tests for determining PFIC status are applied annually, and require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, the aggregate value of our gross assets is likely to be determined in part by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.  U.S. shareholders should consult with their U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report titled Item 10.E “Taxation—United States Federal Income Tax Considerations.”

If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Depending upon the aggregate value and voting power of our ordinary shares that U.S. persons are treated as owning (directly, indirectly, or constructively), we could be treated as a controlled foreign corporation (a “CFC”). Additionally, because our group consists of one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries will be treated as CFCs, regardless of whether or not we are treated as a CFC. If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “U.S. shareholder” with respect to each CFC in our group (if any), which may subject such person to adverse U.S. federal income tax consequences. Specifically, a U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of each CFC’s “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property, whether or not we make any distributions of profits or income of a CFC to such U.S. shareholder. If you are treated as a U.S. shareholder of a CFC, failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. Additionally, a U.S. shareholder that is an individual would generally be denied certain tax deductions or indirect foreign tax credits that may otherwise be allowable to a U.S. shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are treated as CFCs or whether any investor is treated as a U.S. shareholder with respect to any of such CFC, nor do we expect to furnish to any U.S. shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service provided limited guidance on situations in which investors may rely on publicly available alternative information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. U.S. investors should consult their advisors regarding the potential application of these rules to their investment in our ordinary shares.

Risks Related to Operations in Israel

Political, economic and military instability in the Middle East or Israel may harm our business.

We are incorporated under Israeli law, and our principal offices and manufacturing and research and development facilities are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and security conditions in Israel and the surrounding region could directly affect our business and our operations and financial results could be adversely affected  in the event of any political, instability, terrorism, armed conflicts,  or other hostilities involving Israel should occur in the Middle East.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility and violence, varying in degree and intensity, has existed between Israel and certain other countries or militant groups in the region as well as, since late 2000, between Israel and the Palestinians. These conflicts have strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Israel faces threats, including cyber threats, from more distant neighbors, such as Iran (which has previously threatened to attack Israel and is believed to have a presence in Syria as well as influence over Hamas in Gaza and Hezbollah, a militia and political group operating in Lebanon). This situation may potentially escalate in the future and this instability in the region may affect the global economy and marketplace. There can be no assurance that the political and security situation will not have any material impact on our business in the future.

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

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, such as damages to our facilities resulting in the disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or will be adequate in the event we submit a claim. We could be adversely affected by any major hostilities, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel, or a significant increase in the rate of inflation.

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

Furthermore, the Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, certain leading international financial institutions, including investment banks, investors and key economists, have indicated several causes for concern, including that such proposed changes, if adopted, may cause a downgrade to Israel’s sovereign credit rating and Israel’s international standing, which would adversely affect the macroeconomic condition in which we operate, and also potentially deter foreign investment into Israel or Israeli companies, which may, among other things, hinder our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

We have obtained benefits from the Israeli Innovation Authority that subject us to ongoing restrictions.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws as well as a monetary or compensatory judgment in a non-civil matter, only if the following key conditions are met:

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

The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. For example, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4.	INFORMATION ON THE COMPANY

A.           History and Development of the Company

Corporate History and Details

Radware Ltd. was organized in May 1996 as a corporation under the laws of the State of Israel and commenced operations in 1997. Our principal executive offices are located at 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel and our telephone number is 972-3-766-8666. Our website address is www.radware.com (information contained on our website is not incorporated herein by reference and shall not constitute part of this annual report). In addition, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC: http://www.sec.gov.

As of September 1, 1998, we established Radware Inc., our wholly owned subsidiary in the United States (Radware US), which conducts the sales and marketing of our products and services in the Americas and is our authorized representative and agent in the United States. The principal offices of Radware US are located at 575 Corporate Dr., Lobby 2, Mahwah, New Jersey 07430 and its telephone number is 201-512-9771. We also have several other wholly owned subsidiaries worldwide handling primarily local support and promotion activities.

In September 1999, we conducted the initial public offering of our ordinary shares that commenced trading on the Nasdaq.

In the past decade we have made several acquisitions, including, most recently (February 2022), the acquisition of the technology and operations of DC Security Ltd. (previously known as SecurityDAM Ltd. (SecurityDAM)), a related party and a cloud DDoS network operator that supplied us with scrubbing center services used for the provision of our cloud DDoS Protection Service.

Recent Major Business Developments

In February 2022, we announced a strategic initiative to accelerate the growth of our cloud security business, which entails, among other things, the acquisition of the technology and operations of SecurityDAM, growing our innovation center in India, and expanding our cloud service capacity and delivery network. For additional details, see also Item 7.B “Related Party Transactions.”

In May 2022, we announced the launch of SkyHawk (CNP) Security Ltd., or SkyHawk Security, a spinoff of our Cloud Native Protector business with a strategic external investment of an affiliate of Tiger Global Management.

For recent major product activities, see Item 4.B “Business Overview—Our Solutions” under the captions “Recent Solution Offering Activities” and “Recent Technology Partnerships Activity.”

For a discussion of our capital expenditures and divestitures, see Item 5.B “Liquidity and Capital Resources - Principal Capital Expenditures and Divestitures.”

B.           Business Overview

Overview

We are a provider of cyber security and application delivery solutions for cloud, on-premise, and software defined data centers (SDDC). Our solutions secure the digital experience by providing infrastructure, application, and network protection and availability services to enterprises globally. Our solutions are deployed by, among others, enterprises, carriers and cloud service providers.

Our solutions are offered in two main categories:

•	Products – We offer a range of cloud-based subscriptions, on-premise products, software products and product subscriptions (or a combination of these) to our customers.

•	Services – We offer technical support, professional services, managed services and training and certification to our customers.

The sections below provide an overview of our key solutions and services according to the above GTM targets.

Our Products

Our cloud-based subscription offering consists of the following key cloud-based subscriptions:

o
Cloud DDoS Protection Service. Our Cloud DDoS Protection Service provides a full range of enterprise-grade DDoS protection services in the cloud. Based on our DDoS protection technology, it aims to offer organizations wide security coverage, accurate detection and short time to protect from today’s dynamic and evolving DDoS attacks. We offer a multi-vector DDoS attack detection and mitigation service, handling network-layer attacks, server-based attacks and application-layer DDoS attacks.

Our Cloud DDoS Protection Service is offered in multiple deployment options to meet an organization’s specific needs:

◾
Always-On Cloud DDoS Protection Service. This service provides always-on protection where traffic is always routed through Radware’s cloud security scrubbing centers with no on-premise device required for detection and mitigation. This service is recommended for organizations that have applications hosted in the cloud or those that are not able to deploy an on-premise attack mitigation device in their data center.

◾
Always-On Hybrid Cloud DDoS Protection Service. This service integrates with our on-premise DDoS Protection device. The traffic is mitigated in the on-premise device and diverted through Radware’s cloud security scrubbing centers upon a large volumetric DDoS attack that aims to saturate the internet pipe. This service is recommended for organizations that place a high premium on the user experience and wish to avoid even the slightest possible downtime as a result of DDoS attacks.

◾
On-Demand Cloud DDoS Protection Service. This service protects against internet pipe saturation and is activated when the attack threatens to saturate the organization’s internet pipe. This service is recommended for organizations that are looking for the lowest cost solution and are less sensitive to real-time detection of DDoS attacks.

◾
On-Demand Cloud Hybrid DDoS Protection Service. The on-premise DefensePro device detects and mitigates all types of DDoS attacks in real-time, while volumetric DDoS attacks are diverted and mitigated in the cloud. This service is recommended for organizations that can deploy an on-premise device in their data centers.

o
Cloud WAF Service. Our Cloud WAF Service provides enterprise-grade, continuously adaptive web application and API protection. Based on our ICSA Labs certified web application firewall, it provides full coverage of OWASP Top-10 threats and automatically adapts protections to evolving threats and protected assets. Cloud WAF service includes built-in DDoS protection, integrated bot mitigation and application analytics to simplify security event management by taking massive amounts of alerts and consolidating them into a small, manageable set of user activities. With our SecurePath™ architecture, Cloud WAF Service can be easily deployed as an API-based, out-of-path service across any hybrid or cloud environment, securing applications with centralized visibility and management console.
Our Cloud WAF is available in two packages:

o
Enterprise Package: Includes a comprehensive web security coverage, including OWASP Top-10, advanced attacks and zero-day attack protection, that is fully managed and monitored 24x7 and designed to guarantee service availability at any given time with protection against today’s emerging web application and DDoS attacks.

o
Enterprise Premium Package: Includes all web security and managed services offered in the Enterprise package, in addition to a dedicated technical account manager and ERT expert as well as pre and post attack alerts and reports and ongoing updates from Radware’s security experts.

o
Bot Manager. Our Bot Manager provides comprehensive protection of web applications, mobile apps and APIs from automated threats like bots. Bot Manager provides precise bot management across all channels by combining behavioral modeling for granular intent analysis, collective bot intelligence and fingerprinting of browsers, devices and machines. It is designed to protect against all forms of account takeover (credential stuffing, brute force, etc.), denial of inventory, DDoS, ad and payment fraud and web scraping to help organizations safeguard and grow their online operations.

o
Cloud Native Protector (CNP) Service. The CNP service provides an agentless cloud-native security solution for applications, workloads and infrastructure hosted on AWS and Microsoft Azure. The CNP service offers multi-layered protection to reduce risk by continuously verifying compliance against multiple security standards, identifying publicly exposed assets, keeping track of asset inventory with prioritized cross-cloud visibility, fortifying the cloud threat surface with context-aware smart hardening, and providing advanced attack detection and remediation capabilities to stop data theft attempts.

o
Cloud Application Protection Services. Our Cloud Application Protection Services secures business applications through a single platform, including WAF, bot management, API protection and application DDoS protection. Our Cloud Application Protection Services offers the following application security capabilities:

◾
Protect Digital Assets and Data. Our Cloud Application Protection Services protects digital assets and customer data in multiple environments, such as on-premise, virtual clouds, private clouds, public clouds, hybrid environments, or Kubernetes.

◾
Protect Against OWASP Vulnerabilities. Our solution protects against various known attack vectors, including the OWASP Top 10 Web Application Security Risks, Top 10 API Security Vulnerabilities and Top 21 Automated Threats to Web Applications.

◾
Protect Against Zero-Day Attacks. Our positive security model assists in stopping unknown threats in their tracks. Our machine-learning analysis engine continuously studies application traffic and end-user behavior to build and enhances security policies that reduce exposure to zero-day attacks.

◾
Detect, Manage, and Mitigate Bots. Our solution detects and distinguishes between “good” bots and “bad” bots to protect websites, mobile apps and APIs against a wide range of application attacks such as account takeover credential, denial of inventory, ad and payment fraud, web scraping and more.

◾
Protect APIs. API attacks are a rapidly growing threat to business applications and customer data. Our solution combines behavioral analysis and policy automation to protect evolving API matrix from increasingly sophisticated API assaults.

◾
Mitigate Application-Level DDoS Assaults. Our DDoS protection technologies detect and mitigate HTTP-based DDoS assaults. Utilizing a patented keyless SSL protection technology, it keeps applications protected while maintaining user data confidentiality and compliance with privacy regulations.

Our physical and software products consist of the following key products:

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

o
Cyber Controller. Our Cyber Controller is a unified solution for management, configuration and attack lifecycle. The Cyber Controller provides enhanced security, increased visibility and an improved user experience via multiple security operation dashboards for a unified view into attack lifecycle and mitigation analysis for both inline and out-of-path DDoS deployments. Cyber Controller provides network analytics with comprehensive visibility of traffic statistics during peacetime and attack, simplified management and configuration with unified visibility and control.

o
Alteon® Application Delivery Controller (ADC). Alteon is our application delivery and security solution that manages application traffic across cloud and data center locations, optimizing availability and performance. It provides advanced, end-to-end local and global load balancing capabilities for web, cloud and mobile-based applications. Alteon integrates multiple application protection services to provide protection against an array of cyberthreats. Alteon’s analytics also provides insightful visibility so that IT managers can manage and guarantee application service level agreement (SLA) and stay ahead of cyberattacks.

We offer Alteon ADC in three different packages (available on each of its models and throughput levels) to address different deployment scenarios and needs:

•	Alteon Deliver Package. For applications that require high performance ADCs with advanced layer 4-7 ADC functionality.

•
Alteon Perform Package. For deployments requiring performance optimization, advanced application performance monitoring, global server load balancing, link load balancing and automated/optimized ADC service operation.

•
Alteon Secure Package. For applications that require our most advanced protections, including an embedded Web Application Firewall (WAF) module, authentication gateway, bot management, threat intelligence feeds (ERT Security Updates Service, ERT Active Attackers Feed and ERT Location-based Mitigation) and SSL processing from perimeter security devices (with its embedded SSL inspection module).

o
LinkProof NG. LinkProof® NG is a multi-homing and enterprise gateway solution that allows service level availability and continuous connectivity of enterprise and cloud-based applications. It is an application-aware multi-homing and link load balancing module that delivers 24/7 continuous connectivity and service level assurance, improved performance and cost-effective scalability of bandwidth for corporate and cloud-based applications.

Our product-based subscription offering consists of the following product-based subscriptions:

o
ERT Security Updates Subscription (SUS). Our Security Update Subscription is a security-advisory and managed monitoring and detection system dedicated to protecting network elements, hosts and applications against the latest security vulnerabilities and threats. The Security Update Subscription delivers periodic, emergency and custom attack signature updates to subscribers to protect against known attack patterns. The service is available for DefensePro and Alteon Integrated WAF.

o
ERT Active Attackers Feed. Our ERT Active Attackers Feed (EAAF) is a threat intelligence feed designed to protect against emerging DDoS threats, including those involving Internet of Things (IoT) botnets and new DNS attack vectors. The EAAF subscription enhances our attack mitigation solution by identifying and blocking IP addresses involved in major attacks in real time to offer preemptive protection from known attackers. This subscription is available for DefensePro, Alteon ADC and Cloud Application Protection Services.

o
ERT Protection Packages. Our ERT Protection packages bundle our ERT services into two packages: ERT Silver Protection Package and ERT Gold Protection Package. ERT Silver Protection Package consolidates ERT Security Update Subscription, ERT Active Attackers Feed, and Location-based Mitigation. ERT Gold Protection Package includes ERT under Attack Service on top of the ERT Silver Package.

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

o
Location-based Mitigation. Our location-based mitigation solution is a subscription offering that enables network traffic filtering by countries and regions based on the geolocation mapping of IP subnets. The subscription also supports per-policy block and allow lists, making it a beneficial solution for carriers and service providers that wish to protect multitenant networks. The subscription helps organizations comply with global and industry regulation requirements such as the Office of Foreign Assets Control and others. This subscription is available for DefensePro and Alteon ADC.

Customer Services

We offer technical support, professional services, managed services and training and certification to our customers. Our key customer services consist of the following:

o	Certainty Support Program. We offer technical support for all our products through our Certainty Support Program. Certainty support levels include:

o
Basic. This level provides business day access, including weekends from 9 a.m. to 5 p.m. (local time) to technical support center services, and technical documentation, either via the Web, e-mail or direct phone support during working days. New software releases are available for units covered under the certainty support program.

o	Standard. This level increases access to the technical support center 24/7/365 and adds next business day replacement of failed hardware and waives customer shipping costs.

o	Advanced. This level increases the certainty support level standard to four hours' replacement of failed hardware advanced replacement.

o
Professional Services. Our professional services group is staffed by a global team of experts possessing extensive knowledge and experience in security and application delivery both in data centers and the cloud. The group offers a full range of services to design, implement, automate and optimize our customer solutions. We offer the following key professional services:

o
Design and Planning. This service plans and designs applications for future growth with Radware engineers. The service starts with a review of business goals, network optimization assessment and an overview of application architecture and security requirements to help create a comprehensive deployment plan that is tailored to organizational IT requirements.

o
Application and Security Optimization Services. This service analyzes and reviews the current implementation and design and provides recommendations to help optimize the system and achieve business goals.

o
Resident Engineer. Our Resident Engineer service is a proactive on-site engineer who performs operations, design and automation activities. From initial deployment to ongoing management and day-to-day operation, our Resident Engineer service decreases the time demands on our customers’ staff, allowing them to focus on their core business.

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

o
ERT Managed Security Service. Our ERT offers a fully managed application- and network-security service. The service covers a broad range of attack types from different forms of DDoS to a variety of application attacks against our customers’ servers or data centers. It includes immediate response, onboarding, consulting, remote management and reporting.

o
ERT Under-Attack Service. The ERT under-attack service offers 24x7 access to a security expert within 10 minutes. The ERT engineer will take the lead, fight off attacks and provide postmortem analysis of security events. The ERT under-attack service lets organizations know there is someone to rely on, guaranteeing support throughout the attack life cycle from the moment it begins. The ERT experts are available 24x7 and assist large enterprises worldwide with complex multi-vector attacks against their networks, data centers and application services.

Recent Solution Offering Activities

During 2022, we announced a strategic initiative that focuses on cloud and application security. This initiative consists of the following:

•	In response to the ever-increasing volume of attacks and strong business demand, we have continued to expand our Cloud Security Services network:

o
We have acquired the assets and operation of SecurityDAM, our DDoS scrubbing centers provider, including its scrubbing centers infrastructure, India innovation center, cloud services division and technology, operations, and headcount.

•
We have expanded our Cloud Security Service capacity to mitigate DDoS attacks of up to 12Tbps. We have announced the opening of additional Cloud Security centers in Milan, Italy, Dubai, UAE, Taipei, Taiwan and Santiago, Chile.  We have continued our investment to extend our Application Security services portfolio to enhance protection against emerging attacks and adapt our solutions to multi-cloud and hybrid-cloud environments:

o
We have introduced SecurePath™, a new cloud-based application security architecture for our Cloud Application Protection Services. The SecurePath architecture helps organizations protect applications deployed in multi- and hybrid-cloud environments. Built with a dual deployment model that departs from traditional industry paradigms, SecurePath addresses the need for security that delivers full application visibility and centralized security management regardless of where applications are deployed.

o
We extended our cloud application security offering, adding fully automated API Discovery capabilities. These capabilities, combined with newly automated security policy optimization, are part of our integrated Cloud Application Protection Services, which includes WAF, Bot Management, API security, and DDoS protection.

o
We have added an automated security policy refinement capability to our Cloud Application Protection Services. A primary challenge of application protection is keeping pace with application development and new threats while maintaining accurate security policies with minimal false-positives. The automated policy refinement capability continuously reviews log files in predefined intervals, identifies anomalies with a high level of accuracy and automatically suggests policy refinements for the ERT team to examine and prioritize, and for customers to review and approve. The result is a more accurate, tighter protection with fewer false positives.

o
We have added to our cloud security services (Cloud DDoS protection and Cloud Application Protection Services) protection against Application DDoS flood attacks. HTTP and HTTPS attacks have become prevalent, and attackers use sophisticated dynamic techniques to bypass standard detection methods. The new capability detects and mitigates a variety of application attacks, including HTTP DDoS Tsunamis, HTTP bombs, low-and-slow assaults, Brute Force attacks, as well as new, unknown and zero-day attacks.

o
We have enhanced our Bot Manager with a new set of crypto mitigation algorithms. Based on blockchain methodologies, the algorithms help close security gaps that let sophisticated bots evade traditional CAPTCHA solutions to harm a website or application. At the same time, they enable genuine website visitors to enjoy a CAPTCHA-free user experience.

•
We have added to our Cloud DDoS Protection service a new module of Cloud Network Analytics. The Network Analytics service provides users with detailed, granular insight into network traffic, network services in use, and much more. The Network Analytics service allows administrators to eliminate errors when planning network deployments and stay ahead of DDoS threats via early detection of network abuse and intrusion.

•
We have announced a new terabit DDoS mitigation platform, DefensePro® 800. The new evolution in our DefensePro product series offers Tier-1 service providers and large enterprises the complete set of protection capabilities and performance needed to meet new network requirements related to 5G, edge computing, and network virtualization, as well as the significant increase in bandwidth demand. DefensePro 800 is equipped with 400G interfaces and delivers an attack prevention rate up to 1.2 billion packets per second (PPS) and a mitigation capacity up to 800 gigabits per second (Gbps).

•
We have announced the spinoff of our Cloud Native Protector (CNP) business to form SkyHawk Security. With this spinoff, we are creating a company focused solely on the CNP market.  This will enable us to add more R&D, sales, and marketing personnel to cover the market opportunity faster and in a more dedicated fashion. Forming a new company allows us to invest more in the business while at the same time not to limit Radware’s investments in our critical areas of Application Protection, DDoS Protection and Application Delivery. This spinoff does not change our sales go-to-market strategy and approach.  Radware will continue to sell CNP as part of our portfolio, and our support and services for existing customers will remain the same.

We continued to add capabilities to our Alteon ADC including:

•
ADC automation in private cloud environment: To enable simplified management of application delivery services, we have integrated Alteon with orchestration systems such as VMware, vRealize Orchestrator and OpenStack, as well as automation tools such as Ansible and REST API. This allows IT administrators and DevOps teams to automate all ADC solution lifecycle tasks, including spinning up Alteon VA instances (Day 0), L2-L3 instance configuration (Day 1), application delivery service deployment (Day 2) and maintenance (Day 3).

•
Alteon integration with our Cloud WAF solution: As part of our SecurePath architecture, customers can protect on-premise applications through our Cloud WAF, without the hassle of diverting traffic, sharing SSL keys or adding latency, while providing application protection consistency in multi- and hybrid-cloud environments.

Recent Technology Partnerships Activities

During 2022, our key activities regarding our offerings through technology partners and solution providers consisted of the following:

•
We continued our investment in the OEM agreement with Israeli-based Check Point Software Technologies Ltd. (Check Point) by adding API protection to the Check Point offering. Check Point now offers their customers a full suite of managed cloud security- as-a-service, including WAF, API protection, Bot Manager and DDoS Protection.

•
We announced our entry into a multi-year agreement to expand our partnership with Presidio, Inc. (Presidio), a global digital services and solutions provider that accelerates business transformation through security technology modernization. To protect its customers’ on-premise, cloud, and hybrid environments, Presidio is adding Radware’s Cloud Application Protection Services and DDoS protection solutions, and Cloud Native Protector to its cyber security suite.

Our Competitive Strengths

Our solutions incorporate proprietary and innovative cyber security and application delivery technologies that help our customers to secure the digital experience for users of business-critical applications. We believe our competitive strengths are based on several elements, including the following:

•
Innovation, Proprietary Technologies and Thought Leadership. We are offering innovative solutions in our domain. We were one of the first companies to offer hybrid attack mitigation solutions; behavioral DDoS attacks detection with automated real-time signature creation for attack mitigation; device fingerprinting technology implementation for Bot-based attacks detection; auto-policy generation for our WAF solution; protection against encrypted attacks without opening the sessions for DDoS protection; and artificial intelligence (AI) to detect attacks targeting workloads in public clouds. We believe this has given us significant expertise, know-how and leadership in the market for cyber-attack mitigation solutions, and we take part in many technology communities, standard organizations and open source projects. At the same time, we continue to invest in research and development of cyber security and application delivery technologies in order to introduce new and innovative solutions, which are supported and protected by multiple patents and proprietary rights.

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

•
Wide attacks coverage. Our solutions offer a wide coverage against attacks, including mitigation of all four generations of Bot attacks; negative and positive security models to defend against known (OWASP top-10) and zero-day web application attacks (standard solutions typically cover OWASP top-10 attacks only); and advanced DDoS attacks protection such as DNS flood attacks, burst floods, SSL flood attacks and IoT botnets.

•	Industry Awards. We gained multiple industry awards during 2022, including the following:

o	Quadrant Knowledge Solutions – 2022 DDoS Mitigation SPARK Matrix™, June 2022 -- Leader

o	Quadrant Knowledge Solutions – 2022 WAF SPARK Matrix™, December 2022 -- Leader

o	Quadrant Knowledge Solutions – 2022 Bot Management SPARK Matrix™, October 2022 -- Leader

o	Gartner Magic Quadrant for Web Application and API Protection (WAAP) – August 2022, Visionary

o	Gartner Critical Capabilities for Cloud Web Application and API Protection (WAAP) – September 2022, #2 in API & High Security

o	Forrester Research – The Forrester Wave™: Cloud Workload Security, Q1 2022 – March 2022, Contender

o	Kuppinger Cole Analysts – WAF Leadership Compass: July 2022, Overall Leader, Market Champion, Innovation Product, and Technology Leader

o	GigaOm Research – GigaOm Radar for Application and API Protection: March 2022, Leader and Outperformer

o	Aite-Novarica Group – Aite Matrix™ Leading Bot Detection and Management Providers, August 2022, Best-In-Class

We are not responsible for any of these awards or the entities or publications that award them.

Our Growth Strategy

Our growth strategy is based on several key elements:

•
Focus on cloud and application security. We aim to offer superior and innovative cyber security solutions and cloud-based solutions and expand our portfolio in these two dimensions. We also invest in go-to-market efforts related to cloud security services and public cloud solutions.

•	Invest in data center solutions. We continue to develop and sell holistic cyber security and application delivery solutions for physical, cloud and hybrid data centers and cloud applications.

•
Increase our market footprint. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners, such as Cisco, Check Point and Nokia, which provide critical access to certain large customers allowing us to sell our solutions. We intend to further increase our market footprint through collaboration with leading partners.

•
Expand our footprint in the medium sized enterprise market. The needs of the mid-market enterprises regarding the management of cyber security risks are substantially similar to the needs of the large enterprise market, but their capacity and access to skilled talent are more limited. We believe that our fully managed cloud security services can be a great fit for this market, and we intend to further expand our market footprint in this segment.

•
Pursue acquisitions and investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products and/or businesses that enable us to enhance and increase our technological capabilities and expand our product and service offerings.

Sales and Marketing

Sales.  We market and sell our products and services primarily through indirect sales channels that consist of distributors and resellers located in North, Central and South America, Europe, Africa, Asia and Australia. In addition, we generate direct sales to selected customers mainly in the United States. Our direct sales channels are supported by our sales and marketing managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. We have subsidiaries and representative offices and branches in multiple countries to cover the above mentioned regions (see Item 4.C “Organizational Structure”), to promote and market our products and services and provide customer support in their respective regions.

Marketing.  Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality cyber security and application delivery solutions to help drive demand for our products and services.  We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales and leverage sophisticated digital platforms and activity to scale our presence globally. Our marketing initiatives are principally directed at developing brand awareness, optimizing our digital presence, searchability and awareness, generating qualified leads and providing sales and marketing tools to our distributors/resellers to promote sales. We participate in major trade shows and virtual events, regionally based events/seminars and offer support to our distributors and resellers who participate in these events. We also participate in our partners’ events, such as Cisco Live and Checkpoint Experience, to promote our solutions within their audiences. Additionally, we focus on our customer base to deliver an integrated Customer 360 experience including regular communications, facilitating support and training needs, maximizing customer lifetime value and developing customer advocacy. We also invest in online and search engine advertising campaigns, public relations and regionalized field marketing campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, OEMs, VARs, GSIs and other companies that have formed strategic alliances with us.

Customers and End-Users

With the exception of our limited direct sales to selected customers, we sell our products and services through distributors or resellers who then sell our products and services to end-users.

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

In 2022, approximately 42% of our revenues were in the North, Central and South America (principally in the United States), 36% were in Europe, Middle East and Africa (EMEA) and 22% in Asia-Pacific, compared to 45%, 34% and 21%, respectively, in 2021, and 46%, 31% and 23%, respectively, in 2020. Other than the United States, which accounted for 32% of our total revenues in 2022, no other single country accounted for more than 10% of our revenues for 2022, 2021 and 2020.

In 2022, approximately 59% of our revenues derived from product sales and 41% derived from service sales, compared to 59% and 41%, respectively, in 2021 and 53% and 47%, respectively, in 2020.

In 2022, approximately 74% of our revenues derived from the enterprise market and 26% derived from the carrier market, compared to approximately 73% and 27%, respectively, in 2021 and 71% and 29%, respectively, in 2020.

As of December 31, 2022, 2021 and 2020, no single customer accounted for more than 10% of our revenues.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see Item 5.A – “Operating Results.”

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

Customer Support Services

Our technical support team, which consisted of 364 employees worldwide as of December 31, 2022, supports our sales force during the sales process, assists our customers, resellers and distributors with the initial installation, set-up and ongoing support of our products, and trains them on how to best use our solutions. The technical support team also assists with service onboarding processes and provides training to end-users of our services. In addition, our technical team trains and certifies our distributors and resellers to provide limited technical support in each of the geographical areas in which our products are sold and is directly responsible for remote support. Our Certainty Support Program offerings allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third-party contractors.

Research and Development

We invest in research and development to expand and enhance the features of our existing solutions, to develop new solutions and features and to improve our existing technologies and features. We believe that our future success is dependent upon our ability to maintain our technological expertise, enhance our existing solutions and introduce, on a timely basis, new commercially viable solutions that will address the needs of our customers. Accordingly, we intend to continue devoting a significant portion of our personnel and financial resources to research and development. In order to identify market needs and to define appropriate product specifications, as part of the product development process we seek to maintain close relationships with current and potential distributors, customers and vendors in related industry sectors.

As of December 31, 2022, our research and development staff consisted of 419 employees and 75 subcontractors. Research and development activities take place mainly at our facilities in Israel; Bangalore, India; Vancouver, Canada; and North Carolina, United States. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Application Security, Infrastructure Security, Application Delivery, Management and Control, Cloud Services and Chief Technology Officer groups. Within those groups the organization is divided according to our existing product solutions.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms that are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to either the Chief Operating Officer or the Chief Technology Officer.

See also below under "Government Regulations – Israeli Innovation Authority.”

Manufacturing and Suppliers

Our quality assurance testing, final integration, packaging and shipping operations as well as part of our final assembly activities are primarily performed at our facility in Jerusalem, Israel. All our products are Underwriters Laboratories (UL) and ISO 9001:2008 compliant and some of them have also achieved industry certifications.

We rely to a large extent on third-party manufacturing vendors to provide our finished products. In this respect, these vendors primarily provide us with manufacturing assembly services in order to deliver the finished goods while we perform the final integration of the products. All components and subassemblies included in our products are supplied to the manufacturing vendors by several suppliers and subcontractors. Each of the manufacturing vendors monitors each stage of the components production process, including the selection of components and subassembly suppliers. Thereafter, each of the manufacturing vendors makes the final assembly in their own facility. Our primary manufacturing vendors are ISO 9001 certified, indicating that each of their manufacturing processes adheres to established quality standards.

We primarily rely on two ODMs to manufacture and to supply our hardware platforms, whereby, in 2022, approximately 62% of our direct product costs were from one of these vendors and 17% were from the other vendor.

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

We have registered trademarks for, among others, Radware®, Radware Logo:

®, OnDemand Switch®, Alteon®, APSolute®, LinkProof®, DefensePro®, CID®, SIPDirector®, AppDirector®, AppXcel®, AppXML®, AppWall®, APSolute Insite®, StringMatch Engine®, Web Server Director®, APSolute Vision®, vDirect®, Alteon VA®, AppShape®, FastView®, DefenseFlow®, Virtual DefensePro®; VADI® (Virtual Application Delivery Infrastructure),  ShieldSquare® and the ShieldSquare Logo: ®, and we have non-registered trademarks for, among others, ADC-VX™, Inflight™, CyberStack™ and SecurePath™.  We own registered U.S. copyrights in all of our primary software product lines.

We have registered patents in the United States, Canada and other jurisdictions for, among others, our triangle redirection method used for the global load balancing in our AppDirector product; our mechanism for efficient management and optimization of multiple links used in our LinkProof product; our method for load balancing by global proximity used in our AppDirector product; our method for controlling traffic on links between autonomous Border Gateway Protocol (BGP) systems; the stateful distribution of copied SSL traffic; the transparent inspection of encrypted client traffic; the activation of multiple virtual services on a switching platform; the behavioral analysis and detection of zero-day and DDoS network attack patterns; a new method based on Quantiles for network edge DDoS and network anomalies protection in our DefensePro product; our new paraphrase-based algorithm for hypertext transfer protocol (HTTP) and keyless HTTPS attack mitigation behavioral mechanisms in our DefensePro; our domain name service floods behavioral protection; our web and API application protection, including our Bot Manager augmented by the new block-chain based methods for addressing  automated threats (for public-facing services) and advanced threats (for private or authenticated services); new AI/ML methods to address and automate analysis of our CWAF customer’s applications for proactive false-positive and false-negative service tuning, a geographically based traffic distribution; a generic proximity based site selection for global load balancing; an internal hardware connectivity plane architecture; a specific proximity based site selection for global load balancing of HTTP transactions implemented in our Alteon products; and additional patents in the software-defined networking (SDN) field, around a new concept of cyber control and automation for our DefenseFlow product.

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

Competition

The cyber security and application delivery market is highly fragmented and competitive, and we expect competition to intensify in the future.

Our principal competitors are:

•	DDoS Mitigation: Akamai Technologies, Inc., or Akamai, Imperva Inc., or Imperva, Netscout Systems, Inc., and Cloudflare, Inc.

•	Web Application Firewalls and Bot Management: Akamai, Imperva, Cloudflare, Inc., F5 Networks, Inc., or F5, and AWS

•	Application Delivery: F5, A10 Networks, Inc. and Citrix Systems, Inc.

We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may also form consolidation and alliances with or acquire competing providers of application delivery or application and network security solutions and emerge as significant competitors.

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

An increase in competition may lower prices and reduce demand and margins as well as increase costs associated with sales and marketing to maintain or increase market share; which, in turn, may impair our ability to increase profitability. Furthermore, the dynamic market environment, as illustrated by the above acquisitions, poses a challenge in predicting market trends and expected growth. We believe that our products and services have several competitive advantages in performance and accuracy and that our future success will depend primarily on our continued ability to provide more technologically advanced and cost-effective application delivery and cyber security solutions, and more responsive customer service and support, than our competitors.  However, we cannot assure you that all products and services we offer in our portfolio will compete successfully with similar competitor solutions. See also above under “Business Overview”.

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

Under the Innovation Law, research and development programs that meet specified criteria and are approved by the Research Committee of the IIA are eligible for grants usually of up to 55% of certain approved expenditures of such programs, as determined by said committee.

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

In 2022, 2021 and 2020 we were qualified to participate in projects funded by the IIA to develop generic technology relevant to the development of our products. We were eligible to receive grants constituting between 30% and 55% of certain research and development expenses relating to these projects. The grants under these projects are not required to be repaid by way of royalties. Research and development grants deducted from research and development expenses, net amounted to $1.3 million, $1.0 million and $0.9 million for the years ended December 31, 2022, 2021 and 2020, respectively.

In addition, one of our Israeli subsidiaries received royalty-bearing grants from the IIA for an approved research and development project. The grants under this project are required to be repaid based on revenues from the sale of products incorporating know-how developed, in whole or in part with the grants. These grants amounted to $0.3 million for the year ended December 31, 2022.

Environmental, Social and Governance Matters

At Radware, we aim to help customers protect their critical applications and secure their digital experiences. As we pursue this goal, we recognize our responsibility to promote socially and environmentally responsible economic growth through our business practices. In order to promote this corporate responsibility and sustainability approach, we have implemented, and will continue to implement, various Environmental, Social and Governance (ESG) principles and activities into our daily business practices, including, but not limited to, those summarized below.

Most recently, in December 2021, we have also released our inaugural ESG Report available at www.radware.com/corporategovernance (information contained on our website, including in our ESG report, is not incorporated herein by reference and shall not constitute part of this annual report) to expand our ESG-related disclosures regarding what we have accomplished thus far on this front and what we strive to achieve.

Environmental

We aim to build a more sustainable world through the products, services and solutions we offer and the way we operate. This means, among other things, that we aim to operate our business in a manner which meets or exceeds all environmental laws and compliance guidelines and strive to improve our environmental performance across our entire supply chain.

While we continue to develop a program that recognizes our environmental impact, we have already implemented various activities to measure and foster our environmental focus, including the following highlights:

•	We have implemented key performance indicators (KPIs), which set quantitative reduction goals for the use of water, power and paper;

•
We work with our suppliers to maintain compliance with various environmental laws and guidelines, such as RoHS and WEEE in the EU, and adopted our Conflict Minerals Policy available at www.radware.com/corporategovernance/conflictminerals (information contained on our website, including in our Conflict Minerals Policy, is not incorporated herein by reference and shall not constitute part of this annual report) which outlines our practices and procedures with respect to responsible sourcing of minerals from conflict-affected and high-risk areas; and

•
Our corporate headquarters in Tel Aviv, Israel, as well as our training rooms in Tel Aviv are designed in the “TED” style to serve as multifunctional work spaces while the operations room utilizes NVX video technology in order to minimize the amount of copper wiring required to function and travel. At our headquarters, we offer EV charging stations to our employees and visitors, and where applicable according to local requirements, we offer recycling and properly dispose of e-waste.

Social

We believe that the foundation of our success lies in our diverse, engaged and motivated workforce, and we continuously advocate for our team by creating a work environment in which our employees can thrive in the spirit of productivity and development. This means, among other things, that we aim to operate our business in a manner which promotes a work environment that is free of discrimination and harassment and otherwise attends to our employees’ wellbeing.

While we continue to develop a program that recognizes our social impact, we have already implemented various activities to measure and foster our focus on social impact, including the following highlights:

•	We are an equal-opportunity employer and make employment decisions based on a person’s qualifications and our business needs. This is demonstrated by our Human Rights and Labor Standards Policy;

•
Our corporate policy maintains zero tolerance for harassment, sexual harassment and discrimination, and it imposes significant consequences for behavior deemed to create a hostile work environment. This is demonstrated by our Code of Conduct and Ethics as well as our Human Rights and Labor Standards Policy;

•
We offer what we believe is an attractive mix of compensation and benefit plans to support our employees and their families’ physical, mental, and financial well-being. This includes allowing the majority of our employees to have a direct ownership interest in Radware by participating in our equity-based incentive plans; and

•
We are focused on maintaining a healthy, safe, and secure work environment that protects our employees and the public from harm. This is demonstrated by the measures we implemented in order to overcome the challenges presented by the COVID-19 pandemic. We implemented hybrid work model whereby we enable our employees to work partly from remote and partly from the office. We believe that this flexibility drives increased job satisfaction while addressing the major challenges of remote work, such as isolation and lack of community.

Governance

As part of our sustainable and other ESG operations policies, we aim to conduct our corporate governance and build corporate behavior mechanisms to align with the interest of all our stakeholders. This means, among other things, that we developed and strive to maintain a strong set of corporate values that will inspire ethical behavior across all decision-making processes, and a management and control system so that ethics and security issues are given their due weight.

While we continue to develop a program that recognizes our corporate governance and ethical conduct, we have already implemented various activities to measure and foster this focus, including the following highlights:

•
Corporate Governance and Board Practices: Our corporate governance policies and practices are designed to foster effective board oversight in service of the long-term interests of our shareholders. Our Board of Directors consists of eight (8) members, of whom six (6) qualify as “independent directors” under the Nasdaq rules and one (1) is a woman. The Audit and Compensation Committees of our Board of Directors, which are charged with significant functions in our risk oversight and compensation philosophy, respectively, both currently consist of four (4) members, all of whom qualify as “independent directors” under the Nasdaq rules. For further details on our corporate governance as well as our Board of Directors and its committees’ roles and practices, see Items 6.C “Board Practices” and 16.G “Corporate Governance”.

•
Ethical Business Conduct: All our directors, officers, consultants, service providers and employees are expected to conduct themselves in accordance with our Code of Conduct and Ethics available at http://www.radware.com/corporategovernance/ (information contained on our website, including in our Code of Conduct and Ethics, is not incorporated herein by reference and shall not constitute part of this annual report). Our Code of Conduct and Ethics is intended to promote various elements of ethical business conduct, such as compliance with laws; avoiding conflict of interests and personal exploitation of corporate opportunities; fair dealing; confidentiality of information; and other policies and guidelines in connection with insider trading and anti-corruption laws and policies.

C.          Organizational Structure

We have a wholly owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products and services in the United States. We also have subsidiaries in other countries, most of which typically conduct sales and marketing of our products and services in their respective locations. Our subsidiaries include (unless otherwise indicated, all subsidiaries are wholly owned):

Name of Subsidiary	Place of Incorporation
Radware Inc.	New Jersey, United States
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Kaalbi Technologies Limited Ltd.	India
Radware (India) Cyber Security Solutions Private Limited	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*	Israel
Radware Canada Holdings Inc.	Canada
Radware Iberia, S.L.U.	Spain
Edgehawk Security Ltd.	Israel
SkyHawk (CNP) Security Ltd.**	Israel
CSR Cloud Security Ltd.	Israel

* We own approximately 91.0% of this subsidiary, which ceased its activities in 2017.

** We own approximately 76.2% of this subsidiary.

Yehuda Zisapel, one of our co-founders and shareholders, is the Chairman of our Board of Directors and the father of Roy Zisapel, our President, Chief Executive Officer and director.  Either Yehuda Zisapel, his brother, Zohar Zisapel, and Nava Zisapel (or all of them together) are founders, directors and/or shareholders of several other companies which, together with our Company and our subsidiaries listed above, are known as the RAD-Bynet Group. These companies include, among others:

AB-NET Communications Ltd.
Binat Business Ltd.
BYNET Data
Communications Ltd.*
CloudRide Ltd.*
BYNET Electronics Ltd.*
BYNET SEMECH (outsourcing) Ltd.*
Bynet Software Systems Ltd.
Bynet System Applications Ltd.*

Ceragon Networks Ltd.
Internet Binat Ltd.*
Nuance Hearing Ltd.
Packetlight Networks Ltd.
RAD-Bynet Properties and Services (1981) Ltd.*
Radbit Computers, Inc.
RADCOM Ltd.
RAD Data Communications Ltd.*
Radiflow Ltd.

RADWIN Ltd. DC Protection Ltd. (previously known as SecurityDAM Ltd.)
*Denotes a RAD-Bynet Group company with which we currently transact business

The RAD-Bynet Group also includes several other holdings, real estate companies, biotech and pharmaceutical companies and the above list does not constitute a complete list of all entities within the RAD-Bynet Group or of all the holdings of Messrs. Yehuda and Zohar Zisapel and Ms. Nava Zisapel.

Members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products and services. See also Item 7.B “Related Party Transactions.”

D.           Property, Plants and Equipment

General. We operate from leased premises mainly in Tel Aviv and Jerusalem in Israel and New Jersey in the United States. We also lease premises in several locations in Europe, South America and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $6.9 million in 2022.

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

In addition, we lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Yehuda and Nava Zisapel. The lease expires in July 2025. We also lease approximately 15,000 square feet for manufacturing facilities in Jerusalem, Israel, from an affiliated company owned by Yehuda, Nava and Zohar Zisapel. The lease expires in August 2028. For more information, see Item 7.B “Related Party Transactions.”

Other locations. In the United States, we lease approximately 16,900 square feet of property in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space from a company controlled by Yehuda, Nava and Zohar Zisapel. The lease expires in December 2025. For more information, see Item 7.B “Related Party Transactions.”

We lease approximately 3,850 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in March 2026.

We also lease facilities for the operation of our subsidiaries and representative offices in several locations in Europe, South America and Asia-Pacific, all from unrelated third parties.

ITEM 4A.            UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Our discussion and analysis of our financial condition and results of operation are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP.  Our operating and financial review and prospects should be read in conjunction with our financial statements, accompanying notes thereto and other financial information appearing elsewhere in this annual report.

A.          Operating Results

Overview

We are a provider of cyber security and application delivery solutions for physical, cloud, and software defined data centers (SDDC). Our solutions portfolio secures the digital experience by providing infrastructure, application, and network protection and availability services to enterprises globally. Our solutions are deployed by, among others, enterprises, carriers and cloud service providers worldwide.

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

Our revenues are derived from sales of our solutions:

•
We recognize physical and software product revenues when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied), which typically occurs at shipment, and we recognize revenues from product and cloud subscriptions, as part of the product revenues, ratably over the subscription period.

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

In the years ended December 31, 2022, 2021 and 2020, revenues derived from sales of the Company’s products and product subscriptions constituted approximately 59%, 59% and 53%, respectively, of our total revenues, with the remaining revenues being derived from services.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2022, 2021 and 2020, including the following tables, which present selected financial information in dollars and as a percentage of total revenues, are based upon our statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

The following table sets forth, for the periods indicated, certain financial data concerning our operating results:

	2022	2021	2020
	(US $ in thousands)
Revenues:	$172,161	$170,438	$132,934
Products	121,265	116,058	117,093
Services	293,426	286,496	250,027

Cost of revenues:	43,014	42,191	34,645
Products	10,870	10,255	10,439
Services	53,884	52,446	45,084

Gross profit	239,542	234,050	204,943
Operating expenses, net:

Research and development, net	86,562	74,098	66,836
Sales and marketing	126,533	119,842	113,015
General and administrative	29,786	21,885	18,924
Total operating expenses	242,881	215,825	198,775
Operating income (loss)	(3,339)	18,225	6,168
Financial income, net	8,052	4,407	7,796
Income before taxes on Income	4,713	22,632	13,964
Taxes on income	4,879	14,821	4,328
Net income (loss)	(166)	7,811	9,636

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of our total revenues:

	2022	2021	2020
Revenues:	59%	59%	53%
Products	41	41	47
Services	100	100	100

Cost of Revenues:
Products	15	15	14
Services	4	3	4
	19	18	18
Gross profit	81	82	82
Operating expenses, net:

Research and development, net	30	26	27
Sales and marketing	43	42	45
General and administrative	10	7	8
Total operating expenses	83	75	80
Operating income (loss)	(1)	6	2
Financial income, net	3	2	3
Income before taxes on income	2	8	6
Taxes on income	(2)	(5)	(2)
Net income (loss)	0%	3%	4%

Comparison of Years Ended December 31, 2022, 2021 and 2020

Revenues.

Our revenues are derived from sales of our solutions. Revenues from physical products and software-based products are recognized when control of the promised goods is transferred to the customer, either upon shipment or when the product is delivered, depending on the commercial terms of each transaction. Revenues from cloud subscriptions are recognized ratably over the subscription period. Revenues from post-contract customer support, which represent mainly help-desk support, unit repairs or replacements, professional services and ERT services are recognized ratably over the contract period. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Estimates – Revenue Recognition” below.

The following table provides a breakdown of our revenues by type of revenues both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

(US$ in thousands, except percentages)	2022		2021		2020		% Change 2022 vs. 2021	% Change 2021 vs. 2020
Products	172,161	59%	170,438	59%	132,934	53%	1%	28%
Services	121,265	41%	116,058	41%	117,093	47%	4%	(1)%
Total	293,426	100%	286,496	100%	250,027	100%	2%	15%

The following table shows a breakdown of our total revenues by geographical distribution both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

(US$ in thousands, except percentages)	2022		2021		2020		% Change 2022 vs. 2021	% Change 2021 vs. 2020
North, Central and South America (principally the United States)(*)	123,947	42%	128,770	45%	114,413	46%	(4)%	13%
EMEA (Europe, the Middle East and Africa)	104,219	36%	98,388	34%	78,362	31%	6%	26%
Asia-Pacific	65,260	22%	59,338	21%	57,252	23%	10%	4%
Total	293,426	100%	286,496	100%	250,027	100%	2%	15%

(*) For the years ended December 31, 2022, 2021 and 2020, our revenues from the United States were $94.0 million, $98.9 million and $93.7 million, respectively, representing 32%, 35% and 37% of total revenues for these years, respectively.

Revenues in 2022 were $293.4 million compared with revenues of $286.5 million in 2021, an increase of 2%. The increase in revenues was primarily due to an increase in both product subscriptions revenues and service subscriptions revenues as described in more detail below.

Revenues in 2021 were $286.5 million compared with revenues of $250.0 million in 2020, an increase of 15%. The increase in revenues was due to an increase in product revenue, in all geographic regions, primarily in EMEA as described below.

In 2022, our product revenues were $172.2 million, an increase of 1% compared to $170.4 million in 2021, reflecting an increase in product subscriptions, partially offset by a decrease in our hardware-based products. In 2021, our product revenues were $170.4 million, an increase of 28% compared to $132.9 million in 2020, reflecting an increase in cloud subscriptions, product subscriptions and in appliance products.

In 2022, our service revenues were $121.3 million, an increase of 4% compared to $116.1 million in 2021. The increase in service revenues is due to the increase in service subscriptions. In 2021, our service revenues were $116.1 million, compared to $117.1 million in 2020, the decrease in service revenues in 2021 was due to the decrease in maintenance revenues, partially offset by an increase in service subscriptions.

During 2022, our revenues from the enterprise market increased by 5% to $218 million from $208.2 million in 2021, whereas, in 2022, revenues from the carrier market decreased by 4% to $75.4 million from $78.3 million in 2021. During 2021, our revenues from the enterprise market increased by 18% to $208.2 million from $176.9 million in 2020, and revenues from the carrier market increased by 7% to $78.3 million from $73.1 million in 2020.

Our revenues in North, Central and South America decreased in 2022 by 4% compared to 2021. Revenues from the EMEA region increased in 2022 by 6% compared to 2021. Revenues in the Asia-Pacific region increased in 2022 by 10% compared to 2021. The growth in EMEA and Asia-Pacific is attributed mainly to our cloud and subscription business and to new logos we added to our cloud security offering; many of them are mid-sized enterprises. The decrease in revenues in North, Central and South America is attributed mainly to elongated sales cycles influenced by the macro-economic downturn.

Our revenues in North, Central and South America increased in 2021 by 13% compared to 2020. Revenues from the EMEA region increased in 2021 by 26% compared to 2020. Revenues in the Asia-Pacific region increased in 2021 by 4% compared to 2020. The growth in North, Central and South America and in EMEA is attributed to high demand for our cloud security solutions in those regions.

Other than the United States, no other single country accounted for more than 10% of our revenues for each of the years ended December 31, 2022, 2021 and 2020.

Cost of Revenues.

Cost of revenues refers to both products and services revenues and consists primarily of the cost of circuit boards and other components required for the assembly of our products, salaries and related personnel expenses for those engaged in the final assembly, and in providing support and maintenance service of our products, license and hosting fees paid to third parties, fees paid to managed security service providers (related parties), inventory write-offs, amortization of acquired technology and other overhead costs.

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures and as a percentage of the relative product and services revenues:

(US$ in thousands, except percentages)	2022		2021		2020
Cost of Products	43,014	25.0%	42,191	24.8%	34,645	26.1%
Cost of Services	10,870	9.0%	10,255	8.8%	10,439	8.9%
Total	53,884	18.4%	52,446	18.3%	45,084	18.0%

Cost of products as a percentage of product revenues in 2022 was 25.0%, compared to 24.8% in 2021. Cost of products in 2022 and 2021 included amortization of intangible assets in the amount of $3.7 million and $1.9 million, respectively. Our cost of products as a percentage of product revenues, excluding amortization of intangible assets, represented approximately 22.8% of product revenues in 2022, compared to 23.7% in 2021. Excluding amortization of intangible assets, the decrease in cost of products as a percentage of product revenues is mainly due to a different mix of sales of our products and product subscriptions, whereby there was an increase in product subscriptions and a decrease in hardware-based products.

Cost of services as a percentage of service revenues in 2022 was 9.0% compared to 8.8% in 2021.

Cost of products as a percentage of product revenues in 2021 was 24.8%, compared to 26.1% in 2020. Cost of products in 2021 and 2020 included amortization of intangible assets in the amount of $1.9 million for both 2021 and 2020. Our cost of products as a percentage of product revenues, excluding amortization of intangible assets, represented approximately 23.7% of product revenues in 2021, compared to 24.6% in 2020. The decrease in cost of products as a percentage of product revenues is mainly due to a different mix of sales of our products and product subscriptions.

Cost of services as a percentage of service revenues in 2021 was 8.8% compared to 8.9% in 2020.

Operating Expenses.

The following table sets forth a breakdown of our operating expenses for the periods indicated as well as the percentage change between such periods:

(US$ in thousands, except percentages)	2022	2021	2020	% Change 2022 vs. 2021	% Change 2021 vs. 2020
Research and development, net	$86,562	$74,098	$66,836	17%	11%
Selling and marketing	126,533	119,842	113,015	6%	6%
General and administrative	29,786	21,885	18,924	36%	16%
Total	$242,881	$215,825	$198,775	13%	9%

Our operating expenses increased by 13% in 2022 to $242.9 million from $215.8 million in 2021. The increase is primarily attributed to increased personnel costs and related expenses,  additional operating costs following the acquisition of SecurityDAM in February 2022, increased share-based compensation expenses, increased travel expenses and increased fees paid for hosting services and subcontractors.

Our operating expenses increased by 9% in 2021 to $215.8 million from $198.8 million in 2020. The increase is primarily attributed to increased personnel costs and related expenses, the impact of the weakening of the dollar mainly against the NIS and increased fees paid to subcontractors and consultants.

Research and Development Expenses, Net.

Research and development, or R&D, expenses, net consist primarily of salaries and related personnel expenses, costs of subcontractors and prototype expenses related to the design, development, quality assurance and enhancement of our solutions, and depreciation of equipment purchased for the development and testing processes. All R&D costs are expensed as incurred. We believe that continued investment in R&D is critical to attaining our strategic product objectives.

R&D expenses, net were $86.6 million in 2022, an increase of $12.5 million, or 17%, compared with R&D expenses, net of $74.1 million in 2021. This increase is primarily a result of: (1) $7.8 million due to an increase in personnel costs, including salary raises awarded and increases in average headcount compared to the previous year and additional personnel costs as part of the acquisition of SecurityDAM in February 2022, (2) $0.8 million related to additional rent and maintenance expenses due to SecurityDAM office spaces, (3) a $1.5 million increase in amounts paid to subcontractors, and (4) a $1.9 million increase in share-based compensation expenses (see also “Share-based compensation expenses” below). There was no significant impact due to the strengthening of the dollar against the NIS since the Company hedged most of its salary related expenses.

R&D expenses, net were $74.1 million in 2021, an increase of $7.3 million, or 11%, compared with R&D expenses, net of $66.8 million in 2020. This increase is primarily a result of: (1) $1.4 million due to an increase in personnel costs, including salary raises awarded and other salary-related expenses, partially offset by lower average headcount compared to the previous year, (2) a $3.4 million increase related to the impact of the weakening of the dollar mainly against the NIS, (3) a $1.3 million increase in amounts paid to subcontractors, and (4) a $1.0 million increase in share-based compensation expenses (see also “Share-based compensation expenses” below).

Sales and Marketing Expenses.

Sales and marketing expenses consist primarily of salaries, commissions and related personnel expenses for those engaged in the sales and marketing of our products and services, operational costs of our offices that are located outside Israel and are engaged in the promotion, marketing and support of our solutions, in addition to the related trade shows, advertising, promotions, website maintenance and public relations expenses, and amortization of intangible assets.

Sales and marketing expenses were $126.5 million in 2022, an increase of $6.7 million, or 6%, compared with sales and marketing expenses of $119.8 million in 2021. This increase is mainly related to (1) an increase of $2.3 million in marketing-related expenses, (2) $2.0 million related to an increase in travel expenses, and (3) a $2.4 million increase in share-based compensation expenses (see also “Share-based compensation expenses” below).

Sales and marketing expenses were $119.8 million in 2021, an increase of $6.8 million, or 6%, compared with sales and marketing expenses of $113.0 million in 2020. This increase is mainly related to (1) an increase of $3.9 million due to a headcount increase, as well as salary raises and other salary-related expenses such as sales incentive commissions, (2) an increase of $2.6 million related to the impact of the weakening of the dollar, mainly against the NIS, and (3) a $0.5 million increase in share-based compensation expenses (see also “Share-based compensation expenses” below).

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs and other general corporate expenses.

General and administrative expenses were $29.8 million in 2022, an increase of $7.9 million, or 36%, compared with general and administrative expenses of $21.9 million in 2021. The increase in general and administrative expenses in 2022 was primarily due to (1) a $5.3 million increase in share-based compensation expenses (see also “Share-based compensation expenses” below), (2) a $0.9 million increase related to personnel costs and related expenses, (3) a $1.0 million increase related to transaction costs as part of the acquisition of SecurityDAM in February 2022, and (4) a $0.8 million increase related to revaluation of contingent consideration recorded as part of the acquisition of SecurityDAM.

General and administrative expenses were $21.9 million in 2021, an increase of $3.0 million, or 16%, compared with general and administrative expenses of $18.9 million in 2020. The increase in general and administrative expenses in 2021 was primarily due to (1) an increase of $0.2 million related to personnel costs and related expenses, (2) an increase of $0.9 million related to the impact of the weakening of the USD against the NIS, (3) $0.7 million related to increased fees paid to outside consultants for tax, financial and legal services, and (4) $1.4 million related to an increase in insurance premiums, mainly due to directors and officers liability insurance. Such increase was partially offset by $0.5 million related to lower share-based compensation expenses (see also “Share-based compensation expenses” below).

For a discussion of the impact of foreign currency fluctuations on our business, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk.”

Share-based compensation expenses.

Our expenses also include the recognition of share-based compensation, which is allocated among cost of sales, research and development expenses, marketing and selling expenses and general and administrative expenses, based on the division in which the recipient of the option grant is employed.  The share-based compensation is amortized to operating expenses over the requisite service period of the individual options.

The following tables summarize the share options and restricted share units (RSUs) that were granted during the years 2022, 2021 and 2020, and their weighted average grant-date fair value:

Share options:

	2022	2021	2020
Grants	250,284	248,233	1,037,444
Weighted average grant-date fair value	6.77	6.87	4.74

RSUs:

	2022	2021	2020
Grants	1,947,499	1,143,097	995,419
Weighted average grant-date fair value	21.31	32.57	22.54

Share-based compensation expenses in 2022 totaled $27.4 million, an increase of $9.8 million, or 56%, compared with expenses of $17.6 million in 2021. The increase in our share-based compensation expenses in 2022 was primarily due to equity-based grants made to our CEO during 2022 and higher weighted average grant date fair value of RSUs granted towards the end of 2021, which resulted in recording higher expenses in 2022.

Share-based compensation expenses in 2021 totaled $17.6 million, an increase of $1.1 million, or 7%, compared with expenses of $16.5 million in 2020. The increase in our share-based compensation expenses in 2021 was primarily due to the significant increase in our weighted average grant date fair value of RSUs granted throughout 2021.

Financial Income, Net.

Financial income, net consists primarily of interest earned on short- and long-term bank deposits, amortization of premiums, accretion of discounts, interest and dividends earned on investments in marketable securities, gain from the sale of marketable securities and from income and expenses from the translation of monetary balance sheet items denominated in non-dollar currencies.

Financial income, net was $8.1 million in 2022, compared with $4.4 million in 2021. The net increase of $3.7 million was primarily due to a $3.1 million increase in foreign currency exchange gains, mainly due to revaluation of liabilities stated in NIS and $0.6 million increase in interest income and gains from our investments and bank deposits.

Financial income, net was $4.4 million in 2021, compared with $7.8 million in 2020. The net decrease of $3.4 million was primarily due to a $3.8 million decrease in interest from our investments, partially offset by a $0.5 million decrease in foreign currency exchange losses.

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2022, 2021 and 2020 tax years. We elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment, 1959 (the “Investments Law”) as of the 2014 tax year. The election is irrevocable. Under the Preferred Enterprise regime, a preferred income of an enterprise located in the center of Israel is subject to a tax rate of 16%. Pursuant to Amendment 73 to the Investments Law adopted in 2017, a company located in the center of Israel that meets the conditions for “Preferred Technological Enterprises” is subject to a tax rate of 12%. We believe we meet those conditions.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

Our effective tax rate in 2022 was 104% compared with an effective tax rate of 65% in 2021. The increase in the effective tax rate in 2022 as compared to 2021 was primarily due to an additional provision for unrecognized tax benefit and carryforward losses of which valuation allowance was recorded.

Our effective tax rate in 2021 was 65% compared with an effective tax rate of 31% in 2020. The increase in the effective tax rate in 2021 as compared to 2020 was primarily due to a settlement we reached with the Israeli Tax Authority during November 2021 in relation to our corporate tax returns for the years 2015-2018 and the release of Trapped Earnings as described in Item 10.E “Taxation—Israeli Tax Considerations.”

For additional disclosure and explanations regarding our income taxes, including the Preferred Technology Enterprise program, see Note 14 to our consolidated financial statements included elsewhere in this annual report and Item 10.E “Taxation—Israeli Tax Considerations.”

Impact of Currency Fluctuations and Inflation

Our financial results may be negatively impacted by foreign currency fluctuations and inflation. Information required by this section is set forth in Item 11 “Quantitative and Qualitative Disclosures about Market Risk” and in Item 3.D “Risk Factors—Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.”

Impact of Governmental Policies

For information on the impact of governmental policies on our operations, see Item 4.B “Business Overview—Government Regulations”,  Item 3.D “Risk Factors—Laws, regulations and industry standards affecting our business are evolving, and unfavorable changes could harm our business” and “Item 3.D “Risk Factors—Risks Related to Operations in Israel.”

Impact of Russia-Ukraine Conflict

Following Russia’s military conflict in Ukraine, the United States and other countries launched economic sanctions and severe export control restrictions against Russia and Belarus, and the United States and other countries could launch wider sanctions and export restrictions and take other actions should the conflict further escalate. For information on the possible impact of the Russia-Ukraine Conflict, see Item 3.D “Risk Factors—Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries.”

Impact of COVID-19

For information on the impact of the COVID-19 pandemic, see Item 3.D “Risk Factors – The COVID-19 pandemic has impacted and may continue to impact our business, operating results and financial condition” and Item 5.D “Trend Information—COVID-19 Update.”

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

The total Radware Ltd. shareholders' equity as a percentage of its total assets was 52% on December 31, 2022, compared with 58% on December 31, 2021 and 62% on December 31, 2020.

Cash and cash equivalents, short- and long-term bank deposits and short- and long-term marketable securities were $432.0 million on December 31, 2022, compared with $465.8 million and $448.8 million on December 31, 2021 and 2020, respectively.

Principal Capital Expenditures and Divestitures

Capital expenditures were $8.8 million, $5.6 million and $8.7 million for the years ended December 31, 2022, 2021 and 2020, respectively. These expenditures were mainly comprised of investments in cloud infrastructure, enterprise resource planning (ERP) modules, leasehold improvements, machinery and equipment, computers, lab equipment and testing tools.

We expect to engage in additional capital spending to support possible growth in our operations, infrastructure and personnel. In 2023, we anticipate that the majority of our capital expenditures will be primarily for additional infrastructure to support our cloud-based solutions and for R&D testing, lab equipment and additional investments in new modules for our ERP system.

We did not have any principal divestitures in the past three years.

Working Capital and Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands(:

	2022	2021	2020
Net cash provided by operating activities	$32,148	$71,774	$63,865
Net cash provided by (used in) investing activities	(56,018)	7,849	(14,368)
Net cash used in financing activities	(22,458)	(41,881)	(35,477)

Net cash provided by operating activities for 2022, 2021 and 2020 was $32.1 million, $71.8 million and $63.9 million, respectively. Our net income (loss) in 2022, 2021 and 2020 was $(0.2) million, $7.8 million and $9.6 million, respectively.

Net cash provided by operating activities was $32.1 million for the year ended December 31, 2022, compared to $71.8 million for the year ended December 31, 2021. The change resulted primarily from a decrease in our net income of $8.0 million, a decrease of $4.9 million in accrued interest on bank deposits, a decrease of $6.6 million in deferred revenues, a decrease of $2.2 million in inventories, a decrease of $1.9 million in operating lease liabilities, net, a decrease of $8.2 million in trade receivables, net, and a decrease in other payables of $26.3 million mainly related to $15.4 million cash paid during the first quarter of 2022 for a settlement we reached with the Israeli Tax Authority during November 2021. These decreases were partially offset by an increase of $1.5 million in depreciation and amortization, an increase of $9.8 million in share-based compensation, an increase of $4.3 million in other assets and prepaid expenses and a $1.7 million increase in trade payables.

Net cash provided by operating activities was $71.8 million for the year ended December 31, 2021, compared to $63.9 million for the year ended December 31, 2020. The change resulted primarily from an increase of $3.6 million in accrued interest on bank deposits, an increase of $3.3 million in deferred revenues, an increase of $2.4 million in inventories, an increase of $1.0 million in share-based compensation, an increase of $1.8 million in accrued interest on marketable securities, an increase of $1.0 million in other assets and prepaid expenses and an increase of $2.9 million in trade payables. These increases were partially offset by a decrease of $2.1 million in trade receivables, net, a decrease of $1.8 million in our net income, and a $3.8 million change in deferred income taxes, net.

Net cash used in investing activities was $56.0 million for the year ended December 31, 2022, a change of $63.9 million compared to net cash provided by investing activities of $7.8 million for the year ended December 31, 2021. The change was primarily due to a net decrease of $30.6 million in proceeds from short- and long-term deposits and marketable securities, a decrease of $30.0 million due to the acquisition payment of SecurityDAM and a decrease of $3.2 million in capital expenditures.

Net cash provided by investing activities was $7.8 million for the year ended December 31, 2021, a change of $22.2 million compared to net cash used in investing activities of $14.4 million for the year ended December 31, 2020. The change was primarily due to a net increase of $19.0 million in proceeds from short- and long-term deposits and marketable securities and an increase of $3.1 million due to lower capital expenditures.

Net cash used in financing activities was $22.5 million for the year ended December 31, 2022, a decrease of $19.4 million compared to net cash used in financing activities of $41.9 million for the year ended December 31, 2021. Net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares. In 2022 and 2021, we repurchased ordinary shares in the amount of $59.5 million and $52.5 million, respectively. In addition, proceeds from the exercise of share options decreased by $8.6 million, and in 2022, we received $35.0 million in proceeds from the issuance of Preferred A shares in our subsidiary SkyHawk Security.

Net cash used in financing activities was $41.9 million for the year ended December 31, 2021, an increase of $6.4 million compared to net cash used in financing activities of $35.5 million for the year ended December 31, 2020. Net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares. In 2021 and 2020, we repurchased ordinary shares in the amount of $52.5 million and $45.3 million, respectively. In addition, proceeds from exercise of share options decreased by $1.3 million and there was a decrease of $2.1 million in payment of deferred consideration related to the acquisition of ShieldSquare, which was paid in 2020.

Cash and Cash Equivalents

As of December 31, 2022, we had cash and cash equivalents, including short- and long-term bank deposits and short- and long-term marketable securities, of $432.0 million, compared to $465.8 million as of December 31, 2021 and $448.8 million as of December 31, 2020. As of December 31, 2022, approximately 39%, 27% and 34% of our short- and long-term bank deposits were deposited in Israel with major Israeli banks which are rated AAA, A and BBB+, respectively, as determined by S&P’s Maalot. As of December 31, 2022, the longest contractual duration of any of our bank deposits was 2.0 years, the weighted average duration of our deposits was 1.36 years, and the weighted average time to maturity was 0.62 years.

Our marketable securities portfolio includes investments in foreign banks and government debentures and in debt securities of corporations. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States.  As of December 31, 2022, 25% of our marketable securities portfolio was invested in debt securities of financial institutions and 75% in debt securities of corporations. From a geographic perspective, 64% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 6% was invested in debt securities of European issuers and 30% was invested in debt securities of other geographic-located issuers. As of December 31, 2022, 95% of our marketable securities portfolio was rated A- or higher and 5% was rated BBB+, as determined by S&P.

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

Other Material Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2022 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due by Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year*	1-3 years	3-5 years	More than 5 years
Operating leases (1)	26,290	3,987	9,353	6,237	6,713
Total contractual cash obligations (2)	26,290	3,987	9,353	6,237	6,713

* Become due during 2023.

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2023 to 2030, although certain of our leases have renewal options.

(2) Severance payments of $4.7 million are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(w) of our consolidated financial statements.

Market Risk

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Additional information about market risk is set forth in Item 11 “Quantitative and Qualitative Disclosures about Market Risk.”

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

C.          Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2022, we had 419 employees and 75 subcontractors engaged primarily in research and development activities, compared to 365 employees and 68 subcontractors at the end of 2021. For a further discussion of research and development, see Item 5.A “Operating Results.”

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

•
Application modernization requires new security tools. Application infrastructure is changing, from monolithic applications to modern applications and websites in which deployment workflows, front-end built-tools and API-centric architectures are used. The rise of cloud-native ecosystems, increasingly adapting cloud-direct and micro-services architecture packaged as containers, is providing a built-in “on-demand” elasticity and availability application infrastructure. This enables introducing and running the new generation of cloud-native applications, in a fast, adaptive and more efficient way by interacting with DevOps CICD tools and methods. As such, the AppSec blast radius is expanded and requires injection of security controls within the application lifecycle generation at early stages, to avoid slowdown in development, to sanitize, for example, usage of opensource software used by developers and might leak in malicious code (recent Log4J library). Various “shift-left” methods are used and specifically adapted for various target deployment environments.

•
The above-mentioned cloud-native application delivery opens the door for leakage through the open cloud interface. A new family of attack surfaces manifested by the fact that the cloud APIs are publicly published, and DevOps processes are done from the outside of the cloud “perimeter” (the insider becomes the outsider). “Cloud-native” infiltrations are enabled by the usage of cloud-IAM (identify and access) misconfigurations or account take over techniques and by various vulnerabilities of publicly exposed web and API interfaces. This creates a need for a new protection posture for compliance, permissions hardening, vulnerabilities detection as well as cloud-native detection (infiltrations and exfiltration) and response tools under new industry categories: CIEM (Cloud Infrastructure Entitlement Management), CSPM (Cloud Security Posture Management) and CWPP (Cloud Workload Protector Platform) and CTDR (Cloud Threat Detection and Response).

•
Organizations’ attack surfaces are increasing due to a changing economy. This was caused by a combination of two forces. First, working from home due to COVID-19 required organizations to enable remote access to applications and services that were previously not exposed. This eliminated the traditional network perimeter, and now every home computer or mobile device has become the new perimeter. Second, an increase in the online consumption of goods has accelerated organizations’ digital transformation  and migration to the cloud. The result is more opportunities for attackers to leverage the increased attack surface.

•
Increasing complexity and intensity of security threats. The increasing complexity and intensity of the security threats landscape requires expertise in identifying the attacks and state-of-the-art security to mitigate the attacks and safeguard the assets.  Attack delivery is aided by the growing presence of connected devices (IoT), which increases the threat surface against any kind of infrastructure, as well as traffic encryption (dark data) assisting hiding attacks. Furthermore, attack tools are increasingly available to all through the dark net and becoming more sophisticated as hackers use automation and weaponize artificial intelligence. This leads to ever morphing and scalable attack vectors at all levels, from volumetric botnets through web and API-centric attacks, as well as new attack surfaces that utilize Kubernetes-platforms (container orchestration platform of choice).  The mass amount of uncontrolled IoT devices and cloud hosting opens the door for a new generation of botnets and automated bots that are hard to classify and block. Most organizations are not able to keep up with these developments with their internal cyber security resources and seek managed security services.

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

•	COVID-19 and Russia-Ukraine War. The potential effects of the COVID-19 pandemic (see below under “COVID-19 Update”) and the Russia-Ukraine war.

We believe that our business, comprised of application security and delivery solutions, is positioned to effectively navigate the headwinds resulting from the above-mentioned industry dynamics due to the following key factors:

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

We believe that the advantages of our offerings, coupled with the above-mentioned industry dynamics and trends, place us in a position to meet our business plans. Nevertheless, meeting our business plans and implementing our growth strategy, as more fully described under Item 4.B “Business Overview–Our Growth Strategy” above, may not convert into revenues growth in a given period, due to our shift towards subscription-based product sales, where revenues are recognized throughout the subscription period.

In addition, while we believe that the above trends may present some opportunities for us, they also pose significant challenges, risks and uncertainties, including the following:

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

•
In addition, our customers’ purchasing decisions are related to the conditions in our industry and in the various regions and geographical markets in which we operate and are tied to the overall IT spending climate. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to such uncertainties. In particular, the COVID-19 pandemic and the Russia-Ukraine war may negatively affect economic conditions regionally as well as globally, disrupt operations situated in countries particularly exposed to the contagion, affect supply chains or otherwise negatively impact our business.

•	The other risks and uncertainties we face, as described under Item 3.D “Risk Factors.”

COVID-19 Update

The COVID-19 pandemic has resulted in a widespread health crisis that has adversely affected businesses, economies and financial markets worldwide, placed constraints on the operations of businesses, and decreased consumer mobility and activity. Our business has been affected in various ways from the COVID-19 pandemic, including the following:

•
Manufacturing and Supplies: During 2022, we experienced some slowdowns in our supply chain. Such slowdowns were mainly associated with the need to deliver appliances to customers’ locations around the world. We have undertaken various measures in order to overcome these disruptions, primarily in order to mitigate the risk of failing to timely respond to our customers’ delivery requirements in the face of importation blocking in different countries. As a result, the overall impact of COVID-19 on our manufacturing and supply chain was immaterial.

•
Human Resources: At the outset of the COVID-19 pandemic, we shifted our operations to enable work from home and, in compliance with constantly developing regulations enacted in Israel and abroad, we continue to allow our office employees to work, partially or primarily, from their homes.

While, taken as a whole, we do not believe COVID-19 had a significant impact on our business in 2022, the impacts of the global pandemic on our business and financial outlook remain unknown. In particular, there is no guaranty that any increased investments in cyber protection solutions by our customers as described above will continue after the COVID-19 pandemic subsides and the extent to which COVID-19 will impact our business, financial condition or results of operations will depend on future developments, which are uncertain and cannot be predicted. We intend to continue to actively monitor the situation and may take further actions as may be required by applicable regulations or that we deem are necessary or desirable to address the needs of our employees, customers, partners and suppliers.

E.            Critical Accounting Estimates

In many cases, the accounting treatment of a particular transaction is specifically dictated in U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would produce a materially different result.  Our management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our Board of Directors. See Note 2 to our consolidated financial statements included elsewhere in this annual report, which contains additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

Our management believes that the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and that are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Investment in marketable securities;

•	Business combinations;

•	Goodwill and impairment of long-lived assets.

•	Share-based compensation; and

•	Income taxes.

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

We record a provision for estimated sale returns and credits to customers on our products in the same period that the related revenues are recorded in accordance with ASC 606. Those estimates are based on historical sales returns and other factors known to us. Such provisions amounted to $1.0 million and $2.5 million as of December 31, 2022 and 2021, respectively.

Investment in Marketable Securities. We account for investments in debt marketable securities in accordance with Accounting Standards Codification, or ASC 320, “Investments – Debt Securities.” Management determines the appropriate classification of our investments at the time of purchase and reevaluates such determinations at each balance sheet date.

We classified our debt securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in “accumulated other comprehensive loss, net of tax” in shareholders’ equity. Realized gains and losses on sales of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities are included in financial income, net.

In 2020, we adopted ASU 2016-13, Topic 326 "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments," which modified the other than temporary impairment model available for sale debt securities. Available-for-sale securities are periodically evaluated for unrealized losses. For unrealized losses in securities that we intend to hold and will not more likely than not be required to sell before recovery, we further evaluate whether declines in fair value below amortized cost are due to credit or non-credit related factors. We consider credit-related impairments to be changes in value that are driven by a change in the creditor's ability to meet its payment obligations and record an allowance and recognize a corresponding loss in financial income, net when the impairment is incurred. Unrealized non-credit related losses and unrealized gains are reported as a separate component of accumulated other comprehensive income in our consolidated balance sheets until realized. The amortized cost of marketable securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net. Credit loss impairments for the years ended December 31, 2022, and 2021 were immaterial.

Business Combinations.  We account for business combinations in accordance with ASC No. 805, "Business Combinations" ("ASC 805"). Under ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business (“2017-01”), we first determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

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

When we acquire a business, the purchase price is allocated to the tangible and identifiable intangible assets, net of liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. We use the Discounted Cash Flow Method to assign fair values to acquired identifiable intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, forecasted future revenue, forecasted operating results, discount rates and the appropriate weighted-average cost of capital. These estimates are inherently uncertain and unpredictable.

These models are based on reasonable estimates and assumptions given available facts and circumstances, including industry estimates and averages, as of the acquisition dates and are consistent with the plans and estimates of management.

During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to in our consolidated statements of income (loss).

Goodwill and impairment of long-lived assets.  Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350 “Intangibles – Goodwill and Other” (ASC 350), goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances and written down when impaired. Goodwill is tested for impairment by comparing the fair value of each reporting unit with its carrying value.

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

We operate in one operating segment, and this segment comprises two reporting units. We conduct our annual test of impairment for goodwill on December 31st of each year, or more frequently if impairment indicators are present. No impairment was recorded during 2022, 2021 and 2020.

Share-based compensation. We account for share-based compensation in accordance with ASC 718, “Compensation-Stock Compensation” (ASC 718). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of income.

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

We selected the Black-Scholes-Merton option pricing model to account for the fair value of our share-options awards with only service conditions and whereas the fair value of the restricted share awards is based on the market value of the underlying shares at the date of grant.

During 2020, the Board of Directors of the Company approved a market-condition based RSUs equity grant to the Chief Executive Officer of the Company. The vesting of the market-condition based RSUs granted during 2020 is dependent upon the Company's share performance over the requisite service period.

On July 28, 2022, the Board of Directors of the Company approved an equity grant to the Chief Executive Officer of the Company, which is comprised of RSUs, market-condition based RSUs and market-condition based share options. The equity grant includes grants for the years 2022, 2023 and 2024 and are fixed monetary amounts ($7,725, $5,000 and $5,000, respectively). The number of the equity instruments for the 2023 and 2024 grants will be determined based on the Company's share price on January 1, 2023 and January 1, 2024, respectively.

Market-condition based RSUs' vesting is dependent upon the fulfillment of certain market conditions and will vest, or partially vest, depending on the Company's share performance compared to other companies that are listed on the NASDAQ CTA Cybersecurity Index over the requisite service period, which is up to three years.

Market-based condition Share options' vesting is dependent upon the fulfillment of certain market conditions will vest depending on the Company's share performance over the requisite service period, which is up to three years.

For the 2023 and 2024 grants, the Company recorded a liability in the consolidated balance sheets for the RSUs and the market-condition based RSUs as the Company has an obligation to issue a variable number of shares for which the monetary amount is fixed and the key terms and conditions of the equity grant are known.

The fair value of the market-condition based awards was determined using a Monte Carlo simulation methodology.

The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over a historical period equivalent to the option’s expected term. The expected option term represents the period of time that options are expected to be outstanding. Expected term of options is based on historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. We have historically not paid dividends and have no foreseeable plans to pay dividends.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carryforwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2022 and 2021 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 14 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “Results of Operations—Income Taxes” above.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Yehuda Zisapel (1)	81	Chairman of the Board of Directors
Yair Tauman (1)(2)(3)(4)	74	Director
Stanley B. Stern (2)(4)(6)	65	Director, Chairman of the Audit Committee
Naama Zeldis (2)(3)(4)(5)	59	Director
Gabi Seligsohn (2)(3)(6)	56	Director, Chairman of the Compensation Committee
Yuval Cohen (1)(2)(3)(4)	60	Director
Meir Moshe(2)(5)	68	Director
Roy Zisapel (5)	52	President, Chief Executive Officer and Director
Guy Avidan	60	Chief Financial Officer
Yoav Gazelle	53	Chief Business Officer
David Aviv	67	Chief Technology Officer
Gabi Malka	47	Chief Operating Officer
Sharon Trachtman	54	Chief Marketing Officer
Riki Goldreich	46	Chief People Officer

(1)  Term as director expires at the annual meeting of shareholders to be held in 2024.
(2)  Qualified as an independent director, as determined under the Nasdaq rules.
(3)  Serves on the Compensation Committee of the Board of Directors.
(4)  Serves on the Audit Committee of the Board of Directors.
(5)  Term as director expires at the annual meeting of shareholders to be held in 2025.
(6)  Term as director expires at the annual meeting of shareholders to be held in 2023.

Yehuda Zisapel, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware US and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other private companies in the RAD-Bynet Group. See Item 4.C “Organizational Structure”.  Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, our President, Chief Executive Officer and director.

Professor Yair Tauman has served as a member of our Board of Directors since October 2010 (until February 2020, as an external director). He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Stony Brook Center for Game Theory, New York. He was a professor at Tel Aviv University for 25 years until 2009 and, prior thereto, served as a professor at the Kellogg School of Management at Northwestern University. His areas of research include game theory and industrial organization. Professor Tauman currently serves on the board of directors of other private companies from different sectors, including online auctions, social networking and fintech. Professor Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

Stanley B. Stern has served as a member of our Board of Directors since September 2020. Mr. Stern is currently the chairman of the board of directors of AudioCodes Ltd. (Nasdaq, TASE: AUDC) (AudioCodes), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, and serves as a member of the boards of directors of the following public companies: Ormat Technologies, Inc. (NYSE: ORA), Ekso Bionics Holdings, Inc. (Nasdaq: EKSO). Since 2013, Mr. Stern has served as the president of Alnitak Capital, a strategic advisory firm, engaged primarily in high-tech, alternative energy and healthcare. Previously, from 1982 until 2000 and from 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd. and Fundtech Ltd., and the chairman of the boards of directors of Tucows, Inc. and of SodaStream International Ltd., until its sale to Pepsico in December 2018. Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

Naama Zeldis has served as a member of our Board of Directors since September 2020. Ms. Zeldis served as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage, until January 2023. Formerly, Ms. Zeldis served as Chief Financial Officer for a variety of high-tech and industrial companies, such as Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd., formerly with the RAD-Bynet Group, from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Orbit Technologies Ltd. (TASE: ORBI), a company specializing in satellite communications, tracking systems, airborne communication and audio managements solutions, and on the board of directors of Aquarius Engines (A.M.) Ltd. (TASE: AQUA), a developer of a Free Piston Linear Engine, which is integrated into a comprehensive, reliable, cost-effective, green energy generator. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Measuring Instruments Ltd. (Nasdaq: NVMI), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A. from the Hebrew University in Jerusalem.

Gabi Seligsohn has served as a member of our Board of Directors since May 2020. Mr. Seligsohn served as the Chief Executive Officer of Kornit Digital Ltd. (Nasdaq: KRNT) from April 2014 through July 2018 and led its successful IPO in April 2015 and remains a Director on its board. From August 2006 until August 2013, Mr. Seligsohn served as the President and Chief Executive Officer of Nova Measuring Instruments Ltd. (Nasdaq: NVMI). From 1998 to 2006, he served in several leadership positions in Nova. Mr. Seligsohn also served  as a director of DSP Group (Nasdaq: DSPG). Mr. Seligsohn holds an LL.B. degree from the University of Reading, England.

Yuval Cohen has served as a member of our Board of Directors since December 2021. He is the founding and managing partner of Fortissimo Capital Fund, a private equity fund headquartered in Israel, that was established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund, and prior thereto, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG) and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as the chairman of the board of directors of Kornit Digital Ltd. (Nasdaq: KRNT). He also serves on the board of directors of several privately-held portfolio companies of Fortissimo. Mr. Cohen holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. from Harvard University.

Meir Moshe has served as a member of our Board of Directors since May 2022. Mr. Moshe has held senior positions in the financial sector over the past four decades, including as our Chief Financial Officer from 1999 to 2016 and as our interim Chief Financial Officer from June 2021 to February 2022. Mr. Moshe has served as a director and member of the audit committee in multiple public companies, including Ability Inc. (from 2016 to 2017), Carasso Motors Ltd. (from 2018 to 2019) and Albert Technologies Ltd. (from 2018 to 2019). He currently provides consulting services to public companies. He holds a B.Sc. degree in economics and accounting from Tel Aviv University, Israel and is a certified public accountant.

Roy Zisapel, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware US and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Currently, Mr. Zisapel serves on the board of directors of Israel Acquisitions Corp (NASDAQ: ISRL). Mr. Zisapel also serves as a director of Rad Data Communications Ltd., a private company in the RAD-Bynet Group. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company, and Nava Zisapel, who is one of our major shareholders.

Guy Avidan has served as our Chief Financial Officer since February 2022. Prior to joining Radware, he was with Kornit Digital, where he served as President at KornitX from November 2020 to November 2021 and as Chief Financial Officer from November 2014 to November 2020, in which role he led Kornit to its initial public offering on Nasdaq. Prior to joining Kornit Digital, Mr. Avidan was Vice President of Finance and Chief Financial Officer at AudioCodes (NASDAQ: AUDC). In addition, Mr. Avidan has 15 years of experience serving in various other executive capacities, including co-President and Chief Financial Officer at MRV Communications, Inc. (NASDAQ: MRVC), as well as Vice President of Finance and Chief Financial Officer at Ace North Hills, which was acquired by MRV Communications. Mr. Avidan is a certified public accountant and holds a B.A. degree in economics and accounting from Haifa University in Israel.

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

David Aviv has served as our Chief Technology Officer since 2016 and as our Vice President, Advanced Services, since 2004. Mr. Aviv oversees the technology strategy for the Company’s solutions for enterprise, carrier and cloud solutions and is involved in researching and developing key algorithms and concepts that will guide the direction of the Company’s future solutions. Prior to joining Radware, he was the VP of Engineering at Ofek, an Israel-based ILEC and a senior consultant. Prior to that, until 2000, Mr. Aviv served in the Israeli Air Force as a senior technical leader. He also serves as the Technical Chairman of the Israeli Telecom Standards Body committee. Mr. Aviv holds a Ph.D. degree in Electrical Engineering (EE) from the Naval Postgraduate School in Monterey, California, a B.S. degree in Electrical Engineering from Ben-Gurion University and an M.S. degree in Electrical Engineering from Tel Aviv University, Israel.

Gabi Malka has served as our Chief Operating Officer since March 2014. Mr. Malka oversees product management, research & development, cloud services, and customer support. From May 2005 to February 2014, Mr. Malka served as Vice President of Research & Development at HP Software (formerly Mercury). Prior to HP Software, from 2000 to 2005, Mr. Malka served as Vice President of Research & Development of AppStream (acquired by Symantec). Prior to AppStream, from 1998 to 2000, Mr. Malka directed Research & Development at Amdocs Limited. Mr. Malka holds a B.A. from American InterContinental University and has furthered his post-graduate education at Tel Aviv University (Lahav Business School) and Harvard Business School.

Sharon Trachtman has served as our Chief Marketing Officer since February 2021. In parallel she continues to serve as our Chief Business Operation Officer. Ms. Trachtman has been with our Company since its start of operations in 1997. Since September 1997 she held various senior positions in Radware, such as Product Management Vice President and Marketing Vice President. From November 1994 to September 1997, Ms. Trachtman was a product line marketing manager for Scitex Corporation.  Ms. Trachtman holds a B.A. degree in computer science and philosophy from Bar-Ilan University, Israel.

Riki Goldreich has served as our Global VP HR since 2016 and as our Chief People Officer since 2022. Ms. Goldriech brings more than 13 years of human resources experience to her role. Prior to Radware, Ms. Goldriech managed the human resources function at Hewlett-Packard Enterprise (HPE) Software in Israel. Ms. Goldriech has also held multiple human resources posts at HPE Israel. Ms. Goldriech holds a B.Sc. degree in computer science and logistics-economics and an MBA from Bar-Ilan University.

Additional Information

Under Nasdaq requirements, a majority of the members of our Board of Directors are required to be “independent” as defined under the Nasdaq rules. We currently satisfy this requirement because six of our eight directors (namely, Mr. Stanley Stern, Prof. Yair Tauman, Mr. Gabi Seligsohn, Ms. Naama Zeldis, Mr. Yuval Cohen and Mr. Meir Moshe) qualify as “independent directors” under the Nasdaq rules.

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

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2022 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2021 - All directors and officers as a group, consisting of 13 persons*	$3,864,790	$531,240

2022 - All directors and officers as a group, consisting of 14 persons**	$3,307,407	$527,559

* Includes three persons who served as our officers in 2021 and are no longer serving as our officers and one director who was appointed during 2021.

** Includes one person who served as our officer in 2022 and is no longer serving as our officer and one director who was appointed during 2022.

During 2022, we granted to our directors and officers listed in Item 6.A “Directors, Senior Management and Employees”, in the aggregate, 763,150 RSUs at a weighted average grant date fair value per RSU of $15.19 and options to purchase 228,700 ordinary shares at a weighted average exercise price per share of $24.78. The options expire sixty-two months after grant. The weighted average grant date fair value of these options was $6.70 per option.

For a discussion of the accounting method and assumptions used in valuation of such share-based compensation, see Note 2(s) to our consolidated financial statements included elsewhere in this annual report. See also Item 6.E “Share Ownership”.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2022, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

We currently hold directors and officers liability insurance with an aggregate coverage limit of $35 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2022. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2022.

Name and Principal Position (1)	Year	Salary	Bonus (including Sales Commissions) (2)	Equity-Based	All Other
				Compensation (3)	Compensation (4)	Total
(US$ In Thousands )
Roy Zisapel, President, Chief Executive Officer and Director	2022	452 (5)	382 (6)	2,327	140*	3,301
Guy Avidan, Chief Financial Officer	2022	278	72	1,475	68	1,893
Yoav Gazelle, Chief Business Officer	2022	239	228	1,250	39	1,756
Gabi Malka, Chief Operating Officer	2022	321	85	557	79	1,042
David Aviv, Chief Technology Officer	2022	304	64	489	71	928

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)
Amounts reported in this column represent annual bonuses, including sales commissions. Consistent with our Compensation Policy, such bonuses are based upon (i) for non-sales executive officers - achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year. The bonus (of up to 10% of the annual bonus) is based on the achievement and performance of pre-determined key performance indicators (KPIs), and, in any event, not to exceed the amount of two hundred (200%) of the base salary; and (ii) for sales executive officers - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company and in any event, not to exceed the amount of four annual base salaries of such executive.

(3)
Amounts reported in this column represent the grant date fair value in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2(s) to our consolidated financial statements included elsewhere in this annual report.

(4)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (“keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life or work disability insurance), phone, convalescence or recreation pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Radware's guidelines. Unless otherwise indicated herein, all Covered Executives (i) are entitled to a notice period of at least one month prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (ii) are not entitled to any special bonuses or benefits upon a change of control of our Company, other than a potential acceleration of the vesting of their share options pursuant to our equity incentive plan, as more fully described in Item 6.E “Share Ownership”

(5)
As approved by our shareholders on July 28, 2022, as of such date, Mr. Roy Zisapel’s gross base salary increased from $400,000 to $450,000 and his annual bonus increased from $400,000 to $600,000 (however, the actual payout, based on performance, could reach $900,000 for overperformance). Prior to July 28, 2022, Mr. Zisapel’s annual salary was $400,000, which was impacted by the $/NIS exchange rate from the date of the Annual General Meeting of Shareholders in 2012 where Mr. Zisapel’s salary was approved to the average $/NIS exchange rate in 2022.

(6)
Consistent with our Compensation Policy, and as approved by our shareholders on July 28, 2022, Mr. Roy Zisapel is entitled to an annual bonus of up to $600,000 (however, the actual payout, based on performance, could reach $900,000 for overperformance).

* Social contributions paid in Israel are denominated in NIS whereas our functional currency is dollars and therefore fluctuations in dollar amounts may be attributed to exchange rate fluctuations.

As approved by our shareholders on July 28, 2022, the terms of compensation of Roy Zisapel, our President, Chief Executive Officer and director, were modified, such that, commencing July 28, 2022, (i) his gross base salary is $450,000 per annum (payable in NIS); (ii) his annual bonus is $600,000 (payable in NIS) for on-target (100%) performance; however, the actual payout, based on performance, could reach $900,000 for overperformance (or the equivalent in NIS); and (iii) he is entitled to annual grants of a combination of time-based restricted share units (the “CEO RSUs”), performance-based restricted share units (the “CEO PSUs”), and performance-based share options (the “CEO PSOs”), with a total grant value of $7.725 million, $5.0 million and $5.0 million, for 2022, 2023 and 2024, respectively. For additional details, see Proposal 3 of the Proxy Statement filed as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K we submitted to the SEC on June 23, 2022.

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (equivalent to approximately $33,556, based on the exchange rate published by the Bank of Israel on March 10, 2023, which was NIS 3.60 = $1.00) per year of service; (ii) per meeting remuneration of NIS 3,600 (equivalent to approximately $1,000, based on the exchange rate published by the Bank of Israel on March 10, 2023, which was NIS 3.60 = $1.00) for each board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. All amounts payable under items (i), (ii), (iii) and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

In addition, our non-employee directors are entitled to a grant of options under our share option plans to purchase 20,000 ordinary shares for each year in which such non-employee director holds office. The options are granted for three years in advance, and therefore every director receives an initial grant of options to purchase 60,000 ordinary shares that vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 60,000 ordinary shares will be made on the date of each annual meeting in which such director is reelected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

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

Our Articles of Association provide for a Board of Directors of not less than five and not more than nine directors.  Currently, our Board of Directors consists of eight directors. In accordance with current Nasdaq requirements, nominees for election as directors are approved and recommended to the Board of Directors by a majority of our independent directors.

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors is divided into three classes with each class of directors serving until, generally, the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class III	2023	Gabi Seligsohn and Stanley Stern
Class I	2024	Yehuda Zisapel, Yair Tauman and Yuval Cohen
Class II	2025	Roy Zisapel, Naama Zeldis and Meir Moshe

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

Consistent with the aforesaid relief regulations, in February 2020, we elected to opt out from the requirement to appoint external directors and from the composition requirements for the audit and compensation committees under the Companies Law. Our eligibility to opt out is conditioned upon: (i) the continued listing of our ordinary shares on the Nasdaq (or one of a few other specified non-Israeli stock exchanges); (ii) there not being a controlling shareholder of our Company; and (iii) our compliance with the SEC rules and Nasdaq requirements as to the composition of (a) our board of directors (which requires that we maintain a majority of independent directors on our board of directors) and (b) the audit and compensation committees of our board of directors (which, subject to certain exceptions, requires that such committees consist solely of independent directors (at least three and two members, respectively), as described under the Nasdaq rules).

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

Our Board has determined that all directors serving on our Audit Committee (namely, Mr. Stanley Stern, Ms. Naama Zeldis, Prof. Yair Tauman and Mr. Yuval Cohen) meet the independence standards required of Audit Committee members by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Nasdaq rules. In addition, the Board of Directors has determined that Ms. Naama Zeldis is considered an “audit committee financial expert” (as defined by SEC rules).

In accordance with the Nasdaq rules, our Audit Committee has adopted a charter that sets forth the Audit Committee’s purpose and responsibilities, which include, among other things, (1) assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors, and (2) selecting, evaluating and, where appropriate, recommending to replace the independent auditors (or to nominate the independent auditors subject to shareholder approval) and pre-approving audit engagement fees and all permitted non-audit services and fees. Our Audit Committee must also review and approve all related party transactions specified under Item 7.B “Related Party Transactions” of Form 20-F.

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

Our Audit Committee also functions as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, our Audit Committee is responsible for investigating reports of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by our officers, directors, employees or any of our agents.

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

Pursuant to its charter, our Compensation Committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue options under our share option plans. The Compensation Committee reviews, recommends and determines, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s Chief Executive Officer and other executive officers.

Our Compensation Committee currently consists of Mr. Gabi Seligsohn, Prof. Yair Tauman, Ms. Naama Zeldis and Mr. Yuval Cohen, all of whom are independent directors.

Nomination of Directors

Our independent directors consider and approve nominations of individuals for election by shareholders to serve on our Board of Directors.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2022*:

Name of Body	No. of Meetings in 2022	Average Attendance Rate**
Board of Directors	18	98.55%
Audit Committee	6	100%
Compensation Committee	16	100%

* Excludes ad-hoc committees.
** Meetings at which a director was not allowed to attend as a matter of applicable law were not counted as a failure to attend.

Each director attended at least 89% of all Board meetings.**

Directors’ Service Contracts

Except as described in Item 6.B “Compensation”, we do not, as of the date of filing of this annual report, have service or employment contracts with our directors providing for benefits upon termination of employment.

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

Additional Information

For additional information regarding the fiduciary duties and other legal requirements relating to the conduct of our directors and executive officers, see Exhibit 2.1 to this annual report under the heading “Board of Directors.”

D.          Employees

At the time of commencement of employment, our employees in North America generally sign offer letters specifying basic terms and conditions of employment, whereas our employees in Israel, including our executive officers, generally sign standard written employment agreements. The employees in our other jurisdictions sign employment agreements, which differ according to customary practices in the countries where they are located. All our employees worldwide sign confidentiality and non-compete terms and conditions.

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As of December 31,
	2022		2021		2020

Approximate numbers of employees and subcontractors by geographic location:
Israel	589		488		494
North, Central and South America (principally the United States)	252		226		226
EMEA (Europe, the Middle East and Africa)	124		125		116
Asia-Pacific	313(	*)	304(	*)	286(	*)
Total workforce	1,278		1,143		1,122
Approximate numbers of employees and subcontractors by category of activity:
Research and development	494(	*)	433(	*)	416(	*)
Sales, technical support, business development and marketing	647		578		574
Management, operations and administration	137		132		132
Total workforce	1,278		1,143		1,122

         (*) Includes 75, 68 and 55 subcontractors, as of December 31, 2022, 2021 and 2020, respectively.

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

E.           Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 26, 2023. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or RSUs currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares**
Yehuda Zisapel (1)	1,949,211	4.44%
Roy Zisapel (2)	1,491,134	3.40%
Gabi Seligsohn (3)	*	*
Stanley Stern (3)	*	*
Naama Zeldis (3)	*	*
Yair Tauman (3)	*	*
Yuval Cohen (4)	*	*
Meir Moshe	*	*
Gabi Malka (3)	*	*
David Aviv (3)	*	*
Sharon Trachtman (3)	*	*
Guy Avidan (3)	*	*
Yoav Gazelle (3)	*	*
Riki Goldreich (3)
All directors and executive officers as a group (14 persons) (5)	3,861,090	8.72%

* Reflects ownership of less than 1%.

** The percentages shown are based on 43,819,901 ordinary shares issued and outstanding as of March 26, 2023. This figure of outstanding ordinary shares excludes (i) 6,000 RSUs and (ii) employee share options to purchase an aggregate of 458,745 ordinary shares at a weighted average exercise price of approximately $25.14 per share, with the latest expiration date of these options being in July 2027 (of which, options to purchase 403,745 of our ordinary shares were exercisable as of March 26, 2023).

(1) Consists of (i) 1,580,711 shares held directly by Yehuda Zisapel; (ii) 324,500 shares held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel; and (iii) 44,000 options to purchase ordinary shares, which options are fully vested or which will be fully vested within the next 60 days. The options consist of 24,000 options at an exercise price of $27.15, which expire in November 2023 and 20,000 options at an exercise price of $32.71 which expire in February 2027. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel. Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(2) Consists of 1,491,134 shares.

(3) Owns less than 1% of our outstanding ordinary shares (including options held by each such individual, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(4) Excludes 1,892,288 Ordinary Shares beneficially owned by Fortissimo Capital Fund (Israel – D. P), LP., an Israeli-based  private equity fund. Mr. Yuval Cohen a member of our board of directors and a managing partner in Fortissimo Capital, may be deemed to have shared voting and dispositive power with respect to the shares held by Fortissimo but disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(5) Consists of 3,396,345 shares, 6,000 RSUs and 458,745 options to purchase ordinary shares. The options consist of (i) 1,250 options at an exercise price of $22.5, which expire in January 2026, (ii) 60,000 options at an exercise price of $22.51, which expire in December 2024, (iii) 35,475 options at an exercise price of $22.7, which expire in January 2025, (iv) 5,450 options at an exercise price of $22.73, which expire in January 2025, (v) 45,000 options at an exercise price of $23.46, which expire in July 2025, (vi) 15,000 options at an exercise price of $23.59, which expire in September 2025, (vii) 60,000 options at an exercise price of $24.06, which expire in July 2025, (viii) 1,500 options at an exercise price of $24.3 which expire in April 2024, (ix) 40,000 options at an exercise price of $24.32 which expire in November 2025, (x) 8,250 options at an exercise price of $24.67, which expire in September 2025, (xi) 40,000 options at an exercise price of $24.74, which expire in November 2025, (xii) 17,820 options at an exercise price of $24.89, which expire in September 2025, (xiii) 45,000 options at an exercise price of $26.36, which expire in October 2023, (xiv) 24,000 options at an exercise price of $27.15, which expire in November 2023, (xv) 20,000 options at an exercise price of $28.91, which expire in July 2027 and (xvi) 40,000 options at an exercise price of $32.71, which expire in February 2027.

Key Employee Share Incentive Plan

In August 1997, we adopted our Key Employee Share Incentive Plan (1997), as amended, or the Share Incentive Plan. Under the plan, share options as well as restricted share units, or RSUs, may be granted to employees employed by us or by our affiliates.

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

In addition, the Share Incentive Plan provides that, unless determined otherwise by our Board of Directors (or a committee thereof), in the event of a “Hostile Takeover,” which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares (other than a purchase by Mr. Yehuda Zisapel), the vesting of all or a portion of our outstanding equity awards will accelerate. As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer.

Options granted pursuant to the Share Incentive Plan are typically granted for a term of 62 months from the date of the grant of the option. As of December 31, 2022, 34,412,967 ordinary shares have been reserved for equity grants under the plan, of which we have (i) granted options to purchase 27,904,469 ordinary shares at a weighted average exercise price of $8.94 per ordinary share and (ii) issued 5,942,212 RSUs.

The Share Incentive Plan allows the allocation of short-term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the Nasdaq on the date of grant of a respective option award. As of December 31, 2022, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

Directors and Consultants Option Plan

In February 2000, we adopted a Directors and Consultants Option Plan, which is administered by our Compensation Committee. Options granted pursuant to our Directors and Consultants Options Plan are for a term of 62 months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Share Incentive Plan.  The Directors and Consultants Option Plan relies on the 34,412,967 ordinary shares reserved for option grants shares under the Share Incentive Plan which can be rolled over between such plans. The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares.

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (ESPP), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one-year offering periods, each one consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2022, a total of 255,560 shares had been purchased under the ESPP. During 2022, no shares were purchased under the ESPP.

Option Plans of Our Subsidiary

On April 12, 2022, the board of directors of SkyHawk Security established the Skyhawk (CNP) Security Ltd. 2022 Share Incentive Plan (the "SkyHawk Plan"). Under the SkyHawk Plan, options may be granted to officers, directors, employees and consultants of SkyHawk Security. The exercise price per share under the SkyHawk Plan was generally not less than the fair value of an ordinary share at the date of grant. The options vest primarily over four years. Each option is exercisable for one ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants. See Note 12(e) to our consolidated financial statements.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 26, 2023, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**

Senvest Management, LLC (1)	4,044,695	9.23%

Nava Zisapel (2)	3,060,176	6.98%

Artisan Partners Limited Partnership (3)	2,925,957	6.68%

The Phoenix Holdings Ltd. (4)	2,840,213	6.48%

Legal & General Investment Management Limited (5)	2,570,026	5.86%

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

** The percentages shown are based on 43,819,901 ordinary shares issued and outstanding as of March 26, 2023. This figure of outstanding ordinary shares excludes (i) 6,000 RSUs and (ii) employee share options to purchase an aggregate of 458,745 ordinary shares at a weighted average exercise price of approximately $25.14 per share, with the latest expiration date of these options being in July 2027 (of which, options to purchase 403,745 of our ordinary shares were exercisable as of March 26, 2023).

(1) Shares are beneficially owned by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”). This information is based on information provided in Amendment No. 18 to the Statement on Schedule 13G filed with the SEC by Senvest on February 10, 2023. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(2) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,467,843 are held directly, (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel, and (iii) 324,500 are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Yehuda Zisapel and Nava Zisapel. As noted in footnote 1 in Item 6.E “Share Ownership,” Yehuda and Nava Zisapel have an agreement that provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(3) Shares are beneficially owned by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP, Artisan Partners Asset Management Inc. and Artisan Partners Funds, Inc. (collectively, “Artisan”). This information is based on information provided in Amendment No. 2 to the Statement on Schedule 13G filed with the SEC by Artisan on February 10, 2023. The business address of Artisan is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(4) Shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of The Phoenix Holdings Ltd. (the “Phoenix Subsidiaries”).   The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. This information is based on information provided in Amendment No. 1 to the Statement on Schedule 13G filed with the SEC by Phoenix Holdings Ltd. on February 14, 2023. The business address of Phoenix Holdings Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5) This information is based on information provided in Amendment No. 1 to  the Statement on Schedule 13G filed with the SEC by Legal & General Investment Management Limited (“LGIM”), LGIM Managers (Europe) Limited (“LGIME”) and Legal & General UCITS ETF PLC (“UCITS”) on February 16, 2023. The business address of LGIM is One Coleman Street, London, England, EC2R 5AA, UK, and the business address of each of LGIME and UCITS is 70 Sir John Rogersons Quay, Dublin 2, Ireland.

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

Significant Changes in the Ownership of Major Shareholders

During the past three years, the significant changes in the percentage ownership of our major shareholders were as follows:

•
Based on Amendment No. 18 to the Statement on Schedule 13G filed with the SEC by Senvest on February 10, 2023, Senvest beneficially owned 4,044,695 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Senvest, Senvest beneficially owned (i) as of February 9, 2022, 3,180,659 of our outstanding ordinary shares and (ii) as of February 12, 2021, 3,221,414 of our outstanding ordinary shares.

•
Based on Amendment No. 2 to the Statement on Schedule 13G filed with the SEC by Artisan on February 10, 2023, Artisan beneficially owned 2,925,957 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Artisan, Artisan beneficially owned (i) as of February 4, 2022, 4,097,761 of our outstanding ordinary shares and (ii) as of February 10, 2021, 3,086,032 of our outstanding ordinary shares.

•
Based on Amendment No. 1 to the Statement on Schedule 13G filed with the SEC by The Phoenix Holdings Ltd. on February 14, 2023, the Phoenix Subsidiaries beneficially owned 2,840,213 of our outstanding ordinary shares. Based on the Schedule 13G filed with the SEC by Phoenix Holdings Ltd., the Phoenix Subsidiaries beneficially owned as of November 8, 2022, 2,547,349 of our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 26, 2023, there were 26 holders of record of our ordinary shares, of which 16 record holders, holding approximately 8.22% of our ordinary shares, had registered addresses in Israel, and of which 7 record holders, holding approximately 91.77% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor is it representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 91.77% of our outstanding ordinary shares as of said date).

B.           Related Party Transactions

Overview

We have in the past entered into, and in the future we may enter into, transactions with related parties, such as our directors and senior management or their respective affiliates, which transactions are generally subject to the prior approval of our audit or compensation committee and board of directors.

Transactions with Rad-Bynet Group

We have entered into a number of agreements with certain companies that form part of the RAD-Bynet Group, of which either Yehuda, Nava and Zohar Zisapel (or all of them together) are co-founders, directors and/or shareholders. Mr. Roy Zisapel also serves as a director of RAD Data Communications Ltd., Bynet Electronics Ltd. and Bynet Data Communications Ltd., other companies in the RAD-Bynet Group.

Under these agreements, we lease property and purchase certain products and services from certain member entities of the RAD-Bynet Group. In addition, as described below, in February 2022, we acquired the technology and operations of SecurityDAM to which we sometime refer as the SecurityDAM Acquisition.

The RAD-Bynet Group consists of manufacturers of communications solutions comprised of hardware and/or software and communications solution providers, distributors and integrators as well as service providers. The RAD-Bynet Group includes companies dealing in advanced communication technology, networks, and integration. Companies within the RAD-Bynet Group provide a variety of solutions and services to their customers, including engineering, purchasing and sub-contracting, production and final testing, planning and control, and support for end users. The RAD-Bynet Group also includes a few companies that provide services that support the activities of the other RAD-Bynet Group members, such as real estate leasing and administrative services. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products and services. Each company in the RAD-Bynet Group is independent from the others. The ownership and Board of Directors structure of each RAD-Bynet Group member is different and certain of the RAD-Bynet Group members are publicly traded companies. See Item 4.C “Organizational Structure” for additional details about the group.

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

As previously disclosed, Yehuda Zisapel, the Chairman of our Board of Directors, and Roy Zisapel, our President and Chief Executive Officer and a member of the Board (together, the “Key Shareholders”), hold a majority stake and a minority stake, respectively, in SecurityDAM. Until the completion of the acquisition, SecurityDAM was the sole provider of scrubbing center services for our cloud DDoS protection service through a global network of scrubbing centers pursuant to agreements we entered into with SecurityDAM in 2014 and 2015 (as amended, the “SDM Agreements”). Such scrubbing center services include, for example, building and operating the network services for DDoS mitigation, managing the routing of traffic to and from these centers to customer premises, diverting the traffic of an attacked site of a customer to a scrubbing center, developing the customer portal of the service and the operation, monitoring and automation software required for operating the service. Total cost of services received from SecurityDAM amounted to approximately $2.8 million in 2022 (between January 1, 2022 and February 17, 2022) compared to $11.5 million in 2021 and $10.2 million in 2020.

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

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by Zohar Zisapel, Nava Zisapel and Yehuda Zisapel:

•
One lease is a five-story building in Tel Aviv, Israel, consisting of approximately 40,000 square feet, plus storage and parking space. The lease expires in June 2030 with an option to terminate by us by way of prior notice in June 2025. The annual rent amounts to approximately $704,000.

•
A second lease consists of five floors in the Or Tower in Tel Aviv, Israel with approximately 68,000 square feet, plus parking spaces. The lease expires in June 2030. The annual rent amounts to approximately $2,000,000. In this annual report, we sometime refer to this lease as well as the lease described above as the “Lease Agreements for the Company’s Headquarters.”

•
We also lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by Yehuda and Nava Zisapel. This lease expires in July 2025. The annual rent amounts to approximately $97,000.

•
In addition, we lease approximately 15,000 square feet of space in Jerusalem, Israel, for manufacturing facilities from an affiliated company owned by Yehuda, Nava and Zohar Zisapel. This lease expires in August 2028. The annual rent amounts to approximately $252,000.

•
We lease approximately 16,900 square feet in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, from an affiliated company owned by Yehuda, Nava and Zohar Zisapel. The annual rent amounts to approximately $188,000. The lease expires in December 2025.

Distribution Agreement

Bynet Data Communications Ltd. (Bynet), a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet under which we provide Bynet with discounts on our solutions similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet (and other companies in the RAD-Bynet Group) under such distributor agreement amounted to approximately $2.33 million in 2022, compared to $3.1 million in 2021.

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

Following is a summary of the general purchases of products and services from the RAD-Bynet Group companies (excluding leases, distribution and the services previously provided by SecurityDAM, which are described above) during 2022:

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

The total cost of our purchases from the RAD-Bynet Group entities referenced in the table above amounted to approximately $4.5 million in 2022, compared to $3.3 million in 2021.

Compensation of President and Chief Executive Officer

See discussion in Item 6.B “Compensation.”

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 “Financial Statements.”

Export Sales

For the year ended December 31, 2022, the amount of our export sales (i.e., sales outside Israel) was approximately $278.4 million, which represents 95.0% of our total sales in 2022.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Dividend Distribution Policy

We have never paid and do not intend to pay cash dividends on our ordinary shares in the foreseeable future. In recent years and specifically in the past eight consecutive years, our Board of Directors has approved repurchase programs of our ordinary shares, which we implement based on market conditions, share price, trading volume and other factors (see Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”). Otherwise, our policy is to retain earnings and other cash resources to continue the development and expansion of our business.  Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions. See also in Exhibit 2.1 to this annual report under the heading “Dividend, Liquidation Rights and Rights to Shares in Profits.”

B.            Significant Changes

Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2022.

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

B.            Memorandum and Articles of Association

Copies of our Memorandum of Association and our Amended and Restated Articles of Association are filed as Exhibits 1.1 and 1.2 to this annual report. A description of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 is included in Exhibit 2.1 to this annual report.

C.            Material Contracts

See the summary of the terms of the Lease Agreements for the Company’s Headquarters in Item 7.B “Related Party Transactions—Lease of Property”. See the summary of the terms of the Purchase Agreement under Item 7.B “Related Party Transactions—The SecurityDAM Acquisition.” Except as disclosed therein, we are not currently, nor have we been for the two years immediately preceding the date of this annual report, party to any material contract, other than contracts entered into in the ordinary course of business.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. The corporate tax rate is 23% for 2022 and 2021. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from a Preferred Technology Enterprise (as discussed below), like us, may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

Tax benefits are available under the Amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million (following an amendment which became effective as of July 2013, the export criteria was increased to markets with a population of at least 14 million; such export criteria will further increase in the future by 1.4% per annum) and meet additional criteria stipulated in the amendment (referred to as a “Beneficiary Enterprise”). In order to receive the tax benefits, the Amendment states that the company must make an investment in the Beneficiary Enterprise, which meets all of the conditions, including exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Beneficiary Enterprise (the “Year of Election”). Where the company requests to have the tax benefits apply to an expansion of existing facilities, then only the expansion will be considered a Beneficiary Enterprise, and the company’s effective tax rate will be the result of a weighted combination of the applicable rates. In this case, the minimum investment required in order to qualify as a Beneficiary Enterprise is required to exceed a certain percentage or a minimum amount of the company’s production assets before the expansion.

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

Tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution (or in conducting certain transactions that may be viewed by the Israeli tax authorities as a deemed dividend event) or liquidation, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

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

Trapped Earnings ("TE")

On November 15, 2021, a new amendment to the Investment Law was approved, introducing a new dividend distribution ordering rule to cause the distribution of earnings that were tax exempt under the historical Approved or Beneficial Enterprise regimes (Trapped Earnings), to be on a pro-rata basis from any dividend distribution, which is applicable to distributions starting from August 15, 2021 onwards. Meaning that the corporate income tax (CIT) claw-back will apply upon any dividend distribution, as long as the company has Trapped Earnings.

In parallel, the Budget Law also introduced a Temporary Order to enhance the release of Trapped Earnings by reducing the claw-back CIT rate that is applicable upon such a release or distribution by up to 60%, but not less than 6% CIT rate, during a one-year period commencing November 15, 2021.

The Company had Trapped Earnings generated in tax years 2004 - 2005 and 2012. The Company elected to apply for the abovementioned temporary order as part of an assessing agreement, and therefore, the entire amount of Trapped Earnings was released as of November 25, 2021. As a result, we have a tax payable amount as of December 31, 2021 of $8.2 million included in other payables and accrued expenses in the consolidated balance sheets. Of this amount, a total of $6.2 million was paid in 2022, leaving an unpaid amount of $2.0 million in other payables and accrued expenses in the consolidated balance sheets as of December 31, 2022. As of December 31, 2022, the Company does not have any tax-exempted earnings attributable to its Beneficiary and Approved Enterprise programs.

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

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by a Preferred Enterprise or a Preferred Technology Enterprise, and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year are generally taxed at a rate of 12.5%. Dividends generated by a Preferred Enterprise or Preferred Technology Enterprise are generally taxed at a rate of 15% under the U.S.-Israel Tax Treaty if the foregoing conditions are met.

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

•
A trust (i) if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

This discussion addresses only U.S. Holders that will own their ordinary shares as capital assets (generally, for investment) and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to acquire our ordinary shares. Certain aspects of U.S. federal income taxation relevant to a holder of our ordinary shares that is not a U.S. Holder and not a partnership or other pass-through entity or arrangement (a “Non-U.S. Holder”) are also discussed below.

This discussion is based on current provisions of the Code, current and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis.  This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such holder’s individual circumstances.  In particular, this discussion does not address the potential application of any alternative minimum tax or U.S. federal income tax considerations to U.S. Holders that are subject to special treatment, including, without limitation:

•	Broker-dealers or insurance companies;

•	Dealers or traders in securities, commodities or currencies;

•	Traders that have elected the mark-to-market accounting method;

•	Tax-exempt entities, accounts, organizations or retirement plans;

•	Grantor trusts;

•	Partnerships or other pass-through entities or arrangements;

•	Partners or other equity owners in partnerships or other pass-through entities or arrangements that hold our ordinary shares through such an entity or arrangement;

•	U.S. Holders selling our ordinary shares short;

•	U.S. Holders deemed to have sold our ordinary shares in a “constructive sale”;

•	S corporations;

•	Banks, financial institutions or “financial services entities”;

•	Persons that hold their ordinary shares as part of a straddle, “hedge,” “integrated” or “conversion transaction” with other investments;

•	Certain former citizens or long-term residents of the United States;

•	Persons that acquired their ordinary shares upon the exercise of employee share options or otherwise as compensation;

•	Real estate investment trusts or regulated investment companies;

•	Pension funds;

•	Persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement;

•	Persons that own directly, indirectly or by attribution at least 10% of our ordinary shares by vote or value; or

•	Persons that have a functional currency that is not the U.S. dollar.

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

U.S. Holders may have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income, provided a deduction is claimed for all of the foreign income taxes the U.S. Holder pays or accrues in the particular year or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The deduction, however, is not subject to the limitations applicable to foreign tax credits, but may be subject to other limitations and each U.S. Holder is urged to consult its tax advisor. The amount of non-U.S. income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Distributions of current or accumulated earnings and profits generally will be “passive category income” for U.S. foreign tax credit purposes. The total amount of allowable foreign tax credits in any year generally cannot exceed the pre-credit U.S. tax liability for the year attributed to non-U.S. source taxable income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.  Pursuant to applicable United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on the ordinary shares, depending on the nature of such foreign tax. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable United States Treasury regulations.

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

For our taxable year ended December 31, 2022, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2022 and prior taxable years. The tests for determining PFIC status require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, the aggregate value of our gross assets is likely to be determined in part by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.

If we were a PFIC, each U.S. Holder would (unless it made one of the elections discussed below on a timely basis) be taxed on gain recognized from the disposition of our ordinary shares (including gain deemed recognized if the ordinary shares are used as security for a loan) and upon receipt of certain excess distributions with respect to our ordinary shares as if such income had been recognized ratably over the U.S. Holder’s holding period for the ordinary shares.  The U.S. Holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current year and to any period prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other period to which income is allocated, and an interest charge on the tax as so computed would also apply.  The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses. Further, if we are a PFIC during any year in which a U.S. Holder owns our ordinary shares, each U.S. Holder generally will be required to file an annual report with the IRS on Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to us (regardless of whether a QEF or mark-to-market election (described below) is made). If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above unless such U.S. Holder elects to apply the QEF or the mark-to-market election (described below) and certain conditions are met.

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

Non-U.S. Holders generally are not subject to information reporting or backup withholding with respect to dividends paid on, or the proceeds from the disposition of, ordinary shares, provided that such Non-U.S. Holder certifies to its foreign status, or otherwise establishes an exemption.

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

J.            Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a portion of our revenues in foreign currencies, mainly in Euros and incur a portion of our expenses in foreign currencies, mainly in NIS, but also in Euros and other foreign currencies. As more fully described below, commencing in 2022, we engaged in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations. However, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuations in foreign currency exchange rates on such results.

In addition, as of December 31, 2022, we had cash and cash equivalents, including short- and long-term bank deposits and short- and long-term marketable securities, of $432.0 million. As of that date, approximately 98% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

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

Exposure to Interest Rate Fluctuations

Approximately 31% of our cash throughout the world is invested in fixed-income securities which are affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These securities are readily available for sale and are treated as such in our financial statements.

Consequently, our investments are exposed to risks relating to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. This is because an increase in market interest rates could have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio. Similarly, in a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities held earlier than initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments.

Our investments portfolio consists primarily of investments in foreign banks and government debentures, corporate debentures and bank deposits. As of December 31, 2022, approximately 8% of our portfolio was invested in foreign banks and government debentures, 23% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Exposure to Currency Fluctuations

Approximately 89% of our sales in 2022 were denominated in dollars or are dollar-linked, and we incur most of our expenses in dollars, NIS, and Euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar, and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC 830 “Foreign Currency Matters.” Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

We monitor our foreign currency exposure and, from time to time, we use currency forward contracts in order to protect against the increase in value of forecasted non-dollar currency cash flows and to hedge future anticipated payments. As of December 31, 2022, we had outstanding currency forward contracts in the total amount of approximately $62.2 million to hedge portions of our forecasted expenses denominated in NIS. These forward contracts expire on various dates until September 30, 2023. However, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of change in currency exchange rates.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the NIS and Euro. For example, if there were no changes in the average exchange rates of the dollar relative to the NIS and Euro during the year in 2022 compared to the average exchange rates in 2021, our revenues would have been higher in an amount of $0.8 million, and our expenses would have been higher by an amount of $5.8 million. Assuming our revenues and expenses in 2022 remain at the same level and with the same currency mix as in 2022, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $3.3 million and an increase in our expenses of $14.2 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and Euro:

	U.S. dollar against:
Year ended December 31,	NIS	Euro
2018	8.1%	4.6%
2019	(7.8)%	2.0%
2020	(7.0)%	(8.5)%
2021	(3.3)%	8.4%
2022	13.2%	6.1%

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.          Debt Securities

Not applicable.

B.          Warrants and Rights

Not applicable.

C.          Other Securities

Not applicable.

D.          American Depositary Shares

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

•             Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2022. Based on this evaluation, our President and Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2022 based on these criteria.

•             Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by Kost, Forer, Gabbay & Kasierer (a Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2022.

This annual report includes an attestation report of our independent registered public accounting firm regarding management’s assessment of internal control over financial reporting on page F-5 of our audited consolidated financial statements set forth in Item 18 “Financial Statements”.

•             Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2022, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Although some of our workforce is or was working remotely during 2022 as a result of the COVID-19 pandemic, there were no material changes to our existing internal control over financial reporting as a result of this.

ITEM 16.             [RESERVED]

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Ms. Naama Zeldis, a member of our Audit Committee, is an “audit committee financial expert” as defined in the applicable regulations and has the requisite financial experience as defined by the Nasdaq listing standards. Our Board of Directors has determined that each member of our Audit Committee is “independent” as such term is defined in the Nasdaq listing standards. The education and experience of the Audit Committee financial expert is presented in Item 6.A “Directors and Senior Management”.

ITEM 16B.           CODE OF ETHICS

We have adopted a Code of Conduct and Ethics that applies to all directors, officers and employees of the Company, including our President and Chief Executive Officer, Chief Financial Officer, Director of Finance and Corporate Controller.  Our Code of Conduct and Ethics has been posted on our Internet website, http://www.radware.com/corporategovernance/ (information contained on our website, including in our Code of Conduct and Ethics, is not incorporated herein by reference and shall not constitute part of this annual report). The Company will promptly disclose to our shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the Code of Conduct and Ethics applicable to our directors or officers by posting such information on our website.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held in December 2022, our shareholders approved the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (Ernst & Young), to serve as our independent auditors until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by Ernst & Young and the percentage of each of the fees out of the total amount paid to them classified by category:

	Year Ended December 31,
	2021*		2022*
	(US$ in thousands)
Audit Fees (1)	405	42%	480	62%
Audit-Related Fees (2)	234	25%	-	0%
Tax Fees (3)	190	20%	214	28%
All Other Fees (4)	127	13%	78	10%
Total	956	100%	772	100%

* All of the services in the above table were approved by the Audit Committee.

(1) Audit Fees include fees associated with the annual audit, including the audit of internal control over financial reporting, the reviews of the Company’s quarterly financial statements, statutory audits required internationally, acquisition audit procedures and Critical Audit Matters assessment, consents and assistance with, and review of, documents filed with the SEC.

(2) Audit-Related Fees include assurance and related services that traditionally are performed by the independent accountant, including due diligence services related to mergers and acquisitions, internal control reviews, attest services related to financial reporting that are not required by statute or regulation and consultation concerning financial accounting and reporting standards (not classified as audit fees).

(3) Tax Fees include tax compliance, including the preparation of tax returns, tax planning and tax advice, including assistance with tax audits and appeals, advice related to acquisitions, transfer pricing and assistance with respect to requests for rulings from tax authorities.

(4) Other Fees include fees for consultation with Company management about accounting or disclosure treatment of transactions or events and consulting services such as obtaining grants from the Government of Israel for approved research and development projects.

Audit Committee’s pre-approval policies and procedures

Our Audit Committee oversees our independent auditors.  See also the description in Item 6.C “Board Practices.”

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

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2022, we repurchased an aggregate amount of $60.3 million of our ordinary shares under publicly announced share repurchase plans, as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (in US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet To Be Purchased Under the Plans (1)(2)(3)
January 1 through 31	166,939	31.82	166,939	$22,306,751
February 1 through 28	200,342	31.77	200,342	$15,942,650
March 1 through 31	378,806	31.90	378,806	$3,857,823
April 1 through 30	468,722	31.13	468,722	$69,268,176
May 1 through 31	208	23.96	208	$69,263,192
June 1 through 30	132,804	21.83	132,804	$66,364,144
July 1 through 31	154,267	21.90	154,267	$62,985,712
August 1 through 31	43,607	21.82	43,607	$82,034,324
September 1 through 30	87,717	21.58	87,717	$80,141,405
October 1 through 31	10,000	21.76	10,000	$79,923,830
November 1 through 30	255,507	20.29	255,507	$74,739,543
December 1 through 31	371,000	19.65	371,000	$67,448,281

(1) In May 2020, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $56.8 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. This plan was announced on May 6, 2020 and expired on May 5, 2021.

(2) In February 2021, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2021 Plan”). The 2021 Plan was comprised of a combination of the unused balance of a share repurchase plan announced in 2020 and new authorization of additional share repurchases. The 2021 plan was first announced on February 16, 2021 and expired on May 6, 2022.

(3) In March 2022, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2022 Plan”). In addition to the 2022 Plan, the 2021 Plan remained in effect and available for repurchases. The initial 2022 Plan was announced on March 2, 2022. In August 2022, the Company’s Board of Directors authorized an increase in the repurchase authority under the 2022 Plan by an additional $20 million, to a total of up to $100 million.  The 2022 Plan will expire on October 31, 2023.

ITEM 16F.            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.           CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on the Nasdaq Global Select Market.  As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the Nasdaq rules, including the Nasdaq corporate governance requirements.  The Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC.  Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of Nasdaq applicable to domestic U.S. listed companies:

•
The Nasdaq rules require that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. Our Articles of Association provide that the quorum for any meeting of shareholders is 35% or more of the voting rights in the Company, consistent with the Nasdaq rules; however, we have chosen to follow home country practice with respect to the quorum requirements of an adjourned shareholders meeting. Our Articles of Association, as permitted under the Israeli Companies Law and Israeli practice, provide that a meeting adjourned for lack of a quorum of at least 35% of the voting power, if convened upon requisition under the provisions of the Companies Law, shall be dissolved, but, in any other case, it shall be adjourned and, at such reconvened meeting, the required quorum consists of any two members present in person or by proxy.

•
The Nasdaq rules require shareholder approval of share option plans and other equity compensation arrangements available to officers, directors or employees and any material amendments thereto. We have decided to follow home country practice in lieu of obtaining shareholder approval for our current or future equity incentive plans.  However, subject to exceptions permitted under the Companies Law, we are required to seek shareholder approval of any grants of options and other equity-based awards to directors and controlling shareholders or plans that require shareholder approval for other reasons.

•
Additionally, we have chosen to follow our home country practice in lieu of the requirements of Nasdaq Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. Specifically, we file annual reports on Form 20-F, which contain financial statements audited by an independent accounting firm, electronically with the SEC and post a copy on our website.

Although we may rely on certain home country corporate governance practices, we must comply with Nasdaq Rule 5625 Notification of Noncompliance and Rule 5640 Voting Rights. Further, we must have an audit committee charter that satisfies Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and that consists of committee members that meet the independence requirements of Rule 5605(c)(2)(A).

To the extent permitted by Nasdaq rules, we may in the future elect to follow Israel corporate governance practices in lieu of Nasdaq corporate governance rules with regard to other matters.

ITEM 16H.           MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.            DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.             FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.             EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1¶	Memorandum of Association (A)
1.2	Amended and Restated Articles of Association (B)
2.1	Description of the Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (C)
4.1	Form of Directors and Officers Indemnity Deed (D)
4.2	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters (E)
4.3	1997 Key Employee Share Incentive Plan, as amended and restated (F)
4.4	1997 Key Employee Share Incentive Plan—2010 Addendum (for international grantees) (G)
4.5	Radware Ltd. – 2010 Employee Share Purchase Plan (H)
4.6	Amended and Restated Compensation Policy for Executive Officers and Directors (I)
4.7#	Asset Purchase Agreement, dated as of February 16, 2022, by and between Radware Ltd. and SecurityDAM Ltd. (J)
8.1*	List of Subsidiaries
12.1*	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the inline XBRL document).

¶ Translated from Hebrew

# Certain confidential portions (indicated by brackets and asterisks) have been omitted from this exhibit.

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
(D) Incorporated by reference to Appendix B to the Proxy Statement filed as Exhibit 1.2 to Report of Foreign Private Issuer on Form 6-K submitted to the SEC on July 28, 2011.
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
(J) Incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 11, 2022.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD. By: /s/ Roy Zisapel Roy Zisapel President and Chief Executive Officer

Date: March 30, 2023

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Radware Ltd. and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 30, 2023, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition

Description of the Matter
As described in Note 2 to the consolidated financial statements, some of the Company’s contracts with customers consist of products, services and subscriptions, which are accounted for as separate performance obligations when they are distinct. In such cases, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis and recognizes associated revenue as control is transferred to the customer.

Auditing the estimate of standalone selling price for performance obligation not sold separately involved subjective auditor judgment due to the absence of directly observable data which requires the Company to make subjective assumptions used to estimate the standalone selling price for each performance obligation. Standalone selling price for products and services can evolve over time due to changes in the Company’s pricing practices that are influenced by intense competition, changes in demand for products and services, and economic factors, among others. Given these factors, the related audit effort in evaluating management’s judgments in determining revenue recognition for these customer contracts was extensive and required subjective auditor judgment.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to the revenue recognition process, including the estimate of standalone selling prices for each distinct performance obligation and review of assumptions used.

Our audit procedures included testing management's estimate of standalone selling price for each distinct performance obligation included, among others, evaluating the appropriateness of the methodology applied and the reasonableness of management’s judgment and assumptions by comparing these assumptions with prior years and with the Company's and industry’s general and specific trends. We also inspected the source of historical data, pricing and other observable inputs such as customer grouping, tested the mathematical accuracy of the underlying data and evaluated the accounting policies and practices related to the estimate of standalone selling prices by management. In addition, we have tested the accuracy of management’s allocation of the transaction price to the performance obligations contained within sampled contracts and purchase orders with customers and evaluated whether revenue was recognized in the appropriate amounts and period. We also evaluated and tested the Company’s disclosures included in Note 2 to the consolidated financial statements.

Accounting for the acquisition of SecurityDAM Ltd.

Description of the Matter
During 2022, the Company completed the assets acquisition of SecurityDAM Ltd. (“SecurityDAM”), a related party, for total consideration of $39.5 million, as disclosed in Note 3 to the consolidated financial statements. The transaction was accounted for as a business combination in accordance with ASC 805 “Business Combinations”.

Auditing the Company’s accounting for this acquisition was complex due to the estimation uncertainty in the Company’s determination of the fair value of the developed technology in the amount of $12.7 million. The estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the developed technology. The Company used the Multi-Period Excess Earning Method (“MPEEM”), which is a variation of the discounted cash flow method, to measure the fair value of the developed technology. The significant assumptions used to estimate the fair value of the developed technology included, among others, discount rates and certain assumptions that form the basis of the forecasted results (e.g., revenue growth rates and profitability margins). These assumptions are forward looking and could be affected by future economic and market conditions. Given these factors, the related audit effort in evaluating management’s significant assumptions in determining the fair value of the developed technology was extensive and required subjective auditor judgment.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the Company’s accounting for business combination. This included testing controls over the estimation process supporting the recognition and measurement of the developed technology and management’s judgment and evaluation of underlying assumptions and estimates with regard to the fair values of the developed technology.

To test the estimated fair value of the developed technology, we performed audit procedures that included, among others, evaluating the Company’s selection of the valuation methodology, evaluating the methods and significant assumptions used by the Company’s valuation specialist, performing sensitivity tests and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. We involved our valuation specialists in assisting with our evaluation of the methodology used by the Company and the significant assumptions included in the fair value of the developed technology. We compared the significant assumptions to current industry, market and economic trends, and to the historical results of the developed technology. Specifically, when assessing the key assumptions, we focused on the discount rate, revenue growth rates profitability margins assumptions and changes in the technology that would drive these forecasted growth rates.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company's auditor since 2002.
Tel-Aviv, Israel
March 30, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Radware Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Radware Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 30, 2023 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
Tel-Aviv, Israel
March 30, 2023

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2022	2021

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$46,185	$92,513
Marketable securities	44,180	39,497
Short-term bank deposits	207,679	155,879
Trade receivables, net of allowance for credit losses of $174 at December 31, 2022 and 2021	17,752	13,191
Other current assets and prepaid expenses	7,196	8,046
Inventories	11,428	11,580

Total current assets	334,420	320,706

LONG-TERM INVESTMENTS:

Marketable securities	90,148	98,224
Long-term bank deposits	43,765	79,708
Other assets	2,146	2,454

Total long-term investments	136,059	180,386

Property and equipment, net	21,068	20,240
Operating lease right-of-use assets	23,078	24,829
Intangible assets, net	19,686	10,731
Goodwill	68,008	41,144
Other long-term assets	41,269	37,334

Total assets	$643,588	$635,370

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2022	2021

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables	$6,464	$4,310
Deferred revenues	108,243	99,922
Operating lease liabilities	4,685	5,090
Employees and payroll accruals	32,380	26,284
Other payables and accrued expenses	12,263	30,281

Total current liabilities	164,035	165,887

LONG-TERM LIABILITIES:

Deferred revenues	72,219	67,065
Operating lease liabilities	19,461	22,360
Other long-term liabilities	19,430	10,065

Total long-term liabilities	111,110	99,490

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:

Share capital -
Ordinary shares of NIS 0.05 par value - Authorized: 90,000,000 at December 31, 2022 and 2021; Issued: 61,345,900 and 60,641,047 shares at December 31, 2022 and 2021, respectively; Outstanding: 44,306,891 and 45,871,957 shares at December 31, 2022 and 2021, respectively	732	730
Additional paid-in capital	498,168	471,173
Treasury shares 17,039,009 and 14,769,090 of ordinary shares at December 31, 2022 and 2021, respectively	(303,299)	(243,023)
Accumulated other comprehensive loss	(4,844)	(455)
Retained earnings	141,402	141,568

Total Radware Ltd. shareholders' equity	332,159	369,993

Non-controlling interest	36,284	-

Total shareholders’ equity	368,443	369,993

Total liabilities and shareholders’ equity	$643,588	$635,370

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands, except share data

	Year ended December 31,
	2022	2021	2020

Revenues:
Products	$172,161	$170,438	$132,934
Services	121,265	116,058	117,093

Total revenues	293,426	286,496	250,027

Cost of revenues:
Products	43,014	42,191	34,645
Services	10,870	10,255	10,439

Total cost of revenues	53,884	52,446	45,084

Gross profit	239,542	234,050	204,943

Operating expenses, net:

Research and development, net	86,562	74,098	66,836
Sales and marketing	126,533	119,842	113,015
General and administrative	29,786	21,885	18,924

Total operating expenses, net	242,881	215,825	198,775

Operating income (loss)	(3,339)	18,225	6,168
Financial income, net	8,052	4,407	7,796

Income before taxes on income	4,713	22,632	13,964
Taxes on income	4,879	14,821	4,328

Net income (loss) attributable to Radware Ltd.’s shareholders	$(166)	$7,811	$9,636

Basic net earnings (loss) per share	$(0.00)	$0.17	$0.21

Diluted net earnings (loss) per share	$(0.00)	$0.16	$0.20

Weighted average shares used to compute net income (loss) per share:

Basic	44,943,168	45,919,835	46,460,974

Diluted	44,943,168	47,503,091	47,739,540

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Net income (loss)	$(166)	$7,811	$9,636

Other comprehensive income (loss) before tax:
Unrealized gains (losses) on marketable securities:
Changes in unrealized gains (losses)	(5,046)	(2,999)	339
Less: reclassification adjustments for gains included in net income (loss)	68	438	144
Cash flow hedging activities adjustments:
Changes in unrealized gains (losses)	(3,427)	-	(1,122)
Less: reclassification adjustments for gains included in net income (loss)	(2,795)	-	(1,122)

Other comprehensive income (loss) before tax	(5,610)	(2,561)	483
Unrealized gains (losses) on marketable securities:
Income tax benefits (income tax expenses) related to components of other comprehensive income (loss)	1,145	589	(111)
Cash flow hedging activities adjustments:
Income tax benefits (income tax expenses) related to components of other comprehensive income (loss)	76	-	-

Income tax benefits (income tax expenses) related to components of other comprehensive income (loss)	1,221	589	(111)

Other comprehensive income (loss), net of tax	(4,389)	(1,972)	372

Comprehensive income (loss) attributable to Radware Ltd.’s shareholders	$(4,555)	$5,839	$10,008

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of outstanding ordinary shares	Share Capital	Additional paid-in capital	Treasury stock, at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total Radware Ltd. shareholders’ equity	Non-controlling interest	Total shareholders’ equity

Balance as of January 1, 2020	46,987,757	$710	$414,581	$(145,226)	$1,145	$124,121	$395,331	$-	$395,331

Repurchase of ordinary shares	(1,953,960)	-	-	(45,326)	-	-	(45,326)	-	(45,326)
Issuance of shares upon exercise of share options and vesting of restricted shares units	1,353,092	11	11,892	-	-	-	11,903	-	11,903
Share-based compensation	-	-	16,545	-	-	-	16,545	-	16,545
Other comprehensive income, net of tax	-	-	-	-	372	-	372	-	372
Net income	-	-	-	-	-	9,636	9,636	-	9,636

Balance as of December 31, 2020	46,386,889	721	443,018	(190,552)	1,517	133,757	388,461	-	388,461

Repurchase of ordinary shares	(1,871,119)	-	-	(52,471)	-	-	(52,471)	-	(52,471)
Issuance of shares upon exercise of share options and vesting of restricted shares units	1,356,187	9	10,581	-	-	-	10,590	-	10,590
Share-based compensation	-	-	17,574	-	-	-	17,574	-	17,574
Other comprehensive loss, net of tax	-	-	-	-	(1,972)	-	(1,972)	-	(1,972)
Net income	-	-	-	-	-	7,811	7,811	-	7,811

Balance as of December 31, 2021	45,871,957	730	471,173	(243,023)	(455)	141,568	369,993	-	369,993

Repurchase of ordinary shares	(2,269,919)	-	-	(60,276)	-	-	(60,276)	-	(60,276)
Issuance of shares upon exercise of share options and vesting of restricted shares units	704,853	2	2,032	-	-	-	2,034	-	2,034
Share-based compensation	-	-	24,963	-	-	-	24,963	1,284	26,247
Other comprehensive loss, net of tax	-	-	-	-	(4,389)	-	(4,389)	-	(4,389)
Issuance of Preferred A shares in subsidiary	-	-	-	-	-	-	-	35,000	35,000
Net loss	-	-	-	-	-	(166)	(166)	-	(166)

Balance as of December 31, 2022	44,306,891	$732	$498,168	$(303,299)	$(4,844)	$141,402	$332,159	$36,284	$368,443

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Cash flows from operating activities:

Net income (loss)	$(166)	$7,811	$9,636
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	11,692	10,196	10,559
Share-based compensation	27,353	17,574	16,545
Gain on sale of marketable securities	(68)	(438)	(639)
Amortization of premiums, accretion of discounts and accrued interest on marketable securities, net	2,345	2,720	931
Changes in accrued interest on bank deposits	(2,480)	2,424	(1,210)
Increase in accrued severance pay, net	219	468	202
Decrease (increase) in trade receivables, net	(4,561)	3,657	5,762
Changes in deferred income taxes, net	(1,986)	(3,466)	333
Increase in other assets and prepaid expenses	(374)	(4,625)	(5,217)
Decrease in inventories	152	2,355	5
Increase (decrease) in trade payables	2,154	428	(2,433)
Increase in deferred revenues	13,475	20,063	16,797
Increase (decrease) in other payables and accrued expenses	(14,054)	12,238	11,305
Operating lease right-of-use assets	6,033	5,532	5,593
Operating lease liabilities	(7,586)	(5,163)	(4,304)

Net cash provided by operating activities	32,148	71,774	63,865

Cash flows from investing activities:

Purchase of property and equipment	(8,814)	(5,603)	(8,671)
Proceeds from (investing in) other long-term assets	35	49	(110)
Proceeds from (investing in) bank deposits	(13,377)	24,448	(23,878)
Purchase of marketable securities	(49,217)	(88,300)	(32,981)
Proceeds from maturity of marketable securities	34,589	59,980	29,452
Proceeds from sale of marketable securities	10,766	17,275	21,820
Payment for the business acquisition of SecurityDAM Ltd.	(30,000)	-	-

Net cash provided by (used in) investing activities	(56,018)	7,849	(14,368)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2021	2020

Cash flows from financing activities:

Proceeds from exercise of share options	2,034	10,590	11,903
Payment of deferred consideration related to acquisition	-	-	(2,054)
Proceeds from issuance of Preferred A shares in subsidiary	35,000	-	-
Repurchase of ordinary shares	(59,492)	(52,471)	(45,326)

Net cash used in financing activities	(22,458)	(41,881)	(35,477)

Increase (decrease) in cash and cash equivalents	(46,328)	37,742	14,020
Cash and cash equivalents at the beginning of the year	92,513	54,771	40,751

Cash and cash equivalents at the end of the year	$46,185	$92,513	$54,771

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$18,069	$2,748	$1,314

Non-cash investing activities:

Right-of-use assets recognized with corresponding lease liabilities	$4,282	$2,538	$15,272

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.	Radware Ltd. (the "Company"), an Israeli company commenced operations in April 1997. The Company and its subsidiaries (the "Group") are engaged in the development, manufacture and sale of cyber security and application delivery solutions for cloud, on-premise, and Software Defined Data Centers (“SDDC”). The Group’s solutions secure the digital experience by providing infrastructure, application, and corporate IT protection and availability services to enterprises globally. The Group’s solutions are deployed by, among others, enterprises, carriers and cloud service providers worldwide.

b.

On February 17, 2022, the Company acquired all of the technology and other intangible assets from SecurityDAM Ltd., which was a related party and the sole single-managed security service provider of the Company for a total consideration of (1) $30,000 in cash and (2) additional contingent consideration of up to $12,500 based on the revenues of the Company’s cloud DDoS protection service subsequent to the acquisition. For additional details, see also Note 3 and Note 17b.

During 2021 and 2020, the Group depended on SecurityDAM Ltd. as a sole single-managed security service provider, which was a related party, to provide services as part of its protection services.

c.	On January 18, 2022, the Company established SkyHawk (CNP) Security Ltd. ("Skyhawk") and transferred to Skyhawk all of the intangible assets related to the Cloud Native Protector business. On April 29, 2022, Skyhawk entered into Series A Preferred Share Agreement (the "Agreement"). According to the Agreement, Skyhawk issued 31,210,708 Preferred A Shares NIS 0.001 par value each for a total consideration of $35,000. During the year ended December 31, 2022, Skyhawk was engaged mainly in research and development activities and recorded immaterial revenues. For additional details, see also Note 2y.

d.	The Company has established wholly-owned subsidiaries in various countries worldwide. The Company's subsidiaries are engaged primarily in sales, marketing and support activities of its core products.

e.

The Group primarily relies on two original design manufacturers to supply certain hardware platforms and components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary components, the Group will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's operation and financial performance.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL (Cont.)

f.

Following Russia’s invasion of Ukraine during February 2022, the United States and other countries imposed economic sanctions and severe export control restrictions against Russia and Belarus, and the United States and other countries could impose wider sanctions and export restrictions and take other actions should the conflict further escalate. Any exports or sales into Russia and Belarus may be impacted by these restrictions. Monitoring and ensuring compliance with these complex laws is challenging. The Group undertakes precautions to ensure that the Group or the Group’s customers comply with all relevant sanctions-related regulations, and any failure by the Group or the Group’s customers to comply with such laws and regulations could have negative consequences for the Group, including reputational harm, government investigations and penalties.

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

The consolidated financial statements include accounts of the Company's wholly-owned subsidiaries as well as Skyhawk in which the Company controls the majority voting rights. All intercompany transactions and balances have been eliminated upon consolidation.

Non-controlling interests of subsidiaries represents the amount of funds received in exchange for the non-controlling interests in Skyhawk and share-based compensation expenses for equity awards of certain subsidiaries granted to employees of those subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. For additional details, see also Note 2y.

d.	Cash equivalents:

Cash equivalents are short-term highly-liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

e.	Bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost, which approximate market values.

Bank deposits with maturities of more than one year are included in long-term bank deposits. Long-term bank deposits are stated at cost, which approximates market values.

f.	Investment in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, "Investments - Debt Securities". Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies its marketable securities as either short-term or long-term based on each instrument's underlying contractual maturity date and the entity's expectations of sales and redemptions in the following year.

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

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities are included in financial income, net in the Company’s consolidated statements of income (loss).

Commencing January 1, 2020, the Company adopted Accounting Standard Update (“ASU”) 2016-13, Topic 326 which modified the other than temporary impairment model for available-for-sale debt securities. Available-for-sale securities are periodically evaluated for unrealized losses. For unrealized losses in securities that the Company intends to hold and will not more likely than not be required to sell before recovery, the Company further evaluates whether declines in fair value below amortized cost are due to credit or non-credit related factors. The Company considers credit related impairments to be changes in value that are driven by a change in the creditor's ability to meet its payment obligations and records an allowance and recognizes a corresponding loss in financial income, net when the impairment is incurred.

Unrealized non-credit related losses and unrealized gains, net of tax, are reported as a separate component of accumulated other comprehensive income (loss) in the consolidated balance sheets until realized. Credit loss impairments for the years ended December 31, 2022, 2021 and 2020 were immaterial.

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $397, $2,028 and $616 in 2022, 2021 and 2020, respectively, and have been included in cost of revenues of products in the Company’s consolidated statements of income (loss).

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Work-in-progress and finished products - raw materials as above with the addition of subcontracting costs, calculated on the basis of direct subcontractors costs and with direct overhead costs.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers, peripheral equipment and software	15 - 33 (mainly 33)
Office furniture and equipment	6 - 20 (mainly 15)
Leasehold improvements	Over the shorter of the term of the lease or the useful life of the asset

i.	Impairment of long-lived assets and intangible assets subject to amortization:

Property and equipment, right-of-use asset for leases and intangible assets subject to depreciation and amortization are reviewed for impairment in accordance with ASC No. 360, "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. Recoverability of assets (asset group) to be held and used is measured by a comparison of the carrying amount of an asset (asset group) to the future undiscounted cash flows expected to be generated by the assets (asset group). If such assets (asset group) are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets (asset group) exceeds the fair value of the assets (asset group).

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 6 to 9 years. All intangible assets are amortized over their estimated useful lives on a straight-line basis. During 2022, 2021 and 2020, no impairment losses were recorded.

j.	Goodwill:

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC No. 350 "Intangibles – Goodwill and Other" ("ASC 350"), goodwill is not amortized, but rather is subject to an annual impairment test. ASC 350 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances and written down when impaired. Goodwill is tested for impairment by comparing the fair value of each reporting unit with its carrying value.

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

The Company operates in one operating segment, and this segment is comprised of two reporting units. The Company conducts its annual test of impairment for goodwill on December 31st of each year, or more frequently if impairment indicators are present. No impairment loss was recorded during 2022, 2021 and 2020.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Leases:

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

l.	Contingencies

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss (see Note 11).

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Revenue recognition:

The Group's revenues are derived from sales of its products, services and subscriptions:

•
Revenues from physical products and software-based products are recognized when control of the promised goods is transferred to the customer, either upon shipment or when the product is delivered, depending on the commercial terms of each transaction. Revenues from cloud subscriptions, included as product revenues, are recognized ratably, on a straight-line basis, over the subscription period.

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

The Company's solutions are sold primarily through distributors and resellers, all of which are considered end-users.

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

The Company’s arrangements typically contain various combinations of its products, subscriptions and PCS, which are distinct and are accounted for as separate performance obligations. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price (“SSP”). If the SSP is not observable, the Company estimates the SSP taking into account available information such as geographic specific factors, customer grouping and internally approved historical pricing guidelines related to the performance obligation. For PCS, the Company determines the standalone selling price based on observable renewals prices. For subscriptions, the Company determines the standalone selling price based on standalone subscription transactions.

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

Deferred revenues represent mainly the unrecognized revenue collected for subscriptions and for PCS. Such revenues are recognized ratably over the term of the related agreement. Out of the gross deferred revenues balance at the beginning of the year ended December 31, 2022, approximately 64% was recognized as revenues during that year. Out of the gross deferred revenues balance at the beginning of the year ended December 31, 2022, an amount of $133,708 was recognized as revenues during that year.

As of December 31, 2022, the aggregate amount of remaining performance obligations from contracts with customers was $304,132. The Company expects to recognize approximately 60% of its remaining performance obligations as revenue over the next twelve months, with the remaining recognized up to five years.

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

The following table provides information about disaggregated revenues by major product line:

	Year ended December 31,
	2022	2021

Products	$84,508	$90,292
Services	103,966	103,220
Subscriptions	104,952	92,984

	$293,426	$286,496

For information regarding disaggregated revenues by geographical market, please see Note 15.

The balance of deferred revenues approximates the aggregate amount of the transaction price allocated to the remaining performance obligations at the end of reporting period. In general, the Company expects to recognize the long-term portion of deferred revenue mainly over the remaining service period of up to five years.

The Company records a provision for estimated sale returns, credits and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns and other known factors. Such provisions amounted to $1,034 and $2,494 as of December 31, 2022 and 2021, respectively. The provision for estimated sale returns and credits as of December 31, 2022 and 2021, is included in other payables and accrued expenses in the consolidated balance sheets.

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

Costs to obtain contracts:

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the products or services to which the asset relates. Sales commissions paid for new contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit and are included in sales and marketing expenses in the accompanying consolidated statements of income (loss). The Company applies judgment in estimating the amortization period, by taking into consideration its product life term, history of renewals, expected length of customer relationship, as well as the useful life of the underlying technology and products. As of December 31, 2022, the Company has determined the expected period of benefit to be approximately 3.35 years. Deferred commission costs capitalized are periodically reviewed for impairment.

As of December 31, 2022 and 2021, the amount of deferred commission was $25,517 and $23,940, respectively and is included in other long-term assets on the consolidated balance sheets.

During the year ended December 31, 2022 and 2021, the Company recorded amortization expenses in connection with deferred commissions in the amount of $13,075 and $10,091, respectively.

n.	Shipping and handling fees and costs:

Shipping and handling fees charged to the Company's customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a product cost of revenues in the consolidated statements of income (loss).

o.	Cost of revenues:

Cost of products is comprised of cost of software and hardware production, hosting, manuals, packaging, license fees paid to third parties, subcontractor fees, inventory write-offs and amortization of acquired technology.

Cost of services is comprised of cost of post-sale customer support and hosting services.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Warranty costs:

The Company generally provides a one-year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's historical experience. Warranty expenses for the years ended December 31, 2022, 2021 and 2020 were immaterial.

q.	Research and development expenses, net:

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

r.	Government grants:

The Company received non-royalty-bearing grants from the Israel Innovation Authority ("IIA") for approved research and development projects. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses, net.

Research and development grants deducted from research and development expenses, net amounted to $1,354, $962 and $924 for the years ended December 31, 2022, 2021 and 2020, respectively.

In addition, during 2021, an Israeli subsidiary of the Company received royalty-bearing grants from the IIA for approved research and development projects. These grants are recognized at the time the Israeli subsidiary is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses, net.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Accounting for share-based compensation:

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

Some of our subsidiaries have share option plans pursuant to which qualified directors and employees may be granted options for the purchase of securities of the subsidiaries. Share-based compensation expenses recorded on the subsidiaries' level are presented in non-controlling interests. The Company selected the Black-Scholes-Merton option pricing model to account for the fair value of its share option awards with only service conditions.

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

The Company selected the Black-Scholes-Merton option pricing model to account for the fair value of its share option awards with only service conditions and whereas the fair value of the restricted share units awards ("RSUs") is based on the market value of the underlying shares at the date of grant.

During 2020, the Board of Directors of the Company approved a market-condition based RSUs equity grant to the Chief Executive Officer of the Company. The vesting of the market-condition based RSUs granted during 2020 is dependent upon the Company's share performance over the requisite service period.

On July 28, 2022, the Board of Directors of the Company approved an equity grant to the Chief Executive Officer of the Company, which is comprised of RSUs, market-condition based RSUs and market-condition based share options. The equity grant includes grants for the years 2022, 2023 and 2024 and are fixed monetary amounts ($7,725, $5,000 and $5,000, respectively). The number of the equity instruments for the 2023 and 2024 grants will be determined based on the Company's share price at January 1, 2023 and January 1, 2024, respectively.

Market-condition based RSUs' vesting is dependent upon the fulfillment of certain market conditions and will vest, or partially vest, depending on the Company's share performance compared to other companies that are listed on the NASDAQ CTA Cybersecurity Index over the requisite service period, which is up to three years.

Market-based condition share options' vesting is dependent upon the fulfillment of certain market conditions will vest depending on the Company's share performance over the requisite service period, which is up to three years.

For the 2023 and 2024 grants, the Company recorded a liability in the amount of $150 and $956 which is included in other payables and accrued expenses and other long-term liabilities, respectively, in the consolidated balance sheets for the RSUs and the market-condition based RSUs as the Company has an obligation to issue a variable number of shares for which the monetary amount is fixed and the key terms and conditions of the equity grant are known.

The fair value of the market-condition based awards was determined using a Monte Carlo simulation methodology.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of each market-condition based RSUs and market-condition based share-options awards is estimated on the date of grant using the Monte Carlo model that uses the assumptions noted in the following table:

	Year ended December 31,
	2022	2021	2020

Risk free interest rate	2.74%-2.75%	-	0.36%
Dividend yields	0%	-	0%
Expected volatility	27.54%- 32.88%	-	24.97%
Weighted average expected term from grant date (in years)	2.43-5.17	-	4

The option-pricing models require a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical share price movements over an historical period equivalent to the option's expected term.

The expected option term represents the period of time that options are expected to be outstanding based on historical experience. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2022, 2021 and 2020 was estimated using the following weighted average assumptions:

Employees' share option plan:

	Year ended December 31,
	2022	2021	2020

Risk free interest rate	2.72%	0.89%	0.33%
Dividend yields	0%	0%	0%
Expected volatility	31%	27%	26%
Weighted average expected term from grant date (in years)	3.41	3.46	3.68

t.	Income taxes:

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

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalty, if any related to unrecognized tax benefits in its taxes on income in the consolidated statements of income (loss).

u.	Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables, net.

The majority of the Group's cash, cash equivalents and bank deposits are invested in major banks in Israel and the U.S. The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short-term and long-term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2022, 27%, 40%, and 34% of the Company’s short- and long-term bank deposits were deposited in major Israeli banks in Israel which are rated A, AAA and BBB+, respectively, as determined by the Israeli affiliate of Standard & Poor's ("S&P").

As of December 31, 2022, the maximal contractual duration of any of the Company's bank deposits was 2 years, the weighted average duration of the Company's deposits was 1.36 years, and the weighted average time to maturity was 0.62 years.

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

From a geographic perspective, 64% of the Company’s debt marketable securities portfolio was invested in debt securities of U.S. issuers, 6% was invested in debt securities of European issuers and 30% was invested in debt securities of other geographic-located issuers. As of December 31, 2022, 95% of the Company's debt marketable securities portfolio was rated A- or higher, as determined by S&P, and 5% was rated BBB or BBB+.

The trade receivables of the Group are mainly derived from sales to customers located primarily in the United States, Europe, the Middle East, Africa and Asia Pacific. The Company makes estimates of expected credit losses for the credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions and other factors that may affect its ability to collect from customers.

The estimated credit loss allowance is recorded as general and administrative expenses on the Company's consolidated statements of income (loss). In certain circumstances, the Company may require from its customers letters of credit, other collateral or additional guarantees.

For the years ended December 2022, 2021 and 2020, bad debt expenses were nil.

v.	Derivative and hedging activities:

The Company's risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, "Derivatives and Hedging" ("ASC 815"), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, an entity must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

Gains and losses on derivatives instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in accumulated other comprehensive income (loss) and reclassified into consolidated statements of income (loss) in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2022 and 2020, the Company entered into forward contracts to hedge a portion of anticipated New Israeli Shekel ("NIS") payroll and benefit payment. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured in fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses at the time that the hedged income or expense is recorded.

As of December 31, 2022, we had outstanding currency forwards contracts in the total amount of approximately $62,200 to hedge portions of our forecasted expenses denominated in NIS. These forwards contracts expire on various dates until September 30, 2023.

As of December 31, 2022, the Company recorded a liability in other payables and accrued expenses on its consolidated balance sheet in the amount of $632. The Company did not hold any outstanding forward contracts as of December 31, 2021.

For the year ended December 2022, 2021 and 2020, the Company recorded expenses of $318, nil and $79, respectively, in cost of revenues and $2,477, nil and $1,043, in operating expenses, respectively, related to its hedging forward contracts.

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2022, the Company expects to reclassify all of its unrealized losses from accumulated other comprehensive loss to earnings during the next twelve months.

w.	Employee related benefits:

Severance pay:

Effective April 1, 2007, the Company's agreements with employees in Israel, are under Section 14 of the Israeli Severance Pay Law, 1963. The Company’s contributions for severance pay have extinguished its severance obligation. Upon contribution of the full amount based on the employee’s monthly salary for each year of service, no additional obligation exists regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheets, as the Company is legally released from the obligation to pay severance amounts to employees once the required deposit amounts have been fully paid.

For the Company's employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company's liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and accruals. The value of these deposits recorded as an asset on the Company's balance sheet under other assets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amount of accrued severance payable recorded as a liability on the Company's balance sheet under other long-term liabilities as of December 31, 2022 and 2021 is $4,663 and $4,752, respectively.

Severance pay expenses for the years ended December 31, 2022, 2021 and 2020 amounted to approximately $5,369, $5,445 and $4,800, respectively. Accrued severance pay is included in other long-term liabilities in the consolidated balance sheets.

x.	Fair value of financial instruments:

The Company measures its cash equivalents, bank deposits, contingent consideration, derivative instruments and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs that are supported by little or no market activity.

The carrying amounts of cash equivalents, trade receivables, trade payables, short-term bank deposits, other current assets and prepaid expenses and other payables and accrued expenses, approximate at fair value because of their generally short maturities.

y. Non-controlling interests:

Non-controlling interests of subsidiaries represents the amount of funds received in exchange for the minority rights in Skyhawk and share-based compensation expenses for equity awards of certain subsidiaries granted to employees of those subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company.

On January 18, 2022, the Company established Skyhawk (CNP) Security Ltd. and transferred to Skyhawk all of the intangible assets related to the Cloud Native Protector. On April 29, 2022, Skyhawk entered into Series A Preferred Share Agreement (the "Agreement"). According to the Agreement, Skyhawk issued 31,210,708 Preferred A Shares NIS 0.001 par value each for a total consideration of $35,000 representing a price per share of $1.12.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Preferred Shares of Skyhawk are convertible into ordinary shares and confer upon the holders the right to receive notice to participate and vote in general meetings of Skyhawk and the right to receive dividends, if declared, in accordance with Articles of Association ("Skyhawk AoA") of Skyhawk.

The Preferred Shares shall confer upon the holders' liquidation and distribution preference and anti-dilution protection in accordance with the AOA certain other rights as set forth in the investors' rights agreement, moreover, Preferred Shares shall be entitled to receive the original issue price of the respective Preferred Share. The Company has evaluated the terms of the preferred shares and classifies the non-controlling interest represented by such preferred shares as shareholders’ equity in the accompanying consolidated balance sheets. Also, since the preferred shares do not represent a residual equity interest, net losses of the Company are not allocated to the preferred shares.

The Non-controlling interests presented in the Company's consolidated balance sheets as of December 31, 2022, comprise of $35,000 funds received in exchange for the non-controlling interests in Skyhawk and $1,284 share-based compensation expenses for equity awards of certain subsidiaries granted to employees of those subsidiaries.

z. Comprehensive income (loss):

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

aa.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity. The voting rights attached to treasury shares are revoked.

ab.	Basic and diluted net income (loss) per share:

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

The total number of ordinary shares related to outstanding share options excluded from the calculation of diluted income (loss) per share as they would have been anti-dilutive was 4,341,401, 35,208 and 916,440 for the years ended December 31, 2022, 2021 and 2020, respectively.

ac.	Business combinations:

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

When the Company acquires a business, the purchase price is allocated to the tangible and identifiable intangible assets, net of liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. The Company uses the Discounted Cash Flow Method to assign fair values to acquired identifiable intangible assets. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, forecasted future revenue, forecasted operating results, discount rates and the appropriate weighted-average cost of capital. These estimates are inherently uncertain and unpredictable.

These models are based on reasonable estimates and assumptions given available facts and circumstances, including industry estimates and averages, as of the acquisition dates and are consistent with the plans and estimates of management.

During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of income (loss).

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	ACQUISITIONS

On February 17, 2022, the Company acquired all of the technology and other intangible assets from SecurityDAM Ltd. ("SecurityDAM"), which was a related party and was the sole single-managed security service provider of the Company for a total consideration of (1) $30,000 in cash payable and (2) additional contingent consideration of up to $12,500 based on the revenues of the Company’s cloud DDoS protection service post acquisition. The contingent consideration was measured at fair value at the Closing Date and recorded as a liability in other long-term liabilities on the consolidated balance sheets in the amount of $9,525.

The acquisition was accounted for as a business combination and the purchase consideration was allocated to assets acquired and liabilities assumed based on their estimated fair values, as presented in the following table:

Consideration:
Cash consideration paid on closing date	$30,000
Contingent consideration fair value	9,525

Total purchase price	$39,525

Identifiable assets acquired:
Technology	$12,661
Goodwill	26,864

$39,525

The estimated useful life of the technology is approximately 6 years.

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and SecurityDAM's respective products and services. The goodwill is deductible for income tax purposes.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-MARKETABLE SECURITIES

Debt securities with contractual maturities of less than one year are as follows:

	December 31,
	2022				2021
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$18,642	$(537)	$-	$18,105	$18,246	$-	$107	$18,353
Corporate debentures	26,639	(595)	31	26,075	21,050	(5)	99	21,144

Total marketable securities	$45,281	$(1,132)	$31	$44,180	$39,296	$(5)	$206	$39,497

Debt securities with contractual maturities from one to three years are as follows:

	December 31,
	2022				2021
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$16,451	$(1,018)	$-	$15,433	$34,317	$(304)	$46	$34,059
Corporate debentures	77,876	(3,433)	-	74,443	64,699	(649)	115	64,165

Total marketable securities	$94,327	$(4,451)	$-	$89,876	$99,016	$(953)	$161	$98,224

Debt securities with contractual maturities of more than three years are as follows:

	December 31,
	2022				2021
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$-	$-	$-	$-	$-	$-	$-	$-
Corporate debentures	289	(17)	-	272	-	-	-	-

Total marketable securities	$289	$(17)	$-	$272	$-	$-	$-	$-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-MARKETABLE SECURITIES (Cont.)

Debt securities with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2022 are as follows:

	December 31, 2022
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	losses	value	losses	value	losses

Foreign banks and government debentures	$1,574	$(2)	$31,964	$(1,552)	$33,538	$(1,554)
Corporate debentures	27,677	(739)	69,838	(3,307)	97,515	(4,046)

Total available-for-sale marketable securities	$29,251	$(741)	$101,802	$(4,859)	$131,053	$(5,600)

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

As of December 31, 2022, and 2021, interest receivable amounted to $952 and $994, respectively, and is included within marketable securities in the consolidated balance sheets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, "Fair Value Measurements and Disclosures", the Company measures its cash equivalents, marketable securities, derivative instruments and contingent consideration at fair value on recurring basis. Cash equivalents and marketable securities are classified within Level 1 or Level 2 since these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The liability with respect to contingent consideration regarding SecurityDAM Ltd. acquisition is classified within Level 3, as this liability is valued using valuation techniques. Some of the inputs to these models are unobservable in the market.

The Company's financial assets and liabilities measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2022, and 2021:

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:

Money market funds	$3,642	$-	$-	$3,642

Available-for-sale:

Foreign banks and government debentures	-	33,539	-	33,539
Corporate debentures	-	100,789	-	100,789

Total financial assets	$3,642	$134,328	$-	$137,970

Liabilities
Derivative instruments	$-	$632	$-	$632
Contingent consideration	-	-	8,281	8,281

Total financial liabilities	$-	$632	$8,281	$8,913

	December 31, 2021
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:

Money market funds	$488	$-	$-	$488

Marketable securities:

Foreign banks and government debentures	-	52,412	-	52,412
Corporate debentures	-	85,309	-	85,309

Total financial assets	$488	$137,721	$-	$138,209

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

The table below presents the changes in Level 3 contingent consideration obligation measured on a recurring basis and related to business combination of SecurityDAM Ltd. in February 2022:

December 31, 2022

Fair value at the beginning of the year	$-
Acquisition date fair value of contingent consideration related to investment in SecurityDAM Ltd. (see Note 3)	9,525
Changes in the fair value of contingent consideration in SecurityDAM Ltd.	819
Reclassification of payable related to contingent consideration to other payables and accrued expenses (see Note 10)	(2,063)

Fair value at the end of the year	$8,281

The fair value of the contingent consideration related to the investment in SecurityDAM Ltd. was $8,281 as of December 31, 2022. The Company estimated the fair value of the contingent consideration using a predetermined percentage (as detailed in the agreement) out of expected revenues with a discount rate of between 9.32-10.4%.

Changes in the contingent consideration are recorded in the consolidated statements of income (loss) in operating expenses under general and administrative expenses.

NOTE 6:-  INVENTORIES

Inventories are comprised of the following:

	December 31,
	2022	2021

Raw materials and components	$1,899	$2,028
Work-in-progress	1,004	729
Finished products	8,525	8,823

	$11,428	$11,580

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021

Cost:

Computer, peripheral equipment and software	$108,914	$103,291
Office furniture and equipment	14,034	13,489
Leasehold improvements	8,185	7,493

	131,133	124,273
Accumulated depreciation:

Computer, peripheral equipment and software	92,918	88,323
Office furniture and equipment	11,374	10,504
Leasehold improvements	5,773	5,206

	110,065	104,033

Property and equipment, net	$21,068	$20,240

Depreciation expenses for the years ended December 31, 2022, 2021 and 2020 were $7,986, $8,339 and $8,666, respectively.

NOTE 8:-INTANGIBLE ASSETS, NET

Intangible assets:

	Weighted
	average
	amortization	December 31,
	period	2022	2021
	(years)
Cost:
Acquired technology	7.6	$45,607	$32,946
Customers relationships and brand name	5.8	9,817	9,817

		55,424	42,763
Accumulated amortization:
Acquired technology		25,921	22,215
Customers relationships and brand name		9,817	9,817

		35,738	32,032

Intangible assets, net		$19,686	$10,731

Amortization expenses for the years ended December 31, 2022, 2021 and 2020 were $3,706, $1,857 and $1,893, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-INTANGIBLE ASSETS, NET (Cont.)

Future estimated amortization expenses for the years ending:

December 31,

2023	$3,968
2024	3,968
2025	3,968
2026	3,725
2027 and thereafter	4,057

Total	$19,686

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

Aggregate lease payments for the right of use assets over the remaining lease period as of December 31, 2022, are as follows:

2023	$3,987
2024	5,073
2025	4,280
2026	3,234
2027	3,003
2028 and thereafter	6,713

Total undiscounted lease payments	$26,290

Less: adjustment to discounted lease payments	(2,144)

Total discounted lease payments	$24,146

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022:

Weighted-average remaining lease term (years):	6.42

Weighted-average discount rate:	2.7%

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-    LEASES (Cont.)

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2021:

Weighted average remaining lease term (years):	7.37

Weighted average discount rate:	2.7%

Total rent expenses for the years ended December 31, 2022, 2021 and 2020 were $6,856, $6,193 and $5,955, respectively (see also Note 17b).

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2022	2021

Accrued expenses and other	$5,067	$8,987
Subcontractors accrual	2,105	2,344
Accrued taxes	3,028	18,950
Contingent consideration related to acquisition	2,063	-

	$12,263	$30,281
NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Litigation:

From time to time, the Company is party to other various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows and that the Company has provided an adequate accrual to cover the costs to resolve such legal proceedings, demands and claims.

b.	Royalties:

A wholly owned Israeli subsidiary of the Company have been partially financed its research and development efforts through grants received from the Israeli Innovation Authority (the "IIA"). In connection with the IIA grants, the Company is committed to pay royalties to the IIA from its revenue, up to 100% of the amount of the grants received plus 3% annual interest, in accordance with the R&D Law and the rules and regulations thereunder. The grants are deducted from research and development expenses. As of December 31, 2022, the remaining contingent obligation of the Israeli subsidiary in connection with such payment of royalties is amounted to $333.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY

The Company's shares are listed for trade on the NASDAQ Global Select Market under the symbol "RDWR".

a.	Rights of shares:

Ordinary Shares:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividend, if declared.

b.	Treasury shares:

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

In March 2022, the Company’s Board of Directors authorized a new plan (the “2022 Plan”) for the repurchase of up to an aggregate of $80,000 of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions.

In August 2022, the Company’s Board of Directors authorized an increase in the repurchase authority under the 2022 Plan by an additional $20,000, to a total of up to $100,000. The 2022 Plan will expire on October 31, 2023.

c.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

d.	Radware Ltd. Share Option Plans:

The Company has two share option plans, the Company's Key Employee Share Incentive Plan (1997) as amended and restated (the "1997 Plan") and the Directors and Consultants Option Plan (the "DC Plan" and together with the 1997 Plan, Share Option Plans"). Under the Share Option Plans, options may be granted to officers, directors, employees and consultants of the Group. The exercise price per share under the Share Option Plans was generally not less than the market price of an ordinary share at the date of grant. The options vest primarily over four years. Each option is exercisable for one ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

Pursuant to the Share Option Plans, the Company reserved for issuance 34,412,967 ordinary shares.

RSUs:

In addition to granting share options, since 2013, the Company started to routinely grant RSUs under the 1997 Plan. RSUs vest primarily over a four-year period of employment. RSUs that are cancelled or forfeited become available for future grants.

The number of “Reserved and Authorized Shares” under the Equity Plans shall equal the sum of (i) the number of ordinary shares reserved and authorized under the Equity Incentive, and other awards granted under the Equity Incentive Plans as of such date, and (ii) the number of ordinary shares reserved.

As of December 31, 2022, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

2022

Share options exercised and outstanding	27,904,469
RSUs vested and outstanding	5,942,212
Ordinary shares available for issuance under the Equity Incentive Plans	566,286

Total reserved and authorized shares as of December 31, 2022	34,412,967

A summary of employees and directors options activity under the Company's Share Option Plans as of December 31, 2022 is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2022	2,150,312	$24.17	3.39	$37,566
Granted	250,284	25.55
Exercised	(155,406)	17.61
Expired	(26,775)	21.32
Forfeited	(260,386)	23.40

Outstanding at December 31, 2022	1,958,029	$25.01	3.15	$-

Exercisable at December 31, 2022	1,032,328	$24.29	2.41	$-

Vested and expected to vest at December 31, 2022	1,908,623	$24.98	3.15	$-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2022, 2021 and 2020 was $6.77, $6.87 and $4.74, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2022, there was approximately $4,091 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's Share Option plans. That cost is expected to be recognized over a weighted-average period of 1.61 years.

The total intrinsic value of options exercised during the years 2022, 2021 and 2020 was $1,894, $14,003 and $13,335, respectively.

The aggregate intrinsic value of the outstanding share options at December 31, 2022 and 2021, amounted to nil and 2,150,312, respectively, outstanding options that are in-the-money as of such dates. 1,958,029 outstanding options were out-of-the-money as of December 31, 2022.

The options outstanding under the Company's Share Option Plans as of December 31, 2022, have been separated into ranges of exercise price as follows:

December 31, 2022
Outstanding				Exercisable
		Weighted
		average	Weighted		Weighted
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$20.26-24.89	1,381,402	3.13	$23.22	767,214	$23.18
$25.25-29.10	370,385	2.73	$27.10	225,114	$26.59
$32.71-35.43	206,242	4.11	$33.20	40,000	$32.71

	1,958,029			1,032,328

The following table summarizes information relating to the number of RSUs, as well as changes to such awards during 2022:

Year ended December 31,
2022

Outstanding at January 1, 2022	2,220,311
Granted	1,947,499
Vested	(549,447)
Forfeited	(507,157)

Outstanding as of December 31, 2022	3,111,206

As of December 31, 2022, there was approximately $60,405 of total unrecognized compensation costs related to non-vested RSUs granted under the Company's Share Options Plans. That cost is expected to be recognized over a weighted-average period of 1.69 years.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2022, 2021 and 2020 were $21.31, $32.57 and $22.54, respectively.

The weighted-average grant date fair value of RSUs vested during the year ended December 31, 2022, 2021 and 2020 were $23.65, $21.77 and $18.18, respectively.

The weighted-average grant date fair value of RSUs forfeited during the year ended December 31, 2022, 2021 and 2020 were $22.88, $24.32 and $23.24, respectively.

Share-based compensation was recorded in the following items within the consolidated statements of income (loss):

	Year ended December 31,
	2022	2021	2020

Cost of revenues	$399	$236	$188
Research and development, net	7,215	5,412	4,409
Sales and marketing	11,196	8,811	8,315
General and administrative	7,286	3,115	3,633

Total expenses	$26,096	$17,574	$16,545

e.	Skyhawk (CNP) Security Ltd. Share Option Plans:

On April 12, 2022, the board of directors of Skyhawk Security established the Skyhawk (CNP) Security Ltd. 2022 Share Incentive Plan (the "Skyhawk Plan"). Under the Skyhawk Plan, options may be granted to officers, directors, employees and consultants of Skyhawk Security. The exercise price per share under the Skyhawk Plan was generally not less than the fair value of an ordinary share at the date of grant. The options vest primarily over four years. Each option is exercisable for one ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

As of December 31, 2022, there was approximately $5,941 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Skyhawk Plan. That cost is expected to be recognized over a weighted-average period of 1.61 years.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

Share-based compensation was recorded in the following items within the consolidated statements of income (loss):

Year ended December 31, 2022

Cost of revenues	$-
Research and development, net	77
Sales and marketing	45
General and administrative	1,135

Total expenses	$1,257

A summary of employees and directors options activity under the Skyhawk Share Option Plans as of December 31, 2022 is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2022	-	$-	-	-
Granted	20,467,841	0.33
Exercised	-	-	-	-
Expired	-	-	-	-
Forfeited	(125,848)	0.48	-	-

Outstanding at December 31, 2022	20,341,993	$0.33	6.43	-

Exercisable at December 31, 2022	-	$-	-	-

Vested and expected to vest at December 31, 2022	20,341,993	$0.33	6.43	-

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 13:-EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2022	2021	2020

Numerator for basic and diluted net earnings (loss) per share:

Net income (loss)	$(166)	$7,811	$9,636

Weighted average shares outstanding, net of treasury shares:

Denominator for basic net earnings (loss) per share	44,943,168	45,919,835	46,460,974
Effect of dilutive securities:
Employee share options and RSUs	-	1,583,256	1,278,566

Denominator for diluted net earnings (loss) per share	44,943,168	47,503,091	47,739,540

Basic net earnings (loss) per share	$(0.00)	$0.17	$0.21

Diluted net earnings (loss) per share	$(0.00)	$0.16	$0.20

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME

a.	General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2022	2021

Beginning balance	$5,312	$7,125
Decrease related to settlement with tax authorities	-	(4,258)
Decrease related to expired tax years	(723)	-
Additions for prior year tax positions	162	2,115
Decrease for prior year tax positions	(244)	(1,428)
Additions for current year tax positions	2,927	1,758

Ending balance	$7,434	$5,312

*) As of December 31, 2022 and 2021, unrecognized tax benefit of $1,906 and nil was presented net from deferred tax asset.

As of December 31, 2022, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

The Company adjusts the unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available.

During the years ended December 31, 2022, 2021 and 2020 a net amount of $236, $243 and $657, respectively, were added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2022, and 2021, the Company had accrued interest liability related to uncertain tax positions in the amounts of $390 and $97, respectively, which is included within other long-term liabilities on the consolidated balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within taxes on income in the consolidated statements of income.

During November 2021, the Company reached a settlement with the Israeli Tax Authority (“ITA”) regarding the Company's corporate tax returns for the years 2015-2018. As a result, the Company's Israeli tax returns have been examined for all years including and prior to fiscal 2018, and the Company is no longer subject to audit for these periods. The settlement amounted to a total payment of $9,279 (NIS 28,858). The Company had provisions for the related years in the amount of $4,258 which were offset against such payment. In addition, as part of the settlement with the ITA, the Company received additional deductible expenses in the amount of $5,190.

The Company's U.S subsidiary files income tax return in the U.S federal jurisdiction. As of December 31, 2022, the 2015 through 2021 tax years are open and may be subject to potential examinations in the U.S.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

The Company believes that it has adequately provided for any reasonably foreseeable outcome related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company's income tax provisions and accruals. Such differences could have a material effect on the Company's income tax provision and net income (loss) in the period in which such determination is made.

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

The Israeli corporate tax rate in 2022, 2021 and 2020 was 23%. A company is taxable on its real capital gains at the corporate tax rate in the year of sale.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)
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

On November 2, 2021, the Israeli Parliament approved a final bill regarding repatriations of trapped earnings out of Approved/Privileged Enterprises. The temporary provisions have come into effect as of November 15, 2021. The Israeli government agreed to grant relief on the amount of tax which should have been paid on distributable earnings in order to encourage companies to pay the reduced taxes during the next 12 months (the “temporary order”). The temporary order provides partial relief from previous Approved/Privileged Enterprise tax rates as defined in the Law for companies which opt to enjoy the privilege. The new temporary order does not require the actual distribution of the retained earnings, nor does it provide any relief from the 15% dividend withholding tax.

As part of the temporary order, the Company opted to implement the provisions included in the temporary order and completed the taxes on its trapped tax-exempt earnings. As a result, the Company paid $8,247 during 2022. As of December 31, 2021, the Company does not have any tax-exempted earnings attributable to its Beneficiary, Approved and Preferred Enterprise programs.

Through December 31, 2022, the Company has net operating carryforward losses of approximately $11,170, which can be carried forward and offset against taxable income in the future, for an indefinite period.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)
c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2022	2021	2020

Current taxes	$6,865	$18,287	$3,995
Deferred taxes	(1,986)	(3,466)	333

	$4,879	$14,821	$4,328

Domestic	$2,820	$10,741	$2,648
Foreign	2,059	4,080	1,680

	$4,879	$14,821	$4,328

	Year ended December 31,
	2022	2021	2020
Domestic taxes:

Current taxes	$2,967	$12,890	$3,166
Deferred taxes	(147)	(2,149)	(518)

	2,820	10,741	2,648
Foreign taxes:

Current taxes	3,898	5,397	829
Deferred taxes	(1,839)	(1,317)	851

	2,059	4,080	1,680

	$4,879	$14,821	$4,328

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)
d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2022	2021

Carryforward losses and tax credit	$8,456	$9,336
Deferred revenues	6,897	5,377
Unrealized loss on marketable securities	1,281	136
ROU assets	2,289	2,372
Temporary differences	9,327	6,583

Deferred tax assets before valuation allowance	28,250	23,804
Valuation allowance	(5,162)	(2,760)

Net deferred tax assets	23,088	21,044

Intangible assets, including goodwill	(4,529)	(4,543)
Operating lease liabilities	(2,289)	(2,372)
Depreciable assets	(1,299)	(1,699)

Deferred tax liability	(8,117)	(8,614)

Net deferred tax assets	$14,971	$12,430

*) As of December 31, 2022, and 2021, unrecognized tax benefit of $1,906 and nil was presented net from deferred tax asset.

e.	Foreign:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Apportioned income is also subject to tax in various states.

Through December 31, 2022, the U.S. subsidiary had a U.S. federal loss carryforward of $3,507, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2023 and fiscal 2038.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

NOTE 14:-	TAXES ON INCOME (Cont.)
On March 27, 2020, President Donald J. Trump signed the Coronavirus Aid Relief, and Economic Security Act (the “CARES Act”) into law. The Act includes several significant business tax provisions that, among other things, eliminate the taxable income limit for certain net operating losses and allow businesses and individuals to carry back Net Operating Losses (“NOLs”) arising in 2018, 2019, and 2020 to the five prior tax years. Consequently, management intend is to carry back NOLs generated in 2019 and 2020 to tax years 2015 and 2016. The applicable tax rate during these years was 34%, therefore, recognizing a deferred benefit of $1,698 due to the remeasurement of the NOLs deferred tax asset.

f.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)
g.
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the consolidated statements of income is as follows:

	Year ended December 31,
	2022	2021	2020

Income (loss) before taxes, as reported in the consolidated statements of income (loss)	$4,713	$22,632	$13,964

Statutory tax rate	23%	23%	23%
Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$1,084	$5,205	$3,212
Tax adjustment in respect of different tax rate of foreign subsidiary	48	33	(185)
Non-deductible expenses and other permanent differences	197	305	83
Deferred taxes on losses for which valuation allowance was provided, net	2,402	896	959
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	-	(128)	(152)
Foreign withholding taxes	3,138	2,656	1,489
Share compensation relating to share options per ASC No. 718	1,517	(2,369)	1,258
Income taxes in respect of prior years	(1,388)	687	292
Change of tax rate	(505)	462	(599)
Approved, Privileged and Preferred enterprise loss (benefits) (*)	(1,457)	6,869	(1,844)
Other	(157)	205	(185)

Actual tax expense	$4,879	$14,821	$4,328
(*) Basic earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.03	$0.15	$0.04

Diluted earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.03	$0.14	$0.04

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)
h.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Domestic	$(1,105)	$17,817	$7,751
Foreign	5,818	4,815	6,213

Income before taxes on income	$4,713	$22,632	$13,964

NOTE 15:-GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2022, 2021 and 2020 from a geographical perspective:

	Year ended December 31,
	2022	2021	2020
Revenues from sales to customers located at:

The United States	$94,014	$98,937	$93,706
America - other	29,933	29,833	20,707
EMEA*)	104,219	98,388	78,362
Asia Pacific	65,260	59,338	57,252

	$293,426	$286,496	$250,027

*)          Europe, the Middle East and Africa.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:- GEOGRAPHIC INFORMATION (Cont.)

The following table presents long-lived assets and ROU assets as of December 31, 2022 and 2021 from a geographical perspective:

	December 31,
	2022	2021

Long-lived assets, by geographic region:

America (principally the United States)	$1,892	$2,609
Israel	39,200	39,467
EMEA - other	1,039	1,201
Asia Pacific	2,016	1,792

	$44,147	$45,069

NOTE 16:-SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

Financial income, net:

	Year ended December 31,
	2022	2021	2020
Financial income, net:

Interest on bank deposits and other	$5,137	$4,131	$5,916
Amortization of premiums, accretion of discounts and interest on debt marketable securities, net	1,754	1,855	3,700
Gain on sale of marketable securities	68	438	639
Bank charges	(207)	(200)	(189)
Foreign currency differences, net	1,300	(1,817)	(2,270)

	$8,052	$4,407	$7,796

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain members of the Company's board of directors, management or shareholders have interest:

a.	The following related party balances are included in the consolidated balance sheets:

	December 31,
	2022	2021

Trade receivables and prepaid expenses	$745	$5,255

Trade payables and accrued expenses	$1,968	$476

b.	The following related party transactions are included in the consolidated statements of income (loss):

	Year ended December 31,
	2022	2021	2020

Revenues (1)	$2,327	$3,100	$3,177

Cost of revenues (2)	$2,822	$11,482	$10,196

Operating expenses, net - primarily lease, subcontractors and communications (3)	$8,018	$6,757	$5,201

Purchase of property and equipment	$1,175	$189	$1,586

(1)	Distribution of the Company's products by a related party on a non-exclusive basis.

(2)
Related to cost of product purchased from one of the related companies (SecurityDAM Ltd.). On February 17, 2022, the Company acquired all of the technology and other intangible assets from SecurityDAM Ltd., which was a related company and the sole single-managed security service provider of the company. For additional details, see Note 3.

(3)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company provides certain services to related parties.