Form 20-F
period 2023-12-31
RADWARE LTD
filed 2024-03-25
CIK 1094366

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2023

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

41,698,876 Ordinary Shares, NIS 0.05 par value per share

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

When the following terms and abbreviations appear in the text of this annual report, they have the meanings indicated below:

•	“Articles of Association” is to our Amended and Restated Articles of Association;

•	“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	“dollars,” “$,” or “US$” are to U.S. dollars;

•	“EUR” are to euros;

•	“Nasdaq” is to the Nasdaq Stock Market LLC;

•	“NIS” or “shekels” are to New Israeli Shekels;

•	“ordinary shares” are to our ordinary shares, par value NIS 0.05 per share;

•	the “SEC” is to the U.S. Securities and Exchange Commission;

•	the “U.S.” is to the United States; and

•	“U.S. GAAP” are to generally accepted accounting principles in the United States.

We have registered trademarks for, among others, Radware®; Radware Logo:

®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; CID®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; StringMatch Engine®; Web Server Director®; APSolute Vision®; vDirect®; Alteon VA®; AppShape®; FastView®; DefenseFlow®; Virtual DefensePro®; VADI® (Virtual Application Delivery Infrastructure); Radware SecurPath®; ShieldSquare® and the ShieldSquare Logo: ®, and we have non-registered trademarks for, among others, ADC-VX™; Inflight™; and CyberStack™. Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

Table of Contents

Part I		8
ITEM 1.	Identity of Directors, Senior Management and Advisers	8
ITEM 2.	Offer Statistics and Expected Timetable	8
ITEM 3.	Key Information	8
A.	[Reserved]	9
B.	Capitalization and Indebtedness	9
C.	Reasons for the Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4.	Information on the Company	40
A.	History and Development of the Company	40
B.	Business Overview	41
C.	Organizational Structure	63
D.	Property, Plants and Equipment	65
Item 4A.	UNRESOLVED Staff Comments	66
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	66
A.	Operating Results	66
B.	Liquidity and Capital Resources	79
C.	Research and Development, Patents and Licenses, etc.	82
D.	Trend Information	83
E.	Critical Accounting Estimates	87
ITEM 6.	Directors, Senior Management and Employees	92
A.	Directors and Senior Management	92
B.	Compensation	96
C.	Board Practices	100
D.	Employees	105
E.	Share Ownership	106
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	109
ITEM 7.	Major Shareholders and Related Party Transactions	110
A.	Major Shareholders	110
B.	Related Party Transactions	112
C.	Interests of Experts and Counsel	116
ITEM 8.	Financial Information	117
A.	Consolidated Statements and Other Financial Information	117
B.	Significant Changes	117

Part I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

You should carefully consider the following risks before deciding to purchase, hold or sell our ordinary shares. Our business, operating results, and financial condition could be seriously harmed due to any of the following risks. The following risks are not the only risk factors facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. The trading price of our ordinary shares could decline due to any of these risks. You should also refer to the other information contained or incorporated by reference in this annual report, before making any investment decision regarding our Company.

Summary of Risk Factors

The following constitutes a summary of the material risks relevant to an investment in our Company:

Risks Related to Our Business and Our Industry

•	Changing or severe global economic conditions could have a material adverse effect on our results of operations.

•	We depend upon independent distributors to sell our solutions to customers. If our distributors do not succeed in selling our products and services, we may not be able to operate profitably.

•	We must manage our anticipated growth effectively in order to be profitable.

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

•
As a security provider, if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors, or by a critical system failure, our reputation, financial condition and operating results could be materially adversely affected.

•	Outages, interruptions, or delays in hosting services could impair the delivery of our cloud-based security services and harm our business.

•	Our global operations may expose us to additional risks.

•	We have incurred net losses in the past two years and may incur losses in the future.

•	A slowdown in the growth of the cyber security and application delivery solutions market would reduce our addressable market and solutions sales.

•	If the market for our cloud-based solutions does not continue to develop and grow, we may incur capital and operating losses.

•	Our solutions may have long sales cycles, which may reduce the predictability of our financial performance.

•	We may pursue acquisitions or other investments that could disrupt our business and harm our financial condition.

•	Our business in countries with a history of corruption and transactions with foreign governments increases the risks associated with our international activities.

•	Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

•	Undetected defects and errors may increase our costs and impair the market acceptance of our products.

•	Our business and operating results could suffer if third parties infringe upon our proprietary technology.

•	Our products may infringe on the intellectual property rights of others.

•	Laws, regulations and industry standards affecting our business are evolving, and unfavorable changes could harm our business.

•
Some of our solutions contain “open source” and third-party software, and any failure to comply with the terms of one or more of these open source and third-party software licenses could negatively affect our business.

•	The amount of intangible assets and goodwill on our books may in the future lead to significant impairment charges.

•	Additional tax liabilities, including due to tax positions we have taken, could materially adversely affect our results of operations and financial condition.

•	The enactment of legislation changing the United States’ taxation of international business activities could materially impact our financial position and results of operations.

•	If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

•
We rely on information technology systems to conduct our businesses, and failure to protect these systems against security breaches and otherwise to implement, integrate, upgrade and maintain such systems in working order could have a material adverse effect on our results of operations, cash flows or financial condition.

•	Major disruptions or deficiencies of our information technology systems could disrupt our operations and cause unanticipated increases in our costs.

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

•
Our disclosures and initiatives related to environmental, social and governance (“ESG”) matters expose us to numerous risks, including risks to our reputation, business, financial performance and growth.

Risks Related to the Market for Our Ordinary Shares

•
The late Yehuda Zisapel (and following his death, his estate), Nava Zisapel, and Roy Zisapel, our President, Chief Executive Officer and a director, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

•
Provisions of our Articles of Association and Israeli law as well as the terms of our equity incentive plan could delay, prevent or make a change of control of us more difficult or costly, which could depress the price of our ordinary shares.

•	Our share price has been volatile in the past and may be subject to volatility in the future.

•	If we are characterized as a passive foreign investment company, our U.S. shareholders may suffer adverse tax consequences.

•	If a U.S. person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

Risks Related to Operations in Israel

•	Political, economic and military instability in the Middle East or Israel, including the state of war declared in Israel in October 2023, may harm our business.

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

Our business is affected by global economic conditions, uncertainties and downturns, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East (see the risk factor below titled “Political, economic and military instability in the Middle East or Israel, including the state of war declared in Israel in October 2023, may harm our business”), the war in Ukraine (see the risk factor below titled “Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries”), the tensions between China and Taiwan, and central banks in the markets in which we operate that have tightened their monetary policies and raised interest rates, which may impact current and anticipated market demand for our solutions. Uncertainties about current global economic conditions continue to pose a risk as our current or prospective customers may postpone or reduce demand and spending priorities in response to such uncertainties. This could result in, among other things, a reduction in our revenues or a failure to achieve anticipated revenue growth, longer sales cycles, and slower adoption of new technologies as well as downward pressure on the price of our solutions. Other macro conditions may have other adverse effects on the economy, which are difficult to predict, such as instability of any bank with which we maintain a commercial relationship, inflation pressures, rising interest rates or a period of elevated interest rates. Each of the above events could have a material adverse effect on our business, operating results, and financial condition.

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

In some cases, we may choose to increase our cost of operations at the expense of our short-term profitability in order to support future expansion and growth. We cannot assure you that we will continue to expand our operations successfully. If we are unable to manage our expanding operations effectively, our revenues may not increase or may decline, our cost of operations may increase, and we may not be profitable. For example, in 2023 and 2022, we recorded an operating loss of $31.7 million and $3.3 million, respectively, and net loss of $21.6 million and $0.2 million, respectively.

A shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs, and any disruption in our supply chain could have a material adverse effect on our results of operations.

Our ability to meet customer demands depends in part on our ability to obtain timely deliveries of parts from our suppliers and contract manufacturers. We cannot assure you that we will not encounter supply and fulfilment issues in the future and certain components are presently available to us only from limited sources (see the risk factor below titled “We rely on a few vendors to provide our hardware platforms and components for the manufacture of our products” and the discussion under Item 4.B “Business Overview—Manufacturing and Suppliers”). We may not be able to diversify sources in a timely and cost-effective manner, which could harm our ability to deliver products to customers and adversely impact present and future sales and profitability.

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

Any disruption in our supply chain, such as disruptions resulting from failure in telecommunication systems; acts of war, terrorism, cyber-attacks or natural disasters, including major environmental or public health concerns, such as the COVID-19 pandemic, lack of skilled labor, the disruption of transportation networks, and adverse weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

We rely on a few vendors to provide our hardware platforms and components for the manufacture of our products.

We primarily rely on a few original design manufacturers, or ODMs, for the manufacture and supply of our hardware platforms, with approximately 92% of our direct product costs in 2023 related to these vendors. If we are unable to continue to acquire from these ODMs and/or other components vendors on acceptable terms or should any of these ODMs and/or components vendors cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers could result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time during such a transition period, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to attract, train and retain highly qualified personnel.

Our products and services require sophisticated technology, marketing and sales expertise. Accordingly, we need highly trained research and development, sales, marketing, technical, customer support, operations and IT personnel. Competition for such qualified personnel, especially in the cyber security domain, is intense. In particular, while there has been intense competition for such qualified personnel in the Israeli high-tech industry historically, the industry experienced record growth and activity in the past few years, which contributed to significant levels of employee attrition and is currently facing a severe shortage of skilled human capital, including qualified personnel in the cyber security domain. Additionally, we may be unable to hire or retain talent who are trained in artificial intelligence (AI), machine learning and advanced algorithms, to keep pace with the rapid and continuous technological changes in our industry. In addition, while we utilize non-competition agreements with our employees as a means of improving our employee retention, we may be unable to enforce these agreements under applicable laws. In light of the foregoing, we may not be able to hire or retain sufficient personnel to support our business operations or, if we do, we may be required to offer increased compensation to attract such employees, which could have a material adverse effect on our business, financial condition and results of operations.

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

The market for cyber security and application delivery solutions is characterized by rapid technological changes, driven primarily by accelerated digital transformation including a dramatic increase in work from home initiatives, a rapid shift to online business activity, increased migration to cloud environments and the introduction of interactive AI technologies (LLM-based) that enable adversaries a faster time to launch cyber attacks. Such technological changes and transformations are accompanied by, in addition to a rapidly evolving and active cyber threat landscape that is accelerated by weaponized AI tools, changes in networks, applications infrastructure, architecture tools and increasingly demanding compliance mandates. The challenges we face are centered around the timing and effectiveness of response and include:

•	increasing throughput, capacity, performance algorithmic coverage and efficiency of our core products, to cope with growing velocity and complexity of attacks;

•
adapting to fundamental changes in our customers’ data centers’ infrastructure and changes in the locations of applications and data by offering relevant solutions for multi-clouds and hybrid cloud environments;

•
offering new solutions to adapt to the changes in applications’ deployment frameworks, workflows and architectures, massive usage of Application Programming Interface (API) stacks, third-party attacks that require browser security presence, supply chain attacks and new edge delivery technologies in response to the rise of modern applications buildup and delivery requirements;

•
adapting to changes in the cyber threat landscape, by extending our security coverage to include client-side attacks, edge attacks, API-level attacks,  cloud-native attacks (cloud access management and workloads), complex application-level attacks, such as Business Logic Attacks (BLA), encrypted attacks, usage of open source third-party attack libraries, and/or AI, natural language processing (NLP) and automated attacks;

•
addressing new regulations and compliance standards, including those related to publicly exposed services that require the validation of safety of sensitive data provided or consumed by the service consumers;

•
developing and enhancing our cloud, physical and virtual appliances and container offerings and expanding our managed security services capabilities to address the industry trend of providing services for the cloud and through the cloud – organically and inorganically; and

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

If our research and development efforts do not lead to a corresponding increase in our revenues, if we fail to timely develop and deploy new solutions and enhancements to our existing solutions, or if we fail to gain market acceptance of our new solutions or enhanced solutions, our business, operating results, and financial condition could be materially adversely affected.

Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our end-users experience security breaches, which could have a material adverse effect on our business, reputation and operating results.

Any errors, defects, or misconfigurations could cause our solutions to not meet specifications, be vulnerable to security attacks or fail to secure networks or applications, which could negatively impact customer operations and consequently harm our business and reputation. In addition, we may suffer significant adverse publicity and reputational harm and become subject to regulatory and litigation claims if our solutions are associated, or are believed to be associated with, or fail to reasonably protect against, a security attack or a breach at a high-profile customer, a significant customer base or a significant business partner. Many of our customers and business partners are themselves highly regulated entities, which may result in enhanced scrutiny of our security program and controls in the event of a significant cybersecurity incident. Moreover, any actual or perceived cyber-attack, other security breach, exposure or theft of our or our customers’ data, regardless of whether the breach or theft is attributable to the failure of our solutions, could:

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

Cyber-attackers or other malicious actors are increasingly sophisticated, may be state actors or affiliated with organized crime, and may operate large-scale and complex automated attacks. In addition, the techniques they use to access or sabotage networks or applications or to disrupt operations (for example, via ransomware) change frequently and generally are not recognized until launched against a target. As a result, our solutions may be unable to anticipate these techniques and provide timely or effective protection to our end-users’ networks or applications, particularly due to the increased use by attackers of tools and techniques that are designed to circumvent security controls, to avoid detection and to remove or obfuscate evidence. The global marketplace also expects actors to increasingly develop innovative attack methodologies utilizing AI to identify and exploit vulnerabilities from both technical and social engineering perspectives. In addition, continued remote and hybrid working arrangements at our Company (and at many third-party providers), such as those that evolved during the COVID-19 pandemic and continued after the pandemic, also increase cybersecurity risks due to the challenges associated with managing remote computing assets and the security vulnerabilities that are present in many non-corporate and home networks. We may acquire companies or enter into information technology system integrations with companies that have cybersecurity vulnerabilities or unsophisticated security measures, which would expose us to increased risks. In addition, we cannot comprehensively identify all misconfigurations, “bugs” or vulnerabilities in proprietary or third-party systems or software used by our business, or guarantee that patches or compensating controls will be applied before vulnerabilities can be exploited by a threat actor. If we fail to identify and respond to new and increasingly complex methods of attack or to update our solutions to detect or prevent such threats in time to protect our end-users’ critical business data, the integrity of our solutions and reputation, as well as our business and operating results, could suffer.

Furthermore, security breaches or defects in our solutions could result in loss or alteration of, or unauthorized access to, data of customers, employees, business partners and others, including personally identifiable information, as well as proprietary information belonging to our business such as trade secrets, and compromise our customers’ networks and applications that are secured by our physical and cloud solutions. Moreover, any use or integration of generative or other AI in our, or any third party’s, operations, products or services will pose new and/or unknown cybersecurity risks and challenges. If such a security breach results in the disruption or loss of availability, integrity or confidentiality of customers’ data, we could incur significant liability to our customers and to businesses or individuals whose information was being handled by our customers, in addition to liability imposed by regulatory agencies. There can be no assurance that limitation of liability, indemnification or other protective provisions that we attempt to include in our contracts would be applicable, enforceable or adequate in connection with a security breach, or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

There is no guarantee that our solutions will be free of flaws or vulnerabilities. Our end-users may also misuse our solutions, which could result in vulnerabilities to a breach or theft of business data. Furthermore, there can be no assurance that our cybersecurity risk management program and processes, including our policies, controls, or procedures, will be fully implemented, complied with or effective in protecting our information technology systems and confidential information.

As a security provider, if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors, or by a critical system failure, our reputation, financial condition and operating results could be materially adversely affected.

We will not succeed with our application and network security solutions unless the marketplace is confident that we provide effective cyber security protection. We provide security solutions, and as a result, we have been, and continue to be, an attractive target of cyber-attacks and other security incidents, which we have experienced from time to time, that threaten the confidentiality, integrity and availability of our computer and information technology at our computer and information technology systems and network environment. We are subject to many different types of attacks, including, among others, malware, viruses and attachments to e-mails, web application attacks, Distributed Denial of Service (DDoS) attacks, and other disruptive activities of individuals or groups, all of which are designed to impede the performance of our solutions, penetrate our network security or the security of our cloud platform or our internal systems, misappropriate proprietary and other important data and personal information we process or maintain and/or cause other interruptions to our services. We and certain of our third-party providers regularly experience cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. While to date no attacks or incidents have had a material impact on our operations or results, we cannot guarantee that material incidents will not occur in the future. We expect cyberattacks to accelerate on a global basis in both frequency and magnitude, as threat actors are increasingly sophisticated in using techniques and tools – including AI – that can circumvent controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact on our information technology systems, confidential information or business. Furthermore, third parties may attempt to illegally induce employees or customers into disclosing our proprietary information or otherwise compromising the security of our internal networks, systems or physical facilities in order to gain access to our data or our customers’ data.  An actual or perceived breach of security in our internal systems could adversely affect the integrity and market perception of our solutions. Furthermore, the costs to eliminate or address security threats and vulnerabilities before or after a cyber-security incident and any resulting regulatory or litigation actions could be significant.

We rely on third-party service providers to supply physical hosting, cloud environments, and specific support technologies in order to deliver and support our security solutions, in addition to internal functions, such as human resources, finance, and electronic communications, all of which are designed to enable us to conduct, monitor, and/or protect our business, operations, systems, and data assets. Such third-party service providers have from time to time been subject to, and continue to be subject to, cyber-attacks, malicious actors, and other security incidents. While we periodically evaluate the internal security posture of each third-party service provider to determine their level of compliance, we may not be able to detect any breach in the first instance it occurs. These risks may impact the integrity and availability of our solutions and may expose us to legal and reputational liability.

Any significant system failure, accident, attack or security breach could have a material adverse effect on our business, financial condition and results of operations. Remediation efforts or system redundancy or other continuity measures may be ineffective or inadequate and could result in interruptions, delays or cessation of service and loss of existing or potential customers. There can be no assurance that limitation of liability, indemnification or other protective provisions in our contracts would be applicable, enforceable, or adequate in connection with a security breach, or would otherwise protect us from any such liabilities or damages with respect to any particular litigation (including class actions), reputational impacts, and the loss of partners, collaborators and customers. Additionally, our professional, product, and cyber liability insurance coverages may only cover certain liabilities in connection with a security breach or other security incident and may not adequately cover all liabilities actually incurred, and we cannot assure you that insurance will continue to be available to us on commercially reasonable terms, if at all, or that any insurer will not deny coverage as to any future claim.

In addition, any such security breach could disrupt or impair our ability to operate our business, including our ability to provide maintenance and support services to our customers. If this happens, our revenues could decline and our reputation and business could suffer.

   Outages, interruptions, or delays in hosting services could impair the delivery of our cloud-based security services and harm our business.

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

The cloud-based security services that we provide are operated from a network of third-party facilities that host the software and systems that operate these security services. Any damage to, failure of, or significant disruptions (for example, due to ransomware) to, our internal systems or systems at third-party hosting facilities could result in outages or interruptions in our cloud-based services. Outages or interruptions in our cloud-based security services, whether as a result of impacts to our or our third-party hosting facilities or otherwise, may cause our customers to experience cyber-attacks and to believe that our cloud-based security services are unreliable, cause us to issue credits or pay penalties or damages, cause customers to terminate their subscriptions, and adversely affect our reputation and renewal rates and our ability to attract new customers, ultimately harming our business and results of operations.

   Our global operations may expose us to additional risks.

We currently offer our solutions in over 80 countries. For the years ended December 31, 2023 and 2022, our sales outside North, Central and South America represented approximately 60% and 58%, respectively, of our total sales. We also rely on third-party service providers around the world to supply physical hosting and cloud environments in order to deliver and support our cloud-based services. Our global business operations involve varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others: difficulties and costs of staffing and managing foreign operations; the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes in the interpretations thereof and reduced protection for intellectual property rights in some countries; partial or total expropriation; export duties and quotas; local tax exposure; economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate or public health concerns, such as the COVID-19 pandemic; differences in business practices; recessionary environments in multiple foreign markets; and damage to, or failure of, systems at third-party hosting facilities around the word resulting in outages or interruptions in our cloud-based services. We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results, and financial condition.

   We have incurred net losses in the past two years and may incur losses in the future.

We incurred net losses during 2022 and 2023. Our ability to reach, maintain or increase profitability in the future depends in part on the following factors: the economic health of the global economy, including geopolitical tensions; record levels of inflation and rising interest rates or a period of elevated interest rates; the rate of growth of, and changes in technology trends in our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies and deliver new solutions in a timely manner; the competitive position of our products and services; the continued acceptance of our solutions by our customers and in the industries that we serve; and our ability to manage expenses. In the future, it may be necessary to undertake cost reduction initiatives to be profitable, which could lead to a deterioration of our competitive position. Any difficulties that we encounter as we reduce our costs could negatively impact our results of operations and cash flows. Our revenues may not increase or may grow at a lower rate than we have experienced in the past several years or may even decline, which would negatively impact our results of operations and cash flows. We cannot assure you that we will be profitable.

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

As we continue to expand our cloud-based solution offerings, our investments, both capital and operational, in our cloud business increase. We cannot assure you that sales of our cloud-based solutions will continue to develop and grow. In addition, we cannot assure you that our services and technology will keep pace with the changes in this market. Specifically, the emergence of alternative solutions, such as those offered by Amazon Web Services, Inc. (AWS), Microsoft Azure or Google’s public cloud, may negatively affect sales of our solutions. We recognize a significant portion of revenue from subscriptions over the term of the relevant subscription period, and as a result, downturns or upturns in sales are not immediately reflected in full in our results of operations.

Our solutions may have long sales cycles, which may reduce the predictability of our financial performance.

Our solutions are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. As a result, our pre-sales process can be subject to delays associated with customers’ budgetary constraints and lengthy approval and procurement processes. The sales cycles of our solutions to new customers can last for as long as 12 months (and in some cases even longer, for example, with carrier customers) from initial presentation to sale. Long sales cycles result in a delay to our generation of revenue. Long sales cycles also subject us to risks not usually encountered in short sales cycles, including our customers’ budgetary constraints and internal acceptance reviews and processes prior to purchase. In addition, orders expected in one quarter could shift to another because of the timing of our customers’ procurement decisions. Furthermore, customers may defer orders in anticipation of new solutions or product enhancements introduced by us or by our competitors. These factors complicate our planning processes and reduce the predictability of our financial performance.

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

As we operate and sell internationally, we are subject to the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act of 2010 (the “UK Bribery Act”) and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We have operations, deal with and make sales to governmental customers in countries known to experience corruption, particularly certain emerging countries in Eastern Europe, South and Central America, East Asia, Africa and the Middle East. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, channel partners or sales agents that could be in violation of various anti-corruption laws, even though these parties may not be under our control. While we have implemented safeguards to prevent these practices by our employees, consultants, channel partners and sales agents, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, channel partners or sales agents may engage in conduct for which we might be held responsible. Violations of the FCPA, the UK Bribery Act or other anti-corruption laws may result in severe criminal or civil sanctions, including suspension or debarment from government contracting, and we may be subject to other liabilities, which could negatively affect our business, operating results, and financial condition.

Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

We are impacted by exchange rates and fluctuations thereof in a number of ways, including:

•
A large portion of our expenses in Israel, principally salaries and related personnel expenses, are paid in NIS, whereas most of our revenues are generated in U.S. dollars. When the U.S. dollar is weak, our foreign currency-denominated expenses will be higher, whereas if the U.S. dollar is strong, our foreign currency-denominated expenses will be lower. If the NIS strengthens against the U.S. dollar, the dollar value of our Israeli expenses will increase and may have a material adverse effect on our business, operating results, and financial condition;

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

Not all of our potential exposure to the effect of fluctuations in foreign currency exchange rates on our financial position and results of operations is covered by the foreign currency hedging transactions we engage in from time to time. Furthermore, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuations in foreign currency exchange rates on such results. For a further discussion of the impact on currency exchange rates on our business, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

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

Our success depends, in part, upon the protection of our proprietary software installed in our products, our trade secrets and trademarks. We seek to protect our intellectual property rights through a combination of trademark and patent law, trade secret protection, confidentiality agreements, and other contractual arrangements with our employees, affiliates, distributors, and others. In the United States and several other countries, we have registered or acquired trademarks. In addition, we have registered patents in the U.S. and other jurisdictions and have pending patent applications and provisional patents in connection with several of our products’ features.

The protective steps we have taken may be inadequate to deter infringement upon our intellectual property rights or misappropriation of our proprietary information. We may be unable to detect the unauthorized use of our proprietary technology or take appropriate steps to enforce our intellectual property rights. Effective trademark, patent and trade secret protection may not be available in every country in which we offer, or intend to offer, our products. In addition, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Any licenses for intellectual property that might be required for our services or products may not be available on reasonable terms. Failure to adequately protect our intellectual property rights could devalue our proprietary content, impair our ability to compete effectively, and eventually harm our operating results. Furthermore, defending our intellectual property rights, either by way of initiating intellectual property litigation or defending such, could result in the expenditure of significant financial and managerial resources. Moreover, any adverse outcome of litigation proceedings could impact the value of our proprietary technology and have additional significant financial impacts, which may harm our operating results.

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

For example, in the European Economic Area (EEA), we are subject to the General Data Protection Regulation 2016/679 (GDPR) and in the United Kingdom we are subject to the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018 (UK DP Laws), in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA member states and the United Kingdom, impose a strict data protection compliance regime. GDPR and UK DP Laws can expose us to enforcement actions and investigations by regulatory authorities and potentially result in regulatory penalties and significant legal liability, if our information technology security efforts fail and if we fail to disclose any material cybersecurity incident in an adequate and timely manner. Accordingly, a data security breach or privacy violation that leads to unauthorized access to, disclosure or modification of personal information, that prevents access to personal information or materially compromises the privacy, security, or confidentiality of the personal information, could result in fines, increased costs or loss of revenue. Our compliance with GDPR and UK DP Laws, as well as other data privacy and cyber security laws around the world, evolving regulations of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations, has required and will continue to require us to invest significant resources in compliance and compliance-related areas.

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

Some of our products utilize open source technologies. Some open source software licenses require users who distribute or make available as a service open source software as part of their own software product to publicly disclose all or part of the source code of the users’ software product or to make available any derivative works of the open source code on unfavorable terms or at no cost. We cannot be sure that all open source software is submitted for approval prior to use in our products and while we scan the open-source software that we use in our products and patch discovered vulnerabilities, we have no assurance that they will be free from vulnerabilities or malicious code. The use of open-source software in our solutions may expose us, and our customers using our solutions, to additional vulnerabilities and security breaches, which may result in significant adverse impacts to us and our customers. In addition, open source license terms may be ambiguous and many of the risks associated with use of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business.  We may face ownership claims from third parties over, or seeking to enforce the license terms applicable to, such open source software, including by demanding the release of the open source software, derivative works or our proprietary source code. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position and may adversely impact our business, results of operations and financial condition. In addition, if the license terms for the open source code change, we may be forced to re-engineer our software or incur additional costs.

In addition, some of our solutions include other software or intellectual property licensed from third parties. This exposes us to risks over which we may have little or no control. There can be no assurance that the licenses from such third-party licensors will continue to be available to us on acceptable terms, if at all. In addition, while we believe we are compliant with the terms of our third-party licenses, such licensors may still assert that we are in breach of the terms of a license, which could give such licensors the right to terminate a license or seek damages from us, or both. Our inability to maintain such licenses or the need to engage in litigation regarding these matters, could result in delays in releases of new products, and could otherwise disrupt our business, unless and until equivalent technology can be identified, licensed, or developed at substantially the same costs to us.

The amount of intangible assets and goodwill on our books may in the future lead to significant impairment charges.

The amount of goodwill and intangible assets on our consolidated balance sheets was, as of December 31, 2023, approximately $83.7 million, compared to $87.7 million as of December 31, 2022. We regularly review our intangible and tangible assets, including goodwill, for impairment. Goodwill is subject to impairment review at least annually, and other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing has led to, and may in the future lead to, significant impairment charges.

Additional tax liabilities, including due to tax positions we have taken, could materially adversely affect our results of operations and financial condition.

We operate our business in various countries, and we attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in the countries in which we operate, whether due to tax positions that we have taken in various tax returns we have filed or due to determinations we have made not to file tax returns in certain jurisdictions. In particular, not all of our tax returns are final and may be subject to further audit and assessment by applicable tax authorities. There can be no assurance that the applicable tax authorities will accept our tax positions, and, if they do not, we may be required to pay additional taxes. In the past few years, certain tax authorities who have audited our tax returns have rejected our tax positions, and we cannot be sure that our positions will be accepted, and we may end up paying additional taxes, whether as a result of litigation, if instituted, or settlement negotiations. Our reserves, which are based on various assumptions and estimates, may prove to be insufficient and as such, our future results may be adversely affected.

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

We maintain substantial balances of cash and liquid investments as strategic assets for purposes of acquisitions and general corporate purposes, including share repurchases. Our cash, cash equivalents, short- and long-term bank deposits and marketable securities totaled $363.7 million as of December 31, 2023, compared to $432.0 million as of December 31, 2022. The performance of the capital markets is the primary factor that affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly, including, without limitation, by rising levels of inflation and interest rates or a period of elevated interest rates.

Financial income is a component of our net income and the outlook for our financial income is dependent, in part, on the future direction of interest rates, exchange rates, the amount of any share repurchases or acquisitions that we make and the amount of cash flows from operations that are available for investment. For example, for the years ended December 31, 2023 and 2022, we had $13.9 million and $8.1 million, respectively, of net financial income, that was primarily derived from changes in foreign currency exchange rates and the value of our investments and interest income from our bank deposits. The performance of the capital markets affects the values of our funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns. Due to certain market developments, including investments’ rating downgrades, the fair value of these investments may decline. If market conditions continue to fluctuate, the fair value of our investments may be impacted accordingly. Although our investment guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility.

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

In terms of credit risk, our investment portfolio policy is “buy and hold” while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate bonds and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if turmoil in the financial markets reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income (loss) during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. For example, if we had reported all the changes in the fair values of our investments into income (loss), our reported net loss would have decreased by $4.3 million during the year ended December 31, 2023, and our net loss would have increased by $4.4 million during the year ended December 31, 2022. Any significant decline in our financial income or the value of our investments as a result of continued high interest rates, deterioration in the credit worthiness of the securities in which we have invested, general market conditions or other factors could have an adverse effect on our results of operations and financial condition.

We rely on information technology systems to conduct our businesses, and failure to protect these systems against security breaches and otherwise to implement, integrate, upgrade and maintain such systems in working order could have a material adverse effect on our results of operations, cash flows or financial condition.

The efficient operation of our businesses depends on our computer hardware and software systems. For instance, we rely on information technology systems to process customer orders, manage accounts receivable collections, manage accounts payable processes, track costs and operations, maintain client relationships and accumulate financial results. Despite our implementation of industry-accepted security measures and technology, our information technology systems are vulnerable to, and have been in the past subject to, computer viruses, attempts to insert malicious codes, unauthorized access, phishing efforts, denial-of-service attacks and other cyber-attacks, and we expect to be subject to similar attacks in the future as such attacks become more sophisticated and frequent. A breach of our information technology systems could result in decreased performance, operational difficulties and increased costs, any of which could have a material adverse effect on our business and operating results.

Major disruptions or deficiencies of our information technology systems could disrupt our operations and cause unanticipated increases in our costs.

We have invested, and intend to continue to invest, significant capital and human resources in our information technology systems, including in a project for company-wide sales, operations and services support systems. Any major disruptions or deficiencies in the design and implementation of our information technology systems, particularly those that impact our operations, could adversely affect our ability to process customer orders, ship products, provide services and support to our customers, bill and track our customers, timely report our financial results and otherwise run our business.

Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries.

As a result of Russia’s military conflict in Ukraine, governmental authorities in the United States, the European Union and the United Kingdom, among others, launched an expansion of coordinated sanctions and export control measures, including, for example:

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

•
sanctions prohibiting most commercial activities of U.S., U.K., and E.U. persons in the so-called People’s Republic of Donetsk and the so-called People’s Republic of Luhansk (and, with respect to the E.U., the areas of Kherson and Zaporizhzhia not controlled by the Ukrainian government), with all of these new restrictions largely tracking prior prohibitions relating to Crimea and Sevastopol;

•
enhanced import and export controls and trade sanctions targeting Russia’s imports of technological goods, including E.U. and U.K. prohibitions on exporting a wide range of “industrial” goods to Russia (and on importing a large number of “revenue-generating” goods from Russia).  The restrictions also include bans on the export of large numbers of “luxury” items to Russia (and in some cases also to Belarus), tighter controls on exports and reexports of dual-use items, stricter licensing policy with respect to issuing export licenses, and/or increased use of “end-use” controls to block or impose licensing requirements on exports, as well as higher import tariffs;

•	closure of airspace to Russian aircraft;

•	ban on imports of Russian oil, liquefied natural gas and coal to the United States;

•	ban on imports of Russian fish, seafood, and preparations thereof, alcoholic beverages, non-industrial diamonds, and gold to the United States;

•	a ban on “new investment” in the Russian Federation by a U.S. person, which may be interpreted broadly (with a similar prohibition also enacted by the United Kingdom);

•	bans on the provision of certain professional services, including accounting, trust and corporate formation, auditing, and management consulting services, among others; and

•	bans on the provision of services related to the worldwide maritime transportation of seaborne Russian oil, if purchased above a specific price cap.

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

In 2023 and 2022, 3% and 7%, respectively, of our total revenues were from sales to customers located in Russia. We continuously review and monitor our contractual relationships with suppliers and customers to establish whether any of them are the target of the applicable sanctions. In the event that we identify a party with which we have a business relationship that is the target of applicable sanctions, we would immediately activate a legal analysis of what gives rise to the business relationship, including any contract, to estimate the most appropriate course of action to comply with the sanction regulations, together with the impact of a contractual termination according to the applicable law, and then proceed as required by the regulatory authorities. However, given the range of possible outcomes, the full costs, burdens, and limitations on our and our customer’s and business partners’ businesses are currently unknown and may become significant.

Furthermore, even if an entity is not formally subject to sanctions, customers and business partners of such entity may decide to reevaluate or cancel projects with such entity for reputational or other reasons. As result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus.  Depending on the extent and breadth of sanctions, export controls and other measures that may be imposed in connection with the conflict in Ukraine, it is possible that our business, financial condition, and results of operations could be materially and adversely affected.

Climate change may have an adverse impact on our business.

Global climate change may result in certain natural disasters occurring more frequently or with greater intensity, such as earthquake, drought, wildfires, storms, sea-level rise, and flooding, and many believe that the risks related to climate change are increasing in both impact and type of risk. While we do not believe there will be significant near-term impacts to our business and operations due to climate change, long-term impacts remain unknown. These include operational risks impacting, among other things, our supply chain, our personnel or electrical power availability from climate changed-related weather events as well as business and regulatory risks. For example, regulatory risks include changes in laws and regulations on climate change, which may increase our compliance costs and limit our ability to operate. Similarly, evolving customer and other stakeholder expectations and regulatory requirements to reduce carbon emissions could present a risk of loss of business if we are not able to meet those expectations or requirements.

Our disclosures and initiatives related to ESG matters expose us to numerous risks, including risks to our reputation, business, financial performance and growth.

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

Risks Related to the Market for Our Ordinary Shares

The late Yehuda Zisapel (and following his death, his estate), Nava Zisapel, and Roy Zisapel, our President, Chief Executive Officer and a director, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

As of March 18, 2024, the late Yehuda Zisapel (until recently, the Chairman of our Board of Directors) beneficially owned approximately 4.56% of our outstanding ordinary shares; Nava Zisapel beneficially owned approximately 7.32% of our outstanding ordinary shares; and their son, Roy Zisapel (our President, Chief Executive Officer and a director), beneficially owned approximately 3.66% of our outstanding ordinary shares (see Items 6.E “Share Ownership and 7.A “Major Shareholders”). As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

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

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2023, the lowest closing price of our share was $14.38, compared to the highest closing price of our share of $23.14 during the same year. The volatility of our share price may have a negative impact on our financial performance as a result of its negative impact on employee retention. Numerous factors, many of which are beyond our control, may cause the market price and trading volume of our ordinary shares to fluctuate significantly and decrease further, including:

•	operating results that do not meet forecasts by securities analysts;

•	announcements concerning us or our competitors;

•	the introduction of new products and new industry standards;

•	general market conditions and changes in market conditions in our industry;

•	the general state of securities markets (particularly the technology sector);

•	political, economic and other developments in the State of Israel, the U.S. and worldwide, including, for example, the Ukraine-Russia and Israel-Hamas military conflicts; and

•	any of the events underlying any of the other risks or uncertainties set forth elsewhere in this annual report actually occurs.

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

For our taxable year ended December 31, 2023, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2023 and prior taxable years. The tests for determining PFIC status are applied annually, and require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, the aggregate value of our gross assets is likely to be determined in part by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years. U.S. shareholders should consult with their U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report titled Item 10.E “Taxation—United States Federal Income Tax Considerations.”

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

Risks Related to Operations in Israel

Political, economic and military instability in the Middle East or Israel, including the state of war declared in Israel in October 2023, may harm our business.

We are incorporated under Israeli law, and our principal offices and manufacturing and research and development facilities are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic, and security conditions in Israel and the surrounding region could directly affect our business, and our operations and financial results could be adversely affected in the event of any political instability, terrorism, armed conflicts, or other hostilities involving Israel.

In October 2023, Hamas terrorists and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers.  Following the attacks, the Israeli government declared war against Hamas and commenced a military campaign against these terrorist organizations. In parallel, clashes between Israel and Hezbollah, a militia and political group operating in Lebanon, intensified on Israel’s northern border with Lebanon. Additionally, the Houthis, an extremist Shia-Islamist movement operating in Yemen, launched missile and drone attacks targeted at Israel and ships in the Red Sea, posing a threat to international shipping in the Suez Canal. These armed conflicts may further escalate into a greater regional conflict and could adversely affect our business, operations and financial results.

These conflicts have also strained Israel’s relationship with some of its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Israel faces threats, including cyber threats, from more distant neighbors, such as Iran, which has previously threatened to attack Israel and is believed to have a presence in Syria, as well as influence over Hamas, Hezbollah and the Houthis. This situation may further escalate in the future, and this instability in the region may affect the global economy and marketplace. There can be no assurance that the political situation and these armed conflicts will not have a material adverse impact on our business in the future.

Furthermore, some of our directors, officers, and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army.  They may also be subject to being called to active duty at any time under emergency circumstances. For example, in connection with the state of war declared in Israel in October 2023, approximately 5% of our total workforce have been called to perform immediate military service, and additional employees may be called as these armed conflicts progress. Such employees may be absent for an extended period of time. Our operations could be disrupted by the absence, for a significant period, of one or more of these officers or other key employees due to military service, and any disruption in our operations could harm our business.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, including the state of war declared in Israel in October 2023, such as damages to our facilities resulting in the disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or will be adequate in the event we submit a claim. We could be adversely affected by any major hostilities, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel, or a significant increase in the rate of inflation. For example, in February 2024, in connection with the war declared in Israel in October 2023, Moody’s Investors Service (Moody’s) has downgraded the Government of Israel’s foreign-currency and local-currency issuer ratings to A2 from A1, and other global rating agencies may take similar actions. Such downgrades might adversely affect the macroeconomic conditions in which we operate and also potentially deter foreign investment in Israel or Israeli companies, which may, among other things, hinder our ability to raise additional funds, if deemed necessary by our management and Board of Directors.

Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. In the past several years, and with greater intensity after the state of war declared in Israel in October 2023, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Similarly, Israeli companies are limited in conducting business with entities from several countries. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our operating results, financial condition or the expansion of our business.

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and, prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. In response to the proposed changes to Israel’s judicial system, certain leading international financial institutions, including investment banks, investors and key economists, have indicated several causes for concern, including that such proposed changes, if adopted, may cause a downgrade to Israel’s sovereign credit rating and Israel’s international standing. To date, these initiatives have been substantially put on hold. If such changes to Israel’s judicial system are again pursued by the government and approved by the parliament, this may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and Board of Directors.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws as well as a monetary or compensatory judgment in a non-civil matter, only if the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment is enforceable under the laws of State of Israel and its enforcement is not contrary to the law, public policy, security, or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

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

In the past decade we have made several acquisitions, including, most recently (February 2022), the acquisition of the technology and operations of DC Security Ltd. (previously known as SecurityDAM Ltd., or SecurityDAM, a related party and a cloud DDoS network operator that supplied us with scrubbing center services used for the provision of our cloud DDoS Protection Service.

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

In May 2022, we announced the launch of SkyHawk (CNP) Security Ltd., or SkyHawk Security, a spinoff of our former cloud native protector business with a strategic external investment of an affiliate of Tiger Global Management.

Commencing January 1, 2023, we have determined that the Company operates in two reportable segments. While we transitioned into two reportable segments, we remain focused on the consolidated results as an important measure of performance, particularly given the high level of cooperation among these two segments, i.e., between Radware’s Core Business and each of SkyHawk Security and EdgeHawk Security Ltd.EdgeHawk. We refer to SkyHawk Security and EdgeHawk collectively as the “Hawks”.

For a discussion of our reportable segments, see Item 4.B “Business Overview—General.”

For recent major product activities, see Item 4.B “Business Overview—Our Solutions” under the captions “Recent Solution Offering Activities” and “Recent Partnerships Activities.”

For a discussion of our capital expenditures and divestitures, see Item 5.B “Liquidity and Capital Resources – Principal Capital Expenditures and Divestitures.”

B.          Business Overview

Overview

General

We are a provider of cyber security and application delivery solutions for cloud, on-premises, and software defined data centers (SDDC). Our solutions secure the digital experience by providing infrastructure, application, and network protection and availability services to enterprises globally. Our solutions are deployed by, among others, enterprises, carriers, and cloud service providers.

Our solutions are offered in two main categories:

•	Products – We offer a range of cloud-based subscriptions, on-premises products, software products and product subscriptions (or a combination of these) to our customers.

•	Services – We offer managed services, professional services, technical support and training and certification to our customers and partners.

The sections below provide an overview of our key solutions and services according to the above go-to-market targets.

Reportable Segments

In previous reporting periods (until December 31, 2022), we operated in one reportable segment. Commencing January 1, 2023, we have determined that the Company operates in two reportable segments:

•
Radware’s Core Business - this segment consists of our core business operations, including our cloud security as-a-service products, application and data centers security products and our application availability products; and

•
The Hawks’ Business – this segment consists of the operations of our two subsidiaries: SkyHawk Security, a spinoff of our former cloud native protector business which now provides an agentless Cloud-native threat Detection and Response (CDR), combined with Cloud Infrastructure Entitlement Manage (CIEM), Cloud Security Posture Management CSPM and Autonomous Purple Team for AWS Google Cloud and Azure, and EdgeHawk, which is engaged in transforming routers and network nodes into security platforms.

While we transitioned into two reportable segments, we remain focused on the consolidated results as an important measure of performance, particularly given the high level of cooperation among these two segments, i.e., between Radware’s Core Business and each of SkyHawk Security and EdgeHawk.

For additional details regarding these two reportable segments, see Item 5.A – “Operating Results” and Notes 2ac and 15 to our consolidated financial statements included elsewhere in this annual report.

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

o
Cloud Web DDoS Protection. We offer our Cloud DDoS Protection users an additional protection layer dedicated to detecting and mitigating sophisticated application-layer DDoS attacks. Our Cloud Web DDoS Protection uses advanced L7 behavioral-based detection and mitigation techniques to block sophisticated Web DDoS Tsunami attacks, offering protection against advanced HTTP/S floods that use randomization techniques to bypass traditional protections.

o
Cloud WAF Service. Our Cloud WAF Service provides enterprise-grade, continuously adaptive web application and API protection. Based on our ICSA Labs certified web application firewall, it provides full coverage of OWASP Top-10 threats and automatically adapts protections to evolving threats and protected assets. Cloud WAF service includes built-in DDoS protection, integrated bot mitigation and application analytics to simplify security event management by taking massive amounts of alerts and consolidating them into a small, manageable set of user activities. With our SecurePath® architecture, Cloud WAF Service can be easily deployed as an API-based, out-of-path service across any hybrid or cloud environment, securing applications with centralized visibility and management console.
Our Cloud WAF is available in two packages:

o
Enterprise Package: Includes a comprehensive web security coverage, including OWASP Top-10, advanced attacks and zero-day attack protection, that is fully managed and monitored 24x7 and designed to guarantee service availability at any given time with protection against today’s emerging web application and DDoS attacks.

o
Enterprise Premium Package: Includes all web security and managed services offered in the Enterprise package, in addition to a dedicated technical account manager and an Emergency Response Team (“ERT”) expert as well as pre and post attack alerts and reports and ongoing updates from Radware’s security experts.

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

o
Cloud-Native Protector (“CNP”) Service. The CNP service provides an agentless cloud-native security solution for applications, workloads and infrastructure hosted on AWS and Microsoft Azure. The CNP service offers multi-layered protection to reduce risk by continuously verifying compliance against multiple security standards, identifying publicly exposed assets, keeping track of asset inventory with prioritized cross-cloud visibility, fortifying the cloud threat surface with context-aware smart hardening, and providing advanced attack detection and remediation capabilities to stop data theft attempts.

o
Cloud Application Protection Services. Our Cloud Application Protection Services secure business applications through a single platform, including WAF, bot management, API protection and application DDoS protection. Our Cloud Application Protection Services offer the following application security capabilities:

◾
Protect Digital Assets and Data. Our Cloud Application Protection Services protect digital assets and customer data in multiple environments, such as on-premise, virtual clouds, private clouds, public clouds, hybrid environments, or Kubernetes.

◾
Protect Against OWASP Vulnerabilities. Our solution helps protect against various known attack vectors, including the OWASP Top 10 Web Application Security Risks, Top 10 API Security Vulnerabilities, and Top 21 Automated Threats to Web Applications.

◾
Protect Against Zero-Day Attacks. Our positive security model assists in stopping unknown threats in their tracks. Our machine-learning analysis engine continuously studies application traffic and end-user behavior to build and enhance security policies that reduce exposure to zero-day attacks.

◾
Detect, Manage, and Mitigate Bots. Our solution detects and distinguishes between “good” bots and “bad” bots to protect websites, mobile apps, and APIs against a wide range of application attacks, such as account takeover credential, denial of inventory, ad and payment fraud, web scraping and more.

◾
Protect APIs. API attacks are a rapidly growing threat to business applications and customer data. Our solution combines behavioral analysis and policy automation to protect evolving API matrix from increasingly sophisticated API assaults.

◾
Client-Side Protection From Supply Chain Attacks. As server-side security improves, more hackers target the less protected and rarely monitored client side. Radware helps protect end users’ data when interacting with any third-party services in the application supply chain, including form jacking, skimming and DOM XSS.

◾
Mitigate Application-Level DDoS Assaults. Our Web DDoS Protection solution helps detect and mitigate HTTP-based DDoS assaults. Utilizing multi-patented, behavioral-based algorithms, it automatically generates precise signatures in real time to stop disruptive web DDoS attacks without blocking legitimate user traffic.

Our physical and software products consist of the following key products:

o
DefensePro Attack Mitigation Device. DefensePro® provides automated DDoS protection from fast-moving, high-volume, encrypted, or very-short-duration threats and is part of Radware’s attack mitigation solution. It defends against Internet of Things (IoT)-based, Burst, DNS and TLS/SSL attacks to secure organizations against emerging network multi-vector attacks, ransom DDoS campaigns, IoT botnets, phantom floods, and other types of cyberattacks.

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

o
Alteon® Application Delivery Controller (ADC). Alteon is our application delivery and security solution that manages application traffic across cloud and data center locations, optimizing availability and performance. It provides advanced, end-to-end local and global load balancing capabilities for web, cloud and mobile-based applications. Alteon integrates multiple application protection services to provide protection against an array of cyber threats. Alteon’s analytics also provides insightful visibility so that IT managers can manage and guarantee application service level agreement (SLA) and stay ahead of cyberattacks.

We offer Alteon ADC in three different packages (available on each of its models and throughput levels) to address different deployment scenarios and needs:

•	Alteon Deliver Package. For applications that require high performance ADCs with advanced layer 4-7 ADC functionality.

•
Alteon Perform Package. For deployments requiring performance optimization, advanced application performance monitoring, global server load balancing, link load balancing, and automated/optimized ADC service operation.

•
Alteon Secure Package. For applications that require our most advanced protections, including an embedded WAF module, authentication gateway, bot management, threat intelligence feeds (ERT Security Updates Service, ERT Active Attackers Feed, and ERT Location-based Mitigation), and SSL processing from perimeter security devices (with its embedded SSL inspection module).

o
LinkProof NG. LinkProof® NG is a multi-homing and enterprise gateway solution that allows service level availability and continuous connectivity of enterprise and cloud-based applications. It is an application-aware multi-homing and link load balancing module that delivers 24/7 continuous connectivity and service level assurance, improved performance, and cost-effective scalability of bandwidth for corporate and cloud-based applications.

o
Cyber Controller. Our Cyber Controller is a unified solution for management, configuration and attack lifecycle. The Cyber Controller provides enhanced security, increased visibility and an improved user experience via multiple security operation dashboards for a unified view into attack lifecycle and mitigation analysis for both inline and out-of-path DDoS deployments. Cyber Controller provides network analytics with comprehensive visibility of traffic statistics during peacetime and attack, and simplified management and configuration with unified visibility and control.

Cyber Controller supports several licenses according to each customer-managed environment and customer needs:

o
Cyber Controller Standard: Provides the network management tool and network monitoring tool for the Radware family of cyber security and application delivery solutions. It provides our customers immediate visibility to health, real-time status, performance and security of our products from one central, unified console. An analytics module provides an intuitive, customizable Graphical User Interface with granular forensic insights into application performance, denial-of-service and web application attacks.

o	Cyber Controller X: In addition to the “Standard” license features, provides the ability to manage the DefensePro X product line using the new Cyber Controller X stream.

o	Cyber Controller Plus: An add-on on top of either the “Standard” or “X” licenses, enabling orchestration, automation and out-of-path capabilities for attack life-cycle management.

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

Our product-based subscription offering consists of the following product-based subscriptions:

o
ERT Security Updates Subscription (SUS). Our Security Update Subscription is a security-advisory and managed monitoring and detection system dedicated to protecting network elements, hosts, and applications against the latest security vulnerabilities and threats. The Security Update Subscription delivers periodic, emergency, and custom attack signature updates to subscribers to protect against known attack patterns. The service is available for DefensePro and Alteon Integrated WAF.

o
ERT Active Attackers Feed. Our ERT Active Attackers Feed (EAAF) is a threat intelligence feed designed to protect against emerging DDoS threats, including those involving IoT botnets and new DNS attack vectors. The EAAF subscription enhances our attack mitigation solution by identifying and blocking IP addresses involved in major attacks in real time to offer preemptive protection from known attackers. This subscription is available for DefensePro, Alteon ADC and Cloud Application Protection Services.

o
ERT Protection Packages. Our ERT Protection packages bundle our ERT services into two packages: ERT Silver Protection Package and ERT Gold Protection Package. ERT Silver Protection Package consolidates ERT Security Update Subscription, ERT Active Attackers Feed, and Location-based Mitigation. ERT Gold Protection Package includes ERT under Attack Service on top of the ERT Silver Package.

o
Alteon Global Elastic License (GEL). Alteon GEL is a purchasing and deployment subscription that enables a high level of flexibility for ADC services across datacenters, private and public clouds. GEL enables dynamic ADC capacity allocation and the ability to move that capacity across environments, without having to invest separately in a dedicated ADC infrastructure for each and every location where organization’s applications are deployed (e.g. on-premise, public cloud, etc.). This application delivery licensing model helps to eliminate planning risks in the purchase and deployment of ADC services, enabling continuous investment protection of the ADC infrastructure throughout its lifecycle duration.

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

Customer Services

We offer managed services, professional services, technical support and training and certification to our customers and partners. Our key customer services consist of the following:

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

o	Standard. This level increases access to the technical support center 24/7/365 and adds next business day replacement of failed hardware and waives customer shipping costs.

o	Advanced. This level increases the certainty support level standard to four hours’ replacement of failed hardware advanced replacement.

o
Professional Services. Our professional services group is staffed by a global team of experts possessing extensive knowledge and experience in security and application delivery both in data centers and the cloud. The group offers a full range of services to design, implement, automate, and optimize our customer solutions. We offer the following key professional services:

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

o	Technical Account Manager. Our technical account manager is a proactive consultant that implements best practices, provides guidance and optimizes networking and application resources.

o
ERT Service.  Our ERT is a group of security experts available 24x7 for proactive security support services for customers facing an array of application- and network-layer attacks. These services include:

o
ERT Managed Security Service. Our ERT offers a fully managed application- and network-security service. The service covers a broad range of attack types from different forms of DDoS to a variety of application attacks against our customers’ servers or data centers. It includes immediate response, onboarding, consulting, remote management, and reporting.

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

Recent Solution Offering Activities

During 2023, our key solution offering activities consisted of the following:

•
We have announced the opening of additional Cloud Security centers in Melbourne (Australia), Toronto (Canada), Auckland (New Zealand), and Tel Aviv (Israel). The facilities are designed to reduce traffic latency, as well as increase service redundancy and mitigation capacity to help customers defend against denial-of-service attacks, web application attacks, malicious bot traffic, and attacks on APIs.

•
We have introduced a new Cloud Web DDoS Protection solution. The new solution is designed to minimize the growing gap between standard DDoS mitigation and an emerging generation of more aggressive, layer 7, HTTP, and HTTPS Flood attacks—also known as Web DDoS Tsunami attacks. Our solution mitigates these encrypted, high-volume, multi-vector threats that evade standard web application firewalls (WAF) and network-based DDoS tools, essentially rendering them ineffective.

•
We have added to our Cloud WAF service a new advanced service called Client-Side Protection. As server-side security improves, more hackers target the less protected and rarely monitored client side. Our Cloud WAF Client-Side Protection service ensures the protection of end users’ data when interacting with any third-party services in the application supply chain, including form jacking, skimming and DOM XSS.

•
We have announced enhancements to our Bot Manager solution to help organizations prevent nefarious bots from bypassing their defenses to gain unlawful access to native Android and iOS (Google and Apple) mobile applications.

•
We have added to our Bot Manager Blockchain-based protection option. The Blockchain mitigation relies on Crypto Challenge mitigation, which is based on the cryptographic proof-of-work concept used in various blockchains, and designed to deliver continuous, invisible browser-based challenges to suspected bots that automatically and exponentially become more difficult if solved. The Blockchain-based protection mitigates CAPTCHA solving bots and avoider bots.

•
We have improved our customer experience by launching a new unified portal for our cloud WAF, API Protection, Bot Manager, and Cloud DDoS. The new portal allows centralized security management through a single dashboard for a customer’s applications across all platforms and all security modules.

•
We have introduced a new line of DefensePro X attack mitigation platforms. The next-generation solution combines high performance and DDoS mitigation capacity protection with enriched usability and visibility to defend against increasingly sophisticated cyber threats. To answer the cybersecurity needs of medium-sized businesses as well as enterprises, Tier-1 service providers, and carriers, the DefensePro X lineup offers five new hardware platforms and one virtual platform with a wide range of DDoS protections.

•	We have announced new platforms for our Alteon ADC product line:

•
Alteon 7 series. This is a high-end performance application delivery appliance with high performance SSL with support for latest encryption standards (i.e. ECC). The new platform, with models 7700 and 7100, offers on-demand 100 & 200 Gbps throughput scalability and designed for carriers, mobile operators and large enterprises.

•
Alteon 6300. This is a modular platform with selectable I/O and SSL acceleration modules, high performance SSL with support for latest encryption standards (i.e. ECC). The platform is designed for carriers, mobile operators and very large enterprises with On-demand 60 and 90Gbps throughput scalability.

Recent Partnerships Activities

During 2023, our key activities regarding our offerings through partners and solution providers consisted of the following:

•
In January 2023, we introduced a new global Radware Cybersecurity Partner Program. The global program offers our existing and prospective ecosystem partners a more lucrative and systematic approach to creating, managing, and growing sales opportunities based on our cloud security services and solutions. Equipped with new participation tiers, training, certifications, financial incentives, and support materials, it is designed to empower our ecosystem partners to accelerate their growth and improve operating margins. This includes resellers, managed security service providers, carriers, and cloud service providers.

•
In September 2023, we launched an enhanced program for MSSPs, which is designed to make it easier for MSSPs to expand their value-added service portfolio and manage the hosted security services needed to address the surge in cyberattacks and shortage in skilled cybersecurity talent. To accelerate revenue growth, partners are granted access to new licensing models, expanded technical training, and more marketing and sales enablement tools.

Our Competitive Strengths

Our solutions incorporate proprietary and innovative cyber security and application delivery technologies that help our customers to secure the digital experience for users of business-critical applications. We believe our competitive strengths are based on several elements, including the following:

•
Innovation, Proprietary Technologies, and Thought Leadership. We are offering innovative solutions in our domain. We were one of the first companies to offer hybrid attack mitigation solutions; behavioral DDoS attacks detection with automated real-time signature creation for attack mitigation; device fingerprinting technology implementation for Bot-based attacks detection; auto-policy generation for our WAF solution; protection against encrypted attacks without opening the sessions for DDoS protection; and AI to detect attacks targeting workloads in public clouds. We believe this has given us significant expertise, know-how, and leadership in the market for cyber-attack mitigation solutions, and we take part in many technology communities, standard organizations, and open source projects. At the same time, we continue to invest in research and development of cyber security and application delivery technologies in order to introduce new and innovative solutions, which are supported and protected by multiple patents and proprietary rights.

•
Automation. We are offering automated attack detection and mitigation solutions that reduce the total cost of ownership of cyber security solutions, including behavioral analysis technology to detect zero-day DDoS attacks; automated real-time signature creation for DDoS attacks mitigation; intent-based behavioral analysis and machine learning (or “ML”) models to detect automated Bot attacks; and machine learning (positive security model) to detect zero-day web application attacks.

•
Wide attacks coverage. Our solutions offer a wide coverage against attacks, including mitigation of all four generations of Bot attacks; negative and positive security models to defend against known (OWASP top-10) and zero-day web application attacks (standard solutions typically cover OWASP top-10 attacks only); and advanced DDoS attacks protection such as DNS flood attacks, burst floods, SSL flood attacks, IoT botnets and Web DDoS attacks.

•	Industry Awards. We gained multiple industry awards during 2023, including the following:

o	Quadrant Knowledge Solutions – 2023 DDoS Mitigation SPARK Matrix™, July 2023 – Leader

o	Quadrant Knowledge Solutions – 2023 WAF SPARK Matrix™, December 2023 – Leader

o	Quadrant Knowledge Solutions – 2023 Bot Management SPARK Matrix™, July 2023 – Leader

o	GigaOm Research – GigaOm Radar for DDoS Protection 2023 – Leader and Fast Mover

o	GigaOm Research – GigaOm Radar for Application and API Protection: March 2023, Leader and Fast Mover

We were named winner of two 2023 Cybersecurity Excellence Awards. Our API Discovery and Protection solution received gold honors in the API Security category, and the Radware SecurePath® architecture won gold in the Web Application Security category – March 2023.

We were named a winner in the 19th Annual 2023 Globee® Cybersecurity Awards. The Radware SecurePath® application security architecture was awarded gold honors in the Web Application Security and Firewalls category – March 2023.

We are not responsible for the determinations of any of these awards or the entities or publications that award them.

Our Growth Strategy

Our growth strategy is based on several key elements:

•
Focus on cloud and application security. We aim to offer superior and innovative cyber security solutions and cloud-based solutions and expand our portfolio in these two dimensions. We also invest in go-to-market efforts related to cloud security services and public cloud solutions.

•	Invest in data center solutions. We continue to develop and sell holistic cyber security and application delivery solutions for physical, cloud, and hybrid data centers and cloud applications.

•
Increase our market footprint. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners, such as Cisco, Check Point, and Nokia, which provide critical access to certain large customers allowing us to sell our solutions. We intend to further increase our market footprint through collaboration with leading partners.

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

•
Pursue acquisitions and investments. In order to achieve our business objectives, we may evaluate and pursue the acquisition of, or significant investments in, other complementary companies, technologies, products, and/or businesses that enable us to enhance and increase our technological capabilities and expand our product and service offerings.

Sales and Marketing

Sales.  We market and sell our products and services primarily through indirect sales channels that consist of distributors and resellers located in North, Central and South America, Europe, Africa, Asia, and Australia. In addition, we generate direct sales to selected customers mainly in the United States. Our direct sales channels are supported by our sales and marketing managers who are also responsible for recruiting potential distributors and resellers and for initiating and managing marketing projects in their assigned regions. The sales managers are supported by our internal sales support staff that help generate and qualify leads for the sales managers. We have subsidiaries and representative offices and branches in multiple countries to cover the above mentioned regions (see Item 4.C “Organizational Structure”), to promote and market our products and services and provide customer support in their respective regions.

Marketing.  Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality cyber security and application delivery solutions to help drive demand for our products and services.  We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales and leverage sophisticated digital platforms and activity to scale our presence globally. Our marketing initiatives are principally directed at developing brand awareness, optimizing our digital presence, searchability and awareness, generating qualified leads and providing sales and marketing tools to our distributors/resellers to promote sales. We participate in major trade shows and virtual events, regionally based events/seminars and offer support to our distributors and resellers who participate in these events. We also participate in our partners’ events, such as Cisco Live and Checkpoint Experience, to promote our solutions within their audiences. Additionally, we focus on our customer base to deliver an integrated Customer 360 experience including regular communications, facilitating support and training needs, maximizing customer lifetime value and developing customer advocacy. We also invest in online and search engine advertising campaigns, public relations, and regionalized field marketing campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, OEMs, VARs, GSIs, and other companies that have formed strategic alliances with us.

Customers and End-Users

With the exception of our limited direct sales to selected customers, we sell our products and services through distributors or resellers who then sell our products and services to end-users.

We have a globally diversified end-user base, consisting of corporate enterprises, including banks, insurance companies, manufacturing, retail companies, media companies, government agencies and utilities, and service providers, such as telecommunication carriers, internet service providers, cloud service providers, and application service providers. Customers in these different vertical markets deploy Radware products for availability, performance and security of their applications.

In 2023, approximately 40% of our revenues were in the North, Central and South America (principally in the United States), 37% were in Europe, Middle East and Africa (EMEA) and 23% in Asia-Pacific, compared to 42%, 36% and 22%, respectively, in 2022, and 45%, 34% and 21%, respectively, in 2021. Other than the United States, which accounted for 28% of our total revenues in 2023, no other single country accounted for more than 10% of our revenues for 2023, 2022, and 2021.

In 2023, approximately 56% of our revenues derived from product sales and 44% derived from service sales, compared to 59% and 41%, respectively, in 2022 and 59% and 41%, respectively, in 2021.

In 2023, approximately 77% of our revenues derived from the enterprise market and 23% derived from the carrier market, compared to approximately 74% and 26%, respectively, in 2022, and 73% and 27%, respectively, in 2021.

As of December 31, 2023, 2022, and 2021, no single customer accounted for more than 10% of our revenues.

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

Customer Support Services

Our technical support team, which consisted of 356 employees worldwide as of December 31, 2023, supports our sales force during the sales process, assists our customers, resellers and distributors with the initial installation, set-up and ongoing support of our products, and trains them on how to best use our solutions. The technical support team also assists with service onboarding processes and provides training to end-users of our services. In addition, our technical team trains and certifies our distributors and resellers to provide limited technical support in each of the geographical areas in which our products are sold and is directly responsible for remote support. Our Certainty Support Program offerings allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third-party contractors.

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

As of December 31, 2023, our research and development staff consisted of 408 employees and 71 subcontractors. Research and development activities take place mainly at our facilities in Israel; Bangalore, India; Vancouver, Canada; and North Carolina, United States. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Application Security, Infrastructure Security, Application Delivery, Management and Control, Cloud Services, and Chief Technology Officer groups. Within those groups the organization is divided according to our existing product solutions.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms that are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to either the Chief Operating Officer or the Chief Technology Officer.

See also below under “Government Regulations – Israeli Innovation Authority.”

Manufacturing and Suppliers

Our quality assurance testing, final integration, packaging, and shipping operations as well as part of our final assembly activities are primarily performed at our facility in Jerusalem, Israel. All our products are Underwriters Laboratories (UL) and ISO 9001:2008 compliant and some of them have also achieved industry certifications.

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

We primarily rely on two ODMs to manufacture and to supply our hardware platforms. In 2023, approximately 46% of our direct product costs were from one of these vendors and 41% were from the other vendor. Additionally, we rely on two other ODMs, which made up 5% of our direct product costs in 2023. The rest of our ODMs accounted for 2% or less individually in 2023.

We conduct a business continuity plan (BCP) with all our vendors to ensure an immediate recovery in case of crisis that might jeopardize the supply of our products and services. For example, in order to overcome the risk of not meeting the committed SLA to our customers due to importation blocking in different countries associated with the outbreak of the COVID-19 pandemic, we had allocated sufficient inventory that was sent directly from the ODM vendors to worldwide warehouses to be shipped to customers, when needed, at the destination country, rather than being shipped from Israel. In this respect, we have been certified during 2021 for ISO 22301 (Business Continuity Management System). Furthermore, in order to minimize potential delays in product supplies by certain of our ODMs whose lead time had been significantly extended due to the worldwide chipset shortage, we had paid expedite fees to several components manufacturers. However, if we are unable to continue to acquire those platforms or components from these platform manufacturers and vendors on acceptable terms, or should any of these suppliers cease to supply us, on a timely basis, with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate suppliers would likely result in delays, operational problems, and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, although we believe we have levels of inventory that will assist us to transition to alternate suppliers smoothly.

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

We have registered trademarks for, among others, Radware®, Radware Logo:

®, OnDemand Switch®, Alteon®, APSolute®, LinkProof®, DefensePro®, CID®, SIPDirector®, AppDirector®, AppXcel®, AppXML®, AppWall®, APSolute Insite®, StringMatch Engine®, Web Server Director®, APSolute Vision®, vDirect®, Alteon VA®, AppShape®, FastView®, DefenseFlow®, Virtual DefensePro®, Radware SecurPath®, VADI® (Virtual Application Delivery Infrastructure),  ShieldSquare® and the ShieldSquare Logo: ®, and we have non-registered trademarks for, among others, ADC-VX™, Inflight™, and CyberStack™.  We own registered U.S. copyrights in all of our primary software product lines.

We have registered patents in the United States, Canada and other jurisdictions for, among others, our triangle redirection method used for the global load balancing in our AppDirector product; our mechanism for efficient management and optimization of multiple links used in our LinkProof product; our method for load balancing by global proximity used in our AppDirector product; our method for controlling traffic on links between autonomous Border Gateway Protocol (BGP) systems; the stateful distribution of copied SSL traffic; the transparent inspection of encrypted client traffic; the activation of multiple virtual services on a switching platform; the behavioral analysis and detection of zero-day and DDoS network attack patterns; a new method based on Quantiles for network edge DDoS and network anomalies protection in our DefensePro product; our new paraphrase-based algorithm for WebDDoS or Web floods and keyless HTTPS attack mitigation behavioral mechanisms in our DefensePro; our enhanced domain name service floods behavioral protection and UDP protections; our web and API application protection (including the business logic attacks), including our Bot Manager augmented by the new public identity and block-chain based methods for addressing  automated threats (for public-facing services) and advanced threats; our new client side protection to address sensitive PII leakage attacks resulting from untrusted third parties; our new AI/ML methods to address and automate analysis of our cloud WAF (CWAF) customer’s applications for proactive false-positive and false-negative service tuning, a geographically based traffic distribution; Zero-day attacks such as Log4j malicious strings, use of OpenAI-related APIs for embedding AI-assistance in various use-cases; a generic proximity based site selection for global load balancing; an internal hardware connectivity plane architecture; a specific proximity-based site selection for global load balancing of HTTP transactions implemented in our Alteon products; and additional patents in the software-defined networking (SDN) field, around a new concept of cyber control and automation for our DefenseFlow product.

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

Competition

The cyber security and application delivery market is highly fragmented and competitive, and we expect competition to intensify in the future.

Our principal competitors are:

•	DDoS Mitigation: Akamai Technologies, Inc., or Akamai, Imperva Inc., or Imperva, Netscout Systems, Inc., and Cloudflare, Inc.

•	Web Application Firewalls and Bot Management: Akamai, Imperva, Cloudflare, Inc., F5 Networks, Inc., or F5, and AWS

•	Application Delivery: F5, A10 Networks, Inc., and Citrix Systems, Inc.

•	CDR: Gem Security, Inc.

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

An increase in competition may lower prices and reduce demand and margins as well as increase costs associated with sales and marketing to maintain or increase market share; which, in turn, may impair our ability to increase profitability. Furthermore, the dynamic market environment, as illustrated by the above acquisitions, poses a challenge in predicting market trends and expected growth. We believe that our products and services have several competitive advantages in performance and accuracy and that our future success will depend primarily on our continued ability to provide more technologically advanced and cost-effective application delivery and cyber security solutions, and more responsive customer service and support, than our competitors. However, we cannot assure you that all products and services we offer in our portfolio will compete successfully with similar competitor solutions. See also above under “Business Overview.”

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

In 2023, 2022, and 2021, we were qualified to participate in projects funded by the IIA to develop generic technology relevant to the development of our products. We were eligible to receive grants constituting between 30% and 55% of certain research and development expenses relating to these projects. The grants under these projects are not required to be repaid by way of royalties.

In addition, one of our Israeli subsidiaries received royalty-bearing grants from the IIA for an approved research and development project. The grants under this project are required to be repaid based on revenues from the sale of products incorporating or based upon know-how developed, in whole or in part with the grants. These grants amounted to $0.4 million for the year ended December 31, 2023.

Research and development grants deducted from research and development expenses, net amounted to $0.4 million, $1.3 million, and $1.3 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Environmental, Social and Governance Matters

At Radware, we aim to help customers protect their critical applications and secure their digital experiences. As we pursue this goal, we recognize our responsibility to promote socially and environmentally responsible economic growth through our business practices. In order to promote this corporate responsibility and sustainability approach, we have implemented, and will continue to implement, various ESG principles and activities into our daily business practices, including, but not limited to, those summarized below.

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

Environmental

We aim to build a more sustainable world through the products, services, and solutions we offer and the way we operate. This means, among other things, that we aim to operate our business in a manner which meets or exceeds all environmental laws and compliance guidelines and strive to improve our environmental performance across our entire supply chain.

While we continue to develop a program that recognizes our environmental impact, we have already implemented various activities to measure and foster our environmental focus, including the following highlights:

•	We have implemented key performance indicators (KPIs), which set quantitative reduction goals for the use of water, power and paper;

•
We work with our suppliers to maintain compliance with various environmental laws and guidelines, such as RoHS and WEEE in the EU, and adopted our Conflict Minerals Policy available at www.radware.com/corporategovernance/conflictminerals (information contained on our website, including in our Conflict Minerals Policy, is not incorporated herein by reference and shall not constitute part of this annual report), which outlines our practices and procedures with respect to responsible sourcing of minerals from conflict-affected and high-risk areas; and

•
Our corporate headquarters in Tel Aviv, Israel, as well as our training rooms in Tel Aviv are designed in the “TED” style to serve as multifunctional work spaces while the operations room utilizes NVX video technology in order to minimize the amount of copper wiring required to function and travel. At our headquarters, we offer EV charging stations to our employees and visitors, and where applicable according to local requirements, we offer recycling and properly dispose of e-waste.

Social

We believe that the foundation of our success lies in our diverse, engaged, and motivated workforce, and we continuously advocate for our team by creating a work environment in which our employees can thrive in the spirit of productivity and development. This means, among other things, that we aim to operate our business in a manner which promotes a work environment that is free of discrimination and harassment and otherwise attends to our employees’ wellbeing.

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

•
Our corporate policy maintains zero tolerance for harassment, sexual harassment, and discrimination, and it imposes significant consequences for behavior deemed to create a hostile work environment. This is demonstrated by our Code of Conduct and Ethics as well as our Human Rights and Labor Standards Policy;

•
We offer what we believe is an attractive mix of compensation and benefit plans to support our employees’ and their families’ physical, mental, and financial well-being. This includes allowing the majority of our employees to have a direct ownership interest in Radware by participating in our equity-based incentive plans; and

•
We are focused on maintaining a healthy, safe, and secure work environment that protects our employees and the public from harm. This is demonstrated by the measures we implemented in order to overcome the challenges presented by the COVID-19 pandemic. We implemented a hybrid work model, which enables our employees to work partly remote and partly in the office. We believe that this flexibility drives increased job satisfaction while addressing the major challenges of remote work, such as isolation and lack of community.

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

While we continue to develop a program that recognizes our corporate governance and ethical conduct, we have already implemented various activities to measure and foster this focus, including the following highlights:

•
Corporate Governance and Board Practices: Our corporate governance policies and practices are designed to foster effective board oversight in service of the long-term interests of our shareholders. Our Board of Directors consists of 8 members, of whom seven qualify as “independent directors” under the Nasdaq rules and one is female. The Audit and Compensation Committees of our Board of Directors, which are charged with significant functions in our risk oversight and compensation philosophy, respectively, both currently consist of three members, all of whom qualify as “independent directors” under the Nasdaq rules. For further details on our corporate governance, as well as our Board of Directors and its committees’ roles and practices, see Items 6.C “Board Practices” and 16.G “Corporate Governance.”

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

Name of Subsidiary	Place of Incorporation
Radware Inc.	New Jersey, United States
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Kaalbi Technologies Limited Ltd.	India
Radware (India) Cyber Security Solutions Private Limited	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*	Israel
Radware Canada Holdings Inc.	Canada
Radware Iberia, S.L.U.	Spain
Edgehawk Security Ltd.	Israel
SkyHawk (CNP) Security Ltd.**	Israel
SkyHawk Security, Inc.***	Delaware, United States
CSR Cloud Security Ltd.	Israel
Radware (Colombia) S.A.S.	Colombia

* We own approximately 91.0% of this subsidiary, which ceased its activities in 2017.

** We own approximately 76.2% of this subsidiary.

*** Wholly-owned by SkyHawk (CNP) Security Ltd.

The late Yehuda Zisapel, one of our co-founders and shareholders and, until recently, the Chairman of our Board of Directors, is the father of Roy Zisapel, our President, Chief Executive Officer and director.  Either the late Yehuda Zisapel (and following his death, his estate), his late brother, Zohar Zisapel, (and following his death, his heirs – Michael Zisapel and Klil Zisapel), and Nava Zisapel (or all of them together) are founders, directors and/or shareholders of several other companies which, together with our Company and our subsidiaries listed above, are known as the RAD-Bynet Group. These companies include, among others:

AB-NET Communications Ltd.
Binat Business Ltd.
BYNET Data
Communications Ltd.*
Bynet Data Centers Ltd.
CloudRide Ltd.*
BYNET Electronics Ltd.*
BYNET SEMECH (outsourcing) Ltd.*
Bynet Software Systems Ltd.
Bynet System Applications Ltd.*
Ceragon Networks Ltd. Internet Binat Ltd.* Packetlight Networks Ltd. RAD-Bynet Properties and Services (1981) Ltd.* Radbit Computers, Inc. RADCOM Ltd. RAD Data Communications Ltd.* Radiflow Ltd.	RADWIN Ltd. DC Protection Ltd. (previously known as SecurityDAM Ltd.)

*Denotes a RAD-Bynet Group company with which we currently transact business

The late Yehuda Zisapel (and following his death, his estate), Michael Zisapel and Klil Zisapel also hold shares in Carteav Ltd. and Tupaia Ltd., start-up companies that are not considered part of the RAD -Bynet group.

The RAD-Bynet Group also includes several other holdings, real estate companies, biotech and pharmaceutical companies and the above list does not constitute a complete list of all entities within the RAD-Bynet Group or of all the holdings of Yehuda Zisapel’s estate, Michael Zisapel, Klil Zisapel and Nava Zisapel.

Members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing, and supporting data communications products, none of which currently compete with our products. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products and services. See also Item 7.B “Related Party Transactions.”

D.          Property, Plants and Equipment

General. We operate from leased premises mainly in Tel Aviv, Jerusalem and Ramat Gan in Israel and New Jersey in the United States. We also lease premises in several locations in Europe, North America, South America and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $6.1 million in 2023.

We believe that the following offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 108,000 square feet of leased office space in Tel Aviv, Israel, in two buildings: one building, consisting of approximately 40,000 square feet, plus storage and parking space, and the second building, consisting of approximately 68,000 square feet, plus parking spaces. Both buildings have leases that expire in June 2030 (with one of the two buildings having a termination option by us in June 2025 by way of prior notice) and are leased from, among others, affiliated companies owned by the late Yehuda Zisapel, Nava, Zisapel and/or the late Zohar Zisapel (and following his death, his heirs – Michael Zisapel and Klil Zisapel), as applicable. For more information, see Item 7.B “Related Party Transactions.”

In addition, we lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by the late Yehuda Zisapel and Nava Zisapel. The lease expires in July 2025. We also lease approximately 15,000 square feet for manufacturing facilities in Jerusalem, Israel, from an affiliated company owned by the late Yehuda Zisapel, Nava, Zisapel and the late Zohar Zisapel (and following his death, his heirs– Michael Zisapel and Klil Zisapel). The lease expires in August 2028. For more information, see Item 7.B “Related Party Transactions.”

We also lease approximately 6,620 square feet of space in Ramat Gan, for operations of one of our subsidiaries. The lease expires in September 2026.

Other locations. In the United States, we lease approximately 16,900 square feet of property in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space from a company controlled by the late Yehuda Zisapel, Nava, Zisapel and the late Zohar Zisapel (and following his death, his heirs – Michael Zisapel and Klil Zisapel). The lease expires in December 2025. For more information, see Item 7.B “Related Party Transactions.”

We lease approximately 3,850 square feet of property for our research and development facilities in North Carolina, the lease for which will expire in March 2026.

We also lease facilities for the operation of our subsidiaries and representative offices in several locations in Europe, North America, South America, and Asia-Pacific, all from unrelated third parties.

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

A.          Operating Results

Overview

General

We are a provider of cyber security and application delivery solutions for cloud, on-premises, and SDDC. Our solutions secure the digital experience by providing infrastructure, application, and network protection and availability services to enterprises globally. Our solutions are deployed by, among others, enterprises, carriers, and cloud service providers.

We began sales in 1997, and currently have nearly 30 local offices, subsidiaries or branches globally across Asia-Pacific, Europe, and North, Central and South America.

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

•
Revenues from post-contract customer support (PCS), which mainly represents help-desk support and unit repairs or replacements, professional services, and ERT services, are recognized ratably over the contract or subscription period, which is typically between one year and three years.

Our revenues are also attributed to geographic areas based on the location of the end-users.

In the years ended December 31, 2023, 2022, and 2021, revenues derived from sales of the Company’s products and product subscriptions constituted approximately 56%, 59%, and 59%, respectively, of our total revenues, with the remaining revenues being derived from services.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2023, 2022, and 2021, including the following tables, which present selected financial information in dollars and as a percentage of total revenues, are based upon our consolidated statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

The following table sets forth, for the periods indicated, certain financial data concerning our consolidated operating results:

	2023	2022	2021
	(US $ in thousands)
Revenues:
Products	$145,541	$172,161	$170,438
Services	115,751	121,265	116,058
	261,292	293,426	286,496
Cost of revenues:
Products	41,450	43,014	42,191
Services	10,260	10,870	10,255
	51,710	53,884	52,446

Gross profit	209,582	239,542	234,050
Operating expenses, net:

Research and development, net	82,617	86,562	74,098
Sales and marketing	126,237	126,533	119,842
General and administrative	32,408	29,786	21,885
Total operating expenses, net	241,262	242,881	215,825
Operating income (loss)	(31,680)	(3,339)	18,225
Financial income, net	13,927	8,052	4,407
Income (loss) before taxes on income	(17,753)	4,713	22,632
Taxes on income	3,837	4,879	14,821
Net income (loss)	(21,590)	(166)	7,811

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of our total revenues:

	2023	2022	2021

Revenues:
Products	56%	59%	59%
Services	44	41	41
	100	100	100
Cost of Revenues:
Products	16	15	15
Services	4	4	3
	20	19	18
Gross profit	80	81	82
Operating expenses, net:
Research and development, net	32	30	26
Sales and marketing	48	43	42
General and administrative	12	10	7
Total operating expenses, net	92	83	75
Operating income (loss)	(12)	(1)	6
Financial income, net	5	3	2
Income (loss) before taxes on income	(7)	2	8
Taxes on income	(1)	(2)	(5)
Net income (loss)	(8)%	0%	3%

Comparison of Years Ended December 31, 2023, 2022, and 2021

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

The following table provides a breakdown of our consolidated revenues by type of revenues both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

(US$ in thousands, except percentages)	2023		2022		2021		% Change 2023 vs. 2022	% Change 2022 vs. 2021
Products	145,541	56%	172,161	59%	170,438	59%	(15)%	1%
Services	115,751	44%	121,265	41%	116,058	41%	(5)%	4%
Total	261,292	100%	293,426	100%	286,496	100%	(11)%	2%

The following table shows a breakdown of our consolidated revenues by geographical distribution both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

(US$ in thousands, except percentages)	2023		2022		2021		% Change 2023 vs. 2022	% Change 2022 vs. 2021
North, Central and South America (principally the United States)(*)	103,435	40%	123,947	42%	128,770	45%	(17)%	(4)%
EMEA (Europe, the Middle East and Africa)	96,488	37%	104,219	36%	98,388	34%	(7)%	6%
Asia-Pacific	61,369	23%	65,260	22%	59,338	21%	(6)%	10%
Total	261,292	100%	293,426	100%	286,496	100%	(11)%	2%

(*) For the years ended December 31, 2023, 2022, and 2021, our revenues from the United States were $73.0 million, $94.0 million, and $98.9 million, respectively, representing 28%, 32%, and 35% of total revenues for these years, respectively.

Revenues in 2023 were $261.3 million compared with revenues of $293.4 million in 2022, a decrease of 11%.  The decline in revenue was primarily attributed to delays in closing large deals due to greater budget constraints of customers, mainly in the Americas, which resulted in a decrease in our on-premises products revenues in 2023 compared to 2022. This decline was partially offset by a growing demand for our cloud-based solutions.

Revenues in 2022 were $293.4 million compared with revenues of $286.5 million in 2021, an increase of 2%. The increase in revenues was primarily due to an increase in both product subscriptions revenues and service subscriptions revenues as described in more detail below.

In 2023, our product revenues were $145.5 million, a decrease of 15% compared to $172.2 million in 2022. The decline in revenues is attributed primarily to a decrease in our hardware-based products revenues, as the number of large deals in 2023 declined compared to 2022. Those large deals usually include significant hardware-based products revenues. Additionally, the increase demand for our cloud-based solutions impacted our revenues from hardware-based products.

In 2022, our product revenues were $172.2 million, an increase of 1% compared to $170.4 million in 2021, reflecting an increase in product subscriptions, partially offset by a decrease in sales of our hardware-based products.

In 2023, our service revenues were $115.8 million, a decrease of 5% compared to $121.3 million in 2022. The decrease in service revenues was attributed mainly to the decrease in service revenues derived from large deals, and due to a decrease in support services for our on-premises devices revenues which was partially offset by an increase in service subscription revenues.

In 2022, our service revenues were $121.3 million, an increase of 4% compared to $116.1 million in 2021. The increase in service revenues was due to the increase in service subscriptions.

During 2023, our revenues from the enterprise market decreased by 8% to $201.2 million from $218.0 million in 2022, and revenues from the carrier market decreased by 20% to $60.1 million from $75.4 million in 2022. During 2022, our revenues from the enterprise market increased by 5% to $218.0 million from $208.2 million in 2021, whereas, in 2022, revenues from the carrier market decreased by 4% to $75.4 million from $78.3 million in 2021.

Our revenues in North, Central and South America decreased in 2023 by 17% compared to 2022. Revenues from the EMEA region decreased in 2023 by 7% compared to 2022. Revenues in the Asia-Pacific region decreased in 2023 by 6% compared to 2022. The declines in revenues were attributed mainly to decreases in sales of our hardware-based products as described above, and a decrease in support services for our on-premises devices across all regions, partially offset by an increase in our cloud and subscription revenues, mainly in the EMEA and Asia-Pacific regions.

Our revenues in North, Central and South America decreased in 2022 by 4% compared to 2021. Revenues from the EMEA region increased in 2022 by 6% compared to 2021. Revenues in the Asia-Pacific region increased in 2022 by 10% compared to 2021. The growth in EMEA and Asia-Pacific was attributed mainly to our cloud and subscription business and to new logos we added to our cloud security offering; many of them are mid-sized enterprises. The decrease in revenues in North, Central and South America was attributed mainly to elongated sales cycles influenced by the macroeconomic downturn.

Other than the United States, no other single country accounted for more than 10% of our revenues for each of the years ended December 31, 2023, 2022, and 2021.

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

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures and as a percentage of the relative product and services revenues:

(US$ in thousands, except percentages)	2023		2022		2021
Cost of Products	41,450	28.5%	43,014	25.0%	42,191	24.8%
Cost of Services	10,260	8.9%	10,870	9.0%	10,255	8.8%
Total	51,710	19.8%	53,884	18.4%	52,446	18.3%

Cost of products as a percentage of product revenues in 2023 was 28.5%, compared to 25.0% in 2022. Cost of products in 2023 and 2022 included amortization of intangible assets in the amount of $4.0 million and $3.7 million, respectively. Our cost of products as a percentage of product revenues, excluding amortization of intangible assets, represented approximately 25.7% of product revenues in 2023, compared to 22.8% in 2022. Excluding amortization of intangible assets, the increase in cost of products as a percentage of product revenues was mainly attributed to the decrease in our products revenues.

Cost of services as a percentage of service revenues in 2023 was 8.9% compared to 9.0% in 2022.

Cost of products as a percentage of product revenues in 2022 was 25.0%, compared to 24.8% in 2021. Cost of products in 2022 and 2021 included amortization of intangible assets in the amount of $3.7 million and $1.9 million, respectively. Our cost of products as a percentage of product revenues, excluding amortization of intangible assets, represented approximately 22.8% of product revenues in 2022, compared to 23.7% in 2021. Excluding amortization of intangible assets, the decrease in cost of products as a percentage of product revenues was mainly due to a different mix of sales of our products and product subscriptions, as there was an increase in product subscriptions and a decrease in hardware-based products.

Cost of services as a percentage of service revenues in 2022 was 9.0% compared to 8.8% in 2021.

Operating Expenses, Net.

The following table sets forth a breakdown of our operating expenses, net for the periods indicated as well as the percentage change between such periods:

(US$ in thousands, except percentages)	2023	2022	2021	% Change 2023 vs. 2022	% Change 2022 vs. 2021
Research and development, net	$82,617	$86,562	$74,098	(5)%	17%
Sales and marketing	126,237	126,533	119,842	0%	6%
General and administrative	32,408	29,786	21,885	9%	36%
Total	$241,262	$242,881	$215,825	(1)%	13%

Our operating expenses, net decreased 1% in 2023 to $241.3 million from $242.9 million in 2022. The decrease of $1.6 million was primarily attributed to the decrease of $6.1 million in personnel costs and related expenses, mainly due to a decrease in average headcount compared to the previous year and a decrease in other salary related expenses, such as sales incentive commissions and a decrease of $2.2 million in fees paid to subcontractors. The decrease was  partially offset by an increase of $6.5 million in share-based compensation expenses.

Our operating expenses, net increased by 13% in 2022 to $242.9 million from $215.8 million in 2021. The increase was primarily attributed to increased personnel costs and related expenses, additional operating costs following the acquisition of SecurityDAM in February 2022, increased share-based compensation expenses, increased travel expenses, and increased fees paid for hosting services and subcontractors.

Research and Development Expenses, Net.

Research and development, or R&D, expenses, net consist primarily of salaries and related personnel expenses, costs of subcontractors, and prototype expenses related to the design, development, quality assurance and enhancement of our solutions, and depreciation of equipment purchased for the development and testing processes. All R&D costs are expensed as incurred. We believe that continued investment in R&D is critical to attaining our strategic product objectives.

R&D expenses, net were $82.6 million in 2023, a decrease of $3.9 million, or 5%, compared with R&D expenses, net of $86.6 million in 2022. This decrease was primarily a result of: (1) a $2.5 million decrease in personnel costs, mainly due to a decrease in average headcount compared to the previous year, and (2) a $2.2 million decrease in amounts paid to subcontractors, partially offset by a $1.2 million increase in share-based compensation expenses (see also “Share-based compensation expenses” below). There was no significant impact due to the strengthening of the dollar against the NIS since the Company hedged most of its salary related expenses.

R&D expenses, net were $86.6 million in 2022, an increase of $12.5 million, or 17%, compared with R&D expenses, net of $74.1 million in 2021. This increase was primarily a result of: (1) $7.8 million due to an increase in personnel costs, including salary raises awarded and increases in average headcount compared to the previous year and additional personnel costs as part of the acquisition of SecurityDAM in February 2022, (2) $0.8 million related to additional rent and maintenance expenses due to SecurityDAM office spaces, (3) a $1.5 million increase in amounts paid to subcontractors, and (4) a $1.9 million increase in share-based compensation expenses (see also “Share-based compensation expenses” below). There was no significant impact due to the strengthening of the dollar against the NIS since the Company hedged most of its salary related expenses.

Sales and Marketing Expenses.

Sales and marketing expenses consist primarily of salaries, commissions, and related personnel expenses for those engaged in the sales and marketing of our products and services, operational costs of our offices that are located outside Israel and are engaged in the promotion, marketing and support of our solutions, in addition to the related trade shows, advertising, promotions, website maintenance, and public relations expenses, and amortization of intangible assets.

Sales and marketing expenses were $126.2 million in 2023, a decrease of $0.3 million, or less than 1%, compared with sales and marketing expenses of $126.5 million in 2022. This decrease was mainly related to a decrease of $3.6 million in personnel costs, largely due to a decrease in average headcount compared to the previous year, and also a decrease in other salary-related expenses, such as sales incentive commissions, partially offset by an increase of $2.0 million in marketing-related expenses, and a $1.3 million increase in share-based compensation expenses (see also “Share-based compensation expenses” below).

Sales and marketing expenses were $126.5 million in 2022, an increase of $6.7 million, or 6%, compared with sales and marketing expenses of $119.8 million in 2021. This increase was mainly related to (1) an increase of $2.3 million in marketing-related expenses, (2) a $2.0 million increase in travel expenses, and (3) a $2.4 million increase in share-based compensation expenses (see also “Share-based compensation expenses” below).

General and Administrative Expenses.

General and administrative expenses consist primarily of salaries and related personnel expenses for executive, accounting, and administrative personnel, professional fees (which include legal, audit and additional consulting fees), bad debt expenses, acquisition related costs, and other general corporate expenses.

General and administrative expenses were $32.4 million in 2023, an increase of $2.6 million, or 9%, compared with general and administrative expenses of $29.8 million in 2022. The increase in general and administrative expenses in 2023 was primarily due to (1) a $4.0 million increase in share-based compensation expenses (see also “Share-based compensation expenses” below), and (2) an increase of $0.3 million related to revaluation of contingent consideration recorded as part of the acquisition of SecurityDAM, partially offset by a $2.1 million decrease in professional services due to lower D&O insurance costs and one time transaction costs we recorded in 2022, as part of the acquisition of SecurityDAM.

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

Share-based compensation expenses.

Our expenses also include the recognition of share-based compensation, which is allocated among cost of sales, research, and development expenses, marketing and selling expenses and general and administrative expenses, based on the division in which the recipient of the option grant is employed.  The share-based compensation is amortized to operating expenses over the requisite service period of the individual options.

The following tables summarize the share options and restricted share units (RSUs) that were granted during the years 2023, 2022, and 2021, and their weighted average grant-date fair value:

             Share options:

	2023	2022	2021
Grants	331,899	250,284	248,233
Weighted-average grant-date fair value	5.48	6.77	6.87

RSUs:

	2023	2022	2021
Grants	1,390,718	1,947,499	1,143,097
Weighted-average grant-date fair value	15.82	21.31	32.57

Share-based compensation expenses in 2023 totaled $34.0 million, an increase of $6.6 million, or 24%, compared with expenses of $27.4 million in 2022. The increase in our share-based compensation expenses in 2023 was primarily due to equity-based grants made to our Chief Executive Officer (CEO) during 2022 and certain equity-based grants made to employees of Skyhawk Security, our majority-owned subsidiary, during the last quarter of 2022, which resulted in recording higher expenses in 2023.

Share-based compensation expenses in 2022 totaled $27.4 million, an increase of $9.8 million, or 56%, compared with expenses of $17.6 million in 2021. The increase in our share-based compensation expenses in 2022 was primarily due to equity-based grants made to our CEO during 2022 and higher weighted-average grant date fair value of RSUs granted towards the end of 2021, which resulted in recording higher expenses in 2022.

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

Financial income, net was $13.9 million in 2023, compared with $8.1 million in 2022. The net increase of $5.9 million was primarily due to higher average interest rates on our bank deposits, which resulted in a $7.0 million increase in interest income and gains from our investments and bank deposits, partially offset by a $1.1 million decrease in foreign currency exchange gains, mainly due to revaluation of liabilities stated in NIS.

Financial income, net was $8.1 million in 2022, compared with $4.4 million in 2021. The net increase of $3.7 million was primarily due to a $3.1 million increase in foreign currency exchange gains, mainly due to revaluation of liabilities stated in NIS, and a $0.6 million increase in interest income and gains from our investments and bank deposits.

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2023, 2022, and 2021 tax years. We elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment, 1959 (the “Investments Law”) as of the 2014 tax year. The election is irrevocable. Under the Preferred Enterprise regime, a preferred income of an enterprise located in the center of Israel is subject to a tax rate of 16%. Pursuant to Amendment 73 to the Investments Law adopted in 2017, a company located in the center of Israel that meets the conditions for “Preferred Technological Enterprises” is subject to a tax rate of 12%. We believe we meet those conditions.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

In 2023, we recorded pretax loss of $17.8 million as compared to pretax income of $4.7 million in 2022, and our tax expenses were $3.8 million in 2023, a decrease of $1.1 million, or 21%, compared with tax expenses of $4.9 million in 2022. The decrease was mainly attributed to the decrease in our pretax income (loss) compared to the previous year and to a decrease in our uncertain tax positions provision.

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

Reportable Segments

In previous reporting periods (until December 31, 2022), we operated in one reportable segment. Commencing January 1, 2023, we have determined that the Company operates in two reportable segments:

•
Radware’s Core Business - this segment consists of our core business operations, including our cloud security as-a-service products, application and data centers security products and our application availability products; and

•
The Hawks’ Business – this segment consists of the operations of our two subsidiaries: SkyHawk Security, a spinoff of our former cloud native protector business which now provides an agentless Cloud-native threat Detection and Response (CDR), combined with Cloud Infrastructure Entitlement Manage (CIEM), Cloud Security Posture Management CSPM and Autonomous Purple Team for AWS Google Cloud and Azure, and EdgeHawk, which is engaged in transforming routers and network nodes into security platforms.

The following tables set forth, for the periods indicated, certain financial data concerning our reportable segments (U.S. dollars in thousands):

	Year ended December 31, 2023
	Radware Core	Hawks	Total

Revenues	$260,322	$970	$261,292

Operating loss	$(16,802)	$(14,878)	$(31,680)

	Year ended December 31, 2022
	Radware Core	Hawks	Total

Revenues	$290,408	$3,018	$293,426

Operating income (loss)	$8,416	$(11,755)	$(3,339)

	Year ended December 31, 2021
	Radware Core	Hawks	Total

Revenues	$283,913	$2,583	$286,496

Operating income (loss)	$24,114	$(5,889)	$18,225

Revenues of the Hawks’ reportable segment was immaterial during the years ended December 31, 2021 through December 31, 2023, therefore, there is no separate discussion about revenues of each segment during those years. For a discussion about the revenues on a consolidated basis, see Item 5.A “Operating Results.”

Operating expenses of the Hawks’ business consist primarily of salaries and related personnel expenses, costs of subcontractors, agent fees and share-based compensation expenses.

Operating loss of the Hawks’ business was $14.9 million in 2023, $11.8 million in 2022 and $5.9 million in 2021.

The increase of $3.1 million in the operating loss of the Hawks’ segment in 2023 compared to 2022 was primarily a result of an increase of $1.9 million in salaries and related personnel costs, mainly due to an increase in average headcount, $1.6 million increase in share-based compensation expenses and a decrease of $2.0 million in revenues. This was partially offset by a decrease of $1.7 million in costs of subcontractors and agents and a decrease of $0.5 million in hosting fees.

The increase of $5.9 million in the operating loss of the Hawks’ segment in 2022 compared to 2021 was primarily a result of an increase of $2.5 million in salaries and related personnel costs, mainly due to an increase in average headcount, $1.3 million increase in share-based compensation expenses and an increase of $1.5 million in fees paid to subcontractors and agents.

Operating expenses of the Radware core business segment consist primarily of salaries and related personnel expenses including commissions paid to our sales team, marketing related expenses, hosting services fees, rent and office maintenance fees, professional services, costs of subcontractors and share-based compensation expenses.

The operating loss of the Radware core business segment was $16.8 million in 2023, compared to operating income of $8.4 million in 2022 and operating income of $24.1 million in 2021.

The decrease of $25.2 million in the operating income in 2023 compared to 2022 was primarily a result of the decrease of $30.1 million in the Radware core segment’s revenues. This was partially offset by a decrease of $2.5 million in cost of sales, and a $2.5 million decrease in salaries and related personnel costs, mainly due to the decrease in average headcount compared to the previous year.

The decrease of $15.7 million in the operating income of the Radware core segment in 2022 compared to 2021 was primarily a result of an increase of $1.5 million in cost of sales, an increase of $7.8 million in salaries and related  personnel costs including commissions to our sales teams, mainly due to an increase in average headcount, an increase of $8.5 million in share-based compensation expenses, mainly due to equity-based grants made to our CEO during 2022, an increase of $2.1 million in travel expenses and an increase of $2.3 million in marketing-related expenses. This was partially offset by an increase of $6.5 million in the segment’s revenues.

For additional details regarding these two reportable segments, see below and Notes 2ac and 15 to our consolidated financial statements included elsewhere in this annual report.

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

Impact of Governmental Policies

For information on the impact of governmental policies on our operations, see Item 4.B “Business Overview—Government Regulations,” Item 3.D “Risk Factors—Laws, regulations and industry standards affecting our business are evolving, and unfavorable changes could harm our business,” and “Item 3.D “Risk Factors—Risks Related to Operations in Israel.”

Impact of Ukraine-Russia and Israel-Hamas Military Conflicts

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

In October 2023, following the Hamas terrorist attack, the Israeli government declared war against Hamas and commenced a military campaign against these terrorist organizations. In parallel, clashes intensified between Israel and Hezbollah on Israel’s northern border with Lebanon. Additionally, the Houthis launched missile and drone attacks targeted at Israel and ships in the Red Sea, posing a threat to international shipping in the Suez Canal. These armed conflicts may further escalate into a greater regional conflict and could adversely affect our business, operations and financial results. However, to date, we have not experienced any major interruption or material adverse impact on our business activities. For information on the possible impact of the state of war declared in Israel in October 2023, see Item 3.D “Risk Factors—Political, economic and military instability in the Middle East or Israel, including the state of war declared in Israel in October 2023, may harm our business.”

Related Parties

We have entered into a number of agreements for the lease of real property and the purchase of certain products and services from certain companies, of which the late Yehuda Zisapel, the late Zohar Zisapel (and following his death, his heirs – Michael Zisapel and Klil Zisapel), and/or Nava Zisapel are co-founders, directors and/or shareholders, which form part of the RAD-Bynet Group. In February 2022, we have also acquired the technology and operations of one of these RAD-Bynet Group entities, SecurityDAM. The late Yehuda Zisapel (and following his death – his estate) and his son, Roy Zisapel, our President and Chief Executive Officer and a director, hold a majority stake and a minority stake, respectively, in SecurityDAM. Roy Zisapel also serves as a director of RAD Data Communications Ltd., a company in the RAD-Bynet Group.

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

The total Radware Ltd. shareholders’ equity as a percentage of its total assets was 50% on December 31, 2023, compared with 52% on December 31, 2022 and 58% on December 31, 2021.

Cash and cash equivalents, short- and long-term bank deposits and short- and long-term marketable securities were $363.7 million on December 31, 2023, compared with $432.0 million and $465.8 million on December 31, 2022 and 2021, respectively.

Principal Capital Expenditures and Divestitures

Capital expenditures were $5.4 million, $8.8 million, and $5.6 million for the years ended December 31, 2023, 2022, and 2021, respectively. These expenditures were mainly comprised of investments in cloud infrastructure, enterprise resource planning (ERP) modules, leasehold improvements, machinery and equipment, computers, lab equipment and testing tools.

In 2024, we anticipate that the majority of our capital expenditures will be primarily for additional infrastructure to support our cloud-based solutions and for R&D testing, lab equipment and additional investments in our ERP system.

In May 2022, we announced the launch of SkyHawk Security, a spinoff of our former cloud-native Cloud Native Protector business with a strategic external investment of an affiliate of Tiger Global Management (the “SkyHawk Spinoff”).

Other than the SkyHawk Spinoff, we did not have any principal divestitures in the past three years.

Working Capital and Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing, and financing activities for the periods presented (dollars in thousands(:

	2023	2022	2021
Net cash provided by (used in) operating activities	$(3,500)	$32,148	$71,774
Net cash provided by (used in) investing activities	92,779	(56,018)	7,849
Net cash used in financing activities	(64,926)	(22,458)	(41,881)

Net cash provided by (used in) operating activities for 2023, 2022 and 2021 was $(3.5) million, $32.1 million, and $71.8 million, respectively. Our net income (loss) in 2023, 2022, and 2021 was $(21.6) million, $(0.2) million, and $7.8 million, respectively.

Net cash used in operating activities was $3.5 million for the year ended December 31, 2023, compared to net cash provided by operating activities of $32.1 million for the year ended December 31, 2022. The change resulted primarily from an increase in our net loss of $21.4 million, a decrease of $0.8 million in accrued interest on bank deposits, a decrease of $28.4 million in deferred revenues, a decrease of $4.3 million in inventories, and a decrease of $4.3 million in trade payables. These decreases were partially offset by an increase of $12.6 million in other payables and accrued expenses, an increase of $6.7 million in share-based compensation, an increase of $2.1 million in other assets and prepaid expenses, and a $2.0 million increase in trade receivables.

Net cash provided by operating activities was $32.1 million for the year ended December 31, 2022, compared to $71.8 million for the year ended December 31, 2021. The change resulted primarily from a decrease in our net income of $8.0 million, a decrease of $4.9 million in accrued interest on bank deposits, a decrease of $6.6 million in deferred revenues, a decrease of $2.2 million in inventories, a decrease of $1.9 million in operating lease liabilities, net, a decrease of $8.2 million in trade receivables, net, and a decrease in other payables of $26.3 million, mainly related to $15.4 million cash paid during the first quarter of 2022 for a settlement we reached with the Israeli Tax Authority during November 2021. These decreases were partially offset by an increase of $1.5 million in depreciation and amortization, an increase of $9.8 million in share-based compensation, an increase of $4.3 million in other assets and prepaid expenses, and a $1.7 million increase in trade payables.

Net cash provided by investing activities was $92.8 million for the year ended December 31, 2023, an increase of $148.8 million compared to net cash used in investing activities of $56.0 million for the year ended December 31, 2022. The change was primarily due to a net increase of $115.4 million in proceeds from short- and long-term deposits and marketable securities, the non-recurrence of the $30.0 million acquisition payment related to SecurityDAM in 2022, and a decrease of $3.4 million in capital expenditures.

Net cash used in investing activities was $56.0 million for the year ended December 31, 2022, a change of $63.9 million compared to net cash provided by investing activities of $7.8 million for the year ended December 31, 2021. The change was primarily due to a net decrease of $30.6 million in proceeds from short- and long-term deposits and marketable securities, a decrease of $30.0 million due to the acquisition payment related to SecurityDAM, and an increase of $3.2 million in capital expenditures.

Net cash used in financing activities was $64.9 million for the year ended December 31, 2023, an increase of $42.5 million compared to net cash used in financing activities of $22.5 million for the year ended December 31, 2022. The increase in net cash used in financing activities was attributed to the non-recurrence of the $35.0 million proceeds from the issuance of Preferred A shares in our subsidiary SkyHawk Security in 2022, the $2.1 million contingent consideration paid to SecurityDAM and an increase of $3.7 million in repurchase of our ordinary shares. In addition, proceeds from the exercise of share options decreased by $1.7 million.

Net cash used in financing activities was $22.5 million for the year ended December 31, 2022, a decrease of $19.4 million compared to net cash used in financing activities of $41.9 million for the year ended December 31, 2021. Net cash used in financing activities was attributed primarily to the repurchase of our ordinary shares. In 2022 and 2021, we repurchased ordinary shares in the amount of $59.5 million and $52.5 million, respectively. In addition, proceeds from the exercise of share options decreased by $8.6 million, and in 2022, we received $35.0 million in proceeds from the issuance of Preferred A shares in our subsidiary, SkyHawk Security.

Cash and Cash Equivalents

As of December 31, 2023, we had cash and cash equivalents, including short- and long-term bank deposits and short- and long-term marketable securities, of $363.7 million, compared to $432.0 million as of December 31, 2022 and $465.8 million as of December 31, 2021. As of December 31, 2023, approximately 46%, 28% and 26% of our short-term bank deposits were deposited in Israel with major Israeli banks which are rated AAA, A and BBB+, respectively, as determined by S&P’s Maalot. As of December 31, 2023, the longest contractual duration of any of our bank deposits was 2.0 years, the weighted-average duration of our deposits was 1.11 years, and the weighted average time to maturity was 0.36 years.

Our marketable securities portfolio includes investments in foreign banks and government debentures and in debt securities of corporations. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States.  As of December 31, 2023, 45% of our marketable securities portfolio was invested in debt securities of financial institutions and 55% in debt securities of corporations. From a geographic perspective, 76% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 6% was invested in debt securities of European issuers and 18% was invested in debt securities of other geographic-located issuers. As of December 31, 2023, 92% of our marketable securities portfolio was rated A- or higher and 8% was rated BBB+, as determined by S&P.

There are no material legal restrictions, taxes, or other costs associated with transferring our funds held in U.S. financial institutions to Israeli financial institutions, and we have access to all of our cash as needed for our operations. Although we have various subsidiaries throughout the world, there are no material legal, tax, or other cost impediments to our transferring cash to these subsidiaries for operations as and when needed or to such subsidiaries transferring cash to us to meet our own cash obligations. Further, we believe we generate sufficient cash from our Israeli operations to fund our operating and capital requirements and, therefore, do not need or intend to repatriate any of the earnings of our foreign subsidiaries.

Other Material Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2023 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due by Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year*	1-3 years	3-5 years	More than 5 years
Operating leases (1)	22,265	4,937	7,673	5,834	3,821
Total contractual cash obligations (2)	22,265	4,937	7,673	5,834	3,821

* Become due during 2024.

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2024 to 2030, although certain of our leases have renewal options.

(2) Severance payments of $4.4 million are payable only upon termination, retirement, or death of the respective employee and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(w) of our consolidated financial statements.

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

C.          Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2023, we had 408 employees and 71 subcontractors engaged primarily in research and development activities, compared to 419 employees and 75 subcontractors at the end of 2022, and 365 employees and 68 subcontractors at the end of 2021. For a further discussion of research and development, see Item 5.A “Operating Results.”

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

•
Datacenter architecture is changing. Datacenter architecture is changing to include various models such as a physical datacenter, a virtual datacenter, a software defined datacenter, and private or public cloud. New emerging edge clouds, coupled with the emerging 5G breakouts and SD-WAN, will enable enterprises to effectively leverage cloud-native services and edge computing services. Many organizations use a mixed infrastructure that includes a combination of one or more of the above and therefore require broader overarching protection that encompasses both the datacenter and multi-cloud-based applications. In addition, this mixed environment often involves multiple vendors and creates challenges in IT staffing and operational costs, which increase the needs for hybrid cloud services, managed “single pane of glass” style security services and modern automated data center technologies.

•
Application modernization requires new security tools. Application infrastructure is changing, from monolithic applications to modern applications and websites in which deployment workflows, front-end built-tools and API-centric architectures are used. The rise of cloud-native ecosystems, increasingly adapting cloud-direct and micro-services architecture packaged as containers, is providing a built-in “on-demand” elasticity and availability application infrastructure. This enables introducing and running the new generation of cloud-native applications, in a fast, adaptive and more efficient way by interacting with DevOps CICD tools and methods. As such, the AppSec blast radius is expanded and requires injection of security controls within the application lifecycle at early stages, to avoid slowdown in development, to sanitize, for example, usage of opensource software used by developers and might leak in malicious code (recent Log4J library). Various “shift-right” and “shift-left” methods are used and specifically adapted for various target deployment environments.

•
The above-mentioned cloud-native application delivery opens the door for leakage through the open cloud interface. A new family of attack surfaces manifested by the fact that the cloud APIs are publicly published, and DevOps processes are done from the outside of the cloud “perimeter” (the insider becomes the outsider). “Cloud-native” infiltrations are enabled by the usage of cloud-IAM (identify and access) misconfigurations or account take over techniques and by various vulnerabilities of publicly exposed web and API interfaces. This creates a need for a new protection posture for compliance, permissions hardening, vulnerabilities detection as well as cloud-native detection (infiltrations and exfiltration) and response tools under new industry categories: CIEM (Cloud Infrastructure Entitlement Management), CSPM (Cloud Security Posture Management), CWPP (Cloud Workload Protector Platform), and CTDR (Cloud Threat Detection and Response).

•
Organizations’ attack surfaces are increasing due to a changing economy. This was caused by a combination of two forces. First, working from home, primarily due to the restraints associated with COVID-19, required organizations to enable remote access to applications and services that were previously not exposed. This eliminated the traditional network perimeter, and now, even after The World Health Organization determined that COVID-19 no longer fit the definition of a public health emergency, every home computer or mobile device has become the new perimeter. Second, an increase in the online consumption of goods has accelerated organizations’ digital transformation and migration to the cloud. The result is more opportunities for attackers to leverage the increased attack surface.

•
Increasing complexity and intensity of security threats, including in view of AI-weaponized attacks. The increasing complexity and intensity of the security threats landscape requires expertise in identifying the attacks and state-of-the-art security to mitigate the attacks and safeguard the assets. Attack delivery is aided by the growing presence of connected devices (IoT), which increases the threat surface against any kind of infrastructure, as well as traffic encryption (dark data) assisting in hiding attacks. Furthermore, attack tools are increasingly available to all through the dark net and becoming more sophisticated as hackers use automation and weaponize AI. Increasing focus is currently centered around the new opportunities of weaponizing AI enabled by OpenAI. This leads to ever morphing and scalable attack vectors at all levels, from volumetric botnets through web and API-centric attacks, as well as new attack surfaces that utilize Kubernetes-platforms (container orchestration platform of choice). The mass amount of uncontrolled IoT devices and cloud hosting opens the door for a new generation of botnets and automated bots that are hard to classify and block. Most organizations are not able to keep up with these developments with their internal cyber security resources and seek managed security services.

•
Increasing expectations for applications availability and frictionless performance, due to the increasing dependence on applications in today’s business world. Businesses are sensitive to the resilience and availability of their applications, given their customers’ expectations of flawless experience and optimal performance. As such, exposed web and API based applications are the target for attackers that utilize both the server side as well as the client/browser side platforms for spreading their malicious code. New security controls utilize the power of AI and machine learning to control the delivery of AppSec services (control false positives) as well as detection of zero-days.

•
Israel-Hamas and Ukraine-Russia Military Conflicts. The state of war declared in Israel in October 2023 (see the risk factor titled “Political, economic and military instability in the Middle East or Israel, including the state of war declared in Israel in October 2023, may harm our business”) and the Russia-Ukraine war (see the risk factor titled “Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries”).

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

In addition, while we believe that the above trends may present some opportunities for us, they also pose significant challenges, risks, and uncertainties, including the following:

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

•
In addition, our customers’ purchasing decisions are related to the conditions in our industry and in the various regions and geographical markets in which we operate and are tied to the overall IT spending climate. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to such uncertainties. In particular, the Israel-Hamas and Ukraine-Russia military conflicts may negatively affect economic conditions regionally, as well as globally, disrupt operations, affect supply chains, or otherwise negatively impact our business.

•	The other risks and uncertainties we face, as described under Item 3.D “Risk Factors.”

State of War in Israel Update

In October 2023, Hamas terrorists and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers.  Following the attacks, the Israeli government declared war against Hamas and commenced a military campaign against these terrorist organizations. In parallel, clashes intensified between Israel and Hezbollah on Israel’s northern border with Lebanon. Additionally, the Houthis launched missile and drone attacks targeted at Israel and ships in the Red Sea, posing a threat to international shipping in the Suez Canal. These armed conflicts may further escalate into a greater regional conflict and could adversely affect our business, operations and financial results.

These conflicts have also strained Israel’s relationship with some of its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Israel faces threats, including cyber threats, from more distant neighbors, such as Iran, which has previously threatened to attack Israel and is believed to have a presence in Syria as well as influence over Hamas, Hezbollah and the Houthis. This situation may further escalate in the future, and this instability in the region may affect the global economy and marketplace. There can be no assurance that the political situation and these armed conflicts will not have a material adverse impact on our business in the future.

Furthermore, some of our directors, officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army. They may also be subject to being called to active duty at any time under emergency circumstances. For example, in connection with the state of war declared in Israel in October 2023, certain of our employees and consultants in Israel have been called to perform immediate military service and additional employees may be called as these armed conflicts progress. Our operations could be disrupted by the absence, for a significant period, of one or more of these officers or other key employees due to military service, and any disruption in our operations could harm our business.

In addition, in February 2024, in connection with the war declared in Israel in October 2023, Moody’s has downgraded Government of Israel’s foreign-currency and local-currency issuer ratings to A2 from A1, and other global rating agencies may take similar actions. Such downgrades might adversely affect the macroeconomic condition in which we operate, and also potentially deter foreign investment into Israel or Israeli companies, which may, among other things, hinder our ability to raise additional funds, if deemed necessary by our management and board of directors.

E.          Critical Accounting Estimates

In many cases, the accounting treatment of a particular transaction is specifically dictated in U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would produce a materially different result. Our management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our Board of Directors (the “Audit Committee”). See Note 2 to our consolidated financial statements included elsewhere in this annual report, which contains additional information regarding our accounting policies and other disclosures required by U.S. GAAP.

Our management believes that the significant accounting policies that affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and that are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue recognition;

•	Investment in marketable securities;

•	Business combinations;

•	Goodwill and impairment of long-lived assets;

•	Share-based compensation; and

•	Income taxes.

Revenue Recognition. We recognize revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers.” As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

Our solutions are sold primarily through distributors and resellers, all of which are considered end-users.

Our arrangements typically contain various combinations of its products, subscriptions and PCS, which are distinct and are accounted for as separate performance obligations. We allocate the transaction price to each performance obligation based on its relative standalone selling price (“SSP”). If the SSP is not observable, we estimate the SSP taking into account available information such as geographic specific factors, customer grouping and internally approved historical pricing guidelines related to the performance obligation. For PCS and subscriptions, we determine the standalone selling price based on observable renewals prices or standalone subscription transactions. For products, the SSP is not observable, and therefore, we estimate the product SSP taking into account available information such as geographic specific factors, customer grouping and internally approved historical pricing guidelines.

Deferred revenues represent mainly the unrecognized revenue collected for subscriptions and for PCS. Such revenues are recognized ratably over the term of the related agreement and are classified as short- and long-term based on their contractual term.

We record a provision for estimated sale returns, credits and stock rotation granted to customers on our products in the same period that the related revenues are recorded in accordance with ASC 606. Those estimates are based on historical sales returns and other factors known to us. Such provisions amounted to $3.3 million and $1.0 million as of December 31, 2023 and 2022, respectively.

Investment in Marketable Securities. We account for investments in marketable securities in accordance with Accounting Standards Codification, or ASC 320, “Investments – Debt Securities.” Management determines the appropriate classification of our investments at the time of purchase and reevaluates such determinations at each balance sheet date.

We classified all our debt securities as available-for-sale marketable securities. Debt securities are carried at fair value, with the unrealized gains and losses reported in “accumulated other comprehensive income (loss)” in shareholders’ equity, except for changes in allowance for expected credit losses, which is recorded in financial income, net. Realized gains and losses on sales of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities are included in financial income, net.

We periodically evaluate our available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, we consider our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, we write down the security to its fair value and record the impairment charge in financial income, net in our consolidated statements of income (loss). If neither of these criteria are met, we determine whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, as well as other factors. Credit loss impairments for both the years ended December 31, 2023 and 2022 were immaterial.

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

ASC No. 805 requires allocations of tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. Any excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.

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

In previous reporting periods (until December 31, 2022), we operated in one reportable segment. Commencing January 1, 2023, we have determined that the Company operates in two reportable segments. We conduct our annual test of impairment for goodwill on December 31 of each year, or more frequently if impairment indicators are present. No impairment loss was recorded during each of 2023, 2022, and 2021.

Share-based compensation. We account for share-based compensation in accordance with ASC 718, “Compensation-Stock Compensation” (ASC 718). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statements of income (loss).

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

We selected the Black-Scholes-Merton option pricing model to account for the fair value of our share-options awards with only service conditions and whereas the fair value of the RSUs awards is based on the market value of the underlying shares at the date of grant.

During 2020, the Board of Directors of the Company approved a market-condition based RSUs equity grant to the Chief Executive Officer of the Company. The vesting of the market-condition based RSUs granted during 2020 is dependent upon the Company’s share performance over the requisite service period.

On July 28, 2022, the Board of Directors of the Company approved an equity grant to the Chief Executive Officer of the Company, which is comprised of RSUs, market-condition based RSUs and market-condition based share options. The equity grant includes grants for the years 2022, 2023, and 2024 and are fixed monetary amounts ($7,725, $5,000, and $5,000, respectively).

Market-condition based RSUs’ vesting is dependent upon the fulfillment of certain market conditions and will vest, or partially vest, depending on the Company's share performance compared to other companies that are listed on the NASDAQ CTA Cybersecurity Index over the requisite service period, which is up to three years.

Market-based condition share options’ vesting is dependent upon the fulfillment of certain market conditions and will vest depending on the Company's share performance over the requisite service period, which is up to three years.

For the 2024 grants, the Company recorded a liability in the consolidated balance sheets for the RSUs and the market-condition based RSUs as the Company has an obligation to issue a variable number of shares for which the monetary amount is fixed and the key terms and conditions of the equity grant are known.

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

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is only addressed if the first step has been satisfied (i.e., the position is more likely than not to be sustained), otherwise a full liability in respect of a tax position not meeting the more likely than not criteria is recognized. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. We accrue interest and penalty, if any, that are related to unrecognized tax benefits in taxes on income. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalties.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carryforwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2023 and 2022 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 14 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “Results of Operations—Income Taxes” above.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Yuval Cohen (1)(2)	61	Chairman of the Board of Directors
Yair Tauman (1)(2)(3)(4)	75	Director
Stanley B. Stern (2)(4)(6)(7)	66	Director, Chairman of the Nomination and Corporate Governance Committee
Naama Zeldis (2)(3)(4)(5)	60	Director, Chairperson of the Audit Committee
Meir Moshe (2)(3)(5)(7)	69	Director, Chairman of the Compensation Committee
Israel Mazin (2)(6)(7)	64	Director
Alex Pinchev (1)(2)	73	Director
Roy Zisapel (5)	53	President, Chief Executive Officer and Director
Guy Avidan	61	Chief Financial Officer
Yoav Gazelle	54	Chief Business Officer
David Aviv	68	Chief Technology Officer
Gabi Malka	48	Chief Operating Officer
Sharon Trachtman	55	Chief Marketing Officer
Riki Goldriech	47	Chief People Officer

(1)  Term as director expires at the annual meeting of shareholders to be held in 2024.
(2)  Qualified as an independent director, as determined under the Nasdaq rules.
(3)  Serves on the Compensation Committee of the Board of Directors (the “Compensation Committee”).
(4)  Serves on the Audit Committee.
(5)  Term as director expires at the annual meeting of shareholders to be held in 2025.
(6)  Term as director expires at the annual meeting of shareholders to be held in 2026.
(7)  Serves on the Nomination and Corporate Governance Committee of the Board of Directors (the “Nomination and Corporate Governance Committee”).

Yuval Cohen has served as Chairman of our Board of Directors since November 2023 and as a member of our Board of Directors since December 2021. He is the founding and managing partner of Fortissimo Capital, a private equity fund headquartered in Israel, which was established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund, and prior thereto, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG) and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as the chairman of the board of directors of Kornit Digital Ltd. (Nasdaq: KRNT). He also serves on the board of directors of several privately-held portfolio companies of Fortissimo. Mr. Cohen holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. from Harvard University.

Yair Tauman has served as a member of our Board of Directors since October 2010. He is the Vice Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Stony Brook Center for Game Theory, New York. He was a professor at Tel Aviv University for 25 years until 2009 and, prior thereto, served as a professor at the Kellogg School of Management at Northwestern University. His areas of research include game theory and industrial organization. Professor Tauman currently serves on the board of directors of other private companies from different sectors, including online auctions, social networking and fintech. Professor Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

Stanley B. Stern has served as a member of our Board of Directors since September 2020. Mr. Stern is currently the chairman of the board of directors of AudioCodes Ltd. (Nasdaq, TASE: AUDC) (AudioCodes), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, and serves as the lead director of Ormat Technologies, Inc. (NYSE: ORA). He previously served as a member of the board of directors of Ekso Bionics Holdings, Inc. (Nasdaq: EKSO) from 2014 until 2023. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a strategic advisory firm, engaged primarily in high-tech, alternative energy and healthcare. Previously, from 1982 until 2000 and from 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd. and Fundtech Ltd., and the chairman of the boards of directors of Tucows, Inc. and of SodaStream International Ltd., until its sale to Pepsico in December 2018. Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

Naama Zeldis has served as a member of our Board of Directors since September 2020. Ms. Zeldis served as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage, until January 2023. Formerly, Ms. Zeldis served as Chief Financial Officer for a variety of high-tech and industrial companies, such as Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd., formerly with the RAD-Bynet Group, from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Electra Real Estate Ltd. (TASE: ELCRE), a global real estate private equity firm, Orbit Technologies Ltd. (TASE: ORBI), a company specializing in satellite communications, tracking systems, airborne communication and audio managements solutions, and on the board of directors of Aquarius Engines (A.M.) Ltd. (TASE: AQUA), a developer of a Free Piston Linear Engine, which is integrated into a comprehensive, reliable, cost-effective, green energy generator. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Measuring Instruments Ltd. (Nasdaq: NVMI), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A. from the Hebrew University in Jerusalem.

Meir Moshe has served as a member of our Board of Directors since May 2022. Mr. Moshe has held senior positions in the financial sector over the past four decades, including as our Chief Financial Officer from 1999 to 2016 and as our interim Chief Financial Officer from June 2021 to February 2022. Mr. Moshe has served as a director and member of the audit committee in multiple public companies, including Otonomo Technologies Ltd. (Nasdaq: OTMO) from 2022 to 2023, Ability Inc. (Nasdaq: ABIL) from 2016 to 2017, Carasso Motors Ltd. (TASE: CRSM) from 2018 to 2019 and Albert Technologies Ltd. (LSE: ALB) from 2018 to 2019. He currently provides consulting services to public companies. He holds a B.Sc. degree in economics and accounting from Tel Aviv University, Israel and is a certified public accountant.

Israel Mazin has served as a member of our Board of Directors since October 2023. Mr. Mazin is the Chairman, CEO and Co-Founder of MEMCYCO (Memco-Cyber-Corporation), a Digital-Watermark Authentication technology for B2B and B2C online communication, since 2021.  Prior to that, Mr. Mazin was a founding member of several technology companies, including OpTier, an APM market leader that was acquired by SAP in 2015, and Memco Software, a security software company that went public on Nasdaq and was later acquired by Platinum Technology. Mr. Mazin also co-founded Shadow Technologies, a non-profit company that consolidates crowd opinion online reviews.  Mr. Mazin is also an active investor in real estate, high tech, and bio-tech startups. In 2018, Mr. Mazin received an honorary degree from the Holon Institute of Technology.

Alex Pinchev has served as a member of our Board of Directors since November 2023. Mr. Pinchev has held numerous leadership and board positions across several high-tech companies throughout his career, including, most recently, as the Chairman of Flicent, Inc. and as a board member in several private companies, including SuSe S.A., StackState B.V. and Velotix Ltd. He previously served as an Executive Vice President and president of global sales, services, and field marketing of Red Hat, Inc. from 2003 to 2012 and as an Executive Vice President and president of global sales and marketing of Rackspace Limited (NASDAQ: RXT) from 2016 to 2017. He also served as the CEO of Acronis during 2012-2013. He was a board member of several public companies, in Quantum Corporation (NYSE: QMCO) and BMC Software, Inc. (NYSE:BMC). He currently serves on the boards of several privately owned companies and continues to advise and invest in startups and firms seeking global expansion through Capri Ventures, an early-stage fund that he founded. Mr. Pinchev holds a Masters degree in applied mathematics and computer science from the ITMO University in St. Petersburg, Russia.

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

Guy Avidan has served as our Chief Financial Officer since February 2022. Prior to joining Radware, he was with Kornit Digital (NASDAQ:KRNT), where he served as President at KornitX from November 2020 to November 2021 and as Chief Financial Officer from November 2014 to November 2020, in which role he led Kornit to its initial public offering on Nasdaq. Prior to joining Kornit Digital, Mr. Avidan was Vice President of Finance and Chief Financial Officer at AudioCodes (NASDAQ: AUDC). In addition, Mr. Avidan has 15 years of experience serving in various other executive capacities, including co-President and Chief Financial Officer at MRV Communications, Inc. (NASDAQ: MRVC), as well as Vice President of Finance and Chief Financial Officer at Ace North Hills, which was acquired by MRV Communications. Mr. Avidan is a certified public accountant and holds a B.A. degree in economics and accounting from Haifa University in Israel.

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

David Aviv has served as our Chief Technology Officer since 2016 and as our Vice President, Advanced Services, since 2004. Mr. Aviv oversees the technology strategy for the Company’s solutions for enterprise, carrier and cloud solutions and is involved in researching and developing key algorithms and concepts that will guide the direction of the Company’s future solutions. Prior to joining Radware, he was the VP of Engineering at Ofek, an Israel-based ILEC and a senior consultant. Prior to that, until 2000, Mr. Aviv served in the Israeli Air Force as a senior technical leader. He also serves as the Technical Chairman of the Israeli Telecom Standards Body committee. Mr. Aviv holds a Ph.D. degree in Electrical Engineering (EE) from the Naval Postgraduate School in Monterey, California, a B.S. degree in Electrical Engineering from Ben-Gurion University and a M.S. degree in Electrical Engineering from Tel Aviv University, Israel.

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

Sharon Trachtman has served as our Chief Marketing Officer since February 2021. In parallel she continues to serve as our Chief Business Operation Officer. Ms. Trachtman has been with our Company since its start of operations in 1997. Since September 1997, she has held various senior positions in Radware, such as Product Management Vice President and Marketing Vice President. From November 1994 to September 1997, Ms. Trachtman was a product line marketing manager for Scitex Corporation.  Ms. Trachtman holds a B.A. degree in computer science and philosophy from Bar-Ilan University, Israel.

Riki Goldriech has served as our Global VP HR since 2016 and as our Chief People Officer since 2022. Ms. Goldriech brings more than 13 years of human resources experience to her role. Prior to Radware, Ms. Goldriech managed the human resources function at Hewlett-Packard Enterprise (HPE) Software in Israel. Ms. Goldriech has also held multiple human resources posts at HPE Israel. Ms. Goldriech holds a B.Sc. degree in computer science and logistics-economics and an MBA from Bar-Ilan University.

Additional Information

Under Nasdaq requirements, a majority of the members of our Board of Directors are required to be “independent” as defined under the Nasdaq rules. We currently satisfy this requirement because seven of our eight directors qualify as “independent directors” under the Nasdaq rules.

On March 10, 2024, Yehuda Zisapel, a co-founder and shareholder of the Company who served as a member of our Board of Directors since our inception in May 1996 and as Chairman of our Board of Directors from May 1996 until August 2006 and again from November 2009 until November 2023, passed away. Roy Zisapel, our President, Chief Executive Officer and director. is the son of Nava Zisapel, who is one of our major shareholders, and the late Mr. Yehuda Zisapel. There are no other family relationships between any of the directors or members of senior management named above.

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

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2023 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2022 - All directors and officers as a group, consisting of 14 persons*	$3,307,407	$527,559
2023 - All directors and officers as a group, consisting of 15 persons**	$2,419,283	$475,235

*  Includes one person who served as our officer in 2022 and is no longer serving as our officer and one director who was appointed during 2022.

** Includes one person who served as our director in 2023 and is no longer serving on our Board of Directors and two directors who were appointed during 2023.

During 2023, we granted to our directors and officers listed in Item 6.A “Directors, Senior Management and Employees,” in the aggregate, 273,941 RSUs at a weighted average grant date fair value per RSU of $19.28 and options to purchase 331,899 ordinary shares at a weighted average exercise price per share of $17.63. The options expire 62 months after grant. The weighted-average grant date fair value of these options was $5.48 per option.

For a discussion of the accounting method and assumptions used in valuation of such share-based compensation, see Note 2(s) to our consolidated financial statements included elsewhere in this annual report. See also Item 6.E “Share Ownership.”

For a discussion of the compensation granted to our five most highly compensated executive officers during 2023, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

We currently hold directors and officers liability insurance with an aggregate coverage limit of $35 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2023.

Name and Principal Position (1)	Year	Salary	Bonus (including Sales Commissions) (2)	Equity-Based Compensation (3)	All Other Compensation (4)	Total
(US$ In Thousands)
Roy Zisapel, President, Chief Executive Officer and Director	2023	450 (5)	(6)	2,451	139*	3,040
Guy Avidan, Chief Financial Officer	2023	308		261	67	636
Yoav Gazelle, Chief Business Officer	2023	240	198	214	40	692
Gabi Malka, Chief Operating Officer	2023	319		139	73	531
David Aviv, Chief Technology Officer	2023	300		139	72	511

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)
Amounts reported in this column represent annual bonuses, including sales commissions. Consistent with our Compensation Policy, such bonuses are based upon (i) for non-sales executive officers - achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year. The bonus (of up to 10% of the annual bonus) is based on the achievement and performance of pre-determined key performance indicators (KPIs), and, in any event, not to exceed the amount of 200% of the base salary; and (ii) for sales executive officers - achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company and in any event, not to exceed the amount of four annual base salaries of such executive.

(3)
Amounts reported in this column represent the grant date fair value in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2(s) to our consolidated financial statements included elsewhere in this annual report.

(4)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (“keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life or work disability insurance), phone, convalescence or recreation pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Radware’s guidelines. Unless otherwise indicated herein, all Covered Executives (i) are entitled to a notice period of at least one month prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (ii) are not entitled to any special bonuses or benefits upon a change of control of our Company, other than a potential acceleration of the vesting of their share options pursuant to our equity incentive plan, as more fully described in Item 6.E “Share Ownership.”

(5)
As approved by our shareholders on July 28, 2022, as of such date, Roy Zisapel’s gross base salary increased from $400,000 to $450,000 and his annual bonus increased from $400,000 to $600,000 (however, the actual payout, based on performance, could reach $900,000 for overperformance).

(6)
Consistent with our Compensation Policy, and as approved by our shareholders on July 28, 2022, Roy Zisapel is entitled to an annual bonus of up to $600,000 (however, the actual payout, based on performance, could reach $900,000 for overperformance).

* Social contributions paid in Israel are denominated in NIS, whereas our functional currency is dollars and therefore fluctuations in dollar amounts may be attributed to exchange rate fluctuations.

As approved by our shareholders on July 28, 2022, the terms of compensation of Roy Zisapel, our President, Chief Executive Officer and director, were modified, such that, commencing July 28, 2022, (i) his gross base salary is $450,000 per annum (payable in NIS); (ii) his annual bonus is $600,000 (payable in NIS) for on-target (100%) performance; however, the actual payout, based on performance, could reach $900,000 for overperformance (or the equivalent in NIS); and (iii) he is entitled to annual grants of a combination of time-based restricted share units, performance-based restricted share units, and performance-based share options, with a total grant value of $7.725 million, $5.0 million and $5.0 million, for 2022, 2023, and 2024, respectively. For additional details, see Proposal 3 of the Proxy Statement filed as Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K we submitted to the SEC on June 23, 2022.

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (equivalent to approximately $33,556, based on the exchange rate published by the Bank of Israel on March 10, 2023, which was NIS 3.60 = $1.00) per year of service; (ii) per meeting remuneration of NIS 3,600 (equivalent to approximately $1,000, based on the exchange rate published by the Bank of Israel on March 10, 2023, which was NIS 3.60 = $1.00) for each Board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. All amounts payable under items (i), (ii), (iii), and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

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

Our Articles of Association provide for a Board of Directors of not less than five and not more than nine directors. Currently, our Board of Directors consists of eight directors. In accordance with current Nasdaq requirements, nominees for election as directors are approved and recommended to the Board of Directors by our Nomination and Corporate Governance Committee.

Under the Companies Law, our Board of Directors is required to determine the minimum number of directors having accounting and financial expertise, as defined in regulations promulgated under the Companies Law, that our Board of Directors should have.  In determining the number of directors required to have such expertise, the Board of Directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that Naama Zeldis has such expertise.

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors is divided into three classes with each class of directors serving until, generally, the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class I	2024	Yair Tauman and Yuval Cohen
Class II	2025	Roy Zisapel, Naama Zeldis and Meir Moshe
Class III	2026	Stanley Stern, Israel Mazin and Alex Pinchev*

* Mr. Pinchev was appointed in November 2023 and, in accordance with our Articles of Association, will be presented for election in the next annual general meeting of shareholders for a term of two years, ending on the annual general meeting to be held in 2026.

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

Our Committees

The Board of Directors appoints committees to help carry out its duties. Each committee reports the results of its meetings to the full Board of Directors. The Board of Directors established an Audit Committee and a Compensation Committee and, from time to time, establishes other “ad-hoc” committees of members of the Board of Directors for specific duties or assignments and limited duration.

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

Our Board has determined that all directors serving on our Audit Committee (namely, Naama Zeldis, Stanley Stern and Prof. Yair Tauman) meet the independence standards required of Audit Committee members by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Nasdaq rules. In addition, the Board of Directors has determined that Naama Zeldis is considered an “audit committee financial expert” (as defined by SEC rules).

In accordance with the Nasdaq rules, our Audit Committee has adopted a charter that sets forth the Audit Committee’s purpose and responsibilities, which include, among other things, (1) assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements, and the independence qualifications and performance of our independent auditors, and (2) selecting, evaluating and, where appropriate, recommending to replace the independent auditors (or to nominate the independent auditors subject to shareholder approval) and pre-approving audit engagement fees and all permitted non-audit services and fees. Our Audit Committee must also review and approve all related party transactions specified under Item 7.B “Related Party Transactions” of Form 20-F.

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

Our Audit Committee also functions as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, our Audit Committee is responsible for investigating reports of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by our officers, directors, employees, or any of our agents.

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

Pursuant to its charter, our Compensation Committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue options under our share option plans. The Compensation Committee reviews, recommends, and determines, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s Chief Executive Officer and other executive officers.

Our Compensation Committee currently consists of Meir Moshe, Prof. Yair Tauman, and Naama Zeldis, all of whom are independent directors.

Nomination and Corporate Governance Committee

Our Board of Directors formed a Nomination and Corporate Governance Committee in October 2023. The role of our Nomination and Corporate Governance Committee is, among other things, to assist our Board of Directors by identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and to recommend to the Board the director nominees for the next annual meeting of shareholders and the individuals to be appointed to the Board from time to time; to develop and recommend to the Board matters of corporate governance; to lead the Board in its annual review of the Board and management’s performance; and to recommend to the Board director nominees for each committee.

Pursuant to its charter, our Nomination and Corporate Governance Committee is authorized, among other things, to seek individuals qualified to become directors for recommendation to the Board, consistent with criteria identified by the Board; monitor and evaluate the orientation and training needs of directors and make recommendations to the Board where appropriate; assist the Board in determining and monitoring whether or not each director and prospective director is “independent” within the meaning of any rules and laws applicable to us; receive comments from all directors and report annually to the Board with an assessment of the Board’s performance; periodically review our policies, practices and disclosures with respect to sustainability and environmental, social and governance factors; and review, as it deems appropriate, the succession planning for our senior executive officers.

Our Nomination and Corporate Governance Committee currently consists of Stanley Stern, Meir Moshe, and Israel Mazin, all of whom are independent directors.

Nomination of Directors

Nominees for election as directors are approved and recommended to the Board of Directors by our Nomination and Corporate Governance Committee.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2023*:

Name of Body	No. of Meetings in 2023	Average Attendance Rate**
Board of Directors	13	94.23%
Audit Committee	5	100%
Compensation Committee	5	100%
Nomination and Corporate Governance Committee ***	0	N/A

* Excludes ad-hoc committees.
** Meetings at which a director was not allowed to attend as a matter of applicable law were not counted as a failure to attend.
*** The Nomination and Corporate Governance Committee was formed in October 2023.

Each director attended at least 62% of all Board meetings.**

Directors’ Service Contracts

Except as described in Item 6.B “Compensation”, we do not, as of the date of filing of this annual report, have service or employment contracts with our directors providing for benefits upon termination of employment.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor proposed by the audit committee. The role of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law and orderly business procedure. The internal auditor may participate in all audit committee meetings and has the right to demand that the chairperson of the audit committee convene a meeting. Under the Companies Law, the internal auditor may be an employee of the company but may not be an interested party, an office holder or a relative of any of the foregoing, nor may the internal auditor be the company’s independent accountant or its representative. Oren Groupi, CPA, Partner in KPMG Israel, is our internal auditor.

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

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As of December 31,
	2023	2022		2021

Approximate numbers of employees and subcontractors by geographic location:
Israel	590	589		488
North, Central and South America (principally the United States)	229	252		226
EMEA (Europe, the Middle East and Africa)	113	124		125
Asia-Pacific	286	313(	*)	304(	*)
Total workforce	1,218	1,278		1,143
Approximate numbers of employees and subcontractors by category of activity:
Research and development	479	494(	*)	433(	*)
Sales, technical support, business development and marketing	602	647		578
Management, operations and administration	137	137		132
Total workforce	1,218	1,278		1,143

(*) Includes 71, 75, and 68 subcontractors, as of December 31, 2023, 2022, and 2021, respectively.

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

E.          Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 18, 2024. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or RSUs currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. See also Item 7.A “Major Shareholders” below.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares**
Roy Zisapel (1)	1,531,392	3.66%
Stanley Stern (2)	*	*
Naama Zeldis (2)	*	*
Yair Tauman (2)	*	*
Yuval Cohen (2)(3)	*	*
Meir Moshe (2)	*	*
Israel Mazin (2)	*	*
Alex Pinchev (3)	*	*
Gabi Malka (2)	*	*
David Aviv (2)	*	*
Sharon Trachtman (2)	*	*
Guy Avidan (2)	*	*
Yoav Gazelle (2)	*	*
Riki Goldriech (2)	*	*
All directors and executive officers as a group (14 persons) (4)	2,033,422	4.81%

* Reflects ownership of less than 1%.

** The percentages shown are based on 41,786,948 ordinary shares issued and outstanding as of March 18, 2024. This figure of outstanding ordinary shares excludes (i) 35,000 RSUs and (ii) employee share options to purchase an aggregate of 467,030 ordinary shares at a weighted average exercise price of approximately $25.29 per share, with the latest expiration date of these options being in July 2027 (of which, options to purchase 432,030 of our ordinary shares were exercisable as of March 18, 2024).

(1) Consists of 1,531,392 shares.

(2) Owns less than 1% of our outstanding ordinary shares (including options held by each such individual, which are vested or shall become vested within 60 days of the date of this annual report) and have therefore not been separately disclosed.

(3) Excludes 1,892,288 Ordinary Shares beneficially owned by Fortissimo Capital Fund (Israel – D. P), LP., an Israeli-based private equity fund. Yuval Cohen a member of our board of directors and a managing partner in Fortissimo Capital, may be deemed to have shared voting and dispositive power with respect to the shares held by Fortissimo but disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(4) Consists of 1,531,392 shares, 35,000 RSUs and 467,030 options to purchase ordinary shares. The options consist of (i) 1,875 options at an exercise price of $22.50, which expire in January 2026, (ii) 60,000 options at an exercise price of $22.51, which expire in December 2024, (iii) 51,150 options at an exercise price of $22.70, which expire in January 2025, (iv) 10,900 options at an exercise price of $22.73, which expire in January 2025, (v) 60,000 options at an exercise price of $23.46, which expire in July 2025, (vi) 22,500 options at an exercise price of $23.59, which expire in September 2025, (vii) 1,500 options at an exercise price of $24.3 which expire in April 2024, (viii) 60,000 options at an exercise price of $24.32 which expire in November 2025, (ix) 12,375 options at an exercise price of $24.67, which expire in September 2025, (x) 60,000 options at an exercise price of $24.74, which expire in November 2025, (xi) 26,730 options at an exercise price of $24.89, which expire in September 2025, (xii) 40,000 options at an exercise price of $28.91, which expire in July 2027, and (xiii) 60,000 options at an exercise price of $32.71, which expire in February 2027.

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

In addition, the Share Incentive Plan provides that, unless determined otherwise by our Board of Directors (or a committee thereof), in the event of a “Hostile Takeover,” which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares (other than a purchase by Yehuda Zisapel), the vesting of all or a portion of our outstanding equity awards will accelerate. As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer.

Options granted pursuant to the Share Incentive Plan are typically granted for a term of 62 months from the date of the grant of the option. As of December 31, 2023, 36,012,967 ordinary shares have been reserved for equity grants under the plan, of which we have (i) granted options to purchase 27,963,931 ordinary shares at a weighted average exercise price of $8.88 per ordinary share and (ii) issued 6,932,439 RSUs.

The Share Incentive Plan allows the allocation of short-term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the Nasdaq on the date of grant of a respective option award. As of December 31, 2023, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

Directors and Consultants Option Plan

In February 2000, we adopted a Directors and Consultants Option Plan, which is administered by our Compensation Committee. Options granted pursuant to our Directors and Consultants Options Plan are for a term of 62 months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Share Incentive Plan.  The Directors and Consultants Option Plan relies on the 36,012,967 ordinary shares reserved for option grants shares under the Share Incentive Plan which can be rolled over between such plans. The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares.

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (ESPP), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one-year offering periods, each consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2023, a total of 255,560 shares had been purchased under the ESPP. During 2023, no shares were purchased under the ESPP.

Option Plans of Our Subsidiary

On April 12, 2022, the board of directors of SkyHawk Security established the Skyhawk (CNP) Security Ltd. 2022 Share Incentive Plan (the “"SkyHawk Plan”). Under the SkyHawk Plan, options may be granted to officers, directors, employees and consultants of SkyHawk Security. The exercise price per share under the SkyHawk Plan was generally not less than the fair value of an ordinary share at the date of grant. The options vest primarily over four years. Each option is exercisable for one ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants. See Note 12(e) to our consolidated financial statements.

F.          Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 18, 2024, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**

Senvest Management, LLC (1)	4,115,597	9.85%

Morgan Stanley (2)	3,534,162	8.46%

Nava Zisapel (3)	3,060,176	7.32%

First Trust Portfolios L.P. (4)	2,446,925	5.86%

Artisan Partners (5)	2,360,703	5.65%

Legal & General Investment Management Limited (6)	2,115,897	5.06%

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

** The percentages shown are based on 41,786,948 ordinary shares issued and outstanding as of March 18, 2024. This figure of outstanding ordinary shares excludes (i) 35,000 RSUs and (ii) employee share options to purchase an aggregate of 467,030 ordinary shares at a weighted average exercise price of approximately $25.29 per share, with the latest expiration date of these options being in July 2027 (of which, options to purchase 432,030 of our ordinary shares were exercisable as of March 18, 2024).

(1) Shares are beneficially owned by Senvest Management, LLC and Richard Mashaal (collectively, “Senvest”). This information is based on information provided in Amendment No. 19 to the Statement on Schedule 13G filed with the SEC by Senvest on February 9, 2024. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(2) Shares are beneficially owned by Morgan Stanley and Morgan Stanley Capital Services LLC (collectively, “Morgan Stanley”). This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Morgan Stanley on February 9, 2024. The business address of Morgan Stanley is 1585 Broadway, New York, New York 10036.

(3) Of the ordinary shares beneficially owned by Nava Zisapel, (i) 2,467,843 are held directly, (ii) 267,833 are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel, and (iii) 324,500 are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company wholly owned in equal parts by Nava Zisapel and the late Yehuda Zisapel. Nava Zisapel and the late Yehuda Zisapel have an agreement that provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware. It should also be noted that (i) to our knowledge, as of immediately prior to his passing away, the late Yehuda Zisapel beneficially owned 1,580,711 and (ii) the ordinary shares reported as beneficially owned by Ms. Nava Zisapel in this table exclude the shares beneficially owned by the late Yehuda Zisapel (and following his death – his estate).

(4) Shares are beneficially owned by First Trust Portfolios L.P., First Trust Advisors L.P., and The Charger Corporation (collectively, “First Trust Portfolio”). This information is based on information provided in the Statement on Schedule 13G filed with the SEC by First Trust Portfolio on January 10, 2024. The business address of First Trust Portfolio is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

(5) Shares are beneficially owned by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. (collectively, “Artisan Partners”). This information is based on information provided in Amendment No. 3 to the Statement on Schedule 13G filed with the SEC by Artisan Partners on February 12, 2024. The business address of Artisan Partners is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(6) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Legal & General Investment Management Limited (“LGIM”), LGIM Managers (Europe) Limited (“LGIME”) and Legal & General UCITS ETF PLC (“UCITS”) on February 13, 2024. The business address of LGIM is One Coleman Street, London, England, EC2R 5AA, UK, and the business address of each of LGIME and UCITS is 70 Sir John Rogersons Quay, Dublin 2, Ireland.

To our knowledge, the Company is not directly nor indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.  There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Significant Changes in the Ownership of Major Shareholders

During the past three years, the significant changes in the percentage ownership of our major shareholders were as follows:

•
Based on Amendment No. 19 to the Schedule 13G filed with the SEC by Senvest on February 9, 2024, Senvest beneficially owned 4,115,597 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Senvest, Senvest beneficially owned (i) as of February 10, 2023, 4,044,695 of our outstanding ordinary shares and (ii) as of February 9, 2022, 3,180,659 of our outstanding ordinary shares.

•
Based on Amendment No. 3 to the Schedule 13G filed with the SEC by Artisan Partners on February 12, 2024, Artisan Partners beneficially owned 2,360,703 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Artisan Partners, Artisan Partners beneficially owned (i) as of February 10, 2023, 2,925,957 of our outstanding ordinary shares and (ii) as of February 4, 2022, 4,097,761 of our outstanding ordinary shares.

•
Based on Amendment No. 2 to the Schedule 13G filed with the SEC by The Phoenix Holdings Ltd., or Phoenix, on November 14, 2023, the Phoenix Subsidiaries beneficially owned 2,047,747 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by Phoenix, it beneficially owned (i) as of February 14, 2023, 2,840,213 of our outstanding ordinary shares, and (ii) as of November 8, 2022, 2,547,349 of our outstanding ordinary shares.

•
Based on the Schedule 13G filed with the SEC by LGIM, LGIME, and UCITS on February 13, 2024, LGIM, LGIME, and UCITS beneficially owned 2,115,897 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by LGIM, LGIME, and UCITS, they beneficially owned (i) as of  February 16, 2023, 2,570,026 of our outstanding ordinary shares and (ii) as of February 14, 2022, 2,398,808 of our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 18, 2024, there were 27 holders of record of our ordinary shares, of which 16 record holders, holding approximately 8.62% of our ordinary shares, had registered addresses in Israel, and of which eight record holders, holding approximately 91.37% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 91.37% of our outstanding ordinary shares as of said date).

B.          Related Party Transactions

Overview

We have in the past entered into, and in the future we may enter into, transactions with related parties, such as our directors and senior management or their respective affiliates, which transactions are generally subject to the prior approval of our audit or compensation committee and board of directors.

Transactions with Rad-Bynet Group

We have entered into a number of agreements with certain companies that form part of the RAD-Bynet Group, of which either the late Yehuda Zisapel, his late brother, Zohar Zisapel .(and following his death, his heirs – Michael Zisapel and Klil Zisapel), and Nava Zisapel (or all of them together) were co-founders, and are directors and/or shareholders. Roy Zisapel also serves as a director of RAD Data Communications Ltd., Bynet Electronics Ltd., AB-NET Communications Ltd. and its wholly owned subsidiary, Bynet Data Centers Ltd., Bynet Data Communications Ltd., and other companies in the RAD-Bynet Group.

Under these agreements, we lease property and purchase certain products and services from certain member entities of the RAD-Bynet Group. In addition, as described below, in February 2022, we acquired the technology and operations of SecurityDAM to which we sometimes refer as the SecurityDAM Acquisition.

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

We believe that the terms of the transactions to which we have entered into with member entities of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties and are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties. The pricing of the transactions was based on negotiations between the parties, and members of our management reviewed the pricing of these agreements, as well as, in some cases, used a third-party consulting firm, and confirmed that they were not different in any material respect from that which could have been obtained from unaffiliated third parties.

In the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services. We believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in obtaining certain terms and conditions that may not be available from unaffiliated third parties on similar products and services.

The SecurityDAM Acquisition

On February 17, 2022, we completed the acquisition of SecurityDAM’s technology and operations pursuant to an Asset Purchase Agreement, dated as of February 16, 2022, by and between us and SecurityDAM (the “Purchase Agreement”).

As previously disclosed, the late Yehuda Zisapel, who until recently, served as the Chairman of our Board of Directors, and Roy Zisapel, our President and Chief Executive Officer and a member of the Board (together, the “Key Shareholders”), hold a majority stake and a minority stake, respectively, in SecurityDAM. Until the completion of the acquisition, SecurityDAM was the sole provider of scrubbing center services for our cloud DDoS protection service through a global network of scrubbing centers pursuant to agreements we entered into with SecurityDAM in 2014 and 2015 (as amended, the “SDM Agreements”). Such scrubbing center services include, for example, building and operating the network services for DDoS mitigation, managing the routing of traffic to and from these centers to customer premises, diverting the traffic of an attacked site of a customer to a scrubbing center, developing the customer portal of the service and the operation, monitoring and automation software required for operating the service. Total cost of services received from SecurityDAM amounted to Nil in 2023 (SecurityDAM had been acquired by us on February 17, 2022), $2.8 million in 2022 (between January 1, 2022 and February 17, 2022), and $11.5 million in 2021.

Under the Purchase Agreement, we acquired, on a cash-free, debt-free basis, substantially all of SecurityDAM’s operating assets, including technology, and assumed certain specified post-closing liabilities related to the contracts assigned by SecurityDAM to us, for a purchase price of (i) $30.0 million (subject to adjustments for intra-party balances related to the SDM Agreements and certain other deductions) (the “Closing Payment”) plus (ii) contingent payments of up to $12.5 million based on the performance of our cloud DDoS protection service after the acquisition, in each case, plus VAT. During 2023, we paid $2.1 million to SecurityDAM for the performance based contingent consideration due during 2023.

The Purchase Agreement includes customary representations, warranties, and covenants by the parties, which survived the closing and, in the case of representations and warranties, will expire, subject to certain exceptions, 15 months following the closing. Under the Purchase Agreement, the parties have also agreed to indemnify each other against certain losses, including losses for breaches of representations, warranties, covenants, and certain additional liabilities. SecurityDAM’s indemnification obligations are subject to certain limitations, including (1) a cap of $3.0 million on its obligation to indemnify us for breach of representations (other than fundamental representations and certain other circumstances set forth in the Purchase Agreement) and (2) a restriction that indemnification may not be sought for breach of representations (other than fundamental representations and certain other circumstances set forth in the Purchase Agreement) unless and until the aggregate amount of damages equals or exceeds $250,000. Pursuant to the Purchase Agreement, we retained $3.0 million from the Closing Payment as security for the satisfaction of indemnification obligations of SecurityDAM.

SecurityDAM, the Key Shareholders, and certain key employees of SecurityDAM entered into non-competition agreements with us whereby they agreed, among other things, that, for the periods set forth therein, they would refrain from competing with us in the business that SecurityDAM conducted prior to the closing, with certain exceptions set forth therein.

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

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by the late Zohar Zisapel (and following his death, his heirs – Michael Zisapel and Klil Zisapel), Nava Zisapel, and the late Yehuda Zisapel:

•
One lease is a five-story building in Tel Aviv, Israel, consisting of approximately 40,000 square feet, plus storage and parking space. The lease expires in June 2030 with an option to terminate by us by way of prior notice in June 2025. The annual rent amounts to approximately $704,000.

•
A second lease consists of five floors in the Or Tower in Tel Aviv, Israel with approximately 68,000 square feet, plus parking spaces. The lease expires in June 2030. The annual rent amounts to approximately $2,000,000. In this annual report, we sometimes refer to this lease as well as the lease described above as the “Lease Agreements for the Company’s Headquarters.”

•
We also lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by the late Yehuda Zisapel and Nava Zisapel. This lease expires in July 2025. The annual rent amounts to approximately $97,000.

•
In addition, we lease approximately 15,000 square feet of space in Jerusalem, Israel, for manufacturing facilities from an affiliated company owned by the late Yehuda Zisapel, Nava, and the late Zohar Zisapel (and following his death, his heirs – Michael Zisapel and Klil Zisapel). This lease expires in August 2028. The annual rent amounts to approximately $252,000.

•
We lease approximately 16,900 square feet in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, from an affiliated company owned by the late Yehuda Zisapel, Nava, Zisapel and the late Zohar Zisapel (and following his death, his heirs – Michael Zisapel and Klil Zisapel). The annual rent amounts to approximately $195,000. The lease expires in December 2025.

Distribution Agreement

Bynet Data Communications Ltd. (Bynet), a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet under which we provide Bynet with discounts on our solutions similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet (and other companies in the RAD-Bynet Group) under such distributor agreement amounted to approximately $3.3 million in 2023, compared to $2.3 million in 2022 and $3.1 million in 2021.

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

Following is a summary of the general purchases of products and services from the RAD-Bynet Group companies (excluding leases, distribution and the services previously provided by SecurityDAM, which are described above) during 2023:

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

The total cost of our purchases from the RAD-Bynet Group entities referenced in the table above amounted to approximately $3.1 million in 2023, compared to $4.5 million in 2022 and $3.3 million in 2021.

Compensation of President and Chief Executive Officer

See discussion in Item 6.B “Compensation.”

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 “Financial Statements.”

Export Sales

For the year ended December 31, 2023, the amount of our export sales (i.e., sales outside Israel) was approximately $247.5 million, which represents 95.0% of our total sales in 2023.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Dividend Distribution Policy

We have never paid and do not intend to pay cash dividends on our ordinary shares in the foreseeable future. In recent years and specifically in the past eight consecutive years, our Board of Directors has approved repurchase programs of our ordinary shares, which we implement based on market conditions, share price, trading volume and other factors (see Item 16.E “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”). Otherwise, our policy is to retain earnings and other cash resources to continue the development and expansion of our business.  Any future dividend policy will be determined by our Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions. See also Exhibit 2.1 to this annual report under the heading “Dividend, Liquidation Rights and Rights to Shares in Profits.”

B.          Significant Changes

Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2023.

ITEM 9.          THE OFFER AND LISTING

A.          Offer and Listing Details

Our ordinary shares have been listed for quotation on the Nasdaq Global Select Market since September 30, 1999 under the symbol “RDWR.”

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

B.          Memorandum and Articles of Association

Copies of our Memorandum of Association and our Articles of Association are filed as Exhibits 1.1 and 1.2 to this annual report. A description of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 is included in Exhibit 2.1 to this annual report.

C.          Material Contracts

See the summary of the terms of the Lease Agreements for the Company’s Headquarters in Item 7.B “Related Party Transactions—Lease of Property.” See the summary of the terms of the Purchase Agreement under Item 7.B “Related Party Transactions—The SecurityDAM Acquisition.” Except as disclosed therein, we are not currently, nor have we been for the two years immediately preceding the date of this annual report, party to any material contract, other than contracts entered into in the ordinary course of business.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. The corporate tax rate is 23% for 2023 and 2022. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from a Preferred Technology Enterprise (as discussed below), like us, may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

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

The duration of tax benefits is subject to a limitation of the earlier of seven to 10 years from the commencement year, or 12 years from the first day of the Year of Election.

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

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least 10 years, subject to certain approvals as specified in the Investments Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more of the Israeli company and other conditions are met, the withholding tax rate will be 4%.

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

Trapped Earnings (“TE”)

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

The Company had Trapped Earnings generated in tax years 2004 - 2005 and 2012. The Company elected to apply for the abovementioned temporary order as part of an assessing agreement, and therefore, the entire amount of Trapped Earnings was released as of November 25, 2021. As of December 31, 2023, the Company does not have any tax-exempted earnings attributable to its Beneficiary and Approved Enterprise programs.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, in the year in which they are incurred. Expenditures are deemed related to scientific research and development projects if:

•	the expenditures are approved by the relevant Israeli government ministry, which depends on the field of research;

•	the research and development must be for the promotion of the company; and

•	the research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version), 5721-1961. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years.

From time to time, we may apply to the IIA for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such request will be granted.

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

Taxation of Dividends paid to Non-Israeli Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Such dividends are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). The portion of dividends paid out of income attributed to a Preferred Enterprise or Preferred Technology Enterprise is subject to withholding tax at the rate of 20%, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident is 25%. However, if the income out of which the dividend is paid is not generated by a Preferred Enterprise or a Preferred Technology Enterprise, and not more than 25% of our gross income consists of interest or dividends, dividends paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year are generally taxed at a rate of 12.5%. Dividends generated by a Preferred Enterprise or Preferred Technology Enterprise are generally taxed at a rate of 15% under the U.S.-Israel Tax Treaty if the foregoing conditions are met. If the dividend is attributable partly to income derived from a Preferred Enterprise or a Preferred Technology Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The aforementioned rates under the U.S.-Israel Tax Treaty will not apply if the dividend income was derived through or attributed to a permanent establishment of the Treaty U.S. Resident in Israel. Application for this reduced tax rate requires appropriate documentation presented to and specific instruction received from the Israel Tax Authority. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

Surtax

Subject to the provisions of any applicable tax treaty, individuals who are subject to tax in Israel (whether or not any such individual is an Israeli resident) are also subject to a surtax at the rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 721,560 for 2024, which amount is linked to the annual change in the Israeli consumer price index.

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

U.S. Holders may have the option of claiming the amount of any non-U.S. income taxes withheld on a dividend distribution either as a deduction from gross income, provided a deduction is claimed for all of the foreign income taxes the U.S. Holder pays or accrues in the particular year or as a dollar-for-dollar credit against their U.S. federal income tax liability. Individuals who do not claim itemized deductions, but instead utilize the standard deduction, may not claim a deduction for the amount of the non-U.S. income taxes withheld, but such amount may be claimed as a credit against the individual’s U.S. federal income tax liability.  The deduction, however, is not subject to the limitations applicable to foreign tax credits, but may be subject to other limitations and each U.S. Holder is urged to consult its tax advisor. The amount of non-U.S. income taxes which may be claimed as a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each U.S. Holder. These limitations include, among others, rules which limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. Distributions of current or accumulated earnings and profits generally will be “passive category income” for U.S. foreign tax credit purposes. The total amount of allowable foreign tax credits in any year generally cannot exceed the pre-credit U.S. tax liability for the year attributed to non-U.S. source taxable income.  A U.S. Holder will be denied a foreign tax credit with respect to non-U.S. income tax withheld from a dividend received on the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date with respect to such dividend, or to the extent such U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the required 16-day holding period.  Pursuant to applicable United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on a distribution on the ordinary shares, depending on the nature of such foreign tax, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. The rules governing the treatment of foreign taxes imposed on a U.S. Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors about the impact of these rules in their particular situations, including their eligibility for benefits under an applicable income tax treaty and the potential impact of the applicable United States Treasury regulations.

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

Gains or losses recognized by a U.S. Holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Because a U.S. Holder may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, a U.S. Holder’s ability to utilize a foreign tax credit with respect to the non-U.S. tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, pursuant to applicable United States Treasury regulations, if a U.S. Holder is not eligible for the benefits of an applicable income tax treaty or does not elect to apply such treaty, then the U.S. Holder may not be able to claim a foreign tax credit arising from any foreign tax imposed on the disposition of our ordinary shares, depending on the nature of such foreign tax, although the IRS has provided temporary relief from the application of certain aspects of these regulations until new guidance or regulations are issued. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and U.S. Holders should consult their tax advisors as to whether the non-U.S. tax on gains may be creditable or deductible in light of their particular circumstances, including their eligibility for benefits under an applicable treaty and the potential impact of applicable United States Treasury regulations and the temporary IRS relief.

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

Passive Foreign Investment Company Status.  We will be a “passive foreign investment company” (a “PFIC”) if (taking into account certain “look-through” rules with respect to the income and assets of our subsidiaries) either (i) 75% or more of our gross income in a taxable year is passive income or (ii) the average percentage of our total assets (by value, determined on a quarterly basis) which produce, or are held for the production of, passive income during the taxable year is at least 50%. Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions. The Code does not specify how a corporation must determine the fair market value of its assets for this purpose, and the issue has not been definitively determined by the IRS or the courts.  The market capitalization approach has generally been used to determine the fair market value of the assets of a publicly traded corporation.  The IRS and the courts, however, have accepted other valuation methods besides the market capitalization approach in certain other valuation contexts.

For our taxable year ended December 31, 2023, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2023 and prior taxable years. The tests for determining PFIC status require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, the aggregate value of our gross assets is likely to be determined in part by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.

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

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on a “qualified exchange”) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares.  The Nasdaq Global Select Market, on which our ordinary shares are traded, is considered a “qualified exchange” for this purpose. As a result of such election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time.  Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, would be treated as ordinary income.  Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included.  Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss.  A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election.  There can be no assurances that there will be sufficient trading volume with respect to our ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the Nasdaq Global Select Market.  Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes.  As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with the consent of the IRA to the extent the ordinary shares no longer constitute marketable stock.

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

The documents concerning our Company that are referred to in this annual report may also be inspected at our offices located at 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel.

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

In addition, as of December 31, 2023, we had cash and cash equivalents, including short-term bank deposits and short- and long-term marketable securities, of $363.7 million. As of that date, approximately 89% of our cash, cash equivalents and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

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

Exposure to Interest Rate Fluctuations

Approximately 33% of our cash throughout the world is invested in fixed-income securities which are affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These securities are readily available for sale and are treated as such in our financial statements.

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

Our investments portfolio consists primarily of investments in foreign banks and government debentures, corporate debentures and bank deposits. As of December 31, 2023, approximately 15% of our portfolio was invested in foreign banks and government debentures, 18% in other corporate debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial position and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Exposure to Currency Fluctuations

Approximately 86% of our sales in 2023 were denominated in dollars or are dollar-linked, and we incur most of our expenses in dollars, NIS, and euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar, and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC 830 “Foreign Currency Matters.” Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

We monitor our foreign currency exposure and, from time to time, we use currency forward contracts in order to protect against the increase in value of forecasted non-dollar currency cash flows and to hedge future anticipated payments. As of December 31, 2023, we had outstanding currency forward contracts in the total amount of approximately $50.0 million to hedge portions of our forecasted expenses denominated in NIS. These forward contracts expire on various dates until October 31, 2024. However, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of change in currency exchange rates.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the NIS and Euro. For example, if there were no changes in the average exchange rates of the dollar relative to the NIS and Euro during the year in 2023 compared to the average exchange rates in 2022, our revenues would have been higher in an amount of $1.2 million, and our expenses would have been higher by an amount of $6.3 million. Assuming our revenues and expenses in 2023 remain at the same level and with the same currency mix as in 2023, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of $3.5 million and an increase in our expenses of $13.4 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and Euro:

	U.S. dollar against:
Year ended December 31,	NIS	Euro
2019	(7.8)%	2.0%
2020	(7.0)%	(8.5)%
2021	(3.3)%	8.4%
2022	13.2%	6.1%
2023	3.1%	(3.6)%

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

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

•          Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2023. Based on this evaluation, our President and Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2023 based on these criteria.

•          Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by Kost, Forer, Gabbay & Kasierer (a Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2023.

This annual report includes an attestation report of our independent registered public accounting firm regarding management’s assessment of internal control over financial reporting on page F-4 of our audited consolidated financial statements set forth in Item 18 “Financial Statements.”

•          Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2023, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Although some of our workforce is or was working remotely during 2023, there were no material changes to our existing internal control over financial reporting as a result of this.

ITEM 16.           [RESERVED]

ITEM 16A.        AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Naama Zeldis, the Chairperson of our Audit Committee, is an “audit committee financial expert” as defined in the applicable regulations and has the requisite financial experience as defined by the Nasdaq listing standards. Our Board of Directors has determined that each member of our Audit Committee is “independent” as such term is defined in the Nasdaq listing standards. The education and experience of the Audit Committee financial expert is presented in Item 6.A “Directors and Senior Management.”

ITEM 16B.            CODE OF ETHICS

We have adopted a Code of Conduct and Ethics that applies to all directors, officers and other employees of the Company, including our President and Chief Executive Officer, Chief Financial Officer, Director of Finance and Corporate Controller. Our Code of Conduct and Ethics has been posted on our Internet website, http://www.radware.com/corporategovernance/ (information contained on our website, including in our Code of Conduct and Ethics, is not incorporated herein by reference and shall not constitute part of this annual report). The Company will promptly disclose to our shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the Code of Conduct and Ethics applicable to our directors or officers by posting such information on our website. No waivers were requested or given during 2023.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held in December 2023, our shareholders approved the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (Ernst & Young), to serve as our independent auditors until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by Ernst & Young and the percentage of each of the fees out of the total amount paid to them classified by category:

	Year Ended December 31,
	2023*		2022*
	(US$ in thousands)
Audit Fees (1)	480	70%	480	62%
Audit-Related Fees (2)	-	0%	-	0%
Tax Fees (3)	126	18%	214	28%
All Other Fees (4)	84	12%	78	10%
Total	690	100%	772	100%

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

Our Audit Committee has adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure you that such engagements do not impair the independence of our auditors, and which is discussed and approved at the end of each calendar year, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Service, Audit-Related Service, and Tax Consulting Services that may be performed by our auditors.  In addition, the Audit Committee limited the aggregate amount in fees our auditors may receive during fiscal year for non-audit services in certain categories, unless pre-approved. Our Director of Finance reviews all individual management requests to engage our independent auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, approve the request accordingly. We inform the Audit Committee about these approvals on a quarterly basis. Services that are not included in the catalog require pre-approval by the Audit Committee on a case-by-case basis.  Our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2023, we repurchased an aggregate amount of $62.4 million of our ordinary shares under publicly announced share repurchase plans, as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (in US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet To Be Purchased Under the Plans (1)(2)(3)(4)
January 1 through 31	240,954	20.35	240,954	$62,543,697
February 1 through 28	152,413	21.33	152,413	$59,293,385
March 1 through 31	239,661	20.81	239,661	$54,305,274
April 1 through 30	148,939	20.88	148,939	$51,194,812
May 1 through 31	505,197	19.10	505,197	$41,546,833
June 1 through 30	391,862	19.61	391,862	$33,860,764
July 1 through 31	474,239	19.13	474,239	$24,786,459
August 1 through 31	362,621	16.93	362,621	$18,648,641
September 1 through 30	286,949	16.59	286,949	$75,238,481
October 1 through 31	112,344	16.40	112,344	$73,396,541
November 1 through 30	318,570	15.39	318,570	$68,494,670
December 1 through 31	128,216	15.72	128,216	$66,478,592

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

(3) In March 2022, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2022 Plan”). In addition to the 2022 Plan, the 2021 Plan remained in effect and available for repurchases. The initial 2022 Plan was announced on March 2, 2022. In August 2022, the Company’s Board of Directors authorized an increase in the repurchase authority under the 2022 Plan by an additional $20 million, to a total of up to $100 million.  The 2022 Plan expired on October 31, 2023.

(4) In August 2023, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2024 Plan”). The 2024 plan came into effect upon the expiration of the 2022 Plan and will expire on August 31, 2024.

ITEM 16F.          CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.          CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on the Nasdaq Global Select Market.  As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the Nasdaq rules, including the Nasdaq corporate governance requirements.  The Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC.  Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of Nasdaq applicable to domestic U.S. listed companies:

•
The Nasdaq rules require that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. Our Articles of Association provide that the quorum for any meeting of shareholders is 35% or more of the voting rights in the Company, consistent with the Nasdaq rules; however, we have chosen to follow home country practice with respect to the quorum requirements of an adjourned shareholders meeting. Our Articles of Association, as permitted under the Companies Law and Israeli practice, provide that a meeting adjourned for lack of a quorum of at least 35% of the voting power, if convened upon requisition under the provisions of the Companies Law, shall be dissolved, but, in any other case, it shall be adjourned and, at such reconvened meeting, the required quorum consists of any two members present in person or by proxy.

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

ITEM 16I.          DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.          INSIDER TRADING POLICIES

Not applicable

ITEM 16K.          CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems, information, and our customers’ data. Our cybersecurity policies, standards, processes, and practices are part of our information security management program, which is aligned to ISO 27001, an international standard to manage information security. This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use ISO 27001 as a framework to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program includes a secure software development program intended to reduce the introduction of risks into our software, a software vulnerability and patch management program, and cybersecurity incident detection, response, and recovery programs, among others. Our cybersecurity risk team aims to integrate cybersecurity risks into our overall company’s risk management system and processes on an on-going basis.

Key elements of our cybersecurity risk management program include, but are not limited to the following:

•
a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents and risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise IT environment;

•	a security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•	the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security processes; and
•	a third-party risk management process for key service providers based on our assessment of their criticality to our operations and respective risk profile.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition.

Cybersecurity risks and threats continuously evolve, and we face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See “Risk Factor—Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our end-users experience security breaches, which could have a material adverse effect on our business, reputation and operating results,” “Risk Factor—As a security provider, if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors, or by a critical system failure, our reputation, financial condition and operating results could be materially adversely affected,” and “Risk Factor—We rely on information technology systems to conduct our businesses, and failure to protect these systems against security breaches and otherwise to implement, integrate, upgrade and maintain such systems in working order could have a material adverse effect on our results of operations, cash flows or financial condition.”

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management’s implementation of our cybersecurity risk management program.

Additionally, our risk monitoring systems, including our cybersecurity monitoring systems, are regularly audited by our internal auditors as well as cyber security audit companies. We consider the results of external and internal audits of our risk detection and monitoring systems and implement modifications as necessary.

The Audit Committee receives reports from management and the internal auditor on our cybersecurity risks. In addition, management updates the Audit Committee and Board of Directors, as necessary, regarding significant cybersecurity incidents. In addition, the Audit Committee regularly receives reports from management on such topic.

Our cybersecurity management team, including our CEO, Chief Financial Officer, Chief Operating Officer, Chief Marketing Officer, Chief Information Officer, Chief Information Security Officer (CISO) and General Counsel, is responsible for assessing and managing our material risks from cybersecurity threats. The team is primarily responsible for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. By the nature of our business, our management team gained expertise in cybersecurity, each member bringing years of experience and strategic leadership in cyber security. Our CISO, who holds a B.S. in Computer Science, and has over 30 years of cybersecurity experience, actively participates in formal courses and conferences to stay current with evolving threats.

Our cybersecurity management team is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

PART III

ITEM 17.           FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.           FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.          EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1¶	Memorandum of Association (A)
1.2	Amended and Restated Articles of Association (B)
2.1*	Description of the Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1	Form of Directors and Officers Indemnity Deed (C)
4.2	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters (D)
4.3	1997 Key Employee Share Incentive Plan, as amended and restated (E)
4.4	1997 Key Employee Share Incentive Plan—2010 Addendum (for international grantees) (F)
4.5	Radware Ltd. – 2010 Employee Share Purchase Plan (G)
4.6	Amended and Restated Compensation Policy for Executive Officers and Directors (H)
4.7#	Asset Purchase Agreement, dated as of February 16, 2022, by and between Radware Ltd. and SecurityDAM Ltd. (I)
8.1*	List of Subsidiaries
12.1*	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
97.1*	Compensation Recovery Policy
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the inline XBRL document).

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
(C) Incorporated by reference to Appendix B to the Proxy Statement filed as Exhibit 1.2 to Report of Foreign Private Issuer on Form 6-K submitted to the SEC on July 28, 2011.
(D) Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 20, 2021.
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
(H) Incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 20, 2021.
(I) Incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 11, 2022.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Roy Zisapel Roy Zisapel President and Chief Executive Officer

Date: March 25, 2024

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Radware Ltd. and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 25, 2024, expressed an unqualified opinion thereon.

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
A Member of EY Global

We have served as the Company's auditor since 2002.

Tel-Aviv, Israel

March 25, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Radware Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Radware Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated March 25, 2024 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel

March 25, 2024

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2023	2022

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$70,538	$46,185
Marketable securities	86,372	44,180
Short-term bank deposits	173,678	207,679
Trade receivables, net	20,267	17,752
Other current assets and prepaid expenses	9,529	7,196
Inventories	15,544	11,428

Total current assets	375,928	334,420

LONG-TERM INVESTMENTS:

Marketable securities	33,131	90,148
Long-term bank deposits	-	43,765
Other assets	2,166	2,146

Total long-term investments	35,297	136,059

Property and equipment, net	18,221	21,068
Operating lease right-of-use assets	20,777	23,078
Intangible assets, net	15,718	19,686
Goodwill	68,008	68,008
Other long-term assets	37,967	41,269

Total assets	$571,916	$643,588

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2023	2022

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables	$4,298	$6,464
Deferred revenues	105,012	108,243
Operating lease liabilities	4,684	4,685
Employees and payroll accruals	27,448	32,380
Other payables and accrued expenses	13,573	12,263

Total current liabilities	155,015	164,035

LONG-TERM LIABILITIES:

Deferred revenues	60,499	72,219
Operating lease liabilities	16,020	19,461
Other long-term liabilities	17,108	19,430

Total long-term liabilities	93,627	111,110

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:

Share capital -
Ordinary shares of New Israeli Shekel (“NIS”) 0.05 par value - Authorized: 90,000,000 at December 31, 2023 and 2022; Issued: 62,099,850 and 61,345,900 shares at December 31, 2023 and 2022, respectively; Outstanding: 41,698,876 and 44,306,891 shares at December 31, 2023 and 2022, respectively	742	732
Additional paid-in capital	529,209	498,168
Treasury shares 20,400,974 and 17,039,009 of ordinary shares at December 31, 2023 and 2022, respectively	(365,749)	(303,299)
Accumulated other comprehensive income (loss)	77	(4,844)
Retained earnings	119,812	141,402

Total Radware Ltd. shareholders' equity	284,091	332,159

Non-controlling interest	39,183	36,284

Total shareholders’ equity	323,274	368,443

Total liabilities and shareholders’ equity	$571,916	$643,588

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2023	2022	2021

Revenues:
Products	$145,541	$172,161	$170,438
Services	115,751	121,265	116,058

Total revenues	261,292	293,426	286,496

Cost of revenues:
Products	41,450	43,014	42,191
Services	10,260	10,870	10,255

Total cost of revenues	51,710	53,884	52,446

Gross profit	209,582	239,542	234,050

Operating expenses, net:

Research and development, net	82,617	86,562	74,098
Sales and marketing	126,237	126,533	119,842
General and administrative	32,408	29,786	21,885

Total operating expenses, net	241,262	242,881	215,825

Operating income (loss)	(31,680)	(3,339)	18,225
Financial income, net	13,927	8,052	4,407

Income (loss) before taxes on income	(17,753)	4,713	22,632
Taxes on income	3,837	4,879	14,821

Net income (loss) attributable to Radware Ltd.’s shareholders	$(21,590)	$(166)	$7,811

Basic net earnings (loss) per share	$(0.50)	$(0.00)	$0.17

Diluted net earnings (loss) per share	$(0.50)	$(0.00)	$0.16

Weighted-average shares used to compute net income (loss) per share:

Basic	42,871,770	44,943,168	45,919,835

Diluted	42,871,770	44,943,168	47,503,091

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Net income (loss)	$(21,590)	$(166)	$7,811

Other comprehensive income (loss) before tax:
Unrealized gains (losses) on marketable securities:
Changes in unrealized gains (losses)	4,526	(5,046)	(2,999)
Less: reclassification adjustments for gains (losses) included in net income (loss)	(243)	68	438
Cash flow hedging activities adjustments:
Changes in unrealized losses	(2,955)	(3,427)	-
Less: reclassification adjustments for gains included in net income (loss)	4,799	2,795	-

Other comprehensive income (loss) before tax	6,127	(5,610)	(2,561)
Unrealized gains (losses) on marketable securities:
Income tax benefits (income tax expenses) related to components of other comprehensive income (loss)	(985)	1,145	589
Cash flow hedging activities adjustments:
Income tax benefits (income tax expenses) related to components of other comprehensive income (loss)	(221)	76	-

Income tax benefits (income tax expenses) related to components of other comprehensive income (loss)	(1,206)	1,221	589

Other comprehensive income (loss), net of tax	4,921	(4,389)	(1,972)

Comprehensive income (loss) attributable to Radware Ltd.’s shareholders	$(16,669)	$(4,555)	$5,839

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of outstanding ordinary shares	Share capital	Additional paid-in capital	Treasury share, at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total Radware Ltd. shareholders’ equity	Non-controlling interest	Total shareholders’ equity

Balance as of January 1, 2021	46,386,889	$721	$443,018	$(190,552)	$1,517	$133,757	$388,461	$-	$388,461

Repurchase of ordinary shares	(1,871,119)	-	-	(52,471)	-	-	(52,471)	-	(52,471)
Issuance of shares upon exercise of share options and vesting of restricted shares units	1,356,187	9	10,581	-	-	-	10,590	-	10,590
Share-based compensation	-	-	17,574	-	-	-	17,574	-	17,574
Other comprehensive loss, net of tax	-	-	-	-	(1,972)	-	(1,972)	-	(1,972)
Net income	-	-	-	-	-	7,811	7,811	-	7,811

Balance as of December 31, 2021	45,871,957	730	471,173	(243,023)	(455)	141,568	369,993	-	369,993

Repurchase of ordinary shares	(2,269,919)	-	-	(60,276)	-	-	(60,276)	-	(60,276)
Issuance of shares upon exercise of share options and vesting of restricted shares units	704,853	2	2,032	-	-	-	2,034	-	2,034
Share-based compensation	-	-	24,963	-	-	-	24,963	1,284	26,247
Other comprehensive loss, net of tax	-	-	-	-	(4,389)	-	(4,389)	-	(4,389)
Issuance of Preferred A shares in subsidiary	-	-	-	-	-	-	-	35,000	35,000
Net loss	-	-	-	-	-	(166)	(166)	-	(166)

Balance as of December 31, 2022	44,306,891	732	498,168	(303,299)	(4,844)	141,402	332,159	36,284	368,443

Repurchase of ordinary shares	(3,361,965)	-		(62,450)	-	-	(62,450)	-	(62,450)
Issuance of shares upon exercise of share options and vesting of restricted shares units	753,950	10	361	-	-	-	371	-	371
Share-based compensation	-	-	30,680	-	-	-	30,680	2,899	33,579
Other comprehensive income, net of tax	-	-	-	-	4,921	-	4,921	-	4,921
Net loss	-	-	-	-	-	(21,590)	(21,590)	-	(21,590)

Balance as of December 31, 2023	41,698,876	$742	$529,209	$(365,749)	$77	$119,812	$284,091	$39,183	$323,274

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Cash flows from operating activities:

Net income (loss)	$(21,590)	$(166)	$7,811
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	12,244	11,692	10,196
Share-based compensation	34,022	27,353	17,574
Loss (gain) on sale of marketable securities	243	(68)	(438)
Amortization of premiums, accretion of discounts and accrued interest on marketable securities, net	1,754	2,345	2,720
Changes in accrued interest on bank deposits	(3,265)	(2,480)	2,424
Increase (decrease) in accrued severance pay, net	(299)	219	468
Decrease (increase) in trade receivables, net	(2,515)	(4,561)	3,657
Changes in deferred income taxes, net	(551)	(1,986)	(3,466)
Decrease (increase) in other assets and prepaid expenses	246	(374)	(4,625)
Decrease (increase) in inventories	(4,116)	152	2,355
Increase (decrease) in trade payables	(2,166)	2,154	428
Increase (decrease) in deferred revenues	(14,951)	13,475	20,063
Increase (decrease) in other payables and accrued expenses	(1,415)	(14,054)	12,238
Operating lease right-of-use assets	3,934	6,033	5,532
Operating lease liabilities	(5,075)	(7,586)	(5,163)

Net cash provided by (used in) operating activities	(3,500)	32,148	71,774

Cash flows from investing activities:

Purchase of property and equipment	(5,429)	(8,814)	(5,603)
Proceeds from other long-term assets	66	35	49
Proceeds from (investing in) bank deposits	81,031	(13,377)	24,448
Purchase of marketable securities	(33,274)	(49,217)	(88,300)
Proceeds from maturity of marketable securities	46,177	34,589	59,980
Proceeds from sale of marketable securities	4,208	10,766	17,275
Payment for the business acquisition of SecurityDAM Ltd. (“SecurityDAM”)	-	(30,000)	-

Net cash provided by (used in) investing activities	92,779	(56,018)	7,849

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021

Cash flows from financing activities:

Proceeds from exercise of share options	371	2,034	10,590
Payment of contingent consideration related to acquisition	(2,063)	-	-
Proceeds from issuance of Preferred A shares in subsidiary	-	35,000	-
Repurchase of ordinary shares	(63,234)	(59,492)	(52,471)

Net cash used in financing activities	(64,926)	(22,458)	(41,881)

Increase (decrease) in cash and cash equivalents	24,353	(46,328)	37,742
Cash and cash equivalents at the beginning of the year	46,185	92,513	54,771

Cash and cash equivalents at the end of the year	$70,538	$46,185	$92,513

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$4,000	$18,069	$2,748

Non-cash investing activities:

Right-of-use assets recognized with corresponding lease liabilities	$1,633	$4,282	$2,538

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

a.
Radware Ltd. (the "Company"), an Israeli company commenced operations in April 1997. The Company and its subsidiaries (the "Group") are engaged in the development, manufacture and sale of cyber security and application delivery solutions for cloud, on-premises, and Software Defined Data Centers (“SDDC”). The Group’s solutions secure the digital experience by providing infrastructure, application, and network protection and availability services to enterprises globally. The Group’s solutions are deployed by, among others, enterprises, carriers and cloud service providers worldwide.

b.
On February 17, 2022, the Company acquired all of the technology and other intangible assets from SecurityDAM which was a related party and the sole single-managed security service provider of the Company for a total consideration of (1) $30,000 in cash and (2) additional contingent consideration of up to $12,500 based on the revenues of the Company’s cloud DDoS protection service subsequent to the acquisition. For additional details, see also Note 3 and Note 18b.

c.
On January 18, 2022, the Company established Skyhawk (CNP) Security Ltd. ("Skyhawk") and transferred to Skyhawk all of the intangible assets related to the Cloud Native Protector business. On April 29, 2022, Skyhawk entered into the Series A Preferred Share Agreement (the "Agreement"). According to the Agreement, Skyhawk issued 31,210,708 Preferred A Shares NIS 0.001 par value each, for a total consideration of $35,000.

d.	The Company has established wholly-owned subsidiaries in various countries worldwide. The Company's subsidiaries are engaged primarily in sales, marketing and support activities of its core products.

e.
The Group primarily relies on two original design manufacturers to supply certain hardware platforms and components for the production of its products. If one of these suppliers fails to deliver or delays the delivery of the necessary platforms or components, the Group will be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales and, consequently, could adversely affect the Company's operation and financial performance.

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

A majority of the Group's revenues are denominated in United States dollars ("dollars" or "U.S. dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are denominated in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification ("ASC") No. 830 "Foreign Currency Matters". All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the consolidated statements of income (loss) as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include accounts of the Company's wholly-owned subsidiaries as well as Skyhawk in which the Company controls the majority voting rights. All intercompany transactions and balances have been eliminated upon consolidation.

Non-controlling interests of subsidiaries represent the amount of funds received in exchange for the non-controlling interests in Skyhawk and share-based compensation expenses for equity awards of certain subsidiaries granted to employees of those subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. For additional details, see also Note 2y.

d.	Cash equivalents:

Cash equivalents are short-term highly-liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost, which approximates market values.

Bank deposits with maturities of more than one year are included in long-term bank deposits. Long-term bank deposits are stated at cost, which approximates market values.

f.	Investment in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, "Investments - Debt Securities." Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies its marketable securities as either short-term or long-term based on each instrument's underlying contractual maturity date and the entity's expectations of sales and redemptions in the following year.

The Company classified all of its securities as available-for-sale marketable securities. Debt securities are carried at fair value, with the unrealized gains and losses reported in "Accumulated other comprehensive income (loss)" in shareholders' equity, except for changes in allowance for expected credit losses, which is recorded in financial income, net. Realized gains and losses on sales of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities are included in financial income, net in the Company’s consolidated statements of income (loss).

The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in financial income, net in the Company’s consolidated statements of income (loss). If neither of these criteria are met, the Company determines whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency, any adverse conditions specifically related to the security, as well as other factors.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $1,506, $397 and $2,028 in 2023, 2022 and 2021, respectively, and have been included in cost of revenues of products in the Company’s consolidated statements of income (loss).

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" method.

Work-in-progress and finished products - raw materials as above with the addition of subcontracting costs, calculated on the basis of direct subcontractors’ costs and with direct overhead costs.

The Company assesses the carrying value of its inventory for each reporting period to ensure inventory is reported at the lower of cost or net realizable value in accordance with ASC No. 330-10-35, “Inventory.” Charges for obsolete and slow-moving inventories are recorded based upon an analysis of specific identification of obsolete inventory items and quantification of slow-moving inventory items. In cases when there is evidence that the anticipated utility of goods, in their disposal in the ordinary course of business, will be less than the historical cost of the inventory, the Company recognizes the difference as a current period charge to earnings and carries the inventory at the reduced cost basis until it is sold or disposed of.

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

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 6 to 9 years. All intangible assets are amortized over their estimated useful lives on a straight-line basis. Each period, the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. During each of the years 2023, 2022 and 2021, no impairment losses were recorded.

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

ASC 350 allows a company to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of a reporting unit exceeds its estimated fair value. If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess. The Company conducts its annual test of impairment for goodwill on December 31 of each year, or more frequently if impairment indicators are present.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Leases:

The Company determines if an arrangement is a lease at inception. The Company did not have any finance leases as of December 31, 2023. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of 12 months or less.

ROU assets and lease liabilities are recognized at the commencement date based on the present value of future lease payments over the lease term. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured based on the discounted present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement.

The implicit rate within the operating leases is generally not determinable; therefore, the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located.

Many of the Company’s lease agreements provide one or more options to renew. When determining lease terms, the Company uses the non-cancellable period of the leases and does not assume renewals unless it is reasonably certain that the Company will exercise that option.

l.	Contingencies:

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

The Company recognizes revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers.” As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

The Company’s arrangements typically contain various combinations of its products, subscriptions and PCS, which are distinct and are accounted for as separate performance obligations. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price (“SSP”). If the SSP is not observable, the Company estimates the SSP taking into account available information such as geographic specific factors, customer grouping and internally approved historical pricing guidelines related to the performance obligation. For PCS and subscriptions, the Company determines the standalone selling price based on observable renewals prices or standalone subscription transactions.

For products, the SSP is not observable, and therefore, the Company estimates the product SSP taking into account available information such as geographic specific factors, customer grouping and internally approved historical pricing guidelines.

Deferred revenues represent mainly the unrecognized revenue collected for subscriptions and for PCS. Such revenues are recognized ratably over the term of the related agreement. Out of the gross deferred revenues balance at the beginning of the year ended December 31, 2023, an amount of $127,917 (approximately 59%) was recognized as revenues during the year ended December 31, 2023. Out of the gross deferred revenues balance at the beginning of the year ended December 31, 2022, an amount of $133,708 (approximately 64% ) was recognized as revenues during the year ended December 31, 2022.

As of December 31, 2023, the aggregate amount of remaining performance obligations from contracts with customers was $309,629. The Company expects to recognize approximately 52% of its remaining performance obligations as revenue over the next 12 months, with the remaining recognized up to five years.

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

The following table provides information about disaggregated revenues by major product line:

	Year ended December 31,
	2023	2022

Products	$50,703	$84,508
Services	95,816	103,966
Subscriptions	114,773	104,952

	$261,292	$293,426

For information regarding disaggregated revenues by geographical market, please see Note 16.

The Company records a provision for estimated sale returns, credits and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns and other known factors. Such provisions amounted to $3,345 and $1,034 as of December 31, 2023 and 2022, respectively. The provision for estimated sale returns and credits as of December 31, 2023 and 2022, is included in other payables and accrued expenses in the consolidated balance sheets.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Company has generally determined that those contracts do not include a significant financing component. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Costs to obtain contracts:

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the products or services to which the asset relates. Sales commissions paid for new contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized over an expected period of benefit and are included in sales and marketing expenses in the accompanying consolidated statements of income (loss). The Company applies judgment in estimating the amortization period, by taking into consideration its product life term, history of renewals, and expected length of customer relationship, as well as the useful life of the underlying technology and products. As of December 31, 2023, the Company has determined the expected period of benefit to be approximately 3.35 years. Deferred commission costs capitalized are periodically reviewed for impairment.

As of December 31, 2023 and 2022, the amount of deferred commission was $23,008 and $25,517, respectively and is included in other long-term assets on the consolidated balance sheets.

During the year ended December 31, 2023 and 2022, the Company recorded amortization expenses in connection with deferred commissions in the amount of $13,729 and $13,075, respectively.

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

Cost of services is comprised of cost of post-sale customer support and hosting services.

p.	Accounts Receivable, net:

Accounts receivable are recorded at the invoiced amount, net of allowance for credit losses, which amounted to $174 as of both December 31, 2023 and 2022. The allowance for credit losses is based on the Company’s assessment of the collectability of accounts. The Company regularly assesses collectability based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer, the financial condition of the customer, and the amount of any receivables in dispute. Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. The allowance of credit losses was not material for the periods presented.

The Company generally provides a one -year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's historical experience.

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

Research and development grants deducted from research and development expenses, net amounted to $430, $1,354 and $1,295 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Some of the Company’s subsidiaries have share option plans pursuant to which qualified directors and employees may be granted options for the purchase of securities of the subsidiaries. Share-based compensation expenses recorded on the subsidiaries' level are presented in non-controlling interests.

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

On July 28, 2022, the Board of Directors of the Company approved an equity grant to the Chief Executive Officer of the Company, which is comprised of RSUs, market-condition based RSUs and market-condition based share options. The equity grant includes grants for the years 2022, 2023 and 2024 that are derived from fixed monetary amounts ($7,725, $5,000 and $5,000, respectively).

Market-condition based RSUs' vesting is dependent upon the fulfillment of certain market conditions and will vest, or partially vest, depending on the Company's share performance compared to other companies that are listed on the NASDAQ CTA Cybersecurity Index over the requisite service period, which is up to three years.

Market-based condition share options' vesting is dependent upon the fulfillment of certain market conditions and will vest depending on the Company's share performance over the requisite service period, which is up to three years.

For the 2024 grant, the Company recorded a liability in the amount of $294 and $1,255, as of December 31, 2023, which is included in other payables and accrued expenses and other long-term liabilities, respectively, in the consolidated balance sheets for the RSUs and the market-condition based RSUs, as the Company has an obligation to issue a variable number of shares for which the monetary amount is fixed and the key terms and conditions of the equity grant are known.

The fair value of the market-condition based awards was determined using a Monte Carlo simulation methodology.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of each market-condition based RSU and market-condition based share-options award is estimated on the date of grant using the Monte Carlo model that uses the assumptions noted in the following table:

	Year ended December 31,
	2023	2022	2021

Risk free interest rate	4.06%-4.16%	2.74%-2.75%	-
Dividend yields	0%	0%	-
Expected volatility	29.83%-35.23%	27.54%-32.88%	-
Weighted-average expected term from grant date (in years)	3-5.16	2.43-5.17	-

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

The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2023, 2022 and 2021 was estimated using the following weighted-average assumptions:

Employees' share option plan:

	Year ended December 31,
	2023	2022	2021

Risk free interest rate	4.87%	2.72%	0.89%
Dividend yields	0%	0%	0%
Expected volatility	34%	31%	27%
Weighted-average expected term from grant date (in years)	3.39	3.41	3.46

t.	Income taxes:

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

ASC 740 contains a two -step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.

The second step is only addressed if the first step has been satisfied (i.e., the position is more likely than not to be sustained); otherwise, a full liability in respect of a tax position not meeting the more likely than not criteria is recognized.

The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalty, if any, related to unrecognized tax benefits in its taxes on income in the consolidated statements of income (loss).

u.	Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables, net.

The majority of the Group's cash, cash equivalents, marketable securities and bank deposits are invested in high-quality financial institutions mainly in the U.S. and Israel, and the Group and regularly monitors their composition and maturities. The Company’s derivatives expose it to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions and by spreading the risk across a number of major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis. The Company grants credit to its customers in the normal course of business.

For each of the years ended December 2023, 2022 and 2021, credit loss expenses were nil.

As of each of December 31, 2023 and 2022, no single customer represented 10% or more of accounts receivable. No single customer accounted for more than 10% of total revenue for the periods presented.

The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short-term and long-term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2023, 46%, 28%, and 26% of the Company’s short-term bank deposits were deposited in major Israeli banks in Israel which are rated A, AAA and BBB+, respectively, as determined by the Israeli affiliate of Standard & Poor's ("S&P").

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2023, the maximal contractual duration of any of the Company's bank deposits was 2 years, the weighted-average duration of the Company's deposits was 1.11 years, and the weighted-average time to maturity was 0.36 years.

From a geographic perspective, 76% of the Company’s debt marketable securities portfolio was invested in debt securities of U.S. issuers, 6% was invested in debt securities of European issuers and 18% was invested in debt securities of other geographic-located issuers. As of December 31, 2023, 92% of the Company's debt marketable securities portfolio was rated A- or higher, as determined by S&P, and 8% was rated BBB+.

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

During 2023 and 2022, the Company entered into forward contracts to hedge a portion of anticipated NIS payroll and benefit payment. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured in fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses at the time that the hedged income or expense is recorded.

As of December 31, 2023, we had outstanding currency forward contracts in the total amount of approximately $50,040 to hedge portions of its forecasted expenses denominated in NIS. These forwards contracts expire on various dates until October 31, 2024.

As of December 31, 2023, the Company recorded an asset in other receivables and prepaid expenses in the amount of $1,213. As of December 31, 2022, the Company recorded a liability in other payables and accrued expenses on its consolidated balance sheet in the amount of $632.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the year ended December 2023, 2022 and 2021, the Company recorded expenses of $584, $318 and nil, respectively, in cost of revenues and $4,215, $2,477 and nil, in operating expenses, respectively, related to its hedging forward contracts.

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2023, the Company expects to reclassify all of its unrealized gains from accumulated other comprehensive income to earnings during the next 12 months.

w.	Employee related benefits:

Israeli Severance pay:

Effective April 1, 2007, the Company’s agreements with employees in Israel are under Section 14 of the Israeli Severance Pay Law, 1963. The Company’s contributions for severance pay have extinguished its severance obligation. Upon contribution of the full amount based on the employee’s monthly salary for each year of service, no additional obligation exists regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheets, as the Company is legally released from the obligation to pay severance amounts to employees once the required deposit amounts have been fully paid.

For the Company’s employees in Israel who are not subject to Section 14, the Company calculated the liability for severance pay pursuant to the Severance Pay Law based on the most recent salary of these employees multiplied by the number of years of employment as of the balance sheet date. The Company’s liability for these employees is fully provided for via monthly deposits with severance pay funds, insurance policies and accruals. The value of these deposits is recorded as an asset on the Company’s balance sheet under other assets.

Severance pay expenses, related to our Israeli employees, for the years ended December 31, 2023, 2022 and 2021 amounted to approximately $5,108, $5,067 and $4,837, respectively. Accrued severance pay is included in other long-term liabilities in the consolidated balance sheets.

Employee Benefit Plans:

The Company has a defined-contribution plan in the U.S. intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches 33% of participating employee contributions to the plan up to 6% of the employee’s eligible compensation. During the years ended December 31, 2023, 2022, and 2021, the Company recorded $285, $322 and $316, respectively, of expenses related to the 401(k) plan.

The Company also has other liabilities for severance pay in other jurisdictions.

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

On January 18, 2022, the Company established Skyhawk and transferred to Skyhawk all of the intangible assets related to the Cloud Native Protector. On April 29, 2022, Skyhawk entered into the Agreement. According to the Agreement, as amended, Skyhawk issued a total of 31,210,708 Preferred A Shares NIS 0.001 par value each for a total consideration of $35,000 representing a price per share of $1.12.

Preferred shares of Skyhawk are convertible into ordinary shares and confer upon the holders’ various rights, including the right to receive notice to participate and vote in general meetings of Skyhawk and the right to receive dividends, if declared, in accordance with Articles of Association ("Skyhawk AoA") of Skyhawk.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Preferred Shares shall confer upon the holders' liquidation and distribution preference and anti-dilution protection in accordance with the Skyhawk AoA as well as certain other rights as set forth in the investors' rights agreement. Under the Skyhawk AoA, the Preferred Shares shall be entitled to receive the original issue price of the respective Preferred Share upon liquidation and deemed liquidation. The Company has evaluated the terms of the Preferred Shares and classifies the non-controlling interest represented by such shares as shareholders’ equity in the accompanying consolidated balance sheets. Also, since the Preferred Shares do not represent a residual equity interest, net losses of the Company are not allocated to the Preferred Shares.

The non-controlling interests presented in the Company’s consolidated balance sheets as of December 31, 2023, comprise of $35,000 of funds received in exchange for the non-controlling interests in Skyhawk and $4,183 share-based compensation expenses for equity awards of certain other subsidiaries granted to employees of those subsidiaries.

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

Basic net income (loss) per share is computed based on the weighted-average number of ordinary shares outstanding during each period. Diluted net income (loss) per share is computed based on the weighted-average number of ordinary shares outstanding during each period, plus potential dilutive ordinary shares considered outstanding during the period, if any, in accordance with ASC No. 260, "Earnings Per Share."

The total number of ordinary shares related to outstanding share options excluded from the calculation of diluted income (loss) per share as they would have been anti-dilutive was 2,003,939, 4,341,401 and 35,208 for the years ended December 31, 2023, 2022 and 2021, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.
ASC 280, "Segment Reporting"' establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding (“CODM”) how to allocate resources and in assessing performance. The Company's CODM is its Chief Executive Officer.

The Company reports segment information based on a management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments (See Note 15).

ad.	Business combinations:

The Company accounted for business combinations in accordance with ASC No. 805, "Business Combinations" ("ASC No. 805"). Under ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business (“2017-01”), the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

The Company applies the provisions of ASC No. 805 and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ae.	New accounting pronouncements not yet effective:

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU 2023-07), which requires an enhanced disclosure of significant segment expenses on an annual and interim basis. This guidance will be effective for the annual periods beginning with the year ended December 31, 2024, and for interim periods beginning January 1, 2025. Early adoption is permitted. Upon adoption, the guidance should be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09

NOTE 3: -	ACQUISITIONS

On February 17, 2022 (the “Closing Date”), the Company acquired all of the technology and other intangible assets from SecurityDAM, which was a related party and was the sole single-managed security service provider of the Company for a total consideration of (1) $30,000 in cash and (2) additional contingent consideration of up to $12,500 based on the revenues of the Company’s cloud DDoS protection service post acquisition. The contingent consideration was measured at fair value at the closing date and recorded as a liability in other long-term liabilities on the consolidated balance sheets in the amount of $9,525.

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

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and SecurityDAM's respective products and services. The goodwill is deductible for income tax purposes. The fair value of the contingent consideration related to the investment in SecurityDAM was $6,332 as of December 31, 2023, refer to Note 5 for more information. Changes in the contingent consideration are recorded in the consolidated statements of income (loss) in operating expenses, net under general and administrative expenses.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES

Debt securities with contractual maturities of less than one year are as follows:

	December 31,
	2023				2022
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$36,891	$(312)	$45	$36,624	$18,642	$(537)	$-	$18,105
Corporate debentures	50,419	(672)	1	49,748	26,639	(595)	31	26,075

Total marketable securities	$87,310	$(984)	$46	$86,372	$45,281	$(1,132)	$31	$44,180

Debt securities with contractual maturities from one to three years are as follows:

	December 31,
	2023				2022
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$16,883	$(132)	$38	$16,789	$16,451	$(1,018)	$-	$15,433
Corporate debentures	16,308	(264)	12	16,056	77,876	(3,433)	-	74,443

Total marketable securities	$33,191	$(396)	$50	$32,845	$94,327	$(4,451)	$-	$89,876

Debt securities with contractual maturities of more than three years are as follows:

	December 31,
	2023				2022
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$288	$(2)	$-	$286	$-	$-	$-	$-
Corporate debentures	-	-	-	-	289	(17)	-	272

Total marketable securities	$288	$(2)	$-	$286	$289	$(17)	$-	$272

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

Debt securities with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2023 are as follows:

	December 31, 2023
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair Value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Foreign banks and government debentures	$3,618	$(12)	$33,095	$(434)	$36,713	$(446)
Corporate debentures	9,985	(34)	50,655	(902)	60,640	(936)

Total available-for-sale marketable securities	$13,603	$(46)	$83,750	$(1,336)	$97,353	$(1,382)

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

As of December 31, 2023 and 2022, interest receivable amounted to $837 and $952, respectively, and is included within marketable securities in the consolidated balance sheets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2023 and 2022:

	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:

Money market funds	$11,990	$-	$-	$11,990

Other receivables and prepaid expenses:

Derivative instruments	-	1,213	-	1,213

Marketable securities:

Foreign banks and government debentures	-	53,699	-	53,699
Corporate debentures	-	65,804	-	65,804

Total financial assets	$11,990	$120,716	$-	$132,706

Liabilities

Contingent consideration	$-	$-	$6,332	$6,332

Total financial liabilities	$-	$-	$6,332	$6,332

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:

Money market funds	$3,642	$-	$-	$3,642

Marketable securities:

Foreign banks and government debentures	-	33,539	-	33,539
Corporate debentures	-	100,789	-	100,789

Total financial assets	$3,642	$134,328	$-	$137,970

Liabilities
Derivative instruments	$-	$632	$-	$632
Contingent consideration	-	-	8,281	8,281

Total financial liabilities	$-	$632	$8,281	$8,913

The table below presents the changes in Level 3 contingent consideration obligation measured on a recurring basis and related to the SecurityDAM acquisition:

	Year ended December 31,
	2023	2022

Fair value at the beginning of the year	$8,281	$-
Acquisition date fair value of contingent consideration related to investment in SecurityDAM (see Note 3)	-	9,525
Changes in the fair value of contingent consideration in SecurityDAM	1,128	819
Reclassification of payable related to contingent consideration to other payables and accrued expenses (see Note 10)	(3,077)	(2,063)

Fair value at the end of the year	$6,332	$8,281

The fair value of the contingent consideration related to the scquisition of SecurityDAM was $6,332 as of December 31, 2023. The Company estimated the fair value of the contingent consideration using a predetermined percentage (as detailed in the agreement) out of expected revenues with a discount rate of between 9.68-10.04%.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2023	2022

Raw materials and components	$1,991	$1,899
Work-in-progress	119	1,004
Finished products	13,434	8,525

	$15,544	$11,428

NOTE 7:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022
Cost:

Computer, peripheral equipment and software	$112,320	$108,914
Office furniture and equipment	14,187	14,034
Leasehold improvements	8,268	8,185

	134,775	131,133
Accumulated depreciation:

Computer, peripheral equipment and software	98,199	92,918
Office furniture and equipment	11,993	11,374
Leasehold improvements	6,362	5,773

	116,554	110,065

Property and equipment, net	$18,221	$21,068

Depreciation expenses for the years ended December 31, 2023, 2022 and 2021 were $8,276, $7,986 and $8,339, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	INTANGIBLE ASSETS, NET

Intangible assets:

	December 31,
	2023	2022

Cost:
Acquired technology	$45,607	$45,607
Customers relationships and brand name	9,817	9,817

	55,424	55,424

Accumulated amortization:
Acquired technology	29,889	25,921
Customers relationships and brand name	9,817	9,817

	39,706	35,738

Intangible assets, net	$15,718	$19,686

Amortization expenses for the years ended December 31, 2023, 2022 and 2021 were $3,968, $3,706 and $1,857, respectively.

Future estimated amortization expenses for the years ending:

December 31,

2024	$3,968
2025	3,968
2026	3,725
2027	3,662
2028	395

Total	$15,718

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	LEASES

The Company has various operating leases for office space, vehicles and warehouse space that expire on different dates through 2030. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The Company provided several security deposits mainly to secure various operating lease agreements in connection with its office space.

Aggregate lease payments for the right of use assets over the remaining lease period as of December 31, 2023, are as follows:

2024	$4,937
2025	4,168
2026	3,505
2027	3,058
2028	2,776
2029 and thereafter	3,821

Total undiscounted lease payments	$22,265

Less: adjustment to discounted lease payments	(1,561)

Total discounted lease payments	$20,704

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2023:

Weighted-average remaining lease term (years):	5.49

Weighted-average discount rate:	2.84%

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2022:

Weighted-average remaining lease term (years):	6.42

Weighted-average discount rate:	2.7%

Total rent expenses for the years ended December 31, 2023, 2022 and 2021 were $6,052, $6,856 and $6,193, respectively (see also Note 18b).

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2023	2022

Accrued expenses and other payables	$5,083	$5,067
Subcontractors accrual	2,267	2,105
Accrued taxes	3,146	3,028
Contingent consideration related to acquisition	3,077	2,063

	$13,573	$12,263

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Litigation:

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

A wholly owned Israeli subsidiary of the Company has been partially financed its research and development efforts through grants received from the IIA. In connection with the IIA grants, the subsidiary is committed to pay royalties to the IIA from its revenue, up to 100% of the amount of the grants received plus 3% annual interest, in accordance with the rules and regulations thereunder. The grants are deducted from research and development expenses. As of December 31, 2023, the remaining contingent obligation of the Israeli subsidiary in connection with such payment of royalties amounted to $434.

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

In August 2022, the Company’s Board of Directors authorized an increase in the repurchase authority under the 2022 Plan by an additional $20,000, to a total of up to $100,000. The 2022 Plan expired on October 31, 2023.

In August 2023, the Company’s Board of Directors authorized a new plan (the “2024 Plan”) for the repurchase of up to an aggregate of $80,000 of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions. The 2024 plan came into effect upon the expiration of the 2022 Plan and will expire on August 31, 2024.

c.	Dividends:

Dividends, if any, will be paid in NIS. Dividends paid to shareholders outside Israel may be converted to U.S. dollars on the basis of the exchange rate prevailing at the date of the conversion. The Company does not intend to pay cash dividends in the foreseeable future.

d.	Radware Ltd. Share Option Plans:

The Company has two share option plans, the Company's Key Employee Share Incentive Plan (1997) as amended and restated (the "1997 Plan") and the Directors and Consultants Option Plan (the "DC Plan" and together with the 1997 Plan, the “Share Option Plans"). Under the Share Option Plans, options may be granted to officers, directors, employees and consultants of the Group. The exercise price per share under the Share Option Plans was generally not less than the market price of an ordinary share at the date of grant. The options vest primarily over four years. Each option is exercisable for one ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

Pursuant to the Share Option Plans, the Company reserved for issuance 36,012,967 ordinary shares as of December 31, 2023.

RSUs:

In addition to granting share options, since 2013, the Company started to routinely grant RSUs under the 1997 Plan. RSUs vest primarily over a four-year period of employment. RSUs that are cancelled or forfeited become available for future grants.

The number of “Reserved and Authorized Shares” under the Share Option Plans shall equal the sum of (i) the number of ordinary shares reserved and authorized under the Share Option Plans, and other awards granted under the Share Option Plans as of such date, and (ii) the number of ordinary shares reserved.

As of December 31, 2023, the number of Reserved and Authorized Shares under the Share Option Plans is as detailed below:

2023

Share options exercised and outstanding	27,963,931
RSUs vested and outstanding	6,932,439
Ordinary shares available for issuance under the Share Option Plans	1,116,597

Total reserved and authorized shares as of December 31, 2023	36,012,967

A summary of employees’ and directors’ options activity under the Company's Share Option Plans as of December 31, 2023 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2023	1,958,029	$25.01	3.15	$-
Granted	331,899	17.63
Exercised	(13,552)	20.77
Expired	(228,910)	25.56
Forfeited	(43,527)	26.70

Outstanding at December 31, 2023	2,003,939	$23.70	2.77	$152

Exercisable at December 31, 2023	1,232,748	$24.60	2.05	$-

Vested and expected to vest at December 31, 2023	1,983,281	$23.69	2.76	$149

The weighted-average grant-date fair value of options granted during the years ended December 31, 2023, 2022 and 2021 was $5.48, $6.77 and $6.87, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2023, there was approximately $1,922 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's Share Option Plans. That cost is expected to be recognized over a weighted-average period of 0.62 years.

The total intrinsic value of options exercised during the years 2023, 2022 and 2021 was $9, $1,894 and $14,003, respectively.

The aggregate intrinsic value of the outstanding share options at December 31, 2023 and 2022, represents the intrinsic value of 180,000 and nil, respectively, outstanding options that are in-the-money as of such dates. 1,823,939 outstanding options were out-of-the-money as of December 31, 2023.

The options outstanding under the Company’s Share Option Plans as of December 31, 2023 have been separated into ranges of exercise price as follows:

December 31, 2023
Outstanding				Exercisable
		Weighted-
		average	Weighted-		Weighted-
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$15.12-19.75	331,899	4.62	$17.63	-	$-
$22.5-24.89	1,280,769	1.69	$23.29	987,866	$23.32
$25.25-29.1	200,149	1.82	$27.40	134,488	$26.93
$32.71-35.43	191,122	3.11	$33.06	110,394	$32.97

	2,003,939			1,232,748

The following table summarizes information relating to the number of RSUs, as well as changes to such awards during 2023:

Year ended December 31,
2023

Outstanding at January 1, 2023	3,111,206
Granted	1,390,718
Vested	(740,398)
Forfeited	(400,491)

Outstanding as of December 31, 2023	3,361,035

As of December 31, 2023, there was approximately $43,352 of total unrecognized compensation costs related to non-vested RSUs granted under the Company’s Share Option Plans. That cost is expected to be recognized over a weighted-average period of 2.82 years.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2023, 2022 and 2021 were $15.82, $21.31 and $32.57, respectively.

The weighted-average grant date fair value of RSUs vested during the years ended December 31, 2023, 2022 and 2021 were $29.01, $23.65 and $21.77, respectively.

The weighted-average grant date fair value of RSUs forfeited during the years ended December 31, 2023, 2022 and 2021 were $27.16, $22.88 and $24.32, respectively.

Share-based compensation was recorded in the following items within the consolidated statements of income (loss):

	Year ended December 31,
	2023	2022	2021

Cost of revenues	$515	$399	$236
Research and development, net	7,709	7,215	5,412
Sales and marketing	12,395	11,196	8,811
General and administrative	10,531	7,286	3,115

Total expenses	$31,150	$26,096	$17,574

e.	Skyhawk (CNP) Security Ltd. Share Option Plans:

On April 12, 2022, the board of directors of Skyhawk established the Skyhawk (CNP) Security Ltd. 2022 Share Incentive Plan (the "Skyhawk Plan"). Under the Skyhawk Plan, options may be granted to officers, directors, employees and consultants of Skyhawk Security. The exercise price per share under the Skyhawk Plan was generally not less than the fair value of an ordinary share at the date of grant. The options vest primarily over four years. Each option is exercisable for one ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants.

As of December 31, 2023, there was approximately $2,560 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Skyhawk Plan. That cost is expected to be recognized over a weighted-average period of 2.24 years.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

Share-based compensation was recorded in the following items within the consolidated statements of income (loss):

	Year ended December 31,
	2023	2022
Cost of revenues	$-	$-
Research and development, net	796	77
Sales and marketing	159	45
General and administrative	1,917	1,135

Total expenses	$2,872	$1,257

A summary of employees’ and directors’ options activity under the Skyhawk Option Plan as of December 31, 2023 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2023	20,341,993	$0.33	6.43	3,017,612
Granted	1,428,000	0.48	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Forfeited	(3,093,688)	0.48	-	-

Outstanding at December 31, 2023	18,676,305	$0.32	5.74	3,017,612

Exercisable at December 31, 2023	2,140,151	$0.01	5.69	1,005,871

Vested and expected to vest at December 31, 2023	18,676,305	$0.32	5.74	3,017,612

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 13:-	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2023	2022	2021

Numerator for basic and diluted net earnings (loss) per share:

Net income (loss)	$(21,590)	$(166)	$7,811

Weighted-average shares outstanding, net of treasury shares:

Denominator for basic net earnings (loss) per share	42,871,770	44,943,168	45,919,835
Effect of dilutive securities:
Employee share options and RSUs	-	-	1,583,256

Denominator for diluted net earnings (loss) per share	42,871,770	44,943,168	47,503,091

Basic net earnings (loss) per share	$(0.50)	$(0.00)	$0.17

Diluted net earnings (loss) per share	$(0.50)	$(0.00)	$0.16

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME

a.	General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2023	2022

Beginning balance	$7,434	$5,312
Decrease related to expired tax years	(424)	(723)
Additions for prior year tax positions	125	162
Decrease for prior year tax positions	(1,879)	(244)
Additions for current year tax positions	933	2,927

Ending balance	$6,189	$7,434

*) As of December 31, 2023 and 2022, unrecognized tax benefits of $1,052 and $1,906, respectively, were presented net from deferred tax assets.

The Company adjusts the unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available.

During the years ended December 31, 2023, 2022 and 2021, net amounts of $225, $236 and $243, respectively, were added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2023 and 2022, the Company had accrued interest liability related to uncertain tax positions in the amounts of $611 and $390, respectively, which is included within other long-term liabilities on the consolidated balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within taxes on income in the consolidated statements of income (loss).

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

The Company's U.S subsidiary files income tax returns in the U.S federal jurisdiction. As of December 31, 2023, the 2016 through 2022 tax years are open and may be subject to potential examinations in the U.S.

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

Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations. Under the Foreign Exchange Regulations, an Israeli company is calculating its tax liability in U.S. dollars according to certain orders. The tax liability, as calculated in U.S. dollars is translated into NIS according to the exchange rate as of December 31st of each year.

2.	Tax rates:

The Israeli corporate tax rate in 2023, 2022 and 2021 was 23%. A company is taxable on its real capital gains at the corporate tax rate in the year of sale.

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law"):

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which includes Amendment 73 to the Law ("Amendment 73") was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9%, effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Amendment 73 also prescribes special tax tracks for technological enterprises, and the new tax tracks under the amendment are as follows:

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

Technological preferred enterprise - an enterprise whose total consolidated revenues (parent company and all subsidiaries) is less than NIS 10 billion. Technological Preferred Enterprise, as defined in the law, which is located in the center of Israel (where the Israeli subsidiary is currently located) is subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A, the tax rate is 7.5%), subject to satisfaction of a number of conditions, including compliance with a minimal amount or ratio of annual Research and development expenditure and Research and development employees, as well as having at least 25% of annual income derived from exports.

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

As part of the temporary order, the Company opted to implement the provisions included in the temporary order and completed the taxes on all of its trapped tax-exempt earnings. As a result, the Company paid Nil and $8,247 during 2023 and 2022, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2023	2022	2021

Current taxes	$3,255	$6,865	$18,287
Deferred taxes	582	(1,986)	(3,466)

	$3,837	$4,879	$14,821

Domestic	$1,079	$2,820	$10,741
Foreign	2,758	2,059	4,080

	$3,837	$4,879	$14,821

	Year ended December 31,
	2023	2022	2021
Domestic taxes:

Current taxes	$488	$2,967	$12,890
Deferred taxes	591	(147)	(2,149)

	1,079	2,820	10,741
Foreign taxes:

Current taxes	2,767	3,898	5,397
Deferred taxes	(9)	(1,839)	(1,317)

	2,758	2,059	4,080

	$3,837	$4,879	$14,821

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax liabilities and assets are as follows:

	December 31,
	2023	2022

Carryforward losses and tax credit	$12,249	$8,456
Deferred revenues	6,237	6,897
Unrealized loss on marketable securities	296	1,281
ROU assets	2,234	2,289
Temporary differences	9,566	9,327

Deferred tax assets before valuation allowance	30,582	28,250
Valuation allowance	(8,434)	(5,162)

Net deferred tax assets	22,148	23,088

Intangible assets, including goodwill	(4,547)	(4,529)
Operating lease liabilities	(2,242)	(2,289)
Depreciable assets	(1,043)	(1,299)

Deferred tax liability	(7,832)	(8,117)

Net deferred tax assets	$14,316	$14,971

* As of December 31, 2023 and 2022, unrecognized tax benefits of $1,052 and $1,906 were presented net from deferred tax assets, respectively.

e.	Foreign:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act, which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Apportioned income is also subject to tax in various states.

Through December 31, 2023, the U.S. subsidiary had a U.S. federal loss carryforward of $3,194, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2023 and fiscal 2038.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

All non-Israeli subsidiaries are taxed according to the tax laws in their jurisdictions.

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the consolidated statements of income (loss) is as follows:

	Year ended December 31,
	2023	2022	2021

Income (loss) before taxes, as reported in the consolidated statements of income (loss)	$(17,753)	$4,713	$22,632

Statutory tax rate	23%	23%	23%
Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$(4,083)	$1,084	$5,205
Tax adjustment in respect of different tax rate of foreign subsidiary	(57)	48	33
Non-deductible expenses and other permanent differences	536	197	305
Deferred taxes on losses for which valuation allowance was provided, net	2,635	2,402	896
Utilization of tax losses and deferred taxes for which valuation allowance was provided, net	-	-	(128)
Foreign withholding taxes	637	3,138	2,656
Share compensation relating to share options per ASC No. 718	3,716	1,517	(2,369)
Income taxes in respect of prior years	1,246	(1,388)	687
Change of tax rate	-	(505)	462
Approved, Privileged and Preferred enterprise loss (benefits) (*)	(1,086)	(1,457)	6,869
Other	293	(157)	205

Actual tax expense	$3,837	$4,879	$14,821

(*) Basic earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.06	$0.03	$0.15

Diluted earnings per share amounts of the benefit resulting from the "Approved, Privileged and Preferred Enterprise" status	$0.06	$0.03	$0.14

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

h.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2023	2022	2021

Domestic	$(33,444)	$(1,105)	$17,817
Foreign	15,691	5,818	4,815

Income before taxes on income	$(17,753)	$4,713	$22,632

NOTE 15:-	SEGMENTS REPORTING

The Company reports segment information based on a management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments. The CODM assesses the performance of each operating segment using information about revenue and segment operating income that is defined as operating income generated at the segment level, excluding unallocated corporate income or expense.

Commencing January 1, 2023, management has determined that the Company operates in two reportable segments.

The Company’s reportable segments are:

•
Radware’s Core Business - this segment consists of our core business operations, including our cloud security as-a-service products, application and data centers security products and our application availability products; and

•
The Hawks’ Business – this segment consists of the operations of our two subsidiaries: SkyHawk, a spinoff of our former cloud native protector business which now provides an agentless Cloud-native threat Detection and Response (CDR), combined with Cloud Infrastructure Entitlement Manage (CIEM), Cloud Security Posture Management CSPM and Autonomous Purple Team for AWS Google Cloud and Azure, and EdgeHawk, which is engaged in transforming routers and network nodes into security platforms.

While we transitioned into two reportable segments, we remain focused on the consolidated results as an important measure of performance, particularly given the high level of cooperation among these two segments.

The Company’s CODM does not regularly review assets and liabilities information by reportable segments. Therefore, the Company does not report assets and liabilities information by segment.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	SEGMENTS REPORTING (Cont.)

The following tables present information about the Company’s reported segment revenues and operating income for the periods indicated:

	Year ended December 31, 2023
	Radware Core	Hawks	Total

Revenues	$260,322	$970	$261,292

Operating loss	$(16,802)	$(14,878)	$(31,680)

Financial income, net			$13,927

Loss before taxes on income			$(17,753)

	Year ended December 31, 2022
	Radware Core	Hawks	Total

Revenues	$290,408	$3,018	$293,426

Operating income (loss)	$8,416	$(11,755)	$(3,339)

Financial income, net			$8,052

Income before taxes on income			$4,713

	Year ended December 31, 2021
	Radware Core	Hawks	Total

Revenues	$283,913	$2,583	$286,496

Operating income (loss)	$24,114	$(5,889)	$18,225

Financial income, net			$4,407

Income before taxes on income			$22,632

Depreciation expenses of the Hawks’ business segment for the years ended December 31, 2023, 2022 and 2021 were $85, $45 and $16, respectively.

Depreciation expenses of the Radware’s core business segment for the years ended December 31, 2023, 2022 and 2021 were $8,191, $7,941 and $8,323, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2023, 2022 and 2021 from a geographical perspective:

	Year ended December 31,
	2023	2022	2021
Revenues from sales to customers located at:

The United States	$72,963	$94,014	$98,937
America - other	30,472	29,933	29,833
EMEA*)	96,488	104,219	98,388
Asia Pacific	61,369	65,260	59,338

	$261,292	$293,426	$286,496

*)	Europe, the Middle East and Africa.

The following table presents long-lived assets and ROU assets as of December 31, 2023 and 2022 from a geographical perspective:

	December 31,
	2023	2022
Long-lived assets by geographic region:

America (principally the United States)	$1,905	$1,892
Israel	34,888	39,200
EMEA - other	753	1,039
Asia Pacific	1,452	2,016

	$38,998	$44,147

NOTE 17:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

Financial income, net:

	Year ended December 31,
	2023	2022	2021
Financial income, net:

Interest on bank deposits and other	$11,377	$5,137	$4,131
Amortization of premiums, accretion of discounts and interest on debt marketable securities, net	2,787	1,754	1,855
Gain (loss) on sale of marketable securities	(243)	68	438
Bank charges	(197)	(207)	(200)
Foreign currency differences, net	203	1,300	(1,817)

	$13,927	$8,052	$4,407

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain members of the Company's Board of Directors, management or shareholders have interest:

a.	The following related party balances are included in the consolidated balance sheets:

	December 31,
	2023	2022

Trade receivables and prepaid expenses	$1,538	$745

Trade payables and accrued expenses	$707	$1,968

b.	The following related party transactions are included in the consolidated statements of income (loss):

	Year ended December 31,
	2023	2022	2021

Revenues (1)	$3,298	$2,327	$3,100

Cost of revenues (2)	$-	$2,822	$11,482

Operating expenses, net - primarily lease, subcontractors and communications (3)	$7,707	$8,018	$6,757

Purchase of property and equipment	$194	$1,175	$189

(1)	Distribution of the Company's products by a related party on a non-exclusive basis.

(2)
Related to cost of product purchased from one of the related parties (SecurityDAM). On February 17, 2022, the Company acquired all of the technology and other intangible assets from SecurityDAM, which was a related company and the sole single-managed security service provider of the company. For additional details, see Note 3.

(3)
The Company leases office space and purchases other miscellaneous services from certain companies, which are considered to be related parties. In addition, the Company provides certain services to related parties.