Form 20-F
period 2024-12-31
RADWARE LTD
filed 2025-03-28
CIK 1094366

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2024

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

42,554,602 Ordinary Shares, NIS 0.05 par value per share

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

We have registered trademarks for, among others, Radware®; Radware Logo:

®; OnDemand Switch®; Alteon®; APSolute®; LinkProof®; DefensePro®; SIPDirector®; AppDirector®; AppXcel®; AppXML®; AppWall®; APSolute Insite®; StringMatch Engine®; Web Server Director®; APSolute Vision®; vDirect®; Alteon VA®; AppShape®; DefenseFlow®; Virtual DefensePro®; VADI® (Virtual Application Delivery Infrastructure); Radware SecurPath®; ShieldSquare® and the ShieldSquare Logo: ®, and we have non-registered trademarks for, among others, ADC-VX™; Inflight™; EPIC-AI™ and CyberStack™. Unless the context otherwise indicates, all other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this annual report are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws with respect to our business, financial condition and results of operations. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this annual report. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East, the war in Ukraine, tensions between China and Taiwan financial and credit market fluctuations (including elevated interest rates), impacts from tariffs or other trade restrictions, inflation, and the potential for regional or global recessions; our dependence on independent distributors to sell our products; our ability to manage our anticipated growth effectively; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; the ability of vendors to provide our hardware platforms and components for the manufacture of our products; our ability to attract, train, and retain highly qualified personnel; intense competition in the market for cybersecurity and application delivery solutions and in our industry in general, and changes in the competitive landscape; our ability to develop new solutions and enhance existing solutions; the impact to our reputation and business in the event of real or perceived shortcomings, defects, or vulnerabilities in our solutions, if our end-users experience security breaches, or if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors or by a critical system failure; our use of AI Technologies that present regulatory, litigation, and reputational risks; risks related to the fact that our products must interoperate with operating systems, software applications and hardware that are developed by others;  outages, interruptions, or delays in hosting services; the risks associated with our global operations, such as difficulties and costs of staffing and managing foreign operations, compliance costs arising from host country laws or regulations, partial or total expropriation, export duties and quotas, local tax exposure, economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate, or public health concerns; our net losses in the past and the possibility that we may incur losses in the future; a slowdown in the growth of the cybersecurity and application delivery solutions market or in the development of the market for our cloud-based solutions; long sales cycles for our solutions; risks and uncertainties relating to acquisitions or other investments; risks associated with doing business in countries with a history of corruption or with foreign governments; changes in foreign currency exchange rates; risks associated with undetected defects or errors in our products; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; laws, regulations, and industry standards affecting our business; compliance with open source and third-party licenses; complications with the design or implementation of our new enterprise resource planning (“ERP”) system; our reliance on information technology systems; our ESG disclosures and initiatives; and other factors and risks over which we may have little or no control.

We urge you to consider that statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could” are intended to identify forward-looking statements.  Such forward-looking statements appear in Item 3.D “Risk Factors,” Item 4 “Information on the Company,” and Item 5 “Operating and Financial Review and Prospects” as well as elsewhere in this annual report. These statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” and in our other filings with, or submissions to, the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Table of Contents

PART I		8
ITEM 1.	Identity of Directors, Senior Management and Advisers	8
ITEM 2.	Offer Statistics and Expected Timetable	8
ITEM 3.	Key Information	8
A.	[Reserved]	9
B.	Capitalization and Indebtedness	9
C.	Reasons for the Offer and Use of Proceeds	9
D.	Risk Factors	9
ITEM 4.	Information on the Company	45
A.	History and Development of the Company	45
B.	Business Overview	46
C.	Organizational Structure	68
D.	Property, Plants and Equipment	69
Item 4A.	UNRESOLVED Staff Comments	70
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	70
A.	Operating Results	71
B.	Liquidity and Capital Resources	84
C.	Research and Development, Patents and Licenses, etc.	87
D.	Trend Information	88
E.	Critical Accounting Estimates	92
ITEM 6.	Directors, Senior Management and Employees	98
A.	Directors and Senior Management	98
B.	Compensation	103
C.	Board Practices	107
D.	Employees	112
E.	Share Ownership	113
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	116
ITEM 7.	Major Shareholders and Related Party Transactions	116
A.	Major Shareholders	116
B.	Related Party Transactions	119
C.	Interests of Experts and Counsel	122
ITEM 8.	Financial Information	123
A.	Consolidated Statements and Other Financial Information	123
B.	Significant Changes	123

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

You should carefully consider the following risks before deciding to purchase, hold or sell our ordinary shares. Our business, operating results, and financial condition could be seriously harmed due to any of the following risks. The following risks are not the only risk factors faced by our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. The trading price of our ordinary shares could decline due to any of these risks. You should also refer to the other information contained or incorporated by reference in this annual report before making any investment decision regarding our Company.

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

•
Competition in the market for cybersecurity and application delivery solutions and in our industry, in general, is intense. If we are unable to compete effectively, we may lose market share, and we may be unable to maintain profitability.

•	We must develop new solutions and enhance existing solutions to remain competitive.

•
Our reputation and business could be harmed based on real or perceived shortcomings, defects or vulnerabilities in our solutions or if our end-users experience security breaches, which could have a material adverse effect on our business, reputation and operating results.

•	We use AI Technologies that present regulatory, litigation, and reputational risks that could materially and adversely affect our business, financial condition and results of operations.

•	We face risks related to the rapidly evolving regulatory framework for AI Technologies.

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

•
Our products must interoperate with operating systems, software applications and hardware that are developed by others and if we are unable to devote the necessary resources to ensure that our products interoperate with such software and hardware, we may fail to increase, or we may lose market share and we may experience a weakening demand for our products.

•	Our global operations may expose us to additional risks.

•	We have incurred net losses in the past and may incur losses in the future.

•	A slowdown in the growth of the cybersecurity and application delivery solutions market would reduce our addressable market and solutions sales.

•	If the market for our cloud-based solutions does not continue to develop and grow, we may incur capital and operating losses.

•	Our solutions may have long sales cycles, which may reduce the predictability of our financial performance.

•	We may pursue acquisitions or other investments that could disrupt our business and harm our financial condition.

•	Our business in countries with a history of corruption and transactions with foreign governments increases the risks associated with our international activities.

•	Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

•	Undetected defects and errors may increase our costs and impair the market acceptance of our products.

•	Our business and operating results could suffer if third parties infringe upon our proprietary technology.

•	Our products may infringe on the intellectual property rights of others.

•	Laws, regulations and industry standards affecting our business are evolving, and unfavorable changes could harm our business.

•
Some of our solutions contain “open source” and third-party software, and any failure to comply with the terms of one or more of these open source and third-party software licenses could negatively affect our business.

•	The amount of intangible assets and goodwill on our books may in the future lead to significant impairment charges.

•	Additional tax liabilities, including due to tax positions we have taken, could materially adversely affect our results of operations and financial condition.

•	The enactment of legislation changing the United States’ taxation of international business activities could materially impact our financial condition and results of operations.

•	If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

•
Complications with the design or implementation of our new ERP system, or major disruptions or deficiencies of our other information technology systems, could adversely impact our business and operations.

•
We rely on information technology systems to conduct our businesses, and failure to protect these systems against security breaches and otherwise to implement, integrate, upgrade and maintain such systems in working order could have a material adverse effect on our results of operations, cash flows or financial condition.

•
Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries.

•	Climate change may have an adverse impact on our business.

•
Our disclosures and initiatives related to environmental, social and governance (“ESG”) matters expose us to numerous risks, including risks to our reputation, business, financial performance and growth.

•
We have in the past, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition.

Risks Related to the Market for Our Ordinary Shares

•
The estate of the late Yehuda Zisapel, along with Nava Zisapel and Roy Zisapel, our President, Chief Executive Officer and a director, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

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

Our business is affected by global economic conditions, uncertainties and downturns, including as a result of the state of war declared in Israel in October 2023 and instability in the Middle East (see the risk factor below titled “Political, economic and military instability in the Middle East or Israel, including the state of war declared in Israel in October 2023, may harm our business”), the war in Ukraine (see the risk factor below titled “Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries”), the tensions between China and Taiwan, export controls recently imposed by the United States with respect to, among other things, graphics processing units (GPUs), and central banks in the markets in which we operate that have tightened their monetary policies and, until recently, raised interest rates, which may impact current and anticipated market demand for our solutions. Uncertainties about current global economic conditions continue to pose a risk as our current or prospective customers may postpone or reduce demand and spending priorities in response to such uncertainties. This could result in, among other things, a reduction in our revenues or a failure to achieve anticipated revenue growth, longer sales cycles, and slower adoption of new technologies, as well as downward pressure on the price of our solutions. Other macro conditions may have other adverse effects on the economy, which are difficult to predict, such as instability of any bank with which we maintain a commercial relationship, inflation pressures, rising interest rates or a period of elevated interest rates or impacts from tariffs or other trade restrictions. Each of the above events could have a material adverse effect on our business, operating results, and financial condition.

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

We have actively expanded our operations in the past and may continue to expand them in the future in order to gain market share in the evolving market for cybersecurity and application delivery solutions. This expansion has required, and may continue to require, managerial, operational and financial resources.

In some cases, we may choose to increase our cost of operations at the expense of our short-term profitability in order to support future expansion and growth. We cannot assure you that we will continue to expand our operations successfully. If we are unable to manage our expanding operations effectively, our revenues may not increase or may decline, our cost of operations may increase, and we may not be profitable. For example, in 2024, 2023 and 2022, we recorded an operating loss of $3.9 million, $31.7 million and $3.3 million, respectively, and in 2023 and 2022, we recorded a net loss of $21.6 million and $0.2 million, respectively.

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

In addition, our operating results could be materially and adversely affected if we anticipate greater demand than what transpires, and we commit to purchasing more components than we actually need. We see this specifically with respect to dated components, which we need to order in large quantities due to manufacturing stoppage. Due to technology advancements, we are required from time to time to make “last buy” type of stock purchases of such dated components for our products.

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

We primarily rely on a few original design manufacturers, or ODMs, for the manufacture and supply of our hardware platforms, with approximately 82% of our direct product costs in 2024 related to these vendors. If we are unable to continue to acquire from these ODMs and/or other components vendors on acceptable terms or should any of these ODMs and/or components vendors cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers could result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time during such a transition period, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our ability to attract, train and retain highly qualified personnel.

Our products and services require sophisticated technology, marketing and sales expertise. Accordingly, we need highly trained research and development, sales, marketing, technical, customer support, operations and IT personnel. Competition for such qualified personnel, especially in the cybersecurity domain, is intense. In particular, while there has been intense competition for such qualified personnel in the Israeli high-tech industry historically, the industry experienced record growth and activity in the past few years, which contributed to significant levels of employee attrition. The Israeli high-tech industry still faces a shortage of skilled human capital, including qualified personnel in the cybersecurity domain. Additionally, we may be unable to hire or retain talent who are trained in artificial intelligence (AI) or generative artificial intelligence (Gen AI), machine learning and advanced algorithms, to keep pace with the rapid and continuous technological changes in our industry. In addition, while we utilize non-competition agreements with our employees as a means of improving our employee retention, we may be unable to enforce these agreements under applicable laws. In light of the foregoing, we may not be able to hire or retain sufficient personnel to support our business operations or, if we do, we may be required to offer increased compensation to attract such employees, which could have a material adverse effect on our business, financial condition and results of operations.

   Competition in the market for cybersecurity and application delivery solutions and in our industry, in general, is intense. If we are unable to compete effectively, we may lose market share, and we may be unable to maintain profitability.

   The cybersecurity and application delivery solutions marketplace is highly competitive and has very few barriers to entry, particularly in our focus areas. We expect competition to intensify in the future, and we may lose market share if we are unable to compete effectively.

 Most of our competitors have greater financial, personnel and other resources than we have, which may limit our ability to effectively compete with them. We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Current and future participants may also be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can. Larger companies with substantial resources, brand recognition and sales channels may form consolidation and alliances with or acquire competing cybersecurity and application delivery solutions and emerge as significant competitors.

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

 The market for cybersecurity and application delivery solutions is characterized by rapid technological changes, driven primarily by accelerated digital transformation including work from home initiatives, a rapid shift to online business activity, increased migration to cloud environments and the introduction of interactive Gen AI technologies (LLM eco-system: transformers/embedding techniques) that enable adversaries to create focused exploits and faster time to launch cyber attacks. Such technological changes and transformations are accompanied by, in addition to a rapidly evolving and active cyber threat landscape that is accelerated by weaponized Gen AI tools, changes in networks infrastructure and topologies, applications architecture and infrastructure development methodologies and increasingly demanding compliance mandates. The challenges we face are centered around the timing and effectiveness of response and include:

•	increasing throughput, capacity, performance algorithmic coverage and efficiency of our core products, to cope with growing velocity and complexity of attacks;

•
adapting to fundamental changes in our customers’ data centers’ infrastructure and changes in the locations of applications and data by offering relevant solutions for multi-clouds and hybrid cloud environments;

•
offering new solutions to adapt to the changes in applications’ deployment frameworks, workflows and architectures, massive usage of Application Programming Interface (API) stacks, Account Takeover (ATO) and third-party attacks that require browser security presence, supply chain attacks and new edge delivery technologies in response to the rise of modern applications buildup and delivery requirements;

•
adapting to changes in the cyber threat landscape, by extending our security coverage to include client-side attacks, edge attacks, Domain Name System (DNS) attacks, API-level attacks,  cloud-native attacks (cloud access management and workloads), complex application-level attacks, such as Business Logic Attacks (BLA), ATO attacks, encrypted or Web Distributed Denial of Service (DDoS) attacks, usage of open source third-party attack libraries, and/or Gen AI, natural language processing (NLP) and automated attacks;

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

 Any errors, defects, or misconfigurations could cause our solutions to not meet specifications, be vulnerable to security attacks or fail to secure networks or applications, which could negatively impact customer operations and consequently harm our business and reputation. In addition, we may suffer significant adverse publicity and reputational harm and become subject to regulatory and litigation claims if our solutions are associated, or are believed to be associated with, or fail to reasonably protect against, a security attack or a breach at a high-profile customer, a significant customer base or a significant business partner. Many of our customers and business partners are themselves highly regulated entities, which may result in enhanced scrutiny of our security program and controls in the event of a significant cybersecurity incident. Moreover, any actual or perceived cyber-attack, other security breach, exposure or theft of our or our customers’ data, regardless of whether the breach or theft is attributable to the failure of our solutions, could:

•	adversely affect the market’s perception of our security solutions;

•	cause current or potential customers to look to our competitors for alternatives;

•	require us to expend significant financial resources to analyze, correct or eliminate any vulnerabilities; and

•	lead to investigations, litigation, fines and penalties, any of which could have a material adverse effect on our operations, financial condition and reputation.

 Cyber-attackers or other malicious actors are increasingly sophisticated, may be state actors or affiliated with organized crime, and may operate large-scale and complex automated attacks. In addition, the techniques they use to access or sabotage networks or applications or to disrupt operations (for example, via ransomware) change frequently and generally are not recognized until launched against a target. As a result, our solutions may be unable to anticipate these techniques and provide timely or effective protection to our end-users’ networks or applications, particularly due to the increased use by attackers of tools and techniques that are designed to circumvent security controls, to avoid detection and to remove or obfuscate evidence. The global marketplace also expects actors to increasingly develop innovative attack methodologies utilizing AI as well as new tools to identify and exploit vulnerabilities from both technical and social engineering perspectives. In addition, continued remote and hybrid working arrangements at our Company (and at many third-party providers), such as those that evolved during the COVID-19 pandemic and continued after the pandemic, also increase cybersecurity risks due to the challenges associated with managing remote computing assets and the security vulnerabilities that are present in many non-corporate and home networks. We may acquire companies or enter into information technology system integrations with companies that have cybersecurity vulnerabilities or unsophisticated security measures, which would expose us to increased risks. In addition, we cannot comprehensively identify all misconfigurations, “bugs” or vulnerabilities in proprietary or third-party systems or software used by our business, or guarantee that patches or compensating controls will be applied before vulnerabilities can be exploited by a threat actor. If we fail to identify and respond to new and increasingly complex methods of attack or to update our solutions to detect or prevent such threats in time to protect our end-users’ critical business data, the integrity of our solutions and reputation, as well as our business and operating results, could suffer.

 Furthermore, security breaches or defects in our solutions could result in loss or alteration of, or unauthorized access to, data of customers, employees, business partners and others, including personally identifiable information, as well as proprietary information belonging to our business such as trade secrets, and compromise our customers’ networks and applications that are secured by our physical and cloud solutions. Moreover, any use or integration of generative or other AI in our, or any third party’s, operations, products or services will pose new and/or unknown cybersecurity risks and challenges. AI tools and applications have created a new attack vector to infect unsuspecting users with malware, such as ransomware and data extraction routines.  If such a security breach results in the disruption or loss of availability, integrity or confidentiality of customers’ data, we could incur significant liability to our customers and to businesses or individuals whose information was being handled by our customers, in addition to liability imposed by regulatory agencies. There can be no assurance that limitation of liability, indemnification or other protective provisions that we attempt to include in our contracts would be applicable, enforceable or adequate in connection with a security breach, or would otherwise protect us from any such liabilities or damages with respect to any particular claim.

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

 We use AI Technologies that present regulatory, litigation, and reputational risks that could materially and adversely affect our business, financial condition and results of operations.

We use AI, Gen AI, machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models (collectively, “AI Technologies”) throughout our business, and are making significant investments in this area.

For example, we use AI Technologies to serve some of our cloud customers. There are significant risks involved in developing, maintaining and deploying AI Technologies.

In particular, if the models underlying our AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services and business, as well as our reputation, could suffer, or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

With respect to our products or services that incorporate AI Technologies, the market for such products and services is rapidly evolving. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. In addition, market acceptance and consumer perceptions of products and services that incorporate AI Technologies is uncertain. Our failure to successfully develop and commercialize our products or services involving AI Technologies could depress the market price of our ordinary shares and impair our ability to raise capital, expand our business, provide, improve and diversify our product offerings, efficiently manage our operating expenses; and respond effectively to competitive developments.

In particular, we are working to incorporate Gen AI into our solutions and internal business practices. There is a risk that Gen AI could produce inaccurate or misleading content or other discriminatory or unexpected results or behaviors, such as hallucinatory behavior that can generate irrelevant, nonsensical, or factually incorrect results, all of which could harm our reputation, business, or customer relationships. While we take measures designated to ensure the accuracy of such AI generated content, those measures may not always be successful, and in some cases, we may need to rely on end users to report such inaccuracies.

Further, if we are deemed to not have sufficient rights to the data we use to train our Gen AI, we may be subject to litigation by the owners of the content or other materials that comprise such data, similar to the litigation that is currently pending in various U.S. courts against other developers of Gen AI, and in which the outcome of such litigation is uncertain.

We may not be successful in our ongoing development and maintenance of these technologies in the face of novel and evolving technical, reputational and market factors. Our efforts to develop proprietary AI models could increase our operating costs. Our ability to develop proprietary AI models may be limited by our access to processing infrastructure or training data, and we may be dependent on third-party providers for such resources.

We face significant competition from other companies in our industry in relation to the development and deployment of AI Technologies. Those other companies may develop AI Technologies that are similar or superior to ours and/or are more cost-effective and/or quicker to develop, deploy and maintain. Any inability to develop, offer or deploy new AI Technologies as effectively, as quickly and/or as cost-efficiently as our competitors could have a materially adverse impact on our operating results, customer relationships and growth.

Further, our ability to continue to develop or use such technologies may be dependent on access to specific third-party software, services and infrastructure, such as processing hardware, and we cannot control the availability or pricing of such third-party software and infrastructure, especially in a highly competitive environment.

   We face risks related to the rapidly evolving regulatory framework for AI Technologies.

  The regulatory framework for AI Technologies is rapidly evolving as government bodies and agencies in many geographical jurisdictions have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations. Already, certain existing legal regimes (e.g., relating to data privacy) regulate certain aspects of AI technologies, and new laws regulating AI technologies have either entered into force in the United States, the EU, China and Israel or are expected to enter into force in 2025.

   For example, in Europe, on August 1, 2024, the EU Artificial Intelligence Act (the “EU AI Act”) entered into force, and establishes a comprehensive, risk-based governance framework for AI in the EU market.  It is possible that additional new laws and regulations will be adopted in the United States and other jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI technologies for our business, or require us to change the way we use AI technologies in a manner that negatively affects the performance of our products, services, and business and the way in which we use AI technologies. We may need to expend resources to adjust our products or services in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business and operating results.

  It is also possible that the AI technologies we use may, or may be viewed as, having unintended biases or discriminatory outcomes, exposing us to risks that we have discriminated against persons belonging to a protected class. Any resulting investigation or litigation could have an adverse impact on our results of operations due to the associated costs and any related fines, and could also have an adverse impact on our customer relationships.

   As a security provider, if our information technology systems and data, or those of our service providers and other contractors, are compromised by cyber-attackers or other malicious actors, or by a critical system failure, our reputation, financial condition and operating results could be materially adversely affected.

   We will not succeed with our application and network security solutions unless the marketplace is confident that we provide effective cybersecurity protection. We provide security solutions, and as a result, we have been, and continue to be, an attractive target of cyber-attacks and other security incidents, which we have experienced from time to time, that threaten the confidentiality, integrity and availability of our computer and information technology at our computer and information technology systems and network environment. We are subject to many different types of attacks, including, among others, malware, viruses and attachments to e-mails, web application attacks, DDoS attacks, and other disruptive activities of individuals or groups, all of which are designed to impede the performance of our solutions, penetrate our network security or the security of our cloud platform or our internal systems, misappropriate proprietary and other important data and personal information we process or maintain and/or cause other interruptions to our services. We and certain of our third-party providers regularly experience cyberattacks and other incidents, and we expect such attacks and incidents to continue in varying degrees. While to date no attacks or incidents have had a material impact on our operations or results, we cannot guarantee that material incidents will not occur in the future. We expect cyberattacks to accelerate on a global basis in both frequency and magnitude, as threat actors are increasingly sophisticated in using techniques and tools – including AI – that can circumvent controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact on our information technology systems, confidential information or business. Furthermore, third parties may attempt to illegally induce employees or customers into disclosing our proprietary information or otherwise compromising the security of our internal networks, systems or physical facilities in order to gain access to our data or our customers’ data.  An actual or perceived breach of security in our internal systems could adversely affect the integrity and market perception of our solutions. Furthermore, the costs to eliminate or address security threats and vulnerabilities before or after a cyber-security incident and any resulting regulatory or litigation actions could be significant.

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

Our products must interoperate with operating systems, software applications and hardware that are developed by others and if we are unable to devote the necessary resources to ensure that our products interoperate with such software and hardware, we may fail to increase, or we may lose market share and we may experience a weakening demand for our products.

   Our products must interoperate with our customers’ existing infrastructure, including their networks, servers, software and operating systems, which may be manufactured by a wide variety of vendors and original equipment manufacturers. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of software or hardware problems, whether caused by our products or another vendor’s products, may result in the delay or loss of market acceptance of our products. In addition, when new or updated versions of our end-customers’ software operating systems or applications are introduced, we must sometimes develop updated versions of our software so that our products will interoperate properly. We may not accomplish these development efforts quickly, cost-effectively or at all. These development efforts require capital investment and the devotion of engineering resources. If we fail to maintain compatibility with these applications, our end-customers may not be able to adequately utilize our products, and we may, among other consequences, fail to increase, or we may lose market share and experience a weakening in demand for our products, which would adversely affect our business, operating results and financial condition.

   Our global operations may expose us to additional risks.

   We currently offer our solutions in over 80 countries. For the years ended December 31, 2024 and 2023, our sales outside North, Central and South America represented approximately 57% and 60%, respectively, of our total sales. We also rely on third-party service providers around the world to supply physical hosting and cloud environments in order to deliver and support our cloud-based services. Our global business operations involve varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others: difficulties and costs of staffing and managing foreign operations; the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes in the interpretations thereof and reduced protection for intellectual property rights in some countries; partial or total expropriation; export duties and quotas; local tax exposure; economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate or public health concerns, such as the COVID-19 pandemic; differences in business practices; recessionary environments in multiple foreign markets; and damage to, or failure of, systems at third-party hosting facilities around the word resulting in outages or interruptions in our cloud-based services. We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results, and financial condition.

We have incurred net losses in the past and may incur losses in the future.

Although we reported net income in 2024, we incurred net losses during the years 2023 and 2022. Our ability to maintain or increase profitability in the future depends in part on the following factors: the economic health of the global economy, including geopolitical tensions; record levels of inflation and rising interest rates or a period of elevated interest rates; impacts from tariffs or other trade restrictions; the rate of growth of, and changes in technology trends in our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies and deliver new solutions in a timely manner; the competitive position of our products and services; the continued acceptance of our solutions by our customers and in the industries that we serve; and our ability to manage expenses. In the future, it may be necessary to undertake cost reduction initiatives to be profitable, which could lead to a deterioration of our competitive position. Any difficulties that we encounter as we reduce our costs could negatively impact our results of operations and cash flows. Our revenues may not increase or may grow at a lower rate than we have experienced in the past several years or may even decline, which would negatively impact our results of operations and cash flows. We cannot assure you that we will continue to be profitable.

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

A slowdown in the growth of the cybersecurity and application delivery solutions market would reduce our addressable market and solutions sales.

The cybersecurity and application delivery market in which we operate is rapidly evolving, and we cannot assure you that it will continue to develop and grow. In addition, we cannot assure you that our solutions and technology will keep pace with the changes to this market. Market acceptance of cybersecurity and application delivery solutions may be inhibited by, among other factors, a lack of anticipated congestion and strain on existing network infrastructures and the availability of alternative solutions. If demand for cybersecurity and application delivery solutions does not continue to grow, or grows at a slower pace than expected, we may not be able to sell enough of our solutions to maintain or increase our profitability.

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

Not all of our potential exposure to the effect of fluctuations in foreign currency exchange rates on our financial condition and results of operations is covered by the foreign currency hedging transactions we engage in from time to time. Furthermore, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuations in foreign currency exchange rates on such results. For a further discussion of the impact on currency exchange rates on our business, see Item 11 “Quantitative and Qualitative Disclosures About Market Risk.”

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

Furthermore, laws, regulations and industry standards are subject to constant and, at times, drastic changes that, particularly in the case of industry standards, may arrive with little or no notice, and these could either help or hurt the demand for our solutions. If we are unable to adapt our solutions to changing laws, regulations and industry standards in a timely manner, or if our solutions fail to assist our customers with their compliance initiatives, our customers may lose confidence in our solutions and could switch to competing solutions. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. These recent developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to or in the U.S. Such legal developments also cause us to look at our operations and review our data flows to ensure we can continue to meet clients’ increasing requests for data to remain in-country or in-region. At the same time, if, contrary to this trend, regulations and standards related to cybersecurity are changed in a manner that makes them less onerous, our customers may view government and industry regulatory compliance as less critical to their businesses, and our customers may purchase fewer of our solutions, or none at all. In either case, our sales and financial results would be negatively impacted and could be materially adversely affected.

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

The amount of goodwill and intangible assets on our consolidated balance sheets was, as of December 31, 2024, approximately $79.8 million, compared to $83.7 million as of December 31, 2023. We regularly review our intangible and tangible assets, including goodwill, for impairment. Goodwill is subject to impairment review at least annually, and other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing has led to, and may in the future lead to, significant impairment charges.

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

In recent years, we have seen changes in tax laws resulting in an increase in applicable tax rates, especially increased liabilities of corporations and limitations on the ability to benefit from strategic tax planning, with these laws particularly focused on international corporations. Such legislative changes in one or more jurisdictions in which we operate may have implications on our tax liability and may have a material adverse effect on our results of operations and financial condition.

Moreover, in 2015, the Organization for Economic Co-operation and Development (“OECD”) released various reports under its Base Erosion and Profit Shifting (“BEPS”) action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (“MLI”) which currently has been signed by over 100 jurisdictions, including Israel, who deposited its instrument of ratification to implement the MLI on September 13, 2018.

The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit” (“LOB”) rule and a “principal purposes test” (“PPT”) rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. In addition, the OECD has been working on proposals, commonly referred to as “BEPS 2.0,” which would make important changes to the international tax system, by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin  to the jurisdictions within which they carry on business (subject to threshold rules) and imposing a minimum  effective tax rate on certain multinational enterprises. The rules for a global minimum tax have been implemented in a number of jurisdictions with effect from 2024. There have been and are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation  of BEPS or BEPS 2.0. While certain BEPS initiatives are in the final stages of approval and/or implementation, we cannot comprehensively predict their outcome or what impact they will have on our tax obligations and operations or our financial statements, up to their final enactment in national and international legislation. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability or results of operations and could increase our administrative efforts.

The enactment of legislation changing the United States’ taxation of international business activities could materially impact our financial condition and results of operations.

Due to the expansion of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate, and adversely affect our financial condition and results of operations. For example, the recent Inflation Reduction Act enacted in the United States introduced, among other changes, a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations (which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates). Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business, results of operations, and financial condition. The U.S. government has imposed (in certain cases, subject to deferral) significant tariffs on imports from certain jurisdictions and indicated the likely imposition of or significant increases in tariffs on goods imported into the United States from many other jurisdictions in the future, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Further the U.S. presidential administration has indicated the intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped and we are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. In addition, the U.S. presidential administration has indicated that the United States may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear.  Further, other foreign governments may enact tax laws in response to any changes in the U.S. taxation of international business activities that could result in further changes to global taxation and materially affect our financial condition and results of operations. We are currently unable to predict whether these or other changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our consumers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

If we are unable to realize our investment objectives, our financial condition and results of operations may be adversely affected.

We maintain substantial balances of cash and liquid investments as strategic assets for purposes of acquisitions and general corporate purposes, including share repurchases. Our cash, cash equivalents, short- and long-term bank deposits and marketable securities totaled $419.7 million as of December 31, 2024, compared to $363.7 million as of December 31, 2023. The performance of the capital markets is the primary factor that affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly, including, without limitation, by rising levels of inflation and interest rates or a period of elevated interest rates.

Financial income is a component of our net income and the outlook for our financial income is dependent, in part, on the future direction of interest rates, exchange rates, the amount of any share repurchases or acquisitions that we make and the amount of cash flows from operations that are available for investment. For example, for the years ended December 31, 2024 and 2023, we had $16.6 million and $13.9 million, respectively, of net financial income, that was primarily derived from changes in foreign currency exchange rates and the value of our investments and interest income from our bank deposits. The performance of the capital markets affects the values of our funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns. Due to certain market developments, including investments’ rating downgrades, the fair value of these investments may decline. If market conditions continue to fluctuate, the fair value of our investments may be impacted accordingly. Although our investment guidelines stress diversification and capital preservation, our investments are subject to a variety of risks, including risks related to general economic conditions, interest rate fluctuations and market volatility.

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

In terms of credit risk, our investment portfolio policy is “buy and hold” while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate bonds and bank deposits. Although we believe that we generally adhere to conservative investment guidelines, if turmoil in the financial markets reoccurs in the future, it may result in impairments of the carrying value of our investment assets since we classify our investments in marketable securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income (loss) during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial condition and results. For example, if we had reported all the changes in the fair values of our investments into income (loss), our reported net income would have increased by $1.4 million during the year ended December 31, 2024, and our net loss would have decreased by $4.3 million during the year ended December 31, 2023. Any significant decline in our financial income or the value of our investments as a result of continued high interest rates, deterioration in the credit worthiness of the securities in which we have invested, general market conditions or other factors could have an adverse effect on our results of operations and financial condition.

Complications with the design or implementation of our new ERP system, or major disruptions or deficiencies of our other information technology systems, could adversely impact our business and operations.

We rely extensively on information systems and technology to manage our business and summarize operating results. We are in the process of implementing a new cloud-based global enterprise resource planning (“ERP”) system, which replaced our previous ERP system commencing in January 2025. The ERP system implementation process has required, and will continue to require, the investment of significant personnel and financial resources. We may not be able to successfully implement the ERP system without experiencing delays, increased costs and other difficulties. If we are unable to successfully implement the new ERP system as planned, our financial condition, results of operations and cash flows could be negatively impacted. Additionally, if we do not effectively implement the ERP system as planned or the ERP system does not operate as intended, our reporting timelines might be delayed, the effectiveness of our internal control over financial reporting could be adversely affected, and/or our ability to assess those controls adequately could be delayed. In addition, any major disruptions or deficiencies in the design and implementation of our other information technology systems, particularly those that impact our operations, could adversely affect our ability to run our business.

We rely on information technology systems to conduct our businesses, and failure to protect these systems against security breaches and otherwise to implement, integrate, upgrade and maintain such systems in working order could have a material adverse effect on our results of operations, cash flows or financial condition.

The efficient operation of our businesses depends on our computer hardware and software systems. For instance, we rely on information technology systems, including our new ERP system, to process customer orders and invoices, manage accounts receivable collections, manage accounts payable processes, track costs and operations, calculate revenues and expenses, monitor client relationships and accumulate financial results. Despite our implementation of industry-accepted security measures and technology, our information technology systems are vulnerable to, and have been in the past subject to, computer viruses, attempts to insert malicious codes, unauthorized access, phishing efforts, denial-of-service attacks and other cyber-attacks, and we expect to be subject to similar attacks in the future as such attacks become more sophisticated and frequent. A breach of our information technology systems could result in decreased performance, operational difficulties and increased costs, any of which could have a material adverse effect on our business and operating results.

Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries.

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

•
blocking sanctions against persons operating in the technology sector of the Russian economy, including companies providing or receiving goods or services related to the Russian technology sector, and financial institutions conducting or facilitating significant transactions involving such parties;

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

As the conflict in Ukraine continues, there can be no certainty regarding whether the governmental authorities in the United States, the European Union, the United Kingdom or other counties will impose additional sanctions, export controls or other measures targeting Russia, Belarus or other territories. Furthermore, in retaliation against new international sanctions and as part of measures to stabilize and support the volatile Russian financial and currency markets, the Russian authorities also imposed significant currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed various restrictions on transacting with non-Russian parties, banned exports of various products and imposed other economic and financial restrictions.

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

In each of 2024 and 2023, 3% of our total revenues were from sales to customers located in Russia. We continuously review and monitor our contractual relationships with suppliers and customers to establish whether any of them are the target of the applicable sanctions. In the event that we identify a party with which we have a business relationship that is the target of applicable sanctions, we would immediately activate a legal analysis of what gives rise to the business relationship, including any contract, to estimate the most appropriate course of action to comply with the sanction regulations, together with the impact of a contractual termination according to the applicable law, and then proceed as required by the regulatory authorities. However, given the range of possible outcomes, the full costs, burdens, and limitations on our and our customer’s and business partners’ businesses are currently unknown and may become significant.

Furthermore, even if an entity is not formally subject to sanctions, customers and business partners of such entity may decide to reevaluate or cancel projects with such entity for reputational or other reasons. As a result of the ongoing conflict in Ukraine, many U.S. and other multi-national businesses across a variety of industries, including consumer goods and retail, food, energy, finance, media and entertainment, tech, travel and logistics, manufacturing and others, have indefinitely suspended their operations and paused all commercial activities in Russia and Belarus.  Depending on the extent and breadth of sanctions, export controls and other measures that may be imposed in connection with the conflict in Ukraine, it is possible that our business, financial condition, and results of operations could be materially and adversely affected.

Finally, any deterioration in relations between Taiwan and China could lead to additional sanctions or export controls on China, on specific individuals or entities, or otherwise in the region which could impact our ability to sell to certain of our customers, source components from China or other impacted countries, or otherwise negatively impact our business.

Climate change may have an adverse impact on our business.

Global climate change may result in certain natural disasters occurring more frequently or with greater intensity, such as earthquakes, droughts, wildfires, storms, sea-level rise, and flooding, and many believe that the risks related to climate change are increasing in both impact and type of risk. While we do not believe there will be significant near-term impacts to our business and operations due to climate change, long-term impacts remain unknown. These include operational risks impacting, among other things, our supply chain, our personnel or electrical power availability from climate changed-related weather events as well as business and regulatory risks. For example, regulatory risks include changes in laws and regulations on climate change, which may increase our compliance costs and limit our ability to operate. Similarly, evolving customer and other stakeholder expectations and regulatory requirements to reduce carbon emissions could present a risk of loss of business if we are not able to meet those expectations or requirements.

Our disclosures and initiatives related to ESG matters expose us to numerous risks, including risks to our reputation, business, financial performance and growth.

There has been increasing public focus by investors, customers, employees, policymakers, environmental activists, the media and governmental and nongovernmental organizations, as well as other stakeholders, on a variety of ESG matters, which may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, and contracting), impact our reputation, or otherwise affect our business performance. As we identify ESG topics for voluntary disclosure, we have expanded and, in the future, may continue to expand, our voluntary disclosures in these areas. Statements about our ESG initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. As a result, we cannot guarantee that our approach will align with any particular stakeholder’s expectations or preferences. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our ESG goals on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected. In addition, this emphasis on ESG matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.

Moreover, various stakeholders have different, and at times conflicting expectations. If we do not meet the evolving and varied expectations of our stakeholders with respect to ESG-related matters, we could experience loss of customers or contracts, reputational harm, or other negative impacts on our business and results of operations. In addition, proponents and opponents of ESG matters are increasingly resorting to activism, including litigation, to advance their perspectives, which will be costly for us to address.

We have in the past, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition.

We have in the past, and may in the future, become subject to litigation or claims arising in or outside the ordinary course of business that could negatively affect our business operations and financial condition, including securities class actions and shareholder derivative actions, both of which are typically expensive to defend. Such claims and litigation proceedings may be brought by third parties, including our competitors, advisors, service providers, partners or collaborators, employees, shareholders, and governmental or regulatory bodies. Any claims and lawsuits, and the disposition of such claims and lawsuits, could be time-consuming and expensive to resolve, divert management attention and resources, and lead to attempts on the part of other parties to pursue similar claims. We may not be able to determine the amount of any potential losses and other costs we may incur due to the inherent uncertainties of litigation and settlement negotiations. In the event we are required or decide to pay amounts in connection with any claims or lawsuits, such amounts could be significant and could have a material adverse impact on our liquidity, business, financial condition and results of operations. In addition, depending on the nature and timing of any such dispute, a resolution of a legal matter could materially affect our future operating results, our cash flows or both. Additionally, we may be unable to maintain directors’ and officers’ liability insurance at satisfactory rates or adequate coverage amounts and may incur significant increases in insurance costs.

Risks Related to the Market for Our Ordinary Shares

The estate of the late Yehuda Zisapel, along with Nava Zisapel and Roy Zisapel, our President, Chief Executive Officer and a director, may exert significant influence in the election of our directors and over the outcome of other matters requiring shareholder approval.

As of March 21, 2025, the estate of the late Yehuda Zisapel beneficially owned approximately 2.47% of our outstanding ordinary shares, which is held in two equal parts by Roy Zisapel’s siblings (namely, Carmi Zisapel and Adi Zisapel); Nava Zisapel beneficially owned approximately 6.79% of our outstanding ordinary shares; and their son, Roy Zisapel (our President, Chief Executive Officer and a director), beneficially owned approximately 5.06% of our outstanding ordinary shares (which includes 1/3 of our outstanding ordinary shares of the estate of the late Yehuda Zisapel) (see Items 6.E “Share Ownership” and 7.A “Major Shareholders”). As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

Provisions of our Articles of Association and Israeli law as well as the terms of our equity incentive plan could delay, prevent or make a change of control of us more difficult or costly, which could depress the price of our ordinary shares.

The provisions in our Articles of Association relating to the election of our directors in three staggered classes, the submission of shareholder proposals for shareholder meetings and the quorum requirement for adjourned shareholder meetings may have the effect of delaying or making an unsolicited acquisition of our Company more difficult. Israeli corporate and tax laws, including the ability of our Board of Directors to adopt a shareholder rights plan without shareholder approval, may also have the effect of delaying, preventing or making an acquisition of us more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, an Israeli court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our Key Employee Share Incentive Plan (1997), as amended, or the Share Incentive Plan, provides that, in the event of a “Hostile Takeover” (which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares), the vesting of all or a portion of our outstanding equity awards will accelerate, unless otherwise determined by our Board of Directors (or a committee thereof). As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control over us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unwilling to do so because of these provisions.

Our share price has been volatile in the past and may be subject to volatility in the future.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2024, the lowest closing price of our share was $15.71, compared to the highest closing price of our share of $24.52 during the same year. The volatility of our share price may have a negative impact on our financial performance as a result of its negative impact on employee retention. Numerous factors, many of which are beyond our control, may cause the market price and trading volume of our ordinary shares to fluctuate significantly and decrease further, including:

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

For our taxable year ended December 31, 2024, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2024 and prior taxable years. The tests for determining PFIC status are applied annually, and require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, the aggregate value of our gross assets is likely to be determined in part by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years. U.S. shareholders should consult with their U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report titled Item 10.E “Taxation—United States Federal Income Tax Considerations.”

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

We are incorporated under Israeli law, and our principal offices and manufacturing and research and development facilities are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic, and security conditions in Israel and the surrounding region could directly affect our business, and our operations and financial results could be adversely affected in the event of any political instability, terrorism, armed conflicts, or other hostilities in the Middle East or Israel.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from Gaza and conducted a series of attacks on civilian and military targets. In response, Israel’s security cabinet declared war against Hamas, and later against Hezbollah. Hostilities subsequently escalated between Israel and a number of its other neighbors, including conflicts with Hezbollah along Israel’s northern border with Lebanon, with Iran and with the Houthi movement in Yemen, who both launched drone and missile attacks on military and civilian targets within Israel. In addition, the Houthi movement has disrupted international commerce by launching a number of attacks on commercial vessels traversing the Gulf of Aden and the Red Sea and, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting Syrian and Iranian military assets and infrastructure linked to Hezbollah and other Iranian-supported groups. While a ceasefire between Israel and Lebanon (with respect to Hezbollah) was recently announced, the recently announced ceasefire between Israel with Hamas did not last and hostilities could also break out in Lebanon, and it is possible that other ongoing conflicts in the region, including cyber attacks, will eventually escalate into a greater regional conflict, including the potential for war between Israel and Iran, and that other countries and non-state organizations will join or escalate their involvement in such hostilities.  Circumstances are evolving, and the intensity and duration of any regional hostilities is difficult to predict, as are their impacts on our business and operations. Prolonged and/or heightened instability could adversely impact our business, financial condition and results of operations in the future.

Furthermore, some of our officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army.  They may also be subject to being called to active duty at any time under emergency circumstances. For example, during 2024, in connection with the October 2023 war, approximately 3% of our total workforce was called to perform immediate military service, and additional employees may be called as these armed conflicts progress. Such employees may be absent for an extended period of time. Our operations could be disrupted by the absence, for a significant period, of one or more of these officers or other key employees due to military service, and any disruption in our operations could harm our business.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, including the October 2023 war, such as damages to our facilities resulting in the disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or will be adequate in the event we submit a claim. We could be adversely affected by any major hostilities, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel, or a significant increase in the rate of inflation. For example, in September 2024, in connection with the October 2023 war, Moody’s Investors Service (Moody’s) downgraded the Government of Israel’s foreign-currency and local-currency issuer ratings to BAA1 from A2, and in October 2024, S&P global downgraded Israel long-term ratings to A from A+. Other global rating agencies may take similar actions. Such downgrades might adversely affect the macroeconomic conditions in which we operate and also potentially deter foreign investment in Israel or Israeli companies, which may, among other things, hinder our ability to raise additional funds, if deemed necessary by our management and Board of Directors.

Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. In the past several years, and with greater intensity commencing with the October 2023 war, there have been increased efforts by activists, influenced by actions of international judicial bodies, to cause companies and consumers to boycott Israeli goods, services, and academic research or restrict business with Israel, which could affect business operations. Similarly, Israeli companies are limited in conducting business with entities from several countries. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our operating results, financial condition or the expansion of our business.

Finally, prior to the October 2023 war, the Israeli government pursued changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel, including by causing a downgrade to Israel’s sovereign credit rating and Israel’s international standing. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and Board of Directors.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws as well as a monetary or compensatory judgment in a non-civil matter, only if the following key conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment is enforceable under the laws of the State of Israel and its enforcement is not contrary to the law, public policy, security, or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

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

As of September 1, 1998, we established Radware Inc., our wholly owned subsidiary in the United States, which conducts the sales and marketing of our products and services primarily in the United States and Canada and is our authorized representative and agent in the United States. The principal offices of Radware Inc. are located at 575 Corporate Dr., Lobby 2, Mahwah, New Jersey 07430 and its telephone number is 201-512-9771. We also have several other wholly owned subsidiaries worldwide handling primarily local support and promotion activities.

In September 1999, we conducted the initial public offering of our ordinary shares that commenced trading on the Nasdaq.

In the past decade, we have made several acquisitions, including, most recently (February 2022), the acquisition of the technology and operations of DC Security Ltd. (previously known as SecurityDAM Ltd., or SecurityDAM), a related party and a cloud DDoS network operator that supplied us with scrubbing center services used for the provision of our cloud DDoS Protection Service.

Recent Major Business Developments

For recent major product activities, see Item 4.B “Business Overview—Our Solutions” under the captions “Recent Solution Offering Activities” and “Recent Partnerships Activities.”

For a discussion of our capital expenditures and divestitures, see Item 5.B “Liquidity and Capital Resources – Principal Capital Expenditures and Divestitures.”

B.          Business Overview

Overview

General

We are a provider application security and delivery solutions for multi-cloud environments. Our solutions secure the digital experience by providing infrastructure, application, and network protection and availability services to enterprises globally. Our solutions are deployed by, among others, enterprises, carriers, and cloud service providers.

Our solutions are offered in two main categories:

•	Products – We offer a range of cloud-based security as a service subscriptions, on-premises hardware and software products, and product subscriptions (or a combination of these) to our customers.

•	Services – We offer managed services, professional services, technical support and training and certification to our customers and partners.

The sections below provide an overview of our key solutions and services according to the above go-to-market targets.

Reportable Segments

In previous reporting periods (until December 31, 2022), we operated in one reportable segment. Commencing January 1, 2023, we have determined that the Company operates in two reportable segments:

•
Radware’s Core Business – this segment consists of our core business operations, including our cloud security as-a-service products, application and data centers security products and our application availability products; and

•
The Hawks’ Business – this segment consists of the operations of our two subsidiaries: SkyHawk (CNP) Security Ltd., or SkyHawk Security, which provides an agentless Cloud-native threat Detection and Response (CDR), combined with Cloud Infrastructure Entitlement Management (CIEM), Cloud Security Posture Management (CSPM) and Autonomous Purple Team for AWS Google Cloud and Azure, and EdgeHawk Security Ltd., or EdgeHawk, which is engaged in providing carrier security solutions by transforming routers and network nodes into security platforms. We refer to SkyHawk Security and EdgeHawk collectively as the “Hawks.”

While we transitioned into two reportable segments, we remain focused on the consolidated results as an important measure of performance.

For additional details regarding these two reportable segments, see Item 5.A – “Operating Results” and Notes 2ad and 15 to our consolidated financial statements included elsewhere in this annual report.

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

o
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

o
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

o
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

We offer several Add Ons to our Cloud DDoS Protection Service:

o
Cloud Web DDoS Protection. We offer our cloud customers an additional protection layer dedicated to detecting and mitigating sophisticated application-layer DDoS attacks. Our Cloud Web DDoS Protection uses advanced L7 behavioral-based detection and mitigation techniques to block sophisticated Web DDoS Tsunami attacks, offering protection against advanced HTTP/S floods that use randomization techniques to bypass traditional protections.

o
Cloud Firewall as a Service. Our Cloud Firewall-as-a-Service (FWaaS) provides a cloud-based network firewall solution that helps offload unwanted traffic before it reaches the organization’s network, thereby improving network efficiency and providing consistent protection for the entire network. With no appliance to manage and IP blocking at scale, the service helps organizations manage their traffic in a more efficient and less human-intensive manner.

o
Cloud Network Analytics. Our Cloud Network Analytics Service, part of our Cloud DDoS Protection Service, provides users with detailed, granular insight into network traffic, network services in use and much more. The network analytics service allows administrators to eliminate errors when planning network deployments and stay ahead of DDoS threats via early detection of network abuse and intrusion. The service is divided into a graphical representation of data; the filtering of capabilities and an investigation mode.

o
AI SOC Xpert DDoS. Our AI SOC Xpert empowers SOC teams by providing real-time detection and adaptive responses, significantly reducing the time and effort required to manage incidents. This service allows SOC teams to quickly identify and resolve issues, minimizing downtime and enhancing overall security posture. The intuitive AI assistant streamlines data access and decision-making, allowing teams to focus on strategic tasks rather than manual processes. By lowering operational costs and expediting onboarding, it ensures that SOC teams can operate more efficiently and effectively, improving their ability to protect the organization.

Our Cloud Application Protection Services

Our Web Application and API Protection (WAAP) suite is a one stop shop for organization’s application security needs, providing WAF, API Security, bot management, Layer 7 DDoS mitigation, account takeover (ATO) protection and client-side protection. Our Cloud Application Protection Services are offered in three service plans. Each plan is designed to cater to different cybersecurity needs and risk exposure, as well as different levels of managed services:

o
Standard Plan: Our Standard Plan offers the industry benchmark protection level. It includes our Cloud WAF, API protection, zero-day attack protection, Basic Bot Protection, and 1Gbps of network DDoS protection.

o
Advanced Plan: Our Advanced Plan offers advanced protection capabilities for those that want to ensure they are well protected from more sophisticated and unknown attacks. The plan includes, on top of the Standard Plan, our Advanced WAF with its path access protection engine that protects against more sophisticated unknown and zero-day attacks, AI-based Correlation Engine (Source Blocking), 10Gbps of network DDoS Protection, as well as JS supply chain mapping, monitoring, and attack detection for client-side protection. It also includes Radware’s intelligence feed – the ERT Active Attackers Feed (EAAF), and further support for onboarding and policy reviewing.

o
Complete Plan: Our Complete Plan provides a security blanket for the entire application environment. From client-side to server-side and everything in between. This plan includes everything the Advanced Plan has to offer, with the addition of our Bot Manager and its behavioral-based multi-layered detection and mitigation, automated API discovery and API security policy generation, real-time API Business Logic Attack Protection, and client-side protection enforcement.

We offer several Add Ons to our Cloud Application Protection Services:

o
Cloud Web DDoS Protection. We offer an additional protection layer dedicated to detecting and mitigating sophisticated application-layer DDoS attacks. Our Cloud Web DDoS Protection uses advanced L7 behavioral-based detection and mitigation techniques to block sophisticated Web DDoS Tsunami attacks, offering protection against advanced HTTP/S floods that use randomization techniques to bypass traditional protections.

o
CDN. For enterprises that wish to combine website delivery with their web application security, we offer a content delivery network (CDN) solution integrated directly into our Cloud Application Protection portal. Our CDN solution is based on the Amazon CloudFront CDN for a globally distributed footprint, enhanced performance, and DevOps-friendly usability.

o
PCI DSS 4 Compliance. In addition to the WAF and API protection against business logic attacks, which are necessary for PCI DSS 4 compliance and included in our Cloud Application Protection service plans, the PCI DSS 4 add-on offers customers extended, specific client-side protection controls as required by PCI DSS 4 Sections 6.4.3 and 11.6.1.

o
DNS as a Service (DNSaaS). Our DNSaaS provides comprehensive Domain Name System (DNS) management, which is essential for the seamless functioning of any online application. It's about safeguarding businesses’ digital presence and ensuring end-users a seamless experience.

o
Load Balancer as a Service. Our Load Balancer as a Service (LBaaS) complements cloud application protection services with improved SLA and scalability while maintaining high availability and protecting all origin sites. It provides Active/Active traffic and user load balancing between origin sites.

o
Threat Intelligence Service.  Our Threat Intelligence services shed light on why certain IPs are flagged, providing insights and context in real-time. The actionable intelligence allows organization to confidently assess threats, enable informed decisions and proactively defend against threats before they escalate. The Threat Intelligence Services key features include:

o	Actionable Data from Real Cyber Attacks

o	Research into any suspicious IP address with IP insights and Open Proxys and Malware Data

o	Reputation alert to ensure Network Security and Integrity by proactively informing of potential cyber-attacks originating from the organization's own network.

o	Seamless REST API Integration to any environment, existing security workflows and systems

     Our hardware and software products consist of the following key products:

o
DefensePro X Attack Mitigation Device. DefensePro® provides automated DDoS protection from fast-moving, high-volume, encrypted, or very-short-duration threats and is part of Radware’s attack mitigation solution. It defends against Internet of Things (IoT)-based, Burst, DNS and Transport Layer Security / Secure Sockets Layer (TLS/SSL) attacks to secure organizations against emerging network multi-vector attacks, ransom DDoS campaigns, IoT botnets, phantom floods, and other types of cyberattacks.

The DefensePro X lineup is combined with additional subscriptions for Network and Application protection:

o	Network Protection Subscription – Silver – includes ERT Security Update Subscription, ERT Active Attacker Feed (EAAF) and Location based mitigation (GeoIP) subscriptions.

o	Network Protection Subscription – Gold – includes, on top of the Silver subscription, also ERT under attack service.

o	Application Protection Subscription - provides advanced behavioral protection for encrypted flood attacks, TLS inspection, application aware protection and threat intelligence under attack.

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

•
Alteon Perform Package. For deployments requiring performance optimization, advanced application performance monitoring, global server load balancing, link load balancing, and automated/optimized ADC service operation. Provided on top of Alteon Deliver Package.

•
Alteon Secure Package. For applications that require our most advanced protections, including an embedded WAF module, authentication gateway, bot management, threat intelligence feeds (Emergency Response Team (ERT) Security Updates Service, ERT Active Attackers Feed, and ERT Location-based Mitigation), and SSL offloading from perimeter security devices (with its embedded SSL inspection module). Provided on top of Alteon Perform Package.

We offer Alteon with a Global Elastic Licensing (GEL) solution, a purchasing and deployment subscription that enables a high level of flexibility for ADC services across datacenters, private and public clouds. GEL enables dynamic ADC capacity allocation and the ability to move that capacity across environments, without having to invest separately in a dedicated ADC infrastructure for each and every location where an organization’s applications are deployed (e.g., on-premises, public cloud, etc.). This application delivery licensing model helps to eliminate planning risks in the purchase and deployment of ADC services, enabling continuous investment protection of the ADC infrastructure throughout its lifecycle duration.

o
Radware Kubernetes WAF. Radware Kubernetes WAF is a Web Application Firewall solution for continuous integration and continuous delivery (CI/CD) environments orchestrated by Kubernetes. Our Kubernetes WAF integrates with common software provisioning, testing and visibility tools in the CI/CD pipeline offering both IT security and DevOps personnel detailed insight down to the pod and container levels, and enables organizations to implement application and data security in on-premise and cloud-based implementations.

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

Cyber Controller supports several licenses according to each customer-managed environment and customer needs:

o
Cyber Controller Standard: Provides the network management tool and network monitoring tool for the Radware family of cybersecurity and application delivery solutions. It provides our customers immediate visibility to health, real-time status, performance and security of our products from one central, unified console. An analytics module provides an intuitive, customizable Graphical User Interface with granular forensic insights into application performance, denial-of-service and web application attacks.

o	Cyber Controller X: In addition to the “Standard” license features, provides the ability to manage the DefensePro X product line using the new Cyber Controller X stream.

o	Cyber Controller Plus: An add-on on top of either the “Standard” or “X” licenses, enabling orchestration, automation and out-of-path capabilities for attack life-cycle.

o
Cyber Controller MSSP Portal: the MSSP Portal is designed to help service providers to deliver cyber security services while simultaneously reducing Total Cost of Ownership (TCO) and Mean Time to Resolve (MTTR), and surpassing margin revenue targets. It provides end-customers with comprehensive insights into the status of their protected network, offering visibility into both peacetime and attack traffic. Additionally, our portal allows service providers to offer invaluable services such as self-operating capabilities to their customers, particularly for those with expertise in security operations. Leveraging the power of multitenancy, our MSSP portal enables service providers to efficiently manage multiple customers, ensuring seamless operations and optimal resource utilization.

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

Recent Solution Offering Activities

During 2024, our key solution offering activities consisted of the following:

•
We have announced a new threat intelligence service designed to help security operation center (SOC) teams, threat researchers, and incident responders enhance threat detection, identify compromised systems, and ultimately lower mean time to resolution (MTTR). The service, which is an expansion of our cloud security platform, offers them real-time intelligence and pre-emptive warnings about potential network attacks so they can make more informed decisions about application and data center threats.

•
We have introduced a new one-stop solution, called PCI DSS 4.0, to help organizations easily navigate and streamline the process in meeting the new application protection requirements, which went into effect on March 31, 2024 and will become mandatory beginning March 31, 2025 after a 12-month grace period. The new solution offers dedicated controls, extensive visibility, easy-to-access reports, and streamlined auditing.

•
We have launched our proprietary EPIC-AI solution, which adds multiple layers of AI-powered intelligence and capabilities across our application and network security solutions and services. EPIC-AI infuses advanced AI and Gen AI algorithms across Radware’s security solutions, designed to deliver precise, hands-free, consistent protections across cloud, on-prem, and hybrid environments. The AI-based innovations are designed to help organizations not only significantly improve real-time attack detection and mitigation, but also reduce MTTR, gain more control over their security, and protect their brands.

•
We have launched AI SOC Xpert, a new cloud security service that helps security operation centers (SOCs) manage DDoS and application security incidents, leveraging AI-based technology to reduce MTTR. Designed to instantly resolve incidents, the new technology provides SOC teams automated attack detection, immediate forensics data, and precisely tailored remediation plans that can be implemented by a click of a button. The AI SOC Xpert is an addition to our EPIC-AI™, which integrates Agentic-AI architecture and Gen AI algorithms across the customer’s cloud security platform.

•
We have enhanced our API Protection solution with a new AI-driven, auto-learning protection engine designed to immediately detect and mitigate business logic attacks. Working in real-time, the engine is designed to expose bad actors’ identities and automatically detect and block malicious API calls by continuously learning the application’s business logic. The solution offers organizations comprehensive coverage for the OWASP API 2023.

•
We have announced a new solution for private key protection, storage, and management called NoKey. The NoKey solution, which integrates with third-party hardware security modules (HSMs), enables customers to route encrypted traffic through Radware’s Cloud Application Protection Service without exposing or relinquishing control of their SSL keys. Customers have the flexibility to tailor and manage their private key storage to match their unique technology requirements, business priorities, and privacy needs, while benefiting from the scale and comprehensive protection of Radware’s solution.

•
We have introduced a new AI-powered, rule-free edition of our DNS DDoS Protection solution. Using our patented algorithms, the enhanced version is designed to automatically distinguish between legitimate and attack traffic and instantly adapt DDoS defenses based on the specific attacker. For DNS service providers or companies that host their own DNS services, this can significantly shorten time to resolution and reduce total cost of ownership when countering even the most sophisticated DNS DDoS attack campaigns.

•
We have expanded our cloud services to include a new Domain Name System as a Service (DNSaaS). The DNSaaS enables customers to benefit from exceptional reliability, comprehensive management tools, and advanced security measures, all designed to keep applications available, performant, and protected.

•
We have expanded our cloud application and network security services to include a new Radware Load Balancer as a Service and enhanced Cloud Network Analytics Service. The services are designed to help organizations optimize application management and performance as well as maximize network monitoring and visibility, even during peacetime.

•
We have introduced a new evolution of our Bot Manager, now equipped with AI-based protections. Designed to prioritize the end user experience and meet the needs of enterprise security teams, it mitigates a new generation of aggressive AI-driven, human-like bots without blocking legitimate users.

•
We have launched a new cloud security service center in Paris, France. The launch of the new facility extends our DDoS attack mitigation capacity to 15Tbps across a network of more than 50 cloud security service centers worldwide.

Our Competitive Strengths

Our solutions incorporate proprietary and innovative cybersecurity and application delivery technologies that help our customers to secure the digital experience for users of business-critical applications. We believe our competitive strengths are based on several elements, including the following:

•
Innovation, Proprietary Technologies, and Thought Leadership. We are offering innovative solutions in our domain. We were one of the first companies to offer hybrid attack mitigation solutions; behavioral DDoS attacks detection with automated real-time signature creation for attack mitigation; device fingerprinting technology implementation for Bot-based attacks detection; auto-policy generation for our WAF solution; protection against encrypted attacks without opening the sessions for DDoS protection; and AI to detect attacks targeting workloads in public clouds. We believe this has given us significant expertise, know-how, and leadership in the market for cyber-attack mitigation solutions, and we take part in many technology communities, standard organizations, and open source projects. At the same time, we continue to invest in research and development of cybersecurity and application delivery technologies in order to introduce new and innovative solutions, which are supported and protected by multiple patents and proprietary rights.

•
Automation. We are offering automated attack detection and mitigation solutions that reduce the total cost of ownership of cybersecurity solutions, including behavioral analysis technology to detect zero-day DDoS attacks; automated real-time signature creation for DDoS attacks mitigation; intent-based behavioral analysis and machine learning (or “ML”) models to detect automated Bot attacks; and machine learning (positive security model) to detect zero-day web application attacks.

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

•	Industry Awards. We gained multiple industry awards during 2024, including the following:

•	Quadrant Knowledge Solutions – 2024 DDoS Mitigation SPARK Matrix™ – Leader

•	Quadrant Knowledge Solutions – 2024 WAF SPARK Matrix™– Leader

•	Quadrant Knowledge Solutions – 2024 Bot Management SPARK Matrix™ – Leader

•	2024 KuppingerCole Leadership Compass Report for Web Application Firewalls (WAF) – Leader

•	IDC MarketScape: Worldwide Web Application and API Protection (WAAP) Enterprise Platforms 2024 Vendor Assessment – major player

•	Gartner Peer Insights: Voice of the Customer for Cloud Web Application and API Protection (WAAP) Report 2024 – Strong Performer

•	GigaOm Research – GigaOm Radar for Application and API Protection 2024 – Leader and Fast Mover

We are not responsible for the determinations of any of these awards or the entities or publications that award them.

Our Growth Strategy

Our growth strategy is based on several key elements:

•
Focus on cloud and application security. We aim to offer superior cloud services and application security solutions for our customers, and plan to continue to innovate and provide advanced security capabilities helping enterprises and businesses to keep up with emerging cyber threats and growing compliance and regulation requirements. We also offer managed services for our customers who lack security expertise in network and application security domains.

•
Increase our market footprint. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations with whom we wish to collaborate. To that end, we have already established strategic relationships with various third parties, including leading global-class partners, such as Cisco and Check Point, which provide critical access to certain large customers allowing us to sell our solutions. In addition, we intend to further increase our market footprint through collaboration with leading partners.

•
Expand our footprint in the medium sized enterprise market. The needs of the mid-market enterprises regarding the management of cybersecurity risks are substantially similar to the needs of the large enterprise market, but their capacity and access to skilled talent are more limited. We believe that our fully managed cloud security services can be a great fit for this market, and we intend to further expand our market footprint in this segment.

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

Marketing.  Our marketing strategy is to enhance brand recognition and maintain our reputation as a provider of technologically advanced, quality cybersecurity and application delivery solutions to help drive demand for our products and services.  We seek to build upon our marketing and branding efforts globally to achieve greater worldwide sales and leverage sophisticated digital platforms and activity to scale our presence globally. Our marketing initiatives are principally directed at developing brand awareness, optimizing our digital presence, searchability and awareness, generating qualified leads and providing sales and marketing tools to our distributors/resellers to promote sales. We participate in major trade shows and virtual events, regionally based events/seminars and offer support to our distributors and resellers who participate in these events. We also participate in our partners’ events, such as Cisco Live and Checkpoint Experience, to promote our solutions within their audiences. Additionally, we focus on our customer base to deliver an integrated Customer 360 experience including regular communications, facilitating support and training needs, maximizing customer lifetime value and developing customer advocacy. We also invest in online and search engine advertising campaigns, public relations, and regionalized field marketing campaigns. In addition to our independent marketing efforts, we invest in joint marketing efforts with our distributors, OEMs, VARs, GSIs, and other companies that have formed strategic alliances with us.

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

In 2024, approximately 43% of our revenues were in North, Central and South America (principally in the United States), 34% were in Europe, the Middle East and Africa (EMEA) and 23% in Asia-Pacific, compared to 40%, 37% and 23%, respectively, in 2023, and 42%, 36% and 22%, respectively, in 2022. Other than the United States, which accounted for 30% of our total revenues in 2024, no other single country accounted for more than 10% of our revenues for 2024, 2023, and 2022.

In 2024, approximately 57% of our revenues derived from product sales, and 43% derived from service sales, compared to 56% and 44%, respectively, in 2023 and 59% and 41%, respectively, in 2022.

In 2024, approximately 79% of our revenues derived from the enterprise market and 21% derived from the carrier market, compared to approximately 77% and 23%, respectively, in 2023, and 74% and 26%, respectively, in 2022.

As of December 31, 2024, 2023, and 2022, no single customer accounted for more than 10% of our revenues.

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

Customer Support Services

Our technical support team, which consisted of 369 employees worldwide as of December 31, 2024, supports our sales force during the sales process, assists our customers, resellers and distributors with the initial installation, set-up and ongoing support of our products, and trains them on how to best use our solutions. The technical support team also assists with service onboarding processes and provides training to end-users of our services. In addition, our technical team trains and certifies our distributors and resellers to provide limited technical support in each of the geographical areas in which our products are sold and is directly responsible for remote support. Our Certainty Support Program offerings allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third-party contractors.

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

As of December 31, 2024, our research and development staff consisted of 378 employees and 71 subcontractors. Research and development activities take place mainly at our facilities in Israel; Bangalore, India; Vancouver, Canada; and North Carolina, United States. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Application Security, Infrastructure Security, Application Delivery, Management and Control, Cloud Services, and Chief Technology Officer groups. Within those groups the organization is divided according to our existing product solutions.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms that are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to either the Chief Operating Officer or the Chief Technology Officer.

See also below under “Government Regulations – Israeli Innovation Authority.”

Manufacturing and Suppliers

Our quality assurance testing, final integration, packaging, and shipping operations as well as part of our final assembly activities are primarily performed at our facility in Jerusalem, Israel. All our products are Underwriters Laboratories (UL), conformité européenne (CE),  Federal Communications Commission (FCC) and ISO 9001:2008 compliant and some of them have also achieved industry certifications.

We rely to a large extent on third-party manufacturing vendors to provide our finished products. In this respect, these vendors primarily provide us with design and manufacturing assembly services in order to deliver the finished goods while we perform the final integration of the products. All components and subassemblies included in our products are supplied to the manufacturing vendors by several suppliers and subcontractors. Each of the manufacturing vendors monitors each stage of the components production process, including the selection of components and subassembly suppliers. Thereafter, each of the manufacturing vendors makes the final assembly in their own facility. Our primary manufacturing vendors are ISO 9001 certified, indicating that each of their manufacturing processes adheres to established quality standards.

We primarily rely on two ODMs to manufacture and to supply our hardware platforms. In 2024, approximately 60% of our direct product costs were from one of these vendors and 12% were from the other vendor. Additionally, we rely on two other vendors, which, together with the two ODMs noted above, made up 82% of our direct product costs in 2024.

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

We have registered trademarks for, among others, Radware®, Radware Logo:

®, OnDemand Switch®, Alteon®, APSolute®, LinkProof®, DefensePro®, SIPDirector®, AppDirector®, AppXcel®, AppXML®, AppWall®, APSolute Insite®, StringMatch Engine®, Web Server Director®, APSolute Vision®, vDirect®, Alteon VA®, AppShape®, DefenseFlow®, Virtual DefensePro®, Radware SecurPath®, VADI® (Virtual Application Delivery Infrastructure),  ShieldSquare® and the ShieldSquare Logo: ®, and we have non-registered trademarks for, among others, ADC-VX™, Inflight™, EPIC-AI™ and CyberStack™.  We own registered U.S. copyrights in all of our primary software product lines.

We have registered patents in the United States, Canada and other jurisdictions for, among others, our triangle redirection method used for the global load balancing in our AppDirector product; our mechanism for efficient management and optimization of multiple links used in our LinkProof product; our method for load balancing by global proximity used in our AppDirector product; our method for controlling traffic on links between autonomous Border Gateway Protocol (BGP) systems; the stateful distribution of copied SSL traffic; the transparent inspection of encrypted client traffic; the activation of multiple virtual services on a switching platform; the behavioral analysis and detection of zero-day and DDoS network attack patterns, including a revised and adaptive ways for improved real-time signatures (BDoS-X) and ongoing policies (Policy-X); a new method based on Quantiles for network edge DDoS and network anomalies protection in our DefensePro product; our new paraphrase-based algorithm for WebDDoS or Web floods and keyless HTTPS attack mitigation behavioral mechanisms in our DefensePro; our enhanced domain name service floods behavioral protection and UDP protections; our web and API application protection (including the business logic attacks), including our Bot Manager augmented by the new public identity and block-chain based methods for addressing  automated threats (for public-facing services) and advanced threats such as ATO attacks; our new client side protection to address sensitive PII leakage attacks resulting from untrusted third parties; our new AI/ML methods to address and automate analysis of our cloud WAF (CWAF) customer’s applications for proactive false-positive and false-negative service tuning, a geographically based traffic distribution; Zero-day attacks such as Log4j malicious strings, use of OpenAI-related APIs for embedding AI-assistance in various use-cases; a new SoC-X framework utilizing AI/LLM technologies supporting the ERT to understand and reduce drastically the MTTR of leaked attacks, which provides competitive advantage in the MSSP market; a generic proximity based site selection for global load balancing; an internal hardware connectivity plane architecture; a specific proximity-based site selection for global load balancing of HTTP transactions implemented in our Alteon products; and additional patents in the software-defined networking (SDN) field, around a new concept of cyber control and automation for our DefenseFlow product.

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

Competition

The cybersecurity and application delivery market is highly fragmented and competitive, and we expect competition to intensify in the future.

Our principal competitors are:

•	DDoS Mitigation: Akamai Technologies, Inc., or Akamai, Imperva Inc., or Imperva, Netscout Systems, Inc. and Cloudflare, Inc.

•	Web Application Firewalls and Bot Management: Akamai, Imperva, Cloudflare, Inc., F5 Networks, Inc., or F5, and AWS.

•	Application Delivery: F5, A10 Networks, Inc., and Citrix Systems, Inc.

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

We are seeing new types of competitors from within the public cloud providers – as more companies rely on these environments to host their services and applications, these vendors start providing cybersecurity solutions that are typically fairly basic and customized for their own environment.  As we see more and more companies relying on more than one public cloud vendor, we expect to see additional competitors and rapid evolution of solutions and offerings.

An increase in competition may lower prices and reduce demand and margins as well as increase costs associated with sales and marketing to maintain or increase market share; which, in turn, may impair our ability to increase profitability. Furthermore, the dynamic market environment poses a challenge in predicting market trends and expected growth. We believe that our products and services have several competitive advantages in performance and accuracy and that our future success will depend primarily on our continued ability to provide more technologically advanced and cost-effective application delivery and cybersecurity solutions, and more responsive customer service and support, than our competitors. However, we cannot assure you that all products and services we offer in our portfolio will compete successfully with similar competitor solutions. See also above under “Business Overview.”

Government Regulations

Data Privacy, Data Protection and AI Laws

Our activities in the cybersecurity market require that we comply with laws and regulations in the area of data privacy and data protection governing the collection, use, retention, sharing and security of personal data. For example, the GDPR and UK DP Laws (each as referenced above), include operational requirements for companies that receive or process personal data of residents of the European Union and the UK, and non-compliance could result in significant penalties. Many other countries in which we operate have their own data protection and data security laws that we need to comply with in collecting, utilizing, or otherwise processing personal data from our customers and/or visitors to their websites and others.

  In addition, our use of AI is facing increasing regulatory scrutiny (see the risk factor above titled “We face risks related to the rapidly evolving regulatory framework for AI Technologies.”).

Environmental and Security Management Regulations

Our activities in Europe require that we comply with European Union Directives with respect to product quality assurance standards and environmental standards. The Restriction of Hazardous Substances (RoHS) and RoHS II Directives require products sold in Europe to meet certain design specifications, which exclude the use of hazardous substances. Directive 2002/96/EC on Waste Electrical and Electronic Equipment (known as the “WEEE” Directive) requires producers of electrical and electronic equipment to register in different European countries and to provide collection and recycling facilities for used products. We believe we are currently in compliance with the RoHS and WEEE regulations, ISO 14001 standards (regarding Environmental Management Systems), ISO/IEC 27001:2013 and ISO 27032: 2012 standards (both in regard to Information Security Management System), ISO 28000 (Supply Chain Security management) and OHSAS 18001:2007 (Occupational Health and Safety Management).

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

In 2024, 2023, and 2022, we were qualified to participate in projects funded by the IIA to develop generic technology relevant to the development of our products. We were eligible to receive grants constituting between 30% and 55% of certain research and development expenses relating to these projects. The grants under these projects are not required to be repaid by way of royalties.

In addition, one of our Israeli subsidiaries received royalty-bearing grants from the IIA for an approved research and development project. The grants under this project are required to be repaid based on revenues from the sale of products incorporating or based upon know-how developed, in whole or in part with the grants. These grants amounted to $0.4 million for the year ended December 31, 2024.

Research and development grants deducted from research and development expenses, net amounted to $0.04 million, $0.4 million, and $1.35 million for the years ended December 31, 2024, 2023, and 2022, respectively.

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

Our most recent ESG Report is available at www.radware.com/corporategovernance (information contained on our website, including in our ESG report, is not incorporated herein by reference and shall not constitute part of this annual report).

Environmental

We aim to build a more sustainable world through the products, services, and solutions we offer and the way we operate. This means, among other things, that we aim to operate our business in a manner that meets or exceeds all environmental laws and compliance guidelines and strive to improve our environmental performance across our entire supply chain.

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

Social

We believe that the foundation of our success lies in our diverse, engaged, and motivated workforce, and we continuously advocate for our team by creating a work environment in which our employees can thrive in the spirit of productivity and development. This means, among other things, that we aim to operate our business in a manner that promotes a work environment that is free of discrimination on the basis of any protected characteristics and harassment and otherwise attends to our employees’ wellbeing.

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

•
Our corporate policy maintains zero tolerance for harassment, sexual harassment, and discrimination against individuals on the basis of any protected characteristics, and it imposes significant consequences for behavior deemed to create a hostile work environment. This is demonstrated by our Code of Conduct and Ethics as well as our Human Rights and Labor Standards Policy;

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

Governance

As part of our sustainable and other ESG operations policies, we aim to conduct our corporate governance and build corporate behavior mechanisms to align with the interest of all our stakeholders. This means, among other things, that we developed and strive to maintain a strong set of corporate values that will inspire ethical behavior across all decision-making processes, and a management and control system so that ethics and security issues are given their due weight. This includes the following highlights:

•
Corporate Governance and Board Practices: Our corporate governance policies and practices are designed to foster effective board oversight in service of the long-term interests of our shareholders. A majority of the members of our Board of Directors qualify as “independent directors” under the Nasdaq rules. The Audit and Compensation Committees of our Board of Directors, which are charged with significant functions in our risk oversight and compensation philosophy, respectively, both currently consist of three members, all of whom qualify as “independent directors” under the Nasdaq rules. For further details on our corporate governance, as well as our Board of Directors and its committees’ roles and practices, see Items 6.C “Board Practices” and 16G “Corporate Governance.”

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

Name of Subsidiary	Place of Incorporation
Radware Inc.	New Jersey, United States
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Kaalbi Technologies Limited Ltd.	India
Radware (India) Solutions Private Limited	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*	Israel
Radware Canada Holdings Inc.	Canada
Radware Iberia, S.L.U.	Spain
Edgehawk Security Ltd.	Israel
SkyHawk (CNP) Security Ltd.**	Israel
SkyHawk Security, Inc.***	Delaware, United States
CSR Cloud Security Ltd.	Israel
Radware (Colombia) S.A.S.	Colombia

* We own approximately 91.0% of this subsidiary, which ceased its activities in 2017.

** We own approximately 76.2% of this subsidiary.

*** Wholly-owned by SkyHawk (CNP) Security Ltd.

The late Yehuda Zisapel, one of our co-founders and shareholders, was the father of Roy Zisapel, our President, Chief Executive Officer and director.  Either the heirs of the late Yehuda Zisapel (namely, Roy Zisapel, Carmi Zisapel and Adi Zisapel, to which we sometime refer in this annual report as the heirs of the late Yehuda Zisapel), the heirs of his late brother, Zohar Zisapel (namely, Michael Zisapel and Klil Zisapel, to which we sometime refer in this annual report as the heirs of the late Zohar Zisapel), and Nava Zisapel, the mother of Roy Zisapel, or all of them together, are founders, directors and/or shareholders of several other companies which, together with our Company and our subsidiaries listed above, are known as the RAD-Bynet Group. These companies include, among others:

AB-NET Communications Ltd.
Binat Business Ltd.
BYNET Data
Communications Ltd.*
Bynet Data Centers Ltd.
CloudRide Ltd.*
BYNET Electronics Ltd.*
BYNET SEMECH (outsourcing) Ltd.*
Bynet Software Systems Ltd.
Bynet System Applications Ltd.*

Ceragon Networks Ltd. Internet Binat Ltd.* Packetlight Networks Ltd. RAD-Bynet Properties and Services (1981) Ltd.* Radbit Computers, Inc. RADCOM Ltd. RAD Data Communications Ltd.*	RADWIN Ltd. DC Protection Ltd. (previously known as SecurityDAM Ltd.)
*Denotes a RAD-Bynet Group company with which we currently transact business

The heirs of the late Yehuda Zisapel and the heirs of the late Zohar Zisapel also hold shares in Carteav Ltd., Tupaia Ltd. and Radiflow Ltd., start-up companies that are not considered part of the RAD-Bynet group.

The RAD-Bynet Group also includes several other holdings, real estate companies, and biotech and pharmaceutical companies, and the above list does not constitute a complete list of all entities within the RAD-Bynet Group or of all the holdings of the heirs of the late Yehuda Zisapel, the heirs of the late Zohar Zisapel and Nava Zisapel.

Members of the RAD-Bynet Group are actively engaged in designing, manufacturing, marketing, and supporting data communications products and services, none of which currently compete with our products. Some of the products of members of the RAD-Bynet Group are complementary to, and may be used in connection with, our products and services. See also Item 7.B “Related Party Transactions.”

D.          Property, Plants and Equipment

General. We operate from leased premises mainly in Tel Aviv, Jerusalem and Ramat Gan in Israel and New Jersey in the United States. We also lease premises in several locations in Europe, North America, South America and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $5.5 million in 2024.

We believe that the following offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 108,000 square feet of leased office space in Tel Aviv, Israel, in two buildings: one building, consisting of approximately 40,000 square feet, plus storage and parking space, and the second building, consisting of approximately 68,000 square feet, plus parking spaces. Both buildings have leases that expire in June 2030 (with one of the two buildings having a termination option by us in June 2025 by way of prior notice) and are leased from, among others, affiliated companies owned by the heirs of the late Yehuda Zisapel, Nava Zisapel and/or the heirs of the late Zohar Zisapel, as applicable. For more information, see Item 7.B “Related Party Transactions.”

In addition, we lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by the heirs of the late Yehuda Zisapel and Nava Zisapel. The lease expires in July 2025. We also lease approximately 15,000 square feet for manufacturing facilities in Jerusalem, Israel, from an affiliated company owned by the heirs of the late Yehuda Zisapel, Nava Zisapel and the heirs of the late Zohar Zisapel. The lease expires in August 2028. For more information, see Item 7.B “Related Party Transactions.”

We also lease approximately 6,620 square feet of space in Ramat Gan, for operations of one of our subsidiaries. The lease expires in September 2026.

Other locations. In the United States, we lease approximately 16,900 square feet of property in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space from a company controlled by the heirs of the late Yehuda Zisapel, Nava Zisapel and the heirs of the late Zohar Zisapel. The lease expires in December 2025. For more information, see Item 7.B “Related Party Transactions.”

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

A.          Operating Results

Overview

General

We are a provider of cybersecurity and application delivery solutions for cloud, on-premises, and SDDC. Our solutions secure the digital experience by providing infrastructure, application, and network protection and availability services to enterprises globally. Our solutions are deployed by, among others, enterprises, carriers, and cloud service providers.

We began sales in 1997, and currently have 28 local offices, subsidiaries or branches globally across Asia-Pacific, Europe, and North, Central and South America.

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

Most of our sales are through channels such as resellers and distributors. Our revenues are also attributed to geographic areas based on the location of the end-users.

In the years ended December 31, 2024, 2023, and 2022, revenues derived from sales of the Company’s products and product subscriptions constituted approximately 57%, 56%, and 59%, respectively, of our total revenues, with the remaining revenues being derived from services.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2024, 2023, and 2022, including the following tables, which present selected financial information in dollars and as a percentage of total revenues, are based upon our consolidated statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

The following table sets forth, for the periods indicated, certain financial data concerning our consolidated operating results:

	2024	2023	2022
	(US $ in thousands)
Revenues:
Products	$155,437	$145,541	$172,161
Services	119,443	115,751	121,265
	274,880	261,292	293,426
Cost of revenues:
Products	42,178	41,450	43,014
Services	11,074	10,260	10,870
	53,252	51,710	53,884

Gross profit	221,628	209,582	239,542
Operating expenses, net:
Research and development, net	74,723	82,617	86,562
Sales and marketing	122,450	126,237	126,533
General and administrative	28,342	32,408	29,786
Total operating expenses, net	225,515	241,262	242,881
Operating loss	(3,887)	(31,680)	(3,339)
Financial income, net	16,552	13,927	8,052
Income (loss) before taxes on income	12,665	(17,753)	4,713
Taxes on income	6,627	3,837	4,879
Net income (loss)	6.038	(21,590)	(166)

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of our total revenues:

	2024	2023	2022
Revenues:
Products	57%	56%	59%
Services	43	44	41
	100	100	100
Cost of Revenues:
Products	15	16	15
Services	4	4	4
	19	20	19

Gross profit	81	80	81
Operating expenses, net:
Research and development, net	27	32	30
Sales and marketing	45	48	43
General and administrative	10	12	10
Total operating expenses, net	82	92	83
Operating loss	(1)	(12)	(1)
Financial income, net	6	5	3
Income (loss) before taxes on income	5	(7)	2
Taxes on income	(2)	(1)	(2)
Net income (loss)	2%	(8)%	0%

Comparison of Years Ended December 31, 2024, 2023, and 2022.

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

The following table provides a breakdown of our consolidated revenues by type of revenues both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

(US$ in thousands, except percentages)	2024		2023		2022		% Change 2024 vs. 2023	% Change 2023 vs. 2022
Products	155,437	57%	145,541	56%	172,161	59%	7%	(15)%
Services	119,443	43%	115,751	44%	121,265	41%	3%	(5)%
Total	274,880	100%	261,292	100%	293,426	100%	5%	(11)%

The following table shows a breakdown of our consolidated revenues by geographical distribution both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

(US$ in thousands, except percentages)	2024		2023		2022		% Change 2024 vs. 2023	% Change 2023 vs. 2022
North, Central and SouthAmerica (principally the United States)(*)	117,740	43%	103,435	40%	123,947	42%	14%	(17)%
EMEA (Europe, the Middle East and Africa)	94,075	34%	96,488	37%	104,219	36%	(2)%	(7)%
Asia-Pacific	63,065	23%	61,369	23%	65,260	22%	3%	(6)%
Total	274,880	100%	261,292	100%	293,426	100%	5%	(11)%

(*) For the years ended December 31, 2024, 2023, and 2022, our revenues from the United States were $83.4 million, $73.0 million, and $94.0 million, respectively, representing 30%, 28%, and 32% of total revenues for these years, respectively.

Revenues in 2024 were $274.9 million compared with revenues of $261.3 million in 2023, an increase of 5%. The increase in revenue was primarily attributed to the growing demand for our cloud-based solutions, especially our cloud security products, the successful DefensePro X refresh, and the increased contribution from our OEM partnerships, fueling a growth in the Americas, where revenue increased 14% year-over-year.

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

In 2024, our product revenues were $155.5 million, an increase of 7% compared to $145.5 million in 2023. The increase in revenues is attributed primarily to an increase in our cloud DDoS protection and cloud application protection subscription products revenues, the growing demand for our cloud-based solutions, and an increase in our DefensePro X product revenues, primarily due to the successful DefensePro X refresh.

              In 2023, our product revenues were $145.5 million, a decrease of 15% compared to $172.2 million in 2022. The decline in revenues is attributed primarily to a decrease in our hardware-based products revenues, as the number of large deals in 2023 declined compared to 2022. Those large deals usually include significant hardware-based products revenues. Additionally, the increase in demand for our cloud-based solutions impacted our revenues from hardware-based products.

In 2024, our service revenues were $119.4 million, an increase of 3% compared to $115.8 million in 2023. The increase in service revenues was mainly attributed to the increase in revenues from support services for our on-premises devices and an increase in our managed services revenues.

In 2023, our service revenues were $115.8 million, a decrease of 5% compared to $121.3 million in 2022. The decrease in service revenues was mainly attributed to the decrease in service revenues derived from large deals and a decrease in revenues from support services for our on-premises devices, partially offset by an increase in service subscription revenues.

During 2024, our revenues from the enterprise market increased by 8% to $216.5 million from $201.2 million in 2023, and revenues from the carrier market decreased by 3% to $58.4 million from $60.1 million in 2023. During 2023, our revenues from the enterprise market decreased by 8% to $201.2 million from $218.0 million in 2022, and revenues from the carrier market decreased by 20% to $60.1 million from $75.4 million in 2022.

Our revenues in North, Central and South America increased in 2024 by 14% compared to 2023. Revenues in the Asia-Pacific region increased in 2024 by 3% compared to 2023. The growth in our North, Central and South America and Asia-Pacific regions revenues was mainly attributed to an increase in our cloud security subscription products revenues and our DefensePro X product revenues.  Revenues from the EMEA region decreased in 2024 by 2% compared to 2023. The decrease in our EMEA region was mainly attributed to a decrease in sales of our hardware-based products, partially offset by an increase in customer services revenues.

Our revenues in North, Central and South America decreased in 2023 by 17% compared to 2022. Revenues from the EMEA region decreased in 2023 by 7% compared to 2022. Revenues in the Asia-Pacific region decreased in 2023 by 6% compared to 2022. The declines in revenues were mainly attributed to decreases in sales of our hardware-based products as described above, and decreases in support services for our on-premises devices across all regions, partially offset by increases in our cloud and subscription revenues, mainly in the EMEA and Asia-Pacific regions.

Other than the United States, no other single country accounted for more than 10% of our revenues for each of the years ended December 31, 2024, 2023 and 2022.

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

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures and as a percentage of the relative product and services revenues:

(US$ in thousands, except percentages)	2024		2023		2022
Cost of Products	42,178	27.1%	41,450	28.5%	43,014	25.0%
Cost of Services	11,074	9.3%	10,260	8.9%	10,870	9.0%
Total	53,252	19.4%	51,710	19.8%	53,884	18.4%

Cost of products as a percentage of product revenues in 2024 was 27.1%, compared to 28.5% in 2023. Cost of products in both 2024 and 2023 included amortization of intangible assets of $4.0 million. Our cost of products as a percentage of product revenues, excluding amortization of intangible assets, represented approximately 24.6% of product revenues in 2024, compared to 25.7% in 2023. Excluding amortization of intangible assets, the decrease in cost of products as a percentage of product revenues was mainly attributed to the increase in our products revenues.

Cost of services as a percentage of service revenues in 2024 was 9.3% compared to 8.9% in 2023.

Cost of products as a percentage of product revenues in 2023 was 28.5%, compared to 25.0% in 2022. Cost of products in 2023 and 2022 included amortization of intangible assets of $4.0 million and $3.7 million, respectively. Our cost of products as a percentage of product revenues, excluding amortization of intangible assets, represented approximately 25.7% of product revenues in 2023, compared to 22.8% in 2022. Excluding amortization of intangible assets, the increase in cost of products as a percentage of product revenues was mainly attributed to the decrease in our products revenues.

Cost of services as a percentage of service revenues in 2023 was 8.9% compared to 9.0% in 2022.

Operating Expenses.

The following table sets forth a breakdown of our operating expenses, net for the periods indicated as well as the percentage change between such periods:

(US$ in thousands, except percentages)	2024	2023	2022	% Change 2024 vs. 2023	% Change 2023 vs. 2022
Research and development, net	$74,723	$82,617	$86,562	(10)%	(5)%
Sales and marketing	122,450	126,237	126,533	(3)%	0%
General and administrative	28,342	32,408	29,786	(13)%	9%
Total	$225,515	$241,262	$242,881	(7)%	(1)%

Our operating expenses decreased by 7% in 2024 to $225.5 million from $241.3 million in 2023. The decrease of $15.8 million was primarily attributed to  a decrease of $7.9 million in share-based compensation expenses and a decrease of $5.8 million in personnel costs and related expenses, mainly due to a decrease in average headcount compared to the previous year, partially offset by an increase in incentive commissions due to better sales performances in 2024, as well as a decrease of $1.1 million in fees paid to subcontractors and a decrease of $1.0 million in marketing costs.

Our operating expenses decreased by 1% in 2023 to $241.3 million from $242.9 million in 2022. The decrease of $1.6 million was primarily attributed to the decrease of $6.1 million in personnel costs and related expenses, mainly due to a decrease in average headcount compared to the previous year and a decrease in other salary related expenses, such as sales incentive commissions and a decrease of $2.2 million in fees paid to subcontractors. The decrease was partially offset by an increase of $6.5 million in share-based compensation expenses

Research and Development Expenses, Net.

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

R&D expenses, net, were $74.7 million in 2024, a decrease of $7.9 million, or 10%, compared with R&D expenses, net of $82.6 million in 2023. This decrease was primarily a result of: (1) a $5.2 million decrease in personnel costs, mainly due to a decrease in average headcount compared to the previous year, (2) a $1.1 million decrease in amounts paid to subcontractors, and (3) a decrease of $2.4 million in share-based compensation expenses (see also “Share-based compensation expenses” below), partially offset by a $0.7 million increase in hosting fees.

R&D expenses, net, were $82.6 million in 2023, a decrease of $3.9 million, or 5%, compared with R&D expenses, net of $86.6 million in 2022. This decrease was primarily a result of: (1) a $2.5 million decrease in personnel costs, mainly due to a decrease in average headcount compared to the previous year, and (2) a $2.2 million decrease in amounts paid to subcontractors, partially offset by a $1.2 million increase in share-based compensation expenses (see also “Share-based compensation expenses” below).

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

Sales and marketing expenses were $122.5 million in 2024, a decrease of $3.7 million, or 3%, compared with sales and marketing expenses of $126.2 million in 2023. This decrease was mainly related to a decrease of $1.0 million in personnel costs, due to a decrease in average headcount compared to the previous year, partially offset by an increase in sales incentive commissions, a decrease of $1.7 million in share-based compensation expenses (see also “Share-based compensation expenses” below) and a decrease of $1.0 million in marketing related costs.

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

General and administrative expenses were $28.3 million in 2024, a decrease of $4.1 million, or 13%, compared to a general and administrative expenses of $32.4 million in 2023. The decrease in general and administrative expenses in 2024 was primarily due to (1) a $3.8 million decrease in share-based compensation expenses (see also “Share-based compensation expenses” below), and (2) a decrease of $0.4 million related to revaluation of contingent consideration recorded as part of the acquisition of the business of SecurityDAM.

General and administrative expenses were $32.4 million in 2023, an increase of $2.6 million, or 9%, compared with general and administrative expenses of $29.8 million in 2022. The increase in general and administrative expenses in 2023 was primarily due to (1) a $4.0 million increase in share-based compensation expenses (see also “Share-based compensation expenses” below), and (2) an increase of $0.3 million related to revaluation of contingent consideration recorded as part of the acquisition of the business of SecurityDAM, partially offset by a $2.1 million decrease in professional services due to lower D&O insurance costs and one time transaction costs we recorded in 2022, as part of the acquisition of the business of SecurityDAM.

For a discussion of the impact of foreign currency fluctuations on our business, see Item 11 “Quantitative and Qualitative Disclosures about Market Risk.”

Share-based compensation expenses.

Our expenses also include the recognition of share-based compensation, which is allocated among cost of sales, research, and development expenses, sales and marketing expenses and general and administrative expenses, based on the division in which the recipient of the option grant is employed.  The share-based compensation is amortized to operating expenses over the requisite service period of the individual options.

The following tables summarize the share options and restricted share units (RSUs) that were granted during the years 2024, 2023, and 2022, and their weighted average grant-date fair value:

Share options:

	2024	2023	2022
Grants	299,856	331,899	250,284
Weighted-average grant-date fair value	6.11	5.48	6.77

RSUs:

	2024	2023	2022
Grants	1,517,180	1,390,718	1,947,499
Weighted-average grant-date fair value	21.49	15.82	21.31

Share-based compensation expenses in 2024 totaled $26.0 million, a decrease of $8.0 million, or 24%, compared with expenses of $34.0 million in 2023. The decrease in our share-based compensation expenses in 2024 was mainly due to RSU grants made at a lower weighted-average price granted towards the end of 2023, which resulted in recording lower expenses in 2024 and lower expenses from the equity-based grants made to our Chief Executive Officer during 2022.

Share-based compensation expenses in 2023 totaled $34.0 million, an increase of $6.6 million, or 24%, compared with expenses of $27.4 million in 2022. The increase in our share-based compensation expenses in 2023 was primarily due to equity-based grants made to our Chief Executive Officer during 2022 and certain equity-based grants made to employees of Skyhawk Security, our majority-owned subsidiary, during the last quarter of 2022, which resulted in recording higher expenses in 2023.

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

Financial income, net was $16.6 million in 2024, compared with $13.9 million in 2023. The net increase of $2.7 million was primarily due to higher average interest rates on our bank deposits, which resulted in a $3.9 million increase in interest income and gains from our investments and bank deposits, partially offset by a $1.4 million decrease in foreign currency exchange gains, mainly due to revaluation of balance sheet items stated in foreign currencies.

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

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2024, 2023, and 2022 tax years. We elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment, 1959 (the “Investments Law”) as of the 2014 tax year. The election is irrevocable. Under the Preferred Enterprise regime, a preferred income of an enterprise located in the center of Israel is subject to a tax rate of 16%. Pursuant to Amendment 73 to the Investments Law adopted in 2017, a company located in the center of Israel that meets the conditions for “Preferred Technological Enterprises” is subject to a tax rate of 12%. We believe we meet those conditions.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

In 2024, we recorded pre-tax income of $12.7 million as compared to pre-tax loss of $17.8 million in 2023, and our tax expenses were $6.6 million in 2024, an increase of $2.8 million, or 73%, compared with tax expenses of $3.8 million in 2023. The increase in tax expenses was mainly attributed to the increase in our pre-tax income compared to the previous year and to an increase in our uncertain tax positions provision.

In 2023, we recorded pre-tax loss of $17.8 million as compared to pre-tax income of $4.7 million in 2022, and our tax expenses were $3.8 million in 2023, a decrease of $1.1 million, or 21%, compared with tax expenses of $4.9 million in 2022. The decrease was mainly attributed to the decrease in our pre-tax income (loss) compared to the previous year and to a decrease in our uncertain tax positions provision.

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

Reportable Segments

In previous reporting periods (until December 31, 2022), we operated in one reportable segment. Commencing January 1, 2023, we have determined that the Company operates in two reportable segments:

•
Radware’s Core Business – this segment consists of our core business operations, including our cloud security as-a-service products, application and data centers security products and our application availability products; and

•
The Hawks’ Business – this segment consists of the operations of our two subsidiaries: SkyHawk Security, a spinoff of our former cloud native protector business, which now provides an agentless Cloud-native threat Detection and Response (CDR), combined with Cloud Infrastructure Entitlement Manage (CIEM), Cloud Security Posture Management CSPM and Autonomous Purple Team for AWS Google Cloud and Azure, and EdgeHawk, which is engaged in transforming routers and network nodes into security platforms.

The following tables set forth, for the periods indicated, certain financial data concerning our reportable segments (U.S. dollars in thousands):

	Year ended December 31, 2024
	Radware Core	Hawks	Total

Revenues	$274,384	$496	$274,880

Operating income (loss)	$9,749	$(13,636)	$(3,887)

	Year ended December 31, 2023
	Radware Core	Hawks	Total

Revenues	$260,322	$970	$261,292

Operating loss	$(16,802)	$(14,878)	$(31,680)

	Year ended December 31, 2022
	Radware Core	Hawks	Total

Revenues	$290,408	$3,018	$293,426

Operating income (loss)	$8,416	$(11,755)	$(3,339)

Revenues of the Hawks’ reportable segment were immaterial during the years ended December 31, 2022 through December 31, 2024; therefore, there is no separate discussion about revenues of each segment during those years. For a discussion about the revenues on a consolidated basis, see Item 5.A “Operating Results.”

Operating expenses of the Hawks’ business consist primarily of salaries and related personnel expenses, costs of subcontractors, agent fees and share-based compensation expenses.

Operating loss of the Hawks’ business was $13.6 million in 2024, $14.9 million in 2023 and $11.8 million in 2022.

The decrease of $1.3 million in the operating loss of the Hawks’ segment in 2024 compared to 2023 was primarily a result of a decrease of $1.3 million in the share-based compensation expenses and a decrease of $0.5 million in costs of subcontractors and agents. The decrease in expenses was partially offset by a decrease of $0.5 million in the segment’s revenues.

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

The operating income of the Radware core business segment was $9.7 million in 2024, compared to operating loss of $16.8 million in 2023 and operating income of $8.4 million in 2022.

The change of $26.5 million in the operating income (loss) in 2024 compared to 2023 was primarily a result of the increase of $14.1 million in the Radware core segment’s revenues, and a $5.1 million decrease in salaries and related personnel costs, mainly due to the decrease in average headcount compared to the previous year, and a decrease of $6.7 million in share-based compensation expenses, mainly due to RSU grants made at a lower weighted-average price granted towards the end of 2023, which resulted in lower expenses in 2024, and lower expenses from the equity-based grants made to our Chief Executive Officer during 2022.

The operating loss of the Radware core business segment was $16.8 million in 2023, compared to operating income of $8.4 million in 2022.

The change of $25.2 million in the operating income (loss) in 2023 compared to 2022 was primarily a result of the decrease of $30.1 million in the Radware core segment’s revenues. This was partially offset by a decrease of $2.5 million in cost of sales and a $2.5 million decrease in salaries and related personnel costs, mainly due to the decrease in average headcount compared to the previous year.

For additional details regarding these two reportable segments, see below and Notes 2ad and 15 to our consolidated financial statements included elsewhere in this annual report.

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

Impact of Governmental Policies

For information on the impact of governmental policies on our operations, see Item 4.B “Business Overview—Government Regulations,” Item 3.D “Risk Factors—Laws, regulations and industry standards affecting our business are evolving, and unfavorable changes could harm our business,” and Item 3.D “Risk Factors—Risks Related to Operations in Israel.”

Impact of Ukraine-Russia and Israel-Hamas Military Conflicts

Following Russia’s military conflict in Ukraine, the United States and other countries launched economic sanctions and severe export control restrictions against Russia and Belarus, and the United States and other countries could launch wider sanctions and export restrictions and take other actions should the conflict further escalate. For information on the possible adverse impact of the Russia-Ukraine conflict, see Item 3.D “Risk Factors—Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries.”

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from Gaza and conducted a series of attacks on civilian and military targets. In response, Israel’s security cabinet declared war against Hamas, and later against Hezbollah. Hostilities subsequently escalated between Israel and a number of its other neighbors, including conflicts with Hezbollah along Israel’s northern border with Lebanon, with Iran and with the Houthi movement in Yemen, who both launched drone and missile attacks on military and civilian targets within Israel. In addition, the Houthi movement has disrupted international commerce by launching a number of attacks on commercial vessels traversing the Gulf of Aden and the Red Sea and, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting Syrian and Iranian military assets and infrastructure linked to Hezbollah and other Iranian-supported groups. These armed conflicts may further escalate into a greater regional conflict and could adversely affect our business, operations and financial results. However, to date, we have not experienced any major interruption or material adverse impact on our business activities. For information on the possible adverse impact of the state of war declared in Israel in October 2023, see Item 3.D Risk Factors—“Political, economic and military instability in the Middle East or Israel, including the state of war declared in Israel in October 2023, may harm our business.”

Related Parties

We have entered into a number of agreements for the lease of real property and the purchase of certain products and services from certain companies, of which the heirs of the late Yehuda Zisapel, the heirs of the late Zohar Zisapel, and/or Nava Zisapel are co-founders, directors and/or shareholders, which form part of the RAD-Bynet Group. In February 2022, we also acquired the technology and operations of one of these RAD-Bynet Group entities, SecurityDAM. The heirs of the late Yehuda Zisapel, including his son, Roy Zisapel, our President and Chief Executive Officer and a director, hold all of the outstanding shares of SecurityDAM. Roy Zisapel also serves as a director of RAD Data Communications Ltd., Bynet Electronics Ltd., AB-NET Communications Ltd. and its wholly owned subsidiary, Bynet Data Centers Ltd., Bynet Data Communications Ltd. (and its wholly owned subsidiary RAD Negev Ltd.), and other companies in the RAD-Bynet Group.

We believe that the terms of the transactions in which we have entered with these member entities of the RAD-Bynet Group are not different in any material respect from terms we could obtain from unaffiliated third parties and are beneficial to us and no less favorable to us than terms that might be available to us from unaffiliated third parties. The pricing of the transactions was determined based on negotiations between the parties. Members of our management reviewed the pricing of the agreements and confirmed that they were not different in any material respect than that which could have been obtained from unaffiliated third parties.

For more details about these transactions, see below under Item 7.B “Related Party Transactions.”

B.          Liquidity and Capital Resources

General

In the past several years, we have financed our operations primarily through cash generated by operations.

The total Radware Ltd. shareholders’ equity as a percentage of its total assets was 51% on December 31, 2024, compared with 50% on December 31, 2023 and 52% on December 31, 2022.

Cash and cash equivalents, short- and long-term bank deposits and short- and long-term marketable securities were $419.7 million on December 31, 2024, compared with $363.7 million and $432.0 million on December 31, 2023 and 2022, respectively.

Principal Capital Expenditures and Divestitures

Capital expenditures were $5.3 million, $5.4 million, and $8.8 million for the years ended December 31, 2024, 2023, and 2022, respectively. These expenditures were mainly comprised of investments in computers and peripheral equipment, lab equipment and testing tools, office furniture and equipment and leasehold improvements.

In 2025, we anticipate that the majority of our capital expenditures will be primarily for additional infrastructure to support our cloud-based solutions and for R&D testing, lab equipment and computers.

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

Working Capital and Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing, and financing activities for the periods presented (dollars in thousands(:

	2024	2023	2022
Net cash provided by (used in) operating activities	$71,609	$(3,500)	$32,148
Net cash provided by (used in) investing activities	(39,520)	92,779	(56,018)
Net cash used in financing activities	(3,913)	(64,926)	(22,458)

Net cash provided by (used in) operating activities for 2024, 2023 and 2023 was $71.6 million, $(3.5) million, and $32.1 million, respectively. Our net income (loss) in 2024, 2023, and 2022 was $6.0 million, $(21.6) million, and $(0.2) million, respectively.

Net cash provided by operating activities was $71.6 million for the year ended December 31, 2024, compared to net cash used in operating activities of $3.5 million for the year ended December 31, 2023. The change resulted primarily from an increase of $27.6 million in net income, an increase of $14.7 million in other payables and accrued expenses, an increase of $20.5 million in deferred revenues, an increase of $6.6 million in accrued interest on bank deposits, an increase of $5.6 million in inventories, an increase of $3.4 million in trade payables, and a $6.0 million increase in trade receivables. These increases were partially offset by a decrease of $8.0 million in share-based compensation and a $2.2 million decrease in amortization of premium, accretion of discounts and accrued interest on marketable securities.

Net cash used in operating activities was $3.5 million for the year ended December 31, 2023, compared to net cash provided by operating activities of $32.1 million for the year ended December 31, 2022. The change resulted primarily from an increase in our net loss of $21.4 million, a decrease of $0.8 million in accrued interest on bank deposits, a decrease of $28.4 million in deferred revenues, a decrease of $4.3 million in inventories, and a decrease of $4.3 million in trade payables. These decreases were partially offset by an increase of $12.6 million in other payables and accrued expenses, an increase of $6.7 million in share-based compensation, an increase of $0.6 million in other assets and prepaid expenses, and a $2.0 million increase in trade receivables.

Net cash used in investing activities was $39.5 million for the year ended December 31, 2024, compared to net cash provided by investing activities of $92.8 million for the year ended December 31, 2023. The change was primarily due to a net increase of $134.1 million in investments in short-term, long-term and other deposits.

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

Net cash used in financing activities was $3.9 million for the year ended December 31, 2024, a decrease of $61.0 million compared to net cash used in financing activities of $64.9 million for the year ended December 31, 2023. The decrease in net cash used in financing activities was mainly attributed to the decrease of $62.4 million in repurchase of our ordinary shares, partially offset by a $1.0 million increase in the contingent consideration paid to SecurityDAM.

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

Cash and Cash Equivalents

As of December 31, 2024, we had cash and cash equivalents, including short- and long-term bank deposits and short- and long-term marketable securities, of $419.7 million, compared to $363.7 million as of December 31, 2023 and $432.0 million as of December 31, 2022. As of December 31, 2024, all of our short- and long-term bank deposits were deposited in Israel with major Israeli banks, which are all rated AAA, as determined by S&P’s Maalot. As of December 31, 2024, the longest contractual duration of any of our bank deposits was 3.0 years, the weighted-average duration of our deposits was 1.44 years, and the weighted average time to maturity was 1.12 years.

Our marketable securities portfolio includes investments in debt securities of corporations, debt securities of U.S. government and in foreign banks and government debentures. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States.  As of December 31, 2024, 94% of our marketable securities portfolio was invested in debt securities of corporations, 4% in debt securities of the U.S. government and 2% in financial institutions. From a geographic perspective, 87% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 4% was invested in debt securities of European issuers and 9% was invested in debt securities of other geographic-located issuers. As of December 31, 2024, 90% of our marketable securities portfolio was rated A- or higher and 10% was rated BBB or BBB+, as determined by S&P.

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

Other Material Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2024 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due by Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year*	1-3 years	3-5 years	More than 5 years
Operating leases (1)	19,540	5,029	7,558	5,690	1,263
Total contractual cash obligations (2)	19,540	5,029	7,558	5,690	1,263

* Become due during 2025.

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2025 to 2030, although certain of our leases have renewal options.

(2) Severance payments of $4.3 million are payable only upon termination, retirement, or death of the respective employee, and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(x) of our consolidated financial statements.

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

C.          Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2024, we had 378 employees and 71 subcontractors engaged primarily in research and development activities, compared to 408 employees and 71 subcontractors at the end of 2023, and 419 employees and 75 subcontractors at the end of 2022. For a further discussion of research and development, see Item 5.A “Operating Results.”

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

•
Datacenter architecture is changing. Datacenter architecture is changing to include various models such as a physical datacenter, a virtual datacenter, a software defined datacenter, and private or public cloud. New emerging edge clouds, new AI-datacenters processing AI-enabled front-ends, coupled with the emerging 5G breakouts and SD-WAN, will enable enterprises to effectively leverage cloud-native services and edge computing services. Many organizations use a mixed infrastructure that includes a combination of one or more of the above and therefore require broader overarching protection that encompasses both the datacenter and multi-cloud-based applications. In addition, this mixed environment often involves multiple vendors and creates challenges in IT staffing and operational costs, which increase the needs for hybrid cloud services, managed “single pane of glass” style security services and modern automated data center technologies.

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

•
Organizations’ attack surfaces are increasing due to a changing economy. This was caused by a combination of two forces. First, working from home, primarily due to the restraints associated with COVID-19, required organizations to enable remote access to applications and services that were previously not exposed. The second wave of remote and automated trade is boosted mainly by the “API economy” (a term used to describe that all of the enterprise communication is built on top of the APIs and all platforms expose the APIs to exchange data, thereby exposing them to cyber attacks) where both B2B and B2C transactions are using machines for trade automations. This eliminated the traditional network perimeter, and now, even after The World Health Organization determined that COVID-19 no longer fit the definition of a public health emergency, every home computer or mobile device has become the new perimeter. Second, an increase in the online consumption of goods has accelerated organizations’ digital transformation and migration to the cloud. The result is more opportunities for attackers to leverage the increased attack surface.

•
Increasing complexity and intensity of security threats, including in view of AI-weaponized attacks. The increasing complexity and intensity of the security threats landscape requires expertise in identifying the attacks and state-of-the-art security to mitigate the attacks and safeguard the assets. Attack delivery is aided by the growing presence of connected devices (IoT), which increases the threat surface against any kind of infrastructure, as well as traffic encryption (dark data) assisting in hiding attacks. We have also observed a new generation of availability attacks against application infrastructure utilizing new generation of Web/L7 DDoS tools that aim to evade all network DDoS/L3-4 protections. Furthermore, attack tools are increasingly available to all through the dark net and becoming more sophisticated as hackers use automation and weaponize AI. Increasing focus is currently centered around the new opportunities of weaponizing AI enabled by OpenAI. This leads to ever morphing and scalable attack vectors at all levels, from volumetric botnets through web and API-centric attacks, as well as new attack surfaces that utilize Kubernetes-platforms (container orchestration platform of choice). The mass amount of uncontrolled IoT devices and cloud hosting opens the door for a new generation of botnets and automated bots that are hard to classify and block. Most organizations are not able to keep up with these developments with their internal cybersecurity resources and seek managed security services.

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

•
Israel-Hamas and Ukraine-Russia Military Conflicts. The state of war declared in Israel in October 2023 (see the risk factor titled “Political, economic and military instability in the Middle East or Israel, including the state of war declared in Israel in October 2023, may harm our business”) and the Russia-Ukraine war (see the risk factor titled “Our business may be affected by sanctions, export controls and similar measures targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries”).

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

State of War in Israel Update

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from Gaza and conducted a series of attacks on civilian and military targets. In response, Israel’s security cabinet declared war against Hamas, and later against Hezbollah. Hostilities subsequently escalated between Israel and a number of its other neighbors, including conflicts with Hezbollah along Israel’s northern border with Lebanon, with Iran and with the Houthi movement in Yemen, who both launched drone and missile attacks on military and civilian targets within Israel. In addition, the Houthi movement has disrupted international commerce by launching a number of attacks on commercial vessels traversing the Gulf of Aden and the Red Sea and, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting Syrian and Iranian military assets and infrastructure linked to Hezbollah and other Iranian-supported groups. While a ceasefire between Israel and Lebanon (with respect to Hezbollah) was recently announced, the recently announced ceasefire between Israel with Hamas did not last and hostilities could also break out  in Lebanon and it is possible that other ongoing conflicts in the region, including cyber attacks, will eventually escalate into a greater regional conflict, including the potential for war between Israel and Iran, and that other countries and non-state organizations will join or escalate their involvement in such hostilities.  Circumstances are evolving, and the intensity and duration of any regional hostilities is difficult to predict, as are their impacts on our business and operations. Prolonged and/or heightened instability could adversely impact our business, financial condition and results of operations in the future.

We could be adversely affected by any major hostilities, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel, or a significant increase in the rate of inflation. For example, in September 2024, in connection with the October 2023 war, Moody’s Investors Service (Moody’s) downgraded the Government of Israel’s foreign-currency and local-currency issuer ratings to BAA1 from A2, and in October 2024, S&P global downgraded Israel long-term ratings to A from A+ Other global rating agencies may take similar actions. Such downgrades might adversely affect the macroeconomic conditions in which we operate and also potentially deter foreign investment in Israel or Israeli companies, which may, among other things, hinder our ability to raise additional funds, if deemed necessary by our management and Board of Directors.

Furthermore, some neighboring countries, as well as certain companies, organizations and movements, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. In the past several years, and with greater intensity commencing with the October 2023 war, there have been increased efforts by activists, influenced by actions of international judicial bodies, to cause companies and consumers to boycott Israeli goods, services, and academic research or restrict business with Israel, which could affect business operations. Similarly, Israeli companies are limited in conducting business with entities from several countries. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on our operating results, financial condition or the expansion of our business.

In addition, some of our officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army. They may also be subject to being called to active duty at any time under emergency circumstances. For example, in connection with the state of war declared in Israel in October 2023, certain of our employees and consultants in Israel were called to perform immediate military service and additional employees may be called as these armed conflicts progress. Our operations could be disrupted by the absence, for a significant period, of one or more of these officers or other key employees due to military service, and any disruption in our operations could harm our business.

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

Revenue Recognition. We recognize revenues in accordance with Accounting Standards Codification (ASC) No. 606, “Revenue from Contracts with Customers.” As such, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

The transaction price is determined based on the consideration which we expect to be entitled to in exchange for transferring the promised goods or services to our customer. This transaction price is exclusive of amounts collected on behalf of third parties, such as sales tax and value-added tax. Payment terms and conditions vary by contract type, although terms generally include a requirement to pay within less than a year.

Our solutions are sold primarily through distributors and resellers, all of which are considered end-users.

Our arrangements typically contain various combinations of our products, subscriptions and PCS, which are distinct and are accounted for as separate performance obligations. We allocate the transaction price to each performance obligation based on its relative standalone selling price (“SSP”). If the SSP is not observable, we estimate the SSP taking into account available information such as geographic specific factors, customer grouping and internally approved historical pricing guidelines related to the performance obligation. For PCS and subscriptions, we determine the standalone selling price based on observable renewals prices or standalone subscription transactions. For products, the SSP is not observable, and therefore, we estimate the product SSP taking into account available information such as geographic specific factors, customer grouping and internally approved historical pricing guidelines.

Deferred revenues represent mainly the unrecognized revenue collected for subscriptions and for PCS. Such revenues are recognized ratably over the term of the related agreement and are classified as short- and long-term based on their contractual term.

We record a provision for estimated sale returns, credits and stock rotation granted to customers on our products in the same period that the related revenues are recorded in accordance with ASC 606. Those estimates are based on historical sales returns and other factors known to us. Such provisions amounted to $5.3 million and $3.3 million as of December 31, 2024 and 2023, respectively.

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

We periodically evaluate our available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, we consider our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, we write down the security to its fair value and record the impairment charge in financial income, net in our consolidated statements of income (loss). If neither of these criteria are met, we determine whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, as well as other factors. Credit loss impairments for both the years ended December 31, 2024 and 2023 were immaterial.

Business Combinations.  We account for business combinations in accordance with ASC No. 805, "Business Combinations" ("ASC 805"). Under ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“2017-01”), we first determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

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

In previous reporting periods (until December 31, 2022), we operated in one reportable segment. Commencing January 1, 2023, we have determined that the Company operates in two reportable segments. We conduct our annual test of impairment for goodwill on December 31 of each year, or more frequently if impairment indicators are present. No impairment loss was recorded during each of 2024, 2023, and 2022.

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

On July 28, 2022, our shareholders approved an equity grant to the Chief Executive Officer of the Company, which is comprised of RSUs, market-condition based RSUs and market-condition based share options. The equity grant includes grants for the years 2022, 2023, and 2024 and are fixed monetary amounts ($7,725, $5,000, and $5,000, respectively).

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carryforwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2024 and 2023 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 14 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “Results of Operations—Income Taxes” above.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Yuval Cohen (1)(2)	62	Chairperson of the Board of Directors
Yair Tauman (1)(2)(3)(4)	76	Director
Stanley B. Stern (2)(4)(6)(7)	67	Director, Chairperson of the Nomination and Corporate Governance Committee
Naama Zeldis (2)(3)(4)(5)	61	Director, Chairperson of the Audit Committee
Meir Moshe (2)(3)(5)(7)	70	Director, Chairperson of the Compensation Committee
Israel Mazin (2)(6)(7)	65	Director
Alex Pinchev (2)(6)	74	Director
Roy Zisapel (5)	54	President, Chief Executive Officer and Director
Guy Avidan	62	Chief Financial Officer
Yoav Gazelle	55	Chief Business Officer
David Aviv	69	Chief Technology Officer
Gabi Malka	49	Chief Operating Officer
Sharon Trachtman	56	Chief Marketing Officer
Riki Goldriech	48	Chief People Officer

(1)  Term as director expires at the annual meeting of shareholders to be held in 2027.
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
(7)  Serves on the Nomination and Corporate Governance Committee of the Board of Directors (the “Nomination and Corporate Governance Committee”).

Yuval Cohen has served as Chairperson of our Board of Directors since November 2023 and as a member of our Board of Directors since December 2021. He is the founding and managing partner of Fortissimo Capital, a private equity fund headquartered in Israel, which was established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund, and prior thereto, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG) and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as the chairman of the board of directors of Kornit Digital Ltd. (Nasdaq: KRNT) and as the Chairman of Cellcom Israel Ltd. (TASE: CEL). He also serves on the board of directors of several privately-held portfolio companies of Fortissimo. Mr. Cohen holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. from Harvard University.

Yair Tauman has served as a member of our Board of Directors since October 2010. He is the Vice Dean of the Adelson School of Entrepreneurship at Reichman University in Herzliya, Israel and was previously the Dean of the Arison School of Business at Reichman University. He is also a Leading Professor of Economics and the Director of the Stony Brook Center for Game Theory, New York. He was a professor at Tel Aviv University for 25 years until 2009 and, prior thereto, served as a professor at the Kellogg School of Management at Northwestern University. His areas of research include game theory and industrial organization. Professor Tauman currently serves on the board of directors of other private companies from different sectors, including online auctions, social networking and fintech. Professor Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

Stanley B. Stern has served as a member of our Board of Directors since September 2020. Mr. Stern is currently the chairman of the board of directors of AudioCodes Ltd. (Nasdaq, TASE: AUDC) (AudioCodes), a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, serves as the lead director of Ormat Technologies, Inc. (NYSE: ORA) and is a director on the Board of Directors of Tigo Energy, Inc. (Nasdaq: TYGO). He previously served as a member of the board of directors of Ekso Bionics Holdings, Inc. (Nasdaq: EKSO) from 2014 until 2023. Since 2013, Mr. Stern has served as the president of Alnitak Capital, a strategic advisory firm, engaged primarily in high-tech, alternative energy and healthcare. Previously, from 1982 until 2000 and from 2004 until 2013, Mr. Stern served in various positions at Oppenheimer & Co., including as a Managing Director and Head of Investment Banking, Technology, Israeli Banking and FIG. From 2002 until 2004, he was a Managing Director and the Head of Investment Banking at C.E. Unterberg, Towbin. From January 2000 until January 2002, Mr. Stern was the President of STI Ventures Advisory USA Inc., a venture capital firm focusing on technology investments. In the past, Mr. Stern was a board member of several public and private companies, including Given Imaging Ltd. and Fundtech Ltd., and the chairman of the boards of directors of Tucows, Inc. and of SodaStream International Ltd., until its sale to Pepsico in December 2018. Mr. Stern holds a B.A. degree in economics and accounting from City University of New York, Queens College, and an M.B.A. from Harvard University.

Naama Zeldis has served as a member of our Board of Directors since September 2020. Ms. Zeldis served as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage, until January 2023. Formerly, Ms. Zeldis served as Chief Financial Officer for a variety of high-tech and industrial companies, such as Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd., formerly with the RAD-Bynet Group, from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Electra Real Estate Ltd. (TASE: ELCRE), a global real estate private equity firm, Orbit Technologies Ltd. (TASE: ORBI), a company specializing in satellite communications, tracking systems, airborne communication and audio managements solutions, ZOOZ POWER Ltd. (NASDAQ and TASE: ZOOZ), a leading provider of Flywheel-based power boosting and power management solutions, enabling ultra-fast multi ports charging infrastructure for electric vehicles (EV), Scodix Ltd. (TASE: SCDX), a leading provider of digital print enhancement presses, and Aquarius Engines (A.M.) Ltd. (TASE: AQUA), a developer of a Free Piston Linear Engine. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Measuring Instruments Ltd. (Nasdaq: NVMI), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A. from the Hebrew University in Jerusalem.

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

Alex Pinchev has served as a member of our Board of Directors since November 2023. Mr. Pinchev has held numerous leadership and board positions across several high-tech companies throughout his career, including, most recently, as the Chairman of Flicent, Inc. and as a board member in several private companies, including SuSe S.A., StackState B.V. and Velotix Ltd. He previously served as an Executive Vice President and president of global sales, services, and field marketing of Red Hat, Inc. from 2003 to 2012 and as an Executive Vice President and president of global sales and marketing of Rackspace Limited (NASDAQ: RXT) from 2016 to 2017. He also served as the CEO of Acronis from 2012 to 2013. He was a board member of several public companies, including Quantum Corporation (NYSE: QMCO) and BMC Software, Inc. (NYSE: BMC). He currently serves on the boards of several privately owned companies and continues to advise and invest in startups and firms seeking global expansion through Capri Ventures, an early-stage fund that he founded. Mr. Pinchev holds a Masters degree in applied mathematics and computer science from the ITMO University in St. Petersburg, Russia.

Roy Zisapel, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Currently, Mr. Zisapel serves on the board of directors of Israel Acquisitions Corp (NASDAQ: ISRL). Mr. Zisapel also serves as a director of also serves as a director of RAD Data Communications Ltd., Bynet Electronics Ltd., AB-NET Communications Ltd. and its wholly owned subsidiary, Bynet Data Centers Ltd., Bynet Data Communications Ltd. (and its wholly owned subsidiary RAD Negev Ltd.), and other companies in the RAD-Bynet Group. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel.

Guy Avidan has served as our Chief Financial Officer since February 2022. Prior to joining Radware, he was with Kornit Digital (NASDAQ: KRNT), where he served as President at KornitX from November 2020 to November 2021 and as Chief Financial Officer from November 2014 to November 2020, in which role he led Kornit to its initial public offering on Nasdaq. Prior to joining Kornit Digital, Mr. Avidan was Vice President of Finance and Chief Financial Officer at AudioCodes (NASDAQ: AUDC). In addition, Mr. Avidan has 15 years of experience serving in various other executive capacities, including co-President and Chief Financial Officer at MRV Communications, Inc. (NASDAQ: MRVC), as well as Vice President of Finance and Chief Financial Officer at Ace North Hills, which was acquired by MRV Communications. Mr. Avidan is a certified public accountant and holds a B.A. degree in economics and accounting from Haifa University in Israel.

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

On March 10, 2024, Yehuda Zisapel, a co-founder and shareholder of the Company who served as a member of our Board of Directors since our inception in May 1996 and as Chairperson of our Board of Directors from May 1996 until August 2006 and again from November 2009 until November 2023, passed away. Roy Zisapel, our President, Chief Executive Officer and director, is the son of Nava Zisapel, who is one of our major shareholders, and the late Yehuda Zisapel. There are no other family relationships between any of the directors or members of senior management named above.

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

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2024 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits

2023 – All directors and officers as a group, consisting of 15 persons*	$2,419,283	$475,235
2024 – All directors and officers as a group, consisting of 14 persons**	$3,067,952	$488,356

* Includes one person who served as our director in 2023 and is no longer serving on our Board of Directors and two directors who were appointed during 2023.

** Includes one person who served as our director in 2024 and is no longer serving on our Board of Directors.

During 2024, we granted to our directors and officers listed in Item 6.A “Directors, Senior Management and Employees” in the aggregate, 322,177 RSUs at a weighted average grant date fair value per RSU of $18.66 and options to purchase 299,856 ordinary shares at a weighted average exercise price per share of $19.04. The options expire 62 months after grant. The weighted-average grant date fair value of these options was $6.11 per option.

For a discussion of the accounting method and assumptions used in valuation of such share-based compensation, see Note 2(t) to our consolidated financial statements included elsewhere in this annual report. See also Item 6.E “Share Ownership.”

For a discussion of the compensation granted to our five most highly compensated executive officers during 2024, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

We currently hold directors and officers liability insurance with an aggregate coverage limit of $40 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2024. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2024.

Name and Principal Position (1)	Year	Salary	Bonus (including Sales Commissions) (2)	Equity-Based Compensation (3)	All Other Compensation (4)	Total
(US$ In Thousands)
Roy Zisapel, President, Chief Executive Officer and Director	2024	450 (5)	465 (6)	2,489	155*	3,559
Guy Avidan, Chief Financial Officer	2024	294	110	282	57	743
Yoav Gazelle, Chief Business Officer	2024	253	172	248	40	713
Gabi Malka, Chief Operating Officer	2024	325	86	602	79	1,092
David Aviv, Chief Technology Officer	2024	287	61	210	69	627

(1)
Unless otherwise indicated herein, all Covered Executives are (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for at least 12 months following termination of employment.

(2)
Amounts reported in this column represent annual bonuses, including sales commissions. Consistent with our Compensation Policy, such bonuses are based upon (i) for non-sales executive officers – achievement of milestones and targets and the measurable results of the Company, as compared to our budget and/or work plan for the relevant year. The bonus (of up to 10% of the annual bonus) is based on the achievement and performance of pre-determined key performance indicators (KPIs), and, in any event, not to exceed the amount of 200% of the base salary; and (ii) for sales executive officers – achievement of targets of revenues generated by the individual and/or his/her team or division and/or the Company and in any event, not to exceed the amount of four annual base salaries of such executive.

(3)
Amounts reported in this column represent the grant date fair value in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 2(t) to our consolidated financial statements included elsewhere in this annual report.

(4)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (
“keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life or work disability insurance), phone, convalescence or recreation pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with Radware’s guidelines. Unless otherwise indicated herein, all Covered Executives (i) are entitled to a notice period of at least one month prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements; and (ii) are not entitled to any special bonuses or benefits upon a change of control of our Company, other than a potential acceleration of the vesting of their share options pursuant to our equity incentive plan, as more fully described in Item 6.E “Share Ownership.”

(5)
As approved by our shareholders on July 28, 2022, as of such date, Roy Zisapel’s gross base salary increased from $400,000 to $450,000, and his annual bonus increased from $400,000 to $600,000 (however, the actual payout, based on performance, could reach $900,000 for overperformance).

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

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (equivalent to approximately $32,650, based on the exchange rate published by the Bank of Israel on March 21, 2025, which was NIS 3.70 = $1.00) per year of service; (ii) per meeting remuneration of NIS 3,600 (equivalent to approximately $973, based on the exchange rate published by the Bank of Israel on March 21, 2025, which was NIS 3.70 = $1.00) for each Board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. All amounts payable under items (i), (ii), (iii), and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors is divided into three classes with each class of directors serving until, generally, the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class II	2025	Roy Zisapel, Naama Zeldis and Meir Moshe
Class III	2026	Stanley Stern, Israel Mazin and Alex Pinchev
Class I	2027	Yair Tauman and Yuval Cohen

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

Our election to exempt our Company from compliance with the external director and audit and compensation committee requirements under the Companies Law can be reversed at any time by our Board of Directors, in which case we would need to hold a shareholder meeting to once again appoint external directors, whose election, by a special majority, would initially be for a three-year term.

Our Committees

The Board of Directors appoints committees to help carry out its duties. Each committee reports the results of its meetings to the full Board of Directors. The Board of Directors established an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee, and, from time to time, establishes other “ad-hoc” committees of members of the Board of Directors for specific duties or assignments and limited duration.

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

Nomination of Directors

Nominees for election as directors are approved and recommended to the Board of Directors by our Nomination and Corporate Governance Committee.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2024*:

Name of Body	No. of Meetings in 2024	Average Attendance Rate**
Board of Directors	10	92.8%
Audit Committee	7	100.0%
Compensation Committee	6	100.0%
Nomination and Corporate Governance Committee	4	91.7%

* Excludes ad-hoc committees.
** Meetings, if any, at which a director was not allowed to attend as a matter of applicable law were not counted as a failure to attend.

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

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As of December 31,
	2024	2023	2022
Approximate numbers of employees and subcontractors by geographic location:
Israel	560	590	589
North, Central and South America (principally the United States)	235	229	252
EMEA (Europe, the Middle East and Africa)	109	113	124
Asia-Pacific	304	286	313(*)
Total workforce	1,208	1,218	1,278

Approximate numbers of employees and subcontractors by category of activity:
Research and development	449	479	494(*)
Sales, technical support, business development and marketing	621	602	647
Management, operations and administration	138	137	137
Total workforce	1,208	1,218	1,278

         (*) Includes 71, 71, and 75 subcontractors, as of December 31, 2024, 2023, and 2022, respectively.

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

E.          Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 21, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or RSUs currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. See also Item 7.A “Major Shareholders” below.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares**
Roy Zisapel (1)	2,162,244	5.06%
Stanley Stern (2)	*	*
Naama Zeldis (2)	*	*
Yair Tauman (2)	*	*
Yuval Cohen (2)(3)	*	*
Meir Moshe (2)	*	*
Israel Mazin (2)	*	*
Alex Pinchev (2)	*	*
Gabi Malka (2)	*	*
David Aviv (2)	*	*
Sharon Trachtman (2)	*	*
Guy Avidan (2)	*	*
Yoav Gazelle (2)	*	*
Riki Goldriech (2)	*	*
All directors and executive officers as a group (14 persons) (4)	3,083,401	7.13%

* Reflects ownership of less than 1%.

** The percentages shown are based on 42,686,534 ordinary shares issued and outstanding as of March 21, 2025. This figure of outstanding ordinary shares excludes (i) 14,500 RSUs and (ii) employee share options to purchase an aggregate of 564,592 ordinary shares at a weighted average exercise price of approximately $24.50 per share, with the latest expiration date of these options being in March 2029 (of which, options to purchase 544,592 of our ordinary shares were exercisable as of March 21, 2025).

(1) Consists of 2,102,292 shares and 59,952 options at an exercise price of $16.68 per share, which expire in March 2029. For the sake of clarity, as noted in Item 7.A, the ordinary shares reported as beneficially owned by Roy Zisapel exclude the Neurim Shares held by Neurim, and Mr. Zisapel disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(2) Owns less than 1% of our outstanding ordinary shares (including options held by each such individual, which are vested or shall become vested within 60 days of March 21, 2025) and have therefore not been separately disclosed.

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

(4) Consists of 2,504,309 shares, 14,500 RSUs and 564,592 options to purchase ordinary shares. The options consist of (i) 20,000 options at an exercise price of $15.12 per share, which expire in January 2029, (ii) 40,000 options at an exercise price of $16.19 per share, which expire in December 2028, (iii) 59,952 options at an exercise price of $16.68 per share, which expire in March 2029, (iv) 2,500 options at an exercise price of $22.5 per share, which expire in January 2026, (v) 20,000 options at an exercise price of $23.31 per share, which expire in July 2027, (vi) 60,000 options at an exercise price of $23.46 per share, which expire in July 2025, (vii) 30,000 options at an exercise price of $23.59 per share, which expire in September 2025, (viii) 60,000 options at an exercise price of $24.32 per share, which expire in November 2025, (ix) 16,500 options at an exercise price of $24.67 per share, which expire in September 2025, (x) 60,000 options at an exercise price of $24.74 per share, which expire in November 2025, (xi) 35,640 options at an exercise price of $24.89 per share, which expire in September 2025, (xii) 60,000 options at an exercise price of $28.91 per share, which expire in July 2027, and (xiii) 100,000 options at an exercise price of $32.71 per share, which expire in February 2027.

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

In addition, the Share Incentive Plan provides that, unless determined otherwise by our Board of Directors (or a committee thereof), in the event of a “Hostile Takeover,” which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares (other than a purchase by Roy Zisapel (together with his affiliates)), the vesting of all or a portion of our outstanding equity awards will accelerate. As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer.

Options granted pursuant to the Share Incentive Plan are typically granted for a term of 62 months from the date of the grant of the option. As of December 31, 2024, 37,612,967 ordinary shares have been reserved for equity grants under the plan, of which we have (i) granted options to purchase 27,608,943 ordinary shares at a weighted average exercise price of $8.62 per ordinary share and (ii) issued 7,925,902 RSUs.

The Share Incentive Plan allows the allocation of short-term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the Nasdaq on the date of grant of a respective option award. As of December 31, 2024, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

Directors and Consultants Option Plan

In February 2000, we adopted a Directors and Consultants Option Plan, which is administered by our Compensation Committee. Options granted pursuant to our Directors and Consultants Options Plan are for a term of 62 months from the date of the grant of the option. The terms of the Directors and Consultants Option Plan are similar to the terms of the Share Incentive Plan.  The Directors and Consultants Option Plan relies on the 37,612,967 ordinary shares reserved for option grants shares under the Share Incentive Plan which can be rolled over between such plans. The Compensation Committee may not grant options to members of the Committee or to a shareholder of over 10% of our issued and outstanding shares.

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (ESPP), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one-year offering periods, each consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2024, a total of 255,560 shares had been purchased under the ESPP. During 2024, no shares were purchased under the ESPP.

Option Plans of Our Subsidiary

In April 2022, the board of directors of SkyHawk Security established the Skyhawk (CNP) Security Ltd. 2022 Share Incentive Plan (the “SkyHawk Plan”). Under the SkyHawk Plan, options may be granted to officers, directors, employees and consultants of SkyHawk Security. The exercise price per share under the SkyHawk Plan was generally not less than the fair value of an ordinary share at the date of grant. The options vest primarily over four years. Each option is exercisable for one ordinary share. Any options, which are forfeited or not exercised before expiration, become available for future grants. See Note 12(e) to our consolidated financial statements.

F.          Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

During and after the last completed fiscal year ended December 31, 2024, we were not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to our compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 21, 2025, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**

Senvest Management, LLC (1)	4,115,597	9.64%
Nava Zisapel (2)	2,897,926	6.79%
Morgan Stanley (3)	2,481,276	5.81%
Artisan Partners (4)	2,360,703	5.53%
Legal & General Group Plc (5)	2,235,702	5.24%
Roy Zisapel (6)	2,162,244	5.06%

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

** The percentages shown are based on 42,686,534 ordinary shares issued and outstanding as of March 21, 2025. This figure of outstanding ordinary shares excludes (i) 14,500 RSUs and (ii) employee share options to purchase an aggregate of 564,592 ordinary shares at a weighted average exercise price of approximately $24.50 per share, with the latest expiration date of these options being in March 2029 (of which, options to purchase 544,592 of our ordinary shares were exercisable as of March 21, 2025).

(1) Shares are beneficially owned by Senvest Management, LLC and Richard Mashaal (collectively, “Senvest”). This information is based on information provided in Amendment No. 19 to the Statement on Schedule 13G filed with the SEC by Senvest on February 9, 2024. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(2) Of the ordinary shares beneficially owned by Nava Zisapel, (i) 2,467,843 shares are held directly, (ii) 267,833 shares are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel, and (iii) 324,500 shares  (the “Neurim Shares”) are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company (“Neurim”), 50% of which is held by Nava Zisapel and 50% is held in three equal parts by Roy Zisapel and his siblings.

(3) Shares are beneficially owned by Morgan Stanley and Morgan Stanley Capital Services LLC (collectively, “Morgan Stanley”). This information is based on information provided in Amendment No. 2 to the Statement on Schedule 13G filed with the SEC by Morgan Stanley on February 3, 2025. The business address of Morgan Stanley is 1585 Broadway, New York, New York 10036.

(4) Shares are beneficially owned by Artisan Partners Limited Partnership, Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. (collectively, “Artisan Partners”). This information is based on information provided in Amendment No. 3 to the Statement on Schedule 13G filed with the SEC by Artisan Partners on February 12, 2024. The business address of Artisan Partners is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(5) This information is based on information provided in the Statement on Schedule 13G filed with the SEC by Legal & General Group Plc (“LG”), Legal & General Investment Management Ltd (“LGIM”), LGIM Managers (Europe) Limited (“LGIME”), Legal & General UCITS ETF Plc (“UCITS”) and Legal & General Investment Management America Inc (“LGIMA,” together with LG, LGIM, LGIME, UCITS, the “LG Group”) on February 13, 2025. The business address of each of LG and LGIM is One Coleman Street, London, England, EC2R 5AA, UK, the business address of each of LGIME and UCITS is 70 Sir John Rogersons Quay, Dublin 2, Ireland, and the business address of LGIMA is 71 South Wacker Drive, Suite 800, Chicago, IL 60606.

(6) Of the ordinary shares beneficially owned by Roy Zisapel, (i) 2,102,292 shares are held directly, and (ii) 59,952 options at an exercise price of $16.68 per share, which expire in March 2029. For the sake of clarity, the ordinary shares reported as beneficially owned by Roy Zisapel exclude the Neurim Shares held by Neurim, and Mr. Zisapel disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

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

Significant Changes in the Ownership of Major Shareholders

During the past three years, the significant changes in the percentage ownership of our major shareholders were as follows:

•
Based on Amendment No. 19 to the Schedule 13G filed with the SEC by Senvest on February 9, 2024, Senvest beneficially owned 4,115,597 of our outstanding ordinary shares. Based on a previous amendment to the Schedule 13G filed with the SEC by Senvest, Senvest beneficially owned as of December 31, 2022, 4,044,695 of our outstanding ordinary shares.

•
Based on Amendment No. 3 to the Schedule 13G filed with the SEC by Artisan Partners on February 12, 2024, Artisan Partners beneficially owned 2,360,703 of our outstanding ordinary shares. Based on a previous amendment to the Schedule 13G filed with the SEC by Artisan Partners, Artisan Partners beneficially owned as of December 31, 2022, 2,925,957 of our outstanding ordinary shares.

•
Based on the Schedule 13G filed with the SEC by LG, LGIM, LGIME, UCITS and LGIMA (collectively, “LG Group”) on February 13, 2025, the LG Group beneficially owned 2,235,702 of our outstanding ordinary shares. Based on previous amendments to the Schedule 13G filed with the SEC by the LG Group, they beneficially owned (i) as of September 30, 2024, 1,941,651 of our outstanding ordinary shares, (ii) as of December 31, 2023, 2,115,897 of our outstanding ordinary shares, and (iii) as of December 31, 2022, 2,570,026 of our outstanding ordinary shares.

•
Based on the Schedule 13G filed with the SEC by Morgan Stanley on February 3, 2025, Morgan Stanley beneficially owned 2,481,276 of our outstanding ordinary shares. Based on a Schedule 13G filed with the SEC by Morgan Stanley, they beneficially owned, as of December 31, 2023, 3,534,162 of our outstanding ordinary shares.

•
Based on Amendment No. 2 to the Schedule 13G filed with the SEC by First Trust Portfolios L.P., First Trust Advisors L.P., and The Charger Corporation (collectively, “First Trust Portfolio”) on July 8, 2024, First Trust Portfolio beneficially owned 839,027 of our outstanding ordinary shares. Based on a previous amendment to the Schedule 13G and a Schedule 13G filed with the SEC by First Trust Portfolio, they beneficially owned, (i) as of March 31, 2024, 4,218,597 of our outstanding ordinary shares and (ii) as of December 31, 2023, 2,446,925 of our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 21, 2025, there were 27 holders of record of our ordinary shares, of which 16 record holders, holding approximately 8.44% of our ordinary shares, had registered addresses in Israel, and of which eight record holders, holding approximately 91.55% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 91.55% of our outstanding ordinary shares as of said date).

B.          Related Party Transactions

Overview

We have in the past entered into, and in the future we may enter into, transactions with related parties, such as our directors and senior management or their respective affiliates, which transactions are generally subject to the prior approval of our audit or compensation committee and board of directors.

Transactions with Rad-Bynet Group

We have entered into a number of agreements with certain companies that form part of the RAD-Bynet Group, of which either the heirs of the late Yehuda Zisapel, the heirs of his late brother, Zohar Zisapel, and Nava Zisapel (or all of them together) were co-founders, and are directors and/or shareholders. Roy Zisapel also serves as a director of RAD Data Communications Ltd., Bynet Electronics Ltd., AB-NET Communications Ltd. (and its wholly owned subsidiary, ABNET Cloud Services Ltd.), Bynet Data Centers Ltd., Bynet Data Communications Ltd. (and its wholly owned subsidiary RAD Negev Ltd.), RADWIN Ltd., Packetlight Networks Ltd. and other companies in the RAD-Bynet Group.

Under these agreements, we lease property and purchase certain products and services from certain member entities of the RAD-Bynet Group. In addition, in February 2022, we acquired the technology and operations of SecurityDAM (now called DC Protection Ltd.) to which we sometimes refer as the SecurityDAM Acquisition.

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

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by the heirs of the late Zohar Zisapel, Nava Zisapel, and the heirs of the late Yehuda Zisapel:

•
One lease is a five-story building in Tel Aviv, Israel, consisting of approximately 40,000 square feet, plus storage and parking space. This lease expires in June 2030 with an option to terminate by us by way of prior notice in June 2025. The annual rent amounts to approximately $702,000.

•
A second lease consists of five floors in the Or Tower in Tel Aviv, Israel with approximately 68,000 square feet, plus parking spaces. This lease expires in June 2030. The annual rent amounts to approximately $1,800,000. In this annual report, we sometimes refer to this lease as well as the lease described above as the “Lease Agreements for the Company’s Headquarters.”

•
We also lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by the heirs of the late Yehuda Zisapel and Nava Zisapel. This lease expires in July 2025. The annual rent amounts to approximately $97,000. We intend to extend this lease.

•
In addition, we lease approximately 15,000 square feet of space in Jerusalem, Israel, for manufacturing facilities from an affiliated company owned by the heirs of the late Yehuda Zisapel, Nava Zisapel, and the heirs of the late Zohar Zisapel. This lease expires in August 2028. The annual rent amounts to approximately $240,000.

•
We lease approximately 16,900 square feet in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, from an affiliated company owned by the heirs of the late Yehuda Zisapel, Nava, Zisapel and the heirs of the late Zohar Zisapel. The annual rent amounts to approximately $195,000. The lease expires in December 2025. We intend to extend this lease.

Distribution Agreement

Bynet Data Communications Ltd. (Bynet), a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet under which we provide Bynet with discounts on our solutions similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet (and other companies in the RAD-Bynet Group) under such distributor agreement amounted to approximately $5.7 million in 2024, compared to $3.3 million in 2023 and $2.3 million in 2022.

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

Following is a summary of the general purchases of products and services from the RAD-Bynet Group companies (excluding leases, distribution and the services previously provided by SecurityDAM, which are described above) during 2024:

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

The total cost of our purchases from the RAD-Bynet Group entities referenced in the table above amounted to approximately $3.4 million in 2024, compared to $3.1 million in 2023 and $4.45 million in 2022.

Compensation of President and Chief Executive Officer

See discussion in Item 6.B “Compensation.”

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 “Financial Statements.”

Export Sales

For the year ended December 31, 2024, the amount of our export sales (i.e., sales outside Israel) was approximately $254.2 million, which represents 92.5% of our total sales in 2024.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial condition or profitability.

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

B.          Significant Changes

Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2024.

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

C.          Material Contracts

See the summary of the terms of the Lease Agreements for the Company’s Headquarters in Item 7.B “Related Party Transactions—Lease of Property.” Except as disclosed therein, we are not currently, nor have we been for the two years immediately preceding the date of this annual report, party to any material contract, other than contracts entered into in the ordinary course of business.

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

Israeli Tax Considerations

The following is a summary of the material current tax structure applicable to companies incorporated in Israel and some Israeli Government programs benefiting us, with special reference to its effect on us.  The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us.  To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the Israel Tax Authority or courts. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include traders in securities or persons that own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation which has not been subject to judicial or administrative interpretation.  The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. The corporate tax rate is 23% for 2024 and 2023. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from a Preferred Technology Enterprise (as discussed below), like us, may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment  Law”) provides certain incentives for capital investment in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, which may be either an “Approved Enterprise”, a “Beneficiary Enterprise”, a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technology Enterprise” or “Special Preferred Technology Enterprise”, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise, is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the years, with the most significant changes effective as of January 1, 2011 (the “2011 Amendment”), and as of January 1, 2017 (the “2017 Amendment”). The 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax Benefits under the 2017 Amendment

The 2017 Amendment was enacted as part of the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investments Law.

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more of the Israeli company and other conditions are met, the withholding tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty.

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

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.  However, the foregoing tax rates do not apply to: (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares.

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

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source, and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations on forms specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).

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

  Surtax

  Subject to the provisions of any applicable tax treaty, individuals who are subject to tax in Israel (whether or not any such individual is an Israeli resident) are also subject to a surtax at the rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 721,560 for 2025, which amount is linked to the annual change in the Israeli consumer price index. According to the Economic Efficiency Law (Legislative Amendments to Achieve the Budget Targets for the 2025 Budget Year) (Freezing of Tax Updates and Surtax), 5785-2024 (the “Economic Efficiency Law”), during the years 2025-2027, the aforementioned amount will not be adjusted in accordance with the Israeli consumer price index. In addition, according to the Economic Efficiency Law, an individual whose taxable income from “Capital Sources” in the tax year exceeds the aforesaid amount shall be subject to an additional tax on the portion of their taxable income from Capital Sources that exceeds the aforesaid amount at a rate of 2%. For this purpose, Capital Source means any source of income (including, among other things, capital gain, dividend and interest) other than income from business, employment and personal exertion.

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

For our taxable year ended December 31, 2024, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2024 and prior taxable years. The tests for determining PFIC status require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, the aggregate value of our gross assets is likely to be determined in part by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.

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

As an alternative to making a QEF election, a U.S. Holder of PFIC stock which is “marketable stock” (e.g., “regularly traded” on a “qualified exchange”) may in certain circumstances avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. Holder’s holding period for the ordinary shares.  The Nasdaq Global Select Market, on which our ordinary shares are traded, is considered a “qualified exchange” for this purpose. As a result of such election, in any taxable year that we are a PFIC, a U.S. Holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the ordinary shares at the end of the taxable year and such U.S. Holder’s tax basis in its ordinary shares at that time.  Any gain under this computation, and any gain on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, would be treated as ordinary income.  Any loss under this computation, and any loss on an actual disposition of the ordinary shares in a taxable year in which we are a PFIC, generally would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included.  Any remaining loss from marking ordinary shares to market will not be allowed, and any remaining loss from an actual disposition of ordinary shares generally would be capital loss.  A U.S. Holder’s tax basis in its ordinary shares is adjusted annually for any gain or loss recognized under the mark-to-market election.  There can be no assurances that there will be sufficient trading volume with respect to our ordinary shares for the ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the Nasdaq Global Select Market.  Accordingly, there are no assurances that the ordinary shares will be marketable stock for these purposes.  As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. Holder and can only be revoked with the consent of the IRS to the extent the ordinary shares no longer constitute marketable stock.

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

Certain U.S. Holders who are individuals or certain other non-corporate entities (and to the extent provided in IRS guidance, certain Non-U.S. Holders) who hold interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) are generally required to file an IRS Form 8938 as part of their U.S. federal income tax returns to report their ownership of such specified foreign financial assets, which may include our ordinary shares, if the total value of those assets exceeds certain thresholds. Substantial penalties may apply to any failure to timely file IRS Form 8938. In addition, in the event a holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. Holders should consult their tax advisors regarding their tax reporting obligations.

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

Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, we file reports with the SEC on Form 20-F containing audited financial information for each fiscal year, and we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Current Report on Form 6-K. This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act are available on the SEC website (http://www.sec.gov) and on our website www.radware.com.  However, the content of our website is not incorporated by reference into this annual report.

The documents concerning our Company that are referred to in this annual report may also be inspected at our offices located at 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel.

I.            Subsidiary Information

Not applicable.

J.           Annual Report to Security Holders

Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

We are exposed to market risk, including fluctuations in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate a portion of our revenues in foreign currencies, mainly in euros and incur a portion of our expenses in foreign currencies, mainly in NIS, but also in euros and other foreign currencies. As more fully described below, commencing in 2022, we engaged in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our financial condition and results of operations. However, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuations in foreign currency exchange rates on such results.

In addition, as of December 31, 2024, we had cash and cash equivalents, including short-term bank deposits and short- and long-term marketable securities, of $419.7 million. As of that date, approximately 82% of our cash, cash equivalents, bank deposits and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

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

Exposure to Interest Rate Fluctuations

As of December 31, 2024, approximately 24% of our cash throughout the world was invested in fixed-income securities which are affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These securities are readily available for sale and are treated as such in our financial statements.

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

Our investments portfolio consists primarily of investments in foreign banks and government debentures, corporate debentures, U.S. government and bank deposits. As of December 31, 2024, approximately 23% of our portfolio was invested in corporate debentures, 1% in U.S. government debentures, 0.4% in foreign banks and government debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial condition and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Exposure to Currency Fluctuations

Approximately 87% of our sales in 2024 were denominated in dollars or are dollar-linked, and we incur most of our expenses in dollars, NIS, and euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar, and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC 830 “Foreign Currency Matters.” Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

We monitor our foreign currency exposure and, from time to time, we use currency forward contracts in order to protect against the increase in value of forecasted non-dollar currency cash flows and to hedge future anticipated payments. As of December 31, 2024, we had outstanding currency forward contracts in the total amount of approximately $47.9 million to hedge portions of our forecasted expenses denominated in NIS. These forward contracts expire on various dates until September 30, 2025. However, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of change in currency exchange rates.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the NIS and Euro. For example, if there were no changes in the average exchange rates of the dollar relative to the NIS and Euro in 2024 compared to the average exchange rates in 2023, our revenues would have been higher in an amount of $0.1 million, and our expenses would have been higher by an amount of $5.0 million. Assuming our revenues and expenses in 2024 remain at the same level and with the same currency mix as in 2024, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of approximately $3.3 million and an increase in our expenses of $12.8 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and Euro:

	U.S. dollar against:
Year ended December 31,	NIS	Euro

2020	(7.0)%	(8.5)%
2021	(3.3)%	8.4%
2022	13.2%	6.1%
2023	3.1%	(3.6)%
2024	0.6%	6.3%

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

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.          CONTROLS AND PROCEDURES

•             Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2024. Based on this evaluation, our President and Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2024 based on these criteria.

•             Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by Kost, Forer, Gabbay & Kasierer (a Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2024.

This annual report includes an attestation report of our independent registered public accounting firm regarding management’s assessment of internal control over financial reporting on page F-4 of our audited consolidated financial statements set forth in Item 18 “Financial Statements.”

•             Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2024, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Although some of our workforce is or was working remotely during 2024, there were no material changes to our existing internal control over financial reporting as a result of this.

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

ITEM 16B.      CODE OF ETHICS

We have adopted a Code of Conduct and Ethics that applies to all directors, officers and other employees of the Company, including our President and Chief Executive Officer, Chief Financial Officer, Director of Finance and Corporate Controller. Our Code of Conduct and Ethics has been posted on our Internet website, http://www.radware.com/corporategovernance/ (information contained on our website, including in our Code of Conduct and Ethics, is not incorporated herein by reference and shall not constitute part of this annual report). The Company will promptly disclose to our shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the Code of Conduct and Ethics applicable to our directors or officers by posting such information on our website. No waivers were requested or given during 2024.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held in October 2024, our shareholders approved the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (Ernst & Young), to serve as our independent auditors until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by Ernst & Young and the percentage of each of the fees out of the total amount paid to them classified by category:

	Year Ended December 31,
	2024*		2023*
	(US$ in thousands)
Audit Fees (1)	507	72%	480	70%
Audit-Related Fees (2)	-	0%	-	0%
Tax Fees (3)	134	19%	126	18%
All Other Fees (4)	63	9%	84	12%
Total	704	100%	690	100%

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

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2024, we repurchased 52,688 of our ordinary shares for consideration of $0.8 million under publicly announced share repurchase plans, as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (in US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet to Be Purchased Under the Plans (1)(2)
January 1 through 31	52,688	15.88	52,688	$65,641,955

February 1 through August 31	0	0	0	$65,641,955

September 1 through December 31	0	0	0	$80,000,000

(1) In August 2023, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2024 Plan”). The 2024 plan became effective on November 1, 2023 and expired on August 31, 2024.

(2) In August 2024, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2025 Plan”). The 2025 plan came into effect upon the expiration of the 2024 Plan and will expire on February 13, 2026.

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

ITEM 16I.        DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.          INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of the insider trading policy is attached as Exhibit 11.1 to this annual report.

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

Our cybersecurity risk management program includes a secure software development program intended to reduce the introduction of risks into our software, a software vulnerability and patch management program, and cybersecurity incident detection, response, and recovery programs, among others. Our cybersecurity risk team aims to integrate cybersecurity risks into our overall company’s risk management system and processes on an ongoing basis.

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

Additionally, our risk monitoring systems, including our cybersecurity monitoring systems, are regularly audited by our internal auditors as well as cybersecurity audit companies. We consider the results of external and internal audits of our risk detection and monitoring systems and implement modifications as necessary.

The Audit Committee receives reports from management and the internal auditor on our cybersecurity risks. In addition, management updates the Audit Committee and Board of Directors, as necessary, regarding significant cybersecurity incidents. In addition, the Audit Committee regularly receives reports from management on such topic.

Our cybersecurity management team, including our CEO, Chief Financial Officer, Chief Operating Officer, Chief Marketing Officer, Chief Information Officer, Chief Information Security Officer (CISO) and General Counsel, is responsible for assessing and managing our material risks from cybersecurity threats. The team is primarily responsible for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. By the nature of our business, our management team gained expertise in cybersecurity, each member bringing years of experience and strategic leadership in cybersecurity. Our CISO, who holds a B.S. in Computer Science, and has over 30 years of cybersecurity experience, actively participates in formal courses and conferences to stay current with evolving threats.

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

ITEM 18.            FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.            EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1¶	Memorandum of Association (A)
1.2	Amended and Restated Articles of Association (B)
2.1	Description of the Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (C)
4.1	Form of Directors and Officers Indemnity Deed (D)
4.2	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters (E)
4.3*	1997 Key Employee Share Incentive Plan, as amended and restated
4.4	1997 Key Employee Share Incentive Plan—2010 Addendum (for international grantees) (F)
4.5	Radware Ltd. – 2010 Employee Share Purchase Plan (G)
4.6	Amended and Restated Compensation Policy for Executive Officers and Directors (H)
4.7#	Asset Purchase Agreement, dated as of February 16, 2022, by and between Radware Ltd. and SecurityDAM Ltd. (I)
8.1*	List of Subsidiaries
11*	Insider Trading Policy
12.1*	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
97.1	Compensation Recovery Policy (J)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the inline XBRL document).

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
(C)  Incorporated by reference to Exhibit 2.1 to the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 25, 2024.
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
(H) Incorporated by reference to Appendix A of the Proxy Statement submitted as Exhibit 99.2 to the current report as Form 6-K, submitted to the SEC on June 23, 2022.
(I) Incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 11, 2022.
(J)  Incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 25, 2024.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Roy Zisapel
Name: Roy Zisapel
Title: President and Chief Executive Officer

Date: March 28, 2025

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Radware Ltd. and its subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2025, expressed an unqualified opinion thereon.

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

Our audit procedures included testing management's estimate of standalone selling price for each distinct performance obligation included, among others, evaluating the appropriateness of the methodology applied and the reasonableness of management’s judgment and assumptions by comparing these assumptions with prior years and with the Company's and industry’s general and specific trends. We also inspected the source of historical data, pricing and other observable inputs such as customer grouping, tested the mathematical accuracy of the underlying data and evaluated the accounting policies and practices related to the estimate of standalone selling prices by management. In addition, we have tested the accuracy of management’s allocation of the transaction price to the performance obligations contained within sampled contracts and purchase orders with customers and evaluated whether revenue was recognized in the appropriate amounts. We also evaluated and tested the Company’s disclosures included in Note 2 to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2002.
Tel-Aviv, Israel
March 28, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Radware Ltd. and subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Radware Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 28, 2025 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
Tel-Aviv, Israel
March 28, 2025

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2024	2023

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$98,714	$70,538
Marketable securities	72,994	86,372
Short-term bank deposits	104,073	173,678
Trade receivables, net	16,823	20,267
Other current assets and prepaid expenses	14,242	9,529
Inventories	14,030	15,544

Total current assets	320,876	375,928

LONG-TERM INVESTMENTS:

Marketable securities	29,523	33,131
Long-term bank deposits	114,354	-
Other assets	2,171	2,166

Total long-term investments	146,048	35,297

Property and equipment, net	15,632	18,221
Operating lease right-of-use assets	18,456	20,777
Intangible assets, net	11,750	15,718
Goodwill	68,008	68,008
Other long-term assets	37,906	37,967

Total assets	$618,676	$571,916

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2024	2023

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables	$5,581	$4,298
Deferred revenues	106,303	105,012
Operating lease liabilities	4,750	4,684
Employees and payroll accruals	32,023	27,448
Other payables and accrued expenses	19,813	13,573

Total current liabilities	168,470	155,015

LONG-TERM LIABILITIES:

Deferred revenues	64,708	60,499
Operating lease liabilities	13,519	16,020
Other long-term liabilities	14,904	17,108

Total long-term liabilities	93,131	93,627

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:

Share capital -
Ordinary shares of New Israeli Shekel (“NIS”) 0.05 par value - Authorized: 90,000,000 at December 31, 2024 and 2023; Issued: 63,008,264 and 62,099,850 shares at December 31, 2024 and 2023, respectively; Outstanding: 42,554,602 and 41,698,876 shares at December 31, 2024 and 2023, respectively	754	742
Additional paid-in capital	555,154	529,209
Treasury shares 20,453,662 and 20,400,974 of ordinary shares at December 31, 2024 and 2023, respectively	(366,588)	(365,749)
Accumulated other comprehensive income	1,103	77
Retained earnings	125,850	119,812

Total Radware Ltd. shareholders' equity	316,273	284,091

Non-controlling interest	40,802	39,183

Total shareholders’ equity	357,075	323,274

Total liabilities and shareholders’ equity	$618,676	$571,916

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2024	2023	2022

Revenues:
Products	$155,437	$145,541	$172,161
Services	119,443	115,751	121,265

Total revenues	274,880	261,292	293,426

Cost of revenues:
Products	42,178	41,450	43,014
Services	11,074	10,260	10,870

Total cost of revenues	53,252	51,710	53,884

Gross profit	221,628	209,582	239,542

Operating expenses, net:

Research and development, net	74,723	82,617	86,562
Sales and marketing	122,450	126,237	126,533
General and administrative	28,342	32,408	29,786

Total operating expenses, net	225,515	241,262	242,881

Operating loss	(3,887)	(31,680)	(3,339)
Financial income, net	16,552	13,927	8,052

Income (loss) before taxes on income	12,665	(17,753)	4,713
Taxes on income	6,627	3,837	4,879

Net income (loss) attributable to Radware Ltd.’s shareholders	$6,038	$(21,590)	$(166)

Basic net earnings (loss) per share	$0.14	$(0.50)	$(0.00)

Diluted net earnings (loss) per share	$0.14	$(0.50)	$(0.00)

Weighted-average shares used to compute net income (loss) per share:

Basic	41,982,851	42,871,770	44,943,168

Diluted	43,362,906	42,871,770	44,943,168

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Net income (loss)	$6,038	$(21,590)	$(166)

Other comprehensive income (loss) before tax:
Unrealized gains (losses) on marketable securities:
Changes in unrealized gains (losses)	1,389	4,526	(5,046)
Less: reclassification adjustments for gains (losses) included in net income (loss)	-	(243)	68
Cash flow hedging activities adjustments:
Changes in unrealized gains (losses)	485	(2,955)	(3,427)
Less: reclassification adjustments for gains (losses) included in net income (loss)	(534)	4,799	2,795

Other comprehensive income (loss) before tax	1,340	6,127	(5,610)
Unrealized gains (losses) on marketable securities:
Income tax benefits (income tax expenses) related to components of other comprehensive income (loss)	(320)	(985)	1,145
Cash flow hedging activities adjustments:
Income tax benefits (income tax expenses) related to components of other comprehensive income (loss)	6	(221)	76

Income tax benefits (income tax expenses) related to components of other comprehensive income (loss)	(314)	(1,206)	1,221

Other comprehensive income (loss), net of tax	1,026	4,921	(4,389)

Comprehensive income (loss) attributable to Radware Ltd.’s shareholders	$7,064	$(16,669)	$(4,555)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of outstanding ordinary shares	Share capital	Additional paid-in capital	Treasury share, at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total Radware Ltd. shareholders’ equity	Non-controlling interest	Total shareholders’ equity

Balance as of January 1, 2022	45,871,957	$730	$471,173	$(243,023)	$(455)	$141,568	$369,993	$-	$369,993

Repurchase of ordinary shares	(2,269,919)	-	-	(60,276)	-	-	(60,276)	-	(60,276)
Issuance of shares upon exercise of share options and vesting of restricted shares units	704,853	2	2,032	-	-	-	2,034	-	2,034
Share-based compensation	-	-	24,963	-	-	-	24,963	1,284	26,247
Other comprehensive loss, net of tax	-	-	-	-	(4,389)	-	(4,389)	-	(4,389)
Issuance of Preferred A shares in subsidiary	-	-	-	-	-	-	-	35,000	35,000
Net loss	-	-	-	-	-	(166)	(166)	-	(166)

Balance as of December 31, 2022	44,306,891	732	498,168	(303,299)	(4,844)	141,402	332,159	36,284	368,443

Repurchase of ordinary shares	(3,361,965)	-	-	(62,450)	-	-	(62,450)	-	(62,450)
Issuance of shares upon exercise of share options and vesting of restricted shares units	753,950	10	361	-	-	-	371	-	371
Share-based compensation	-	-	30,680	-	-	-	30,680	2,899	33,579
Other comprehensive income, net of tax	-	-	-	-	4,921	-	4,921	-	4,921
Net loss	-	-	-	-	-	(21,590)	(21,590)	-	(21,590)

Balance as of December 31, 2023	41,698,876	742	529,209	(365,749)	77	119,812	284,091	39,183	323,274

Repurchase of ordinary shares	(52,688)	-	-	(839)	-	-	(839)	-	(839)
Issuance of shares upon exercise of share options and vesting of restricted shares units	908,414	12	(9)	-	-	-	3	-	3
Share-based compensation	-	-	25,954	-	-	-	25,954	1,619	27,573
Other comprehensive income, net of tax	-	-	-	-	1,026	-	1,026	-	1,026
Net income	-	-	-	-	-	6,038	6,038	-	6,038

Balance as of December 31, 2024	42,554,602	$754	$555,154	$(366,588)	$1,103	$125,850	$316,273	$40,802	$357,075

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Cash flows from operating activities:

Net income (loss)	$6,038	$(21,590)	$(166)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	11,836	12,244	11,692
Share-based compensation	26,027	34,022	27,353
Loss (gain) on sale of marketable securities	-	243	(68)
Amortization of premiums, accretion of discounts and accrued interest on marketable securities, net	(417)	1,754	2,345
Changes in accrued interest on bank deposits	3,366	(3,265)	(2,480)
Increase (decrease) in accrued severance pay, net	(45)	(299)	219
Decrease (increase) in trade receivables, net	3,444	(2,515)	(4,561)
Changes in deferred income taxes, net	(1,084)	(551)	(1,986)
Decrease (increase) in other assets and prepaid expenses	987	246	(374)
Decrease (increase) in inventories	1,514	(4,116)	152
Increase (decrease) in trade payables	1,283	(2,166)	2,154
Increase (decrease) in deferred revenues	5,500	(14,951)	13,475
Increase (decrease) in other payables and accrued expenses	13,274	(1,415)	(14,054)
Operating lease right-of-use assets	4,203	3,934	6,033
Operating lease liabilities	(4,317)	(5,075)	(7,586)

Net cash provided by (used in) operating activities	71,609	(3,500)	32,148

Cash flows from investing activities:

Purchase of property and equipment	(5,279)	(5,429)	(8,814)
Proceeds from other long-term assets	81	66	35
Investment in other deposits	(5,000)	-	-
Proceeds from (investing in) bank deposits	(48,115)	81,031	(13,377)
Purchase of marketable securities	(110,125)	(33,274)	(49,217)
Proceeds from maturity of marketable securities	124,968	46,177	34,589
Proceeds from sale of marketable securities	3,950	4,208	10,766
Payment for the business acquisition of SecurityDAM Ltd. (“SecurityDAM”)	-	-	(30,000)

Net cash (used in) provided by investing activities	(39,520)	92,779	(56,018)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022

Cash flows from financing activities:

Proceeds from exercise of share options	3	371	2,034
Payment of contingent consideration related to acquisition	(3,077)	(2,063)	-
Proceeds from issuance of Preferred A shares in subsidiary	-	-	35,000
Repurchase of ordinary shares	(839)	(63,234)	(59,492)

Net cash used in financing activities	(3,913)	(64,926)	(22,458)

Increase (decrease) in cash and cash equivalents	28,176	24,353	(46,328)
Cash and cash equivalents at the beginning of the year	70,538	46,185	92,513

Cash and cash equivalents at the end of the year	$98,714	$70,538	$46,185

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$921	$4,000	$18,069

Non-cash investing activities:

Right-of-use assets recognized with corresponding lease liabilities	$1,882	$1,633	$4,282

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

c.
On January 18, 2022, the Company established Skyhawk (CNP) Security Ltd. ("Skyhawk") and transferred to Skyhawk all of the intangible assets related to the Cloud Native Protector business. On April 29, 2022, Skyhawk entered into the Series A Preferred Share Agreement (the "Agreement"). According to the Agreement, Skyhawk issued 31,210,708 Preferred A Shares, NIS 0.001 par value each, for a total consideration of $35,000.

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

A majority of the Group's revenues are denominated in United States dollars ("dollars" or "U.S. dollars"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs are denominated in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Group operates. Thus, the functional and reporting currency of the Group is the dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification ("ASC") No. 830 "Foreign Currency Matters." All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the consolidated statements of income (loss) as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include accounts of the Company's wholly-owned subsidiaries as well as Skyhawk in which the Company controls the majority voting rights. All intercompany transactions and balances have been eliminated upon consolidation.

Non-controlling interests of subsidiaries represent the amount of funds received in exchange for the non-controlling interests in Skyhawk and share-based compensation expenses for equity awards of certain subsidiaries granted to employees of those subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. For additional details, see also Note 2z.

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

The Company accounts for investments in marketable debt securities in accordance with ASC No. 320, "Investments - Debt Securities." Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

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

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $952, $1,201 and $397 in 2024, 2023 and 2022, respectively, and have been included in cost of revenues of products in the Company’s consolidated statements of income (loss).

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

During 2024, the Company retired fully depreciated assets that were no longer in use. As a result, $21.7 million of cost and accumulated depreciation was removed from the accounts. No gain or loss was recognized.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Cloud computing arrangement:

The Company follows ASC 350-40 to account for development costs incurred for cloud computing software implementations. ASC 350-40 requires such costs to be capitalized once certain criteria are met. Costs are primarily comprised of contracted labor and related expenses. ASC 350-40 includes specific guidance on costs not to be capitalized, such as overhead, general and administrative, and training costs. Costs are capitalized once the project is defined, funding is committed, and it is confirmed the software will be used for its intended use. Capitalization of these costs concludes once the project is substantially complete and the software is ready for its intended purpose. Post-configuration training and maintenance costs are expensed as incurred.

Commencing August 2023, the Company started a process of implementing a new, cloud-based, global enterprise resource planning (“ERP”) system, which replaced its previous ERP system in January 2025.

The Company incurs costs to implement cloud computing arrangements ("CCA") that are hosted by third-party vendors. Implementation costs associated with CCA are capitalized when incurred during the application development phase until the software is ready for its intended use. The costs are then amortized on a straight-line basis over the contractual term of the cloud computing arrangement and are recognized within the consolidated statements of income (loss).

As of December 31, 2024 and 2023, the Company had capitalized implementation costs related to the new ERP implementation project in the amounts of $2,350 and $200, respectively, presented under other current assets and prepaid expenses and other long-term assets in the consolidated balance sheet.

j.	Impairment of long-lived assets and intangible assets subject to amortization:

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

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 6 to 9 years. All intangible assets are amortized over their estimated useful lives on a straight-line basis. Each period, the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. During each of the years 2024, 2023 and 2022, no impairment losses were recorded.

k.	Goodwill:

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

l.	Leases:

The Company determines if an arrangement is a lease at inception. The Company did not have any finance leases as of December 31, 2024. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of 12 months or less.

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

m.	Contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss (see Note 11).

n.	Revenue recognition:

The Group's revenues are derived from sales of its products, services and subscriptions:

•
Revenues from physical products and software-based products are recognized when control of the promised goods is transferred to the customer, either upon shipment or when the product is delivered, depending on the commercial terms of each transaction. Revenues from cloud subscriptions, included as product revenues, are recognized ratably, on a straight-line basis, over the subscription period, as the services have a consistent continuous pattern of transfer to a customer during the contractual subscription term.

•
Revenues from post-contract customer support ("PCS"), which represent mainly help-desk support and unit repairs or replacements, professional services, and emergency response team (“ERT”) services are recognized ratably, on a straight-line basis, over the term of the related contract, which is typically between one year and three years. Renewals of support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably, on a straight-line basis, over the renewed period.

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

The transaction price is determined based on the consideration which the Company is expected to be entitled to in exchange for transferring the promised goods or services to the customer. This transaction price is exclusive of amounts collected on behalf of third parties, such as sales tax and value-added tax. Payment terms and conditions vary by contract type, although terms generally include a requirement to pay within less than a year.

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

Deferred revenues represent mainly the unrecognized revenue collected for subscriptions and for PCS. Such revenues are recognized ratably over the term of the related agreement. Out of the gross deferred revenues balance at the beginning of the year ended December 31, 2024, an amount of $129,692 (approximately 64%) was recognized as revenues during the year ended December 31, 2024. Out of the gross deferred revenues balance at the beginning of the year ended December 31, 2023, an amount of $127,917 (approximately 59%) was recognized as revenues during the year ended December 31, 2023.

As of December 31, 2024, the aggregate amount of remaining performance obligations from contracts with customers was $352,465. The Company expects to recognize approximately 54% of its remaining performance obligations as revenue over the next 12 months, with the remaining recognized up to five years.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table provides information about disaggregated revenues by major product line:

	Year ended December 31,
	2024	2023

Products	$46,275	$50,703
Services	100,355	95,816
Subscriptions	128,250	114,773

	$274,880	$261,292

For information regarding disaggregated revenues by geographical market, please see Note 16.

The Company records a provision for estimated sale returns, credits and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns and other known factors. Such provisions amounted to $5,275 and $3,345 as of December 31, 2024 and 2023, respectively. The provision for estimated sale returns and credits as of December 31, 2024 and 2023, is included in other payables and accrued expenses in the consolidated balance sheets.

In instances of contracts where revenue recognition differs from the timing of invoicing, the Company has generally determined that those contracts do not include a significant financing component. The Company uses the practical expedient and does not assess the existence of a significant financing component when the difference between payment and revenue recognition is a year or less.

Costs to obtain contracts:

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the products or services to which the asset relates. Sales commissions paid for new contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized proportionately to revenue over an expected period of benefit and are included in sales and marketing expenses in the accompanying consolidated statements of income (loss). The Company applies judgment in estimating the amortization period, by taking into consideration its product life term, history of renewals, and expected length of customer relationship, as well as the useful life of the underlying technology and products. As of December 31, 2024, the Company has determined the expected period of benefit to be approximately 3.21 years. Deferred commission costs capitalized are periodically reviewed for impairment.

As of December 31, 2024 and 2023, the amount of deferred commission was $20,228 and $23,008, respectively, and is included in other long-term assets on the consolidated balance sheets.

During the year ended December 31, 2024 and 2023, the Company recorded amortization expenses in connection with deferred commissions in the amounts of $12,754 and $13,729, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Shipping and handling fees and costs:

Shipping and handling fees charged to the Company’s customers are recognized as product revenue in the period shipped and the related costs for providing these services are recorded as a product cost of revenues in the consolidated statements of income (loss).

p.	Cost of revenues:

Cost of products is comprised of cost of software and hardware production, hosting, manuals, packaging, license fees paid to third parties, subcontractor fees, inventory write-offs and amortization of acquired technology.

Cost of services is comprised of cost of post-sale customer support and hosting services.

q.	Accounts receivable, net:

Accounts receivable are recorded at the invoiced amount, net of allowance for credit losses, which amounted to $53 and $174 as of December 31, 2024 and 2023, respectively. The allowance for credit losses is based on the Company’s assessment of the collectability of accounts. The Company regularly assesses credit losses based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer, and the financial condition of the customer.

Accounts receivable deemed uncollectible are charged against the allowance for credit losses when identified. The allowance of credit losses was not material for the periods presented.

The Company generally provides a one-year warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's historical experience.

r.	Research and development expenses, net:

Research and development costs are charged to the consolidated statements of income (loss) as incurred. ASC No. 985-20, "Software - Costs of Software to Be Sold, Leased, or Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

Research and development grants deducted from research and development expenses, net amounted to $42, $430 and $1,354 for the years ended December 31, 2024, 2023 and 2022, respectively.

t.	Accounting for share-based compensation:

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

The fair value of each market-condition based RSU and market-condition based share-options award is estimated on the date of grant using the Monte Carlo model that uses the assumptions noted in the following table:

	Year ended December 31,
	2024	2023	2022

Risk free interest rate	3.88%-4.02%	4.06%-4.16%	2.74%-2.75%
Dividend yields	0%	0%	0%
Expected volatility	32.02%- 35.35%	29.83%- 35.23%	27.54%- 32.88%
Weighted-average expected term from grant date (in years)	3-5.16	3-5.16	2.43-5.17

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

The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2024, 2023 and 2022 was estimated using the following weighted-average assumptions:

Employees' share option plan:

	Year ended December 31,
	2024	2023	2022

Risk free interest rate	3.89%	4.87%	2.72%
Dividend yields	0%	0%	0%
Expected volatility	37%	34%	31%
Weighted-average expected term from grant date (in years)	3.41	3.39	3.41

u.	Income taxes:

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

v.	Concentrations of credit risks:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits, marketable securities and trade receivables, net.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The majority of the Group's cash, cash equivalents, marketable securities and bank deposits are invested in high-quality financial institutions mainly in the U.S. and Israel, and the Group regularly monitors their composition and maturities. The Company’s derivatives expose it to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions and by spreading the risk across a number of major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored on an ongoing basis. The Company grants credit to its customers in the normal course of business.

For each of the years ended December 2024, 2023 and 2022, credit loss expenses were immaterial.

As of each of December 31, 2024 and 2023, no single customer represented 10% or more of accounts receivable. No single customer accounted for more than 10% of total revenue for the periods presented.

The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short-term and long-term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2024, all of our short- and long-term bank deposits were deposited in Israel with major Israeli banks, which are all rated AAA, as determined by the Israeli affiliate of Standard & Poor's ("S&P").

As of December 31, 2024, the maximal contractual duration of any of the Company's bank deposits was 3 years, the weighted-average duration of the Company's deposits was 1.44 years, and the weighted-average time to maturity was 1.12 years.

From a geographic perspective, 87% of the Company’s debt marketable securities portfolio was invested in debt securities of U.S. issuers, 4% was invested in debt securities of European issuers and 9% was invested in debt securities of other geographic-located issuers. As of December 31, 2024, 90% of the Company's debt marketable securities portfolio was rated A- or higher, as determined by S&P, and 10% was rated BBB or BBB+.

w.	Derivative and hedging activities:

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

Gains and losses on derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that are attributable to a particular risk), are recorded in accumulated other comprehensive income (loss) and reclassified into consolidated statements of income (loss) in the same accounting period in which the designated forecasted transaction or hedged item affects earnings.

During 2024 and 2023, the Company entered into forward contracts to hedge a portion of anticipated NIS payroll and benefit payment. These derivative instruments are designated as cash flow hedges, as defined by ASC 815, and accordingly are measured in fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses at the time that the hedged income or expense is recorded.

As of December 31, 2024, we had outstanding currency forward contracts in the total amount of approximately $47,858 to hedge portions of its forecasted expenses denominated in NIS. These forwards contracts expire on various dates until September 30, 2025.

As of December 31, 2024, the Company recorded an asset in other receivables and prepaid expenses in the amount of $1,163. As of December 31, 2023, the Company recorded an asset in other receivables and prepaid expenses in the amount of $1,213.

For the year ended December 31, 2024, the Company recorded hedging profits of $86 deducted from cost of revenues, and hedging profits of $449 deducted from operating expenses related to its hedging forward contracts. For the years ended December 31, 2023 and 2022, the Company recorded hedging expenses of $584 and $318, respectively, in cost of revenues and hedging expenses of $4,215 and $2,477, respectively, in operating expenses, related to its hedging forward contracts.

The Company currently hedges its exposure to the variability in future cash flows for a maximum period of one year. As of December 31, 2024, the Company expects to reclassify all of its unrealized gains from accumulated other comprehensive income to earnings during the next 12 months.

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

Severance pay expenses, related to our Israeli employees, for the years ended December 31, 2024, 2023 and 2022 amounted to approximately $4,925, $5,108 and $5,067, respectively. Accrued severance pay is included in other long-term liabilities in the consolidated balance sheets.

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

During the years ended December 31, 2024, 2023, and 2022, the Company recorded $260, $285 and $322, respectively, of expenses related to the 401(k) plan. The Company also has other liabilities for severance pay in other jurisdictions.

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
The carrying amounts of cash equivalents, trade receivables, trade payables, short- and long-term bank deposits, other current assets and prepaid expenses and other payables and accrued expenses, approximate at fair value because of their generally short maturities.

In accordance with ASC No. 820, the Company measures its money market funds, marketable securities and foreign currency derivative contracts at fair value. Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

z.	Non-controlling interests:

Non-controlling interests of subsidiaries represents the amount of funds received in exchange for the minority rights in Skyhawk and share-based compensation expenses for equity awards of certain subsidiaries granted to employees of those subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company.

On January 18, 2022, the Company established Skyhawk and transferred to Skyhawk all of the intangible assets related to the Cloud Native Protector. On April 29, 2022, Skyhawk entered into the Agreement. According to the Agreement, as amended, Skyhawk issued a total of 31,210,708 Preferred A Shares, NIS 0.001 par value each (“Preferred Shares”), for a total consideration of $35,000 representing a price per share of $1.12.

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

The non-controlling interests presented in the Company’s consolidated balance sheets as of December 31, 2024, comprise of $35,000 of funds received in exchange for the non-controlling interests in Skyhawk and $5,802 accumulated share-based compensation expenses for equity awards of certain other subsidiaries granted to employees of those subsidiaries.

aa.	Comprehensive income (loss):

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

ab.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury shares as a reduction of shareholders' equity. The voting rights attached to treasury shares are revoked.

ac.	Basic and diluted net income (loss) per share:

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

The total number of ordinary shares related to outstanding share options excluded from the calculation of diluted income (loss) per share as they would have been anti-dilutive was 893,089, 2,003,939 and 4,341,401 for the years ended December 31, 2024, 2023 and 2022, respectively.

ad.
ASC 280, "Segment Reporting"' establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company's CODM is its Chief Executive Officer.

The Company reports segment information based on a management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments (see Note 15).

ae.	Business combinations:

The Company accounted for business combinations in accordance with ASC No. 805, "Business Combinations" ("ASC 805"). Under ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business” (“2017-01”), the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

The Company applies the provisions of ASC 805 and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

af.	New accounting pronouncements not yet effective:

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”), which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income (loss) Statement Expenses” (“ASU 2024-03”). ASU 2024-03 requires disaggregation of certain costs and expenses included in each relevant expense caption on the Company's consolidated statements of income (loss) in a separate note to the financial statements at each interim and annual reporting period, including amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

ag.	Recently issued and adopted pronouncements:

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). Additional segment reporting information required by ASU 2023-07 includes: disclosing the title and position of the individual or the name of the group or committee identified as the CODM, providing in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually, and providing additional disclosures regarding significant segment expenses. Effective December 31, 2024, the Company has adopted this standard retroactively. The adoption of ASU 2023-07 only affects disclosures, with no impacts to the Company's financial condition and results of operations (see Note 15).

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

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and SecurityDAM's respective products and services. The goodwill is deductible for income tax purposes. The fair value of the contingent consideration related to the investment in SecurityDAM was $3,866 as of December 31, 2024, refer to Note 5 for more information. Changes in the contingent consideration are recorded in the consolidated statements of income (loss) in operating expenses, net under general and administrative expenses.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES

Debt securities with contractual maturities of less than one year are as follows:

	December 31,
	2024				2023
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$-	$-	$-	$-	$36,891	$(312)	$45	$36,624
US government	3,780	-	2	3,782	-	-	-	-
Corporate debentures	68,962	(72)	322	69,212	50,419	(672)	1	49,748

Total marketable securities	$72,742	$(72)	$324	$72,994	$87,310	$(984)	$46	$86,372

Debt securities with contractual maturities from one to three years are as follows:

	December 31,
	2024				2023
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$1,888	$(8)	$7	$1,887	$16,883	$(132)	$38	$16,789
US government	-	-	-	-	-	-	-	-
Corporate debentures	27,784	(165)	17	27,636	16,308	(264)	12	16,056

Total marketable securities	$29,672	$(173)	$24	$29,523	$33,191	$(396)	$50	$32,845

Debt securities with contractual maturities of more than three years are as follows:

	December 31,
	2024				2023
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$-	$-	$-	$-	$288	$(2)	$-	$286
US government	-	-	-	-	-	-	-	-
Corporate debentures	-	-	-	-	-	-	-	-

Total marketable securities	$-	$-	$-	$-	$288	$(2)	$-	$286

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

Debt securities with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2024 are as follows:

	December 31, 2024
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair Value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Foreign banks and government debentures	$1,591	$(7)	$-	$-	$1,591	$(7)
US government	-	-	-	-	-	-
Corporate debentures	32,873	(190)	18,610	(48)	51,483	(238)

Total available-for-sale marketable securities	$34,464	$(197)	$18,610	$(48)	$53,074	$(245)

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

As of December 31, 2024 and 2023, interest receivable amounted to $1,038 and $837, respectively, and is included within marketable securities in the consolidated balance sheets.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2024 and 2023:

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:

Money market funds	$3,069	$-	$-	$3,069

Other receivables and prepaid expenses:

Derivative instruments	-	1,163	-	1,163

Marketable securities:

Foreign banks and government debentures	-	1,887	-	1,887
US government	-	3,782	-	3,782
Corporate debentures	-	96,848	-	96,848

Total financial assets	$3,069	$103,680	$-	$106,749

Liabilities

Contingent consideration	$-	$-	$3,866	$3,866

Total financial liabilities	$-	$-	$3,866	$3,866

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:

Money market funds	$11,990	$-	$-	$11,990

Other receivables and prepaid expenses:

Derivative instruments	-	1,213	-	1,213

Marketable securities:

Foreign banks and government debentures	-	53,699	-	53,699
Corporate debentures	-	65,804	-	65,804

Total financial assets	$11,990	$120,716	$-	$132,706

Liabilities

Contingent consideration	$-	$-	$6,332	$6,332

Total financial liabilities	$-	$-	$6,332	$6,332

The table below presents the changes in Level 3 contingent consideration obligation measured on a recurring basis and related to the SecurityDAM acquisition:

	Year ended December 31,
	2024	2023

Fair value at the beginning of the year	$6,332	$8,281
Changes in the fair value of contingent consideration in SecurityDAM	701	1,128
Reclassification of payable related to contingent consideration to other payables and accrued expenses (see Note 10)	(3,167)	(3,077)

Fair value at the end of the year	$3,866	$6,332

The fair value of the contingent consideration related to the acquisition of SecurityDAM was $3,866 as of December 31, 2024. The Company estimated the fair value of the contingent consideration using a predetermined percentage (as detailed in the agreement) out of expected revenues with a discount rate of between 9.86-10.04%.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2024	2023

Raw materials and components	$2,182	$1,991
Work-in-progress	658	119
Finished products	11,190	13,434

	$14,030	$15,544

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:

Computer, peripheral equipment and software	$97,450	$112,320
Office furniture and equipment	12,244	14,187
Leasehold improvements	7,695	8,268

	117,389	134,775
Accumulated depreciation:

Computer, peripheral equipment and software	85,213	98,199
Office furniture and equipment	10,350	11,993
Leasehold improvements	6,194	6,362

	101,757	116,554

Property and equipment, net	$15,632	$18,221

Depreciation expenses for the years ended December 31, 2024, 2023 and 2022 were $7,868, $8,276 and $7,986, respectively.

During 2024, the Company retired and fully depreciated assets that were no longer in use. As a result, $21.7 million of cost and related accumulated depreciation was removed from the accounts. No gain or loss was recognized.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	INTANGIBLE ASSETS, NET

Intangible assets:

	December 31,
	2024	2023

Cost:
Acquired technology	$45,607	$45,607
Customer relationships and brand name	9,817	9,817

	55,424	55,424

Accumulated amortization:
Acquired technology	33,857	29,889
Customer relationships and brand name	9,817	9,817

	43,674	39,706

Intangible assets, net	$11,750	$15,718

Amortization expenses for the years ended December 31, 2024, 2023 and 2022 were $3,968, $3,968 and $3,706, respectively.

Future estimated amortization expenses for the years ending:

December 31,

2025	$3,968
2026	3,725
2027	3,662
2028	395

Total	$11,750

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	LEASES

The Company has various operating leases for office space, vehicles and warehouse space that expire on different dates through 2030. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The Company provided several security deposits mainly to secure various operating lease agreements in connection with its office space.

Aggregate lease payments for the right of use assets over the remaining lease period as of December 31, 2024, are as follows:

2025	$5,029
2026	4,194
2027	3,364
2028	3,048
2029	2,642
2030	1,263

Total undiscounted lease payments	$19,540

Less: adjustment to discounted lease payments	(1,271)

Total discounted lease payments	$18,269

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2024:

Weighted-average remaining lease term (years):	4.70

Weighted-average discount rate:	3.17%

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2023:

Weighted-average remaining lease term (years):	5.49

Weighted-average discount rate:	2.84%

Total rent expenses for the years ended December 31, 2024, 2023 and 2022 were $5,542, $6,052 and $6,856, respectively (see also Note 18b).

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2024	2023

Accrued expenses and other payables	$9,458	$5,083
Subcontractors accrual	1,114	2,267
Accrued taxes	6,074	3,146
Contingent consideration related to acquisition	3,167	3,077

	$19,813	$13,573

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows and that the Company has provided an adequate accrual to cover the costs to resolve such legal proceedings, demands and claims.

b.	Royalties:

A wholly owned Israeli subsidiary of the Company has partially financed its research and development efforts through grants received from the IIA. In connection with the IIA grants, the subsidiary is committed to pay royalties to the IIA from its revenue, up to 100% of the amount of the grants received plus 3% annual interest, in accordance with the rules and regulations thereunder. The grants are deducted from research and development expenses. As of December 31, 2024, the remaining contingent obligation of the Israeli subsidiary in connection with such payment of royalties amounted to $434.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 12:-	SHAREHOLDERS’ EQUITY

The Company's shares are listed for trade on the NASDAQ Global Select Market under the symbol "RDWR."

a.
Rights of shares:

Ordinary Shares:

The ordinary shares confer upon the holders the right to receive notice to participate and vote in shareholders meetings of the Company and to receive dividends, if declared.

b.
Treasury shares:

In August 2023, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2024 Plan”). The 2024 plan became effective on November 1, 2023 and expired on August 31, 2024.

In August 2024, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2025 Plan”). The 2025 plan came into effect upon the expiration of the 2024 Plan and will expire on February 13, 2026.

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

Pursuant to the Share Option Plans, the Company reserved for issuance 37,612,967 ordinary shares as of December 31, 2024.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, exept share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

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

As of December 31, 2024, the number of Reserved and Authorized Shares under the Share Option Plans is as detailed below:

2024

Share options exercised and outstanding	27,608,943
RSUs vested and outstanding	7,925,902
Ordinary shares available for issuance under the Share Option Plans	2,078,122

Total reserved and authorized shares as of December 31, 2024	37,612,967

A summary of employees’ and directors’ options activity under the Company's Share Option Plans as of December 31, 2024 is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2024	2,003,939	$23.70	2.77	$152
Granted	299,856	19.04
Exercised	(9,054)	22.65
Expired	(626,377)	24.15
Forfeited	(28,467)	30.54

Outstanding at December 31, 2024	1,639,897	$22.56	2.39	$2,928

Exercisable at December 31, 2024	884,267	$24.71	1.28	$495

Vested and expected to vest at December 31, 2024	1,631,574	$22.56	2.38	$2,907

The weighted-average grant-date fair value of options granted during the years ended December 31, 2024, 2023 and 2022 was $6.11, $5.48 and $6.77, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, exept share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2024, there was approximately $1,691 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's Share Option Plans. That cost is expected to be recognized over a weighted-average period of 0.67 years.

The total intrinsic value of options exercised during the years 2024, 2023 and 2022 was $11, $9 and $1,894, respectively.

The aggregate intrinsic value of the outstanding share options at December 31, 2024 and 2023, represents the intrinsic value of 746,808 and 180,000, respectively, outstanding options that are in-the-money as of such dates. 893,089 outstanding options were out-of-the-money as of December 31, 2024.

The options outstanding under the Company’s Share Option Plans as of December 31, 2024 have been separated into ranges of exercise price as follows:

December 31, 2024
Outstanding				Exercisable
		Weighted-
		average	Weighted-		Weighted-
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$15.12-19.75	511,755	3.81	$17.29	60,000	$15.83
$22.5-24.89	870,520	1.71	$23.28	601,820	$23.42
$26.52-29.1	129,000	1.49	$27.99	103,563	$27.78
$32.71-35.43	128,622	2.11	$33.18	118,884	$33.07

	1,639,897			884,267

The following table summarizes information relating to the number of RSUs, as well as changes to such awards during 2024:

Year ended December 31,
2024

Outstanding at January 1, 2024	3,361,035
Granted	1,517,180
Vested	(899,360)
Forfeited	(523,717)

Outstanding as of December 31, 2024	3,455,138

As of December 31, 2024, there was approximately $43,081 of total unrecognized compensation costs related to non-vested RSUs granted under the Company’s Share Option Plans. That cost is expected to be recognized over a weighted-average period of 2.74 years.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, exept share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2024, 2023 and 2022 were $21.49, $15.82 and $21.31, respectively.

The weighted-average grant date fair value of RSUs vested during the years ended December 31, 2024, 2023 and 2022 were $26.67, $29.01 and $23.65, respectively.

The weighted-average grant date fair value of RSUs forfeited during the years ended December 31, 2024, 2023 and 2022 were $21.74, $27.16 and $22.88, respectively.

Share-based compensation was recorded in the following items within the consolidated statements of income (loss):

	Year ended December 31,
	2024	2023	2022

Cost of revenues	$366	$515	$399
Research and development, net	5,423	7,709	7,215
Sales and marketing	10,663	12,395	11,196
General and administrative	7,956	10,531	7,286

Total expenses	$24,408	$31,150	$26,096

e.	Skyhawk (CNP) Security Ltd. Share Option Plans:

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

As of December 31, 2024, there were approximately $697 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Skyhawk Plan. That cost is expected to be recognized over a weighted-average period of 1.20 years.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, exept share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

Share-based compensation was recorded in the following items within the consolidated statements of income (loss):

	Year ended December 31,
	2024	2023
Cost of revenues	$-	$-
Research and development, net	670	796
Sales and marketing	217	159
General and administrative	712	1,917

Total expenses	$1,599	$2,872

A summary of employees’ and directors’ options activity under the Skyhawk Option Plan as of December 31, 2024 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2024	18,676,305	$0.32	5.74	3,017,612
Granted	1,601,000	0.48	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Forfeited	(2,445,000)	0.48	-	-

Outstanding at December 31, 2024	17,832,305	$0.31	4.74	3,017,612

Exercisable at December 31, 2024	2,140,151	$0.01	4.69	2,011,742

Vested and expected to vest at December 31, 2024	17,832,305	$0.31	4.74	3,017,612

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, exept share and per share data

NOTE 13:-	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2024	2023	2022

Numerator for basic and diluted net earnings (loss) per share:

Net income (loss)	$6,038	$(21,590)	$(166)

Weighted-average shares outstanding, net of treasury shares:

Denominator for basic net earnings (loss) per share	41,982,851	42,871,770	44,943,168
Effect of dilutive securities:
Employee share options and RSUs	1,380,055	-	-

Denominator for diluted net earnings (loss) per share	43,362,906	42,871,770	44,943,168

Basic net earnings (loss) per share	$0.14	$(0.50)	$(0.00)

Diluted net earnings (loss) per share	$0.14	$(0.50)	$(0.00)

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME

a.	General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2024	2023

Beginning balance	$6,189	$7,434
Decrease related to expired tax years	-	(424)
Additions for prior year tax positions	326	125
Decrease for prior year tax positions	(378)	(1,879)
Additions for current year tax positions	557	933

Ending balance	$6,694	$6,189

The Company adjusts the unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available.

During the years ended December 31, 2024, 2023 and 2022, net amounts of $278, $225 and $236, respectively, were added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2024 and 2023, the Company had accrued interest liability related to uncertain tax positions in the amounts of $889 and $611, respectively, which is included within other long-term liabilities on the consolidated balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within taxes on income in the consolidated statements of income (loss).

The Company's U.S subsidiary files income tax returns in the U.S federal jurisdiction. As of December 31, 2024, the 2021 through 2024 tax years are open and may be subject to potential examinations in the U.S.

The Company is currently undergoing a tax audit for the years 2019 through 2022.

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

Commencing in taxable year 2003, the Company has elected to measure its taxable income and file its tax return under the Israeli Income Tax Regulations. Under the Foreign Exchange Regulations, an Israeli company calculates its tax liability in U.S. dollars according to certain orders. The tax liability, as calculated in U.S. dollars is translated into NIS according to the exchange rate as of December 31st of each year.

2.	Tax rates:

The Israeli corporate tax rate in 2024, 2023 and 2022 was 23%. A company is taxable on its real capital gains at the corporate tax rate in the year of sale. Non-Israeli subsidiaries are taxed according to the tax laws in their jurisdictions.

3.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

Management believes that the Company currently qualifies as an "industrial company" under the above law and, as such, is entitled to certain tax benefits, including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

4.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which includes Amendment 73 to the Law (“Amendment 73”) was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9%, effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

Amendment 73 also prescribes special tax tracks for technological enterprises, and the new tax tracks under the amendment are as follows:

Technological preferred enterprise – an enterprise whose total consolidated revenues (parent company and all subsidiaries) is less than NIS 10 billion. Technological Preferred Enterprise, as defined in the law, which is not located in development area A, is subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A, the tax rate is 7.5%), subject to satisfaction of a number of conditions, including compliance with a minimal amount or ratio of annual Research and development expenditure and Research and development employees, as well as having at least 25% of annual income derived from exports.

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

As part of the temporary order, the Company opted to implement the provisions included in the temporary order and completed the taxes on all of its trapped tax-exempt earnings. As a result, the Company paid Nil and Nil during 2024 and 2023, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

c.	Taxes on income are comprised as follows:

	Year ended December 31,
	2024	2023	2022

Current taxes	$6,188	$3,255	$6,865
Deferred taxes	439	582	(1,986)

	$6,627	$3,837	$4,879

Domestic	$3,651	$1,079	$2,820
Foreign	2,976	2,758	2,059

	$6,627	$3,837	$4,879

	Year ended December 31,
	2024	2023	2022
Domestic taxes:

Current taxes	$4,777	$488	$2,967
Deferred taxes	(1,126)	591	(147)

	3,651	1,079	2,820
Foreign taxes:

Current taxes	1,411	2,767	3,898
Deferred taxes	1,565	(9)	(1,839)

	2,976	2,758	2,059

	$6,627	$3,837	$4,879

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2024	2023

Carryforward losses and tax credit	$16,862	$12,249
Deferred revenues	4,976	6,237
Unrealized loss on marketable securities	-	296
ROU assets	1,886	2,234
Temporary differences	10,694	9,566

Deferred tax assets before valuation allowance	34,418	30,582
Valuation allowance	(11,930)	(8,434)

Net deferred tax assets	22,488	22,148

Intangible assets, including goodwill	(4,656)	(4,547)
Operating lease liabilities	(1,909)	(2,242)
Depreciable assets	(837)	(1,043)

Deferred tax liability	(7,402)	(7,832)

Net deferred tax assets	$15,086	$14,316

e.	Foreign:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act, which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Apportioned income is also subject to tax in various states.

Through December 31, 2024, the U.S. subsidiary had a U.S. federal loss carryforward of $2,880, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2027 and fiscal 2038.

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
A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the consolidated statements of income (loss) is as follows:

	Year ended December 31,
	2024	2023	2022

Income (loss) before taxes, as reported in the consolidated statements of income (loss)	$12,665	$(17,753)	$4,713

Statutory tax rate	23%	23%	23%
Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$2,913	$(4,083)	$1,084
Tax adjustment in respect of different tax rate of foreign subsidiary	(141)	(57)	48
Non-deductible expenses and other permanent differences	820	536	197
Deferred taxes on losses for which valuation allowance was provided, net	3,498	2,635	2,402
Foreign withholding taxes	637	637	3,138
Share compensation relating to share options per ASC No. 718	158	3,716	1,517
Income taxes in respect of prior years	671	1,246	(1,388)
Change of tax rate	-	-	(505)
Approved, Privileged and Preferred enterprise loss (benefits) (*)	(2,170)	(1,086)	(1,457)
Other	241	293	(157)

Actual tax expense	$6,627	$3,837	$4,879

(*) Basic earnings per share amounts of the benefit resulting from the “Approved, Privileged and Preferred Enterprise” status	$0.05	$0.03	$0.03

Diluted earnings per share amounts of the benefit resulting from the “Approved, Privileged and Preferred Enterprise” status	$0.05	$0.03	$0.03

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

h.	Income before taxes on income is comprised as follows:
	Year ended December 31,
	2024	2023	2022

Domestic	$10,656	$(33,444)	$(1,105)
Foreign	2,009	15,691	5,818

Income (loss) before taxes on income	$12,665	$(17,753)	$4,713

NOTE 15:-	SEGMENTS REPORTING

The Company reports segment information based on a management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments. The chief operating decision maker ("The CODM") is our Chief Executive officer (CEO). The CODM assesses the performance of each operating segment using information about revenue and segment operating income that is defined as operating income generated at the segment level, excluding unallocated corporate income or expense.

Commencing January 1, 2023, management has determined that the Company operates in two reportable segments.

The Company’s reportable segments are:

•
Radware’s Core Business – this segment consists of our core business operations, including our cloud security as-a-service products, application and data centers security products and our application availability products; and

•
The Hawks’ Business – this segment consists of the operations of our two subsidiaries: SkyHawk, a spinoff of our former cloud native protector business. which now provides an agentless Cloud-native threat Detection and Response (CDR), combined with Cloud Infrastructure Entitlement Manage (CIEM), Cloud Security Posture Management (CSPM) and Autonomous Purple Team for AWS Google Cloud and Azure, and EdgeHawk, which is engaged in transforming routers and network nodes into security platforms.

While the Company transitioned into two reportable segments, it remains focused on the consolidated results as an important measure of performance, particularly given the high level of cooperation among these two segments.

The Company’s CODM does not regularly review assets and liabilities information by reportable segments. Therefore, the Company does not report assets and liabilities information by segment.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	SEGMENTS REPORTING (Cont.)

The following tables present information about the Company’s reported segment revenues and operating income (loss) for the periods indicated:

	Year ended December 31, 2024
	Radware Core	Hawks	Total

Revenues	$274,384	$496	$274,880

Other segment items *	264,635	14,132	278,767

Operating income (loss)	$9,749	$(13,636)	$(3,887)

Financial income, net			$16,552

Income before taxes on income			$12,665

	Year ended December 31, 2023
	Radware Core	Hawks	Total

Revenues	$260,322	$970	$261,292

Other segment items *	277,124	15,848	292,972

Operating loss	$(16,802)	$(14,878)	$(31,680)

Financial income, net			$13,927

Loss before taxes on income			$(17,753)

	Year ended December 31, 2022
	Radware Core	Hawks	Total

Revenues	$290,408	$3,018	$293,426

Other segment items *	281,992	14,773	296,765

Operating income (loss)	$8,416	$(11,755)	$(3,339)

Financial income, net			$8,052

Income before taxes on income			$4,713

* Radware Core consists of cost of revenues, G&A, S&M, and R&D, with the Hawks primarily consisting of R&D.

Depreciation expenses of the Hawks’ business segment for the years ended December 31, 2024, 2023 and 2022 were $97, $85 and $45, respectively.

Depreciation expenses of Radware’s core business segment for the years ended December 31, 2024, 2023 and 2022 were $7,771, $8,191 and $7,941, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2024, 2023 and 2022 from a geographical perspective:

	Year ended December 31,
	2024	2023	2022
Revenues from sales to customers located at:

The United States	$83,429	$72,963	$94,014
America - other	34,311	30,472	29,933
EMEA*	94,075	96,488	104,219
Asia Pacific	63,065	61,369	65,260

	$274,880	$261,292	$293,426

*	Europe, the Middle East and Africa.

The following table presents long-lived assets and ROU assets as of December 31, 2024 and 2023 from a geographical perspective:

	December 31,
	2024	2023
Long-lived assets by geographic region:

America (principally the United States)	$1,905	$1,905
Israel	29,344	34,888
EMEA - other	556	753
Asia Pacific	2,283	1,452

	$34,088	$38,998

NOTE 17:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

	Year ended December 31,
	2024	2023	2022
Financial income, net:

Interest on bank deposits and other	$13,122	$11,377	$5,137
Amortization of premiums, accretion of discounts and interest on debt marketable securities, net	4,903	2,787	1,754
Gain (loss) on sale of marketable securities	-	(243)	68
Bank charges	(236)	(197)	(207)
Foreign currency differences, net	(1,237)	203	1,300

	$16,552	$13,927	$8,052

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain members of the Company's Board of Directors, management or shareholders have interest:

a.	The following related party balances are included in the consolidated balance sheets:

	December 31,
	2024	2023

Trade receivables and prepaid expenses	$2,888	$1,562

Trade payables and accrued expenses	$2,415	$707

b.	The following related party transactions are included in the consolidated statements of income (loss):

	Year ended December 31,
	2024	2023	2022

Revenues (1)	$5,730	$3,298	$2,327

Cost of revenues (2)	$-	$-	$2,822

Operating expenses, net - primarily lease, subcontractors and communications (3)	$8,085	$7,707	$8,018

Purchase of property and equipment	$9	$194	$1,175

(1)	Distribution of the Company's products by a related party on a non-exclusive basis.

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