Form 20-F
period 2025-12-31
RADWARE LTD
filed 2026-03-31
CIK 1094366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2025

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

43,145,971 Ordinary Shares, NIS 0.05 par value per share

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

When the following terms and abbreviations appear in the text of this annual report, they have the meanings indicated below:

•	“AI Technologies” means, collectively, AI, Gen AI, machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and model;

•	“Articles of Association” is to our Amended and Restated Articles of Association;

•	“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999, as amended;

•	“DDoS” means Distributed Denial of Service;

•	“dollars,” “$,” or “US$” are to U.S. dollars;

•	“EUR” are to euros;

•	“Nasdaq” is to the Nasdaq Stock Market LLC;

•	“NIS” or “shekels” are to New Israeli Shekels;

•	“ordinary shares” are to our ordinary shares, par value NIS 0.05 per share;

•	the “SEC” is to the U.S. Securities and Exchange Commission;

•	the “U.S.” is to the United States; and

•	“U.S. GAAP” are to generally accepted accounting principles in the United States.

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

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

In addition to historical facts, this annual report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We make forward-looking statements in this annual report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “subject,” “potential,” or the negative of these terms or other similar expressions. For example, the statements we make regarding the following matters are forward-looking by their nature:

•	our strategic and business plans, relationships and outlooks or future results and economic performance;

•
our competitive position, including in light of the competition in the market for cybersecurity and application delivery solutions and in our industry in general, and changes in the competitive landscape, including as a result of the integration of AI Technologies;

•
the impact of global economic conditions, including as a result of conflicts and instability in the Middle East, the war in Ukraine, tensions between China and Taiwan and financial and credit market fluctuations (including elevated interest rates);

•	impacts from tariffs or other trade restrictions, inflation, and the potential for regional or global recessions;

•	our ability to attract, train, and retain highly qualified personnel;

•	our use of AI Technologies; and

•	outages, interruptions, or delays in hosting services.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under Item 3.D. “Risk Factors” in this annual report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation, and expressly disclaim any duty to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

Table of Contents

PART I		8
ITEM 1.	Identity of Directors, Senior Management and Advisers	8
ITEM 2.	Offer Statistics and Expected Timetable	8
ITEM 3.	Key Information	8
A.	[Reserved]	8
B.	Capitalization and Indebtedness	8
C.	Reasons for the Offer and Use of Proceeds	8
D.	Risk Factors	8
ITEM 4.	Information on the Company	40
A.	History and Development of the Company	40
B.	Business Overview	40
C.	Organizational Structure	60
D.	Property, Plants and Equipment	61
Item 4A.	UNRESOLVED Staff Comments	62
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	62
A.	Operating Results	63
B.	Liquidity and Capital Resources	75
C.	Research and Development, Patents and Licenses, etc.	78
D.	Trend Information	78
E.	Critical Accounting Estimates	80
ITEM 6.	Directors, Senior Management and Employees	84
A.	Directors and Senior Management	84
B.	Compensation	88
C.	Board Practices	92
D.	Employees	96
E.	Share Ownership	98
F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation	101
ITEM 7.	Major Shareholders and Related Party Transactions	101
A.	Major Shareholders	101
B.	Related Party Transactions	104
C.	Interests of Experts and Counsel	107
ITEM 8.	Financial Information	108
A.	Consolidated Statements and Other Financial Information	108
B.	Significant Changes	108

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

Summary of Risk Factors

The following constitutes a summary of the material risks relevant to an investment in our Company:

Risks Related to Our Business and Our Industry

•	Changing or severe global market and economic conditions could have a material adverse effect on our results of operations.

•
We are highly dependent upon independent distributors to sell our solutions to customers.  If our distributors do not succeed in selling our products and services, we may not be able to operate profitably.

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

•	Our global operations may expose us to additional risks.

•	We have incurred net losses in the past and may incur losses in the future.

•	A slowdown in the growth of the cybersecurity and application delivery solutions market would reduce our addressable market and solutions sales.

•	If the market for our cloud-based solutions does not continue to develop and grow, we may incur capital and operating losses.

•	Our solutions have long sales cycles, which may reduce the predictability of our financial performance.

•	We may pursue acquisitions or other investments that could disrupt our business and harm our financial condition.

•	Our business in countries with a history of corruption and transactions with foreign governments increases the risks associated with our international activities.

•	Currency exchange rates and fluctuations of exchange rates could have a material adverse effect on our results of operations.

•	Undetected defects and errors may increase our costs and impair the market acceptance of our products.

•	Our business and operating results could suffer if third parties infringe upon our proprietary technology.

•	Our products may infringe on the intellectual property rights of others.

•	Laws, regulations and industry standards affecting our business are evolving, and unfavorable changes could harm our business.

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

•
Complications with the design or implementation of our new enterprise resource planning (“ERP”) system, or major disruptions or deficiencies of our other information technology systems, could adversely impact our business and operations.

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

•
Our disclosures and initiatives related to environmental, social and governance (ESG) matters, including those related to climate change and sustainability, expose us to numerous risks, including risks to our reputation, business, financial performance and growth.

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

•
We are a foreign private issuer and, as a result, we are subject to reporting obligations and corporate governance practices that, to some extent, are more lenient than those of a U.S. domestic public company whose shares are listed on Nasdaq.

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

Risks Related to Our Business and Our Industry

Changing or severe global market and economic conditions could have a material adverse effect on our results of operations.

Our business is affected by global market and economic conditions, uncertainties and downturns, including as a result of instability in the Middle East (see the risk factor below titled “Political, economic and military instability in the Middle East or Israel may harm our business”), the tensions between China and Taiwan, export controls recently imposed by the United States with respect to, among other things, graphics processing units (GPUs), and central banks in the markets in which we operate that have tightened their monetary policies and, until recently, raised interest rates, which may impact current and anticipated market demand for our solutions. Uncertainties about current global market and economic conditions continue to pose a risk as our current or prospective customers may postpone or reduce demand and spending priorities in response to such uncertainties. This could result in, among other things, a reduction in our revenues or a failure to achieve anticipated revenue growth, longer sales cycles, and slower adoption of new technologies, as well as downward pressure on the price of our solutions. Other macro conditions may have other adverse effects on the global markets and economy, which are difficult to predict, such as disruptions of the global supply chain and energy markets, instability of any bank with which we maintain a commercial relationship, inflation pressures, rising interest rates or a period of elevated interest rates or impacts from tariffs or other trade restrictions. Each of the above events could have a material adverse effect on our business, operating results, and financial condition.

We are highly dependent upon independent distributors to sell our solutions to customers.  If our distributors do not succeed in selling our products and services, we may not be able to operate profitably.

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

Any disruption in our supply chain, such as disruptions resulting from failure in telecommunication systems; acts of war, terrorism, cyber-attacks or natural disasters, including major environmental or public health concerns, such as the COVID-19 pandemic; lack of skilled labor; the disruption of transportation networks; and adverse weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

We rely on a few vendors to provide our hardware platforms and components for the manufacture of our products.

We primarily rely on a few original design manufacturers (“ODMs”), for the manufacture and supply of our hardware platforms, with approximately 81% of our direct product costs in 2025 related to these vendors. If we are unable to continue to do business with these ODMs and/or other components vendors on acceptable terms or should any of these ODMs and/or components vendors cease to supply us with such platforms or components for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers could result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time during such a transition period, any of which could have a material adverse effect on our business, financial condition and results of operations.

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

  The cybersecurity and application delivery solutions marketplace is highly competitive and has very few barriers to entry, particularly in our focus areas. We expect competition to intensify in the future, including as a result of the integration of AI technologies into the markets in which we compete, and we may lose market share if we are unable to compete effectively.

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

  The cybersecurity market is experiencing rapid technological shifts driven by accelerated Digital Transformation and Generative/Agentic AI. These advancements enable adversaries to create targeted exploits and accelerate cyberattack deployment. In addition, evolving network infrastructures, application architectures, development methodologies, and stringent compliance mandates further complicate the landscape. The active and evolving cyber threat environment is also intensified by weaponized AI tools. To address these challenges effectively, we must focus on several critical areas:

•	Enhancing Core Product Performance: Increasing throughput, capacity, algorithmic coverage, and efficiency to manage the growing velocity and complexity of attacks.

•
Adapting to Infrastructure Changes: Providing relevant solutions for Generative/Agentic AI, multi-cloud and hybrid cloud environments in response to fundamental shifts in customers’ data centers and application/data locations.

•
Innovating Modern Application Security: Developing new solutions to address changes in application deployment frameworks, workflows, API usage, account takeover attacks, browser security, supply chain threats, and edge delivery technologies.

•
Expanding Security Coverage: Extending protection to API, LLM, client-side, edge, DNS, cloud-native, business logic, encrypted/web DDoS, and AI-driven attacks, including those using natural language processing and automated methods.

•
Service Enhancements: Increasing support/service delivery to accommodate rising customer demands and infrastructure scale. Expanding our managed security services for the cloud and through the cloud – organically and inorganically.

•	Compliance and Regulatory Adaptation: Meeting new regulations related to publicly exposed services and sensitive data validation.

Our future success also hinges on our ability to accurately identify market trends and anticipate evolving customer needs, invest in research and development, including acquiring complementary solutions, timely develop, introduce, and support relevant new solutions and enhancements, and achieve market acceptance of these offerings.

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

We use various AI Technologies throughout our business, and are making significant investments in this area. For example, we use AI Technologies to serve some of our cloud customers.

There are significant risks involved in developing, maintaining and deploying AI Technologies. In particular, if the models underlying our AI Technologies are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services and business, as well as our reputation, could suffer, or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

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

  The regulatory framework for AI Technologies is rapidly evolving as government bodies and agencies in many geographical jurisdictions have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations. Already, certain existing legal regimes (e.g., relating to data privacy) regulate certain aspects of AI technologies, and new laws regulating AI technologies have either entered into force or are expected to enter into force in the near future.

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

  We currently offer our solutions in over 80 countries. For the years ended December 31, 2025 and 2024, our sales outside North, Central and South America represented approximately 59% and 57%, respectively, of our total sales. We also rely on third-party service providers around the world to supply physical hosting and cloud environments in order to deliver and support our cloud-based services. Our global business operations involve varying degrees of risk and uncertainty inherent in doing business in so many different jurisdictions. Such risks include, among others: difficulties and costs of staffing and managing foreign operations; the possibility of unfavorable circumstances and additional compliance costs arising from host country laws or regulations, including unexpected changes in the interpretations thereof and reduced protection for intellectual property rights in some countries; partial or total expropriation; export duties and quotas; local tax exposure; economic or political instability, including as a result of insurrection, war, natural disasters, and major environmental, climate or public health concerns, such as the COVID-19 pandemic; differences in business practices; recessionary environments in multiple foreign markets; and damage to, or failure of, systems at third-party hosting facilities around the word resulting in outages or interruptions in our cloud-based services. We cannot be certain that the foregoing factors will not have a material adverse effect on our future revenues and, as a result, on our business, operating results, and financial condition.

  We have incurred net losses in the past and may incur losses in the future.

  Although we reported net income in 2025 and 2024, we incurred net losses in 2023. Although we recorded an operating income of $11.4 million in 2025, in 2024 and 2023 we recorded an operating loss of $3.9 million and $31.7 million, respectively, and in 2023 we recorded a net loss of $21.6 million. Our ability to maintain or increase profitability in the future depends in part on the following factors: the economic health of the global economy, including geopolitical tensions; record levels of inflation and rising interest rates or a period of elevated interest rates; fluctuations in currency exchange rates, particularly volatility in the NIS/USD exchange rate; impacts from tariffs or other trade restrictions; changes in technology trends in our market and other industries in which we currently or may in the future operate; our ability to develop and manufacture new products and technologies and deliver new solutions in a timely manner; the competitive position of our products and services; the continued acceptance of our solutions by our customers and in the industries that we serve; and our ability to manage expenses. In the future, it may be necessary to undertake cost reduction initiatives to be profitable, which could lead to a deterioration of our competitive position. Any difficulties that we encounter as we reduce our costs could negatively impact our results of operations and cash flows. Our revenues may not increase or may grow at a lower rate than we have experienced in the past several years or may even decline, which would negatively impact our results of operations and cash flows. We cannot assure you that we will continue to be profitable.

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

Our solutions have long sales cycles, which may reduce the predictability of our financial performance.

Our solutions are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. As a result, our pre-sales process can be subject to delays associated with customers’ budgetary constraints and lengthy approval and procurement processes. The sales cycles of our solutions to large customers can last for as long as 12 months (and in some cases even longer, for example, with carrier customers) from initial presentation to sale. Long sales cycles result in a delay to our generation of revenue. Long sales cycles also subject us to risks not usually encountered in short sales cycles, including our customers’ budgetary constraints and internal acceptance reviews and processes prior to purchase. In addition, orders expected in one quarter have in the past on several occasions, and could in the future, shift to another because of the timing of our customers’ procurement decisions. Furthermore, customers may defer orders in anticipation of new solutions or product enhancements introduced by us or by our competitors. These factors complicate our planning processes and reduce the predictability of our financial performance.

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

   As we operate and sell internationally, we are subject to the Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act of 2010 (the “UK Bribery Act”) and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We have operations, deal with and make sales to governmental customers in countries known to experience corruption, particularly certain emerging countries in Eastern Europe, South and Central America, East Asia, Africa and the Middle East. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, channel partners or sales agents that could be in violation of various anti-corruption laws, even though these parties may not be under our control. The safeguards we have implemented or may implement in the future to prevent these practices by our employees, consultants, channel partners and sales agents may prove to be less than effective, and our employees, consultants, channel partners or sales agents may engage in conduct for which we might be held responsible. Violations of the FCPA, the UK Bribery Act or other anti-corruption laws may result in severe criminal or civil sanctions, including suspension or debarment from government contracting, and we may be subject to other liabilities, which could negatively affect our business, operating results, and financial condition.

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

We are required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security because we receive, store, use and otherwise process personal information from our employees, customers, the employees of our customers and our end users. Laws, regulations and industry standards that apply to our business are becoming more prevalent and constantly evolving, particularly in the area of data and cybersecurity. We may be impacted by changes in privacy-related and cybersecurity-related regulations governing the collection, use, retention, sharing and security of personal data that we collect, utilize, or otherwise process from our customers and/or visitors to their websites and others. Complying with a diverse range of privacy and cybersecurity requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Any failure, or perceived failure, by us to comply with any privacy or cybersecurity-related laws, government regulations or directives, or industry self-regulatory principles could result in damage to our reputation or proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business.

Given the global nature of our operations, we are subject to a variety of local, state, national, and international laws and directives and regulations related to privacy and data protection, data security, data storage and retention, data transfer and deletion, and technology protection. These laws may include, among others, the following:

•	The European General Data Protection Regulation (“GDPR”).

•	UK General Data Protection Regulation and the UK Data Protection Act 2018 (“UK DP Laws”).

•	EU laws and directives, including the Digital Operational Resilience Act (“DORA”), the Digital Services Act, the Network and Information Security Directive II and the Cyber Resilience Act (“CRA”).

•	U.S. state and federal laws, including the California Consumer Privacy Act (“CCPA”) and follow-on legislation in the California Privacy Rights Act (“CPRA”).

   For example, in the European Economic Area (EEA), we are subject to the GDPR and in the United Kingdom we are subject to the United Kingdom data protection regime consisting primarily of the UK DP Laws, in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA member states and the United Kingdom, impose a strict data protection compliance regime. GDPR and UK DP Laws can expose us to enforcement actions and investigations by regulatory authorities and potentially result in regulatory penalties and significant legal liability, if our information technology security efforts fail and if we fail to disclose any material cybersecurity incident in an adequate and timely manner. Accordingly, a data security breach or privacy violation that leads to unauthorized access to, disclosure or modification of personal information, that prevents access to personal information or materially compromises the privacy, security, or confidentiality of the personal information, could result in fines, increased costs or loss of revenue. Our compliance with GDPR and UK DP Laws, as well as other data privacy and cybersecurity laws around the world, evolving regulations of cloud computing, cross-border data transfer restrictions and other domestic or foreign regulations, has required and will continue to require us to invest significant resources in compliance and compliance-related areas.

Furthermore, laws, regulations and industry standards are subject to constant and, at times, drastic changes that, particularly in the case of industry standards, may arrive with little or no notice, and these could either help or hurt the demand for our solutions. If we are unable to adapt our solutions to changing laws, regulations and industry standards in a timely manner, or if our solutions fail to assist our customers with their compliance initiatives, our customers may lose confidence in our solutions and could switch to competing solutions. Recent legal developments in Europe have created complexity and uncertainty regarding transfers of personal data from the EEA and the United Kingdom to the United States. These recent developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to or in the U.S. Such legal developments also cause us to look at our operations and review our data flows to ensure we can continue to meet clients’ increasing requests for data to remain in-country or in-region. Further, the GDPR is also subject to change, and it is possible that it may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. For example, the European Data Protection Board continues to release guidelines for industries and impose fines related to the GDPR, some of which have been very significant, including proposed amendments to the GDPR in November 2025. At the same time, if, contrary to this trend, regulations and standards related to cybersecurity are changed in a manner that makes them less onerous, our customers may view government and industry regulatory compliance as less critical to their businesses, and our customers may purchase fewer of our solutions, or none at all. In either case, our sales and financial results would be negatively impacted and could be materially adversely affected.

Additionally, if third parties we work with, such as sub-processors, vendors or developers, violate applicable laws or regulations, contractual obligations or our policies - or if it is perceived that such violations have occurred - such actual or perceived violations may also have an adverse effect on our business. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security, disclosure or other processing of users’ content, or regarding the manner in which the express or implied consent of users for the collection, use, retention or other processing of such content is obtained, could increase our costs and require us to modify our network, products and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process customer data or develop new products and features.

   For more information, see Item 4.B. "Business Overview – Government Regulations – Data Privacy and Data Protection."

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

The amount of goodwill and intangible assets on our consolidated balance sheets was, as of December 31, 2025, approximately $75.8 million, compared to $79.8 million as of December 31, 2024. We regularly review our intangible and tangible assets, including goodwill, for impairment. Goodwill is subject to impairment review at least annually, and other intangible assets are reviewed for impairment when there is an indication that impairment may have occurred. Impairment testing has led to, and may in the future lead to, significant impairment charges.

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

The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit” (“LOB”) rule and a “principal purposes test” (“PPT”) rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. In addition, the OECD has been working on proposals, commonly referred to as “BEPS 2.0,” which would make important changes to the international tax system, by allocating taxing rights in respect of certain profits of multinational enterprises above a fixed profit margin  to the jurisdictions within which they carry on business (subject to threshold rules) and imposing a minimum  effective tax rate on certain multinational enterprises. The rules for a global minimum tax have been implemented in a number of jurisdictions with effect from 2024. There have been and are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation  of BEPS or BEPS 2.0. In line with the above-mentioned global developments in international taxation, the State of Israel has recently enacted the Law for the Taxation of Multinational Enterprise Groups – 2025, entered into force on January 1, 2026, implementing key aspects of the OECD’s Pillar Two framework. In particular, the legislation introduces a domestic minimum top-up tax (Qualified Domestic Minimum Top-Up Tax – QDMTT) generally applicable to Israeli entities that are part of multinational enterprise groups with consolidated annual revenues of at least EUR 750 million, with the objective of ensuring a minimum effective tax rate of 15% on profits attributable to activities in Israel and preventing the allocation of taxing rights to foreign jurisdictions under the Income Inclusion Rule or the Undertaxed Profits Rule. It is noted that the Israeli Ministry of Finance has published an additional draft legislation as part of its 2026 Economic Plan, proposing a revised incentive regime for research and development activities in Israel, structured primarily as refundable or credit-based tax incentives designed to qualify under the OECD’s “qualified” incentive criteria in a Pillar Two environment. The OECD continues to release additional guidance and the Company intends to continue monitoring the new rules and country agreements. While certain BEPS initiatives are in the final stages of approval and/or implementation, we cannot comprehensively predict their outcome or what impact they will have on our tax obligations and operations or our financial statements, up to their final enactment in national and international legislation. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability or results of operations and could increase our administrative efforts.

The enactment of legislation changing the United States’ taxation of international business activities could materially impact our financial condition and results of operations.

Due to the expansion of our international business activities, any changes in the U.S. taxation of such activities may increase our worldwide effective tax rate, and adversely affect our financial condition and results of operations. For example, the Inflation Reduction Act of 2022 enacted in the United States introduced, among other changes, a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations (which the U.S. Treasury indicated may also apply to certain stock redemptions by a foreign corporation funded by certain United States affiliates). Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business, results of operations, and financial condition. The U.S. government has imposed (in certain cases, subject to deferral) significant tariffs on imports from certain jurisdictions and indicated the likely imposition of or significant increases in tariffs on goods imported into the United States from many other jurisdictions in the future, which could lead to corresponding punitive actions by the countries with which the U.S. trades. Further the U.S. presidential administration has indicated the intent to propose significant changes to the U.S. tax system. Many aspects of these potential proposals are unclear or undeveloped and we are unable to predict which, if any, changes to the U.S. tax system will be enacted into law, and what effects any enacted legislation might have on our tax liabilities. In addition, the U.S. presidential administration has indicated that the United States may impose retaliatory measures with respect to jurisdictions that have, or are likely to, put in place tax rules that are extraterritorial or disproportionately affect American companies. The likelihood of these changes being enacted or implemented is unclear.  Further, other foreign governments may enact tax laws in response to any changes in the U.S. taxation of international business activities that could result in further changes to global taxation and materially affect our financial condition and results of operations. We are currently unable to predict whether these or other changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, our suppliers or our consumers, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, results of operations and cash flow.

Complications with the design or implementation of our new ERP system, or major disruptions or deficiencies of our other information technology systems, could adversely impact our business and operations.

We rely extensively on information systems and technology to manage our business and summarize operating results. In January 2025, we have implemented a new cloud-based global ERP system. The new ERP system implementation process has required, and will continue to require, the investment of significant personnel and financial resources. Due to the new ERP system implementation process, we may  experience  delays, increased costs and other difficulties. Our reporting timelines might be delayed, the effectiveness of our internal control over financial reporting could be adversely affected, and/or our ability to assess those controls adequately could be delayed. In addition, any major disruptions or deficiencies in the design and implementation of our other information technology systems, particularly those that impact our operations, could adversely affect our ability to run our business.

In 2025, we also completed the migration of our on‑premises data warehouse and business intelligence systems to a cloud‑based environment. This transition may expose us to risks inherent in the use of cloud computing technologies. These risks include, among others, potential vulnerabilities arising from misconfigurations, unauthorized access, data breaches, or service disruptions affecting cloud service providers. The reliance on third‑party technology vendors increases exposure to operational and cybersecurity risks beyond our direct control. Furthermore, the use of cloud infrastructure may expand the potential attack surface and heighten threats associated with data integrity, confidentiality, and regulatory compliance. We continue to evaluate, monitor, and enhance our information security and vendor management programs to mitigate these risks; however, we cannot assure you that such measures will be sufficient to prevent or detect all possible threats or incidents.

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

In 2025 and 2024, 2% and 3% of our total revenues were from sales to customers located in Russia, respectively. We continuously review and monitor our contractual relationships with suppliers and customers to establish whether any of them are the target of the applicable sanctions. In the event that we identify a party with which we have a business relationship that is the target of applicable sanctions, we would immediately activate a legal analysis of what gives rise to the business relationship, including any contract, to estimate the most appropriate course of action to comply with the sanction regulations, together with the impact of a contractual termination according to the applicable law, and then proceed as required by the regulatory authorities. However, given the range of possible outcomes, the full costs, burdens, and limitations on our and our customer’s and business partners’ businesses are currently unknown and may become significant.

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

Our disclosures and initiatives related to environmental, social and governance (ESG)  matters, including those related to climate change and sustainability, expose us to numerous risks, including risks to our reputation, business, financial performance and growth.

There has been increasing public focus by investors, customers, employees, policymakers, environmental activists, the media and governmental and nongovernmental organizations, as well as other stakeholders, on a variety of ESG matters, which may increase costs (including but not limited to increased costs related to compliance, stakeholder engagement, and contracting), impact our reputation, or otherwise affect our business performance. As we identify ESG topics for voluntary disclosure, we have expanded and, in the future, may continue to expand, our voluntary disclosures in these areas. Statements about our ESG initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. As a result, we cannot guarantee that our approach will align with any particular stakeholder’s expectations or preferences. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our ESG goals on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

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

As of March 20, 2026, the estate of the late Yehuda Zisapel beneficially owned approximately 2.5% of our outstanding ordinary shares, which is held in two equal parts by Roy Zisapel’s siblings (namely, Carmi Zisapel and Adi Zisapel); Nava Zisapel beneficially owned approximately 6.9% of our outstanding ordinary shares; and their son, Roy Zisapel (our President, Chief Executive Officer and a director), beneficially owned approximately 5.9% of our outstanding ordinary shares (which includes one third of our outstanding ordinary shares of the estate of the late Yehuda Zisapel) (see Items 6.E “Share Ownership” and 7.A “Major Shareholders”). As a result, if these shareholders act together, they could exert significant influence on the election of our directors and on decisions by our shareholders on matters submitted to shareholder vote, including mergers, consolidations and the sale of all or substantially all of our assets. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.

Provisions of our Articles of Association and Israeli law as well as the terms of our equity incentive plan could delay, prevent or make a change of control of us more difficult or costly, which could depress the price of our ordinary shares.

The provisions in our Articles of Association relating to the election of our directors in three staggered classes, the submission of shareholder proposals for shareholder meetings and the quorum requirement for adjourned shareholder meetings may have the effect of delaying or making an unsolicited acquisition of our Company more difficult. Israeli corporate and tax laws, including the ability of our Board of Directors to adopt a shareholder rights plan without shareholder approval, may also have the effect of delaying, preventing or making an acquisition of us more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, an Israeli court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, our Key Employee Share Incentive Plan (1997), as amended (the “Share Incentive Plan”), provides that, in the event of a “Hostile Takeover” (which is defined to include, among others, an unsolicited acquisition of more than 20% of our outstanding shares), the vesting of all or a portion of our outstanding equity awards will accelerate, unless otherwise determined by our Board of Directors (or a committee thereof). As a result, an acquisition of our Company that triggers the said acceleration will be more costly to a potential acquirer. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control over us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unwilling to do so because of these provisions.

Our share price has been volatile in the past and may be subject to volatility in the future.

The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. For example, during 2025, the lowest closing price of our share was $19.43, compared to the highest closing price of our share of $30.80 during the same year. The volatility of our share price may have a negative impact on our financial performance as a result of its negative impact on employee retention. Numerous factors, many of which are beyond our control, may cause the market price and trading volume of our ordinary shares to fluctuate significantly and decrease further, including:

•	operating results that do not meet forecasts by securities analysts;

•	announcements concerning us or our competitors;

•	the introduction of new products and new industry standards;

•	general market conditions and changes in market conditions in our industry;

•	the general state of securities markets (particularly the technology sector);

•
political, economic and other developments in the State of Israel, the U.S. and worldwide, including, for example, the Ukraine-Russia conflict and uncertainty and conflicts between Israel and Hamas, Israel and Hezbollah and Israel and Iran; and

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

For our taxable year ended December 31, 2025, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2025 and prior taxable years. The tests for determining PFIC status are applied annually, and require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, the aggregate value of our gross assets is likely to be determined in part by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years. U.S. shareholders should consult with their U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares. For a more detailed discussion of the rules relating to PFICs and related tax consequences, please see the section of this annual report titled Item 10.E “Taxation—United States Federal Income Tax Considerations.”

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

We are a foreign private issuer and, as a result, we are subject to reporting obligations and corporate governance practices that, to some extent, are more lenient than those of a U.S. domestic public company whose shares are listed on Nasdaq.

We report under the Exchange Act as a Foreign Private Issuer (“FPI”). Thus, we are exempt from certain provisions of the Exchange Act applicable to U.S. domestic public companies, which are more expansive and require more frequent filings, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act and the content of proxy statements, (ii) the rules under Section 16 of the Exchange Act subjecting officers, directors to short-swing profit recovering and principal shareholders to reporting and short-swing profit recovery and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing full unaudited financial statements and notes thereto and other specified information, and current reports on Form 8-K, which are due upon the occurrence of specified significant events. In addition, FPIs are not required to file their annual reports on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers like us are required to file their annual reports on Form 10-K within 60 days after the end of each fiscal year. We are required to report certain material developments in reports furnished on Form 6-K with the SEC, and we have furnished and intend to continue furnishing on Form 6-K our unaudited quarterly financial information after the end of each fiscal quarter. FPIs are also exempt from Regulation FD, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, our shareholders may not have the same protections and/or access to information afforded to shareholders of companies that are not FPIs.

As an FPI whose shares are listed on Nasdaq, we are also permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq rules. We currently follow home country practices in Israel in lieu of compliance with the Nasdaq requirements for (i) quorum requirements for an adjourned shareholders meeting; (2) shareholder approval for adoption and material amendments to share incentive plans and (3) the distribution of annual and interim reports, which requirements apply to a domestic U.S. issuer. For more information, see “Item 16G. Corporate Governance.” While we otherwise follow all Nasdaq corporate governance requirements applicable to domestic companies, we may later decide to rely on exemptions from certain of these requirements as an Israeli FPI. For instance, unlike the requirements of Nasdaq, there are currently no mandatory corporate governance requirements in Israel that would require us to (i) have a majority of our board of directors be independent, (ii) establish a nominating/governance committee, or (iii) hold regular executive sessions where only independent directors may be present. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is accorded to investors of domestic issuers.

We could lose our status as a “foreign private issuer” under applicable securities laws and regulations if more than 50% of our outstanding voting securities were to become directly or indirectly held of record by U.S. holders and any one of the following were true: (i) the majority of our directors or executive officers were U.S. citizens or residents; (ii) more than 50% of our assets were located in the United States; or (iii) our business were administered principally in the United States. If we were to lose our status as a “foreign private issuer” in the future, we would no longer be exempt from the rules described above and, among other things, we would be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur significant additional legal, accounting, and other expenses and would likely have to divert significant management time and resources in order to comply with U.S. domestic issuer requirements.

Risks Related to Operations in Israel

Political, economic and military instability in the Middle East or Israel may harm our business.

We are incorporated under Israeli law, and our principal offices and manufacturing and research and development facilities are located in Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic, and security conditions in Israel and the surrounding region could directly affect our business, and our operations and financial results could be adversely affected in the event of any political instability, terrorism, armed conflicts, or other hostilities in the Middle East or Israel, including the ongoing uncertainty with Iran, Hezbollah and Hamas.

Israel continues to face heightened regional security risks, including the aftermath of the October 7th attacks, ongoing military operations in Gaza, escalating hostilities with Hezbollah along the northern border with Lebanon, and, most recently, with Iran. While a ceasefire between Israel and Lebanon (with respect to Hezbollah) was announced in November 2024, a ceasefire between Israel and Iran was announced in June 2025 and a ceasefire between Israel and Hamas was announced in October 2025, in February 2026, hostilities between Israel and Iran escalated again. In late February 2026, the United States, together with Israel, launched a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability, including, in early March 2026, resumed conflicts with Hezbollah and, in late March 2026, resumed involvement of the Houthi movement through the launch of missile and drone attacks against Israel. The situation remains highly fluid, and we are unable to predict if, when, or on what terms, this escalation will be resolved.  These developments have resulted in prolonged security alerts, disruptions to civilian and commercial activity, and increased geopolitical volatility. Any further deterioration in the security situation, whether through expanded conflict, sustained rocket fire, cyberattacks, or regional escalation, could adversely impact our workforce, facilities, supply chain, customer activity, and overall business continuity. Additionally, prolonged instability may affect macroeconomic conditions in Israel, including currency volatility, inflationary pressures, supply chain limitations and changes in government policy, any of which could materially and negatively affect our business, financial condition, and results of operations.

Furthermore, some of our officers and employees are, unless exempt, obligated to perform annual military reserve duty, depending upon their age and prior position in the army.  They may also be subject to being called to active duty at any time under emergency circumstances. For example, during 2025 and 2024, in connection with the October 2023 war, approximately 3% of our total workforce was called to perform immediate military service, and additional employees may be called as armed conflicts require. Such employees may be absent for an extended period of time. Our operations could be disrupted by the absence, for a significant period, of one or more of these officers or other key employees due to military service, and any disruption in our operations could harm our business.

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East, including the October 2023 war, such as damages to our facilities resulting in the disruption of our operations. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be assured that this government coverage will be maintained or will be adequate in the event we submit a claim. We could be adversely affected by any major hostilities, including acts of terrorism as well as cyber-attacks or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant downturn in the economic or financial condition of Israel, or a significant increase in the rate of inflation. For example, in September 2024, Moody’s Investors Service (Moody’s) downgraded the Government of Israel’s foreign-currency and local-currency issuer ratings to BAA1 from A2, which is also the current rating, and in October 2024, S&P global downgraded Israel long-term ratings to A from A+, which is also the current rating. Other global rating agencies may take similar actions. Such downgrades might adversely affect the macroeconomic conditions in which we operate and also potentially deter foreign investment in Israel or Israeli companies, which may, among other things, hinder our ability to raise additional funds, if deemed necessary by our management and Board of Directors.

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

Finally, prior to the October 2023 war, the Israeli government began to pursue changes to Israel’s judicial system and has recently renewed its efforts to effect such changes. In response to the foregoing developments, certain individuals, organizations, and institutions, both within and outside of Israel, voiced concerns that such proposed changes, if adopted, may negatively impact the business environment in Israel, including by causing a downgrade to Israel’s sovereign credit rating and Israel’s international standing. Such proposed changes may also lead to political instability or civil unrest. If such changes to Israel’s judicial system are pursued by the government and approved by the parliament, this may have an adverse effect on our business, results of operations, and ability to raise additional funds, if deemed necessary by our management and Board of Directors.

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

We have in the past received, and in the future may apply for, royalty-bearing or non-royalty bearing grants from the Israeli Innovation Authority (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry) (the “IIA”), for research and development programs that meet specified criteria pursuant to the Law for the Encouragement of Research, Development and Technological Innovation in Industry, 1984 (formerly known as the Law for Encouragement of Research and Development in Industry, 1984), and the regulations promulgated thereunder (the “Innovation Law”). The terms of the IIA grants limit our ability to manufacture products outside of Israel or to transfer technologies in or outside Israel if such products or technologies were developed using know-how developed with or based upon IIA grants. In addition, a change of control in us and the acquisition of 5% or more of our ordinary shares by a non-Israeli may require notification to the IIA and the provision of an undertaking to comply with the Innovation Law, some of the principal restrictions and penalties of which are the transferability limits described above and elsewhere in this annual report.

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

Radware Inc., our wholly owned subsidiary in the United States, which conducts the sales and marketing of our products and services primarily in the United States and Canada, is our authorized representative and agent in the United States. The principal offices of Radware Inc. are located at 575 Corporate Dr., Lobby 2, Mahwah, New Jersey 07430 and its telephone number is 201-512-9771.

In September 1999, we conducted the initial public offering of our ordinary shares that commenced trading on the Nasdaq.

In the past decade, we have made several acquisitions, including, most recently, (i) in January 2026, we acquired Pynt, Inc., an API security testing company, and (ii) in February 2022, we acquired the technology and operations of DC Security Ltd. (previously known as SecurityDAM Ltd. (“SecurityDAM”)), a related party who was a cloud DDoS network operator that supplied us with scrubbing center services used for the provision of our cloud DDoS Protection Service.

Recent Major Business Developments

For recent major product activities, see Item 4.B “Business Overview—Our Solutions” under the captions “Recent Solution Offering Activities” and “Recent Partnerships Activities.”

For a discussion of our capital expenditures and divestitures, see Item 5.B “Liquidity and Capital Resources – Principal Capital Expenditures and Divestitures.”

B.          Business Overview

Overview

General

We are a provider of application security and delivery solutions for multi-cloud environments. Our solutions secure the digital experience by providing infrastructure, application, and network protection and availability services to companies globally. Our solutions are deployed by, among others, enterprises, carriers, and cloud service providers.

Our solutions are offered in two main categories:

•	Products – We offer a range of cloud-based security-as-a-service subscriptions, on-premises hardware and software products, and product subscriptions (or a combination of these) to our customers.

•	Services – We offer managed services, professional services, technical support and training and certification to our customers and partners.

The sections below provide an overview of our key solutions and services according to the above go-to-market targets.

Reportable Segments

The Company operates in two reportable segments:

•
Radware’s Core Business – This segment consists of our core business operations, including our cloud security-as-a-service products, application and data centers security products and our application availability products.

•
The Hawks’ Business – This segment consists of the operations of our two subsidiaries: SkyHawk (“CNP”) Security Ltd. (“SkyHawk Security”), which provides an agentless Cloud-native threat Detection and Response (“CDR”), combined with Cloud Infrastructure Entitlement Management (“CIEM”), Cloud Security Posture Management (“CSPM”) and Autonomous Purple Team for AWS Google Cloud and Azure, and EdgeHawk Security Ltd. (“EdgeHawk”), which is engaged in providing carrier security solutions by transforming routers and network nodes into security platforms. We refer to SkyHawk Security and EdgeHawk collectively as the “Hawks.”

In February 2026, we resolved to sell or cease the operations of Skyhawk Security.

For additional details regarding these two reportable segments, see Item 5.A – “Operating Results” and Notes 2ad and 15 to our consolidated financial statements included elsewhere in this annual report.

Our Products

The main categories of the products and services we offer are as set forth below.

Our cloud-based subscription offering consists of the following:

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

We offer several Add-Ons to our Cloud DDoS Protection Service:

o
Cloud Web DDoS Protection. We offer our cloud customers an additional protection layer dedicated to detecting and mitigating application-layer DDoS attacks. Our Cloud Web DDoS Protection uses advanced L7 behavioral-based detection and mitigation techniques to block Web DDoS Tsunami attacks, offering protection against advanced HTTP/S floods that use randomization techniques to bypass traditional protections.

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

o
Cloud Network Analytics. Our Cloud Network Analytics Service provides users with detailed, granular insight into network traffic, network services in use and more. The cloud network analytics service allows administrators to eliminate errors when planning network deployments and stay ahead of DDoS threats via early detection of network abuse and intrusion.

o
AI SOC Xpert DDoS. Our AI SOC Xpert DDoS add-on delivers agentic AI–powered SOC capabilities that accelerate detection, analysis and mitigation of DDoS attacks. Leveraging real-time behavioral analytics, it automates root-cause analysis—reducing Mean Time to Resolve (MTTR) by up to 20 times —and provides one‑click, context-driven remediation. An intuitive AI assistant offers instant forensic insights and guidance, enabling SOC teams to operate more efficiently and effectively, improving their ability to protect the organization.

o
Cloud Application Protection Services: Our Web Application and API Protection (WAAP) suite is a one stop shop for organization’s application security needs, providing WAF, API Security, bot management, Layer 7 DDoS (Web DDoS) mitigation, account takeover (ATO) protection and client-side protection. Our Cloud Application Protection Services are offered in three service plans. Each plan is designed to cater to different cybersecurity needs and risk exposure, as well as different levels of managed services:

o
Standard Plan: Our Standard plan offers the industry benchmark protection level with several extra features and capabilities. It includes Radware’s Cloud WAF, API protection, zero-day attack protection, Basic Bot Protection, and 1Gbps of network DDoS protection, as well as our Service Level Agreement (SLA).

o
Advanced Plan: Advanced plan takes application security to the next level by offering advanced protection capabilities for those that want to ensure they are well protected from more sophisticated and unknown attacks. The plan includes, on top of the Standard plan, Radware’s Advanced WAF with its path access protection engine that protects against more sophisticated unknown and zero-day attacks, AI-based Correlation Engine (Source Blocking), 10Gbps of network DDoS Protection, as well as JS supply chain mapping, monitoring, and attack detection for client-side protection. It also includes Radware’s intelligence feed – the ERT Active Attackers Feed (EAAF), and further support for onboarding and policy reviewing.

o
Complete Plan: Radware’s Complete plan provides a security blanket for the customer's entire application environment – from client-side to server-side. This plan includes everything the Advanced plan has to offer, with the addition of Radware’s Bot Manager and its behavior-based multi-layered detection and mitigation, automated API discovery and API security policy generation, real-time API Business Logic Attack Protection, and client-side protection enforcement.

We offer several Add-Ons to our Cloud Application Protection Services:

o
Cloud Web DDoS Protection. We offer an additional protection layer dedicated to detecting and mitigating application-layer DDoS attacks. Our Cloud Web DDoS Protection uses advanced L7 behavioral-based detection and mitigation techniques to block Web DDoS Tsunami attacks, offering protection against advanced HTTP/S floods that use randomization techniques to bypass traditional protections.

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

o
Threat Intelligence Service.  Our Threat Intelligence services shed light on why certain IPs are flagged, providing insights and context in real-time. The actionable intelligence allows organization to confidently assess threats, enable informed decisions and proactively defend against threats before they escalate. Key features of the Threat Intelligence Services include:

◾	Actionable Data from Real Cyber Attacks

◾	Research into any suspicious IP address with IP insights and Open Proxys and Malware Data

◾	Reputation alert to ensure Network Security and Integrity by proactively informing of potential cyber-attacks originating from the organization's own network.

◾	Seamless REST API Integration to any environment, existing security workflows and systems

o
AI SOC Xpert Application Protection. Our AI SOC Xpert for Application Protection strengthens defenses at the application layer with AI-driven support for both WAF and Bot management. It equips SOC teams to handle application traffic and malicious bot activity with greater visibility, faster investigation and precise remediation guidance. Key capabilities of the AI SOC Xpert for Application Protection include:

◾	AI-driven tuning recommendations to reduce false positives and streamline policy management

◾	Faster onboarding and structured investigation tools

◾	Visual dashboards that highlight incidents, anomalies and attack patterns

◾	Reduce alert fatigue and faster time to resolution across application and bot incidents

o
LLM Firewall. Our new LLM Firewall solutions secures generative AI use with real-time AI-based protection at the prompt level. It stops threats before they reach the organization’s origin servers. The solution enforces enterprise-grade security and compliance by detecting risks like prompt injection, data leaks, harmful content, brand safety and usage policies in real time. The solution is model-agnostic, easy to onboard and secures AI use across platforms without disrupting workflows or innovation.

Our hardware and software products consist of the following key products:

o
DefensePro X Attack Mitigation Device. DefensePro® X, our real-time perimeter attack mitigation device, secures organizations against emerging network multivector and DDoS attack campaigns, IoT botnets, application vulnerability exploitation, malware and other types of cyberattacks. DefensePro X behavioral-based technology is designed to prevail over modern sophisticated attack tools and cybercriminals.

The DefensePro X lineup is combined with additional subscriptions for Network and Application protection:

o	Network Protection Subscription – Silver – includes ERT Security Update Subscription (SUS), ERT Active Attacker Feed (EAAF) and Location based mitigation (GeoIP) subscriptions.

o	Network Protection Subscription – Gold – includes, on top of the Silver subscription, also ERT under attack service.

o	Application Protection Subscription – Standard provides basic HTTPS protection and includes Transport Layer Security (TLS) acceleration module.

o
Application Protection Subscription – Advance - provides advanced behavioral protection for encrypted flood attacks, TLS inspection, DNS protection, Advance Application-aware protection, and threat intelligence under attack.

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

•
Alteon Perform Package. For deployments requiring performance optimization, advanced application performance monitoring, global server load balancing, link load balancing, automated/optimized ADC service operation, Alteon Advanced Analytics and Geolocation database updates. Provided on top of Alteon Deliver Package.

•
Alteon Secure Package. For applications that require our most advanced protections, including an embedded WAF module, authentication gateway, bot management, and threat intelligence feeds (WAF SUS, ERT Active Attackers Feed). Provided on top of Alteon Perform Package.

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

o
Radware Kubernetes WAAP. Radware Kubernetes WAAP is a Web Application Firewall and API security solution for continuous integration and continuous delivery (CI/CD) environments orchestrated by Kubernetes. Our Kubernetes WAAP integrates with common software provisioning, testing and visibility tools in the CI/CD pipeline offering both IT security and DevOps personnel detailed insight down to the pod and container levels, and enables organizations to implement application and data security in on-premise and cloud-based implementations.

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

Cyber Controller supports several licenses according to each customer-managed environment and customer needs.

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

o
Cyber Controller MSSP Portal: the MSSP Portal is designed to help service providers to deliver cyber security services while simultaneously reducing Total Cost of Ownership (TCO) and MTTR, and surpassing margin revenue targets. It provides end-customers with comprehensive insights into the status of their protected network, offering visibility into both peacetime and attack traffic. Additionally, our portal allows service providers to offer invaluable services such as self-operating capabilities to their customers, particularly for those with expertise in security operations. Leveraging the power of multitenancy, our MSSP portal enables service providers to efficiently manage multiple customers, ensuring seamless operations and optimal resource utilization.

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

o
ERT Service.  Our ERT is a group of security experts available 24x7 for proactive security support services for customers facing a broad array of application and network-layer attacks, such as denial-of-service (DoS) attacks, malware outbreaks and application exploits. Powered by Radware Threat Research Center, ERT engineers combat common and emerging attacks on a daily basis, providing customers with industry-leading expertise, best practices and a deep knowledge of threats, attack tools, intelligence and mitigation technologies. These services include:

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

Recent Solution Offering Activities

During 2025, our key solution offering activities consisted of the following:

•
We have announced a new solution, LLM Firewall, to secure applications that deploy generative AI models. The LLM Firewall is an add-on to all tiers of our Cloud Application Protection Services, and the first phase of our broader agentic AI protection solution for enterprises. LLM Firewall is designed to help address the growing security concerns around integrated LLM modules in applications and to protect the LLM prompt and response against attacks and abuse. It is designed to secure generative AI use with real-time, AI-based protection at the prompt level, stopping threats before they reach the LLM model. Fully model-agnostic and easy to integrate, it is designed to secure AI use across platforms without disrupting workflows or innovation.

•
We have expanded our Threat Intelligence Services with the launch of Telegram Claimed Attacks Report and TLS Fingerprint Reputation Feed. The subscription-based cloud services work in real-time, designed to provide global threat intelligence and visibility, thereby helping security teams to anticipate and neutralize emerging cyber threats before they materialize. In the face of escalating cyberthreats, these reports offer additional preemptive protection to strengthen cyber defenses and improve security posture with minimal operational effort.

•
We have expanded our AI SOC Xpert capabilities to cover new use cases to drive efficiencies. AI SOC Xpert now delivers root cause analysis, timeline, and incident context within minutes across both DDoS and bot attacks, providing analysts with the clarity they need to understand what happened and respond with speed and confidence, automatically and at scale. Whereas analysts previously relied on manual correlation or switching between tools, they can now access new dashboards for Application Protection and On-Premises DDoS Protection, along with significant AI enhancements to Cloud DDoS Protection. This unified view of what happened, why it matters, and how to respond reduces investigation fatigue and helps teams act faster under pressure thus reducing MTTR.

•
We have launched new cloud security service center in Tel Aviv, Israel (the new Tel Aviv facility marks our second cloud security center in Israel), in Bogota, Colombia, Chennai and Mumbai, India, Nairobi, Kenya, and Lima, Peru. These new service centers are part of our global cloud security network, comprising more than 50 centers worldwide with a total attack mitigation capacity of over 15Tbps.

•
We have partnered with SUSE SA, a global provider of open-source enterprise solutions, to offer service providers and enterprises a full stack, cloud-native Kubernetes security solution designed to achieve low latency, high availability, and regulatory compliant outcomes. The collaboration brings together our Kubernetes Web Application and API Protection (KWAAP) with SUSE's Rancher Prime and Edge platforms. The combined solution is designed to create a modular, open, and certified solution for securing distributed workloads at scale—from core data centers to the edge.

Our Competitive Strengths

Our solutions incorporate proprietary and innovative cybersecurity and application delivery technologies that help our customers to secure the digital experience for users of business-critical applications. We believe our competitive strengths are based on several elements, including the following:

•
Innovation, Proprietary Technologies, and Thought Leadership. We are offering innovative solutions in our domain. We were one of the first companies to offer hybrid attack mitigation solutions; behavioral DDoS attacks detection with automated real-time signature creation for attack mitigation; device fingerprinting technology implementation for Bot-based attacks detection; auto-policy generation for our WAF solution; protection against encrypted attacks without opening the sessions for DDoS protection; AI to detect attacks targeting workloads in public clouds; and Generative AI to help SOC teams act faster under pressure thus reducing MTTR significantly.  We believe this has given us significant expertise, know-how, and leadership in the market for cyber-attack mitigation solutions, and we take part in many technology communities, standard organizations, and open source projects. At the same time, we continue to invest in research and development of cybersecurity and application delivery technologies in order to introduce new and innovative solutions, which are supported and protected by multiple patents and proprietary rights.

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

•
Wide attacks coverage. Our solutions offer a wide coverage against attacks, including mitigation of all five generations of Bot attacks; negative and positive security models to defend against known (OWASP top-10) and zero-day web application attacks (standard solutions typically cover OWASP top-10 attacks only); and advanced DDoS attacks protection such as DNS flood attacks, burst floods, SSL flood attacks, IoT botnets and encrypted Web DDoS attacks.

•	Industry Awards. We gained multiple industry awards during 2025, including the following:

•	Quadrant Knowledge Solutions – 2025 DDoS Mitigation SPARK Matrix™ – Leader

•	Quadrant Knowledge Solutions – 2025 WAF SPARK Matrix™– Leader

•	Quadrant Knowledge Solutions – 2025 Bot Management SPARK Matrix™ – Leader

•	KuppingerCole - Leadership Compass Report for Web Application and API Protection 2025 – Overall and Innovation Leader

•	Forrester - The Forrester Wave™: Web Application Firewall Solutions, Q1 2025 – Strong Performer

•	Gartner Peer Insights - Voice of the Customer for Cloud Web Application and API Protection Report 2025 – Strong Performer

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

In 2025, approximately 41% of our revenues were generated from sales in North, Central and South America (principally in the United States), 37% were in Europe, the Middle East and Africa (EMEA) and 22% in Asia-Pacific, compared to 43%, 34% and 23%, respectively, in 2024, and 40%, 37% and 23%, respectively, in 2023. Other than the United States, which accounted for 31% of our total revenues in 2025, no other single country accounted for more than 10% of our revenues for 2025, 2024, and 2023.

In 2025, approximately 63% of our revenues derived from product sales, and 37% derived from service sales, compared to 57% and 43%, respectively, in 2024 and 56% and 44%, respectively, in 2023.

In 2025, approximately 77% of our revenues derived from the enterprise market and 23% derived from the carrier market, compared to approximately 79% and 21%, respectively, in 2024, and 77% and 23%, respectively, in 2023.

As of December 31, 2025, 2024, and 2023, no single customer accounted for more than 10% of our revenues.

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

Customer Support Services

Our technical support team, which consisted of 409 employees worldwide as of December 31, 2025, supports our sales force during the sales process, assists our customers, resellers and distributors with the initial installation, set-up and ongoing support of our products, and trains them on how to best use our solutions. The technical support team also assists with service onboarding processes and provides training to end-users of our services. In addition, our technical team trains and certifies our distributors and resellers to provide limited technical support in each of the geographical areas in which our products are sold and is directly responsible for remote support. Our Certainty Support Program offerings allow customers to automatically obtain new software versions of their products and obtain optimized performance by purchasing any of the following optional offerings: extended warranty, software updates, 24x7 help-desk (directly to our customers and through our distributors), on-site support and unit replacement. Some of our on-site services are provided by third-party contractors.

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

As of December 31, 2025, our research and development staff consisted of 406 employees and 68 subcontractors. Research and development activities take place mainly at our facilities in Israel; Bangalore, India; Vancouver, Canada; and North Carolina, United States. We employ established procedures for the required management, development and quality assurance of our new product developments. Our research and development organization is divided into Application Security, Infrastructure Security, Application Delivery, Management and Control, Cloud Services, and Chief Technology Officer groups. Within those groups the organization is divided according to our existing product solutions.  Each product group is headed by a group leader and includes team leaders and engineers. Each group has a dedicated quality assurance team.  In addition, we have an infrastructure department responsible for the development of our platforms that are the basis for all products, serving all product groups, which consist of a senior group leader, group leaders, team leaders, and engineers. The heads of all research and development divisions report to either the Chief Operating Officer or the Chief Technology Officer.

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

We primarily rely on two ODMs to manufacture and to supply our hardware platforms. In 2025, approximately 50% of our direct product costs were from one of these vendors and 31% were from the other vendor. Additionally, we rely on four other vendors, which, together with the two ODMs noted above, made up 95% of our direct product costs in 2025.

We conduct a business continuity plan (BCP) with all our vendors to ensure an immediate recovery in case of crisis that might jeopardize the supply of our products and services. For example, in light of the heightened regional security risks affecting Israel, including the aftermath of the October 7 attacks, ongoing military operations in Gaza, renewed hostilities along the northern border with Lebanon involving Hezbollah, and escalating tensions and periodic direct confrontations between Israel and Iran, we have implemented contingency measures designed to mitigate potential disruptions to our operations and supply chain. These measures include maintaining alternative logistics global routes, coordinating closely with our ODM vendors and global partners, and ensuring operational redundancy across multiple locations to support uninterrupted service to our customers worldwide.

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

Proprietary Rights

We rely on a combination of patent, trademark and trade secret laws, as well as confidentiality agreements and other contractual arrangements with our employees, distributors and others to protect our technology.

We hold various patents in, and have pending patent and provisional patent applications, in the United States and other jurisdictions to protect various aspects of our technology. These applications may not result in any patent being issued, and, even if issued, the patents may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged.  In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patent that we receive. For the risks and uncertainties associated with protecting our technology, see in Item 3.D “Risk Factors" under "Our business and operating results could suffer if third parties infringe upon our proprietary technology" and "Our products may infringe on the intellectual property rights of others."

Competition

The cybersecurity and application delivery market is highly fragmented and competitive, and we expect competition to intensify in the future.

Our principal competitors are:

•	DDoS Mitigation: Akamai Technologies, Inc. (“Akamai”), Imperva Inc. (“Imperva”), Netscout Systems, Inc. and Cloudflare, Inc.

•	Web Application Firewalls and Bot Management: Akamai, Imperva, Cloudflare, Inc., F5 Networks, Inc. (“F5”), and AWS.

•	Application Delivery: F5, A10 Networks, Inc., and Citrix Systems, Inc.

We expect to continue to face additional competition as new participants enter the market or extend their portfolios into related technologies. Larger companies with substantial resources, brand recognition and sales channels may also form consolidation and alliances with or acquire competing providers of application delivery or application and network security solutions and emerge as significant competitors. We also expect competition to intensify in the future as a result of the integration of AI technologies into the markets in which we compete, whether by existing or new market entrants.

We continue seeing new types of competitors from within the public cloud providers – as more companies rely on these environments to host their services and applications, these vendors start providing cybersecurity solutions that are typically relatively basic and customized for their own environment.  As we see more and more companies relying on more than one public cloud vendor, we expect to see additional competitors and rapid evolution of solutions and offerings.

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

Government Regulations

Data Privacy and Data Protection

Our activities in the cybersecurity market require that we comply with laws and regulations in the area of data privacy and data protection governing the collection, use, retention, sharing and security of personal data. Virtually every jurisdiction in which we operate has established its own legal framework relating to privacy, data protection, and information security matters with which we and/or our customers must comply. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, retention, disclosure, security, transfer, and other processing of data that identifies or may be used to identify or locate an individual. Some countries and regions have passed legislation that imposes significant obligations in connection with privacy, data protection, and information security.

Europe and UK

In the EEA, we are subject to the GDPR and in the United Kingdom we are subject to UK DP Laws, in each case in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual (personal data). The GDPR, and national implementing legislation in EEA member states and the United Kingdom, impose a strict data protection compliance regime, including restrictions on cross-border data transfers.

The DORA, which came into effect in the European Union in January 2025, requires additional security, resiliency, and governance controls for financial institutions and their third-party service providers. These controls require service providers to perform extensive security testing, security incident reporting, and detailed reviews of sub-processors used to deliver their service. In addition to the cost of maintaining the DORA control requirements, the DORA regulations include a schedule of fees and fines for non-compliance. The EU has also enacted legislation that would regulate non-personal data and establish new cybersecurity standards, and other countries, including the U.K., may similarly do so in the future. For example, the EU’s Digital Services Act imposes certain content moderation, notice and transparency obligations on digital platforms and intermediaries and certain data. Additionally, the EU’s Network and Information Security Directive II, adopted in 2023, regulates resilience and incident response capabilities of entities operating in a number of sectors, including the digital infrastructure sector and provides for EU member states to have issued implementing legislation by October 2024. The EU has also enacted the CRA which, among other things, sets cybersecurity standards and incident reporting requirements for hardware and software products in the EU market.

United States

  In the United States, there are numerous federal, state and local data privacy and security laws, rules and regulations governing the collection, sharing, use, retention, disclosure, security, transfer, storage and other processing of personal information, including federal and state data privacy and security laws, data breach notification laws and data disposal laws. For example, at the federal level, we are (or may become) subject to, among other laws and regulations, the rules and regulations promulgated under the authority of the Federal Trade Commission (“FTC”) (which has the authority to regulate and enforce against unfair or deceptive acts or practices in or affecting commerce, including acts and practices with respect to data privacy and security), as well as the Electronic Communication Privacy Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act (“HIPAA”), the FTC’s Health Breach Notification Rule and the Gramm Leach Bliley Act (and its implementing regulations). The U.S. Congress also has considered, is currently considering, and may in the future consider, various proposals for comprehensive federal data privacy and security legislation, to which we may become subject if passed. Requirements for compliance under HIPAA are also subject to change, as the U.S. Department of Health and Human Services Office of Civil Rights issued a proposed rule that would amend certain security compliance requirements for covered entities and business associates.  Further, the U.S. Department of Justice issued a final rule entitled, “Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons,” codified at 28 CFR part 202 (“Bulk Transfer Rule”). The Bulk Transfer Rule prohibits and restricts bulk transfers of sensitive personal data (including genetic and health data) to countries of concern, such as China, Russia, and Iran to prevent access by foreign adversaries. It restricts our ability to engage in certain cross-border transactions involving genomic or biological samples and related data, which may increase compliance costs, lead to increased regulatory scrutiny or liability, and may require additional contractual negotiations, which may adversely impact our business, financial condition, and operating results.

  At the state level, we are subject to laws and regulations relating to cybersecurity and data privacy, such as the CCPA. The CCPA broadly defines personal information and gives California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. The CCPA requires companies to implement reasonable security procedures and provides for severe civil penalties and statutory damages for violations and a private right of action for certain data breaches that result in the loss of unencrypted personal information. This private right of action increases the likelihood of, and risks associated with, data breach litigation. In addition, some of these laws (including the CCPA), along with other standalone health privacy laws, subject health-related information to additional safeguards and disclosures and some specifically regulate consumer health data, such as the Washington My Health My Data Act, Nevada’s Consumer Health Data Privacy Law, and Connecticut’s amendments to its privacy law to address health data. Numerous other states have also enacted, or are in the process of enacting or considering, comprehensive state-level data privacy and security laws and information-specific, rules and regulations that share similarities with the CCPA and may be applicable to our operations. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been subject to unauthorized access or acquisition as a result of a data breach. Notifications or other public disclosure or dissemination of information related to any actual or perceived security incident could impact our reputation, harm customer confidence, hurt our expansion into new markets or cause us to lose existing customers. Additional possible consequences for non-compliance with these various state laws include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies, state attorneys general and legislatures and consumer protection agencies.

AI Laws

In addition, our use of AI Technologies is facing increasing regulatory scrutiny (see the risk factor in Item 3.D. above titled “We face risks related to the rapidly evolving regulatory framework for AI Technologies.”).

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

In 2025, 2024, and 2023, we were qualified to participate in projects funded by the IIA to develop generic technology relevant to the development of our products. We were eligible to receive grants constituting between 30% and 55% of certain research and development expenses relating to these projects. The grants under these projects are not required to be repaid by way of royalties.

In addition, one of our Israeli subsidiaries received royalty-bearing grants from the IIA for an approved research and development project. The grants under this project, which amounted to $0.4 million for the year ended December 31, 2025, are required to be repaid based on revenues from the sale of products incorporating or based upon know-how developed, in whole or in part with the grants.

Research and development grants deducted from research and development expenses, net amounted to $0.3 million, $0.04 million, and $0.4 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Environmental, Social and Governance Matters

At Radware, we aim to help customers protect their critical applications and secure their digital experiences. As we pursue this goal, we recognize our responsibility to promote socially and environmentally responsible economic growth through, and in the best interest of our business practices. In order to promote this corporate responsibility and sustainability approach, we have implemented, and will continue to implement, various ESG principles and activities into our daily business practices, including, but not limited to, those summarized below.

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

Governance

As part of our sustainable and other ESG operations policies, we aim to conduct our corporate governance and build corporate behavior mechanisms to align with the interest of all our stakeholders. This means, among other things, that we developed and strive to maintain a strong set of corporate values that will inspire ethical behavior across all decision-making processes, and a management and control system so that ethics and security issues are given their due weight. This includes the following highlights:

•
Corporate Governance and Board Practices: Our corporate governance policies and practices are designed to foster effective board oversight in service of the long-term interests of our shareholders. A majority of the members of our Board of Directors qualify as “independent directors” under the Nasdaq rules. The Audit, Compensation and Nomination and Corporate Governance Committees of our Board of Directors, which are charged with significant functions in our risk oversight, compensation and corporate governance philosophy, respectively, all currently consist of three members, all of whom qualify as “independent directors” under the Nasdaq rules. For further details on our corporate governance, as well as our Board of Directors and its committees’ roles and practices, see Items 6.C “Board Practices” and 16G “Corporate Governance.”

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

C.          Organizational Structure

We have a wholly owned subsidiary in the United States, Radware Inc., which conducts the sales and marketing of our products and services primarily in the United States and Canada. We also have several other wholly owned subsidiaries worldwide handling primarily local sales and marketing, support and promotion activities. Our subsidiaries include (unless otherwise indicated, all subsidiaries are wholly owned, directly or indirectly):

Name of Subsidiary	Place of Incorporation
Radware Inc.	New Jersey, United States
Radware UK Limited	United Kingdom
Radware France	France
Radware Srl	Italy
Radware GmbH	Germany
Nihon Radware KK	Japan
Radware Australia Pty. Ltd.	Australia
Radware Singapore Pte. Ltd.	Singapore
Radware Korea Ltd.	Korea
Radware Canada Inc.	Canada
Radware India Pvt. Ltd.	India
Kaalbi Technologies Limited Ltd.	India
Radware (India) Cyber Security Solutions Private Limited	India
Radware China Ltd. 睿伟网络科技（上海）有限公司	China
Radware (Hong Kong) Limited	Hong Kong
Radyoos Media Ltd.*	Israel
Radware Iberia, S.L.U.	Spain
Edgehawk Security Ltd.	Israel
SkyHawk (CNP) Security Ltd.**	Israel
SkyHawk Security, Inc.***	Delaware, United States
CSR Cloud Security Ltd.	Israel
Radware (Colombia) S.A.S.	Colombia
Pynt, Inc.	Delaware, United States
Overcast Security Ltd.***	Israel
Radware Canada Holdings Inc.***	Canada

* We own approximately 91.0% of this subsidiary, which ceased its activities in 2017.

** We own approximately 76.2% of this subsidiary.

*** Indirect subsidiary.

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

*Denotes a RAD-Bynet Group company with which we currently transact business.

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

D.          Property, Plants and Equipment

General. We operate from leased premises mainly in Tel Aviv, Jerusalem and Ramat Gan in Israel and New Jersey in the United States. We also lease premises in several locations in Europe, North America, South America and Asia-Pacific for the activities of our subsidiaries, representative offices and branches. Our aggregate annual rent expenses under these leases were approximately $5.4 million in 2025.

We believe that the following offices and facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional or substitute offices and facilities are required, we believe that we could obtain such offices and facilities at commercially reasonable rates.

Israel. Our headquarters and principal administrative, finance, research and development and marketing operations are located in approximately 108,000 square feet of leased office space in Tel Aviv, Israel, in two buildings: one building, consisting of approximately 40,000 square feet, plus storage and parking space, and the second building, consisting of approximately 68,000 square feet, plus parking spaces. Both buildings have leases that expire in June 2030 and are leased from, among others, affiliated companies owned by the heirs of the late Yehuda Zisapel, Nava Zisapel and/or the heirs of the late Zohar Zisapel, as applicable. For more information, see Item 7.B “Related Party Transactions.”

In addition, we lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by the heirs of the late Yehuda Zisapel and Nava Zisapel. The lease expires in July 2028. We also lease approximately 8,000 square feet for manufacturing facilities in Jerusalem, Israel, from an affiliated company owned by the heirs of the late Yehuda Zisapel, Nava Zisapel and the heirs of the late Zohar Zisapel. The lease expires in August 2028. For more information, see Item 7.B “Related Party Transactions.”

We also lease approximately 6,600 square feet of space in Ramat Gan, for operations of one of our subsidiaries. The lease expires in September 2026.

Other locations. In the United States, we lease approximately 16,900 square feet of property in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space from a company controlled by the heirs of the late Yehuda Zisapel, Nava Zisapel and the heirs of the late Zohar Zisapel. The lease expires in March 2031. For more information, see Item 7.B “Related Party Transactions.”

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

A.          Operating Results

Overview

General

We are a provider of application security and delivery solutions for multi-cloud environments. Our solutions secure the digital experience by providing infrastructure, application, and network protection and availability services to companies globally. Our solutions are deployed by, among others, enterprises, carriers, and cloud service providers.

We began sales in 1997, and currently have 26 local offices, subsidiaries or branches globally across Asia-Pacific, Europe, and North, Central and South America.

Most of our revenues are generated in dollars or are dollar-linked, and the majority of our expenses are incurred in dollars. As such, the dollar is our functional currency. Our consolidated financial statements are prepared in dollars and in accordance with U.S. GAAP.

Our revenues are derived from sales of our solutions:

•
We recognize physical and software product revenues when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied), which typically occurs at shipment, and we recognize revenues from cloud subscriptions, as part of the product revenues, ratably over the subscription period.

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

In the years ended December 31, 2025, 2024, and 2023, revenues derived from sales of the Company’s products and product subscriptions constituted approximately 63%, 57%, and 56%, respectively, of our total revenues, with the remaining revenues being derived from services.

Results of Operations

The following discussion of our results of operations for the years ended December 31, 2025, 2024, and 2023, including the following tables, which present selected financial information in dollars and as a percentage of total revenues, are based upon our consolidated statements of operations contained in our financial statements for those periods, and the related notes, included in this annual report.

The following table sets forth, for the periods indicated, certain financial data concerning our consolidated operating results:

	2025	2024	2023
	(US $ in thousands)
Revenues:
Products	189,582	155,437	145,541
Services	112,268	119,443	115,751
	$301,850	$274,880	$261,292

Cost of revenues:
Products	49,033	42,178	41,450
Services	9,306	11,074	10,260
	58,339	53,252	51,710

Gross profit	243,511	221,628	209,582
Operating expenses, net:
Research and development, net	78,981	74,723	82,617
Sales and marketing	127,586	122,450	126,237
General and administrative	25,536	28,342	32,408
Total operating expenses, net	232,103	225,515	241,262
Operating profit (loss)	11,408	(3,887)	(31,680)
Financial income, net	17,899	16,552	13,927
Income (loss) before taxes on income	29,307	12,665	(17,753)
Taxes on income	9,050	6,627	3,837
Net income (loss)	20,257	6,038	(21,590)

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of our total revenues:

	2025	2024	2023
Revenues:
Products	63%	57%	56%
Services	37	43	44
	100	100	100
Cost of Revenues:
Products	16	15	16
Services	3	4	4
	19	19	20

Gross profit	81	81	80
Operating expenses, net:
Research and development, net	26	27	32
Sales and marketing	42	45	48
General and administrative	9	10	12
Total operating expenses, net	77	82	92
Operating profit (loss)	4	(1)	(12)
Financial income, net	6	6	5
Income (loss) before taxes on income	10	5	(7)
Taxes on income	(3)	(2)	(1)
Net income (loss)	7%	2%	(8)%

Comparison of Years Ended December 31, 2025, 2024, and 2023.

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

The following table provides a breakdown of our consolidated revenues by type of revenues both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

(US$ in thousands, except percentages)	2025		2024		2023		% Change 2025 vs. 2024	% Change 2024 vs. 2023
Products	189,582	63%	155,437	57%	145,541	56%	22%	7%
Services	112,268	37%	119,443	43%	115,751	44%	(6)%	3%
Total	301,850	100%	274,880	100%	261,292	100%	10%	5%

The following table shows a breakdown of our consolidated revenues by geographical distribution both in dollars and as a percentage of total revenues for the past three fiscal years, as well as the percentage change between such periods:

(US$ in thousands, except percentages)	2025		2024		2023		% Change 2025 vs. 2024	% Change 2024 vs. 2023
North, Central and South America (principally the United States)(*)	124,530	41%	117,740	43%	103,435	40%	6%	14%
EMEA (Europe, the Middle East and Africa)	111,253	37%	94,075	34%	96,488	37%	18%	(3)%
Asia-Pacific	66,067	22%	63,065	23%	61,369	23%	5%	3%
Total	301,850	100%	274,880	100%	261,292	100%	10%	5%

(*) For the years ended December 31, 2025, 2024, and 2023, our revenues from the United States were $92.7 million, $83.4 million, and $73.0 million, respectively, representing 31%, 31%, and 28% of total revenues for these years, respectively.

Revenues in 2025 were $301.8 million compared with revenues of $274.9 million in 2024, an increase of 10%. The increase in revenues was primarily attributable to sustained momentum in our cloud security portfolio and the continued strong performance of DefenseProX, supported by both new customer wins and product refresh cycles. These factors contributed to robust growth in the EMEA region, where revenues increased 18% year-over-year.

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

In 2025, our product revenues were $189.6 million, an increase of 22% compared to $155.5 million in 2024. The increase in product revenues was primarily attributable to continued growth in demand for our cloud‑based DDoS protection and cloud application protection subscription products, as well as higher hardware sales across our DDoS and Alteon product lines in the EMEA region. This performance reflects both new customer acquisitions and ongoing product refresh cycles.

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

In 2025, our service revenues were $112.3 million, a decrease of 6% compared to $119.4 million in 2024. The decrease in service revenues was primarily attributable to lower revenues from support services, reflecting our continued transition toward cloud‑based and subscription‑based offerings.

In 2024, our service revenues were $119.4 million, an increase of 3% compared to $115.8 million in 2023. The increase in service revenues was mainly attributed to the increase in revenues from support services for our on-premises devices and an increase in our managed services revenues.

During 2025, our revenues from the enterprise market increased by 7% to $232.0 million from $216.5 million in 2024, and revenues from the carrier market increased by 20% to $69.9 million from $58.4 million in 2024. During 2024, our revenues from the enterprise market increased by 8% to $216.5 million from $201.2 million in 2023, and revenues from the carrier market decreased by 3% to $58.4 million from $60.1 million in 2023.

Our revenues in North, Central and South America increased in 2025 by 6% compared to 2024. Revenues in the Asia-Pacific region increased in 2025 by 5% compared to 2024 and revenues in EMEA region increased in 2025 by 18% compared to 2024.  Revenue growth in the North, Central and South America and Asia‑Pacific regions was primarily driven by a significant increase in revenues from our cloud security subscription products, partially offset by lower revenues from hardware products and support services. Revenue growth in the EMEA region was primarily attributable to a significant increase in revenues from our cloud security subscription products, as well as higher hardware product revenues across our DDoS and Alteon product lines.

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

The following table sets forth a breakdown of our cost of revenues between products and services for the periods indicated, in absolute figures and as a percentage of the relative product and services revenues:

(US$ in thousands, except percentages)	2025		2024		2023
Cost of Products	49,033	25.9%	42,178	27.1%	41,450	28.5%
Cost of Services	9,306	8.3%	11,074	9.3%	10,260	8.9%
Total	58,339	19.3%	53,252	19.4%	51,710	19.8%

Cost of products as a percentage of product revenues in 2025 was 25.9%, compared to 27.1% in 2024. Cost of products in both 2025 and 2024 included amortization of intangible assets of $4.0 million. Our cost of products as a percentage of product revenues, excluding amortization of intangible assets, represented approximately 23.8% of product revenues in 2025, compared to 24.6% in 2024. Excluding amortization of intangible assets, the decrease in cost of products as a percentage of product revenues was mainly attributed to the increase in our products revenues.

Cost of services as a percentage of service revenues in 2025 was 8.3% compared to 9.3% in 2024.

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

Operating Expenses.

The following table sets forth a breakdown of our operating expenses, net for the periods indicated as well as the percentage change between such periods:

(US$ in thousands, except percentages)	2025	2024	2023	% Change 2025 vs. 2024	% Change 2024 vs. 2023
Research and development, net	$78,981	$74,723	$82,617	6%	(10)%
Sales and marketing	127,586	122,450	126,237	4%	(3)%
General and administrative	25,536	28,342	32,408	(10)%	(13)%
Total	$232,103	$225,515	$241,262	3%	(7)%

Operating expenses increased by 3% to $232.1 million in 2025, compared to $225.5 million in 2024. The $6.6 million increase was primarily attributable to a $4.0 million rise in personnel‑related costs, driven mainly by higher average headcount year‑over‑year and the impact of the depreciation of the U.S. dollar relative to the NIS. Additional contributors included a $2.4 million increase in payments to subcontractors and finder fees, a $1.7 million increase in hosting‑related expenses, and a $2.1 million increase in sales‑event and marketing‑related expenditures. These increases were partially offset by a $2.2 million decrease in share‑based compensation expense, as well as reductions of $0.7 million in office‑related expenses and $0.7 million in the revaluation of contingent consideration and other general and administrative costs.

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

Research and Development Expenses, Net.

Research and development (“R&D”), expenses, net consist primarily of salaries and related personnel expenses, costs of subcontractors, and prototype expenses related to the design, development, quality assurance and enhancement of our solutions, and depreciation of equipment purchased for the development and testing processes. All R&D costs are expensed as incurred. We believe that continued investment in R&D is critical to attaining our strategic product objectives.

R&D expenses, net, were $79.0 million in 2025, an increase of $4.3 million, or 6%, compared with R&D expenses, net of $74.7 million in 2024. This increase was primarily attributable to: (1) a $2.9 million increase in personnel‑related expenses, mainly reflecting higher average headcount compared to the prior year and the impact of the weakening of the U.S. dollar relative to the NIS; (2) a $1.3 million increase in amounts paid to subcontractors; and (3) a $0.4 million increase in hosting fees, partially offset by a $0.4 million decrease in share‑based compensation expenses (see also “Share‑based compensation expenses” below).

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

Sales and marketing expenses were $127.6 million in 2025, an increase of $5.1 million, or 4%, compared with sales and marketing expenses of $122.5 million in 2024. This increase was primarily attributable to: (1) a $2.1 million increase in sales‑events and marketing‑related expenses; (2) a $1.3 million increase in hosting fees, reflecting greater reliance on cloud‑based infrastructure to support sales enablement tools, customer trials, and other selling activities; (3) a $1.1 million increase in amounts paid to subcontractors and finder fees; and (4) a $1.2 million increase in share‑based compensation expenses (see also “Share‑based compensation expenses” below), partially offset by a $0.5 million decrease in office‑related costs.

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

General and administrative expenses were $25.5 million in 2025, a decrease of $2.8 million, or 10%, compared to a general and administrative expenses of $28.3 million in 2024. The decrease in general and administrative expenses in 2025 was primarily attributable to: (1) a $3.0 million decrease in share‑based compensation expenses (see also “Share‑based compensation expenses” below); (2) a $0.2 million decrease in professional fees; (3) a $0.5 million decrease related to the revaluation of contingent consideration recorded in connection with the acquisition of the SecurityDAM; and (4) a $0.3 million decrease in other general and administrative expenses. These decreases were partially offset by a $1.2 million increase in personnel‑related expenses.

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

The following tables summarize the share options and restricted share units (RSUs) that were granted during the years 2025, 2024 and 2023, and their weighted average grant-date fair value:

Share options:

	2025	2024	2023
Grants	120,000	299,856	331,899
Weighted-average grant-date fair value	7.83	6.11	5.48

RSUs:

	2025	2024	2023
Grants	1,077,315	1,517,180	1,390,718
Weighted-average grant-date fair value	26.02	21.49	15.82

Share-based compensation expenses in 2025 totaled $24.0 million, a decrease of $2.0 million, or 8%, compared with expenses of $26.0 million in 2024. The decrease in our share‑based compensation expenses in 2025 was primarily attributable to a $3.0 million decrease in general and administrative expenses, reflecting lower expenses associated with equity‑based grants made to our Chief Executive Officer in previous years, and a $0.4 million decrease in research and development expenses, mainly due to lower grants made in 2025 compared to 2024. These decreases were partially offset by a $1.2 million increase in sales and marketing expenses, primarily reflecting higher equity‑based grants awarded to our new U.S. sales leadership team.

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

Financial income, net was $17.9 million in 2025, compared with $16.6 million in 2024. The net increase of $1.3 million was primarily attributable to higher average interest rates on our bank deposits, which generated a $3.4 million increase in interest income and gains from investments and bank deposits. These increases were partially offset by a $2.0 million decline in foreign currency exchange gains, principally reflecting the revaluation of balance sheet items denominated in foreign currencies..

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

Income Taxes.

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2025, 2024, and 2023 tax years. We elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment, 1959 (the “Investments Law”) as of the 2014 tax year. The election is irrevocable. Under the Preferred Enterprise regime, a preferred income of an enterprise located in the center of Israel is subject to a tax rate of 16%. Pursuant to Amendment 73 to the Investments Law adopted in 2017, a company located in the center of Israel that meets the conditions for “Preferred Technological Enterprises” is subject to a tax rate of 12%. We believe we meet those conditions.

We operate our business in various countries and attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

In 2025, we recorded pre-tax income of $29.3 million compared to pre-tax income of $12.7 million in 2024, and our tax expenses were $9.1 million in 2025, an increase of $2.5 million, or 38%, compared with tax expenses of $6.6 million in 2024. The increase in tax expenses was mainly attributed to the increase of 130% in our pre-tax income compared to the previous year.

In 2025, Radware Ltd. was subject to a routine examination by the Israel Tax Authority with respect to its tax returns for the 2019–2022 tax years. In December 2025, Radware Ltd. entered into a settlement agreement with the Israel Tax Authority, thereby concluding the examination. We have previously recorded adequate tax provisions to fully cover the obligations arising from the settlement. Accordingly, the audit findings and related agreement did not have a material impact on our consolidated statements of operations or overall tax expense.

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

Reportable Segments

The Company operates in two reportable segments:

•
Radware’s Core Business – This segment consists of our core business operations, including our cloud security as-a-service products, application and data centers security products and our application availability products; and

•
The Hawks’ Business – This segment consists of the operations of our two subsidiaries: SkyHawk Security, a spinoff of our former cloud native protector business, which now provides an agentless CDR, combined with CIEM, Cloud Security Posture Management CSPM and Autonomous Purple Team for AWS Google Cloud and Azure, and EdgeHawk, which is engaged in transforming routers and network nodes into security platforms.

In February 2026, we resolved to sell or cease the operations of Skyhawk Security.

The following tables set forth, for the periods indicated, certain financial data concerning our reportable segments (U.S. dollars in thousands):

	Year ended December 31, 2025
	Radware Core	Hawks	Total

Revenues	$301,222	$628	$301,850

Operating income (loss)	$24,712	$(13,304)	$11,408

	Year ended December 31, 2024
	Radware Core	Hawks	Total

Revenues	$274,384	$496	$274,880

Operating income (loss)	$9,749	$(13,636)	$(3,887)

	Year ended December 31, 2023
	Radware Core	Hawks	Total

Revenues	$260,322	$970	$261,292

Operating loss	$(16,802)	$(14,878)	$(31,680)

Revenues of the Hawks’ reportable segment were immaterial during the years ended December 31, 2023 through December 31, 2025; therefore, there is no separate discussion about revenues of each segment during those years. For a discussion about the revenues on a consolidated basis, see Item 5.A “Operating Results.”

Operating expenses of the Hawks’ business consist primarily of salaries and related personnel expenses, costs of subcontractors, agent fees and share-based compensation expenses.

Operating loss of the Hawks’ business was $13.3 million in 2025, $13.6 million in 2024 and $14.9 million in 2023.

The decrease of $0.3 million in the operating loss of the Hawks’ segment in 2025 compared to 2024 was primarily due to a $1.3 million decrease in share‑based compensation expense, reflecting lower equity‑grant activity at SkyHawk Security in 2025, partially offset by a $1.0 million increase in personnel‑related costs, mainly attributable to higher average headcount compared to the prior year and the impact of the depreciation of the U.S. dollar relative to the NIS.

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

The operating income of the Radware core business segment was $24.7 million in 2025, compared to operating income of $9.7 million in 2024 and operating loss of $16.8 million in 2023.

The increase of $15.0 million in the operating income in 2025 compared to 2024 was primarily a result of the increase of $26.8 million in the Radware core segment’s revenues, partially offset by an increase of  $6.6 million in the segment operational expenses, mainly due to a $3.0 million increase in personnel‑related costs, driven mainly by higher average headcount year‑over‑year and the impact of the depreciation of the U.S. dollar relative to the NIS. Additional contributors included a $2.4 million increase in payments to subcontractors and finder fees, a $1.7 million increase in hosting‑related expenses, and a $2.1 million increase in sales‑event and marketing‑related expenditures. These increases were partially offset by a $1.1 million decrease in share‑based compensation expense, as well as reductions of $0.7 million in office‑related expenses and $0.7 million in the revaluation of contingent consideration and other general and administrative costs.

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

Related Parties

We have entered into a number of agreements for the lease of real property and the purchase of certain products and services from certain companies, of which the heirs of the late Yehuda Zisapel, the heirs of the late Zohar Zisapel, and/or Nava Zisapel are co-founders, directors and/or shareholders, which form part of the RAD-Bynet Group. In February 2022, we also acquired the technology and operations of SecurityDAM, one of these RAD-Bynet Group entities. The heirs of the late Yehuda Zisapel, including his son, Roy Zisapel, our President and Chief Executive Officer and a director, hold all of the outstanding shares of SecurityDAM. Roy Zisapel also serves as a director of RAD Data Communications Ltd., Bynet Electronics Ltd., AB-NET Communications Ltd. and its wholly owned subsidiary, Bynet Data Centers Ltd., Bynet Data Communications Ltd. (and its wholly owned subsidiary RAD Negev Ltd.), and other companies in the RAD-Bynet Group.

We have also entered into a number of agreements for the purchase of certain products and services from several companies, in which Yuval Cohen, Chairperson of our Board of Directors, or Fortissimo Capital (in which Mr. Cohen is the founder and managing partner), are shareholders and/or serve as directors. We refer to such companies as the “Fortissimo Portfolio Companies.”

We believe that the terms of the transactions in which we have entered with these member entities of the RAD-Bynet Group or with any of the Fortissimo Portfolio Companies are not different in any material respect from terms we could obtain from third parties not associated or affiliated with us and are beneficial to us and no less favorable to us than terms that might be available to us from third parties. The pricing of the transactions was determined based on negotiations between the parties. Members of our management reviewed the pricing of the agreements and confirmed that they were not different in any material respect than that which could have been obtained from third parties not associated or affiliated with us.

For more details about these transactions, see below under Item 7.B “Related Party Transactions.”

B.          Liquidity and Capital Resources

General

In the past several years, we have financed our operations primarily through cash generated by operations.

Cash and cash equivalents, short- and long-term bank deposits and short- and long-term marketable securities were $460.6 million on December 31, 2025, compared with $419.7 million and $363.7 million on December 31, 2024 and 2023, respectively.

Principal Capital Expenditures and Divestitures

Capital expenditures were $8.5 million, $5.3 million, and $5.4 million for the years ended December 31, 2025, 2024, and 2023, respectively. These expenditures were mainly comprised of investments in computers and peripheral equipment, lab equipment and testing tools, office furniture and equipment and leasehold improvements.

In 2026, we anticipate that the majority of our capital expenditures will be primarily for additional infrastructure to support our cloud-based solutions and for R&D testing, lab equipment and computers.

We did not have any principal divestitures in the past three years.

Working Capital and Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing, and financing activities for the periods presented (dollars in thousands):

	2025	2024	2023
Net cash provided by (used in) operating activities	$50,091	$71,609	$(3,500)
Net cash provided by (used in) investing activities	(30,070)	(39,520)	92,779
Net cash used in financing activities	(13,657)	(3,913)	(64,926)

Net cash provided by (used in) operating activities for 2025, 2024 and 2023 was $50.1 million, $71.6 million, and $(3.5) million, respectively. Our net income (loss) in 2025, 2024, and 2023 was $20.3 million, $6.0 million, and $(21.6) million, respectively.

The change resulted primarily from a decrease of $2.0 million in share-based compensation, a $21.6 million decrease in trade receivables, an $11.1 million decrease of accrued interest on bank deposits and a decrease of $4.4 million in other assets. All offset by an increase of $14.2 million in net income, an increase of $1.3 million in deferred revenues, and a $1.7 million increase in lease liabilities, net.

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

Net cash used in investing activities was $30.1 million for the year ended December 31, 2025, compared to net cash used in investing activities of $39.5 million for the year ended December 31, 2024. The change was primarily due to a net decrease of $16.1 million in investments in short-term, long-term and other deposits offset by a net increase of $3.3 million in capital and increase in proceeds from marketable securities in the amount of $3.3 million.

Net cash used in investing activities was $39.5 million for the year ended December 31, 2024, compared to net cash provided by investing activities of $92.8 million for the year ended December 31, 2023. The change was primarily due to a net increase of $134.1 million in investments in short-term, long-term and other deposits.

Net cash used in financing activities was $13.7 million for the year ended December 31, 2025, an increase of $9.7 million compared to net cash used in financing activities of $3.9 million for the year ended December 31, 2024. The increase in net cash used in financing activities was mainly attributed to the $10.5 million in repurchase of our ordinary shares during 2025.

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

Cash, Cash Equivalents and Marketable Securities

As of December 31, 2025, we had cash and cash equivalents, including short- and long-term bank deposits and short- and long-term marketable securities, of $460.6 million, compared to $419.7 million as of December 31, 2024 and $363.7 million as of December 31, 2023. As of December 31, 2025, all of our short- and long-term bank deposits were deposited in Israel with major Israeli banks, which are all rated ilAAA, as determined by S&P’s Maalot. As of December 31, 2025, the longest contractual duration of any of our bank deposits was 3.0 years, the weighted-average duration of our deposits was 1.89 years, and the weighted average time to maturity was 1.06 years.

Our marketable securities portfolio includes investments in debt securities of corporations, debt securities of U.S. government and in foreign banks and government debentures. The financial institutions that hold our marketable securities are major U.S. financial institutions, located in the United States.  As of December 31, 2025, 98% of our marketable securities portfolio was invested in debt securities of corporations and 2% in financial institutions. From a geographic perspective, 89% of our marketable securities portfolio was invested in debt securities of U.S. issuers, 5% was invested in debt securities of European issuers and 6% was invested in debt securities of other geographic-located issuers. As of December 31, 2025, 82% of our marketable securities portfolio was rated A- or higher and 18% was rated BBB+, as determined by S&P.

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

Other Material Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2025 and the effect those commitments are expected to have on our liquidity and cash flow.

	Payments Due by Period (US $ in thousands)
Contractual obligations	Total	Less than 1 year*	1-3 years	3-5 years	More than 5 years
Operating leases (1)	18,011	5,315	8,237	4,459	-
Total contractual cash obligations (2)	18,011	5,315	8,237	4,459	-

* Become due during 2026.

(1) Consists of outstanding operating leases for the Company’s facilities. The lease agreements expire in the years 2025 to 2030, although certain of our leases have renewal options.

(2) Severance payments of $5.2 million are payable only upon termination, retirement, or death of the respective employee, and there is no obligation for benefits accrued prior to 2007 if the employee voluntarily resigns. Since we are unable to reasonably estimate the timing of settlement, such payments are not included in the table. See also Note 2(x) of our consolidated financial statements.

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

C.          Research and Development, Patents and Licenses, etc.

In order to accommodate the rapidly changing needs of our markets, we place considerable emphasis on research and development projects designed to improve our existing product lines, develop new product lines and customize our products to meet our customers’ needs. As of December 31, 2025, we had 406 employees and 68 subcontractors engaged primarily in research and development activities, compared to 378 employees and 71 subcontractors at the end of 2024, and 408 employees and 71 subcontractors at the end of 2023. For a further discussion of research and development, see Item 5.A “Operating Results.”

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

•
Datacenter architecture is changing. Datacenter architecture is changing to include various models such as a physical datacenter, a virtual datacenter, a software defined datacenter, and private or public cloud. New emerging edge clouds, new AI-datacenters processing AI-enabled applications with connectivity to AI Providers, coupled with the 5G breakouts and SD-WAN, will enable enterprises to effectively leverage cloud-native services and edge computing services. Many organizations use a mixed infrastructure that includes a combination of one or more of the above and therefore require broader overarching protection that encompasses both the datacenter and multi-cloud-based applications. In addition, this mixed environment often involves multiple vendors and creates challenges in IT staffing and operational costs, which increase the needs for hybrid cloud services, managed “single pane of glass” style security services and modern automated data center technologies.

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

•
Increasing complexity and intensity of security threats, including new AI-weaponized attacks. The collapsed boundaries between data and instructions, between agents and employees creates new silent exit blind spots, opening the door for the new ‘zero-click’ attack surfaces. The increasing complexity and intensity of the security threats landscape requires expertise in identifying the attacks and state-of-the-art security to mitigate the attacks and safeguard the assets. Attack delivery is aided by the growing presence of connected devices (IoT), which increases the threat surface against any kind of infrastructure, as well as traffic encryption (dark data) assisting in hiding attacks. We have also observed a new generation of availability attacks against application infrastructure utilizing new generation of Web/L7 DDoS tools that aim to evade all network DDoS/L3-4 protections. Furthermore, attack tools are increasingly available to all through the dark net and becoming more sophisticated as hackers use automation and weaponize AI. Increasing focus is currently centered around the new opportunities of weaponizing AI enabled by foundation models as well as customized weaponized SLMs . This leads to ever morphing and scalable attack vectors at all levels, from volumetric botnets through web and API-centric attacks, as well as new attack surfaces that utilize Kubernetes-platforms (container orchestration platform of choice). The mass amount of uncontrolled IoT devices and cloud hosting opens the door for a new generation of botnets and automated bots that are hard to classify and block. Most organizations are not able to keep up with these developments with their internal cybersecurity resources and seek managed security services.

•
Increasing expectations for applications availability and frictionless performance, due to the increasing dependence on applications in today’s business world. Businesses are sensitive to the resilience and availability of their applications, given their customers’ expectations of flawless experience and optimal performance. As such, exposed web and API based applications and shortly also Agentic applications and Agentic commerce, are the target for attackers that utilize both the server side as well as the client/browser side platforms for spreading their malicious code. New security controls utilize the power of AI and machine learning to control the delivery of AppSec services (control false positives) as well as detection of zero-days and the new zero-click attacks for Agentic-centric applications.

See also the discussion under Item 4.B “Business Overview–Our Growth Strategy” and “Business Overview–Competition” above and the risks and uncertainties described under Item 3.D “Risk Factors.”

E.          Critical Accounting Estimates

In many cases, the accounting treatment of a particular transaction is specifically dictated in U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would produce a materially different result. Our management has reviewed these critical accounting policies, estimates and related disclosures with the Audit Committee of our Board of Directors. See Note 2 to our consolidated financial statements included elsewhere in this annual report, which contains additional information regarding our accounting policies, estimates and other disclosures required by U.S. GAAP.

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

We record a provision for estimated sale returns, credits and stock rotation granted to customers on our products in the same period that the related revenues are recorded in accordance with ASC 606. Those estimates are based on historical sales returns and other factors known to us. Such provisions amounted to $12.5 million and $5.3 million as of December 31, 2025 and 2024, respectively.

Investment in Marketable Securities. We account for investments in marketable securities in accordance with Accounting Standards Codification (“ASC 320”), “Investments – Debt Securities.” Management determines the appropriate classification of our investments at the time of purchase and reevaluates such determinations at each balance sheet date.

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

We periodically evaluate our available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, we consider our intent to sell the security or whether it is more likely than not that we will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, we write down the security to its fair value and record the impairment charge in financial income, net in our consolidated statements of income (loss). If neither of these criteria are met, we determine whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agency and any adverse conditions specifically related to the security, as well as other factors. Credit loss impairments for both the years ended December 31, 2025 and 2024 were immaterial.

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

We conduct our annual test of impairment for goodwill on December 31 of each year, or more frequently if impairment indicators are present. No impairment loss was recorded during each of 2025, 2024, and 2023.

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

On July 28, 2022, our shareholders approved an equity grant to the Chief Executive Officer of the Company, which is comprised of RSUs, market-condition based RSUs and market-condition based share options. The equity grant includes grants for the years 2022, 2023, and 2024 and are fixed monetary amounts ($7.725 million, $5.0 million and $5.0 million, respectively).

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

In 2025, Radware Ltd. was subject to an examination by the Israel Tax Authority with respect to its tax returns for the 2019–2022 tax years. In December 2025, Radware Ltd. entered into a settlement agreement with the Israel Tax Authority, thereby concluding the examination. We have previously recorded adequate tax provisions to fully cover the obligations arising from the settlement. Accordingly, the audit findings and related agreement did not have a material impact on our consolidated statements of operations or overall tax expense.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carryforwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2025 and 2024 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 14 to our consolidated financial statements included elsewhere in this annual report for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. See “Results of Operations—Income Taxes” above.

While we believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.          Directors and Senior Management

The following table lists our current directors and senior management:

Name	Age	Position
Yuval Cohen (1)(2)	63	Chairperson of the Board of Directors
Yair Tauman (1)(2)(3)(4)	77	Director
Stanley B. Stern (2)(4)(6)(7)	68	Director, Chairperson of the Nomination and Corporate Governance Committee
Naama Zeldis (2)(3)(4)(5)	62	Director, Chairperson of the Audit Committee
Meir Moshe (2)(3)(5)(7)	71	Director, Chairperson of the Compensation Committee
Israel Mazin (2)(6)(7)	66	Director
Alex Pinchev (2)(6)	75	Director
Roy Zisapel (5)	55	President, Chief Executive Officer and Director
Guy Avidan	63	Chief Financial Officer
David Roth	59	Chief Revenue Officer
David Aviv	70	Chief Technology Officer
Gabi Malka	50	Chief Operating Officer
Constance Stack	59	Chief Growth Officer
Riki Goldriech	49	Chief People Officer

(1)  Term as director expires at the annual meeting of shareholders to be held in 2027.
(2)  Qualified as an independent director, as determined under the Nasdaq rules.
(3)  Serves on the Compensation Committee of the Board of Directors (the “Compensation Committee”).
(4)  Serves on the Audit Committee of the Board of Directors (the “Audit Committee”).
(5)  Term as director expires at the annual meeting of shareholders to be held in 2028.
(6)  Term as director expires at the annual meeting of shareholders to be held in 2026.
(7) Serves on the Nomination and Corporate Governance Committee of the Board of Directors (the “Nomination and Corporate Governance Committee”).

Yuval Cohen has served as Chairperson of our Board of Directors since November 2023 and as a member of our Board of Directors since December 2021. He is the founding and managing partner of Fortissimo Capital, a private equity fund headquartered in Israel, which was established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund, and prior thereto, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG) and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as the chairman of the board of directors of Kornit Digital Ltd. (Nasdaq: KRNT), as the Chairman of Cellcom Israel Ltd. (TASE: CEL) and as a director of Stratasys Ltd. (Nasdaq: SSYS). He also serves on the board of directors of several privately-held portfolio companies of Fortissimo. Mr. Cohen holds a B.Sc. degree in industrial engineering from the Tel Aviv University and an M.B.A. from Harvard University.

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

Naama Zeldis has served as a member of our Board of Directors since September 2020. Ms. Zeldis served as the Chief Executive Officer of Aquarius-Spectrum Ltd., a private company specializing in innovative solutions for monitoring urban water pipes and detecting hidden leaks from the earliest stage, until January 2023. Formerly, Ms. Zeldis served as Chief Financial Officer for a variety of high-tech and industrial companies, such as Tahal Group from 2013 to 2020, Netafim Ltd. from 2005 to 2013, the Israeli subsidiary of Electronic Data Systems from 2001 to 2005 and Radguard Ltd., formerly with the RAD-Bynet Group, from 1999 to 2001. Ms. Zeldis currently serves on the board of directors of Electra Real Estate Ltd. (TASE: ELCRE), a global real estate private equity firm, Scodix Ltd. (TASE: SCDX), a leading provider of digital print enhancement presses, and Aquarius Engines (A.M.) Ltd. (TASE: AQUA), a developer of free-piston linear engine technology and related energy generation solutions. Ms. Zeldis has also served as a member of the boards of directors of several other companies, including Nova Ltd. (Nasdaq: NVMI), ZOOZ Power Ltd. (Nasdaq and TASE: ZOOZ), Rafael Advanced Defense Systems Ltd. and Metalink Ltd. She holds a B.A. degree in accounting from the Tel Aviv University and a B.A. degree in economics and an M.B.A. from the Hebrew University in Jerusalem.

Meir Moshe has served as a member of our Board of Directors since May 2022. Mr. Moshe has held senior positions in the financial sector over the past four decades, including as our Chief Financial Officer from 1999 to 2016 and as our interim Chief Financial Officer from June 2021 to February 2022. As of May 2025, Mr. Moshe serves as a member of the board of directors of Carrasso Metro Motors Ltd. Mr. Moshe has served as a director and member of the audit committee in multiple public companies, including Otonomo Technologies Ltd. (Nasdaq: OTMO) from 2022 to 2023, Ability Inc. (Nasdaq: ABIL) from 2016 to 2017, Carasso Motors Ltd. (TASE: CRSM) from 2018 to 2019 and Albert Technologies Ltd. (LSE: ALB) from 2018 to 2019. He currently provides consulting services to public companies. He holds a B.Sc. degree in economics and accounting from Tel Aviv University, Israel and is a certified public accountant.

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

Roy Zisapel, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Currently, Mr. Zisapel serves on the board of directors of Israel Acquisitions Corp (Nasdaq: ISRL). Mr. Zisapel also serves as a director of several companies in the RAD-Bynet Group, including RAD Data Communications Ltd., Bynet Electronics Ltd., AB-NET Communications Ltd., Bynet Data Centers Ltd., and Bynet Data Communications Ltd.. Mr. Zisapel holds a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel.

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

David Roth has served as our Chief Revenue Officer since January 2026. Prior to joining Radware Mr. Roth was in a number of leadership roles at Trend Micro Incorporated (TYO: 4704; TSE: 4704), a cybersecurity software company. Most recently, he served as the Chief Revenue Officer at Trend Micro from June 2023 until December 2025. Prior to Trend Micro, Mr. Roth was a serial entrepreneur, growing five companies over twenty years, all of which were eventually sold. Before that, he held a range of management roles at Microsoft and IBM. Mr. Roth holds a B.A. degree in communications from the University of Southern California.

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

Constance (“Connie”) Stack has served as our Chief Growth Officer since March 2025. Ms. Stack is a seasoned operating executive and growth leader with deep expertise in cybersecurity, data protection, and high‑scale go‑to‑market strategy. Before Radware she was CEO of Next DLP, a provider of data protection solutions, from August 2022 until December 2024. Prior to Next DLP, from October 2021 until August 2022, Ms. Stack served as General Manager and Managing Director at HelpSystems (now Fortra), a cybersecurity company. Prior to that, from October 2013 until October 2021, she served as Chief Marketing Officer and, from March 2019 until October 2021, as Chief Strategy Officer at Digital Guardian, which was acquired by Fortra. She has also held leadership roles at Veracode and WordStream. Ms. Stack is a recipient of the prestigious Terry Fox Humanitarian Award, recognizing outstanding leadership, service, and integrity. Ms. Stack holds a Bachelor of Commerce (B.Com.) degree in Sports Administration from Laurentian University / Université Laurentienne.

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

We have experienced several changes in senior management during 2025 and early 2026. In January 2026, (i) Mr. Yoav Gazelle, who served as our Chief Business Officer since January 2022,  transitioned to a different role within the Company, no longer serving as an executive officer of the Company, and (ii) Mr. David Roth joined to serve as our Chief Revenue Officer. In March 2025, (i) Ms. Constance (Connie) Stack joined to serve as our Chief Growth Officer and (ii) Ms. Sharon Trachtman, who in her last role within Radware served as our Chief Marketing Officer since February 2021, transitioned to a different role within the Company, no longer serving as an executive officer of the Company.

In March 2024, Yehuda Zisapel, a co-founder and shareholder of the Company who served as a member of our Board of Directors since our inception in May 1996 and as Chairperson of our Board of Directors from May 1996 until August 2006 and again from November 2009 until November 2023, passed away. Roy Zisapel, our President, Chief Executive Officer and director, is the son of Nava Zisapel, who is one of our major shareholders, and the late Yehuda Zisapel. There are no other family relationships between any of the directors or members of senior management named above.

We are not aware of any arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which (1) any person referred to above was selected as a director or member of senior management or (2) any director will receive compensation by a third party in connection with his or her candidacy or board service in the Company.

B.          Compensation

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. Our compensation policy for our executive officers and directors (the “Compensation Policy”), which is approved by our shareholders, is designed to correlate executive compensation with our objectives and goals.

The following table sets forth all salaries, fees, commissions and bonuses and pension retirement and other similar benefits we paid or accrued with respect to all of our directors and officers as a group for the 2025 fiscal year. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
	(US$ In Thousands)
2024 – All directors and officers as a group, consisting of 14 persons*	$3,068	$488
2025 – All directors and officers as a group, consisting of 15 persons**	$4,367	$596

* Includes one person who served as our director in 2024 and is no longer serving on our Board of Directors.

** Includes two persons who served as executive officers for the compensation payable to them until March 2025 and December 2025, respectively, and one person who served as an executive officer for the compensation payable to her from March 2025.

During 2025, we granted to our directors and officers listed in Item 6.A “Directors, Senior Management and Employees” in the aggregate, 56,900 RSUs at a weighted average grant date fair value per RSU of $26.15 and options to purchase 120,000 ordinary shares at a weighted average exercise price per share of $23.58. The options expire 62 months after grant. The weighted-average grant date fair value of these options was $7.83 per option.

For a discussion of the accounting method and assumptions used in valuation of such share-based compensation, see Note 2(t) to our consolidated financial statements included elsewhere in this annual report. See also Item 6.E “Share Ownership.”

For a discussion of the compensation granted to our five most highly compensated executive officers during 2025, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

We currently hold directors and officers liability insurance. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification substantially in the form approved by our shareholders.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2025. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites such as car, phone and social benefits, and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2025.

Name and Principal Position (1)	Salary	Bonus (including Sales Commissions) (2)	Equity-Based	All Other	Total
			Compensation (3)	Compensation (4)
(US$ In Thousands)
Constance (Connie) Stack, Chief Growth Officer	264	182	1,040	45	1,531
Roy Zisapel, President, Chief Executive Officer and Director	450 (5)	803 (5)	-	173*	1,426
Gabi Malka, Chief Operating Officer	312	124	314	81	831
Guy Avidan, Chief Financial Officer	298	136	282	62	778
David Aviv, Chief Technology Officer	295	77	214	74	660

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

Compensation of Directors

Our non-employee directors are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 per year of service; (ii) per meeting remuneration of NIS 3,600 for each Board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in board and committee meetings (where other members physically attend) in an amount of 60% of what is received for physical participation; and (iv) compensation for board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meetings. The aforesaid amounts are subject to adjustment for changes in the Israeli consumer price index ("Israeli CPI") after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time (collectively, the "Linkage Adjustments"). Giving effect to such Linkage Adjustments, our non-employee directors are currently entitled to (i) annual compensation in the amount of NIS159,000 (equivalent to approximately $51, 142, based on the exchange rate published by the Bank of Israel on March 20, 2026, which was NIS3.109 = $1.00) and (ii) per meeting remuneration of NIS 4,700 for each Board or committee meeting attended (equivalent to approximately $1,512, based on the same exchange rate).

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

Staggered Board

In accordance with the terms of our Articles of Association, our Board of Directors is divided into three classes with each class of directors serving until, generally, the third annual meeting following their election as follows:

Class	Term expiring at the annual meeting for the year	Directors

Class III	2026	Stanley Stern, Israel Mazin and Alex Pinchev
Class I	2027	Yair Tauman and Yuval Cohen
Class II	2028	Roy Zisapel, Naama Zeldis and Meir Moshe

At each annual meeting of shareholders, the successors to directors whose terms will expire are elected to serve from the time of election and qualification until the third annual meeting following such election. Directors are elected by a simple majority of the votes cast by our shareholders at an annual general meeting, whereas a director’s removal from office requires the vote of at least 75% of the voting power represented at the general meeting. In general, any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, to the nearest extent possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control or management of our Company.

For a description of how long our directors and officers have served in their current positions, please see Item 6.A “Directors and Senior Management.”

External Directors and Israeli Relief Regulations

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, are required to appoint at least two external directors that meet the qualifications set forth in the Companies Law. However, pursuant to Israeli regulations promulgated under the Companies Law, companies whose shares are traded on specified non-Israeli stock exchanges, including Nasdaq, and which do not have a controlling shareholder, such as Radware, may elect to opt out of the requirement to maintain external directors as well as elect to opt out of the composition requirements under the Companies Law with respect to the audit and compensation committees.

Consistent with the aforesaid relief regulations, in February 2020, we elected to opt out of the requirement to appoint external directors and from the composition requirements for the audit and compensation committees under the Companies Law. Our eligibility to opt out is conditioned upon: (i) the continued listing of our ordinary shares on the Nasdaq (or one of a number of other specified non-Israeli stock exchanges); (ii) there not being a controlling shareholder of our Company; and (iii) our compliance with the SEC rules and Nasdaq requirements as to the composition of (a) our board of directors (which requires that we maintain a majority of independent directors on our board of directors) and (b) the audit and compensation committees of our Board of Directors (which, subject to certain exceptions, requires that such committees consist solely of independent directors (at least three and two members, respectively), as described under the Nasdaq rules).

Our election to exempt our Company from compliance with the external director and audit and compensation committee requirements under the Companies Law can be reversed at any time by our Board of Directors, in which case we would need to hold a shareholder meeting to once again appoint external directors, whose election, by a special majority, would initially be for a three-year term.

Our Committees

The Board of Directors appoints committees to help carry out its duties. Each committee reports the results of its meetings to the full Board of Directors. The Board of Directors established an Audit Committee, a Compensation Committee and a Nomination and Corporate Governance Committee. From time to time, our Board of Directors establishes other “ad-hoc” committees of members of the Board of Directors for specific duties or assignments and limited duration.

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

In accordance with the Nasdaq rules, our Audit Committee has adopted a charter that sets forth the Audit Committee’s purpose and responsibilities, which include, among other things, (1) assisting the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements, and the independence qualifications and performance of our independent auditors, (2) selecting, evaluating and, where appropriate, recommending to replace the independent auditors (or to nominate the independent auditors subject to shareholder approval) and pre-approving audit engagement fees and all permitted non-audit services and fees, and (3) assisting the Board in fulfilling its oversight responsibilities relating to risk assessment and management, including review and discuss with management our cybersecurity, data privacy and other information technology infrastructure risks. Our Audit Committee must also review and approve all related party transactions specified under Item 7.B “Related Party Transactions” of Form 20-F.

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

Our Audit Committee also functions as our Qualified Legal Compliance Committee (the “QLCC”). In its capacity as the QLCC, our Audit Committee is responsible for investigating reports of perceived material violations of U.S. federal or state securities laws, breaches of fiduciary duty or similar violations by our officers, directors, employees, or any of our agents.

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

Pursuant to its charter, our Compensation Committee is authorized to make decisions regarding executive compensation and terms and conditions of employment, to follow market trends and provide recommendations to the Board of Directors in connection with the Company’s general compensation philosophy and policies, as well as to recommend that the Board of Directors issue equity-based awards under our equity-based incentive plans. The Compensation Committee reviews, recommends, and determines, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company’s Chief Executive Officer and other executive officers.

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

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee, Compensation Committee and Nomination and Corporate Governance Committee in 2025*:

Name of Body	No. of Meetings in 2025	Average Attendance Rate**
Board of Directors	9	97.2%
Audit Committee	6	100.0%
Compensation Committee	12	94.4%
Nomination and Corporate Governance Committee	3	100%

* Excludes ad-hoc committees.

** Meetings, if any, at which a director was not allowed to attend as a matter of applicable law were not counted as a failure to attend.

              Each director attended at least 94% of all Board meetings.

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

The following table details certain data on our workforce (including temporary employees and subcontractors) as at the period indicated:

	As of December 31,
	2025	2024	2023
Approximate numbers of employees and subcontractors by geographic location:
Israel	581	560	590
North, Central and South America (principally the United States)	250	235	229
EMEA (Europe, the Middle East and Africa)	109	109	113
Asia-Pacific (*)	356	304	286
Total workforce	1,296	1,208	1,218

Approximate numbers of employees and subcontractors by category of activity:
Research and development (*)	474	449	479
Sales, technical support, business development and marketing	667	621	602
Management, operations and administration	155	138	137
Total workforce	1,296	1,208	1,218

(*) Includes 68, 71, and 71 subcontractors, as of December 31, 2025, 2024, and 2023, respectively.

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

E.          Share Ownership

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares by our directors and officers as of March 20, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or RSUs currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. Unless otherwise noted below, each shareholder’s address is 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel. See also Item 7.A “Major Shareholders” below.

Name	Number of ordinary shares	Percentage of outstanding ordinary shares**
Roy Zisapel (1)	2,509,553	5.9%
Stanley Stern (2)	45,674	*
Naama Zeldis	-	-
Yair Tauman (3)	75,000	*
Yuval Cohen (4)	80,000	*
Meir Moshe (5)	287,764	*
Israel Mazin (6)	40,000	*
Alex Pinchev (7)	40,000	*
Gabi Malka (8)	10,111	*
David Aviv (9)	101,814	*
Constance Stack	-	-
Guy Avidan (10)	59,166	*
David Roth	-	-
Riki Goldriech (11)	30,527	*
All directors and executive officers as a group (14 persons)	3,279,609	7.6%

*          Reflects ownership of less than 1%.

**        The percentages shown are based on 42,306,970 ordinary shares issued and outstanding as of March 20, 2026. This figure of issued and outstanding ordinary shares excludes treasury shares as well as (i) 13,500 RSUs and (ii) employee share options to purchase an aggregate of 611,803 ordinary shares at a weighted average exercise price of approximately 21.68 per share, with the latest expiration date of these options being in July 2030 (of which, options to purchase 591,803 of our ordinary shares were exercisable as of March 20, 2026).

(1) Consists of (i) 2,237,750 shares held directly by Mr. Zisapel, (ii) 119,904 options at an exercise price of $16.68 per share, which expire in March 2029 and (iii) 151,889 options at an exercise price of $19.75 per share, which expire in March 2028. For the sake of clarity, as noted in Item 7.A, the ordinary shares reported as beneficially owned by Roy Zisapel exclude the Neurim Shares held by Neurim, and Mr. Zisapel disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(2) Consists of (i) 5,674 ordinary shares held directly by Mr. Stern and (ii) 40,000 ordinary shares Mr. Stern has the right to acquire within 60 days of March 20, 2026 upon the exercise of options he holds directly.

(3) Consists of (i) 15,000 ordinary shares held directly by Mr. Tauman and (ii) 60,000 ordinary shares Mr. Tauman has the right to acquire within 60 days of March 20, 2026 upon the exercise of options he holds directly.

(4) Consists of 80,000 ordinary shares Mr. Cohen has the right to acquire within 60 days of March 20, 2026 upon the exercise of options he holds directly and excludes 2,087,388 ordinary shares beneficially owned by Fortissimo Capital Fund V, LP., an Israeli-based private equity fund. Yuval Cohen a member of our board of directors and a managing partner in Fortissimo Capital, may be deemed to have shared voting and dispositive power with respect to the shares held by Fortissimo but disclaims beneficial ownership over such shares except to the extent of his pecuniary interest therein.

(5) Consists of (i) 207,764 ordinary shares held directly by Mr. Moshe and (ii) 80,000 ordinary shares Mr. Moshe has the right to acquire within 60 days of March 20, 2026 upon the exercise of options he holds directly.

(6) Consists of 40,000 ordinary shares Mr. Mazin has the right to acquire within 60 days of March 20, 2026 upon the exercise of options he holds directly.

(7) Consists of 40,000 ordinary shares Mr. Pinchev has the right to acquire within 60 days of March 20, 2026 upon the exercise of options he holds directly.

(8) Consists of (i) 9,611 ordinary shares held directly by Mr. Malka and (ii) 500 ordinary shares Mr. Malka has the right to acquire within 60 days of March 20, 2026 upon the exercise of RSUs he holds directly.

(9) Consists of (i) 101,314 ordinary shares held directly by Mr. Aviv and (ii) 500 ordinary shares Mr. Aviv has the right to acquire within 60 days of March 20, 2026 upon the exercise of RSUs he holds directly.

(10) Consists of (i) 46,666 ordinary shares held directly by Mr. Avidan and (ii) 12,500 ordinary shares Mr. Avidan has the right to acquire within 60 days of March 20, 2026 upon the exercise of RSUs he holds directly.

(11) Consists of 30,527 ordinary shares Ms. Goldreich has the right to acquire within 60 days of March 20, 2026 upon the exercise of RSUs she holds directly.

         Key Employee Share Incentive Plan

In August 1997, we adopted our Key Employee Share Incentive Plan (1997), as amended. Under the plan, share options as well as restricted share units (“RSUs”), may be granted to employees employed by us or by our affiliates.

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

Options granted pursuant to the Share Incentive Plan are typically granted for a term of 62 months from the date of the grant of the option. As of December 31, 2025, 35,912,967 ordinary shares have been reserved for equity grants under the plan, of which we have (i) granted options to purchase 27,021,199 ordinary shares at a weighted average exercise price of $8.29 per ordinary share and (ii) issued 8,758,799 RSUs. Accordingly, as of December 31, 2025, we had 132,969 ordinary shares reserved and available for new equity grants under the Share Incentive Plan.

The Share Incentive Plan allows the allocation of short-term options to grantees who are not residents of Israel or the United States, with a grant price of 90% of the closing sales price for the shares on the Nasdaq on the date of grant of a respective option award. As of December 31, 2025, 1,000,000 ordinary shares have been reserved for option grants under this arrangement, of which we have granted options to purchase 236,694 ordinary shares at a weighted average exercise price of $7.09 per ordinary share. This arrangement does not affect the possibility of issuing options under the Share Incentive Plan as detailed above. However, any person who participates in the ESPP (as defined below) shall not be an eligible grantee for purposes of such arrangement.

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

Employee Share Purchase Plan

In February 2010, our Board of Directors adopted the 2010 Employee Share Purchase Plan (ESPP), which provides for the issuance of a maximum of 2,000,000 ordinary shares. Pursuant to the ESPP, eligible employees (including only Israeli and United States residents) could have up to 10% of their net income withheld, up to certain maximums, to be used to purchase our ordinary shares. The ESPP is implemented with overlapping one-year offering periods, each consisting of two purchases, once in every six-month period. The price of each ordinary share purchased under the ESPP is equal to 90% of the closing price for the shares on the respective offering date. As of December 31, 2025, a total of 255,560 shares had been purchased under the ESPP. During 2025, no shares were purchased under the ESPP.

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

F.           Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

During and after the last completed fiscal year ended December 31, 2025, we were not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to our compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 20, 2026, by each person or entity known to own beneficially more than 5% of our outstanding ordinary shares based on information provided to us by the holders or disclosed in public filings with the SEC.  The voting rights of all major shareholders are the same as for all other shareholders.

Name	Number of ordinary shares*	Percentage of outstanding ordinary shares**

Senvest Management, LLC (1)	4,115,597	9.73%

Artisan Partners (2)	3,130,252	7.40%

Nava Zisapel (3)	2,897,926	6.85%

Legal & General Group Plc (4)	2,831,851	6.69%

Morgan Stanley (5)	2,610,939	6.17%

Roy Zisapel (6)	2,509,553	5.89%

Amplify Cybersecurity ETF, a series of the Amplify ETF Trust (7)	2,157,083	5.09%

First Trust Portfolios L.P. (8)	2,146,877	5.07%

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

** The percentages shown are based on 42,306,970 ordinary shares issued and outstanding as of March 20, 2026. This figure of issued and outstanding ordinary shares excludes treasury shares as well as (i) 13,500 RSUs and (ii) employee share options to purchase an aggregate of 611,803 ordinary shares at a weighted average exercise price of approximately 21.68 per share, with the latest expiration date of these options being in July 2030 (of which, options to purchase 591,803 of our ordinary shares were exercisable as of March 20, 2026).

(1) Based on information provided in Amendment No. 19 to the Statement on Schedule 13G filed with the SEC by Senvest on February 9, 2024, the reported shares are held in the accounts of Senvest Master Fund, LP and Senvest Technology Partners Master Fund, LP (collectively, the “Investment Vehicles”), Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC’s position as investment manager of each of the Investment Vehicles, and Richard Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal’s status as the managing member of Senvest Management, LLC. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(2) Based on information provided in Amendment No. 4 to the Statement on Schedule 13G filed with the SEC by Artisan Partners Limited Partnership ("APLP"), Artisan Investments GP LLC, Artisan Partners Holdings LP and Artisan Partners Asset Management Inc. (collectively, “Artisan Partners”) on November 11, 2025, the reported shares have been acquired on behalf of discretionary clients of APLP and beneficially owned by Artisan Partners. The business address of Artisan Partners is 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(3) Of the ordinary shares beneficially owned by Nava Zisapel, (i) 2,467,843 shares are held directly, (ii) 267,833 shares are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel, and (iii) 324,500 shares (the “Neurim Shares”) are held of record by Neurim Pharmaceuticals (1991) Ltd., an Israeli company (“Neurim”), 50% of which is held by Nava Zisapel and 50% is held in three equal parts by Roy Zisapel and his siblings.

(4) Based on information provided in the Statement on Schedule 13G filed with the SEC by  Legal & General Group Plc (“LG”), Legal & General Investment Management Ltd (“LGIM”), LGIM Managers (Europe) Limited (“LGIME”), Legal & General UCITS ETF Plc (“UCITS”), Legal & General Investment Management America Inc (“LGIMA”) and LGIM Singapore PTE. Ltd ("LGIMS" and, together with LG, LGIM, LGIME, UCITS and LGIMA, the “LG Group”) on August 11, 2025. The business address of each of LG and LGIM is One Coleman Street, London, England, EC2R 5AA, UK, the business address of each of LGIME and UCITS is 70 Sir John Rogersons Quay, Dublin 2, Ireland, the business address of LGIMA is 71 South Wacker Drive, Suite 800, Chicago, IL 60606, and the business address of LGIMS is Level 7, 15-17, Capital Square, 23 Church Street, Singapore, U0, 049481.

(5) Based on information provided in the Statement on Schedule 13G filed with the SEC by Morgan Stanley on February 12, 2026. The business address of Morgan Stanley is 1585 Broadway, New York, New York 10036.

(6) Of the ordinary shares beneficially owned by Roy Zisapel, (i) 2,237,750 shares are held directly, (ii) 119,904 options at an exercise price of $16.68 per share, which expire in March 2029 and (iii) 151,899 options at an exercise price of $19.75, which expire in March 2028. For the sake of clarity, the ordinary shares reported as beneficially owned by Roy Zisapel exclude the Neurim Shares held by Neurim, and Mr. Zisapel disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(7) Based on information provided in the Statement on Schedule 13G filed with the SEC by Amplify Cybersecurity ETF, a series of the Amplify ETF Trust (“Amplify”) on November 14, 2025, the reported shares are beneficially owned by Amplify. The business address of Amplify is 3333 Warrenville Road #350, Lisle, IL 60532.

(8) Based on information provided in the Statement on Schedule 13G filed with the SEC by First Trust Portfolios L.P, First Trust Advisors L.P. and The Charger Corporation (collectively, “First Trust”) on January 27, 2026, the reported shares are held by certain unit investment trusts for which First Trust Portfolios L.P. acts as sponsor and First Trust disclaims beneficial ownership thereof. The business address of First Trust is 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187.

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

•
Based on Amendment No. 4 to the Schedule 13G filed with the SEC by Artisan Partners on November 11, 2025, Artisan Partners beneficially owned 3,130,252 of our outstanding ordinary shares. Based on a previous amendment to the Schedule 13G filed with the SEC by Artisan Partners, Artisan Partners beneficially owned as of December 31, 2023, 2,360,703 of our outstanding ordinary shares.

•
Based on the Schedule 13G filed with the SEC by the LG Group on August 11, 2025, the LG Group beneficially owned 2,831,851 of our outstanding ordinary shares. Based on previous statements on Schedule 13G filed with the SEC by the LG Group, they beneficially owned (i) as of December 31, 2024, 2,235,702 of our outstanding ordinary shares, (ii) as of September 30, 2024, 1,941,651 of our outstanding ordinary shares, and (iii) as of December 31, 2023, 2,115,897 of our outstanding ordinary shares.

•
Based on the Schedule 13G filed with the SEC by Morgan Stanley on February 12, 2026,  Morgan Stanley beneficially owned 2,610,939 of our outstanding ordinary shares. Based on previous statements on Schedule 13G filed with the SEC by Morgan Stanley, Morgan Stanley beneficially owned (i) as of December 31, 2024, 2,481,276 of our outstanding ordinary shares, and (ii) as of December 31, 2023, 3,534,162 of our outstanding ordinary shares.

•
Based on the Schedule 13G filed with the SEC by First Trust on January 27, 2026, they beneficially owned 2,146,877 of our outstanding ordinary shares. Based on previous statements on Schedule 13G filed with the SEC by First Trust, they beneficially owned (i) as of June 30, 2024, 839,027 of our outstanding ordinary shares, (ii) as of March 31, 2024, 4,218,597 of our outstanding ordinary shares, and (iii) as of December 31, 2023, 2,446,925 of our outstanding ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights from those of other shareholders.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 20, 2026, there were 26 holders of record of our ordinary shares, of which 16 record holders, holding approximately 8.5% of our ordinary shares, had registered addresses in Israel, and of which eight record holders, holding approximately 91.5% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our ordinary shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 91.5% of our outstanding ordinary shares as of said date).

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

Under these agreements, we lease property and purchase certain products and services from certain member entities of the RAD-Bynet Group. In addition, in February 2022, we acquired the technology and operations of SecurityDAM (now called DC Protection Ltd.), to which we sometimes refer as the SecurityDAM Acquisition.

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

Lease of Property

We lease the office space for our headquarters and principal R&D, administrative, finance and marketing and sales operations from private companies within the RAD-Bynet Group that are owned by the heirs of the late Zohar Zisapel, Nava Zisapel, and the heirs of the late Yehuda Zisapel:

•
One lease is a five-story building in Tel Aviv, Israel, consisting of approximately 40,000 square feet, plus storage and parking space. This lease expires in June 2030. The annual rent amounts to approximately $705,000.

•
A second lease consists of five floors in the Or Tower in Tel Aviv, Israel with approximately 68,000 square feet, plus parking spaces. This lease expires in June 2030. The annual rent amounts to approximately $2,084,000. In this annual report, we sometimes refer to this lease as well as the lease described above as the “Lease Agreements for the Company’s Headquarters.”

•
We also lease approximately 3,600 square feet of space in Jerusalem, Israel, for development facilities from an affiliated company owned by the heirs of the late Yehuda Zisapel and Nava Zisapel. This lease expires in August 2028. The annual rent amounts to approximately $100,000.

•
In addition, we lease approximately 8,200 square feet of space in Jerusalem, Israel, for manufacturing facilities from an affiliated company owned by the heirs of the late Yehuda Zisapel, Nava Zisapel, and the heirs of the late Zohar Zisapel. This lease expires in August 2028. The annual rent amounts to approximately $160,000.

•
We lease approximately 16,900 square feet in Mahwah, New Jersey, consisting of approximately 12,700 square feet of office space and 4,200 square feet of warehouse space, from an affiliated company owned by the heirs of the late Yehuda Zisapel, Nava Zisapel, and the heirs of the late Zohar Zisapel. The annual rent amounts to approximately $195,000. The lease expires in March 2031.

Distribution Agreement

Bynet Data Communications Ltd. (Bynet), a member of the RAD-Bynet Group, distributes our products in Israel on a non-exclusive basis.  We have a written distributor agreement with Bynet under which we provide Bynet with discounts on our solutions similar to the discounts provided to third-party distributors in the region in the ordinary course of business. The total sales to Bynet (and other companies in the RAD-Bynet Group) under such distributor agreement amounted to approximately $5.3 million in 2025, compared to $5.7 million in 2024 and $3.3 million in 2023.

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

Transactions with Fortissimo Portfolio Companies

We have entered into a number of agreements with several Fortissimo Portfolio Companies (as defined above). Under these agreements, we purchase certain products and services from such companies, as described below.

Summary

Following is a summary of the general purchases of products and services from the RAD-Bynet Group companies (excluding leases, distribution and the services previously provided by SecurityDAM, which are described above) and Fortissimo Portfolio Companies during 2025:

RAD-Bynet Group Entity	Products/Services
Bynet Data Communications Ltd.	Network management, IT and communication equipment, testing and repair, mutual marketing activities

Internet Binat Ltd.	IT and communication services

Bynet System Applications Ltd.	Communication equipment and services

Rad Data Communications Ltd.	Operating services and manpower

Cloudride Ltd.	Cloud hosting services, mutual marketing activities

Bynet Electronics Ltd.	Testing equipment and related services

Fortissimo Portfolio Company	Products/Services
Cellcom Israel Ltd.	Communication services

Accord Insurance Agency Ltd.	Insurance Agent

Sela Software Labs (Israel) Ltd	Cloud Hosting Services

The total cost of our purchases from the RAD-Bynet Group entities referenced in the table above amounted to approximately $3.4 million in 2025, compared to $3.4 million in 2024 and $3.1 million in 2023. The total cost of our purchases from Fortissimo Portfolio Companies referenced in the table above amounted to approximately $4.1 million in 2025, compared to less than $1.0 million in 2024 and 2023.

We believe that our transactions and arrangements with affiliated parties, including members of the RAD-Bynet Group or with any of the Fortissimo Portfolio Companies, are in the ordinary course of our business (other than the SecurityDAM Acquisition) and are not unusual in their nature or conditions. However, in accordance with the Companies Law, they generally require the approval of our Audit Committee and our Board of Directors and may, in certain circumstances, such as to the extent they relate to compensation terms of our directors, require approval by our shareholders. In this respect, as permitted by the Companies Law, our Audit Committee established internal policies with certain criteria and procedures designed to ensure that the terms of the transactions to which we enter into with companies within the RAD-Bynet Group or with any of the Fortissimo Portfolio Companies, are made on market terms and, at the same time, where such transactions are immaterial or negligible, both from a qualitative and quantitative perspective (and/or are otherwise believed to be routine), would not require the pre-approval of our Audit Committee and Board of Directors. Our management is required to examine whether transactions with the RAD-Bynet Group or any of the Fortissimo Portfolio Companies comply with such criteria, and transactions that do not meet the criteria require pre-approval of our Audit Committee and such other corporate approvals prescribed by the Companies Law.

We believe that the terms of the transactions to which we have entered into with member entities of the RAD-Bynet Group and any of the Fortissimo Portfolio Companies  are not different in any material respect from terms we could obtain from third parties not associated or affiliated with us and are beneficial to us and no less favorable to us than terms that might be available to us from third parties. The pricing of the transactions was based on negotiations between the parties, and members of our management reviewed the pricing of these agreements, as well as, in some cases, used a third-party consulting firm, and confirmed that they were not different in any material respect from that which could have been obtained from third parties not associated or affiliated with us.

As we are treated as a member of the RAD-Bynet Group, we clarify that (i) in the event that we cease to be a member of the RAD-Bynet Group, we may not be able to obtain the current rates for such services, and (ii) we believe, however, that due to the affiliation between us and the RAD-Bynet Group, we have greater flexibility in obtaining certain terms and conditions that may not be available from unaffiliated third parties on similar products and services.

Compensation of President and Chief Executive Officer

See discussion in Item 6.B “Compensation.”

C.          Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.          Consolidated Statements and Other Financial Information

Financial Statements

See Item 18 “Financial Statements.”

Export Sales

For the year ended December 31, 2025, the amount of our export sales (i.e., sales outside Israel) was approximately $283.2 million, which represents 93.8% of our total sales in 2025.

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

B.          Significant Changes

Except as otherwise disclosed in this annual report, we are not aware of any significant changes that have occurred since December 31, 2025.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to “Corporate Tax” on their taxable income. The corporate tax rate is 23% for 2025 and 2024. However, the effective tax rate payable by a company that qualifies as an Industrial Company that derives income from a Preferred Technology Enterprise (as discussed below), like us, may be considerably less. Capital gains derived by an Israeli company are subject to the prevailing corporate tax rate.

In 2025, Radware Ltd. was subject to a routine examination by the Israel Tax Authority with respect to its tax returns for the 2019–2022 tax years. In December 2025, Radware Ltd. entered into a settlement agreement with the Israel Tax Authority, thereby concluding the examination. We have previously recorded adequate tax provisions to fully cover the obligations arising from the settlement. Accordingly, the audit findings and related agreement did not have a material impact on our consolidated statements of operations or overall tax expense.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 5719-1959 (the “Investment Law”) provides certain incentives for capital investment in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, which may be either a “Preferred Enterprise”, a “Special Preferred Enterprise”, a “Preferred Technology Enterprise” or “Special Preferred Technology Enterprise”, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technology Enterprise or Special Preferred Technology Enterprise, is required to comply with the requirements of the Investment Law.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income,” as defined in the Investments Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development Zone A. In addition, a Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investments Law) to a related foreign company if the Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (“NATI”).

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

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (with respect to a non-Israeli shareholder, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such 20% withholding tax rate or a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, the aforesaid will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more of the Israeli company and other conditions are met, the withholding tax rate will be 4%, or such lower rate as may be provided in an applicable tax treaty.

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

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli entities will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli entity, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli entity, whether directly or indirectly.

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

Taxation of Dividends paid to Non-Israeli Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  Such sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the rate of 25%, or 30% for a shareholder that is considered a “significant shareholder” at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Such dividends are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). The portion of dividends paid out of income attributed to a Preferred Enterprise or Preferred Technology Enterprise is subject to withholding tax at the rate of 20% (in the case of non-Israeli shareholders – subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for such 20% withholding tax rate or a reduced tax rate as may be provided in an applicable tax treaty between Israel and the shareholder’s country of residence).

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

   Surtax

   Subject to the provisions of any applicable tax treaty, individuals who are subject to tax in Israel (whether or not any such individual is an Israeli resident) are also subject to a surtax at the rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 721,560 for 2026, which amount is linked to the annual change in the Israeli consumer price index (with the exception that, based on Israeli legislation, such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027). In addition, effective as of January 1, 2025, an additional 2% surtax will be imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), provided that the individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560. This additional surtax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

For our taxable year ended December 31, 2025, we do not believe that we should be classified as a PFIC. There can be no assurance, however, that the IRS will not challenge this treatment, and it is possible that the IRS could attempt to treat us as a PFIC for 2025 and prior taxable years. The tests for determining PFIC status require a factual determination that depends on, among other things, the composition of our income, assets and activities in each taxable year, and can only be made annually after the close of each taxable year. Furthermore, the aggregate value of our gross assets is likely to be determined in part by reference to the trading price of our ordinary shares, which could fluctuate significantly. We have a substantial balance of cash and other liquid investments, which are passive assets for purposes of the PFIC determination. Accordingly, if our market capitalization declines significantly, it may make our classification as a PFIC more likely for the current or future taxable years. Accordingly, there can be no assurance that we will not become a PFIC in future taxable years.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, our principal shareholders are exempt from the reporting provisions contained in Section 16 of the Exchange Act and our officers and directors are exempt from the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

In addition, as of December 31, 2025, we had cash and cash equivalents, including short-term and long-term bank deposits and short- and long-term marketable securities, of $460.6 million. As of that date, approximately 85% of our cash, cash equivalents, bank deposits and marketable securities are held by Radware Ltd. in Israeli or U.S. financial institutions.

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

Exposure to Interest Rate Fluctuations

As of December 31, 2025, approximately 19% of our cash throughout the world was invested in fixed-income securities which are affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. These securities are readily available for sale and are treated as such in our financial statements.

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

Our investments portfolio consists primarily of investments in foreign banks and government debentures, corporate debentures, U.S. government and bank deposits. As of December 31, 2025, approximately 19% of our portfolio was invested in corporate debentures, 0.4% in foreign banks and government debentures and the rest of the funds were invested in bank deposits and money market funds. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. Realized losses in our investments portfolio may adversely affect our financial condition and results.

Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions could have an adverse effect on our results of operations and financial condition.

We currently have no debt.

Exposure to Currency Fluctuations

Approximately 87% of our sales in 2025 were denominated in dollars or are dollar-linked, and we incur most of our expenses in dollars, NIS, and euros. We believe that the dollar is the primary currency of the economic environment in which we operate. Thus, our functional and reporting currency is the dollar, and monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with ASC 830 “Foreign Currency Matters.” Changes in currency exchange rates between our functional currency and the currency in which a transaction is denominated are included in our results of operations as financial income (expense) in the period in which the currency exchange rates change.

We monitor our foreign currency exposure and periodically use currency forward contracts to mitigate the impact of fluctuations in USD/NIS exchange rates on our forecasted cash flows. As of December 31, 2025, we had outstanding currency forward contracts totaling approximately $7.8 million to hedge a portion of our anticipated NIS‑denominated expenses through March 31, 2026. For 2026, however, we have hedged only a very limited portion of our anticipated exposure. Consequently, we expect that the continued weakening of the U.S. dollar relative to the shekel during 2026 will materially increase our NIS‑denominated operating costs. This trend is expected to have a significant adverse effect on our results of operations and, in turn, negatively impact our net income for the year.

Our revenues and expenses may be affected by fluctuations in the value of the dollar as it relates to foreign currencies, mainly the NIS and Euro. For example, if there were no changes in the average exchange rates of the dollar relative to the NIS and Euro in 2025 compared to the average exchange rates in 2024, our revenues would have been lower in an amount of $1.4 million, and our expenses would have been lower by an amount of $2.6 million. Assuming our revenues and expenses in 2025 remain at the same level and with the same currency mix as in 2025, a 10% weakening in the value of the dollar relative to all currencies in which we operate would result in an increase in revenues of approximately $3.7 million and an increase in our expenses of $13.7 million.

The following table presents information about the changes in the exchange rates of the U.S. dollar relative to the NIS and Euro:

	U.S. dollar against:
Year ended December 31,	NIS	Euro
2021	(3.3)%	8.4%
2022	13.2%	6.1%
2023	3.1%	(3.6)%
2024	0.6%	6.3%
2025	(12.5)%	(11.3)%

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

ITEM 14.        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.        CONTROLS AND PROCEDURES

•          Disclosure Controls and Procedures

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2025. Based on this evaluation, our President and Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to ensure that: (1) information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (2) such information is accumulated and communicated to our management, including our President and Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Our management, with the participation of our President and Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In conducting its assessment of internal control over financial reporting, our management based its evaluation on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2025 based on these criteria.

•             Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by Kost, Forer, Gabbay & Kasierer (a Member of Ernst & Young Global), an independent registered public accounting firm who audited and reported on the consolidated financial statements of the company for the year ended December 31, 2025.

This annual report includes an attestation report of our independent registered public accounting firm regarding management’s assessment of internal control over financial reporting on page F-4 of our audited consolidated financial statements set forth in Item 18 “Financial Statements.”

•             Changes in Internal Control Over Financial Reporting

During the year ended December 31, 2025, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Although some of our workforce is or was working remotely during 2025, there were no material changes to our existing internal control over financial reporting as a result of this.

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

ITEM 16B.     CODE OF ETHICS

We have adopted a Code of Conduct and Ethics that applies to all directors, officers and other employees of the Company, including our President and Chief Executive Officer, Chief Financial Officer, Director of Finance and Corporate Controller. Our Code of Conduct and Ethics has been posted on our Internet website, http://www.radware.com/corporategovernance/ (information contained on our website, including in our Code of Conduct and Ethics, is not incorporated herein by reference and shall not constitute part of this annual report). The Company will promptly disclose to our shareholders, if required by applicable laws or stock exchange requirements, any amendments to or waivers from the Code of Conduct and Ethics applicable to our directors or officers by posting such information on our website. No waivers were requested or given during 2025.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

In the annual meeting held in December 2025, our shareholders approved the reappointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (Ernst & Young), to serve as our independent auditors until the next annual meeting.

The following table sets forth, for each of the years indicated, the aggregate fees billed by Ernst & Young and the percentage of each of the fees out of the total amount paid to them classified by category:

	Year Ended December 31,
	2025*		2024*
	(US$ in thousands)
Audit Fees (1)	492	76%	507	72%
Audit-Related Fees (2)	8	0%	-	0%
Tax Fees (3)	88	14%	134	19%
All Other Fees (4)	62	10%	63	9%
Total	650	100%	704	100%

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

ITEM 16D.            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2025, we repurchased 459,778 of our ordinary shares for consideration of $10.95 million under publicly announced share repurchase plans, as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (in US$)	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Dollar Value of Shares that May Yet to Be Purchased Under the Plans (1)(2)
January 1 through October 31	0	0	0	$80,000,000
November 1 through 30	35,862	22.75	35,862	$79,184,218
December 1 through 31	423,916	23.91	423,916	$69,046,954

(1) In August 2024, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2025 Plan”). The 2025 plan came into effect on August 28, 2024 and expired on March 15, 2026.

(2) In February 2026, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2026 Plan”). The 2025 plan came into effect upon the expiration of the 2025 Plan and, unless extended, will expire on March 15, 2027.

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

ITEM 18.               FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this annual report, beginning on page F-1.

ITEM 19.               EXHIBITS

The exhibits filed with or incorporated into this annual report are listed on the index of exhibits below.

Exhibit No.	Exhibit
1.1¶	Memorandum of Association (A)
1.2	Amended and Restated Articles of Association (B)
2.1	Description of the Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (C)
4.1	Form of Directors and Officers Indemnity Deed (D)
4.2	Summary of Material Terms of the Lease Agreements for the Company’s Headquarters (E)
4.3	1997 Key Employee Share Incentive Plan, as amended and restated (F)
4.4	1997 Key Employee Share Incentive Plan—2010 Addendum (for international grantees) (G)
4.5	Radware Ltd. – 2010 Employee Share Purchase Plan (H)
4.6	Amended and Restated Compensation Policy for Executive Officers and Directors (I)
4.7#	Asset Purchase Agreement, dated as of February 16, 2022, by and between Radware Ltd. and SecurityDAM Ltd. (J)
8.1*	List of Subsidiaries
11*	Insider Trading Policy
12.1*	Certification of the President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of the President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
97.1	Compensation Recovery Policy (K)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the inline XBRL document).

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
(F)  Incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025.
(G)  Incorporated by reference to Exhibit 4.8 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.
(H)  Incorporated by reference to Exhibit 4.9 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on April 29, 2010.
(I)  Incorporated by reference to Appendix A of the Proxy Statement submitted as Exhibit 99.2 to the current report as Form 6-K, submitted to the SEC on June 23, 2022.
(J)  Incorporated by reference to Exhibit 4.7 to the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 11, 2022.
(K)  Incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 25, 2024.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RADWARE LTD.

By:	/s/ Roy Zisapel
Roy Zisapel
President and Chief Executive Officer

Date: March 31, 2026

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

U.S. DOLLARS IN THOUSANDS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Radware Ltd. and its subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2026, expressed an unqualified opinion thereon.

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

Revenue Recognition
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company's revenues are derived from sales of its products, services and subscriptions. The Company enters into contracts with customers that include combinations of products, services and subscriptions, which are generally distinct and recorded as separate performance obligations. In such cases, the transaction price is then allocated to the distinct performance obligations on a relative standalone selling price basis and revenue is recognized when control is transferred to the customer.

Auditing the estimate of standalone selling price for performance obligation not sold separately involved subjective auditor judgment due to the absence of directly observable data which requires the Company to make subjective assumptions used to estimate the standalone selling price for each performance obligation. Standalone selling prices for goods and services can evolve over time due to changes in the Company’s pricing practices that may be influenced by competition, changes in demand for products and services, and economic factors.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to the estimate of standalone selling prices for each distinct performance obligation.

Our audit procedures included testing management’s determination of standalone selling prices for each performance obligation, including assessing the appropriateness of the methodology applied, testing the mathematical accuracy of the underlying data and evaluating the significant assumptions used by the Company. We also inspected the source of historical data, pricing and other inputs such as customer grouping. In addition, we evaluated the Company’s disclosures included in Note 2 to the consolidated financial statements.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company's auditor since 2002.
Tel-Aviv, Israel
March 31, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Radware Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Radware Ltd. and its subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Radware Ltd. and its subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 31, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel
March 31, 2026

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2025	2024

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$105,078	$98,714
Marketable securities	15,900	72,994
Short-term bank deposits	136,282	104,073
Trade receivables, net	35,023	16,823
Other current assets and prepaid expenses	11,004	14,242
Inventories	13,220	14,030

Total current assets	316,507	320,876

LONG-TERM INVESTMENTS:

Marketable securities	71,398	29,523
Long-term bank deposits	131,922	114,354
Other assets	2,830	2,171

Total long-term investments	206,150	146,048

Property and equipment, net	16,452	15,632
Operating lease right-of-use assets	15,625	18,456
Intangible assets, net	7,782	11,750
Goodwill	68,008	68,008
Other long-term assets	40,641	37,906

Total assets	$671,165	$618,676

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	December 31,
	2025	2024

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables	$7,234	$5,581
Deferred revenues	112,054	106,303
Operating lease liabilities	5,051	4,750
Employees and payroll accruals	36,784	32,023
Other payables and accrued expenses	33,160	19,813

Total current liabilities	194,283	168,470

LONG-TERM LIABILITIES:

Deferred revenues	65,764	64,708
Operating lease liabilities	11,970	13,519
Other long-term liabilities	8,464	14,904

Total long-term liabilities	86,198	93,131

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:

Share capital -
Ordinary shares of New Israeli Shekel (“NIS”) 0.05 par value - Authorized: 90,000,000 at December 31, 2025 and 2024; Issued: 64,059,411 and 63,008,264 shares at December 31, 2025 and 2024, respectively; Outstanding: 43,145,971 and 42,554,602 shares at December 31, 2025 and 2024, respectively	770	754
Additional paid-in capital	578,652	555,154
Treasury shares 20,913,440 and 20,453,662 of ordinary shares at December 31, 2025 and 2024, respectively	(377,561)	(366,588)
Accumulated other comprehensive income	1,393	1,103
Retained earnings	146,107	125,850

Total Radware Ltd. shareholders' equity	349,361	316,273

Non-controlling interest	41,323	40,802

Total shareholders’ equity	390,684	357,075

Total liabilities and shareholders’ equity	$671,165	$618,676

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

U.S. dollars in thousands, except share and per share data

	Year ended December 31,
	2025	2024	2023

Revenues:
Products	$189,582	$155,437	$145,541
Services	112,268	119,443	115,751

Total revenues	301,850	274,880	261,292

Cost of revenues:
Products	49,033	42,178	41,450
Services	9,306	11,074	10,260

Total cost of revenues	58,339	53,252	51,710

Gross profit	243,511	221,628	209,582

Operating expenses, net:

Research and development, net	78,981	74,723	82,617
Sales and marketing	127,586	122,450	126,237
General and administrative	25,536	28,342	32,408

Total operating expenses, net	232,103	225,515	241,262

Operating income (loss)	11,408	(3,887)	(31,680)
Financial income, net	17,899	16,552	13,927

Income (loss) before taxes on income	29,307	12,665	(17,753)
Taxes on income	9,050	6,627	3,837

Net income (loss) attributable to Radware Ltd.’s shareholders	$20,257	$6,038	$(21,590)

Basic net earnings (loss) per share	$0.47	$0.14	$(0.50)

Diluted net earnings (loss) per share	$0.45	$0.14	$(0.50)

Weighted-average shares used to compute net income (loss) per share:

Basic	42,879,056	41,982,851	42,871,770

Diluted	44,698,538	43,362,906	42,871,770

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Net income (loss)	$20,257	$6,038	$(21,590)

Other comprehensive income before tax:
Unrealized gains (losses) on marketable securities:
Changes in unrealized gains	231	1,389	4,526
Less: reclassification adjustments for losses included in net income (loss)	-	-	(243)
Cash flow hedging activities adjustments:
Changes in unrealized gains (losses)	4,757	485	(2,955)
Less: reclassification adjustments for gains (losses) included in net income (loss)	(4,630)	(534)	4,799

Other comprehensive income before tax	358	1,340	6,127
Unrealized gains (losses) on marketable securities:
Income tax expenses related to components of other comprehensive income	(53)	(320)	(985)
Cash flow hedging activities adjustments:
Income tax benefits (income tax expenses) related to components of other comprehensive income	(15)	6	(221)

Income tax expenses related to components of other comprehensive income	(68)	(314)	(1,206)

Other comprehensive income, net of tax	290	1,026	4,921

Comprehensive income (loss) attributable to Radware Ltd.’s shareholders	$20,547	$7,064	$(16,669)

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands, except share and per share data

	Number of outstanding ordinary shares	Share capital	Additional paid-in capital	Treasury share, at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total Radware Ltd. shareholders’ equity	Non-controlling interest	Total shareholders’ equity

Balance as of January 1, 2023	$44,306,891	$732	$498,168	$(303,299)	$(4,844)	$141,402	$332,159	$36,284	$368,443

Repurchase of ordinary shares	(3,361,965)	-	-	(62,450)	-	-	(62,450)	-	(62,450)
Issuance of shares upon exercise of share options and vesting of restricted shares units	753,950	10	361	-	-	-	371	-	371
Share-based compensation	-	-	30,680	-	-	-	30,680	2,899	33,579
Other comprehensive loss, net of tax	-	-	-	-	4,921	-	4,921	-	4,921
Net loss	-	-	-	-	-	(21,590)	(21,590)	-	(21,590)

Balance as of December 31, 2023	41,698,876	742	529,209	(365,749)	77	119,812	284,091	39,183	323,274

Repurchase of ordinary shares	(52,688)	-	-	(839)	-	-	(839)	-	(839)
Issuance of shares upon exercise of share options and vesting of restricted shares units	908,414	12	(9)	-	-	-	3	-	3
Share-based compensation	-	-	25,954	-	-	-	25,954	1,619	27,573
Other comprehensive income, net of tax	-	-	-	-	1,026	-	1,026	-	1,026
Net income	-	-	-	-	-	6,038	6,038	-	6,038

Balance as of December 31, 2024	42,554,602	754	555,154	(366,588)	1,103	125,850	316,273	40,802	357,075

Repurchase of ordinary shares	(459,778)	-	-	(10,973)	-	-	(10,973)	-	(10,973)
Issuance of shares upon exercise of share options and vesting of restricted shares units	1,051,147	16	(16)	-	-	-	-	-	-
Share-based compensation	-	-	23,514	-	-	-	23,514	521	24,035
Other comprehensive income, net of tax	-	-	-	-	290	-	290	-	290
Net income	-	-	-	-	-	20,257	20,257	-	20,257

Balance as of December 31, 2025	43,145,971	$770	$578,652	$(377,561)	$1,393	$146,107	$349,361	$41,323	$390,684

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Cash flows from operating activities:

Net income (loss)	$20,257	$6,038	$(21,590)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	11,684	11,836	12,244
Share-based compensation	24,035	26,027	34,022
Loss on sale of marketable securities	-	-	243
Amortization of premiums, accretion of discounts and accrued interest on marketable securities, net	1	(417)	1,754
Changes in accrued interest on bank deposits	(7,736)	3,366	(3,265)
Increase (decrease) in accrued severance pay, net	193	(45)	(299)
Decrease (increase) in trade receivables, net	(18,200)	3,444	(2,515)
Changes in deferred income taxes, net	(733)	(1,084)	(551)
Decrease (increase) in other assets and prepaid expenses	(3,763)	987	246
Decrease (increase) in inventories	810	1,514	(4,116)
Increase (decrease) in trade payables	1,653	1,283	(2,166)
Increase (decrease) in deferred revenues	6,807	5,500	(14,951)
Increase (decrease) in other payables and accrued expenses	13,500	13,274	(1,415)
Operating lease right-of-use assets	4,713	4,203	3,934
Operating lease liabilities	(3,130)	(4,317)	(5,075)

Net cash provided by (used in) operating activities	50,091	71,609	(3,500)

Cash flows from investing activities:

Purchase of property and equipment	(8,536)	(5,279)	(5,429)
Proceeds from other long-term assets	58	81	66
Investment in (proceeds from) other deposits	5,000	(5,000)	-
Proceeds from (investing in) bank deposits	(42,041)	(48,115)	81,031
Purchase of marketable securities	(65,425)	(110,125)	(33,274)
Proceeds from maturity of marketable securities	73,224	124,968	46,177
Proceeds from sale of marketable securities	7,650	3,950	4,208

Net cash (used in) provided by investing activities	(30,070)	(39,520)	92,779

The accompanying notes are an integral part of the consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023

Cash flows from financing activities:

Proceeds from exercise of share options	-	3	371
Payment of contingent consideration related to acquisition	(3,167)	(3,077)	(2,063)
Repurchase of ordinary shares	(10,490)	(839)	(63,234)

Net cash used in financing activities	(13,657)	(3,913)	(64,926)

Increase in cash and cash equivalents	6,364	28,176	24,353
Cash and cash equivalents at the beginning of the year	98,714	70,538	46,185

Cash and cash equivalents at the end of the year	$105,078	$98,714	$70,538

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$2,218	$921	$4,000

Non-cash investing activities:

Right-of-use assets recognized with corresponding lease liabilities	$1,882	$1,882	$1,633

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

c.
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

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term bank deposits are stated at cost plus accrued interest, which approximates market values.

Bank deposits with maturities of more than one year are included in long-term bank deposits. Long-term bank deposits are stated at cost plus accrued interest, which approximates market values.

f.	Investment in marketable securities:

The Company accounts for investments in marketable debt securities in accordance with ASC No. 320, "Investments - Debt Securities." Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies its marketable securities as either short-term or long-term based on each instrument's underlying contractual maturity date.

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

The Company periodically evaluates its available-for-sale debt securities for impairment. If the amortized cost of an individual security exceeds its fair value, the Company considers its intent to sell the security or whether it is more likely than not that it will be required to sell the security before recovery of its amortized basis. If either of these criteria are met, the Company writes down the security to its fair value and records the impairment charge in financial income, net in the Company’s consolidated statements of income (loss). If neither of these criteria are met, the Company determines whether credit loss exists. Credit loss is estimated by considering changes to the rating of the security by a rating agencies, any adverse conditions specifically related to the security, as well as other factors.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Inventories:

Inventories are stated at the lower of cost or net realizable value. Inventory write-off is provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories and discontinued products. Inventory write-offs totaled $553, $952 and $1,201 in 2025, 2024 and 2023, respectively, and have been included in cost of revenues of products in the Company’s consolidated statements of income (loss).

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

As of December 31, 2025 and 2024, the Company had capitalized implementation costs related to the new ERP implementation project in the amounts of $2,345 and $2,350, respectively, presented under other current assets and prepaid expenses and other long-term assets in the consolidated balance sheet.

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

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 6 to 9 years. All intangible assets are amortized over their estimated useful lives on a straight-line basis. Each period, the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. During each of the years 2025, 2024 and 2023, no impairment losses were recorded.

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

The Company determines if an arrangement is a lease at inception. The Company did not have any finance leases as of December 31, 2025. The Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of 12 months or less.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ROU assets and lease liabilities are recognized at the commencement date based on the present value of future lease payments over the lease term. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease term, plus any initial direct costs incurred. The lease liability is initially measured based on the discounted present value of remaining lease payments over the lease term.

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

The Group's revenues are derived from sales of its products, services and subscriptions:

•
Revenues from physical products and software-based products are recognized at a point in time when control of the promised goods is transferred to the customer, either upon shipment or when the product is delivered, depending on the commercial terms of each transaction. Revenues from cloud subscriptions, included as product revenues, are recognized ratably, on a straight-line basis, over the subscription period, as the services have a consistent continuous pattern of transfer to a customer during the contractual subscription term.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•
Revenues from post-contract customer support ("PCS"), which represent mainly help-desk support and unit repairs or replacements, professional services, and emergency response team (“ERT”) services are recognized ratably, on a straight-line basis, over the term of the related contract, which is typically between one year and three years. Renewals of support contracts create new performance obligations that are satisfied over the term with the revenues recognized ratably, on a straight-line basis, over the renewed period as the services have a consistent continuous pattern of transfer to a customer during the contractual subscription term.

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

Deferred revenues represent mainly the unrecognized revenue collected for subscriptions and for PCS. Such revenues are recognized ratably over the term of the related agreement. Out of the gross deferred revenues balance at the beginning of the year ended December 31, 2025, an amount of $138,940 (approximately 64%) was recognized as revenues during the year ended December 31, 2025. Out of the gross deferred revenues balance at the beginning of the year ended December 31, 2024, an amount of $129,692 (approximately 64%) was recognized as revenues during the year ended December 31, 2024.

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

As of December 31, 2025, the aggregate amount of remaining performance obligations from contracts with customers was $398,810. The Company expects to recognize approximately 55% of its remaining performance obligations as revenue over the next 12 months, with the remaining recognition up to five years.

The following table provides information about disaggregated revenues by major product line:

	Year ended December 31,
	2025	2024

Products	$52,312	$46,275
Services	94,493	100,355
Subscriptions	155,045	128,250

	$301,850	$274,880

For information regarding disaggregated revenues by geographical market, please see Note 16.

The Company records a provision for estimated sale returns, credits and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns and other known factors. Such provisions amounted to $7,324 and $5,275 as of December 31, 2025 and 2024, respectively. The provision for estimated sale returns and credits as of December 31, 2025 and 2024, is included in other payables and accrued expenses in the consolidated balance sheets.

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

Costs to obtain contracts:

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. Commission costs related to long-term service contracts and performance obligations satisfied over time are deferred and recognized on a systematic basis that is consistent with the transfer of the products or services to which the asset relates. Sales commissions paid for new contracts, which are not commensurate with sales commissions paid for renewal contracts, are capitalized and amortized proportionately to revenue over an expected period of benefit and are included in sales and marketing expenses in the accompanying consolidated statements of income (loss). The Company applies judgment in estimating the amortization period, by taking into consideration its product life term, history of renewals, and expected length of customer relationship, as well as the useful life of the underlying technology and products. As of December 31, 2025, the Company has determined the expected period of benefit to be approximately 3.49 years. Deferred commission costs capitalized are periodically reviewed for impairment.

As of December 31, 2025 and 2024, the amount of deferred commission was $22,443 and $20,228, respectively, and is included in other long-term assets on the consolidated balance sheets.

During the year ended December 31, 2025 and 2024, the Company recorded amortization expenses in connection with deferred commissions in the amounts of $11,616 and $12,754, respectively.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Accounts receivable, net:

Receivables are recorded when the right to consideration is unconditional. Accounts receivable are recorded at the invoiced amount, net of allowance for credit losses, which amounted to $120 and $53 as of December 31, 2025 and 2024, respectively. The allowance for credit losses is based on the Company’s assessment of the collectability of accounts. The Company regularly assesses credit losses based on a combination of factors, including an assessment of the current customer’s aging balance, the nature and size of the customer, and the financial condition of the customer.

The Company generally provides a one-year assurance-type warranty for all of its products. A provision is recorded for estimated warranty costs at the time revenues are recognized based on the Company's historical experience. As of December 31, 2025, the allowance for warranty is immaterial.

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

Research and development grants deducted from research and development expenses, net amounted to $338, $42 and $430 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

The Company recognizes compensation expenses for the value of its awards using the accelerated attribution method over the requisite service period of each of the awards, net of estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

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

Liability-classified awards are remeasured at the end of each reporting period until settlement

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

The fair value of each market-condition based RSU and market-condition based share-options award is estimated on the date of grant using the Monte Carlo model that uses the assumptions noted in the following table:

	Year ended December 31,
	2025	2024	2023

Risk free interest rate	-	3.88%-4.02%	4.06%-4.16%
Dividend yields	-	0%	0%
Expected volatility	-	32.02%- 35.35%	29.83%- 35.23%
Weighted-average expected term from grant date (in years)	-	3-5.16	3-5.16

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

The fair value of the Company's share options granted to employees and directors for the years ended December 31, 2025, 2024 and 2023 was estimated using the following weighted-average assumptions:

Employees' share option plan:

	Year ended December 31,
	2025	2024	2023

Risk free interest rate	3.73%	3.89%	4.87%
Dividend yields	0%	0%	0%
Expected volatility	36%	37%	34%
Weighted-average expected term from grant date (in years)	3.93	3.41	3.39

u.	Income taxes:

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

For each of the years ended December 2025, 2024 and 2023, credit loss expenses were immaterial.

As of each of December 31, 2025 and 2024, no single customer accounted for more than 10% of total revenue for the periods presented.

The Israeli bank deposits are not insured, while the deposits made in the United States are in excess of insured limits and are not otherwise insured. Generally, these cash equivalents may be redeemed upon demand and, therefore management believes that it bears a lower risk. The short-term and long-term bank deposits are held in financial institutions which management believes are institutions with high credit standing, and accordingly, minimal credit risk from geographic or credit concentration exists with respect to these bank deposits. As of December 31, 2025, all of our short- and long-term bank deposits were deposited in Israel with major Israeli banks, which are all rated ilAAA, as determined by the Israeli affiliate of Standard & Poor's ("S&P").

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of December 31, 2025, the maximal contractual duration of any of the Company's bank deposits was 3 years, the weighted-average duration of the Company's deposits was 1.89 years, and the weighted-average time to maturity was 1.06 years.

From a geographic perspective, 89% of the Company’s debt marketable securities portfolio was invested in debt securities of U.S. issuers, 5% was invested in debt securities of European issuers and 6% was invested in debt securities of other geographic-located issuers. As of December 31, 2025, 82% of the Company's debt marketable securities portfolio was rated A- or higher, as determined by S&P, and 18% was rated BBB+.

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

During 2025 and 2024, the Company entered into forward contracts to hedge a portion of anticipated NIS payroll and benefit payment. These derivative instruments are designated as cash flow hedges, as defined by ASC 815, and accordingly are measured in fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses at the time that the hedged income or expense is recorded.

As of December 31, 2025, we had outstanding currency forward contracts in the total amount of approximately $7,802 to hedge a  portion of its forecasted expenses denominated in NIS. These forwards contracts expire on various dates until March 31, 2026.

As of December 31, 2025, the Company recorded an asset in other receivables and prepaid expenses in the amount of $1,290. As of December 31, 2024, the Company recorded an asset in other receivables and prepaid expenses in the amount of $1,163.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the years ended December 31, 2025 and December 31, 2024, the Company recorded hedging profits of $741 and $86, respectively, deducted from cost of revenues, and hedging profits of $3,889 and $449, respectively, deducted from operating expenses related to its hedging forward contracts. For the year ended December 31, 2023, the Company recorded hedging expenses of $584 in cost of revenues and hedging expenses of $4,215 in operating expenses, related to its hedging forward contracts.

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

Severance pay expenses, related to our Israeli employees, for the years ended December 31, 2025, 2024 and 2023 amounted to approximately $4,794, $4,925 and $5,108, respectively. Accrued severance pay is included in other long-term liabilities in the consolidated balance sheets.

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

During the years ended December 31, 2025, 2024, and 2023, the Company recorded $270, $275 and $285, respectively, of expenses related to the 401(k) plan. The Company also has other liabilities for severance pay in other jurisdictions.

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

In accordance with ASC No. 820, the Company measures its money market funds, marketable securities and foreign currency derivative contracts at fair value. Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The fair value of the contingent consideration related to the investment in SecurityDAM is classified within Level 3, as the valuation includes unobservable inputs.

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

The non-controlling interests presented in the Company’s consolidated balance sheets as of December 31, 2025, comprise of $35,000 of funds received in exchange for the non-controlling interests in Skyhawk and $6,323 accumulated share-based compensation expenses for equity awards of certain other subsidiaries granted to employees of those subsidiaries.

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

The total number of ordinary shares related to outstanding share options and RSUs excluded from the calculation of diluted income (loss) per share as they would have been anti-dilutive was 1,328,287, 893,089 and 2,003,939 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

af.	New accounting pronouncements not yet effective:

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

In September 2025, the FASB issued ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40) - Targeted Improvements to the Accounting for Internal-Use Software. The ASU was updated to consider different methods of software development and requires internal-use software costs to be capitalized when management has authorized and committed to funding the software project and when significant uncertainty associated with the development of the software has been resolved. The amendments in this ASU are required to be adopted for annual and interim reporting periods beginning after December 15, 2027, with early adoption permitted, and may be applied either through a prospective, retrospective or a modified transition approach. The Company is currently evaluating the effect of adopting the ASU on our consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amended guidance provides a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, including such assets acquired in a business combination. Under the practical expedient, an entity may assume that current conditions as of the balance sheet date will remain unchanged over the remaining life of these assets. This guidance will be effective for the Company for annual periods beginning January 1, 2026, on a prospective basis, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ag.	Recently issued and adopted pronouncements:

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the transparency of income tax disclosures. The standard requires public business entities to provide, on an annual basis, additional disaggregated information within the rate reconciliation and expanded disclosures of income taxes paid, net of refunds, by federal (national), state, and foreign jurisdictions. The Company adopted ASU 2023-09 during the year ended December 31, 2025, on a prospective basis which resulted in updated income tax disclosures. See Note 14 in the accompanying notes to our consolidated financial statements for further detail.

NOTE 3:-	ACQUISITIONS

On February 17, 2022 (the “Closing Date”), the Company acquired all of the technology and other intangible assets from SecurityDAM, which was a related party and was the sole single-managed security service provider of the Company for a total consideration of (1) $30,000 in cash and (2) additional contingent consideration of up to $12,500 based on the revenues of the Company’s cloud DDoS protection service post-acquisition. The contingent consideration was measured at fair value at the closing date and recorded as a liability in other long-term liabilities on the consolidated balance sheets in the amount of $9,525.

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

Goodwill generated from this business combination is primarily attributable to synergies between the Company's and SecurityDAM's respective products and services. The goodwill is deductible for income tax purposes. The fair value of the contingent consideration related to the investment in SecurityDAM was $699 as of December 31, 2025, refer to Note 5 for more information. Changes in the contingent consideration are recorded in the consolidated statements of income (loss) in operating expenses, net under general and administrative expenses.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES

Debt securities with contractual maturities of less than one year are as follows:

	December 31,
	2025				2024
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$1,614	$-	$-	$1,614	$-	$-	$-	$-
US government	-	-	-	-	3,780	-	2	3,782
Corporate debentures	14,273	(1)	14	14,286	68,962	(72)	322	69,212

Total marketable securities	$15,887	$(1)	$14	$15,900	$72,742	$(72)	$324	$72,994

Debt securities with contractual maturities for more than one year are as follows:

	December 31,
	2025				2024
	Amortized	Gross unrealized	Gross unrealized	Market	Amortized	Gross unrealized	Gross unrealized	Market
	cost	losses	gains	value	cost	losses	gains	value

Foreign banks and government debentures	$303	$-	$10	$313	$1,888	$(8)	$7	$1,887
US government	-	-	-	-	-	-	-	-
Corporate debentures	70,774	(42)	353	71,085	27,784	(165)	17	27,636

Total marketable securities	$71,077	$(42)	$363	$71,398	$29,672	$(173)	$24	$29,523

Debt securities with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values as of December 31, 2025 are as follows:

	December 31, 2025
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total investments with continuous unrealized losses
	Fair Value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Foreign banks and government debentures	$-	$-	$-	$-	$-	$-
US government	-	-	-	-	-	-
Corporate debentures	15,572	(42)	1,804	-	17,376	(42)

Total available-for-sale marketable securities	$15,572	$(42)	$1,804	$-	$17,376	$(42)

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

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

As of December 31, 2025 and 2024, interest receivable amounted to $980 and $1,038, respectively, and is included within marketable securities in the consolidated balance sheets.

NOTE 5:-	FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities measured at fair value on a recurring basis, including interest receivable components consisted of the following types of instruments as of December 31, 2025 and 2024:

	December 31, 2025
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:

Money market funds	$1,784	$-	$-	$1,784

Other receivables and prepaid expenses:

Derivative instruments	-	1,290	-	1,290

Marketable securities:

Foreign banks and government debentures	-	1,928	-	1,928
US government	-	-	-	-
Corporate debentures	-	85,370	-	85,370

Total financial assets	$1,784	$88,588	$-	$90,372

Liabilities

Contingent consideration	$-	$-	$699	$699

Total financial liabilities	$-	$-	$699	$699

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2024
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents:

Money market funds	$3,069	$-	$-	$3,069

Other receivables and prepaid expenses:

Derivative instruments	-	1,163	-	1,163

Marketable securities:

Foreign banks and government debentures	-	1,887	-	1,887
US government	-	3,782	-	3,782
Corporate debentures	-	96,848	-	96,848

Total financial assets	$3,069	$103,680	$-	$106,749

Liabilities

Contingent consideration	$-	$-	$3,866	$3,866

Total financial liabilities	$-	$-	$3,866	$3,866

The table below presents the changes in Level 3 contingent consideration obligation measured on a recurring basis and related to the SecurityDAM acquisition:

	Year ended December 31,
	2025	2024

Fair value at the beginning of the year	$3,866	$6,332
Changes in the fair value of contingent consideration in SecurityDAM	238	701
Reclassification of payable related to contingent consideration to other payables and accrued expenses (see Note 10)	(3,405)	(3,167)

Fair value at the end of the year	$699	$3,866

The fair value of the contingent consideration related to the acquisition of SecurityDAM was $699 as of December 31, 2025. The Company estimated the fair value of the contingent consideration using a predetermined percentage (as detailed in the agreement) out of expected revenues with a discount rate of between 9.86-10.04%.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	INVENTORIES

Inventories are comprised of the following:

	December 31,
	2025	2024

Raw materials and components	$2,616	$2,182
Work-in-progress	21	658
Finished products	10,583	11,190

	$13,220	$14,030

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024
Cost:

Computer, peripheral equipment and software	$90,558	$97,450
Office furniture and equipment	9,428	12,244
Leasehold improvements	5,913	7,695

	105,899	117,389
Accumulated depreciation:

Computer, peripheral equipment and software	76,838	85,213
Office furniture and equipment	8,182	10,350
Leasehold improvements	4,427	6,194

	89,447	101,757

Property and equipment, net	$16,452	$15,632

Depreciation expenses for the years ended December 31, 2025, 2024 and 2023 were $7,716, $7,868 and $8,276, respectively.

During 2025 and 2024, the Company retired and fully depreciated assets that were no longer in use. As a result, $20.2 million and $21.7 million, respectively, of cost and related accumulated depreciation was removed from the accounts. No gain or loss was recognized.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	INTANGIBLE ASSETS, NET

Intangible assets:

	December 31,
	2025	2024

Cost:
Acquired technology	$45,607	$45,607
Customer relationships and brand name	9,817	9,817

	55,424	55,424

Accumulated amortization:
Acquired technology	37,825	33,857
Customer relationships and brand name	9,817	9,817

	47,642	43,674

Intangible assets, net	$7,782	$11,750

Amortization expenses for the years ended December 31, 2025, 2024 and 2023 were $3,968, $3,968 and $3,968, respectively.

Future estimated amortization expenses for the years ending:

December 31,

2026	$3,725
2027	3,662
2028	395

Total	$7,782

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	LEASES

The Company has various operating leases for office space, vehicles and warehouse space that expire on different dates through 2030. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The Company provided several security deposits mainly to secure various operating lease agreements in connection with its office space.

Aggregate lease payments for the right of use assets over the remaining lease period as of December 31, 2025, are as follows:

2026	$5,315
2027	4,368
2028	3,869
2029	3,063
2030	1,396
thereafter	-

Total undiscounted lease payments	$18,011

Less: adjustment to discounted lease payments	(990)

Total discounted lease payments	$17,021

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2025:

Weighted-average remaining lease term (years):	3.91

Weighted-average discount rate:	3.24%

The weighted-average remaining lease terms and discount rates for all of operating leases were as follows as of December 31, 2024:

Weighted-average remaining lease term (years):	4.70

Weighted-average discount rate:	3.17%

Total rent expenses for the years ended December 31, 2025, 2024 and 2023 were $5,442, $5,542 and $6,052, respectively (see also Note 18b).

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 10:-	OTHER PAYABLES AND ACCRUED EXPENSES

	December 31,
	2025	2024

Accrued expenses and other payables	$13,829	$9,458
Subcontractors accrual	1,106	1,114
Accrued taxes	14,820	6,074
Contingent consideration related to acquisition	3,405	3,167

	$33,160	$19,813

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Litigation:

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

A wholly owned Israeli subsidiary of the Company has partially financed its research and development efforts through grants received from the IIA. In connection with the IIA grants, the subsidiary is committed to pay royalties to the IIA from its revenue, up to 100% of the amount of the grants received plus 3% annual interest, in accordance with the rules and regulations thereunder. The grants are deducted from research and development expenses. As of December 31, 2025, the remaining contingent obligation of the Israeli subsidiary in connection with such payment of royalties amounted to $478.

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

b.        Treasury shares:

In August 2024, the Company’s Board of Directors authorized a new plan for the repurchase of up to an aggregate of $80 million of the Company’s ordinary shares in the open market, subject to normal trading restrictions, or in privately negotiated transactions (the “2025 Plan”). The 2025 plan came into effect upon the expiration of the 2024 Plan and will expire on March 15, 2026.

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

Pursuant to the Share Option Plans, the Company reserved for issuance 35,912,967 ordinary shares as of December 31, 2025.

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

As of December 31, 2025, the number of Reserved and Authorized Shares under the Share Option Plans is as detailed below:

2025

Share options exercised and outstanding	27,021,199
RSUs vested and outstanding	8,758,799
Ordinary shares available for issuance under the Share Option Plans	132,969

Total reserved and authorized shares as of December 31, 2025	35,912,967

A summary of employees’ and directors’ options activity under the Company's Share Option Plans as of December 31, 2025 is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2025	1,639,897	$22.56	2.39	$2,928
Granted	120,000	23.58
Exercised	(39,005)	23.63
Expired	(577,419)	23.84
Forfeited	(130,325)	23.44

Outstanding at December 31, 2025	1,013,148	$21.80	2.70	$3,860

Exercisable at December 31, 2025	580,777	$23.14	2.02	$2,041

Vested and expected to vest at December 31, 2025	1,006,518	$21.80	2.69	$3,843

The weighted-average grant-date fair value of options granted during the years ended December 31, 2025, 2024 and 2023 was $7.83, $6.11 and $5.48, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2025, there was approximately $1,216 of total unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Company's Share Option Plans. That cost is expected to be recognized over a weighted-average period of 0.85 years.

The total intrinsic value of options exercised during the years 2025, 2024 and 2023 was $121, $11 and $9, respectively.

The aggregate intrinsic value of the outstanding share options at December 31, 2025 and 2024, represents the intrinsic value of 754,026 and 746,808, respectively, outstanding options that are in-the-money as of such dates. 259,122 outstanding options were out-of-the-money as of December 31, 2025.

The options outstanding under the Company’s Share Option Plans as of December 31, 2025 have been separated into ranges of exercise price as follows:

December 31, 2025
Outstanding				Exercisable
		Weighted-
		average	Weighted-		Weighted-
Ranges of		remaining	average		average
exercise	Number of	contractual	exercise	Number of	exercise
price	options	life (years)	price	options	price

$15.12-19.75	511,755	2.81	$17.29	281,218	$17.42
$22.5-24.4	302,271	3.53	$22.99	102,271	$22.61
$27.71-29.1	74,000	1.28	$28.89	74,000	$28.89
$32.71-35.43	125,122	1.09	$33.16	123,288	$33.15

	1,013,148			580,777

The following table summarizes information relating to the number of RSUs, as well as changes to such awards during 2025:

Year ended December 31,
2025

Outstanding at January 1, 2025	3,455,138
Granted	1,077,315
Vested	(1,012,142)
Forfeited	(244,418)

Outstanding as of December 31, 2025	3,275,893

As of December 31, 2025, there was approximately $44,158 of total unrecognized compensation costs related to non-vested RSUs granted under the Company’s Share Option Plans. That cost is expected to be recognized over a weighted-average period of 2.67 years.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant date fair value of RSUs granted during the years ended December 31, 2025, 2024 and 2023 were $26.02, $21.49 and $15.82, respectively.

The weighted-average grant date fair value of RSUs vested during the years ended December 31, 2025, 2024 and 2023 were $21.44, $26.67 and $29.01, respectively.

The weighted-average grant date fair value of RSUs forfeited during the years ended December 31, 2025, 2024 and 2023 were $21.35, $21.74 and $27.16, respectively.

Share-based compensation was recorded in the following items within the consolidated statements of income (loss):

	Year ended December 31,
	2025	2024	2023

Cost of revenues	$574	$366	$515
Research and development, net	5,674	6,113	8,505
Sales and marketing	12,084	10,881	12,554
General and administrative	5,703	8,667	12,448

Total expenses	$24,035	$26,027	$34,022

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 13:-	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2025	2024	2023

Numerator for basic and diluted net earnings (loss) per share:

Net income (loss)	$20,257	$6,038	$(21,590)

Weighted-average shares outstanding, net of treasury shares:

Denominator for basic net earnings (loss) per share	42,879,056	41,982,851	42,871,770
Effect of dilutive securities:
Employee share options and RSUs	1,819,482	1,380,055	-

Denominator for diluted net earnings (loss) per share	44,698,538	43,362,906	42,871,770

Basic net earnings (loss) per share	$0.47	$0.14	$(0.50)

Diluted net earnings (loss) per share	$0.45	$0.14	$(0.50)

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME

a.	General:

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2025	2024

Beginning balance	$6,694	$6,189
Decrease related to settlement tax years*	(4,696)	-
Additions for prior year tax positions	-	326
Decrease for prior year tax positions*	(1,179)	(378)
Additions for current year tax positions	1,750	557

Ending balance	$2,569	$6,694

* In 2025, Radware Ltd. was subject to an examination by the Israeli Income Tax Authority with respect to its tax returns for the 2019–2022 tax years. In December 2025, the Company entered into a settlement agreement with the Israeli Income Tax Authority, thereby concluding the examination. The Company had previously recorded adequate tax provisions to fully cover the obligations arising from the settlement. Accordingly, the audit findings and related agreement did not have a material impact on the Company’s consolidated statements of operations or its overall tax expense.

Following the execution of the settlement, the tax years 2019–2022 are considered closed and will not be subject to further assessment. Accordingly, the previously recorded tax allowance for those years has been reversed.

The Company adjusts the unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available.

During the years ended December 31, 2025, 2024 and 2023, net amounts of nil, $278 and $225, respectively, were added to the unrecognized tax benefits derived from interest and exchange rate differences expenses related to prior years' uncertain tax positions. As of December 31, 2025 and 2024, the Company had accrued interest liability related to uncertain tax positions in the amounts of nil and $889, respectively, which is included within other long-term liabilities on the consolidated balance sheets.

Exchange rate differences are recorded within financial income, net, while interest is recorded within taxes on income in the consolidated statements of income (loss).

The Company's U.S subsidiary files income tax returns in the U.S federal jurisdiction. As of December 31, 2025, the 2022 through 2025 tax years are open and may be subject to potential examinations in the U.S.

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

The Israeli corporate tax rate in 2025, 2024 and 2023 was 23%. A company is taxable on its real capital gains at the corporate tax rate in the year of sale. Non-Israeli subsidiaries are taxed according to the tax laws in their jurisdictions.

3.	Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969 (the “Industry Law”):

Management believes that the Company currently qualifies as an "industrial company" under the above law and, as such, is entitled to certain tax benefits, including accelerated depreciation, deduction of public offering expenses in three equal annual installments and amortization of other intangible property rights for tax purposes.

4.	Tax benefits under the Industry Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”):

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), which includes Amendment 73 to the Investments Law (“Amendment 73”) was published. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9%, effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%).

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

Amendment 73 also prescribes special tax tracks for technological enterprises, and the new tax tracks under Amendment 73 are as follows:

Technological preferred enterprise – an enterprise whose total consolidated revenues (parent company and all subsidiaries) is less than NIS 10 billion. Technological Preferred Enterprise, as defined in the Investments Law, which is not located in development area A, is subject to tax at a rate of 12% on profits deriving from intellectual property (in development area A, the tax rate is 7.5%), subject to satisfaction of a number of conditions, including compliance with a minimal amount or ratio of annual research and development expenditure and research and development employees, as well as having at least 25% of annual income derived from exports.

The Company believes it meets the conditions required to qualify as a Technological Preferred Enterprise.

Income not eligible for Preferred Technological Enterprise benefits is taxed at a regular rate of 23% from 2018 onwards.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

c.         Taxes on income are comprised as follows:

	Year ended December 31,
	2025	2024	2023

Current taxes	$9,045	$6,188	$3,255
Deferred taxes	5	439	582

	$9,050	$6,627	$3,837

Domestic	$4,768	$3,651	$1,079
Foreign	4,282	2,976	2,758

	$9,050	$6,627	$3,837

	Year ended December 31,
	2025	2024	2023
Domestic taxes:

Current taxes	$6,514	$4,777	$488
Deferred taxes	(1,746)	(1,126)	591

	4,768	3,651	1,079
Foreign taxes:

Current taxes	2,531	1,411	2,767
Deferred taxes	1,751	1,565	(9)

	4,282	2,976	2,758

	$9,050	$6,627	$3,837

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax liabilities and assets are as follows:

	December 31,
	2025	2024

Carryforward losses and tax credit	$21,070	$16,862
Deferred revenues	3,770	4,976
Operating lease liabilities	1,829	1,886
Employee stock-based compensation	6,290	7,173
Other temporary differences	3,913	3,521

Deferred tax assets before valuation allowance	36,872	34,418
Valuation allowance	(13,852)	(11,930)

Net deferred tax assets	23,020	22,488

Intangible assets, including goodwill	(4,749)	(4,656)
ROU assets	(1,668)	(1,909)
Depreciable assets	(852)	(837)

Deferred tax liability	(7,269)	(7,402)

Net deferred tax assets	$15,751	$15,086

e.	Foreign:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act, which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. Apportioned income is also subject to tax in various states.

Through December 31, 2025, the U.S. subsidiary had a U.S. federal loss carryforward of $2,567, which can be carried forward and offset against taxable income up to 20 years, expiring between fiscal 2027 and fiscal 2038.

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

g.
A reconciliation between the theoretical tax expense after the adoption of ASU 23-09, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the consolidated statements of income (loss) is as follows:

	Year ended December 31,
	2025

Israeli federal statutory tax rate	$6,741	23.0%

Foreign tax effects:

United States
State and local taxes	484	1.7%
Stock Based Compensation	656	2.2%
Other	1,000	3.4%

India
Changes in valuation allowance	916	3.1%
Non-deductible / taxable items	(383)	(1.3)%
Other	84	0.3%

Colombia
Withholding taxes	409	1.4%
Other	32	0.1%

Ecuador
Withholding taxes	579	2.0%

Other foreign jurisdictions	1,531	5.2%

Foreign withholding tax credits	(2,580)	(8.8)%

Changes in valuation allowances	3,022	10.3%

Non-taxable or Non-deductible items:
Stock Based Compensation	1,274	4.3%
Other	(30)	(0.1)%

Reduced tax rate for preferred technological enterprises	(3,660)	(12.5)%

Change in Unrecognized Tax Benefits	(561)	(1.9)%

Other	(463)	(1.6)%

Effective Tax Rate	$9,050	30.9%

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

A reconciliation between the theoretical tax expense prior to the adoption of ASU 2023-09, assuming all income is taxed at the statutory tax rate applicable to income of the Company and the actual tax expense as reported in the consolidated statements of income (loss) is as follows:

	2024	2023

Income (loss) before taxes, as reported in the consolidated statements of income (loss)	$12,665	$(17,753)

Statutory tax rate	23%	23%
Theoretical tax expense (benefit) on the above amount at the Israeli statutory tax rate	$2,913	$(4,083)
Tax adjustment in respect of different tax rate of foreign subsidiary	(141)	(57)
Non-deductible expenses and other permanent differences	820	536
Deferred taxes on losses for which valuation allowance was provided, net	3,498	2,635
Foreign withholding taxes	637	637
Share compensation relating to share options per ASC No. 718	158	3,716
Income taxes in respect of prior years	671	1,246
Change of tax rate	-	-
Approved, Privileged and Preferred enterprise loss (benefits) (*)	(2,170)	(1,086)
Other	241	293

Actual tax expense	$6,627	$3,837

(*) Basic earnings per share amounts of the benefit resulting from the “Approved, Privileged and Preferred Enterprise” status	$0.05	$0.03

Diluted earnings per share amounts of the benefit resulting from the “Approved, Privileged and Preferred Enterprise” status	$0.05	$0.03

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	TAXES ON INCOME (Cont.)

h.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Domestic	$655	$(7,021)	$(33,444)
Foreign	28,652	19,686	15,691

Income (loss) before taxes on income	$29,307	$12,665	$(17,753)

i.	Cash paid during the year for taxes on income amounted to $2,218, $921 and $4,000 for the years ended December 31, 2025, 2024 and 2023, respectively.

NOTE 15:-	SEGMENTS REPORTING

The Company reports segment information based on a management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the Company’s reportable segments. The chief operating decision maker ("The CODM") of the Company is the Chief Executive officer (CEO). The CODM assesses the performance of each operating segment using information about revenue and segment operating income that is defined as operating income generated at the segment level, excluding unallocated corporate income or expense.

The Company’s reportable segments are:

•
Radware’s Core Business – this segment consists of the Company’s core business operations, including its cloud security as-a-service products, application and data centers security products and its application availability products; and

•
The Hawks’ Business – this segment consists of the operations of two subsidiaries: SkyHawk, a spinoff of the Company’s former cloud native protector business. which now provides an agentless Cloud-native threat Detection and Response (CDR), combined with Cloud Infrastructure Entitlement Manage (CIEM), Cloud Security Posture Management (CSPM) and Autonomous Purple Team for AWS Google Cloud and Azure, and EdgeHawk, which is engaged in transforming routers and network nodes into security platforms.

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

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-	SEGMENTS REPORTING (Cont.)

The following tables present information about the Company’s reported segment revenues and operating income (loss) for the periods indicated:

	Year ended December 31, 2025
	Radware Core	Hawks	Total

Revenues	$301,222	$628	$301,850

Other segment items *	276,510	13,932	290,442

Operating income (loss)	$24,712	$(13,304)	$11,408

Financial income, net	$17,899

Income before taxes on income	$29,307

	Year ended December 31, 2024
	Radware Core	Hawks	Total

Revenues	$274,384	$496	$274,880

Other segment items *	264,635	14,132	278,767

Operating income (loss)	$9,749	$(13,636)	$(3,887)

Financial income, net	$16,552

Income before taxes on income	$12,665

	Year ended December 31, 2023
	Radware Core	Hawks	Total

Revenues	$260,322	$970	$261,292

Other segment items *	277,124	15,848	292,972

Operating loss	$(16,802)	$(14,878)	$(31,680)

Financial income, net	$13,927

Loss before taxes on income	$(17,753)

* Radware Core consists of cost of revenues, G&A, S&M, and R&D, with the Hawks primarily consisting of R&D.

Depreciation expenses of the Hawks’ business segment for the years ended December 31, 2025, 2024 and 2023 were $90, $97 and $85, respectively.

Depreciation expenses of Radware’s core business segment for the years ended December 31, 2025, 2024 and 2023 were $7,626, $7,771 and $8,191, respectively.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The total revenues are attributed to geographic areas based on the location of the end-users.

The following table presents total revenues for the years ended December 31, 2025, 2024 and 2023 from a geographical perspective:

	Year ended December 31,
	2025	2024	2023
Revenues from sales to customers located at:

The United States	$92,714	$83,429	$72,963
America - other	31,816	34,311	30,472
EMEA*	111,253	94,075	96,488
Asia Pacific	66,067	63,065	61,369

	$301,850	$274,880	$261,292

*	Europe, the Middle East and Africa.

The following table presents long-lived assets and ROU assets as of December 31, 2025 and 2024 from a geographical perspective:

	December 31,
	2025	2024
Long-lived assets by geographic region:

America (principally the United States)	$1,350	$1,905
Israel	27,961	29,344
EMEA - other	574	556
Asia Pacific	2,192	2,283

	$32,077	$34,088

NOTE 17:-	SELECTED CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA

	Year ended December 31,
	2025	2024	2023
Financial income, net:

Interest on bank deposits and other	$16,939	$13,122	$11,377
Amortization of premiums, accretion of discounts and interest on debt marketable securities, net	4,504	4,903	2,787
Loss on sale of marketable securities	-	-	(243)
Bank charges	(308)	(236)	(197)
Foreign currency differences, net	(3,236)	(1,237)	203

	$17,899	$16,552	$13,927

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Represents transactions and balances with other entities in which certain members of the Company's Board of Directors, management or shareholders have interest:

a.	The following related party balances are included in the consolidated balance sheets:

	December 31,
	2025	2024

Trade receivables and prepaid expenses	$1,632	$2,888

Trade payables and accrued expenses	$1,429	$2,415

b.	The following related party transactions are included in the consolidated statements of income (loss):

	Year ended December 31,
	2025	2024	2023

Revenues (1)	$5,303	$5,730	$3,298

Cost of revenues	$-	$-	$-

Operating expenses, net - primarily lease, subcontractors and communications (2)	$11,804	$8,085	$7,707

Purchase of property and equipment	$32	$9	$194

(1)	Distribution of the Company's products by a related party on a non-exclusive basis.

(2)
The Company leases office space and purchases other miscellaneous products and services from certain companies, which are considered to be related parties. In addition, the Company provides certain services to related parties.

RADWARE LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	SUBSEQUENT EVENTS

a.	In February 2026, the Company resolved to sell or cease the operations of SkyHawk Ltd.

b.
On January 14, 2026, the Company completed the acquisition of Pynt Security Inc., a technology company specializing in API testing solutions designed to identify security vulnerabilities prior to the deployment of APIs into production environments. The transaction has been accounted for as a business combination in accordance with ASC 805, Business Combinations.

The purchase consideration for this acquisition was immaterial to the Company and, as such, the transaction is not expected to have a significant impact on the Company’s consolidated balance sheet or results of operations. The Company is in the process of determining the fair value of the identifiable assets acquired and liabilities assumed; the allocation of the purchase consideration will be finalized within the measurement period.